Form 20-F
period 2002-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2003-06-17
CIK 702162

Form 20-F

               ------
(Mark one)              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
               ------     OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

               ------
OR               X      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
               ------     THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended                    31 December 2002
                            ----------------------------------------------------
               ------
OR                      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
               ------     THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from
                                 ---------------  --------------------
Commission file number                            1 - 9266
                            ----------------------------------------------------

                         NATIONAL WESTMINSTER BANK Plc
                                    ENGLAND
                   135 Bishopsgate, London, EC2M 3UR, England
--------------------------------------------------------------------------------
Securities registered or to be registered pursuant to Section 12 (b) of the Act.

                                                      Name of each exchange
Title of each class                                    on which registered
-------------------                                   --------------------

-  Non-Cumulative Dollar Preference Shares of
    $25 each, Series B                               New York Stock Exchange
-  American Depositary Shares, each representing
     one Non-Cumulative Dollar Preference Share
     of $25 each, Series B                           New York Stock Exchange
-  Non-Cumulative Dollar Preference Shares of $25
     each, Series C                                  New York Stock Exchange
-  American Depositary Shares, each representing
    one Non-Cumulative Dollar Preference Shares
    of $25 each, Series C                            New York Stock Exchange
-  Exchangeable Capital Securities, Series A         New York Stock Exchange
-------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None
--------------------------------------------------------------------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

     Guarantees relating to 9 3/8% Guaranteed Capital Notes due 15 November
     2003 of National Westminster Finance BV, payment of principal and interest guaranteed by National Westminster Bank Plc on a subordinated basis (suspended)
--------------------------------------------------------------------------------
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
  -  (pound)1 Ordinary shares                                 1,678,176,558
  -  Non-Cumulative Dollar Preference Shares of
       $25 each, Series B                                        10,000,000
  -  Non-Cumulative Dollar Preference Shares of
       $25 each, Series C                                        12,000,000
  -  9% Non-Cumulative Preference Shares of
       (pound)1 each, Series A                                  140,000,000

--------------------------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.          [X] YES      [_] NO

Indicate by check mark which financial statement item the registrant has elected
to follow.                                         [_] Item 17  [X] Item 18

                         NATIONAL WESTMINSTER BANK Plc

                           ANNUAL REPORT ON FORM 20-F
                      FOR THE YEAR ENDED 31 DECEMBER 2002
                                    CONTENTS

Item       Item Caption                                                     Page
----       ------------                                                     ----

           Presentation of Information....................................   4

PART I

1          Identity of Directors, Senior Management and Advisers..........   *

2          Offer Statistics and Expected Timetable........................   *

3          Key Information................................................   6

                Selected financial data ..................................   6

                Capitalisation and indebtedness...........................   *

                Reasons for the offer and use of proceeds.................   *

                Risk factors..............................................   11

4          Information on the Bank........................................   12

                History and development of the Bank.......................   12

                Business overview.........................................   12

                Organisational structure..................................   18

                Property, plant and equipment.............................   18

5          Operating and Financial Review and Prospects...................   19

                Operating results.........................................   19

                Liquidity and capital resources...........................   52

                Research and development, patents, licences etc...........   *

                Trend information.........................................   52

6          Directors, Senior Management and Employees.....................   53

                Directors and senior management...........................   53

                Compensation..............................................   55

                Board practices...........................................   55

                Employees.................................................   57

                Share ownership...........................................   59

7          Major Shareholders and Related Party Transactions..............   60

                Major shareholders........................................   60

                Related party transactions................................   62

                Interests of experts and counsel..........................   *

8          Financial Information..........................................   61

                Consolidated statements and other financial information...   61

                Significant changes.......................................   61

* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc or otherwise not included herein.

9          The Offer and Listing..........................................   62

                Offer and listing details.................................   62

                Plan of distribution......................................   *

                Markets...................................................   63

                Selling shareholders......................................   *

                Dilution..................................................   *

                Expenses of the issue.....................................   *

10         Additional Information.........................................   64

                Share capital.............................................   *

                Memorandum and articles of association....................   64

                Material contracts........................................   69

                Exchange controls.........................................   69

                Taxation..................................................   69

                Dividends and paying agents...............................   *

                Statement of experts......................................   *

                Documents on display......................................   73

                Subsidiary information....................................   *

11         Quantitative and Qualitative Disclosure about Market Risk......   74

12         Description of Securities other than Equity Securities.........   *

PART II

13         Defaults, Dividend Arrearages and Delinquencies................   *

14         Material Modifications to the Rights of  Security Holders and
           Use of Proceeds................................................   *

15         Controls and Procedures........................................   85

16         Reserved.......................................................   *

PART III

17         Financial Statements...........................................   *

18         Financial Statements...........................................   86

19         Exhibits.......................................................  138

           Signature......................................................  139

           Certifications.................................................  140


* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc or otherwise not included herein.

PRESENTATION OF INFORMATION

In this report, the term 'Bank' means National Westminster Bank Plc and 'NatWest Group' means the Bank and its subsidiary and associated undertakings.

National Westminster Bank Plc was a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc until January 2003, when ownership of the entire issued ordinary share capital was transferred to The Royal Bank of Scotland plc. For the purpose of this report, the term 'RBS Group' means The Royal Bank of Scotland Group plc and its subsidiary and associated undertakings and the term the 'Royal Bank' refers to The Royal Bank of Scotland plc.

The Bank publishes its financial statements in pounds sterling ("(pound)" or "sterling"). The abbreviations '(pound)m' and '(pound)bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ("UK"). Reference to 'dollars' or '$' are to United States of America ("US") dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '(euro)' represents the 'euro', the European single currency and the abbreviations '(euro)m' and '(euro)bn' represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of UK domestic transactions of NatWest Group. Foreign activities comprise NatWest Group's transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office - UK and Overseas. Management believe that presentation on this basis provides more useful information on the yields, spreads and margins of NatWest Group's activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which NatWest Group is managed. 'UK' in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

NatWest Group distinguishes its trading from non-trading activities by determining whether a business unit's principal activity is trading or non-trading and then attributing all of that unit's activities to one portfolio or the other. Although this method may result in some non-trading activity being classified as trading, and vice versa, NatWest Group believes that any resulting misclassification is not material.

In this report, the terms 'UK GAAP' and 'US GAAP' refer to generally accepted accounting principles ("GAAP") in the UK and the US respectively.

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'should', 'intend', 'plan', 'probability', 'risk', 'Value-at-Risk ("VaR")', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to NatWest Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which NatWest Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of NatWest Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this report speak only as of the date of this report, and NatWest Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion on certain risks faced by the NatWest Group, see Risk Factors on page 11.

                            ITEM 3. KEY INFORMATION
                            -----------------------

SELECTED FINANCIAL DATA

The financial information set out below for the year ended 31 December 2002 and each of the four years ended 31 December 2001, has been selected from the audited Consolidated Financial Statements of NatWest Group for those years or, where certain items are not shown in those audited Consolidated Financial Statements, has been prepared for the purpose of this report. The information should be read in conjunction with, and is qualified by reference to, the Consolidated Financial Statements and Notes thereto for the three years ended 31 December 2002 audited by independent chartered accountants, Deloitte & Touche and for the two years ended 31 December 1999 audited by independent chartered accountants, KPMG Audit Plc. The dollar financial information has been translated for convenience at the rate of (pound)1.00 to $1.6095, the Noon Buying Rate on 31 December 2002.

NatWest Group's Consolidated Financial Statements are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a discussion of such differences and a reconciliation of net income and consolidated shareholders' funds between UK GAAP and US GAAP, see Note 52 to the Consolidated Financial Statements.

                                                                --------------------------------------------------------------------
Summary consolidated profit and loss account                          2002       2002       2001        2000        1999       1998
                                                                      ----       ----       ----        ----        ----       ----
                                                                        $m   (pound)m   (pound)m    (pound)m    (pound)m   (pound)m
Amounts in accordance with UK GAAP (1):
Continuing operations
Net interest income                                                  6,653      4,134      3,921       3,675       3,620      3,686
Non-interest income                                                  5,730      3,560      3,703       3,818       3,895      4,118
                                                                --------------------------------------------------------------------
Total income                                                        12,383      7,694      7,624       7,493       7,515      7,804
Operating expenses                                                  (7,394)    (4,594)    (4,525)     (5,259)     (5,074)    (5,429)
                                                                --------------------------------------------------------------------
Profit before provisions                                             4,989      3,100      3,099       2,234       2,441      2,375
Provisions for bad and doubtful debts                                 (817)      (508)      (510)       (359)       (237)      (499)
Amounts written off fixed asset investments                            (13)        (8)        (6)        (14)        (23)       (28)
Write-down of finance leases                                             -          -          -           -           -        (55)
                                                                --------------------------------------------------------------------
Operating profit                                                     4,159      2,584      2,583       1,861       2,181      1,793
Losses on termination of Equities operations                             -          -          -           -         (14)         -
Profit/(loss) on disposal of businesses                                  -          -          -         967         (14)       265
                                                                --------------------------------------------------------------------
Profit before tax - continuing operations                            4,159      2,584      2,583       2,828       2,153      2,058
Discontinued operations
Profit on the disposal of interests in discontinued
  operations                                                             -          -          -          74         110         84
                                                                --------------------------------------------------------------------
Profit on ordinary activities before tax                             4,159      2,584      2,583       2,902       2,263      2,142
Tax on profit on ordinary activities                                (1,148)      (713)      (733)       (692)       (583)      (475)
Minority interests - equity                                             (8)        (5)        (5)         (9)        (11)       (24)
                                                                --------------------------------------------------------------------
Profit for the financial year                                        3,003      1,866      1,845       2,201       1,669      1,643
Preference dividends - non-equity                                      (66)       (41)       (43)        (41)        (39)       (51)
                                                                --------------------------------------------------------------------
Profit attributable to ordinary shareholders                         2,937      1,825      1,802       2,160       1,630      1,592
                                                                --------------------------------------------------------------------

Amounts in accordance with US GAAP:
Net income available for ordinary shareholders                       3,626      2,253      2,142       2,743       1,637      1,627
                                                                --------------------------------------------------------------------

Note:
(1) All prior years have been restated following the implementation of FRS 19 'Deferred Tax' in 2002.

Preference dividends
                                                          -----------------------------------------------------------------------
                                                                2002       2002        2001        2000        1999        1998
                                                                ----       ----        ----        ----        ----        ----
                                                                  $m   (pound)m    (pound)m    (pound)m    (pound)m    (pound)m
Non-cumulative preference shares of(pound)1, Series A             21         13          13          13          13          12
Non-cumulative preference shares of US$25, Series A                -          -           -           -           -          10
Non-cumulative preference shares of US$25, Series B               22         13          14          13          12          11
Non-cumulative preference shares of US$25, Series C               26         15          16          15          14          13
Premium on redemption                                              -          -           -           -           -           5
                                                          -----------------------------------------------------------------------
                                                                  69         41          43          41          39          51
                                                          -----------------------------------------------------------------------

Ordinary dividends
                                                          -----------------------------------------------------------------------
                                                               2002        2002        2001        2000        1999        1998
                                                                ----       ----        ----        ----        ----        ----
                                                                 $m    (pound)m    (pound)m    (pound)m    (pound)m    (pound)m
Interim                                                         314         195         399       3,973         219         201
Second interim                                                  805         500           -           -           -           -
Final                                                             -           -         400         600           -         412
                                                          -----------------------------------------------------------------------
Total                                                         1,119         695         799       4,573         219         613
                                                          -----------------------------------------------------------------------

Summary consolidated balance sheet
                                                      ---------------------------------------------------------------------------
                                                             2002        2002        2001        2000        1999          1998
                                                             ----        ----        ----        ----        ----          ----
Amounts in accordance with UK GAAP (1):                        $m    (pound)m    (pound)m    (pound)m     (pound)m     (pound)m
Loans and advances to banks (net of provisions)            38,087      23,664      31,269      34,995       28,793       32,369
Loans and advances to customers (net of provisions)       180,460     112,122     100,618      98,824       88,998       78,962
Debt securities and equity shares                          28,831      17,913      21,208      34,239       39,844       37,896
Intangible fixed assets                                       533         331         284         186          540          639
Other assets                                               28,741      17,857      19,348      18,020       27,585       36,170
                                                      ---------------------------------------------------------------------------
Total assets                                              276,652     171,887     172,727     186,264      185,760      186,036
                                                      ---------------------------------------------------------------------------

Called up share capital                                     3,475       2,159       2,197       2,187        2,150        2,177
Share premium account                                       2,070       1,286       1,286       1,286        1,237        1,181
Other reserves                                                643         400         420         347          331          282
Profit and loss account                                     8,624       5,358       4,203       3,236        5,640        4,874
                                                      ---------------------------------------------------------------------------
Shareholders' funds                                        14,812       9,203       8,106       7,056        9,358        8,514

Minority interests                                             76          47         110         103           96          147
Subordinated liabilities                                    9,549       5,933       6,396       6,904        7,541        5,162
                                                      ---------------------------------------------------------------------------
Total capital resources                                    24,437      15,183      14,612      14,063       16,995       13,823

Deposits by banks                                          28,517      17,718      25,246      30,143       27,451       26,562
Customer accounts                                         179,422     111,477      99,951     109,722       98,117       96,294
Debt securities in issue                                      335         208       5,222       9,172       11,556       15,555
Other liabilities                                          43,941      27,301      27,696      23,164       31,641       33,802
                                                      ---------------------------------------------------------------------------
Total liabilities                                         276,652     171,887     172,727     186,264      185,760      186,036
                                                      ---------------------------------------------------------------------------

Amounts in accordance with US GAAP:

Shareholders' equity                                       14,751       9,165       8,042       6,487        8,063        7,767
Total assets                                              292,174     181,531     181,536     186,044      184,870      185,858

Note:
(1) All prior years have been restated following the implementation of FRS 19 in 2002.

Other financial data
                                                                     -------------------------------------------------------------
Other financial data in accordance with                                  2002        2001         2000         1999         1998
UK GAAP (1):                                                             ----        ----         ----         ----         ----
Return on average total assets (2)                                      1.02%       0.95%        1.10%        0.86%        0.81%
Return on average ordinary shareholders' equity (3)                     21.9%       24.3%        26.6%        19.4%        20.4%
Average shareholders' equity as a percentage of average
  total assets                                                           4.9%        4.2%         4.3%         4.7%         4.3%
Risk asset ratio
     Tier 1                                                              8.9%        7.9%         7.1%         9.2%         8.3%
     Total                                                              13.0%       12.3%        12.2%        16.2%        13.2%
Ratio of earnings to combined fixed charges and
  preference share dividends (4)
     Including interest on deposits                                      2.04        1.58         1.52         1.45         1.28
     Excluding interest on deposits                                      3.82        4.30         4.88         3.82         2.16
Ratio of earnings to fixed charges only (4)
     Including interest on deposits                                      2.07        1.60         1.53         1.47         1.29
     Excluding interest on deposits                                      4.00        4.56         5.16         4.05         2.24

Other financial data in accordance with US GAAP:

Return on average total assets (2)                                      1.18%       1.11%        1.40%        0.86%        0.83%
Return on average ordinary shareholders' equity (3)                     27.5%       30.5%        39.5%        22.6%        24.7%
Average shareholders' equity as a percentage of average
  total assets                                                           4.6%        3.9%         3.8%         4.1%         3.7%
Ratio of earnings to combined fixed charges and preference
  share dividends (4)
     Including interest on deposits                                      2.28        1.73         1.67         1.46         1.29
     Excluding interest on deposits                                      4.48        5.12         5.97         3.86         2.18
Ratio of earnings to fixed charges only (4)
     Including interest on deposits                                      2.32        1.75         1.68         1.46         1.29
     Excluding interest on deposits                                      4.69        5.42         6.32         4.03         2.24

Notes:
(1) All prior years have been restated following the implementation of FRS 19 in 2002.
(2) Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(3) Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(4) For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Exchange rates

Except as stated, the following table show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs' purposes by the Federal Reserve Bank of New York (the 'Noon Buying Rate'):

US dollars per(pound)1                       May         April          March       February        January       December
----------------------                      2003          2003           2003           2003           2003           2002
                                            ----          ----           ----           ----           ----           ----
Noon buying rate

High                                      1.6484        1.5971         1.6129         1.6480         1.6482         1.6095
Low                                       1.5930        1.5500         1.5624         1.5727         1.5975         1.5555

US dollars per(pound)1                                                             31 December
----------------------                              ------------------------------------------------------------------------
                                                          2002           2001           2000           1999           1998
Noon buying rate
----------------
Year end rate                                           1.6095         1.4543         1.4955         1.6150         1.6628
Average rate for the year (1)                           1.5043         1.4396         1.5204         1.6144         1.6602

Consolidation rate (2)
----------------------
Year end rate                                           1.6128         1.4498         1.4925         1.6165         1.6585
Average rate for the year                               1.5032         1.4401         1.5160         1.6178         1.6576

Notes:
(1) The average of the Noon Buying Rates on the last business day of each month during the year.
(2) The rates used by NatWest Group for translating dollars into sterling in the preparation of its consolidated financial statements.
(3)  On 11 June 2003, the Noon Buying Rate was(pound)1.00 = $1.6675.

RISK FACTORS

Set out below are certain risk factors, which could affect NatWest Group's future results and cause them to be materially different from expected results. NatWest Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The financial performance of NatWest Group is affected by borrower credit quality and general economic conditions, in particular in the UK. Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of NatWest Group's businesses. Adverse changes in the credit quality of the NatWest Group's borrowers and counterparties or a general deterioration in UK or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of NatWest Group's assets and require an increase in the provision for bad and doubtful debts and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect NatWest Group's business. The most significant market risks NatWest Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by NatWest Group's non-UK subsidiaries and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of NatWest Group's investment and trading portfolios. NatWest Group has implemented risk management methods to mitigate and control these and other market risks to which NatWest Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on NatWest Group's financial performance and business operations.

Operational risks are inherent in the Group's business. NatWest Group's businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational risk and losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, NatWest Group's suppliers or counterparties. Although NatWest Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by NatWest Group.

Each of NatWest Group's businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how NatWest Group conducts its business and on NatWest Group's results of operations. NatWest Group is subject to financial services laws, regulations, administrative actions and policies in each location in which NatWest Group operates. This supervision and regulation, in particular in the UK, if changed could materially affect NatWest Group's business, the products and services offered or the value of assets.

NatWest Group's future growth in earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions. NatWest Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, NatWest Group's earnings could grow more slowly or decline.

                        ITEM 4. INFORMATION ON THE BANK
                        -------------------------------

HISTORY AND DEVELOPMENT OF THE BANK

National Westminster Bank Plc is a public limited company registered in England and Wales No. 929027. The registered office and principal office of the Bank is 135 Bishopsgate, London, EC2M 3UR (telephone 020-7375-5000). The Bank's website address is www.natwest.com.

NatWest Group is a diversified financial services group engaged in a wide range of banking, financial and finance-related activities in the UK and internationally. NatWest Group's operations are principally centred in the UK.

The Bank is a major UK clearing bank. The Bank was incorporated in England in 1968 and was formed from the merger of National Provincial Bank Limited and Westminster Bank Limited, which had themselves been formed through a series of mergers involving banks with origins dating back to the 17th century.

National Westminster Bank Plc was a wholly owned direct subsidiary of The Royal Bank of Scotland Group plc until 31 January 2003 when ownership of the entire issued ordinary share capital was transferred to the Royal Bank. At the same date the Bank transferred ownership of its wholly owned subsidiary, Lombard North Central PLC to the Royal Bank.

BUSINESS OVERVIEW

National Westminster Bank Plc was acquired by The Royal Bank of Scotland Group plc on 6 March 2000 and since then it has operated and been managed as a member of the overall RBS Group. As part of the integration of NatWest Group in the RBS Group a number of businesses and assets have been transferred between NatWest Group and the Royal Bank to bring together similar operations and functions. In the RBS Group, all new large corporate relationships are domiciled in the Royal Bank. In retail banking in the UK, RBS Group has retained and promotes both the NatWest and the Royal Bank brands, which compete with each other.

A central Manufacturing function provides services to entities in the RBS Group. Allocations of manufacturing costs are made on appropriate basis to individual legal entities, including NatWest.

At 31 December 2002, NatWest Group had total assets of (pound)171.9 billion and shareholders' funds of (pound)9.2 billion.

The RBS Group operates on an integrated basis through a divisional structure. The divisions relevant to the NatWest Group are Corporate Banking and Financial Markets, Retail Banking, Retail Direct, Manufacturing, Wealth Management, Ulster Bank and the Centre. A description of each of these business activities is given below.

Corporate Banking and Financial Markets

Corporate Banking and Financial Markets ("CBFM") provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance and leasing.

Financial Markets provides corporate and institutional customers with treasury services, including global interest rate derivatives trading, bond origination and trading, sovereign debt trading, futures brokerage, foreign exchange, money market, currency derivative and rate risk management services. It also engages in similar activities for its own account, and provides treasury services support to NatWest Group. RBS Greenwich Capital, with headquarters in Connecticut, delivers debt market solutions tailored to meet the needs of companies and institutions around the world.

On 1 January 2002, Ulster Bank's leasing business was transferred to CBFM and in May 2002, Lombard, the leasing arm of CBFM, completed the acquisition of Dixon Motors PLC, one of the UK's largest car dealerships.

Retail Banking

Retail Banking provides a wide range of banking, insurance and related financial services to individuals and small businesses. These services are delivered from branches throughout Great Britain and through the telephone, ATMs and the internet.

In the personal banking market, Retail Banking offers money transmission, savings and loan facilities. In the small business banking market, Retail Banking provides a range of services which includes money transmission and cash management, short, medium and long-term finance and retail and wholesale deposit-taking products.

As at 31 December 2002, the Bank had 1,642 branches in the UK.

Retail Direct

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes Lombard Direct and the Comfort Card businesses in Europe, both of which offer products to customers through direct channels.

Manufacturing

Manufacturing supports the customer facing businesses of both the Bank and the Royal Bank, mainly CBFM, Retail Banking and Retail Direct, and provides operational technology, customer support in telephony, account management and money transmission, global purchasing, property and other services. Appropriate charges are made to both the Bank and the Royal Bank.

Wealth Management

Wealth Management comprises the Coutts Group, which focuses on private banking. In September 2002, Wealth Management sold a 50% interest in NatWest Stockbrokers Limited to TD Waterhouse, part of Toronto Dominion Bank of Canada.

Ulster Bank

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets. On 1 January 2002, Ulster Bank's leasing business was transferred to CBFM.

The Centre

The Centre comprises group and corporate functions, which provide services to the operating divisions.

Competition

The Bank and its subsidiaries are subject to intense competition in all aspects of their business. In the UK, the Bank's principal competitors are other clearing banks, building societies (which are similar to savings and loans associations in the US) and the other major international banks.

Competition to serve corporate and institutional customers in the UK remains strong. In addition to the UK clearing bank groups, large US and European financial institutions are also active and offer combined investment and commercial banking capabilities. The capital markets continue to innovate and provide a broad range of financing and risk management solutions for corporate customers. In asset finance, Lombard competes with both banks and specialised asset finance providers.

In the small business banking market, NatWest Group competes with other UK clearing bank groups, with specialised finance providers and building societies. During 2002, competition within small business banking remained strong as former building societies continued to develop their offerings.

In the personal banking market, competition remains intense. In addition to UK banks and building societies, major retailers, life assurance companies and internet-only players are active in the market.

The UK credit card market is highly competitive. Major retailers, utilities and specialist card issuers, including the major US operators, are active in the market in addition to UK banks and building societies. Competition is across a range of dimensions, including aggressive pricing, loyalty and reward schemes and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and increasingly, the internet.

Coutts Group competes as a private bank with UK clearing and private banks and with international private bankers. Difficult market conditions have seen some retrenchment of competitive activity, particularly in the 'mass-affluent' segment.

In Northern Ireland and the Republic of Ireland, Ulster Bank competes in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as both UK and Irish institutions seek to expand their businesses.

In the United States, NatWest Group competes through RBS Greenwich Capital and NatWest branches, in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

Monetary policy

NatWest Group's earnings are affected by domestic and global economic conditions. The policies of the UK government, and of governments in other countries in which NatWest Group operates, also have an impact.

The UK government sets an inflation target, which the Chancellor of the Exchequer confirmed in his April 2003 Budget would remain at 2.5%, measured by retail price inflation excluding mortgage interest payments (RPIX). From November 2003, however, the UK inflation target will be measured against the harmonised index of consumer prices (HICP), in line with other European countries, as announced in the Chancellor's euro statement on 9 June 2003. The level of the new HICP inflation target has not yet been set, but for the members of European Monetary Union is currently set at 2%.

The Bank of England has operational independence in setting the repo rate to achieve the inflation target. The Bank was given independence by the Chancellor in 1997, with the aim of making monetary policy free from political influence, and therefore more stable and credible. The Bank's Monetary Policy Committee ("MPC") meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. One-off meetings can also be held in exceptional circumstances - for example, when UK interest rates were cut by a quarter point following the terrorist attacks on 11 September 2001. In response to the downturn in the global economy and the terrorist attacks, the Bank of England, along with other major central banks around the world, cut rates sharply in 2001. Rates remained at exceptionally low levels throughout 2002, and were reduced again in February 2003, reflecting the uncertain nature of the global and domestic economic circumstances.

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but concerns over the strength of sterling have played a role in the MPC's monthly debates in the past. A feature of recent months has been the sharp depreciation of the US dollar against the euro. In this context, sterling has also weakened against the euro, falling to its lowest level since the single currency was first introduced in 1999.

European Economic and Monetary Union ("EMU")

The new European single currency, the euro, came into being on 1 January 1999. The third stage of EMU started on schedule on 1 January 1999. During the course of 1998, it was determined that eleven countries (Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) would participate. The UK, along with Denmark, exercised its right to opt out at that stage, and Sweden also determined not to be part of this first wave.

On 31 December 1998, the European Currency Unit (the "ECU") was replaced by the euro on the international currency markets, on a one-for-one basis. The rates for the euro against other international currencies were based upon the official closing rates for the ECU. The bilateral rates for the legacy currencies of the participating states were derived from their rates within the Exchange Rate Mechanism and the closing value of the ECU. These rates, between the legacy currencies and between these currencies and the euro, were fixed as of 1 January 1999. The euro became the formal currency for all eleven then-participating states.

Euro notes and coins were introduced into circulation on 1 January 2002 in accordance with the Maastricht Treaty, which required that legacy currency notes and coins be withdrawn by 30 June 2002. Also on 1 January 1999, the European Central Bank ("ECB") assumed responsibility for the operation of monetary policy throughout the euro zone. The ECB sets one short-term interest rate to cover all twelve countries.

The UK government continues to support EMU entry in principle, but has decided the UK will not adopt the single currency until it is in the UK's economic interests, with a positive referendum vote. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation. An assessment of these five tests took place in June 2003, resulting in the publication of the Treasury's assessment, the 18 supporting EMU studies, and a 3rd outline National Changeover Plan. While indicating that these five economic tests have yet to be fully met, the government has set out a programme of economic reforms and structural assessments necessary to achieve readiness for entry. The Chancellor will make a progress statement in Budget 2004, at which point he will decide whether to undertake a further assessment of the entry tests.

RBS Group continues to co-operate with the UK government, and to work within the financial sector, to develop thinking and plans regarding a range of practical issues that would arise if the UK were to decide to enter EMU.

Uncertainty continues on the likelihood and timing of the euro being introduced in the UK. It is not possible to estimate with any degree of certainty the ultimate cost of making systems and operations fully compliant. Expenditure in the year ended 31 December 2002 in preparation for the possible introduction of the euro in the UK was minimal.

Supervision and regulation

1 United Kingdom

1.1 The regulatory regime applying to the UK financial services industry
The Financial Services and Markets Act 2000 ("FSMA 2000"), containing a new integrated legislative framework for the regulation of most of the UK financial services industry, was implemented at the end of 2001 and the Financial Services Authority (the "FSA") was established by the Government as the single statutory regulator responsible for the regulation of deposit taking, insurance and investment business in the UK.

Under the FSMA 2000, businesses require the FSA's permission to undertake specified types of activities including carrying out contracts of insurance; managing, dealing in or advising on, investments; accepting deposits; and issuing electronic money. Detailed regulatory requirements are contained in a Handbook published by the FSA.

The FSA's statutory objectives are to maintain confidence in, and to promote public understanding of, the UK financial system; to secure an appropriate degree of consumer protection; and to reduce the scope for financial crime. In achieving these, the FSA must take account of certain "principles of good regulation" which include recognising the responsibilities of regulated firms' own management, facilitating innovation and competition and acting proportionately in imposing burdens on the industry.

1.2 Authorised firms in the NatWest Group
A number of companies in NatWest Group undertake banking and investment business, and are authorised and regulated to conduct business in the UK by the FSA.

As at 31 December 2002, the FSA supervised the banking business of eight banks in NatWest Group, including National Westminster Bank Plc, Coutts & Co, Lombard North Central PLC and Ulster Bank Limited.

Investment management business is principally undertaken by companies in the Wealth Management Division, including Coutts & Co Investment Management Limited.

1.3 The FSA's regulatory approach and supervisory standards
The regulatory regime focuses on the risks to the FSA attaining its statutory objectives and uses the full range of regulatory tools (including the authorisation of firms, rule-making, supervision, investigation and enforcement) available to the FSA. It is founded on a risk based, integrated approach to regulation.

The FSA can request information from, and give directions to, authorised firms. It may also require authorised firms to provide independent reports prepared by professionals, relating to issues such as the accuracy of accounting records and the adequacy of internal controls.

The FSA can exercise indirect control over the holding companies of authorised firms via its statutory powers to object to persons who are, or who intend to become, "controllers" of these firms.

Given the number of authorised firms in NatWest Group and the range and complexity of business undertaken by these firms, they have been subject to a comprehensive risk assessment by the FSA. Generally, authorised firms in NatWest Group are subject to direct and on-going supervision by the FSA.

Setting standards for firms
The FSA carries out the prudential supervision and conduct of business regulation of all authorised firms (although currently the application of its conduct of business rules to banking business and general insurance business is limited).

Prudential supervision includes monitoring the adequacy of a firm's management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Currently, different prudential requirements apply to different sectors of the financial services industry. These requirements are set out in separate Prudential Sourcebooks issued by the FSA for each part of the industry. These requirements are being reviewed by the FSA and an Integrated Prudential Sourcebook (aimed at applying a more harmonised and consistent approach to prudential regulation across the industry) is expected to be implemented in stages, from mid 2004 until the end of 2006.

Many of the standards relating to the capital which firms must hold to absorb losses arising from risks to its business are determined by EC legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks. The 1988 Basel Capital Accord is currently being reviewed by the Basel Committee on Banking Supervision and a new set of capital adequacy proposals have been issued by the Bank for International Settlements which have become known as "Basel II". These are currently scheduled for implementation in the UK in January 2006. These new proposals are based around the three principles or "Pillars" of Minimum Capital Requirements (Pillar 1), Supervisory Review (Pillar 2) and Market Discipline (Pillar 3). The proposed new framework represents a fundamental change to the current capital adequacy regime and will have wide ranging consequences for the Group and the banking industry as a whole. These changes will affect all "internationally active banks". In addition, the Conglomerates Directive, to be implemented in the UK in 2004, will affect the way in which financial groups falling within the description of "financial conglomerates" assess solvency and capital adequacy on a consolidated basis.

In its supervisory role, the FSA sets requirements relating to matters such as consolidated supervision, capital adequacy, liquidity, large exposures, and the adequacy of accounting procedures and controls.

Banks are required to set out their policy on "large exposures" and to inform the FSA of this. The policy must be reviewed annually and any significant departures must be discussed with the FSA. Large exposures must be monitored and controlled.

Firms must also meet standards relating to their senior management arrangements and internal systems and controls and must comply with rules designed to reduce the scope for firms to be used for money laundering. During 2002, the FSA concentrated on its objective to reduce financial crime and, given the international focus, this emphasis will continue for the foreseeable future. Additionally, the UK Government has implemented further legislation relating to the prevention of money laundering, over the course of the past 12 months.

In regulating the conduct of authorised firms, the FSA has set out 11 Principles for Businesses. These reflect the FSA's regulatory objectives and are a general statement of the fundamental obligations of authorised firms under the regulatory system. In addition, the FSA has prescribed detailed Conduct of Business Rules essentially governing key aspects of firms' relationships with customers, such as the provision of clear and adequate information, managing conflicts of interest and recommending products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements.

The FSA's Conduct of Business Rules currently require certain authorised regulated firms in the Group to determine whether to market the "packaged products" (i.e. personal pensions, life assurance, collective investment schemes and investment trust savings schemes) of only one company or group, or to become an independent intermediary, providing customers with advice across a broader range of products (this is called the "polarisation regime" and was introduced as a consumer protection mechanism). A group of persons allied together for purposes of marketing packaged products is referred to as a "marketing group".

For marketing purposes, currently, NatWest Group companies are members of the NatWest and Gartmore Marketing Group. The Bank and its subsidiary, Ulster Bank Limited market the packaged products of the NatWest and Gartmore Marketing Group through their branches and, under the Rules, neither the Bank nor its subsidiary Ulster Bank Limited are permitted to advise on packaged products more generally. Independent advice is available to customers through the Royal Bank of Scotland Group Independent Financial Services Limited.

Recognising both the substantial anti-competitive effects of the polarisation regime and the fact that it actually generates little consumer benefits, the FSA has conducted a review and expects to introduce substantial changes to the regime in 2003/2004.

Focus on customers
An important element of securing an appropriate degree of consumer protection is ensuring that suitable arrangements are made for dealing with customer complaints. Firms are required to establish appropriate internal complaint handling procedures and to report complaints statistics to the FSA. Where agreement cannot be reached between the firm and the customer, the issue can be referred for independent assessment to a complaints scheme run by the Financial Ombudsman Service.

The Financial Services Compensation Scheme (financed by levies on regulated firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

1.4 Enforcement
Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. It works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm's authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against regulated firms to address unfair terms in financial services consumer contracts.

1.5 Extension of the FSA's responsibilities
From the end of October 2004, the scope of the FSA's responsibilities will be widened to cover the regulation and supervision of mortgage lending and administration, the selling of mortgages and the provision of mortgage advice and from January 2005, the regulation of insurance mediation services (i.e. selling and administration of insurance products). The regulatory regimes for these are being devised and are to be finalised in 2003. All of these types of activities are undertaken by companies in NatWest Group and this extension of the scope of statutory regulation will significantly impact on how the relevant businesses operate in the future.

1.6 Other relevant UK agencies and Government departments
Consumer credit issues are covered by the Department of Trade and Industry ("DTI") and the Office of Fair Trading ("OFT") and competition issues are dealt with by the OFT. The business of granting consumer credit is heavily regulated. The DTI also has responsibility for company law matters. The consumer credit legislation and aspects of company law are currently being reviewed, both at national and at EU levels and changes are expected.

2. United States
The Bank maintains a branch in the United States and consequently its operations are subject to regulation under the US Bank Holding Company Act of 1956, as amended (the "BHCA"), by the Board of Governors of the Federal Reserve System (the "Board"). The BHCA generally prohibits the Bank from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires the Bank to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any US bank or bank holding company. Although the US Gramm-Leach-Bliley Act of 1999 permits bank holding companies that have met certain eligibility criteria and elected to become 'financial holding companies' to engage in a significantly broader range of non-banking activities than those described above, the Bank has not elected to become a financial holding company.

The Bank's US subsidiaries, and the Bank's US offices, are subject to direct supervision and regulation by various other federal and state authorities. The Bank's New York branch is supervised by the New York Banking Department. The Bank's US securities affiliates are subject to regulation and supervision by the Securities and Exchange Commission.

ORGANISATIONAL STRUCTURE

Until January 2003, the Bank was a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc ("the holding company"), which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The principal subsidiary undertakings of NatWest Group and their activities are detailed in note 19.

On 31 January 2003, ownership of the Bank's entire issued ordinary share capital was transferred to the Royal Bank, which is also a wholly owned subsidiary of the holding company.


DESCRIPTION OF PROPERTY AND EQUIPMENT
The NatWest Group's properties include its principal office in London at 135 Bishopsgate.

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least once every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that its value has changed significantly, given market conditions. Any increase or deficit on revaluation is reflected in the carrying value of premises at that time. Any impairment in the value of premises where there is a clear consumption of economic benefits is charged in full to the profit and loss account. Other impairments of premises are charged to the profit and loss account after eliminating any previous revaluation surplus on the premises. Any profit from the sale of revalued premises is calculated by deducting the revalued amount from the net proceeds. The revaluation of premises at 31 December 2002 resulted in a (pound)22 million decrease in property revaluation reserves.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2002 was (pound)123 million (2001 - (pound)135 million; 2000 - (pound)234 million).

COMPETITION COMMISSION

The UK Government has accepted the recommendations of the Competition Commission ("CC") in respect of its inquiry into the UK market for small business banking.

The CC published its report on the supply of banking services by clearing banks to small and medium sized enterprises ("SMEs") in March 2002. The report recommended a number of pricing and behavioural remedies. RBS Group has implemented the pricing remedies with effect from 1 January 2003. In line with undertakings given by RBS Group and three other major clearing banks to the OFT, NatWest Group's SME customers have been offered the choice of either receiving interest on current accounts at a prescribed rate or free core money transmission services. RBS Group, along with seven other clearing banks, has also given undertakings to implement the behavioural remedies. These behavioural remedies include measures to achieve speedy and error free switching of accounts between banks, unbundling of services and improving market information and transparency.

              ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
              ----------------------------------------------------

OPERATING RESULTS
Critical accounting policies
The reported results of NatWest Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. NatWest Group's principal accounting policies are set out on pages 93 to 95. UK company law and accounting standards require the directors, in preparing the NatWest Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard ("FRS") 18 'Accounting Policies' requires an entity to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The judgements and assumptions involved in NatWest Group's accounting policies that are most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the NatWest Group would affect its reported results.

Loans and advances - provisions for bad and doubtful debts
NatWest Group provides for losses existing in its lending book so as to state its loan portfolio at its expected ultimate net realisable value. Specific provisions are established against individual exposures and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. For exposures that are individually assessed, the specific provision is determined from a review of the financial condition of the counterparty and any guarantor and takes into account the value of any security. For certain portfolios of homogeneous loans, specific provisions are established on a portfolio basis, based on historical loss experience and the level of arrears. The general provision is assessed in the light of general economic conditions, the size and diversity of NatWest Group's portfolio, a review of internal credit risk classifications and the scope of specific provisioning procedures.

The determination of NatWest Group's specific and general bad debt provisions involves numerous estimates and judgements. These include the identification of deteriorating loans, the amounts and timing of loan cash flows and the realisable value of collateral.

Loans and advances - recognition of interest income
Interest is accrued on loans and advances unless its receipt is in significant doubt. Doubtful interest is not credited to the profit and loss account but to an interest in suspense account. Interest is not accrued on loans that have been written off.

Fair value
Securities and derivatives held for trading purposes are carried at fair value with changes in this value reflected in the profit and loss account. Fair values are based on quoted market prices where available. If quoted prices are not available for an instrument, fair value is determined from market prices for its components using appropriate pricing models. Where NatWest Group's position is of such a size that the price obtainable would be materially different from the quoted price, the quoted price is adjusted based on management's estimate of the price that NatWest Group would realise from the holding in current market conditions. Where instruments such as over-the-counter derivatives are valued using pricing models, the value of the instrument and changes in that value are affected by the model and its underlying assumptions.

Goodwill
NatWest Group capitalises acquired goodwill and amortises it over its useful economic life. Under UK GAAP, there is a rebuttable presumption that the useful economic life of purchased goodwill is limited and does not exceed 20 years from the date of acquisition.

Accounting developments
UK GAAP
The Group has implemented FRS 19 'Deferred Tax' which requires recognition of deferred tax assets and liabilities on all timing differences, with specified exceptions. Previously, provision was made for deferred tax only to the extent that timing differences were expected to reverse and the deferred tax liability crystallise in the foreseeable future. The effect of adopting the new policy for the year ended 31 December 2002 is to increase goodwill amortisation by (pound)6 million, reduce profit before tax by (pound)6 million, increase the tax charge by (pound)58 million and, at 31 December 2002, reduce profit and loss account reserves by (pound)34 million and increase intangible fixed assets by (pound)110 million. Prior periods have been restated resulting, at 31 December 2001, in an increase goodwill amortisation of (pound)6 million (2000 - nil), a decrease in profit before tax of (pound)6 million (2000 - nil), a decrease in the tax charge of (pound)20 million (2000 - decrease (pound)2 million) and, at 31 December 2001, an increase in profit and loss account reserves of (pound)30 million (2000 - increase (pound)16 million) and an increase in intangible fixed assets of (pound)116 million (2000 - nil).

International Financial Reporting Standards ("IFRS")
In June 2002, the European Parliament and Council of the European Union issued a Regulation that will require all EU listed companies to prepare their consolidated accounts in accordance with IFRS rather than existing national GAAP. The Regulation takes effect from 2005, consequently the accounting framework under which the RBS Group reports will change. The RBS Group will produce its consolidated accounts in accordance with IFRS for the year ended 31 December 2005.

US GAAP
The following developments in US GAAP have no material affect on the NatWest Group's US GAAP reporting.

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 145 'Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections'. SFAS 145 rescinds existing requirements for accounting for extinguishments of debt, removes an inconsistency in the existing requirements for accounting by lessees for certain lease amendments, and makes other technical corrections to existing statements.

In October 2002, the FASB issued SFAS 147 'Acquisitions of Certain Financial Institutions'. SFAS 147 requires certain acquisitions that fell within the scope of SFAS 72 'Accounting for Certain Acquisitions of Banking or Thrift Institutions' to be accounted for in accordance with SFAS 141 'Business Combinations', and includes transitional provisions to deal with unidentified intangible assets recognised under SFAS 72. SFAS 147 is effective from 1 October 2002.

NatWest Group is currently considering the effect, if any, of the following developments on its US GAAP reporting.

In July 2002, the FASB issued SFAS 146 'Accounting for Costs Associated with Exit or Disposal Activities'. SFAS 146 addresses the recognition and measurement of employee termination costs, contract termination costs and other costs associated with exit or disposal activities, and related disclosures. SFAS 146 is applicable to exit and disposal activities initiated after 31 December 2002.

In November 2002, the FASB issued FASB Interpretation No. ("FIN") 45 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34'. FIN 45 requires guarantees entered into or modified after 31 December 2002 to be recognised and measured initially at their fair value. NatWest Group is reviewing the initial recognition and measurement requirements of this Statement to assess their effect on its US GAAP reporting.

In December 2002, the FASB issued SFAS 148 'Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123'. SFAS 148 addresses the treatment of a voluntary change in accounting for stock-based employee compensation from the intrinsic value method under APB Opinion No. 25, 'Accounting for Stock Issued to Employees', to the fair value based method under SFAS 123. NatWest Group is currently not contemplating moving to accounting for stock-based compensation using the fair value based method of SFAS.

In January 2003, the FASB issued FASB Interpretation No. 46 'Consolidation of Variable Interest Entities, an interpretation of ARB No. 51'. FIN 46 addresses accounting for variable interest entities, which are entities where the equity investment at risk is not sufficient to permit the entity to finance its activities without subordinated support from other parties to absorb losses, or where the equity investors lack certain essential characteristics of a controlling financial interest. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. An enterprise is the primary beneficiary of a variable interest entity if it holds an interest that will absorb the majority of its expected losses or receive a majority of its expected residual returns. FIN 46 requires the holder of a significant variable interest in a variable interest entity to make certain disclosures. The requirements of FIN 46 apply to new variable interest entities created after 31 January 2003, or where the reporting entity acquires an interest after that date, and to other variable interest entities in the first fiscal year or interim period beginning after 15 June 2003.

However, FIN 46 requires disclosures in financial statements issued after 31 January 2003 about variable interest entities that, when FIN 46 becomes effective, it is reasonably possible that the reporting enterprise will consolidate or about which the enterprise will disclose information in accordance with FIN 46. NatWest Group has undertaken a review to identify variable interest entities in which it is the primary beneficiary or in which it has a significant variable interest. NatWest Group has concluded that it is reasonably possible that it is the primary beneficiary of, or has a significant interest in a number of commercial paper conduits and other asset securitisation vehicles that meet FIN 46's definition of a variable interest entity. These entities acquire financial assets from third parties or from NatWest Group funded by the issue of commercial paper or other debt instruments. NatWest Group supplies certain administrative services and provides credit enhancement, liquidity facilities and derivative transactions to some or all of the entities on an arm's length basis. In the case of the commercial paper conduits, NatWest Group provides programme wide credit enhancement by letters of credit or loan facilities across all tranches of assets funded by conduits. NatWest Group provides funding in the form of reverse repurchase agreements on bonds owned by one variable interest entity.

At 31 December 2002, NatWest Group held loan notes issued by these entities with a principal amount of (pound)3.0 million, had outstanding undrawn liquidity lines amounting to (pound)1.6 billion, and total rate of return swaps with a notional amount of (pound)0.7 billion. NatWest Group's maximum exposure to loss, in the event of non-performance of the entire portfolio of assets in these entities and if all counterclaims proved valueless, is represented by the contractual amount of these instruments.

As experience with FIN 46 develops, NatWest Group is continuing to review its existing interests to identify other variable interest entities in which NatWest Group may have a significant variable interest or of which NatWest Group may be the primary beneficiary.

The following developments in US GAAP have occurred since the consolidated financial statements of the NatWest Group were approved.

On 30 April 2003, the FASB issued SFAS 149 'Amendment of Statement 133 on Derivative Instruments as Hedging Activities.' SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in contracts, and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. The NatWest Group is reviewing this statement to determine the effect on its US GAAP reporting.

On 15 May 2003, the FASB issued SFAS 150 'Accounting For Certain Financial Instruments with Characteristics of both Liabilities And Equity'. SFAS 150 addresses classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires financial instruments falling within its scope to be classified as a liability; many of those instruments were previously classified as equity. NatWest Group is reviewing this statement to determine the effect on its US GAAP reporting.

Overview of results

The following table summarises NatWest Group's results for the three years ended 31 December 2002:

Consolidated profit and loss account                                  2002               2001*               2000*
                                                                      ----               ----                ----
                                                                  (pound)m           (pound)m            (pound)m
Net interest income                                                  4,134              3,921               3,675
                                                              -----------------  ------------------  -----------------

Dividend income                                                         13                 17                  14
Fees and commissions receivable                                      2,908              3,036               2,957
Fees and commissions payable                                          (715)              (711)               (637)
Dealing profits                                                        735                719                 684
Other operating income                                                 619                642                 800
                                                              -----------------  ------------------  -----------------
Non-interest income                                                  3,560              3,703               3,818
                                                              -----------------  ------------------  -----------------

Total income                                                         7,694              7,624               7,493
                                                              -----------------  ------------------  -----------------

Administrative expenses
   staff costs**                                                    (1,755)            (2,097)             (2,572)
   premises and equipment**                                           (285)              (368)               (609)
   other**                                                          (2,084)            (1,495)             (1,492)
Depreciation and amortisation
   tangible fixed assets**                                            (444)              (541)               (559)
   goodwill**                                                          (26)               (24)                (27)
                                                              -----------------  ------------------  -----------------
Operating expenses                                                  (4,594)            (4,525)             (5,259)
                                                              -----------------  ------------------  -----------------

Profit before provisions for bad and doubtful debts                  3,100              3,099               2,234
Provisions for bad and doubtful debts                                 (508)              (510)               (359)
Amounts written off fixed asset investments                             (8)                (6)                (14)
                                                              -----------------  ------------------  -----------------
Operating profit                                                     2,584              2,583               1,861
Profit on disposal of businesses                                         -                  -                 967
Additional consideration on sale of Bancorp                              -                  -                  74
                                                              -----------------  ------------------  -----------------
Profit on ordinary activities before tax                             2,584              2,583               2,902
Tax                                                                   (713)              (733)               (692)
                                                              -----------------  ------------------  -----------------
Profit after tax                                                     1,871              1,850               2,210
                                                              -----------------  ------------------  -----------------

*    restated (see page 19)
**   includes restructuring costs (see page 28)

2002 compared with 2001
-----------------------

Profit before tax at (pound)2,584 million was similar to the prior year at (pound)2,583 million despite the transfer and disposal of businesses during 2001.

Net interest income increased by 5%, (pound)213 million to (pound)4,134 million. Average interest-earning assets of the banking business decreased by 5%, (pound)5.3 billion to (pound)112.7. Average loans and advances to customers increased by (pound)4.9 billion, average loans and advances to banks decreased by (pound)5.9 billion and debt securities decreased by (pound)4.2 billion. Interest spread rose by 0.4% with growth in higher-yielding customer lending offsetting the effect of the lower interest rate environment. Net interest margin of the banking business improved to 3.6% from 3.3%.

Non-interest income decreased 4%, (pound)143 million to (pound)3,560 million mainly due to the disposal of businesses in the previous year. Fees and commissions receivable decreased by 4%, (pound)128 million to (pound)2,908 million. Dealing profits increased by (pound)16 million, 2% to (pound)735 million. Other operating income fell by 4%, (pound)23 million to (pound)619 million.

Operating expenses were up 2%, (pound)69 million to (pound)4,594 million. Including in operating expenses are restructuring costs, up 4%, (pound)25 million to (pound)663 million. The conversion of NatWest IT systems onto the Royal Bank technology platform was completed in October 2002. Staff costs were 16%, (pound)342 million lower at (pound)1,755 million reflecting lower staff numbers, which fell by 10,400 to 22,600 predominately as a result of staff transferring to the Royal Bank. Other operating expenses increased (pound)589 million, 39% to (pound)2,084 million due to an increased management charge reflecting the services provided by the Royal Bank.

Provisions for bad and doubtful debts decreased by (pound)2 million to (pound)508 million. Total provisions at 31 December 2002 were 82% of risk elements in lending, compared with 74% at 31 December 2001.

The tax charge for the year was (pound)713 million (2001 - (pound)733 million) equivalent to 28% (2001 - 28%) of profit before tax.

Profit attributable to ordinary shareholders increased by 1% from (pound)1,802 million to (pound)1,825 million.

Group total assets were (pound)171.9 billion at 31 December 2002. Loans and advances to customers were (pound)112.1 billion.

Capital ratios at 31 December 2002 were 8.9% (tier 1) and 13.0% (total).


2001 compared with 2000
-----------------------

During 2001, Financial Markets continued to migrate substantial parts of its business to the Royal Bank.

Profit before tax at (pound)2,583 million was 11%, (pound)319 million lower than the previous year which included (pound)967 million profit on disposal of businesses and the final consideration relating to the disposal of Bancorp, (pound)74 million. Operating profit was up 39%, (pound)722 million to (pound)2,583 million.

Net interest income increased by 7%, (pound)246 million to (pound)3,921 million. Average interest-earning assets of the banking business rose by 2%, (pound)1.8 billion to (pound)118.0 billion including 11% growth in average loans and advances to customers. Net interest margin of the banking business improved to 3.3% from 3.2%.

Non-interest income decreased 3%, (pound)118 million to (pound)3,703 million. Fees and commissions receivable rose by 3%, (pound)79 million to (pound)3,036 million. Other operating income fell by 20%, (pound)161 million to (pound)642 million.

Operating expenses were down 14%, (pound)734 million to (pound)4,525 million. Including in operating expenses are restructuring costs, up 21%, (pound)111 million to (pound)638 million. Staff costs were 18%, (pound)475 million lower at (pound)2,097 million. Staff numbers fell by 22,800 to 33,000. Other operating expense were (pound)1,495 million (2000: (pound)1,492 million).

Provisions for bad and doubtful debts were up 42%, (pound)151 million to (pound)510 million. Total provisions at 31 December 2001 were 74% of risk elements in lending, compared with 81% at 31 December 2000.

The tax charge for the year was (pound)733 million (2000 - (pound)692 million) equivalent to 28% (2000 - 24%) of profit before tax.

Profit attributable to ordinary shareholders decreased by 17% from (pound)2,160 million to (pound)1,802 million.

Group total assets were (pound)172.7 billion at 31 December 2001. Loans and advances to customers were (pound)100.6 billion.

Capital ratios at 31 December 2001 were 7.9% (tier 1) and 12.3% (total).

Net interest income

                                                                                         2002            2001           2000
                                                                                         ----            ----           ----
                                                                                     (pound)m        (pound)m       (pound)m
Interest receivable                                                                     6,505           7,854          8,515
Interest payable                                                                       (2,371)         (3,933)        (4,840)
                                                                                  -----------------------------------------------
Net interest income                                                                     4,134           3,921          3,675
                                                                                  -----------------------------------------------

                                                                                            %               %              %
Gross yield on interest-earning assets of banking business                                5.8             6.7            7.3
Cost of interest-bearing liabilities of banking business                                 (2.7)           (4.0)          (5.0)
                                                                                  -----------------------------------------------
Interest spread of banking business                                                       3.1             2.7            2.3
Benefit from interest-free funds                                                          0.5             0.6            0.9
                                                                                  -----------------------------------------------
Net interest margin of banking business                                                   3.6             3.3            3.2
                                                                                  -----------------------------------------------

The following table gives average interest rates, yields and margins for the three years ended 31 December 2002.

                                                                                        2002            2001           2000
                                                                                        ----            ----           ----
                                                                                           %               %              %
Yields, spreads and margins of the banking business:
Gross yield (1)
  Group                                                                                  5.8             6.7            7.3
  UK                                                                                     6.0             6.8            7.5
  Overseas                                                                               4.6             5.9            6.8

Interest spread (2)
  Group                                                                                  3.1             2.7            2.3
  UK                                                                                     3.2             3.0            2.6
  Overseas                                                                               1.8             1.1            0.8

Net interest margin (3)
  Group                                                                                  3.6             3.3            3.2
  UK                                                                                     3.8             3.6            3.5
  Overseas                                                                               2.8             2.3            1.7

The Bank's base rate                                                                     4.0             5.1            6.0
London inter-bank three month offered rate:
  Sterling                                                                               4.1             5.0            6.2
  Eurodollar                                                                             1.8             3.8            6.5
  Euro                                                                                   3.3             4.3            4.4

Notes:
(1) Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2) Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3) Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

2002 compared with 2001
-----------------------

Net interest income increased by 5%, (pound)213 million to (pound)4,134 million. Average interest-earning assets of the banking business decreased by 5%, (pound)5.3 billion to (pound)112.7. Average loans and advances to customers increased by (pound)4.9 billion, average loans and advances to banks decreased by (pound)5.9 billion and debt securities decreased by (pound)4.2 billion.

Interest spread rose by 0.4% with growth in higher-yielding customer lending offsetting the effect of the lower interest rate environment. Net interest margin of the banking business improved to 3.6% from 3.3%.


2001 compared with 2000
-----------------------

Net interest income increased by 7%, (pound)246 million to (pound)3,921 million. Growth in corporate and personal lending was partially offset by a reduction in debt securities held. Average interest-earning assets of the banking business were up 2%.

Interest spread increased 0.4% to 2.7%. Lower interest rates and a slight decline in interest-free funds led to a reduction in the benefit from interest-free funds. This partially offset the increase in spread resulting in an increase of 0.1% in the net interest margin.

Average balance sheets and interest rates

The following table shows average balances and interest rates for each of the past three years.

                                                        2002                           2001                           2000
                                          -----------------------------    --------------------------   ----------------------------
                                             Average            Average    Average            Average     Average            Average
                                             balance  Interest     rate    balance  Interest     rate     balance  Interest     rate
                                          -----------------------------------------------------------   ----------------------------
ASSETS                                      (pound)m  (pound)m        %   (pound)m  (pound)m        %    (pound)m  (pound)m        %
Treasury bills and other eligible bills
     UK                                            -         -        -         53         3      5.7         180         8      4.4
     Overseas                                     29         1      3.5         93         3      3.2         126         6      4.8
Loans and advances to banks
     UK                                        9,147       355      3.9     12,301       615      5.0      10,544       584      5.5
     Overseas                                  4,543       121      2.7      7,264       383      5.3       7,571       506      6.7
Loans and advances to customers (1)
     UK                                       86,274     5,353      6.2     80,858     5,759      7.1      72,391     5,795      8.0
     Overseas                                 10,745       574      5.3     11,285       751      6.7      10,730       780      7.3
Debt securities
     UK                                        1,253        62      5.0      2,530       152      6.0      10,114       577      5.7
     Overseas                                    713        39      5.5      3,652       188      5.1       4,540       259      5.7
                                          ---------------------          --------------------           ---------------------
Total interest-earning assets                                                                             116,196     8,515      7.3
     - Banking business                      112,704     6,505      5.8    118,036     7,854      6.7              ----------
                                                      ---------                     ---------              52,844
     - Trading business (2)                   47,384                        48,418                      -----------
                                          ------------                   -----------                      169,040
Total interest-earning assets                160,088                       166,454                         27,174
Non-interest-earning assets                   19,326                        21,322                      -----------
                                          ------------                   -----------                      196,214
Total assets                                 179,414                       187,776                      -----------
                                          ------------                   -----------

Percentage of assets applicable to
  overseas operations                           35.6%                         35.6%                         29.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
 Deposits by banks
     UK                                       12,054       424      3.5     10,227       495      4.8      10,197       542      5.3
     Overseas                                  1,847        59      3.2      4,472       230      5.1       6,212       354      5.7
Customer accounts
     - demand deposits
     UK                                       32,744       494      1.5     31,869       820      2.6      29,098       995      3.4
     Overseas                                  2,321        38      1.6      2,422        86      3.6       2,533       135      5.3
     - savings deposits
     UK                                        8,659       225      2.6     10,027       355      3.5      10,662       457      4.3
     Overseas                                     65         1      1.5         69         2      2.9          61         2      3.3
     - other time deposits
     UK                                       21,559       791      3.7     25,497     1,193      4.7      25,701     1,495      5.8
     Overseas                                  4,402       126      2.9      5,046       224      4.4       5,249       289      5.5
Debt securities in issue
     UK                                          602        27      4.4      3,098       160      5.2       4,122       226      5.5
     Overseas                                  1,345        54      4.0      5,997       311      5.2       5,921       376      6.4
Loan capital
     UK                                        6,173       260      4.2      6,395       381      6.0       6,400       447      7.0
     Overseas                                      -         -      -          171        14      8.2         495        55     11.1
Internal funding of trading business
     UK                                       (5,183)     (128)     2.5     (6,118)     (287)     4.7      (9,951)     (481)     4.8
     Overseas                                   (129)        -      -       (1,220)      (51)     4.2      (1,025)      (52)     5.1
                                          ---------------------          --------------------           ---------------------
Total interest-bearing liabilities                                                                         95,675     4,840      5.0
     - Banking business                       86,459     2,371      2.7     97,952     3,933      4.0              ----------
                                                      ---------                     ---------
     - Trading business (2)                   46,162                        45,660                         49,628
                                          ------------                   -----------                    -----------
Total interest-bearing liabilities           132,621                       143,612                        145,303
Non-interest bearing liabilities
  Demand deposits
     UK                                       17,745                        17,341                         15,929
     Overseas                                  1,874                         1,595                          1,320
  Other liabilities                           18,314                        17,274                         25,211
Shareholders' funds                            8,860                         7,954                          8,451
                                          ------------                   -----------                    -----------
Total liabilities and shareholders' equity   179,414                       187,776                        196,214
                                          ------------                   -----------                    -----------

Percentage of liabilities applicable to
  overseas operations                           31.8%                        32.7%                          28.6%


The analysis into UK and Overseas has been compiled on the basis of location of office.

Notes:
(1) Loans and advances to customers include non-accrual loans. Interest income includes interest on non-accruing loans only to the extent that cash payments have been received.
(2) Interest receivable and interest payable on trading assets and trading liabilities are included in dealing profits.

Changes in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the year and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

                                                             2002 compared with 2001                   2001 compared with 2000
                                                    ---------------------------------------   -------------------------------------
                                                                       Increase/(decrease) due to changes in:
                                                    -------------------------------------------------------------------------------
                                                       Average       Average          Net        Average     Average          Net
                                                        volume          rate       change         volume        rate       change
                                                    ---------------------------------------   -------------------------------------
                                                      (pound)m      (pound)m     (pound)m       (pound)m    (pound)m     (pound)m
INTEREST-EARNING ASSETS
Treasury bills and other eligible bills
     UK                                                     (2)           (1)          (3)            (7)          2           (5)
     Overseas                                               (2)            -           (2)            (1)         (2)          (3)
Loans and advances to banks
     UK                                                   (139)         (121)        (260)            91         (60)          31
     Overseas                                             (113)         (149)        (262)           (20)       (103)        (123)
Loans and advances to customers
     UK                                                    368          (774)        (406)           672        (708)         (36)
     Overseas                                              (35)         (142)        (177)            40         (69)         (29)
Debt securities
     UK                                                    (67)          (23)         (90)          (455)         30         (425)
     Overseas                                             (160)           11         (149)           (48)        (23)         (71)
                                                    ---------------------------------------   -------------------------------------
Total interest receivable of banking business
     UK                                                    160          (919)        (759)           301        (736)        (435)
     Overseas                                             (310)         (280)        (590)           (29)       (197)        (226)
                                                    ---------------------------------------   -------------------------------------
                                                          (150)       (1,199)      (1,349)           272        (933)        (661)
                                                    ---------------------------------------   -------------------------------------

INTEREST-BEARING LIABILITIES
Deposits by banks
     UK                                                    (79)          150           71             (2)         49           47
     Overseas                                              104            67          171             92          32          124
Customer accounts
     - demand deposits
     UK                                                    (22)          348          326            (89)        264          175
     Overseas                                                3            45           48              6          43           49
     - savings deposits
     UK                                                     44            86          130             26          76          102
     Overseas                                                -             1            1              -           -            -
     - other time deposits
     UK                                                    168           234          402             12         290          302
     Overseas                                               26            72           98             11          54           65
Debt securities in issue
     UK                                                    115            18          133             53          13           66
     Overseas                                              199            58          257             (5)         70           65
Loan capital
     UK                                                     13           108          121              -          66           66
     Overseas                                                7             7           14             29          12           41
Internal funding of trading business*
     UK                                                    (39)         (120)        (159)          (180)        (14)        (194)
     Overseas                                              (24)          (27)         (51)             9         (10)          (1)
                                                    ---------------------------------------   -------------------------------------
Total interest payable of banking business
     UK                                                    200           824        1,024           (180)        744          564
     Overseas                                              315           223          538            142         201          343
                                                    ---------------------------------------   -------------------------------------
                                                           515         1,047        1,562            (38)        945          907
                                                    ---------------------------------------   -------------------------------------

Movement in net interest income
     UK                                                    360           (95)         265            121           8          129
     Overseas                                                5           (57)         (52)           113           4          117
                                                    ---------------------------------------   -------------------------------------
                                                           365          (152)         213            234          12          246
                                                    ---------------------------------------   -------------------------------------

* Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

Non-interest income

                                                                    ---------------------------------------------------
                                                                           2002             2001              2000
                                                                           ----             ----              ----
                                                                       (pound)m         (pound)m          (pound)m
Dividend income                                                              13               17                14
Fees and commissions receivable                                           2,908            3,036             2,957
Fees and commissions payable                                               (715)            (711)             (637)
Dealing profits                                                             735              719               684
Other operating income                                                      619              642               800
                                                                    ---------------------------------------------------
                                                                          3,560            3,703             3,818
                                                                    ---------------------------------------------------

2002 compared with 2001
-----------------------

Non-interest income fell by 4%, (pound)143 million, to (pound)3,560 million. Fees and commissions receivable decreased by 4%, (pound)128 million, to (pound)2,908 million. Dealing profits increased by (pound)16 million, 2% to (pound)735 million. Other operating income fell by 4%, (pound)23 million, to (pound)619 million.


2001 compared with 2000
-----------------------

Non-interest income fell by 3%, (pound)115 million, to (pound)3,703 million. Fees and commissions receivable increased by 3%, (pound)79 million, to (pound)3,036 million. Fees and commissions payable rose by 12%, (pound)74 million, to (pound)711 million. Dealing profits increased by (pound)35 million, 5% to (pound)719 million. Other operating income fell by 20%, (pound)158 million, to (pound)642 million.


Operating expenses

                                                                           2002             2001              2000
                                                                           ----             ----              ----
                                                                       (pound)m         (pound)m          (pound)m
Administrative expenses
   staff costs*                                                           1,755            2,097             2,572
   premises and equipment *                                                 285              368               609
   other *                                                                2,084            1,495             1,492
                                                                     ---------------  ---------------   ---------------
Total administrative expenses                                             4,124            3,960             4,673

Depreciation and amortisation
   tangible fixed assets*                                                   444              541               559
   goodwill*                                                                 26               24                27
                                                                     ---------------  ---------------   ---------------
Operating expenses                                                        4,594            4,525             5,259
                                                                     ---------------  ---------------   ---------------

*Includes restructuring costs, comprised as follows:
Other operating income                                                        -                -                 3
Staff costs                                                                 447              413               297
Premises and equipment                                                       92               57               158
Other administrative expenses                                               123              138                58
Depreciation                                                                  1               30                11
                                                                     ---------------  ---------------   ---------------
                                                                            663              638               527
                                                                     ---------------  ---------------   ---------------

2002 compared with 2001
-----------------------

Operating expenses were up 2%, (pound)69 million to (pound)4,594 million. Including in operating expenses are restructuring costs, up 4%, (pound)25 million to (pound)663 million. The conversion of NatWest IT systems onto the Royal Bank technology platform was completed in October 2002. Staff costs were 16%, (pound)342 million lower at (pound)1,755 million reflecting lower staff numbers, which fell by 10,400 to 22,600. Other operating expenses increased (pound)589 million, 39% to (pound)2,084 million.

2001 compared with 2000
-----------------------

Operating expenses were down 14%, (pound)734 million to (pound)4,525 million. Including in operating expenses are restructuring costs, up 21%, (pound)111 million to (pound)638 million. Staff costs were 18%, (pound)475 million lower at (pound)2,097 million. Staff numbers fell by 22,800 to 33,000. Other operating expense were (pound)1,495 million (2000: (pound)1,492 million).

Provisions

                                                              --------------------------------------------------
                                                                     2002             2001             2000
                                                                     ----             ----             ----
                                                                 (pound)m         (pound)m         (pound)m
Gross new provisions                                                  533              535              525
Less: recoveries                                                      (17)             (19)            (152)
                                                              ---------------- ---------------- ----------------
Charge to profit and loss account                                     516              516              373
                                                              ---------------- ---------------- ----------------

Comprising
Provisions for bad and doubtful debts                                 508              510              359
Amounts written-off fixed asset investments                             8                6               14
                                                              ---------------- ---------------- ----------------
Charge to profit and loss account                                     516              516              373
                                                              ---------------- ---------------- ----------------


2002 compared with 2001
-----------------------

Provisions for bad and doubtful debts of (pound)508 million were down (pound)2 million. Total provisions for bad and doubtful debts at 31 December 2002 were 82% of risk elements in lending. Amounts written off fixed asset investments increased from (pound)6 million to (pound)8 million.

2001 compared with 2000
-----------------------

Provisions for bad and doubtful debts were up 42%, (pound)151 million reflecting the growth in lending and the deterioration in the short-term economic outlook combined with the impact of a small number of specific customer situations. Total provisions at 31 December 2001 were 74% of risk elements in lending.

Amounts written off fixed asset investments declined from (pound)14 million to (pound)6 million due to the disposal, during 2000, of the venture capital portfolio of NatWest Equity Partners.

Profit on disposal of businesses

                                                                                    ---------------------------------------------
                                                                                          2002           2001           2000
                                                                                          ----           ----           ----
                                                                                      (pound)m        (pound)m      (pound)m
Profit on disposals in the year                                                              -               -            967
                                                                                    ---------------------------------------------

In 2000, gains of (pound)967 million (tax charge (pound)103 million) were made in respect of the disposals of Gartmore Investment Management plc, National Westminster Life Assurance Limited and the investment management and services businesses of Ulster Bank Group.

Additional consideration on sale of Bancorp

                                                                                    ---------------------------------------------
                                                                                          2002           2001           2000
                                                                                          ----           ----           ----
                                                                                      (pound)m        (pound)m      (pound)m
Additional consideration received in 2000 relating to the disposal in 1996 of
  Bancorp, a subsidiary undertaking (tax charge - (pound)8 million)                          -               -             74
                                                                                    ---------------------------------------------

Applicable income taxes

The following table shows applicable income taxes split between continuing and discontinued operations and tax rates for each of the past three years:

                                                                   ---------------------------------------------
                                                                         2002            2001*          2000*
                                                                         ----            -----          -----
                                                                     (pound)m        (pound)m       (pound)m
Continuing operations                                                     713             733            716
Discontinued operations                                                     -               -            (24)
                                                                   ---------------------------------------------
Tax charge for the year                                                   713             733            692
                                                                   ---------------------------------------------

UK corporate tax rate                                                    30.0%           30.0%          30.0%
Effective tax rate                                                       27.6%           28.4%          23.8%

The actual tax charge for continuing operations differs from the expected tax charge for continuing operations computed by applying the UK corporate tax rate as follows:

                                                                   ---------------------------------------------
                                                                         2002            2001*          2000*
                                                                         ----            -----          -----
                                                                     (pound)m        (pound)m       (pound)m
Expected tax charge - continuing operations                               775             775            848
Goodwill amortisation                                                       8               7              8
Disposal of businesses taxed at non-standard rates                          -               -           (187)
Non-deductible items                                                       57              58            127
Non-taxable items                                                         (60)            (27)           (22)
Capital allowances in excess of depreciation                             (276)           (184)           (22)
Taxable foreign exchange movements                                         (9)              5              9
Foreign profits taxed at other rates                                       (4)            (18)           (17)
Unutilised losses brought forward and carried forward                     (11)            (13)           (15)
Current taxation adjustments relating to prior periods                    (22)            (79)           (71)
                                                                   ---------------------------------------------
Current tax charge for the year - continuing operations                   458             524            658
                                                                   ---------------------------------------------

* Restated for the implementation of FRS 19 in 2002.

Divisional performance

The contribution of each division before goodwill amortisation and restructuring costs and, where appropriate, manufacturing costs, is detailed below.

                                                                           ---------------------------------------------
                                                                                  2002           2001          2000
                                                                                  ----           ----          ----
                                                                              (pound)m       (pound)m      (pound)m
Corporate Banking and Financial Markets *                                        1,723          1,443         1,497
Retail Banking                                                                   2,119          2,073         1,874
Retail Direct                                                                      472            403           243
Manufacturing                                                                   (1,252)        (1,128)       (1,185)
Wealth Management                                                                  167            313           280
Ulster Bank *                                                                      244            229           189
Central items                                                                     (200)           (88)         (749)
                                                                           ---------------------------------------------
Operating profit before goodwill amortisation, restructuring costs and
  exited businesses                                                              3,273          3,245         2,149

Goodwill amortisation                                                              (26)           (24)          (27)
Restructuring costs                                                               (663)          (638)         (527)
Exited businesses                                                                    -              -           266
                                                                           ---------------------------------------------
Operating profit                                                                 2,584          2,583         1,861
                                                                           ---------------------------------------------

* Restated to reflect the transfer of Ulster Bank's leasing business to Corporate Banking and Financial Markets with effect from 1 January 2002

Note:

(1) Exited businesses comprises the results of Gartmore Investment Management plc, National Westminster Life Assurance Limited and the venture capital investment portfolios of NatWest Equity Partners all of which were disposed of in 2000.


The management and control of costs in NatWest and the Royal Bank is centralised and costs are apportioned on an appropriate basis to NatWest by way of a management charge.

Corporate Banking and Financial Markets

                                                                   --------------------------------------------
                                                                          2002           2001*         2000*
                                                                          ----           -----         -----
                                                                      (pound)m       (pound)m      (pound)m
Net interest income                                                      1,282          1,251         1,200
Non-interest income                                                      1,809          1,653         1,689
                                                                   --------------------------------------------
Total income                                                             3,091          2,904         2,889
Direct expenses
-  staff costs                                                            (430)          (510)         (763)
-  other                                                                  (361)          (330)         (249)
-  operating lease depreciation                                           (306)          (276)         (242)
                                                                   --------------------------------------------
Contribution before provisions                                           1,994          1,788         1,635
Provisions                                                                (271)          (345)         (138)
                                                                   --------------------------------------------
Contribution                                                             1,723          1,443         1,497
                                                                   --------------------------------------------

Direct cost:income ratio (%)                                              35.5           38.4          43.4
Total assets **      -   Corporate Banking ((pound)bn)                    47.8           50.9          44.5
                     -   Financial Markets ((pound)bn)                    32.0           38.6          64.6
Loans and advances to customers - gross ((pound)bn) **                    60.3           44.0          43.9
Customer deposits ((pound)bn) **                                          26.8           26.5          28.7
Weighted risk assets ((pound)bn)                                          56.0           59.2          59.2

*    restated (see page 31)
**   excluding repos and reverse repos

2002 compared with 2001
-----------------------

Contribution was up 19%, (pound)280 million to (pound)1,723 million.

Total income was up (pound)187 million, 6% to (pound)3,091 million. Net interest income rose by 2%, (pound)31 million to (pound)1,282 million due to growth in customer lending.

Non-interest income increased by 9%, (pound)156 million to (pound)1,809 million mainly through increased fees, reflecting growth in lending.

Direct expenses were down 2%, (pound)19 million to (pound)1,097 million. Staff costs were down (pound)80 million, 16% to (pound)430 million. Other expenses, excluding operating lease depreciation were 9%, (pound)31 million higher. The direct cost:income ratio improved from 38.4% to 35.5%.

Provisions were down (pound)74 million, 21% to (pound)271 million.

2001 compared with 2000
-----------------------

Contribution was down 4%, (pound)54 million to (pound)1,443 million.

Total income was up (pound)15 million to (pound)2,904 million. Net interest income rose by 4%, (pound)51 million to (pound)1,251 million.

Non-interest income declined by 2%, to (pound)1,653 million due to the novation to the Royal Bank of business within Financial Markets.

Direct expenses were down 11%, (pound)138 million to (pound)1,116 million primarily due to lower staff costs. Other expenses, excluding operating lease depreciation were 33%, (pound)81 million higher reflecting management fees paid to the Royal Bank for business support. The direct cost:income ratio improved from 43.4% to 38.4%.

Provisions were up (pound)207 million to (pound)345 million. The increase reflects growth in lending, the global economic slowdown, a small number of specific customer situations and lower recoveries.

Retail Banking

                                                                        2002           2001           2000
                                                                        ----           ----           ----
                                                                    (pound)m       (pound)m       (pound)m
Net interest income                                                    2,083          1,941          1,793
Non-interest income                                                      747            875            752
                                                                 ---------------------------------------------
Total income                                                           2,830          2,816          2,545
Direct expenses
-   staff costs                                                         (436)          (459)          (521)
-   other                                                               (162)          (213)          (108)
                                                                 ---------------------------------------------
Contribution before provisions                                         2,232          2,144          1,916
Provisions for bad and doubtful debts                                   (113)           (71)           (42)
                                                                 ---------------------------------------------
Contribution                                                           2,119          2,073          1,874
                                                                 ---------------------------------------------

Direct cost:income ratio (%)                                            21.1           23.9           24.7
Total assets ((pound)bn)                                                36.7           33.1           30.1
Loans and advances to customers - gross ((pound)bn)                     36.0           31.6           28.5
Customer deposits ((pound)bn)                                           44.6           41.0           39.2
Weighted risk assets ((pound)bn)                                        25.4           23.0           20.7

2002 compared with 2001
-----------------------

Contribution increased by (pound)46 million, 2% to (pound)2,119 million.

Total income rose by (pound)14 million, 1% to (pound)2,830 million. Net interest income was 7%, (pound)142 million higher at (pound)2,083 million, reflecting growth in advances and deposits.

Non-interest income was down (pound)128 million, 15% at (pound)747 million mainly as a result of the transfer of business to the Royal Bank.

Direct expenses were down (pound)74 million, 11% to (pound)598 million. Staff costs fell by (pound)23 million, 5% to (pound)436 million reflecting lower average staff numbers and other expenses decreased by (pound)51 million to (pound)162 million. The direct cost:income ratio improved from 23.9% to 21.1%.

Provisions for bad and doubtful debts were up by (pound)42 million, 59% to (pound)113 million primarily due to growth in lending.


2001 compared with 2000
-----------------------

Contribution increased by (pound)199 million, 11% to (pound)2,073 million.

Total income rose by (pound)271 million, 11% to (pound)2,816 million. Net interest income was 8%, (pound)148 million higher at (pound)1,941 million, reflecting strong growth in advances and deposits.

Non-interest income was up (pound)123 million, 16% at (pound)875 million resulting from growth in packaged accounts and increased lending.

Direct expenses were (pound)43 million, 7% higher at (pound)672 million. Staff costs fell by (pound)62 million, 12% to (pound)459 million reflecting lower average staff numbers and other expenses rose by (pound)105 million to (pound)213 million. The direct cost:income ratio improved from 24.7% to 23.9%.

Provisions for bad and doubtful debts were up by (pound)29 million, 69% to (pound)71 million primarily due to growth in lending.

Retail Direct

                                                                       2002            2001            2000
                                                                       ----            ----            ----
                                                                   (pound)m        (pound)m        (pound)m
Net interest income                                                     317             288             230
Non-interest income                                                     533             455             401
                                                                -----------------------------------------------
Total income                                                            850             743             631
Direct expenses
-   staff costs                                                         (32)            (62)            (84)
-   other                                                              (227)           (182)           (186)
                                                                -----------------------------------------------
Contribution before provisions                                          591             499             361
Provisions for bad and doubtful debts                                  (119)            (96)           (118)
                                                                -----------------------------------------------
Contribution                                                            472             403             243
                                                                -----------------------------------------------

Direct cost:income ratio (%)                                           30.5            32.8            42.8
Total assets ((pound)bn)                                                5.9             5.7             5.0
Loans and advances to customers - gross ((pound)bn)                     6.0             5.4             4.8
Customer accounts ((pound)bn)                                           1.6             1.8             0.9
Weighted risk assets ((pound)bn)                                        5.9             5.4             5.1

2002 compared with 2001
-----------------------

Contribution rose by (pound)69 million, 17% to (pound)472 million.

Total income increased by (pound)107 million, 14% to (pound)850 million. Net interest income at (pound)317 million was (pound)29 million, 10% higher. Non-interest income was up (pound)78 million, 17% to (pound)533 million.

Direct expenses at (pound)259 million were up 6%, (pound)15 million. The direct cost:income ratio improved from 32.8% to 30.5%.

Provisions for bad and doubtful debts were up (pound)23 million, 24% to (pound)119 million.


2001 compared with 2000
-----------------------

Contribution rose by (pound)160 million, 66% to (pound)403 million.

Total income increased by (pound)112 million, 18% to (pound)743 million. Net interest income at (pound)288 million was (pound)58 million, 25% higher. Non-interest income was up (pound)54 million, 13% to (pound)455 million.

Direct expenses at (pound)244 million were down 10%, (pound)26 million due principally to lower staff costs. The direct cost:income ratio improved from 42.8% to 32.8%.

Provisions for bad and doubtful debts were down (pound)22 million, 19% to (pound)96 million.

Manufacturing

                                                                      2002            2001           2000
                                                                      ----            ----           ----
                                                                  (pound)m        (pound)m       (pound)m
Staff costs                                                             53             231            355
Other costs                                                          1,199             897            830
                                                              ------------------------------------------------
Total manufacturing costs                                            1,252           1,128          1,185
                                                              ------------------------------------------------

Analysis:
Group Technology                                                       476             456            516
Group Purchasing and Property Operations                               368             332            349
Customer Support and other operations                                  408             340            320
                                                              ------------------------------------------------
Total manufacturing costs                                            1,252           1,128          1,185
                                                              ------------------------------------------------

2002 compared with 2001
-----------------------

Total manufacturing costs increased by (pound)124 million, 11% to (pound)1,252 million.

Group Technology costs increased by 4%, (pound)20 million to (pound)476 million. Expenditure in Customer Support and other operations rose (pound)68 million, 20% to (pound)408 million.

The increase in costs reflects growth in business volumes arising from customer accounts, mortgage applications, personal loans and ATM transactions, and initiatives to enhance customer service, particularly in telephony. Extending the scope of Manufacturing with transfers from other parts of the NatWest Group also contributed to this increase.

2001 compared with 2000

Total manufacturing costs fell by (pound)57 million, 5% to (pound)1,128 million.

Group Technology costs reduced by 12%, (pound)60 million to (pound)456 million reflecting lower staff costs and the benefits of de-duplication initiatives.

Expenditure in Customer support and other operations rose (pound)20 million, 6% to (pound)340 million due to volume growth in lending and account management and costs incurred on customer service improvement initiatives, in particular telephony, supporting the new "another way" marketing campaign.

Wealth Management

                                                                              2002            2001           2000
                                                                              ----            ----           ----
                                                                          (pound)m        (pound)m       (pound)m
Net interest income                                                            170             308            303
Non-interest income                                                            293             376            392
                                                                       ----------------------------------------------
Total income                                                                   463             684            695
Expenses
- staff costs                                                                 (203)           (235)          (269)
- other                                                                       (105)           (141)          (151)
                                                                       ----------------------------------------------
Contribution before provisions                                                 155             308            275
Net release of provisions for bad and doubtful debts                            12               5              5
                                                                       ----------------------------------------------
Contribution                                                                   167             313            280
                                                                       ----------------------------------------------

Cost:income ratio (%)                                                         66.5            55.0           60.4
Total assets ((pound)bn)                                                      13.0            10.8            7.1
Investment management assets - excluding deposits ((pound)bn)                 18.4            19.8           21.3
Customer deposits ((pound)bn)                                                 11.8            10.9           17.7
Weighted risk assets ((pound)bn)                                               3.4             3.3            4.2

2002 compared with 2001
-----------------------

Contribution decreased by 47%, (pound)146 million to (pound)167 million.

Total income was down 32%, (pound)221 million to (pound)463 million primarily due to the disposal of NatWest Offshore in 2001 and the effect of the fall in equity markets on the level of activity.

Net interest income decreased by (pound)138 million, 45%, to (pound)170 million, due to the disposal of NatWest Offshore in 2001 and a contraction in deposit margins due to lower interest rates.

Non-interest income was (pound)83 million, 22% lower at (pound)293 million. This reflected the disposal of NatWest Offshore in 2001 and the lower equity markets, which continued to adversely affect fees and commissions. Investment management assets at (pound)18.4 billion were (pound)1.4 billion, 7% lower as new business inflow was more than offset by the significant decline in equity markets.

Expenses at (pound)308 million were down by (pound)68 million, 18% principally reflecting lower staff costs and transfer of operations to Manufacturing.

There was a net release of provisions for bad and doubtful debts of(pound)12 million (2001: release of(pound)5 million).


2001 compared with 2000
-----------------------

Contribution increased by 12%, (pound)33 million to (pound)313 million.

Total income fell by (pound)11 million, 2% to (pound)684 million due to the disposal of businesses. Net interest income, which was affected by the disposal of NatWest Offshore in November 2001, grew by (pound)5 million, 2%, to (pound)308 million. Non-interest income was (pound)16 million, 4% lower at (pound)376 million.

Expenses at (pound)376 million were down by (pound)44 million, 10% principally reflecting lower staff costs.

There was a net release of provisions for bad and doubtful debts of(pound)5 million (2000: release of(pound)5 million).

Ulster Bank

                                                                     2002            2001*          2000*
                                                                     ----            -----          -----
                                                                 (pound)m        (pound)m       (pound)m
Net interest income                                                   339             313            259
Non-interest income                                                   181             170            164
                                                              ----------------------------------------------
Total income                                                          520             483            423
Expenses
-  staff costs                                                       (145)           (135)          (134)
-  other                                                             (109)           (104)           (88)
                                                              ----------------------------------------------
Contribution before provisions                                        266             244            201
Provisions for bad and doubtful debts                                 (22)            (15)           (12)
                                                              ----------------------------------------------
Contribution                                                          244             229            189
                                                              ----------------------------------------------

Cost:income ratio (%)                                                48.8            49.5           52.5
Total assets ((pound)bn)                                             12.9            10.9           10.1
Loans and advances to customers - gross ((pound)bn)                   9.1             7.6            6.7
Customer deposits ((pound)bn)                                         8.8             7.7            7.1
Weighted risk assets ((pound)bn)                                      9.0             7.7            6.7

Average exchange rate -(euro)/(pound)                               1.591           1.609          1.642
Spot exchange rate -(euro)/(pound)                                  1.536           1.637          1.606

*    Restated (see page 31)

2002 compared with 2001
-----------------------

Contribution increased by 7%, or (pound)15 million to (pound)244 million.

Total income increased by 8%, (pound)37 million to (pound)520 million.

Net interest income rose by 8% or (pound)26 million to (pound)339 million, reflecting growth in loans and deposits despite a less buoyant economic environment in the Republic of Ireland. Average customer lending and deposits of the banking business increased by 10%, (pound)0.7 billion, to (pound)8.0 billion, and by 7%, (pound)0.5 billion, to (pound)7.9 billion respectively. Average mortgage lending grew by 23% to (pound)1.5 billion and the number of current accounts increased by 5%.

Non-interest income rose by 6% or (pound)11 million to (pound)181 million. Increases of (pound)7 million in net fees and commissions and (pound)6 million in other operating income were partially offset by a (pound)2 million reduction in dealing profits.

Expenses increased by 6% or (pound)15 million to (pound)254 million to support higher business volumes and pay awards.

The cost:income ratio improved from 49.5% to 48.8%.

Provisions were up by (pound)7 million, 47% to (pound)22 million reflecting a small number of specific situations.

2001 compared with 2000
-----------------------

Contribution increased by 21%, or (pound)40 million to (pound)229 million.

Total income increased by 14%, (pound)60 million to (pound)483 million. Net interest income rose by 21% or (pound)54 million to (pound)313 million due to strong growth in customer loans and deposits. Non-interest income rose by 4% or (pound)6 million to (pound)170 million. The increase was mainly due to higher card, lending and transmission fees.

Expenses increased by 8% or (pound)17 million to (pound)239 million to support business expansion and expenditure related to the preparation for the issue of euro notes and coins in the Republic of Ireland.

The cost:income ratio improved from 52.5% to 49.5%.

Provisions were up by (pound)3 million, 25% to (pound)15 million. The increase was largely due to growth in lending.

Central items

                                                                2002            2001           2000
                                                                ----            ----           ----
                                                            (pound)m        (pound)m       (pound)m
Funding costs                                                     37             129             84
Central department costs
- staff costs                                                     60              60             76
- other                                                           53              45            175
Other corporate items - net                                       50            (146)           414
                                                        ------------------------------------------------
Total central items                                              200              88            749
                                                        ------------------------------------------------

2002 compared with 2001
-----------------------

Total central items increased by (pound)112 million to (pound)200 million.

Funding costs at (pound)37 million were down 71%, (pound)92 million.

Central department costs increased by 8%, (pound)8 million to (pound)113 million.

Other corporate items increased by (pound)196 million to (pound)50 million compared with 2001, which benefited from certain one-off items.


2001 compared with 2000
-----------------------

Total central items reduced by (pound)661 million to (pound)88 million.

Funding costs at (pound)129 million were up 54%, (pound)45 million.

Central department costs at (pound)105 million declined (pound)146 million, 58%, due mainly to the benefit of integration initiatives.

Other corporate items - improved by (pound)560 million. This reduction reflects the benefit of integration and a number of one-off items in 2000 - provisions for pension mis-selling and litigation - arising from the reassessment of provisions following the acquisition of the NatWest Group by the RBS Group.

Overview of balance sheet
Summary consolidated balance sheet

                                                                        2002             2001*
                                                                        ----             -----
                                                                    (pound)m          (pound)m
Assets
Cash and balances at central banks and items in the
   course of collection from other banks                               3,336            3,572
Treasury bills and other eligible bills                                1,724            1,475
Loans and advances to banks                                           23,664           31,269
Loans and advances to customers                                      112,122          100,618
Debt securities and equity shares                                     17,913           21,208
Other assets                                                          13,128           14,585
                                                                ----------------  ---------------
Total assets                                                         171,887          172,727
                                                                ----------------  ---------------

Liabilities
Deposits by banks and items in the course of
   transmission to other banks                                        18,932           26,654
Customer accounts                                                    111,477           99,951
Debt securities in issue                                                 208            5,222
Other liabilities                                                     26,087           26,288
Subordinated liabilities                                               5,933            6,396
Minority interests                                                        47              110
Shareholders' funds including non-equity interests                     9,203            8,106
                                                                ----------------  ---------------
Total liabilities                                                    171,887          172,727
                                                                ----------------  ---------------

Contingent liabilities and commitments                                66,465           73,474
                                                                ----------------  ---------------

*   Restated (see page 19)


Analysis of repurchase agreements

                                                                        2002              2001
                                                                        ----              ----
                                                                    (pound)m          (pound)m
Reverse repurchase agreements and stock borrowing

Loans and advances to banks                                           10,188            13,085
Loans and advances to customers                                       15,611             7,694
                                                                ----------------  ---------------
                                                                      25,799            20,779
                                                                ----------------  ---------------

Repurchase agreements and stock lending

Deposits by banks                                                      7,529             7,662
Customer accounts                                                     18,566            12,015
                                                                ----------------  ---------------
                                                                      26,095            19,677
                                                                ----------------  ---------------

Overview - summary consolidated balance sheet

Total assets of (pound)171.9 billion at 31 December 2002 were down (pound)0.8 billion, from (pound)172.7 billion at 31 December 2001.

Cash and balances at central banks and items in the course of collection were down (pound)0.2 billion, 7% at (pound)3.3 billion.

Treasury bills and other eligible bills increased (pound)0.2 billion, 17% to (pound)1.7 billion.

Loans and advances to banks were down (pound)7.6 billion, 24% to (pound)23.7 billion, due to a decrease in both bank placings, down (pound)4.7 billion, and reverse repos, down (pound)2.9 billion.

Loans and advances to customers rose (pound)11.5 billion, 11% to (pound)112.1 billion. Reverse repos increased (pound)7.9 billion, 103% to (pound)15.6 billion and lending was up (pound)3.6 billion at (pound)96.5 billion, primarily in CBFM, Retail Banking and Ulster Bank.

Debt securities and equity shares declined (pound)3.3 billion, 16% to (pound)17.9 billion, primarily due to transfer of business to the Royal Bank.

Other assets decreased (pound)1.5 billion, 10% to (pound)13.1 billion, partly due to lower settlement balances, down (pound)2.7 billion to (pound)2.5 billion, primarily due to lower inter-bank deposits.

Deposits by banks and items in the course of transmission to other banks decreased (pound)7.8 billion, 29% to (pound)18.9 billion.

Customer accounts were up (pound)11.5 billion, 12% to (pound)111.5 billion. Excluding repos, deposits increased by (pound)4.9 billion to (pound)92.9 billion., with increases in CBFM and Retail Banking.

Debt securities in issue declined (pound)5.0 billion, 96% to (pound)0.2 billion primarily due to the transfer of business to the Royal Bank.

Other liabilities were (pound)26.1 billion compared with (pound)26.3 billion.

Subordinated liabilities decreased (pound)0.5 billion, 7% to (pound)5.9 billion primarily due to maturing US dollar denominated loan capital and the effect of exchange rate movements.

Shareholders' funds increased (pound)1.1 billion, 14% to (pound)9.2 billion primarily due to retentions.

Description of assets and liabilities

Assets

Loan portfolio

NatWest Group's loan portfolio consists of loans (including overdraft facilities), instalment credit and finance lease receivables.

Overdraft facilities provide the customer with a demand deposit account and demand credit facility combined in a single checking (current) account. An overdraft is effected whenever a customer's drawings on a demand deposit account exceed the credit balance of the account, the balance of which may alternate between debit and credit. While overdrafts are contractually repayable on demand, unless a fixed term has been agreed, in practice customers will from time to time make deposits into the account thereby reducing indebtedness or increasing a credit balance in accordance with their requirements. Borrowing limits on the overdraft facility are established and full repayment is normally only required if the customer fails to honour the conditions on which the limit was granted or their financial position has so deteriorated such that it is necessary to take protective action. Overdraft facilities are usually reviewed at least annually. Interest is generally calculated on the daily outstanding balance by reference to NatWest Group's base rate and is typically charged monthly. Overdrafts accounted for approximately 11.6% of NatWest Group's total domestic loan portfolio at 31 December 2002 (2001 - 14.0%).

Analysis of loans to customers by geographical area and type of customer

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included within the 'within 1 year' category.

                                                           After
                                                           1 but
                                               Within     within      After       2002
                                               1 year    5 years    5 years      Total       2001        2000       1999       1998
                                               ------    -------    -------      -----       ----        ----       ----       ----
                                             (pound)m   (pound)m   (pound)m   (pound)m   (pound)m    (pound)m   (pound)m   (pound)m
UK
Central and local government                      213          1          1        215         95       1,822      1,853      1,765
Manufacturing                                   2,779        566        406      3,751      3,421       3,581      3,495      3,917
Construction                                    1,197        581        310      2,088      1,857       1,778      1,602      1,653
Finance                                           754        205        132      1,091      1,159       3,257      5,518        896
Service industries and business activities      5,696      3,043      2,792     11,531     12,263      11,500     11,352     12,073
Agriculture, forestry and fishing                 801        375        513      1,689      1,647       1,660      1,619      1,549
Property                                        1,936      1,831      1,719      5,486      4,694       4,888      4,728      3,928
Individuals      -  home mortgages              1,323      2,631     18,332     22,286     20,425      19,265     18,613     17,794
                 -  other                       5,010      3,335      3,345     11,690     10,287       9,759      8,174      7,513
Finance leases and instalment credit            2,592      4,493      4,371     11,456     11,092       8,123      7,198      7,638
                                           ----------------------------------------------------------------------------------------
Total domestic                                 22,301     17,061     31,921     71,283     66,940      65,633     64,152     58,726
Overseas residents                             13,119        621      1,708     15,448     17,694      14,788     10,519      9,514
                                           ----------------------------------------------------------------------------------------
Total UK offices                               35,420     17,682     33,629     86,731     84,634      80,421     74,671     68,240
                                           ----------------------------------------------------------------------------------------

Overseas
United States                                  14,841        514      1,513     16,868      8,157       9,836      6,779      5,636
Rest of the World                               6,330      2,281      2,007     10,618      9,950      10,651      9,727      7,654
                                           ----------------------------------------------------------------------------------------
Total overseas offices                         21,171      2,795      3,520     27,486     18,107      20,487     16,506     13,290
                                           ----------------------------------------------------------------------------------------

Loans and advances to customers - gross        56,591     20,477     37,149    114,217    102,741     100,908     91,177     81,530
                                           ----------------------------------
Provisions for bad and doubtful debts                                           (2,095)    (2,123)     (2,084)    (2,179)    (2,568)
                                                                             ------------------------------------------
Loans and advances to customers - net                                          112,122    100,618      98,824     88,998     78,962
                                                                             ------------------------------------------

Fixed rate                                     18,552      8,005     10,586     37,143     25,224      32,433     62,784     60,001
Variable rate                                  38,039     12,472     26,563     77,074     77,517      68,475     28,393     21,529
                                           ----------------------------------------------------------------------------------------
Gross loans and advances to customers -
  by maturity                                  56,591     20,477     37,149    114,217    102,741     100,908     91,177     81,530
                                           ----------------------------------------------------------------------------------------

For further information regarding NatWest Group's operations by geographical area, see Note 47 to the Consolidated Financial Statements.

Provisions for bad and doubtful debts

Provisioning policy

NatWest Group's approach to managing credit risk is discussed under Item 11 on page 74 of this Annual Report and its accounting policy for loans and advances is set out on pages 93 and 94. NatWest Group provides for losses existing in its lending book to record loans and advances at their expected ultimate net realisable value.

Specific provisions are made against loans when, as a result of review, it is considered that recovery is in serious doubt. Each loan portfolio is considered and monitored separately using a variety of systems, reports and models.

o Homogeneous portfolios, including credit card receivables and mortgages, comprise a significant proportion of NatWest Group's loans. Provisions on these portfolios are calculated using a formulaic approach based on number of days in arrears and the predicted risk of loss on the loan.

o For other portfolios, customers are assigned a credit grading which is mapped on to NatWest Group scale. Credit grades are reviewed at least annually. Where deterioration is detected, the credit is downgraded as appropriate. If it is determined that more intensive management is required, the credit is passed to a specialist unit. Specific provision is made where a review of the advance reveals that the credit-worthiness of the borrower has undergone a significant deterioration and that recovery of the advance is in significant doubt taking account of available security. This review will also consider the cancellation or reduction of unutilised limits, the appointment of an investigating accountant and other actions that are designed to mitigate the credit risk faced by NatWest Group. The amount of the specific provision will reflect the financial condition of the borrower, the realisable value of any security and the costs of recovery or realisation of that security as at the balance sheet date.

NatWest Group establishes a general provision through charges to the profit and loss account in order to cover losses that have not been specifically identified but are known from experience to be present in any portfolio of loans. The level of general provision reflects the size and diversity of NatWest Group's loan portfolio, past experience, the current state of the economies in which the NatWest Group operates and the scope of specific provisioning procedures.

NatWest Group monitors its credit loss experience in each of its loan portfolios. The assumptions used to determine the level of provisions, in homogeneous portfolios and in other portfolios, are adjusted to reflect the actual experience.

Bad and doubtful debt provisions made during the year (less amounts released and recoveries of amounts written-off in previous years) are charged to the profit and loss account. Where the collectability of interest is in doubt it is not credited to the profit and loss account but to a suspense account. Loans classified as bad debts and any related suspended interest are written-down to their estimated net realisable value when it is identified that there is no realistic prospect of recovery of all or part of the loan. There are differences in accounting practices between UK and US banks. In the UK, loans and the related accrued interest are written-off only when, as a matter of banking judgement, there is no realistic prospect of recovery. When management determines that a write-off is appropriate, the principal amount and accrued interest on the obligation are written down their to estimated net realisable value. Banks in the US may write-off impaired lending more quickly. In the UK, interest receivable on loans is recognised as income as it accrues provided that its collectability is not subject to significant doubt. In contrast, banks in the US typically cease accruing interest when loans become overdue by 90 days. The effect of these differences is that NatWest Group's gross lending, its provisions for bad and doubtful debts and provision cover ratios may be greater than would be the case using US practice.

An analysis of NatWest Group's loans and advances to customers before provisions is contained on page 41. An analysis of provisions for bad and doubtful debts, write-offs and recoveries is also included on pages 43 to 45. NatWest Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The table on page 46 shows the estimated amount of loans, which would be reported using the SEC's classifications.

Provision for bad and doubtful debts

For a discussion of the factors considered in determining the amount of the provisions, see 'Provisioning policy' on page 42. The following table shows the elements of provisions for bad and doubtful debts:

                                                           2002             2001             2000             1999             1998
                                                           ----             ----             ----             ----             ----
                                                       (pound)m         (pound)m         (pound)m         (pound)m         (pound)m
Provisions at beginning of year
     Domestic                                             1,656            1,723            1,756            1,897            2,198
     Foreign                                                475              375              436              712              639
                                                     ----------       ----------       ----------       ----------       ----------
                                                          2,131            2,098            2,192            2,609            2,837
                                                     ----------       ----------       ----------       ----------       ----------

Currency translation and other adjustments
     Domestic                                                 5              (15)              (3)              12               (1)
     Foreign                                                (15)              13               17              (17)               1
Acquisition/(disposal) of subsidiaries
     Domestic                                                 -              (28)               7               (3)            (100)
     Foreign                                                  -              (10)               -                -               (9)
Amounts written-off
     Domestic                                              (418)            (372)            (497)            (546)            (726)
     Foreign                                               (126)             (84)            (129)            (283)             (98)
Recoveries of amounts written-off in previous years
     Domestic                                                13               10              144              172              198
     Foreign                                                  4                9                8               11                8
Charged to profit and loss account
     Domestic                                               303              338              316              224              328
     Foreign                                                205              172               43               13              171
Provisions at end of year
     Domestic                                             1,559            1,656            1,723            1,756            1,897
     Foreign                                                543              475              375              436              712
                                                     ----------       ----------       ----------       ----------       ----------
                                                          2,102            2,131            2,098            2,192            2,609
                                                     ----------       ----------       ----------       ----------       ----------

Gross loans and advances to customers
Domestic                                                 71,283           66,940           65,633           64,152           58,726
Foreign                                                  42,934           35,801           35,275           27,025           22,804
                                                     ----------       ----------       ----------       ----------       ----------
                                                        114,217          102,741          100,908           91,177           81,530
                                                     ----------       ----------       ----------       ----------       ----------

Closing customer provisions as a % of gross loans
     and advances to customers
Domestic                                                   2.19%            2.47%            2.63%            2.74%            3.23%
Foreign                                                    1.25%            1.30%            1.02%            1.57%            2.94%
                                                     ----------       ----------       ----------       ----------       ----------
                                                           1.83%            2.07%            2.07%            2.39%            3.15%
                                                     ----------       ----------       ----------       ----------       ----------

Customer charge against profit as a % of gross
     loans and advances to customers
Domestic                                                   0.43%            0.50%            0.48%            0.35%            0.56%
Foreign                                                    0.48%            0.48%            0.10%            0.06%            0.58%
                                                     ----------       ----------       ----------       ----------       ----------
                                                           0.44%            0.50%            0.35%            0.27%            0.57%
                                                     ----------       ----------       ----------       ----------       ----------

The following table presents additional information with respect to provisions for bad and doubtful debts:

                                                                          2002         2001         2000         1999         1998
                                                                          ----         ----         ----         ----         ----
                                                                      (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
Loans and advances to customers (gross)                                114,217      102,741      100,908       91,177       81,530
                                                                     --------------------------------------------------------------

Provisions at end of year:
     Specific provisions - customers                                     1,727        1,725        1,682        1,786        2,161
     Specific provisions - banks                                             7            8           14           13           41
     General provision                                                     368          398          402          393          407
                                                                     --------------------------------------------------------------
                                                                         2,102        2,131        2,098        2,192        2,609
                                                                     --------------------------------------------------------------
Customer provision at end of year as a % of loans and advances to customers at end of year:
     Specific provisions                                                  1.51%        1.68%        1.67%        1.96%        2.65%
     General provision                                                    0.32%        0.39%        0.40%        0.43%        0.50%
                                                                     --------------------------------------------------------------
                                                                          1.83%        2.07%        2.07%        2.39%        3.15%
                                                                     --------------------------------------------------------------

Average loans and advances to customers (gross)                        110,874      103,585       95,756       86,707       87,658
                                                                     --------------------------------------------------------------

As a % of average loans and advances to customers during the year:
   Total customer provisions charged to profit and loss                   0.46%        0.49%        0.37%        0.28%        0.53%
                                                                     --------------------------------------------------------------

   Amounts written-off (net of recoveries) - customers                    0.47%        0.42%        0.49%        0.72%        0.70%
                                                                     --------------------------------------------------------------

Analysis of closing provisions for bad and doubtful debts

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

                                 2002                 2001                   2000                  1999                  1998
                                 ----                 ----                   ----                  ----                  ----
                                       % of                  % of                   % of                  % of                  % of
                                   loans to              loans to               loans to              loans to              loans to
                          Closing     total     Closing     total      Closing     total     Closing     total     Closing     total
                        Provision     loans   provision     loans    provision     loans   provision     loans   provision     loans
                        ---------     -----   ---------     -----    ---------     -----   ---------     -----   ---------     -----
                         (pound)m         %    (pound)m         %     (pound)m         %    (pound)m         %    (pound)m         %
Domestic
Central and local
  government                    -       0.2           -       0.2            -       1.8           -       2.1           -       2.2
Manufacturing                 112       3.3         129       3.3           96       3.5         122       3.8         101       4.8
Construction                   52       1.8          59       1.8           69       1.8          81       1.8          89       2.0
Finance                        43       1.0          54       1.1           45       3.2          36       6.1          23       1.1
Service industries and
  business activities         389      10.1         430      11.9          507      11.4         496      12.4         674      14.8
Agriculture, forestry
  and fishing                  24       1.5          21       1.6           24       1.6          26       1.8          28       1.9
Property                       32       4.8          30       4.6           43       4.8          50       5.2          50       4.8
Individuals
   - home mortgages            15      19.5          17      19.9            7      19.1           9      20.4          13      21.8
   - other                    444      10.2         487      10.0          523       9.7         516       9.0         501       9.2
Finance leases and
   instalment credit          208      10.0         164      10.8          142       8.1         144       7.8         143       9.4
                       -------------------------------------------------------------------------------------------------------------
Total domestic              1,319      62.4       1,391      65.2        1,456      65.0       1,480      70.4       1,622      72.0
Foreign                       408      37.6         334      34.8          226      35.0         306      29.6         539      28.0
                       -------------------------------------------------------------------------------------------------------------
Specific provisions         1,727     100.0       1,725     100.0        1,682     100.0       1,786     100.0       2,161     100.0
                                  ----------            -----------            ----------            ----------            ---------
General provision             368                   398                    402                   393                   407
                       -----------          ------------           ------------           -----------          ------------
Total provisions            2,095                 2,123                  2,084                 2,179                 2,568
                       -----------          ------------           ------------           -----------          ------------

Write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer:

                                                             2002          2001           2000          1999          1998
                                                             ----          ----           ----          ----          ----
                                                         (pound)m      (pound)m       (pound)m      (pound)m      (pound)m
Domestic
Manufacturing                                                  76            37             60            15            36
Construction                                                   15            11             29            10            29
Finance                                                        28             2              4             6             3
Service industries and business activities                    123           109            133           271           272
Agriculture, forestry and fishing                               3             4              5             5             6
Property                                                        5             9             14             4            24
Individuals          - home mortgages                           1             1              2             4             7
                     - others                                 122           136            180           141           170
Finance leases and instalment credit                           45            63             70            90           179
                                                       -----------------------------------------------------------------------
Total domestic                                                418           372            497           546           726
Foreign                                                       126            84            129           283            98
                                                       -----------------------------------------------------------------------
Total write-offs*                                             544           456            626           829           824
                                                       -----------------------------------------------------------------------

* Includes(pound)1 million relating to loans and advances to banks (2001 -(pound)6 million; 2000 -(pound)5 million; 1999 -(pound)20 million; 1998 -(pound)4 million).

Recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer:

                                                             2002          2001           2000          1999          1998
                                                             ----          ----           ----          ----          ----
                                                         (pound)m      (pound)m       (pound)m      (pound)m      (pound)m
Domestic
Manufacturing                                                   -             -             16            15            13
Construction                                                    -             1             14            11            13
Finance                                                         -             -              1             1             2
Service industries and business activities                      1             1             55            64            58
Agriculture, forestry and fishing                               -             -              3             2             3
Property                                                        1             -              5             9            15
Individuals          - home mortgages                           -             -              1             3             -
                     - others                                   4             5             45            56            63
Finance leases and instalment credit                            7             3              4            11            31
                                                       -----------------------------------------------------------------------
Total domestic                                                 13            10            144           172           198*
Foreign                                                         4             9              8            11             8
                                                       -----------------------------------------------------------------------
Total recoveries                                               17            19            152           183           206
                                                       -----------------------------------------------------------------------

*    Includes (pound)1 million relating to loans and advances to banks.

Risk elements in lending and potential problem loans

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC. The following table shows the estimated amount of loans which would be reported using the SEC's classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

                                                                           2002         2001         2000         1999        1998
                                                                           ----         ----         ----         ----        ----
                                                                       (pound)m     (pound)m     (pound)m     (pound)m    (pound)m
Loans accounted for on a non-accrual basis (3):
     Domestic                                                             1,781        2,238        2,164        2,111       2,425
     Foreign                                                                531          360          143          460         686
                                                                     ---------------------------------------------------------------
     Total                                                                2,312        2,598        2,307        2,571       3,111
                                                                     ---------------------------------------------------------------
Accruing loans which are contractually past due
  90 days or more as to principal or interest: (4)
     Domestic                                                               195          237          223          230         263
     Foreign                                                                 34           19           21           17          15
                                                                     ---------------------------------------------------------------
     Total                                                                  229          256          244          247         278
                                                                     ---------------------------------------------------------------
Loans not included above which are classified as 'troubled debt restructurings' by the SEC:
     Domestic                                                                 7           24           24           17          24
     Foreign                                                                  1            7           10           20         253
                                                                     ---------------------------------------------------------------
     Total                                                                    8           31           34           37         277
                                                                     ---------------------------------------------------------------

Total risk elements in lending                                            2,549        2,885        2,585        2,855       3,666
                                                                     ---------------------------------------------------------------

Potential problem loans (5)
     Domestic                                                               523          765          516          511         671
     Foreign                                                                 70          218           55           99         112
                                                                     ---------------------------------------------------------------
     Total                                                                  593          983          571          610         783
                                                                     ---------------------------------------------------------------

Closing provisions for bad and doubtful debts as a % of total risk
elements in lending:                                                         82%          74%          81%          77%         71%
                                                                     ---------------------------------------------------------------

Notes:
(1) For the analysis above, 'Domestic' consists of the UK domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2) The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with NatWest Group's provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.
(3) NatWest Group's UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt.
(4) Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(5) Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group's provisioning policy for bad and doubtful debts.

                                                                                                    2002         2001         2000
                                                                                                    ----         ----         ----
                                                                                                (pound)m     (pound)m     (pound)m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
     Domestic                                                                                        171          101          118
     Foreign                                                                                          32           24           24
                                                                                             ---------------------------------------
                                                                                                     203          125          142
                                                                                             ---------------------------------------

Interest on non-accrual and restructured loans included in net interest income
     Domestic                                                                                         36           36           39
     Foreign                                                                                           5            7            1
                                                                                             ---------------------------------------
                                                                                                      41           43           40
                                                                                             ---------------------------------------

Cross-border outstandings in excess of 0.75% of total assets

Cross-border outstandings consist of loans to banks and customers (including instalment credit and finance lease receivables), acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. NatWest Group monitors the geographical breakdown of outstandings based on the country of domicile of the borrower or guarantor of ultimate risk. The table below sets out NatWest Group's cross-border outstandings in excess of 0.75% of total assets (including acceptances) of (pound)172.3 billion (2001 - (pound)172.9 billion; 2000 - (pound)186.6 billion). None of these countries has experienced repayment difficulties, which have required refinancing of outstanding debt.

                                                                          Banks                         Commercial,
                                       As % of                        and other      Governments     industrial and
                                         total                        financial     and official      other private
                                        assets           Total     institutions     institutions             sector
                                        ------           -----     ------------     ------------             ------
                                             %        (pound)m         (pound)m         (pound)m           (pound)m
2002
Netherlands                               1.44           2,477              471               44              1,962
United States                             0.98           1,684            1,009                -                675
Cayman Islands                            0.80           1,375                2                -              1,373

2001
Netherlands                               1.05           1,808            1,011                -                797
United States                             1.03           1,789              516               59              1,214
Cayman Islands                            0.92           1,585            1,518                -                 67

2000
Germany                                   2.12           3,950            3,693               42                215
United States                             1.97           3,682            2,130               13              1,539
Japan                                     1.83           3,420            3,025                1                394
Netherlands                               1.15           2,150            1,101                -              1,049
Switzerland                               1.03           1,915            1,578                -                337
France                                    0.96           1,787            1,593                -                194
Canada                                    0.95           1,782            1,030              125                627
Cayman Islands                            0.81           1,504              197                -              1,307

Off balance sheet arrangements
NatWest Group is involved with several types of off-balance sheet arrangements, including special purpose vehicles, lending commitments and financial guarantees.

Special purpose vehicles ("SPVs") -- SPVs are vehicles set up for a specific, limited purpose that do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions. They constitute a key element of securitisation transactions in which an SPV acquires financial assets funded by the issue of securities.

In the normal course of business, NatWest Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to obtain funding. It has established a number of SPVs to act as commercial paper conduits for customers. SPVs are also utilised in its fund management activities to structure investment funds to which the Group provides investment management services.

Lending commitments and other commitments -- Under a loan commitment, NatWest Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities. Other commitments include documentary credits, which are commercial letters of credit providing for payment by NatWest Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities.

Guarantees and other contingent liabilities -- NatWest Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that NatWest Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount. NatWest Group expects most guarantees it provides to expire unused. Other contingent liabilities include contingent liabilities arising out of acceptances, endorsements, standby letters of credit, performance and customs bonds, warranties and indemnities. In accepting a bill of exchange drawn on it by a customer a bank undertakes to pay the holder of the bill at maturity. Most acceptances are presented for payment and reimbursement by the customer is usually immediate. In the UK, bills accepted by certain banks designated by the Bank of England are eligible for rediscount at the Bank of England. Under US GAAP, acceptances and the corresponding customer obligation are recognised on the balance sheet. In endorsing a bill of exchange, a bank accepts liability for payment of any shortfall on the bill at maturity. Unlike acceptances, the endorsing bank receives value for the bill, which is then rediscounted.

NatWest Group's contingent liabilities and commitments are set out in Note 39 on the accounts.

Contractual obligations The table below summarises NatWest Group's contractual obligations by remaining maturity as at 31 December 2002.

                                                                                More than     More than
                                                                               1 year but   3 years but
                                                                  Less than     less than     less than         Over
                                                                     1 year       3 years       5 years      5 years        Total
                                                                     ------       -------       -------      -------        -----
                                                                   (pound)m      (pound)m      (pound)m     (pound)m     (pound)m
Contractual cash obligations
Dated loan capital                                                      310           815           299        1,917        3,341
Operating leases                                                        110           201           206        1,079        1,596
Finance leases                                                           30            10             5          125          170
Unconditional obligations to purchase goods or services                  55             1             1            1           58
                                                               ---------------------------------------------------------------------
                                                                        505         1,027           511        3,122        5,165
                                                               ---------------------------------------------------------------------

The table above does not include undated loan capital. The maturity of deposits by banks is given in Note 23, of customer accounts in Note 24, and of debt securities in issue in Note 25.

Liabilities

Deposits

A substantial portion of NatWest Group's assets are funded by deposits, principally current accounts and various types of interest bearing deposit accounts, collected through the Bank's UK branch network and Wealth Management. The remainder of the assets of NatWest Group are funded by wholesale deposits, debt securities in issue, loan capital and shareholders' equity.

Interest bearing demand deposits are current accounts with credit balances and retail deposits repayable on demand, obtained primarily through the Bank's UK branch network, and wholesale deposits repayable on demand, booked mainly within the Bank's treasury operations. Interest rates applicable to such deposits are generally calculated on the basis of a margin under base rate. Deposits in currencies other than sterling are collected principally by Corporate Banking and Financial Markets and Wealth Management. The former raises most of its deposits through the wholesale markets whereas Wealth Management's deposits are principally demand and savings deposits.

Savings deposits are specific products which are designed to attract larger savings from personal customers who do not require withdrawals on demand and therefore in general offer better rates of return than interest bearing demand deposits.

Other time deposits are collected centrally from the money market to bridge the gap between retail resources and sterling assets. Chief sources of wholesale deposits are the inter-bank market, corporations and non-bank financial institutions which place funds on the inter-bank market, and issuance of certificates of deposit and medium term notes. All are priced in relation to money market rates. Rate considerations and the ability to provide funds in the maturity periods required by the Bank to fulfil its liquidity management objectives affect the choice of instrument. Customers are offered rates related to inter-bank market rates for the term of the deposit depending on the amounts and term. Larger deposits (typically (pound)1 million and over) earn the money market rates paid in the inter-bank market, and smaller amounts earn progressively wider spreads under the money market rate. Rates are centrally communicated throughout NatWest Group by the central treasury operation. While competitive rates influence the quantity of deposits obtained through the branch network, the branch network enables a wide variety of local depositor sources to be accessed.

Analysis of deposits

The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies at 31 December in each of the past three years:

                                                        2002            2001            2000
                                                        ----            ----            ----
                                                    (pound)m        (pound)m        (pound)m
Deposits by banks
  Sterling                                             5,048          11,016           7,701
  Other currencies                                    12,670          14,230          22,442
                                                ------------------------------------------------
Total deposits by banks                               17,718          25,246          30,143
                                                ------------------------------------------------

Customer accounts
  Sterling                                            79,355          75,854          78,434
  Other currencies                                    32,122          24,097          31,288
                                                ------------------------------------------------
Total customer accounts                              111,477          99,951         109,722
                                                ------------------------------------------------

Total deposits                                       129,195         125,197         139,865
                                                ------------------------------------------------

Certificates of deposit and other time deposits

The following table shows details of NatWest Group's certificates of deposit issued and other time deposits over (pound)50,000 (or the equivalent of $100,000 for currencies other than sterling) at 31 December 2002, by time remaining until maturity:

                                                                      Over 3          Over 6
                                                        Within     but within      but within            Over          2002
                                                      3 months       6 months       12 months       12 months         Total
                                                      --------       --------       ---------       ---------         -----
                                                      (pound)m       (pound)m        (pound)m        (pound)m      (pound)m
UK based companies and branches
     Certificates of deposit                               130              -               -               -           130
     Other time deposits                                25,471            559             379           1,909        28,318

Overseas based companies and branches
     Other time deposits                                27,661            421             684             151        28,917
                                                 ------------------------------------------------------------------------------
Total                                                   53,262            980           1,063           2,060        57,365
                                                 ------------------------------------------------------------------------------

Analysis of deposits by product type and geographical area

The following table shows the distribution of NatWest Group's deposits by product type and geographical area at 31 December for each of the past three years:

                                                               2002             2001             2000
                                                               ----             ----             ----
                                                           (pound)m         (pound)m         (pound)m
UK
Domestic:
Demand deposits        - interest-free                       17,856           16,768           15,003
                       - interest-bearing                    36,387           32,319           32,598
Time deposits      - savings                                  4,436           13,748           10,754
                   - other                                   24,547           20,738           23,858
Overseas residents:
Demand deposits        - interest-free                          775            1,307            1,968
                       - interest-bearing                     2,311            1,975            6,117
Time deposits      - savings                                  1,283            4,739            5,890
                   - other                                    2,292            3,685            7,818
                                                     -----------------------------------------------------
Total UK offices                                             89,887           95,279          104,006
                                                     -----------------------------------------------------

Overseas
Demand deposits        - interest-free                        1,993            1,762            1,333
                       - interest-bearing                     2,449            2,239            3,947
Time deposits      - savings                                    169            1,639            5,076
                   - other                                   34,697           24,278           25,503
                                                     -----------------------------------------------------
Total overseas offices (see below)                           39,308           29,918           35,859
                                                     -----------------------------------------------------
Total deposits                                              129,195          125,197          139,865
                                                     -----------------------------------------------------

Banking business                                             99,731          104,477          115,054
Trading business                                             29,464           20,720           24,811
                                                     -----------------------------------------------------
Total deposits                                              129,195          125,197          139,865
                                                     -----------------------------------------------------

Overseas
United States                                                28,476           20,285           22,137
Rest of the World                                            10,832            9,633           13,722
                                                     -----------------------------------------------------
Total overseas                                               39,308           29,918           35,859
                                                     -----------------------------------------------------

Short-term borrowings

The following table shows details of NatWest Group's short-term borrowings as at 31 December for each of the past three years:

                                                                                      2002           2001         2000
                                                                                      ----           ----         ----
                                                                                  (pound)m       (pound)m     (pound)m
Commercial paper:
     Outstanding at 31 December                                                          -            273          681
     Maximum amount outstanding at any month-end during the year                        95            614        1,084
     Approximate average amount outstanding during the year                             41            566          873
     Approximate weighted average interest rate during the year                       2.1%           4.3%         6.1%
     Approximate weighted average interest rate at 31 December                         n/a           4.2%         4.7%

Other short-term borrowings:
     Outstanding at 31 December                                                     26,543         23,428       25,566
     Maximum amount outstanding at any month-end during the year                    26,930         29,865       30,911
     Approximate average amount outstanding during the year                         23,431         27,283       25,673
     Approximate weighted average interest rate during the year                       2.7%           5.4%         5.9%
     Approximate weighted average interest rate at 31 December                        1.5%           4.3%         6.1%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. 'Other short-term borrowings' consist principally of borrowings in the money markets included within 'Deposits by banks' and 'Customer accounts' in the Consolidated Financial Statements, and generally have original maturities of one year or less.

Liquidity and capital resources

The following table analyses NatWest Group's regulatory capital resources.

                                                                                    2002           2001          2000
                                                                                    ----           ----          ----
                                                                                (pound)m       (pound)m      (pound)m
Capital base
Tier 1 capital                                                                     8,896          7,968         6,977
Tier 2 capital                                                                     5,929          6,369         6,484
Tier 3 capital                                                                         -            172           167
                                                                             -------------------------------------------
Total                                                                             14,825         14,509        13,628
Less investments in insurance subsidiaries, associated undertakings and
   other supervisory deductions                                                   (1,804)        (2,173)       (1,676)
                                                                             -------------------------------------------
Total capital                                                                     13,021         12,336        11,952
                                                                             -------------------------------------------

Weighted risk assets Banking book:
  On-balance sheet                                                                84,400         83,600        80,500
  Off-balance sheet                                                               10,100         10,500        10,500
Trading book                                                                       6,000          6,400         7,300
                                                                             -------------------------------------------
                                                                                 100,500        100,500        98,300
                                                                             -------------------------------------------

Risk asset ratios                                                                      %              %             %
Tier 1                                                                               8.9            7.9           7.1
Total                                                                               13.0           12.3          12.2

In the management of Capital Resources NatWest Group is governed by RBS Group's policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the Financial Services Authority ("FSA"). The FSA uses Risk Asset Ratio ("RAR") as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its weighted risk assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2002, NatWest Group's total RAR ratio was 13.0% (2001 - 12.3%) and the tier 1 RAR was 8.9% (2001 - 7.9%).


TREND INFORMATION

In line with undertakings given by the RBS Group and three other major clearing banks to the Office of Fair Trading ("OFT"), the NatWest Group's SME customers have been offered, with effect from 1 January 2003, the choice of either receiving interest on current accounts at a prescribed rate or free core money transmission services. This, together with competitive pressures and the low interest rate environment, is likely to adversely affect the Group's net interest margin.

The RBS Group, along with seven other clearing banks, has also given undertakings to the OFT to implement behavioural remedies, including measures to achieve speedy and error free switching of accounts between banks, unbundling of services and improving market information and transparency.

               ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
               --------------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The Board of directors comprised at 26 February 2003 of the Chairman, six executive directors and eleven non-executive directors. The directors of the Bank are also directors of RBS Group and the Royal Bank. Brief biographical details of each member of the Board of directors is given below.

Chairman
Sir George Mathewson 0 #
CBE, DUniv, LLD, FRSE, FCIBS
(age 62), has a wide background in finance, technology and management and has spent some of his career in the United States. He was appointed a director in September 1987 and became Group Chief Executive in January 1992. In March 2000, he was appointed Executive Deputy Chairman and, in April 2001, he was appointed to his present position as Chairman. He is president of the British Bankers Association. He is a director of Santander Central Hispano, S.A., The Scottish Investment Trust PLC and The International Monetary Conference. He was chief executive of the Scottish Development Agency from 1981 to 1987. (Chairman of the Nominations Committee and the Chairman's Advisory Group)

Vice-chairmen
Sir Iain Vallance 0 #
FCIBS
(age 59), is an experienced businessman. He has held a range of positions, including president, CBI, chairman, British Telecommunications p.l.c., chairman, European Advisory Committee to NYSE, deputy chairman, Financial Reporting Council and a member of the board of directors of the Mobil Corporation. He was appointed a director in January 1993 and became a vice-chairman in March 1994. He is currently chairman, European Services Forum and a member of the supervisory board of Siemens AG.

Sir Angus Grossart 0 #
CBE, LLD, FRSE, DL, FCIBS
(age 65), an advocate and chartered accountant, he has a background in merchant banking and is chairman of Noble Grossart Limited. He was appointed a director in September 1985 and became a vice-chairman in April 1996. He is also chairman of The Scottish Investment Trust PLC. He is a director of other public companies including Scottish and Newcastle PLC, Trinity Mirror PLC and Edinburgh US Tracker Trust plc. He is a Trustee of the National Heritage Memorial Fund and a former chairman of the Trustees of the National Galleries of Scotland. He has served on the boards of a wide range of public companies in the UK, the USA and Canada.

Executive directors
Fred Goodwin #
DUniv, FCIBS, FCIB
Group Chief Executive
(age 44), a chartered accountant, was appointed as Deputy Group Chief Executive in August 1998 and to his present position in March 2000. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince's Trust: Scotland and a member of The Prince's Trust Council. He is a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish
(age 58), was appointed a director in January 1993. He is Chairman, President and Chief Executive Officer of Citizens Financial Group, Inc. He is also a director of Textron, Inc., a trustee of The Brookings Institution, a director of the Federal Reserve Bank of Boston, and a director of numerous community organisations in the USA.

Norman McLuskie
FCIBS
(age 58), a chartered accountant, was appointed a director in June 1992 and is Chief Executive, Retail Direct.

Gordon Pell
FCIB, FCIBS
(age 53), was appointed as a director and Chief Executive, Retail Banking on 6 March 2000. On 1 October 2001, he was appointed to his current position as Chairman, Retail Banking and Wealth Management. He was formerly group director, Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000.

Iain Robertson #
CBE, FCIBS
(age 57), a chartered accountant, was appointed a director in January 1993 and became Chief Executive, Corporate Banking and Financial Markets on 6 March 2000. He was appointed to his present position as Chairman, Corporate Banking and Financial Markets on 1 October 2001. He is also a chairman of British Empire Securities and General Trust plc.

Fred Watt #
FCIBS
(age 42), a chartered accountant, was appointed to his current position as Group Finance Director in September 2000. He was formerly finance director, Wassall plc.

Non-executive directors
Emilio Botin
(age 68), of Spanish nationality, is chairman of Santander Central Hispano, S.A. He is also chairman of several Santander Central Hispano Group subsidiaries and a director of a number of Spanish companies including Bankinter SA. He is chairman of Universia.net, an internet venture between Santander Central Hispano and 650 universities in Spain, Portugal and the main countries in Latin America.

Colin Buchan *
(age 49), was appointed on 1 June 2002. He was educated in South Africa and spent the early part of his career in South Africa and the Far East. He retired as a member of the group management board of UBS AG and head of equities of UBS Warburg in March 2001. He has considerable international investment banking experience, as well as experience with very large risk management in the equities business. He was appointed a director of SG Warburg Group plc in 1995. His public directorships include Merrill Lynch World Mining Trust Plc. His other directorships include Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited, Standard Life Investments Limited, UBS Bunting Warburg Limited and World Mining Investment Company Limited.

Jim Currie +
(age 61), was appointed in November 2001. A highly experienced international civil servant, he spent many years working in Brussels and Washington. He was formerly Director General at the European Commission with responsibility for the EU's Environmental Policy and previously Director General for Customs and Indirect Taxation. He is also a director of British Nuclear Fuels Limited and International Adviser to Eversheds.

Juan Inciarte
(age 50), of Spanish nationality, is a general manager of Santander Central Hispano in charge of Europe and financial companies of the group. He is a former director of First Union Corporation, now Wachovia, and Interbank On-line System Limited. He is also a director of several Santander Central Hispano Group subsidiaries and a number of Spanish and European companies including CC-Bank AG and Sanpaolo IMI S.P.A.

Eileen Mackay + *
CB, FCIBS
(age 59), is a former UK civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc and Scottish Financial Enterprise. She is chairman of Trustees of the David Hume Institute and is a member of the Economic and Social Research Council and the Review Board of the UK Accountancy profession and the Court of the University of Edinburgh.

Sir Steve Robson *
(age 59), was appointed in July 2001. He was formerly a senior civil servant, with responsibility for a wide variety of Treasury interests. His early career included the post of Private Secretary to the Chancellor of the Exchequer and secondment to ICFC, (now 3i). He retired in January 2001 as Second Permanent Secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of Cazenove Group Plc, Xstrata Plc and Partnerships UK plc.

Bob Scott + 0 #
CBE
(age 61), of Australian nationality, was appointed in January 2001. He has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the Board of the Association of British Insurers. He is also a non-executive director of Jardine Lloyd Thompson Group plc, Swiss Reinsurance Company Zurich, Focus Wickes Group Limited, Yell Group Limited and a Trustee of the Crimestoppers Trust. (Chairman of the Remuneration Committee)

Peter Sutherland
(age 56), born in Ireland, was appointed in January 2001. He is a former attorney general of Ireland and was, from 1985 to 1989, European Commissioner responsible for competition policy. From 1989 to 1995, he was the chairman of Allied Irish Bank. From 1993 to 1995 he was director general of GATT and, subsequently, the World Trade Organisation. He is chairman of BP plc and chairman of Goldman Sachs International. He is also a director of Investor AB and Telefonaktiebolaget LM Ericsson.

Bill Wilson + * 0 #
FCIBS
(age 65), a chartered accountant, has a background in accounting and insurance and spent a number of years based in North America. He was formerly deputy chairman of Alexander & Alexander Services Inc., now part of the Aon Group. His other public directorships are Edinburgh US Tracker Trust plc, First Title plc, First American Title Insurance (U.K.) Co plc and Scottish Rugby Union Plc. (Chairman of the Audit Committee)

Secretary
Miller McLean #
FCIBS
(age 53), was appointed Group Secretary in August 1994 and Group Director, Legal and Regulatory Affairs and Group Secretary in March 2000. He is vice-chairman of Banco Santander, Portugal S.A., a Trustee of the Industry and Parliament Trust, non-executive chairman of The Whitehall and Industry Group and a non-executive director of The Scottish Parliament and Business Exchange.

+   member of the Remuneration Committee
*   member of the Audit Committee
0   member of the Nominations Committee
#   member of the Chairman's Advisory Group

Mr Cameron McLatchie and Mr Murray Stuart retired from the Board on 25 April
2002.

Mr Colin Buchan was appointed to the Board as a non-executive director on 1 June 2002 and was re-elected at the annual general meeting on 28 April 2003.

The directors who retired by rotation and were re-elected at the annual general meeting on 28 April 2003 were Mr Goodwin, Sir Angus Grossart, Mr Inciarte, Miss Mackay, Sir George Mathewson and Mr Pell.

COMPENSATION

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. Their emoluments are disclosed in the Report and Accounts of the ultimate holding company. Pensions paid to former directors of the Bank and their dependants amounted to (pound)281,000 (2001 - (pound)280,000). No director (2001 - none) is accruing retirement benefits under defined benefit schemes.

BOARD PRACTICES

The Board has overall responsibility for leading and controlling the Bank and is accountable for financial and operational performance.

The Board has adopted a formal schedule of matters detailing key aspects of the Bank's affairs presented to it for decision. In particular, the Board is responsible for approving policy and strategy. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

The roles of Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. Mr Bob Scott has been nominated as the senior independent director. The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the company's business activities. The Board has reviewed the independence of the non-executive directors and has reaffirmed that, with the exception of Mr Botin and Mr Inciarte, who are representatives of Santander Central Hispano S.A., all non-executive directors are considered by the Board to be independent.

The Board is supplied with comprehensive Board papers in advance of each Board meeting including financial and business reports covering each of the company's principal business activities. All directors have access to the advice and services of the secretary who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

Board Committees - In order to provide effective oversight and leadership the RBS Group Board has established a number of RBS Group committees with particular responsibilities. The principal committees are as follows:

The Audit Committee is responsible for assisting the Board in discharging its responsibilities for accounting policies, financial reporting, internal control, compliance and risk management. The Committee also reviews the independence of the external auditors and the relationship between audit and non-audit work performed by the external auditors. During 2002, it was agreed that all non-audit work performed by the auditors would be approved in advance by the Committee.

The Remuneration Committee assists the Board in discharging its responsibilities for executive remuneration policy and the remuneration arrangements for directors.

The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. The Committee considers potential candidates and recommends appointments of new directors to the Board. This process was followed in respect of the appointment of Mr Colin Buchan to the Board during 2002.


Terms of office of directors

At each annual general meeting of the Bank, the terms of office of directors appointed since the previous annual general meeting, together with the terms of one-third by rotation of the remaining directors, expire.

Service agreements

Information regarding executive directors' service contracts is summarised in the table and notes below.

---------------------------------------------------------------------------------------------------------------------------------
Name                            Date of Current contract /   Normal retirement age   Notice period - from   Notice period - from
                                         Employing Company                                        company             executives
---------------------------------------------------------------------------------------------------------------------------------
Fred Goodwin                                  25 June 1998                      60              12 months               6 months
                            The Royal Bank of Scotland plc

Norman McLuskie                             9 October 1997                      60               3 months               3 months
                            The Royal Bank of Scotland plc

Gordon Pell                                    22 May 2002                      60              13 months               6 months
                             National Westminster Bank Plc

Iain Robertson                               27 March 2002                      60              12 months               6 months
                            The Royal Bank of Scotland plc

Fred Watt                                28 September 2000                      60              12 months               6 months
                            The Royal Bank of Scotland plc

Lawrence Fish                                  1 July 1996                       -              24 months              12 months
                              Citizens Financial group Inc
---------------------------------------------------------------------------------------------------------------------------------

EMPLOYEES

The total number of full time equivalent employees in NatWest Group at 31 December 2002 was 22,600 (2001 - 33,000; 2000 - 55,800) analysed as follows:

                                                  2002        2001       2000
                                             -----------------------------------

Corporate Banking and Financial Markets*         5,800       2,500      9,100
Retail Banking                                   6,700      19,400     18,800
Retail Direct                                      500         600      3,100
Manufacturing                                    1,000       1,500     14,000
Wealth Management                                4,000       4,200      5,600
Ulster Bank*                                     4,400       4,500      4,300
Centre                                             200         300        900
                                             -----------------------------------
                                                22,600      33,000     55,800
                                             -----------------------------------

* Prior periods have been restated to reflect the transfer of Ulster Bank's leasing business to Corporate Banking and Financial Markets.

The reduction in employee numbers in 2002 reflects the continued migration of operations and employees from NatWest Group to the Royal Bank.

Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and these are detailed below.

Employee proposition - The Bank encourages employees to contribute to the RBS Group's performance through Total Reward, one of the most comprehensive remuneration packages in the financial services industry. Employee choice, rewarding performance and sharing in the RBS Group's success are key features of Total Reward.

Some 34,000 RBS Group employees participated in RBSelect, a benefits choice programme, in 2002. Employees can choose from a range of options including discounted childcare and shopping vouchers, private medical insurance and telephone legal advice.

Employees can also participate in business-specific bonus or incentive plans, RBS Group profit sharing and sharesave schemes. In each of the last five years, eligible RBS Group employees have received a further ten percent of their basic salary per annum through RBS Group profit sharing. Both RBS Group profit sharing and sharesave allow employees to acquire shares, and therefore a stake, in the future success of the RBS Group. A bonus of five per cent of basic salary was paid to all UK employees in recognition of their contribution to the successful integration of NatWest.

The RBS Group provides pension scheme membership for the majority of its employees in the UK and overseas. The largest scheme is The Royal Bank of Scotland Group Pension Fund, which has some 73,000 RBS Group employees as members. This is a non-contributory, final salary pension fund and is open to full-time and part-time staff, including fixed-term contractors.

Employee communication - The RBS Group also encourages employee involvement through a process of employee communication. This includes internal communication activities through a corporate intranet, an in-house magazine, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The RBS Group Chief Executive and other senior RBS Group executives regularly communicate directly with employees via 'Question Time' style programmes broadcast on the internal television network RBTV, and visits to Group offices. Short films explaining the RBS Group's annual and interim financial results are also broadcast on RBTV.

Employee consultation - The RBS Group places great importance on consulting with employees. Every year the RBS Group undertakes an employee opinion survey, which seeks views and feedback on a variety of key topics including leadership, communication, employee involvement, training and development. The latest survey took place in January 2003 when over 110,000 RBS Group employees were invited to complete surveys either on paper or online, which have been translated into seven different languages. A response rate of 83% was achieved, which is significantly higher than the average for comparable organisations.

As a result of the growth in the RBS Group's business interests in mainland Europe a process has been initiated to establish a European employee information and consultation body to facilitate dialogue amongst employee representatives on employment matters. In addition, an agreement covering the RBS Group is being negotiated with employee representatives from across the RBS Group's European operations.

Diversity - The RBS Group is committed to diversity in all areas of recruitment, employment, training and promotion. The RBS Group supports a business model that is based on meritocracy and inclusiveness, where all members of staff can develop their full potential, irrespective of their race, gender, marital status, age, disability, religious belief, political opinion, or sexual orientation. To help it achieve its long term business objectives the RBS Group draws on a wide ranging and diverse pool of talent. The RBS Group also embraces and promotes individual, organisational and cultural differences.

Each year the RBS Group participates in a number of diversity-related benchmarking exercises, including the Opportunity Now and Race for Opportunity annual benchmarking exercises, on gender and ethnicity. This enables the RBS Group to evaluate its current position in respect of diversity issues and to identify actions required to further enhance diversity across its businesses.

In May 2002, the RBS Group received the Opportunity Now Silver Award. This means that out of 20 financial sector organisations that participate in the survey, the RBS Group was equal to or above the 'norm' for the sector in all categories. In June 2002, the RBS Group received the Race for Opportunity Bronze Award, coming 9th in the ranking of private sector organisations. The RBS Group is also a Core Member of the Employer's Forum on Age and a Gold Card Member of the Employer's Forum on Disability, as well as participating in a number of other diversity networks.

The RBS Group has established a diversity team, which works across its businesses to ensure that diversity remains a key driver in everything it does.

Health and safety - The health, safety and security of employees is of paramount importance to the RBS Group. Where feasible, single, harmonised policies are in force across the RBS Group. These are now subject to regular review to ensure that they continue to meet current legislation, best practice and the operational needs of the business.

Disabled staff - The RBS Group recognises its responsibility towards staff with disabilities and seeks to eliminate discrimination on the grounds of disability. The RBS Group recognises the wealth of experience, talent and skill that people with disabilities can bring to the workforce and strives to achieve equality of opportunity in the recruitment, employment and retention of all staff, including those with disabilities.

Corporate social responsibility - The RBS Group recognises that environmental and social imperatives continue to shape the future and the diversity and flexibility of the RBS Group's businesses enables it to anticipate and respond to these changes. Business excellence requires that the RBS Group meets changing customer, shareholder, investor, employee and supplier expectations and the RBS Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

To assist in creating value for all stakeholders, the RBS Group has adopted policies, which progressively integrate environmental and social issues into all aspects of its business activities. The objective of these policies is to ensure that its business is conducted in a sustainable and socially responsible way, and to safeguard and enhance the RBS Group's business and reputation.

The RBS Group Board regularly considers corporate social responsibility issues and receives a formal report on the relevant matters twice each year.

SHARE OWNERSHIP

The Bank was a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc until January 2003, when ownership of the entire issued ordinary share capital was transferred to The Royal Bank of Scotland plc.

The Royal Bank of Scotland Group plc's Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe.

No director had an interest in NatWest Group's preference shares during the year.

No director had an interest in NatWest Group's loan notes during the year.

           ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
           ---------------------------------------------------------

MAJOR SHAREHOLDERS

The Bank's ultimate holding company and controlling party is The Royal Bank of Scotland Group plc which is incorporated in Great Britain and registered in Scotland. As at 31 December 2002, this company heads the only group in which NatWest Group is consolidated. Copies of the consolidated accounts of The Royal Bank of Scotland Group plc may be obtained from The Secretary, The Royal Bank of Scotland Group plc, 42 St Andrew Square, Edinburgh EH2 2YE.

Related party transactions

Santander Central Hispano, S.A. ("SCH")

Under the terms of an alliance agreement, the RBS Group and SCH co-operate in certain banking and financial activities in Europe. The RBS Group holds 2.83% of SCH's capital stock and SCH holds 5.04% of the holding company's ordinary shares.

For additional details of related party transactions see Note 50 to the Consolidated Financial Statements.

Transactions with directors, officers and others

2002

At 31 December 2002, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the NatWest Group were (pound)36,276,342 in respect of loans to seven persons who were directors of the Bank (or persons connected with them) at any time during the financial year and (pound)7,615,388 to 41 people who were officers of the Bank at any time during the financial year.

2001

At 31 December 2001, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group were (pound)37,064,987 in respect of loans to 7 persons who were directors of the Bank (or persons connected with them) at any time during the financial year and (pound)2,969,046 to 32 people who were officers of the Bank at any time during the financial year.

2000

At 31 December 2000, (pound)369,538 was outstanding in respect of loans by NatWest Group companies to 27 persons who were directors of the Bank (or persons connected with them) at any time during the financial year and (pound)3,171,978 to 37 people who were officers of the Bank at any time during the financial year.


Except as stated above, there were no contracts material to the business of NatWest Group companies which subsisted at 31 December 2002, 31 December 2001 or 31 December 2000 or during the years then ended, in which any director of NatWest Group had a material interest.

Each of the transactions described above were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as for comparable transactions with persons of a similar standing or, where applicable, with other employees. The transactions did not involve more than the normal risk of collectability or present other unfavourable features.

                         ITEM 8. FINANCIAL INFORMATION
                         -----------------------------

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included in Item 18 of this Annual Report.

Legal proceedings

Members of NatWest Group are engaged in litigation in the UK and a number of overseas jurisdictions, including the US, involving claims by and against them, which arise in the ordinary course of business. The directors of the Bank, after reviewing the actual, threatened and known potential claims against NatWest Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material adverse effect on the net assets of NatWest Group.

SIGNIFICANT CHANGES

Post balance sheet events

In January 2003, the ownership of the Bank's entire issued ordinary share capital was transferred from the holding company to The Royal Bank of Scotland plc. Also in January 2003, the entire issued share capital of Lombard North Central PLC was transferred by the Bank to The Royal Bank of Scotland plc.

No other significant changes have occurred between the date of the financial statements and the date at which this report was approved.

                         ITEM 9. THE OFFER AND LISTING
                         -----------------------------

OFFER AND LISTING DETAILS

Nature of trading market

On 10 April 2000, following the acquisition by The Royal Bank of Scotland Group plc, the Bank's ordinary shares were delisted from the London Stock Exchange and the ordinary shares represented by American Depository Shares were delisted from the New York Stock Exchange. All of the Bank's ordinary share capital is ultimately held by The Royal Bank of Scotland Group plc.

On 9 June 1993 and 8 April 1997, the Bank issued respectively the following American Depository Shares ("ADSs"), each in connection with a public offering in the United States:

10,000,000 Series B ("Series B ADSs") representing 10,000,000 non-cumulative dollar preference shares, Series B; 12,000,000 Series C ("Series C ADSs") representing 12,000,000 non-cumulative dollar preference shares, Series C;

Each of the respective ADSs represents the right to receive one corresponding preference share, is evidenced by an American Depository Receipt ("ADR") and is listed on the New York Stock Exchange ("NYSE").

The ADRs evidencing the ADSs above were issued pursuant to a Deposit Agreement dated as of 25 September 1991, covering both the Series B ADSs and the Series C ADSs, among the Bank, Morgan Guaranty Trust Company of New York as the depository, and all holders from time to time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares although Series B dollar preference shares are listed on the London Stock Exchange. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

At 31 December 2002, there were 428 holders of record of the Series B ADSs and 109 holders of record of the Series C ADSs. Since certain of such Series B ADSs and Series C ADSs are held by nominees, the number of holders of record may not be representative of the number of beneficial holders.

On 4 November 1993, the Bank issued $500 million 7.875% Exchangeable Capital Securities, $25 each, Series A ("Capital Securities") in connection with a public offering in the United States. The Capital Securities are listed on the New York Stock Exchange and commenced trading under the symbol 'NWXPRA' on 29 November 1993. Currently, there is no non-US market for the Capital Securities, although they are listed on the London Stock Exchange.

The following table shows the high and low sales prices for each of the ADSs and the capital securities for the period indicated, as reported on the NYSE composite tape:

                                                                  Series B        Series C           Capital
                                                                      ADSs            ADSs        Securities
                                                              -----------------------------------------------
                                                                         $               $                 $
By month

May 2003                                             High            25.85           26.74             25.78
                                                     Low             25.55           26.30             25.44
April 2003                                           High            25.75           26.85             26.10
                                                     Low             25.35           26.35             25.45
March 2003                                           High            25.75           26.85             26.20
                                                     Low             25.15           26.35             25.72
February 2003                                        High            25.80           26.81             26.00
                                                     Low             25.52           26.53             25.60
January 2003                                         High            25.85           26.81             26.28
                                                     Low             25.40           26.25             25.52
December 2002                                        High            25.90           26.66             26.20
                                                     Low             25.25           26.03             25.70

By quarter

2003: First quarter                                  High            25.85           26.81             26.28
                                                     Low             25.15           26.25             25.52
2002: Fourth quarter                                 High            26.20           26.66             26.25
                                                     Low             25.20           25.70             25.48
2002: Third quarter                                  High            25.54           26.35             25.90
                                                     Low             25.13           25.45             25.30
2002: Second quarter                                 High            25.61           26.09             25.63
                                                     Low             24.96           25.46             25.00
2002: First quarter                                  High            25.90           26.50             26.18
                                                     Low             25.00           25.41             25.34
2001: Fourth quarter                                 High            26.15           26.95             26.59
                                                     Low             25.11           25.50             25.27
2001: Third quarter                                  High            25.95           27.10             25.80
                                                     Low             24.88           25.25             24.91
2001: Second quarter                                 High            25.50           26.25             25.75
                                                     Low             24.77           25.36             24.35
2001: First quarter                                  High            25.50           25.96             26.20
                                                     Low             24.25           24.00             24.31

By year

2002                                                 High            26.20           26.66             26.25
                                                     Low             24.88           25.41             25.00
2001                                                 High            26.15           27.10             26.59
                                                     Low             24.25           24.00             24.31
2000                                                 High            24.44           24.56             25.13
                                                     Low             20.94           21.44             20.88
1999                                                 High            26.75           26.94             26.63
                                                     Low             20.63           21.00             22.23
1998                                                 High            27.00           27.75             26.50
                                                     Low             24.88           25.25             25.33

MARKETS

The Series B non-cumulative dollar preference shares, Series C non-cumulative dollar preference shares, ADSs and Capital Securities are listed on the New York Stock Exchange. The Series B non-cumulative dollar preference shares and the Capital Securities are also listed on the London Stock Exchange.

                        ITEM 10. ADDITIONAL INFORMATION
                        -------------------------------

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following information is a summary of certain terms of the Bank's Memorandum of Association (the "Memorandum") and Articles of Association (the "Articles") as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 1985, as amended (the "Act") as relevant to the holders of any class of share. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles. The Memorandum and Articles are registered with the Registrar of Companies of England and Wales. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed with the SEC.

Incorporation and registration

The Bank was incorporated and registered in England and Wales under the Companies Act 1948 to 1967 as a limited company on 18 March 1968 under the name National Westminster Bank Limited. On 1 February 1982, it changed its name to its present name and was reregistered under the Companies Act 1948 to 1980 as a public company with limited liability. The Bank is registered under Company No. 929027.

Purpose and objects

The Memorandum provides that the Bank's principal objects are to carry on the business of banking in all its forms. The objects of the Bank are set out in full in paragraph 4 of the Memorandum.

Directors

At each annual general meeting of the Bank, one third of the directors (or the number nearest to one third) subject to retirement will retire by rotation and be eligible for re-election. The directors to retire will be those who are due to retire by reason of age or who do not wish to stand for re-election and those who have been longest in office since their last appointment or reappointment or, in the case of those who were appointed or reappointed on the same day, will (unless they otherwise agree) be determined by lot.

Directors may be appointed by the Bank by ordinary resolution or by the board. A director appointed by the board holds office only until the next annual general meeting, whereupon he will be eligible for re-election, and is not taken into account in determining the directors who are to retire by rotation at that meeting.

Unless and until otherwise determined by ordinary resolution, the directors (other than alternative directors) shall be not more than twenty five. There is no stipulation in the Articles regarding a minimum number of directors, but if the number falls below twelve, the directors must appoint further directors to make up the shortfall or convene a general meeting for the sole purpose of appointing extra directors.

Directors' interests

A director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Bank) which (together with any interest of any person connected with him) is, to his knowledge, material unless his interest arises only because the resolution relates to one or more of the following matters:

(i) the giving of any security or indemnity in respect of money lent, or obligations incurred by him or any other person at the request of, or for the benefit of, the Bank or any of its subsidiary undertakings;

(ii) the giving of any security or indemnity to a third party in respect of a debt or obligation of the Bank or any of its subsidiary undertakings for which he has assumed responsibility (in whole or in part) under a guarantee or indemnity or by the giving of security;

(iii) a proposal concerning an offer of shares, debentures or other securities of the Bank, or any of its subsidiary undertakings, for subscription or purchase, in which offer he is, or may be, entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

(iv) any proposal about any other company if the director, and any person connected with the director under section 346 of the Act, has a direct or indirect interest of any kind, including holding any position in that company, or being a shareholder of that company. But this does not apply if he knows that he, and any persons connected with him, hold an interest in shares representing 1% or more of any class of equity share capital of the company or the voting rights in the company.

(v) an arrangement for the benefit of the employees of the Bank or any of its subsidiary undertakings which does not award him any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vi) a proposal concerning any insurance which the Bank proposes to purchase and/or maintain for, or for the benefit of, any directors or for persons who include directors of the Bank.

A director may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Bank (other than as auditor) and be remunerated for so doing. A director may also be or become a director or other officer of, or be otherwise interested in, any company promoted by the Bank or in which the Bank may be interested and will not be liable to account to the Bank or the members for any benefit received by him.

Borrowing powers

Subject to the Act, the directors may exercise all the powers of the Bank to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Bank, or of any third party.

Retirement

In accordance with section 293 of the Act and the Articles, no person who has attained the age of 70 may be appointed to the board and any serving director reaching that age must vacate his office at the conclusion of the annual general meeting commencing next after he or she attains the age of 70.

Notwithstanding the foregoing, directors of any age may be appointed to or remain on the board if that appointment is or was made or approved by the Bank in a general meeting provided that special notice containing the age of the relevant director is given. On reappointment, the director will not be treated, for the purpose of determining the time at which he or she is to retire by rotation, as becoming a director on the day on which he or she was last appointed before retirement.

Classes of shares

The Bank has two general classes of shares, ordinary shares and preference shares, to which the provisions set forth below apply.

Dividends

Ordinary shares
Subject to the provisions of the Act and any special rights attached to any shares, the holders of the ordinary shares are entitled pari passu amongst themselves, but in proportion to the amounts paid up on the ordinary shares held by them, to share in the profits of the Bank paid out as dividends.

Preference shares
Each preference share confers the right to a non-cumulative preferential dividend payable half-yearly for the sterling preference shares and quarterly for the dollar preference shares. Each preference share confers the right to a preferential dividend (not exceeding a specified amount) payable in the currency of the relevant share. The rate of such dividend and the date of payment thereof, together with the terms and conditions of the dividend are as may be determined by the directors prior to allotment.

The preference shares rank pari passu with each other and any shares expressed to rank, in terms of participation in the profits of the Bank, in some or all respects pari passu therewith and otherwise in priority to dividends payable on the ordinary shares.

Dividends will be declared and paid in full on the preference shares if, in the opinion of the directors of the Bank, the Bank has sufficient distributable profits to cover full payment of dividends on the preference shares (including all dividends accrued on any cumulative preference shares) and all dividends payable at that time on any other shares which rank equally in sharing in profits.

If, in the opinion of the directors, insufficient profits of the Bank are available to cover the payment in full of dividends, dividends will be declared by the directors pro rata on the preference shares to the extent of the available distributable profits.

If any dividend is not payable for the reasons described above, or if payment of any dividend would cause a breach of the UK Financial Services Authority's capital adequacy requirements applicable to the Bank or its subsidiaries, none of that dividend will be declared or paid.

If the whole or part of any dividend on any non-cumulative preference share is not paid for any of the reasons, the directors will, as far as the law allows, allot and issue extra non-cumulative preference shares to the holders of those shares. The condition is that there must be an amount in the Bank's profit and loss account, or in any of the Bank's reserves (including any share premium account and capital redemption reserve), which can be used for paying up the full nominal value of extra non-cumulative preference share.

The extra shares will be credited as fully paid and in the same currency, have the same rights and restrictions, and rank pari passu with the shares on which the dividend could not be paid in cash. The total nominal value of the extra shares to be allotted will be decided by the directors on allotment. The extra shares will be allotted and issued when the unpaid dividend was due to be paid.

If the Bank does not have sufficient authorised share capital, or the directors do not have the requisite authority to allot the extra shares under section 80 of the Act, the directors must call a general meeting. The directors will propose resolutions to increase the authorised share capital, or to grant the necessary authority to allot the extra shares.

If the dividend payable on any series of preference shares on the most recent payment date is not paid in full, or if a sum is not set aside to provide for such payment in full, (or, if applicable, extra shares have not been allotted), no dividends may be declared on any other share capital of the Bank that ranks equally with, or behind the preference shares and no sum may be set aside for the payment of a dividend on any other share capital, unless, on the date of declaration, an amount equal to the dividend payable in respect of the then current dividend period for such series of preference shares is set aside for payment in full on the next dividend payment date.

If any dividend payable on the preference shares is not paid in full or if a sum is not set aside to provide for such payment in full, the Bank may not redeem or purchase or otherwise acquire any other share capital of the Bank that ranks equally with, or behind the preference shares and may not set aside any sum nor establish any sinking fund for its redemption, purchase or other such acquisition, until such time as dividends have been declared and paid in full in respect of successive dividend periods together aggregating not less than twelve months.

Voting rights

General
Subject to any rights or restrictions as to voting attaching to any shares or class of shares, on a show of hands every member who is present in person at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for each share held by him. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of shares in the capital of the Bank, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

The quorum required for a meeting of members is not less than two members present in person or by proxy and entitled to vote. If a meeting was called by shareholders and adjourned because of the lack of a quorum, it will be dissolved. Any other meeting will be adjourned for one week, reconvening at the same time and in the same place. If there is still no quorum at the adjourned meeting, the shareholders personally present and entitled to vote will be quorum.

Preference shares
The holders of preference shares are not entitled to receive notice of, attend, or vote at any general meeting unless the dividend for that series of preference share has not been paid in full for the dividend period immediately prior to the notice convening the relevant general meeting or the business of the meeting includes the consideration of a resolution for the winding up of the Bank or the sale of the whole of the business of the Bank or any resolution directly affecting any of the special rights or privileges attached to any of the classes of preference shares or other circumstances have arisen which the directors had set out before a series of preference shares was first allotted.

Distribution of assets on liquidation

Ordinary shares
On a winding-up of the Bank, the liquidator may, with the authority of an extraordinary resolution and any other sanction required by the Insolvency Act 1986 and subject to the rights attaching to any class of shares after payment of all liabilities, including the payment to holders of preference shares, divide amongst the members according to the number of ordinary shares held by them in specie the whole or any part of the assets of the Bank or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members and may determine the scope and terms of those trusts. No member shall be compelled to accept any assets on which there is a liability.

Preference shares
In the event of a return of capital on a winding-up or otherwise, the holders of cumulative preference shares are entitled to receive out of the surplus assets of the Bank available for distribution amongst the members in priority to the holders of the ordinary shares, the amount paid up or credited as paid up on such shares together with any premium paid on issue and the arrears of any dividends including the amount of any dividend due for payment after the date of commencement of any winding-up or liquidation.

Redemption

Unless the directors determine, prior to allotment of any particular series of preference shares, that some or all of such series shall be non-redeemable, the preference shares will be redeemable at the option of the Bank on any date (a 'Redemption Date') which (subject to certain exceptions described in the terms of such shares) falls no earlier than such date (if any) as may be fixed by the directors, prior to allotment of such shares. On redemption, there shall be paid on each preference share the aggregate of its nominal amount together with any premium paid on issue, where applicable a redemption premium and accruals of dividend.

If the Bank is only going to redeem some of a series of preference shares, it will arrange for a draw to decide which shares to redeem. This will be drawn at the registered office of the Bank, or at any other place which the directors decide on. The auditors of the Bank must be present at the draw.

Purchase

Subject to the Act, the Bank may, by special resolution, reduce its share capital, any capital redemption reserve and any share premium account and may also, subject to the Act, the requirements of the London Stock Exchange and the rights attached to any class of shares, purchase its own shares (including redeemable shares). The shares can be purchased upon such terms and conditions as the directors shall determine and can be bought back through the market, by tender or by private arrangement.

Conversion rights

If any preference shares are issued which can be converted into ordinary shares, or into any other class of shares which rank equally with, or behind, existing preference shares these are called 'convertible preference shares'.

The directors can decide to redeem any convertible preference shares at their nominal value. The redemption must be made out of the proceeds of a fresh issue of ordinary shares or any other shares which they can be converted into. When the convertible preference shares become due to be converted they will give their holders the right and obligation to subscribe for the number of ordinary shares, or other shares, set by the terms of the convertible preference shares. The new shares will be subscribed for at the premium (if any) which is equal to the redemption money, less the nominal amount of the new shares. Each holder of convertible preference shares will be treated as authorising and instructing the company secretary, or anybody else the directors decide on, to subscribe for the shares in this way.

Changes in share capital and variation of rights

Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Bank may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine. Subject to the provisions of the Act, the Bank may issue shares which are, or at the option of the Bank or the holder are liable, to be redeemed. Subject to the provisions of the Act and the Articles, unissued shares are at the disposal of the board.

The Bank may by ordinary resolution: increase its share capital; consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; subject to the provisions of the Act, subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum; or cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the Act, the Bank may by special resolution reduce its share capital, capital redemption reserve or share premium account in any way. The capital paid up on the preference shares cannot be reduced unless the holders of such preference shares have approved this by passing an extraordinary resolution at a separate meeting.

Subject to the provisions of the Act, if at any time the capital of the Bank is divided into different classes of shares, the special rights attached to any class of shares may (unless further conditions are provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Bank is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class (but not otherwise).

To any such separate general meeting the provision of the Articles relating to general meetings will apply, save that:

(i) at least two people who hold, or who act as proxies for, at least one third of the total nominal value of the existing shares of the class will form a quorum. However, if at any adjourned meeting of such holders, a quorum as defined above is not present, one person who holds shares of the class, or his proxy, will be a quorum; and

(ii) any such holder present in person or by proxy may demand a poll.

The rights attaching to any class of shares having preferential rights are not, unless otherwise expressly provided by the terms of issue thereof, deemed to be varied by the creation or issue of further shares ranking, as regards participation in the profits or assets of the Bank, pari passu therewith, but in no respect in priority thereto.

Disclosure of interests in shares

The Act gives the Bank the power to require persons who it believes to be, or have been within the previous three years, interested in its shares, to disclose prescribed particulars of those interests. Failure to supply the information or supplying a statement which is materially false may lead to the board imposing restrictions upon the relevant shares.

The restrictions available are the suspension of voting or other rights conferred by membership in relation to meetings of the Bank in respect of the relevant shares and, additionally, in the case of a shareholding representing at least 0.25 per cent. of the class of shares concerned, the withholding of payment of dividends on, and the restriction of transfers of, the relevant shares.

Limitations on rights to own shares

There are no limitations imposed by English Law or the Memorandum and Articles on the right of non-residents or foreign persons to hold or vote the Bank's shares other than the limitations that would generally apply to all of the Bank's shareholders.

Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices from the Bank unless they have given the Bank an address within the United Kingdom at which such notices may be served.

Certain other UK law provisions

Pre-emptive rights

As the Bank is a public company incorporated in Great Britain and registered in England and Wales, in general, holders of ordinary shares have automatic pre-emptive rights pursuant to section 89 of the Act.

Lien and forfeiture

The Bank will have a first and paramount lien (enforceable by sale) on every partly paid share (including dividends payable on such a share) for all moneys payable to the Bank in respect of that share. The board may call any moneys unpaid on shares and may forfeit shares on which calls payable are not duly paid. The forfeiture shall include all dividends payable in respect of the forfeited shares, which have not been paid before the forfeiture.

Untraced shareholders

The Bank shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission if:

(i) during a period of 12 years prior to the date of advertising its intention to sell such shares at least three cash dividends in respect of such shares have become payable but all dividends or other moneys payable remain unclaimed;

(ii) as soon as practicable after the expiry of the period referred to in sub-paragraph (i) above, the Bank inserts advertisements in a leading London daily newspaper and one newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

(iii) during the period referred to in sub-paragraph (i) above and the period of three months following the publication of the advertisements referred to in sub-paragraph (ii) above, the Bank receives no indication of the whereabouts or existence of the member or other person; and

(iv) if the shares are listed on the London Stock Exchange, the Bank gives notice to the London Stock Exchange of its intention to sell the shares prior to publication of the advertisements.

The net proceeds of such sale shall belong to the Bank, which shall be obliged to account to the former member or other person previously entitled to the shares for an amount equal to the proceeds as a creditor of the Bank.

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. For the year ended 31 December 2002, there have been no material contracts entered into outside the ordinary course of business.

EXCHANGE CONTROLS

The Bank has been advised that there are currently no UK laws, decrees or regulations which would prevent the remittance of dividends or other payments to non-UK resident holders of the Bank's non-cumulative dollar preference shares.

There are no restrictions under the Articles of Association of the Bank or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the Bank's non-cumulative dollar preference shares.

TAXATION

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs or Capital Securities by a beneficial owner of non-cumulative dollar preference shares, ADSs evidenced by ADRs or Capital Securities that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (v) that otherwise will be subject to US federal income tax on a net income basis in respect of the non-cumulative dollar preference shares, Capital Securities or ADSs and that holds such non-cumulative dollar preference shares, ADSs evidenced by ADRs or Capital Securities as capital assets (a "US Holder").

This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, generally, (ii) that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the "New Treaty"), the prior US/UK double taxation convention relating to income and capital gains (the "Prior "Treaty") and the US/UK double taxation convention relating to estate and gift taxes (the "Estate Tax Treaty")) are based on those laws and practices as in force and as applied in practice on the date of this Report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under, state, local and other laws and possible changes in taxation law, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs evidenced by ADRs or Capital Securities by consulting their own tax advisers.

References below to "the Treaty" are references to either the Prior Treaty or the New Treaty as applicable.

For the purposes of the Treaty and the Estate Tax Treaty and for purposes of the US Internal Revenue Code of 1986, as amended (the "Code"), US Holders of ADRs will be treated as owners of the non-cumulative dollar preference shares underlying such ADRs.

Preference shares or ADSs evidenced by ADRs

Taxation of dividends

The Bank is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company.

The New Treaty applies to dividend payments after 1 May 2003. If US Holders would have been entitled to greater benefits under the Prior Treaty, US Holders may elect to continue to apply the Prior Treaty until 1 May 2004.

New Treaty

Because payments of dividends by the Bank to non-UK investors are not subject to a UK withholding tax, it is not necessary to apply the New Treaty in order to receive a reduced rate of withholding. Since there is no UK withholding tax on payments of dividends to US Holders, US Holders will not be entitled to a foreign tax credit for foreign taxes paid as a result of the payment of dividends by the Bank.

Prior Treaty - Effect of UK Tax Credit

An individual shareholder who is resident in the UK for UK tax purposes and who receives a dividend from the Bank is entitled to claim a tax credit in the UK against its income tax liability attributable to the dividend. Although a US holder that receives a dividend from the Bank will not be entitled to this UK tax credit, under the Prior Treaty certain US holders may treat an amount equal to this credit (the "Tax Credit Amount") as a tax paid to the UK taxing authorities, for which such US holder may claim a US foreign tax credit. A US Holder that makes that election described above must include the Tax Credit Amount in its income and will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability equal to the Tax Credit Amount.

For foreign tax credit proposes, dividends paid by the Bank (and any Tax Credit Amount included in income) will generally constitute "passive income", or , in the case of certain holders, "financial services income".

Taxation of capital gains

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on gains realized on the disposal of such holder's non-cumulative dollar preference share or ADR unless at the time of the disposal such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such non-cumulative dollar preference share or ADR is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), branch or agency in which case such US Holder might, depending on the circumstances, be liable to UK tax on a gain realized on disposal of such holder's non-cumulative dollar preference share or ADS. Proposed legislation, intended to enter into force in June 2003, would amend the above so that corporate US Holders would be liable to UK tax a gain realized on disposal of such holder's non-cumulative dollar preference share or ADS if they carried on a trade, profession or vocation through a UK permanent establishment. The proposed legislation is not final and is subject to change.

A US Holder who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of a non-cumulative dollar preference share or ADR during that period may be liable to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

An exchange by a US Holder of non-cumulative dollar preference shares or ADRs for other shares in the Bank will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such holder's non-cumulative dollar preference shares or ADRs in accordance with the tax paragraph referred to in the previous paragraphs.

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS representing preference shares, generally recognise capital gains or losses for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Bank) in an amount equal to the difference between the amount realised (excluding any declared but unpaid dividends, which will be treated as a dividend for US federal income tax purposes) and the US Holder's tax basis in the non-cumulative dollar preference share or ADS. Gain or loss will generally be US source.

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of the non-cumulative dollar preference share or ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Holders should consult their tax advisors regarding the US federal income tax treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

Estate and gift tax

A non-cumulative dollar preference share or ADR held by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the non-cumulative dollar preference share or ADR, except in certain cases where the non-cumulative dollar preference share or ADR (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the UK in a case where the non-cumulative dollar preference share or ADR is subject both to UK inheritance tax and to US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax

The following is a summary of the UK stamp duty and stamp duty reserve tax consequences of transferring an ADR in registered form (otherwise than to the custodian on cancellation of the ADR). It does not set out the UK stamp duty or stamp duty reserve tax consequences of transferring, or agreeing to transfer, non-cumulative dollar preference shares or any interest therein or right thereto (other than interests in ADRs) on which investors should consult their own tax advisers.

A transfer of a registered ADR executed and retained in the US will not give rise to stamp duty and an agreement to transfer a registered ADR will not give rise to stamp duty reserve tax.


Capital Securities

United States

Because the Capital Securities have no stated maturity, can be exchanged for preference shares or ADSs at the option of the Bank and would be treated as if they were preference shares in a winding-up of the Bank, and because the Bank may elect not to make payments on the Capital Securities, the Capital Securities will be treated as equity for US federal income tax purposes.

Payments (including any UK tax withheld therefrom as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for US federal income tax purposes. Payments will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit limitation purposes, payments will generally constitute 'passive income,' or in the case of certain US Holders, 'financial services income.' A US holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax.

A US Holder will, upon the sale, exchange or redemption of Capital Securities, generally recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised and the US Holder's tax basis in the Capital Securities (assuming, in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Bank).

Gain or loss will not be recognised by a US Holder upon the exchange of Capital Securities for preference shares or ADSs pursuant to the Bank's exercise of its exchange right. A US Holder's basis in the preference shares or ADSs received in exchange for its Capital Securities will be the same as the US Holder's basis in the Capital Securities at the time of the exchange and the US Holder's holding period for the preference shares or ADSs received in the exchange will include the holding period of the Capital Securities exchanged.

United Kingdom

Taxation of payments of interest

Payments on the Capital Securities will constitute interest rather than dividends for UK withholding tax purposes. However, the Capital Securities will constitute "quoted eurobonds" within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as Capital Securities are and remain at all times listed on the New York Stock Exchange or some other 'recognised stock exchange' within the meaning of section 841 of the Income and Corporation Taxes Act 1988. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and subject to any entitlement to pay gross to US Holders within the charge to corporation tax.

If interest were paid under deduction of United Kingdom income tax (eg if the Capital Securities lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to the UK Inland Revenue. The Inland Revenue may communicate this information to the tax authorities of other jurisdictions.

The interest has a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of holders of the Capital Securities who are not resident in the United Kingdom, except where such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Capital Securities are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the United Kingdom branch or agency.

The UK Inland Revenue has confirmed that interest payments should not be treated as distributions for UK tax purposes (i) by reason of the fact that interest may be deferred under the terms of issue or (ii) by reason of the undated nature of the Capital Securities, provided that at the time an interest payment is made, the Capital Securities are not held by a Company which is 'associated' with the Bank or by a 'funded company'. A company will be associated with the Bank if, broadly speaking, it is in the same group as the Bank. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the Bank, or an entity associated with the Bank. In this respect, the Inland Revenue has confirmed that a bank holding an interest in Capital Securities which incidentally has banking facilities with the Bank will not be a 'funded company' by virtue of such facilities.

Proposed EU Directive on the Taxation of Savings Income

The Council of the European Union has published a revised draft directive regarding the taxation of savings income. It is proposed that, subject to a number of important conditions being met, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. The proposed directive is not yet final, and may be subject to further amendment.

Disposal (including Redemption)

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder who is an individual or other non corporation tax payer will not normally be liable for UK tax on gains realized on the disposal of such holder's Capital Securities unless at the time of the disposal such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such Capital Securities are or have been used, held or acquired by or for the purposes of such trade (or profession or vocation), branch or agency in which case such US Holder might, depending on the circumstances, be liable to UK tax on a gain realized on a disposal of Capital Securities. Proposed legislation, intended to enter into force in June 2003, would amend the above so that corporate US Holders would be liable to UK tax gains realized on any disposal of such holder's Capital Securities if they carried on a trade, profession or vocation through a UK permanent establishment. The proposed legislation is not final and is subject to change.

A US Holder who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of Capital Securities during that period may be liable to UK taxation on capital gains arising during the period of absence, subject to any available exemption or relief.

The exchange by a US Holder of Capital Securities for non-cumulative dollar preference shares or ADRs pursuant to the Bank's exercise of its exchange right will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such Holder's Capital Securities in accordance with the tax treatment referred to in the preceding paragraphs.

A transfer of Capital Securities by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non corporation tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the Capital Securities are attributable.

Corporate holders - Annual tax charges

Corporate holders of Capital Securities may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the Capital Securities, in place of the tax treatment referred to in the two preceding paragraphs but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a branch or agency in the UK to which the Capital Securities are attributable.

Inheritance tax

Capital Securities in bearer form physically held outside the UK should not be subject to UK inheritance tax in respect of a lifetime transfer by, or the death of, a US Holder who is neither domiciled nor deemed to be domiciled in the UK for inheritance tax purposes. However, in relation to Capital Securities held through DTC (or any other clearing system), the position is not free from doubt and the Inland Revenue are known to consider that the situs of securities held in this manner is not necessarily determined by the place in which the securities are physically held. If Capital Securities in bearer form are or become situated in the UK, or if Capital Securities are held in registered form, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such a US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty in the same manner as for non-cumulative dollar preference shares. US Holders should consult their professional advisers in relation to such potential liability.

Stamp duty and stamp duty reserve tax

No UK stamp duty or SDRT is payable on the transfer or redemption of Capital Securities, whether in definitive bearer form or in the form of one or more bearer global Capital Securities or in registered form.

No UK stamp duty or SDRT will be payable on issue of ADRs in exchange for Capital Securities pursuant to the Bank's exercise of its exchange rights. As a result of a change in law since the Capital Securities were issued, the SDRT consequences of the issue of the non-cumulative dollar preference shares represented by the ADRs into the depository receipt system are not entirely clear and it is possible that a charge to SDRT at the rate of 1.5% could arise.


DOCUMENTS ON DISPLAY

Documents concerning the Bank may be inspected at 135 Bishopsgate, London EC2M 3UR (020-7375-5000).

In addition, we file reports and other information with the SEC. You can read and copy these reports and other information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room or at the offices of The New York Stock Exchange, on which certain of our securities are listed, at 20 Broad Street, New York, New York 10005. The SEC also maintains a website at www.sec.gov, which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

       ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
       ------------------------------------------------------------------


Risk management is conducted on an overall basis within the RBS Group. Therefore in the following discussion on risk management references to "the Group" or "Group" are to the RBS Group and its board and committees.

Risk management

The management of risk is a fundamental management activity performed throughout the Group. As such it underpins the Group's reputation, performance and future success. It is therefore critically important that the adequacy and effectiveness of our risk management processes are of appropriate standard.

To achieve this the Group has put in place a risk management framework comprising:

o Leadership, strategy and culture set by the Board and put into effect through Executive Management.

o Policies, procedures, processes and systems to execute effective risk management throughout the Group.

o A comprehensive committee structure operating at Group level to direct, approve and review actions taken to manage risk. Where appropriate this is replicated at a divisional level.

o Risk management functions that are independent of the business management to enforce agreed policy.


Supporting the Board, the following executive committees operate that have risk management as partly or wholly their mandate:

o Group Executive Management Committee ("GEMC"), a sub-committee of the Board determines the Group's risk management framework.

o Group Risk Management Committee ("GRMC"), a sub-committee of the GEMC, provides leadership and oversight of the Group's risk management and control process, including policies and risk appetite.

o Group Credit Committee ("GCC"), a sub-committee of the Board, approves facility limits in excess of the authorities delegated to business Credit Committees and makes recommendations to the Board for facilities in excess of its own authority.

o The Group Asset and Liability Management Committee ("GALCO"), a sub-committee of the GEMC, sets policy for the management of the overall Group balance sheet in respect of capital ratios, structural hedging and liquidity.

The Group Risk Management function plays a key role in the Group's Risk Management framework. The Group Risk Management function is independent from the businesses and reports through the Group Finance Director to the Group Chief Executive.

Within each Division independent risk management units operate, reporting to both divisional executive management and the Director, Group Risk Management. An assessment of the adequacy and effectiveness of each divisional risk management unit is undertaken by Group Risk Management on a continuous basis to ensure effective control.

Supporting GALCO, Group Treasury is responsible for capital raising, liquidity and structural hedging policies and the management of the Group's balance sheet. Operational responsibility for asset and liability management is in turn delegated to appropriate management in each major business grouping.

The most significant risks managed by the Group are:

o Credit risk: the risk arising from the possibility that the Group will incur losses from the failure of a customer to meet its obligations.

o Liquidity risk: the risk that the Group will be unable to meet its funding requirements at acceptable rates and appropriate maturities.

o Market risk: the risk arising from the possibility that the Group will incur losses from changes in interest rates, foreign exchange rates or the prices of equity shares and indices, commodities, debt securities and other financial contracts, including derivatives.

o Regulatory risk: the risk of material loss, reputational damage or liability arising from the Group's failure to comply with the requirements of the Group's regulators and relevant Codes of Best Practice that oversee the conduct of regulated business in all geographic regions where the Group has operations.

o Enterprise risk: the risk of loss from inadequate or failed internal processes, people and systems or from external events.

Credit risk
Credit risk is the risk arising from the possibility that the Group will incur losses from the failure of a customer to meet its obligations.

This risk is managed within the Group's Credit Risk Management framework comprising:

o    Executive involvement through the GRMC.

o    The Group's principles for managing credit risk.

o    The Group's credit approval processes and credit assessments.

o    Credit portfolio management.

o    The review and oversight of delegated authorities.

o    Problem exposure management.

Executive involvement through the GRMC - This sub-committee of the GEMC is chaired by the Group Finance Director and includes other executive directors. It defines the credit risk strategy of the Group and approves both policy changes and other enhancements to the credit risk management framework. On a day-to-day basis, executive directors and other GEMC members participate in the Group, divisional and subsidiary company Credit Committees. These committees hold the highest levels of credit authority (below Board level) in the Group.

The Group's principles for managing credit risk set out minimum standards for managing credit risk. These include principles for maintaining the credit culture of the Group, approving credit risk taken by the Group, credit stewardship and reviewing the effectiveness of the credit culture. As a minimum:

o All credit risk exposures require approval before assumption by the Group. Existing credit risk exposures are monitored and reviewed periodically against approved risk limits. Review occurs at least annually with the lower quality exposures being subject to greater frequency of analysis and assessment. Approvals in respect of credit exposure can only be given by duly authorised individuals or bodies (Credit Committees) or if below certain specified thresholds through authorised automated processes.

o Credit authority is delegated only to competent individuals who are independent of business revenue generation or to established credit committees. Other than in specialist areas which operate under strict parameters, credit authority is not extended to branch or account relationship managers.

o Credit risk exposures originated anywhere in the Group that create obligations from the same customer group are aggregated (subject to de minimis thresholds) in order to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management.

o Customers are assigned a credit rating, which is mapped to a Group scale that reflects the probability of default.

Credit approval processes exist for each of the significant customer types in order to ensure appropriate skills and resources are employed in credit assessment and approval:

o Retail and personal businesses use industry standard credit scoring techniques, adapted for the Group, to process small scale, large volume credit decisions. These are combined with traditional analysis and judgement to support more significant credit risks in this area.

o Credit approvals for the professional counterparties of Financial Markets are supported by a dedicated credit function, which provides expertise in traded markets product risk and which specialises in the analysis and assessment of financial institutions.

o For the Group's corporate businesses, the relationship management team, the Analysis Rating and Research Unit and the Credit Risk Department, support the judgement exercised over credit approvals.

The balance between risk and reward is managed by the credit approval process and appropriate risk adjusted return measurement tools.

Credit portfolio management - The business units and the GEMC review monthly reports on the Group's portfolio of credit risks. Portfolio information is examined principally by the quality of credit ratings but is also further sub-divided by: major division/subsidiary, by geography and by industrial sector. Expected loss and other statistical tools are used in trend analysis.

The review and oversight of delegated authorities - Both Group Risk Management and divisional credit risk functions undertake reviews in order to provide independent oversight of delegated authorities and to ensure compliance with Group practice.

Problem exposure management is facilitated through specialised units, which provide intensive management to minimise the incidence of credit risk losses. Credit management within each business unit is the responsibility of business unit Credit Committees and specialist units within the Group provide appropriate management and control over the Group's impaired and potential problem loans.

o In the Group's corporate businesses, problem loans and exposures are managed by Specialised Lending Services, which provides dedicated resource experienced in corporate restructuring. The Problem Exposure Review Forum reviews all such significant cases at least annually. This group is chaired by the Group Chief Executive and includes the appropriate divisional executive, account managers and credit managers.

o The Group's retail businesses operate automated triggers and filters as part of the monthly monitoring of all accounts. Identified problems are then managed through prescribed processes by centralised credit management units.

Residual value risk - The NatWest Group's asset finance activities also expose the NatWest Group to risk of loss if the value of the physical asset at the end of the financing term is less than that required to achieve the planned return. The NatWest Group mitigates this risk through portfolio diversification and active management of asset exposures throughout their life, from pricing through to re-marketing at the end of the transaction term.

Liquidity risk
The management of liquidity risk within the NatWest Group is fully integrated on a consolidated basis with that for The Royal Bank of Scotland Group ("the Group") as a whole. Day to day management of the Group's liquidity needs is effected through the treasury activities of the Group's Financial Markets division which accesses external wholesale markets as required primarily in the name of The Royal Bank of Scotland plc (RBS). The day to day net liquidity needs of NatWest Group are met primarily through the execution with RBS of intra-group transactions of appropriate maturity, currency and principal amount.

Liquidity management within the Group focuses on the management of both overall balance sheet structure and the control within prudent limits of risk arising from the mismatch of maturities across the balance sheet and from contingent obligations.

The structure of the Group's balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The short-term maturity structure of the Group's liabilities and assets is also managed on a daily basis to ensure that contractual cashflow obligations, and potential cashflows arising from undrawn commitments and other contingent obligations, may be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or from the sale or repo of various debt securities held.

That short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens Financial Group (a US subsidiary of RBS) and the insurance businesses in the UK which are subject to regulatory regimes which necessitate the separate management of liquidity. Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group's overall liquidity risk position within the Group's policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers, and significant cash outflows therefrom, are also reviewed to monitor concentration and identify any adverse trends.

The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where that differs materially from the underlying contractual maturities.

Policy parameters for the control of overall balance sheet structure and liquidity risk are set by GALCO. Compliance is monitored and co-ordinated by the Group Treasury function both in respect of internal policy and the regulatory requirements of the UK Financial Services Authority.

In addition to their consolidation within the Group's daily liquidity management processes, it is also the responsibility of all Group subsidiaries and branches outside of the UK to ensure compliance with all separate local regulatory liquidity requirements applicable.

The Group also periodically evaluates various scenarios and undertakes stress tests to analyse the potential impact on liquidity risk. Contingency plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions.

Sources of funding

Excluding capital and other liabilities, customer accounts continue to provide a substantial majority of the NatWest Group's funding and represent a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers.

                                                                     31 December 2002             31 December 2001
                                                                ------------------------     -------------------------
                                                                  (pound)m            %         (pound)m            %
Customer accounts:
    Repayable on demand                                             58,666           41           57,189           40
    Time deposits (excluding repos)                                 34,245           24           30,747           22
                                                                -----------   ----------     ------------   ----------
Total                                                               92,911           65           87,936           62
Repos with customers                                                18,566           13           12,015            8
Deposits by banks (including repos) *                               17,718           13           25,246           18
Debt securities in issue                                               208            -            5,222            4
Short positions                                                     13,292            9           11,435            8
                                                                -----------   ----------     ------------   ----------
Total deposits including repos, debt securities in issue and       142,695          100          141,854          100
short positions
                                                                -----------   ----------     ------------   ----------

* Deposits by banks include from other RBS Group entities:           5,907            4           13,030            9

Customer accounts (excluding repos) in NatWest Group increased by (pound)4,975 million reflecting continuing growth in NatWest Group's retail and corporate deposit base, and now represent 65% of NatWest Group's funding excluding capital and other liabilities.

Repos with corporate and institutional customers are undertaken primarily by Greenwich Capital Markets in the USA. Customer repo activity increased to represent 13% of NatWest Group's funding excluding capital and other liabilities at 31 December 2002 (compared with 9% at 31 December 2001). Growth in Greenwich Capital Markets trading activities is managed within agreed risk limit parameters.

Deposits by banks decreased to represent 12% of NatWest Group's funding excluding capital and other liabilities, mainly due to reduced intra-group borrowing needs from RBS. The largest single bank depositor other than RBS continues to represent less than 1% of NatWest Group's total funding.

NatWest Group's debt securities in issue fell to a nominal level and now represents a negligible proportion of NatWest Group's funding excluding capital and other liabilities at 31 December 2002 (compared with 3.7% at 31 December
2001). This reflects the RBS Group policy to concentrate debt issuance in RBS plc.

The NatWest Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets to meet its funding and liquidity needs.

Net customer activity

Customer accounts (excluding repos) increased to 94.2% of total loans and advances to customers (excluding reverse repos) in 2002 in the NatWest Group.

                                                                                31 December        31 December
                                                                                       2002               2001
                                                                              ----------------    ---------------
                                                                                   (pound)m           (pound)m
Loans and advances to customers (excluding reverse repos)                            98,606             95,047
Customer accounts (excluding repos)                                                  92,911             87,936
                                                                              ----------------    ---------------

Net customer lending                                                                  5,695              7,111
                                                                              ----------------    ---------------

Customer accounts (excluding repos) as % of loans
  and advances to customers (excluding reverse repos)                                 94.2%              92.5%
                                                                              ----------------    ---------------

Structural liquidity risk continues to be contained well within the Group's policy parameters.

Net wholesale market activity

                                                                                31 December        31 December
                                                                                       2002               2001
                                                                              ----------------    ---------------
                                                                                   (pound)m           (pound)m
Deposits by banks (including repos):
o   repayable on demand                                                               2,025              2,533
o   less than 3 months maturity                                                      13,998             18,030
o   over 3 months maturity                                                            1,695              4,683
                                                                              ----------------    ---------------
o   Total *                                                                          17,718             25,246
Repos with customers                                                                 18,566             12,015
Debt securities in issue                                                                208              5,222
Short positions                                                                      13,292             11,435
                                                                              ----------------    ---------------

Wholesale liabilities                                                                49,784             53,918
                                                                              ----------------    ---------------

* Deposits by banks include amounts from other RBS Group entities:                    5,907             13,030

Loans and advances to banks (including reverse repos):
o   repayable on demand                                                               1,534              6,395
o   less than 3 months maturity                                                      20,640             21,852
o   over 3 months maturity                                                            1,497              3,030
                                                                              ----------------    ---------------
o   Total **                                                                         23,671             31,277
Reverse repos with customers                                                         15,611              7,694
Debt securities, treasury bills and other eligible bills                             18,570             21,610
                                                                              ----------------    ---------------
Wholesale assets                                                                     57,852             60,581
                                                                              ----------------    ---------------

** Loans and advances to banks include amounts to RBS units:                          9,446             16,409

Net surplus of wholesale assets                                                       8,068              6,663
                                                                              ----------------    ---------------

Loans and advances to banks net of deposits by banks fell from (pound)6,031 million to (pound)5,953 million. The changes to the NatWest Group positions mainly reflect the switch of Money Market activity from the Bank to the Royal Bank.

Sterling liquidity
53% of the Group's total assets are denominated in sterling. The FSA requires the Group on a consolidated basis to maintain daily a minimum ratio of 100% between:

a. a stock of qualifying high quality liquid assets (primarily UK government securities, treasury bills, eligible bank bills, and cash held in branches) and

b.   the sum of:
o sterling wholesale net outflows contractually due within 5 working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond 5 working days), and
o 5% of retail deposits with a residual contractual maturity of 5 working days or less.

The Group exceeded that minimum ratio requirement during 2002.

The FSA also sets an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group exceeded that minimum stock requirement at all times during 2002.

The Group's operational processes are actively managed to ensure that both the minimum sterling liquidity ratio and the minimum stock requirement are achieved or exceeded at all times.

Liquidity in non-sterling currencies

For non-sterling currencies, no specific regulatory liquidity requirement is set for the Group by the FSA. However, the importance of managing prudently the liquidity risk in its non-sterling activities is recognised and the Group manages its non-sterling liquidity risk daily within net mismatch limits set for the 0-8 calendar day and 0-1 month periods as a percentage of the Group's total deposit liabilities.

In measuring its non-sterling liquidity risk, due account is taken of the marketability within a short period of the wide range of debt securities held. Haircuts are applied in each case, dependent on various parameters, to determine the Group's ability to realise cash at short notice if required to meet unexpected outflows via the sale or repo of such marketable assets.

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group's non-sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group's corporate counterparties who are active in raising funds from that market to switch to take up facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities from the NatWest Group totalled less than (pound)1,600 million at 31 December 2002. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates typically over a 3-month period of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during 2002 and operational processes are actively managed to ensure that is the case going forward. Contingency plans are also maintained to enable the Group to respond effectively to unforeseen market liquidity or major payment systems problems which may emerge from time to time.

Market risk
The Group is exposed to market risk because of positions held in its treasury and trading portfolios, as well as its non-trading activity.

Market risk in the treasury portfolios arises as a consequence of the management of the Group's liquidity requirements. The instruments that give rise to this type of risk are mainly money-market instruments and interest rate derivatives and the main risk factor is therefore interest rates.

Market risk in the trading portfolios is mainly associated with customer-facing trading businesses through the market-making operations and through taking positions in tradeable securities. The associated instruments are held on the trading (mark-to-market) books, and the main risk factors are interest rates, credit spreads, and foreign exchange.

Non-trading market risk is associated with the mismatches between the re-pricing of the Group's non-trading financial assets and liabilities; with the Group's investment in overseas subsidiaries, associates and branches; and with its strategic equity investments.

Option risk in the non-trading businesses principally occurs in certain fixed rate assets and liabilities.

Mismatch risk mainly gives rise to interest-rate exposure that is then transferred to the Group's trading or treasury units for management within their approved limits.

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiary and associated undertakings and their related currency funding.

Non-trading equity risk arises principally from the Group's strategic investments.

The Group manages the market risk in its trading and treasury portfolios through its Market Risk Management framework, which is based on value-at-risk ("VaR") limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group's trading portfolios. GEMC approves the high-level VaR and stress limits for the Group. The Group Market Risk function, independent from the Group's trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group's market risk management processes.

Value-at-risk - VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one day and a confidence level of 95%. In other words, a one-day loss greater than VaR is likely to occur on average on only one in every 20-business days. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group's method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous two years of market data. The Group's VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

o Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

o VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

o VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

o The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure; such as the calculation of the VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated nor that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days. For a discussion of the Group's accounting policies for, and information with respect to, its exposures to derivative financial instruments, see accounting policy 13 and Note 38 on the accounts.

Trading - The NatWest Group's trading activities comprise: market making - quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; customer facilitation - providing products to the Group's client base at competitive prices; arbitrage - entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity - taking positions in financial instruments as principal in order to take advantage of anticipated market conditions.

Financial instruments held in the NatWest Group's trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The VaR for NatWest Group's trading portfolios, segregated by type of market risk exposure, is presented in the tables below.

                                            At       Year ended 31 December 2002             At       Year ended 31 December 2001
                                   31 December       ---------------------------    31 December       ---------------------------
                                          2002     Maximum     Minimum   Average(1)        2001      Maximum     Minimum     Average
                                          ----     -------     -------   ----------        ----      -------     -------     -------
                                      (pound)m    (pound)m    (pound)m     (pound)m    (pound)m     (pound)m    (pound)m    (pound)m
Interest rate (2)                          7.3        11.7         4.7          7.6         6.4         12.2         5.0         8.2
Currency                                   0.3         1.7         0.1          0.4         0.2          2.4         0.1         0.6
Equity                                     0.1         0.6         -            0.2         0.3          1.8         0.2         0.5
Diversification effects                   (0.4)                                            (0.8)
                                    -------------                                     ------------
Total                                      7.3        11.6         4.7          7.6         6.1         12.3         5.3         8.4
                                    ------------------------------------------------------------------------------------------------

Notes:
(1)  Calculated as the arithmetic average of daily VaR figures.
(2)  Includes credit spreads.

Non-trading - The NatWest Group's portfolios of non-trading financial instruments, arising from its treasury activities and, its retail and corporate banking operations, mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposit and other debt securities issued, loan capital and derivatives (mainly interest rate swaps). The VaR for these portfolios is presented below.

                                                           2002           2002           2002           2002           2001
                                                     Period end        Maximum        Minimum        Average     Period end
                                                       (pound)m       (pound)m       (pound)m       (pound)m       (pound)m
     Interest rate                                          2.3            3.5            1.4            2.3            2.0
     Currency (1)                                           0.1            0.1            0.1            0.1            0.1
     Equity                                                   -            0.1              -              -              -
     Diversification effects                               (0.1)                                           -           (0.2)
                                                   ---------------                                             --------------
                                                            2.3            3.5            1.3            2.3            1.9
                                                   --------------------------------------------------------------------------

Notes:
(1)  Excludes NatWest Group's structural foreign currency exposures

Treasury - The Group's treasury activities include its money-market business and the management of internal funds flows with the Group's businesses. Money-market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for NatWest Group's treasury portfolios, which relates mainly to interest rate risk, is presented below.

                                                       Year end      Maximum      Minimum      Average
                                                   ----------------------------------------------------
                                                       (pound)m     (pound)m     (pound)m     (pound)m
Year ended 31 December 2002                                 1.2          1.3          0.8          1.0

Year ended 31 December 2001                                 1.1          3.1          0.9          1.9

Retail and corporate banking - Structural interest rate risk arises in the Group's commercial banking activities where assets and liabilities have different repricing dates. Group policy seeks to minimise the sensitivity of net interest income to changes in interest rates. The policy requires that all material interest rate risk arising from retail and corporate banking activities be transferred to a trading or treasury unit for management within its approved limits.

Structural interest rate risk is calculated in each business unit on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing.

In most cases, the repricing maturity is then determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and business unit asset and liability committees annually, or more often if appropriate. The key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each material business unit, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include non-financial assets and liabilities, mainly tangible fixed assets and the Group's capital and reserves, spread over medium and longer term maturities, in the gap report. This report also includes hedge transactions, principally derivatives.

Residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology, but without discount factors, that is used for the Group's trading portfolios. Short-term exposures are measured and controlled in terms of net interest income sensitivity over 12 months to a 1% parallel movement in interest rates. These exposures are monitored against limits approved by GALCO and reported to GALCO monthly.

A VaR calculation aggregating all non-trading assets and liabilities in the NatWest Group's balance sheet is undertaken quarterly. At 31 December 2002, the total VaR exposure relating to structural interest rate risk was estimated to be (pound)3.3 million (2001 - (pound)2.5 million). During the year, the maximum VaR was (pound)3.3 million (2001 - (pound)2.5 million), the minimum (pound)1.0 million (2001 - (pound)1.1 million) and the average (pound)2.4 million (2001 - (pound)1.6 million).

Option risk in the non-trading businesses principally occurs in certain fixed rate assets and liabilities. An example is where customers can repay fixed rate loans or withdraw fixed rate deposits before their maturity. Extensive modelling is undertaken to identify potential levels of early repayment in differing interest rate environments. The Group also seeks to protect itself from early repayment risk through the imposition of early repayment interest charges, where applicable. Option risk also arises where businesses undertake to provide funding to, or to accept deposits from, customers at a future date at a pre-determined fixed interest rate and where deposit pricing reaches effective floors.

Currency risk
The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiary and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in overseas subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of total recognised gains and losses.

The table below sets out the NatWest Group's structural foreign currency exposures.

                                                          31 December 2002                            31 December 2001
                                             -----------------------------------------  -------------------------------------------
                                                                Foreign                                      Foreign
                                                      Net      currency    Structural             Net       currency    Structural
                                              investments    borrowings       Foreign     investments     borrowings       foreign
                                              in overseas   hedging net      Currency     in overseas    hedging net      currency
                                               operations   investments     Exposures      operations    investments     exposures
                                             -----------------------------------------  -------------------------------------------
                                                 (pound)m      (pound)m      (pound)m        (pound)m       (pound)m      (pound)m
   Functional currency of net investment
   US dollar                                        1,591         1,563            28           1,523          1,508            15
   Euro                                               850           388           462             731            202           529
   Swiss franc                                        305           295            10             250            243             7
   Other non-sterling                                   7             6             1              12             10             2
                                             -----------------------------------------  -------------------------------------------
   Total                                            2,753         2,252           501           2,516          1,963           553
                                             -----------------------------------------  -------------------------------------------

Equity risk Non-trading equity risk arises principally from the NatWest Group's strategic investments. VaR is not an appropriate risk measure for this portfolio. At 31 December 2002, equity shares held as investment securities had a book value of (pound)1,040 million (2001 - (pound)1,069 million) and a valuation of (pound)909 million (2001 - (pound)1,031 million).

Regulatory risk
Regulatory risk is defined as the risk of material loss, reputational damage or liability arising from failure to comply with the requirement of the Group's lead regulator, the FSA and other regulators or related codes of best practice that oversee regulated businesses in any locations in which the Group operates.

The Group analyses regulatory risk into:
Upstream risk: the risk to which the Group may be exposed by its failure to identify and engage with regulators on developments, which are in course of consideration or preparation by Government, regulators and other bodies, including the European Union. This has become an increasingly important area given the rapid and growing rate at which such developments have been tabled by regulators and other relevant bodies round the world.

Downstream risk: the risk to the Group from failing to comply with extant rules (analogous to traditional "compliance" risk). This is an increasing challenge given the growing intricacy of the rules in place and the scale and complexity of the Group's businesses.

Regulator risk: the risk to the Group of a failure to manage effectively its relationships with its regulators. Given that the Group includes businesses operating under the supervision of many regulatory bodies in many jurisdictions, the management of this risk is a complex and continuous process.

During the year, a Group Regulatory Risk Team was created within Group Risk Management, as a successor to the previous Group Compliance function. Its objective has been to enhance management of regulatory risk by incorporating the identification and management process into the Group's wider risk management structure and methodologies.

Enterprise risk
Enterprise risk management is the term used within the Group to describe the risk of an actual or potential loss to the Group that is not managed directly by existing liquidity, regulatory, market or credit risk management processes. Such risks can arise internally from inadequate or failed internal processes and systems, staff error and management failure or externally from changes to the legal, physical, political or business environment within any of the territories where the Group conducts business. Enterprise risk management also includes the potential or actual impact on our corporate reputation arising from any of the Group's activities.

Operational risk management
Operational risk is defined as the risk arising from within the organisation. It has four major components: .People - risks arising from an inappropriate level of staff, inadequately skilled or managed.

o    Process - risk caused by inadequate or failed internal processes.
o    Systems - risks of inadequately designed or maintained systems.
o Assets - risk of damage, misappropriation or theft of the Group's physical, logical and intangible assets.

Within each Division there are independent operational risk management units, reporting to both divisional executive management, who have the final responsibility for managing divisional operational risk, and Group Risk.

External risk management
External risk is defined as the risk arising from outside of the organisation in three main areas;
o Business - risks arising from competitor activity, supplier unreliability or customer activity.
o Political - risks caused by non-compliance with, or changes to, current legislation, political unrest or uncertainty, lobbying activity or targeted sabotage.
o Environment - risk caused by demographic, macro economic or environmental change.

External risk management is primarily performed at a Group level and requires close co-operation across Group functions. As these risks can arise from changes to the legal, physical, political or business environment in any of the territories where the Group conducts business, close liaison with the relevant divisional risk management teams is also critical to the assessment and management of the Group's risk exposure in these areas.

A key component of the risk management processes is the fight against financial crime. This includes the anti-money laundering processes in place across the Group. There are divisional and business unit anti-money laundering teams acting under the licence of, and monitored by, a Group anti-money laundering function. This monitoring ranges from monthly reporting of key indicators through to a full annual report by the money laundering Reporting Officer to the Board.

The monitoring and reporting covers the full spectrum of anti-money laundering responsibilities as follows:

o    Ensuring the required Know Your Customer procedures are in operation.
o Transaction monitoring in order to identify suspicious or untoward incidents that may indicate money laundering activity.
o Documentation requirements are met to support information requests from the regulators and law enforcement agencies.
o    Training and competence assessments of the Group's staff.

The Group also manages insurance risk arising from insurance as a source of risk and as a tool to reduce other risk exposures. Insurance is a source of risk where the Group sells and underwrites general insurance and life assurance. The essence of an insurance contract is the transfer of risk from the policyholder to the insurer. The Group controls its insurance exposures through product design and policy wordings, and through pricing and underwriting procedures. Investment strategy reflects the maturity of underwriting liabilities. Underwriting concentrations and catastrophe exposure are reviewed and, where necessary, mitigated by reinsurance. Group Risk Management provides the framework within which the consolidated insurance exposure is managed and provides guidance and challenge as appropriate.

The Group's underwriting experience, the level of retained risk and solvency are monitored at business and Group level.

The Insurance Risk Department is responsible for the Group-wide purchase of insurance as a means of reducing other risk exposures. As such, it is a key component of the Group Insurance Risk Management process and reports its activities to the GEMC.

                        ITEM 15. CONTROLS AND PROCEDURES
                        --------------------------------

Sarbanes-Oxley Act
Under the US Sarbanes-Oxley Act of 2002, new and enhanced standards of corporate governance, and business and financial disclosure, will apply to US public companies and non-US companies, including the company, with securities registered in the US. Some of the new standards and rules affecting the company are already in force and others will come into force during 2003. New standards directly applicable to the company include certifications of the Annual Report on Form 20-F by the Group Chief Executive and Group Finance Director, changes to the role of the Audit Committee and new rules relating to internal controls. The NatWest Group is following these developments closely and intends to implement all necessary changes as the new rules come into force.

Controls and procedures
Evaluation of disclosure controls and procedures - The Group Chief Executive and Group Finance Director, after evaluating the effectiveness of the Bank's disclosure controls and procedures (as defined in rules under the US Securities Exchange Act) as of a date (the "evaluation date") within 90 days of the filing date of this annual report, have concluded that as of the evaluation date, the company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls - There were no significant changes in the company's internal controls or, to the knowledge of the Group Chief Executive and Group Finance Director, in other factors that could significantly affect those internal controls subsequent to the evaluation date.

                   ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                                    CONTENTS


Statement of directors' responsibilities..................................87

Report of independent accountants.........................................88

National Westminster Bank Plc

     Consolidated profit and loss account for the years ended
     31 December 2002, 2001 and 2000......................................89

     Consolidated balance sheet at 31 December 2002 and 2001..............90

     Statement of consolidated total recognised gains and losses for the years ended 31 December 2002, 2001 and 2000..................91

     Reconciliation of movements in consolidated shareholders' funds for the years ended 31 December 2002, 2001 and 2000..................91

     Consolidated cash flow statement for the years ended
     31 December 2002, 2001 and 2000......................................92

     Accounting policies..................................................92

     Notes to the Consolidated Financial Statements.......................96

                    STATEMENT OF DIRECTORS' RESPONSIBILITIES

UK company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Bank and the NatWest Group as at the end of the financial year and of the profit or loss of the NatWest Group for that year. In preparing those financial statements, the directors are required to:

o    select suitable accounting policies and then apply them consistently;
o    make judgements and estimates that are reasonable and prudent;
o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
o prepare the accounts on the going concern basis unless it is inappropriate to presume that the Bank will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the NatWest Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Bank and NatWest Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.


By order of the Board.

Miller McLean
Secretary
26 February 2003

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF NATIONAL WESTMINSTER BANK PLC

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (the "Bank") and its subsidiaries (together the "NatWest Group") as of 31 December 2002 and 2001, and the related consolidated profit and loss accounts, statements of consolidated total recognised gains and losses, reconciliations of movements in consolidated shareholders' funds and consolidated cash flow statements for each of the three years in the period ended 31 December 2002. These financial statements are the responsibility of the NatWest Group directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of NatWest Group as of 31 December 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2002, in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2002 and the determination of the consolidated shareholders' equity as at 31 December 2002 and 2001, to the extent summarised in Note 52 to the consolidated financial statements.




Deloitte & Touche
Chartered Accountants and Registered Auditors
Edinburgh

26 February 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                                                               2002                 2001*                 2000*
                                                                               ----                 ----                  ----
                                                                Note       (pound)m             (pound)m              (pound)m
Interest receivable                                                           6,505                7,854                 8,515
Interest payable                                                             (2,371)              (3,933)               (4,840)
                                                                           --------             --------              --------
Net interest income                                                           4,134                3,921                 3,675
                                                                           --------             --------              --------
Dividend income                                                                  13                   17                    14
Fees and commissions receivable                                               2,908                3,036                 2,957
Fees and commissions payable                                                   (715)                (711)                 (637)
Dealing profits                                                    1            735                  719                   684
Other operating income**                                                        619                  642                   800
                                                                           --------             --------              --------
Non-interest income                                                           3,560                3,703                 3,818
                                                                           --------             --------              --------

Total income                                                                  7,694                7,624                 7,493
                                                                           --------             --------              --------

Administrative expenses
- staff costs**                                                    2         (1,755)              (2,097)               (2,572)
- premises and equipment**                                                     (285)                (368)                 (609)
- other**                                                                    (2,084)              (1,495)               (1,492)
                                                                           --------             --------              --------
                                                                             (4,124)              (3,960)               (4,673)
Depreciation and amortisation
- tangible fixed assets**                                         21           (444)                (541)                 (559)
- goodwill                                                        20            (26)                 (24)                  (27)
                                                                           --------             --------              --------
                                                                               (470)                (565)                 (586)
                                                                           --------             --------              --------
Operating expenses                                                           (4,594)              (4,525)               (5,259)
                                                                           --------             --------              --------

Profit before provisions for bad and doubtful debts                           3,100                3,099                 2,234
Provisions for bad and doubtful debts                             14           (508)                (510)                 (359)
Amounts written off fixed asset investments                                      (8)                  (6)                  (14)
                                                                           --------             --------              --------
Operating profit                                                              2,584                2,583                 1,861
Profit on disposal of businesses                                   4              -                    -                   967
Additional consideration on sale of Bancorp                        5              -                    -                    74
                                                                           --------             --------              --------
Profit on ordinary activities before tax                           6          2,584                2,583                 2,902
Tax on profit on ordinary activities                               7           (713)                (733)                 (692)
                                                                           --------             --------              --------
Profit on ordinary activities after tax                                       1,871                1,850                 2,210
Minority interests - equity                                                      (5)                  (5)                   (9)
                                                                           --------             --------              --------
Profit for the financial year                                                 1,866                1,845                 2,201
Preference dividends - non-equity                                  8            (41)                 (43)                  (41)
                                                                           --------             --------              --------
Profit attributable to ordinary shareholders                                  1,825                1,802                 2,160
Ordinary dividends                                                 9           (695)                (799)               (4,573)
                                                                           --------             --------              --------
Retained profit/(loss)                                            32          1,130                1,003                (2,413)
                                                                           ========             ========              ========

All items dealt with in arriving at operating profit relate to continuing operations.

Profit on ordinary activities before taxation and the retained profit for the year on a historical cost basis were not materially different from reported amounts.

*  Restated (see page 95)
** Includes restructuring costs (see Note 6)

CONSOLIDATED BALANCE SHEET

                                                            Note               2002                  2001*
                                                            ----               ----                  ----
                                                                           (pound)m              (pound)m
Assets
Cash and balances at central banks                                            1,251                 1,162
Items in the course of collection from other banks                            2,085                 2,410
Treasury bills and other eligible bills                      11               1,724                 1,475
Loans and advances to banks                                  12              23,664                31,269
Loans and advances to customers                              13             112,122               100,618
Debt securities                                              16              16,846                20,135
Equity shares                                                17               1,067                 1,073
Interests in associated undertakings                         18                  33                    47
Intangible fixed assets                                      20                 331                   284
Tangible fixed assets                                        21               3,795                 3,368
Other assets                                                 22               7,774                 9,737
Prepayments and accrued income                                                1,195                 1,149
                                                                            -------               -------
Total assets                                                                171,887               172,727
                                                                            -------               -------

Liabilities
Deposits by banks                                            23              17,718                25,246
Items in the course of transmission to other banks                            1,214                 1,408
Customer accounts                                            24             111,477                99,951
Debt securities in issue                                     25                 208                 5,222
Other liabilities                                            26              21,503                22,906
Accruals and deferred income                                                  3,147                 2,096
Provisions for liabilities and charges
   - deferred taxation                                       27               1,213                 1,069
   - other provisions                                        28                 224                   217
Subordinated liabilities
   - dated loan capital                                      29               3,341                 3,651
   - undated loan capital including convertible debt         30               2,592                 2,745
Minority interests
   - equity                                                                      44                   106
   - non-equity                                                                   3                     4
Called up share capital                                      31               2,159                 2,197
Share premium account                                        32               1,286                 1,286
Other reserves                                               32                 301                   301
Revaluation reserve                                          32                  99                   119
Profit and loss account                                      32               5,358                 4,203
---------------------------------------------------------------------------------------------------------
Shareholders' funds
   - equity                                                                   8,722                 7,587
   - non-equity                                                                 481                   519
---------------------------------------------------------------------------------------------------------

Total liabilities                                                           171,887               172,727
                                                                            -------               -------

Memorandum items
Contingent liabilities                                       39               6,500                 7,204
                                                                            -------               -------

Commitments (standby facilities, credit lines and other)     39              59,965                66,270
                                                                            -------               -------

*    Restated (see page 95)

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES

                                                                                2002                2001*              2000*
                                                                                ----                ----               ----
                                                                            (pound)m            (pound)m           (pound)m
Profit attributable to ordinary shareholders                                   1,825               1,802              2,160
Currency translation adjustments and other movements                              27                  (4)                 5
Revaluation of premises                                                          (22)                 41                 20
                                                                             ----------------------------------------------
Total recognised gains and losses in the year                                  1,830               1,839              2,185
                                                                                               ----------------------------
Prior year adjustment arising from the implementation of FRS 19                   30
                                                                             -------
Total recognised gains and losses since 31 December 2001                       1,860
                                                                             -------

*    Restated (see page 95)


RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

                                                                                2002                2001*              2000*
                                                                                ----                ----               ----
                                                                            (pound)m            (pound)m           (pound)m

Profit attributable to ordinary shareholders                                   1,825               1,802              2,160
Ordinary dividends                                                              (695)               (799)            (4,573)
                                                                             ----------------------------------------------
Retained profit/(loss) for the year                                            1,130               1,003             (2,413)
Other recognised gains and losses                                                  5                  37                 25
Issue of ordinary shares in relation to share option schemes for staff             -                   -                 57
Currency translation adjustment on preferences shares                            (38)                 10                 29
                                                                             ----------------------------------------------
Net increase/(decrease) in shareholders' funds                                 1,097               1,050             (2,302)
                                                                             ----------------------------------------------

Opening shareholders' funds as previously reported                             8,076               7,040              9,344
Prior year adjustment arising from the implementation of FRS 19                   30                  16                 14
                                                                             ----------------------------------------------
Opening shareholders' funds as restated                                        8,106               7,056              9,358
Net increase/(decrease) in shareholders' funds                                 1,097               1,050             (2,302)
                                                                             ----------------------------------------------
Closing shareholders' funds                                                    9,203               8,106              7,056
                                                                             ----------------------------------------------

*    Restated (see page 95)

Consolidated cash flow statement

                                                                                         2002               2001               2000
                                                                                         ----               ----               ----
                                                                        Note         (pound)m           (pound)m           (pound)m
                                                                        ----
Net cash outflow from operating activities                               41            (3,506)            (2,534)            (5,001)
Dividends received from associated undertakings                                             1                  1                  3
Returns on investments and servicing of finance
                                                                                      -------            -------            -------
Preference dividends paid                                                                 (42)               (43)               (40)
Dividends paid to minority shareholders in subsidiary undertakings                        (67)                 -                 (3)
Interest paid on subordinated liabilities                                                (269)              (423)              (470)
                                                                                      -------            -------            -------
Net cash outflow from returns on investments and
   servicing of finance                                                                  (378)              (466)              (513)
Taxation
                                                                                      -------            -------            -------
UK tax paid                                                                              (264)              (542)              (361)
Overseas tax paid                                                                         (68)              (197)              (119)
                                                                                      -------            -------            -------
Net cash outflow from taxation                                                           (332)              (739)              (480)
Capital expenditure and financial investment
                                                                                      -------            -------            -------
Purchase of investment securities                                                        (733)            (1,772)            (7,792)
Sale and maturity of investment securities                                              2,347              9,397             18,132
Purchase of tangible fixed assets                                                      (1,441)            (1,448)              (977)
Sale of tangible fixed assets                                                             607              1,088                737
                                                                                      -------            -------            -------
Net cash inflow from capital expenditure and financial investment
                                                                                          780              7,265             10,100
Acquisitions and disposals
                                                                                      -------            -------            -------
Purchase of subsidiary undertakings (net of cash acquired)               42              (109)              (220)               (86)
Investment in associated undertakings                                                       -                 (5)                (5)
Sale of subsidiary and associated undertakings (net of cash sold)        43                29                (20)             1,966
                                                                                      -------            -------            -------
Net cash (outflow)/inflow from acquisitions and disposals                                 (80)              (245)             1,875
Ordinary equity dividends paid                                                         (1,095)              (999)            (3,973)
                                                                                      -------            -------            -------
Net cash (outflow)/inflow before financing                                             (4,610)             2,283              2,011
Financing
                                                                                      -------            -------            -------
Proceeds from issue of ordinary share capital                                               -                  -                 57
Issue of subordinated liabilities                                                           -                 73                  -
Repayments of subordinated liabilities                                                   (162)              (690)              (959)
                                                                                      -------            -------            -------
Net cash outflow from financing                                                          (162)              (617)              (902)
                                                                                      -------            -------            -------
(Decrease)/increase in cash                                              46            (4,772)             1,666              1,109
                                                                                      -------            -------            -------

Accounting policies

The accounts have been prepared in accordance with applicable Accounting Standards and the Statements of Recommended Accounting Practice issued by the British Bankers' Association and by the Finance and Leasing Association. A summary of the more important accounting policies is set out below. The consolidated accounts and the accounts of the Bank are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 ("the Act") relating to banking groups. As permitted by section 230(3) of the Act, no profit and loss account is presented for the Bank.

1 Accounting convention and bases of consolidation -- The accounts are prepared under the historical cost convention modified by the periodic revaluation of premises and certain investments. To avoid undue delay in the presentation of the Group's accounts, the accounts of certain subsidiary undertakings have been made up to 30 November. There have been no changes in respect of these subsidiary undertakings, in the period from their balance sheet dates to 31 December, that materially affect the view given by the NatWest Group's accounts.

2 Revenue recognition -- Interest receivable is credited to the profit and loss account as it accrues unless there is significant doubt that it can be collected (as described in the accounting policy on loans and advances).

     Fees receivable that represent a return for services provided are recognised in the profit and loss account so as to match the cost of providing the service. Certain front-end lending fees are recognised over the life of the loan.

     Securities and derivatives held for trading are recorded at fair value. Changes in fair value are recognised in dealing profits together with dividends from, and interest receivable and payable on, trading business assets and liabilities.

3 Goodwill -- Goodwill is the excess of the cost of acquisition of subsidiary and associated undertakings over the fair value of the Group's share of net tangible assets acquired. Goodwill is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life, currently over periods of up to 20 years. Capitalised goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicate that its carrying value may not be recoverable in full.

4 Foreign currencies -- Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Profit and loss accounts of overseas branches and subsidiary undertakings are translated at the average rates of exchange for the period. Exchange differences arising from the application of closing rates of exchange to the opening net assets of overseas branches and subsidiary undertakings and from restating their results from average to period-end rates are taken to profit and loss account reserves, together with exchange differences arising on related foreign currency borrowings. All other exchange differences are included in operating profit.

5 Pensions and other post-retirement benefits -- The NatWest Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees. The cost of defined benefit pension schemes and healthcare plans is assessed by independent professionally qualified actuaries and recognised on a systematic basis over employees' service lives. Contributions to defined contribution pension schemes are recognised in the profit and loss account when payable.

6 Leases -- Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases. Total gross earnings under finance leases are allocated to accounting periods using the actuarial after tax method to give a constant periodic rate of return on the net cash investment. Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease. Rental income from operating leases is credited to the profit and loss account on a receivable basis over the term of the lease. Balance sheet carrying values of finance lease receivables and operating lease assets include amounts in respect of the residual values of the leased assets. Unguaranteed residual values are subject to regular review to identify potential impairments. Provisions are made for impairment arising on specific asset categories.

7 Loans and advances -- The NatWest Group makes provisions for bad and doubtful debts, through charges to the profit and loss account, so as to record loans and advances at their expected ultimate net realisable value.

     Specific provisions are made against individual loans and advances that NatWest Group no longer expects to recover in full. For the Group's portfolios of smaller balance homogeneous advances, such as credit card receivables, specific provisions are established on a portfolio basis taking into account the level of arrears, security and past loss experience. For loans and advances that are individually assessed, the specific provision is determined from a review of the financial condition of the counterparty and any guarantor and takes into account the nature and value of any security held.

     The general provision is made to cover bad and doubtful debts that have not been separately identified at the balance sheet date but are known to be present in any portfolio of advances. The level of general provision is determined in the light of past experience, current economic and other factors affecting the business environment and NatWest Group's monitoring and control procedures, including the scope of specific provisioning procedures.

     Specific and general provisions are deducted from loans and advances. When there is significant doubt that interest receivable can be collected, it is excluded from the profit and loss account and credited to an interest suspense account. Loans and advances and suspended interest are written off in part or in whole when there is no realistic prospect of recovery.

8 Taxation -- Provision is made for taxation at current enacted rates on taxable profits taking into account relief for overseas taxation where appropriate. Timing differences arise where gains and losses are accounted for in different periods for financial reporting purposes and for taxation purposes. Deferred taxation is accounted for in full for all such timing differences, except in relation to revaluations of fixed assets where there is no commitment to dispose of the asset, taxable gains on sales of fixed assets that are rolled over into the tax cost of replacement assets, and unremitted overseas earnings. Deferred tax assets are only recognised to the extent that it is considered more likely than not that they will be recovered. Deferred tax amounts are not discounted.

9 Debt securities and equity shares -- Debt securities and equity shares intended for use on a continuing basis in NatWest Group's activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts over periods to redemption and the amortisation is included in interest receivable. Debt securities held for the purpose of hedging are carried at a value that reflects the accounting treatment of the items hedged. Other debt securities and equity shares are carried at fair value, with changes in fair value recognised in the profit and loss account.

10 Shares in Group undertakings -- The Bank's shares in Group undertakings are stated in the balance sheet of the Bank at directors' valuation that takes account of the Group undertakings' net asset values.

11 Interests in associated undertakings -- Interests in associated undertakings are accounted for by the equity method and are stated in the consolidated balance sheet at the Group's share of their net tangible assets. NatWest Group's share of the results of associated undertakings is included in the consolidated profit and loss account. For this purpose, the latest available audited accounts are used together with available unaudited interim accounts.

12 Tangible fixed assets -- Freehold and long leasehold properties are revalued on a rolling basis, each property being revalued at least every five years. Other tangible fixed assets are stated at cost less depreciation and provisions for impairment. Costs of adapting premises for the use of NatWest Group are separately identified and depreciated.

     Tangible fixed assets are depreciated over their estimated useful economic lives on a straight-line basis, as follows:

     Freehold and long leasehold buildings         50 years
     Short leaseholds                              unexpired period of the lease
     Property adaptation costs                     10 to 15 years
     Computer equipment                            up to 5 years
     Other equipment                               4 to 15 years

     Assets on operating leases are depreciated over their estimated useful lives on a straight-line or reverse-annuity basis. Land has an unlimited life and is not depreciated.

     Investment properties are revalued annually to open market value. No depreciation is charged on freehold investment properties, in accordance with the requirements of Statement of Standard Accounting Practice 19 `Accounting for investment properties'. This is a departure from the requirements of the Companies Act 1985 which requires all tangible fixed assets to be depreciated. Investment properties are held not for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. It is not practicable to assess estimated useful lives for investment properties, and accordingly the effect of not depreciating them cannot be reasonably quantified.

13 Derivatives -- NatWest Group enters into derivative transactions including futures, forwards, swaps and options principally in the interest rate, foreign exchange and equity markets. The accounting treatment for these instruments is dependent upon whether they are entered into for trading or non-trading (hedging) purposes.

     Trading -- Derivatives held for trading purposes are recognised in the accounts at fair value. Gains or losses arising from changes in fair value are included in dealing profits in the consolidated profit and loss account. Fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from current market information using appropriate pricing or valuation models. Adjustments are made to quoted market prices where appropriate to cover credit risk, liquidity risk and future operational costs. In the consolidated balance sheet, positive fair values (assets) of trading derivatives are included in Other assets and negative fair values (liabilities) in Other liabilities. Positive and negative fair values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other arrangements that give a legally enforceable right of set-off.

     Non-trading -- Non-trading derivatives are entered into by NatWest Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates or market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is re-measured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the profit and loss account.

14 Sale and repurchase transactions -- Securities which have been sold with an agreement to repurchase continue to be shown on the balance sheet and the sale proceeds recorded as a deposit. Securities acquired in reverse sale and repurchase transactions are not recognised in the balance sheet and the purchase price is treated as a loan. The difference between the sale price and repurchase price is accrued evenly over the life of the transaction and charged or credited to the profit and loss account as interest payable or receivable.

RESTATEMENT

NatWest Group has implemented FRS 19 `Deferred Tax' which requires recognition of deferred tax assets and liabilities on all timing differences, with specified exceptions. Previously, provision was made for deferred tax only to the extent that timing differences were expected to reverse and the deferred tax liability crystallise in the foreseeable future. The effect of adopting the new policy for the year ended 31 December 2002 is to increase goodwill amortisation by (pound)6 million, reduce profit before tax by (pound)6 million, increase the tax charge by (pound)58 million and, at 31 December 2002, reduce profit and loss account reserves by (pound)34 million and increase intangible fixed assets by (pound)110 million. Prior periods have been restated resulting, at 31 December 2001, in an increase goodwill amortisation of (pound)6 million (2000 - nil), a decrease in profit before tax of (pound)6 million (2000 - nil), a decrease in the tax charge of (pound)20 million (2000 - decrease (pound)2 million) and, at 31 December 2001, an increase in profit and loss account reserves of (pound)30 million (2000 - increase (pound)16 million) and an increase in intangible fixed assets of (pound)116 million (2000 - nil).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   Dealing profits

                                              2002                2001               2000
                                              ----                ----               ----
                                          (pound)m            (pound)m           (pound)m

Foreign exchange (1)                            74                 107                282
Securities
   Equities (2)                                  4                  (3)                 8
   Debt (3)                                    595                 636                355
Interest rate derivatives (4)                   62                 (21)                39
                                            ---------------------------------------------
                                               735                 719                684
                                            ---------------------------------------------

Dealing profits include interest income and expense recognised on trading-related interest-earning assets and interest-bearing liabilities.

Notes:

(1) Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.

(2)  Includes equities and equity derivatives and related hedges and funding.

(3)  Includes debt securities and related hedges and funding.

(4) Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2.   Administrative expenses - staff costs

                                               2002                2001               2000
                                               ----                ----               ----
                                           (pound)m            (pound)m           (pound)m

Wages and salaries                            1,192               1,462              2,018
Social security costs                            78                  91                148
Pension costs (see Note 3)                       43                  58                 49
Other staff costs                               442                 486                357
                                             ---------------------------------------------
                                              1,755               2,097              2,572
                                             ---------------------------------------------

The average number of persons employed by the NatWest Group during the year, excluding temporary staff, was 31,200 (2001 - 48,300; 2000 - 62,000).

During the year, staff employed in the retail branch network of the Bank moved to contracts of employment with The Royal Bank of Scotland plc.

3.   Pension costs

The Bank participates in The Royal Bank of Scotland Group Pension Fund (the main scheme), which is a funded defined benefit scheme whose assets are independent of the Bank's finances. This scheme was formed from the merger of the National Westminster Bank Pension Fund and The Royal Bank of Scotland Staff Pension Scheme on 1 April 2002. Scheme valuations are carried out by independent professionally qualified actuaries to determine pension costs, using the projected unit method; any imbalance between assets and liabilities is adjusted over the average future service life of members of the scheme. The latest full valuation was carried out as at 31 March 2001 on a basis that assumed the merger would occur and showed scheme assets representing 108% of scheme liabilities. The pension costs of this scheme are assessed across its membership as a whole, and it is not possible to determine the share of the scheme's assets and liabilities that relates to the Bank. Accordingly, the requirements of FRS 17 `Pension Costs' relating to multi-employer schemes apply. Other pension schemes operated by NatWest Group are not material. The pension costs included in the profit and loss account are (pound)43 million (2001 - (pound)58 million; 2000 - (pound)49 million) of which the main scheme was (pound)34 million (2001 - (pound)46 million; 2000 - (pound)27 million). At 31 December 2002, there was a pension cost accrual of (pound)36 million (2001 - (pound)33 million). In accordance with FRS 17, a valuation of the whole scheme was prepared as at 31 December 2002 using actuarial bases and assumptions consistent with the requirements of that standard, and showed scheme assets representing 86% of scheme liabilities. Further information on the scheme and the actuarial valuations is given in the Report and Accounts of the RBS Group.

4.   Profit on disposal of businesses

                                                      2002                2001               2000
                                                      ----                ----               ----
                                                  (pound)m            (pound)m           (pound)m
Profit on disposals in the year                          -                   -                967
                                                  -----------------------------------------------

In 2000, gains of (pound)967 million (tax charge (pound)103 million) were made in respect of the disposals of Gartmore Investment Management plc, National Westminster Life Assurance Limited and the investment management and services businesses of Ulster Bank Group. These businesses contributed (pound)105 million to NatWest Group profit before tax in 2000 up to the dates of their respective disposals.


5.    Additional consideration on sale of Bancorp

                                                      2002                2001               2000
                                                      ----                ----               ----
                                                  (pound)m            (pound)m           (pound)m
Additional consideration received relating to
  the disposal in 1996 of Bancorp, a subsidiary
  undertaking (tax charge -(pound)8 million)             -                   -                 74
                                                  -----------------------------------------------

6.   Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after taking account of the following:

                                                      2002                2001               2000
                                                      ----                ----               ----
Income                                            (pound)m            (pound)m           (pound)m
Aggregate amounts receivable under finance
  leases, hire purchase and conditional sale
  contracts                                          1,288               1,474              1,027
Aggregate amounts receivable under operating
  leases                                               464                 396                355
Profit on disposals of investment securities
  and associated undertakings                           17                   6                234
Share of associated undertakings' net
  profit/(loss)                                          1                  (3)                (3)

Expenses
Management charge from fellow subsidiary             1,033                 451                  -
Operating lease rentals of premises                    113                  97                143
Operating lease rentals of computers and
  other equipment                                        3                   2                  7
Finance charges on leased assets                        11                  33                 24
Interest on subordinated liabilities                   262                 398                502
Restructuring costs*                                   663                 638                527

*Restructuring costs comprise:
   Other operating income                                -                   -                  3
   Staff costs                                         447                 413                297
   Premises and equipment                               92                  57                158
   Other administrative costs                          123                 138                 58
   Depreciation                                          1                  30                 11
                                                  -----------------------------------------------
                                                       663                 638                527
                                                  -----------------------------------------------

Auditors' remuneration

The auditors' remuneration for statutory audit work was (pound)0.5 million for the Bank (2001 - (pound)0.5 million) and (pound)2.1 million for the NatWest Group (2001 - (pound)2.0 million). Fees paid to the auditors and their associates for non-audit work for the NatWest Group were (pound)0.8 million (2001 - (pound)1.1 million) and comprised regulatory, tax, attestation and other advisory services.

7.   Tax on profit on ordinary activities

                                                                  2002                2001               2000
                                                                  ----                ----               ----
                                                              (pound)m            (pound)m           (pound)m
Current taxation:
UK corporation tax charge for the year at 30%                      338                 451                631
Over provision in respect of prior periods                         (22)                (77)               (71)
Relief for overseas taxation                                        (1)                (31)               (18)
                                                                 --------------------------------------------
                                                                   315                 343                542
Overseas taxation:
Current year charge                                                142                 182                122
Over provision in respect of prior periods                           -                  (2)               (32)
                                                                 --------------------------------------------
                                                                   457                 523                632
Share of associated undertakings                                     1                   1                  2
                                                                 --------------------------------------------
Current tax charge for the year                                    458                 524                634
Deferred taxation:
Origination and reversal of timing differences                     303                 179                (17)
(Over)/under provision in respect of prior periods                 (48)                 30                 75
                                                                 --------------------------------------------
                                                                   713                 733                692
                                                                 --------------------------------------------

The actual tax charge for continuing operations differs from the expected tax charge for continuing operations computed by applying the standard rate of UK corporation tax of 30% as follows:

                                                                  2002                2001               2000
                                                                  ----                ----               ----
                                                              (pound)m            (pound)m           (pound)m

Expected tax charge - continuing operations                        775                 775                848
Goodwill amortisation                                                8                   7                  8
Disposal of businesses taxed at non-standard rates                   -                   -               (187)
Non-deductible items                                                57                  58                127
Non-taxable items                                                  (60)                (27)               (22)
Capital allowances in excess of depreciation                      (276)               (184)               (22)
Taxable foreign exchange movements                                  (9)                  5                  9
Foreign profits taxed at other rates                                (4)                (18)               (17)
Unutilised losses brought forward and carried forward              (11)                (13)               (15)
Current taxation adjustments relating to prior periods             (22)                (79)               (71)
                                                                 --------------------------------------------
Current tax charge for the year - continuing operations            458                 524                658

Deferred taxation:
Origination  and reversal of timing differences                    303                 179                (17)
Adjustments in respect of prior periods                            (48)                 30                 75
                                                                 --------------------------------------------
Actual tax charge - continuing operations                          713                 733                716
                                                                 --------------------------------------------

The following factors may affect future tax charges:

(1) No deferred tax is recognised on the unremitted reserves of overseas subsidiary and associated undertakings. A substantial proportion of such reserves are required to be retained by the overseas undertakings to meet local regulatory requirements.
(2) Deferred tax assets of (pound)46 million (2001 - (pound)52 million) resulting from tax losses carried forward have not been recognised as there is insufficient evidence that the asset will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.
(3) The fair values of certain financial assets are disclosed in Note 38. The tax that could be payable if these assets were disposed of at the values shown is estimated at (pound)169 million (2001 - (pound)84 million). Because of the nature of these financial assets which are held as part of the banking business, it is not possible to determine the amount that may become payable in the foreseeable future.

(4)  Freehold and long leasehold properties are revalued as discussed in Note
     21. No provision has been made for deferred tax on gains recognised on revaluing NatWest Group properties except where there is a commitment to sell the asset and the taxable gain will not be subject to rollover relief. The tax that could be payable if these assets were disposed of at their revalued amount is estimated at (pound)152 million (2001 - (pound)165 million). This amount includes tax on rolled over gains (see note (5) below). No such tax is expected to be payable in the foreseeable future.
(5) No provision has been made for deferred tax on certain gains realised on disposals of property and other assets as there is an expectation of rolling over such gains into replacement assets. Expenditure to date on valid replacement assets together with forecasts of future such expenditure indicate that these gains will be available for rollover relief. The tax that could be payable if the conditions for rollover relief were not met is estimated at (pound)82 million (2001 - (pound)80 million).

8.   Preference dividends - non-equity

                                                                  2002                2001               2000
                                                                  ----                ----               ----
                                                              (pound)m            (pound)m           (pound)m

9% non-cumulative sterling preference shares, Series A              13                  13                 13
Non-cumulative dollar preference shares, Series B                   13                  14                 13
Non-cumulative dollar preference shares, Series C                   15                  16                 15
                                                                 --------------------------------------------
Total non-equity dividends                                          41                  43                 41
                                                                 --------------------------------------------

9.   Ordinary dividends

                                                                  2002                2001               2000
                                                                  ----                ----               ----
                                                              (pound)m            (pound)m           (pound)m

Interim                                                            195                 399              3,973
Second interim                                                     500                   -                  -
Proposed final                                                       -                 400                600
                                                                 --------------------------------------------
Total dividends on equity shares                                   695                 799              4,573
                                                                 --------------------------------------------

10.  Profit dealt with in the accounts of the Bank

Of the profit attributable to shareholders, (pound)1,397 million (2001 - (pound)1,229 million; 2000 - (pound)1,800 million) has been dealt with in the accounts of the Bank.

11.  Treasury bills and other eligible bills

                                                                  2002               2001
                                                                  ----               ----
                                                              (pound)m           (pound)m

Treasury bills and similar securities                            1,581              1,453
Other eligible bills                                               143                 22
                                                               --------------------------
                                                                 1,724              1,475
                                                               --------------------------

Banking business                                                    31                122
Trading business                                                 1,693              1,353
                                                               --------------------------

Treasury bills and other eligible bills are principally of short term maturity and their market value is not materially different from carrying value.

12.  Loans and advances to banks

                                                                  2002               2001
                                                                  ----               ----
                                                              (pound)m           (pound)m

Repayable on demand                                              1,534              6,395
Remaining maturity
- three months or less                                          20,640             21,852
- one year or less but over three months                           717              2,329
- five years or less but over one year                             208                175
- over five years                                                  572                526
                                                               --------------------------
                                                                23,671             31,277
Specific bad and doubtful debt provisions                           (7)                (8)
                                                               --------------------------
                                                                23,664             31,269
                                                               --------------------------

Banking business                                                11,635             18,213
Trading business                                                12,029             13,056
                                                               --------------------------

Amounts above include:
Due from fellow subsidiary undertakings - unsubordinated         8,946             15,909
                                        - subordinated             500                500

13.   Loans and advances to customers

                                                                  2002               2001
                                                                  ----               ----
                                                              (pound)m           (pound)m

On demand or short notice                                       14,022             12,233
Remaining maturity
    - three months or less                                      31,183             15,126
    - one year or less but over three months                    11,386             12,280
    - five years or less but over one year                      20,477             27,638
    - over five years                                           37,149             35,464
                                                               --------------------------
                                                               114,217            102,741
General and specific bad and doubtful debt provisions           (2,095)            (2,123)
                                                               --------------------------
                                                               112,122            100,618
                                                               --------------------------

Banking business                                                94,544             91,921
Trading business                                                17,578              8,697
                                                               --------------------------

Amounts above include:
Due from holding company - unsubordinated                            -                401
Due from fellow subsidiary undertakings - unsubordinated           187                 84
Due from associated undertakings - unsubordinated                  180                145
Amounts receivable under finance leases                          6,875              6,622
Amounts receivable under hire purchase and conditional
  sale agreements                                                4,222              3,098

The cost of assets acquired during the year for the purpose of letting under finance leases and hire purchase agreements was (pound)4,078 million (2001 - (pound)3,544 million).

The NatWest Group's exposure to risk from its lending activities is widely diversified both geographically and industrially. House mortgage lending, loans to financial institutions and the services sector, other personal loans, finance leasing and instalment credit and lending to property companies exceeded 10% of total loans and advances to customers (before provisions).

Residual value exposures

The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see above) and operating lease assets (see Note 21).

                                                                 Year in which the residual value will be recovered
                                                                 --------------------------------------------------
                                                                       After               After
                                                                  1 year but         2 years but
                                                     Within           within              within            After
                                                     1 year          2 years             5 years          5 years            Total
                                                   (pound)m         (pound)m            (pound)m         (pound)m         (pound)m
                                                   --------------------------------------------------------------------------------
Operating leases
   Transportation                                         6                8                  28              696              738
   Cars and light commercial vehicles                   328              134                 110                -              572
   Other                                                 16               11                  41              113              181
Finance leases                                           36               62                  65              142              305
                                                   --------------------------------------------------------------------------------
At 31 December 2002                                     386              215                 244              951            1,796
                                                   --------------------------------------------------------------------------------

At 31 December 2001                                     262              137                 363              555            1,317
                                                   --------------------------------------------------------------------------------

14.   Provisions for bad and doubtful debts

                                                                     2002                                 2001
                                                       --------------------------------     --------------------------------
                                                       Specific     General       Total     Specific     General       Total
                                                       --------     -------       -----     --------     -------       -----
                                                       (pound)m    (pound)m    (pound)m     (pound)m    (pound)m    (pound)m

At 1 January                                              1,733         398       2,131        1,696         402       2,098
Currency translation and other adjustments                   (9)         (4)        (13)          (3)          1          (2)
Acquisitions of subsidiaries                                  -           -           -            7           -           7
Disposals                                                     -           -           -          (41)         (4)        (45)
Amounts written off                                        (544)          -        (544)        (456)          -        (456)
Recoveries of amounts written off in previous years
                                                             17           -          17           19           -          19
Transfers between provisions                                 17         (17)          -            -           -           -
Transfers from/(to) fellow subsidiaries                       4          (1)          3            -           -           -
Charge to profit and loss account                           516          (8)        508          511          (1)        510
                                                       --------------------------------     --------------------------------
At 31 December                                            1,734         368       2,102        1,733         398       2,131
                                                       --------------------------------     --------------------------------

15.  Interest in suspense

In certain cases, interest may be charged to a customer's account but, because its recoverability is in doubt, not recognised in NatWest Group's consolidated profit and loss account and held in a suspense account and netted off against loans and advances in the consolidated balance sheet.

                                                                             2002               2001
                                                                             ----               ----
                                                                         (pound)m           (pound)m
Loans and advances on which interest is being placed in suspense:
- before specific provisions                                                1,049              1,167
- after specific provisions                                                   502                633
Loans and advances on which interest is not being applied:
- before specific provisions                                                1,264              1,431
- after specific provisions                                                   469                577

16.  Debt securities

                                                       2002                                              2001
                                   -----------------------------------------------   -----------------------------------------------
                                                    Gross         Gross                               Gross         Gross
                                       Book  unrecognised  unrecognised                  Book  unrecognised  unrecognised
                                      Value         gains        losses  Valuation      value         gains        losses  Valuation
                                      -----         -----        ------  ---------      -----         -----        ------  ---------
                                   (pound)m      (pound)m      (pound)m   (pound)m   (pound)m      (pound)m      (pound)m   (pound)m
Investment securities:
   British government                   138             3             -        141        204             2             -        206
   Other government                     229             9             -        238        401             2            (2)       401
   Other public sector bodies             -             -             -          -        501            16             -        517
   Bank and building society             19             -             -         19        210             -             -        210
   Other issuers                        957            17            (1)       973      1,645            12           (21)     1,636
                                   -----------------------------------------------   -----------------------------------------------
                                      1,343            29            (1)     1,371      2,961            32           (23)     2,970
                                   -----------------------------------------------   -----------------------------------------------
Other debt securities:
   British government                   161                                    161        260                                    260
   Other government                   4,118                                  4,118     11,392                                 11,392
   Other public sector bodies            38                                     38          -                                      -
   Bank and building society            294                                    294        339                                    339
   Other issuers                     10,892                                 10,892      5,183                                  5,183
                                   --------                               --------   --------                               --------
                                     15,503                                 15,503     17,174                                 17,174
                                   --------                               --------   --------                               --------

Total debt securities                16,846                                 16,874     20,135                                 20,144
                                   --------                               --------   --------                               --------

Due within one year                   1,083                                             1,654
Due one year and over                15,763                                            18,481
                                   --------                                          --------
                                     16,846                                            20,135
                                   --------                                          --------
Investment securities:
Listed                                  740                                    795      1,050                                  1,077
Unlisted                                603                                    576      1,911                                  1,893
                                   --------                               --------   --------                               --------
                                      1,343                                  1,371      2,961                                  2,970
                                   --------                               --------   --------                               --------
Other debt securities:
Listed                                1,161                                  1,161      1,533                                  1,533
Unlisted                             14,342                                 14,342     15,641                                 15,641
                                   --------                               --------   --------                               --------
                                     16,846                                 16,874     20,135                                 20,144
                                   --------                               --------   --------                               --------

Banking business                      1,639                                             3,295
Trading business                     15,207                                            16,840
                                   --------                                          --------

Amounts above include:
Subordinated debt securities            155                                                59
Unamortised discounts less premiums
  on investment securities
                                         (2)                                               (3)

The cost of securities carried at market value is not disclosed as it cannot be determined without unreasonable expense.

Movements in debt securities which are held as investment securities were as follows:

                                                                        Discounts
                                                        Cost         and premiums          Provisions         Book value
                                                        ----         ------------          ----------         ----------
                                                    (pound)m             (pound)m            (pound)m           (pound)m

At 1 January 2002                                      2,974                  (13)                  -              2,961
Currency translation and other adjustments               (47)                   -                   -                (47)
Additions                                                718                    -                   -                718
Maturities and disposals including transfers to
  fellow subsidiary                                   (2,306)                  17                   1             (2,288)
Provisions made net of write backs                         -                    -                  (1)                (1)
                                                  ----------------------------------------------------------------------
At 31 December 2002                                    1,339                    4                   -              1,343
                                                  ----------------------------------------------------------------------

17.  Equity shares

                                                     2002                                               2001
                              -------------------------------------------------   -------------------------------------------------
                                                 Gross         Gross                                 Gross         Gross
                                          unrecognised  unrecognised                          unrecognised  unrecognised
                              Book value         gains        losses  Valuation   Book value         gains        losses  Valuation
                              ----------         -----        ------  ---------   ----------         -----        ------  ---------
                                (pound)m      (pound)m      (pound)m   (pound)m     (pound)m      (pound)m      (pound)m   (pound)m
Investment securities:
   Listed                            322             -          (131)       191          376             -           (45)       331
   Unlisted                          718             -             -        718          693             7             -        700
                              -------------------------------------------------   -------------------------------------------------
                                   1,040             -          (131)       909        1,069             7           (45)     1,031

Other securities (all listed)         27             -             -         27            4             -             -          4
                              -------------------------------------------------   -------------------------------------------------
                                   1,067             -          (131)       936        1,073             7           (45)     1,035
                              -------------------------------------------------   -------------------------------------------------

Banking business                   1,039                                               1,065
Trading business                      28                                                   8
                              ----------                                          ----------

The cost of securities carried at market value is not disclosed as it cannot be determined without unreasonable expense.

Movements in equity shares which are held as investment securities were as follows:

                                                       Cost          Provisions         Book value
                                                       ----          ----------         ----------
                                                   (pound)m            (pound)m           (pound)m

At 1 January 2002                                     1,072                  (3)             1,069
Currency translation and other adjustments               13                   -                 13
Additions                                                15                   -                 15
Disposals                                               (47)                  5                (42)
Provisions made net of write backs                        -                  (7)                (7)
Transfers                                                (8)                  -                 (8)
                                                  ------------------------------------------------
At 31 December 2002                                   1,045                  (5)             1,040
                                                  ------------------------------------------------

18.  Interests in associated undertakings

Movements in interests in associated undertakings were as follows:

                                                               (pound)m

At 1 January 2002                                                    47
Additions                                                             6
Change of status                                                    (18)
Disposal                                                             (1)
Share of losses                                                      (1)
                                                                 ------
At 31 December 2002 - unlisted                                       33
                                                                 ------

On the historical cost basis, interests in associated undertakings would have been included as follows:

                                                               (pound)m

Cost                                                                 25
Provisions                                                          (16)
                                                                 ------
                                                                      9
                                                                 ------

None of the associated undertakings is a bank.

Dividends receivable from associated undertakings (excluding related tax credits) totalled (pound)1 million (2001 - (pound)1 million).

Associated undertakings are accounted for as such due to the NatWest Group's interest being held on a long-term basis for the purpose of securing a contribution to its activities by the exercise of influence.

19.  Shares in Group undertakings

Movements in shares in Group undertakings during the year were as follows:

                                                                     2002
                                                                     ----
                                                                 (pound)m

As previously reported                                              9,092
Prior year adjustment*                                                (74)
                                                                  -------
At 1 January 2002 as restated                                       9,018
Currency translation and other adjustments                            (81)
Additions                                                              26
Disposals                                                             (59)
Increase in net assets of subsidiary undertakings                     274
                                                                  -------
At 31 December 2002                                                 9,178
                                                                  -------

*   Restated following the implementation of FRS 19 in 2002

                                                    2002             2001
                                                (pound)m         (pound)m

Banks                                              2,475            2,248
Other                                              6,703            6,770
                                                 ------------------------
                                                   9,178            9,018
                                                 ------------------------

On the historical cost basis, shares in Group undertakings at 31 December 2002 would have been included at a cost of (pound)6,325 million (31 December 2001 - (pound)6,384 million).

The principal subsidiary undertakings of the Bank are shown below. Their capital consists of ordinary and preference shares, which are unlisted. All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies and are all wholly-owned. All of these subsidiary undertakings are included in the NatWest Group's consolidated financial statements and have an accounting reference date of 31 December.

                                                                                                       Country of incorporation
                                                                                                          and principal area of
                                             Nature of business                                                      operations
-------------------------------------------------------------------------------------------------------------------------------
Coutts & Co (1)                              Private banking                                                      Great Britain
Coutts Bank (Switzerland) Limited (2)        Private banking                                                        Switzerland
Greenwich Capital Markets, Inc. (2)          Broker dealer                                                                   US
Lombard North Central PLC (4)                Banking, credit finance, leasing and hire purchase                   Great Britain
National Westminster Home Loans Limited      Home mortgage finance                                                Great Britain
Ulster Bank Limited (3)                      Banking                                                           Northern Ireland

Notes:

(1) Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(2)  Shares are not directly held by the Bank.
(3) Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.
(4) On 31 January 2003, the entire issued ordinary share capital of Lombard North Central PLC was transferred to The Royal Bank of Scotland plc.

The above information is provided in relation to the principal subsidiaries as permitted by section 231(5) of the Companies Act 1985. Full information on all subsidiaries will be included in the Annual Return filed with the UK Companies House.

20.  Intangible fixed assets

                                                                          2002
                                                                          ----
Goodwill                                                              (pound)m
Cost:
As previously reported                                                     299
Prior year adjustment *                                                    122
                                                                      --------
At 1 January 2002 as restated                                              421
Currency translation and other adjustments                                  (1)
Arising on acquisitions during the year                                     77
Disposals                                                                   (5)
                                                                      --------
At 31 December 2002                                                        492
                                                                      --------

Amortisation:
As previously reported                                                     131
Prior year adjustment *                                                      6
                                                                      --------
At 1 January 2002 as restated                                              137
Currency translation and other adjustments                                  (1)
Charge for the year                                                         26
Disposals                                                                   (1)
                                                                      --------
At 31 December 2002                                                        161
                                                                      --------

Net book value at 31 December 2002                                         331
                                                                      --------

Net book value at 31 December 2001 as restated                             284
                                                                      --------

* Restated following the implementation of FRS 19 in 2002.

21.  Tangible fixed assets

                                                                    Long      Short  Computers  Assets on
                                                     Freehold  leasehold  leasehold  and other  operating
                                                     premises   premises   premises  equipment     leases     Total
                                                     --------------------------------------------------------------
                                                     (pound)m   (pound)m   (pound)m   (pound)m   (pound)m  (pound)m
Cost or valuation:
At 1 January 2002                                       1,251        259        268     536         2,124     4,438
Currency translation and other adjustments                  4          1          -       4           (21)      (12)
Reclassifications                                          (5)         2         (9)     12             -         -
Acquisitions of subsidiaries                               32          -          8      20             -        60
Additions                                                  51         16         15      41         1,318     1,441
Disposals and write-off of fully depreciated assets       (27)        (8)        (6)    (88)         (724)     (853)
Transfer to fellow subsidiary                               -          -          -     (37)            -       (37)
Revaluation adjustments                                   (25)         3          -       -             -       (22)
                                                     --------------------------------------------------------------
At 31 December 2002                                     1,281        273        276     488         2,697     5,015
                                                     --------------------------------------------------------------
Consisting of:
At valuation            - 2002                            398        144          -       -             -       542
                        - 2001 and prior                  682         87          -       -             -       769
At cost                                                   201         42        276     488         2,697     3,704
                                                     --------------------------------------------------------------
                                                        1,281        273        276     488         2,697     5,015
                                                     --------------------------------------------------------------
Accumulated depreciation and amortisation:
At 1 January 2002                                         154         62        101     337           416     1,070
Currency translation and other adjustments                  1          1          -       2             -         4
Reclassifications                                           -          -         (9)      9             -         -
Acquisitions of subsidiaries                                1          -          -       6             -         7
Disposals and write-off of fully depreciated assets        (3)        (4)        (2)    (73)         (203)     (285)
Transfer to fellow subsidiary                               -          -          -     (20)            -       (20)
Charge for the year                                        29          8         18      83           306       444
                                                     --------------------------------------------------------------
At 31 December 2002                                       182         67        108     344           519     1,220
                                                     --------------------------------------------------------------

Net book value at 31 December 2002                      1,099        206        168     144         2,178     3,795
                                                     --------------------------------------------------------------

Net book value at 31 December 2001                      1,097        197        167     199         1,708     3,368
                                                     --------------------------------------------------------------

On the historical cost basis, the NatWest Group's freehold and long leasehold premises would have been included at (pound)942 million (2001 - (pound)903 million).

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least every five years. Interim valuations outwith the five year cycle will be carried out on properties where there is an indication that their value has changed significantly, given market conditions. The directors are not aware of any material change in the valuation of NatWest Group's properties and therefore no additional interim valuations were required.

Properties occupied by NatWest Group are valued on the basis of Existing Use Value, except for certain specialised properties which are valued on a Depreciated Replacement Cost basis. Investment and development properties and properties to be disposed of are valued to reflect Open Market Value. Valuations are carried out by internal and external qualified surveyors who are members of the Royal Institution of Chartered Surveyors or, in the case of some overseas properties, locally qualified valuers.

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m

Land and buildings occupied for own use                              1,365              1,375
Investment properties                                                   53                 36
Properties under development                                            49                 35
Properties to be disposed of                                             6                 15
                                                                  ---------------------------
Net book value at 31 December                                        1,473              1,461
                                                                  ---------------------------

Net book value of assets held under finance leases                      20                 25
                                                                  ---------------------------

Depreciation for the year of assets held under finance leases            3                  2
                                                                  ---------------------------

Contracts for future capital expenditure not provided
  for in the accounts at the year end                                   54                 26
                                                                  ---------------------------

22.  Other assets

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m

Trading derivatives (Note 37)                                        4,099              2,649
Settlement balances                                                  2,500              4,661
Deferred taxation (Note 27)                                             23                 33
Long-term assurance assets attributable to policyholders                66                 87
Other                                                                1,086              2,307
                                                                   -------            -------
                                                                     7,774              9,737
                                                                   -------            -------

23.  Deposits by banks

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m

Repayable on demand                                                  2,025              2,533
With agreed maturity dates or periods of notice,
by remaining maturity
-  three months or less                                             13,998             18,030
-  one year or less but over three months                            1,207                742
-  five years or less but over one year                                237                438
-  over five years                                                     251              3,503
                                                                   -------            -------
                                                                    17,718             25,246
                                                                   -------            -------

Banking business                                                     7,060             16,806
Trading business                                                    10,658              8,440
                                                                   -------            -------

Amounts above include:
Due to fellow subsidiary undertakings - unsubordinated               5,907             13,030

24.  Customer accounts

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m

Repayable on demand                                                 58,666             57,189
With agreed maturity dates or periods of notice,
by remaining maturity
-  three months or less                                             49,815             39,267
-  one year or less but over three months                            1,552              2,059
-  five years or less but over one year                              1,358              1,361
-  over five years                                                      86                 75
                                                                   -------            -------
                                                                   111,477             99,951
                                                                   -------            -------

Banking business                                                    92,671             87,671
Trading business                                                    18,806             12,280
                                                                   -------            -------

Amounts above include:
Due to fellow subsidiary undertakings - unsubordinated                 366                 76
Due to associated undertakings - unsubordinated                         49                  3

25.  Debt securities in issue

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m
Bonds and medium-term notes, by remaining maturity
-  one year or less                                                     20                 49
-  two years or less but over one year                                   6                  3
-  five years or less but over two years                                30                554
-  over five years                                                      16                 76
                                                                    -------------------------
                                                                        72                682
                                                                    -------------------------

Other debt securities in issue, by remaining maturity
-  three months or less                                                136              1,647
-  one year or less but over three months                                -              2,893
                                                                    -------------------------
                                                                       136              4,540
                                                                    -------------------------
                                                                       208              5,222
                                                                    -------------------------

Banking business                                                       207              5,222
Trading business                                                         1                  -
                                                                    -------------------------

26.  Other liabilities

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m

Notes in circulation                                                   270                272
Trading derivatives (Note 37)                                        3,579              2,583
Settlement balances                                                  1,888              6,259
Short positions:
      Debt securities     -   Government                            11,884             10,188
                          -   Other issuers                            903              1,247
      Treasury bills and other eligible bills                          505                  -
Current taxation                                                       613                537
Dividends                                                                8                409
Obligations under finance leases (analysed below)                      170                197
Long-term assurance liabilities attributable to policyholders           66                 87
Other liabilities                                                    1,617              1,127
                                                                    -------------------------
                                                                    21,503             22,906
                                                                    -------------------------

Analysis of obligations under finance leases:
Amounts falling due within one year                                     30                 40
Amounts falling due between one and five years                          15                 37
Amounts falling due after more than five years                         125                120
                                                                    -------------------------
                                                                       170                197
                                                                    -------------------------

27.  Deferred taxation

Provision for deferred taxation has been made as follows:

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m

Deferred tax provision                                               1,213              1,069
Deferred tax asset (included in Note 22, Other assets)                 (23)               (33)
                                                                    -------------------------
Net deferred tax                                                     1,190              1,036
                                                                    -------------------------

Short-term timing differences                                         (122)              (155)
Capital allowances                                                   1,416              1,306
Bad and doubtful debt provisions                                      (104)              (115)
                                                                    -------------------------
Net deferred tax                                                     1,190              1,036
                                                                    -------------------------

Movements during the year:
As previously reported                                                 950
Prior year adjustment *                                                 86
                                                                    ------
At 1 January 2002 as restated                                        1,036
Currency translation and other adjustments                              13
Acquisition of subsidiaries                                              4
Disposal of lease receivables                                         (118)
Charge to profit and loss account                                      255
                                                                    ------
At 31 December 2002                                                  1,190
                                                                    ------

*    Restated following the implementation of FRS 19 in 2002

28.  Other provisions

`                                                                      Pensions and
                                                                      other similar
                                              Property (1)           obligations (2)          Other (3)             Total
                                              ------------           ---------------          ---------             -----
                                                 (pound)m                  (pound)m           (pound)m           (pound)m

At 1 January 2002                                     142                        13                 62                217
Currency translation and other adjustments             (2)                        1                  -                 (1)
Charge to profit and loss account                      59                         -                (20)                39
Provisions utilised                                   (20)                       (1)               (10)               (31)
                                              ---------------------------------------------------------------------------
At 31 December 2002                                   179                        13                 32                224
                                              ---------------------------------------------------------------------------

Notes:

(1) NatWest Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to NatWest Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.
(2) NatWest Group operates various unfunded post-retirement benefit plans and provision is made for the expected costs that will arise over the periods in which pensions are paid to the members of these plans. Included within this provision is (pound)2 million relating to former directors of the Bank.
(3)  Other provisions arise in the normal course of business.

29.  Dated loan capital

                                                                                               2002               2001
                                                                                               ----               ----
                                                                                           (pound)m           (pound)m
The Bank
US$250 million guaranteed floating rate subordinated notes 2002 (1)                               -                172
US$500 million 9.375% guaranteed capital notes 2003 (2)                                         310                345
(pound)100 million 12.5% subordinated unsecured loan stock 2004                                 100                100
US$400 million guaranteed floating rate capital notes 2005                                      248                276
US$1,000 million 7.375% fixed rate subordinated notes 2009                                      616                684
US$650 million floating rate subordinated step-up notes 2009 (callable October 2004)            402                448
(euro)600 million 6.0% subordinated notes 2010                                                  387                362
(pound)300 million 8.125% step-up subordinated notes 2011 (callable December 2006)              299                298
(euro)500 million 5.125% subordinated notes 2011                                                322                303
(pound)300 million 7.875% subordinated notes 2015                                               296                296
(pound)300 million 6.5% subordinated notes 2021                                                 296                295
                                                                                          ----------------------------
                                                                                              3,276              3,579
Greenwich Capital Holdings, Inc.
US$105 million subordinated loan capital 2004 floating rate notes                                65                 72
                                                                                          ----------------------------
                                                                                              3,341              3,651
                                                                                          ----------------------------
Dated loan capital in issue, by remaining term, repayable
-  in one year or less                                                                          310                172
-  two years or less but over one year                                                          567                345
-  five years or less but over two years                                                        547              1,194
-  in more than five years                                                                    1,917              1,940
                                                                                          ----------------------------
                                                                                              3,341              3,651
                                                                                          ----------------------------

Notes:
(1)  Redeemed on maturity in September 2002.
(2) Loan due by a subsidiary undertaking and on-lent to National Westminster Bank Plc on a subordinated basis. It has been guaranteed as to the payment of principal and interest by National Westminster Bank Plc.
(3) In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.
(4) Except as stated above, claims in respect of the NatWest Group's dated loan capital are subordinated to the claims of other creditors. None of NatWest Group's dated loan capital is secured.
(5) Interest payable on the NatWest Group's floating rate dated issues is at a margin over London interbank rates. Interest on(pound)900 million, US$1,500 million and(euro)1,100 million of fixed rate dated issues is swapped into floating rates at a margin over London interbank rates.

30.  Undated loan capital including convertible debt

                                                                                                         2002           2001
                                                                                                         ----           ----
                                                                                                     (pound)m       (pound)m
NatWest Group and the Bank
US$500 million primary capital floating rate notes, Series A
    (callable on any interest payment date)                                                               310            345
US$500 million primary capital floating rate notes, Series B
   (callable on any interest payment date)                                                                310            345
US$500 million primary capital floating rate notes, Series C
   (callable on any interest payment date)                                                                310            345
US$500 million 7.875% exchangeable capital securities (callable November 2003) (1)                        310            345
US$500 million 7.75% reset subordinated notes (callable October 2007)                                     308            342
(euro)100 million floating rate undated subordinated step-up notes (callable October 2009)                 65             61
(euro)400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)           259            242
(pound)325 million 7.625% undated subordinated step-up notes (callable January 2010)                      323            323
(pound)200 million 7.125% undated subordinated step-up notes (callable  October 2022)                     197            197
(pound)200 million 11.5% undated subordinated notes (callable December 2022) (2)                          200            200
                                                                                                      ----------------------
                                                                                                        2,592          2,745
                                                                                                      ----------------------

Notes:
(1) Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative dollar preference shares of US$25 each of National Westminster Bank Plc at any time.
(2) Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative sterling preference shares of(pound)1 each of National Westminster Bank Plc at any time.
(3) Except as stated above, claims in respect of the NatWest Group's undated loan capital are subordinated to the claims of other creditors. None of the NatWest Group's undated loan capital is secured.
(4) Interest payable on the NatWest Group's floating rate undated issues is at a margin over London interbank rates. Interest on(pound)525 million, US$500 million and(euro)400 million of fixed rate undated issues is swapped into floating rates at a margin over London interbank rates.

31.   Share capital

                                                    Allotted, called up and fully paid         Authorised
                                                   -----------------------------------  ------------------------
                                                          At                        At           At           At
                                                   1 January     Currency  31 December  31 December  31 December
                                                        2002  translation         2002         2002         2001
                                                   -----------------------------------  ------------------------
                                                    (pound)m     (pound)m     (pound)m     (pound)m     (pound)m
Equity shares
Ordinary shares of(pound)1 each                        1,678            -        1,678        2,250        2,250
                                                   -----------------------------------  ------------------------
Total equity share capital                             1,678            -        1,678        2,250        2,250
                                                   -----------------------------------  ------------------------

Non-equity shares
Non-cumulative preference shares of US$25 each           379          (38)         341        1,240        1,379
Non-cumulative preference shares of(pound)1 each         140            -          140        1,000        1,000
                                                   -----------------------------------  ------------------------
Total non-equity share capital                           519          (38)         481        2,240        2,379
                                                   -----------------------------------  ------------------------

Total share capital                                    2,197          (38)       2,159        4,490        4,629
                                                   -----------------------------------  ------------------------

                                                                      Allotted, called up
                                                                        and fully paid                        Authorised
                                                                  ---------------------------        ---------------------------
                                                                  31 December     31 December        31 December     31 December
                                                                         2002            2001               2002            2001
                                                                  ---------------------------        ---------------------------
Number of shares - millions

Equity shares
Ordinary shares of(pound)1 each                                         1,678           1,678              2,250           2,250
                                                                  ---------------------------        ---------------------------
Non-equity shares
Non-cumulative Series B and C preference
     shares of US$25 each                                                  22              22                 80              80
Non-cumulative Series A preference shares of(pound)1 each                 140             140              1,000           1,000

Preference shares

The non-cumulative dollar preference shares, Series B, of US$25 each which carry the right to a gross dividend of 8.75% inclusive of associated tax credit, are redeemable at the option of the Bank exercisable to 9 June 2003, at a premium per share of US$0.30. There is no redemption premium if the date of redemption falls after 9 June 2003.

The non-cumulative dollar preference shares, Series C, of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$1.20 in 2003 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.

The 9% non-cumulative sterling preference shares, Series A, of (pound)1 each are non-redeemable.

The holders of sterling and dollar preference shares are entitled, on the winding-up of the Bank, to priority over the ordinary shareholders as regards payment of capital. Otherwise the holders of preference shares are not entitled to any further participation in the profits or assets of the Bank and accordingly these shares are classified as non-equity shares.

The holders of sterling and dollar preference shares are not entitled to receive notice of, attend, or vote at any general meeting unless the business of the meeting includes the consideration of a resolution for the winding-up of the Bank or the sale of the whole of the business of the Bank or any resolution directly affecting any of the special rights or privileges attached to any of the classes of preference shares.

32.  Reserves

                                                                      2002                2001               2000
                                                                      ----                ----               ----
                                                                  (pound)m            (pound)m           (pound)m
Share premium account:
At 1 January                                                         1,286               1,286              1,237
Employee share option payments                                           -                   -                 49
                                                                   ----------------------------------------------
At 31 December                                                       1,286               1,286              1,286
                                                                   ----------------------------------------------

Other reserves:
At 1 January and 31 December                                           301                 301                301
                                                                   ----------------------------------------------

Revaluation reserve:
At 1 January                                                           119                  46                 30
Currency translation and other adjustments                               2                   -                  -
Revaluation of premises                                                (22)                 41                 20
Transfer from/(to) profit and loss account                               -                  32                 (4)
                                                                   ----------------------------------------------
At 31 December                                                          99                 119                 46
                                                                   ----------------------------------------------

Profit and loss account:
As previously reported                                               4,173               3,220              5,626
Prior year adjustment *                                                 30                  16                 14
                                                                   ----------------------------------------------
At 1 January as restated                                             4,203               3,236              5,640
Currency translation and other adjustments                              25                  (4)                 5
Retention for the year                                               1,130               1,003             (2,413)
Transfer (to)/from revaluation reserve                                   -                 (32)                 4
                                                                   ----------------------------------------------
At 31 December                                                       5,358               4,203              3,236
                                                                   ----------------------------------------------

* Resulting from the implementation of FRS 19 in 2002.

Exchange gains of (pound)124 million (2001 - (pound)2 million; 2000 losses - (pound)52 million) arising on foreign currency borrowings have been offset in NatWest Group's profit and loss account reserves against differences on retranslating the net investment in overseas subsidiary and associated undertakings financed by these borrowings.

The tax effect of gains and losses taken directly to reserves in 2002, 2001 and 2000 was nil.

33.  Lease commitments

The annual rental commitments under non-cancellable operating leases were as follows:

                                                              2002                                  2001
                                                              ----                                  ----
                                                      Premises          Equipment            Premises          Equipment
                                                      --------          ---------            --------          ---------
                                                      (pound)m           (pound)m            (pound)m           (pound)m

Expiring within one year                                     3                  1                   8                  -
Expiring between one and five years                         11                  -                  27                  -
Expiring after five years                                   96                  -                  97                  -
                                                      ------------------------------------------------------------------
                                                           110                  1                 132                  -
                                                      ------------------------------------------------------------------

34.  Analysis of total assets and liabilities

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m

Assets:      denominated in sterling                                99,094            102,149
             denominated in currencies other than sterling          72,793             70,578
                                                                   --------------------------
                                                                   171,887            172,727
                                                                   --------------------------

Liabilities: denominated in sterling                                99,444            101,316
             denominated in currencies other than sterling          72,443             71,411
                                                                   --------------------------
                                                                   171,887            172,727
                                                                   --------------------------

35.  Assets subject to sale and repurchase transactions

The NatWest Group enters into securities repurchase agreements as securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m

Treasury and other eligible bills                                      420              1,353
Debt securities                                                     15,247             27,576
                                                                   --------------------------
                                                                    15,667             28,929
                                                                   --------------------------

36.  Assets charged as security for liabilities

                                                                      2002               2001
                                                                      ----               ----
                                                                  (pound)m           (pound)m

Loans and advances to customers                                          -                413
Debt securities                                                          7                  -
Other                                                                   74                115
                                                                   --------------------------
                                                                        81                528
                                                                   --------------------------

Included above are assets pledged with overseas government banks and margin deposits placed with exchanges.

37.  Derivatives

In the normal course of business, NatWest Group enters into a variety of derivative transactions principally in the foreign exchange and interest rate markets. These are used to provide financial services to customers and to take, hedge and modify positions as part of trading activities. Derivatives are also used to hedge or modify risk exposures arising on the balance sheet from a variety of activities including lending and securities investment.

The principal types of derivative contracts into which NatWest Group enters are described below.

Swaps -- These are over-the-counter ("OTC") agreements between two parties to exchange periodic payments of interest, or payments for the change in value of a commodity, or related index, over a set period based on notional principal amounts. NatWest Group enters into swap transactions in several markets. Interest rate swaps exchange fixed rates for floating rates of interest based on notional amounts. Basis swaps exchange floating or fixed interest calculated using different bases. Cross currency swaps are the exchange of interest based on notional values of different currencies. Equity and commodity swaps exchange interest for the return on an equity or commodity, or equity or commodity index.

Options -- Currency and interest rate options confer the right, but not the obligation, on the buyer to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be exchange traded or OTC agreements. NatWest Group principally buys and sells currency and interest rate options.

Futures and forwards -- Short-term interest rate futures, bond futures and forward foreign exchange contracts are all agreements to deliver, or take delivery of, a specified amount of an asset or financial instrument based on the specified rate, price or index applied against the underlying asset or financial instrument, at a specified date. Futures are exchange traded at standardised amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by NatWest Group in interest rates as forward rate agreements and in currency as forward foreign exchange contracts.

Collateral -- NatWest Group may require collateral in respect of the credit risk in derivative transactions. The amount of credit risk is principally the positive fair value of contracts. Collateral may be in the form of cash or in the form of a lien over a customer's assets entitling NatWest Group to make a claim for current and future liabilities.

Maturity of replacement cost of OTC contracts (trading and non-trading) -- Replacement cost indicates NatWest Group's derivatives credit exposure. The following table sets forth the gross positive fair values by maturity. It includes the replacement cost of contracts entered into with fellow subsidiary undertakings and NatWest Group's parent undertaking.

                                                    2002                                                 2001
                                  ------------------------------------------           -----------------------------------------
                                    Within      One to        Over                       Within      One to        Over
                                  one year  five years  five years     Total           one year  five years  five years     Total
                                  --------  ----------  ----------     -----           --------  ----------  ----------     -----
                                  (pound)m    (pound)m    (pound)m  (pound)m           (pound)m    (pound)m    (pound)m  (pound)m
Before netting:
Exchange rate contracts                745         144          20       909                972         252          42     1,266
Interest rate contracts              1,465       5,320       7,959    14,744              3,406       1,697         575     5,678
Equity and commodity contracts           2           -           -         2                 10           3           -        13
                                  ------------------------------------------           ------------------------------------------
                                     2,212       5,464       7,979    15,655              4,388       1,952         617     6,957
                                  ------------------------------------------           ------------------------------------------

Banks and investment firms                                            14,724                                                5,927
Others                                                                   931                                                1,030
                                                                    --------                                              -------
                                                                      15,655                                                6,957
                                                                    --------                                              -------

At 31 December 2002, the potential credit risk exposure, which is after netting and allowing for collateral received, of the NatWest Group's trading and non-trading derivatives, was (pound)2,547 million (2001 - (pound)1,393 million) to banks and investment firms and (pound)868 million (2001 - (pound)957 million) to other counterparties.

Exchange traded contracts are excluded from the above tables. Such contracts generally involve lower credit risk than OTC contracts as they are cleared through exchanges that require margin from participants and the daily settlement of gains and losses.

Trading derivatives

The following table shows the fair values of instruments in the derivatives trading portfolio.

                                                    2002                                2001
                                         -------------------------           -------------------------
                                          End of period fair value            End of period fair value
                                           Assets      Liabilities             Assets      Liabilities
                                           ------      -----------             ------      -----------
                                         (pound)m         (pound)m           (pound)m         (pound)m
Exchange rate contracts:
Spot, forwards and futures                    568              578                664              568
Currency swaps                                109              133                133              255
Options purchased                             230                -                458                -
Options written                                 -              230                  -              458
                                         -------------------------           -------------------------
                                              907              941              1,255            1,281
                                         -------------------------           -------------------------
Interest rate contracts:
Interest rate swaps                        13,192           12,581              4,650            4,474
Options purchased                             741                -                609                -
Options written                                 -              806                  -              630
Futures and forwards                          656              653                 43              106
                                         -------------------------           -------------------------
                                           14,589           14,040              5,302            5,210
                                         -------------------------           -------------------------

Equity and commodity contracts                  7                2                 13               13
                                         -------------------------           -------------------------
                                           15,503           14,983              6,570            6,504
Netting                                   (11,404)         (11,404)            (3,921)          (3,921)
                                         -------------------------           -------------------------
                                            4,099            3,579              2,649            2,583
                                         -------------------------           -------------------------

Average fair values (before netting):
Exchange rate contracts                     1,038            1,114              1,569            1,663
Interest rate contracts                     8,815            8,495              4,166            4,653
Equity and commodity contracts                  3                2                  5                5
                                         -------------------------           -------------------------
                                            9,856            9,611              5,740            6,321
                                         -------------------------           -------------------------

Gains and losses on exchange traded contracts subject to daily margining requirements are settled daily. The fair value of such contracts included above reflects the last day's variation margin.

The following table analyses, by maturity and contract type, the notional principal amounts of NatWest Group's trading derivatives:

                                                    2002                                                2001
                                --------------------------------------------        -------------------------------------------
                                   Within      One to        Over                      Within      One to        Over
                                 one year  five years  five years      Total         one year  five years  five years      Total
                                 --------  ----------  ----------      -----         --------  ----------  ----------      -----
                                (pound)bn   (pound)bn   (pound)bn  (pound)bn        (pound)bn   (pound)bn   (pound)bn  (pound)bn
Exchange rate contracts:
Spot, forwards and futures           20.1         2.0         -         22.1             32.1         4.0         0.1       36.2
Currency swaps                        0.5         1.7         0.9        3.1              0.3         2.1         1.5        3.9
Options purchased                     1.7         0.4         -          2.1              2.8         0.6         -          3.4
Options written                       1.7         0.4         -          2.1              2.8         0.5         -          3.3
                                --------------------------------------------        --------------------------------------------
                                     24.0         4.5         0.9       29.4             38.0         7.2         1.6       46.8
                                --------------------------------------------        --------------------------------------------
Interest rate contracts:
Interest rate swaps                  65.4       161.0       136.4      362.8             61.5       114.3        83.5      259.3
Options purchased                    52.3        17.2         1.6       71.1             51.6        24.1         2.4       78.1
Options written                      32.2        22.5         1.6       56.3             36.8        31.8         1.8       70.4
Futures and forwards                166.8        15.3         0.5      182.6            155.1        19.7         0.2      175.0
                                --------------------------------------------        --------------------------------------------
                                    316.7       216.0       140.1      672.8            305.0       189.9        87.9      582.8
                                --------------------------------------------        --------------------------------------------

Equity and commodity contracts        0.1         -           -          0.1              0.2         -           -          0.2
                                --------------------------------------------        --------------------------------------------

Non-trading derivatives

NatWest Group establishes non-trading derivatives positions externally with third parties and also internally. It should be noted that the following tables include the components of the internal hedging programme that transfers risks to the trading portfolios in NatWest Group or to other members of the RBS Group, or to external third party participants in the derivatives markets.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades:

                                                     2002                                                2001
                                  -------------------------------------------         --------------------------------------------
                                      Fair value               Book value                 Fair value               Book value
                                  Positive  Negative       Positive  Negative         Positive  Negative        Positive  Negative
                                  --------  --------       --------  --------         --------  --------        --------  --------
                                  (pound)m  (pound)m       (pound)m  (pound)m         (pound)m  (pound)m        (pound)m  (pound)m
Exchange rate contracts:
Spot, forwards and futures               1         2              -         -               10         5               2         -
Currency swaps and options              13        16              -         8               11        14               2         -
                                  -------------------------------------------         --------------------------------------------
                                        14        18              -         8               21        19               4         -
                                  -------------------------------------------         --------------------------------------------

Interest rate contracts:
Interest rate swaps                  1,449     1,268            236       144              982     1,068             331       232
Futures, forwards and options            2         6              -         -                4         4               -         -
                                  -------------------------------------------         --------------------------------------------
                                     1,451     1,274            236       144              986     1,072             331       232
                                  -------------------------------------------         --------------------------------------------

Total                                1,465     1,292            236       152            1,007     1,091             335       232
                                  -------------------------------------------         --------------------------------------------

The following table analyses by maturity and contract type, the notional principal amounts of NatWest Group's non-trading derivatives (third party and internal):

                                                  2002                                                 2001
                                 -------------------------------------------         -------------------------------------------
                                   Within      One to        Over                      Within      One to        Over
                                 one year  five years  five years      Total         one year  five years  five years      Total
                                 --------  ----------  ----------      -----         --------  ----------  ----------      -----
                                (pound)bn   (pound)bn   (pound)bn  (pound)bn        (pound)bn   (pound)bn   (pound)bn  (pound)bn
Exchange rate contracts:
Spot, forwards and futures            -           -           -          -                0.5         -           -          0.5
Currency swaps and options            0.2         0.3         0.2        0.7              0.1         0.2         0.4        0.7
                                 -------------------------------------------         -------------------------------------------
                                      0.2         0.3         0.2        0.7              0.6         0.2         0.4        1.2
                                 -------------------------------------------         -------------------------------------------
Interest rate contracts:
Interest rate swaps                  14.7        23.1        13.3       51.1             17.4        26.0        13.4       56.8
Futures, forwards and options         0.1         0.1         0.4        0.6              -           0.4         -          0.4
                                 -------------------------------------------         -------------------------------------------
                                     14.8        23.2        13.7       51.7             17.4        26.4        13.4       57.2
                                 -------------------------------------------         -------------------------------------------

38.  Financial instruments

NatWest Group's objectives and policies in managing the risk that arise in connection with the use of financial instruments are set out under 'Risk management' on pages 74 to 84, 'Financial instruments' on page 118 and 'Derivatives' on page 115.

Interest rate sensitivity gap

The tables below summarise NatWest Group's interest rate sensitivity gap for its non-trading book at 31 December 2002 and 31 December 2001. The tables show the contractual repricing for each category of asset, liability and for off-balance sheet items. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset or positive gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the repricing periods presented and among the currencies in which NatWest Group has interest rate positions.

                                                     After       After       After                Non-
                                                  3 months    6 months  1 year but            interest   Banking   Trading
2002                                    Within  but within  but within      within     After   bearing      book      book
                                      3 months    6 months      1 year     5 years   5 years     funds     total     total     Total
                                      (pound)m    (pound)m    (pound)m    (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
                                      ----------------------------------------------------------------------------------------------
Assets
Loans and advances to banks             10,637         359         143          13        26       457    11,635    12,029    23,664
Loans and advances to customers         66,160       3,662       4,387      13,131     6,415       789    94,544    17,578   112,122
Treasury bills and debt securities         967          96         193         359        55         -     1,670    16,900    18,570
Other assets                                 -           -           -           -         -    10,293    10,293     7,238    17,531
                                      ----------------------------------------------------------------------------------------------
Total assets                            77,764       4,117       4,723      13,503     6,496    11,539   118,142    53,745   171,887
                                      ----------------------------------------------------------------------------------------------

Liabilities
Deposits by banks                        5,873          85          14           -         -     1,088     7,060    10,658    17,718
Customer accounts                       71,801         742         396         468        98    19,166    92,671    18,806   111,477
Debt securities in issue                   139          12           5          41        10         -       207         1       208
Subordinated liabilities                 1,397         248         620         707     2,896         -     5,868        65     5,933
Other liabilities                            3          11          15          14       128     7,017     7,188    20,160    27,348
Shareholders' funds                          -           -           -           -         -     8,281     8,281       922     9,203
Internal funding of trading business    (2,513)          -        (620)          -         -         -    (3,133)    3,133         -
                                      ----------------------------------------------------------------------------------------------
Total liabilities                       76,700       1,098         430       1,230     3,132    35,552   118,142    53,745   171,887
                                      ----------------------------------------------------------------------------------------------
Off-balance sheet items                    599      (1,038)     (2,316)      3,285      (530)        -
                                      ------------------------------------------------------------------
Interest rate sensitivity gap            1,663       1,981       1,977      15,558     2,834   (24,013)
                                      ------------------------------------------------------------------
Cumulative interest rate
  sensitivity gap                        1,663       3,644       5,621      21,179    24,013
                                      --------------------------------------------------------

                                                     After       After       After                Non-
                                                  3 months    6 months  1 year but            interest   Banking   Trading
2001                                    Within  but within  but within      within     After   bearing      book      book
                                      3 months    6 months      1 year     5 years   5 years     funds     total     total     Total
                                      (pound)m    (pound)m    (pound)m    (pound)m  (pound)m  (pound)m  (pound)m  (pound)m  (pound)m
                                      ----------------------------------------------------------------------------------------------
Assets
Loans and advances to banks             13,535       4,235         207          30        42       164    18,213    13,056    31,269
Loans and advances to customers         60,745       4,366       3,887      15,631     5,630     1,662    91,921     8,697   100,618
Treasury bills and debt securities         963         303         441       1,255       455         -     3,417    18,193    21,610
Other assets                                13           -           -           -         -    10,480    10,493     8,737    19,230
                                      ----------------------------------------------------------------------------------------------
Total assets                            75,256       8,904       4,535      16,916     6,127    12,306   124,044    48,683   172,727
                                      ----------------------------------------------------------------------------------------------

Liabilities
Deposits by banks                       14,932         528         323         188       148       687    16,806     8,440    25,246
Customer accounts                       66,749         772         345         607        74    19,124    87,671    12,280    99,951
Debt securities in issue                 2,298       2,566         144         138        76         -     5,222         -     5,222
Subordinated liabilities                 1,715         276           -       1,088     3,245         -     6,324        72     6,396
Other liabilities                           10          10          20          37       120     5,933     6,130    21,676    27,806
Shareholders' funds                          -           -           -           -         -     7,350     7,350       756     8,106
Internal funding of trading business    (4,448)       (903)        (95)          -         -       (13)   (5,459)    5,459         -
                                      ----------------------------------------------------------------------------------------------
Total liabilities                       81,256        3,249         737      2,058     3,663    33,081   124,044    48,683   172,727
                                      ----------------------------------------------------------------------------------------------
Off-balance sheet items                 (1,618)      (2,221)     (1,327)       401     4,765         -
                                      ------------------------------------------------------------------
Interest rate sensitivity gap           (7,618)       3,434       2,471     15,259     7,229   (20,775)
                                      ------------------------------------------------------------------
Cumulative interest rate
  sensitivity gap                       (7,618)      (4,184)     (1,713)    13,546    20,775
                                      --------------------------------------------------------

Currency risk

NatWest Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiary and associated undertakings and their related currency funding.

NatWest Group's structural foreign currency exposures were as follows:

                                                         2002                                  2001
                                         ------------------------------------   ------------------------------------
                                                 Net      Foreign                       Net      Foreign
                                         investments     currency  Structural   investments     currency  Structural
                                                  in   borrowings     foreign            in   borrowings     foreign
                                            overseas  hedging net    currency      overseas  hedging net    currency
                                          operations  investments   exposures    operations  investments   exposures
                                         ------------------------------------   ------------------------------------
                                            (pound)m     (pound)m  (pound)m        (pound)m     (pound)m    (pound)m
Functional currency of net investment
US dollar                                      1,591        1,563          28         1,523        1,508          15
Euro                                             850          388         462           731          202         529
Swiss franc                                      305          295          10           250          243           7
Other non-sterling                                 7            6           1            12           10           2
                                         ------------------------------------   ------------------------------------
Total                                          2,753        2,252         501         2,516        1,963         553
                                         ------------------------------------   ------------------------------------

Trading book market risk

An explanation of the Value-at-Risk ("VaR") methodology of estimating potential losses arising from NatWest Group's exposure to market risk in its trading book and the main assumptions and parameters underlying it is given on page 74.

The following table analyses the VaR for NatWest Group's trading portfolios by type of market risk exposure at the year end and as an average for the year and the maximum and minimum for the year:

                                    At               2002                          At               2001
                           31 December  ----------------------------        31 December ----------------------------
                                  2002   Maximum   Minimum   Average             2001    Maximum   Minimum   Average
                              (pound)m  (pound)m  (pound)m  (pound)m         (pound)m   (pound)m  (pound)m  (pound)m
--------------------------------------------------------------------------------------------------------------------
Interest rate                     7.3       11.7       4.7       7.6             6.4        12.2       5.0       8.2
Currency                          0.3        1.7       0.1       0.4             0.2         2.4       0.1       0.6
Equity                            0.1        0.6       -         0.2             0.3         1.8       0.2       0.5
Diversification effects          (0.4)                                          (0.8)
                              -------                                         ------
Total                             7.3       11.6       4.7       7.6             6.1        12.3       5.3       8.4
                              --------------------------------------------------------------------------------------

Fair values of financial instruments

The following tables set out the fair values of NatWest Group's financial instruments. Fair value is the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale; nor are there plans to settle liabilities prior to contractual maturity. As there is a wide range of valuation techniques, it may be inappropriate to compare NatWest Group's fair value information to independent markets or other financial institutions' fair values.

                                                                            2002                                 2001
                                                                 -------------------------            ------------------------
Trading business                                                 Carrying             Fair            Carrying            Fair
                                                                   amount            value              amount           value
                                                                 -------------------------            ------------------------
                                                                 (pound)m         (pound)m            (pound)m        (pound)m
Assets
Treasury bills and other eligible bills                  (1)        1,693            1,693               1,353           1,353
Loans and advances to banks and customers                (1)       29,607           29,607              21,753          21,753
Debt securities                                          (1)       15,207           15,207              16,840          16,840
Equity shares                                            (1)           28               28                   8               8
Derivatives                                              (2)        4,099            4,099               2,649           2,649

Liabilities
Deposits by banks and customer accounts                  (3)       29,464           29,464              20,720          20,720
Debt securities in issue                                 (1)            1                1                   -               -
Short positions in securities                            (1)       13,292           13,292              11,435          11,435
Subordinated loan capital                                (1)           65               65                  72              72
Derivatives                                              (2)        3,579            3,579               2,583           2,583

                                                                            2002                                2001
                                                                 -------------------------            ------------------------
Banking business                                                 Carrying             Fair            Carrying           Fair
                                                                   amount            value              amount           value
                                                                 -------------------------            ------------------------
                                                                 (pound)m         (pound)m            (pound)m        (pound)m
Assets
Cash and balances at central banks                       (1)        1,251            1,251               1,162           1,162
Items in the course of collection from other banks       (1)        2,085            2,085               2,410           2,410
Treasury and other eligible bills                        (1)           31               31                 122             122
Loans and advances to banks and customers                (4)      106,179          106,824             110,134         110,633
Debt securities                                          (5)        1,639            1,667               3,295           3,304
Equity shares                                            (5)        1,039              908               1,065           1,027
Derivatives - net                                        (2)           84              173                 103             (84)

Liabilities
Items in the course of transmission to other banks       (1)        1,214            1,214               1,408           1,408
Deposits by banks and customer accounts                  (3)       99,731           99,747             104,477         104,480
Debt securities in issue                                 (6)          207              209               5,222           5,219
Subordinated loan capital                                (7)        5,868            6,350               6,324           6,656
Non equity minority interests                            (7)            3                3                   4               4
Non-equity shareholders' funds                           (7)          481              550                 519             573

Notes:
(1) Financial assets and financial liabilities carried at fair value or where carrying value approximates to fair value because they are of short maturity or repricing date.
(2) Fair values of derivatives are determined by market prices where available. Otherwise fair value is based on current market information using appropriate valuation models.
(3) The fair value of deposits repayable on demand is equal to their carrying value. The fair values of term deposits and time certificates of deposit are estimated by discounting expected future cash flows using rates currently offered for deposits of similar remaining maturities.
(4) For loans which reprice frequently or are linked to the Group's base rate, and for which there has been no significant change in credit risk since inception, carrying value represents a reasonable estimate of fair value. For other loans, fair values are estimated by discounting expected future cash flows, using current interest rates appropriate to the type of loan, and making adjustments for credit risk.

(5) Fair values of marketable securities are based on quoted market prices. Where these are unavailable, fair value is estimated using other valuation techniques.
(6) The fair value of short-term debt securities in issue is approximately equal to their carrying value. The fair value of other debt securities in issue is based on quoted market prices where available or, where these are unavailable, is estimated using other valuation techniques.
(7) The fair value of loan capital, non-equity minority interests and preference shares is based on quoted market prices where available. For unquoted loan capital, fair value has been estimated using other valuation techniques.
(8) Fair values are not given for financial commitments and contingent liabilities. The diversity of the fee structures, the lack of an established market and the difficulty of separating the value of the instruments from the value of the overall relationship involve such uncertainty that it is not meaningful to provide an estimate of their fair value (The principal amounts of these instruments are given in Note 39).

Hedges

As described in the Accounting Policies on pages 93 to 95, derivatives and debt securities held for hedging purposes are accounted for in accordance with the treatment of the hedged transaction. As a result, any gains or losses on the hedging instrument arising from changes in fair values are not recognised in the profit and loss account immediately but are accounted for in the same manner as the hedged item.

                                                                             2002                              2001
                                                                   -----------------------            -----------------------
                                                                   Unrecognised   Deferred            Unrecognised   Deferred
                                                                      gains and  gains and               gains and  gains and
                                                                         losses     losses                  losses     losses
                                                                   -----------------------            -----------------------
                                                                       (pound)m   (pound)m                (pound)m   (pound)m

At 1 January      - gains                                                   726         42                     609          4
                  - losses                                                 (913)       (36)                   (918)        (5)
                                                                   -----------------------            -----------------------
                                                                           (187)         6                    (309)        (1)

Recognised gains that arose in previous years                              (150)       (22)                   (171)        (4)
Recognised losses that arose in previous years                              241         20                     262          5
Unrecognised gains and losses arising in the year                           355          -                      37          -
Unrecognised gains and losses deferred in the year                         (170)       170                      (6)         6
Unrecognised gains and losses deferred and taken to
   profit and loss in the year                                                -        (34)                      -          -
                                                                   -----------------------            -----------------------
At 31 December                                                               89        140                    (187)         6
                                                                   -----------------------            -----------------------

Of which          - gains                                                 1,245        156                     726         42
                  - losses                                               (1,156)       (16)                   (913)       (36)
                                                                   -----------------------            -----------------------
                                                                             89        140                    (187)         6
                                                                   -----------------------            -----------------------

Gains expected to be recognised in the year to
    31 December 2003 (year to 31 December 2002)                             318         49                     150         22
Gains expected to be recognised in the year to
    31 December 2004 or later (year to 31 December 2003 or later)
                                                                            927        107                     576         20
                                                                   -----------------------            -----------------------
                                                                          1,245        156                     726         42
                                                                   -----------------------            -----------------------

Losses expected to be recognised in the year to
    31 December 2003 (year to 31 December 2002)                            (313)       (12)                   (237)       (20)
Losses expected to be recognised in the year to
    31 December 2004 or later (year to 31 December 2003 or later)
                                                                           (843)        (4)                   (676)       (16)
                                                                   -----------------------            -----------------------
                                                                         (1,156)       (16)                   (913)       (36)
                                                                   -----------------------            -----------------------

39.  Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the NatWest Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the NatWest Group's expectation of future losses.

                                                                                    2002               2001
                                                                                    ----               ----
                                                                                (pound)m           (pound)m
Contingent liabilities:
Acceptances and endorsements                                                         379                380
Guarantees and assets pledged as collateral security                               1,917              1,920
Other contingent liabilities                                                       4,204              4,904
                                                                                 -------             -------
                                                                                   6,500              7,204
                                                                                 -------             -------
Commitments:
Documentary credits and other short-term trade related transactions                  162                169
Undrawn formal standby facilities, credit lines and other commitments to lend
-  less than one year                                                             45,897             51,075
-  one year and over                                                              13,643             14,759
Other commitments                                                                    263                267
                                                                                 -------             -------
                                                                                  59,965             66,270
                                                                                 -------             -------

Acceptances are obligations to pay on maturity the face value of a bill of exchange to a third party. Most acceptances are short-term and extend for one year or less. By endorsing a document, NatWest Group accepts liability for payment if it is dishonoured.

Documentary credits are commercial letters of credit providing for payment by NatWest Group to a named beneficiary against presentation of specified documents.

Commitments to lend include commitments which are unconditionally cancellable and agreements to lend to a customer so long as all conditions established in the loan agreement have been satisfied or waived. A substantial proportion of NatWest Group's loans is by way of overdrafts. Unutilised overdraft facilities constitute commitments to lend which, although unconditionally cancellable, are normally granted for a specific period of time. Unutilised overdraft facilities are included in commitments to lend.

Other commitments and contingent obligations have fixed expiry dates or other termination clauses.

Banking commitments and contingent liabilities, which have been entered into on behalf of customers and for which there are corresponding obligations by customers are not included in assets and liabilities. NatWest Group's maximum exposure to credit loss, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual notional amount of those instruments. Many commitments are expected to expire without being drawn and do not necessarily represent future cash requirements.

Litigation
Members of the NatWest Group are engaged in litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them which arise in the ordinary course of business. The directors of the Bank, after reviewing the actual, threatened and known potential claims against NatWest Group undertakings and taking into account the advice of the relevant legal advisers, are satisfied that the outcome of these claims will not have a material averse effect on the net assets of the NatWest Group.

40.  Acquisitions

Lombard North Central PLC acquired Dixon Motors PLC on 17 May 2002 and this has been accounted for using acquisition accounting principles. The provisional fair values of the assets and liabilities and the consideration paid are shown in the table below:

                                              Book value of net
                                                assets acquired            Fair value     Fair value to NatWest
                                                       (pound)m           adjustments                     Group
                                                                             (pound)m                  (pound)m
                                              ------------------     ----------------     ---------------------
At date of acquisition:
-----------------------
Intangible fixed assets                                      5                    (5)                        -
Tangible fixed assets                                       55                    (2)                       53
Other assets                                               126                    (2)                      124
Subsidiaries held for resale                                15                   (12)                        3
Deposits by banks                                          (58)                    -                       (58)
Other liabilities                                          (73)                   (8)                      (81)
                                              ------------------     ----------------     ---------------------
Net assets acquired                                         70                   (29)                       41
                                              ------------------     ----------------
Goodwill                                                                                                    77
                                                                                          ---------------------
Total consideration                                                                                        118
                                                                                          ---------------------
Satisfied by:
Payment of cash                                                                                            103
Loan notes                                                                                                   9
Fees and expenses relating to the acquisition                                                                6
                                                                                          ---------------------
                                                                                                           118
                                                                                          ---------------------


Fair value adjustments reflect the restatement of balances to their estimated fair values at the date of acquisition, and the related tax effect.

41. Reconciliation of operating profit to net cash outflow from operating activities


                                                                                    2002                2001               2000
                                                                                --------            --------           --------
                                                                                (pound)m            (pound)m           (pound)m
Operating profit                                                                   2,584               2,583              1,861
(Increase)/decrease in prepayments and accrued income                                (46)              1,073               (420)
Interest on subordinated liabilities                                                 262                 398                502
Increase/(decrease) in accruals and deferred income                                1,049                (782)               501
Amortisation of and provisions against investment securities                           8                  19                 50
Provisions for bad and doubtful debts                                                508                 510                359
Loans and advances written off net of recoveries                                    (527)               (437)              (474)
Profit on sale of tangible fixed assets                                              (25)                (99)               (16)
(Profit)/loss from associated undertakings                                            (1)                  3                  3
Profit on sale of investment securities                                              (17)                 (6)              (235)
Profit on sale of subsidiary and associated undertakings                             (12)                  -                  -
Provisions for liabilities and charges                                                39                  28                 99
Provisions utilised                                                                  (31)                (10)               (27)
Depreciation and amortisation of tangible and intangible fixed assets                470                 565                586
Increase in value of long-term assurance business                                      -                   -                (66)
                                                                                --------------------------------------------------
Net cash inflow from trading activities                                            4,261               3,845              2,723
Decrease/(increase) in items in the course of collection                             325                (324)               138
(Increase)/decrease in treasury and other eligible bills                            (249)              1,538               (433)
Decrease/(increase) in loans and advances to banks                                 2,745               4,453             (4,783)
Increase in loans and advances to customers                                      (11,469)             (4,074)            (8,654)
Decrease/(increase) in securities                                                  1,656               6,050             (4,173)
Decrease/(increase) in other assets                                                2,013              (3,778)               941
(Decrease)/increase in items in the course of transmission                          (194)                310               (101)
(Decrease)/increase in deposits by banks                                          (7,595)            (10,027)             2,037
Increase/(decrease) in customer accounts                                          11,497              (2,491)            11,271
Decrease in debt securities in issue                                              (5,014)             (3,950)            (2,384)
(Decrease)/increase in other liabilities                                          (1,067)              5,828             (1,556)
Effect of other accruals/deferrals and other non-cash movements                     (415)                 86                (27)
                                                                                --------------------------------------------------
Net cash outflow from operating activities                                        (3,506)             (2,534)            (5,001)
                                                                                --------------------------------------------------


42. Analysis of the net outflow of cash in respect of the purchase of interests in subsidiary undertakings

                                                                                    2002                2001               2000
                                                                                --------            --------           --------
                                                                                (pound)m            (pound)m           (pound)m
Cash consideration paid                                                              109                 220                 86
                                                                                --------------------------------------------------
Net outflow of cash                                                                  109                 220                 86
                                                                                --------------------------------------------------

43. Sale of subsidiary and associated undertakings

                                                                                    2002                2001               2000
                                                                                --------            --------           --------
                                                                                (pound)m            (pound)m           (pound)m
Net assets disposed of                                                                17                 694                946
Profit on disposal                                                                    12                   -              1,041
Non-cash consideration                                                                 -                (634)                 -
                                                                                --------------------------------------------------
Cash consideration                                                                    29                  60              1,987
Cash disposed of                                                                       -                 (80)               (21)
                                                                                --------------------------------------------------
Net inflow/(outflow) of cash in
 respect of disposals (net of expenses)                                               29                 (20)             1,966
                                                                                --------------------------------------------------

44. Analysis of changes in financing during the year


                                                        2002                2001               2000
                                                    --------            --------           --------
                                                    (pound)m            (pound)m           (pound)m

Share capital (including share premium account)
At 1 January                                           3,483               3,473              3,387
Currency translation adjustments                         (38)                 10                 29
Net cash inflow from financing                             -                   -                 57
                                                    ------------------------------------------------
At 31 December                                         3,445               3,483              3,473
                                                    ------------------------------------------------

Loan capital
At 1 January                                           6,396               6,904              7,541
Currency translation adjustments                        (301)                109                322
Net cash outflow from financing                         (162)               (617)              (959)
                                                    ------------------------------------------------
At 31 December                                         5,933               6,396              6,904
                                                    ------------------------------------------------


45.  Analysis of cash

                                                        2002                2001               2000
                                                    --------            --------           --------
                                                    (pound)m            (pound)m           (pound)m
Cash and balances at central banks                     1,251               1,162              1,195
Loans and advances to banks repayable on demand        1,534               6,395              4,696
                                                    -----------------------------------------------
Cash                                                   2,785               7,557              5,891
                                                    -----------------------------------------------

The Bank and certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2002, amounted to (pound)112 million (2001 - (pound)107 million; 2000 - (pound)133 million).

46. Analysis of changes in cash during the year

                                                        2002                2001               2000
                                                    --------            --------           --------
                                                    (pound)m            (pound)m           (pound)m
At  1 January                                          7,557               5,891              4,782
Net cash (outflow)/inflow                             (4,772)              1,666              1,109
                                                    -----------------------------------------------
At 31 December                                         2,785               7,557              5,891
                                                    -----------------------------------------------

47.  Segmental analysis

In the tables below, the analyses of net assets are included in compliance with Statement of Standard Accounting Practice 25 'Segmental Reporting'. The fungible nature of liabilities within the banking industry results in allocations of liabilities which, in some cases, are necessarily subjective. The directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

The prior year data in the tables below have been restated following the implementation of FRS 19 in 2002. In addition, the divisional data have been restated following the transfer of Ulster Bank's leasing business to Corporate Banking and Financial Markets with effect from 1 January 2002.

(a) Classes of business


                                                                                                                       Profit/
                                                                                                                     (loss) on
                                              Net        Non-                                                         ordinary
                                          interest    interest      Total      Operating                            activities
2002                                       income      income      income       expenses        Provisions*         before tax
                                          -------------------------------------------------------------------------------------
                                          (pound)m    (pound)m    (pound)m      (pound)m          (pound)m          (pound)m
Corporate Banking and Financial Markets     1,282       1,809       3,091         (1,097)            (271)             1,723
Retail Banking                              2,083         747       2,830           (598)            (113)             2,119
Retail Direct                                 317         533         850           (259)            (119)               472
Manufacturing                                   -           -           -         (1,252)               -             (1,252)
Wealth Management                             170         293         463           (308)              12                167
Ulster Bank                                   339         181         520           (254)             (22)               244
Central items                                 (57)         (3)        (60)          (137)              (3)              (200)
                                          -------------------------------------------------------------------------------------

Profit before goodwill amortisation and
 restructuring costs
                                            4,134       3,560       7,694         (3,905)            (516)             3,273
Goodwill amortisation                           -           -           -            (26)               -                (26)
Restructuring costs                             -           -           -           (663)               -               (663)
                                          -------------------------------------------------------------------------------------
Profit on ordinary activities before tax    4,134       3,560       7,694         (4,594)            (516)             2,584
                                          -------------------------------------------------------------------------------------


                                                                                                                       Profit/
                                                                                                                     (loss) on
                                               Net        Non-                                                        ordinary
                                          interest    interest       Total        Operating                         activities
2001                                        income      income      income         Expenses        Provisions*      before tax
                                          -------------------------------------------------------------------------------------
                                          (pound)m    (pound)m    (pound)m         (pound)m           (pound)m        (pound)m

Corporate Banking and Financial Markets    1,251       1,653       2,904           (1,116)              (345)            1,443
Retail Banking                             1,941         875       2,816             (672)               (71)            2,073
Retail Direct                                288         455         743             (244)               (96)              403
Manufacturing                                  -           -           -           (1,128)                 -            (1,128)
Wealth Management                            308         376         684             (376)                 5               313
Ulster Bank                                  313         170         483             (239)               (15)              229
Central items                               (180)        174          (6)             (88)                 6               (88)
                                          -------------------------------------------------------------------------------------

Profit before goodwill amortisation
 and restructuring costs
                                           3,921       3,703       7,624           (3,863)              (516)             3,245
Goodwill amortisation                          -           -           -              (24)                 -                (24)
Restructuring costs                            -           -           -             (638)                 -               (638)
                                          --------------------------------------------------------------------------------------
Profit on ordinary activities before tax   3,921       3,703       7,624           (4,525)              (516)             2,583
                                          --------------------------------------------------------------------------------------


*Comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.

                                                                                                                          Profit/
                                                                                                                        (loss) on
                                               Net        Non-                                                           ordinary
                                          interest    interest       Total        Operating                            activities
2000                                        income      income      income         Expenses        Provisions*         before tax
                                          ---------------------------------------------------------------------------------------
                                          (pound)m    (pound)m    (pound)m         (pound)m           (pound)m           (pound)m

Corporate Banking and Financial Markets      1,200       1,689       2,889           (1,254)            (138)             1,497
Retail Banking                               1,793         752       2,545             (629)             (42)             1,874
Retail Direct                                  230         401         631             (270)            (118)               243
Manufacturing                                    -           -           -           (1,185)               -             (1,185)
Wealth Management                              303         392         695             (420)               5                280
Ulster Bank                                    259         164         423             (222)             (12)               189
Central items                                 (103)         57         (46)            (647)             (56)              (749)
                                          ---------------------------------------------------------------------------------------

Profit before goodwill amortisation
 and restructuring costs
                                             3,682       3,455       7,137           (4,627)            (361)             2,149
Goodwill amortisation                            -           -           -              (27)               -                (27)
Restructuring costs                              -          (3)         (3)            (524)               -               (527)
Exited business                                 (7)        366         359              (81)             (12)               266
                                          --------------------------------------------------------------------------------------
Operating profit                             3,675       3,818       7,493           (5,259)            (373)             1,861
                                          --------------------------------------------------------------------
Profit on disposal of businesses                                                                                          1,041
                                                                                                                        --------
Profit on ordinary activities before tax                                                                                  2,902
                                                                                                                        --------


*Comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.


                                                         Total assets                Net assets
                                                -----------------------    ---------------------------
                                                    2002           2001        2002               2001
                                                    ----           ----        ----               ----
                                                (pound)m       (pound)m    (pound)m          (pound)m

Corporate Banking and Financial Markets          104,797        109,761       4,956              4,700
Retail Banking                                    36,747         33,125       2,262              1,844
Retail Direct                                      5,851          5,733         520                432
Manufacturing                                      1,491          1,301         108                101
Wealth Management                                 12,974         10,795         298                261
Ulster Bank                                       12,880         10,936         976                927
Central items                                     (2,853)         1,076          83               (159)
                                                -----------------------    ----------------------------
                                                 171,887        172,727       9,203              8,106
                                                -----------------------    ----------------------------

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.


                                                                                        Rest of
2002                                                  UK                USA           the World              Total
                                               --------------------------------------------------------------------
                                                (pound)m           (pound)m            (pound)m           (pound)m

Interest receivable                                5,770                 79                 656              6,505
Dividend income                                        8                  5                   -                 13
Fees and commissions receivable                    2,583                107                 218              2,908
Dealing profits                                       87                607                  41                735
Other operating income                               610                 (3)                 12                619
                                               --------------------------------------------------------------------
Gross income                                       9,058                795                 927             10,780
                                               --------------------------------------------------------------------
Profit on ordinary activities before tax           2,053                239                 292              2,584
                                               --------------------------------------------------------------------
Total assets                                     106,612             48,416              16,859            171,887
                                               --------------------------------------------------------------------
Net assets                                         6,520              1,127               1,556              9,203
                                               --------------------------------------------------------------------


                                                                                         Rest of
2001                                                   UK                USA           the World              Total
                                                -------------------------------------------------------------------
                                                 (pound)m           (pound)m            (pound)m           (pound)m

Interest receivable                                 6,529                410                 915              7,854
Dividend income                                        13                  3                   1                 17
Fees and commissions receivable                     2,746                 74                 216              3,036
Dealing profits                                       141                518                  60                719
Other operating income                                630                  -                  12                642
                                                -------------------------------------------------------------------
Gross income                                       10,059              1,005               1,204             12,268
                                                -------------------------------------------------------------------
Profit on ordinary activities before tax            2,053                215                 315              2,583
                                                -------------------------------------------------------------------
Total assets                                      112,147             45,120              15,460            172,727
                                                -------------------------------------------------------------------
Net assets                                          6,692                552                 862              8,106
                                                -------------------------------------------------------------------



                                                                                         Rest of
2000                                                   UK                USA           the World              Total
                                                -------------------------------------------------------------------
                                                 (pound)m           (pound)m            (pound)m           (pound)m

Interest receivable                                 6,964                546               1,005              8,515
Dividend income                                         7                  7                   -                 14
Fees and commissions receivable                     2,684                 64                 209              2,957
Dealing profits                                       271                358                  55                684
Other operating income                                769                 35                  (4)               800
                                                -------------------------------------------------------------------
Gross income                                       10,695              1,010               1,265             12,970
                                                -------------------------------------------------------------------
Profit on ordinary activities before tax            2,421                227                 254              2,902
                                                -------------------------------------------------------------------
Total assets                                      128,868             38,120              19,245            186,233
                                                -------------------------------------------------------------------
Net assets                                          5,799                399                 842              7,040
                                                -------------------------------------------------------------------

48.  Directors' emoluments

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. Their emoluments are disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependents amounted to (pound)281,000 (2001 - (pound)280,000). Six directors (2001 - six) are members of the Royal Bank of Scotland Group Pension Fund, which is a defined benefit scheme.

49.   Transactions with directors, officers and others

(a) At 31 December 2002, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the NatWest Group were (pound)36,276,342 in respect of loans to seven persons who were directors of the Bank (or persons connected with them) at any time during the financial year and (pound)7,615,388 to 41 people who were officers of the Bank at any time during the financial year.

(b) There were no contracts of significance to the business of the Bank and its subsidiaries which subsisted at 31 December 2002, or during the year then ended, in which any director of the Bank had a material interest.

50.   Related party transactions

Subsidiary undertakings -- Details of the principal subsidiary undertakings are shown in Note 19. In accordance with Financial Reporting Standard 8 `Related Party Disclosures' ("FRS 8"), transactions or balances between Group entities that have been eliminated on consolidation and transactions with the holding company and fellow subsidiaries are not reported.

Associated undertakings -- The amounts of loans and advances due from associated undertakings at 31 December 2002 are shown in Note 13 and the amounts of deposits received from associated undertakings as at 31 December 2002 are shown in Note 24. These transactions are conducted on similar terms to third party transactions and are not material to the Group's results or financial condition. Certain subsidiary undertakings in the Group provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arms-length terms depending on their nature. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under FRS 8.

Santander Central Hispano, S.A. ("SCH") -- Under the terms of an alliance agreement, the RBS Group and SCH co-operate in certain banking and financial activities in Europe. The RBS Group holds 2.83% of SCH's capital stock and SCH holds 5.04% of the holding company's ordinary shares.

Directors, officers and others -- Details of directors' emoluments are set out in Note 48. Details of transactions with directors, officers and others connected to them are shown in Note 49.

51. Ultimate holding company

Until January 2003, the NatWest Group's controlling party and immediate parent company was The Royal Bank of Scotland Group plc, which is incorporated in Great Britain and registered in Scotland. As at 31 December 2002, this company heads the only group in which the NatWest Group is consolidated. Copies of the consolidated accounts of The Royal Bank of Scotland Group plc may be obtained from The Secretary, The Royal Bank of Scotland Group plc, 42 St Andrew Square, Edinburgh EH2 2YE.

In January 2003, the ownership of the Bank's entire issued ordinary share capital was transferred from the holding company to The Royal Bank of Scotland plc. The ultimate holding company of the NatWest Group remains The Royal Bank of Scotland Group plc.

52. Significant differences between UK and US generally accepted accounting principles

The Consolidated Financial Statements of NatWest Group are prepared in accordance with UK generally accepted accounting principles ("GAAP") that differ in certain material respects from US GAAP. The significant differences are summarised as follows:

(a) Goodwill -- Under NatWest Group's UK GAAP accounting policy, goodwill is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life, currently over periods of up to 20 years. Under US GAAP, goodwill is recognised as an asset, and is not amortised. Under the transition rules of SFAS 142 `Goodwill and Other Intangible Assets', no amortisation is charged on acquisitions made after 30 June 2001; amortisation is charged up to 31 December 2001 for other goodwill. All goodwill is tested for impairment at least annually.

(b) Property revaluation -- NatWest Group's freehold and leasehold properties are carried at original cost or subsequent valuation. The surplus or deficit on revaluation is included in the Group's reserves. Under US GAAP, revaluations of property are not permitted to be reflected in the financial statements.

(c) Property depreciation -- Depreciation charged under UK GAAP is based on the revalued amount of freehold and long leasehold properties; no depreciation is charged on investment properties. Under US GAAP, the depreciation charge is based on the historical cost of all properties.

(d) Dividends -- Under UK GAAP, dividends are recorded in the period to which they relate, whereas under US GAAP dividends are recorded in the period in which they are declared.

(e) Loan origination fees -- Certain loan fees are recognised when received. Under US GAAP, all loan fees and certain direct costs are deferred and recognised as an adjustment to the yield on the related loan or facility.

(f) Pension costs -- Pension costs, based on actuarial assumptions and methods, are charged in the consolidated accounts so as to allocate the cost of providing benefits over the service lives of employees in a consistent manner approved by the actuary. US GAAP prescribes the method of actuarial valuation and also requires assets to be assessed at fair value and the assessment of liabilities to be based on current interest rates.

(g) Long-term assurance business -- The shareholders' interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities. Under US GAAP, for traditional business, premiums are recognised as revenue when due from the policyholders. Costs of claims are recognised when insured events occur. A liability for future policy benefits is established based upon the present value of future benefits less the present value of future net premiums. Acquisition costs for traditional business contracts are charged to the profit and loss account in proportion to premium revenue recognised. For unit-linked business, premiums and front-end load-type charges receivable from customers and acquisition costs relating to the acquisition of new contracts are capitalised and depreciated in proportion to the present value of estimated gross profits. Costs of claims are recognised when insured events occur.

(h) Leasing -- In accordance with UK GAAP, NatWest Group's accounting policy for finance lease income receivable is to allocate total gross earnings to accounting periods so as to give a constant periodic rate of return on the net cash investment, and certain operating lease assets are depreciated on a reverse-annuity basis. Under US GAAP, finance lease income is recognised so as to give a level rate of return on the investment in the lease but without taking into account the associated tax flows, and all operating lease assets are depreciated on a straight-line basis.

(i) Debt securities and equity shares -- Under UK GAAP, NatWest Group's investments in debt securities and equity shares are classified as being held as investment securities, held for the purpose of hedging or held for dealing purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated securities are amortised to interest income over the period to maturity. Under US GAAP, NatWest Group's investment debt securities and marketable investment equity shares are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of shareholders' equity.

52. Significant differences between UK and US generally accepted accounting principles (continued)

(j) Derivatives and hedging activities -- SFAS 133 `Accounting for Derivative Instruments and Hedging Activities' was effective for NatWest Group's US GAAP information from 1 January 2001. NatWest Group has not made changes in its use of non-trading derivatives to meet the hedge criteria of SFAS
     133. As a result, from 1 January 2001, for US GAAP purposes, NatWest Group's portfolio of non-trading derivatives has been remeasured to fair value and changes in fair value reflected in net income. Under UK GAAP, these derivatives continue to be classified as non-trading and accounted for in accordance with the underlying transaction or transactions. SFAS 133 does not permit non-derivative financial instruments to be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities. The Group's UK and US GAAP reconciliations also reflect transition adjustments on initial application of SFAS 133. These adjustments were: a cumulative-effect-type adjustment increasing net income by(pound)15 million ((pound)21 million less tax of(pound)6 million); and a cumulative-effect-type adjustment decreasing other comprehensive income by(pound)174 million ((pound)249 million less tax of(pound)75 million). SFAS 133 also requires derivatives embedded in other financial instruments to be accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

(k) Software development costs -- Under UK GAAP, most software development costs are written off as incurred. Under US GAAP, certain costs relating to software developed for own use that are incurred after 1 January 1999 are capitalised and depreciated over the estimated useful life of the software.

(l) Acceptances -- Acceptances outstanding and the matching customers' liabilities are not reflected in the consolidated balance sheet, but are disclosed as memorandum items. Under US GAAP, acceptances outstanding and the matching customers' liabilities are reflected in the consolidated balance sheet.

(m) Offset of repurchase and reverse repurchase agreements -- Under UK GAAP, debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance. Under US GAAP, repurchase and reverse repurchase agreements with the same counterparty may be offset only where they have the same settlement date specified at inception.

(n) Deferred taxation -- Following the implementation by NatWest Group of FRS 19 'Deferred Tax', accounting for deferred tax under UK GAAP is now consistent with US GAAP except that deferred tax is not recognised under UK GAAP on certain timing differences resulting from the roll-over of gains on disposal of properties, but is provided under US GAAP on such differences.


Recent developments in US GAAP

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 145 `Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections'. SFAS 145 rescinds existing requirements for accounting for extinguishments of debt, removes an inconsistency in the existing requirements for accounting by lessees for certain lease amendments, and makes other technical corrections to existing statements. The Group has determined that this Statement has no material effect on its US GAAP reporting.

In July 2002, the FASB issued SFAS 146 `Accounting for Costs Associated with Exit or Disposal Activities'. SFAS 146 addresses the recognition and measurement of employee termination costs, contract termination costs and other costs associated with exit or disposal activities, and related disclosures. SFAS 146 is applicable to exit and disposal activities initiated after 31 December 2002. The Group is reviewing this statement to determine the effect on its US GAAP reporting.

In October 2002, the FASB issued SFAS 147 `Acquisitions of Certain Financial Institutions'. SFAS 147 requires certain acquisitions that fell within the scope of SFAS 72 `Accounting for Certain Acquisitions of Banking or Thrift Institutions' to be accounted for in accordance with SFAS 141 `Business Combinations', and includes transitional provisions to deal with unidentified intangible assets recognised under SFAS 72. SFAS 147 is effective from 1 October 2002. The Group has determined that this Statement has no material effect on its US GAAP reporting.

In November 2002, the FASB issued FASB Interpretation No. 45 `Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34'. FIN 45 requires guarantees entered into or modified after 31 December 2002 to be recognised and measured initially at their fair value. The Group is reviewing the initial recognition and measurement requirements of this Statement to assess their effect on the US GAAP reporting.

52. Significant differences between UK and US generally accepted accounting principles (continued)

In December 2002, the FASB issued SFAS 148 `Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of FASB Statement No. 123'. SFAS 148 addresses the treatment of a voluntary change in accounting for stock-based employee compensation from the intrinsic value method under APB Opinion No. 25 `Accounting for Stock Issued to Employees', to the fair-value based method under SFAS 123. The Group is currently not contemplating moving to accounting for stock-based compensation using the fair-value based method of SFAS 123.

In January 2003, the FASB issued FASB Interpretation No. 46 `Consolidation of Variable Interest Entities, an interpretation of ARB No. 51'. FIN 46 addresses accounting for variable interest entities, which are entities where the equity investment at risk is not sufficient to permit the entity to finance its activities without subordinated support from other parties to absorb losses, or where the equity investors lack certain essential characteristics of a controlling financial interest. FIN 46 requires the primary beneficiary of a variable interest entity to consolidate that entity. An enterprise is the primary beneficiary of a variable interest entity if it holds an interest that will absorb the majority of its expected losses or receive a majority of its expected residual returns. FIN 46 requires the holder of a significant variable interest in a variable interest entity to make certain disclosures. The requirements of FIN 46 apply to new variable interest entities created after 31 January 2003, or where the reporting entity acquires an interest after that date, and to other variable interest entities in the first fiscal year or interim period beginning after 15 June 2003.

However, FIN 46 requires disclosures in financial statements issued after 31 January 2003 about variable interest entities that, when FIN 46 becomes effective, it is reasonably possible that the reporting enterprise will consolidate or about which the enterprise will disclose information in accordance with FIN 46. The Group has undertaken a review to identify variable interest entities in which it is the primary beneficiary or in which it has a significant variable interest. The Group has concluded that it is reasonably possible that it is the primary beneficiary of, or has a significant interest in, a number of commercial paper conduits and other asset securitisation vehicles that meet FIN 46's definition of a variable interest entity. These entities acquire financial assets from third parties or from the Group funded by the issue of commercial paper or other debt instruments. The Group supplies certain administrative services and provides credit enhancement, liquidity facilities and derivative transactions to some or all of the entities on an arm's length basis. In the case of the commercial paper conduits, the Group provides programme wide credit enhancement by letters of credit or loan facilities across all tranches of assets funded by conduits. The Group provides funding in the form of reverse repurchase agreements on bonds owned by one variable interest entity. At 31 December 2002, the Group held loan notes issued by these entities with a principal amount of (pound)3.0 billion, had outstanding undrawn liquidity lines amounting to (pound)1.6 billion; and total rate of return swaps with a notional amount of (pound)0.7 billion. The Group's maximum exposure to loss, in the event of non-performance of the entire portfolios of assets in these entities and if all counterclaims proved valueless, is represented by the contractual amount of these instruments.

As experience with FIN 46 develops, the Group is continuing to review its existing interests to identify other variable interest entities in which the Group may have a significant variable interest or of which the Group may be the primary beneficiary.

52. Significant differences between UK and US generally accepted accounting principles (continued)

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders' equity which would result from the application of US GAAP instead of UK GAAP. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.



Consolidated statement of income - net income                 2002            2001           2000
                                                              ----            ----           ----
                                                          (pound)m        (pound)m       (pound)m

Profit attributable to ordinary shareholders - UK GAAP       1,825           1,802          2,160
Adjustments in respect of:
   Goodwill                                                     26               -              -
   Property depreciation                                         5               5              6
   Property disposals                                            4              51             73
   Loan fees and costs                                          22              (7)            (4)
   Pension costs                                               (15)            236            203
   Long-term assurance business                                  -               -             14
   Leasing                                                     (46)            (49)           (10)
   Derivatives and hedging                                     380              18            117
   Software development costs                                  220             371             (5)
   Profit on disposal of NatWest Life                            -               -            409
   Tax effect on the above adjustments                        (168)           (170)          (219)
   Deferred taxation                                             -            (115)            (1)
                                                             ------          ------         ------
Net income available for ordinary shareholders - US GAAP     2,253           2,142          2,743
                                                             ======          ======         ======



Consolidated shareholders' equity                                           2002               2001
                                                                            ----               ----
                                                                        (pound)m           (pound)m

Shareholders' funds - UK GAAP                                              9,203              8,106
Adjustments in respect of:
   Goodwill                                                                   26                  -
   Property revaluation and depreciation                                    (558)              (588)
   Proposed dividend                                                           -                400
   Loan fees and costs                                                      (141)              (163)
   Pension costs                                                             268                283
   Leasing                                                                  (239)              (193)
   Available-for-sale securities                                            (103)               (35)
   Derivatives and hedging                                                   257               (156)
   Software development costs                                                823                603
   Tax effect on cumulative UK/US GAAP income adjustments                   (334)              (166)
   Tax effect on other comprehensive income                                   75                 63
   Deferred taxation                                                        (112)              (112)
                                                                           ------             ------
  Shareholders' equity - US GAAP                                           9,165              8,042
                                                                           ======             ======



Total assets under US GAAP, adjusted to reflect the inclusion of acceptances and the grossing-up of certain repurchase agreements offset under UK GAAP, together with the effect of adjustments made to net income and shareholders' funds, were (pound)182 billion (2001 - (pound)182 billion).

52. Significant differences between UK and US generally accepted accounting principles (continued)

Loan impairment

With effect from 1 January 1995, NatWest Group adopted SFAS 114 'Accounting by Creditors for Impairment of a Loan' and the subsequent amendment SFAS 118 'Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures' for US GAAP purposes. SFAS 114 applies to impaired loans only. Under SFAS 114, a loan is considered impaired, based on current information and events, if it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is primarily based on the present value of expected future cash flows discounted at the loan's effective interest rate, except for collateral dependent loans where impairment is based on the fair value of the collateral. Smaller balance homogeneous consumer loans, (credit card advances, residential mortgages, consumer instalment loans, overdrafts), that are collectively evaluated for impairment, leases and debt securities are outside the scope of SFAS 114.

At 31 December 2002 and 31 December 2001, the NatWest Group estimated that the difference between carrying value of its portfolio under SFAS 114 and its value in NatWest Group's UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders' equity was required.

At 31 December 2002, the Group's non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to (pound)2,549 million (2001 - (pound)2,885 million). Specific provisions of (pound)1,370 million (2001 - (pound)1,449 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year to 31 December 2002 were (pound)3,713 million (2001 - (pound)3,356 million).

Gross income not recognised, but which would have been recognised under the original terms of non-accrual and restructured loans, amounted to (pound)171 million for the year ended 31 December 2002 (2001 - (pound)101 million; 2000 - (pound)118 million) from domestic loans and (pound)32 million for the year ended 31 December 2002 (2001 - (pound)24 million; 2000 - (pound)24 million) from foreign loans. Interest on non-accruals and restructured loans included in net income was (pound)36 million for the year ended 31 December 2002 (2001 - (pound)36 million; 2000 - (pound)39 million) from domestic loans and (pound)5 million for the year ended 31 December 2002 (2001 - (pound)7 million; 2000 - (pound)1 million) from foreign loans.

52. Significant differences between UK and US generally accepted accounting principles (continued)

Cash flow statements - FRS 1/SFAS 95

There are many similarities between SFAS 95, 'Statement of Cash Flows' as amended by SFAS 104 'Statement of Cash Flows - Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions' and FRS 1 `Cash Flow Statements (Revised)'. The principal differences are the classifications of certain transactions.

                                                 Classification under FRS 1                     Classification under SFAS 95
                                                 --------------------------                     ----------------------------
Dividends received                               Returns on investment and servicing            Operating activities
                                                 of finance

Equity dividends paid                            Equity dividends paid                          Financing activities

Dividends paid on non-equity shares              Returns on investment and servicing            Financing activities
                                                 of finance

Tax paid                                         Taxation                                       Operating activities

Purchase and sale of associated and              Acquisitions and disposals                     Investing activities
   subsidiary undertakings

Purchase and sale of investment                  Capital expenditure and                        Investing activities
   securities and fixed assets                   financial investment

Net change in loans and advances,                Operating activities                           Investing activities
   including finance lease receivables

Net change in deposits                           Operating activities                           Financing activities

Net change in debt securities in issue           Operating activities                           Financing activities

Short-term funding not                           Operating activities                           Financing activities
   included in cash


Under FRS 1, transactions designated as hedges are reported under the same heading as the related assets or liabilities.

The composition of cash at 31 December 2002, 2001 and 2000, and the movements in cash for the years then ended are shown in Note 45 and Note 46 respectively to the Consolidated Financial Statements.


Stock-based compensation costs

SFAS 123 'Accounting for Stock-Based Compensation' requires disclosure of the effects of accounting for share compensation schemes based on the estimated fair value of options at the date of grant if this is not charged to net income. The disclosures only apply to options and other awards granted on or after 1 January 1995. NatWest Group's Executive Share Option Scheme and Savings-Related Share Option Scheme fall within the scope of SFAS 123.

The effect of charging fair value of options granted since 1 January 1995 would be to reduce net income in 2000 by (pound)93 million.

Following the acquisition of NatWest on 6 March 2000, options under former NatWest option schemes were exchanged for options over RBS Group shares.

52. Significant differences between UK and US generally accepted accounting principles (continued)

Available-for-sale debt securities

The following table categorises NatWest Group's investment debt securities (which are classified as available-for-sale under US GAAP) by maturity and yield (based on weighted averages) at 31 December 2002:

                                                      After 1 but        After 5 but
                                  Within 1 year     within 5 years     within 10 years     After 10 years           Total
                                ------------------ ----------------- -----------------  -------------------- ------------------
                                  Amount     Yield   Amount    Yield   Amount    Yield    Amount      Yield    Amount    Yield
                                  ------     -----   ------    -----   ------    -----    ------      -----    ------    -----
                                (pound)m         % (pound)m        % (pound)m        %  (pound)m          %  (pound)m        %
British government securities         72       7.4       37      6.7       12      6.8        17         6.5      138      7.0
Other government securities           23       6.0      196      4.1       10      5.0         -           -      229      4.3
Corporate debt securities            106       8.1      358      3.6        -      -           -           -      464      4.7
Mortgage-backed securities             -       -          7      4.7        4      4.4        45         4.9       56      4.8
Bank and building society             19       4.6        -      -          -      -           -           -       19      4.6
Other securities                      77       2.5      351      6.7        1      4.5         8         3.4      437      5.9
                                ------------------ ----------------- -----------------  -------------------- ------------------
Total book value                     297       6.1      949      5.0       27      5.6        70         5.1    1,343      5.2
                                ------------------ ----------------- -----------------  -------------------- ------------------
Total fair value                     319                954                28                 70                1,371
                                ---------          ---------         ---------          ---------            ---------

53.      Balance sheet - the Bank



                                                             Note         2002               2001
                                                             ----     --------           --------
                                                                      (pound)m           (pound)m

Assets
Cash and balances at central banks                                       1,075              1,000
Items in the course of collection from other banks                       2,026              2,236
Treasury bills and other eligible bills                                  1,273                 11
Loans and advances to banks                                              7,702             20,544
Loans and advances to customers                                         72,533             72,035
Debt securities                                                          1,199              3,789
Equity shares                                                              329                349
Participating interests - associated undertakings                           12                  9
Shares in Group undertakings                                 19          9,178              9,018
Tangible fixed assets                                                    1,134              1,206
Other assets                                                             1,852              2,123
Prepayments and accrued income                                             887                767
                                                                      --------           --------
Total assets                                                            99,200            113,087
                                                                      --------           --------

Liabilities
Deposits by banks                                                        2,515             13,208
Items in the course of transmission to other banks                       1,278              1,376
Customer accounts                                                       77,076             74,567
Debt securities in issue                                                    53              4,728
Other liabilities                                                        2,189              3,620
Accruals and deferred income                                             1,162              1,167
Provisions for liabilities and charges
- other provisions                                                         187                159
Subordinated liabilities
- dated loan capital                                         29          3,276              3,579
- undated loan capital including convertible debt            30          2,592              2,745
Called up share capital                                      31          2,159              2,197
Share premium account                                        32          1,286              1,286
Other reserves                                                             298                298
Revaluation reserve                                                      2,924              2,671
Profit and loss account                                                  2,205              1,486
-------------------------------------------------------------------------------------------------
Shareholders' funds
- equity                                                                 8,391              7,419
- non-equity                                                               481                519
-------------------------------------------------------------------------------------------------
Total liabilities                                                       99,200            113,087
                                                                      --------           --------

                             ITEM 19. EXHIBIT INDEX
                             ----------------------

                                                                   Sequentially
Exhibit number         Description                                Numbered Page
--------------         -----------                                -------------

     1.1*              Memorandum and Articles of Association
                       of National Westminster Bank Plc

     4.1**             Service contract for Gordon Pell

     4.1.1             Variation agreement to service contract
                       for Gordon Pell

      7.1              Explanation of ratio calculations

      8.1              Principal subsidiaries of National
                       Westminster Bank Plc


* Incorporated by reference to Exhibit 1.1 to the National Westminster Bank Plc Annual Report on Form 20-F for the fiscal year ended 31 December 2001 (File No. 1-9266).

** Incorporated by reference to Exhibit 4.5 to The Royal Bank of Scotland Group plc Annual Report on Form 20-F for the fiscal year ended 31 December 2000 (File No. 1-10306).

                                   Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.



                         National Westminster Bank Plc
                         -----------------------------
                                   Registrant




/s/ Fred Watt

Fred Watt
Group Finance Director

16 June 2003

I, Frederick Anderson Goodwin, certify that:

1. I have reviewed this annual report on Form 20-F of National Westminster Bank Plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  16 June 2003


/s/ Fred Goodwin
----------------------
Group Chief Executive

I, Frederick Inglis Watt, certify that:

1. I have reviewed this annual report on Form 20-F of National Westminster Bank Plc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 16 June 2003

/s/ Fred Watt
----------------------
Group Finance Director

                                                                    Sequentially
Exhibit number    Description                                      Numbered Page
--------------    -----------                                      -------------

     1.1*         Memorandum and Articles of Association
                  of National Westminster Bank Plc

     4.1**        Service contract for Gordon Pell

     4.1.1        Variation agreement to service contract
                  for Gordon Pell

      7.1         Explanation of ratio calculations

      8.1         Principal subsidiaries of National
                  Westminster Bank Plc


* Incorporated by reference to Exhibit 1.1 to the National Westminster Bank Plc Annual Report on Form 20-F for the fiscal year ended 31 December 2001 (File No. 1-9266).

** Incorporated by reference to Exhibit 4.5 to The Royal Bank of Scotland Group plc Annual Report on Form 20-F for the fiscal year ended 31 December 2000 (File No. 1-10306).