Form 20-F
period 2003-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2004-04-26
CIK 702162

FORM 20-F

(Mark one)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended		31 December 2003

OR	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from		__________ __________

Commission file number		1 – 9266

NATIONAL WESTMINSTER BANK Plc
ENGLAND
135 Bishopsgate, London, EC2M 3UR, England

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class		Name of each exchange on which registered

-	Non-Cumulative Dollar Preference Shares of $25 each, Series B	New York Stock Exchange
-	American Depositary Shares, each representing one Non-Cumulative Dollar Preference Share of $25 each, Series B	New York Stock Exchange
-	Non-Cumulative Dollar Preference Shares of $25 each, Series C	New York Stock Exchange
-	American Depositary Shares, each representing one Non-Cumulative Dollar Preference Shares of $25 each, Series C	New York Stock Exchange
-	Exchangeable Capital Securities, Series A	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
- £1 Ordinary shares	1,678,176,558
- Non-Cumulative Dollar Preference Shares of $25 each, Series B	10,000,000
- Non-Cumulative Dollar Preference Shares of $25 each, Series C	12,000,000
- 9% Non-Cumulative Preference Shares of £1 each, Series A	140,000,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports),
and (2) has been subject to such filing requirements for the past 90 days.	☒	YES	☐	NO

Indicate by check mark which financial statement item the registrant has elected to follow.	☐	Item 17	☒	Item 18

NATIONAL WESTMINSTER BANK Plc

ANNUAL REPORT ON FORM 20-F
FOR THE YEAR ENDED 31 DECEMBER 2003
CONTENTS

Item	Item Caption	Page

	Presentation of Information	4
PART I
1	Identity of Directors, Senior Management and Advisers	*
2	Offer Statistics and Expected Timetable	*
3	Key Information	6
	Selected financial data	6
	Capitalisation and indebtedness	*
	Reasons for the offer and use of proceeds	*
	Risk factors	11
4	Information on the Bank	12
	History and development of the Bank	12
	Business overview	12
	Organisational structure	18
	Property, plant and equipment	18
5	Operating and Financial Review and Prospects	19
	Operating results	19
	Liquidity and capital resources	47
	Research and development, patents, licences etc	*
	Trend information	47
	Off balance sheet arrangements	42
	Contractual obligations	43
6	Directors, Senior Management and Employees	48
	Directors and senior management	48
	Compensation	50
	Board practices	50
	Employees	53
	Share ownership	54
7	Major Shareholders and Related Party Transactions	55
	Major shareholders	55
	Related party transactions	55
	Interests of experts and counsel	*
8	Financial Information	56
	Consolidated statements and other financial information	56
	Significant changes	56

*	Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc or otherwise not included herein.

9	The Offer and Listing		57
		Offer and listing details	57
		Plan of distribution	*
		Markets	58
		Selling shareholders	*
		Dilution	*
		Expenses of the issue	*
10	Additional Information		59
		Share capital	*
		Memorandum and articles of association	59
		Material contracts	59
		Exchange controls	59
		Taxation	59
		Dividends and paying agents	*
		Statement of experts	*
		Documents on display	63
		Subsidiary information	*
11	Quantitative and Qualitative Disclosure about Market Risk		64
12	Description of Securities other than Equity Securities		*

PART II
13	Defaults, Dividend Arrearages and Delinquencies		*
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		*
15	Controls and Procedures		74
16	Reserved		*
16A	A	Audit Committee financial expert	51
	B	Code of ethics	54
	C	Principal Accountant Fees and services	86
	D	Exemptions from the Listing Standards for Audit Committee	*

PART III
17	Financial Statements		*
18	Financial Statements		75
19	Exhibits		128
	Signature		129

*	Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc or otherwise not included herein.

PRESENTATION OF INFORMATION

In this report, the term 'Bank' means National Westminster Bank Plc and 'NatWest Group' means the Bank and its subsidiary and associated undertakings.

National Westminster Bank Plc was a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc until January 2003, when ownership of the entire issued ordinary share capital was transferred to The Royal Bank of Scotland plc. For the purpose of this report, the term 'RBS Group' means The Royal Bank of Scotland Group plc and its subsidiary and associated undertakings, including the Bank, and the term the ‘Royal Bank’ refers to The Royal Bank of Scotland plc.

The Bank publishes its financial statements in pounds sterling (“£” or “sterling”). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (“UK”). Reference to ‘dollars’ or ‘$’ are to United States of America (“US”) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of UK domestic transactions of NatWest Group. Foreign activities comprise NatWest Group’s transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office – UK and Overseas. Management believe that presentation on this basis provides more useful information on the yields, spreads and margins of NatWest Group’s activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which NatWest Group is managed. ‘UK’ in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

NatWest Group distinguishes its trading from non-trading activities by determining whether a business unit’s principal activity is trading or non-trading and then attributing all of that unit’s activities to one portfolio or the other. Although this method may result in some non-trading activity being classified as trading, and vice versa, NatWest Group believes that any resulting misclassification is not material.

In this report, the terms ‘UK GAAP’ and ‘US GAAP’ refer to generally accepted accounting principles (“GAAP”) in the UK and the US respectively.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to NatWest Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which NatWest Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated fluctuations in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of NatWest Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this report speak only as of the date of this report, and NatWest Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion on certain risks faced by NatWest Group, see Risk Factors on page 11.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

NatWest Group's Consolidated Financial Statements are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a discussion of such differences and a reconciliation of net income and consolidated shareholders’ funds between UK GAAP and US GAAP, see Note 50 to the Consolidated Financial Statements. The dollar financial information has been translated for convenience at the rate of £1.00 to $1.7842, the Noon Buying Rate on 31 December 2003.

Summary consolidated profit and loss account	2003	2003	2002	2001	2000	1999

	$m	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP:
Continuing operations
Net interest income	7,194	4,032	4,134	3,921	3,675	3,620
Non-interest income	5,750	3,223	3,560	3,703	3,818	3,895

Total income	12,944	7,255	7,694	7,624	7,493	7,515
Operating expenses	(6,359)	(3,564)	(4,594)	(4,525)	(5,259)	(5,074)

Profit before provisions	6,585	3,691	3,100	3,099	2,234	2,441
Provisions for bad and doubtful debts	(979)	(549)	(508)	(510)	(359)	(237)
Amounts written off fixed asset investments	(2)	(1)	(8)	(6)	(14)	(23)

Operating profit	5,604	3,141	2,584	2,583	1,861	2,181
Losses on termination of Equities operations	-	-	-	-	-	(14)
Profit/(loss) on disposal of businesses	-	-	-	-	967	(14)

Profit before tax - continuing operations	5,604	3,141	2,584	2,583	2,828	2,153
Discontinued operations
Profit on the disposal of interests in discontinued
operations	-	-	-	-	74	110

Profit on ordinary activities before tax	5,604	3,141	2,584	2,583	2,902	2,263
Tax on profit on ordinary activities	(1,690)	(947)	(713)	(733)	(692)	(583)
Minority interests – equity	2	1	(5)	(5)	(9)	(11)

Profit for the financial year	3,916	2,195	1,866	1,845	2,201	1,669
Preference dividends – non-equity	(69)	(39)	(41)	(43)	(41)	(39)

Profit attributable to ordinary shareholders	3,847	2,156	1,825	1,802	2,160	1,630

Amounts in accordance with US GAAP:
Net income available for ordinary shareholders	3,856	2,161	2,253	2,142	2,743	1,637

Preference dividends
	2003	2003	2002	2001	2000	1999

	$m	£m	£m	£m	£m	£m
Non-cumulative preference shares of £1, Series A	23	13	13	13	13	13
Non-cumulative preference shares of US$25, Series B	21	12	13	14	13	12
Non-cumulative preference shares of US$25, Series C	25	14	15	16	15	14

	69	39	41	43	41	39

Ordinary dividends

	2003	2003	2002	2001	2000	1999

	$m	£m	£m	£m	£m	£m

Interim	4,027	2,257	695	399	3,973	219
Final	-	-	-	400	600	-

Total	4,027	2,257	695	799	4,573	219

Summary consolidated balance sheet

	2003	2003	2002	2001	2000	1999

Amounts in accordance with UK GAAP:	$m	£m	£m	£m	£m	£m

Loans and advances to banks (net of provisions)	63,182	35,412	23,664	31,269	34,995	28,793
Loans and advances to customers (net of provisions)	183,009	102,572	112,122	100,618	98,824	88,998
Debt securities and equity shares	40,678	22,799	17,913	21,208	34,239	39,844
Intangible fixed assets	487	273	331	284	186	540
Other assets	21,084	11,817	17,857	19,348	18,020	27,585

Total assets	308,440	172,873	171,887	172,727	186,264	185,760

Called up share capital	3,793	2,126	2,159	2,197	2,187	2,150
Share premium account	2,295	1,286	1,286	1,286	1,286	1,237
Other reserves	744	417	400	420	347	331
Profit and loss account	9,454	5,299	5,358	4,203	3,236	5,640

Shareholders' funds	16,286	9,128	9,203	8,106	7,056	9,358

Minority interests	5	3	47	110	103	96
Subordinated liabilities	10,247	5,743	5,933	6,396	6,904	7,541

Total capital resources	26,538	14,874	15,183	14,612	14,063	16,995

Deposits by banks	31,327	17,558	17,718	25,246	30,143	27,451
Customer accounts	207,983	116,569	111,477	99,951	109,722	98,117
Debt securities in issue	3,768	2,112	208	5,222	9,172	11,556
Other liabilities	38,824	21,760	27,301	27,696	23,164	31,641

Total liabilities	308,440	172,873	171,887	172,727	186,264	185,760

Amounts in accordance with US GAAP:

Shareholders' equity	16,404	9,194	9,165	8,042	6,487	8,063
Total assets	329,461	184,655	181,531	181,536	186,044	184,870

Other financial data

	2003	2002	2001	2000	1999

Other financial data based upon UK GAAP:

Return on average total assets (1)	1.22%	1.02%	0.95%	1.10%	0.86%
Return on average ordinary shareholders' equity (2)	25.7%	21.9%	24.3%	26.6%	19.4%
Average shareholders' equity as a percentage of average
total assets	5.0%	4.9%	4.2%	4.3%	4.7%
Risk asset ratio
Tier 1	9.2%	8.9%	7.9%	7.1%	9.2%
Total	13.3%	13.0%	12.3%	12.2%	16.2%
Ratio of earnings to combined fixed charges and
preference share dividends (3)
Including interest on deposits	2.53	2.04	1.58	1.52	1.45
Excluding interest on deposits	6.94	3.82	4.30	4.88	3.82
Ratio of earnings to fixed charges only (3)
Including interest on deposits	2.58	2.07	1.60	1.53	1.47
Excluding interest on deposits	7.50	4.00	4.56	5.16	4.05

Other financial data based upon US GAAP:

Return on average total assets (1)	1.18%	1.18%	1.11%	1.40%	0.86%
Return on average ordinary shareholders' equity (2)	25.7%	27.5%	30.5%	39.5%	22.6%
Average shareholders' equity as a percentage of average
total assets	4.9%	4.6%	3.9%	3.8%	4.1%
Ratio of earnings to combined fixed charges and
preference share dividends (3)
Including interest on deposits	2.50	2.28	1.73	1.67	1.46
Excluding interest on deposits	6.82	4.48	5.12	5.97	3.86
Ratio of earnings to fixed charges only (3)
Including interest on deposits	2.55	2.32	1.75	1.68	1.46
Excluding interest on deposits	7.37	4.69	5.42	6.32	4.03

Notes:

(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(3)	For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs’ purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’):

US dollars per £1	March 2004	February 2004	January 2004	December 2003	November 2003	October 2003

Noon buying rate

High	1.8680	1.9045	1.8511	1.7842	1.7219	1.7025
Low	1.7943	1.8182	1.7902	1.7200	1.6693	1.6598

US dollars per £1		31 December

		2003	2002	2001	2000	1999

Noon buying rate
Year end rate		1.7842	1.6095	1.4543	1.4955	1.6150
Average rate for the year (1)		1.6450	1.5043	1.4396	1.5204	1.6144

Consolidation rate (2)
Year end rate		1.7857	1.6128	1.4498	1.4925	1.6165
Average rate for the year		1.6354	1.5032	1.4401	1.5160	1.6178

Notes:

(1)	The average of the Noon Buying Rates on the last business day of each month during the year.
(2)	The rates used by NatWest Group for translating dollars into sterling in the preparation of its consolidated financial statements.
(3)	On 22 April 2004, the Noon Buying Rate was £1.00 = $1.7684.

RISK FACTORS

Set out below are certain risk factors which could affect NatWest Group’s future results and cause them to be materially different from expected results. NatWest Group’s results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The financial performance of NatWest Group is affected by borrower credit quality and general economic conditions, in particular in the UK. Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of NatWest Group’s businesses. Adverse changes in the credit quality of NatWest Group’s borrowers and counterparties or a general deterioration in UK, US or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of NatWest Group’s assets and require an increase in the provision for bad and doubtful debts and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect NatWest Group’s business. The most significant market risks NatWest Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by NatWest Group’s non-UK subsidiaries, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of NatWest Group’s investment and trading portfolios. NatWest Group has implemented risk management methods to mitigate and control these and other market risks to which NatWest Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the NatWest Group’s financial performance and business operations.

Operational risks are inherent in the Group’s business. NatWest Group’s businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational risk and losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, NatWest Group’s suppliers or counterparties. Although NatWest Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by NatWest Group.

Each of NatWest Group’s businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how NatWest Group conducts its business and on NatWest Group’s results of operations. NatWest Group is subject to financial services laws, regulations, administrative actions and policies in each location in which NatWest Group operates. This supervision and regulation, in particular in the UK, if changed could materially affect NatWest Group’s business, the products and services offered or the value of assets.

NatWest Group’s future growth in earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions. NatWest Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, NatWest Group’s earnings could grow more slowly or decline.

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

A central Manufacturing function provides services to entities in the RBS Group. Allocations of manufacturing costs are made on appropriate bases to individual legal entities, including NatWest.

At 31 December 2003, NatWest Group had total assets of £172.9 billion and shareholders' funds of £9.1 billion.

The RBS Group operates on an integrated basis through a divisional structure. The divisions relevant to NatWest Group are Corporate Banking and Financial Markets, Retail Banking, Retail Direct, Manufacturing, Wealth Management and Ulster Bank. A description of each of these business activities is given below.

Corporate Banking and Financial Markets

Corporate Banking and Financial Markets ("CBFM") provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas. These services include corporate and commercial banking, treasury and capital markets products, structured and leveraged finance and trade finance.

Financial Markets provides corporate and institutional customers with treasury services, including global interest rate derivatives trading, bond origination and trading, sovereign debt trading, futures brokerage, foreign exchange, money market, currency derivative and rate risk management services. RBS Greenwich Capital, with headquarters in Connecticut US, delivers debt market solutions tailored to meet the needs of companies and institutions around the world.

Retail Banking

Retail Banking provides a full range of banking products and related financial services to the personal, premium and small business markets. These services are delivered from branches throughout Great Britain and through the telephone, ATMs and the internet.

To meet its customer’s need in the personal banking market, Retail Banking offers a variety of products: money transmission, savings, loans mortgages and insurance. In the small business market, Retail Banking provides a full range of services which include money transmission and cash management, short, medium and long-term financial and deposit products and insurance. Customer choice and flexibility is at the heart of the Retail Banking proposition and a number of options are available to customers for carrying out their day to day banking transactions through branches, ATM’s, the internet, and the telephone.

Retail Direct

Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes Lombard Direct and the Comfort Card businesses in Europe, both of which offer products to customers through direct channels. During 2003, Retail Direct acquired the credit card portfolios of Frankfurt based Santander Direkt Bank.

Manufacturing

Manufacturing supports the customer facing businesses of both the Bank and the Royal Bank, mainly CBFM, Retail Banking, Retail Direct and Wealth Management, and provides operational technology, customer support in telephony, account management and money transmission, global purchasing, property and other services. Appropriate charges are made to both the Bank and the Royal Bank.

Wealth Management

Wealth Management comprises the Coutts Group, which focuses on private banking. During 2003, the Miami-based Latin American operations of Coutts were sold and the acquisition of Bank von Ernst & Cie AG a private bank based in Switzerland was completed.

Ulster Bank

Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets. On 6 October 2003, RBS Group announced that it had agreed the terms of a recommended acquisition for cash of First Active plc. The acquisition was completed in January 2004.

Competition

The Bank and its subsidiaries are subject to intense competition in all aspects of their business. In the UK, the Bank’s principal competitors are other clearing banks, building societies (which are similar to savings and loans associations in the US) and the other major international banks.

Competition for corporate and institutional customers in the UK remains strong. In addition to the UK banks, large foreign financial institutions are also active and offer combined investment and commercial banking capabilities.

In the small business banking market, where competition remains strong, NatWest Group competes with other UK clearing banks, with specialised finance providers and building societies.

In the personal banking market, competition remains intense. In addition to UK banks and building societies, major retailers, life assurance companies and internet-only players are active in the market. The mortgage market has remained highly competitive, with re-mortgaging activity by customers at a high level.

The UK credit card market is highly competitive. Large retailers, utilities and specialist card issuers, including major US operators, are active in the market in addition to UK banks and building societies. There has been some consolidation in the market as large players have acquired smaller portfolios, but non-bank new entrants continue to grow in importance in the marketplace. Competition is across a range of dimensions, including aggressive pricing, loyalty and reward schemes and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and increasingly, the internet.

Coutts Group competes as a private bank with UK clearing and private banks and with international private banks. Difficult market conditions have seen some retrenchment of competitive activity, particularly in the ‘mass-affluent’ segment.

In Northern Ireland and the Republic of Ireland, Ulster Bank competes in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as both UK and Irish institutions seek to expand their businesses.

In the United States, NatWest Group competes through RBS Greenwich Capital in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

Monetary policy

NatWest Group’s earnings are affected by domestic and global economic conditions. The policies of the UK government, and of governments in other countries in which the Group operates, also have an impact.

The UK government sets an inflation target, which changed in December 2003 from a 2.5% target based on the retail prices index excluding mortgage interest payments to a 2% target based on the consumer prices index, in line with other European countries.

The Bank of England has operational independence in setting the repo rate to achieve the inflation target. The Bank of England was given independence by the Chancellor of the Exchequer in 1997, with the aim of making monetary policy free from political influence, and therefore more stable and credible. The Bank of England’s Monetary Policy Committee (“MPC”) meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. One-off meetings can also be held in exceptional circumstances – for example, when UK interest rates were cut by a quarter point following the terrorist attacks on 11 September 2001. In response to the downturn in the global economy and the terrorist attacks, the Bank of England, along with other major central banks around the world, cut rates sharply in 2001. Rates remained at exceptionally low levels throughout 2002, and were reduced again in the first half of 2003, reflecting the uncertain nature of the global and domestic economic circumstances. However, signs of recovery in the global economy led the Bank of England to increase rates by a quarter point in both November 2003 and February 2004, to 4%.

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but the sharp depreciation of the US dollar against the euro, and consequent volatility of sterling, has played a role in the MPC’s recent monthly debates.

European Economic and Monetary Union (“EMU”)

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

Euro notes and coins were introduced into circulation on 1 January 2002 in accordance with the Maastricht Treaty, which required that legacy currency notes and coins be withdrawn by 30 June 2002. Also on 1 January 1999, the European Central Bank ("ECB") assumed responsibility for the operation of monetary policy throughout the euro zone. The ECB sets one short-term interest rate to cover all twelve countries. The UK government continues to support EMU entry in principle, but has decided the UK will not adopt the single currency until it is in the UK’s economic interests, with a positive referendum vote. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation. An assessment of these five tests took place in June 2003, resulting in the publication of HM Treasury’s assessment, the 18 supporting EMU studies, and a third outline National Changeover Plan. While indicating that these five economic tests have yet to be fully met, the government has set out a programme of economic reforms and structural assessments necessary to achieve readiness for entry.

RBS Group continues to co-operate with the UK government, and to work within the financial services sector, to develop thinking and plans regarding a range of practical issues that would arise if the UK were to decide to enter EMU. In particular, RBS Group continues its involvement in discussions as to how a phased transition could be achieved, in order to minimise cost and risk. In addition, due attention is being paid to the implications, for elements of NatWest Group and for customers, of the introduction of euro notes and coins and the withdrawal of sterling.

Uncertainty continues on the likelihood and timing of the euro being introduced in the UK. It is not possible to estimate with any degree of certainty the ultimate cost of making systems and operations fully compliant. Expenditure in the year ended 31 December 2003 in preparation for the possible introduction of the euro in the UK was minimal.

Supervision and regulation

1 United Kingdom
1.1 The regulatory regime applying to the UK financial services industry
The Financial Services and Markets Act 2000 (“FSMA 2000”), containing an integrated legislative framework for regulating most of the UK financial services industry, came into force at the end of 2001. This established the Financial Services Authority (the “FSA”) as the single statutory regulator responsible for regulating deposit taking, insurance and investment business in the UK.

Under the FSMA 2000, businesses require the FSA’s permission to undertake specified types of activities including entering into and carrying out contracts of insurance; managing, dealing in or advising on, investments; accepting deposits; and issuing electronic money (“regulated activities”). The FSA has published detailed regulatory requirements contained in a Handbook of Rules and Guidance.

As indicated when the FSMA 2000 first came into force, the Government is currently in the process of reviewing aspects of the impact of this legislation. This review commenced at the end of 2003 and will last for two years. Areas being considered include the impact of the FSMA 2000 on competition and also certain practices and processes adopted by the FSA. This review could lead to some changes to the scope of this legislation.

The FSA’s statutory objectives are to maintain confidence in, and to promote public understanding of, the UK financial system; to secure an appropriate degree of consumer protection; and to reduce the scope for financial crime. In achieving these objectives, the FSA must take account of certain “principles of good regulation” which include recognising the responsibilities of authorised firms’ own management, facilitating innovation and competition and acting proportionately in imposing burdens on the industry.

1.2 Authorised firms in NatWest Group
NatWest Group forms part of The Royal Bank of Scotland Group (“RBS Group”) which contains companies spanning a range of financial services sectors. A number of companies in NatWest Group, undertake banking and investment business and are authorised to conduct regulated activities by the FSA. These companies are referred to as ‘authorised firms’. The FSA supervises the banking business of the UK-based banks in NatWest Group, including National Westminster Bank Plc, Coutts & Co and Ulster Bank Limited.

Coutts & Co Investment Management Limited undertakes investment management business.

1.3 The FSA’s regulatory approach and supervisory standards
The regulatory regime focuses on the risks to the FSA of not meeting its statutory objectives and uses the full range of regulatory tools (including the authorisation of firms, rule-making, supervision, investigation and enforcement) available to the FSA. It is founded on a risk based, integrated approach to regulation.

The FSA can request information from and give directions to, authorised firms. It may also require authorised firms to provide independent reports prepared by professionals. The FSA can exercise indirect control over the holding companies of authorised firms via its statutory powers to object to persons who are, or will become, ‘controllers’ of these firms.

Given the number of authorised firms in the RBS Group and the range and complexity of business undertaken by them, the FSA has carried out a comprehensive risk assessment of these firms and generally, they are subject to direct and on-going FSA supervision.

Setting standards for firms
The FSA carries out the prudential supervision of all authorised firms and also regulates the conduct of their business in the UK. Currently, the application of its conduct of business rules to banking business and general insurance business is limited but the FSA will be assuming powers to regulate general insurance intermediation activities from January 2005 (as noted below) and this will have a significant impact on that sector.

Prudential supervision includes monitoring the adequacy of a firm’s management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Different prudential requirements have applied to different sectors of the financial services industry. However, the FSA has prepared an Integrated Prudential Sourcebook (aimed at applying a more harmonised and consistent approach to prudential regulation across the whole industry) and this is expected to be implemented in stages, from the end 2004 until the end of 2006.

Many of the standards relating to the capital which firms must hold to absorb losses arising from risks to its business are determined by EC legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks.

A parallel process of reviewing and revising the current EU Capital Adequacy requirements is also underway. This will impact on all European banks and investment firms. The EU Risk Based Capital Directive is expected to be finalised in 2004 so that it can be implemented by Member States in parallel with Basel II, at the end of 2006. In the UK, the relevant changes will be implemented via changes to the FSA’s Integrated Prudential Sourcebook.

In its supervisory role, the FSA sets requirements relating to matters such as consolidated supervision, capital adequacy, liquidity, large exposures, and the adequacy of accounting procedures and controls. Banks are required to set out their policy on “large exposures” and to inform the FSA of this. The policy must be reviewed annually and any significant departures from policies must be discussed with the FSA. Large exposures must be monitored and controlled.

From the beginning of 2005, the FSA’s remit will also be extended to cover regulation of the sale and administration of general insurance and certain other types of insurance contracts.

Firms must also meet standards relating to their senior management arrangements and internal systems and controls and must comply with rules designed to reduce the scope for firms to be used for money laundering. The FSA continues to supervise compliance with anti-money laundering obligations closely and new legislation and amended rules which came into force on 1 March 2004.

Conduct of business standards essentially govern key aspects of firms’ relationships with customers, and require the provision of clear and adequate information, the managing of conflicts of interest and the recommending of products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements.

The FSA’s Conduct of Business Rules currently require authorised firms in NatWest Group such as National Westminster Bank Plc and Ulster Bank Limited to determine whether to market the “packaged products” (i.e. personal pensions, life assurance, collective investment schemes and investment trust savings schemes) of only one company or group, or to become an independent intermediary, providing customers with advice across a broader range of products (this is called the “polarisation regime” and was introduced as a consumer protection mechanism). A group of persons allied together for purposes of marketing packaged products is referred to as a “marketing group”.

NatWest and Ulster Bank are members of the NatWest Marketing Group and market the packaged products of the NatWest Marketing Group through their branches. At present, under the FSA’s rules, neither NatWest or Ulster Bank Limited are permitted to advise on packaged products more generally. Independent advice is available to customers through the Royal Bank of Scotland Group Independent Financial Services Limited, another member of the RBS Group.

Recognising both the substantial anti–competitive effects of the polarisation regime and the fact that it generates little consumer benefits, the FSA has decided to abolish this regime and these changes are due to be implemented in late 2004.

Focus on customers
An important element of securing an appropriate degree of consumer protection is ensuring that suitable arrangements are made for dealing with customer complaints. Firms are required to establish appropriate internal complaint handling procedures and to report complaints statistics to the FSA. Where an issue cannot be resolved by the parties it may be referred for independent assessment to a complaints scheme run by the Financial Ombudsman Service. The Financial Services Compensation Scheme (financed by levies on authorised firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

1.4 Enforcement
Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. It works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm’s authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against authorised firms to address unfair terms in financial services consumer contracts.

1.5 Extension of the FSA’s responsibilities
From 31 October 2004, the scope of the FSA’s responsibilities will be widened to cover the regulation and supervision of mortgage lending and administration and the provision of mortgage advice. Arrangements relating to the sale and administration of general insurance (and certain other insurance) contracts will become regulated from January 2005. All of these types of activities are undertaken by companies in the Group and this extension of the scope of statutory regulation is likely to have a significant impact on how the relevant businesses operate in the future.

1.6 Other relevant UK agencies and Government departments
Consumer credit issues are covered by the Department of Trade and Industry (“DTI”) and the Office of Fair Trading (“OFT”) and competition issues are dealt with by the OFT.

The business of granting consumer credit is heavily regulated. Aspects of the consumer credit business are currently being reviewed, at both national and EU levels. Changes to UK legislation are expected to be implemented in late 2004. The DTI also has responsibility for company law matters. Various aspects of company law are currently being reviewed, at both national and EU levels. Some proposals have already been adopted and further changes are expected.

The Competition Commission recommended a number of pricing and behavioural remedies following its inquiry into the UK market for small business banking. NatWest Group has implemented the pricing remedies with effect from 1 January 2003 and offered NatWest Group’s SME customers interest on current accounts. NatWest Group has also given undertakings to implement the behavioural remedies. These behavioural remedies include measures to ease the process of switching of accounts between banks and to enable terms and conditions to be compared between banks and were implemented on 31 December 2003, as required by the OFT.

1.7 The European dimension
A considerable amount of the recent UK financial services regulation emanates via the European Union as part of its Financial Services Action Plan (“FSAP”). The primary objective of the FSAP is the completion of a single European market in financial services and specifically the establishment of a single wholesale market, an open and secure retail market and state-of-the-art prudential rules and supervision within the EU Member States. Work under the FSAP is expected to be completed by 2005. This initiative has generated (and will continue generating, for the foreseeable future) a number of EU Directives all requiring to be implemented in EC Member States (including the UK).

2 United States
 The Bank maintains a branch in the United States and consequently its operations are subject to regulation under the Bank Holding Company Act of 1956, as amended (the “BHCA”), by the Board of Governors of the Federal Reserve System (the “Board”). The BHCA generally prohibits the Bank from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires the Bank to obtain the prior approval of the Board before acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any US bank or bank holding company. However, the US Gramm-Leach-Bliley Act of 1999 (the “GLBA”) permits bank holding companies that have met certain eligibility criteria and elected to become ‘financial holding companies’ to engage in a significantly broader range of non-banking activities than those described above. Under the GLBA and related Board regulations, the Bank has elected to become a financial holding company effective as of 11 February 2004.

The Bank’s US subsidiaries, and the Bank’s US offices, are subject to direct supervision and regulation by various other federal and state authorities. The Bank’s New York branch is supervised by the New York Banking Department. The Bank’s US securities affiliates are subject to regulation and supervision by the Securities and Exchange Commission.

3 Regulatory developments for capital and risk management
The Basel Committee on Banking Supervision, which meets at the Bank of International Settlements in Switzerland, sets the standards for firm’s weighted risk asset calculations and associated regulatory capital triggers. This Committee is updating the existing regulatory capital rules and has targeted the middle of 2004 to agree the new framework, called Basel II. Full adoption of these new rules is expected from the end of December 2006.

The Accord, based around three Pillars of Minimum Capital Requirements (Pillar 1), Supervisory Review (Pillar 2) and Market Discipline (Pillar 3), presents a fundamental change to the current capital adequacy regime and will have wide ranging consequences for the banking industry as a whole. RBS Group is actively involved in dialogue with various regulatory groups and is taking the necessary steps to prepare for the new Accord.

ORGANISATIONAL STRUCTURE

Until January 2003, the Bank was a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc, which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The principal subsidiary undertakings of NatWest Group and their activities are detailed in note 16.

On 31 January 2003, ownership of the Bank’s entire issued ordinary share capital was transferred to the Royal Bank, which is also a wholly owned subsidiary of the RBS Group.

DESCRIPTION OF PROPERTY AND EQUIPMENT
The NatWest Group’s properties include its principal office in London at 135 Bishopsgate.

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least once every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that its value has changed significantly, given market conditions. Any increase or deficit on revaluation is reflected in the carrying value of premises at that time. Any impairment in the value of premises where there is a clear consumption of economic benefits is charged in full to the profit and loss account. Other impairments of premises are charged to the profit and loss account after eliminating any previous revaluation surplus on the premises. Any profit from the sale of revalued premises is calculated by deducting the revalued amount from the net proceeds. The revaluation of premises at 31 December 2003 resulted in a £21 million increase in property revaluation reserves.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2003 was £147 million (2002 – £123 million; 2001 – £135 million).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Critical accounting policies
The reported results of NatWest Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. NatWest Group’s principal accounting policies are set out on pages 82 to 84. UK company law and accounting standards require the directors, in preparing NatWest Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard (“FRS”) 18 ‘Accounting Policies’ requires an entity to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The judgements and assumptions involved in NatWest Group’s accounting policies that are most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by NatWest Group would affect its reported results.

Provisions for bad and doubtful debts
NatWest Group provides for losses existing in its lending book so as to state its impaired loan portfolio at its expected ultimate net realisable value. Specific provisions are established against individual exposures and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Bad and doubtful debt provisions made during the year less amounts released and recoveries of amounts written-off in previous years are charged to the profit and loss account. Loans and advances are reported on the balance sheet net of specific and general provisions.

For certain homogeneous portfolios, including credit card receivables and other personal advances including mortgages, specific provisions are established on a portfolio basis, taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These factors are kept under constant review by NatWest Group.

For loans and advances that are individually assessed, the specific provision is determined from a review of the financial condition of the borrower and any guarantor and takes into account the customer’s debt capacity and financial flexibility; the level and quality of earnings; the amount and sources of cash flows; the industry in which the customer operates; and the realisable value of any security held. The most significant estimates that affect the quantum of a specific provision are the amounts and timing of receipts from the borrower and the amount that will be recovered from any security held.

Evaluating these estimates involves significant judgement as receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions. Additionally, the security may not be readily marketable.

The general provision covers bad and doubtful debts that have not been separately identified at the balance sheet date but are known to be present in any portfolio of advances. The level of general provision is assessed in the light of past experience and reflects the size and diversity of NatWest Group’s loan portfolio, the current state of the economies in which NatWest Group operates, other factors affecting the business environment, recent trends in companies going into administration, receivership and bankruptcy and NatWest Group’s monitoring and control procedures, including the scope of specific provisioning procedures.

The future credit quality of NatWest Group’s lending book is subject to uncertainties that could cause actual credit losses to differ materially from reported loan loss provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends and changes in NatWest Group’s portfolios.

Loans and advances – recognition of interest income
Where the collectibility of interest is in doubt it is excluded from the profit and loss account but is credited to an interest in suspense account. As interest charged to overdraft accounts loses its identity, the determination of the collectibility is generally achieved through individual file reviews. However, for some products, such as personal loans and credit cards, suspension of interest is automated based on the number of payments in arrears. Such automated suspension of interest may be accelerated in the event of death, bankruptcy, legal proceedings or financial hardship. Notwithstanding any arrears, where it is established that the customer is able to cover interest, it is credited to the profit and loss account. Loans classified as impaired and any related suspended interest are written-down to their estimated net realisable value when it is determined that there is no realistic prospect of recovery of all or part of the loan.

Fair value
Securities and derivatives held for trading purposes are recognised in the financial statements at fair value. In the balance sheet, trading securities are included within Treasury and other eligible bills, Debt securities and Equity shares as appropriate. Positive fair values (assets) of trading derivatives are included in Other assets and negative fair values (liabilities) in Other liabilities. Positive and negative fair values of trading derivatives are offset where the contracts have been entered into under master netting agreements or other agreements that give a legally enforceable right of set-off. Gains or losses arising from changes in fair value are included in Dealing profits in the profit and loss account.

Fair value is the value at which a position could be closed out or sold in a transaction to a willing and knowledgeable counterparty over a reasonable period of time under current market conditions. Fair values are determined by reference to observable market prices where available and reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, the fair value is derived from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Securities carried at fair value include government, asset-backed and corporate debt obligations and corporate equity shares. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Determining fair value for such instruments does not involve significant judgement. Where observable prices are not available or if a position could be liquidated only at an unfavourable price or over an extended period, fair value is based on appropriate valuation techniques or management estimates.

NatWest Group’s derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of NatWest Group’s pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future operational costs.

Goodwill
NatWest Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. Under UK GAAP goodwill is amortised and there is a rebuttable presumption that the useful economic life of purchased goodwill does not exceed 20 years from the date of acquisition. The useful economic life of acquired goodwill is assessed on the basis of the type and diversity of the business, its location and the markets in which it operates. Under US GAAP goodwill is not amortised but is subject to annual review for impairment.

An impairment test is designed to assess the recoverable amount of an asset or, in the case of goodwill, an operating segment, by comparing its carrying value with the discounted value of future cash flows that it will generate. Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting, the valuation of the separable assets of each business whose goodwill is being reviewed and an assessment of the discount rate appropriate to the business. Under UK GAAP, impairment tests are only undertaken in the year following an acquisition or when there is evidence that impairment might have occurred. US GAAP requires annual impairment tests that are different from any UK tests and accordingly they may support a different carrying value for the asset being tested.

Accounting developments
UK GAAP
The Accounting Standards Board published FRS 5 Application Note G Revenue recognition that is applicable to the Group for the year ended 31 December 2003. No changes to the Group’s revenue recognition policies were required.

International Financial Reporting Standards (“IFRS”)
In June 2002, the European Union adopted a regulation that requires, from 1 January 2005, listed companies to prepare their financial statements in accordance with international accounting standards. The Group’s 2005 financial statements will therefore be prepared in accordance with International Financial Reporting Standards (“IFRS”). These comprise not only IFRS but also International Accounting Standards (“IAS”).

In the light of the European Union decision, the International Accounting Standards Board (“IASB”) announced its commitment to have a platform of high quality, improved standards in place by the end of March 2004 and its intention to avoid mandatory accounting changes between 2004 and 2006. Adoption of new standards issued in that period would be discretionary. A number of new or revised standards that will be effective for 2004 have only recently, or not yet, been finalised. These include standards of major significance for the Group, in particular IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. Revised versions of IAS 32 and IAS 39 were published on 18 December 2003 and the IASB’s proposals on macro-hedging were issued at the end of March 2004. Nevertheless, there can be no certainty about the applicable accounting standards in respect of 2005 until IAS 32 and IAS 39 are ratified by the European Union.

During 2003, the Group initiated a programme to change its accounting policies and practices to be IFRS compliant by 2005. A dedicated project team has been assembled and separate work streams established for each difference in accounting that will require significant effort to implement. Activities during 2003 included documenting differences between the Group’s current accounting policies and IFRS, detailed planning for the move to IFRS, identification of implementation methodologies, the specification of IT requirements and raising awareness of IFRS throughout the Group.

IFRS differ in certain significant respects from the Group’s accounting policies under UK GAAP. The summary below outlines the important differences for the Group in respect of recognition and measurement on the basis of extant IFRS that will be effective for 2005, including revised IAS 32 and IAS 39:

Dividends – IFRS require dividends payable to be recorded in the period in which they are declared whereas under UK GAAP dividends are recorded in the period to which they relate.

Computer software – under UK GAAP, most software development costs are written off as incurred. Under IFRS, such costs are capitalised if certain conditions are met and amortised over the estimated useful life of the software.

Pensions – under UK GAAP, the cost of defined benefit pension schemes and healthcare plans is determined by independent professionally qualified actuaries using the projected unit method and recognised on a systematic basis over employees’ service lives. Scheme liabilities are discounted at a long-term stable rate. Under IFRS, scheme liabilities are discounted at the market rate on high quality corporate bonds. Actuarial gains and losses must be amortised, on a straight-line basis over the expected average remaining working lives of employees, to income or expense if they amount cumulatively to more than 10% of the present value of scheme liabilities or 10% of the fair value of scheme assets.

Financial instruments: financial assets – under UK GAAP, loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see ‘Derivatives and hedging’ below), and securities are classified as being held as investment securities, or held for dealing purposes. Investment debt securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated securities are amortised to interest income over the period to maturity. Other securities are carried at fair value. Under IFRS, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held for trading or designated as fair value are taken to the profit and loss account. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as fair value through profit and loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

Effective interest rate and lending fees – under UK GAAP, loan origination fees are recognised when receivable unless they are charged in lieu of interest. IFRS requires origination fees to be deferred and recognised as an adjustment to the effective interest rate on the related financial asset. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. Under IFRS, the carrying value of a financial instrument held at amortised cost is calculated using the effective interest method.

Loan impairment – under UK GAAP, provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Impairment must be assessed individually for individually significant assets but can be assessed collectively for other assets.

Financial instruments: financial liabilities – IFRS require all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as fair value through profit and loss on initial recognition. Under UK GAAP, short positions in securities and trading derivatives are carried at fair value, all other financial liabilities are recorded at amortised cost.

Liabilities and equity – under UK GAAP, all issued shares are classified as shareholders’ funds, and analysed between equity and non-equity interests. There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares.

Derivatives and hedging – under UK GAAP, non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the profit and loss account. Under IFRS, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge –the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecast transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in the profit and loss account as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative’s gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the profit and loss account. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness.

Offset – for a financial asset and financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously. However, under UK GAAP an intention to settle net is not a requirement for set off, although the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.

Leasing – under UK GAAP, finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease. IFRS require a level rate of return on the net investment in the lease. This means that under UK GAAP tax cash flows are taken into account in allocating income but they are not under IFRS.

Share based payments – IFRS 2 requires recognition of the full economic benefit provided to employees and other suppliers in the form of equity instruments. Under UK GAAP recognition is limited to the intrinsic value of awards to employees and subject to a minimum recognisable benefit for certain all-employee awards.

US GAAP
 For a discussion of recent developments in US GAAP relevant to the Group, see Note 50 on the accounts.

Overview of results

The following table summarises NatWest Group's results for each of the three years ended 31 December 2003:

Consolidated profit and loss account	2003	2002	2001

	£m	£m	£m

Net interest income	4,032	4,134	3,921

Dividend income	61	13	17
Fees and commissions receivable	3,014	2,908	3,036
Fees and commissions payable	(796)	(715)	(711)
Dealing profits	797	735	719
Other operating income	147	619	642

Non-interest income	3,223	3,560	3,703

Total income	7,255	7,694	7,624

Administrative expenses
staff costs*	(1,243)	(1,755)	(2,097)
premises and equipment*	(207)	(285)	(368)
other*	(2,001)	(2,084)	(1,495)
Depreciation and amortisation
tangible fixed assets*	(95)	(444)	(541)
goodwill	(18)	(26)	(24)

Operating expenses	(3,564)	(4,594)	(4,525)

Profit before provisions for bad and doubtful debts	3,691	3,100	3,099
Provisions for bad and doubtful debts	(549)	(508)	(510)
Amounts written off fixed asset investments	(1)	(8)	(6)

Profit on ordinary activities before tax	3,141	2,584	2,583
Tax	(947)	(713)	(733)

Profit after tax	2,194	1,871	1,850

* includes restructuring costs (see page 30)

2003 compared with 2002

Profit before tax increased by 22% from £2,584 million to £3,141 million.

Total income was £7,255 million compared with £7,694 million in the prior year. Good growth in Retail Direct and Ulster Bank was offset by a reduction in income due to the transfer of Lombard to the Royal Bank on 31 January 2003 which also contributed to a decrease in operating expenses of £1,030 million, 22% to £3,564 million.

Net interest income decreased by 2%, £102 million, to £4,032 million. Average interest-earning assets of the banking business decreased by 1%, £0.9 billion, to £111.8 billion. Within this, average loans and advances to customers declined £9.0 billion, average loans and advances to banks increased by £8.6 billion and debt securities decreased by £0.5 billion.

The lower interest rate environment adversely affected deposit margins as it reduced the benefit of interest-free funds. Net interest income was further impacted by the effect of implementing from 1 January 2003 the pricing remedies agreed following the Competition Commission inquiry into SME banking and by lower money market income, due to less favourable market conditions. Net interest margin was unchanged at 3.6%

Non-interest income decreased by 9%, £337 million to £3,223 million. Fees and commissions receivable increased by 4%, £106 million to £3,014 million due to increased lending, transmission and card related fees. Fees payable, including brokerage, were up £81 million to £796 million due to higher banking and card related fees.

Dealing profits increased by £62 million, 8% to £797 million. This reflects strong growth in all product areas. The performance in the first half of the year benefited from the unusually high levels of demand for mortgage backed securities in the US.

Other operating income fell from £619 million to £147 million, due principally to the reduction in operating lease rental income as a result of the transfer of Lombard to the Royal Bank.

Operating expenses were down 22%, £1,030 million to £3,564 million. The completion of integration resulted in lower restructuring costs, down £550 million to £113 million. Staff costs were 29%, £512 million lower at £1,243 million reflecting lower staff numbers, resulting from the transfer of Lombard and certain other activities to the Royal Bank. Other operating expenses decreased £518 million, 18% to £2,321 million due mainly to a reduction in operating lease depreciation as a result of the transfer of Lombard to the Royal Bank.

Provisions for bad and doubtful debts and amounts written off fixed asset investments at £550 million were £34 million higher than prior year reflecting growth in lending. Increased provisions in Retail Banking were largely offset by a reduction in provisions in Corporate Banking and Financial Markets.

The tax charge for the year was £947 million (2002 - £713 million) equivalent to 30% (2002 - 28%) of profit before tax.

Profit attributable to ordinary shareholders increased by 18% from £1,825 million to £2,156 million.

Total assets were up £1.0 billion from £171.9 billion to £172.9 billion. Loans and advances to customers were down 9%, £9.6 billion at £102.6 billion, partly due to the transfer of Lombard. Loans and advances to banks increased by £11.7 billion to £35.4 billion.

Capital ratios at 31 December 2003 were 9.2% (tier 1) and 13.3% (total).

2002 compared with 2001

Profit before tax at £2,584 million was similar to the prior year at £2,583 million despite the transfer and disposal of businesses during 2001.

Net interest income increased by 5%, £213 million to £4,134 million. Average interest-earning assets of the banking business decreased by 5%, £5.3 billion to £112.7 billion. Average loans and advances to customers increased by £4.9 billion, average loans and advances to banks decreased by £5.9 billion and debt securities decreased by £4.2 billion. Interest spread rose by 0.43% with growth in higher-yielding customer lending offsetting the effect of the lower interest rate environment. Net interest margin of the banking business improved to 3.6% from 3.3%.

Non-interest income decreased 4%, £143 million to £3,560 million mainly due to the disposal of businesses in the previous year. Fees and commissions receivable decreased by 4%, £128 million to £2,908 million. Dealing profits increased by £16 million, 2% to £735 million. Other operating income fell by 4%, £23 million to £619 million.

Operating expenses were up 2%, £69 million to £4,594 million. Included in operating expenses are restructuring costs, up 4%, £25 million to £663 million. The conversion of NatWest IT systems onto the Royal Bank technology platform was completed in October 2002. Staff costs were 16%, £342 million lower at £1,755 million reflecting lower staff numbers, which fell by 10,400 to 22,600 predominately as a result of staff transferring to the Royal Bank. Other operating expenses increased £411 million, 17% to £2,839 million due to an increased management charge reflecting the services provided by the Royal Bank.

Provisions for bad and doubtful debts decreased by £2 million to £508 million. Total provisions at 31 December 2002 were 82% of risk elements in lending, compared with 74% at 31 December 2001.

The tax charge for the year was £713 million (2001 - £733 million) equivalent to 28% (2001 - 28%) of profit before tax.

Profit attributable to ordinary shareholders increased by 1% from £1,802 million to £1,825 million.

Group total assets were £171.9 billion at 31 December 2002. Loans and advances to customers were £112.1 billion.

Capital ratios at 31 December 2002 were 8.9% (tier 1) and 13.0% (total).

Net interest income

	2003	2002	2001

	£m	£m	£m

Interest receivable	5,979	6,505	7,854
Interest payable	(1,947)	(2,371)	(3,933)

Net interest income	4,032	4,134	3,921

	%	%	%
Gross yield on interest-earning assets of banking business	5.3	5.8	6.7
Cost of interest-bearing liabilities of banking business	(2.2)	(2.8)	(4.0)

Interest spread of banking business	3.1	3.0	2.7
Benefit from interest-free funds	0.5	0.6	0.6

Net interest margin of banking business	3.6	3.6	3.3

The following table gives average interest rates, yields and margins for the three years ended 31 December 2003.

	2003	2002	2001

	%	%	%
Yields, spreads and margins of the banking business:
Gross yield (1)
Group	5.3	5.8	6.7
UK	5.5	6.0	6.8
Overseas	4.4	4.6	5.9

Interest spread (2)
Group	3.1	3.0	2.7
UK	3.3	3.2	3.0
Overseas	2.4	1.8	1.1

Net interest margin (3)
Group	3.6	3.6	3.3
UK	3.7	3.8	3.6
Overseas	3.0	2.8	2.3

The Bank's base rate	3.7	4.0	5.1
London inter-bank three month offered rate:
Sterling	3.7	4.1	5.0
Eurodollar	1.2	1.8	3.8
Euro	2.3	3.3	4.3

Notes:

(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

2003 compared with 2002

Net interest income decreased by 2%, £102 million, to £4,032 million. Average interest-earning assets of the banking business decreased by 1%, £0.9 billion, to £111.8 billion. Within this, average loans and advances to customers declined £9.0 billion, average loans and advances to banks increased by £8.6 billion and debt securities decreased by £0.5 billion.

While individual product margins remained stable, overall mix improvements resulted in an increase in the Group's interest spread from 3.0% to 3.1%. Net interest margin was unchanged at 3.6%. Interest-free balances fell by £2.7 billion due in part to the outcome of the Competition Commission inquiry into SME banking. This, together with the lower interest rate environment, contributed to the reduction in the benefit of interest-free funds from 0.6% to 0.5%, offsetting the improvement in spread.

2002 compared with 2001

Net interest income increased by 5%, £213 million to £4,134 million. Average interest-earning assets of the banking business decreased by 5%, £5.3 billion to £112.7. Average loans and advances to customers increased by £4.9 billion, average loans and advances to banks decreased by £5.9 billion and debt securities decreased by £4.2 billion.

Interest spread rose by 0.3% with growth in higher-yielding customer lending offsetting the effect of the lower interest rate environment. Net interest margin of the banking business improved to 3.6% from 3.3%.

Average balance sheets and interest rates

The following table shows average balances and interest rates for each of the past three years.

	2003			2002			2001

	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate

ASSETS	£m	£m	%	£m	£m	%	£m	£m	%
Treasury bills and other eligible bills
UK	-	-	-	-	-	-	53	3	5.7
Overseas	-	-	-	29	1	3.5	93	3	3.2
Loans and advances to banks
UK	17,576	590	3.4	9,147	355	3.9	12,301	615	5.0
Overseas	4,708	113	2.4	4,543	121	2.7	7,264	383	5.3
Loans and advances to customers(1)
UK	78,053	4,695	6.0	86,274	5,353	6.2	80,858	5,759	7.1
Overseas	9,972	527	5.3	10,745	574	5.3	11,285	751	6.7
Debt securities
UK	1,228	44	3.6	1,253	62	5.0	2,530	152	6.0
Overseas	247	10	4.0	713	39	5.5	3,652	188	5.1

Total interest-earning assets – Banking business	111,784	5,979	5.3	112,704	6,505	5.8	118,036	7,854	6.7

Total interest-earning assets – Trading business(2)	48,794			47,384			48,418

Total interest-earning assets	160,578			160,088			166,454
Non-interest-earning assets	16,514			19,326			21,322

Total assets	177,092			179,414			187,776

Percentage of assets applicable to overseas operations	41.3%			35.6%			35.6%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits by banks
UK	4,634	149	3.2	12,054	424	3.5	10,227	495	4.8
Overseas	2,725	60	2.2	1,847	59	3.2	4,472	230	5.1
Customer accounts
- demand deposits
UK	38,161	518	1.4	32,744	494	1.5	31,869	820	2.6
Overseas	2,554	21	0.8	2,321	38	1.6	2,422	86	3.6
- savings deposits
UK	10,196	253	2.5	8,659	225	2.6	10,027	355	3.5
Overseas	369	5	1.4	65	1	1.5	69	2	2.9
- other time deposits
UK	20,321	638	3.1	21,559	791	3.7	25,497	1,193	4.7
Overseas	4,508	108	2.4	4,402	126	2.9	5,046	224	4.4
Debt securities in issue
UK	263	8	3.0	602	27	4.4	3,098	160	5.2
Overseas	241	8	3.3	1,345	54	4.0	5,997	311	5.2
Loan capital
UK	5,844	213	3.6	6,173	260	4.2	6,395	381	6.0
Overseas	30	1	3.3	-	-	-	171	14	8.2
Internal funding of trading business
UK	(1,621)	(35)	2.2	(5,183)	(128)	2.5	(6,118)	(287)	4.7
Overseas	-	-	-	(129)	-	-	(1,220)	(51)	4.2

Total interest-bearing liabilities – Banking business	88,225	1,947	2.2	86,459	2,371	2.8	97,952	3,933	4.0

Total interest-bearing liabilities – Trading business(2)	48,241			46,162			45,660

Total interest-bearing liabilities	136,466			132,621			143,612
Non-interest bearing liabilities
Demand deposits
UK	13,577			17,745			17,341
Overseas	2,370			1,874			1,595
Other liabilities	15,823			18,314			17,274
Shareholders' funds	8,856			8,860			7,954

Total liabilities and shareholders' equity	177,092			179,414			187,776

Percentage of liabilities applicable to overseas operations	40.0%			31.8%			32.7%

The analysis into UK and Overseas has been compiled on the basis of location of office.

Notes:

(1)	Loans and advances to customers include non-accrual loans. Interest income includes interest on non-accruing loans only to the extent that cash payments have been received.
(2)	Interest receivable and interest payable on trading assets and trading liabilities are included in dealing profits.

Changes in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the year and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2003 compared with 2002			2002 compared with 2001

	Increase/(decrease) due to changes in:

	Average volume	Average rate	Net change	Average volume	Average rate	Net change

	£m	£m	£m	£m	£m	£m
INTEREST-EARNING ASSETS
Treasury bills and other eligible bills
UK	-	-	-	(2)	(1)	(3)
Overseas	(1)	-	(1)	(2)	-	(2)
Loans and advances to banks
UK	288	(53)	235	(139)	(121)	(260)
Overseas	4	(12)	(8)	(113)	(149)	(262)
Loans and advances to customers
UK	(504)	(154)	(658)	368	(774)	(406)
Overseas	(41)	(6)	(47)	(35)	(142)	(177)
Debt securities
UK	(1)	(17)	(18)	(67)	(23)	(90)
Overseas	(21)	(8)	(29)	(160)	11	(149)

Total interest receivable of banking business
UK	(217)	(224)	(441)	160	(919)	(759)
Overseas	(59)	(26)	(85)	(310)	(280)	(590)

	(276)	(250)	(526)	(150)	(1,199)	(1,349)

INTEREST-BEARING LIABILITIES
Deposits by banks
UK	242	33	275	(79)	150	71
Overseas	(23)	22	(1)	104	67	171
Customer accounts
- demand deposits
UK	(76)	52	(24)	(22)	348	326
Overseas	(4)	21	17	3	45	48
- savings deposits
UK	(39)	11	(28)	44	86	130
Overseas	(4)	-	(4)	-	1	1
- other time deposits
UK	44	109	153	168	234	402
Overseas	(3)	21	18	26	72	98
Debt securities in issue
UK	12	7	19	115	18	133
Overseas	38	8	46	199	58	257
Loan capital
UK	13	34	47	13	108	121
Overseas	(1)	-	(1)	7	7	14
Internal funding of trading business*
UK	(79)	(14)	(93)	(39)	(120)	(159)
Overseas	-	-	-	(24)	(27)	(51)

Total interest payable of banking business
UK	117	232	349	200	824	1,024
Overseas	3	72	75	315	223	538

	120	304	424	515	1,047	1,562

Movement in net interest income
UK	(100)	8	(92)	360	(95)	265
Overseas	(56)	46	(10)	5	(57)	(52)

Overseas	(156)	54	(102)	365	(152)	213

* Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

Non-interest income

	2003	2002	2001

	£m	£m	£m

Dividend income	61	13	17
Fees and commissions receivable	3,014	2,908	3,036
Fees and commissions payable	(796)	(715)	(711)
Dealing profits	797	735	719
Other operating income	147	619	642

	3,223	3,560	3,703

2003 compared with 2002

Non-interest income fell by 9%, £337 million, to £3,223 million. Fees and commissions receivable increased by 4%, £106 million to £3,014 million due to increased lending, transmission and card related fees. Fees payable including brokerage were up £81 million to £796 million due to higher banking and card related fees.

Dealing profits, which is income before associated direct costs from our role in servicing customer demand for interest and currency rate protection and mortgage backed securitisation, increased by £62 million, 8% to £797 million. This reflects strong growth in volumes in all product areas. The performance in the first half of the year benefited from the unusually high levels of demand for mortgage backed securities in the US.

Other operating income fell from £619 million to £147 million, due principally to a reduction in operating lease rental income as a result to the transfer of Lombard to the Royal Bank.

2002 compared with 2001

Non-interest income fell by 4%, £143 million, to £3,560 million. Fees and commissions receivable decreased by 4%, £128 million, to £2,908 million. Dealing profits increased by £16 million, 2% to £735 million. Other operating income fell by 4%, £23 million, to £619 million.

Operating expenses

	2003	2002	2001

	£m	£m	£m
Administrative expenses
staff costs*	1,243	1,755	2,097
premises and equipment *	207	285	368
other *	2,001	2,084	1,495

Total administrative expenses	3,451	4,124	3,960

Depreciation and amortisation
tangible fixed assets*	95	444	541
goodwill	18	26	24

Operating expenses	3,564	4,594	4,525

*Includes restructuring costs, comprised as follows:
Staff costs	73	447	413
Premises and equipment	22	92	57
Other administrative expenses	18	123	138
Depreciation	-	1	30

	113	663	638

2003 compared with 2002

Operating expenses were down 22%, £1,030 million to £3,564 million. Included in operating expenses are restructuring costs, down £550 million to £113 million. Staff costs were 29%, £512 million lower at £1,243 million reflecting lower staff numbers, resulting from the transfer of Lombard and certain other activities to the Royal Bank. Other operating expenses decreased £518 million, 18% to £2,321 million due mainly to a reduction in operating lease depreciation as a result of the transfer of Lombard to the Royal Bank.

2002 compared with 2001

Operating expenses were up 2%, £69 million to £4,594 million. Included in operating expenses are restructuring costs, up 4%, £25 million to £663 million. The conversion of NatWest IT systems onto the Royal Bank technology platform was completed in October 2002. Staff costs were 16%, £342 million lower at £1,755 million reflecting lower staff numbers, which fell by 10,400 to 22,600. Other operating expenses increased £411 million, 17% to £2,839 million.

Provisions

	2003	2002	2001

	£m	£m	£m

Gross new provisions	562	533	535
Less: recoveries	(12)	(17)	(19)

Charge to profit and loss account	550	516	516

Comprising
Provisions for bad and doubtful debts	549	508	510
Amounts written-off fixed asset investments	1	8	6

Charge to profit and loss account	550	516	516

2003 compared with 2002

Provisions for bad and doubtful debts of £549 million were up £41 million. Increased provisions in Retail Banking and Retail Direct were largely offset by a reduction in provisions in Corporate Banking and Financial Markets. Total provisions for bad and doubtful debts at 31 December 2003 were 67% of risk elements in lending. Amounts written off fixed asset investments decreased from £8 million to £1 million.

2002 compared with 2001

Provisions for bad and doubtful debts of £508 million were down £2 million. Total provisions for bad and doubtful debts at 31 December 2002 were 82% of risk elements in lending. Amounts written off fixed asset investments increased from £6 million to £8 million.

Applicable income taxes

The following table shows applicable income taxes and tax rates for each of the past three years:

	2003	2002	2001

	£m	£m	£m

Tax charge for the year	947	713	733

UK corporate tax rate	30.0%	30.0%	30.0%
Effective tax rate	30.1%	27.6%	28.4%

The actual tax charge for continuing operations differs from the expected tax charge for continuing operations computed by applying the UK corporate tax rate as follows:

	2003	2002	2001

	£m	£m	£m

Expected tax charge	942	775	775
Goodwill amortisation	5	8	7
Non-deductible items	44	57	58
Non-taxable items	(78)	(60)	(27)
Capital allowances in excess of depreciation	(30)	(276)	(184)
Taxable foreign exchange movements	(8)	(9)	5
Foreign profits taxed at other rates	5	(4)	(18)
Unutilised losses brought forward and carried forward	(20)	(11)	(13)
Current taxation adjustments relating to prior periods	21	(22)	(79)

Current tax charge for the year	881	458	524

Deferred taxation:
Origination and reversal of timing differences	69	303	179
Adjustments in respect of prior periods	(3)	(48)	30

Actual tax charge	947	713	733

Overview of balance sheet
Summary consolidated balance sheet

	2003	2002

	£m	£m
Assets
Cash and balances at central banks and items in the
course of collection from other banks	3,367	3,336
Treasury bills and other eligible bills	541	1,724
Loans and advances to banks	35,412	23,664
Loans and advances to customers	102,572	112,122
Debt securities and equity shares	22,799	17,913
Other assets	8,182	13,128

Total assets	172,873	171,887

Liabilities
Deposits by banks and items in the course of
transmission to other banks	18,501	18,932
Customer accounts	116,569	111,477
Debt securities in issue	2,112	208
Other liabilities	20,817	26,087
Subordinated liabilities	5,743	5,933
Minority interests	3	47
Shareholders' funds including non-equity interests	9,128	9,203

Total liabilities	172,873	171,887

Contingent liabilities and commitments	65,880	66,465

Analysis of repurchase agreements

	2003	2002

	£m	£m
Reverse repurchase agreements and stock borrowing

Loans and advances to banks	11,219	10,188
Loans and advances to customers	9,093	15,611

	20,312	25,799

Repurchase agreements and stock lending

Deposits by banks	11,074	7,529
Customer accounts	17,804	18,566

	28,878	26,095

Overview – summary consolidated balance sheet

Total assets of £172.9 billion at 31 December 2003 were down £1.0 billion, 1% compared with 31 December 2002.

Treasury bills and other eligible bills decreased by £1.2 billion, 69% to £0.5 billion, reflecting liquidity management.

Loans and advances to banks rose £11.7 billion, 50%, to £35.4 billion. Excluding growth in reverse repurchase agreements and stock borrowing (“reverse repos”), up £1.0 billion, 10%, to £11.2 billion, bank placings were up £10.7 billion, 80%, to £24.2 billion.

Loans and advances to customers decreased £9.6 billion, 9%, to £102.6 billion, reflecting the transfer of Lombard to the Royal Bank, £10.3 billion, and lower reverse repos, down £6.5 billion, 42%, at £9.1 billion. Excluding these, lending rose £7.2 billion, 8% to £95.3 billion, with growth in all divisions.

Debt securities increased by £4.9 billion, 29%, to £21.7 billion, principally due to increased holdings in Financial Markets.

Tangible fixed assets were down £2.3 billion, 60%, to £1.5 billion, primarily due to the transfer of Lombard to the Royal Bank.

Other assets decreased by £2.1 billion, 40%, to £3.2 billion, mainly due to a decline in the mark-to-market value of trading derivatives.

Deposits by banks were down £0.2 billion, 1% to £17.6 billion, with lower inter-bank deposits, down £3.7 billion, 36%, to £6.5 billion, largely offset by growth in repurchase agreements and stock lending (“repos”), up £3.5 billion, 47%, to £11.1 billion.

Customer accounts increased £5.1 billion, 5% to £116.6 billion, despite the transfer of Lombard, £0.9 billion, and lower repos, down £0.8 billion, 4%, to £17.8 billion. Excluding these, deposits rose £6.8 billion, 7%, to £98.8 billion with growth mainly in CBFM, Retail Banking, Wealth Management and Ulster Bank.

Debt securities in issue were up £1.9 billion at £2.1 billion primarily to meet the Group’s funding requirements.

Other liabilities decreased by £2.0 billion, 31%, principally due to a decrease in the mark-to-market value of trading derivatives and the disposal of subsidiary undertakings, including the transfer of Lombard.

Accruals and deferred income declined by £1.4 billion, 45% to £1.7 billion and provisions for deferred taxation decreased by £1.1 billion, 92%, to £0.1 billion, mainly as a result of the transfer of Lombard.

Subordinated liabilities decreased by £0.2 billion, 3%, to £5.7 billion. The redemption of £0.3 billion (US$500 million) dated loan capital and the effect of exchange rate movements, £0.2 billion, were only partially offset by the issue to the Royal Bank, by two subsidiary undertakings, of £0.3 billion (US$550 million) dated loan capital.

Description of assets and liabilities

Assets

Loan portfolio
 NatWest Group’s loan portfolio consists of loans (including overdraft facilities), instalment credit and finance lease receivables.

Overdraft facilities provide the customer with a demand deposit account and demand credit facility combined in a single checking (current) account. An overdraft is effected whenever a customer’s drawings on a demand deposit account exceed the credit balance of the account, the balance of which may alternate between debit and credit. While overdrafts are contractually repayable on demand, unless a fixed term has been agreed, in practice customers will from time to time make deposits into the account thereby reducing indebtedness or increasing a credit balance in accordance with their requirements. Borrowing limits on the overdraft facility are established and full repayment is normally only required if the customer fails to honour the conditions on which the limit was granted or their financial position has so deteriorated such that it is necessary to take protective action. Overdraft facilities are usually reviewed at least annually. Interest is generally calculated on the daily outstanding balance by reference to NatWest Group’s base rate and is typically charged monthly.

Analysis of loans to customers by geographical area and type of customer

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included within the ‘within 1 year’ category.

	Within 1 year	After 1 but within 5 years	After 5 years	2003 Total	2002	2001	2000	1999

	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	126	1	-	127	215	95	1,822	1,853
Manufacturing	1,957	571	368	2,896	3,751	3,421	3,581	3,495
Construction	1,454	466	436	2,356	2,088	1,857	1,778	1,602
Finance	377	201	164	742	1,091	1,159	3,257	5,518
Service industries and business activities	6,503	2,993	3,184	12,680	11,531	12,263	11,500	11,352
Agriculture, forestry and fishing	800	398	533	1,731	1,689	1,647	1,660	1,619
Property	3,025	1,807	2,132	6,964	5,486	4,694	4,888	4,728
Individuals - home mortgages	677	3,179	20,689	24,545	22,286	20,425	19,265	18,613
- other	6,488	3,444	2,828	12,760	11,690	10,287	9,759	8,174
Finance leases and instalment credit	517	1,133	311	1,961	11,456	11,092	8,123	7,198

Total domestic	21,924	14,193	30,645	66,762	71,283	66,940	65,633	64,152
Overseas residents	10,960	500	1,803	13,263	15,448	17,694	14,788	10,519

Total UK offices	32,884	14,693	32,448	80,025	86,731	84,634	80,421	74,671

Overseas
United States	9,195	320	2,519	12,034	16,868	8,157	9,836	6,779
Rest of the World	7,152	2,430	2,829	12,411	10,618	9,950	10,651	9,727

Total overseas offices	16,347	2,750	5,348	24,445	27,486	18,107	20,487	16,506

Loans and advances to customers – gross	49,231	17,443	37,796	104,470	114,217	102,741	100,908	91,177

Provisions for bad and doubtful debts				(1,898)	(2,095)	(2,123)	(2,084)	(2,179)

Loans and advances to customers – net				102,572	112,122	100,618	98,824	88,998

Fixed rate	12,396	3,729	9,448	25,573	37,143	25,224	32,433	62,784
Variable rate	36,835	13,714	28,348	78,897	77,074	77,517	68,475	28,393

Gross loans and advances to customers
– by maturity	49,231	17,443	37,796	104,470	114,217	102,741	100,908	91,177

For further information regarding NatWest Group's operations by geographical area, see Note 45 to the Consolidated Financial Statements.

Provisions for bad and doubtful debts

Provisioning policy

NatWest Group’s approach to managing credit risk is discussed under Item 11 on page 64 of this Annual Report and its accounting policy for loans and advances is set out on page 83. NatWest Group provides for losses existing in its lending book to record loans and advances at their expected ultimate net realisable value.

Provision for bad and doubtful debts

For a discussion of the factors considered in determining the amount of the provisions, see ‘Provisions’ on page 65. The following table shows the elements of provisions for bad and doubtful debts:

	2003	2002	2001	2000	1999

	£m	£m	£m	£m	£m
Provisions at beginning of year
Domestic	1,559	1,656	1,723	1,756	1,897
Foreign	543	475	375	436	712

	2,102	2,131	2,098	2,192	2,609

Currency translation and other adjustments
Domestic	-	5	(15)	(3)	12
Foreign	-	(15)	13	17	(17)
Acquisition/(disposal) of subsidiaries
Domestic	(156)	-	(28)	7	(3)
Foreign	4	-	(10)	-	-
Amounts written-off
Domestic	(467)	(418)	(372)	(497)	(546)
Foreign	(139)	(126)	(84)	(129)	(283)
Recoveries of amounts written-off in previous years
Domestic	8	13	10	144	172
Foreign	4	4	9	8	11
Charged to profit and loss account
Domestic	414	303	338	316	224
Foreign	135	205	172	43	13
Provisions at end of year
Domestic	1,358	1,559	1,656	1,723	1,756
Foreign	547	543	475	375	436

	1,905	2,102	2,131	2,098	2,192

Gross loans and advances to customers
Domestic	66,762	71,283	66,940	65,633	64,152
Foreign	37,708	42,934	35,801	35,275	27,025

	104,470	114,217	102,741	100,908	91,177

Closing customer provisions as a % of gross loans
and advances to customers
Domestic	2.03%	2.19%	2.47%	2.63%	2.74%
Foreign	1.43%	1.25%	1.30%	1.02%	1.57%

	1.82%	1.83%	2.07%	2.07%	2.39%

Customer charge against profit as a % of gross loans
and advances to customers
Domestic	0.62%	0.43%	0.50%	0.48%	0.35%
Foreign	0.36%	0.48%	0.48%	0.10%	0.06%

	0.53%	0.44%	0.50%	0.35%	0.27%

Provisions for bad and doubtful debts (continued)

The following table presents additional information with respect to provisions for bad and doubtful debts:

	2003	2002	2001	2000	1999

	£m	£m	£m	£m	£m
Loans and advances to customers (gross)	104,470	114,217	102,741	100,908	91,177

Provisions at end of year:
Specific provisions – customers	1,528	1,727	1,725	1,682	1,786
Specific provisions – banks	7	7	8	14	13
General provision	370	368	398	402	393

	1,905	2,102	2,131	2,098	2,192

Customer provision at end of year as a % of loans and
advances to customers at end of year:
Specific provisions	1.46%	1.51%	1.68%	1.67%	1.96%
General provision	0.36%	0.32%	0.39%	0.40%	0.43%

	1.82%	1.83%	2.07%	2.07%	2.39%

Average loans and advances to customers (gross)	106,967	110,874	103,585	95,756	86,707

As a % of average loans and advances to customers
during the year:
Total customer provisions charged to profit and loss	0.51%	0.46%	0.49%	0.37%	0.28%

Amounts written-off (net of recoveries) – customers	0.56%	0.47%	0.42%	0.49%	0.72%

Analysis of closing provisions for bad and doubtful debts

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	2003		2002		2001		2000		1999
	Closing Provision	% of loans to total loans	Closing Provision	% of loans to total loans	Closing Provision	% of loans to total loans	Closing Provision	% of loans to total loans	Closing Provision	% of loans to total loans

	£m	%	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local
government	–	0.1	–	0.2	–	0.2	–	1.8	–	2.1
Manufacturing	84	2.8	112	3.3	129	3.3	96	3.5	122	3.8
Construction	46	2.2	52	1.8	59	1.8	69	1.8	81	1.8
Finance	14	0.7	43	1.0	54	1.1	45	3.2	36	6.1
Service industries and
business activities	326	12.1	389	10.1	430	11.9	507	11.4	496	12.4
Agriculture, forestry and
fishing	16	1.7	24	1.5	21	1.6	24	1.6	26	1.8
Property	29	6.7	32	4.8	30	4.6	43	4.8	50	5.2
Individuals
– home mortgages	13	23.5	15	19.5	17	19.9	7	19.1	9	20.4
– other	548	12.2	444	10.2	487	10.0	523	9.7	516	9.0
Finance leases and
instalment credit	45	1.9	208	10.0	164	10.8	142	8.1	144	7.8

Total domestic	1,121	63.9	1,319	62.4	1,391	65.2	1,456	65.0	1,480	70.4
Foreign	407	36.1	408	37.6	334	34.8	226	35.0	306	29.6

Specific provisions	1,528	100.0	1,727	100.0	1,725	100.0	1,682	100.0	1,786	100.0

General provision	370		368		398		402		393

Total provisions	1,898		2,095		2,123		2,084		2,179

Write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer:

	2003	2002	2001	2000	1999

	£m	£m	£m	£m	£m
Domestic
Manufacturing	57	76	37	60	15
Construction	16	15	11	29	10
Finance	30	28	2	4	6
Service industries and business activities	150	123	109	133	271
Agriculture, forestry and fishing	3	3	4	5	5
Property	5	5	9	14	4
Individuals – home mortgages	–	1	1	2	4
Individuals – others	169	122	136	180	141
Finance leases and instalment credit	37	45	63	70	90

Total domestic	467	418	372	497	546
Foreign	139	126	84	129	283

Total write-offs*	606	544	456	626	829

* Includes amounts relating to loans and advances to banks of nil (2002 - £1 million; 2001 - £6 million; 2000 - £5 million; 1999 - £20 million).

Recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer:

	2003	2002	2001	2000	1999

	£m	£m	£m	£m	£m
Domestic
Manufacturing	–	–	–	16	15
Construction	–	–	1	14	11
Finance	–	–	–	1	1
Service industries and business activities	1	1	1	55	64
Agriculture, forestry and fishing	–	–	–	3	2
Property	–	1	–	5	9
Individuals – home mortgages	–	–	–	1	3
Individuals – others	6	4	5	45	56
Finance leases and instalment credit	1	7	3	4	11

Total domestic	8	13	10	144	172
Foreign	4	4	9	8	11

Total recoveries	12	17	19	152	183

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

	2003	2002	2001	2000	1999

	£m	£m	£m	£m	£m
Loans accounted for on a non-accrual basis (3):
Domestic	1,950	1,781	2,238	2,164	2,111
Foreign	537	531	360	143	460

Total	2,487	2,312	2,598	2,307	2,571

Accruing loans which are contractually past due
90 days or more as to principal or interest (4):
Domestic	276	195	237	223	230
Foreign	48	34	19	21	17

Total	324	229	256	244	247

Loans not included above which are classified as
‘troubled debt restructurings’ by the SEC:
Domestic	16	7	24	24	17
Foreign	-	1	7	10	20

Total	16	8	31	34	37

Total risk elements in lending	2,827	2,549	2,885	2,585	2,855

Potential problem loans (5)
Domestic	276	523	765	516	511
Foreign	50	70	218	55	99

Total	326	593	983	571	610

Closing provisions for bad and doubtful debts as a % of total risk elements in lending	67%	82%	74%	81%	77%

Closing provisions for bad and doubtful debts as a % of total risk elements in lending and potential problem loans	60%	67%	55%	66%	63%

Risk elements in lending as a % of gross loans and advances to customers	2.71%	2.23%	2.81%	2.56%	3.13%

Risk elements in lending and potential problem loans as a % of gross loans and advances to customers	3.02%	2.75%	3.76%	3.13%	3.80%

Notes:

(1)	For the analysis above, ‘Domestic’ consists of the UK domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2)	The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with NatWest Group’s provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.
(3)	NatWest Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt.
(4)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(5)	Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group’s provisioning policy for bad and doubtful debts.

	2003	2002	2001

	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	134	171	101
Foreign	31	32	24

	165	203	125

Interest on non-accrual and restructured loans included in net interest income
Domestic	43	36	36
Foreign	-	5	7

	43	41	43

Cross border outstandings in excess of 0.75% of total assets

Cross border outstandings consist of loans to banks and customers (including instalment credit and finance lease receivables), acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. NatWest Group monitors the geographical breakdown of outstandings based on the country of domicile of the borrower or guarantor of ultimate risk.

At 31 December 2003, NatWest Group had no cross border outstandings in excess of 0.75% of total assets (including acceptances) of £173.1 billion. The table below sets out NatWest Group's cross border outstandings at 31 December 2002 and 2001 in excess of 0.75% of total assets (including acceptances) of £172.3 billion and £173.1 billion respectively. None of these countries has experienced repayment difficulties, which have required refinancing of outstanding debt.

	As % of total assets	Total	Banks and other financial institutions	Governments and official institutions	Commercial, industrial and other private sector

	%	£m	£m	£m	£m
2002
Netherlands	1.44	2,477	471	44	1,962
United States	0.98	1,684	1,009	-	675
Cayman Islands	0.80	1,375	2	-	1,373

2001
United States	1.03	1,789	516	59	1,214
Netherlands	1.05	1,808	1,011	-	797
Cayman Islands	0.92	1,585	1,518	-	67

Off balance sheet arrangements

NatWest Group is involved with several types of off-balance sheet arrangements, including special purpose vehicles, lending commitments and financial guarantees.

Special purpose vehicles (“SPVs”) - SPVs are vehicles set up for a specific, limited purpose that do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. They constitute a key element of securitisation transactions in which an SPV acquires financial assets funded by the issue of securities.

In the normal course of business, NatWest Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to obtain funding. SPVs are also utilised in its fund management activities to structure investment funds to which the Group provides investment management services.

Under UK GAAP, the Group accounts for securitisations of assets originated by the Group in accordance with FRS 5 ‘Reporting the Substance of Transactions’. Assets are derecognised and a gain or loss on disposal recognised if all significant rights or access to benefits relating to those assets and all significant risks in those benefits are transferred to others. In cases where there is a significant change in the entity’s rights to benefit and exposure to risk, the description or monetary amount relating to an asset should be changed and a liability recognised for any obligation to transfer benefits that is assumed. Where a transaction in previously recognised assets results in no significant change in the entity’s rights to benefits in the assets or its exposure to risks inherent in those benefits, the assets should continue to be recognised and no gain or loss recognised. FRS 5 requires a linked presentation where a transaction is in substance the financing of an asset or pool of assets but where the item is financed in such a way that the Group can suffer a loss which is limited to a fixed monetary amount. The linked presentation involves showing the gross amount of assets securitised less the related finance on the face of the balance sheet – the net amount is included in total assets. Profit is recognised on entering into the arrangement only to the extent that non-returnable proceeds exceed the previous carrying value of the assets securitised. The Group securitises mortgage loans and other assets.

Under US GAAP, transfers of financial assets are accounted for and reported based on the application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, the Group recognises the assets it controls and the liabilities it has incurred, derecognises financial assets when control has been surrendered, and derecognises liabilities when extinguished. Transfers of financial assets where the Group has surrendered control over the transferred assets are accounted for as sales and any gain or loss recognised in earnings. Otherwise, transfers are accounted for as collateralised borrowings.

As financial intermediary, the Group arranges securitisations of client assets and involves individual SPVs established to purchase customer assets financed by the issue of debt obligations to third parties. The Group may act as advisor to the manager of the SPV and provide liquidity facilities to it.

Under UK GAAP the Group accounts for fees received from client securitisations in line with its usual policy for similar fees from other banking activities. The assets and liabilities of the SPVs are not recognised on the Group’s balance sheet unless the SPV is a quasi-subsidiary of the Group. A quasi-subsidiary is defined in FRS 5 as ‘a company, trust, partnership or other vehicle, that, though not fulfilling the definition of a subsidiary, is directly or indirectly controlled by the reporting entity and gives rise to benefits for that entity that are in substance no different from those that would arise were the vehicle a subsidiary’.

Following the issue of FASB Interpretation (“FIN”) No. 46 (revised), the Group has consolidated SPVs involved in asset-backed transactions in its US GAAP disclosures. Further information on FIN 46R can be found in Note 50 to the consolidated financial statements.

Lending commitments and other commitments - Under a loan commitment, NatWest Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities. Other commitments include documentary credits, which are commercial letters of credit providing for payment by NatWest Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities.

Guarantees and other contingent liabilities - NatWest Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that NatWest Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount. NatWest Group expects most guarantees it provides to expire unused. Other contingent liabilities include contingent liabilities arising out of acceptances, endorsements, standby letters of credit, performance and customs bonds, warranties and indemnities. In accepting a bill of exchange drawn on it by a customer a bank undertakes to pay the holder of the bill at maturity. Most acceptances are presented for payment and reimbursement by the customer is usually immediate. In the UK, bills accepted by certain banks designated by the Bank of England are eligible for rediscount at the Bank of England. Under US GAAP, acceptances and the corresponding customer obligation are recognised on the balance sheet. In endorsing a bill of exchange, a bank accepts liability for payment of any shortfall on the bill at maturity. Unlike acceptances, the endorsing bank receives value for the bill, which is then rediscounted.

NatWest Group’s contingent liabilities and commitments are set out in Note 37 on the accounts.

Contractual obligations The table below summarises NatWest Group’s contractual obligations by remaining maturity as at 31 December 2003.

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	Over 5 years	Total

	£m	£m	£m	£m	£m

Contractual cash obligations:
Dated loan capital	746	523	84	1,919	3,272
Operating leases	95	178	166	771	1,210
Finance leases	-	2	2	-	4
Unconditional obligations to purchase goods or services	71	4	1	-	76

	912	707	253	2,690	4,562

The table above does not include undated loan capital. The maturity of deposits by banks is given in Note 20, of customer accounts in Note 21, and of debt securities in issue in Note 22.

Liabilities

Analysis of deposits

The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies at 31 December in each of the past three years:

	2003	2002	2001

	£m	£m	£m
Deposits by banks
Sterling	1,827	5,048	11,016
Other currencies	15,731	12,670	14,230

Total deposits by banks	17,558	17,718	25,246

Customer accounts
Sterling	84,692	79,355	75,854
Other currencies	31,877	32,122	24,097

Total customer accounts	116,569	111,477	99,951

Total deposits	134,127	129,195	125,197

Certificates of deposit and other time deposits

The following table shows details of NatWest Group's certificates of deposit issued and other time deposits over £50,000 (or the equivalent of $100,000 for currencies other than sterling) at 31 December 2003, by time remaining until maturity:

	Within 3 months	Over 3 but within 6 months	Over 6 but within 12 months	Over 12 months	2003 Total

	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	299	5	15	30	349
Other time deposits	18,239	452	265	295	19,251

Overseas based companies and branches
Other time deposits	32,185	442	545	203	33,375

Total	50,723	899	825	528	52,975

Analysis of deposits by product type and geographical area

The following table shows the distribution of NatWest Group's deposits by product type and geographical area at 31 December for each of the past three years:

	2003	2002	2001

	£m	£m	£m
UK
Domestic:
Demand deposits - interest-free	15,739	17,856	16,768
Demand deposits - interest-bearing	43,351	36,387	32,319
Time deposits - savings	6,992	4,436	13,748
Time deposits - other	18,934	24,547	20,738
Overseas residents:
Demand deposits - interest-free	706	775	1,307
Demand deposits - interest-bearing	2,013	2,311	1,975
Time deposits - savings	810	1,283	4,739
Time deposits - other	3,364	2,292	3,685

Total UK offices	91,909	89,887	95,279

Overseas
Demand deposits - interest-free	2,973	1,993	1,762
Demand deposits - interest-bearing	2,469	2,449	2,239
Time deposits - savings	415	169	1,639
Time deposits - other	36,361	34,697	24,278

Total overseas offices (see below)	42,218	39,308	29,918

Total deposits	134,127	129,195	125,197

Banking business	105,336	99,731	104,477
Trading business	28,791	29,464	20,720

Total deposits	134,127	129,195	125,197

Overseas
United States	28,678	28,476	20,285
Rest of the World	13,540	10,832	9,633

Total overseas	42,218	39,308	29,918

Short-term borrowings

The following table shows details of NatWest Group's short-term borrowings as at 31 December for each of the past three years:

	2003	2002	2001

	£m	£m	£m
Commercial paper:
Outstanding at 31 December	2,060	-	273
Maximum amount outstanding at any month-end during the year	2,060	95	614
Approximate average amount outstanding during the year	672	41	566
Approximate weighted average interest rate during the year	1.3%	2.1%	4.3%
Approximate weighted average interest rate at 31 December	1.4%	n/a	4.2%

Other short-term borrowings:
Outstanding at 31 December	29,302	26,543	23,428
Maximum amount outstanding at any month-end during the year	29,302	26,930	29,865
Approximate average amount outstanding during the year	24,982	23,431	27,283
Approximate weighted average interest rate during the year	2.0%	2.7%	5.4%
Approximate weighted average interest rate at 31 December	1.3%	1.5%	4.3%

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

CAPITAL RESOURCES

The following table analyses NatWest Group's regulatory capital resources.

	2003	2002	2001

	£m	£m	£m
Capital base
Tier 1 capital	8,737	8,896	7,968
Tier 2 capital	5,652	5,929	6,369
Tier 3 capital	-	-	172

Total	14,389	14,825	14,509
Less investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(1,702)	(1,804)	(2,173)

Total capital	12,687	13,021	12,336

Weighted risk assets
Banking book:
On-balance sheet	79,200	84,400	83,600
Off-balance sheet	9,600	10,100	10,500
Trading book	6,500	6,000	6,400

	95,300	100,500	100,500

Risk asset ratios	%	%	%
Tier 1	9.2	8.9	7.9
Total	13.3	13.0	12.3

In the management of capital resources NatWest Group is governed by RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its weighted risk assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2003, NatWest Group's total RAR ratio was 13.3% (2002 – 13.0%) and the tier 1 RAR was 9.2% (2002 – 8.9%).

TREND INFORMATION

The Competition Commission recommended a number of pricing and behavioural remedies following its inquiry into the UK market for small business banking. NatWest Group has implemented the pricing remedies with effect from 1 January 2003 and offered NatWest Group’s SME customers interest on current accounts. NatWest Group has also given undertakings to implement the behavioural remedies. These behavioural remedies include measures to ease the process of switching of accounts between banks and to enable terms and conditions to be compared between banks and were implemented on 31 December 2003, as required by the OFT.

During 2003 there were signs of improving economic conditions in the United States and Continental Europe, while the United Kingdom economy maintained its positive trend. In the United States, monetary and fiscal policies remain expansive. Overall, while the economic outlook seems brighter, a level of uncertainty and fragility remains.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Board of directors comprised at 18 February 2004 of the Chairman, five executive directors and eleven non-executive directors. The directors of the Bank are also directors of The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc. Brief biographical details of each member of the Board of directors is given below.

Chairman

Sir George Mathewson (age 63)
CBE, DUniv, LLD, FRSE, FCIBS
C (Chairman), N (Chairman)
Appointed to the Board in September 1987 and as Chairman in April 2001, Sir George has a wide background in finance, technology and management and spent some of his career in the United States. He became Group Chief Executive in January 1992 and in March 2000, he was appointed Executive Deputy Chairman. He is president of the British Bankers’ Association and a director of Santander Central Hispano, S.A., The Scottish Investment Trust PLC and the Institute of International Finance, Inc. He was chief executive of the Scottish Development Agency from 1981 to 1987.

Vice-chairmen
Sir Iain Vallance (age 60)
FCIBS
C
Appointed to the Board in January 1993 and as Vice-chairman in March 1994, Sir Iain is an experienced businessman who is currently chairman of the European Service Forum and a director of the supervisory board of Siemens AG. He is also a member of the European Advisory Council of the Rothschild Group and the European Advisory Committee of the NYSE. He has also held a range of other positions including president of the CBI, chairman of British Telecommunications Plc and deputy chairman of the Financial Reporting Council. He was also a member of the board of directors of the Mobil Corporation.

Sir Angus Grossart (age 67)
CBE, DBA, LLD, FRSE, DL, FCIBS
C
Appointed to the Board in September 1985 and as Vice-chairman in April 1996, Sir Angus is an advocate and chartered accountant with a career in merchant banking. He is chairman of Noble Grossart Limited, Scottish Daily Record and Sunday Mail Limited and Edinburgh US Tracker Trust plc. His directorships of public companies include Scottish and Newcastle Plc and Trinity Mirror Plc. He is a trustee of the National Heritage Memorial Fund and a former chairman of the trustees of the National Galleries of Scotland. He has also served on the boards of a wide range of other companies in the UK, the USA and Canada.

Executive directors
Fred Goodwin (age 45)
DUniv, FCIBS, FCIB
Group Chief Executive
C
Appointed to the Board in August 1998, Mr Goodwin is a chartered accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince’s Trust and a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish (age 59)
Chairman, President and Chief Executive Officer of Citizens Financial Group, Inc.
Appointed to the Board in January 1993, Mr Fish is an American national. He is a career banker and a director of Textron Inc. and the Federal Reserve Bank of Boston. He is also a director of the Financial Services Roundtable, a trustee of The Brookings Institution and a director of numerous community organisations in the USA.

Norman McLuskie (age 59)
Chairman, Retail Direct
Appointed to the Board in June 1992, Mr McLuskie is a chartered accountant. He is also chairman of MasterCard Europe SPRL and a member of the board of MasterCard International Inc. He was formerly chief executive, Retail Direct.

Gordon Pell (age 54)
 FCIBS, FCIB
Chairman, Retail Banking and Wealth Management
Appointed to the Board in March 2000, Mr Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is currently also a director of Race for Opportunity and Southampton University Development Trust.

Fred Watt (age 43)
FCIBS
Group Finance Director
C
Appointed to the Board in September 2000, Mr Watt is a chartered accountant. He was formerly finance director of Wassall plc.

Non-executive directors
Emilio Botin (age 69)
Appointed to the Board in February 1989, Mr Botin is a Spanish national. He is chairman of Santander Central Hispano, S.A. and several Santander Central Hispano Group subsidiaries and a director of a number of Spanish companies including BANKINTER S.A. Mr Botin is chairman of Universia.net, an internet venture between Santander Central Hispano and 650 universities in Spain, Portugal and the main countries in Latin America. He is also a director of Shinsei Bank Limited, a Japanese bank.

Colin Buchan (age 49)
A (Acting Chairman), R
Appointed to the Board in June 2002, Mr Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited, Standard Life Investments Limited, UBS Securities Canada Inc. and World Mining Investment Company Limited.

Jim Currie (age 62)
D.Litt
R
Appointed to the Board in November 2001, Dr Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU’s environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of British Nuclear Fuels PLC, an international adviser to Eversheds and a consultant to Butera & Andrews UK Limited.

Juan Inciarte (age 51)
Appointed to the Board in February 1998, Mr Inciarte is a Spanish national. He is a general manager of Santander Central Hispano Group in charge of Europe and consumer finance. He is a director of several Santander Central Hispano Group subsidiaries and a number of Spanish and European companies including CC-Bank AG. He was a director of First Wachovia and San Paolo – IMI S.P.A.

Eileen Mackay (age 60)
CB, FCIBS
A, R
Appointed to the Board in May 1996, Miss Mackay is a former senior UK civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc, Scottish Financial Enterprise and the British Library. She is also chairman of the trustees of the David Hume Institute and a trustee of the Carnegie Trust for the Universities of Scotland.

Iain Robertson (age 58)
CBE, FCIBS
Chairman, Corporate Banking and Financial Markets
Appointed to the Board in January 1993, Mr Robertson is a chartered accountant. He is chairman of British Empire Securities and General Trust plc.

Sir Steve Robson (age 60)
A
Appointed to the Board in July 2001, Sir Steve is a former senior UK civil servant, with responsibility for a wide variety of Treasury matters. His early career included the post of Private Secretary to the Chancellor of the Exchequer and secondment to ICFC, (now 3i). He was also a Second Permanent Secretary of HM Treasury, where he was managing director of the Finance and Regulation Directorate. He is a non-executive director of Cazenove Group Plc, Xstrata Plc and Partnerships UK plc.

Bob Scott (age 62)
CBE
C, N, R (Chairman)
Appointed to the Board in January 2001, Mr Scott is an Australian national. He is the senior independent director. Mr Scott has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc, a non-executive director of Swiss Reinsurance Company (Zurich), Jardine Lloyd Thompson Group plc and Focus Wickes Group Limited, and a trustee of the Crimestoppers Trust.

Peter Sutherland (age 58)
N
Appointed to the Board in January 2001, Mr Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European commissioner responsible for competition policy. He is chairman of BP Plc and Goldman Sachs International and a director of Investor AB and Telefonaktiebolaget LM Ericsson. He was formerly chairman of Allied Irish Bank and a director general of GATT and the World Trade Organisation.

A  member of the Audit Committee
C  member of the Chairman’s Advisory Group
N  member of the Nominations Committee
R  member of the Remuneration Committee

The directors who are retiring by rotation at the annual general meeting on 29 April 2004 are Mr Emilio Botin, Mr Larry Fish, Mr Norman McLuskie, Mr Bob Scott, Mr Peter Sutherland and Mr Fred Watt and all will seek re-election.

COMPENSATION

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the ultimate holding company. Pensions paid to former directors of the Bank and their dependants amounted to £286,000 (2002 – £281,000).

BOARD PRACTICES

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Under the US Sarbanes-Oxley Act of 2002, enhanced standards of corporate governance and business and financial disclosure apply to companies, including the Bank, with securities registered in the US. All changes necessary to comply with the new standards have been implemented.

Board of directors

The Board is the principal decision making forum for the company. It has overall responsibility for leading and controlling the company and is accountable for financial and operational performance. The Board approves Bank strategy and monitors performance. The Board has adopted a formal schedule of matters detailing key aspects of the company’s affairs reserved to it for its decision. This schedule is reviewed annually.

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all non-executive and executive directors. The Group Chief Executive has responsibility for all Bank businesses and acts in accordance with the authority delegated from the Board of directors. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and financial and risk management of the company and meetings of the Board are structured to allow open discussion. The Board meets at least eight times each year. It is supplied with comprehensive papers in advance of each Board meeting including financial and business reports covering the Bank’s principal business activities. Members of the executive management attend and make regular presentations at meetings of the Board.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership is refreshed on a regular basis.

Audit Committee

The Audit Committee is responsible for assisting the Board in discharging its responsibilities in relation to the financial affairs of the Group, the arrangements for accounting and financial reporting and regulatory compliance, the standards of internal control, and arrangements for internal audit, risk management and the external auditors. The Audit Committee meets executive directors and management and the external and internal auditors privately.

In January 2003, the Audit Committee established its policy on the engagement of the external auditors to supply audit and non-audit services, taking into account relevant legislation regarding the provision of such services by an external audit firm. This policy is reviewed annually by the Audit Committee which also reviews and monitors the independence of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant ethical guidance. To safeguard auditor objectivity and independence in the provision of non-audit services, a detailed submission is made by management to the Audit Committee prior to appointment. The submission contains, in particular, details as to why the proposed appointment would not breach auditor independence.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The Audit Committee will make recommendations in relation to the re-appointment, remuneration and terms of engagement of the external auditors at the annual general meeting on 29 April 2004.

All members of the Audit Committee are independent non-executive directors. The Board is satisfied that the Committee members have recent and relevant financial experience. Although the Board has determined that each member of the Audit Committee is an ‘Audit Committee Financial Expert’ as defined in the SEC rules under the US Securities Exchange Act, the members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity. The designation of a director or directors as an ‘Audit Committee Financial Expert’ does not impose on any such director any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such director as a member of the Audit Committee and Board in the absence of such a designation. Nor does the designation of a director as an ‘Audit Committee Financial Expert’ affect the duties, obligations or liability of any other member of the Board.

Remuneration Committee

The Remuneration Committee is responsible for formulating and reviewing the Bank’s executive remuneration policy and making recommendations to the Board on the remuneration arrangements for its directors. All members of the Remuneration Committee are independent non-executive directors. No director is involved in discussions regarding his or her own remuneration.

Nominations Committee

The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman. The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors and considers succession planning for the Board. It also considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit and against objective criteria including the time available, and commitment which will be required of, the potential director.

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as non-executive directors of the Bank.

Terms of office of directors

At each annual general meeting of the Bank, the terms of office of directors appointed since the previous annual general meeting, together with the terms of one-third by rotation of the remaining directors, expire.

Service agreements

Information regarding executive directors’ service contracts is summarised in the table and notes below.

Name	Date of current contract / employing company	Normal retirement age	Notice period – from company	Notice period – from executive

Fred Goodwin	1 August 1998	60	12 months	6 months
	The Royal Bank of Scotland plc

Norman McLuskie	9 October 1997	60	3 months	3 months
	The Royal Bank of Scotland plc

Gordon Pell	22 May 2002	60	12 months	6 months
	National Westminster Bank Plc

Fred Watt	28 September 2000	60	12 months	6 months
	The Royal Bank of Scotland plc

Lawrence Fish	18 February 2004	65	12 months	12 months
	Citizens Financial Group Inc

Mr Robertson ceased his full time employment with The Royal Bank on 25 June 2003, but continued as a director of The Royal Bank of Scotland Group plc in a non-executive capacity.

EMPLOYEES

The total number of full time equivalent employees in NatWest Group at 31 December 2003 was 15,200 (2002 – 22,600; 2001 – 33,000).

Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach.

Employee proposition

The company encourages employees to contribute to the Group’s performance through Total Reward, one of the widest benefits packages in financial services. Flexibility, individual choice, rewarding performance and sharing in the Group’s success are key features of Total Reward.

RBSelect, the RBS Group’s benefits choice programme, attracted some 43,000 employees in 2003 allowing them to increase the overall value of their Total Reward package as well as tailoring it to suit their lifestyle. Employees can choose from a range of options including subsidised childcare, discounted shopping vouchers, private medical insurance, additional pension contributions and telephone legal advice.

Employees can also participate in a bonus scheme or incentive plan specific to their business. Employees are also able to share in the success of the RBS Group through profit sharing, Buy As You Earn and sharesave schemes. These programmes reinforce the shared goals between the organisation and its people as well as boosting motivation, commitment and productivity.

In each of the last three years the success of the RBS Group has given employees a further ten percent of their basic salary through RBS Group profit sharing.

In 2003, the RBS Group introduced the Buy As You Earn Plan allowing employees to buy shares in the Group on a monthly basis.

The Group provides pension scheme membership for the majority of staff in the UK and overseas. The largest scheme is The Royal Bank of Scotland Group Pension Fund, which has some 74,000 employee members. This is a non-contributory, final salary pension fund and is open to full-time and part-time employees, including fixed-term contractors.

Development and training are given a high priority in the Group and significant importance is placed on having strong leadership capability across the organisation, proactively developing future leaders and succession plans for senior manager and executive roles.

Employee communication

The RBS Group also encourages employee involvement through a process of communication and consultation. This involves internal communication through a corporate intranet, an in-house magazine, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

Employee consultation

The importance the Group places on consultation with employees is evidenced by its annual, Group-wide staff opinion survey, which seeks views and feedback on a variety of key topics.

The Group is committed to recognising diversity in all areas of recruitment, employment training and promotion. The Group’s business model is based on meritocracy and inclusiveness, which allows all employees to develop their full potential irrespective of their race, gender, marital status, age, disability, religious belief, political belief or sexual orientation.

Diversity

The Group’s commitment to diversity underpins its desire to be the financial services provider of choice for customers and to be the employer of choice. A dedicated Diversity team works with each RBS Group business to embed diversity into the way its businesses are run.

In 2003 the Group participated in a number of programmes and activities in support of its approach to diversity and good people management.

Health, safety and security

The health, safety and security of employees is of paramount importance to the Group. The Group has a continuous programme of reviewing its health and safety policies in light of current legislation and best practice, as well as to ensure that they meet the operational needs of the business.

Corporate responsibility

The RBS Group recognises that environmental and social imperatives continue to shape the future and the diversity and flexibility of the Group’s businesses enables it to anticipate and respond to these changes. Business excellence requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations and the Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business. To assist in creating value for all stakeholders, the RBS Group has adopted policies which progressively integrate environmental and social issues into all aspects of its business activities. The objective of these policies is to ensure that its business is conducted in a sustainable and socially responsible way, and to safeguard and enhance the RBS Group’s business and reputation.

Code of ethics

The RBS Group has adopted a code of ethics that is applicable to all of the Group’s employees and a copy is available upon request.

SHARE OWNERSHIP

The Bank was a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc until January 2003, when ownership of the entire issued ordinary share capital was transferred to The Royal Bank of Scotland plc.

The Royal Bank of Scotland Group plc’s Register of Directors’ Interests, which is open to inspection, contains full details of directors’ shareholdings and options to subscribe.

No director had an interest in NatWest Group’s preference shares during the year.

No director had an interest in NatWest Group’s loan notes during the year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Bank’s ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2003, The Royal Bank of Scotland Group plc heads the largest group in which NatWest Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which NatWest Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, 42 St Andrew Square, Edinburgh EH2 2YE.

RELATED PARTY TRANSACTIONS

For details of related party transactions see Note 48 to the Consolidated Financial Statements.

Transactions with directors, officers and others

2003
At 31 December 2003, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the NatWest Group were £26,533 in respect of loans to four persons who were directors of the Bank (or persons connected with them) at any time during the financial year and £8,209,551 to 47 people who were officers of the Bank at any time during the financial year.

2002
At 31 December 2002, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the NatWest Group were £36,276,342 in respect of loans to seven persons who were directors of the Bank (or persons connected with them) at any time during the financial year and £7,615,388 to 41 people who were officers of the Bank at any time during the financial year.

2001
At 31 December 2001, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group were £37,064,987 in respect of loans to seven persons who were directors of the Bank (or persons connected with them) at any time during the financial year and £2,969,046 to 32 people who were officers of the Bank at any time during the financial year.

Except as stated above, there were no contracts material to the business of NatWest Group companies which subsisted at 31 December 2003, 31 December 2002 or 31 December 2001 or during the years then ended, in which any director of NatWest Group had a material interest.

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

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included in Item 18 of this Annual Report.

Legal proceedings

In December 2003, members of the Group were joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss, if any, in these matters. In addition, pursuant to requests received from the Securities and Exchange Commission and the Department of Justice, the Group has been providing copies of Enron-related materials to these authorities and continues to co-operate fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with the Group’s legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on the Group’s consolidated net assets, results of operations or cash flows.

SIGNIFICANT CHANGES

Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

ITEM 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS

Nature of trading market

On 10 April 2000, following the acquisition by The Royal Bank of Scotland Group plc, the Bank’s ordinary shares were delisted from the London Stock Exchange and the ordinary shares represented by American Depository Shares were delisted from the New York Stock Exchange. All of the Bank’s ordinary share capital is ultimately held by The Royal Bank of Scotland Group plc.

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

At 31 December 2003, there were 379 holders of record of the Series B ADSs and 97 holders of record of the Series C ADSs. Since certain of such Series B ADSs and Series C ADSs are held by nominees, the number of holders of record may not be representative of the number of beneficial holders.

On 4 November 1993, the Bank issued $500 million 7.875% Exchangeable Capital Securities, $25 each, Series A ("Capital Securities") in connection with a public offering in the United States. The Capital Securities are listed on the New York Stock Exchange and commenced trading under the symbol ’NWXPRA’ on 29 November 1993. Currently, there is no non-US market for the Capital Securities, although they are listed on the London Stock Exchange.

The following table shows the high and low sales prices for each of the ADSs and the capital securities for the period indicated, as reported on the NYSE composite tape:

		Series B ADSs	Series C ADSs	Capital Securities

		$	$	$
By month
March 2004	High	26.14	26.55	25.89
	Low	25.28	25.90	25.35
February 2004	High	26.15	26.55	25.68
	Low	25.53	26.25	25.35
January 2004	High	25.65	26.44	25.65
	Low	25.36	26.19	25.11
December 2003	High	25.95	26.80	25.70
	Low	25.26	26.25	25.30
November 2003	High	25.90	26.80	25.45
	Low	25.58	26.20	25.15
October 2003	High	25.82	26.56	25.23
	Low	25.27	26.16	25.05

By quarter

2004 : First quarter	High	26.15	26.55	25.89
	Low	25.28	25.90	25.11
2003 : Fourth quarter	High	25.95	26.80	25.70
	Low	25.26	26.16	25.05
2003 : Third quarter	High	25.70	26.75	25.85
	Low	25.20	25.80	25.11
2003 : Second quarter	High	25.85	26.85	26.10
	Low	25.17	26.09	25.45
2003: First quarter	High	25.85	26.81	26.28
	Low	25.15	26.25	25.52
2002 : Fourth quarter	High	26.20	26.66	26.25
	Low	25.20	25.70	25.48
2002 : Third quarter	High	25.54	26.35	25.90
	Low	25.13	25.45	25.30
2002 : Second quarter	High	25.61	26.09	25.63
	Low	24.96	25.46	25.00
2002: First quarter	High	25.90	26.50	26.18
	Low	25.00	25.41	25.34

By year

2003	High	25.95	26.85	26.28
	Low	25.15	25.80	25.05
2002	High	26.20	26.66	26.25
	Low	24.88	25.41	25.00
2001	High	26.15	27.10	26.59
	Low	24.25	24.00	24.31
2000	High	24.44	24.56	25.13
	Low	20.94	21.44	20.88
1999	High	26.75	26.94	26.63
	Low	20.63	21.00	22.23

MARKETS

The Series B non-cumulative dollar preference shares, Series C non-cumulative dollar preference shares, ADSs and Capital Securities are listed on the New York Stock Exchange. The Series B non-cumulative dollar preference shares and the Capital Securities are also listed on the London Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

A summary of certain terms of the company’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this annual report and certain relevant provisions of the Companies Act 1985, as amended (the “Act”) as relevant to the holders of any class of share is contained in the company’s Annual Report on Form 20-F for the year ended 31 December 2002, which summary is incorporated by reference into this annual report. The summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles. The Memorandum and Articles are registered with the Registrar of Companies of England and Wales. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed with the SEC.

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. For the year ended 31 December 2003, there have been no material contracts entered into outside the ordinary course of business.

EXCHANGE CONTROLS

The Bank has been advised that there are currently no UK laws, decrees or regulations which would prevent the remittance of dividends or other payments to non-UK resident holders of the Bank’s non-cumulative dollar preference shares.

There are no restrictions under the Articles of Association of the Bank or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the Bank’s non-cumulative dollar preference shares.

TAXATION

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs or Capital Securities by a beneficial owner of non-cumulative dollar preference shares, ADSs or Capital Securities that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source and that holds such non-cumulative dollar preference shares, ADSs or Capital Securities as capital assets (a "US Holder").

This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, generally, (ii) that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Bank.

The statements and practices set forth below regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “New Treaty”), the prior US/UK double taxation convention relating to income and capital gains (the “Prior "Treaty") and the US/UK double taxation convention relating to estate and gift taxes (the "Estate Tax Treaty")) are based on those laws and practices as in force and as applied in practice on the date of this Report, which are subject to change . This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under, state, local and other laws, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs or Capital Securities by consulting their own tax advisers.

References below to “the Treaty” are references to either the Prior Treaty or the New Treaty as applicable.

For the purposes of the Treaty and the Estate Tax Treaty and for purposes of the US Internal Revenue Code of 1986, as amended (the "Code"), US Holders of ADSs will be treated as owners of the non-cumulative dollar preference shares underlying such ADSs.

Preference shares or ADSs

Taxation of dividends

The Bank is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company.

Distributions (including any UK tax withheld therefrom as to which, see below) will constitute foreign source dividend income to the extent paid out by current or accumulated earnings and profits, as determined for US federal income tax purposes. Distributions will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable limitations that may vary depending on a holder’s individual circumstances, dividends paid to non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

Prior Treaty - Effect of UK Tax Credit

An individual shareholder who is resident in the UK for UK tax purposes and who receives a dividend from the Bank is entitled to claim a tax credit in the UK against its income tax liability attributable to the dividend. Although a US Holder that receives a dividend from the Bank will not be entitled to this UK tax credit, under the Prior Treaty certain US holders may treat an amount equal to this credit (the “Tax Credit Amount”) as a tax paid to the UK taxing authorities, for which such US holder may claim a US foreign tax credit. A US Holder that makes that election described above must include the Tax Credit Amount in its income and will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability equal to the Tax Credit Amount.

For foreign tax credit proposes, dividends paid by the Bank (and if the prior Treaty applies, any Tax Credit Amount included in income) will generally constitute “passive income”, or , in the case of certain holders, “financial services income”.

Taxation of capital gains

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on gains realized on the disposal of such holder’s non-cumulative dollar preference share or ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such non-cumulative dollar preference share or ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency in which case such US Holder might, depending on the circumstances, be liable to UK tax on a gain realized on disposal of such holder’s non-cumulative dollar preference share or ADS.

A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of a non-cumulative dollar preference share or ADS during that period may be liable to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

An exchange by a US Holder of non-cumulative dollar preference shares or ADSs for other shares in the Bank will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such holder’s non-cumulative dollar preference shares or ADSs in accordance with the tax paragraph referred to in the previous paragraphs.

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS representing preference shares, generally recognise capital gains or losses for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Bank) in an amount equal to the difference between the amount realised (excluding any declared but unpaid dividends, which will be treated as a dividend for US federal income tax purposes) and the US Holder’s tax basis in the non-cumulative dollar preference share or ADS. Gain or loss will generally be US source.

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

Estate and gift tax

A non-cumulative dollar preference share or ADS held by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the UK in a case where the non-cumulative dollar preference share or ADS is subject both to UK inheritance tax and to US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax (“SDRT”)

The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS in registered form (otherwise than to the custodian on cancellation of the ADS). It does not set out the UK stamp duty or SDRT consequences of transferring, or agreeing to transfer, non-cumulative dollar preference shares or any interest therein or right thereto (other than interests in ADSs) on which investors should consult their own tax advisers.

A transfer of a registered ADS executed and retained in the US will not give rise to stamp duty and an agreement to transfer a registered ADS will not give rise to SDRT.

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

Payments (including any UK tax withheld therefrom as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for US federal income tax purposes. Payments will not be eligible for the dividends received deduction allowed to corporations. For foreign tax credit limitation purposes, payments will generally constitute ’passive income,’ or in the case of certain US Holders, ’financial services income.’ A US holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax.

Subject to applicable limitations that may vary depending on a holder’s individual circumstances, dividends paid to non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

A US Holder will, upon the sale, exchange or redemption of Capital Securities, generally recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realised and the US Holder’s tax basis in the Capital Securities (assuming, in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Bank).

Gain or loss will not be recognised by a US Holder upon the exchange of Capital Securities for preference shares or ADSs pursuant to the Bank’s exercise of its exchange right. A US Holder’s basis in the preference shares or ADSs received in exchange for its Capital Securities will be the same as the US Holder’s basis in the Capital Securities at the time of the exchange and the US Holder’s holding period for the preference shares or ADSs received in the exchange will include the holding period of the Capital Securities exchanged.

United Kingdom

Taxation of payments of interest

Payments on the Capital Securities will constitute interest rather than dividends for UK withholding tax purposes. However, the Capital Securities will constitute “quoted eurobonds” within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as Capital Securities are and remain at all times listed on the New York Stock Exchange or some other ’recognised stock exchange’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988. In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and subject to any entitlement to pay gross to US Holders within the charge to corporation tax.

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

The interest has a United Kingdom source and accordingly may be chargeable to United Kingdom tax by direct assessment. Where the interest is paid without withholding or deduction, the interest will not be assessed to United Kingdom tax in the hands of holders of the Capital Securities who are not resident in the United Kingdom, except where, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of other US Holders, such persons carry on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the Capital Securities are attributable, in which case (subject to exemptions for interest received by certain categories of agent) tax may be levied on the United Kingdom permanent establishment, branch or agency.

The UK Inland Revenue has confirmed that interest payments should not be treated as distributions for UK tax purposes (i) by reason of the fact that interest may be deferred under the terms of issue or (ii) by reason of the undated nature of the Capital Securities, provided that at the time an interest payment is made, the Capital Securities are not held by a Company which is ’associated’ with the Bank or by a ’funded company’. A company will be associated with the Bank if, broadly speaking, it is in the same group as the Bank. A company will be a ’funded company’ for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the Bank, or an entity associated with the Bank. In this respect, the Inland Revenue has confirmed that a bank holding an interest in Capital Securities which incidentally has banking facilities with the Bank will not be a ’funded company’ by virtue of such facilities.

EU Directive on the Taxation of Savings Income

The EU has adopted a revised Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 January 2005, to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including Redemption)

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder who is an individual or other non corporation tax payer will not normally be liable for UK tax on gains realized on the disposal of such holder’s Capital Securities unless at the time of the disposal such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such Capital Securities are or have been used, held or acquired by or for the purposes of such trade (or profession or vocation), branch or agency in which case such US Holder might, depending on the circumstances, be liable to UK tax on a gain realized on a disposal of Capital Securities.

A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of Capital Securities during that period may be liable to UK taxation on capital gains arising during the period of absence, subject to any available exemption or relief.

The exchange by a US Holder of Capital Securities for non-cumulative dollar preference shares or ADSs pursuant to the Bank’s exercise of its exchange right will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such Holder’s Capital Securities in accordance with the tax treatment referred to in the preceding paragraphs..

A transfer of Capital Securities by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non corporation tax payer and at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the Capital Securities are attributable.

Corporate holders - Annual tax charges

Corporate holders of Capital Securities may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the Capital Securities, in place of the tax treatment referred to in the preceding paragraphs but only if such corporate US Holders carry on a trade, profession or vocation in the UK through a permanent establishment to which the Capital Securities are attributable.

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

Stamp duty and SDRT

No UK stamp duty or SDRT is payable on the transfer or redemption of Capital Securities, whether in definitive bearer form or in the form of one or more bearer global Capital Securities or in registered form.

No UK stamp duty or SDRT will be payable on issue of ADSs in exchange for Capital Securities pursuant to the Bank’s exercise of its exchange rights. As a result of a change in law since the Capital Securities were issued, the SDRT consequences of the issue of the non-cumulative dollar preference shares represented by the ADSs into the depository receipt system are not entirely clear and it is possible that a charge to SDRT at the rate of 1.5% could arise.

DOCUMENTS ON DISPLAY

Documents concerning the Bank may be inspected at 135 Bishopsgate, London EC2M 3UR (020-7375-5000).

In addition, we file reports and other information with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room or at the offices of The New York Stock Exchange, on which certain of our securities are listed, at 20 Broad Street, New York, New York 10005. The SEC also maintains a website at www.sec.gov, which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Risk management is conducted on an overall basis within the RBS Group. Therefore in the following discussion on risk management references to “the Group” or “Group” boards and committees are to the RBS Group.

Risk management

Framework
A number of high-level committees support the Board in the effective measurement and management of risk. Board subcommittees have the following roles and responsibilities for managing risk, capital and liquidity:

  Group Audit Committee – is a non-executive committee that supports the Board in carrying out its responsibilities for internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee provides an independent review of risk management and controls. The Committee is supported by Group Internal Audit which provides an independent assessment of the adequacy and effectiveness of the Group’s internal controls.

  Advances Committee – is an executive committee that deals with all transactions that exceed the Group Credit Committee’s delegated authority, which in turn approves facility limits in excess of the authorities delegated to divisional credit committees.

In addition to the responsibilities at Board level outlined above, operational authority and oversight is delegated to the Group Executive Management Committee (“GEMC”), which is responsible for implementing a risk management framework consistent with the Board’s risk appetite. The GEMC, in turn, is supported by:

  Group Risk Committee (“GRC”), which recommends and approves limits, processes and policies in respect of the effective management of all material risks across the Group.

  Group Asset and Liability Management Committee (“GALCO”) which is responsible for reviewing the balance sheet, funding and capital implications of the Group’s strategy and operations. In addition, GALCO monitors and reviews legal, regulatory and accounting developments affecting balance sheet risks and capital. It also reviews the effect of external, economic and environmental changes on the Group’s balance sheet, risks, margins and capital.

  Group Risk Management (“GRM”) reports to the GEMC through the Group Finance Director and is responsible for credit, market and enterprise risk measurement and controls across the Group. An assessment of the adequacy and effectiveness of each divisional risk management team is undertaken by GRM on a continuous basis to ensure effective control of risks. Each divisional risk function has a direct reporting line to the Director of Group Risk Management, which reinforces these controls and ensures independence of risk management within each division.

  Group Treasury (“GT”) also reports to the GEMC through the Group Finance Director, and is responsible for the management of the Group’s balance sheet, capital raising, liquidity and hedging policies. GT assesses and monitors the effectiveness of the divisional asset and liability management teams.

GRM and GT also respond to various regulatory developments affecting risk, capital and liquidity management. This includes working with international and domestic trade associations, being active with various regulators, especially the FSA, and encouraging discussions with the main regulatory and political groups, such as the Basel Committee and the EU Commission.

The principal risks that the Group manages are as follows:

  Credit risk

  Liquidity risk

  Market risk

  Enterprise risk

Credit risk
Credit risk is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

The credit risk framework
The management of credit risk is undertaken within an agreed and regulated Credit Risk Framework which is defined in the Group’s ‘Principles for Managing Credit Risk’. These set out minimum standards for managing credit risk including principles for maintaining the credit risk framework, approving credit risk taken by the Group, credit stewardship and reviewing the effectiveness of the credit culture. These standards are used to manage the Group’s portfolio of risk assets.

All credit risk exposures require approval by authorised individuals or credit committees, independent of business revenue generation. Existing credit risk exposures are monitored and reviewed periodically against approved risk limits. Review occurs at least annually with the lower quality exposures being subject to greater frequency of analysis and assessment. Exposures below specified thresholds and meeting specific criteria can be approved through authorised largely automated processes.

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval. Risk exposures are aggregated to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management:

  Retail and personal businesses employ market best practice credit scoring techniques to process small scale, large volume credit decisions. Insights from such systems are combined with management judgement to ensure an effective ongoing process of approval, review and enhancement. Credit decisions for loans above specified thresholds, including lending to SMEs, are individually assessed.

  Corporate businesses are assessed using the judgement of the relationship managers, supported by an independent internal dedicated analysis team. A range of risk rating models have been developed to facilitate risk assessments for both borrower and transaction risk. Specialist internal credit risk departments independently oversee the credit process and make decisions or recommendations to the appropriate credit committee. Credit authority is not extended to relationship managers.

  Financial Markets counterparties are approved by a dedicated credit function, with expertise in traded market product risk and which also specialises in the analysis and assessment of financial market counterparties.

GRM and the GEMC review the reports on the Group’s portfolio of credit risks on a monthly basis.

Risk asset quality
Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on statistical and judgemental rating systems that map to a Group asset quality scale reflecting the probability of default.

Provisions
The Group provides for losses in its loan portfolio so as to record impaired loans and advances at their expected ultimate net realisable value. The objective is to set provisions based on the current understanding of the portfolio. To reach this understanding, retail and corporate loans and advances are treated separately.

The Group’s retail portfolios which consist of small value, high volume credits have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery measures.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customers requirements. These portfolios do not have an automated provisioning process, relying on individual expert judgement, controls and oversight to identify problems.

Early and proactive management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Specific and general provisions

Provisions fall into one of two categories, specific or general:

  Specific provisions: arise when the creditworthiness of a borrower has undergone a significant deterioration and the recovery of the advance is in significant doubt. The amount of specific provision will reflect the financial condition of the borrower, the realisable value of security and the costs of recovery.

  General provisions: cover losses that have not yet been specifically identified but are known from experience to be present in any portfolio of loans. The level of general provision reflects the size and diversity of the Group’s loan portfolio, past experience, the current state of the economies in which the Group operates and the scope of specific provisioning procedures.

Liquidity risk

Liquidity management

The management of liquidity risk within the NatWest Group is fully integrated on a consolidated basis with that for the RBS Group as a whole.

Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and contingent obligations.

The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO, who review monthly and receive on an exception basis reports detailing compliance with those policy parameters. A weekly report is also provided to the Group’s executive management. Compliance is monitored and co-ordinated daily under the stewardship of the Group Treasury function, both in respect of internal policy and the regulatory requirements of the Financial Services Authority.

Detailed liquidity position reports are compiled each day by Group Treasury and reviewed daily and weekly with Financial Markets, who manage day-to-day and intra-day market execution within the policy parameters set, accessing external wholesale markets as required primarily in the name of the Royal Bank. The day to day net liquidity needs of NatWest Group are met primarily through the execution with the Royal Bank of intra-group transactions of appropriate maturity, currency and principal amount.

In addition to their consolidation within the Group’s daily liquidity management processes, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with any separate local regulatory liquidity requirements where applicable.

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The short-term maturity structure of the Group’s assets and liabilities is also managed on a daily basis to ensure that contractual cashflow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or from the sale or repurchase of various debt securities held.

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens (a US subsidiary of the Royal Bank) and insurance businesses in the UK, which are subject to regulatory regimes that necessitate the separate management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers, and significant cash outflows there from, are also reviewed to monitor concentrations and identify any adverse trends.

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

The Group also periodically evaluates various scenarios and undertakes stress tests to analyse the potential impact on its liquidity risk. Contingency plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions.

Sources of funding

Excluding capital and other liabilities, customer accounts continue to provide a substantial majority of NatWest Group’s funding and represent a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers.

	2003		2002		2001

	£m	%	£m	%	£m	%
Customer accounts (excluding repos):
Repayable on demand	64,307	43	58,666	41	57,189	40
Time deposits	34,458	23	34,245	24	30,747	22

Total customer accounts (excluding repos)	98,765	66	92,911	65	87,936	62
Repo agreements with customers	17,804	12	18,566	13	12,015	8
Deposits by banks (including repos) *	17,558	12	17,718	13	25,246	18
Debt securities in issue	2,112	1	208	-	5,222	4
Short positions	13,004	9	13,292	9	11,435	8

Total deposits	149,243	100	142,695	100	141,854	100

* Deposits by banks include balances from other RBS Group entities :	1,611	1	5,907	4	13,030	9

Customer accounts, excluding repo agreements, grew by £5,854 million (6%), reflecting continuing growth in NatWest Group’s retail and corporate deposit base, to represent 66% of the NatWest Group’s funding excluding capital and other liabilities. The proportion of funding from wholesale sources has reduced slightly, reflecting the reduction in customer loans and advances excluding reverse repos, down £3,229 million (3%), due to major corporate lending within the Group being booked primarily in the RBS name.

Repo agreements with corporate and institutional customers are undertaken primarily by RBS Greenwich Capital in the US. Repo activity with customers represented 12% of the NatWest Group’s funding excluding capital and other liabilities at 31 December 2003.

Deposits by banks fell by £160 million to represent 12% of the NatWest Group’s funding, excluding capital and other liabilities. Deposits by banks are taken from a wide range of counterparties, with the largest single depositor other than RBS continuing to represent less than 1% of the NatWest Group’s total funding.

Debt securities in issue increased by £1,904 million to represent 1% of the NatWest Group’s funding, excluding capital and other liabilities, at 31 December. The increase primarily reflects the commencement by RBS Greenwich Capital of its US commercial paper programme in the 4th quarter of 2003.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets to meet the funding and liquidity needs of the NatWest Group. The changing mix evident between customer repo, deposits by banks and debt securities in issue primarily reflects comparative pricing and investor/counterparty demand rather than a material perceived trend.

Net customer activity

Net customer lending fell by £9,083 million reflecting the migration of major corporate and institutional lending to RBS. This reduced the degree of reliance on wholesale market funding to support loan growth within NatWest Group. Structural liquidity risk continues to be maintained well within the Group’s policy parameters.

	2003	2002	2001

	£m	£m	£m

Loans and advances to customers (gross, excluding reverse repos)	95,377	98,606	95,047
Customer accounts (excluding repos)	98,765	92,911	87,936

Net customer lending	(3,388)	5,695	7,111

Customer accounts (excluding repos) as % of loans
and advances to customers (excluding reverse repos)	103.6%	94.2%	92.5%

In prevailing economic conditions and with interest rates at historically low levels in the UK, US and Europe, the underlying growth in demand for borrowing by customers may in the medium term exceed customer deposits received, thus increasing net customer lending. The Group has evaluated a range of balance sheet management strategies and has developed plans to increase gradually over time short term and longer term funding from various wholesale market sources, whilst maintaining its overall funding structure within its normal prudent liquidity risk policy parameters.

Net wholesale market activity

NatWest Group’s net surplus of wholesale assets increased by £8,234 million to £16,302 million, mirroring the growing surplus of customer accounts.

	2003	2002	2001

	£m	£m	£m
Deposits by banks (excluding repos):
• repayable on demand	1,560	2,025	2,533
• less than 3 months maturity	4,534	6,469	10,568
• over 3 months maturity	390	1,695	4,483

• Total *	6,484	10,189	17,584
Repos with customers	28,878	26,095	19,677
Debt securities in issue	2,112	208	5,222
Short positions	13,004	13,292	11,435

Wholesale liabilities	50,478	49,784	53,918

* Deposits by banks include amounts from other RBS Group entities :	1,611	5,907	13,030

Loans and advances to banks (excluding reverse repos):
• Repayable on demand	6,217	1,534	6,395
• Less than 3 months maturity	15,147	10,452	10,270
• Over 3 months maturity	2,836	1,497	1,527

• Total **	24,200	13,483	18,192
Reverse repos with customers	20,312	25,799	20,779
Debt securities, treasury bills and other eligible bills	22,268	18,570	21,610

Wholesale assets	66,780	57,852	60,581

** Loans and advances to banks include amounts to RBS units :	19,866	9,446	16,409

Net surplus of wholesale assets	16,302	8,068	6,663

Excluding repo and reverse repos, the comparison of the maturity and level of deposits by banks with that of loans and advances to banks shows a reduced reliance on inter-bank funding and a growing net surplus of inter-bank placings at the shorter end of the maturity range.

Sterling liquidity

Over 51% of the Group’s total assets are denominated in sterling. The FSA requires the Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

1.	a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills, eligible bank bills, and cash held in branches) and

2.	the sum of :
  sterling wholesale net outflows contractually due within 5 working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond 5 working days), and

  5% of retail deposits with a residual contractual maturity of 5 working days or less.

The Group has exceeded the minimum ratio requirement throughout 2003.

The FSA also set an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2003.

The Group’s operational processes are actively managed to ensure that both the minimum sterling liquidity ratio and the minimum stock requirement are achieved or exceeded at all times.

Liquidity in non-sterling currencies

For non-sterling currencies, no specific regulatory liquidity requirement is set for the Group by the FSA. However, the importance of managing prudently the liquidity risk in its non-sterling activities is recognised and the Group manages its non-sterling liquidity risk daily within net mismatch limits set for the 0-8 calendar day and 0-1 month periods as a percentage of the Group’s total deposit liabilities.

In measuring its non-sterling liquidity risk, due account is taken of the marketability within a short period of the wide range of debt securities held. Appropriate adjustments are applied in each case, dependent on various parameters, to determine the Group’s ability to realise cash at short notice via the sale or repo of such marketable assets if required to meet unexpected outflows.

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group’s non-sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group’s corporate counterparties who are active in raising funds from that market to switch to take up facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities from the NatWest Group totaled less than £400 million at 31 December 2003. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates, typically over a 3-month period, of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during 2003 and operational processes are actively managed to ensure that is the case going forward.

Contingency plans are also maintained to enable the Group to respond effectively to unforeseen market liquidity or major payment systems problems that may emerge from time to time.

Market risk

The Group is exposed to market risk because of positions held in its trading portfolios and its non-trading business including the Group’s treasury operations.

The Group manages the market risk in its trading and treasury portfolios through its Market Risk Management framework, which is based on value-at-risk (“VaR”) limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group’s trading portfolios. GEMC approves the high level VaR and stress limits for the Group. The Group Market Risk function, independent from the Group’s trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group’s market risk management processes.

Value-at-risk
VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution.

The Group typically uses the previous two years of market data. The Group’s VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

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

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure; such as the calculation of the VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. For a discussion of the Group’s accounting policies for, and information with respect to, its exposures to derivative financial instruments, see Accounting policies and Note 35 on the accounts.

Trading
The principal focus of the Group’s trading activities is client facilitation - providing products to the Group’s client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange.

Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The VaR for NatWest Group’s trading portfolios segregated by type of market risk exposure is presented in the table below.

	At 31 December 2003	Year ended 31 December 2003			At 31 December 2002	Year ended 31 December 2002
		Maximum	Minimum	Average(1)		Maximum	Minimum	Average	(1)

	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate (2)	6.7	12.5	4.9	8.4	7.3	11.7	4.7	7.6
Currency	0.3	1.0	0.1	0.4	0.3	1.7	0.1	0.4
Equity	-	0.2	-	0.1	0.1	0.6	-	0.2
Diversification effects	(0.5)				(0.4)

Total	6.5	12.6	5.0	8.4	7.3	11.6	4.7	7.6

Notes:

(1)	Calculated as the arithmetic average of daily VaR figures.
(2)	Includes credit spreads.

Non-trading
 The principal market risks arising from NatWest Group’s non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and corporate banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from NatWest Group’s investments in overseas subsidiaries, associates and branches. NatWest Group’s strategic equity investments are the principal sources of non-trading equity price risk. NatWest Group’s portfolios of non-trading financial instruments mainly comprise loans, debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives.

Interest rate risk
Treasury
NatWest Group’s treasury activities include its money market business and the management of internal funds flow within NatWest Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for NatWest Group’s treasury portfolios, which relates mainly to interest rate risk was £1.3 million at 31 December 2003 (2002 – £1.2 million). During the year the maximum VaR was £4.4 million (2002 – £1.3 million), the minimum £0.8 million (2002 – £0.8 million) and the average £1.1 million (2002 – £1.0 million).

Retail and corporate banking

Structural interest rate risk arises in these activities where assets and liabilities have different repricing dates. It is the Group’s policy to minimise the sensitivity of net interest income to changes in interest rates and where interest rate risk is retained to ensure that appropriate resources, measures and limits are applied.

Structural interest rate risk is calculated in each division on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly tangible fixed assets and the Group’s capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group’s trading portfolios but without discount factors. Net interest income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Non-trading interest rate VaR
Non-trading interest rate VaR for NatWest Group’s treasury and retail and corporate banking activities was £3.9 million at 31 December 2003 (2002 – £2.3 million) with the major exposure being to changes in longer term US dollar interest rates. During the year, the maximum VaR was £7.9 million (2002 – £3.5 million), the minimum £2.9 million (2002 – £1.3 million) and the average £4.6 million (2002 – £2.3 million).

At Group level, the other major structural interest rate risk arises from a low interest rate environment, particularly in sterling, sustained for a number of years. In such a scenario deposit pricing may reach effective floors below which it is not reasonable to reduce rates further whilst variable rate asset pricing continues to decline. A sustained low rate scenario would also generate progressively reduced income from the medium and long term hedging of non-interest bearing liabilities. GALCO regularly reviews the impact of successive declines in rates to ensure that appropriate risk management strategies are employed. This may involve execution of derivatives, product development and tactical pricing changes. Note 36 includes tables that summarise NatWest Group’s interest rate sensitivity gap for its non-trading book at 31 December 2003 and 31 December 2002. The tables show the contractual re-pricing for each category of asset liability and for off-balance sheet items and do not reflect the behaviouralised repricing used in NatWest Group’s asset and liability management methodology and the non-trading interest rate VaR presented above.

Currency risk
The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in overseas subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of total recognised gains and losses.

The table below sets out NatWest Group’s structural foreign currency exposures.

		2003			2002

	Net Investments in overseas operations	Foreign currency borrowings hedging net investments	Structural Foreign Currency Exposures	Net Investments in overseas operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures

	£m	£m	£m	£m	£m	£m
Functional currency of net investment
US dollar	1,719	1,688	31	1,591	1,563	28
Euro	1,162	573	589	850	388	462
Swiss franc	357	357	-	305	295	10
Other non-sterling	7	7	-	7	6	1

Total	3,245	2,625	620	2,753	2,252	501

Equity risk

Non-trading equity risk arises principally from the Group’s strategic investments. At 31 December 2003, equity shares held as investment securities had a book value of £1,057 million (2002 - £1,040 million) and a valuation of £1,005 million (2002 - £909 million).

Enterprise risk

In order to adequately identify and manage the full range of Enterprise risk, the Group has separately defined operational and external risk:

Operational risk is defined as the risk arising from within the organisation from:

  People – risks arising from an inappropriate level of staff, inadequately skilled or managed people.

  Process – risk caused by inadequate or failed internal processes.

  Systems – risks of inadequately designed or maintained systems.

  Assets – risk of damage, misappropriation or theft of the Group’s physical, logical and intangible assets.

External risk is defined as the risk arising from outside of the organisation in three main areas:

  Business – risks arising from product performance, competitor activity, supplier unreliability or customer activity.

  Political – risks caused by political unrest or uncertainty, activity by public interest groups or extremists, and non-compliance with, or changes to, current legislation.

  Environment – risks arising due to demographic, macro economic, technical, cultural or environmental change.

Enterprise risk also includes the potential or actual impact on corporate reputation arising from any of the Group’s activities.

Enterprise risk management is achieved through monitoring the Group’s exposure to direct or indirect loss using a range of policies, procedures, data, analytical tools and reporting techniques. In particular, Group-wide risk management processes ensure that Enterprise risk issues are quickly escalated and resolved, that the risks inherent in new products are fully evaluated, and that emerging external risks are actively monitored.

Operational risk exposures and loss events for each division are captured through monthly Risk and Control returns, which provide details on the change of risk exposures for each risk category in the light of improving/deteriorating trends and the risk profile of each division.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures
The Group Chief Executive and Group Finance Director, after evaluating the effectiveness of the company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act) have concluded and been authorised by the Board to certify that as at 31 December 2003, the company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls
There were no significant changes in the company’s internal controls over financial reporting or, to the knowledge of the Group Chief Executive and Group Finance Director, in other factors that could significantly affect those internal controls as at 31 December 2003.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page

Statement of directors' responsibilities	76

Report of independent accountants	77

National Westminster Bank Plc

Consolidated profit and loss account for the years ended 31 December 2003, 2002 and 2001	78

Consolidated balance sheet at 31 December 2003 and 2002	79

Statement of consolidated total recognised gains and losses for the years ended
31 December 2003, 2002 and 2001	80

Reconciliation of movements in consolidated shareholders' funds for the years ended
31 December 2003, 2002 and 2001	80

Consolidated cash flow statement for the years ended 31 December 2003, 2002 and 2001	81

Accounting policies	82

Notes to the Consolidated Financial Statements	85

STATEMENT OF DIRECTORS' RESPONSIBILITIES

United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Bank and NatWest Group as at the end of the financial year and of the profit or loss of NatWest Group for that year. In preparing those financial statements, the directors are required to:

  select suitable accounting policies and then apply them consistently;

  make judgements and estimates that are reasonable and prudent;

  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

  prepare the accounts on the going concern basis unless it is inappropriate to presume that the Bank will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of NatWest Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Bank and NatWest Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board.

Miller McLean
Secretary
18 February 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of directors and shareholders of National Westminster Bank Plc

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (the “Bank”) and its subsidiary undertakings (together “NatWest Group”) as at 31 December 2003 and 2002, and the related consolidated profit and loss accounts, the statements of consolidated total recognised gains and losses, the reconciliations of movements in consolidated shareholders’ funds and the consolidated cash flow statements for each of the three years in the period ended 31 December 2003. These financial statements are the responsibility of the NatWest Group directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of NatWest Group as of 31 December 2003 and 2002, and the consolidated results of its operations and cash flows for each of the three years in the period ended 31 December 2003 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended 31 December 2003 and the determination of the consolidated shareholders’ equity as at 31 December 2003 and 2002, to the extent summarised in Note 50 to the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh

18 February 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		2003	2002	2001

	Note	£m	£m	£m

Interest receivable		5,979	6,505	7,854
Interest payable		(1,947)	(2,371)	(3,933)

Net interest income		4,032	4,134	3,921

Dividend income		61	13	17
Fees and commissions receivable		3,014	2,908	3,036
Fees and commissions payable		(796)	(715)	(711)
Dealing profits	1	797	735	719
Other operating income		147	619	642

Non-interest income		3,223	3,560	3,703

Total income		7,255	7,694	7,624

Administrative expenses
- staff costs*	2	(1,243)	(1,755)	(2,097)
- premises and equipment*		(207)	(285)	(368)
- other*		(2,001)	(2,084)	(1,495)

		(3,451)	(4,124)	(3,960)
Depreciation and amortisation
- tangible fixed assets*	18	(95)	(444)	(541)
- goodwill	17	(18)	(26)	(24)

		(113)	(470)	(565)

Operating expenses		(3,564)	(4,594)	(4,525)

Profit before provisions for bad and doubtful debts		3,691	3,100	3,099
Provisions for bad and doubtful debts	12	(549)	(508)	(510)
Amounts written off fixed asset investments		(1)	(8)	(6)

Profit on ordinary activities before tax	4	3,141	2,584	2,583
Tax on profit on ordinary activities	5	(947)	(713)	(733)

Profit on ordinary activities after tax		2,194	1,871	1,850
Minority interests – equity		1	(5)	(5)

Profit for the financial year		2,195	1,866	1,845
Preference dividends – non-equity	6	(39)	(41)	(43)

Profit attributable to ordinary shareholders		2,156	1,825	1,802
Ordinary dividends	7	(2,257)	(695)	(799)

Retained (loss)/profit	30	(101)	1,130	1,003

* Includes restructuring costs (see Note 4)

All items dealt with in arriving at profit on ordinary activities before tax relate to continuing operations.

Profit on ordinary activities before tax and the retained loss for the year on a historical cost basis were not materially different from reported amounts.

CONSOLIDATED BALANCE SHEET

	Note	2003	2002

		£m	£m
Assets
Cash and balances at central banks		1,112	1,251
Items in the course of collection from other banks		2,255	2,085
Treasury bills and other eligible bills	9	541	1,724
Loans and advances to banks	10	35,412	23,664
Loans and advances to customers	11	102,572	112,122
Debt securities	13	21,727	16,846
Equity shares	14	1,072	1,067
Interests in associated undertakings	15	19	33
Intangible fixed assets	17	273	331
Tangible fixed assets	18	1,523	3,795
Settlement balances		2,136	2,500
Other assets	19	3,184	5,274
Prepayments and accrued income		1,047	1,195

Total assets		172,873	171,887

Liabilities
Deposits by banks	20	17,558	17,718
Items in the course of transmission to other banks		943	1,214
Customer accounts	21	116,569	111,477
Debt securities in issue	22	2,112	208
Settlement balances and short positions	23	14,464	15,180
Other liabilities	24	4,368	6,323
Accruals and deferred income		1,739	3,147
Provisions for liabilities and charges
- deferred taxation	25	94	1,213
- other provisions	26	152	224
Subordinated liabilities
- dated loan capital	27	3,272	3,341
- undated loan capital including convertible debt	28	2,471	2,592
Minority interests
- equity		3	44
- non-equity		-	3
Called up share capital	29	2,126	2,159
Share premium account	30	1,286	1,286
Other reserves	30	298	301
Revaluation reserve	30	119	99
Profit and loss account	30	5,299	5,358
Shareholders' funds
- equity		8,680	8,722
- non-equity		448	481

Total liabilities		172,873	171,887

Memorandum items
Contingent liabilities	37	5,853	6,500

Commitments (standby facilities, credit lines and other)	37	60,027	59,965

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES

	2003	2002	2001

	£m	£m	£m

Profit attributable to ordinary shareholders	2,156	1,825	1,802
Currency translation adjustments and other movements	38	27	(4)
Revaluation of premises	21	(22)	41

Total recognised gains and losses in the year	2,215	1,830	1,839
Prior year adjustment arising from the implementation of FRS 19	-	30	-

Total recognised gains and losses	2,215	1,860	1,839

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

	2003	2002	2001

	£m	£m	£m

Profit attributable to ordinary shareholders	2,156	1,825	1,802
Ordinary dividends	(2,257)	(695)	(799)

Retained (loss)/profit for the year	(101)	1,130	1,003
Other recognised gains and losses	59	5	37
Currency translation adjustment on preferences shares	(33)	(38)	10

Net (decrease)/increase in shareholders' funds	(75)	1,097	1,050
Opening shareholders' funds	9,203	8,106	7,056

Closing shareholders' funds	9,128	9,203	8,106

CONSOLIDATED CASH FLOW STATEMENT

		2003	2002	2001

	Note	£m	£m	£m

Net cash inflow/(outflow) from operating activities	39	17,648	(3,506)	(2,534)
Dividends received from associated undertakings		-	1	1
Returns on investments and servicing of finance
Preference dividends paid		(39)	(42)	(43)
Dividends paid to minority shareholders in subsidiary undertakings		-	(67)	-
Interest paid on subordinated liabilities		(220)	(269)	(423)

Net cash outflow from returns on investments and
servicing of finance		(259)	(378)	(466)

Taxation
UK tax paid		(650)	(264)	(542)
Overseas tax paid		(207)	(68)	(197)

Net cash outflow from taxation		(857)	(332)	(739)

Capital expenditure and financial investment
Purchase of investment securities		(549)	(733)	(1,772)
Sale and maturity of investment securities		745	2,347	9,397
Purchase of tangible fixed assets		(147)	(1,441)	(1,448)
Sale of tangible fixed assets		68	607	1,088

Net cash inflow from capital expenditure and financial
investment		117	780	7,265

Acquisitions and disposals
Purchase of subsidiary undertakings (net of cash acquired)	40	(340)	(109)	(220)
Investment in associated undertakings		(1)	-	(5)
Sale of subsidiary and associated undertakings (net of cash sold)	41	919	29	(20)

Net cash inflow/(outflow) from acquisitions and disposals		578	(80)	(245)

Ordinary equity dividends paid		(2,257)	(1,095)	(999)

Net cash inflow/(outflow) before financing		14,970	(4,610)	2,283
Financing
Net proceeds from issue of subordinated liabilities		320	-	73
Repayment of subordinated liabilities		(296)	(162)	(690)

Net cash inflow/(outflow) from financing		24	(162)	(617)

Increase/(decrease) in cash	44	14,994	(4,772)	1,666

ACCOUNTING POLICIES

The accounts have been prepared in accordance with applicable Accounting Standards and the Statements of Recommended Accounting Practice issued by the British Bankers’ Association and by the Finance and Leasing Association. A summary of the more important accounting policies is set out below. The consolidated accounts and the accounts of the Bank are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 (“the Act”) relating to banking groups. As permitted by section 230(3) of the Act, no profit and loss account is presented for the Bank.

1 Accounting convention and bases of consolidation
The accounts are prepared under the historical cost convention modified by the periodic revaluation of premises and certain investments. To avoid undue delay in the presentation of the Group’s accounts, the accounts of certain subsidiary undertakings have been made up to 30 November. There have been no changes in respect of these subsidiary undertakings, in the period from their balance sheet dates to 31 December, that materially affect the view given by the Group’s accounts.

2 Revenue recognition
Interest is credited to the profit and loss account as it accrues unless there is significant doubt that it can be collected (as described in the accounting policy on loans and advances).

Fees in respect of services are recognised as the right to consideration accrues through performance to customers.Services are in respect of financial services related products, the arrangement is generally contractual, the cost of providing the service is incurred as the service is rendered and the price is usually fixed and always determinable.

The application of the Group’s policy to significant fee types is outlined below.

Loan origination fees: up-front lending fees are recognised as income when receivable except where they are charged in lieu of interest or charged to cover the cost of a continuing service to the borrower, in which case they are credited to interest income over the life of the advance.

Commitment and utilisation fees: these are generally determined as a percentage of the outstanding used or unused facility. They are usually charged to the customer in arrears and recognised when charged.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income has been earned when the payment or transaction has occurred. Payment services income is usually charged to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the profit and loss account as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is charged at the beginning of each year but is deferred and taken to income over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Securities and derivatives held for trading are recorded at fair value. Changes in fair value are recognised in dealing profits together with dividends from, and interest receivable and payable on, trading business assets and liabilities.

3 Goodwill
Goodwill is the excess of the cost of acquisition of subsidiary and associated undertakings over the fair value of the Group’s share of net tangible assets acquired. Goodwill is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life, currently over periods of up to 20 years. Capitalised goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicate that its carrying value may not be recoverable in full.

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

5 Pensions and other post-retirement benefits
The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees. The cost of defined benefit pension schemes and healthcare plans is assessed by independent professionally qualified actuaries and recognised on a systematic basis over employees’ service lives. Contributions to defined contribution pension schemes are recognised in the profit and loss account when payable.

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

7 Loans and advances
The Group makes provisions for bad and doubtful debts, through charges to the profit and loss account, so as to record impaired loans and advances at their expected ultimate net realisable value.

Specific provisions are made against individual loans and advances that the Group no longer expects to recover in full. For the Group’s portfolios of smaller balance homogeneous advances, such as credit card receivables, specific provisions are established on a portfolio basis taking into account the level of arrears, security and past loss experience. For loans and advances that are individually assessed, the specific provision is determined from a review of the financial condition of the borrower and any guarantor and takes into account the nature and value of any security held.

The general provision is made to cover bad and doubtful debts that have not been separately identified at the balance sheet date but are known to be present in any portfolio of advances. The level of general provision is determined in the light of past experience, current economic and other factors affecting the business environment and the Group’s monitoring and control procedures, including the scope of specific provisioning procedures.

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

9 Debt securities and equity shares
Debt securities and equity shares intended for use on a continuing basis in the Group’s activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts over periods to redemption and the amortisation is included interest receivable. Other debt securities and equity shares are carried at fair value, with changes in fair value recognised in the profit and loss account.

10 Shares in Group undertakings
The Bank’s shares in Group undertakings are stated in the balance sheet of the Bank at directors’ valuation that takes account of the Group undertakings’ net asset values.

11 Interests in associated undertakings
Interests in associated undertakings are accounted for by the equity method and are stated in the consolidated balance sheet at the Group’s share of their net tangible assets. The Group’s share of the results of associated undertakings is included in the consolidated profit and loss account. For this purpose, the latest available audited accounts are used together with available unaudited interim accounts.

12 Tangible fixed assets
Freehold and long leasehold properties are revalued on a rolling basis, each property being revalued at least every five years. Other tangible fixed assets are stated at cost less depreciation and provisions for impairment. Costs of adapting premises for the use of the Group are separately identified and depreciated.

Tangible fixed assets are depreciated to their residual value over their estimated useful economic lives on a straight-line basis, as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period
of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Assets on operating leases are depreciated over their estimated useful lives on a straight-line or reverse-annuity basis. Land has an unlimited life and is not depreciated.

Investment properties are revalued annually to open market value. No depreciation is charged on freehold investment properties, in accordance with the requirements of Statement of Standard Accounting Practice 19 ‘Accounting for investment properties’. This is a departure from the requirements of the Companies Act 1985 which requires all tangible fixed assets to be depreciated. Investment properties are held not for consumption but for investment and the directors consider that to depreciate them would not give a true and fair view. It is not practicable to assess estimated useful lives for investment properties, and accordingly the effect of not depreciating them cannot be reasonably quantified.

13 Derivatives
The Group enters into derivative transactions including futures, forwards, swaps and options principally in the interest rate, foreign exchange and equity markets. The accounting treatment for these instruments is dependent upon whether they are entered into for trading or non-trading (hedging) purposes.

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

Non-trading
Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates or market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is re-measured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the profit and loss account.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Dealing profits

	2003	2002	2001

	£m	£m	£m

Foreign exchange (1)	101	74	107
Securities
Equities (2)	4	4	(3)
Debt (3)	648	595	636
Interest rate derivatives (4)	44	62	(21)

	797	735	719

Dealing profits include interest income and expense recognised on trading-related interest-earning assets and interest-bearing liabilities and exclude direct costs and administrative expenses.

Notes:

(1)	Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.
(2)	Includes equities and equity derivatives and related hedges and funding.
(3)	Includes debt securities and related hedges and funding.
(4)	Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2. Administrative expenses - staff costs

	2003	2002	2001

	£m	£m	£m

Wages, salaries and other staff costs	1,131	1,634	1,948
Social security costs	64	78	91
Pension costs (see Note 3)	48	43	58

	1,243	1,755	2,097

The average number of persons employed by NatWest Group during the year, excluding temporary staff, was 28,800 (2002 –31,200; 2001 – 48,300).

3. Pension costs

The Bank participates in The Royal Bank of Scotland Group Pension Fund (the main scheme), which is a funded defined benefit scheme whose assets are independent of the Bank’s finances. This scheme was formed from the merger of the National Westminster Bank Pension Fund and The Royal Bank of Scotland Staff Pension Scheme on 1 April 2002. Scheme valuations are carried out by independent professionally qualified actuaries to determine pension costs, using the projected unit method; any imbalance between assets and liabilities is adjusted over the average future service life of members of the scheme. The latest full valuation was carried out as at 31 March 2001 on a basis that assumed the merger would occur and showed scheme assets representing 108% of scheme liabilities. The pension costs of this scheme are assessed across its membership as a whole, and it is not possible to determine the share of the scheme’s assets and liabilities that relates to the Bank. Accordingly, the requirements of FRS 17 ‘Pension Costs’ relating to multi-employer schemes apply. Other pension schemes operated by NatWest Group are not material. The pension costs included in the profit and loss account are £48 million (2002 – £43 million; 2001 - £58 million) of which the main scheme was £29 million (2002 – £34 million; 2001 - £46 million). At 31 December 2003, there was a pension cost accrual of £28 million (2002 – £36 million). In accordance with FRS 17, a valuation of the whole scheme was prepared as at 31 December 2003 using actuarial bases and assumptions consistent with the requirements of that standard, and showed scheme assets representing 87% of scheme liabilities. Further information on the scheme and the actuarial valuations is given in the Report and Accounts of the RBS Group.

4. Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after taking account of the following:

	2003	2002	2001

Income	£m	£m	£m
Aggregate amounts receivable under finance leases, hire purchase and
conditional sale contracts	39	1,288	1,474
Aggregate amounts receivable under operating leases	-	464	396
Profit on disposals of investment securities	21	17	6
Share of associated undertakings' net (loss)/profit	(2)	1	(3)
Expenses
Management charge from holding company	1,231	1,033	451
Operating lease rentals of premises	130	113	97
Operating lease rentals of computers and other equipment	2	3	2
Finance charges on leased assets	1	11	33
Interest on subordinated liabilities	214	262	398
Restructuring costs*	113	663	638

*Restructuring costs comprise:
Staff costs	73	447	413
Premises and equipment	22	92	57
Other administrative expenses	18	123	138
Depreciation	-	1	30

	113	663	638

Auditors’ remuneration

Remuneration paid to the auditors for services is analysed as follows:

	2003	2002

	£m	£m
Audit services
Statutory audit	1.7	2.1
Audit related regulatory reporting	0.1	-

	1.8	2.1
Further assurance services	0.7	0.4
Other services	0.1	0.4

Total	2.6	2.9

The auditors' remuneration for statutory audit work for the Bank was £0.6 million (2002 - £0.5 million). Non-audit fees paid to the auditors and their associates in the UK was £0.2 million (2002 - £0.8 million).

5. Tax on profit on ordinary activities

	2003	2002	2001

	£m	£m	£m
Current taxation:
UK corporation tax charge for the year at 30%	827	338	451
Under/(over) provision in respect of prior periods	22	(22)	(77)
Relief for overseas taxation	(164)	(1)	(31)

	685	315	343
Overseas taxation:
Current year charge	197	142	182
Over provision in respect of prior periods	(1)	-	(2)

	881	457	523
Share of associated undertakings	-	1	1

Current tax charge for the year	881	458	524
Deferred taxation:
Origination and reversal of timing differences	69	303	179
(Over)/under provision in respect of prior periods	(3)	(48)	30

	947	713	733

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2003	2002	2001

	£m	£m	£m

Expected tax charge	942	775	775
Goodwill amortisation	5	8	7
Non-deductible items	44	57	58
Non-taxable items	(78)	(60)	(27)
Capital allowances in excess of depreciation	(30)	(276)	(184)
Taxable foreign exchange movements	(8)	(9)	5
Foreign profits taxed at other rates	5	(4)	(18)
Unutilised losses brought forward and carried forward	(20)	(11)	(13)
Current taxation adjustments relating to prior periods	21	(22)	(79)

Current tax charge for the year	881	458	524

Deferred taxation:
Origination and reversal of timing differences	69	303	179
Adjustments in respect of prior periods	(3)	(48)	30

Actual tax charge	947	713	733

The following factors may affect future tax charges:

(1)	No deferred tax is recognised on the unremitted reserves of overseas subsidiary and associated undertakings. A substantial proportion of such reserves are required to be retained by the overseas undertakings to meet local regulatory requirements.
(2)	Deferred tax assets of £33 million (2002 – £46 million) resulting from tax losses carried forward have not been recognised as there is insufficient evidence that the asset will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.
(3)	The fair values of certain financial assets are disclosed in Note 36. The tax that could be payable if these assets were disposed of at the values shown is estimated at £54 million (2002 – £169 million). Because of the nature of these financial assets which are held as part of the banking business, it is not possible to determine the amount that may become payable in the foreseeable future.

5. Tax on profit on ordinary activities (continued)

(4)	Freehold and long leasehold properties are revalued (see Note 18). No provision has been made for deferred tax on gains recognised on revaluing NatWest Group properties except where there is a commitment to sell the asset and any taxable gain will not be subject to rollover relief. The tax that could be payable if these assets were disposed of at their revalued amount is estimated at £120 million (2002 – £152 million), including tax on rolled over gains (see (5) below). No such tax is expected to be payable in the foreseeable future.
(5)	No provision has been made for deferred tax on certain gains realised on disposals of property and other assets as there is an expectation of rolling over such gains into replacement assets. Expenditure to date on valid replacement assets together with forecasts of future such expenditure indicate that these gains will be available for rollover relief. The tax that could be payable if the conditions for rollover relief were not met is estimated at £50 million (2002 – £82 million).

6. Preference dividends – non-equity

	2003	2002	2001

	£m	£m	£m

9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series B	12	13	14
Non-cumulative dollar preference shares, Series C	14	15	16

Total non-equity dividends	39	41	43

7. Ordinary dividends

	2003	2002	2001

	£m	£m	£m

Interim dividends paid during the year	2,257	695	399
Proposed final dividend	-	-	400

Total dividends on equity shares	2,257	695	799

8. Profit dealt with in the accounts of the Bank

Of the profit attributable to shareholders, £2,657 million (2002 - £1,397 million; 2001 – £1,229 million) has been dealt with in the accounts of the Bank.

9. Treasury bills and other eligible bills

	2003	2002

	£m	£m

Treasury bills and similar securities	289	1,581
Other eligible bills	252	143

	541	1,724

Banking business	38	31
Trading business	503	1,693

Treasury bills and other eligible bills are principally of short term maturity and their market value is not materially different from carrying value.

10. Loans and advances to banks

	2003	2002

	£m	£m

Repayable on demand	16,667	1,534
Remaining maturity
- three months or less	15,916	20,640
- one year or less but over three months	1,598	717
- five years or less but over one year	1,007	208
- over five years	231	572

	35,419	23,671
Specific bad and doubtful debt provisions	(7)	(7)

	35,412	23,664

Banking business	23,343	11,635
Trading business	12,069	12,029

Amounts above include:
Due from holding company -unsubordinated	19,137	8,717
- subordinated	500	500
Due from fellow subsidiary undertakings -subordinated	229	229

11. Loans and advances to customers

	2003	2002

	£m	£m

On demand or short notice	17,700	14,022
Remaining maturity
- three months or less	21,065	31,183
- one year or less but over three months	10,467	11,386
- five years or less but over one year	17,442	20,477
- over five years	37,796	37,149

	104,470	114,217
General and specific bad and doubtful debt provisions	(1,898)	(2,095)

	102,572	112,122

Banking business	90,827	94,544
Trading business	11,745	17,578

Amounts above include:
Due from fellow subsidiary undertakings - unsubordinated	343	187
Due from associated undertakings – unsubordinated	67	180
Amounts receivable under finance leases	576	6,875
Amounts receivable under hire purchase and conditional sale agreements	1,632	5,628

The cost of assets acquired during the year for the purpose of letting under finance leases and hire purchase agreements was £263 million (2002 - £4,078 million).

NatWest Group’s exposure to risk from its lending activities is widely diversified both geographically and industrially. Lending to the services sector, house mortgage lending, loans to financial institutions, other personal loans and lending to property companies exceeded 10% of total loans and advances to customers (before provisions).

11. Loans and advances to customers (continued)

Residual value exposures
The table below gives details of the unguaranteed residual values included in the carrying value of finance lease receivables (see above) and operating lease assets (see Note 18).

	Year in which the residual value will be recovered
2003	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years	Total

	£m	£m	£m	£m	£m

Finance leases	8	-	7	18	33

At 31 December 2003	8	-	7	18	33

	Year in which the residual value will be recovered
2002	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years	Total

	£m	£m	£m	£m	£m
Operating leases
Transportation	6	8	28	696	738
Cars and light commercial vehicles	328	134	110	-	572
Other	16	11	41	113	181
Finance leases	36	62	65	142	305

At 31 December 2002	386	215	244	951	1,796

12. Provisions for bad and doubtful debts

	2003			2002

	Specific	General	Total	Specific	General	Total

	£m	£m	£m	£m	£m	£m

At 1 January	1,734	368	2,102	1,733	398	2,131
Currency translation and other adjustments	4	(4)	-	(9)	(4)	(13)
Acquisitions of subsidiaries	17	6	23	-	-	-
Disposal of subsidiaries	(175)	-	(175)	-	-	-
Amounts written off	(606)	-	(606)	(544)	-	(544)
Recoveries of amounts written off in previous
years	12	-	12	17	-	17
Transfers between provisions	-	-	-	17	(17)	-
Transfers from/(to) fellow subsidiaries	-	-	-	4	(1)	3
Charge to profit and loss account	549	-	549	516	(8)	508

At 31 December	1,535	370	1,905	1,734	368	2,102

Interest in suspense
In certain cases, interest may be charged to a customer's account but, because its recoverability is in doubt, not recognised in NatWest Group's consolidated profit and loss account. Such interest is held in a suspense account and netted off against loans and advances in the consolidated balance sheet.

	2003	2002

	£m	£m
Loans and advances on which interest is being placed in suspense:
- before specific provisions	893	1,049
- after specific provisions	402	502
Loans and advances on which interest is not being applied:
- before specific provisions	1,427	1,264
- after specific provisions	640	469

13. Debt securities

	2003				2002

	Book Value	Gross Unrecognised Gains	Gross unrecognised losses	Valuation	Book Value	Gross Unrecognised Gains	Gross unrecognised losses	Valuation

	£m	£m	£m	£m	£m	£m	£m	£m
Investment securities:
British government	49	-	-	49	138	3	-	141
Other government	128	5	-	133	229	9	-	238
Bank and building society	1	-	-	1	19	-	-	19
Other issuers	976	10	-	986	957	17	(1)	973

	1,154	15	-	1,169	1,343	29	(1)	1,371
Other debt securities:
British government	185			185	161			161
Other government	8,473			8,473	4,118			4,118
Other public sector bodies	31			31	38			38
Bank and building society	388			388	294			294
Other issuers	11,496			11,496	10,892			10,892

Total debt securities	21,727			21,742	16,846			16,874

Due within one year	1,140				1,083
Due one year and over	20,587				15,763

	21,727				16,846

Investment securities:
Listed	659			661	740			795
Unlisted	495			508	603			576

	1,154			1,169	1,343			1,371
Other debt securities:
Listed	233			233	1,161			1,161
Unlisted	20,340			20,340	14,342			14,342

	21,727			21,742	16,846			16,874

Banking business	1,551				1,639
Trading business	20,176				15,207

Amounts above include:
Subordinated debt securities	-				155
Unamortised discounts less
premiums on investment
securities	-				(2)

The cost of securities carried at market value is not disclosed as it cannot be determined without unreasonable expense.

13. Debt securities (continued)

Movements in debt securities which are held as investment securities were as follows:

	Cost	Discounts and premiums	Book value

	£m	£m	£m

At 1 January 2003	1,339	4	1,343
Currency translation and other adjustments	(22)	-	(22)
Additions	523	-	523
Acquisition of subsidiary undertakings	16	-	16
Maturities and disposals including transfers to fellow subsidiary	(711)	4	(707)
Amortisation of discounts and premiums	-	1	1

At 31 December 2003	1,145	9	1,154

Available-for-sale debt securities

The following table categorises NatWest Group's investment debt securities (which are classified as available-for-sale under US GAAP) by maturity and yield (based on weighted averages) at 31 December 2003:

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	£m	%	£m	%	£m	%	£m	%	£m	%

British government securities	10	5.0	18	7.0	3	7.1	18	7.1	49	6.7
US treasury and other US
government securities	2	6.7	-	-	-	-	-	-	2	6.7
Other government securities	29	1.9	97	4.0	-	-	-	-	126	3.5
Corporate debt securities	127	2.4	275	4.5	-	-	-	-	402	3.8
Mortgage-backed securities	-	-	-	-	5	5.4	78	4.2	83	4.3
Bank and building society	1	4.4	-	-	-	-	-	-	1	4.4
Other securities	94	5.9	397	2.8	-	-	-	-	491	3.4

Total book value	263	3.7	787	3.6	8	6.1	96	4.7	1,154	3.6

Total fair value	263		801		9		96		1,169

Gross gains of nil (2002 - £7 million) and gross losses of nil (2002 - nil) were realised on the sale and redemption of investment debt securities.

14. Equity shares

	2003				2002

	Book Value	Gross Unrecognised Gains	Gross unrecognised losses	Valuation	Book Value	Gross Unrecognised Gains	Gross unrecognised losses	Valuation

	£m	£m	£m	£m	£m	£m	£m	£m
Investment securities:
Listed	352	-	(52)	300	322	-	(131)	191
Unlisted	705	-	-	705	718	-	-	718

	1,057	-	(52)	1,005	1,040	-	(131)	909
Other securities
Listed	13	-	-	13
Unlisted	2	-	-	2	27	-	-	27

	1,072	-	(52)	1,020	1,067	-	(131)	936

Banking business	1,059				1,039
Trading business	13				28

The cost of securities carried at market value is not disclosed as it cannot be determined without unreasonable expense.

Movements in equity shares which are held as investment securities were as follows:

	Cost	Provisions	Book value

	£m	£m	£m

At 1 January 2003	1,045	(5)	1,040
Currency translation and other adjustments	19	1	20
Additions	26	-	26
Disposals	(17)	-	(17)
Disposal of subsidiary undertaking	(11)	-	(11)
Amounts written off	(2)	2	-
Provisions made net of write backs	-	(1)	(1)

At 31 December 2003	1,060	(3)	1,057

Gross gains of £21 million (2002 - £18 million) and gross losses of nil (2002 - £8 million) were realised on the sale and redemption of investment equity shares.

15. Interests in associated undertakings

Movements in interests in associated undertakings were as follows:

2003

£m

At 1 January 2003	33
Currency translation and other adjustments	(1)
Additions	1
Disposal of subsidiary undertaking	(12)
Share of losses	(2)

At 31 December 2003 - unlisted	19

On the historical cost basis, interests in associated undertakings would have been included as follows:

2003

£m

Cost	25
Provisions	(17)

8

None of the associated undertakings are banks.

No dividends were received from associated undertakings (2002 – £1 million).

Transactions with associated undertakings are conducted on similar terms as third party transactions and are not material to the Group's results or financial condition.

16. Shares in Group undertakings

Movements in shares in Group undertakings during the year were as follows:

2003

£m

At 1 January 2003	9,178
Currency translation and other adjustments	(171)
Additions	382
Disposals	(706)
Revaluation	(96)

At 31 December 2003	8,587

	2003	2002

	£m	£m

Banks	1,798	2,475
Other	6,789	6,703

	8,587	9,178

On the historical cost basis, shares in Group undertakings at 31 December 2003 would have been included at a cost of £6,109 million (2002 - £6,325 million).

The principal subsidiary undertakings of the Bank are shown below. Their capital consists of ordinary and preference shares, which are unlisted. All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies and are all wholly-owned. All of these subsidiary undertakings are included in NatWest Group’s consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operations

Coutts & Co (1)	Private banking	Great Britain
Coutts Bank (Switzerland) Limited (2)	Private banking	Switzerland
Greenwich Capital Markets, Inc. (2)	Broker dealer	US
National Westminster Home Loans Limited	Home mortgage finance	Great Britain
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:

(1)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(2)	Shares are not directly held by the Bank.
(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal subsidiaries as permitted by section 231(5) of the Companies Act 1985. Full information on all subsidiaries will be included in the Annual Return filed with the UK Companies House.

17. Intangible fixed assets

2003

Goodwill	£m
Cost:
At 1 January 2003	492
Currency translation and other adjustments	2
Arising on acquisitions during the year	150
Disposals	(246)

At 31 December 2003	398

Amortisation:
At 1 January 2003	161
Currency translation and other adjustments	1
Charge for the year	18
Disposals	(55)

At 31 December 2003	125

Net book value at 31 December 2003	273

Net book value at 31 December 2002	331

18. Tangible fixed assets

	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Assets on operating leases	Total

	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2003	1,281	273	276	488	2,697	5,015
Currency translation and other adjustments	3	2	-	5	-	10
Reclassifications	3	(3)	-	-	-	-
Acquisitions of subsidiaries	10	8	-	7	-	25
Additions	68	5	30	44	-	147
Disposals and write-off of fully depreciated assets	(36)	(22)	(19)	(173)	-	(250)
Transfer of subsidiary to holding company	(75)	-	(19)	(80)	(2,697)	(2,871)
Revaluation adjustments	33	(12)	-	-	-	21

At 31 December 2003	1,287	251	268	291	-	2,097

Consisting of:
At valuation – 2003	360	33	-	-	-	383
At valuation – 2002 and prior	586	147	-	-	-	733
At cost	342	81	268	291	-	982

	1,287	251	268	291	-	2,097

Accumulated depreciation and amortisation:
At 1 January 2003	182	67	108	344	519	1,220
Currency translation and other adjustments	-	1	-	3	-	4
Reclassifications	3	(3)	-	-	-	-
Disposals and write-off of fully depreciated assets	(7)	-	(2)	(156)	-	(165)
Transfer of subsidiary to holding company	(2)	-	(10)	(49)	(519)	(580)
Charge for the year	31	6	17	41	-	95

At 31 December 2003	207	71	113	183	-	574

Net book value at 31 December 2003	1,080	180	155	108	-	1,523

Net book value at 31 December 2002	1,099	206	168	144	2,178	3,795

On the historical cost basis, NatWest Group's freehold and long leasehold premises would have been included at £847 million (2002 - £942 million).

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

Properties occupied by NatWest Group are valued on the basis of Existing Use Value, except for certain specialised properties which are valued on a Depreciated Replacement Cost basis. Investment properties and properties to be disposed of are valued to reflect Open Market Value. Valuations are carried out by internal and external qualified surveyors who are members of the Royal Institution of Chartered Surveyors or, in the case of some overseas properties, locally qualified valuers.

	2003	2002

	£m	£m

Land and buildings occupied for own use	1,334	1,365
Investment properties	-	53
Properties under development	62	49
Properties to be disposed of	19	6

Net book value at 31 December	1,415	1,473

Net book value of assets held under finance leases	19	20

Depreciation for the year of assets held under finance leases	2	3

Contracts for future capital expenditure not provided for in the accounts at the year end	2	54

19. Other assets

	2003	2002

	£m	£m

Trading derivatives (Note 35)	2,352	4,099
Deferred taxation (Note 25)	23	23
Long-term assurance assets attributable to policyholders	65	66
Other	744	1,086

	3,184	5,274

20. Deposits by banks

	2003	2002

	£m	£m

Repayable on demand	8,398	2,025
With agreed maturity dates or periods of notice, by remaining maturity
- three months or less	8,770	13,998
- one year or less but over three months	342	1,207
- five years or less but over one year	37	237
- over five years	11	251

	17,558	17,718

Banking business	6,838	7,060
Trading business	10,720	10,658

Amounts above include :
Due to holding company - unsubordinated	1,611	5,907

21. Customer accounts

	2003	2002

	£m	£m

Repayable on demand	81,843	58,666
With agreed maturity dates or periods of notice, by remaining maturity
- three months or less	31,691	49,815
- one year or less but over three months	1,884	1,552
- five years or less but over one year	1,052	1,358
- over five years	99	86

	116,569	111,477

Banking business	98,498	92,671
Trading business	18,071	18,806

Amounts above include:
Due to fellow subsidiary undertakings - unsubordinated	569	366
Due to associated undertakings - unsubordinated	2	49

22. Debt securities in issue

	2003	2002

	£m	£m

Bonds and medium-term notes, by remaining maturity
- one year or less	6	20
- two years or less but over one year	-	6
- five years or less but over two years	30	30
- over five years	16	16

	52	72

Other debt securities in issue, by remaining maturity
- three months or less	2,008	136
- one year or less but over three months	52	-

	2,060	136

	2,112	208

Banking business	995	207
Trading business	1,117	1

23. Settlement balances and short positions

	2003	2002

	£m	£m

Settlement balances	1,460	1,888
Short positions:
Debt securities - Government	11,320	11,884
Debt securities - Other issuers	1,630	903
Treasury bills and other eligible bills	54	505

	14,464	15,180

24. Other liabilities

	2003	2002

	£m	£m

Notes in circulation	303	270
Trading derivatives (Note 35)	2,236	3,579
Current taxation	573	613
Dividends	8	8
Obligations under finance leases (analysed below)	4	170
Long-term assurance liabilities attributable to policyholders	65	66
Other liabilities	1,179	1,617

	4,368	6,323

Analysis of obligations under finance leases:
Amounts falling due within one year	-	30
Amounts falling due between one and five years	4	15
Amounts falling due after more than five years	-	125

	4	170

25. Deferred taxation

Provision for deferred taxation has been made as follows:

	2003	2002

	£m	£m

Deferred tax liability	94	1,213
Deferred tax asset (included in Note 19, Other assets)	(23)	(23)

Net deferred tax	71	1,190

Short-term timing differences	(85)	(122)
Capital allowances	264	1,416
Bad and doubtful debt provisions	(108)	(104)

Net deferred tax	71	1,190

Movements during the year:
At 1 January 2003	1,190
Currency translation and other adjustments	2
Disposal of lease receivables	(87)
Transfer of subsidiary to holding company	(1,100)
Charge to profit and loss account	66

At 31 December 2003	71

26. Other provisions

	Property (1)	Pensions and other similar obligations (2)	Other (3)	Total

	£m	£m	£m	£m

At 1 January 2003	179	13	32	224
Subsidiary acquired	-	-	5	5
Subsidiary disposed	-	-	(7)	(7)
Charge to profit and loss account	37	2	1	40
Provisions utilised	(100)	-	(10)	(110)

At 31 December 2003	116	15	21	152

Notes:

(1)

NatWest Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to NatWest Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.

(2)	NatWest Group operates various unfunded post-retirement benefit plans and provision is made for the expected costs that will arise over the periods in which pensions are paid to the members of these plans. Included within this provision is £2 million relating to former directors of the Bank.
(3)	Other provisions arise in the normal course of business.

27. Dated loan capital

	2003	2002

	£m	£m
The Bank
US$500 million 9.375% guaranteed capital notes 2003 (1)	-	310
£100 million 12.5% subordinated unsecured loan stock 2004	100	100
US$400 million guaranteed floating rate capital notes 2005	224	248
US$1,000 million 7.375% fixed rate subordinated notes 2009	557	616
US$650 million floating rate subordinated step-up notes 2009 (callable October 2004)	363	402
€600 million 6.0% subordinated notes 2010	420	387
£300 million 8.125% step-up subordinated notes 2011 (callable December 2006)	299	299
€500 million 5.125% subordinated notes 2011	350	322
£300 million 7.875% subordinated notes 2015	297	296
£300 million 6.5% subordinated notes 2021	295	296

	2,905	3,276
Greenwich Capital Holdings, Inc.
US$105 million subordinated loan capital 2004 floating rate notes	59	65

Coutts Bank (Switzerland) Limited
US$150 million floating rate subordinated loan capital 2018 (issued November 2003;
callable November 2008) (2,3)	84	-

NatWest Group Holdings Corporation
US$400 million floating rate subordinated loan capital 2018 (issued November 2003;
callable at any time) (2,4)	224	-

	3,272	3,341

Dated loan capital in issue, by remaining maturity, repayable
– in one year or less	746	310
– two years or less but over one year	224	567
– five years or less but over two years	383	547
– in more than five years	1,919	1,917

	3,272	3,341

Notes:

(1)	Redeemed on maturity in November 2003.
(2)	Issued to The Royal Bank of Scotland plc.
(3)	Net proceeds received US$150 million, £87 million.
(4)	Net proceeds received US$400 million, £233 million.
(5)

In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(6)	Except as stated above, claims in respect of the NatWest Group's dated loan capital are subordinated to the claims of other creditors. None of NatWest Group's dated loan capital is secured.
(7)

Interest payable on the NatWest Group’s floating rate dated issues is at a margin over London interbank rates. Interest on £900 million, US$1,000 million and €1,100 million of fixed rate dated issues is swapped into floating rates at a margin over London interbank rates.

28. Undated loan capital including convertible debt

	2003	2002

	£m	£m
NatWest Group and the Bank
US$500 million primary capital floating rate notes, Series A
(callable on any interest payment date)	280	310
US$500 million primary capital floating rate notes, Series B
(callable on any interest payment date)	280	310
US$500 million primary capital floating rate notes, Series C
(callable on any interest payment date)	280	310
US$500 million 7.875% exchangeable capital securities (callable on any interest payment date) (1)	280	310
US$500 million 7.75% reset subordinated notes (callable October 2007)	279	308
€100 million floating rate undated subordinated step-up notes (callable October 2009)	70	65
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	281	259
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	323	323
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	198	197
£200 million 11.5% undated subordinated notes (callable December 2022) (2)	200	200

	2,471	2,592

 Notes:
(1)	Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative dollar preference shares of US$25 each of National Westminster Bank Plc at any time.
(2)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative sterling preference shares of £1 each of National Westminster Bank Plc at any time.
(3)	Except as stated above, claims in respect of the NatWest Group’s undated loan capital are subordinated to the claims of other creditors. None of the NatWest Group’s undated loan capital is secured.
(4)	Interest payable on the NatWest Group’s floating rate undated issues is at a margin over London interbank rates. Interest on £525 million, US$500 million and €400 million of fixed rate undated issues is swapped into floating rates at a margin over London interbank rates.

29. Share capital

	Allotted, called up and fully paid			Authorised

	1 January 2003	Currency Translation	31 December 2003	31 December 2003	31 December 2002

	£m	£m	£m	£m	£m
Equity shares
Ordinary shares of £1 each	1,678	-	1,678	2,250	2,250

Total equity share capital	1,678	-	1,678	2,250	2,250

Non-equity shares
Non-cumulative preference shares of US$25 each	341	(33)	308	1,120	1,240
Non-cumulative preference shares of £1 each	140	-	140	1,000	1,000

Total non-equity share capital	481	(33)	448	2,120	2,240

Total share capital	2,159	(33)	2,126	4,370	4,490

29. Share capital (continued)

	Allotted, called up And fully paid		Authorised

	31 December 2003	31 December 2002	31 December 2003	31 December 2002

Number of shares – millions

Equity shares
Ordinary shares of £1 each	1,678	1,678	2,250	2,250

Non-equity shares
Non-cumulative Series B and C preference
shares of US$25 each	22	22	80	80
Non-cumulative Series A preference shares of £1 each	140	140	1,000	1,000

Preference shares

The non-cumulative preference shares, Series B, of US$25 each which carry the right to a gross dividend of 8.75% inclusive of associated tax credit, are redeemable at the option of the Bank at US$25 per share.

The non-cumulative preference shares, Series C, of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$0.90 in 2004 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.

The 9% non-cumulative preference shares, Series A, of £1 each are non-redeemable.

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

30. Reserves

	2003	2002	2001

	£m	£m	£m
Share premium account:
At 1 January and 31 December	1,286	1,286	1,286

Other reserves:
At 1 January	301	301	301
Transfer to profit and loss account	(3)	-	-

At 31 December	298	301	301

Revaluation reserve:
At 1 January	99	119	46
Currency translation and other adjustments	-	2	-
Revaluation of premises	21	(22)	41
Transfer (to)/from profit and loss account	(1)	-	32

At 31 December	119	99	119

Profit and loss account:
At 1 January	5,358	4,203	3,236
Currency translation and other adjustments	38	25	(4)
Retention for the year	(101)	1,130	1,003
Transfer from other reserves	3	-	-
Transfer from/(to) revaluation reserve	1	-	(32)

At 31 December	5,299	5,358	4,203

Exchange gains of £166 million (2002 - £124 million; 2001 - £2 million) arising on foreign currency borrowings have been offset in NatWest Group’s profit and loss account reserves against differences on retranslating the net investment in overseas subsidiary and associated undertakings financed by these borrowings.

The tax effect of gains and losses taken directly to reserves in 2003, 2002 and 2001 was nil.

Included in the closing balances of NatWest Group’s revaluation reserve and profit and loss account at 31 December 2003 are cumulative net losses of £17 million (2002 – £56 million), relating to the retranslation of opening net assets of overseas subsidiary and associated undertakings offset by foreign currency borrowings.

31. Lease commitments

The annual rental commitments under non-cancellable operating leases were as follows:

	2003		2002

	Premises	Equipment	Premises	Equipment

	£m	£m	£m	£m

Expiring within one year	3	-	3	1
Expiring between one and five years	11	-	11	-
Expiring after five years	80	1	96	-

	94	1	110	1

32. Analysis of total assets and liabilities

		2003	2002

		£m	£m

Assets:	denominated in sterling	97,573	99,094
	denominated in currencies other than sterling	75,300	72,793

		172,873	171,887

Liabilities:	denominated in sterling	103,643	99,444
	denominated in currencies other than sterling	69,230	72,443

		172,873	171,887

33. Collateral given and received under repurchase transactions

NatWest Group enters into securities repurchase agreements as securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	2003	2002

	£m	£m

Treasury and other eligible bills	407	420
Debt securities	18,781	15,247

	19,188	15,667

34. Assets charged as security for liabilities

	2003	2002

	£m	£m

Debt securities	3	7
Other	18	74

	21	81

Included above are assets pledged with overseas government banks and margin deposits placed with exchanges.

35. Derivatives

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

Swaps - These are over-the-counter (“OTC”) agreements between two parties to exchange periodic payments of interest, or payments for the change in value of a commodity, or related index, over a set period based on notional principal amounts. NatWest Group enters into swap transactions in several markets. Interest rate swaps exchange fixed rates for floating rates of interest based on notional amounts. Basis swaps exchange floating or fixed interest calculated using different bases. Cross currency swaps are the exchange of interest based on notional values of different currencies. Equity and commodity swaps exchange interest for the return on an equity or commodity, or equity or commodity index.

Options - Currency and interest rate options confer the right, but not the obligation, on the buyer to receive or pay a specific quantity of an asset or financial instrument for a specified price at or before a specified date. Options may be exchange traded or OTC agreements. NatWest Group principally buys and sells currency and interest rate options.

Futures and forwards - Short-term interest rate futures, bond futures and forward foreign exchange contracts are all agreements to deliver, or take delivery of, a specified amount of an asset or financial instrument based on the specified rate, price or index applied against the underlying asset or financial instrument, at a specified date. Futures are exchange traded at standardised amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by NatWest Group in interest rates as forward rate agreements and in currency as forward foreign exchange contracts.

Collateral - NatWest Group may require collateral in respect of the credit risk in derivative transactions. The amount of credit risk is principally the positive fair value of contracts. Collateral may be in the form of cash or in the form of a lien over a customer’s assets entitling NatWest Group to make a claim for current and future liabilities.

Maturity of replacement cost of OTC contracts (trading and non-trading) - Replacement cost indicates NatWest Group’s derivatives credit exposure. The following table sets forth the gross positive fair values by maturity. It includes the replacement cost of contracts entered into with fellow subsidiary undertakings and NatWest Group’s parent undertaking.

2003	Within One year	One to two years	Two to five years	Over five years	Total

	£m	£m	£m	£m	£m
Before netting:
Exchange rate contracts	675	58	94	84	911
Interest rate contracts	801	1,039	3,479	6,538	11,857
Credit derivatives	-	-	10	-	10

	1,476	1,097	3,583	6,622	12,778

Banks and investment firms					12,109
Others					669

					12,778

2002	Within One year	One to two years	Two to five years	Over five years	Total

	£m	£m	£m	£m	£m
Before netting:
Exchange rate contracts	745	101	43	20	909
Interest rate contracts	1,465	873	4,436	7,949	14,723
Credit derivatives	-	10	1	10	21
Equity and commodity contracts	2	-	-	-	2

	2,212	984	4,480	7,979	15,665

Banks and investment firms					14,724
Others					931

					15,655

At 31 December 2003, the potential credit risk exposure, which is after netting and allowing for collateral received, of NatWest Group’s trading and non-trading derivatives, was £1,331 million (2002 - £2,547 million) to banks and investment firms and £482 million (2002 - £868 million) to other counterparties.

Exchange traded contracts are excluded from the above tables. Such contracts generally involve lower credit risk than OTC contracts as they are cleared through exchanges that require margin from participants and the daily settlement of gains and losses.

35. Derivatives (continued)

Trading derivatives

The following table shows the fair values of instruments in the derivatives trading portfolio.

	2003		2002

	End of period fair value		End of period fair value
	Assets	Liabilities	Assets	Liabilities

	£m	£m	£m	£m
Exchange rate contracts:
Spot, forwards and futures	590	663	568	578
Currency swaps	218	199	109	133
Options purchased	103	-	230	-
Options written	-	100	-	230

	911	962	907	941

Interest rate contracts:
Interest rate swaps	11,008	10,767	13,171	12,562
Options purchased	453	-	741	-
Options written	-	507	-	806
Futures and forwards	245	261	656	653

	11,706	11,535	14,568	14,021

Credit derivatives	9	12	21	19

Equity and commodity contracts	-	-	7	2

	12,626	12,509	15,503	14,983
Netting	(10,273)	(10,273)	(11,404)	(11,404)

	2,352	2,236	4,099	3,579

Average fair values (before netting):
Exchange rate contracts	1,331	1,155	1,038	1,114
Interest rate contracts	15,863	15,289	8,814	8,486
Credit derivatives	15	14	1	9
Equity and commodity contracts	-	-	3	2

	17,209	16,458	9,856	9,611

Gains and losses on exchange traded contracts subject to daily margining requirements are settled daily. The fair value of such contracts included above reflects the last day’s variation margin.

The following table analyses, by maturity and contract type, the notional principal amounts of NatWest Group’s trading derivatives:

2003	Within one year	One to two years	Two to five years	Over five years	Total

	£bn	£bn	£bn	£bn	£bn
Exchange rate contracts:
Spot, forwards and futures	22.5	1.5	0.5	0.1	24.6
Currency swaps and options	5.0	1.8	1.1	1.2	9.1

	27.5	3.3	1.6	1.3	33.7

Interest rate contracts:
Interest rate swaps	71.9	69.4	179.6	196.2	517.1
Options purchased	68.1	5.4	11.5	7.8	92.8
Options written	29.5	6.7	11.4	7.2	54.8
Futures and forwards	148.8	10.3	13.8	0.6	173.5

	318.3	91.8	216.3	211.8	838.2

Credit derivatives	2.4	-	0.9	0.4	3.7

2002	Within one year	One to two years	Two to five years	Over five years	Total

	£bn	£bn	£bn	£bn	£bn
Exchange rate contracts:
Spot, forwards and futures	20.1	1.1	0.9	-	22.1
Currency swaps and options	3.9	1.6	0.9	0.9	7.3

	24.0	2.7	1.8	0.9	29.4

Interest rate contracts:
Interest rate swaps	63.9	47.5	113.4	136.1	360.9
Options purchased	52.3	5.1	12.1	1.6	71.1
Options written	32.2	10.6	11.9	1.6	56.3
Futures and forwards	166.8	4.7	10.6	0.5	182.6

	315.2	67.9	148.0	139.8	670.9

Credit derivatives	1.5	0.1	-	0.3	1.9

Equity and commodity contracts	0.1	-	-	-	0.1

Non-trading derivatives

NatWest Group establishes non-trading derivatives positions externally with third parties and also internally. The following tables include the components of the internal hedging programme that transfers risks to the trading portfolios in NatWest Group or to other members of the RBS Group, or to external third party participants in the derivatives markets.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades:

	2003				2002

	Fair value		Book value		Fair value		Book value
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative

	£m	£m	£m	£m	£m	£m	£m	£m
Exchange rate contracts:
Spot, forwards and futures	-	18	-	17	1	2	-	-
Currency swaps and options	1	23	-	16	13	16	-	8

	1	41	-	33	14	18	-	8

Interest rate contracts:
Interest rate swaps	1,017	667	144	89	1,449	1,268	236	144
Futures, forwards and options	1	-	1	-	2	6	-	-

	1,018	667	145	89	1,451	1,274	236	144

Total	1,019	708	145	122	1,465	1,292	236	152

35. Derivatives (continued)

The following table analyses by maturity and contract type, the notional principal amounts of NatWest Group’s non-trading derivatives (third party and internal):

2003	Within one year	One to two years	Two to five years	Over five years	Total

	£bn	£bn	£bn	£bn	£bn
Exchange rate contracts:
Spot, forwards and futures	0.9	-	-	-	0.9
Currency swaps and options	-	-	0.2	0.2	0.4

	0.9	-	0.2	0.2	1.3

Interest rate contracts:
Interest rate swaps	13.7	6.6	14.7	9.8	44.8
Futures, forwards and options	-	0.1	-	-	0.1

	13.7	6.7	14.7	9.8	44.9

2002	Within one year	One to two years	Two to five years	Over five years	Total

	£bn	£bn	£bn	£bn	£bn
Exchange rate contracts:
Spot, forwards and futures	-	-	-	-	-
Currency swaps and options	0.2	-	0.3	0.2	0.7

	0.2	-	0.3	0.2	0.7

Interest rate contracts:
Interest rate swaps	14.7	8.8	14.3	13.3	51.1
Futures, forwards and options	0.1	-	0.1	0.4	0.6

	14.8	8.8	14.4	13.7	51.7

36. Financial instruments

NatWest Group’s objectives and policies in managing the risk that arise in connection with the use of financial instruments are set out under ‘Risk management’ on pages 64 to 73, ‘Financial instruments’ on page 109 and ‘Derivatives’ on page 104.

Interest rate sensitivity gap

The tables below summarise NatWest Group’s interest rate sensitivity gap for its non-trading book at 31 December 2003 and 31 December 2002. The tables show the contractual repricing for each category of asset, liability and for off-balance sheet items. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset or positive gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the repricing periods presented and among the currencies in which NatWest Group has interest rate positions.

2003	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances to banks	20,044	1,212	540	674	335	538	23,343	12,069	35,412
Loans and advances to customers	67,020	2,918	2,056	11,778	6,707	348	90,827	11,745	102,572
Treasury bills and debt securities	1,008	159	247	151	21	3	1,589	20,679	22,268
Other assets	-	-	-	-	-	7,551	7,551	5,070	12,621

Total assets	88,072	4,289	2,843	12,603	7,063	8,440	123,310	49,563	172,873

Liabilities
Deposits by banks	5,990	78	110	3	3	654	6,838	10,720	17,558
Customer accounts	77,018	1,013	622	1,044	149	18,652	98,498	18,071	116,569
Debt securities in issue	902	28	5	30	10	-	995	1,117	2,112
Subordinated liabilities	1,861	224	100	578	2,921	-	5,684	59	5,743
Other liabilities	-	-	-	4	-	4,043	4,047	17,716	21,763
Shareholders’ funds	-	-	-	-	-	8,205	8,205	923	9,128
Internal funding of trading business	(279)	(77)	(87)	(367)	(126)	(21)	(957)	957	-

Total liabilities	85,492	1,286	750	1,292	2,957	31,533	123,310	49,563	172,873

Off-balance sheet items	(9,372)	(2,227)	949	8,603	2,047	-

Interest rate sensitivity gap	(6,792)	776	3,042	19,914	6,153	(23,093)

Cumulative interest rate sensitivity gap	(6,792)	(6,016)	(2,974)	16,940	23,093

2002	Within 3 months £m	After 3 months but within 6 months £m	After 6 months but within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Non-interest bearing funds £m	Banking book total £m	Trading book total £m	Total £m

Assets
Loans and advances to banks	10,637	359	143	13	26	457	11,635	12,029	23,664
Loans and advances to customers	66,160	3,662	4,387	13,131	6,415	789	94,544	17,578	112,122
Treasury bills and debt securities	967	96	193	359	55	-	1,670	16,900	18,570
Other assets	-	-	-	-	-	10,293	10,293	7,238	17,531

Total assets	77,764	4,117	4,723	13,503	6,496	11,539	118,142	53,745	171,887

Liabilities
Deposits by banks	5,873	85	14	-	-	1,088	7,060	10,658	17,718
Customer accounts	71,801	742	396	468	98	19,166	92,671	18,806	111,477
Debt securities in issue	139	12	5	41	10	-	207	1	208
Subordinated liabilities	1,397	248	620	707	2,896	-	5,868	65	5,933
Other liabilities	3	11	15	14	128	7,017	7,188	20,160	27,348
Shareholders’ funds	-	-	-	-	-	8,281	8,281	922	9,203
Internal funding of trading business	(2,513)	-	(620)	-	-	-	(3,133)	3,133	-

Total liabilities	76,700	1,098	430	1,230	3,132	35,552	118,142	53,745	171,887

Off-balance sheet items	599	(1,038)	(2,316)	3,285	(530)	-

Interest rate sensitivity gap	1,663	1,981	1,977	15,558	2,834	(24,013)

Cumulative interest rate sensitivity gap	1,663	3,644	5,621	21,179	24,013

36. Financial instruments (continued)

Currency risk

NatWest Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiary and associated undertakings and their related currency funding.

NatWest Group’s structural foreign currency exposures were as follows:

	2003			2002

	Net investments in overseas operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures	Net investments in overseas operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures

	£m	£m	£m	£m	£m	£m
Functional currency of net investment
US dollar	1,719	1,688	31	1,591	1,563	28
Euro	1,162	573	589	850	388	462
Swiss franc	357	357	-	305	295	10
Other non-sterling	7	7	-	7	6	1

Total	3,245	2,625	620	2,753	2,252	501

Trading book market risk

An explanation of the Value-at-Risk ("VaR") methodology of estimating potential losses arising from NatWest Group’s exposure to market risk in its trading book and the main assumptions and parameters underlying it is given on page 70.

The following table analyses the VaR for NatWest Group’s trading portfolios by type of market risk exposure at the year end and as an average for the year and the maximum and minimum for the year:

		2003				2002

	At 31 December 2003	Maximum	Minimum	Average	At 31 December 2002	Maximum	Minimum	Average
	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	6.7	12.5	4.9	8.4	7.3	11.7	4.7	7.6
Currency	0.3	1.0	0.1	0.4	0.3	1.7	0.1	0.4
Equity		0.2	-	0.1	0.1	0.6	-	0.2
Diversification effects	(0.5)				(0.4)

Total	6.5	12.6	5.0	8.4	7.3	11.6	4.7	7.6

Fair values of financial instruments

The following tables set out the fair values of NatWest Group’s financial instruments. Fair value is the amount at which an instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgements covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale; nor are there plans to settle liabilities prior to contractual maturity. As there is a wide range of valuation techniques, it may be inappropriate to compare NatWest Group’s fair value information to independent markets or other financial institutions’ fair values.

		2003		2002

Trading business		Carrying amount	Fair value	Carrying amount	Fair value

		£m	£m	£m	£m
Assets
Treasury bills and other eligible bills	(1)	503	503	1,693	1,693
Loans and advances to banks and customers	(1)	23,814	23,814	29,607	29,607
Debt securities	(1)	20,176	20,176	15,207	15,207
Equity shares	(1)	13	13	28	28
Derivatives	(2)	2,352	2,352	4,099	4,099
Liabilities
Deposits by banks and customer accounts	(3)	28,791	28,791	29,464	29,464
Debt securities in issue	(1)	1,117	1,117	1	1
Short positions in securities	(1)	13,004	13,004	13,292	13,292
Subordinated loan capital	(1)	59	59	65	65
Derivatives	(2)	2,236	2,236	3,579	3,579

		2003		2002

Banking business		Carrying amount	Fair value	Carrying amount	Fair value

		£m	£m	£m	£m
Assets
Cash and balances at central banks	(1)	1,112	1,112	1,251	1,251
Items in the course of collection from other banks	(1)	2,255	2,255	2,085	2,085
Treasury and other eligible bills	(1)	38	38	31	31
Loans and advances to banks and customers	(4)	114,170	114,567	106,179	106,824
Debt securities	(5)	1,551	1,566	1,639	1,667
Equity shares	(5)	1,059	1,007	1,039	908
Derivatives – net	(2)	23	311	84	173
Liabilities
Items in the course of transmission to other banks	(1)	943	943	1,214	1,214
Deposits by banks and customer accounts	(3)	105,336	105,587	99,731	99,747
Debt securities in issue	(6)	995	995	207	209
Subordinated loan capital	(7)	5,684	5,964	5,868	6,350
Non equity minority interests	(7)	-	-	3	3
Non-equity shareholders’ funds	(7)	448	515	481	550

Notes:
(1)	Financial assets and financial liabilities carried at fair value or where carrying value approximates to fair value because they are of short maturity or repricing date.
(2)	Fair values of derivatives are determined by market prices where available. Otherwise fair value is based on current market information using appropriate valuation models.
(3)	The fair value of deposits repayable on demand is equal to their carrying value. The fair values of term deposits and time certificates of deposit are estimated by discounting expected future cash flows using rates currently offered for deposits of similar remaining maturities.
(4)	For loans which reprice frequently or are linked to the Group’s base rate, and for which there has been no significant change in credit risk since inception, carrying value represents a reasonable estimate of fair value. For other loans, fair values are estimated by discounting expected future cash flows, using current interest rates appropriate to the type of loan, and making adjustments for credit risk.

36. Financial instruments (continued)

Fair values of financial instruments (continued)

(5)	Fair values of marketable securities are based on quoted market prices. Where these are unavailable, fair value is estimated using other valuation techniques.
(6)	The fair value of short-term debt securities in issue is approximately equal to their carrying value. The fair value of other debt securities in issue is based on quoted market prices where available or, where these are unavailable, is estimated using other valuation techniques.
(7)	The fair value of loan capital, non-equity minority interests and preference shares is based on quoted market prices where available. For unquoted loan capital, fair value has been estimated using other valuation techniques.
(8)	Fair values are not given for financial commitments and contingent liabilities. The diversity of the fee structures, the lack of an established market and the difficulty of separating the value of the instruments from the value of the overall relationship involve such uncertainty that it is not meaningful to provide an estimate of their fair value (The principal amounts of these instruments are given in Note 37).

Hedges

Derivatives and debt securities held for hedging purposes are accounted for in accordance with the treatment of the hedged transaction. As a result, any gains or losses on the hedging instrument arising from changes in fair values are not recognised in the profit and loss account immediately but are accounted for in the same manner as the hedged item.

	2003		2002

	Unrecognised gains and losses	Deferred gains and losses	Unrecognised gains and losses	Deferred gains and losses

	£m	£m	£m	£m

At 1 January – gains	1,245	156	726	42
At 1 January – losses	(1,156)	(16)	(913)	(36)

	89	140	(187)	6
Disposal of subsidiaries	133	-	-	-
Recognised gains that arose in previous years	(311)	(47)	(150)	(22)
Recognised losses that arose in previous years	308	11	241	20
Unrecognised gains and losses arising in the year	69	-	355	-
Unrecognised gains and losses deferred in the year	-	-	(170)	170
Unrecognised gains and losses deferred and taken to
profit and loss in the year	-	-	-	(34)

At 31 December	288	104	89	140

Of which – gains	889	109	1,245	156
Of which – losses	(601)	(5)	(1,156)	(16)

	288	104	89	140

Gains expected to be recognised in the year to
31 December 2004 (year to 31 December 2003)	232	42	318	49
Gains expected to be recognised in the year to
31 December 2005 or later (year to 31 December 2004
or later)	657	67	927	107

	889	109	1,245	156

Losses expected to be recognised in the year to
31 December 2004 (year to 31 December 2003)	(147)	(4)	(313)	(12)
Losses expected to be recognised in the year to
31 December 2005 or later (year to 31 December 2004
or later)	(454)	(1)	(843)	(4)

	(601)	(5)	(1,156)	(16)

37. Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although NatWest Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	2003	2002

	£m	£m
Contingent liabilities:
Acceptances and endorsements	204	379
Guarantees and assets pledged as collateral security	2,502	1,917
Other contingent liabilities	3,147	4,204

	5,853	6,500

Commitments:
Documentary credits and other short-term trade related transactions	310	162
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	47,820	45,897
– one year and over	11,895	13,643
Other commitments	2	263

	60,027	59,965

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure tocredit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group’s normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group’s provisioning policy.

Contingent liabilities
Acceptances – in accepting a bill of exchange drawn on it by a customer a bank undertakes to pay the holder of the bill at maturity. Most acceptances are presented for payment and reimbursement by the customer is usually immediate. In the UK, bills accepted by certain banks designated by the Bank of England are eligible for rediscount at the Bank of England.

Endorsements – in endorsing a bill of exchange a bank accepts liability for payment of any shortfall on the bill at maturity. Unlike acceptances, the endorsing bank receives value for the bill, which is then rediscounted.

Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments
Documentary credits and other short-term trade related transactions – documentary letters are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents.

Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include forward asset purchases, forward forward deposits placed and undrawn note issuance and revolving underwriting facilities.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

37. Memorandum items (continued)

Litigation
In December 2003, members of the Group were joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss, if any, in these matters. The Group continues to co-operate fully with the appropriate authorities.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed the actual, threatened and known potential claims and proceedings and, after consulting with the Group’s legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on the Group’s consolidated net assets, results of operations or cash flows.

38. Acquisitions

The Group made two acquisitions during the year, both of which were accounted for using acquisition accounting principles. The provisional fair values of the assets and liabilities of the acquisitions made during the year and the consideration paid are shown in the table below:

At respective dates of acquisition:	Book value of net assets acquired £m	Fair value adjustments £m	Fair value to NatWest Group £m

Cash and balances at central banks	18	-	18
Treasury and other eligible bills	13	-	13
Loans and advances to banks	313	-	313
Loans and advances to customers	336	(7)	329
Debt securities	16	-	16
Equity shares	2	-	2
Tangible fixed assets	25	-	25
Other assets	92	-	92
Prepayments and accrued income	2	-	2

Deposits by banks	(42)	-	(42)
Customer accounts	(421)	-	(421)
Other liabilities	(133)	-	(133)
Accruals and deferred income	(1)	-	(1)
Other provisions	(5)	-	(5)

Net assets acquired	215	(7)	208

Goodwill			150

Total consideration			358

Satisfied by:
Payment of cash			349
Fees and expenses relating to the acquisitions			9

			358

39. Reconciliation of operating profit to net cash inflow/(outflow) from operating activities

	2003	2002	2001

	£m	£m	£m

Operating profit	3,141	2,584	2,583
Decrease/(increase) in prepayments and accrued income	119	(46)	1,073
Interest on subordinated liabilities	214	262	398
(Decrease)/increase in accruals and deferred income	(1,123)	1,049	(782)
Amortisation of and provisions against investment securities	-	8	19
Provisions for bad and doubtful debts	549	508	510
Loans and advances written off net of recoveries	(594)	(527)	(437)
Profit on sale of tangible fixed assets	(12)	(25)	(99)
Loss/(profit) from associated undertakings	2	(1)	3
Profit on sale of investment securities	(21)	(17)	(6)
Profit on sale of subsidiary and associated undertakings	(26)	(12)	-
Provisions for liabilities and charges	40	39	28
Provisions utilised	(83)	(31)	(10)
Depreciation and amortisation of tangible and intangible fixed assets	113	470	565

Net cash inflow from trading activities	2,319	4,261	3,845
(Increase)/decrease in items in the course of collection	(170)	325	(324)
Decrease/(increase) in treasury and other eligible bills	1,196	(249)	1,538
Decrease in loans and advances to banks	13,161	2,745	4,453
Increase in loans and advances to customers	(524)	(11,469)	(4,074)
(Increase)/decrease in securities	(5,059)	1,656	6,050
Increase/(decrease) in other assets	1,454	(148)	(964)
Decrease/(increase) in items in the course of transmission	(271)	(194)	310
Decrease in deposits by banks	(202)	(7,595)	(10,027)
Increase/(decrease) in customer accounts	5,890	11,497	(2,491)
Increase/(decrease) in debt securities in issue	1,904	(5,014)	(3,950)
(Decrease)/increase in other liabilities	(1,488)	1,984	586
(Decrease)/increase in settlement balances and short positions	(352)	(890)	2,428
Effect of other accruals/deferrals and other non-cash movements	(210)	(415)	86

Net cash inflow/(outflow) from operating activities	17,648	(3,506)	(2,534)

40. Analysis of the net outflow of cash in respect of the purchase of interests in subsidiary undertakings

	2003	2002	2001

	£m	£m	£m

Cash consideration paid	358	109	220
Cash acquired	(18)	-	-

Net outflow of cash	340	109	220

41. Sale of subsidiary and associated undertakings

	2003	2002	2001

	£m	£m	£m

Net tangible assets disposed of	701	13	694
Profit on disposal	26	12	-
Goodwill sold	191	4	-
Non-cash consideration	-	-	(634)

Cash consideration	918	29	60
Cash disposed of	1	-	(80)

Net inflow/(outflow) of cash in respect of disposals (net of expenses)	919	29	(20)

42. Analysis of changes in financing during the year

	2003	2002	2001

	£m	£m	£m
Share capital (including share premium account)
At 1 January	3,445	3,483	3,473
Currency translation adjustments	(33)	(38)	10

At 31 December	3,412	3,445	3,483

Loan capital
At 1 January	5,933	6,396	6,904
Currency translation adjustments	(214)	(301)	109
Net cash inflow/(outflow) from financing	24	(162)	(617)

At 31 December	5,743	5,933	6,396

43. Analysis of cash

	2003	2002	2001

	£m	£m	£m

Cash and balances at central banks	1,112	1,251	1,162
Loans and advances to banks repayable on demand	16,667	1,534	6,395

Cash	17,779	2,785	7,557

The Bank and certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2003, amounted to £111 million (2002 - £112 million; 2001 - £107 million).

44. Analysis of changes in cash during the year

	2003	2002	2001

	£m	£m	£m

At 1 January	2,785	7,557	5,891
Net cash inflow/(outflow)	14,994	(4,772)	1,666

At 31 December	17,779	2,785	7,557

45. Segmental analysis

In the tables below, the analyses of net assets are included in compliance with Statement of Standard Accounting Practice 25 ’Segmental Reporting’. The fungible nature of liabilities within the banking industry results in allocations of liabilities which, in some cases, are necessarily subjective. The directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

The prior year data in the tables below have been restated to reflect the transfer in 2003 of certain activities from Corporate Banking and Financial Markets and Wealth Management to Manufacturing.

(a) Classes of business

2003	Net interest income	Non- interest income	Total income	Operating expenses	Provisions*	Profit/ (loss) on ordinary activities before tax

	£m	£m	£m	£m	£m	£m

Corporate Banking and Financial Markets	1,011	1,314	2,325	(590)	(139)	1,596
Retail Banking	2,120	767	2,887	(651)	(202)	2,034
Retail Direct	370	553	923	(285)	(137)	501
Manufacturing	-	-	-	(1,263)	-	(1,263)
Wealth Management	170	259	429	(254)	2	177
Ulster Bank	396	185	581	(276)	(32)	273
Central items	(35)	145	110	(114)	(42)	(46)

Profit before goodwill amortisation and
restructuring costs	4,032	3,223	7,255	(3,433)	(550)	3,272
Goodwill amortisation	-	-	-	(18)	-	(18)
Restructuring costs	-	-	-	(113)	-	(113)

Profit on ordinary activities before tax	4,032	3,223	7,255	(3,564)	(550)	3,141

2002	Net interest income	Non- interest income	Total income	Operating expenses	Provisions*	Profit/ (loss) on ordinary activities before tax

	£m	£m	£m	£m	£m	£m

Corporate Banking and Financial Markets	1,282	1,809	3,091	(1,070)	(271)	1,750
Retail Banking	2,083	747	2,830	(598)	(113)	2,119
Retail Direct	317	533	850	(259)	(119)	472
Manufacturing	-	-	-	(1,301)	-	(1,301)
Wealth Management	170	293	463	(286)	12	189
Ulster Bank	339	181	520	(254)	(22)	244
Central items	(57)	(3)	(60)	(137)	(3)	(200)

Profit before goodwill amortisation and
restructuring costs	4,134	3,560	7,694	(3,905)	(516)	3,273
Goodwill amortisation	-	-	-	(26)	-	(26)
Restructuring costs	-	-	-	(663)	-	(663)

Profit on ordinary activities before tax	4,134	3,560	7,694	(4,594)	(516)	2,584

*Comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.

2001	Net interest income	Non- interest income	Total income	Operating expenses	Provisions*	Profit/ (loss) on ordinary activities before tax

	£m	£m	£m	£m	£m	£m

Corporate Banking and Financial Markets	1,251	1,653	2,904	(1,088)	(345)	1,471
Retail Banking	1,941	875	2,816	(672)	(71)	2,073
Retail Direct	288	455	743	(244)	(96)	403
Manufacturing	-	-	-	(1,178)	-	(1,178)
Wealth Management	308	376	684	(354)	5	335
Ulster Bank	313	170	483	(239)	(15)	229
Central items	(180)	174	(6)	(88)	6	(88)

Profit before goodwill amortisation and
restructuring costs	3,921	3,703	7,624	(3,863)	(516)	3,245
Goodwill amortisation	-	-	-	(24)	-	(24)
Restructuring costs	-	-	-	(638)	-	(638)

Profit on ordinary activities before tax	3,921	3,703	7,624	(4,525)	(516)	2,583

*Comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.

	Total assets		Net assets

	2003	2002	2003	2002

	£m	£m	£m	£m

Corporate Banking and Financial Markets	100,226	104,797	4,200	4,956
Retail Banking	40,225	36,747	2,560	2,262
Retail Direct	6,255	5,851	563	520
Manufacturing	1,532	1,491	110	108
Wealth Management	10,271	12,974	346	298
Ulster Bank	16,054	12,880	1,078	976
Central items	(1,690)	(2,853)	271	83

	172,873	171,887	9,128	9,203

Segmental analysis of goodwill is as follows:

	CBFM	Retail Direct	Wealth Management	Ulster Bank	Central items	Total

	£m	£m	£m	£m	£m	£m
Goodwill
Cost:
At 1 January 2003	459	-	14	18	1	492
Currency translation and other adjustments	-	-	1	1	-	2
Arising on acquisitions during the year	-	7	143	-	-	150
Disposals	(226)	-	-	(19)	(1)	(246)

At 31 December 2003	233	7	158	-	-	398

Amortisation:
At 1 January 2003	139	-	11	10	1	161
Currency translation and other adjustments	(1)	-	1	1	-	1
Charge for the year	16	-	1	1	-	18
Disposals	(42)	-	-	(12)	(1)	(55)

At 31 December 2003	112	-	13	-	-	125

Net book value at 31 December 2003	121	7	145	-	-	273

Net book value at 31 December 2002	320	-	3	8	-	331

45. Segmental analysis (continued)

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2003	UK	USA	Europe	Rest of the World	Total

	£m	£m	£m	£m	£m

Interest receivable	5,278	31	642	28	5,979
Dividend income	58	3	-	-	61
Fees and commissions receivable	2,632	103	211	68	3,014
Dealing profits	107	651	36	3	797
Other operating income	109	35	3	-	147

Gross income	8,184	823	892	99	9,998

Profit on ordinary activities before tax	2,476	375	260	30	3,141

Total assets	102,775	50,481	18,270	1,347	172,873

Net assets	6,358	934	1,819	17	9,128

2002	UK	USA	Europe	Rest of the World	Total

	£m	£m	£m	£m	£m

Interest receivable	5,770	79	645	11	6,505
Dividend income	8	5	-	-	13
Fees and commissions receivable	2,583	107	176	42	2,908
Dealing profits	87	607	40	1	735
Other operating income	610	(3)	12	-	619

Gross income	9,058	795	873	54	10,780

Profit on ordinary activities before tax	2,053	239	271	21	2,584

Total assets	106,612	48,416	15,669	1,190	171,887

Net assets	6,520	1,127	1,608	(52)	9,203

2001	UK	USA	Europe	Rest of the World	Total

	£m	£m	£m	£m	£m

Interest receivable	6,529	410	865	50	7,854
Dividend income	13	3	1	-	17
Fees and commissions receivable	2,746	74	197	19	3,036
Dealing profits	141	518	45	15	719
Other operating income	630	-	12	-	642

Gross income	10,059	1,005	1,120	84	12,268

Profit/(loss) on ordinary activities before tax	2,053	215	348	(33)	2,583

Total assets	112,147	45,120	15,342	118	172,727

Net assets	6,692	552	850	12	8,106

46. Directors’ remuneration

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £286,000 (2002 – £281,000).

47. Transactions with directors, officers and others

(a)	At 31 December 2003, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the NatWest Group were £26,533 in respect of loans to four persons who were directors of the Bank (or persons connected with them) at any time during the financial year and £8,209,551 to 47 people who were officers of the Bank at any time during the financial year.

(b)	There were no contracts of significance to the business of the Bank and its subsidiaries which subsisted at 31 December 2003, or during the year then ended, in which any director of the Bank had a material interest.

48. Related party transactions

Subsidiary undertakings - In accordance with Financial Reporting Standard 8 ‘Related Party Disclosures’ (“FRS 8”), transactions or balances between Group entities that have been eliminated on consolidation and transactions with the ultimate holding company, the holding company and fellow subsidiaries are not reported.

Investments – The Group provides development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arms-length terms depending on their nature. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under FRS 8.

49. Ultimate holding company

The Group’s ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2003, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, 42 St Andrew Square, Edinburgh EH2 2YE.

50. Significant differences between UK and US generally accepted accounting principles

The consolidated financial statements of the Group are prepared in accordance with UK generally accepted accounting principles (“GAAP”) that differ in certain material respects from US GAAP. The significant differences are summarised as follows:

(a) Goodwill
Under NatWest Group’s UK GAAP accounting policy, goodwill is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life, currently over periods of up to 20 years. Under US GAAP, goodwill is recognised as an asset, and is not amortised. Under the transition rules of SFAS 142 ‘Goodwill and Other Intangible Assets’, no amortisation is charged on acquisitions made after 30 June 2001; amortisation is charged up to 31 December 2002 for other goodwill. All goodwill is tested for impairment at least annually.

(b) Property revaluation and depreciation
The Group’s freehold and leasehold properties are carried at original cost or subsequent valuation. The surplus or deficit on revaluation is included in the Group’s reserves. Under US GAAP, revaluations of property are not permitted to be reflected in the financial statements. Depreciation charged and gains or losses on disposal under UK GAAP are based on the revalued amount of freehold and long leasehold properties; no depreciation is charged on investment properties which are revalued annually. Under US GAAP, the depreciation charge and gains or losses on disposal are based on the historical cost of all properties.

(c) Leasehold property provisions
Under UK GAAP, provisions are raised on leasehold properties when there is a commitment to vacate the property. US GAAP requires provisions to be recognised at the time the property is vacated.

(d) Dividends
Under UK GAAP, dividends are recorded in the period to which they relate, whereas under US GAAP dividends are recorded in the period in which they are declared.

50. Significant differences between UK and US generally accepted accounting principles (continued)

(e) Loan origination fees
Under UK GAAP, certain loan fees are recognised when received. Under US GAAP, all non-refundable loan fees and certain direct costs are deferred and recognised as an adjustment to the yield on the related loan or facility.

(f) Pension costs
Pension costs, based on actuarial assumptions and methods, are charged in the consolidated accounts so as to allocate the cost of providing benefits over the service lives of employees in a consistent manner approved by the actuary. US GAAP prescribes the method of actuarial valuation and also requires assets to be assessed at fair value and the assessment of liabilities to be based on current interest rates..

(g) Extinguishment of liabilities
Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely. Under US GAAP, a financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligator under the liability, either judicially or by the creditor.

(h) Leasing
In accordance with UK GAAP, the Group’s accounting policy for finance lease income receivable is to allocate total gross earnings to accounting periods so as to give a constant periodic rate of return on the net cash investment, and certain operating lease assets are depreciated on a reverse-annuity basis. Under US GAAP, finance lease income is recognised so as to give a level rate of return on the investment in the lease but without taking into account the associated tax flows, and all operating lease assets are depreciated on a straight-line basis.

(i) Securities
Under UK GAAP, the Group’s debt securities and equity shares are classified as being held as investment securities or for dealing purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for dealing purposes are carried at fair value with changes in fair value recognised in the profit and loss account. Under US GAAP, the Group’s investment debt securities and marketable investment equity shares are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity.

(j) Derivatives and hedging activities
SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ was effective for the Group’s US GAAP information from 1 January 2001. The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria of SFAS 133. As a result, from 1 January 2001, for US GAAP purposes, the Group’s portfolio of non-trading derivatives has been remeasured to fair value and changes in fair value reflected in net income. Under UK GAAP, these derivatives continue to be classified as non-trading and accounted for in accordance with the underlying transaction or transactions being hedged. SFAS 133 does not permit a non-derivative financial instrument to be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities. The Group’s UK and US GAAP reconciliations also reflect transition adjustments on initial application of SFAS 133. These adjustments were: a cumulative-effect-type adjustment increasing net income by £15 million (£21 million less tax of £6 million); and a cumulative-effect-type adjustment decreasing other comprehensive income by £174 million (£249 million less tax of £75 million). SFAS 133 also requires derivatives embedded in other financial instruments to be accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

(k) Software development costs
Under UK GAAP, most software development costs are written off as incurred. Under US GAAP, certain costs relating to software developed for own use that are incurred after 1 January 1999 are capitalised and depreciated over the estimated useful life of the software.

(l) Variable interest entities
UK GAAP requires consolidation of entities controlled by an enterprise where control means the enterprise’s ability to direct the financial and operating policies of an entity with a view to gaining economic benefits. US GAAP requires consolidation by the primary beneficiary of a variable interest entity (“VIE”). An enterprise is the primary beneficiary of a VIE if it will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

(m) Acceptances
Acceptances outstanding and the matching customers’ liabilities are not reflected in the consolidated balance sheet, but are disclosed as memorandum items. Under US GAAP, acceptances outstanding and the matching customers’ liabilities are reflected in the consolidated balance sheet.

(n) Offset of repurchase and reverse repurchase agreements
Under UK GAAP, debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance. Under US GAAP, repurchase and reverse repurchase agreements with the same counterparty may be offset only where they have the same settlement date specified at inception.

(o) Deferred taxation
Accounting for deferred tax under UK GAAP is consistent with US GAAP except that deferred tax is not recognised under UK GAAP on certain timing differences resulting from the roll-over of gains on disposal of properties, but is provided under US GAAP on such differences.

Recent developments in US GAAP
In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 149 ‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’. It amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS 133. The statement is effective for contracts entered into or modified after 30 June 2003, and for hedging relationships designated after 30 June 2003. Implementation of SFAS 149 has had no effect on the Group’s US financial information.

The FASB issued SFAS 150 ‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’ in May 2003. This statement addresses classification and measurement by an issuer of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 also addresses the classification of certain financial instruments that embody obligations to issue equity shares. The statement is effective for financial instruments entered into or modified after 31 May 2003 and is otherwise effective on or after 15 June 2003. SFAS 150 has not affected the classification of any of the capital instruments issued by the Group.

The FASB issued SFAS 132 (revised) ‘Employers’ Disclosures about Pensions and Other Postretirement Benefits – an Amendment of FASB Statements No. 87, 88 and 106’ in December 2003. This statement retains the disclosures required by SFAS 132 and requires additional information on changes in pension and other post-retirement benefit obligations and fair value of assets. SFAS 132R is effective for the Group’s 2003 financial statements.

In December 2003, the FASB issued FASB Interpretation (“FIN”) No. 46 (revised) ‘Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.’ FIN 46R clarifies some of the provisions of FIN 46, issued in January 2003, and exempts certain entities from its requirements. FIN 46R replaces FIN 46 but as FIN 46R contains deferral provisions, FIN 46 is extant until FIN 46R is applied. FIN 46 and FIN 46R address accounting for VIEs. Expected losses and expected residual returns of a VIE have been clarified in FIN 46R as the expected negative variability and positive variability, respectively, in the fair value of its net assets excluding variable interests and include expected variability resulting from the operating results of the entity. The Group elected to adopt the provisions of FIN 46R as at 31 December 2003, except in relation to certain investments made by its private equity business which is involved with entities that may be deemed to be VIEs. The FASB has deferred nonregistered investment companies (entities that invest for capital appreciation and income) from the application of FIN 46R until the scope of investment company accounting has been clarified by the American Institute of Certified Public Accountants.

The FASB continues to provide additional guidance on implementation of FIN 46. As further guidance is provided, the Group will continue to review the status of the VIEs with which it is involved.

50. Significant differences between UK and US generally accepted accounting principles (continued)

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity which would result from the application of US GAAP instead of UK GAAP. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income – net income	2003	2002	2001

	£m	£m	£m

Profit attributable to ordinary shareholders – UK GAAP	2,156	1,825	1,802
Adjustments in respect of:
Goodwill	18	26	-
Property revaluation and depreciation	(2)	9	56
Leasehold property provisions	58	-	-
Loan origination	26	22	(7)
Pension costs	(105)	(15)	236
Extinguishment of liabilities	(60)	-	-
Leasing	(1)	(46)	(49)
Derivatives and hedging	46	380	18
Software development costs	(236)	220	371
Profit on disposal of subsidiaries	159	-	-
Variable interest entities	(16)	-	-
Tax effect on the above adjustments	86	(168)	(170)
Deferred taxation	32	-	(115)

Net income available for ordinary shareholders – US GAAP	2,161	2,253	2,142

Consolidated shareholders’ equity	2003	2002

	£m	£m

Shareholders’ funds – UK GAAP	9,128	9,203
Adjustments in respect of:
Goodwill	44	26
Property revaluation and depreciation	(581)	(558)
Leasehold property provisions	58	-
Loan origination	(115)	(141)
Pension costs	163	268
Extinguishment of liabilities	(60)	-
Leasing	(13)	(239)
Securities	(37)	(103)
Derivatives and hedging	409	257
Software development costs	587	823
Variable interest entities	(16)	-
Tax effect on cumulative UK/US GAAP income adjustments	(316)	(334)
Tax effect on other comprehensive income	23	75
Deferred taxation	(80)	(112)

Shareholders’ equity – US GAAP	9,194	9,165

Total assets under US GAAP, adjusted to reflect the inclusion of acceptances, provisions for liabilities and commitments, the fair value of financial guarantees and the grossing-up of certain repurchase agreements offset under UK GAAP, together with the effect of adjustments made to net income and shareholders’ funds, were £185 billion (2002 - £182 billion).

Loan impairment

At 31 December 2003 and 31 December 2002, the NatWest Group estimated that the difference between carrying value of its portfolio under US GAAP and its value in NatWest Group’s UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders’ equity was required.

At 31 December 2003, the Group’s non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to £2,827 million (2002 - £2,549 million). Specific provisions of £1,335 million (2002 - £1,370 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year to 31 December 2003 were £2,719 million (2002 - £2,932 million).

Gross income not recognised, but which would have been recognised under the original terms of non-accrual and restructured loans, amounted to £134 million for the year ended 31 December 2003 (2002 - £171 million; 2001 - £101 million) from domestic loans and £31 million for the year ended 31 December 2003 (2002 - £32 million; 2001 - £24 million) from foreign loans. Interest on non-accruals and restructured loans included in net income was £43 million for the year ended 31 December 2003 (2002 - £36 million; 2001 - £36 million) from domestic loans and nil for the year ended 31 December 2003 (2002 - £5 million; 2001 - £7 million) from foreign loans.

Securities

During 2003, there were no gross gains or gross losses included in US GAAP net income from transfers of securities from the available-for-sale category into the trading category. For 2003, net unrealised gains of £127 million on available-for-sale securities were included in US GAAP other comprehensive income and £9 million was reclassified from accumulated other comprehensive income into US GAAP net income.

Cash flow statements – FRS 1/SFAS 95

There are many similarities between SFAS 95, ’Statement of Cash Flows’ as amended by SFAS 104 ’Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions’ and FRS 1 ‘Cash Flow Statements (Revised)’. The principal differences are the classifications of certain transactions.

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

50. Significant differences between UK and US generally accepted accounting principles (continued)

The composition of cash at 31 December 2003, 2002 and 2001, and the movements in cash for the years then ended are shown in Note 43 and Note 44 respectively to the Consolidated Financial Statements. Summary consolidated statements of cash flows presented on a US GAAP basis for each of the three years ended 31 December 2003 are set out below.

	2003	2002	2001

	£m	£m	£m

Cash flows from operating activities	(2,537)	6,003	12,785
Cash flows from investing activities	13,332	(8,024)	7,399
Cash flows from financing activities	5,100	(2,747)	(18,550)
Effect of exchange rate changes on cash and cash equivalent	(901)	(4)	32

Net movement in cash	14,994	(4,772)	1,666

Cash at beginning of year	2,785	7,557	5,891

Cash at end of year	17,779	2,785	7,557

Stock-based compensation costs

SFAS 123 ’Accounting for Stock-Based Compensation’ requires disclosure of the effects of accounting for share compensation schemes based on the estimated fair value of options at the date of grant if this is not charged to net income. The disclosures only apply to options and other awards granted on or after 1 January 1995. NatWest Group’s Executive Share Option Scheme and Savings-Related Share Option Scheme fall within the scope of SFAS 123.

The effect of charging fair value of options granted since 1 January 1995 would be to reduce net income in 2001 by £93 million.

Following the acquisition of NatWest on 6 March 2000, options under former NatWest option schemes were exchanged for options over RBS Group shares.

Securitisations

The Group engages in securitisation activities pertaining to certain of its assets including US commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. Additionally, the Group acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. The Group has classified these activities into three broad securitisation categories, US Agency based, consumer based, and commercial based securitisations.

During 2003, the Group received proceeds of approximately £37.5 billion (2002 – £26.2 billion) from securitisation trusts in connection with new securitisations.

The Group recognised net pre-tax gains of approximately £58.8 million (2002 – £83.0 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction specific expenses, and exclude any results attributable to hedging activities, interest income, funding costs, changes in asset values prior to securitisation date, and retained interest values subsequent to securitisation date.

In some instances, the Group retained certain interests. The Group typically does not retain a significant portion of the loans or securities that it securitises. This reduces the impact that changes to fair values of retained interests might have on the Group’s financial results.

The Group’s retained interests may be subordinated to other investors’ interests. The investors and securitisation trusts have no recourse to the Group’s other assets for failure of debtors to perform on the securitised loans. The value of the retained interests varies and is subject to prepayment, credit and interest rate risks on the transferred assets.

At 31 December 2003, the fair value of the Group’s retained interests was approximately £1.5 billion (2002 – £1.7 billion). Cash flows received in 2003 from retained interests held at 31 December 2003 in connection with securitisations that took place in current and prior years amounted to approximately £368 million (2002 – £157 million).

These retained interests comprises approximately £907 million in US Agency based retained interests, £540 million in consumer based retained interests and £47 million in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years.

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	U.S. Agency retained interests	Consumer retained interests	Commercial retained interests

Prepayment speed	143-651 PSA	4-40% CPR(1)	0% CPY(2)
Weighted average life	1-18 years	1-16 years	1-10 years
Cash flow discount rate	2-53%	1-53%	3-6%
Credit losses	N/A(3)	0-6% CDR(4)	N/A(5)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2003 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions	U.S. Agency retained interests	Consumer retained interests	Commercial retained interests

Fair value of retained interests at 31 December 2003	£907m	£540m	£47m

Prepayment speed (6)	2-50% CPR (1)	4-66% CPR(1)	0-50% CPY(2)
Impact on fair value of 10% adverse change	£1.4m	£11.8m	—
Impact on fair value of 20% adverse change	£2.8m	£22.9m	—

Weighted average life	1-18 years	1-16 years	1-10 years

Cash flow discount rate	3-43%	1-56%	3-11%
Impact on fair value of 10% adverse change	£25.6m	£11.8m	£1.3m
Impact on fair value of 20% adverse change	£51.4m	£23.2m	£2.5m

Credit losses	N/A(3)	0-3% CDR(4)	0-1% CDR(4)
Impact on fair value of 10% adverse change	N/A	£8.7m	£0.1m
Impact on fair value of 20% adverse change	N/A	£19.0m	£0.2m

Notes:
(1)	Constant prepayment rate – The CPR range represents the low and high points of a dynamic CPR curve
(2)	CPR with yield maintenance provision
(3)	Population consists of securities whose collateral is guaranteed by US Government Sponsored Entities and therefore, no credit loss has been assumed.
(4)	Constant default rate
(5)	Population consists of only investment grade senior tranches; therefore, no credit losses are included in the assumptions at deal settlement.
(6)	Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and Commercial retained interests have been stressed on a security level basis.

The sensitivities depicted in the preceding table are hypothetical and should be used with caution. The likelihood of those percent variations selected for sensitivity testing is not necessarily indicative of expected market movements because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of a retained interest is calculated without changing any other assumptions. This might not be the case in actual market conditions since changes in one factor might result in changes to other factors. Further, the sensitivities depicted above do not consider any corrective actions that the Group might take to mitigate the effect of any adverse changes in one or more key assumptions.

Variable interest entities - Special purpose entities (“SPEs”)

The Group has elected to apply the provisions of FIN 46R in its 2003 accounts. The Group reviewed its SPEs in light of FIN 46R and has concluded that it is the primary beneficiary of a number of commercial paper conduits and other asset securitisation vehicles that meet FIN 46R’s definition of a variable interest entity. These entities, with total assets of £0.5 billion at 31 December 2003, acquire financial assets from third parties or from the Group funded by the issue of commercial paper or other debt instruments. The Group supplies certain administrative services and provides credit enhancement, liquidity facilities and derivative transactions to some or all of these entities on an arm’s length basis. In the case of commercial paper conduits, the Group provides programme-wide credit enhancement by letters of credit or loan facilities across all tranches of assets funded by conduits.

ITEM 19. EXHIBIT INDEX

Exhibit number	Description

1.1*	Memorandum and Articles of Association of National Westminster Bank Plc

4.1**	Service contract for Gordon Pell

4.1.1***	Variation agreement to service contract for Gordon Pell

7.1	Explanation of ratio calculations

8.1	Principal subsidiaries of National Westminster Bank Plc

12.1	CEO certifications required by Rule 13a-14(a)

12.2	CFO certifications required by Rule 13a-14(a)

13.1	Certifications required by Rule 13a-14(b)

* Incorporated by reference to Exhibit 1.1 to the National Westminster Bank Plc Annual Report on Form 20-F for the fiscal year ended 31 December 2002 (File No. 1-9266).

** Incorporated by reference to Exhibit 4.5 to The Royal Bank of Scotland Group plc Annual Report on Form 20-F for the fiscal year ended 31 December 2001 (File No. 1-10306).

*** Incorporated by reference to Exhibit 4.5.1 to The Royal Bank of Scotland Group plc Annual Report on Form 20-F for the fiscal year ended 31 December 2002 (File No. 1-10306).

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorised.

National Westminster Bank Plc
Registrant

/s/ Fred Watt

Frederick Inglis Watt
Group Finance Director

26 April 2004

Exhibit number	Description

1.1*	Memorandum and Articles of Association of National Westminster Bank Plc

4.1**	Service contract for Gordon Pell

4.1.1***	Variation agreement to service contract for Gordon Pell

7.1	Explanation of ratio calculations

8.1	Principal subsidiaries of National Westminster Bank Plc

12.1	CEO certifications required by Rule 13a-14(a)

12.2	CFO certifications required by Rule 13a-14(a)

13.1	Certifications required by Rule 13a-14(b)

* Incorporated by reference to Exhibit 1.1 to the National Westminster Bank Plc Annual Report on Form 20-F for the fiscal year ended 31 December 2002 (File No. 1-9266).

** Incorporated by reference to Exhibit 4.5 to The Royal Bank of Scotland Group plc Annual Report on Form 20-F for the fiscal year ended 31 December 2001 (File No. 1-10306).

*** Incorporated by reference to Exhibit 4.5.1 to The Royal Bank of Scotland Group plc Annual Report on Form 20-F for the fiscal year ended 31 December 2002 (File No. 1-10306).