Form 20-F
period 2004-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2005-05-09
CIK 702162

FORM 20-F

(Mark one)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended		31 December 2004
OR	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	__________________ _____________

Commission file number	1 – 9266

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

NATIONAL WESTMINSTER BANK Plc

ANNUAL REPORT ON FORM 20-F
FOR THE YEAR ENDED 31 DECEMBER 2004
CONTENTS

Item	Item Caption	Page
	Presentation of Information	4
PART I
1	Identity of Directors, Senior Management and Advisers	*
2	Offer Statistics and Expected Timetable	*
3	Key Information	6
	Selected financial data	6
	Capitalisation and indebtedness	*
	Reasons for the offer and use of proceeds	*
	Risk factors	11
4	Information on the Bank	12
	History and development of the Bank	12
	Business overview	12
	Organisational structure	18
	Property, plant and equipment	18
5	Operating and Financial Review and Prospects	19
	Operating results	19
	Liquidity and capital resources	49
	Research and development, patents, licences etc	*
	Trend information	49
	Off balance sheet arrangements	43
	Contractual obligations	45
6	Directors, Senior Management and Employees	50
	Directors and senior management	50
	Compensation	52
	Board practices	52
	Employees	55
	Share ownership	56
7	Major Shareholders and Related Party Transactions	57
	Major shareholders	57
	Related party transactions	57
	Interests of experts and counsel	*
8	Financial Information	58
	Consolidated statements and other financial information	58
	Significant changes	58

*	Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc or otherwise not included herein.

9	The Offer and Listing		59
		Offer and listing details	59
		Plan of distribution	*
		Markets	60
		Selling shareholders	*
		Dilution	*
		Expenses of the issue	*
10	Additional Information		61
		Share capital	*
		Memorandum and articles of association	61
		Material contracts	61
		Exchange controls	61
		Taxation	61
		Dividends and paying agents	*
		Statement of experts	*
		Documents on display	65
		Subsidiary information	*
11	Quantitative and Qualitative Disclosure about Market Risk		66
12	Description of Securities other than Equity Securities		*
PART II
13	Defaults, Dividend Arrearages and Delinquencies		*
14	Material Modifications to the Rights of Security Holders and Use of Proceeds		*
15	Controls and Procedures		76
16	Reserved		*
16A	A	Audit Committee financial expert	53
	B	Code of ethics	56
	C	Principal Accountant Fees and services	91
	D	Exemptions from the Listing Standards for Audit Committee	*
PART III
17	Financial Statements		*
18	Financial Statements		77
19	Exhibits		133
	Signature		134

*	Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc or otherwise not included herein.

PRESENTATION OF INFORMATION

In this report, the term ‘Bank’ or ‘Company’ means National Westminster Bank Plc and ‘NatWest Group’ means the Bank and its subsidiary and associated undertakings.

National Westminster Bank Plc is a wholly-owned direct subsidiary of The Royal Bank of Scotland plc, which in turn is a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc. For the purpose of this report, the term 'RBS Group' means The Royal Bank of Scotland Group plc and its subsidiary and associated undertakings, including the Bank, and the term the ‘Royal Bank’ refers to The Royal Bank of Scotland plc.

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

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office – UK and Overseas. Management believes that presentation on this basis provides more useful information on the yields, spreads and margins of NatWest Group’s activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which NatWest Group is managed. ‘UK’ in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

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

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

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

ITEM 3.   KEY INFORMATION

SELECTED FINANCIAL DATA

NatWest Group’s Consolidated Financial Statements are prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a discussion of such differences, and a reconciliation of net income and consolidated shareholders’ funds between UK GAAP and US GAAP, see Note 50 to the Consolidated Financial Statements. The dollar financial information has been translated for convenience at the rate of £1.00 to $1.916, the Noon Buying Rate on 31 December 2004.

Summary consolidated profit and loss account	2004	2004	2003	2002	2001	2000

	$m	£m	£m	£m	£m	£m
Amounts in accordance with UK GAAP(1):
Continuing operations
Net interest income	8,354	4,360	4,032	4,134	3,921	3,675
Non-interest income	6,976	3,641	3,226	3,575	3,703	3,818

Total income	15,330	8,001	7,258	7,709	7,624	7,493
Operating expenses	(7,459)	(3,893)	(3,579)	(4,604)	(4,525)	(5,259)

Profit before provisions	7,871	4,108	3,679	3,105	3,099	2,234
Provisions for bad and doubtful debts	(1,198)	(625)	(549)	(508)	(510)	(359)
Amounts written off fixed asset investments	-	-	(1)	(8)	(6)	(14)

Operating profit	6,673	3,483	3,129	2,589	2,583	1,861
Profit on disposal of businesses	-	-	-	-	-	967

Profit before tax - continuing operations	6,673	3,483	3,129	2,589	2,583	2,828
Discontinued operations:
Profit on disposal of interests in discontinued operations	-	-	-	-	-	74

Profit on ordinary activities before tax	6,673	3,483	3,129	2,589	2,583	2,902
Tax on profit on ordinary activities	(1,829)	(955)	(946)	(714)	(733)	(692)
Minority interests – equity	(23)	(12)	1	(5)	(5)	(9)

Profit for the financial year	4,821	2,516	2,184	1,870	1,845	2,201
Preference dividends – non-equity	(69)	(36)	(39)	(41)	(43)	(41)

Profit attributable to ordinary shareholders	4,752	2,480	2,145	1,829	1,802	2,160

Amounts in accordance with US GAAP:
Net income available for ordinary shareholders	3,970	2,072	2,161	2,253	2,142	2,743

Note:
(1)   The years ended 31 December 2003 and 2002 have been restated following the implementation of FRS 17. It is not practicable to restate prior years.

Preference dividends	2004	2004	2003	2002	2001	2000

	$m	£m	£m	£m	£m	£m

Non-cumulative preference shares of £1, Series A	25	13	13	13	13	13
Non-cumulative preference shares of US$25, Series B	21	11	12	13	14	13
Non-cumulative preference shares of US$25, Series C	23	12	14	15	16	15

	69	36	39	41	43	41

Ordinary dividends	2004	2004	2003	2002	2001	2000

	$m	£m	£m	£m	£m	£m

Interim	4,407	2,300	2,257	695	399	3,973
Final	-	-	-	-	400	600

Total	4,407	2,300	2,257	695	799	4,573

Summary consolidated balance sheet	2004	2004	2003	2002	2001	2000

Amounts in accordance with UK GAAP(1):	$m	£m	£m	£m	£m	£m

Loans and advances to banks (net of provisions)	53,023	27,674	35,412	23,664	31,269	34,995
Loans and advances to customers (net of provisions)	251,672	131,353	102,572	112,122	100,618	98,824
Debt securities and equity shares	45,423	23,707	22,799	17,913	21,208	34,239
Intangible fixed assets	1,468	766	273	331	284	186
Other assets	24,458	12,765	11,817	17,857	19,348	18,020

Total assets	376,044	196,265	172,873	171,887	172,727	186,264

Called up share capital	4,027	2,102	2,126	2,159	2,197	2,187
Share premium account	2,464	1,286	1,286	1,286	1,286	1,286
Other reserves	864	451	417	400	420	347
Profit and loss account	10,153	5,299	5,209	5,320	4,203	3,236

Shareholders’ funds	17,508	9,138	9,038	9,165	8,106	7,056

Minority interests	782	408	3	47	110	103
Subordinated liabilities	11,128	5,808	5,743	5,933	6,396	6,904

Total capital resources	29,418	15,354	14,784	15,145	14,612	14,063

Deposits by banks	44,225	23,082	17,558	17,718	25,246	30,143
Customer accounts	241,644	126,119	116,569	111,477	99,951	109,722
Debt securities in issue	6,237	3,255	2,112	208	5,222	9,172
Other liabilities	54,520	28,455	21,850	27,339	27,696	23,164

Total liabilities	376,044	196,265	172,873	171,887	172,727	186,264

Amounts in accordance with US GAAP:

Shareholders’ equity	17,608	9,190	9,194	9,165	8,042	6,487
Total assets	421,095	219,778	184,655	181,531	181,536	186,044

Note:

(1)  The data as at 31 December 2003 and 2002 have been restated following the implementation of FRS 17. It is not practicable to restate prior years.

Other financial data
	2004	2003	2002	2001	2000

Other financial data based upon UK GAAP(1):

Return on average total assets (2)	1.30%	1.21%	1.02%	0.95%	1.10%
Return on average ordinary shareholders’ equity (3)	28.8%	25.6%	21.9%	24.3%	26.6%
Average shareholders’ equity as a percentage of average total assets	4.8%	5.0%	5.0%	4.2%	4.3%
Risk asset ratio
Tier 1	8.0%	9.2%	8.9%	7.9%	7.1%
Total	11.6%	13.3%	13.0%	12.3%	12.2%
Ratio of earnings to combined fixed charges and
preference share dividends (4)
Including interest on deposits	2.20	2.52	2.04	1.58	1.52
Excluding interest on deposits	6.10	6.92	3.82	4.30	4.88
Ratio of earnings to fixed charges only (4)
Including interest on deposits	2.23	2.57	2.07	1.60	1.53
Excluding interest on deposits	6.44	7.48	4.00	4.56	5.16

Other financial data based upon US GAAP:

Return on average total assets (2)	1.02%	1.18%	1.18%	1.11%	1.40%
Return on average ordinary shareholders’ equity (3)	23.7%	25.7%	27.5%	30.5%	39.5%
Average shareholders’ equity as a percentage of average
total assets	4.5%	4.9%	4.6%	3.9%	3.8%
Ratio of earnings to combined fixed charges and
preference share dividends (4)
Including interest on deposits	1.99	2.50	2.28	1.73	1.67
Excluding interest on deposits	5.19	6.82	4.48	5.12	5.97
Ratio of earnings to fixed charges only (4)
Including interest on deposits	2.01	2.55	2.32	1.75	1.68
Excluding interest on deposits	5.48	7.37	4.69	5.42	6.32

Notes:
(1)	The years ended 31 December 2003 and 2002 have been restated following the implementation of FRS 17. It is not practicable to restate prior years.
(2)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(3)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
(4)	For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’):

US dollars per £1	April	March	February	January	December	November
	2005	2005	2005	2005	2004	2004

Noon buying rate

High	1.9197	1.9292	1.9249	1.9058	1.9482	1.9073
Low	1.8733	1.8657	1.8570	1.8647	1.9125	1.8323

US dollars per £1	31 December

	2004	2003	2002	2001	2000
Noon buying rate
Year end rate	1.9160	1.7842	1.6095	1.4543	1.4955
Average rate for the year (1)	1.8356	1.6450	1.5043	1.4396	1.5204

Consolidation rate (2)
Year end rate	1.9346	1.7857	1.6128	1.4498	1.4925
Average rate for the year	1.8325	1.6354	1.5032	1.4401	1.5160

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the year.
(2)	The rates used by NatWest Group for translating dollars into sterling in the preparation of its consolidated financial statements.
(3)	On 5 May 2005, the Noon Buying Rate was £1.00 =$1.9048.

RISK FACTORS

Set out below are certain risk factors which could affect NatWest Group’s future results and cause them to be materially different from expected results. NatWest Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The financial performance of NatWest Group is affected by borrower credit quality and general economic conditions, in particular in the UK. Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of NatWest Group’s businesses. Adverse changes in the credit quality of NatWest Group’s borrowers and counterparties or a general deterioration in UK, or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of NatWest Group’s assets and require an increase in the provision for bad and doubtful debts and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect NatWest Group’s business. The most significant market risks NatWest Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by NatWest Group’s non-UK subsidiaries, mainly RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of NatWest Group’s investment and trading portfolios. NatWest Group has implemented risk management methods to mitigate and control these and other market risks to which NatWest Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on NatWest Group’s financial performance and business operations.

Operational risks are inherent in NatWest Group’s business. NatWest Group’s businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, NatWest Group’s suppliers or counterparties. Although NatWest Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by NatWest Group.

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

Future growth in NatWest Group’s earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions. NatWest Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, NatWest Group’s earnings could grow more slowly or decline.

ITEM 4.   INFORMATION ON THE BANK

HISTORY AND DEVELOPMENT OF THE BANK

National Westminster Bank Plc is a public limited company registered in England and Wales No. 929027. The registered office and principal office of the Bank is 135 Bishopsgate, London, EC2M 3UR (telephone 020-7375-5000). The Bank’s website address is www.natwest.com.

NatWest Group is a diversified financial services group engaged in a wide range of banking, financial and finance-related activities in the UK and internationally. NatWest Group’s operations are principally centred in the UK.

National Westminster Bank Plc is a major UK clearing bank. The Bank was incorporated in England in 1968 and was formed from the merger of National Provincial Bank Limited and Westminster Bank Limited, which had themselves been formed through a series of mergers involving banks with origins dating back to the 17th century.

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

At 31 December 2004, NatWest Group had total assets of £196.3 billion and shareholders’ funds of £9.1 billion.

The RBS Group operates on an integrated basis through a divisional structure. The divisions relevant to NatWest Group are Corporate Banking and Financial Markets, Retail Banking, Retail Direct, Manufacturing, Wealth Management and Ulster Bank. A description of each of these business activities is given below.

Corporate Banking and Financial Markets

Corporate Banking and Financial Markets (“CBFM”) provides an integrated range of products and services including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance and trade finance.

Within CBFM, Financial Markets provides corporate and institutional customers with treasury services, including global interest rate derivatives trading, bond origination and trading, sovereign debt trading, futures brokerage, foreign exchange, money market, currency derivative and rate risk management services. RBS Greenwich Capital, with headquarters in Connecticut, US, delivers debt market solutions tailored to meet the needs of companies and institutions around the world.

Retail Banking

Retail Banking offers a full range of banking products and related financial services to the personal, premium and small business markets.

In the personal banking market, Retail Banking offers a comprehensive product range: money transmission, savings, loans, mortgages and insurance. In the small business market, Retail Banking provides a full range of services which include money transmission and cash management, short, medium and long-term financing, deposit products and insurance.

Customer choice and product flexibility are central to the Retail Banking proposition and customers are able to access services through a full range of channels: branches, ATMs, the internet and the telephone.

Retail Direct

Retail Direct consists of the Group’s non-branch based retail businesses. Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and provides merchant acquisition and processing facilities for retail businesses.

Manufacturing

Manufacturing supports the customer facing businesses in the UK and Ireland and manages the Group’s telephony, account management and money transmission operations. It is also responsible for information technology operations and development, global purchasing, property and other services. Appropriate charges are made to both the Bank and Royal Bank.

Wealth Management

Wealth Management provides private banking and investment services to its clients through a number of leading UK and overseas private banking subsidiaries and offshore banking businesses. Coutts is one of the world’s leading international wealth managers with over 50 offices worldwide, including Switzerland, Dubai, Monaco, Hong Kong and Singapore, as well as its premier position in the UK. The offshore banking businesses – NatWest Offshore – delivers retail banking services to local and expatriate customers, and corporate banking and treasury services to corporate, intermediary and institutional clients, principally in the Channel Islands, the Isle of Man and Gibraltar.

Ulster Bank

Ulster Bank provides a comprehensive range of retail and corporate banking services in Northern Ireland and the Republic of Ireland. In retail banking, Ulster Bank operates a network of branches throughout Ireland serving personal and commercial customers. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

In January 2004 Ulster Bank acquired First Active plc, a leading provider of mortgages, retail savings and investment products in the Republic of Ireland. First Active and Ulster Bank have retained their own distinctive brands, branch networks and customer propositions.

Competition

NatWest Group faces intense competition in all the markets it serves. In the UK, NatWest Group’s principal competitors are the other UK retail and commercial banks, building societies (which are similar to savings and loans associations in the US) and the other major international banks represented in London.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities.

In the small business banking market, NatWest Group competes with other UK clearing banks, with specialist finance providers and building societies.

In the personal banking segment NatWest Group competes with UK banks and building societies, major retailers, life assurance companies and internet-only players. In the mortgage market where NatWest Group competes with UK banks and building societies, re-mortgaging activity by customers has been at a high level.

In the UK credit card market large retailers and specialist card issuers, including major US operators, are active in addition to the UK banks and building societies. Competitive pressure includes aggressive pricing, loyalty and reward schemes, and packaged benefits. In addition to physical distribution channels, providers compete through direct marketing activity and, increasingly, the internet.

In Wealth Management, NatWest Offshore competes with other UK and international banks to offer offshore banking services. Coutts competes as a private bank with UK clearing and private banks, and with international private banks.

In Ireland, Ulster Bank and First Active compete in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. Competition is intensifying as both UK, Irish and other European institutions seek to expand their businesses.

In the United States, NatWest Group also competes in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US.

In other international markets, principally in continental Europe, NatWest Group faces competition from the leading domestic and international institutions active in the relevant national markets.

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

The Bank of England has operational independence in setting the repo rate to achieve the inflation target. The Bank of England was given independence by the Chancellor of the Exchequer in 1997, with the aim of making monetary policy free from political influence, and therefore more stable and credible. The Bank of England Monetary Policy Committee (“MPC”) meets each month to agree any change to interest rates, and the minutes of these meetings are published two weeks later. One-off meetings can also be held in exceptional circumstances. In response to the downturn in the global economy and the terrorist attacks, the Bank of England, along with other major central banks around the world, cut rates sharply in 2001. Rates remained at exceptionally low levels throughout 2002, and were reduced again in the first half of 2003, reflecting the uncertain nature of the global and domestic economic circumstances. However, signs of recovery in the global economy led the Bank of England to increase rates five times since November 2003, to 4.75% .

The value of sterling is also important for UK monetary conditions. The monetary authorities do not have an exchange rate target, but movements in sterling played a role in the MPC’s monthly debates.

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

On 31 December 1998, the European Currency Unit (the "ECU”) was replaced by the euro on the international currency markets, on a one-for-one basis. The rates for the euro against other international currencies were based upon the official closing rates for the ECU. The bilateral rates for the legacy currencies of the participating states were derived from their rates within the Exchange Rate Mechanism and the closing value of the ECU. These rates, between the legacy currencies and between these currencies and the euro, were fixed as of 1 January 1999. The euro became the formal currency for all eleven then-participating states.

Euro notes and coins were introduced into circulation on 1 January 2002 in accordance with the Maastricht Treaty, which required that legacy currency notes and coins be withdrawn by 30 June 2002. Also on 1 January 1999, the European Central Bank (“ECB”) assumed responsibility for the operation of monetary policy throughout the euro zone. The ECB sets one short-term interest rate to cover all twelve countries. The UK government continues to support EMU entry in principle, but has decided the UK will not adopt the single currency until it is in the UK’s economic interests, with a positive referendum vote. The Chancellor of the Exchequer has laid down five key economic conditions for UK participation. An assessment of these five tests took place in June 2003, resulting in the publication of HM Treasury’s assessment, the 18 supporting EMU studies, and a third outline National Changeover Plan. While indicating that these five economic tests have yet to be fully met, the government has set out a programme of economic reforms and structural assessments necessary to achieve readiness for entry. The Chancellor made a progress statement in Budget 2004, at which point he decided not to undertake an immediate further assessment of the entry tests.

RBS Group continues to co-operate with the UK government, and to work within the financial services sector, to develop thinking and plans regarding a range of practical issues that would arise if the UK were to decide to enter EMU. In particular, RBS Group continues its involvement in discussions as to how a phased transition could be achieved, in order to minimise cost and risk. In addition, due attention is being paid to the implications, for elements of RBS Group and for customers, of the introduction of euro notes and coins and the withdrawal of sterling.

Uncertainty continues on the likelihood and timing of the euro being introduced in the UK. It is not possible to estimate with any degree of certainty the ultimate cost of making systems and operations fully compliant. Expenditure in the year ended 31 December 2004 in preparation for the possible introduction of the euro in the UK was minimal.

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

1.2 Authorised firms in NatWest Group
As at 31 December 2004, 10 companies in NatWest Group, spanning a range of financial services sectors (banking and investment business), are authorised and regulated to conduct regulated activities by the FSA. These companies are referred to as ’authorised firms.’ The FSA supervises the banking business of the UK based banks in NatWest Group, including, National Westminster Bank Plc, Coutts & Co and Ulster Bank Limited.

1.3 The FSA’s regulatory approach and supervisory standards
The regulatory regime focuses on the risks to the FSA of not meeting its statutory objectives and uses the full range of regulatory tools (including the authorisation of firms, rule-making, supervision, investigation and enforcement) available to the FSA. It is founded on a risk based, integrated approach to regulation.

The FSA can request information from and give directions to, authorised firms. It may also require authorised firms to provide independent reports prepared by professionals. The FSA can exercise indirect control over the holding companies of authorised firms via its statutory powers to object to persons who are, or will become, “controllers” of these firms.

As part of its regulatory approach the FSA carries out regular risk assessments of the firms in NatWest Group and they are subject generally to direct and on-going FSA supervision.

Setting standards for firms
The FSA carries out the prudential supervision of all authorised firms and also regulates the conduct of their business in the UK.

Currently, the application of its conduct of business rules to banking business is limited but the FSA assumed powers to regulate general insurance intermediation activities from January 2005 (as noted below).

Prudential supervision includes monitoring the adequacy of a firm’s management, its financial resources and internal systems and controls. Firms are required to submit regular returns to the FSA which provide material for supervisory assessment. Different prudential requirements have applied to different sectors of the financial services industry. However, the FSA has prepared an Integrated Prudential Sourcebook (“IPSB”) aimed at applying a more harmonised and consistent approach to prudential regulation across the whole industry. From 1 January 2005, insurers were the first industry segment to comply with the FSA’s new IPSB requirements. Implementation for the remainder of the industry is expected in stages, from 1 January 2005 until 1 January 2008.

The EU Financial Groups Directive came into force on 1 January 2005 and was implemented as part of the FSA’s IPSB requirements. This will create an additional set of regulatory requirements recognising the insurance, investment and banking business of certain financial sector groups as financial conglomerates.

Many of the standards relating to the capital, which firms must hold to absorb losses arising from risks to its business, are determined by EU legislation or are negotiated internationally. The current capital adequacy regime requires firms to maintain certain levels of capital, of certain specified types (or tiers), against particular business risks.

A parallel process of reviewing and revising the current EU Capital Adequacy requirements is also underway. This will impact on all European banks and investment firms. The EU Capital Requirements Directive is currently being reviewed by the EU Parliament prior to national implementation by 1 January 2008. In the UK, the relevant changes will be implemented via changes to the FSA’s IPSB.

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

Firms must also meet standards relating to senior management and internal systems and controls and must comply with rules designed to reduce the scope for firms to be used for money laundering. Revised Joint Money Laundering Steering Group Guidance Notes came into force in 2004. The EU published its draft Third Money Laundering Directive which aims to consolidate the two previous Anti Money Laundering Directives. Implementation is expected in 2006.

Conduct of business standards essentially govern key aspects of firms’ relationships with customers, and require the provision of clear and adequate information, the managing of conflicts of interest and the recommending of products suitable to the needs of customers. The marketing of financial products (particularly investment products) is subject to detailed requirements.

FSA rules relating to the provision of advice on “packaged” products (i.e. personal pensions, life assurance and collective investment schemes) were changed on 1 December 2004. The previous rules required businesses either to be independent or tied to only one product provider. The FSA has now abolished these rules. There is a six month transitional period for firms to amend their documentation and processes. Firms can continue to be independent or they can associate themselves in a variety of ways with many product providers. The changes are not expected to have any significant impact on NatWest Group.

1.4 Focus on customers
An important element in securing an appropriate degree of consumer protection is ensuring that suitable arrangements are made for dealing with customer complaints. Firms are required to establish appropriate internal complaint handling procedures and to report complaints statistics to the FSA. Where an issue cannot be resolved by the parties it may be referred for independent assessment to the Financial Ombudsman Service.

The FSA’s high level principles require all regulated firms to treat their customers fairly. Since 2000 the FSA has undertaken a number of industry wide thematic reviews on this issue, and this activity will continue into 2005. The FSA have indicated that they will include assessment of firms’ effectiveness in this area in the firms’ ARROW assessments from 2005. The Financial Services Compensation Scheme (financed by levies on authorised firms) is available to provide compensation up to certain limits if a firm collapses owing money to investors, depositors or policyholders.

1.5 Fraud
Towards the end of October 2004, the FSA launched its new policy on combating fraud in the financial services industry –Fighting Fraud in Partnership. The FSA is working on a programme of activities focusing on (i) actions that the FSA will take, (ii) FSA support for work by trade associations and the industry, (iii) creating closer relationships with law enforcement agencies and, (iv) the Government making fraud a higher law enforcement priority leading the development of a fraud strategy.

1.6 Enforcement
Where appropriate, the FSA may discipline and/or prosecute for breaches of the legislative or regulatory requirements. The FSA works closely with the criminal authorities and uses both civil and criminal powers. It can withdraw a firm’s authorisation, discipline firms and individuals, prosecute for various offences and require funds to be returned to customers.

The FSA also has powers under certain consumer legislation to take action against authorised firms to address unfair terms in financial services consumer contracts.

1.7 Extension of the FSA’s responsibilities
From 31 October 2004, the scope of the FSA’s responsibilities was widened to cover the regulation and supervision of mortgage lending and administration and the provision of mortgage advice. Arrangements relating to the sale and administration of general insurance (and certain other insurance) contracts became regulated from 15 January 2005. These activities are undertaken by companies in the RBS Group and this extension of the scope of statutory regulation is likely to have a significant impact on how the relevant businesses operate in the future.

1.8 Other relevant UK agencies and Government departments
Consumer credit issues are covered by the Department of Trade and Industry (“DTI”) and the Office of Fair Trading (“OFT”) and competition issues are dealt with by the OFT.

The business of granting consumer credit is heavily regulated. Aspects of the consumer credit business are under review, at both national and EU levels. Some changes to UK legislation were implemented from October 2004 (primarily changes to advertising requirements), with others coming into force in May 2005 and legislation to further amend the UK regime scheduled for 2005. An EU Consumer Credit Directive is also under negotiation.

1.9 The European dimension
An increasing amount of national financial services regulation, in the UK and in other Member States, emanates from the European Union. An extensive programme of legislation under the EU’s Financial Services Action Plan is nearly complete, aiming to develop key aspects of the single European market in financial services across its (now) 25 countries. This Plan includes significant measures such as the endorsement of International Accounting Standards, revisions of EU Company Law, the updated Investment Services Directive and Directives on Market Abuse, Distance Marketing in Consumer Financial Services, and Takeovers. Some changes were implemented in 2004, others are still being implemented, with important proposals such as the legal framework for a single European payments area still in development. A debate was launched by the European Commission in 2004 around future EU action relating to financial services, beyond major existing projects such as the Capital Requirements Directive.

2 United States
The Royal Bank of Scotland Group plc, the ultimate holding company of the Bank, is a bank holding company within the meaning of, and is subject to regulation under the US Bank Holding Company Act of 1956, as amended (the “BHCA”), by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). The BHCA generally prohibits any subsidiary of the RBS Group, including the Bank, from acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities in the United States unless the Federal Reserve Board has determined, by order or regulation, that such activities are so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, the BHCA requires each subsidiary of the RBS Group, including the Bank, to obtain the prior approval of the Federal Reserve Board before acquiring, directly or indirectly, the ownership or control of more than 5% of the voting shares of any US bank or bank holding company. However, the US Gramm-Leach-Bliley Act of 1999 (the "GLBA") permits bank holding companies that have met certain eligibility criteria and elected to become 'financial holding companies’ to engage in a significantly broader range of non-banking activities than those described above. Under the GLBA and related Federal Reserve Board regulations, The Royal Bank of Scotland Group plc elected to become a financial holding company effective as of 9 February 2004.

The Bank’s US non-bank subsidiaries, are subject to direct supervision and regulation by various other federal and state authorities. The Bank’s New York branch was closed at the end of April 2004. The Bank’s US securities affiliates are subject to regulation and supervision by the Securities and Exchange Commission.

3 Regulatory developments for capital and risk management
The Basel Committee on Banking Supervision, which meets at the Bank of International Settlements in Switzerland, sets the standards for firm’s weighted risk asset calculations and associated regulatory capital triggers. This Committee published a revised framework, called Basel 2, in June 2004. Full adoption of these new rules is expected by January 2008.

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

ORGANISATIONAL STRUCTURE

Until January 2003, the Bank was a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc, which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The principal subsidiary undertakings of NatWest Group and their activities are detailed in Note 16 to the Consolidated Financial Statements.

On 31 January 2003, ownership of the Bank’s entire issued ordinary share capital was transferred to the Royal Bank, which is a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc.

DESCRIPTION OF PROPERTY AND EQUIPMENT
NatWest Group’s properties include its principal office in London at 135 Bishopsgate.

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least once every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that its value has changed significantly, given market conditions. Any increase or deficit on revaluation is reflected in the carrying value of premises at that time. Any impairment in the value of premises where there is a clear consumption of economic benefits is charged in full to the profit and loss account. Other impairments of premises are charged to the profit and loss account after eliminating any previous revaluation surplus on the premises. Any profit from the sale of revalued premises is calculated by deducting the revalued amount from the net proceeds. The revaluation of premises at 31 December 2004 resulted in a £35 million increase in property revaluation reserves.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2004 was £226 million (2003 – £147 million; 2002 – £123 million).

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

Critical accounting policies
The reported results of NatWest Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. NatWest Group’s principal accounting policies are set out on pages 84 to 87. UK company law and accounting standards require the directors, in preparing NatWest Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. Where UK GAAP allows a choice of policy, Financial Reporting Standard (“FRS”) 18 ‘Accounting Policies’ requires an entity to adopt those policies judged to be most appropriate to its particular circumstances for the purpose of giving a true and fair view.

The judgements and assumptions involved in NatWest Group’s accounting policies that are considered by the NatWest Board of directors (the “Board”) to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by NatWest Group would affect its reported results.

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

Other loans and advances are individually assessed and the specific provision is determined from a review of the financial condition of the borrower and any guarantor and takes into account the customer’s debt capacity and financial flexibility; the level and quality of earnings; the amount and sources of cash flows; the industry in which the customer operates; and the realisable value of any security held. The most significant estimates that affect the quantum of a specific provision are the receipts from the borrower and the amount that will be recovered from any security held.

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

Loans and advances – recognition of interest income
Interest receivable from loans and advances is credited to the profit and loss account as it accrues unless there is significant doubt that it can be collected. If the collection of interest is in doubt, it is credited to a suspense account and excluded from interest receivable; it continues to be charged to the customer’s account.

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

Securities carried at fair value include government, asset backed and corporate debt obligations and corporate equity shares. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Determining fair value for such instruments does not involve significant judgement. Where observable prices are not available or if a position could be liquidated only at an unfavourable price or over an extended period, fair value is based on appropriate valuation techniques or management estimates.

NatWest Group’s derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group’s pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future operational costs.

A negligible proportion of NatWest Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

Goodwill
NatWest Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. Goodwill is the excess of the cost of an acquisition and the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Under UK GAAP goodwill is amortised and there is a rebuttable presumption that the useful economic life of purchased goodwill does not exceed 20 years from the date of acquisition. The useful economic life of acquired goodwill is assessed on the basis of the type and diversity of the business, its location and the markets in which it operates. Under US GAAP goodwill is not amortised but is subject to annual review for impairment.

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

Accounting Developments

International Financial Reporting Standards (“IFRS”)
In June 2002, the European Union adopted a regulation that requires, from 1 January 2005, listed companies to prepare their financial statements in accordance with international accounting standards adopted by the EU. NatWest Group’s 2005 financial statements will therefore be prepared in accordance with International Financial Reporting Standards (“IFRS”). These comprise not only IFRS but also International Accounting Standards (“IAS”).

IFRS differ in certain significant respects from NatWest Group’s accounting policies under UK GAAP. The summary below outlines the important differences for NatWest Group in respect of recognition and measurement on the basis of extant IFRS that will be effective for 2005, including revised IAS 32 and IAS 39:

Goodwill – IFRS require goodwill arising on the acquisition of subsidiaries or associates to be capitalised. Amortisation of goodwill is prohibited but it must be tested annually for impairment (and whenever changes in circumstances indicate impairment). Under NatWest Group’s UK GAAP accounting policy, goodwill is recognised as an asset and amortised on a straight-line basis over its useful economic life. Impairment tests are carried out at the end of the first full accounting period after its acquisition, and whenever there are indications of impairment. Certain amounts that would be included as goodwill under UK GAAP are recognised as intangibles under IFRS. Such intangibles are amortised over their useful lives unless they are regarded as having an indefinite useful life in which case they are not amortised but tested for impairment annually (and whenever changes in circumstances indicate impairment).

Merger accounting – IFRS require all business combinations to be accounted for as acquisitions by applying the purchase method. UK GAAP requires business combinations meeting certain criteria to be accounted for using merger accounting.

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

Pensions – NatWest Group has implemented FRS 17 'Retirement Benefits’ (FRS 17) for 2004. The measurement principles of this standard are similar to those required by IFRS. IFRS, like FRS 17, allow actuarial gains and losses to be recognised outside the profit and loss account. However IFRS allow as alternatives actuarial gains and losses to be recognised in profit or loss either in the period in which they occur or on a deferred basis.

Share-based payments – under UK GAAP, no compensation expense is recognised for Inland Revenue approved Save-as-you-earn share option schemes or for other share option schemes where the option has no intrinsic value (i.e. where at date of grant the exercise price equals the market value). IFRS require the fair value of share options at the date of grant to be recognised as an expense

Financial instruments: financial assets – under UK GAAP, loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see ‘Derivatives and hedging’ below), and securities are classified as being held as investment securities, or held for dealing purposes. Investment debt securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated securities are amortised to interest income over the period to maturity. Other securities are carried at fair value. Under IFRS, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held for trading or designated as fair value are taken to the profit and loss account. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allow any financial asset to be designated as fair value through profit and loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

Effective interest rate and lending fees – under UK GAAP, loan origination fees are recognised when receivable unless they are charged in lieu of interest. IFRS require origination fees to be deferred and recognised as an adjustment to the effective interest rate on the related financial asset. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. Under IFRS, the carrying value of a financial instrument held at amortised cost is calculated using the effective interest method.

Loan impairment – under UK GAAP, provisions for bad and doubtful debts are made so as to record impaired loans at their expected ultimate net realisable value. IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Impairment must be assessed individually for individually significant assets but can be assessed collectively for other assets.

Financial instruments: financial liabilities – IFRS require all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as fair value through profit and loss on initial recognition. Under UK GAAP, short positions in securities and trading derivatives are carried at fair value, all other financial liabilities are recorded at amortised cost. In IFRS as adopted by the EU, the option to designate at fair value through profit and loss is not available.

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

Derivatives and hedging – under UK GAAP, non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is re-measured at fair value and any gain or loss taken to the profit and loss account. Under IFRS, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge – the hedge of variability in cash flows from a recognised asset or liability or a forecast transaction; and the hedge of a net investment in a foreign operation. In a fair value hedge the gain or loss on the derivative is recognised in the profit and loss account as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign operation, the element of the derivative’s gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the profit and loss account. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness.

Embedded derivatives – under IFRS, a derivative embedded in a contract must be accounted for separately from the host contract if the embedded derivative has economic characteristics that differ from those of the host contract. There is no equivalent requirement in UK GAAP.

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

Transition – IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1) will apply to NatWest Group’s 2005 financial statements. The standard requires an opening IFRS balance sheet to be prepared as at the date of transition to IFRS, being the beginning of the earliest comparative period presented under IFRS in its first IFRS financial statements (the transition date). Accounting policies must comply with each IFRS effective at the reporting date of the first IFRS financial statements, and applied throughout all periods presented.

In the opening balance sheet, the entity:

  recognises all assets and liabilities whose recognition is required by IFRS, but not any assets or liabilities not permitted by IFRS to be recognised;

  reclassifies items recognised under previous GAAP in accordance with IFRS requirements;

  applies IFRS in measuring all recognised assets and liabilities.

IFRS 1 provides certain optional exemptions from the above principles:

• Business combinations – past business combinations need not be restated in accordance with IFRS 3 ‘Business Combinations’.

• Fair value or revaluation as deemed cost – the fair value of an item of property, plant or equipment, or a previous GAAPrevaluation (that approximates fair value) of such an item, may be treated as though it were the cost basis for the asset, with subsequent depreciation and impairment based on that amount.

• Employee benefits – under IAS 19 ‘Employee Benefits’, actuarial gains and losses on pension schemes may be unrecognised if they fall within a ‘corridor’. On first time application, an entity may determine the unrecognised gains and losses from inception of the pension scheme and recognise only those that would be recognised under IAS 19, or alternatively recognise all cumulative gains and losses at the transition date.

• Cumulative translation differences – cumulative translation differences on the net investment in a foreign operation prior to the transition date need not be calculated but set at zero.

• Compound financial instruments – split accounting required by IAS 39 need not be applied for a compound financialinstrument if the liability component is no longer outstanding at the date of transition.

• Designation of financial instruments – an entity is allowed to designate a financial instrument as financial asset or financial liability at fair value through profit or loss on the date of transition rather than on initial recognition as required by IAS 39.

• Share-based payment transactions – IFRS 2 ‘Share-based Payment’ must be applied to equity instruments granted on or after 7 November 2002 that had not vested before the later of the transition date and 1 January 2005.

IFRS 1 prohibits retrospective application of some aspects of IFRS:

• Derecognition of financial assets and financial liabilities – the derecognition requirements of IAS 39 are to be applied prospectively for transactions occurring on or after 1 January 2004. However, an entity is permitted to apply the derecognition requirements retrospectively from a date of its choice.

• Hedge accounting – at the transition date, all derivatives must be measured at fair value. Gains and losses deferred under previous accounting must be eliminated. Hedge accounting for relationships that do not qualify under IAS 39 must bediscontinued in accordance with the hedge termination rules in IAS 39.

• Assets classified as held for sale and discontinued operations – entities with a transition date before 1 January 2005 must apply the transition rules in IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

IFRS require at least one year of comparative data. However this data need not comply with IAS 32, IAS 39 and IFRS 4 ‘Insurance Contracts’. If comparatives that do not comply with IAS 32, IAS 39 and IFRS 4 are presented, then the date of transition for these standards will be the beginning of the first IFRS reporting period.

US GAAP

For a discussion of recent developments in US GAAP relevant to the Group, see Note 50 to the Consolidated Financial Statements.

Overview of results

The following table summarises NatWest Group’s results for each of the three years ended 31 December 2004:

Consolidated profit and loss account	2004	2003 *	2002 *

	£m	£m	£m

Net interest income	4,360	4,032	4,134

Dividend income	50	61	13
Fees and commissions receivable	3,435	3,014	2,908
Fees and commissions payable	(883)	(796)	(715)
Dealing profits	887	797	735
Other operating income	152	150	634

Non-interest income	3,641	3,226	3,575

Total income	8,001	7,258	7,709

Administrative expenses
- staff costs**	(1,366)	(1,258)	(1,765)
- premises and equipment**	(197)	(207)	(285)
- other**	(2,183)	(2,001)	(2,084)
Depreciation and amortisation
- tangible fixed assets**	(98)	(95)	(444)
- goodwill	(49)	(18)	(26)

Operating expenses	(3,893)	(3,579)	(4,604)

Profit before provisions for bad and doubtful debts	4,108	3,679	3,105
Provisions for bad and doubtful debts	(625)	(549)	(508)
Amounts written off fixed asset investments	-	(1)	(8)

Profit on ordinary activities before tax	3,483	3,129	2,589
Tax	(955)	(946)	(714)

Profit after tax	2,528	2,183	1,875

*	restated (see page 84)

**	includes integration and restructuring costs (see page 32)

2004 compared with 2003

Profit before tax increased by 11% from £3,129 million to £3,483 million.

In January 2004, Ulster Bank completed the acquisition of First Active plc, for a cash consideration of €887 million.

Total income was £8,001 million, up 10% compared with £7,258 million in the prior year, reflecting increased business volumes and acquisitions.

Net interest income increased by 8%, £328 million, to £4,360 million and represents 54% (2003 – 56%) of total income. Average interest-earning assets of the banking business increased by 13%, £14.6 billion, to £126.4 billion. Average loans and advances to customers rose £12.8 billion, 14%, and average deposits grew by £12.8 billion, 13%. The net interest margin decreased from 3.61% to 3.45% . Interest spread declined reflecting principally a change in mix towards relatively lower margin mortgage business including the acquisition of First Active. This was partially offset by an increase in the benefit from interest free funds due to increased volumes and movements in interest rates.

Non-interest income increased by 13%, £415 million to £3,641 million and represents 46% (2003 - 44%) of total income. Fees and commissions receivable were up 14%, £421 million to £3,435 million due to increased lending fees and transmission fees. Fees payable, including brokerage, were up £87 million to £883 million due to higher banking and card related fees.

Dealing profits, which is income (before associated direct costs) arising from our role in providing customers with debt and risk management products in interest rate, currency and credit asset classes, increased by £90 million, 11% to £887 million. This reflects strong growth across all customer segments and product classes.

Other operating income remained stable at £152 million (2003 - £150 million).

Operating expenses were up 9%, £314 million to £3,893 million to support the growth in business volumes. Staff costs were 9%, £108 million higher at £1,366 million reflecting acquisitions and business growth. Other operating expenses increased £206 million, 9% to £2,527 million reflecting business growth.

Provisions for bad and doubtful debts and amounts written off fixed asset investments at £625 million were £75 million higher than prior year. The charge for provisions in 2004 represented 0.53% of gross average loans and advances to customers, compared with 0.51% in 2003. Credit quality remains strong with no material change during 2004 in the distribution by grade of NatWest Group’s total risk assets.

The tax charge for the year was £955 million (2003 - £946 million) equivalent to 27% (2003 - 30%) of profit before tax.

Profit attributable to ordinary shareholders increased by 16% from £2,145 million to £2,480 million.

Total assets were up £23.4 billion from £172.9 billion to £196.3 billion. Loans and advances to customers were up 28%, £29 billion at £131.4 billion. Loans and advances to banks fell by 22%, £7.7 billion to £27.7 billion.

Capital ratios at 31 December 2004 were 8.0% (tier 1) and 11.6% (total) against 9.2% (tier 1) and 13.3% (total) at 31 December 2003.

2003 compared with 2002

Profit before tax increased by 21% from £2,589 million to £3,129 million.

Total income was £7,258 million compared with £7,709 million in the prior year. Good growth in Retail Direct and Ulster Bank was offset by a reduction in income due to the transfer of Lombard to the Royal Bank on 31 January 2003 which also contributed to a decrease in operating expenses of £1,025 million, 22% to £3,579 million.

Net interest income decreased by 2%, £102 million, to £4,032 million. Average interest-earning assets of the banking business decreased by 1%, £0.9 billion, to £111.8 billion. Within this, average loans and advances to customers declined £9.0 billion and average loans and advances to banks increased by £8.6 billion.

The lower interest rate environment adversely affected deposit margins as it reduced the benefit of interest-free funds. Net interest income was further impacted by the effect of implementing from 1 January 2003 the pricing remedies agreed following the Competition Commission inquiry into SME banking and by lower money market income, due to less favourable market conditions. Net interest margin was 3.61% .

Non-interest income decreased by 10%, £349 million to £3,226 million. Fees and commissions receivable increased by 4%, £106 million to £3,014 million due to increased lending, transmission and card related fees. Fees payable, including brokerage, were up £81 million to £796 million due to higher banking and card related fees.

Dealing profits, which is income (before associated direct costs) arising from our role in providing customers with debt and risk management products in interest rate, currency and credit asset classes, increased by £62 million, 8% to £797 million. This reflects strong growth in all product areas. The performance in the first half of the year benefited from the unusually high levels of demand for mortgage backed securities in the US.

Other operating income fell from £634 million to £150 million, due principally to the reduction in operating lease rental income as a result of the transfer of Lombard to the Royal Bank.

Operating expenses were down 22%, £1,025 million to £3,579 million. The completion of integration resulted in lower restructuring costs, down £550 million to £113 million. Staff costs were 29%, £507 million lower at £1,258 million reflecting lower staff numbers, resulting from the transfer of Lombard and certain other activities to the Royal Bank. Other operating expenses decreased £518 million, 18% to £2,321 million due mainly to a reduction in operating lease depreciation as a result of the transfer of Lombard to the Royal Bank.

Provisions for bad and doubtful debts and amounts written off fixed asset investments at £550 million were £34 million higher than prior year reflecting growth in lending. Increased provisions in Retail Banking were largely offset by a reduction in provisions in Corporate Banking and Financial Markets.

The tax charge for the year was £946 million (2002 - £714 million) equivalent to 30% (2002 - 28%) of profit before tax.

Profit attributable to ordinary shareholders increased by 17% from £1,829 million to £2,145 million.

Total assets were up £1.0 billion from £171.9 billion to £172.9 billion. Loans and advances to customers were down 9%, £9.6 billion at £102.6 billion, partly due to the transfer of Lombard. Loans and advances to banks increased by £11.7 billion to £35.4 billion.

Capital ratios at 31 December 2003 were 9.2% (tier 1) and 13.3% (total).

Net interest income

	2004	2003	2002

	£m	£m	£m

Interest receivable	7,144	5,979	6,505
Interest payable	(2,784)	(1,947)	(2,371)

Net interest income	4,360	4,032	4,134

	%	%	%
Gross yield on interest-earning assets of banking business	5.65	5.35	5.77
Cost of interest-bearing liabilities of banking business	(2.72)	(2.21)	(2.74)

Interest spread of banking business	2.93	3.14	3.03
Benefit from interest-free funds	0.52	0.47	0.64

Net interest margin of banking business	3.45	3.61	3.67

The following table gives average interest rates, yields and margins for the three years ended 31 December 2004.

	2004	2003	2002

	%	%	%
Yields, spreads and margins of the banking business:
Gross yield (1)
Group	5.65	5.35	5.77
UK	5.96	5.50	5.97
Overseas	4.43	4.35	4.59

Interest spread (2)
Group	2.93	3.14	3.03
UK	3.21	3.26	3.24
Overseas	1.89	2.40	1.77

Net interest margin (3)
Group	3.45	3.61	3.67
UK	3.64	3.70	3.80
Overseas	2.69	2.99	2.85

The Bank’s base rate	4.38	3.74	4.00
London inter-bank three month offered rate:
Sterling	4.64	3.74	4.06
Eurodollar	1.62	1.22	1.80
Euro	2.11	2.33	3.32

Notes:

(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

2004 compared with 2003

Net interest income increased by 8%, £328 million, to £4,360 million and represents 54% (2003 – 56%) of total income. Average interest-earning assets of the banking business increased by 13%, £14.6 billion, to £126.4 billion. Average loans and advances to customers rose £12.8 billion, 14%. Average loans and advances to banks increased by £1.1 billion, 5% and debt securities were up by £0.7 billion, 52%. Average deposits grew by £12.8 billion, 13%.

The net interest margin decreased from 3.61% to 3.45% . Interest spread declined reflecting principally a change in mix towards relatively lower margin mortgage business including the acquisition of First Active. This was partially offset by an increase in the benefit from interest free funds due to increased volumes and movements in interest rates.

2003 compared with 2002

Net interest income decreased by 2%, £102 million, to £4,032 million. Average interest-earning assets of the banking business decreased by 1%, £0.9 billion, to £111.8 billion. Within this, average loans and advances to customers declined £9.0 billion, average loans and advances to banks increased by £8.6 billion and debt securities decreased by £0.5 billion.

While individual product margins remained stable, overall mix improvements resulted in an increase in interest spread from 3.03% to 3.14% . Interest-free balances fell by £2.7 billion due in part to the outcome of the Competition Commission inquiry into SME banking. This, together with the lower interest rate environment, contributed to the reduction in the benefit of interest-free funds from 0.64% to 0.47%, offsetting the improvement in spread, as a result net interest margin declined from 3.67% to 3.61% .

Average balance sheets and interest rates

The following table shows average balances and interest rates for each of the past three years.

	2004			2003			2002

	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate

ASSETS	£m	£m	%	£m	£m	%	£m	£m	%
Treasury bills and other eligible bills
UK	-	-	-	-	-	-	-	-	-
Overseas	-	-	-	-	-	-	29	1	3.45
Loans and advances to banks
UK	17,652	733	4.15	17,576	590	3.36	9,147	355	3.88
Overseas	5,743	170	2.96	4,708	113	2.40	4,543	121	2.66
Loans and advances to customers (1)
UK	82,013	5,237	6.39	78,053	4,695	6.02	86,274	5,353	6.20
Overseas	18,770	922	4.91	9,972	527	5.28	10,745	574	5.34
Debt securities
UK	1,223	42	3.43	1,228	44	3.58	1,253	62	4.95
Overseas	1,023	40	3.91	247	10	4.05	713	39	5.47

Total interest-earning assets – Banking business	126,424	7,144	5.65	111,784	5,979	5.35	112,704	6,505	5.77

– Trading business (2)	48,289			48,794			47,384

Total interest-earning assets	174,713			160,578			160,088
Non-interest-earning assets	15,812			16,514			19,326

Total assets	190,525			177,092			179,414

Percentage of assets applicable to overseas operations	43.2%			41.3%			35.6%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits by banks
UK	3,820	142	3.72	4,634	149	3.22	12,054	424	3.52
Overseas	6,924	167	2.41	2,725	60	2.20	1,847	59	3.19
Customer accounts
- demand deposits
UK	39,899	809	2.03	38,161	518	1.36	32,744	494	1.51
Overseas	3,651	69	1.89	2,554	21	0.82	2,321	38	1.64
- savings deposits
UK	14,781	390	2.64	10,196	253	2.48	8,659	225	2.60
Overseas	969	23	2.37	369	5	1.36	65	1	1.54
- other time deposits
UK	20,285	762	3.76	20,321	638	3.14	21,559	791	3.67
Overseas	4,841	139	2.87	4,508	108	2.40	4,402	126	2.86
Debt securities in issue
UK	501	19	3.79	263	8	3.04	602	27	4.49
Overseas	1,023	40	3.91	241	8	3.32	1,345	54	4.01
Loan capital
UK	5,802	222	3.83	5,844	213	3.64	6,173	260	4.21
Overseas	133	8	6.02	30	1	3.33	-	-	-
Internal funding of trading business	(211)	(6)	2.84	(1,621)	(35)	2.16	(5,312)	(128)	2.41

Total interest-bearing liabilities – Banking business	102,418	2,784	2.72	88,225	1,947	2.21	86,459	2,371	2.74

– Trading business (2)	47,659			48,241			46,162

Total interest-bearing liabilities	150,077			136,466			132,621
Non-interest bearing liabilities
Demand deposits
UK	13,732			13,577			17,745
Overseas	3,273			2,370			1,874
Other liabilities	14,377			15,865			18,258
Shareholders’ funds	9,066			8,814			8,916

Total liabilities and shareholders’ equity	190,525			177,092			179,414

Percentage of liabilities applicable to overseas operations	41.9%			40.0%			31.8%

The analysis into UK and Overseas has been compiled on the basis of location of office.

Notes:
(1)	Loans and advances to customers include non-accrual loans. Interest income includes interest on non-accruing loans only to the extent that cash payments have been received.

(2)	Interest receivable and interest payable on trading assets and trading liabilities are included in dealing profits.

Changes in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the year and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2004 compared with 2003			2003 compared with 2002

	Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change	Average volume	Average rate	Net change

	£m	£m	£m	£m	£m	£m
INTEREST-EARNING ASSETS
Treasury bills and other eligible bills
UK	-	-	-	-	-	-
Overseas	-	-	-	(1)	-	(1)
Loans and advances to banks
UK	3	140	143	288	(53)	235
Overseas	28	29	57	4	(12)	(8)
Loans and advances to customers
UK	245	297	542	(504)	(154)	(658)
Overseas	434	(39)	395	(41)	(6)	(47)
Debt securities
UK	-	(2)	(2)	(1)	(17)	(18)
Overseas	30	-	30	(21)	(8)	(29)

Total interest receivable of banking business
UK	248	435	683	(217)	(224)	(441)
Overseas	492	(10)	482	(59)	(26)	(85)

	740	425	1,165	(276)	(250)	(526)

INTEREST-BEARING LIABILITIES
Deposits by banks
UK	28	(21)	7	242	33	275
Overseas	(101)	(6)	(107)	(23)	22	(1)
Customer accounts
- demand deposits
UK	(25)	(266)	(291)	(76)	52	(24)
Overseas	(12)	(36)	(48)	(4)	21	17
- savings deposits
UK	(120)	(17)	(137)	(39)	11	(28)
Overseas	(12)	(6)	(18)	(4)	-	(4)
- other time deposits
UK	1	(125)	(124)	44	109	153
Overseas	(8)	(23)	(31)	(3)	21	18
Debt securities in issue
UK	(9)	(2)	(11)	12	7	19
Overseas	(30)	(2)	(32)	38	8	46
Loan capital
UK	2	(11)	(9)	13	34	47
Overseas	(6)	(1)	(7)	(1)	-	(1)
Internal funding of trading business*	(37)	8	(29)	(79)	(14)	(93)

Total interest payable of banking business
UK	(160)	(434)	(594)	117	232	349
Overseas	(169)	(74)	(243)	3	72	75

	(329)	(508)	(837)	120	304	424

Movement in net interest income
UK	88	1	89	(100)	8	(92)
Overseas	323	(84)	239	(56)	46	(10)

	411	(83)	328	(156)	54	(102)

* Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

Non-interest income

	2004	2003	2002

	£m	£m	£m

Dividend income	50	61	13
Fees and commissions receivable	3,435	3,014	2,908
Fees and commissions payable	(883)	(796)	(715)
Dealing profits	887	797	735
Other operating income	152	150	634

	3,641	3,226	3,575

2004 compared with 2003

Non-interest income increased by 13%, £415 million to £3,641 million and represents 46% (2003 - 44%) of total income. Fees and commissions receivable were up 14%, £421 million to £3,435 million due to increased lending fees and transmission fees. Fees payable, including brokerage, were up £87 million to £883 million due to higher banking and card related fees.

Dealing profits, which is income (before associated direct costs) arising from our role in providing customers with debt and risk management products in interest rate, currency and credit asset classes, increased by £90 million, 11% to £887 million. This reflects strong growth across all customer segments and product classes.

Other operating income remained stable at £152 million (2003 - £150 million).

2003 compared with 2002

Non-interest income fell by 10%, £349 million, to £3,226 million. Fees and commissions receivable increased by 4%, £106 million to £3,014 million due to increased lending, transmission and card related fees. Fees payable including brokerage were up £81 million to £796 million due to higher banking and card related fees.

Dealing profits, which is income (before associated direct costs) arising from our role in providing customers with debt and risk management products in interest rate, currency and credit asset classes, increased by £62 million, 8% to £797 million. This reflects strong growth in customer volumes in all product areas. The performance in the first half of the year benefited from the unusually high levels of demand for mortgage backed securities in the US.

Other operating income fell from £634 million to £150 million, due principally to a reduction in operating lease rental income as a result of the transfer of Lombard to the Royal Bank.

Operating expenses

	2004	2003	*	2002	*

	£m	£m		£m
Administrative expenses
- staff costs**	1,366	1,258		1,765
- premises and equipment**	197	207		285
- other **	2,183	2,001		2,084
Total administrative expenses	3,746	3,466		4,134

Depreciation and amortisation
- tangible fixed assets**	98	95		444
- goodwill	49	18		26

Operating expenses	3,893	3,579		4,604

**Includes restructuring costs, comprised as follows:
Staff costs	15	73		447
Premises and equipment	1	22		92
Other administrative expenses	10	18		123
Depreciation	2	-		1

	28	113		663

*restated (see page 84)

2004 compared with 2003

Operating expenses were up 9%, £314 million to £3,893 million to support the strong growth in business volumes. Staff costs were 9%, £108 million higher at £1,366 million reflecting acquisitions and business growth. Other operating expenses increased £206 million, 9% to £2,527 million reflecting business growth.

2003 compared with 2002

Operating expenses were down 22%, £1,025 million to £3,579 million. Included in operating expenses are restructuring costs, down £550 million to £113 million. Staff costs were 29%, £507 million lower at £1,258 million reflecting lower staff numbers, resulting from the transfer of Lombard and certain other activities to the Royal Bank. Other operating expenses decreased £518 million, 18% to £2,321 million due mainly to a reduction in operating lease depreciation as a result of the transfer of Lombard to the Royal Bank.

Provisions

	2004	2003	2002

	£m	£m	£m
New provisions	670	562	533
Less: recoveries	(45)	(12)	(17)

Charge to profit and loss account	625	550	516

Comprising:
Provisions for bad and doubtful debts	625	549	508
Amounts written-off fixed asset investments	-	1	8

Charge to profit and loss account	625	550	516

2004 compared with 2003

Provisions for bad and doubtful debts and amounts written off fixed asset investments at £625 million were £75 million higher than prior year. The charge for provisions in 2004 represented 0.53% of gross average loans and advances to customers, compared with 0.51% in 2003. Credit quality remains strong with no material change during 2004 in the distribution by grade of NatWest Group’s total risk assets. Total provisions for bad and doubtful debts at 31 December 2004 were 66% of risk elements in lending.

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

Applicable income taxes

The following table shows applicable income taxes and tax rates for each of the past three years:

	2004	2003 *	2002 *

	£m	£m	£m

Tax charge for the year	955	946	714

UK corporate tax rate	30.0%	30.0%	30.0%
Effective tax rate	27.4%	30.2%	27.6%

* restated (see page 84)

The actual tax charge for continuing operations differs from the expected tax charge for continuing operations computed by applying the UK corporate tax rate as follows:

	2004	2003 *	2002 *

	£m	£m	£m

Expected tax charge	1,045	939	777
Goodwill amortisation	14	5	8
Non-deductible items	68	44	57
Non-taxable items	(59)	(78)	(62)
Capital allowances in excess of depreciation	(22)	(30)	(276)
Taxable foreign exchange movements	(1)	(8)	(9)
Foreign profits taxed at other rates	(11)	8	(4)
Unutilised losses brought forward and carried forward	(4)	(20)	(11)
Current taxation adjustments relating to prior periods	(70)	21	(22)

Current tax charge for the year	960	881	458

Deferred taxation:
Origination and reversal of timing differences	38	68	304
Adjustments in respect of prior periods	(43)	(3)	(48)

Actual tax charge	955	946	714

* restated (see page 84)

Overview of balance sheet
Summary consolidated balance sheet

	2004	2003	*

	£m	£m
Assets
Cash and balances at central banks and items in the
course of collection from other banks	3,897	3,367
Treasury bills and other eligible bills	172	541
Loans and advances to banks	27,674	35,412
Loans and advances to customers	131,353	102,572
Debt securities and equity shares	23,707	22,799
Other assets	9,462	8,182

Total assets	196,265	172,873

Liabilities
Deposits by banks and items in the course of
transmission to other banks	23,873	18,501
Customer accounts	126,119	116,569
Debt securities in issue	3,255	2,112
Other liabilities	27,664	20,907
Subordinated liabilities	5,808	5,743
Minority interests	408	3
Shareholders' funds including non-equity interests	9,138	9,038

Total liabilities	196,265	172,873

Contingent liabilities and commitments	77,287	65,880

* restated (see page 84)

Analysis of repurchase agreements

	2004	2003

	£m	£m
Reverse repurchase agreements and stock borrowing

Loans and advances to banks	6,858	11,219
Loans and advances to customers	17,596	9,093

	24,454	20,312

Repurchase agreements and stock lending

Deposits by banks	14,855	11,074
Customer accounts	15,486	17,804

	30,341	28,878

Overview – summary consolidated balance sheet

Total assets of £196.3 billion at 31 December 2004 were up £23.4 billion, 14% compared with 31 December 2003.

Loans and advances to banks declined £7.7 billion, 22%, to £27.7 billion. Excluding reductions in reverse repurchase agreements and stock borrowing (“reverse repos”), down £3.8 billion, 34%, to £7.4 billion, bank placings were down £3.9 billion, 16%, to £20.3 billion.

Loans and advances to customers increased £28.8 billion, 28%, to £131.4 billion. Within this reverse repos were up £8.5 billion, 94%, at £17.6 billion reflecting growth in trading activities. Excluding reverse repos, lending rose £20.3 billion, 22%, to £113.8 billion, reflecting organic growth in CBFM, Retail Banking, Wealth Management and Ulster Bank and £4.2 billion arising from acquisitions, principally First Active £4.1 billion.

Debt securities increased by £0.7 billion, 3%, to £22.4 billion, mainly due to increased holdings in Financial Markets.

Intangible fixed assets grew £0.5billion to £0.8 billion, primarily reflecting goodwill arising on acquisitions made during 2004.

Settlement balances were up £1.4 billion at £3.5 billion as a result of increased levels of activity.

Other assets decreased by £1.2 billion, 37%, to £2.0 billion, mainly due to a fall in the mark-to-market value of trading derivatives.

Deposits by banks increased £5.5 billion, 31%, to £23.1 billion, with inter-bank deposits up £1.3 billion, 20%, to £7.8 billion and repurchase agreements and stock lending (“repos”), up £4.2 billion, 38%, to £15.3 billion.

Customer accounts were up £9.6 billion, 8%, to £126.1 billion, despite a reduced level of repos, down £2.3 billion, 13%, to £15.5 billion. Excluding repos, deposits rose £11.9 billion, 12%, to £110.6 billion with growth mainly in CBFM, Retail Banking, Wealth Management and Ulster Bank, including the acquisition of First Active.

Debt securities in issue rose £1.1 billion, 54%, to £3.3 billion primarily to meet the Group’s funding requirements.

The increase in settlement balances and short positions, up £7.2 billion, 50%, to £21.7 billion reflected growth in customer activity.

Other liabilities decreased by £1.2 billion, 26%, to £3.2 billion principally due to a fall in the mark-to-market value of trading derivatives.

Subordinated liabilities were up by £0.1 billion, 1%, to £5.8 billion. The issue of £0.2 billion (€232 million) and £0.1 billion (£100 million) dated loan capital and £0.3 billion (€435 million) undated loan capital, together with £0.1 billion of dated and undated loan capital arising from the acquisition of First Active was partially offset by the redemption of £0.4 billion (US$650 million) and £0.1 billion (£100 million) dated loan capital and the effect of exchange rate movements, £0.1 billion.

Minority interests increased £0.4 billion to £0.4 billion primarily reflecting the issue of £0.3 billion non-equity capital by a subsidiary of the Group to the Company’s immediate holding company.

Shareholders funds increased by £0.1 billion, 1% to £9.1 billion with retentions of £0.2 billion, partly offset by £0.1 billion of actuarial losses, net of deferred tax, recognised in post retirement benefit schemes.

Description of assets and liabilities

Assets

Loan portfolio
NatWest Group’s loan portfolio consists of loans (including overdraft facilities) and finance leases and instalment credit.

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

	Within 1 year	After 1 but within 5 years	After 5 years	2004 Total	2003	2002	2001	2000

	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	127	1	-	128	127	215	95	1,822
Manufacturing	1,818	505	419	2,742	2,896	3,751	3,421	3,581
Construction	1,529	663	619	2,811	2,356	2,088	1,857	1,778
Finance	579	421	278	1,278	742	1,091	1,159	3,257
Service industries and business activities	6,496	3,375	3,984	13,855	12,680	11,531	12,263	11,500
Agriculture, forestry and fishing	797	418	524	1,739	1,731	1,689	1,647	1,660
Property	3,293	2,327	2,961	8,581	6,964	5,486	4,694	4,888
Individuals - home mortgages	1,371	3,983	24,080	29,434	24,545	22,286	20,425	19,265
- other	7,244	4,262	2,545	14,051	12,760	11,690	10,287	9,759
Finance leases and instalment credit	6	28	322	356	1,961	11,456	11,092	8,123

Total domestic	23,260	15,983	35,732	74,975	66,762	71,283	66,940	65,633
Overseas residents	9,206	546	1,661	11,413	13,263	15,448	17,694	14,788

Total UK offices	32,466	16,529	37,393	86,388	80,025	86,731	84,634	80,421

Overseas
United States	17,670	469	6,537	24,676	12,034	16,868	8,157	9,836
Rest of the World	7,996	4,964	9,263	22,223	12,411	10,618	9,950	10,651

Total overseas offices	25,666	5,433	15,800	46,899	24,445	27,486	18,107	20,487

Loans and advances to customers – gross	58,132	21,962	53,193	133,287	104,470	114,217	102,741	100,908

Provisions for bad and doubtful debts				(1,934)	(1,898)	(2,095)	(2,123)	(2,084)

Loans and advances to customers – net				131,353	102,572	112,122	100,618	98,824

Fixed rate	20,336	6,656	13,769	40,761	25,573	37,143	25,224	32,433
Variable rate	37,796	15,306	39,424	92,526	78,897	77,074	77,517	68,475

Gross loans and advances to customers
– by maturity	58,132	21,962	53,193	133,287	104,470	114,217	102,741	100,908

For further information regarding NatWest Group's operations by geographical area, see Note 45 to the Consolidated Financial Statements.

Provisions for bad and doubtful debts

Provisioning policy

NatWest Group’s approach to managing credit risk is discussed under Item 11 on page 66 of this Annual Report and its accounting policy for loans and advances is set out on page 86. NatWest Group provides for losses existing in its lending book to record loans and advances at their expected ultimate net realisable value.

Provision for bad and doubtful debts

For a discussion of the factors considered in determining the amount of the provisions, see ‘Provisions’ on page 67. The following table shows the elements of provisions for bad and doubtful debts:

	2004	2003	2002	2001	2000

	£m	£m	£m	£m	£m

Provisions at beginning of year	1,358	1,559	1,656	1,723	1,756
Domestic	547	543	475	375	436

Foreign	1,905	2,102	2,131	2,098	2,192

Currency translation and other adjustments
Domestic	-	-	5	(15)	(3)
Foreign	(27)	-	(15)	13	17
Acquisition/(disposal) of subsidiaries
Domestic	-	(156)	-	(28)	7
Foreign	35	4	-	(10)	-
Amounts written-off
Domestic	(425)	(467)	(418)	(372)	(497)
Foreign	(170)	(139)	(126)	(84)	(129)
Recoveries of amounts written-off in previous years
Domestic	41	8	13	10	144
Foreign	4	4	4	9	8
Transfers to immediate parent company
Domestic	(48)	-	-	-	-
Foreign	-	-	-	-	-
Charge to profit and loss account
Domestic	470	414	303	338	316
Foreign	155	135	205	172	43
Provisions at end of year
Domestic	1,396	1,358	1,559	1,656	1,723
Foreign	544	547	543	475	375

	1,940	1,905	2,102	2,131	2,098

Gross loans and advances to customers
Domestic	74,975	66,762	71,283	66,940	65,633
Foreign	58,312	37,708	42,934	35,801	35,275

	133,287	104,470	114,217	102,741	100,908

Closing customer provisions as a % of gross loans
and advances to customers
Domestic	1.86%	2.03%	2.19%	2.47%	2.63%
Foreign	0.93%	1.45%	1.25%	1.30%	1.02%

	1.46%	1.82%	1.83%	2.07%	2.07%

Customer charge against profit as a % of gross loans
and advances to customers
Domestic	0.63%	0.62%	0.43%	0.50%	0.48%
Foreign	0.27%	0.36%	0.48%	0.48%	0.10%

	0.47%	0.53%	0.44%	0.50%	0.35%

Provisions for bad and doubtful debts (continued)

The following table presents additional information with respect to provisions for bad and doubtful debts:

	2004	2003	2002	2001	2000

	£m	£m	£m	£m	£m

Loans and advances to customers (gross)	133,287	104,470	114,217	102,741	100,908

Provisions at end of year:
Specific provisions – customers	1,651	1,528	1,727	1,725	1,682
Specific provisions – banks	6	7	7	8	14
General provision	283	370	368	398	402

	1,940	1,905	2,102	2,131	2,098

Customer provision at end of year as a % of loans and
advances to customers at end of year:
Specific provisions	1.24%	1.46%	1.51%	1.68%	1.67%
General provision	0.21%	0.36%	0.32%	0.39%	0.40%

	1.45%	1.82%	1.83%	2.07%	2.07%

Average loans and advances to customers (gross)	116,917	106,967	110,874	103,585	95,756

As a % of average loans and advances to customers
during the year:
Total customer provisions charged to profit and loss	0.53%	0.51%	0.46%	0.49%	0.37%

Amounts written-off (net of recoveries) –
customers	0.47%	0.56%	0.47%	0.42%	0.49%

Analysis of closing provisions for bad and doubtful debts

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	2004		2003		2002		2001		2000

	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans

	£m	%	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local
government	-	0.1	-	0.1	-	0.2	-	0.2	-	1.8
Manufacturing	80	2.1	84	2.8	112	3.3	129	3.3	96	3.5
Construction	50	2.1	46	2.2	52	1.8	59	1.8	69	1.8
Finance	16	1.0	14	0.7	43	1.0	54	1.1	45	3.2
Service industries and
business activities	299	10.4	326	12.1	389	10.1	430	11.9	507	11.4
Agriculture, forestry and
fishing	17	1.3	16	1.7	24	1.5	21	1.6	24	1.6
Property	27	6.4	29	6.7	32	4.8	30	4.6	43	4.8
Individuals
- home mortgages	9	22.1	13	23.5	15	19.5	17	19.9	7	19.1
- other	716	10.5	548	12.2	444	10.2	487	10.0	523	9.7
Finance leases and
instalment credit	45	0.3	45	1.9	208	10.0	164	10.8	142	8.1

Total domestic	1,259	56.3	1,121	63.9	1,319	62.4	1,391	65.2	1,456	65.0
Foreign	392	43.7	407	36.1	408	37.6	334	34.8	226	35.0

Specific provisions	1,651	100.0	1,528	100.0	1,727	100.0	1,725	100.0	1,682	100.0

General provision	283		370		368		398		402

Total provisions	1,934		1,898		2,095		2,123		2,084

Write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer:

	2004	2003	2002	2001	2000

	£m	£m	£m	£m	£m
Domestic
Manufacturing	25	57	76	37	60
Construction	9	16	15	11	29
Finance	1	30	28	2	4
Service industries and business activities	78	150	123	109	133
Agriculture, forestry and fishing	3	3	3	4	5
Property	12	5	5	9	14
Individuals - home mortgages	-	-	1	1	2
Individuals - others	296	169	122	136	180
Finance leases and instalment credit	-	37	45	63	70

Total domestic	424	467	418	372	497
Foreign	171	139	126	84	129

Total write-offs*	595	606	544	456	626

* Includes amounts relating to loans and advances to banks of nil (2003 - nil; 2002 - £1 million; 2001 - £6 million; 2000 - £5 million).

Recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer:

	2004	2003	2002	2001	2000

	£m	£m	£m	£m	£m
Domestic
Manufacturing	-	-	-	-	16
Construction	-	-	-	1	14
Finance	-	-	-	-	1
Service industries and business activities	1	1	1	1	55
Agriculture, forestry and fishing	-	-	-	-	3
Property	-	-	1	-	5
Individuals - home mortgages	-	-	-	-	1
Individuals - others	39	6	4	5	45
Finance leases and instalment credit	-	1	7	3	4

Total domestic	40	8	13	10	144
Foreign	5	4	4	9	8

Total recoveries	45	12	17	19	152

Risk elements in lending and potential problem loans

NatWest Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the US Securities and Exchange Commission (the “SEC”). The following table shows the estimated amount of loans which would be reported using the SEC's classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.

	2004	2003	2002	2001	2000

	£m	£m	£m	£m	£m
Loans accounted for on a non-accrual basis (3):
Domestic	1,966	1,950	1,781	2,238	2,164
Foreign	565	537	531	360	143

Total	2,531	2,487	2,312	2,598	2,307

Accruing loans which are contractually past due
90 days or more as to principal or interest (4):
Domestic	342	276	195	237	223
Foreign	60	48	34	19	21

Total	402	324	229	256	244

Loans not included above which are classified as
'troubled debt restructurings' by the SEC:
Domestic	-	16	7	24	24
Foreign	-	-	1	7	10

Total	-	16	8	31	34

Total risk elements in lending	2,933	2,827	2,549	2,885	2,585

Potential problem loans (5)
Domestic	13	276	523	765	516
Foreign	83	50	70	218	55

Total	96	326	593	983	571

Closing provisions for bad and doubtful debts as a % of
total risk elements in lending	66%	67%	82%	74%	81%

Closing provisions for bad and doubtful debts as a % of
total risk elements in lending and potential problem loans	64%	60%	67%	55%	66%

Risk elements in lending as a % of gross loans and
advances to customers	2.20%	2.71%	2.23%	2.81%	2.56%

Notes:
(1)	For the analysis above, ‘Domestic’ consists of the UK domestic transactions of NatWest Group. ‘Foreign’ comprises NatWest Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2)	The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with NatWest Group’s provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.
(3)	NatWest Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt.
(4)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(5)	Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with NatWest Group’s provisioning policy for bad and doubtful debts.

	2004	2003	2002

	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	130	134	171
Foreign	31	31	32

	161	165	203

Interest on non-accrual and restructured loans included in net interest income
Domestic	41	43	36
Foreign	-	-	5

	41	43	41

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

At 31 December 2004 and 2003, NatWest Group had no cross border outstandings in excess of 0.75% of total assets (including acceptances) of £196.5 million and £173.1 billion, respectively. The table below sets out NatWest Group's cross border outstandings at 31 December 2002 in excess of 0.75% of total assets (including acceptances) of £172.3 billion. None of these countries has experienced repayment difficulties, which have required refinancing of outstanding debt.

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

In the normal course of business, NatWest Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to obtain funding. SPVs are also utilised in its fund management activities to structure investment funds to which NatWest Group provides investment management services.

Under UK GAAP, NatWest Group accounts for securitisations of assets originated by NatWest Group in accordance with FRS 5 ‘Reporting the Substance of Transactions’. Assets are derecognised and a gain or loss on disposal recognised if all significant rights or access to benefits relating to those assets and all significant risks in those benefits are transferred to others. In cases where there is a significant change in the entity’s rights to benefit and exposure to risk, the description or monetary amount relating to an asset should be changed and a liability recognised for any obligation to transfer benefits that is assumed. Where a transaction in previously recognised assets results in no significant change in the entity’s rights to benefits in the assets or its exposure to risks inherent in those benefits, the assets should continue to be recognised and no gain or loss recognised. FRS 5 requires a linked presentation where a transaction is in substance the financing of an asset or pool of assets but where the item is financed in such a way that NatWest Group can suffer a loss which is limited to a fixed monetary amount. The linked presentation involves showing the gross amount of assets securitised less the related finance on the face of the balance sheet – the net amount is included in total assets. Profit is recognised on entering into the arrangement only to the extent that non-returnable proceeds exceed the previous carrying value of the assets securitised. NatWest Group securitises mortgage loans and other assets.

Under US GAAP, transfers of financial assets are accounted for and reported based on the application of a financial components approach that focuses on control. Under this approach, after a transfer of financial assets, NatWest Group recognises the assets it controls and the liabilities it has incurred, derecognises financial assets when control has been surrendered, and derecognises liabilities when extinguished. Transfers of financial assets where NatWest Group has surrendered control over the transferred assets are accounted for as sales and any gain or loss recognised in earnings. Otherwise, transfers are accounted for as collateralised borrowings.

As financial intermediary, NatWest Group arranges securitisations of client assets and involves individual SPVs established to purchase customer assets financed by the issue of debt obligations to third parties. NatWest Group may act as advisor to the manager of the SPV and provide liquidity facilities to it.

Under UK GAAP, NatWest Group accounts for fees received from client securitisations in line with its usual policy for similar fees from other banking activities. The assets and liabilities of the SPVs are not recognised on NatWest Group’s balance sheet unless the SPV is a quasi-subsidiary of NatWest Group. A quasi-subsidiary is defined in FRS 5 as ‘a company, trust, partnership or other vehicle, that, though not fulfilling the definition of a subsidiary, is directly or indirectly controlled by the reporting entity and gives rise to benefits for that entity that are in substance no different from those that would arise were the vehicle a subsidiary’.

Following the issue of FASB Interpretation (“FIN”) No. 46 (revised), NatWest Group has consolidated SPVs involved in asset-backed transactions in its US GAAP disclosures. Further information on FIN 46R can be found in Note 50 to the Consolidated Financial Statements.

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

NatWest Group’s contingent liabilities, commitments and contractual obligations at 31 December 2004 by remaining maturity are set out below.

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	Over 5 years	Total

Contingent liabilities and commitments	£m	£m	£m	£m	£m

Acceptances and endorsements	206	-	-	-	206
Guarantees and assets pledged as collateral security	1,618	498	161	523	2,800
Other contingent liabilities	1,242	274	91	1,087	2,694
Documentary credits and trade related transactions	116	15	4	-	135
Undrawn formal standby facilities, credit lines and other
commitments to lend	55,434	4,190	1,837	4,989	66,450
Other commitments	2	-	-	-	2

Total	58,618	4,977	2,093	6,599	72,287

Contractual obligations The table below summarises NatWest Group’s contractual obligations by remaining maturity as at 31 December 2004 and 2003.

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	Over 5 years	Total

	£m	£m	£m	£m	£m
2004
Contractual cash obligations:
Dated loan capital	468	321	791	1,494	3,074
Operating leases	100	189	170	789	1,248
Finance leases	-	-	4	-	4
Unconditional obligations to purchase goods or services	24	-	-	-	24

	592	510	965	2,283	4,350

2003
Contractual cash obligations:
Dated loan capital	746	523	84	1,919	3,272
Operating leases	95	178	166	771	1,210
Finance leases	-	2	2	-	4
Unconditional obligations to purchase goods or services	71	4	1	-	76

	912	707	253	2,690	4,562

The table above does not include undated loan capital. The maturity of deposits by banks is given in Note 20, of customer accounts in Note 21, and of debt securities in issue in Note 22 to the Consolidated Financial Statements.

Liabilities

Analysis of deposits

The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies at 31 December in each of the past three years:

	2004	2003	2002

	£m	£m	£m
Deposits by banks
Sterling	3,202	1,827	5,048
Other currencies	19,880	15,731	12,670

Total deposits by banks	23,082	17,558	17,718

Customer accounts
Sterling	92,797	84,692	79,355
Other currencies	33,322	31,877	32,122

Total customer accounts	126,119	116,569	111,477

Total deposits	149,201	134,127	129,195

Certificates of deposit and other time deposits

The following table shows details of NatWest Group's certificates of deposit issued and other time deposits over £50,000 (or the equivalent of $100,000 for currencies other than sterling) at 31 December 2004, by time remaining until maturity:

	Within 3 months	Over 3 but within 6 months	Over 6 but within 12 months	Over 12 months	2004 Total

	£m	£m	£m	£m	£m
UK based companies and branches
Other time deposits	22,347	522	467	854	24,190

Overseas based companies and branches
Other time deposits	34,003	985	937	112	36,037

Total	56,350	1,507	1,404	966	60,227

Analysis of deposits by product type and geographical area

The following table shows the distribution of NatWest Group's deposits by product type and geographical area at 31 December for each of the past three years:

	2004	2003	2002

	£m	£m	£m
UK
Domestic:
Demand deposits - interest-free	16,799	15,739	17,856
Demand deposits - interest-bearing	48,165	43,351	36,387
Time deposits - savings	7,962	6,992	4,436
Time deposits - other	21,039	18,934	24,547
Overseas residents:
Demand deposits - interest-free	210	706	775
Demand deposits - interest-bearing	2,165	2,013	2,311
Time deposits - savings	579	810	1,283
Time deposits - other	3,588	3,364	2,292

Total UK offices	100,507	91,909	89,887

Overseas
Demand deposits - interest-free	3,038	2,973	1,993
Demand deposits - interest-bearing	4,032	2,469	2,449
Time deposits - savings	1,064	415	169
Time deposits - other	40,560	36,361	34,697

Total overseas offices (see below)	48,694	42,218	39,308

Total deposits	149,201	134,127	129,195

Banking business	119,057	105,336	99,731
Trading business	30,144	28,791	29,464

Total deposits	149,201	134,127	129,195

Overseas offices
United States	28,079	28,678	28,476
Rest of the World	20,614	13,540	10,832

Total overseas offices	48,693	42,218	39,308

Short-term borrowings

The following table shows details of NatWest Group's short-term borrowings as at 31 December for each of the past three years:

	2004	2003	2002

	£m	£m	£m
Commercial paper:
Outstanding at 31 December	1,760	2,060	-
Maximum amount outstanding at any month-end during the year	2,211	2,060	95
Approximate average amount outstanding during the year	1,495	672	41
Approximate weighted average interest rate during the year	2.4%	1.3%	2.1%
Approximate weighted average interest rate at 31 December	2.4%	1.4%	N/A

Other short-term borrowings:
Outstanding at 31 December	29,250	29,302	26,543
Maximum amount outstanding at any month-end during the year	30,868	29,302	26,930
Approximate average amount outstanding during the year	27,859	24,982	23,431
Approximate weighted average interest rate during the year	2.1%	2.0%	2.7%
Approximate weighted average interest rate at 31 December	2.2%	1.3%	1.5%

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

LIQUIDITY AND CAPITAL RESOURCES

The following table analyses NatWest Group's regulatory capital resources.

	2004	2003	2002

	£m	£m	£m
Capital base
Tier 1 capital	8,814	8,737	8,896
Tier 2 capital	5,640	5,652	5,929

Total	14,454	14,389	14,825
Less investments in insurance subsidiaries, associated undertakings and
other supervisory deductions	(1,772)	(1,702)	(1,804)

Total capital	12,682	12,687	13,021

Weighted risk assets
Banking book:
On-balance sheet	90,400	79,200	84,400
Off-balance sheet	10,200	9,600	10,100
Trading book	9,200	6,500	6,000

	109,800	95,300	100,500

Risk asset ratios	%	%	%
Tier 1	8.0	9.2	8.9
Total	11.6	13.3	13.0

In the management of capital resources, NatWest Group is governed by RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its weighted risk assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2004, NatWest Group's total RAR ratio was 11.6% (2003 – 13.3%) and the tier 1 RAR was 8.0% (2003 – 9.2%) .

TREND INFORMATION

The Competition Commission recommended a number of pricing and behavioural remedies following its inquiry into the UK market for small business banking. NatWest Group has implemented the pricing remedies with effect from 1 January 2003 and offered NatWest Group's SME customers interest on current accounts. NatWest Group has also given undertakings to implement the behavioural remedies. These behavioural remedies include measures to ease the process of switching of accounts between banks and to enable terms and conditions to be compared between banks and were implemented on 31 December 2003, as required by the OFT.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

The Board of directors comprised at 23 February 2005 of the Chairman, four executive directors and ten non-executive directors. The directors of the Bank are also directors of The Royal Bank of Scotland Group plc and The Royal Bank of Scotland plc. Brief biographical details of each member of the Board of directors is given below.

Chairman
Sir George Mathewson (age 64)
CBE, DUniv, LLD, FRSE, FCIBS
 C (Chairman), N (Chairman)
as Executive Deputy Chairman in March 2000 and as Chairman in April 2001, Sir George Mathewson has a wide background in finance, technology and management and spent some of his career in the United States. He is a director of The Scottish Investment Trust PLC and the Institute of International Finance, Inc. He is also vice president of the International Monetary Conference, a member of the Advisory Committee of Bridgepoint Capital Limited and a member of the Financial Reporting Council. He was chief executive of the Scottish Development Agency from 1981 to 1987 and is a former president of the British Bankers’ Association.

Vice-chairmen
Lord Vallance of Tummel (age 61)
FCIBS
C
Appointed as Vice-chairman in March 2000, Sir Iain is an experienced businessman who is currently chairman of the European Service Forum and a director of the supervisory board of Siemens AG. He is also a member of the European Advisory Council of the Rothschild Group and the European Advisory Committee of the NYSE. He held a range of other positions including president of the CBI, chairman of British Telecommunications Plc and deputy chairman of the Financial Reporting Council. He was also a member of the board of directors of the Mobil Corporation.

Sir Angus Grossart (age 67)
CBE, DBA, LLD, FRSE, DL, FCIBS, D.Litt
C
Appointed as Vice-chairman in March 2000, Sir Angus is an advocate and chartered accountant with a career in merchant banking. He is chairman and Chief Executive of Noble Grossart Limited. His directorships of public companies include Scottish and Newcastle Plc and Trinity Mirror Plc. He is a trustee of the National Heritage Memorial Fund and a former chairman of the trustees of the National Galleries of Scotland. He has also served on the boards of a wide range of other companies in the UK, the USA and Canada.

Executive directors
Sir Fred Goodwin (age 46)
DUniv, FCIBS, FCIB, LLD
Group Chief Executive
C
Appointed to the Board in March 2000, Sir Fred Goodwin is a chartered accountant. He was formerly chief executive and director, Clydesdale Bank PLC and Yorkshire Bank PLC. He is chairman of The Prince’s Trust and a former president of the Chartered Institute of Bankers in Scotland.

Lawrence Fish (age 60)
Chairman, President and Chief Executive Officer of Citizens Financial Group, Inc.
Appointed to the Board in March 2000, Lawrence Fish is an American national. He is a career banker and was a director of the Federal Reserve Bank of Boston. He is a trustee of The Brookings Institution and a director of the Financial Services Roundtable, Textron Inc., and a director of numerous community organisations in the USA.

Gordon Pell (age 54)
FCIBS, FCIB
Chairman, Retail Banking and Wealth Management
Appointed to the Board in March 2000, Gordon Pell was formerly group director of Lloyds TSB UK Retail Banking before joining National Westminster Bank Plc as a director in February 2000 and then becoming chief executive, Retail Banking. He is currently also a director of Race for Opportunity and Southampton University Development Trust.

Fred Watt (age 44)
FCIBS
Group Finance Director C
Appointed to the Board in September 2000, Fred Watt is a chartered accountant. He was formerly finance director of Wassall plc.

Non-executive directors
Colin Buchan* (age 50)
A (Acting Chairman), R
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg. He is vice-chairman of Standard Life Investments Limited and a director of Merrill Lynch World Mining Trust Plc, Merrill Lynch Gold Limited, Royal Scottish National Orchestra Society Limited, UBS Securities Canada Inc. and World Mining Investment Company Limited.

Jim Currie* (age 63)
D.Litt
R
Appointed to the Board in November 2001, Jim Currie is a highly experienced senior international civil servant who spent many years working in Brussels and Washington. He was formerly director general at the European Commission with responsibility for the EU’s environmental policy and director general for Customs and Excise and Indirect Taxation. He is also a director of British Nuclear Fuels PLC and Total Holdings UK Limited, an international adviser to Eversheds and a consultant to Butera & Andrews UK Limited.

Archie Hunter* (age 61)
A (Chairman Designate)
Appointed to the Board in September 2004, Archie Hunter is a Chartered Accountant. He was Scottish senior partner of KPMG between 1992 and 1999 and President of The Institute of Chartered Accountants of Scotland in 1997/8. He has extensive professional experience in the UK and North and South America. He is currently chairman of Macfarlane Group plc, a director of Edinburgh US Tracker Trust plc, Convenor of Court at the University of Strathclyde and a governor of the Beatson Cancer Research Institute.

Charles ‘Bud’ Koch (age 58)
Appointed to the Board in September 2004, Bud Koch is an American national. He has extensive professional experience in the USA and is currently chairman of the board of the Federal Home Loan Bank of Cincinnati, chairman of the board of John Carroll University and a trustee of Case Western Reserve University. He was the chairman, president and chief executive officer of Charter One Financial, Inc. and its wholly owned subsidiary, Charter One Bank, N.A between 1973 and 2004.

Joe MacHale* (age 53)
A
Appointed to the Board in September 2004, Joe MacHale is currently a non-executive director and chairman of the audit committee of Morgan Crucible plc and a trustee of MacMillan Cancer Relief. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region.

Eileen Mackay* (age 61)
CB, FCIBS
A, R
Appointed to the Board in March 2000, Eileen Mackay is a former senior UK civil servant who held posts in Scotland, HM Treasury and the Cabinet Office and was principal finance officer at The Scottish Office. She is a director of Edinburgh Investment Trust plc, Scottish Financial Enterprise and The British Library. She is also chairman of the trustees of the David Hume Institute and a trustee of the Carnegie Trust for the Universities of Scotland.

Iain Robertson (age 59)
CBE, FCIBS
Chairman, Corporate Banking and Financial Markets
Appointed to the Board in March 2000, Iain Robertson is a Chartered Accountant. He is chairman of British Empire Securities and General Trust plc, Cairn Capital Limited and BT Scotland, and a director of John Menzies plc.

Sir Steve Robson* (age 61)
A
Appointed to the Board in July 2001, Sir Steve Robson is a former senior UK civil servant, who had responsibility for a wide variety of Treasury matters. His early career included the post of Private Secretary to the Chancellor of the Exchequer and secondment to ICFC, (now 3i). He was also a Second Permanent Secretary of HM Treasury, where he was managing director of the Finance and Regulation 115 Governance Board of directors and secretary Directorate. He is a non-executive director of Cazenove Group Plc, Xstrata Plc and Partnerships UK plc, and a member of the Chairman’s Advisory Committee of KPMG.

Bob Scott* (age 63)
CBE, FCIBS
C, N, R (Chairman)
Appointed to the Board in January 2001, Bob Scott is an Australian national. He is the senior independent director. Bob Scott has many years experience in the international insurance business and played a leading role in the consolidation of the UK insurance industry. He is a former group chief executive of CGNU plc and chairman of the board of the Association of British Insurers. He is chairman of Yell Group plc, a non-executive director of Swiss Reinsurance Company (Zurich), Jardine Lloyd Thompson Group plc and Focus Wickes Group Limited, and a trustee of the Crimestoppers Trust.

Peter Sutherland* (age 58)
KCMG
N
Appointed to the Board in January 2001, Peter Sutherland is an Irish national. He is a former attorney general of Ireland and from 1985 to 1989 was the European commissioner responsible for competition policy. He is chairman of BP Plc and Goldman Sachs International and a director of Investor AB. He was formerly chairman of Allied Irish Bank and a director general of GATT and the World Trade Organisation. Group Secretary and General Counsel.

Miller McLean (age 55)
FCIBS
C
Miller McLean was appointed Secretary in March 2000. He is a trustee of the Industry and Parliament Trust, a non-executive chairman of The Whitehall and Industry Group and a director of The Scottish Parliament and Business Exchange.

A member of the Audit Committee
C member of the Chairman’s Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
* independent non-executive director

Sir Angus Grossart, Lord Vallance and Iain Robertson retired from the Board at the annual general meeting. Jim Currie, Archie Hunter, Bud Koch, Joe MacHale and Sir Steve Robson retired and were re-elected at the annual general meeting.

COMPENSATION

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of The Royal Bank of Scotland Group plc. Pensions paid to former directors of the Bank and their dependants amounted to £294,000 (2003 –£286,000).

BOARD PRACTICES

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Under the US Sarbanes-Oxley Act of 2002, enhanced standards of corporate governance and business and financial disclosure apply to companies, including the company, with securities registered in the US. NatWest Group complies with all sections of the Sarbanes-Oxley Act of 2002 currently applicable.

Board of directors

The Board is the principal decision making forum for the company. It has overall responsibility for leading and controlling the company and is accountable to shareholders for financial and operational performance. The Board approves Group strategy and monitors performance. The Board has adopted a formal schedule of matters detailing key aspects of the company’s affairs reserved to it for its decision. This schedule is reviewed annually.

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all non-executive and executive directors. The Group Chief Executive has responsibility for all NatWest Group businesses and acts in accordance with the authority delegated from the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and financial and risk management of the company and meetings of the Board are structured to allow open discussion. The Board met 10 times during 2004 and was supplied with comprehensive papers in advance of each Board meeting covering NatWest Group’s principal business activities. Members of the executive management attend and make regular presentations as appropriate at meetings of the Board.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis.

Audit Committee

The Audit Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the financial affairs of NatWest Group, the arrangements for accounting and financial reporting and regulatory compliance, the standards of internal control, and arrangements for internal audit, risk management and the external auditors. The Audit Committee meets executive directors and management and the external and internal auditors privately.

The Audit Committee has a policy on the engagement of the external auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm. Details of the audit and non-audit services carried out by the external auditors are set out in Note 4 to the Consolidated Financial Statements. This policy is reviewed annually by the Audit Committee. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance. A detailed submission is also made by management to the Audit Committee prior to certain appointments. The submission contains, in particular, details as to why the proposed appointment would not breach auditor independence.

The Audit Committee also undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The results of the evaluation are reported to the Board. The Audit Committee will make recommendations to the Board in relation to the remuneration and terms of engagement of the external auditors and the re-appointment by the shareholders at the annual general meeting in April 2005 of Deloitte & Touche LLP as the external auditors.

All members of the Audit Committee are independent non-executive directors. The Board is satisfied that the Audit Committee members have recent and relevant financial experience. Although the Board has determined that each member of the Audit Committee is an ‘Audit Committee Financial Expert’ as defined in the SEC rules under the US Securities Exchange Act of 1934, the members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity. The designation of a director or directors as an ‘Audit Committee Financial Expert’ does not impose on any such director any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such director as a member of the Audit Committee and Board in the absence of such a designation. Nor does the designation of a director as an ‘Audit Committee Financial Expert’ affect the duties, obligations or liability of any other member of the Board.

Remuneration Committee

The Remuneration Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the formulation and review of NatWest Group’s executive remuneration policy. The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for its executive directors and the Chairman. All members of the Remuneration Committee are independent non-executive directors. No director is involved in decisions regarding his or her own remuneration.

Nominations Committee

The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman of the Board. The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. It considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit and against objective criteria including the time available, and commitment which will be required of, the potential director.

In addition, the Nominations Committee considers succession planning for the Chairman, Group Chief Executive and non-executive directors.

The Board is aware of the other commitments of its directors and is satisfied that these do not conflict with their duties as non-executive directors of the company.

Terms of office of directors

At each annual general meeting of the Bank, the terms of office of directors appointed since the previous annual general meeting, together with the terms of one-third by rotation of the remaining directors, expire.

Service agreements

Information regarding executive directors’ service contracts is summarised in the table below.

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
	Citizens Financial Group, Inc.

EMPLOYEES

The average number of employees in NatWest Group during the year ended 31 December 2004 was 33,300 (2003 – 32,300; 2002 – 31,200).

Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach.

Employee proposition
The Group recognises that the performance of its people is central to the successful delivery of its overall business strategy. Accordingly, the Group focuses on maintaining a compelling employee proposition that attracts, engages and then retains the best available talent. It is the breadth and depth of that employee talent which has cemented the Group’s standing as one of the world's leading financial institutions.

Employee recruitment
To assist those within the Group responsible for recruitment, online toolkits have been developed in conjunction with interview skills training, which equip them effectively to recruit the best people for specific roles. In addition, the Group encourages movement within the organisation through the provision of an online appointments section which enables employees to apply for new or different roles throughout the Group.

Employee reward
Under Total Reward the Group offers one of the most comprehensive remuneration and benefits packages in the financial services sector, consisting of salary, bonus, share schemes and competitive pension benefits. Salary awards recognise both market competitor movements and individual performance, with the largest increases being directed towards high performers.

Through RBSelect, the Group's benefits choice programme, all UK employees have the flexibility to customise their remuneration and tailor it to their particular lifestyle needs. This includes the opportunity to access subsidised childcare vouchers, discounted personal insurance products and discounted shopping vouchers at a range of high street stores.

In addition, employees can participate in bonus incentive plans specific to their business and share in the Group's success through profit sharing, Buy As You Earn and Sharesave schemes, which align their interests with those of shareholders.

UK employees participate in profit sharing that is directly related to the annual performance of the Group. For the last six years this has amounted to a further 10 percent of basic salary. The Group provides pension plan membership for most employees in the UK and overseas. The largest plan is The Royal Bank of Scotland Group Pension Fund, which has over 80,000 employee members in the UK. Through this and a number of additional pension arrangements in the UK and overseas, the Group ensures that employees benefit from competitive pension provision as part of their Total Reward. The actuarial valuation of the main UK pension scheme as at 31 March 2004 resulted in a deficit of £1,994 million. To address this the Group made a special cash contribution of £750 million to the scheme in December 2004. It also increased its contribution rate to 21.5 percent of pensionable salaries with effect from April 2004.

Employee learning and development
The Group actively encourages professional development and lifelong learning and is committed to creating and providing experiences outside the workplace that benefit the employee, the community they work in and the Group. The Prince's Trust initiative, for example, enables employees to participate in volunteer and mentoring programmes and contributes to the Group's Community Investment and Corporate Responsibility aims. The Group acknowledges the importance of developing and maintaining strong leadership capability across the organisation, proactively developing future leaders and creating succession plans for senior and executive management roles. A core component of this ongoing activity is the Executive Leadership Programme developed in conjunction with the Harvard Business School and the establishment of an on-site business school at the Group Headquarters at Gogarburn, Edinburgh which is due to open in Spring 2005. The introduction of emerging leader workshops is further evidence of the Group’s commitment to global executive development. In addition, through Learning Awards, the Group provides financial incentives to employees who take the banking qualifications offered by the Chartered Institute of Bankers in Scotland and The Institute of Financial Services.

Employee communication
Employee engagement is encouraged through a transparent process of communication and consultation. This is achieved through a corporate Intranet, divisional magazines, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior Group executives regularly communicate directly with employees through ‘Question Time’ style programmes, some of which are broadcast on the Group’s internal television network. This is used to convey information ranging from annual and interim financial results to employee training and development issues.

Employee consultation
The Group recognises that the key to becoming (and remaining) an employer of choice is to ensure that employees are able to maximise their contribution to the Group. Each year an independent specialist company conducts a global Employee Opinion Survey on behalf of the Group to measure how employees feel about a number of important issues. With an overall response rate of 84 percent (some 20 percent higher than the industry average) the Group remains confident that employees value the survey as a method of expressing their views and as a way of initiating change throughout the organisation. Since the last Group-wide survey in January 2003, there were significant improvements in 14 out of 15 question categories. The RBS Group performs very well against ISR’s Global Financial Services comparison companies, which includes many of the Group’s key competitors in the UK and abroad. The Group outperforms this comparison group in all but one category.

Diversity
The Group continues to participate in a range of programmes and activities designed to promote diversity and effective people management. Reflecting its commitment to a business model based on meritocracy and inclusiveness, the Group encourages employees to develop their full potential, irrespective of their race, gender, marital status, age, disability, religious belief, political opinion or sexual orientation.

The Group is also committed to ensuring that all prospective applicants for employment are treated fairly and equitably throughout the recruitment process. Our comprehensive resourcing standards cover the attraction and retention of individuals with disabilities. Reasonable adjustments are provided to support the applicant in the recruitment process where these are required. The Group provides reasonable workplace adjustments for new entrants into the Group and also for existing employees who become disabled during their employment.

Health, safety, well being and security
The health, safety, well being and security of employees and customers are of vital concern to the Group, which constantly reviews its position on policies in these areas to reflect current legislation and best practice. Furthermore, the Group focuses on ensuring that those policies are closely linked to the operational needs of the business.

Corporate responsibility
Business excellence requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations. The Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

Further details of the Group’s corporate responsibility policies will be contained in the 2004 Corporate Responsibility Report.

Code of ethics
The Group has adopted a code of ethics that is applicable to all of the Group’s employees and a copy is available upon request.

SHARE OWNERSHIP

The Bank is a wholly-owned direct subsidiary of The Royal Bank of Scotland plc which in turn is a wholly owned direct subsidiary of The Royal Bank of Scotland Group plc.

The Royal Bank of Scotland Group plc's Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe.

No director had an interest in NatWest Group’s preference shares during the year.

No director had an interest in NatWest Group’s loan notes during the year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The Bank's ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2004, The Royal Bank of Scotland Group plc heads the largest group in which NatWest Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which NatWest Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, 42 St Andrew Square, Edinburgh EH2 2YE.

RELATED PARTY TRANSACTIONS

For details of related party transactions see Note 48 to the Consolidated Financial Statements.

Transactions with directors, officers and others

2004
At 31 December 2004, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group were £32,807 in respect of loans to five persons who were directors of the Bank (or persons connected with them) at any time during the financial year and £9,907,879 to 47 people who were officers of the Bank at any time during the financial year.

2003
At 31 December 2003, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group were £26,533 in respect of loans to four persons who were directors of the Bank (or persons connected with them) at any time during the financial year and £8,209,551 to 47 people who were officers of the Bank at any time during the financial year.

2002
At 31 December 2002, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group were £36,276,342 in respect of loans to seven persons who were directors of the Bank (or persons connected with them) at any time during the financial year and £7,615,388 to 41 people who were officers of the Bank at any time during the financial year.

Except as stated above, there were no contracts material to the business of NatWest Group companies which subsisted at 31 December 2004, 31 December 2003 or 31 December 2002 or during the years then ended, in which any director of NatWest Group had a material interest.

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

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included in Item 18 of this Annual Report.

Legal proceedings

Since December 2003, members of the RBS Group were joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. RBS Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the RBS Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss in these matters. In addition, pursuant to requests received from the Securities and Exchange Commission and the US Department of Justice, the RBS Group has been providing copies of Enron-related materials to these authorities and the Group continues to co-operate fully with them.

Members of NatWest Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with NatWest Group’s legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on NatWest Group’s consolidated net assets, results of operations or cash flows.

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

On 9 June 1993 and 8 April 1997, the Bank issued respectively the following American Depository Shares (“ADSs”), each in connection with a public offering in the United States:

10,000,000 Series B (“Series B ADSs”) representing 10,000,000 non-cumulative dollar preference shares, Series B;
12,000,000 Series C (“Series C ADSs”) representing 12,000,000 non-cumulative dollar preference shares, Series C;

Each of the respective ADSs represents the right to receive one corresponding preference share, is evidenced by an American Depository Receipt (“ADR”) and is listed on the New York Stock Exchange (“NYSE”).

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

At 31 December 2004, there were 38 holders of record of the Series B ADSs and 68 holders of record of the Series C ADSs. Since certain of such Series B ADSs and Series C ADSs are held by nominees, the number of holders of record may not be representative of the number of beneficial holders.

On 4 November 1993, the Bank issued $500 million 7.875% Exchangeable Capital Securities, $25 each, Series A (“Capital Securities”) in connection with a public offering in the United States. The Capital Securities are listed on the New York Stock Exchange and commenced trading under the symbol 'NWXPRA' on 29 November 1993. Currently, there is no non-US market for the Capital Securities, although they are listed on the London Stock Exchange.

The following table shows the high and low sales prices for each of the ADSs and the capital securities for the period indicated, as reported on the NYSE composite tape:

		Series B ADSs	Series C ADSs	Capital securities

		$	$	$
By month
April 2005	High	25.75	25.85	25.84
	Low	25.40	25.56	25.37
March 2005	High	25.83	25.94	26.23
	Low	25.61	25.35	25.80
February 2005	High	26.23	25.90	26.18
	Low	25.66	25.70	26.03
January 2005	High	25.88	25.80	26.12
	Low	25.40	25.50	25.94
December 2004	High	25.82	25.80	26.36
	Low	25.55	25.38	25.86
November 2004	High	25.68	25.85	26.58
	Low	25.43	25.51	26.23

By quarter

2005 : First quarter	High	26.23	25.94	26.23
	Low	25.40	25.35	25.80
2004: Fourth quarter	High	25.82	25.85	26.61
	Low	25.41	25.38	25.86
2004: Third quarter	High	25.96	26.00	26.52
	Low	25.16	25.37	25.65
2004: Second quarter	High	25.75	25.67	26.45
	Low	25.04	24.94	25.40
2004: First quarter	High	26.15	26.55	25.89
	Low	25.28	25.90	25.11
2003: Fourth quarter	High	25.95	26.80	25.70
	Low	25.26	26.16	25.05
2003: Third quarter	High	25.70	26.75	25.85
	Low	25.20	25.80	25.11
2003: Second quarter	High	25.85	26.85	26.10
	Low	25.17	26.09	25.45
2003: First quarter	High	25.85	26.81	26.28
	Low	25.15	26.25	25.52

By year

2004	High	25.96	26.00	26.61
	Low	25.04	24.94	25.40
2003	High	25.95	26.85	26.28
	Low	25.15	25.80	25.05
2002	High	26.20	26.66	26.25
	Low	24.88	25.41	25.00
2001	High	26.15	27.10	26.59
	Low	24.25	24.00	24.31
2000	High	24.44	24.56	25.13
	Low	20.94	21.44	20.88

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

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. In the year ended 31 December 2004, there have been no material contracts entered into outside the ordinary course of business.

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

TAXATION

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs or Capital Securities by a beneficial owner of non-cumulative dollar preference shares, ADSs or Capital Securities that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised under the laws of the United States or any State thereof, or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source and that holds such non-cumulative dollar preference shares, ADSs or Capital Securities as capital assets (a "US Holder").

This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, generally, (ii) that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Bank.

The statements and practices set forth below regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “New Treaty”), the prior US/UK double tax convention relating to income and capital gains (the “Prior Treaty”), and the US/UK double taxation convention relating to estate and gift taxes (the "Estate Tax Treaty")) are based on those laws and practices as in force and as applied in practice on the date of this Report, which are subject to change, possibly with retroactive effect. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US state, local and other laws, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs or Capital Securities by consulting their own tax advisers.

References below to the “Treaty” are references to either the Prior Treaty or the New Treaty as applicable.

For the purposes of the Treaty and the Estate Tax Treaty and for purposes of the US Internal Revenue Code of 1986, as amended (the "Code"), US Holders of ADSs will be treated as owners of the non-cumulative dollar preference shares underlying such ADSs.

Preference shares or ADSs

Taxation of dividends

The Bank is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the Bank.

If a US Holder would have been entitled to greater benefits under the Prior Treaty, that US Holder could have elected to continue to apply the Prior Treaty to dividend payments made before 1 May 2004.

New Treaty

Because payments of dividends by the Bank to non-UK investors are not subject to UK withholding tax, it is not necessary to apply the New Treaty in order to receive a reduced rate of withholding. Since there is no UK withholding tax on payments of dividends to US Holders, US Holders will not be entitled to a foreign tax credit for UK withholding tax.

Prior Treaty - Effect of UK Tax Credit

An individual shareholder who is resident in the UK for UK tax purposes and who receives a dividend from the Bank is entitled to claim a tax credit in the UK against its income tax liability attributable to the dividend.

Although a US Holder that receives a dividend from the Bank will not be entitled to this UK tax credit, under the Prior Treaty certain US Holders are entitled to a tax credit payment (the “Tax Credit Amount”). However, a US Holder would not actually receive this Tax Credit Amount because of the UK withholding tax. A US Holder that makes the election described above must include the Tax Credit Amount in its income and will generally be entitled, subject to certain limitations, to a credit against its US federal income tax liability equal to the UK withholding tax.

Distributions, including any UK withholding tax with respect to a Tax Credit Amount, will constitute foreign source dividend income to the extent paid out of the Bank’s current or accumulated earnings and profits, as determined for US federal income tax purposes. Distributions will not be eligible for the dividends-received deduction generally allowed to corporate US Holders.

Subject to applicable limitations that may vary depending on a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Taxation of capital gains

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on gains realized on the disposal of such holder's non-cumulative dollar preference share or ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such non-cumulative dollar preference share or ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency, in which case such US Holder might, depending on the circumstances, be liable to UK tax on gain realized on disposal of such holder’s non-cumulative dollar preference share or ADS.

An individual US Holder who has ceased to be resident or ordinarily resident for UK tax purposes in the UK for a period of less than five years of assessment and who disposes of a non-cumulative dollar preference share or ADS during that period may, for the year of assessment when that individual returns to the UK, be liable to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

Subject to certain conditions being met an exchange by a US Holder of non-cumulative dollar preference shares or ADSs for other shares in the Bank will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such holder’s non-cumulative dollar preference shares or ADSs in accordance with the tax rules referred to in the previous paragraphs.

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS representing preference shares, generally recognise capital gain or loss for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Bank) in an amount equal to the difference between the amount realised (excluding any declared but unpaid dividends, which will be treated as a dividend for US federal income tax purposes) and the US Holder's tax basis in the non-cumulative dollar preference share or ADS. Gain or loss will generally be US source.

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of a non-cumulative dollar preference share or ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

US Holders should consult their tax advisers regarding the US federal income tax treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

Estate and gift tax

A non-cumulative dollar preference share or ADS held by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the UK in a case where a non-cumulative dollar preference share or ADS is subject both to UK inheritance tax and to US federal estate or gift tax.

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

A transfer of an ADS in registered form executed and retained in the United States will not give rise to stamp duty and an agreement to transfer an ADS in registered form will not give rise to SDRT.

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

Payments (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the Bank’s current or accumulated earnings and profits, as determined for US federal income tax purposes. Payments will not be eligible for the dividends-received deduction allowed to corporate US Holders.

Subject to applicable limitations that may vary depending on a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

United Kingdom

Taxation of payments of interest

Payments on the Capital Securities will constitute interest rather than dividends for UK withholding tax purposes. However, the Capital Securities will constitute ‘quoted eurobonds’ within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as Capital Securities are and remain at all times listed on a ‘recognised stock exchange’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the New York Stock Exchange is so recognised). In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by the Inland Revenue under the Treaty and subject to an entitlement to pay without withholding to US Holders within the charge to UK corporation tax.

If interest were paid under deduction of United Kingdom income tax (e.g., if the Capital Securities lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

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

The UK Inland Revenue has confirmed that interest payments should not be treated as distributions for UK tax purposes (i) by reason of the fact that interest may be deferred under the terms of issue or (ii) by reason of the undated nature of the Capital Securities, provided that at the time an interest payment is made, the Capital Securities are not held by a company which is ‘associated’ with the Bank or by a ‘funded company’. A company will be associated with the Bank if, broadly speaking, it is in the same group as the Bank. A company will be a ‘funded company’ for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the Bank, or an entity associated with the Bank. In this respect, the Inland Revenue has confirmed that a bank holding an interest in Capital Securities which incidentally has banking facilities with the Bank will not be a ‘funded company’ by virtue of such facilities.

EU Directive on the Taxation of Savings Income

The EU has adopted a revised Directive regarding the taxation of savings income. Subject to a number of important conditions being met, it is proposed that Member States will be required from a date not earlier than 1 July 2005, to provide to the tax authorities of another Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including Redemption)

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a non-corporate US Holder will not normally be liable for UK tax on gains realized on the disposal of such holder's Capital Securities unless at the time of the disposal such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such Capital Securities are or have been used, held or acquired by or for the purposes of such trade (or profession or vocation), branch or agency in which case such US Holder might, depending on the circumstances, be liable to UK tax on a gain realized on a disposal of Capital Securities.

A US Holder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of Capital Securities during that period may, for the year of assessment when that individual returns to the UK, be liable to UK taxation on capital gains arising during the period of absence, subject to any available exemption or relief.

Subject to certain conditions being met, an exchange by a US Holder of Capital Securities for non-cumulative dollar preference shares or ADSs pursuant to the Bank's exercise of its exchange right will not give rise to a charge to UK tax on capital gains even if such US Holder would be subject to tax on a disposal of such holder’s Capital Securities in accordance with the tax treatment referred to in the preceding paragraphs.

A transfer of Capital Securities by a non-corporate US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder at any time in the relevant year of assessment or accounting period carries on a trade in the UK through a branch or agency to which the Capital Securities are attributable.

Corporate holders - Annual tax charges

A transfer of Capital Securities by a corporate US Holder that is not resident in the UK should not give rise to any UK tax charge unless such US Holder carries on a trade, profession or vocation in the UK through a permanent establishment to which the Capital Securities are attributable, in which case it may be subject to UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the Capital Securities.

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

Risk management

Framework

A number of high-level committees support the Board in the effective measurement and management of risk. Board subcommittees have the following roles and responsibilities:

  Group Audit Committee – is a non-executive committee that supports the Board in carrying out its responsibilities for financial reporting including accounting policies, and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the adequacy and effectiveness of the Group’s internal controls.

  Advances Committee – is an executive committee that deals with all transactions that exceed the Group Credit Committee’s delegated authority, which in turn approves facility limits in excess of the authorities delegated to divisional credit committees.

In addition to the responsibilities at Board level outlined above, operational authority and oversight is delegated to the Group Executive Management Committee (“GEMC”), which is responsible for implementing a risk management framework consistent with the Board's risk appetite. The GEMC, in turn, is supported by:

  Group Risk Committee (“GRC”), which recommends and approves limits, processes and policies in respect of the effective management of all material risks across the Group.

  Group Asset and Liability Management Committee (“GALCO”) which is responsible for reviewing the balance sheet, funding and capital implications of the Group's strategy and operations. In addition, GALCO monitors and reviews legal, regulatory and accounting developments affecting balance sheet risks and capital. It also reviews the effect of external, economic and environmental changes on the Group's balance sheet, risks, margins and capital.

  Group Risk Management (“GRM”) reports to the GEMC through the Group Finance Director and is responsible for risk policy, measurement and controls across the Group. An assessment of the adequacy and effectiveness of each divisional risk management team is undertaken by GRM on a continuous basis to ensure effective control of risks. Each divisional risk function has a direct reporting line to the Director of Group Risk Management, which reinforces these controls and ensures independence of risk management within each division.

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

The principal risks that the Group manages are as follows:
  Credit risk
  Liquidity risk
  Market risk
  Enterprise risk
These risks are discussed on pages 67 to 75.

Credit risk

Credit risk is the risk arising from the possibility that NatWest Group will incur losses from the failure of customers to meet their obligations.

The credit risk framework

The management of credit risk is undertaken within an agreed and regulated Credit Risk Framework which is defined in the Group’s ‘Principles for Managing Credit Risk’. These set out minimum standards for managing credit risk, defining and maintaining the credit risk framework, approving credit risk taken by the Group, credit stewardship and reviewing the effectiveness of the credit culture. These standards are used to manage the Group’s portfolio of credit risk assets.

All credit risk exposures require approval by authorised individuals or credit committees, independent of business revenue generation. Existing credit risk exposures are monitored and reviewed periodically against approved risk limits. Review occurs at least annually with the lower quality exposures being subject to greater frequency of analysis and assessment. Exposures below specified thresholds and meeting specific criteria can be approved through authorised, largely automated, processes.

Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval. Corporate risk exposures are aggregated to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management:

  Retail and personal businesses employ market best practice credit scoring techniques to process small scale, large volume credit decisions. Scores from such systems are combined with management judgement to ensure an effective ongoing process of approval, review and enhancement. Credit decisions for loans above specified thresholds, including lending to SMEs, are individually assessed.

  Assessments of corporate borrower and transaction risk are undertaken using a range of credit rating models supplemented by the judgement of relationship managers. Specialist internal credit risk departments independently oversee the credit process and make decisions or recommendations to the appropriate credit committee. Credit authority is not extended to relationship managers.

  Financial Markets counterparties are approved by a dedicated credit function which specialises in the traded market product risk.

GRM and the GEMC review the reports on the Group’s portfolio of credit risks on a monthly basis.

Risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on statistical and judgemental rating systems that map to a Group asset quality scale reflecting the probability of default. Over the past year, RBS Group has made significant strides in updating its credit grading models to take account of the new Basel Capital Accord.

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

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customers requirements. These portfolios do not have an automated provisioning process, relying on individual expert judgement and provisioning committees to provide the necessary controls and oversight to identify problems.

Early and proactive management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Specific and General Provisions

Provisions fall into one of two categories, specific or general:

  Specific provisions: arise when the creditworthiness of a borrower has undergone a significant deterioration and the recovery of the advance is in significant doubt. The amount of specific provision reflects the financial condition of the borrower, the realisable value of security and the costs of recovery.

  General provisions: cover losses that have not yet been specifically identified but are known from experience to be present in any portfolio of loans. The level of general provision reflects the size and diversity of the Group’s loan portfolio, past experience, the current state of the economies in which the Group operates and the scope of specific provisioning procedures.

Liquidity risk

The management of liquidity risk within NatWest Group is fully integrated on a consolidation basis with that for the RBS Group as a whole.

Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations.

The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO, who review monthly and receive, on an exception basis, reports detailing compliance with those policy parameters. A weekly report is also provided to the GEMC. Compliance is monitored and co-ordinated daily under the stewardship of the Group Treasury function, both in respect of internal policy and the regulatory requirements of the FSA. Detailed liquidity position reports are compiled each day by Group Treasury and reviewed daily and weekly with Financial Markets, who manage day-to-day and intra-day market execution within the policy parameters set.

In addition to their consolidation within the Group’s daily liquidity management process, it is also the responsibility of all Group subsidiaries and branches outside the UK to ensure compliance with any separate local regulatory liquidity requirements where applicable.

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The short-term maturity structure of the Group’s assets and liabilities is also managed on a daily basis to ensure that contractual cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate the separate management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentrations and identify any adverse trends.

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

The Group also periodically undertakes stress tests and sensitivity analysis to analyse the potential impact on its liquidity risk. Contingency plans are maintained to anticipate and respond to any approaching or actual material deterioration in market conditions.

Sources of Funding

Excluding capital and other liabilities, customer accounts continue to provide a majority of NatWest Group’s funding and represent a well diversified and stable source of funds from a wide range of retail, corporate and non-bank institutional customers.

	2004		2003		2002

	£m	%	£m	%	£m	%
Customer accounts (excluding repos):
Repayable on demand	81,198	47	64,307	43	58,666	41
Time deposits	29,435	17	34,458	23	34,245	24

Total customer accounts (excluding repos)	110,633	64	98,765	66	92,911	65
Repo agreements with customers	15,486	9	17,804	12	18,566	13
Deposits by banks (excluding repos) *	8,227	5	6,484	4	10,189	7
Repo agreements with banks	14,855	9	11,074	8	7,529	6
Debt securities in issue	3,255	2	2,112	1	208	-
Short positions	19,567	11	13,004	9	13,292	9

Total	172,023	100	149,243	100	142,695	100

* Deposits by banks include balances from other RBS Group entities :	2,218	1	1,611	1	5,907	4

Customer accounts, excluding repo agreements, grew by £11,868 million (12%), reflecting continuing growth in NatWest Group’s retail and corporate deposit base, to represent 64% of NatWest Group’s funding excluding capital and other liabilities. The proportion of funding from wholesale sources has increased reflecting growth in customer loans and advances (excluding reverse repos), up £20,314 million, 21%.

Repo activity with customers represented 9% of NatWest Group’s funding excluding capital and other liabilities.

Deposits by banks including repos increased by £5,524 million to represent 14% of NatWest Group’s funding, excluding capital and other liabilities. Deposits by banks are taken from a wide range of counterparties.

Repo agreements with both banks and customers are undertaken primarily by RBS Greenwich Capital in the US.

Debt securities in issue increased by £1,143 million to represent 2% of NatWest Group’s funding, excluding capital and other liabilities. The increase primarily reflects RBS Greenwich Capital increased use of its US commercial paper programme in 2004.

The Group remains well placed to access various wholesale funding sources from a wide range of counterparties and markets to meet the funding and liquidity needs of NatWest Group. The changing mix evident between customer repo, deposits by banks and debt securities in issue primarily reflects comparative pricing and investor/counterparty demand rather than a material perceived trend.

Customer lending and customer accounts

Net customer lending increased by £8,446 million as the growth in loans and advances to customers exceeded the growth in customer accounts Structural liquidity risk continues to be maintained well within NatWest Group’s policy parameters.

	2004	2003	2002

	£m	£m	£m

Loans and advances to customers (gross, excluding reverse repos)	115,691	95,377	98,606
Customer accounts (excluding repos)	110,633	98,765	92,911

Net customer lending	5,058	(3,388)	5,695

Customer accounts (excluding repos) as % of loans
and advances to customers (excluding reverse repos)	95.6%	103.6%	94.2%

In prevailing economic conditions and with interest rates at historically low levels in the UK, US and Europe, it is anticipated that the growth in demand for further borrowings by customers may, in the medium term, continue to exceed customer deposits received, thus increasing net customer lending further and increasing gradually over time the Group’s dependence on the wholesale market for funding. The Group has evaluated a range of balance sheet management strategies to address the consequent impact on its liquidity risk position and has developed and implemented plans to contain that within its normal prudent liquidity risk policy parameters.

Sterling liquidity

Over 53% of the Group’s total assets are denominated in sterling. The FSA requires the Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

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

The Group has exceeded the minimum ratio requirement throughout 2004.

The FSA also set an absolute minimum level for the stock of qualifying liquid assets that the Group is required to maintain each day. The Group has exceeded that minimum stock requirement at all times during 2004.

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

The level of contingent risk from the potential drawing of undrawn or partially drawn commitments, back-up lines, standby lines and other similar facilities is also actively monitored and reflected in the measures of the Group’s non-sterling liquidity risk. Particular attention is given to the US$ commercial paper market and the propensity of the Group’s corporate counterparties (who are active in raising funds from that market) to switch to utilising facilities offered by the Group in the event of either counterparty specific difficulties or a significant widening of interest spreads generally in the commercial paper market.

The Group also provides liquidity back-up facilities to both its own conduits and certain other conduits which take funding from the US$ commercial paper market. Limits sanctioned for such facilities totalled less than £7,500 million at 31 December 2004. The short-term contingent liquidity risk in providing such back-up facilities is also mitigated by the spread of maturity dates of the commercial paper taken by the conduits.

The Group has operated within its non-sterling liquidity policy mismatch limits at all times during 2004 and operational processes are actively managed to ensure that will continue to be the case going forward.

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

The VaR for NatWest Group’s trading portfolios segregated by type of market risk exposure is presented in the table below.

	At 31 December 2004	Year ended 31 December 2004			At 31 December 2003	Year ended 31 December 2003

		Maximum	Minimum	Average		Maximum	Minimum	Average

	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate (2)	7.6	10.7	5.2	7.6	6.7	12.5	4.9	8.4
Currency	0.8	1.2	0.1	0.4	0.3	1.0	0.1	0.4
Equity	0.3	0.6	-	-	-	0.2	-	0.1
Diversification effects	(1.1)				(0.5)

Total	7.6	10.6	5.4	7.6	6.5	12.6	5.0	8.4

Non-trading

The principal market risks arising from NatWest Group's non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and corporate banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from NatWest Group's investments in overseas subsidiaries, associates and branches. NatWest Group's strategic equity investments are the principal sources of non-trading equity price risk. NatWest Group's portfolios of non-trading financial instruments mainly comprise loans, debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives.

Interest rate risk
Non-trading interest rate risk arises from the Group’s treasury activities and retail and corporate banking businesses.

Treasury

NatWest Group’s treasury activities include its money market business and the management of internal funds flow within NatWest Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives. VaR for NatWest Group’s treasury portfolios, which relates mainly to interest rate risk was £1.1 million at 31 December 2004 (2003 – £1.3 million). During the year the maximum VaR was £1.4 million (2003 – £4.4 million), the minimum £0.5 million (2003 – £0.8 million) and the average £1.0 million (2003 – £1.1 million).

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

Non-trading interest rate VaR

Non-trading interest rate VaR for NatWest Group’s treasury and retail and corporate banking activities was £28.6 million at 31 December 2004 (2003 – £3.9 million). During the year, the maximum VaR was £28.6 million (2003 – £7.9 million), the minimum £2.0 million (2003 – £2.9 million) and the average £5.2 million (2003 – £4.6 million).

At Group level, the other major structural interest rate risk arises from a low interest rate environment, particularly in sterling, sustained for a number of years. In such a scenario deposit pricing may reach effective floors below which it is not reasonable to reduce rates further whilst variable rate asset pricing continues to decline. A sustained low rate scenario would also generate progressively reduced income from the medium and long term hedging of non-interest bearing liabilities. GALCO regularly reviews the impact of successive declines in rates to ensure that appropriate risk management strategies are employed. This may involve execution of derivatives, product development and tactical pricing changes. Note 36 to the Consolidated Financial Statements includes tables that summarise the Group’s interest rate sensitivity gap for its non-trading book at 31 December 2004 and 31 December 2003. The tables show the contractual re-pricing for each category of asset, liability and for off-balance sheet items and do not reflect the behaviouralised repricing used in the Group’s asset and liability management methodology and the non-trading interest rate VaR presented above.

Currency risk
The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in overseas subsidiaries, equity accounted investments branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of total recognised gains and losses.

The table below sets out NatWest Group’s structural foreign currency exposures.

	2004			2003

	Net investments in overseas operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures	Net investments in overseas operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures

	£m	£m	£m	£m	£m	£m

Functional currency of net investment
US dollar	2,145	2,095	50	1,719	1,688	31
Euro	1,824	1,124	700	1,162	573	589
Swiss franc	392	388	4	357	357	-
Other non-sterling	4	4	-	7	7	-

Total	4,365	3,611	754	3,245	2,625	620

Equity risk
Non-trading equity risk arises principally from NatWest Group’s strategic investments. VaR is not an appropriate risk measure for NatWest Group’s strategic investments. At 31 December 2004, equity shares held as investment securities had a book value of £1,281 million (2003 – £1,057 million) and a valuation of £1,568 million (2003 – £1,005 million).

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures
As required by US regulations, the Group Chief Executive and the Group Finance Director have evaluated the effectiveness of the company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act). This evaluation has been considered and approved by the Board which has authorised the Group Chief Executive and the Group Finance Director to certify that as at 31 December 2004, the company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls
There was no change in the company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page

Statement of directors' responsibilities	78

Report of independent registered public accounting firm	79

National Westminster Bank Plc

Consolidated profit and loss account for the years ended 31 December 2004, 2003 and 2002	80

Consolidated balance sheet at 31 December 2004 and 2003	81

Statement of consolidated total recognised gains and losses for the years ended
31 December 2004, 2003 and 2002	82

Reconciliation of movements in consolidated shareholders' funds for the years ended
31 December 2004, 2003 and 2002	82

Consolidated cash flow statement for the years ended 31 December 2004, 2003 and 2002	83

Accounting policies	84

Notes to the Consolidated Financial Statements	88

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

By order of the Board.

Miller McLean
Secretary
23 February 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members and shareholders of National Westminster Bank Plc

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (the “Bank”) and its subsidiary undertakings (together “the Group”) as at 31 December 2004 and 2003, and the related consolidated profit and loss accounts, the statements of consolidated total recognised gains and losses, the reconciliations of movements in consolidated shareholders’ funds and the consolidated cash flow statements for each of the three years in the period ended 31 December 2004. These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the United States Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2004 in conformity with accounting principles generally accepted in the United Kingdom.

As discussed in the accounting policies, the Group has adopted Financial Reporting Standard 17 “Retirement Benefits”. As required by accounting principles generally accepted in the United Kingdom, the financial position of the Group, the results of its operations and its cash flows for 2003 and 2002 have been restated and are presented on a comparable basis.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for each of the three years in the period ended 31 December 2004 and the determination of the consolidated shareholders’ equity as at 31 December 2004 and 2003, to the extent summarised in Note 50 to the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh

23 February 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		2004	2003 *	2002 *

	Note	£m	£m	£m

Interest receivable		7,144	5,979	6,505
Interest payable		(2,784)	(1,947)	(2,371)

Net interest income		4,360	4,032	4,134

Dividend income		50	61	13
Fees and commissions receivable		3,435	3,014	2,908
Fees and commissions payable		(883)	(796)	(715)
Dealing profits	1	887	797	735
Other operating income		152	150	634
Non-interest income		3,641	3,226	3,575

Total income		8,001	7,258	7,709

Administrative expenses
- staff costs**	2	(1,366)	(1,258)	(1,765)
- premises and equipment**		(197)	(207)	(285)
- other**		(2,183)	(2,001)	(2,084)
		(3,746)	(3,466)	(4,134)
Depreciation and amortisation
- tangible fixed assets**	18	(98)	(95)	(444)
- goodwill	17	(49)	(18)	(26)
		(147)	(113)	(470)

Operating expenses		(3,893)	(3,579)	(4,604)

Profit before provisions for bad and doubtful debts		4,108	3,679	3,105
Provisions for bad and doubtful debts	12	(625)	(549)	(508)
Amounts written off fixed asset investments		-	(1)	(8)

Profit on ordinary activities before tax	4	3,483	3,129	2,589
Tax on profit on ordinary activities	5	(955)	(946)	(714)

Profit on ordinary activities after tax		2,528	2,183	1,875
Minority interests (including non-equity)***		(12)	1	(5)

Profit for the financial year		2,516	2,184	1,870
Preference dividends – non-equity	6	(36)	(39)	(41)

Profit attributable to ordinary shareholders		2,480	2,145	1,829
Ordinary dividends	7	(2,300)	(2,257)	(695)

Retained profit/(loss)	30	180	(112)	1,134

*	restated (see page 84)
**	includes integration and restructuring costs (see Note 4)
***	includes £10 million (2003 and 2002 – nil) in respect of non-equity interests

All items dealt with in arriving at profit on ordinary activities before tax relate to continuing operations.

Profit on ordinary activities before tax and the retained profit for the year on a historical cost basis were not materially different from reported amounts.

CONSOLIDATED BALANCE SHEET

	Note	2004	2003	*

		£m	£m
Assets
Cash and balances at central banks		1,589	1,112
Items in the course of collection from other banks		2,308	2,255
Treasury bills and other eligible bills	9	172	541
Loans and advances to banks	10	27,674	35,412
Loans and advances to customers		133,716	103,304
Less: non-returnable finance	11	2,363	732
	11	131,353	102,572
Debt securities	14	22,407	21,727
Equity shares	15	1,300	1,072
Intangible fixed assets	17	766	273
Tangible fixed assets	18	1,694	1,523
Settlement balances		3,538	2,136
Other assets	19	2,031	3,203
Prepayments and accrued income		1,433	1,047

Total assets		196,265	172,873

Liabilities
Deposits by banks	20	23,082	17,558
Items in the course of transmission to other banks		791	943
Customer accounts	21	126,119	116,569
Debt securities in issue	22	3,255	2,112
Settlement balances and short positions	23	21,670	14,464
Other liabilities	24	3,214	4,368
Accruals and deferred income		2,304	1,721
Post-retirement benefit liabilities	3	243	118
Provisions for liabilities and charges
- deferred taxation	25	111	99
- other provisions	26	122	137
Subordinated liabilities
- dated loan capital	27	3,074	3,272
- undated loan capital including convertible debt	28	2,734	2,471
Minority interests
- equity		122	3
- non-equity		286	-
Called up share capital	29	2,102	2,126
Share premium account	30	1,286	1,286
Other reserves	30	298	298
Revaluation reserve	30	153	119
Profit and loss account	30	5,299	5,209
Shareholders’ funds
- equity		8,714	8,590
- non-equity		424	448

Total liabilities		196,265	172,873

Memorandum items
Contingent liabilities	37	5,700	5,853

Commitments (standby facilities, credit lines and other)	37	66,587	60,027

* restated (see page 84)

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES

	2004	2003 *	2002 *

	£m	£m	£m
Profit attributable to ordinary shareholders	2,480	2,145	1,829

Actuarial losses	(128)	(54)	(139)
Deferred tax asset	25	12	32
Actuarial losses recognised in post-retirement benefit schemes	(103)	(42)	(107)

Currency translation adjustments and other movements	12	39	28
Revaluation of premises	35	21	(22)
Other recognised gains and losses	47	60	6

Total recognised gains and losses in the year	2,424	2,163	1,728
Prior year adjustment arising from the implementation of FRS 17	(90)

Total recognised gains and losses since 31 December 2003	2,334

* restated (see page 84)

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS

	2004	2003 *	2002 *

	£m	£m	£m

Profit attributable to ordinary shareholders	2,480	2,145	1,829
Ordinary dividends	(2,300)	(2,257)	(695)

Retained profit/(loss) for the year	180	(112)	1,134
Actuarial losses recognised in post-retirement benefit schemes	(103)	(42)	(107)
Other recognised gains and losses	47	60	6
Currency translation adjustment on preferences shares	(24)	(33)	(38)

Net increase/(decrease) in shareholders' funds	100	(127)	995

Opening shareholders' funds as previously reported	9,128	9,203	8,106
Prior year adjustment arising from the implementation of FRS 17	(90)	(38)	64

Opening shareholders' funds as restated	9,038	9,165	8,170
Net increase/(decrease) in shareholders’ funds	100	(127)	995

Closing shareholders' funds	9,138	9,038	9,165

* restated (see page 84)

CONSOLIDATED CASH FLOW STATEMENT

		2004	2003	2002

	Note	£m	£m	£m

Net cash inflow/(outflow) from operating activities	39	1,553	17,648	(3,506)
Dividends received from associated undertakings		-	-	1
Returns on investments and servicing of finance
Preference dividends paid		(37)	(39)	(42)
Dividends paid to minority shareholders in subsidiary undertakings		(10)	-	(67)
Interest paid on subordinated liabilities		(196)	(220)	(269)
Net cash outflow from returns on investments and servicing of finance		(243)	(259)	(378)
Taxation
UK tax paid		(818)	(650)	(264)
Overseas tax paid		(233)	(207)	(68)
Net cash outflow from taxation		(1,051)	(857)	(332)
Capital expenditure and financial investment
Purchase of investment securities		(1,259)	(549)	(733)
Sale and maturity of investment securities		771	745	2,347
Purchase of tangible fixed assets		(226)	(147)	(1,441)
Sale of tangible fixed assets		35	68	607
Net cash (outflow)/inflow from capital expenditure and
financial investment		(679)	117	780
Acquisitions and disposals
Purchase of subsidiary undertakings (net of cash acquired)	40	(739)	(340)	(109)
Investment in associated undertakings		(48)	(1)	-
Sale of subsidiary and associated undertakings (net of cash sold)	41	37	919	29
Net cash (outflow)/inflow from acquisitions and disposals		(750)	578	(80)
Ordinary equity dividends paid		(2,300)	(2,257)	(1,095)

Net cash (outflow)/inflow before financing		(3,470)	14,970	(4,610)
Financing
Net proceeds from issue of subordinated liabilities		559	320	-
Repayment of subordinated liabilities		(455)	(296)	(162)
Increase in minority interests		403	-	-
Net cash inflow/(outflow) from financing		507	24	(162)

(Decrease)/increase in cash	44	(2,963)	14,994	(4,772)

ACCOUNTING POLICIES

The accounts have been prepared in accordance with applicable Accounting Standards in the UK and the Statements of Recommended Accounting Practice issued by the British Bankers’ Association and by the Finance and Leasing Association. The Statement of Recommended Practice issued by the Association of British Insurers (2003) has been followed by the insurance members of the Group, they have been consolidated in the recognised manner for banking groups, in particular, by using the embedded value method for life business. A summary of the more important accounting policies is set out below. The consolidated accounts and the accounts of the Bank are prepared in accordance with the special provisions of Part VII of the Companies Act 1985 (“the Act”) relating to banking groups. As permitted by section 230(3) of the Act, no profit and loss account is presented for the Bank.

The company has adopted the provisions of Financial Reporting Standard (“FRS”) 17 ‘Retirement Benefits’ with effect from 1 January 2004. Further details are set out below.

Change of accounting policy
FRS 17 ‘Retirement Benefits’ (“FRS 17”) supersedes Statement of Standard Accounting Practice 24 ‘Pension costs’ (“SSAP24”) and the Urgent Issues Task Force Abstract 6 ‘Accounting for post-retirement benefits other than pensions’.

FRS 17 requires assets in a defined benefit scheme to be measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, using actuarial assumptions that are mutually compatible and lead to the best estimate of the future cash flows. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities.

The surplus/deficit in a defined benefit scheme is the excess/shortfall of the value of the assets in the scheme over/below the value of the scheme liabilities. A surplus or deficit is recognised as an asset or liability to the extent of the employer’s access to future economic benefits or obligation to fund them. The current service cost (the increase in scheme liabilities arising from employee service in the current period), past service costs (the cost of improvements to benefits for service relating to prior periods) and interest cost (the unwind of the discount on scheme liabilities) net of the expected return on scheme assets are charged to the profit and loss account. Actuarial gains and losses (changes in surpluses or deficits due to experience gains and losses and to changes in actuarial assumptions) are recognised in full in the statement of total recognised gains and losses for the period.

Under SSAP24 for the main defined benefit scheme the profit and loss account charge comprised the cost of accruing benefits for active employees offset by a credit for the amortisation of the scheme surplus. A pension prepayment was included in the Group’s balance sheet.

The effect of this change of policy on the profit and loss account has been to introduce £1 million (2003 – £3 million; 2002 -£15 million) of Other operating income and to increase Administrative expenses – staff costs by £21 million (2003 – £15 million; 2002 - £10 million). Profit before tax has been reduced by £20 million (2003 – £12 million; 2002 – increase of £5 million). A deficit, net of deferred tax, of £243 million (2003 – £118 million) has been recognised on the balance sheet; Accruals and deferred income of £23 million (2003 – £18 million) have been eliminated; the liability for deferred taxation has increased by £7 million (2003 – £5 million). Other provisions have decreased by £17 million (2003 – £15 million) and shareholders’ funds by £210 million. A prior year adjustment of £90 million has been debited to shareholders’ funds. The adjustment comprises: the recognition of the pension deficit at 31 December 2003 of £105 million (£135 million less deferred tax of £30 million), less the elimination of pension accruals of £15 million (net of deferred tax).

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

Fees in respect of services are recognised as the right to consideration accrues through performance to customers. Services are in respect of financial services related products, the arrangement is generally contractual, the cost of providing the service is incurred as the service is rendered and the price is usually fixed and always determinable.

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

5 Pensions and other post-retirement benefits
The Royal Bank of Scotland Group provides retirement benefits, in the form of pensions and healthcare plans, to eligible employees. Defined benefit pension benefits for the Group employees are provided by defined benefit schemes in various subsidiaries (“subsidiary schemes”) and The Royal Bank of Scotland Group Pension Fund (the “Main Scheme”). However the Main Scheme is unable to identify the share of assets and liabilities attributable to the employees of any particular Group company and consequently the company accounts for its contributions as if it were a defined contribution scheme.

In respect of the subsidiary schemes, scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate that equals the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit), net of related deferred tax. An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.

The current service cost and any past service costs are charged to the profit and loss account within Administrative expenses – staff costs. The expected return on scheme assets less the unwinding of the discount on the scheme liabilities is included in Other operating income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses net of related notional deferred tax.

The total of contributions receivable by each scheme are assessed by independent qualified actuaries and recognised on a systematic basis over employees service lives. Contributions to defined contribution schemes are recognised in the profit and loss account when payable.

6 Leases
Contracts to lease assets and hire purchase agreements are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases. Total gross earnings under finance leases are allocated to accounting periods using the actuarial after tax method to give a constant periodic rate of return on the net cash investment. Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease. Rental income from operating leases is credited to the profit and loss account on a receivable basis over the term of the lease. Balance sheet carrying values of finance lease receivables and operating lease assets include amounts in respect of the residual values of the leased assets. Unguaranteed residual values are subject to regular review to identify potential impairments. Provisions are made for impairment arising on specific asset categories.

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

11 Tangible fixed assets
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

12 Derivatives
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

Non-trading
Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates or market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is re-measured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is re-measured at fair value and the resulting profit or loss taken to the profit and loss account.

13 Sale and repurchase transactions
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Dealing profits

	2004	2003	2002

	£m	£m	£m

Foreign exchange (1)	93	101	74
Securities
Equities (2)	2	4	4
Debt (3)	690	648	595
Interest rate derivatives (4)	102	44	62

	887	797	735

Dealing profits include interest income and expense recognised on trading-related interest-earning assets and interest-bearing liabilities and exclude direct costs and administrative expenses.

Notes:
(1)	Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.
(2)	Includes equities and equity derivatives and related hedges and funding.
(3)	Includes debt securities and related hedges and funding.
(4)	Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2. Administrative expenses - staff costs

	2004	2003	*	2002	*

	£m	£m		£m

Wages, salaries and other staff costs	1,221	1,131		1,634
Social security costs	68	64		78
Pension costs (see Note 3)	77	63		53

	1,366	1,258		1,765

* restated (see page 84)

The average number of persons employed by NatWest Group during the year, excluding temporary staff, was 33,300 (2003 –32,300; 2002 – 31,200).

3. Pension costs

NatWest Group adopted FRS 17 ‘Retirement Benefits’ with effect from 1 January 2004. The company is a member of The Royal Bank of Scotland Group Pension Fund, (“the Main Scheme”). FRS 17 requires accounting on the basis that the company participates in a defined contribution scheme because it is not possible to identify the assets and liabilities of the Main Scheme attributable to the company. Natwest Group also operates various other defined benefit schemes. Provision for the costs of these benefits is charged to the profit and loss account over the average remaining future service lives of the eligible employees.

The total pension costs for NatWest Group were as follows:

	2004	2003	2002

Amount charged to profit and loss account	£m	£m	£m

Expected return on pension scheme assets	(42)	(38)	(56)
Interest on pension scheme liabilities	41	35	41

Net return credited to other operating income	(1)	(3)	(15)
Current service cost	23	24	16
Past service cost	9	-	-

Net pension cost defined benefit scheme	31	21	1
Main Scheme contributions	31	29	34
Defined contribution schemes and other retirement benefits	14	10	3

Total net pension costs	76	60	38

The total net pension costs are included in the profit and loss account as follows:

	2004	2003	2002

	£m	£m	£m

Other operating income	(1)	(3)	(15)
Staff costs – pension costs (see Note 2)	77	63	53

Total net pension costs	76	60	38

Interim valuations of the various defined benefit schemes were prepared by independent actuaries, using the following assumptions:

	2004 *	2003 *	2002 *

	£m	£m	£m

Rate of increase in salaries (per annum)	3.5%	3.7%	3.0%
Rate of increase in pensions in payment (per annum)	3.3%	2.9%	1.9%
Discount rate (per annum)	5.1%	5.6%	5.5%
Inflation assumption (per annum)	2.5%	2.6%	1.9%

* weighted averages

The assets and liabilities of the schemes were as follows:

	2004	2003	2002

	£m	£m	£m

Equities	421	345	405
Bonds	171	146	117
Other	75	69	105

Total market value of assets	667	560	627
Present value of scheme liabilities	(956)	(695)	(696)

Net deficit in the schemes	(289)	(135)	(69)
Deferred tax asset	61	30	20

Net pension deficit	(228)	(105)	(49)
Other unfunded liabilities (net)	(15)	(13)	(11)

Post-retirement benefit liabilities	(243)	(118)	(60)

The assumptions for long-term rates of return on the principal classes of assets at 31 December 2004 were equities 8.0%, bonds 4.6%, property 6.3% and cash and other assets 4.2% (2003 – equities 8.2%, bonds 4.9%, property 6.3% and cash and other assets 4.4%; 2002 – equities 8.2%, bonds 4.1%, property 6.2% and cash and other assets 2.2%) on a weighted average basis.

Amount recognised in the statement of total recognised gains and losses:

	2004	2003	2002

	£m	£m	£m

Actual return less expected return on pension scheme assets	12	30	(209)
Experience gains and losses arising on scheme liabilities	13	(1)	28
Changes in assumptions underlying the present value of scheme liabilities	(153)	(83)	42

Actuarial losses	(128)	(54)	(139)
Deferred tax asset	25	12	32

Actuarial losses recognised in post-retirement benefit schemes	(103)	(42)	(107)

Movement in pension scheme deficit during the year

	2004	2003	2002

	£m	£m	£m

(Deficit)/ surplus in the pension schemes at 1 January	(135)	(69)	67
Movement in year:
Current service cost	(23)	(24)	(16)
Past service cost	(9)	-	-
Contributions	24	3	3
Other operating income	1	3	15
Actuarial losses	(128)	(54)	(139)
Acquisition of subsidiaries	(17)	-	-
Transfer of subsidiary to holding company	-	6	-
Exchange and other movements	(2)	-	1

Deficit in schemes at 31 December	(289)	(135)	(69)
Deferred tax asset	61	30	20

Net pension deficit	(228)	(105)	(49)
Other unfunded liabilities (net)	(15)	(13)	(11)

Post-retirement benefit liabilities	(243)	(118)	(60)

History of experience gains and losses

	2004	2003	2002

	£m	£m	£m

Difference between expected and actual return on scheme assets:
Amount	12	30	(209)
Percentage of scheme assets	1.8%	5.4%	(33.3%)
Experience gains and losses on scheme liabilities:
Amount	13	(1)	28
Percentage of the present value of scheme liabilities	1.4%	(0.1%)	4.0%
Total amount recognised in the statement of total recognised gains and losses:
Amount	(128)	(54)	(139)
Percentage of the present value of scheme liabilities	(13.4%)	(7.8%)	(20.0%)

In accordance with FRS 17, a valuation of the Main Scheme was prepared as at 31 December 2004 using actuarial bases and assumptions consistent with the requirements of that standard, and showed assets representing 85% of scheme liabilities. Further information on the scheme and the actuarial valuations is given in the Report and Accounts of The Royal Bank of Scotland Group plc.

Following the latest formal valuation carried out by independent actuaries as at 31 March 2004, the contribution rate with effect from 1 April 2004 for the Main Scheme is 21.5% of pensionable salaries (2003 and 2002 – 6.8% based on the valuation as at 31 March 2001).

4. Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after taking account of the following:

	2004	2003	2002

Income	£m	£m	£m
Aggregate amounts receivable under finance leases, hire purchase and
conditional sale contracts	29	39	1,288
Profit on disposals of investment securities	13	21	17

Expenses
Management charge from holding company	1,384	1,231	1,033
Operating lease rentals of premises	129	130	113
Interest on subordinated liabilities	202	214	262
Integration and restructuring costs*	28	113	663

* Integration and restructuring costs comprise:
Staff costs	15	73	447
Premises and equipment	1	22	92
Other administrative expenses	10	18	123
Depreciation	2	-	1

	28	113	663

Auditors' remuneration

Remuneration paid to the auditors for services is analysed as follows:
	2004	2003

	£m	£m
Audit services
Statutory audit	1.8	1.7
Audit related regulatory reporting	0.3	0.1

	2.1	1.8
Further assurance services	0.8	0.7
Other services	0.1	0.1

Total	3.0	2.6

The auditors' remuneration for statutory audit work for the Bank was £0.6 million (2003 - £0.6 million). Non-audit fees paid to the auditors and their associates in the UK was £0.2 million (2003 - £0.2 million).

5. Tax on profit on ordinary activities

	2004	2003 *	2002 *

	£m	£m	£m
Current taxation:
UK corporation tax charge for the year at 30%	817	827	338
(Over)/under provision in respect of prior periods	(52)	22	(22)
Relief for overseas taxation	(34)	(164)	(1)

	731	685	315
Overseas taxation:
Current year charge	246	197	142
Over provision in respect of prior periods	(18)	(1)	-

	959	881	457
Share of associated undertakings	1	-	1

Current tax charge for the year	960	881	458
Deferred taxation:
Origination and reversal of timing differences	38	68	304
Over provision in respect of prior periods	(43)	(3)	(48)

	955	946	714

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2004	2003 *	2002 *

	£m	£m	£m

Expected tax charge	1,045	939	777
Goodwill amortisation	14	5	8
Non-deductible items	68	44	57
Non-taxable items	(59)	(78)	(62)
Capital allowances in excess of depreciation	(22)	(30)	(276)
Taxable foreign exchange movements	(1)	(8)	(9)
Foreign profits taxed at other rates	(11)	8	(4)
Unutilised losses brought forward and carried forward	(4)	(20)	(11)
Current taxation adjustments relating to prior periods	(70)	21	(22)

Current tax charge for the year	960	881	458

Deferred taxation:
Origination and reversal of timing differences	38	68	304
Adjustments in respect of prior periods	(43)	(3)	(48)

Actual tax charge	955	946	714

* restated (see page 84)

The following factors may affect future tax charges:

(1)	No deferred tax is recognised on the unremitted reserves of overseas subsidiary and associated undertakings. A substantial proportion of such reserves are required to be retained by the overseas undertakings to meet local regulatory requirements.

(2)	Deferred tax assets of £67 million (2003 – £33 million) resulting from tax losses carried forward have not been recognised as there is insufficient evidence that the asset will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.

(3)	The fair values of certain financial assets are disclosed in Note 36. The tax that could be payable if these assets were disposed of at the values shown is estimated at £127 million (2003 – £54 million). Because of the nature of these financial assets which are held as part of the banking business, it is not possible to determine the amount that may become payable in the foreseeable future.

(4)	Freehold and long leasehold properties are revalued (see Note 18). No provision has been made for deferred tax on gains recognised on revaluing NatWest Group properties except where there is a commitment to sell the asset and any taxable gain will not be subject to rollover relief. The tax that could be payable if these assets were disposed of at their revalued amount is estimated at £111 million (2003 – £120 million), including tax on rolled over gains (see (5) below).
No such tax is expected to be payable in the foreseeable future.

(5)	No provision has been made for deferred tax on certain gains realised on disposals of property and other assets as there is an expectation of rolling over such gains into replacement assets. Expenditure to date on valid replacement assets together with forecasts of future such expenditure indicate that these gains will be available for rollover relief. The tax that could be payable if the conditions for rollover relief were not met is estimated at £14 million (2003 – £50 million).

6. Preference dividends – non-equity

	2004	2003	2002

	£m	£m	£m

9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series B	11	12	13
Non-cumulative dollar preference shares, Series C	12	14	15

Total non-equity dividends	36	39	41

7. Ordinary dividends

	2004	2003	2002

	£m	£m	£m

Interim dividends paid during the year	2,300	2,257	695

Total dividends on equity shares	2,300	2,257	695

8. Profit dealt with in the accounts of the Bank

Of the profit attributable to shareholders, £1,915 million (2003 - £2,657 million; 2002 - £1,397 million) has been dealt with in the accounts of the Bank.

9. Treasury bills and other eligible bills

	2004	2003

	£m	£m

Treasury bills and similar securities	16	289
Other eligible bills	156	252

	172	541

Banking business	38	38
Trading business	134	503

Treasury bills and other eligible bills are principally of short term maturity and their market value is not materially different from carrying value.

10. Loans and advances to banks

	2004	2003

	£m	£m

Repayable on demand	13,227	16,667
Remaining maturity
- three months or less	11,625	15,916
- one year or less but over three months	1,477	1,598
- five years or less but over one year	561	1,007
- over five years	790	231

	27,680	35,419
Specific bad and doubtful debt provisions	(6)	(7)

	27,674	35,412

Banking business	20,353	23,343
Trading business	7,321	12,069

Amounts above include:
Due from holding company - unsubordinated	16,793	19,137
Due from holding company - subordinated	500	500
Due from fellow subsidiary undertakings - subordinated	-	229

11. Loans and advances to customers

	2004	2003

	£m	£m

On demand or short notice	24,572	17,700
Remaining maturity
- three months or less	22,391	21,065
- one year or less but over three months	11,169	10,467
- five years or less but over one year	21,962	17,442
- over five years	53,193	37,796

	133,287	104,470
General and specific bad and doubtful debt provisions	(1,934)	(1,898)

	131,353	102,572

Banking business	107,025	90,827
Trading business	24,328	11,745

Amounts above include:
Due from fellow subsidiary undertakings - unsubordinated	35	343
Amounts receivable under finance leases	701	576
Amounts receivable under hire purchase and conditional sale agreements	-	1,632

The cost of assets acquired during the year for the purpose of letting under finance leases and hire purchase agreements was £423 million (2003 - £263 million).

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

	Year in which the residual value will be recovered
	Within 1 year	After 1 year but within 2 years	After 2 years but within 5 years	After 5 years	Total

	£m	£m	£m	£m	£m

Finance leases:
At 31 December 2004	-	21	19	9	49

At 31 December 2003	8	-	7	18	33

Linked presentation
(i) Mortgage securitisations – following the acquisition of First Active in 2004, NatWest Group is party to a number of mortgage securitisations that qualify for linked presentation. Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. NatWest Group is not obliged, and does not intend, to support losses that may be suffered by the note holders. There are no arrangements for NatWest Group to repurchase the mortgages. The note holders have agreed that they will be paid, as to interest and principal, only to the extent that sufficient funds are generated by the mortgage loans and their underlying security. NatWest Group has entered into arm's length fixed/floating interest rate swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to NatWest Group. At 31 December 2004, mortgages of £1,519 million are subject to non-recourse finance of £1,479 million. During the year NatWest Group recognised net income of £26 million comprising interest receivable of £72 million less interest payable and other expenses of £46 million.

(ii) Securitisation of housing association loans – NatWest Group has arranged the securitisation of housing association loan portfolios. The loans were acquired by special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating and fixed rate notes. NatWest Group is not obliged, and does not intend, to support losses that may be suffered by the note holders. The note holders have agreed that they will be paid, as to interest and principal, only to the extent that sufficient funds are generated by the loans and their underlying security. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to NatWest Group after deduction of expenses. At 31 December 2004, gross loans amounted to £1,284 million (2003 – £1,321 million) and notes held by third parties were £884 million (2003 – £732 million). During the year NatWest Group recognised net income of £37 million (2003 – £39 million) comprising interest receivable of £107 million (2003 – £112 million) less interest payable and other expenses of £70 million (2003 – £73 million).

12. Provisions for bad and doubtful debts

		2004			2003

	Specific	General	Total	Specific	General	Total

	£m	£m	£m	£m	£m	£m

At 1 January	1,535	370	1,905	1,734	368	2,102
Currency translation and other adjustments	75	(102)	(27)	4	(4)	-
Acquisition of subsidiaries	19	16	35	17	6	23
Disposal of subsidiaries	-	-	-	(175)	-	(175)
Amounts written off	(595)	-	(595)	(606)	-	(606)
Recoveries of amounts written off in previous periods	45	-	45	12	-	12
Transfer to immediate parent company	(47)	(1)	(48)	-	-	-
Charge to profit and loss account	625	-	625	549	-	549

At 31 December	1,657	283	1,940	1,535	370	1,905

13. Interest in suspense

In certain cases, interest may be charged to a customer's account but, because its recoverability is in doubt, not recognised in NatWest Group's consolidated profit and loss account. Such interest is held in a suspense account and netted off against loans and advances in the consolidated balance sheet.

	2004	2003

	£m	£m
Loans and advances on which interest is being placed in suspense:
- before specific provisions	1,293	893
- after specific provisions	566	402
Loans and advances on which interest is not being applied:
- before specific provisions	1,241	1,427
- after specific provisions	417	640

14. Debt securities

	2004				2003

	Book Value	Gross Unrecognised Gains	Gross Unrecognised Losses	Valuation	Book Value	Gross Unrecognised Gains	Gross Unrecognised Losses	Valuation

	£m	£m	£m	£m	£m	£m	£m	£m
Investment securities:
UK government	-	-	-	-	49	-	-	49
Other government	440	-	-	440	128	5	-	133
Bank and building society	60	-	-	60	1	-	-	1
Other issuers	1,299	-	(1)	1,298	976	10	-	986

	1,799	-	(1)	1,798	1,154	15	-	1,169
Other debt securities:
UK government	-			-	185			185
Other government	6,177			6,177	8,473			8,473
Other public sector bodies	37			37	31			31
Bank and building society	358			358	388			388
Other issuers	14,036			14,036	11,496			11,496

Total debt securities	22,407	-	(1)	22,406	21,727	15	-	21,742

Due within one year	1,029				1,140
Due one year and over	21,378				20,587

	22,407				21,727

Investment securities:
Listed	1,650			1,649	659			661
Unlisted	149			149	495			508

	1,799			1,798	1,154			1,169
Other debt securities:
Listed	483			483	233			233
Unlisted	20,125			20,125	20,340			20,340

	22,407			22,406	21,727			21,742

Banking business	2,604				1,551
Trading business	19,803				20,176

The cost of securities carried at market value is not disclosed as it cannot be determined without unreasonable expense.

Movements in debt securities which are held as investment securities were as follows:

		Discounts
	Cost	and premiums	Book value

	£m	£m	£m

At 1 January 2004	1,145	9	1,154
Currency translation and other adjustments	(19)	-	(19)
Additions	999	-	999
Acquisition of subsidiaries	812	(6)	806
Maturities and disposals	(717)	(5)	(722)
Transfers	(421)	-	(421)
Amortisation of discounts and premiums	-	2	2

At 31 December 2004	1,799	-	1,799

Available-for-sale debt securities

The following table categorises NatWest Group's investment debt securities (which are classified as available-for-sale under US GAAP) by maturity and yield (based on weighted averages) at 31 December 2004:

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	£m	%	£m	%	£m	%	£m	%	£m	%

Other government	26	3.1%	100	2.8%	314	3.8%	-	-	440	3.5%
Corporate debt securities	197	4.3%	267	3.4%	-		-	-	464	3.8%
Mortgage-backed securities	-		8	0.4%	81	0.3%	-	-	89	0.3%
Bank and building society	17	2.3%	36	2.8%	7	4.0%	-	-	60	2.8%
Other	171	3.1%	575	3.9%	-	-	-	-	746	3.7%

Total book value	411	3.6%	986	3.6%	402	4.0%	-	-	1,799	3.7%

Total fair value	411		986		401		-		1,798

15. Equity shares

	2004				2003

	Book Value	Gross Unrecognised Gains	Gross Unrecognised Losses	Valuation	Book Value	Gross Unrecognised Gains	Gross Unrecognised Losses	Valuation

	£m	£m	£m	£m	£m	£m	£m	£m
Investment securities:
Listed	583	287	-	870	352	-	(52)	300
Unlisted	698	-	-	698	705	-	-	705

	1,281	287	-	1,568	1,057	-	(52)	1,005
Other securities
Listed	18			18	13			13
Unlisted	1			1	2			2

	1,300	287	-	1,587	1,072	-	(52)	1,020

Banking business	1,285				1,059
Trading business	15				13

The cost of securities carried at market value is not disclosed as it cannot be determined without unreasonable expense.

Movements in equity shares which are held as investment securities were as follows:

	Cost	Provisions	Book value

	£m	£m	£m

At 1 January 2004	1,060	(3)	1,057
Additions	260	-	260
Disposals	(36)	-	(36)
Amounts written off	(1)	1	-

At 31 December 2004	1,283	(2)	1,281

16. Shares in Group undertakings

Movements in shares in Group undertakings during the year were as follows:

2004

£m

At 1 January 2004	8,587
Currency translation and other adjustments	(152)
Additions	239
Disposals	(16)
Revaluation	418

At 31 December 2004	9,076

	2004	2003

	£m	£m

Banks	1,693	1,798
Other	7,383	6,789

	9,076	8,587

On the historical cost basis, shares in Group undertakings at 31 December 2004 would have been included at a cost of £6,157 million (2003 - £6,109 million).

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

Country of
incorporation
and principal area
	Nature of business	of operations

Coutts & Co (1)	Private banking	Great Britain
Greenwich Capital Markets, Inc. (2)	Broker dealer	US
National Westminster Home Loans Limited	Home mortgage finance	Great Britain
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:
(1)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(2)	Shares are not directly held by the Bank.
(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.

17. Intangible fixed assets

2004

Goodwill	£m
Cost:
At 1 January 2004	398
Currency translation and other adjustments	5
Arising on acquisitions during the year	538

At 31 December 2004	941

Amortisation:
At 1 January 2004	125
Currency translation and other adjustments	1
Charge for the year	49

At 31 December 2004	175

Net book value at 31 December 2004	766

Net book value at 31 December 2003	273

18. Tangible fixed assets

	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total

	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2004	1,287	251	268	291	2,097
Currency translation and other adjustments	(1)	-	-	(1)	(2)
Reclassifications	4	(3)	-	(1)	-
Acquisition of subsidiaries	1	32	8	12	53
Additions	95	13	77	41	226
Disposals and write-off of fully depreciated assets	(10)	(15)	(3)	(25)	(53)
Transfer to fellow subsidiary	-	-	-	(5)	(5)
Revaluation adjustments	11	(8)	-	-	3

At 31 December 2004	1,387	270	350	312	2,319

Consisting of:
At valuation – 2004	379	86	-	-	465
At valuation – 2003 and prior	594	112	-	-	706
At cost	414	72	350	312	1,148

	1,387	270	350	312	2,319

Accumulated depreciation and amortisation:
At 1 January 2004	207	71	113	183	574
Currency translation and other adjustments	-	4	-	(1)	3
Reclassifications	1	-	-	(1)	-
Acquisition of subsidiaries	-	5	-	11	16
Disposals and write-off of fully depreciated assets	(3)	(2)	(2)	(22)	(29)
Transfer to fellow subsidiary	-	-	-	(5)	(5)
Charge for the year	34	6	19	39	98
Revaluation adjustments	(13)	(19)	-	-	(32)

At 31 December 2004	226	65	130	204	625

Net book value at 31 December 2004	1,161	205	220	108	1,694

Net book value at 31 December 2003	1,080	180	155	108	1,523

On the historical cost basis, NatWest Group's freehold and long leasehold premises would have been included at £919 million (2003 - £847 million).

Freehold and long leasehold properties are revalued on a rolling basis, each property being valued at least every five years. Interim valuations outwith the five year cycle are carried out on properties where there is an indication that their value has changed significantly, given market conditions. The directors are not aware of any material change in the valuation of NatWest Group's properties and therefore no additional interim valuations were required.

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

	2004	2003

	£m	£m

Land and buildings occupied for own use	1,462	1,334
Properties under development	105	62
Properties to be disposed of	19	19

Net book value at 31 December	1,586	1,415

Net book value of assets held under finance leases	18	19

Depreciation for the year of assets held under finance leases	2	2

Contracts for future capital expenditure not provided for in the accounts at the year end	-	2

19. Other assets

	2004	2003
	£m	£m

Trading derivatives (see Note 35)	1,366	2,352
Deferred taxation (see Note 25)	46	23
Long-term assurance assets attributable to policyholders	57	65
Other	562	763

	2,031	3,203

20. Deposits by banks

	2004	2003

	£m	£m

Repayable on demand	10,023	8,398
With agreed maturity dates or periods of notice, by remaining maturity
- three months or less	10,793	8,770
- one year or less but over three months	2,038	342
- five years or less but over one year	185	37
- over five years	43	11

	23,082	17,558

Banking business	8,559	6,838
Trading business	14,523	10,720

Amounts above include:
Due to holding company – unsubordinated	2,218	1,611

21. Customer accounts

	2004	2003

	£m	£m

Repayable on demand	94,091	81,843
With agreed maturity dates or periods of notice, by remaining maturity
- three months or less	28,112	31,691
- one year or less but over three months	2,121	1,884
- five years or less but over one year	1,655	1,052
- over five years	140	99

	126,119	116,569

Banking business	110,498	98,498
Trading business	15,621	18,071

Amounts above include:
Due to fellow subsidiary undertakings – unsubordinated	664	569

22. Debt securities in issue

	2004	2003

	£m	£m
Bonds and medium-term notes, by remaining maturity
- one year or less	208	6
- five years or less but over two years	102	30
- over five years	34	16

	344	52

Other debt securities in issue, by remaining maturity
- three months or less	2,676	2,008
- one year or less but over three months	235	52

	2,911	2,060

	3,255	2,112

Banking business	1,495	995
Trading business	1,760	1,117

23. Settlement balances and short positions

	2004	2003

	£m	£m

Settlement balances	2,103	1,460
Short positions:
Debt securities - Government	18,508	11,320
Debt securities - Other issuers	968	1,630
Treasury bills and other eligible bills	91	54

	21,670	14,464

24. Other liabilities

	2004	2003

	£m	£m

Notes in circulation	346	303
Trading derivatives (see Note 35)	1,105	2,236
Current taxation	481	573
Dividends	7	8
Long-term assurance liabilities attributable to policyholders	57	65
Other	1,218	1,183

	3,214	4,368

25. Deferred taxation

Provision for deferred taxation has been made as follows:

	2004	2003

	£m	£m

Deferred tax liability	111	99
Deferred tax asset (included in Note 19, Other assets)	(46)	(23)

Net deferred tax	65	76

Short-term timing differences	(77)	(80)
Capital allowances	221	264
Bad and doubtful debt provisions	(79)	(108)

Net deferred tax	65	76

Movements during the year:
As previously reported	71
Prior year adjustment arising on implementation of FRS 17	5

At 1 January 2004 as restated	76
Currency translation and other adjustments	4
Acquisition of subsidiaries	9
Disposal of lease receivables	(19)
Credit to profit and loss account	(5)

At 31 December 2004	65

The deferred taxation balance at 31 December 2004 does not include any amounts in respect of NatWest’s post-retirement benefit liabilities which are shown on the balance sheet after deduction of a deferred taxation asset of £63 million (2003 – £32 million) (see Note 3). The opening provision for deferred taxation has been restated following implementation of FRS 17 (see page 84).

26. Other provisions

	Property (1)	Pensions and other similar obligations	Other (2)	Total

	£m	£m	£m	£m

As previously reported	116	15	21	152
Prior year adjustment arising on implementation of FRS 17	-	(15)	-	(15)

At 1 January 2004 as restated	116	-	21	137
Acquisition of subsidiaries	-	-	12	12
Transfers	(4)	-	-	(4)
Charge to profit and loss account	-	-	2	2
Provisions utilised	(21)	-	(4)	(25)

At 31 December 2004	91	-	31	122

Notes:
(1)	NatWest Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to NatWest Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.
(2)	Other provisions arise in the normal course of business.

27. Dated loan capital

	2004	2003

	£m	£m
The Bank
£100 million 12.5% subordinated unsecured loan stock 2004 (1)	-	100
US$400 million guaranteed floating rate capital notes 2005	207	224
US$1,000 million 7.375% fixed rate subordinated notes 2009	514	557
US$650 million floating rate subordinated step-up notes 2009 (2)	-	363
€600 million 6.0% subordinated notes 2010	420	420
£300 million 8.125% step-up subordinated notes 2011 (callable December 2006)	299	299
€500 million 5.125% subordinated notes 2011	350	350
£300 million 7.875% subordinated notes 2015	297	297
£300 million 6.5% subordinated notes 2021	296	295

	2,383	2,905
Greenwich Capital Holdings, Inc.
US$105 million subordinated loan capital 2004 floating rate notes	-	59
US$105 million subordinated loan capital 2006 floating rate notes	54	-

Coutts Bank von Ernst Ltd
US$150 million floating rate subordinated loan capital 2018 (callable November 2008) (3)	78	84

First Active plc
US$35 million 7.24% subordinated bonds 2012 (callable December 2007) (4)	22	-
£60 million 6.375% subordinated bonds 2018 (callable April 2013) (4)	65	-

Ulster Bank Limited
£100 million floating rate subordinated loan capital 2019 (callable October 2009) (3, 5)	100	-
€140 million floating rate subordinated loan capital 2019 (callable March 2009) (3, 6)	99	-

RBS Netherlands Holdings B.V.
€92.3 million floating rate note 2019 (issued April 2004) (3, 7)	66	-

NatWest Group Holdings Corporation
US$400 million floating rate subordinated loan capital 2018 (callable at any time) (3)	207	224

	3,074	3,272

Dated loan capital in issue, by remaining maturity repayable
– in one year or less	414	746
– two years or less but over one year	353	224
– five years or less but over two years	813	383
– in more than five years	1,494	1,919

	3,074	3,272

Notes:
(1)	Redeemed in July 2004.
(2)	Redeemed in October 2004.
(3)	Issued to The Royal Bank of Scotland plc.
(4)	Arising from the acquisition of First Active.
(5)	Net proceeds received £100 million.
(6)	Net proceeds received €140 million, £99 million.
(7)	Net proceeds received €92 million, £62 million.
(8)	In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.
(9)	Except as stated above, claims in respect of the NatWest Group's dated loan capital are subordinated to the claims of other creditors. None of NatWest Group's dated loan capital is secured.
(10)	Interest payable on the NatWest Group’s floating rate dated issues is at a margin over London interbank rates. Interest on £900 million, US$1,000 million and €1,100 million of fixed rate dated issues is swapped into floating rates at a margin over London interbank rates.

28. Undated loan capital including convertible debt

	2004	2003

	£m	£m
The Bank
US$500 million primary capital floating rate notes, Series A
(callable on any interest payment date)	258	280
US$500 million primary capital floating rate notes, Series B
(callable on any interest payment date)	258	280
US$500 million primary capital floating rate notes, Series C
(callable on any interest payment date)	258	280
US$500 million 7.875% exchangeable capital securities (callable on any interest payment
date) (1)	258	280
US$500 million 7.75% reset subordinated notes (callable October 2007)	258	279
€100 million floating rate undated subordinated step-up notes (callable October 2009)	71	70
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	281	281
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	324	323
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	198	198
£200 million 11.5% undated subordinated notes (callable December 2022) (2)	200	200

	2,364	2,471
First Active plc
£20 million 11.75% perpetual tier two capital (3)	24	-
IR£30 million 11.375% perpetual tier two capital (3)	38	-
£1.3 million floating rate perpetual tier two capital (3)	2	-

Ulster Bank Limited
€435 million perpetual floating rate notes (issued March 2004) (4,5)	306	-

	2,734	2,471

Notes:
(1)	Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative dollar preference shares of US$25 each of National Westminster Bank Plc at any time.
(2)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative sterling preference shares of £1 each of National Westminster Bank Plc at any time.
(3)	Arising from the acquisition of First Active.
(4)	Net proceeds received €435 million, £296 million.
(5)	Issued to the Royal Bank of Scotland plc.
(6)	Except as stated above, claims in respect of the NatWest Group's undated loan capital are subordinated to the claims of other creditors. None of the NatWest Group's undated loan capital is secured.
(7)	Interest payable on the NatWest Group’s floating rate undated issues is at a margin over London interbank rates. Interest on £525 million, US$500 million and €400 million of fixed rate undated issues is swapped into floating rates at a margin over London interbank rates.

29. Share capital

	Allotted, called up and fully paid			Authorised

	1 January 2004	Currency translation	31 December 2004	31 December 2004	31 December 2003

	£m	£m	£m	£m	£m
Equity shares
Ordinary shares of £1 each	1,678	-	1,678	2,250	2,250

Total equity share capital	1,678	-	1,678	2,250	2,250

Non-equity shares
Non-cumulative preference shares of US$25
each	308	(24)	284	1,034	1,120
Non-cumulative preference shares of £1 each	140	-	140	1,000	1,000

Total non-equity share capital	448	(24)	424	2,034	2,120

Total share capital	2,126	(24)	2,102	4,284	4,370

	Allotted, called up And fully paid		Authorised

	31 December 2004	31 December 2003	31 December 2004	31 December 2003

Number of shares – millions

Equity shares
Ordinary shares of £1 each	1,678	1,678	2,250	2,250

Non-equity shares
Non-cumulative Series B and C preference
shares of US$25 each	22	22	80	80
Non-cumulative Series A preference shares of £1 each	140	140	1,000	1,000

Preference shares

The non-cumulative preference shares, Series B, of US$25 each which carry the right to a gross dividend of 8.75% inclusive of associated tax credit, are redeemable at the option of the Bank at US$25 per share.

The non-cumulative preference shares, Series C, of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$0.60 in 2005 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.

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

30. Reserves

	2004	2003	2002

	£m	£m	£m
Share premium account:
At 1 January and 31 December	1,286	1,286	1,286

Other reserves:
At 1 January	298	301	301
Transfer to profit and loss account	-	(3)	-

At 31 December	298	298	301

Revaluation reserve:
At 1 January	119	99	119
Currency translation and other adjustments	-	-	2
Revaluation of premises	35	21	(22)
Transfer to profit and loss account	(1)	(1)	-

At 31 December	153	119	99

Profit and loss account:
As previously reported	5,299	5,358	4,203
Prior year adjustment arising on implementation of FRS 17	(90)	(38)	64

At 1 January as restated	5,209	5,320	4,267
Currency translation and other adjustments	12	39	26
Actuarial losses recognised in post-retirement benefit scheme	(103)	(42)	(107)
Retention for the year	180	(112)	1,134
Transfer from other reserves	-	3	-
Transfer from revaluation reserve	1	1	-

At 31 December	5,299	5,209	5,320

Exchange gains of £159 million (2003 - £166 million; 2002 - £124 million;) arising on foreign currency borrowings have been offset in NatWest Group's profit and loss account reserves against differences on retranslating the net investment in overseas subsidiary and associated undertakings financed by these borrowings.

The tax effect of gains and losses taken directly to reserves in 2004, 2003 and 2002 was nil.

Included in the closing balances of NatWest Group’s revaluation reserve and profit and loss account at 31 December 2004 are cumulative net gains of £2 million (2003 – net losses £17 million), relating to the retranslation of opening net assets of overseas subsidiary and associated undertakings offset by foreign currency borrowings.

31. Lease commitments

The annual rental commitments under non-cancellable operating leases were as follows:

	2004		2003

	Premises	Equipment	Premises	Equipment

	£m	£m	£m	£m

Expiring within one year	3	2	3	-
Expiring between one and five years	19	-	11	-
Expiring after five years	76	-	80	1

	98	2	94	1

32. Analysis of total assets and liabilities

		2004	2003

		£m	£m

Assets:	denominated in sterling	103,782	97,573
	denominated in currencies other than sterling	92,483	75,300

		196,265	172,873

Liabilities:	denominated in sterling	109,153	103,643
	denominated in currencies other than sterling	87,112	69,230

		196,265	172,873

33. Collateral given and received under repurchase transactions

NatWest Group enters into securities repurchase agreements as securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	2004	2003

	£m	£m

Treasury and other eligible bills	133	407
Debt securities	20,202	18,781

	20,335	19,188

34. Assets charged as security for liabilities

	2004	2003

	£m	£m

Loans to banks	-	18
Debt securities	-	3

	-	21

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

Maturity of replacement cost of OTC contracts (trading and non-trading)

Replacement cost indicates NatWest Group’s derivatives credit exposure. The following tables set forth the gross positive fair values by maturity. It includes the replacement cost of contracts entered into with fellow subsidiary undertakings and NatWest Group’s parent undertaking.

2004	Within one year	One to two years	Two to five years	Over five years	Total

	£m	£m	£m	£m	£m
Before netting:
Exchange rate contracts	448	69	168	165	850
Interest rate contracts	275	210	603	1,476	2,564
Credit derivatives	-	-	2	-	2

	723	279	773	1,641	3,416

Banks and investment firms					2,731
Others					685

					3,416

2003	Within one year	One to two years	Two to five years	Over five years	Total

	£m	£m	£m	£m	£m
Before netting:
Exchange rate contracts	675	58	94	84	911
Interest rate contracts	801	1,039	3,479	6,538	11,857
Credit derivatives	-	-	10	-	10

	1,476	1,097	3,583	6,622	12,778

Banks and investment firms					12,109
Others					669

					12,778

At 31 December 2004 the potential credit risk exposure, which is after netting and allowing for collateral received, of NatWest Group's trading and non-trading derivatives, was £526 million (2003 - £1,331 million) to banks and investment firms and £686 million (2003 - £482 million) to other counterparties.

Exchange traded contracts are excluded from the above tables. Such contracts generally involve lower credit risk than OTC contracts as they are cleared through exchanges that require margin from participants and the daily settlement of gains and losses.

Trading derivatives

The following table shows the fair values of instruments in the derivatives trading portfolio.

	2004		2003

	End of period fair value		End of period fair value
	Assets	Liabilities	Assets	Liabilities

	£m	£m	£m	£m
Exchange rate contracts:
Spot, forwards and futures	433	538	590	663
Currency swaps	331	187	218	199
Options purchased	85	-	103	-
Options written	-	84	-	100

	849	809	911	962

Interest rate contracts:
Interest rate swaps	2,099	1,920	11,007	10,767
Options purchased	308	-	453	-
Options written	-	247	-	507
Futures and forwards	110	125	245	261

	2,517	2,292	11,705	11,535

Credit derivatives	3	7	9	12

	3,369	3,108	12,625	12,509
Netting	(2,003)	(2,003)	(10,273)	(10,273)

	1,366	1,105	2,352	2,236

Average fair values (before netting):
Exchange rate contracts	841	1,370	1,331	1,155
Interest rate contracts	10,435	10,392	15,863	15,289
Credit derivatives	11	5	15	14

	11,287	11,767	17,209	16,458

Gains and losses on exchange traded contracts subject to daily margining requirements are settled daily. The fair value of such contracts included above reflects the last day's variation margin.

The following tables analyse, by maturity and contract type, the notional principal amounts of NatWest Group's trading derivatives:

2004	Within one year	One to two years	Two to five years	Over five years	Total

	£bn	£bn	£bn	£bn	£bn
Exchange rate contracts:
Spot, forwards and futures	15.2	0.6	0.2	0.1	16.1
Currency swaps and options	4.0	0.7	2.2	1.0	7.9

	19.2	1.3	2.4	1.1	24.0

Interest rate contracts:
Interest rate swaps	29.6	24.6	45.3	65.9	165.4
Options purchased	30.7	4.8	7.4	12.0	54.9
Options written	19.5	4.1	10.5	11.3	45.4
Futures and forwards	251.5	23.6	15.8	-	290.9

	331.3	57.1	79.0	89.2	556.6

Credit derivatives	2.0	-	0.2	0.1	2.3

2003	Within one year	One to two years	Two to five years	Over five years	Total

	£bn	£bn	£bn	£bn	£bn
Exchange rate contracts:
Spot, forwards and futures	22.5	1.5	0.5	0.1	24.6
Currency swaps and options	5.0	1.8	1.1	1.2	9.1

	27.5	3.3	1.6	1.3	33.7

Interest rate contracts:
Interest rate swaps	71.9	69.4	179.6	196.2	517.1
Options purchased	68.1	5.4	11.5	7.8	92.8
Options written	29.5	6.7	11.4	7.2	54.8
Futures and forwards	148.8	10.3	13.8	0.6	173.5

	318.3	91.8	216.3	211.8	838.2

Credit derivatives	2.4	-	0.9	0.4	3.7

Non-trading derivatives

NatWest Group establishes non-trading derivatives positions externally with third parties and also internally. The following tables include the components of the internal hedging programme that transfers risks to the trading portfolios in NatWest Group or to other members of the RBS Group, or to external third party participants in the derivatives markets.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades:

	2004				2003

	Fair value		Book value		Fair value		Book value
	Positive	Negative	Positive	Negative	Positive	Negative	Positive	Negative

	£m	£m	£m	£m	£m	£m	£m	£m
Exchange rate contracts:
Spot, forwards and futures	-	54	-	-	-	18	-	17
Currency swaps and options	4	10	-	3	1	23	-	16

	4	64	-	3	1	41	-	33

Interest rate contracts:
Interest rate swaps	351	299	80	60	1,017	667	144	89
Futures, forwards and options	3	4	-	-	1	-	1	-

	354	303	80	60	1,018	667	145	89

Total	358	367	80	63	1,019	708	145	122

The following tables analyse by maturity and contract type, the notional principal amounts of NatWest Group's non-trading derivatives (third party and internal):

2004	Within one year	One to two years	Two to five years	Over five years	Total

	£bn	£bn	£bn	£bn	£bn
Exchange rate contracts:
Spot, forwards and futures	1.5	-	-	-	1.5
Currency swaps and options	0.2	-	0.1	-	0.3

	1.7	-	0.1	-	1.8

Interest rate contracts:
Interest rate swaps	3.7	1.3	3.0	4.0	12.0
Futures, forwards and options	-	-	-	0.2	0.2

	3.7	1.3	3.0	4.2	12.2

2003	Within one year	One to two years	Two to five years	Over five years	Total

	£bn	£bn	£bn	£bn	£bn
Exchange rate contracts:
Spot, forwards and futures	0.9	-	-	-	0.9
Currency swaps and options	-	-	0.2	0.2	0.4

	0.9	-	0.2	0.2	1.3

Interest rate contracts:
Interest rate swaps	13.7	6.6	14.7	9.8	44.8
Futures, forwards and options	-	0.1	-	-	0.1

	13.7	6.7	14.7	9.8	44.9

36. Financial instruments

NatWest Group's objectives and policies in managing the risk that arise in connection with the use of financial instruments are set out under 'Risk management' on pages 66 to 75, 'Financial instruments' on page 113 and 'Derivatives' on page 108.

Interest rate sensitivity gap

The tables below summarise NatWest Group's interest rate sensitivity gap for its non-trading book at 31 December 2004 and 31 December 2003. The tables show the contractual repricing for each category of asset, liability and for off-balance sheet items. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset or positive gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the repricing periods presented and among the currencies in which NatWest Group has interest rate positions.

2004	Within 3 months	After 3 months but within 6 months	After 6 months but within 1 year	After 1 year but within 5 years	After 5 years	Non- interest bearing funds	Banking book total	Trading book total	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	18,086	503	697	490	523	54	20,353	7,321	27,674
Loans and advances to customers	77,746	3,411	4,293	12,681	8,679	215	107,025	24,328	131,353
Treasury bills and debt securities	887	268	145	1,216	11	115	2,642	19,937	22,579
Other assets	-	-	-	-	-	9,379	9,379	5,280	14,659

Total assets	96,719	4,182	5,135	14,387	9,213	9,763	139,399	56,866	196,265

Liabilities
Deposits by banks	7,658	613	129	72	17	70	8,559	14,523	23,082
Customer accounts	87,614	1,100	887	1,667	140	19,090	110,498	15,621	126,119
Debt securities in issue	1,243	175	14	63	-	-	1,495	1,760	3,255
Subordinated liabilities	1,701	208	258	1,070	2,517	-	5,754	54	5,808
Other liabilities	-	-	-	4	-	5,151	5,155	23,708	28,863
Shareholders' funds	-	-	-	-	-	8,060	8,060	1,078	9,138
Internal funding of trading business	(122)	-	-	-	-	-	(122)	122	-

Total liabilities	98,094	2,096	1,288	2,876	2,674	32,371	139,399	56,866	196,265

Off-balance sheet items	(10)	103	246	115	(454)	-

Interest rate sensitivity gap	(1,385)	2,189	4,093	11,626	6,085	(22,608)

Cumulative interest rate sensitivity gap	(1,385)	804	4,897	16,523	22,608

2003	Within 3 months	After 3 months but within 6 months	After 6 months but within 1 year	After 1 year but within 5 years	After 5 years	Non- interest bearing funds	Banking book total	Trading book total	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	20,044	1,212	540	674	335	538	23,343	12,069	35,412
Loans and advances to customers	67,020	2,918	2,056	11,778	6,707	348	90,827	11,745	102,572
Treasury bills and debt securities	1,008	159	247	151	21	3	1,589	20,679	22,268
Other assets	-	-	-	-	-	7,551	7,551	5,070	12,621

Total assets	88,072	4,289	2,843	12,603	7,063	8,440	123,310	49,563	172,873

Liabilities
Deposits by banks	5,990	78	110	3	3	654	6,838	10,720	17,558
Customer accounts	77,018	1,013	622	1,044	149	18,652	98,498	18,071	116,569
Debt securities in issue	902	48	5	30	10	-	995	1,117	2,112
Subordinated liabilities	1,861	224	100	578	2,921	-	5,684	59	5,743
Other liabilities	-	-	-	4	-	4,133	4,137	17,716	21,853
Shareholders' funds	-	-	-	-	-	8,115	8,115	923	9,038
Internal funding of trading business	(279)	(77)	(87)	(367)	(126)	(21)	(957)	957	-

Total liabilities	85,492	1,286	750	1,292	2,957	31,533	123,310	49,563	172,873

Off-balance sheet items	(9,372)	(2,227)	949	8,603	2,047	-

Interest rate sensitivity gap	(6,792)	776	3,042	19,914	6,153	(23,093)

Cumulative interest rate sensitivity gap	(6,792)	(6,016)	(2,974)	16,940	23,093

Currency risk

NatWest Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in overseas subsidiary and associated undertakings and their related currency funding.

NatWest Group's structural foreign currency exposures were as follows:

	2004			2003

	Net investments in overseas operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures	Net investments in overseas operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures

	£m	£m	£m	£m	£m	£m
Functional currency of net investment
US dollar	2,145	2,095	50	1,719	1,688	31
Euro	1,824	1,124	700	1,162	573	589
Swiss franc	392	388	4	357	357	-
Other non-sterling	4	4	-	7	7	-

Total	4,365	3,611	754	3,245	2,625	620

Trading book market risk

An explanation of the Value-at-Risk ("VaR") methodology of estimating potential losses arising from NatWest Group's exposure to market risk in its trading book and the main assumptions and parameters underlying it is given on page 72.

The following table analyses the VaR for NatWest Group's trading portfolios by type of market risk exposure at the year end and the average and the maximum and minimum for the year:

	At 31 December 2004	2004			At	2003
					31 December
		Maximum	Minimum	Average (1)	2003	Maximum	Minimum	Average (1)

	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate (2)	7.6	10.7	5.2	7.6	6.7	12.5	4.9	8.4
Currency	0.8	1.2	0.1	0.4	0.3	1.0	0.1	0.4
Equity	0.3	0.6	-	-	-	0.2	-	0.1
Diversification effects	(1.1)				(0.5)

Total	7.6	10.6	5.4	7.6	6.5	12.6	5.0	8.4

(1)	Calculated as the arithmetic average of daily VaR figures.
(2)	Includes credit spreads.

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

		2004		2003

Trading business		Carrying amount	Fair value	Carrying amount	Fair value

		£m	£m	£m	£m
Assets
Treasury bills and other eligible bills	(1)	134	134	503	503
Loans and advances to banks and customers	(1)	31,649	31,649	23,814	23,814
Debt securities	(1)	19,803	19,803	20,176	20,176
Equity shares	(1)	15	15	13	13
Derivatives	(2)	1,366	1,366	2,352	2,352

Liabilities
Deposits by banks and customer accounts	(3)	30,144	30,144	28,791	28,791
Debt securities in issue	(1)	1,760	1,760	1,117	1,117
Short positions in securities	(1)	19,567	19,567	13,004	13,004
Subordinated loan capital	(1)	54	54	59	59
Derivatives	(2)	1,105	1,105	2,236	2,236

		2004		2003

Banking business		Carrying amount	Fair value	Carrying amount	Fair value

		£m	£m	£m	£m
Assets
Cash and balances at central banks	(1)	1,589	1,589	1,112	1,112
Items in the course of collection from other banks	(1)	2,308	2,308	2,255	2,255
Treasury bills and other eligible bills	(1)	38	38	38	38
Loans and advances to banks and customers	(4)	127,378	127,475	114,170	114,567
Debt securities	(5)	2,604	2,603	1,551	1,566
Equity shares	(5)	1,285	1,572	1,059	1,007
Derivatives – net	(2)	17	-	23	311

Liabilities
Items in the course of transmission to other banks	(1)	791	791	943	943
Deposits by banks and customer accounts	(3)	119,057	119,073	105,336	105,587
Debt securities in issue	(6)	1,495	1,494	995	995
Subordinated loan capital	(7)	5,754	6,020	5,684	5,964
Non-equity minority interests	(7)	286	286	-	-
Non-equity shareholders' funds	(7)	424	489	448	515
Derivatives – net	(2)	-	9	-	-

Notes:
(1)	Financial assets and financial liabilities carried at fair value or where carrying value approximates to fair value because they are of short maturity or repricing date.
(2)	Fair values of derivatives are determined by market prices where available. Otherwise fair value is based on current market information using appropriate valuation models.
(3)	The fair value of deposits repayable on demand is equal to their carrying value. The fair values of term deposits and time certificates of deposit are estimated by discounting expected future cash flows using rates currently offered for deposits of similar remaining maturities.
(4)	For loans which reprice frequently or are linked to the Group’s base rate, and for which there has been no significant change in credit risk since inception, carrying value represents a reasonable estimate of fair value. For other loans, fair values are estimated by discounting expected future cash flows, using current interest rates appropriate to the type of loan, and making adjustments for credit risk.

Fair values of financial instruments (continued)

(5)	Fair values of marketable securities are based on quoted market prices. Where these are unavailable, fair value is estimated using other valuation techniques.
(6)	The fair value of short-term debt securities in issue is approximately equal to their carrying value. The fair value of other debt securities in issue is based on quoted market prices where available or, where these are unavailable, is estimated using other valuation techniques.
(7)	The fair value of loan capital, non-equity minority interests and preference shares is based on quoted market prices where available. For unquoted loan capital, fair value has been estimated using other valuation techniques.
(8)	Fair values are not given for financial commitments and contingent liabilities. The diversity of the fee structures, the lack of an established market and the difficulty of separating the value of the instruments from the value of the overall relationship involve such uncertainty that it is not meaningful to provide an estimate of their fair value (The principal amounts of these instruments are given in Note 37).

Hedges

Derivatives and debt securities held for hedging purposes are accounted for in accordance with the treatment of the hedged transaction. As a result, any gains or losses on the hedging instrument arising from changes in fair values are not recognised in the profit and loss account immediately but are accounted for in the same manner as the hedged item.

	2004		2003

	Unrecognised gains and losses	Deferred gains and losses	Unrecognised gains and losses	Deferred gains and losses

	£m	£m	£m	£m

At 1 January – gains	889	109	1,245	156
At 1 January – losses	(601)	(5)	(1,156)	(16)

	288	104	89	140
Disposal of subsidiaries	-	-	133	-
Recognised gains that arose in previous years	(229)	(42)	(311)	(47)
Recognised losses that arose in previous years	123	4	308	11
Unrecognised gains and losses arising in the year	(7)	-	69	-
Unrecognised gains and losses deferred in the year	(201)	201	-	-
Unrecognised gains and losses deferred and taken to
profit and loss in the year	-	(50)	-	-

At 31 December	(26)	217	288	104

Of which – gains	351	272	889	109
Of which – losses	(377)	(55)	(601)	(5)

	(26)	217	288	104

Gains expected to be recognised in the year to
31 December 2005 (year to 31 December 2004)	71	120	232	42
Gains expected to be recognised in the year to
31 December 2006 or later (year to 31 December 2005
or later)	280	152	657	67

	351	272	889	109

Losses expected to be recognised in the year to
31 December 2005 (year to 31 December 2004)	(49)	(51)	(147)	(4)
Losses expected to be recognised in the year to
31 December 2006 or later (year to 31 December 2005
or later)	(328)	(4)	(454)	(1)

	(377)	(55)	(601)	(5)

37. Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although NatWest Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of NatWest Group's expectation of future losses.

	2004	2003

	£m	£m
Contingent liabilities:
Acceptances and endorsements	206	204
Guarantees and assets pledged as collateral security	2,800	2,502
Other contingent liabilities	2,694	3,147

	5,700	5,853

Commitments:
Documentary credits and other short-term trade related transactions	135	310
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	53,238	47,820
– one year and over	13,212	11,895
Other commitments	2	2

	66,587	60,027

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group’s normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group’s provisioning policy.

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

Regulatory enquiries and investigations - in the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Litigation

Since December 2003, members of the RBS Group have been joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. RBS Group intends to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the RBS Group join the non-binding, multi-party mediation which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the directors are unable at this stage to predict with certainty the eventual loss in these matters. In addition, pursuant to requests received from the US Securities and Exchange Commission and the US Department of Justice, the RBS Group has been providing copies of Enron-related materials to these authorities and the RBS Group continues to co-operate fully with them.

Members of NatWest Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The directors of the company have reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with NatWest Group’s legal advisers are satisfied that the outcome of these claims and proceedings will not have a material adverse effect on NatWest Group’s consolidated net assets, results of operations or cash flows.

38. Acquisitions

NatWest Group made two acquisitions during the year, both of which were accounted for using acquisition accounting principles. The provisional fair values of the assets and liabilities of the acquisitions made during the year and the consideration paid are shown in the table below:

At respective dates of acquisition:	Book value of net assets acquired	Fair value adjustments	Fair value to NatWest Group

	£m	£m	£m

Cash and balances at central banks	15	-	15
Loans and advances to banks	788	-	788
Loans and advances to customers	4,224	1	4,225
Debt securities	802	4	806
Tangible fixed assets	26	11	37
Other assets	76	(9)	67
Prepayments and accrued income	1	6	7

Deposits by banks	(1,806)	-	(1,806)
Customer accounts	(2,874)	(3)	(2,877)
Debt securities in issue	(691)	-	(691)
Other liabilities	(75)	8	(67)
Accruals and deferred income	(78)	(19)	(97)
Deferred tax provisions	(12)	3	(9)
Post-retirement benefit liabilities	(17)	-	(17)
Other provisions	(15)	3	(12)
Dated loan capital	(81)	(7)	(88)
Undated loan capital	(36)	(29)	(65)

Net assets acquired	247	(31)	216

Goodwill			538

Total consideration			754

Satisfied by:
Payment of cash			750
Fees and expenses relating to the acquisitions			4

			754

The estimated contribution to NatWest Group results, before funding costs of the acquisitions, is shown below:

Year ended
31 December
2004 *

£m

Net interest income	103
Non-interest income	25

Total income	128
Operating expenses	(68)

Operating profit	60
Provisions	(4)

Contribution before goodwill amortisation	56
Goodwill amortisation	(25)

Contribution	31

* From the dates of acquisition. The contribution above is after charging goodwill amortisation and includes the post-acquisition effect of fair value adjustments

39. Reconciliation of operating profit to net cash inflow/(outflow) from operating activities

	2004	2003 *	2002 *

	£m	£m	£m

Operating profit	3,483	3,129	2,589
(Increase)/decrease in prepayments and accrued income	(379)	119	(46)
Interest on subordinated liabilities	202	214	262
Increase/(decrease) in accruals and deferred income	482	(1,127)	1,047
Amortisation of and provisions against investment securities	(2)	-	8
Provisions for bad and doubtful debts	625	549	508
Loans and advances written off net of recoveries	(551)	(594)	(527)
Profit on sale of tangible fixed assets	(11)	(12)	(25)
(Profit)/loss from associated undertakings	(4)	2	(1)
Profit on sale of investment securities	(13)	(21)	(17)
Charge for pensions	31	21	1
Pension contribution	(25)	(3)	(3)
Profit on sale of subsidiary and associated undertakings	-	(26)	(12)
Provisions for liabilities and charges	2	38	39
Provisions utilised	(25)	(83)	(30)
Depreciation and amortisation of tangible and intangible fixed assets	147	113	470

Net cash inflow from trading activities	3,962	2,319	4,263
(Increase)/decrease in items in the course of collection	(53)	(170)	325
Decrease/(increase) in treasury and other eligible bills	369	1,196	(249)
Decrease in loans and advances to banks	4,975	13,161	2,745
Increase in loans and advances to customers	(24,590)	(524)	(11,469)
Decrease/(increase) in securities	382	(5,059)	1,656
Decrease/(increase) in other assets	1,228	1,454	(148)
Decrease in items in the course of transmission	(152)	(271)	(194)
Increase/(decrease) in deposits by banks	3,753	(202)	(7,595)
Increase in customer accounts	6,744	5,890	11,497
Increase/(decrease) in debt securities in issue	452	1,904	(5,014)
Decrease in settlement balances and short positions	(2,556)	(352)	(890)
Increase/(decrease) in other liabilities	7,254	(1,488)	1,984
Effect of other accruals/deferrals and other non-cash movements	(215)	(210)	(417)

Net cash inflow/(outflow) from operating activities	1,553	17,648	(3,506)

* restated (see page 84)

40. Analysis of the net outflow of cash in respect of the purchase of interests in subsidiary undertakings

	2004	2003	2002

	£m	£m	£m

Cash consideration paid	754	358	109
Cash acquired	(15)	(18)	-

Net outflow of cash	739	340	109

41. Sale of subsidiary and associated undertakings

	2004	2003	2002

	£m	£m	£m

Net tangible assets disposed of	39	701	13
Profit on disposal	-	26	12
Goodwill sold	-	191	4

Cash consideration	39	918	29
Cash disposed of	(2)	1	-

Net inflow of cash in respect of disposals (net of expenses)	37	919	29

42. Analysis of changes in financing during the year

	2004	2003	2002

	£m	£m	£m
Share capital (including share premium account)
At 1 January	3,412	3,445	3,483
Currency translation adjustments	(24)	(33)	(38)

At 31 December	3,388	3,412	3,445

Loan capital
At 1 January	5,743	5,933	6,396
Currency translation adjustments	(192)	(214)	(301)
Net cash inflow/(outflow) from financing	104	24	(162)
Acquisition of subsidiary undertaking	153	-	-

At 31 December	5,808	5,743	5,933

43. Analysis of cash

	2004	2003	2002

	£m	£m	£m

Cash and balances at central banks	1,589	1,112	1,251
Loans and advances to banks repayable on demand	13,227	16,667	1,534

Cash	14,816	17,779	2,785

The Bank and certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2004, amounted to £111 million (2003 - £111 million; 2002 - £112 million).

44. Analysis of changes in cash during the year

	2004	2003	2002

	£m	£m	£m

At 1 January	17,779	2,785	7,557
Net cash (outflow)/inflow	(2,963)	14,994	(4,772)

At 31 December	14,816	17,779	2,785

45. Segmental analysis

In the tables below, the analyses of net assets are included in compliance with Statement of Standard Accounting Practice 25 ’Segmental Reporting“. The fungible nature of liabilities within the banking industry results in allocations of liabilities which, in some cases, are necessarily subjective. The directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

The prior year data in the tables below have been restated to reflect the transfer in 2004 of certain activities from Wealth Management to Retail Banking and to Manufacturing, and from Ulster Bank to Manufacturing.

(a) Classes of business

2004	Net interest income	Non- interest income	Total income	Operating expenses	Provisions*	Profit/ (loss) on ordinary activities before tax

	£m	£m	£m	£m	£m	£m

Corporate Banking and Financial Markets	1,071	1,499	2,570	(652)	(140)	1,778
Retail Banking	2,242	971	3,213	(666)	(282)	2,265
Retail Direct	356	596	952	(258)	(160)	534
Manufacturing	-	-	-	(1,555)	-	(1,555)
Wealth Management	193	275	468	(280)	(2)	186
Ulster Bank	550	193	743	(236)	(40)	467
Central items	(52)	107	55	(169)	(1)	(115)

Profit before goodwill amortisation and
restructuring costs	4,360	3,641	8,001	(3,816)	(625)	3,560
Goodwill amortisation	-	-	-	(49)	-	(49)
Restructuring costs	-	-	-	(28)	-	(28)

Profit on ordinary activities before tax	4,360	3,641	8,001	(3,893)	(625)	3,483

2003	Net interest income	Non- interest income	Total income	Operating expenses	Provisions*	Profit/ (loss) on ordinary activities before tax

	£m	£m	£m	£m	£m	£m

Corporate Banking and Financial Markets	1,011	1,314	2,325	(590)	(139)	1,596
Retail Banking	2,128	829	2,957	(677)	(202)	2,078
Retail Direct	370	553	923	(285)	(137)	501
Manufacturing	-	-	-	(1,353)	-	(1,353)
Wealth Management	162	197	359	(220)	2	141
Ulster Bank	396	185	581	(195)	(32)	354
Central items**	(35)	148	113	(128)	(42)	(57)

Profit before goodwill amortisation and
restructuring costs	4,032	3,226	7,258	(3,448)	(550)	3,260
Goodwill amortisation	-	-	-	(18)	-	(18)
Restructuring costs	-	-	-	(113)	-	(113)

Profit on ordinary activities before tax	4,032	3,226	7,258	(3,579)	(550)	3,129

* comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.
** restated (see page 84)

2002	Net interest income	Non- interest income	Total income	Operating expenses	Provisions*	Profit/ (loss) on ordinary activities before tax

	£m	£m	£m	£m	£m	£m

Corporate Banking and Financial Markets	1,282	1,809	3,091	(1,070)	(271)	1,750
Retail Banking	2,092	824	2,916	(629)	(113)	2,174
Retail Direct	317	533	850	(259)	(119)	472
Manufacturing	-	-	-	(1,383)	-	(1,383)
Wealth Management	161	216	377	(247)	12	142
Ulster Bank	339	181	520	(180)	(22)	318
Central items**	(57)	12	(45)	(147)	(3)	(195)

Profit before goodwill amortisation and
restructuring costs	4,134	3,575	7,709	(3,915)	(516)	3,278
Goodwill amortisation	-	-	-	(26)	-	(26)
Restructuring costs	-	-	-	(663)	-	(663)

Profit on ordinary activities before tax	4,134	3,575	7,709	(4,604)	(516)	2,589

*Comprises provisions for bad and doubtful debts and amounts written off fixed asset investments.
** restated (see page 84)

	Total assets		Net assets

	2004	2003	2004	2003

	£m	£m	£m	£m

Corporate Banking and Financial Markets	101,655	100,226	3,995	4,200
Retail Banking	46,612	40,245	2,580	2,562
Retail Direct	4,974	6,255	391	563
Manufacturing	1,631	1,532	108	110
Wealth Management	12,213	10,251	290	344
Ulster Bank	28,266	16,054	1,385	988
Central items	914	(1,690)	389	271

	196,265	172,873	9,138	9,038

Segmental analysis of goodwill is as follows:

	CBFM	Retail Direct	Wealth Management	Ulster Bank	Total

	£m	£m	£m	£m	£m
Goodwill
Cost:
At 1 January 2004	233	7	158	-	398
Currency translation and other adjustments	-	3	-	2	5
Arising on acquisitions during the year	-	59	1	478	538

At 31 December 2004	233	69	159	480	941

Amortisation:
At 1 January 2004	112	-	13	-	125
Currency translation and other adjustments	-	-	-	1	1
Charge for the year	16	3	7	23	49

At 31 December 2004	128	3	20	24	175

Net book value at 31 December 2004	105	66	139	456	766

Net book value at 31 December 2003	121	7	145	-	273

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

2004	UK	USA	Europe	Rest of the World	Total

	£m	£m	£m	£m	£m

Interest receivable	6,012	31	1,080	21	7,144
Dividend income	40	9	1	-	50
Fees and commissions receivable	2,917	132	314	72	3,435
Dealing profits	148	720	15	4	887
Other operating income	110	20	21	1	152

Gross income	9,227	912	1,431	98	11,668

Profit on ordinary activities before tax	2,714	450	291	28	3,483

Total assets	106,161	58,514	29,661	1,929	196,265

Net assets	6,385	1,112	1,627	14	9,138

2003*	UK	USA	Europe	Rest of the World	Total

	£m	£m	£m	£m	£m

Interest receivable	5,278	31	642	28	5,979
Dividend income	58	3	-	-	61
Fees and commissions receivable	2,632	103	211	68	3,014
Dealing profits	107	651	36	3	797
Other operating income	112	35	3	-	150

Gross income	8,187	823	892	99	10,001

Profit on ordinary activities before tax	2,476	375	248	30	3,129

Total assets	102,775	50,481	18,270	1,347	172,873

Net assets	6,310	934	1,777	17	9,038

2002*	UK	USA	Europe	Rest of the World	Total

	£m	£m	£m	£m	£m

Interest receivable	5,770	79	645	11	6,505
Dividend income	8	5	-	-	13
Fees and commissions receivable	2,583	107	176	42	2,908
Dealing profits	87	607	40	1	735
Other operating income	618	(3)	19	-	634

Gross income	9,066	795	880	54	10,795

Profit on ordinary activities before tax	2,055	239	274	21	2,589

Total assets	106,612	48,416	15,669	1,190	171,887

Net assets	6,493	1,127	1,597	(52)	9,165

*restated (see page 84)

46. Directors' remuneration

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £294,000 (2003 –£286,000).

47. Transactions with directors, officers and others

(a)	At 31 December 2004, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in NatWest Group were £32,807 in respect of loans to five persons who were directors of the Bank (or persons connected with them) at any time during the financial year and £9,907,879 to 47 people who were officers of the Bank at any time during the financial year.

(b)	There were no contracts of significance to the business of the Bank and its subsidiaries which subsisted at 31 December 2004, or during the year then ended, in which any director of the Bank had a material interest.

48. Related party transactions

Subsidiary undertakings - In accordance with Financial Reporting Standard 8 ‘Related Party Disclosures’ (“FRS 8”), transactions or balances between Group entities that have been eliminated on consolidation and transactions with the ultimate holding company, the holding company and fellow subsidiaries are not reported.

49. Ultimate holding company

The Group’s ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2004, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, 42 St Andrew Square, Edinburgh EH2 2YE.

50. Significant differences between UK and US generally accepted accounting principles

The consolidated financial statements of the Group are prepared in accordance with UK generally accepted accounting principles (“GAAP”) that differ in certain material respects from US GAAP. The significant differences are summarised as follows:

(a) Intangible assets

Under NatWest Group’s UK GAAP accounting policy, goodwill is capitalised on the balance sheet and amortised on a straight-line basis over its estimated useful economic life. Under US GAAP, goodwill is recognised as an asset, and is not amortised. Impairment tests on goodwill are carried out at the end of the first full accounting period after its acquisition, and whenever there are indications of impairment. Under the transition rules of SFAS 142 ‘Goodwill and Other Intangible Assets’, no amortisation is charged on acquisitions made after 30 June 2001; amortisation is charged up to 31 December 2002 for other goodwill. All goodwill and intangible assets with indefinite lives are tested for impairment at least annually. Certain amounts included in goodwill under UK GAAP are classified as intangible assets under US GAAP and amortised over their useful economic lives.

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

(d) Loan origination

Under UK GAAP, certain loan fees are recognised when received. Under US GAAP, applicable non-refundable loan fees and certain direct costs are deferred and recognised over the period of the related loan or facility.

(e) Pension costs

Under UK GAAP, following the implementation of FRS 17 ‘Retirement Benefits’ with effect from 1 January 2004, pension costs are accounted for on a defined contribution basis as the company is a member of the RBS Group Pension Fund. As US GAAP does not permit multi employer defined contribution accounting for related companies, the company accounts for US GAAP pension costs on a defined benefit scheme basis. Details of US GAAP accounting for the RBS Group Pension Fund can be found in the 2004 annual accounts of the RBS Group.

(f) Extinguishment of liabilities

Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely. Under US GAAP, a financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligator under the liability, either judicially or by the creditor.

(g) Leasing

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

(h) Securities

Under UK GAAP, the Group’s debt securities and equity shares are classified as being held as investment securities or for dealing purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for dealing purposes are carried at fair value with changes in fair value recognised in the profit and loss account. Under US GAAP, securities held by the Group’s private equity business are considered to be held by investment companies and are carried at fair value, with changes in fair value being reflected in net income. The Group’s investment debt securities and marketable investment equity shares are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity.

(i) Derivatives and hedging activities

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

(j) Software development costs

Under UK GAAP, most software development costs are written off as incurred. Under US GAAP, certain costs relating to software developed for own use that are incurred after 1 January 1999 are capitalised and depreciated over the estimated useful life of the software.

(k) Consolidation

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

(l) Acceptances

Acceptances outstanding and the matching customers’ liabilities are not reflected in the consolidated balance sheet, but are disclosed as memorandum items. Under US GAAP, acceptances outstanding and the matching customers’ liabilities are reflected in the consolidated balance sheet.

(m) Offset arrangements

Under UK GAAP, debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance. Under US GAAP, agreements and balances with the same counterparty may be offset only where they have the same settlement date specified at inception and there is an intention to offset.

(n) Deferred taxation

Accounting for deferred tax under UK GAAP is consistent with US GAAP except that deferred tax is not recognised under UK GAAP on certain timing differences resulting from the roll-over of gains on disposal of properties, but is provided under US GAAP on such differences.

Recent developments in US GAAP

The FASB issued SFAS 153 ‘Exchanges of Non-monetary assets, an amendment of APB Opinion No. 29’ in December 2004. SFAS 153 provides for a general exception from fair value measurement for exchanges of non-monetary assets that do not have commercial substance. The Statement is effective for fiscal years beginning after 15 June 2005 and is not expected to affect the Group's US GAAP reporting.

In December 2004, the FASB issued SFAS 123 (revised 2004) ‘Share-Based Payment’ which requires compensation costs related to share-based payment transactions to be recognised in the financial statements. The compensation cost will be based on the grant-date fair value of the equity issued and will be recognised over the period that an employee provides service in exchange for the award. SFAS 123 (revised 2004) would be effective for the Group from 1 January 2006. Entities that use the fair value method for either recognition or disclosure under SFAS 123 will apply the revised Statement using a modified version of prospective application whereby for that portion of outstanding awards for which the requisite service has not yet been rendered, compensation cost will be based on the grant-date fair value calculated under SFAS 123 for either recognition or pro forma disclosures. For periods before the effective date, entities may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required by SFAS 123.

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders' equity which would result from the application of US GAAP instead of UK GAAP. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income – net income	2004	2003	2002

	£m	£m	£m

Profit attributable to ordinary shareholders – UK GAAP	2,480	2,145	1,829
Adjustments in respect of:
Amortisation of intangible assets	43	18	26
Property revaluation and depreciation	4	(2)	9
Leasehold property provisions	(20)	58	-
Loan origination	(17)	26	22
Pension costs	(119)	(93)	(20)
Extinguishment of liabilities	(49)	(60)	-
Leasing	13	(1)	(46)
Securities	21	(70)	9
Derivatives and hedging	(248)	116	371
Software development costs	(243)	(236)	220
Profit on disposal of subsidiaries	-	159	-
Consolidation	-	(16)	-
Tax effect on the above adjustments	199	85	(167)
Deferred taxation	8	32	-

Net income available for ordinary shareholders – US GAAP	2,072	2,161	2,253

Consolidated shareholders' equity	2004	2003

	£m	£m

Shareholders' funds – UK GAAP	9,138	9,038
Adjustments in respect of:
Intangible assets	87	44
Property revaluation and depreciation	(612)	(581)
Leasehold property provisions	38	58
Loan origination	(132)	(115)
Pension costs	289	280
Extinguishment of liabilities	(109)	(60)
Leasing	-	(13)
Securities	287	(37)
Derivatives and hedging	195	409
Software development costs	344	587
Consolidation	(16)	(16)
Tax effect on cumulative UK/US GAAP income adjustments	(144)	(343)
Tax effect on other comprehensive income	(103)	23
Deferred taxation	(72)	(80)

Shareholders' equity – US GAAP	9,190	9,194

Prior periods have been restated following the implementation of FRS 17.

Total assets under US GAAP, adjusted to reflect the consolidation of variable interest entities, inclusion of acceptances, provisions for liabilities and commitments, the fair value of financial guarantees and the grossing-up of certain netting agreements offset under UK GAAP, together with the effect of adjustments made to net income and shareholders' funds, were £220 billion (2003 - £185 billion).

Loan impairment

At 31 December 2004 and 31 December 2003, NatWest Group estimated that the difference between carrying value of its portfolio under US GAAP and its value in NatWest Group's UK GAAP financial statements was such that no adjustment to net income or consolidated shareholders' equity was required.

At 31 December 2004, the Group's non-accrual loans, loans past due 90 days and troubled debt restructurings amounted to £2,933 million (2003 - £2,827 million). Specific provisions of £1,648 million (2003 - £1,335 million) were held against these loans. Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year to 31 December 2004 were £2,809 million (2003 - £2,719 million).

Gross income not recognised, but which would have been recognised under the original terms of non-accrual and restructured loans, amounted to £130 million for the year ended 31 December 2004 (2003 - £134 million; 2002 - £171 million) from domestic loans and £31 million for the year ended 31 December 2004 (2003 - £31 million; 2002 - £32 million) from foreign loans. Interest on non-accruals and restructured loans included in net income was £41 million for the year ended 31 December 2004 (2003 - £43 million; 2002 - £36 million) from domestic loans and nil for the year ended 31 December 2004 (2003 – nil; 2002 - £5 million) from foreign loans.

Securities

During 2004, there were no gross gains or gross losses included in US GAAP net income from transfers of securities from the available-for-sale category into the trading category. For 2004, net unrealised gains of £325 million on available-for-sale-securities were included in US GAAP other comprehensive income and £22 million was reclassified from accumulated other comprehensive income into US GAAP net income.

Cash flow statements – FRS 1/SFAS 95

There are many similarities between SFAS 95, 'Statement of Cash Flows' as amended by SFAS 104 'Statement of Cash Flows – Net Reporting of Certain Cash Receipts and Cash Payments and Classification of Cash Flows from Hedging Transactions' and FRS 1 ‘Cash Flow Statements (Revised)’. The principal differences are the classifications of certain transactions.

	Classification under FRS 1	Classification under SFAS 95

Equity dividends paid	Equity dividends paid	Financing activities
Dividends paid on non-equity shares	Returns on investment and servicing of finance	Financing activities
Tax paid	Taxation	Operating activities
Purchase and sale of associated and subsidiary undertakings	Acquisitions and disposals	Investing activities
Purchase and sale of investment securities and fixed assets	Capital expenditure and financial investment	Investing activities
Net change in loans and advances,	Operating activities	Investing activities
including finance lease receivables
Net change in deposits	Operating activities	Financing activities
Net change in debt securities in issue	Operating activities	Financing activities
Short-term funding not included in cash	Operating activities	Financing activities

Under FRS 1, transactions designated as hedges are reported under the same heading as the related assets or liabilities.

The composition of cash at 31 December 2004, 2003 and 2002, and the movements in cash for the years then ended are shown in Note 43 and Note 44 respectively to the Consolidated Financial Statements. Summary consolidated statements of cash flows presented on a US GAAP basis for each of the three years ended 31 December 2004 are set out below.

	2004	2003	2002

	£m	£m	£m

Cash flows from operating activities	9,741	(2,537)	6,003
Cash flows from investing activities	(21,044)	13,332	(8,024)
Cash flows from financing activities	8,913	5,100	(2,747)
Effect of exchange rate changes on cash and cash equivalent	(573)	(901)	(4)

Net movement in cash	(2,963)	14,994	(4,772)
Cash at beginning of year	17,779	2,785	7,557

Cash at end of year	14,816	17,779	2,785

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

During 2004, the Group received proceeds of approximately £31.4 billion (2003 – £37.5 billion) from securitisation trusts in connection with new securitisations.

The Group recognised net pre-tax gains of approximately £111.1 million (2003 – £58.8 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction specific expenses, and exclude any results attributable to hedging activities, interest income, funding costs, changes in asset values prior to securitisation date, and retained interest values subsequent to securitisation date.

In some instances, the Group retained certain interests. The Group typically does not retain a significant portion of the loans or securities that it securitises. This reduces the impact that changes to fair values of retained interests might have on the Group’s financial results.

The Group’s retained interests may be subordinated to other investors’ interests. The investors and securitisation trusts have no recourse to the Group’s other assets for failure of debtors to perform on the securitised loans or securities. The value of the retained interests varies and is subject to prepayment, credit and interest rate risks on the transferred assets.

At 31 December 2004, the fair value of the Group’s retained interests was approximately £1.4 billion (2003 – £1.5 billion). These retained interests comprises approximately £509 million in US Agency based retained interests, £864 million in consumer based retained interests and £56 million in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years.

Cash flows received in 2004 from retained interests held at 31 December 2004 in connection with securitisations that took place in current and prior years amounted to approximately £383 million (2003 – £368 million).

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	U.S. Agency	Consumer	Commercial
	retained interests	retained interests	retained interests

Prepayment speed	184-480 PSA	4-45% CPR(1)	0-100 CPY(2)
Weighted average life	1-19 years	1-16 years	1-7 years
Cash flow discount rate	2-27%	2-78%	2-12%
Credit losses	N/A(3)	0-2% CDR(4)	N/A(5)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2004 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions	U.S. Agency	Consumer	Commercial
	retained interests	retained interests	retained interests

Fair value of retained interests at 31 December 2003	£509m	£864m	£56m

Prepayment speed (6)	12-35% CPR(1)	4-45% CPR(1)	0-100% CPY(2)
Impact on fair value of 10% adverse change	£0.3m	£16.6m	—
Impact on fair value of 20% adverse change	£0.4m	£32.8m	—

Weighted average life	1-18 years	1-11 years	1-7 years

Cash flow discount rate	2-33%	2-78%	2-12%
Impact on fair value of 10% adverse change	£9.4m	£20.0m	£0.6m
Impact on fair value of 20% adverse change	£18.4m	£38.7m	£1.2m

Credit losses	N/A(3)	0-2% CDR(4)	N/A(5)
Impact on fair value of 10% adverse change	N/A	£7.0m	N/A
Impact on fair value of 20% adverse change	N/A	£14.3m	N/A

Notes:
(1)	Constant prepayment rate – The CPR range represents the low and high points of a dynamic CPR curve
(2)	CPR with yield maintenance provision
(3)	Population consists of securities whose collateral is guaranteed by US Government Sponsored Entities and therefore, no credit loss has been assumed.
(4)	Constant default rate
(5)	Population consists of only investment grade senior tranches; therefore, no credit losses are included in the assumptions at deal settlement.
(6)	Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and Commercial retained interests have been stressed on a security level basis.

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

Consolidation - Special purpose entities (“SPEs”)

The Group is the primary beneficiary of asset securitisation vehicles that meet FIN 46’s definition of a variable interest entity. These entities, with total assets of £3.5 billion at 31 December 2004, acquire financial assets from third parties funded by the issue of debt instruments. The Group supplies certain administrative services and derivative transactions to some or all of these entities on an arm’s length basis.

ITEM 19. EXHIBIT INDEX

Sequentially
Exhibit number		Description	Numbered Page

1.1	*	Memorandum and Articles of Association of National Westminster Bank Plc

4.1	***	Service contract for Gordon Pell

4.1.1	**	Variation agreement to service contract for Gordon Pell

7.1		Explanation of ratio calculations

8.1		Principal subsidiaries of National Westminster Bank Plc

12.1		CEO certifications required by Rule 13a-14(a)

12.2		CFO certifications required by Rule 13a-14(a)

13.1		Certifications required by Rule 13a-14(b)

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

National Westminster Bank Plc
Registrant

/s/ Fred Watt

Frederick Inglis Watt
Group Finance Director

9 May 2005

Sequentially
Exhibit number		Description	Numbered Page

1.1	*	Memorandum and Articles of Association of National Westminster Bank Plc

4.1	***	Service contract for Gordon Pell

4.1.1	**	Variation agreement to service contract for Gordon Pell

7.1		Explanation of ratio calculations

8.1		Principal subsidiaries of National Westminster Bank Plc

12.1		CEO certifications required by Rule 13a-14(a)

12.2		CFO certifications required by Rule 13a-14(a)

13.1		Certifications required by Rule 13a-14(b)

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