Form 20-F
period 2005-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2006-06-22
CIK 702162

FORM 20-F

(Mark one)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report ______________________

For the fiscal year ended		31 December 2005

Commission file number	1 – 9266

NATIONAL WESTMINSTER BANK Plc
ENGLAND
135 Bishopsgate, London, EC2M 3UR, England

Securities registered or to be registered pursuant to Section 12 (b) of the Act.
	Title of each class	Name of each exchange on which registered
-	American Depositary Shares, each representing one Non-Cumulative
	Dollar Preference Share of $25 each, Series B	New York Stock Exchange
-	American Depositary Shares, each representing one Non-Cumulative
	Dollar Preference Share of $25 each, Series C	New York Stock Exchange
-	Exchangeable Capital Securities, Series A*	New York Stock Exchange
*redeemed on 16 January 2006

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2005, the close of the period covered by the annual report.

- £1 Ordinary shares	1,678,176,558
- Non-Cumulative Dollar Preference Shares of $25 each, Series B	10,000,000
- Non-Cumulative Dollar Preference Shares of $25 each, Series C	12,000,000
- 9% Non-Cumulative Preference Shares of £1 each, Series A	140,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐	YES	☒	NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐	YES	☒	NO

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒	YES	☐	NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer ☐ Accelerated filer ☐ Non accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
☐	Item 17	☒	Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐	Yes	☒	No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐	Yes	☐	No

As a wholly-owned subsidiary of The Royal Bank of Scotland plc, which in turn is a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc, a public company with limited liability incorporated in Great Britain and which has its registered office in Scotland, National Westminster Bank Plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K, as applied to reports on Form 20-F, and is therefore filing its Form 20-F with a reduced disclosure format.

NATIONAL WESTMINSTER BANK Plc

ANNUAL REPORT ON FORM 20-F
FOR THE YEAR ENDED 31 DECEMBER 2005
CONTENTS

Item	Item Caption	Page

	Presentation of Information	4
PART I
1	Identity of Directors, Senior Management and Advisers	*
2	Offer Statistics and Expected Timetable	*
3	Key Information	6
	Selected financial data	*
	Capitalisation and indebtedness	*
	Reasons for the offer and use of proceeds	*
	Risk factors	9
4	Information on the Bank	10
	History and development of the Bank	10
	Business overview	10
	Organisational structure	10
	Property, plant and equipment	10
5	Operating and Financial Review and Prospects	11
	Operating results	11
	Liquidity and capital resources	37
	Research and development, patents, licences etc	*
	Trend information	*
	Off balance sheet arrangements	*
	Contractual obligations	*
6	Directors, Senior Management and Employees	38
	Directors and senior management	*
	Compensation	*
	Board practices	38
	Employees	*
	Share ownership	39
7	Major Shareholders and Related Party Transactions	*
	Major shareholders	*
	Related party transactions	*
	Interests of experts and counsel	*
8	Financial Information	41
	Consolidated statements and other financial information	41
	Significant changes	41

*	Not required because this Form 20-F is filed as an Annual Report, is not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or is otherwise not included herein.

9	The Offer and Listing	42
	Offer and listing details	42
	Plan of distribution	*
	Markets	43
	Selling shareholders	*
	Dilution	*
	Expenses of the issue	*
10	Additional Information	44
	Share capital	*
	Memorandum and articles of association	44
	Material contracts	44
	Exchange controls	44
	Taxation	44
	Dividends and paying agents	*
	Statement of experts	*
	Documents on display	*
	Subsidiary information	*
11	Quantitative and Qualitative Disclosure about Market Risk	49
12	Description of Securities other than Equity Securities	*
PART II
13	Defaults, Dividend Arrearages and Delinquencies	*
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
15	Controls and Procedures	50
16	Reserved	*
16	A Audit Committee financial expert	*
	B Code of ethics	*
	C Principal Accountant Fees and Services	70
	D Exemptions from the Listing Standards for Audit Committee	*
	E Purchases of Equity Securities by the Issuer and Affiliated Purchasers	*
PART III
17	Financial Statements	*
18	Financial Statements	51
19	Exhibits	136
	Signatures	137

*	Not required because this Form 20-F is filed as an Annual Report, is not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or is otherwise not included herein.

PRESENTATION OF INFORMATION

In this report, the term ‘Bank’ or ‘Company’ means National Westminster Bank Plc and ‘NatWest Group’ means the Bank and its subsidiary and associated undertakings.

National Westminster Bank Plc is a wholly-owned direct subsidiary of The Royal Bank of Scotland plc, which in turn is a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc. For the purpose of this report, the term ‘RBS Group’ means The Royal Bank of Scotland Group plc and its subsidiary and associated undertakings, including the Bank, and the term the ‘Royal Bank’ refers to The Royal Bank of Scotland plc.

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

International Financial Reporting Standards

As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of NatWest Group have been prepared, for the first time, in accordance with International Financial Reporting Standards adopted by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as endorsed by the European Union. NatWest Group, however, has taken advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 ‘Financial Instruments: Recognition and Measurement’ (IAS 39) and IAS 32 ‘Financial Instruments: Disclosure and Presentation’ (IAS 32) from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32 and IAS 39 on 1 January 2005 had a significant effect on NatWest Group’s balance sheet. To facilitate comparison, a balance sheet as at 1 January 2005 and a reconciliation of shareholders’ funds as at 31 December 2004 are shown on pages 126 and 128 respectively. For a further discussion of NatWest Group’s adoption of IFRS, see ‘Accounting Policies – Adoption of International Financial Reporting Standards’ on page 54.

NatWest Group’s 2004 financial statements were prepared in accordance with then current UK generally accepted accounting principles (“UK GAAP” or “previous GAAP”) comprising standards issued by the UK Accounting Standards Board, pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and provisions of the Companies Act 1985.

NatWest Group also presents information under generally accepted accounting principles in the US (“US GAAP”).

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

For a further discussion on certain risks faced by NatWest Group, see Risk Factors on page 9.

ITEM 3. KEY INFORMATION

The Company has omitted portions of this item on the basis of General Instruction I(2)(a) to Form 10-K.

As discussed on page 4, the consolidated financial statements of NatWest Group have been prepared in accordance with International Financial Reporting Standards. NatWest Group, however, has taken advantage of the option in IFRS 1 to implement IAS 32 and IAS 39 from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32 and IAS 39 on 1 January 2005 had a significant effect on NatWest Group's balance sheet. Therefore the income statements for 2005 and 2004 and the balance sheets at 31 December 2005 and 31 December 2004 discussed in the Operating and financial review are not directly comparable.

Financial data based upon IFRS:	2005	2004

Return on average total assets (1)	0.99%	1.21%

Return on average ordinary shareholders' equity (2)	29.6%	30.7%

Average shareholders’ equity as a percentage of average total assets	3.3%	4.2%
Risk asset ratio
Tier 1	10.1%	n/a
Total	14.1%	n/a

Ratio of earnings to combined fixed charges and preference share dividends(3) Including interest on deposits Excluding interest on deposits	1.84 4.02	2.11 5.62

Ratio of earnings to fixed charges only(3) Including interest on deposits Excluding interest on deposits	1.84 4.02	2.14 5.92

Financial data based upon US GAAP:	2005	2004	2003	2002	2001

Return on average total assets (1)	0.90%	1.02%	1.18%	1.18%	1.11%
Return on average ordinary shareholders' equity (2)	22.3%	23.7%	25.7%	27.5%	30.5%
Average shareholders' equity as a percentage of average
total assets	4.2%	4.5%	4.9%	4.6%	3.9%
Ratio of earnings to combined fixed charges and
preference share dividends (3)
Including interest on deposits	1.74	1.99	2.50	2.28	1.73
Excluding interest on deposits	3.66	5.19	6.82	4.48	5.12
Ratio of earnings to fixed charges only (3)
Including interest on deposits	1.75	2.01	2.55	2.32	1.75
Excluding interest on deposits	3.78	5.48	7.37	4.69	5.42

Financial data based upon UK GAAP:	2004	2003	2002	2001

Return on average total assets (1)	1.30%	1.21%	1.02%	0.95%
Return on average ordinary shareholders' equity (2)	28.8%	25.6%	21.9%	24.3%
Average shareholders' equity as a percentage of average
total assets	4.8%	5.0%	5.0%	4.2%
Risk asset ratio
Tier 1	8.0%	9.2%	8.9%	7.9%
Total	11.6%	13.3%	13.0%	12.3%
Ratio of earnings to combined fixed charges and
preference share dividends (3)
Including interest on deposits	2.20	2.52	2.04	1.58
Excluding interest on deposits	6.10	6.92	3.82	4.30
Ratio of earnings to fixed charges only (3)
Including interest on deposits	2.23	2.57	2.07	1.60
Excluding interest on deposits	6.44	7.48	4.00	4.56

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
(3)	For this purpose, earnings consist of income before taxes and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’):

US dollars per £1	May	April	March	February	January	December
	2006	2006	2006	2006	2006	2005
Noon buying rate
High	1.8911	1.8220	1.7567	1.7807	1.7885	1.7740
Low	1.8286	1.7389	1.7256	1.7343	1.7404	1.7188

	31 December
US dollars per £1
	2005	2004	2003	2002	2001
Noon buying rate
Year end rate	1.7188	1.9160	1.7842	1.6095	1.4543
Average rate for the year (1)	1.8147	1.8356	1.6450	1.5043	1.4396
Consolidation rate (2)
Year end rate	1.7214	1.9346	1.7857	1.6128	1.4498
Average rate for the year	1.8198	1.8325	1.6354	1.5032	1.4401

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the year.
(2)	The rates used by NatWest Group for translating dollars into sterling in the preparation of its consolidated financial statements.
(3)	On 20 June 2006, the Noon Buying Rate was £1.00 = $1.8399.

RISK FACTORS

Set out below are certain risk factors which could affect NatWest Group’s future results and cause them to be materially different from expected results. NatWest Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The financial performance of NatWest Group is affected by borrower credit quality and general economic conditions, in particular in the UK. Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of NatWest Group’s businesses. Adverse changes in the credit quality of NatWest Group’s borrowers and counterparties or a general deterioration in UK, or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of NatWest Group’s assets and require an increase in the provision for impairment losses and other provisions.

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

The risk of litigation is inherent in NatWest Group’s operations In the ordinary course of NatWest Group’s business, legal actions, claims against and by NatWest Group and arbitrations arise; the outcome of such legal proceedings could affect the financial performance of NatWest Group.

NatWest Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which in operates NatWest Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the profitability of NatWest Group. Revisions to tax legislation or to its interpretation might also affect NatWest Group's results in the future.

ITEM 4. INFORMATION ON THE BANK

The Company has omitted portions of this item on the basis of General Instructions I(2)(a) and (d) to Form 10-K.

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

National Westminster Bank Plc was acquired by The Royal Bank of Scotland Group plc on 6 March 2000 and was its wholly-owned direct subsidiary until 31 January 2003 when ownership of the entire issued ordinary share capital was transferred to the Royal Bank.

BUSINESS OVERVIEW

Since being acquired by The Royal Bank of Scotland Group plc in 2000, NatWest Group has operated and been managed as a member of the overall RBS Group. As part of the integration of NatWest Group to the RBS Group a number of businesses and assets have been transferred between NatWest Group and the Royal Bank to bring together similar operations and functions. In the RBS Group, all new large corporate relationships are domiciled in the Royal Bank. In the retail banking division in the UK, RBS Group has retained and promotes both the NatWest and the Royal Bank brands, which compete with each other.

A central Manufacturing function provides services to entities in the RBS Group. Allocations of manufacturing costs are made on appropriate bases to individual legal entities, including NatWest.

At 31 December 2005, NatWest Group had total assets of £260.6 billion and shareholders’ equity of £9.4 billion.

The RBS Group operates on an integrated basis through a divisional structure. The divisions relevant to NatWest Group are Corporate Markets (formerly Corporate Banking & Financial Markets), Retail Markets (comprising Retail Banking, Retail Direct and Wealth Management), Ulster Bank and Manufacturing.

ORGANISATIONAL STRUCTURE

The company is a wholly-owned subsidiary of the Royal Bank. The ultimate holding company is The Royal Bank of Scotland Group plc, which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The principal subsidiary undertakings of NatWest Group and their activities are detailed in Note 14 to the Consolidated Financial Statements.

The ownership of National Westminster Home Loans Limited, a home mortgage finance business, was transferred to the Royal Bank on 31 December 2005.

DESCRIPTION OF PROPERTY AND EQUIPMENT

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2005, NatWest had 1,631 retail branches in the UK. Ulster Bank including First Active had a network of 272 branches in Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by NatWest and its subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group’s properties include its principal office in London at 135 Bishopsgate.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2005 was £270 million (2004 – £226 million).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company has omitted portions of this item on the basis of General Instruction I(2)(a) to Form 10-K. For a discussion of critical accounting policies that are considered by the directors to be the most important to the portrayal of its financial condition, see pages 54 to 62. In addition, for a discussion of accounting developments, see page 62.

OPERATING RESULTS

As discussed on page 4, the consolidated financial statements of NatWest Group have been prepared in accordance with International Financial Reporting Standards. NatWest Group has taken advantage of the option in IFRS 1 to implement IAS 32 and IAS 39 from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32 and IAS 39 on 1 January 2005 had a significant effect on NatWest Group's balance sheet. Therefore the income statements for 2005 and 2004 and the balance sheets at 31 December 2005 and 31 December 2004 are not directly comparable.

Overview of results

The following table summarises NatWest Group's results for each of the two years ended 31 December 2005:

Consolidated income statement	Discontinued*	Continuing	Discontinued*	Continuing
	2005	2005	2004	2004

	£m	£m	£m	£m
Net interest income	212	4,249	265	4,118

Fees and commissions receivable	43	3,663	51	3,384
Fees and commissions payable	(34)	(926)	(38)	(845)
Income from trading activities	-	808	-	887
Other operating income	-	635	-	201

Non-interest income	9	4,180	13	3,627

Total income	221	8,429	278	7,745

Administrative expenses
- staff costs**	-	1,477	-	1,326
- premises and equipment**	-	114	-	197
- other**	70	2,440	52	2,131
Depreciation and amortisation	-	382	1	461

Operating expenses	70	4,413	53	4,115

Operating profit before impairment losses	151	4,016	225	3,630
Impairment losses	4	752	(5)	630

Operating profit before tax	147	3,264	230	3,000
Tax	44	904	69	797

Operating profit after tax	103	2,360	161	2,203

Discontinued operations		103		161

Profit for the year		2,463		2,364

* NatWest Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to the Royal Bank on 31 December 2005 at neither a profit nor a loss.

**Includes integration expenditure.

2005 compared with 2004

Profit

The implementation of IAS 32 and IAS 39 on 1 January 2005 affected the timing of recognition of income and costs, classification of debt and equity and impairment provisions in 2005.

Operating profit before tax was up 6%, from £3,230 million to £3,411 million. Good underlying organic income growth was partially offset by the adverse impact on income of implementing IAS 32 and IAS 39 on 1 January 2005.

Total income

Total income was up 8% or £627 million to £8,650 million. This reflected growth across the NatWest Group and also included net gain of £332 million on sale of strategic investments. The effect of implementing the requirements of IAS 32 and IAS 39 on 1 January 2005 was to reduce total income. Under IFRS, certain lending fees are deferred over the life of the financial asset and interest is recognised on a constant yield basis. The implementation of IAS 32 also resulted in NatWest Group’s preference shares being reclassified as debt; accordingly the interest thereon is included in interest payable.

Net interest income increased by 2% to £4,461 million. Average loans and advances to customers and average customer deposits grew by 19% and 14% respectively. The implementation of IAS 32 and IAS 39 on 1 January 2005 led to a reduction in net interest income. Interest income is recognised on a constant yield basis under IFRS; under UK GAAP interest was recognised on an accrual basis. Interest payable also increased due to the reclassification of NatWest Group’s preference shares.

Non-interest income increased by 15% to £4,189 million with good growth in banking fee income and financial markets income. The effect of implementing the requirements of IAS 39 on 1 January 2005 was to reduce non-interest income, principally due to the deferral of certain lending fees.

Operating expenses

Operating expenses rose by 8% to £4,483 million, partly due to the implementation of IAS 39 on 1 January 2005.

Integration costs

Integration costs were £163 million compared with £297 million in 2004. Included are software costs relating to the integration of NatWest with RBS Group which were written-off as incurred under UK GAAP but on transition to IFRS were capitalised and amortised. All such software is now fully amortised.

Impairment losses

Impairment losses were £756 million compared with £625 million in 2004. Overall credit quality remained strong in 2005. The effect of implementing the requirements of IAS 39 on 1 January 2005 was to increase loan impairment losses.

Risk elements in lending and potential problem loans represented 2.19% of gross loans and advances to customers excluding reverse repos at 31 December 2005 (31 December 2004 – 2.61%).

Provision coverage of risk elements in lending and potential problem loans was 63% compared with 64% at 31 December 2004.

Balance sheet

Total assets of £260.6 billion at 31 December 2005 were up £63.4 billion, 32%, compared with 31 December 2004, with £35.8 billion of this increase arising from grossing-up following the implementation of IAS 32 and IAS 39 on 1 January 2005, and the balance reflecting business growth.

Loans and advances to customers (excluding £26.9 billion relating to NatWest Home Loans which was sold on 31 December 2005) were up 53%, £55.2 billion to £159.9 billion and loans and advances to banks increased by £26.0 billion to £56.0 billion, reflecting the implementation of IAS 32 and IAS 39 on 1 January 2005 and business growth.

Customer accounts were up £31.8 billion, 25% to £157.9 billion with £20.0 billion arising from the implementation of IAS 32 and IAS 39, largely reflecting the grossing up of previously netted deposits. Excluding this and repos, which decreased £3.7 billion, 15% to £20.7 billion, deposits rose by £15.5 billion, 13%, to £137.3 billion with good growth in all divisions.

Capital ratios at 31 December 2005 were 10.1% (Tier 1) and 14.1% (Total).

Net interest income
	2005	2004

	£m	£m

Interest receivable	8,492	7,180
Interest payable	(4,031)	(2,797)

Net interest income	4,461	4,383

	%	%
Gross yield on interest-earning assets of banking business	5.73	5.66
Cost of interest-bearing liabilities of banking business	(3.22)	(2.72)

Interest spread of banking business	2.51	2.94
Benefit from interest-free funds	0.50	0.52

Net interest margin of banking business	3.01	3.46

The following table gives average interest rates, yields and margins.

	2005	2004

	%	%
Yields, spreads and margins of the banking business:
Gross yield (1)
Group	5.73	5.66
UK	6.11	5.97
Overseas	4.55	4.43
Interest spread (2)
Group	2.51	2.94
UK	2.89	3.21
Overseas	1.32	1.89
Net interest margin (3)
Group	3.01	3.46
UK	3.32	3.65
Overseas	2.03	2.69
The Bank’s base rate	4.65	4.38
London inter-bank three month offered rate:
Sterling	4.76	4.64
Eurodollar	3.56	1.62
Euro	2.18	2.11

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Average balance sheets and interest rates

The following table shows average balances and interest rates for each of the past two years.

		2005			2004

	Average balance	Interest	Average rate	Average balance	Interest	Average rate

ASSETS	£m	£m	%	£m	£m	%
Loans and advances to banks
UK	18,461	762	4.13	17,652	733	4.15
Overseas	7,127	234	3.28	5,743	170	2.96
Loans and advances to customers (1)
UK	93,135	6,066	6.51	82,335	5,273	6.40
Overseas	26,977	1,332	4.94	18,770	922	4.91
Debt securities
UK	769	35	4.55	1,242	42	3.38
Overseas	1,689	63	3.73	1,023	40	3.91

Total interest-earning assets – Banking business	148,158	8,492	5.73	126,765	7,180	5.66

Total interest-earning assets – Trading business (2)	68,521			48,289

Total interest-earning assets	216,679			175,054
Non-interest-earning assets	30,077			16,303

Total assets	246,756			191,357

Percentage of assets applicable to overseas operations	46.7%			43.2%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits by banks
UK	4,669	183	3.92	3,820	142	3.72
Overseas	11,251	374	3.32	6,924	167	2.41
Customer accounts
- demand deposits
UK	46,585	1,156	2.48	39,899	808	2.03
Overseas	4,361	86	1.97	3,651	69	1.89
- savings deposits
UK	17,733	517	2.92	14,781	390	2.64
Overseas	1,078	26	2.41	969	23	2.37
- other time deposits
UK	21,531	921	4.28	20,285	753	3.71
Overseas	7,125	244	3.42	4,841	139	2.87
Debt securities in issue
UK	1,650	75	4.55	844	42	4.98
Overseas	3,692	146	3.95	1,023	40	3.91
Loan capital
UK	5,440	290	5.33	5,802	222	3.83
Overseas	488	28	5.74	133	8	6.02
Internal funding of trading business	(509)	(15)	2.95	(211)	(6)	2.84

Total interest-bearing liabilities – Banking business	125,094	4,031	3.22	102,761	2,797	2.72

Total interest-bearing liabilities – Trading business (2)	67,726			47,659

Total interest-bearing liabilities	192,820			150,420
Non-interest bearing liabilities
Demand deposits
UK	13,855			13,732
Overseas	3,154			3,273
Other liabilities	28,670			15,947
Shareholders' equity	8,257			7,985

Total liabilities and shareholders' equity	246,756			191,357

Percentage of liabilities applicable to overseas operations	45.3%			41.9%

Notes:
(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Changes in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the year and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2005 compared with 2004

	Increase/(decrease) due to changes in:

	Average volume	Average rate	Net change

	£m	£m	£m

INTEREST-EARNING ASSETS
Loans and advances to banks
UK	33	(4)	29
Overseas	44	20	64
Loans and advances to customers
UK	701	92	793
Overseas	404	6	410
Debt securities
UK	(19)	12	(7)
Overseas	25	(2)	23

Total interest receivable of banking business
UK	715	100	815
Overseas	473	24	497

	1,188	124	1,312

INTEREST-BEARING LIABILITIES
Deposits by banks
UK	(33)	(8)	(41)
Overseas	(129)	(78)	(207)
Customer accounts
- demand deposits	(150)	(198)	(348)
UK	(14)	(3)	(17)
Overseas
- savings deposits	(83)	(44)	(127)
UK	(3)	-	(3)
Overseas
- other time deposits	(48)	(120)	(168)
UK	(75)	(30)	(105)
Overseas
Debt securities in issue
UK	(37)	4	(33)
Overseas	(106)	-	(106)
Loan capital
UK	15	(83)	(68)
Overseas	(20)	-	(20)
Internal funding of trading business	9	-	9

Total interest payable of banking business
UK	(327)	(449)	(776)
Overseas	(347)	(111)	(458)

	(674)	(560)	(1,234)

Movement in net interest income
UK	388	(349)	39
Overseas	126	(87)	39

	514	(436)	78

Net interest income

As discussed on page 4, the Group implemented IFRS with effect from 1 January 2004. The average balance sheet and related data presented for 2003 on pages 16 to 18 are based on UK GAAP and are therefore not directly comparable with the average balance sheet and related data for 2004 or 2005, each of which is based on IFRS. For a more complete discussion of the Group’s adoption of IFRS, see ‘Accounting Policies – Adoption of International Financial Reporting Standards’ on page 54.

UK GAAP
2003

£m

Interest receivable	5,979
Interest payable	(1,947)

Net interest income	4,032

%
Gross yield on interest-earning assets of banking business	5.35
Cost of interest-bearing liabilities of banking business	(2.21)

Interest spread of banking business	3.14
Benefit from interest-free funds	0.47

Net interest margin of banking business	3.61

The following table gives average interest rates, yields and margins.

UK GAAP
2003

%
Yields, spreads and margins of the banking business:
Gross yield (1)
Group	5.35
UK	5.50
Overseas	4.35
Interest spread (2)
Group	3.14
UK	3.26
Overseas	2.40
Net interest margin (3)
Group	3.61
UK	3.70
Overseas	2.99
The Bank’s base rate	3.74
London inter-bank three month offered rate:
Sterling	3.74
Eurodollar	1.22
Euro	2.33

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Average balance sheets and interest rates

The following table shows average balances and interest rates for the year ended 31 December 2003 under UK GAAP.

	UK GAAP 2003

	Average		Average
	balance	Interest	rate

ASSETS	£m	£m	%
Loans and advances to banks
UK	17,576	590	3.36
Overseas	4,708	113	2.40
Loans and advances to customers (1)
UK	78,053	4,695	6.02
Overseas	9,972	527	5.28
Debt securities
UK	1,228	44	3.58
Overseas	247	10	4.05

Total interest-earning assets – Banking business	111,784	5,979	5.35

Total interest-earning assets – Trading business (2)	48,794

Total interest-earning assets	160,578
Non-interest-earning assets	16,514

Total assets	177,092

Percentage of assets applicable to overseas operations	41.3%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits by banks
UK	4,634	149	3.22
Overseas	2,725	60	2.20
Customer accounts
- demand deposits
UK	38,161	518	1.36
Overseas	2,554	21	0.82
- savings deposits
UK	10,196	253	2.48
Overseas	369	5	1.36
- other time deposits
UK	20,321	638	3.14
Overseas	4,508	108	2.40
Debt securities in issue
UK	263	8	3.04
Overseas	241	8	3.32
Loan capital
UK	5,844	213	3.64
Overseas	30	1	3.33
Internal funding of trading business	(1,621)	(35)	2.16

Total interest-bearing liabilities – Banking business	88,225	1,947	2.21

Total interest-bearing liabilities – Trading business (2)	48,241

Total interest-bearing liabilities	136,466
Non-interest bearing liabilities
Demand deposits
UK	13,577
Overseas	2,370
Other liabilities	15,865
Shareholders’ funds	8,814

Total liabilities and shareholders’ equity	177,092

Percentage of liabilities applicable to overseas operations	40.0%

Notes:
(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Changes in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the year and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2004 compared with 2003

	Increase/(decrease) due to changes in

	Average	Average	Net
	volume	rate	change

	£m	£m	£m
INTEREST-EARNING ASSETS
Loans and advances to banks
UK	3	140	143
Overseas	28	29	57
Loans and advances to customers
UK	269	309	578
Overseas	434	(39)	395
Debt securities
UK	-	(2)	(2)
Overseas	30	-	30

Total interest receivable of banking business
UK	272	447	719
Overseas	492	(10)	482

	764	437	1,201

INTEREST-BEARING LIABILITIES
Deposits by banks
UK	28	(21)	7
Overseas	(101)	(6)	(107)
Customer accounts
- demand deposits
UK	(25)	(265)	(290)
Overseas	(12)	(36)	(48)
- savings deposits
UK	(120)	(17)	(137)
Overseas	(12)	(6)	(18)
- other time deposits
UK	1	(116)	(115)
Overseas	(8)	(23)	(31)
Debt securities in issue
UK	(26)	(8)	(34)
Overseas	(30)	(2)	(32)
Loan capital
UK	2	(11)	(9)
Overseas	(6)	(1)	(7)
Internal funding of trading business	(37)	8	(29)

Total interest payable of banking business
UK	(177)	(430)	(607)
Overseas	(169)	(74)	(243)

	(346)	(504)	(850)

Movement in net interest income
UK	95	17	112
Overseas	323	(84)	239

	418	(67)	351

Overview of balance sheet
Summary consolidated balance sheet
	2005	2004

	£m	£m
Assets
Cash and balances at central banks	1,568	1,589
Treasury bills and other eligible bills	770	172
Loans and advances to banks	55,995	29,982
Loans and advances to customers	159,943	131,679
Debt securities and equity shares	29,568	23,764
Other assets	12,759	10,035

Total assets	260,603	197,221

Liabilities
Deposits by banks	46,001	23,873
Customer accounts	157,924	126,119
Debt securities in issue	10,801	3,597
Other liabilities	29,045	29,407
Subordinated liabilities	6,648	5,808
Minority interests	744	408
Shareholders’ equity	9,440	8,009

Total liabilities and equity	260,603	197,221

Analysis of repurchase agreements

	2005	2004

	£m	£m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	13,135	6,858
Loans and advances to customers	15,036	17,596

	28,171	24,454

Repurchase agreements and stock lending
Deposits by banks	19,569	14,855
Customer accounts	20,664	15,486

	40,233	30,341

Overview – summary consolidated balance sheet

31 December 2005 compared with 31 December 2004

Total assets of £260.6 billion at 31 December 2005 were up £63.4 billion, 32%, compared with 31 December 2004, with £35.8 billion of this increase arising from the implementation of IAS 32 and IAS 39 on 1 January 2005, and the balance reflecting business growth.

Loans and advances to banks rose £26.0 billion to £56.0 billion. Excluding the effects of implementing IAS 32 and IAS 39, they increased £13.8 billion, 33%, with growth in reverse repurchase agreements and stock borrowing (“reverse repos”), which increased by £5.9 billion, 83%, to £13.1 billion, and bank placings up £7.8 billion, 22%, to £42.9 billion.

Loans and advances to customers were up £28.3 billion, 21%, at £159.9 billion of which £21.3 billion resulted from the implementation of IAS 32 and IAS 39, mainly due to the grossing up of previously netted customer balances. Excluding this and a decrease in reverse repos, down 43%, £11.4 billion to £15.0 billion, customer lending was up £18.4 billion, 15%, reflecting organic growth across all divisions.

Debt securities and equity shares increased by £5.8 billion, 24%, to £29.6 billion, principally due to increased holdings in Corporate Markets.

Other assets increased by £2.7 billion, 27% to £12.8 billion, largely due to the increase in derivatives at fair value resulting from the implementation of IAS 32 and IAS 39, with £2.0 billion arising from the grossing up of previously netted balances.

Deposits by banks increased by £22.1 billion, 93%, to £46.0 billion, of which £12.2 billion arose from the implementation of IAS 32 and IAS 39. The remaining £9.9 billion was raised to fund business growth both through higher inter-bank deposits, up £5.5 billion, 26%, to £26.4 billion and increased repurchase agreements and stock lending (“repos”), up 29%, from £15.2 billion to £19.6 billion.

Customer accounts were up £31.8 billion, 25% at £157.9 billion with £20.0 billion arising from the implementation of IAS 32 and IAS 39, largely reflecting the grossing up of previously netted deposits. Excluding this and repos, which decreased £3.7 billion, 15%, to £20.7 billion, deposits rose by £15.5 billion, 13%, to £137.3 billion with good growth in all divisions.

Debt securities in issue increased by £7.2 billion to £10.8 billion, with £1.5 billion resulting from the implementation of IAS 39, and £5.7 billion raised primarily to meet the NatWest Group’s funding requirements.

Subordinated liabilities were up £0.8 billion, 14%, to £6.6 billion, including £0.5 billion due to the reclassification as debt of NatWest Group’s existing preference share capital following the implementation of IAS 32. The balance, £0.3 billion, reflected the issue of £0.3 billion dated loan capital and exchange rate movements of £0.2 billion which were partially offset by the redemption of £0.2 billion dated loan capital.

Shareholders’ equity increased by £1.4 billion, 18%, to £9.4 billion. The implementation of IAS 32 and IAS 39 reduced shareholders’ equity by £0.6 billion, largely as a result of the reclassification as debt of NatWest Group’s preference share capital. Excluding this, shareholders’ equity was up by £2.1 billion, 28%, primarily reflecting the profit for the period of £2.4 billion, partly offset by the payment of ordinary dividends, £0.3 billion.

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

Analysis of loans to customers by geographical area and type of customer - IFRS

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included within the ‘within 1 year’ category.

	Within 1 year	After 1 but within 5 years	After 5 years	IFRS 2005 Total	IFRS 2004

	£m	£m	£m	£m

					£m
UK

Central and local government	1,667	-	1	1,668

					128
Manufacturing	4,476	441	463	5,380

					2,742
Construction	2,818	711	744	4,273

					2,811
Finance	33,163	1,323	341	34,827

					1,597
Service industries and business activities	11,378	3,472	4,853	19,703

					13,876
Agriculture, forestry and fishing	859	393	597	1,849

					1,739
Property	3,697	2,859	4,143	10,699

					8,581
Individuals - home mortgages	1,297	584	865	2,746

					29,434
Individuals - other	7,326	4,703	2,623	14,652

					14,051
Finance leases and instalment credit	10	169	141	320

					356
Accrued interest	202	-	-	202

					-

Total domestic	66,893	14,655	14,771	96,319

					75,315
Overseas residents	9,617	525	2,307	12,449

					11,413

Total UK offices	76,510	15,180	17,078	108,768

					86,728

Overseas

United States	15,261	857	7,821	23,939

					24,662
Rest of the World	14,814	3,540	10,910	29,264

					22,223

Total overseas offices	30,075	4,397	18,731	53,203

					46,885

Loans and advances to customers – gross	106,585	19,577	35,809	161,971

					133,613

Loan impairment provisions				(2,028)	(1,934)

Loans and advances to customers – net				159,943

					131,679

Fixed rate	17,853	6,322	7,648	31,823

					40,861
Variable rate	88,732	13,255	28,161	130,148

					92,752

Loans and advances to customers – gross	106,585	19,577	35,809	161,971

					133,613

For further information regarding NatWest Group’s operations by geographical area, see Note 40 to the Consolidated Financial Statements.

Loan impairment provisions

Provisioning policy

NatWest Group’s approach to managing credit risk is discussed in note 32 to the Consolidated Financial Statements and its accounting policy for impairment of financial assets is set out on page 58.

Loan impairment provisions - IFRS

For a discussion of the factors considered in determining the amount of the provisions, see ‘Provision analysis’ and ‘Provision methodology’ on page 98. The following table shows the elements of loan impairment provisions.

	2005	2004

	£m	£m
Provisions at beginning of year
Domestic	1,654	1,358
Foreign	471	547

	2,125	1,905

Currency translation and other adjustments
Domestic	7	-
Foreign	(9)	(27)
Acquisition/(disposal) of subsidiaries
Domestic	(23)	-
Foreign	16	35
Amounts written-off
Domestic	(639)	(425)
Foreign	(179)	(170)
Recoveries of amounts written-off in previous years
Domestic	44	41
Foreign	12	4
Transfers to immediate parent company
Domestic	-	(48)
Foreign	-	-
Charge to income statement
Domestic	704	470
Foreign	49	155
Discount unwind
Domestic	(67)
Foreign	(9)
Provisions at end of year
Domestic	1,680	1,396
Foreign	351	544

	2,031	1,940

Gross loans and advances to customers
Domestic	96,319	75,315
Foreign	65,652	58,298

	161,971	133,613

Closing customer provisions as a % of gross loans and advances to customers
Domestic	1.74%	1.85%
Foreign	0.53%	0.92%

	1.25%	1.45%

Customer charge to income statement as a % of gross loans and advances to customers
Domestic	0.73%	0.62%
Foreign	0.07%	0.27%

	0.46%	0.47%

The following table presents additional information with respect to loan impairment provisions.

	2005	2004

	£m	£m
Loans and advances to customers (gross)	161,971	133,613

Loan impairment provisions at end of year:
Customers	2,028
Banks	3
Specific provisions – customers		1,651
Specific provisions – banks		6
General provision		283

	2,031	1,940

Customer provision at end of year as a % of loans and advances to customers at end of year:
Specific provisions		1.24%
General provision		0.21%

		1.45%

Average loans and advances to customers (gross)	162,733	117,249

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	0.46%	0.53%

Amounts written-off (net of recoveries) – customers	0.47%	0.47%

Analysis of closing loan impairment provisions - IFRS

The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2005		2004

	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans

	£m	%	£m	%
Domestic
Central and local government	-	1.0		0.1
Manufacturing	70	3.3	80	2.1
Construction	48	2.7	50	2.1
Finance	17	21.5	16	1.2
Service industries and business activities	411	12.2	299	10.4
Agriculture, forestry and fishing	20	1.1	17	1.3
Property	38	6.6	27	6.4
Individuals
- home mortgages	3	1.7	9	22.0
- other	921	9.1	716	10.5
Finance leases and instalment credit	-	0.2	45	0.3
Accrued interest	-	0.1

Total domestic	1,528	59.5	1,259	56.4
Foreign	298	40.5	392	43.6

Impaired book provisions	1,826	100.0		100.0

Latent book provisions	202
Specific provisions			1,651
General provision			283

Total provisions	2,028		1,934

Write-offs - IFRS

The following table analyses amounts written-off by geographical area and type of domestic customer:

	2005	2004

	£m	£m
Domestic
Manufacturing	26	25
Construction	13	9
Finance	2	1
Service industries and business activities	82	78
Agriculture, forestry and fishing	3	3
Property	7	12
Individuals - home mortgages	1	-
Individuals - others	503	296

Total domestic	637	424
Foreign	179	171

Total write-offs	816	595

Recoveries - IFRS

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer:

	2005	2004

	£m	£m
Domestic
Manufacturing	1	-
Service industries and business activities	1	1
Individuals - others	41	39

Total domestic	43	40
Foreign	-	5

Total recoveries	43	45

Risk elements in lending and potential problem loans - IFRS

NatWest Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The following table shows the estimated amount of loans that would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

IAS 39 requires interest to be recognised on a financial asset (or a group of financial assets) after impairment at the rate of interest used to discount recoveries when measuring the impairment loss. Thus, interest on impaired financial assets is credited to profit or loss as the discount on expected recoveries unwinds. Despite this, such assets are not considered performing. All loans that have an impairment provision are classified as non-accrual. This is a change from past practice where certain loans with provisions were classified as past due 90 days or potential problem loans (and interest accrued on them).

	2005	2004

	£m	£m
Loans accounted for on a non-accrual basis (2):
Domestic	2,700	1,966
Foreign	487	565

Total	3,187	2,531

Accruing loans which are contractually past due
90 days or more as to principal or interest (3):
Domestic	2	342
Foreign	7	60

Total	9	402

Loans not included above which are classified as
“troubled debt restructurings” by the SEC:
Domestic	-	-
Foreign	-	-

Total	-	-

Total risk elements in lending	3,196	2,933

Potential problem loans (4)
Domestic	11	13
Foreign	5	83

Total	16	96

Closing provisions for impairment as a % of total risk elements in lending	63%	66%

Closing provisions for impairment as a % of total risk elements in lending
and potential problem loans	63%	64%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	2.18%	2.53%

Notes:
(1)	For the analysis above, “Domestic” consists of the United Kingdom domestic transactions of NatWest Group. “Foreign” comprises NatWest Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2)	All loans against which an impairment provision is held are reported in the non-accrual category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for over-collateralised non-revolving credit facilities.
(4)	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

	2005	2004

	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	99	130
Foreign	21	31

	120	161

Interest on non-accrual and restructured loans included in net interest income
Domestic	67	41
Foreign	9	-

	76	41

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

At 31 December 2005 and 2004, NatWest Group had no cross border outstandings in excess of 0.75% of total assets (including acceptances).

Liabilities

Analysis of deposits - IFRS

Analysis of deposits by product type and geographical area - IFRS

The following table shows the distribution of NatWest Group's deposits by product type and geographical area.

	2005	2004

	£m	£m
UK
Domestic:
Demand deposits - interest-free	23,825	17,579
- interest-bearing	54,048	42,621
Time deposits - savings	17,234	13,506
- other	25,011	21,039
Overseas residents:
Demand deposits - interest-free	329	221
- interest-bearing	4,326	1,773
Time deposits - savings	892	971
- other	873	3,588

Total UK offices	126,538	101,298

Overseas
Demand deposits - interest-free	3,629	3,038
- interest-bearing	9,244	4,032
Time deposits - savings	1,097	1,064
- other	63,417	40,560

Total overseas offices (see below)	77,387	48,694

Total deposits	203,925	149,992

Held for trading	16,961
Fair value through profit or loss	1,339
Amortised cost	185,625

Banking business		119,848
Trading business		30,144

Total deposits	203,925	149,992

Overseas offices
United States	43,432	28,080
Rest of the World	33,955	20,614

Total overseas offices	77,387	48,694

Note:
(1)	Presentation of product analysis data has been refined and 2004 has been restated onto a basis consistent with 2005.

Short-term borrowings - IFRS

The following table shows details of NatWest Group’s short-term borrowings.

	2005	2004

	£m	£m
Commercial paper:
Outstanding at 31 December	2,343	1,760
Maximum amount outstanding at any month-end during the year	3,326	2,211
Approximate average amount outstanding during the year	2,863	1,495
Approximate weighted average interest rate during the year	3.0%	2.4%
Approximate weighted average interest rate at 31 December	4.4%	2.4%
Other short-term borrowings:
Outstanding at 31 December	37,513	29,250
Maximum amount outstanding at any month-end during the year	44,172	30,868
Approximate average amount outstanding during the year	37,147	27,859
Approximate weighted average interest rate during the year	3.9%	2.1%
Approximate weighted average interest rate at 31 December	4.1%	2.2%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. “Other short-term borrowings” consist principally of borrowings in the money markets included within “Deposits by banks” and “Customer accounts” in the Consolidated Financial Statements, and generally have original maturities of one year or less.

Certificates of deposit and other time deposits - IFRS

The following table shows details of NatWest Group's certificates of deposit issued and other time deposits over £50,000 (or the equivalent of $100,000 for currencies other than sterling) at 31 December 2005, by time remaining until maturity:

	Within 3 months	Over 3 but within 6 months	Over 6 but within 12 months
				Over 12 months	2005 Total

	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	1,517	140	58	-	1,715
Other time deposits	18,015	356	52	37	18,460

Overseas based companies and branches
Certificates of deposit	1,222	956	747	-	2,925
Other time deposits	45,729	2,874	372	917	49,892

Total	66,483	4,326	1,229	954	72,992

Amounts in accordance with UK GAAP

Analysis of loans to customers by geographical area and type of customer – UK GAAP

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer. Overdrafts are included within the ‘within 1 year’ category.

	2004	2003	2002	2001

	£m	£m	£m	£m
UK
Central and local government	128	127	215	95
Manufacturing	2,742	2,896	3,751	3,421
Construction	2,811	2,356	2,088	1,857
Finance	1,278	742	1,091	1,159
Service industries and business activities	13,855	12,680	11,531	12,263
Agriculture, forestry and fishing	1,739	1,731	1,689	1,647
Property	8,581	6,964	5,486	4,694
Individuals - home mortgages	29,434	24,545	22,286	20,425
Individuals - other	14,051	12,760	11,690	10,287
Finance leases and instalment credit	356	1,961	11,456	11,092

Total domestic	74,975	66,762	71,283	66,940
Overseas residents	11,413	13,263	15,448	17,694

Total UK offices	86,388	80,025	86,731	84,634

Overseas
United States	24,676	12,034	16,868	8,157
Rest of the World	22,223	12,411	10,618	9,950

Total overseas offices	46,899	24,445	27,486	18,107

Loans and advances to customers – gross	133,287	104,470	114,217	102,741
Provisions for bad and doubtful debts	(1,934)	(1,898)	(2,095)	(2,123)

Loans and advances to customers – net	131,353	102,572	112,122	100,618

Fixed rate	40,761	25,573	37,143	25,224
Variable rate	92,526	78,897	77,074	77,517

Gross loans and advances to customers – by maturity
	133,287	104,470	114,217	102,741

For further information regarding NatWest Group's operations by geographical area, see Note 40 to the Consolidated Financial Statements.

Provision for bad and doubtful debts – UK GAAP

The following table shows the elements of provisions for bad and doubtful debts under UK GAAP:

	2004	2003	2002	2001

	£m	£m	£m	£m
Provisions at beginning of year
Domestic	1,358	1,559	1,656	1,723
Foreign	547	543	475	375

	1,905	2,102	2,131	2,098

Currency translation and other adjustments
Domestic	-	-	5	(15)
Foreign	(27)	-	(15)	13
Acquisition/(disposal) of subsidiaries
Domestic	-	(156)	-	(28)
Foreign	35	4	-	(10)
Amounts written-off
Domestic	(425)	(467)	(418)	(372)
Foreign	(170)	(139)	(126)	(84)
Recoveries of amounts written-off in previous years
Domestic	41	8	13	10
Foreign	4	4	4	9
Transfers to immediate parent company
Domestic	(48)	-	-	-
Foreign	-	-	-	-
Charge to profit and loss account
Domestic	470	414	303	338
Foreign	155	135	205	172
Provisions at end of year
Domestic	1,396	1,358	1,559	1,656
Foreign	544	547	543	475

	1,940	1,905	2,102	2,131

Gross loans and advances to customers
Domestic	74,975	66,762	71,283	66,940
Foreign	58,312	37,708	42,934	35,801

	133,287	104,470	114,217	102,741

Closing customer provisions as a % of gross loans
and advances to customers
Domestic	1.86%	2.03%	2.19%	2.47%
Foreign	0.93%	1.45%	1.25%	1.30%

	1.46%	1.82%	1.83%	2.07%

Customer charge against profit as a % of gross loans
and advances to customers
Domestic	0.63%	0.62%	0.43%	0.50%
Foreign	0.27%	0.36%	0.48%	0.48%

	0.47%	0.53%	0.44%	0.50%

The following table presents additional information with respect to provisions for bad and doubtful debts.

	2004	2003	2002	2001

	£m	£m	£m	£m

Loans and advances to customers (gross)	133,287	104,470	114,217	102,741

Provisions at end of year:
Specific provisions – customers	1,651	1,528	1,727	1,725
Specific provisions – banks	6	7	7	8
General provision	283	370	368	398

	1,940	1,905	2,102	2,131

Customer provision at end of year as a % of loans and
advances to customers at end of year:
Specific provisions	1.24%	1.46%	1.51%	1.68%
General provision	0.21%	0.36%	0.32%	0.39%

	1.45%	1.82%	1.83%	2.07%

Average loans and advances to customers (gross)	116,917	106,967	110,874	103,585

As a % of average loans and advances to customers
during the year:
Total customer provisions charged to profit and loss	0.53%	0.51%	0.46%	0.49%

Amounts written-off (net of recoveries) – customers	0.47%	0.56%	0.47%	0.42%

Analysis of closing provisions for bad and doubtful debts – UK GAAP

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	2004		2003		2002		2001

	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans

	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local government	-	0.1	-	0.1	-	0.2	-	0.2
Manufacturing	80	2.1	84	2.8	112	3.3	129	3.3
Construction	50	2.1	46	2.2	52	1.8	59	1.8
Finance	16	1.0	14	0.7	43	1.0	54	1.1
Service industries and business
activities	299	10.4	326	12.1	389	10.1	430	11.9
Agriculture, forestry and fishing	17	1.3	16	1.7	24	1.5	21	1.6
Property	27	6.4	29	6.7	32	4.8	30	4.6
Individuals
- home mortgages	9	22.1	13	23.5	15	19.5	17	19.9
- other	716	10.5	548	12.2	444	10.2	487	10.0
Finance leases and
instalment credit	45	0.3	45	1.9	208	10.0	164	10.8

Total domestic	1,259	56.3	1,121	63.9	1,319	62.4	1,391	65.2
Foreign	392	43.7	407	36.1	408	37.6	334	34.8

Specific provisions	1,651	100.0	1,528	100.0	1,727	100.0	1,725	100.0

General provision	283		370		368		398

Total provisions	1,934		1,898		2,095		2,123

Write-offs – UK GAAP

The following table analyses amounts written-off by geographical area and type of domestic customer:

	2004	2003	2002	2001

	£m	£m	£m	£m
Domestic
Manufacturing	25	57	76	37
Construction	9	16	15	11
Finance	1	30	28	2
Service industries and business activities	78	150	123	109
Agriculture, forestry and fishing	3	3	3	4
Property	12	5	5	9
Individuals - home mortgages	-	-	1	1
Individuals - others	296	169	122	136
Finance leases and instalment credit	-	37	45	63

Total domestic	424	467	418	372
Foreign	171	139	126	84

Total write-offs*	595	606	544	456

* Includes amounts relating to loans and advances to banks of nil in 2004 (2003 – nil; 2002 - £1 million; 2001 - £6 million).

Recoveries – UK GAAP

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer:

	2004	2003	2002	2001

	£m	£m	£m	£m
Domestic
Construction	-	-	-	1
Service industries and business activities	1	1	1	1
Property	-	-	1	-
Individuals - others	39	6	4	5
Finance leases and instalment credit	-	1	7	3

Total domestic	40	8	13	10
Foreign	5	4	4	9

Total recoveries	45	12	17	19

Risk elements in lending and potential problem loans – UK GAAP

	2004	2003	2002	2001

	£m	£m	£m	£m
Loans accounted for on a non-accrual basis (3):
Domestic	1,966	1,950	1,781	2,238
Foreign	565	537	531	360

Total	2,531	2,487	2,312	2,598

Accruing loans which are contractually past due
90 days or more as to principal or interest (4):
Domestic	342	276	195	237
Foreign	60	48	34	19

Total	402	324	229	256

Loans not included above which are classified as
“troubled debt restructurings” by the SEC:
Domestic	-	16	7	24
Foreign	-	-	1	7

Total	-	16	8	31

Total risk elements in lending	2,933	2,827	2,549	2,885

Potential problem loans (5)
Domestic	13	276	523	765
Foreign	83	50	70	218

Total	96	326	593	983

Closing provisions for bad and doubtful debts as a % of total risk
elements in lending	66%	67%	82%	74%

Closing provisions for bad and doubtful debts as a % of total risk
elements in lending and potential problem loans	64%	60%	67%	55%

Risk elements in lending as a % of gross loans and advances to
customers excluding reverse repos	2.54%	2.96%	2.59%	3.04%

Notes:
(1)	For the analysis above, ‘Domestic’ consists of the UK domestic transactions of NatWest Group. ‘Foreign’ comprises NatWest Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2)	The classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not necessarily indicate that the principal of the loan is uncollectable in whole or in part. Collection depends in each case on the individual circumstances of the loan, including the adequacy of any collateral securing the loan and therefore classification of a loan as non-accrual, past due 90 days or troubled debt restructuring does not always require that a provision be made against such a loan. In accordance with NatWest Group’s provisioning policy for bad and doubtful debts, it is considered that adequate provisions for the above risk elements in lending have been made.
(3)	NatWest Group’s UK banking subsidiary undertakings account for loans on a non-accrual basis from the point in time at which the collectability of interest is in significant doubt.
(4)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.
(5)	Loans that are current as to the payment of principal and interest but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms. Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with NatWest Group’s provisioning policy for bad and doubtful debts.

	2004	2003	2002

	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	130	134	171
Foreign	31	31	32

	161	165	203

Interest on non-accrual and restructured loans included in net interest income
Domestic	41	43	36
Foreign	-	-	5

	41	43	41

Cross border outstandings in excess of 0.75% of total assets – UK GAAP

Cross border outstandings consist of loans to banks and customers (including instalment credit and finance lease receivables), acceptances and other monetary assets, including non-local currency claims of overseas offices on local residents. NatWest Group monitors the geographical breakdown of outstandings based on the country of domicile of the borrower or guarantor of ultimate risk.

At 31 December 2004 and 2003, NatWest Group had no cross border outstandings in excess of 0.75% of total assets (including acceptances) of £196.5 billion and £173.1 billion, respectively.

Analysis of deposits – UK GAAP

Analysis of deposits by product type and geographical area – UK GAAP

The following table shows the distribution of NatWest Group's deposits by product type and geographical area.

	2004	2003

	£m	£m
UK
Domestic:
Demand deposits - interest-free	16,799	15,739
Demand deposits - interest-bearing	48,165	43,351
Time deposits - savings	7,962	6,992
Time deposits - other	21,039	18,934
Overseas residents:
Demand deposits - interest-free	210	706
Demand deposits - interest-bearing	2,165	2,013
Time deposits - savings	579	810
Time deposits - other	3,588	3,364

Total UK offices	100,507	91,909

Overseas
Demand deposits - interest-free	3,038	2,973
- interest-bearing	4,032	2,469
Time deposits - savings	1,064	415
- other	40,560	36,361

Total overseas offices (see below)	48,694	42,218

Total deposits	149,201	134,127

Banking business	119,057	105,336
Trading business	30,144	28,791

Total deposits	149,201	134,127

Overseas offices
United States	28,080	28,678
Rest of the World	20,614	13,540

Total overseas offices	48,694	42,218

The following table shows the distribution of deposits by banks and customer accounts by sterling and other currencies.

	2004	2003

	£m	£m
Deposits by banks
Sterling	3,202	1,827
Other currencies	19,880	15,731

Total deposits by banks	23,082	17,558

Customer accounts
Sterling	92,797	84,692
Other currencies	33,322	31,877

Total customer accounts	126,119	116,569

Total deposits	149,201	134,127

Short-term borrowings – UK GAAP

	2004	2003

	£m	£m
Commercial paper:
Outstanding at 31 December	1,760	2,060
Maximum amount outstanding at any month-end during the year	2,211	2,060
Approximate average amount outstanding during the year	1,495	672
Approximate weighted average interest rate during the year	2.4%	1.3%
Approximate weighted average interest rate at 31 December	2.4%	1.4%

Other short-term borrowings:
Outstanding at 31 December	29,250	29,302
Maximum amount outstanding at any month-end during the year	30,868	29,302
Approximate average amount outstanding during the year	27,859	24,982
Approximate weighted average interest rate during the year	2.1%	2.0%
Approximate weighted average interest rate at 31 December	2.2%	1.3%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. “Other short-term borrowings” consist principally of borrowings in the money markets included within “Deposits by banks” and “Customer accounts” in the Consolidated Financial Statements, and generally have original maturities of one year or less.

LIQUIDITY AND CAPITAL RESOURCES

In the management of capital resources, NatWest Group is governed by RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its weighted risk assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2005, NatWest Group’s total RAR ratio was 14.1% and the tier 1 RAR was 10.1%.

Upon the adoption of IFRS by listed banks in the UK on 1 January 2005, the FSA changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The data as at 31 December 2005 set out below have been presented in compliance with these revised FSA requirements.

2005

£m
Capital base
Tier 1 capital	10,359
Tier 2 capital	6,043

Total	16,402
Less investments in insurance subsidiaries, associated undertakings and
other supervisory deductions	(1,911)

Total capital	14,491

Weighted risk assets
Banking book:
On-balance sheet	88,600
Off-balance sheet	9,300
Trading book	4,600

102,500

Risk asset ratios
Tier 1	10.1%
Total	14.1%

The data set forth below are in accordance with the FSA regulations in force at the time and are based on UK GAAP.

	2004	2003

	£m	£m
Capital base
Tier 1 capital	8,814	8,737
Tier 2 capital	5,640	5,652

Total	14,454	14,389
Less investments in insurance subsidiaries, associated undertakings and
other supervisory deductions	(1,772)	(1,702)

Total capital	12,682	12,687

Weighted risk assets
Banking book:
On-balance sheet	90,400	79,200
Off-balance sheet	10,200	9,600
Trading book	9,200	6,500

	109,800	95,300

Risk asset ratios	%	%
Tier 1	8.0	9.2
Total	11.6	13.3

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Company has omitted portions of this item on the basis of General Instructions I(2)(c) and (d) to Form 10-K.

BOARD PRACTICES

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Under the US Sarbanes-Oxley Act of 2002, enhanced standards of corporate governance and business and financial disclosure apply to companies, including the company, with securities registered in the US. NatWest Group complies with all currently applicable sections of the Act.

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

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all non-executive and executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated from the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and financial and risk management of the company. Meetings of the Board are structured to allow open discussion. The Board met nine times during 2005 and was supplied with comprehensive papers in advance of each Board meeting covering the Group’s principal business activities. Members of the executive management attend and make regular presentations as appropriate at meetings of the Board.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis.

Audit Committee

All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year. This core agenda is supplemented by additional meetings as required, four being added in 2005. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and risk management executives. At least twice per annum the Committee meets privately with the external auditors. The Audit Committee also visits business divisions and certain Group functions under a programme set at the beginning of each year.

The Audit Committee is responsible for:
  assisting the Board in discharging its responsibilities and in making all relevant disclosures in relation to the financial affairs of the Group;

  reviewing accounting and financial reporting and regulatory compliance;

  reviewing the Group’s systems of internal control; and

  monitoring the Group’s processes for internal audit, risk management and external audit.

The Audit Committee has adopted a policy on the engagement of the external auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm. The Audit Committee reviews the policy annually and prospectively approves the provision of audit services and certain non-audit services by the external auditors. The Audit Committee approves all other permitted non-audit services on a case by case basis. The relevant submissions by management outline the service required and confirm that the external auditor’s independence will not be compromised. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance.

Information on the audit and non-audit services carried out by the external auditors is detailed in Note 4 to the Group’s accounts.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The results of this evaluation are reported to the Board. The Audit Committee makes recommendations to the Board for it to put to the Shareholders for their approval at the Annual General Meeting, in relation to the appointment, re-appointment and removal of Deloitte & Touche LLP as the external auditors and to approve the remuneration and terms of engagement of the external auditors.

Remuneration Committee

The Remuneration Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the formulation and review of the Group’s executive remuneration policy. The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for its executive directors and the Chairman. All members of the Remuneration Committee are independent non-executive directors. No director is involved in decisions regarding his or her own remuneration.

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

Corporate responsibility

Business excellence requires that the RBS Group meets changing customer, shareholder, investor, employee and supplier expectations. The RBS Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

Further details of the RBS Group’s corporate responsibility policies will be contained in the 2005 Corporate Responsibility Report.

SHARE OWNERSHIP

The Bank is a wholly-owned direct subsidiary of The Royal Bank of Scotland plc which in turn is a wholly owned direct subsidiary of The Royal Bank of Scotland Group plc.

No director had an interest in NatWest Group’s preference shares or loan notes during the year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Company has omitted this item on the basis of General Instruction I(2)(c) to Form 10-K.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included in Item 18 of this Annual Report.

Legal proceedings

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the RBS Group, following the collapse of Enron. The claims against the RBS Group could be significant but are largely unquantified. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The RBS Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the RBS Group’s consolidated net assets or its operating results or cash flows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the RBS Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of NatWest Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. NatWest Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

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

On 9 June 1993 and 8 April 1997, the Bank issued respectively the following American Depository Shares (“ADSs”), each in connection with a public offering in the United States:

10,000,000 Series B (“Series B ADSs”) representing 10,000,000 non-cumulative dollar preference shares, Series B; and
12,000,000 Series C (“Series C ADSs”) representing 12,000,000 non-cumulative dollar preference shares, Series C.

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

On 4 November 1993, the Bank issued $500 million 7.875% Exchangeable Capital Securities, $25 each, Series A (“Capital Securities”) in connection with a public offering in the United States. The Capital Securities were listed on the New York Stock Exchange and all of the Capital Securities were redeemed on 16 January 2006.

The following table shows the high and low sales prices for each of the ADSs for the period indicated, as reported on the NYSE composite tape:

		Series B ADSs	Series C ADSs

		$	$
By month
May 2006	High	25.55	25.64
	Low	25.41	25.45
April 2006	High	25.58	25.52
	Low	25.45	25.39
March 2006	High	25.96	26.00
	Low	25.40	25.46
February 2006	High	25.75	25.95
	Low	25.54	25.75
January 2006	High	25.72	25.87
	Low	25.40	25.68
December 2005	High	25.82	25.90
	Low	25.39	25.42
By quarter
2006 : First quarter	High	25.96	26.00
	Low	25.40	25.46
2005 : Fourth quarter	High	25.83	26.05
	Low	25.39	25.42
2005 : Third quarter	High	25.96	26.30
	Low	25.56	25.58
2005 : Second quarter	High	25.91	26.30
	Low	25.40	25.56
2005 : First quarter	High	25.94	26.23
	Low	25.35	25.80
2004 : Fourth quarter	High	25.85	26.61
	Low	25.38	25.86
2004 : Third quarter	High	26.00	26.52
	Low	25.37	25.65
2004 : Second quarter	High	25.67	26.45
	Low	24.94	25.40
2004: First quarter	High	26.00	26.55
	Low	25.41	25.94
By year
2005	High	25.96	26.30
	Low	25.35	25.42
2004	High	26.00	26.61
	Low	24.94	25.40
2003	High	25.88	26.83
	Low	25.17	26.00
2002	High	25.90	26.63
	Low	25.00	25.45
2001	High	26.15	27.10
	Low	24.44	24.31

MARKETS

The Series B ADSs, each representing one non-cumulative dollar preference share and the, Series C ADSs, each representing one non-cumulative dollar preference share, are listed on the New York Stock Exchange. The Series B non-cumulative dollar preference shares are also listed on the London Stock Exchange.

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

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. In the year ended 31 December 2005, there have been no material contracts entered into outside the ordinary course of business.

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

TAXATION

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs or Capital Securities by a beneficial owner of non-cumulative dollar preference shares, ADSs or Capital Securities that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised under the laws of the United States or any State thereof, or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source and that holds such non-cumulative dollar preference shares, ADSs or Capital Securities as capital assets (a “US Holder”).

This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, generally, (ii) that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Bank.

The statements and practices set forth below regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the “Estate Tax Treaty”) are based on those laws and practices as in force and as applied in practice on the date of this Report, which are subject to change, possibly with retroactive effect. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US state, local and other laws, of the acquisition, ownership and disposition of non-cumulative dollar preference shares, ADSs or Capital Securities by consulting their own tax advisers.

For the purposes of the Treaty and the Estate Tax Treaty and for purposes of the US Internal Revenue Code of 1986, as amended (the “Code”), US Holders of ADSs will be treated as owners of the non-cumulative dollar preference shares underlying such ADSs.

Preference shares or ADSs
Taxation of dividends

The Bank is not required to withhold tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the Bank on a redemption or winding-up.

Distributions will constitute foreign source dividend income to the extent paid out of the Bank’s current or accumulated earnings and profits, as determined for US federal income tax purposes. Distributions will not be eligible for the dividends-received deduction generally allowed to corporate US Holders.

Subject to applicable limitations that may vary depending on a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum rate of 15%. on-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

US Holders should consult their tax advisers regarding the US federal income tax treatment of capital gains (which may be taxed at lower rates than ordinary income for certain non-corporate taxpayers) and losses (the deductibility of which is subject to limitations).

Finance (No. 2) Act 2005

If a corporate US Holder is subject to UK corporation tax by reason of carrying on a trade in the UK through a permanent establishment and such US Holder’s non-cumulative dollar preference share or ADS is, or has been, used, held or acquired for the purpose of that permanent establishment, certain provisions introduced by the Finance (No. 2) Act 2005 may apply if the US Holder holds its non-cumulative dollar preference share or ADS, as well as certain fair value credits and debits arising in respect of such non-cumulative dollar preference share or ADS, may be brought within the charge to UK corporation tax on income and the UK tax position outlined in the proceeding paragraphs under the sub-heading “Taxation of Capital Gains” in relation to such US Holder will not apply.

Estate and gift tax

A non-cumulative dollar preference share or ADS beneficially owned by an individual, whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where a non-cumulative dollar preference share or ADS is subject both to UK inheritance tax and to US federal estate or gift tax.

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

A transfer of an ADS in registered form executed and retained in the US will not give rise to stamp duty and an agreement to transfer an ADS in registered form will not give rise to SDRT.

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

Subject to applicable limitations that may vary depending on a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2011 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

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

United Kingdom
Taxation of payments of interest

Payments on the Capital Securities will constitute interest rather than dividends for UK withholding tax purposes. However, the Capital Securities will constitute “quoted eurobonds” within the meaning of section 349 of the Income and Corporation Taxes Act 1988 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK taxation as long as Capital Securities are and remain at all times listed on a ‘recognised stock exchange’ within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the New York Stock Exchange is so recognised). In all other cases an amount must be withheld on account of UK income tax at the lower rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and subject to an entitlement to pay without withholding to US Holders within the charge to UK corporation tax.

If interest were paid under deduction of United Kingdom income tax (e.g., if the Capital Securities lost their listing), US Holders may be able to claim a refund of the tax deducted under the Treaty.

Any paying agent or other person through whom interest is paid to, or by whom interest is received on behalf of, an individual, may be required to provide information in relation to the payment and the individual concerned to HM Revenue & Customs. HM Revenue & Customs may communicate this information to the tax authorities of other jurisdictions.

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

HM Revenue & Customs has confirmed that interest payments should not be treated as distributions for UK tax purposes (i) by reason of the fact that interest may be deferred under the terms of issue or (ii) by reason of the undated nature of the Capital Securities, provided that at the time an interest payment is made, the Capital Securities are not held by a company which is 'associated' with the Bank or by a 'funded company'. A company will be associated with the Bank if, broadly speaking, it is in the same group as the Bank. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the Bank, or an entity associated with the Bank. In this respect, HM Revenue & Customs has confirmed that a bank holding an interest in Capital Securities which incidentally has banking facilities with the Bank will not be a 'funded company' by virtue of such facilities.

EU Directive on the Taxation of Savings Income

The EU has adopted a Directive regarding the taxation of savings income. The Directive requires Member States to provide to the tax authorities of other Member State details of payments of interest (or other similar income) paid by a person within its jurisdiction to an individual resident in another Member State, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period unless during such period they elect otherwise.

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

Inheritance tax

Capital Securities in bearer form physically held outside the UK should not be subject to UK inheritance tax in respect of a lifetime transfer by, or the death of, a US Holder who is neither domiciled nor deemed to be domiciled in the UK for inheritance tax purposes. However, in relation to Capital Securities held through DTC (or any other clearing system), the position is not free from doubt and HM Revenue & Customs are known to consider that the situs of securities held in this manner is not necessarily determined by the place in which the securities are physically held. If Capital Securities in bearer form are or become situated in the UK, or if Capital Securities are held in registered form, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than fair market value by, or on the death of, such a US Holder. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty in the same manner as for non-cumulative dollar preference shares. US Holders should consult their professional advisers in relation to such potential liability.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Risk management is conducted on an overall basis within the RBS Group. The financial risk management objectives and policies of the RBS Group and information on NatWest Group’s exposure to price, credit, liquidity and cash flow risk are contained in Note 32 on the financial statements, included in Item 18 of this Annual Report on Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures
 As required by US regulations, the Group Chief Executive and the Group Finance Director have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934). This evaluation has been considered and approved by the Board which has authorised the Group Chief Executive and the Group Finance Director to certify that as at 31 December 2005, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls
 There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

Statement of directors’ responsibilities

The Directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts and, as permitted by the Companies Act 1985 have elected to prepare Bank accounts for each financial year and have elected to prepare them in accordance with International Financial Reporting Standards. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the Bank. In preparing those accounts, the directors are required to:

  select suitable accounting policies and then apply them consistently;

  make judgements and estimates that are reasonable and prudent;

  state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

  prepare the accounts on the going concern basis unless it is inappropriate to presume that the Bank will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Bank and to enable them to ensure that the Annual report and accounts complies with the Companies Act 1985. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board.

Miller McLean
Secretary
29 March 2006

Report of independent registered public accounting firm to the members of National Westminster Bank Plc

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (the “Bank”) and its subsidiary undertakings (together “the Group”) as at 31 December 2005 and 2004, and the related consolidated income statements, the statements of recognised income and expense and the consolidated cash flow statements for each of the years then ended. These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Westminster Bank Plc and subsidiaries as at 31 December 2005 and 2004, and the results of their operations and their cash flows for each of the years then ended in conformity with International Financial Reporting Standards (“IFRS”).

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 46 to the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom

22 June 2006

Accounting policies

1. Adoption of International Financial Reporting Standards

The annual accounts have, for the first time, been prepared in accordance with International Financial Reporting Standards adopted by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as endorsed by the European Union (“EU”). The EU has not endorsed the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB. The date of transition to IFRS for the Group and the Bank and the date of their opening IFRS balance sheets was 1 January 2004. The Bank accounts have been presented in accordance with the Companies Act 1985.

The main differences between IFRS and previously applied generally accepted accounting principles in the United Kingdom (“UK GAAP”) and the effect of implementing IFRS on the Group and Bank balance sheets and shareholders’ funds as at 1 January and 31 December 2004 and on the Group’s 2004 consolidated income statement are set out on pages 117 to 125.

On initial adoption of IFRS, the Group (and the Bank where relevant) applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’:

Business combinations – the Group has applied IFRS 3 ‘Business Combinations’ to business combinations that occurred on or after 1 January 2004. Business combinations before that date have not been restated. Under UK GAAP, goodwill arising on acquisitions was capitalised and amortised over its estimated useful economic life. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was £273 million, its carrying value under UK GAAP as at 31 December 2003.

Fair value or revaluation as deemed cost – under UK GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group has elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet. At this date, the carrying value under UK GAAP of freehold and long leasehold property occupied for own use was £1,334 million.

Compound financial instruments – the Group has not separated compound instruments between liability and equity components, as required by IAS 32 ‘Financial Instruments: Disclosure and Presentation’, where the liability component was not outstanding at 1 January 2004. UK GAAP did not permit compound instruments to be separated between liability and equity components on issue.

Derecognition – the Group has applied the derecognition requirements of IAS 39 to transactions occurring on or after 1 January 1992.

Implementation of IAS 32 and IAS 39 – as allowed by IFRS 1, the Group and the Bank implemented IAS 32 and IAS 39 with effect from 1 January 2005 without restating the income statement, balance sheet and notes for 2004. The Group has adopted the Amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 also from 1 January 2005. The effect of implementing IAS 32 and IAS 39 on the Group and Bank balance sheets and shareholders’ funds as at 1 January 2005 is set out on pages 126 to 128. In preparing the 2004 comparatives, UK GAAP principles then current have been applied to financial instruments. The main differences between UK GAAP and IFRS on financial instruments are summarised on pages 119 to 121.

IFRS 1 prohibits retrospective application of some aspects of IFRS:

Derecognition of financial assets and liabilities – non-derivative financial assets and liabilities derecognised before 1 January 1992 (the date from which the derecognition requirements of IAS 39 have been implemented) under the Group’s previous GAAP have not been recognised in its opening IFRS balance sheet.

Hedge accounting – hedging relationships of a type that does not qualify for hedge accounting under IAS 39 are not reflected in the Group’s opening IFRS balance sheet.

Discontinued operations and assets classified as held for sale – the Group has applied IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ from 1 January 2005.

The Group has adopted the Amendment ‘Actuarial Gains and Losses, Group Plans and Disclosures’ to IAS 19 ‘Employee Benefits’ from 1 January 2004.

2. Accounting convention

The Bank is incorporated in the UK and registered in England. The financial statements have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

Accounting policies continued

3. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain special purpose entities) controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary’s net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries sold are included up until the Group ceases to control them.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

4. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest rate method. The effective interest rate method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Payment services income is usually charged to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

5. Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Cumulative actuarial gains or losses that exceed 10 per cent of the greater of the assets or the obligations of the scheme are amortised to the income statement over the expected average remaining lives of participating employees. Past service costs are recognised immediately to the extent that benefits have vested; otherwise they are amortised over the period until the benefits become vested.

Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

6. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful economic lives and is included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	up to 8 years
Other acquired intangibles	5-10 years
Computer software	3-5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Acquired goodwill being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption ‘Intangible assets’ and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

7. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see note 18 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated.

Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period
of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

8. Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

9. Foreign currencies

The Group’s consolidated financial statements are presented in sterling which is the functional currency of the Bank.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

Accounting policies continued

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity.

10. Leases

Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see note 7 above).

11. Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

12. Financial assets

Financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see note 4 above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method (see note 4 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest rate (see note 4 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

13. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

14. Financial liabilities

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise. Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal category of financial liabilities designated as at fair value through profit or loss is structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

All other financial liabilities are measured at amortised cost using the effective interest method (see note 4 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

15. Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset’s cash flows; or (b) retains the right to the asset’s cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all of the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

16. Capital instruments

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

17. Derivatives and hedging

Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. There are three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge – where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

18. Investment property

Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices in an active market for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

19. Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

20. Shares in Group entities

The Bank’s investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s Framework for the Preparation and Presentation of Financial Statements.

The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions

The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2005, gross loans and advances to customers totalled £161,974 million (2004 – £133,619 million) and customer loan impairment provisions amounted to £2,031 million (2004 – £1,940 million).

There are two components to the Group’s loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment.
Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer’s debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the financial statements. The assets of the schemes are measured at their fair value at

Accounting policies continued

the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit in excess of 10% of the greater of scheme assets and scheme liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 3 on the financial statements. The pension deficit recognised in the balance sheet at 31 December 2005 was £1,235 million (2004 – £2,093 million).

Fair value

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. In the balance sheet, financial assets carried at fair value are included within Treasury and other eligible bills, Loans and advances to banks, Loans and advances to customers, Debt securities and Equity shares as appropriate. Financial liabilities carried at fair value are included within the captions Deposits by banks, Customer accounts, Debt securities in issue and Subordinated liabilities. Derivative assets and Derivative liabilities are shown separately on the face of the balance sheets. Gains or losses arising from changes in fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised. The carrying value of a financial asset or a financial liability carried at cost or amortised cost that is the hedged item in a qualifying hedge relationship is adjusted by the gain or loss attributable to the hedged risk.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined by reference to observable market prices where available and reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, the fair value is derived from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Financial assets carried at fair value include government, asset backed and corporate debt securities, reverse repos, loans, corporate equity shares and derivatives. Financial liabilities carried at fair value include deposits, repos and short positions in securities. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Where observable prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The Group’s derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group’s pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future operational costs.

A negligible proportion of the Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

Details of financial instruments carried at fair value are given in Note 32 on the financial statements.

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. The carrying value of goodwill as at 31 December 2005 was £760 million (2004 – £739 million).

Goodwill is the excess of the cost of an acquisition over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-

generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

Accounting developments

The International Accounting Standards Board (“IASB”) issued IFRS 7 ‘Financial Instruments: Disclosures’ in August 2005. The standard replaces IAS 30 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’ and the disclosure provisions in IAS 32 ‘Financial Instruments: Disclosure and Presentation’. IFRS 7 requires disclosure of the significance of financial instruments for an entity’s financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

At the same time the IASB issued an amendment ‘Capital Disclosures’ to IAS 1 ‘Presentation of Financial Statements’. It requires disclosures about an entity's capital and the way it is managed. This amendment is also effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

The IASB has also issued three amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’. The first, ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’, published in April 2005, amends IAS 39 to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment is effective for annual periods beginning on or after 1 January 2006.

The second, ‘The Fair Value Option’, published in June 2005, places conditions on the option in IAS 39 to designate on initial recognition a financial asset or financial liability as at fair value through profit or loss. The amendment is effective for annual periods beginning on or after 1 January 2006. Earlier application is encouraged. The Group has adopted this amendment from 1 January 2005 (see accounting policies on page 54).

The third, ‘Financial Guarantee Contracts’, published in August 2005, amends IAS 39 and IFRS 4 ‘Insurance Contracts’. The amendments define a financial guarantee contract. They require such contracts to be recorded initially at fair value and subsequently at the higher of the provision determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and the amount initially recognised less amortisation. The amendments are effective for annual periods beginning on or after 1 January 2006.

In December 2005, the IASB issued amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendments are effective immediately but have not been endorsed by the EU.

The Group is reviewing IFRS 7 and the amendments to IAS 1 and IAS 21 and those to IAS 39 that it has not implemented, to determine their effect on its financial reporting.

Consolidated income statement
for the year ended 31 December 2005

		2005		2004

		Discontinued*	Continuing	Discontinued	Continuing
	Note	£m	£m	£m	£m

Interest receivable		203	8,289	251	6,929
Interest payable		9	(4,040)	14	(2,811)

Net interest income		212	4,249	265	4,118

Fees and commissions receivable		43	3,663	51	3,384
Fees and commissions payable		(34)	(926)	(38)	(845)
Income from trading activities	1	—	808	—	887
Other operating income		—	635	—	201

Non-interest income		9	4,180	13	3,627

Total income		221	8,429	278	7,745

Staff costs		—	1,477	—	1,326
Premises and equipment		—	114	—	197
Other administrative expenses		70	2,440	52	2,131
Depreciation and amortisation		—	382	1	461

Operating expenses**	2	70	4,413	53	4,115

Operating profit before impairment losses		151	4,016	225	3,630
Impairment losses		4	752	(5)	630

Operating profit before tax	4	147	3,264	230	3,000
Tax	5	44	904	69	797

Operating profit after tax		103	2,360	161	2,203

Discontinued operations			103		161

Profit for the year			2,463		2,364

Profit attributable to:
Minority interests			17		12
Preference dividends – non equity			—		36
Ordinary shareholders			2,446		2,316

			2,463		2,364

*	the Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss.

**	includes integration expenditure (see Note 4).

Balance sheets
at 31 December 2005

		Group		Bank

		2005	2004	2005	2004
	Note	£m	£m	£m	£m

Assets
Cash and balances at central banks		1,568	1,589	894	956
Treasury bills and other eligible bills	9	770	172	—	—
Loans and advances to banks	10	55,995	29,982	20,829	15,994
Loans and advances to customers	11	159,943	131,679	97,569	77,619
Debt securities	12	28,745	22,426	51	39
Equity shares	13	823	1,338	—	587
Investment in Group undertakings	14	—	—	6,633	6,253
Intangible assets	16	1,198	1,244	347	434
Property, plant and equipment	17	1,531	1,542	1,044	1,247
Settlement balances		3,931	3,538	—	—
Derivatives at fair value	18	2,976	1,366	1,203	704
Prepayments, accrued income and other assets	19	3,123	2,345	1,564	1,834

Total assets		260,603	197,221	130,134	105,667

Liabilities
Deposits by banks	20	46,001	23,873	5,310	3,480
Customer accounts	21	157,924	126,119	109,942	87,925
Debt securities in issue	22	10,801	3,597	38	39
Settlement balances and short positions	23	21,574	21,670	—	—
Derivatives at fair value	18	2,657	1,105	1,129	283
Accruals, deferred income and other liabilities	24	3,579	4,539	1,464	2,171
Retirement benefit liabilities	3	1,235	2,093	1,041	1,920
Subordinated liabilities	26	6,648	5,808	5,501	4,747

Total liabilities		250,419	188,804	124,425	100,565

Equity*
Minority interests	27	744	408	—	—
Shareholders’ equity
Called up share capital	28	1,678	2,102	1,678	2,102
Reserves	29	7,762	5,907	4,031	3,000

Total equity		10,184	8,417	5,709	5,102

Total liabilities and equity		260,603	197,221	130,134	105,667

*	includes non-equity minority interests and preference shares in 2004.

The accounts were approved by the Board of directors on 29 March 2006 and signed on its behalf by:

Sir George Mathewson	Sir Fred Goodwin	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense
for the year ended 31 December 2005

	Group		Bank

	2005	2004	2005	2004
	£m	£m	£m	£m

Available-for-sale investments
Net valuation gains taken direct to equity	38		33
Net profit taken to income on sales	(324)		(320)

Cash flow hedges
Net losses taken direct to equity	(28)		(52)

Exchange differences on translation of foreign operations	180	8	(5)	—

(Expense)/income before tax on items recognised direct in equity	(134)	8	(344)	—
Tax on items recognised direct in equity	106	—	110	—

Net (expense)/income recognised direct in equity	(28)	8	(234)	—
Profit for the year	2,463	2,364	1,774	1,901

Total recognised income and expense for the year	2,435	2,372	1,540	1,901

Attributable to:
Equity holders of the parent	2,420	2,360	1,540	1,901
Minority interests	15	12	—	—

	2,435	2,372	1,540	1,901

Effect of changes in accounting policies on the implementation of IFRS
Equity holders of the parent	(1,768)	(1,029)	(4,619)	(3,567)
Minority interests	(6)	—	—	—

	(1,774)	(1,029)	(4,619)	(3,567)

Cash flow statements
for the year ended 31 December 2005

		Group		Bank

		2005	2004	2005	2004
	Note	£m	£m	£m	£m

Operating activities
Operating profit before tax		3,411	3,230	2,315	2,382

Adjustments for:
Depreciation and amortisation		382	462	326	402
Interest on subordinated liabilities		304	202	283	193
Charge for defined benefit pension schemes		149	133	97	96
Cash contribution to defined benefit pension schemes		(1,007)	(53)	(976)	(30)
Other non-cash items		4,227	(3,099)	(499)	(149)

Net cash inflow from operating activities		7,466	875	1,546	2,894
Changes in operating assets and liabilities		24,173	(4,688)	6,010	137

Net cash flows from operating activities before tax		31,639	(3,813)	7,556	3,031
Income taxes paid		(1,170)	(1,051)	(662)	(546)

Net cash flows from operating activities	34	30,469	(4,864)	6,894	2,485

Investing activities
Sale and maturity of securities		1,600	771	951	152
Purchase of securities		(1,322)	(1,338)	(80)	(306)
Sale of property, plant and equipment		333	106	302	21
Purchase of property, plant and equipment		(281)	(226)	(119)	(153)
Net investment in business interests and intangible assets	35	(168)	(871)	(167)	(407)

Net cash flows from investing activities		162	(1,558)	887	(693)

Financing activities
Issue of subordinated liabilities		291	559	—	—
Proceeds of minority interests acquired		463	405	—	—
Costs of minority interests redeemed		(121)	(2)	—	—
Repayments of subordinated liabilities		(210)	(455)	(210)	(455)
Dividends paid		(365)	(2,346)	(350)	(2,336)
Interest paid on subordinated liabilities		(319)	(196)	(297)	(174)

Net cash flows from financing activities		(261)	(2,035)	(857)	(2,965)

Effects of exchange rate changes on cash and cash equivalents		(4,791)	2,484	(247)	139

Net increase/(decrease) in cash and cash equivalents		25,579	(5,973)	6,677	(1,034)
Cash and cash equivalents 1 January		22,845	28,818	11,911	12,945

Cash and cash equivalents 31 December		48,424	22,845	18,588	11,911

Notes on the accounts

Introduction

IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ were implemented by the Group on 1 January 2005 and applied prospectively from that date and, as permitted by IFRS, without restating comparatives. Consequently, in the notes on the accounts affected by these standards, comparative data for 2004 in accordance with previous GAAP have been presented.

1 Income from trading activities	Group

	2005	2004
	£m	£m

Foreign exchange (1)	(45)	93
Securities
– equities (2)	—	2
– debt (3)	773	690
Interest rate derivatives (4)	80	102

	808	887

Notes:
(1)	Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.
(2)	Includes equities and equity derivatives and related hedges and funding.
(3)	Includes debt securities and related hedges and funding.
(4)	Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2 Operating expenses	Group

	2005	2004
	£m	£m

Administrative expenses
Staff costs
Wages, salaries and other staff costs	1,246	1,116
Social security costs	70	68
Pension costs (see Note 3)
– defined benefit schemes	149	133
– defined contribution schemes	12	9

	1,477	1,326
Premises and equipment	114	197
Other	2,510	2,183

	4,101	3,706
Depreciation and amortisation
Property, plant and equipment (see note 17)	105	85
Intangible assets (see note 16)	277	377

	4,483	4,168

The average number of persons employed by the Group during the year, excluding temporary staff, was 34,600 (2004 – 33,300).

	Bank

	2005	2004
	£m	£m

Staff costs
Wages, salaries and other staff costs	380	333
Social security costs	27	28
Pension costs (see Note 3)
– defined benefit schemes	97	96
– defined contribution schemes	4	—

	508	457

The average number of persons employed by the Bank during the year, excluding temporary staff, was 18,200 (2004 – 17,600).

3 Pension costs

The Group operates a number of pension schemes which are predominantly defined benefit schemes whose assets are independent of the Group’s finances. The Bank is legally the sponsoring employer of The Royal Bank of Scotland Group Pension Scheme (‘Main Scheme’). This scheme operates on the basis that other members of the Group are required to remit contributions to the scheme based on a level of contributions agreed annually with the scheme’s actuaries.

In addition to the Main Scheme, the Group operates a number of other UK and overseas pension schemes. It also provides other post-retirement benefits, principally through subscriptions to private heathcare schemes in the UK and the Republic of Ireland and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of the eligible employees. The amounts are not material.

The corridor method of accounting permits the Bank to defer recognition of actuarial gains and losses that are within 10% of the larger of the fair value of plan assets and present value of defined benefit obligations of the schemes, on an individual scheme basis, at the reporting date. Any excess variations are amortised prospectively over the average remaining service lives of current members of the schemes.

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Group		Bank

Principal actuarial assumptions at 31 December (weighted average)	2005	2004	2005	2004

Discount rate	4.8%	5.4%	4.8%	5.4%
Expected return on plan assets	6.5%	6.7%	6.5%	6.7%
Rate of increase in salaries	3.9%	3.9%	3.9%	3.9%
Rate of increase in pensions in payment	2.7%	2.7%	2.7%	2.7%
Inflation assumption	2.7%	2.7%	2.7%	2.7%

The expected return on plan assets at 31 December 2005 is based upon the weighted average of the following assumptions of the returns on the major classes of plan assets:

	Group		Bank

	2005	2004	2005	2004

Equities	7.7%	8.1%	7.7%	8.1%
Index-linked bonds	4.1%	4.5%	4.1%	4.5%
Government fixed interest bonds	4.0%	4.5%	4.1%	4.5%
Corporate and other bonds	4.8%	5.4%	4.8%	5.4%
Property	5.9%	6.3%	5.9%	6.3%
Cash and other assets	4.1%	4.6%	4.2%	4.6%

Post-retirement mortality assumptions (Main Scheme)		2005	2004	2003

Longevity at age 60 for current pensioners (years)
Males		25.4	25.4	23.5
Females		28.2	28.2	25.3

Longevity at age 60 for future pensioners (years)
Males		26.2	26.2	24.8
Females		29.0	29.0	26.5

Notes on the accounts continued

3 Pension costs (continued)	Group			Bank

Changes in value of net pension liability	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension liability £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension liability £m

At 1 January 2004	12,358	14,354	1,996	11,797	13,651	1,854
Currency translation and other adjustments	4	8	4	—	—	—
Income statement:

Expected return	880		(880)	838		(838)
Interest cost		800	800		759	759
Current service cost		430	430		401	401
Less: direct contributions from other scheme members		(226)	(226)		(226)	(226)
Past service cost		9	9		—	—

	880	1,013	133	838	934	96
Statement of recognised income and expense:
Actuarial gains and losses	403	1,964	1,561	392	1,825	1,433
Acquisitions of subsidiaries	45	62	17	—	—	—
Contributions by employer	53		(53)	30		(30)
Contributions by other scheme members	290	290		289	289
Advances of contributions by other scheme members	750	750		750	750
Contributions by plan participants	3	3		—	—
Benefits paid	(516)	(516)		(494)	(494)
Expenses included in service cost	(34)	(34)		(33)	(33)

At 31 December 2004	14,236	17,894	3,658	13,569	16,922	3,353

Unrecognised actuarial losses			1,565			1,433

Post-retirement benefit liabilities at 31 December 2004			2,093			1,920

Unfunded schemes liabilities included in post-retirement benefit liabilities			18			8

At 1 January 2005	14,236	17,894	3,658	13,569	16,922	3,353
Currency translation and other adjustments	(9)	(14)	(5)	—	—	—
Income statement:

Expected return	972		(972)	930		(930)
Interest cost		912	912		865	865
Current service cost		484	484		448	448
Less: direct contributions from other scheme members		(280)	(280)		(289)	(289)
Past service cost		3	3		3	3
Amortisation of net unrecognised actuarial losses		2	2		—	—

	972	1,121	149	930	1,027	97
Statement of recognised income and expense:
Actuarial gains and losses	1,639	2,321	682	1,556	2,273	717
Acquisitions of subsidiaries	—	2	2	—	—	—
Contributions by employer	1,007		(1,007)	976		(976)
Contributions by other scheme members	145	145		154	154
Advances of contributions by other scheme members	(750)	(750)		(750)	(750)
Contributions by plan participants	3	3		—	—
Benefits paid	(528)	(528)		(504)	(504)
Expenses included in service cost	(18)	(18)		(17)	(17)
Amortisation of net unrecognised actuarial losses		(2)	(2)		—	—

At 31 December 2005	16,697	20,174	3,477	15,914	19,105	3,191

Unrecognised actuarial losses			2,242			2,150

Post-retirement benefit liabilities at 31 December 2005			1,235			1,041

Unfunded schemes liabilities included in post-retirement benefit liabilities			21			11

The Group expects to contribute £417 million (Bank – £386 million) to its defined benefit pension schemes in 2006.

	Group		Bank

Major plan assets as a percentage of total plan assets	2005	2004	2005	2004

Equities	61.4%	57.0%	61.3%	56.7%
Index-linked bonds	17.5%	15.9%	18.1%	16.5%
Government fixed interest bonds	2.3%	2.6%	1.8%	2.1%
Corporate and other bonds	14.4%	12.4%	14.6%	12.5%
Property	3.8%	3.3%	3.6%	3.1%
Cash and other assets	0.6%	8.8%	0.6%	9.1%

The pension plan assets of the Group and Bank include a holding of The Royal Bank of Scotland Group plc’s ordinary shares with a fair value of £76 million (2004 – £71 million) and holdings of financial instruments of the Group with a value of £299 million (2004 – £726 million).

	Group			Bank

History of defined benefits schemes	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m

Present value of defined benefit obligations	20,174	17,894	14,354	19,105	16,922	13,651
Fair value of plan assets	16,697	14,236	12,358	15,914	13,569	11,797

Net deficit	3,477	3,658	1,996	3,191	3,353	1,854

Experience losses on plan liabilities	(55)	(611)		(41)	(624)
Experience gains on plan assets	1,639	403		1,556	392
Actual return on pension scheme assets	2,611	1,283		2,486	1,230

4 Operating profit before tax

Operating profit before tax is stated after taking account of the following:		Group

		2005 £m	2004 £m

Income	Sales of available-for-sale securities
	– Gross gains	328
	– Gross losses	(1)

	– Net profit	327

	Sales of investment securities
	– Gross gains		13
	– Gross losses		(1)

	– Net profit		12

	Dividend income	48	50
	Share of associated undertakings’ net profit	17	2
	Net gains on financial assets and liabilities designated
	as at fair value through profit or loss	26

Expenses	Interest on subordinated liabilities	304	202
	Integration expenditure*	163	297

* Integration and restructuring costs comprise
	Staff costs	17	15
	Premises and equipment	1	1
	Other administrative expenses	14	10
	Depreciation and amortisation	131	271

		163	297

Auditors’ remuneration
Amounts paid to the auditors for statutory audit and other services were as follows:		Group

		2005 £m	2004 £m

Audit services
– Statutory audit		2.0	1.8
– Audit related including regulatory reporting*		1.2	0.3

		3.2	2.1
Further assurance services		1.5	0.8
Other services		—	0.1

Total		4.7	3.0

* includes fees relating to the transition to IFRS and work in respect of US Sarbanes-Oxley Act Section 404 reporting requirements.

The auditors’ remuneration for statutory audit work for the Bank was £0.6 million (2004 – £0.6 million). Non-audit fees paid to the auditors and their associates in the UK was £1.3 million (2004 – £0.2 million).

Notes on the accounts continued

5 Tax	Group

	2005 £m	2004 £m

Current taxation:
UK corporation tax charge for the year at 30%	1,142	1,063
Over provision in respect of prior periods	(68)	(70)
Relief for overseas taxation	(24)	(33)

	1,050	960
Deferred taxation:
Credit for the year	(81)	(51)
Over provision in respect of prior periods	(21)	(43)

	948	866

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:
	2005 £m	2004 £m

Expected tax charge	1,023	969
Non-deductible items	70	54
Non-taxable items	(71)	(27)
Taxable foreign exchange movements	35	(1)
Foreign profits taxed at other rates	(21)	(12)
Unutilised losses brought forward and carried forward	1	(4)
Adjustments in respect of prior periods	(89)	(113)

Actual tax charge	948	866

Deferred tax assets of £5 million (2004 – £67 million) resulting from tax losses carried forward have not been recognised as there is insufficient evidence that the asset will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.

6 Profit attributable to preference shareholders	Group

	Finance cost included in interest payable 2005 £m	Finance cost of non-equity shares 2004 £m

9% non-cumulative sterling preference shares, Series A	13	13
Non-cumulative dollar preference shares, Series B	11	11
Non-cumulative dollar preference shares, Series C	12	12

Total	36	36

Notes:

(1)	Following the implementation of IAS 32 on 1 January 2005, the Group’s preference shares are now included in subordinated liabilities and the finance cost thereon is included in interest payable.

7 Ordinary dividends	Group

	2005 p per share	2004 p per share	2005 £m	2004 £m

Dividends paid on ordinary equity shares	20.9	137.1	350	2,300

8 Profit dealt with in the accounts of the company

As permitted by section 230(3) of the Companies Act 1985, no income statement for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders £1,774 million (2004 – £1,865 million) has been dealt with in the accounts of the Bank.

9 Treasury bills and other eligible bills	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Treasury bills and similar securities	634	16	—	—
Other eligible bills	136	156	—	—

	770	172	—	—

Held-for-trading	724		—
Available-for-sale	46		—

	770		—

10 Loans and advances to banks
	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Held-for-trading	17,411		110
Designated as at fair value through profit and loss	825		—
Loans and receivables	37,759		20,719

	55,995	29,982	20,829	15,994

Amounts above include:
Items in the course of collection from other banks	2,071	2,308	1,929	2,161
Due from holding company	35,714	17,293	16,617	11,903
Due from fellow subsidiaries	10	—	7	—
Due from subsidiaries	—	—	1,027	1,112

11 Loans and advances to customers
	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Held-for-trading	15,897		30
Loans and receivables	143,235		97,539
Finance leases	811	—	—	—

	159,943	131,679	97,569	77,619

Amounts above include:
Due from ultimate holding company	842	—	842	—
Due from holding company	1,432	—	707	—
Due from fellow subsidiaries	30,406	35	28,620	183
Due from subsidiaries	—	—	1,878	26,851

Notes on the accounts continued

11 Loans and advances to customers (continued)

Securitisations

The Group engages in securitisation transactions of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. In such transactions, the assets, or interests in the assets, are transferred generally to a special purpose entity which then issues liabilities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. The Group has securitisations in each of these categories:

Continued recognition – The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities.

	Group

	2005		2004

Asset type	Assets £m	Liabilities £m	Assets £m	Liabilities £m

Residential mortgages (1, 2)	2,388	2,366	1,519	1,479
Credit card receivables (3, 4)	1,232	1,232	—	—

(1)	At 31 December 2004, in accordance with previous GAAP, the financial assets in these categories were derecognised to the extent of non-recourse finance as the arrangements qualified for the linked presentation.

(2)	Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm’s length fixed/floating interest rate swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group. In 2004, the Group recognised net income of £26 million.

(3)	Credit card receivables in the UK have been securitised. Notes have been issued by a special purpose vehicle. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge offs).

(4)	Bank and Group.

Continuing involvement – In certain US securitisations of residential mortgages substantially all the risks and rewards have been neither tranferred nor retained, but the Group has retained control, of the assets and continues to recognise the assets to the extent of its continuing involvement. Securitised assets were £39.8 billion; retained interests £863 million; subordination assets £609 million and related liabilities £609 million.

Derecognition

Other securitisations of the Group’s financial assets in the US qualify for derecognition as substantially all the risks and rewards of the assets have been transferred. The Group continues to recognise any retained interests in the securitisation vehicles.

Disclosures are given below about those securitisations of financial assets undertaken by the Group that resulted in derecognition or recognition to the extent of continuing involvement. The Group has classified these securitisations into three broad categories: US Agency, consumer, and commercial securitisations. During 2005, the Group received proceeds of approximately £46.3 billion from securitisation trusts in connection with new securitisations of Group assets and £9.6 billion in connection with securitisation of third-party assets.

The Group recognised net pre-tax gains of approximately £182 million (2004 – £111 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction costs, and exclude any results attributable to hedging activities, interest income, funding costs, and changes in asset values prior to, and in retained interest values subsequent to, the securitisation date.

At 31 December 2005, the fair value of the Group’s retained interests was approximately £2.1 billion (2004 – £1.4 billion). These retained interests comprise approximately £1,179 million in US Agency based retained interests, £764 million in consumer based retained interests and £128 million in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years. Cash flows received in 2005 from retained interests held at 31 December 2005 in connection with securitisations that took place in current and prior years amounted to approximately £481 million (2004 – £383 million).

11 Loans and advances to customers (continued)

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	U.S. Agency retained interests		Consumer retained interests		Commercial retained interests

Prepayment speed	139 – 690 PSA		16 – 44% CPR	(1)	0 – 100 CPY(1)
Weighted average life	1 – 20 years		1 – 10 years		1 – 20 years
Cash flow discount rate	0 – 26%		4 – 90%		5 – 81%
Credit losses	N/A	(3)	0 – 2% CDR	(4)	N/A	(5)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2005 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions/impact on fair value	U.S. Agency retained interests		Consumer retained interests		Commercial retained interests

Fair value of retained interests at 31 December 2004	£1,179 million		£764 million		£128 million
Prepayment speed(6)	9 – 25% CPR	(1)	16 – 80% CPR	(1)	0 – 75 CPY	(2)
Impact on fair value of 10% adverse change	£0.5 million		£26.1 million		—
Impact on fair value of 20% adverse change	£0.6 million		£47.1 million		—
Weighted average life	0 – 19 years		1 – 10 years		1 – 20 years
Cash flow discount rate	0 – 26%		4 – 96%		5 – 81%
Impact on fair value of 10% adverse change	£33.5 million		£23.8 million		£4.7 million
Impact on fair value of 20% adverse change	£65.1 million		£46.0 million		£9.1 million
Credit losses	N/A	(3)	0 – 2% CDR	(4)	N/A	(5)
Impact on fair value of 10% adverse change	N/A		£10.9 million		N/A
Impact on fair value of 20% adverse change	N/A		£19.8 million		N/A

Notes:

(1)	Constant prepayment rate – the CPR range represents the low and high points of a dynamic CPR curve.

(2)	CPR with yield maintenance provision and thus prepayment risk is limited.

(3)	Population consists of securities whose collateral is guaranteed by US Government sponsored entities and therefore, no credit loss has been assumed.

(4)	Constant default rate.

(5)	Population consists of only investment grade senior tranches; therefore, no credit losses are included in the assumptions.

(6)	Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and commercial retained interests have been stressed on a security level basis.

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

12 Debt securities	Group

	UK government	Other government	Other public sector body	Bank and building society	Other issuers	Total
2005	£m	£m	£m	£m	£m	£m

Held-for-trading	—	5,829	50	—	19,595	25,474
Designated as at fair value through profit or loss	4	—	—	5	394	403
Available-for-sale	—	869	—	1,105	894	2,868

At 31 December 2005	4	6,698	50	1,110	20,883	28,745

Available-for-sale
Gross unrealised gains	—	2	—	2	—	4
Gross unrealised losses	—	(8)	—	(3)	—	(11)

2004

Investment securities	—	440	—	60	1,299	1,799
Other securities	4	6,177	37	363	14,046	20,627

At 31 December 2004	4	6,617	37	423	15,345	22,426

Investment securities
Book value	—	440	—	60	1,299	1,799
Gross unrecognised gains	—	1	—	—	1	2
Gross unrecognised losses	—	(1)	—	—	(2)	(3)

Valuation 31 December 2004	—	440	—	60	1,298	1,798

					Group

2005				Listed £m	Unlisted £m	Total £m

Held-for-trading				—	25,474	25,474
Designated as at fair value through profit or loss				403	—	403
Available-for-sale				2,712	156	2,868

At 31 December 2005				3,115	25,630	28,745

2004				Listed £m	Unlisted £m	Total £m

Investment securities				1,650	149	1,799
Other securities				502	20,125	20,627

At 31 December 2004				2,152	20,274	22,426

The following table shows the Group’s available-for-sale debt securities by remaining maturity and the related yield (based on weighted averages) as at 31 December 2005.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total

	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %

Other government	78	4.4	789	4.0	1	4.2	-	-	868	4.1
Corporate debt securities	-	-	-	-	5	4.4	-	-	5	4.4
Mortgage-backed securities	23	5.3	5	4.8	-	-	81	4.8	109	4.9
Bank and building society	291	3.5	791	3.3	22	3.0	-	-	1,104	3.4
Other	765	3.2	13	5.4	3	6.8	1	4.6	782	3.3

Total fair value	1,157	3.4	1,598	3.7	31	3.6	82	4.8	2,868	3.6

	Bank

2005	Other issuers £m	Total £m

Held-for-trading	3	3
Available-for-sale	48	48

At 31 December 2005	51	51

2004

Investment securities	36	36
Other securities	3	3

At 31 December 2004	39	39

Investment securities
Book value and valuation at 31 December 2004	36	36

	Bank

2005	Unlisted £m	Total £m

Held-for-trading	3	3
Available-for-sale	48	48

At 31 December 2005	51	51

2004	Unlisted £m	Total £m

Investment securities	36	36
Other securities	3	3

At 31 December 2004	39	39

13 Equity shares	Group

	2005			2004

	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m

Held-for-trading	25	1	26
Designated as at fair value through profit or loss	39	—	39
Available-for-sale	17	741	758

	81	742	823

Investment securities				583	698	1,281
Other securities				56	1	57

At 31 December				639	699	1,338

Available-for-sale
Gross unrealised gains	1	11	12

Investment securities
Book value				583	698	1,281
Gross unrecognised gains				287	—	287

				870	698	1,568

The Group’s unquoted equity investments at cost include an investment in a fellow subsidiary of £634 million. The remaining investments at cost cannot be measured reliably and comprised numerous shareholdings. Disposals in the year generated gains of £4 million.

	Bank

2004	Listed £m	Unlisted £m	2004 Total £m

Investment securities	582	4	586
Other securities	—	1	1

	582	5	587

Investment securities
Book value	582	4	586
Gross unrecognised gains	287	—	287

	869	4	873

The unlisted equity shares are held at cost.

14 Investment in Group undertakings

Movements in investment in Group undertakings during the year were as follows:	Bank

	2005 £m	2004 £m

At 1 January	6,253	6,180
Implementation of IAS 32 and IAS 39 on 1 January 2005	31	—
Currency translation and other adjustments	140	(150)
Additions	218	239
Disposals	(9)	(16)

At 31 December	6,633	6,253

The principal subsidiary undertakings of the Bank are shown below. Their capital consists of ordinary and preference shares, which are unlisted. All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies and are all wholly-owned. All of these subsidiary undertakings are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

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

15 Impaired and past-due financial assets	Group

2005	Cost £m	Provision £m	Net book value £m

Impaired financial assets
Loans and receivables and finance leases	2,798	1,829	969
Available-for-sale	10	4	6

	2,808	1,833	975

		Group

		2005 £m	2004 £m

Impairment losses charged to the income statement
Loans and receivables and finance leases (see table below)		753
Available-for-sale		3
Loans and advances (see table below)			625

Total		756	625

The following table shows impairment losses for loans and receivables and finance leases (2004 – loans and advances).

	Group

	2005 £m	Specific £m	General £m	2004 Total £m

At 1 January	1,940	1,535	370	1,905
Implementation of IAS 39	185
Currency translation and other adjustments	(2)	75	(102)	(27)
(Disposals)/acquisitions of subsidiaries	(7)	19	16	35
Amounts written-off	(818)	(595)	—	(595)
Recoveries of amounts previously written-off	56	45	—	45
Transfer to immediate parent company	—	(47)	(1)	(48)
Charged to the income statement	753	625	—	625
Unwind of discount	(76)

At 31 December	2,031	1,657	283	1,940

		Bank

2005		Cost £m	Provision £m	Net book value £m

Impaired financial assets
Loans and receivables and finance leases		2,311	1,537	774

			Bank

			2005	2004
			£m	£m

Impairment losses charged to the income statement
Loans and receivables and finance leases (see table below)			651
Loans and advances (see table below)				531

Total			651	531

The following table shows impairment losses for loans and receivables and finance leases (2004 – loans and advances).

	Bank

		2004

	2005 £m	Specific £m	General £m	Total £m

At 1 January	1,633	1,295	323	1,618
Implementation of IAS 39	177
Currency translation and other adjustments	5	76	(103)	(27)
Disposals of subsidiaries	(17)	—	—	—
Amounts written-off	(758)	(528)	—	(528)
Recoveries of amounts previously written-off	43	39	—	39
Charged to the income statement	651	531	—	531
Unwind of discount	(61)

At 31 December	1,673	1,413	220	1,633

Notes on the accounts continued

16 Intangible assets	Group

2005	Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m

Cost:
At 1 January 2005	739	24	30	1,472	2,265
Currency translation and other adjustments	(7)	1	(1)	—	(7)
Acquisitions of subsidiaries	40	—	—	—	40
Additions	—	—	—	227	227
Disposals and write-off of fully amortised assets	(12)	—	—	(17)	(29)

At 31 December 2005	760	25	29	1,682	2,496

Accumulated amortisation:
At 1 January 2005	—	3	3	1,015	1,021
Currency translation and other adjustments	—	1	(1)	—	—
Charge for the year	—	3	3	271	277

At 31 December 2005	—	7	5	1,286	1,298

Net book value at 31 December 2005	760	18	24	396	1,198

2004

Cost:
At 1 January 2004	257	—	—	1,303	1,560
Currency translation and other adjustments	(2)	—	—	—	(2)
Acquisition of subsidiaries	484	24	30	—	538
Additions	—	—	—	184	184
Disposals and write-off of fully amortised assets	—	—	—	(15)	(15)

At 31 December 2004	739	24	30	1,472	2,265

Accumulated amortisation:
At 1 January 2004	—	—	—	657	657
Currency translation and other adjustments	—	—	1	—	1
Disposals and write-off of fully amortised assets	—	—	—	(14)	(14)
Charge for the year	—	3	2	372	377

At 31 December 2004	—	3	3	1,015	1,021

Net book value at 31 December 2004	739	21	27	457	1,244

Bank

Software	2005 £m

Cost:
At 1 January 2005	1,442
Additions	180

At 31 December 2005	1,622

Accumulated amortisation:
At 1 January 2005	1,008
Depreciation charge for the year	267

At 31 December 2005	1,275

Net book value at 31 December 2005	347

2004 £m

Cost:
At 1 January 2004	1,259
Additions	183

At 31 December 2004	1,442

Accumulated amortisation:
At 1 January 2004	655
Depreciation charge for the year	353

At 31 December 2004	1,008

Net book value at 31 December 2004	434

The weighted average amortisation period of purchased intangible assets, other than goodwill, subject to amortisation are:

Years

Core deposit intangibles	8
Other purchased intangibles	10

The amortisation expense for each of the next five years is currently estimated to be:

£m

2006	6
2007	6
2008	6
2009	6
2010	6

Impairment review

		Goodwill

		2005	(1)	2004	(2)	Basis of	Key
Significant Business Unit	Acquisition and cash generating unit	£m		£m		valuation	assumptions

Ulster Bank	First Active	406		—		Value-in-use:	Terminal growth
						cash flow	after year 8

Wealth Management	Bank Von Ernst	142		144		Sales value	Sales of banks
						of business	in same market

NatWest	Greenwich	106		105		Earnings

(1)     As at 30 September.

(2)     As at 1 January.

*        The key valuation parameters are the same as those used to support the Group’s decision to purchase the business.

Notes on the accounts continued

17 Property, plant and equipment	Group

2005	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m

Cost or valuation:
At 1 January 2005	—	1,209	301	351	264	—	2,125
Currency translation and other adjustments	—	(15)	11	1	1	—	(2)
Additions	69	28	6	127	40	11	281
Disposals and write-off of fully depreciated assets	—	(276)	(49)	(31)	(25)	—	(381)
Transfer from fellow subsidiary	—	162	—	—	—	—	162

At 31 December 2005	69	1,108	269	448	280	11	2,185

Accumulated depreciation and amortisation:
At 1 January 2005	—	183	101	131	168	—	583
Disposals and write-off of fully depreciated assets	—	(43)	(10)	(16)	(30)	—	(99)
Currency translation and other adjustments	—	2	2	—	5	—	9
Transfer from fellow subsidiary	—	56	—	—	—	—	56
Depreciation charge for the year	—	34	5	27	38	1	105

At 31 December 2005	—	232	98	142	181	1	654

Net book value at 31 December 2005	69	876	171	306	99	10	1,531

2004

Cost or valuation:
At 1 January 2004	—	1,194	274	268	257	—	1,993
Currency translation and other adjustments	—	(1)	—	—	(1)	—	(2)
Reclassifications	—	4	(3)	—	(1)	—	—
Acquisition of subsidiaries	—	1	32	8	12	—	53
Additions	—	95	13	77	41	—	226
Disposals and write-off of fully depreciated assets	—	(84)	(15)	(2)	(39)	—	(140)
Transfer to fellow subsidiary	—	—	—	—	(5)	—	(5)

At 31 December 2004	—	1,209	301	351	264	—	2,125

Accumulated depreciation and amortisation:
At 1 January 2004	—	163	88	113	165	—	529
Currency translation and other adjustments	—	—	4	—	(1)	—	3
Reclassifications	—	1	—	—	(1)	—	—
Acquisition of subsidiaries	—	—	5	—	11	—	16
Disposals and write-off of fully depreciated assets	—	(15)	(2)	(1)	(27)	—	(45)
Transfer to fellow subsidiary	—	—	—	—	(5)	—	(5)
Depreciation charge for the year	—	34	6	19	26	—	85

At 31 December 2004	—	183	101	131	168	—	583

Net book value at 31 December 2004	—	1,026	200	220	96	—	1,542

Investment properties are valued to reflect fair market value. Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2005 valuation for a significant majority of the Group’s investment properties was undertaken by external valuers.

The fair value of investment properties does not include any appreciation since purchase. Premises include £51 million (2004 – £105 million) assets in the course of construction.

	Bank

	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2005	£m	£m	£m	£m	£m

Cost or valuation:
At 1 January 2005	1,186	137	297	10	1,630
Additions	10	2	107	—	119
Disposals and write-off of fully depreciated assets	(266)	(34)	(21)	(3)	(324)

At 31 December 2005	930	105	383	7	1,425

Accumulated depreciation and amortisation:
At 1 January 2005	228	48	104	3	383
Disposals and write-off of fully depreciated assets	(42)	(6)	(10)	(3)	(61)
Charge for year	31	3	22	3	59

At 31 December 2005	217	45	116	3	381

Net book value at 31 December 2005	713	60	267	4	1,044

2004

Cost or valuation:
At 1 January 2004	1,125	131	226	15	1,497
Currency translation and other adjustments	—	—	—	(1)	(1)
Additions	70	9	73	1	153
Disposals and write-off of fully depreciated assets	(9)	(3)	(2)	(5)	(19)

At 31 December 2004	1,186	137	297	10	1,630

Accumulated depreciation and amortisation:
At 1 January 2004	199	45	91	7	342
Disposals and write-off of fully depreciated assets	(1)	—	(2)	(5)	(8)
Charge for year	30	3	15	1	49

At 31 December 2004	228	48	104	3	383

Net book value at 31 December 2004	958	89	193	7	1,247

Notes on the accounts continued

18 Derivatives at fair value

Companies in the Group enter into various off-balance sheet financial instruments (derivatives) as principal either as a trading activity or to manage balance sheet foreign exchange and interest rate risk. Derivatives include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

Swaps include currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps. A swap is an agreement to exchange cash flows in the future in accordance with a pre-arranged formula. In currency swap transactions, interest payment obligations are exchanged on assets and liabilities denominated in different currencies; the exchange of principal may be notional or actual. Interest rate swap contracts generally involve exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified maturity at a specific future date; there is no exchange of principal.

Futures are exchange-traded forward contracts to buy (or sell) standardised amounts of underlying physical or financial commodities. The Group buys and sells currency, interest rate and equity futures.

Options include exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions. They are contracts that give the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity at an agreed price on an agreed date or over an agreed period.

	Group

	Total derivatives

	Notional amounts	Assets	Liabilities
2005	£bn	£m	£m

Exchange rate contracts
Spot, forwards and futures	14	238	220
Currency swaps	9	225	217
Options purchased	4	128	—
Options written	3	—	83

Interest rate contracts
Interest rate swaps	340	1,871	1,729
Options purchased	66	420	—
Options written	71	—	392
Futures and forwards	157	—	—

Credit derivatives	4	6	15

Equity and commodity contracts	1	88	1

		2,976	2,657

Amounts above include:
Due from/to fellow subsidiaries		728	751
Due from/to holding company		630	626

	Bank

	Total derivatives

	Notional amounts	Assets	Liabilities
2005	£bn	£m	£m

Exchange rate contracts
Spot, forwards and futures	10	138	141
Currency swaps	1	115	21
Options purchased	3	80	—
Options written	2	—	80

Interest rate contracts
Interest rate swaps	63	840	877
Options purchased	2	29	—
Options written	2	—	10

Credit derivatives	1	1	—

		1,203	1,129

Included in the above are cash flow hedging derivatives as follows
Interest rate swaps		—	42

Amounts above include:
Due from/to holding company		626	626
Due from/to subsidiaries		54	262

	Group

		Trading derivatives Fair value

	Notional amounts	Assets	Liabilities
2004	£bn	£m	£m

Exchange rate contracts
Spot, forwards and futures	16	433	538
Currency swaps	8	331	187
Options purchased		85	—
Options written		—	84

Interest rate contracts
Interest rate swaps	165	2,099	1,920
Options purchased	55	308	—
Options written	45	—	247
Futures and forwards	291	110	125

Credit derivatives	2	3	7

		3,369	3,108
Effect of netting		(2,003)	(2,003)

		1,366	1,105

Non-trading derivatives

Under previous GAAP, hedging derivatives were accounted for in accordance with the treatment of the hedged transaction. As a result any gains or losses on the hedging instrument arising from changes in fair values were not recognised in the profit and loss account immediately but accounted for in the same manner as the hedged item. The Group established such non-trading derivative positions externally with third party and also internally. The tables below include the components of the internal hedging programme that transferred risks to the trading portfolio or to external third party participants in the derivatives market.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades.

	Group

	Fair value			Book value

	Notional amounts	Positive	Negative	Assets	Liabilities
2004	£bn	£m	£m	£m	£m

Exchange rate contracts
Spot, forwards and futures	1.5	—	54	—	—
Currency swaps and options	0.3	4	10	—	3

Interest rate contracts
Interest rate swaps	12.0	351	299	80	60
Futures, forwards and options	0.2	3	4	—	—

		358	367	80	63

Notes on the accounts continued

18 Derivatives at fair value (continued)

	Group

	Unrecognised gains and losses	Deferred gains and losses
2004	£m	£m

As at 1 January 2004 – gains	889	109
As at 1 January 2004 – losses	(601)	(5)

	288	104
Recognised gains that arose in previous periods	(229)	(42)
Recognised losses that arose in previous periods	123	4
Unrecognised gains and losses arising in the year	(7)	—
Unrecognised gains and losses deferred in the year	(201)	201
Unrecognised gains and losses deferred and taken to profit or loss in the year	—	(50)

At 31 December 2004	(26)	217

Of which – gains	351	272
– losses	(377)	(55)

	(26)	217

Maturity of replacement cost of over-the-counter contracts (trading and non-trading)

Replacement cost indicates the Group's derivatives credit exposure. The following table sets forth the gross positive fair values by maturity. The replacement cost of internal trades is not included as there is no credit risk associated with them.

	Group

	Within one year	One to five years	Over five years	Total
2004	£m	£m	£m	£m

Before netting
Exchange rate contracts	448	237	165	850
Interest rate contracts	275	813	1,476	2,564
Credit derivatives	—	2	—	2

	723	1,052	1,641	3,416

Financial institutions				2,731
Others				685

				3,416

19 Prepayments, accrued income and other assets

	Group		Bank

	2005	2004	2005	2004
	£m	£m	£m	£m

Prepayments	76	134	45	77
Accrued income	366	1,292	275	799
Deferred taxation (see Note 25)	393	322	318	365
Deferred expenses	5	34	—	33
Other assets	2,283	563	926	560

	3,123	2,345	1,564	1,834

Amounts above include:
Due from fellow subsidiaries	25	17	—	—

20 Deposits by banks
	Group		Bank

	2005	2004	2005	2004
	£m	£m	£m	£m

Held-for-trading	6,589		1,237
Amortised cost	39,412		4,073

	46,001	23,873	5,310	3,480

Amounts above include:
Items in the course of transmission to other banks	705	791	761	852
Due to holding company	18,885	2,218	1,865	537
Due to fellow subsidiaries	35	—	9	—
Due to subsidiaries			950	874

21 Customer accounts
	Group		Bank

	2005	2004	2005	2004
	£m	£m	£m	£m

Held-for-trading	10,372		1,560
Designated as at fair value through profit or loss	1,339		63
Amortised cost	146,213		108,319

	157,924	126,119	109,942	87,925

Amounts above include:
Due to ultimate holding company	3	—	—	—
Due to holding company	668	—	487	—
Due to fellow subsidiaries	4,086	664	3,912	794
Due to subsidiaries	—	—	5,696	3,928

22 Debt securities in issue
	Group		Bank

	2005	2004	2005	2004
	£m	£m	£m	£m

Amortised cost	10,801		38

	10,801	3,597	38	39

Amounts above include:
Bonds and medium term notes	1,070	344	38	39
Certificates of deposit and other commercial paper	9,731	3,253	—	—

23 Settlement balances and short positions
			Group

			2005	2004
			£m	£m

Settlement balances – Amortised cost			3,075	2,103
Short positions – held-for-trading:
Debt securities – Government			16,846	18,508
– Other issuers			1,347	968
Treasury bills and other eligible bills			288	91
Equity shares			18	—

			21,574	21,670

Notes on the accounts continued

24 Accruals, deferred income and other liabilities

			Group		Bank

			2005	2004	2005	2004
			£m	£m	£m	£m

Notes in circulation			376	346	—	—
Current taxation			393	481	289	357
Accruals			888	1,846	260	914
Deferred income			131	462	105	309
Provisions for liabilities and charges (see table below)			108	122	83	94
Deferred tax liability (see Note 25)			33	—	—	—
Other liabilities			1,650	1,282	727	497

			3,579	4,539	1,464	2,171

Amounts above include:
Due to fellow subsidiaries			15	23	—	—

	Group			Bank

	Property(1)	Other(2)	Total	Property(1)	Other(2)	Total
Provisions for liabilities and charges	£m	£m	£m	£m	£m	£m

At 1 January	91	31	122	91	3	94
Currency translation and other movements	1	(2)	(1)	1	—	1
Charge to income statement	9	4	13	9	2	11
Unused provisions credited to income statement	(7)	(1)	(8)	(7)	—	(7)
Provisions utilised	(14)	(4)	(18)	(14)	(2)	(16)

At 31 December 2005	80	28	108	80	3	83

Notes:

(1)	The Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to the Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.

(2)	Other provisions arise in the normal course of business.

25 Deferred taxation

Provision for deferred taxation has been made as follows:
	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Deferred tax liability (included in Accruals, deferred income and other liabilities, Note 24)	33	—	—	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 19)	(393)	(322)	(318)	(365)

Net deferred tax	(360)	(322)	(318)	(365)

	Group

	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	Other transition £m	Fair value on financial instruments £m	Intangibles £m	Hedging £m	Other £m	Total £m

At 1 January 2004 under UK GAAP	2	264	(200)	—	—	—	—	—	10	76
Implementation of IFRS
(excluding IAS 32 and IAS 39)	(582)	(7)	—	120	—	—	176	—	—	(293)

At 1 January 2004 restated	(580)	257	(200)	120	—	—	176	—	10	(217)
Charge to income statement	(14)	(24)	24	—	—	—	(73)	—	(7)	(94)
Charge to equity directly	—	(1)	—	—	—	—	—	—	—	(1)
Acquisitions/(disposals) of subsidiaries	2	—	(1)	—	—	—	—	—	8	9
Other	(9)	(14)	—	—	—	—	—	—	4	(19)

At 1 January 2005	(601)	218	(177)	120	—	—	103	—	15	(322)
Implementation of IAS 32 and IAS 39	—	—	(55)	—	(131)	86	—	50	—	(50)

At 1 January 2005 restated	(601)	218	(232)	120	(131)	86	103	50	15	(372)
Charge to income statement	(5)	(18)	20	(28)	4	(1)	(72)	—	(2)	(102)
Charge to equity directly	—	—	—	—	—	(78)	—	(20)	—	(98)
Acquisitions/(disposals) of subsidiaries	—	—	—	—	(7)	—	—	—	—	(7)
Other	266	2	(8)	—	—	—	—	—	(41)	219

At 31 December 2005	(340)	202	(220)	92	(134)	7	31	30	(28)	(360)

	Bank

	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	Other transition £m	Fair value on financial instruments £m	Intangibles £m	Hedging £m	Other £m	Total £m

At 1 January 2004 under UK GAAP	—	113	(162)	—	—	—	—	—	1	(48)
Implementation of IFRS
(excluding IAS 32 and IAS 39)	(552)	—	—	66	—	—	181	—	—	(305)

At 1 January 2004 restated	(552)	113	(162)	66	—	—	181	—	1	(353)
Charge to income statement	(20)	9	49	—	—	—	(68)	—	—	(30)
Currency translation and other adjustments	—	(1)	—	—	—	—	20	—	(1)	18

At 1 January 2005	(572)	121	(113)	66	—	—	133	—	—	(365)
Implementation of IAS 32 and IAS 39	—	—	(23)	—	(134)	86	—	34	—	(37)

At 1 January 2005 restated	(572)	121	(136)	66	(134)	86	133	34	—	(402)
Charge to income statement	4	(1)	17	10	—	—	(67)	—	—	(37)
Charge to equity directly	—	—	—	—	—	(86)	—	(24)	—	(110)
Other	266	—	—	—	—	—	(35)	—	—	231

At 31 December 2005	(302)	120	(119)	76	(134)	—	31	10	—	(318)

Notes on the accounts continued

26 Subordinated liabilities
	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Amortised cost	6,648		5,501

	6,648	5,808	5,501	4,747

Dated loan capital	3,418	3,074	2,414	2,383
Undated loan capital	2,765	2,734	2,622	2,364
Preference shares	465	—	465	—

	6,648	5,808	5,501	4,747

Amounts above include:
Due to holding company	277	550
Due to fellow subsidiaries	369	—	—	—

On implementation of IAS 32, all of the Group’s preference shares were re-classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

	Group

2005 – final redemption	2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	thereafter £m	perpetual £m	Total £m

– Sterling	14	—	37	597	461		1,109
– US$	364	—	579	121	276		1,340
– Euro	32	—	410	340	187		969

Dated loan capital	410	—	1,026	1,058	924		3,418

– Sterling						792	792
– US$						1,483	1,483
– Euro						490	490

Undated loan capital						2,765	2,765

– Sterling						140	140
– US$						325	325

Preference shares						465	465

	410	—	1,026	1,058	924	3,230	6,648

	Group

2005 – call date	Currently £m	2006 £m	2007 £m	2008 – 2010 £m	2011– 2015 £m	thereafter £m	perpetual £m	Total £m

– Sterling	—	14	—	37	762	296		1,109
– US$	—	596	—	601	143	—		1,340
– Euro	—	32	—	410	464	63		969

Dated loan capital	—	642	—	1,048	1,369	359		3,418

– Sterling	—	28	—	539	—	118	107	792
– US$	1,160	17	290	—	—	16	—	1,483
– Euro	—	5	—	366	—	82	37	490

Undated loan capital	1,160	50	290	905	—	216	144	2,765

– Sterling	140	—	—	—	—	—	—	140
– US$	146	5	174	—	—	—	—	325

Preference shares	286	5	174	—	—	—	—	465

	1,446	697	464	1,953	1,369	575	144	6,648

	Group

2004 – final redemption	2005 £m	2006 £m	2007-2009 £m	2010-2014 £m	thereafter £m	perpetual £m	Total £m

– Sterling	—	—	—	299	758		1,057
– US$	207	54	514	22	285		1,082
– Euro	—	—	—	770	165		935

Dated loan capital	207	54	514	1,091	1,208		3,074

– Sterling						748	748
– US$						1,290	1,290
– Euro						658	658
– Other						38	38

Undated loan capital						2,734	2,734

	207	54	514	1,091	1,208	2,734	5,808

	Group

2004 – call date	Currently £m	2005 £m	2006 £m	2007– 2009 £m	2010– 2014 £m	thereafter £m	perpetual £m	Total £m

– Sterling	—	—	299	100	65	593		1,057
– US$	207	207	54	614	—	—		1,082
– Euro	—	—	—	99	770	66		935

Dated loan capital	207	207	353	813	835	659		3,074

– Sterling	—	—	—	—	324	398	26	748
– US$	1,032	—	—	258	—	—	—	1,290
– Euro	—	—	—	352	—	—	306	658
– Other	—	—	—	—	—	—	38	38

Undated loan capital	1,032	—	—	610	324	398	370	2,734

	1,239	207	353	1,423	1,159	1,057	370	5,808

	Bank

2005 – final redemption	2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	thereafter £m	perpetual £m	Total £m

– Sterling	14	—	37	597	296		944
– US$	10	—	579	99	—		688
– Euro	32	—	410	340	—		782

Dated loan capital	56	—	1,026	1,036	296		2,414

– Sterling						767	767
– US$						1,484	1,484
– Euro						371	371

Undated loan capital						2,622	2,622

– Sterling						140	140
– US$						325	325

Preference shares						465	465

	56	—	1,026	1,036	296	3,087	5,501

	Bank

2005– call date	Currently £m	2006 £m	2007 £m	2008– 2010 £m	2011– 2015 £m	thereafter £m	perpetual £m	Total £m

– Sterling	—	14	—	37	597	296		944
– US$	—	10	—	579	99	—		688
– Euro	—	32	—	410	340	—		782

Dated loan capital	—	56	—	1,026	1,036	296		2,414

– Sterling	—	28	—	539	—	200	—	767
– US$	1,160	17	290	—	—	17	—	1,484
– Euro	—	5	—	366	—	—	—	371

Undated loan capital	1,160	50	290	905	—	217	—	2,622

– Sterling	140	—	—	—	—	—	—	140
– US$	146	5	174	—	—	—	—	325

Preference shares	286	5	174	—	—	—	—	465

	1,446	111	464	1,931	1,036	513	—	5,501

Notes on the accounts continued

26 Subordinated liabilities (continued)
		Bank

2004 – final redemption		2005 £m	2006 £m	2007-2009 £m	2010-2014 £m	thereafter £m	perpetual £m	Total £m

– Sterling		—	—	—	299	593		892
– US$		207	—	514	—	—		721
– Euro		—	—	—	770	—		770

Dated loan capital		207	—	514	1,069	593		2,383

– Sterling							722	722
– US$							1,290	1,290
– Euro							352	352

Undated loan capital							2,364	2,364

		207	—	514	1,069	593	2,364	4,747

	Bank

	Currently	2005	2006	2007– 2009	2010– 2014	thereafter	perpetual	Total
2004 – call date	£m	£m	£m	£m	£m	£m	£m	£m

– Sterling	—	—	299	—	—	593		892
– US$	—	207	—	514	—	—		721
– Euro	—	—	—	—	770	—		770

Dated loan capital	—	207	299	514	770	593		2,383

– Sterling	—	—	—	—	324	398	—	722
– US$	1,032	—	—	258	—	—	—	1,290
– Euro	—	—	—	352	—	—	—	352

Undated loan capital	1,032	—	—	610	324	398	—	2,364

	1,032	207	299	1,124	1,094	991	—	4,747

Notes:

(1)	In the event of certain changes in tax laws, dated and undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(2)	At 31 December 2004 the principal amounts payable to dated and undated loan note holders would not have been materially different from the carrying amount.

(3)	On 15 December 2005, the Bank gave notice of redemption of 20 million Exchangeble Capital Securities, Series A, of US$25 each on 16 January 2006.

27 Minority interests
	Group

	2005 £m	2004 £m

At 1 January	408	3
Implementation of IAS 32 and IAS 39 on 1 January 2005	(6)
Currency translation adjustments and other movements	(2)	—
Profit attributable to minority interests	17	12
Dividends paid	(15)	(10)
Equity raised	463	405
Equity withdrawn	(121)	(2)

At 31 December	744	408

28 Share capital
	Group and Bank

	Allotted, called up and fully paid		Authorised

	2005	2004	2005	2004
	£m	£m	£m	£m

Equity shares
Ordinary shares of £1 each	1,678	1,678	2,250	2,250

Total equity share capital	1,678	1,678	2,250	2,250

Non-equity shares
Non-cumulative preference shares of US$25	320	284	1,162	1,034
Non-cumulative preference shares of £1	140	140	1,000	1,000

Total non-equity share capital	460	424	2,162	2,034

Total share capital	2,138	2,102	4,412	4,284

	Allotted, called up and fully paid		Authorised

Number of shares – millions	2005	2004	2005	2004

Equity shares
Ordinary shares of £1 each	1,678	1,678	2,250	2,250

Non-equity shares
Non-cumulative preference shares of US$25	22	22	80	80
Non-cumulative preference shares of £1	140	140	1,000	1,000

The non-cumulative preference shares, Series B, of US$25 each which carry the right to a gross dividend of 8.75% inclusive of associated tax credit, are redeemable at the option of the Bank at US$25 per share.

The non-cumulative preference shares, Series C, of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$0.60 until 8 April 2006 and US$0.30 from 9 April 2006 until 8 April 2007. There is no redemption premium if the date of redemption falls after 8 April 2007.

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

Under IFRS, the Group’s preference shares are classified as debt and are now included in subordinated liabilities on the balance sheet (see Note 26).

Notes on the accounts continued

29 Reserves
	Group		Bank

	2005	2004	2005	2004
	£m	£m	£m	£m

Share premium account
At 1 January	1,286	1,286	1,286	1,286
Reclassification of preference shares on implementation of IAS 32 on 1 January 2005	5		5

At 31 December	1,291	1,286	1,291	1,286

Available-for-sale reserve
Implementation of IAS 32 and IAS 39 on 1 January 2005	200		201
Unrealised gains in the year	38		33
Realised gains in the year	(324)		(320)
Taxation	86		86

At 31 December	—		—

Cash flow hedging reserve
Implementation of IAS 32 and IAS 39 on 1 January 2005	156		122
Unrealised losses in the year	(28)		(52)
Taxation	20		24

At 31 December	148		94

Foreign exchange reserve
At 1 January	(19)	(33)	—	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	6		—
Retranslation of net assets	182	14	(5)	—

At 31 December	169	(19)	(5)	—

Other reserves
At 1 January and 31 December	298	298	298	298

Retained earnings
At 1 January	4,342	4,332	1,416	1,851
Implementation of IAS 32 and IAS 39 on 1 January 2005	(582)		(487)
Currency translation adjustments and other movements	—	(6)	—	—
Profit attributable to ordinary and equity preference shareholders	2,446	2,352	1,774	1,901
Ordinary dividends paid	(350)	(2,300)	(350)	(2,300)
Preference dividends – non-equity	—	(36)	—	(36)

At 31 December	5,856	4,342	2,353	1,416

Reserves at 31 December	7,762	5,907	4,031	3,000

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

30 Leases

Minimum amounts receivable and payable under non-cancellable leases
	2005				2004

	Year in which receipt or payment will occur				Year in which receipt or payment will occur

Group	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m

Finance lease assets:
Amounts receivable	99	605	381	1,085	78	424	634	1,136
Present value adjustment	(27)	(136)	(110)	(273)	(31)	(159)	(261)	(451)
Other movements	(3)	(60)	(25)	(88)	(1)	(34)	(10)	(45)

Present value amounts receivable	69	409	246	724	46	231	363	640

Operating lease obligations:
Amounts payable:
Premises	84	302	655	1,041	98	358	788	1,244
Equipment	2	1	—	3	2	1	—	3

	86	303	655	1,044	100	359	788	1,247

Bank

Operating lease obligations:
Amounts payable:
Premises	66	242	452	760	72	271	562	905

					Group		Bank

					2005	2004	2005	2004
Amounts recognised as income and expense					£m	£m	£m	£m

Operating lease payables – minimum payments					100	106	75	83
Finance lease receivables – unearned finance income					273	451	—	—

Notes on the accounts continued

31 Collateral

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements as securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	Group

	2005 £m	2004 £m

Treasury and other eligible bills	724	133
Debt securities	26,607	20,202

	27,331	20,335

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £34.8 billion (2004 – £34.3 billion), of which £33.1 billion (2004 – £31.7 billion) has been resold or repledged as collateral for the Group’s own transactions.

Other collateral given	Group		Bank

Assets charged as security for liabilities	2005 £m	2004 £m	2005 £m	2004 £m

Loans and advances to customers	351	342	—	—
Other	11	4	—	—

	362	346	—	—

Liabilities secured by charges to assets	2005 £m	2004 £m	2005 £m	2004 £m

Customer accounts	8	—	9	—
Debt securities in issue	349	342	—	—
Other liabilities	17	—	—	—

	374	342	9	—

32 Financial instruments

Risk management

Risk Management is conducted on an overall basis within the RBS Group. Therefore in the discussion on risk management (pages 96 to 101) references to “the Group” or “Group” Board and committees are to the RBS Group.

Governance framework

The Board sets the overall risk appetite and philosophy for the Group. Various Board sub-committees support these goals, as follows:

  Group Audit Committee is a non-executive committee that supports the Board in carrying out its responsibilities for financial reporting including accounting policies and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the design, adequacy and effectiveness of the Group’s internal controls.

  Advances Committee is an executive committee that deals with all transactions that exceed the Group Credit Committee's delegated authority.

In addition to the responsibilities at Board level, operational authority and oversight is delegated to the Group Executive Management Committee (“GEMC”), which is responsible for implementing a risk management framework consistent with the Board's risk appetite. The GEMC, in turn, is supported by the following committees:

  Group Risk Committee (“GRC”) is an executive risk governance committee which recommends and approves limits, processes and policies in respect of the effective management of all material non-balance sheet risks across the Group.

  Group Credit Committee (“GCC”) is a credit approval committee which deals with all transactions that exceed the delegated authority of divisional credit committees.

  Group Asset and Liability Management Committee (“GALCO”), is an executive committee which is responsible for reviewing the balance sheet, funding, liquidity, structural forex, intra-group limits, capital adequacy and capital raising across the Group as well as interest rate risk in the banking book. In addition, GALCO monitors and reviews external, economic and environmental changes affecting such risks.

These Committees are further supported by two dedicated group level functions, Group Risk Management, which has responsibility for credit, market, regulatory and enterprise risk and Group Treasury which is responsible for the management of the Group's balance sheet, capital raising, intra group credit exposure, liquidity and hedging policies. Both functions report to GEMC and the Group Board through the Group Finance Director and play an active role in assessing and monitoring the effectiveness of the divisional risk management functions.

Financial risk management policies and objectives

The Board establishes the overall governance framework for risk management and sets the risk appetite and philosophy for the Group.

The principal financial risks that the Group manages are as follows:

  Credit risk: credit risk is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

  Liquidity risk: the risk that the Group is unable to meet its’ obligations as they fall due.

  Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.

  Insurance underwriting risk: the Group is exposed to insurance risk through using insurance as a tool to mitigate other risk exposures.

Credit risk

The objective of credit risk management is to enable the Group to achieve sustainable and superior risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

The key principles for credit risk management are set out in the Group’s Credit Risk Management Framework and include:

  Approval of all credit exposure must be granted prior to any advance or extension of credit.

  An appropriate credit risk assessment of the customer and related credit facilities must be undertaken prior to approval of credit exposure. This must include an assessment of, amongst others, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.

  The Board delegates authority to Executive Advances Committee, Group Credit Committee and divisional credit committees. A divisional CEO may delegate a subset of the divisional credit risk authority to sub-committees or to individuals.

  Credit risk authority must be specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. These individuals must act independently and with balanced commercial judgement in exercising credit authority.

  Where credit authority is exercised personally, the individual must not have any responsibility or accountability for business revenue origination.

  All credit exposures, once approved, must be effectively monitored and managed and reviewed periodically against approved limits. Review occurs at least annually, with lower quality exposures being subject to a greater frequency of analysis and assessment.

  Customers with emerging credit problems must be identified early and classified accordingly. Remedial actions must be implemented promptly to minimise the potential loss to the Group and consideration should be given whether to transfer customers with credit problems to a specialised problem management or recovery unit.

  Portfolio analysis and reporting must be used to identify and manage credit risk concentrations and credit risk quality migration.

Credit grading models

In order to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring and portfolio analysis, the Group employs a range of credit risk models. These models can be broadly grouped into four categories.

  Probability of default (“PD”)/customer credit grade – these models assess the probability that the customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Each customer is assigned an internal credit grade which corresponds to a probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular characteristics of customer types in that portfolio. The credit grading models use a combination of quantitative inputs, such as recent financial performance and customer behaviour, and qualitative inputs, such as company management performance or sector outlook.

Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade which uses a five band scale from AQ1 to AQ5.

  Loss given default (“LGD”) – these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group's LGD models take into account the type of borrower, facility and any risk mitigation such as the presence of any security or collateral held. The LGD may also be affected by the industry sector of the borrower, the legal jurisdiction in which the borrower operates as well as general economic conditions which may impact the value of any assets held as security.

Notes on the accounts continued

32 Financial instruments (continued)

  Exposure at default (“EAD”) – these models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit. The methodologies used in EAD modelling recognise that customers may make more use of their existing credit facilities in the run up to a default.

  Credit risk exposure measurement – these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.

Risk assets

The Group’s portfolio consists of loans (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments. In order to encompass the entire range of products in the Group’s credit portfolios exposure is monitored using risk assets, which cover exposures to all these asset and customer types.

Risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Provision analysis

The Group’s consumer portfolios, which consist of small value, high volume credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis.

Early and proactive management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group’s ongoing monitoring process.

Provisions methodology

Under IAS 39 provisions are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written off.

Collectively assessed provisions are the provisions on impaired credits below an agreed value threshold which are assessed on a portfolio basis, to reflect the homogenous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are the provisions held against the estimated impairment in the performing portfolio which has yet to be identified and reported as at the balance sheet date. To assess the latent loss within the portfolio, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Liquidity risk

Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. It is undertaken within limits and other policy parameters set by Group Asset and Liability Management Committee (GALCO).

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities. The short-term maturity structure of the Group’s assets and liabilities is managed on a daily basis to ensure that contractual cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

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

Value-at-risk (“VaR”)

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

Trading

The principal focus of the Group’s trading activities is client facilitation – providing products to the Group’s client base at competitive prices. The Group also undertakes: market making –quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage –entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group’s accounting policies for derivative financial instruments, see Accounting policies.

The VaR for the Group’s trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2005				2004

	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m

Trading
Interest rate	6.0	5.5	10.8	4.1	5.5	5.0	8.5	4.0
Credit spread	6.0	5.2	8.6	3.6	3.8	4.9	6.6	1.5
Currency	0.4	0.4	0.8	—	0.4	0.8	1.2	0.1
Equity and commodity	0.2	0.3	1.3	—	—	0.3	0.6	—
Diversification		(3.5)				(4.4)

Total trading VaR	8.1	7.9	12.3	5.5	7.0	6.6	10.3	4.8

Notes on the accounts continued

32 Financial instruments (continued)

Non-trading

The principal market risks arising from the Group’s non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and corporate banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group’s investments in overseas subsidiaries, associates and branches. The Group’s venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group’s portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group’s long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

• Interest rate risk

Non-trading interest rate risk arises from the Group’s treasury activities and retail and corporate banking businesses.

Treasury

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

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

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group’s capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group’s trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group’s treasury function. The residual risk position is reported to divisional asset and liability committees, GALCO and Board.

• Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of recognised income and expense.

The tables below set out the Group’s structural foreign currency exposures.
2005	Net investments in foreign operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m

US dollar	3,022	2,806	216
Euro	1,934	284	1,650
Swiss franc	431	430	1
Other non-sterling	4	4	—

	5,391	3,524	1,867

2004

US dollar	2,142	2,092	50
Euro	1,822	1,125	697
Swiss franc	392	388	4
Other non-sterling	4	4	—

	4,360	3,609	751

The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the Euro exchange rate against Sterling and the exclusion from the table of preference shares classified as equity under IFRS. These instruments continue to be considered part of the currency funding of foreign operations for asset and liability management purposes.

Notes on the accounts continued

32 Financial instruments (continued)

Remaining maturity	Group

2005	1 month or less £m	Within 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m

Assets
Cash and balances at central banks	1,568	—	—	—	—	—	1,568
Treasury bills and other eligible bills	23	39	708	—	—	—	770
Loans and advances to banks	47,521	6,001	1,400	780	293	—	55,995
Loans and advances to customers	73,218	12,591	17,165	21,447	35,522	—	159,943
Debt securities	399	179	1,323	6,894	19,950	—	28,745
Equity shares	—	—	—	—	—	823	823
Settlement balances	3,931	—	—	—	—	—	3,931
Derivatives at fair value	213	210	368	875	1,310	—	2,976

Liabilities
Deposits by banks	29,351	5,147	7,915	2,784	804	—	46,001
Customer accounts	141,464	10,170	2,795	3,110	385	—	157,924
Debt securities in issue	3,040	2,277	4,949	141	394	—	10,801
Settlement balances and short positions	3,061	223	705	15,079	2,506	—	21,574
Derivatives at fair value	251	192	289	652	1,273	—	2,657
Subordinated liabilities	326	6	1,811	2,417	2,088	—	6,648

2004

Assets
Cash and balances at central banks	1,589	—	—	—	—	—	1,589
Treasury bills and other eligible bills	74	84	14	—	—	—	172
Loans and advances to banks	19,404	7,750	1,477	561	790	—	29,982
Loans and advances to customers	30,101	14,927	11,163	21,953	53,535	—	131,679
Debt securities	272	298	395	5,381	16,080	—	22,426
Equity shares	—	—	—	—	—	1,338	1,338
Settlement balances	3,538	—	—	—	—	—	3,538
Derivatives at fair value	29	15	243	423	656	—	1,366

Liabilities
Deposits by banks	14,412	7,195	2,038	185	43	—	23,873
Customer accounts	103,462	18,741	2,121	1,655	140	—	126,119
Debt securities in issue	892	1,784	443	102	376	—	3,597
Settlement balances and short positions	3,112	379	185	12,800	5,194	—	21,670
Derivatives at fair value	16	21	195	342	531	—	1,105
Subordinated liabilities	207	1,032	207	1,776	2,586	—	5,808

Remaining maturity	Bank

2005	1 month or less £m	Within 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m

Assets
Cash and balances at central banks	894	—	—	—	—	—	894
Loans and advances to banks	18,112	1,733	754	190	40	—	20,829
Loans and advances to customers	52,290	6,921	9,680	13,530	15,148	—	97,569
Debt securities	8	11	17	12	3	—	51
Derivatives at fair value	43	61	128	424	547	—	1,203

Liabilities
Deposits by banks	3,413	808	604	261	224	—	5,310
Customer accounts	98,683	7,005	1,755	1,923	576	—	109,942
Debt securities in issue	—	—	5	33	—	—	38
Derivatives at fair value	42	55	117	208	707	—	1,129
Subordinated liabilities	326	6	1,225	2,395	1,549	—	5,501

2004

Assets
Cash and balances at central banks	956	—	—	—	—	—	956
Loans and advances to banks	12,136	1,964	1,193	20	681	—	15,994
Loans and advances to customers	28,215	8,052	10,688	15,581	15,083	—	77,619
Debt securities	—	—	26	13	—	—	39
Equity shares	—	—	—	—	—	587	587
Derivatives at fair value	—	14	133	218	339	—	704

Liabilities
Deposits by banks	2,513	881	74	12	—	—	3,480
Customer accounts	76,103	8,862	1,040	1,391	529	—	87,925
Debt securities in issue	—	—	—	5	34	—	39
Derivatives at fair value	3	6	50	88	136	—	283
Subordinated liabilities	—	1,032	207	1,423	2,085	—	4,747

Notes on the accounts continued

32 Financial instruments (continued)

Interest rate sensitivity

The tables below summarise the interest rate sensitivity gap for the Group and the Bank at 31 December 2005 and the Group at 31 December 2004. The tables show the contractual repricing for each category of asset, liability and off-balance sheet items in the banking book. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

	Group

2005	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning /bearing £m	Yield %	Non interest earning /bearing £m	Fair value through profit or loss £m	Banking book £m	Trading book £m	Total £m

Assets
Loans and advances to banks	38,052	580	884	521	25	40,062	2.19	2,467	825	43,354	12,641	55,995
Loans and advances
to customers	99,057	2,624	2,492	12,027	4,650	120,850	4.26	16,253	—	137,103	22,840	159,943
Debt securities and
treasury bills	2,290	155	152	238	82	2,917	3.39	—	403	3,320	26,195	29,515
Other assets	—	—	—	—	—	—		8,421	39	8,460	6,690	15,150

Total assets	139,399	3,359	3,528	12,786	4,757	163,829	3.74	27,141	1,267	192,237	68,366	260,603

Liabilities and equity
Deposits by banks	18,486	4,007	1,517	2,470	517	26,997	1.60	2,040	—	29,037	16,964	46,001
Customer accounts	113,329	1,153	1,369	1,588	367	117,806	2.09	18,012	1,339	137,157	20,767	157,924
Debt securities in issue	4,090	2,221	1,025	140	394	7,870	1.77	6	—	7,876	2,925	10,801
Subordinated liabilities	2,146	—	—	2,535	1,614	6,295	5.83	—	—	6,295	353	6,648
Other liabilites	—	—	—	—	—	—		5,202	—	5,202	24,587	29,789
Shareholders’ equity	—	—	—	—	—	—		7,825	—	7,825	1,615	9,440
Internal funding of trading book	(1,268)	—	—	—	—	(1,268)	3.71	113	—	(1,155)	1,155	—

Total liabilities and equity	136,783	7,381	3,911	6,733	2,892	157,700	2.12	33,198	1,339	192,237	68,366	260,603

Off-balance sheet items	(1,231)	147	194	264	626	—		—	—

Interest rate sensitivity gap	1,385	(3,875)	(189)	6,317	2,491	6,129		(6,057)	(72)

Cumulative interest rate
sensitivity gap	1,385	(2,490)	(2,679)	3,638	6,129	6,129		72

Trading book

The table below sets out by time band the net effect on the profit or loss of a basis point (0.01%) increase in interest rates, assuming all trading positions remain unchanged.

	2005

Group	3 months or less £000	After 3 months but less than 6 months £000	After 6 months but less than 1 year £000	After 1 year but less than 5 years £000	Over 5 years £000	Total £000

Gain/(loss) per basis point increase	51	(14)	471	(959)	499	48

Bank

Gain/(loss) per bonus point increase	4	(61)	16	106	(13)	52

	Group

2004	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Non interest earning /bearing £m	Banking book £m	Trading book £m	Total £m

Assets
Loans and advances to banks	18,086	503	697	490	523	2,362	22,661	7,321	29,982
Loans and advances to customers	77,730	3,411	4,293	12,681	9,021	215	107,351	24,328	131,679
Debt securities and treasury bills	887	268	145	1,216	11	134	2,661	19,937	22,598
Other assets	—	—	—	—	—	7,682	7,682	5,280	12,962

Total assets	96,703	4,182	5,135	14,387	9,555	10,393	140,355	56,866	197,221

Liabilities and equity
Deposits by banks	7,658	613	129	72	17	861	9,350	14,523	23,873
Customer accounts	87,614	1,100	887	1,667	140	19,090	110,498	15,621	126,119
Debt securities in issue	1,243	175	14	63	342	—	1,837	1,760	3,597
Subordinated liabilities	1,701	208	258	1,070	2,517	—	5,754	54	5,808
Other liabilites	—	—	—	4	—	6,103	6,107	23,708	29,815
Shareholders’ equity	—	—	—	—	—	6,931	6,931	1,078	8,009
Internal funding of trading book	(122)	—	—	—	—	—	(122)	122	—

Total liabilities and equity	98,094	2,096	1,288	2,876	3,016	32,985	140,355	56,866	197,221

Off-balance sheet items	(10)	103	246	115	(454)	—

Interest rate sensitivity gap	(1,401)	2,189	4,093	11,626	6,085	(22,592)

Cumulative interest rate sensitivity gap	(1,401)	788	4,881	16,507	22,592

	Bank

2005	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning /bearing £m	Yield %	Non interest earning /bearing £m	Fair value through profit or loss £m	Banking book £m	Trading book £m	Total £m

Assets
Loans and advances to banks	17,593	102	628	191	—	18,514	4.17	2,302	—	20,816	13	20,829
Loans and advances
to customers	67,487	1,320	1,163	9,078	2,866	81,914	4.43	15,624	—	97,538	31	97,569
Debt securities and
treasury bills	19	14	3	9	6	51	5.88	—	—	51	—	51
Other assets	—	—	—	—	—	—		11,163	—	11,163	522	11,685

Total assets	85,099	1,436	1,794	9,278	2,872	100,479	4.38	29,089	—	129,568	566	130,134

Liabilities and equity
Deposits by banks	3,534	282	164	249	—	4,229	2.22	1,081	—	5,310	—	5,310
Customer accounts	88,425	517	1,064	399	132	90,537	2.09	19,285	63	109,885	57	109,942
Debt securities in issue	—	—	5	33	—	38	2.63	—	—	38	—	38
Subordinated liabilities	1,501	—	—	2,535	1,465	5,501	6.45	—	—	5,501	—	5,501
Other liabilites	—	—	—	—	—	—		3,390	—	3,390	244	3,634
Shareholders’ equity	—	—	—	—	—	—		5,710	—	5,710	(1)	5,709
Internal funding of trading book	(312)	—	—	—	—	(312)	0.32	46	—	(266)	266	—

Total liabilities and equity	93,148	799	1,233	3,216	1,597	99,993	2.33	29,512	63	129,568	566	130,134

Off-balance sheet items	(1,231)	147	194	264	626	—		—	—

Interest rate sensitivity gap	(9,280)	784	755	6,326	1,901	486		(423)	(63)

Cumulative interest rate
sensitivity gap	(9,280)	(8,496)	(7,741)	(1,415)	486	486		63

Notes on the accounts continued

32 Financial instruments (continued)

The following table shows the carrying values and the fair values of financial instruments on the balance sheet.

	Group				Bank

	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m

Financial assets
Cash and balances at central banks	1,568	1,568	1,589	1,589	894	894	956	956

Treasury bills and other eligible bills
Held-for-trading	724	724			—	—
Available-for-sale	46	46			—	—
Banking business			38	38			—	—
Trading business			134	134			—	—

	770	770	172	172	—	—	—	—

Loans and advance to banks
Held-for-trading	17,411	17,411			110	110
Designated as at fair value through profit or loss	825	825			—	—
Loans and receivables	37,759	37,761			20,719	20,719
Banking business			22,661	22,662			15,901	15,901
Trading business			7,321	7,321			93	93

	55,995	55,997	29,982	29,983	20,829	20,829	15,994	15,994

Loans and advance to customers
Held-for-trading	15,896	15,896			30	30
Loans and receivables	144,047	144,628			97,539	98,006
Banking business			107,351	107,447			77,587	77,837
Trading business			24,328	24,328			32	32

	159,943	160,524	131,679	131,775	97,569	98,036	77,619	77,869

Debt securities
Held-for-trading	25,474	25,474			3	3
Designated as at fair value through profit or loss	403	403			—	—
Available-for-sale	2,868	2,868			48	48
Banking business			2,623	2,622			39	39
Trading business			19,803	19,803			—	—

	28,745	28,745	22,426	22,425	51	51	39	39

Equity shares
Held-for-trading	26	26			—	—
Designated as at fair value through profit or loss	39	39			—	—
Available-for-sale	758	758			—	—
Banking business			1,323	1,610			574	861
Trading business			15	15			13	13

	823	823	1,338	1,625	—	—	587	874

Settlement balances	3,931	3,931	3,538	3,538	—	—	—	—

Derivatives at fair value	2,976	2,976	1,366	1,366	1,203	1,203	704	704

	Group				Bank

	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m

Financial liabilities
Deposits by banks
Held-for-trading	6,589	6,589			1,237	1,237
Amortised cost	39,412	39,417			4,073	4,073
Banking business			9,350	9,360			3,076	3,076
Trading business			14,523	14,523			404	404

	46,001	46,006	23,873	23,883	5,310	5,310	3,480	3,480

Customer accounts
Held-for-trading	10,372	10,372			1,560	1,560
Designated as at fair value through profit or loss	1,339	1,339			63	63
Amortised cost	146,213	147,313			108,319	108,541
Banking business			110,498	110,504			87,910	87,912
Trading business			15,621	15,621			15	15

	157,924	159,024	126,119	126,125	109,942	110,164	87,925	87,927

Debt securities in issue
Amortised cost	10,801	10,872			38	38
Banking business			1,837	1,836			39	39
Trading business			1,760	1,760			—	—

	10,801	10,872	3,597	3,596	38	38	39	39

Subordinated liabilities
Amortised cost	6,648	6,773			5,501	5,626
Banking business			5,754	6,020			4,747	5,276
Trading business			54	54			—	—

	6,648	6,773	5,808	6,074	5,501	5,626	4,747	5,276

Settlement balances and short positions	21,574	21,574	21,670	21,670	—	—	—	—

Derivatives at fair value	2,657	2,657	1,105	1,105	1,129	1,129	283	283

Notes on the accounts continued

32 Financial instruments (continued)

Industry risk – geographical analysis

	Group

2005	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Settlement balances £m	Total £m	Netting(1) offset £m

UK
Central and local government	1,690	4	7	—	1,701	1,137
Manufacturing	6,887	1	78	—	6,966	2,406
Construction	4,479	—	28	—	4,507	1,258
Finance	74,742	1,671	1,428	—	77,841	6,250
Service industry and business activities	24,031	135	249	—	24,415	4,356
Agriculture, forestry and fishing	1,884	—	2	—	1,886	209
Property	15,316	10	96	—	15,422	1,613
Individuals
Home mortgages	2,746	—	1	—	2,747	1,178
Other	15,283	—	—	—	15,283	506
Finance leases and instalment credit	319	—	—	—	319	—
Interest accruals	208	—	—	—	208	—

Total UK	147,585	1,821	1,889	—	151,295	18,913

US
Central and local government	—	7,599	—	112	7,711	—
Manufacturing	44	84	—	—	128	—
Construction	5	27	—	—	32	—
Finance	28,258	18,121	609	3,809	50,797	4,323
Service industry and business activities	484	302	—	—	786	—
Agriculture, forestry and fishing	13	—	—	—	13	—
Property	2,252	—	—	—	2,252	—
Individuals
Home mortgages	5,107	—	—	—	5,107	—
Other	9	—	—	—	9	—
Finance leases and instalment credit	439	—	—	—	439	—
Interest accruals	79	160	—	—	239	2

Total US	36,690	26,293	609	3,921	67,513	4,325

Europe
Central and local government	287	234	—	—	521	111
Manufacturing	3,060	—	—	—	3,060	889
Construction	2,257	—	—	—	2,257	1,931
Finance	6,776	1,802	450	8	9,036	4,986
Service industry and business activities	4,758	10	11	—	4,779	3,726
Agriculture, forestry and fishing	513	—	—	—	513	577
Property	2,576	49	—	—	2,625	2,670
Individuals
Home mortgages	8,802	—	—	—	8,802	11,264
Other	3,412	105	—	—	3,517	1,577
Finance leases and instalment credit	96	—	—	—	96	—
Interest accruals	110	26	—	—	136	—

Total Europe	32,647	2,226	461	8	35,342	27,731

Rest of the World
Central and local government	—	2	—	—	2	—
Finance	169	—	3	2	174	—
Service industry and business activities	—	—	14	—	14	—
Property	2	—	—	—	2	—
Individuals
Home mortgages	75	—	—	—	75	—
Other	792	—	—	—	792	—
Interest accruals	9	—	—	—	9	—

Total Rest of the World	1,047	2	17	2	1,068	—

(1)	This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group’s credit risk is reduced throught a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

	Group

2005	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Settlement balances £m	Total £m	Netting(1) offset £m

Total
Central and local government	1,977	7,839	7	112	9,935	1,248
Manufacturing	9,991	85	78	—	10,154	3,295
Construction	6,741	27	28	—	6,796	3,189
Finance	109,945	21,594	2,490	3,819	137,848	15,559
Service industry and business activities	29,273	447	274	—	29,994	8,082
Agriculture, forestry and fishing	2,410	—	2	—	2,412	786
Property	20,146	59	96	—	20,301	4,283
Individuals
Home mortgages	16,730	—	1	—	16,731	12,442
Other	19,496	105	—	—	19,601	2,083
Finance leases and instalment credit	854	—	—	—	854	—
Interest accruals	406	186	—	—	592	2

	217,969	30,342	2,976	3,931	255,218	50,969

(1)	This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group’s credit risk is reduced throught a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

Notes on the accounts continued

32 Financial instruments (continued)

Industry risk – geographical analysis (continued)

	Bank

2005	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Total £m	Netting(1) offset £m

UK
Central and local government	1,689	—	7	1,696	1,137
Manufacturing	6,737	—	78	6,815	2,249
Construction	4,108	—	28	4,136	842
Finance	53,440	48	742	54,230	219
Service industry and business activities	23,140	—	249	23,389	3,626
Agriculture, forestry and fishing	1,700	—	2	1,702	12
Property	14,397	—	96	14,493	981
Individuals
Home mortgages	40	—	1	41	—
Other	13,434	—	—	13,434	2
Interest accruals	172	—	—	172	—

Total UK	118,857	48	1,203	120,108	9,068

US
Finance	54	—	—	54	—
Service industry and business activities	—	3	—	3	—
Interest accruals	21	—	—	21	—

Total US	75	3	—	78	—

Europe
Finance	1,133	—	—	1,133	—
Interest accruals	6	—	—	6	—

Total Europe	1,139	—	—	1,139	—

Total
Central and local government	1,689	—	7	1,696	1,137
Manufacturing	6,737	—	78	6,815	2,249
Construction	4,108	—	28	4,136	842
Finance	54,627	48	742	55,417	219
Service industry and business activities	23,140	3	249	23,392	3,626
Agriculture, forestry and fishing	1,700	—	2	1,702	12
Property	14,397	—	96	14,493	981
Individuals
Home mortgages	40	—	1	41	—
Other	13,434	—	—	13,434	2
Interest accruals	199	—	—	199	—

	120,071	51	1,203	121,325	9,068

(1)	This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group’s credit risk is reduced throught a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

33 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Contingent liabilities:
Guarantees and assets pledged as collateral security	2,768	2,800	2,295	2,437
Other contingent liabilities	2,967	2,900	2,248	2,445

	5,735	5,700	4,543	4,882

Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	55,973	53,238	38,604	40,014
– one year and over	11,543	13,212	10,509	11,525
Other commitments	182	137	100	96

	67,698	66,587	49,213	51,635

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

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties, indemnities and acceptances.

Commitments

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

Other commitments – these include forward asset purchases, forward forward deposits placed and undrawn note issuance, revolving underwriting facilities, documentary credits and other short-term trade related transactions.

Regulatory enquiries and investigations – in the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cash flows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements.

Notes on the accounts continued

34 Net cash flows from operating activities

	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Profit for the year	3,411	3,230	2,315	2,382
Decrease/(increase) in prepayments and accrued income	988	(11)	557	(184)
Interest on subordinated liabilities	304	202	283	193
(Decrease)/increase in accruals and deferred income	(1,278)	(776)	(846)	261
Provisions for impairment losses	756	625	651	531
Unwind of discount on impairment losses	(76)	—	(61)	—
Loans and advances written-off net of recoveries	(762)	(550)	(715)	(489)
Profit on sale of property, plant and equipment	(51)	(11)	(39)	(10)
Profit on sale of subsidiaries and associates	(12)	—	(221)	—
Profit on sale of investment securities	(327)	(12)	(320)	(1)
Charge for pensions	149	133	97	96
Pension contributions	(1,007)	(53)	(976)	(30)
Provisions utilised	(18)	(25)	(16)	(19)
Depreciation and amortisation	382	462	326	402
Other non-cash items	5,007	(2,339)	511	(238)

Net cash inflow from trading activities	7,466	875	1,546	2,894

Increase in loans and advances to banks and customers	(24,532)	(22,788)	(4,182)	(5,414)
(Increase)/decrease in securities	(5,565)	44	1	329
(Increase)/decrease in other assets	(1,469)	72	(625)	(349)
Decrease in derivative assets	797	986	335	257

Changes in operating assets	(30,769)	(21,686)	(4,471)	(5,177)

Increase in deposits by banks and customers	49,683	10,497	9,815	6,244
Increase/(decrease) in debt securities in issue	5,724	450	(1)	(9)
Increase/(decrease) in other liabilities	1,138	1,378	953	(630)
Decrease in derivative liabilities	(951)	(1,131)	(286)	(291)
(Decrease)/increase in settlement balances and short positions	(652)	5,804	—	—

Changes in operating liabilities	54,942	16,998	10,481	5,314

Total income taxes paid	(1,170)	(1,051)	(662)	(546)

Net cash inflow/(outflow) from operating activities	30,469	(4,864)	6,894	2,485

35 Analysis of the net outflow of cash in respect of the purchase and sales of business interests and intangible assets

	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Fair value given for business acquired	(238)	(739)	(217)	(239)
Cash and cash equivalents acquired	25	15	—	—
Non-cash consideration	3	—	—	—

Net outflow of cash in respect of purchases	(210)	(724)	(217)	(239)

Cash and cash equivalents in businesses sold	(2)	—	—	—
Other assets sold	260	37	9	16
Non-cash consideration	(25)	—	—	—
Profit on disposal	12	—	221	—

Net cash inflow on disposals	245	37	230	16

Dividends received from joint ventures	7	—	—	—
Net cash expenditure on other intangible assets	(210)	(184)	(180)	(184)

Net outflow	(168)	(871)	(167)	(407)

36 Interest received and paid

	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Interest received	8,475	7,322	5,621	5,265
Interest paid	(4,164)	(2,970)	(2,683)	(2,313)

	4,311	4,352	2,938	2,952

37 Analysis of changes in financing during the year

	Group				Bank

	Share capital		Subordinated liabilities		Share capital		Subordinated liabilities

	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m

At 1 January	3,388	3,412	5,808	5,743	3,388	3,412	4,747	5,376
Implementation of IAS 32	(419)	—	530	—	(419)	—	530	—

At 1 January restated	2,969	3,412	6,338	5,743	2,969	3,412	5,277	5,376

Net proceeds from issue of
subordinated liabilities	—	—	291	559	—	—	—	—
Repayment of subordinated liabilities	—	—	(210)	(455)	—	—	(210)	(455)

Net cash (outflow)/inflow from financing	—	—	81	104	—	—	(210)	(455)

Acquisitions of subsidiaries	—	—	—	153	—	—	—	—
Currency translation and other movements	—	(24)	229	(192)	—	(24)	434	(174)

At 31 December	2,969	3,388	6,648	5,808	2,969	3,388	5,501	4,747

38 Analysis of cash and cash equivalents

	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

At 1 January
– cash	14,816	17,779	9,952	9,777
– cash equivalents	8,029	11,039	1,959	3,168
Net cash inflow/(outflow)	25,579	(5,973)	6,677	(1,034)

At 31 December	48,424	22,845	18,588	11,911

Comprising:
Cash and balances at central banks	1,446	1,480	779	853
Treasury bills and debt securities	1	—	—	—
Loans and advances to banks repayable on demand	46,977	21,365	17,809	11,058

Cash and cash equivalents	48,424	22,845	18,588	11,911

The Bank and certain subsidiary undertakings are required to maintain balances with the Central banks which, at 31 December 2005, amounted to £122 million (2004 – £111 million).

39 Net cashflow on discontinued operations

	Group

	2005 £m	2004 £m

Net cashflow from operating activities	194	(66)
Net cashflow from investing activities	—	(1)
Net cashflow from financing activities	(194)	67

Cash and cash equivalents at 1 January and 31 December	—	—

Notes on the accounts continued

40 Segmental analysis

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central resources. The expenditure incurred by Manufacturing relates to shared costs principally in respect of the Group's UK and Ireland banking operations. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Funding charges between segments are determined by Group Treasury, having regard to commercial demands.

(a) Classes of business

	Group

	Revenue			Total Income

2005	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Provisions £m	Operating profit before tax £m

Corporate Markets	4,135	1,003	5,138	3,124	(259)	2,865	(797)	(7)	(8)	2,053
Retail Banking	4,038	1,301	5,339	3,243	(40)	3,203	(580)	(5)	(452)	2,166
Retail Direct	1,916	—	1,916	982	(22)	960	(296)	(2)	(209)	453
Wealth Management	1,102	2	1,104	508	(1)	507	(276)	(13)	(6)	212
Ulster Bank	1,763	25	1,788	860	(2)	858	(246)	(24)	(58)	530
Manufacturing	45	6	51	26	(30)	(4)	(1,550)	(57)	—	(1,611)
Central items	64	438	502	(646)	354	(292)	(254)	(137)	(19)	(702)
Eliminations	—	(2,775)	(2,775)	—	—	—	—	—	—	—

Continuing operations	13,063	—	13,063	8,097	—	8,097	(3,999)	(245)	(752)	3,101
Discontinued operations	246	—	246	221	—	221	(70)	—	(4)	147
Amortisation of
intangibles	—	—	—	—	—	—	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(32)	(131)	—	(163)
Net gain on sale of
strategic investments	332	—	332	332	—	332	—	—	—	332

Operating profit before tax	13,641	—	13,641	8,650	—	8,650	(4,101)	(382)	(756)	3,411

2004

Corporate Markets	3,822	913	4,735	2,949	(366)	2,583	(647)	(5)	(140)	1,791
Retail Banking	3,457	1,263	4,720	2,805	136	2,941	(627)	(3)	(287)	2,024
Retail Direct	1,817	1	1,818	962	(19)	943	(257)	(1)	(160)	525
Wealth Management	865	1	866	465	(2)	463	(268)	(29)	(2)	164
Ulster Bank	1,315	19	1,334	747	(4)	743	(207)	(22)	(40)	474
Manufacturing	16	8	24	22	(25)	(3)	(1,401)	(119)	—	(1,523)
Central items	109	356	465	(205)	280	75	(221)	(6)	(1)	(153)
Eliminations	—	(2,561)	(2,561)	—	—	—	—	—	—	—

Continuing operations	11,401	—	11,401	7,745	—	7,745	(3,628)	(185)	(630)	3,302
Discontinued operations	302	—	302	278	—	278	(52)	(1)	5	230
Amortisation of intangibles	—	—	—	—	—	—	—	(5)	—	(5)
Integration costs	—	—	—	—	—	—	(26)	(271)	—	(297)

Operating profit before tax	11,703	—	11,703	8,023	—	8,023	(3,706)	(462)	(625)	3,230

	2005			2004

Group	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m

Corporate Markets	143,814	128,214	80	101,948	88,541	8
Retail Banking	48,282	56,967	—	46,619	51,649	1
Retail Direct	5,551	749	46	4,974	958	63
Wealth Management	19,585	18,802	17	12,219	15,787	9
Ulster Bank	39,249	37,026	77	28,273	26,831	564
Manufacturing	1,876	509	328	1,915	202	356
Central items	2,246	8,152	—	1,273	4,836	—

Group	260,603	250,419	548	197,221	188,804	1,001

Segmental analysis of goodwill is as follows:

	Group

	Corporate Markets £m	Retail Direct £m	Wealth Management £m	Ulster Bank £m	Total £m

At 1 January 2005	98	69	147	425	739
Currency translation and other adjustments	10	(2)	(4)	(11)	(7)
Arising on acquisitions during the year	-	40	-	-	40
Disposals	-	-	(12)	-	(12)

At 31 December 2005	108	107	131	414	760

Note: Accumulated amortisation and impairment at 31 December 2005 and 2004 was nil.

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded

	Group

2005	UK £m	USA £m	Europe £m	Rest of the world £m	Total £m

Net interest income	3,858	12	578	13	4,461
Fees and commissions (net)	2,308	157	208	73	2,746
Income from trading activities	(5)	777	33	3	808
Other operating income	493	45	97	—	635

Total income	6,654	991	916	89	8,650

Operating profit before tax	2,522	560	297	32	3,411

Total assets	138,574	74,162	44,673	3,194	260,603

Total liabilities	133,341	72,218	41,787	3,073	250,419

Net assets attributable to equity shareholders and minority interests	5,233	1,944	2,886	121	10,184

Contingent liabilities and commitments	58,025	6,231	9,177	—	73,433

Cost to acquire property, plant and equipment and intangible assets	368	29	144	7	548

2004

Net interest income	3,790	12	568	13	4,383
Fees and commissions (net)	2,175	94	225	58	2,552
Income from trading activities	148	720	15	4	887
Other operating income	149	29	22	1	201

Total income	6,262	855	830	76	8,023

Operating profit before tax	2,443	450	309	28	3,230

Total assets	107,089	58,481	29,722	1,929	197,221

Total liabilities	101,451	57,369	28,069	1,915	188,804

Net assets attributable to equity shareholders and minority interests	5,638	1,112	1,653	14	8,417

Contingent liabilities and commitments	60,174	4,190	7,923	—	72,287

Cost to acquire property, plant and equipment and intangible assets	367	8	626	—	1,001

Notes on the accounts continued

41 Directors’ and key management remuneration

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependents amounted to £308,000 (2004 – £294,000).

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	RBS Group

	2005 £000	2004 £000

Short-term benefits	26,180	23,652
Post-employment benefits	9,383	5,298
Other long-term	4,215	—
Share-based payments	1,568	5,200

	41,346	34,150

42 Transactions with directors, officers and others

(a)	At 31 December 2005, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined by UK Law, were £17,917 in respect of loans to five persons who were directors of the company (or persons connected with them) at any time during the financial period and £9,549,650 to 48 people who were officers of the company at any time during the financial period.

(b)	For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group’s Group Executive Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2005 £000	2004 £000

Loans and advances to customers	1,035	899
Customer accounts	378	493

Key management have banking relationships with Group entities which are entered into in the normal course of business.

Key management had no reportable transactions or balances with the company except for dividends.

43 Related parties

(a)	Group companies provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm’s-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)	The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2005 £000	2004 £000

Income
Interest receivable	1,112	901
Interest payable	367	248
Fees and commissions receivable	94	102
Fees and commissions payable	100	76
Expenses
Other administrative expenses	1,529	1,384

44 Transition to IFRS

(1) Significant differences between the Group’s UK GAAP accounting policies applied in its 2004 financial statements and its IFRS accounting policies

UK GAAP	IFRS

(a) Goodwill
Goodwill arising on acquisitions is capitalised and amortised over its estimated useful economic life. Goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicated that its carrying value might not be recoverable,

Goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

The carrying amount of goodwill in the Group's opening IFRS balance sheet (as at 1 January 2004) was £273 million, its carrying value under UK GAAP as at 31 December 2003.

(b) Intangibles other than goodwill
Computer software development costs
Most computer software development costs are written off as incurred.	Computer software development costs are capitalised if they create an identifiable intangible asset. They are amortised over their estimated useful life of three years. Net computer software development costs of £587 million were recognised on transition to IFRS.

Other intangibles
An intangible asset acquired in a business combination is capitalised separately from goodwill only if it can be disposed of separately from the revenue-earning activity to which it contributes and its value can be measured reliably.

An intangible asset is recognised as an asset separately from goodwill if it is separable or if it arises from contractual or other legal rights regardless of whether these rights are transferable or separable.

Core deposit intangibles of £24 million and other intangibles of £30 million were recognised in business combinations that took place in 2004.

(c) Leasing
Finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease; tax cash flows are taken into account in allocating income.	IFRS requires a level rate of return on the net investment in the lease. Tax cash flows are not reflected in the pattern of income recognition.

Assets held under operating leases are depreciated on a straight-line or reverse-annuity basis.	Assets held on operating leases are depreciated on a straight-line basis.

(d) Dividends
Dividends payable on ordinary shares are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.

(e) Consolidation
UK GAAP requires consolidation of entities controlled by the reporting entity. Control is the ability to direct the financial and operating policies of an entity.	All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.

Notes on the accounts continued

44 Transition to IFRS (continued)

UK GAAP	IFRS

(f) Associates and joint ventures
An associate is an entity in which the reporting entity holds a participating interest and over whose operating and financial policies it exercises a significant influence in practice. A joint venture is an entity in which the reporting entity in practice shares control with other investors. Associates are accounted for using the equity method and joint ventures using the gross equity method.	The definitions of associate and joint venture are similar to those in UK GAAP. However, significant influence is defined as the power to participate in the financial and operating policies of the associate. A joint venture is an entity where the strategic financial and operating decisions require the unanimous consent of the parties sharing control. Associates are accounted for using the equity method. The Group proportionately consolidates its joint ventures.

(g) Property, plant and equipment
The Group's freehold and long leasehold property occupied for its own use is recorded at valuation on the basis of existing use value.	The Group's freehold and long leasehold property occupied for its own use is recorded at cost less depreciation.

The Group has elected to use the UK GAAP valuation as at 31 December 2003 as deemed cost for freehold and long leasehold property occupied for its own use in its opening IFRS balance sheet (1 January 2004).

(h) Investment property
Investment property is revalued annually to open market value and changes in market value reflected in the Statement of total recognised gains and losses.	Investment property is stated at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss.

(i) Pensions
Pension scheme assets are measured at fair value using mid-market prices.	Pension scheme assets are measured at fair value using bid prices.

The profit and loss account reflects the current and past service costs, and the interest or discount unwind attributable to the assets and liabilities of the fund.	The income statement reflects the current and past service costs, and the cumulative excess actuarial gains and losses amortised over the expected average remaining lives of participating employees. Excess gains and losses are those exceeding 10% of the higher of the gross assets or liabilities of the scheme.

Actuarial gains and losses representing other movements in the net pension asset or liability are recognised in the statement of total recognised gains and losses.	Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

(j) Income tax
Deferred tax is not accounted for in relation to revaluations of fixed assets where there is no commitment to dispose of the asset or in relation to taxable gains or losses on sales of fixed assets that are rolled over into the tax cost of replacement fixed assets.	Deferred tax is provided on fixed asset revaluations and on taxable gains and losses on fixed asset sales rolled over into the tax cost of replacement assets.

UK GAAP	IFRS

(k) Cash flow statements
Cash comprises cash and balances with central banks and loans and advances to banks repayable on demand.	Cash and cash equivalents comprise cash on hand and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Under UK GAAP, cash flows are classified under the following headings:
• operating activities
• dividends from joint ventures and associates
• returns on investments and servicing of finance
• taxation
• capital expenditure and financial investment
• acquisitions and disposals
• ordinary equity dividends paid
• financing	Under IFRS cash flows are classified into operating, investing and financing activities.

Implementation of IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS

(l) Financial instruments: financial assets

Loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below).

Debt securities and equity shares intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.

Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as at fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity. Changes in the fair value of financial assets held-for-trading or designated as at fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as at fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

(m) Financial instruments: financial liabilities
Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.	IAS 39 requires all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as at fair value through profit or loss on initial recognition.

Notes on the accounts continued

44 Transition to IFRS (continued)

UK GAAP	IFRS

(n) Liabilities and equity
Under UK GAAP, all shares are classified as shareholders' funds. An analysis of shareholders' funds between equity and non-equity interests is given.	There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares. On implementation of IAS 32, non-equity shares with a balance sheet value of £419 million were reclassified as liabilities.

(o) Effective interest rate and lending fees
Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.

IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument's expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts.

On implementation of IAS 39, the carrying value of financial assets was reduced by £256 million and financial liabilities increased by £81 million, deferred tax was reduced by £101 million and shareholder's equity reduced by £236 million.

(p) Derivatives and hedging
Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.	Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge - the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative's gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non-trading derivatives were remeasured at fair value.

Embedded derivatives are not bifurcated from the host contract.	A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract, unless the entire contract is carried at fair value through profit or loss.

UK GAAP	IFRS

(q) Loan impairment
Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.	IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. There is no concept of specific and general provision - under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

(r) Offset
Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.

For a financial asset and a financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously.

On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £34 billion.

(s) Linked presentation
FRS 5 'Reporting the Substance of Transactions' allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.

(t) Extinguishment of liabilities
Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

Notes on the accounts continued

44 Transition to IFRS (continued)

(2) Analysis of IFRS adjustments, excluding IAS 32, IAS 39 and IFRS 4

Opening balance sheet at 1 January 2004 – Group

	UK GAAP £m	Income tax £m	Leases £m	Consolidation £m	Software development costs £m	Employee benefits £m	Banc- assurance £m	Goodwill £m	Other £m	Total adjustments £m	IFRS £m

Assets
Cash and balances at
central banks	1,112	—	—	—	—	—	—	—	—	—	1,112
Treasury bills and other
eligible bills	541	—	—	—	—	—	—	—	—	—	541
Loans and advances
to banks	37,667	—	—	—	—	—	—	—	—	—	37,667
Loans and advances
to customers	102,572	—	(29)	343	—	—	—	—	—	314	102,886
Debt securities	21,727	—	—	—	—	—	21	—	—	21	21,748
Equity shares	1,072	—	—	—	—	—	44	—	—	44	1,116
Intangible assets	273	—	—	—	646	—	—	(16)	—	630	903
Property, plant and
equipment	1,523	—	—	—	(59)	—	—	—	—	(59)	1,464
Settlement balances	2,136	—	—	—	—	—	—	—	—	—	2,136
Derivatives at fair value	2,352	—	—	—	—	—	—	—	—	—	2,352
Prepayments, accrued
income and other assets	1,898	—	—	5	—	14	(65)	—	194	148	2,046

Total assets	172,873	—	(29)	348	587	14	—	(16)	194	1,098	173,971

Liabilities
Deposits by banks	18,501	—	—	—	—	—	—	—	—	—	18,501
Customer accounts	116,569	—	—	—	—	—	—	—	—	—	116,569
Debt securities in issue	2,112	—	—	344	—	—	—	—	—	344	2,456
Settlement balances and
short positions	14,464	—	—	—	—	—	—	—	—	—	14,464
Derivatives at fair value	2,236	—	—	—	—	—	—	—	—	—	2,236
Accruals, deferred income
and other liabilities	3,990	—	(1)	4	—	1	—	—	—	4	3,994
Retirement benefit liabilities	118	—	—	—	—	1,878	—	—	—	1,878	1,996
Deferred taxation liabilities	99	120	(7)	—	176	(582)	—	—	194	(99)	—
Subordinated liabilities	5,743	—	—	—	—	—	—	—	—	—	5,743
Minority interests	3	—	—	—	—	—	—	—	—	—	3
Shareholders' equity	9,038	(120)	(21)	—	411	(1,283)	—	(16)	—	(1,029)	8,009

Total liabilities and equity	172,873	—	(29)	348	587	14	—	(16)	194	1,098	173,971

Opening balance sheet at 1 January 2004 – Bank

	UK GAAP £m	Dividends £m	Income tax £m	Software development costs £m	Employee benefits £m	Other £m	Total adjustments £m	IFRS £m

Assets
Cash and balances at central banks	901	—	—	—	—	—	—	901
Treasury bills and other eligible bills	95	—	—	—	—	—	—	95
Loans and advances to banks	17,517	—	—	—	—	—	—	17,517
Loans and advances to customers	71,927	—	—	—	—	—	—	71,927
Debt securities	446	—	—	—	—	—	—	446
Equity shares	353	—	—	—	—	—	—	353
Investment in Group undertakings	8,587	—	—	—	—	(2,407)	(2,407)	6,180
Intangible assets	—	—	—	604	—	—	604	604
Property, plant and equipment	1,155	—	—	—	—	—	—	1,155
Derivatives at fair value	961	—	—	—	—	—	—	961
Prepayments, accrued income and other assets	1,074	(231)	—	—	14	300	83	1,157

Total assets	103,016	(231)	—	604	14	(2,107)	(1,720)	101,296

Liabilities
Deposits by banks	3,378	—	—	—	—	—	—	3,378
Customer accounts	81,932	—	—	—	—	—	—	81,932
Debt securities in issue	48	—	—	—	—	—	—	48
Derivatives at fair value	574	—	—	—	—	—	—	574
Accruals, deferred income and other liabilities	2,580	—	—	—	(6)	(1)	(7)	2,573
Retirement benefit liabilities	—	—	—	—	1,854	—	1,854	1,854
Deferred taxation liabilities	—	—	66	181	(552)	305	—	—
Subordinated liabilities	5,376	—	—	—	—	—	—	5,376
Shareholders' equity	9,128	(231)	(66)	423	(1,282)	(2,411)	(3,567)	5,561

Total liabilities and equity	103,016	(231)	—	604	14	(2,107)	(1,720)	101,296

Reconciliation of shareholders’ funds as at 1 January 2004							Group £m	Bank £m

UK GAAP shareholders' funds							9,038	9,128
Standards applicable to all periods:
Valuation of subsidiaries and associates							—	(2,411)
Proposed dividends							—	(231)
Employee benefits							(1,833)	(1,832)
Software development costs							587	604
Other							(44)	—
Tax effect on adjustments							381	369
Deferred tax							(120)	(66)

Shareholders' funds under IFRS							8,009	5,561

Notes on the accounts continued

44 Transition to IFRS (continued)

Balance sheet at 31 December 2004 – Group

	UK GAAP £m	Income tax £m	Property plant and equipment £m	Leases £m	Consolidation £m	Software development costs £m	Employee benefits £m	Banc- assurance £m	Goodwill £m	Other £m	Total adjustments £m	IFRS £m

Assets
Cash and balances at central banks	1,589	—	—	—	—	—	—	—	—	—	—	1,589
Treasury bills and other eligible bills	172	—	—	—	—	—	—	—	—	—	—	172
Loans and advances to banks	29,982	—	—	—	—	—	—	—	—	—	—	29,982
Loans and advances to customers	131,353	—	—	(16)	342	—	—	—	—	—	326	131,679
Debt securities	22,407	—	—	—	—	—	—	19	—	—	19	22,426
Equity shares	1,300	—	—	—	—	—	—	38	—	—	38	1,338
Intangible assets	766	—	—	—	—	458	—	—	20	—	478	1,244
Property, plant and equipment	1,694	—	(35)	(3)	—	(114)	—	—	—	—	(152)	1,542
Settlement balances	3,538	—	—	—	—	—	—	—	—	—	—	3,538
Derivatives at fair value	1,366	—	—	—	—	—	—	—	—	—	—	1,366
Prepayments, accrued income
and other assets	2,098	—	—	3	4	—	20	(57)	—	277	247	2,345

Total assets	196,265	—	(35)	(16)	346	344	20	—	20	277	956	197,221

Liabilities
Deposits by banks	23,873	—	—	—	—	—	—	—	—	—	—	23,873
Customer accounts	126,119	—	—	—	—	—	—	—	—	—	—	126,119
Debt securities in issue	3,255	—	—	—	342	—	—	—	—	—	342	3,597
Settlement balances and
short positions	21,670	—	—	—	—	—	—	—	—	—	—	21,670
Derivatives at fair value	1,105	—	—	—	—	—	—	—	—	—	—	1,105
Accruals, deferred income
and other liabilities	4,535	—	—	—	4	—	—	—	—	—	4	4,539
Retirement benefit liabilities	243	—	—	—	—	—	1,850	—	—	—	1,850	2,093
Deferred taxation liabilities	111	120	—	(4)	—	103	(607)	—	—	277	(111)	—
Subordinated liabilities	5,808	—	—	—	—	—	—	—	—	—	—	5,808
Minority interests	408	—	—	—	—	—	—	—	—	—	—	408
Shareholders' equity	9,138	(120)	(35)	(12)	—	241	(1,223)	—	20	—	(1,129)	8,009

Total liabilities and equity	196,265	—	(35)	(16)	346	344	20	—	20	277	956	197,221

Balance sheet at 31 December 2004 – Bank

	UK GAAP £m	Dividends £m	Income Tax £m	Property plant and equipment £m	Software development costs £m	Employee benefits £m	Other £m	Total adjustments £m	IFRS £m

Assets
Cash and balances at central banks	956	—	—	—	—	—	—	—	956
Loans and advances to banks	15,994	—	—	—	—	—	—	—	15,994
Loans and advances to customers	77,619	—	—	—	—	—	—	—	77,619
Debt securities	39	—	—	—	—	—	—	—	39
Equity shares	587	—	—	—	—	—	—	—	587
Investment in Group undertakings	9,076	—	—	—	—	—	(2,823)	(2,823)	6,253
Intangible assets	—	—	—	—	434	—	—	434	434
Property, plant and equipment	1,284	—	—	(37)	—	—	—	(37)	1,247
Derivatives at fair value	704	—	—	—	—	—	—	—	704
Prepayments, accrued income and other assets	1,542	(81)	—	—	—	14	359	292	1,834

Total assets	107,801	(81)	—	(37)	434	14	(2,464)	(2,134)	105,667

Liabilities
Deposits by banks	3,480	—	—	—	—	—	—	—	3,480
Customer accounts	87,925	—	—	—	—	—	—	—	87,925
Debt securities in issue	39	—	—	—	—	—	—	—	39
Derivatives at fair value	283	—	—	—	—	—	—	—	283
Accruals, deferred income and other liabilities	2,178	—	—	—	—	(6)	(1)	(7)	2,171
Retirement benefit liabilities	—	—	—	—	—	1,920	—	1,920	1,920
Deferred taxation liabilities	11	—	66	—	130	(572)	365	(11)	—
Subordinated liabilities	4,747	—	—	—	—	—	—	—	4,747
Shareholders' equity	9,138	(81)	(66)	(37)	304	(1,328)	(2,828)	(4,036)	5,102

Total liabilities and equity	107,801	(81)	—	(37)	434	14	(2,464)	(2,134)	105,667

Consolidated income statement for the year ended 31 December 2004

	UK GAAP £m	Leases £m	Software development costs £m	Employee benefits £m	Goodwill £m	Discounted operations £m	Total adjustments £m	IFRS £m

Net interest income	4,360	13	10	—	—	(265)	(242)	4,118
Non-interest income	3,641	—	—	(1)	—	(13)	(14)	3,627

Total income	8,001	13	10	(1)	—	(278)	(256)	7,745
Operating expenses	3,893	—	253	65	(43)	(53)	222	4,115

Operating profit before impairment losses	4,108	13	(243)	(66)	43	(225)	(478)	3,630
Impairment losses	625	—	—	—	—	5	5	630

Profit before tax	3,483	13	(243)	(66)	43	(230)	(483)	3,000
Tax	955	4	(73)	(20)	—	(69)	(158)	797
Discontinued operations	—	—	—	—	—	161	161	161

Profit for the year	2,528	9	(170)	(46)	43	—	(164)	2,364

Bank income statement for the year ended 31 December 2004

			UK GAAP £m	Dividends £m	Software development costs £m	Employee benefits £m	Total adjustments £m	IFRS £m

Profit for the year			1,915	150	(119)	(45)	(14)	1,901

Notes on the accounts continued

44 Transition to IFRS (continued)

(3) Analysis of IAS 32, IAS 39 and IFRS 4 adjustments

Balance sheet at 1 January 2005 – Group

	IFRS prospective adjustments

	IFRS 31 December 2004 £m	Offset £m	Other IAS 39 £m	Debt equity £m	Classification measurement £m	Embedded derivatives £m	Provisioning and impairment £m	Hedging/ measurement £m	Derecognition £m	Revenue recognition £m	Other £m	Total adjustments £m	IFRS 1 January 2005 £m

Assets
Cash and balances at
central banks	1,589	—	—	—	—	—	—	—	—	—	—	—	1,589
Treasury bills and
other eligible bills	172	—	—	—	—	—	—	—	—	—	—	—	172
Loans and advances
to banks	29,982	12,209	4	—	—	—	—	28	—	—	1	12,242	42,224
Loans and advances
to customers	131,679	19,588	551	—	(1)	—	(218)	133	1,479	(254)	(2)	21,276	152,955
Debt securities	22,426	—	138	—	(2)	—	—	—	—	—	—	136	22,562
Equity shares	1,338	—	—	—	289	—	—	—	—	—	—	289	1,627
Intangible assets	1,244	—	—	—	—	—	—	—	—	—	—	—	1,244
Property, plant and
equipment	1,542	—	—	—	—	—	—	—	—	—	—	—	1,542
Settlement balances	3,538	—	—	—	—	—	—	—	—	—	—	—	3,538
Derivatives at fair value	1,366	1,983	—	—	3	60	—	366	—	—	(1)	2,411	3,777
Prepayments,
accrued income
and other assets	2,345	—	(693)	—	(2)	(15)	—	(202)	295	(2)	52	(567)	1,778

Total assets	197,221	33,780	—	—	287	45	(218)	325	1,774	(256)	50	35,787	233,008

Liabilities
Deposits by banks	23,873	12,209	8	—	—	—	—	10	—	—	—	12,227	36,100
Customer accounts	126,119	19,588	349	—	(2)	(15)		(18)	99	—	—	20,001	146,120
Debt securities in issue	3,597	—	—	—	—	—	—	—	1,479	—	1	1,480	5,077
Settlement balances
and short positions	21,670	—	163	—	—	—	—	—	—	—	—	163	21,833
Derivatives at fair value	1,105	1,983	—	—	3	60	—	457	—	—	—	2,503	3,608
Accruals, deferred
income and other
liabilities	4,539	—	(623)	(7)	76	(3)	—	(291)	295	81	—	(472)	4,067
Retirement benefit
liabilities	2,093	—	—	—	—	—	—	—	—	—	—	—	2,093
Deferred taxation
liabilities	—	—	—	—	86	1	(55)	50	(30)	(101)	49	—	—
Subordinated liabilities	5,808	—	103	426	—	—	—	—	—	—	1	530	6,338
Minority interests	408	—	—	(6)	—	—	—	—	—	—	—	(6)	402
Shareholders’ equity	8,009	—	—	(413)	124	2	(163)	117	(69)	(236)	(1)	(639)	7,370

Total liabilities and equity	197,221	33,780	—	—	287	45	(218)	325	1,774	(256)	50	35,787	233,008

Balance sheet at 1 January 2005 – Bank

	IFRS prospective adjustments

	IFRS 31 December 2004 £m	Offset £m	Other IAS 39 £m	Debt equity £m	Classification measurement £m	Embedded derivatives £m	Provisioning and impairment £m	Hedging measurement £m	Derecognition £m	Revenue recognition £m	Other £m	Total adjustments £m	IFRS 1 January 2005 £m

Assets
Cash and balances at
central banks	956	—	—	—	—	—	—	—	—	—	—	—	956
Loans and advances
to banks	15,994	2,885	—	—	—	—	—	25	—	—	—	2,910	18,904
Loans and advances
to customers	77,619	10,880	409	(33)	—	—	(207)	133	—	(272)	1	10,911	88,530
Debt securities	39	—	—	—	—	—	—	—	—	—	—	—	39
Equity shares	587	—	—	—	288	—	—	—	—	—	—	288	875
Investment in Group
undertakings	6,253	—	—	31	—	—	—	—	—	—	—	31	6,284
Intangible assets	434	—	—	—	—	—	—	—	—	—	—	—	434
Property, plant and
equipment	1,247	—	—	—	—	—	—	—	—	—	—	—	1,247
Derivatives at fair value	704	706	—	—	—	7	—	121	—	—	—	834	1,538
Prepayments,
accrued income
and other assets	1,834	—	(409)	—	—	(7)	—	38	—	—	36	(342)	1,492

Total assets	105,667	14,471	—	(2)	288	—	(207)	317	—	(272)	37	14,632	120,299

Liabilities
Deposits by banks	3,480	2,885	3	—	—	—	—	—	—	—	(1)	2,887	6,367
Customer accounts	87,925	10,880	264	—	—	(7)		—	99	—	—	11,236	99,161
Debt securities in issue	39	—	—	—	—	—	—	—	—	—	—	—	39
Derivatives at fair value	283	706	—	—	—	7	—	419	—	—	—	1,132	1,415
Accruals, deferred
income and other
liabilities	2,171	—	(370)	(6)	1	—	—	(270)	—	78	(3)	(570)	1,601
Retirement benefit
liabilities	1,920	—	—	—	—	—	—	—	—	—	—	—	1,920
Deferred tax	—	—	—	—	86	—	(36)	46	(30)	(105)	39	—	—
Subordinated liabilities	4,747	—	103	426	—	—	—	—	—	—	1	530	5,277
Shareholders’ equity	5,102	—	—	(422)	201	—	(171)	122	(69)	(245)	1	(583)	4,519

Total liabilities and equity	105,667	14,471	—	(2)	288	—	(207)	317	—	(272)	37	14,632	120,299

Notes on the accounts continued

44 Transition to IFRS (continued)

Reconciliation of shareholders’ funds
	Group £m	Bank £m

UK GAAP shareholders' funds at 31 December 2004	9,138	9,138
Standards applicable to all periods:
Valuation of subsidiaries and associates	—	(2,828)
Proposed dividend	—	(81)
Employee benefits	(1,767)	(1,898)
Software development costs	344	434
Other	(31)	(37)
Tax effect on adjustments	445	440
Deferred tax	(120)	(66)

Shareholders' funds under IFRS at 31 December 2004	8,009	5,102
Standards applicable from 1 January 2005:
Non-equity shares reclassified to debt	(419)	(419)
Revenue recognition	(337)	(350)
Derecognition	(99)	(99)
Securities	210	287
Other	(43)	(2)
Tax effect on adjustments	49	—

Shareholders' funds under IFRS at 1 January 2005	7,370	4,519
Equity – minority interests	402	—

Equity under IFRS at 1 January 2005	7,772	4,519

	Group		Bank

As at 1 January 2005	Fair value on implementation of IAS 39 £m	Carrying value under UK GAAP £m	Fair value on implementation of IAS 39 £m	Carrying value under UK GAAP £m

Financial assets
– designated as at fair value through profit or loss	1,137	1,062	60	60
– available-for-sale	3,851	3,562	911	624

Financial liabilities
– designated as at fair value through profit or loss	1,326	1,259	60	60

45 Ultimate holding company

The Group’s ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2005, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

46 Significant differences between IFRS and US GAAP

The consolidated accounts of the Group have been prepared in accordance with IFRS issued and extant at 31 December 2005 which differ in certain significant respects from US GAAP. The significant differences which affect the Group are summarised below in three separate sections:

Section (1) covers significant differences between US GAAP and IFRS for the income statement for the year ended 31 December 2005 and the balance sheet at 31 December 2005. These differences include those between US GAAP and IAS 32 and IAS 39. As permitted by IFRS 1, the Group implemented IAS 32 and IAS 39 from 1 January 2005 without restating comparatives.

Section (2) sets out the significant differences between US GAAP and IFRS for 2004.

Section (3) summarises those areas where, though the recognition and measurement principles in US GAAP and IFRS are the same, adjustments to IFRS amounts are required due to differing implementation dates for the Group.

(1) For 31 December 2005

	IFRS	US GAAP

(a)	Property revaluation and depreciation

Freehold and long leasehold property occupied for the Group's use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years. As permitted by IFRS 1, valuation as at 31 December 2003 is its deemed cost.

Investment properties are carried at fair value; changes in fair value are included in the income statement.

Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.

(b)	Leasehold property provisions
	Provisions are recognised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.

(c)	Loan origination
	Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.

(d)	Pension costs

The main scheme is deemed a defined benefit scheme that shares risk between various entities of the RBS Group.  There is no contractual agreement or stated policy for charging the net defined benefit cost for the plan as a whole to individual group entities.  Consequently, pursuant to IAS 19, the net defined benefit cost has been recognised in the financial statements of the Group, the entity that is considered legally the sponsoring employer for the scheme.

The income statement reflects the current and past service cost and the cumulative excess actuarial gains and losses amortised over the expected average remaining lives of participating employees. Excess gains and losses are those exceeding 10% of the higher of the gross assets or liabilities of the scheme.

Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

Under US GAAP, the main scheme is considered a single-employer plan.  Each subsidiary of The Royal Bank of Scotland Group plc accounts for its participation as a participation in a multi-employer pension plan pursuant to SFAS 87.  For US GAAP reporting purposes, The Royal Bank of Scotland Group plc is designated as the scheme sponsor and consequently follows defined benefit plan accounting in its consolidated financial statements.  Accordingly, the Group has accounted for its for its participation in the main scheme in accordance with the amount allocated by The Royal Bank of Scotland Group plc.

Notes on the accounts continued

46 Significant differences between IFRS and US GAAP (continued)

	IFRS	US GAAP

(e)	Financial instruments
Financial assets designated as at fair value through profit or loss
	Under IFRS, a financial asset may be designated as at fair value through profit or loss on initial recognition.	Such designation is not allowed under US GAAP.

Debt securities classified as loans and receivables
	Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses.	Under US GAAP, these debt securities are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.

Financial assets other than debt securities and equity shares classified as available-for-sale
	Under IAS 39 financial assets classified as available-for-sale may take any legal form.	Under US GAAP, only debt and equity securities can be classified as available-for-sale. (Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity).

Foreign exchange gains and losses on monetary available-for-sale financial assets
	For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale financial asset is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.	Such differences are included with other unrealised gains and losses and reported in a separate component of equity.

Financial liabilities
	All financial liabilities held-for-trading are classified as such and carried at fair value with changes in fair value recognised in net income. A financial liability may be designated as at fair value through profit or loss.	Only financial liabilities that are derivatives and short positions are carried at fair value with changes in fair value recognised in net income.

	IFRS	US GAAP

(f)	Derivatives and hedging activities
	Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.	US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes. All derivatives are measured at fair value with changes in fair value recognised in net income.

(g)	Liabilities and equity
	The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if there is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities.	Under US GAAP, preference shares issued by the Group are classified as equity as they are perpetual and redeemable only at the option of the Group.

(h)	Offset arrangements

A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the reporting entity currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting arrangements do not generally provide a basis for offsetting.

Under US GAAP, debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

This GAAP difference has no effect on net income or shareholders’ equity.

Notes on the accounts continued

46 Significant differences between IFRS and US GAAP (continued)

(2) For 2004

As indicated above, as permitted by IFRS 1, in the preparation of the Group's 2004 consolidated income statements and balance sheets, all IFRS have been applied except those relating to financial instruments where UK GAAP principles then current have been applied.

	IFRS or relevant UK GAAP	US GAAP

(a)	Property revaluation and depreciation

Freehold and long leasehold property occupied for the Group's use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years. As permitted by IFRS 1, valuation as at 31 December 2003 is its deemed cost.

Investment properties are carried at fair value; changes in fair value are included in the income statement.

Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.

(b)	Leasehold property provisions
	Provisions are raised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.

(c)	Loan origination fees
	Certain loan fees, together with related costs, are recognised in the income statement as received or incurred.	Applicable non-refundable loan fees and certain direct costs are deferred and recognised over the period of the related loan or facility.

(d)	Pension costs

The main scheme is deemed a defined benefit scheme that shares risk between various entities of the RBS Group. There is no contractual agreement or stated policy for charging the net defined benefit cost for the plan as a whole to individual group entities. Consequently, pursuant to IAS 19, the net defined benefit cost has been recognised in the financial statements of the Group, the entity that is considered legally the sponsoring employer for the scheme.

The income statement reflects the current and past service cost and the cumulative excess actuarial gains and losses amortised over the expected average remaining lives of participating employees. Excess gains and losses are those exceeding 10% of the higher of the gross assets or liabilities of the scheme.

Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

Under US GAAP, the main scheme is considered a single-employer plan. Each subsidiary of The Royal Bank of Scotland Group plc accounts for its participation as a participation in a multi-employer pension plan pursuant to SFAS 87. For US GAAP reporting purposes, The Royal Bank of Scotland Group plc is designated as the scheme sponsor and consequently follows defined benefit plan accounting in its consolidated financial statements. Accordingly, the Group has accounted for its for its participation in the main scheme in accordance with the amount allocated by The Royal Bank of Scotland Group plc.

(e)	Extinguishment of liabilities
	Recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligator under the liability, either judicially or by the creditor.

	IFRS or relevant UK GAAP	US GAAP

(f)	Securities
	The Group’s debt and equity securities are classified as being held as investment securities or for trading purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for trading purposes are carried at fair value with changes in fair value recognised in profit or loss.	The Group’s investment debt securities and marketable investment equity shares are classified as available- for-sale securities and measured at fair value with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other-than- temporary in which case the loss is included in net income. The Group recognises an other-than-temporary impairment on an available-for-sale equity share when its carrying value has exceeded its market value for a period of more than twelve months.

(g)	Derivatives and hedging activities
	Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non- trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is remeasured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the income statement.	The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria in SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’. For US GAAP purposes, its portfolio of non-trading derivatives is remeasured to fair value and changes in fair value reflected in net income.

	Monetary assets denominated in a foreign currency are retranslated at closing rates with exchange differences taken to profit or loss. Equity shares financed by foreign currency borrowings are retranslated at closing rates with exchange differences taken to reserves along with differences on the related borrowings.	SFAS 133 does not permit a non-derivative financial instrument to be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities.

	Embedded derivatives are not bifurcated from the host contract.	SFAS 133 requires derivatives embedded in other financial instruments to be accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

(h)	Consolidation
All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.

US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb a majority of the entity’s expected losses, receive a majority of the entity's expected residual returns, or both.

Notes on the accounts continued

46	Significant differences between IFRS and US GAAP (continued)
	IFRS or relevant UK GAAP	US GAAP

(i)	Offset arrangements
	Debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.	Under US GAAP, debit and credit balances with the same counterparty may be offset only where there is a legally enforceable right of set-off and the intention to settle on a net basis. However, fair value amounts for forward, interest rate swap, currency swap, option, and other conditional or exchange contracts executed with the same counterparty under a master netting agreement may be offset as may repurchase and reverse repurchase agreements that are executed under a master netting agreement with the same counterparty and have the same settlement date.

(3)	Implementation timing differences
This section sets out the areas where differences in amounts reported under IFRS and US GAAP arise because the effective dates of standards are different although the recognition and measurement principles are the same.

	IFRS	US GAAP

Intangible assets
Purchased goodwill
	Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually (at 30 September) for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.	US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over periods of up to 25 years. No amortisation was written back on this change of policy. During 2005, the Group changed the date for performing its annual goodwill impairment test from 1 January to 30 September for certain of its reporting units in order to conform to the date selected by the Group upon adoption of IFRS.

Goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group's opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003.

There was no restatement of previous acquisitions in 1998.
In 2004 no amortisation was written back.

Other intangibles
	Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. Thereafter intangibles have been recognised if they are separable or arise from contractual or other legal rights. All intangibles are amortised over their useful economic lives.	The same treatment was adopted for US GAAP purposes from 1 July 2001.

Other adjustments in the reconciliation of net income for the year ended 31 December 2005 from IFRS to US GAAP include refinements to estimates, primarily loan impairment provisions, arising from the implementation of IFRS.

Recent developments in US GAAP
In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards 154 ‘Accounting Changes and Error Corrections’. The standard replaces APB 20 and SFAS 3 and amends the treatment of changes of accounting principle and the correction of errors. It is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.

In February 2006, the FASB published SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No 133 and 140’ (SFAS 155) which is effective for all financial instruments acquired or issued by the Group after 1 January 2007. The statement allows any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation to be measured at fair value. The statement also eliminates the exemption from applying SFAS 133 to interests in securitised financial assets.

The FASB issued SFAS 156 ‘Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140’ in March 2006. SFAS 156 addresses the recognition and measurement of separately recognised servicing assets and liabilities and provides an approach to obtain hedge-like (offset) accounting. The standard also: clarifies when an obligation to service financial assets should be separately recognised as a servicing asset or liability; requires fair value measurement for these assets and liabilities, if practicable; permits fair value or amortisation for subsequent measurement of these assets and liabilities; and permits a servicer using derivatives to offset servicing risk to measure both the derivative and related servicing asset or liability at fair value.

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income	2005 £m	2004 £m

Profit attributable to ordinary shareholders – IFRS	2,446	2,316
Adjustments in respect of:
Property revaluation and depreciation	4	4
Leasehold property provisions	(17)	(20)
Loan origination	42	(17)
Pension costs	(89)	(119)
Extinguishment of liabilities	-	(49)
Financial instruments	(10)	21
Derivatives and hedging	(115)	(248)
Liabilities and equity	47	-
Timing differences and other	(234)	66
Taxation	68	118

Net income available for ordinary shareholders – US GAAP	2,142	2,072

Consolidated shareholders’ equity	2005 £m	2004 £m

Shareholders’ equity – IFRS	9,440	8,009
Adjustments in respect of:
Property revaluation and depreciation	(573)	(577)
Leasehold property provisions	21	38
Loan origination	247	(132)
Pension costs	2,030	2,119
Extinguishment of liabilities	-	(109)
Financial instruments	(18)	271
Derivatives and hedging	(30)	195
Liabilities and equity	460	-
Timing differences	67	83
Taxation	(700)	(707)

Shareholders’ equity – US GAAP	10,944	9,190

Total assets under US GAAP of £257.0 billion (2004 – £222.3 billion) primarily reflects the effect of certain arrangements that can be netted under US GAAP, together with the effect of adjustments made to shareholders’ equity.

47 Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

ITEM 19. EXHIBIT INDEX

Exhibit number		Description

1.1	*	Memorandum and Articles of Association of National Westminster Bank Plc

7.1		Explanation of ratio calculations

8.1		Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1		CEO certifications required by Rule 13a-14(a)

12.2		CFO certifications required by Rule 13a-14(a)

13.1		Certifications required by Rule 13a-14(b)

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

National Westminster Bank Plc
Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director

22 June 2006

Exhibit number		Description

1.1	*	Memorandum and Articles of Association of National Westminster Bank Plc

7.1		Explanation of ratio calculations

8.1		Omitted pursuant to General Instruction I of Form 10-K as applied to reports on Form 20-F

12.1		CEO certifications required by Rule 13a-14(a)

12.2		CFO certifications required by Rule 13a-14(a)

13.1		Certifications required by Rule 13a-14(b)

* Incorporated by reference to Exhibit 1.1 to the National Westminster Bank Plc Annual Report on Form 20-F for the fiscal year ended 31 December 2002 (File No. 1-9266).