Form 20-F/A
period 2005-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2006-12-18
CIK 702162

As filed with the Securities and Exchange Commission on 18 December 2006

FORM 20-F/A

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

As a wholly-owned subsidiary of The Royal Bank of Scotland plc, which in turn is a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc, a public company with limited liability incorporated in Great Britain and which has its registered office in Scotland, National Westminster Bank Plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K, as applied to reports on Form 20-F, and therefore files its Form 20-F with a reduced disclosure format.

NATIONAL WESTMINSTER BANK Plc

ANNUAL REPORT ON FORM 20-F/A
FOR THE YEAR ENDED 31 DECEMBER 2005
CONTENTS

Item	Item Caption	Page

	Explanatory Note	ii
	Forward-looking statements	ii

PART III
18	Financial Statements	52

19	Exhibits (to this Form 20-F/A)
	Signatures

i

Explanatory note

The Bank is filing this amendment to its annual report on Form 20-F for the year ended 31 December 2005 (filed with the Securities and Exchange Commission (“SEC”) on 22 June 2006 (the “original filing”)) to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents in the Group and Bank cash flow statements for the years ended 31 December 2005 and 2004.

Accordingly, amounts included in Item 18, Financial Statements have been restated solely as a result of, and to reflect, the correction of the error, by amending only the following pages:

Item 18:	page 53 (Report of independent registered public accounting firm)
page 66 (Cash flow statements)
page 112 (Note 34 Net cash flows from operating activities)
page 135 (Note 48 Restatement to Cash flow statements)

In addition, the Bank has attached hereto the exhibits required as a result of this amendment. Except for these specific corrections, the Bank has not made any modifications or updates to the original filing and all of the other information contained in the original filing remains unchanged. This amendment does not describe other information, events or developments occurring after the original filing, including exhibits, or modify or update those disclosures affected by any subsequent events. This amendment should be read in conjunction with the Bank’s filings made with SEC subsequent to the original filing, as information in such reports and documents may update or supersede certain information contained in this amendment. This amendment retains the page numbering of the original filing for ease of reference.

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

ii

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

As discussed in Note 48, the accompanying financial statements have been restated.

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 46 to the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom

22 June 2006 (18 December 2006 as to the effects of the restatement discussed in Note 48)

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

Consolidated income statement
for the year ended 31 December 2005

		2005		2004

		Discontinued*	Continuing	Discontinued	Continuing
	Note	£m	£m	£m	£m

Interest receivable		203	8,289	251	6,929
Interest payable		9	(4,040)	14	(2,811)

Net interest income		212	4,249	265	4,118

Fees and commissions receivable		43	3,663	51	3,384
Fees and commissions payable		(34)	(926)	(38)	(845)
Income from trading activities	1	—	808	—	887
Other operating income		—	635	—	201

Non-interest income		9	4,180	13	3,627

Total income		221	8,429	278	7,745

Staff costs		—	1,477	—	1,326
Premises and equipment		—	114	—	197
Other administrative expenses		70	2,440	52	2,131
Depreciation and amortisation		—	382	1	461

Operating expenses**	2	70	4,413	53	4,115

Operating profit before impairment losses		151	4,016	225	3,630
Impairment losses		4	752	(5)	630

Operating profit before tax	4	147	3,264	230	3,000
Tax	5	44	904	69	797

Operating profit after tax		103	2,360	161	2,203

Discontinued operations			103		161

Profit for the year			2,463		2,364

Profit attributable to:
Minority interests			17		12
Preference dividends – non equity			—		36
Ordinary shareholders			2,446		2,316

			2,463		2,364

*	the Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss.

**	includes integration expenditure (see Note 4).

Balance sheets
at 31 December 2005

		Group		Bank

		2005	2004	2005	2004
	Note	£m	£m	£m	£m

Assets
Cash and balances at central banks		1,568	1,589	894	956
Treasury bills and other eligible bills	9	770	172	—	—
Loans and advances to banks	10	55,995	29,982	20,829	15,994
Loans and advances to customers	11	159,943	131,679	97,569	77,619
Debt securities	12	28,745	22,426	51	39
Equity shares	13	823	1,338	—	587
Investment in Group undertakings	14	—	—	6,633	6,253
Intangible assets	16	1,198	1,244	347	434
Property, plant and equipment	17	1,531	1,542	1,044	1,247
Settlement balances		3,931	3,538	—	—
Derivatives at fair value	18	2,976	1,366	1,203	704
Prepayments, accrued income and other assets	19	3,123	2,345	1,564	1,834

Total assets		260,603	197,221	130,134	105,667

Liabilities
Deposits by banks	20	46,001	23,873	5,310	3,480
Customer accounts	21	157,924	126,119	109,942	87,925
Debt securities in issue	22	10,801	3,597	38	39
Settlement balances and short positions	23	21,574	21,670	—	—
Derivatives at fair value	18	2,657	1,105	1,129	283
Accruals, deferred income and other liabilities	24	3,579	4,539	1,464	2,171
Retirement benefit liabilities	3	1,235	2,093	1,041	1,920
Subordinated liabilities	26	6,648	5,808	5,501	4,747

Total liabilities		250,419	188,804	124,425	100,565

Equity*
Minority interests	27	744	408	—	—
Shareholders’ equity
Called up share capital	28	1,678	2,102	1,678	2,102
Reserves	29	7,762	5,907	4,031	3,000

Total equity		10,184	8,417	5,709	5,102

Total liabilities and equity		260,603	197,221	130,134	105,667

*	includes non-equity minority interests and preference shares in 2004.

The accounts were approved by the Board of directors on 29 March 2006 and signed on its behalf by:

Sir George Mathewson	Sir Fred Goodwin	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense
for the year ended 31 December 2005

	Group		Bank

	2005	2004	2005	2004
	£m	£m	£m	£m

Available-for-sale investments
Net valuation gains taken direct to equity	38		33
Net profit taken to income on sales	(324)		(320)

Cash flow hedges
Net losses taken direct to equity	(28)		(52)

Exchange differences on translation of foreign operations	180	8	(5)	—

(Expense)/income before tax on items recognised direct in equity	(134)	8	(344)	—
Tax on items recognised direct in equity	106	—	110	—

Net (expense)/income recognised direct in equity	(28)	8	(234)	—
Profit for the year	2,463	2,364	1,774	1,901

Total recognised income and expense for the year	2,435	2,372	1,540	1,901

Attributable to:
Equity holders of the parent	2,420	2,360	1,540	1,901
Minority interests	15	12	—	—

	2,435	2,372	1,540	1,901

Effect of changes in accounting policies on the implementation of IFRS
Equity holders of the parent	(1,768)	(1,029)	(4,619)	(3,567)
Minority interests	(6)	—	—	—

	(1,774)	(1,029)	(4,619)	(3,567)

Cash flow statements
for the year ended 31 December 2005

		Group		Bank

		Restated*	Restated*	Restated*	Restated*
		2005	2004	2005	2004
	Note	£m	£m	£m	£m

Operating activities
Operating profit before tax		3,411	3,230	2,315	2,382

Adjustments for:
Depreciation and amortisation		382	462	326	402
Interest on subordinated liabilities		304	202	283	193
Charge for defined benefit pension schemes		149	133	97	96
Cash contribution to defined benefit pension schemes		(1,007)	(53)	(976)	(30)
Other non-cash items		(3,185)	750	(881)	66

Net cash inflow from operating activities		54	4,724	1,164	3,109
Changes in operating assets and liabilities		24,173	(4,688)	6,010	137

Net cash flows from operating activities before tax		24,227	36	7,174	3,246
Income taxes paid		(1,170)	(1,051)	(662)	(546)

Net cash flows from operating activities	34	23,057	(1,015)	6,512	2,700

Investing activities
Sale and maturity of securities		1,600	771	951	152
Purchase of securities		(1,322)	(1,338)	(80)	(306)
Sale of property, plant and equipment		333	106	302	21
Purchase of property, plant and equipment		(281)	(226)	(119)	(153)
Net investment in business interests and intangible assets	35	(168)	(871)	(167)	(407)

Net cash flows from investing activities		162	(1,558)	887	(693)

Financing activities
Issue of subordinated liabilities		291	559	—	—
Proceeds of minority interests acquired		463	405	—	—
Costs of minority interests redeemed		(121)	(2)	—	—
Repayments of subordinated liabilities		(210)	(455)	(210)	(455)
Dividends paid		(365)	(2,346)	(350)	(2,336)
Interest paid on subordinated liabilities		(319)	(196)	(297)	(174)

Net cash flows from financing activities		(261)	(2,035)	(857)	(2,965)

Effects of exchange rate changes on cash and cash equivalents		2,621	(1,365)	135	(76)

Net increase/(decrease) in cash and cash equivalents		25,579	(5,973)	6,677	(1,034)
Cash and cash equivalents 1 January		22,845	28,818	11,911	12,945

Cash and cash equivalents 31 December		48,424	22,845	18,588	11,911

*See Note 48.

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

Notes on the accounts continued

34 Net cash flows from operating activities

	Group		Bank

	2005 *	2004 *	2005 *	2004 *
	£m	£m	£m	£m

Profit for the year	3,411	3,230	2,315	2,382
Decrease/(increase) in prepayments and accrued income	988	(11)	557	(184)
Interest on subordinated liabilities	304	202	283	193
(Decrease)/increase in accruals and deferred income	(1,278)	(776)	(846)	261
Provisions for impairment losses	756	625	651	531
Unwind of discount on impairment losses	(76)	—	(61)	—
Loans and advances written-off net of recoveries	(762)	(550)	(715)	(489)
Profit on sale of property, plant and equipment	(51)	(11)	(39)	(10)
Profit on sale of subsidiaries and associates	(12)	—	(221)	—
Profit on sale of investment securities	(327)	(12)	(320)	(1)
Charge for pensions	149	133	97	96
Pension contributions	(1,007)	(53)	(976)	(30)
Provisions utilised	(18)	(25)	(16)	(19)
Depreciation and amortisation	382	462	326	402
Other non-cash items	(2,405)	1,510	129	(23)

Net cash inflow from trading activities	54	4,724	1,164	3,109

Increase in loans and advances to banks and customers	(24,532)	(22,788)	(4,182)	(5,414)
(Increase)/decrease in securities	(5,565)	44	1	329
(Increase)/decrease in other assets	(1,469)	72	(625)	(349)
Decrease in derivative assets	797	986	335	257

Changes in operating assets	(30,769)	(21,686)	(4,471)	(5,177)

Increase in deposits by banks and customers	49,683	10,497	9,815	6,244
Increase/(decrease) in debt securities in issue	5,724	450	(1)	(9)
Increase/(decrease) in other liabilities	1,138	1,378	953	(630)
Decrease in derivative liabilities	(951)	(1,131)	(286)	(291)
(Decrease)/increase in settlement balances and short positions	(652)	5,804	—	—

Changes in operating liabilities	54,942	16,998	10,481	5,314

Total income taxes paid	(1,170)	(1,051)	(662)	(546)

Net cash inflow/(outflow) from operating activities	23,057	(1,015)	6,512	2,700

*As restated. See Note 48 on the accounts.

35 Analysis of the net outflow of cash in respect of the purchase and sales of business interests and intangible assets

	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Fair value given for business acquired	(238)	(739)	(217)	(239)
Cash and cash equivalents acquired	25	15	—	—
Non-cash consideration	3	—	—	—

Net outflow of cash in respect of purchases	(210)	(724)	(217)	(239)

Cash and cash equivalents in businesses sold	(2)	—	—	—
Other assets sold	260	37	9	16
Non-cash consideration	(25)	—	—	—
Profit on disposal	12	—	221	—

Net cash inflow on disposals	245	37	230	16

Dividends received from joint ventures	7	—	—	—
Net cash expenditure on other intangible assets	(210)	(184)	(180)	(184)

Net outflow	(168)	(871)	(167)	(407)

36 Interest received and paid

	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

Interest received	8,475	7,322	5,621	5,265
Interest paid	(4,164)	(2,970)	(2,683)	(2,313)

	4,311	4,352	2,938	2,952

37 Analysis of changes in financing during the year

	Group				Bank

	Share capital		Subordinated liabilities		Share capital		Subordinated liabilities

	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m

At 1 January	3,388	3,412	5,808	5,743	3,388	3,412	4,747	5,376
Implementation of IAS 32	(419)	—	530	—	(419)	—	530	—

At 1 January restated	2,969	3,412	6,338	5,743	2,969	3,412	5,277	5,376

Net proceeds from issue of
subordinated liabilities	—	—	291	559	—	—	—	—
Repayment of subordinated liabilities	—	—	(210)	(455)	—	—	(210)	(455)

Net cash (outflow)/inflow from financing	—	—	81	104	—	—	(210)	(455)

Acquisitions of subsidiaries	—	—	—	153	—	—	—	—
Currency translation and other movements	—	(24)	229	(192)	—	(24)	434	(174)

At 31 December	2,969	3,388	6,648	5,808	2,969	3,388	5,501	4,747

38 Analysis of cash and cash equivalents

	Group		Bank

	2005 £m	2004 £m	2005 £m	2004 £m

At 1 January
– cash	14,816	17,779	9,952	9,777
– cash equivalents	8,029	11,039	1,959	3,168
Net cash inflow/(outflow)	25,579	(5,973)	6,677	(1,034)

At 31 December	48,424	22,845	18,588	11,911

Comprising:
Cash and balances at central banks	1,446	1,480	779	853
Treasury bills and debt securities	1	—	—	—
Loans and advances to banks repayable on demand	46,977	21,365	17,809	11,058

Cash and cash equivalents	48,424	22,845	18,588	11,911

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

48 Restatement of Cash flow statements
The Group and Bank cash flow statements for the years ended 31 December 2005 and 2004 have been restated to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents.

     The tables below show the effect of the restatements:

     (a) Cash flow statements

	2005		2004

	Previously reported £m	Restated £m	Previously reported £m	Restated £m

Group
Other non-cash items	4,227	(3,185)	(3,099)	750
Net cash inflow from trading activities	7,466	54	875	4,724
Net cash flows from operating activities
before tax	31,639	24,227	(3,813)	36
Net cash flows from operating activities	30,469	23,057	(4,864)	(1,015)
Effects of foreign exchange rate
changes on cash and cash
equivalents	(4,791)	2,621	2,484	(1,365)

Bank
Other non-cash items	(499)	(881)	(149)	66
Net cash inflow from trading activities	1,546	1,164	2,894	3,109
Net cash flows from operating activities
before tax	7,556	7,174	3,031	3,246
Net cash flows from operating activities	6,894	6,512	2,485	2,700
Effects of foreign exchange rate	(247)	135	139	(76)
changes on cash and cash
equivalents

     (b) Note 34 Net cash flows from operating activities

	2005		2004

	Previously reported £m	Restated £m	Previously reported £m	Restated £m

Group
Other non-cash items	5,007	(2,405)	(2,339)	1,510
Net cash inflow from trading activities	7,466	54	875	4,724
Net cash flows from operating activities	30,469	23,057	(4,864)	(1,015)

Bank
Other non-cash items	511	129	(238)	(23)
Net cash inflow from trading activities	1,546	1,164	2,894	3,109
Net cash flows from operating activities	6,894	6,512	2,485	2,700

Exhibit index for this amendment on Form 20-F/A

Exhibit number	Description
12.1	CEO certification required by Rule 13a-14(a)
12.2	CFO certification required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized this amendment to be signed on its behalf by the undersigned.

National Westminster Bank Plc
Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director

18 December 2006