Form 20-F
period 2006-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2007-06-22
CIK 702162

FORM 20-F

(Mark one)	☐				REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☒				ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF1934

For the fiscal year ended	31 December 2006

OR	☐				TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☐				SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from	to

Commission file number	1 - 9266

NATIONAL WESTMINSTER BANK Plc
ENGLAND
135 Bishopsgate, London, EC2M 3UR, England

Securities registered or to be registered pursuant to Section 12 (b) of the Act.
	Title of each class	Name of each exchange on which registered
-	Non-Cumulative Dollar Preference Shares of $25 each, Series B (redeemed in January 2007)	New York Stock Exchange
-	American Depositary Shares, each representing one Non-Cumulative
	Dollar Preference Share of $25 each, Series B (redeemed in January 2007)	New York Stock Exchange
-	Non-Cumulative Dollar Preference Shares of $25 each, Series C	New York Stock Exchange
-	American Depositary Shares, each representing one Non-Cumulative
	Dollar Preference Share of $25 each, Series C	New York Stock Exchange
-	Exchangeable Capital Securities, Series A (redeemed in January 2006)	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2006, the close of the period covered by the annual report.
-	£1 Ordinary shares	1,678,176,558
-	Non-Cumulative Dollar Preference Shares of $25 each, Series B (redeemed in January 2007)	10,000,000
-	Non-Cumulative Dollar Preference Shares of $25 each, Series C	12,000,000
-	9% Non-Cumulative Preference Shares of £1 each, Series A	140,000,000

Indicate by check mark if the registrant is a well known seasoned filer, as defined in Rule 405 of the Securities Act .
		☐	YES	☒	NO
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer	☐ Accelerated filer ☐	Non accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
		☐	Item 17	☒	Item 18

If this is an annual report, indicate by check mark whether is a shell company (as defined in Rule 12b-2 of the Exchange Act).
		☐	YES	☒	NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

		☐	YES	☐	NO

As a wholly-owned subsidiary of The Royal Bank of Scotland plc, which in turn is a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc, a public company with limited liability incorporated in Great Britain and which has its registered office in Scotland, National Westminster Bank Plc meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to reports on Form 20-F, and is therefore filing its Form 20-F with a reduced disclosure format.

NATIONAL WESTMINSTER BANK Plc

ANNUAL REPORT ON FORM 20-F
FOR THE YEAR ENDED 31 DECEMBER 2006
CONTENTS
Item	Item Caption	Page

	Presentation of Information	1
PART I
1	Identity of Directors, Senior Management and Advisers	*
2	Offer Statistics and Expected Timetable	*
3	Key Information	3
	Selected financial data	*
	Capitalisation and indebtedness	*
	Reasons for the offer and use of proceeds	*
	Risk factors	6
4	Information on the Bank	7
	History and development of the Bank	7
	Business overview	7
	Organisational structure	7
	Property, plants and equipment	7
4A	Unresolved Staff Comments	*
5	Operating and Financial Review and Prospects	8
	Operating results	8
	Liquidity and capital resources	32
	Research and development, patents, licences etc	*
	Trend information	*
	Off balance sheet arrangements	*
	Contractual obligations	*
6	Directors, Senior Management and Employees	33
	Directors and senior management	*
	Compensation	*
	Board practices	33
	Employees	61
	Share ownership	34
7	Major Shareholders and Related Party Transactions	*
	Major shareholders	*
	Related party transactions	*
	Interests of experts and counsel	*
8	Financial Information	36
	Consolidated statements and other financial information	36
	Significant changes	36

*
Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or otherwise not included herein.

i

9	The Offer and Listing	37
	Offer and listing details	37
	Plan of distribution	*
	Markets	38
	Selling shareholders	*
	Dilution	*
	Expenses of the issue	*
10	Additional Information	39
	Share capital	*
	Memorandum and articles of association	39
	Material contracts	39
	Exchange controls	39
	Taxation	39
	Dividends and paying agents	*
	Statement of experts	*
	Documents on display	*
	Subsidiary information	*
11	Quantitative and Qualitative Disclosure about Market Risk	42
12	Description of Securities other than Equity Securities	*
PART II
13	Defaults, Dividend Arrearages and Delinquencies	*
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
15	Controls and Procedures	43
16	Reserved	*
16A	A Audit Committee financial expert	*
	B Code of ethics	*
	C Principal Accountant Fees and services	33, 64
	D Exemptions from the Listing Standards for Audit Committee	*
	E Purchases of Equity Securities by the Issuer and Affiliated Purchases	*
PART III
17	Financial Statements	*
18	Financial Statements	44
19	Exhibits	124
	Signature	125

*
Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or otherwise not included herein.

ii

PRESENTATION OF INFORMATION

In this report, the term 'Bank' or ‘Company’ means National Westminster Bank Plc and 'NatWest Group' means the Bank and its subsidiary and associated undertakings.

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

The geographic analysis in the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office - UK and Overseas. Management believes that this presentation provides more useful information on the yields, spreads and margins of NatWest Group’s activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which NatWest Group is managed. ‘UK’ in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The results, assets and liabilities of individual business units are classified as trading or on-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, NatWest Group believes that any resulting misclassification is not material.

International Financial Reporting Standards
As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of NatWest Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together ‘IFRS’) as adopted by the European Union. On implementation of IFRS on 1 January 2005, NatWest Group took advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 ‘Financial Instruments: Recognition and Measurement’  and IAS 32 ‘Financial Instruments: Disclosure and Presentation’  from 1 January 2005 without restating its 2004 income statement and balance sheet. The date of transition to IFRS for NatWest Group and the date of its opening IFRS balance sheet is 1 January 2004.

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

For a further discussion on certain risks faced by NatWest Group, see Risk Factors on page 6.

ITEM 3. KEY INFORMATION

The Company has omitted portions of this item on the basis of General Instruction I(2)(a) to Form 10-K.

As discussed on page 1, the consolidated financial statements of NatWest Group are prepared in accordance with International Financial Reporting Standards. NatWest Group took advantage of the option in IFRS 1 to implement IAS 32 and IAS 39 from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32 and IAS 39 on 1 January 2005 had a significant effect on NatWest Group's balance sheet. Therefore the income statements discussed in the Operating and financial review for 2006 and 2005 are not directly comparable to 2004.

SELECTED FINANCIAL DATA

The Group’s accounts are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. For a discussion of such differences and a reconciliation between IFRS and US GAAP, see Note 46 on the accounts.

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.9586, the Noon Buying Rate on 29 December 2006 (the last business day of the year).

Amounts in accordance with IFRS

			2005		2004
	2006		Discontinued*	Continuing	Discontinued*	Continuing
Summary consolidated income statement	$m	£m	£m	£m	£m	£m

Net interest income	8,714	4,449	212	4,249	265	4,118
Non-interest income	9,552	4,877	9	4,180	13	3,627
Total income	18,266	9,326	221	8,429	278	7,745
Operating expenses	9,828	5,018	70	4,413	53	4,115
Profit before impairment losses	8,438	4,308	151	4,016	225	3,630
Impairment losses	1,669	852	4	752	(5)	630
Operating profit before tax	6,769	3,456	147	3,264	230	3,000
Tax	1,628	831	44	904	69	797
Operating profit after tax	5,141	2,625	103	2,360	161	2,203
Discontinued operations	-	-		103		161
Profit for the year	5,141	2,625		2,463		2,364
Minority interests	76	39		17		12
Preference dividends	-	-		-		36
Profit attributable to ordinary shareholders	5,065	2,586		2,446		2,316

Ordinary dividends	2,938	1,500		350		2,300

*	NatWest Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to the Royal Bank on 31 December 2005 at neither a profit nor a loss.

	2006		2005	2004
Summary consolidated balance sheet	$m	£m	£m	£m

Loans and advances	477,847	243,974	215,938	161,661
Debt securities and equity shares	65,468	33,426	29,568	23,764
Derivatives and settlement balances	12,378	6,320	6,907	4,904
Other assets	13,595	6,941	8,190	6,892
Total assets	569,288	290,661	260,603	197,221

Shareholders' equity	19,925	10,173	9,440	8,009
Minority interests	1,982	1,012	744	408
Subordinated liabilities	11,048	5,641	6,648	5,808
Deposits	445,536	227,477	203,925	149,992
Derivatives, settlement balances and short positions	52,132	26,617	24,231	22,775
Other liabilities	38,665	19,741	15,615	10,229
Total liabilities and equity	569,288	290,661	260,603	197,221

Financial data based upon IFRS:	2006	2005	2004

Return on average total assets (1)	0.94%	0.99%	1.21%
Return on average ordinary shareholders' equity (2)	26.1%	29.6%	30.7%
Average shareholders' equity as a percentage of average total assets	3.6%	3.3%	4.2%
Risk asset ratio
Tier 1	9.9%	10.1%	n/a (4)
Total	12.9%	14.1%	n/a (4)
Ratio of earnings to combined fixed charges and preference share dividends (3)
Including interest on deposits	1.64	1.84	2.11
Excluding interest on deposits	3.09	4.02	5.62
Ratio of earnings to fixed charges only (3)
Including interest on deposits	1.64	1.84	2.14
Excluding interest on deposits	3.09	4.02	5.92
Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
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

(4)
Upon adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The Risk Asset Ratios as at 31 December 2006 and 2005 have been presented in compliance with these revised FSA requirements.

Amounts in accordance with US GAAP	2006	2005	2004	2003	2002
	£m	£m	£m	£m	£m
Net income available for ordinary shareholders	2,423	2,142	2,072	2,161	2,253
Shareholders' equity	11,470	10,944	9,190	9,194	9,165
Total assets	289,757	257,038	222,300	184,655	181,531

Financial data based upon US GAAP:	2006	2005	2004	2003	2002

Return on average total assets (1)	0.89%	0.90%	1.02%	1.18%	1.18%
Return on average ordinary shareholders' equity (2)	22.2%	22.3%	23.7%	25.7%	27.5%
Average shareholders' equity as a percentage of average total assets	4.2%	4.2%	4.5%	4.9%	4.6%
Ratio of earnings to combined fixed charges and preference share dividends (3)
Including interest on deposits	1.60	1.74	1.99	2.50	2.28
Excluding interest on deposits	2.97	3.66	5.19	6.82	4.48
Ratio of earnings to fixed charges only (3)
Including interest on deposits	1.61	1.75	2.01	2.55	2.32
Excluding interest on deposits	3.03	3.78	5.48	7.37	4.69

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
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

Amounts in accordance with UK GAAP

	2004	2003	2002
Summary consolidated profit and loss account	£m	£m	£m

Net interest income	4,360	4,032	4,134
Non-interest income	3,641	3,226	3,560
Total income	8,001	7,258	7,694
Operating expenses	3,893	3,579	4,594
Profit before provisions	4,108	3,679	3,100
Provisions for bad and doubtful debts	625	549	508
Amounts written off fixed asset investments	-	1	8
Profit on ordinary activities before tax	3,483	3,129	2,584
Tax on profit on ordinary activities	955	946	713
Profit on ordinary activities after tax	2,528	2,183	1,871
Minority interests (including non-equity)	12	(1)	5
Preference dividends - non-equity	36	39	41
Profit attributable to ordinary shareholders	2,480	2,145	1,825

Ordinary dividends	2,300	2,257	695

	2004	2003	2002
Summary consolidated balance sheet - UK GAAP	£m	£m	£m

Loans and advances to banks (net of provisions)	27,674	35,412	23,664
Loans and advances to customers (net of provisions)	131,353	102,572	112,122
Debt securities and equity shares	23,707	22,799	17,913
Intangible fixed assets	766	273	331
Other assets	12,765	11,817	17,857
Total assets	196,265	172,873	171,887

Called up share capital	2,102	2,126	2,159
Share premium account	1,286	1,286	1,286
Other reserves	451	417	400
Profit and loss account	5,299	5,209	5,358
Shareholders' funds	9,138	9,038	9,203
Minority interests	408	3	47
Subordinated liabilities	5,808	5,743	5,933
Deposits by banks	23,082	17,558	17,718
Customer accounts	126,119	116,569	111,477
Debt securities in issue	3,255	2,112	208
Other liabilities	28,455	21,850	27,301
Total liabilities	196,265	172,873	171,887

Financial data based upon UK GAAP:	2004	2003	2002

Return on average total assets (1)	1.30%	1.21%	1.02%
Return on average ordinary shareholders' equity (2)	28.8%	25.6%	21.9%
Average shareholders' equity as a percentage of average total assets	4.8%	5.0%	5.0%
Risk asset ratio
Tier 1	8.0%	9.2%	8.9%
Total	11.6%	13.3%	13.0%
Ratio of earnings to combined fixed charges and preference share dividends (3)
Including interest on deposits	2.20	2.52	2.04
Excluding interest on deposits	6.10	6.92	3.82
Ratio of earnings to fixed charges only (3)
Including interest on deposits	2.23	2.57	2.07
Excluding interest on deposits	6.44	7.48	4.00

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
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

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the 'Noon Buying Rate'):

US dollars per £1	May	April	March	February	January	December
	2007	2007	2007	2007	2007	2006
Noon buying rate

High	1.9993	2.0061	1.9694	1.9699	1.9847	1.9794
Low	1.9695	1.9608	1.9235	1.9443	1.9305	1.9458

US dollars per £1	31 December
	2006	2005	2004	2003	2002
Noon buying rate
Year end rate	1.9586	1.7188	1.9160	1.7842	1.6095
Average rate for the year (1)	1.8582	1.8147	1.8356	1.6450	1.5043

Consolidation rate (2)
Year end rate	1.9651	1.7214	1.9346	1.7857	1.6128
Average rate for the year	1.8436	1.8198	1.8325	1.6354	1.5032

Notes:

(1)	The average of the Noon Buying Rates on the last business day of each month during the year.
(2)	The rates used by NatWest Group for translating dollars into sterling in the preparation of its consolidated financial statements.
(3)	On 21 June 2007, the Noon Buying Rate was £1.00 = $1.9924.

RISK FACTORS

Set out below are certain risk factors which could affect NatWest Group’s future results and cause them to be materially different from expected results. NatWest Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

NatWest Group's business and earnings are affected by general business and geopolitical conditions
The performance of NatWest Group is influenced by economic conditions particularly in the UK, US and Europe. Downturns in these economies could result in a general reduction in business activity and a consequent loss of income for NatWest Group. It could also cause a higher incidence of credit losses and losses in NatWest Group's trading portfolios. Geopolitical conditions can also affect NatWest Group’s earnings. Terrorist acts and threats and the response of Governments in the UK, US and elsewhere to them could affect the level of economic activity. NatWest Group's business is also exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic.

The financial performance of NatWest Group is affected by borrower credit quality
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of NatWest Group’s businesses. Adverse changes in the credit quality of NatWest Group’s borrowers and counterparties or a general deterioration in UK, or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of NatWest Group’s assets and require an increase in the provision for impairment losses and other provisions.

Changes in interest rates, foreign exchange rates, equity prices and other market factors affect NatWest Group’s business
The most significant market risks NatWest Group faces are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs. Changes in currency rates, particularly in the sterling-dollar and sterling-euro exchange rates, affect the value of assets and liabilities denominated in foreign currencies and affect earnings reported by NatWest Group’s non-UK subsidiaries, mainly RBS Greenwich Capital and Ulster Bank, and may affect income from foreign exchange dealing. The performance of financial markets may cause changes in the value of NatWest Group’s investment and trading portfolios. NatWest Group has implemented risk management methods to mitigate and control these and other market risks to which NatWest Group is exposed. However, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on NatWest Group’s financial performance and business operations.

Operational risks are inherent in NatWest Group’s business
NatWest Group’s businesses are dependent on the ability to process a very large number of transactions efficiently and accurately. Operational losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper authorisation, failure to comply with regulatory requirements and Conduct of Business rules, equipment failures, natural disasters or the failure of external systems, for example, NatWest Group’s suppliers or counterparties. Although NatWest Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by NatWest Group.

Each of NatWest Group’s businesses is subject to substantial regulation and regulatory oversight. Any significant regulatory developments could have an effect on how NatWest Group conducts its business and on NatWest Group’s results of operations
NatWest Group is subject to financial services laws, regulations, administrative actions and policies in each location in which NatWest Group operates. This supervision and regulation, in particular in the UK, if changed could materially affect NatWest Group’s business, the products and services offered or the value of assets.

In the normal course of business NatWest Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

NatWest Group has co-operated fully with various regulatory reviews of the operation of retail banking and consumer credit industries in the UK and elsewhere.

The outcome of these reviews is outside the Group’s control and it is not possible to predict the effect, if any, on the Group’s operations of future changes in regulatory actions and policies.

Future growth in NatWest Group’s earnings and shareholder value depends on strategic decisions regarding organic growth and potential acquisitions
NatWest Group devotes substantial management and planning resources to the development of strategic plans for organic growth and identification of possible acquisitions, supported by substantial expenditure to generate growth in customer business. If these strategic plans do not meet with success, NatWest Group’s earnings could grow more slowly or decline.

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

ITEM 4. INFORMATION ON THE BANK

The Company has omitted portions of this item on the basis of  General Instruction I(2)(a) and (d) to Form 10-K.

HISTORY AND DEVELOPMENT OF THE BANK

National Westminster Bank Plc is a public limited company registered in England and Wales No. 929027. The registered office and principal office of the Bank is 135 Bishopsgate, London, EC2M 3UR (telephone 020-7085-5000). The Bank's website address is www.natwest.com.

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

BUSINESS OVERVIEW

Since being acquired by The Royal Bank of Scotland Group plc in 2000, NatWest Group has operated and been managed as a member of the overall RBS Group. As part of the integration of NatWest Group into the RBS Group a number of businesses and assets have been transferred between NatWest Group and the Royal Bank to bring together similar operations and functions. In the RBS Group, all new large corporate relationships are domiciled in the Royal Bank. In the retail banking division in the UK, RBS Group has retained and promotes both the NatWest and the Royal Bank brands, which compete with each other.

A central Manufacturing function provides services to entities in the RBS Group. Allocations of manufacturing costs are made on appropriate bases to individual legal entities, including NatWest.

At 31 December 2006, NatWest Group had total assets of £290.7 billion and shareholders' equity of £10.2 billion.

The RBS Group operates on an integrated basis through a divisional structure. The divisions relevant to NatWest Group are Corporate Markets (comprising Global Banking & Markets and UK Corporate Banking), Retail Markets (comprising Retail and Wealth Management), Ulster Bank and Manufacturing.

ORGANISATIONAL STRUCTURE

The company is a wholly-owned direct subsidiary of the Royal Bank. The ultimate holding company is The Royal Bank of Scotland Group plc, which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The principal subsidiary undertakings of NatWest Group and their activities are detailed in Note 14 to the Consolidated Financial Statements.

The ownership of National Westminster Home Loans Limited, a home mortgage finance business, was transferred to the Royal Bank on 31 December 2005.

DESCRIPTION OF PROPERTY AND EQUIPMENT

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2006, NatWest had 1,629 retail branches in the UK. Ulster Bank including First Active had a network of 272 branches in Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by NatWest and its subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group’s properties include its principal office in London at 135 Bishopsgate.

Total capital expenditure on premises, computers and other equipment for the year ended 31 December 2006 was £440 million (2005 – £270 million; 2004 – £226 million).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company has omitted portions of this item on the basis of General Instruction I(2)(a) to Form 10-K. For a discussion of critical accounting policies that are considered by the directors to be the most important to the portrayal of its financial condition, see pages 47 to 54. In addition, for a discussion of accounting developments, see pages 54 to 55.

OPERATING RESULTS

As discussed on page 1, the consolidated financial statements of NatWest Group are prepared in accordance with International Financial Reporting Standards. NatWest Group took advantage of the option in IFRS 1 to implement IAS 32 and IAS 39 from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32 and IAS 39 on 1 January 2005 had a significant effect on NatWest Group's balance sheet. Therefore the income statements discussed in the Operating and financial review for 2006 and 2005 are not directly comparable to 2004.

Overview of results

The following table summarises NatWest Group's results for each of the three years ended 31 December 2006:

Consolidated income statement		Discontinued*	Continuing	Discontinued*	Continuing
	2006	2005	2005	2004	2004
	£m	£m	£m	£m	£m

Net interest income	4,449	212	4,249	265	4,118

Fees and commissions receivable	3,928	43	3,663	51	3,384
Fees and commissions payable	(960)	(34)	(926)	(38)	(845)
Income from trading activities	1,458	-	808	-	887
Other operating income	451	-	635	-	201
Non-interest income	4,877	9	4,180	13	3,627

Total income	9,326	221	8,429	278	7,745

Administrative expenses
- staff costs	1,754	-	1,477	-	1,326
- premises and equipment	266	-	114	-	197
- other	2,741	70	2,440	52	2,131
Depreciation and amortisation	257	-	382	1	461
Operating expenses	5,018	70	4,413	53	4,115

Profit before impairment losses	4,308	151	4,016	225	3,630
Impairment losses	852	4	752	(5)	630
Operating profit before tax	3,456	147	3,264	230	3,000
Tax	831	44	904	69	797
Operating profit after tax	2,625	103	2,360	161	2,203
Discontinued operations			103		161
Profit for the year			2,463		2,364

* NatWest Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to the Royal Bank on 31 December 2005 at neither a profit nor a loss.

2006 compared with 2005

Profit
Operating profit before tax was up 1%, from £3,411 million to £3,456 million. The Group transferred its home mortgage business, National Westminster Home Loans Limited to the Royal Bank on 31 December 2005 and the results of this entity have been classified as ‘Discontinued’ in 2005. Profit before tax from continuing operations increased by £192 million, 6%, reflecting organic income growth.

Total income
The Group achieved strong organic growth in income during 2006. Total income was up 8% or £676 million to £9,326 million. Total income from continuing operations was up £897 million, 11%. This growth was reflected across all divisions and was particularly strong in UK Corporate Banking, Retail, Wealth Management and Ulster Bank.

Net interest income was flat at £4,449 million. Net interest income from continuing operations rose by 5%, £200 million and represents 48% of total income (2005 - 50%). Average loans and advances to customers and average customer deposits grew by 11% and 14% respectively.

Non-interest income increased 16% to £4,877 million. Non-interest income from continuing operations was up 17%, £697 million and represents 52% of total income (2005 - 50%). Within non-interest income, fees and commissions receivable increased by 6% to £3,928 million and fees and commissions payable were stable at £960 million. Income from trading activities increased by 80% to £1,458 million while other operating income decreased by 29% to £451 million.

Operating expenses
Operating expenses rose by 12% to £5,018 million. Operating expenses from continuing operations increased by 14% to support business expansion. Integration costs which relate to the integration of First Active were £67 million compared with £163 million in 2005.

Cost: income ratio
The Group’s cost: income ratio was 53.8% compared with 52.4% for continuing operations in 2005.

Impairment losses
Impairment losses were £852 million compared with £756 million in 2005, an increase of 13%. Higher provisions in Retail Banking in respect of unsecured personal loans and credit cards and in Ulster Bank due to growth in lending were partially offset by lower impairment losses in Global Banking & Markets where credit conditions have remained benign.

Dividends
Ordinary dividends totalling £1,500 million (2005 - £350 million) were paid to the holding company during the year.

BALANCE SHEET

Total assets were £290.7 billion at 31 December 2006, 12% higher than total assets of £260.6 billion at 31 December 2005.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased by 12% or £18.1 billion to £162.9 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 13% or £18.2 billion to £155.4 billion.

Capital ratios at 31 December 2006 were 9.9% (tier 1) and 12.9% (total).

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

Total income
Total income was up 8% or £627 million to £8,650 million. This reflected growth across the NatWest Group and also included net gain of £332 million on sale of strategic investments. The effect of implementing the requirements of IAS 32 and IAS 39 on 1 January 2005 was to reduce total income. Under IFRS, certain lending fees are deferred over the life of the financial asset and interest is recognised on a constant yield basis. The implementation of IAS 32 also resulted in NatWest Group’s preference shares being reclassified as debt and the interest thereon included in interest payable.

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

Risk elements in lending and potential problem loans represented 2.19% of gross loans and advances to customers excluding reverse repos at 31 December 2005 (31 December 2004 - 2.61%).

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

Loans and advances to customers (excluding £26.9 billion relating to NatWest Home Loans which was sold on 31 December 2005) were up 53%, £55.2 billion at £159.9 billion and loans and advances to banks increased by £26.0 billion to £56.0 billion, reflecting the implementation of IAS 32 and IAS 39 on 1 January 2005 and business growth.

Customer accounts were up £31.8 billion, 25% at £157.9 billion with £20.0 billion arising from the implementation of IAS 32 and IAS 39, largely reflecting the grossing up of previously netted deposits. Excluding this and repos, which decreased £3.7 billion, 15% to £20.7 billion, deposits rose by £15.5 billion, 13%, to £137.3 billion with good growth in all divisions.

Capital ratios at 31 December 2005 were 10.1% (Tier 1) and 14.1% (Total).

Net interest income

	2006	2005	2004
	£m	£m	£m

Interest receivable	9,825	8,492	7,180
Interest payable	(5,376)	(4,031)	(2,797)
Net interest income	4,449	4,461	4,383

Gross yield on interest-earning assets of banking business	5.77	5.73	5.66
Cost of interest-bearing liabilities of banking business	(3.65)	(3.22)	(2.72)
Interest spread of banking business	2.12	2.51	2.94
Benefit from interest-free funds	0.49	0.50	0.52
Net interest margin of banking business	2.61	3.01	3.46

The following table gives average interest rates, yields and margins.

	2006	2005	2004
	%	%	%
Yields, spreads and margins of the banking business:
Gross yield (1)
Group	5.77	5.73	5.66
UK	6.12	6.11	5.97
Overseas	4.67	4.55	4.43

Interest spread (2)
Group	2.12	2.51	2.94
UK	2.52	2.89	3.21
Overseas	0.84	1.32	1.89

Net interest margin (3)
Group	2.61	3.01	3.46
UK	2.88	3.32	3.65
Overseas	1.78	2.03	2.69

The Bank's base rate	4.64	4.65	4.38
London inter-bank three month offered rate:
Sterling	4.85	4.76	4.64
Eurodollar	5.20	3.56	1.62
Euro	3.08	2.18	2.11

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Average balance sheets and interest rates

The following table shows average balances and interest rates for 2006 and 2005.

	2006				2005
	Average		Average	Average		Average
	balance	Interest	rate	balance	Interest	rate
ASSETS	£m	£m	%	£m	£m	%
Loans and advances to banks
UK	27,400	1,159	4.23	18,461	762	4.13
Overseas	7,334	244	3.33	7,127	234	3.28
Loans and advances to customers (1)
UK	101,499	6,737	6.64	93,135	6,066	6.51
Overseas	31,326	1,573	5.02	26,977	1,332	4.94
Debt securities
UK	803	39	4.86	769	35	4.55
Overseas	1,836	73	3.98	1,689	63	3.73
Total interest-earning assets - Banking business	170,198	9,825	5.77	148,158	8,492	5.73
Total interest-earning assets -Trading business (2)	72,166			68,521
Total interest-earning assets	242,364			216,679
Non-interest-earning assets	33,194			30,077
Total assets	275,558			246,756

Percentage of assets applicable to overseas operations	45.2%			46.7%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits by banks
UK	7,526	373	4.96	4,669	183	3.92
Overseas	12,427	491	3.95	11,251	374	3.32
Customer accounts
- demand deposits
UK	54,313	1,451	2.67	46,585	1,156	2.48
Overseas	3,524	83	2.36	4,361	86	1.97
- savings deposits
UK	20,970	759	3.62	17,733	517	2.92
Overseas	1,518	50	3.29	1,078	26	2.41
- other time deposits
UK	26,673	1,206	4.52	21,531	921	4.28
Overseas	5,827	221	3.79	7,125	244	3.42
Debt securities in issue
UK	2,704	139	5.14	1,650	75	4.55
Overseas	6,880	300	4.36	3,692	146	3.95
Loan capital
UK	5,016	288	5.74	5,440	290	5.33
Overseas	430	27	6.28	488	28	5.74
Internal funding of trading business	(382)	(12)	3.14	(509)	(15)	2.95
Total interest-bearing liabilities - Banking business	147,426	5,376	3.65	125,094	4,031	3.22
Total interest-bearing liabilities - Trading business (2)	72,027			67,726
Total interest-bearing liabilities	219,453			192,820
Non-interest bearing liabilities
Demand deposits
UK	15,258			13,855
Overseas	3,741			3,154
Other liabilities	27,195			28,670
Shareholders' funds	9,911			8,257
Total liabilities and shareholders' equity	275,558			246,756

Percentage of liabilities applicable to overseas operations	43.6%			45.3%

Notes:

(1) The analysis into UK and Overseas has been compiled on the basis of location of office.
(2) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheets and interest rates

The following table shows average balances and interest rates for 2004.

	2004
	Average		Average
	balance	Interest	rate
ASSETS	£m	£m	%
Loans and advances to banks
UK	17,652	733	4.15
Overseas	5,743	170	2.96
Loans and advances to customers (1)
UK	82,335	5,273	6.40
Overseas	18,770	922	4.91
Debt securities
UK	1,242	42	3.38
Overseas	1,023	40	3.91
Total interest-earning assets - Banking business	126,765	7,180	5.66
Total interest- earning asset - Trading business (2)	48,289
Total interest-earning assets	175,054
Non-interest-earning assets	16,303
Total assets	191,357

Percentage of assets applicable to overseas operations	43.2%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits by banks
UK	3,820	142	3.72
Overseas	6,924	167	2.41
Customer accounts
- demand deposits
UK	39,899	808	2.03
Overseas	3,651	69	1.89
- savings deposits
UK	14,781	390	2.64
Overseas	969	23	2.37
- other time deposits
UK	20,285	753	3.71
Overseas	4,841	139	2.87
Debt securities in issue
UK	844	42	4.98
Overseas	1,023	40	3.91
Loan capital
UK	5,802	222	3.83
Overseas	133	8	6.02
Internal funding of trading business	(211)	(6)	2.84
Total interest-bearing liabilities - Banking business	102,761	2,797	2.72
Total interest-bearing liabilities -Trading business (2)	47,659
Total interest-bearing liabilities	150,420
Non-interest bearing liabilities
Demand deposits
UK	13,732
Overseas	3,273
Other liabilities	15,947
Shareholders' funds	7,985
Total liabilities and shareholders' equity	191,357

Percentage of liabilities applicable to overseas operations	41.9%

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

	2006 compared with 2005
	Increase/(decrease) due to changes in:
	Average	Average	Net
	volume	rate	change
	£m	£m	£m
INTEREST-EARNING ASSETS
Loans and advances to banks
UK	378	19	397
Overseas	7	3	10
Loans and advances to customers
UK	549	122	671
Overseas	219	22	241
Debt securities
UK	2	2	4
Overseas	6	4	10
Total interest receivable of banking business
UK	929	143	1,072
Overseas	232	29	261
	1,161	172	1,333

INTEREST-BEARING LIABILITIES
Deposits by banks
UK	(133)	(57)	(190)
Overseas	(42)	(75)	(117)
Customer accounts
- demand deposits
UK	(202)	(93)	(295)
Overseas	18	(15)	3
- savings deposits
UK	(105)	(137)	(242)
Overseas	(13)	(11)	(24)
- other time deposits
UK	(231)	(54)	(285)
Overseas	48	(25)	23
Debt securities in issue
UK	(53)	(11)	(64)
Overseas	(137)	(17)	(154)
Loan capital
UK	23	(21)	2
Overseas	4	(3)	1
Internal funding of trading business	(4)	1	(3)
Total interest payable of banking business
UK	(705)	(372)	(1,077)
Overseas	(122)	(146)	(268)
	(827)	(518)	(1,345)

Movement in net interest income
UK	224	(229)	(5)
Overseas	110	(117)	(7)
	334	(346)	(12)

Changes in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the year and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2005 compared with 2004
	Increase/(decrease) due to changes in:
	Average	Average	Net
	volume	rate	change
	£m	£m	£m
INTEREST-EARNING ASSETS
Loans and advances to banks
UK	33	(4)	29
Overseas	44	20	64
Loans and advances to customers
UK	701	92	793
Overseas	404	6	410
Debt securities
UK	(19)	12	(7)
Overseas	25	(2)	23
Total interest receivable of banking business
UK	715	100	815
Overseas	473	24	497
	1,188	124	1,312

INTEREST-BEARING LIABILITIES
Deposits by banks
UK	(33)	(8)	(41)
Overseas	(129)	(78)	(207)
Customer accounts
- demand deposits	(150)	(198)	(348)
UK	(14)	(3)	(17)
Overseas
- savings deposits	(83)	(44)	(127)
UK	(3)	-	(3)
Overseas
- other time deposits	(48)	(120)	(168)
UK	(75)	(30)	(105)
Overseas
Debt securities in issue
UK	(37)	4	(33)
Overseas	(106)	-	(106)
Loan capital
UK	15	(83)	(68)
Overseas	(20)	-	(20)
Internal funding of trading business	9	-	9
Total interest payable of banking business
UK	(327)	(449)	(776)
Overseas	(347)	(111)	(458)
	(674)	(560)	(1,234)

Movement in net interest income
UK	388	(349)	39
Overseas	126	(87)	39
	514	(436)	78

Overview of balance sheet
Summary consolidated balance sheet

	2006	2005
	£m	£m
Assets
Cash and balances at central banks	1,525	1,568
Treasury and other eligible bills	275	770
Loans and advances to banks	61,563	55,995
Loans and advances to customers	182,411	159,943
Debt securities and equity shares	33,426	29,568
Other assets	11,461	12,759
Total assets	290,661	260,603

Liabilities
Deposits by banks	46,258	46,001
Customer accounts	181,219	157,924
Debt securities in issue	14,335	10,801
Other liabilities	32,023	29,045
Subordinated liabilities	5,641	6,648
Minority interests	1,012	744
Shareholders' equity	10,173	9,440
Total liabilities	290,661	260,603

Analysis of repurchase agreements

	2006	2005
	£m	£m
Reverse repurchase agreements and stock borrowing

Loans and advances to banks	10,793	13,135
Loans and advances to customers	19,459	15,036
	30,252	28,171

Repurchase agreements and stock lending

Deposits by banks	20,386	19,569
Customer accounts	25,806	20,664
	46,192	40,233

Overview - summary consolidated balance sheet

31 December 2006 compared with 31 December 2005

Total assets of £290.7 billion at 31 December 2006 were up £30.1 billion, 12%, compared with 31 December 2005, reflecting business growth.

Loans and advances to banks increased by £5.6 billion, 10%, to £61.6 billion. Growth in bank placings, up £7.9 billion, 18%, to £50.8 billion, were partially offset by a reduction in reverse repurchase agreements and stock borrowing ("reverse repos"), down £2.3 billion, 18% to £10.8 billion.

Loans and advances to customers were up £22.5 billion, 14%, to £182.4 billion. Lending, excluding reverse repos, rose by £18.1 billion, 12% to £162.9 billion reflecting organic growth across all divisions. Reverse repos increased by 29%, £4.4 billion to £19.5 billion.

Debt securities increased by £3.5 billion, 12%, to £32.3 billion, principally due to increased trading book holdings in Global Banking & Markets.

Equity shares rose by £0.3 billion, 41%, to £1.2 billion, reflecting the increase in the fair value of available-for-sale securities.

Derivatives, assets and liabilities, decreased reflecting the effects of interest and exchange rates.

Prepayments, accrued income and other assets were down £0.9 billion, 29% to £2.2 billion.

Deposits by banks rose by £0.3 billion, 1% to £46.3 billion. Increased repurchase agreements and stock lending ("repos"), up £0.8 billion to £20.4 billion were offset by lower inter-bank deposits, down £0.5 billion, 2% at £25.9 billion.

Customer accounts were up £23.3 billion, 15% at £181.2 billion. Within this, repos increased £5.1 billion, 25% to £25.8 billion. Excluding repos, deposits rose by £18.2 billion, 13%, to £155.4 billion with good growth in all divisions.

Debt securities in issue increased by £3.5 billion, 33%, to £14.3 billion.

The increase in settlement balances and short positions, up £2.7 billion, 13%, to £24.3 billion, reflected growth in customer activity.

Accruals, deferred income and other liabilities increased £0.5 billion, 15% to £4.1 billion.

Subordinated liabilities were down £1.0 billion, 15% to £5.6 billion. The issue of £0.1 billion dated loan capital was offset by the redemption of £0.4 billion dated and £0.3 billion undated loan capital and £0.4 million principally relating to exchange rate movements.

Shareholders’ equity increased by £0.7 billion, 8% to £10.2 billion. The profit for the period of £2.6 billion was partly offset by the payment of ordinary dividend, £1.5 billion and £0.4 billion resulting principally from exchange rate movements.

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

		After
		1 but		IFRS
	Within	within	After	2006	IFRS	IFRS
	1 year	5 years	5 years	Total	2005	2004
	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,118	-	-	2,118	1,668	128
Manufacturing	4,209	404	437	5,050	5,380	2,742
Construction	3,412	751	654	4,817	4,273	2,811
Finance	36,070	1,048	488	37,606	34,827	1,597
Service industries and business activities	10,919	3,800	5,480	20,199	19,703	13,876
Agriculture, forestry and fishing	959	357	646	1,962	1,849	1,739
Property	8,220	3,948	2,855	15,023	10,699	8,581
Individuals - home mortgages	1,379	422	1,648	3,449	2,746	29,434
Individuals - other	13,296	612	1,619	15,527	14,652	14,051
Finance leases and instalment credit	11	163	134	308	320	356
Accrued interest	376	-	1	377	202	-
Total domestic	80,969	11,505	13,962	106,436	96,319	75,315
Overseas residents	13,379	65	359	13,803	12,449	11,413
Total UK offices	94,348	11,570	14,321	120,239	108,768	86,728

Overseas
United States	19,604	181	9,447	29,232	23,939	24,662
Rest of the World	11,500	6,918	16,581	34,999	29,264	22,223
Total overseas offices	31,104	7,099	26,028	64,231	53,203	46,885

Loans and advances to customers - gross	125,452	18,669	40,349	184,470	161,971	133,613
Loan impairment provisions				(2,059)	(2,028)	(1,934)
Loans and advances to customers - net				182,411	159,943	131,679

Fixed rate	31,854	5,824	8,870	46,548	31,823	40,861
Variable rate	93,598	12,845	31,479	137,922	130,148	92,752
Loans and advances to customers - gross	125,452	18,669	40,349	184,470	161,971	133,613

For further information regarding NatWest Group's operations by geographical area, see Note 41 to the Consolidated Financial Statements.

Loan impairment provisions

Provisioning policy

NatWest Group’s approach to managing credit risk is discussed in note 32 to the Consolidated Financial Statements and its accounting policy for impairment of financial assets is set out on pages 50 and 51.

Loan impairment provisions - IFRS

For a discussion of the factors considered in determining the amount of the provisions, see ‘Provision analysis’ and ‘Provision methodology’ on pages 86 and 87.

The following table shows the elements of loan impairment provisions.

	2006	2005	2004
	£m	£m	£m
Provisions at beginning of year
Domestic	1,680	1,654	1,358
Foreign	351	471	547
	2,031	2,125	1,905

Currency translation and other adjustments
Domestic	-	7	-
Foreign	(7)	(9)	(27)
Acquisition/(disposal) of subsidiaries
Domestic	-	(23)	-
Foreign	-	16	35
Amounts written-off
Domestic	(681)	(639)	(425)
Foreign	(120)	(179)	(170)
Recoveries of amounts written-off in previous years
Domestic	50	44	41
Foreign	21	12	4
Transfers to immediate parent company
Domestic	(30)	-	(48)
Foreign	12	-	-
Charge to income statement
Domestic	787	704	470
Foreign	65	49	155
Discount unwind
Domestic	(58)	(67)
Foreign	(9)	(9)
Provisions at end of year
Domestic	1,748	1,680	1,396
Foreign	313	351	544
	2,061	2,031	1,940

Gross loans and advances to customers
Domestic	106,436	96,319	75,315
Foreign	78,034	65,652	58,298
	184,470	161,971	133,613

Closing customer provisions as a % of gross loans and advances to customers
Domestic	1.64%	1.74%	1.85%
Foreign	0.40%	0.53%	0.92%
	1.12%	1.25%	1.45%

Customer charge to income statement as a % of gross loans and advances to customers
Domestic	0.74%	0.73%	0.62%
Foreign	0.08%	0.07%	0.27%
	0.46%	0.46%	0.47%

The following table presents additional information with respect to loan impairment provisions.

	2006	2005	2004
	£m	£m	£m

Loans and advances to customers (gross)	184,470	161,971	133,613

Loan impairment provisions at end of year:
Customers	2,059	2,028
Banks	2	3
Specific provisions - customers			1,651
Specific provisions - banks			6
General provision			283
	2,061	2,031	1,940
Customer provision at end of year as a % of loans and advances to customers at end of year:
Specific provisions			1.24%
General provision			0.21%
			1.45%

Average loans and advances to customers (gross)	170,905	162,733	117,249

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	0.50%	0.46%	0.53%

Amounts written-off (net of recoveries) - customers	0.43%	0.47%	0.47%

Analysis of closing customer loan impairment provisions - IFRS

The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	IFRS		IFRS		IFRS
	2006		2005		2004
		% of		% of		% of
		loans to		loans to		loans to
	Closing	total	Closing	total	Closing	total
	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%
Domestic
Central and local government	-	1.1	-	1.0	-	0.1
Manufacturing	53	2.7	70	3.3	80	2.1
Construction	45	2.6	48	2.7	50	2.1
Finance	6	20.4	17	21.5	16	1.2
Service industries and business activities	364	11.0	411	12.2	299	10.4
Agriculture, forestry and fishing	18	1.1	20	1.1	17	1.3
Property	39	8.1	38	6.6	27	6.4
Individuals
- home mortgages	6	1.9	3	1.7	9	22.0
- other	1,077	8.4	921	9.1	716	10.5
Finance leases and instalment credit	13	0.2	-	0.2	45	0.3
Accrued interest	-	0.2	-	0.1
Total domestic	1,621	57.7	1,528	59.5	1,259	56.4
Foreign	242	42.3	298	40.5	392	43.6
Impaired book	1,863	100.0	1,826	100.0		100.0
Latent book provision	196		202
Specific					1,651
General					283
Total provisions	2,059		2,028		1,934

Write-offs - IFRS

The following table analyses amounts written-off by geographical area and type of domestic customer:

	IFRS	IFRS	IFRS
	2006	2005	2004
	£m	£m	£m
Domestic
Manufacturing	22	26	25
Construction	13	13	9
Finance	12	4	1
Service industries and business activities	114	82	79
Agriculture, forestry and fishing	4	3	3
Property	5	7	12
Individuals - home mortgages	-	1	-
- others	511	503	296
Total domestic	681	639	425
Foreign	120	179	170
Total write-offs	801	818	595

* includes £2 million written-off in respect of loans and advances to banks in 2005

Recoveries - IFRS

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer:

	IFRS	IFRS	IFRS
	2006	2005	2004
	£m	£m	£m
Domestic
Manufacturing	-	1	-
Service industries and business activities	1	2	2
Individuals - others	49	41	39
Total domestic	50	44	41
Foreign	21	12	4
Total recoveries	71	56	45

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

IFRS require interest to be recognised on a financial asset (or a group of financial assets) after impairment at the rate of interest used to discount recoveries when measuring the impairment loss. Thus, interest on impaired financial assets is credited to profit or loss as the discount on expected recoveries unwinds. Despite this, such assets are not considered performing. All loans that have an impairment provision are classified as non-accrual. This is a change from past practice where certain loans with provisions were classified as past due 90 days or potential problem loans (and interest accrued on them).

	IFRS	IFRS	IFRS
	2006	2005	2004
	£m	£m	£m
Loans accounted for on a non-accrual basis (2):
Domestic	2,517	2,700	1,966
Foreign	467	487	565
Total	2,984	3,187	2,531
Accruing loans which are contractually past due
90 days or more as to principal or interest (3):
Domestic	71	2	342
Foreign	24	7	60
Total	95	9	402
Loans not included above which are classified as
'troubled debt restructurings' by the SEC:	-	-	-

Total risk elements in lending	3,079	3,196	2,933

Potential problem loans (4)
Domestic	31	11	13
Foreign	6	5	83
Total	37	16	96

Closing provisions for impairment as a % of total risk elements in lending	67%	63%	66%

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	66%	63%	64%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.87%	2.18%	2.53%

Average non-accrual loans, loans past due 90 days and troubled debt restructurings for the year ended 31 December 2006 were £3,072 million (2005 - £3,410 million; 2004 -£2,825 million).

Notes:
(1) For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of NatWest Group. 'Foreign' comprises NatWest Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2) All loans against which an impairment provision is held are reported in the non-accrual category.
(3) Loans where an impairment event has taken place but no impairment recognised. This category is used for fully-collateralised non-revolving credit facilities.
(4) Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

	IFRS	IFRS	IFRS
	2006	2005	2004
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	225	99	130
Foreign	24	21	31
	249	120	161

Interest on non-accrual and restructured loans included in net interest income
Domestic	68	67	41
Foreign	9	9	-
	77	76	41

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

At 31 December 2006, 2005 and 2004, NatWest Group had no cross border outstandings in excess of 0.75% of total assets (including acceptances).

Liabilities

Analysis of deposits - IFRS

Analysis of deposits by product type and geographical area - IFRS

The following table shows the distribution of NatWest Group's deposits by product type and geographical area.

	IFRS	IFRS	IFRS
	2006	2005	2004
	£m	£m	£m
UK
Domestic:
Demand deposits - interest-free	31,738	23,825	17,579
Demand deposits - interest-bearing	68,350	54,048	42,621
Time deposits - savings	19,219	17,234	13,506
Time deposits - other	23,412	25,011	21,039
Overseas residents:
Demand deposits - interest-free	604	329	221
Demand deposits - interest-bearing	7,121	4,326	1,773
Time deposits - savings	5,557	892	971
Time deposits - other	3,182	873	3,588
Total UK offices	159,183	126,538	101,298

Overseas
Demand deposits - interest-free	4,441	3,629	3,038
- interest-bearing	10,254	9,244	4,032
Time deposits - savings	2,578	1,097	1,064
- other	51,021	63,417	40,560
Total overseas offices (see below)	68,294	77,387	48,694
Total deposits	227,477	203,925	149,992

Held for trading	15,435	16,961
Fair value through profit or loss	1,448	1,339
Amortised cost	210,594	185,625

Banking business			119,848
Trading business			30,144
Total deposits	227,477	203,925	149,992

Overseas offices
United States	49,743	43,432	28,080
Rest of the World	18,551	33,955	20,614
Total overseas offices	68,294	77,387	48,694

Short-term borrowings - IFRS

The following table shows details of NatWest Group's short-term borrowings.

	IFRS	IFRS	IFRS
	2006	2005	2004
	£m	£m	£m
Commercial paper:
Outstanding at 31 December	1,442	2,343	1,760
Maximum amount outstanding at any month-end during the year	2,423	3,326	2,211
Approximate average amount outstanding during the year	1,834	2,863	1,495
Approximate weighted average interest rate during the year	5.0%	3.0%	2.4%
Approximate weighted average interest rate at 31 December	5.3%	4.4%	2.4%

Other short-term borrowings:
Outstanding at 31 December	49,208	37,513	29,250
Maximum amount outstanding at any month-end during the year	54,401	44,172	30,868
Approximate average amount outstanding during the year	46,650	37,147	27,859
Approximate weighted average interest rate during the year	5.3%	3.9%	2.1%
Approximate weighted average interest rate at 31 December	5.2%	4.1%	2.2%

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

Certificates of deposit and other time deposits - IFRS

The following table shows details of NatWest Group's certificates of deposit issued and other time deposits over £50,000 (or the equivalent of $100,000 for currencies other than sterling) at 31 December 2006, by time remaining until maturity:

		Over 3	Over 6
	Within	but within	but within	Over	2006
	3 months	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	1,454	625	262	111	2,452
Other time deposits	17,433	993	496	750	19,672

Overseas based companies and branches
Other time deposits	4,988	141	178	410	5,717
Total	23,875	1,759	936	1,271	27,841

Amounts in accordance with UK GAAP

Analysis of loans and advances to customers by geographical area and type of customer - UK GAAP

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m
UK
Central and local government	128	127	215
Manufacturing	2,742	2,896	3,751
Construction	2,811	2,356	2,088
Finance	1,278	742	1,091
Service industries and business activities	13,855	12,680	11,531
Agriculture, forestry and fishing	1,739	1,731	1,689
Property	8,581	6,964	5,486
Individuals - home mortgages	29,434	24,545	22,286
Individuals - other	14,051	12,760	11,690
Finance leases and instalment credit	356	1,961	11,456
Total domestic	74,975	66,762	71,283
Overseas residents	11,413	13,263	15,448
Total UK offices	86,388	80,025	86,731

Overseas
United States	24,676	12,034	16,868
Rest of the World	22,223	12,411	10,618
Total overseas offices	46,899	24,445	27,486

Loans and advances to customers - gross	133,287	104,470	114,217
Provisions for bad and doubtful debts	(1,934)	(1,898)	(2,095)
Loans and advances to customers - net	131,353	102,572	112,122

Fixed rate	40,761	25,573	37,143
Variable rate	92,526	78,897	77,074
Gross loans and advances to customers - by maturity	133,287	104,470	114,217

Provision for bad and doubtful debts - UK GAAP

The following table shows the elements of provisions for bad and doubtful debts under UK GAAP:

	UK GAAP	UK GAAP	UK GAAP
	2004	2003	2002
	£m	£m	£m
Provisions at beginning of year
Domestic	1,358	1,559	1,656
Foreign	547	543	475
	1,905	2,102	2,131

Currency translation and other adjustments
Domestic	-	-	5
Foreign	(27)	-	(15)
Acquisition/(disposal) of subsidiaries
Domestic	-	(156)	-
Foreign	35	4	-
Amounts written-off
Domestic	(425)	(467)	(418)
Foreign	(170)	(139)	(126)
Recoveries of amounts written-off in previous years
Domestic	41	8	13
Foreign	4	4	4
Transfers to immediate parent company
Domestic	(48)	-	-
Foreign	-	-	-
Charge to profit and loss account
Domestic	470	414	303
Foreign	155	135	205
Provisions at end of year
Domestic	1,396	1,358	1,559
Foreign	544	547	543
	1,940	1,905	2,102

Gross loans and advances to customers
Domestic	74,975	66,762	71,283
Foreign	58,312	37,708	42,934
	133,287	104,470	114,217

Closing customer provisions as a % of gross loans and advances to customers
Domestic	1.86%	2.03%	2.19%
Foreign	0.93%	1.45%	1.25%
	1.46%	1.82%	1.83%

Customer charge against profit as a % of gross loans and advances to customers
Domestic	0.63%	0.62%	0.43%
Foreign	0.27%	0.36%	0.48%
	0.47%	0.53%	0.44%

The following table presents additional information with respect to provisions for bad and doubtful debts.

	UK GAAP	UK GAAP	UK GAAP
	2004	2003	2002
	£m	£m	£m

Loans and advances to customers (gross)	133,287	104,470	114,217

Provisions at end of year:
Specific provisions - customers	1,651	1,528	1,727
Specific provisions - banks	6	7	7
General provision	283	370	368
	1,940	1,905	2,102
Customer provision at end of year as a % of loans and advances to customers at end of year:
Specific provisions	1.24%	1.46%	1.51%
General provision	0.21%	0.36%	0.32%
	1.45%	1.82%	1.83%

Average loans and advances to customers (gross)	116,917	106,967	110,874

As a % of average loans and advances to customers during the year:
Total customer provisions charged to profit and loss	0.53%	0.51%	0.46%

Amounts written-off (net of recoveries) - customers	0.47%	0.56%	0.47%

Analysis of closing customer provisions for bad and doubtful debts -UK GAAP

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	UK GAAP		UK GAAP		UK GAAP
	2004		2003		2002
		% of		% of		% of
		loans to		loans to		loans to
	Closing	total	Closing	total	Closing	total
	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%
Domestic
Central and local government	-	0.1	-	0.1	-	0.2
Manufacturing	80	2.1	84	2.8	112	3.3
Construction	50	2.1	46	2.2	52	1.8
Finance	16	1.0	14	0.7	43	1.0
Service industries and business activities	299	10.4	326	12.1	389	10.1
Agriculture, forestry and fishing	17	1.3	16	1.7	24	1.5
Property	27	6.4	29	6.7	32	4.8
Individuals
- home mortgages	9	22.1	13	23.5	15	19.5
- other	716	10.5	548	12.2	444	10.2
Finance leases and instalment credit	45	0.3	45	1.9	208	10.0
Total domestic	1,259	56.3	1,121	63.9	1,319	62.4
Foreign	392	43.7	407	36.1	408	37.6
Specific provisions	1,651	100.0	1,528	100.0	1,727	100.0
General provision	283		370		368
Total provisions	1,934		1,898		2,095

Write-offs - UK GAAP

The following table analyses amounts written-off by geographical area and type of domestic customer:

	UK GAAP	UK GAAP	UK GAAP
	2004	2003	2002
	£m	£m	£m
Domestic
Manufacturing	25	57	76
Construction	9	16	15
Finance	1	30	28
Service industries and business activities	79	150	123
Agriculture, forestry and fishing	3	3	3
Property	12	5	5
Individuals - home mortgages	-	-	1
Individuals - others	296	169	122
Finance leases and instalment credit	-	37	45
Total domestic	425	467	418
Foreign	170	139	126
Total write-offs*	595	606	544

*  Includes amounts relating to loans and advances to banks of £1 million in 2002.

Recoveries - UK GAAP

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer:

	UK GAAP	UK GAAP	UK GAAP
	2004	2003	2002
	£m	£m	£m
Domestic
Service industries and business activities	2	1	1
Property	-	-	1
Individuals - others	39	6	4
Finance leases and instalment credit	-	1	7
Total domestic	41	8	13
Foreign	4	4	4
Total recoveries	45	12	17

Risk elements in lending and potential problem loans - UK GAAP

	UK GAAP	UK GAAP	UK GAAP
	2004	2003	2002
	£m	£m	£m
Loans accounted for on a non-accrual basis (3):
Domestic	1,966	1,950	1,781
Foreign	565	537	531
Total	2,531	2,487	2,312
Accruing loans which are contractually past due
90 days or more as to principal or interest (4):
Domestic	342	276	195
Foreign	60	48	34
Total	402	324	229
Loans not included above which are classified as
'troubled debt restructurings' by the SEC:
Domestic	-	16	7
Foreign	-	-	1
Total	-	16	8

Total risk elements in lending	2,933	2,827	2,549

Potential problem loans (5)
Domestic	13	276	523
Foreign	83	50	70
Total	96	326	593

Closing provisions for bad and doubtful debts as a % of total risk elements in lending	66%	67%	82%

Closing provisions for bad and doubtful debts as a % of total risk elements in lending and potential problem loans	64%	60%	67%

Risk elements in lending as a % of gross loans and advances to customers excluding reverse repos	2.54%	2.96%	2.59%

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

	UK GAAP	UK GAAP	UK GAAP
	2004	2003	2002
	£m	£m	£m
G Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	130	134	171
Foreign	31	31	32
	161	165	203

IntInterest on non-accrual and restructured loans included in net interest income
Domestic	41	43	36
Foreign	-	-	5
	41	43	41

LIQUIDITY AND CAPITAL RESOURCES

In the management of capital resources, NatWest Group is governed by RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its weighted risk assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2006, NatWest Group's total RAR was 12.9% and the tier 1 RAR was 9.9%.

Upon the adoption of IFRS by listed banks in the UK on 1 January 2005, the FSA changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The data as at 31 December 2006 and 2005 set out below have been presented in compliance with these revised FSA requirements.

	2006 - IFRS	2005 - IFRS
	£m	£m
Capital base
Tier 1 capital	11,300	10,359
Tier 2 capital	5,335	6,043
Total	16,635	16,402
Less investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(1,932)	(1,911)
Total capital	14,703	14,491

Weighted risk assets
Banking book:
On-balance sheet	96,800	88,600
Off-balance sheet	10,700	9,300
Trading book	6,600	4,600
	114,100	102,500

Risk asset ratios
Tier 1	9.9%	10.1%
Total	12.9%	14.1%

The data set forth below are in accordance with the FSA regulations in force at the time and are based on UK GAAP.

2004 - UK GAAP
£m
Capital base
Tier 1 capital	8,814
Tier 2 capital	5,640
Total	14,454
Less investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(1,772)
Total capital	12,682

Weighted risk assets
Banking book:
On-balance sheet	90,400
Off-balance sheet	10,200
Trading book	9,200
109,800

Risk asset ratios
Tier 1	8.0%
Total	11.6%

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Company has omitted portions of this item on the basis of General Instruction I(2)(c) to Form 10-K.

BOARD PRACTICES

The Company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosure apply to companies, including the Company, with securities registered in the US. NatWest Group complies with all currently applicable sections of the Act.

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

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all non-executive and executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and financial and risk management of the Company. Meetings of the Board are structured to allow open discussion. The Board met eight times during 2006 and was supplied with comprehensive papers in advance of each Board meeting covering the Group’s principal business activities. Members of executive management attend and make regular presentations at meetings of the Board.

Board Committees

In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis.

Audit Committee

All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year. This core agenda is supplemented by additional meetings as required, three being added in 2006. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and finance and risk management executives. At least twice per annum the Audit Committee meets privately with the external auditors. The Audit Committee also visits business divisions and certain Group functions under a programme set at the beginning of each year.

The Audit Committee is responsible for:
•	assisting the Board in discharging its responsibilities and in making all relevant disclosures in relation to the financial affairs of the Group;
•	reviewing accounting and financial reporting and regulatory compliance;
•	reviewing the Group’s systems of internal control; and
•	monitoring the Group’s processes for internal audit, risk management and external audit.

The Audit Committee has adopted a policy on the engagement of the external auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm. The Audit Committee reviews the policy annually and prospectively approves the provision of audit services and certain non-audit services by the external auditors. The Audit Committee, in advance of the commencement of any such service, approves all other permitted non-audit services on a case by case basis. The relevant submissions by management outline the service required and confirm that the external auditor’s independence will not be compromised. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance.

Information on the audit and non-audit services carried out by the external auditors is detailed in Note 4 to the Group’s accounts.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The results of this evaluation are reported to the Board. The Audit Committee is responsible for making recommendations to the Board for it to put the Audit Committee’s recommendations to shareholders for their approval at the Annual General Meeting, in relation to the appointment, re-appointment and removal of the external auditors. The Board endorsed the Audit Committee’s recommendation to reappoint Deloitte & Touche as external auditors.

Remuneration Committee

The Remuneration Committee is responsible for assisting the Board in discharging its responsibilities and making all relevant disclosures in relation to the formulation and review of the Group’s executive remuneration policy. The Remuneration Committee makes recommendations to the Board on the remuneration arrangements for the executive directors and the Chairman. The members of the Remuneration Committee comprise independent non-executive directors together with the Chairman of the Board. No director is involved in decisions regarding his or her own remuneration.

Nominations Committee

The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman of the Board. The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. It considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit and against objective criteria including the time available and commitment which will be required of the potential director.

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

Further details of the RBS Group’s corporate responsibility policies will be contained in the 2006 Corporate Responsibility Report.

SHARE OWNERSHIP

The Bank is a wholly-owned direct subsidiary of The Royal Bank of Scotland plc which in turn is a wholly owned direct subsidiary of The Royal Bank of Scotland Group plc.

No director had an interest in NatWest Group’s preference shares or loan notes during the year.

EMPLOYEES

Details of employee numbers are shown on page 61 within Item 18 'Consolidated Financial Statements'.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Company has omitted this item on the basis of General Instruction I(2)(c) to Form 10-K.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included in Item 18 of this Annual Report.

Legal proceedings

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including NatWest Group, and other RBS Group Companies, following the collapse of Enron. The claims against NatWest Group could be significant but are largely unquantified. NatWest Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. NatWest Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on NatWest Group’s consolidated net assets or its operating results or cash flows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, NatWest Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

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

On 9 June 1993 and 8 April 1997, the Bank issued respectively the following American Depository Shares ("ADSs"), each in connection with a public offering in the United States:

10,000,000 Series B ("Series B ADSs") representing 10,000,000 non-cumulative dollar preference shares, Series B; and
12,000,000 Series C ("Series C ADSs") representing 12,000,000 non-cumulative dollar preference shares, Series C.

Each of the respective ADSs represents the right to receive one corresponding preference share, is evidenced by an American Depository Receipt ("ADR") and is listed on the New York Stock Exchange ("NYSE").

The ADRs evidencing the ADSs above were issued pursuant to a Deposit Agreement dated as of 25 September 1991, covering both the Series B ADSs and the Series C ADSs, among the Bank, Morgan Guaranty Trust Company of New York as the depository, and all holders from time to time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares, although the Series B dollar preference shares, all of which were redeemed in January 2007, were listed on the London Stock Exchange. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

On 4 November 1993, the Bank issued $500 million 7.875% Exchangeable Capital Securities, $25 each, Series A ("Capital Securities") in connection with a public offering in the United States. The Capital Securities were listed on the New York Stock Exchange and all of the Capital Securities were redeemed on 16 January 2006.

The following table shows the high and low sales prices for each of the ADSs for the period indicated, as reported on the NYSE composite tape:

		Series B ADSs(1)	Series C ADSs
		$	$
By month
May 2007	High	-	25.95
	Low	-	25.35
April 2007	High	-	25.45
	Low	-	25.25
March 2007	High	-	25.75
	Low	-	25.30
February 2007	High	-	25.84
	Low	-	25.59
January 2007	High	25.00	25.80
	Low	24.96	25.38
December 2006	High	26.40	25.80
	Low	24.91	25.20

By quarter
2007 : First quarter	High	25.00	25.84
	Low	24.96	25.30
2006 : Fourth quarter	High	26.40	26.13
	Low	24.91	25.20
2006 : Third quarter	High	25.98	26.05
	Low	25.32	25.35
2006 : Second quarter	High	25.58	25.68
	Low	25.08	25.20
2006 : First quarter	High	25.96	26.00
	Low	25.40	25.46
2005 : Fourth quarter	High	25.83	26.05
	Low	25.39	25.42
2005 : Third quarter	High	25.96	26.30
	Low	25.56	25.58
2005 : Second quarter	High	25.91	26.30
	Low	25.40	25.56
2005 : First quarter	High	25.94	26.23
	Low	25.35	25.80

By year
2006	High	26.40	26.13
	Low	24.91	25.20
2005	High	25.96	26.30
	Low	25.35	25.42
2004	High	26.00	26.61
	Low	24.94	25.40
2003	High	25.88	26.83
	Low	25.17	26.00
2002	High	25.90	26.63
	Low	25.00	25.45

Notes:
(1) Redeemed in January 2007.

MARKETS

The Series C non-cumulative dollar preference shares and ADSs are listed on the New York Stock Exchange. The Series B non-cumulative dollar preference shares were listed on the New York Stock Exchange and the London Stock Exchange until their redemption in January 2007.

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

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. In the year ended 31 December 2006, there have been no material contracts entered into outside the ordinary course of business.

EXCHANGE CONTROLS

The Bank has been advised that there are currently no UK laws, decrees or regulations which would prevent the import or export of capital, including the availability of cash or cash equivalents for use by the NatWest Group, or the remittance of dividends or other payments to non-UK resident holders of the Bank's non-cumulative dollar preference shares.

There are no restrictions under the Articles of Association of the Bank or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the Bank's non-cumulative dollar preference shares.

TAXATION

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of non-cumulative dollar preference shares or ADSs by a beneficial owner of non-cumulative dollar preference shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised under the laws of the United States or any State thereof, or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source and that holds such non-cumulative dollar preference shares or ADSs as capital assets (a "US Holder").

This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, generally, (ii) that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Bank.

The statements and practices set forth below regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the "Estate Tax Treaty")) are based on those laws and practices as in force and as applied in practice on the date of this Report, which are subject to change, possibly with retroactive effect. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US state, local and other laws, of the acquisition, ownership and disposition of non-cumulative dollar preference shares or ADSs by consulting their own tax advisers.

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

Taxation of capital gains

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on gains realized on the disposal of such holder's non-cumulative dollar preference share or ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a branch or agency and such non-cumulative dollar preference share or ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), permanent establishment, branch or agency, in which case such US Holder might, depending on the circumstances, be liable to UK tax on gains realized on the disposal of such holder’s non-cumulative dollar preference share or ADS.

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

Finance (No. 2) Act 2005

If a corporate US Holder is subject to UK corporation tax by reason of carrying on a trade in the UK through a permanent establishment and such US Holder’s non-cumulative dollar preference share or ADS is, or has been, used, held or acquired for the purpose of that permanent establishment, certain provisions introduced by the Finance (No. 2) Act 2005 may apply if the US Holder holds its non-cumulative dollar preference share or ADS for a 'tax avoidance purpose'. If these provisions apply, dividends on the non-cumulative dollar preference share or ADS, as well as certain fair value credits and debits arising in respect of such non-cumulative dollar preference share or ADS, may be brought within the charge to UK corporation tax on income and the UK tax position outlined in the proceeding paragraphs under the sub-heading “Taxation of Capital Gains” in relation to such US Holder will not apply.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures
As required by US regulations, the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934) have been evaluated. This evaluation has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that as at 31 December 2006, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls
There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

Statement of directors’ responsibilities

The directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts and, as permitted by the Companies Act 1985 have elected to prepare Bank accounts for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the Bank. In preparing those accounts, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

•	prepare the accounts on the going concern basis unless it is inappropriate to presume that the Bank will continue in business.

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
28 March 2007

Report of Independent Registered Public Accounting Firm to the Members of National Westminster Bank Plc

We have audited the accompanying balance sheets of National Westminster Bank Plc (the “Bank”) and its subsidiary undertakings (together “the Group”) as at 31 December 2006 and 2005, and the related consolidated income statements, the statements of recognised income and expense and the cash flow statements for each of the three years in the period ended 31 December 2006. These financial statements are the responsibility of the directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of National Westminster Bank Plc and subsidiaries as at 31 December 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2006 in conformity with International Financial Reporting Standards (“IFRS”).

IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 46 to the financial statements.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom

22 June 2007

Accounting policies

1. Presentation of accounts

The accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together “IFRS”) as adopted by the European Union (“EU”). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB. The date of transition to IFRS for the Group and the Bank and the date of their opening IFRS balance sheets was 1 January 2004.

The Bank is incorporated in the UK and registered in England. The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

The Bank accounts are presented in accordance with the Companies Act 1985.

Change of accounting policy
As permitted by IFRS 1, the Group and the Bank implemented IAS 32 ’Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ with effect from 1 January 2005. The Group adopted the second amendment to IAS 39 ‘The Fair Value Option’ issued by the IASB in June 2005 also from 1 January 2005. The effect of implementing IAS 32 and IAS 39 on the Group and Bank balance sheets and shareholders’ funds as at 1 January 2005 is set out in Note 45. In preparing the 2004 comparatives, UK GAAP principles then current have been applied to financial instruments. The main differences between UK GAAP and IFRS on financial instruments are summarised in Note 45 on the accounts.

The IASB’s amendment to IAS 39, ‘Cash Flow Hedge Accounting of Forecast Intragroup Transactions’, published in April 2005, amended IAS 39 to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment, effective for annual periods beginning on or after 1 January 2006, had no material effect on the financial statements of the Group or the Bank.

The IASB’s amendment to IAS 39, ‘Financial Guarantee Contracts’, published in August 2005, amended IAS 39 and IFRS 4. The amendment defines a financial guarantee contract and requires such contracts to be recorded initially at fair value and subsequently at higher of the provision determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ and the amount initially recognised less amortisation. The amendment, effective for annual periods beginning on or after 1 January 2006, had no material effect on the Group or the Bank.

In December 2005, the IASB issued an amendment to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendment, adopted by the EU in May 2006, had no material effect on the Group or the Bank.

2. Basis of consolidation

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

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

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

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

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

4. Pensions and other post-retirement benefits

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

5. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful economic lives and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overhead. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overhead. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

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

Accounting policies continued

On implementation of IFRS, the Group did not restate business combinations that occurred before 1 January 2004. Under previous GAAP, goodwill arising on acquisitions was capitalised and amortised over its estimated useful economic life. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was £273 million, its carrying value under previous GAAP.

6. Property, plant and equipment

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

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see accounting policy 17 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period
of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

Under previous GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group elected to use this valuation as at 31 December 2003 (£1,334 million) as deemed cost for its opening IFRS balance sheet (1 January 2004).

7. Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss.

A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Foreign currencies

The Group’s consolidated financial statements are presented in sterling which is the functional currency of the Bank.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity and included in profit or loss on its disposal.

9. Leases

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

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 6 above).

10. Taxation

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

11. Financial assets

On initial recognition financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

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

The Group has designated financial assets as at fair value through profit or loss principally where the assets are economically hedged by derivatives and fair value designation eliminates the measurement inconsistency that would arise if the assets were carried at amortised cost or classified as available-for-sale.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

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

12. Impairment of financial assets

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

Accounting policies continued

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

13. Financial liabilities

On initial recognition a financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

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

All other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3 above).

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

14. Derecognition

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

15. Capital instruments

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

16. Derivatives and hedging

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

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. There are three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

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

17. Investment property

Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

18. Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

19. Shares in Group entities

The Bank’s investments in its subsidiaries are stated at cost less any impairment.

Accounting policies continued

Critical accounting policies and key sources of accounting judgements
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s Framework for the Preparation and Presentation of Financial Statements. The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

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

At 31 December 2006, gross loans and advances to customers totalled £184,470 million (2005 – £161,971 million) and customer loan impairment provisions amounted to £2,059 million (2005 – £2,028 million).

There are two components to the Group’s loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer’s debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant udgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit in excess of 10% of the greater of scheme assets and scheme liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 3 on the accounts. The pension deficit recognised in the balance sheet at 31 December 2006 was £1,298 million (2005 – £1,235 million).

Fair value

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. In the balance sheet, financial assets carried at fair value are included within Treasury and other eligible bills, Loans and advances to banks, Loans and advances to customers, Debt securities and Equity shares as appropriate. Financial liabilities carried at fair value are included within the captions Deposits by banks, Customer accounts, Debt securities in issue and Subordinated liabilities. Derivative assets and Derivative liabilities are shown separately on the face of the balance sheets. Gains or losses arising from changes in fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised. The carrying value of a financial asset or a financial liability carried at cost or amortised cost that is the hedged item in a qualifying fair value hedge relationship is adjusted by the gain or loss attributable to the hedged risk.

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

The Group’s derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group’s pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future servicing costs.

A negligible proportion of the Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

Details of financial instruments carried at fair value are given in Note 33 on the accounts.

Accounting developments

International Financial Reporting Standards

The IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ in August 2005. The standard replaces IAS 30 ‘Disclosures in the Financial Statements of Banks and Similar Financial Institutions’ and the disclosure provisions in IAS 32. IFRS 7 requires disclosure of the significance of financial instruments for an entity’s financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007.

In August 2005, the IASB issued an amendment, ‘Capital Disclosures’ to IAS 1 ‘Presentation of Financial Statements’. It requires disclosures about an entity's capital and the way it is managed. This amendment is effective for annual periods beginning on or after 1 January 2007.

The Group is reviewing IFRS 7 and the amendments to IAS 1 to determine their effect on its financial reporting.

Accounting policies continued

The International Financial Reporting Interpretations Committee (‘IFRIC’) issued interpretation IFRIC 9 ‘Reassessment of Embedded Derivatives’ in March 2006. Entities are required to assess financial instruments for the existence of embedded derivatives; this interpretation prohibits subsequent reassessment unless there is a change of terms that significantly changes the terms of the financial instrument. The interpretation is effective for accounting periods starting on or after 1 June 2006 and is not expected to have a material effect on the Group or Bank.

The IFRIC issued interpretation IFRIC 10 ‘Interim Financial Reporting and Impairment’ in July 2006. Entities recognising an impairment of an intangible asset, goodwill or a financial asset in their interim financial statements are not allowed to reverse that impairment if the asset had recovered its value at the next reporting date. The interpretation is effective for accounting periods beginning on or after 1 November 2006 and is not expected to have a material effect on the Group or Bank.

The IFRIC issued interpretation IFRIC 11 ‘Group and Treasury Share Transactions’ in November 2006. Entities which buy their own shares, or whose shareholders buy shares in the reporting entity, in order to provide incentives to employees shall account for those incentives on an equity-settled basis. This principle applies also to the accounting by subsidiaries. The interpretation is effective for annual accounting periods beginning on or after 1 March 2007 and is not expected to have a material effect on the Group or Bank.

The IFRIC issued interpretation IFRIC 12 ‘Service Concession Arrangements’ in December 2006. Entities providing infrastructure and services to governments under concession arrangements shall account for each component of the arrangement separately. Infrastructure provided under these arrangements may be recognised as either a financial asset or an intangible asset. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group or Bank.

The IASB issued IFRS 8 ‘Operating Segments’ in December 2006. This will replace IAS 14 ‘Segment Reporting’ for accounting periods beginning on or after 1 January 2009. IFRS 8 is very similar to US Statement of Financial Accounting Standard No. 131 ‘Disclosures about Segments of an Enterprise and Related Information’ and requires entities to report segment information as reported to management and reconcile it to the financial statements. Disclosures required by SFAS 131 are included on pages 106 to 108.

Consolidated income statement for the year ended 31 December 2006

			2005		2004
		2006	Discontinued*	Continuing	Discontinued*	Continuing
	Note	£m	£m	£m	£m	£m
Interest receivable		9,825	203	8,289	251	6,929
Interest payable		(5,376)	9	(4,040)	14	(2,811)
Net interest income		4,449	212	4,249	265	4,118
Fees and commissions receivable		3,928	43	3,663	51	3,384
Fees and commissions payable		(960)	(34)	(926)	(38)	(845)
Income from trading activities	1	1,458	—	808	—	887
Other operating income		451	—	635	—	201
Non-interest income		4,877	9	4,180	13	3,627
Total income		9,326	221	8,429	278	7,745
Staff costs		1,754	—	1,477	—	1,326
Premises and equipment		266	—	114	—	197
Other administrative expenses		2,741	70	2,440	52	2,131
Depreciation and amortisation		257	—	382	1	461
Operating expenses	2	5,018	70	4,413	53	4,115
Profit before impairment losses		4,308	151	4,016	225	3,630
Impairment losses	15	852	4	752	(5)	630
Operating profit before tax		3,456	147	3,264	230	3,000
Tax	5	831	44	904	69	797
Operating profit after tax		2,625	103	2,360	161	2,203

Discontinued operations		—		103		161
Profit for the year		2,625		2,463		2,364

Profit attributable to:
Minority interests		39		17		12
Preference dividends - non equity	6	—		—		36
Ordinary shareholders		2,586		2,446		2,316
		2,625		2,463		2,364

*	the Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss.

Balance sheets at 31 December 2006

		Group		Bank
		2006	2005	2006	2005
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks		1,525	1,568	876	894
Treasury and other eligible bills subject to repurchase agreements	31	225	724	—	—
Other treasury and other eligible bills		50	46	—	—
Treasury and other eligible bills	9	275	770	—	—
Loans and advances to banks	10	61,563	55,995	25,006	20,829
Loans and advances to customers	11	182,411	159,943	109,496	97,569
Debt securities subject to repurchase agreements	31	29,346	26,607	—	—
Other debt securities		2,922	2,138	42	51
Debt securities	12	32,268	28,745	42	51
Equity shares	13	1,158	823	50	—
Investments in Group undertakings	14	—	—	6,758	6,633
Intangible assets	16	1,209	1,198	359	347
Property, plant and equipment	17	1,719	1,531	1,009	1,044
Settlement balances		3,574	3,931	—	—
Derivatives	18	2,746	2,976	1,400	1,203
Prepayments, accrued income and other assets	19	2,213	3,123	705	1,564
Total assets		290,661	260,603	145,701	130,134

Liabilities
Deposits by banks	20	46,258	46,001	6,438	5,310
Customer accounts	21	181,219	157,924	125,095	109,942
Debt securities in issue	22	14,335	10,801	29	38
Settlement balances and short positions	23	24,274	21,574	—	—
Derivatives	18	2,343	2,657	1,145	1,129
Accruals, deferred income and other liabilities	24	4,108	3,579	1,231	1,464
Retirement benefit liabilities	3	1,298	1,235	1,110	1,041
Subordinated liabilities	26	5,641	6,648	4,583	5,501
Total liabilities		279,476	250,419	139,631	124,425

Equity
Minority interests	27	1,012	744	—	—
Shareholders’ equity
Called up share capital	28	1,678	1,678	1,678	1,678
Reserves	29	8,495	7,762	4,392	4,031
Total equity		11,185	10,184	6,070	5,709

Total liabilities and equity		290,661	260,603	145,701	130,134

The accounts were approved by the Board of directors on 28 March 2007 and signed on its behalf by:

Sir Tom McKillop	Sir Fred Goodwin	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2006

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
Available-for-sale investments
Net valuation gains taken direct to equity	81	38		44	33
Net profit taken to income on sales	(55)	(324)		—	(320)

Cash flow hedges
Net (losses)/gains taken direct to equity	(2)	—		13	(39)
Net gains taken to earnings	(39)	(28)		(28)	(13)

Exchange differences on translation of foreign operations	(491)	180	8	6	(5)	—
(Expense)/income before tax on items recognised direct in equity	(506)	(134)	8	35	(344)	—
Tax on items recognised direct in equity	(43)	106	—	(50)	110	—
Net expense recognised direct in equity	(549)	(28)	8	(15)	(234)	—
Profit for the year	2,625	2,463	2,364	1,688	1,774	1,901
Total recognised income and expense for the year	2,076	2,435	2,372	1,673	1,540	1,901

Attributable to:
Equity shareholders	2,045	2,420	2,360	1,673	1,540	1,901
Minority interests	31	15	12	—	—	—
	2,076	2,435	2,372	1,673	1,540	1,901

Effect of changes in accounting policies on implementation of IFRS
Equity shareholders	—	(1,768)	(1,029)	—	(4,619)	(3,567)
Minority interests	—	(6)	—	—	—	—
	—	(1,774)	(1,029)	—	(4,619)	(3,567)

Cash flow statements for the year ended 31 December 2006

		Group			Bank
		2006	2005 *	2004 *	2006	2005 *	2004 *
	Note	£m	£m	£m	£m	£m	£m
Operating activities
Operating profit before tax		3,456	3,411	3,230	1,963	2,315	2,382

Adjustments for:
Depreciation and amortisation		257	382	462	202	326	402
Interest on subordinated liabilities		310	304	202	271	283	193
Charge for defined benefit pension schemes		229	149	133	168	97	96
Cash contribution to defined benefit pension schemes		(135)	(1,007)	(53)	(70)	(976)	(30)
Elimination of foreign exchange differences		1,503	(2,178)	1,178	143	189	3
Other non-cash items		(289)	(1,007)	(428)	28	(1,070)	63
Net cash inflow from trading activities		5,331	54	4,724	2,705	1,164	3,109
Changes in operating assets and liabilities		2,706	24,173	(4,688)	1,559	6,010	137
Net cash flows from operating activities before tax		8,037	24,227	36	4,264	7,174	3,246
Income taxes paid		(1,157)	(1,170)	(1,051)	(588)	(662)	(546)
Net cash flows from operating activities	35	6,880	23,057	(1,015)	3,676	6,512	2,700

Investing activities
Sale and maturity of securities		1,489	1,600	771	85	951	152
Purchase of securities		(874)	(1,322)	(1,338)	(60)	(80)	(306)
Sale of property, plant and equipment		268	333	106	265	302	21
Purchase of property, plant and equipment		(382)	(281)	(226)	(85)	(119)	(153)
Net investment in business interests and intangible assets	36	(92)	(168)	(871)	(524)	(167)	(407)
Net cash flows from investing activities		409	162	(1,558)	(319)	887	(693)

Financing activities
Issue of subordinated liabilities		91	291	559	—	—	—
Proceeds of minority interests issued		271	463	405	—	—	—
Redemption of minority interests		—	(121)	(2)	—	—	—
Capital contribution		188	—	—	188	—	—
Repayment of subordinated liabilities		(719)	(210)	(455)	(590)	(210)	(455)
Dividends paid		(1,534)	(365)	(2,346)	(1,500)	(350)	(2,336)
Interest on subordinated liabilities		(313)	(319)	(196)	(276)	(297)	(174)
Net cash flows from financing activities		(2,016)	(261)	(2,035)	(2,178)	(857)	(2,965)
Effects of exchange rate changes on cash and cash equivalents		(2,237)	2,621	(1,365)	(240)	135	(76)

Net increase in cash and cash equivalents		3,036	25,579	(5,973)	939	6,677	(1,034)
Cash and cash equivalents 1 January		48,424	22,845	28,818	18,588	11,911	12,945
Cash and cash equivalents 31 December		51,460	48,424	22,845	19,527	18,588	11,911

*restated (see Note 47).

Notes on the accounts

1 Income from trading activities	Group
	2006	2005	2004
	£m	£m	£m
Foreign exchange (1)	595	(33)	82
Interest rates (2)	352	367	222
Credit (3)	589	562	575
Equities and commodities (4)	(78)	(88)	8
	1,458	808	887

The analysis of trading income is based on how the business is organised and the underlying risks managed; 2005 and 2004 have been restated to reflect this. The total income from trading activities is unchanged.

Notes:
Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs.
The types of instruments include:

(1)	Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
(2)	Interest rates: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
(3)	Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
(4)	Equities and commodities: equity derivatives, commodity contracts and related hedges and funding.

2 Operating expenses	Group
	2006	2005	2004
	£m	£m	£m
Wages, salaries and other staff costs	1,438	1,246	1,116
Social security costs	78	70	68
Pension costs
– defined benefit schemes	229	149	133
– defined contribution schemes	9	12	9
Staff costs	1,754	1,477	1,326
Premises and equipment	266	114	197
Other administrative expenses	2,741	2,510	2,183

Property, plant and equipment (see Note 17)	98	105	85
Intangible assets (see Note 16)	159	277	377
Depreciation and amortisation	257	382	462
	5,018	4,483	4,168

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the various acquisitions made by the Group:

	Group
	2006	2005	2004
	£m	£m	£m
Staff costs	48	17	15
Premises and equipment	3	1	1
Other administrative expenses	11	14	10
Depreciation and amortisation	5	131	271
	67	163	297

Notes on the accounts continued

2 Operating expenses (continued)

The average number of persons employed by the Group during the year, excluding temporary staff, was 31,000 (2005 – 30,000; 2004 – 28,900). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group
	2006	2005	2004
Global Banking & Markets	1,300	1,100	800
Retail	20,500	21,000	20,500
Wealth Management	3,100	2,800	2,800
Ulster Bank	4,800	4,500	4.200
Manufacturing	1,300	1,200	1,000
Total	31,000	30,600	29,300

UK	24,100	24,300	23,700
USA	1,300	1,100	800
Europe	5,200	4,900	4,500
Rest of the World	400	300	300
Total	31,000	30,600	29,300

	Bank
	2006	2005	2004
	£m	£m	£m
Wages, salaries and other staff costs	429	380	333
Social security costs	29	27	28
Pension costs (see Note 3)
– defined benefit schemes	168	97	96
– defined contribution schemes	—	4	—
Staff costs	626	508	457

The average number of persons employed by the Bank during the year, excluding temporary staff, was 20,700 (2005 – 20,600; 2004 – 19,900). The number of persons employed by the Bank at 31 December, excluding temporary staff, was as follows:

	Bank
	2006	2005	2004
Retail	19,700	20,200	19,800
Wealth Management	600	600	600
Total	20,300	20,800	20,400

UK	20,300	20,800	20,400

The Group recognises the trade unions Amicus in the UK, and the Irish Bank Officials Association and the Services, Industrial, Professional and Technical Union in Ireland. These formal relationships are complemented by works council arrangements in many of the Group’s mainland Europe-based operations.

3 Pension costs

The Group operates a number of pension schemes which are predominantly defined benefit schemes whose assets are independent of the Group’s finances. The Bank is legally the sponsoring employer of The Royal Bank of Scotland Group Pension Scheme (‘Main scheme’). This scheme operates on the basis that other members of the Group are required to remit contributions to the scheme based on a level of contributions agreed annually with the scheme’s actuaries. Since October 2006, the Main scheme has been closed to new entrants.

In addition to the Main scheme, the Group operates a number of other UK and overseas pension schemes. It also provides other post-retirement benefits, principally through subscriptions to private healthcare schemes in the UK and the Republic of Ireland and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of the eligible employees. The amounts are not material.

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

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Group			Bank
Principal actuarial assumptions at 31 December (weighted average)	2006	2005	2004	2006	2005	2004
Discount rate	5.3%	4.8%	5.4%	5.3%	4.8%	5.4%
Expected return on plan assets	6.9%	6.5%	6.7%	6.9%	6.5%	6.7%
Rate of increase in salaries	4.1%	3.9%	3.9%	4.2%	3.9%	3.9%
Rate of increase in pensions in payment	2.9%	2.7%	2.7%	2.9%	2.7%	2.7%
Inflation assumption	2.9%	2.7%	2.7%	2.9%	2.7%	2.7%

	Group			Bank
Major classes of plan assets as a percentage of total plan assets	2006	2005	2004	2006	2005	2004
Equities	60.5%	61.4%	57.0%	60.5%	61.3%	56.7%
Index-linked bonds	16.7%	17.5%	15.9%	17.3%	18.1%	16.5%
Government fixed interest bonds	3.0%	2.3%	2.6%	2.5%	1.8%	2.1%
Corporate and other bonds	13.8%	14.4%	12.4%	14.0%	14.6%	12.5%
Property	4.6%	3.8%	3.3%	4.3%	3.6%	3.1%
Cash and other assets	1.4%	0.6%	8.8%	1.4%	0.6%	9.1%

Ordinary shares of the holding company with a fair value of £87 million (2005 – £76 million) are held by the Group’s pension schemes together with holdings of other financial instruments issued by the Group with a value of £258 million (2005 – £299 million).

The expected return on plan assets at 31 December 2006 is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	Group			Bank
	2006	2005	2004	2006	2005	2004
Equities	8.1%	7.7%	8.1%	8.1%	7.7%	8.1%
Index-linked bonds	4.5%	4.1%	4.5%	4.5%	4.1%	4.5%
Government fixed interest bonds	4.5%	4.0%	4.5%	4.5%	4.1%	4.5%
Corporate and other bonds	5.3%	4.8%	5.4%	5.3%	4.8%	5.4%
Property	6.3%	5.9%	6.3%	6.3%	5.9%	6.3%
Cash and other assets	4.6%	4.1%	4.6%	4.6%	4.2%	4.6%

Post-retirement mortality assumptions (Main scheme)	2006	2005	2004
Longevity at age 60 for current pensioners (years)
Males	26.0	25.4	25.4
Females	28.9	28.2	28.2

Longevity at age 60 for future pensioners (years)
Males	26.8	26.2	26.2
Females	29.7	29.0	29.0

Notes on the accounts continued

3 Pension costs (continued)	Group			Bank
		Present			Present
		value of			value of
	Fair value	defined	Net	Fair value	defined	Net
	of plan	benefit	pension	of plan	benefit	pension
	assets	obligations	liability	assets	obligations	liability
Changes in value of net pension liability	£m	£m	£m	£m	£m	£m
At 1 January 2005	14,236	17,894	3,658	13,569	16,922	3,353
Currency translation and other adjustments	(9)	(14)	(5)	—	—	—
Income statement:
Expected return	972		(972)	930		(930)
Interest cost		912	912		865	865
Current service cost		484	484		448	448
Less: direct contributions from other scheme members		(280)	(280)		(289)	(289)
Past service cost		3	3		3	3
Amortisation of net unrecognised actuarial losses		2	2		—	—
	972	1,121	149	930	1,027	97
Actuarial gains and losses	1,639	2,321	682	1,556	2,273	717
Acquisitions of subsidiaries	—	2	2	—	—	—
Contributions by employer	1,007	—	(1,007)	976	—	(976)
Contributions by other scheme members	145	145	—	154	154	—
Advances of contributions by other scheme members	(750)	(750)	—	(750)	(750)	—
Contributions by plan participants	3	3	—	—	—	—
Benefits paid	(528)	(528)	—	(504)	(504)	—
Expenses included in service cost	(18)	(18)	—	(17)	(17)	—
Amortisation of net unrecognised actuarial losses		(2)	(2)		—	—
At 31 December 2005	16,697	20,174	3,477	15,914	19,105	3,191

Unrecognised actuarial losses			2,242			2,150
Retirement benefit liabilities at 31 December 2005			1,235			1,041

Unfunded schemes liabilities included in post-retirement benefit liabilities			21			11

At 1 January 2006	16,697	20,174	3,477	15,914	19,105	3,191
Currency translation and other adjustments	(10)	(40)	(30)	—	(28)	(28)
Income statement:
Expected return	1,023		(1,023)	1,022		(1,022)
Interest cost		938	938		919	919
Current service cost		597	597		571	571
Less: direct contributions from other scheme members		(328)	(328)		(340)	(340)
Past service cost		24	24		20	20
Amortisation of net unrecognised actuarial losses		21	21		20	20
	1,023	1,252	229	1,022	1,190	168
Actuarial gains and losses	570	(1,156)	(1,726)	552	(1,077)	(1,629)
Disposal of subsidiaries	—	(1)	(1)	—		—
Contributions by employer	135	—	(135)	70	—	(70)
Contributions by other scheme members	342	342	—	359	359	—
Benefits paid	(517)	(517)	—	(517)	(517)	—
Expenses included in service cost	(27)	(27)	—	(26)	(26)	—
Amortisation of net unrecognised actuarial losses		(21)	(21)		(20)	(20)
At 31 December 2006	18,213	20,006	1,793	17,374	18,986	1,612

Unrecognised actuarial losses			495			502
Retirement benefit liabilities at 31 December 2006			1,298			1,110

Unfunded schemes liabilities included in post-retirement benefit liabilities			26			15

The Group expects to contribute £442 million (Bank – £409 million) to its defined benefit pension schemes in 2007.

	Group				Bank
	2006	2005	2004	2003	2006	2005	2004	2003
History of defined benefits schemes	£m	£m	£m	£m	£m	£m	£m	£m
Present value of defined benefit obligations	20,006	20,174	17,894	14,354	18,986	19,105	16,922	13,651
Fair value of plan assets	18,213	16,697	14,236	12,358	17,374	15,914	13,569	11,797
Net deficit	1,793	3,477	3,658	1,996	1,612	3,191	3,353	1,854

Experience losses on plan liabilities	(7)	(55)	(611)		(4)	(41)	(624)
Experience gains on plan assets	570	1,639	403		552	1,556	392
Actual return on pension schemes assets	1,593	2,611	1,283		1,574	2,486	1,230
4 Auditors’ remuneration

Amounts paid to the auditors for statutory audit and other services were as follows:	Group
	2006	2005	2004
	£m	£m	£m
Audit services
– Statutory audit	2.2	2.0	1.8
– Audit related regulatory reporting	0.1	1.2	0.3
	2.3	3.2	2.1
All other services	0.1	1.5	0.9
Total	2.4	4.7	3.0

Notes on the accounts continued

5 Tax	Group
	2006	2005	2004
	£m	£m	£m
Current taxation:
Charge for the year	1,095	1,142	1,063
Over provision in respect of prior periods	(251)	(68)	(70)
Relief for overseas taxation	—	(24)	(33)
	844	1,050	960
Deferred taxation:
Credit for the year	(42)	(81)	(51)
Under/(over) provision in respect of prior periods	29	(21)	(43)
Tax charge for the year	831	948	866

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2006	2005	2004
	£m	£m	£m
Expected tax charge	1,037	1,023	969
Interest on subordinated debt not allowable for tax	12	11	-
Non-deductible items	158	59	54
Non-taxable items	(35)	(71)	(27)
Taxable foreign exchange movements	(106)	35	(1)
Foreign profits taxed at other rates	(23)	(21)	(12)
Unutilised losses brought forward and carried forward	10	1	(4)
Adjustments in respect of prior periods	(222)	(89)	(113)
Actual tax charge for the year	831	948	866

6 Profit attributable to preference shareholders	Group
	Finance cost	Finance cost	Finance
	included	included	cost of
	in interest	in interest	non-equity
	payable	payable	shares
	2006	2005	2004
	£m	£m	£m
9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series B	11	11	11
Non-cumulative dollar preference shares, Series C	12	12	12
Total	36	36	36

Note:
(1) Following the implementation of IAS 32 on 1 January 2005, the Group’s preference shares are now included in subordinated liabilities and the related finance cost in interest payable.

7 Ordinary dividends	Group
	2006	2005	2004
	£m	£m	£m
Dividends paid on ordinary equity shares	1,500	350	2,300

8 Profit dealt with in the accounts of the Bank

As permitted by section 230(3) of the Companies Act 1985, no income statement for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders, £1,688 million (2005 - £1,774 million; 2004 - £1,865 million) has been dealt with in the accounts of the Bank.

9 Treasury and other eligible bills

	Group
	2006	2005
	£m	£m
Treasury bills and similar securities	185	634
Other eligible bills	90	136
	275	770

Held-for-trading	225	724
Available-for-sale	50	46
	275	770

10 Loans and advances to banks

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Held-for-trading	11,884	17,411	147	110
Designated as at fair value through profit or loss	654	825	—	—
Loans and receivables	49,025	37,759	24,859	20,719
	61,563	55,995	25,006	20,829
Amounts above include:
Reverse repurchase agreements	10,793	13,135	—	—
Items in the course of collection from other banks	2,306	2,071	2,108	1,929
Due from holding company	44,834	35,714	21,684	16,617
Due from fellow subsidiaries	24	10	24	7
Due from subsidiaries	—	—	641	1,027

Notes on the accounts continued

11 Loans and advances to customers
	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Held-for-trading	21,935	15,897	1,056	30
Designated as at fair value through profit or loss	516	—	—	—
Loans and receivables	159,516	143,235	108,440	97,539
Finance leases	444	811	—	—
	182,411	159,943	109,496	97,569
Amounts above include:
Reverse repurchase agreements	19,459	15,036	—	—
Due from ultimate holding company	737	842	737	842
Due from fellow subsidiaries	35,358	31,838	34,119	29,327
Due from subsidiaries	—	—	4,143	1,878

Securitisations
The Group engages in securitisation transactions of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. In such transactions, the assets, or interests in the assets, are transferred generally to a special purpose entity (“SPE”) which then issues liabilities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policy on page 51). The Group has securitisations in each of these categories.

Continued recognition
The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities.

	Group
	2006		2005
Asset type	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Residential mortgages (1)	5,550	5,547	2,388	2,366
Credit card receivables (2, 3)	1,384	1,286	1,232	1,232

Notes:
(1)
Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm’s length fixed/floating interest rate swaps and cross-currency swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group.

(2)
Credit card receivables in the UK have been securitised. Notes have been issued by a special purpose vehicle. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge-offs).

(3)	Bank and Group.

Continuing involvement
In certain US securitisations of residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, as defined by IFRS, of the assets and continues to recognise the assets to the extent of its continuing involvement which takes the form of retaining certain subordinated bonds issued by the securitisation vehicles. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages. At 31 December 2006, securitised assets were £37.3 billion (2005 - £39.8 billion); retained interests £930 million (2005 - £863 million); subordination assets £694 million (2005 - £609 million) and related liabilities £694 million (2005 - £609 million).

Derecognition
Other securitisations of the Group’s financial assets in the US qualify for derecognition as substantially all the risks and rewards of the assets have been transferred. The Group continues to recognise any retained interests in the securitisation vehicles.

Disclosures are given below about those securitisations of financial assets undertaken by the Group that resulted in derecognition or recognition to the extent of continuing involvement. The Group has classified these securitisations into three broad categories: US Agency, consumer, and commercial securitisations. During 2006, the Group received proceeds of approximately £45.6 billion (2005 – £46.3 billion; 2004 –£30.1 billion) from securitisation trusts in connection with new securitisations of Group assets and £10.7 billion (2005 –£9.6 billion; 2004 – £1.3 billion) in connection with securitisation of third-party assets.

The Group recognised net pre-tax gains of approximately £192 million (2005 – £182 million; 2004 – £111 million) relating to these securitisations. Net pre-tax gains are based on the difference between the sales prices and previous carrying values of assets prior to date of sale, are net of transaction costs, and exclude any results attributable to hedging activities, interest income, funding costs, and changes in asset values prior to, and in retained interest values subsequent to, the securitisation date.

At 31 December 2006, the fair value of the Group’s retained interests, which are classified as held-for-trading, was approximately £2.1 billion (2005 – £2.1 billion). These retained interests comprise approximately £1,148 million (2005 – £1,179 million) in US Agency based retained interests, £818 million (2005 – £764 million) in consumer based retained interests and £113 million (2005 – £128 million) in commercial based retained interests. These retained interests primarily relate to mortgage loans and securities and arose from securitisations that have taken place in current and prior years. Cash flows received in 2006 from retained interests held at 31 December 2006 in connection with securitisations that took place in current and prior years amounted to £544 million (2005 – £481 million; 2004 – £383 million).

Key economic assumptions used in measuring the value of retained interests at the date of securitisation resulting from securitisations completed during the year were as follows:

Assumptions	US Agency retained interests		Consumer retained interests		Commercial retained interests

Prepayment speed	100 – 500 PSA		0 – 40% CPR	(1)	0 – 50 CPY	(2)
Weighted average life	2 – 18 years		0 – 13 years		1 – 10 years
Cash flow discount rate	0 – 20%		6 – 55%		5 – 9%
Credit losses	N/A	(3)	0 – 2% CDR	(4)	0 – 2% CDR	(4)

Key economic assumptions and the sensitivity of the current fair value of retained interests at 31 December 2006 to immediate adverse changes, as indicated below, in those assumptions are as follows:

Assumptions/impact on fair value	US Agency retained interests		Consumer retained interests		Commercial retained interests

Fair value of retained interests at 31 December 2006 (£m)	1,148		818		113
Prepayment speed (5)	10 – 32% CPR	(1)	0 – 40% CPR	(1)	0 – 100% CPY	(2)
Impact on fair value of10% adverse change (£m)	2.1		15.3		0.1
Impact on fair value of20% adverse change (£m)	3.7		29.3		0.1
Weighted average life	1 – 18 years		0 – 13 years		1 – 18 years
Cash flow discount rate	0 – 20%		6 – 73%		5 – 9%
Impact on fair value of10% adverse change (£m)	23.8		23.7		3.3
Impact on fair value of20% adverse change (£m)	46.5		46.0		6.4
Credit losses	N/A	(3)	0 – 3% CDR	(4)	0 – 2% CDR	(4)
Impact on fair value of10% adverse change (£m)	N/A		36.2		0.1
Impact on fair value of20% adverse change (£m)	N/A		50.8		0.1

Notes:
(1)	Constant prepayment rate (“CPR”) – the CPR range represents the low and high points of a dynamic CPR curve.
(2)	CPR with yield maintenance provision and thus prepayment risk is limited.
(3)	US Agency retained interests are securities whose principal and interest have been guaranteed by various United States government sponsored enterprises (‘GSEs’). These GSEs include the Federal National Mortgage Association (‘Fannie Mae’), the Federal Home Loan Mortgage Corporation (‘Freddie Mac’), and the Government National Mortgage Association (‘Ginnie Mae’). Fannie Mae and Freddie Mac are federally regulated but are privately owned. These GSEs guarantee that the holders of their mortgage-backed securities will receive payments of interest and principal. Securities guaranteed by either of these two GSEs, although not formally rated, are regarded as having a credit rating equivalent to AAA. Ginnie Mae guarantees the timely payment of principal and interest on all of its mortgage-backed securities, and its guarantee is backed by the full faith and credit of the United States Government.
(4)	Constant default rate.
(5)	Prepayment speed has been stressed on an overall portfolio basis for US Agency retained interests due to the overall homogeneous nature of the collateral. Consumer and commercial retained interests have been stressed on a security level basis.

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

12 Debt securities	Group
		US
		government		US
		state		government	Bank and	Mortgage-
	UK	and federal	Other	sponsored	building	backed
	government	agency	government	entity	society	securities(1)	Corporate	Other	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	10,240	87	10,064	—	6,521	1,618	1	28,531
Designated as at fair value
through profit or loss	1,285	—	85	—	26	—	248	5	1,649
Available-for-sale	—	—	925	—	692	104	101	266	2,088
At 31 December 2006	1,285	10,240	1,097	10,064	718	6,625	1,967	272	32,268
Available-for-sale
Gross unrealised gains	—	—	4	—	—	—	—	—	4
Gross unrealised losses	—	—	(20)	—	(6)	—	(1)	—	(27)

2005
Held-for-trading	—	7,019	—	8,109	—	8,541	1,752	53	25,474
Designated as at fair value
through profit or loss	4	—	—	—	5	—	394	—	403
Available-for-sale	—	—	869	—	1,105	108	5	781	2,868
At 31 December 2005	4	7,019	869	8,109	1,110	8,649	2,151	834	28,745
Available-for-sale
Gross unrealised gains	—	—	2	—	2	—	—	—	4
Gross unrealised losses	—	—	(8)	—	(3)	—	—	—	(11)

Note:
(1) Excludes securities issued by US federal agencies and government sponsored entities.

Gross gains of £2 million (2005 - £2 million; 2004 - £3 million) were realised by the Group on the sale of available-for-sale securities.

At 31 December 2006, gross unrealised losses of £27 million, primarily government, bank and building society securities, represented 55 securities with a fair value of £204 million which were in an unrealised loss position totalling £5 million for less than 12 months and 50 securities with a fair value of £902 million which were in an unrealised loss position totalling £22 million  for more than 12 months.

	Bank
	2006		2005
	Other		Other
	issuers	Total	issuers	Total
	£m	£m	£m	£m
Held-for-trading	1	1	3	3
Available-for-sale	41	41	48	48
At 31 December	42	42	51	51

13 Equity shares	Group
		2006			2005
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	42	—	42	25	1	26
Designated as at fair value through profit or loss	36	—	36	39	—	39
Available-for-sale	22	1,058	1,080	17	741	758
	100	1,058	1,158	81	742	823
Available-for-sale
Gross unrealised gains	15	44	59	1	11	12
Gross unrealised losses	—	(5)	(5)	—	—	—
	15	39	54	1	11	12

Gross gains of £84 million (2005 - £326 million; 2004 - £10 million) and gross losses of nil (2005 - £1 million; 2004 - nil) were realised by the Group on the sale of available-for-sale equity shares.

Dividend income earned from available-for-sale equity shares was £36 million (2005 - £48 million; 2004 - £50 million).

At 31 December 2006, gross unrealised losses of £5 million represented 18 equity issues with a fair value of £24 million.

No securities were in an unrealised loss position for more than 12 months.

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £910 million (2005 - £634 million). Disposals in the year generated gains of £31 million (2005 - £3 million).

Notes on the accounts continued

13 Equity shares (continued)	Bank
		2006			2005
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Available-for-sale	10	40	50	—	—	—
Available-for-sale
Gross unrealised gains	8	36	44	—	—	—

Disposals in the year of unquoted equity instruments classified as available-for-sale financial assets generated gains of £24 million (2005 - nil).

14 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2006	2005
	£m	£m
At 1 January	6,633	6,253
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	31
Currency translation and other adjustments	(177)	140
Additions	622	—
Additional investments in group undertakings	719	218
Repayment of investments	(1,022)	(2)
Disposals	—	(7)
Increase in provisions	(17)	—
At 31 December	6,758	6,633

Banks	896	543
Other	5,862	6,090

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

Country of incorporation
	Nature of	and principal area
	business	of operations
Coutts & Co (1)	Private banking	Great Britain
Greenwich Capital Markets, Inc. (2)	Broker dealer	US
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:
(1)	Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(2)	Shares are not directly held by the Bank.
(3)	Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.

15 Impaired and past-due financial assets	Group
	2006			2005
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and receivables and finance leases	2,984	1,865	1,119	2,798	1,829	969
Available-for-sale	11	2	9	10	4	6
	2,995	1,867	1,128	2,808	1,833	975

	Group
	2006	2005	2004
	£m	£m	£m
Impairment losses charged to the income statement
Loans and receivables and finance leases (see table below)	852	753
Available-for-sale	—	3
Loans and advances (see table below)			625
Total	852	756	625

The following table shows the movement in impairment allowances for loans and receivables and finance leases (2004 - loans and advances).

	Group
	Individually	Collectively		Total
	assessed	assessed	Latent	2006	2005	2004
	£m	£m	£m	£m	£m	£m
At 1 January	257	1,571	203	2,031	1,940	1,905
Implementation of IAS 39 on 1 January 2005	—	—	—	—	185
Currency translation and other adjustments	10	(1)	(34)	(25)	(2)	(27)
(Disposals)/acquisitions of subsidiaries	—	—	—	—	(7)	35
Amounts written-off (1)	(54)	(747)	—	(801)	(818)	(595)
Recoveries of amounts previously written-off	8	63	—	71	56	45
Transfer to immediate parent company						(48)
Charged to the income statement	59	766	27	852	753	625
Unwind of discount	(11)	(56)	—	(67)	(76)
At 31 December (2)	269	1,596	196	2,061	2,031	1,940
Notes:
(1)	Amounts written-off include £2 million in 2005 relating to loans and advances to banks.
(2)	Impairment losses at 31 December 2006 include £2 million relating to loans and advances to banks (2005 - £3 million; 2004 - £6 million).

	Bank
	2006			2005
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and receivables and finance leases	2,462	1,599	863	2,311	1,537	774

	Bank
	2006	2005	2004
	£m	£m	£m
Impairment losses charged to the income statement
Loans and receivables and finance leases (see table below)	754	651
Loans and advances (see table below)			531
Total	754	651	531

The following table shows the movement in impairment allowances for loans and receivables and finance leases (2004 - loans and advances).

	Bank
	Individually	Collectively		Total
	assessed	assessed	Latent	2006	2005	2004
	£m	£m	£m	£m	£m	£m
At 1 January	168	1,369	136	1,673	1,633	1,618
Implementation of IAS 39 on 1 January 2005	—	—	—	—	177
Currency translation and other adjustments	12	(1)	(32)	(21)	5	(27)
Disposals of subsidiaries	—	—	—	—	(17)	–
Amounts written-off	(47)	(655)	—	(702)	(758)	(528)
Recoveries of amounts previously written-off	8	50	—	58	43	39
Charged to the income statement	44	706	4	754	651	531
Unwind of discount	(7)	(48)	—	(55)	(61)
At 31 December	178	1,421	108	1,707	1,673	1,633

Notes on the accounts continued

16 Intangible assets

			Group
		Core	Other	Internally
		deposit	purchased	generated
	Goodwill	intangibles	intangibles	software	Total
2006	£m	£m	£m	£m	£m
Cost:
At 1 January 2006	760	25	29	1,682	2,496
Currency translation and other adjustments	(38)	—	—	(1)	(39)
Additions	—	—	1	229	230
Disposal of subsidiaries	(3)	—	—	—	(3)
Disposals and write-off of fully amortised assets	—	—	—	(17)	(17)
At 31 December 2006	719	25	30	1,893	2,667
Accumulated amortisation and impairment:
At 1 January 2006	—	7	5	1,286	1,298
Currency translation and other adjustments	—	—	1	—	1
Charge for the year	—	3	3	153	159
At 31 December 2006	—	10	9	1,439	1,458
Net book value at 31 December 2006	719	15	21	454	1,209
2005
Cost:
At 1 January 2005	739	24	30	1,472	2,265
Currency translation and other adjustments	(7)	1	(1)	—	(7)
Acquisition of subsidiaries	40	—	—	—	40
Additions	—	—	—	227	227
Disposals and write-off of fully amortised assets	(12)	—	—	(17)	(29)
At 31 December 2005	760	25	29	1,682	2,496
Accumulated amortisation and impairment:
At 1 January 2005	—	3	3	1,015	1,021
Currency translation and other adjustments	—	1	(1)	—	—
Charge for the year	—	3	3	271	277
At 31 December 2005	—	7	5	1,286	1,298
Net book value at 31 December 2005	760	18	24	396	1,198

					Bank
					2006
Internally generated software					£m
Cost:
At 1 January 2006					1,622
Additions					159
At 31 December 2006					1,781
Accumulated amortisation and impairment:
At 1 January 2006					1,275
Charge for the year					147
At 31 December 2006					1,422
Net book value at 31 December 2006					359

Bank
2005
Internally generated software	£m
Cost:
At 1 January 2005	1,442
Additions	180
At 31 December 2005	1,622
Accumulated amortisation and impairment:
At 1 January 2005	1,008
Charge for the year	267
At 31 December 2005	1,275
Net book value at 31 December 2005	347

The weighted average amortisation period of purchased intangible assets, other than goodwill, subject to amortisation are:

Years
Core deposit intangibles	7
Other purchased intangibles	10

The Group’s amortisation expense in respect of core deposit intangibles and other purchased intangibles for each of the next five years is currently estimated to be:

£m
2007	6
2008	6
2009	6
2010	6
2011	4

Impairment review
The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit to which goodwill has been allocated with its carrying value. There was no impairment recognised in 2006 or 2005.

Cash generating units where goodwill is significant were as follows:
			Goodwill at 30 September
	Significant		2006	2005
Division	aquisition	Basis	£m	£m
Global Banking & Markets	Greenwich	Fair value less costs to sell	100	—
Corporate Markets	Greenwich	Fair value less costs to sell	—	106
Wealth Management	Bank Von Ernst	Fair value less costs to sell	124	142
Ulster Bank	First Active	Fair value less costs to sell	409	411

On 1 January 2006 the Corporate Markets division was reorganised into Global Banking & Markets and UK Corporate Banking.

The recoverable amounts for all CGUs were based on fair value less costs to sell. Fair value was based upon a price-earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information were applied to each CGU. The multiples used for both 2006 and 2005 were in the range 7.0 - 13.0 times earnings after charging manufacturing costs.

Notes on the accounts continued

17 Property, plant and equipment

				Group
			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2006	£m	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2006	69	1,108	269	448	280	11	2,185
Currency translation and other adjustments	(1)	(5)	(1)	(4)	(11)	(1)	(23)
Reclassifications	—	25	(41)	17	(1)	—	—
Additions	135	76	9	139	81	—	440
Change in fair value of investment properties	(1)	—	—	—	—	—	(1)
Disposals and write-off of fully depreciated assets	—	(115)	(36)	(4)	(41)	—	(196)
Disposals of subsidiaries	—	—	—	(1)	(1)	—	(2)
Transfer to fellow subsidiary	—	—	—	(5)	(1)	(10)	(16)
At 31 December 2006	202	1,089	200	590	306	—	2,387
Accumulated depreciation and amortisation:
At 1 January 2006	—	232	98	142	181	1	654
Currency translation and other adjustments	—	—	—	(2)	(6)	—	(8)
Reclassifications	—	3	(7)	4	—	—	—
Disposals and write-off of fully depreciated assets	—	(6)	(25)	(3)	(38)	—	(72)
Depreciation charge for the year	—	30	5	34	29	—	98
Transfer to fellow subsidiary	—	—	—	(2)	(1)	(1)	(4)
At 31 December 2006	—	259	71	173	165	—	668
Net book value at 31 December 2006	202	830	129	417	141	—	1,719

2005
Cost or valuation:
At 1 January 2005	—	1,209	301	351	264	—	2,125
Currency translation and other adjustments	—	(15)	11	1	1	—	(2)
Additions	69	28	6	127	40	11	281
Disposals and write-off of fully depreciated assets	—	(276)	(49)	(31)	(25)	—	(381)
Transfer from fellow subsidiary	—	162	—	—	—	—	162
At 31 December 2005	69	1,108	269	448	280	11	2,185
Accumulated depreciation and amortisation:
At 1 January 2005	—	183	101	131	168	—	583
Disposals and write-off of fully depreciated assets	—	(43)	(10)	(16)	(30)	—	(99)
Currency translation and other adjustments	—	2	2	—	5	—	9
Transfer from fellow subsidiary	—	56	—	—	—	—	56
Depreciation charge for the year	—	34	5	27	38	1	105
At 31 December 2005	—	232	98	142	181	1	654

Net book value at 31 December 2005	69	876	171	306	99	10	1,531

Investment properties are valued to reflect fair value, that is, the market value of the Group’s interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that, necessarily, is not identical to property owned by the Group.

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2006 valuation for a significant majority of the Group’s investment properties was undertaken by external valuers.

The fair value of investment properties does not include any appreciation since purchase. Rental income from investment properties was £5 million (2005 - nil; 2004 - nil).

Property, plant and equipment, excluding investment properties include £43 million (2005 - £51 million) assets in the course of construction.

			Bank
		Long	Short	Computers
	Freehold	leasehold	leasehold	and other
	premises	premises	premises	equipment	Total
2006	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2006	930	105	383	7	1,425
Additions	19	3	121	—	143
Disposals and write-off of fully depreciated assets	(114)	(10)	(2)	—	(126)
Transfer to fellow subsidiary	—	—	(4)	—	(4)
At 31 December 2006	835	98	498	7	1,438
Accumulated depreciation and amortisation:
At 1 January 2006	217	45	116	3	381
Disposals and write-off of fully depreciated assets	(4)	—	(1)	—	(5)
Depreciation charge for year	26	2	27	—	55
Transfer to fellow subsidiary	—	—	(2)	—	(2)
At 31 December 2006	239	47	140	3	429

Net book value at 31 December 2006	596	51	358	4	1,009

2005
Cost or valuation:
At 1 January 2005	1,186	137	297	10	1,630
Additions	10	2	107	—	119
Disposals and write-off of fully depreciated assets	(266)	(34)	(21)	(3)	(324)
At 31 December 2005	930	105	383	7	1,425
Accumulated depreciation and amortisation:
At 1 January 2005	228	48	104	3	383
Disposals and write-off of fully depreciated assets	(42)	(6)	(10)	(3)	(61)
Charge for year	31	3	22	3	59
At 31 December 2005	217	45	116	3	381

Net book value at 31 December 2005	713	60	267	4	1,044

18 Derivatives

Companies in the Group enter into derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, credit and interest rate risk. Derivatives include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

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

Notes on the accountscontinued

18 Derivatives (continued)

			Group
		2006			2005
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	33	202	311	14	238	220
Currency swaps	22	326	230	9	225	217
Options purchased	6	275	—	4	128	—
Options written	6	—	302	3	—	83

Interest rate contracts
Interest rate swaps	408	1,721	1,428	340	1,871	1,729
Options purchased	174	44	—	66	420	—
Options written	116	—	43	71	—	392
Futures and forwards	196	—	—	157	—	—

Credit derivatives	12	15	28	4	6	15

Equity and commodity contracts	1	163	1	1	88	1
		2,746	2,343		2,976	2,657
Amounts above include:
Due from/to fellow subsidiaries		—	—		728	751
Due from/to holding company		1,163	974		630	626

			Bank
		2006			2005
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	11	164	165	10	138	141
Currency swaps	1	116	3	1	115	21
Options purchased	6	272	—	3	80	—
Options written	6	—	272	2	—	80

Interest rate contracts
Interest rate swaps	82	832	687	63	840	877
Options purchased	3	15	—	2	29	—
Options written	2	—	13	2	—	10

Credit derivatives	4	—	4	1	1	—

Equity and commodity contracts	—	1	1	—	—	—
		1,400	1,145		1,203	1,129
Included in the above are cash flow hedging derivatives as follows
Interest rate swaps		—	27		—	42

Included in the above are fair value hedging derivatives as follows
Interest rate swaps		61	36		—	—

Amounts above include:
Due from/to holding company		763	540		626	626
Due from/to subsidiaries		67	146		54	262

19 Prepayments, accrued income and other assets

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Prepayments	147	76	52	45
Accrued income	192	366	124	275
Deferred taxation (see Note 25)	418	393	311	318
Other assets	1,456	2,288	218	926
	2,213	3,123	705	1,564
Amounts above include:
Due from holding company	—	—	11	—
Due from fellow subsidiaries	75	25	—	—
Due from subsidiaries	—	—	6	—

20 Deposits by banks

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Held-for-trading	6,770	6,589	328	1,237
Amortised cost	39,488	39,412	6,110	4,073
	46,258	46,001	6,438	5,310
Amounts above include:
Repurchase agreements	20,386	19,569	—	—
Items in the course of transmission to other banks	742	705	777	761
Due to holding company	20,871	18,885	4,242	1,865
Due to fellow subsidiaries	33	35	8	9
Due to subsidiaries	—		366	950
21 Customer accounts

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Held-for-trading	8,665	10,372	196	1,560
Designated as at fair value through profit or loss	1,448	1,339	116	63
Amortised cost	171,106	146,213	124,783	108,319
	181,219	157,924	125,095	109,942
Amounts above include:
Repurchase agreements	25,806	20,664	—	—
Due to ultimate holding company	—	3	—	—
Due to fellow subsidiaries	7,380	4,754	6,901	4,399
Due to subsidiaries	—		6,576	5,696

22 Debt securities in issue

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Amortised cost	14,335	10,801	29	38

Amounts above include:
Bonds and medium term notes	4,656	1,070	29	38
Certificates of deposit and other commercial paper	9,679	9,731	—	—

Notes on the accounts continued

23 Settlement balances and short positions

	Group
	2006	2005
	£m	£m
Settlement balances - amortised cost	2,978	3,075
Short positions - held-for-trading:
Debt securities - Government	18,981	16,846
Debt securities - Other issuers	2,022	1,347
Treasury and other eligible bills	239	288
Equity shares	54	18
	24,274	21,574

24 Accruals, deferred income and other liabilities

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Notes in circulation	405	376	—	—
Current taxation	136	393	10	289
Accruals	943	888	286	260
Deferred income	145	131	108	105
Deferred tax liability (see Note 25)	11	33	—	—
Other liabilities	2,468	1,758	827	810
	4,108	3,579	1,231	1,464
Amounts above include:
Due to holding company	27	—	10	—
Due to fellow subsidiaries	—	15	17	—

Included in other liabilities are provisions for liabilities and charges as follows:

	Group	Bank
	Total	Total
	£m	£m
At 1 January 2006	108	83
Currency translation and other movements	—	(1)
Charge to income statement	72	72
Releases to income statement	(15)	(15)
Provisions utilised	(30)	(20)
At 31 December 2006	135	119

Note:
(1) Comprises property provisions and other provisions arising in the normal course of business.

25 Deferred taxation
Provision for deferred taxation has been made as follows:

	Group		Bank
	2006 £m	2005 £m	2006 £m	2005 £m
Deferred tax liability (included in Accruals, deferred income and other liabilities, Note 24)	11	33	—	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 19)	(418)	(393)	(311)	(318)
Net deferred tax	(407)	(360)	(311)	(318)

					Group
	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IAS transition £m	Fair value of financial instruments £m	Intangibles £m	Hedging £m	Other £m	Total £m
At 1 January 2005	(601)	218	(232)	120	(131)	86	103	50	15	(372)
Charge to income statement	(5)	(18)	20	(28)	4	(1)	(72)	—	(2)	(102)
Charge to equity directly	—	—	—	—	—	(78)	—	(20)	—	(98)
Disposals of subsidiaries	—	—	—	—	(7)	—	—	—	—	(7)
Other	266	2	(8)	—	—	—	—	—	(41)	219
At 1 January 2006	(340)	202	(220)	92	(134)	7	31	30	(28)	(360)
Charge to income statement	(25)	32	65	6	(96)	(4)	(3)	16	(7)	(16)
Charge to equity directly	—	—	—	—	(2)	(1)	—	(7)	—	(10)
Acquisitions/(disposals) of subsidiaries	—	(19)	—	—	(2)	—	—	—	—	(21)
Other	(18)	(11)	12	—	(4)	(1)	—	—	22	—
At 31 December 2006	(383)	204	(143)	98	(238)	1	28	39	(13)	(407)

				Bank
	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IAS transition £m	Fair value of financial instruments £m	Intangibles £m	Hedging £m	Total £m
At 1 January 2005	(572)	121	(136)	66	(134)	86	133	34	(402)
Charge to income statement	4	(1)	17	10	—	—	(67)	—	(37)
Charge to equity directly	—	—	—	—	—	(86)	—	(24)	(110)
Other	266	—	—	—	—	—	(35)	—	231
At 1 January 2006	(302)	120	(119)	76	(134)	—	31	10	(318)
Charge to income statement	(28)	39	95	6	(99)	—	(23)	17	7
Charge to equity directly	—	—	—	—	—	—	—	(3)	(3)
Other	1	2	—	—	(1)	—	—	1	3
At 31 December 2006	(329)	161	(24)	82	(234)	—	8	25	(311)

Notes:
(1)
Deferred tax assets of £31 million (2005 - £5 million) have not been recognised in respect of tax losses carried forward of £88 million (2005 - £13 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £44 million will expire within one year. The balance of tax losses carried forward has no time limit.

(2)
Deferred tax liabilities of £484 million (2005 - £633 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains.

Notes on the accounts continued

26 Subordinated liabilities

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Amortised cost	5,641	6,648	4,583	5,501

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Dated loan capital	2,916	3,418	2,000	2,415
Undated loan capital	2,303	2,765	2,161	2,621
Preference shares	422	465	422	465
	5,641	6,648	4,583	5,501

The Group’s preference shares are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

					Group
		2007	2008	2009-2011	2012-2016	Thereafter	Perpetual	Total
2006 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		43	—	—	348	533	900	1,824
US$		33	87	761	22	203	1,299	2,405
Euro		37	—	763	—	143	469	1,412
Total		113	87	1,524	370	879	2,668	5,641

					Group
	Currently	2007	2008	2009- 2011	2012- 2016	Thereafter	Perpetual	Total
2006 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	43	—	437	413	726	205	1,824
US$	1,260	551	87	507	—	—	—	2,405
Euro	—	37	—	1,177	—	—	198	1,412
Total	1,260	631	87	2,121	413	726	403	5,641

					Group
		2006	2007	2008-2010	2011-2015	Thereafter	Perpetual	Total
2005 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		14	—	37	597	461	932	2,041
US$		364	—	579	121	276	1,808	3,148
Euro		32	—	410	340	187	490	1,459
Total		410	—	1,026	1,058	924	3,230	6,648

					Group
	Currently	2006	2007	2008 - 2010	2011- 2015	Thereafter	Perpetual	Total
2005 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	140	42	—	576	762	414	107	2,041
US$	1,306	618	464	601	143	16	—	3,148
Euro	—	37	—	776	464	145	37	1,459
Total	1,446	697	464	1,953	1,369	575	144	6,648

					Bank
		2007	2008	2009-2011	2012-2016	Thereafter	Perpetual	Total
2006 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		43	—	—	348	328	875	1,594
US$		31	—	507	—	—	1,299	1,837
Euro		37	—	763	—	—	352	1,152
Total		111	—	1,270	348	328	2,526	4,583

					Bank
	Currently	2007	2008	2009- 2011	2012- 2016	Thereafter	Perpetual	Total
2006 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	43	—	337	348	726	140	1,594
US$	1,057	273	—	507	—	—	—	1,837
Euro	—	37	—	1,115	—	—	—	1,152
Total	1,057	353	—	1,959	348	726	140	4,583

					Bank
		2006	2007	2008-2010	2011-2015	Thereafter	Perpetual	Total
2005 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		14	—	37	597	296	907	1,851
US$		10	—	579	99	—	1,809	2,497
Euro		32	—	410	340	—	371	1,153
Total		56	—	1,026	1,036	296	3,087	5,501

					Bank
	Currently	2006	2007	2008 - 2010	2011- 2015	Thereafter	Perpetual	Total
2005 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	140	42	—	576	597	496	—	1,851
US$	1,306	32	464	579	99	17	—	2,497
Euro	—	37	—	776	340	—	—	1,153
Total	1,446	111	464	1,931	1,036	513	—	5,501

	2006	2005
Dated loan capital	£m	£m
The Bank
US$1,000 million 7.375% fixed rate subordinated notes 2009	516	582
€600 million 6.0% subordinated notes 2010	452	464
£300 million 8.125% step-up subordinated notes 2011 (redeemed December 2006)	—	306
€500 million 5.125% subordinated notes 2011	343	345
£300 million 7.875% subordinated notes 2015	355	369
£300 million 6.5% subordinated notes 2021	334	349
	2,000	2,415
Greenwich Capital Holdings, Inc.
US$105 million subordinated loan capital floating rate notes 2006 (redeemed October 2006)	—	61
US$170 million subordinated loan capital floating rate notes 2008 (issued October 2006)	87	—
US$500 million subordinated loan capital floating rate notes 2010 (callable December 2007)	256	291

First Active plc
US$35 million 7.24% subordinated bonds 2012 (callable December 2007)	22	22
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	65	65

Ulster Bank Limited
€120 million perpetual floating rate notes 2019 (perpetual)	81	83
€100 million floating rate subordinated loan capital 2020 (callable September 2010)	100	100
£60 million perpetual floating rate notes 2020 (perpetual)	40	42

Coutts Bank von Ernst Ltd
US$150 million floating rate subordinated loan capital 2018 (redeemed January 2006)	—	44

RBS Netherlands Holdings B.V.
€92.3 million floating rate note 2019 (callable January 2009)	62	63

NatWest Group Holdings Corporation
US$400 million floating rate subordinated loan capital 2018 (callable on any interest payment date)	203	232
	2,916	3,418

Notes:
(1)
In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(2)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.
(3)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the accounts continued

26 Subordinated liabilities (continued)

	2006	2005
Undated loan capital	£m	£m
The Bank
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	256	291
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	267	295
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	254	294
US$500 million 7.875% exchangeable capital securities (redeemed January 2006)	—	295
US$500 million 7.75% reset subordinated notes (callable October 2007)	264	306
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	289	300
€100 million floating rate undated subordinated step-up notes (callable October 2009)	68	70
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	361	368
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	201	201
£200 million 11.5% undated subordinated notes (callable December 2022) (1)	201	201
	2,161	2,621
First Active plc
£20 million 11.75% perpetual tier two capital	23	23
€30 million 11.375% perpetual tier two capital	36	37
£1.3 million floating rate perpetual tier two capital	2	2

Ulster Bank Limited
€120 million perpetual floating rate subordinated notes	81	82
	2,303	2,765

Notes:
(1)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(2)	Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(3)	In the event of certain changes in the tax laws of the UK, all of the undated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.
(4)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

	2006	2005
Preference shares (1)	£m	£m
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	142	140
Non-cumulative preference shares ofUS $25
Series B US$250 million 7.8752% (2)	129	148
Series C US$300 million 7.7628% (3)	151	177
	422	465

Notes:
(1)	Further details of the contractual terms of the preference shares is given in Note 28 on page 82.
(2)	Series B preference shares carry a gross dividend of 8.75% inclusive of associated tax credit. These preference shares were redeemed in January 2007.
(3)
Series C preference shares carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank, at a premium per share US$0.30 until 8 April 2007, reducing to nil if the date of redemption falls after 8 April 2007.

27 Minority interests

			Group
			2006	2005
			£m	£m
At 1 January			744	408
Implementation of IAS 32 and IAS 39 on 1 January 2005			—	(6)
Currency translation adjustments and other movements			(8)	(2)
Profit attributable to minority interests			39	17
Dividends paid			(34)	(15)
Equity raised			271	463
Equity withdrawn			—	(121)
At 31 December			1,012	744

28 Share capital
		Group and Bank
	Allotted, called up and fully paid		Authorised
	2006	2005	2006	2005
	£m	£m	£m	£m
Ordinary shares of £1 each	1,678	1,678	2,250	2,250
Non-cumulative preference shares of £1	140	140	1,000	1,000
Non-cumulative preference shares of US$25	320	320	1,162	1,162
Total share capital	2,138	2,138	4,412	4,412

	Allotted, called up and fully paid		Authorised
Number of shares - millions	2006	2005	2006	2005
Ordinary shares of £1 each	1,678	1,678	2,250	2,250
Non-cumulative preference shares of £1	140	140	1,000	1,000
Non-cumulative preference shares of US$25	22	22	80	80

The 9% non-cumulative preference shares, Series A, of £1 each are non-redeemable.

The non-cumulative preference shares, Series B of US$25 each carry the right to a gross dividend of 8.625% inclusive of tax credit. In January 2007, the Bank redeemed all of these shares at US$25 per share.

The non-cumulative preference shares, Series C, of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank at a premium per share of US$0.30 until 8 April 2007. There is no redemption premium if the date of redemption falls after 8 April 2007.

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

The Bank's non-cumulative preference shares, although either non-redeemable or redeemable only at the Bank's option, are classified as debt as the Bank has an obligation to pay dividends on these instruments. These non-cumulative preference shares are included in subordinated liabilities on the balance sheet (see Note 26).

Notes on the accounts continued

29 Shareholders’ equity

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January	1,678	2,102	2,102	1,678	2,102	2,102
Implementation of IAS 32 on 1 January 2005	—	(424)	—	—	(424)	—
At 31 December	1,678	1,678	2,102	1,678	1,678	2,102
Share premium account
At 1 January	1,291	1,286	1,286	1,291	1,286	1,286
Reclassification of preference shares on implementation of IAS 32 on 1 January 2005	—	5	—	—	5	—
At 31 December	1,291	1,291	1,286	1,291	1,291	1,286
Available-for-sale reserve
At 1 January	—			—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	200		—	201
Unrealised gains in the year	81	38		44	33
Realised gains in the year	(55)	(324)		—	(320)
Taxation	(8)	86		(13)	86
At 31 December	18	—		31	—
Cash flow hedging reserve
At 1 January	148	—		94	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	156		—	122
Amount recognised in equity during the year	(2)	—		13	(39)
Amount transferred from equity to earnings in the year	(39)	(28)		(28)	(13)
Taxation	(35)	20		(37)	24
At 31 December	72	148		42	94
Foreign exchange reserve
At 1 January	169	(19)	(33)	(5)	—	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	6	—	—	—	—
Retranslation of net assets	(483)	182	14	6	(5)	—
At 31 December	(314)	169	(19)	1	(5)	—
Other reserves
At 1 January	298	298	298	298	298	298
Capital contribution	188	—	—	188	—	—
At 31 December	486	298	298	486	298	298
Retained earnings
At 1 January	5,856	4,342	4,332	2,353	1,416	1,851
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	(582)	—	—	(487)	—
Currency translation adjustments and other movements	—	—	(6)	—	—	—
Profit attributable to ordinary and preference shareholders	2,586	2,446	2,352	1,688	1,774	1,901
Ordinary dividends paid	(1,500)	(350)	(2,300)	(1,500)	(350)	(2,300)
Preference dividends - non-equity	—	—	(36)	—	—	(36)
At 31 December	6,942	5,856	4,342	2,541	2,353	1,416
Shareholders’ equity at 31 December	10,173	9,440	8,009	6,070	5,709	5,102

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £298 million (2005 - £298 million; 2004 - £298 million) included within other reserves.

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

30 Leases
Minimum amounts receivable and payable under non-cancellable leases

	2006				2005
	Year in which receipt or payment will occur				Year in which receipt or payment will occur
		After 1 year				After 1 year
	Within 1	but within	After 5		Within 1	but within	After 5
	year	5 years	years	Total	year	5 years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Finance lease assets:
Amounts receivable	157	238	227	622	99	605	381	1,085
Present value adjustment	(23)	(75)	(80)	(178)	(27)	(136)	(110)	(273)
Other movements	—	—	—	—	(3)	(60)	(25)	(88)
Present value amounts receivable	134	163	147	444	69	409	246	724
Operating lease obligations:
Future minimum lease payables:
Premises	87	293	708	1,088	84	302	655	1,041
Equipment	—	—	—	—	2	1	—	3
	87	293	708	1,088	86	303	655	1,044
Bank
Operating lease obligations:
Future minimum lease payables:
Premises	69	239	525	833	66	242	452	760

	Group		Bank
	2006	2005	2006	2005
Amounts recognised as income and expense	£m	£m	£m	£m
Operating lease payables - minimum payments(1)	106	100	76	75

Finance lease receivables
Unearned finance income	178	273	—	—

Note:
(1)	In the year ended 31 December 2004 minimum operating lease payments amounted to £106 million (Bank - £83 million).

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

31 Collateral
Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities fall below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	Group
	2006	2005
	£m	£m
Treasury and other eligible bills	225	724
Debt securities	29,346	26,607
	29,571	27,331

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £42.1 billion (2005 - £34.8 billion), of which £36.8 billion (2005 - £33.1 billion) has been resold or repledged as collateral for the Group’s own transactions.

Other collateral given	Group		Bank
	2006	2005	2006	2005
Assets charged as security for liabilities	£m	£m	£m	£m
Loans and advances to customers	7,318	351	1,384	—
Other	—	11	—	—
	7,318	362	1,384	—

Liabilities secured by charges on assets	2006 £m	2005 £m	2006 £m	2005 £m
Customer accounts	1,286	8	1,286	9
Debt securities in issue	5,907	349	—	—
Other liabilities	—	17	—	—
	7,193	374	1,286	9

Notes on the accounts continued

32 Risk management
Risk Management is conducted on an overall basis within the RBS Group. Therefore in the discussion on risk management (pages 85 to 89) references to “the Group” or “Group” Board and committees are to the RBS Group.

Governance framework
The Board sets the overall risk appetite and philosophy for the Group. Various Board and executive sub-committees support these goals, as follows:

•
Group Audit Committee is a committee comprising independent non-executive directors that supports the Board in carrying out its responsibilities for financial reporting including accounting policies and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the design, adequacy and effectiveness of the Group’s internal controls.

•	Advances Committee is a board committee that deals with all transactions that exceed the Group Credit Committee’s delegated authority.

In addition to the responsibilities at Board level, operational authority and oversight is delegated to the Group Executive Management Committee (“GEMC”), which is responsible for implementing a risk management framework consistent with the Board’s risk appetite. The GEMC, in turn, is supported by the following committees:

•
Group Risk Committee (“GRC”) is an executive risk governance committee which recommends and approves limits, processes and policies in respect of the effective management of all material non-balance sheet risks across the Group.

•
Group Credit Committee (“GCC”) is responsible for approving credit proposals under authority delegated to it by the Board. Credit proposals exceeding the authority of GCC are referred to the Advances Committee. The GCC in turn delegates authority to divisional credit committees.

•
Group Asset and Liability Management Committee (“GALCO”), is an executive committee which is responsible for reviewing the balance sheet, funding, liquidity, structural foreign exchange, capital adequacy and capital raising across the Group as well as interest rate risk in the banking book. In addition, GALCO monitors and reviews external, economic and environmental changes affecting such risks.

These Committees are supported by Group Internal Audit and also by two dedicated group level functions, Group Risk Management (“GRM”), which has responsibility for credit, market, regulatory and enterprise risk and Group Treasury which is responsible for the management of the Group’s balance sheet, capital raising, intra group credit exposure, liquidity and hedging policies. Both functions report to GEMC and the Group Board through the Group Finance Director and play an active role in assessing and monitoring the effectiveness of the divisional risk management functions.

Heads of Group Risk Management and Internal Audit have direct access to the Group Chief Executive and the Chairman of the Group Audit Committee.

Financial risk management policies and objectives
The Board establishes the overall governance framework for risk management and sets the risk appetite and philosophy for the Group.

The principal financial risks that the Group manages are as follows:

•	Credit risk: is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

•	Liquidity risk: is the risk that the Group is unable to meet its obligations as they fall due.

•	Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.

Credit risk

The objective of credit risk management is to enable the Group to achieve appropriate risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

The key principles for credit risk management as defined in the Group’s Credit Risk Management Framework are set out below:

•	Approval of all credit exposure is granted prior to any advance or extension of credit.

•
An appropriate credit risk assessment of the customer and credit facilities is undertaken prior to approval of credit exposure. This includes a review of, amongst other things, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.

•	The Board delegates authority to Advances Committee, Group Credit Committee and divisional credit committees.

•
Credit risk authority must be specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. In exercising credit authority, the individuals act independently.

•	Where credit authority is exercised personally, the individual has no responsibility or accountability for related business revenue origination.

•
All credit exposures, once approved, are effectively monitored and managed and reviewed periodically against approved limits. Lower quality exposures are subject to a greater frequency of analysis and assessment.

•	Customers with emerging credit problems are identified early and classified accordingly. Remedial actions are implemented promptly to minimise the potential loss to the Group.

•	Portfolio analysis and reporting is used to identify and manage credit risk concentrations and credit risk quality migration.

Credit approval process
Different credit approval processes exist for each customer type in order to ensure appropriate skills and resources are employed in credit assessment and approval. Credit authority is not extended to relationship management.

Credit risk models
Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring as well as portfolio analysis and reporting. Credit risk models used by the Group can be broadly grouped into four categories.

•
Probability of default (“PD”)/customer credit grade - these models assess the probability that the customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Each customer is assigned an internal credit grade which corresponds to a probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular characteristics of customer types in that portfolio. The credit grading models use a combination of quantitative inputs, such as recent financial performance and customer behaviour, and qualitative inputs, such as company management performance or sector outlook.

Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade which uses a five band scale from AQ1 to AQ5.

•
Exposure at default (“EAD”) - these models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not normally exceed the total facility limit. The methodologies used in EAD modelling recognise that customers may make more use of their existing credit facilities in the run up to a default.

•
Loss given default (“LGD”) - these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group's LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held. The LGD may also be affected by the industry sector of the borrower, the legal jurisdiction in which the borrower operates as well as general economic conditions which may impact the value of any assets held as security.

•
Credit risk exposure measurement - these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.

Credit risk assets
Credit risk assets are an internal risk measure of the Group’s exposure to customers. These consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments.

Credit risk asset quality
Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Provision analysis
The Group’s consumer portfolios, which consist of small value, high volume credits, have highly efficient, largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group’s ongoing monitoring process.

Provisions methodology
Provisions for impairment losses are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

Notes on the accounts continued

32 Risk management (continued)
Collectively assessed provisions are the provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are the provisions held against the estimated impairment in the performing portfolio which has yet to be identified as at the balance sheet date. To assess the latent loss within the portfolio, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

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

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total short-term wholesale sources of funds within prudent levels.

The degree of maturity mismatch within the overall long-term structure of the Group’s assets and liabilities is managed within internal policy guidelines, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities. The short-term maturity structure of the Group’s assets and liabilities is managed on a daily basis to ensure that all material cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Short-term liquidity risk is managed on a consolidated basis for the whole Group including the Greenwich companies but excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group’s overall liquidity risk position within the Group’s policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentration and identify any adverse trends.

Market risk
Market risk is defined as the risk of loss as a result of adverse changes in risk factors including interest rates, foreign currency and equity prices together with related parameters such as market volatilities.

The Group is exposed to market risk because of positions held in its trading portfolios as well as its non-trading business including the Group’s treasury operations.

Value-at-risk (“VaR”)
VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous 500 trading days market data. The Group’s VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

•
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

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

Trading
The principal focus of the Group’s trading activities is client facilitation - providing products to the Group’s client base at competitive prices. The Group also undertakes: market making -quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage -entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity - taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group’s accounting policies for derivative financial instruments, see Accounting policies.

The VaR for NatWest Group’s trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2006				2005
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Trading Interest rate	5.1	5.7	8.3	3.5	6.0	5.5	10.8	4.1
Credit spread	5.6	5.9	7.1	4.1	6.0	5.2	8.6	3.6
Currency	0.5	0.3	1.6	—	0.4	0.4	0.8	—
Equity and commodity	0.6	0.8	4.2	—	0.2	0.3	1.3	—
Diversification		(5.4)				(3.5)
Total trading VaR	6.8	7.3	9.0	4.9	8.1	7.9	12.3	5.5

Non-trading
The principal market risks arising from the Group’s non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and commercial banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group’s investments in overseas subsidiaries, associates and branches. The Group’s venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group’s portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group’s long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

Interest rate risk
Non-trading interest rate risk arises from the Group's treasury activities and retail and commercial banking businesses.

Treasury
The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Retail and commercial banking
Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off-balance sheet product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

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

Notes on the accounts continued

32 Risk management (continued)

● Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging liabilities.

The table below sets out NatWest Group’s structural foreign currency exposures.

	2006			2005
	Net investments in foreign operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures	Net investments in foreign operations	Foreign currency borrowings hedging net investments	Structural foreign currency exposures
	£m	£m	£m	£m	£m	£m
US dollar	3,022	2,936	86	3,022	2,806	216
Euro	2,622	455	2,167	1,934	284	1,650
Swiss franc	462	457	5	431	430	1
Other non-sterling	6	4	2	4	4	—
	6,112	3,852	2,260	5,391	3,524	1,867

The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the Euro exchange rate against Sterling.

33	Financial instruments
	Remaining maturity	Group
		1 month	1-3	3-12	1-5	Over 5	Equity
		or less	months	months	years	years	shares	Total
	2006	£m	£m	£m	£m	£m	£m	£m
	Assets
	Cash and balances at central banks	1,525	—	—	—	—	—	1,525
	Treasury and other eligible bills	9	23	243	—	—	—	275
	Loans and advances to banks	50,507	4,033	5,740	482	801	—	61,563
	Loans and advances to customers	83,520	11,594	18,279	18,669	50,349	—	182,411
	Debt securities	376	645	817	10,875	19,555	—	32,268
	Equity shares	—	—	—	—	—	1,158	1,158
	Settlement balances	3,574	—	—	—	—	—	3,574
	Derivatives	469	204	438	832	803	—	2,746

	Liabilities
	Deposits by banks	38,159	3,715	2,434	998	952	—	46,258
	Customer accounts	166,793	8,601	2,464	3,070	291	—	181,219
	Debt securities in issue	4,525	1,765	1,960	3,147	2,938	—	14,335
	Settlement balances and short positions	3,069	101	808	13,688	6,608	—	24,274
	Derivatives	487	251	431	596	578	—	2,343
	Subordinated liabilities	—	—	1,891	2,208	1,542	—	5,641

	2005
	Assets
	Cash and balances at central banks	1,568	—	—	—	—	—	1,568
	Treasury and other eligible bills	23	39	708	—	—	—	770
	Loans and advances to banks	47,521	6,001	1,400	780	293	—	55,995
	Loans and advances to customers	73,218	12,591	17,165	21,447	35,522	—	159,943
	Debt securities	399	179	1,323	6,894	19,950	—	28,745
	Equity shares	—	—	—	—	—	823	823
	Settlement balances	3,931	—	—	—	—	—	3,931
	Derivatives	213	210	368	875	1,310	—	2,976

	Liabilities
	Deposits by banks	29,351	5,147	7,915	2,784	804	—	46,001
	Customer accounts	141,464	10,170	2,795	3,110	385	—	157,924
	Debt securities in issue	3,040	2,277	4,949	141	394	—	10,801
	Settlement balances and short positions	3,061	223	705	15,079	2,506	—	21,574
	Derivatives	251	192	289	652	1,273	—	2,657
	Subordinated liabilities	326	6	1,811	2,417	2,088	—	6,648

Notes on the accounts continued

33 Financial instruments (continued)
     Remaining maturity

	Bank
	1 month	1-3	3-12	1-5	Over 5	Equity
	or less	months	months	years	years	shares	Total
2006	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	876	—	—	—	—	—	876
Loans and advances to banks	21,406	159	2,877	57	507	—	25,006
Loans and advances to customers	60,673	7,008	8,970	10,388	22,457	—	109,496
Debt securities	42	—	—	—	—	—	42
Equity shares	—	—	—	—	—	50	50
Derivatives	76	87	279	345	613	—	1,400

Liabilities
Deposits by banks	5,146	440	110	398	344	—	6,438
Customer accounts	115,064	5,861	1,266	2,416	488	—	125,095
Debt securities in issue	—	—	20	9	—	—	29
Derivatives	69	93	260	213	510	—	1,145
Subordinated liabilities	—	—	1,410	1,959	1,214	—	4,583

2005
Assets
Cash and balances at central banks	894	—	—	—	—	—	894
Loans and advances to banks	18,112	1,733	754	190	40	—	20,829
Loans and advances to customers	52,290	6,921	9,680	13,530	15,148	—	97,569
Debt securities	8	11	17	12	3	—	51
Derivatives	43	61	128	424	547	—	1,203

Liabilities
Deposits by banks	3,413	808	604	261	224	—	5,310
Customer accounts	98,683	7,005	1,755	1,923	576	—	109,942
Debt securities in issue	—	—	5	33	—	—	38
Derivatives	42	55	117	208	707	—	1,129
Subordinated liabilities	326	6	1,225	2,395	1,549	—	5,501

Interest rate sensitivity
The following tables summarise the interest rate sensitivity gap for the Group and the Bank at 31 December 2006 and at 31 December 2005. The tables show the contractual repricing for each category of asset, liability and off-balance sheet items in the banking book. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. The actual interest rate sensitivity of The Group’s earnings will be determined by the currency and contractual or behavioural profile of assets and liabilities, in addition to the size and timings of interest rates movements. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

	Group
		After 3	After 6	After 1
		months	months	year		Total		Non	Fair value
		but less	but less	but less		interest		interest	through
	3 months	than	than	than	Over 5	earning/		earning/	profit	Banking	Trading
	or less	6 months	1 year	5 years	years	bearing	Yield	bearing	or loss	book	book	Total
2006	£m	£m	£m	£m	£m	£m	%	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	38,321	2,820	731	532	253	42,657	4.17	5,854	654	49,165	12,398	61,563
Loans and advances
to customers	125,279	2,584	2,478	8,239	5,124	143,704	4.85	8,870	516	153,090	29,321	182,411
Debt securities and
treasury bills	1,491	126	182	312	27	2,138	3.98	1	1,649	3,788	28,755	32,543
Other assets	1,236	—	—	—	—	1,236	—	5,502	35	6,773	7,371	14,144
Total assets	166,327	5,530	3,391	9,083	5,404	189,735	4.65	20,227	2,854	212,816	77,845	290,661

Liabilities and equity
Deposits by banks	11,653	4,272	910	594	616	18,045	3.86	3,558	—	21,603	24,655	46,258
Customer accounts	132,273	1,907	1,257	3,589	346	139,372	2.95	19,529	1,448	160,349	20,870	181,219
Debt securities in issue	10,880	753	340	44	360	12,377	3.15	6	—	12,383	1,952	14,335
Subordinated liabilities	1,719	—	263	1,539	1,778	5,299	5.33	—	—	5,299	342	5,641
Other liabilities	—	—	—	—	—	—	—	6,600	—	6,600	26,435	33,035
Shareholders’ equity	—	—	—	—	—	—	—	8,437	—	8,437	1,736	10,173
Internal funding of trading business	(2,068)	—	—	—	—	(2,068)	5.27	213	—	(1,855)	1,855	—
Total liabilities and equity	154,457	6,932	2,770	5,766	3,100	173,025	3.18	38,343	1,448	212,816	77,845	290,661
Interest rate swaps	5,006	255	62	(3,154)	(2,169)	—		—	—
Interest rate sensitivity gap	16,876	(1,147)	683	163	135	16,710		(18,116)	1,406
Cumulative interest rate
sensitivity gap	16,876	15,729	16,412	16,575	16,710	16,710		(1,406)	—

2005
Assets
Loans and advances to banks	38,052	580	884	521	25	40,062	2.19	2,467	825	43,354	12,641	55,995
Loans and advances
to customers	99,057	2,624	2,492	12,027	4,650	120,850	4.26	16,253	—	137,103	22,840	159,943
Debt securities and
treasury bills	2,290	155	152	238	82	2,917	3.39	—	403	3,320	26,195	29,515
Other assets	—	—	—	—	—	—		8,421	39	8,460	6,690	15,150
Total assets	139,399	3,359	3,528	12,786	4,757	163,829	3.74	27,141	1,267	192,237	68,366	260,603

Liabilities and equity
Deposits by banks	18,486	4,007	1,517	2,470	517	26,997	1.60	2,040	—	29,037	16,964	46,001
Customer accounts	113,329	1,153	1,369	1,588	367	117,806	2.09	18,012	1,339	137,157	20,767	157,924
Debt securities in issue	4,090	2,221	1,025	140	394	7,870	1.77	6	—	7,876	2,925	10,801
Subordinated liabilities	2,146	—	—	2,535	1,614	6,295	5.83	—	—	6,295	353	6,648
Other liabilities	—	—	—	—	—	—		5,202	—	5,202	24,587	29,789
Shareholders’ equity	—	—	—	—	—	—		7,825	—	7,825	1,615	9,440
Internal funding of trading business	(1,268)	—	—	—	—	(1,268)	3.71	113	—	(1,155)	1,155	—
Total liabilities and equity	136,783	7,381	3,911	6,733	2,892	157,700	2.12	33,198	1,339	192,237	68,366	260,603
Interest rate swaps	(1,231)	147	194	264	626	—		—	—
Interest rate sensitivity gap	1,385	(3,875)	(189)	6,317	2,491	6,129		(6,057)	(72)
Cumulative interest rate
sensitivity gap	1,385	(2,490)	(2,679)	3,638	6,129	6,129		72	—

Notes on the accounts continued

33 Financial instruments (continued)
    Interest rate sensitivity

						Bank
		After 3	After 6	After 1
		months	months	year		Total		Non	Fair value
		but less	but less	but less		interest		interest	through
	3 months	than	than	than	Over 5	earning		earning	profit	Banking	Trading
	or less	6 months	1 year	5 years	years	/bearing	Yield	/bearing	or loss	book	book	Total
2006	£m	£m	£m	£m	£m	£m	%	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	18,854	740	74	86	287	20,041	5.75	4,965	—	25,006	—	25,006
Loans and advances
to customers	88,538	1,504	1,236	4,927	3,481	99,686	4.38	9,721	—	109,407	89	109,496
Debt securities and
treasury bills	25	6	4	6	1	42	2.86	—	—	42	—	42
Other assets	762	—	—	—	—	762	—	9,857	—	10,619	538	11,157
Total assets	108,179	2,250	1,314	5,019	3,769	120,531	4.58	24,543	—	145,074	627	145,701
Liabilities and equity
Deposits by banks	1,401	3,428	214	149	—	5,192	5.30	1,139	—	6,331	107	6,438
Customer accounts	99,661	1,311	589	2,257	406	104,224	2.58	20,755	116	125,095	—	125,095
Debt securities in issue	—	18	2	9	—	29	3.45	—	—	29	—	29
Subordinated liabilities	1,423	—	263	1,439	1,458	4,583	5.30	—	—	4,583	—	4,583
Other liabilities	—	—	—	—	—	—	—	3,053	—	3,053	433	3,486
Shareholders’ equity	—	—	—	—	—	—	—	6,070	—	6,070	—	6,070
Internal funding of trading business	(295)	—	—	—	—	(295)	4.75	208	—	(87)	87	—
Total liabilities and equity	102,190	4,757	1,068	3,854	1,864	113,733	2.81	31,225	116	145,074	627	145,701

Interest rate swaps	3,954	168	139	(3,126)	(1,135)	—		—	—
Interest rate sensitivity gap	9,943	(2,339)	385	(1,961)	770	6,798		(6,682)	(116)
Cumulative interest rate
sensitivity gap	9,943	7,604	7,989	6,028	6,798	6,798		116	—

2005
Assets
Loans and advances to banks	17,593	102	628	191	—	18,514	4.17	2,302	—	20,816	13	20,829
Loans and advances
to customers	67,487	1,320	1,163	9,078	2,866	81,914	4.43	15,624	—	97,538	31	97,569
Debt securities and
treasury bills	19	14	3	9	6	51	5.88	—	—	51	—	51
Other assets	—	—	—	—	—	—		11,163	—	11,163	522	11,685
Total assets	85,099	1,436	1,794	9,278	2,872	100,479	4.38	29,089	—	129,568	566	130,134
Liabilities and equity
Deposits by banks	3,534	282	164	249	—	4,229	2.22	1,081	—	5,310	—	5,310
Customer accounts	88,425	517	1,064	399	132	90,537	2.09	19,285	63	109,885	57	109,942
Debt securities in issue	—	—	5	33	—	38	2.63	—	—	38	—	38
Subordinated liabilities	1,501	—	—	2,535	1,465	5,501	6.45	—	—	5,501	—	5,501
Other liabilities	—	—	—	—	—	—		3,390	—	3,390	244	3,634
Shareholders’ equity	—	—	—	—	—	—		5,710	—	5,710	(1)	5,709
Internal funding of trading business	(312)	—	—	—	—	(312)	0.32	46	—	(266)	266	—
Total liabilities and equity	93,148	799	1,233	3,216	1,597	99,993	2.33	29,512	63	129,568	566	130,134

Interest rate swaps	(1,231)	147	194	264	626	—		—	—
Interest rate sensitivity gap	(9,280)	784	755	6,326	1,901	486		(423)	(63)
Cumulative interest rate
sensitivity gap	(9,280)	(8,496)	(7,741)	(1,415)	486	486		63	—

Trading book
The tables below set out by time band the net effect on the Group’s and Bank’s profit or loss of a basis point (0.01%) increase in interest rates, assuming all trading positions remain unchanged.
			Group
	3 months or less	After 3 months but less than 6 months	After 6 months but less than 1 year	After 1 year but less than 5 years	Over 5 years	Total
2006	£000	£000	£000	£000	£000	£000
(Loss)/gain per basis point increase	(172)	(106)	(115)	(567)	566	(394)

2005
Gain/(loss) per basis point increase	51	(14)	471	(959)	499	48

				Bank
	3 months or less	After 3 months but less than 6 months	After 6 months but less than 1 year	After 1 year but less than 5 years	Over 5 years	Total
2006	£000	£000	£000	£000	£000	£000
(Loss)/gain per basis point increase	(39)	(35)	(83)	(42)	25	(174)

2005
Gain/(loss) per basis point increase	4	(61)	16	106	(13)	52

Financial assets and liabilities designated as at fair value through profit or loss

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Net gain in year recognised in other operating income	116	26	—	—

Notes on the accounts continued

33 Financial instruments (continued)

The following table shows the carrying values and the fair values of financial instruments on the balance sheet.

		Group				Bank
	2006	2006	2005	2005	2006	2006	2005	2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Cash and balances at central banks	1,525	1,525	1,568	1,568	876	876	894	894
Treasury and other eligible bills
Held-for-trading	225	225	724	724	—	—	—	—
Available-for-sale	50	50	46	46	—	—	—	—
	275	275	770	770	—	—	—	—
Loans and advances to banks
Held-for-trading	11,884	11,884	17,411	17,411	147	147	110	110
Designated as at fair value through profit or loss	654	654	825	825	—	—	—	—
Loans and receivables	49,025	49,022	37,759	37,761	24,859	24,859	20,719	20,719
	61,563	61,560	55,995	55,997	25,006	25,006	20,829	20,829
Loans and advances to customers
Held-for-trading	21,935	21,935	15,897	15,897	1,056	1,056	30	30
Designated as at fair value through profit or loss	516	516	—	—	—	—	—	—
Loans and receivables	159,516	159,447	143,235	143,816	108,440	108,321	97,539	98,006
Finance leases	444	477	811	811	—	—	—	—
	182,411	182,375	159,943	160,524	109,496	109,377	97,569	98,036
Debt securities
Held-for-trading	28,531	28,531	25,474	25,474	1	1	3	3
Designated as at fair value through profit or loss	1,649	1,649	403	403	—	—	—	—
Available-for-sale	2,088	2,088	2,868	2,868	41	41	48	48
	32,268	32,268	28,745	28,745	42	42	51	51
Equity shares
Held-for-trading	42	42	26	26	—	—	—	—
Designated as at fair value through profit or loss	36	36	39	39	—	—	—	—
Available-for-sale	1,080	1,080	758	758	50	50	—	—
	1,158	1,158	823	823	50	50	—	—

Settlement balances	3,574	3,574	3,931	3,931	—	—	—	—

Derivatives	2,746	2,746	2,976	2,976	1,400	1,400	1,203	1,203

		Group				Bank
	2006	2006	2005	2005	2006	2006	2005	2005
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial liabilities
Deposits by banks
Held-for-trading	6,770	6,770	6,589	6,589	328	328	1,237	1,237
Amortised cost	39,488	39,487	39,412	39,417	6,110	6,110	4,073	4,073
	46,258	46,257	46,001	46,006	6,438	6,438	5,310	5,310

Customer accounts
Held-for-trading	8,665	8,665	10,372	10,372	196	196	1,560	1,560
Designated as at fair value through profit or loss	1,448	1,448	1,339	1,339	116	116	63	63
Amortised cost	171,106	171,099	146,213	147,313	124,783	124,781	108,319	108,541
	181,219	181,212	157,924	159,024	125,095	125,093	109,942	110,164

Debt securities in issue
Amortised cost	14,335	14,390	10,801	10,872	29	29	38	38
Subordinated liabilities
Amortised cost	5,641	6,061	6,648	6,773	4,583	4,940	5,501	5,626

Settlement balances and short positions	24,274	24,274	21,574	21,574	—	—	—	—

Derivatives	2,343	2,343	2,657	2,657	1,145	1,145	1,129	1,129

Notes on the accounts continued

33 Financial instruments (continued)
     Industry risk – geographical analysis

			Group
		Treasury bills,
	Loans and advances	debt securities and				Netting
	to banks and customers	equity shares	Derivatives	Other(1)	Total	offset(2)
2006	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,130	1,428	4	—	3,562	1,050
Manufacturing	6,635	1	74	—	6,710	3,174
Construction	5,083	1	34	—	5,118	766
Finance	84,028	1,748	979	—	86,755	421
Service industry and business activities	24,150	22	241	—	24,413	3,707
Agriculture, forestry and fishing	2,004	1	1	—	2,006	34
Property	19,966	18	64	—	20,048	744
Individuals
Home mortgages	3,449	—	—	—	3,449	—
Other	16,172	—	—	—	16,172	6
Finance leases and instalment credit	308	—	—	—	308	—
Interest accruals	402	—	—	—	402	—
Total UK	164,327	3,219	1,397	—	168,943	9,902

US
Central and local government	—	8,641	—	102	8,743	—
Manufacturing	—	248	—	—	248	—
Construction	—	48	—	—	48	—
Finance	32,237	19,158	468	3,462	55,325	1,265
Service industry and business activities	21	643	1	—	665	—
Property	2,647	—	—	—	2,647	—
Individuals
Home mortgages	6,708	—	—	—	6,708	—
Other	3	—	—	—	3	—
Interest accruals	128	230	—	—	358	2
Total US	41,744	28,968	469	3,564	74,745	1,267

Europe
Central and local government	263	310	—	—	573	—
Manufacturing	1,005	—	—	—	1,005	—
Construction	2,291	—	—	—	2,291	—
Finance	5,045	1,202	865	17	7,129	4
Service industry and business activities	4,795	1	10	8	4,814	—
Agriculture, forestry and fishing	469	2	—	—	471	—
Property	6,053	—	—	—	6,053	—
Individuals
Home mortgages	13,597	—	—	—	13,597	—
Other	3,567	—	—	—	3,567	—
Finance leases and instalment credit	38	—	—	—	38	—
Interest accruals	144	—	—	—	144	—
Total Europe	37,267	1,515	875	25	39,682	4

Rest of the World
Central and local government	—	1	—	—	1	—
Finance	1,823	—	—	—	1,823	—
Service industry and business activities	—	—	5	3	8	—
Individuals
Home mortgages	90	—	—	—	90	—
Other	781	—	—	—	781	—
Interest accruals	3	—	—	—	3	—
Total Rest of the World	2,697	1	5	3	2,706	—

Industry risk - geographical analysis

			Group
		Treasury bills,
	Loans and advances	debt securities and				Netting
	to banks and customers	equity shares	Derivatives	Other(1)	Total	offset(2)
2006	£m	£m	£m	£m	£m	£m
Total
Central and local government	2,393	10,380	4	102	12,879	1,050
Manufacturing	7,640	249	74	—	7,963	3,174
Construction	7,374	49	34	—	7,457	766
Finance	123,133	22,108	2,312	3,479	151,032	1,690
Service industry and business activities	28,966	666	257	11	29,900	3,707
Agriculture, forestry and fishing	2,473	3	1	—	2,477	34
Property	28,666	18	64	—	28,748	744
Individuals
Home mortgages	23,844	—	—	—	23,844	—
Other	20,523	—	—	—	20,523	6
Finance leases and instalment credit	346	—	—	—	346	—
Interest accruals	677	230	—	—	907	2
	246,035	33,703	2,746	3,592	286,076	11,173

Notes:
(1)	Includes settlement balances of £3,574 million.
(2)
This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group’s credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

Notes on the accounts continued

33 Financial instruments (continued)
    Industry risk - geographical analysis

			Group
		Treasury bills,
	Loans and advances	debt securities and		Settlement		Netting
	to banks and customers	equity shares	Derivatives	balances	Total	offset(1)
2005	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,690	4	7	—	1,701	1,137
Manufacturing	6,887	1	78	—	6,966	2,249
Construction	4,479	—	28	—	4,507	842
Finance	74,742	1,671	1,428	—	77,841	241
Service industry and business activities	24,031	135	249	—	24,415	3,628
Agriculture, forestry and fishing	1,884	—	2	—	1,886	12
Property	15,316	10	96	—	15,422	986
Individuals
Home mortgages	2,746	—	1	—	2,747	—
Other	15,283	—	—	—	15,283	2
Finance leases and instalment credit	319	—	—	—	319	49
Interest accruals	208	—	—	—	208	—
Total UK	147,585	1,821	1,889	—	151,295	9,146

US
Central and local government	—	7,599	—	112	7,711	—
Manufacturing	44	84	—	—	128	—
Construction	5	27	—	—	32	—
Finance	28,258	18,121	609	3,809	50,797	4,323
Service industry and business activities	484	302	—	—	786	—
Agriculture, forestry and fishing	13	—	—	—	13	—
Property	2,252	—	—	—	2,252	—
Individuals
Home mortgages	5,107	—	—	—	5,107	—
Other	9	—	—	—	9	—
Finance leases and instalment credit	439	—	—	—	439	—
Interest accruals	79	160	—	—	239	2
Total US	36,690	26,293	609	3,921	67,513	4,325

Europe
Central and local government	287	234	—	—	521	—
Manufacturing	3,060	—	—	—	3,060	—
Construction	2,257	—	—	—	2,257	—
Finance	6,776	1,802	450	8	9,036	—
Service industry and business activities	4,758	10	11	—	4,779	—
Agriculture, forestry and fishing	513	—	—	—	513	—
Property	2,576	49	—	—	2,625	—
Individuals
Home mortgages	8,802	—	—	—	8,802	—
Other	3,412	105	—	—	3,517	—
Finance leases and instalment credit	96	—	—	—	96	—
Interest accruals	110	26	—	—	136	—
Total Europe	32,647	2,226	461	8	35,342	—

Rest of the World
Central and local government	—	2	—	—	2	—
Finance	169	—	3	2	174	—
Service industry and business activities	—	—	14	—	14	—
Property	2	—	—	—	2	—
Individuals
Home mortgages	75	—	—	—	75	—
Other	792	—	—	—	792	—
Interest accruals	9	—	—	—	9	—
Total Rest of the World	1,047	2	17	2	1,068	—

			Group
		Treasury bills,
	Loans and advances	debt securities and		Settlement		Netting
	to banks and customers	equity shares	Derivatives	balances	Total	offset(1)
2005	£m	£m	£m	£m	£m	£m
Total
Central and local government	1,977	7,839	7	112	9,935	1,137
Manufacturing	9,991	85	78	—	10,154	2,249
Construction	6,741	27	28	—	6,796	842
Finance	109,945	21,594	2,490	3,819	137,848	4,564
Service industry and business activities	29,273	447	274	—	29,994	3,628
Agriculture, forestry and fishing	2,410	—	2	—	2,412	12
Property	20,146	59	96	—	20,301	986
Individuals
Home mortgages	16,730	—	1	—	16,731	—
Other	19,496	105	—	—	19,601	2
Finance leases and instalment credit	854	—	—	—	854	49
Interest accruals	406	186	—	—	592	2
	217,969	30,342	2,976	3,931	255,218	13,471

Note:
(1)
This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group’s credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

Notes on the accounts continued

33 Financial instruments (continued)

Industry risk - geographical analysis (continued)

			Bank
		Treasury bills,
	Loans and advances	debt securities and			Netting
	to banks and customers	equity shares	Derivatives	Total	offset(1)
2006	£m	£m	£m	£m	£m
UK
Central and local government	2,126	—	4	2,130	1,050
Manufacturing	6,391	—	74	6,465	3,174
Construction	4,225	—	34	4,259	766
Finance	66,045	91	981	67,117	399
Service industry and business activities	23,080	—	242	23,322	3,707
Agriculture, forestry and fishing	1,736	—	1	1,737	34
Property	17,329	—	64	17,393	744
Individuals
Home mortgages	35	—	—	35	—
Other	14,000	—	—	14,000	6
Interest accruals	334	—	—	334	—
Total UK	135,301	91	1,400	136,792	9,880

US
Finance	2	—	—	2	—
Service industry and business activities	—	1	—	1	—
Total US	2	1	—	3	—

Europe
Finance	906	—	—	906	—
Total Europe	906	—	—	906	—

Total
Central and local government	2,126	—	4	2,130	1,050
Manufacturing	6,391	—	74	6,465	3,174
Construction	4,225	—	34	4,259	766
Finance	66,953	91	981	68,025	399
Service industry and business activities	23,080	1	242	23,323	3,707
Agriculture, forestry and fishing	1,736	—	1	1,737	34
Property	17,329	—	64	17,393	744
Individuals
Home mortgages	35	—	—	35	—
Other	14,000	—	—	14,000	6
Interest accruals	334	—	—	334	—
	136,209	92	1,400	137,701	9,880

Note:
(1)
This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group’s credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

			Bank
		Treasury bills,
	Loans and advances	debt securities and			Netting
	to banks and customers	equity shares	Derivatives	Total	offset(1)
2005	£m	£m	£m	£m	£m
UK
Central and local government	1,689	—	7	1,696	1,137
Manufacturing	6,737	—	78	6,815	2,249
Construction	4,108	—	28	4,136	842
Finance	53,440	48	742	54,230	219
Service industry and business activities	23,140	—	249	23,389	3,626
Agriculture, forestry and fishing	1,700	—	2	1,702	12
Property	14,397	—	96	14,493	981
Individuals
Home mortgages	40	—	1	41	—
Other	13,434	—	—	13,434	2
Interest accruals	172	—	—	172	—
Total UK	118,857	48	1,203	120,108	9,068

US
Finance	54	—	—	54	—
Service industry and business activities	—	3	—	3	—
Interest accruals	21	—	—	21	—
Total US	75	3	—	78	—

Europe
Finance	1,133	—	—	1,133	—
Interest accruals	6	—	—	6	—
Total Europe	1,139	—	—	1,139	—

Total
Central and local government	1,689	—	7	1,696	1,137
Manufacturing	6,737	—	78	6,815	2,249
Construction	4,108	—	28	4,136	842
Finance	54,627	48	742	55,417	219
Service industry and business activities	23,140	3	249	23,392	3,626
Agriculture, forestry and fishing	1,700	—	2	1,702	12
Property	14,397	—	96	14,493	981
Individuals
Home mortgages	40	—	1	41	—
Other	13,434	—	—	13,434	2
Interest accruals	199	—	—	199	—
	120,071	51	1,203	121,325	9,068

Note:
(1)
This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group’s credit risk is reduced through a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

Notes on the accounts continued

34 Memorandum items

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

	Group		Bank
	2006	2005	2006	2005
	£m	£m	£m	£m
Contingent liabilities:
Guarantees and assets pledged as collateral security	2,272	2,768	1,895	2,295
Other contingent liabilities	2,889	2,967	2,173	2,248
	5,161	5,735	4,068	4,543
Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	57,669	55,973	41,144	38,604
- one year and over	16,307	11,543	15,154	10,509
Other commitments	181	182	100	100
	74,157	67,698	56,398	49,213

Note:
In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

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

Contingent liabilities

Guarantees - the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties, indemnities and acceptances.

Commitments

Commitments to lend - under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, documentary credits and other short-term trade related transactions.

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

35 Net cash flows from operating activities

	Group			Bank
	2006	2005 *	2004 *	2006	2005 *	2004 *
	£m	£m	£m	£m	£m	£m
Operating profit before tax	3,456	3,411	3,230	1,963	2,315	2,382
(Increase)/decrease in prepayments and accrued income	(17)	988	(11)	30	557	(184)
Interest on subordinated liabilities	310	304	202	271	283	193
Increase/(decrease) in accruals and deferred income	37	(1,278)	(776)	(28)	(846)	261
Provisions for impairment losses	852	756	625	754	651	531
Loans and advances written-off net of recoveries	(730)	(762)	(550)	(644)	(715)	(489)
Unwind of discount on impairment losses	(67)	(76)	–	(55)	(61)	–
Profit on sale of property, plant and equipment	(31)	(51)	(11)	(31)	(39)	(10)
(Profit)/loss on sale of subsidiaries and associates	(70)	(12)	–	45	(221)	–
Profit on sale of investment securities	(86)	(327)	(12)	(24)	(320)	(1)
Charge for defined benefit pension schemes	229	149	133	168	97	96
Cash contribution to defined benefit pension schemes	(135)	(1,007)	(53)	(70)	(976)	(30)
Other provisions utilised	(30)	(18)	(25)	(20)	(16)	(19)
Depreciation and amortisation	257	382	462	202	326	402
Elimination of foreign exchange differences	1,503	(2,178)	1,178	143	189	3
Other non-cash items	(147)	(227)	332	1	(60)	(26)
Net cash inflow from trading activities	5,331	54	4,724	2,705	1,164	3,109
Increase in loans and advances to banks and customers	(40,552)	(24,532)	(22,788)	(15,215)	(4,182)	(5,414)
(Increase)/decrease in securities	(4,316)	(5,565)	44	2	1	329
Decrease/(increase) in other assets	1,303	(1,469)	72	707	(625)	(349)
Decrease/(increase) in derivative assets	230	797	986	(197)	335	257
Changes in operating assets	(43,335)	(30,769)	(21,686)	(14,703)	(4,471)	(5,177)
Increase in deposits by banks and customers	39,118	49,683	10,497	16,281	9,815	6,244
Increase/(decrease) in debt securities in issue	3,534	5,724	450	(9)	(1)	(9)
Increase/(decrease) in other liabilities	646	1,138	1,378	(26)	953	(630)
(Decrease)/increase in derivative liabilities	(314)	(951)	(1,131)	16	(286)	(291)
Increase/(decrease) in settlement balances and short positions	3,057	(652)	5,804	—	—	–
Changes in operating liabilities	46,041	54,942	16,998	16,262	10,481	5,314
Total income taxes paid	(1,157)	(1,170)	(1,051)	(588)	(662)	(546)
Net cash inflow from operating activities	6,880	23,057	(1,015)	3,676	6,512	2,700

*restated (see Note 47).

36 Analysis of the net investment in business interests and intangible assets

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
Fair value given for business acquired	(20)	(238)	(739)	(624)	—	(239)
Additional investments in group undertakings	—	—	—	(719)	(217)	—
Cash and cash equivalents acquired	—	25	15	—	—	—
Non-cash consideration	—	3	—	—	—	—
Net outflow of cash in respect of purchases	(20)	(210)	(724)	(1,343)	(217)	(239)
Cash and cash equivalents in businesses sold	—	(2)	—	—	—	—
Other assets sold	(41)	260	37	1	7	16
Repayment of investments	—	—	—	1,022	2	—
Non-cash consideration	112	(25)	—	—	—	—
Profit/(loss) on disposal	70	12	—	(45)	221	—
Net cash inflow on disposals	141	245	37	978	230	16
Dividends received from joint ventures	17	7	—	—	—	—
Net cash expenditure on other intangible assets	(230)	(210)	(184)	(159)	(180)	(184)
Net outflow	(92)	(168)	(871)	(524)	(167)	(407)

Notes on the accounts continued

37 Interest received and paid

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
Interest received	9,952	8,475	7,322	6,601	5,621	5,265
Interest paid	(5,527)	(4,164)	(2,970)	(3,405)	(2,683)	(2,313)
	4,425	4,311	4,352	3,196	2,938	2,952

38 Analysis of changes in financing during the year

	Group				Bank
	Share capital		Subordinated		Share capital		Subordinated
	& share premium		liabilities		& share premium		liabilities
	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,969	3,388	6,648	5,808	2,969	3,388	5,501	4,747
Implementation of IAS 32 on 1 January 2005		(419)		530		(419)		530
Net proceeds from issue of subordinated liabilities			91	291			—	—
Repayment of subordinated liabilities			(719)	(210)			(590)	(210)
Net cash (outflow)/inflow from financing	—	—	(628)	81	—	—	(590)	(210)
Currency translation and other adjustments	—	—	(379)	229	—	—	(328)	434
At 31 December	2,969	2,969	5,641	6,648	2,969	2,969	4,583	5,501

39 Analysis of cash and cash equivalents

	Group			Bank
	2006	2005	2004	2006	2005	2004
	£m	£m	£m	£m	£m	£m
At 1 January
- cash	33,273	14,816	17,779	13,952	9,952	9,777
- cash equivalents	15,151	8,029	11,039	4,636	1,959	3,168
Net cash inflow	3,036	25,579	(5,973)	939	6,677	(1,034)
At 31 December	51,460	48,424	22,845	19,527	18,588	11,911

Comprising:
Cash and balances at central banks	1,430	1,446	1,480	795	779	853
Treasury bills and debt securities	1	1	—	—	—	—
Loans and advances to banks	50,029	46,977	21,365	18,732	17,809	11,058
Cash and cash equivalents	51,460	48,424	22,845	19,527	18,588	11,911

The Bank and certain subsidiary undertakings are required to maintain balances with the Central banks which, at 31 December 2006, amounted to £95 million (2005 - £122 million).

40 Net cashflow on discontinued operations

Group
2005
£m
Net cashflow from operating activities	194
Net cashflow from financing activities	(194)
Cash and cash equivalents at 1 January and 31 December	—

41 Segmental analysis

(a)	Divisions
The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group’s activities are organised as follows:

•
Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing a full range of debt financing, risk management and investment services to its customers.

•
UK Corporate Banking provides banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

•
Retail comprises the NatWest retail brand, and a number of direct providers offering a full range of banking products and related financial services to the personal, premium and small business markets across several distribution channels. Retail also includes the Group’s non-branch based retail business that issues a comprehensive range of credit and charge cards to personal and corporate customers and provides card processing services for retail businesses.

•	Wealth Management provides private banking and investment services to its global clients through Coutts Group and NatWest Offshore.

•
Ulster Bank Group brings together the Ulster Bank and First Active businesses. Retail Markets serves personal customers through both brands and Corporate markets caters for the banking needs of business and corporate customers.

•
Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central items. The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses but for the first time in 2006, with comparatives restated accordingly, they are allocated to customer-facing divisions for financial reporting purposes on a basis the directors consider to be reasonable. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries, and where appropriate, allocation of Manufacturing costs (‘Contribution’) and after allocation of Manufacturing costs (‘Operating profit before tax’) are shown below.

	Net				Depreciation			Allocation of	Operating
	interest	Non-interest		Operating	and	Impairment		Manufacturing	profit
	income	income	Total	expenses	Amortisation	losses	Contribution	costs	before tax
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	437	1,269	1,706	(649)	(8)	24	1,073	(94)	979
UK Corporate Banking	1,048	407	1,455	(480)	-	(72)	903	(224)	679
Retail	2,499	1,980	4,479	(1,059)	(9)	(730)	2,681	(1,109)	1,572
Wealth Management	248	345	593	(318)	(11)	(1)	263	(51)	212
Ulster Bank	773	231	1,004	(294)	(21)	(71)	618	(214)	404
Manufacturing	(84)	26	(58)	(1,472)	(204)	-	(1,734)	1,734	-
Central items	(472)	619	147	(427)	7	(2)	(275)	(42)	(317)
	4,449	4,877	9,326	(4,699)	(246)	(852)	3,529	-	3,529
Amortisation of intangibles	-	-	-	-	(6)	-	(6)	-	(6)
Integration costs	-	-	-	(62)	(5)	-	(67)	-	(67)
	4,449	4,877	9,326	(4,761)	(257)	(852)	3,456	-	3,456

Note:
(1)	Revenue represents total income included in the income statement grossed-up for interest payable and fees and commissions payable.

Notes on the accounts continued

41 Segmental analysis (continued)

	Net				Depreciation			Allocation of	Operating
	interest	Non-interest		Operating	and	Impairment		Manufacturing	profit
	income	income	Total	expenses	Amortisation	losses	Contribution	costs	before tax
2005	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	653	968	1,621	(467)	(7)	27	1,174	(93)	1,081
UK Corporate Banking	972	272	1,244	(330)	-	(35)	879	(224)	655
Retail	2,345	1,818	4,163	(876)	(7)	(661)	2,619	(1,136)	1,483
Wealth Management	213	294	507	(276)	(13)	(6)	212	(54)	158
Ulster Bank	655	203	858	(246)	(24)	(58)	530	(207)	323
Manufacturing	(37)	33	(4)	(1,550)	(57)	-	(1,611)	1,611	-
Central items	(552)	260	(292)	(254)	(137)	(19)	(702)	103	(599)
Continuing operations	4,249	3,848	8,097	(3,999)	(245)	(752)	3,101	-	3,101
Discontinued Operations	212	9	221	(70)	-	(4)	147	-	147
Amortisation of intangibles	-	-	-	-	(6)	-	(6)	-	(6)
Integration costs	-	-	-	(32)	(131)	-	(163)	-	(163)
Net gain on sale of strategic investments	-	332	332	-	-	-	332	-	332
	4,461	4,189	8,650	(4,101)	(382)	(756)	3,411	-	3,411

	Net				Depreciation			Allocation of	Operating
	interest	Non-interest		Operating	and	Impairment		Manufacturing	profit
	income	income	Total	expenses	Amortisation	losses	Contribution	costs	before tax
2004	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	436	937	1,373	(376)	(5)	(79)	913	(82)	831
UK Corporate Banking	647	563	1,210	(271)	-	(61)	878	(247)	631
Retail	2,301	1,583	3,884	(884)	(4)	(447)	2,549	(905)	1,644
Wealth Management	188	275	463	(268)	(29)	(2)	164	(82)	82
Ulster Bank	550	193	743	(207)	(22)	(40)	474	(123)	351
Manufacturing	(36)	33	(3)	(1,401)	(119)	-	(1,523)	1,523	-
Central items	32	43	75	(221)	(6)	(1)	(153)	84	(237)
	4,118	3,627	7,745	(3,628)	(185)	(630)	3,302	-	3,302
Discontinued Operations	265	13	278	(52)	(1)	5	230	-	230
Amortisation of intangibles	-	-	-	-	(5)	-	(5)	-	(5)
Integration costs	-	-	-	(26)	(271)	-	(297)	-	(297)
	4,383	3,640	8,023	(3,706)	(462)	(625)	3,230	-	3,230

Notes:
(1)	Global Banking & Markets and UK Corporate Banking were established on 1 January 2006. The figures for 2005 and 2004 for Corporate Markets have now been allocated to those segments.
(2)	Revenue represents total income included in the income statement grossed-up for interest payable and commissions payable.

	Group
							Cost to
							acquire fixed
							assets and
	Assets –			Liabilities –			intangible		Cost to
	before			before			assets - before		acquire
	allocation of	Allocation of		allocation of	Allocation of		allocation of	Allocation of	fixed assets
	Manufacturing	Manufacturing		Manufacturing	Manufacturing		Manufacturing	Manufacturing	and intangible
	assets	assets	Assets	liabilities	liabilities	Liabilities	assets	assets	assets
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	126,238	106	126,344	107,242	—	107,242	182	14	196
UK Corporate Banking	36,476	179	36,655	36,921	—	36,921	—	38	38
Retail	57,035	1,003	58,038	62,978	—	62,978	3	156	159
Wealth Management	21,741	86	21,827	20,795	—	20,795	13	17	30
Ulster Bank	45,112	117	45,229	41,806	—	41,806	166	21	187
Manufacturing	1,977	(1,977)	—	329	(329)	—	302	(302)	—
Central items	2,082	486	2,568	9,405	329	9,734	4	56	60
Group	290,661	—	290,661	279,476	—	279,476	670	—	670

2005
Global Banking & Markets	110,597	94	110,691	96,059	—	96,059	—	14	14
UK Corporate Banking	33,217	155	33,372	32,155	—	32,155	80	27	107
Retail	53,833	1,124	54,957	57,716	—	57,716	46	197	243
Wealth Management	19,585	40	19,625	18,802	—	18,802	17	7	24
Ulster Bank	39,249	221	39,470	37,026	—	37,026	77	81	158
Manufacturing	1,876	(1,876)	—	509	(509)	—	328	(328)	—
Central items	2,246	242	2,488	8,152	509	8,661	—	2	2
Group	260,603	—	260,603	250,419	—	250,419	548	—	548

Note:
(1)	Global Banking & Markets and UK Corporate Banking were established on 1 January 2006. The figures for 2005 for Corporate Markets have now been allocated to those segments.

		2006			2005			2004
		Inter			Inter			Inter
	External	Segment	Total	External	Segment	Total	External	Segment	Total
Total Revenue	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	3,180	1,334	4,514	2,212	1,002	3,214	1,939	659	2,598
UK Corporate Banking	2,222	-	2,222	1,923	1	1,924	1,883	254	2,137
Retail	6,120	4	6,124	5,954	1,301	7,255	5,274	1,264	6,538
Wealth Management	1,266	2	1,268	1,102	2	1,104	865	1	866
Ulster Bank	2,369	20	2,389	1,763	25	1,788	1,315	19	1,334
Manufacturing	26	5	31	45	6	51	16	8	24
Central items	479	570	1,049	64	438	502	109	356	465
Eliminations	-	(1,935)	(1,935)	-	(2,775)	(2,775)	-	(2,561)	(2,561)
	15,662	-	15,662	13,063	-	13,063	11,401	-	11,401
Discontinued operations	-	-	-	246	-	246	302	-	302
Net gain on sale of strategic investments	-	-	-	332	-	332	-	-	-
	15,662	-	15,662	13,641	-	13,641	11,703	-	11,703

		2006			2005			2004
		Inter			Inter			Inter
	External	Segment	Total	External	Segment	Total	External	Segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	1,769	(63)	1,706	1,507	114	1,621	1,652	(279)	1,373
UK Corporate Banking	1,805	(350)	1,455	1,617	(373)	1,244	1,297	(87)	1,210
Retail	4,493	(14)	4,479	4,225	(62)	4,163	3,767	117	3,884
Wealth Management	599	(6)	593	508	(1)	507	465	(2)	463
Ulster Bank	1,014	(10)	1,004	860	(2)	858	747	(4)	743
Manufacturing	(37)	(21)	(58)	26	(30)	(4)	22	(25)	(3)
Central items	(317)	464	147	(646)	354	(292)	(205)	280	75
	9,326	-	9,326	8,097	-	8,097	7,745	-	7,745
Discontinued operations	-	-	-	221	-	221	278	-	278
Net gain on sale of strategic investments	-	-	-	332	-	332	-	-	-
	9,326	-	9,326	8,650	-	8,650	8,023	-	8,023

Segmental analysis of goodwill is as follows:

	Group
	Global
	Banking &		Wealth	Ulster
	Markets	Retail	Management	Bank	Total
	£m	£m	£m	£m	£m
At 1 January 2005	98	69	147	425	739
Currency translation and other adjustments	10	(2)	(4)	(11)	(7)
Arising on acquisitions during the year	—	40	—	—	40
Disposals	—	—	(12)	—	(12)
At 31 December 2005	108	107	131	414	760
Currency translation and other adjustments	(14)	(8)	(7)	(9)	(38)
Disposals	—	—	(3)	—	(3)
At 31 December 2006	94	99	121	405	719

(b)	Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Group
				Rest of
	UK	USA	Europe	the World	Total
2006	£m	£m	£m	£m	£m
Total revenue	11,811	1,140	2,506	205	15,662

Net interest income	3,865	(11)	581	14	4,449
Fees and commissions (net)	2,327	258	309	74	2,968
Income from trading activities	547	783	126	2	1,458
Other operating income	315	48	88	—	451
Total income	7,054	1,078	1,104	90	9,326

Operating profit before tax	2,434	623	399	—	3,456

Total assets	168,696	76,883	42,334	2,748	290,661

Total liabilities	163,083	74,723	38,938	2,732	279,476

Net assets attributable to equity shareholders and minority interests	5,613	2,160	3,396	16	11,185

Contingent liabilities and commitments	65,331	3,978	8,049	1,960	79,318

Cost to acquire property, plant and equipment and intangible assets	490	46	130	4	670

2005
Total revenue	10,417	1,078	1,982	164	13,641

Net interest income	3,858	12	578	13	4,461
Fees and commissions (net)	2,308	157	208	73	2,746
Income from trading activities	(5)	777	33	3	808
Other operating income	493	45	97	—	635
Total income	6,654	991	916	89	8,650

Operating profit before tax	2,522	560	297	32	3,411

Total assets	138,574	74,162	44,673	3,194	260,603

Total liabilities	133,341	72,218	41,787	3,073	250,419

Net assets attributable to equity shareholders and minority interests	5,233	1,944	2,886	121	10,184

Contingent liabilities and commitments	58,025	6,231	9,177	—	73,433

Cost to acquire property, plant and equipment and intangible assets	368	29	144	7	548

2004
Total revenue	9,252	1,418	915	118	11,703

Net interest income	3,790	12	568	13	4,383
Fees and commissions (net)	2,175	94	225	58	2,552
Income from trading activities	148	720	15	4	887
Other operating income	149	29	22	1	201
Total income	6,262	855	830	76	8,023

Operating profit before tax	2,443	450	309	28	3,230

Total assets	107,089	58,481	29,722	1,929	197,221

Total liabilities	101,451	57,369	28,069	1,915	188,804

Net assets attributable to equity shareholders and minority interests	5,638	1,112	1,653	14	8,417

Contingent liabilities and commitments	60,174	4,190	7,923	—	72,287

Cost to acquire property, plant and equipment and intangible assets	367	8	626	—	1,001

Notes on the accounts continued

42 Directors’ and key management remuneration

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £307,000 (2005 - £308,000).

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year was as follows:

	RBS Group
	2006	2005
	£000	£000
Short-term benefits	41,003	26,180
Post-employment benefits	11,264	9,383
Other long-term benefits	3,309	4,215
Share-based payments	2,787	1,568
	58,363	41,346

43 Transactions with directors, officers and others

(a)
At 31 December 2006, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £42,977 in respect of loans to eight persons who were directors of the company (or persons connected with them) at any time during the financial period and £14,487,382 to 54 people who were officers of the company at any time during the financial period.

(b)
For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group’s Group Executive Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2006	2005
	£000	£000
Loans and advances to customers	1,884	1,035
Customer accounts	1,797	378

Key management have banking relationships with Group entities which are entered into in the normal course of business.

Key management had no reportable transactions or balances with the company except for dividends.

44 Related parties

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

	2006	2005
	£m	£m
Income
Interest receivable	3,204	1,112
Interest payable	744	367
Fees and commissions receivable	122	94
Fees and commissions payable	106	100

Expenses
Other administrative expenses	1,761	1,529

45	Transition to IFRS
Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005

	UK GAAP	IFRS
(a)	Financial instruments: financial assets

Loans are measured at cost less provisions for bad and doubtful debts, derivatives held-for-trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below).

Debt securities and equity shares intended for use on a continuing basis in the Group’s activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.

Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held-for-trading; designated as at fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held-for-trading or designated as at fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as at fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held-for-trading or designated as at fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

(b)	Financial instruments: financial liabilities
	Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.	IAS 39 requires all financial liabilities to be measured at amortised cost except those held-for-trading and those that were designated as at fair value through profit or loss on initial recognition.

(c)	Liabilities and equity
Under UK GAAP, all shares are classified as shareholders’ funds. An analysis of shareholders’ funds between equity and non-equity interests is given.
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

(d)	Effective interest rate and lending fees Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.
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

On implementation of IAS 39, the carrying value of financial assets was reduced by £256 million and financial liabilities increased by £81 million, deferred tax was reduced by £101 million and shareholders’ equity reduced by £236 million.

Notes on the accounts continued

45	Transition to IFRS
Implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005 (continued)

	UK GAAP	IFRS
(e)
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

(f)	Loan impairment

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

IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. There is no concept of specific and general provision – under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

(g)	Offset
Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.
For a financial asset and a financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously.

On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £34 billion.

(h)	Linked presentation
	FRS 5 ‘Reporting the Substance of Transactions’ allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.

(i)	Extinguishment of liabilities
	Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

Analysis of IAS 32, IAS 39 and IFRS 4 adjustments

Balance sheet at 1 January 2005 - Group

	IFRS												IFRS
	31						Provisioning						1
	December		Other	Debt/	Classification/	Embedded	and	Hedging/		Revenue		Total	January
	2004	Offset	IAS 39	equity	measurement	derivatives	impairment	measurement	Derecognition	recognition	Other	adjustments	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at
central banks	1,589	—	—	—	—	—	—	—	—	—	—	—	1,589
Treasury bills and
other eligible bills	172	—	—	—	—	—	—	—	—	—	—	—	172
Loans and advances
to banks	29,982	12,209	4	—	—	—	—	28	—	—	1	12,242	42,224
Loans and advances
to customers	131,679	19,588	551	—	(1)	—	(218)	133	1,479	(254)	(2)	21,276	152,955
Debt securities	22,426	—	138	—	(2)	—	—	—	—	—	—	136	22,562
Equity shares	1,338	—	—	—	289	—	—	—	—	—	—	289	1,627
Intangible assets	1,244	—	—	—	—	—	—	—	—	—	—	—	1,244
Property, plant and
equipment	1,542	—	—	—	—	—	—	—	—	—	—	—	1,542
Settlement balances	3,538	—	—	—	—	—	—	—	—	—	—	—	3,538
Derivatives at fair value	1,366	1,983	—	—	3	60	—	366	—	—	(1)	2,411	3,777
Prepayments,
accrued income
and other assets	2,345	—	(693)	—	(2)	(15)	—	(202)	295	(2)	52	(567)	1,778
Total assets	197,221	33,780	—	—	287	45	(218)	325	1,774	(256)	50	35,787	233,008

Liabilities
Deposits by banks	23,873	12,209	8	—	—	—	—	10	—	—	—	12,227	36,100
Customer accounts	126,119	19,588	349	—	(2)	(15)		(18)	99	—	—	20,001	146,120
Debt securities in issue	3,597	—	—	—	—	—	—	—	1,479	—	1	1,480	5,077
Settlement balances
and short positions	21,670	—	163	—	—	—	—	—	—	—	—	163	21,833
Derivatives at fair value	1,105	1,983	—	—	3	60	—	457	—	—	—	2,503	3,608
Accruals, deferred
income and other
liabilities	4,539	—	(623)	(7)	76	(3)	—	(291)	295	81	—	(472)	4,067
Retirement benefit
liabilities	2,093	—	—	—	—	—	—	—	—	—	—	—	2,093
Deferred taxation
liabilities	—	—	—	—	86	1	(55)	50	(30)	(101)	49	—	—
Subordinated liabilities	5,808	—	103	426	—	—	—	—	—	—	1	530	6,338
Minority interests	408	—	—	(6)	—	—	—	—	—	—	—	(6)	402
Shareholders’ equity	8,009	—	—	(413)	124	2	(163)	117	(69)	(236)	(1)	(639)	7,370
Total liabilities and equity	197,221	33,780	—	—	287	45	(218)	325	1,774	(256)	50	35,787	233,008

Notes on the accounts continued

45 Transition to IFRS
Analysis of IAS 32, IAS 39 and IFRS 4 adjustments (continued)

Balance sheet at 1 January 2005 - Bank

	IFRS												IFRS
	31						Provisioning						1
	December		Other	Debt/	Classification/	Embedded	and	Hedging/		Revenue		Total	January
	2004	Offset	IAS 39	equity	measurement	derivatives	impairment	measurement	Derecognition	recognition	Other	adjustments	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at
central banks	956	—	—	—	—	—	—	—	—	—	—	—	956
Loans and advances
to banks	15,994	2,885	—	—	—	—	—	25	—	—	—	2,910	18,904
Loans and advances
to customers	77,619	10,880	409	(33)	—	—	(207)	133	—	(272)	1	10,911	88,530
Debt securities	39	—	—	—	—	—	—	—	—	—	—	—	39
Equity shares	587	—	—	—	288	—	—	—	—	—	—	288	875
Investment in Group
undertakings	6,253	—	—	31	—	—	—	—	—	—	—	31	6,284
Intangible assets	434	—	—	—	—	—	—	—	—	—	—	—	434
Property, plant and
equipment	1,247	—	—	—	—	—	—	—	—	—	—	—	1,247
Derivatives at fair value	704	706	—	—	—	7	—	121	—	—	—	834	1,538
Prepayments,
accrued income
and other assets	1,834	—	(409)	—	—	(7)	—	38	—	—	36	(342)	1,492
Total assets	105,667	14,471	—	(2)	288	—	(207)	317	—	(272)	37	14,632	120,299
Liabilities
Deposits by banks	3,480	2,885	3	—	—	—	—	—	—	—	(1)	2,887	6,367
Customer accounts	87,925	10,880	264	—	—	(7)		—	99	—	—	11,236	99,161
Debt securities in issue	39	—	—	—	—	—	—	—	—	—	—	—	39
Derivatives at fair value	283	706	—	—	—	7	—	419	—	—	—	1,132	1,415
Accruals, deferred
income and other
liabilities	2,171	—	(370)	(6)	1	—	—	(270)	—	78	(3)	(570)	1,601
Retirement benefit
liabilities	1,920	—	—	—	—	—	—	—	—	—	—	—	1,920
Deferred tax	—	—	—	—	86	—	(36)	46	(30)	(105)	39	—	—
Subordinated liabilities	4,747	—	103	426	—	—	—	—	—	—	1	530	5,277
Shareholders’ equity	5,102	—	—	(422)	201	—	(171)	122	(69)	(245)	1	(583)	4,519
Total liabilities and equity	105,667	14,471	—	(2)	288	—	(207)	317	—	(272)	37	14,632	120,299

Reconciliation of shareholders’ funds	Group	Bank
	£m	£m
Shareholders' funds under IFRS at 31 December 2004	8,009	5,102
Standards applicable from 1 January 2005:
Non-equity shares reclassified to debt	(419)	(419)
Revenue recognition	(337)	(350)
Derecognition	(99)	(99)
Securities	210	287
Other	(43)	(2)
Tax effect on adjustments	49	—
Shareholders' funds under IFRS at 1 January 2005	7,370	4,519
Equity - minority interests	402	—
Equity under IFRS at 1 January 2005	7,772	4,519

	Group		Bank
	Fair value on		Fair value on
	implementation of	Carrying value	implementation of	Carrying value
	IAS 39	under UK GAAP	IAS 39	under UK GAAP
As at 1 January 2005	£m	£m	£m	£m
Financial assets
- designated as at fair value through profit or loss	1,137	1,062	60	60
- available-for-sale	3,851	3,562	911	624

Financial liabilities
- designated as at fair value through profit or loss	1,326	1,259	60	60

46  Significant differences between IFRS and US GAAP

The consolidated accounts of the Group have been prepared in accordance with IFRS issued and extant at 31 December 2006 which differ in certain significant respects from US GAAP. The significant differences which affect the Group are summarised below in three separate sections:

Section (1) covers ongoing significant differences between IFRS and US GAAP.

Section (2) summarises those adjustments that, although the applicable IFRS and US GAAP standards are substantially the same, arise because their effective dates for the Group differ.

Section (3) sets out significant differences between US GAAP and IFRS for 2004.

(1)	Ongoing GAAP differences

	IFRS	US GAAP
(a)	Property revaluation and depreciation

Prior to the implementation of IFRS the Group revalued annually freehold and leasehold properties occupied for its own use. On transition to IFRS, as permitted by IFRS 1 valuation of these properties at 31 December 2003 was deemed to be their cost.
Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the depreciated cost for own-use and investment properties.

Investment properties are carried at fair value; changes in fair value are included in profit or loss.
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

For US GAAP reporting purposes, The Royal Bank of Scotland Group plc is designated the scheme sponsor of the main scheme, and consequently follows defined benefit plan accounting for this scheme in its consolidated financial statements.  NatWest Group is one of the participating subsidiaries of the main scheme and as such it is required under US GAAP to account for its participation in the main scheme as a participation in a multi-employer pension plan by recording the amounts allocated by the scheme sponsor.

	IFRS	US GAAP
(e)	Sale and leaseback transactions
	If a sale and leaseback transaction results in an operating lease and it is clear that the transaction is established at fair value, the seller recognises any profit immediately.	If a sale and leaseback transaction results in an operating lease, the seller recognises any profit on the sale in proportion to the related gross rental charged to expense over the lease term unless:

(a) the seller relinquishes the right to substantially all the remaining use of the property sold in which case the sale and leaseback is accounted for as separate transactions; or

(b)
the seller retains more than a minor part but less than substantially all of the use of the property through the leaseback in which case the profit on sale in excess of the present value of minimum lease payments is recognised at the date of sale.

(f)	Financial instruments
Financial assets at fair value through profit or loss
	Under IFRS, financial assets held for trading are measured at fair value. A financial asset may be designated as at fair value through profit or loss on initial recognition.	Trading securities and derivatives are carried at fair value. Designation on initial recognition is not allowed.

Debt securities classified as loans and receivables
Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses. The Group has classified some debt securities as loans and receivables.

Under US GAAP, these debt securities are classified as available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.

Available-for-sale financial assets
Under IAS 39 financial assets classified as available-for-sale may take any legal form.
Under US GAAP, debt and equity securities having a readily determinable fair value are classified as available-for-sale. Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity.

	Equity shares, the sale of which is restricted by contractual requirements (restricted stock) are carried at fair value.	Restricted stock are recorded at cost.

Loans classified as held-for-trading
Under IAS 39, loans classified as held-for-trading are carried at fair value.
Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except those held by the Group’s broker-dealer and its affiliates which are recorded at fair value.

46  Significant differences between IFRS and US GAAP (continued)

	IFRS	US GAAP
Foreign exchange gains and losses on monetary available-for- sale financial assets

For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale debt security is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from retranslating amortised cost are recognised in profit or loss.
Exchange differences are included with other unrealised gains and losses on available-for-sale securities and reported in a separate component of equity.

Financial liabilities

All financial liabilities held-for-trading are classified as such and carried at fair value with changes in fair value recognised in net income. A financial liability may be designated as at fair value through profit or loss.
Only financial liabilities that are derivatives and short positions are carried at fair value with changes in fair value recognised in net income.
(g)	Derivatives and hedging

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

US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes except hedges of net investments in overseas operations. All derivatives are measured at fair value with changes in fair value recognised in net income.

(h)	Liabilities and equity
	Certain preference shares issued by the company where distributions are not discretionary are classified as debt.	Under US GAAP, preference shares issued by the company are classified as equity, as they are perpetual and redeemable only at the option of the company.
(i)	Consolidation

All entities controlled by the Group are consolidated including those special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the Group.

US GAAP requires consolidation by the primary beneficiary of a variable interest entity (VIE). An enterprise is the primary beneficiary of a VIE if it will absorb the majority of the VIE’s expected losses, receive a majority of expected residual returns, or both.

This GAAP difference has no effect on net income or shareholders’ equity.
(j)	Offset arrangements

A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting agreements do not generally provide a basis for offsetting.

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

This GAAP difference has no effect on net income or shareholders’ equity.

(2)	Implementation timing differences

This section sets out those adjustments that, although the applicable IFRS and US GAAP standards are substantially the same, arise because their effective dates for the Group differ.

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

In 2004 no amortisation was written back.

Other adjustments in the reconciliation of net income from IFRS to US GAAP for the year ended 31 December 2005 include refinements to estimates, primarily loan impairment provisions, arising from the implementation of IFRS.

46 Significant differences between IFRS and US GAAP (continued)

(3)	For 2004

As permitted by IFRS 1, in the preparation of the Group’s 2004 consolidated income statements and balance sheets, all IFRS have been applied except those relating to financial instruments and insurance contracts where UK GAAP principles then current have been applied.

	IFRS or relevant UK GAAP	US GAAP
(a)	Property revaluation and depreciation

Prior to the implementation of IFRS the Group revaluedannually freehold and leasehold properties occupied for itsown use. On transition to IFRS, as permitted by IFRS 1 valuation of these properties at 31 December 2003 was deemed to be their cost.
Under US GAAP, revaluations of property are not permitted.Own-use and investment properties are depreciated and gains and losses on disposal based on depreciated cost.

Investment properties are carried at fair value; changes in fair value are included in profit or loss.
(b)	Leasehold property provisions
	Provisions are raised on leasehold properties when there is acommitment to vacate the property.	Provisions are recognised on leasehold properties at the timethe property is vacated.
(c)	Loan origination
	Certain loan origination fees, together with related costs, arerecognised in the income statement as received or incurred.	Loan origination fees and certain direct costs are deferred andrecognised over the period of the related loan or facility.
(d)	Pension costs

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

For US GAAP reporting purposes, The Royal Bank of Scotland Group plc is designated the scheme sponsor of the main scheme, and consequently follows defined benefit plan accounting for this scheme in its consolidated financial statements.  NatWest Group is one of the participating subsidiaries of the main scheme and as such it is required under US GAAP to account for its participation in the main scheme as a participation in a multi-employer pension plan by recording the amounts allocated by the scheme sponsor.

(e)	Extinguishment of liabilities
	Recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

	IFRS or relevant UK GAAP	US GAAP
(f)	Financial instruments

The Group’s debt and equity securities are classified as beingheld as investment securities or for trading purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for trading purposes are carried at fair value with changes in fair value recognised in profit or loss.

Investment securities held by the Group’s private equitybusiness are considered to be held by investment companies and carried at fair value, with changes in fair value being reflected in net income. The Group’s other investment debt securities and marketable investment equity shares are classified as available-for-sale securities and measured at fair value with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other-than-temporary in which case the loss is included in net income.

(g)	Derivatives and hedging

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
A non-derivative financial instrument cannot be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available-for-sale securities.

	Embedded derivatives are not bifurcated from the host contract.	Derivatives embedded in other financial instruments are accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

46  Significant differences between IFRS and US GAAP (continued)

Recent developments in US GAAP

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statement No 133 and 140’ which is effective for all financial instruments acquired or issued by the Group after 1 January 2007. This statement allows any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation to be measured at fair value. The statement also eliminates the exemption from applying SFAS 133 to interests in securitised financial assets.

In July 2006, the FASB issued Interpretation No.48 ‘Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No.109’ which clarifies the accounting for uncertainty in taxes and addresses the recognition and measurement of tax positions taken or expected to be taken. This Interpretation is effective from 1 January 2007 for the Group.

In September 2006, the FASB issued SFAS 157 ‘Fair Value Measurements’. This statement establishes a framework for fair value measurement and prescribes extended disclosures. SFAS 157 does not extend the scope of fair value measurement in financial statements. The statement will be effective from 1 January 2008 for the Group and will be applied prospectively except for: trades in an active market held by a broker-dealer or investment company where blockage factors were used in determining fair value, instruments recognised at fair value using transaction price in accordance with EITF 02-03, and hybrid instruments measured at fair value at initial recognition.

In February 2007, the FASB issued SFAS 159 ‘Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115’ which allows companies to report certain financial assets and liabilities at fair value. The statement’s objective is to reduce complexity in accounting for financial instruments and volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements. The statement is effective from 1 January 2008; early adoption is permitted from 1 January 2007 provided certain conditions are met.

The Group is evaluating the implications of the above standards and interpretation on its US GAAP reporting.

The FASB issued SFAS 156 ‘Accounting for Servicing of Financial assets – an amendment of FASB Statement No. 140’ in March 2006. This statement simplifies the accounting for servicing rights and related financial instruments used to economically hedge risks associated with those rights. SFAS 156 did not have any effect on the Group.

In September 2006, the FASB issued SFAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)’. SFAS 158 requires an employer to (i) recognise the overfunded or underfunded status of a defined benefit plan as an asset or liability with changes in that funded status recognised through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. It also specifies additional disclosures. SFAS 158 did not have any effect on the Group's US GAAP reporting.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (‘SAB No. 108’) ‘Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatement in Current Year Financial Statements’. SAB 108 requires a company to consider the amount by which the current year income statement may be misstated (‘rollover approach’) and the cumulative amount by which the current year balance sheet may be misstated (‘iron-curtain approach’) when assessing prior year misstatements. SAB 108 is effective for the Group’s 2006 consolidated financial statements; its adoption did not have a material effect.

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

	2006	2005	2004
Consolidated statement of income	£m	£m	£m
Profit attributable to ordinary shareholders – IFRS	2,586	2,446	2,316
Adjustments in respect of:
Property revaluation and depreciation	2	4	4
Leasehold property provisions	48	(17)	(20)
Loan origination	(58)	42	(17)
Pension costs	(3)	(89)	(119)
Sale and leaseback transactions	(37)	-	-
Extinguishment of liabilities	-	-	(49)
Financial instruments	(5)	(10)	21
Derivatives and hedging	(84)	(115)	(248)
Liabilities and equity	(33)	47	-
Other	-	(234)	66
Taxation	7	68	118
Net income available for ordinary shareholders – US GAAP	2,423	2,142	2,072

Income statement presentation under US GAAP does not differ significantly from IFRS except that under US GAAP impairment losses are included in total income.

	2006	2005
Consolidated shareholders’ equity	£m	£m
Shareholders' equity – IFRS	10,173	9,440
Adjustments in respect of:
Property revaluation and depreciation	(571)	(573)
Leasehold property provisions	69	21
Loan origination	189	247
Pension costs	2,027	2,030
Sale and leaseback transactions	(37)	-
Financial instruments	(42)	(18)
Derivatives and hedging	(41)	(30)
Liabilities and equity	293	460
Implementation timing difference – intangibles	62	67
Taxation	(652)	(700)
Shareholders' equity - US GAAP	11,470	10,944

Total assets under US GAAP of £289.8 billion (2005 – £257.0 billion) compared with total assets under IFRS of £290.7 billion (2005 – £260.6 billion) primarily reflects the effect of certain arrangements that can be netted under US GAAP together with the effect of adjustments made to shareholders' equity.

Notes on the accounts continued

47 Restatement of cash flow statements

The Group and Bank cash flow statements for the years ended 31 December 2005 and 2004 have been restated to correct an inadvertent error in the calculation of the effects of foreign exchange rate changes on cash and cash equivalents. No other caption is affected and the amount of cash and cash equivalents is unchanged.

The tables below show the effect of the restatements:

(a) Cash flow statements

	2005		2004
	Previously		Previously
	reported	Restated	reported	Restated
	£m	£m	£m	£m
Group
Elimination of foreign exchange differences and other non-cash items	4,227	(3,185)	(3,099)	750
Net cash inflow from trading activities	7,466	54	875	4,724
Net cash flows from operating activities before tax	31,639	24,227	(3,813)	36
Net cash flows from operating activities	30,469	23,057	(4,864)	(1,015)
Effects of foreign exchange rate changes on cash and cash equivalents	(4,791)	2,621	2,484	(1,365)
Bank
Elimination of foreign exchange differences and other non-cash items	(499)	(881)	(149)	66
Net cash inflow from trading activities	1,546	1,164	2,894	3,109
Net cash flows from operating activities before tax	7,556	7,174	3,031	3,246
Net cash flows from operating activities	6,894	6,512	2,485	2,700
Effects of foreign exchange rate changes on cash and cash equivalents	(247)	135	139	(76)

(b) Note 35 - Net cash inflow from operating activities

	2005		2004
	Previously		Previously
	reported	Restated	reported	Restated
	£m	£m	£m	£m
Group
Elimination of foreign exchange differences and other non-cash items	5,007	(2,405)	(2,339)	1,510
Net cash inflow from trading activities	7,466	54	875	4,724
Net cash flows from operating activities	30,469	23,057	(4,864)	(1,015)
Bank
Elimination of foreign exchange differences and other non-cash items	511	129	(238)	(23)
Net cash inflow from trading activities	1,546	1,164	2,894	3,109
Net cash flows from operating activities	6,894	6,512	2,485	2,700

48 Ultimate holding company

The Group’s ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2006, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

49 Post balance sheet events

In the Budget on 21 March 2007, the UK Government proposed, amongst other things, to reduce Corporation Tax rates by 2% to 28% with effect from 1 April 2008. There have been no other events between the year end and the date of approval of these accounts which could require a change to or disclosure in the accounts.

ITEM 19. EXHIBIT INDEX

Exhibit number		Description

1.1	*	Memorandum and Articles of Association of National Westminster Bank Plc

7.1		Explanation of ratio calculations

8.1		Omitted pursuant to General Instruction I(2)(b) of Form 10-K as applied to reports on Form 20-F

12.1		CEO certifications required by Rule 13a-14(a)

12.2		CFO certifications required by Rule 13a-14(a)

13.1		Certifications required by Rule 13a-14(b)

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

National Westminster Bank Plc
Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director

22 June 2007

Exhibit number		Description

1.1	*	Memorandum and Articles of Association of National Westminster Bank Plc

7.1		Explanation of ratio calculations

8.1		Omitted pursuant to General Instruction I(2)(b) of Form 10-K as applied to reports on Form 20-F

12.1		CEO certifications required by Rule 13a-14(a)

12.2		CFO certifications required by Rule 13a-14(a)

13.1		Certifications required by Rule 13a-14(b)

* Incorporated by reference to Exhibit 1.1 to the National Westminster Bank Plc Annual Report on Form 20-F for the fiscal year ended 31 December 2002 (File No. 1-9266).