Form 20-F
period 2007-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2008-06-25
CIK 702162

FORM 20-F

(Mark one)	☐			REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☒			ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF1934

For the fiscal year ended	31 December 2007

OR	☐			TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☐			SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from	to

Commission file number	1 - 9266

NATIONAL WESTMINSTER BANK Plc
ENGLAND
135 Bishopsgate, London, EC2M 3UR, England
Miller McLean, Group General Counsel and Group Secretary, Tel: +44 (0) 131 523 2333, Fax: +44 (0) 131 626 3081, PO Box 1000, Gogarburn, Edinburgh EH12 1HQ

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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2007, the close of the period covered by the annual report.
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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒  Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

		☐	Item 17	☐	Item 18

If this is an annual report, indicate by check mark whether is a shell company (as defined in Rule 12b-2 of the Exchange Act).
		☐	YES	☒	NO

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

NATIONAL WESTMINSTER BANK Plc

ANNUAL REPORT ON FORM 20-F
FOR THE YEAR ENDED 31 DECEMBER 2007
CONTENTS
Item	Item Caption	Page

	Presentation of Information	1
PART I
1	Identity of Directors, Senior Management and Advisers	*
2	Offer Statistics and Expected Timetable	*
3	Key Information	3
	Selected financial data	*
	Capitalisation and indebtedness	*
	Reasons for the offer and use of proceeds	*
	Risk factors	6
4	Information on the Bank	9
	History and development of the Bank	9
	Business overview	9
	Organisational structure	10
	Property, plants and equipment	10
4A	Unresolved Staff Comments	*
5	Operating and Financial Review and Prospects	11
	Operating results	11
	Liquidity and capital resources	32, 110
	Research and development, patents, licences etc	*
	Trend information	*
	Off balance sheet arrangements	*
	Contractual obligations	*
6	Directors, Senior Management and Employees	33
	Directors and senior management	*
	Compensation	*
	Board practices	33
	Employees	65
	Share ownership	34
7	Major Shareholders and Related Party Transactions	*
	Major shareholders	*
	Related party transactions	*
	Interests of experts and counsel	*
8	Financial Information	36
	Consolidated statements and other financial information	36
	Significant changes	38

*
Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or otherwise not included herein.

i

9	The Offer and Listing	39
	Offer and listing details	39
	Plan of distribution	*
	Markets	40
	Selling shareholders	*
	Dilution	*
	Expenses of the issue	*
10	Additional Information	41
	Share capital	*
	Memorandum and articles of association	41
	Material contracts	41
	Exchange controls	41
	Taxation	41
	Dividends and paying agents	*
	Statement of experts	*
	Documents on display	*
	Subsidiary information	*
11	Quantitative and Qualitative Disclosure about Market Risk	44
12	Description of Securities other than Equity Securities	*
PART II
13	Defaults, Dividend Arrearages and Delinquencies	*
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
15	Controls and Procedures	45
16	Reserved	*
16A	A Audit Committee financial expert	*
	B Code of ethics	*
	C Principal Accountant Fees and services	33, 68
	D Exemptions from the Listing Standards for Audit Committee	*
	E Purchases of Equity Securities by the Issuer and Affiliated Purchases	*
PART III
17	Financial Statements	*
18	Financial Statements	46
19	Exhibits	119
	Signature	120

*
Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or otherwise not included herein.

ii

PRESENTATION OF INFORMATION

In this report, the term 'Bank' or ‘Company’ means National Westminster Bank Plc and 'NatWest Group' means the Bank and its subsidiary undertakings.

National Westminster Bank Plc is a wholly-owned direct subsidiary of The Royal Bank of Scotland plc, which in turn is a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc. For the purpose of this report, the term 'RBS Group' means The Royal Bank of Scotland Group plc and its subsidiary undertakings, including the Bank, and the term the ‘Royal Bank’ refers to The Royal Bank of Scotland plc.

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

International Financial Reporting Standards
As required by the Companies Act 1985 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of NatWest Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together ‘IFRS’) as adopted by the European Union. It also complies with the IFRS as issued by the IASB. On implementation of IFRS on 1 January 2005, NatWest Group took advantage of the option in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ to implement IAS 39 ‘Financial Instruments: Recognition and Measurement’  and IAS 32 ‘Financial Instruments: Disclosure and Presentation’  from 1 January 2005 without restating its 2004 income statement and balance sheet. The date of transition to IFRS for NatWest Group and the date of its opening IFRS balance sheet is 1 January 2004.

NatWest Group’s published 2004 financial statements were prepared in accordance with then current UK generally accepted accounting principles (“UK GAAP” or “previous GAAP”) comprising standards issued by the UK Accounting Standards Board, pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and provisions of the Companies Act 1985.

NatWest Group is no longer required to include reconciliations of shareholders’ equity and net income under IFRS and US GAAP in its filings with the Securities and Exchange Commission in the US.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘could’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

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

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and NatWest Group in particular; general economic conditions in the UK and in other countries in which NatWest Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated fluctuations in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of NatWest Group in managing the risks involved in the foregoing.

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

As discussed on page 1, the consolidated financial statements of NatWest Group are prepared in accordance with International Financial Reporting Standards. NatWest Group took advantage of the option in IFRS 1 to implement IAS 32 and IAS 39 from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32 and IAS 39 on 1 January 2005 had a significant effect on NatWest Group's balance sheet. Therefore the information set out below for 2007, 2006 and 2005 are not directly comparable to 2004.

SELECTED FINANCIAL DATA

NatWest Group’s accounts are prepared in accordance with IFRS as issued by the IASB. Selected data under IFRS for each of the four years ended 31 December 2007 are presented below. Selected data under UK GAAP for each of the two years ended 31 December 2004 are presented on page 4.

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.9843, the Noon Buying Rate on 31 December 2007.

Amounts in accordance with IFRS

				2005		2004
	2007		2006	Discontinued*	Continuing	Discontinued*	Continuing
Summary consolidated income statement	$m	£m	£m	£m	£m	£m	£m

Net interest income	10,102	5,091	4,449	212	4,249	265	4,118
Non-interest income	6,475	3,263	4,877	9	4,180	13	3,627
Total income	16,577	8,354	9,326	221	8,429	278	7,745
Operating expenses	8,771	4,420	5,018	70	4,413	53	4,115
Profit before impairment losses	7,806	3,934	4,308	151	4,016	225	3,630
Impairment losses	1,684	849	852	4	752	(5)	630
Operating profit before tax	6,122	3,085	3,456	147	3,264	230	3,000
Tax	1,524	768	831	44	904	69	797
Operating profit after tax	4,598	2,317	2,625	103	2,360	161	2,203
Discontinued operations	-	-	-		103		161
Profit for the year	4,598	2,317	2,625		2,463		2,364
Minority interests	177	89	39		17		12
Preference dividends	-	-	-		-		36
Profit attributable to ordinary shareholders	4,421	2,228	2,586		2,446		2,316

Ordinary dividends	3,671	1,850	1,500		350		2,300

*	NatWest Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to the Royal Bank on 31 December 2005 at neither a profit nor a loss.

	2007		2006	2005	2004
Summary consolidated balance sheet	$m	£m	£m	£m	£m

Loans and advances	516,761	260,425	243,974	215,938	161,661
Debt securities and equity shares	73,471	37,026	33,426	29,568	23,764
Derivatives and settlement balances	12,451	6,275	6,320	6,907	4,904
Other assets	16,978	8,556	6,941	8,190	6,892
Total assets	619,661	312,282	290,661	260,603	197,221

Shareholders' equity	21,407	10,788	10,173	9,440	8,009
Minority interests	2,607	1,314	1,012	744	408
Subordinated liabilities	11,771	5,932	5,641	6,648	5,808
Deposits	496,829	250,380	227,477	203,925	149,992
Derivatives, settlement balances and short positions	36,126	18,206	26,617	24,231	22,775
Other liabilities	50,921	25,662	19,741	15,615	10,229
Total liabilities and equity	619,661	312,282	290,661	260,603	197,221

Financial data based upon IFRS:	2007	2006	2005	2004

Return on average total assets (1)	0.71%	0.94%	0.99%	1.21%
Return on average ordinary shareholders' equity (2)	21.9%	26.1%	29.6%	30.7%

Average shareholders' equity as a percentage of average total assets	3.2%	3.6%	3.3%	4.2%
Risk asset ratio
Tier 1	9.8%	9.9%	10.1%	n/a(4)
Total	13.2%	12.9%	14.1%	n/a(4)
Ratio of earnings to combined fixed charges and preference share dividends (3)
Including interest on deposits	1.43	1.64	1.84	2.11
Excluding interest on deposits	2.50	3.09	4.02	5.62
Ratio of earnings to fixed charges only (3)
Including interest on deposits	1.43	1.64	1.84	2.14
Excluding interest on deposits	2.50	3.09	4.02	5.92
Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
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

(4)
Upon adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The Risk Asset Ratios as at 31 December 2007, 2006 and 2005 have been presented in compliance with these revised FSA requirements.

Amounts in accordance with UK GAAP

	2004	2003
Summary consolidated profit and loss account	£m	£m

Net interest income	4,360	4,032
Non-interest income	3,641	3,226
Total income	8,001	7,258
Operating expenses	3,893	3,579
Profit before provisions	4,108	3,679
Provisions for bad and doubtful debts	625	549
Amounts written off fixed asset investments	-	1
Profit on ordinary activities before tax	3,483	3,129
Tax on profit on ordinary activities	955	946
Profit on ordinary activities after tax	2,528	2,183
Minority interests (including non-equity)	12	(1)
Preference dividends - non-equity	36	39
Profit attributable to ordinary shareholders	2,480	2,145

Ordinary dividends	2,300	2,257

	2004	2003
Summary consolidated balance sheet - UK GAAP	£m	£m

Loans and advances to banks (net of provisions)	27,674	35,412
Loans and advances to customers (net of provisions)	131,353	102,572
Debt securities and equity shares	23,707	22,799
Intangible fixed assets	766	273
Other assets	12,765	11,817
Total assets	196,265	172,873

Called up share capital	2,102	2,126
Share premium account	1,286	1,286
Other reserves	451	417
Profit and loss account	5,299	5,209
Shareholders' funds	9,138	9,038
Minority interests	408	3
Subordinated liabilities	5,808	5,743
Deposits by banks	23,082	17,558
Customer accounts	126,119	116,569
Debt securities in issue	3,255	2,112
Other liabilities	28,455	21,850
Total liabilities	196,265	172,873

Financial data based upon UK GAAP:	2004	2003

Return on average total assets (1)	1.30%	1.21%
Return on average ordinary shareholders' equity (2)	28.8%	25.6%
Average shareholders' equity as a percentage of average total assets	4.8%	5.0%
Risk asset ratio
Tier 1	8.0%	9.2%
Total	11.6%	13.3%
Ratio of earnings to combined fixed charges and preference share dividends (3)
Including interest on deposits	2.20	2.52
Excluding interest on deposits	6.10	6.92
Ratio of earnings to fixed charges only (3)
Including interest on deposits	2.23	2.57
Excluding interest on deposits	6.44	7.48

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders' equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders' equity.
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

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York (the 'Noon Buying Rate'):

US dollars per £1	May	April	March	February	January	December
	2008	2008	2008	2008	2008	2007
Noon buying rate

High	1.9818	1.9994	2.0311	1.9923	1.9895	2.0658
Low	1.9451	1.9627	1.9823	1.9405	1.9515	1.9774

US dollars per £1	31 December
	2007	2006	2005	2004	2003
Noon buying rate
Year end rate	1.9843	1.9586	1.7188	1.9160	1.7842
Average rate for the year (1)	2.0073	1.8582	1.8147	1.8356	1.6450

Consolidation rate (2)
Year end rate	2.0043	1.9651	1.7214	1.9346	1.7857
Average rate for the year	2.0015	1.8436	1.8198	1.8325	1.6354

Notes:

(1)	The average of the Noon Buying Rates on the last business day of each month during the year.
(2)	The rates used by NatWest Group for translating dollars into sterling in the preparation of its consolidated financial statements.
(3)	On 23 June 2008, the Noon Buying Rate was £1.00 = $1.9609.

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

NatWest Group’s borrowing costs and its access to the debt capital markets depend significantly on its credit ratings

On 22 April 2008, Moody’s rating service announced that it was placing the long-term ratings of the Bank under review for possible downgrade. A reduction in the long-term credit ratings may increase borrowing costs, limit access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Credit ratings are also important to NatWest Group when competing in certain markets, such as longer-term over-the-counter derivatives. Therefore, further reductions in the NatWest Group’s credit ratings could adversely affect its access to liquidity and competitive position and, hence, negatively impact its earnings.

NatWest Group’s business performance could be affected if its capital resources are not managed effectively

NatWest Group’s capital is critical to its ability to operate its businesses, to grow organically and to take advantage of strategic opportunities. NatWest Group is required by regulators in the UK and in other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. NatWest Group mitigates the risk by careful management of its balance sheet and capital resources, through capital raising activities, disciplined capital allocation and the hedging of capital currency exposures.

Liquidity risk is inherent in NatWest Group’s operations

Liquidity risk is the risk that NatWest Group will be unable to meet its obligations as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors such as an over reliance on a particular source of funding, changes in credit ratings or by marketwide phenomena such as market dislocation and major disasters. NatWest Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, in controlling the mis-match of maturities and from carefully monitoring its undrawn commitments and contingent liabilities.

NatWest Group’s future earnings could be affected by market illiquidity

Financial markets are sometimes subject to significant stress conditions where steep falls in perceived or actual asset values are accompanied by severe reduction in market liquidity, such as recent events in the US sub-prime residential mortgage market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions. Severe market events are difficult to foresee and, if they occur, could result in NatWest Group incurring significant losses. In 2007, NatWest Group recorded significant write-downs on its trading portfolios. As market conditions change the fair value of NatWest Group’s instruments could fall further. Furthermore, recent market volatility and illiquidity has made it difficult to value certain of NatWest Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in significant changes in the fair values of these instruments. In addition, the value ultimately realised by NatWest Group will depend on the market price at that time and may be materially lower than current fair value. Any of these factors could require NatWest Group to recognise further write-downs which may adversely affect NatWest Group’s future results.

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

NatWest Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates

NatWest Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation  and practice. Action by governments to increase tax rates or to impose additional taxes would reduce the profitability of NatWest Group. Revisions to tax legislation or to its interpretation might also affect NatWest Group's results in the future.

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

At 31 December 2007, NatWest Group had total assets of £312.3 billion and shareholders' equity of £10.8 billion.

The RBS Group operates on an integrated basis through a divisional structure. The divisions relevant to NatWest Group for the year ended December 31, 2007 were Corporate Markets (comprising Global Banking & Markets and UK Corporate Banking), Retail Markets (comprising Retail and Wealth Management), Ulster Bank and Manufacturing.

On 28 February 2008, the RBS Group announced changes to its organisational structure which are aimed at recognising the RBS Group’s presence in over 50 countries and facilitating the integration and operation of its expanded footprint. Following the acquisition of ABN AMRO in October 2007, the RBS Group’s new organisational structure incorporates those ABN AMRO businesses to be retained by the RBS Group but excludes the ABN AMRO businesses to be acquired by Fortis and Santander. This new organisational structure is expected to give the RBS Group the appropriate framework for managing the enlarged RBS Group in a way that fully capitalises on the enhanced range of attractive growth opportunities now available to it. The RBS Group’s organisational structure as of 28 February 2008 comprises the following divisions: Global Markets (comprising Global Banking & Markets and Global Transaction Services), Regional Markets (comprising UK Retail and Commercial Banking, US Retail and Commercial Banking, Europe & Middle East Retail and Commercial Banking and Asia Retail and Commercial Banking, RBS Insurance, Group Manufacturing and the Centre. All of these activities are relevant to NatWest Group with the exception of those conducted through RBS Insurance and ABN AMRO and its subsidiaries.

ORGANISATIONAL STRUCTURE

The company is a wholly-owned direct subsidiary of the Royal Bank. The ultimate holding company is The Royal Bank of Scotland Group plc, which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The principal subsidiary undertakings of NatWest Group and their activities are detailed in Note 15 to the Consolidated Financial Statements.

The ownership of National Westminster Home Loans Limited, a home mortgage finance business, was transferred to the Royal Bank on 31 December 2005.

DESCRIPTION OF PROPERTY AND EQUIPMENT

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2007, NatWest had 1,629 retail branches in the UK. Ulster Bank including First Active had a network of 282 branches in Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by NatWest and its subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group’s properties include its principal office in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment for the year ended 31 December 2007 was £222 million (2006-£305 million; 2005 – £201 million).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company has omitted portions of this item on the basis of General Instruction I(2)(a) to Form 10-K. For a discussion of critical accounting policies that are considered by the directors to be the most important to the portrayal of its financial condition, see pages 53 to 63. In addition, for a discussion of accounting developments, see page 63.

OPERATING RESULTS

As discussed on page 1, the consolidated financial statements of NatWest Group are prepared in accordance with International Financial Reporting Standards.

Overview of results

The following table summarises NatWest Group's results for each of the three years ended 31 December 2007:

Consolidated income statement			Discontinued*	Continuing
	2007	2006	2005	2005
	£m	£m	£m	£m

Net interest income	5,091	4,449	212	4,249

Fees and commissions receivable	4,226	3,928	43	3,663
Fees and commissions payable	(1,036)	(960)	(34)	(926)
(Loss)/Income from trading activities	(360)	1,458	-	808
Other operating income	433	451	-	635
Non-interest income	3,263	4,877	9	4,180

Total income	8,354	9,326	221	8,429

Administrative expenses
- staff costs	1,567	1,754	-	1,477
- premises and equipment	267	266	-	114
- other	2,322	2,741	70	2,440
Depreciation and amortisation	264	257	-	382
Operating expenses	4,420	5,018	70	4,413

Profit before impairment losses	3,934	4,308	151	4,016
Impairment losses	849	852	4	752
Operating profit before tax	3,085	3,456	147	3,264
Tax	768	831	44	904
Operating profit after tax	2,317	2,625	103	2,360
Discontinued operations	-	-		103
Profit for the year	2,317	2,625		2,463

* NatWest Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to the Royal Bank on 31 December 2005 at neither a profit nor a loss.

2007 compared with 2006

Profit
Profit before tax was down 11%, from £3,456 million to £3,085 million, principally as a result of reduced profits in Global Banking & Markets, partially offset by strong growth in Retail Markets and Ulster Bank.

Total income
Total income was down by £972 million, 10%, to £8,354 million, mainly reflecting the adverse impact of the developments in global credit markets in the second half of 2007.

Net interest income increased by 14% to £5,091 million and represents 61% of total income (2006 – 48%).

Non-interest income fell by 33% to £3,263 million and represents 39% of total income (2006 – 52%). The decrease in non-interest income was due primarily to a fall in income from trading activities in Global Banking & Markets which more than offset growth in fees and commissions.

Operating expenses
Operating expenses fell by 12% to £4,420 million primarily reflecting the effect of lower income in Global Banking & Markets. Integration costs, which primarily relate to the integration of First Active, were £43 million compared with £67 million in 2006.

Cost: income ratio
The Group’s cost:income ratio was 52.9% compared with 53.8% in 2006.

Impairment losses
Impairment losses were £849 million compared with £852 million in 2006.

Dividends
Ordinary dividends totalling £1,850 million (2006 – £1,500 million) were paid to the parent company during the year.

Balance sheet
Total assets were £312.3 billion at 31 December 2007, 7% higher than total assets of £290.7 billion at 31 December 2006. Lending to customers, excluding repurchase agreements and stock borrowing, increased by 6% or £10.5 billion to £173.4 billion. Customer deposits, excluding repurchase agreements and stock lending, grew by 13% or £19.9 billion to £175.3 billion.

Capital ratios at 31 December 2007 were 9.8% (tier 1) and 13.2% (total).

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

Capital ratios at 31 December 2006 were 9.9% (tier 1) and 12.9% (total).

Net interest income

	2007	2006	2005
	£m	£m	£m

Interest receivable	12,178	9,825	8,492
Interest payable	(7,087)	(5,376)	(4,031)
Net interest income	5,091	4,449	4,461

Gross yield on interest-earning assets of banking business	6.13	5.77	5.73
Cost of interest-bearing liabilities of banking business	(4.20)	(3.65)	(3.22)
Interest spread of banking business	1.93	2.12	2.51
Benefit from interest-free funds	0.63	0.49	0.50
Net interest margin of banking business	2.56	2.61	3.01

The following table gives average interest rates, yields and margins.

	2007	2006	2005
	%	%	%
Yields, spreads and margins of the banking business:
Gross yield (1)
Group	6.13	5.77	5.73
UK	6.46	6.12	6.11
Overseas	5.05	4.67	4.55

Interest spread (2)
Group	1.93	2.12	2.51
UK	2.21	2.52	2.89
Overseas	1.01	0.84	1.32

Net interest margin (3)
Group	2.56	2.61	3.01
UK	2.82	2.88	3.32
Overseas	1.71	1.78	2.03

The Bank's base rate	5.51	4.64	4.65
London inter-bank three month offered rate:
Sterling	6.00	4.85	4.76
Eurodollar	5.29	5.20	3.56
Euro	4.28	3.08	2.18

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Average balance sheets and interest rates

The following table shows average balances and interest rates for 2007, 2006 and 2005.

	2007			2006			2005
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
ASSETS	£m	£m	%	£m	£m	%	£m	£m	%
Loans and advances to banks
UK	44,039	2,357	5.35	27,400	1,159	4.23	18,461	762	4.13
Overseas	6,760	229	3.39	7,334	244	3.33	7,127	234	3.28
Loans and advances to customers (1)
UK	105,914	7,362	6.95	101,499	6,737	6.64	93,135	6,066	6.51
Overseas	38,521	2,060	5.35	31,326	1,573	5.02	26,977	1,332	4.94
Debt securities
UK	1,814	86	4.74	803	39	4.86	769	35	4.55
Overseas	1,752	84	4.79	1,836	73	3.98	1,689	63	3.73
Total interest-earning assets - Banking business	198,800	12,178	6.13	170,198	9,825	5.77	148,158	8,492	5.73
Total interest-earning assets -Trading business (2)	84,615			72,166			68,521
Total interest-earning assets	283,415			242,364			216,679
Non-interest-earning assets	30,400			33,194			30,077
Total assets	313,815			275,558			246,756

Percentage of assets applicable to overseas operations	45.5%			45.2%			46.7%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits by banks
UK	9,307	525	5.64	7,526	373	4.96	4,669	183	3.92
Overseas	11,433	520	4.55	12,427	491	3.95	11,251	374	3.32
Customer accounts
- demand deposits
UK	55,561	1,791	3.22	54,313	1,451	2.67	46,585	1,156	2.48
Overseas	6,868	181	2.64	3,524	83	2.36	4,361	86	1.97

- savings deposits
UK	25,308	1,137	4.49	20,970	759	3.62	17,733	517	2.92
Overseas	1,969	81	4.11	1,518	50	3.29	1,078	26	2.41

- other time deposits
UK	32,919	1,639	4.98	26,673	1,206	4.52	21,531	921	4.28
Overseas	6,387	290	4.54	5,827	221	3.79	7,125	244	3.42
Debt securities in issue
UK	3,637	216	5.94	2,704	139	5.14	1,650	75	4.55
Overseas	11,789	467	3.96	6,880	300	4.36	3,692	146	3.95
Loan capital
UK	4,433	262	5.91	5,016	288	5.74	5,440	290	5.33
Overseas	456	30	6.58	430	27	6.28	488	28	5.74
Internal funding of trading business	(1,207)	(52)	4.31	(382)	(12)	3.14	(509)	(15)	2.95
Total interest-bearing liabilities - Banking business	168,860	7,087	4.20	147,426	5,376	3.65	125,094	4,031	3.22
Total interest-bearing liabilities - Trading business(2)	85,382			72,027			67,726
Total interest-bearing liabilities	254,242			219,453			192,820
Non-interest bearing liabilities
Demand deposits
UK	13,711			15,258			13,855
Overseas	4,713			3,741			3,154
Other liabilities	30,964			27,195			28,670
Shareholders' funds	10,185			9,911			8,257
Total liabilities and shareholders' equity	313,815			275,558			246,756

Percentage of liabilities applicable to overseas operations	47.7%			43.6%			45.3%
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

	2007 compared with 2006			2006 compared with 2005
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
INTEREST-EARNING ASSETS
Loans and advances to banks
UK	834	364	1,198	378	19	397
Overseas	(19)	4	(15)	7	3	10
Loans and advances to customers
UK	301	324	625	549	122	671
Overseas	379	108	487	219	22	241
Debt securities
UK	48	(1)	47	2	2	4
Overseas	(3)	14	11	6	4	10
Total interest receivable of banking business
UK	1,183	687	1,870	929	143	1,072
Overseas	357	126	483	232	29	261
	1,540	813	2,353	1,161	172	1,333

INTEREST-BEARING LIABILITIES
Deposits by banks
UK	(96)	(56)	(152)	(133)	(57)	(190)
Overseas	41	(70)	(29)	(42)	(75)	(117)
Customer accounts
- demand deposits
UK	(34)	(306)	(340)	(202)	(93)	(295)
Overseas	(87)	(11)	(98)	18	(15)	3
- savings deposits
UK	(175)	(203)	(378)	(105)	(137)	(242)
Overseas	(17)	(14)	(31)	(13)	(11)	(24)
- other time deposits
UK	(302)	(131)	(433)	(231)	(54)	(285)
Overseas	(23)	(46)	(69)	48	(25)	23
Debt securities in issue
UK	(53)	(24)	(77)	(53)	(11)	(64)
Overseas	(197)	30	(167)	(137)	(17)	(154)
Loan capital
UK	34	(8)	26	23	(21)	2
Overseas	(2)	(1)	(3)	4	(3)	1
Internal funding of trading business	34	6	40	(4)	1	(3)
Total interest payable of banking business
UK	(592)	(722)	(1,314)	(705)	(372)	(1,077)
Overseas	(285)	(112)	(397)	(122)	(146)	(268)
	(877)	(834)	(1,711)	(827)	(518)	(1,345)

Movement in net interest income
UK	591	(35)	556	224	(229)	(5)
Overseas	72	14	86	110	(117)	(7)
	663	(21)	642	334	(346)	(12)

Overview of balance sheet
Summary consolidated balance sheet

	2007	2006
	£m	£m
Assets
Cash and balances at central banks	1,363	1,525
Treasury and other eligible bills	2,021	275
Loans and advances to banks	71,449	61,563
Loans and advances to customers	188,976	182,411
Debt securities and equity shares	37,026	33,426
Other assets	11,447	11,461
Total assets	312,282	290,661

Liabilities
Deposits by banks	44,861	46,258
Customer accounts	205,519	181,219
Debt securities in issue	20,923	14,335
Other liabilities	22,945	32,023
Subordinated liabilities	5,932	5,641
Minority interests	1,314	1,012
Shareholders' equity	10,788	10,173
Total liabilities	312,282	290,661

Analysis of repurchase agreements

	2007	2006
	£m	£m
Reverse repurchase agreements and stock borrowing

Loans and advances to banks	8,487	10,793
Loans and advances to customers	15,557	19,459
	24,044	30,252

Repurchase agreements and stock lending

Deposits by banks	13,139	20,386
Customer accounts	30,239	25,806
	43,378	46,192

Overview - summary consolidated balance sheet

Total assets of £312.3 billion at 31 December 2007 were up £21.6 billion, 7%, compared with 31 December 2006.

Treasury and other eligible bills increased by £1.7 billion to £2.0 billion, due to trading activity.

Loans and advances to banks increased by £9.9 billion, 16%, to £71.4 billion. Excluding reverse repurchase agreements and stock borrowing ("reverse repos"), down £2.3 billion, 21% to £8.5 billion, bank placings were up by £12.2 billion, 24%, to £62.9 billion.

Loans and advances to customers increased by £6.6 billion, 4%, to £189.0 billion.  Within this, reverse repos decreased by 20%, £3.9 billion to £15.6 billion.  Excluding reverse repos, lending rose by £10.5 billion, 6% to £173.4 billion.

Debt securities increased by £3.6 billion, 11%, to £35.9 billion, principally due to increased holdings in Global Banking & Markets.

Settlement balances fell by £0.9 billion, 24% to £2.7 billion.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest rates and growth in trading volumes.

Prepayments, accrued income and other assets increased by £0.2 billion, 9% to £2.4 billion.

Deposits by banks fell by £1.4 billion, 3% to £44.9 billion.  Higher inter-bank deposits, up £5.8 billion, 22% at £31.8 billion were more than offset by a decrease in repurchase agreements and stock lending ("repos"), down £7.2 billion, 36% to £13.1 billion.

Customer accounts were up £24.3 billion, 13% to £205.5 billion.  Within this, repos increased £4.4 billion, 17% to £30.2 billion.  Excluding repos, deposits rose by £19.9 billion, 13%, to £175.3 billion reflecting organic growth.

Debt securities in issue increased by £6.6 billion, 46%, to £20.9 billion.

Settlement balances and short positions were down £9.3 billion, 38%, to £15.0 billion.

Accruals, deferred income and other liabilities decreased £0.7 billion, 17% to £3.4 billion.

Subordinated liabilities increased by £0.3 billion, 5%, to £5.9 billion. The issue of £0.6 billion dated loan capital and £0.1 billion movement in exchange rates was offset by the redemption of £0.3 billion undated loan capital and £0.1 billion non-cumulative preference shares.

Shareholders’ equity increased by £0.6 billion, 6% to £10.8 billion. The profit for the year of £2.2 billion and movements in currency translation, £0.3 billion were partially offset by the payment of an ordinary dividend to the parent company of £1.9 billion.

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

		After
		1 but		IFRS
	Within	within	After	2007	IFRS	IFRS	IFRS
	1 year	5 years	5 years	Total	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,044	–	14	2,058	2,118	1,668	128
Manufacturing	4,177	450	556	5,183	5,050	5,380	2,742
Construction	4,138	825	754	5,717	4,817	4,273	2,811
Finance	33,066	1,131	471	34,668	37,606	34,827	1,597
Service industries and business activities	12,587	4,452	5,757	22,796	20,199	19,703	13,876
Agriculture, forestry and fishing	589	381	688	1,658	1,962	1,849	1,739
Property	8,347	4,743	5,802	18,892	15,023	10,699	8,581
Individuals - home mortgages	1,438	343	1,784	3,565	3,449	2,746	29,434
Individuals - other	13,783	803	1,363	15,949	15,527	14,652	14,051
Finance leases and instalment credit	22	170	125	317	308	320	356
Accrued interest	462	13	3	478	377	202	-
Total domestic	80,653	13,311	17,317	111,281	106,436	96,319	75,315
Overseas residents	6,063	4,900	6,090	17,053	13,803	12,449	11,413
Total UK offices	86,716	18,211	23,407	128,334	120,239	108,768	86,728

Overseas
United States	16,411	131	2,443	18,985	29,232	23,939	24,662
Rest of the World	16,301	6,359	21,335	43,995	34,999	29,264	22,223
Total overseas offices	32,712	6,490	23,778	62,980	64,231	53,203	46,885

Loans and advances to customers - gross	119,428	24,701	47,185	191,314	184,470	161,971	133,613
Loan impairment provisions				(2,338)	(2,059)	(2,028)	(1,934)
Loans and advances to customers - net				188,976	182,411	159,943	131,679

Fixed rate	18,938	7,100	11,225	37,263	46,548	31,823	40,861
Variable rate	100,490	17,601	35,960	154,051	137,922	130,148	92,752
Loans and advances to customers - gross	119,428	24,701	47,185	191,314	184,470	161,971	133,613

For further information regarding NatWest Group's operations by geographical area, see Note 37 to the Consolidated Financial Statements.

Loan impairment provisions

Provisioning policy

NatWest Group’s approach to managing credit risk is discussed in note 29 to the Consolidated Financial Statements and its accounting policy for impairment of financial assets is set out on page 56.

Loan impairment provisions - IFRS

For a discussion of the factors considered in determining the amount of the provisions, see ‘Provision analysis’ and ‘Provision methodology’ on page 104.

The following table shows the elements of loan impairment provisions.

	IFRS 2007	IFRS 2006	IFRS 2005	IFRS 2004
	£m	£m	£m	£m
Provisions at beginning of year
Domestic	1,748	1,680	1,654	1,358
Foreign	313	351	471	547
	2,061	2,031	2,125	1,905

Currency translation and other adjustments
Domestic	14	-	7	-
Foreign	27	(7)	(9)	(27)
	41	(7)	(2)	(27)

Acquisition/(disposal) of subsidiaries
Domestic	-	-	(23)	-
Foreign	-	-	16	35
	-	-	(7)	35

Amounts written-off
Domestic	(537)	(681)	(639)	(425)
Foreign	(80)	(120)	(179)	(170)
	(617)	(801)	(818)	(595)

Recoveries of amounts written-off in previous years
Domestic	67	50	44	41
Foreign	27	21	12	4
	94	71	56	45

Transfers to immediate parent company
Domestic	-	(30)	-	(48)
Foreign	-	12	-	-
	-	(18)	-	(48)

Charge to income statement
Domestic	769	787	704	470
Foreign	79	65	49	155
	848	852	753	625

Discount unwind
Domestic	(75)	(58)	(67)
Foreign	(12)	(9)	(9)
	(87)	(67)	(76)
Provisions at end of year
Domestic	1,986	1,748	1,680	1,396
Foreign	354	313	351	544
	2,340	2,061	2,031	1,940

Gross loans and advances to customers
Domestic	111,281	106,436	96,319	75,315
Foreign	80,033	78,034	65,652	58,298
	191,314	184,470	161,971	133,613

Closing customer provisions as a % of gross loans and advances to customers
Domestic	1.78%	1.64%	1.74%	1.85%
Foreign	0.44%	0.40%	0.53%	0.92%
	1.22%	1.12%	1.25%	1.45%

Customer charge to income statement as a % of gross loans and advances to customers
Domestic	0.69%	0.74%	0.73%	0.62%
Foreign	0.10%	0.08%	0.07%	0.27%
	0.44%	0.46%	0.46%	0.47%

The following table presents additional information with respect to loan impairment provisions.

	IFRS 2007	IFRS 2006	IFRS 2005	IFRS 2004
	£m	£m	£m	£m

Loans and advances to customers (gross)	191,314	184,470	161,971	133,613

Loan impairment provisions at end of year:
Customers	2,338	2,059	2,028
Banks	2	2	3
Specific provisions - customers				1,651
Specific provisions - banks				6
General provision				283
	2,340	2,061	2,031	1,940

Average loans and advances to customers (gross)	187,700	170,905	162,733	117,249

As a % of average loans and advances to customers during the year:

Total customer provisions charged to income statement	0.45%	0.50%	0.46%	0.53%

Amounts written-off (net of recoveries) - customers	0.28%	0.43%	0.47%	0.47%

Analysis of closing customer loan impairment provisions - IFRS

The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	IFRS		IFRS		IFRS		IFRS
	2007		2006		2005		2004
		% of		% of		% of		% of
		loans to		loans to		loans to		loans to
	Closing	total	Closing	total	Closing	total	Closing	total
	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local government	-	1.1	-	1.1	-	1.0	-	0.1
Manufacturing	56	2.7	53	2.7	70	3.3	80	2.1
Construction	59	3.0	45	2.6	48	2.7	50	2.1
Finance	4	18.1	6	20.4	17	21.5	16	1.2
Service industries and business activities	369	11.8	364	11.0	411	12.2	299	10.4
Agriculture, forestry and fishing	17	0.9	18	1.1	20	1.1	17	1.3
Property	50	9.9	39	8.1	38	6.6	27	6.4
Individuals
- home mortgages	4	1.9	6	1.9	3	1.7	9	22.0
- other	1,244	8.3	1,077	8.4	921	9.1	716	10.5
Finance leases and instalment credit	13	0.2	13	0.2	-	0.2	45	0.3
Accrued interest	-	0.3	-	0.2	-	0.1
Total domestic	1,816	58.2	1,621	57.7	1,528	59.5	1,259	56.4
Foreign	265	41.8	242	42.3	298	40.5	392	43.6
Impaired book	2,081	100.0	1,863	100.0	1,826	100.0		100.0
Latent book provision	257		196		202
Specific							1,651
General							283
Total provisions	2,338		2,059		2,028		1,934

Write-offs - IFRS

The following table analyses amounts written-off by geographical area and type of domestic customer:

	IFRS	IFRS	IFRS	IFRS
	2007	2006	2005	2004
	£m	£m	£m	£m
Domestic
Manufacturing	15	22	26	25
Construction	13	13	13	9
Finance	1	12	4	1
Service industries and business activities	102	114	82	79
Agriculture, forestry and fishing	2	4	3	3
Property	5	5	7	12
Individuals - home mortgages	-	-	1	-
- others	399	511	503	296
Total domestic	537	681	639	425
Foreign	80	120	179	170
Total write-offs	617	801	818	595

* includes £3 million written-off in respect of loans and advances to banks in 2005

Recoveries - IFRS

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer:

	IFRS	IFRS	IFRS	IFRS
	2007	2006	2005	2004
	£m	£m	£m	£m
Domestic
Manufacturing	-	-	1	-
Service industries and business activities	6	1	2	2
Individuals - others	61	49	41	39
Total domestic	67	50	44	41
Foreign	27	21	12	4
Total recoveries	94	71	56	45

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

	IFRS	IFRS	IFRS	IFRS
	2007	2006	2005	2004
	£m	£m	£m	£m
Loans accounted for on a non-accrual basis (2):
Domestic	2,744	2,517	2,700	1,966
Foreign	555	467	487	565
Total	3,299	2,984	3,187	2,531
Accruing loans which are contractually past due
90 days or more as to principal or interest (3):
Domestic	50	71	2	342
Foreign	39	24	7	60
Total	89	95	9	402
Loans not included above which are classified as
'troubled debt restructurings' by the SEC:	-	-	-	-

Total risk elements in lending	3,388	3,079	3,196	2,933

Potential problem loans (4)
Domestic	16	31	11	13
Foreign	1	6	5	83
Total	17	37	16	96

Closing provisions for impairment as a % of total risk elements in lending	69%	67%	63%	66%

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	69%	66%	63%	64%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.93%	1.87%	2.18%	2.53%

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

	IFRS	IFRS	IFRS	IFRS
	2007	2006	2005	2004
	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	200	225	99	130
Foreign	10	24	21	31
	210	249	120	161

Interest on non-accrual and restructured loans included in net interest income
Domestic	75	68	67	41
Foreign	12	9	9	-
	87	77	76	41

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

At 31 December 2007, 2006, and 2005, NatWest Group had no cross border outstandings in excess of 0.75% of total assets (including acceptances).

Debt Securities

The following table categorises the Group's available-for-sale debt securities by maturity and yield (based on weighted averages) as of 31 December 2007.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Issued by	£m	%	£m	%	£m	%	£m	%
UK government	-	-	1,320	2.5	-	-	1,320	2.5
Other government	150	4.0	790	3.8	-	-	940	3.8
Bank and building society	245	4.6	571	4.4	15	3.8	831	4.5
Mortgage-backed securities (1)	-	-	-	-	124	6.4	124	6.4
Corporate	1	7.5	13	5.7	-	-	14	5.9
Other	553	5.1	-	-	-	-	553	5.1
Total fair value	949	4.8	2,694	3.3	139	6.1	3,782	3.8

Note:
(1) Excludes securities issued by US federal agencies and government sponsored entities.

Liabilities

Analysis of deposits - IFRS

Analysis of deposits by product type and geographical area - IFRS

The following table shows the distribution of NatWest Group's deposits by product type and geographical area.

	IFRS	IFRS	IFRS
	2007	2006	2005
	£m	£m	£m
UK
Domestic:
Demand deposits - interest-free	34,467	31,738	23,825
Demand deposits - interest-bearing	65,142	68,350	54,048
Time deposits - savings	20,856	19,219	17,234
Time deposits - other	33,612	23,412	25,011
Overseas residents:
Demand deposits - interest-free	263	604	329
Demand deposits - interest-bearing	7,928	7,121	4,326
Time deposits - savings	441	5,557	892
Time deposits - other	3,360	3,182	873
Total UK offices	166,069	159,183	126,538

Overseas
Demand deposits - interest-free	5,577	4,441	3,629
- interest-bearing	5,216	10,254	9,244
Time deposits - savings	1,269	2,578	1,097
- other	72,249	51,021	63,417
Total overseas offices (see below)	84,311	68,294	77,387
Total deposits	250,380	227,477	203,925

Held for trading	32,596	15,435	16,961
Fair value through profit or loss	1,661	1,448	1,339
Amortised cost	216,123	210,594	185,625
Total deposits	250,380	227,477	203,925

Overseas offices
United States	54,316	49,743	43,432
Rest of the World	29,995	18,551	33,955
Total overseas offices	84,311	68,294	77,387

Short-term borrowings - IFRS

The following table shows details of NatWest Group's short-term borrowings.

	IFRS	IFRS	IFRS
	2007	2006	2005
	£m	£m	£m
Commercial paper:
Outstanding at 31 December	5,564	1,442	2,343
Maximum amount outstanding at any month-end during the year	7,335	2,423	3,326
Approximate average amount outstanding during the year	5,554	1,834	2,863
Approximate weighted average interest rate during the year	4.5%	5.0%	3.0%
Approximate weighted average interest rate at 31 December	4.8%	5.3%	4.4%

Other short-term borrowings:
Outstanding at 31 December	55,947	49,208	37,513
Maximum amount outstanding at any month-end during the year	73,848	54,401	44,172
Approximate average amount outstanding during the year	65,385	46,650	37,147
Approximate weighted average interest rate during the year	5.0%	5.3%	3.9%
Approximate weighted average interest rate at 31 December	3.7%	5.2%	4.1%

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

Certificates of deposit and other time deposits - IFRS

The following table shows details of NatWest Group's certificates of deposit issued and other time deposits over £50,000 (or the equivalent of $100,000 for currencies other than sterling) at 31 December 2007, by time remaining until maturity:

		Over 3	Over 6
	Within	but within	but within	Over	2007
	3 months	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	2,295	689	350	5	3,339
Other time deposits	11,579	633	217	533	12,962

Overseas based companies and branches
Certificates of deposit	534	35	–	1,138	1,707
Other time deposits	7,330	630	197	821	8,978
Total	21,738	1,987	764	2,497	26,986

Amounts in accordance with UK GAAP

Analysis of loans and advances to customers by geographical area and type of customer - UK GAAP

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

	UK GAAP 2004	UK GAAP 2003
	£m	£m
UK
Central and local government	128	127
Manufacturing	2,742	2,896
Construction	2,811	2,356
Finance	1,278	742
Service industries and business activities	13,855	12,680
Agriculture, forestry and fishing	1,739	1,731
Property	8,581	6,964
Individuals - home mortgages	29,434	24,545
Individuals - other	14,051	12,760
Finance leases and instalment credit	356	1,961
Total domestic	74,975	66,762
Overseas residents	11,413	13,263
Total UK offices	86,388	80,025

Overseas
United States	24,676	12,034
Rest of the World	22,223	12,411
Total overseas offices	46,899	24,445

Loans and advances to customers - gross	133,287	104,470
Provisions for bad and doubtful debts	(1,934)	(1,898)
Loans and advances to customers - net	131,353	102,572

Fixed rate	40,761	25,573
Variable rate	92,526	78,897
Gross loans and advances to customers - by maturity	133,287	104,470

Provision for bad and doubtful debts - UK GAAP

The following table shows the elements of provisions for bad and doubtful debts under UK GAAP:

	UK GAAP	UK GAAP
	2004	2003
	£m	£m
Provisions at beginning of year
Domestic	1,358	1,559
Foreign	547	543
	1,905	2,102

Currency translation and other adjustments
Domestic	-	-
Foreign	(27)	-
Acquisition/(disposal) of subsidiaries
Domestic	-	(156)
Foreign	35	4
Amounts written-off
Domestic	(425)	(467)
Foreign	(170)	(139)
Recoveries of amounts written-off in previous years
Domestic	41	8
Foreign	4	4
Transfers to immediate parent company
Domestic	(48)	-
Foreign	-	-
Charge to profit and loss account
Domestic	470	414
Foreign	155	135
Provisions at end of year
Domestic	1,396	1,358
Foreign	544	547
	1,940	1,905

Gross loans and advances to customers
Domestic	74,975	66,762
Foreign	58,312	37,708
	133,287	104,470

Closing customer provisions as a % of gross loans and advances to customers
Domestic	1.86%	2.03%
Foreign	0.93%	1.45%
	1.46%	1.82%

Customer charge against profit as a % of gross loans and advances to customers
Domestic	0.63%	0.62%
Foreign	0.27%	0.36%
	0.47%	0.53%

The following table presents additional information with respect to provisions for bad and doubtful debts.

	UK GAAP	UK GAAP
	2004	2003
	£m	£m

Loans and advances to customers (gross)	133,287	104,470

Provisions at end of year:
Specific provisions - customers	1,651	1,528
Specific provisions - banks	6	7
General provision	283	370
	1,940	1,905
Customer provision at end of year as a % of loans and advances to customers at end of year:
Specific provisions	1.24%	1.46%
General provision	0.21%	0.36%
	1.45%	1.82%

Average loans and advances to customers (gross)	116,917	106,967

As a % of average loans and advances to customers during the year:
Total customer provisions charged to profit and loss	0.53%	0.51%

Amounts written-off (net of recoveries) - customers	0.47%	0.56%

Analysis of closing customer provisions for bad and doubtful debts -UK GAAP

The following table analyses customer provisions for bad and doubtful debts by geographical area and type of domestic customer.

	UK GAAP		UK GAAP
	2004		2003
		% of		% of
		loans to		loans to
	Closing	total	Closing	total
	provision	loans	provision	loans
	£m	%	£m	%
Domestic
Central and local government	-	0.1	-	0.1
Manufacturing	80	2.1	84	2.8
Construction	50	2.1	46	2.2
Finance	16	1.0	14	0.7
Service industries and business activities	299	10.4	326	12.1
Agriculture, forestry and fishing	17	1.3	16	1.7
Property	27	6.4	29	6.7
Individuals
- home mortgages	9	22.1	13	23.5
- other	716	10.5	548	12.2
Finance leases and instalment credit	45	0.3	45	1.9
Total domestic	1,259	56.3	1,121	63.9
Foreign	392	43.7	407	36.1
Specific provisions	1,651	100.0	1,528	100.0
General provision	283		370
Total provisions	1,934		1,898

Write-offs - UK GAAP

The following table analyses amounts written-off by geographical area and type of domestic customer:

	UK GAAP	UK GAAP
	2004	2003
	£m	£m
Domestic
Manufacturing	25	57
Construction	9	16
Finance	1	30
Service industries and business activities	79	150
Agriculture, forestry and fishing	3	3
Property	12	5
Individuals - others	296	169
Finance leases and instalment credit	-	37
Total domestic	425	467
Foreign	170	139
Total write-offs	595	606

Recoveries - UK GAAP

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer:

	UK GAAP	UK GAAP
	2004	2003
	£m	£m
Domestic
Service industries and business activities	2	1
Individuals - others	39	6
Finance leases and instalment credit	-	1
Total domestic	41	8
Foreign	4	4
Total recoveries	45	12

Risk elements in lending and potential problem loans - UK GAAP

	UK GAAP	UK GAAP
	2004	2003
	£m	£m
Loans accounted for on a non-accrual basis (3):
Domestic	1,966	1,950
Foreign	565	537
Total	2,531	2,487
Accruing loans which are contractually past due
90 days or more as to principal or interest (4):
Domestic	342	276
Foreign	60	48
Total	402	324
Loans not included above which are classified as
'troubled debt restructurings' by the SEC:
Domestic	-	16

Total risk elements in lending	2,933	2,827

Potential problem loans (5)
Domestic	13	276
Foreign	83	50
Total	96	326

Closing provisions for bad and doubtful debts as a % of total risk elements in lending	66%	67%

Closing provisions for bad and doubtful debts as a % of total risk elements in lending and potential problem loans	64%	60%

Risk elements in lending as a % of gross loans and advances to customers excluding reverse repos	2.54%	2.96%

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

	UK GAAP	UK GAAP
	2004	2003
	£m	£m
G Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans
Domestic	130	134
Foreign	31	31
	161	165

Interest on non-accrual and restructured loans included in net interest income
Domestic	41	43

LIQUIDITY AND CAPITAL RESOURCES

In the management of capital resources, NatWest Group is governed by RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2007, NatWest Group's total RAR was 9.8% and the tier 1 RAR was 13.2%.

Upon the adoption of IFRS by listed banks in the UK on 1 January 2005, the FSA changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The data set out below have been presented in compliance with these revised FSA requirements.

	2007 - IFRS	2006 - IFRS	2005 - IFRS
	£m	£m	£m
Capital base
Tier 1 capital	12,014	11,300	10,359
Tier 2 capital	5,493	5,335	6,043
Total	17,507	16,635	16,402
Less investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(1,354)	(1,932)	(1,911)
Total capital	16,153	14,703	14,491

Risk-weighted assets
Banking book:
On-balance sheet	108,600	96,800	88,600
Off-balance sheet	9,600	10,700	9,300
Trading book	4,500	6,600	4,600
	122,700	114,100	102,500

Risk asset ratios
Tier 1	9.8%	9.9%	10.1%
Total	13.2%	12.9%	14.1%

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Company has omitted portions of this item on the basis of General Instruction I(2)(c) to Form 10-K.

BOARD PRACTICES

The Company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Under the US Sarbanes-Oxley Act of 2002, specific standards of corporate governance and business and financial disclosure apply to companies with securities registered in the US. NatWest Group complies with all currently applicable sections of the Act.

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

All directors participate in discussing strategy, performance and financial and risk management of the Company. Meetings of the Board are structured to allow open discussion. The NatWest Board met six times during 2007 and was supplied with comprehensive papers in advance of each Board meeting covering the Group’s principal business activities.

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

Audit Committee

All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five meetings each year. This core programme is supplemented by additional meetings as required, four being added in 2007. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and finance and risk management executives. At least twice per annum the Audit Committee meets privately with the external auditors. The Audit Committee also visits business divisions and certain Group functions under a programme set at the beginning of each year.

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

The Audit Committee has adopted a policy on the engagement of the external auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm. The Audit Committee reviews the policy annually and prospectively approves the provision of audit services and certain non-audit services by the external auditors. The Audit Committee approves all other permitted non-audit services on a case by case basis before their commencement. In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance.

Information on the audit and non-audit services carried out by the external auditors is detailed in Note 4 to the Group’s accounts.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The results of this evaluation are reported to the Board. The Audit Committee is responsible for making recommendations to the Board for it to submit the Audit Committee’s recommendations to shareholders for their approval at the Annual General Meeting, in relation to the appointment, re-appointment and removal of the external auditors. The Board endorsed the Audit Committee’s recommendation that shareholders be requested to approve the reappointment of Deloitte & Touche as external auditors at the Annual General Meeting in April 2008.

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

Nominations Committee

The Nominations Committee comprises independent non-executive directors, under the chairmanship of the Chairman of the Board. The Nominations Committee is responsible for assisting the Board in the formal selection and appointment of directors. It considers potential candidates and recommends appointments of new directors to the Board. The appointments are based on merit, against objective criteria, including the time available and commitment which will be required of the potential director.

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

Further details of the RBS Group’s corporate responsibility policies will be contained in the 2007 Corporate Responsibility Report.

EMPLOYEES

Details of employee numbers are shown on page 65 within Item 18 'Consolidated Financial Statements'.

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

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included in Item 18 of this Annual Report.

Legal proceedings

Litigation

As a participant in the financial services industry, NatWest Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, NatWest Group and other members of the RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case. Currently, NatWest Group is involved in litigation arising out of its operations.

Other than as set out in this section, so far as the Bank is aware, neither the Bank nor any member of the RBS Group is or has been engaged in nor has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on NatWest Group’s financial position or profitability.

United Kingdom

In common with other banks in the United Kingdom, the Royal Bank and the Bank have received claims and complaints from a large number of customers relating to the legal status and enforceability of current and historic contractual terms in personal current account agreements relating to unarranged overdraft and unpaid item charges (‘‘Relevant Charges’’) and seeking repayment of Relevant Charges that had been applied to their accounts in the past. The claims and complaints are based primarily on the common law penalty doctrine and the Unfair Terms in Consumer Contracts Regulations 1999 (the ‘‘Regulations’’). Because of the High Court test case referred to below, most existing and new claims in the County Courts are currently stayed and there is currently an FSA waiver of the complaints handling process and a standstill of Financial Ombudsman Service decisions.

On 27 July 2007, following discussions between the OFT, the Financial Ombudsman Service, the Financial Services Authority and major UK banks (including the Bank), the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to Relevant Charges.

The judgement on these preliminary issues was handed down on 24 April 2008. The judgement primarily addressed the contractual terms relating to Relevant Charges in personal current account (excluding basic bank account) agreements in force in early 2008 (‘‘Current Terms’’) and not contractual terms in historic personal current account agreements. The judgement held that the Current Terms used by the Royal Bank and the Bank (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations. The RBS Group is considering whether to appeal any of the rulings contained in the judgement.

A High Court hearing has been arranged for 22 May 2008 at which the OFT, the RBS Group and the other test case banks are expected to make submissions to the Court in relation to whether they wish to appeal the judgement, the implications of the judgement in the test case and arrangements for any remaining issues relevant to the customer claims and complaints to be determined in the test case in due course.

The issues relating to the legal status and enforceability of the Relevant Charges are complex. The RBS Group maintains that its Relevant Charges are fair and enforceable and believes that it has a number of substantive and credible defences. The RBS Group cannot, however, at this stage predict with any certainty if, or for how long, the stays, waiver and standstill referred to above will remain in place. Nor can it at this stage predict with any certainty the timing or substance of the final outcome of the customer claims and complaints, any appeals against the judgement handed down on 24 April 2008 and any further stages of the test case. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on NatWest Group’s consolidated net assets, operating results or cash flows in any particular period.

Update

On 23 May 2008, a case management hearing was held at which the Judge granted the banks (including the Royal Bank and the Bank) leave to appeal the Judge's decision that the banks' current terms are not exempt from an assessment for fairness under the Regulations. The banks and the OFT agreed that the case should move forward as quickly as possible. It is expected that this appeal will be heard during autumn 2008.

United States

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the RBS Group, following the collapse of Enron. The claims against the RBS Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements—they have not quantified claimed damages against the RBS Group in particular. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US federal court for the Fifth Circuit provide further support for the RBS Group’s position. The RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on the RBS Group’s consolidated net assets, its operating results or cash flows in any particular period.

Investigations

NatWest Group’s businesses and earnings can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond NatWest Group’s control but could have an adverse impact on NatWest Group’s businesses and earnings.

European Union

In the European Union, these regulatory actions included an inquiry into retail banking in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will use its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

In 2007 the European Commission issued a judgement that MasterCard’s current multilateral interchange fee (‘‘MIF’’) arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard is required by the decision to withdraw the relevant cross border MIFs by June 2008. RBS Group is waiting for MasterCard to report to member banks with its proposals for removing the cross border MIF for credit and debit card transactions. RBS Group also understands that MasterCard is intending to appeal the decision. Visa’s MIFs were temporarily allowed in 2002 by the European Commission up to 31 December 2007. On 27 March 2008, the European Commission opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit card charges in the European Union. There is no deadline for the closure of the inquiry.

United Kingdom

In the United Kingdom, in September 2005, the Office of Fair Trading (‘‘OFT’’) received a supercomplaint from the Citizens Advice Bureau relating to payment protection insurance (‘‘PPI’’). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, on 7 February 2007, following a period of consultation, the OFT referred the PPI market to the Competition Commission (‘‘CC’’) for an in-depth inquiry. This inquiry could continue for up to two years. Also, in October 2006, the Financial Services Authority published the outcome of its broad industry thematic review of PPI sales practices in which it concluded that some institutions fail to treat customers fairly.

In January 2006, the OFT commenced a review of the undertakings given following the conclusion of the CC inquiry in 2002 into the supply of banking services to small and medium enterprises (‘‘SMEs’’). On 21 December 2007, the CC published its decision to lift the temporary price controls imposed in 2003 on the United Kingdom’s four largest banks servicing SMEs (including RBS) and to retain certain behavioural undertakings.

The OFT has carried out investigations into Visa and MasterCard credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known, but these investigations may have an impact on the consumer credit industry in general and, therefore, on the RBS Group’s business in this sector. On 9 February 2007, the OFT announced that it was expanding its investigation into interchange rates to include debit cards.

On 29 March 2007, the OFT announced that, following an initial review into bank current account charges, it had decided to conduct an in-depth study of UK retail bank pricing and a formal investigation into the fairness of bank current account charges. The findings of the OFT’s study and investigation are expected to be published later this year. Given the stage of the investigation, the Company cannot estimate the impact of any adverse outcome of the investigation upon it, if any. However, the Company is cooperating fully with the OFT to achieve resolution of the matters under investigation.

On 26 January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. On 1 March 2007, the RBS Group adopted a policy of charging all customers the fee applicable at the time the customers took out the mortgage or, if later, varied their mortgage. The Company believes that it is currently in compliance with the Statement of Good Practice and will continue to monitor its performance against those standards.

On 15 May 2007, the CC published its final report into the supply of personal current account banking services in Northern Ireland. The Northern Ireland PCA Banking Market Investigation Order 2008 implementing the remedies (including, inter alia, measures designed to make switching current accounts between banks easier for depositors and requiring the provision of aggregate fees and other information to customers) set out in the report came into force on 22 February 2008. NatWest Group owns Ulster Bank, which is active in the Northern Ireland current account market. The Company has responded to the remedies mandated by the Order and believes that it is currently in compliance with its obligations. The Company will continue to monitor its performance against those requirements.

United States

The New York State Attorney General has issued subpoenas to a wide array of participants in the sub-prime mortgage industry including mortgage originators, appraisers, due diligence firms, investment banks and rating agencies, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms and whether that information is adequately disclosed to investors. RBS Greenwich Capital has produced documents requested by the New York State Attorney General principally related to sub-prime loans that were pooled into one securitisation transaction.

In addition to the above, certain of RBS Group’s subsidiaries have received requests for information from various US governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008 RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBS Group’s US sub-prime securities exposure and US residential mortgage exposures. The company and its subsidiaries are co-operating with these various requests for information and investigations.

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

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:

		Series C ADSs
		$
By month
May 2008	High	25.44
	Low	25.03
April 2008	High	25.25
	Low	24.96
March 2008	High	25.35
	Low	24.85
February 2008	High	25.75
	Low	25.23
January 2008	High	25.45
	Low	24.84
December 2007	High	25.40
	Low	24.51
By quarter
2008 : First quarter	High	25.75
	Low	24.84
2007 : Fourth quarter	High	25.65
	Low	24.51
2007 : Third quarter	High	25.79
	Low	25.15
2007 : Second quarter	High	25.95
	Low	25.25
2007 : First quarter	High	25.84
	Low	25.30
2006 : Fourth quarter	High	26.13
	Low	25.20
2006 : Third quarter	High	26.05
	Low	25.35
2006 : Second quarter	High	25.68
	Low	25.20
2006 : First quarter	High	26.00
	Low	25.46

By year
2007	High	25.95
	Low	24.51
2006	High	26.13
	Low	25.20
2005	High	26.30
	Low	25.42
2004	High	26.61
	Low	25.40
2003	High	26.83
	Low	26.00

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

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. In the year ended 31 December 2007, there have been no material contracts entered into outside the ordinary course of business.

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

TAXATION

The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of non-cumulative dollar preference shares or ADSs by a beneficial owner of non-cumulative dollar preference shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised under the laws of the United States or any State thereof, or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source and that holds such non-cumulative dollar preference shares or ADSs as capital assets (a "US Holder").

This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, generally, (ii) that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Bank.

The statements and practices set forth below regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the “Treaty”) and the US/UK double taxation convention relating to estate and gift taxes (the "Estate Tax Treaty")) are based on those laws and practices as in force and as applied in practice on the date of this Report, which are subject to change, possibly with retroactive effect. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, of the acquisition, ownership and disposition of non-cumulative dollar preference shares or ADSs by consulting their own tax advisers.

For the purposes of the Treaty and the Estate Tax Treaty and for purposes of the US Internal Revenue Code of 1986, as amended (the "Code"), US Holders of ADSs will be treated as owners of the non-cumulative dollar preference shares underlying such ADSs.

Preference shares or ADSs

Taxation of dividends

The Bank is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the Bank on a redemption or winding-up. US Holders who are not resident or ordinarily resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their non-cumulative dollar preference shares or ADSs are held, used or acquired will not be subject to UK tax in respect of dividends received.

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

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS representing preference shares, generally recognise capital gain or loss for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Bank) in an amount equal to the difference between the amount realised (excluding any declared but unpaid dividends, which will be treated as a dividend for US federal income tax purposes) and the US Holder's tax basis in the non-cumulative dollar preference share or ADS. Gain or loss will generally be US source and will be long-term capital gain or loss if the US Holder held the non-cumulative dollar preference share or ADS for more than one year.

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

UK stamp duty and stamp duty reserve tax (“SDRT”)

The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS evidenced by an ADR in registered form (otherwise than to the custodian on cancellation of the ADS). It does not set out the UK stamp duty or SDRT consequences of transferring, or agreeing to transfer, non-cumulative dollar preference shares or any interest therein or right thereto (other than interests in ADSs evidenced by ADRs) on which investors should consult their own tax advisers.

A transfer of an ADS evidenced by an ADR in registered form executed and retained in the US will not give rise to stamp duty and an agreement to transfer an ADS or ADR in registered form will not give rise to SDRT.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Risk management is conducted on an overall basis within the RBS Group. The financial risk management objectives and policies of the RBS Group and information on NatWest Group’s exposure to price, credit, liquidity and cash flow risk are contained in Note 29 on the financial statements, included in Item 18 of this Annual Report on Form 20-F.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures
As required by US regulations, the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934) have been evaluated. This evaluation has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that as at 31 December 2007, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Internal Control
Management of NatWest Group is responsible for NatWest Group’s system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, NatWest Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

Management’s report on internal control over financial reporting
Management of NatWest Group is responsible for establishing and maintaining adequate internal control over financial reporting for NatWest Group.

NatWest Group’s internal control over financial reporting is a component of an overall system of internal control. NatWest Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) and it includes:

•	Policies and procedures that relate to the maintenance of records that in reasonable detail fairly and accurately reflect the transactions and disposition of assets.

•
Controls providing reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures are being made only as authorised by management.

•
Controls providing reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in ‘’Internal Control – Integrated Framework’’.  Based on its assessment, management believes that, as of 31 December 2007, NatWest Group’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in internal controls
There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

Statement of directors' responsibilities

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

By order of the Board.

Miller McLean
Secretary
28 March 2008

Report of Independent Registered Accounting Firm to the members of National Westminster Bank Plc

We have audited the financial statements of National Westminster Bank Plc ("the Bank") and its subsidiaries (together "the Group") for the year ended 31 December 2007 which comprise the accounting policies, the balance sheets as at 31 December 2007 and 2006, the consolidated income statement, the cash flow statements, the statements of recognised income and expense for each of the three years in the period ended 31 December 2007 and the related Notes 1 to 42. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and as regards the Group's consolidated financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the directors' report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Bank has not kept proper accounting records, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and Accounts 2007 as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information outside the Annual Report and Accounts 2007.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board and with the standards of the Public Company Accounting Oversight Board (United States). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Bank and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.

UK Opinion

In our opinion:

•
the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group's affairs as at 31 December 2007 and of its profit and cash flows for the year then ended;

•
the Bank financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of affairs of the Bank as at 31 December 2007;

•	the financial statements have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and

•	the information given in the directors' report is consistent with the financial statements.

Separate opinion in relation to IFRS

As explained in the accounting policies, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 31 December 2007 and of its profit and cash flows for the year then ended.

US opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2007, in accordance with IFRS as adopted for use in the European Union and IFRS as issued by the IASB.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
28 March 2008

Consolidated income statement for the year ended 31 December 2007

				2005
		2007	2006	Discontinued*	Continuing
	Note	£m	£m	£m	£m
Interest receivable		12,178	9,825	203	8,289
Interest payable		(7,087)	(5,376)	9	(4,040)
Net interest income		5,091	4,449	212	4,249
Fees and commissions receivable		4,226	3,928	43	3,663
Fees and commissions payable		(1,036)	(960)	(34)	(926)
(Loss)/income from trading activities	1	(360)	1,458	–	808
Other operating income		433	451	–	635
Non-interest income		3,263	4,877	9	4,180
Total income		8,354	9,326	221	8,429
Staff costs		1,567	1,754	–	1,477
Premises and equipment		267	266	–	114
Other administrative expenses		2,322	2,741	70	2,440
Depreciation and amortisation		264	257	–	382
Operating expenses	2	4,420	5,018	70	4,413
Profit before impairment losses		3,934	4,308	151	4,016
Impairment losses	11	849	852	4	752
Operating profit before tax		3,085	3,456	147	3,264
Tax	5	768	831	44	904
Operating profit after tax		2,317	2,625	103	2,360
Discontinued operations		–	–		103
Profit for the year		2,317	2,625		2,463

Profit attributable to:
Minority interests		89	39		17
Ordinary shareholders		2,228	2,586		2,446
		2,317	2,625		2,463

*	the Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss.

Balance sheets at 31 December 2007

		Group		Bank
		2007	2006	2007	2006
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks		1,363	1,525	1,006	876
Treasury and other eligible bills subject to repurchase agreements	27	1,974	225	–	–
Other treasury and other eligible bills		47	50	–	–
Treasury and other eligible bills	9	2,021	275	–	–
Loans and advances to banks	9	71,449	61,563	27,296	25,006
Loans and advances to customers	9	188,976	182,411	115,632	109,496
Debt securities subject to repurchase agreements	27	31,970	29,346	–	–
Other debt securities		3,946	2,922	31	42
Debt securities	13	35,916	32,268	31	42
Equity shares	14	1,110	1,158	18	50
Investments in Group undertakings	15	–	–	6,052	6,758
Settlement balances		2,700	3,574	–	–
Derivatives	12	3,575	2,746	1,588	1,400
Intangible assets	16	1,244	1,209	375	359
Property, plant and equipment	17	1,514	1,719	908	1,009
Prepayments, accrued income and other assets	18	2,414	2,213	879	705
Total assets		312,282	290,661	153,785	145,701

Liabilities
Deposits by banks	9	44,861	46,258	6,324	6,438
Customer accounts	9	205,519	181,219	132,248	125,095
Debt securities in issue	9	20,923	14,335	9	29
Settlement balances and short positions	19	14,955	24,274	–	–
Derivatives	12	3,251	2,343	1,352	1,145
Accruals, deferred income and other liabilities	20	3,417	4,108	1,091	1,231
Retirement benefit liabilities	3	1,322	1,298	1,124	1,110
Subordinated liabilities	22	5,932	5,641	4,244	4,583
Total liabilities		300,180	279,476	146,392	139,631

Equity
Minority interests	23	1,314	1,012	–	–
Shareholders' equity
Called up share capital	24	1,678	1,678	1,678	1,678
Reserves	25	9,110	8,495	5,715	4,392
Total equity		12,102	11,185	7,393	6,070

Total liabilities and equity		312,282	290,661	153,785	145,701

The accounts were approved by the Board of directors on 28 March 2008 and signed on its behalf by:

Sir Tom McKillop Chairman	Sir Fred Goodwin Group Chief Executive	Guy Whittaker Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2007

	Group			Bank
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m
Available-for-sale investments
Net valuation gains taken direct to equity	87	81	38	40	44	33
Net profit taken to income on sales	(85)	(55)	(324)	(72)	–	(320)

Cash flow hedges
Net (losses)/gains taken direct to equity	–	(2)	–	(9)	13	(39)
Net gains taken to earnings	(20)	(39)	(28)	(13)	(28)	(13)

Exchange differences on translation of foreign operations	247	(491)	180	2	6	(5)
Income/(expense) before tax on items recognised direct in equity	229	(506)	(134)	(52)	35	(344)
Tax on items recognised direct in equity	7	(43)	106	15	(50)	110
Net income/(expense) recognised direct in equity	236	(549)	(28)	(37)	(15)	(234)
Profit for the year	2,317	2,625	2,463	3,210	1,688	1,774
Total recognised income and expense for the year	2,553	2,076	2,435	3,173	1,673	1,540

Attributable to:
Equity shareholders	2,465	2,045	2,420	3,173	1,673	1,540
Minority interests	88	31	15	–	–	–
	2,553	2,076	2,435	3,173	1,673	1,540

Cash flow statements for the year ended 31 December 2007

		Group			Bank
		2007	2006	2005	2007	2006	2005
	Note	£m	£m	£m	£m	£m	£m
Operating activities
Operating profit before tax		3,085	3,456	3,411	3,729	1,963	2,315

Adjustments for:
Depreciation and amortisation		264	257	382	177	202	326
Interest on subordinated liabilities		271	310	304	239	271	283
Charge for defined benefit pension schemes		132	229	149	83	168	97
Cash contribution to defined benefit pension schemes		(117)	(135)	(1,007)	(69)	(70)	(976)
Elimination of foreign exchange differences		(464)	1,503	(2,178)	5	143	189
Other non-cash items		(75)	(289)	(1,007)	(380)	28	(1,070)
Net cash inflow from trading activities		3,096	5,331	54	3,784	2,705	1,164
Changes in operating assets and liabilities		15,004	2,706	24,173	3,999	1,559	6,010
Net cash flows from operating activities before tax		18,100	8,037	24,227	7,783	4,264	7,174
Income taxes paid		(592)	(1,157)	(1,170)	(104)	(588)	(662)
Net cash flows from operating activities	32	17,508	6,880	23,057	7,679	3,676	6,512

Investing activities
Sale and maturity of securities		560	1,489	1,600	19	85	951
Purchase of securities		(2,215)	(874)	(1,322)	(82)	(60)	(80)
Sale of property, plant and equipment		678	268	333	326	265	302
Purchase of property, plant and equipment		(328)	(382)	(281)	(135)	(85)	(119)
Net investment in business interests and intangible assets	33	(159)	(92)	(168)	403	(524)	(167)
Net cash flows from investing activities		(1,464)	409	162	531	(319)	887

Financing activities
Issue of subordinated liabilities		634	91	291	–	–	–
Proceeds of minority interests issued		288	271	463	–	–	–
Redemption of minority interests		(2)	–	(121)	–	–	–
Capital contribution		–	188	–	–	188	–
Repayment of subordinated liabilities		(403)	(719)	(210)	(381)	(590)	(210)
Dividends paid		(1,922)	(1,534)	(365)	(1,850)	(1,500)	(350)
Interest on subordinated liabilities		(274)	(313)	(319)	(244)	(276)	(297)
Net cash flows from financing activities		(1,679)	(2,016)	(261)	(2,475)	(2,178)	(857)
Effects of exchange rate changes on cash and cash equivalents		364	(2,237)	2,621	74	(240)	135

Net increase in cash and cash equivalents		14,729	3,036	25,579	5,809	939	6,677
Cash and cash equivalents 1 January		51,460	48,424	22,845	19,527	18,588	11,911
Cash and cash equivalents 31 December		66,189	51,460	48,424	25,336	19,527	18,588

Accounting policies

1. Presentation of accounts

The accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB"), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as adopted by the European Union ("EU"). The EU has not adopted the complete text of IAS 39 'Financial Instruments Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB. The date of transition to IFRS for the Group and the Bank and the date of their opening IFRS balance sheets was 1 January 2004.

The Group has adopted IFRS 7 'Financial Instruments: Disclosures' for the accounting period beginning 1 January 2007. This has had no effect on the results, cash flows or financial position of the Group or the Bank. However, there are changes to the notes on the accounts and comparative information is presented accordingly.

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

2. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain special purpose entities) that continue to be controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary's net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries are included up until the Group ceases to control them through sale or significant change in circumstances.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable, that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

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

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer's account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

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

5. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles Other acquired intangibles Computer software	6 to 10 years 5 to 10 years 3 to 5 years

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

Acquired goodwill being the excess of the cost of an acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption 'Intangible assets' and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

On implementation of IFRS, the Group did not restate business combinations that occurred before 1 January 2004. Under previous GAAP, goodwill arising on acquisitions was capitalised and amortised over its estimated useful economic life. The carrying amount of goodwill in the Group's opening IFRS balance sheet (1 January 2004) was £273 million, its carrying value under previous GAAP.

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

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see accounting policy 19 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings Short leaseholds Property adaptation costs Computer equipment Other equipment	50 years unexpired period of the lease 10 to 15 years up to 5 years 4 to 15 years

Under previous GAAP, the Group's freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group elected to use this valuation as at 31 December 2003 (£1,334 million) as deemed cost for its opening IFRS balance sheet (1 January 2004).

Accounting policies continued

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

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in profit or loss on its disposal.

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

Held-to-maturity investments – a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3 above) less any impairment losses.

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

Designated as at fair value through profit or loss – financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

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

Accounting policies continued

13. Financial liabilities

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

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

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

14. Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset’s cash flows; or (b) retains the right to the asset’s cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

15. Sale and repurchase transactions

Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a deposit. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration is recorded in Loans and advances to banks or Loans and advances to customers as appropriate.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised. Cash collateral received or given is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

16. Netting

Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and it intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

17. Capital instruments

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

18. Derivatives and hedging

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

Gains and losses arising from changes in the fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. There are three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

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

Hedge of net investment in a foreign operation – in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge.

19. Investment property

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

20. Cash and cash equivalents

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

21. Shares in Group entities

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

Accounting policies continued

events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2007, gross loans and advances to customers totalled £191,314 million (2006 – £184,470 million) and customer loan impairment provisions amounted to £2,338 million (2006 – £2,059 million).

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

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 3 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit in excess of 10% of the greater of scheme assets and scheme liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 3 on the accounts. The pension deficit recognised in the balance sheet at 31 December 2007 was £1,322 million (2006 – £1,298 million).

Fair value – financial instruments

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. Gains or losses arising from changes in the fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised.

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) – principally comprise reverse repurchase agreements (reverse repos) and US commercial mortgage loans. In repurchase agreements one party agrees to sell securities to another and simultaneously agrees to repurchase the securities at a future date for a specified price. The repurchase price is fixed at the outset, usually being the original sale price plus an amount representing interest for the period from the sale to the repurchase.

Treasury and other eligible bills and debt securities (held-for-trading and available-for-sale) – treasury bills are UK and foreign government treasury bills and other bank bills eligible for refinancing with central banks. Debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.

Equity securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) comprise equity shares of companies or corporations both listed and unlisted.

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) – deposits measured at fair value principally comprise repurchase agreements (repos) discussed above.

Short positions (held-for-trading) arise in dealing and market making activities where Treasury and other eligible bills, debt securities and equity shares are sold which the Group does not currently possess.

Derivatives – these include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

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

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified term starting on a specific future date; there is no exchange of principal.

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

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities which are derivatives of the same underlying instrument, fair value determined by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

Accounting policies continued

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2007 by valuation method.

			Valuation
			techniques
		Valuation	incorporating
		techniques	information
	Quoted prices	based on	other than
	in active	observable	observable
	markets(1)	market data(2)	market data(3)	Total
Financial instruments measured at fair value	£bn	£bn	£bn	£bn
Assets
Fair value through profit or loss
Loans and advances to banks	—	18.1	—	18.1
Loans and advances to customers	—	12.7	2.2	14.9
Treasury and other eligible bills and debt securities	12.4	21.6	0.1	34.1
Equity shares	—	—	0.2	0.2
Derivatives	0.1	3.5	—	3.6
Available for sale
Treasury and other eligible bills and debt securities	2.3	1.5	—	3.8
Equity shares	0.1	—	0.9	1.0
	14.9	57.4	3.4	75.7
Liabilities
Deposits	—	34.2	—	34.2
Short positions	11.7	0.7	—	12.4
Derivatives	0.3	3.0	—	3.3
	12.0	37.9	—	49.9

Note:

(1)
Financial assets and financial liabilities which are valued using unadjusted quoted prices in active markets for identical assets or liabilities. This category includes listed equity shares, exchange-traded derivatives, UK, US and certain other government securities, and US agency securities in active markets.

(2)	Financial assets and financial liabilities valued using techniques based on observable market data. Instruments in this category have been valued using:

(a)	quoted prices for similar assets or liabilities, or identical assets or liabilities in markets which are considered to be less than active; or
(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

Financial assets and financial liabilities in this category include repos, reverse repos, structured loans and deposits, corporate and municipal debt securities, the majority of the Group’s OTC derivatives and certain instruments listed in (1) above where markets are to be active.

(3)
Valuation techniques incorporating information other than observable market data are used for instruments where at least one input (which could have a significant effect on the instrument’s valuation) cannot be based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used, if not, the input is estimated. Financial assets in this category include certain US commercial mortgage loans, unlisted equity shares and less liquid debt securities.

The Group uses a number of methodologies to determine the fair value of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include: relative value methodologies based on observable prices for similar instruments; present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate; and Black-Scholes, Monte-Carlo and binomial option pricing models. The principal inputs to these valuation techniques are listed below. Values between and beyond available data points are obtained by interpolation and extrapolation.

•	Bond prices – quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

•
Credit spreads – where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates – these are principally benchmark interest rates such as the London Inter-Bank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

•	Foreign currency exchange rates – there are observable markets both spot and forward and in futures in the world’s major currencies.

•	Equity and equity index prices – quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.

•	Commodity prices – many commodities are actively traded in spot, forward and futures on exchanges in London, New York and other commercial centres.

•
Price volatilities and correlations – volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the value of certain products such as derivatives with more than one underlying is correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•
Prepayment rates – the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets the Group incorporates the value of the prepayment option.

•
Counterparty credit spreads – adjustment is made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price or parameter; for example many OTC derivative price quotations are for transactions with a counterparty with an ‘AA’ credit rating.

The Group refines and modifies its valuation techniques as markets and products develop and the pricing for individual products become more transparent.

Whilst the Group believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date. Portfolios whose fair values are based on valuation techniques incorporating information other than observable market data and related sensitivity analysis at 31 December 2007 are discussed below.

Commercial mortgages – senior and mezzanine commercial mortgages of £2.2 billion in the Group’s US subsidiary are loans secured on commercial land and buildings that were originated or acquired by the Group for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement.

Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternative assumptions for credit spreads (taking into account all other applicable factors) would reduce the fair value by up to £52 million or increase the fair value by up to £49 million.

Accounting policies continued

Equity shares – includes £0.6 billion relating to investments held by the Bank in fellow subsidiaries.

Other portfolios – other than the instruments discussed above, there are other financial instruments which are held, by the Group’s subsidiaries, at fair value determined from data which are not market observable, or incorporating a material adjustments to market observed data. Using reasonably possible alternative assumptions would reduce the fair value by up to £5 million or increase the fair value by up to £5 million.

Accounting developments

International Financial Reporting Standards

The International Financial Reporting Interpretations Committee (‘IFRIC’) issued interpretation IFRIC 11 ‘Group and Treasury Share Transactions’ in November 2006. Entities which buy their own shares, or whose shareholders buy shares in the reporting entity, in order to provide incentives to employees shall account for those incentives on an equity-settled basis. This principle applies also to the accounting by subsidiaries. The interpretation is effective for annual accounting periods beginning on or after 1 March 2007 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 12 ‘Service Concession Arrangements’ in November 2006. Entities providing infrastructure and services to governments under concession arrangements shall account for each component of the arrangement separately. Infrastructure provided under these arrangements may be recognised as either a financial asset or an intangible asset. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group or the Bank.

The IASB issued IFRS 8 ‘Operating Segments’ in November 2006. This will replace IAS 14 ‘Segment Reporting’ for accounting periods beginning on or after 1 January 2009. IFRS 8 requires entities to report segment information as reported to management and reconcile it to the financial statements and is not expected to have a material effect on the Group or the Bank.

The IASB issued a revised IAS 23 ‘Borrowing Costs’ in March 2007. Entities are required to capitalise borrowing costs attributable to the development or construction of intangible assets or property plant or equipment. The standard is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 13 ‘Customer Loyalty Programmes’ in June 2007. Entities that provide customers with benefits ancillary to a sale of goods or services should apportion the sales proceeds to those benefits on the basis of relative fair values. The interpretation is effective for accounting periods beginning on or after 1 July 2008 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ in July 2007. The net pension asset that may be recognised by a sponsoring entity is limited to the amount to which it has an unconditional right of refund or can be recovered through the settlement of plan liabilities. Entities legally bound to minimum funding requirements should not overlook those obligations when recognising the net asset or liability for an employee benefit scheme. The interpretation is effective for accounting periods beginning on or after 1 January 2008 and is not expected to have a material effect on the Group or the Bank.

The IASB issued a revised IAS 1 ‘Presentation of Financial Statements’ in September 2007 effective for accounting periods beginning on or after 1 January 2009. The amendments to the presentation requirements for financial statements are not expected to have a material effect on the Group or the Bank.

The IASB published a revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ following the completion in January 2008 of its project on the acquisition and disposal of subsidiaries. The standards improve convergence with US GAAP and provide new guidance on accounting for changes in interests in subsidiaries. The cost of an acquisition will comprise only consideration paid to vendors for equity; other costs will be expensed immediately. Groups will only account for goodwill on acquisition of a subsidiary; subsequent changes in interest will be recognised in equity and only on a loss of control will there be a profit or loss on disposal to be recognised in income. The changes are effective for accounting periods beginning on or after 1 July 2009 but both standards may be adopted together for accounting periods beginning on or after 1 July 2007. These changes will affect the Group's accounting for future acquisitions and disposals of subsidiaries.

The IASB published revisions to IAS 32 ‘Financial Instruments: Presentation’ and consequential revisions to other standards in February 2008 to improve the accounting for and disclosure of puttable financial instruments. The revisions are effective for accounting periods beginning on or after 1 January 2009 but together they may be adopted earlier. They are not expected to have a material affect on the Group or the Bank.

Notes on the accounts

1 Income from trading activities	Group
	2007	2006	2005
	£m	£m	£m
Foreign exchange (1)	134	595	(33)
Interest rates (2)	310	352	367
Credit (3)	(843)	589	562
Equities and commodities (4)	39	(78)	(88)
	(360)	1,458	808

The analysis of trading income is based on how the business is organised and the underlying risks managed.

Notes:

Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:

(1)	Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
(2)	Interest rates: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
(3)	Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
(4)	Equities and commodities: equity derivatives, commodity contracts and related hedges and funding.

2 Operating expenses	Group
	2007	2006	2005
	£m	£m	£m
Wages, salaries and other staff costs	1,339	1,438	1,246
Social security costs	82	78	70
Pension costs (see Note 3)
– defined benefit schemes	132	229	149
– defined contribution schemes	14	9	12
Staff costs	1,567	1,754	1,477
Premises and equipment	267	266	114
Other administrative expenses	2,322	2,741	2,510
Property, plant and equipment (see Note 17)	109	98	105
Intangible assets (see Note 16)	155	159	277
Depreciation and amortisation	264	257	382
	4,420	5,018	4,483

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the various acquisitions made by the Group:

	Group
	2007	2006	2005
	£m	£m	£m
Staff costs	7	48	17
Premises and equipment	4	3	1
Other administrative expenses	1	11	14
Depreciation and amortisation	31	5	131
	43	67	163

Notes on the accounts continued

The average number of persons employed by the Group during the year, excluding temporary staff, was 31,200 (2006 – 31,000; 2005 –30,000). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group
	2007	2006	2005
Global Banking & Markets	1,300	1,300	1,100
Retail	19,200	19,700	20,300
Wealth Management	3,400	3,100	2,800
Ulster Bank	6,400	5,600	5,200
Manufacturing	1,200	1,300	1,200
Total	31,500	31,000	30,600

UK	23,900	24,100	24,300
USA	1,300	1,300	1,100
Europe	5,800	5,200	4,900
Rest of the World	500	400	300
Total	31,500	31,000	30,600

	Bank
	2007	2006	2005
	£m	£m	£m
Wages, salaries and other staff costs	474	429	380
Social security costs	30	29	27
Pension costs (see Note 3)
– defined benefit schemes	83	168	97
– defined contribution schemes	1	—	4
Staff costs	588	626	508

The average number of persons employed by the Bank during the year, excluding temporary staff, was 20,000 (2006 – 20,700; 2005 – 20,600). The number of persons employed by the Bank at 31 December, excluding temporary staff, was as follows:

	Bank
	2007	2006	2005
Retail	19,100	19,700	20,200
Wealth Management	600	600	600
Total	19,700	20,300	20,800

All of the above are employed in the UK.

3 Pension costs

Members of the Group sponsor a number of pension schemes in the UK and overseas, predominantly of the defined benefit type, whose assets are independent of the Group’s finances. Defined benefit pensions generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006 the defined benefit section of The Royal Bank of Scotland Group Pension Fund (‘Main scheme’), has been closed to new entrants.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of the eligible employees. The amounts are not material.

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

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Group			Bank
Principal actuarial assumptions at 31 December (weighted average)	2007	2006	2005	2007	2006	2005
Discount rate	6.0%	5.3%	4.8%	6.0%	5.3%	4.8%
Expected return on plan assets	6.9%	6.9%	6.5%	6.9%	6.9%	6.5%
Rate of increase in salaries	4.4%	4.1%	3.9%	4.5%	4.2%	3.9%
Rate of increase in pensions in payment	3.2%	2.9%	2.7%	3.2%	2.9%	2.7%
Inflation assumption	3.2%	2.9%	2.7%	3.2%	2.9%	2.7%

	Group			Bank
Major classes of plan assets as a percentage of total plan assets	2007	2006	2005	2007	2006	2005
Equities	61.1%	60.5%	61.4%	61.0%	60.5%	61.3%
Index-linked bonds	17.5%	16.7%	17.5%	18.2%	17.3%	18.1%
Government fixed interest bonds	1.7%	3.0%	2.3%	1.2%	2.5%	1.8%
Corporate and other bonds	14.9%	13.8%	14.4%	15.1%	14.0%	14.6%
Property	4.1%	4.6%	3.8%	3.8%	4.3%	3.6%
Cash and other assets	0.7%	1.4%	0.6%	0.7%	1.4%	0.6%

Ordinary shares of the holding company with a fair value of £65 million (2006 – £87 million; 2005 – £76 million) are held by the Group’s pension schemes together with holdings of other financial instruments issued by the Group with a value of £606 million (2006 – £258 million; 2005 – £299 million).

The expected return on plan assets at 31 December 2007 is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	Group			Bank
	2007	2006	2005	2007	2006	2005
Equities	8.1%	8.1%	7.7%	8.1%	8.1%	7.7%
Index-linked bonds	4.5%	4.5%	4.1%	4.5%	4.5%	4.1%
Government fixed interest bonds	4.5%	4.5%	4.0%	4.5%	4.5%	4.1%
Corporate and other bonds	5.5%	5.3%	4.8%	5.5%	5.3%	4.8%
Property	6.3%	6.3%	5.9%	6.3%	6.3%	5.9%
Cash and other assets	4.6%	4.6%	4.1%	4.6%	4.6%	4.2%

Post-retirement mortality assumptions (Main scheme)				2007	2006	2005
Longevity at age 60 for current pensioners (years)
Males				26.0	26.0	25.4
Females				26.8	28.9	28.2

Longevity at age 60 for future pensioners (years)
Males				28.1	26.8	26.2
Females				28.2	29.7	29.0

These post-retirement mortality assumptions are derived from standard mortality tables used by the scheme actuary to value the liabilities for the main scheme. Following a comprehensive review of the mortality experience of the main scheme over the last three years by the scheme actuary, different standard mortality tables (adjusted as appropriate) have been used in valuing the scheme liabilities as at 31 December 2007.

Notes on the accounts continued

3 Pension costs (continued)	Group			Bank
		Present			Present
		value of	Net		value of	Net
	Fair value	defined	pension	Fair value	defined	pension
	of plan	benefit	deficit/	of plan	benefit	deficit/
	assets	obligations	(surplus)	assets	obligations	(surplus)
Changes in value of net pension liability	£m	£m	£m	£m	£m	£m
At 1 January 2006	16,697	20,174	3,477	15,914	19,105	3,191
Currency translation and other adjustments	(10)	(40)	(30)	—	(28)	(28)
Income statement:
Expected return	1,023		(1,023)	1,022		(1,022)
Interest cost		938	938		919	919
Current service cost		597	597		571	571
Less: direct contributions from other scheme members		(328)	(328)		(340)	(340)
Past service cost		24	24		20	20
Amortisation of net unrecognised actuarial losses		21	21		20	20
	1,023	1,252	229	1,022	1,190	168
Actuarial gains and losses	570	(1,156)	(1,726)	552	(1,077)	(1,629)
Disposal of subsidiaries	—	(1)	(1)	—	—	—
Contributions by employer	135	—	(135)	70	—	(70)
Contributions by other scheme members	342	342	—	359	359	—
Benefits paid	(517)	(517)	—	(517)	(517)	—
Expenses included in service cost	(27)	(27)	—	(26)	(26)	—
Amortisation of net unrecognised actuarial losses		(21)	(21)		(20)	(20)
At 31 December 2006	18,213	20,006	1,793	17,374	18,986	1,612
Unrecognised actuarial losses			495			502
Retirement benefit liabilities at 31 December 2006			1,298			1,110
Unfunded schemes liabilities included in post-retirement benefit liabilities			26			15

At 1 January 2007	18,213	20,006	1,793	17,374	18,986	1,612
Currency translation and other adjustments	40	49	9	—	—	—
Income statement:
Expected return	1,242		(1,242)	1,182		(1,182)
Interest cost		1,060	1,060		1,008	1,008
Current service cost		610	610		566	566
Less: direct contributions from other scheme members		(316)	(316)		(328)	(328)
Past service cost		20	20		19	19
	1,242	1,374	132	1,182	1,265	83
Actuarial gains and losses	150	(1,967)	(2,117)	163	(1,938)	(2,101)
Transfer from fellow subsidiary	30	30	—	30	30	—
Contributions by employer	117	—	(117)	69	—	(69)
Contributions by other scheme members	335	335	—	348	348	—
Contributions by plan participants	4	4	—	—	—	—
Benefits paid	(579)	(579)	—	(552)	(552)	—
Expenses included in service cost	(39)	(39)	—	(39)	(39)	—
At 31 December 2007	19,513	19,213	(300)	18,575	18,100	(475)
Unrecognised actuarial gains			(1,622)			(1,599)
Retirement benefit liabilities at 31 December 2007			1,322			1,124
Unfunded schemes liabilities included in post-retirement benefit liabilities			28			15

The Group expects to contribute £456 million (Bank – £414 million) to its defined benefit pension schemes in 2008.

	Group				Bank
	2007	2006	2005	2004	2007	2006	2005	2004
History of defined benefits schemes	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	19,513	18,213	16,697	14,236	18,574	17,374	15,914	13,569
Present value of defined benefit obligations	19,213	20,006	20,174	17,894	18,099	18,986	19,105	16,922
Net surplus/(deficit)	300	(1,793)	(3,477)	(3,658)	475	(1,612)	(3,191)	(3,353)

Experience losses on plan liabilities	(209)	(7)	(55)	(611)	(256)	(4)	(41)	(624)
Experience gains on plan assets	150	570	1,639	403	163	552	1,556	392
Actual return on pension schemes assets	1,392	1,593	2,611	1,283	1,345	1,574	2,486	1,230

4 Auditors' remuneration

Amounts paid to the auditors for statutory audit and other services were as follows:
	Group
	2007	2006	2005
	£m	£m	£m
Audit services
-Statutory audit	2.2	2.2	2.0
-Audit related regulatory reporting	0.1	0.1	1.2
	2.3	2.3	3.2
All other services	1.0	0.1	1.5
Total	3.3	2.4	4.7

5 Tax	Group
	2007	2006	2005
	£m	£m	£m
Current taxation:
Charge for the year	989	1,095	1,142
Over provision in respect of prior periods	(71)	(251)	(68)
Relief for overseas taxation	(76)	—	(24)
	842	844	1,050
Deferred taxation:
Credit for the year	(60)	(42)	(81)
(Over)/under provision in respect of prior periods	(14)	29	(21)
Tax charge for the year	768	831	948

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK Corporation Tax of 30% as follows:

	2007	2006	2005
	£m	£m	£m
Expected tax charge	926	1,037	1,023
Non-deductible items	52	157	70
Non-taxable items	(178)	(35)	(71)
Taxable foreign exchange movements	(3)	(106)	35
Group relief at non-standard rates	94	13	—
Foreign profits taxed at other rates	(57)	(23)	(21)
Increase in deferred tax asset following change in the rate of UK Corporation Tax	18	—	—
Unutilised losses brought forward and carried forward	1	10	1
Adjustments in respect of prior periods	(85)	(222)	(89)
Actual tax charge for the year	768	831	948

The effective tax rate for the year was 24.9% (2006 – 24.0%; 2005 – 27.8%) .. The tax rate was affected by an increase of £18 million in the deferred tax asset following the change in the rate of UK Corporation Tax from 30% to 28% from 1 April 2008.

Notes on the accounts continued

6 Dividends to preference shareholders	Group
	2007	2006	2005
	£m	£m	£m
9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series B (2)	—	11	11
Non-cumulative dollar preference shares, Series C	12	12	12
Total	25	36	36

Notes:

(1) In accordance with IAS 32, the Group’s preference shares are included in subordinated liabilities and the related finance cost in interest payable.
(2) Redeemed in January 2007.

7 Ordinary dividends	Group
	2007	2006	2005
	£m	£m	£m
Ordinary dividend paid to the parent company	1,850	1,500	350

8 Profit dealt with in the accounts of the Bank

As permitted by section 230(3) of the Companies Act 1985, no income statement for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders, £3,210 million (2006 – £1,688 million; 2005 – £1,774 million) has been dealt with in the accounts of the Bank.

9 Financial instruments

The following tables analyse the financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Group
		Designated
		as at fair						Non
		value			Other			financial
	Held-for-	through	Available-	Loans and	(amortised		Finance	assets/
	trading	profit or loss	for-sale	receivable	cost	)	leases	liabilities	Total
2007	£m	£m	£m	£m	£m		£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,363			—		1,363
Treasury and other eligible bills (1)	1,975	—	46	—			—		2,021
Loans and advances to banks (2)	17,912	237	—	53,300			—		71,449
Loans and advances to customers (3)	13,642	1,280	—	173,603			451		188,976
Debt securities	31,980	154	3,782	—			—		35,916
Equity shares	152	32	926	—			—		1,110
Settlement balances	—	—	—	2,700			—		2,700
Derivatives	3,575	—	—	—			—		3,575
Intangible assets								1,244	1,244
Property, plant and equipment								1,514	1,514
Prepayments, accrued income
and other assets	—	—	—	19			—	2,395	2,414
	69,236	1,703	4,754	230,985			451	5,153	312,282

Liabilities
Deposits by banks (4)	17,255	—			27,606		—	—	44,861
Customer accounts (5, 6)	15,341	1,661			188,517		—	—	205,519
Debt securities in issue (7)	—	—			20,923		—	—	20,923
Settlement balances
and short positions	12,437	—			2,518		—	—	14,955
Derivatives	3,251	—			—		—	—	3,251
Accruals, deferred income
and other liabilities	—	—			465		4	2,948	3,417
Retirement benefit liabilities								1,322	1,322
Subordinated liabilities (8)	—	—			5,932		—	—	5,932
	48,284	1,661			245,961		4	4,270	300,180

Equity									12,102
									312,282

	Group
		Designated
		as at fair
		value						Non
		through			Other			financial
	Held-for-	profit or	Available-	Loans and	(amortised		Finance	assets/
	trading	loss	for-sale	receivables	cost	)	leases	liabilities	Total
2006	£m	£m	£m	£m	£m		£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,525			—		1,525
Treasury and other eligible bills (1)	225	—	50	—			—		275
Loans and advances to banks (2)	11,884	654	—	49,025			—		61,563
Loans and advances to customers (3)	21,935	516	—	159,516			444		182,411
Debt securities	28,531	1,649	2,088	—			—		32,268
Equity shares	42	36	1,080	—			—		1,158
Settlement balances	—	—	—	3,574			—		3,574
Derivatives	2,746	—	—	—			—		2,746
Intangible assets								1,209	1,209
Property, plant and equipment								1,719	1,719
Prepayments, accrued income
and other assets	—	—	—	18			—	2,195	2,213
	65,363	2,855	3,218	213,658			444	5,123	290,661

Liabilities
Deposits by banks (4)	6,770	—			39,488		—	—	46,258
Customer accounts (5, 6)	8,665	1,448			171,106		—	—	181,219
Debt securities in issue (6)	—	—			14,335		—	—	14,335
Settlement balances
and short positions	21,296	—			2,978		—	—	24,274
Derivatives	2,343	—			—		—	—	2,343
Accruals, deferred income
and other liabilities	—	—			405		4	3,699	4,108
Retirement benefit liabilities								1,298	1,298
Subordinated liabilities (8)	—	—			5,641		—	—	5,641
	39,074	1,448			233,953		4	4,997	279,476

Equity									11,185
									290,661

Notes:
(1)	Comprises treasury bills and similar securities of £134 million (2006 – £185 million) and other eligible bills of £1,887 million (2006 – £90 million).
(2)
Includes reverse repurchase agreements of £8,487 million (2006 – £10,793 million), items in the course of collection from other banks of £2,296 million (2006 – £2,306 million), amounts due from holding company of £54,006 million (2006 – £44,834 million) and amounts due from fellow subsidiaries of £1,175 million (2006 – £24 million).

(3)
Includes reverse repurchase agreements of £15,557 million (2006 – £19,459 million), amounts due from ultimate holding company of nil (2006 – £737 million), amounts due from fellow subsidiaries of £35,880 million (2006 – £35,358 million) and amounts due from holding company of £912 million (2006 – nil).

(4)
Includes repurchase agreements of £13,139 million (2006 – £20,386 million), items in the course of transmission to other banks of £714 million (2006 – £742 million), amounts due to holding company of £27,884 million (2006 – £20,871 million) and amounts due to fellow subsidiaries of £58 million (2006 – £33 million).

(5)
Includes repurchase agreements of £30,239 million (2006 – £25,806 million), amounts due to fellow subsidiaries of £7,583 million (2006 – £7,380 million) and amounts due to holding company of £181 million (2006 – nil).

(6)
The carrying amount of other customer accounts designated as at fair value through profit and loss is £69 million (2006 – £80 million) greater than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable. The amount includes investment contracts with a carrying value of nil (2006 – nil).

(7)	Comprises bonds and medium term notes of £6,101 million (2006 – £4,656 million) and certificates of deposit and other commercial paper of £14,822 million (2006 – £9,679 million).
(8)	Includes amounts due to holding company of £1,173 million (2006 – £267 million).

	Group
	2007	2006	2005
Amounts included in the income statement	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	19	116	26
Gains on disposal or settlement of loans and receivables	—	1	—

Notes on the accounts continued

9 Financial instruments (continued)				Bank
		Designated
		as at fair
		value						Non
		through				Other		financial
	Held-for- trading	profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	(amortised cost	)	assets/ liabilities	Total
2007	£m	£m	£m	£m	£m	£m		£m	£m
Assets
Cash and balances at central banks	—	—		—	1,006			—	1,006
Loans and advances to banks (1)	116	17		—	27,163			—	27,296
Loans and advances to customers (2)	355	—		—	115,277			—	115,632
Debt securities	—	—		31	—			—	31
Equity shares	—	—		18	—			—	18
Investment in Group undertakings	—	—		—	—			6,052	6,052
Derivatives	1,523	—	65	—	—			—	1,588
Intangible assets								375	375
Property, plant and equipment								908	908
Prepayments, accrued income
and other assets	—	—		—	—			879	879
	1,994	17	65	49	143,446			8,214	153,785

Liabilities
Deposits by banks (3)	735	—				5,589		—	6,324
Customer accounts (4, 5)	107	170				131,971		—	132,248
Debt securities in issue (6)	—	—				9		—	9
Derivatives	1,318	—	34			—		—	1,352
Accruals, deferred income
and other liabilities	—	—				—		1,091	1,091
Retirement benefit liabilities								1,124	1,124
Subordinated liabilities	—	—				4,244		—	4,244
	2,160	170	34			141,813		2,215	146,392

Equity									7,393
									153,785

				Bank
		Designated
		as at fair
		value						Non
		through				Other		financial
	Held-for- trading	profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	(amortised cost	)	assets/ liabilities	Total
2006	£m	£m	£m	£m	£m	£m		£m	£m
Assets
Cash and balances at central banks	—	—		—	876			—	876
Loans and advances to banks (1)	147	—		—	24,859			—	25,006
Loans and advances to customers (2)	1,056	—		—	108,440			—	109,496
Debt securities	1	—		41	—			—	42
Equity shares	—	—		50	—			—	50
Investment in Group undertakings	—	—		—	—			6,758	6,758
Derivatives	1,339	—	61	—	—			—	1,400
Intangible assets								359	359
Property, plant and equipment								1,009	1,009
Prepayments, accrued income
and other assets	—	—		—	—			705	705
	2,543	—	61	91	134,175			8,831	145,701

Liabilities
Deposits by banks (3)	328	—				6,110		—	6,438
Customer accounts (4, 5)	196	116				124,783		—	125,095
Debt securities in issue (6)	—	—				29		—	29
Derivatives	1,082	—	63			—		—	1,145
Accruals, deferred income
and other liabilities	—	—				—		1,231	1,231
Retirement benefit liabilities								1,110	1,110
Subordinated liabilities	—	—				4,583		—	4,583
	1,606	116	63			135,505		2,341	139,631

Equity									6,070
									145,701

Notes:
(1)
Comprises items in the course of collection from other banks of £2,206 million (2006 – £2,108 million), amounts due from holding company of £22,749 million (2006 – £21,684 million), amounts due from fellow subsidiaries of £383 million (2006 – £24 million) and amounts due from subsidiaries of £553 million (2006 – £641 million).

(2)
Includes amounts due from ultimate holding company of nil (2006 – £737 million), amounts due from fellow subsidiaries of £35,500 million (2006 – £34,119 million), amounts due from subsidiaries of £3,095 million (2006 – £4,143 million) and amounts due from holding company of £335 million (2006 – nil).

(3)
Includes items in the course of transmission to other banks of £764 million (2006 – £777 million), amounts due to holding company of £1,908 million (2006 – £4,242 million), amounts due to fellow subsidiaries of £1,721 million (2006 – £8 million) and amounts due to subsidiaries of £636 million (2006 – £366 million).

(4)
Includes amounts due to fellow subsidiaries of £7,360 million (2006 – £6,901 million), amounts due to subsidiaries of £1,461 million (2006 – £6,576 million) and amounts due to holding company of £181 million (2006 – nil).

(5)
The carrying amount of other customer accounts designated as at fair value through profit and loss is £17 million (2006 – £4 million) greater than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movement in the period in the credit risk premium payable. The amount includes investment contracts with a carrying value of nil (2006 – nil).

(6)	Comprises bonds and medium term notes of £9 million (2006 – £29 million).

Notes on the accounts continued

9 Financial instruments (continued)

The following table shows the carrying values and the fair values of financial instruments on the balance sheets at amortised cost.

		Group				Bank
	2007	2007	2006	2006	2007	2007	2006	2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Cash and balances at central banks	1,363	1,363	1,525	1,525	1,006	1,006	876	876

Loans and advances to banks
Loans and receivables	53,300	53,293	49,025	49,022	27,163	27,164	24,859	24,859

Loans and advances to customers
Loans and receivables	173,603	173,554	159,516	159,447	115,277	115,250	108,440	108,321
Finance leases	451	458	444	477	—	—	—	—

Settlement balances	2,700	2,700	3,574	3,574	—	—	—	—

Financial liabilities
Deposits by banks
Amortised cost	27,606	27,606	39,488	39,487	5,589	5,590	6,110	6,110

Customer accounts
Amortised cost	188,517	188,502	171,106	171,099	131,971	131,967	124,783	124,781

Debt securities in issue
Amortised cost	20,923	20,943	14,335	14,390	9	9	29	29

Subordinated liabilities
Amortised cost	5,932	5,842	5,641	6,061	4,244	4,214	4,583	4,940

Settlement balances and short positions	2,518	2,518	2,978	2,978	—	—	—	—

Remaining maturity
			Group
	2007			2006
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	1,363	—	1,363	1,525	—	1,525
Treasury and other eligible bills	2,021	—	2,021	275	—	275
Loans and advances to banks	69,783	1,666	71,449	60,280	1,283	61,563
Loans and advances to customers	117,090	71,886	188,976	113,393	69,018	182,411
Debt securities	3,442	32,474	35,916	1,838	30,430	32,268
Equity shares	—	1,110	1,110	—	1,158	1,158
Settlement balances	2,700	—	2,700	3,574	—	3,574
Derivatives	1,230	2,345	3,575	1,111	1,635	2,746

Liabilities
Deposits by banks	42,978	1,883	44,861	44,308	1,950	46,258
Customer accounts	201,014	4,505	205,519	177,858	3,361	181,219
Debt securities in issue	10,429	10,494	20,923	8,250	6,085	14,335
Settlement balances and short positions	3,444	11,511	14,955	3,978	20,296	24,274
Derivatives	1,315	1,936	3,251	1,169	1,174	2,343
Subordinated liabilities	195	5,737	5,932	113	5,528	5,641

			Bank
		2007			2006
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	1,006	—	1,006	876	—	876
Loans and advances to banks	27,058	238	27,296	24,442	564	25,006
Loans and advances to customers	78,387	37,245	115,632	76,651	32,845	109,496
Debt securities	30	1	31	42	—	42
Equity shares	—	18	18	—	50	50
Derivatives	319	1,269	1,588	442	958	1,400

Liabilities
Deposits by banks	5,733	591	6,324	5,696	742	6,438
Customer accounts	129,787	2,461	132,248	122,191	2,904	125,095
Debt securities in issue	—	9	9	20	9	29
Derivatives	302	1,050	1,352	422	723	1,145
Subordinated liabilities	106	4,138	4,244	111	4,472	4,583

Notes on the accounts continued

10 Asset quality

Asset grades

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a RBS Group level asset quality scale.

Expressed as an annual probability of default, the upper and lower boundaries and the midpoint for each of these RBS Group level asset quality grades are as follows:

	Annual probability of default
	Minimum	Midpoint	Maximum
Asset quality grade	%	%	%
AQ1	0.00	0.10	0.20
AQ2	0.21	0.40	0.60
AQ3	0.61	1.05	1.50
AQ4	1.51	3.25	5.00
AQ5	5.01	52.50	100.00

The following table provides an analysis of the credit quality of financial assets by the RBS Group’s internal credit ratings.

					Group
						Balances with Group	Accruing	Non-	Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	companies	past due	accrual	provision	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	1,363	—	—	—	—	—	—	—	—	1,363
Treasury and other eligible bills	2,021	—	—	—	—	—	—	—	—	2,021
Loans and advances to banks*	13,308	492	146	23	2	55,181	—	2	(2)	69,152
Loans and advances to customers	31,716	21,636	61,593	22,471	10,485	36,792	3,324	3,297	(2,338)	188,976
Debt securities	34,877	765	133	31	110	—	—	—	—	35,916
Settlement balances	1,376	9	202	32	29	—	1,052	—	—	2,700
Derivatives	1,443	198	162	41	16	1,715	—	—	—	3,575
Other financial instruments	19	—	—	—	—	—	—	—	—	19
	86,123	23,100	62,236	22,598	10,642	93,688	4,376	3,299	(2,340)	303,722

Commitments	16,363	22,106	21,931	10,321	5,615	—	—	—	—	76,336
Contingent liabilities	1,708	1,357	1,680	383	217	—	—	—	—	5,345
Total off-balance sheet	18,071	23,463	23,611	10,704	5,832	—	—	—	—	81,681

						Balances with Group	Accruing	Non-	Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	companies	past due	accrual	provision	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	1,525	—	—	—	—	—	—	—	—	1,525
Treasury and other eligible bills	275	—	—	—	—	—	—	—	—	275
Loans and advances to banks*	13,994	119	—	278	8	44,858	—	2	(2)	59,257
Loans and advances to customers	37,412	15,228	49,314	32,203	8,166	36,095	3,070	2,982	(2,059)	182,411
Debt securities	29,804	1,191	795	78	400	—	—	—	—	32,268
Settlement balances	1,904	127	251	97	—	—	1,195	—	—	3,574
Derivatives	1,198	193	172	14	6	1,163	—	—	—	2,746
Other financial instruments	18	—	—	—	—	—	—	—	—	18
	86,130	16,858	50,532	32,670	8,580	82,116	4,265	2,984	(2,061)	282,074

Commitments	24,411	15,531	19,845	8,653	6,659	—	—	—	—	75,099
Contingent liabilities	2,465	1,534	833	250	79	—	—	—	—	5,161
Total off-balance sheet	26,876	17,065	20,678	8,903	6,738	—	—	—	—	80,260

* Excluding items in the course of collection of £2,297 million (2006 – £2,306 million).

The following table provides an analysis of the credit quality of financial assets by the RBS Group’s internal credit ratings.

					Bank
						Balances with Group	Accruing	Non	Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	companies	past due	accrual	provision	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	1,006	—	—	—	—	—	—	—	—	1,006
Loans and advances to banks*	968	268	146	23	—	23,685	—	—	—	25,090
Loans and advances to customers	11,165	16,147	26,468	12,000	8,423	38,930	1,786	2,634	(1,921)	115,632
Debt securities	31	—	—	—	—	—	—	—	—	31
Derivatives	321	171	144	31	16	905	—	—	—	1,588
	13,491	16,586	26,758	12,054	8,439	63,520	1,786	2,634	(1,921)	143,347

Commitments	11,769	19,930	13,477	6,471	3,682	193	—	—	—	55,522
Contingent liabilities	1,181	1,282	1,035	262	192	—	—	—	—	3,952
Total off-balance sheet	12,950	21,212	14,512	6,733	3,874	193	—	—	—	59,474

						Balances with Group	Accruing	Non	Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	companies	past due	accrual	provision	Total
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	876	—	—	—	—	—	—	—	—	876
Loans and advances to banks*	244	19	—	278	8	22,349	—	—	—	22,898
Loans and advances to customers	7,084	10,338	19,123	24,207	7,118	38,999	1,872	2,462	(1,707)	109,496
Debt securities	—	—	—	42	—	—	—	—	—	42
Derivatives	214	184	152	14	6	830	—	—	—	1,400
	8,418	10,541	19,275	24,541	7,132	62,178	1,872	2,462	(1,707)	134,712

Commitments	21,462	14,960	8,138	6,650	5,857	273	—	—	—	57,340
Contingent liabilities	2,058	1,481	304	170	55	—	—	—	—	4,068
Total off-balance sheet	23,520	16,441	8,442	6,820	5,912	273	—	—	—	61,408

* Excluding items in the course of collection of £2,206 million (2006 – £2,108 million).

Notes on the accounts continued

10 Asset quality (continued)

Industry risk – geographical analysis

The following table analyses financial assets by location of office and industry type.

			Group
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset(2)
2007	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,067	1,341	—	—	3,408	1,144
Manufacturing	6,737	2	101	—	6,840	2,256
Construction	6,147	—	25	—	6,172	917
Finance	73,279	1,571	1,216	—	76,066	368
Service industry and business activities	27,051	2	184	—	27,237	4,546
Agriculture, forestry and fishing	1,733	1	2	—	1,736	18
Property	24,211	26	103	—	24,340	1,445
Individuals
Home mortgages	3,565	—	2	—	3,567	—
Other	16,486	—	—	—	16,486	2
Finance leases and instalment credit	310	—	—	—	310	—
Interest accruals	470	—	—	—	470	—
Total UK	162,056	2,943	1,633	—	166,632	10,696

US
Central and local government	—	7,050	—	212	7,262	—
Manufacturing	—	112	—	—	112	—
Construction	—	48	—	—	48	—
Finance	41,858	26,046	577	2,478	70,959	2,485
Service industry and business activities	16	823	1	1	841	1
Property	1,975	—	—	—	1,975	—
Individuals
Home mortgages	967	—	—	—	967	—
Other	9	—	—	—	9	—
Interest accruals	224	241	—	—	465	2
Total US	45,049	34,320	578	2,691	82,638	2,488

Europe
Central and local government	104	959	—	—	1,063	—
Manufacturing	1,803	—	—	—	1,803	—
Construction	2,860	—	—	—	2,860	—
Finance	11,381	780	1,336	28	13,525	—
Service industry and business activities	6,123	—	8	—	6,131	16
Agriculture, forestry and fishing	587	—	—	—	587	—
Property	8,028	15	—	—	8,043	—
Individuals
Home mortgages	16,201	18	—	—	16,219	—
Other	4,892	—	—	—	4,892	—
Finance leases and instalment credit	43	—	—	—	43	—
Interest accruals	177	—	—	—	177	—
Total Europe	52,199	1,772	1,344	28	55,343	16

Rest of the World
Central and local government	—	1	—	—	1	—
Finance	2,114	12	20	—	2,146	—
Service industry and business activities	—	1	—	—	1	—
Individuals
Home mortgages	197	—	—	—	197	—
Other	1,147	—	—	—	1,147	—
Interest accruals	3	—	—	—	3	—
Total Rest of the World	3,461	14	20	—	3,495	—

Industry risk – geographical analysis

			Group
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset(2)
2007	£m	£m	£m	£m	£m	£m
Total
Central and local government	2,171	9,351	—	212	11,734	1,144
Manufacturing	8,540	114	101	—	8,755	2,256
Construction	9,007	48	25	—	9,080	917
Finance	128,632	28,409	3,149	2,506	162,696	2,853
Service industry and business activities	33,190	826	193	1	34,210	4,563
Agriculture, forestry and fishing	2,320	1	2	—	2,323	18
Property	34,214	41	103	—	34,358	1,445
Individuals
Home mortgages	20,930	18	2	—	20,950	—
Other	22,534	—	—	—	22,534	2
Finance leases and instalment credit	353	—	—	—	353	—
Interest accruals	874	241	—	—	1,115	2
	262,765	39,049	3,575	2,719	308,108	13,200

Notes:
(1)	Includes settlement balances of £2,700 million.
(2)
This column shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Notes on the accounts continued

10 Asset quality (continued)

Industry risk – geographical analysis

			Group
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset(2)
2006	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,130	1,428	4	—	3,562	1,050
Manufacturing	6,635	1	74	—	6,710	3,174
Construction	5,083	1	34	—	5,118	766
Finance	84,028	1,748	979	—	86,755	421
Service industry and business activities	24,150	22	241	—	24,413	3,707
Agriculture, forestry and fishing	2,004	1	1	—	2,006	34
Property	19,966	18	64	—	20,048	744
Individuals
Home mortgages	3,449	—	—	—	3,449	—
Other	16,172	—	—	—	16,172	6
Finance leases and instalment credit	308	—	—	—	308	—
Interest accruals	402	—	—	—	402	—
Total UK	164,327	3,219	1,397	—	168,943	9,902

US
Central and local government	—	8,641	—	102	8,743	—
Manufacturing	—	248	—	—	248	—
Construction	—	48	—	—	48	—
Finance	32,237	19,158	468	3,462	55,325	1,265
Service industry and business activities	21	643	1	—	665	—
Property	2,647	—	—	—	2,647	—
Individuals
Home mortgages	6,708	—	—	—	6,708	—
Other	3	—	—	—	3	—
Interest accruals	128	230	—	—	358	2
Total US	41,744	28,968	469	3,564	74,745	1,267

Europe
Central and local government	263	310	—	—	573	—
Manufacturing	1,005	—	—	—	1,005	—
Construction	2,291	—	—	—	2,291	—
Finance	5,045	1,202	865	17	7,129	4
Service industry and business activities	4,795	1	10	8	4,814	—
Agriculture, forestry and fishing	469	2	—	—	471	—
Property	6,053	—	—	—	6,053	—
Individuals
Home mortgages	13,597	—	—	—	13,597	—
Other	3,567	—	—	—	3,567	—
Finance leases and instalment credit	38	—	—	—	38	—
Interest accruals	144	—	—	—	144	—
Total Europe	37,267	1,515	875	25	39,682	4

Rest of the World
Central and local government	—	1	—	—	1	—
Finance	1,823	—	—	—	1,823	—
Service industry and business activities	—	—	5	3	8	—
Individuals
Home mortgages	90	—	—	—	90	—
Other	781	—	—	—	781	—
Interest accruals	3	—	—	—	3	—
Total Rest of the World	2,697	1	5	3	2,706	—

Industry risk – geographical analysis
Group
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Other(1)	Total	Netting offset(2)
2006	£m	£m	£m	£m	£m	£m
Total
Central and local government	2,393	10,380	4	102	12,879	1,050
Manufacturing	7,640	249	74	—	7,963	3,174
Construction	7,374	49	34	—	7,457	766
Finance	123,133	22,108	2,312	3,479	151,032	1,690
Service industry and business activities	28,966	666	257	11	29,900	3,707
Agriculture, forestry and fishing	2,473	3	1	—	2,477	34
Property	28,666	18	64	—	28,748	744
Individuals
Home mortgages	23,844	—	—	—	23,844	—
Other	20,523	—	—	—	20,523	6
Finance leases and instalment credit	346	—	—	—	346	—
Interest accruals	677	230	—	—	907	2
	246,035	33,703	2,746	3,592	286,076	11,173

Note:
(1)	Includes settlement balances of £3,574 million.
(2)
This column shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Notes on the accounts continued

10 Asset quality (continued)

Industry risk – geographical analysis

			Bank
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Total	Netting offset (1)
2007	£m	£m	£m	£m	£m
UK
Central and local government	2,066	—	—	2,066	1,144
Manufacturing	6,472	—	101	6,573	2,256
Construction	4,720	—	25	4,745	917
Finance	59,312	48	1,174	60,534	368
Service industry and business activities	25,948	1	181	26,130	4,546
Agriculture, forestry and fishing	1,445	—	2	1,447	18
Property	20,568	—	103	20,671	1,445
Individuals
Home mortgages	26	—	2	28	—
Other	14,527	—	—	14,527	2
Finance lease and instalment credit	13	—	—	13	—
Interest accruals	402	—	—	402	—
Total UK	135,499	49	1,588	137,136	10,696

US
Finance	5,867	—	—	5,867	—
Total US	5,867	—	—	5,867	—

Europe
Finance	3,035	—	—	3,035	—
Total Europe	3,035	—	—	3,035	—

Rest of the World
Finance	448	—	—	448	—
Total Rest of the World	448	—	—	448	—

Total
Central and local government	2,066	—	—	2,066	1,144
Manufacturing	6,472	—	101	6,573	2,256
Construction	4,720	—	25	4,745	917
Finance	68,662	48	1,174	69,884	368
Service industry and business activities	25,948	1	181	26,130	4,546
Agriculture, forestry and fishing	1,445	—	2	1,447	18
Property	20,568	—	103	20,671	1,445
Individuals
Home mortgages	26	—	2	28	—
Other	14,527	—	—	14,527	2
Finance lease and instalment credit	13	—	—	13	—
Interest accruals	402	—	—	402	—
	144,849	49	1,588	146,486	10,696

Note:
(1)
This column shows the amount by which the Bank’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Bank a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Bank holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Bank obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Industry risk – geographical analysis

Bank
	Loans and advances to banks and customers	Treasury bills, debt securities and equity shares	Derivatives	Total	Netting offset (1)
2006	£m	£m	£m	£m	£m
UK
Central and local government	2,126	—	4	2,130	1,050
Manufacturing	6,391	—	74	6,465	3,174
Construction	4,225	—	34	4,259	766
Finance	66,045	91	981	67,117	399
Service industry and business activities	23,080	—	242	23,322	3,707
Agriculture, forestry and fishing	1,736	—	1	1,737	34
Property	17,329	—	64	17,393	744
Individuals
Home mortgages	35	—	—	35	—
Other	14,000	—	—	14,000	6
Interest accruals	334	—	—	334	—
Total UK	135,301	91	1,400	136,792	9,880

US
Finance	2	—	—	2	—
Service industry and business activities	—	1	—	1	—
Total US	2	1	—	3	—

Europe
Finance	906	—	—	906	—
Total Europe	906	—	—	906	—

Total
Central and local government	2,126	—	4	2,130	1,050
Manufacturing	6,391	—	74	6,465	3,174
Construction	4,225	—	34	4,259	766
Finance	66,953	91	981	68,025	399
Service industry and business activities	23,080	1	242	23,323	3,707
Agriculture, forestry and fishing	1,736	—	1	1,737	34
Property	17,329	—	64	17,393	744
Individuals
Home mortgages	35	—	—	35	—
Other	14,000	—	—	14,000	6
Interest accruals	334	—	—	334	—
	136,209	92	1,400	137,701	9,880

Note:
(1)
This column shows the amount by which the Bank’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Bank a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Bank holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Bank obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Notes on the accounts continued

11 Past due and impaired financial assets

The following table shows the movement in the provision for impairment losses for loans and advances.

			Group
	Individually	Collectively		Total
	assessed	assessed	Latent	2007	2006	2005
	£m	£m	£m	£m	£m	£m
At 1 January	269	1,596	196	2,061	2,031	1,940
Implementation of IAS 39 on 1 January 2005	—	—	—	—	—	185
Currency translation and other adjustments	8	(8)	41	41	(25)	(2)
Disposals of subsidiaries	—	—	—	—	—	(7)
Amounts written-off (1)	(58)	(559)	—	(617)	(801)	(818)
Recoveries of amounts previously written-off	11	83	—	94	71	56
Charged to the income statement	79	749	20	848	852	753
Unwind of discount	(13)	(74)	—	(87)	(67)	(76)
At 31 December (2)	296	1,787	257	2,340	2,061	2,031

Notes:
(1)	Amounts written-off include £3 million in 2005 relating to loans and advances to banks.
(2)	Impairment losses at 31 December 2007 include £2 million relating to loans and advances to banks (2006 – £2 million; 2005 – £3 million).

		Bank
Individually	Collectively		Total
assessed	assessed	Latent	2007	2006	2005
£m	£m	£m	£m	£m	£m
At 1 January	178	1,421	108	1,707	1,673	1,633
Implementation of IAS 39 on 1 January 2005	—	—	—	—	—	177
Currency translation and other adjustments	—	(21)	34	13	(21)	5
Disposals of subsidiaries	—	—	—	—	—	(17)
Amounts written-off	(53)	(488)	—	(541)	(702)	(758)
Recoveries of amounts previously written-off	9	62	—	71	58	43
Charged to the income statement	56	685	1	742	754	651
Unwind of discount	(8)	(63)	—	(71)	(55)	(61)
At 31 December	182	1,596	143	1,921	1,707	1,673

		Group
	2007	2006	2005
Impairment losses charged to the income statement	£m	£m	£m
Loans and advances to customers	848	852	753
Equity shares	1	—	3
	849	852	756

	2007	2006	2005
Group	£m	£m	£m
Gross income not recognised but which would have been
recognised under the original terms of non-accrual and restructured loans
Domestic	200	225	99
Foreign	10	24	21
	210	249	120

Group
Interest on non-accrual and restructured loans included in net interest income
Domestic	75	68	67
Foreign	12	9	9
	87	77	76

The following tables show analyses of impaired financial assets.

		2007			2006
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
Group	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and advances to banks (1)	2	2	—	2	2	—
Loans and advances to customers (2)	3,297	2,081	1,216	2,982	1,863	1,119
Equity shares (1)	10	2	8	11	2	9
	3,309	2,085	1,224	2,995	1,867	1,128

		2007			2006
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
Bank	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and advances to customers (3)	2,634	1,778	856	2,462	1,599	863

Notes:
(1) Impairment provisions individually assessed.
(2) Impairment provisions individually assessed on balances of £539 million (2006 – £453 million).
(3) Impairment provisions individually assessed on balances of £270 million (2006 – £265 million).

The Group and Bank hold collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

			Group					Bank
	Past due 1-29 days	Past due 30-59 days	Past due 60-89 days	Past due 90 days or more	Total	Past due 1-29 days	Past due 30-59 days	Past due 60-89 days	Past due 90 days or more	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2007	2,285	569	381	89	3,324	1,213	357	176	40	1,786

2006	2,276	428	271	95	3,070	1,379	275	148	70	1,872

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to £169 million (Bank – £167 million) as at 31 December 2007 (2006: Group – £135 million; Bank – £133 million).

Notes on the accounts continued

12 Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

	Group
		2007			2006
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	36	378	478	33	202	311
Currency swaps	30	513	504	22	326	230
Options purchased	4	122	—	6	275	—
Options written	3	—	122	6	—	302

Interest rate contracts
Interest rate swaps	204	1,852	1,854	408	1,721	1,428
Options purchased	79	89	—	174	44	—
Options written	68	—	37	116	—	43
Futures and forwards	24	—	—	196	—	—

Credit derivatives	9	464	256	12	15	28

Equity and commodity contracts	1	157	—	1	163	1
		3,575	3,251		2,746	2,343
Amounts above include:
Due from/to holding company		1,711	2,000		1,163	974
Due from/to fellow subsidiaries		4	—		—	—

	Bank
		2007			2006
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	13	226	164	11	164	165
Currency swaps	3	207	100	1	116	3
Options purchased	4	119	—	6	272	—
Options written	3	—	119	6	—	272

Interest rate contracts
Interest rate swaps	78	969	954	82	832	687
Options purchased	6	58	—	3	15	—
Options written	3	—	7	2	—	13

Credit derivatives	1	9	8	4	—	4

Equity and commodity contracts	—	—	—	—	1	1
		1,588	1,352		1,400	1,145

Included in the above are derivatives held for hedging as follows
Fair value hedging:
Interest rate swaps		65	—		61	36

Cash flow hedging:
Interest rate swaps		—	34		—	27

Amounts above include:
Due from/to holding company		850	786		763	540
Due from/to fellow subsidiaries		3	—		—	—
Due from/to subsidiaries		52	201		67	146

13 Debt securities
	Group
	UK government	US government state and federal agency	Other government	US government sponsored entity	Bank and building society	Mortgage-backed securities(1)	Corporate	Other	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	8,334	9	18,193	—	4,220	1,224	—	31,980
Designated as at fair value
through profit or loss	5	—	6	—	123	—	11	9	154
Available-for-sale	1,320	—	940	—	831	124	14	553	3,782
At 31 December 2007	1,325	8,334	955	18,193	954	4,344	1,249	562	35,916

Available-for-sale
Gross unrealised gains	25	—	—	—	—	—	—	—	25
Gross unrealised losses	—	—	(2)	—	(26)	—	—	—	(28)

2006
Held-for-trading	—	10,240	87	10,064	—	6,521	1,618	1	28,531
Designated as at fair value
through profit or loss	1,285	—	85	—	26	—	248	5	1,649
Available-for-sale	—	—	925	—	692	104	101	266	2,088
At 31 December 2006	1,285	10,240	1,097	10,064	718	6,625	1,967	272	32,268

Available-for-sale
Gross unrealised gains	—	—	4	—	—	—	—	—	4
Gross unrealised losses	—	—	(20)	—	(6)	—	(1)	—	(27)

Note:
(1) Excludes securities issued by US federal agencies and government sponsored entities.

Gross gains of £1 million (2006 – £2 million) and gross losses of £1 million (2006 – nil) were realised on the sale of available-for-sale securities.

	Bank
	2007			2006
	Bank and
	building
	society	Corporate	Total	Other	Total
	£m	£m	£m	£m	£m
Held-for-trading	—	—	—	1	1
Available-for-sale	24	7	31	41	41
At 31 December	24	7	31	42	42

Notes on the accounts continued

14 Equity shares
	Group
		2007			2006
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	12	140	152	42	—	42
Designated as at fair value through profit or loss	32	—	32	36	—	36
Available-for-sale	34	892	926	22	1,058	1,080
	78	1,032	1,110	100	1,058	1,158

Available-for-sale
Gross unrealised gains	13	31	44	15	44	59
Gross unrealised losses	(3)	(6)	(9)	—	(5)	(5)
	10	25	35	15	39	54

Gross gains of £86 million (2006 – £84 million) and gross losses of nil (2006 – nil) were realised by the Group on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £14 million (2006 – £36 million; 2005 – £48 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £634 million (2006 – £910 million; 2005 – £634 million). Disposals in the year generated gains of £0.6 million (2006 – £31 million; 2005 – £4 million) based on cost of sales of £4 million (2006 – £14 million; 2005 – £3 million).

Bank
	2007			2006
Listed	Unlisted	Total	Listed	Unlisted	Total
£m	£m	£m	£m	£m	£m
Available-for-sale	15	3	18	10	40	50

Available-for-sale
Gross unrealised gains	13	—	13	8	36	44

There were no disposals in the year of unquoted equity investments classified as available-for-sale financial assets (2006 – £24 million gain; 2005 – nil).

15 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2007	2006
	£m	£m
At 1 January	6,758	6,633
Currency translation and other adjustments	(25)	(177)
Additions	965	622
Additional investments in Group undertakings	251	719
Repayment of investments	(1,823)	(1,022)
Increase in provisions	(74)	(17)
At 31 December	6,052	6,758

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

Notes on the accounts continued

16 Intangible assets
			Group
		Core	Other	Internally
		deposit	purchased	generated
	Goodwill	intangibles	intangibles	software	Total
2007	£m	£m	£m	£m	£m
Cost:
At 1 January 2007	719	25	30	1,893	2,667
Currency translation and other adjustments	54	2	2	3	61
Additions	—	—	—	132	132
At 31 December 2007	773	27	32	2,028	2,860

Accumulated amortisation:
At 1 January 2007	—	10	9	1,439	1,458
Currency translation and other adjustments	—	1	1	1	3
Charge for the year	—	3	3	149	155
At 31 December 2007	—	14	13	1,589	1,616

Net book value at 31 December 2007	773	13	19	439	1,244

2006
Cost:
At 1 January 2006	760	25	29	1,682	2,496
Currency translation and other adjustments	(38)	—	—	(1)	(39)
Additions	—	—	1	229	230
Disposal of subsidiaries	(3)	—	—	—	(3)
Disposals and write-off of fully amortised assets	—	—	—	(17)	(17)
At 31 December 2006	719	25	30	1,893	2,667

Accumulated amortisation:
At 1 January 2006	—	7	5	1,286	1,298
Currency translation and other adjustments	—	—	1	—	1
Charge for the year	—	3	3	153	159
At 31 December 2006	—	10	9	1,439	1,458

Net book value at 31 December 2006	719	15	21	454	1,209

Bank
2007
Internally generated software	£m
Cost:
At 1 January 2007	1,781
Additions	131
At 31 December 2007	1,912

Accumulated amortisation:
At 1 January 2007	1,422
Charge for the year	115
At 31 December 2007	1,537

Net book value at 31 December 2007	375

Bank
2006
Internally generated software	£m
Cost:
At 1 January 2006	1,622
Additions	159
At 31 December 2006	1,781

Accumulated amortisation:
At 1 January 2006	1,275
Charge for the year	147
At 31 December 2006	1,422

Net book value at 31 December 2006	359

Impairment review

The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value. There was no impairment recognised in 2007 or 2006.

CGUs where goodwill is significant were as follows:

			Goodwill at 30 September
	Significant		2007	2006
Division	acquisition	Basis	£m	£m
Global Banking & Markets	Greenwich	Fair value less costs to sell	92	100
Wealth Management	Bank Von Ernst	Fair value less costs to sell	121	124
Ulster Bank	First Active	Fair value less costs to sell	421	409

The recoverable amounts for all CGUs were based on fair value less costs to sell. Fair value was based upon a price-earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information were applied to each CGU. The multiples used for both 2007 and 2006 were in the range 9.5 – 13.0 times earnings after charging manufacturing costs. The multiples or earnings would have to be less than one fifth of those used to cause the value in use of the units to equal their carrying value.

Notes on the accounts continued

17 Property, plant and equipment

	Group
			Long	Short	Computers
	Investment	Freehold	leasehold	leasehold	and other
	properties	premises	premises	premises	equipment	Total
2007	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2007	202	1,089	200	590	306	2,387
Currency translation and other adjustments	8	9	1	6	15	39
Additions	75	113	10	58	41	297
Disposals and write-off of fully depreciated assets	(175)	(231)	(78)	(19)	(3)	(506)
At 31 December 2007	110	980	133	635	359	2,217

Accumulated depreciation and amortisation:
At 1 January 2007	—	259	71	173	165	668
Currency translation and other adjustments	—	1	—	2	9	12
Disposals and write-off of fully depreciated assets	—	(44)	(28)	(11)	(3)	(86)
Charge for the year	—	31	5	40	33	109
At 31 December 2007	—	247	48	204	204	703

Net book value at 31 December 2007	110	733	85	431	155	1,514

	Group
			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2006	£m	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2006	69	1,108	269	448	280	11	2,185
Currency translation and other adjustments	(1)	(5)	(1)	(4)	(11)	(1)	(23)
Reclassifications	—	25	(41)	17	(1)	—	—
Additions	135	76	9	139	81	—	440
Change in fair value of investment properties	(1)	—	—	—	—	—	(1)
Disposals and write-off of fully depreciated assets	—	(115)	(36)	(4)	(41)	—	(196)
Disposals of subsidiaries	—	—	—	(1)	(1)	—	(2)
Transfer to fellow subsidiary	—	—	—	(5)	(1)	(10)	(16)
At 31 December 2006	202	1,089	200	590	306	—	2,387

Accumulated depreciation and amortisation:
At 1 January 2006	—	232	98	142	181	1	654
Currency translation and other adjustments	—	—	—	(2)	(6)	—	(8)
Reclassifications	—	3	(7)	4	—	—	—
Disposals and write-off of fully depreciated assets	—	(6)	(25)	(3)	(38)	—	(72)
Transfer to fellow subsidiary	—	—	—	(2)	(1)	(1)	(4)
Charge for the year	—	30	5	34	29	—	98
At 31 December 2006	—	259	71	173	165	—	668

Net book value at 31 December 2006	202	830	129	417	141	—	1,719

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

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2007 valuation for a significant majority of the Group’s investment properties was undertaken by external valuers.

The fair value of investment properties does not include any appreciation since purchase. Rental income from investment properties was £10 million (2006 – £5 million).

Property, plant and equipment, excluding investment properties include £91 million (2006 – £43 million) assets in the course of construction.

Freehold and long leasehold properties with a net book value of £202 million (2006 – £62 million; 2005 – £44 million) were sold subject to operating leases.

	Bank
		Long	Short	Computers
	Freehold	leasehold	leasehold	and other
	premises	premises	premises	equipment	Total
2007	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2007	835	98	498	7	1,438
Additions	59	6	39	—	104
Disposals and write-off of fully depreciated assets	(165)	(14)	(19)	—	(198)
At 31 December 2007	729	90	518	7	1,344

Accumulated depreciation and amortisation:
At 1 January 2007	239	47	140	3	429
Disposals and write-off of fully depreciated assets	(37)	(8)	(10)	—	(55)
Charge for year	27	3	30	2	62
At 31 December 2007	229	42	160	5	436

Net book value at 31 December 2007	500	48	358	2	908

2006
Cost or valuation:
At 1 January 2006	930	105	383	7	1,425
Additions	19	3	121	—	143
Disposals and write-off of fully depreciated assets	(114)	(10)	(2)	—	(126)
Transfer to fellow subsidiary	—	—	(4)	—	(4)
At 31 December 2006	835	98	498	7	1,438

Accumulated depreciation and amortisation:
At 1 January 2006	217	45	116	3	381
Disposals and write-off of fully depreciated assets	(4)	—	(1)	—	(5)
Transfer to fellow subsidiary	—	—	(2)	—	(2)
Charge for year	26	2	27	—	55
At 31 December 2006	239	47	140	3	429

Net book value at 31 December 2006	596	51	358	4	1,009

Notes on the accounts continued

18 Prepayments, accrued income and other assets
	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Prepayments	39	147	1	52
Accrued income	247	192	154	124
Deferred tax asset (see Note 21)	521	418	321	311
Other assets	1,607	1,456	403	218
	2,414	2,213	879	705
Amounts above include:
Due from holding company	—	—	—	11
Due from fellow subsidiaries	—	75	—	—
Due from subsidiaries	—	—	—	6

19 Settlement balances and short positions

	Group
	2007	2006
	£m	£m
Settlement balances (amortised cost)	2,518	2,978
Short positions (held-for-trading):
Debt securities – Government	10,046	18,981
– Other issuers	2,120	2,022
Treasury and other eligible bills	271	239
Equity shares	—	54
	14,955	24,274

20 Accruals, deferred income and other liabilities

Group		Bank
2007	2006	2007	2006
£m	£m	£m	£m
Notes in circulation	465	405	—	—
Current taxation	534	136	419	10
Accruals	824	943	126	286
Deferred income	174	145	99	108
Deferred tax liability (see Note 21)	36	11	—	—
Other liabilities	1,384	2,468	447	827
	3,417	4,108	1,091	1,231
Amounts above include:
Due to holding company	—	27	—	10
Due to fellow subsidiaries	—	—	—	17

Included in other liabilities are provisions for liabilities and charges as follows:

Group	Bank
Total	Total
£m	£m
At 1 January 2007	135	119
Currency translation and other movements	(1)	—
Charge to income statement	96	94
Releases to income statement	(29)	(29)
Provisions utilised	(135)	(123)
At 31 December 2007	66	61

Note:

(1) Comprises property provisions and other provisions arising in the normal course of business.

21 Deferred taxation

Provision for deferred taxation has been made as follows:

	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Deferred tax liability (included in Accruals, deferred income and other liabilities, Note 20)	36	11	—	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 18)	(521)	(418)	(321)	(311)
Net deferred tax	(485)	(407)	(321)	(311)

	Group
						Fair
		Accelerated				value of
		capital		Deferred	IAS	financial
	Pension	allowances	Provisions	gains	transition	instruments	Intangibles	Hedging	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2006	(340)	202	(220)	92	(134)	7	31	30	(28)	(360)
Charge to income statement	(25)	32	65	6	(96)	(4)	(3)	16	(7)	(16)
Charge to equity directly	—	—	—	—	(2)	(1)	—	(7)	—	(10)
Acquisitions/(disposals) of subsidiaries	—	(19)	—	—	(2)	—	—	—	—	(21)
Other	(18)	(11)	12	—	(4)	(1)	—	—	22	—
At 1 January 2007	(383)	204	(143)	98	(238)	1	28	39	(13)	(407)
Charge to income statement	13	(42)	(73)	(34)	58	2	(8)	(7)	17	(74)
Charge to equity directly	17	—	—	(10)	—	9	—	(3)	—	13
Other	(1)	—	5	—	1	—	—	—	(22)	(17)
At 31 December 2007	(354)	162	(211)	54	(179)	12	20	29	(18)	(485)

	Bank
	Pension	Accelerated capital allowances	Provisions	Deferred gains	IAS transition	Intangibles	Hedging	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2006	(302)	120	(119)	76	(134)	31	10	(318)
Charge to income statement	(28)	39	95	6	(99)	(23)	17	7
Charge to equity directly	—	—	—	—	—	—	(3)	(3)
Other	1	2	—	—	(1)	—	1	3
At 1 January 2007	(329)	161	(24)	82	(234)	8	25	(311)
Charge to income statement	14	(28)	17	(34)	48	(8)	(4)	5
Charge to equity directly	—	—	—	(10)	—	—	(5)	(15)
At 31 December 2007	(315)	133	(7)	38	(186)	—	16	(321)

Notes:
(1)
Deferred tax assets of £22 million (2006 – £31 million) have not been recognised in respect of tax losses carried forward of £65 million (2006 – £88 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £45 million will expire within one year. The balance of tax losses carried forward has no time limit.

(2)
Deferred tax liabilities of £594 million (2006 – £484 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation.

No taxation is expected to arise in the foreseeable future in respect of held-over gains.

Notes on the accounts continued

22 Subordinated liabilities

Group		Bank
2007	2006	2007	2006
£m	£m	£m	£m
Dated loan capital	3,586	2,916	2,050	2,000
Undated loan capital	2,056	2,303	1,904	2,161
Preference shares	290	422	290	422
	5,932	5,641	4,244	4,583

The Group’s preference shares are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

		Group
		2008	2009	2010-2012	2013-2017	Thereafter	Perpetual	Total
2007 – final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		43	—	—	343	491	985	1,862
US$		108	548	249	—	200	895	2,000
Euro		44	—	826	294	480	416	2,060
Other		—	—	—	—	10	—	10
Total		195	548	1,075	637	1,181	2,296	5,932

	Group
	Currently	2008	2009	2010– 2012	2013– 2017	Thereafter	Perpetual	Total
2007 – call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	43	—	433	408	725	253	1,862
US$	1,109	94	548	249	—	—	—	2,000
Euro	—	44	445	826	294	412	39	2,060
Other	—	—	—	—	—	10	—	10
Total	1,109	181	993	1,508	702	1,147	292	5,932

		Group
		2007	2008	2009-2011	2012-2016	Thereafter	Perpetual	Total
2006 – final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		43	—	—	348	493	900	1,784
US$		33	87	761	22	203	1,299	2,405
Euro		37	—	763	—	183	469	1,452
Total		113	87	1,524	370	879	2,668	5,641

	Group
	Currently	2007	2008	2009– 2011	2012– 2016	Thereafter	Perpetual	Total
2006 – call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	43	—	437	413	726	165	1,784
US$	1,260	551	87	507	—	—	—	2,405
Euro	—	37	—	1,177	—	121	117	1,452
Total	1,260	631	87	2,121	413	847	282	5,641

		Bank
		2008	2009	2010-2012	2013-2017	Thereafter	Perpetual	Total
2007 – final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		43	—	—	343	326	872	1,584
US$		23	498	—	—	—	895	1,416
Euro		40	—	826	—	—	378	1,244
Total		106	498	826	343	326	2,145	4,244

	Bank
	Currently	2008	2009	2010– 2012	2013– 2017	Thereafter	Perpetual	Total
2007 – call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	43	—	333	343	725	140	1,584
US$	909	9	498	—	—	—	—	1,416
Euro	—	40	378	826	—	—	—	1,244
Total	909	92	876	1,159	343	725	140	4,244

		Bank
		2007	2008	2009-2011	2012-2016	Thereafter	Perpetual	Total
2006 – final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		43	—	—	348	328	875	1,594
US$		31	—	507	—	—	1,299	1,837
Euro		37	—	763	—	—	352	1,152
Total		111	—	1,270	348	328	2,526	4,583

	Bank
	Currently	2007	2008	2009– 2011	2012– 2016	Thereafter	Perpetual	Total
2006 – call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	43	—	337	348	726	140	1,594
US$	1,057	273	—	507	—	—	—	1,837
Euro	—	37	—	1,115	—	—	—	1,152
Total	1,057	353	—	1,959	348	726	140	4,583

Notes on the accounts continued

22 Subordinated liabilities (continued)

	2007	2006
Dated loan capital	£m	£m
The Bank
US$1,000 million 7.375% fixed rate subordinated notes 2009	507	516
€600 million 6.0% subordinated notes 2010	485	452
€500 million 5.125% subordinated notes 2011	376	343
£300 million 7.875% subordinated notes 2015	350	355
£300 million 6.5% subordinated notes 2021	332	334
	2,050	2,000
Greenwich Capital Holdings, Inc.
US$100 million 5.575% senior subordinated revolving credit 2009 (issued June 2007)	50	—
US$170 million subordinated loan capital floating rate notes 2008	85	87
US$500 million subordinated loan capital floating rate notes 2010 (callable on any interest payment date)	249	256

First Active plc
US$35 million 7.24% subordinated notes 2012 (redeemed December 2007)	—	22
£60 million 6.375% subordinated notes 2018 (callable April 2013)	65	65

Ulster Bank Limited
€120 million floating rate notes 2019	88	81
£100 million floating rate subordinated loan capital 2020 (callable September 2010)	100	100
€60 million floating rate notes 2020	44	40
€100 million floating rate notes 2019 (issued April 2007)	74	—
€280 million floating rate notes 2022 (issued July 2007)	208	—
€400 million floating rate notes 2017 (issued December 2007)	295	—

Coutts Bank Von Ernst
CHF22 million floating rate note 2022 (callable January 2009)	10	—

RBS Netherlands Holdings B.V.
€22 million floating rate note 2019 (callable January 2009)	68	62

NatWest Group Holdings Corporation
US$400 million floating rate note 2018 (callable on any interest payment date)	200	203
	3,586	2,916
Notes:

(1)
In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(2)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(3)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

	2007	2006
Undated loan capital	£m	£m
The Bank
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	251	256
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	256	267
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	255	254
US$500 million 7.75% reset subordinated notes (redeemed October 2007)	—	264
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	309	289
€100 million floating rate undated subordinated step-up notes (callable October 2009)	74	68
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	356	361
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	201	201
£200 million 11.5% undated subordinated notes (callable December 2022) (1)	202	201
	1,904	2,161
First Active plc
£20 million 11.75% perpetual tier two capital	23	23
€30 million 11.375% perpetual tier two capital	39	36
£1.3 million floating rate perpetual tier two capital	2	2

Ulster Bank Limited
€120 million perpetual floating rate subordinated notes	88	81
	2,056	2,303
Notes:

(1)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(2)	Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(3)
In the event of certain changes in the tax laws of the UK, all of the undated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(4)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

	2007	2006
Preference shares (1)	£m	£m
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	142	142

Non-cumulative preference shares of US$25
Series B US$250 million 7.8752% (redeemed January 2007)	—	129
Series C US$300 million 7.7628% (2)	148	151
	290	422
Notes:

(1)	Further details of the contractual terms of the preference shares is given in Note 24 below.
(2)	Series C preference shares carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank, at US$25 per share.

23 Minority interests

	Group
	2007	2006
	£m	£m
At 1 January	1,012	744
Currency translation adjustments and other movements	(1)	(8)
Profit attributable to minority interests	89	39
Dividends paid	(72)	(34)
Equity raised	288	271
Equity withdrawn	(2)	—
At 31 December	1,314	1,012

24 Share capital

	Group and Bank
	Allotted, called up and fully paid		Authorised
	2007	2006	2007	2006
	£m	£m	m	m
Ordinary shares of £1	1,678	1,678	£2,250	£2,250
Non-cumulative preference shares of £1	140	140	£1,000	£1,000
Non-cumulative preference shares of US$25	150	320	$2,000	$2,000

	Allotted, called up and fully paid		Authorised
Number of shares – millions	2007	2006	2007	2006
Ordinary shares of £1	1,678	1,678	2,250	2,250
Non-cumulative preference shares of £1	140	140	1,000	1,000
Non-cumulative preference shares of US$25	12	22	80	80

The 9% non-cumulative preference shares, Series A, of £1 each are non-redeemable.

In January 2007, the Bank redeemed all of the non-cumulative preference shares, Series B of US$25 each at US$25 per share.

The non-cumulative preference shares, Series C, of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank at US$25 per share.

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

Under IFRS, the Group’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet (see Note 22).

Notes on the accounts continued

25 Shareholders’ equity

	Group			Bank
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January	1,678	1,678	2,102	1,678	1,678	2,102
Implementation of IAS 32 on 1 January 2005	—	—	(424)	—	—	(424)
At 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium account
At 1 January	1,291	1,291	1,286	1,291	1,291	1,286
Reclassification of preference shares on
implementation of IAS 32 on 1 January 2005	—	—	5	—	—	5
At 31 December	1,291	1,291	1,291	1,291	1,291	1,291

Available-for-sale reserve
At 1 January	18	—		31	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	—	200	—	—	201
Unrealised gains in the year	87	81	38	40	44	33
Realised gains in the year	(85)	(55)	(324)	(72)	—	(320)
Taxation	3	(8)	86	10	(13)	86
At 31 December	23	18	—	9	31	—

Cash flow hedging reserve
At 1 January	72	148	—	42	94	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	—	156	—	—	122
Amount recognised in equity during the year	—	(2)	—	(9)	13	(39)
Amount transferred from equity to earnings in the year (1)	(20)	(39)	(28)	(13)	(28)	(13)
Taxation	4	(35)	20	5	(37)	24
At 31 December	56	72	148	25	42	94

Foreign exchange reserve
At 1 January	(314)	169	(19)	1	(5)	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	—	6	—	—	—
Retranslation of net assets	248	(483)	182	2	6	(5)
At 31 December	(66)	(314)	169	3	1	(5)

Other reserves
At 1 January	486	298	298	486	298	298
Redemption of preference shares classified as debt	128	—	—	128	—	—
Capital contribution	—	188	—	—	188	—
At 31 December	614	486	298	614	486	298

Retained earnings
At 1 January	6,942	5,856	4,342	2,541	2,353	1,416
Implementation of IAS 32 and IAS 39 on 1 January 2005	—	—	(582)	—	—	(487)
Profit attributable to ordinary shareholders	2,228	2,586	2,446	3,210	1,688	1,774
Ordinary dividends paid	(1,850)	(1,500)	(350)	(1,850)	(1,500)	(350)
Redemption of preference shares classified as debt	(128)	—	—	(128)	—	—
At 31 December	7,192	6,942	5,856	3,773	2,541	2,353

Shareholders’ equity at 31 December	10,788	10,173	9,440	7,393	6,070	5,709

Note:

(1) The amounts transferred to earnings were included in net interest income.

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £426 million (2006 – £298 million) included within other reserves.

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

26 Leases

Minimum amounts receivable and payable under non-cancellable leases.

	2007				2006
	Year in which receipt or payment will occur				Year in which receipt or payment will occur
		After 1 year				After 1 year
	Within 1	but within	After 5		Within 1	but within	After 5
	year	5 years	years	Total	year	5 years	years	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m
Finance lease assets:
Amounts receivable	162	231	206	599	157	238	227	622
Present value adjustment	(22)	(60)	(66)	(148)	(23)	(75)	(80)	(178)
Present value amounts receivable	140	171	140	451	134	163	147	444
Operating lease obligations:
Future minimum lease payables:
Premises	105	358	1,017	1,480	87	293	708	1,088
Equipment	3	4	—	7	—	—	—	—
	108	362	1,017	1,487	87	293	708	1,088

Bank
Operating lease obligations:
Future minimum lease payables:
Premises	79	283	803	1,165	69	239	525	833

					Group		Bank
					2007	2006	2007	2006
Amounts recognised as income and expense					£m	£m	£m	£m
Operating lease payables – minimum payments					100	106	77	76

Finance lease receivables
Unearned finance income					148	178	—	—

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the accounts continued

27 Collateral

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

The fair value (and carrying value) of securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	Group
	2007	2006
	£m	£m
Treasury and other eligible bills	1,974	225
Debt securities	31,970	29,346
	33,944	29,571

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £36.7 billion (2006 – £42.1 billion), of which £34.1 billion (2006 – £36.8 billion) has been resold or repledged as collateral for the Group’s own transactions.

Other collateral given	Group		Bank
	2007	2006	2007	2006
Group assets charged as security for liabilities	£m	£m	£m	£m
Loans and advances to customers	9,301	7,318	1,259	1,384

	2007	2006	2007	2006
Liabilities secured by charges on Group assets	£m	£m	£m	£m
Customer accounts	1,173	1,286	1,173	1,286
Debt securities in issue	8,041	5,907	—	—
	9,214	7,193	1,173	1,286

The balances above relate to securitisations (see note 28).

28 Securitisations and other asset transfers

The Group engages in securitisation transactions and other transfers of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets.

In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (“SPE”) which then issues liabilities to third party investors.

SPEs are vehicles set up for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms – trusts, partnerships and companies – and fulfil many different functions. As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group’s continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer (see Accounting policy on page 57). The Group has securitisations in each of these categories.

Continued recognition

The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities.

	Group
	2007		2006
	Assets	Liabilities	Assets	Liabilities
Asset type	£m	£m	£m	£m
Residential mortgages	7,693	7,692	5,550	5,547
Credit card receivables	1,259	1,173	1,384	1,286
Other loans	349	349	384	360

Residential mortgages securitisations – the Group has securitised portfolios of residual mortgages. Mortgages have been transferred to SPEs, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm’s length fixed/floating interest rate swaps and cross-currency swaps with the securitisation SPEs and provides mortgage management and agency services to the SPEs. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group. The SPEs are consolidated and the mortgages remain on the Group’s balance sheet.

Credit card securitisations – credit card receivables in the UK have been securitised. Notes have been issued by an SPE. the note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge-offs). The SPE is consolidated and the credit card receivables remain on the Group’s balance sheet.

Other securitisations – other loans originated by the Group have been transferred to SPEs funded through the issue of notes. Any proceeds from the loans in excess of the amounts required to service and repay the notes are payable to the Group after deduction of expenses. The SPEs are consolidated and the loans remain on the Group’s balance sheet.

Continuing involvement

In certain securitisations of US residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, as defined by IFRS, of the assets and continues to recognise the assets to the extent of its continuing involvement which takes the form of retaining certain subordinated bonds issued by the securitisation vehicles. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages. At 31 December 2007, securitised assets were £17.6 billion (2006 – £37.3 billion); retained interests £888 million (2006 – £930 million); subordination assets £314 million (2006 – £694 million) and related liabilities £314 million (2006 –£694 million).

Derecognition

Other securitisations of the Group’s financial assets in the US qualify for derecognition as substantially all the risks and rewards of the assets have been transferred. The Group continues to recognise any retained interests in the securitisation vehicles.

Notes on the accounts continued

29 Risk management

Risk Management is conducted on an overall basis within the RBS Group. Therefore in the discussion on risk management (pages 103 to 109) references to “the Group” or “Group” Board and committees are to the RBS Group.

Governance framework

The Group Board of directors sets the overall risk appetite and philosophy for the Group; the risk and capital framework underpins delivery of the Board’s strategy. The Board is supported by three committees:

•
Group Audit Committee (“GAC”) comprising independent non-executive directors focuses on financial reporting and application of accounting policies as part of the internal control and risk assessment framework. GAC monitors the identification, evaluation and management of all significant risks throughout the Group. This work is supported by Group Internal Audit which provides an independent assessment of the design, adequacy and effectiveness of internal controls.

•	Advances Committee (“AC”), reporting to the Board deals with transactions that exceed the Group Credit Committee’s delegated authority.

•
Group Executive Management Committee (“GEMC”), an executive committee ensures that implementation of strategy and operations are in line with the agreed risk appetite. GEMC is supported by the following:

–	Group Risk Committee (“GRC”) recommends and approves limits, processes and policies that ensure the effective management of all material non-balance sheet risks across the Group.

–	Group Credit Committee (“GCC”) approves credit proposals under authority delegated to it by the Board and/or Advances Committee.

–
Group Asset and Liability Management Committee (“GALCO”) is responsible for identifying, managing and controlling the Group balance sheet risks. These risks are managed by setting limits and controls for capital adequacy, funding and liquidity intra-group exposure and non-trading interest rate equity and foreign currency risk.

Risk and capital

It is the Group’s policy to optimise return to shareholders while maintaining a strong capital base and credit rating to support business growth and meet regulatory capital requirements at all times.

Risk appetite is measured as the maximum level of retained risk the Group will accept to deliver its business objectives. Risk appetite is generally defined through both quantitative and qualitative techniques including stress testing, risk concentration, value-at-risk and risk underwriting criteria, ensuring that appropriate principles, policies and procedures are in place and applied.

The main financial risks facing the Group are as follows:

•	Credit risk: is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.

•	Funding and liquidity risk: is the risk that the Group is unable to meet its obligations as they fall due.

•	Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.

•	Equity risk: reflects the variability in the value of equity investments resulting in gains or losses

Credit risk

Credit risk is managed to achieve sustainable and superior risk-reward performance whilst maintaining exposures within acceptable risk appetite parameters. This is achieved through the combination of governance, policies, systems and controls, underpinned by sound commercial judgement as described below.

•
Policies and risk appetite: policies provide a clear framework for the assessment, approval, monitoring and management of credit risk where risk appetite sets the tolerance of loss. Limits are used to manage concentration risk by single name, sector and country.

•
Decision makers: credit authority is granted to independent persons or committees with the appropriate experience, seniority and commercial judgement. Credit authority is not extended to relationship managers. Specialist internal credit risk departments independently oversee the credit process and make credit decisions or recommendations to the appropriate credit committee.

•
Models: credit models are used to measure and assess risk decisions and to aid on-going monitoring. Measures, such as Probability of Default, Exposure at Default, Loss Given Default (see below) and Expected Loss are calculated using duly authorised models. All credit models are subject to independent review prior to implementation and existing models are reviewed on at least an annual basis.

•
Mitigation techniques to reduce the potential for loss: credit risk may be mitigated by the taking of financial or physical security, the assignment of receivables or the use of credit derivatives, guarantees, risk participations, credit insurance, set off or netting.

•	Risk systems and data quality: systems are well organised to produce timely, accurate and complete inputs for risk reporting and to administer key credit processes.

•	Analysis and reporting: portfolio analysis and reporting are used to ensure the identification of emerging concentration risks and adverse movements in credit risk quality.

•
Stress testing: stress testing forms an integral part of portfolio analysis, providing a measure of potential vulnerability to exceptional but plausible economic and geopolitical events which assists management in the identification of risk not otherwise apparent in more benign circumstances. Stress testing informs risk appetite decisions.

•
Portfolio management: active management of portfolio concentrations as measured by risk reporting and stress testing, where credit risk may be mitigated through promoting asset sales, buying credit protection or curtailing risk appetite for new transactions.

•
Credit stewardship: customer transaction monitoring and management is a continuous process, ensuring performance is satisfactory and that documentation, security and valuations are complete and up to date.

•	Problem debt identification: policies and systems encourage the early identification of problems and the employment of specialised staff focused on collections and problem debt management.

•
Provisioning: independent assessment using best practice models for collective and latent loss. Professional evaluation is applied to individual cases, to ensure that such losses are comprehensively identified and adequately provided for.

•	Recovery: maximising the return to the Group through the recovery process.

Credit risk models

Credit risk models are used throughout the Group to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring as well as portfolio analysis and reporting. Credit risk models used by the Group can be broadly grouped into three categories.

•
Probability of default (“PD”): the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Customers are assigned an internal credit grade which corresponds to probability of default. Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade (see page 75).

•
Exposure at default (“EAD”): such models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD is typically higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit.

•
Loss given default (“LGD”): models estimate the economic loss that may occur in the event of default, being the debt that cannot be recovered. The Group’s LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held.

Impairment loss provision methodology

Provisions for impairment losses are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

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

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis by experienced specialists, with input from professional valuers and accountants as appropriate. The Group operates a provisions governance framework which sets thresholds whereby suitable oversight and challenge is undertaken. These opinions and levels of provision are overseen by each division’s Provision Committee. Significant cases are presented to, and challenged by, the Group Problem Exposure Review Forum.

Early and active management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group’s ongoing monitoring process.

Notes on the accounts continued

29 Risk management (continued)

Liquidity risk

The Group’s liquidity policy is designed to ensure that it can at all times meet its obligations as they fall due.

Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations. The management of liquidity risk within the Group is undertaken within limits and other policy parameters set by GALCO. Compliance is monitored and coordinated by Group Treasury both in respect of internal policy and the regulatory requirements of the Financial Services Authority. In addition, all subsidiaries and branches outside the UK ensure compliance with any local regulatory liquidity requirements and are subject to Group Treasury oversight.

Diversification of funding sources

The structure of the Group’s balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to limit the reliance on total short-term wholesale sources of funds (gross and net of repos) within prudent levels.

Management of term structure

The Group evaluates on a regular basis its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its normal policy parameters.

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

Stress testing

The Group performs stress tests to simulate how events may impact the Groups’ funding and liquidity capabilities. Such tests inform the overall balance sheet structure and help define prudent limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. The nature of stress tests is kept under review in line with evolving market conditions.

Daily management

The short-term maturity structure of the Group’s liabilities and assets is managed daily to ensure that all material or potential cash flow obligations arising from undrawn commitments and other contingent obligations, can be met. Potential sources include cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held (after allowing for appropriate haircuts).

Short-term liquidity risk is generally managed on a consolidated basis with internal liquidity mismatch limits set for all subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the Group’s overall liquidity risk position is not compromised.

The following tables show cash flows payable on financial liabilities up to a period of 20 years including future payments of interest.

	NatWest Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2007	£m	£m	£m	£m	£m	£m
Deposits by banks	24,056	2,489	808	270	138	3
Customer accounts	184,228	2,881	2,515	893	252	81
Debt securities in issue	9,074	2,769	4,455	4,208	1,460	—
Subordinated liabilities	102	985	1,807	542	2,145	1,622
Settlement balances and other liabilities	2,983	—	—	—	1	2
	220,443	9,124	9,585	5,913	3,996	1,708

2006
Deposits by banks	35,648	2,450	687	416	465	—
Customer accounts	169,142	1,579	1,711	284	170	8
Debt securities in issue	6,366	2,127	1,929	1,823	2,748	571
Subordinated liabilities	145	255	1,314	1,567	1,578	2,072
Settlement balances and other liabilities	3,383	—	—	3	—	—
	214,684	6,411	5,641	4,093	4,961	2,651

	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2007	£m	£m	£m	£m	£m	£m
Deposits by banks	5,123	91	353	7	84	—
Customer accounts	130,693	393	1,344	111	—	—
Debt securities in issue	—	9	—	—	—	—
Derivatives held for hedging	1	4	11	6	9	12
Subordinated liabilities	62	685	1,184	340	1,074	1,622
	135,879	1,182	2,892	464	1,167	1,634
2006
Deposits by banks	5,284	119	286	179	317	—
Customer accounts	123,433	291	1,334	—	19	—
Debt securities in issue	—	21	9	—	—	—
Derivatives held for hedging	—	5	21	12	21	24
Subordinated liabilities	68	200	1,061	1,197	1,233	1,869
	128,785	636	2,711	1,388	1,590	1,893

The tables above show the timing of cash outflows to settle financial liabilities. They have been prepared on the following basis:

Prepayable liabilities – where a financial liability can be prepaid by the counterparty, the cash outflow has been included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial liability is triggered by, or is subject to, specific criteria such as market price hurdles being reached, it is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Bank depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Notes on the accounts continued

29 Risk management (continued)

Liabilities with a contractual maturity of greater than 20 years –the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading liabilities – held-for-trading liabilities amounting to £48.3 billion (2006 – £39.1 billion) (Bank £2.1 billion (2006 –£1.6 billion)) have been excluded from the table in view of their short term nature.

Financial assets held by the NatWest Group to meet these cash outflows include cash, balances at central banks and treasury bills of £3.4 billion (2006 – £1.8 billion), loans to banks and customers of £260.4 billion (2006 – £244.0 billion) including £163.7 billion (2006 – £150.0 billion) repayable within three months. The Natwest Group also held debt securities with a market value of £35.9 billion (2006 – £32.3 billion) of which £32.0 billion (2006 – £29.3 billion) were pledged to secure liabilities. Funds can be raised in the short-term from highly liquid securities held by the NatWest Group by sale or by disposal or by sale and repurchase transactions regardless of their stated maturity.

As explained above the table is prepared on the basis that prepayable liabilities are called at the earliest possible date. In practice, the average maturity of these liabilities significantly exceeds that shown in the table. In addition, although many customer accounts are contractually repayable on demand or at short notice, the short-term deposit base of the Bank and its subsidiaries is stable over the long term as deposit rollovers and new deposits offset cash outflows.

Other contractual cash obligations

Other contractual obligations are summarised by payment date in the tables below.

	NatWest Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2007	£m	£m	£m	£m	£m	£m
Operating leases	27	81	189	173	354	663
Contractual obligations to purchase goods or services	23	88	3	—	—	—
	50	169	192	173	354	663
2006
Operating leases	22	65	157	136	260	448
Contractual obligations to purchase goods or services	4	11	1	—	—	—
	26	76	158	136	260	448

	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2007	£m	£m	£m	£m	£m	£m
Operating leases	20	59	146	137	278	525
2006
Operating leases	17	52	125	114	209	316

Undrawn formal facilities, credit lines and other commitments to lend were £76,116 million (2006 – £74,918 million) for the NatWest Group. Undrawn formal facilities, credit lines and other commitments to lend for the Bank were £55,411 million (2006 – £57,240 million). While commitments have been given to provide these funds, some may be subject to certain conditions being met by the counterparty. Not all facilities are expected to be drawn, and some may lapse before drawdown.

Market risk

Market risk is defined as the risk of loss resulting from adverse changes in risk factors including interest rates, foreign currency and equity prices together with related factors such as market volatilities.

The Group is exposed to market risk because of positions held in its trading portfolios as well as its non-trading business including the Group’s treasury operations.

Value-at-risk (“VaR”)

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group’s VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group’s method, however, does not make any assumption about the nature or type of underlying loss distribution. The Group typically uses the previous 500 trading days of market data.

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

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Further controls are in place to limit the Group’s intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.

The Group calculates both general market risk (i.e. the risk due to movement in general benchmark) and idiosyncratic market risk (i.e. the risk due to movements in the value of securities by reference to specific issuers) using its VaR models.

Trading

The primary focus of the Group’s trading activities is client facilitation – providing products to the Group’s client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage –entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The principal risk factors are interest rates, credit spreads, equity prices and foreign exchange. Financial instruments held in the Group’s trading portfolios include, but are not limited to, debt securities, loans, deposits, equity shares, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group’s accounting policies for derivative financial instruments, see Accounting policies.

The VaR for NatWest Group’s trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2007				2006
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	5.9	4.8	9.6	3.1	5.1	5.7	8.3	3.5
Credit spread	9.9	11.6	30.4	4.6	5.6	5.9	7.1	4.1
Currency	0.3	0.4	1.0	—	0.5	0.3	1.6	—
Equity and commodity	1.0	0.1	2.8	—	0.6	0.8	4.2	—
Diversification		(3.9)				(5.4)
Total trading VaR	11.8	13.0	32.0	6.8	6.8	7.3	9.0	4.9

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

Non-trading interest rate VaR

Non-trading interest rate VaR for NatWest Group’s treasury and retail and commercial banking activities was £27.6 million at 31 December 2007 (2006 – £24.6 million). During the year, the maximum VaR was £27.6 million (2006 – £28.8 million), the minimum £21.6 million (2006 – £24.6 million) and the average £24.5 million (2006 – £27.1 million).

Notes on the accounts continued

29 Risk management (continued)

Interest rate risk

Non-trading interest rate risk arises from the Group’s treasury activities and retail and commercial banking businesses.

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

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual business balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group’s trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group’s treasury function. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

The table below sets out NatWest Group’s structural foreign currency exposures.

	2007			2006
	Net investments in foreign operations	Related currency borrowings	Structured foreign currency exposures	Net investments in foreign operations	Related currency borrowings	Structured foreign currency exposures
	£m	£m	£m	£m	£m	£m
US dollar	2,786	2,681	105	3,022	2,936	86
Euro	3,116	894	2,222	2,622	455	2,167
Swiss franc	563	—	563	462	457	5
Other non-sterling	7	7	—	6	4	2
	6,472	3,582	2,890	6,112	3,852	2,260

The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the Euro exchange rate against Sterling.

At 31 December 2007 and 31 December 2006, NatWest Group had no net investment hedge relationships. The table above shows net investments in foreign operations and related currency borrowings. These borrowings do not qualify as hedges and gains or losses on their retranslation are taken to profit or loss: a five percent strengthening of foreign currencies would result in a loss of £179 million (2006 – £193 million) and a five percent weakening of foreign currencies would result in a gain of £171 million (2006 – £183 million). Gains or losses on retranslating net investments in foreign operations are taken to equity: a five percent strengthening of foreign currencies would result in a gain of £324 million (2006 – £306 million) and a five percent weakening of foreign currencies would result in a loss of £308 million (2006 – £291 million).

30 Capital resources

The Group’s regulatory capital resources at 31 December in accordance with Financial Services Authority (“FSA”) definitions were as follows:

	2007	2006
Composition of regulatory capital	£m	£m
Tier 1 capital:
Shareholders' funds and minority interests	12,083	11,147
Subordinated liabilities	285	288
Goodwill capitalised and intangible assets	(1,244)	(1,209)
Pension deficit and other regulatory adjustments	890	1,074
Total qualifying tier 1 capital	12,014	11,300

Tier 2 capital:
Unrealised gains on available-for-sale equities	19	38
Collective impairment allowances, net of taxes	1,430	1,254
Qualifying subordinated debt	4,044	4,043
Total qualifying tier 2 capital	5,493	5,335

Supervisory deductions:
Unconsolidated investments	729	660
Other deductions	625	1,272
Total supervisory deductions	1,354	1,932
Total regulatory capital	16,153	14,703

In the management of capital resources, the Group is governed by RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. The Group has complied with the FSA’s capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas.

Notes on the accounts continued

31 Memorandum items

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

	Group		Bank
	2007	2006	2007	2006
	£m	£m	£m	£m
Contingent liabilities:
Guarantees and assets pledged as collateral security	2,438	2,272	1,811	1,895
Other contingent liabilities	2,907	2,889	2,141	2,173
	5,345	5,161	3,952	4,068
Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
– less than one year	62,298	58,611	43,073	42,086
– one year and over	13,818	16,307	12,338	15,154
Other commitments	220	181	111	100
	76,336	75,099	55,522	57,340

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

Other commitments – these include forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, documentary credits and other short-term trade related transactions.

Regulatory enquiries and investigations

In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Certain of the Group’s subsidiaries have received requests for information from various US governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £409 million (2006 – £381 million; 2005 – £278 million). The Bank earned fee income of £62 million (2006 – £64 million; 2005 – £57 million).

Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent Supreme Court and Fifth Circuit decisions provide further support for the Group’s position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, its operating results or cash flows in any particular period.

On 27 July 2007, following discussions between the Office of Fair Trading (‘OFT’), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The hearing of the test case commenced on 17 January 2008. The Group maintains that its charges are fair and enforceable and is defending its position vigorously. It cannot, however, at this stage predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

32 Net cash flows from operating activities

		Group			Bank
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m
Operating profit before tax	3,085	3,456	3,411	3,729	1,963	2,315
(Increase)/decrease in prepayments and accrued income	(92)	(17)	988	(66)	30	557
Interest on subordinated liabilities	271	310	304	239	271	283
(Decrease)/increase in accruals and deferred income	(431)	37	(1,278)	(521)	(28)	(846)
Provisions for impairment losses	849	852	756	742	754	651
Loans and advances written-off net of recoveries	(523)	(730)	(762)	(470)	(644)	(715)
Unwind of discount on impairment losses	(87)	(67)	(76)	(71)	(55)	(61)
Profit on sale of property, plant and equipment	(189)	(31)	(51)	(114)	(31)	(39)
Loss/(profit) on sale of subsidiaries and associates	—	(70)	(12)	73	45	(221)
Loss/(profit) on sale of investment securities	117	(86)	(327)	72	(24)	(320)
Charge for defined benefit pension schemes	132	229	149	83	168	97
Cash contribution to defined benefit pension schemes	(117)	(135)	(1,007)	(69)	(70)	(976)
Other provisions utilised	(135)	(30)	(18)	(123)	(20)	(16)
Depreciation and amortisation	264	257	382	177	202	326
Elimination of foreign exchange differences	(464)	1,503	(2,178)	5	143	189
Other non-cash items	416	(147)	(227)	98	1	(60)
Net cash inflow from trading activities	3,096	5,331	54	3,784	2,705	1,164
Increase in loans and advances to banks and customers	(1,856)	(40,552)	(24,532)	(2,958)	(15,215)	(4,182)
(Increase)/decrease in securities	(2,061)	(4,316)	(5,565)	1	2	1
(Increase)/decrease in other assets	(1,772)	1,303	(1,469)	(167)	707	(625)
(Increase)/decrease in derivative assets	(829)	230	797	(188)	(197)	335
Changes in operating assets	(6,518)	(43,335)	(30,769)	(3,312)	(14,703)	(4,471)
Increase in deposits by banks and customers	22,903	39,118	49,683	7,064	16,281	9,815
Increase/(decrease) in debt securities in issue	6,588	3,534	5,724	(20)	(9)	(1)
(Decrease)/increase in other liabilities	(432)	646	1,138	60	(26)	953
Increase/(decrease) in derivative liabilities	908	(314)	(951)	207	16	(286)
(Decrease)/increase in settlement balances and short positions	(8,445)	3,057	(652)	—	—	—
Changes in operating liabilities	21,522	46,041	54,942	7,311	16,262	10,481
Total income taxes paid	(592)	(1,157)	(1,170)	(104)	(588)	(662)
Net cash inflow from operating activities	17,508	6,880	23,057	7,679	3,676	6,512

Notes on the accounts continued

33 Analysis of the net investment in business interests and intangible assets

		Group			Bank
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m
Fair value given for businesses acquired	(35)	(20)	(238)	—	(624)	—
Additional investments in Group undertakings	—	—	—	(1,216)	(719)	(217)
Cash and cash equivalents acquired	—	—	25	—	—	—
Non-cash consideration	—	—	3	—	—	—
Net outflow of cash in respect of purchases	(35)	(20)	(210)	(1,216)	(1,343)	(217)

Cash and cash equivalents in businesses sold	—	—	(2)	—	—	—
Other assets sold	3	(41)	260	—	1	7
Repayment of investments	—	—	—	1,823	1,022	2
Non-cash consideration	—	112	(25)	—	—	—
Profit/(loss) on disposal	—	70	12	(73)	(45)	221
Net cash inflow on disposals	3	141	245	1,750	978	230

Dividends received from joint ventures	5	17	7	—	—	—
Net cash expenditure on other intangible assets	(132)	(230)	(210)	(131)	(159)	(180)
Net outflow	(159)	(92)	(168)	403	(524)	(167)
34 Interest received and paid

		Group			Bank
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m
Interest received	12,035	9,952	8,475	7,942	6,601	5,621
Interest paid	(5,752)	(5,527)	(4,164)	(4,325)	(3,405)	(2,683)
	6,283	4,425	4,311	3,617	3,196	2,938

35 Analysis of changes in financing during the year

	Group				Bank
	Share capital		Subordinated		Share capital		Subordinated
	and share premium		liabilities		and share premium		liabilities
	2007	2006	2007	2006	2007	2006	2007	2006
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,969	2,969	5,641	6,648	2,969	2,969	4,583	5,501
Net proceeds from issue of
subordinated liabilities			634	91			—	—
Repayment of subordinated liabilities			(403)	(719)			(381)	(590)
Net cash outflow from financing	—	—	231	(628)	—	—	(381)	(590)
Currency translation and other adjustments	—	—	60	(379)	—	—	42	(328)
At 31 December	2,969	2,969	5,932	5,641	2,969	2,969	4,244	4,583

36 Analysis of cash and cash equivalents

		Group			Bank
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m
At 1 January
– cash	38,650	33,273	14,816	16,340	13,952	9,952
– cash equivalents	12,810	15,151	8,029	3,187	4,636	1,959
Net cash inflow	14,729	3,036	25,579	5,809	939	6,677
At 31 December	66,189	51,460	48,424	25,336	19,527	18,588

Comprising:
Cash and balances at central banks	1,258	1,430	1,446	921	795	779
Treasury bills and debt securities	28	1	1	—	—	—
Loans and advances to banks	64,903	50,029	46,977	24,415	18,732	17,809
Cash and cash equivalents	66,189	51,460	48,424	25,336	19,527	18,588

The Bank and certain subsidiary undertakings are required to maintain balances with the Central banks which, at 31 December 2007, amounted to £105 million (2006 – £95 million).

37 Segmental analysis

(a) Divisions

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group’s activities are organised as follows:

•
Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers.

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

Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central items. The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses but they are allocated to customer-facing divisions for financial reporting purposes on a basis the directors consider to be reasonable. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration costs and net gain on sale of strategic investments and subsidiaries, and where appropriate, allocation of Manufacturing costs (‘Contribution’) and after allocation of Manufacturing costs (‘Operating profit before tax’) are shown below.

	Group
	Revenue			Total income
	External	Inter segment	Total	External	Inter segment	Total	Operating expenses	Depreciation and amortisation	Impairment losses	Contribution	Allocation of Manufac- turing costs	Operating profit before tax
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	2,294	1,768	4,062	134	(154)	(20)	(468)	(11)	(5)	(504)	(59)	(563)
UK Corporate Banking	2,734	—	2,734	2,027	(459)	1,568	(270)	—	(82)	1,216	(226)	990
Retail	6,466	4	6,470	4,544	17	4,561	(992)	(2)	(657)	2,910	(1,128)	1,782
Wealth Management	1,581	74	1,655	618	71	689	(363)	(10)	(2)	314	(33)	281
Ulster Bank	3,043	—	3,043	1,428	(131)	1,297	(430)	(24)	(104)	739	(219)	520
Manufacturing	(85)	1	(84)	(144)	(1)	(145)	(1,362)	(178)	—	(1,685)	1,685	—
Central items	444	617	1,061	(253)	657	404	(259)	(2)	1	144	(20)	124
Eliminations	—	(2,464)	(2,464)	—	—	—	—	—	—	—	—	—
	16,477	—	16,477	8,354	—	8,354	(4,144)	(227)	(849)	3,134	—	3,134
Amortisation of intangibles	—	—	—	—	—	—	—	(6)	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(12)	(31)	—	(43)	—	(43)
	16,477	—	16,477	8,354	—	8,354	(4,156)	(264)	(849)	3,085	—	3,085

Notes on the accounts continued

37 Segmental analysis (continued)

	Group
	Revenue			Total Income
	External	Inter segment	Total	External	Inter segment	Total	Operating expenses	Depreciation and amortisation	Impairment losses	Contribution	Allocation of Manufac- turing costs	Operating profit before tax
2006	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	3,180	1,334	4,514	1,769	(63)	1,706	(896)	(8)	24	826	(96)	730
UK Corporate Banking	2,222	—	2,222	1,805	(350)	1,455	(233)	—	(72)	1,150	(228)	922
Retail	5,938	4	5,942	4,337	9	4,346	(979)	(1)	(697)	2,669	(1,130)	1,539
Wealth Management	1,260	2	1,262	594	(6)	588	(317)	(11)	(1)	259	(52)	207
Ulster Bank	2,557	20	2,577	1,175	(33)	1,142	(364)	(28)	(104)	646	(215)	431
Manufacturing	26	5	31	(60)	(21)	(81)	(1,482)	(204)	—	(1,767)	1,767	—
Central items	479	570	1,049	(294)	464	170	(428)	6	(2)	(254)	(46)	(300)
Eliminations	—	(1,935)	(1,935)	—	—	—	—	—	—	—	—	—
	15,662	—	15,662	9,326	—	9,326	(4,699)	(246)	(852)	3,529	—	3,529
Amortisation of intangibles	—	—	—	—	—	—	—	(6)	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(62)	(5)	—	(67)	—	(67)
	15,662	—	15,662	9,326	—	9,326	(4,761)	(257)	(852)	3,456	—	3,456

2005
Global Banking & Markets	2,212	1,002	3,214	1,507	114	1,621	(467)	(7)	27	1,174	(93)	1,081
UK Corporate Banking	1,923	1	1,924	1,617	(373)	1,244	(330)	—	(35)	879	(224)	655
Retail	5,772	1,301	7,073	4,109	(90)	4,019	(808)	(6)	(624)	2,581	(1,136)	1,445
Wealth Management	1,102	2	1,104	508	(1)	507	(276)	(13)	(6)	212	(54)	158
Ulster Bank	1,945	25	1,970	976	26	1,002	(314)	(25)	(95)	568	(207)	361
Manufacturing	45	6	51	3	(30)	(27)	(1,550)	(57)	—	(1,634)	1,634	—
Central items	64	438	502	(623)	354	(269)	(254)	(137)	(19)	(679)	80	(599)
Eliminations	—	(2,775)	(2,775)	—	—	—	—	—	—	—	—	—
Continuing operations	13,063	—	13,063	8,097	—	8,097	(3,999)	(245)	(752)	3,101	—	3,101
Discontinued operations	246	—	246	221	—	221	(70)	—	(4)	147	—	147
Amortisation of intangibles	—	—	—	—	—	—	—	(6)	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(32)	(131)	—	(163)	—	(163)
Net gain on sale of
strategic investments
and subsidiaries	332	—	332	332	—	332	—	—	—	332	—	332
	13,641	—	13,641	8,650	—	8,650	(4,101)	(382)	(756)	3,411	—	3,411

Note:

(1) Revenue represents total income included in the income statement grossed-up for interest payable and commissions payable.

	Group
	Assets - before allocation of Manufacturing assets	Allocation of Manufacturing assets	Assets	Loabilities - before allocation of Manufacturing liabilities	Alloocation of Manufacturing liabilities	Liabilities	Cost to acquire fixed assets and intangible assets - before allocation of Manufacturing assets	Allocation of Manufacturing assets	Cost to acquire fixed assets and intangible assets
2007	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Banking & Markets	121,506	115	121,621	99,891	—	99,891	138	13	151
UK Corporate Banking	41,555	179	41,734	40,631	—	40,631	—	33	33
Retail	59,357	857	60,214	69,546	—	69,546	1	110	111
Wealth Management	26,688	79	26,767	25,646	—	25,646	19	13	32
Ulster Bank	59,626	103	59,729	55,678	—	55,678	35	17	52
Manufacturing	1,691	(1,691)	—	578	(578)	—	234	(234)	—
Central items	1,859	358	2,217	8,210	578	8,788	2	48	50
Group	312,282	—	312,282	300,180	—	300,180	429	—	429

2006
Global Banking & Markets	126,238	106	126,344	107,242	—	107,242	182	14	196
UK Corporate Banking	36,476	179	36,655	36,921	—	36,921	—	38	38
Retail	55,640	1,003	56,643	62,910	—	62,910	3	156	159
Wealth Management	21,741	86	21,827	20,795	—	20,795	13	17	30
Ulster Bank	46,507	117	46,624	41,874	—	41,874	166	21	187
Manufacturing	1,977	(1,977)	—	329	(329)	—	302	(302)	—
Central items	2,082	486	2,568	9,405	329	9,734	4	56	60
Group	290,661	—	290,661	279,476	—	279,476	670	—	670

Segmental analysis of goodwill is as follows:

			Group
	Global
	Banking &		Wealth	Ulster
	Markets	Retail	Management	Bank	Total
	£m	£m	£m	£m	£m
At 1 January 2006	108	107	131	414	760
Currency translation and other adjustments	(14)	(8)	(7)	(9)	(38)
Disposals	—	—	(3)	—	(3)
At 1 January 2007	94	99	121	405	719
Currency translation and other adjustments	(1)	9	7	39	54
Transfer between divisions	—	(44)	—	44	—
At 31 December 2007	93	64	128	488	773

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

			Group
				Rest of
	UK	USA	Europe	the World	Total
2007	£m	£m	£m	£m	£m
Total revenue	13,759	(250)	2,766	202	16,477

Net interest income	4,379	(14)	711	15	5,091
Fees and commissions (net)	2,506	341	281	62	3,190
Income from trading activities	186	(658)	108	4	(360)
Other operating income	357	11	64	1	433
Total income	7,428	(320)	1,164	82	8,354

Operating profit before tax	2,989	(341)	423	14	3,085

Total assets	181,249	74,775	52,329	3,929	312,282

Total liabilities	174,797	72,521	48,950	3,912	300,180

Net assets attributable to equity shareholders and minority interests	6,452	2,254	3,379	17	12,102

Contingent liabilities and commitments	64,384	3,040	12,143	2,114	81,681

Cost to acquire property, plant and equipment and intangible assets	239	63	124	3	429

2006
Total revenue	11,811	1,140	2,506	205	15,662

Net interest income	3,865	(11)	581	14	4,449
Fees and commissions (net)	2,327	258	309	74	2,968
Income from trading activities	547	783	126	2	1,458
Other operating income	315	48	88	—	451
Total income	7,054	1,078	1,104	90	9,326

Operating profit before tax	2,434	623	399	—	3,456

Total assets	168,696	76,883	42,334	2,748	290,661

Total liabilities	163,083	74,723	38,938	2,732	279,476

Net assets attributable to equity shareholders and minority interests	5,613	2,160	3,396	16	11,185

Contingent liabilities and commitments	66,273	3,978	8,049	1,960	80,260

Cost to acquire property, plant and equipment and intangible assets	490	46	130	4	670

Notes on the accounts continued

37 Segmental analysis (continued)

			Group
				Rest of
	UK	USA	Europe	the World	Total
2005	£m	£m	£m	£m	£m
Total revenue	10,417	1,078	1,982	164	13,641

Net interest income	3,858	12	578	13	4,461
Fees and commissions (net)	2,308	157	208	73	2,746
Income from trading activities	(5)	777	33	3	808
Other operating income	493	45	97	—	635
Total income	6,654	991	916	89	8,650

Operating profit before tax	2,522	560	297	32	3,411

Total assets	138,574	74,162	44,673	3,194	260,603

Total liabilities	133,341	72,218	41,787	3,073	250,419

Net assets attributable to equity shareholders and minority interests	5,233	1,944	2,886	121	10,184

Contingent liabilities and commitments	58,532	6,231	9,177	—	73,940

Cost to acquire property, plant and equipment and intangible assets	368	29	144	7	548

38 Directors’ and key management remuneration

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £243,000 (2006 – £307,000).

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	RBS Group
	2007	2006
	£000	£000
Short-term benefits	37,763	41,003
Post-employment benefits	10,051	11,264
Other long-term benefits	708	3,309
Share-based payments	5,165	2,787
	53,687	58,363

39 Transactions with directors, officers and others

(a)    At 31 December 2007, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £39,125 in respect of loans to 10 persons who were directors of the Bank (or persons connected with them) at any time during the financial period and £1,211,846 to 3 people who were officers of the Bank at any time during the financial period.

(b)    For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group’s Group Executive Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2007	2006
	£000	£000
Loans and advances to customers	1,479	1,884
Customer accounts	2,177	1,797

Key management have banking relationships with Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Key management had no reportable transactions or balances with the holding company except for dividends.

40 Related parties

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

	2007	2006
	£m	£m
Income
Interest receivable	4,257	3,204
Interest payable	1,090	744
Fees and commissions receivable	235	122
Fees and commissions payable	81	106

Expenses
Other administrative expenses	1,725	1,761

41 Ultimate holding company

The Group’s ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2007, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

42 Post balance sheet events

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

25 June 2008

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