Form 20-F
period 2008-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2009-05-28
CIK 702162

FORM 20-F

(Mark one)	☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF1934

For the fiscal year ended		31 December 2008

OR	☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR	☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from		to

Commission file number		1 - 9266

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
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2008, the close of the period covered by the annual report.
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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐	YES	☐	NO

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

NATIONAL WESTMINSTER BANK Plc
ANNUAL REPORT ON FORM 20-F
FOR THE YEAR ENDED 31 DECEMBER 2008
CONTENTS

Item	Item Caption	Page

	Presentation of Information	1
PART I
1	Identity of Directors, Senior Management and Advisers	*
2	Offer Statistics and Expected Timetable	*
3	Key Information	3
	Selected financial data	*
	Capitalisation and indebtedness	*
	Reasons for the offer and use of proceeds	*
	Risk factors	6
4	Information on the Bank	15
	History and development of the Bank	15
	Business overview	15
	Organisational structure	16
	Property, plants and equipment	16
4A	Unresolved Staff Comments	*
5	Operating and Financial Review and Prospects	17
	Operating results	17
	Liquidity and capital resources	57, 129
	Research and development, patents, licences etc	*
	Trend information	*
	Off balance sheet arrangements	*
	Contractual obligations	*
6	Directors, Senior Management and Employees	58
	Directors and senior management	*
	Compensation	*
	Board practices	58
	Employees	59
	Share ownership	59
7	Major Shareholders and Related Party Transactions	*
	Major shareholders	*
	Related party transactions	*
	Interests of experts and counsel	*
8	Financial Information	61
	Consolidated statements and other financial information	61
	Significant changes	61
9	The Offer and Listing	62
	Offer and listing details	62
	Plan of distribution	*
	Markets	63
	Selling shareholders	*
	Dilution	*
	Expenses of the issue	*
10	Additional Information	64
	Share capital	*
	Memorandum and articles of association	64
	Material contracts	69
	Exchange controls	69
	Taxation	69
	Dividends and paying agents	*
	Statement of experts	*
	Documents on display	*
	Subsidiary information	*

* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or otherwise not included herein.

i

Item	Item Caption	Page

11	Quantitative and Qualitative Disclosure about Market Risk	71
12	Description of Securities other than Equity Securities	*
PART II
13	Defaults, Dividend Arrearages and Delinquencies	*
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
15	Controls and Procedures	72
16	Reserved	*
16	A Audit Committee financial expert	*
	B Code of ethics	*
	C Principal Accountant Fees and services	58, 96
	D Exemptions from the Listing Standards for Audit Committee	*
	E Purchases of Equity Securities by the Issuer and Affiliated Purchases	*
	F Change in Registrant’s Certifying Accountant	*
	G Corporate Governance	73
PART III
17	Financial Statements	*
18	Financial Statements	74
19	Exhibits	144
	Signature	145

* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or otherwise not included herein.

ii

PRESENTATION OF INFORMATION
In this report, the term 'NatWest', 'Bank' or ‘company’ means National Westminster Bank Plc and 'NatWest Group' means the Bank and its subsidiary undertakings.

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

The results, assets and liabilities of individual business units are classified as trading or non-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, NatWest Group believes that any resulting misclassification is not material.

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

As discussed on page 1, the consolidated financial statements of NatWest Group are prepared in accordance with International Financial Reporting Standards. NatWest Group took advantage of the option in IFRS 1 to implement IAS 32 and IAS 39 from 1 January 2005 without restating its 2004 income statement and balance sheet. The implementation of IAS 32 and IAS 39 on 1 January 2005 had a significant effect on NatWest Group's balance sheet. Therefore the information set out below for 2008, 2007, 2006 and 2005 are not directly comparable to 2004.

SELECTED FINANCIAL DATA

NatWest Group’s accounts are prepared in accordance with IFRS as issued by the IASB. Selected data under IFRS for each of the five years ended 31 December 2008 are presented below.

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.4619, the Noon Buying Rate on 31 December 2008.

Amounts in accordance with IFRS

					2005		2004
	2008	2008	2007	2006	Discontinued*	Continuing	Discontinued*	Continuing
Summary consolidated income statement	$m	£m	£m	£m	£m	£m	£m	£m
Net interest income	7,890	5,397	5,091	4,449	212	4,249	265	4,118
Non-interest income	3,373	2,307	3,263	4,877	9	4,180	13	3,627
Total income	11,263	7,704	8,354	9,326	221	8,429	278	7,745
Operating expenses	7,605	5,202	4,420	5,018	70	4,413	53	4,115
Profit before impairment	3,658	2,502	3,934	4,308	151	4,016	225	3,630
Impairment	1,991	1,362	849	852	4	752	(5)	630
Operating profit before tax	1,667	1,140	3,085	3,456	147	3,264	230	3,000
Tax	876	599	768	831	44	904	69	797
Profit from continuing operations	791	541	2,317	2,625	103	2,360	161	2,203
Profit from discontinued operations, net of tax	-	-	-	-		103		161
Profit for the year	791	541	2,317	2,625		2,463		2,364

Profit attributable to:
Minority interests	136	93	89	39		17		12
Other owners	-	-	-	-		-		36
Ordinary shareholders	655	448	2,228	2,586		2,446		2,316

* NatWest Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to the Royal Bank on 31 December 2005 at neither a profit nor a loss.

	2008	2008	2007	2006	2005	2004
Summary consolidated balance sheet	$m	£m	£m	£m	£m	£m
Loans and advances	386,674	264,501	260,425	243,974	215,938	161,661
Debt securities and equity shares	54,269	37,122	39,047	33,701	30,338	23,936
Derivatives and settlement balances	19,022	13,012	6,275	6,320	6,907	4,904
Other assets	9,625	6,584	6,535	6,666	7,420	6,720
Total assets	469,590	321,219	312,282	290,661	260,603	197,221

Shareholders’ equity	17,740	12,135	10,788	10,173	9,440	8,009
Minority interests	1,934	1,323	1,314	1,012	744	408
Subordinated liabilities	14,764	10,099	5,932	5,641	6,648	5,808
Deposits	371,348	254,017	250,380	227,477	203,925	149,992
Derivatives, settlement balances and short positions	30,929	21,157	18,206	26,617	24,231	22,775
Other liabilities	32,875	22,488	25,662	19,741	15,615	10,229
Total liabilities and equity	469,590	321,219	312,282	290,661	260,603	197,221

Other financial data based upon IFRS	2008	2007	2006	2005	2004
Return on average total assets (1)	0.14%	0.71%	0.94%	0.99%	1.21%
Return on average ordinary shareholders’ equity (2)	3.9%	21.9%	26.1%	29.6%	30.7%
Average owners’ equity as a percentage of average total assets	3.5%	3.2%	3.6%	3.3%	4.2%
Risk asset ratio — Tier 1	10.1%	9.8%	9.9%	10.1%	n/a (4)
Risk asset ratio — Total	14.5%	13.2%	12.9%	14.1%	n/a (4)
Ratio of earnings to combined fixed charges and preference share dividends (3)
— including interest on deposits	1.16	1.43	1.64	1.84	2.11
— excluding interest on deposits	1.51	2.50	3.09	4.02	5.62
Ratio of earnings to fixed charges only (3)
— including interest on deposits	1.16	1.43	1.64	1.84	2.14
— excluding interest on deposits	1.51	2.50	3.09	4.02	5.92

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(2)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(3)
For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)
Upon adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The Risk Asset Ratios as at 31 December 2008, 2007, 2006 and 2005 have been presented in compliance with these revised FSA requirements.

Exchange rates
Except as stated, the following tables show , for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	April	March	February	January	December	November
US dollars per £1	2009	2009	2009	2009	2008	2008
Noon Buying Rate
High	1.4990	1.4730	1.4936	1.5254	1.5457	1.6156
Low	1.4402	1.3757	1.4224	1.3658	1.4395	1.4789

		2008	2007	2006	2005	2004
Noon Buying Rate
Period end rate		1.4619	1.9843	1.9586	1.7188	1.9160
Average rate for the period (1)		1.8424	2.0073	1.8582	1.8147	1.8356

Consolidation rate (2)
Period end rate		1.4604	2.0043	1.9651	1.7214	1.9346
Average rate for the period		1.8528	2.0015	1.8436	1.8198	1.8325

Notes:

(1)	The average of the Noon Buying Rates on the last business day of each month during the period.

(2)	The rates used by the Group for translating US dollars into sterling in the preparation of its financial statements.

(3)	On 22 May 2009, the Noon Buying Rate was £1.00 = US $1.5892.

Risk factors
National Westminster Bank Plc is a principal subsidiary of The Royal Bank of Scotland Group plc. Consequently, the risk factors facing RBS Group also apply to NatWest Group and are therefore discussed in this section. References in this section to ‘RBS’ refer to The Royal Bank of Scotland Group plc.

Set out below are certain risk factors which could affect the RBS Group’s future results and cause them to be materially different from expected results. The RBS Group’s results are also affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

RBS may face the risk of full nationalisation and under such circumstances shareholders may lose the full value of their shares.

Under the provisions of the Banking Act, substantial powers have been granted to HM Treasury, the Bank of England and the Financial Services Authority (FSA) as part of the Special Resolution Regime to stabilise banks that are in financial difficulties. The Special Resolution Regime gives the authorities three stabilisation options: private sector transfer, of all or part of the business of a UK-incorporated institution with permission to accept deposits (a “relevant entity”); transfer of all or part of the business of the relevant entity to a “bridge bank” established by the Bank of England; and temporary public ownership (nationalisation) of the relevant entity or its UK-incorporated holding company.

The purpose of the stabilising options is to address the situation where all or part of the business of the relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilisation options may only be exercised if the FSA is satisfied that a relevant entity such as the RBS Group’s banking subsidiaries, including the Royal Bank and NatWest, (i) is failing, or is likely to fail, to satisfy the threshold conditions set out in Schedule 6 to the Financial Services and Markets Act 2000 (the “FSMA”) and (ii) having regard to timing and other relevant circumstances it is not reasonably likely that action will be taken that will enable the relevant entity to satisfy those threshold conditions. The threshold conditions are conditions which an FSA-authorised institution must satisfy in order to retain its FSA authorisation. They are relatively wide-ranging and deal with most aspects of a relevant entity’s business, including, but not limited to, minimum capital resource requirements. It is therefore possible that the FSA may exercise one of the stabilisation options before a relevant entity is in severe difficulties and before an application for insolvency or an administration order could be made.

The stabilisation options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company of a relevant entity (such as RBS Group) into temporary public ownership provided that certain conditions set out in Section 82 of the Banking Act are met. Temporary public ownership is effected by way of a share transfer order.

If HM Treasury makes the decision to take the holding company of a relevant entity into temporary public ownership, it may take various actions in relation to securities issued by the holding company, including:

•	to transfer securities free from any contractual or legislative restrictions on transfer;
•	to transfer securities free from any trust, liability, or encumbrance;
•	to extinguish rights to acquire securities;
•	to delist securities; or
•	to convert securities into another form or class.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred.

Shareholders may have a claim for compensation under one of the compensation schemes provided for in the Banking Act. For the purposes of determining an amount of compensation, an independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury.

There can be no assurance that Shareholders would thereby recover compensation promptly and/or equal to any loss actually incurred.

If the RBS Group were made subject to the Special Resolution Regime and a partial transfer of the RBS Group’s business was effected, the nature and mix of the assets and liabilities not transferred may adversely affect its financial condition and increase the risk that the RBS Group may eventually become subject to administration or insolvency proceedings.

Over the last six months, the UK Government has taken action under the Banking (Special Provisions) Act 2008 in respect of a number of UK financial institutions including, in extreme circumstances, full and part nationalisation. There have been concerns in the market in recent months regarding the risks of such nationalisation in relation to RBS and other UK banks. If economic conditions in the UK or globally continue to deteriorate, or the events described in the following risk factors occur to such an extent that they have a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the RBS Group, the UK Government may decide to take similar action in relation to RBS. Given the extent of HM Treasury’s and the Bank of England’s powers under the Banking Act, it is difficult to predict what effect such actions might have on RBS and any securities issued by it. However, potential impacts may include full nationalisation of RBS and the total loss of value in RBS shares.

If RBS is unable to participate in the Asset Protection Scheme (APS), or the operation of the APS fails to have the desired effect on RBS’s financial and capita position, RBS may face the increased risk of full nationalisation. If the costs of participation outweigh the benefits, this could have a negative impact on RBS’s business, earnings and financial prospects and its Share price may suffer.

On 26 February 2009, RBS announced its intention to participate in the APS. However, its ability to participate in the APS is subject to the satisfaction of a number of conditions which may not be satisfied, including, among others, the completion of due diligence by (and to the satisfaction of) HM Treasury, the receipt of certain regulatory approvals (including European Commission State Aid clearance), the approval of a majority of RBS’s Independent Shareholders, finalisation of the terms of the APS and RBS’s participation therein and the satisfaction by RBS of certain specified application criteria. The failure to satisfy these conditions could result in RBS being unable to participate in the APS and therefore failing to obtain protection against stressed losses through the economic cycle as well as failing to improve its capital ratios at the RBS consolidated Group level. The result of this may mean intervention by the UK Government, which could include full nationalisation, under which circumstances any compensation payable to Shareholders would be subject to the provisions of the Banking Act, and Shareholders may lose the full value of their Shares.

Furthermore, even if RBS is able to participate in the APS, there can be no assurance that such participation will enable RBS to achieve all of the stated goals of the APS. While the APS is expected to limit losses associated with assets to be covered by the APS, RBS would remain fully exposed in respect of a specified “first loss” amount and exposed to 10 per cent. of losses exceeding that “first loss” amount. In addition, RBS would continue to be exposed to the risk of losses, impairments and write-downs with respect to assets not covered by the APS. Although RBS would have the option to obtain an additional £6 billion in capital from HM Treasury (in the form of a subscription for further B Shares) there can be no assurance that such additional capital, together with RBS’s strengthened capital position as a result of the Placing and Open Offer, and the capital resulting from the proposed issue of the £6.5 billion and £13 billion of B Shares, will be sufficient to maintain the RBS Group’s capital ratios in the event of further losses, which could cause RBS’s business, results of operation and financial condition to suffer, its credit rating to drop, its ability to lend and access funding to be further limited, its cost of funding to increase and its Share price to decline, any of which would increase the risk of the full nationalisation of RBS.

In addition, there can be no assurance that the costs to RBS of its participation in the APS will not outweigh any benefits received. For example, RBS has agreed in principle that if it accedes to the APS, it will give up the right to certain tax losses and allowances which may affect the after-tax returns of the RBS Group in future years. As a result of RBS’s agreement to give up such UK tax losses and allowances it is likely that RBS will pay UK corporation tax in earlier accounting periods than it would otherwise have done.

The RBS Group’s businesses, earnings and financial condition have been and will continue to be affected by the continued deterioration in the global economy, as well as ongoing instability in the global financial markets.

The performance of the RBS Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the United Kingdom, the United States and other countries throughout Europe and Asia. Recessionary conditions are present in many of these countries, including the United Kingdom and the United States, and such conditions are expected to continue or worsen over the near to medium term. In addition, the global financial system is continuing to experience the difficulties which first manifested themselves in August 2007, and the financial markets have deteriorated significantly since the bankruptcy filing by Lehman Brothers in September 2008. These conditions have led to severe and continuing dislocation of financial markets around the world and unprecedented levels of illiquidity, resulting in the development of significant problems at a number of the world’s largest corporate institutions operating across a wide range of industry sectors, many of whom are the RBS Group’s customers and counterparties in the ordinary course of its business. In response to this economic instability and illiquidity in the market, a number of governments, including the UK Government, the governments of the other EU member states and the US Government, have intervened in order to inject liquidity and capital into the financial system, and, in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued at unprecedented levels, and global recessionary conditions are expected to continue. These conditions have produced and will continue to produce downward pressure on stock prices and on availability and cost of credit for financial institutions, including the RBS Group, and will continue to impact on the credit quality of the RBS Group’s customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the RBS Group to experience further reductions in business activity, increased funding costs and funding pressures, lower share prices, decreased asset values, additional write downs and impairment charges and lower profitability or to incur losses.

In addition, the RBS Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The RBS Group’s performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the RBS Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the RBS Group’s control.

Any conversion of the B Shares would significantly increase HM Treasury’s ownership interest in RBS, have a corresponding dilutive effect on other RBS Shareholders and could result in the delisting of RBS’s securities.

At the same time as RBS announced its proposed participation in the APS, RBS announced that, if it participated in the APS, it would issue £6.5 billion of B Shares to HM Treasury. RBS also announced that it would issue a further £13 billion of B Shares to HM Treasury on or after implementation of the APS, and HM Treasury would grant RBS the option to require HM Treasury to purchase a further £6 billion of B Shares from it. The B Shares, if issued, will rank pari passu with the Ordinary Shares on a winding-up. The B Shares would be convertible, at the option of the holder at any time, into Ordinary Shares at an initial conversion price of £0.50 per Ordinary Share. HM Treasury would agree not to convert any B Shares it holds if, as a result of such conversion, it would hold 75 per cent. or more of the Ordinary Shares, unless the price of the Ordinary Shares is equal to or exceeds £0.65 for a specified period in which case conversion is mandatory in any event. In addition, HM Treasury will not be entitled to vote in respect of Ordinary Shares acquired by it as a result of the conversion of B Shares into Ordinary Shares to the extent, but only to the extent, that votes cast on such Ordinary Shares, together with any other votes which HM Treasury is entitled to cast in respect of any other Ordinary Shares held by or on behalf of HM Treasury would exceed 75 per cent. of the total votes eligible to be cast on a resolution presented at a general meeting of RBS. If all £25.5 billion of B Shares are issued, such conversion of the B Shares would significantly increase HM Treasury’s ownership interest in RBS up to approximately 84.4 per cent. of the RBS’s issued share capital, and have a corresponding dilutive effect on other RBS Shareholders (as would the issue of the B Shares themselves in the event of a winding-up) although any such conversion would have no impact on the RBS Group’s Tier 1 capital position. Furthermore, a mandatory conversion of the B Shares by HM Treasury would put RBS in breach of the Listing Rules requirement that 25 per cent. of its issued share capital must be in public hands. Although RBS may apply to the UKLA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of RBS from the Official List and potentially other exchanges where its securities are currently listed and traded.

Lack of liquidity is a risk to the RBS Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained.

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of funding (including, for example, short term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced and continue to experience a severe reduction in liquidity and term-funding in the aftermath of events in the US sub-prime residential mortgage market and the current severe market dislocation. Perception of counterparty risk between banks has also increased significantly following the bankruptcy filing by Lehman Brothers. This increase in perceived counterparty risk has led to further reductions in inter-bank lending, and hence, in common with many other banks, the RBS Group’s access to traditional sources of liquidity has been, and may continue to be, restricted.

The RBS Group’s liquidity management focuses on maintaining a diverse and appropriate funding strategy for its operations, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the RBS Group’s ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during the recent period of liquidity stress has been constrained to the point where it, like other banks, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks.

In addition, there is also a risk that corporate and institutional counterparties with credit exposures may look to reduce all credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Furthermore, like many banks, the RBS Group relies on customer deposits to meet a considerable portion of its funding requirements and such deposits are subject to fluctuation due to certain factors outside the RBS Group’s control, such as a loss of confidence, competitive pressures or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors which could result in a significant outflow of deposits within a short period of time. Any material decrease in the RBS Group’s deposits could, particularly if accompanied by one of the other factors described above, have a negative impact on the RBS Group’s liquidity unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets.

The governments of some of the countries in which the RBS Group operates have taken steps to guarantee the liabilities of the banks and branches operating in their respective jurisdiction. Whilst in some instances the operations of the RBS Group are covered by government guarantees alongside other local banks, in other countries this may not necessarily always be the case. This may place subsidiaries operating in those countries, such as Ulster Bank Ireland Ltd, which did not participate in such government guarantee schemes, at a competitive disadvantage to the other local banks and therefore may require the RBS Group to provide additional funding and liquidity support to these operations.

There can be no assurance that these measures, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the RBS Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the RBS Group’s overall cost of funding, which could have an adverse impact on the RBS Group’s financial condition and results of operations or result in a loss of value in RBS shares.

Governmental support schemes are subject to cancellation, change or withdrawal (on a general or individual basis), which may have a negative impact on the availability of funding in the markets in which the RBS Group operates.

Governmental support schemes are subject to cancellation, change or withdrawal (on a general or individual basis) subject to contract, based on changing economic and political conditions in the jurisdiction of the relevant scheme. Furthermore, certain schemes which have been recently announced have in fact not been fully implemented, or their terms have not yet been finalised. To the extent government support schemes are cancelled, changed or withdrawn in a manner which diminishes their effectiveness, or to the extent such schemes fail to generate additional liquidity or other support in the relevant markets in which such schemes operate, the RBS Group, in common with other banks, may continue to face limited access to, have insufficient access to, or incur higher costs associated with, funding alternatives, which could have a material adverse impact on the RBS Group’s business, financial condition, results of operations and prospects and result in a loss of value in RBS shares.

The financial performance of the RBS Group has been and will be affected by borrower credit quality.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the RBS Group’s businesses. The outlook for the global economy over the near to medium term has continued to deteriorate, particularly in the UK, the United States and other European economies. For example, there is an expectation of further reductions in residential and commercial property prices, higher unemployment rates and reduced profitability of corporate borrowers. As a result, the RBS Group has seen and expects to continue to see adverse changes in the credit quality of its borrowers and counterparties, with increasing delinquencies, defaults and insolvencies across a range of sectors. This trend has led and may lead to further impairment charges, higher costs, additional write downs and losses for the RBS Group or result in a loss of value in RBS shares.

The actual or perceived failure or worsening credit of the RBS Group’s counterparties has adversely affected and could continue to adversely affect the RBS Group.

The RBS Group’s ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The RBS Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by the RBS Group or by other institutions. Many of these transactions expose the RBS Group to credit risk in the event of default of the RBS Group’s counterparty or client. In addition, the RBS Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the RBS Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those currently experienced. Any such losses could have a material adverse effect on the RBS Group’s results of operations and financial condition or result in a loss of value in RBS shares.

The RBS Group’s earnings and financial condition have been, and its future earnings and financial condition are likely to continue to be, affected by depressed asset valuations resulting from poor market conditions.

Financial markets are currently subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset backed collateralised debt obligations (CDOs), the US subprime residential mortgage market and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the RBS Group recording large write-downs on its credit market exposures in 2007 and 2008. The RBS Group expects that the deterioration in economic and financial market conditions will lead to further impairment charges and write-downs during the current financial year. Moreover, recent market volatility and illiquidity has made it difficult to value certain of the RBS Group’s exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the RBS Group’s assets, may result in significant changes in the fair values of the RBS Group’s exposures, even in respect of exposures, such as credit market exposures, for which the RBS Group has previously recorded write-downs. In addition, the value ultimately realised by the RBS Group may be materially different from the current or estimated fair value. Any of these factors could require the RBS Group to recognise further significant write-downs or realise increased impairment charges, any of which may adversely affect its capital position, its financial condition and its results of operations or result in a loss of value in RBS shares.

The value or effectiveness of any credit protection that the RBS Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.

The RBS Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), which are carried at fair value. The fair value of these CDSs, as well as the RBS Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Since 2007, monoline and other insurers and other market counterparties (including credit derivative product companies) have been adversely affected by their exposure to residential mortgage linked and corporate credit products. As a result, their actual and perceived credit worthiness deteriorated significantly in 2008 and may continue to be so impacted in 2009. If the financial condition of these counterparties or their actual and perceived credit worthiness deteriorates further, the RBS Group may record further credit valuation adjustments on the CDSs bought from these counterparties in addition to those already recorded.

Changes in interest rates, foreign exchange rates, bond, equity and commodity prices, and other market factors have significantly affected and will continue to affect the RBS Group’s business.

Some of the most significant market risks the RBS Group faces are interest rate, foreign exchange, bond, equity and commodity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent months. Changes in currency rates, particularly in the sterling-US dollar and sterling-

euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the RBS Group’s non-UK subsidiaries (principally ABN AMRO, Citizens and RBS Greenwich Capital) and may affect income from foreign exchange dealing. The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the RBS Group’s investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant reductions in the value of such portfolios. While the RBS Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the RBS Group’s financial performance and business operations or result in a loss of value in RBS shares.

The RBS Group’s borrowing costs and its access to the debt capital markets depend significantly on its credit ratings.

On 19 January 2009, S&P affirmed the long-term and short-term counterparty credit ratings for the Royal Bank at A+ and A-1 respectively. The outlook for all entities of the RBS Group was confirmed as stable, reflecting S&P’s view that the RBS Group is of systemic importance to the UK banking system and that S&P now explicitly factor four notches of uplift into their long-term counterparty credit rating on the RBS Group. At the same time S&P lowered its ratings on the RBS Group’s hybrid capital issues to BB from BBB, additionally the BB rating was placed under CreditWatch with negative implications. On the same date, Fitch affirmed the RBS Group and the Royal Bank’s Long-term and Short-term Issuer Default Ratings at AA- and F1+ respectively and downgraded the RBS Group and the Royal Bank’s individual ratings to E from B/C. The outlook for the Issuer Default Ratings remains stable reflecting Fitch’s expectation of continued strong government support for the RBS Group. The RBS Group’s support rating was upgraded from 1 to 5 and its support floor revised to AA- from No Floor. Fitch also downgraded the RBS Group and the Royal Bank’s Tier 1 preference shares to BB- from A+, and upper tier 2 hybrid capital instruments issued by RBS Group companies to BB from A+ and placed all of these securities on Rating Watch Negative. Moody’s on 20 January 2009 downgraded the senior unsecured rating of the Royal Bank to Aa3 from Aa1 with a negative outlook. The RBS Group’s senior debt rating was downgraded to A1 from Aa2 again with a negative outlook. The Bank Financial Strength Rating was lowered to C- from B and remains under review for further possible downgrade. The short term P-1 ratings of both the RBS Group and the Royal Bank were affirmed. The outlook for all RBS Group entities incorporates Moody’s view on the long-term credit profile of the RBS Group beyond the current government support phase as well as their view of the very high probability of on-going support from the Aaa-rated UK Government. Any future reductions in the long-term credit ratings of the RBS Group or one of its principal subsidiaries (including NatWest) could further increase its borrowing costs. Any further reductions may also limit the RBS Group’s access to the capital markets and trigger additional collateral requirements in derivative contracts and other secured funding arrangements. Credit ratings of the RBS Group and NatWest are also important to the RBS Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the RBS Group’s or NatWest’s credit ratings could adversely affect its access to liquidity and competitive position, increase its funding costs and have a negative impact on the RBS Group’s earnings and financial condition or result in a loss of value in RBS shares.

The RBS Group’s business performance could be adversely affected if its capital is not managed effectively.

Effective management of the RBS Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy. The RBS Group is required by regulators in the United Kingdom, the United States, the Netherlands and in other jurisdictions in which it undertakes regulated activities, to maintain adequate capital. The maintenance of adequate capital is also necessary to enhance the RBS Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the First Placing and Open Offer and the issue of the Preference Shares was to allow RBS to strengthen its capital position. As at 31 December 2008 the RBS Group’s Tier 1 and Core Tier 1 capital ratios were 10.0 per cent. and 6.8 per cent. respectively, using the Basel II methodology. Although the net proceeds of the First Placing and Open Offer and the Preference Share Issue strengthened the RBS Group’s capital base significantly, and the net proceeds of the Second Placing and Open Offer were used to redeem the existing £5 billion of Preference Shares and which thereby improved the quality of the RBS Group’s capital by increasing the RBS Group’s Core Tier 1 capital ratio, any change that limits the RBS Group’s ability effectively to manage its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in RBS shares.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

Under IFRS, the RBS Group recognises at fair value: (i) financial instruments classified as ‘held-for-trading’ or ‘designated as at fair value through profit or loss’; (ii) financial assets classified as ‘available-for-sale’; and (iii) derivatives, each as further described in ‘Accounting Policies’ on page 84 of the financial statements. Generally, to establish the fair value of these instruments, the RBS Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the current financial crisis. In such circumstances, the RBS Group’s internal valuation models require the RBS Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the RBS Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the RBS Group’s earnings and financial condition. Also, recent market volatility and illiquidity has challenged the factual bases of certain underlying assumptions and has made it difficult to value certain of the RBS Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a negative effect on the RBS Group’s results of operations and financial condition or result in a loss of value in RBS shares.

The RBS Group’s future earnings and financial condition in part depend on the success of the RBS Group’s strategic refocus on core strengths and its disposal programme.

In light of the recently changed global economic outlook, the RBS Group has embarked on a restructuring which focused on achieving appropriate risk adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. The RBS Group will also continue with its disposal programme and continue to review its portfolio to identify further disposals of certain non-core assets. Although the proceeds of the Second Placing and Open Offer improved the quality of the RBS Group's capital by replacing the existing £5 billion of Preference Shares with £5 billion of Core Tier 1 capital, the global credit markets remain challenging and the RBS Group’s execution of its current and future strategic plans may not be successful. In connection with the implementation of these plans, the RBS Group may incur restructuring charges, which may be material. Furthermore, if the RBS Group’s plans, including any planned disposals, are not successful or fail to achieve the results expected, the RBS Group’s business, capital position, financial condition, results of operations and future prospects may be negatively impacted or this could result in a loss of value in RBS shares.

The RBS Group operates in markets that are highly competitive and consolidating. If the RBS Group is unable to perform effectively, its business and results of operations will be adversely affected.

Recent consolidation among banking institutions in the United Kingdom, the United States and throughout Europe is changing the competitive landscape for banks and other financial institutions. This consolidation, in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries, could increase competitive pressures on the RBS Group. Moreover, if financial markets continue to be volatile, more banks may be forced to consolidate.

In addition to the effects of consolidation, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the RBS Group operates. Although, at present, it is difficult to predict what the effects of this increased government ownership and involvement will be or how it will differ from jurisdiction to jurisdiction, such involvement may cause the RBS Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Since the markets in which the RBS Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the RBS Group’s business, margins, profitability and financial condition or result in a loss of value in RBS shares.

The RBS Group has agreed to certain undertakings in relation to the operation of its business in the First Placing and Open Offer Agreement, the Second Placing and Open Offer Agreement and in connection with the proposed APS, which may serve to limit the RBS Group’s operations.

Under the terms of the First Placing and Open Offer Agreement, the RBS Group provided certain undertakings aimed at ensuring that the subscription by HM Treasury for the relevant Ordinary Shares and the Preference Shares and the RBS Group’s potential participation in the guarantee scheme promoted by HM Treasury as part of its support for the UK banking industry are compatible with the common market under EU law. These undertakings include (i) supporting certain initiatives in relation to mortgage lending and lending to SMEs until 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the RBS Group’s balance sheet. Under the terms of the Second Placing and Open Offer Agreement, the RBS Group’s undertakings in relation to mortgage lending and lending to SMEs were extended to larger commercial and industrial companies in the United Kingdom. These undertakings may serve to limit the RBS Group’s operations. In addition, pursuant to a lending commitments letter, the RBS Group is subject to further undertakings, which supersede the lending commitments made to HM Treasury in October 2008 and January 2009 by agreeing to lend £16 billion above the amount the RBS Group had budgeted to lend to UK businesses and £9 billion above the amount the RBS Group had budgeted to lend to UK homeowners in the year commencing 1 March 2009, with a commitment to lend at similar levels in the year commencing 1 March 2010.

The RBS Group could fail to attract or retain senior management or other key employees.

The RBS Group’s ability to implement its strategy depends on the ability and experience of its senior management and other key employees. The loss of the services of certain key employees, particularly to competitors, could have a negative impact on the RBS Group’s business. The RBS Group’s future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management compensation arrangements, in particular those in receipt of Government funding (such as the RBS Group). The RBS Group recently announced changes to its compensation structure which included significant reductions in bonuses to be paid in respect of 2008, and limitations on pay rises in 2009. In addition to the effects of such measures on the RBS Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could prevent the RBS Group from successfully implementing its strategy, which could have a material adverse effect on the RBS Group’s financial condition and results of operations, or result in a loss of value in RBS shares.

Each of the RBS Group’s businesses is subject to substantial regulation and oversight. Any significant regulatory developments could have an effect on how the RBS Group conducts its business and on its results of operations and financial condition.

The RBS Group is subject to financial services laws, regulations, administrative actions and policies in each location in which it operates. All of these are subject to change, particularly in the current market environment, where there have been unprecedented levels of government intervention and changes to the regulations governing financial institutions, including recent nationalisations in the United Kingdom, the United States and other European countries. As a result of these and other ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the RBS Group’s participation in any government or regulator-led initiatives), the RBS Group expects to face greater regulation in the United Kingdom, the United States, the Netherlands and other countries in which it operates, including throughout the rest of Europe.

Compliance with such regulations may increase the RBS Group’s capital requirements and costs and have an adverse impact on its business, the products and services it offers and the value of its assets or result in a loss of value in RBS shares. Other areas where governmental policies and regulatory changes could have an adverse impact include, but are not limited to:

•	the monetary, interest rate, capital adequacy and other policies of central banks and regulatory authorities;
•
general changes in government or regulatory policy or changes in regulatory regimes that may significantly influence investor decisions in particular markets in which the RBS Group operates or may increase the costs of doing business in those markets;

•	changes to financial reporting standards;
•
other general changes in the regulatory requirements, such as prudential rules relating to the capital adequacy framework and the imposition of onerous compliance obligations, restrictions on business growth or pricing and requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes in competition and pricing environments;
•	further developments in the financial reporting environment;
•
differentiation amongst financial institutions by governments with respect to the extension of guarantees to bank customer deposits and the terms attaching to such guarantees, including requirements for the entire RBS Group to accept exposure to the risk of any individual member of the RBS Group, or even third party participants in guarantee schemes, failing;

•	implementation of, or costs related to, local customer or depositor compensation or reimbursement schemes;
•	transferability and convertibility of currency risk;
•	expropriation, nationalisation and confiscation of assets;
•	changes in legislation relating to foreign ownership; and
•	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the RBS Group’s products and services.

The RBS Group’s results have been and could be further adversely affected in the event of goodwill impairment.

The RBS Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the RBS Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the RBS Group’s cash generating units are affected by market conditions and the performance of the economies in which the RBS Group operates. Where the RBS Group is required to recognise a goodwill impairment, it is recorded in the RBS Group’s income statement, although it has no effect on the RBS Group’s regulatory capital position. For the year ended 31 December 2008, the NatWest Group recorded a £716 million accounting write-down of goodwill and other intangibles relating to prior year acquisitions.

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

The RBS Group maintains a number of defined benefit pension schemes for past and current employees. Pensions risk is the risk that the liabilities of the RBS Group’s various defined benefit pension schemes which are long term in nature will exceed the schemes’ assets, as a result of which the RBS Group is required or chooses to make additional contributions to the  schemes. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios and returns from them may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the RBS Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the RBS Group has voluntarily made such contributions. Given the current economic and financial market difficulties and the prospects for them to continue over the near and medium term, the RBS Group may be required or elect to make further contributions to the pension schemes and such contributions could be significant and have a negative impact on the RBS Group’s capital position results of operations or financial condition or result in a loss of value in RBS shares.

The RBS Group is and may be subject to litigation and regulatory investigations that may impact its business.

The RBS Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the RBS Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the United Kingdom, the United States and other jurisdictions, including class-action litigation. Furthermore, the RBS Group, like many other financial institutions, has come under greater regulatory scrutiny over the last year and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the earlier stages of a case or investigation. Adverse regulatory action or adverse judgements in litigation could result in restrictions or limitations on the RBS Group’s operations or result in a material adverse effect on the RBS Group’s reputation or results of operations or result in a loss of value in RBS shares. For details about certain litigation and regulatory investigations in which the NatWest Group is involved, see Note 29 on the financial statements.

Operational risks are inherent in the RBS Group’s operations.

The RBS Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The RBS Group has complex and geographically diverse operations and operational risk and losses can result from internal or external fraud, errors by employees or third-parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, natural disasters or the inadequacy or failure of systems and controls, including those of the RBS Group’s suppliers or counterparties. Although the RBS Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identifying and rectifying weaknesses in existing procedures and to training staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the RBS Group. Any weakness in these systems or controls, or any breaches or alleged breaches of applicable laws or regulations could have a materially negative impact on the RBS Group’s business, reputation, results of operations and share price. Notwithstanding anything contained in this risk factor, it should not be taken as implying that either RBS or the RBS Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FSA.

The RBS Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.

The RBS Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes would reduce RBS’s profitability. Revisions to tax legislation or to its interpretation might also affect the RBS Group’s results in the future.

The acquisition of a majority shareholding in the RBS Group by HM Treasury in December 2008 could lead to certain adverse tax consequences for the RBS Group.

The acquisition by HM Treasury of a majority shareholding in the RBS Group in consequence of the First Placing and Open Offer could, in certain circumstances, have adverse tax consequences which could affect the post-tax profitability of the RBS Group. However, if the RBS Group enters into the APS it has agreed, in principle, to give up the right to certain UK tax losses and allowances and this may limit the adverse tax consequences of the acquisition by HM Treasury of a majority shareholding in the RBS Group.

The RBS Group’s operations have inherent reputational risk.

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the RBS Group’s business. Negative public opinion can result from the actual or perceived manner in which the RBS Group conducts its business activities or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the RBS Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The RBS Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the United Kingdom and in other jurisdictions, the RBS Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the United Kingdom, the Financial Services Compensation Scheme (the “Scheme”) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and, if the Banking Bill is enacted in its current form, may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under that Bill. The Scheme is funded by levies on firms authorised by the FSA, including the RBS Group. In the event that the Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the RBS Group may have a material impact on its results of operations and financial condition. During the financial year ended 31 December 2008, the RBS Group made a provision of £150 million related to a levy by the Scheme.

In addition, to the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the RBS Group may make further provisions and may incur additional costs and liabilities, which may negatively impact its financial condition and results of operations or result in a loss of value in RBS shares.

The RBS Group’s business and earnings may be affected by geopolitical conditions.

The performance of the RBS Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the United Kingdom, the United States and other countries in Europe and Asia. For example, the RBS Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly the RBS Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the RBS Group's business.

The restructuring proposals for ABN AMRO are complex and may not realise the anticipated benefits for the RBS Group.

The restructuring plan in place for the integration and separation of ABN AMRO into and among the businesses and operations of the consortium members is complex, involving substantial reorganisation of ABN AMRO’s operations and legal structure. In addition, the plan contemplates activities taking place simultaneously in a number of businesses and jurisdictions. Although integration efforts are well underway and are being advanced on a number of fronts, the implementation of the reorganisation and the realisation of the forecast benefits within the planned timescales, particularly given current market and economic conditions, remains challenging, although the RBS Group remains confident that such goals will be achieved. Execution of the restructuring requires management resources previously devoted to the RBS Group businesses and the retention of appropriately skilled ABN AMRO staff. The RBS Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. The occurrence of any of these events, including as a result of staff losses or performance issues, may have a negative impact on the RBS Group’s financial condition and results of operations. It is not expected that the Dutch State’s acquisition of Fortis Bank Nederland’s shares in RFS Holdings, which was effected in December 2008, will materially affect the integration benefits envisaged by the RBS Group.

The recoverability of certain deferred tax assets recognised by the RBS Group depend on the RBS Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation.

In accordance with IFRS, the RBS Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The losses are quantified on the basis of current tax legislation and are subject to change in respect of the rate of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation may reduce the recoverable amount of the recognised deferred tax assets.

RBS’s ability to pay dividends on or make other distributions in respect of the Ordinary Shares will depend on the availability of distributable reserves and may be limited by the terms of the B Shares.

RBS’s ability to pay dividends is limited under UK company law, which limits a company to only paying cash dividends to the extent that it has distributable reserves and cash available for this purpose. As a holding company, RBS’s ability to pay dividends in the future is affected by a number of factors, principally its ability to receive sufficient dividends from subsidiaries. The payment of dividends to RBS by its subsidiaries is, in turn, subject to restrictions, including certain regulatory requirements and the existence of sufficient distributable reserves and cash in RBS’s subsidiaries. The ability of these subsidiaries to pay dividends and RBS’s ability to receive distributions from its investments in other entities are subject to applicable local laws and regulatory requirements and other restrictions, including, but not limited to, applicable tax laws and covenants in some of RBS’s debt facilities. These laws and restrictions could limit the payment of future dividends and distributions to RBS by its subsidiaries, which could restrict RBS’s ability to fund other operations or to pay, in due course, a dividend to holders of the existing shares or the new shares.

In addition, if the B Shares are issued, no cash dividend may be paid on the Ordinary Shares unless the cash dividend payable in respect of the same period on the B Shares is paid in full, and no scrip dividend may be paid on the Ordinary Shares unless the cash or scrip dividend payable in respect of the same period on the B Shares is paid in full.

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

Following a placing and open offer in December 2008, Her Majesty's Treasury in the United Kingdom (HM Treasury) owned approximately 58% of the enlarged ordinary share capital of the ultimate holding company and £5 billion of non-cumulative sterling preference shares. In April 2009, the ultimate holding company issued new ordinary shares by way of a second placing and open offer, the proceeds from which were used in full to fund the redemption of the preference shares held by HM Treasury at 101% of their issue price together with the accrued dividend and the commissions payable to HM Treasury under the second placing and open offer agreement. The second placing and open offer was underwritten by HM Treasury and as a result, HM Treasury currently owns approximately 70% of the enlarged ordinary share capital of the ultimate holding company.

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

At 31 December 2008, NatWest Group had total assets of £321.2 billion and shareholders' equity of £12.1 billion.

The RBS Group operates on an integrated basis through a divisional structure. The divisions relevant to NatWest Group for the year ended December 31, 2008 were Global Markets (comprising Global Banking & Markets and Global Transaction Services), Regional Markets (comprising UK Retail & Commercial Banking, Europe & Middle East Retail & Commercial Banking and Asia Retail & Commercial Banking), Group Manufacturing and the Centre. A description of each of the divisions is given below.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers.

Global Transaction Services offers global payments, cash and liquidity management, as well as trade finance, UK and international merchant acquiring and commercial card products and services.

UK Retail & Commercial Banking (RBS UK) comprises retail, commercial and corporate banking, and wealth management services. It operates through a range of channels including online and fixed and mobile telephony, and through two of the largest networks of branches and ATMs in the UK.

In the Retail market, through the NatWest brand it offers a full range of banking products and related financial services including mortgages, bancassurance products, deposit accounts, and credit and charge cards.

RBS UK holds a leading market share across all of the Business & Commercial and Corporate sectors. Through its network of relationship managers it distributes a full range of banking, finance and risk management services, including market-leading Invoice Finance and Asset Finance offerings.

The UK wealth management arm offers high quality private banking and investment services through the Coutts and NatWest Offshore brands.

Europe & Middle East Retail & Commercial Banking comprises Ulster Bank including First Active, which provides a comprehensive range of financial services across the island of Ireland. Its retail banking arm has a network of branches and operates in the personal, commercial and wealth management sectors, while its corporate markets operations provide services in the corporate and institutional markets.

Asia Retail & Commercial Banking offers private banking and investment services to clients in selected markets through the RBS Coutts brand.

Group Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Group Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the RBS Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the RBS Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

The RBS Group has undertaken a strategic review to re-focus the RBS Group on those businesses with clear competitive advantages and attractive marketing positions, primarily in stable, low-to-medium risk sectors.

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

DESCRIPTION OF PROPERTY AND EQUIPMENT

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2008, NatWest had 1,628 retail branches in the UK. Ulster Bank including First Active had a network of 295 branches and business centres in Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by NatWest and its subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group’s properties include its principal office in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment for the year ended 31 December 2008 was £347 million (2007 – £222 million; 2006 - £305 million).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company has omitted portions of this item on the basis of General Instruction I(2)(a) to Form 10-K. For a discussion of critical accounting policies that are considered by the directors to be the most important to the portrayal of its financial condition, see pages 81 to 89. In addition, for a discussion of accounting developments, see page 89.

OPERATING RESULTS

As discussed on page 1, the consolidated financial statements of NatWest Group are prepared in accordance with International Financial Reporting Standards.

Overview of results
The following table summarises NatWest Group's results for each of the three years ended 31 December 2008:

	2008	2007	2006
	£m	£m	£m

Net interest income	5,397	5,091	4,449

Fees and commissions receivable	4,367	4,226	3,928
Fees and commissions payable	(1,178)	(1,036)	(960)
(Loss)/profit from trading activities	(963)	(360)	1,458
Other operating income	81	433	451

Non-interest income	2,307	3,263	4,877

Total income	7,704	8,354	9,326

Administrative expenses
- staff costs	1,402	1,567	1,754
- premises and equipment	331	267	266
- other	2,516	2,322	2,741
Depreciation and amortisation	237	264	257
Write-down of goodwill and other assets	716	-	-

Operating expenses	5,202	4,420	5,018

Profit before impairment	2,502	3,934	4,308
Impairment	1,362	849	852

Operating profit before tax	1,140	3,085	3,456
Tax	599	768	831

Profit for the year	541	2,317	2,625

2008 compared with 2007

Profit
Profit before tax was £1,140 million compared with £3,085 million in 2007. The results have been adversely affected by difficult trading conditions, particularly in the credit markets, and write-down of goodwill and other assets of £716 million.

Total income
Total income was down 8% or £650 million to £7,704 million, principally due to the slower market conditions.

Net interest income increased by £306 million, 6% to £5,397 million.

Non-interest income fell by 29% to £2,307 million from £3,263 million. Within non-interest income, fees and commissions receivable increased by 3% to £4,367 million and fees and commissions payable increased by 14% to £1,178 million. The loss from trading activities was £963 million compared with a loss of £360 million in 2007. Other operating income decreased to £81 million from £433 million in 2007.

Operating expenses
Operating expenses rose by 18% to £5,202 million. Integration and restructuring costs were £42 million compared with £43 million in 2007. Write down of goodwill and other intangible assets was £716 million. Other operating expenses were £4,444 million compared with £4,377 million in 2007.

Cost:income ratio
NatWest Group’s cost:income ratio was 67.5% compared with 52.9% in 2007.

Impairment losses
Impairment losses were £1,362 million, compared with £849 million in 2007.

Taxation
The effective tax rate for 2008 was 52.5% compared with 24.9% in 2007.

Dividends
Ordinary dividends totalling £1,000 million (2007 – £1,850 million) were paid to the parent company during the year.

Balance Sheet
Total assets were £321.2 billion at 31 December 2008, 3% higher than total assets of £312.3 billion at 31 December 2007. Lending to customers, excluding repurchase agreements and stock borrowing (‘reverse repos’), increased by 11% or £19.7 billion to £193.1 billion. Customer deposits, excluding repurchase agreements and stock lending (‘repos’), grew by 1% or £1.2 billion to £176.4 billion.

2007 compared with 2006

Profit
Profit before tax was down 11%, from £3,456 million to £3,085 million, principally as a result of reduced profits in Global Banking & Markets, partially offset by strong growth in Regional Markets.

Total income
Total income was down 10% or £972 million to £8,354 million, mainly reflecting the adverse impact of the developments in global credit markets in the second half of 2007.

Net interest income rose by 14%, £642 million to £5,091 million and represents 61% of total income (2006 – 48%).

Non-interest income fell by 33% to £3,263 million and represents 39% of total income (2006 – 52%). Within non-interest income, fees and commissions receivable increased by 8% to £4,226 million and fees and commissions payable increased by 8% to £1,036 million. The loss from trading activities was £360 million, down £1,818 million from a profit of £1,458 million in 2006. Other operating income decreased by 4% to £433 million.

Operating expenses
Operating expenses fell by 12% to £4,420 million primarily reflecting the effect of lower income in Global Banking & Markets. Integration costs, which primarily relate to the integration of First Active, were £43 million compared with £67 million in 2006.

Cost: income ratio
NatWest Group’s cost:income ratio was 52.9% compared with 53.8% in 2006.

Impairment losses
Impairment losses were £849 million compared with £852 million in 2006.

Integration.
Integration costs were £43 million compared with £67 million in 2006.

Dividends
Ordinary dividends totalling £1,850 million (2006 – £1,500 million) were paid to the parent company during the year.

Balance sheet
Total assets were £312.3 billion at 31 December 2007, 7% higher than total assets of £290.7 billion at 31 December 2006. Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased by 6% or £10.5 billion to £173.4 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 13% or £19.9 billion to £175.3 billion.

Analysis of results
Net interest income
	2008	2007	2006
	£m	£m	£m
Interest receivable	12,373	12,178	9,825
Interest payable	(6,976)	(7,087)	(5,376)
Net interest income	5,397	5,091	4,449

	%	%	%
Gross yield on interest-earning assets of the banking business	5.65	6.13	5.77
Cost of interest-bearing liabilities of the banking business	(3.73)	(4.20)	(3.65)
Interest spread of the banking business	1.92	1.93	2.12
Benefit from interest-free funds	0.54	0.63	0.49
Net interest margin of the banking business	2.46	2.56	2.61

Yields, spreads and margins of the banking business	%	%	%
Gross yield (1)
Group	5.65	6.13	5.77
UK	5.72	6.46	6.12
Overseas	5.45	5.05	4.67
Interest spread (2)
Group	1.92	1.93	2.12
UK	2.06	2.21	2.52
Overseas	1.45	1.01	0.84
Net interest margin (3)
Group	2.46	2.56	2.61
UK	2.48	2.82	2.88
Overseas	2.40	1.71	1.78
The Royal Bank of Scotland plc base rate (average)	4.67	5.51	4.64
London inter-bank three month offered rates (average):
Sterling	5.51	6.00	4.85
Eurodollar	2.92	5.29	5.20
Euro	4.63	4.28	3.08

Notes:

(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Average balance sheet and related interest
	2008			2007
	Average balance	Interest	Rate	Average balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks
– UK	45,844	1,784	3.89	44,039	2,357	5.35
– Overseas	8,095	341	4.21	6,760	229	3.39
Loans and advances to customers
– UK	113,633	7,343	6.46	105,914	7,362	6.95
– Overseas	48,145	2,720	5.65	38,521	2,060	5.35
Debt securities
– UK	1,932	98	5.07	1,814	86	4.74
– Overseas	1,485	87	5.86	1,752	84	4.79
Total interest-earning assets
– banking business (2)	219,134	12,373	5.65	198,800	12,178	6.13
– trading business (3)	71,961			84,615
Total interest-earning assets	291,095			283,415
Non-interest-earning assets (2)	35,824			30,400
Total assets	326,919			313,815
Percentage of assets applicable to overseas operations	44.2%			45.5%
Liabilities and owners’ equity
Deposits by banks
– UK	7,511	287	3.82	9,307	525	5.64
– Overseas	13,763	533	3.87	11,433	520	4.55
Customer accounts: demand deposits
– UK	56,691	1,299	2.29	55,561	1,791	3.22
– Overseas	4,840	114	2.36	6,868	181	2.64
Customer accounts: savings deposits
– UK	32,307	1,338	4.14	25,308	1,137	4.49
– Overseas	875	51	5.83	1,969	81	4.11
Customer accounts: other time deposits
– UK	37,274	1,690	4.53	32,919	1,639	4.98
– Overseas	7,545	342	4.53	6,387	290	4.54
Debt securities in issue
– UK	2,559	163	6.37	3,637	216	5.94
– Overseas	16,665	699	4.19	11,789	467	3.96
Subordinated liabilities
– UK	7,511	487	6.48	4,433	262	5.91
– Overseas	323	22	6.81	456	30	6.58
Internal funding of trading business
– UK	(1,077)	(49)	4.55	(1,207)	(52)	4.31
– Overseas	-	-	-	-	-	-
Total interest-bearing liabilities
– banking business (2)	186,787	6,976	3.73	168,860	7,087	4.20
– trading business (3)	73,400			85,382
Total interest-bearing liabilities	260,187			254,242
Non-interest-bearing liabilities:
Demand deposits
– UK	14,419			13,711
– Overseas	5,288			4,713
Other liabilities (2, 3)	35,497			30,964
Shareholders’ equity	11,528			10,185
Total liabilities and owners’ equity	326,919			313,815
Percentage of liabilities applicable to overseas operations	44.5%			47.7%

Notes:

(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.

(2)	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss.

(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet and related interest
	2006
	Average balance	Interest	Rate
	£m	£m	%
Assets
Loans and advances to banks
– UK	27,400	1,159	4.23
– Overseas	7,334	244	3.33
Loans and advances to customers
– UK	101,499	6,737	6.64
– Overseas	31,326	1,573	5.02
Debt securities
– UK	803	39	4.86
– Overseas	1,836	73	3.98
Total interest-earning assets
– banking business (2)	170,198	9,825	5.77
– trading business (3)	72,166
Total interest-earning assets	242,364
Non-interest-earning assets (2)	33,194
Total assets	275,558
Percentage of assets applicable to overseas operations	45.2%
Liabilities and owners’ equity
Deposits by banks
– UK	7,526	373	4.96
– Overseas	12,427	491	3.95
Customer accounts: demand deposits
– UK	54,313	1,451	2.67
– Overseas	3,524	83	2.36
Customer accounts: savings deposits
– UK	20,970	759	3.62
– Overseas	1,518	50	3.29
Customer accounts: other time deposits
– UK	26,673	1,206	4.52
– Overseas	5,827	221	3.79
Debt securities in issue
– UK	2,704	139	5.14
– Overseas	6,880	300	4.36
Subordinated liabilities
– UK	5,016	288	5.74
– Overseas	430	27	6.28
Internal funding of trading business
– UK	(382)	(12)	3.14
– Overseas
Total interest-bearing liabilities
– banking business (3)	147,426	5,376	3.65
– trading business (3)	72,027
Total interest-bearing liabilities	219,453
Non-interest-bearing liabilities:
Demand deposits
– UK	15,258
– Overseas	3,741
Other liabilities (2, 3)	27,195
Shareholders’ equity	9,911
Total liabilities and owners’ equity	275,558
Percentage of liabilities applicable to overseas operations	43.6%

Notes:

(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.

(2)	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss.

(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Analysis of change in net interest income – volume and rate analysis
Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2008 over 2007			2007 over 2006
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	93	(666)	(573)	834	364	1,198
Overseas	50	62	112	(19)	4	(15)
Loans and advances to customers
UK	518	(537)	(19)	301	324	625
Overseas	539	121	660	379	108	487
Debt securities
UK	6	6	12	48	(1)	47
Overseas	(14)	17	3	(3)	14	11
Total interest receivable of the banking business
UK	617	(1,197)	(580)	1,183	687	1,870
Overseas	575	200	775	357	126	483
	1,192	(997)	195	1,540	813	2,353
Interest-bearing liabilities
Deposits by banks
UK	89	149	238	(96)	(56)	(152)
Overseas	(97)	84	(13)	41	(70)	(29)
Customer accounts: demand deposits
UK	(36)	528	492	(34)	(306)	(340)
Overseas	49	18	67	(87)	(11)	(98)
Customer accounts: savings deposits
UK	(295)	94	(201)	(175)	(203)	(378)
Overseas	56	(26)	30	(17)	(14)	(31)
Customer accounts: other time deposits
UK	(206)	155	(51)	(302)	(131)	(433)
Overseas	(53)	1	(52)	(23)	(46)	(69)
Debt securities in issue
UK	68	(15)	53	(53)	(24)	(77)
Overseas	(203)	(29)	(232)	(197)	30	(167)
Subordinated liabilities
UK	(198)	(27)	(225)	34	(8)	26
Overseas	9	(1)	8	(2)	(1)	(3)
Internal funding of trading business
UK	(6)	3	(3)	34	6	40
Overseas	-	-	-	-	-	-
Total interest payable of the banking business
UK	(584)	887	303	(592)	(722)	(1,314)
Overseas	(239)	47	(192)	(285)	(112)	(397)
	(823)	934	111	(877)	(834)	(1,711)
Movement in net interest income
UK	33	(310)	(277)	591	(35)	556
Overseas	336	247	583	72	14	86
	369	(63)	306	663	(21)	642

Overview of balance sheet
Summary consolidated balance sheet

	2008	2007
	£m	£m

Assets
Cash and balances at central banks	1,285	1,363
Loans and advances to banks	66,234	71,449
Loans and advances to customers	198,267	188,976
Debt securities and equity shares	37,122	39,047
Other assets	18,311	11,447

Total assets	321,219	312,282

Liabilities
Deposits by banks	53,633	44,861
Customer accounts	200,384	205,519
Debt securities in issue	17,212	20,923
Other liabilities	26,433	22,945
Subordinated liabilities	10,099	5,932
Minority interests	1,323	1,314
Shareholders’ equity	12,135	10,788

Total liabilities and equity	321,219	312,282

Analysis of repurchase agreements
	2008	2007
	£m	£m

Reverse repurchase agreements and stock borrowing
Loans and advances to banks	3,882	8,487
Loans and advances to customers	5,202	15,557

	9,084	24,044

Repurchase agreements and stock lending
Deposits by banks	12,027	13,139
Customer accounts	23,985	30,239

	36,012	43,378

Overview – summary consolidated balance sheet

Total assets of £321.2 billion at 31 December 2008 were up £8.9 billion, 3%, compared with 31 December 2007.

Loans and advances to banks decreased by £5.2 billion, 7%, to £66.2 billion. Reverse repurchase agreements and stock borrowing ("reverse repos") were down by £4.6 billion, 54% to £3.9 billion. Excluding reverse repos, bank placings decreased by £0.6 billion, 1%, to £62.3 billion.

Loans and advances to customers were up £9.3 billion, 5%, to £198.3 billion.  Within this, reverse repos decreased by 67%, £10.4 billion to £5.2 billion.  Excluding reverse repos, lending rose by £19.7 billion, 11% to £193.1 billion reflecting organic growth and the effect of exchange rate movements following the weakening of sterling during the second half of 2008.

Debt securities decreased by £1.9 billion, 5%, to £36.0 billion principally due to lower holdings in Global Banking & Markets.

Equity shares were flat at £1.1 billion.

Settlement balances rose by £1.4 billion, 52% to £4.1 billion.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest and exchange rates, together with growth in trading volumes.

Intangible assets declined by £0.4 billion, 34% to £0.8 billion, reflecting impairments of £0.7 billion partially offset by exchange rate and other movements of £0.3 billion.

Property, plant and equipment increased by £0.5 billion, 30% to £2.0 billion mainly due to growth in freehold premises and the effects of exchange rate movements.

Prepayments, accrued income and other assets were up £0.1 billion, 7% to £2.0 billion.

Deposits by banks increased by £8.8 billion, 20% to £53.6 billion. This reflected decreased repurchase agreements and stock lending ("repos"), down £1.1 billion, 8% to £12.0 billion combined with higher inter-bank deposits, up £9.9 billion, 31% to £41.6 billion.

Customer accounts were down £5.1 billion, 2% to £200.4 billion. Within this, repos decreased £6.3 billion, 21% to £24.0 billion.  Excluding repos, deposits rose by £1.2 billion, 1%, to £176.4 billion.

Debt securities in issue were down £3.7 billion, 18% to £17.2 billion.

Settlement balances and short positions were down £1.9 billion, 12%, to £13.1 billion reflecting reduced customer activity.

Accruals, deferred income and other liabilities increased £0.7 billion, 19%, to £4.0 billion.

Retirement benefit liabilities reduced by £0.1 billion to £1.2 billion.

Subordinated liabilities were up £4.2 billion, 70% to £10.1 billion resulting from the issue of £2.0 billion dated loan capital, £0.7 billion undated loan capital and the effect of exchange rate and other adjustments, £1.5 billion.

Shareholders’ equity increased by £1.3 billion, 12% to £12.1 billion.  The attributable profit for the year of £0.4 billion together with exchange rate and other movements of £1.9 billion were partially offset by the payment of £1.0 billion ordinary dividends to the holding company.

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

	Within 1 year	After 1 but within 5 years	After 5 years	2008 Total	2007	2006	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,025	5	24	2,054	2,058	2,118	1,668	128
Manufacturing	3,558	229	915	4,702	5,183	5,050	5,380	2,742
Construction	4,182	807	683	5,672	5,717	4,817	4,273	2,811
Finance	37,424	288	991	38,703	34,668	37,606	34,827	1,597
Service industries and business activities	11,305	1,637	9,255	22,197	22,796	20,199	19,703	13,876
Agriculture, forestry and fishing	855	205	1,042	2,102	1,658	1,962	1,849	1,739
Property	8,922	4,151	7,991	21,064	18,892	15,023	10,699	8,581
Individuals — home mortgages	1,047	924	2,032	4,003	3,565	3,449	2,746	29,434
— other	12,185	2,132	2,595	16,912	15,949	15,527	14,652	14,051
Finance leases and instalment credit	44	154	75	273	317	308	320	356
Accrued interest	328	-	2	330	478	377	202	-
Total domestic	81,875	10,532	25,605	118,012	111,281	106,436	96,319	75,315
Overseas residents	6,739	6,668	5,417	18,824	17,053	13,803	12,449	11,413
Total UK offices	88,614	17,200	31,022	136,836	128,334	120,239	108,768	86,728

Overseas
US	5,589	460	969	7,018	18,985	29,232	23,939	24,662
Rest of the World	19,266	9,239	28,832	57,337	43,995	34,999	29,264	22,223
Total Overseas offices	24,855	9,699	29,801	64,355	62,980	64,231	53,203	46,885
Loans and advances to customers — gross	113,469	26,899	60,823	201,191	191,314	184,470	161,971	133,613
Loan impairment provisions				(2,924)	(2,338)	(2,059)	(2,028)	(1,934)
Loans and advances to customers — net				198,267	188,976	182,411	159,943	131,679

Fixed rate	12,976	5,914	16,463	35,353	37,263	46,548	31,823	40,861
Variable rate	100,493	20,985	44,360	165,838	154,051	137,922	130,148	92,752
Loans and advances to customers — gross	113,469	26,899	60,823	201,191	191,314	184,470	161,971	133,613

For further information regarding NatWest Group's operations by geographical area, see Note 35 to the Consolidated Financial Statements.

Loan impairment provisions

Provisioning policy
NatWest Group’s approach to managing credit risk is discussed in the Risk, capital and liquidity management section on page 33 to the Consolidated Financial Statements and its accounting policy for impairment of financial assets is set out on page 85.

Loan impairment provisions
The following table shows the elements of loan impairment provisions.

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
Domestic	1,986	1,748	1,680	1,654	1,358
Foreign	354	313	351	471	547
	2,340	2,061	2,031	2,125	1,905
Currency translation and other adjustments
Domestic	1	14	-	7	-
Foreign	134	27	(7)	(9)	(27)
	135	41	(7)	(2)	(27)
(Disposals)/acquisitions of businesses
Domestic	-	-	-	(23)	-
Foreign	(70)	-	-	16	35
	(70)	-	-	(7)	35
Amounts written-off
Domestic	(744)	(537)	(681)	(639)	(425)
Foreign	(48)	(80)	(120)	(179)	(170)
	(792)	(617)	(801)	(818)	(595)
Recoveries of amounts written-off in previous years
Domestic	46	67	50	44	41
Foreign	16	27	21	12	4
	62	94	71	56	45
Transfers to immediate parent company
Domestic	-	-	(30)	-	(48)
Foreign	-	-	12	-	-
	-	-	(18)	-	(48)
Charged to income statement
Domestic	1,060	769	787	704	470
Foreign	291	79	65	49	155
	1,351	848	852	753	625
Unwind of discount
Domestic	(78)	(75)	(58)	(67)	-
Foreign	(22)	(12)	(9)	(9)	-
	(100)	(87)	(67)	(76)	-
Provisions at the end of the year (1)
Domestic	2,271	1,986	1,748	1,680	1,396
Foreign	655	354	313	351	544
	2,926	2,340	2,061	2,031	1,940

Gross loans and advances to customers
Domestic	122,120	111,281	106,436	96,319	75,315
Foreign	79,071	80,033	78,034	65,652	58,298
	201,191	191,314	184,470	161,971	133,613
Closing customer provisions as a % of gross loans and advances to customers (2)
Domestic	1.86%	1.78%	1.64%	1.74%	1.85%
Foreign	0.83%	0.44%	0.40%	0.53%	0.92%
Total	1.45%	1.22%	1.12%	1.25%	1.45%
Customer charge to income statement as a % of gross loans and advances to customers
Domestic	0.87%	0.69%	0.74%	0.73%	0.62%
Foreign	0.37%	0.10%	0.08%	0.07%	0.27%
Total	0.67%	0.44%	0.46%	0.46%	0.47%

Notes:

(1)	Includes closing provisions against loans and advances to banks of £2 million (2007 — £2 million; 2006 — £2 million; 2005 — £3 million; 2004 —£6 million).

(2)	Closing customer provisions exclude closing provisions against loans and advances to banks.

Loan impairment provisions (continued)
The following table shows additional information in respect of the loan impairment provisions.

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Loan impairment provisions at end of year:
– customers	2,924	2,338	2,059	2,028
– banks	2	2	2	3
Specific provisions
– customers					1,651
– banks					6
General provision					283
	2,926	2,340	2,061	2,031	1,940
Average loans and advances to customers (gross)	191,145	187,700	170,905	162,733	117,249

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	0.71%	0.45%	0.50%	0.46%	0.53%

Amounts written-off (net of recoveries) – customers	0.38%	0.28%	0.43%	0.47%	0.47%

Analysis of closing loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	IFRS
	2008		2007		2006		2005		2004
	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans
	£m	%	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local government	-	1.3	-	1.1	-	1.1	-	1.0	-	0.1
Manufacturing	59	2.9	56	2.7	53	2.7	70	3.3	80	2.1
Construction	155	3.5	59	3.0	45	2.6	48	2.7	50	2.1
Finance	6	1.2	4	18.1	6	20.4	17	21.5	16	1.2
Service industries and business activities	348	13.8	369	11.8	364	11.0	411	12.2	299	10.4
Agriculture, forestry and fishing	16	1.3	17	0.9	18	1.1	20	1.1	17	1.3
Property	178	13.1	50	9.9	39	8.1	38	6.6	27	6.4
Individuals — home mortgages	5	2.5	4	1.9	6	1.9	3	1.7	9	22.0
— other	1,304	10.6	1,244	8.3	1,077	8.4	921	9.1	716	10.5
Finance leases and instalment credit	11	0.2	13	0.2	13	0.2	-	0.2	45	0.3
Accrued interest	-	0.2	-	0.3	-	0.2	-	0.1	-	-
Total domestic	2,082	50.6	1,816	58.2	1,621	57.7	1,528	59.5	1,259	56.4
Foreign	562	49.4	265	41.8	242	42.3	298	40.5	392	43.6
Impaired book provisions	2,644	100.0	2,081	100.0	1,863	100.0	1,826	100.0		100.0
Latent book provisions	280		257		196		202
Specific provisions									1,651
General provision									283
Total provisions	2,924		2,338		2,059		2,028		1,934

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Domestic
Manufacturing	23	15	22	26	25
Construction	40	13	13	13	9
Finance	4	1	12	4	1
Service industries and business activities	178	102	114	82	79
Agriculture, forestry and fishing	3	2	4	3	3
Property	15	5	5	7	12
Individuals — home mortgages	-	-	-	1	-
— others	481	399	511	503	296
Total domestic	744	537	681	639	425
Foreign	48	80	120	179	170
Total write-offs (1)	792	617	801	818	595

Note:

(1)    Includes £3 million written-off in respect of loans and advances to banks in 2005.

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Domestic
Manufacturing	1	-	-	1	-
Service industries and business activities	6	6	1	2	2
Individuals — others	39	61	49	41	39
Total domestic	46	67	50	44	41
Foreign	16	27	21	12	4
Total recoveries	62	94	71	56	45

Risk elements in lending and potential problem loans
NatWest Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The following table shows the estimated amount of loans that would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

IFRS require interest to be recognised on a financial asset (or a group of financial assets) after impairment at the rate of interest used to discount recoveries when measuring the impairment loss. Thus, interest on impaired financial assets is credited to profit or loss as the discount on expected recoveries unwinds. Despite this, such assets are not considered performing. All loans that have an impairment provision are classified as non-accrual. This is a change from practice in 2004 and earlier years where certain loans and provisions were classified as past due 90 days or potential problem loans (and interest accrued on them).

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Loans accounted for on a non-accrual basis (2):
Domestic	3,960	2,744	2,517	2,700	1,966
Foreign	2,112	555	467	487	565
Total	6,072	3,299	2,984	3,187	2,531
Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
Domestic	656	50	71	2	342
Foreign	344	39	24	7	60
Total	1,000	89	95	9	402
Loans not included above which are classified as
‘troubled debt restructurings’ by the SEC:	-	-	-	-	-

Total risk elements in lending	7,072	3,388	3,079	3,196	2,933

Potential problem loans (4)
Domestic	121	16	31	11	13
Foreign	6	1	6	5	83
Total potential problem loans	127	17	37	16	96
Closing provisions for impairment as a % of total risk elements in lending	41%	69%	67%	63%	66%
Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	41%	69%	66%	63%	64%
Risk elements in lending as a % of gross lending to customers excluding reverse repos	3.61%	1.93%	1.87%	2.18%	2.53%

Notes:

(1)
For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the NatWest Group. ‘Foreign’ comprises the NatWest Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the non-accrual category.

(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.

(4)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

	IFRS
	2008	2007	2006	2005	2004
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of non-accrual and restructured loans:
Domestic	243	200	225	99	130
Foreign	108	10	24	21	31
	351	210	249	120	161
Interest on non-accrual and restructured loans included in net interest income:
Domestic	78	75	68	67	41
Foreign	22	12	9	9	-
	100	87	77	76	41

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

At 31 December 2008, NatWest Group had cross border outstandings to Ireland of £2,697 million. At 31 December 2007 and 2006, NatWest Group had no cross border outstandings in excess of 0.75% of total assets (including acceptances).

Debt Securities
The following table analyses by issuer NatWest Group’s available-for-sale debt securities by remaining maturity and the related yield (based on weighted averages).

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2008	£m	%	£m	%	£m	%	£m	%	£m	%
UK central and local government	209	2.5	915	2.5	248	1.2	-	-	1,372	2.3
Other central and local government	321	3.0	984	3.8	38	1.7	-	-	1,343	3.5
Bank and building society	374	3.6	328	3.7	11	3.7	-	-	713	3.6
Mortgage-backed securities (1)	24	3.1	49	3.7	-	-	95	4.3	168	4.0
Corporate	2	7.9	17	4.8	-	-	-	-	19	5.2
Total fair value	930	3.2	2,293	3.2	297	1.4	95	4.3	3,615	3.1

Notes:

(1)	Includes securities issued by US federal agencies and government sponsored entities.

Analysis of deposits — product analysis
The following table shows the distribution of NatWest Group’s deposits by type and geographical area.

	IFRS
	2008	2007	2006
	£m	£m	£m
UK Domestic:
Demand deposits – interest-free	30,625	34,467	31,738
– interest-bearing	54,615	65,142	68,350
Time deposits – savings	40,118	20,856	19,219
– other	26,599	33,612	23,412
Overseas residents:
Demand deposits – interest-free	1,663	263	604
– interest-bearing	3,592	7,928	7,121
Time deposits – savings	7,380	441	5,557
– other	1,687	3,360	3,182
Total UK offices	166,279	166,069	159,183
Overseas
Demand deposits – interest-free	4,999	5,577	4,441
– interest-bearing	3,628	5,216	10,254
Time deposits – savings	1,275	1,269	2,578
– other	77,836	72,249	51,021
Total overseas offices	87,738	84,311	68,294
Total deposits	254,017	250,380	227,477

Held-for-trading	43,170	32,596	15,435
Designated as at fair value through profit or loss	2,291	1,661	1,448
Amortised cost	208,556	216,123	210,594
Total deposits	254,017	250,380	227,477

Overseas
US	42,312	54,316	49,743
Rest of the World	45,426	29,995	18,551
Total overseas offices	87,738	84,311	68,294

Short term borrowings
	IFRS
	2008	2007	2006
	£m	£m	£m
Commercial paper
Outstanding at year end	4,780	5,564	1,442
Maximum outstanding at any month end during the year	10,775	7,335	2,423
Approximate average amount during the year	8,391	5,554	1,834
Approximate weighted average interest rate during the year	1.8%	4.5%	5.0%
Approximate weighted average interest rate at year end	2.8%	4.8%	5.3%

Other short term borrowings
Outstanding at year end	52,878	55,947	49,208
Maximum outstanding at any month end during the year	102,820	73,848	54,401
Approximate average amount during the year	81,571	65,385	46,650
Approximate weighted average interest rate during the year	1.9%	5.0%	5.3%
Approximate weighted average interest rate at year end	0.4%	3.7%	5.2%

Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. ‘Other short-term borrowings’ consist principally of borrowings in the money markets included within ‘Deposits by banks’ and ‘Customer accounts’ in the financial statements, and generally have original maturities of one year or less.

Certificates of deposit and other time deposits
The following table shows details of NatWest Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months	Over 3 months but within 6 months	Over 6 months but within 12 months	Over 12 months	2008 Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	470	187	277	5	939
Other time deposits	17,267	1,210	881	1,984	21,342

Overseas based companies and branches
Certificates of deposit	1,121	128	90	26	1,365
Other time deposits	16,329	4,686	3,933	2,430	27,378
	35,187	6,211	5,181	4,445	51,024

Risk, capital and liquidity management
Risk, capital and liquidity management is conducted on an overall basis within the RBS Group. Therefore the discussion on risk, capital and liquidity management (pages 33 to 56) refers principally to policies and procedures in the RBS Group. Data is also provided for NatWest Group and the Bank.

On pages 33 to 56 certain information has been audited and is labelled as such.

Risk governance (unaudited)
Risk and capital management strategy is owned and set by the RBS Group’s Board of Directors, and implemented by executive management led by the Group Chief Executive. There are a number of committees and executives that support the execution of the business plan and strategy.

The role and remit of  these committees is as follows:

•
Group Audit Committee (GAC): Financial reporting and the application of accounting policies as part of the internal control and risk assessment process. GAC monitors the identification, evaluation and management of all significant risks throughout the RBS Group.

•	Advances Committee (AC): Deals with transactions that exceed the Group Credit Committee’s delegated authority and large exposures.

•	Group Executive Management Committee (GEMC): Ensures implementation of strategy consistent with risk appetite.

•
Executive Risk Forum (ERF): Acts on all strategic risk and control matters across the RBS Group including, but not limited to, credit risk, market risk, operational risk, compliance and regulatory risk, enterprise risk, treasury and liquidity risk, reputational risk, insurance risk and country risk.

•	Group Risk Committee (GRC): Recommends limits and approves processes and policies to ensure the effective management of all material risks across the RBS Group.

•	Group Credit Committee (GCC): Approves credit proposals under the authority delegated to the committee by the Board and/or the Advances Committee.

•	Group Asset and Liability Management Committee (GALCO): Identifies, manages and controls the RBS Group balance sheet risks.

•	Group Chief Executive’s Advisory Group (GCEAG): Acts as a forum for the provision of information and advice to the Group Chief Executive. Forms part of the control process of the Group.

Risk and capital (unaudited)
It is the RBS Group’s policy to optimise return to shareholders while maintaining a strong capital base and credit rating to support business growth and meet regulatory capital requirements at all times.

Risk appetite is measured as the maximum level of retained risk the RBS Group will accept to deliver its business objectives. Risk appetite is generally defined through both quantitative and qualitative techniques including stress testing, risk concentration, value-at-risk and risk underwriting criteria, ensuring that appropriate principles, policies and procedures are in place and applied.

Risk appetite (unaudited)
Risk and capital management across the RBS Group is based on the risk appetite set by the Board, which is established through setting strategic direction, contributing to, and ultimately approving annual plans for each division and regularly reviewing and monitoring the RBS Group’s performance in relation to risk through monthly Board reports.

Risk appetite is defined in both quantitative and qualitative terms as follows:

•	Quantitative: encompassing stress testing, risk concentration, value- at-risk, liquidity and credit related metrics.

•	Qualitative: focusing on ensuring that the RBS Group applies the correct principles, policies and procedures.

Different techniques are used to ensure that the RBS Group’s risk appetite is achieved.

The GEMC is responsible for ensuring that the implementation of strategy and operations are in line with the risk appetite determined by the Board. This is reinforced through a policy framework ensuring that all staff within the RBS Group make appropriate risk and reward trade-offs within pre-agreed boundaries.

The main risks facing the RBS Group are as follows:

•	Credit risk: the risk arising from the possibility that the RBS Group will incur losses from the failure of customers to meet financial obligations to the Group.

•	Funding and liquidity risk: the risk that the RBS Group is unable to meet obligations as they fall due.

•	Market risk: the risk that the value of an asset or liability may change as a result of a change in market rates.

•
Operational risk: the risk of financial loss or reputational impact resulting from fraud; human error; ineffective or inadequately designed processes or systems; improper behaviour; legal events; or from external events.

•	Regulatory risk: the risks arising from regulatory changes/enforcement.

•	Other risk: the risks arising from reputation and pension fund risk.

Credit risk
Principles for credit risk management (audited)
The key principles for credit risk management in the RBS Group are as follows:

•
A credit risk assessment of the customer and credit facilities is undertaken prior to approval of credit exposure. Typically, this includes both quantitative and qualitative elements including, the purpose of the credit and sources of repayment; compliance with affordability tests; repayment history; ability to repay; sensitivity to economic and market developments; and risk-adjusted return based on credit risk measures appropriate to the customer and facility type.

•
Credit risk authority is specifically granted in writing to individuals involved in the granting of credit approval, whether this is individually or collectively as part of a credit committee. In exercising credit authority, individuals are required to act independently of business considerations and must declare any conflicts of interest.

•	Credit exposures, once approved, are monitored, managed and reviewed periodically against approved limits. Lower quality exposures are subject to more frequent analysis and assessment.

•
Credit risk management works with business functions on the ongoing management of the credit portfolio, including decisions on mitigating actions taken against individual exposures or broader portfolios.

•
Customers with emerging credit problems are identified early and classified accordingly. Remedial actions are implemented promptly and are intended to restore the customer to a satisfactory status and minimise any potential loss to the RBS Group.

•	Stress testing of portfolios is undertaken to assess the potential credit impact of non-systemic scenarios and wider macroeconomic events on the RBS Group’s income and capital.

Specialist credit risk teams oversee the credit process independently, making credit decisions within their discretion, or recommending decisions to the appropriate credit committee. Assessments of corporate borrower and transaction risk are undertaken using fundamental credit analysis and the application of general corporate and certain specialist counterparty credit risk models.

Financial markets counterparties are approved by a dedicated credit function which specialises in traded market product risk. Specialist credit grading models exist for certain bank and non-bank financial institutions.

Different approaches are used for the management of wholesale and retail businesses:

•
Wholesale businesses: exposures are aggregated to determine the appropriate level of credit approval required and to facilitate consolidated credit risk management. Credit applications for corporate customers are prepared by relationship managers (RMs) in the units originating the credit exposures, or by the RM team with lead responsibility for a counterparty where a customer has relationships with different divisions and business units across the RBS Group. This includes the assignment of counterparty credit grades and LGD estimates using approved models, which are also independently checked by the credit team.

•
Retail businesses: the retail business makes a large volume of small value credit decisions. Credit decisions will typically involve an application for a new or additional product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising industry standard credit and behaviour scoring techniques.

Credit risk models (audited)
Credit risk models are used throughout the RBS Group to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring as well as portfolio analysis and reporting. Credit risk models used by the RBS Group can be broadly grouped into three categories.

•
Probability of default (PD): models estimate the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Customers are assigned an internal credit grade which corresponds to probability of default. Every customer credit grade across all grading scales in the RBS Group can be mapped to a RBS Group level credit grade.

Model validation (audited)
The performance and accuracy of credit models is critical, both in terms of effective risk management and also the calculation of risk parameters (PD, LGD and EAD) used by the RBS Group to calculate RWAs. The models are subject to frequent validation internally and, if used as part of the AIRB Basel II framework, have been reviewed and approved for use by the FSA.

Independent model validation is performed by the RBS Group. This includes an evaluation of the model development and validation for the data set used, logic and assumptions, and performance of the model analysis. Where required, the RBS Group has engaged external risk management consultants to undertake independent reviews and report their findings to the Wholesale or Retail Credit Model Committee. This provides a benchmark against industry practices.

•
Exposure at default (EAD): models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD may be assumed to be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit.

•
Loss given default (LGD): models estimate the economic loss that may occur in the event of default and represents, the debt that cannot be recovered. The RBS Group’s LGD models take into account the type of borrower, facility and any risk mitigation such as security or collateral held.

The validation results are a key factor in deciding whether a model is recommended for ongoing use.

The frequency, depth and extent of the validation are consistent with the materiality and complexity of the risk being managed. The RBS Group’s validation processes include:

•	Developmental evidence: to ensure that the credit risk model adequately discriminates between different levels of risk and delivers accurate risk estimates.

•
Process verification: whether the methods used in the credit risk models are being used, monitored and updated in the way intended in the design of the model. Initial testing and validation is performed when the model is developed with the performance of models being assessed on an ongoing basis.

Credit risk mitigation (audited)
The RBS Group takes a number of steps to mitigate credit risk. The key risk mitigants are as follows:

•	Real estate: the most common form of security held is real estate within the consumer and wholesale businesses.

•
Financial collateral: is taken to support credit exposures in the non-trading book. Financial collateral is also taken in Global Markets and Regional Markets to support trading book exposures and is incorporated in E* (adjustment to the exposure value) calculations.

•
Other physical collateral: the RBS Group takes a wide range of other physical collateral including business assets (stock and inventory, plant and machinery, equipment), project assets, intangible assets which provide a future cashflow and real value, commodities, vehicles, rail stock, aircraft, ships and receivables (not purchased).

•
Guarantees: third party guarantees are taken from banks, government entities, export credit agencies, and corporate entities. The RBS Group’s recovery value estimation methodology is sensitive to the variations in the credit quality of guarantors. Standby letters of credit are also given value in LGD models. Conditional guarantees are accepted, in accordance with internal requirements, and are included as appropriate in PD and LGD estimates (e.g. small firms loan guarantee schemes, completion guarantees). Personal guarantees are considered in the normal credit process where there is a charge over specific assets. While personal guarantees may be called for and are always accepted, no value is given to unsupported personal guarantees in any credit models.

•
Credit derivatives: credit derivative activity is conducted through designated units within GBM to ensure consistency and appropriate control. RBS Group policies are designed to ensure that the credit protection is appropriate to support offset for an underlying trading book asset or improvement to the LGD of a banking book asset. Within the banking book, credit derivatives are used as risk and capital management tools. The principal counterparties are banks, investment firms and other market participants, with the majority subject to collateralisation under a credit support annex. In accordance with internal policy, stress testing is conducted on the counterparty credit risk created by the purchase of credit protection.

•	Minimum standards (for example loan to value, legal certainty) are ensured through the policy framework.

Credit risk assets (audited)
Credit risk assets consist of loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types. The RBS Group uses a series of models to measure the size of its exposure to credit risk and to calculate expected EAD in both its trading and banking books. In so doing, the RBS Group recognises the effects of credit risk mitigation that reduces potential loss.

Credit concentration risk (including country risk) (audited)
The RBS Group defines three key areas of concentration in credit risk that are monitored, reported and managed at RBS Group and divisional levels. These are single name concentration, industry/sector and country risk.

The RBS Group has a series of quantitative and qualitative controls in place to limit the amount of concentration risk in credit portfolios. A threshold is set on the aggregate LGD to a single customer group above which approval is required from the RBS Group’s most senior credit committee, the Advances Committee.

During the year work progressed on an enhancement of the frameworks for managing single name and sector concentrations. These enhancements are planned to be fully implemented in 2009 to improve the identification and management of concentrations in the portfolio through the introduction of additional parameters and increased scrutiny of concentration limit excesses.

A stress testing framework, Correlated Exposure Loss Testing, assesses the impact on the RBS Group’s impairment charge of non-systemic events that affect groups of inter-related sectors in order to limit the impact of these scenarios to within defined tolerances.

Country risk arises from sovereign events (e.g. default or restructuring); economic events (e.g. contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (e.g. convertibility restrictions and expropriation or nationalisation) and natural disaster or conflict. Losses are broadly defined and include credit, market, liquidity, operational and franchise risk related losses. It is the RBS Group’s policy to monitor and control country risk exposures and to avoid excessive concentrations.

The RBS Group’s appetite is expressed by a matrix of limits by country risk grade and is approved by GEMC. The RBS Group’s exposure is managed and measured within this appetite by the Group Country Risk Management Committee (GCRMC), that has delegated authority from the GRC to manage country risk and agree related policy. Membership of GCRMC comprises the Group Chief Credit Officer, Heads of Credit and business representatives from those divisions with material country risk exposures. GCRMC sets limits for each country based on a risk assessment taking into account the RBS Group’s franchise and business mix in that country. Additional limitations on product types with higher loss potential and longer tenor transactions, for example – may be established depending on the country outlook and business strategy. A country watch list framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

Global Restructuring Group (GRG) (audited)
GRG was formed in 2008, tasked with managing the RBS Group’s problem and potential problem exposures to help rejuvenate and restore customers to profitable business. This may include assisting with the restructuring of their businesses and/or renegotiation.

GRG brings together previously disparate functions across the RBS Group. Its primary function is to work closely with the Group’s customer facing businesses to support the proactive management of any problem lending. This is based on a clear process (watch listing) which requires the transfer of problem credits to GRG. GRG reports to the Group Chief Risk Officer.

Given the current economic outlook, it is particularly important that potential problems are identified early and referred to GRG as the RBS Group’s past experience has shown that the sooner specialists in restructuring are engaged, the greater the likelihood of a successful outcome. Early identification of potential problems therefore has a benefit to the borrower as well as to the RBS Group.

GRG is structured with specialist teams focused on: large corporate cases (higher value, multiple lenders); small/mid size business cases (lower value, bilateral relationships); and recovery/litigations. Given the negative trends in the portfolio in 2008, the size of GRG has grown substantially and further investment in staffing is expected in 2009.

Originating business units liaise with GRG upon the emergence of a potentially negative event or trend that may impact a borrowers’ ability to service its debt. This may be a significant deterioration in some aspect of the borrowers’ activity, such as trading, where a breach of covenant is likely or where a borrower has missed or is expected to miss a material contractual payment to the RBS Group or another creditor.

On transfer of  a relationship to GRG a strategy is devised to:

•	Work with the borrower to facilitate changes that will maximise the potential for turnaround of their situation and return them to profitability.

•	Define the RBS Group’s role in the turnaround situation and assess the risk/return dimension of the RBS Group’s participation.

•	Return customers to the originating business unit in a sound and stable condition or, if such recovery can not be achieved, avoid additional losses and maximise recoveries.

•	Ensure key lessons learned are fed back into origination policies and procedures.

At the start of 2008, the volume and value of cases managed by GRG was low relative to historic levels. During the year, the rate of transfer of cases to GRG accelerated sharply. Cases originated from all divisions and across most sectors although the rate of value growth was sharply higher due to the transfer of a number of high value cases from GBM. Commercial property cases made up a significant proportion of transfers from all divisions.

Retail collections and recoveries (audited)
There are collections and recoveries functions in each of the four regional markets. Their role is to provide support and assistance to customers who are currently experiencing difficulties meeting their financial obligations.

Where possible, the aim of collections and recoveries teams is to return the customer to a satisfactory position, by working with them to restructure their finances and/or business. If this is not possible, the team has the objective of reducing the loss to the RBS Group.

There have been material increases in staffing levels in all collections functions to manage the increase in the number of customers in financial difficulty. In the UK and Ireland, there is a common collection and recovery operational model managed by Group Manufacturing. During 2008, there was significant investment in systems development and staff training to make collections activity more efficient and effective.

In the UK there have been several initiatives to ensure fair and appropriate treatment of customers experiencing difficulties. For mortgage customers the RBS Group will not initiate repossession proceedings for at least six months after arrears are evident. Preventative measures have also been a key focus throughout 2008, and as a result, the RBS Group has announced the introduction of over 1,000 dedicated Money Sense advisers in its branch network who will provide free financial counselling to both customers and non-customers. The RBS Group has also implemented a programme to proactively contact customers who exhibit early signs of financial stress but are not yet in Collections to offer them assistance in managing their finances more effectively.

Credit risk asset quality (audited)
Internal reporting and oversight of risk assets is principally differentiated by credit grades. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the RBS Group map to both a RBS Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across disparate portfolios. Accordingly, measurement of risk is easily aggregated and can be reported at increasing levels of granularity depending on audience and business need.

The RBS Group has adopted, as part of the move to Basel II, a new master grading scale for wholesale exposures which comprises 27 grades. These in turn map to ten asset quality (AQ) bands used for both wholesale and retail exposures. This replaced the less granular AQ1-5 bands used prior to 2008.

The relationship between these measures is shown below (unaudited).

	PD Range		New AQ1-	Old AQ1-5
Master grading scale	Lower	Upper	10 bands	bands
1	0%	0.006%
2	0.006%	0.012%
3	0.012%	0.017%	AQ1
4	0.017%	0.024%
5	0.024%	0.034%		AQ1
6	0.034%	0.048%	AQ2
7	0.048%	0.067%	AQ3
8	0.067%	0.095%
9	0.095%	0.135%
10	0.135%	0.190%	AQ4
11	0.190%	0.269%

12	0.269%	0.381%		AQ2
13	0.381%	0.538%
14	0.538%	0.761%	AQ5
15	0.761%	1.076%		AQ3
16	1.076%	1.522%	AQ6
17	1.522%	2.153%		AQ4
18	2.153%	3.044%

19	3.044%	4.305%	AQ7
20	4.305%	6.089%
21	6.089%	8.611%
22	8.611%	12.177%	AQ8
23	12.177%	17.222%		AQ5
24	17.222%	24.355%
25	24.355%	34.443%	AQ9
26	34.443%	100%
27	100%	100%	AQ10

Asset grades (unaudited)
Expressed as an annual probability of default, the upper and lower boundaries and the midpoint for each of these RBS Group level asset quality grades are as follows:

								Annual probability of default
Asset quality								Minimum	Midpoint	Maximum
grade								%	%	%
AQ1								0.00	0.10	0.20
AQ2								0.21	0.40	0.60
AQ3								0.61	1.05	1.50
AQ4								1.51	3.25	5.00
AQ5								5.01	52.50	100.00
The following table provides an analysis of the credit quality of financial assets by the RBS Group’s internal credit ratings (audited).

	NatWest Group
						Balances
						with Group	Accruing	Non-	Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	companies	past due	accrual	provision	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances
at central banks	1,285	—	—	—	—	—	—	—	—	1,285
Loans and advances
to banks (1)	9,866	25	27	20	4	54,185	—	2	(2)	64,127
Loans and advances
to customers	29,372	25,965	44,832	28,630	20,200	40,970	5,152	6,070	(2,924)	198,267
Debt securities	35,660	—	55	145	133	—	—	—	—	35,993
Settlement balances	922	36	8	132	—	—	3,019	—	—	4,117
Derivatives	1,249	581	896	384	130	5,655	—	—	—	8,895
Other financial instruments	32	—	—	—	—	—	—	—	—	32
	78,386	26,607	45,818	29,311	20,467	100,810	8,171	6,072	(2,926)	312,716

Commitments	18,755	11,770	16,725	10,938	9,898	10	—	—	—	68,096
Contingent liabilities	2,664	928	921	512	238	—	—	—	—	5,263
Total off-balance sheet	21,419	12,698	17,646	11,450	10,136	10	—	—	—	73,359

2007
Cash and balances
at central banks	1,363	—	—	—	—	—	—	—	—	1,363
Loans and advances
to banks (1)	13,309	492	146	23	2	55,181	—	2	(2)	69,153
Loans and advances
to customers	31,716	21,636	61,593	22,471	10,485	36,792	3,324	3,297	(2,338)	188,976
Debt securities	36,898	765	133	31	110	—	—	—	—	37,937
Settlement balances	1,376	9	202	32	29	—	1,052	—	—	2,700
Derivatives	1,443	198	162	41	16	1,715	—	—	—	3,575
Other financial instruments	19	—	—	—	—	—	—	—	—	19
	86,124	23,100	62,236	22,598	10,642	93,688	4,376	3,299	(2,340)	303,723

Commitments	16,363	22,106	21,931	10,321	5,615	—	—	—	—	76,336
Contingent liabilities	1,708	1,357	1,680	383	217	—	—	—	—	5,345
Total off-balance sheet	18,071	23,463	23,611	10,704	5,832	—	—	—	—	81,681

Note:
(1) Excluding items in the course of  collection of  £2,107 million (2007 – £2,296 million).

	Bank
						Balances
						with Group	Accruing	Non-	Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	companies	past due	accrual	provision	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances
at central banks	838	—	—	—	—	—	—	—	—	838
Loans and advances
to banks (1)	1,519	24	—	7	—	19,574	—	—	—	21,124
Loans and advances
to customers	11,407	9,409	26,210	17,024	12,333	45,062	2,216	3,135	(2,103)	124,693
Debt securities	41	—	—	—	—	—	—	—	—	41
Derivatives	872	485	494	263	112	2,671	—	—	—	4,897
	14,677	9,918	26,704	17,294	12,445	67,307	2,216	3,135	(2,103)	151,593

Commitments	9,506	9,505	12,257	8,917	8,553	37	—	—	—	48,775
Contingent liabilities	2,271	657	577	268	99	—	—	—	—	3,872
Total off-balance sheet	11,777	10,162	12,834	9,185	8,652	37	—	—	—	52,647

2007
Cash and balances
at central banks	1,006	—	—	—	—	—	—	—	—	1,006
Loans and advances
to banks (1)	968	268	146	23	—	23,685	—	—	—	25,090
Loans and advances
to customers	11,165	16,147	26,468	12,000	8,423	38,930	1,786	2,634	(1,921)	115,632
Debt securities	31	—	—	—	—	—	—	—	—	31
Derivatives	321	171	144	31	16	905	—	—	—	1,588
	13,491	16,586	26,758	12,054	8,439	63,520	1,786	2,634	(1,921)	143,347

Commitments	11,769	19,930	13,477	6,471	3,682	193	—	—	—	55,522
Contingent liabilities	1,181	1,282	1,035	262	192	—	—	—	—	3,952
Total off-balance sheet	12,950	21,212	14,512	6,733	3,874	193	—	—	—	59,474

Note:
(1) Excluding items in the course of  collection of  £2,022 million (2007 – £2,206 million).

Industry risk – geographical analysis (audited)
The following table analyses financial assets by location of  office and industry type.

	NatWest Group
2008	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Other(1) £m	Total £m	Netting offset(2) £m
UK
Central and local government	2,285	1,400	—	—	3,685	1,284
Manufacturing	6,174	—	380	—	6,554	1,891
Construction	6,451	—	57	—	6,508	1,079
Finance	85,411	1,139	3,298	—	89,848	223
Service industry and business activities	27,395	—	637	—	28,032	5,068
Agriculture, forestry and fishing	2,225	—	11	—	2,236	15
Property	27,638	23	563	—	28,224	593
Individuals:
Home mortgages	4,003	—	9	—	4,012	—
Other	17,386	—	—	—	17,386	—
Finance leases and instalment credit	274	—	—	—	274	—
Interest accruals	347	—	—	—	347	—
Total UK	179,589	2,562	4,955	—	187,106	10,153

US
Central and local government	—	5,595	—	30	5,625	—
Manufacturing	—	58	—	—	58	—
Construction	—	60	—	—	60	—
Finance	22,098	26,243	1,589	3,998	53,928	1,612
Service industry and business activities	387	634	—	—	1,021	—
Property	318	7	—	—	325	—
Individuals:
Home mortgages	261	—	—	—	261	—
Other	8	—	—	—	8	—
Interest accruals	11	191	—	—	202	—
Total US	23,083	32,788	1,589	4,028	61,488	1,612

Europe
Central and local government	95	1,335	—	5	1,435	—
Manufacturing	2,097	1	31	—	2,129	—
Construction	3,307	—	57	—	3,364	—
Finance	5,721	408	1,780	110	8,019	—
Service industry and business activities	8,570	25	136	1	8,732	—
Agriculture, forestry and fishing	1,093	1	1	—	1,095	—
Property	12,649	—	299	—	12,948	—
Individuals:
Home mortgages	23,001	—	—	—	23,001	—
Other	3,594	—	19	—	3,613	—
Finance leases and instalment credit	12	—	—	—	12	—
Interest accruals	187	—	—	—	187	—
Total Europe	60,326	1,770	2,323	116	64,535	—

Rest of the World
Central and local government		9	—	—	9	—
Finance	2,963	—	28	5	2,996	—
Service industry and business activities		—	—	—	—	—
Individuals:
Other	1,463	—	—	—	1,463	—
Interest accruals	3	—	—	—	3	—
Total Rest of the World	4,429	9	28	5	4,471	—

	NatWest Group
2008	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Other(1) £m	Total £m	Netting offset (2) £m
Total
Central and local government	2,380	8,339	—	35	10,754	1,284
Manufacturing	8,271	59	411	—	8,741	1,891
Construction	9,758	60	114	—	9,932	1,079
Finance	116,193	27,790	6,695	4,113	154,791	1,835
Service industry and business activities	36,352	659	773	1	37,785	5,068
Agriculture, forestry and fishing	3,318	1	12	—	3,331	15
Property	40,605	30	862	—	41,497	593
Individuals:
Home mortgages	27,265	—	9	—	27,274	—
Other	22,451	—	19	—	22,470	—
Finance leases and instalment credit	286	—	—	—	286	—
Interest accruals	548	191	—	—	739	—
	267,427	37,129	8,895	4,149	317,600	11,765

Notes:

(1)	Includes settlement balances of £4,117 million.

(2)
This column shows the amount by which the NatWest Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the NatWest Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the NatWest Group holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Industry risk – geographical analysis (audited) continued

	NatWest Group
2007	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Other(1) £m	Total £m	Netting offset(2) £m
UK
Central and local government	2,067	1,341	—	—	3,408	1,144
Manufacturing	6,737	2	101	—	6,840	2,256
Construction	6,147	—	25	—	6,172	917
Finance	73,279	1,571	1,216	—	76,066	368
Service industry and business activities	27,051	2	184	—	27,237	4,546
Agriculture, forestry and fishing	1,733	1	2	—	1,736	18
Property	24,211	26	103	—	24,340	1,445
Individuals:
Home mortgages	3,565	—	2	—	3,567	—
Other	16,486	—	—	—	16,486	2
Finance leases and instalment credit	310	—	—	—	310	—
Interest accruals	470	—	—	—	470	—
Total UK	162,056	2,943	1,633	—	166,632	10,696

US
Central and local government	—	7,050	—	212	7,262	—
Manufacturing	—	112	—	—	112	—
Construction	—	48	—	—	48	—
Finance	41,858	26,046	577	2,478	70,959	2,485
Service industry and business activities	16	823	1	1	841	1
Property	1,975	—	—	—	1,975	—
Individuals:
Home mortgages	967	—	—	—	967	—
Other	9	—	—	—	9	—
Interest accruals	224	241	—	—	465	2
Total US	45,049	34,320	578	2,691	82,638	2,488

Europe
Central and local government	104	959	—	—	1,063	—
Manufacturing	1,803	—	—	—	1,803	—
Construction	2,860	—	—	—	2,860	—
Finance	11,381	780	1,336	28	13,525	—
Service industry and business activities	6,123	—	8	—	6,131	16
Agriculture, forestry and fishing	587	—	—	—	587	—
Property	8,028	15	—	—	8,043	—
Individuals:
Home mortgages	16,201	18	—	—	16,219	—
Other	4,892	—	—	—	4,892	—
Finance leases and instalment credit	43	—	—	—	43	—
Interest accruals	177	—	—	—	177	—
Total Europe	52,199	1,772	1,344	28	55,343	16

Rest of the World
Central and local government	—	1	—	—	1	—
Finance	2,114	12	20	—	2,146	—
Service industry and business activities	—	1	—	—	1	—
Individuals:
Home mortgages	197	—	—	—	197	—
Other	1,147	—	—	—	1,147	—
Interest accruals	3	—	—	—	3	—
Total Rest of the World	3,461	14	20	—	3,495	—

	NatWest Group
2007	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Other(1) £m	Total £m	Netting offset (2) £m
Total
Central and local government	2,171	9,351	—	212	11,734	1,144
Manufacturing	8,540	114	101	—	8,755	2,256
Construction	9,007	48	25	—	9,080	917
Finance	128,632	28,409	3,149	2,506	162,696	2,853
Service industry and business activities	33,190	826	193	1	34,210	4,563
Agriculture, forestry and fishing	2,320	1	2	—	2,323	18
Property	34,214	41	103	—	34,358	1,445
Individuals:
Home mortgages	20,930	18	2	—	20,950	—
Other	22,534	—	—	—	22,534	2
Finance leases and instalment credit	353	—	—	—	353	—
Interest accruals	874	241	—	—	1,115	2
	262,765	39,049	3,575	2,719	308,108	13,200

Notes:

(1)	Includes settlement balances of £2,700 million.

(2)
This column shows the amount by which the NatWest Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the NatWest Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the NatWest Group holds collateral in respect of individual loans and advances to banks and to customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Industry risk – geographical analysis (audited) continued

	Bank
2008	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Total £m	Netting offset (1) £m
UK
Central and local government	2,281	—	—	2,281	1,284
Manufacturing	5,859	—	376	6,235	1,891
Construction	5,187	—	54	5,241	1,079
Finance	68,193	47	3,259	71,499	223
Service industry and business activities	26,236	—	625	26,861	5,068
Agriculture, forestry and fishing	1,911	—	11	1,922	15
Property	23,718	—	563	24,281	593
Individuals:
Home mortgages	19	—	9	28	—
Other	14,661	—	—	14,661	—
Finance lease and instalment credit	26	—	—	26	—
Interest accruals	351	—	—	351	—
Total UK	148,442	47	4,897	153,386	10,153

Total US – Finance	38	—	—	38	—

Europe
Finance	1,457	—	—	1,457	—
Interest accruals	5	—	—	5	—
Total Europe	1,462	—	—	1,462	—

Total
Central and local government	2,281	—	—	2,281	1,284
Manufacturing	5,859	—	376	6,235	1,891
Construction	5,187	—	54	5,241	1,079
Finance	69,688	47	3,259	72,994	223
Service industry and business activities	26,236	—	625	26,861	5,068
Agriculture, forestry and fishing	1,911	—	11	1,922	15
Property	23,718	—	563	24,281	593
Individuals:
Home mortgages	19	—	9	28	—
Other	14,661	—	—	14,661	—
Finance lease and instalment credit	26	—	—	26	—
Interest accruals	356	—	—	356	—
	149,942	47	4,897	154,886	10,153

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

	Bank
2007	Loans and advances to banks and customers £m	Debt securities and equity shares £m	Derivatives £m	Total £m	Netting offset (1) £m
UK
Central and local government	2,066	—	—	2,066	1,144
Manufacturing	6,472	—	101	6,573	2,256
Construction	4,720	—	25	4,745	917
Finance	59,312	48	1,174	60,534	368
Service industry and business activities	25,948	1	181	26,130	4,546
Agriculture, forestry and fishing	1,445	—	2	1,447	18
Property	20,568	—	103	20,671	1,445
Individuals:
Home mortgages	26	—	2	28	—
Other	14,527	—	—	14,527	2
Finance lease and instalment credit	13	—	—	13	—
Interest accruals	402	—	—	402	—
Total UK	135,499	49	1,588	137,136	10,696

Total US – Finance	5,867	—	—	5,867	—

Total Europe – Finance	3,035	—	—	3,035	—

Total Rest of the World – Finance	448	—	—	448	—

Total
Central and local government	2,066	—	—	2,066	1,144
Manufacturing	6,472	—	101	6,573	2,256
Construction	4,720	—	25	4,745	917
Finance	68,662	48	1,174	69,884	368
Service industry and business activities	25,948	1	181	26,130	4,546
Agriculture, forestry and fishing	1,445	—	2	1,447	18
Property	20,568	—	103	20,671	1,445
Individuals:
Home mortgages	26	—	2	28	—
Other	14,527	—	—	14,527	2
Finance lease and instalment credit	13	—	—	13	—
Interest accruals	402	—	—	402	—
	144,849	49	1,588	146,486	10,696

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

Risk elements in lending and potential problem loans (audited)

The table below sets out NatWest Group’s loans that are classified as REIL and PPL.
	Natwest Group
	2008	2007
	£m	£m
Non-accrual loans (1)	6,072	3,299
Accrual loans past due 90 days (2)	1,000	89
Total REIL	7,072	3,388
PPL (3)	127	17
Total REIL and PPL	7,199	3,405
REIL and PPL as % of customer loans and advances – gross (4)	3.67%	1.94%
The sub-categories of REIL and PPL are calculated as described in notes 1 to 3 below.

Notes:

(1)	All loans against which an impairment provision is held are reported in the non-accrual category.
(2)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

(4)	Gross of provisions and excluding reverse repurchase agreements.

Impairment (audited)
The RBS Group classifies impaired assets as either Risk Elements in Lending (REIL) or Potential Problem Loans (PPL). REIL represents non-accrual loans, loans that are accruing but are past due 90 days and restructured loans. PPL represents impaired assets which are not included in REIL but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross of the value of any security held, which could reduce the eventual loss should it occur, and gross of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against reported impaired balance. The analyses of risk elements and impairment charges as discussed below form a key part of the data provided to senior management on the credit performance of the RBS Group’s portfolios.

Impairment loss provision methodology (audited)
Provisions for impairment losses are assessed under three categories:

•
Individually assessed provisions: provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor and collateral held after being stressed for downside risk. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

•
Collectively assessed provisions: provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

•
Latent loss provisions: provisions held against the estimated impairment in the performing portfolio which have yet to be identified as at the balance sheet date. To assess the latent loss within the portfolios, the RBS Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Provision analysis (audited)
The RBS Group’s consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis by experienced specialists with input from professional valuers and accountants. The RBS Group operates a clear provisions governance framework which sets thresholds whereby suitable oversight and challenge is undertaken and significant cases will be presented to a committee chaired by the Group Chief Executive or the Group Finance Director.

Impairment charge (audited)
The following table shows total impairment losses charged to the income statement.

	Natwest Group
	2008	2007
	£m	£m
New impairment losses	1,424	943
less: recoveries of amounts previously written-off	(62)	(94)
Charge to income statement	1,362	849

Comprising:
Loan impairment losses	1,351	848
Impairment losses on available-for-sale securities	11	1
Charge to income statement	1,362	849

Analysis of  loan impairment charge (audited)
	Natwest Group
	2008	2007
	£m	£m
Latent loss impairment charge	22	20
Collectively assessed impairment charge	899	749
Individually assessed impairment charge	430	79
Charge to income statement	1,351	848

Charge as a % of customer loans and advances – gross (1)	0.69%	0.48%

Note:
(1) Gross of  provisions and excluding reverse repurchase agreements.

Analysis of  loan impairment provisions (audited)

	Natwest Group
	2008	2007
	£m	£m
Latent loss provisions	280	257
Collectively assessed provisions	2,009	1,787
Individually assessed provisions	635	294
Total provisions (1)	2,924	2,338

Total provision as a % of customer loans and advances – gross (2)	1.49%	1.33%

Notes:
(1) Excludes provisions against loans and advances to banks of £2 million (2007 – £2 million).
(2) Gross of provisions and excluding reverse repurchase agreements.

Provisions coverage (audited)
NatWest Group’s provision coverage ratios are shown in the table below.

	Natwest Group
	2008	2007
	£m	£m
Total provision expressed as a:
% of REIL	41%	69%
% of REIL and PPL	41%	69%

The coverage ratio of closing provisions to REIL and PPL decreased from 69% to 41% during 2008. The lower coverage ratio reflects amounts written-off and the changing mix from unsecured to secured exposures.

Movement in loan impairment provisions (audited)
The following tables show the movement in the provision for impairment losses for loans and advances.

	NatWest Group
	Individually	Collectively		Total
	assessed	assessed	Latent	2008	2007
	£m	£m	£m	£m	£m
At 1 January	296	1,787	257	2,340	2,061
Currency translation and other adjustments	65	(1)	1	65	41
Amounts written-off	(141)	(651)	—	(792)	(617)
Recoveries of amounts previously written-off	10	52	—	62	94
Charged to the income statement	430	899	22	1,351	848
Unwind of discount	(23)	(77)	—	(100)	(87)
At 31 December (1)	637	2,009	280	2,926	2,340

Note:
(1)   The provision for impairment losses at 31 December 2008 include £2 million relating to loans and advances to banks (2007 – £2 million).

Liquidity risk (audited)
The RBS Group’s liquidity policy is designed to ensure that the RBS Group can at all times meet its obligations as they fall due.

Liquidity management within the RBS Group addresses the overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from exposure to undrawn commitments and other contingent obligations. The management of liquidity risk within the RBS Group is undertaken within a formal governance structure. The Group Board of Directors oversees the liquidity risk appetite and strategy of the RBS Group; the Group Executive Management Committee reviews the key liquidity metrics and trends in the context of the RBS Group’s overall risk profile; the Group Asset and Liability Management Committee (GALCO), chaired by the Group Finance Director and including the chief executives of the business divisions as well as the Group Treasurer, Group Chief Risk Officer and heads of other relevant RBS Group functions, sets explicit metrics across a number of asset and liability targets and these are cascaded to the business and monitored by the Group Treasury and risk functions.

Group Treasury has overall responsibility for the daily monitoring and control of the RBS Group’s liquidity and funding positions. The Liquidity Managers’ Forum is chaired and directed by the Group Treasurer with membership including the Head of Short Term Markets and Financing, GBM. The forum typically meets weekly with more frequent, ad hoc, meetings as necessary. There are Regional and Country ALCOs that oversee RBS Group policy in our business in Europe, Asia and the Americas. The RBS Group is divided into Liquidity Reporting Units each of which is required to have its own liquidity limits and contingency funding plan. In addition, all subsidiaries and branches outside the UK are required to comply with local regulatory liquidity requirements and are subject to Group Treasury oversight.

Management of  term structure
The RBS Group evaluates on a regular basis its structural liquidity risk and applies a variety of balance sheet management and term funding strategies to maintain this risk within its normal policy parameters. The degree of maturity mismatch within the overall long-term structure of the RBS Group’s assets and liabilities is managed within internal policy guidelines, aimed at ensuring term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the RBS Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities.

Daily management
The primary focus of the daily management activity is to ensure access to sufficient liquidity to meet cash flow obligations within key time horizons, in particular out to one month ahead. The short-term maturity structure of the RBS Group’s liabilities and assets is managed daily to ensure that all material or potential cash flow obligations, arising from undrawn commitments and other contingent obligations can be met. Potential sources include cash inflows from maturing assets, new borrowings or the sale of various debt securities held (after allowing for appropriate haircuts). Short-term liquidity risk is generally managed on a consolidated basis with liquidity mismatch limits in place for subsidiaries and non-UK branches which have material local treasury activities, thereby assuring that the daily maintenance of the RBS Group’s overall liquidity risk position is not compromised.

Stress testing
The RBS Group performs stress tests to simulate how events may impact its funding and liquidity capabilities. Such tests inform the overall balance sheet structure and help define suitable limits for control of the risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. The form and content of stress tests are updated where required as market conditions evolve.

Contingency planning
Contingency funding plans have been developed to anticipate and respond to approaching or actual material deterioration in market conditions. The RBS Group reviews its contingency plans in the light of evolving market conditions. The contingency funding plan covers: the available sources of contingent funding to supplement cash flow shortages; the lead times to obtain such funding; the roles and responsibilities of those involved in the contingency plans, including the communication lines for escalation of events which give rise to liquidity stress; assumptions, including the expected change impact of market conditions; and the ability and circumstances within which the RBS Group accesses central bank liquidity.

Liquidity management in 2008 (audited)
The amount of  unsecured wholesale funding represented by bank funding and debt securities increased from £53 billion in December 2007 to £59 billion in December 2008. The gap between customer loans and customer deposits increased over this period from £0.5 billion to £20 billion. The market disruption during 2008 had a marked effect on the NatWest Group’s liquidity and funding which was at its most acute in the autumn of 2008 following the collapse of Lehman Brothers. During that period, the NatWest Group’s credit ratings were downgraded constraining both access to and tenor of wholesale funding and there was an outflow of customer deposits. The effective closure of the term funding markets and sharp reduction in the quantity and maturity of short term bank funding had profound consequences for the NatWest Group.

Whilst the NatWest Group’s customer funding sources remain well diversified and its retail franchise proved resilient, the availability of longer term funding diminished. The NatWest Group therefore increased its shorter term wholesale funding exposure, increased its access to central bank funding and issued government guaranteed debt to fund the balance sheet. The government schemes have enabled the mitigation of the financial crisis as the NatWest Group rebalances its asset and liability structure.

An analysis of NatWest Group’s funding is set out below.

	NatWest Group
Sources of funding	2008 £m	%	2007 £m	%
Customer accounts (excluding repos)
Repayable on demand	128,680	42	119,811	40
Time deposits	47,719	16	55,469	18
Total customer accounts (excluding repos)	176,399	58	175,280	58
Debt securities in issue over one year
remaining maturity	8,848	3	10,494	3
Subordinated liabilities	10,099	3	5,932	2
Owners’ equity	12,135	4	10,788	4
Total customer accounts and long term funds	207,481	68	202,494	67
Repo agreements with customers	23,985	8	30,239	10
Repo agreements with banks	12,027	4	13,139	5
Total customer accounts, long term funds
and collateralised borrowing	243,493	80	245,872	82
Debt securities in issue up to one year
remaining maturity	8,364	3	10,429	3
Deposits by banks (excluding repos)	41,606	13	31,722	11
Short positions	11,241	4	12,437	4
Total	304,704	100	300,460	100

Customer accounts – the principal source of funds for NatWest Group is its core customer deposits gathered by its retail banking, private client, corporate and SME franchises. The underlying strength of the franchise is demonstrated by the performance of the NatWest Group in these markets. NatWest Group is a net provider of funds to other companies in the RBS Group. Customer accounts increased from £175 billion in December 2007 to £176 billion at the end of December 2008. There was a fluctuation in balances at the height of the market disruption in October 2008 but this was recovered by the year end. NatWest Group’s multi-brand offering and strong client focus is a key part of the funding strategy and continues to benefit NatWest Group’s funding position.

Repo agreements are borrowings collateralised by a range of debt securities and other assets undertaken with a range of corporate and institutional customers and banks. These reduced in the course of 2008 as NatWest Group took strategic actions and wholesale markets retrenched.

Short positions in various securities are held primarily by GBM.

Debt securities in issue over one year, subordinated liabilities and equity during 2008, the debt markets saw reduced activity, in both the term and the securitisation markets. The maturity profile of debt securities is predominantly concentrated under one year and this is a source of refinancing risk in the coming twelve months.

Short term debt and bank deposits – NatWest Group saw considerable pressure and risk aversion in the short term debt and bank deposit markets. In order to relieve funding shortages in the market, central banks across the world allowed banks to pledge assets to access funding. NatWest Group has used central bank schemes to support its funding and pledged assets into several of these schemes in a number of countries in which it operates. NatWest Group has set up a series of initiatives to improve the liquidity value of its assets to assist in relieving funding pressures.

Undrawn commitments – NatWest Group provides undrawn commitments to both its corporate and personal customers in the form of products such as overdrafts and credit card facilities. The commitments portfolio is well diversified in terms of customers, geography and business type. The total amount of the NatWest Group’s undrawn commitments at the end of 2008 was £67 billion.

Balance sheet (audited)
The following tables show the contractual undiscounted cash flows receivable and payable on financial assets and liabilities up to a period of 20 years including future payments of interest.

On balance sheet assets by contractual maturity

	NatWest Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	1,283	—	—	—	2	—
Loans and advances to banks	48,352	4,334	1,436	684	182	8
Loans and advances to customers	76,398	22,619	30,507	23,987	36,861	39,120
Debt securities	525	549	2,017	470	406	61
Settlement balances	4,117	—	—	—	—	—
Other financial assets	2	—	—	10	20	—
	130,677	27,502	33,960	25,151	37,471	39,189

On balance sheet liabilities by contractual maturity

	NatWest Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Deposits by banks	25,194	3,198	2,046	509	319	4
Customer accounts	171,888	4,319	2,498	1,540	153	24
Debt securities in issue	8,482	3,131	1,185	1,105	445	742
Subordinated liabilities	227	1,536	2,257	824	3,869	2,468
Other financial liabilities	2,382	—	—	—	4	—
	208,173	12,184	7,986	3,978	4,790	3,238

Other contractual cash obligations
The table below summarises the NatWest Group’s other contractual cash obligations by payment date.

	NatWest Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Operating leases	29	85	217	193	368	570
Contractual obligations to purchase goods or services	9	25	7	—	—	—
	38	110	224	193	368	570

2007
Operating leases	27	81	189	173	354	663
Contractual obligations to purchase goods or services	23	88	3	—	—	—
	50	169	192	173	354	663

			Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Operating leases	21	59	151	135	269	432

2007
Operating leases	20	59	146	137	278	525

Undrawn formal facilities, credit lines and other commitments to lend were £67,387 million (2007 – £76,116 million) for the NatWest Group and £48,148 million (2007 – £55,411 million) for the Bank. While Natwest Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The tables above show the timing of cash inflows and outflows to settle financial assets and liabilities. They have been prepared on the following basis:

Financial assets have been reflected in the time band of the latest date on which they could be repaid unless earlier repayment can be demanded by the reporting entity; financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial asset or liability is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the latest date on which it can repay regardless of early repayment whereas the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the NatWest Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayment of assets and liabilities are linked, the repayment of assets in securitisations are shown on the earliest date that the asset can be prepaid as this is the basis used for liabilities.

Assets and liabilities with a contractual maturity of greater than 20 years – the principal amounts of financial assets and liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading assets and liabilities – held-for-trading assets and liabilities amounting to £55.7 billion (assets) and £63.8 billion (liabilities) have been excluded from the NatWest Group table in view of their short term nature.

This contractual analysis highlights the maturity transformation of the balance sheet that is fundamental to the structure of banking. In practice, this is not a reflection of the actual behaviour of assets or liabilities. In particular the customer funding of the balance sheet exhibits much greater stability and maturity than the tables indicate. This is because the funding franchise of the NatWest Group is diversified across an extensive retail network.

Regulatory environment (audited)
The RBS Group is subject to the FSA’s liquidity regime, whilst overseas subsidiaries and branches are subject to local regimes.

Sterling liquidity
The FSA requires the RBS Group, on a consolidated basis, to maintain daily a minimum ratio of 100% between:

•	a stock of qualifying high quality liquid assets (primarily UK and EU government securities, treasury bills and cash held in branches); and

•
the sum of: sterling wholesale net outflows contractually due within five working days (offset up to a limit of 50%, by 85% of sterling certificates of deposit held which mature beyond five working days); and 5% of retail deposits with a residual contractual maturity of five working days or less. The FSA also sets an absolute minimum level for the stock of qualifying liquid assets that the RBS Group is required to maintain each day.

Given the developments in 2008 the FSA has published new proposals for liquidity management (CP08/22) to replace the current regulatory framework. The FSA is proposing a major overhaul of liquidity risk regulation that will include:

•	Improved systems and controls including governance standards, pricing, intra day systems and collateral management.

•	Individual liquid assessments that will include mandatory scenarios and an analysis of principal liquidity exposure factors.

•	Reporting standards improved both in scope and frequency by enhanced mismatch reporting.

Market risk (audited)
Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. Market risk is actively managed and aligned with the RBS Group’s risk appetite. Market conditions were difficult throughout 2008 with significant volatility and write-downs across markets and portfolios. The RBS Group manages market risk in the trading and non-trading (treasury) portfolios using the market risk management framework. The framework includes value-at-risk (VaR) limits, backtesting, stress testing, scenario analysis, position/sensitivity analysis and model validation. The focus through 2008 has been on overhauling and reviewing the market risk limits for trading book activities, reflecting market performance and events.

Measurement (audited)
A number of techniques are used to calculate the RBS Group’s exposure to market risk, including VaR, sensitivity analysis and stress testing. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the RBS Group’s VaR assumes a time horizon of one trading day and a confidence level of 95%. The trading book market risk is calculated using VaR at a confidence level of 99% and a time horizon of ten trading days. From 2009, the RBS Group is adopting 99% confidence limits, in line with industry practice.

The RBS Group calculates VaR using historical simulation models but does not make any assumption about the nature or type of underlying loss distribution. The methodology uses the previous 500 trading days of market data and calculates both general market risk (i.e. the risk due to movement in general market benchmarks) and idiosyncratic market risk (i.e. the risk due to movements in the value of securities by reference to specific issuers). All VaR models have limitations, which include:

•
Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

Traded portfolios (audited)
The primary focus of the RBS Group’s trading activities is client facilitation. The RBS Group also undertakes:

•	Market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes.

•	Arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections.

•
Proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. Financial instruments held in the RBS Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The RBS Group participates in exchange traded and over the counter (OTC) derivatives markets. The RBS Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of  exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement. The RBS Group also buys and sells financial instruments that are traded OTC, rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the RBS Group’s customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The RBS Group calculates the VaR of trading portfolios at the close of business and positions may change substantially during the course of a trading day. Further controls are in place to limit the RBS Group’s intra-day exposure, such as the calculation of the VaR for selected portfolios. The RBS Group cannot guarantee that losses will not exceed the VaR amounts indicated due to the limitations and nature of VaR measurements.

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 guidance which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs. When marking to market using a model, the valuation methodologies are reviewed and approved either by the market risk function in the business or at RBS Group level. Group Risk provides an independent evaluation of the model for transactions deemed by the Model Product Review Committee (MPRC) to be large, complex and/or innovative. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

The VaR for NatWest Group’s trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2008				2007
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	7.2	8.3	18.6	3.0	5.9	4.8	9.6	3.1
Credit spread	13.2	7.8	19.0	7.5	9.9	11.6	30.4	4.6
Currency	0.5	1.3	1.5	0.1	0.3	0.4	1.0	—
Equity	0.1	—	0.5	—	1.0	0.1	2.8	—
Commodity	—	—	0.3	—	—	—	—	—
Diversification		(6.5)				(3.9)
Total trading VaR	14.9	10.9	23.7	8.7	11.8	13.0	32.0	6.8

The average total VaR utilisation increased in 2008 compared with 2007 as a result of increased market volatility.

Backtesting, stress testing and sensitivity analysis (audited)
The RBS Group undertakes a programme of daily backtesting, which compares the actual profit or loss realised in trading activity to the VaR estimation. The results of the backtesting process are one of the methods by which the RBS Group monitors the ongoing suitability of its VaR model.

A ‘Risks not in VaR’ framework has been developed to address those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model various non-VaR controls (e.g. position monitoring, sensitivity limits, triggers or stress limits) are in place.

The RBS Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from exceptional but plausible market events. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the RBS Group’s trading portfolios. GEMC approves the high-level market stress test limit for the RBS Group. The RBS Group calculates historical stress tests and hypothetical stress tests.

Historical stress tests calculate the loss that would be generated if the market movements that occurred during historical market events were repeated. Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

Stress testing is also undertaken at key trading strategy level, for those strategies where the associated market risks are not adequately captured by VaR. Stress test exposures are discussed with senior management and are reported to GRC, GEMC and the Board. Breaches in the RBS Group’s market risk stress testing limits are monitored and reported.

In addition to VaR and stress testing, the RBS Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Model validation governance (audited)
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are all subject to independent review and sign-off. Models are assessed by MPRC as having either immaterial or material model risk (valuation uncertainty arising from choice of modelling assumptions), the assessment being made on the basis of expert judgement.

Those models assessed as having material model risk are prioritised for independent quantitative review. Independent quantitative review aims to quantify model risk by comparing model outputs against alternative independently developed models. The results of independent quantitative review are used by Market Risk to inform risk limits and by Finance to inform reserves. Governance over this process is provided by MPRC, a forum which brings together front office quants, market risk, finance and QuaRC (Quantitative Research Centre, RBS Group Risk’s independent quantitative model review function). Risk (market risk, incremental default risk, counterparty credit risk) models are developed both within business units and by RBS Group functions. Risk models are also subject to independent review and sign-off. Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back testing results, other risks not included in the VaR framework and other model performance statistics.

Risk control (audited)
All divisions that are exposed to market risk in the course of their business are required to comply with the requirements of the RBS Group’s Market Risk Policy Standards (MRPS). The main risk management tools are delegated authorities, specifically hard limits and discussion triggers, independent model valuation, a robust and efficient risk system and timely and accurate management information.

Limits form part of the dealing authorities and constitute one of the cornerstones of the market risk management framework. Upon notification of a limit breach, the appropriate body must take one of the following actions:

•	Instructions can be given to reduce positions so as to bring the RBS Group within the agreed limits.

•	A temporary increase in the limit (for instance, in order to allow orderly unwinding of positions) can be granted.

•	A permanent increase in the limit can be granted.

Non-traded portfolios (audited)
Risks in non-traded portfolios mainly arise in retail and commercial banking assets and liabilities and financial investments designated as available-for-sale and held-to-maturity.

Group Treasury is responsible for setting and monitoring the adequacy and effectiveness of management, using a framework that identifies, measures, monitors and controls the underlying risk. GALCO approves the RBS Group’s non-traded market risk appetite, expressed as statistical and non-statistical risk limits, which are delegated to the businesses responsible.

Various banking regulators review non-trading market risk as part of their regulatory oversight. As home regulator, the FSA has responsibility for reviewing non-trading market risk at a NatWest Group consolidated level.

The RBS Group is exposed to the following non-traded risks:

Interest Rate Risk in the Banking Book (IRRBB) – represents exposures to instruments whose values vary with the level or volatility of interest rates. These instruments include, but are not limited to, loans, debt securities, equity shares, deposits, certificates of deposits, and other debt securities issued, loan capital and derivatives. Hedging instruments used to mitigate these risks include related derivatives such as options, futures, forwards and swaps. Interest rate risk arises from the RBS Group’s non-trading activities in four principal forms:

•	Repricing risk – arises from differences in the repricing terms of the RBS Group’s assets and liabilities.

•	Optionality – arises where a customer has an option to exit a deal early.

•	Basis risk – arises, for example, where one month LIBOR is used to fund base rate assets.

•	Yield curve risk – arises as a result of non-parallel changes in the yield curve.

From an economic perspective, it is the RBS Group’s policy to minimise the sensitivity to changes in interest rates in its retail and commercial businesses and, where interest rate risk is retained, to ensure that appropriate resources, measures and limits are applied.

Non-trading interest rate risk is calculated in each business on the basis of establishing the repricing behaviour of each asset, liability and off balance sheet product. For many retail and commercial products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each business, in each functional currency based on the behavioural repricing for each product. It is RBS Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the RBS Group’s capital and reserves, spread over medium and longer term maturities. The report includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual business balance sheets. Potential exposures to interest rate movements in the medium to long-term are measured and controlled using a version of the same VaR methodology that is used for the RBS Group’s trading portfolios. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within VaR limits approved by GALCO, through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through RBS Group’s treasury functions. The residual risk position is reported to divisional asset and liability committees, GALCO and the Board.

Foreign Exchange Risk in the Banking Book (FXRBB) – represents exposures to changes in the values of current holdings and future cashflows denominated in other currencies. Hedging instruments used to mitigate these risks include foreign currency options, currency swaps, futures, forwards and deposits. Foreign exchange risk results from the RBS Group’s investments in overseas subsidiaries, associates and branches in three principal forms:

(i)	Structural foreign currency exposures that arise from net investment in overseas subsidiaries, associates and branches;

(ii)	Transactional/commercial foreign currency exposures that arise from mismatches in the currency balance sheet; and

(iii)  Foreign currency profit streams.

Equity Risk in the Banking Book (ERBB) – is defined as the potential variation in the RBS Group’s non-trading income and reserves arising from changes in equity prices/income. This risk may crystallise during the course of normal business activities or in stressed market conditions. Equity positions in the RBS Group’s banking book are retained to achieve strategic objectives, support venture capital transactions or in respect of restructuring arrangements. From an economic perspective, it is the RBS Group’s policy to ensure that equity exposures in the banking book are identified, monitored and controlled, with the aim of maximising their potential strategic or business value.

The commercial decision to invest in equity holdings is taken by GEMC, GCC or an appropriate sub-committee within delegated authority. Investments of a strategic nature are referred to GEMC for approval; those involving the purchase or sale by the Group or subsidiary companies also require Board approval, after consideration by GEMC.

Treasury (audited)
The RBS Group’s treasury activities include its money market business and the management of internal funds flow within the RBS Group’s businesses. In addition, this includes GBM trading portfolio assets that have been reclassified to available-for-sale. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Non-trading interest rate VaR (audited)
Non-trading interest rate VaR for NatWest Group’s treasury and retail and commercial banking activities was £41.4 million at 31 December 2008 (2007 – £27.6 million). During the year, the maximum VaR was £41.4 million (2007 – £27.6 million), the minimum £26.4 million (2007 – £21.6 million) and the average £30.1 million (2007 – £24.5 million).

Risk management (continued)
Currency risk (audited)

The RBS Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The RBS Group’s policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the RBS Group’s or the subsidiary’s regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity together with the effective portion of foreign exchange differences arising on hedging instruments.

The table below sets out NatWest Group’s structural foreign currency exposures.

	2008			2007
			Structured	Net		Structured
	Net investments	Related	foreign	investments	Related	foreign
	in foreign	currency	currency	in foreign	currency	currency
	operations	borrowings	exposures	operations	borrowings	exposures
	£m	£m	£m	£m	£m	£m
US dollar	4,884	(1,348)	3,536	2,786	(2,681)	105
Euro	3,973	(1,624)	2,349	3,116	(894)	2,222
Swiss franc	912	—	912	563	—	563
Other non-sterling	8	(8)	—	7	(7)	—
	9,777	(2,980)	6,797	6,472	(3,582)	2,890

At 31 December 2008 and 31 December 2007, NatWest Group had no net investment hedge relationships. The table above shows net investments in foreign operations and related currency borrowings. These borrowings do not qualify as hedges and gains or losses on their retranslation are taken to profit or loss: a five percent strengthening of foreign currencies would result in a loss of £149 million (2007 – £179 million) while a five percent weakening of foreign currencies would result in a gain of £142 million (2007 – £171 million). Gains or losses on retranslating net investments in foreign operations are taken to equity: a five percent strengthening of foreign currencies would result in a gain of £489 million (2007 – £324 million) while a five percent weakening of foreign currencies would result in a loss of £466 million (2007 – £308 million).

LIQUIDITY AND CAPITAL RESOURCES

In the management of capital resources, NatWest Group is governed by RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, NatWest Group has regard to the supervisory requirements of the Financial Services Authority (“FSA”). The FSA uses Risk Asset Ratio (“RAR”) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. At 31 December 2008, NatWest Group's total RAR was 14.5% and the tier 1 RAR was 10.1%.

Upon the adoption of IFRS by listed banks in the UK on 1 January 2005, the FSA changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The data set out below have been presented in compliance with these revised FSA requirements.

	2008	2007	2006
	£m	£m	£m
Capital base
Tier 1 capital	11,988	12,014	11,300
Tier 2 capital	5,475	5,493	5,335
	17,463	17,507	16,635
Less: investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(290)	(1,354)	(1,932)
Total capital	17,173	16,153	14,703
Risk-weighted assets
Credit risk	97,900
Counterparty risk	2,600
Market risk	3,300
Operational risk	15,000
	118,800
Banking book:
On-balance sheet		108,600	96,800
Off-balance sheet		9,600	10,700
Trading book		4,500	6,600
		122,700	114,100

Risk asset ratios	%	%	%
Tier 1	10.1	9.8	9.9
Total	14.5	13.2	12.9

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The company has omitted portions of this item on the basis of General Instruction I(2)(c) to Form 10-K.

Board Practices
The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Under the US Sarbanes-Oxley Act of 2002 (the “Act”), specific standards of corporate governance and business and financial disclosures apply to companies with securities registered in the US. The company complies with all applicable sections of the Act.

Board of directors
The Board is the principal decision-making forum for the company. It has overall responsibility for leading and controlling the company and is accountable to shareholders for financial and operational performance. The overall strategy for the RBS Group, including NatWest, is approved by the RBS Group Board. The RBS Group Board also monitors performance. The Board has adopted a formal schedule of matters detailing key aspects of the company’s affairs reserved to it for its decision. This schedule is reviewed annually.

The roles of the Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all executive and non-executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and other executive directors.

All directors participate in discussing strategy, performance and the financial and risk management of the company. Meetings of the Board are structured to allow open discussion.

The NatWest Board met nine times during 2008. The directors were supplied with comprehensive papers in advance of each Board meeting covering the Group’s principal business activities. Members of executive management attend and make regular presentations at meetings of the Board.

The Board is aware of the other commitments of its directors and has established procedures for ensuring that the Board’s powers for authorising directors’ conflicts of interest are being operated effectively. With effect from 1 October 2008, the Companies Act 2006 introduced a statutory duty on directors to avoid conflicts of interest. Since that date, the Board has considered, and where appropriate authorised, any actual or potential conflicts of interests that directors may have.

Board Committees
In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis.

Audit Committee

All members of the Audit Committee are independent non-executive directors. The Audit Committee holds at least five scheduled meetings each year, two of which are held immediately prior to submission of the interim and annual financial statements to the Board. This core programme is supplemented by additional meetings as required. A total of ten meetings were held in 2008. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and finance and risk management executives. At least twice per annum the Audit Committee meets privately with the external auditors. Since 2000, the Audit Committee has undertaken an annual programme of visits to the Group's business divisions and control functions. The object of the programme is to allow the Audit Committee to gain a better understanding of the Group and an invitation to attend is extended to all non-executive directors. The programme of future visits is considered annually and the norm is for two to three visits to be undertaken each year. The Committee undertook three visits in 2008.

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

In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation and ethical guidance. Information on the audit and non-audit services carried out by the external auditors is detailed in Note 5 to the Group’s accounts.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The outcomes of this evaluation are considered by the Board together with the Audit Committee’s recommendation on the re-appointment of the external auditor. In 2009 and subsequently, the annual evaluation will be carried out immediately following completion of the annual accounts and audit. The results of the evaluation conducted in 2009 have been reported to the Audit Committee and the Board.

The Audit Committee is responsible for making recommendations to the Board, for it to submit the Audit Committee’s recommendations to shareholders for their approval at the Annual General Meeting in relation to the appointment, reappointment and removal of the external auditors. The Board endorsed the Audit Committee’s recommendation that shareholders approve the reappointment of Deloitte LLP as external auditors at the Annual General Meeting in April 2009.

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

Corporate responsibility
The RBS Group believes that meeting high standard of environmental, social and ethical responsibility is key to the way it does business. The RBS Group’s business is managed in a way that takes account of the social and environmental impact of its activities.

Further details of the Group’s corporate responsibility policies will be contained in the 2008 Corporate Responsibility Report.

EMPLOYEES
Details of employee numbers are shown in note 3 on page 92 within Item 18 'Consolidated Financial Statements'.

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

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements are included in Item 18 of this Annual Report.

Litigation
As a participant in the financial services industry, NatWest Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, NatWest Group and other members of the RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case. Currently, NatWest Group is involved in litigation arising out of its operations. For details about certain litigation and regulatory investigations in which the NatWest Group is involved, see Note 29 on the financial statements

Other than as set out in Note 29 on the financial statements, so far as the Bank is aware, neither the Bank nor any member of the RBS Group is or has been engaged in nor has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on NatWest Group’s financial position or profitability.

Litigation Update
Note 29 of the Notes on the Accounts provides disclosure regarding, among other things, litigation claims in the United Kingdom. With respect to the claims regarding unarranged overdraft charges, the House of Lords has granted the RBS Group and other banks leave to appeal the Court of Appeal’s decision. That further appeal is scheduled to take place on 23 June 2009.

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

On 8 April 1997, the Bank issued 12,000,000 Series C ("Series C American Depository Shares (‘ADSs’)") representing 12,000,000 non-cumulative dollar preference shares, Series C in connection with a public offering in the United States.

Each of the ADSs represents the right to receive one corresponding preference share, is evidenced by an American Depository Receipt ("ADR") and is listed on the New York Stock Exchange ("NYSE").

The ADRs evidencing the ADSs above were issued pursuant to a Deposit Agreement dated as of 25 September 1991 (which was amended in November 1997), covering the Series C ADSs, among the Bank, Morgan Guaranty Trust Company of New York as the depository, and all holders from time to time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:

		Series C
Figures in US$		ADSs
By month
April 2009	High	10.25
	Low	7.15
March 2009	High	6.80
	Low	3.26
February 2009	High	5.80
	Low	3.92
January 2009	High	14.00
	Low	4.50
December 2008	High	11.00
	Low	8.00
November 2008	High	13.60
	Low	8.00

By quarter
2009: First quarter	High	14.00
	Low	3.26
2008: Fourth quarter	High	13.60
	Low	5.57
2008: Third quarter	High	22.85
	Low	8.20
2008: Second quarter	High	25.44
	Low	21.70
2008: First quarter	High	25.75
	Low	24.84
2007: Fourth quarter	High	25.65
	Low	24.51
2007: Third quarter	High	25.79
	Low	25.15
2007: Second quarter	High	25.95
	Low	25.25
2007: First quarter	High	25.84
	Low	25.30

By year
2008	High	25.75
	Low	5.57
2007	High	25.95
	Low	24.51
2006	High	26.13
	Low	25.20
2005	High	26.30
	Low	25.42
2004	High	26.61
	Low	25.40

MARKETS

The Series C non-cumulative dollar preference shares and ADSs are listed on the New York Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following information is a summary of certain terms of the Bank's Memorandum of Association (the "Memorandum") and Articles of Association (the "Articles") as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 1985, as amended (the "1985 Act") and the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles. The Memorandum and Articles are registered with the Registrar of Companies of England and Wales. Holders of any class of share are encouraged to read the full Memorandum and Articles, which have been filed with the SEC.

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

Directors

At each annual general meeting of the Bank, one third of the directors (or the number nearest to one third) subject to retirement will retire by rotation and be eligible for re-election. The directors to retire will be those who do not wish to stand for re-election and those who have been longest in office since their last appointment or reappointment or, in the case of those who were appointed or reappointed on the same day, will (unless they otherwise agree) be determined by lot.

Directors may be appointed by the Bank by ordinary resolution or by the board. A director appointed by the board holds office only until the next annual general meeting, whereupon he will be eligible for re-election, and is not taken into account in determining the directors who are to retire by rotation at that meeting.

Unless and until otherwise determined by ordinary resolution, the directors (other than alternative directors) shall be not more than twenty five. There is no stipulation in the Articles regarding a minimum number of directors.

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

Under the 2006 Act a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. The 2006 Act allows directors of public companies, where appropriate, to authorise conflicts and potential conflicts where the articles of association contain a provision to this effect. The 2006 Act also allows the articles of association to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty.

Clause 128.5 of the Articles gives the directors authority to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a director under the 2006 Act to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company.

Authorisation of any matter pursuant to Clause 128.5 must be approved in accordance with normal board procedures by directors who have no interest in the matter being considered. In taking the decision, the directors must act in a way they consider, in good faith, will be most likely to promote the company’s success. Any authorisation of a matter may be given on or subject to such conditions or limitations as the directors determine, whether at the time of authorisation or subsequently, including providing for the exclusion of the interested directors from the receipt of information or participation in discussion relating to the matter authorised by the directors and providing that interested directors in receipt of confidential information from a third party are not obliged to disclose such information to the company or use the information in relation to the company’s affairs. Any authorization may be terminated by the directors at any time.

A director is not, except as otherwise agreed by him, accountable to the company for any benefit which he, or a person connected with him, derives from any matter authorised by the directors and any contract, transaction or arrangement relating to such matter is not liable to be avoided on the grounds of such benefit.

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

If the Bank does not have sufficient authorised share capital, or the directors do not have the requisite authority to allot the extra shares under section 80 of the 1985 Act, the directors must call a general meeting. The directors will propose resolutions to increase the authorised share capital, or to grant the necessary authority to allot the extra shares.

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

Voting rights

General
Subject to any rights or restrictions as to voting attaching to any shares or class of shares, on a show of hands every member who is present in person or by proxy at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for each share held by him. No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of shares in the capital of the Bank, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

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

Changes in share capital and variation of rights

Subject to the provisions of the 1985 Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as the Bank may by ordinary resolution determine or, subject to and in default of such determination, as the board shall determine. Subject to the provisions of the Act, the Bank may issue shares which are, or at the option of the Bank or the holder are liable, to be redeemed. Subject to the provisions of the 1985 Act and the Articles, unissued shares are at the disposal of the board.

The Bank may by ordinary resolution: increase its share capital; consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; subject to the provisions of the 1985 Act, subdivide its shares, or any of them, into shares of smaller amount than is fixed by the Memorandum; or cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the 1985 Act, the Bank may by special resolution reduce its share capital, capital redemption reserve or share premium account in any way. The capital paid up on the preference shares cannot be reduced unless the holders of such preference shares have approved this by passing an extraordinary resolution at a separate meeting.

Subject to the provisions of the 1985 Act, if at any time the capital of the Bank is divided into different classes of shares, the special rights attached to any class of shares may (unless further conditions are provided by the terms of issue of the shares of that class) be varied or abrogated, whether or not the Bank is being wound up, either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class (but not otherwise).

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

Disclosure of interests in shares

The 2006 Act gives the Bank the power to require persons who it believes to be, or have been within the previous three years, interested in its shares, to disclose prescribed particulars of those interests. Failure to supply the information or supplying a statement which is materially false may lead to the board imposing restrictions upon the relevant shares.

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

Certain other UK law provisions

Pre-emptive rights

As the Bank is a public company incorporated in Great Britain and registered in England and Wales, in general, holders of ordinary shares have automatic pre-emptive rights pursuant to section 89 of the 1985 Act.

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

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. In the year ended 31 December 2008, there have been no material contracts entered into outside the ordinary course of business.

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

TAXATION
The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of non-cumulative dollar preference shares or ADSs by a beneficial owner of non-cumulative dollar preference shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised under the laws of the United States or any State thereof, or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source, in each case that holds such non-cumulative dollar preference shares or ADSs as capital assets (a "US Holder").

This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes or, (ii) that carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their non-cumulative dollar preference shares or ADSs are held, used or acquired, or generally, (iii) that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Bank.

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

For U.S. federal income tax purposes distributions will constitute foreign source dividend income to the extent paid out of the Bank’s current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions will not be eligible for the dividends-received deduction generally allowed to corporate US Holders.

Subject to applicable limitations that may vary depending on a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2011 will be subject to U.S. federal income tax at a maximum rate of 15%.

Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Taxation of capital gains

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on gains realized on the disposal of such holder's non-cumulative dollar preference share or ADS.

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

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS representing preference shares, generally recognise capital gain or loss for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Bank) in an amount equal to the difference between the amount realised (excluding any declared but unpaid dividends, which will be treated as a dividend for US federal income tax purposes) and the US Holder's tax basis in the noncumulative dollar preference share or ADS. Gain or loss will generally be US source and will be long-term capital gain or loss if the US Holder held the non-cumulative dollar preference share or ADS for more than one year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Risk management is conducted on an overall basis within the RBS Group. The financial risk management objectives and policies of the RBS Group and information on NatWest Group’s exposure to price, credit, liquidity and cash flow risk are contained in the 'Risk, capital and liquidity management' set out in Item 5 (pages 33 to 56).

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures
As required by US regulations, the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934) have been evaluated. This evaluation has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that as at 31 December 2008, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

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

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2008 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in ‘’Internal Control – Integrated Framework’’.

Based on its assessment, management believes that, as of 31 December 2008, NatWest Group’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. The internal controls over financial reporting were not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in internal controls
There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16G: CORPORATE GOVERNANCE

As a foreign issuer with American Depositary Shares (ADS) representing preference shares listed on the New York Stock Exchange (NYSE), the Company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE’s corporate governance listing standards. In addition, the Company must comply with the relevant provisions of the listing standards that relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the relevant rules concerning audit committees of the US Securities Exchange Act of 1934.

The Company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE’s corporate governance listing practices, with the exception that the Chairman of the Board is Chairman of the Nominations Committee and is a member of the Remuneration Committee, both of which are permitted by the UK Combined Code (since the Chairman was considered independent on appointment). The Company’s Audit, Nomination and Remuneration Committees are otherwise composed solely of non-executive directors deemed by the Board to be independent. The NYSE’s corporate governance listing standards also require that a compensation committee has direct responsibility to review and approve Natwest Group Chief Executive remuneration. The Board, rather than the Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Natwest Group Chief Executive.

The Natwest Group Audit Committee complies with the provisions of the NYSE’s corporate governance listing standards that relate to the composition, responsibilities and operation of audit committees.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

Statement of  directors’ responsibilities

The directors are required by Article 4 of  the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts, and as permitted by the Companies Act 1985 have elected to prepare Bank accounts, for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of  the Group and the Bank. In preparing those accounts, the directors are required to:

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

By order of  the Board

Miller McLean
Secretary
25 March 2009

We, the directors listed below, confirm that to the best of  our knowledge:

•
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•
the Financial review, which is incorporated into the Directors’ report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board
Philip Hampton Chairman	Stephen Hester Group Chief Executive	Guy Whittaker Group Finance Director

25 March 2009

Board of directors

Chairman Philip Hampton	Executive directors Stephen Hester Gordon Pell Guy Whittaker	Non-executive directors Colin Buchan Archie Hunter Joe MacHale John McFarlane Arthur ‘Art’ Ryan

Independent auditors’ report to the members of National Westminster Bank Plc

We have audited the financial statements of National Westminster Bank Plc (“the Bank”) and its subsidiaries (together “the Group”) for the year ended 31 December 2008 which comprise the accounting policies, the balance sheets as at 31 December 2008 and 2007, the consolidated income statement, the cash flow statements, the statements of recognised income and expense for each of the three years in the period ended 31 December 2008, the related Notes 1 to 40 and the information identified as ‘audited’ is the Risk, capital and liquidity management section of the Financial review. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of  directors and auditors
The directors’ responsibilities for preparing the annual report, and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union are set out in the statement of directors’ responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and as regards the Group’s consolidated financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion, the information given in the directors’ report is consistent with the financial statements.

In addition we report to you if, in our opinion, the Bank has not kept proper accounting records, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We read the other information contained in the Annual Report and Accounts 2008 as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information outside the Annual Report and Accounts 2008.

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

UK opinion
In our opinion:

•
the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union, of the state of the Group’s affairs as at 31 December 2008 and of its profit and cash flows for the year then ended;

•
the Bank financial statements give a true and fair view, in accordance with IFRS as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of affairs of the Bank as at 31 December 2008;

•	the financial statements have been properly prepared in accordance with the Companies Act 1985 and, as regards the Group financial statements, Article 4 of the IAS Regulation; and

•	the information given in the directors’ report is consistent with the financial statements.

Separate opinion in relation to IFRS
As explained in the accounting policies, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted by the European Union, has also complied with IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group’s affairs as at 31 December 2008 and of its profit and cash flows for the year then ended.

US opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2008 and 2007 and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2008, in accordance with IFRS as adopted for use in the European Union and IFRS as issued by the IASB.

Deloitte LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
25 March 2009

Consolidated income statement for the year ended 31 December 2008

		2008	2007	2006
	Note	£m	£m	£m
Interest receivable	1	12,373	12,178	9,825
Interest payable	1	(6,976)	(7,087)	(5,376)
Net interest income	1	5,397	5,091	4,449
Fees and commissions receivable	2	4,367	4,226	3,928
Fees and commissions payable	2	(1,178)	(1,036)	(960)
(Loss)/income from trading activities	2	(963)	(360)	1,458
Other operating income	2	81	433	451
Non-interest income		2,307	3,263	4,877
Total income		7,704	8,354	9,326
Staff costs	3	1,402	1,567	1,754
Premises and equipment	3	331	267	266
Other administrative expenses	3	2,516	2,322	2,741
Depreciation and amortisation	3	237	264	257
Write-down of goodwill and other assets	3	716	—	—
Operating expenses	3	5,202	4,420	5,018
Profit before impairment		2,502	3,934	4,308
Impairment	11	1,362	849	852
Operating profit before tax		1,140	3,085	3,456
Tax	6	599	768	831
Profit for the year		541	2,317	2,625

Profit attributable to:
Minority interests		93	89	39
Ordinary shareholders		448	2,228	2,586
		541	2,317	2,625

The accompanying notes on pages 90 to 142, the accounting policies on pages 81 to 89 and the audited sections of the Financial review: Risk, capital and liquidity management on pages 33 to 56 form an integral part of these financial statements.

Balance sheets at 31 December 2008

		Group		Bank
		2008	2007	2008	2007
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks	10	1,285	1,363	838	1,006
Loans and advances to banks	10	66,234	71,449	23,146	27,296
Loans and advances to customers	10	198,267	188,976	124,693	115,632
Debt securities subject to repurchase agreements	27	33,817	33,944	—	—
Other debt securities		2,176	3,993	41	31

Debt securities	13	35,993	37,937	41	31
Equity shares	14	1,129	1,110	6	18
Investments in Group undertakings	15	—	—	7,339	6,052
Settlement balances		4,117	2,700	—	—
Derivatives	12	8,895	3,575	4,897	1,588
Intangible assets	16	815	1,244	401	375
Property, plant and equipment	17	1,970	1,514	883	908
Deferred taxation	21	496	521	400	321
Prepayments, accrued income and other assets	18	2,018	1,893	674	558
Total assets		321,219	312,282	163,318	153,785

Liabilities
Deposits by banks	10	53,633	44,861	8,536	6,324
Customer accounts	10	200,384	205,519	130,695	132,248
Debt securities in issue	10	17,212	20,923	15	9
Settlement balances and short positions	19	13,091	14,955	—	—
Derivatives	12	8,066	3,251	6,243	1,352
Accruals, deferred income and other liabilities	20	4,032	3,381	1,407	1,091
Retirement benefit liabilities	4	1,198	1,322	982	1,124
Deferred taxation	21	46	36	—	—
Subordinated liabilities	22	10,099	5,932	7,860	4,244
Total liabilities		307,761	300,180	155,738	146,392

Equity
Minority interests	23	1,323	1,314	—	—
Equity owners	25	12,135	10,788	7,580	7,393
Total equity		13,458	12,102	7,580	7,393

Total liabilities and equity		321,219	312,282	163,318	153,785

The accompanying notes on pages 90 to 142, the accounting policies on pages 81 to 89 and the audited sections of the Financial review: Risk, capital and liquidity management on pages 33 to 56 form an integral part of these financial statements.

The accounts were approved by the Board of  directors on 25 March 2009 and signed on its behalf  by:

Philip Hampton	Stephen Hester	Guy Whittaker
Chairman	Group Chief Executive	Group Finance Director

Statements of recognised income and expense for the year ended 31 December 2008

	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Available-for-sale investments
Net valuation (losses)/gains taken direct to equity	(54)	87	81	(13)	40	44
Net loss/(profit) taken to income on sales	3	(85)	(55)	—	(72)	—

Cash flow hedges
Net (losses)/gains taken direct to equity	—	—	(2)	(158)	(9)	13
Net gains taken to earnings	(36)	(20)	(39)	(29)	(13)	(28)

Exchange differences on translation of foreign operations	1,978	247	(491)	(47)	2	6
Income/(expense) before tax on items recognised direct in equity	1,891	229	(506)	(247)	(52)	35
Tax on items recognised direct in equity	20	7	(43)	47	15	(50)
Net income/(expense) recognised direct in equity	1,911	236	(549)	(200)	(37)	(15)
Profit for the year	541	2,317	2,625	1,387	3,210	1,688
Total recognised income and expense for the year	2,452	2,553	2,076	1,187	3,173	1,673

Attributable to:
Equity shareholders	2,347	2,465	2,045	1,187	3,173	1,673
Minority interests	105	88	31	—	—	—
	2,452	2,553	2,076	1,187	3,173	1,673

The accompanying notes on pages 90 to 142, the accounting policies on pages 81 to 89 and the audited sections of the Financial review: Risk, capital and liquidity management on pages 33 to 56 form an integral part of these financial statements.

Cash flow statements for the year ended 31 December 2008

		Group			Bank
		2008	2007	2006	2008	2007	2006
	Note	£m	£m	£m	£m	£m	£m
Operating activities
Operating profit before tax		1,140	3,085	3,456	1,866	3,729	1,963

Adjustments for:
Depreciation and amortisation		237	264	257	145	177	202
Write-down of goodwill and other assets		716	—	—	45	—	—
Interest on subordinated liabilities		509	271	310	432	239	271
Charge for defined benefit pension schemes		2	132	229	(65)	83	168
Cash contribution to defined benefit pension schemes		(154)	(117)	(135)	(78)	(69)	(70)
Elimination of foreign exchange differences		(5,850)	(464)	1,503	(1,002)	5	143
Other non-cash items		717	(75)	(289)	68	(380)	28
Net cash (outflow)/inflow from trading activities		(2,683)	3,096	5,331	1,411	3,784	2,705
Changes in operating assets and liabilities		(22,841)	15,004	2,706	(7,163)	3,999	1,559
Net cash flows from operating activities before tax		(25,524)	18,100	8,037	(5,752)	7,783	4,264
Income taxes paid		(331)	(592)	(1,157)	(290)	(104)	(588)
Net cash flows from operating activities	30	(25,855)	17,508	6,880	(6,042)	7,679	3,676

Investing activities
Sale and maturity of securities		1,304	560	1,489	71	19	85
Purchase of securities		(710)	(2,215)	(874)	(69)	(82)	(60)
Sale of property, plant and equipment		85	678	268	6	326	265
Purchase of property, plant and equipment		(512)	(328)	(382)	(84)	(135)	(85)
Net investment in business interests and intangible assets	31	23	(159)	(92)	(1,000)	403	(524)
Net cash flows from investing activities		190	(1,464)	409	(1,076)	531	(319)

Financing activities
Issue of subordinated liabilities		2,749	634	91	2,700	—	—
Proceeds of minority interests issued		70	288	271	—	—	—
Redemption of minority interests		(72)	(2)	—	—	—	—
Capital contribution		—	—	188	—	—	188
Repayment of subordinated liabilities		—	(403)	(719)	—	(381)	(590)
Dividends paid		(1,094)	(1,922)	(1,534)	(1,000)	(1,850)	(1,500)
Interest on subordinated liabilities		(440)	(274)	(313)	(365)	(244)	(276)
Net cash flows from financing activities		1,213	(1,679)	(2,016)	1,335	(2,475)	(2,178)
Effects of exchange rate changes on cash and cash equivalents		8,338	364	(2,237)	1,381	74	(240)

Net (decrease)/increase in cash and cash equivalents		(16,114)	14,729	3,036	(4,402)	5,809	939
Cash and cash equivalents 1 January		66,189	51,460	48,424	25,336	19,527	18,588
Cash and cash equivalents 31 December	34	50,075	66,189	51,460	20,934	25,336	19,527

The accompanying notes on pages 90 to 142, the accounting policies on pages 81 to 89 and the audited sections of the Financial review: Risk, capital and liquidity management on pages 33 to 56 form an integral part of these financial statements.

Accounting policies

1. Presentation of  accounts
The accounts, which should be read in conjunction with the Directors’ report, are prepared on a going concern basis and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB (together IFRS) as adopted by the European Union (EU). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group, as defined in the Director’s report, has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group’s financial statements are prepared in accordance with IFRS as issued by the IASB. The date of transition to IFRS for the Group and the Bank and the date of their opening IFRS balance sheets was 1 January 2004.

The Group adopted IFRS 8 ‘Operating Segments’ with effect from 1 January 2008. Early adoption IFRS 8 has not materially affected segmental disclosures.

In October 2008, the IASB issued and, the European Union endorsed, amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ to permit the reclassification of financial assets out of the held-for-trading (HFT) and available-for-sale (AFS) categories, subject to certain restrictions. Transfers must be made at fair value and this fair value becomes the instruments’ new cost or amortised cost. The amendments are effective from 1 July 2008. Reclassifications made before 1 November 2008 were backdated to 1 July 2008; subsequent reclassifications were effective from the date the reclassification was made.

The Group has reclassified certain loans and debt securities out of the held-for-trading category into the loans and receivables category. The balance sheet values of these assets, the effect of the reclassification on the income statement and the impairment losses relating to these assets are shown in Note 10 ‘Financial instruments’ on page 105.

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

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes until the Group ceases to control them through sale or significant change in circumstances.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition
Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

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

Card related services: fees from credit card business include:

•	Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

•
Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

•	An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

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

5. Intangible assets and goodwill
Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets’ estimated economic lives using methods that best reflect the pattern of economic benefits and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

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

Acquired goodwill, being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired, is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption ‘Intangible assets’ and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

On implementation of IFRS, the Group did not restate business combinations that occurred before 1 January 2004. Under previous GAAP, goodwill arising on acquisitions was capitalised and amortised over its estimated useful economic life. The carrying amount of goodwill in the Group’s opening IFRS balance sheet (1 January 2004) was £273 million, its carrying value under previous GAAP.

6. Property, plant and equipment
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Accounting policies continued

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see accounting policy 8)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

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

7. Impairment of intangible assets and property, plant and equipment
At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss, if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

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

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see accounting policy 6).

11. Provisions
The Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when the Group has a constructive obligation to restructure. An obligation exists when the Group has a detailed formal plan for the restructuring and has raised a valid expectations in those affected by starting to implement the plan or announcing its main features.

If the Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting the obligations under it exceed the expected economic benefits. When the Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income).

Contingent liabilities are possible obligations arising from past events whose existence will be confirmed only by uncertain future events or present obligations arising from past events that are not recognised because either an outflow of economic benefits not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

12. Taxation
Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred tax is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

13. Financial assets
On initial recognition, financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held- for-trading financial assets are recognised in profit or loss as they arise.

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

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see accounting policy 3) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to- maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see accounting policy 3). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Reclassifications – held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Additionally, held-for-trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for-sale financial assets or to held-to-maturity investments.

Accounting policies continued

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

14. Impairment of  financial assets
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

15. Financial liabilities
On initial recognition financial liabilities are classified into held-for-trading, designated as at fair value through profit or loss, or amortised cost.

A financial liability is classified as held-for-trading if it is incurred principally for the repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

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

All other financial liabilities are measured at amortised cost using the effective interest method (see accounting policy 3).

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

16. Loan commitments
Provision is made for loan commitments, other than those classified as held-for-trading, if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by the Group are classified as held-for-trading and measured at fair value.

17. Derecognition
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

18. Sale and repurchase transactions
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

19. Netting
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

20. Capital instruments
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

21. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

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

Accounting policies continued

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

22. Cash and cash equivalents
Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

23. Shares in Group entities
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

At 31 December 2008, gross loans and advances to customers totalled £201,191 million (2007 – £191,314 million) and customer loan impairment provisions amounted to £2,924 million (2007 – £2,338 million).

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

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit in excess of 10% of the greater of scheme assets and scheme liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 4 on the accounts. The pension deficit recognised in the balance sheet at 31 December 2008 was £1,198 million (2007 – £1,322 million).

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

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) – principally comprise reverse repurchase agreements (reverse repos) and syndicated loans. In repurchase agreements one party agrees to sell securities to another and simultaneously agrees to repurchase the securities at a future date for a specified price. The repurchase price is fixed at the outset, usually being the original sale price plus an amount representing interest for the period from the sale to the repurchase.

Debt securities (held-for-trading, designated as at fair value through profit or loss and available-for-sale) – debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.
Equity securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) – comprise equity shares of companies or corporations both listed and unlisted.

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) – deposits measured at fair value principally comprise repurchase agreements (repos) discussed above.

Short positions (held-for-trading) – arise in dealing and market making activities where debt securities and equity shares are sold which the Group does not currently possess.

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

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial asset or financial liability in an active market is the current bid or offer price times the number of units of the instrument held. Where a trading portfolio contains both financial assets and financial liabilities which are derivatives of the same underlying instrument, fair value is determined by valuing the gross long and short positions at current mid market prices, with an adjustment at portfolio level to the net open long or short position to amend the valuation to bid or offer as appropriate. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.

Accounting policies continued

Deferred tax
The Group makes provision for deferred tax on short-term and other temporary differences where tax recognition occurs at a different time from accounting recognition.

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and short-term timing differences. Tax relief is given for operating losses by offset when future profits arise and therefore the recoverability of deferred tax assets is a matter of judgement.

Accounting developments
International Financial Reporting Standards
The International Accounting Standards Board issued a revised IAS 23 ‘Borrowing Costs’ in March 2007. Entities are required to capitalise borrowing costs attributable to the development or construction of intangible assets or property plant or equipment. The standard is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

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

The IASB issued an amendment, 'Vesting Conditions and Cancellations', to IFRS 2 'Share-based Payment' in January 2008 that will change the accounting for share awards that have non-vesting conditions. The fair value of these awards does not currently take account of the effect of non-vesting conditions and where such conditions are not subsequently met, costs recognised up to the date of cancellation are reversed. The amendment requires costs not recognised up to the date of cancellation to be recognised immediately. The amendment is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

The IASB issued amendments to a number of standards in May 2008 as part of its annual improvements project. The amendments are effective for accounting periods beginning on or after 1 January 2009 and are not expected to have a material effect on the Group or the Bank.

Also in May 2008, the IASB issued amendments to IFRS 1 'First-time Adoption of International Financial Reporting Standards' and IAS 27 'Consolidated and Separate Financial Statements' that change the investor's accounting for the cost of an investment in a subsidiary, jointly controlled entity or associate. It does not affect the consolidated accounts but may prospectively affect the company's accounting and presentation for receipts of dividends from such entities.

The IASB issued an amendment to IAS 39 in July 2008 to clarify the IFRS stance on eligible hedged items. The amendment is effective for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

The International Financial Reporting Interpretations Committee (IFRIC) issued interpretation IFRIC 15 ‘Agreements for the Construction of Real Estate’ in July 2008. This interpretation clarifies the accounting for construction profits. It is applicable for accounting periods beginning on or after 1 January 2009 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 16 'Hedges of a Net Investment in a Foreign Operation' in July 2008. The interpretation addressed the nature of the hedged risk and the amount of the hedged item; where in a group the hedging item could be held; and what amounts should be reclassified from equity on the disposal of a foreign operation that had been subject to hedging. The interpretation is effective for accounting periods beginning on or after 1 October 2008 and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 17 ‘Distributions of Non-Cash Assets to Owners’ and the IASB made consequential amendments to IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations' in December 2008. The interpretation requires distributions to be presented at fair value with any surplus or deficit to be recognised in income. The amendment to IFRS 5 extends the definition of disposal groups and discontinued operations to disposals by way of distribution. The interpretation is effective for accounting periods beginning on or after 1 July 2009, to be adopted at the same time as IFRS 3 (revised 2008), and is not expected to have a material effect on the Group or the Bank.

The IFRIC issued interpretation IFRIC 18 ‘Transfers of Assets from Customers’ in January 2009. The interpretation addresses the accounting by suppliers that receive assets from customers, requiring measurement at fair value. The interpretation is effective for assets from customers received on or after 1 July 2009 and is not expected to have a material effect on the Group or the Bank.

In March 2009, the IASB improved IFRS 7 ‘Financial Instruments: Disclosure’ by enhancing the disclosure requirements for fair value measurements and liquidity risk. The changes are effective for accounting periods beginning on or after 1 January 2009, although comparative information is not needed in the first year of application, and will be adopted by the Group and the Bank for 2009 reporting.

Notes on the accounts

1   Net interest income

	Group
	2008	2007	2006
	£m	£m	£m
Loans and advances to customers	10,063	9,422	8,310
Loans and advances to banks	2,125	2,586	1,403
Debt securities	185	170	112
Interest receivable	12,373	12,178	9,825
Customer accounts: demand deposits	1,413	1,993	1,539
Customer accounts: savings deposits	1,389	1,218	809
Customer accounts: other time deposits	2,032	1,929	1,427
Deposits by banks	820	1,045	864
Debt securities in issue	862	683	439
Subordinated liabilities	509	271	310
Internal funding of trading business	(49)	(52)	(12)
Interest payable	6,976	7,087	5,376
Net interest income	5,397	5,091	4,449

2   Non-interest income

	Group
	2008	2007	2006
	£m	£m	£m
Fees and commissions receivable	4,367	4,226	3,928
Fees and commissions payable	(1,178)	(1,036)	(960)
(Loss)/income from trading activities:
Foreign exchange (1)	(384)	134	595
Interest rate (2)	(558)	310	352
Credit (3)	(18)	(843)	589
Equities and commodities (4)	(3)	39	(78)
	(963)	(360)	1,458
Other operating income:
Operating lease and other rental income	61	55	51
Changes in the fair value of securities
and other financial assets and liabilities	65	74	118
Changes in the fair value of investment properties	2	—	(1)
Profit on sale of securities	17	117	86
Profit on sale of property, plant and equipment	7	189	31
(Loss)/profit on sale of subsidiaries and associates	(31)	—	70
Dividend income	5	14	36
Share of profits less losses of associated entities	(23)	(5)	26
Other income	(22)	(11)	34
	81	433	451

The analysis of trading income is based on how the business is organised and the underlying risks managed.

Notes:
Trading income comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:
(1)	Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
(2)	Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
(3)	Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
(4)	Equities and commodities: equities, commodities, equity derivatives, commodity contracts and related hedges and funding.

Notes on the accounts continued

3   Operating expenses

	Group
	2008	2007	2006
	£m	£m	£m
Wages, salaries and other staff costs	1,296	1,339	1,438
Social security costs	86	82	78
Pension costs
– defined benefit schemes (see Note 4)	2	132	229
– defined contribution schemes	18	14	9
Staff costs	1,402	1,567	1,754

Premises and equipment	331	267	266
Other administrative expenses	2,516	2,322	2,741

Property, plant and equipment (see Note 17)	131	109	98
Intangible assets (see Note 16)	106	155	159
Depreciation and amortisation	237	264	257

Write-down of goodwill and other assets	716	—	—
	5,202	4,420	5,018

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the various acquisitions made by the Group.

	Group
	2008	2007	2006
	£m	£m	£m
Staff costs	4	7	48
Premises and equipment	—	4	3
Other administrative expenses	14	1	11
Depreciation and amortisation	20	31	5
	38	43	67

Restructuring costs included in operating expenses comprise:

2006
Group	£m
Staff costs	4

No restructuring costs were incurred in 2007 and 2006.

The average number of persons employed the Group during the year, excluding temporary staff, was 32,600 (2007 – 31,200; 2006 – 31,000). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group
	2008	2007	2006
Global Banking & Markets	1,300	1,300	1,300
UK Retail & Commercial Banking	20,000	19,000	19,600
Europe & Middle East Retail & Commercial Banking	5,600	6,300	5,600
Asia Retail & Commercial Banking	3,800	3,600	3,100
Group Manufacturing	1,400	1,300	1,400
Total	32,100	31,500	31,000

UK	25,100	23,900	24,100
US	1,300	1,300	1,300
Europe	5,100	5,800	5,200
Rest of the World	600	500	400
Total	32,100	31,500	31,000

	Bank
	2008	2007	2006
	£m	£m	£m
Wages, salaries and other staff costs	467	474	429
Social security costs	32	30	29
Pension costs
– defined benefit schemes (see Note 4)	(65)	83	168
– defined contribution schemes	3	1	—
Staff costs	437	588	626

The average number of persons employed by the Bank during the year, excluding temporary staff, was 20,400 (2007 – 20,000; 2006 – 20,700). The number of persons employed by the Bank at 31 December, excluding temporary staff, was as follows:

	Bank
	2008	2007	2006
UK Retail & Commercial Banking	19,900	19,000	19,600
Asia Retail & Commercial Banking	700	700	700
Total	20,600	19,700	20,300

All of  the above are employed in the UK.

Notes on the accounts continued

4   Pension costs
Members of the Group sponsor a number of pension schemes in the UK and overseas, predominantly of the defined benefit type, whose assets are independent of the Group’s finances. Defined benefit pensions generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006 the defined benefit section of The Royal Bank of Scotland Group Pension Fund (‘Main scheme’) has been closed to new entrants.

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

Interim valuations of the Group’s schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Group			Bank
Principal actuarial assumptions at 31 December (weighted average)	2008	2007	2006	2008	2007	2006
Discount rate	6.4%	6.0%	5.3%	6.5%	6.0%	5.3%
Expected return on plan assets	7.0%	6.9%	6.9%	7.1%	6.9%	6.9%
Rate of increase in salaries*	3.8%	4.4%	4.1%	4.0%	4.5%	4.2%
Rate of increase in pensions in payment	2.6%	3.2%	2.9%	2.7%	3.2%	2.9%
Inflation assumption	2.6%	3.2%	2.9%	2.7%	3.2%	2.9%
* Rate of increase in salaries in the Main scheme assumed to be 2.0% over the next two years.

	Group			Bank
Major classes of plan assets as a percentage of total plan assets	2008	2007	2006	2008	2007	2006
Equities	58.0%	61.1%	60.5%	59.4%	61.0%	60.5%
Index-linked bonds	17.4%	17.5%	16.7%	18.0%	18.2%	17.3%
Government fixed interest bonds	2.0%	1.7%	3.0%	1.2%	1.2%	2.5%
Corporate and other bonds	18.1%	14.9%	13.8%	18.5%	15.1%	14.0%
Property	4.2%	4.1%	4.6%	3.7%	3.8%	4.3%
Cash and other assets	0.3%	0.7%	1.4%	(0.8%)	0.7%	1.4%

Ordinary shares of the ultimate holding company with a fair value of £15 million (2007 – £65 million; 2006 – £87 million) are held by the Group’s pension schemes together with holdings of other financial instruments issued by the Group with a value of £421 million (2007 – £606 million; 2006 – £258 million).

The expected return on plan assets at 31 December 2008 is based upon the weighted average of the following assumed returns on the major classes of plan assets:

	Group			Bank
	2008	2007	2006	2008	2007	2006
Equities	8.4%	8.1%	8.1%	8.4%	8.1%	8.1%
Index-linked bonds	3.9%	4.5%	4.5%	3.9%	4.5%	4.5%
Government fixed interest bonds	4.3%	4.5%	4.5%	3.9%	4.5%	4.5%
Corporate and other bonds	6.1%	5.5%	5.3%	6.1%	5.5%	5.3%
Property	6.0%	6.3%	6.3%	6.1%	6.3%	6.3%
Cash and other assets	3.4%	4.6%	4.6%	2.5%	4.6%	4.6%

Post-retirement mortality assumptions (Main scheme)	2008	2007	2006
Longevity at age 60 for current pensioners (years)
Males	26.1	26.0	26.0
Females	26.9	26.8	28.9

Longevity at age 60 for future pensioners (years)
Males	28.1	28.1	26.8
Females	28.2	28.2	29.7

	Group			Bank
		Present			Present
		value of	Net		value of	Net
	Fair value	defined	pension	Fair value	defined	pension
	of plan	benefit	deficit/	of plan	benefit	deficit/
	assets	obligations	(surplus)	assets	obligations	(surplus)
Changes in value of net pension liability	£m	£m	£m	£m	£m	£m
At 1 January 2007	18,213	20,006	1,793	17,374	18,986	1,612
Currency translation and other adjustments	40	49	9	—	—	—
Income statement:
Expected return	1,242	—	(1,242)	1,182	—	(1,182)
Interest cost	—	1,060	1,060	—	1,008	1,008
Current service cost	—	610	610	—	566	566
Less: direct contributions from other scheme members	—	(316)	(316)	—	(328)	(328)
Past service cost	—	20	20	—	19	19
	1,242	1,374	132	1,182	1,265	83
Actuarial gains and losses	150	(1,967)	(2,117)	163	(1,938)	(2,101)
Transfer from fellow subsidiary	30	30	—	30	30	—
Contributions by employer	117	—	(117)	69	—	(69)
Contributions by other scheme members	335	335	—	348	348	—
Contributions by plan participants	4	4	—	—	—	—
Benefits paid	(579)	(579)	—	(552)	(552)	—
Expenses included in service cost	(39)	(39)	—	(39)	(39)	—
At 31 December 2007	19,513	19,213	(300)	18,575	18,100	(475)
Unrecognised actuarial gains			(1,622)			(1,599)
Retirement benefit liabilities at 31 December 2007			1,322			1,124
Unfunded schemes liabilities included in post-retirement benefit liabilities			28			15

Notes on the accounts continued

4 Pension costs (continued)
	Group			Bank
		Present			Present
		value of	Net		value of	Net
	Fair value	defined	pension	Fair value	defined	pension
	of plan	benefit	deficit/	of plan	benefit	deficit/
	assets	obligations	(surplus)	assets	obligations	(surplus)
Changes in value of net pension liability	£m	£m	£m	£m	£m	£m
At 1 January 2008	19,513	19,213	(300)	18,575	18,100	(475)
Currency translation and other adjustments	389	450	61	—	—	—
Income statement:
Expected return	1,338	—	(1,338)	1,271	—	(1,271)
Interest cost	—	1,145	1,145	—	1,080	1,080
Current service cost	—	491	491	—	437	437
Less: direct contributions from other scheme members	—	(319)	(319)	—	(332)	(332)
Past service cost	—	23	23	—	21	21
	1,338	1,340	2	1,271	1,206	(65)
Actuarial gains and losses	(5,089)	(3,527)	1,562	(4,784)	(3,390)	1,394
Disposal of subsidiaries	—	(3)	(3)	—	—	—
Contributions by employer	154	—	(154)	78	—	(78)
Contributions by other scheme members	306	306	—	319	319	—
Contributions by plan participants	5	5	—	—	—	—
Benefits paid	(660)	(660)	—	(631)	(631)	—
Expenses included in service cost	(24)	(24)	—	(24)	(24)	—
At 31 December 2008	15,932	17,100	1,168	14,804	15,580	776
Unrecognised actuarial gains			30			206
Retirement benefit liabilities at 31 December 2008			1,198			982
Unfunded schemes liabilities included in post-retirement benefit liabilities			29			14

The Group expects to contribute £460 million (Bank — £385 million) to its defined benefit pension schemes in 2009.

			Group					Bank
	2008	2007	2006	2005	2004	2008	2007	2006	2005	2004
History of defined benefits schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	15,932	19,513	18,213	16,697	14,236	14,804	18,575	17,374	15,914	13,569
Present value of defined benefit obligations	17,100	19,213	20,006	20,174	17,894	15,580	18,100	18,986	19,105	16,922
Net (deficit)/surplus	(1,168)	300	(1,793)	(3,477)	(3,658)	(776)	475	(1,612)	(3,191)	(3,353)
Experience losses on plan liabilities	(73)	(209)	(7)	(55)	(611)	(55)	(256)	(4)	(41)	(624)
Experience (losses)/gains on plan assets	(5,089)	150	570	1,639	403	(4,784)	163	552	1,556	392
Actual return on pension schemes assets	(3,751)	1,392	1,593	2,611	1,283	(3,513)	1,345	1,574	2,486	1,230

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions:

	Group				Bank
	Increase/(decrease)		Increase/(decrease)		Increase/(decrease)		Increase/(decrease)
	in pension cost for the year		in obligation at 31 December		in pension cost for the year		in obligation at 31 December
	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m
25 bps increase in the discount rate	(42)	(45)	(754)	(929)	(37)	(41)	(696)	(874)
25 bps increase in inflation	85	89	686	859	77	83	624	800
25 bps additional rate of increase
in pensions in payment	45	46	417	495	41	43	383	461
25 bps additional rate of increase
in deferred pensions	8	5	98	116	8	5	94	113
25 bps additional rate of increase in salaries	32	38	190	237	28	35	168	216
Longevity increase of 1 year	34	34	335	420	31	31	302	390

5 Auditors' remuneration

Amounts paid to the auditors for statutory audit and other services were as follows:

	Group
	2008	2007
	£m	£m
Audit services
— Statutory audit	2.7	2.2
— audit related regulatory reporting	0.1	0.1
	2.8	2.3
Tax Fees	0.2	--
All other services	0.3	1.0
Total	3.3	3.3

6 Tax

	Group
	2008	2007	2006
	£m	£m	£m
Current taxation:
Charge for the year	677	989	1,095
Over provision in respect of prior periods	(164)	(71)	(251)
Relief for overseas taxation	—	(76)	—
	513	842	844
Deferred taxation:
Credit for the year	(4)	(60)	(42)
Under/(over) provision in respect of prior periods	90	(14)	29
Tax charge for the year	599	768	831

The actual tax charge differs from the expected tax charge computed by applying the average rate of UK Corporation Tax of 28.5% (2007 — 30%; 2006 — 30%) as follows:

	2008	2007	2006
	£m	£m	£m
Expected tax charge	325	926	1,037
Non-deductible goodwill impairment	165	—	—
Other non-deductible items	78	52	157
Non-taxable items	(32)	(178)	(35)
Taxable foreign exchange movements	149	(3)	(106)
Group relief at non-standard rates	(16)	94	13
Foreign profits taxed at other rates	(1)	(57)	(23)
(Increase)/decrease in deferred tax asset following change in the rate of UK Corporation Tax	(2)	18	—
Unutilised losses brought forward and carried forward	7	1	10
Adjustments in respect of prior periods	(74)	(85)	(222)
Actual tax charge for the year	599	768	831

The effective tax rate for the year was 52.5% (2007 — 24.9%; 2006 — 24.0%) .

Notes on the accounts continued

7 Dividends to preference shareholders
		Group
	2008	2007	2006
	£m	£m	£m
9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series B	—	—	11
Non-cumulative dollar preference shares, Series C	12	12	12
	25	25	36

Note:

(1) In accordance with IAS 32, the Group's preference shares are included in subordinated liabilities and the related finance cost in interest payable.

8 Ordinary dividends

		Group
	2008	2007	2006
	£m	£m	£m
Ordinary dividend paid to the parent company	1,000	1,850	1,500

9 Profit dealt with in the accounts of the Bank
As permitted by section 230(3) of the Companies Act 1985, no income statement for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders, £1,387 million (2007 — £3,210 million; 2006 — £1,688 million) has been dealt with in the accounts of the Bank.

10 Financial instruments
Classification
The following tables analyse the Group's financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

				Group
		Designated
		as at fair					Non
		value			Other		financial
	Held-for-	through	Available-	Loans and	(amortised	Finance	assets/
	trading	profit or loss	for-sale	receivables	cost)	leases	liabilities	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,285		—		1,285
Loans and advances to banks (1)	11,432	302	—	54,500		—		66,234
Loans and advances to customers (2)	2,883	—	—	195,080		304		198,267
Debt securities (3)	32,357	21	3,615	—		—		35,993
Equity shares	109	22	998	—		—		1,129
Settlement balances	—	—	—	4,117		—		4,117
Derivatives	8,895	—	—	—		—		8,895
Intangible assets							815	815
Property, plant and equipment							1,970	1,970
Deferred taxation							496	496
Prepayments, accrued income
and other assets	—	—	—	32		—	1,986	2,018
	55,676	345	4,613	255,014		304	5,267	321,219
Liabilities
Deposits by banks (4)	22,610	—			31,023	—		53,633
Customer accounts (5, 6)	20,561	2,291			177,532	—		200,384
Debt securities in issue (7)	75	—			17,137	—		17,212
Settlement balances
and short positions	11,241	—			1,850	—		13,091
Derivatives	8,066	—			—	—		8,066
Accruals, deferred income
and other liabilities	—	—			532	5	3,495	4,032
Retirement benefit liabilities							1,198	1,198
Deferred taxation							46	46
Subordinated liabilities (8)	1,224	—			8,875	—	—	10,099
	63,777	2,291			236,949	5	4,739	307,761
Equity								13,458
								321,219

Notes on the accounts continued

10 Financial instruments (continued)

	Group
		Designated
		as at fair					Non
		value			Other		financial
	Held-for-	through	Available-	Loans and	(amortised	Finance	assets/
	trading	profit or loss	for-sale	receivables	cost)	leases	liabilities	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,363		—		1,363
Loans and advances to banks (1)	17,912	237	—	53,300		—		71,449
Loans and advances to customers (2)	13,642	1,280	—	173,603		451		188,976
Debt securities (3)	33,955	154	3,828	—		—		37,937
Equity shares	152	32	926	—		—		1,110
Settlement balances	—	—	—	2,700		—		2,700
Derivatives	3,575	—	—	—		—		3,575
Intangible assets							1,244	1,244
Property, plant and equipment							1,514	1,514
Deferred taxation							521	521
Prepayments, accrued income
and other assets	—	—	—	19		—	1,874	1,893
	69,236	1,703	4,754	230,985		451	5,153	312,282
Liabilities
Deposits by banks (4)	17,255	—			27,606	—		44,861
Customer accounts (5, 6)	15,341	1,661			188,517	—		205,519
Debt securities in issue (7)	—	—			20,923	—		20,923
Settlement balances
and short positions	12,437	—			2,518	—		14,955
Derivatives	3,251	—			—	—		3,251
Accruals, deferred income
and other liabilities	—	—			465	4	2,912	3,381
Retirement benefit liabilities							1,322	1,322
Deferred taxation							36	36
Subordinated liabilities (8)	—	—			5,932	—	—	5,932
	48,284	1,661			245,961	4	4,270	300,180
Equity								12,102
								312,282

Notes:

(1)
Includes reverse repurchase agreements of £3,882 million (2007 — £8,487 million), items in the course of collection from other banks of £2,107 million (2007 — £2,296 million), amounts due from holding company of £53,781 million (2007 — £54,006 million) and amounts due from fellow subsidiaries of £404 million (2007 — £1,175 million).

(2)
Includes reverse repurchase agreements of £5,202 million (2007 — £15,557 million), amounts due from fellow subsidiaries of £40,970 million (2007 — £35,880 million) and amounts due from holding company of nil (2007 — £912 million).

(3)	Includes treasury bills and similar securities of £382 million (2007 — £134 million) and other eligible bills of £54 million (2007 — £1,887 million).

(4)
Includes repurchase agreements of £12,027 million (2007 — £13,139 million), items in the course of transmission to other banks of £545 million (2007 — £714 million), amounts due to holding company of £34,401 million (2007 — £27,884 million) and amounts due to fellow subsidiaries of £881 million (2007 — £58 million).

(5)
Includes repurchase agreements of £23,985 million (2007 — £30,239 million), amounts due to fellow subsidiaries of £6,741 million (2007 — £7,583 million) and amounts due to holding company of nil (2007 — £181 million).

(6)
The carrying amount of other customer accounts designated as at fair value through profit and loss is £81 million lower (2007 — £69 million greater) than the principal amount.  No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(7)	Comprises bonds and medium term notes of £11,574 million (2007 — £6,101 million) and certificates of deposit and other commercial paper of £5,638 million (2007 — £14,822 million).

(8)	Includes amounts due to holding company of £4,293 million (2007 — £1,173 million).

(9)
During 2008 the Group reclassified financial assets from the held-for-trading and available-for-sale categories into loans and receivables category and from held-for-trading category into the available-for-sale category (see page 105).

The following tables analyse the Bank’s financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Bank
		Designated
		as at fair					Non
		value				Other	financial
	Held-for-	through	Hedging	Available-	Loans and	(amortised	assets/
	trading	profit or loss	derivatives	for-sale	receivables	cost)	liabilities	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	838			838
Loans and advances to banks (1)	111	302		—	22,733			23,146
Loans and advances to customers (2)	302	—		—	124,391			124,693
Debt securities	—	—		41	—			41
Equity shares	—	—		6	—			6
Investment in Group undertakings	—	—		—	—		7,339	7,339
Derivatives	4,897	—	—	—	—		—	4,897
Intangible assets							401	401
Property, plant and equipment							883	883
Deferred taxation							400	400
Prepayments, accrued income
and other assets	—	—		—	—		674	674
	5,310	302	—	47	147,962		9,697	163,318
Liabilities
Deposits by banks (3)	311	—				8,225		8,536
Customer accounts (4, 5)	500	302				129,893		130,695
Debt securities in issue (6)	—	—				15		15
Derivatives	5,325	—	918			—		6,243
Accruals, deferred income
and other liabilities						—	1,407	1,407
Retirement benefit liabilities							982	982
Subordinated liabilities	—	—				7,860	—	7,860
	6,136	302	918	—	—	145,993	2,389	155,738
Equity								7,580
								163,318

Notes on the accounts continued

10 Financial instruments (continued)

	Bank
		Designated
		as at fair					Non
		value				Other	financial
	Held-for-	through	Hedging	Available-	Loans and	(amortised	assets/
	trading	profit or loss	derivatives	for-sale	receivables	cost)	liabilities	Total
2007	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	1,006			1,006
Loans and advances to banks (1)	116	17		—	27,163			27,296
Loans and advances to customers (2)	355	—		—	115,277			115,632
Debt securities	—	—		31	—			31
Equity shares	—	—		18	—			18
Investment in Group undertakings	—	—		—	—		6,052	6,052
Derivatives	1,523	—	65	—	—		—	1,588
Intangible assets							375	375
Property, plant and equipment							908	908
Deferred taxation							321	321
Prepayments, accrued income
and other assets	—	—		—	—		558	558
	1,994	17	65	49	143,446		8,214	153,785
Liabilities
Deposits by banks (3)	735	—				5,589		6,324
Customer accounts (4, 5)	107	170				131,971		132,248
Debt securities in issue (6)	—	—				9		9
Derivatives	1,318	—	34			—		1,352
Accruals, deferred income
and other liabilities	—	—				—	1,091	1,091
Retirement benefit liabilities							1,124	1,124
Subordinated liabilities	—	—				4,244	—	4,244
	2,160	170	34			141,813	2,215	146,392
Equity								7,393
								153,785

Notes:

(1)
Includes items in the course of collection from other banks of £2,022 million (2007 — £2,206 million), amounts due from holding company of £18,707 million (2007 — £22,749 million), amounts due from fellow subsidiaries of £534 million (2007 — £383 million) and amounts due from subsidiaries of £333 million (2007 — £553 million).

(2)
Includes amounts due from fellow subsidiaries of £40,920 million (2007 — £35,500 million), amounts due from subsidiaries of £4,142 million (2007 — £3,095 million) and amounts due from holding company of nil (2007 — £335 million).

(3)
Includes items in the course of transmission to other banks of £532 million (2007 — £764 million), amounts due to holding company of £1,259 million (2007 — £1,908 million), amounts due to fellow subsidiaries of £4,316 million (2007 — £1,721 million) and amounts due to subsidiaries of £295 million (2007 — £636 million).

(4)
Includes amounts due to fellow subsidiaries of £6,293 million (2007 — £7,360 million), amounts due to subsidiaries of £3,558 million (2007 — £1,461 million) and amounts due to holding company of nil (2007 — £181 million).

(5)
The carrying amount of other customer accounts designated as at fair value through profit and loss is £8 million lower (2007 — £17 million greater) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movement in the period in the credit risk premium payable.

(6)	Comprises bonds and medium term notes of £15 million (2007 — £9 million).

Valuation of financial instruments
Control environment

The Group’s control environment for the determination of the fair value of financial instruments has been designed to ensure there are formalised review protocols for independent review and validation of fair values separate from those businesses entering into the transactions. This includes specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification for both proprietary and counterparty risk trades. The Group ensures special attention is given to bespoke transactions, structured products, illiquid products, and other assets which are difficult to price.

The business entering into the transaction is responsible for the initial determination and recording of the fair value of the transaction. There are daily controls over the profit or loss recorded by trading and treasury front office traders.

A key element of the control environment, segregated from the recording of the transaction’s valuation, is the independent price verification (IPV) process. Valuations are first calculated by the business which entered into the transaction. Such valuations may be direct prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by the IPV process. This process involves a team, independent of those trading the financial instruments, reviewing valuations in the light of available pricing evidence. IPV is performed at a frequency to match the availability of independent data, and the size of the Group’s exposure. For liquid instruments the process is performed daily. The minimum frequency of review in GBM is monthly for regulatory trading book positions, and six monthly for regulatory banking book positions. The IPV control includes formalised reporting and escalation of any valuation differences in breach of defined thresholds. In addition, within GBM, there is a dedicated team (the Global Pricing Unit) which determines IPV policy, monitors adherence to policy, and performs additional independent review on highly subjective valuation issues.

In GBM, when models are used to value products, those models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group’s exposure. A key element of the control environment over model use in GBM is a review committee which comprises of valuations experts from several functions within GBM. The committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the Group’s quantitative research centre. This centre, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and (where appropriate), considers alternative modelling approaches.

GBM also maintains a valuation control committee that meets formally on a monthly basis to discuss and review escalated items and to consider highly complex and subjective valuation matters. The committee includes valuation specialists representing several independent review functions (including market risk, quantitative research and finance) and senior members of the Group’s front office trading businesses.

Certain financial instruments have become more difficult and subjective to value and have therefore been transferred to a centrally managed asset unit, to separate them from business as usual activities and to allow dedicated focus on the management and valuation of the exposures. The unit has a valuation committee comprising senior representatives of the trading function, risk management and GBM Global Pricing Unit which meets regularly and is responsible for monitoring, assessing and enhancing the adequacy of the valuation techniques being adopted for these instruments.

Valuation techniques

The Group uses a number of methodologies to determine the fair value of financial instruments for which observable prices in active markets for identical instruments are not available. These techniques include: relative value methodologies based on observable prices for similar instruments; present value approaches where future cash flows from the asset or liability are estimated and then discounted using a risk-adjusted interest rate; and Black-Scholes, Monte-Carlo and bi-nominal option pricing models. The principal inputs to these valuation techniques are listed below. Values between and beyond available data points are obtained by interpolation and extrapolation.

•	Bond prices — quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

•
Credit spreads — where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates — these are principally benchmark interest rates such as the London Inter-Bank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

•	Foreign currency exchange rates — there are observable markets both spot and forward and in futures in the world’s major currencies.

•	Equity and equity index prices — quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.

•	Commodity prices — many commodities are actively traded in spot, forward and futures on exchanges in London, New York and other commercial centres.

•
Price volatilities and correlations — volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the value of certain products such as derivatives with more than one underlying variable that is correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

Notes on the accounts continued

10 Financial instruments (continued)

•
Prepayment rates — the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets the Group incorporates the value of the prepayment option.

•
Counterparty credit spreads — adjustment is made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price or parameter; for example many OTC derivative price quotations are for transactions with a counterparty with an AA credit rating.

•
Recovery rates/loss given default — these are used as an input to valuation models for ABS and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

In order to determine a reliable fair value, where appropriate, the Group applies valuation adjustments to the pricing information derived from the above sources. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting a price, to the extent that these factors have not already been included in the information from the above sources. Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, the Group may determine a range of possible valuations based upon differing and stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to correct model valuations for any known limitations. In addition, the Group makes adjustments to defer income for financial instruments valued at inception where the valuation of that financial instrument materially depends on one or more unobservable model inputs.

The Group refines and modifies its valuation techniques as markets and products develop and the pricing for individual products become more or less readily available. Whilst the Group believes its valuation techniques are appropriate and consistent with other market participants, the use of different methodologies or assumptions could result in different estimates of fair value at the balance sheet date.

Valuation hierarchy
The table below shows the financial instruments carried at fair value by valuation method.

	2008				2007
	Level 1(1)	Level 2 (2)	Level 3 (3)	Total	Level 1(1)	Level 2 (2)	Level 3(3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Fair value through profit or loss:
Loans and advances to banks	—	11.7	—	11.7	—	18.1	—	18.1
Loans and advances to customers	—	2.5	0.4	2.9	—	12.7	2.2	14.9
Debt securities	8.2	23.7	0.5	32.4	12.4	21.6	0.1	34.1
Equity shares	—	—	0.1	0.1	—	—	0.2	0.2
Derivatives	0.1	7.7	1.1	8.9	0.1	3.5	—	3.6
	8.3	45.6	2.1	56.0	12.5	55.9	2.5	70.9
Available-for-sale:
Debt securities	2.5	1.1	—	3.6	2.3	1.5	—	3.8
Equity shares	—	0.5	0.5	1.0	0.1	—	0.9	1.0
	2.5	1.6	0.5	4.6	2.4	1.5	0.9	4.8
	10.8	47.2	2.6	60.6	14.9	57.4	3.4	75.7

	2008				2007
	Level 1(1)	Level 2 (2)	Level 3 (3)	Total	Level 1(1)	Level 2 (2)	Level 3(3)	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Liabilities
Fair value through profit or loss:
Deposits by banks and customers	—	45.5	—	45.5	—	34.2	—	34.2
Debt securities in issue	—	0.1	—	0.1	—	—	—	—
Short positions	9.9	1.3	—	11.2	11.7	0.7	—	12.4
Derivatives	0.3	7.7	0.1	8.1	0.3	3.0	—	3.3
Other financial liabilities (4)	—	1.1	0.1	1.2	—	—	—	—
	10.2	55.7	0.2	66.1	12.0	37.9	—	49.9

Notes:

(1)
Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes listed equity shares, certain exchange-traded derivatives, G10 government securities and certain US agency securities.

(2)	Valued using techniques based significantly on observable market data. Instruments in this category are valued using:

(a)	quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or

(b)	valuation techniques where all the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include most government agency securities, investment-grade corporate bonds, certain mortgage products, certain bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, and certain money market securities and most OTC derivatives.

(3)
Instruments in this category have been valued using a valuation technique where at least one input (which could have a significant effect on the instrument’s valuation) is not based on observable data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

(4)	Other financial liabilities comprise subordinated liabilities.

Level 3 portfolios
Portfolios whose fair values are based on valuation techniques incorporating information other than observable market data and related sensitivity analysis principally relating to the Bank’s broker-dealer subsidiary at 31 December 2008 are discussed below.

Loans and advances to customers’ commercial mortgages
These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by GBM for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternative assumptions for credit spreads (taking into account all other applicable factors) would reduce the fair value of these mortgages of £0.4 billion by up to £10 million or increase the fair value by up to £10 million.

 Commercial mortgage backed securities (CMBS)
CMBS is valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

For senior CMBS and subordinated tranches, the Group determined that the most sensitive input to reasonably possible alternatives valuation is probability of default and yield respectively. Using reasonably possible alternative assumptions for these inputs, the fair value of CMBS of £0.5 billion would be £20 million lower or £20 million higher.

Equity shares
£0.5 billion relates to investments in fellow subsidiaries held by the Bank.

Derivatives
Derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Unobservable inputs used are based on estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data. Using reasonably possible alternative assumptions the fair value of level 3 derivative assets of £1.1 billion would be reduced by £80 million or increased by £80 million.

Notes on the accounts continued

10 Financial instruments (continued)
Reclassification of financial instruments

As discussed in accounting policies on page 81, during 2008 the Group reclassified financial assets from the held-for-trading (HFT) category into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended).

The turbulence in the financial markets during the second half of 2008 was regarded by management as rare circumstances in the context of paragraph 50B of IAS 39 as amended.

The balance sheet values of these assets, the effect of the reclassification on the income statement for the period from the date of reclassification to 31 December 2008 and the gains and losses relating to these assets recorded in the income statement for the years ended 31 December 2008, 2007 and 2006 were as follows:

						2008					2007	2006
	2008 — on reclassification			31 December 2008			After reclassification
Gains/(losses)
						Gains/(losses)					recognised in
						up to the			Gains/	Amount	the income
		Effective	Expected			date of			(losses)	that would	statement
	Carrying	interest	cash	Carrying	Fair	reclassi-		Impairment	in AFS	have been	in prior
	value	rate	flows	value	value	fication	Income	losses	reserves	recognised	periods
	£m	%	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR:
Loans:
Corporate loans	166	9.00	622	202	202	(21)	3	—	—	3	2	—

		Group
	2008	2007	2006
Amounts included in the income statement	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	2	19	116
Gains on disposal or settlement of loans and receivables	—	—	1

Fair value of financial instruments not carried at fair value
The following table shows the carrying values and the fair values of financial instruments on the balance sheets at amortised cost.

		Group				Bank
	2008	2008	2007	2007	2008	2008	2007	2007
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Cash and balances at central banks	1,285	1,285	1,363	1,363	838	838	1,006	1,006
Loans and advances to banks
Loans and receivables	54,500	54,475	53,300	53,293	22,733	22,708	27,163	27,164
Loans and advances to customers
Loans and receivables	195,080	188,090	173,603	173,554	124,391	120,165	115,277	115,250
Finance leases	304	314	451	458	—	—	—	—
Settlement balances	4,117	4,117	2,700	2,700	—	—	—	—

Financial liabilities
Deposits by banks	31,023	31,022	27,606	27,606	8,225	8,224	5,589	5,590
Customer accounts	177,532	177,532	188,517	188,502	129,893	129,884	131,971	131,967
Debt securities in issue	17,137	16,087	20,923	20,943	15	15	9	9
Subordinated liabilities	8,875	8,178	5,932	5,842	7,860	7,163	4,244	4,214
Settlement balances and short positions	1,850	1,850	2,518	2,518	—	—	—	—

Notes:

(1)   Financial assets and financial liabilities for which carrying amount approximates to fair value because they are of short maturity.

(2)   Fair values are estimated by discounting expected future cash flows; using current interest rates and making adjustments for credit.

(3)   The fair value of deposits repayable on demand is equal to their carrying value.  The fair value of other deposits by banks and customer accounts is estimated by discounting expected future cash flows at current rates and adjusting, where appropriate, for the Group’s own credit spread.  The fair value of many of these instruments approximates to their carrying value because they are of short maturity or reprice frequently.

(4)   The fair value of short-term debt securities in issue is close to their carrying value.  The fair value of other debt securities in issue is based on quoted prices; where these are unavailable fair value is estimated using other valuation techniques.

(5)   The fair value of subordinated liabilities in issue is based on quoted prices; where these are unavailable fair value is estimated using other valuation techniques.

Notes on the accounts continued

10 Financial instruments (continued)
Remaining maturity

The following tables show the residual maturity of financial instruments, based on contractual date of maturity.

			Group
		2008			2007
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	1,283	2	1,285	1,363	—	1,363
Loans and advances to banks	62,423	3,811	66,234	69,783	1,666	71,449
Loans and advances to customers	110,546	87,721	198,267	117,090	71,886	188,976
Debt securities	5,797	30,196	35,993	5,463	32,474	37,937
Equity shares	—	1,129	1,129	—	1,110	1,110
Settlement balances	4,117	—	4,117	2,700	—	2,700
Derivatives	2,719	6,176	8,895	1,230	2,345	3,575

Liabilities
Deposits by banks	50,793	2,840	53,633	42,978	1,883	44,861
Customer accounts	195,111	5,273	200,384	201,014	4,505	205,519
Debt securities in issue	8,364	8,848	17,212	10,429	10,494	20,923
Settlement balances and short positions	2,691	10,400	13,091	3,444	11,511	14,955
Derivatives	2,308	5,758	8,066	1,315	1,936	3,251
Subordinated liabilities	1,050	9,049	10,099	195	5,737	5,932
			Bank
		2008			2007
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	838	—	838	1,006	—	1,006
Loans and advances to banks	23,033	113	23,146	27,058	238	27,296
Loans and advances to customers	81,196	43,497	124,693	78,387	37,245	115,632
Debt securities	41	—	41	30	1	31
Equity shares	—	6	6	—	18	18
Derivatives	1,216	3,681	4,897	319	1,269	1,588

Liabilities
Deposits by banks	7,462	1,074	8,536	5,733	591	6,324
Customer accounts	128,599	2,096	130,695	129,787	2,461	132,248
Debt securities in issue	15	—	15	—	9	9
Derivatives	1,081	5,162	6,243	302	1,050	1,352
Subordinated liabilities	856	7,004	7,860	106	4,138	4,244

The following tables show the contractual undiscounted cash flows payable on financial liabilities up to a period of 20 years including future payments of interest.

On balance sheet liabilities

			Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Deposits by banks	25,194	3,198	2,046	509	319	4
Customer accounts	171,888	4,319	2,498	1,540	153	24
Debt securities in issue	8,482	3,131	1,185	1,105	445	742
Subordinated liabilities	227	1,536	2,257	824	3,869	2,468
Other financial liabilities	2,382	—	—	—	4	—
	208,173	12,184	7,986	3,978	4,790	3,238

2007
Deposits by banks	24,056	2,489	808	270	138	3
Customer accounts	184,228	2,881	2,515	893	252	81
Debt securities in issue	9,074	2,769	4,455	4,208	1,460	—
Subordinated liabilities	102	985	1,807	542	2,145	1,622
Settlement balances and other liabilities	2,983	—	—	—	1	2
	220,443	9,124	9,585	5,913	3,996	1,708

			Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2008	£m	£m	£m	£m	£m	£m
Deposits by banks	6,332	798	948	11	157	—
Customer accounts	128,925	593	741	7	—	—
Debt securities in issue	—	15	—	—	—	—
Derivatives held for hedging	10	57	125	95	203	366
Subordinated liabilities	178	1,055	1,892	752	3,816	2,432
	135,445	2,518	3,706	865	4,176	2,798

2007
Deposits by banks	5,123	91	353	7	84	—
Customer accounts	130,693	393	1,344	111	—	—
Debt securities in issue	—	9	—	—	—	—
Derivatives held for hedging	1	4	11	6	9	12
Subordinated liabilities	62	685	1,184	340	1,074	1,622
	135,879	1,182	2,892	464	1,167	1,634

The tables above show the timing of cash outflows to settle financial liabilities. They have been prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years – the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading liabilities – held-for-trading liabilities amounting to £63.8 billion (2007 – £48.3 billion) for the Group and £6.1 billion (2007 – £2.2 billion) for the Bank have been excluded from the table in view of their short term nature.

Notes on the accounts continued

11   Past due and impaired financial assets
The following tables show the movement in the provision for impairment losses for loans and advances.

	Group
	Individually	Collectively		Total
	assessed	assessed	Latent	2008	2007	2006
	£m	£m	£m	£m	£m	£m
At 1 January	296	1,787	257	2,340	2,061	2,031
Currency translation and other adjustments	65	(1)	1	65	41	(25)
Amounts written-off	(141)	(651)	—	(792)	(617)	(801)
Recoveries of amounts previously written-off	10	52	—	62	94	71
Charged to the income statement	430	899	22	1,351	848	852
Unwind of discount	(23)	(77)	—	(100)	(87)	(67)
At 31 December (1)	637	2,009	280	2,926	2,340	2,061

Note:
(1)   The provision for impairment losses at 31 December 2008 includes £2 million relating to loans and advances to banks (2007 – £2 million; 2006 – £2 million).

			Bank
	Individually	Collectively		Total
	assessed	assessed	Latent	2008	2007	2006
	£m	£m	£m	£m	£m	£m
At 1 January	182	1,596	143	1,921	1,707	1,673
Currency translation and other adjustments	7	—	(1)	6	13	(21)
Amounts written-off	(135)	(604)	—	(739)	(541)	(702)
Recoveries of amounts previously written-off	10	45	—	55	71	58
Charged to the income statement	142	775	12	929	742	754
Unwind of discount	(5)	(64)	—	(69)	(71)	(55)
At 31 December	201	1,748	154	2,103	1,921	1,707

		Group
Impairment losses charged to the income statement	2008	2007	2006
	£m	£m	£m

Loans and advances to customers	1,351	848	852
Equity shares	11	1	—
	1,362	849	852

		Group
	2008	2007	2006
	£m	£m	£m
Gross income not recognised but which would have been
recognised under the original terms of non-accrual and restructured loans
Domestic	243	200	225
Foreign	108	10	24
	351	210	249

Interest on non-accrual and restructured loans included in net interest income
Domestic	78	75	68
Foreign	22	12	9
	100	87	77

The following tables show analyses of impaired financial assets.

	2008			2007
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
Group	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and advances to banks (1)	2	2	—	2	2	—
Loans and advances to customers (2)	6,070	2,644	3,426	3,297	2,081	1,216
Equity shares (1)	14	7	7	10	2	8
	6,086	2,653	3,433	3,309	2,085	1,224

	2008			2007
			Net book			Net book
	Cost	Provision	value	Cost	Provision	value
Bank	£m	£m	£m	£m	£m	£m
Impaired financial assets
Loans and advances to customers (3)	3,135	1,949	1,186	2,634	1,778	856

Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £2,654 million (2007 – £539 million).
(3)	Impairment provisions individually assessed on balances of £404 million (2007 – £270 million).

The Group and Bank hold collateral in respect of certain loans and advances to banks and to customers that are past due or impaired. Such collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

The following table shows financial and non-financial assets, recognised on the Group's balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	Group		Bank
	2008	2007	2008	2007
	£m	£m	£m	£m
Cash	28	3	28	3

In general, the Group seeks to dispose of property and other assets obtained by taking possession of collateral that are not readily convertible into cash as rapidly as the market for the individual asset permits.

The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	Group					Bank
				Past due					Past due
	Past due	Past due	Past due	90 days		Past due	Past due	Past due	90 days
	1-29 days	30-59 days	60-89 days	or more	Total	1-29 days	30-59 days	60-89 days	or more	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2008	2,909	743	500	1,000	5,152	1,151	302	207	556	2,216

2007	2,285	569	381	89	3,324	1,213	357	176	40	1,786

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to £127 million (Bank – £127 million) as at 31 December 2008 (2007: Group – £169 million; Bank – £167 million).

Notes on the accounts continued

12   Derivatives
Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

	Group
		2008			2007
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	41	1,916	1,424	36	378	478
Currency swaps	7	404	824	30	513	504
Options purchased	5	267	—	4	122	—
Options written	4	—	266	3	—	122

Interest rate contracts
Interest rate swaps	264	4,490	4,927	204	1,852	1,854
Options purchased	34	407	—	79	89	—
Options written	28	—	162	68	—	37
Futures and forwards	63	—	6	24	—	—

Credit derivatives	242	1,376	447	9	464	256

Equity and commodity contracts	1	35	10	1	157	—
		8,895	8,066		3,575	3,251
Amounts above include:
Due from/to holding company		5,647	6,132		1,711	2,000
Due from/to fellow subsidiaries		8	1		4	—

	Bank
	2008			2007
	Notional			Notional
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	16	954	883	13	226	164
Currency swaps	3	206	282	3	207	100
Options purchased	4	259	—	4	119	—
Options written	3	—	259	3	—	119

Interest rate contracts
Interest rate swaps	82	3,136	4,753	78	969	954
Options purchased	6	304	—	6	58	—
Options written	2	—	40	3	—	7

Credit derivatives	2	38	26	1	9	8
		4,897	6,243		1,588	1,352

Included in the above are derivatives held for hedging as follows:

	2008		2007
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Fair value hedging:
Interest rate swaps	—	720	65	—

Cash flow hedging:
Interest rate swaps	—	198	—	34

Amounts above include:
Due from/to holding company	2,617	3,621	850	786
Due from/to fellow subsidiaries	—	—	3	—
Due from/to subsidiaries	54	1,517	52	201

The following tables show when the hedged cash flows for the Bank are expected to occur and when they will affect profit or loss.

	2008
Hedged forecast cash flows expected to occur	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Forecast payable cash flows	(5)	(5)	(5)	(5)	(5)	(25)	(51)	(15)	(116)

	2008
Hedged forecast cash flows profit or loss	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Forecast payable cash flows	(5)	(5)	(5)	(5)	(5)	(25)	(51)	(15)	(116)

13   Debt securities

	Group
			Other		Mortgage-
	UK central	US central	central	Bank and	and other
	and local	and local	and local	building	asset backed
	government	government	government	society	securities	(1, 2)	Corporate	Other	Total
2008	£m	£m	£m	£m	£m		£m	£m	£m
Held-for-trading	—	8,157	63	—	20,338		3,799	—	32,357
Designated as at fair value through profit or loss	1	—	—	—	1		17	2	21
Available-for-sale	1,372	—	1,343	713	168		19	—	3,615
	1,373	8,157	1,406	713	20,507		3,835	2	35,993
Available-for-sale
Gross unrealised gains	—	—	24	—	1		—	—	25
Gross unrealised losses	(25)	—	—	(24)	(14)		—	—	(63)
	(25)	—	24	(24)	(13)		—	—	(38)

2007
Held-for-trading	—	10,530	1,924	—	20,277		1,224	—	33,955
Designated as at fair value through profit or loss	5	—	6	122	1		11	9	154
Available-for-sale	1,320	—	940	831	124		60	553	3,828
	1,325	10,530	2,870	953	20,402		1,295	562	37,937
Available-for-sale
Gross unrealised gains	25	—	—	—	—		—	—	25
Gross unrealised losses	—	—	(2)	(26)	—		—	—	(28)
	25	—	(2)	(26)	—		—	—	(3)

Note:
(1)  Includes AAA rated securities issued by US federal agencies of £1,222 million (2007 – £1,389 million) and government sponsored entities of £17,847 million (2007 – £14,723 million) of current year vintage.
(2)  Includes sub-prime RMBS of  £396 million (2007 – £987 million) and Alt-A RMBS of  £229 million (2007 – £1,915 million).

Gross gains of  £14 million (2007 – £1 million) and gross losses of  nil (2007 – £1 million) were realised on the sale of  available-for-sale securities.

	Bank
	2008			2007
	Bank and			Bank and
	building			building
	society	Corporate	Total	society	Corporate	Total
	£m	£m	£m	£m	£m	£m
Available-for-sale	34	7	41	24	7	31

Notes on the accounts continued

14   Equity shares

	Group
	2008			2007
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	7	102	109	12	140	152
Designated as at fair value through profit or loss	22	—	22	32	—	32
Available-for-sale	4	994	998	34	892	926
	33	1,096	1,129	78	1,032	1,110
Available-for-sale
Gross unrealised gains	—	42	42	13	31	44
Gross unrealised losses	(4)	(12)	(16)	(3)	(6)	(9)
	(4)	30	26	10	25	35

Gross gains of  £4 million (2007 – £116 million) and gross losses of £0.8 million (2007 – nil) were realised by the Group on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £5 million (2007 – £14 million; 2006 – £36 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £634 million (2007 – £634 million; 2006 – £910 million). Disposals in the year generated no gains or losses (2007 – £0.6 million gain; 2006 – £31 million gain).

	Bank
	2008			2007
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Available-for-sale	2	4	6	15	3	18
Available-for-sale Gross unrealised gains	—	—	—	13	—	13

There were no disposals in the year of  unquoted equity investments classified as available-for-sale financial assets (2007 – nil; 2006 – £24 million gain).

15   Investments in Group undertakings
Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2008	2007
	£m	£m
At 1 January	6,052	6,758
Currency translation and other adjustments	441	(25)
Additions	846	965
Additional investments in Group undertakings	—	251
Repayment of investments	—	(1,823)
Increase in provisions	—	(74)
At 31 December	7,339	6,052

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

Notes on the accounts continued

16   Intangible assets

	Group
		Core	Other	Internally
		deposit	purchased	generated
	Goodwill	intangibles	intangibles	software	Total
2008	£m	£m	£m	£m	£m
Cost:
At 1 January 2008	773	27	32	2,028	2,860
Currency translation and other adjustments	247	8	10	8	273
Additions	—	—	8	159	167
Disposals of subsidiaries	(47)	—	—	—	(47)
Disposals and write-off of fully amortised assets	—	—	(1)	—	(1)
At 31 December 2008	973	35	49	2,195	3,252

Accumulated amortisation and impairment:
At 1 January 2008	—	14	13	1,589	1,616
Currency translation and other adjustments	—	7	4	1	12
Disposals and write-off of fully amortised assets	—	—	(1)	—	(1)
Charge for the year	—	3	4	99	106
Write down of goodwill and other intangible assets	579	—	21	104	704
At 31 December 2008	579	24	41	1,793	2,437

Net book value at 31 December 2008	394	11	8	402	815

2007
Cost:
At 1 January 2007	719	25	30	1,893	2,667
Currency translation and other adjustments	54	2	2	3	61
Additions	—	—	—	132	132
At 31 December 2007	773	27	32	2,028	2,860
Accumulated amortisation:
At 1 January 2007	—	10	9	1,439	1,458
Currency translation and other adjustments	—	1	1	1	3
Charge for the year	—	3	3	149	155
At 31 December 2007	—	14	13	1,589	1,616

Net book value at 31 December 2007	773	13	19	439	1,244

					Bank
Internally generated software					2008
					£m

Cost:
At 1 January 2008					1,912
Additions					152
At 31 December 2008					2,064

Accumulated amortisation:
At 1 January 2008					1,537
Charge for the year					81
Write down					45
At 31 December 2008					1,663

Net book value at 31 December 2008					401

Bank
Internally generated software	2007
£m

Cost:
At 1 January 2007	1,781
Additions	131
At 31 December 2007	1,912
Accumulated amortisation:
At 1 January 2007	1,422
Charge for the year	115
At 31 December 2007	1,537
Net book value at 31 December 2007	375

Impairment review
The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value. In light of the unprecedented market conditions the review has been updated to reflect the latest position as at 31 December 2008.

The CGUs where the goodwill is significant are as follows:

2008	Significant acquisition	Recoverable amount based on	Goodwill prior to write down £m	Write down £m	Goodwill at 31 December £m
Global Banking & Markets	Greenwich	Fair value less cost to sell	128	—	128
Europe & Middle East Retail & Commercial Banking	First Active	Value in use	576	(576)	—
Asia Retail & Commercial Banking	Bank Von Ernst	Value in use	182	—	182

2007	Significant acquisition	Recoverable amount based on	Goodwill at 30 September £m
Global Banking & Markets	Greenwich	Fair value less cost to sell	92
Europe & Middle East Retail & Commercial Banking	First Active	Fair value less cost to sell	421
Asia Retail & Commercial Banking	Bank Von Ernst	Fair value less cost to sell	121

In 2007, the recoverable amounts for all CGUs were based on fair value less costs to sell. Fair value was based upon a price-earnings methodology using current earnings for each unit. Approximate price earnings multiples, validated against independent analyst information, were applied to each CGU. The multiples used were in the range 9.5 – 13.0 times earnings after charging manufacturing costs. The multiples or earnings had to be less than one fifth of those used to cause the value in use of the units to equal their carrying value.

The Group has generally adopted value in use tests for CGUs in 2008, based upon management’s latest five year forecasts, except for Global Banking & Markets. For the value in use test, the long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

The goodwill in Global Banking & Markets arose from the Group’s interest in Greenwich Capital. The recoverable amount exceeds the carrying value by £0.7 billion. The earnings multiples, validated against independent analyst information, or the earnings would have to reduce by a quarter of those used to cause the value in use to equal its carrying value.

The goodwill in Europe & Middle East Retail & Commercial Banking arose from the acquisition of First Active. The Irish economy stalled in 2008, with the Government providing rescue packages to local banks, and forecasts within the Eurozone economies have reduced accordingly. The impairment review, based on a 3% terminal growth rate and 14.1% pre-tax risk discount rate, showed all goodwill associated with the business was impaired. The result was insensitive to reasonably possible changes in key assumptions.

The Asia Retail & Commercial Banking business comprises the Group’s Wealth management business. There was no impairment recognised in respect of the goodwill arising on the acquisition of Bank von Ernst. The recoverable amount was based on a 5% terminal growth rate and 11% pre tax risk discount rate. A 1% change in the discount rate or similar change in the terminal growth rate would change the recoverable amount by approximately £150 million and £100 million respectively. In addition a 5% change in forecast pre tax earnings would change the recoverable amount by £50 million.

Notes on the accounts continued

17   Property, plant and equipment

	Group
			Long	Short	Computers
	Investment	Freehold	leasehold	leasehold	and other
	properties	premises	premises	premises	equipment	Total
2008	£m	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2008	110	980	133	635	359	2,217
Currency translation and other adjustments	45	110	5	42	88	290
Additions	125	215	5	52	75	472
Change in fair value of investment properties	2	—	—	—	—	2
Transfer to fellow subsidiary	—	—	—	(8)	(6)	(14)
Disposal of subsidiaries	—	—	—	(2)	(21)	(23)
Disposals and write-off of fully depreciated assets	(70)	(6)	(1)	(2)	(11)	(90)
At 31 December 2008	212	1,299	142	717	484	2,854
Accumulated impairment, depreciation and amortisation:
At 1 January impairment 2008	—	247	48	204	204	703
Currency translation and other adjustments	—	4	1	15	49	69
Transfer to fellow subsidiary	—	—	—	(1)	(2)	(3)
Disposal of subsidiaries	—	—	—	(1)	(15)	(16)
Disposals and write-off of fully depreciated assets	—	(1)	—	(1)	(10)	(12)
Charge for the year	—	29	3	51	48	131
Write down of property, plant and equipment	—	12	—	—	—	12
At 31 December 2008	—	291	52	267	274	884
Net book value at 31 December 2008	212	1,008	90	450	210	1,970
2007
Cost or valuation:
At 1 January 2007	202	1,089	200	590	306	2,387
Currency translation and other adjustments	8	9	1	6	15	39
Additions	75	113	10	58	41	297
Disposals and write-off of fully depreciated assets	(175)	(231)	(78)	(19)	(3)	(506)
At 31 December 2007	110	980	133	635	359	2,217
Accumulated depreciation and amortisation:
At 1 January 2007	—	259	71	173	165	668
Currency translation and other adjustments	—	1	—	2	9	12
Disposals and write-off of fully depreciated assets	—	(44)	(28)	(11)	(3)	(86)
Charge for the year	—	31	5	40	33	109
At 31 December 2007	—	247	48	204	204	703
Net book value at 31 December 2007	110	733	85	431	155	1,514
					2008	2007
					£m	£m
Contracts for future capital expenditure not provided for in the accounts
at the year end (excluding investment properties and operating lease assets)					6	—

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

Valuations are carried out by management with the support of qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2008 for a significant majority of the Group’s investment properties was undertaken by external valuers.

The fair value of investment properties includes losses of £5 million (2007 – nil) since purchase.

Rental income from investment properties was £10 million (2007 – £10 million; 2006 – £5 million).

Property, plant and equipment, excluding investment properties, include £339 million (2007 – £91 million) assets in the course of construction.

Freehold and long leasehold properties with a net book value of nil (2007 – £202 million; 2006 – £62 million) were sold subject to operating leases.

			Bank
		Long	Short	Computers
	Freehold	leasehold	leasehold	and other
	premises	premises	premises	equipment	Total
2008	£m	£m	£m	£m	£m
Cost or valuation:
At 1 January 2008	729	90	518	7	1,344
Additions	36	1	7	—	44
Disposals and write-off of fully depreciated assets	(3)	(1)	(2)	—	(6)
At 31 December 2008	762	90	523	7	1,382
Accumulated depreciation and amortisation:
At 1 January 2008	229	42	160	5	436
Disposals and write-off of fully depreciated assets	—	—	(1)	—	(1)
Charge for year	25	3	35	1	64
At 31 December 2008	254	45	194	6	499
Net book value at 31 December 2008	508	45	329	1	883
2007
Cost or valuation:
At 1 January 2007	835	98	498	7	1,438
Additions	59	6	39	—	104
Disposals and write-off of fully depreciated assets	(165)	(14)	(19)	—	(198)
At 31 December 2007	729	90	518	7	1,344
Accumulated depreciation and amortisation:
At 1 January 2007	239	47	140	3	429
Disposals and write-off of fully depreciated assets	(37)	(8)	(10)	—	(55)
Charge for year	27	3	30	2	62
At 31 December 2007	229	42	160	5	436
Net book value at 31 December 2007	500	48	358	2	908

Notes on the accounts continued

18   Prepayments, accrued income and other assets

	Group		Bank
	2008 £m	2007 £m	2008 £m	2007 £m
Prepayments	42	39	4	1
Accrued income	294	247	212	154
Deferred expenses	18	10	—	—
Other assets	1,664	1,597	458	403
	2,018	1,893	674	558

19   Settlement balances and short positions

	Group
	2008 £m	2007 £m
Settlement balances (amortised cost)	1,850	2,518
Short positions (held-for-trading):
Debt securities – Government	9,869	10,317
– Other issuers	1,372	2,120
	13,091	14,955

20   Accruals, deferred income and other liabilities

	Group		Bank
	2008 £m	2007 £m	2008 £m	2007 £m
Notes in circulation	532	465	—	—
Current taxation	647	534	633	419
Accruals	943	824	177	126
Deferred income	188	174	118	99
Other liabilities	1,722	1,384	479	447
	4,032	3,381	1,407	1,091

Included in other liabilities are provisions for liabilities and charges as follows:

	Group £m	Bank £m
At 1 January 2008	66	61
Currency translation and other movements	1	—
Charge to income statement	63	62
Releases to income statement	(21)	(19)
Provisions utilised	(10)	(10)
At 31 December 2008	99	94

Note:

(1)   Comprises property provisions and other provisions arising in the normal course of  business.

21   Deferred tax
Provision for deferred taxation has been made as follows:

	Group		Bank
	2008 £m	2007 £m	2008 £m	2007 £m
Deferred tax liability	46	36	—	—
Deferred tax asset	(496)	(521)	(400)	(321)
Net deferred tax	(450)	(485)	(400)	(321)

	Group
	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IAS transition £m	Fair value of financial instruments £m	Available- for-sale financial assets £m	Intangibles £m	Cash flow hedging £m	Other £m	Total £m
At 1 January 2007	(383)	204	(143)	98	(238)	1	—	28	39	(13)	(407)
Charge/(credit) to income statement	13	(42)	(73)	(34)	58	2	—	(8)	(7)	17	(74)
Charge/(credit) to equity directly	17	—	—	(10)	—	9	—	—	(3)	—	13
Other	(1)	—	5	—	1	—	—	—	—	(22)	(17)
At 1 January 2008	(354)	162	(211)	54	(179)	12	—	20	29	(18)	(485)
Charge/(credit) to income statement	45	(137)	14	13	10	(5)	1	(8)	110	43	86
Charge/(credit) to equity directly	4	—	—	(3)	—	3	—	—	(10)	—	(6)
Disposals of subsidiaries	—	—	—	—	—	—	—	—	—	(6)	(6)
Other	(6)	(1)	(71)	2	3	—	3	(1)	30	2	(39)
At 31 December 2008	(311)	24	(268)	66	(166)	10	4	11	159	21	(450)

	Bank
	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IAS transition £m	Intangibles £m	Cash flow hedging £m	Total £m
At 1 January 2007	(329)	161	(24)	82	(234)	8	25	(311)
Charge/(credit) to income statement	14	(28)	17	(34)	48	(8)	(4)	5
Credit to equity directly	—	—	—	(10)	—	—	(5)	(15)
At 1 January 2008	(315)	133	(7)	38	(186)	—	16	(321)
Charge/(credit) to income statement	40	(108)	2	14	30	—	3	(19)
Credit to equity directly	—	—	—	(4)	—	—	(43)	(47)
Other	—	—	—	—	—	—	(13)	(13)
At 31 December 2008	(275)	25	(5)	48	(156)	—	(37)	(400)

Notes:

(1)
Deferred tax assets of £17 million (2007 – £22 million) have not been recognised in respect of tax losses carried forward of £67 million (2007 – £65 million) as it is not considered probable that taxable profits will arise against which they could be utilised. These losses have no expiry date.

(2)
Deferred tax liabilities of £621 million (2007 – £594 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains.

Notes on the accounts continued

22 Subordinated liabilities

	Group		Bank
	2008 £m	2007 £m	2008 £m	2007 £m
Dated loan capital	6,560	3,586	4,518	2,050
Undated loan capital	3,194	2,056	2,997	1,904
Preference shares	345	290	345	290
	10,099	5,932	7,860	4,244

The Group’s preference shares are classified as liabilities; these securities remain subject to the capital maintenance rules of  the Companies Act 1985.

The following tables analyse the remaining maturity of  subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

		Group
2008 – final redemption		2009	2010	2011-2013	2014-2018	Thereafter	Perpetual	Total
		£m	£m	£m	£m	£m	£m	£m
Sterling		94	—	—	2,403	456	1,597	4,550
US$		896	342	—	—	274	1,225	2,737
Euro		60	586	476	382	643	651	2,798
Other		—	—	—	—	14	—	14
		1,050	928	476	2,785	1,387	3,473	10,099

				Group
2008 – call date	Currently	2009	2010	2011–2013	2014–2018	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	94	430	766	2,337	755	168	4,550
US$	1,513	882	342	—	—	—	—	2,737
Euro	—	633	586	476	382	555	166	2,798
Other	—	—	—	—	—	14	—	14
	1,513	1,609	1,358	1,242	2,719	1,324	334	10,099

		Group
2007 – final redemption		2008	2009	2010-2012	2013-2017	Thereafter	Perpetual	Total
		£m	£m	£m	£m	£m	£m	£m
Sterling		43	—	—	343	491	985	1,862
US$		108	548	249	—	200	895	2,000
Euro		44	—	826	294	480	416	2,060
Other		—	—	—	—	10	—	10
		195	548	1,075	637	1,181	2,296	5,932

	Group
2007 – call date	Currently	2008	2009	2010–2012	2013–2017	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	43	—	433	408	725	253	1,862
US$	1,109	94	548	249	—	—	—	2,000
Euro	—	44	445	826	294	412	39	2,060
Other	—	—	—	—	—	10	—	10
	1,109	181	993	1,508	702	1,147	292	5,932

		Bank
2008 – final redemption		2009	2010	2011-2013	2014-2018	Thereafter	Perpetual	Total
		£m	£m	£m	£m	£m	£m	£m
Sterling		94	—	—	2,337	326	1,569	4,326
US$		710	—	—	—	—	1,225	1,935
Euro		52	586	476	—	—	485	1,599
		856	586	476	2,337	326	3,279	7,860

				Bank
2008 – call date	Currently	2009	2010	2011–2013	2014–2018	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	94	330	700	2,337	725	140	4,326
US$	1,238	697	—	—	—	—	—	1,935
Euro	—	537	586	476	—	—	—	1,599
	1,238	1,328	916	1,176	2,337	725	140	7,860

		Bank
2007 – final redemption		2008	2009	2010-2012	2013-2017	Thereafter	Perpetual	Total
		£m	£m	£m	£m	£m	£m	£m
Sterling		43	—	—	343	326	872	1,584
US$		23	498	—	—	—	895	1,416
Euro		40	—	826	—	—	378	1,244
		106	498	826	343	326	2,145	4,244

	Bank
2007 – call date	Currently	2008	2009	2010–2012	2013–2017	Thereafter	Perpetual	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	43	—	333	343	725	140	1,584
US$	909	9	498	—	—	—	—	1,416
Euro	—	40	378	826	—	—	—	1,244
	909	92	876	1,159	343	725	140	4,244

Notes on the accounts continued

22 Subordinated liabilities (continued) Dated loan capital	2008 £m	2007 £m
The Bank
US$1,000 million 7.375% subordinated notes 2009	697	507
€600 million 6.0% subordinated notes 2010	619	485
€500 million 5.125% subordinated notes 2011	488	376
£300 million 7.875% subordinated notes 2015	344	350
£300 million 6.5% subordinated notes 2021	332	332
£2,000 million subordinated loan capital floating rate notes 2018 (issued January 2008)	2,038	—
	4,518	2,050
Greenwich Capital Holdings, Inc.
US$100 million 5.575% senior subordinated revolving credit 2009	69	50
US$170 million subordinated loan capital floating rate notes 2009	116	85
US$500 million subordinated loan capital floating rate notes 2010 (callable on any interest payment date)	342	249

First Active plc
£60 million 6.375% subordinated notes 2018 (callable April 2013)	66	65
Ulster Bank Limited
€120 million floating rate notes 2019	115	88
£100 million floating rate subordinated loan capital 2020 (callable September 2010)	100	100
€60 million floating rate notes 2020	57	44
€100 million floating rate notes 2019	97	74
€280 million floating rate notes 2022	271	208
€400 million floating rate notes 2017	382	295

Coutts Bank Von Ernst
CHF22 million floating rate note 2022	14	10

Coutts & Company
£30 million 7.278% subordinated notes 2023 (issued April 2008)	30	—
€20 million 6.274% subordinated notes 2023 (issued April 2008)	19	—

RBS Netherlands Holdings B.V.
£92 million floating rate note 2019 (callable January 2009)	89	68

NatWest Group Holdings Corporation
US$400 million floating rate note 2018 (callable on any interest payment date)	275	200
	6,560	3,586

Notes:

(1)
In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(2)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(3)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Undated loan capital	2008 £m	2007 £m
The Bank
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)	343	251
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)	347	256
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)	346	255
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)	395	309
€100 million floating rate undated step-up notes (callable October 2009)	97	74
£325 million 7.625% undated subordinated step-up notes (callable January 2010)	353	356
£200 million 7.125% undated subordinated step-up notes (callable October 2022)	201	201
£200 million 11.5% undated subordinated notes (callable December 2022) (1)	202	202
£700 million subordinated loan capital floating rate notes (issued January 2008)	713	—
	2,997	1,904
First Active plc
£20 million 11.75% perpetual tier two capital	26	23
€38 million 11.375% perpetual tier two capital	52	39
£1.3 million floating rate perpetual tier two capital	2	2

Ulster Bank Limited
€120 million perpetual floating rate subordinated notes	117	88
	3,194	2,056

Notes:

(1)	Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(2)	Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(3)
In the event of certain changes in the tax laws of the UK, all of the undated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(4)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares (1)	2008 £m	2007 £m
The Bank
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	143	142

Non-cumulative preference shares of US$25
Series C US$300 million 7.7628%	202	148
	345	290

Note:
(1) Further details of the contractual terms of the preference shares are given in Note 24 on page 125.

Notes on the accounts continued

23   Minority interests

	Group
	2008 £m	2007 £m
At 1 January	1,314	1,012
Currency translation and other adjustments	12	(1)
Profit attributable to minority interests	93	89
Dividends paid	(94)	(72)
Equity raised	70	288
Equity withdrawn	(72)	(2)
At 31 December	1,323	1,314

24   Share capital

	Group and Bank
	Allotted, called up and fully paid		Authorised
	2008 £m	2007 £m	2008 m	2007 m
Ordinary shares of £1	1,678	1,678	£2,250	£2,250
Non-cumulative preference shares of £1	140	140	£1,000	£1,000
Non-cumulative preference shares of US$25	150	150	$2,000	$2,000

	Allotted, called up and fully paid		Authorised
Number of shares – millions	2008	2007	2008	2007
Ordinary shares of £1	1,678	1,678	2,250	2,250
Non-cumulative preference shares of £1	140	140	1,000	1,000
Non-cumulative preference shares of US$25	12	12	80	80

The 9% non-cumulative preference shares Series A of £1 each are non-redeemable.

The non-cumulative preference shares Series C of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank at US$25 per share.

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

Under IFRS, the Group’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet (see Note 22).

25   Shareholders’ equity

	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium account
At 1 January and 31 December	1,291	1,291	1,291	1,291	1,291	1,291

Available-for-sale reserve
At 1 January	23	18	—	9	31	—
Unrealised (losses)/gains in the year	(54)	87	81	(13)	40	44
Realised losses/(gains) in the year	3	(85)	(55)	—	(72)	—
Tax	10	3	(8)	4	10	(13)
At 31 December	(18)	23	18	—	9	31

Cash flow hedging reserve
At 1 January	56	72	148	25	42	94
Amount recognised in equity during the year	—	—	(2)	(158)	(9)	13
Amount transferred from equity to earnings in the year (1)	(36)	(20)	(39)	(29)	(13)	(28)
Tax	10	4	(35)	43	5	(37)
At 31 December	30	56	72	(119)	25	42

Foreign exchange reserve
At 1 January	(66)	(314)	169	3	1	(5)
Retranslation of net assets	1,966	248	(483)	(47)	2	6
At 31 December	1,900	(66)	(314)	(44)	3	1

Other reserves
At 1 January	614	486	298	614	486	298
Redemption of preference shares classified as debt	—	128	—	—	128	—
Capital contribution	—	—	188	—	—	188
At 31 December	614	614	486	614	614	486

Retained earnings
At 1 January	7,192	6,942	5,856	3,773	2,541	2,353
Profit attributable to ordinary shareholders	448	2,228	2,586	1,387	3,210	1,688
Ordinary dividends paid	(1,000)	(1,850)	(1,500)	(1,000)	(1,850)	(1,500)
Redemption of preference shares classified as debt	—	(128)	—	—	(128)	—
At 31 December	6,640	7,192	6,942	4,160	3,773	2,541

Shareholders' equity at 31 December	12,135	10,788	10,173	7,580	7,393	6,070

Note:

(1) The amounts transferred to earnings are included in net interest income.

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £426 million (2007 - £426 million) included within other reserves.

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

Notes on the accounts continued

26   Leases
Minimum amounts receivable and payable under non-cancellable leases.

		2008				2007
	Year in which receipt or payment will occur				Year in which receipt or payment will occur
		After 1 year				After 1 year
	Within 1	but within	After 5		Within 1	but within	After 5
	year	5 years	years	Total	year	5 years	years	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m
Finance lease assets:
Amounts receivable	65	203	152	420	162	231	206	599
Present value adjustment	(19)	(35)	(61)	(115)	(22)	(60)	(66)	(148)
Present value amounts receivable	46	168	91	305	140	171	140	451

Operating lease obligations:
Future minimum lease payables:
Premises	109	406	938	1,453	105	358	1,017	1,480
Equipment	5	4	—	9	3	4	—	7
	114	410	938	1,462	108	362	1,017	1,487

Bank
Operating lease obligations:
Future minimum lease payables:
Premises	80	286	701	1,067	79	283	803	1,165

					Group		Bank
					2008	2007	2008	2007
Amounts recognised as income and expense					£m	£m	£m	£m
Operating lease payables — minimum payments					112	100	85	77

Finance lease receivables
Unearned finance income					116	148	—	—

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

27   Collateral and securitisations
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

The fair value (and carrying value) of securities transferred under repurchase transactions included within debt securities on the balance sheet were £33,817 million (2007 — £33,944 million). All of these securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £9.1 billion (2007 — £36.7 billion), of which £9.1 billion (2007 — £34.1 billion) has been resold or repledged as collateral for the Group's own transactions.

Other collateral given
	Group		Bank
	2008	2007	2008	2007
Group assets charged as security for liabilities	£m	£m	£m	£m
Loans and advances to customers	8,668	9,301	1,465	1,259

	2008	2007	2008	2007
Liabilities secured by charges on Group assets	£m	£m	£m	£m
Customer accounts	990	1,173	990	1,173
Debt securities in issue	7,042	8,041	—	—
	8,032	9,214	990	1,173

Securitisations and other asset transfers
The Group engages in securitisation transactions and other transfers of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets.

In the normal course of business, the Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE) which then issues liabilities to third party investors.

SPEs are vehicles set up for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms — trusts, partnerships and companies — and fulfil many different functions. As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets or continued recognition of the assets to the extent of the Group's continuing involvement in those assets. The Group has securitisations in each of these categories.

Continued recognition
The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities.

		Group
	2008		2007
	Assets	Liabilities	Assets	Liabilities
Asset type	£m	£m	£m	£m
Residential mortgages	6,854	6,693	7,693	7,692
Credit card receivables	1,465	990	1,259	1,173
Other loans	349	349	349	349

Continuing involvement
At 31 December 2008, securitised assets were £323 million (2007 — £17.6 billion); retained interests £50 million (2007 — £888 million); subordinated assets £9 million (2007 — £314 million) and related liabilities £9 million (2007 — £314 million).

Notes on the accounts continued

28   Capital resources
The Group's regulatory capital resources at 31 December in accordance with Financial Services Authority (FSA) definitions were as follows:

	Basel II	Basel I
	2008	2007
Composition of regulatory capital	£m	£m
Tier 1:
Ordinary shareholders' equity	12,135	10,788
Minority interests	1,323	1,314
Adjustment for:
— Goodwill and other intangible assets	(815)	(1,244)
— Unrealised losses on available-for-sale debt securities	32	(4)
— Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	(14)	(19)
— Reallocation of preference shares	(1,246)	(1,246)
— Other regulatory adjustments	17	889
Core Tier 1 capital	11,432	10,478

Preference shares	1,591	1,536
Tax on the excess of expected losses over provisions	786	—
Tier 1 deductions	(1,821)	—
Total Tier 1 capital	11,988	12,014

Tier 2:
Reserves arising on revaluation of property and unrealised gains on available-for-sale equities	14	19
Collective impairment allowances	5	1,430
Perpetual subordinated debt	3,043	1,927
Term subordinated debt	4,234	2,117
Tier 2 deductions	(1,821)	—
Total Tier 2 capital	5,475	5,493

Supervisory deductions:
Unconsolidated investments	(119)	(729)
Other deductions	(171)	(625)
Total deductions other than from Tier 1 capital	(290)	(1,354)
Total regulatory capital	17,173	16,153

In the management of capital resources, the Group is governed by RBS Group's policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%. The Group has complied with the FSA's capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas.

29   Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Group		Bank
	2008	2007	2008	2007
	£m	£m	£m	£m
Contingent liabilities:
Guarantees and assets pledged as collateral security	2,609	2,438	1,840	1,811
Other contingent liabilities	2,654	2,907	2,032	2,141
	5,263	5,345	3,872	3,952
Commitments:
Undrawn formal standby facilities, credit lines and other commitments to lend
— less than one year	53,902	62,298	38,954	43,073
— one year and over	13,485	13,818	9,194	12,338
Other commitments	709	220	627	111
	68,096	76,336	48,775	55,522

Note:
(1)   In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group's normal credit approval processes.

Contingent liabilities
Guarantees — the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities — these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties, indemnities and acceptances.

Commitments
Commitments to lend — under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments — these include forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, documentary credits and other short-term trade related transactions.

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £385 million (2007 — £409 million; 2006 — £381 million). The Bank earned fee income of £58 million (2007 — £62 million; 2006 — £64 million).

Notes on the accounts continued

29   Memorandum items (continued)
The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies ('exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.

FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki 'Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until September 2011. The annual limit on the FSCS management expenses levy for the three years from September 2008 in relation to these institutions has been capped at £1 billion per annum.

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. Only after the interest only period, which is expected to end in September 2011, with a schedule for repayment of any remaining principal outstanding (after recoveries) on the borrowings be agreed between the FSCS and HM Treasury. It is expected that, from that point, the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known and is unlikely to be determined before 2011.

Costs of this scheme will be borne by The Royal Bank of Scotland plc.

Investigations
The Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere.

The Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis informing them of operational, systems and control evaluations and issues as deemed appropriate or required and it is possible that any matters discussed or identified may result in investigatory actions by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure or fines. Any of these events or circumstances could have a material adverse impact on the Group its business, reputation, results of operations or RBS share price.

There is continuing political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the Group's control but could have an adverse impact on the Group's businesses and earnings.

European Union
In the European Union, regulatory actions included an inquiry into retail banking in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The European Commission indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate.

In 2007, the European Commission issued a decision that, while interchange is not illegal per se, MasterCard's current multilateral interchange fee (MIF) arrangement for cross border payment card transactions with MasterCard and Maestro-branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross border MIFs by 21 June 2008. MasterCard lodged an appeal against the decision with the European Court of First Instance on 1 March 2008, and on 12 June 2008 it announced that it would be temporarily withdrawing its cross border MIF, pending the outcome of the appeal. The Group has been granted leave to intervene in the appeal proceedings. Visa's MIFs were exempted in 2002 by the European Commission for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the European Commission opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa-branded debit and consumer credit cards in the European Union. There is no deadline for the closure of the inquiry.

United Kingdom
In the United Kingdom, in September 2005, the Office of Fair Trading (OFT) received a super-complaint from the Citizens Advice Bureau relating to payment protection insurance (PPI). As a result, the OFT commenced a market study on PPI in April 2006. In October 2006, the OFT announced the outcome of the market study and, on 7 February 2007, following a period of consultation, the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009. It found a lack of competition in the PPI market as a result of various factors, including a lack of transparency and barriers to entry for standalone providers. The CC will therefore impose by Order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). The deadline for implementation will be 2010.

The FSA has been conducting a broad industry thematic review of PPI sales practices and in September 2008 announced that it intends to escalate its level of regulatory intervention. The FSA is expected to publish a further update in 2009. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks. Discussions continue between the FSA, the FOS and industry bodies on how best to handle these complaints. Separately, discussions are ongoing between the FSA and the Group in respect of concerns expressed by the FSA over certain categories of historic PPI sales.

The OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeals Tribunal in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. The outcome is not known, but these investigations may have an impact on the consumer credit industry in general and, therefore, on the Group's business in this sector. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards.

On 29 March 2007, the OFT announced that, following an initial review into bank current account charges, it had decided to conduct a market study into personal current accounts in the United Kingdom and a formal investigation into the fairness of bank current account charges.

On 16 July 2008, the OFT published the results of its market study into personal current accounts in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believes that the market as a whole is not working well for consumers and that the ability of the market to function well has become distorted. The OFT is currently consulting with the banking industry, consumer groups and interested parties on its report. After this consultation the OFT will decide on next steps, which could include further discussions or agreed remedies with the industry, or possibly a reference of the market to the CC.

The OFT's investigation into the fairness of bank current account charges is ongoing. On 12 August 2008, the OFT indicated to the Group and other banks that, although it had not concluded its investigation and had reached no final view, it had serious concerns that contractual terms relating to Relevant Charges in personal current account agreements were unfair under the Regulations. The OFT is currently consulting with the Group and other banks on this issue. Given the stage of the investigation, the Group cannot reliably estimate the impact of any adverse outcome of the OFT's market study or investigation upon it, if any. However, the Group is co-operating fully with the OFT to achieve resolution of the matters under investigation.

On 26 January 2007, the FSA issued a Statement of Good Practice relating to Mortgage Exit Administration Fees. On 1 March 2007, the Group adopted a policy of charging all customers the fee applicable at the time the customers took out the mortgage or, if later, varied their mortgage. The Group believes that it is currently in compliance with the Statement of Good Practice and will continue to monitor its performance against those standards.

United States
The New York State Attorney General has issued subpoenas to a wide array of participants in the sub-prime mortgage industry, including mortgage originators, appraisers, due diligence firms, investment banks and rating agencies, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms and whether that information is adequately disclosed to investors. RBS Greenwich Capital has produced documents requested by the New York State Attorney General principally related to sub-prime loans that were pooled into one securitisation transaction.

In addition to the above, certain of the Group's subsidiaries have received requests for information from various US governmental agencies and self-regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, the Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the Group's US sub-prime securities exposures and US residential mortgage exposures. The Group and its subsidiaries are co-operating with these various requests for information and investigations.

Litigation
United Kingdom
In common with other banks in the United Kingdom, the Royal Bank and NatWest have received claims and complaints from a large number of customers challenging unarranged overdraft charges (the 'Charges') as contravening the Unfair Terms in Consumer Contracts Regulations 1999 (the 'Regulations') or being unenforceable penalties (or both).

On 27 July 2007, the OFT issued proceedings in a test case against the banks which was intended to determine certain preliminary issues concerning the legal status and enforceability of contractual terms relating to the Charges. Because of the test case, most existing and new claims in the County Courts are currently stayed, the FSA temporarily waived the customer complaints-handling process and there is a standstill of Financial Ombudsman Service decisions.

A High Court judgment in April 2008 addressed preliminary issues in respect of the banks' contractual terms relating to the Charges in force in early 2008 (the 'Current Terms'). The judgment held that the Current Terms used by the Royal Bank and NatWest (i) are not unenforceable as penalties, but (ii) are not exempt from assessment for fairness under the Regulations.

Notes on the accounts continued

29   Memorandum items (continued)
The RBS Group (in common with the other banks) has accepted that the ruling in the April judgment that the Current Terms are not exempt from assessment for fairness applies also to a sample of the Royal Bank and NatWest contractual terms relating to the Charges in force between 2001 and 2007 (the 'Historic Terms'). The High Court made an order to this effect in October 2008.

The RBS Group and the other banks have appealed against the rulings in April 2008 and October 2008 that the Current Terms and Historic Terms are not exempt from assessment for fairness under the Regulations. The hearing of the appeal in relation to Current Terms took place before the Court of Appeal in October and November 2008. The Court of Appeal delivered its judgment on 26 February 2009 and rejected the appeals. The RBS Group and the other banks intend to seek leave from the House of Lords to appeal the Court of Appeal's decision. The appeal in relation to the Historic Terms is stayed pending the resolution of the appeal in relation to the Current Terms.

High Court judgments on further preliminary issues were handed down in October 2008 and January 2009. These judgments primarily addressed the question of whether certain Historic Terms were capable of being unenforceable penalties. The Judge decided that all of the Royal Bank and most of NatWest's Historic Terms were not penalties, but that a term contained in a set of NatWest 2001 terms and conditions was a contractual prohibition against using a card to obtain an unarranged overdraft. The Judge did not decide whether any charge payable upon a breach of this prohibition was a penalty. The RBS Group has not appealed that decision.

The issues relating to the legal status and enforceability of the Charges are complex. The RBS Group maintains that its Charges are fair and enforceable and believes that it has a number of substantive and credible defences. The RBS Group cannot at this stage predict with any certainty the final outcome of the customer claims and complaints, the appeals referred to above and any further stages of the test case. It is unable reliably to estimate the liability, if any, that may arise as a result of or in connection with these matters or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

United States
Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements — they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent decisions by the US Supreme Court and the US Federal Court for the Fifth Circuit provide further support for the Group's position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

RBS Group companies have been named as defendants in a number of purported class action and other lawsuits in the United States that relate to the sub-prime mortgage business. In general, the cases involve the issuance of sub-prime-related securities or the issuance of shares in companies with sub-prime-related exposure, where the plaintiffs have brought actions against the issuers and underwriters (including RBS Group companies) of such securities claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. The RBS Group does not currently expect that these lawsuits, individually or in the aggregate, will have a material impact on its consolidated net assets, operating results or cash flows in any particular period.

The ultimate holding company and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a number of class action complaints filed in the United States District Court for the Southern District of New York. The complaints allege that public filings in connection with the issuance of RBS Group Non-cumulative Dollar Preference Shares, ADS, including Series Q, Series R, Series S and Series T, together with the much broader class of RBS Group publicly traded securities between 26 June 2007 and 19 January 2009, contained false and misleading statements, and variously assert claims under Sections 11, 12 and 15 of the Securities Act 1933, Section 10 of the Securities Exchange Act 1934 and SEC Rule 10b-5. Plaintiffs seek unquantified damages on behalf of purchasers of these shares. The proceedings are in their initial stages. The RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. The RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

30   Net cash flows from operating activities
	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Operating profit before tax	1,140	3,085	3,456	1,866	3,729	1,963
(Increase)/decrease in prepayments and accrued income	(59)	(92)	(17)	(61)	(66)	30
Interest on subordinated liabilities	509	271	310	432	239	271
Increase/(decrease) in accruals and deferred income	181	(431)	37	110	(521)	(28)
Provisions for impairment losses	1,362	849	852	929	742	754
Loans and advances written-off net of recoveries	(730)	(523)	(730)	(684)	(470)	(644)
Unwind of discount on impairment losses	(100)	(87)	(67)	(69)	(71)	(55)
Profit on sale of property, plant and equipment	(7)	(189)	(31)	(1)	(114)	(31)
Loss/(profit) on sale of subsidiaries and associates	31	—	(70)	2	73	45
Profit on sale of securities	(17)	(117)	(86)	—	(72)	(24)
Charge for defined benefit pension schemes	2	132	229	(65)	83	168
Cash contribution to defined benefit pension schemes	(154)	(117)	(135)	(78)	(69)	(70)
Other provisions utilised	(10)	(135)	(30)	(10)	(123)	(20)
Depreciation and amortisation	237	264	257	145	177	202
Write-down of goodwill and other assets	716	—	—	45	—	—
Elimination of foreign exchange differences	(5,850)	(464)	1,503	(1,002)	5	143
Other non-cash items	66	650	(147)	(148)	242	1
Net cash (outflow)/inflow from trading activities	(2,683)	3,096	5,331	1,411	3,784	2,705
Increase in loans and advances to banks and customers	(22,246)	(1,856)	(40,552)	(9,345)	(2,958)	(15,215)
Decrease/(increase) in securities	1,758	(2,061)	(4,316)	(1)	1	2
(Increase)/decrease in other assets	(19)	(1,772)	1,303	(57)	(167)	707
(Increase)/decrease in derivative assets	(5,320)	(829)	230	(3,309)	(188)	(197)
Changes in operating assets	(25,827)	(6,518)	(43,335)	(12,712)	(3,312)	(14,703)
Increase in deposits by banks and customers	4,878	22,903	39,118	659	7,064	16,281
(Decrease)/increase in debt securities in issue	(3,711)	6,588	3,534	6	(20)	(9)
Increase/(decrease) in other liabilities	285	(432)	646	(7)	60	(26)
Increase/(decrease) in derivative liabilities	4,815	908	(314)	4,891	207	16
(Decrease)/increase in settlement balances and short positions	(3,281)	(8,445)	3,057	—	—	—
Changes in operating liabilities	2,986	21,522	46,041	5,549	7,311	16,262
Total income taxes paid	(331)	(592)	(1,157)	(290)	(104)	(588)
Net cash (outflow)/inflow from operating activities	(25,855)	17,508	6,880	(6,042)	7,679	3,676

31   Net investment in business interests and intangible assets
	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Fair value given for businesses acquired	(60)	(35)	(20)	—	—	(624)
Additional investments in Group undertakings	—	—	—	(846)	(1,216)	(719)
Net outflow of cash in respect of purchases	(60)	(35)	(20)	(846)	(1,216)	(1,343)

Other assets sold	277	3	(41)	—	—	1
Repayment of investments	—	—	—	—	1,823	1,022
Non-cash consideration	—	—	112	—	—	—
(Loss)/profit on disposal	(31)	—	70	(2)	(73)	(45)
Net cash inflow on disposals	246	3	141	(2)	1,750	978

Dividends received from joint ventures	4	5	17	—	—	—
Net cash expenditure on other intangible assets	(167)	(132)	(230)	(152)	(131)	(159)
Net inflow/(outflow)	23	(159)	(92)	(1,000)	403	(524)

Notes on the accounts continued

32   Interest received and paid
	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
Interest received	12,472	12,035	9,952	7,917	7,942	6,601
Interest paid	(6,893)	(5,752)	(5,527)	(4,144)	(4,325)	(3,405)
	5,579	6,283	4,425	3,773	3,617	3,196

33   Analysis of changes in financing during the year

		Group				Bank
	Share capital		Subordinated		Share capital		Subordinated
	and share premium		liabilities		and share premium		liabilities
	2008	2007	2008	2007	2008	2007	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,969	2,969	5,932	5,641	2,969	2,969	4,244	4,583
Net proceeds from issue of
subordinated liabilities			2,749	634			2,700	—
Repayment of subordinated liabilities			—	(403)			—	(381)
Net cash outflow from financing	—	—	2,749	231	—	—	2,700	(381)
Currency translation and other adjustments	—	—	1,418	60	—	—	916	42
At 31 December	2,969	2,969	10,099	5,932	2,969	2,969	7,860	4,244

34   Analysis of cash and cash equivalents

	Group			Bank
	2008	2007	2006	2008	2007	2006
	£m	£m	£m	£m	£m	£m
At 1 January
— cash	37,364	38,650	33,273	18,071	16,340	13,952
— cash equivalents	28,825	12,810	15,151	7,265	3,187	4,636
	66,189	51,460	48,424	25,336	19,527	18,588
Net cash (outflow)/inflow	(16,114)	14,729	3,036	(4,402)	5,809	939
At 31 December	50,075	66,189	51,460	20,934	25,336	19,527

Comprising:
Cash and balances at central banks	1,203	1,258	1,430	771	921	795
Treasury bills and debt securities	—	28	1	—	—	—
Loans and advances to banks	48,872	64,903	50,029	20,163	24,415	18,732
Cash and cash equivalents	50,075	66,189	51,460	20,934	25,336	19,527

The Bank and certain subsidiary undertakings are required to maintain balances with the Central banks which, at 31 December 2008, amounted to £82 million (2007 – £105 million).

35   Segmental analysis
(a) Divisions
The directors manage the Group primarily by class of business and present the segmental analysis on that basis. The Group's activities are organised as follows:

Global Markets is focused on the provision of debt and equity financing, risk management and transaction banking services to large businesses and financial institutions in the United Kingdom and around the world. Its activities have been organised into two divisions; Global Banking & Markets (GBM) and Global Transaction Services (GTS), in order best to serve the Group's customers whose financial needs are global.

GBM is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers.

GTS offers global payments, cash and liquidity management, as well as trade finance, UK and international merchant acquiring and commercial card products and services.

Regional Markets is organised around the provision of retail and commercial banking to customers in regions including; the United Kingdom, Europe and the Middle East and Asia. This includes the provision of wealth management services both in the United Kingdom and internationally.

UK Retail & Commercial Banking comprises retail, commercial and corporate banking, and wealth management services in the United Kingdom. It supplies financial services through the NatWest brands.

Europe & Middle East Retail & Commercial Banking comprises Ulster Bank, including First Active, which provides a comprehensive range of financial services across the island of Ireland. Its retail banking arm has a network of branches and operates in the personal, commercial and wealth management sectors, while its corporate markets operations provide services in the corporate and institutional markets.

Asia Retail & Commercial Banking offers private banking and investment services to clients in selected markets through the RBS Coutts brand.

Group Manufacturing supports the Group's customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Segments charge market prices for services rendered to other parts of the Group with the exception of Group Manufacturing and central items. The expenditure incurred by Manufacturing relates to costs principally in respect of the Group's banking operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions. These shared costs and related assets and liabilities are not allocated to divisions in the day-to-day management of the businesses and the results below reflect this. Funding charges between segments are determined by Group Treasury, having regard to commercial demands. The results of each division before amortisation of purchased intangible assets, integration and restructuring costs and write down of goodwill and other assets, ('Contribution') are shown in the following table.

Notes on the accounts continued

35   Segmental analysis (continued)

					Group
		Revenue			Total Income
								Depreciation
		Inter			Inter		Operating	and	Impairment
	External	segment	Total	External	segment	Total	expenses	amortisation	losses	Contribution
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Global Markets
— Global Banking & Markets	1,988	1,315	3,303	675	(362)	313	(307)	(10)	—	(4)
— Global Transaction Services	1,660	—	1,660	1,077	(27)	1,050	(196)	—	(15)	839
Regional Markets
— UK Retail & Commercial Banking	8,873	50	8,923	6,207	(419)	5,788	(1,291)	(1)	(932)	3,564
— Europe & Middle East Retail
& Commercial Banking	4,210	—	4,210	1,456	(103)	1,353	(474)	(1)	(410)	468
— Asia Retail & Commercial Banking	654	45	699	266	31	297	(199)	(8)	(5)	85
Group Manufacturing	(37)	—	(37)	(112)		(112)	(1,650)	(187)	—	(1,949)
Central items	(1,490)	837	(653)	(1,865)	880	(985)	(110)	(3)	—	(1,098)
Eliminations	—	(2,247)	(2,247)	—	—	—	—	—	—	—
	15,858	—	15,858	7,704	—	7,704	(4,227)	(210)	(1,362)	1,905
Amortisation of purchased intangible assets	—	—	—	—	—	—	—	(7)	—	(7)
Integration and restructuring costs	—	—	—	—	—	—	(22)	(20)	—	(42)
Goodwill and other asset write-downs	—	—	—	—	—	—	(716)	—	—	(716)
	15,858	—	15,858	7,704	—	7,704	(4,965)	(237)	(1,362)	1,140

2007
Global Markets
— Global Banking & Markets	2,157	1,768	3,925	(4)	(107)	(111)	(432)	(5)	(2)	(550)
— Global Transaction Services	1,638	—	1,638	1,055	(47)	1,008	(134)	—	(6)	868
Regional Markets
— UK Retail & Commercial Banking	8,671	43	8,714	6,048	(395)	5,653	(1,319)	(7)	(737)	3,590
— Europe & Middle East Retail
& Commercial Banking	3,043	—	3,043	1,441	(131)	1,310	(430)	(6)	(104)	770
— Asia Retail & Commercial Banking	608	35	643	225	24	249	(170)	(5)	—	74
Group Manufacturing	(85)	1	(84)	(158)	(1)	(159)	(1,400)	(202)	—	(1,761)
Central items	445	617	1,062	(253)	657	404	(259)	(2)	—	143
Eliminations	—	(2,464)	(2,464)	—	—	—	—	—	—	—
	16,477	—	16,477	8,354		8,354	(4,144)	(227)	(849)	3,134
Amortisation of purchased intangible assets	—	—	—	—	—	—	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(12)	(31)	—	(43)
	16,477	—	16,477	8,354	—	8,354	(4,156)	(264)	(849)	3,085

2006
Global Markets
— Global Banking & Markets	3,106	1,334	4,440	1,690	(63)	1,627	(866)	(2)	24	783
— Global Transaction Services	1,520	—	1,520	962	—	962	(117)	—	(3)	842
Regional Markets
— UK Retail & Commercial Banking	7,534	(25)	7,509	5,665	(371)	5,294	(1,268)	(8)	(768)	3,250
— Europe & Middle East Retail
& Commercial Banking	2,557	20	2,577	1,186	(33)	1,153	(360)	(12)	(104)	677
— Asia Retail & Commercial Banking	440	31	471	188	24	212	(141)	(4)	1	68
Group Manufacturing	26	5	31	(71)	(21)	(92)	(1,519)	(226)		(1,837)
Central items	479	570	1,049	(294)	464	170	(428)	6	(2)	(254)
Eliminations	—	(1,935)	(1,935)	—	—	—	—	—	—	—
	15,662		15,662	9,326		9,326	(4,699)	(246)	(852)	3,529
Amortisation of purchased intangible assets	—	—	—	—	—	—	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(62)	(5)	—	(67)
	15,662	—	15,662	9,326	—	9,326	(4,761)	(257)	(852)	3,456

Notes:
(1)   Revenue represents total income included in the income statement grossed-up for interest payable and commissions payable.
(2)   Segmental results for 2007 and 2006 have been restated to reflect transfers of businesses between segments in 2008.

			Group
		2008			2007
			Cost to			Cost to
			acquire			acquire
			fixed assets			fixed assets
			and intangible			and intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m
Global Markets
— Global Banking & Markets	105,017	81,020	348	113,764	90,162	138
— Global Transaction Services	6,458	21,661	—	8,854	21,461	—
Regional Markets
— UK Retail & Commercial Banking	123,192	115,315	2	115,717	115,081	6
— Europe & Middle East Retail & Commercial Banking	70,828	68,155	8	59,653	55,678	35
— Asia Retail & Commercial Banking	13,221	10,864	18	10,726	9,009	14
Group Manufacturing	1,912	598	254	1,710	578	234
Central items	591	10,148	9	1,858	8,211	2
Group	321,219	307,761	639	312,282	300,180	429

Note:
(1)   Segmental results for 2007 have been restated to reflect transfers of businesses between segments in 2008.

Segmental analysis of goodwill is as follows:

				Europe &
				Middle East	Asia
	Global	Global	UK Retail &	Retail &	Retail &
	Banking &	Transaction	Commercial	Commercial	Commercial
	Markets	Services	Banking	Banking	Banking	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2007	94	59	3	445	118	719
Currency translation and other adjustments	(1)	5	—	43	7	54
At 1 January 2008	93	64	3	488	125	773
Currency translation and other adjustments	35	20	—	135	57	247
Disposals	—	—	—	(47)	—	(47)
Write down of goodwill	—	—	(3)	(576)	—	(579)
At 31 December 2008	128	84	—	—	182	394

Notes on the accounts continued

35   Segmental analysis (continued)
(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

			Group
				Rest of
	UK	USA	Europe	the World	Total
2008	£m	£m	£m	£m	£m
Total revenue	12,046	134	3,476	202	15,858

Net interest income	4,577	141	658	21	5,397
Net fees and commissions	2,518	333	293	45	3,189
(Loss)/income from trading activities	(518)	(389)	(65)	9	(963)
Other operating income	78	(20)	22	1	81
Total income	6,655	65	908	76	7,704

Operating profit/(loss) before tax	2,097	(187)	(767)	(3)	1,140

Total assets	186,140	63,984	66,589	4,506	321,219

Total liabilities	179,488	60,728	63,050	4,495	307,761

Net assets attributable to equity shareholders and minority interests	6,652	3,256	3,539	11	13,458

Contingent liabilities and commitments	64,470	3,355	1,378	4,156	73,359

Cost to acquire property, plant and equipment and intangible assets	218	214	188	19	639

2007
Total revenue	13,759	(250)	2,766	202	16,477

Net interest income	4,379	(14)	711	15	5,091
Net fees and commissions	2,506	341	281	62	3,190
Income/(loss) from trading activities	186	(658)	108	4	(360)
Other operating income	357	11	64	1	433
Total income	7,428	(320)	1,164	82	8,354

Operating profit/(loss) before tax	2,989	(341)	423	14	3,085

Total assets	181,249	74,775	52,329	3,929	312,282

Total liabilities	174,797	72,521	48,950	3,912	300,180

Net assets attributable to equity shareholders and minority interests	6,452	2,254	3,379	17	12,102

Contingent liabilities and commitments	64,384	3,040	12,143	2,114	81,681

Cost to acquire property, plant and equipment and intangible assets	239	63	124	3	429

			Group
				Rest of
	UK	US	Europe	the World	Total
2006	£m	£m	£m	£m	£m
Total revenue	11,811	1,140	2,506	205	15,662

Net interest income	3,865	(11)	581	14	4,449
Net fees and commissions	2,327	258	309	74	2,968
Income from trading activities	547	783	126	2	1,458
Other operating income	315	48	88	—	451
Total income	7,054	1,078	1,104	90	9,326

Operating profit before tax	2,434	623	399	—	3,456

Total assets	168,696	76,883	42,334	2,748	290,661

Total liabilities	163,083	74,723	38,938	2,732	279,476

Net assets attributable to equity shareholders and minority interests	5,613	2,160	3,396	16	11,185

Contingent liabilities and commitments	66,273	3,978	8,049	1,960	80,260

Cost to acquire property, plant and equipment and intangible assets	490	46	130	4	670

36   Directors' and key management remuneration Segmental
The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £244,000 (2007 — £243,000).

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2008	2007
	£000	£000
Short-term benefits	16,813	37,763
Post-employment benefits	13,174	10,051
Other long-term benefits	496	708
Termination benefits	345	—
Share-based payments	2,078	5,165
	32,906	53,687

37   Transactions with directors, officers and others
(a)
At 31 December 2008, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £52,464 in respect of loans to 21 persons who were directors of the Bank (or persons connected with them) at any time during the financial period and £2,779,435 to 10 people who were officers of the Bank at any time during the financial period.

(b)
For the purposes of IAS 24 'Related Party Disclosures', key management comprise directors of the Bank and members of the RBS Group's Group Executive Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2008	2007
	£000	£000
Loans and advances to customers	2,753	1,479
Customer accounts	4,508	2,177

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

Key management had no reportable transactions or balances with the ultimate holding company except for dividends.

Notes on the accounts continued

38   Related parties
(a)
Group companies provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm's-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

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

	2008	2007
	£m	£m
Income
Interest receivable	3,857	4,257
Interest payable	1,147	1,090
Fees and commissions receivable	299	235
Fees and commissions payable	184	81

Expenses
Other administrative expenses	1,509	1,725

(e)
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. The Group enters into transactions with many of these bodies on an arms' length basis. The volume and diversity of such transactions are such that disclosure of their amounts in the period 1 December 2008 to 31 December 2008 is impractical.

As at 31 December 2008 balances with the UK Government and UK Government controlled bodies were:

		Group
	Central		Banks, financial
	government		corporations
	(including the	Local	and public	2008
	Bank of England)	government	corporations	Total
	£m	£m	£m	£m
Assets
Balances at central banks	82			82
Loans and advances to customers	5	146	37	188
Debt securities	1,373	—	10	1,383
Derivatives	—	4	3	7

Liabilities
Customer accounts	1,315	1,886	449	3,650
Derivatives	—	9	7	16

Notes:

(1)   In addition to the UK Government's shareholding in the Group, the UK Government and UK Government controlled bodies may hold debt securities, subordinated liabilities and other liabilities or shares issued by the Group in the normal course of their business.  It is not practicable to ascertain and disclose these amounts.

(2)   Certain of the liability balances are secured.

		Bank
	Central		Banks, financial
	government		corporations
	(including the	Local	and public	2008
	Bank of England)	government	corporations	Total
	£m	£m	£m	£m
Assets
Balances at central banks	67			67
Loans and advances to customers	4	146	32	182
Derivatives	—	4	3	7

Liabilities
Customer accounts	1,307	1,249	444	3,000
Derivatives	—	9	7	16

Notes:

(1)   In addition to the UK Government's shareholding in the Group, the UK Government and UK Government controlled bodies may hold debt securities, subordinated liabilities and other liabilities or shares issued by the Group in the normal course of their business. It is not practicable to ascertain and disclose these amounts.
(2)   Certain of the liability balances are secured.

No impairment losses were recognised by the Group in 2008 in respect of balances with UK Government and UK Government controlled bodies.

39   Ultimate holding company
The Group's ultimate holding company is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2008, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following a placing and open offer by The Royal Bank of Scotland Group plc in December 2008, the UK Government, through HM Treasury, currently holds 57.9% of the issued ordinary share capital of the ultimate holding company and is therefore the Group's ultimate controlling party.

40   Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

Amounts in accordance with IFRS
	2008	2007	2006	2005	2004
Summary consolidated income statement — IFRS	£m	£m	£m	£m	£m
Net interest income	5,397	5,091	4,449	4,461	4,383
Non-interest income	2,307	3,263	4,877	4,189	3,640
Total income	7,704	8,354	9,326	8,650	8,023
Operating expenses (1)	5,202	4,420	5,018	4,483	4,168
Profit before impairment losses	2,502	3,934	4,308	4,167	3,855
Impairment	1,362	849	852	756	625
Operating profit before tax	1,140	3,085	3,456	3,411	3,230
Tax	599	768	831	948	866
Profit after tax	541	2,317	2,625	2,463	2,364
Minority interests	93	89	39	17	12
Preference dividends	—	—	—	—	36
Profit attributable to ordinary shareholders	448	2,228	2,586	2,446	2,316

Note:

(1)   Includes integration and restructuring expenditure of £42 million (2007 — £43 million, 2006 — £67 million, 2005 — £163 million, 2004 — £297 million).

	2008	2007	2006	2005	2004
Summary consolidated balance sheet — IFRS	£m	£m	£m	£m	£m
Loans and advances	264,501	260,425	243,974	215,938	161,661
Debt securities and equity shares	37,122	39,047	33,701	30,338	23,936
Derivatives and settlement balances	13,012	6,275	6,320	6,907	4,904
Other assets	6,584	6,535	6,666	7,420	6,720
Total assets	321,219	312,282	290,661	260,603	197,221

Shareholders' equity	12,135	10,788	10,173	9,440	8,009
Minority interests	1,323	1,314	1,012	744	408
Subordinated liabilities	10,099	5,932	5,641	6,648	5,808
Deposits	254,017	250,380	227,477	203,925	149,992
Derivatives, settlement balances and short positions	21,157	18,206	26,617	24,231	22,775
Other liabilities	22,488	25,662	19,741	15,615	10,229
Total liabilities and equity	321,219	312,282	290,661	260,603	197,221

ITEM 19. EXHIBIT INDEX

Exhibit number	Description

1.1	Memorandum and Articles of Association of National Westminster Bank Plc

7.1	Explanation of ratio calculations

8.1	Omitted pursuant to General Instruction I(2)(b) of Form 10-K as applied to reports on Form 20-F

12.1	CEO certifications required by Rule 13a-14(a)

12.2	CFO certifications required by Rule 13a-14(a)

13.1	Certifications required by Rule 13a-14(b)

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report to be signed on its behalf.

National Westminster Bank Plc
Registrant

/s/ Guy Robert Whittaker

Guy Robert Whittaker
Group Finance Director

28 May 2009

Exhibit number	Description

1.1	Memorandum and Articles of Association of National Westminster Bank Plc

7.1	Explanation of ratio calculations

8.1	Omitted pursuant to General Instruction I(2)(b) of Form 10-K as applied to reports on Form 20-F

12.1	CEO certifications required by Rule 13a-14(a)

12.2	CFO certifications required by Rule 13a-14(a)

13.1	Certifications required by Rule 13a-14(b)