Form 20-F
period 2010-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2011-04-26
CIK 702162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-09266

NATIONAL WESTMINSTER BANK Plc
 (Exact name of Registrant as specified in its charter)

United Kingdom
(Jurisdiction of incorporation or organization)

135 Bishopsgate, London, EC2M 3UR, United Kingdom
(Address of principal executive offices)

Aileen Taylor, Group Secretary, Tel: +44 (0) 131 626 4099, Fax: +44 (0) 131 626 3081
PO Box 1000, Gogarburn, Edinburgh EH12 1HQ
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Non-Cumulative Dollar Preference Shares of $25 each, Series C	New York Stock Exchange
American Depositary Shares, each representing one Non-Cumulative Dollar Preference Share of $25 each, Series C	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010, the close of the period covered by the annual report:

£1 Ordinary shares	1,678,177,493
Non-Cumulative Dollar Preference Shares of $25 each, Series C	9,829,195
9% Non-Cumulative Preference Shares of £1 each, Series A	140,000,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-Accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐  U.S. GAAP
☒  International Financial Reporting Standards as issued by the International Accounting Standards Board
☐  Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

As a wholly-owned subsidiary of The Royal Bank of Scotland plc, which in turn is a wholly-owned direct subsidiary of The Royal Bank of Scotland Group plc, a public company with limited liability incorporated in the United Kingdom and which has its registered office in Scotland, National Westminster Bank Plc meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to reports on Form 20-F, and is therefore filing its Form 20-F with a reduced disclosure format.

NATIONAL WESTMINSTER BANK Plc

ANNUAL REPORT ON FORM 20-F
FOR THE YEAR ENDED 31 DECEMBER 2010
CONTENTS

Item	Item Caption	Page
	Presentation of Information	1
PART I
1	Identity of Directors, Senior Management and Advisers	*
2	Offer Statistics and Expected Timetable	*
3	Key Information	3
	Selected financial data	*
	Capitalisation and indebtedness	*
	Reasons for the offer and use of proceeds	*
	Risk factors	5
4	Information on the Bank	18
	History and development of the Bank	18
	Business overview	18
	Organisational structure	20
	Property, plants and equipment	20
4A	Unresolved Staff Comments	*
5	Operating and Financial Review and Prospects	21
	Operating results	21
	Liquidity and capital resources	96
	Research and development, patents, licences etc	*
	Trend information	*
	Off balance sheet arrangements	*
	Contractual obligations	*
6	Directors, Senior Management and Employees	97
	Directors and senior management	*
	Compensation	*
	Board practices	97
	Employees	99
	Share ownership	99
7	Major Shareholders and Related Party Transactions	*
	Major shareholders	*
	Related party transactions	*
	Interests of experts and counsel	*
8	Financial Information	101
	Consolidated statements and other financial information	101
	Significant changes	101
9	The Offer and Listing	102
	Offer and listing details	102
	Plan of distribution	*
	Markets	103
	Selling shareholders	*
	Dilution	*
	Expenses of the issue	*
10	Additional Information	104
	Share capital	*
	Memorandum and articles of association	104
	Material contracts	109
	Exchange controls	109
	Taxation	109
	Dividends and paying agents	*
	Statement of experts	*
	Documents on display	110
	Subsidiary information	*

* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or otherwise not included herein.

Item	Item Caption	Page

11	Quantitative and Qualitative Disclosure about Market Risk	111
12	Description of Securities other than Equity Securities	111
PART II
13	Defaults, Dividend Arrearages and Delinquencies	*
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
15	Controls and Procedures	112
16	[Reserved]
	A Audit Committee financial expert	*
	B Code of ethics	*
	C Principal Accountant Fees and services	97, 139
	D Exemptions from the Listing Standards for Audit Committee	*
	E Purchases of Equity Securities by the Issuer and Affiliated Purchases	*
	F Change in Registrant’s Certifying Accountant	*
	G Corporate Governance	113
PART III
17	Financial Statements	*
18	Financial Statements	114
19	Exhibits	206
	Signature	207

* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instruction I to Form 10-K or otherwise not included herein.

PRESENTATION OF INFORMATION
In this document, the term 'NatWest', 'Bank' or ‘company’ means National Westminster Bank Plc and 'NatWest Group' or the ‘Group’ means the Bank and its subsidiary undertakings.

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

In particular, this document includes forward-looking statements relating, but not limited, to: the RBS Group’s restructuring plans; the RBS Group’s and NatWest Group’s capitalisation, portfolios, capital ratios, liquidity, risk weighted assets, return on equity, cost income ratios, leverage and loan deposit ratios, funding and risk profile; future financial performance; the level and extent of future impairments and write-downs; the protection provided by the APS; and NatWest Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the RBS Group or other resolution procedures under the Banking Act of 2009; implementation of the SRR prior to the insolvency of RBSG or its UK bank subsidiaries; amendments to contractual arrangements; the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and NatWest Group in particular; unanticipated complications with implementing the State Aid restructuring plan; general geopolitical and economic conditions in the UK and in other countries in which NatWest Group has significant business activities or investments, including the United States; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; the financial stability of other financial institutions, and NatWest Group’s counterparties and borrowers; the extent of future write-downs and impairment charges caused by depressed asset valuations; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated fluctuations in interest rates, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices; changes in the credit rating of NatWest Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; changes in UK and foreign laws, regulations, accounting standards and taxes; NatWest Group’s ability to attract or retain senior management or other key employees; changes in pricing environments; competition and consolidation in the banking sector; litigation and regulatory investigations; impairment of goodwill; pension fund shortfall; general operational risks; HM Treasury exercising influence over the operations of NatWest Group; reputational risk; changes to government compensation schemes; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of NatWest Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this report speak only as of the date of this report, and NatWest Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion on certain risks faced by NatWest Group, see Risk Factors on page 5.

ITEM 3. KEY INFORMATION

The Company has omitted portions of this item on the basis of General Instruction I(2)(a) to Form 10-K, as applied to reports on Form 20-F.

SELECTED FINANCIAL DATA

NatWest Group’s accounts are prepared in accordance with IFRS as issued by the IASB. Selected data under IFRS for each of the five years ended 31 December 2010 are presented below.

The dollar financial information included below has been converted from sterling at a rate of £1.00 to US$1.5392, being the Noon Buying Rate on 30 December 2010 (the last US business day in 2010).

Summary consolidated income statement	2010 $m	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Net interest income	4,865	3,161	3,197	5,397	5,091	4,449
Non-interest income (1, 2)	7,550	4,905	6,077	2,307	3,263	4,877
Total income	12,415	8,066	9,274	7,704	8,354	9,326
Operating expenses (3, 4, 5)	(8,162)	(5,303)	(4,006)	(5,202)	(4,420)	(5,018)
Profit before impairment losses	4,253	2,763	5,268	2,502	3,934	4,308
Impairment losses	(7,918)	(5,144)	(4,139)	(1,362)	(849)	(852)
Operating (loss)/profit before tax	(3,665)	(2,381)	1,129	1,140	3,085	3,456
Tax credit/(charge)	180	117	5	(599)	(768)	(831)
(Loss)/profit for the year	(3,485)	(2,264)	1,134	541	2,317	2,625

(Loss)/profit attributable to:
Non-controlling interests	(12)	(8)	—	93	89	39
Ordinary shareholders	(3,473)	(2,256)	1,134	448	2,228	2,586

Notes:
(1)	Includes gains on strategic disposals of £937 million in 2010.
(2)	Includes gain on redemption of own debt of £145 million (2009 - £381 million).
(3)	Includes integration and restructuring costs of £45 million (2009 - £150 million; 2008 - £42 million; 2007 - £43 million; 2006 - £67 million).
(4)	Includes write-down of goodwill and other intangible assets of £716 million in 2008.
(5)	Includes gains on pensions curtailment of £544 million in 2009.

Summary consolidated balance sheet	2010 $m	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Loans and advances	478,787	311,062	297,633	264,501	260,425	243,974
Debt securities and equity shares	62,181	40,398	35,755	37,122	39,047	33,701
Derivatives and settlement balances	11,114	7,221	9,043	13,012	6,275	6,320
Other assets	12,084	7,851	8,297	6,584	6,535	6,666
Total assets	564,166	366,532	350,728	321,219	312,282	290,661

Owners’ equity	23,171	15,054	14,199	12,135	10,788	10,173
Non-controlling interests	2,024	1,315	1,282	1,323	1,314	1,012
Subordinated liabilities	11,672	7,583	8,999	10,099	5,932	5,641
Deposits	475,280	308,784	288,896	254,017	250,380	227,477
Derivatives, settlement balances and short positions	31,463	20,441	21,258	21,157	18,206	26,617
Other liabilities	20,556	13,355	16,094	22,488	25,662	19,741
Total liabilities and equity	564,166	366,532	350,728	321,219	312,282	290,661

Other financial data	2010	2009	2008	2007	2006
Return on average total assets (1)	(0.59%)	0.33%	0.14%	0.71%	0.94%
Return on average owners’ equity (2)	(15.0%)	9.0%	3.9%	21.9%	26.1%
Average owners’ equity as a percentage of average total assets	3.9%	3.6%	3.5%	3.2%	3.6%
Risk asset ratio - Tier 1	10.7%	10.1%	10.1%	9.8%	9.9%
Risk asset ratio - Total	13.2%	13.4%	14.5%	13.2%	12.9%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	0.19	1.34	1.16	1.43	1.64
- excluding interest on deposits	(0.95)	1.70	1.51	2.50	3.09
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	0.19	1.34	1.16	1.43	1.64
- excluding interest on deposits	(0.95)	1.70	1.51	2.50	3.09

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average owners’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average owners’ equity.
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

(4)
The earnings for the year ended 31 December 2010 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiencies for total fixed charges and total fixed charges and preference share dividends for the year ended 31 December 2010 was £2,381 million.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	March	February	January	December	November	October
US dollars per £1	2011	2011	2011	2010	2010	2010
Noon Buying Rate
High	1.6387	1.6247	1.6042	1.5882	1.6291	1.6027
Low	1.5983	1.5986	1.5490	1.5361	1.5557	1.5681

	2010	2009	2008	2007	2006
Noon Buying Rate
Period end rate	1.5392	1.6167	1.4619	1.9843	1.9586
Average rate for the period (1)	1.5415	1.5707	1.8424	2.0073	1.8582

Consolidation rate (2)
Period end rate	1.5524	1.6222	1.4604	2.0043	1.9651
Average rate for the period	1.5455	1.5657	1.8528	2.0015	1.8436

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the period.
(2)	The rates used by NatWest Group for translating US dollars into sterling in the preparation of its financial statements.
(3)	On 22 April 2011, the Noon Buying Rate was £1.00 = US$1.6517.

Risk factors
Set out below are certain risk factors which could adversely affect the Group's future results and cause them to be materially different from expected results. The Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. ‘RBSG’ means The Royal Bank of Scotland Group plc and ‘RBS Group’ means RBSG and its subsidiaries.

The RBS Group participates in the Asset Protection Scheme (APS) in the United Kingdom and, as a subsidiary of RBSG, the Group has assets which are covered by the provisions of the APS. For further information about the risks arising for the RBS Group, including the Group, as a result of its participation in the APS, and for further information about the risks faced by the RBS Group generally, refer to the section entitled ‘Risk factors’ in RBSG's Annual Report and Accounts for the year ended 31 December 2010.

The Group relies on the RBS Group
The Group is part of the RBS Group and receives capital from the RBS Group. The Group also receives certain services from the RBS Group and has access to the infrastructure of the RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of the RBS Group to provide intra-group funding, capital injections or other support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009.
Under the Banking Act 2009 (the “Banking Act”), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the “Authorities”) as part of a special resolution regime (the “SRR”). These powers enable the Authorities to deal with UK banks, building societies and other institutions. with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 (“FSMA”) (each, a “relevant entity”) where the conditions set out in the next paragraph headed “The SRR may be triggered prior to the insolvency of RBSG or its UK bank subsidiaries, which may include the Bank and its UK bank subsidiaries” are met.  The SRR consists of three stabilisation options and two insolvency and administration procedures applicable to UK banks which may be commenced by the Authorities. The stabilisation options provide for: (i) transfer of all or part of the business of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity or its UK-incorporated holding company. In each case, the Authorities have been granted wide powers under the Banking Act including powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively. The following paragraphs of this risk factor headed “RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009” set out some of the possible consequences of the exercise of those powers under the SRR.

The SRR may be triggered prior to the insolvency of RBSG or its UK bank subsidiaries, which may include the Bank and its UK bank subsidiaries.
The purpose of the stabilisation options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilisation options may only be exercised if (a) the FSA is satisfied that a relevant entity such as RBSG’s UK banking subsidiaries, including the Bank, is failing, or is likely to fail, to satisfy the threshold conditions within the meaning of section 41(1) of the FSMA (which are the conditions that a relevant entity must satisfy in order to retain its authorisation to perform regulated activities), (b) following consultation with the other Authorities, the FSA determines that it is not reasonably likely that (ignoring the stabilisation options) action will be taken that will enable the relevant entity to satisfy those threshold conditions, and (c) the Authorities consider the exercise of the stabilisation options to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial systems, public confidence in the UK banking systems and the protection of depositors). It is therefore possible that one of the stabilisation options could be exercised prior to the point at which any insolvency proceedings with respect to the relevant entity (such as the Bank) or RBSG could be initiated. The stabilisation options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company (such as RBSG or the Bank) of a relevant entity into temporary public ownership provided that certain conditions are met. Temporary public ownership is effected by way of a share transfer order and can be actioned irrespective of the financial condition of the parent company.

Various actions may be taken in relation to any securities issued by the Bank without the consent of the holders thereof.
If stabilisation options are exercised in respect of the Bank, HM Treasury or the Bank of England may exercise extensive share transfer powers (applying to a wide range of securities) and property transfer powers (including powers for partial transfers of property rights and liabilities) in relation to the Bank.  Exercise of these powers could involve taking various actions in relation to any securities issued by the Bank (the “Securities”) without the consent of holders of the Securities, including (among other things):

(i)	transferring the Securities free from any contractual, legislative orother restrictions on transfer;
(ii)	transferring the Securities free from any trust, liability or otherencumbrance;
(iii)	extinguishing any rights to acquire Securities;
(iv)	delisting the Securities;
(v)	converting the Securities into another form or class (the scope ofwhich power is unclear, although may include, for example, conversion of the Securities into equity securities);
(vi)	disapplying any termination or acceleration rights or events of default under the terms of theSecurities which would be triggered by the transfer or certain related events; or
(vii)	where property is held on trust, removing or altering the terms of such trust.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

The taking of any such actions may adversely affect the rights of holders of the Securities, the price or value of their investment in the Securities and/or the ability of the Bank to satisfy its obligations under the Securities and/or contracts related to the Securities. Where the transfer powers are effected, HM Treasury is required to make certain compensation or resolution fund orders and holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act if any action is taken in respect of the Securities (and if the relevant order provides for the amount of compensation payable to be determined by an independent valuer, then for the purposes of determining an amount of compensation, the independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury). However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

Contractual arrangements between the Group and other companies within the RBS Group and/or the bridge bank or private sector purchaser may be created, modified or cancelled.
If any member of the RBS Group were taken into temporary public ownership and a partial transfer of its or any relevant entity’s business were effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity were effected, the transfer may directly affect the Bank or its subsidiaries by creating, modifying or cancelling its or their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business (or any part of it) effectively. For example, the transfer may (among other things) (i) require the Bank or its subsidiaries to support and co-operate with the bridge bank or private sector purchaser; (ii) cancel or modify contracts or arrangements between RBSG or the transferred business and the Bank or its subsidiaries or (iii) impose additional obligations on the Bank or its subsidiaries under new or existing contracts. There can be no assurance that the taking of any such actions would not adversely affect the ability of the Bank to satisfy its obligations under the issued Securities or related contracts.

A partial transfer of the business of the RBS Group, including the Bank, may result in a deterioration of the Group’s creditworthiness.
If RBSG, the Royal Bank or the Group were taken into temporary public ownership and a partial transfer of its or any relevant entity’s business were effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity was effected, the nature and mix of the assets and liabilities not transferred may adversely affect the financial condition of RBSG, the Royal Bank or the Group and increase the risk that any of them may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act. In such circumstances, holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act, but there can be no assurance that compensation would be assessed to be payable or that such holders would recover any compensation promptly and/or equal to any loss actually incurred.

While the main provisions of the Banking (Special Provisions) Act 2008 were in force, which conferred certain transfer powers on HM Treasury, the UK Government took action under that Act in respect of a number of UK financial institutions, including, in extreme circumstances, full and partial nationalisation. There have been concerns in the market in recent years regarding the risks of such nationalisation in relation to the RBS Group and other UK banks. If economic conditions in the UK or globally were to deteriorate, or the events described in the following risk factors were to occur to such an extent that they had a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the RBS Group, the UK Government may decide to take similar action in relation to the Bank under the Banking Act. Given the extent of the Authorities’ powers under the Banking Act, it is difficult to predict the effect that such actions might have on the Group and any securities issued by the Bank or its subsidiaries. However, potential impacts may include full nationalisation of the RBS Group including the Bank, the total loss of value in Securities issued by the Bank and the inability of the Bank to perform its obligations under the Securities.

If a relevant stabilisation option were effected in respect of RBSG or the stabilisation options were effected in respect of a relevant entity (such as the Bank) or its business within the RBS Group, HM Treasury would be required to make certain compensation or resolution fund orders, which would depend on the stabilisation power adopted. For example, in the event that the Bank of England were to transfer some of the business of a relevant entity to a bridge bank, HM Treasury would have to make a resolution fund order including a third party compensation order pursuant to the Banking Act (Third Party Compensation Arrangements for Partial Property Transfers) Regulations 2009. However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

The Group’s businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.
The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the UK, the US and the Republic of Ireland. The outlook for these economies over the near to medium term remains challenging. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalised. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world’s largest corporate institutions operating across a wide range of industry sectors, many of which are the Group’s customers and counterparties in the ordinary course of its business. In response to this economic instability and market illiquidity, a number of governments, including the UK Government, the governments of the other EU member states and the US Government intervened in order to inject liquidity and capital into the financial system, and in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth in the near to medium term. Similar conditions are likely to exist in a number of the Group’s key markets, including those in the US and the Republic of Ireland. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability of credit for financial institutions including the Bank and upward pressure on the cost of credit for financial institutions and will continue to impact the credit quality of the Group’s customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, decreased asset values, additional write-downs and impairment charges and lower profitability.  In particular, the performance of the Group may be affected by economic conditions impacting EU member states. For example, the financial problems recently experienced by the governments of certain EU member states (including Greece and Ireland) may lead to the issuance of significant volumes of debt by such member states and European Union entities, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This, as well as credit rating downgrades experienced by such member states, could adversely affect the Group’s access to the debt capital markets and may increase the Group’s funding costs, which could have a material adverse impact on the Group’s earnings, cash flow and financial condition. In addition, EU member states in which the Group operates have agreed to provide financial assistance to certain member states, currently Greece and Ireland, and may be required to provide financial assistance to other EU member states in the future, which may in turn have a negative impact on the financial condition of those EU member states providing the assistance. The Group’s exposure to the economies of such member states, in particular Ireland, has resulted in the Group making significant provisions. Should the adverse economic conditions currently faced by such member states be replicated in other EU member states, the risks discussed above would be exacerbated.

The Group is currently exposed to country concentration risk in the US, the UK and the Republic of Ireland and certain business sector concentration risk relating to personal and property exposures. The Group’s performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

The RBS Group, including the Group, is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B shares) which may impair the RBS Group’s ability to raise new Tier 1 capital.
The RBS Group was required to obtain State Aid approval for the aid given to it by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance of £25.5 billion of B shares by RBSG, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares and RBS Group’s participation in the APS (the “State Aid”).  In that context, as part of the terms of the State Aid approval, the RBS Group, together with HM Treasury, agreed the terms of a restructuring plan (the “State Aid restructuring plan”).

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividend or coupon payments on existing hybrid capital instruments for a two-year period which commenced on 30 April 2010. These restrictions will prevent RBSG and other RBS Group companies (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) from paying discretionary dividends on their preference shares and discretionary coupons on other Tier 1 securities, and RBSG from paying dividends on its ordinary shares, for the same duration, and it may impair the RBS Group’s ability to raise new capital through the issuance of ordinary shares and other securities issued by RBSG and hence to provide capital to the Bank.

The RBS Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009; which include disposing of RBS Insurance, the RBS Group’s insurance division (subject to potentially maintaining a minority interest until the end of 2014). RBSG also agreed to divest its global card payment services business, Global Merchant Services (“GMS”), by the end of 2013, subject to the RBS Group retaining up to 20 per cent of GMS if required by the purchaser and, its interest in RBS Sempra Commodities LLP (“RBS Sempra Commodities”), the RBS Group’s joint venture with Sempra Energy and a leading global commodities trader and the Royal Bank branch based business in England and Wales and the Banks’ branches in Scotland, along with the Direct small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. The RBS Group has progressed with certain of these disposals over the course of 2010, including reaching an agreement to sell the Group’s branch network in Scotland. There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof.

Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the RBS Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the RBS Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid which could have a material adverse impact on the RBS Group, including the Bank and its subsidiaries. In implementing the State Aid restructuring plan, the Bank and its subsidiaries will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the RBS Group’s business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the RBS Group may pay any amounts owed to HM Treasury under the APS or otherwise, which may negatively impact the Group’s business. The implementation of the State Aid restructuring plan by the RBS Group may also result in disruption to the Group’s retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan by the RBS Group may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group’s existing competitors in the Group’s markets. The effect of this on the Group’s future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group’s operations and financial condition and its business generally.

If any or all of the risks described above, or any other currently unforeseen risks, materialise, there could be a materially adverse impact on the Group’s business, operations, financial condition, capital position and competitive position.

The Group’s ability to implement the RBS Group’s strategic plan depends on the success of the Group’s refocus on its core strengths and its balance sheet reduction programme.
In light of the changed global economic outlook, the RBS Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the non-core assets and businesses of the RBS Group (including the Bank and its subsidiaries) and the continued review of the RBS Group’s portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the RBS Group's Non-Core division totalled £252 billion, excluding derivatives, as at 31 December 2008. At 31 December 2010, this total had reduced to £137.9 billion, excluding derivatives, largely as a result of the progress made in business disposals and portfolio sales during the course of 2010. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that RBSG or the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to RBSG or the Group or at all. Tax liabilities could arise on the disposal of assets. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent, including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. There is consequently a risk that RBSG and the Group may fail to complete such disposals by any agreed longstop date.

In addition, RBSG and the Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of assets of RBSG and the Group include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favour of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, RBSG and/or the Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, as noted above in the context of the State Aid restructuring plan and in the context of other disposals, the RBS Group, including the Group, will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the RBS Group’s business arising from implementing the restructuring plans) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors could negatively affect the RBS Group's ability to implement its strategic plan and have a material adverse effect on RBSG’s and/or the Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

Lack of liquidity is a risk to the Group’s business and its ability to access sources of liquidity has been, and will continue to be, constrained.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. During recent years, credit markets worldwide have experienced a severe reduction in liquidity and term-funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group’s access to traditional sources of liquidity has been, and may again be, restricted. In addition, in common with other banking groups, the Group has experienced pressures to increase the average maturity of its wholesale funding. An increase in the maturity of wholesale funding has the effect of increasing the Group’s overall cost of funding.

The RBS Group’s liquidity management (which applies to the Group) focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the ability of the RBS Group (including the Group) to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during recent periods of liquidity stress has been constrained to the point where it, in common with many other banking groups, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity. While money market conditions improved during the course of 2009 and 2010, further tightening of credit markets could have a materially adverse impact on the Group. The Group, in common with other banking groups, may need to seek funds from alternative sources and potentially at higher costs than has previously been the case.

In addition, there is also a risk that corporate and financial institution counterparties with credit exposures may seek to reduce their credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, the Group relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, the Group is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for customer deposits, which has increased the cost of procuring new deposits and impacted the Group’s ability to grow its deposit base. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group’s ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. Significant progress was made during the course of 2010 in reducing non-core asset levels. While the liquidity position of the RBS Group may be materially adversely impacted if it is unable to achieve the run-off and sale of non-core and other assets and businesses as expected, the magnitude of this risk reduced during the course of 2010. Any significant delay in the plans of the RBS Group may nevertheless require the Group to consider disposals of other assets not previously identified for disposal to achieve the funded balance sheet target level.

There can be no assurance that the measures described above, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group’s overall cost of funding or require the Group to consider disposals of other assets not previously identified for disposal to reduce its funding requirements, each of which could have a material adverse impact on the Group’s financial condition and results of operations or result in a loss of value in the Securities.

The financial performance of the Group has been materially affected by deteriorations in borrower credit quality and it may continue to be impacted by any further deteriorations, including as a result of prevailing economic and market conditions, and legal and regulatory developments.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group’s businesses. Whilst some economies stabilised over the course of the last two years, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and property sectors) and in a number of geographies (principally the UK, the US and Republic of Ireland).

The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions, as well as by the legal and regulatory landscape in their respective markets, and if there is a further deterioration in economic and market conditions in one or more markets in which the Group operates or there are changes to the legal or regulatory landscapes in such markets, this could worsen the credit quality of the Group’s borrowers and counterparties and also impact the Group's ability to enforce contractual security rights.

In the United States during the last year a number of other financial institutions have experienced increased repurchase demands in respect of US mortgage loans or other related securities originated and sold. However, the Group has not experienced a significant volume of repurchase demands in respect of similar loans or related securities it originated or sold. The trends and risks affecting borrower credit quality have caused, and in the future may cause, the Group to experience increased repurchase demands, higher costs, additional write-downs and losses for the Group, and may result in a loss of value in the Securities.

The actual or perceived failure or worsening credit of the Group’s counterparties has adversely affected and could continue to adversely affect the Group.
The Group’s ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial institutions, sovereign counterparties or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses being incurred by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default of the Group’s counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and geographic markets, particularly the United Kingdom, United States and Europe). In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures.

Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition and its results of operations or result in a loss of value in the Securities.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations.
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent years. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank’s non-UK subsidiaries (principally RBS Securities Inc. and Ulster Bank’s Republic of Ireland businesses). The Bank prepares its consolidated financial statements in sterling. Fluctuations in the exchange rates used to translate other currencies into sterling affect the Bank’s reported consolidated financial condition, results of operations and cash flows from year to year and those of the Group’s operations whose functional currency is not sterling.

The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group’s investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant variations in the value of such portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks for which materialisation is highly dependent on relative changes in the first order risks referred to above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on RBSG’s and its and the UK Government’s credit ratings.
The Bank and its principal subsidiaries have been subject to a number of credit rating downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of RBSG, the Royal Bank, the Bank or one of its principal subsidiaries would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Furthermore, given the extent of the UK Government ownership of the RBS Group and the support provided to it through HM Treasury’s Credit Guarantee Scheme, any downgrade in the UK Government’s credit ratings could materially adversely affect the credit ratings of the RBS Group, the Bank and other Group companies and may have the effects noted above. Standard & Poor’s Credit Market Services Europe Limited reaffirmed the UK Government’s “AAA” rating with stable outlook on 26 October 2010 and Moody’s Investors Service Limited reaffirmed the UK Government’s “Aaa” rating on 7 May 2010. Fitch Ratings Limited reaffirmed the UK Government’s “AAA” rating with stable outlook on 31 July 2009 and Moody’s Investors Service Limited reiterated the UK Government’s stable outlook on 23 June 2010. In addition to the RBSG credit ratings, the credit rating of Ulster Bank is important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the long-term or short-term credit ratings of RBSG, the Royal Bank, the Bank or its principal subsidiaries could adversely affect the Group’s access to liquidity and competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition or result in a loss of value in the Securities.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.
Effective management of the Group’s capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy. The FSA’s liquidity policy statement issued in October 2009 states that UK regulated firms must hold sufficient eligible securities to survive a liquidity stress and that liquidity policy statement, together with the developments described below, has resulted in the Group holding a greater amount of government securities to ensure that it has adequate liquidity in times of financial stress.

On 17 December 2009, the Basel Committee on Banking Supervision (the “Basel Committee”) proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled "Strengthening the resilience of the banking sector". On 12 September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced further details of the proposed substantial strengthening of existing capital requirements, and the reforms were endorsed by the G-20 leaders after the G-20 Summit in Seoul in November 2010. On 16 December 2010, the Basel Committee published the Basel III rules in documents entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” (containing the reforms relating to capital) and “Basel III: International framework for liquidity risk measurement, standards and monitoring” (containing the reforms relating to liquidity).

The Basel Committee's package of reforms includes increasing the minimum common equity requirement from 2 per cent (before the application of regulatory adjustments) to 4.5 per cent (after the application of stricter regulatory adjustments). The total Tier 1 capital requirement, which includes common equity and other qualifying financial instruments, will increase from 4 per cent to 6 per cent. The total capital requirement (which comprises Tier 1 capital and Tier 2 capital) remains at 8 per cent. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer of 2.5 per cent to withstand future periods of stress, bringing the total common equity requirements to 7 per cent. If there is excess credit growth in any given country resulting in a system-wide build up of risk, a countercyclical buffer within a range of 0 per cent to 2.5 per cent of common equity (or possibly other fully loss absorbing capital) is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. The liquidity coverage ratio is intended to promote resilience to potential liquidity stress scenarios lasting for a 30-day period. The net stable funding ratio is intended to limit over reliance on short-term wholesale funding and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee is conducting further work on systemically important financial institutions and contingent capital in close coordination with the Financial Stability Board. The Basel Committee has stated that measures may include capital surcharges, contingent capital and bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

The Basel Committee is expected to complete by early to mid 2011 a methodology for identifying global systemically important financial institutions with a view to the Financial Stability Board and national authorities determining by mid-2011 those institutions to which the recommendations for global systemically important financial institutions will initially apply. In addition, by mid-2011, the Basel Committee is to complete a study of how much additional loss absorbency capacity global systemically important financial institutions should have and how much of such capacity could be provided by the various proposed instruments (which include contingent capital securities and bail-in debt).

The implementation of the Basel III reforms will begin on 1 January 2013. The requirements, however, are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK and in other jurisdictions in which it operates, including the European Commission’s public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require the RBS Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, including in the form of ordinary shares, and will result in existing Tier 1 and Tier 2 securities issued by the RBS Group ceasing to count towards the Group’s regulatory capital, either at the same level as present or at all. If the RBS Group or the Bank is unable to raise the requisite Tier 1 and Tier 2 capital, the Group may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other Non-Core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group. In addition, pursuant to the State Aid approval, should the RBS Group’s Core Tier 1 capital ratio decline to below 5 per cent. at any time before 31 December 2014, or should the RBS Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, it will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. Any such forced reduction in risk-weighted assets may have an impact on the Group, depending on which assets are ultimately selected for disposal.

As at 31 December 2010, the Group’s Tier 1 and Core Tier 1 capital ratios were 10.7 per cent and 9.5 per cent, respectively, calculated in accordance with FSA requirements. Any change that limits the ability of RBSG or the Group to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the Securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.
Under IFRS, the Group recognises at fair value: (i) financial instruments classified as “held-for-trading” or “designated as at fair value through profit or loss”; (ii) financial assets classified as “available-for-sale”; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the recent financial crisis. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition.

Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the Group’s financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a material adverse effect on the Group’s results of operations and financial condition or result in a loss of value in the Securities.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.
The consolidation that has taken place in recent years among banking institutions in the UK and the US continues to change the competitive landscape for banks and other financial institutions. If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries, could increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract retail deposits on more favourable terms than the Group and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group’s relative performance and future prospects.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. The effects of the substantial government shareholding and involvement in the banks may differ from jurisdiction to jurisdiction, and such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects or result in a loss of value in the Securities.

The RBS Group and the Group may suffer if they do not maintain good employee relations.
In recent years, the RBS Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

In addition, certain of the Group’s employees in the UK, the Republic of Ireland and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.
The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalisations or injections of government capital in the US, the UK and other European countries. In recent years, there has also been increasing focus in the UK, US and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), the Group expects to face greater regulation and scrutiny in the countries in which it operates.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations (such as the bank levy in the UK or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in its securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include, but are not limited to:

–	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

–
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

–	requirements to operate in a way that prioritises objectives other than shareholder value creation;

–	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

–	the imposition of restrictions on the Group’s ability to compensate employees;

–	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

–	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

–
other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing, and the introduction of, and changes to, levies, fees or taxes applicable to the Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

–	other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group’s products and services.

For further information on the bank levy in the United Kingdom, see the section headed ‘Bank levy’ in Note 30 on the Group’s financial statements.

RBSG, the Group and other RBS Group members are and may be subject to litigation and regulatory investigations that may impact the Group’s business.
The RBS Group’s operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, RBSG, the Group and other RBS Group members are, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the UK, the EU, the US and other jurisdictions, including anti-money laundering charges and sanctions, compliance investigations and review by the European Commission under State Aid rules. Furthermore, the RBS Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation against RBSG, the Group or any other RBS Group members could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation or results of operations or result in a loss of value in the Securities.

For details about certain investigations, supervisory matters and litigation matters to which the Group is subject, refer to Note 30 on the Group’s financial statements.

The Group’s results could be adversely affected in the event of goodwill impairment.
The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group’s cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group’s income statement, although it has no effect on the Group’s regulatory capital position.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.
The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the Group’s various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes’ liabilities as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios’ returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition or result in a loss of value in the Securities. A funding valuation of the Group’s main defined benefit pension plan, The Royal Bank of Scotland Group Pension Fund is currently being carried out with an effective date of 31 March 2010.

Operational risks are inherent in the Group’s operations.
The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group’s business, applicable authorisations and licences, reputation, results of operations and the price of its securities. Notwithstanding anything contained in this risk factor, it should not be taken as implying that the Bank will be unable to comply with its obligations as a company with securities admitted to the Official List of the UK Listing Authority (the “Official List”) nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.
The Group’s activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group’s profitability. Revisions to tax legislation or to its interpretation might also affect the Group’s results in the future. From January 2011, the UK Government increased the standard rate of value added tax from 17.5 per cent to 20 per cent and on 1 January 2011, the UK Government introduced the banking levy. These changes, together with any future changes, such as the possible introduction of a financial activities tax, could reduce the Group’s profitability.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group.
UKFI manages HM Treasury’s shareholder relationship with RBSG. Although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that RBSG and the other RBS Group companies (including the Group) will continue to have their own independent board of directors and management team determining their own strategies, should its current intentions change, HM Treasury's position as a majority shareholder of RBSG (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management of any RBS Group company. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders of RBSG do not have. These include rights under the terms of the APS over the RBS Group's remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder of RBSG or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other RBSG and Group shareholders. The RBSG and Group Boards have a duty to promote the success of the respective companies for the benefit of their members as a whole.

The UK Government currently holds approximately 68 per cent of the issued ordinary share capital of RBSG and, indirectly, the Group’s share capital. On 22 December 2009, RBSG issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares of RBSG. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75 per cent of the total issued shares in RBSG.

The Group’s operations have inherent reputational risk.
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which any member of the RBS Group, including the Group, conducts its business activities, from financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.
In the UK, the Financial Services Compensation Scheme (the “Compensation Scheme”) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The Compensation Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The Compensation Scheme is funded by levies on firms authorised by the FSA, including the Group. In the event that the Compensation Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. As at 31 December 2010, the Group had accrued £110 million for its share of Compensation Scheme management expenses levies for the 2010/2011 and 2011/2012 Compensation Scheme years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations or result in a loss of value in the Securities.

The Group’s business and earnings may be adversely affected by geopolitical conditions.
The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the UK, the US and the Republic of Ireland. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower’s ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the United Kingdom Government will commence a staged reduction in the rate of United Kingdom corporation tax from 28 per cent to 23 per cent over a four-year period. Such a change in the applicable tax rate would reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements (see the risk factor above headed “The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements”). Those rules include a requirement that deferred tax assets which rely on future profitability of the Group to be realised may only receive limited recognition when calculating the common equity component of Tier 1 which therefore limits the amount of deferred tax assets which can count towards that component of Tier 1 capital. The implementation of the Basel III reforms will begin on 1 January 2013, however the restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

The APS may result in greater tax liabilities for the Group and the loss of potential tax benefits.
RBS Group can opt (with the consent of HM Treasury) to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any APS exit fee by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets. It has not opted to do so to date, but if it does so in the future, it is difficult to value accurately the cost to the Group, which depends on unascertainable factors including the extent of future losses and any changes in tax law.

In addition to suffering greater tax liabilities in future years as a result of the waiver of the right to certain United Kingdom tax reliefs that are treated as deferred tax assets (the “Tax Loss Waiver”), the Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS. The Tax Loss Waiver provides that RBS Group is not permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the Group.

ITEM 4. INFORMATION ON THE BANK

The Company has omitted portions of this item on the basis of General Instruction I(2)(a) and (d) to Form 10-K, as applied to reports on Form 20-F.

HISTORY AND DEVELOPMENT OF THE BANK

National Westminster Bank Plc is a public limited company registered in England and Wales, with Registration No. 929027. The registered office and principal office of the Bank is 135 Bishopsgate, London, EC2M 3UR (telephone 020-7085-5000). The Bank's website address is www.natwest.com.

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

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company. In December 2009, the ultimate holding company issued a further £25.5 billion of new capital to HMT. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier one capital.

During the year, the ultimate holding company converted certain non-cumulative preference shares into ordinary shares in the ultimate holding company. As a result, HMT’s holding in the ultimate holding company’s ordinary shares reduced to 67.8%.

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

A central Business Services function provides services to entities in the RBS Group. Allocations of Business Services costs are made on appropriate bases to individual legal entities, including NatWest.

At 31 December 2010, NatWest Group had total assets of £366.5 billion and owners' equity of £15.1 billion.

Organisational structure and business overview
The Group’s activities are organised on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the NatWest network of branches and ATMs in the United Kingdom, and also through telephone and internet channels. UK Retail launched the Retail Customer Charter in June 2010 and progress against the commitments made is formally reported every six months.

UK Corporate is a leading provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels.

Wealth  provides private banking and investment services in the UK through Coutts & Co, offshore banking through NatWest Offshore and international private banking through RBS Coutts.

Global Transaction Services (GTS) ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, and trade finance and commercial card products and services. It includes the Group's corporate money transmission activities in the United Kingdom and the United States.

Ulster Bank is the leading retail and business bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services. The Retail Markets division which has a network of 236 branches, operates in the personal and financial planning sectors. The Corporate Markets division provides services to SME business customers, corporates and institutional markets.

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit and mortgage markets and portfolio management and origination.

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

Business Services supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and is the Group’s centre of excellence for managing large-scale and complex change. For reporting purposes, Business Service costs are allocated to the divisions above. It is not deemed a reportable segment.

Business divestments
To comply with European Commission (EC) state aid requirements the RBS Group has agreed a series of restructuring measures to be implemented over a four year period from December 2009. This will supplement the measures in the strategic plan previously announced by the RBS Group. These include divesting RBS Insurance, 80.01% of Global Merchant Services and substantially all of Sempra Commodities JV business, as well as divesting the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the Direct SME customers across the UK.

Recent Developments

Personal current accounts
On 29 March 2011, the OFT published its update report in relation to personal current accounts. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board has led on producing standards and guidance to be included in a revised Lending Code published on 31 March 2011. The OFT will continue to monitor the market and will consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the Independent Commission on Banking. The OFT intends to conduct a more comprehensive review of the market in 2012.

Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (ICB). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as "too big to fail".

The ICB reports to the Cabinet Committee on Banking Reform and is required to produce a final report by the end of September 2011. RBS Group has responded to the call for evidence by the ICB. In addition it has attended a private hearing, as well as public hearings in Edinburgh and Cardiff in December 2010. The ICB published its Interim Report on 11 April 2011 which contains the ICB's suggestions for changes to the UK banking sector. At this stage it is not possible to estimate the effect of the ICB’s report and recommendations upon RBS Group, if any.

Payment Protection Insurance (PPI)
On 20 April 2011, the High Court issued judgment in the judicial review application commenced in October 2010 by the BBA against the FSA and the FOS.  The Court ruled in favour of the FSA and the FOS.  The BBA is considering whether to appeal.

ORGANISATIONAL STRUCTURE

The company is a wholly-owned subsidiary of the Royal Bank. The ultimate holding company is The Royal Bank of Scotland Group plc which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The principal subsidiary undertakings of NatWest Group and their activities are detailed in Note 17 to the Consolidated Financial Statements.

DESCRIPTION OF PROPERTY AND EQUIPMENT

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2010, NatWest had 1,549 retail branches in the UK. Ulster Bank, including First Active had a network of branches and business centres in Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by NatWest and its subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group’s properties include its principal office in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment for the year ended 31 December 2010 was £199 million (2009 - £209 million; 2008 - £347 million).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The company has omitted portions of this item on the basis of General Instruction I(2)(a) to Form 10-K, as applied to reports on Form 20-F. For a discussion of critical accounting policies that are considered by the directors to be the most important to the portrayal of its financial condition, see pages 130 to 132. In addition, for a discussion of accounting developments see page 132.

OPERATING RESULTS

Overview of results
The following table summarises NatWest Group's results for each of the three years ended 31 December.

	2010	2009	2008
	£m	£m	£m

Net interest income	3,161	3,197	5,397

Fees and commissions receivable	3,984	4,079	4,367
Fees and commissions payable	(1,248)	(1,241)	(1,178)
Income/(loss) from trading activities	825	1,454	(963)
Gain on redemption of own debt	145	381	—
Other operating income	1,199	1,404	81

Non-interest income	4,905	6,077	2,307

Total income	8,066	9,274	7,704

Administrative expenses
Staff costs
- excluding curtailment gains	(1,887)	(1,749)	(1,402)
- pension schemes curtailment gains	—	544	—
Premises and equipment	(368)	(407)	(331)
Other administrative expenses	(2,816)	(2,147)	(2,516)
Depreciation and amortisation	(232)	(247)	(237)
Write-down of goodwill and other intangible assets	—	—	(716)

Operating expenses	(5,303)	(4,006)	(5,202)

Profit before impairment losses	2,763	5,268	2,502
Impairment losses	(5,144)	(4,139)	(1,362)

Operating (loss)/profit before tax	(2,381)	1,129	1,140
Tax credit/(charge)	117	5	(599)

(Loss)/profit for the year	(2,264)	1,134	541

2010 compared with 2009

Operating (loss)/profit
Operating loss before tax was £2,381 million compared with a profit of £1,129 million in 2009. This reflects a reduction in income, including lower gains on redemption of own debt, and increases in expenses, which benefitted from a pension curtailment gain in 2009. In addition, impairment losses were significantly higher in 2010.

Total income
Total income was down 13% to £8,066 million from £9,274 million in 2009, primarily due to a fall in trading income, lower gains on redemption of own debt and lower dividend income partially offset by higher gains on disposals.

Net interest income
Net interest income remained flat at £3,161 million primarily reflecting higher volumes of interest-earning assets and interest-bearing liabilities offsetting lower net interest margins.

Non-interest income
Non-interest income decreased to £4,905 million from £6,077 million in 2009 reflecting reductions in trading dividend income and a lower gain on redemption of own debt of £145 million compared with £381 million in 2009. These decreases were partially offset by gains on disposals of subsidiaries and associates, including strategic disposals, of £938 million compared with £384 million in 2009.

Operating expenses
Operating expenses were £5,303 million compared with £4,006 million in 2009 which benefitted from pension curtailment gains of £1,297 million, £544 million directly and £753 million in lower management recharges from the holding company. Adjusting for pension curtailment gains, operating expenses were flat. Integration and restructuring costs were £45 million compared with £150 million in 2009.

Cost:income ratio
The Group’s cost:income ratio was 65.7% compared with 43.2% in 2009. Excluding gains on redemption of own debt in both years and pension curtailment gains in 2009, the cost:income ratio was 66.9% compared with 59.6% in 2009.

Impairment losses
Impairment losses were £5,144 million compared with £4,139 million in 2009, with Core bank impairments rising by £109 million and Non-Core by £896 million. In the Core business, the biggest increase was in Ulster Bank, reflecting the difficult economic environment in Ireland. Non-Core impairment losses increased substantially, particularly across the corporate and property sectors.

Capital ratios
Capital ratios at 31 December 2010 were 9.5% (Core Tier 1), 10.7% (Tier 1) and 13.2% (Total).

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

Analysis of results
Net interest income
	2010	2009	2008
	£m	£m	£m
Interest receivable	6,070	6,451	12,373
Interest payable	(2,909)	(3,254)	(6,976)
Net interest income	3,161	3,197	5,397

	%	%	%
Gross yield on interest-earning assets of the banking business	2.49	2.82	5.65
Cost of interest-bearing liabilities of the banking business	(1.45)	(1.66)	(3.73)
Interest spread of the banking business	1.04	1.16	1.92
Benefit from interest-free funds	0.26	0.24	0.54
Net interest margin of the banking business	1.30	1.40	2.46

Yields, spreads and margins of the banking business	%	%	%
Gross yield (1)
Group	2.49	2.82	5.65
UK	2.49	2.77	5.72
Overseas	2.48	2.94	5.45
Interest spread (2)
Group	1.04	1.16	1.92
UK	1.04	1.17	2.07
Overseas	1.04	1.07	1.45
Net interest margin (3)
Group	1.30	1.40	2.46
UK	1.24	1.36	2.48
Overseas	1.46	1.50	2.40
The Royal Bank of Scotland plc base rate (average)	0.50	0.64	4.67
London inter-bank three month offered rates (average):
Sterling	0.70	1.21	5.51
Eurodollar	0.34	0.69	2.92
Euro	0.75	1.21	4.63

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

Average balance sheet and related interest

	2010			2009
	Average balance	Interest	Rate	Average balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks
- UK	102,785	1,240	1.21	73,448	1,236	1.68
- Overseas	7,914	84	1.06	6,543	131	2.00
Loans and advances to customers
- UK	79,238	3,326	4.20	93,968	3,394	3.61
- Overseas	49,692	1,359	2.73	51,654	1,591	3.08
Debt securities
- UK	2,389	35	1.47	1,569	52	3.31
- Overseas	1,707	26	1.52	1,958	47	2.40
Interest-earning assets
- UK	184,412	4,601	2.49	168,985	4,682	2.77
- Overseas	59,313	1,469	2.48	60,155	1,769	2.94
Total interest-earning assets
- banking business (2, 3)	243,725	6,070	2.49	229,140	6,451	2.82
- trading business	101,348			77,788
Interest-earning assets	345,073			306,928
Non-interest-earning assets (2, 3)	37,823			38,590
Total assets	382,896			345,518
Percentage of assets applicable to overseas operations	45.5%			42.3%
Liabilities
Deposits by banks
- UK	19,787	604	3.05	13,885	511	3.68
- Overseas	19,231	260	1.35	21,832	326	1.49
Customer accounts: demand deposits
- UK	61,532	315	0.51	58,198	272	0.47
- Overseas	2,672	49	1.83	3,287	46	1.40
Customer accounts: savings deposits
- UK	58,418	929	1.59	44,714	713	1.59
- Overseas	2,702	30	1.11	1,977	48	2.43
Customer accounts: other time deposits
- UK	12,521	240	1.92	25,144	422	1.68
- Overseas	8,578	164	1.91	8,008	181	2.26
Debt securities in issue
- UK	501	12	2.40	903	36	3.99
- Overseas	8,155	83	1.02	10,810	249	2.30
Subordinated liabilities
- UK	7,111	209	2.94	7,885	436	5.53
- Overseas	543	15	2.76	567	18	3.17
Internal funding of trading business
- UK	(1,239)	(1)	0.08	(1,400)	(4)	0.29
Interest-bearing liabilities
- UK	158,631	2,308	1.45	149,329	2,386	1.60
- Overseas	41,881	601	1.44	46,481	868	1.87
Total interest-bearing liabilities
- banking business (2, 3)	200,512	2,909	1.45	195,810	3,254	1.66
- trading business	100,733			78,449
Interest-bearing liabilities	301,245			274,259
Non-interest-bearing liabilities:
Demand deposits
- UK	27,846			20,004
- Overseas	9,450			7,012
Other liabilities (3)	29,271			31,642
Owners’ equity	15,084			12,601
Total liabilities and owners’ equity	382,896			345,518
Percentage of liabilities applicable to overseas operations	43.3%			40.7%
Notes:
(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet and related interest

	2008
	Average balance	Interest	Rate
	£m	£m	%
Assets
Loans and advances to banks
- UK	45,844	1,784	3.89
- Overseas	8,095	341	4.21
Loans and advances to customers
- UK	113,633	7,343	6.46
- Overseas	48,145	2,720	5.65
Debt securities
- UK	1,932	98	5.07
- Overseas	1,485	87	5.86
Interest-earning assets
- UK	161,409	9,225	5.72
- Overseas	57,725	3,148	5.45
Total interest-earning assets
- banking business (2)	219,134	12,373	5.65
- trading business (3)	71,961
Interest-earning assets	291,095
Non-interest-earning assets (2)	35,824
Total assets	326,919
Percentage of assets applicable to overseas operations	44.2%
Liabilities
Deposits by banks
- UK	7,511	287	3.82
- Overseas	13,763	533	3.87
Customer accounts: demand deposits
- UK	56,691	1,299	2.29
- Overseas	4,840	114	2.36
Customer accounts: savings deposits
- UK	32,307	1,338	4.14
- Overseas	875	51	5.83
Customer accounts: other time deposits
- UK	37,274	1,690	4.53
- Overseas	7,545	342	4.53
Debt securities in issue
- UK	2,559	163	6.37
- Overseas	16,665	699	4.19
Subordinated liabilities
- UK	7,511	487	6.48
- Overseas	323	22	6.81
Internal funding of trading business
- UK	(1,077)	(49)	4.55
Interest-bearing liabilities
- UK	142,776	5,215	3.65
- Overseas	44,011	1,761	4.00
Total interest-bearing liabilities
- banking business (2)	186,787	6,976	3.73
- trading business (3)	73,400
Total interest-bearing liabilities	260,187
Non-interest-bearing liabilities:
Demand deposits
- UK	14,419
- Overseas	5,288
Other liabilities (2, 3)	35,497
Owners’ equity	11,528
Total liabilities and owners’ equity	326,919
Percentage of liabilities applicable to overseas operations	44.5%

Notes:
(1)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(2)	Interest income and interest expense do not include interest on financial assets and liabilities designated as at fair value through profit or loss.
(3)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Analysis of change in net interest income – volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2010 over 2009			2009 over 2008
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
- UK	408	(404)	4	761	(1,309)	(548)
- Overseas	23	(70)	(47)	(56)	(154)	(210)
Loans and advances to customers
- UK	(576)	508	(68)	(1,113)	(2,836)	(3,949)
- Overseas	(58)	(174)	(232)	186	(1,315)	(1,129)
Debt securities
- UK	20	(37)	(17)	(16)	(30)	(46)
- Overseas	(5)	(16)	(21)	22	(62)	(40)
Total interest receivable of the banking business
- UK	(148)	67	(81)	(368)	(4,175)	(4,543)
- Overseas	(40)	(260)	(300)	152	(1,531)	(1,379)
	(188)	(193)	(381)	(216)	(5,706)	(5,922)
Interest-bearing liabilities
Deposits by banks
- UK	(191)	98	(93)	(235)	11	(224)
- Overseas	37	29	66	(219)	426	207
Customer accounts: demand deposits
- UK	(17)	(26)	(43)	(34)	1,061	1,027
- Overseas	10	(13)	(3)	30	38	68
Customer accounts: savings deposits
- UK	(216)	—	(216)	(393)	1,018	625
- Overseas	(14)	32	18	(39)	42	3
Customer accounts: other time deposits
- UK	236	(54)	182	432	836	1,268
- Overseas	(12)	29	17	(20)	181	161
Debt securities in issue
- UK	13	11	24	81	46	127
- Overseas	51	115	166	197	253	450
Subordinated liabilities
- UK	39	188	227	(23)	74	51
- Overseas	1	2	3	(11)	15	4
Internal funding of trading business
- UK	—	(3)	(3)	11	(56)	(45)
Total interest payable of the banking business
- UK	(136)	214	78	(161)	2,990	2,829
- Overseas	73	194	267	(62)	955	893
	(63)	408	345	(223)	3,945	3,722
Movement in net interest income
- UK	(284)	281	(3)	(529)	(1,185)	(1,714)
- Overseas	33	(66)	(33)	90	(576)	(486)
	(251)	215	(36)	(439)	(1,761)	(2,200)

Overview of balance sheet
Summary consolidated balance sheet
	2010	2009
	£m	£m
Assets
Cash and balances at central banks	1,824	1,805
Loans and advances to banks	155,929	133,230
Loans and advances to customers	155,133	164,403
Debt securities and equity shares	40,398	35,755
Other assets	13,248	15,535

Total assets	366,532	350,728

Liabilities
Deposits by banks	52,552	61,433
Customer accounts	256,232	227,463
Debt securities in issue	8,262	11,470
Other liabilities	25,534	25,882
Subordinated liabilities	7,583	8,999
Non-controlling interests	1,315	1,282
Shareholders’ equity	15,054	14,199

Total liabilities and equity	366,532	350,728

Analysis of repurchase agreements
	2010	2009
	£m	£m
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	8,982	7,287
Loans and advances to customers	16,030	9,916

	25,012	17,203

Repurchase agreements and stock lending
Deposits by banks	8,819	10,591
Customer accounts	55,541	36,922

	64,360	47,513

Overview - summary consolidated balance sheet

Total assets of £366.5 billion at 31 December 2010 were up £15.8 billion, 5%, compared with 31 December 2009, principally reflecting the placing of surplus deposits with the holding company.

Loans and advances to banks increased by £22.7 billion, 17%, to £155.9 billion reflecting higher placings with the holding company and fellow subsidiaries, up £20.5 billion, 17% to £138.4 billion and an increase in other loans and advances to banks, up £2.2 billion to £17.5 billion.

Loans and advances to customers were down £9.3 billion, 6%, at £155.1 billion. Within this, amounts due from fellow subsidiaries decreased £5.0 billion, 35%, to £9.3 billion. Excluding growth in reverse repurchase agreements and stock borrowing, up £6.1 billion, 62% at £16.1 billion, other loans and advances declined £10.4 billion, 7% to £129.8 billion, principally reflecting reductions in Non-Core, UK Retail, UK Corporate and Ulster Bank, offset in part by increases in Wealth, Global Banking & Markets and Global Transaction Services.

Debt securities increased by £4.7 billion, 14%, to £39.5 billion principally due to increased holdings in Global Banking & Markets.

Deposits by banks decreased by £8.9 billion, 14% to £52.6 billion resulting from a decrease in amounts due to the holding company and fellow subsidiaries, down £4.7 billion, 10%, to £40.3 billion and a reduction in other deposits by banks, down, £4.2 billion to £12.2 billion.

Customer accounts were up £28.8 billion, 13%, to £256.2 billion. Within this, amounts due to fellow subsidiaries were down £5.4 billion, 56%, to £4.2 billion. Excluding growth in repurchase agreements and stock lending, up £18.6 billion, 50%, to £55.6 billion, other customer accounts increased £15.5 billion, 9% to £196.5 billion, reflecting increases in UK Retail, UK Corporate, Wealth, Global Transaction Services and Ulster Bank, partially offset by reductions in Non-Core and Global Banking & Markets.

Debt securities in issue were down £3.2 billion, 28% to £8.3 billion, mainly as a result of reductions in Global Banking & Markets and Ulster Bank.

Subordinated liabilities decreased £1.4 billion, 16% to £7.6 billion, reflecting the redemption of £0.6 billion undated loan capital and debt preference shares under the liability management exercise completed in May 2010, together with the redemption of £0.9 billion dated loan capital, offset in part by the issue of £0.2 billion dated loan capital and the effect of exchange rate movements and other adjustments of £0.6 billion.

Owners’ equity increased by £0.9 billion, 6%, to £15.1 billion, driven by capital contributions from the holding company of £3.0 billion together with exchange rate and other movements of £0.2 billion, partially offset by the attributable loss for the year of £2.3 billion.

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

	Within 1 year	After 1 but within 5 years	After 5 years	Total 2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,882	3	—	1,885	1,850	2,054	2,058	2,118
Manufacturing	2,762	240	928	3,930	4,079	4,702	5,183	5,050
Construction	2,463	336	602	3,401	4,039	5,672	5,717	4,817
Finance	2,417	281	862	3,560	4,820	38,703	34,668	37,606
Service industries and business activities	9,635	1,504	7,574	18,713	20,204	22,197	22,796	20,199
Agriculture, forestry and fishing	672	226	1,070	1,968	2,012	2,102	1,658	1,962
Property	7,104	3,019	5,982	16,105	18,664	21,064	18,892	15,023
Residential mortgages	2,567	1,345	2,689	6,601	5,203	4,003	3,565	3,449
Personal lending	9,005	3,198	3,041	15,244	15,885	16,912	15,949	15,527
Finance leases and instalment credit	47	5	48	100	255	273	317	308
Accrued interest	5,697	4	1	5,702	6,122	330	478	377
Total domestic	44,251	10,161	22,797	77,209	83,133	118,012	111,281	106,436
Overseas residents	4,532	9,774	6,385	20,691	23,214	18,824	17,053	13,803
Total UK offices	48,783	19,935	29,182	97,900	106,347	136,836	128,334	120,239

Overseas
US	18,255	—	869	19,124	11,021	7,019	18,985	29,232
Rest of the World	16,796	7,366	23,347	47,509	52,700	57,336	43,995	34,999
Total Overseas offices	35,051	7,366	24,216	66,633	63,721	64,355	62,980	64,231
Loans and advances to customers - gross	83,834	27,301	53,398	164,533	170,068	201,191	191,314	184,470
Loan impairment provisions				(9,400)	(5,665)	(2,924)	(2,338)	(2,059)
Loans and advances to customers - net				155,133	164,403	198,267	188,976	182,411

Fixed rate	21,642	5,374	5,653	32,669	36,412	35,353	37,263	46,548
Variable rate	62,192	21,927	47,745	131,864	133,656	165,838	154,051	137,922
Loans and advances to customers - gross	83,834	27,301	53,398	164,533	170,068	201,191	191,314	184,470

For further information regarding NatWest Group’s operations by geographical area, see Note 36 to the Consolidated Financial Statements.

Loan impairment provisions

Provisioning policy
For a discussion of the factors considered in determining the amount of provisions, see ‘Risk elements in lending, provisions and reserves’ on page 80 and ‘Critical accounting policies’ on page 130.

Loan impairment provisions
The following table shows the elements of loan impairment provisions.
	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
Domestic	3,706	2,271	1,986	1,748	1,680
Foreign	1,968	655	354	313	351
	5,674	2,926	2,340	2,061	2,031
Currency translation and other adjustments
Domestic	(11)	5	1	14	—
Foreign	(41)	(3)	134	27	(7)
	(52)	2	135	41	(7)
Disposals of businesses
Foreign	(3)	—	(70)	—	—
	(3)	—	(70)	—	—
Amounts written-off
Domestic	(1,047)	(1,144)	(744)	(537)	(681)
Foreign	(42)	(27)	(48)	(80)	(120)
	(1,089)	(1,171)	(792)	(617)	(801)
Recoveries of amounts written-off in previous years
Domestic	50	45	46	67	50
Foreign	1	3	16	27	21
	51	48	62	94	71
Transfers to immediate parent company
Domestic	—	—	—	—	(30)
Foreign	—	—	—	—	12
	—	—	—	—	(18)
Charged to income statement (1)
Domestic	1,896	2,653	1,060	769	787
Foreign	3,243	1,462	291	79	65
	5,139	4,115	1,351	848	852
Unwind of discount
Domestic	(119)	(124)	(78)	(75)	(58)
Foreign	(192)	(122)	(22)	(12)	(9)
	(311)	(246)	(100)	(87)	(67)
Provisions at the end of the year (2)
Domestic	4,475	3,706	2,271	1,986	1,748
Foreign	4,934	1,968	655	354	313
	9,409	5,674	2,926	2,340	2,061

Gross loans and advances to customers
Domestic	77,209	83,133	122,120	111,281	106,436
Foreign	87,324	86,935	79,071	80,033	78,034
	164,533	170,068	201,191	191,314	184,470
Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	5.79%	4.46%	1.86%	1.78%	1.64%
Foreign	5.64%	2.26%	0.83%	0.44%	0.40%
Total	5.71%	3.33%	1.45%	1.22%	1.12%

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Customer charge to income statement as a % of gross loans and advances to customers
Domestic	2.46%	3.19%	0.87%	0.69%	0.74%
Foreign	3.71%	1.67%	0.37%	0.10%	0.08%
Total	3.12%	2.42%	0.67%	0.44%	0.46%

Notes:
(1)	Includes no charge against loans and advances to banks (2009 - £7 million; 2008 to 2006 - nil).
(2)	Includes closing provisions against loans and advances to banks of £9 million (2009 - £9 million: 2008 - £2 million; 2007 - £2 million; 2006 - £2 million).
(3)	Closing customer provisions exclude closing provisions against loans and advances to banks.

The following table shows additional information in respect of the loan impairment provisions.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Loan impairment provisions at end of year:
- customers	9,400	5,665	2,924	2,338	2,059
- banks	9	9	2	2	2
	9,409	5,674	2,926	2,340	2,061

Average loans and advances to customers (gross)	173,446	178,168	190,880	187,700	170,905

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	2.96%	2.31%	0.71%	0.45%	0.50%

Amounts written-off (net of recoveries) - customers	0.60%	0.63%	0.38%	0.28%	0.43%

Analysis of closing loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2010		2009		2008		2007		2006
	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans
	£m	%	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local government	—	1.2	—	1.2	—	1.3	—	1.1	—	1.1
Manufacturing	91	2.5	103	2.6	59	2.9	56	2.7	53	2.7
Construction	428	2.2	233	2.6	155	3.5	59	3.0	45	2.6
Finance	21	1.2	10	1.1	6	1.2	4	18.1	6	20.4
Service industries and business activities	541	12.0	464	12.8	348	13.8	369	11.8	364	11.0
Agriculture, forestry and fishing	22	1.3	16	1.3	16	1.3	17	0.9	18	1.1
Property	1,073	10.4	620	12.0	178	13.1	50	9.9	39	8.1
Individuals - home mortgages	10	4.3	5	3.3	5	2.5	4	1.9	6	1.9
- other	1,628	9.8	1,598	10.2	1,304	10.6	1,244	8.3	1,077	8.4
Finance leases and instalment credit	9	0.1	10	0.2	11	0.2	13	0.2	13	0.2
Accrued interest	—	0.2	—	0.2	—	0.2	—	0.3	—	0.2
Total domestic	3,823	45.2	3,059	47.5	2,082	50.6	1,816	58.2	1,621	57.7
Foreign	4,444	54.8	1,746	52.5	562	49.4	265	41.8	242	42.3
Impaired book provisions	8,267	100.0	4,805	100.0	2,644	100.0	2,081	100.0	1,863	100.0
Latent book provisions	1,133		860		280		257		196
Total provisions	9,400		5,665		2,924		2,338		2,059

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.
	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Domestic
Manufacturing	40	32	23	15	22
Construction	50	130	40	13	13
Finance	4	3	4	1	12
Service industries and business activities	168	212	178	102	114
Agriculture, forestry and fishing	3	3	3	2	4
Property	100	46	15	5	5
Individuals - home mortgages	1	—	—	—	—
- others	681	718	481	399	511
Total domestic	1,047	1,144	744	537	681
Foreign	42	27	48	80	120
Total write-offs (1)	1,089	1,171	792	617	801

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Domestic
Manufacturing	—	—	1	—	—
Service industries and business activities	3	3	6	6	1
Individuals - others	47	42	39	61	49
Total domestic	50	45	46	67	50
Foreign	1	3	16	27	21
Total recoveries	51	48	62	94	71

Risk elements in lending and potential problem loans
NatWest Group’s loan control and review procedures do not include the classification of loans as impaired, accruing past due, restructured and potential problem loans, as defined by the SEC in the US. The following table shows the estimated amount of loans that would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Impaired loans (2):
Domestic	7,318	6,453	3,960	2,744	2,517
Foreign	10,617	6,462	2,112	555	467
Total	17,935	12,915	6,072	3,299	2,984
Accruing loans past due 90 days or more (3)
Domestic	1,334	1,236	656	50	71
Foreign	303	434	344	39	24
Total	1,637	1,670	1,000	89	95
Total risk elements in lending	19,572	14,585	7,072	3,388	3,079

Potential problem loans (4)
Domestic	125	141	121	16	31
Foreign	9	9	6	1	6
Total potential problem loans	134	150	127	17	37
Closing provisions for impairment as a % of total risk elements in lending	48%	39%	41%	69%	67%
Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	48%	39%	41%	69%	66%
Risk elements in lending as a % of gross lending to customers (5)	13.32%	9.10%	3.61%	1.93%	1.87%

Notes:
(1)
For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of NatWest Group. ‘Foreign’ comprises NatWest Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)	All loans against which an impairment provision is held are reported in the impaired category.
(3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4)	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.
(5)	Gross of provisions and excluding reverse repurchase agreements. Includes gross lending relating to disposal groups in 2010 and 2009.

	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans:
Domestic	289	310	243	200	225
Foreign	162	153	108	10	24
	451	463	351	210	249
Interest on impaired loans included in net interest income:
Domestic	119	124	78	75	68
Foreign	192	122	22	12	9
	311	246	100	87	77

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.
	Group
2010	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	30	85	208	179	312	516
Contractual obligations to purchase goods or services	6	17	6	—	—	—
	36	102	214	179	312	516

2009
Operating leases	30	85	213	180	333	533
Contractual obligations to purchase goods or services	3	13	5	—	—	—
	33	98	218	180	333	533

Non-Core
Non-Core was established, following a strategic review carried out at the end of 2008, to manage separately assets that the Group intends to run-off or sell.

Non-Core comprises a number of businesses and assets including higher risk profile asset portfolios and risk concentrations, and other illiquid portfolios, transferred from almost every division in the Group, which do not meet the criteria for continuing core operations established by the strategic review. These criteria included the strength of each individual entity or business franchise on a stand-alone basis, its expected return on equity over the economic cycle, its organic growth potential, its capital and funding efficiency and synergies with other business franchises within the Group.

Non-Core’s assets are grouped into five asset classes, namely, Commercial real estate, Corporate, Retail, Small and Medium Sized Enterprises (SME) and Other. The components of these asset classes are as follows:

	2010 £bn	2009 £bn
Third party assets (excluding derivatives)

Commercial real estate	17.7	18.6

Corporate
Leveraged finance	0.1	0.1
Infrastructure and asset finance	3.9	4.6
Corporate assets	0.7	1.2
Structured assets	0.4	0.5
	5.1	6.4

Retail Ulster residential mortgages	—	6.1

SME CBD originated	0.7	0.8

Other	—	0.1

Total	23.5	32.0

Non-Core’s objective is to exit the majority of these assets over the next three years (principally by disposal or managed run-off) while maximising shareholder value, controlling risk and minimising any adverse effects on the Group's continuing core franchises. It seeks to achieve these objectives by optimising the timing, cost and method of exiting the Non-Core businesses and assets under its management.

Refer to pages 56 to 88 for further analysis and commentary on the credit quality of Non-Core assets.

Analysis of deposits - product analysis
The following table shows the distribution of the NatWest Group’s deposits by type and geographical area.

	2010	2009	2008
	£m	£m	£m
UK Domestic:
Demand deposits - interest-free	47,590	33,210	30,625
- interest-bearing	65,248	79,560	54,615
Time deposits - savings	51,244	44,796	40,118
- other	25,967	24,098	26,599
Overseas residents:
Demand deposits - interest-free	7,775	3,658	1,663
- interest-bearing	3,733	3,566	3,592
Time deposits - savings	1,099	5,083	7,380
- other	160	765	1,687
Total UK offices	202,816	194,736	166,279
Overseas
Demand deposits - interest-free	8,507	8,502	4,999
- interest-bearing	5,260	3,891	3,628
Time deposits - savings	286	1,425	1,275
- other	91,915	80,342	77,836
Total overseas offices	105,968	94,160	87,738
Total deposits	308,784	288,896	254,017

Held-for-trading	51,615	34,648	43,170
Designated as at fair value through profit or loss	4,825	2,435	2,291
Amortised cost	252,344	251,813	208,556
Total deposits	308,784	288,896	254,017

Overseas
US	68,792	51,171	42,312
Rest of the World	37,176	42,989	45,426
Total overseas offices	105,968	94,160	87,738

Certificates of deposit and other time deposits
The following table shows details of NatWest Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months	Over 3 months but within 6 months	Over 6 months but within 12 months	Over 12 months	2010 Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	82	22	—	10	114
Other time deposits	7,015	836	1,770	5,230	14,851

Overseas based companies and branches
Certificates of deposit	156	—	—	27	183
Other time deposits	13,504	1,010	1,259	637	16,410
	20,757	1,868	3,029	5,904	31,558

RISK AND BALANCE SHEET MANAGEMENT
In this section (pages 38 to 95) certain information has been audited and is part of the NatWest Group’s financial statements as permitted by IFRS 7. Other disclosures are unaudited and labelled with an asterisk (*).

Risk and balance sheet management are conducted on an overall basis within the RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most part discussions on these aspects reflect those in the RBS Group as relevant for businesses and operations in the NatWest Group. Data is provided for the Bank and its subsidiaries (‘the NatWest Group’) as well as for the Bank.

With the need for financial strength and resilience at the heart of this and in order to support the RBS Group’s stated objective of standalone strength by 2013, the RBS Group Board agreed in 2009 the key strategic objectives which are aligned to all other elements of the plan. These are:

•	maintain capital adequacy;

•	maintain market confidence;

•	deliver stable earnings growth; and

•	stable and efficient access to funding and liquidity.

These strategic risk objectives are the bridge between the RBS Group level business strategy and the frameworks, measures and metrics which are used to set appetite and manage risk in the business divisions. The risk appetite framework is aligned with business objectives, with underlying and cascading frameworks and limits.

Introduction*
All disclosures in this section (pages 38 to 43) are unaudited as indicated by an asterisk (*).

Risk Management has an integral role to play in the delivery of the strategic plan through the creation and management of appropriate frameworks as illustrated below:

Risk appetite
Risk appetite is an expression of the level of risk that the RBS Group is prepared to accept to deliver its business objectives. Risk and balance sheet management across the RBS Group is based on the risk appetite approved by the RBS Group Board, who will agree targets for each division and regularly review and monitor the RBS Group’s performance in relation to risk.

Risk appetite is defined in both quantitative and qualitative terms and serves as a way of tracking risk management performance in implementing the agreed strategy.

•	quantitative: encompassing scenario stress testing, risk concentrations, VaR, liquidity and credit related metrics; operational, business risk and regulatory measures.

•	qualitative: ensuring that the RBS Group applies the correct principles, policies and procedures, manages reputational risk and develops risk control and culture.

A key part of the RBS Group’s risk appetite is the macro reshaping of the balance sheet through the downsizing of Non-Core. The RBS Group will manage down previous concentrations in line with the strategic objectives for 2013. This will be discharged by Non-Core but with Risk Management playing an integral role in executing the plan.

* unaudited

Introduction* continued
Governance
Risk and balance sheet management strategies are owned and set by the RBS Group's Board of directors, and implemented by executive management led by the RBS Group Chief Executive. There are a number of committees and executives that support the execution of the business plan and strategy, as set out below. Representation by, and interaction between the individual risk disciplines is a key feature of the governance structure, with the aim of promoting cross-risk linkages. The roles and responsibilities fulfilled by the key risk committees have been reviewed and more clearly defined during the course of 2010.

comprises independent non-executive directors

Shown below are the specialist risk sub-committees that report into the Group Risk Committee.

* unaudited

Introduction* continued
Governance continued

The role and remit of the RBS Group committees is set out below. These committees are supported at a divisional level by a risk governance structure embedded in the businesses. During 2010 Risk Management has been enhanced by the appointment of a Deputy Chief Risk Officer to whom the Divisional CROs and the functional risk heads now report

Committee	Focus	Membership
Group Board
The Group Board is the main decision making forum at RBS Group level. It ensures that the RBS Group manages risk effectively through approving and monitoring the RBS Group’s risk appetite, considering RBS Group stress scenarios and agreed mitigants and identifying longer term strategic threats to the RBS Group’s business operations.
The Board of directors
Executive Committee (ExCo)	This committee is responsible for managing RBS Group-wide issues and those operational issues material to the broader RBS Group.
Group Chief Executive
Group Finance Director
Chief Administrative Officer
Chief Executive Officers: US Retail & Commercial and Head of Americas; RBS Insurance; Global Banking & Markets; UK Corporate; and UK Retail, Wealth and Ulster
Head of Restructuring and Risk

Board Risk Committee (BRC)
The Board Risk Committee provides oversight and advice to the Group Board in relation to current and potential future risk exposures of the RBS Group and risk strategy, including determination of risk appetite and tolerance. It reviews the performance of the RBS Group relative to risk appetite and provides oversight of the effectiveness of key RBS Group policies, referred to as the RBS Group Policy Framework.
At least three independent non-executive directors, one of whom is the chairman of the Group Audit Committee
Group Audit Committee (GAC)
The Group Audit Committee is responsible for assisting the Group Board in carrying out its responsibilities relating to accounting policies, internal control and financial reporting functions. It assists on such other matters as may be referred to it by the Group Board and acts as the Audit Committee of the Group Board. The Group Audit Committee also identifies any matters within its remit which it considers that action or improvement is needed and makes recommendations as to the steps to be taken.
At least three independent non-executive directors, at least one of whom is a financial expert as defined in the SEC Rules under the US Exchange Act
Group Remuneration Committee
The Remuneration Committee is responsible for the overview of the Group’s remuneration policy and remuneration governance framework, ensuring that remuneration arrangements are consistent with and promote effective risk management. The committee also makes recommendations to the Board on the remuneration arrangements for executive directors.
At least three independent non-executive directors
Executive Credit Group (ECG)
The ECG decides on requests for the extension of existing or new credit limits on behalf of the Group Board of directors where the proposed aggregate facility limits are in excess of the credit approval authorities granted to individuals in divisions or in RBS Risk Management, or where an appeal against the decline decision of the Group Chief Credit Officer (or delegates) or Group Chief Risk Officer is referred for final decision.

Group A members
Head of Restructuring and Risk
Deputy Chief Risk Officer
Group Chief Credit Officer/Chief Credit Officer RBS N.V.
Head of Global Restructuring Group
Chief Risk Officer, Non-Core division

Group B members
Group Chief Executive
Chief Executive Officers: UK Retail, Wealth and Ulster;
  US Retail & Commercial and Head of Americas; Global
  Banking & Markets; RBS Insurance; UK Corporate President, Global Banking & Markets
Group Finance Director

* unaudited

Introduction* continued
Governance continued

Committee	Focus	Membership
Executive Risk Forum (ERF)
Acts on all strategic risk and control matters across the RBS Group including, but not limited to, credit risk, market risk, operational risk, compliance and regulatory risk, enterprise risk, treasury and liquidity risk, reputational risk, insurance risk and country risk.
Group Chief Executive Head of Restructuring and Risk Deputy Group Chief Risk Officer Group Finance Director Chief Executive from each division
Group Asset and Liability Committee (GALCO)	Identifies, manages and controls RBS Group balance sheet risks.
Group Finance Director
Director, Group Finance
Head of Restructuring and Risk
Chief Executive Officer from each division
Group Chief Accountant
Group Treasurer
Group Head of Capital Management
Global Head of Balance Sheet Management, Group Treasury
Global Head of Markets
Head of Non-Core division

Group Risk Committee (GRC)	Recommends and approves limits, policies, processes and procedures to enable the effective management of risk across the RBS Group.
Head of Restructuring and Risk
Deputy Chief Risk Officer
Group Chief Credit Officer
Global Head of: Market and Insurance Risk;
  Operational Risk; Country Risk and Firm Wide Risk
Director, Group Finance
Chief Operating Officer, RBS Risk Management
Director, Group Compliance
Director, Group Regulatory Affairs
Divisional Chief Executive Officer’s nominee
Chief Administrative Officer’s nominee for Business Services
Divisional Chief Risk Officers
Chief Operating Officer, Global Restructuring Group

These committees play a key role in ensuring that the RBS Group's risk appetite is supported by effective risk management through limit approval and setting, monitoring and maintenance, reporting and escalation.

The Board Risk Committee considers and recommends for approval by the Group Board, the RBS Group's risk appetite framework and tolerance for current and future strategy, taking into account the RBS Group's capital adequacy and the external risk environment.

The Executive Risk Forum is responsible for ensuring that the implementation of strategy and operations are in line with the risk appetite determined by the Group Board with a particular focus on identifying and debating macro risks that could, if not managed effectively, impact adherence to the RBS Group’s strategic plan. This is reinforced through policy and limit frameworks ensuring that all staff within the RBS Group make appropriate risk and reward trade-offs within pre-agreed boundaries.

The annual business planning and performance management processes and associated activities together ensure that the expression of risk appetite remains appropriate. Both GRC and GALCO support this work.

* unaudited

Introduction* continued
Risk coverage

The main risk types facing the NatWest Group which are covered by the risk appetite framework and managed by the above committees are shown below:

Risk type	Definition	Features	Key developments in 2010	Risk mitigation
Funding and liquidity risk	The risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.	Potential to disrupt the business model and stop normal functions of the Group. Potential to fail to meet the supervisory requirements of regulators. Significantly correlates with credit risk losses.
Against a backdrop of further market instability, progress was made in meeting the Group’s strategic objectives: reduced reliance on short-term wholesale funding; expanded customer deposit franchise; and increased maturity of term debt issuance.

The Group strengthened the structural integrity of the balance sheet through active management of both asset and liability portfolios.
Credit risk (including counterparty, country and political risks)	The risk that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.	Loss characteristics vary materially across portfolios. Significant correlation between losses and the macroeconomic environment. Concentration risk - potential for large material losses.
Total loan impairments were 24% higher than in 2009. The weakness in the Irish economy and falling property values have resulted in the doubling of Ulster Bank Group impairments (Core and Non-Core) in 2010.

Further enhancements were made to the RBS Group’s credit risk frameworks as well as the systems and tools that support credit risk management processes. The Group continues to reduce the risk associated with legacy exposures through further reductions in Non-Core assets.

Market risk	The risk that the value of an asset or liability may change as a result of a change in market factors.	Potential for large material losses. Potential for losses due to stress events.	Markets have remained both volatile and uncertain since 2007 resulting in a higher level of market risk, despite a reduction in trading book exposure.
The RBS Group has continued to enhance its market risk management framework and reduced trading and banking book exposures, with asset sales and write-downs within Non-Core and banking book available-for-sale assets in Core.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	Frequent small losses which are material in aggregate. Infrequent, large material losses.	The level of operational risk remains high due to the scale of structural change occurring across the RBS Group; increased government and regulatory scrutiny; and external threats (e.g. e-crime).
The RBS Group Policy Framework (GPF) supports the risk appetite setting process and underpins the control environment.

The three lines of defence model gives assurance that the standards in GPF are being adhered to.

* unaudited

Introduction* continued
Risk coverage continued

Risk type	Definition	Features	Key developments in 2010	Risk mitigation
Regulatory risk	The risks arising from regulatory changes and enforcement.	Adverse impacts on business/operating models, including increased complexity. Financial costs adapting to changes or from penalties. Reputational damage from enforcement action.
The scale and scope of regulatory change remains at unprecedented levels, particularly in the area of prudential regulation (capital, liquidity, governance and risk management). Increased attention was paid to the treatment of systemically important areas such as recovery and resolution plans, remuneration and capital.

The RBS Group manages regulatory change through active engagement with the FSA, other regulators and governments.

The most material risks from new regulations, or changes to existing legislation, are assigned an executive sponsor.

Compliance risk	Risks arising from non-compliance with laws, rules, regulations or other standards applicable to the RBS Group.
Breach or alleged breach could result in public or private censure or fine, could have an adverse impact on the RBS Group’s business model (including applicable authorisations and licenses), reputation, results of operations and/or financial condition.

The RBS Group, other global financial institutions and the banking industry have faced increased legal, regulatory and public scrutiny.

The RBS Group has continued to engage in discussions with relevant stakeholders, regulators and other governmental and non-governmental bodies, including those in the UK and US, regarding the RBS Group’s efforts to satisfy all relevant standards and ensure compliance with applicable existing and prospective laws, rules and regulations.

The RBS Group has continued to review and enhance its regulatory policies, procedures and operations. During 2010, there has been specific, targeted focus on enhancing arrangements for handling customer complaints and managing the risks associated with money laundering, and sanctions and terrorism financing.

Reputational risk	The risks arising from the failure to meet stakeholders’ perceptions and expectations.	Failure of the business to provide an experience which meets customers, regulators and other stakeholder’s expectations.
Government support brings heightened public scrutiny of the way the Group manages its business including: staff remuneration, how customers are managed, the levels of lending in the UK and environmental impact.

In 2010, the RBS Group established the Group Corporate Sustainability Committee, and also developed a framework for managing environmental, social and ethical risks to support its lending decisions. Businesses consider potential reputational risks and appropriate mitigants.

Pension risk	The risk that the Group may have to make additional contributions to its defined benefit pension schemes.	Volatile funding position caused by the uncertainty of future investment returns and the projected value of schemes’ liabilities.	The triennial funding valuation for the Main scheme was undertaken in 2010 with a schedule of contributions to be agreed with the Trustees.
During 2010, the RBS Group implemented an enhanced reporting and modelling framework to improve the identification and management of key pension risks. In early 2010 the Main scheme increased its bond allocation to better match liabilities.

Each of these maps into our risk appetite framework and contribute to the overall achievement of our strategic objectives with underlying frameworks and limits.

* unaudited

Balance sheet management
Capital*

All the disclosures in this section (pages 44 to 48) are unaudited and marked by an asterisk (*).

It is the Group’s policy to maintain a strong capital base and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA.

Group Treasury in conjunction with the divisions and Risk Management, in respect of risk-weighted assets (RWAs), manage and control the Group’s balance sheet risks and consequent impact on the Group’s capital, funding, liquidity, interest rate risk and currency risks.

The FSA uses risk asset ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%.

	NatWest Group
Risk-weighted assets	2010 £bn	2009 £bn	2008 £bn
Credit risk	105.3	108.3	97.9
Counterparty risk	3.1	2.6	2.6
Market risk	8.4	3.1	3.3
Operational risk	14.5	14.2	15.0
	131.3	128.2	118.8

Risk asset ratio	%	%	%
Core Tier 1	9.5	8.7	8.7
Tier 1	10.7	10.1	10.1
Total	13.2	13.4	14.5

Key points

•	During the year the Group increased Core Tier 1 capital by £1.2 billion following a capital injection by the Royal Bank.

•	Credit and counterparty risk RWAs decreased by £2.5 billion year on year, principally driven by an improvement in risk parameters.

•	Market risk RWAs increased by £5.3 billion year on year principally due to an event risk charge.

As part of the annual planning and budgeting cycle, each division is allocated capital based upon RWAs and associated regulatory deductions. The budgeting process considers risk appetite, available capital resources, stress testing results and business strategy. The budget is agreed by the Board and allocated to divisions to manage their allocated RWAs.

RBS Group Treasury and RBS GALCO monitor available capital and its utilisation across divisions. GALCO makes the necessary decisions around reallocation of budget and changes in RWA allocations.

* unaudited

Balance sheet management: Capital* continued
Capital resources
The NatWest Group's regulatory capital resources in accordance with the FSA definitions were as follows:

	2010 £m	2009 £m	2008 £m
Composition of regulatory capital
Tier 1
Ordinary shareholders’ equity	15,054	14,199	12,135
Non-controlling interests	1,315	1,282	1,323
Adjustments for:
- goodwill and other intangible assets - continuing businesses	(683)	(748)	(815)
- unrealised losses on available-for-sale (AFS) debt securities	(9)	(12)	32
- reserves arising on revaluation of property and unrealised gains on AFS equities	—	(109)	(14)
- reallocation of preference shares	(1,192)	(1,207)	(1,246)
- other regulatory adjustments	13	(492)	17
Less excess of expected losses over provisions net of tax	(1,254)	(1,351)	(986)
Less securitisation positions	(829)	(380)	(112)
Core Tier 1 capital	12,415	11,182	10,334
Preference shares	1,489	1,532	1,591
Tax on the excess of expected losses over provisions	500	539	393
Less material holdings	(333)	(327)	(330)
Total Tier 1 capital	14,071	12,926	11,988

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	—	109	14
Collective impairment provisions	4	3	5
Perpetual subordinated debt	1,597	2,170	3,043
Term subordinated debt	4,931	4,830	4,234
Less excess of expected losses over provisions	(1,754)	(1,891)	(1,379)
Less securitisation positions	(829)	(380)	(112)
Less material holdings	(333)	(327)	(330)
Total Tier 2 capital	3,616	4,514	5,475

Supervisory deductions
Unconsolidated investments	(116)	(121)	(119)
Other deductions	(177)	(170)	(171)
Deductions from total capital	(293)	(291)	(290)

Total regulatory capital	17,394	17,149	17,173

* unaudited

Balance sheet management: Capital* continued

Regulatory developments
Basel III and CRD IV
The Basel Committee released the final text on the new Basel III Capital and Liquidity Frameworks in December 2010, the contents of which were broadly as expected. Whilst most of the new rules are ‘final’ there are lengthy observation periods for the more novel elements (the liquidity coverage ratio, the net stable funding ratio and the leverage ratio) designed to identify any unintended consequences prior to full implementation and it is possible that some of the detail may be amended. The capital requirements for credit valuation adjustments (CVAs) with respect to counterparty risk are subject to a final impact assessment which is being carried out in the first quarter of 2011. The Committee’s guidance on the countercyclical capital buffers allows for significant judgement which will need to be clarified by national regulators. The potential impacts for the Group are set out below.

•	national implementation of increased capital requirements will begin on 1 January 2013;

•	there will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing 1 January 2014;

•	the de-recognition of non-qualifying non common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and

•
requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Systemically Important Financial Institutions, will be phased in from 2013 to 2019.

The focus will now be on the EU’s implementation of the Basel framework. The Commission’s legislative proposal - the Capital Requirements Directive (CRD) IV - is expected to appear in summer 2011.

Contingent capital and loss absorbency
The Basel Committee issued its final rules on the requirements to ensure all classes of capital instruments fully absorb losses at the point of non-viability, before tax payers are exposed to loss. These are designed to combat the experience during the crisis where holders of Tier 2 capital instruments did not suffer any losses when banks were bailed out by the public sector. Debate continues, meanwhile, over possible requirements for bailing-in senior debt holders, as a further means of protecting the taxpayer.

Implementation by the Group
The Group is advanced in its planning to implement these new measures and is appropriately well-capitalised with Core Tier 1 capital of £12 billion and a Core Tier 1 ratio of 9.5% at 31 December 2010.

Basel III capital deductions and regulatory adjustments
In addition to the changes outlined above, Basel III will also result in revisions to regulatory adjustments and capital deductions. These will be phased in over a five year period from 1 January 2014. The initial deduction is expected to be 20%, rising 20 percentage points each year until full deduction by 1 January 2018. However, this is subject to final implementation rules determined by the FSA. The proportion not deducted in the transition years will continue to be subject to existing national treatments.

The major categories of deductions include:

•	expected loss net of provisions;

•	deferred tax assets not relating to timing differences;

•	unrealised losses on available-for-sale securities; and

•	significant investments in non-consolidated financial institutions.

The net impact of these adjustments is expected to be manageable as most of these drivers reduce or are eliminated by 2014.

Other regulatory developments
Treatment of Systemically Important Financial Institutions (SIFIs)
Policy development around contingent capital and loss absorbency forms part of a wider policy initiative on addressing systemic institutions. A Financial Stability Board outline framework and plan of action was endorsed by G20 leaders at the November 2010 Seoul Summit. This now forms the main focus of global policy making following the finalisation of the Basel III framework. Policy initiatives in this area may include proposals for greater loss absorbency for systemic firms, the development of enhanced supervision and resolution frameworks, as well as recovery and resolution plans.

* unaudited

Balance sheet management: Capital* continued

The EU Commission Consultation
Crisis management proposals
The EU Commission issued a consultation paper on crisis management measures in January 2011. It covers prevention tools (such as recovery planning requirements, supervisory powers and new ideas on intra-group financial support mechanisms), as well as resolution tools (including partial transfer powers and possible approaches to debt write-down. The consultation will inform draft implementing legislation expected this summer, and is intended to help shape the global framework for SIFIs.

Markets in Financial Instruments Directive Review
The EU Commission published a consultation on revising the Directive on Markets in Financial Instruments (MiFID2). The main proposals in the consultation are the extension of the transparency rules to include bonds and over the counter derivatives, measures to reinforce regulation of commodity derivatives and high frequency trading, strengthening investor protection and detailing the role of the new European Securities and Markets Authority.

Financial activities tax
In a recent speech, the EU Tax Commissioner talked about the introduction of a potential Financial Activities Tax at a European level. There will be an impact assessment in 2011 to review the cumulative impact on financial institutions of new regulation, bank levy and taxes, as part of the Commission's on-going examination of possible tax measures.

Dodd-Frank
In the United States the Dodd-Frank Wall Street Reform and Consumer Reform Act (Dodd-Frank) contains very significant reforms the full effect of which can only be assessed when the implementation rules are finalised. There have also been numerous derivative proposals from the Commodity Futures Exchange Commission (CFTC) and the Securities and Exchange Commission (SEC) plus joint agency proposals to implement minimum capital standards (Collins Amendment) and market risk capital guidelines.

Project Merlin
On 9 February 2011, the UK Government and the major British banks, including the RBS Group, announced the creation of an accord, known as Project Merlin, aimed at demonstrating the clear and shared intent to work together to help the UK economy recover and grow. The banks:

•
will work to foster credit demand, particularly among small and medium-sized businesses, and will make available additional lending capacity if demand should materialise above their current expectations;

•	expect to contribute more in UK tax as their performance strengthens and their profits grow and will jointly contribute an additional £1 billion to the Business Growth Fund;

•
confirm that the aggregate 2010 bonus pool including deferrals for their UK-based staff will be lower than that of 2009 and will reflect the engagement each bank has had with the Financial Services Authority, the UK Government and its shareholders, as well as their duty to manage pay policy to protect and enhance the long-term interests of shareholders; and

•	will extend disclosure of remuneration details of their most senior executives beyond international norms.

The Government has in the light of the banks’ statements affirmed its commitment to maintaining a strong, resilient, stable and globally competitive UK financial services sector, and to implementing and applying European and international regulation to create a level playing field in both policy and practice.

Structure of prudential regulation in the UK
Following the consultation by HM Treasury on ‘A new approach to financial regulation’ in 2010, the government subsequently published further detailed proposals to give the Bank of England responsibility for prudential regulation, and to create a new Consumer Protection and Markets Authority to protect the interests of bank customers.

Increase in the level of customer protection under Financial Services Compensation Scheme
The European Commission has introduced a uniform compensation level of €100,000 across Member States from 1 January 2011. The sterling equivalent was confirmed by HM Treasury as £85,000.

Independent Commission on Banking
The Independent Commission on Banking has published responses from banks, academics and other interested parties to its initial consultation.  In its summary of the evidence received the Commission noted that there was considerable interest, both positive and negative, in the question of splitting retail and investment banks. The Commission plans to publish its interim report in April.

FSA Code on remuneration
In July 2009 the European Commission adopted a proposal to further amend the Capital Requirements Directive (CRD) which included proposals on remuneration policies. This was subsequently voted for and approved (CRD III).

CRD III required the Commission of European Banking Supervisors (CEBS) to issue guidelines on sound remuneration policies which comply with its principles and these were issued on 10 December 2010 (the Guidelines).

The FSA amended its Remuneration Code to take into account the Guidelines and published its policy statement on remuneration on 17 December 2010.

* unaudited

Balance sheet management: Capital* continued
The EU Commission Consultation continued

The Group is required to be compliant with the FSA Remuneration Code with effect from 1 January 2011:

•	as a “Tier 1” organisation, the Code applies to all employees on a global basis;

•	there are specific remuneration and governance requirements in relation to “Code Staff”; and

•	following an ongoing review of our remuneration arrangements and discussions with the FSA, 2011 RBS remuneration arrangements are fully compliant with the FSA Remuneration Code.

Bank levy
In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy. The Finance Bill 2011 contains details of how the levy will be calculated and collected. The levy will be collected through the existing quarterly corporation tax collection mechanism starting with payment dates on or after the date the Finance Bill 2011 receives Royal Assent. Further information is included on page 185.

Stress and scenario testing
Stress testing forms part of the RBS Group’s risk and capital framework and an integral component of Basel II. As a key risk management tool, stress testing highlights to senior management potential adverse unexpected outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses, should adverse scenarios occur. Stress testing is used at both a divisional and Group level to assess risk concentrations, estimate the impact of stressed earnings, impairments and write-downs on capital. It determines the overall capital adequacy under a variety of adverse scenarios. The principal business benefits of the stress testing framework include: understanding the impact of recessionary scenarios; assessing material risk concentrations; forecasting the impact of market stress and scenarios on the Group’s balance sheet liquidity.

A series of stress events are monitored on a regular basis to assess the potential impact of an extreme yet plausible event on the Group. There are four core elements of scenario stress testing:

•
macroeconomic stress testing considers the impact on both earnings and capital for a range of scenarios. They entail multi-year systemic shocks to assess the Group’s ability to meet its capital requirements and liabilities as they fall due in a downturn in the business cycle and/or macroeconomic environment;

•
enterprise-wide stress testing considers scenarios that are not macroeconomic in nature but are sufficiently broad to impact across multiple risks or divisions and are likely to affect earnings, capital and funding;

•
cross-divisional stress testing includes scenarios which have impacts across divisions relating to sensitivity to a common risk factor(s). This would include, for example, sector based stress testing across corporate portfolios and sensitivity analysis to stress in market factors. These stress tests are discussed with senior divisional management and are reported to senior committees across the Group; and

•
divisional and risk specific stress testing is undertaken to support risk identification and management. Examples include the daily product based stress testing using a hybrid of hypothetical and historical scenarios within market risk.

Portfolio analysis, using historic performance and forward looking indicators of change, uses stress testing to facilitate the measurement of potential exposure to events and seeks to quantify the impact of an adverse change in factors which drive the performance and profitability of a portfolio.

* unaudited

Funding and liquidity risk
All the disclosures in this section (pages 49 to 55) are audited unless otherwise indicated with an asterisk (*).

Introduction
The RBS Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets. The structural integrity of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the RBS Group’s funding base is central to the liquidity management strategy. The RBS Group’s businesses have developed large customer franchises. These customer franchises are largest in the UK and Ireland but extend into Europe and Asia. Customer deposits provide large pools of stable funding to support the majority of the NatWest Group’s lending.

The RBS Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies, and maturities to appeal to a broad range of investor types, and preferences around the world. This market based funding supplements the RBS Group’s structural liquidity needs and in some cases achieves certain capital objectives.

Stress testing
Simulated liquidity stress testing is periodically performed for each business and applied to the major operating subsidiary balance sheets.  A variety of firm-specific and market related scenarios are used at the consolidated level and in individual countries. These scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries. Stress tests are regularly updated based on changing market conditions.

Contingency planning
The NatWest Group, as part of the RBS Group, has a Contingency Funding Plan (CFP) which is maintained and updated as the balance sheet evolves. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. Limits in the business-as-usual environment are bounded by capacity to satisfy the RBS Group’s liquidity needs in the stress environments. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to the NatWest Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented procedures and signoffs for actions that may require businesses to provide access to customer assets for collateralized borrowing, securitisation or sale. Roles and responsibilities for the effective implementation of the CFP are also documented.

Regulatory oversight
The NatWest Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

The NatWest Group's lead regulator is the Financial Services Authority (FSA). The FSA implemented a new liquidity regime on 1 June 2010. The new rules provide a standardised approach applied to all UK banks. The rules focus on the RBS UK Defined Liquidity Group (a subset comprising the RBS Group’s five main UK banks one of which is the Bank) and cover adequacy of liquidity resources, controls, stress testing and the Individual Liquidity Adequacy Assessment (ILAA) process. The ILAA informs the Board and FSA of the assessment and quantification of the RBS Group’s liquidity risks and their mitigation, and how much current and future liquidity is required. The ILAA was approved by the Board in November 2010. The FSA is expected to issue “Individual Liquidity Guidance” to the Group in 2011.

Regulatory developments*
There have been a number of significant developments in the regulation of liquidity risk.

In December 2010, the BCBS issued the ‘International framework for liquidity risk measurement, standards and monitoring’ which confirmed the introduction of two liquidity ratios, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). The introduction of both of these will be subject to an observation period, which includes review clauses to address and identify any unintended consequences.

After an observation period beginning in 2011, the LCR, including any revisions, will be introduced on 1 January 2015. The NSFR, including any revisions, will move to a minimum standard by 1 January 2018.

* unaudited

Balance sheet management: Funding and liquidity risk continued

Funding sources
The table below shows the composition of NatWest Group’s primary funding sources, excluding third party repurchase agreements.

	2010		2009		2008
	£m	%	£m	%	£m	%
Deposits by banks
- amounts due to holding company and fellow subsidiaries	40,343	15.5	45,020	17.2	35,282	14.4
- other	3,390	1.3	5,822	2.2	6,324	2.6
	43,733	16.8	50,842	19.4	41,606	17.0

Debt securities in issue
- commercial paper	1,234	0.5	1,701	0.6	4,682	1.9
- certificates of deposits	285	0.1	930	0.4	956	0.4
- medium term notes and other bonds	1,293	0.5	4,985	1.9	8,951	3.6
- other securitisations	5,450	2.1	3,854	1.5	2,623	1.1
	8,262	3.2	11,470	4.4	17,212	7.0

Subordinated liabilities	7,583	2.9	8,999	3.4	10,099	4.1
Total wholesale funding	59,578	22.9	71,311	27.2	68,917	28.1

Customer deposits
- amounts due to fellow subsidiaries	4,173	1.6	9,539	3.7	6,741	2.7
- other	196,518	75.5	181,002	69.1	169,658	69.2
	200,691	77.1	190,541	72.8	176,399	71.9

Total funding	260,269	100.0	261,852	100.0	245,316	100.0

The tables below show NatWest Group’s debt securities in issue and subordinated liabilities by maturity.
	Debt securities in issue	Subordinated liabilities	Total
2010	£m	£m	£m	%
Less than one year	2,799	675	3,474	21.9
1-5 years	15	326	341	2.2
More than 5 years	5,448	6,582	12,030	75.9
	8,262	7,583	15,845	100.0

2009
Less than one year	3,978	937	4,915	24.0
1-5 years	1,344	443	1,787	8.7
More than 5 years	6,148	7,619	13,767	67.3
	11,470	8,999	20,469	100.0

2008
Less than one year	8,364	1,050	9,414	34.5
1-5 years	1,775	1,404	3,179	11.6
More than 5 years	7,073	7,645	14,718	53.9
	17,212	10,099	27,311	100.0

Balance sheet management: Funding and liquidity risk continued
Short-term borrowings*

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions and other short-term borrowings, primarily commercial paper. Borrowings from the holding company and fellow subsidiaries are excluded.

The table below shows details of the NatWest Group’s short-term borrowings.
	Repos	Other short-term borrowings	Total 2010	Total 2009	Total 2008
2010
At year end:
- balance (£bn)	64.4	7.7	72.1	52.6	50.1
- weighted average interest rate	0.5%	1.1%	0.5%	0.1%	0.8%
During the year
- maximum balance (£bn)	64.4	13.1	77.5	67.3	99.8
- average balance (£bn)	59.9	10.4	70.3	54.7	77.0
- weighted average interest rate	0.4%	0.8%	0.5%	0.5%	2.0%

Balances are generally based on maturity date. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. Other short-term borrowings consist principally of borrowings in the money markets included within Deposits by banks and Customer accounts in the financial statements and generally have original maturities of one year or less.

* unaudited

Balance sheet management: Funding and liquidity risk continued
Assets and liabilities by contractual cashflow maturity
The table below shows the contractual undiscounted cash flows receivable and payable up to a period of twenty years including future receipts and payments of interest of the on-balance sheet assets by contractual maturity. The balances in the table below do not agree directly to the consolidated balance sheet, as the table includes all cash flows relating to principal and future coupon payments presented on an undiscounted basis.

	NatWest Group
2010	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity
Cash and balances at central banks	1,824	—	—	—	—	—
Loans and advances to banks	118,900	4,808	2,099	786	337	661
Debt securities	1,981	684	450	230	17	72
Settlement balances	3,554	207	—	—	—	—
Other financial assets	—	8	—	15	7	—
Total maturing assets	126,259	5,707	2,549	1,031	361	733
Loans and advances to customers	49,781	16,491	21,072	13,548	23,700	22,007
	176,040	22,198	23,621	14,579	24,061	22,740

Liabilities by contractual maturity
Deposits by banks	32,224	1,330	683	633	100	35
Debt securities in issue	1,528	1,586	41	1	—	—
Subordinated liabilities	95	776	1,092	837	3,338	610
Settlement balances and other liabilities	3,647	—	—	—	—	—
Total maturing liabilities	37,494	3,692	1,816	1,471	3,438	645
Customer accounts	198,045	12,159	5,848	2,144	1,054	1,180
	235,539	15,851	7,664	3,615	4,492	1,825

Maturity gap	88,765	2,015	733	(440)	(3,077)	88
Cumulative maturity gap	88,765	90,780	91,513	91,073	87,996	88,084

Guarantees and commitments notional amount
Guarantees (1)	2,606	—	—	—	—	—
Commitments (2)	52,965	—	—	—	—	—

2009
Assets by contractual maturity
Cash and balances at central banks	1,800	—	—	—	—	—
Loans and advances to banks	106,931	3,365	2,695	452	5	—
Debt securities	2,808	420	689	407	33	35
Settlement balances	4,573	—	—	—	—	—
Other financial assets	—	7	—	17	9	—
Total maturing assets	116,112	3,792	3,384	876	47	35
Loans and advances to customers	41,259	21,161	26,155	20,262	28,766	37,996
	157,371	24,953	29,539	21,138	28,813	38,031

Liabilities by contractual maturity
Deposits by banks	39,886	2,031	1,103	499	224	5
Debt securities in issue	3,605	1,354	444	408	—	—
Subordinated liabilities	1,946	588	1,160	1,393	4,621	732
Settlement balances and other liabilities	3,744	—	—	—	1	4
Total maturing liabilities	49,181	3,973	2,707	2,300	4,846	741
Customer accounts	203,751	3,094	2,465	1,836	108	20
	252,932	7,067	5,172	4,136	4,954	761

Maturity gap	66,931	(181)	677	(1,424)	(4,799)	(706)
Cumulative maturity gap	66,931	66,750	67,427	66,003	61,204	60,498

Guarantees and commitments notional amount
Guarantees (1)	2,450	—	—	—	—	—
Commitments (2)	57,199	—	—	—	—	—

For notes to this table please refer to page 53.

Balance sheet management: Funding and liquidity risk continued
Assets and liabilities by contractual cashflow maturity continued

	NatWest Group
2008	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity
Cash and balances at central banks	1,283	—	—	—	2	—
Loans and advances to banks	48,352	4,334	1,436	684	182	8
Debt securities	525	549	2,017	470	406	61
Settlement balances	4,117	—	—	—	—	—
Other financial assets	2	—	—	10	20	—
Total maturing assets	54,279	4,883	3,453	1,164	610	69
Loans and advances to customers	76,398	22,619	30,507	23,987	36,861	39,120
	130,677	27,502	33,960	25,151	37,471	39,189

Liabilities by contractual maturity
Deposits by banks	25,194	3,198	2,046	509	319	4
Debt securities in issue	8,482	3,131	1,185	1,105	445	742
Subordinated liabilities	227	1,536	2,257	824	3,869	2,468
Settlement balances and other liabilities	2,382	—	—	—	4	—
Total maturing liabilities	36,285	7,865	5,488	2,438	4,637	3,214
Customer accounts	171,888	4,319	2,498	1,540	153	24
	208,173	12,184	7,986	3,978	4,790	3,238

Maturity gap	17,994	(2,982)	(2,035)	(1,274)	(4,027)	(3,145)
Cumulative maturity gap	17,994	15,012	12,977	11,703	7,676	4,531

Notes:
(1)	NatWest Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. NatWest Group expects most guarantees it provides to expire unused.
(2)
NatWest Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. NatWest Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The tables above have been prepared on the following basis:

The contractual maturity of on-balance sheet assets and liabilities above highlight the maturity transformation which underpins the role of banks to lend long-term but funded predominantly by short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the NatWest Group across an extensive retail, wealth and SME customer base, and across a wide geographic network. In practice, the behavioural profile of many assets and liabilities exhibit greater stability and longer maturity than the contractual maturity.

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by the NatWest Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band which contains the latest date on which it can be repaid regardless of early repayment. The liability is included in the time band which contains the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met.

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by the NatWest Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayment of assets and liabilities are linked, the repayment of assets in securitisations are shown on the earliest date that the asset can be prepaid as this is the basis used for liabilities.

Assets and liabilities with a contractual maturity of greater than twenty years - the principal amounts of financial assets and liabilities that are repayable after twenty years or where the counterparty has no right to repayment of the principal - are excluded from the table, as are interest payments after twenty years.

Held-for-trading assets and liabilities - held-for-trading assets and liabilities amounting to £80.6 billion (assets) and £70.1 billion (liabilities) (2009 - £60.0 billion assets, £54.0 billion liabilities; 2008 - £55.7 billion assets, £63.8 billion liabilities) have been excluded from the table in view of their short-term nature.

Balance sheet management: Interest rate risk

The banking book consists of interest bearing assets, liabilities and derivative instruments used to mitigate risks which are accounted for on an accrual basis, as well as non interest bearing balance sheet items which are not subjected to fair value accounting.

The Group provides financial products to satisfy a variety of customer requirements. Loans and deposits are designed to meet customer objectives with regard to repricing frequency, tenor, index, prepayment, optionality and other features. These characteristics are aggregated to form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates. Mismatches in these sensitivities give rise to net interest income (NII) volatility as the level of interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its NII rise as interest rates rise and fall as rates decline. Due to the long-term nature of many banking book portfolios, layered repricing characteristics and maturities, it is likely the NII will vary from period to period even with no change in market rate level. New business volumes originated in any period will alter the interest rate sensitivity of a bank if it differs from portfolios originated in prior periods.

Interest rate risk in the banking book (IRRBB) is assessed using a set of standards to define measure and report the market risk. It is the Group’s policy to minimise interest rate sensitivity in banking book portfolios and where interest rate risk is retained to ensure that appropriate measures and limits are applied. Key conventions in evaluating IRRBB are subjected to approval of divisional ALCOs and RBS Group GALCO. Limits on IRRBB are proposed by the Group Treasurer for approval by the ERF annually. IRRBB is measured using a version of the same VaR methodology that is used for the Group’s trading portfolios. Net interest income exposures are measured in terms of sensitivity over time to movements in interest rates.

Divisions with the exception of GBM are required to manage banking book exposures through internal transactions with Group Treasury to the greatest extent possible. Residual risks in divisions must be measured and reported as described.

Group Treasury aggregates exposures arising from its own external activities and positions transferred in from divisions. Where appropriate, Group Treasury nets offsetting risk exposures to determine a residual exposure to rate movements. Hedging transactions using cash and derivative instruments are executed to manage within the GALCO approved VaR limits.

GBM manage their own IRRBB exposures within approved limits to satisfy their business objectives.

IRRBB VaR for the NatWest Group's retail and commercial banking and money market banking book activities at a 99% confidence level was as follows:

	NatWest Group
	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
2010	41.9	38.1	48.8	32.8
2009	61.5	45.9	75.4	45.9
2008	44.5	70.1	70.1	36.2

Structural foreign currency exposures
Structural foreign exchange exposures represent net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than sterling. The Group hedges structural foreign exchange exposures only in limited circumstances. The Group’s objective is to ensure, where practical, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates. The tables below set out the NatWest Group's structural foreign exchange exposures:

	NatWest Group
	Net investments in foreign operations	Net investment hedges	Other related currency borrowings	Structural foreign currency exposures
2010	£m	£m	£m	£m
US dollar	3,458	(340)	—	3,118
Euro	4,861	(430)	(1,293)	3,138
Swiss franc	1,122	—	—	1,122
Other non-sterling	11	(11)	—	—
	9,452	(781)	(1,293)	7,378

2009
US dollar	2,465	(227)	—	2,238
Euro	4,870	(470)	(1,334)	3,066
Swiss franc	937	—	—	937
Other non-sterling	9	(9)	—	—
	8,281	(706)	(1,334)	6,241

2008
US dollar	4,884	—	(1,348)	3,536
Euro	3,973	—	(1,624)	2,349
Swiss franc	912	—	—	912
Other non-sterling	8	—	(8)	—
	9,777	—	(2,980)	6,797

Key points
•
Retranslation gains and losses on the Group’s net investments in operations together with those on instruments that qualify and are effective as accounting hedges are recognised in equity. Gains and losses on retranslating related currency borrowings that are not accounting hedges are recorded in profit or loss.

•
Changes in foreign currency exchange rates affect equity in proportion to the structural foreign currency exposure. At 31 December 2010, a 5% strengthening of foreign currencies would result in a gain of £430 million in equity and a loss of £70 million in profit or loss while a 5% weakening of foreign currencies would result in a loss of £410 million in equity and a gain of £60 million in profit or loss.

•
  At 31 December 2009, a 5% strengthening of foreign currencies would have resulted in a gain of £380 million in equity and a loss of £70 million in profit or loss while a 5% weakening of foreign currencies would have resulted in a loss of £360 million in equity and a gain of £60 million in profit or loss. At 31 December 2008, the Group had no net investment hedge relationships.

Risk management: Credit risk
All the disclosures in this section (pages 56 to 88) are audited unless otherwise indicated by an asterisk (*).

Credit risk is the risk of financial loss owing to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the RBS Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk organisation
The existence of a strong credit risk management organisation is vital to support the ongoing profitability of the RBS Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the credit risk management organisation is to own the credit approval, concentration and risk appetite frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within risk appetite.

Responsibility for development of RBS Group-wide policies, credit risk frameworks, RBS Group-wide portfolio management and assessment of provision adequacy sits within the functional Group Credit Risk organisation (GCR) under the management of the Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management organisations located within the RBS Group’s business divisions. These divisional credit risk functions work together with GCR to ensure that the Group Board’s expressed risk appetite is met within a clearly defined and managed control environment. Each credit risk function within the division is managed by a Chief Credit Officer who reports jointly to a divisional Chief Risk Officer and to the Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, early problem recognition and ongoing credit risk stewardship.

GCR is additionally responsible for verifying compliance by the divisions with all RBS Group policies. It is assisted in this by a credit quality assurance function owned by the Group Chief Credit Officer and housed within the divisions.

Credit risk appetite
Credit risk appetite is managed and controlled through a series of frameworks designed to limit concentration by sector, counterparty, country or asset class. These are supported by a suite of RBS Group-wide and divisional policies setting out the risk parameters within which business units may operate. Information on the RBS Group’s credit portfolios is reported to the Group Board via the divisional and RBS Group level risk committees detailed in the Governance section on pages 39 to 41.

Product/asset class
•
Retail: a formal risk appetite framework establishes RBS Group-level statements and thresholds that are cascaded through all retail franchises in the RBS Group and to granular business lines. These include measures that relate to both aggregate portfolios and to origination asset quality that are monitored frequently to ensure consistency with RBS Group standards and appetite. This appetite setting and monitoring then informs the processes and parameters employed in origination activities that require a large volume of small scale credit decisions, typically involving an application for a new product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising credit and behaviour scoring techniques. Scores and strategies are typically segmented by product, brand and other significant drivers of credit risk. These data driven strategies utilise a wide range of credit information relating to a customer including, where appropriate, information across customer’s holdings. A small number of credit decisions are subject to additional manual underwriting by authorised approvers in specialist units. These include higher value, more complex, small business and personal unsecured transactions and some residential mortgage applications.

•
Wholesale: formal policies, specialised tools and expertise, tailored monitoring and reporting and in certain cases specific limits and thresholds are deployed to address certain lines of business across the RBS Group where the nature of credit risk incurred could represent a concentration or a specific/heightened risk in some other form. Such portfolios are subject to formal governance, including periodic review, at either RBS Group or divisional level, depending on materiality.

Sector
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance, give cause for concern. Formal periodic reviews are undertaken at RBS Group or divisional level depending on materiality, that include an assessment of the RBS Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests. Specific reporting on trends in sector risk and on status versus agreed appetite and portfolio strategies is provided to senior management and to the Board.

Single name
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of excessive exposure to a borrower or borrower group. The framework includes specific and elevated approval requirements; additional reporting and monitoring; and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Risk management: Credit risk continued
Credit approval authority is discharged by way of a framework of individual delegated authorities that requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority under the RBS Group-wide authority grid. Whilst both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise with only a small number of senior executives holding the highest authority provided under the framework. Daily monitoring of individual counterparty limits is undertaken.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions. For certain counterparties early warning indicators are also in place to detect deteriorating trends of concern in limit utilisation or account performance.

Single name concentrations
Reducing the risk arising from concentrations to single names remains a key focus of management attention. Notwithstanding continued market illiquidity and the impact of negative credit migration caused by the current economic environment, significant progress was made in 2010 and credit exposures in excess of single name concentration limits fell.

Country
Country risk arises from sovereign events (for example, default or restructuring); economic events (for example, contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (for example, convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to impact elements of the RBS Group’s credit portfolio that are directly or indirectly linked to the affected country and can also give rise to market, liquidity, operational and franchise risk related losses.

The framework for the RBS Group’s appetite for country risk is set by the Executive Risk Forum (ERF) in the form of limits by country risk grade, with sub-limits on medium-term exposure. Authority is delegated to the Group Country Risk Committee to manage exposures within the framework with escalation where needed, to ERF. Specific limits are set for individual countries based on a risk assessment taking into account the RBS Group’s franchise and business mix in that country. Additional limitations (for example, on foreign-currency exposure and product types with higher potential for loss in case of country events) may be established to address specific vulnerabilities in the context of a country's outlook and/or the RBS Group's business strategy in a particular country. A country watch list framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

Global Restructuring Group
The Global Restructuring Group (GRG) manages problem and potential problem exposures in the RBS Group's wholesale credit portfolios. Its primary function is to actively manage the exposures to minimise loss for the RBS Group and, where feasible, to return the exposure to the RBS Group’s mainstream loan book.

Originating business units consult with GRG prior to transfer to GRG when a potentially negative event or trend emerges which might affect a customer’s ability to service its debt or increase the RBS Group’s risk exposure to that customer. Such circumstances include deteriorating trading performance, likely breach of covenant, challenging macroeconomic conditions, a missed payment or the expectation of a missed payment to the RBS Group or another creditor.

On transfer of the relationship, GRG devises a bespoke strategy that optimises recoveries from the debt. This strategy may also involve GRG reviewing the business operations and performance of the customer.  A number of alternative approaches will typically be considered including:

•
Covenant relief: the temporary waiver or recalibration of covenants may be granted to mitigate a potential or actual covenant breach.  Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan.

•
Amendment of restrictive covenants: restrictions in loan documents may be amended or waived as part of an overall remedial strategy to allow: additional indebtedness; the granting of collateral; the sale of a business; the granting of junior lien on the collateral; or other fundamental change in capital or operating structure of the enterprise.

•
Variation in margin: contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be accompanied by the Group receiving an exit payment, payment in kind or deferred fee.

•
Payment holidays and loan rescheduling: payment holidays or changes to the contracted amortisation profile including extensions in contracted maturity or roll-overs may be granted to improve customer liquidity. Such concessions often depend on the expectation that liquidity will recover when market conditions improve or from capital raising initiatives that access alternative sources of liquidity. Recently, these types of concessions have become more common in commercial real estate transactions in situations when a shortage of market liquidity rules out immediate refinancing and short-term forced collateral sales unattractive.

•
Forgiveness of all or part of the outstanding debt: debt may be forgiven or exchanged for equity where a fundamental shift in the customer’s business or economic environment means that other forms of restructuring strategies are unlikely to succeed in isolation and the customer is incapable of servicing current debt obligations. Debt forgiveness is often an element in leveraged finance transactions which are typically structured on the basis of projected cash flows from operational activities rather than underlying tangible asset values. Maintaining the business as a going concern with a sustainable level of debt is the preferred option rather than realising the underlying assets, provided that the underlying business model and strategy are considered viable.

Risk management: Credit risk continued
Global Restructuring Group continued
Depending on the case in question, GRG may employ a combination of these options in order to achieve the best outcome. It may also consider alternative approaches, either alone or together with the options listed above.

The following are generally considered as options of last resort:

•
Enforcement of security or otherwise taking control of assets: where the Group holds underlying collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. The Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency: where there is no suitable restructuring option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

As discussed above GRG will consider a range of possible restructuring strategies. At the time of execution the ultimate outcome of the strategy adopted is unknown and highly dependent on the cooperation of the borrower and the continued existence of a viable business. The customer’s financial position, its anticipated future prospects and the likely effect of the restructuring including any concessions are considered by the GRG relationship manager to establish whether an impairment provision is required, subject to divisional and RBS Group governance.

During 2010, GRG completed corporate loan restructurings totalling £2.6 billion (exposures of more than £5 million) in the NatWest Group which were all classified as impaired. Of these restructurings £2.1 billion related to commercial real estate. The incidence of the main types of arrangements in the NatWest Group is analysed below:

% of loans (by value)
Term extensions	81
Debt forgiveness	1
Debt for equity	2
Interest rate concessions and payment moratoriums	75

The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Transfer of restructured loans to the performing book follows assessment by relationship managers in GRG. All cases are individually assessed; when no further losses are expected the loan is returned to performing status. Restructured loans that carry an impairment provision remain classified as impaired.

Retail collections and recoveries
There are collections and recoveries functions in each of the consumer businesses. Their role is to provide support and assistance to customers who are currently experiencing difficulties in meeting their financial obligations. Where possible, the aim of the collections and recoveries teams is to return the customer to a satisfactory position, by working with them to restructure their finances. If this is not possible, the team has the objective of reducing the loss to the RBS Group.

Forbearance*
The RBS Group’s retail forbearance activities involve granting various contract revisions not normally available such as reduced repayments, payment moratoriums and the roll up of arrears, principally to retail customers with secured lending that are experiencing temporary financial difficulties.

Loans are identified for forbearance primarily as a result of contact from the customer or payment arrears and it is only granted following an assessment of the customer’s ability to pay. For those loans that are classified as impaired, the RBS Group’s objective is to minimise the loss on these accounts; for currently performing loans the aim is to enable the customer to continue to service the loan.

Forbearance lending for which an impairment loss provision has been recognised remains classified as non-performing. Where the customer met the loan terms prior to modification and where there is an expectation that the customer will meet the revised terms, these loans are classified as performing loans.

Retail loan forbearance arrangements during 2010 totalled £2.4 billion (residential mortgages £2.2 billion) in the NatWest Group, of which £0.7 billion were classified as impaired. The incidence of the main types of retail forbearance in the NatWest Group is analysed below.

% of loans (by value)
Reduced repayments	79
Payment moratoriums	18
Roll up of arrears	9
Interest reductions	—
Term extensions	2

The total exceeds 100% as an individual case can involve more than one type of arrangement.

Of the forbearance arrangements agreed in the performing book during 2010, less than 15% were impaired as at 31 December 2010.

*unaudited

Risk management: Credit risk continued
Credit risk mitigation*
The RBS Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances will be undertaken in accordance with relevant regulatory and internal policies; exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and documented on market standard terms. Further mitigation may be undertaken in a range of transactions, from retail mortgage lending to large wholesale financing, by structuring a security interest in a physical or financial asset; credit derivatives, including credit default swaps, credit linked debt instruments, and securitisation structures; and guarantees and similar instruments (for example, credit insurance) from related and third parties are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across the RBS Group cover: general requirements, including acceptable credit risk mitigation types and any conditions or restrictions applicable to those mitigants; the means by which legal certainty is to be established, including required documentation and all necessary steps required to establish legal rights; acceptable methodologies for the initial and any subsequent valuations of collateral and the frequency with which they are to be revalued (for example, daily in the trading book); actions to be taken in the event the current value of mitigation falls below required levels; management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation; management of concentration risks, for example, setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Credit risk measurement
Credit risk models are used throughout the RBS Group to support the quantitative risk assessment element of the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by the RBS Group may be divided into three categories, as follows.

Probability of default/customer credit grade (PD)
These models assess the probability that a customer will fail to make full and timely repayment of their obligations. The probability of a customer failing to do so is measured over a one year period through the economic cycle, although certain retail scorecards use longer periods for business management purposes.

Wholesale businesses: as part of the credit assessment process, each counterparty is assigned an internal credit grade derived from a default probability. There are a number of different credit grading models in use across the RBS Group, each of which considers risk characteristics particular to that type of customer. The credit grading models score a combination of quantitative inputs (for example, recent financial performance) and qualitative inputs, (for example, management performance or sector outlook).

Retail businesses: each customer account is separately scored using models based on the most material drivers of default. In general, scorecards are statistically derived using customer data. Customers are assigned a score which in turn, is mapped to a probability of default. The probabilities of default are used to group customers into risk pools. Pools are then assigned a weighted average probability of default using regulatory default definitions.

Exposure at default
Facility usage models estimate the expected level of utilisation of a credit facility at the time of a borrower’s default. For revolving and variable draw down type products which are not fully drawn, the exposure at default (EAD) will typically be higher than the current utilisation. The methodologies used in EAD modelling provide an estimate of potential exposure and recognise that customers may make more use of their existing credit facilities as they approach default.

Counterparty credit risk exposure measurement models are used for derivative and other traded instruments where the amount of credit risk exposure may be dependent upon one or more underlying market variables such as interest or foreign exchange rates. These models drive internal credit risk activities such as limit and excess management.

Loss given default
These models estimate the economic loss that may be experienced (the amount that cannot be recovered) by the RBS Group on a credit facility in the event of default. The RBS Group’s loss given default (LGD) models take into account both borrower and facility characteristics for unsecured or partially unsecured facilities, as well as the quality of any risk mitigation that may be in place for secured facilities, plus the cost of collections and a time discount factor for the delay in cash recovery.

*unaudited

Risk management: Credit risk continued
Ulster Bank Group (Core and Non-Core)*
Ulster Bank Group accounts for approximately a third of the NatWest Group’s total loans to customers (excluding balances relating to subsidiaries). The Irish economy has experienced severe economic headwinds resulting in a substantial rise in unemployment and a steep property value correction over the last two years. Ulster Bank Group has not been immune to the downturn which has resulted in a significant migration of credit quality to lower grades and a substantial increase in loan impairments. Ulster Bank Group’s commercial real estate and mortgage portfolios have been acutely affected and these account for 81% of the 2010 impairment charges (2009 - 75%).

Core
Impairment charges increased by £512 million to £1,161 million, reflecting the deteriorating economic environment in Ireland with rising default levels across both personal and corporate portfolios.  Lower asset values, particularly property related, together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate loan losses while higher unemployment, lower incomes and increased taxation have driven mortgage impairment increases. Ulster Bank Group is helping customers in this difficult environment. Forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty. These policies have been reviewed in 2010 given the structural problem that exists in Ireland with the scale and duration of customers in financial difficulty. The industry definition in the Republic of Ireland of an unsustainable mortgage (18 months accumulated interest) has been used to underpin the policy which will improve identification of customers where forbearance may not be appropriate. The forbearance portfolios account for 5.8% (7,383 mortgages) of the Ulster Bank Group mortgage portfolio (by value) at 31 December 2010 with 75% of these customers (by value) in amortising or interest only agreements.

Non-Core
Impairment charges increased from £1,277 million to £2,682 million, reflecting the deteriorating economic environment in Ireland with rising default levels across the portfolio. Lower asset values, in property related lending and most specifically in development lending have resulted in higher corporate loan losses.

Risk elements in lending and impairments by sector
	Gross loans (1) £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
2010
Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28.0	2.1	336	7
Personal unsecured	1,282	185	158	14.4	85.4	12.3	48	30
Commercial real estate
- investment	8,138	2,989	1,332	36.7	44.6	16.4	889	—
- development	9,850	6,406	2,820	65.0	44.0	28.6	1,875	—
Other corporate	11,009	2,515	1,228	22.8	48.8	11.2	695	11
	51,441	13,661	5,977	26.6	43.8	11.6	3,843	48

Core
Mortgages	21,162	1,566	439	7.4	28.0	2.1	294	7
Personal unsecured	1,282	185	158	14.4	85.4	12.3	48	30
Commercial real estate
- investment	4,284	598	332	14.0	55.5	7.7	259	—
- development	1,090	65	37	6.0	56.9	3.4	116	—
Other corporate	9,039	1,205	667	13.3	55.4	7.4	444	11
	36,857	3,619	1,633	9.8	45.1	4.4	1,161	48

Non-Core
Mortgages	—	—	—	—	—	—	42	—
Commercial real estate
- investment	3,854	2,391	1,000	62.0	41.8	25.9	630	—
- development	8,760	6,341	2,783	72.4	43.9	31.8	1,759	—
Other corporate	1,970	1,310	561	66.5	42.8	28.5	251	—
	14,584	10,042	4,344	68.9	43.3	29.8	2,682	—

*unaudited

Risk management: Credit risk continued
Ulster Bank Group (Core and Non-Core)* continued

	Gross loans (1) £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
2009
Ulster Bank Group
Mortgages	22,201	882	153	4.0	17.3	0.7	116	3
Personal unsecured	2,433	174	145	7.2	83.3	6.0	66	27
Commercial real estate
- investment	8,192	1,748	413	21.3	23.6	5.0	370	—
- development	10,109	4,268	1,106	42.2	25.9	10.9	953	4
Other corporate	12,479	1,976	648	15.8	32.8	5.2	421	—
	55,414	9,048	2,465	16.3	27.2	4.4	1,926	34

Core
Mortgages	16,199	558	102	3.4	18.3	0.6	74	3
Personal unsecured	2,433	174	145	7.2	83.3	6.0	66	27
Commercial real estate
- investment	6,131	250	105	4.1	42.0	1.7	84	—
- development	3,838	428	284	11.2	66.4	7.4	221	4
Other corporate	11,106	850	326	7.7	38.4	2.9	204	—
	39,707	2,260	962	5.7	42.6	2.4	649	34

Non-Core
Mortgages	6,002	324	51	5.4	15.7	0.8	42	—
Commercial real estate
- investment	2,061	1,498	308	72.7	20.6	14.9	286	—
- development	6,271	3,840	822	61.2	21.4	13.1	732	—
Other corporate	1,373	1,126	322	82.0	28.6	23.5	217	—
	15,707	6,788	1,503	43.2	22.1	9.6	1,277	—

Notes:
(1)	Funded loans.
(2)	Ulster Bank Group additionally had £3 billion of lending to financial institutions at 31 December 2010.

Key points

•	Increases in REIL reflect difficult conditions in both commercial and residential sectors in the Republic of Ireland. Of the REIL at 31 December 2010, 74% was in Non-Core.

•	Provisions increased from £2.5 billion to £6.0 billion and the coverage ratio increased to 44% from 27% at 31 December 2009. 69% of the provision at 31 December 2010 related to commercial real estate.

*unaudited

Risk management: Credit risk continued
Ulster Bank Group (Core and Non-Core)* continued

Residential mortgages
The table above shows how the steep property value correction has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not account for impairments already taken.

By average LTV (1)	2010%	2009%	2008%
<= 50%	35.9	40.7	47.1
> 50% and <= 70%	13.5	15.2	17.1
> 70% and <= 90%	13.5	15.5	18.2
> 90%	37.1	28.6	17.6

Total portfolio average LTV at 31 December	71.2	62.5	54.3

Average LTV on new originations during the year	75.9	72.8	71.1

Note:
(1)	LTV averages calculated by transaction volume.

Key points
•
The residential mortgage portfolio across Ulster Bank Group totalled £21.2 billion at 31 December 2010; with 90% in the Republic of Ireland and 10% in Northern Ireland. The portfolio size has declined by 4% in the Republic of Ireland since 31 December 2009 with Northern Ireland increasing by 12% over the same period. New business originations continue to be very low, especially in the Republic of Ireland. In 2010, 3,557 new mortgages were originated of which, 92% were in Northern Ireland.

•
The arrears rate continues to increase due to the continued challenging economic environment. At 31 December 2010, the arrears rate was 6.0%, compared to 3.3% at 31 December 2009. As a result, the impairment charge for 2010 was £336 million compared with £116 million for 2009. Repossessions totalled 76 in 2010, compared with 96 in 2009; 75% of the repossessions were voluntary.

•
Ulster Bank Group has a number of initiatives in place aimed at increasing the level of support to customers experiencing temporary financial difficulties. At 31 December 2010, forbearance arrangements had been agreed in respect of 5.8% (£1.2 billion) of Ulster Bank Group’s residential mortgage portfolio. The majority (79%) relates to customers in the performing book. Loans in respect of which forbearance arrangements were agreed during 2010 amounted to £1.7 billion in the performing book and £0.5 billion in the impaired book.

*unaudited

Risk management: Credit risk continued
Ulster Bank Group (Core and Non-Core)* continued

Commercial real estate
The Commercial real estate lending portfolio for Ulster Bank Group totalled £18 billion at 31 December 2010 and decreased by 2% during the year. The Non-Core portion of the portfolio totalled £12.6 billion (70% of the portfolio). Of the total Ulster Bank Group commercial real estate portfolio, 24% is in Northern Ireland, 63% is in the Republic of Ireland and 13% is in the UK.

The definition of commercial real estate was revised during 2010 to include commercial investment properties, residential investment properties, commercial development properties and residential development properties which include house builders.

	2010
	Development		Investment
	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m
Exposure by geography
2010
Island of Ireland	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
Other	—	17	22	1	40
	2,895	6,954	6,925	1,214	17,988

2009
Island of Ireland	3,404	6,305	5,453	1,047	16,209
UK (excluding Northern Ireland)	240	153	1,586	83	2,062
Other	—	7	1	22	30
	3,644	6,465	7,040	1,152	18,301

Property remains the primary driver of growth in the defaulted loan book for Ulster Bank Group. The outlook remains challenging with limited liquidity in the marketplace to support refinancing. The decrease in asset valuations has placed pressure on the portfolio with more clients seeking renegotiation of terms in the context of granting structural enhancements. Wherever feasible GRG works closely with clients to restructure loans while achieving mutual benefits.

Within its early problem management framework, Ulster Bank Group may agree various remedial measures with customers in the performing book that are experiencing temporary financial difficulties. During 2010, customers with loans amounting to £0.4 billion (exposures greater than £5 million) benefited from such measures.

During 2010, impaired loans amounting to £2.1 billion (exposures greater than £5 million) were restructured and remain in the non-performing book.

*unaudited

Risk management: Credit risk continued

Balance sheet analysis
The following tables provide an analysis of financial assets by industry sector, geography and internal credit quality gradings. Credit risk assets analysed on the preceding pages are reported internally to senior management, however they exclude certain exposures, primarily debt securities, and take account of legal agreements, including master netting arrangements that provide a right of legal set-off but do not meet the criteria for off-set in IFRS. The analysis below is therefore provided to supplement the credit risk assets analysis and to reconcile to the consolidated balance sheet.

Industry and geographical analysis
The tables on pages 64 to 73 analyse total financial assets gross of provisions by industry sector and geography.

Industry analysis
The table below analyses total financial assets by industry.
	NatWest Group
								Netting and offset (2)
	Loans and advances			Securities	Derivatives	Other (1)	Total
	Core	Non-Core	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m
Total
Central and local government	1,926	13	1,939	12,922	5	112	14,978	1,232
Finance - banks	17,504	23	17,527	—	—	—	17,527	—
- other	18,628	540	19,168	22,086	918	3,672	45,844	8,988
Residential mortgages	26,181	8	26,189	—	4	—	26,193	—
Personal lending	19,146	116	19,262	—	—	6	19,268	—
Property	19,567	21,166	40,733	109	497	—	41,339	613
Construction	3,834	1,484	5,318	5	25	—	5,348	959
Manufacturing	5,986	340	6,326	416	131	—	6,873	1,602
Service industries and business activities	30,016	2,893	32,909	1,449	506	1	34,865	5,451
Agriculture, forestry and fishing	2,819	106	2,925	29	11	—	2,965	58
Finance leases and instalment credit	16	89	105	—	—	—	105	—
Interest accruals	265	96	361	171	—	—	532	—
Total third-party	145,888	26,874	172,762	37,187	2,097	3,791	215,837	18,903
Amounts due from holding company and fellow subsidiaries	146,790	919	147,709	3,238	1,363	—	152,310	—
Total gross of provisions	292,678	27,793	320,471	40,425	3,460	3,791	368,147	18,903
Provisions			(9,409)	(27)	—	—	(9,436)	—
			311,062	40,398	3,460	3,791	358,711	18,903

2009
Total
Central and local government	1,908	27	1,935	8,954	3	164	11,056	1,258
Finance - banks	15,330	42	15,372	—	—	—	15,372	—
- other	12,610	776	13,386	22,866	872	4,436	41,560	1,619
Residential mortgages	20,273	6,120	26,393	—	8	—	26,401	—
Personal lending	19,354	578	19,932	—	—	6	19,938	1
Property	25,469	16,691	42,160	68	468	—	42,696	758
Construction	4,463	2,247	6,710	71	50	—	6,831	973
Manufacturing	6,436	781	7,217	191	154	—	7,562	1,743
Service industries and business activities	29,929	4,479	34,408	1,310	477	—	36,195	4,787
Agriculture, forestry and fishing	2,634	433	3,067	2	9	—	3,078	15
Finance leases and instalment credit	46	211	257	—	—	—	257	—
Interest accruals	257	59	316	159	—	—	475	—
Total third-party	138,709	32,444	171,153	33,621	2,041	4,606	211,421	11,154
Amounts due from holding company and fellow subsidiaries	124,926	7,228	132,154	2,158	2,429	—	136,741	—
Total gross of provisions	263,635	39,672	303,307	35,779	4,470	4,606	348,162	11,154
Provisions			(5,674)	(24)	—	—	(5,698)	—
			297,633	35,755	4,470	4,606	342,464	11,154
For notes to this table refer to page 69.

Risk management: Credit risk continued
Balance sheet analysis: Industry and geography analysis continued

	NatWest Group
	Loans and advances	Securities	Derivatives	Other (1)	Total	Netting and offset (2)

2008	£m	£m	£m	£m	£m	£m
Total
Central and local government	2,380	8,339	—	35	10,754	1,284
Finance - banks	12,014	—	—	—	12,014	—
- other	9,159	27,790	1,040	4,113	42,102	1,835
Residential mortgages	27,265	—	9	—	27,274	—
Personal lending	22,451	—	19	—	22,470	—
Property	40,605	30	862	—	41,497	593
Construction	9,758	60	114	—	9,932	1,079
Manufacturing	8,271	59	411	—	8,741	1,891
Service industries and business activities	36,249	659	773	1	37,682	5,068
Agriculture, forestry and fishing	3,318	1	12	—	3,331	15
Finance leases and instalment credit	267	—	—	—	267	—
Interest accruals	535	191	—	—	726	—
Total third-party	172,272	37,129	3,240	4,149	216,790	11,765
Amounts due from holding company and fellow subsidiaries	95,155	—	5,655	—	100,810	—
Total gross of provisions	267,427	37,129	8,895	4,149	317,600	11,765
Provision	(2,926)	(7)	—	—	(2,933)	—
	264,501	37,122	8,895	4,149	314,667	11,765
For notes to this table refer to page 69.

Loans and advances to banks and customers by geography
The table below analyses loans and advances gross of provisions by geography (location of office).

	NatWest Group
	2010	2009	2008
	£m	£m	£m
Loans and advances to banks (1)
- UK	4,323	4,158	4,904
- US	9,294	7,694	4,123
- Europe	3,340	2,918	2,873
- RoW	577	610	151
Total third-party	17,534	15,380	12,051
Amounts due from holding company and fellow subsidiaries	138,404	117,859	54,185
	155,938	133,239	66,236

Loans and advances to customers
- UK	90,661	93,445	95,869
- US	17,223	11,021	7,018
- Europe	45,894	49,870	55,868
- RoW	1,450	1,437	1,466
Total third-party	155,228	155,773	160,221
Amounts due from holding company and fellow subsidiaries	9,305	14,295	40,970
	164,533	170,068	201,191

	320,471	303,307	267,427

Note:
(1)	Loans and advances to banks includes £7 million of accrued interest (2009 - £8 million, 2008 - £37 million).

Risk management: Credit risk continued
Balance sheet analysis: Industry and geography analysis continued
The tables on pages 66 to 73 analyse financial assets by geography (location of office) and industry.

	NatWest Group
	Loans and advances							Netting and offset (2) £m
	Core £m	Non-Core £m	Total £m	Securities £m	Derivatives £m	Other (1) £m	Total £m
2010
UK
Central and local government	1,875	13	1,888	—	5	—	1,893	1,232
Finance - banks	4,308	8	4,316	—	—	—	4,316	—
- other	1,985	464	2,449	864	351	—	3,664	348
Residential mortgages	6,601	—	6,601	—	4	—	6,605	—
Personal lending	15,541	8	15,549	—	—	—	15,549	—
Property	14,935	11,465	26,400	11	497	—	26,908	613
Construction	3,494	1,107	4,601	—	25	—	4,626	959
Manufacturing	4,871	212	5,083	3	131	—	5,217	1,596
Service industries and business activities	24,052	1,541	25,593	—	506	—	26,099	5,359
Agriculture, forestry and fishing	2,108	40	2,148	—	11	—	2,159	58
Finance leases and instalment credit	16	75	91	—	—	—	91	—
Interest accruals	180	85	265	—	—	—	265	—
Total third-party	79,966	15,018	94,984	878	1,530	—	97,392	10,165
Amounts due from holding company and fellow subsidiaries	116,739	898	117,637	3,238	776	—	121,651	—
	196,705	15,916	212,621	4,116	2,306	—	219,043	10,165

US
Central and local government	—	—	—	11,848	—	112	11,960	—
Finance - banks	9,294	—	9,294	—	—	—	9,294	—
- other	16,347	—	16,347	20,881	162	3,647	41,037	8,639
Residential mortgages	265	—	265	—	—	—	265	—
Personal lending	—	—	—	—	—	—	—	—
Property	136	140	276	98	—	—	374	—
Construction	—	—	—	5	—	—	5	—
Manufacturing	—	—	—	407	—	—	407	—
Service industries and business activities	—	327	327	1,365	—	—	1,692	—
Agriculture, forestry and fishing	—	—	—	28	—	—	28	—
Interest accruals	8	—	8	171	—	—	179	—
Total third-party	26,050	467	26,517	34,803	162	3,759	65,241	8,639
Amounts due from holding company and fellow subsidiaries	25,787	6	25,793	—	39	—	25,832	—
	51,837	473	52,310	34,803	201	3,759	91,073	8,639

Europe
Central and local government	51	—	51	676	—	—	727	—
Finance - banks	3,325	15	3,340	—	—	—	3,340	—
- other	296	76	372	341	399	25	1,137	1
Residential mortgages	19,315	8	19,323	—	—	—	19,323	—
Personal lending	2,156	108	2,264	—	—	6	2,270	—
Property	4,496	9,561	14,057	—	—	—	14,057	—
Construction	340	377	717	—	—	—	717	—
Manufacturing	1,115	128	1,243	6	—	—	1,249	6
Service industries and business activities	5,964	1,025	6,989	84	—	1	7,074	92
Agriculture, forestry and fishing	711	66	777	1	—	—	778	—
Finance leases and instalment credit	—	14	14	—	—	—	14	—
Interest accruals	76	11	87	—	—	—	87	—
Total third-party	37,845	11,389	49,234	1,108	399	32	50,773	99
Amounts due from holding company and fellow subsidiaries	2,664	15	2,679	—	548	—	3,227	—
	40,509	11,404	51,913	1,108	947	32	54,000	99
For notes to this table refer to page 69.

Risk management: Credit risk continued
Balance sheet analysis: Industry and geography analysis continued

	NatWest Group
	Loans and advances							Netting and offset (2) £m
	Core £m	Non-Core £m	Total £m	Securities £m	Derivatives £m	Other (1) £m	Total £m
2010
RoW
Central and local government	—	—	—	398	—	—	398	—
Finance - banks	577	—	577	—	—	—	577	—
- other	—	—	—	—	6	—	6	—
Personal lending	1,449	—	1,449	—	—	—	1,449	—
Service industries and business activities	—	—	—	—	—	—	—	—
Interest accruals	1	—	1	—	—	—	1	—
Total third-party	2,027	—	2,027	398	6	—	2,431	—
Amounts due from holding company and fellow subsidiaries	1,600	—	1,600	—	—	—	1,600	—
	3,627	—	3,627	398	6	—	4,031	—

2009
UK
Central and local government	1,850	5	1,855	—	3	—	1,858	1,258
Finance - banks	4,122	29	4,151	—	—	—	4,151	—
- other	1,943	564	2,507	932	197	—	3,636	250
Residential mortgages	5,202	1	5,203	—	8	—	5,211	—
Personal lending	16,081	236	16,317	—	—	—	16,317	1
Property	15,291	12,651	27,942	12	468	—	28,422	758
Construction	3,412	1,650	5,062	—	50	—	5,112	973
Manufacturing	5,051	477	5,528	—	154	—	5,682	1,743
Service industries and business activities	23,758	2,603	26,361	1	476	—	26,838	4,787
Agriculture, forestry and fishing	2,065	107	2,172	—	9	—	2,181	15
Finance leases and instalment credit	46	195	241	—	—	—	241	—
Interest accruals	208	56	264	—	—	—	264	—
Total third-party	79,029	18,574	97,603	945	1,365	—	99,913	9,785
Amounts due from holding company and fellow subsidiaries	102,659	7,186	109,845	2,158	1,581	—	113,584	—
	181,688	25,760	207,448	3,103	2,946	—	213,497	9,785

US
Central and local government	—	—	—	7,953	—	140	8,093	—
Finance - banks	7,681	13	7,694	—	—	—	7,694	—
- other	10,206	32	10,238	21,126	193	4,406	35,963	1,369
Residential mortgages	257	—	257	—	—	—	257	—
Property	39	152	191	56	—	—	247	—
Construction	—	—	—	71	—	—	71	—
Manufacturing	—	—	—	190	—	—	190	—
Service industries and business activities	4	326	330	1,272	1	—	1,603	—
Agriculture, forestry and fishing	—	—	—	1	—	—	1	—
Interest accruals	5	—	5	159	—	—	164	—
Total third-party	18,192	523	18,715	30,828	194	4,546	54,283	1,369
Amounts due from holding company and fellow subsidiaries	16,848	2	16,850	—	75	—	16,925	—
	35,040	525	35,565	30,828	269	4,546	71,208	1,369

For notes to this table refer to page 69.

Risk management: Credit risk continued
Balance sheet analysis: Industry and geography analysis continued

	NatWest Group
	Loans and advances							Netting and offset (2)
	Core	Non-Core	Total	Securities	Derivatives	Other (1)	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Central and local government	58	22	80	666	—	24	770	—
Finance - banks	2,917	—	2,917	—	—	—	2,917	—
- other	461	180	641	808	475	30	1,954	—
Residential mortgages	14,814	6,119	20,933	—	—	—	20,933	—
Personal lending	1,837	342	2,179	—	—	6	2,185	—
Property	10,139	3,888	14,027	—	—	—	14,027	—
Construction	1,051	597	1,648	—	—	—	1,648	—
Manufacturing	1,385	304	1,689	1	—	—	1,690	—
Service industries and business activities	6,167	1,550	7,717	37	—	—	7,754	—
Agriculture, forestry and fishing	569	326	895	1	—	—	896	—
Finance leases and instalment credit	—	16	16	—	—	—	16	—
Interest accruals	43	3	46	—	—	—	46	—
Total third-party	39,441	13,347	52,788	1,513	475	60	54,836	—
Amounts due from holding company and fellow subsidiaries	2,644	40	2,684	—	746	—	3,430	—
	42,085	13,387	55,472	1,513	1,221	60	58,266	—

RoW
Central and local government	—	—	—	335	—	—	335	—
Finance - banks	610	—	610	—	—	—	610	—
- other	—	—	—	—	7	—	7	—
Personal lending	1,436	—	1,436	—	—	—	1,436	—
Interest accruals	1	—	1	—	—	—	1	—
Total third-party	2,047	—	2,047	335	7	—	2,389	—
Amounts due from holding company and fellow subsidiaries	2,775	—	2,775	—	27	—	2,802	—
	4,822	—	4,822	335	34	—	5,191	—

	NatWest Group
	Loans and advances					Netting and offset (2)
		Securities	Derivatives	Other (1)	Total
2008	£m	£m	£m	£m	£m	£m
UK
Central and local government	2,285	1,400	—	—	3,685	1,284
Finance - banks	4,887	—	—	—	4,887	—
- other	1,843	1,139	639	—	3,621	223
Residential mortgages	4,003	—	9	—	4,012	—
Personal lending	17,386	—	—	—	17,386	—
Property	27,638	23	563	—	28,224	593
Construction	6,451	—	57	—	6,508	1,079
Manufacturing	6,174	—	380	—	6,554	1,891
Service industries and business activities	27,292	—	637	—	27,929	5,068
Agriculture, forestry and fishing	2,225	—	11	—	2,236	15
Finance leases and instalment credit	255	—	—	—	255	—
Interest accruals	334	—	—	—	334	—
Total third-party	100,773	2,562	2,296	—	105,631	10,153
Amounts due from holding company and fellow subsidiaries	78,816	—	2,659	—	81,475	—
	179,589	2,562	4,955	—	187,106	10,153

For notes to this table refer to page 69.

Risk management: Credit risk continued
Balance sheet analysis: Industry and geography analysis continued

	NatWest Group
	Loans and advances					Netting and offset (2)
		Securities	Derivatives	Other (1)	Total
2008	£m	£m	£m	£m	£m	£m
US
Central and local government	—	5,595	—	30	5,625	—
Finance - banks	4,123	—	—	—	4,123	—
- other	6,033	26,243	183	3,998	36,457	1,612
Residential mortgages	261	—	—	—	261	—
Personal lending	8	—	—	—	8	—
Property	318	7	—	—	325	—
Construction	—	60	—	—	60	—
Manufacturing	—	58	—	—	58	—
Service industries and business activities	387	634	—	—	1,021	—
Interest accruals	11	191	—	—	202	—
Total third-party	11,141	32,788	183	4,028	48,140	1,612
Amounts due from holding company and fellow subsidiaries	11,942	—	1,406	—	13,348	—
	23,083	32,788	1,589	4,028	61,488	1,612
Europe
Central and local government	95	1,335	—	5	1,435	—
Finance - banks	2,853	—	—	—	2,853	—
- other	1,283	408	204	110	2,005	—
Residential mortgages	23,001	—	—	—	23,001	—
Personal lending	3,594	—	19	—	3,613	—
Property	12,649	—	299	—	12,948	—
Construction	3,307	—	57	—	3,364	—
Manufacturing	2,097	1	31	—	2,129	—
Service industries and business activities	8,570	25	136	1	8,732	—
Agriculture, forestry and fishing	1,093	1	1	—	1,095	—
Finance leases and instalment credit	12	—	—	—	12	—
Interest accruals	187	—	—	—	187	—
Total third-party	58,741	1,770	747	116	61,374	—
Amounts due from holding company and fellow subsidiaries	1,585	—	1,576	—	3,161	—
	60,326	1,770	2,323	116	64,535	—-
RoW
Central and local government	—	9	—	—	9	—
Finance - banks	151	—	—	—	151	—
- other	—	—	14	5	19	—
Personal lending	1,463	—	—	—	1,463	—
Interest accruals	3	—	—	—	3	—
Total third-party	1,617	9	14	5	1,645	—
Amounts due from holding company and fellow subsidiaries	2,812	—	14	—	2,826	—
	4,429	9	28	5	4,471	—

Notes:
(1)	Includes settlement balances of £3,761 million at 31 December 2010 (2009 - £4,573 million; 2008 - £4,117 million).

(2)
This column shows the amount by which the NatWest Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the NatWest Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the NatWest Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Risk management: Credit risk continued
Balance sheet analysis: Industry and geography analysis continued

Industry analysis
	Bank
	Loans and advances						Netting and offset (1)
	Core	Non-Core	Total	Securities	Derivatives	Total
2010	£m	£m	£m	£m	£m	£m	£m
Total
Central and local government	1,868	13	1,881	—	5	1,886	1,232
Finance - banks	3,094	1	3,095	—	—	3,095	—
- other	1,461	114	1,575	15	317	1,907	347
Residential mortgages	11	—	11	—	4	15	—
Personal lending	12,276	5	12,281	—	—	12,281	—
Property	12,970	8,480	21,450	—	497	21,947	586
Construction	3,272	886	4,158	—	25	4,183	941
Manufacturing	4,557	184	4,741	3	131	4,875	1,588
Service industries and business activities	22,648	1,458	24,106	—	506	24,612	5,309
Agriculture, forestry and fishing	1,776	30	1,806	—	11	1,817	10
Finance leases and instalment credit	16	21	37	—	—	37	—
Interest accruals	149	71	220	—	—	220	—
Total third-party	64,098	11,263	75,361	18	1,496	76,875	10,013
Amounts due from holding company and subsidiaries	101,025	27	101,052	3,238	748	105,038	—
Total gross of provisions	165,123	11,290	176,413	3,256	2,244	181,913	10,013
Provisions			(3,343)	—	—	(3,343)	—
			173,070	3,256	2,244	178,570	10,013

2009
Total
Central and local government	1,845	5	1,850	—	3	1,853	1,258
Finance - banks	3,163	2	3,165	—	—	3,165	—
- other	1,481	216	1,697	18	173	1,888	250
Residential mortgages	16	—	16	—	8	24	—
Personal lending	13,515	2	13,517	—	—	13,517	1
Property	12,225	10,993	23,218	—	468	23,686	758
Construction	3,042	1,362	4,404	—	50	4,454	973
Manufacturing	4,841	352	5,193	—	154	5,347	1,743
Service industries and business activities	22,602	2,331	24,933	—	476	25,409	4,787
Agriculture, forestry and fishing	1,830	24	1,854	—	9	1,863	15
Finance leases and instalment credit	46	—	46	—	—	46	—
Interest accruals	182	46	228	—	—	228	—
Total third-party	64,788	15,333	80,121	18	1,341	81,480	9,785
Amounts due from holding company and subsidiaries	86,644	6,335	92,979	2,158	1,559	96,696	—
Total gross of provisions	151,432	21,668	173,100	2,176	2,900	178,176	9,785
Provisions			(3,112)	—	—	(3,112)	—
			169,988	2,176	2,900	175,064	9,785

For the note to this table refer to page 73.

Risk management: Credit risk continued
Balance sheet analysis: Industry and geography analysis continued

	Bank
	Loans and advances	Securities	Derivatives	Total	Netting and offset (1)

2008	£m	£m	£m	£m	£m
Total
Central and local government	2,281	—	—	2,281	1,284
Finance - banks	3,560	—	—	3,560	—
- other	1,830	47	588	2,465	223
Residential mortgages	19	—	9	28	—
Personal lending	14,661	—	—	14,661	—
Property	23,718	—	563	24,281	593
Construction	5,187	—	54	5,241	1,079
Manufacturing	5,859	—	376	6,235	1,891
Service industries and business activities	25,928	—	625	26,553	5,068
Agriculture, forestry and fishing	1,911	—	11	1,922	15
Finance leases and instalment credit	26	—	—	26	—
Interest accruals	326	—	—	326	—
Total third-party	85,306	47	2,226	87,579	10,153
Amounts due from holding company and subsidiaries	64,636	—	2,671	67,307	—
Total gross of provisions	149,942	47	4,897	154,886	10,153
Provisions	(2,103)	—	—	(2,103)	—
	147,839	47	4,897	152,783	10,153

For the note to this table refer to page 73.

Loans and advances to banks and customers by geography
	Bank
	2010	2009	2008
	£m	£m	£m
Loans and advances to banks (1)
- UK	3,092	3,162	3,572
- US	—	1	—
- Europe	8	8	—
Total third-party	3,100	3,171	3,572
Amounts due from holding company and subsidiaries	92,354	78,269	19,574
	95,454	81,440	23,146

Loans and advances to customers
- UK	72,261	76,950	81,734
Total third-party	72,261	76,950	81,734
Amounts due from holding company and subsidiaries	8,698	14,710	45,062
	80,959	91,660	126,796

	176,413	173,100	149,942

Note:
(1)	Loans and advances to banks includes £5 million of accrued interest (2009 - £6 million, 2008 - £12 million).

Risk management: Credit risk continued
Balance sheet analysis: Industry and geography analysis continued

	Bank
	Loans and advances						Netting and offset (1) £m
	Core £m	Non-Core £m	Total £m	Securities £m	Derivatives £m	Total £m
2010
UK
Central and local government	1,868	13	1,881	—	5	1,886	1,232
Finance - banks	3,086	1	3,087	—	—	3,087	—
- other	1,461	114	1,575	15	317	1,907	347
Residential mortgages	11	—	11	—	4	15	—
Personal lending	12,276	5	12,281	—	—	12,281	—
Property	12,970	8,480	21,450	—	497	21,947	586
Construction	3,272	886	4,158	—	25	4,183	941
Manufacturing	4,557	184	4,741	3	131	4,875	1,588
Service industries and business activities	22,648	1,458	24,106	—	506	24,612	5,309
Agriculture, forestry and fishing	1,776	30	1,806	—	11	1,817	10
Finance leases and instalment credit	16	21	37	—	—	37	—
Interest accruals	149	71	220	—	—	220	—
Total third-party	64,090	11,263	75,353	18	1,496	76,867	10,013
Amounts due from holding company and subsidiaries	99,787	27	99,814	3,238	748	103,800	—
	163,877	11,290	175,167	3,256	2,244	180,667	10,013

Europe
Finance - banks	8	—	8	—	—	8	—
Total third-party	8	—	8	—	—	8	—
Inter-group balances	1,238	—	1,238	—	—	1,238	—
	1,246	—	1,246	—	—	1,246	—

2009
UK
Central and local government	1,845	5	1,850	—	3	1,853	1,258
Finance - banks	3,154	2	3,156	—	—	3,156	—
- other	1,481	216	1,697	18	173	1,888	250
Residential mortgages	16	—	16	—	8	24	—
Personal lending	13,515	2	13,517	—	—	13,517	1
Property	12,225	10,993	23,218	—	468	23,686	758
Construction	3,042	1,362	4,404	—	50	4,454	973
Manufacturing	4,841	352	5,193	—	154	5,347	1,743
Service industries and business activities	22,602	2,331	24,933	—	476	25,409	4,787
Agriculture, forestry and fishing	1,830	24	1,854	—	9	1,863	15
Finance leases and instalment credit	46	—	46	—	—	46	—
Interest accruals	182	46	228	—	—	228	—
Total third-party	64,779	15,333	80,112	18	1,341	81,471	9,785
Amounts due from holding company and subsidiaries	85,401	6,335	91,736	2,158	1,559	95,453	—
	150,180	21,668	171,848	2,176	2,900	176,924	9,785

US
Finance - banks	1	—	1	—	—	1	—

Europe
Finance - banks	8	—	8	—	—	8	—
Total third-party	8	—	8	—	—	8	—
Intra-group balances	1,243	—	1,243	—	—	1,243	—
	1,251	—	1,251	—	—	1,251	—

For the note to this table refer to page 73.

Risk management: Credit risk continued
Balance sheet analysis: Industry and geography analysis continued

	Bank
	Loans and advances £m	Securities £m	Derivatives £m	Total £m	Netting and offset (1) £m
2008
UK
Central and local government	2,281	—	—	2,281	1,284
Finance - banks	3,560	—	—	3,560	—
- other	1,830	47	588	2,465	223
Residential mortgages	19	—	9	28	—
Personal lending	14,661	—	—	14,661	—
Property	23,718	—	563	24,281	593
Construction	5,187	—	54	5,241	1,079
Manufacturing	5,859	—	376	6,235	1,891
Service industries and business activities	25,928	—	625	26,553	5,068
Agriculture, forestry and fishing	1,911	—	11	1,922	15
Finance leases and instalment credit	26	—	—	26	—
Interest accruals	326	—	—	326	—
Total third-party	85,306	47	2,226	87,579	10,153
Amounts due from holding company and subsidiaries	63,136	—	2,671	65,807	—
	148,442	47	4,897	153,386	10,153

US
Amounts due from holding company and subsidiaries	38	—	—	38	—

Europe
Amounts due from holding company and subsidiaries	1,462	—	—	1,462	—

Note:
(1)
This shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Asset quality
The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the tables below and are set out on page 78.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

Risk management: Credit risk continued
Balance sheet analysis: Asset quality continued
	NatWest Group
	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	1,824	15,057	18,105	1,487	1,396	23	5,687	1,319	44,898
AQ2	—	28	2,615	20	67	—	1,237	146	4,113
AQ3	—	681	4,896	69	33	—	1,581	334	7,594
AQ4	—	20	17,550	292	55	—	7,990	803	26,710
AQ5	—	33	25,272	41	125	—	10,873	782	37,126
AQ6	—	4	24,403	8	126	—	10,714	470	35,725
AQ7	—	40	22,196	—	32	—	8,528	312	31,108
AQ8	—	7	8,477	—	55	—	4,369	63	12,971
AQ9	—	4	6,197	—	97	7	1,449	71	7,825
AQ10	—	5	1,740	—	111	—	870	124	2,850
Balances due from holding company and fellow subsidiaries	—	138,404	9,305	—	1,363	—	—	225	149,297
Past due	—	7	5,851	1,844	—	—	—	—	7,702
Impaired	—	9	17,926	—	—	—	—	—	17,935
Impairment provision	—	(9)	(9,400)	—	—	—	—	—	(9,409)
	1,824	154,290	155,133	3,761	3,460	30	53,298	4,649	376,445
Core
AQ1	1,824	15,041	14,071	1,487	1,309	23	5,367	1,289	40,411
AQ2	—	28	2,525	20	67	—	1,223	146	4,009
AQ3	—	681	4,388	69	33	—	1,535	331	7,037
AQ4	—	20	17,190	292	52	—	7,797	803	26,154
AQ5	—	33	24,083	41	119	—	10,521	778	35,575
AQ6	—	4	22,071	8	68	—	10,338	470	32,959
AQ7	—	40	20,344	—	29	—	8,361	312	29,086
AQ8	—	7	6,662	—	40	—	4,301	63	11,073
AQ9	—	4	4,372	—	47	7	1,382	71	5,883
AQ10	—	5	1.144	—	27	—	692	124	1,992
Balances due from holding company and fellow subsidiaries	—	137,515	9,275	—	1,346	—	—	225	148,361
Past due	—	—	4,560	1,844	—	—	—	—	6,404
Impaired	—	9	6,967	—	—	—	—	—	6,976
Impairment provision	—	(9)	(4,342)	—	—	—	—	—	(4,351)
	1,824	153,378	133,310	3,761	3,137	30	51,517	4,612	351,569
Non-Core
AQ1	—	16	4,034	—	87	—	320	30	4,487
AQ2	—	—	90	—	—	—	14	—	104
AQ3	—	—	508	—	—	—	46	3	557
AQ4	—	—	360	—	3	—	193	—	556
AQ5	—	—	1,189	—	6	—	352	4	1,551
AQ6	—	—	2,332	—	58	—	376	—	2,766
AQ7	—	—	1,852	—	3	—	167	—	2,022
AQ8	—	—	1,815	—	15	—	68	—	1,898
AQ9	—	—	1,825	—	50	—	67	—	1,942
AQ10	—	—	596	—	84	—	178	—	858
Balances due from holding company and fellow subsidiaries	—	889	30	—	17	—	—	—	936
Past due	—	7	1,291	—	—	—	—	—	1,298
Impaired	—	—	10,959	—	—	—	—	—	10,959
Impairment provision	—	—	(5,058)	—	—	—	—	—	(5,058)
	—	912	21,823	—	323	—	1,781	37	24,876

Risk management: Credit risk continued
Balance sheet analysis: Asset quality continued

	NatWest Group
	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m
AQ1	1,791	12,689	15,238	863	719	26	7,472	1,140	39,938
AQ2	—	7	1,406	40	103	—	787	201	2,544
AQ3	—	412	2,548	204	50	—	2,048	433	5,695
AQ4	14	39	17,110	555	199	—	7,905	956	26,778
AQ5	—	12	32,656	114	390	7	12,612	833	46,624
AQ6	—	3	32,442	—	293	—	10,494	494	43,726
AQ7	—	14	18,586	—	125	—	8,906	297	27,928
AQ8	—	5	9,665	—	51	—	4,961	52	14,734
AQ9	—	—	4,149	—	22	—	1,352	26	5,549
AQ10	—	36	2,535	—	89	—	1,059	64	3,783
Balances due from holding company and fellow subsidiaries	—	117,859	14,295	—	2,429	—	—	239	134,822
Past due	—	36	6,532	2,797	—	—	—	—	9,365
Impaired	—	9	12,906	—	—	—	—	—	12,915
Impairment provision	—	(9)	(5,665)	—	—	—	—	—	(5,674)
	1,805	131,112	164,403	4,573	4,470	33	57,596	4,735	368,727

2008
AQ1	1,283	8,742	11,712	866	669	32	10,232	1,208	34,744
AQ2	2	250	1,669	3	49	—	1,583	448	4,004
AQ3	—	687	3,376	46	86	—	2,465	734	7,394
AQ4	—	191	30,875	35	796	—	9,948	843	42,688
AQ5	—	39	34,809	30	668	—	19,981	891	56,418
AQ6	—	21	31,257	118	704	—	6,635	671	39,406
AQ7	—	11	20,141	—	154	—	8,779	315	29,400
AQ8	—	1	9,189	—	40	—	6,810	96	16,136
AQ9	—	—	3,979	—	29	—	1,427	24	5,459
AQ10	—	—	1,992	—	45	—	226	33	2,296
Balances due from holding company and fellow subsidiaries	—	54,185	40,970	—	5,655	—	10	—	100,820
Past due	—	—	5,152	3,019	—	—	—	—	8,171
Impaired	—	2	6,070	—	—	—	—	—	6,072
Impairment provision	—	(2)	(2,924)	—	—	—	—	—	(2,926)
	1,285	64,127	198,267	4,117	8,895	32	68,096	5,263	350,082

Note:
(1)	Excluding items in the course of collection of £1,639 million (2009 - £2,118 million; 2008 - £2,107 million).

For details on the Group’s debt securities by external credit rating, refer to page 78.

Risk management: Credit risk continued
Balance sheet analysis: Asset quality continued

	Bank
	Cash and balances at central banks £m	Loans and advances to banks (1) £m	Loans and advances to customers £m	Derivatives £m	Commitments £m	Contingent liabilities £m	Total £m
2010
Total
AQ1	867	929	7,536	1,152	3,707	1,057	15,248
AQ2	—	17	682	33	1,094	115	1,941
AQ3	—	628	1,610	22	1,307	250	3,817
AQ4	—	19	6,475	49	4,425	348	11,316
AQ5	—	32	14,573	47	9,282	543	24,477
AQ6	—	4	15,924	37	9,680	389	26,034
AQ7	—	14	10,087	26	7,939	171	18,237
AQ8	—	7	4,838	34	4,169	45	9,093
AQ9	—	4	2,033	25	1,328	59	3,449
AQ10	—	5	1,533	71	577	35	2,221
Balances due from holding company and subsidiaries	—	92,354	8,698	748	69	—	101,869
Past due	—	—	2,367	—	—	—	2,367
Impaired	—	8	4,603	—	—	—	4,611
Impairment provision	—	(8)	(3,335)	—	—	—	(3,343)
	867	94,013	77,624	2,244	43,577	3,012	221,337
Core
AQ1	867	929	4,090	1,066	3,415	1,027	11,394
AQ2	—	17	601	33	1,080	115	1,846
AQ3	—	628	1,346	22	1,261	247	3,504
AQ4	—	19	6,263	46	4,233	348	10,909
AQ5	—	32	13,493	42	8,933	539	23,039
AQ6	—	4	14,476	36	9,381	389	24,286
AQ7	—	14	8,815	25	7,816	171	16,841
AQ8	—	7	4,194	31	4,125	45	8,402
AQ9	—	4	1,584	23	1,303	59	2,973
AQ10	—	5	984	50	534	35	1,608
Balances due from holding company and subsidiaries	—	92,354	8,671	746	69	—	101,840
Past due	—	—	1,770	—	—	—	1,770
Impaired	—	8	3,384	—	—	—	3,392
Impairment provision	—	(8)	(2,622)	—	—	—	(2,630)
	867	94,013	67,049	2,120	42,150	2,975	209,174
Non-Core
AQ1	—	—	3,446	86	292	30	3,854
AQ2	—	—	81	—	14	—	95
AQ3	—	—	264	—	46	3	313
AQ4	—	—	212	3	192	—	407
AQ5	—	—	1,080	5	349	4	1,438
AQ6	—	—	1,448	1	299	—	1,748
AQ7	—	—	1,272	1	123	—	1,396
AQ8	—	—	644	3	44	—	691
AQ9	—	—	449	2	25	—	476
AQ10	—	—	549	21	43	—	613
Balances due from holding company and subsidiaries	—	—	27	2	—	—	29
Past due	—	—	597	—	—	—	597
Impaired	—	—	1,219	—	—	—	1,219
Impairment provision	—	—	(713)	—	—	—	(713)
	—	—	10,575	124	1,427	37	12,163

Risk management: Credit risk continued
Balance sheet analysis: Asset quality continued

	Bank
	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Derivatives	Commitments	Contingent liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m
AQ1	906	830	4,843	221	5,491	889	13,180
AQ2	—	—	507	93	677	179	1,456
AQ3	—	374	1,423	40	1,637	350	3,824
AQ4	—	38	5,797	184	4,765	570	11,354
AQ5	—	5	19,012	338	10,705	638	30,698
AQ6	—	2	16,827	255	9,172	376	26,632
AQ7	—	—	10,229	106	8,185	120	18,640
AQ8	—	—	6,122	32	4,702	22	10,878
AQ9	—	—	1,898	15	1,284	20	3,217
AQ10	—	33	2,155	57	586	19	2,850
Balances due from holding company and subsidiaries	—	78,269	14,710	1,559	41	—	94,579
Past due	—	—	3,775	—	—	—	3,775
Impaired	—	8	4,362	—	—	—	4,370
Impairment provision	—	(8)	(3,104)	—	—	—	(3,112)
	906	79,551	88,556	2,900	47,245	3,183	222,341

2008
AQ1	838	491	6,170	455	4,281	1,026	13,261
AQ2	—	162	1,166	47	1,346	407	3,128
AQ3	—	680	1,327	75	1,752	522	4,356
AQ4	—	186	7,865	419	5,948	610	15,028
AQ5	—	24	18,015	594	16,141	664	35,438
AQ6	—	—	18,554	419	4,186	379	23,538
AQ7	—	7	12,586	105	7,673	175	20,546
AQ8	—	—	6,086	39	5,962	40	12,127
AQ9	—	—	2,691	29	1,289	19	4,028
AQ10	—	—	1,923	44	160	30	2,157
Balances due from holding company and subsidiaries	—	19,574	45,062	2,671	37	—	67,344
Past due	—	—	2,216	—	—	—	2,216
Impaired	—	—	3,135	—	—	—	3,135
Impairment provision	—	—	(2,103)	—	—	—	(2,103)
	838	21,124	124,693	4,897	48,775	3,872	204,199

Note:
(1)	Excluding items in the course of collection of £1,433 million (2009 - £1,881 million; 2008 - £2,022 million).

Risk management: Credit risk continued
Balance sheet analysis continued

Debt securities
The table below analyses debt securities by issuer and external ratings.

	NatWest Group
	Central and local government			Banks and building societies £m	ABS (2) £m	Corporate £m	Other £m	Total £m	% of total (3)
2010	UK £m	US £m	Other (1) £m
AAA	1	14,394	802	204	15,222	240	—	30,863	85
AA to AA+	—	—	454	82	160	92	—	788	2
A to AA-	—	—	6	214	201	328	—	749	2
BBB to A-	—	—	87	55	397	1,149	—	1,688	5
Non-investment grade	—	—	29	6	1,218	468	—	1,721	5
Unrated	—	—	—	15	285	147	—	447	1
	1	14,394	1,378	576	17,483	2,424	—	36,256	100
Balances with RBS Group companies	—	—	—	—	3,238	—	—	3,238
	1	14,394	1,378	576	20,721	2,424	—	39,494

2009
AAA	1	12,189	1,642	507	14,493	615	—	29,447	90
AA to AA+	—	—	171	106	134	206	—	617	2
A to AA-	—	—	1	202	127	218	—	548	2
BBB- to A-	—	—	18	45	167	664	—	894	3
Non-investment grade	—	—	23	5	610	408	—	1,046	3
Unrated	—	—	5	—	15	59	—	79	—
	1	12,189	1,860	865	15,546	2,170	—	32,631	100
Balances with RBS Group companies	—	—	—	—	2,158	—	—	2,158
	1	12,189	1,860	865	17,704	2,170	—	34,789

2008
AAA	1,373	8,157	1,295	247	19,900	36	—	31,008	86
BBB- to AA+	—	—	111	492	447	3,539	—	4,589	13
Non-investment grade	—	—	—	8	151	183	—	342	1
Unrated	—	—	—	28	9	15	2	54	—
	1,373	8,157	1,406	775	20,507	3,773	2	35,993	100
	Bank
	Other government	ABS (2)	Corporate	Total
2010	£m	£m	£m	£m
A to AA-	—	—	3	3
Balances with RBS Group companies	—	3,238	—	3,238
	—	3,238	3	3,241

2009
BBB- to A-	—	—	5	5
Balances with RBS Group companies	—	2,158	—	2,158
	—	2,158	5	2,163

2008
BBB- to A-	34	7	—	41

Notes:
(1)	Includes £0.7 billion and £0.4 billion of AFS debt securities relating to Switzerland and Japan respectively at 31 December 2010.
(2)	Asset-backed securities.
(3)	Percentage calculated before balances with RBS Group companies.

Risk management: Credit risk continued
Balance sheet analysis: Debt securities continued
The table below summarises the carrying values of the NatWest Group’s ABS rated as non-investment grade and those not publically rated, all of which have been classified as held-for-trading.

	Non-investment grade			Not publicly rated
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
RMBS: prime	250	94	4	197	—	1
RMBS: non-conforming	299	219	40	52	—	—
RMBS: sub-prime	418	263	101	36	13	—
CMBS	139	25	5	—	—	—
CDOs	15	1	—	—	—	—
CLOs	—	—	1	—	2	—
Other ABS	97	8	—	—	—	8
	1,218	610	151	285	15	9

The Group classifies RMBS as sub-prime or Alt-A based on industry standard criteria, including Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value (LTV) ratios of the underlying mortgage loans. RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 95%. The FICO score is the determining factor in the classification of the Group’s RMBS as sub-prime or Alt-A.

Derivatives
The table below analyses the NatWest Group’s derivative assets by internal credit quality banding and residual maturity. Master netting agreements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group’s balance sheet under IFRS.

	2010
	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m	2009 Total £m

AQ1	152	19	18	368	839	1,396	719
AQ2	19	8	—	8	32	67	103
AQ3	6	1	3	8	15	33	50
AQ4	10	6	10	26	3	55	199
AQ5	21	8	32	9	55	125	390
AQ6	17	5	9	45	50	126	293
AQ7	2	1	4	24	1	32	125
AQ8	—	1	3	23	28	55	51
AQ9	—	—	3	16	78	97	22
AQ10	1	1	12	32	65	111	89
	228	50	94	559	1,166	2,097	2,041
Amounts due from holding company and fellow subsidiaries	195	53	183	249	683	1,363	2,429
	423	103	277	808	1,849	3,460	4,470

Counterparty mtm netting						(89)	(46)
Net exposure						3,371	4,424

Risk management: Credit risk continued
Balance sheet analysis: Derivatives continued
The table below analyses the Group’s derivative assets by contract type and residual maturity and the effect of position netting.

	NatWest Group
	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Gross assets £m	Counterparty mtm netting £m	Net exposure £m
Contract type
2010
Exchange rate	52	23	46	69	208	398	—	398
Interest rate	169	20	44	471	957	1,661	(89)	1,572
Equity and commodity	7	7	4	19	1	38	—	38
	228	50	94	559	1,166	2,097	(89)	2,008
Amounts due from holding company and fellow subsidiaries	195	53	183	249	683	1,363	—	1,363
	423	103	277	808	1,849	3,460	(89)	3,371
2009
Exchange rate	70	23	29	123	107	352	—	352
Interest rate	218	14	39	551	829	1,651	(46)	1,605
Credit derivatives	—	—	—	7	—	7	—	7
Equity and commodity	3	5	6	15	2	31	—	31
	291	42	74	696	938	2,041	(46)	1,995
Amounts due from holding company and fellow subsidiaries	299	121	180	528	1,301	2,429	—	2,429
	590	163	254	1,224	2,239	4,470	(46)	4,424
2008
Exchange rate	206	97	199	218	22	742	—	742
Interest rate	191	10	36	771	1,452	2,460	(65)	2,395
Credit derivatives	—	—	—	11	—	11	—	11
Equity and commodity	3	3	5	15	1	27	—	27
	400	110	240	1,015	1,475	3,240	(65)	3,175
Amounts due from holding company and fellow subsidiaries	1,147	466	356	849	2,837	5,655	—	5,655
	1,547	576	596	1,864	4,312	8,895	(65)	8,830

Cross border exposures
Cross border exposures are loans and advances including finance leases and instalment credit receivables and other monetary assets, such as debt securities and net derivatives, including non-local currency claims of overseas offices on local residents.

The RBS Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures exclude exposures to local residents in local currencies.

The table below sets out the NatWest Group’s cross border exposures greater than 0.5% of the NatWest Group’s total assets. None of these countries have experienced repayment difficulties that have required restructuring of outstanding debt.

	NatWest Group
	2010				2009 Total £m	2008 Total £m
	Government	Banks	Other	Total
	£m	£m	£m	£m
Japan	396	1,056	1,881	3,333	1,612	131
Republic of Ireland	—	95	1,253	1,348	1,351	5,620
United States	10	158	639	807	790	1,417
France	84	188	250	522	667	1,745
Netherlands	—	242	89	331	405	1,528

REIL, provisions and reserves
All the disclosures in this section (pages 80 to 88) are audited.

The RBS Group classifies impaired assets as either risk elements in lending (REIL) or potential problem loans (PPL). REIL represents impaired loans, loans that are accruing but are past due 90 days and restructured loans. PPL represents impaired assets which are not included in REIL, but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

The analysis of risk elements in lending and impairments below, form a key part of the data provided to senior management on the credit performance of the Group's portfolios.

Risk management: Credit risk continued
REIL, provisions and reserves continued
The table below analyses the NatWest Group's REIL and PPL and takes no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provisions.
	NatWest Group
	2010			2009			2008
	Core	Non-Core	Total	Core	Non-Core	Total	Total
	£m	£m	£m	£m	£m	£m	£m
Impaired loans (1)
UK	3,794	3,554	7,348	3,055	3,441	6,496	3,997
Overseas	3,182	7,405	10,587	2,017	4,402	6,419	2,075
	6,976	10,959	17,935	5,072	7,843	12,915	6,072

Accruing loans past due 90 days or more (2)
UK	701	633	1,334	507	729	1,236	656
Overseas	135	168	303	40	394	434	344
	836	801	1,637	547	1,123	1,670	1,000
Total REIL	7,812	11,760	19,572	5,619	8,966	14,585	7,072

Potential problem loans (3)	94	40	134	85	65	150	127

Total REIL and PPL	7,906	11,800	19,706	5,704	9,031	14,735	7,199

REIL as a % of gross loans to customers (4)	6.9%	44.5%	14.0%	5.0%	26.1%	10.0%	4.6%
REIL and PPL as a % of gross loans to customers (4)	7.0%	44.7%	14.1%	5.1%	26.3%	10.1%	4.6%
Closing provision for impairment as a % of total REIL	56%	43%	48%	60%	26%	39%	41%
Closing provision for impairments as a % of total REIL and PPL	55%	43%	48%	59%	26%	39%	41%

Notes:
(1)	All loans against which an impairment provision is held.
(2)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(3)
Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept  is not applicable.

(4)	Includes gross loans relating to disposal groups but excludes reverse repos and intercompany loans.

Movement in REIL and PPL
The table below details the movement in REIL and PPL for the year ended 31 December 2010.

	NatWest Group
	REIL			PPL			Total
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2010	5,619	8,966	14,585	85	65	150	5,704	9,031	14,735
Intra-group transfers	(416)	416	—	(16)	16	—	(432)	432	—
Currency translation and other adjustments	(54)	(132)	(186)	(1)	1	—	(55)	(131)	(186)
Additions	5,615	5,227	10,842	275	89	364	5,890	5,316	11,206
Transfers	58	5	63	(66)	(5)	(71)	(8)	—	(8)
Disposals, restructurings and repayments	(1,923)	(2,274)	(4,197)	(183)	(126)	(309)	(2,106)	(2,400)	(4,506)
Amounts written-off	(1,087)	(448)	(1,535)	—	—	—	(1,087)	(448)	(1,535)
At 31 December 2010	7,812	11,760	19,572	94	40	134	7,906	11,800	19,706

Past due analysis
The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	NatWest Group
	2010			2009 Total	2008 Total
	Core	Non-Core	Total
	£m	£m	£m	£m	£m
Past due 1-29 days	2,436	119	2,555	2,465	2,909
Past due 30-59 days	839	206	1,045	1,010	743
Past due 60-89 days	449	165	614	1,387	500
Past due 90 days or more	836	801	1,637	1,670	1,000
	4,560	1,291	5,851	6,532	5,152

Note:
(1)
The amounts shown above include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Risk management: Credit risk continued
REIL, provisions and reserves continued

Loans, REIL and impairments by industry and geography
The tables below analyse gross loans and advances to customers and banks (excluding third-party reverse repos and disposal groups), REIL, provisions, impairment charge and amounts written-off relating to these loans, by industry and geography (by location of office).
	NatWest Group
	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
2010
Total
Central and local government	1,939	—	—	—	—	—	—	—
Finance - banks	8,545	9	9	0.1	100	0.1	—	—
- others	3,145	103	30	3.3	29	1.0	20	4
Residential mortgages	26,189	1,575	289	6.0	18	1.1	226	7
Personal lending	19,262	2,238	1,790	11.6	80	9.3	731	703
Property	40,733	10,471	4,004	25.7	38	9.8	2,667	102
Construction	5,318	1,808	676	34.0	37	12.7	402	50
Manufacturing	6,326	433	203	6.8	47	3.2	131	41
Service industries and business activities	32,909	2,782	1,185	8.5	43	3.6	657	178
Agriculture, forestry and fishing	2,925	133	80	4.5	60	2.7	28	4
Finance leases and instalment credit	105	20	10	19.0	50	9.5	—	—
Interest accruals	354	—	—	—	—	—	—	—
Latent	—	—	1,133	—	—	—	277	—
Total third-party	147,750	19,572	9,409	13.2	48	6.4	5,139	1,089
Amounts due from holding company and fellow subsidiaries	147,709	—	—	—	—	—	—	—
	295,459	19,572	9,409	6.6	48	3.2	5,139	1,089
of which:
UK	94,984	8,682	4,489	9.1	52	4.7	1,890	1,051
Europe	49,216	10,880	4,910	22.1	45	10.0	3,249	38
US	1,523	8	8	0.5	100	0.5	—	—
RoW	2,027	2	2	0.1	100	0.1	—	—
Total third-party	147,750	19,572	9,409	13.2	48	6.4	5,139	1,089
Amounts due from holding company and fellow subsidiaries	147,709	—	—	—	—	—	—	—
	295,459	19,572	9,409	6.6	48	3.2	5,139	1,089
2009
Total
Central and local government	1,935	—	—	—	—	—	—	—
Finance - banks	8,085	9	9	0.1	100	0.1	7	—
- others	3,473	52	16	1.5	31	0.5	15	7
Residential mortgages	26,393	909	116	3.4	13	0.4	87	3
Personal lending	19,932	2,316	1,751	11.6	76	8.8	1,088	736
Property	42,160	7,570	1,592	18.0	21	3.8	1,424	47
Construction	6,710	1,270	352	18.9	28	5.2	284	130
Manufacturing	7,217	316	143	4.4	45	2.0	97	32
Service industries and business activities	34,408	2,009	766	5.8	38	2.2	506	213
Agriculture, forestry and fishing	3,067	114	58	3.7	51	1.9	19	3
Finance leases and instalment credit	257	20	11	7.8	55	4.3	—	—
Interest accruals	313	—	—	—	—	—	—	—
Latent	—	—	860	—	—	—	588	—
Total third-party	153,950	14,585	5,674	9.5	39	3.7	4,115	1,171
Amounts due from holding company and fellow subsidiaries	132,154	—	—	—	—	—	—	—
	286,104	14,585	5,674	5.1	39	2.0	4,115	1,171
of which:
UK	97,603	7,733	3,729	7.9	48	3.8	2,655	1,148
Europe	52,788	6,836	1,935	12.9	28	3.7	1,452	23
US	1,512	13	8	0.9	62	0.5	7	—
RoW	2,047	3	2	0.1	67	0.1	1	—
Total third-party	153,950	14,585	5,674	9.5	39	3.7	4,115	1,171
Amounts due from holding company and fellow subsidiaries	132,154	—	—	—	—	—	—	—
	286,104	14,585	5,674	5.1	39	2.0	4,115	1,171

Risk management: Credit risk continued
REIL, provisions and reserves continued
Loans, REIL and impairments by industry and geography continued
	NatWest Group
	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
2010
Core
Central and local government	1,926	—	—	—	—	—	—	—
Finance - banks	8,522	9	9	0.1	100	0.1	—	—
- others	2,605	69	18	2.6	26	0.7	14	4
Residential mortgages	26,181	1,575	289	6.0	18	1.1	191	7
Personal lending	19,146	2,230	1,787	11.6	80	9.3	729	700
Property	19,567	1,537	462	7.9	30	2.4	433	23
Construction	3,834	436	172	11.4	39	4.5	156	17
Manufacturing	5,986	258	121	4.3	47	2.0	94	15
Service industries and business activities	30,016	1,617	673	5.4	42	2.2	454	110
Agriculture, forestry and fishing	2,819	80	47	2.8	59	1.7	22	4
Finance leases and instalment credit	16	1	1	6.3	100	6.3	—	—
Interest accruals	258	—	—	—	—	—	—	—
Latent	—	—	773	—	—	—	157	—
Total third-party	120,876	7,812	4,352	6.5	56	3.6	2,250	880
Amounts due from holding company and fellow subsidiaries	146,790	—	—	—	—	—	—	—
	267,666	7,812	4,352	2.9	56	1.6	2,250	880
of which:
UK	79,966	4,495	2,871	5.6	64	3.6	1,238	842
Europe	37,827	3,307	1,471	8.7	44	3.9	1,012	38
US	1,056	8	8	0.8	100	0.8	—	—
RoW	2,027	2	2	0.1	100	0.1	—	—
Total third-party	120,876	7,812	4,352	6.5	56	3.6	2,250	880
Amounts due from holding company and fellow subsidiaries	146,790	—	—	—	—	—	—	—
	267,666	7,812	4,352	2.9	56	1.6	2,250	880
2009
Core
Central and local government	1,908	—	—	—	—	—	—	—
Finance - banks	8,043	9	9	0.1	100	0.1	7	—
- others	2,729	16	10	0.6	63	0.4	—	2
Residential mortgages	20,273	583	79	2.9	14	0.4	55	3
Personal lending	19,354	2,304	1,746	11.9	76	9.0	1,088	735
Property	25,469	1,185	296	4.7	25	1.2	254	12
Construction	4,463	275	81	6.2	29	1.8	26	14
Manufacturing	6,436	126	55	2.0	44	0.9	24	8
Service industries and business activities	29,929	1,050	363	3.5	35	1.2	231	153
Agriculture, forestry and fishing	2,634	71	34	2.7	48	1.3	17	2
Finance leases and instalment credit	46	—	—	—	—	—	—	—
Interest accruals	254	—	—	—	—	—	—	—
Latent	—	—	692	—	—	—	440	—
Total third-party	121,538	5,619	3,365	4.6	60	2.8	2,142	929
Amounts due from holding company and fellow subsidiaries	124,926	—	—	—	—	—	—	—
	246,464	5,619	3,365	2.3	60	1.4	2,142	929
of which:
UK	79,029	3,563	2,511	4.5	70	3.2	1,615	910
Europe	39,441	2,040	844	5.2	41	2.1	526	19
US	1,021	13	8	1.3	62	0.8	—	—
RoW	2,047	3	2	0.1	67	0.1	1	—
Total third-party	121,538	5,619	3,365	4.6	60	2.8	2,142	929
Amounts due from holding company and fellow subsidiaries	124,926	—	—	—	—	—	—	—
	246,464	5,619	3,365	2.3	60	1.4	2,142	929

Risk management: Credit risk continued
REIL, provisions and reserves continued
Loans, REIL and impairments by industry and geography continued
	NatWest Group
	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m

2010
Non-Core
Central and local government	13	—	—	—	—	—	—	—
Finance - banks	23	—	—	—	—	—	—	—
- others	540	34	12	6.3	35	2.2	6	—
Residential mortgages	8	—	—	—	—	—	35	—
Personal lending	116	8	3	6.9	38	2.6	2	3
Property	21,166	8,934	3,542	42.2	40	16.7	2,234	79
Construction	1,484	1,372	504	92.5	37	34.0	246	33
Manufacturing	340	175	82	51.5	47	24.1	37	26
Service industries and business activities	2,893	1,165	512	40.3	44	17.7	203	68
Agriculture, forestry and fishing	106	53	33	50.0	62	31.1	6	—
Finance leases and instalment credit	89	19	9	21.3	47	10.1	—	—
Interest accrual	96	—	—	—	—	—	—	—
Latent	—	—	360	—	—	—	120	—
Total third-party	26,874	11,760	5,057	43.8	43	18.8	2,889	209
Amounts due from holding company and fellow subsidiaries	919	—	—	—	—	—	—	—
	27,793	11,760	5,057	42.3	43	18.2	2,889	209
of which:
UK	15,018	4,187	1,618	27.9	39	10.8	652	209
Europe	11,389	7,573	3,439	66.5	45	30.2	2,237	—
US	467	—	—	—	—	—	—	—
Total third-party	26,874	11,760	5,057	43.8	43	18.8	2,889	209
Amounts due from holding company and fellow subsidiaries	919	—	—	—	—	—	—	—
	27,793	11,760	5,057	42.3	43	18.2	2,889	209

2009
Non-Core
Central and local government	27	—	—	—	—	—	—	—
Finance - banks	42	—	—	—	—	—	—	—
- others	744	36	6	4.8	17	0.8	15	5
Residential mortgages	6,120	326	37	5.3	11	0.6	32	—
Personal lending	578	12	5	2.1	42	0.9	—	1
Property	16,691	6,385	1,296	38.3	20	7.8	1,170	35
Construction	2,247	995	271	44.3	27	12.1	258	116
Manufacturing	781	190	88	24.3	46	11.3	73	24
Service industries and business activities	4,479	959	403	21.4	42	9.0	275	60
Agriculture, forestry and fishing	433	43	24	9.9	56	5.5	2	1
Finance leases and instalment credit	211	20	11	9.5	55	5.2	—	—
Interest accruals	59	—	—	—	—	—	—	—
Latent	—	—	168	—	—	—	148	—
Total third-party	32,412	8,966	2,309	27.7	26	7.1	1,973	242
Amounts due from holding company and fellow subsidiaries	7,228	—	—	—	—	—	—	—
	39,640	8,966	2,309	22.6	26	5.8	1,973	242
of which:
UK	18,574	4,170	1,218	22.4	29	6.6	1,040	238
Europe	13,347	4,796	1,091	35.9	23	8.2	926	4
US	491	—	—	—	—	—	7	—
Total third-party	32,412	8,966	2,309	27.7	26	7.1	1,973	242
Amounts due from holding company and fellow subsidiaries	7,228	—	—	—	—	—	—	—
	39,640	8,966	2,309	22.6	26	5.8	1,973	242

Risk management: Credit risk continued
REIL, provisions and reserves continued
Risk elements in lending and potential problem loans by division
The tables below analyse the NatWest Group’s loans and advances to banks and customers (excluding reverse repos and disposal groups) and related REIL, PPL, provisions, impairments, amounts written-off and related ratios by division.

	NatWest Group
2010	Gross loans £m	REIL £m	PPL £m	REIL & PPL £m	Provisions £m	Provisions as % of REIL %	Provisions as % of REIL & PPL %	REIL & PPL as a % of gross loans %	Impairment charge £m	Amounts written-off £m
UK Retail	12,733	1,888	—	1,888	1,659	88	88	14.8	648	663
UK Corporate	44,472	2,130	78	2,208	927	44	42	5.0	431	154
Wealth	14,477	81	14	95	35	43	37	0.7	6	4
Global Transaction Services	5,896	73	—	73	74	101	101	1.2	5	11
Ulster Bank	39,766	3,619	2	3,621	1,633	45	45	9.1	1,161	48
Retail & Commercial	117,344	7,791	94	7,885	4,328	56	55	6.7	2,251	880
Global Banking & Markets	3,942	21	—	21	24	114	114	0.5	(1)	—
Other	(410)	—	—	—	—	—	—	—	—	—
Core	120,876	7,812	94	7,906	4,352	56	55	6.5	2,250	880
Non-Core	26,874	11,760	40	11,800	5,057	43	43	43.9	2,889	209
Total third-party	147,750	19,572	134	19,706	9,409	48	48	13.3	5,139	1,089
Amounts due from holding company and fellow subsidiaries	147,709	—	—	—	—	—	—	—	—	—
	295,459	19,572	134	19,706	9,409	48	48	6.7	5,139	1,089

2009
UK Retail	14,086	1,992	—	1,992	1,661	83	83	14.1	986	699
UK Corporate	44,804	1,177	54	1,231	606	51	49	2.7	485	182
Wealth	11,791	84	29	113	32	38	28	1.0	12	8
Global Transaction Services	4,792	80	—	80	79	99	99	1.7	6	5
Ulster Bank	42,325	2,260	2	2,262	962	43	43	5.3	649	34
Retail & Commercial	117,798	5,593	85	5,678	3,340	60	59	4.8	2,138	928
Global Banking & Markets	4,122	26	—	26	25	96	96	0.6	4	1
Other	(382)	—	—	—	—	—	—	—	—	—
Core	121,538	5,619	85	5,704	3,365	60	59	4.7	2,142	929
Non-Core	32,412	8,966	65	9,031	2,309	26	26	27.9	1,973	242
Total third-party	153,950	14,585	150	14,735	5,674	39	39	9.6	4,115	1,171
Amounts due from holding company and fellow subsidiaries	132,154	—	—	—	—	—	—	—	—	—
	286,104	14,585	150	14,735	5,674	39	39	5.2	4,115	1,171

Risk management: Credit risk continued
REIL, provisions and reserves continued

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

•
Collectively assessed provisions: provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period. It incorporates loss experience adjustments, where appropriate, in the light of current economic and credit conditions. These include review of current cash collections profile performance against historic trends, updates to metric inputs - including model recalibrations and monitoring of operational processes used in managing exposure - including the time taken to process non-performing exposures; and

•
Latent loss provisions: provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect:

- historical loss experience adjusted where appropriate, in the light of current economic and credit conditions; and

- the period (‘emergence period’) between an impairment event occurring and a loan being identified and reported as impaired.

•
Recoverable cash flows or proceeds are estimated using two parameters: loss given default (LGD) - this is the estimated loss amount, expressed as a percentage, that will be incurred if the borrower defaults; and the probability that the borrower will default (PD).

•
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

•
The Group's retail businesses segment their performing loan books into homogenous portfolios such as mortgages, credit cards or unsecured loans, to reflect their different credit characteristics. Latent provisions are computed by applying portfolio-level LGDs, PDs and emergence periods. The wholesale calculation is based on similar principles but there is no segmentation into portfolios: PDs and LGDs are calculated on an individual basis.

•
Once a loss event has occurred, a loan is assessed for an impairment provision. In the case of loans that are restructured due to the financial condition of the borrower, the loss event and consequent loan impairment provision assessment (based on management’s best estimate of the incurred loss) almost invariably take place prior to the restructuring. The quantum of the loan impairment provision may change once the terms of the restructuring are known resulting in an additional provision charge or a release of provision in the period in which the restructuring takes place.

Provisions and AFS reserves
The Group's consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements.

Provisions are assessed on a case by case basis by experienced specialists with input from professional valuers and accountants. The Group operates a transparent provisions governance framework, setting thresholds to trigger enhanced oversight and challenge. Analysis of provisions is set out on pages 87 to 88.

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in owner’s equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss.  When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment.

Risk management: Credit risk continued
REIL, provisions and reserves continued
Movement in loan impairment provisions
The movement in provisions balance by division is shown in the table below.

	NatWest Group
	UK Retail	UK Corporate	Wealth	GTS (1)	Ulster	Total R&C (2)	GBM (3)	Total Core	Non-Core	Group
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,661	606	32	79	962	3,340	25	3,365	2,309	5,674
Intra-group transfers	—	—	—	—	(351)	(351)	—	(351)	351	—
Currency translation and other adjustments	—	60	2	1	(22)	41	—	41	(93)	(52)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(3)	(3)
Amounts written-off	(663)	(154)	(4)	(11)	(48)	(880)	—	(880)	(209)	(1,089)
Recoveries of amounts previously written-off	46	3	—	—	1	50	—	50	1	51
Charged to the income statement	648	431	6	5	1,161	2,251	(1)	2,250	2,889	5,139
Unwind of discount	(33)	(19)	(1)	—	(70)	(123)	—	(123)	(188)	(311)
At 31 December	1,659	927	35	74	1,633	4,328	24	4,352	5,057	9,409

Individually assessed
- banks	—	—	2	7	—	9	—	9	—	9
- customers	—	263	29	56	502	850	18	868	4,379	5,247
Collectively assessed	1,547	412	—	10	733	2,702	—	2,702	318	3,020
Latent	112	252	4	1	398	767	6	773	360	1,133
	1,659	927	35	74	1,633	4,328	24	4,352	5,057	9,409

2009
At 1 January	1,377	310	29	19	491	2,226	23	2,249	677	2,926
Currency translation and other adjustments	2	4	—	58	(109)	(45)	(3)	(48)	50	2
Amounts written-off	(699)	(182)	(8)	(5)	(34)	(928)	(1)	(929)	(242)	(1,171)
Recoveries of amounts previously written-off	41	3	—	1	1	46	2	48	—	48
Charged to the income statement	986	485	12	6	649	2,138	4	2,142	1,973	4,115
Unwind of discount	(46)	(14)	(1)	—	(36)	(97)	—	(97)	(149)	(246)
At 31 December	1,661	606	32	79	962	3,340	25	3,365	2,309	5,674

Individually assessed
- banks	—	—	2	7	—	9	—	9	—	9
- customers	—	38	26	59	280	403	19	422	1,767	2,189
Collectively assessed	1,542	276	—	12	412	2,242	—	2,242	374	2,616
Latent	119	292	4	1	270	686	6	692	168	860
	1,661	606	32	79	962	3,340	25	3,365	2,309	5,674

Notes:
(1)	Global Transaction Services.
(2)	Retail & Commercial.
(3)	Global Banking & Markets.

Risk management: Credit risk continued
REIL, provisions and reserves continued

Analysis of loan impairment charge
The following table shows total impairment losses charged to the income statement.
	NatWest Group
	2010 £m	2009 £m	2008 £m

New impairment losses	5,195	4,187	1,424
Less: recoveries of amounts previously written off	(51)	(48)	(62)
Charge to income statement	5,144	4,139	1,362

The following table analyses impairment losses.
	NatWest Group
	2010 £m	2009 £m	2008 £m

Latent loss	277	588	22
Collectively assessed	1,345	1,605	899
Individually assessed	3,517	1,915	430
Loans to customers	5,139	4,108	1,351
Loans to banks	—	7	—
Securities	5	24	11
Charge to income statement	5,144	4,139	1,362

Charge relating to customer loans as a % of gross customer loans (1)	3.7%	2.8%	1.2%

Note:
(1)	Gross of provisions, including gross loans relating to disposal groups and excluding reverse repurchase agreements and intercompany loans.

	NatWest Group
	2010			2009			2008
	Core	Non-Core	Group	Core	Non-Core	Group	Group
	£m	£m	£m	£m	£m	£m	£m
Loan impairment losses
- customers	2,250	2,889	5,139	2,135	1,973	4,108	1,351
- banks	—	—	—	7	—	7	—
	2,250	2,889	5,139	2,142	1,973	4,115	1,351

Impairment losses on securities
- debt securities	1	—	1	—	—	—	—
- equity securities	1	3	4	1	23	24	11
	2	3	5	1	23	24	11

Charge to income statement	2,252	2,892	5,144	2,143	1,996	4,139	1,362

Market risk
All the disclosures in this section (pages 89 to 91) are audited.

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The RBS Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, position and sensitivity analyses.

The majority of market risk exposure is in GBM and Non-Core. The Group is also exposed to market risk through interest rate risk on its non-trading activities. There are additional non-trading market risks in the Retail and Commercial businesses of the Group, principally interest rate risk and foreign exchange risk. These aspects are discussed in more detail in Balance sheet management - Interest rate risk on page 54 and structural foreign currency exposures on page 55.

Organisation and structure
The RBS Group Executive Risk Forum approves market risk appetite for trading and non-trading activities. The RBS Group Global Head of Market & Insurance Risk is responsible for the Group Market Risk Control Framework and under delegated authority from the Executive Risk Forum, sets a limit framework within the context of the approved market risk appetite, which is cascaded down through legal entity, division, business and desk level market risk limits.

A daily report summarises the RBS Group’s market risk exposures against agreed limits. This daily report is sent to the Head of Restructuring & Risk, Global Head of Market & Insurance Risk, business Chief Risk Officers and appropriate business Risk Managers.

The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Oversight and support is provided to the business by the Global Head of Market & Insurance Risk, assisted by the RBS Group and business Market Risk teams. The Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across the RBS Group, including risk appetite, limits and utilisation. The Committee meets monthly and is chaired by the Global Head of Market Risk & Insurance Risk. Attendees include respective business Risk Managers and Group Market Risk.

Risk measurement and control
At the RBS Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the RBS Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group’s VaR model is based on a historical simulation model, utilising data from the previous two years.

The VaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, equity and limited commodity products and specific risk in interest rate and equity products.

As the VaR model is an important market risk measurement and control tool and is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss (as defined by the FSA), exceeds the corresponding daily VaR estimate, measured at a 99% confidence interval. The FSA categorises a VaR model as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For the Group’s trading book, a green model status was maintained throughout 2010.

The RBS Group’s VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical Simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the 500 trading day time series. Therefore, events that are more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•	The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

A risk not in VaR framework has been developed to quantify those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model, various non-VaR controls (for example, position monitoring, sensitivity limits, triggers or stress limits) are in place.

The RBS Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of the RBS Group’s trading portfolios. The RBS Group calculates historical stress tests and hypothetical stress tests.

Historical stress tests calculate the loss that would be generated if the market movements that occurred during historical market events were repeated. Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

Risk management: Market risk continued
Risk measurement and control continued
The Global Market Risk Stress Testing Committee reviews and discusses all matters relating to Market Risk Stress Testing. Stress test exposures are discussed with senior management and relevant information is reported to the RBS Group Risk Committee, Executive Risk Forum and the Board. Breaches in the Group’s market risk stress testing limits are monitored and reported.

In addition to VaR and stress testing, the RBS Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Model validation governance
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are all subject to independent review and sign-off. Models are assessed by the Group Model Product Review Committee (GMPRC) as having either immaterial or material model risk (valuation uncertainty arising from choice of modelling assumptions), the assessment being made on the basis of expert judgement. Those models assessed as having material model risk are prioritised for independent quantitative review. Independent quantitative review aims to quantify model risk (i.e., the impact of missing risk factors in the front office model or the possibility that we may be mismarking these products relative to other market participants who may be using an alternative model) by comparing model outputs against alternative independently developed models. The results of the independent quantitative review are used by Market Risk to inform risk limits and by Finance to inform reserves.  Governance over this process is provided by GMPRC, a forum which brings together Front Office Quantitative Analysts, Market Risk, Finance and Quantitative Research Centre (QuaRC), Group Risk’s independent quantitative model review function.

Risk (market risk, incremental default risk, counterparty credit risk) models are developed both within business units and by Group functions.  Risk models are also subject to independent review and sign-off.  Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back testing results, risks not included in the VaR framework and other model performance statistics.

As part of the ongoing review and analysis of the suitability of the VaR model, a methodology enhancement to the ABS VaR was approved and incorporated into the regulatory model in 2010. The credit crisis in 2007-2009 caused large price changes for some structured bonds and the spread based approach to calculating VaR for these instruments started to give inaccurate risk levels, particularly for bonds trading at a significant discount to par. The methodology enhancement harmonised the VaR approach in the US and Europe by replacing the absolute spread-based approach with a more reliable and granular relative price-based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintage as well as improving differentiation between prime, Alt-A and sub-prime exposures.

The VaR disclosure is broken down into trading and non-trading portfolios. Trading VaR relates to the main trading activities of the Group and non-trading reflects the risk associated with reclassified assets, money market business and the management of internal funds flow within the Group’s businesses.

Traded portfolios
The primary focus of the RBS Group’s trading activities is to provide an extensive range of debt and equity financing, risk management and investment services to its customers, including major corporations and financial institutions around the world. The RBS Group undertakes these activities organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets and portfolio management & origination.

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

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 guidance which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs. When marking to market using a model, the valuation methodologies are reviewed and approved by the market risk function. Group Risk provides an independent evaluation of the model for transactions deemed by the Group Model Product Review Committee (GMPRC) to be large, complex and/or innovative. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

Risk management: Market risk continued
Risk measurement and control continued
The table below analyses the VaR for the NatWest Group’s trading portfolios segregated by type of market risk exposure.

	2010				2009
Trading VaR	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	20.7	21.6	31.5	12.6	17.6	15.8	25.3	9.8
Credit spread	79.0	50.8	110.8	46.8	47.4	73.4	76.5	12.2
Currency	0.4	0.3	2.5	0.1	0.8	—	9.7	0.1
Equity	1.8	1.4	10.1	0.1	0.5	2.1	2.9	—
Commodity	0.1	0.1	0.6	—	—	—	0.4	—
Diversification		(21.2)				(19.2)
	80.6	53.0	120.2	50.0	49.7	72.1	79.7	24.4

Key point
●
The Group’s period end VaR reduced as the exceptional volatility of the market data from the period of the financial crisis dropped out of the 500 days of time series data used in the VaR calculation. The credit spread VaR was particularly impacted as a result of this effect.

Non-traded portfolios
The table below analyses the risk for NatWest Group’s non-trading portfolios

In order to better represent the risk of the non-traded portfolios, the table below analyses the VaR for the non-trading portfolios but excludes the loans and receivables (LAR) products that are managed within the credit risk management framework. The 2009 and 2010 VaR data below is shown on this basis, however, the VaR data for the 2008 period could not be recalculated excluding the LAR portfolios mentioned above due to data and system constraints.

	2010				2009
Non-trading VaR	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	2.0	1.1	5.1	0.8	2.5	2.5	5.2	1.0
Credit spread	0.5	0.4	0.6	0.3	1.0	0.6	2.6	—
Currency	—	—	0.2	—	—	—	0.1	—
Diversification		(0.3)				(0.7)
	2.1	1.2	5.2	0.9	3.0	2.4	5.2	1.6

Risk management continued

All the disclosures in the following sections (pages 92 to 95) are unaudited and are marked with an asterisk (*).

Operational risk*
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Operational risk is an integral and unavoidable part of the RBS Group’s business as it is inherent in the processes it operates in to provide services to customers and generate profit for shareholders. An objective of operational risk management is not to remove operational risk altogether, but to manage the risk to an acceptable level, taking into account the cost of minimising the risk as against the resultant reduction in exposure.  Strategies to manage operational risk include avoidance, transfer, acceptance and mitigation by controls.

Group Policy Framework (GPF)
The GPF supports a consistent approach to how we do business and helps everyone understand their individual and collective responsibilities. It is a core component of the RBS Group’s Risk Appetite Framework; it supports the risk appetite setting process, and also underpins the control environment.

Work to design, implement and embed an enhanced GPF has continued throughout 2010 and will extend into 2011. The RBS Group’s plans for ongoing development of GPF will support increased consistency in risk appetite setting across all risk types faced by the RBS Group, including alignment to the RBS Group’s strategic business and risk objectives. The RBS Group will use relevant external reference points such as peers and rating agencies to challenge and verify the content of the Policy Standards making up GPF.

Appropriate and effectively implemented Policy Standards are a fundamental component of GPF and support attainment and maintenance of an ‘upper quartile’ control framework as compared against the RBS Group’s relevant peer set.

The GPF requires consideration and agreement through RBS Group governance of the level of risk appetite we have and how this is justifiable in the context of our strategic objectives.

There will be ongoing reassessment of risks, risk appetite and controls within the GPF and where appropriate, potential issues will be identified and addressed to ensure the RBS Group moves in line with the set objectives and remains constantly aligned with the ‘upper quartile’ objective and market practice at all times.

Through the three lines of defence model the RBS Group obtains assurance that the standards in the GPF are being adhered to. GPF defines requirements for testing and gathering evidence which demonstrates that each division and function is appropriately controlled.

GPF is owned and managed by the RBS Group’s operational risk function and relies upon the operational risk framework for effective implementation and ongoing maintenance.

Three lines of defence model
To ensure appropriate responsibility is allocated for the management, reporting and escalation of operational risk, the RBS Group operates a three lines of defence model which outlines principles for the roles, responsibilities and accountabilities for operational risk management.

1st line of defence The business	2nd line of defence Operational risk	3rd line of defence Group Internal Audit
Accountable for the ownership and day-to-day management and control of operational risk.

Responsible for implementing processes in compliance with RBS Group policies.

Responsible for testing key controls and monitoring compliance with RBS Group policies.

Responsible for the implementation and maintenance of the operational risk framework, tools and methodologies.

Responsible for oversight and challenge on the adequacy of the risk and control processes operating in the business.
Responsible for providing independent assurance on the design, adequacy and effectiveness of the RBS Group’s system of internal controls.

The RBS Group’s Operational Risk Policy Standards (ORPS) are incorporated in the GPF. They provide the direction for delivering effective operational risk management and are designed to enable the consistent identification, assessment, management, monitoring and reporting of operational risk across the RBS Group.

*unaudited

Risk management: Operational risk* continued
The three lines of defence model and the ORPS apply throughout the RBS Group and are implemented taking into account the nature and scale of the underlying business. The following key operational risk management techniques are included in the ORPS;

•	Risk and control assessments: business units identify and assess operational risks to ensure that they are effectively managed, prioritised, documented and aligned to risk appetite;

•
Scenario analysis:  scenarios for operational risk are used to assess the possible impact of extreme but plausible operational risk loss events. Scenario assessments provide a forward looking basis for managing exposures that are beyond the RBS Group’s risk appetite;

•
Loss data management:  each business unit’s internal loss data management process captures all operational risk loss events above certain minimum thresholds. The data is used to enhance the adequacy and effectiveness of controls, identify opportunities to prevent or reduce the impact of recurrence, identify emerging themes, enable formal loss event reporting and inform risk and control assessments and scenario analysis. Escalation of individual events to senior management is determined by the seriousness of the event. Operational loss events are categorised under the following headings:

  - clients, products and business practices;
  - technology and infrastructure failures;
  - employment practices and workplace safety;
  - internal fraud;
  - external fraud;
  - execution, delivery and process management;
  - malicious damage; and
  - disaster and public safety.

•
New product approval process:  this process ensures that all new products or significant variations to existing products are subject to a comprehensive risk assessment. Products are evaluated and approved by specialist areas and are subject to executive approval prior to launch; and

•
Self certification process:  this requires management to monitor and report regularly on the internal control framework for which they are responsible, confirming its adequacy and effectiveness. This includes certifying compliance with the requirements of RBS Group policies.

Each business unit must manage its operational risk exposure within an acceptable level, testing the adequacy and effectiveness of controls and other risk mitigants (for example, insurance) regularly and documenting the results. Where unacceptable control weaknesses are identified, action plans must be produced and tracked to completion. The RBS Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements. Insurance is used as a risk mitigation tool in controlling the RBS Group’s exposures providing protection against financial loss once a risk has crystallised.

Operational risk metrics
Reporting forms an integral part of operational risk management. The RBS Group’s risk management processes are designed to ensure that issues are identified, escalated and managed on a timely basis. Exposures for each division are reported through monthly risk and control reports, which provide details on the risk exposures and action plans. Events that have a material, actual or potential impact on the RBS Group’s finances, reputation or customers are escalated and reported to divisional and RBS Group executives.

A high proportion of the RBS Group’s operational risk events have a low financial cost associated with them and a very small proportion of operational risk events have a material impact.

Fraud prevention
Fraud remains a big challenge to the RBS Group, and the rest of the financial services industry. The RBS Group continues to respond to this threat, continually investing in people and processes for both detective and preventative measures, especially in relation to the impact of organised crime against the RBS Group. The RBS Group's key strategic programmes continue to focus on solutions for payment fraud, ATM security, identification of counterfeit documentation and online banking protection for the RBS Group’s customers. The RBS Group’s investments have resulted in multi-million pound savings and, through close working ties with law enforcement agencies, handing down of significant custodial sentences.

Physical security
The RBS Group continues to implement strong security measures to ensure the safety of staff, the Group’s customers and businesses from physical harm. Against an ever changing threat environment, these measures are kept under constant review and adapted accordingly. The past year has seen protests groups continue to target the RBS Group (most notably Climate Camp in August 2010); robust processes are in place to ensure the safety of customers and staff during these demonstrations. The RBS Group also continues to mitigate against the threat posed by international related terrorism.

*unaudited

Risk management: Operational risk* continued
Information security
The RBS Group is committed to protecting customer, employee and RBS Group information with regard to the loss of confidentiality, integrity and availability. This extends to all physical and electronic information. All employees and related third parties of the RBS Group are responsible for the protection of RBS Group assets, systems and information. All customer information is treated as confidential and appropriate security is applied to protect the information. Additionally, the RBS Group’s information security policy is reviewed regularly and includes processes for managing and monitoring compliance with the policy. The same standards apply to information controlled by the RBS Group or managed by authorised third parties.

The RBS Group continues to invest in programmes to enhance and maintain information security controls and systems. For example, during 2010 the RBS Group have risk assessed the externally facing websites and penetration tested those websites that contain confidential, high-risk RBS Group data and established an assurance team to implement an ongoing programme of third party reviews.

Business continuity
The need to ensure the continuity of business across the RBS Group and the management of crisis situations is a key activity within the risk function. Key risks and threats that the RBS Group is consistently monitoring from a business continuity perspective include pandemics, terrorism, environmental impacts and technology disruptions. Business continuity plans are in place to ensure that the RBS Group can continue key products, services, and operations. A consistent crisis management framework has been developed that includes a six step methodology and allows incidents to be managed and resolved through skilled global teams.

All business continuity plans, related activities and systems are tested annually. The plan data is validated every 6 months and where the impact on business is high, the validation frequency is increased to every 3 months.

Regulatory risk*
Regulatory risk arises from the non-adherence to international and national rules and regulations. The RBS Group manages regulatory risk through a regulatory risk and compliance framework that seeks to ensure the RBS Group is in compliance with all banking, securities, insurance and anti-money laundering regulations defined by more than 120 different regulatory bodies and central banks across the world. This framework comprises global regulatory risk policies, tracking of regulatory developments, training and awareness, assurance and monitoring and regulatory relationship management.

Global regulatory risk policies
Within the Group Policy Framework (GPF), regulatory risk and compliance policies define minimum standards for all businesses to adhere to on a global basis. These policies are primarily driven by the rules and regulations set by the FSA as the RBS Group’s lead regulator. These global minimum standards are supplemented by division specific policies where appropriate (product specific or local market specific requirements).

Regulatory developments
Regulatory environments are constantly evolving and it is critical that the RBS Group both understands early on the drivers for this change and be able to assess the potential impact of prospective rules and regulations on the different businesses. The regulatory developments tracker seeks to identify, track and monitor all such material changes and ensure that an appointed senior executive is responsible for assessing the potential impacts on the RBS Group’s business. Such activity supports both effective engagement in the regulatory consultation process, and planning for the introduction of new or changed rules and regulations.

During the last 12 months the RBS Group has experienced unprecedented levels of prospective rules and regulations particularly in the area of prudential regulation (capital, liquidity, governance and risk management), and to the treatment of systemically important entities, in particular through initiatives on recovery and resolution plans (‘living wills’).

Training and awareness
Maintaining compliance with existing rules and regulations requires a continued investment in professional training and maintaining risk awareness. The RBS Group undertakes extensive training both with RBS Group wide learning initiatives (e.g. anti money laundering) as well as divisional or product specific training. To support the professional development of the RBS Group’s regulatory risk staff the RBS Group has a comprehensive progressive training programme that is deployed on a global basis.

Assurance and monitoring
Assurance and monitoring activities are key to ensuring that the RBS Group can demonstrate ongoing compliance with existing rules and regulations. Such activities are conducted in both the first line and second line of defence. Work to design, implement and embed enhanced monitoring tools was undertaken in 2010 and will continue into 2011.

Regulatory relationship management
The RBS Group is committed to working with its regulators in an open and constructive way as it deals with both the evolution of regulatory frameworks as well as the ongoing compliance to existing rules and regulations. The regulatory relationship management tool is used to track, record, monitor and report on all material regulatory engagement to ensure that activities remain co-ordinated across the RBS Group.

*unaudited

Reputation risk*
Reputation risk is defined as the potential loss in reputation that could lead to negative publicity, loss of revenue, costly litigation, a decline in the customer base or the exit of key Group employees.

Reputation risk can arise from actions taken by the RBS Group or a failure to take action, such as failing to assess the environmental, social or ethical impacts of clients or projects that the RBS Group has provided products or services to.

The RBS Group seeks to safeguard it’s reputation by considering the impact on the value of its franchise from how it conducts business, its choice of customers and the way stakeholders view the RBS Group. Managing the RBS Group’s reputation is the joint responsibility of all employees, and reputational considerations should, as part of standard practice, be integrated into the RBS Group’s day-to-day decision making structures. Currently the RBS Group manages reputational risk through a number of functions, such as divisions, RBS Group Communications, RBS Group Sustainability and an Environmental, Social and Ethical (ESE) risk management function. The latter function is responsible for assessing ESE risks associated with business engagements and business divisions.

The Board has ultimate responsibility for managing any impact on the reputation of the RBS Group arising from its operations. The RBS Group Sustainability Committee (established at the beginning of 2010) sets the overall strategy and approach for the management of RBS Group sustainability, however all parts of the RBS Group take responsibility for reputation management.

The risk is viewed as material given the central nature of the RBS Group’s market reputation in the strategic risk objectives.

Pension risk*
The Group is exposed to risk from its defined benefit pension schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in legislation. The Group is exposed to the risk that the market value of the schemes’ assets, together with future returns and any additional future contributions could be considered insufficient to meet the liabilities as they fall due. In such circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes.

The RBS Group Pension Fund (“Main scheme”) is the largest of the schemes and the main source of pension risk. The Main scheme operates under a trust deed under which the corporate trustee, RBS Pension Trustees Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc and the trustee board comprises six directors selected by the RBS Group and four directors nominated by members.

The trustee is solely responsible for the investment of the schemes assets which are held separately from the assets of the Group. The Group and the trustee must agree on the investment principles and the funding plan.

In October 2006, the Main scheme was closed to new employees. In November 2009, the RBS Group confirmed that it was making changes to the Main scheme and a number of other defined benefit schemes including the introduction of a limit of 2% per annum (or Consumer Price Indices (CPI) inflation, if lower) to the amount of any salary increase that will count for pensionable purposes.

Risk appetite and investment policy are agreed by the trustee with quantitative and qualitative input from the scheme actuaries and investment advisers. The trustee also consults with the RBS Group to obtain its view on the appropriate level of risk within the pension fund.

The RBS Group maintains an independent review of risk within its pension funds. The Group Risk Committee now monitors pension obligation risk on an ongoing basis with a monthly report illustrating the funding positions and key sensitivities of the RBS Group’s pension schemes. Additionally, as part of the Internal Capital Adequacy Assessment Process (ICAAP) process, the change in asset and liability values is modelled over a twelve-month time horizon under a stressed scenario.

The funding valuation of the Main scheme at 31 March 2010 is currently in progress. Further details are given in Note 4 on the accounts.

The Main scheme, which represents 93% of plan assets at 31 December 2010, is invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, and other assets including property and hedge funds. The trustee has taken measures to partially mitigate inflation and interest rate risks both by investment in suitable physical assets and by entering into inflation and interest rate swaps. The Main scheme has an additional exposure to rewarded risk by investing in equity futures.

The table below shows the impact on the Main schemes assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) of changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements.

	Change in value of assets £m	Change in value of liabilities £m	Decrease/ (increase) in net pension obligations £m
As at 31 December 2010
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads	422	193	229
Fall in real swap yields of 0.25% at all durations with no change in credit spreads	355	799	(444)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	98	1,005	(907)
Fall in equity values of 10%	(1,083)	—	(1,083)

*unaudited

LIQUIDITY AND CAPITAL RESOURCES

In the management of capital resources, NatWest Group is governed by RBS Group’s policy which is to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority (FSA). The FSA uses risk asset ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a tier 1 component of not less than 4%.

At 31 December 2010, NatWest Group's total RAR was 13.2% and the Tier 1 RAR was 10.7%.

	2010	2009	2008
	£m	£m	£m
Capital base
Tier 1 capital	14,071	12,926	11,988
Tier 2 capital	3,616	4,514	5,475
	17,687	17,440	17,463
Less: investments in insurance subsidiaries, associated undertakings and other supervisory deductions	(293)	(291)	(290)
Total capital	17,394	17,149	17,173
Risk-weighted assets
Credit risk	105,300	108,300	97,900
Counterparty risk	3,100	2,600	2,600
Market risk	8,400	3,100	3,300
Operational risk	14,500	14,200	15,000
	131,300	128,200	118,800

Risk asset ratios	%	%	%
Core Tier 1	9.5	8.7	8.7
Tier 1	10.7	10.1	10.1
Total	13.2	13.4	14.5

For further details about NatWest Group’s liquidity and capital resources, please see pages 44 to 53.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The Bank has omitted portions of this item on the basis of General Instruction I(2)(c) to Form 10-K, as applied to reports on Form 20-F.

Board Practices
The Bank is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Under the US Sarbanes-Oxley Act of 2002 (the “Act”), specific standards of corporate governance and business and financial disclosures apply to companies with securities registered in the US. The Bank complies with all applicable sections of the Act.

Board of directors
The Board is the main decision-making forum for the Bank. It has overall responsibility for management of the business and affairs of the Group, the establishment of Group strategy and the allocation and raising of capital, and is accountable to shareholders for financial and operational performance. The Board considers strategic issues and ensures the Group manages risk effectively through approving and monitoring the Group’s risk appetite, considering Group stress scenarios and agreed mitigants and identifying longer term strategic threats to the Group’s business operations. The Board has a formal schedule of matters detailing key aspects of the Bank’s affairs reserved to it for its decision. This schedule is reviewed bi-annually.

The roles of Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all executive and non-executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and the Group Finance Director.

Board Committees
In order to provide effective oversight and leadership, the RBS Group Board has established a number of Board Committees with particular responsibilities in respect of the RBS Group, the Royal Bank and NatWest. The Committee chairmanship and membership are reviewed on a regular basis.

The Audit Committee
The Audit Committee is comprised of at least three independent non-executive directors. The Audit Committee held seven scheduled meetings in 2010.
It is responsible for assisting the Board in discharging its responsibilities in relation to the disclosure of the financial affairs of the Group.

The Audit Committee’s primary responsibilities are to:

•
assist the Group, The Royal Bank of Scotland plc and National Westminster Bank Plc Boards in discharging their responsibilities and in making all relevant disclosures in relation to the financial affairs of the Group;

•	review accounting policies, financial reporting and regulatory compliance practices;

•	review the Group's system and standards of internal control; and

•	monitor the Group's processes for internal audit and external audit.

A total of seven meetings of the Audit Committee were held in 2010, including meetings held immediately prior to the submission of the interim and annual financial statements to the Boards and the quarterly Interim Management Statements. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and Finance and Risk management executives. Other executives, subject matter experts and external advisers are also invited to attend the Audit Committee, as required, to present and advise on reports commissioned by the Committee. At least twice per annum the Audit Committee meets privately with the external auditors.

The Audit Committee’s annual programme of visits to the Group's business divisions and control functions continued in 2010, and these are now also attended by the Board Risk Committee. The object of the programme is to allow the Audit Committee and the Board Risk Committee to gain a better understanding of the Group and an invitation to attend is extended to all non-executive directors. The programme of future visits is considered annually. The Audit Committee and the Board Risk Committee undertook six visits in 2010. These were to the Global Banking & Markets business; the Non-Core Division, Global Restructuring Group and the Asset Protection Scheme; Major Change Projects ongoing in the Group; the US Asset-backed Securities business; Risk Management and the Global Banking & Markets, Global Transaction Services and Private Banking businesses in Asia.

During 2010, the work of the Audit Committee focused on a number of key areas, including:

•	accounting, financial reporting and regulatory compliance;

•	impairments and fair values;

•	standards of internal control, including the work of the internal and external auditors;

•	provisioning and credit exposures;

•	general insurance reserves; and

•	the work and role of Divisional Risk and Audit Committees in so far as they relate to the work of the Committee.

The Audit Committee received regular updates on accounting issues and developments from both the Group Chief Accountant and from the external auditors, who presented for approval to the Committee their audit plan, their audit fee proposal and engagement letter, as well as confirmation of their independence and a comprehensive report of all non-audit fees.

In addition the external auditors provided the Audit Committee with reports summarising their main observations and conclusions arising from their year end audit, their half year review and their work in connection with the first and third quarters, inter alia, inclusive of their comments on the issues set out below; and their recommendations for enhancements to the Group’s reporting and controls.

The Audit Committee focused on a number of salient judgments and reporting issues in the preparation of the 2010 accounts, including:

•	valuation methodologies and assumptions for financial instruments carried at fair value including the Group's credit market exposures and the disclosures provided;

•	actuarial assumptions for the Group Pension Fund;

•	impairment losses in the Group's portfolio of loans and advances and available-for-sale securities;

•	impairment of goodwill and other purchased intangible assets;

•	the Group’s tax position, including the treatment of deferred tax assets; and

•	compliance with the requirements of the Sarbanes-Oxley Act 2002.

In its consideration of each of these issues, the aims of the Audit Committee have been to:

•	understand and challenge the valuation and other accounting judgments made by management;

•	review the conclusions of the external auditors and, where applicable, other experts and to understand how they came to their conclusions; and

•	satisfy itself that the disclosures in the financial statements about these estimates and valuations are transparent and appropriate.

The Audit Committee was regularly advised of whistleblowing events which occurred within the Group; of complaints raised with members of the Group’s executive team; of significant internal investigations undertaken within the Group; and of internal regulatory reviews and investigations.

Group Internal Audit’s role is to continuously assess how operating risks are being managed and controlled throughout the Group and report regularly to the Group Executive and Audit Committee on the results of these assessments; and to influence the continuous development of the risk management and control process through sharing best practice.

The Audit Committee oversees the work of Group Internal Audit, and receives a quarterly report from the Head of Group Internal Audit. This report rates the quality of the control environment of all the Group’s divisions and of management’s level of awareness on these matters. Group Internal Audit report to the Committee on areas where improvements are required to the control environment. The Audit Committee actively monitors these reports and ensures relevant matters raised are dealt with in a timely and appropriate manner. These reports offer the Audit Committee oversight of Group Internal Audit’s work, and allow the Audit Committee to monitor the level of internal control within the Group.

The Audit Committee oversees the Group’s compliance with the rules of the APS, and reviews regular progress reports from RBS Risk Management.

Relevant management also presented on a number of specific reporting, compliance and internal control matters.

As far as it can determine, the Audit Committee received all the information and material it required to allow it to meet its obligations in respect of the 2010 financial statements.

The Board Risk Committee
The Board Risk Committee is comprised of at least three independent non-executive directors. The Board Risk Committee held six scheduled meetings and three additional meetings in 2010. The Board Risk Committee is responsible for providing oversight and advice to the Board in relation to current and potential future risk exposures of the Group and future risk strategy, including determination of risk appetite and tolerance.

The Remuneration Committee
The Remuneration Committee is comprised of at least three independent non-executive directors. The Remuneration Committee held nine scheduled meetings and six additional meetings in 2010. It is responsible for the overview of the Group’s remuneration policy and remuneration governance framework, ensuring that remuneration arrangements are consistent with and promote effective risk management. The committee also makes recommendations to the Board in respect of remuneration arrangements for executive directors.

The Nominations Committee
All non-executive directors are members of the Nominations Committee which is chaired by the Chairman of the Group. The Group Chief Executive is invited to attend meetings. The Nominations Committee holds at least two scheduled meetings per year, and also meets on an ad hoc basis as required.

The Nominations Committee is responsible for:

•	assisting the Board in the formal selection and appointment of directors having regard to the overall balance of skills, knowledge, experience and diversity on the Board;

•	reviewing the structure, size and composition of the Board and making recommendations to the Board on any appropriate changes;

•	reviewing membership and Chairmanship of Group Board Committees; and

•
considering succession planning for the Chairman, Group Chief Executive and non-executive directors, taking into account the skills and expertise which will be needed on the Board in the future. No director is involved in decisions regarding his or her own succession.

The Nominations Committee engages with external consultants, considers potential candidates and recommends appointments of new directors to the
Board.

Group Sustainability Committee
The Group Sustainability Committee (GSC) was established in 2009 and is chaired by the Senior Independent Director. The GSC is responsible for reviewing the Group’s overall sustainability strategy, values and policies and aligning the Group’s approach to social, environmental and ethical issues. All key business areas are represented on the GSC and it is attended by the Group Chairman.

The Executive Committee
The Executive Committee provides executive input to the Group Board, and monitors and reports to the Group Board on all operational and day to day activities in relation to the Group’s businesses. It is responsible for managing Group wide issues and those operational issues material to the broader Group.

The Management Committee
The Management Committee comprising the Group’s major business and functional leaders, meets three to four times annually as a vehicle for strategy and business performance review.

EMPLOYEES
Details of employee numbers are shown in note 3 on page 134 within Item 18 'Consolidated Financial Statements'.

SHARE OWNERSHIP
The Bank is a wholly-owned direct subsidiary of The Royal Bank of Scotland plc, which in turn is a wholly-owned direct subsidiary of The Royal
Bank of Scotland Group plc. No director had an interest in NatWest Group’s preference shares or loan notes during the year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The Bank has omitted this item on the basis of General Instruction I(2)(c) to Form 10-K, as applied to reports on Form 20-F.

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

Other than as set out in Note 30 on the financial statements, so far as NatWest Group is aware, neither the Bank nor any member of the RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on the Group’s financial position or profitability.

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

On 8 April 1997, the Bank issued 12,000,000 Series C ("Series C American Depository Shares (‘ADSs’)") representing 12,000,000 non-cumulative dollar preference shares, Series C in connection with a public offering in the United States, of which 9,829,195 shares were in issue as at 31 December 2010.

Each of the ADSs represents the right to receive one corresponding preference share, is evidenced by an American Depository Receipt ("ADR") and is listed on the New York Stock Exchange ("NYSE") under the ticker symbol “NWPRC”.

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

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:

		Series C
Figures in US$		ADSs
By month
March 2011	High	24.17
	Low	23.74
February 2011	High	24.07
	Low	22.68
January 2011	High	22.91
	Low	21.80
December 2010	High	23.00
	Low	21.45
November 2010	High	24.05
	Low	22.00
October 2010	High	24.10
	Low	23.63

By quarter
2011: First quarter	High	24.17
	Low	21.80
2010: Fourth quarter	High	24.10
	Low	21.45
2010: Third quarter	High	24.08
	Low	18.64
2010: Second quarter	High	21.36
	Low	18.51
2010: First quarter	High	21.43
	Low	17.60
2009: Fourth quarter	High	17.78
	Low	13.25
2009: Third quarter	High	17.67
	Low	11.80
2009: Second quarter	High	14.79
	Low	7.15
2009: First quarter	High	14.00
	Low	3.26

By year
2010	High	24.10
	Low	17.60
2009	High	17.78
	Low	3.26
2008	High	25.75
	Low	5.57
2007	High	25.95
	Low	24.51
2006	High	26.13
	Low	25.20

MARKETS

The Series C non-cumulative dollar preference shares and ADSs are listed on the New York Stock Exchange.

ITEM 10. ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following information is a summary of certain terms of the Bank's Memorandum of Association (the "Memorandum") and Articles of Association (the "Articles") as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. The current Articles were adopted on 28 April 2010.

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

Purpose and objects

The 2006 Act significantly reduces the constitutional significance of a company’s memorandum and provides that a Memorandum will record only the names of the subscribers and the number of shares each subscriber has agreed to take in the company. The 2006 Act further states that, unless a company’s Articles provide otherwise, a company’s objects are unrestricted and abolishes the need for companies to have objects clauses. The Bank removed its objects clause together with all other provisions of its Memorandum which by virtue of the 2006 Act were treated as forming part of the Bank’s Articles. The Articles contain an express statement regarding the limited liability of the shareholders.

Directors

At each annual general meeting of the Bank, any Director appointed since the last annual general meeting and any Directors who were not appointed at one of the preceeding two annual general meetings shall retire from office and may offer themselves for re-election by the members. Directors may be appointed by the company by ordinary resolution or by the Board. A director appointed by the Board holds office only until the next annual general meeting, whereupon he will be eligible for re-election. Unless and until otherwise determined by ordinary resolution, the directors (other than alternate directors) shall be not more than twenty five. There is no stipulation in the Articles regarding a minimum number of directors; under the 2006 Act, and in the absence of express provision, the minimum number is two.

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

(iv) any proposal concerning any other body corporate in which he is interested, directly or indirectly, whether as an officer or shareholder or otherwise, provided that he is not the holder of shares representing 1% or more of any class of equity share capital of such body corporate;

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

Under the 2006 Act, a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. The 2006 Act allows directors of public companies, where appropriate, to authorise conflicts and potential conflicts where the articles of association contain a provision to this effect. The 2006 Act also allows the articles of association to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty.

Clause 92 of the Articles gives the directors authority to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a director under the 2006 Act to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company.

Authorisation of any matter pursuant to Clause 92 must be approved in accordance with normal board procedures by directors who have no interest in the matter being considered. In taking the decision, the directors must act in a way they consider, in good faith, will be most likely to promote the company’s success. Any authorisation of a matter may be given on or subject to such conditions or limitations as the directors determine, whether at the time of authorisation or subsequently, including providing for the exclusion of the interested directors from the receipt of information or participation in discussion relating to the matter authorised by the directors and providing that interested directors in receipt of confidential information from a third party are not obliged to disclose such information to the company or use the information in relation to the company’s affairs. Any authorization may be terminated by the directors at any time.

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

If the directors do not have the requisite authority to allot the extra shares under section 551 of the 2006 Act, the directors must call a general meeting. The directors will propose resolutions to grant the necessary authority to allot the extra shares.

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

Distribution of assets on liquidation

Ordinary shares
On a winding-up of the Bank, the liquidator may, with the authority of a special resolution and any other sanction required by the Insolvency Act 1986 and subject to the rights attaching to any class of shares after payment of all liabilities, including the payment to holders of preference shares, divide amongst the members according to the number of ordinary shares held by them in specie the whole or any part of the assets of the Bank or vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members and may determine the scope and terms of those trusts. No member shall be compelled to accept any assets on which there is a liability.

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

The Bank may communicate with members by electronic and/or website communications. A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice from the Bank unless he gives the Bank a postal address within the United Kingdom at which notices may be given to him.

MATERIAL CONTRACTS

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. In the year ended 31 December 2010, there have been no material contracts entered into outside the ordinary course of business.

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

This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their non-cumulative dollar preference shares or ADSs are held, used or acquired, or (iii) generally that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Bank, nor does this summary address the tax consequences to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding non-cumulative dollar preference shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, entities classified as partnerships for US federal income tax purposes or tax-exempt entities.

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

The following discussion assumes that the Bank is not, and will not become, a passive foreign investment company (“PFIC”).

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

Subject to applicable limitations that may vary depending on a holder’s individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2013 will be subject to U.S. federal income tax at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Taxation of capital gains
Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on gains realised on the disposal of such holder's non-cumulative dollar preference share or ADS.

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

Documents on Display
Documents concerning the company may be inspected at www.rbs.com

In addition, we file reports and other information with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room or contact the offices of The New York Stock Exchange, on which certain of our securities are listed, at 20 Broad Street, New York, New York 10005. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Risk management is conducted on an overall basis within the RBS Group. The financial risk management objectives and policies of the RBS Group and information on NatWest Group’s exposure to price, credit, liquidity and cash flow risk are contained in 'Risk and balance sheet management’ set out in Item 5 (pages 38 to 95).

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
USD 2.50 per ADS USD 0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

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

From 1 January 2010 to 31 December 2010, the Bank received no fees from the depository for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures
As required by US regulations, the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934) have been evaluated. This evaluation has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that, as at 31 December 2010, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Internal Control

Management of National Westminster Bank Plc and its subsidiary and associated undertakings (NatWest Group) is responsible for NatWest Group’s system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, NatWest Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

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

NatWest Group’s internal control over financial reporting is a component of an overall system of internal control. NatWest Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) and it includes:

•	Policies and procedures that relate to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of assets.

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

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2010, NatWest Group’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. The internal controls over financial reporting were not subject to attestation by the company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in internal controls
There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16G. CORPORATE GOVERNANCE

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

The Company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE’s corporate governance listing practices, with the exception that the Chairman of the Board is Chairman of the Nominations Committee, which is permitted by the UK Combined Code (since the Chairman was considered independent on appointment). The Company’s Audit, Board Risk, Nominations and Remuneration Committees are otherwise composed solely of non-executive directors deemed by the Board to be independent. The NYSE’s corporate governance listing standards also require that a compensation committee has direct responsibility to review and approve Group Chief Executive’s remuneration. The Board, rather than the Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Group Chief Executive.

The Group Audit Committee complies with the provisions of the NYSE corporate governance listing standards that relate to the composition, responsibilities and operation of audit committees.

ITEM 18. CONSOLIDATED FINANCIAL STATEMENTS

Statement of directors’ responsibilities

The directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts, and as permitted by the Companies Act 2006 have elected to prepare Bank accounts, for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the Bank. In preparing those accounts, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent;

•	state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and

•	prepare the accounts on the going concern basis unless it is inappropriate to presume that the Bank will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 2006. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Aileen Taylor
Secretary
30 March 2011

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

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

30 March 2011

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Colin Buchan Sandy Crombie Penny Hughes Joe MacHale John McFarlane Brendan Nelson Arthur ‘Art’ Ryan Philip Scott

Report of Independent Registered Public Accounting Firm
to the members of National Westminster Bank Plc

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries (together "the Group") as of 31 December 2010, 2009 and 2008 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2010, the notes 1 to 41 and the information identified as ‘audited’ in the Risk and balance sheet management section of the Financial review.  These financial statements are the responsibility of the Group's directors.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of the Group as at 31 December 2010, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2010, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

\s\ Deloitte LLP

London, United Kingdom
30 March 2011

Consolidated income statement for the year ended 31 December 2010	Financial statements

	Note	2010 £m	2009 £m	2008 £m
Interest receivable		6,070	6,451	12,373
Interest payable		(2,909)	(3,254)	(6,976)
Net interest income	1	3,161	3,197	5,397
Fees and commissions receivable	2	3,984	4,079	4,367
Fees and commissions payable	2	(1,248)	(1,241)	(1,178)
Income/(loss) from trading activities	2	825	1,454	(963)
Gain on redemption of own debt	2	145	381	—
Other operating income	2	1,199	1,404	81
Non-interest income		4,905	6,077	2,307
Total income		8,066	9,274	7,704
Staff costs
- excluding curtailment gains		(1,887)	(1,749)	(1,402)
- pension schemes curtailment gains		—	544	—
Premises and equipment		(368)	(407)	(331)
Other administrative expenses		(2,816)	(2,147)	(2,516)
Depreciation and amortisation		(232)	(247)	(237)
Write-down of goodwill and other intangible assets		—	—	(716)
Operating expenses	3	(5,303)	(4,006)	(5,202)
Profit before impairment losses		2,763	5,268	2,502
Impairment losses	13	(5,144)	(4,139)	(1,362)
Operating (loss)/profit before tax		(2,381)	1,129	1,140
Tax credit/(charge)	6	117	5	(599)
(Loss)/profit for the year		(2,264)	1,134	541

(Loss)/profit attributable to:
Non-controlling interests	25	(8)	—	93
Ordinary shareholders		(2,256)	1,134	448
		(2,264)	1,134	541

The accompanying notes on pages 133 to 199, the accounting policies on pages 123 to 132 and the audited sections of the Financial review: Risk and balance sheet management on pages 38 to 95 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2010	Financial statements

	2010	2009	2008
	£m	£m	£m
(Loss)/profit for the year	(2,264)	1,134	541
Other comprehensive income/(loss)
Available-for-sale financial assets	(5)	43	(51)
Cash flow hedges	(12)	(42)	(36)
Currency translation	163	(795)	1,978
Other comprehensive income/(loss) before tax	146	(794)	1,891
Tax (charge)/credit	(1)	(2)	20
Other comprehensive income/(loss) after tax	145	(796)	1,911
Total comprehensive (loss)/income for the year	(2,119)	338	2,452

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(22)	(41)	105
Ordinary shareholders	(2,097)	379	2,347
	(2,119)	338	2,452

The accompanying notes on pages 133 to 199, the accounting policies on pages 123 to 132 and the audited sections of the Financial review: Risk and balance sheet management on pages 38 to 95 form an integral part of these financial statements.

Balance sheets as at 31 December 2010	Financial statements

		Group			Bank
		2010	2009	2008	2010	2009	2008
	Note	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	10	1,824	1,805	1,285	867	906	838
Amounts due from holding company and subsidiaries		138,404	117,859	54,185	92,354	78,269	19,574
Other loans and advances to banks		17,525	15,371	12,049	3,092	3,163	3,572
Loans and advances to banks	10	155,929	133,230	66,234	95,446	81,432	23,146
Amounts due from subsidiaries		9,305	14,295	40,970	8,698	14,710	45,062
Other loans and advances to customers		145,828	150,108	157,297	68,926	73,846	79,631
Loans and advances to customers	10	155,133	164,403	198,267	77,624	88,556	124,693
Debt securities subject to repurchase agreements	28	34,568	30,602	33,817	—	—	—
Other debt securities		4,926	4,187	2,176	3,241	2,163	41
Debt securities	15	39,494	34,789	35,993	3,241	2,163	41
Equity shares	16	904	966	1,129	15	13	6
Investments in Group undertakings	17	—	—	—	5,743	6,783	7,339
Settlement balances		3,761	4,573	4,117	—	—	—
Amounts due from holding company and subsidiaries		1,363	2,429	5,655	748	1,559	2,671
Other derivatives		2,097	2,041	3,240	1,496	1,341	2,226
Derivatives	14	3,460	4,470	8,895	2,244	2,900	4,897
Intangible assets	18	683	748	815	359	380	401
Property, plant and equipment	19	3,191	3,300	1,970	811	837	883
Deferred tax	23	574	568	496	88	—	400
Prepayments, accrued income and other assets	20	1,579	1,876	2,018	752	1,004	674
Total assets		366,532	350,728	321,219	187,190	184,974	163,318

Liabilities
Amounts due to holding company and subsidiaries		40,343	45,020	35,282	17,471	18,946	5,870
Other deposits by banks		12,209	16,413	18,351	2,728	2,963	2,666
Deposits by banks	10	52,552	61,433	53,633	20,199	21,909	8,536
Amounts due to subsidiaries		4,173	9,539	6,741	4,384	11,337	9,851
Other customer accounts		252,059	217,924	193,643	144,650	131,688	120,844
Customer accounts	10	256,232	227,463	200,384	149,034	143,025	130,695
Debt securities in issue	10	8,262	11,470	17,212	—	—	15
Settlement balances		2,943	3,027	1,850	4	—	—
Short positions	21	13,943	13,917	11,241	—	—	—
Amounts due to holding company and subsidiaries		3,058	3,941	6,133	1,572	2,343	5,138
Other derivatives		497	373	1,933	187	163	1,105
Derivatives	14	3,555	4,314	8,066	1,759	2,506	6,243
Accruals, deferred income and other liabilities	22	4,444	3,827	4,032	1,465	910	1,407
Retirement benefit liabilities	4	608	512	1,198	608	472	982
Deferred tax	23	41	285	46	—	217	—
Amounts due to holding company		5,243	5,148	4,293	3,713	3,710	2,751
Other subordinated liabilities		2,340	3,851	5,806	2,197	3,395	5,109
Subordinated liabilities	24	7,583	8,999	10,099	5,910	7,105	7,860
Total liabilities		350,163	335,247	307,761	178,979	176,144	155,738

Non-controlling interests	25	1,315	1,282	1,323	—	—	—
Owners’ equity	26	15,054	14,199	12,135	8,211	8,830	7,580
Total equity		16,369	15,481	13,458	8,211	8,830	7,580

Total liabilities and equity		366,532	350,728	321,219	187,190	184,974	163,318

The accompanying notes on pages 133 to 199, the accounting policies on pages 123 to 132 and the audited sections of the Financial review: Risk and balance sheet management on pages 38 to 95 form an integral part of these financial statements. The accounts were approved by the Board of directors on 30 March 2011 and signed on its behalf by:

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

National Westminster Bank Plc
Registration No. 929027

Statements of changes in equity for the year ended 31 December 2010	Financial statements

	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium account
At 1 January	2,226	1,291	1,291	2,226	1,291	1,291
Ordinary shares issued	—	935	—	—	935	—
Redemption of preference shares classified as debt	(1)	—	—	(1)	—	—
At 31 December	2,225	2,226	1,291	2,225	2,226	1,291

Available-for-sale reserve
At 1 January	16	(18)	23	5	—	9
Unrealised (losses)/gains	(25)	78	(54)	2	7	(13)
Realised losses/(gains)	20	(35)	3	—	—	—
Tax	(3)	(9)	10	(1)	(2)	4
At 31 December	8	16	(18)	6	5	—

Cash flow hedging reserve
At 1 January	(5)	30	56	(7)	(119)	25
Amount recognised in equity	1	(5)	—	—	96	(158)
Amount transferred from equity to earnings	(13)	(37)	(36)	(11)	61	(29)
Tax	2	7	10	2	(45)	43
At 31 December	(15)	(5)	30	(16)	(7)	(119)

Foreign exchange reserve
At 1 January	1,146	1,900	(66)	(12)	(44)	3
Retranslation of net assets	169	(805)	1,966	3	32	(47)
Foreign currency gains on hedges of net assets	8	51	—	—	—	—
At 31 December	1,323	1,146	1,900	(9)	(12)	(44)

Other reserves
At 1 January	614	614	614	614	614	614
Redemption of preference shares classified as debt	33	—	—	33	—	—
At 31 December	647	614	614	647	614	614

Retained earnings
At 1 January	8,524	6,640	7,192	4,326	4,160	3,773
(Loss)/profit attributable to ordinary shareholders	(2,256)	1,134	448	(3,564)	(584)	1,387
Ordinary dividends paid	—	—	(1,000)	—	—	(1,000)
Share-based payments - tax	2	—	—	—	—	—
Redemption of preference shares classified as debt	(32)	—	—	(32)	—	—
Capital contribution	2,950	750	—	2,950	750	—
At 31 December	9,188	8,524	6,640	3,680	4,326	4,160

Owners equity at 31 December	15,054	14,199	12,135	8,211	8,830	7,580

Statements of changes in equity for the year ended 31 December 2010 continued	Financial statements

	Group			Bank
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Non-controlling interests
At 1 January	1,282	1,323	1,314	—	—	—
Currency translation adjustments and other movements	(14)	(41)	12	—	—	—
(Loss)/profit attributable to non-controlling interests	(8)	—	93	—	—	—
Dividends paid	—	—	(94)	—	—	—
Equity raised	58	—	70	—	—	—
Equity withdrawn and disposals	(3)	—	(72)	—	—	—
At 31 December	1,315	1,282	1,323	—	—	—

Total equity at 31 December	16,369	15,481	13,458	8,211	8,830	7,580

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable as follows:
Non-controlling interests	(22)	(41)	105	—	—	—
Ordinary shareholders	(2,097)	379	2,347	(3,569)	(435)	1,187
	(2,119)	338	2,452	(3,569)	(435)	1,187

The accompanying notes on pages 133 to 199, the accounting policies on pages 123 to 132 and the audited sections of the Financial review: Risk and balance sheet management on pages 38 to 95 form an integral part of these financial statements.

Cash flow statements for the year ended 31 December 2010	Financial statements

		Group			Bank
		2010	2009	2008	2010	2009	2008
	Note	£m	£m	£m	£m	£m	£m
Operating activities
Operating (loss)/profit before tax		(2,381)	1,129	1,140	(3,864)	(692)	1,866

Adjustments for:
Depreciation and amortisation		232	247	237	140	156	145
Write-down of goodwill and other intangible assets		—	—	716	—	—	45
Write-down of investment in subsidiaries		—	—	—	3,826	2,281	—
Interest on subordinated liabilities		224	454	509	209	414	432
Charge for defined benefit pension schemes		270	54	2	213	(29)	(65)
Pension scheme curtailment gains		—	(544)	—	—	(358)	—
Cash contribution to defined benefit pension schemes		(174)	(213)	(154)	(77)	(124)	(78)
Gain on redemption of own debt		(145)	(381)	—	(145)	(381)	—
Elimination of foreign exchange differences		(1,175)	2,063	(5,850)	(27)	421	(1,002)
Other non-cash items		2,944	3,272	717	(467)	1,449	68
Net cash flows from trading activities		(205)	6,081	(2,683)	(192)	3,137	1,411
Changes in operating assets and liabilities		20,199	58,112	(22,841)	18,233	46,091	(7,163)
Net cash flows from operating activities before tax		19,994	64,193	(25,524)	18,041	49,228	(5,752)
Income taxes received/(paid)		406	(1,092)	(331)	300	(554)	(290)
Net cash flows from operating activities	31	20,400	63,101	(25,855)	18,341	48,674	(6,042)

Investing activities
Sale and maturity of securities		1,131	2,253	1,304	468	36	71
Purchase of securities		(89)	(2,319)	(710)	(2)	(2,158)	(69)
Sale of property, plant and equipment		81	36	85	17	12	6
Purchase of property, plant and equipment		(306)	(1,484)	(512)	(66)	(11)	(84)
Net investment in business interests and intangible assets	32	204	(31)	23	(2,852)	(1,924)	(1,000)
Net cash flows from investing activities		1,021	(1,545)	190	(2,435)	(4,045)	(1,076)

Financing activities
Issue of ordinary shares		—	935	—	—	935	—
Issue of subordinated liabilities		193	1,000	2,749	—	1,000	2,700
Proceeds of non-controlling interests issued		58	—	70	—	—	—
Capital contribution		2,950	750	—	2,950	750	—
Redemption of non-controlling interests		(3)	—	(72)	—	—	—
Repayment of subordinated liabilities		(1,405)	(1,250)	—	(1,015)	(1,052)	—
Dividends paid		—	—	(1,094)	—	—	(1,000)
Interest on subordinated liabilities		(269)	(536)	(440)	(254)	(495)	(365)
Net cash flows from financing activities		1,524	899	1,213	1,681	1,138	1,335
Effects of exchange rate changes on cash and cash equivalents		1,152	(3,010)	8,338	35	(500)	1,381

Net increase/(decrease) in cash and cash equivalents		24,097	59,445	(16,114)	17,622	45,267	(4,402)
Cash and cash equivalents at 1 January		109,520	50,075	66,189	66,201	20,934	25,336
Cash and cash equivalents at 31 December	35	133,617	109,520	50,075	83,823	66,201	20,934
The accompanying notes on pages 133 to 199, the accounting policies on pages 123 to 132 and the audited sections of the Financial review: Risk and balance sheet management on pages 38 to 95 form an integral part of these financial statements.

Accounting policies	Financial statements

1. Presentation of accounts
The accounts are prepared on a going concern basis and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group’s financial statements are prepared in accordance with IFRS as issued by the IASB.

The Group has adopted the revised IFRS 3 ‘Business Combinations’ and related revisions to IAS 27 ‘Consolidated and Separate Financial Statements’ issued in January 2008 and also IFRIC 17 ‘Distributions of Non-cash Assets to Owners’ and the IASB’s consequential amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information. There have been no material acquisitions in the year.

There are a number of other changes to IFRS that were effective from 1 January 2010. They have had no material effect on the Group’s financial statements: in April 2009, ‘Improvements to IFRS’ - making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; amendments to IAS 39 ‘Financial Instruments: Recognition and Measurement’ - limited changes to IAS 39 issued in July 2008 clarified that (a) a one-sided risk can be designated as a hedged risk i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion.

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

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes up until the Group ceases to control them through a sale or significant change in circumstances. Changes in interest that do not result in a loss of control are recognised in equity.

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

Accounting policies continued	Financial statements

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services - this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer’s account monthly or quarterly in arrears. Income is accrued at period end for services provided but not yet charged.

Card related services - fees from credit card business include:

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

Insurance brokerage - this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy, as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees - fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

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

Accounting policies continued	Financial statements

6. Property, plant and equipment
Items of property, plant and equipment (except investment property - see Accounting policy 8) are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately.

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

Accounting policies continued	Financial statements

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

12. Tax
Provision is made for tax at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas tax where appropriate. Deferred tax is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

13. Financial assets
On initial recognition, financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments - a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see Accounting policy 3) less any impairment losses.

Held-for-trading - a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss - financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

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

Loans and receivables - non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see Accounting policy 3) less any impairment losses.

Available-for-sale - financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables, are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see Accounting policy 3). Other changes in the fair value of available-for-sale financial assets and any related tax are reported in a separate component of shareholders’ equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Accounting policies continued	Financial statements

Reclassifications - held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Additionally, held-for-trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for-sale financial assets or to held-to-maturity investments. Reclassifications are made at fair value. This fair value becomes the asset’s new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

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

Financial assets carried at amortised cost - if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralised loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or properties, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment properties. Where the Group’s interest in equity shares following the exchange is such that the Group controlling an entity, that entity is consolidated.

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For portfolios that are collectively assessed for impairment, the timing of write off principally reflects historic recovery experience for each portfolio. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write offs will be prompted by bankruptcy, insolvency, restructuring and similar events. Most debt is written off within five years of the recognition of the initial impairment. It is not the Group’s usual practice to write-off all or part of an asset at the time an impairment loss is recognised; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

Financial assets carried at fair value - when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

Accounting policies continued	Financial statements

15. Financial liabilities
On initial recognition financial liabilities are classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost.

Held for trading - a financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss - financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

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

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see Accounting policy 3).

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

16. Financial guarantee contracts
Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 11. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

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

18. Derecognition
A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset’s cash flows; or (b) retains the right to the asset’s cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

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

Accounting policies continued	Financial statements

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

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss in equity is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge.

23. Cash and cash equivalents
Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

24. Shares in Group entities
The Bank’s investments in its subsidiaries are stated at cost less any impairment.

Accounting policies continued	Financial statements

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s ‘Framework for the Preparation and Presentation of Financial Statements’. The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions
The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated can include for loans that are individually assessed: the non-payment of interest or principal; debt restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and, for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan’s original effective interest rate.

At 31 December 2010, gross loans and advances to customers totalled £164,533 million (2009 - £170,068 million; 2008 - £201,191 million) and customer loan impairment provisions amounted to £9,400 million (2009 - £5,665 million; 2008 - £2,924 million).

There are two components to the Group’s loan impairment provisions: individual and collective

Individual component - all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group’s portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer’s debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component - this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collectively assessed provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). Collectively assessed provisions are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends. Latent loss provisions are held against estimated impairment losses in the performing portfolio that have yet to be identified as at the balance sheet date. To assess the latent loss within its portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Accounting policies continued	Financial statements

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit).

In determining the value of scheme liabilities, financial and demographic assumptions are made including price inflation, pension increases, earnings growth and the longevity of scheme members. A range of assumptions could be adopted in valuing the schemes’ liabilities. Different assumptions could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group’s pension schemes are set out in Note 4 on the accounts, together with sensitivities of the balance sheet and income statement to changes in those assumptions.

A pension asset of £13 million and a liability of £608 million were recognised in the balance sheet at 31 December 2010 (2009 asset - £10 million, liability - £512 million; 2008 asset - nil, liability - £1,198 million).

Fair value - financial instruments
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

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) - principally comprise reverse repurchase agreements (reverse repos) and cash collateral.

Debt securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) - debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.

Equity securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) - comprise equity shares of companies or corporations both listed and unlisted.

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) - deposits measured at fair value principally include repurchase agreements (repos).

Debt securities in issue (held-for-trading and designated as at fair value though profit or loss) - principally comprise medium term notes.

Short positions (held-for-trading) - arise in dealing and market making activities where debt securities and equity shares are sold which the Group does not currently possess.

Derivatives - these include swaps (currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps), forward foreign exchange contracts, forward rate agreements, futures (currency, interest rate and equity) and options (exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions).

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial instrument in an active market is the number of units of the instrument held times the current bid price (for financial assets) or offer price (for financial liabilities). In determining the fair value of derivative financial instruments gross long and short positions measured at current mid market prices are adjusted by bid-offer reserves calculated on a portfolio basis.  Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk.  Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing.  Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data.  These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. More details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 11 on pages 150 to 157.

Accounting policies continued	Financial statements

Deferred tax
The Group makes provision for deferred tax on short-term and other temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £574 million were recognised as at 31 December 2010 (2009 - £568 million; 2008 - £496 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and short-term timing differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections prepared for impairment reviews (see Note 18) indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within eight years (2009 - eight years). The Group’s cumulative losses are principally attributable to the recent unparalleled market conditions. Deferred tax assets of £281 million (2009 - £26 million; 2008 - £17 million) have not been recognised in respect of tax losses carried forward in jurisdictions where doubt exists over the availability of future taxable profits.

Accounting developments
International Financial Reporting Standards
The IASB issued ‘Improvements to IFRS’ in May 2010 implementing minor changes to IFRS, making non-urgent but necessary amendments to standards, primarily to remove inconsistency and to clarify wording. The revisions are effective for annual periods beginning on or after 1 July 2010 and are not expected to have a material effect on the Group or the Bank.

The IASB issued IFRS 9 ‘Financial Instruments’ in November 2009 simplifying the classification and measurement requirements in IAS 39 ‘Financial Instruments: Recognition and Measurement’ in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss.

In October 2010, IFRS 9 was updated to include the classification and measurement of liabilities.  It is not markedly different from IAS 39 except for liabilities measured at fair value where the movement is due to changes in credit rating of the preparer it is recognised not in profit or loss but in other comprehensive income.

The standard is effective for annual periods beginning on or after 1 January 2013; early application is permitted.

This standard makes major changes to the framework for the classification and measurement of financial assets and will have a significant effect on the Group's financial statements.  The changes relating to the classification and measurement of liabilities carried at fair value will have a less significant effect on the Group.  The Group is assessing these impacts which are likely to depend on the outcome of the other phases of IASB's IAS 39 replacement project.

The IASB issued ‘Disclosures - Transfers of Financial Assets (Amendments to IFRS 7 Financial Instruments: Disclosures)’ in October 2010 to extend the standard’s disclosure requirements about derecognition to align with US GAAP. The revisions are effective for annual periods beginning on or after 1 July 2011 and will not affect the financial position or reported performance of the Group or the Bank.

The IASB issued an amendment to IAS 12 ‘Income Taxes’ in December 2010 to clarify that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability.  The amendment and consequential withdrawal of SIC 21 ‘Deferred Tax: Recovery of Underlying Assets’, effective for annual periods beginning on or after 1 January 2012, is not expected to have a material effect on the Group or the Bank.

The International Financial Reporting Interpretations Committee issued IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ in December 2009. The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. The interpretation, effective for the Group for annual periods beginning on or after 1 January 2011, is not expected to have a material effect on the Group or the Bank.

Notes on the accounts

1 Net interest income
	Group
	2010	2009	2008
	£m	£m	£m
Loans and advances to customers	4,685	4,985	10,063
Loans and advances to banks	1,324	1,367	2,125
Debt securities	61	99	185
Interest receivable	6,070	6,451	12,373

Customer accounts: demand deposits	364	318	1,413
Customer accounts: savings deposits	959	761	1,389
Customer accounts: other time deposits	404	603	2,032
Deposits by banks	864	837	820
Debt securities in issue	95	285	862
Subordinated liabilities	224	454	509
Internal funding of trading business	(1)	(4)	(49)
Interest payable	2,909	3,254	6,976

Net interest income	3,161	3,197	5,397

2 Non-interest income
	Group
	2010	2009	2008
	£m	£m	£m
Fees and commissions receivable	3,984	4,079	4,367

Fees and commissions payable	(1,248)	(1,241)	(1,178)

Income/(loss) from trading activities (1)
Foreign exchange	67	179	(384)
Interest rate	(84)	886	(558)
Credit	841	(609)	(18)
Other	1	998	(3)
	825	1,454	(963)

Gain on redemption of own debt (2)	145	381	—

Other operating income
Operating lease and other rental income	102	61	61
Changes in the fair value of securities and other financial assets and liabilities	(43)	44	65
Changes in the fair value of investment properties	(114)	107	2
(Loss)/profit on sale of securities	(19)	60	17
Profit on sale of property, plant and equipment	4	4	7
Profit/(loss) on sale of subsidiaries and associates	938	384	(31)
Dividend income (3)	149	592	5
Share of profits less losses of associated entities	4	(27)	(23)
Other income (4)	178	179	(22)
	1,199	1,404	81

Notes:
(1)
The analysis of trading income/(loss) is based on how the business is organised and the underlying risks managed. Trading income/(loss) comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs.

The types of instruments include:
- Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
- Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
- Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
- Other: equities, commodities, equity derivatives, commodity contracts and related hedges and funding.
(2)
In May 2010, the Group redeemed certain subordinated debt securities in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as extinguishment of the original liability and the recognition of a new financial liability. Gains on these exchanges and on the redemption of securities classified as liabilities for cash, totalling £145 million were credited to profit or loss. A similar series of exchange and tender offers concluded in April 2009 resulted in a gain of £381 million being credited to profit or loss.

(3)	Dividend income principally arises from investment in fellow subsidiaries of the RBS Group and consequently subject to the RBS Group’s capital management policy (see Note 29).
(4)	Includes income from activities other than banking.

Notes on the accounts continued

3 Operating expenses
	Group
	2010	2009	2008
	£m	£m	£m
Wages, salaries and other staff costs	1,488	1,580	1,296
Bonus tax	3	10	—
Social security costs	95	90	86
Pension costs
- defined benefit schemes (see Note 4)	270	54	2
- curtailment gains (see Note 4)	—	(544)	—
- defined contribution schemes	31	15	18
Staff costs	1,887	1,205	1,402

Premises and equipment	368	407	331
Other administrative expenses	2,816	2,147	2,516

Property, plant and equipment (see Note 19)	157	144	131
Intangible assets (see Note 18)	75	103	106
Depreciation and amortisation	232	247	237

Write-down of goodwill and other intangible assets	—	—	716
	5,303	4,006	5,202

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes connected with acquisitions made by the Group.

	Group
	2010	2009	2008
	£m	£m	£m
Staff costs	8	3	4
Premises and equipment	(2)	(6)	—
Other administrative expenses	4	12	14
Depreciation and amortisation	—	7	20
	10	16	38

Restructuring costs included in operating expenses comprise:
	2010	2009	2008
	£m	£m	£m
Staff costs	4	96	4
Premises and equipment	30	34	—
Other administrative expenses	1	4	—
	35	134	4

The average number of persons employed, rounded to the nearest hundred, in the Group during the year, excluding temporary staff, was 27,300 (2009 -29,700; 2008 - 32,600). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group
	2010	2009	2008
UK Retail	14,700	15,700	16,600
UK Corporate	400	300	3,200
Wealth	3,900	3,400	3,800
Ulster Bank	4,400	4,600	5,600
Global Banking & Markets	2,200	2,000	1,200
Core	25,600	26,000	30,400
Non-Core	300	100	300
Business Services	1,300	1,300	1,400
Total	27,200	27,400	32,100

UK	20,100	20,500	25,100
USA	2,200	1,900	1,300
Europe	4,400	4,500	5,100
Rest of the World	500	500	600
Total	27,200	27,400	32,100

Notes on the accounts continued

4 Pension costs
The Group sponsors a number of pension schemes in the UK and overseas, predominantly defined benefit schemes, whose assets are independent of the Group’s finances. The principal defined benefit scheme is The Royal Bank of Scotland Retirement Fund (‘the Main scheme’) which accounts for 87% (2009 - 85%; 2008 - 91%) of the Group’s retirement benefit obligations.

The Group’s defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006, the Main scheme has been closed to new entrants who have instead been offered membership of The Royal Bank of Scotland Retirement Savings Plan, a defined contribution pension scheme. In 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes were limited to 2% per annum or CPI inflation if lower.

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

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	Group			Bank
Principal actuarial assumptions at 31 December (weighted average)	2010	2009	2008	2010	2009	2008
Discount rate	5.5%	5.9%	6.4%	5.5%	5.9%	6.5%
Expected return on plan assets	6.6%	6.7%	7.0%	6.7%	6.8%	7.1%
Rate of increase in salaries	1.8%	1.8%	3.8%	1.8%	1.8%	4.0%
Rate of increase in pensions in payment	3.1%	3.4%	2.6%	3.3%	3.5%	2.7%
Inflation assumption	3.2%	3.4%	2.6%	3.3%	3.5%	2.7%

	Group			Bank
Major classes of plan assets as a percentage of total plan assets	2010	2009	2008	2010	2009	2008
Quoted equities	26.8%	38.9%	52.0%	25.9%	38.9%	52.9%
Private equity	5.0%	4.8%	6.0%	5.4%	5.1%	6.5%
Index-linked bonds	25.1%	22.7%	17.4%	27.0%	23.7%	18.0%
Government fixed interest bonds	0.9%	0.3%	1.4%	—	—	1.2%
Corporate and other bonds	25.8%	19.9%	19.0%	26.2%	19.7%	18.5%
Hedge funds	3.6%	4.0%	0.2%	3.2%	3.6%	—
Property	3.8%	3.8%	4.2%	3.4%	3.5%	3.7%
Derivatives	0.8%	(0.1%)	(1.8%)	0.9%	—	(1.8%)
Cash and other assets	8.0%	5.5%	1.6%	7.8%	5.3%	1.0%
Equity exposure of equity futures	23.8%	9.9%	—	25.6%	10.6%	—
Cash exposure of equity futures	(23.6%)	(9.7%)	—	(25.4%)	(10.4%)	—
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The Main scheme, which represents 93% of plan assets at 31 December 2010 (2009 - 93%; 2008 - 93%), is invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds. The Main scheme also employs derivative instruments, where appropriate, to achieve a desired asset class exposure or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings valued on a mark-to-market basis. The return on assets on the total scheme has been based on the asset exposure created allowing for the net impact of the derivatives on the risk and return profile of the holdings.

Notes on the accounts continued

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2010			2009			2008
	Notional amounts	Fair value		Notional amounts	Fair value		Notional amounts	Fair value
		Assets	Liabilities		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Inflation rate swaps	2,132	69	8	1,171	75	3	947	1	43
Interest rate swaps	10,727	270	110	4,893	46	114	868	18	—
Total return swaps	466	16	—	—	—	—	—	—	—
Currency swaps	(973)	—	1	—	—	—	—	—	—
Equity futures	4,851	49	14	1,730	37	—	15	—	—
Currency forwards	4,883	35	91	2,908	58	70	1,966	21	267

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside of the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads. Substantially all swaps are with The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2010, the gross notional value of the swaps was £12,352 million (2009 - £6,064 million; 2008 - £1,815 million) and had a net positive fair value of £236 million (2009 - £4 million positive; 2008 - £24 million negative) to the scheme.

Collateral is required on all swap transactions with those between the banks and the Main scheme on terms that do not allow the banks to re-hypothecate. The banks had delivered £210 million of collateral at 31 December 2010 (2009 - held £6 million; 2008 - held £36 million).

Ordinary shares of the ultimate holding company with a fair value of £9 million (2009 - £4 million; 2008 - £15 million) are held by the Group's Main scheme which also holds other financial instruments issued by the RBS Group with a value of £264 million (2009 - £192 million; 2008 - £421 million).

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets, allowing for the net impact of derivatives on the risk and return profile:

	Group			Bank
	2010	2009	2008	2010	2009	2008
Quoted equities	7.7%	8.0%	8.4%	7.7%	8.0%	8.4%
Private equity	7.7%	8.0%	8.4%	7.7%	8.0%	8.4%
Index-linked bonds	4.2%	4.5%	3.9%	4.2%	4.5%	3.9%
Government fixed interest bonds	3.9%	4.4%	4.3%	—	—	3.9%
Corporate and other bonds	5.4%	5.8%	6.1%	5.5%	5.9%	6.1%
Hedge funds	5.7%	5.2%	3.4%	6.0%	6.2%	—
Property	6.7%	6.1%	6.0%	6.7%	6.2%	6.1%
Derivatives	0.0%	0.0%	2.5%	0.0%	0.0%	2.5%
Cash and other assets	4.0%	4.4%	3.4%	4.0%	4.2%	2.5%
Equity exposure of equity futures	7.7%	8.0%	—	7.7%	8.0%	—
Cash exposure of equity futures	4.0%	4.2%	—	4.0%	4.2%	—
Total fund	6.6%	6.7%	7.0%	6.7%	6.8%	7.1%

Post-retirement mortality assumptions (Main scheme)	2010	2009	2008
Longevity at age 60 for current pensioners (years)
Males	27.2	27.1	26.1
Females	29.6	29.5	26.9

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.3	29.2	28.1
Females	30.8	30.8	28.2

Notes on the accounts continued

4 Pension costs continued

	Group			Bank
Changes in value of net pension deficit/(surplus)	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net Pension deficit/ (surplus) £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net Pension deficit/ (surplus) £m
At 1 January 2009	15,932	17,100	1,168	14,804	15,580	776
Currency translation and other adjustments	(52)	(76)	(24)	—	1	1
Income statement
Expected return	1,094		(1,094)	1,029		(1,029)
Interest cost		1,073	1,073		1,000	1,000
Current service cost		355	355		300	300
Less direct contributions from other scheme members		(302)	(302)		(315)	(315)
Past service cost		22	22		15	15
Gains on curtailments		(544)	(544)		(358)	(358)
	1,094	604	(490)	1,029	642	(387)
Actuarial gains and losses	1,076	4,659	3,583	993	4,475	3,482
Transfer from fellow subsidiary	—	17	17	—	—	—
Contributions by employer	213	—	(213)	124	—	(124)
Contributions by other scheme members	405	405	—	414	414	—
Contributions by plan participants	7	7	—	1	1	—
Benefits paid	(802)	(802)	—	(742)	(742)	—
Expenses included in service cost	(20)	(20)	—	(20)	(20)	—
At 31 December 2009	17,853	21,894	4,041	16,603	20,351	3,748

Unrecognised actuarial losses			(3,539)			(3,276)
Retirement benefit liabilities at 31 December 2009			502			472

Unfunded schemes liabilities included in post-retirement benefit liabilities			49			14

Notes on the accounts continued

	Group			Bank
Changes in value of net pension deficit/(surplus)	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net Pension deficit/ (surplus) £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net Pension deficit/ (surplus) £m
At 1 January 2010	17,853	21,894	4,041	16,603	20,351	3,748
Currency translation and other adjustments	22	16	(6)	—	—	—
Income statement
Expected return	1,190		(1,190)	1,114		(1,114)
Interest cost		1,174	1,174		1,092	1,092
Current service cost		382	382		345	345
Less direct contributions from other scheme members		(346)	(346)		(359)	(359)
Past service cost		77	77		76	76
Amortisation of net unrecognised actuarial losses		173	173		173	173
	1,190	1,460	270	1,114	1,327	213
Actuarial gains and losses	1,763	1,552	(211)	1,718	1,674	(44)
Contributions by employer	174	—	(174)	77	—	(77)
Contributions by other scheme members	360	360	—	368	368	—
Contributions by plan participants	3	3	—	—	—	—
Benefits paid	(771)	(771)	—	(717)	(717)	—
Expenses included in service cost	(53)	(53)	—	(53)	(53)	—
Amortisation of net unrecognised actuarial losses		(173)	(173)		(173)	(173)
At 31 December 2010	20,541	24,288	3,747	19,110	22,777	3,667

Unrecognised actuarial losses			(3,152)			(3,059)
Retirement benefit liabilities at 31 December 2010			595			608

Unfunded schemes liabilities included in post-retirement benefit liabilities			47			14

	Group			Bank
Net pension deficit/(surplus) comprises	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 20)	(13)	(10)	—	—	—	—
Net liabilities of schemes in deficit	608	512	1,198	608	472	982
	595	502	1,198	608	472	982

Curtailment gains of £544 million for the Group (£358 million for the Bank) were recognised in 2009 arising from changes to pension benefits in the Main scheme and certain other subsidiaries schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of CPI inflation in any year.

The Group expects to contribute £402 million (Bank - £333 million) to its defined benefit pension schemes in 2011.

The most recent funding valuation of the Main UK scheme was 31 March 2007. A funding valuation of the Main UK scheme at 31 March 2010 is currently in progress. The scheme trustees and the RBS Group are in discussion on this valuation and the level of contributions to be paid by the RBS Group and expect to reach agreement by 30 June 2011. The RBS Group expects that in addition to estimated contributions of £300 - £350 million for future accrual of benefits, it will make additional contributions, as yet unquantified, in 2011 and subsequent years to improve the funding position of the scheme.

Notes on the accounts continued

4 Pension costs continued

History of defined benefit schemes

	Group					Bank
	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	20,541	17,853	15,932	19,513	18,213	19,110	16,603	14,804	18,575	17,374
Present value of defined benefit obligations	24,288	21,894	17,100	19,213	20,006	22,778	20,351	15,580	18,100	18,986
Net deficit/(surplus)	3,747	4,041	1,168	(300)	1,793	3,668	3,748	776	(475)	1,612

Experience (losses)/gains on plan liabilities	(842)	165	(73)	(209)	(7)	(858)	135	(55)	(256)	(4)
Experience gains/(losses) on plan assets	1,763	1,076	(5,089)	150	570	1,718	993	(4,784)	163	552
Actual return/(loss) on pension schemes assets	2,953	2,170	(3,751)	1,392	1,593	2,832	2,022	(3,513)	1,345	1,574
Actual return/(loss) on pension schemes assets - %	16.7%	13.7%	(19.1%)	7.7%	9.6%	17.2%	13.8%	(19.0%)	7.8%	9.9%

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at the balance sheet dates to a change in the principal actuarial assumptions:

	Group
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(21)	(27)	(42)	(985)	(854)	(754)
0.25% increase in inflation	65	58	85	862	722	686
0.25% additional rate of increase in pensions in payment	40	39	45	565	483	417
0.25% additional rate of increase in deferred pensions	21	17	8	273	221	98
0.25% additional rate of increase in salaries	9	11	32	73	85	190
Longevity increase of 1 year	36	34	34	543	453	335

	Bank
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(17)	(21)	(37)	(925)	(790)	(696)
0.25% increase in inflation	59	49	77	799	654	624
0.25% additional rate of increase in pensions in payment	37	33	41	527	442	383
0.25% additional rate of increase in deferred pensions	21	16	8	265	214	94
0.25% additional rate of increase in salaries	6	8	28	56	66	168
Longevity increase of 1 year	34	29	31	519	416	302

5 Auditor’s remuneration
Amounts paid to the Group’s auditors for statutory audit and other services are set out below.

	Group
	2010	2009
	£m	£m
Audit Services
- statutory audit	2.5	2.6
- audit related including regulatory reporting	0.1	0.2
	2.6	2.8
Tax services	—	0.1
All other services	0.1	0.1
Total	2.7	3.0

Notes on the accounts continued

6 Tax

	Group
	2010	2009	2008
	£m	£m	£m
Current tax
Credit/(charge) for the year	90	147	(677)
(Under)/over provision in respect of prior periods	(202)	29	164
	(112)	176	(513)
Deferred tax
Credit/(charge) for the year	29	(253)	4
Over/(under) provision in respect of prior periods	200	82	(90)
Tax credit/(charge) for the year	117	5	(599)

The actual tax credit/(charge) differs from the expected tax credit/(charge) computed by applying the standard rate of UK corporation tax of 28% (2009 - 28%; 2008 - 28.5%) as follows:

	2010	2009	2008
	£m	£m	£m
Expected tax credit/(charge)	667	(316)	(325)
Non-deductible goodwill impairment	—	—	(165)
Items not allowed for tax
- losses on strategic disposals and write-downs	(29)	(4)	—
- other	(70)	(66)	(78)
Non-taxable items
- gain on sale of Global Merchant Services	242	—	—
- gain on redemption of own debt	1	107	—
- other	103	203	32
Taxable foreign exchange movements	2	101	(149)
Group relief at non-standard rates	1	140	16
Foreign profits taxed at other rates	(507)	(266)	1
UK tax rate change - deferred tax impact	(16)	—	2
Losses in year where no deferred tax asset recognised	(275)	(5)	(7)
Adjustments in respect of prior years	(2)	111	74
Actual tax credit/(charge)	117	5	(599)

Note:
(1)
In the Budget on 22 June 2010, the UK Government proposed, amongst other things, to reduce the rate of Corporation Tax in four annual decrements of 1% with effect from 1 April 2011. The first decrement from 28% to 27% was enacted in the Finance (No 2) Act 2010 on 27 July 2010. Accordingly, the closing deferred tax assets and liabilities have been calculated at the rate of 27%. An additional 1% decrement, also effective from 1 April 2011, was announced by the UK Government in the Budget on 23 March 2011. The impact of this further change is estimated as giving rise to a tax charge of £5 million, which will be recognised in the accounts for 2011.

7 Dividends to preference shareholders

	Group
	2010	2009	2008
	£m	£m	£m
9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series C	13	15	12
	26	28	25

Note:
(1)	In accordance with IAS 32, the Group’s preference share issues are included in subordinated liabilities and the related finance cost in interest payable.

8 Ordinary dividends
The Bank did not pay an ordinary dividend in 2010 (2009 - nil; 2008 - £1,000 million).

9 (Loss)/profit dealt with in the accounts of the Bank
As permitted by section 408(3) of the Companies Act 2006, no income statement or statement of comprehensive income for the Bank has been presented as a primary financial statement. Of the loss attributable to ordinary shareholders, £3,564 million (2009 - £584 million loss; 2008 - £1,387 million profit) has been dealt with in the accounts of the Bank.

Notes on the accounts continued	Notes on the accounts

10 Financial instruments - classification
The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.
	Group
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,824				1,824
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	23,791	1,965	—	112,648				138,404
- reverse repos	6,711	—	—	2,271				8,982
- other (1)	41	—	—	8,502				8,543
Loans and advances to customers
- amounts due from fellow subsidiaries	2,142	—	—	7,163				9,305
- reverse repos	9,303	—	—	6,727				16,030
- other	608	—	—	129,083		107		129,798
Debt securities	34,568	1,558	1,672	1,696				39,494
Equity shares	15	26	863	—				904
Settlement balances	—	—	—	3,761				3,761
Derivatives
- amounts due from holding company and fellow subsidiaries	1,363							1,363
- other	2,097							2,097
Intangible assets							683	683
Property, plant and equipment							3,191	3,191
Deferred tax							574	574
Prepayments, accrued income and other assets	—	—	—	30			1,549	1,579
	80,639	3,549	2,535	273,705		107	5,997	366,532
Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	14,648	2			25,693			40,343
- repos	3,004	—			5,815			8,819
- other (2)	16	—			3,374			3,390
Customer accounts
- amounts due to fellow subsidiaries	1,292	1,545			1,336			4,173
- repos	32,568	—			22,973			55,541
- other (3)	87	3,278			193,153			196,518
Debt securities in issue (4)	—	—			8,262			8,262
Settlement balances	—	—			2,943			2,943
Short positions	13,943	—						13,943
Derivatives
- amounts due to holding company and fellow subsidiaries	3,058							3,058
- other	497							497
Accruals, deferred income and other liabilities	—	—			700	5	3,739	4,444
Retirement benefit liabilities							608	608
Deferred tax							41	41
Subordinated liabilities
- amounts due to holding company	1,032	—			4,211			5,243
- other	—	—			2,340			2,340
	70,145	4,825			270,800	5	4,388	350,163
Equity								16,369
								366,532

For notes relating to this table refer to page 144.

Notes on the accounts continued	Notes on the accounts

	Group
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,805				1,805
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	14,858	102	—	102,899				117,859
- reverse repos	4,914	—	—	2,373				7,287
- other (1)	—	940	—	7,144				8,084
Loans and advances to customers
- amounts due from fellow subsidiaries	746	—	—	13,549				14,295
- reverse repos	4,005	—	—	5,911				9,916
- other	445	—	—	139,484		263		140,192
Debt securities	30,530	13	2,087	2,159				34,789
Equity shares	5	25	936	—				966
Settlement balances	—	—	—	4,573				4,573
Derivatives
- amounts due from holding company and fellow subsidiaries	2,429							2,429
- other	2,041							2,041
Intangible assets							748	748
Property, plant and equipment							3,300	3,300
Deferred tax							568	568
Prepayments, accrued income and other assets	—	—	—	33			1,843	1,876
	59,973	1,080	3,023	279,930		263	6,459	350,728

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	17,083	—			27,937			45,020
- repos	646	—			9,945			10,591
- other (2)	28	—			5,794			5,822
Customer accounts
- amounts due to fellow subsidiaries	1,274	—			8,265			9,539
- repos	15,500	—			21,422			36,922
- other (3)	117	2,435			178,450			181,002
Debt securities in issue (4)	—	—			11,470			11,470
Settlement balances	—	—			3,027			3,027
Short positions	13,917	—						13,917
Derivatives
- amounts due to holding company and fellow subsidiaries	3,941							3,941
- other	373							373
Accruals, deferred income and other liabilities	—	—			717	5	3,105	3,827
Retirement benefit liabilities							512	512
Deferred tax							285	285
Subordinated liabilities
- amounts due to holding company	1,142	—			4,006			5,148
- other	—	—			3,851			3,851
	54,021	2,435			274,884	5	3,902	335,247
Equity								15,481
								350,728

For notes relating to this table refer to page 144.

Notes on the accounts continued	Notes on the accounts

10 Financial instruments - classification continued
	Group
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,285				1,285
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	8,180	302	—	45,703				54,185
- reverse repos	3,252	—	—	630				3,882
- other (1)	—	—	—	8,167				8,167
Loans and advances to customers
- amounts due from fellow subsidiaries	—	—	—	40,970				40,970
- reverse repos	2,206	—	—	2,996				5,202
- other	677	—	—	151,114		304		152,095
Debt securities	32,357	21	3,615	—				35,993
Equity shares	109	22	998	—				1,129
Settlement balances	—	—	—	4,117				4,117
Derivatives
- amounts due from holding company and fellow subsidiaries	5,655							5,655
- other	3,240							3,240
Intangible assets							815	815
Property, plant and equipment							1,970	1,970
Deferred tax							496	496
Prepayments, accrued income and other assets	—	—	—	32			1,986	2,018
	55,676	345	4,613	255,014		304	5,267	321,219

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	21,170	—			14,112			35,282
- repos	1,425	—			10,602			12,027
- other (2)	15	—			6,309			6,324
Customer accounts
- amounts due to fellow subsidiaries	694	—			6,047			6,741
- repos	19,693	—			4,292			23,985
- other (3)	174	2,291			167,193			169,658
Debt securities in issue (4)	75	—			17,137			17,212
Settlement balances	—	—			1,850			1,850
Short positions	11,241	—						11,241
Derivatives
- amounts due to holding company and fellow subsidiaries	6,133							6,133
- other	1,933							1,933
Accruals, deferred income and other liabilities	—	—			532	5	3,495	4,032
Retirement benefit liabilities							1,198	1,198
Deferred tax							46	46
Subordinated liabilities
- amounts due to holding company	1,224	—			3,069			4,293
- other	—	—			5,806			5,806
	63,777	2,291			236,949	5	4,739	307,761
Equity								13,458
								321,219

For notes relating to this table refer to page 144.

Notes on the accounts continued	Notes on the accounts

The above includes amounts due from/to:
	2010		2009		2008
	Holding company	Fellow subsidiaries	Holding company	Fellow subsidiaries	Holding company	Fellow subsidiaries
2010	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	138,130	274	116,616	1,243	53,781	404
Derivatives	1,327	36	2,422	7	5,647	8

Liabilities
Deposits by banks	38,154	2,189	36,162	8,858	34,401	881
Derivatives	3,018	40	3,940	1	6,132	1

Notes:
(1)	Includes items in the course of collection from other banks of £1,639 million (2009 - £2,118 million; 2008 - £2,107 million).
(2)	Includes items in the course of transmission to other banks of £629 million (2009 - £649 million; 2008 - £545 million).
(3)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £87 million greater (2009 - £17 million greater; 2008 - £81 million lower) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(4)
Comprises bonds and medium term notes of £6,743 million (2009 - £8,839 million; 2008 - £11,574 million) and certificates of deposit and other commercial paper of £1,519 million (2009 - £2,631 million; 2008 - £5,638 million).

(5)	During 2008, the Group reclassified financial assets from the held-for-trading category into the loans and receivables category (see page 149).

Notes on the accounts continued	Notes on the accounts

10 Financial instruments - classification continued
The following tables analyse the Bank’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Bank
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Non financial assets/ liabilities	Total
2010	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	867			867
Loans and advances to banks
- amounts due from holding company and subsidiaries	79	1,833	—	90,442			92,354
- other (1)	1	—	—	3,091			3,092
Loans and advances to customers
- amounts due from subsidiaries	906	—	—	7,792			8,698
- other	240	—	—	68,686			68,926
Debt securities	—	1,545	3	1,693			3,241
Equity shares	—	—	15	—			15
Investment in Group undertakings						5,743	5,743
Derivatives
- amounts due from holding company and subsidiaries	748						748
- other	1,496						1,496
Intangible assets						359	359
Property, plant and equipment						811	811
Deferred tax						88	88
Prepayments, accrued income and other assets	—	—	—	—		752	752
	3,470	3,378	18	172,571		7,753	187,190

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	109	—			17,362		17,471
- other (2)	—	—			2,728		2,728
Customer accounts
- amounts due to subsidiaries	1,270	1,545			1,569		4,384
- other (3)	13	1,814			142,823		144,650
Settlement balances	—	—			4		4
Derivatives
- amounts due to holding company	1,572						1,572
- other	187						187
Accruals, deferred income and other liabilities	—	—			—	1,465	1,465
Retirement benefit liabilities						608	608
Subordinated liabilities
- amounts due to holding company	—	—			3,713		3,713
- other	—	—			2,197		2,197
	3,151	3,359			170,396	2,073	178,979
Equity							8,211
							187,190

For notes relating to this table refer to page 148.

Notes on the accounts continued	Notes on the accounts

	Bank
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Non financial assets/ liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	906			906
Loans and advances to banks
- amounts due from holding company and subsidiaries	130	—	—	78,139			78,269
- other (1)	—	940	—	2,223			3,163
Loans and advances to customers
- amounts due from subsidiaries	24	—	—	14,686			14,710
- other	192	—	—	73,654			73,846
Debt securities	—	—	5	2,158			2,163
Equity shares	—	—	13	—			13
Investment in Group undertakings						6,783	6,783
Derivatives
- amounts due from holding company	1,559						1,559
- other	1,341						1,341
Intangible assets						380	380
Property, plant and equipment						837	837
Prepayments, accrued income and other assets	—	—	—	—		1,004	1,004
	3,246	940	18	171,766		9,004	184,974

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	70	—			18,876		18,946
- other (2)	—	—			2,963		2,963
Customer accounts
- amounts due to subsidiaries	1,080	—			10,257		11,337
- other (3)	96	947			130,645		131,688
Derivatives
- amounts due to holding company	2,343						2,343
- other	163						163
Accruals, deferred income and other liabilities	—	—			—	910	910
Retirement benefit liabilities						472	472
Deferred tax						217	217
Subordinated liabilities
- amounts due to holding company	—	—			3,710		3,710
- other	—	—			3,395		3,395
	3,752	947			169,846	1,599	176,144
Equity							8,830
							184,974

For notes relating to this table refer to page 148.

Notes on the accounts continued	Notes on the accounts

10 Financial instruments - classification continued
	Bank
	Held-for- trading	Designated as at fair value through profit or loss	Hedging derivatives	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Non financial assets/ liabilities	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—		—	838			838
Loans and advances to banks
- amounts due from holding company and subsidiaries	111	302		—	19,161			19,574
- other (1)	—	—		—	3,572			3,572
Loans and advances to customers
- amounts due from subsidiaries	—	—		—	45,062			45,062
- other	302	—		—	79,329			79,631
Debt securities	—	—		41	—			41
Equity shares	—	—		6	—			6
Investment in Group undertakings							7,339	7,339
Derivatives
- amounts due from holding company and subsidiaries	2,671		—					2,671
- other	2,226		—					2,226
Intangible assets							401	401
Property, plant and equipment							883	883
Deferred tax							400	400
Prepayments, accrued income and other assets	—	—		—	—		674	674
	5,310	302		47	147,962		9,697	163,318

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	311	—				5,559		5,870
- other (2)	—	—				2,666		2,666
Customer accounts
- amounts due to subsidiaries	403	—				9,448		9,851
- other (3)	97	302				120,445		120,844
Debt securities in issue (4)	—	—				15		15
Derivatives
- amounts due to holding company and subsidiaries	5,138		—					5,138
- other	187		918					1,105
Accruals, deferred income and other liabilities	—	—				—	1,407	1,407
Retirement benefit liabilities							982	982
Subordinated liabilities
- amounts due to holding company	—	—				2,751		2,751
- other	—	—				5,109		5,109
	6,136	302	918			145,993	2,389	155,738
Equity								7,580
								163,318

For notes relating to this table refer to page 148.

Notes on the accounts continued	Notes on the accounts

The above includes amounts due from/to:
	2010			2009			2008
	Holding company	Fellow subsidiaries	Subsidiaries	Holding company	Fellow subsidiaries	Subsidiaries	Holding company	Fellow subsidiaries	Subsidiaries
Group	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	92,006	272	76	78,203	9	57	18,707	534	333
Loans and advances to customers	—	7,222	1,476	—	12,995	1,715	—	40,920	4,142
Derivatives	737	—	11	1,559	—	—	2,617	—	54

Liabilities
Deposits by banks	15,261	2,194	16	16,572	9	2,365	1,259	4,316	295
Customer accounts	—	4,040	344	—	9,185	2,152	—	6,293	3,558
Derivatives	1,572	—	—	2,343	—	—	3,621	—	1,517

Notes:
(1)	Includes items in the course of collection from other banks of £1,433 million (2009 - £1,881 million; 2008 - £2,022 million).
(2)	Includes items in the course of transmission to other banks of £435 million (2009 - £467 million; 2008 - £532 million).
(3)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £107 million greater (2009 - £26 million greater; 2008 - £8 million lower) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movement in the period in the credit risk premium payable.

(4)	Comprises bonds and medium term notes.
(5)	During 2008, the Bank reclassified financial assets from the held-for-trading category into the loans and receivables category (see page 149).

Amounts included in the consolidated income statement are as follows:
	Group
	2010	2009	2008
	£m	£m	£m
(Losses)/gains on financial assets/liabilities designated as at fair value through profit or loss	(43)	45	2

Notes on the accounts continued	Notes on the accounts

10 Financial instruments - classification continued

Reclassification of financial instruments
In 2008, the Group and Bank reclassified financial assets from the held-for-trading (HFT) category into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended). There were no reclassifications in 2009 or 2010.

The tables below show the carrying value, fair value and the effect on profit or loss of reclassifications undertaken by the Group in 2008.

Group
2010	Carrying value	Fair value			Amount that would have been recognised had reclassification not occurred

Amounts recognised in profit or loss
			Income	Impairment losses
	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans: corporate and other loans	380	284	9	—	72

2009
Reclassified from HFT to LAR
Loans: corporate and other loans	379	222	18	(20)	(88)

The following table provides information on reclassifications made in 2008.

Group
	On reclassification			Carrying value	Fair value	Gains/(losses) up to the date of reclassification	After reclassification		Amount that would have been recognised had reclassification not occurred	2007 Gains/(losses) recognised in the income statement in prior period
	Carrying value	Effective interest rate	Expected cash flows				Income	Impairment losses
2008	£m	%	£m	£m	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans: corporate and other loans	425	5.39	951	466	395	(25)	11	—	(60)	—

The table below shows the carrying value and fair value of reclassifications undertaken by the Bank in 2008.

	Bank
	2010		2009		2008
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans: corporate and other loans	199	103	203	45	264	193

The following table provides information on reclassifications made in 2008.
	Bank
2008	Carrying value	Effective interest rate	Expected cash flows
	£m	%	£m
Reclassified from HFT to LAR
Loans: corporate and other loans	260	3.09	328

Notes on the accounts continued	Notes on the accounts

11 Financial instruments - valuation
Valuation of financial instruments carried at fair value
Control environment
Common valuation policies, procedures, frameworks and models apply across the RBS Group. Therefore for the most part, discussion on these aspects below reflect more in the RBS Group as relevant for businesses and operations in the NatWest Group.

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

All IPV variances are classified as either ‘hard’ or ‘soft’. A variance is hard where the independent information represents tradable or liquid prices, and soft where it does not. Adjustments are required for all hard variances and for aggressive soft variances, but with conservative variances not requiring adjustment.

Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments IPV is performed daily. The minimum frequency of review in the Group is monthly for exposures in the regulatory trading book, and six monthly for exposures in the regulatory banking book. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy, and performs additional independent reviews on highly subjective valuation issues for GBM and Non-Core.

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group’s exposure. A key element of the control environment over model use in the RBS Group is a modelled product review committee, made up of valuations experts from several functions within the RBS Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the RBS Group’s Quantitative Research Centre (‘QuaRC’). Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The QuaRC within RBS Group Risk, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and (where appropriate), considers alternative modelling approaches.

Senior management valuations control committees meets formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both GBM and Non-Core exposures. All material methodology changes require review and ratification by these committees. The committees include valuation specialists representing several independent review functions including market risk, QuaRC and finance.

The RBS Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, GBM and Non-Core senior management Valuations Control Committee and other relevant issues, including the APS credit derivative valuation. The committee covers key material and subjective valuation issues within the trading business. The committee will provide ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee membership includes the RBS Group Finance Director, the RBS Group Chief Accountant, RBS Group Global Head of Group Market and Insurance Risk, GBM Chief Finance Officer and Non-Core Chief Finance Officer, and representation from front office trading and finance.

Valuation issues, adjustments and reserves are reported to the GBM, Non-Core and Group Audit Committees. Key judgmental issues are described in reports submitted to these Audit Committees.

New products
The Group has formal review procedures to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things, that valuation is appropriate. Group Operational Risk owns the Group New Product Approval Process, the scope of which includes new business, markets, models, risks and structures.

During 2010, the Group made a significant and ongoing investment into enhancing its already robust control environment. This included a new global IPV and reserving tool, which partly automates the process of carrying out IPV and consolidation of reserves into a single central portal.

Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 7. Some instruments may not easily fall into a level of the fair value hierarchy per IFRS 7 (see page 152) and judgment may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Business Unit Control (BUC) team following the principles in IFRS. BUC base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument.

Notes on the accounts continued	Notes on the accounts

11 Financial instruments - valuation continued
Valuation of financial instruments carried at fair value continued
These initial classifications are challenged by GPU and are subject to further review by local CFO, divisional CFO and the Group Chief Accountant. Particular attention is paid during the review processes upon instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

Valuation techniques
The Group derives fair value of its instruments differently depending on whether the instrument is a non-modelled or modelled product.

Non-modelled products
Non-modelled products are valued directly from a price input and are typically valued on a position by position basis and include cash, equities and most debt securities.

Modelled products
Modelled products are those that are valued using a pricing model, ranging in complexity from comparatively vanilla products such as interest rate swaps and options (e.g. interest rate caps and floors) through to more complex derivatives. The valuation of modelled products requires an appropriate model and inputs into this model. Sometimes models are also used to derive inputs (e.g. to construct volatility surfaces). The Group uses a number of modelling methodologies.

Inputs to valuation models
Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly affected by the choice of valuation model and by underlying assumptions concerning factors such as the amounts and timing of cash flows, discount rates and credit risk. The principal inputs to these valuation techniques are as follows:

•	Bond prices - quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.

•
Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.

•	Interest rates - these are principally benchmark interest rates such as the London Inter Bank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

•	Foreign currency exchange rates - there are observable markets both for spot and forward contracts and futures in the world’s major currencies.

•	Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.

•	Commodity prices - many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

•
Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

•
Prepayment rates - the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, the Group considers the value of the prepayment option.

•
Counterparty credit spreads - adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

•
Recovery rates/loss given default - these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

The Group may use consensus prices for the source of independent pricing for some assets. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. GBM and Non-Core contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting a price. Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, the Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for any known model limitations.

Notes on the accounts continued	Notes on the accounts

Valuation hierarchy
The table below show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2, level 3.

	2010				2009				2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	—	25.8	—	25.8	—	15.0	—	15.0	—	8.5	—	8.5
- reverse repos	—	6.7	—	6.7	—	4.9	—	4.9	—	3.2	—	3.2
- other	—	—	—	—	—	0.9	—	0.9	—	—	—	—
Loans and advances to customers
- amounts due from fellow subsidiaries	—	2.1	—	2.1	—	0.7	—	0.7	—	—	—	—
- reverse repos	—	9.3	—	9.3	—	4.0	—	4.0	—	2.2	—	2.2
- other	—	0.4	0.2	0.6	—	0.3	0.2	0.5	—	0.3	0.4	0.7
Debt securities	15.7	22.1	—	37.8	14.0	18.6	—	32.6	10.7	24.8	0.5	36.0
Equity shares	—	0.1	0.8	0.9	—	—	0.9	0.9	—	—	1.1	1.1
Derivatives
- amounts due from holding company and fellow subsidiaries	—	1.2	0.2	1.4	0.3	2.1	—	2.4	—	5.1	0.6	5.7
- other	0.2	1.4	0.5	2.1	0.2	1.4	0.5	2.1	0.1	2.6	0.5	3.2
Total assets	15.9	69.1	1.7	86.7	14.5	47.9	1.6	64.0	10.8	46.7	3.1	60.6

Of which is classified as available-for-sale:
Debt securities	1.3	0.4	—	1.7	1.6	0.5	—	2.1	2.5	1.1	—	3.6
Equity shares	—	—	0.8	0.8	—	—	0.9	0.9	—	—	1.0	1.0
Total AFS assets	1.3	0.4	0.8	2.5	1.6	0.5	0.9	3.0	2.5	1.1	1.0	4.6

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	—	14.7	—	14.7	—	17.1	—	17.1	—	21.2	—	21.2
- repos	—	3.0	—	3.0	—	0.6	—	0.6	—	1.4	—	1.4
Customer accounts
- amounts due to fellow subsidiaries (3)	—	2.8	—	2.8	—	1.3	—	1.3	—	0.7	—	0.7
- repos	—	32.6	—	32.6	—	15.5	—	15.5	—	19.7	—	19.7
- other	—	3.4	—	3.4	—	2.6	—	2.6	—	2.5	—	2.5
Short positions	11.6	2.3	—	13.9	10.8	3.1	—	13.9	9.9	1.3	—	11.2
Derivatives
- amounts due to holding company and fellow subsidiaries	0.1	2.7	0.2	3.0	0.5	3.4	—	3.9	—	6.0	0.1	6.1
- other	0.2	0.4	—	0.6	0.1	0.3	—	0.4	0.3	1.7	—	2.0
Other financial liabilities (2)	—	1.0	—	1.0	—	1.1	—	1.1	—	1.1	0.1	1.2
Total liabilities	11.9	62.9	0.2	75.0	11.4	45.0	—	56.4	10.2	55.7	0.2	66.1

For notes to this table refer to page 153.

Notes on the accounts continued	Notes on the accounts

11 Financial instruments - valuation continued
Valuation hierarchy continued

Notes:
(1)
Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using;
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data. The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques includes most non-G10 government securities, government agency securities, investment-grade corporate bonds, certain mortgage products, most bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: Instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2)	Comprise subordinated liabilities, and £0.1 billion of debt securities in issue at 31 December 2008.

(3)	2009 has been revised.

Judgmental issues
The diverse range of products traded by the Group results in a wide range of instruments that are classified into the three level hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgment is required. The majority of the Group’s financial instruments carried at fair value are classified as level 2: inputs are observable either directly (i.e. as a price) or indirectly (i.e. derived from prices).

Active and inactive markets
A key input in the decision making process for the allocation of assets to a particular level is liquidity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input. For example, a derivative can be placed into level 2 or level 3 dependent upon its liquidity.

Where markets are liquid or very liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. This can be made more difficult as assessing the liquidity of a market may not always be straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an-over-the counter (OTC) derivative assessing the liquidity of the market with no central exchange can be more difficult.

A key related issue is where a market moves from liquid to illiquid or vice versa. Where this change is considered to be temporary, the classification is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been considered to be liquid, the instrument will continue to be classified in the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects.

Interaction with the IPV process
The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty is liquid or illiquid.

As part of the Group’s IPV process, data is gathered at a trade level from market trading activity, trading systems, pricing services, consensus pricing providers, brokers and research material amongst other sources. The breadth and detail of this data allows a good assessment to be made of liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available the instrument will be considered to be level 3.

Modelled products
For modelled products the market convention is to quote these trades through the model inputs or parameters as opposed to a cash price equivalent. A mark-to-market is derived from the use of the independent market inputs calculated using the Group’s model.

The decision to classify a modelled asset as level 2 or 3 will be dependent upon the product/model combination, the currency, the maturity, the observability of input parameters and other factors. All these need to be assessed to classify the asset.

An assessment is made of each input into a model. There may be multiple inputs into a model and each is assessed in turn for observability and quality. If an input fails the observability or quality tests then the instrument is considered to be in level 3 unless the input can be shown to have an insignificant effect on the overall valuation of the product.

The majority of derivative instruments are classified as level 2 as they are vanilla products valued using observable inputs. The valuation uncertainty on these is considered to be low and both input and output testing may be available. Examples of these products would be vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives.

Notes on the accounts continued	Notes on the accounts

Non-modelled products
Non-modelled products are generally quoted on a price basis and can therefore be considered for each of the 3 levels. This is determined by the liquidity and valuation uncertainty of the instruments which is in turn measured from the availability of independent data used by the IPV process.

The availability and quality of independent pricing information is considered during the classification process. An assessment is made regarding the quality of the independent information. For example where consensus prices are used for non-modelled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be level 3. This hurdle rate is consistent with the rate used in the IPV process to determine whether or not the data is of sufficient quality to adjust the instrument’s valuations. However where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.

For some instruments with a wide number of available price sources, there may be differing quality of available information and there may be a wide range of prices from different sources. In these situations an assessment is made as to which source is the highest quality and this will be used to determine the classification of the asset. For example, a tradable quote would be considered a better source than a consensus price.

Instruments that cross levels
Some instruments will predominantly be in one level or the other, but others may cross between levels. For example, a cross currency swap may be between very liquid currency pairs where pricing is readily observed in the market and will therefore be classified as level 2. The cross currency swap may also be between two illiquid currency pairs in which case the swap would be placed into level 3. Defining the difference between liquid and illiquid may be based upon the number of consensus providers the consensus price is made up from and whether the consensus price can be supplemented by other sources.

Level 3 portfolio and sensitivity methodologies
For each of the portfolio categories shown in the above table, set out below is a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of valuation techniques used for levels 2 and 3 and inputs to those models and techniques. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this are also included.

Sensitivity represents the reasonably possible favourable and unfavourable effect respectively on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

Level 3 sensitivities are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely overall potential uncertainty on the whole portfolio. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be observed.

Loans and advances to customers
Loans in level 3 primarily comprise commercial mortgages.

Commercial mortgages
These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by the Group for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternate assumptions for credit spread would reduce the fair value of £0.2 billion (2009 - £0.2 billion; 2008 - £0.2 billion) by up to £10 million (2009 - £10 million; 2008 £10 million) or increase by up to £20 million (2009 - £20 million; 2008 - £10 million).

Commercial mortgage-backed securities
CMBS are valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

Notes on the accounts continued	Notes on the accounts

11 Financial instruments - valuation continued

Equity shares
Level 3 equity shares principally comprise investments of £0.8 billion (2009 - £0.9 billion; 2008 - £0.8 billion) in fellow subsidiaries.

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

Using reasonably possible alternative assumptions the fair value of £0.7 billion (2009 - £0.5 billion; 2008 - £1.1 billion) would be reduced by up to £50 million (2009 - £50 million; 2008 - £80 million) or increased by up to £50 million (2009 - £30 million; 2008 - £80 million).

Level 3 movement table
		Gains/(losses) recognised in the								Gains/ (losses) relating to instruments held at year end
	At 1 January 2010	Income statement	SOCI	Transfers in/(out) of level 3	Purchases	Settlements	Sales	Foreign exchange	At 31 December 2010
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (1)
Loans and advances	182	(9)	—	—	5	(11)	(3)	8	172	(12)
Debt securities	38	25	—	(42)	67	(7)	(32)	2	51	(2)
Equity shares	3	4	—	—	2	—	(8)	—	1	4
Derivatives	502	20	—	136	4	(3)	(2)	—	657	20
FVTPL assets	725	40	—	94	78	(21)	(45)	10	881	10

AFS
Debt securities	11	—	—	—	—	—	(8)	—	3	—
Equity shares	912	(3)	(14)	(75)	16	(2)	(12)	13	835	(3)
AFS assets	923	(3)	(14)	(75)	16	(2)	(20)	13	838	(3)
	1,648	37	(14)	19	94	(23)	(65)	23	1,719	7

Liabilities
Derivatives	24	(7)	—	226	5	—	—	—	248	(7)

For the note to this table refer to page 156.

Notes on the accounts continued	Notes on the accounts

		Gains/(losses) recognised in the
	At 1 January 2009	Income statement	SOCI	Transfers in/(out) of Level 3	Purchases and issues	Sales and settlements	Foreign exchange	At 31 December 2009	Gains/ (losses) relating to instruments held at year end
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (1)
Loans and advances	376	(73)	—	(68)	19	(40)	(32)	182	7
Debt securities	464	(19)	—	(133)	104	(345)	(33)	38	(58)
Equity shares	137	(18)	—	—	2	(112)	(6)	3	(14)
Derivatives	1,099	6	—	(28)	—	(575)	—	502	(2)
FVTPL assets	2,076	(104)	—	(229)	125	(1,072)	(71)	725	(67)

AFS
Debt securities	28	—	—	—	3	(20)	—	11	—
Equity shares	970	(23)	(9)	(2)	31	(23)	(32)	912	(9)
AFS assets	998	(23)	(9)	(2)	34	(43)	(32)	923	(9)
	3,074	(127)	(9)	(231)	159	(1,115)	(103)	1,648	(76)

Liabilities
Derivatives	74	21	—	1	—	(70)	(2)	24	12
Other financial liabilities	89	—	—	(89)	—	—	—	—	—
	163	21	—	(88)	—	(70)	(2)	24	12

Note:
(1)	Fair value through profit or loss.

There were no significant transfers between level 1 and level 2 during 2010 and 2009.

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and the fair value of financial instruments carried on the balance sheet at amortised cost.

	Group						Bank
	2010 Carrying value	2010 Fair value	2009 Carrying value	2009 Fair value	2008 Carrying value	2008 Fair value	2010 Carrying value	2010 Fair value	2009 Carrying value	2009 Fair value	2008 Carrying value	2008 Fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Cash and balances at central banks	1,824	1,824	1,805	1,805	1,285	1,285	867	867	906	906	838	838
Loans and advances to banks	123,421	123,286	112,416	112,418	54,500	54,475	93,533	93,426	80,362	80,357	22,733	22,708
Loans and advances to customers	143,080	130,814	159,207	152,758	195,384	188,404	76,478	73,186	88,340	84,419	124,391	120,165
Debt securities	1,696	1,387	2,159	2,098	—	—	1,693	1,383	2,158	2,097	—	—
Settlement balances	3,761	3,761	4,573	4,573	4,117	4,117	—	—	—	—	—	—

Financial liabilities
Deposits by banks	34,882	35,084	43,676	43,665	31,023	31,022	20,090	20,093	21,839	21,830	8,225	8,224
Customer accounts	217,462	217,487	208,137	207,440	177,532	177,532	144,392	144,365	140,902	140,169	129,893	129,844
Debt securities in issue	8,262	6,150	11,470	9,362	17,137	16,087	—	—	—	—	15	15
Settlement balances	2,943	2,943	3,027	3,027	1,850	1,850	4	4	—	—	—	—
Subordinated liabilities	6,551	6,467	7,857	7,535	8,875	8,178	5,910	5,813	7,105	6,784	7,860	7,163

Notes on the accounts continued	Notes on the accounts

11 Financial instruments - valuation continued

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

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

The fair value of financial instruments which are of short maturity (three months or less) approximates their carrying value. This applies mainly to cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks and demand deposits.

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

Notes on the accounts continued	Notes on the accounts

12 Financial instruments - maturity analysis
Remaining maturity
The following tables show the residual maturity of financial instruments, based on contractual date of maturity.

	Group
	2010			2009			2008
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	1,824	—	1,824	1,804	1	1,805	1,283	2	1,285
Loans and advances to banks	150,757	5,172	155,929	120,391	12,839	133,230	62,423	3,811	66,234
Loans and advances to customers	74,433	80,700	155,133	78,298	86,105	164,403	110,546	87,721	198,267
Debt securities	5,516	33,978	39,494	2,504	32,285	34,789	5,797	30,196	35,993
Equity shares	—	904	904	—	966	966	—	1,129	1,129
Settlement balances	3,761	—	3,761	4,573	—	4,573	4,117	—	4,117
Derivatives	803	2,657	3,460	1,007	3,463	4,470	2,719	6,176	8,895

Liabilities
Deposits by banks	49,363	3,189	52,552	50,435	10,998	61,433	50,793	2,840	53,633
Customer accounts	249,994	6,238	256,232	219,559	7,904	227,463	195,111	5,273	200,384
Debt securities in issue	2,799	5,463	8,262	3,978	7,492	11,470	8,364	8,848	17,212
Settlement balances and short positions	4,863	12,023	16,886	3,441	13,503	16,944	2,691	10,400	13,091
Derivatives	1,361	2,194	3,555	736	3,578	4,314	2,308	5,758	8,066
Subordinated liabilities	675	6,908	7,583	937	8,062	8,999	1,050	9,049	10,099
	Bank
	2010			2009			2008
	Less than 12 months	More than months	Total	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	867	—	867	906	—	906	838	—	838
Loans and advances to banks	94,626	820	95,446	73,633	7,799	81,432	23,033	113	23,146
Loans and advances to customers	36,582	41,042	77,624	42,532	46,024	88,556	81,196	43,497	124,693
Debt securities	1,695	1,546	3,241	5	2,158	2,163	41	—	41
Equity shares	—	15	15	—	13	13	—	6	6
Derivatives	306	1,938	2,244	461	2,439	2,900	1,216	3,681	4,897

Liabilities
Deposits by banks	18,125	2,074	20,199	12,594	9,315	21,909	7,462	1,074	8,536
Customer accounts	145,020	4,014	149,034	139,768	3,257	143,025	128,599	2,096	130,395
Debt securities in issue	—	—	—	—	—	—	15	—	15
Derivatives	255	1,504	1,759	412	2,094	2,506	1,081	5,162	6,243
Settlement balances	4	—	4	—	—	—	—	—	—
Subordinated liabilities	478	5,432	5,910	625	6,480	7,105	856	7,004	7,860

Notes on the accounts continued	Notes on the accounts

12 Financial instruments - maturity analysis continued
On balance sheet liabilities
The following tables show, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2010	£m	£m	£m	£m	£m	£m
Deposits by banks	32,224	1,330	683	633	100	35
Customers accounts	198,045	12,159	5,848	2,144	1,054	1,180
Debt securities in issue	1,528	1,586	41	1	—	—
Subordinated liabilities	95	776	1,092	837	3,338	610
Settlement balances and other liabilities	3,647	—	—	—	—	—
	235,539	15,851	7,664	3,615	4,492	1,825

Guarantees and commitments - notional amount
Guarantees (1)	2,606	—	—	—	—	—
Commitments (2)	52,965	—	—	—	—	—
	55,571	—	—	—	—	—

2009
Deposits by banks	39,886	2,031	1,103	499	224	5
Customers accounts	203,751	3,094	2,465	1,836	108	20
Debt securities in issue	3,605	1,354	444	408	—	—
Subordinated liabilities	1,946	588	1,160	1,393	4,621	732
Settlement balances and other liabilities	3,744	—	—	—	1	4
	252,932	7,067	5,172	4,136	4,954	761

Guarantees and commitments - notional amount
Guarantees (1)	2,450	—	—	—	—	—
Commitments (2)	57,199	—	—	—	—	—
	59,649	—	—	—	—	—

2008
Deposits by banks	25,194	3,198	2,046	509	319	4
Customers accounts	171,888	4,319	2,498	1,540	153	24
Debt securities in issue	8,482	3,131	1,185	1,105	445	742
Subordinated liabilities	227	1,536	2,257	824	3,869	2,468
Settlement balances and other liabilities	2,382	—	—	—	4	—
	208,173	12,184	7,986	3,978	4,790	3,238

Notes:
(1)	The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2)
The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Notes on the accounts continued	Notes on the accounts

	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2010	£m	£m	£m	£m	£m	£m
Deposits by banks	19,833	8	6	236	15	31
Customers accounts	132,868	5,740	3,708	1,285	837	1,160
Subordinated liabilities	48	578	1,030	579	3,338	610
Settlement balances and other liabilities	4	—	—	—	—	—
	152,753	6,326	4,744	2,100	4,190	1,801

Guarantees and commitments - notional amount
Guarantees	1,396	—	—	—	—	—
Commitments	43,297	—	—	—	—	—
	44,693	—	—	—	—	—

2009
Deposits by banks	20,432	1,230	4	4	183	—
Customer accounts	141,596	253	7	—	3	—
Subordinated liabilities	1,653	272	1,146	1,322	4,564	681
	163,681	1,755	1,157	1,326	4,750	681

Guarantees and commitments - notional amount
Guarantees	1,369	—	—	—	—	—
Commitments	46,930	—	—	—	—	—
	48,299	—	—	—	—	—

2008
Deposits by banks	6,332	798	948	11	157	—
Customer accounts	128,925	593	741	7	—	—
Debt securities in issue	—	15	—	—	—	—
Derivatives held for hedging	10	57	125	95	203	366
Subordinated liabilities	178	1,055	1,892	752	3,816	2,432
	135,445	2,518	3,706	865	4,176	2,798

The tables above show the timing of cash outflows to settle financial liabilities, prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months’ period whatever the level of the index at the year end. The settlement date of debt securities in issue issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years - the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table as are interest payments after 20 years.

Held-for-trading liabilities - held-for-trading liabilities amounting to £70.1 billion (2009 - £54.0 billion; 2008 - £63.8 billion) for the Group and £3.2 billion (2009 - £3.8 billion; 2008 - £6.1 billion) for the Bank have been excluded from the table in view of their short term nature.

Notes on the accounts continued	Notes on the accounts

13 Financial assets - impairments
The following tables show the movement in the provision for impairment losses for loans and advances.

	Group
	Individually	Collectively		Total
	assessed	assessed	Latent	2010	2009	2008
	£m	£m	£m	£m	£m	£m
At 1 January	2,198	2,616	860	5,674	2,926	2,340
Currency translation and other adjustments	(18)	(30)	(4)	(52)	2	135
Disposal of subsidiaries	(3)	—	—	(3)	—	(70)
Amounts written-off	(230)	(859)	—	(1,089)	(1,171)	(792)
Recoveries of amounts previously written-off	—	51	—	51	48	62
Charged to the income statement	3,517	1,345	277	5,139	4,115	1,351
Unwind of discount	(208)	(103)	—	(311)	(246)	(100)
At 31 December (1)	5,256	3,020	1,133	9,409	5,674	2,926

Note:
(1)	Includes £9 million relating to loans and advances to banks (2009 - £9 million; 2008 - £2 million).

	Bank
	Individually	Collectively		Total
	assessed	assessed	Latent	2010	2009	2008
	£m	£m	£m	£m	£m	£m
At 1 January	377	2,164	571	3,112	2,103	1,921
Currency translation and other adjustments	7	(18)	—	(11)	(3)	6
Amounts written-off	(216)	(816)	—	(1,032)	(1,124)	(739)
Recoveries of amounts previously written-off	—	50	—	50	47	55
Charged to the income statement	399	945	(52)	1,292	2,166	929
Unwind of discount	(12)	(56)	—	(68)	(77)	(69)
At 31 December (1)	555	2,269	519	3,343	3,112	2,103

Note:
(1)	Includes £8 million relating to loans and advances to banks (2009 - £8 million: 2008 - nil).

Impairment losses charged to the income statement
	Group
	2010	2009	2008
	£m	£m	£m
Loans and advances to customers	5,139	4,108	1,351
Loans and advances to banks	—	7	—
	5,139	4,115	1,351
Equity shares	5	24	11
	5,144	4,139	1,362

	Group
	2010	2009	2008
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	289	310	243
Foreign	162	153	108
	451	463	351

Interest on impaired loans included in net interest income
Domestic	119	124	78
Foreign	192	122	22
	311	246	100

Notes on the accounts continued	Notes on the accounts

The following tables show an analysis of impaired financial assets.

	Group
	2010			2009			2008
	Cost	Provision	Carrying value	Cost	Provision	Carrying value	Cost	Provision	Carrying value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	9	9	—	9	9	—	2	2	—
Loans and advances to customers (2)	17,926	8,267	9,659	12,906	4,805	8,101	6,070	2,644	3,426
	17,935	8,276	9,659	12,915	4,814	8,101	6,072	2,646	3,426

	Group
	Carrying value 2010	Carrying value 2009	Carrying value 2008
	£m	£m	£m
Available-for-sale
Debt securities (1)	1	—	—
Equity shares	1	15	7
	2	15	7

	Bank
	2010			2009			2008
	Cost	Provision	Carrying Value	Cost	Provision	Carrying Value	Cost	Provision	Carrying Value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	8	8	—	8	8	—	—	—	—
Loans and advances to customers (3)	4,603	2,816	1,787	4,362	2,533	1,829	3,135	1,949	1,186
	4,611	2,824	1,787	4,370	2,541	1,829	3,135	1,949	1,186

Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £12,609 million (2009 - £8,340 million; 2008 - £2,654 million).
(3)	Impairment provisions individually assessed on balances of £1,424 million (2009 - £1,122 million; 2008 - £404 million).

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

	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Other property	100	104	—	—	—	—
Cash	108	41	28	108	41	28
	208	145	28	108	41	28

In general, the Group seeks to dispose of property and other assets not readily convertible into cash, obtained by taking possession of collateral, as rapidly as the market for the individual asset permits.

Notes on the accounts continued	Notes on the accounts

13 Financial investments - impairments continued
The following loans and advances to customers were past due at the balance sheet date but not considered impaired:

	Group					Bank
	Past due 1-29 days	Past due 30-59 days	Past due 60-89 days	Past due 90 days or more	Total	Past due 1-29 days	Past due 30-59 days	Past due 60-89 days	Past due 90 days or more	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2010	2,555	1,045	614	1,637	5,851	712	319	173	1,163	2,367
2009	2,465	1,010	1,387	1,670	6,532	1,075	600	1,084	1,016	3,775
2008	2,909	743	500	1,000	5,152	1,151	302	207	556	2,216

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to £1,582 million (Bank - £38 million) at 31 December 2010 (2009: Group - £514 million; Bank - £173 million; 2008: Group - £127 million; Bank: - £127 million).

14 Derivatives
Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

The following table shows the notional amount and fair value of the Group’s derivatives.

	Group
	2010			2009			2008
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	21	314	332	22	366	335	41	1,916	1,424
Currency swaps	4	292	471	5	265	478	7	404	824
Options purchased	3	51	—	3	90	—	5	267	—
Options written	2	—	51	2	—	90	4	—	266

Interest rate contracts
Interest rate swaps	355	2,356	2,524	410	3,197	3,146	264	4,490	4,927
Options purchased	32	316	—	60	391	—	34	407	—
Options written	34	—	132	63	—	196	28	—	162
Futures and forwards	90	6	9	40	4	4	63	—	6

Credit derivatives	2	25	25	5	86	54	242	1,376	447

Equity and commodity contracts	3	100	11	2	71	11	1	35	10
		3,460	3,555		4,470	4,314		8,895	8,066

Amounts above include:
Due from/to holding company		1,327	3,018		2,422	3,940		5,647	6,132
Due from/to fellow subsidiaries		36	40		7	1		8	1

Notes on the accounts continued	Notes on the accounts

	Bank
	2010			2009			2008
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	14	231	218	11	197	199	16	954	883
Currency swaps	3	240	250	3	154	184	3	206	282
Options purchased	2	45	—	2	88	—	4	259	—
Options written	1	—	45	2	—	87	3	—	259

Interest rate contract
Interest rate swaps	148	1,422	1,119	260	2,095	1,863	82	3,136	4,753
Options purchased	9	285	—	9	332	—	6	304	—
Options written	11	—	110	12	—	162	2	—	40
Futures and forwards	2	6	9	4	4	4	—	—	—

Credit derivatives	—	15	8	1	30	7	2	38	26
		2,244	1,759		2,900	2,506		4,897	6,243

Amounts above include:
Due from/to holding company		737	1,572		1,559	2,343		2,617	3,621
Due from/to subsidiaries		11	—		—	—		54	1,517

Certain derivative asset and liability balances with the London Clearing House, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation’, are shown net.

Included above for 2008 are derivative liabilities held for hedging purposes of £720 million of fair value hedging interest rate contracts and £198 million cash flow hedging interest rate contracts.

The following tables show, for the Bank, when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

	Bank
	0-1	1-2	2-3	3-4	4-5	5-10	10-20	Over 20
	years	years	years	years	years	years	years	years	Total
2008	£m	£m	£m	£m	£m	£m	£m	£m	£m
Hedged forecast cash flows expected to occur
Forecast payable cash flows	(5)	(5)	(5)	(5)	(5)	(25)	(51)	(15)	(116)

Hedged forecast cash flows affect profit or loss
Forecast payable cash flows	(5)	(5)	(5)	(5)	(5)	(25)	(51)	(15)	(116)

Notes on the accounts continued	Notes on the accounts

15 Debt securities
	Group
	UK central and local government	US central and local government	Other central and local government	Banks and building societies	Asset-backed securities (1)	Corporate	Other (2)	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	14,394	119	353	17,361	2,341	—	34,568
Designated as at fair value	1	—	1	3	1,546	7	—	1,558
Available-for-sale	—	—	1,258	220	121	73	—	1,672
Loans and receivables	—	—	—	—	1,693	3	—	1,696
	1	14,394	1,378	576	20,721	2,424	—	39,494

Available-for-sale
Gross unrealised gains	—	—	15	6	2	1	—	24
Gross unrealised losses	—	—	—	(12)	(2)	—	—	(14)

2009
Held-for-trading	—	12,189	301	487	15,416	2,137	—	30,530
Designated as at fair value	1	—	—	3	1	8	—	13
Available-for-sale	—	—	1,559	375	128	25	—	2,087
Loans and receivables	—	—	—	—	2,159	—	—	2,159
	1	12,189	1,860	865	17,704	2,170	—	34,789

Available-for-sale
Gross unrealised gains	—	—	16	3	2	1	—	22
Gross unrealised losses	—	—	—	(7)	—	—	—	(7)

2008
Held-for-trading	—	8,157	63	62	20,338	3,737	—	32,357
Designated as at fair value	1	—	—	—	1	17	2	21
Available-for-sale	1,372	—	1,343	713	168	19	—	3,615
	1,373	8,157	1,406	775	20,507	3,773	2	35,993

Available-for-sale
Gross unrealised gains	—	—	24	—	1	—	—	25
Gross unrealised losses	(25)	—	—	(24)	(14)	—	—	(63)

Notes:
(1)	Includes securities issued by US federal agencies and government sponsored entities, and covered bonds.
(2)	Includes securities, other than asset-backed securities, issued by US federal agencies and government sponsored entities.

Gross gains of £1 million (2009 - £60 million; 2008 - £14 million) and gross losses of £1 million (2009 - £2 million; 2008 - nil) were realised on the sale of available-for-sale securities.

	Bank
	2010			2009			2008
	Asset- backed securities	Corporate	Total	Asset- backed securities	Corporate	Total	Banks and building societies	Corporate	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Designated as at fair value	1,545	—	1,545	—	—	—	—	—	—
Available-for-sale	—	3	3	—	5	5	34	7	41
Loans and receivables	1,693	—	1,693	2,158	—	2,158	—	—	—
	3,238	3	3,241	2,158	5	2,163	34	7	41

Notes on the accounts continued	Notes on the accounts

The following table analyses by issuer, the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
2010
Other central and local government	894	1.0	361	3.9	3	3.3	—	—	1,258	1.8
Banks and building societies	116	1.1	98	1.8	6	3.5	—	—	220	1.5
Asset-backed securities (1)	9	3.1	42	3.7	—	—	70	0.1	121	1.5
Corporate	10	4.4	25	3.7	38	4.5	—	—	73	4.2
	1,029	1.1	526	3.5	47	4.3	70	0.1	1,672	1.9

Note:
(1)	Includes securities issued by US federal agencies and government sponsored entities.

16 Equity shares

	Group
	2010			2009			2008
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	15	—	15	4	1	5	7	102	109
Designated as at fair value through profit or loss	26	—	26	25	—	25	22	—	22
Available-for-sale	15	848	863	13	923	936	4	994	998
	56	848	904	42	924	966	33	1,096	1,129

Available-for-sale
Gross unrealised gains	10	25	35	8	35	43	—	42	42
Gross unrealised losses	—	(21)	(21)	—	(30)	(30)	(4)	(12)	(16)

Gross gains of £1 million (2009 - £3 million; 2008 - £4 million) and gross losses of £20 million (2009 - £1 million; 2008 - £1 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £149 million (2009 - £592 million; 2008 - £5 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £772 million (2009 - £766 million; 2008 - £634 million).

Disposals in the year generated losses of £1.7 million (2009 - £0.6 million; 2008 - nil).

	Bank
	2010			2009			2008
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Available-for-sale	11	4	15	9	4	13	2	4	6

Available-for-sale
Gross unrealised gains	9	—	9	7	—	7	—	—	—

Disposals of unquoted equity investments classified as available-for-sale financial assets generated no gains or losses (2009 and 2008 - nil).

Notes on the accounts continued	Notes on the accounts

17 Investments in Group undertakings
Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2010	2009	2008
	£m	£m	£m
At 1 January	6,783	7,339	6,052
Currency translation and other adjustments	12	(130)	441
Additional investments in Group undertakings	4,152	3,005	—
Additions	—	—	846
Redemption of investments in Group undertakings	(1,378)	(1,150)	—
Impairment of investments	(3,826)	(2,281)	—
At 31 December	5,743	6,783	7,339

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted.

All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies, and are all wholly-owned. All of these subsidiary undertakings are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

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

Notes on the accounts continued	Notes on the accounts

18 Intangible assets
	Group
	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2010	£m	£m	£m	£m	£m
Cost
At 1 January 2010	901	31	46	2,259	3,237
Currency translation and other adjustments	15	(1)	(1)	(2)	11
Additions	—	—	—	58	58
Disposal of subsidiaries	(78)	—	—	—	(78)
At 31 December 2010	838	30	45	2,315	3,228

Accumulated amortisation and impairment
At 1 January 2010	538	31	41	1,879	2,489
Currency translation and other adjustments	(16)	(1)	(1)	(1)	(19)
Charge for the year	—	—	2	73	75
At 31 December 2010	522	30	42	1,951	2,545

Net book value at 31 December 2010	316	—	3	364	683

2009
Cost
At 1 January 2009	973	35	49	2,195	3,252
Currency translation and other adjustments	(72)	(2)	(3)	(6)	(83)
Additions	—	—	—	70	70
Disposals and write-off of fully amortised assets	—	(2)	—	—	(2)
At 31 December 2009	901	31	46	2,259	3,237

Accumulated amortisation and impairment
At 1 January 2009	579	24	41	1,793	2,437
Currency translation and other adjustments	(41)	(2)	(2)	(5)	(50)
Disposals and write-off of fully amortised assets	—	(1)	—	—	(1)
Charge for the year	—	10	2	91	103
At 31 December 2009	538	31	41	1,879	2,489

Net book value at 31 December 2009	363	—	5	380	748

2008
Cost
At 1 January 2008	773	27	32	2,028	2,860
Currency translation and other adjustments	247	8	10	8	273
Additions	—	—	8	159	167
Disposal of subsidiaries	(47)	—	—	—	(47)
Disposals and write-off of fully amortised assets	—	—	(1)	—	(1)
At 31 December 2008	973	35	49	2,195	3,252

Accumulated amortisation and impairment
At 1 January 2008	—	14	13	1,589	1,616
Currency translation and other adjustments	—	7	4	1	12
Disposals and write-off of fully amortised assets	—	—	(1)	—	(1)
Charge for the year	—	3	4	99	106
Write down of goodwill and other intangible assets	579	—	21	104	704
At 31 December 2008	579	24	41	1,793	2,437

Net book value at 31 December 2008	394	11	8	402	815

Notes on the accounts continued	Notes on the accounts

18 Intangible assets continued
	Bank
	2010 £m	2009 £m	2008 £m
Internally generated software
Cost
At 1 January	2,133	2,064	1,912
Additions	53	69	152
At 31 December	2,186	2,133	2,064

Accumulated amortisation
At 1 January	1,753	1,663	1,537
Charge for the year	74	90	81
Write down	—	—	45
At 31 December	1,827	1,753	1,663

Net book value at 31 December	359	380	401

Impairment review
The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value. The CGUs of the Group, where the goodwill is significant are as follows:

	Significant acquisition	Recoverable amount based on	Goodwill at 30 September 2010 £m	Goodwill at 30 September 2009 £m
Global Banking & Markets	Greenwich	Fair value less cost to sell	120	117
Wealth	Bank Von Ernst	Value in use	184	170

			Goodwill prior to write-down £m	Write-down £m	Goodwill at 31 December 2008 £m
Global Banking & Markets	Greenwich	Fair value less cost to sell	128	—	128
Europe & Middle East Retail & Commercial Banking	First Active	Value in use	576	(576)	—
Asia Retail & Commercial Banking	Bank Von Ernst	Value in use	182	—	182

The analysis of goodwill by operating segment is shown in Note 36.

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

The goodwill in Global Banking & Markets arose from the Group’s interest in Greenwich Capital. The recoverable amount exceeds the carrying value by £1.0 billion (2009 - more than 100%). The earnings multiples, validated against independent analyst information, or the earnings would have to reduce by a quarter to cause the recoverable amount to equal the carrying value.

In Wealth there was no impairment recognised in respect of the goodwill arising on the acquisition of Bank von Ernst. The recoverable amount, based on a 5% (2009 - 5%) terminal growth rate and 11.3% (2009 - 11%) pre-tax discount rate, exceeded its carrying amount by £120 million (2009 - £1.0 billion). A 1% change in the discount rate or the terminal growth rate would change the recoverable amount by approximately £200 million (2009 - £250 million) and £170 million (2009 - £200 million) respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by £70 million (2009 - £100 million).

In 2008, a goodwill write down was recorded in Europe & Middle East Retail & Commercial Banking.

Notes on the accounts continued	Notes on the accounts

19 Property, plant and equipment
	Group
	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2010	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January 2010	1,604	1,377	136	652	443	4,212
Currency translation and other adjustments	(47)	14	(1)	4	9	(21)
Disposal of subsidiaries	—	—	—	—	(4)	(4)
Reclassifications	—	10	1	(12)	1	—
Additions	101	57	3	65	74	300
Change in fair value of investment properties	(114)	—	—	—	—	(114)
Disposals and write-off of fully depreciated assets	—	(34)	(6)	(56)	(51)	(147)
At 31 December 2010	1,544	1,424	133	653	472	4,226

Accumulated impairment, depreciation and amortisation
At 1 January 2010	—	320	57	277	258	912
Currency translation and other adjustments	—	1	—	3	(2)	2
Disposal of subsidiaries	—	—	—	—	(2)	(2)
Write down of property, plant and equipment	—	31	4	—	1	36
Disposals and write-off of fully depreciated assets	—	(9)	(2)	(17)	(42)	(70)
Charge for the year	—	45	6	50	56	157
At 31 December 2010	—	388	65	313	269	1,035

Net book value at 31 December 2010	1,544	1,036	68	340	203	3,191

2009
Cost or valuation
At 1 January 2009	212	1,299	142	717	484	2,854
Currency translation and other adjustments	(52)	(47)	—	(30)	(27)	(156)
Reclassifications	1	18	1	(23)	3	—
Additions	1,336	126	7	31	45	1,545
Change in fair value of investment properties	107	—	—	—	—	107
Disposals and write-off of fully depreciated assets	—	(19)	(14)	(43)	(62)	(138)
At 31 December 2009	1,604	1,377	136	652	443	4,212

Accumulated impairment, depreciation and amortisation
At 1 January 2009	—	291	52	267	274	884
Currency translation and other adjustments	—	(2)	1	(4)	(14)	(19)
Write down of property, plant and equipment	—	5	—	4	—	9
Disposals and write-off of fully depreciated assets	—	(8)	—	(41)	(57)	(106)
Charge for the year	—	34	4	51	55	144
At 31 December 2009	—	320	57	277	258	912

Net book value at 31 December 2009	1,604	1,057	79	375	185	3,300

Notes on the accounts continued	Notes on the accounts

19 Property, plant and equipment continued
	Group
	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2008	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January 2008	110	980	133	635	359	2,217
Currency translation and other adjustments	45	110	5	42	88	290
Additions	125	215	5	52	75	472
Change in fair value of investment properties	2	—	—	—	—	2
Transfer to fellow subsidiary	—	—	—	(8)	(6)	(14)
Disposal of subsidiaries	—	—	—	(2)	(21)	(23)
Disposals and write-off of fully depreciated assets	(70)	(6)	(1)	(2)	(11)	(90)
At 31 December 2008	212	1,299	142	717	484	2,854

Accumulated impairment, depreciation and amortisation
At 1 January 2008	—	247	48	204	204	703
Currency translation and other adjustments	—	4	1	15	49	69
Transfer to fellow subsidiary	—	—	—	(1)	(2)	(3)
Disposal of subsidiaries	—	—	—	(1)	(15)	(16)
Write down of property, plant and equipment	—	12	—	—	—	12
Disposals and write-off of fully depreciated assets	—	(1)	—	(1)	(10)	(12)
Charge for the year	—	29	3	51	48	131
At 31 December 2008	—	291	52	267	274	884

Net book value at 31 December 2008	212	1,008	90	450	210	1,970

Investment properties are valued to reflect fair value, that is, the market value of the Group’s interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that is not necessarily identical to property owned by the Group.

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2010 for a significant majority of the Group’s investment properties was undertaken with the support of external valuers.

The fair value of investment properties includes £12 million of depreciation since purchase (2009 - £105 million appreciation; 2008 - £5 million depreciation).

Rental income from investment properties was £66 million (2009 - nil; 2008 - £10 million).

Direct operating expenses of investment properties were £16 million (2009 and 2008 - nil).

Property, plant and equipment, excluding investment properties, included £339 million assets in the course of construction in 2008.

Freehold and long leasehold properties with a net book value of £2 million (2009 - £3 million; 2008 - nil) were sold subject to operating leases.

Notes on the accounts continued	Notes on the accounts

	Bank
	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2010	£m	£m	£m	£m	£m
Cost or valuation
At 1 January 2010	799	88	491	7	1,385
Reclassifications	11	—	(11)	—	—
Transfer from/(to) fellow subsidiaries	4	—	(15)	—	(11)
Additions	32	3	31	—	66
Disposals and write-off of fully depreciated assets	(5)	(6)	(11)	—	(22)
At 31 December 2010	841	85	485	7	1,418

Accumulated impairment, depreciation and amortisation
At 1 January 2010	274	46	222	6	548
Write-down of property, plant and equipment	1	—	—	—	1
Disposals and write-off of fully depreciated assets	(2)	(2)	(4)	—	(8)
Charge for the year	26	3	36	1	66
At 31 December 2010	299	47	254	7	607

Net book value at 31 December 2010	542	38	231	—	811

2009
Cost or valuation
At 1 January 2009	762	90	523	7	1,382
Currency translation and other adjustments	—	—	(18)	—	(18)
Reclassifications	22	1	(23)	—	—
Additions	30	7	12	—	49
Disposals and write-off of fully depreciated assets	(15)	(10)	(3)	—	(28)
At 31 December 2009	799	88	491	7	1,385

Accumulated impairment, depreciation and amortisation
At 1 January 2009	254	45	194	6	499
Disposals and write-off of fully depreciated assets	(7)	(1)	(9)	—	(17)
Charge for the year	27	2	37	—	66
At 31 December 2009	274	46	222	6	548

Net book value at 31 December 2009	525	42	269	1	837

2008
Cost or valuation
At 1 January 2008	729	90	518	7	1,344
Additions	36	1	7	—	44
Disposals and write-off of fully depreciated assets	(3)	(1)	(2)	—	(6)
At 31 December 2008	762	90	523	7	1,382

Accumulated impairment, depreciation and amortisation
At 1 January 2008	229	42	160	5	436
Disposals and write-off of fully depreciated assets	—	—	(1)	—	(1)
Charge for the year	25	3	35	1	64
At 31 December 2008	254	45	194	6	499

Net book value at 31 December 2008	508	45	329	1	883

Notes on the accounts continued	Notes on the accounts

20 Prepayments, accrued income and other assets
	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Prepayments	22	41	42	—	12	4
Accrued income	221	261	294	91	190	212
Deferred expenses	89	93	18	—	—	—
Pension schemes in net surplus	13	10	—	—	—	—
Other assets	1,234	1,471	1,664	661	802	458
	1,579	1,876	2,018	752	1,004	674

21 Short positions
	Group
	2010 £m	2009 £m	2008 £m

Debt securities
- government	11,633	10,141	9,869
- other issuers	2,310	3,776	1,372
	13,943	13,917	11,241

Note:
(1)	All short positions are classified as held-for-trading.

22 Accruals, deferred income and other liabilities
	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Notes in circulation	700	717	532	—	—	—
Current tax	187	82	647	—	45	633
Accruals	1,405	1,463	943	412	402	177
Deferred income	292	290	188	184	209	118
Other liabilities	1,860	1,275	1,722	869	254	479
	4,444	3,827	4,032	1,465	910	1,407

Included in other liabilities are provisions for liabilities and charges as follows:

	Group	Bank
	£m	£m
At 1 January 2010	126	65
Currency translation and other movements	(7)	(6)
Disposal of subsidiaries	(1)	—
Charge to income statement	69	26
Releases to income statement	(11)	(10)
Provisions utilised	(49)	(9)
At 31 December 2010	127	66

Note:
(1)	The table above includes property provisions and other provisions arising in the normal course of business.

Notes on the accounts continued	Notes on the accounts

23 Deferred tax
	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Deferred tax liability	41	285	46	—	217	—
Deferred tax asset	(574)	(568)	(496)	(88)	—	(400)
Net deferred tax (asset)/liability	(533)	(283)	(450)	(88)	217	(400)

	Group
	Pension	Accelerated capital allowances	Provisions	Deferred gains	IFRS transition	Fair value of financial instruments	Available for-sale financial assets	Intangibles	Cash flow hedging	Tax losses carried forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2009	(311)	24	(268)	66	(166)	10	4	11	159	—	21	(450)
Charge/(credit) to income statement	654	(16)	(159)	5	(2)	(154)	27	(8)	5	(175)	(6)	171
(Credit)/charge to equity directly	—	—	—	(33)	—	—	(194)	—	181	—	—	(46)
Other	2	—	33	—	1	5	5	1	(20)	—	15	42
At 1 January 2010	345	8	(394)	38	(167)	(139)	(158)	4	325	(175)	30	(283)
Charge/(credit) to income statement	7	26	131	—	32	147	174	(4)	(319)	(434)	11	(229)
(Credit)/charge to equity directly	—	—	—	(3)	—	—	4	—	(2)	—	(3)	(4)
Other	3	—	(18)	—	—	(6)	(7)	—	14	—	(3)	(17)
At 31 December 2010	355	34	(281)	35	(135)	2	13	—	18	(609)	35	(533)

	Bank
	Pension	Accelerated capital allowances	Provisions	Deferred gains	IFRS transition	Cash flow hedging	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2009	(275)	25	(5)	48	(156)	(37)	—	(400)
Charge/(credit) to income statement	619	(16)	(11)	(34)	4	4	—	566
Charge to equity directly	—	—	—	2	—	44	—	46
Other	—	—	—	—	—	5	—	5
At 1 January 2010	344	9	(16)	16	(152)	16	—	217
Charge/(credit) to income statement	—	13	5	—	30	(1)	(350)	(303)
Credit to equity directly	—	—	—	—	—	(2)	—	(2)
At 31 December 2010	344	22	(11)	16	(122)	13	(350)	(88)

Notes:
(1)
Deferred tax assets are recognised, as set out above, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences.  Business projections prepared for impairment reviews indicate it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within eight years. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of £281 million (2009 - £26 million; 2008 - £17 million) have not been recognised in respect of tax losses carried forward of £2,341 million (2009 - £100 million; 2008 - £67 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £227 million will expire after five years. The balance of tax losses carried forward has no time limit.

(2)
Deferred tax liabilities of £262 million (2009 - £262 million; 2008 - £621 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further tax. No tax is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

Notes on the accounts continued	Notes on the accounts

24 Subordinated liabilities
	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Dated loan capital	5,605	6,403	6,560	4,113	4,695	4,518
Undated loan capital	1,681	2,271	3,194	1,500	2,085	2,997
Preference shares	297	325	345	297	325	345
	7,583	8,999	10,099	5,910	7,105	7,860

In May 2010, the Group redeemed certain subordinated debt securities in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability. Gains on these exchanges and on the redemption of securities classified as liabilities for cash, totalling £145 million were credited to profit or loss.

A similar series of exchange and tender offers concluded in April 2009 resulted in a gain of £381 million.

The RBS Group has undertaken that, unless otherwise agreed with the European Commission, neither the ultimate holding company nor any of its direct or indirect subsidiaries (excluding companies in the RBS Holdings N.V. Group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter ("the deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Notes on the accounts continued	Notes on the accounts

The following tables analyse the remaining contractual maturity of subordinated liabilities by (1) the final redemption date; and (2) the next call date.

		Group
		2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - final redemption
Sterling		35	—	326	3,163	351	1,043	4,918
US dollars		196	—	—	258	—	608	1,062
Euro		444	—	—	500	345	314	1,603
Total		675	—	326	3,921	696	1,965	7,583

	Group
	Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - call date
Sterling	—	35	—	1,176	3,100	439	168	4,918
US dollars	869	193	—	—	—	—	—	1,062
Euro	163	443	—	—	500	345	152	1,603
Total	1,032	671	—	1,176	3,600	784	320	7,583

	Group
		2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - final redemption

Sterling		40	—	—	3,497	353	1,211	5,101
US dollars		316	—	—	247	—	756	1,319
Euro		581	443	—	437	516	602	2,579
Total		937	443	—	4,181	869	2,569	8,999

	Group
	Currently £m	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - call date
Sterling	174	128	—	766	3,331	534	168	5,101
US dollars	1,008	311	—	—	—	—	—	1,319
Euro	649	458	443	—	355	516	158	2,579
Total	1,831	897	443	766	3,686	1,050	326	8,999

	Group
		2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
2008 - final redemption
Sterling		94	—	—	2,403	456	1,597	4,550
US dollars		896	342	—	—	274	1,225	2,737
Euro		60	586	476	382	643	651	2,798
Other		—	—	—	—	14	—	14
Total		1,050	928	476	2,785	1,387	3,473	10,099

	Group
	Currently £m	2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
2008 - call date
Sterling	—	94	430	766	2,337	755	168	4,550
US dollars	1,513	882	342	—	—	—	—	2,737
Euro	—	633	586	476	382	555	166	2,798
Other	—	—	—	—	—	14	—	14
Total	1,513	1,609	1,358	1,242	2,719	1,324	334	10,099

Notes on the accounts continued	Notes on the accounts

24 Subordinated liabilities continued

	Bank
		2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - final redemption
Sterling		32	—	326	3,000	321	1,015	4,694
US dollars		3	—	—	—	—	608	611
Euro		443	—	—	—	—	162	605
Total		478	—	326	3,000	321	1,785	5,910

	Bank
	Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - call date
Sterling	—	32	—	1,113	3,000	409	140	4,694
US dollars	611	—	—	—	—	—	—	611
Euro	163	442	—	—	—	—	—	605
Total	774	474	—	1,113	3,000	409	140	5,910

	Bank
		2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - final redemption
Sterling		40	—	—	3,331	323	1,183	4,877
US dollars		5	—	—	—	—	756	761
Euro		580	443	—	—	—	444	1,467
Total		625	443	—	3,331	323	2,383	7,105

	Bank
	Currently £m	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - call date
Sterling	174	28	—	700	3,331	504	140	4,877
US dollars	761	—	—	—	—	—	—	761
Euro	564	460	443	—	—	—	—	1,467
Total	1,499	488	443	700	3,331	504	140	7,105

	Bank
		2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
2008 - final redemption
Sterling		94	—	—	2,337	326	1,569	4,326
US dollars		710	—	—	—	—	1,225	1,935
Euro		52	586	476	—	—	485	1,599
Total		856	586	476	2,337	326	3,279	7,860

	Bank
	Currently £m	2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
2008 - call date
Sterling	—	94	330	700	2,337	725	140	4,326
US dollars	1,238	697	—	—	—	—	—	1,935
Euro	—	537	586	476	—	—	—	1,599
Total	1,238	1,328	916	1,176	2,337	725	140	7,860

Notes on the accounts continued	Notes on the accounts

Dated loan capital	2010 £m	2009 £m	2008 £m
The Bank
US$1,000 million 7.375% subordinated notes 2009	—	—	697
€600 million 6% subordinated notes 2010 (redeemed January 2010)	—	564	619
€500 million 5.125% subordinated notes 2011	442	455	488
£300 million 7.875% subordinated notes 2015	333	338	344
£300 million 6.5% subordinated notes 2021	327	329	332
£2,000 million subordinated loan capital floating rate notes 2018 (4)	2,011	2,009	2,038
£1,000 million subordinated loan capital floating rate notes 2019 (4)	1,000	1,000	—
	4,113	4,695	4,518
RBS Holdings USA Inc.
US$170 million subordinated loan capital floating rate notes 2009	—	—	116
US$100 million 5.575% senior subordinated revolving credit 2009	—	—	69
US$500 million subordinated loan capital floating rate notes 2010 (redeemed December 2010) (4)	—	311	342
US$300 million floating junior subordinated revolving credit 2011 (issued December 2010) (4)	193	—	—

First Active plc
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	66	66	66

Ulster Bank Limited
€120 million floating rate notes 2020 (4)	103	107	115
£100 million floating rate subordinated loan capital 2019 (4)	100	100	100
€60 million floating rate notes 2020 (4)	52	53	57
€100 million floating rate notes 2022 (4)	86	89	97
€280 million floating rate notes 2022 (4)	242	247	271
€400 million floating rate notes 2017 (4)	345	355	382

RBS Coutts Bank Limited
CHF22 million floating rate note 2022 (4)	—	—	14

Coutts & Company
£30 million 7.278% subordinated notes 2023 (4)	30	30	30
€20 million 6.274% subordinated notes 2023 (4)	17	18	19

RBS Netherlands Holdings B.V.
£92 million floating rate note 2019 (redeemed April 2010) (4)	—	85	89

NatWest Group Holdings Corporation
US$400 million floating rate note 2018 (callable on any interest payment date) (4)	258	247	275
	5,605	6,403	6,560

Notes:
(1)
In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(2)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(3)	Interest on all floating rate subordinated notes is calculated by reference to market rates.
(4)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.

Notes on the accounts continued	Notes on the accounts

24 Subordinated liabilities continued

	2010 £m	2009 £m	2008 £m
Undated loan capital
The Bank
US$193 million (2009 - US$332 million; 2008 - US$500 million) primary capital floating rate notes, Series A (callable on any interest payment date) (1,2)	124	205	343
US$229 million (2009 - US$293 million; 2008 - US$500 million) primary capital floating rate notes, Series B (callable on any interest payment date) (1,2)	148	182	347
US$285 million (2009 - US$312 million; 2008 - US$500 million) primary capital floating rate notes, Series C (callable on any interest payment date) (1,2)	184	192	346
€178 million (2009 and 2008 - €400 million) 6.625% fixed/floating rate undated subordinated notes (callable on any interest payment date) (2)	154	358	395
€10 million (2009 and 2008 - €100 million) floating rate undated step-up notes (callable on any interest payment date) (2)	9	90	97
£87 million (2009 - £162 million; 2008 - £325 million) floating rate undated subordinated step-up notes (callable January 2015) (1,2)	89	174	353
£53 million (2009 - £127 million; 2008 - £200 million) 7.125% undated subordinated step-up notes (callable October 2022) (1,2)	54	127	201
£35 million (2009 - £55 million; 2008 - £200 million) 11.5% undated subordinated notes (callable December 2022) (1,2,3)	35	56	202
£700 million subordinated loan capital floating rate notes (7)	703	701	713
	1,500	2,085	2,997
First Active plc
£20 million 11.75% perpetual tier two capital	26	26	26
€38 million 11.375% perpetual tier two capital	50	51	52
£1.3 million floating rate perpetual tier two capital	2	2	2

Ulster Bank Limited
€120 million perpetual floating rate subordinated notes (7)	103	107	117
	1,681	2,271	3,194

Notes:
(1)	Partially repurchased following completion of the exchange and tender offers in April 2009.
(2)	Partially repurchased following completion of the exchange and tender offers in May 2010.
(3)	Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(4)	Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(5)
In the event of certain changes in the tax laws of the UK, all of the undated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(6)	Interest on all floating rate subordinated notes is calculated by reference to market rates.
(7)	On-lent to The Royal Bank of Scotland plc on a subordinated basis.

	2010	2009	2008
Preference shares (1)	£m	£m	£m
The Bank
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	142	143	143

Non-cumulative preference shares of US$25
Series C US$246 million 7.7628% (2009 and 2008 - US$300 million) (2)	155	182	202
	297	325	345

Notes:
(1)	Further details of the contractual terms of the preference shares are given in Note 26 on page 180.
(2)	Partially repurchased following completion of the exchange and tender offers in May 2010.

Notes on the accounts continued	Notes on the accounts

25 Non-controlling interests

	Group
	2010	2009	2008
	£m	£m	£m
At 1 January	1,282	1,323	1,314
Currency translation and other movements	(14)	(41)	12
(Loss)/profit attributable to non-controlling interests	(8)	—	93
Dividends paid	—	—	(94)
Equity raised	58	—	70
Equity withdrawn and disposals	(3)	—	(72)
At 31 December	1,315	1,282	1,323

26 Share capital and reserves

	Allotted, called up and fully paid			Authorised (1)
	2010	2009	2008	2009	2008
	£m	£m	£m	m	m
Ordinary shares of £1	1,678	1,678	1,678	£2,250	£2,250
Non-cumulative preference shares of £1	140	140	140	£1,000	£1,100
Non-cumulative preference shares of US$25	123	150	150	$2,000	$2,000

	Allotted, called up and fully paid			Authorised (1)
Number of shares - millions	2010	2009	2008	2009	2008
Ordinary shares of £1	1,678	1,678	1,678	2,250	2,250
Non-cumulative preference shares of £1	140	140	140	1,000	1,000
Non-cumulative preference shares of US$25	10	12	12	80	80

Note:
(1)
Prior to the Companies Act 2006, the authorised share capital of UK companies was divided between issued share capital and unissued share capital whose allotment was determined by the Articles of Association of a company and specific authorities granted to directors. Since 28 April 2010, when the company changed its constitution to reflect the Companies Act 2006, there is no authorised share capital.

Preference shares
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

In May 2010, the Group redeemed approximately 2.2 million non-cumulative preference shares of US$25 for senior debt as part of a management liability exercise. Further details are given on page 175.

Under IFRS, the Group’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet (see Note 24).

Reserves
UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £459 million (2009 and 2008 - £426 million) included within other reserves.

In the year the Group received a contribution of capital of £2,950 million (2009 - £750 million; 2008 - nil) from the ultimate parent company for which no additional share capital was issued, as such this has been recorded as a capital contribution in retained earnings.

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

Notes on the accounts continued	Notes on the accounts

27 Leases
Minimum amounts receivable under non-cancellable leases:
	Group
	Finance lease contracts
2010	Gross amount £m	Unearned finance income £m	Present value £m
Receivable:
Within 1 year	36	—	36
After 1 year but within 5 years	38	(4)	34
After 5 years	95	(55)	40
Total	169	(59)	110

2009
Receivable:
Within 1 year	167	(13)	154
After 1 year but within 5 years	58	(16)	42
After 5 years	109	(43)	66
Total	334	(72)	262

2008
Receivable:
Within 1 year	65	(19)	46
After 1 year but within 5 years	203	(35)	168
After 5 years	152	(61)	91
Total	420	(115)	305

	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Amounts recognised as income and expenses
Finance leases - contingent rental income	(3)	(2)	(1)	—	(1)	(1)
Operating leases - minimum rentals payable	118	141	112	89	88	85

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the accounts continued	Notes on the accounts

28 Collateral and securitisations
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

The fair value (and carrying value) of securities transferred under repurchase transactions included within debt securities on the balance sheet were £34.6 billion (2009 - £30.6 billion; 2008 - £33.8 billion). All of these securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £25.0 billion (2009 - £17.2 billion; 2008 - £9.1 billion), of which £24.9 billion (2009 - £17.2 billion; 2008 - £9.1 billion) had been sold or repledged as collateral for the Group’s own transactions.

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

The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities (excluding balances relating to holding company and fellow subsidiaries) for those securitisations and other asset transfers where substantially all the risks and rewards of the asset have been retained by the Group, including those assets that have been beneficially assigned to subsidiaries of the holding company. Prior period data has been re-presented on a consistent basis.

	Group
	2010		2009		2008
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Asset type
Residential mortgages	15,034	5,101	14,540	3,507	13,384	6,693
Credit card receivables	2,174	—	1,449	630	1,465	990
Other loans	12,434	349	14,101	349	349	349
	29,642	5,450	30,090	4,486	15,198	8,032

Continuing involvement
At 31 December 2010, securitised assets were £2.3 billion (2009 - £3.1 billion; 2008 - £323 million); retained interest £241 million (2009 - £102 million; 2008 - £51 million); subordinated assets £4 million (2009 - £91 million; 2008 - £9 million); and related liabilities £4 million (2009 - £33 million; 2008 - £9 million).

Other collateral given
	Group
	2010 £m	2009 £m	2008 £m
Group assets pledged against Group liabilities
Loans and advances to banks	40	—	128
Loans and advances to customers	2,664	1,616	—
Debt securities	—	799	—
	2,704	2,415	128

Liabilities secured by Group assets
Deposits by banks	1,552	1,749	—
Derivatives	497	327	1,869
	2,049	2,076	1,869

Notes on the accounts continued	Notes on the accounts

29 Capital resources
The Group’s regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

	2010 £m	2009 £m	2008 £m
Composition of regulatory capital
Tier 1
Ordinary shareholders’ equity	15,054	14,199	12,135
Non-controlling interests	1,315	1,282	1,323
Adjustment for:
- goodwill and other intangible assets	(683)	(748)	(815)
- unrealised losses on available-for-sale (AFS) debt securities	(9)	(12)	32
- reserves arising on revaluation of property and unrealised gains on AFS equities	—	(109)	(14)
- reallocation of preference shares	(1,192)	(1,207)	(1,246)
- other regulatory adjustments	13	(492)	17
Less excess of expected losses over provisions net of tax	(1,254)	(1,351)	(986)
Less securitisation positions	(829)	(380)	(112)
Core Tier 1 capital	12,415	11,182	10,334
Preference shares	1,489	1,532	1,591
Tax on the excess of expected losses over provisions	500	539	393
Less material holdings	(333)	(327)	(330)
Total Tier 1 capital	14,071	12,926	11,988

Tier 2
Reserves arising on revaluation of property and unrealised gains on AFS equities	—	109	14
Collective impairment provisions	4	3	5
Perpetual subordinated debt	1,597	2,170	3,043
Term subordinated debt	4,931	4,830	4,234
Less excess of expected losses over provisions	(1,754)	(1,891)	(1,379)
Less securitisation positions	(829)	(380)	(112)
Less material holdings	(333)	(327)	(330)
Total Tier 2 capital	3,616	4,514	5,475

Supervisory deductions
Unconsolidated investments	(116)	(121)	(119)
Other deductions	(177)	(170)	(171)
Deductions from total capital	(293)	(291)	(290)

Total regulatory capital	17,394	17,149	17,173

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

Notes on the accounts continued	Notes on the accounts

30 Memorandum items
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

	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,680	2,494	2,609	1,404	1,369	1,840
Other contingent liabilities	1,969	2,241	2,654	1,608	1,814	2,032
	4,649	4,735	5,263	3,012	3,183	3,872
Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	43,041	44,203	53,902	34,774	35,749	38,954
- one year and over	9,924	12,996	13,485	8,523	11,181	9,194
Other commitments	333	397	709	280	315	627
	53,298	57,596	68,096	43,577	47,245	48,775

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

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Notes on the accounts continued	Notes on the accounts

30 Memorandum items continued
Contractual obligations for future expenditure not provided for in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	115	115	114	82	82	80
- after 1 year but within 5 years	387	393	410	274	281	286
- after 5 years	828	866	938	612	632	701
	1,330	1,374	1,462	968	995	1,067
Other capital expenditure	2	2	6	—	—	—
Contracts to purchase goods or services (2)	29	21	41	—	—	—
	1,361	1,397	1,509	968	995	1,067

Notes:
(1)	Predominantly property leases.
(2)	Of which due within 1 year: £23 million (2009 - £17 million; 2008 - £34 million).

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £301 million (2009 - £320 million; 2008 - £385 million). The Bank earned fee income of £57 million (2009 - £53 million; 2008 - £58 million).

The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies (‘exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.

The FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. These borrowings are on an interest-only basis until 31 March 2012. The annual limit on the FSCS interest and management expenses levy for the period September 2008 to March 2012 in relation to these institutions has been capped at £1 billion per annum.

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings After the interest only period a schedule for repayment of any outstanding borrowings will be agreed between the FSCS and HM Treasury in the light of market conditions at that time and the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known.

Bank levy
In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy. The Finance Bill 2011 contains details of how the levy will be calculated and collected. The levy will be collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after the date the Finance Bill 2011 receives Royal Assent.

The levy will be based upon the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities the following amounts are excluded: Tier 1 capital; certain “protected deposits” (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It will also be permitted in specified circumstances to reduce certain liabilities by: netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

Notes on the accounts continued	Notes on the accounts

Three different rates apply during 2011, these average to 0.075 per cent. From 2012 the levy rate increases to 0.078 per cent. Certain liabilities will be subject to only a half rate, namely any deposits not otherwise excluded, (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy will not be charged on the first £20 billion of chargeable liabilities.

Litigation
As a participant in the financial services industry, RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the Bank and other members of the RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this section ‘Litigation’, so far as the Group is aware, neither the Bank nor any of its subsidiaries is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on the Group’s financial position or profitability.

Shareholder litigation
RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, Sections 10 and 20 of the US Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBSG ordinary securities and US American depositary receipts (ADRs) between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

On 11 January 2011, the District Court dismissed all claims except those based on the purchase of RBSG Series Q, R, S, T, and/or U non-cumulative dollar preference shares. The Court has not yet considered potential grounds for dismissal of the remaining claims, and RBS Group's motion to dismiss those remaining claims is to be submitted on a date which is still to be determined. In January and February 2011, two new complaints were filed asserting claims under Sections 10 and 20 of the Exchange Act on behalf of a putative class of purchasers of ADRs. A motion to consolidate those claims with the preference share claims is currently pending.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend them vigorously. RBS Group is unable to reliably estimate the liability, if any, that might arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged “sub-prime” mortgage exposure. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Summary of other disputes, legal proceedings and litigation
Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of  any of these other claims and proceedings will have a significant effect on the Group’s financial position or profitability in any particular period.

Notes on the accounts continued	Notes on the accounts

30 Memorandum items continued
Investigations
The Group’s businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and applicable sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the Group, remediation of systems and controls, public or private censure, restriction of the Group’s business activities or fines. Any of these events or circumstances could have a significant effect on the Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of the retail banking and consumer credit industries in the United Kingdom and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the RBS Group’s control but could have a significant effect on the Group’s businesses and earnings.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition in late 2010, the EC launched an initiative pressing for increased transparency of bank fees.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and RBS Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Visa’s cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa’s current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the CAT) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European General Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the Group’s business in this sector.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. On 14 May 2010, the CC published its Provisional Decision following its review of remedies in the PPI market indicating that the CC still intends to impose a prohibition on selling PPI at point of sale of the credit product. On 14 October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. The CC made the final order in March 2011, with the key measures coming into force in October 2011 and April 2012.

Notes on the accounts continued	Notes on the accounts

The Financial Services Authority (FSA) has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers Association filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. The court hearing took place from 25 to 28 January 2011 and judgment is awaited. RBS Group is unable to reliably estimate the liability, if any, that might arise from this litigation or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period. Separately, discussions continue between the FSA and RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCA) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

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

On 16 March 2010 the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to fully review the market again in 2012 and to undertake a brief analysis on barriers to entry. The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expects to see in the market. The next progress report is expected to be published by the OFT in March 2011.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the Independent Commission on Banking, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom.

The OFT has not indicated whether it will undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon RBS Group.

Equity underwriting
On 10 June 2010, the OFT announced its intention to conduct a market study into equity underwriting and related services and sought views on scope by 9 July 2010. The OFT study was formally launched on 6 August 2010. The OFT undertook to examine the underwriting services for the different types of share issue used by FTSE 350 firms to raise capital in the UK including rights issues, placings and follow-on offers but excluding initial public offerings. The OFT has been looking at the way that the market works and the following three key issues: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. The OFT published its report on 27 January 2011 identifying certain concerns around the level of equity underwriting fees. The OFT has identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market. It is currently consulting on its provisional decision not to refer the market to the CC. RBS Group is engaged in the OFT market study and it is not possible to estimate with any certainty what effect this study and any related developments may have on the Group, its business or results of operations.

Notes on the accounts continued	Notes on the accounts

30 Memorandum items continued
Independent Commission on Banking
On 16 June 2010, HM Treasury published the terms of reference for the Government’s Independent Commission on Banking (ICB). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank’s failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks’ customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as “too big to fail”.

The ICB reports to the Cabinet Committee on Banking Reform and is required to produce a final report by the end of September 2011. RBS Group has responded to the call for evidence by the ICB. In addition it has attended a private hearing as well as public hearings in Edinburgh and Cardiff in December 2010. An Issues Paper by the ICB is expected in Spring 2011. At this stage it is not possible to estimate the effect of the ICB’s report and recommendations upon the RBS Group, if any.

Securitisation and collateralised debt obligation business
In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage backed securities underwritten by subsidiaries of RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced formal proceedings and requested testimony from RBS employees. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBS Group subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. This investigation is ongoing and RBS Group is co-operating.

Previously, in 2008, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Group completed its production of documents requested by the New York State Attorney General in 2009, principally producing documents related to loans that were pooled into one securitisation transaction. More recently, in September 2010, RBS Group subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS Group and its subsidiaries are co-operating with these various investigations and requests.

US mortgages
RBS's Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to make recoveries against such parties and outcome of such claims would be uncertain. During the two-year period ended 31 December 2010, GBM N.A. has received approximately US$38 million in repurchase demands in respect of loans made and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

GBM N.A. has been named as a defendant in a number of suits relating to its role as issuer and underwriter of RMBS (see section above ‘Other securitisation and securities related litigation in the United States). Those lawsuits are in their early stages and we are not able to predict the outcome of such proceedings or their effect on the Group.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, Citizens Financial Group (CFG) has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The RBS Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or CFG may be, and cannot give any assurance that the historical experience will continue in the future.  Furthermore, the RBS Group is unable estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group’s business, financial condition, results of operations, cash flow and the value of its securities.

Notes on the accounts continued	Notes on the accounts

Other investigations
In April 2009, the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the RBS Group. RBS Group and its subsidiaries cooperated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against RBS Group or against individuals, was warranted. RBS Group is engaging constructively with the FSA with regard to the publication of a report by the FSA relating to the supervisory review, subject to any necessary commercial constraints.

In July 2010, the FSA notified RBS Group that it was commencing an investigation into the sale by Coutts & Co of ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. On 11 January 2011 the FSA amended the date range on which their investigation is focused and the investigation start date is now December 2003. RBS Group and its subsidiaries are cooperating fully with this investigation.

In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages.

In particular, during March 2008, RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBS Group’s United States sub-prime securities exposures and United States residential mortgage exposures. RBS Group and its subsidiaries are cooperating with these various requests for information and investigations.

The Federal Reserve and state banking supervisors have been reviewing RBS Group’s US operations and RBS Group and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. RBS Group is in the process of implementing measures for matters identified to date. RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on RBS Group’s activities in the United States, as well as the terms of any supervisory action applicable to RBS Group and its subsidiaries, could have a material adverse effect on the Group’s business, results of operations and financial condition.

Notes on the accounts continued	Notes on the accounts

31 Net cash inflow/(outflow) from operating activities

	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Operating (loss)/profit before tax	(2,381)	1,129	1,140	(3,864)	(692)	1,866
(Increase)/decrease in prepayments and accrued income	(51)	(41)	(59)	6	14	(61)
Interest on subordinated liabilities	224	454	509	209	414	432
(Decrease)/increase in accruals and deferred income	(35)	561	181	(2)	278	110
Provisions for impairment losses	5,144	4,139	1,362	1,293	2,166	929
Loans and advances written-off net of recoveries	(1,038)	(1,123)	(730)	(982)	(1,077)	(684)
Unwind of discount on impairment losses	(311)	(246)	(100)	(68)	(77)	(69)
Profit on sale of property, plant and equipment	(4)	(4)	(7)	(3)	(1)	(1)
(Profit)/loss on sale of subsidiaries and associates	(938)	(384)	31	(701)	(3)	2
Loss/(profit) on sale of securities	19	(60)	(17)	—	—	—
Charge for defined benefit pension schemes	270	54	2	213	(29)	(65)
Pension scheme curtailment gains	—	(544)	—	—	(358)	—
Cash contribution to defined benefit pension schemes	(174)	(213)	(154)	(77)	(124)	(78)
Other provisions utilised	(49)	(29)	(10)	(9)	(15)	(10)
Depreciation and amortisation	232	247	237	140	156	145
Gain on redemption of own debt	(145)	(381)	—	(145)	(381)	—
Write-down of goodwill and other intangible assets	—	—	716	—	—	45
Write-down of investment in subsidiaries	—	—	—	3,826	2,281	—
Elimination of foreign exchange differences	(1,175)	2,063	(5,850)	(27)	421	(1,002)
Other non-cash items	207	459	66	(1)	164	(148)
Net cash (outflow)/inflow from trading activities	(205)	6,081	(2,683)	(192)	3,137	1,411
Decrease/(increase) in loans and advances to banks and customers	7,235	23,042	(22,246)	14,919	22,038	(9,345)
(Increase)/decrease in securities	(5,391)	1,348	1,758	(1,545)	—	(1)
(Increase)/decrease in other assets	(116)	820	(19)	(129)	300	(57)
Decrease/(increase) in derivative assets	1,010	4,425	(5,320)	656	1,997	(3,309)
Changes in operating assets	2,738	29,635	(25,827)	13,901	24,335	(12,712)
Increase in deposits by banks and customers	20,435	34,879	4,878	4,797	25,703	659
(Decrease)/increase in debt securities in issue	(3,208)	(5,742)	(3,711)	—	(15)	6
Increase/(decrease) in other liabilities	244	(305)	285	278	(195)	(7)
(Decrease)/increase in derivative liabilities	(759)	(3,752)	4,815	(747)	(3,737)	4,891
Increase/(decrease) in settlement balances and short positions	749	3,397	(3,281)	4	—	—
Changes in operating liabilities	17,461	28,477	2,986	4,332	21,756	5,549
Total income taxes received/(paid)	406	(1,092)	(331)	300	(554)	(290)
Net cash inflow/(outflow) from operating activities	20,400	63,101	(25,855)	18,341	48,674	(6,042)

32 Analysis of the net investment in business interests and intangible assets

	Group			Bank
Acquisitions and disposals	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Fair value given for businesses acquired	(26)	(22)	(60)	—	(3)	—
Additional investments in Group undertakings	—	—	—	(4,152)	(3,005)	(846)
Net outflow of cash in respect of purchases	(26)	(22)	(60)	(4,152)	(3,008)	(846)

Other assets sold	248	(324)	277	173	—	—
Repayment of investments	—	—	—	1,378	1,150	—
Non-cash consideration	(899)	—	—	(899)	—	—
Profit/(loss) on disposal	938	384	(31)	701	3	(2)
Net inflow/(outflow) of cash in respect of disposals	287	60	246	1,353	1,153	(2)

Dividends received from joint ventures	1	—	4	—	—	—
Net cash expenditure on intangible assets	(58)	(69)	(167)	(53)	(69)	(152)
Net inflow/(outflow)	204	(31)	23	(2,852)	(1,924)	(1,000)

Notes on the accounts continued	Notes on the accounts

33 Interest received and paid

	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Interest received	6,030	6,720	12,472	3,784	4,204	7,917
Interest paid	(2,836)	(4,975)	(6,893)	(1,984)	(2,551)	(4,144)
	3,194	1,745	5,579	1,800	1,653	3,773

34 Analysis of changes in financing during the year

	Group						Bank
	Share capital and share premium			Subordinated liabilities			Share capital and share premium			Subordinated liabilities
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,904	2,969	2,969	8,999	10,099	5,932	3,904	2,969	2,969	7,105	7,860	4,244
Issue of ordinary shares	—	935	—				—	935	—
Redemption of preference shares	(1)	—	—				(1)	—	—
Issue of subordinated liabilities				193	1,000	2,749				—	1,000	2,700
Repayment of subordinated liabilities				(1,405)	(1,250)	—				(1,015)	(1,052)	—
Net cash (outflow)/inflow from financing	(1)	935	—	(1,212)	(250)	2,749	(1)	935	—	(1,015)	(52)	2,700
Currency translation and other adjustments	—	—	—	(204)	(850)	1,418	—	—	—	(180)	(703)	916
At 31 December	3,903	3,904	2,969	7,583	8,999	10,099	3,903	3,904	2,969	5,910	7,105	7,860

35 Analysis of cash and cash equivalents

	Group			Bank
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
At 1 January
- cash	84,148	31,365	37,364	55,267	12,529	18,071
- cash equivalents	25,372	18,710	28,825	10,934	8,405	7,265
	109,520	50,075	66,189	66,201	20,934	25,336
Net cash inflow/(outflow)	24,097	59,445	(16,114)	17,622	45,267	(4,402)
At 31 December	133,617	109,520	50,075	83,823	66,201	20,934

Comprising:
Cash and balances at central banks	1,746	1,726	1,203	806	842	771
Treasury bills and debt securities	218	—	—	—	—	—
Loans and advances to banks	131,653	107,794	48,872	83,017	65,359	20,163
Cash and cash equivalents	133,617	109,520	50,075	83,823	66,201	20,934

The Bank and certain subsidiary undertakings are required to maintain balances with Central banks which, at 31 December 2010, amounted to £78 million (2009 - £78 million; 2008 - £82 million).

Notes on the accounts continued	Notes on the accounts

36 Segmental analysis
(a) Divisions
The directors manage the Group primarily by class of business and present the segmental analysis on that basis. Segments charge market prices for services rendered to other parts of the Group.

The Group’s reportable segments are on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the NatWest network of branches and ATMs in the United Kingdom, and also through telephone and internet channels.

UK Corporate is a leading provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels.

Wealth provides private banking and investment services in the UK through Coutts & Co; offshore banking through NatWest Offshore; and international private banking through RBS Coutts.

Global Transaction Services (GTS) ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, and trade finance and commercial card products and services. It includes the Group's corporate money transmission activities in the United Kingdom and the United States.

Ulster Bank is the leading retail and business bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services. The Retail Markets division which has a network of 236 branches, operates in the personal and financial planning sectors. The Corporate Markets division provides services to SME business customers, corporates and institutional markets.

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit and mortgage markets and portfolio management and origination.

Central items comprises Group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

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

Notes on the accounts continued	Notes on the accounts

	Group
	Net interest income	Non-interest income	Total income	Operating expenses	Depreciation and amortisation	Impairment losses	Operating profit/(loss)
2010	£m	£m	£m	£m	£m	£m	£m
UK Retail	1,447	844	2,291	(1,563)	—	(648)	80
UK Corporate	1,106	421	1,527	(607)	—	(431)	489
Wealth	333	431	764	(564)	(10)	(6)	184
Global Transaction Services	259	744	1,003	(526)	—	(5)	472
Ulster Bank	860	219	1,079	(547)	(2)	(1,161)	(631)
Global Banking & Markets	(35)	1,259	1,224	(697)	(23)	1	505
Central items	(1,138)	157	(981)	(414)	(195)	(2)	(1,592)
Core	2,832	4,075	6,907	(4,918)	(230)	(2,252)	(493)
Non-Core	329	(252)	77	(105)	—	(2,892)	(2,920)
	3,161	3,823	6,984	(5,023)	(230)	(5,144)	(3,413)
Reconciling items
Amortisation of purchased intangible assets	—	—	—	—	(2)	—	(2)
Integration and restructuring costs	—	—	—	(45)	—	—	(45)
Gain on redemption of own debt	—	145	145	—	—	—	145
Bonus tax	—	—	—	(3)	—	—	(3)
Strategic disposals	—	937	937	—	—	—	937
	3,161	4,905	8,066	(5,071)	(232)	(5,144)	(2,381)

2009
UK Retail	1,631	913	2,544	(1,669)	(1)	(988)	(114)
UK Corporate	1,011	446	1,457	(610)	—	(485)	362
Wealth	330	389	719	(493)	(10)	(13)	203
Global Transaction Services	283	745	1,028	(542)	—	(5)	481
Ulster Bank	829	254	1,083	(710)	(5)	(649)	(281)
Global Banking & Markets	(451)	1,499	1,048	(606)	(14)	(3)	425
Central items	(700)	1,238	538	588	(198)	—	928
Core	2,933	5,484	8,417	(4,042)	(228)	(2,143)	2,004
Non-Core	264	212	476	(108)	—	(1,996)	(1,628)
	3,197	5,696	8,893	(4,150)	(228)	(4,139)	376
Reconciling items
Amortisation of purchased intangible assets	—	—	—	—	(12)	—	(12)
Integration and restructuring costs	—	—	—	(143)	(7)	—	(150)
Gain on redemption of own debt	—	381	381	—	—	—	381
Bonus tax	—	—	—	(10)	—	—	(10)
Gains on pensions curtailment	—	—	—	544	—	—	544
	3,197	6,077	9,274	(3,759)	(247)	(4,139)	1,129

2008
UK Retail	2,041	1,180	3,221	(1,627)	(1)	(601)	992
UK Corporate	1,216	433	1,649	(589)	—	(102)	958
Wealth	382	416	798	(518)	(8)	(10)	262
Global Transaction Services	314	736	1,050	(488)	—	(15)	547
Ulster Bank	849	266	1,115	(685)	—	(106)	324
Global Banking & Markets	156	332	488	(377)	(10)	—	101
Central items	176	(1,051)	(875)	185	(190)	—	(880)
Core	5,134	2,312	7,446	(4,099)	(209)	(834)	2,304
Non-Core	263	(5)	258	(128)	(1)	(528)	(399)
	5,397	2,307	7,704	(4,227)	(210)	(1,362)	1,905
Reconciling items
Amortisation of purchased intangible assets	—	—	—	—	(7)	—	(7)
Integration and restructuring costs	—	—	—	(22)	(20)	—	(42)
Write-down of goodwill and other intangible assets	—	—	—	(716)	—	—	(716)
	5,397	2,307	7,704	(4,965)	(237)	(1,362)	1,140

Notes on the accounts continued	Notes on the accounts

36 Segmental analysis continued

	2010			2009			2008
	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m
Total revenue
UK Retail	2,150	10	2,160	2,396	10	2,406	4,143	7	4,150
UK Corporate	1,622	—	1,622	1,669	2	1,671	3,203	1	3,204
Wealth	1,120	28	1,148	1,014	63	1,077	1,691	87	1,778
Global Transaction Services	1,681	2	1,683	1,680	—	1,680	1,660	—	1,660
Ulster Bank	1,494	31	1,525	1,703	5	1,708	3,233	277	3,510
Global Banking & Markets	1,779	218	1,997	1,936	292	2,228	1,375	1,029	2,404
Central items	720	105	825	1,724	287	2,011	(1,250)	837	(413)
Core	10,566	394	10,960	12,122	659	12,781	14,055	2,238	16,293
Non-Core	575	(38)	537	1,266	679	1,945	1,803	286	2,089
	11,141	356	11,497	13,388	1,338	14,726	15,858	2,524	18,382
Eliminations	—	(356)	(356)	—	(1,338)	(1,338)	—	(2,524)	(2,524)
	11,141	—	11,141	13,388	—	13,388	15,858	—	15,858
Reconciling items
Gain on redemption of own debt	145	—	145	381	—	381	—	—	—
Strategic disposals	937	—	937	—	—	—	—	—	—
	12,223	—	12,223	13,769	—	13,769	15,858	—	15,858

Total income
UK Retail	2,281	10	2,291	2,534	10	2,544	3,203	18	3,221
UK Corporate	1,617	(90)	1,527	1,589	(132)	1,457	2,121	(472)	1,649
Wealth	773	(9)	764	668	51	719	728	70	798
Global Transaction Services	1,007	(4)	1,003	1,041	(13)	1,028	1,077	(27)	1,050
Ulster Bank	962	117	1,079	865	218	1,083	1,319	(204)	1,115
Global Banking & Markets	1,183	41	1,224	1,078	(30)	1,048	435	53	488
Central items	(1,076)	95	(981)	293	245	538	(2,070)	1,195	(875)
Core	6,747	160	6,907	8,068	349	8,417	6,813	633	7,446
Non-Core	237	(160)	77	825	(349)	476	891	(633)	258
	6,984	—	6,984	8,893	—	8,893	7,704	—	7,704
Reconciling items
Gain on redemption of own debt	145	—	145	381	—	381	—	—	—
Strategic disposals	937	—	937	—	—	—	—	—	—
	8,066	—	8,066	9,274	—	9,274	7,704	—	7,704

	Group
	2010			2009			2008
	Assets	Liabilities	Cost to acquire fixed assets and intangible assets	Assets	Liabilities	Cost to acquire fixed assets and intangible assets	Assets	Liabilities	Cost to acquire fixed assets and intangible assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	19,964	74,349	—	19,932	66,632	—	51,038	59,280	—
UK Corporate	43,917	48,086	—	45,111	42,011	—	46,312	37,912	—
Wealth	34,283	32,289	55	31,993	30,381	5	29,834	28,273	20
Global Transaction Services	7,311	24,142	1	5,422	22,890	—	6,653	21,661	—
Ulster Bank	43,408	47,096	101	47,156	56,020	—	53,056	59,856	7
Global Banking & Markets	176,669	98,775	42	143,163	79,744	126	88,882	70,585	347
Central items	14,725	20,338	159	18,471	26,645	148	2,712	12,889	263
Core	340,277	345,075	358	311,248	324,323	279	278,487	290,456	637
Non-Core	26,255	5,088	—	39,480	10,924	1,336	42,732	17,305	2
	366,532	350,163	358	350,728	335,247	1,615	321,219	307,761	639

Notes on the accounts continued	Notes on the accounts

Segmental analysis of goodwill is as follows:
	Wealth	Global Transaction Services	Ulster Bank	Global Banking & Markets	Non-Core	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2008	128	64	443	93	45	773
Currency translation and other adjustments	57	20	133	35	2	247
Disposals	—	—	—	—	(47)	(47)
Write-down of goodwill	(3)	—	(576)	—	—	(579)
At 1 January 2009	182	84	—	128	—	394
Currency translation and other adjustments	(12)	(6)	—	(13)	—	(31)
At 1 January 2010	170	78	—	115	—	363
Currency translation and other adjustments	25	—	—	6	—	31
Disposals	—	(78)	—	—	—	(78)
At 31 December 2010	195	—	—	121	—	316

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Group
	UK	USA	Europe	Rest of the World	Total
2010	£m	£m	£m	£m	£m
Total revenue	8,672	1,441	2,009	101	12,223

Net interest income	2,293	(24)	874	18	3,161
Net fees and commissions	2,109	368	227	32	2,736
(Loss)/income from trading activities	(115)	909	24	7	825
Other operating income	1,014	47	280	3	1,344
Total income	5,301	1,300	1,405	60	8,066

Operating (loss)/profit before tax	(610)	815	(2,580)	(6)	(2,381)
Total assets	218,517	92,998	50,981	4,036	366,532
Total liabilities	215,667	88,294	42,175	4,027	350,163
Net assets attributable to equity shareholders and non-controlling interests	2,850	4,704	8,806	9	16,369
Contingent liabilities and commitments	52,113	121	4,667	1,046	57,947
Cost to acquire property, plant and equipment and intangible assets	138	48	171	1	358

2009
Total revenue	9,873	1,558	2,221	117	13,769

Net interest income	2,317	(5)	864	21	3,197
Net fees and commissions	2,254	340	206	38	2,838
Income/(loss) from trading activities	391	1,133	(77)	7	1,454
Other operating income	1,515	5	265	—	1,785
Total income	6,477	1,473	1,258	66	9,274

Operating profit/(loss) before tax	1,018	1,013	(899)	(3)	1,129
Total assets	213,085	74,112	59,440	4,091	350,728
Total liabilities	208,123	70,754	52,291	4,079	335,247
Net assets attributable to equity shareholders and non-controlling interests	4,962	3,358	7,149	12	15,481
Contingent liabilities and commitments	59,892	83	1,220	1,136	62,331
Cost to acquire property, plant and equipment and intangible assets	124	126	1,365	—	1,615

Notes on the accounts continued	Notes on the accounts

36 Segmental analysis continued
	Group
	UK	USA	Europe	Rest of the World	Total
2008	£m	£m	£m	£m	£m
Total revenue	12,046	134	3,476	202	15,858

Net interest income	4,577	141	658	21	5,397
Net fees and commissions	2,518	333	293	45	3,189
(Loss)/income from trading activities	(518)	(389)	(65)	9	(963)
Other operating income/(loss)	78	(20)	22	1	81
Total income	6,655	65	908	76	7,704

Operating profit/(loss) before tax	2,097	(187)	(767)	(3)	1,140
Total assets	186,140	63,984	66,589	4,506	321,219
Total liabilities	179,488	60,728	63,050	4,495	307,761
Net assets attributable to equity shareholders and non-controlling interests	6,652	3,256	3,539	11	13,458
Contingent liabilities and commitments	64,470	3,355	1,378	4,156	73,359
Cost to acquire property, plant and equipment and intangible assets	218	214	188	19	639

37 Directors’ and key management remuneration
The directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £175,000 (2009 - £167,000).

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2010	2009
	£000	£000
Short-term benefits	35,654	29,292
Post-employment benefits	(503)	9,781
Share-based payments	21,551	8,953
	56,702	48,026

38 Transactions with directors and key management
(a)  At 31 December 2010, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £46,829 in respect of loans to six persons who were directors of the Bank at any time during the financial period.

(b)  For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2010	2009
	£000	£000
Loans and advances to customers	3,558	3,805
Customer accounts	8,375	5,129

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

Key management had no reportable transactions or balances with the ultimate holding company.

Notes on the accounts continued	Notes on the accounts

39 Related parties
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

As at 31 December, balances with the UK Government and UK Government controlled bodies were as follows:

	Group				Bank
	Central government (including the Bank of England)	Local government	Banks, financial corporations and public corporations	Total	Central government (including the Bank of England)	Local government	Banks, financial corporations and public corporations	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Balances at central banks	372	—	—	372	61	—	—	61
Loans and advances to customers	3	21	39	63	3	21	34	58
Debt securities	—	—	1	1	—	—	—	—

Liabilities
Customer accounts	682	2,403	361	3,446	641	2,244	342	3,227
Derivatives	—	2	—	2	—	2	—	2

2009
Assets
Balances at central banks	79	—	—	79	65	—	—	65
Loans and advances to customers	6	247	32	285	4	106	28	138
Debt securities	1	—	—	1	—	—	—	—
Derivatives	—	3	1	4	—	3	1	4
Other	—	—	3	3	—	—	—	—

Liabilities
Customer accounts	1,262	1,832	358	3,452	1,228	1,672	325	3,325
Derivatives	—	6	—	6	—	6	—	6

2008
Assets
Balances at central banks	82	—	—	82	67	—	—	67
Loans and advances to customers	5	146	37	188	4	146	32	182
Debt securities	1,373	—	10	1,383	—	—	—	—
Derivatives	—	4	3	7	—	4	3	7

Liabilities
Customer accounts	1,315	1,886	449	3,650	1,307	1,249	444	3,000
Derivatives	—	9	7	16	—	9	7	16

No impairment losses were recognised by the Group or the Bank in 2010, 2009 or 2008 in respect of balances with UK Government and UK Government controlled bodies.

Notes:
(1)
In addition to the UK Government’s shareholding in the Group, the UK Government and UK Government controlled bodies may hold debt securities, subordinated liabilities and other liabilities or shares issued by the Group in the normal course of their business. It is not practicable to ascertain and disclose these amounts.

(2)	Certain of the liability balances are secured.

Notes on the accounts continued	Notes on the accounts

39 Related parties continued
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

	2010	2009	2008
	£m	£m	£m
Income
Interest receivable	1,415	1,299	3,857
Interest payable	1,132	1,119	1,147
Fees and commissions receivable	235	221	299
Fees and commissions payable	66	74	184

Expenses
Other administrative expenses	1,717	1,015	1,509

40 Ultimate holding company
The Group’s ultimate holding company is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2010, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following placing and open offers by The Royal Bank of Scotland Group plc in December 2008 and April 2009, the UK Government, through HM Treasury, currently holds 67.8% of the issued ordinary share capital of the ultimate holding company and is therefore the Group’s ultimate controlling party.

41 Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

Glossary of terms
Adjustable rate mortgage (ARM) - in the US a variable-rate mortgage. ARMs include: hybrid ARMs which typically have a fixed-rate period followed by an adjustable-rate period; interest-only ARMs where interest only is payable for a specified number of years, typically for three to ten years; and payment-option ARMs that allow the borrower to choose periodically between various payment options.

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

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

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

Collectively assessed loan impairment provisions  - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

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

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Contractual maturity is the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk- weighted assets.

Additional information continued

Glossary of terms continued
Cost:income ratio - operating expenses as a percentage of total income.

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

Credit enhancements are techniques that improve the credit standing of financial obligations; generally those issued by an SPE in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

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

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts comprise money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

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

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences -temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods -and the carry-forward of tax losses and unused tax credits.

Deferred tax liability - income taxes payable in future periods as a result of taxable temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in taxable amounts in future periods).

Defined benefit obligation - the present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan - pension or other post-retirement benefit plan other than a defined contribution plan.

Defined contribution plan - pension or other post-retirement benefit plan where the employer’s obligation is limited to its contributions to the fund.

Additional information continued

Glossary of terms continued
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

Derivative - a contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower’s default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) is a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

FICO score - a FICO score is calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer's credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - is the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

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

Ginnie Mae (Government National Mortgage Association) is a US Government Agency that guarantees investors the timely payment of principal and interest on mortgage-backed securities for which the underlying asset portfolios comprise federally insured or guaranteed loans - mainly loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Ginnie Mae obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the US Government.

Government Sponsored Enterprises (GSEs) are a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield is the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages are mortgages that are guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture’s Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Home equity loan is a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower’s house.

Impaired loans comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Impairment losses - for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset’s original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance). For impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

Additional information continued

Glossary of terms continued
Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

International Accounting Standards Board (IASB) is the independent standard-setting body of the IASC Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRS) and for approving Interpretations of IFRS as developed by the International Financial Reporting Interpretations Committee (IFRIC).

Interest rate swap - a contract under which two counterparties agree to exchange periodic interest payments on a predetermined monetary principal, the notional amount.

Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Investment grade generally represents a risk profile similar to a rating of  BBB-/Baa3 or better, as defined by independent rating agencies.

Latent loss provisions - loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect historical loss experience (adjusted for current economic and credit conditions) and the period between an impairment occurring and a loan being identified and reported as impaired.

Leveraged loans - funding (leveraged finance) provided to a business resulting in an overall level of debt that exceeds that which would be considered usual for the business or for the industry in which it operates. Leveraged finance is commonly employed to achieve a specific, often temporary, objective: to make an acquisition, to effect a buy-out or to repurchase shares.

Liquidity enhancements make funds available to ensure that the issuer of securities, usually a commercial paper conduit, can redeem the securities at maturity. They typically take the form of a committed facility from a third-party bank.

Loan impairment provisions are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loan-to-value ratio - the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property’s value.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss -that part of the exposure that is not expected to be recovered -plus any costs of recovery.

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

Mortgage-backed securities are asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage backed securities and Commercial mortgage backed securities.

Mortgage servicing rights are the rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.

Mortgage vintage - the year in which a mortgage loan was made to the customer.

Negative equity mortgages - mortgages where the value of the property mortgaged is less than the outstanding balance on the loan.

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

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Additional information continued

Glossary of terms continued
Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans are loans other than impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower’s ability to meet the loan’s repayment terms.

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

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the restructuring of all or part of the exposure including debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer, are treated as new loans.

Repurchase agreement (Repo) see Sale and repurchase agreements.

Residential mortgage backed securities (RMBS) are asset-backed securities for which the underlying asset portfolios are residential mortgages.

Restructured loans - see Renegotiated loans.

Retail loans are loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk- weighted assets.

Risk elements in lending (REIL) comprise impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings.

Risk-weighted assets - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the FSA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire, and the buyer to resell, the asset at a later date. From the seller’s perspective such agreements are repurchase agreements (repos) and from the buyer’s reverse repurchase agreements (reverse repos).

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

Structured Investment Vehicle (SIV) is a limited-purpose operating company that undertakes arbitrage activities by purchasing highly rated medium and long-term, fixed-income assets and funding itself with short-term, highly rated commercial paper and medium-term notes.

Structured notes are securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Student loan related assets are assets that are referenced to underlying student loans.

Additional information continued

Glossary of terms continued
Subordinated liabilities are liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - sub-prime mortgage loans are designed for customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower’s primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO is the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

Tier 1 capital - core Tier 1 capital plus other Tier 1 securities in issue, less material holdings in financial companies.

Tier 1 capital ratio - Tier 1 capital as a percentage of risk-weighted assets.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

US Government National Mortgage Association - see Ginnie Mae.

Unaudited - unaudited financial information is information that has not been subjected to the audit procedures undertaken by the Group’s auditors to enable them to express an opinion on the Group’s financial statements.

VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Wrapped security - a wrapped security is a debt security where the holder benefits from credit protection provided by a third party, typically a financial guarantor or monoline insurer.

Write down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

INDEX TO EXHIBITS

Exhibit No.	Description
1.1	Amended Articles of Association of National Westminster Bank Plc
2.11
Deposit Agreement dated September 25, 1991 among National Westminster Bank Plc, Morgan Guaranty Trust Company of New York as the depository and all holders from time to time of American Depositary Receipts issued thereunder

2.22
Amendment No. 1 dated November 2007 to the Deposit Agreement dated September 25, 1991 among National Westminster Bank Plc, Morgan Guaranty Trust Company of New York as the depository and all holders from time to time of American Depositary Receipts issued thereunder

7.1	Statement regarding computation of ratio of earnings to fixed charges
12.1	Certification of principal executive officer, required by Rule 13a-14(a)
12.2	Certification of principal financial officer, required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)

1  Previously filed and incorporated by reference to Exhibit (a)(1) to the Registration Statement on Form F-6 (Registration No. 333-7910), filed on November 6, 1997

2  Previously filed and incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form F-6 (Registration No. 333-7910), filed on November 6, 1997

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

National Westminster Bank Plc Registrant
/s/ Bruce Van Saun
Bruce Van Saun Group Finance Director 26 April, 2011