Form 20-F
period 2011-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2012-04-23
CIK 702162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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
______________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011, the close of the period covered by the annual report:

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

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
PART I
1	Identity of Directors, Senior Management and Advisers*	Not applicable

2	Offer Statistics and Expected Timetable *	Not applicable

3	Key Information	8, 177, 199-200, 207
	Selected financial data *	Not applicable
	Capitalisation and indebtedness *	Not applicable
	Reasons for the offer and use of proceeds *	Not applicable
	Risk factors	7, 210-220

4	Information on the Company	8-13, 26-84, 159-160, 162-163,
167-169, 181, 199-207
	History and development of the Company	5-6, 105-107, 170, 221
	Business overview	5, 105-107, 193-197, 221
	Organisational structure	5
	Property, plant and equipment	167-169, 209

4A	Unresolved Staff Comments *	Not applicable

5	Operating and Financial Review and Prospects
	Operating results Liquidity and capital resources	8-15, 161, 181 23-32, 140-158, 159, 167-169, 177, 181-183, 191-192,
205-206
	Research and development, patents, licences etc *	Not applicable
	Trend information *	Not applicable
	Off balance sheet arrangements *	Not applicable
	Contractual obligations *	Not applicable

6	Directors, Senior Management and Employees
	Directors and senior management *	Not applicable
	Compensation *	Not applicable
	Board practices	107
	Employees	105-106, 132-133
	Share ownership	105, 108

7	Major Shareholders and Related Party Transactions *
	Major shareholders *	Not applicable
	Related party transactions *	Not applicable
	Interests of experts and counsel *	Not applicable

8	Financial Information
	Consolidated statements and other financial information	105, 111-198
	Significant changes	5, 198

i

Item	Item Caption	Pages

9	The Offer and Listing
	Offer and listing details	208
	Plan of distribution *	Not applicable
	Markets	207
	Selling shareholders *	Not applicable
	Dilution *	Not applicable
	Expenses of the issue *	Not applicable

10	Additional Information
	Share capital *	Not applicable
	Memorandum and articles of association	221-226
	Material contracts	225
	Exchange controls	225
	Taxation	225
	Dividends and paying agents *	Not applicable
	Statement of experts *	Not applicable
	Documents on display	226
	Subsidiary information *	Not applicable

11	Quantitative and Qualitative Disclosure	16-104, 140-155, 161
about Market Risk

12	Description of Securities other than
	Equity Securities	209

PART II
13	Defaults, Dividend Arrearages and Delinquencies *	Not applicable

14	Material Modifications to the Rights of Security
	Holders and Use of Proceeds *	Not applicable

15	Controls and Procedures	109

16	[Reserved]

	A Audit Committee financial expert *	Not applicable
	B Code of ethics *	Not applicable
	C Principal Accountant Fees and services	107, 138
	D Exemptions from the Listing Standards for Audit Committees *	Not applicable
	E Purchases of Equity Securities by the Issuer and Affiliated Purchasers *	Not applicable
	F Change in Registrant’s Certifying Accountant *	Not applicable
	G Corporate Governance H Mine Safety Disclosure *	109 Not applicable

PART III
17	Financial Statements *	Not applicable

18	Financial Statements	111-198

19	Exhibits	236

	Signature	237

* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instructions I to Form 10-K or otherwise not included herein.

ii

Board of directors and secretary

Chairman
Philip Hampton
Nominations (Chair)

Executive directors
Stephen Hester
Bruce Van Saun

Non-executive directors
Sandy Crombie*
Senior Independent Director
Nominations, Remuneration, Risk

Alison Davis*
Nominations, Remuneration

Tony Di Iorio*
Audit, Nominations, Risk

Penny Hughes*
Remuneration (Chair), Nominations

Joe MacHale*
Nominations, Risk

John McFarlane*
Nominations, Remuneration

Brendan Nelson*
Audit (Chair), Nominations, Risk

Baroness Noakes*
Audit, Nominations

Arthur ‘Art’ Ryan*
Nominations

Philip Scott*
Risk (Chair) Audit, Nominations

Secretary
Aileen Taylor
Auditors
Deloitte LLP
Chartered Accountants and Statutory Auditor
Hill House
1 Little New Street
London EC4A 3TR

Registered office
135 Bishopsgate
London EC2M 3UR
Telephone: +44 (0)20 7085 5000

Head office
135 Bishopsgate
London EC2M 3UR
Telephone: +44 (0)20 7085 5000

National Westminster Bank Plc
Registered in England No. 929027

Audit	Member of the Group Audit Committee
Nominations	Member of the Group Nominations Committee
Remuneration	Member of the Group Remuneration Committee
Risk	Member of the Board Risk Committee
*	Independent non-executive director

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

International Financial Reporting Standards
The accounts are prepared on a going concern basis and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB as adopted by the European Union (EU) (together ‘IFRS’). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the Standard’s hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group’s financial statements are prepared in accordance with IFRS as issued by the IASB.

Non-GAAP financial information
A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. These non-GAAP financial measures are not a substitute for GAAP measures. The Group has divided its operations into “Core” and “Non- Core”. Certain measures disclosed in this document for Core operations and used by Group management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core.

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

In particular, this document includes forward-looking statements relating, but not limited, to: the RBS Group’s restructuring plans; the RBS Group’s and NatWest Group’s capitalisation, portfolios, capital ratios, liquidity, risk-weighted assets, return on equity, cost income ratios, leverage and loan deposit ratios, funding and risk profile; future financial performance; the level and extent of future impairments and write-downs; the protection provided by the APS; and NatWest Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the RBS Group or other resolution procedures under the Banking Act of 2009; implementation of the SRR prior to the insolvency of RBSG or its UK bank subsidiaries; amendments to contractual arrangements; the extent and nature of future developments in the credit markets, including the sub-prime market, and their impact on the financial industry in general and NatWest Group in particular; unanticipated complications with implementing the State Aid restructuring plan; general geopolitical and economic conditions in the UK and in other countries in which NatWest Group has significant business activities or investments, including the United States; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; the financial stability of other financial institutions, and NatWest Group’s counterparties and borrowers; the extent of future write-downs and impairment charges caused by depressed asset valuations; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated fluctuations in interest rates, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices; changes in the credit rating of NatWest Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; changes in UK and foreign laws, regulations, accounting standards and taxes; NatWest Group’s ability to attract or retain senior management or other key employees; changes in pricing environments; competition and consolidation in the banking sector; litigation and regulatory investigations; impairment of goodwill; pension fund shortfall; general operational risks; HM Treasury exercising influence over the operations of NatWest Group; reputational risk; changes to government compensation schemes; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of NatWest Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this report speak only as of the date of this report, and NatWest Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For a further discussion on certain risks faced by NatWest Group, see Risk Factors on page 210.

Financial review

Description of business
Introduction
National Westminster Bank Plc (‘NatWest’ or ‘the Bank’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc (‘the Royal Bank’ or ‘the holding company’), which in turn is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc (‘RBSG’ or ‘the ultimate holding company’), a large banking and financial services group. The ‘Group’ or ‘NatWest Group’ comprises the Bank and its subsidiary and associated undertakings. The Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers. ‘RBS Group’ comprises the ultimate holding company and its subsidiary and associated undertakings.

Following placing and open offers in December 2008 and in April 2009, HM Treasury owned approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company. In December 2009, the ultimate holding company issued a further £25.5 billion of new capital to HM Treasury. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier 1 capital. Following the issuance of the B shares, HM Treasury’s holding of ordinary shares of the ultimate holding company remained at 70.3% although its economic interest rose to 84.4%.

At 31 December 2011, HM Treasury’s holding of ordinary shares in the ultimate holding company was 66.9% and its economic interest was 82.2%.

Organisational structure and business overview
The Group’s activities are organised on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through a number of channels including: the NatWest network of branches and ATMs in the United Kingdom, telephony, online and mobile. UK Retail remains committed to delivering ‘Helpful and Sustainable’ banking and to the commitments set out in its Customer Charter - the results of which are externally assessed and published every six months.

UK Corporate is a leading provider of banking, finance and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels.

Wealth provides private banking and investment services in the UK through Coutts & Co, offshore banking through NatWest Offshore and international private banking through Coutts & Co Ltd.

Global Transaction Services (GTS) ranks among the top tier of global transaction banks, offering payments, cash and liquidity management, trade finance and commercial card products and services. Through the network and extensive partner bank agreements, GTS is able to support and connect customers across 128 countries.

Ulster Bank is the leading retail and business bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services. The Retail Markets division, which has a network of 236 branches, operates in the personal and financial planning sectors. The Corporate Markets division provides services to SME business customers, corporates and institutional markets.

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies; equities; credit and mortgage markets and portfolio management origination.

Central Functions comprises Group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the GBM division, higher risk profile asset portfolios including excess risk concentrations and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

Business Services supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and is the Group’s centre of excellence for managing large-scale and complex change. For reporting purposes, Business Services costs are allocated to the divisions above. It is not deemed a reportable segment.

Organisational change
In January 2012, the RBS Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes will see the reorganisation of the RBS Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the RBS Group’s strategy.

The changes will include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Financial review continued

Description of business continued
Existing GBM and GTS divisions will be reorganised as follows:

•
The ‘Markets’ business will maintain its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all RBS Group businesses.

•
GBM's corporate banking business will combine with the international businesses of our GTS arm into a new ‘International Banking’ unit and provide clients with a 'one-stop shop' access to the RBS Group’s debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

•	The domestic small and mid-size corporates currently served within GTS will be managed within RBS's domestic corporate banking businesses in the UK, Ireland (Ulster Bank).

Our wholesale business will be retaining its international footprint to ensure that it can serve our customers' needs globally. We believe, that despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

Going forward the NatWest Group will comprise the following segments:

•	Retail and Commercial
- UK Retail
- UK Corporate
- Wealth
- Ulster Bank
- International Banking
•	Markets
•	Group Centre
•	Core
•	Non-Core

Business divestments
To comply with European Commission (EC) State Aid requirements the RBS Group agreed a series of restructuring measures to be implemented over a four year period from December 2009. This supplements the measures in the Strategic Plan previously announced by the RBS Group. These include divesting RBS Insurance, 80.01% of Global Merchant Services (completed in 2010) and substantially all of RBS Sempra Commodities J.V. business (largely completed in 2010), as well as divesting the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the Direct SME customers across the UK (UK branch-based businesses).

Recent developments
National Loan Guarantee Scheme
On 20 March 2012, the RBS Group agreed to participate in the National Loan Guarantee Scheme (the "Scheme"), pursuant to which The Commissioners of Her Majesty’s Treasury (“HM Treasury”) have agreed to unconditionally and irrevocably guarantee the due payment of all sums due and payable by the RBS Group under any senior unsecured notes issued by the RBS Group in accordance with the terms of the Scheme in respect of which HM Treasury issues a Guarantee Certificate (as defined in a deed of guarantee dated 20 March 2012 (the “Deed of Guarantee”). The Guarantor’s obligations in that respect, are contained in the Deed of Guarantee, the form of which is available at www.dmo.gov.uk.

Risk factors
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and balance sheet management section of the Financial review (pages 16 to 104). This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 210 to 220.

•
The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and has access to its infrastructure, required to operate the Group’s businesses.

•
The Group’s businesses, earnings and financial condition have been and will continue to be affected by geopolitical conditions, the global economy, the instability in the global financial markets and increased competition. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The Group’s ability to meet its obligations including its funding commitments, depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group’s financial condition. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on the RBS Group’s, its and the UK Government’s credit ratings.

•
The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The Government has indicated that it supports and intends to implement the recommendations substantially as proposed which could have a material adverse effect on the Group.

•
The Group’s ability to implement the RBS Group’s Strategic Plan depends on the success of the Group’s efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the RBS Group’s Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the RBS Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk and may impair the RBS Group’s ability to raise new Tier 1 capital, and hence to provide capital to the Bank, due to restrictions on its (including the Group’s) ability to make discretionary dividend or coupon payments on certain securities.

•
RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group’s businesses.

•
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

•
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgments and estimates that may change over time or may ultimately not turn out to be accurate.

•
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities).

•	The RBS Group may suffer if they do not maintain good employee relations.

•
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•
The RBS Group is subject to substantial regulation and oversight and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the RBS Group, the Group and other RBS Group members are and may be subject to, litigation and regulatory investigations that may impact the Group’s business, results of operations and financial condition.

•	Operational and reputational risks are inherent in the Group’s operations.

•
The RBS Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

•
As a result of the UK Government’s majority shareholding in RBSG and indirectly the Group, it can, and in the future may decide to, exercise a significant degree of influence over the RBS Group. Acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of RBSG from the Official List.

Financial review continued
Financial summary
Summary consolidated income statement for the year ended 31 December 2011

	2011	2010	2009
	£m	£m	£m
Net interest income	3,007	3,161	3,197
Fees and commissions receivable	2,790	3,984	4,079
Fees and commissions payable	(343)	(1,248)	(1,241)
Income from trading activities	244	825	1,454
Gain on redemption of own debt	251	145	381
Other operating income	142	1,199	1,404
Non-interest income	3,084	4,905	6,077
Total income	6,091	8,066	9,274
Operating expenses	(5,726)	(5,303)	(4,006)
Profit before impairment losses	365	2,763	5,268
Impairment losses	(4,792)	(5,144)	(4,139)
Operating (loss)/profit before tax	(4,427)	(2,381)	1,129
Tax	583	117	5
(Loss)/profit for the year	(3,844)	(2,264)	1,134
Non-controlling interests	(8)	8	—
(Loss)/profit attributable to ordinary shareholders	(3,852)	(2,256)	1,134

2011 compared with 2010
Operating loss
Operating loss before tax was £4,427 million compared with £2,381 million in 2010. This primarily reflects a provision in relation to Payment Protection Insurance (PPI) claims, lower income in GBM, lower net fees and commissions and lower gains on strategic disposals, partially offset by higher gains on the redemption of own debt.

Total income
Total income was down 24% to £6,091 million from £8,066 million in 2010, primarily due to lower trading income and lower gains on strategic disposals partially offset by higher gains on the redemption of own debt.

Net interest income
Net interest income was £3,007 million compared with £3,161 million in 2010 primarily reflecting a narrowing net interest margin.

Non-interest income
Non-interest income decreased to £3,084 million from £4,905 million in 2010 reflecting lower income in GBM, lower net fees and commissions and lower gains on strategic disposals partially offset by higher gains on the redemption of own debt.

Operating expenses
Operating expenses were up 8% to £5,726 million from £5,303 million in 2010. This increase was primarily due to a provision of £547 million in relation to PPI claims. Adjusting for this, operating expenses were down 2%.

Cost:income ratio
The cost:income ratio was 94% compared with 66% in 2010. Excluding the gain on redemption of own debt, strategic disposals and the provision in respect of PPI, the cost:income ratio was 89% compared with 76% in 2010.

Impairment losses
Impairment losses were £4,792 million compared with £5,144 million in 2010. Lower impairments in UK Retail and UK Corporate were partially offset by increases in Ulster Bank (Core and Non-Core) where the economic environment continues to be challenging.

Capital ratios
Capital ratios at 31 December 2011 were 10.0% (Core Tier 1), 11.3% (Tier 1) and 14.2% (Total).

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

Non-interest income
Non-interest income decreased to £4,905 million from £6,077 million in 2009 reflecting reductions in dividend income and a lower gain on redemption of own debt of £145 million compared with £381 million in 2009. These decreases were partially offset by gains on disposals of subsidiaries and associates of £938 million compared with £384 million in 2009.

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

Cost:income ratio
The Group’s cost:income ratio was 66% compared with 43% in 2009. Excluding gains on redemption of own debt in both years and pension curtailment gains in 2009, the cost:income ratio was 67% compared with 60% in 2009.

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

Capital ratios
Capital ratios at 31 December 2010 were 9.5% (Core Tier 1), 10.7% (Tier 1) and 13.2% (Total).

Financial review continued
Analysis of results
Net interest income

	2011	2010	2009
	£m	£m	£m
Interest receivable	6,183	6,070	6,451
Interest payable	(3,176)	(2,909)	(3,254)
Net interest income	3,007	3,161	3,197

	%	%	%
Gross yield on interest-earning assets of the banking business (1)	2.49	2.49	2.82
Cost of interest-bearing liabilities of the banking business	(1.69)	(1.45)	(1.66)
Interest spread of the banking business (2)	0.80	1.04	1.16
Benefit from interest-free funds	0.41	0.26	0.24
Net interest margin of the banking business (3)	1.21	1.30	1.40

Yields, spreads and margins of the banking business	%	%	%
Gross yield (1)
- Group	2.49	2.49	2.82
- UK	2.48	2.49	2.77
- Overseas	2.55	2.48	2.94
Interest spread (2)
- Group	0.80	1.04	1.16
- UK	0.80	1.04	1.17
- Overseas	0.81	1.04	1.07
Net interest margin (3)
- Group	1.21	1.30	1.40
- UK	1.13	1.24	1.36
- Overseas	1.49	1.46	1.50

National Westminster Bank Plc (average)	0.50	0.50	0.64
London inter-bank three month offered rates (average):
- Sterling	0.87	0.70	1.21
- Eurodollar	0.33	0.34	0.69
- Euro	1.36	0.75	1.21

Notes:
(1)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(2)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(3)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.
(4)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(5)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet and related interest

		2011			2010
		Average balance	Interest	Rate	Average balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	114,214	1,248	1.09	102,785	1,240	1.21
	- Overseas	8,100	110	1.36	7,914	84	1.06
Loans and advances to customers	- UK	73,716	3,358	4.56	79,238	3,326	4.20
	- Overseas	46,982	1,307	2.78	49,692	1,359	2.73
Debt securities	- UK	3,641	139	3.82	2,389	35	1.47
	- Overseas	1,251	21	1.68	1,707	26	1.52
Interest-earning assets	- UK	191,571	4,745	2.48	184,412	4,601	2.49
	- Overseas	56,333	1,438	2.55	59,313	1,469	2.48
Total interest-earning assets	- banking business	247,904	6,183	2.49	243,725	6,070	2.49
	- trading business (5)	115,328			101,348
Interest-earning assets		363,232			345,073
Non-interest-earning assets		29,708			37,823
Total assets		392,940			382,896

Percentage of assets applicable to overseas operations		45.8%			45.5%

Liabilities
Deposits by banks	- UK	12,881	441	3.42	19,787	604	3.05
	- Overseas	13,839	287	2.07	19,231	260	1.35
Customer accounts: demand deposits	- UK	55,171	322	0.58	61,532	315	0.51
	- Overseas	4,888	47	0.96	2,672	49	1.83
Customer accounts: savings deposits	- UK	66,620	1,184	1.78	58,418	929	1.59
	- Overseas	2,664	36	1.35	2,702	30	1.11
Customer accounts: other time deposits	- UK	13,244	396	2.99	12,521	240	1.92
	- Overseas	7,726	144	1.86	8,578	164	1.91
Debt securities in issue	- UK	206	5	2.43	501	12	2.40
	- Overseas	4,620	70	1.52	8,155	83	1.02
Subordinated liabilities	- UK	6,888	221	3.21	7,111	209	2.94
	- Overseas	478	12	2.51	543	15	2.76
Internal funding of trading business	- UK	(1,160)	11	(0.95)	(1,239)	(1)	0.08
Interest-bearing liabilities	- UK	153,850	2,580	1.68	158,631	2,308	1.45
	- Overseas	34,215	596	1.74	41,881	601	1.44
Total interest-bearing liabilities	- banking business	188,065	3,176	1.69	200,512	2,909	1.45
	- trading business (5)	113,865			100,733
Interest-bearing liabilities		301,930			301,245
Non-interest-bearing liabilities:
Demand deposits	- UK	35,880			27,846
	- Overseas	8,452			9,450
Other liabilities (5)		31,248			29,271
Owners' equity		15,430			15,084
Total liabilities and owners' equity		392,940			382,896

Percentage of liabilities applicable to overseas operations		43.7%			43.3%

For notes relating to this table refer to page 10.

Financial review continued

Average balance sheet and related interest continued

		2009
		Average balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	73,448	1,236	1.68
	- Overseas	6,543	131	2.00
Loans and advances to customers	- UK	93,968	3,394	3.61
	- Overseas	51,654	1,591	3.08
Debt securities	- UK	1,569	52	3.31
	- Overseas	1,958	47	2.40
Interest-earning assets	- UK	168,985	4,682	2.77
	- Overseas	60,155	1,769	2.94
Total interest-earning assets	- banking business	229,140	6,451	2.82
	- trading business (5)	77,788
Interest-earning assets		306,928
Non-interest-earning assets		38,590
Total assets		345,518

Percentage of assets applicable to overseas operations		42.3%

Liabilities
Deposits by banks	- UK	13,885	511	3.68
	- Overseas	21,832	326	1.49
Customer accounts: demand deposits	- UK	58,198	272	0.47
	- Overseas	3,287	46	1.40
Customer accounts: savings deposits	- UK	44,714	713	1.59
	- Overseas	1,977	48	2.43
Customer accounts: other time deposits	- UK	25,144	422	1.68
	- Overseas	8,008	181	2.26
Debt securities in issue	- UK	903	36	3.99
	- Overseas	10,810	249	2.30
Subordinated liabilities	- UK	7,885	436	5.53
	- Overseas	567	18	3.17
Internal funding of trading business	- UK	(1,400)	(4)	0.29
Interest-bearing liabilities	- UK	149,329	2,386	1.60
	- Overseas	46,481	868	1.87
Total interest-bearing liabilities	- banking business	195,810	3,254	1.66
	- trading business (5)	78,449
Interest-bearing liabilities		274,259
Non-interest-bearing liabilities:
Demand deposits	- UK	20,004
	- Overseas	7,012
Other liabilities (5)		31,642
Owners' equity		12,601
Total liabilities and owners' equity		345,518

Percentage of liabilities applicable to overseas operations		40.7%

For notes relating to this table refer to page 10.

Analysis of change in net interest income - volume and rate analysis
Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2011 over 2010			2010 over 2009
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
- UK	135	(127)	8	408	(404)	4
- Overseas	2	24	26	23	(70)	(47)
Loans and advances to customers
- UK	(241)	273	32	(576)	508	(68)
- Overseas	(76)	24	(52)	(58)	(174)	(232)
Debt securities
- UK	26	78	104	20	(37)	(17)
- Overseas	(8)	3	(5)	(5)	(16)	(21)
Total interest receivable of the banking business
- UK	(80)	224	144	(148)	67	(81)
- Overseas	(82)	51	(31)	(40)	(260)	(300)
	(162)	275	113	(188)	(193)	(381)
Interest-bearing liabilities
Deposits by banks
- UK	230	(67)	163	(191)	98	(93)
- Overseas	86	(113)	(27)	37	29	66
Customer accounts: demand deposits
- UK	34	(41)	(7)	(17)	(26)	(43)
- Overseas	(28)	30	2	10	(13)	(3)
Customer accounts: savings deposits
- UK	(138)	(117)	(255)	(216)	—	(216)
- Overseas	—	(6)	(6)	(14)	32	18
Customer accounts: other time deposits
- UK	(15)	(141)	(156)	236	(54)	182
- Overseas	16	4	20	(12)	29	17
Debt securities in issue
- UK	7	—	7	13	11	24
- Overseas	44	(31)	13	51	115	166
Subordinated liabilities
- UK	7	(19)	(12)	39	188	227
- Overseas	2	1	3	1	2	3
Internal funding of trading business
- UK	—	(12)	(12)	—	(3)	(3)
Total interest payable of the banking business
- UK	125	(397)	(272)	(136)	214	78
- Overseas	120	(115)	5	73	194	267
	245	(512)	(267)	(63)	408	345
Movement in net interest income
- UK	45	(173)	(128)	(284)	281	(3)
- Overseas	38	(64)	(26)	33	(66)	(33)
	83	(237)	(154)	(251)	215	(36)

Financial review continued

Consolidated balance sheet at 31 December 2011

	2011 £m	2010 £m
Assets
Cash and balances at central banks	1,918	1,824
Loans and advances to banks	166,201	155,929
Loans and advances to customers	142,889	155,133
Debt securities	41,005	39,494
Equity shares	928	904
Settlement balances	2,468	3,761
Derivatives	5,197	3,460
Intangible assets	812	683
Property, plant and equipment	2,982	3,191
Deferred tax	579	574
Prepayments, accrued income and other assets	2,573	1,579
Total assets	367,552	366,532

Liabilities
Deposits by banks	54,729	52,552
Customer accounts	254,710	256,232
Debt securities in issue	4,239	8,262
Settlement balances	2,911	2,943
Short positions	13,482	13,943
Derivatives	6,092	3,555
Accruals, deferred income and other liabilities	5,484	4,444
Retirement benefit liabilities	207	608
Deferred tax	289	41
Subordinated liabilities	8,002	7,583
Total liabilities	350,145	350,163

Non-controlling interests	1,272	1,315
Owners’ equity	16,135	15,054
Total equity	17,407	16,369

Total liabilities and equity	367,552	366,532

Commentary on consolidated balance sheet
Total assets of £367.6 billion at 31 December 2011 were up £1.0 billion compared with 31 December 2010, principally reflecting higher placings with the holding company and fellow subsidiaries partly offset by a reduction in loans and advances to customers.

Loans and advances to banks increased by £10.3 billion, 7%, to £166.2 billion reflecting higher placings with the holding company and fellow subsidiaries, up £13.1 billion, 9%, to £151.4 billion partially offset by a decrease in other loans and advances to banks, down £2.8 billion, 16%, to £14.8 billion.

Loans and advances to customers were down £12.2 billion, 8%, at £142.9 billion. Within this, amounts due from fellow subsidiaries decreased £1.4 billion, 15%, to £7.9 billion. Other loans and advances declined £10.8 billion, 7%, to £135.0 billion, principally reflecting reductions in UK Retail, UK Corporate, Ulster Bank and Global Transaction Services, partly offset by an increase in Global Banking & Markets.

Debt securities increased by £1.5 billion, 4%, to £41.0 billion principally due to increased holdings in Global Banking & Markets.

Settlement balances declined £1.3 billion, 34%, to £2.5 billion as a result of decreased customer activity.

Movements in the value of derivative assets, up £1.7 billion, 50%, to £5.2 billion, and liabilities, up £2.5 billion, 71%, to £6.1 billion, primarily reflecting increases in interest rate contracts as a result of a significant downward shift in interest rates across all major currencies.

Deposits by banks increased by £2.2 billion, 4%, to £54.7 billion, resulting from an increase in other deposits by banks, up £2.5 billion, 21%, to £14.7 billion, partly offset by a decrease in amounts due to the holding company and fellow subsidiaries, down £0.3 billion, 1%, to £40.0 billion.

Customer accounts were down £1.5 billion, 1%, to £254.7 billion. Within this, amounts due to fellow subsidiaries were down £0.5 billion, 13%, to £3.6 billion. Other customer accounts decreased £1.0 billion to £251.1 billion, reflecting decreases in Global Banking & Markets, Global Transaction Services and Ulster Bank, partly offset by increases in UK Retail, UK Corporate and Wealth.

Debt securities in issue were down £4.0 billion, 49%, to £4.2 billion, mainly as a result of reductions in Global Banking & Markets and Ulster Bank.

Subordinated liabilities increased £0.4 billion, 6%, to £8.0 billion, reflecting the issue of £0.2 billion dated loan capital and £0.7 billion undated loan capital, partially offset by the redemption of £0.4 billion dated loan capital and the effect of exchange rate movements and other adjustments of £0.1 billion.

Owners’ equity increased by £1.1 billion, 7%, to £16.1 billion, reflecting capital contributions from the holding company of £5.2 billion, partly offset by the attributable loss for the year of £3.9 billion and exchange rate and other movements of £0.2 billion.

Risk and balance sheet management

In this section (pages 16 to 104) of the Financial review, certain information has been audited and is part of the Group’s financial statements as permitted by IFRS 7. Other disclosures are unaudited and are labelled with an asterisk (*).

Risk and balance sheet management are conducted on an overall basis within the RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most part, discussions on these aspects reflect those in the RBS Group as relevant for businesses and operations in the Group. Data are provided for the Bank and its subsidiaries (the Group) as well as the Bank.

Introduction*
All the disclosures in this section (pages 16 to 22) are unaudited as indicated by an asterisk (*).

Risk management plays an integral role in the delivery of the RBS Group’s strategic goal to be a safe and secure banking group. The implementation of a stronger and more effective culture of risk management and control provides the platform necessary to address historical vulnerabilities, rebuild upon the RBS Group’s core strengths and position it on a sustainable and profitable path for future growth.

Financial strength and resilience are at the heart of the RBS Group’s Strategic Plan. The RBS Group has defined this level of robustness as that which is capable of achieving and sustaining a standalone credit rating (i.e. without government support) that is in line with those of its strongest international peers.

Given this central aim, in 2009 the RBS Group Board set out four key strategic risk objectives, aligned with the RBS Group’s Strategic Plan. These are to:

•
maintain capital adequacy: to ensure that the RBS Group has sufficient (and easily accessible) capital resources to meet regulatory requirements and to cover the potential for unexpected losses in its asset portfolio;

•
deliver stable earnings growth: to ensure that strategic growth is based around a longer-term risk versus reward consideration, with significantly lower volatility in underlying profitability than was seen over the previous five years;

•
ensure stable and efficient access to liquidity and funding: such that the RBS Group has sufficient funding to meet its obligations, taking account of the constraint that some forms of funding may not be available when they are most needed; and

•
maintain stakeholder confidence: to ensure that stakeholders have confidence in the RBS Group’s recovery plan, its ability to deliver its strategic objectives and the effectiveness of its business culture and operational controls.

Each objective is essential in its own right, but also mutually supportive of the others.

These strategic risk objectives are the bridge between the RBS Group-level business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business divisions on a day-to-day basis.

Strategic risk objectives
˜
Key risk appetite measures
˜
Risk frameworks and limits
˜
Day-to-day risk management

In 2011, the RBS Group made significant progress in strengthening its approach to risk management in an external environment that remained challenging.

The task of setting a comprehensive risk appetite and aligning it with the RBS Group’s business strategy demands a clear understanding of the types of risk the RBS Group faces and their potential size. With this goal in mind, over the past year the RBS Group has developed a catalogue of the risks it faces (a risk taxonomy) and undertaken a Group-wide material risk assessment to analyse the scale of each risk and the potential interactions between them (for a detailed discussion of risk appetite, see page 17).

The delivery of proactive and effective risk management relies on high quality data inputs on which to make assessments. It also requires robust forward-looking measurement and stress testing capabilities (see stress testing on page 18). Both of these areas continue to be enhanced and improvements embedded across the RBS Group.

Risk control frameworks are used to identify and address concentrations of risk. These systems are reinforced by a Group Policy Framework (see page 18), which was enhanced during 2011, with assurance activity ongoing to ensure the policy standards it comprises remain appropriate.

Effective risk management also requires a robust governance framework. During 2011, the roles and responsibilities of the Executive Risk Forum and its supporting committees were reviewed and more clearly defined (see pages 19 to 21).

The RBS Group has launched a common set of values for the risk community that impact directly on behaviours and help to engender a risk management function that is widely respected and valued across the RBS Group. An RBS Group-wide policy that explicitly aligns remuneration with effective risk management has also been put in place.

* unaudited

Financial review continued
Introduction* continued
The focus is now on fully embedding the RBS Group’s strategy for risk management into the day-to-day management of its businesses, as well as preparing the RBS Group to face future challenges in a rapidly evolving external environment. More detailed discussions on how the RBS Group strengthened its approach to risk management in 2011 and the areas of focus going forward are contained within the relevant sub-sections on the following pages.

Risk appetite*
The RBS Group’s focus on setting a clear risk appetite and embedding a strong culture of risk management and control is designed to ensure it is able to proactively identify and reduce risk exposures and has the resilience to respond effectively to any unforeseen shocks.

The RBS Group’s risk appetite identifies and establishes the level and type of risks that it is able and willing to take in order to:

•	meet its strategic objectives - this includes the RBS Group’s stated objective of achieving and sustaining a standalone credit rating in line with those of its strongest international peers; and

•
meet its wider obligations to stakeholders - the RBS Group’s Strategic Plan is built on the core foundations of serving its customers well, acting responsibly and creating sustainable value for its shareholders.

A clear risk appetite provides a greater understanding across the RBS Group of the acceptable levels of risk for each business. It provides a solid platform from which the RBS Group can focus on its key business strengths and competitive advantages over the long-term.

Approach and key principles
The Strategic Plan set key performance indicators for capital, leverage, liquidity and funding, aligned with the RBS Group’s strategic objectives. It also established a Non-Core division to manage, dispose of and run-off assets that the RBS Group was seeking to exit from, which by definition were outside its appetite.

Building on these core foundations, the RBS Group has developed a framework that sets and implements an appropriate risk appetite for the RBS Group (and its main businesses), supported by a regular monitoring and review process.

Under this framework, risk appetite targets - based on both the quantitative and qualitative aspects of risk - have been set by the RBS Group Board, aligned with RBS Group and divisional strategic objectives. These targets support and augment the strategic, financial and risk controls that are already in place and help to shape the way the RBS Group operates at all levels. Clear roles and responsibilities are established to measure, cascade and report performance against risk appetite and to provide assurances that business is being conducted within approved risk limits and tolerances.

The development of this framework has been based on the following best practice principles:

•	strong leadership from the RBS Group Board in establishing and setting risk appetite and in ensuring its purpose is understood and its use promoted as good business practice;

•	a strong risk management culture, in which risk is clearly and meaningfully aligned with business behaviours and outcomes;

•	a close collaborative partnership between the risk, strategy, treasury and finance functions that facilitates a broader internal debate on key issues; and

•	clear accountability by each division (and business unit) for the level of risk it is prepared to take to achieve its business objectives.

RBS Group-wide stress testing is used to assess whether strategic plans are consistent with risk appetite and to measure the key drivers of risk (down to business unit level), with mitigating actions identified whenever the risk profile is considered to be outside (or close to) acceptable levels.

Design to delivery
The RBS Group’s risk appetite has been set by the RBS Group Board and is now operational. Significant progress has been made in establishing the underlying framework and rolling it out across the RBS Group and its divisions.

The key channels through which risk appetite is cascaded throughout, and embedded in each division are:

•
divisional risk appetite statements - each division has developed its own risk appetite statement, which is based on the four strategic risk objectives and is appropriate for its business plans but also aligned with the RBS Group’s risk appetite targets;

•
risk control frameworks and limits - risk control frameworks set clear guidance on acceptable limits and tolerances for all material risk types (e.g. credit, market and country risk), aligned with the RBS Group’s risk appetite targets;

•	Group operational and conduct risk appetite - the RBS Group has developed a robust control environment to ensure it conducts its activities in accordance with its regulatory and other obligations; and

•	culture, values and remuneration - a programme of communication, engagement and training is being rolled out across the RBS Group to engender a wide understanding of the purpose of risk appetite.

The RBS Group regards the implementation of its risk appetite framework as an essential step in driving the cultural change required to achieve its strategic objectives and a dynamic, ongoing process. The Board Risk Committee reviews both the targets and the framework on a regular basis, to ensure they remain aligned to strategic objectives, business performance, emerging risks and changes in the external environment.

* unaudited

Introduction*: Stress testing
Stress testing describes the evaluation of a bank’s financial position under severe but plausible stress scenarios. Stress testing refers to the application of individual stress tests and the broader framework under which these tests are developed, evaluated and used within the RBS Group’s decision-making process in the context of the wider economic environment.

Internal stress tests
The RBS Group’s stress testing framework is designed to embed stress testing as a key risk management technique into mainstream risk reporting, capital planning and business processes at both RBS Group and divisional levels.

The Executive Risk Forum (see Risk governance on page 21) is the main body overseeing the RBS Group’s stress testing approach, processes and results. The forum is primarily responsible for reviewing and challenging the results of any RBS Group-wide stress test and ensuring that, where necessary, appropriate management actions are undertaken. The Board Risk Committee will provide oversight and challenge as appropriate.

Stress testing forms part of the RBS Group’s risk and capital management framework and is a major component of the Group’s Basel III requirements. It highlights to senior management potential adverse unexpected outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses should adverse scenarios materialise.

Stress testing is used at both divisional and RBS Group levels to assess risk concentrations and estimate the impact of stressed earnings, impairments and write-downs on capital as well as the liquidity and funding position of the RBS Group. It determines overall capital adequacy under a variety of adverse scenarios.

A series of stress events are monitored on a regular basis to assess the potential impact of a severe yet plausible event on the RBS Group. There are four core types of scenario stress testing:

•	macroeconomic stress testing, which considers the impact on both earnings and capital for a range of scenarios;

•
enterprise-wide stress testing, which considers scenarios that are not macroeconomic in nature but are sufficiently broad to entail multiple risks or affect multiple divisions and are likely to affect earnings, capital and funding;

•	cross-divisional stress testing, which includes scenarios that affect multiple divisions due to their sensitivity to a common risk factor; and

•	divisional and risk-specific stress testing, which is undertaken to support risk identification and management.

Portfolio analysis, using historical performance and forward-looking indicators of change, uses stress testing to assess potential exposure to events and seeks to quantify the impact of an adverse change in factors that drive the performance and profitability of a portfolio.

Industry-wide stress tests
The RBS Group takes part in a number of industry-wide stress tests, in particular, the European Banking Authority Stress Test and IMF UK Financial Sector Assessment Program, results of which were published in July 2011. These confirmed that the RBS Group remains well capitalised with a strong Core Tier 1 capital ratio and a strong Total capital ratio under both baseline and adverse scenarios. During 2011, the RBS Group also undertook the FSA anchor scenario test.

In December 2011, the European Banking Authority published the results of its recapitalisation exercise - a review of banks’ actual capital positions on sovereign exposures - showing the RBS Group had no overall capital shortfall after including the sovereign capital buffer.

Group Policy Framework*
Achieving and sustaining a robust control framework in line with those of the RBS Group’s strongest international peers is critical to achieving the successful delivery of its risk objectives.

With this goal in mind, the Group Policy Framework (GPF) has been revised and broadened. The GPF consolidates a large number of individual policies under a consistent and structured overarching framework for conduct, control and governance. It provides clear guidance and controls on how the RBS Group does business, linked to its risk appetite, its business conduct and compliance responsibilities and its focus on delivering a control environment consistent with best practice against relevant external benchmarks.

The GPF and related initiatives aim to ensure that:

•	the RBS Group has clear control standards and ethical principles to cover the risks that it faces to support effective risk management and meet regulatory and legal requirements;

•	policies are followed across the RBS Group and compliance can be clearly evidenced, assessed and reported by line management; and

•	the control environment is monitored and overseen through good governance.

Communication and training programmes are provided to all relevant staff as the policies are embedded, ensuring that staff are aware of their responsibilities. The GPF is structured to ensure that policy standard owners and sponsors review their policies on a regular basis, with any identified shortfalls against industry best practice documented and addressed within an agreed time frame.

* unaudited

Financial review continued

Group Policy Framework* continued
The GPF was introduced in 2009. Enhancements applied in 2011 included the following:

•	the RBS Group’s policy standards, which comprise the GPF, were rewritten to ensure they clearly express the mandatory controls required to mitigate the key risks the Group faces;

•
all of the RBS Group’s policy standards were benchmarked against relevant external reference points such as peer organisations to challenge and verify the content of the policy standards. Where identified, further improvements to the policy standards are now being implemented;

•	for each policy standard, appropriate risk based assurance activity was introduced to ensure each division is appropriately controlled and compliance with policy can be demonstrated; and

•
risk appetite has its own policy standard within the GPF that clearly sets out roles and responsibilities in relation to the implementation of the risk appetite framework and provides assurance that risks are being actively managed within approved levels and tolerances.

The GPF will continue to be improved and embedded. The results of assurance activity, monitoring and analysis of the internal and external environment will be used to reassess the policy standards on a regular basis.

Risk governance*
The RBS Group is committed to achieving the highest standards of corporate governance in every aspect of the business, including risk management.

A key aspect of the RBS Group Board’s responsibility as the main decision making body at RBS Group level is the setting of RBS Group risk appetite to ensure that the levels of risk that the RBS Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood.

To enable the RBS Group Board to carry out its objectives, it has delegated authority to senior Board and executive committees, as required and appropriate. A number of key committees specifically consider risk across the RBS Group, as set out in the diagram below.

comprises independent non-executive directors

Notes:
(1)	The Capital and Stress Testing Committee is a sub-committee of the Group Asset and Liability Management Committee.
(2)
The following specialist sub-committees report directly to the Group Risk Committee: Global Market Risk Committee, Group Country Risk Committee, Group Models Committee, Group Credit Risk Committee and Operational Risk Executive Committee. In addition, Divisional Risk Committees report to the Group Risk Committee.

* unaudited

Introduction*: Risk governance continued
The key risk responsibilities of each of these committees as well as their membership are set out in the table below.

These committees are supported at a divisional level by a risk governance structure embedded in the business. These committees play a key role in ensuring that the RBS Group’s risk appetite is supported by effective risk management frameworks, limits and policies, together with clear accountabilities for approval, monitoring, oversight, reporting and escalation.

During 2011, the roles and responsibilities of the Executive Risk Forum and its supporting committees were reviewed and more clearly defined, to meet the future needs of the RBS Group.

In particular, the Executive Risk Forum was repositioned as a strategic committee focusing on strategic level risks and issues, and retaining the approval authority for the most material risk limits and decisions.

The RBS Group Risk Committee was refocused to operate primarily as an oversight committee across risk types, concentrating particularly on thematic and emerging risks and issues.

The committees that sit below the RBS Group Risk Committee were streamlined significantly, aligned more closely to key risk types and given clearer empowerment and accountability where required.

A Capital and Stress Testing Committee was created as a sub-committee of the Group Asset and Liability Management Committee to cover risk and capital matters.

The improvements made in 2011 provide further clarity of the roles and responsibilities, as well as clear reporting lines and accountabilities. They promote clearer and timelier decision making and more effective risk management and oversight.

The roles and remits of the RBS Group committees are set out below. These committees are supported at a divisional level by a risk governance structure embedded in the business.

Board/Committee	Risk focus	Membership
Group Board
The Group Board ensures that the RBS Group manages risk effectively through approving and monitoring the RBS Group’s risk appetite, considering RBS Group stress scenarios and agreed mitigants and identifying longer-term strategic threats to the RBS Group’s business operations.
The Board of directors
Executive Committee
The Executive Committee considers recommendations on risk management matters referred by the Executive Risk Forum and/or Group Risk Committee, including recommendations on risk appetite, risk policies and risk management strategies.
Group Chief Executive Group Finance Director Chief Administrative Officer Chief Executive Officers of divisions Head of Restructuring and Risk
Board Risk Committee
The Board Risk Committee provides oversight and advice to the Group Board on current and potential future risk exposures of the RBS Group and future risk strategy, including determination of risk appetite and tolerance. It also provides a risk review of remuneration arrangements and provides advice to the Remuneration Committee. It operates under delegated authority from the Group Board.
At least three independent non-executive directors, one of whom is the Chairman of the Group Audit Committee.
Group Audit Committee
The Group Audit Committee reviews accounting policies and practices, controls and procedures established by management for compliance with regulatory and financial reporting requirements and requirements of external regulations. It has responsibility for monitoring relationships with regulatory authorities. It operates under delegated authority from the Group Board.

At least three independent non-executive directors, at least one of whom is a financial expert as defined in the SEC rules under the US Exchange Act and one of whom is Chairman of the Board Risk Committee.

Group Remuneration Committee
The Group Remuneration Committee is responsible for the overview of the RBS Group’s policy on remuneration and receives advice from Risk Management and the Board Risk Committee to ensure that there is thorough risk input into incentive plan design and target setting as well as risk review of performance bonus pools and clawback. It operates under delegated authority from the Group Board.
At least three independent non-executive directors

*unaudited

Financial review continued

Introduction*: Risk governance continued
Board/Committee	Risk focus	Membership
Executive Risk Forum
The Executive Risk Forum operates as a committee of the Executive Committee with full authority to act on all risk and control matters across the RBS Group.

The Executive Risk Forum approves the most material limits and decisions above defined thresholds and delegates decisions below these thresholds to sub-committees and appropriate individuals.
Group Chief Executive Group Finance Director Chief Administrative Officer Chief Executive Officers of divisions Head of Restructuring and Risk Deputy Chief Risk Officer
Group Asset and Liability Management Committee
The Group Asset and Liability Management Committee (GALCO) is a sub-committee of the Executive Risk Forum and is responsible for identifying, managing and controlling the RBS Group balance sheet risks in executing its chosen business strategy.
Group Finance Director Group Treasurer Chief Executive Officers of divisions Head of Restructuring and Risk Key Group Finance function heads Global Head of Markets
Group Risk Committee
The Group Risk Committee is a sub-committee of the Executive Risk Forum. It is an oversight committee which reviews and challenges risks and limits across the functional areas and plays a key role exercising and demonstrating effective risk oversight across the RBS Group. It reviews risks and issues on a thematic as well as a specific basis and focuses on forward-looking, emerging risks. It considers the overall risk profile across the RBS Group and identifies any key issues for escalation to the Executive Risk Forum.
Deputy Chief Risk Officer Divisional Chief Risk Officers Key Group Risk function heads
Capital and Stress Testing Committee
The Capital and Stress Testing Committee is a sub-committee of the Group Asset and Liability Management Committee and focuses on the broad risk capital agenda, including risk appetite, capital usage, stress testing, the Internal Capital Adequacy Assessment Process, capital planning, allocation and management, economic capital and prudential developments, including Basel oversight.
Group Finance Director Key Group Finance function heads Key Group Risk function heads
Executive Credit Group
The Executive Credit Group decides on requests for the extension of existing or new credit limits on behalf of the Group Board where the proposed aggregate facility limits are in excess of the credit approval authorities granted to individuals in divisions or in Group Risk Management, or where an appeal against a decline decision of the Group Chief Credit Officer (or delegates) or Group Chief Risk Officer is referred for final decision.

Group A members (1)
Head of Restructuring and Risk
Deputy Chief Risk Officer
Group Chief Credit Officer/Chief Credit Officer N.V.
Head of Global Restructuring Group
Chief Risk Officer, Non-Core division/APS (alternate)

Group B members (1)
Group Chief Executive
Group Finance Director
Chief Executive Officers of divisions

(1)   Decisions require input from at least one member from each of Group A and Group B.

Divisional Risk and Audit Committees
Divisional Risk and Audit Committees report to the Board Risk Committee and the Group Audit Committee on a quarterly basis. Their main responsibilities are to:

•      monitor the performance of the divisions relative to divisional and Group risk appetite;

•      review matters relative to accounting policies, internal control, financial reporting, internal audit, external audit and regulatory compliance as set out in their terms of reference; and

•      assist on such other matters as may be referred to them by the relevant divisional Executive Committee, the Group Audit Committee or the Board Risk Committee.

Members: at least three non-executive members who are executives of the RBS Group who do not have executive responsibility in the relevant division.

Attendees: at least two executives of the division, as appropriate. Representatives from finance, risk, internal audit and external audit.

Members of the Board Risk Committee and Group Audit Committee also have the right to attend.

*unaudited

Introduction*: Risk coverage
The main risk types facing the RBS Group which are covered by the risk appetite framework and managed by the above committees, are shown below:

Risk type	Definition	Features
Capital, liquidity and funding risk	The risk that the Group has insufficient capital or is unable to meet its financial liabilities as they fall due.
Potential to disrupt the business model and stop normal functions of the Group.

Potential to cause the Group to fail to meet the supervisory requirements of regulators.

Significantly driven by credit risk losses.
Refer to pages 23 to 32.

Credit risk (including counterparty risk)	The risk that the Group will incur losses owing to the failure of a customer to meet its obligation to settle outstanding amounts.
Loss characteristics vary materially across portfolios.

Significant link between losses and the macroeconomic environment.

Can include concentration risk - the risk of loss due to the concentration of credit risk to a specific product, asset class, sector or counterparty.
Refer to pages 33 to 84.

Country risk	The risk of material losses arising from significant country-specific events.
Can arise from sovereign events, economic events, political events, natural disasters or conflicts.

Potential to affect parts of the Group’s credit portfolio that are directly or indirectly linked to the country in question.
Refer to pages 85 to 90.

Market risk	The risk arising from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities.	Frequent small losses which are material in aggregate. Infrequent large material losses due to stress events. Refer to pages 91 to 94.
Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	Frequent small losses. Infrequent material losses. Refer to pages 95 to 97.
Compliance risk	The risk arising from non-compliance with national and international laws, rules and regulations.
Adverse impacts on strategy, capital structure, business models and operational effectiveness.

Financial cost of adapting to changes in laws, rules or regulations or of penalties for non-compliance.
Refer to pages 97 to 102.

Reputational risk	The risk of brand damage arising from financial and non-financial events arising from the failure to meet stakeholders expectations of the Group’s performance and behaviour.
Potential to put the entire business at risk. Otherwise, could lead to negative publicity, loss of revenue, costly litigation or a decline in customer base.

Can arise from actions taken by the Group or a failure to take action.
Refer to page 102.

Business risk	The risk of lower-than-expected revenues and/or higher-than-expected operating costs.	Influenced by many factors such as pricing, sales volume, input costs, regulations and market and economic conditions. Refer to page 102.
Pension risk	The risk that the Group will have to make additional contributions to its defined benefit pension schemes.	Funding position can be volatile due to the uncertainty of future investment returns and the projected value of schemes’ liabilities. Refer to pages 103 and 104.

Each risk type maps into the RBS Group’s risk appetite framework and contributes to the overall achievement of its strategic objectives with underlying frameworks and limits. The key frameworks and developments over the past year are described in the relevant sections indicated above.

* unaudited

Financial review continued
Balance sheet management
All disclosures in this section (pages 23 to 32) are audited unless otherwise indicated by an asterisk (*).

Two of the RBS Group’s four key strategic risk objectives relate to the maintenance of capital adequacy and ensuring stable and efficient access to liquidity and funding. This section on balance sheet management explains how the RBS Group is performing on achieving these objectives.

Capital management
Introduction*
The Group aims to maintain an appropriate level of capital to operate within the agreed risk appetite whilst optimising the use of shareholders’ funds to deliver sustainable returns.

The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Governance*
The RBS Group Asset and Liability Management Committee (GALCO) is responsible for ensuring the Group maintains adequate capital at all times. The newly established Capital and Stress Testing Committee (CAST) is a cross-functional body driving and directing integrated risk capital activities including stress testing economic capital and capital allocation. These activities have linkages to capital planning, risk appetite and regulatory change. CAST reports through GALCO and comprises senior representatives from Risk Management, Group Finance and Group Treasury.

Determining appropriate capital*
The minimum regulatory capital requirements are identified by RBS Group through the Internal Capital Adequacy Assessment Process and then agreed between the RBS Group Board and the appropriate supervisory authority.

The RBS Group’s own determination of how much capital is sufficient is derived from the desired credit rating level and the application of both internally and externally defined stress tests that identify potential changes in capital ratios over time.

Monitoring and maintenance*
Based on these determinations, which are continually reassessed, the RBS Group aims to maintain capital adequacy both at Group level and in each regulated entity.

The Group operates a rigorous capital planning process aimed at ensuring the capital position is controlled within the agreed parameters. This incorporates regular re-forecasts of the capital positions of the regulated entities and the overall Group. In the event that the projected position deteriorates beyond acceptable levels, the RBS Group would issue further capital and/or revise business plans accordingly.

Capital allocation*
Capital resources are allocated to the Group’s businesses based on key performance parameters agreed by the RBS Group Board in the annual strategic planning process. Chief among these is a profitability metric which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against the target returns set by the RBS Group Board. The allocations also reflect strategic priorities and balance sheet and funding metrics.

Economic profit is also planned and measured for each division during the annual planning process. It is calculated by deducting the cost of equity utilised in the particular business from its operating profit and measures the value added over and above the cost of equity.

The Group aims to deliver sustainable returns across the portfolio of businesses with projected business returns stressed to test key vulnerabilities.

The divisions use return on capital metrics when making pricing decisions on products and transactions with a view to ensuring customer activity is appropriately aligned with RBS Group and divisional targets and allocations.

The FSA uses the risk asset ratio as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement the risk asset ratios should not be less than 8% with a Tier 1 component of not less than 4%.

Capital adequacy*
NatWest Group's RWAs and risk asset ratios, calculated in accordance with FSA definitions, are set out below.

Risk-weighted assets by risk	2011 £bn	2010 £bn	2009 £bn
Credit risk	97.2	105.3	108.3
Counterparty risk	7.0	3.1	2.6
Market risk	13.0	8.4	3.1
Operational risk	15.4	14.5	14.2
	132.6	131.3	128.2

Risk asset ratios	%	%	%
Core Tier 1	10.0	9.5	8.7
Tier 1	11.3	10.7	10.1
Total	14.2	13.2	13.4
* unaudited

Financial review continued

Balance sheet management: Capital management continued
Capital resources
NatWest Group's regulatory capital resources in accordance with FSA definitions were as follows:

	2011 £m	2010 £m	2009 £m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	16,135	15,054	14,199

Non-controlling interests
Non-controlling interests per balance sheet	1,272	1,315	1,282
Non-controlling preference shares	(1,177)	(1,192)	(1,207)
	95	123	75

Regulatory adjustments and deductions
Unrealised gains on AFS debt securities	(1)	(9)	(12)
Unrealised gains on AFS equity shares	(4)	—	(4)
Cash flow hedging reserve	14	15	5
Other adjustments for regulatory purposes	11	3	(596)
Goodwill and intangible assets	(812)	(683)	(748)
50% excess of expected losses over impairment provisions (net of tax)	(1,773)	(1,254)	(1,351)
50% of securitisation positions	(424)	(829)	(380)
	(2,989)	(2,757)	(3,086)

Core Tier 1 capital	13,241	12,420	11,188

Other Tier 1 capital
Preference shares - debt	293	292	319
Non-controlling preference shares	1,177	1,192	1,207
	1,470	1,484	1,526

Tier 1 deductions
50% of material holdings	(339)	(333)	(327)
Tax on excess of expected losses over impairment provisions	640	500	539
	301	167	212

Total Tier 1 capital	15,012	14,071	12,926

Qualifying Tier 2 capital
Undated subordinated debt	2,290	1,597	2,170
Dated subordinated debt - net of amortisation	4,989	4,931	4,830
Reserves arising on revaluation of property	—	—	105
Unrealised gains on AFS equity shares	4	—	4
Collectively assessed impairment provisions	5	4	3
	7,288	6,532	7,112

Tier 2 deductions
50% of securitisation positions	(424)	(829)	(380)
50% excess of expected losses over impairment provisions	(2,413)	(1,754)	(1,891)
50% of material holdings	(339)	(333)	(327)
	(3,176)	(2,916)	(2,598)

Total Tier 2 capital	4,112	3,616	4,514

Supervisory deductions
Unconsolidated investments	(111)	(116)	(121)
Other deductions	(177)	(177)	(170)
	(288)	(293)	(291)

Total regulatory capital	18,836	17,394	17,149

Movement in Core Tier 1 capital	2011 £m
At beginning of the year	12,420
Additional capital provided by parent undertaking	5,200
Attributable loss	(3,852)
Foreign currency reserves	(255)
Decrease in non-controlling interests	(43)
Increase in capital deductions including APS first loss	(114)
Other movements	(115)
At end of the year	13,241

Basel III*
The rules issued by the Basel Committee on Banking Supervision (BCBS), commonly referred to as Basel III, are a comprehensive set of reforms designed to strengthen the regulation, supervision, risk and liquidity management of the banking sector. In the EU they will be enacted through a revised Capital Requirements Directive referred to as CRD IV.

In December 2010, the BCBS issued the final text of the Basel III rules, providing details of the global standards agreed by the Group of Governors and Heads of Supervision, the oversight body of the BCBS and endorsed by the G20 leaders at their November 2010 Seoul summit. There are transition arrangements proposed for implementing these new standards as follows:

•	National implementation of increased capital requirements will begin on 1 January 2013;

•	There will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing on 1 January 2014;

•	The de-recognition of non-qualifying non-common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and

•
Requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Global Systemically Important Banks, will be phased in from 2013 to 2019.

The Group, in conjunction with the FSA, regularly evaluates its models for the assessment of RWAs ascribed to credit risk across various classes. This, together with the changes introduced by CRD IV relating primarily to counterparty risk, is expected to increase RWA requirements by the end of 2013 by £5 billion to £15 billion. These estimates are still subject to change; a degree of uncertainty remains around implementation details as the guidelines are not finalised and must still be enacted into EU law. There could be other future changes and associated impacts from these model reviews.

Other regulatory capital changes*
The Group is in the process of implementing changes to the RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. This is projected to increase RWA requirements by £5 billion to £10 billion by the end of 2013.

The Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio, focusing on risk reduction and deleveraging.

The major categories of new deductions and regulatory adjustments which are being phased in over a five year period from 1 January 2014 include:

•	Expected loss net of provisions;

•	Deferred tax assets not relating to timing differences;

•	Unrealised losses on available-for-sale securities; and

•	Significant investments in non-consolidated financial institutions.

The net impact of these changes is expected to be manageable as the aggregation of these drivers is projected to be lower by 2014 and declining during the phase-in period.

* unaudited

Financial review continued
Balance sheet management: Liquidity and funding risk
Liquidity risk
Liquidity risk is the risk that the Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of the RBS Group’s funding base, as well as the quality and liquidity value of its liquidity portfolio.

Balance sheet composition
The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group’s funding base is central to its balance sheet management strategy. The Group’s businesses have large customer franchises based on strong relationship management and high quality service. These customer franchises are strongest in the UK and Ireland, but extend into Europe and Asia. Customer deposits provide large pools of stable funding to support the majority of the RBS Group’s lending.

Stress testing
The strength of a bank’s liquidity risk management can only be evaluated based on its ability to survive under stress. The RBS Group evaluates the survivability of the major legal entities and legal entity groups when subjected to simulated stress conditions.

Simulated liquidity stress testing is periodically performed for each business as well as the major operating subsidiaries. A variety of firm-specific and market-related scenarios are used at the consolidated level and in individual countries. These scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries.

The RBS Group’s actual experiences from the 2008 and 2009 period factor heavily into the liquidity analysis. This systemic and name-specific crisis provides important data points in estimating stress severity.

Stress scenarios are applied to both on-balance sheet and off-balance sheet commitments, to provide a comprehensive view of potential cash flows.

Contingency planning
The RBS Group has a Contingency Funding Plan (CFP), which is updated as the balance sheet evolves. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. Limits in the business-as-usual environment are bounded by capacity to satisfy the RBS Group’s liquidity needs in the stress environments. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to the RBS Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented procedures and sign-offs for actions that may require businesses to provide access to customer assets for collateralised borrowing, securitisation or sale. Roles and responsibilities for the effective implementation of the CFP are also documented.

Regulatory oversight
The RBS Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

The Group's lead regulator is the UK Financial Services Authority (FSA). The FSA implemented a new liquidity regime on 1 June 2010. The new rules provide a standardised approach applied to all UK banks. At RBS Group, the rules focus on UK Defined Liquidity Group (a subset comprising the RBS Group’s five UK banks, The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Co) and cover adequacy of liquidity resources, controls, stress testing and the Individual Liquidity Adequacy Assessment (ILAA). The ILAA informs the RBS Group Board and the FSA of the assessment and quantification of the RBS Group’s liquidity risks and their mitigation, and how much current and future liquidity is required.

Regulatory developments*
There have been a number of significant developments in the regulation of liquidity risk.

In December 2010, the Basel Committee on Banking Supervision issued the ‘International framework for liquidity risk measurement, standards and monitoring’ which confirmed the introduction of two liquidity ratios: the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).

The introduction of both of these ratios will be subject to an observation period, which includes review clauses to identify and address any unintended consequences.

After an observation period beginning in 2011, the LCR, including any revisions, will be introduced on 1 January 2015. The NSFR, including any revisions, will move to a minimum standard by 1 January 2018.

* unaudited

Funding sources
The table below shows NatWest Group’s primary funding sources excluding repurchase agreements.

	2011			2010			2009
	Third party	Amounts due to holding company and fellow subsidiaries	Total	Third party	Amounts due to holding company and fellow subsidiaries	Total	Third party	Amounts due to holding company and fellow subsidiaries	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deposits by banks	4,590	39,971	44,561	3,390	40,343	43,733	5,822	45,020	50,842

Debt securities in issue
- commercial paper (CP)	709	—	709	1,234	—	1,234	1,701	—	1,701
- certificates of deposit (CDs)	58	—	58	285	—	285	930	—	930
- medium-term notes (MTNs)	—	—	—	1,293	—	1,293	4,985	—	4,985
- securitisations	3,472	—	3,472	5,450	—	5,450	3,854	—	3,854
	4,239	—	4,239	8,262	—	8,262	11,470	—	11,470
Subordinated liabilities	1,888	6,114	8,002	2,340	5,243	7,583	3,851	5,148	8,999
Notes issued	6,127	6,114	12,241	10,602	5,243	15,845	15,321	5,148	20,469
Wholesale funding	10,717	46,085	56,802	13,992	45,586	59,578	21,143	50,168	71,311
Customer deposits	202,003	3,634	205,637	196,518	4,173	200,691	181,002	9,539	190,541

Total funding	212,720	49,719	262,439	210,510	49,759	260,269	202,145	59,707	261,852

Short-term wholesale funding excluding amounts due to holding company and fellow subsidiaries	2011 £bn	2010 £bn	2009 £bn
Deposits	4.5	3.4	5.8
Notes issued	0.8	3.5	4.9
	5.3	6.9	10.7

Interbank funding excluding derivative collateral and amounts due from and to holding company and fellow subsidiaries
- bank deposits	4.6	3.4	5.8
- bank loans	(7.2)	(8.5)	(8.1)
Net interbank funding	(2.6)	(5.1)	(2.3)

The table below shows NatWest Group’s debt securities in issue and subordinated liabilities by remaining maturity.

2011	Debt securities in issue				Subordinated liabilities	Total notes issued	Total notes issued
	CP and CDs	MTNs	Securitisations	Total
	£m	£m	£m	£m	£m	£m	%
Less than 1 year	752	—	—	752	46	798	6.5
1-3 years	15	—	—	15	388	403	3.3
3-5 years	—	—	—	—	321	321	2.6
More than 5 years	—	—	3,472	3,472	7,247	10,719	87.6
	767	—	3,472	4,239	8,002	12,241	100.0
2010

Less than 1 year	1,504	1,293	2	2,799	675	3,474	21.9
1-3 years	15	—	—	15	—	15	0.1
3-5 years	—	—	—	—	326	326	2.1
More than 5 years	—	—	5,448	5,448	6,582	12,030	75.9
	1,519	1,293	5,450	8,262	7,583	15,845	100.0

Financial review continued
Balance sheet management: Liquidity and funding risk continued
Funding sources continued

2009	Debt securities in issue				Subordinated liabilities	Total notes issued	Total notes issued
	CP and CDs	MTNs	Securitisations	Total
	£m	£m	£m	£m	£m	£m	%
Less than 1 year	2,620	1,358	—	3,978	937	4,915	24.0
1-5 years	11	1,333	—	1,344	443	1,787	8.7
More than 5 years	—	2,294	3,854	6,148	7,619	13,767	67.3
	2,631	4,985	3,854	11,470	8,999	20,469	100.0

Loan:deposit ratio and funding gap
The table below shows the Group’s loan:deposit ratio and customer funding gap, excluding intra-RBS Group balances.

	Loan:deposit ratio %	Customer funding gap £bn
2011	58	(85)
2010	66	(67)
2009	77	(41)

Key point
•	The Group's loan:deposit ratio improved 800 basis points to 58% during 2011, as loans declined and deposits grew.

Short-term borrowings*
Short-term borrowings comprise repurchase agreements, borrowings from financial institutions and other short-term borrowings, primarily commercial paper. Borrowings from the holding company and fellow subsidiaries are excluded.

The table below shows details of NatWest Group’s short-term borrowings.

	Repurchase agreements	Other short-term borrowings	2011 Total	Repurchase agreements	Other short-term borrowings	2010 Total	2009 Total
At year end
- balance (£bn)	59.2	18.0	77.2	64.4	18.5	82.9	52.6
- weighted average interest rate	0.2%	0.7%	0.3%	0.5%	1.1%	0.5%	0.1%

During the year
- maximum balance (£bn)	88.0	20.8	108.8	64.4	23.1	87.5	67.3
- average balance (£bn)	66.1	15.0	81.1	59.9	20.7	80.6	54.7
- weighted average interest rate	0.3%	0.8%	0.4%	0.4%	0.8%	0.5%	0.5%

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions, which may not be indicative of generally prevailing rates. Original maturities of commercial paper are not in excess of one year. Other short-term borrowings consist principally of borrowings in the money markets included within deposits by banks and customer accounts in the financial statements and generally have original maturities of one year or less.

* unaudited

Assets and liabilities by contractual cash flow maturity
The table below shows the contractual undiscounted cash flows receivable and payable, up to a period of twenty years, including future receipts and payments of interest on on-balance sheet assets by contractual maturity. The balances in the table below do not agree directly with the consolidated balance sheet, as the table includes all cash flows relating to principal and future coupon payments, presented on an undiscounted basis.

The tables have been prepared on the following basis:

The contractual maturity of on-balance sheet assets and liabilities highlights the maturity transformation which underpins the role of banks to lend long-term, but to fund themselves predominantly by short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of NatWest Group across an extensive retail, wealth and SME customer base, and across a wide geographic network. In practice, the behavioural profiles of many assets and liabilities exhibit greater stability and longer maturity than the contractual maturity.

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by NatWest Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment, regardless of whether or not such early repayment results in a penalty.

If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band that contains the latest date on which it can be repaid, regardless of early repayment. The liability is included in the time band that contains the earliest possible date on which the conditions could be fulfilled, without considering the probability of the conditions being met.

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period, whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by NatWest Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayments of assets and liabilities are linked, the repayments of assets in securitisations is shown on the earliest date that the asset can be prepaid, as this is the basis used for liabilities.

The principal amounts of financial assets and liabilities that are repayable after twenty years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after twenty years. Amounts due to and from holding company and fellow subsidiaries are included in the relevant caption.

	NatWest Group
2011	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity
Cash and balances at central banks	1,918	—	—	—	—	—
Loans and advances to banks	130,343	4,912	4,833	1,895	21	—
Debt securities	1,867	183	524	261	474	884
Settlement balances	2,468	—	—	—	—	—
Other financial assets	—	9	—	16	8	—
Total maturing assets	136,596	5,104	5,357	2,172	503	884
Loans and advances to customers	43,040	18,135	25,119	13,441	18,842	23,683
	179,636	23,239	30,476	15,613	19,345	24,567
	179,636	23,239	30,476	15,613	19,345	24,567
Liabilities by contractual maturity
Deposits by banks	40,028	2,293	2,677	705	90	5
Debt securities in issue	717	36	15	—	—	—
Subordinated liabilities	112	246	1,064	838	5,156	1,816
Settlement balances and other liabilities	3,463	—	—	—	—	—
Total maturing liabilities	44,320	2,575	3,756	1,543	5,246	1,821
Customer accounts	189,990	15,791	10,340	2,577	769	869
	234,310	18,366	14,096	4,120	6,015	2,690

Maturity gap	92,276	2,529	1,601	629	(4,743)	(937)
Cumulative maturity gap	92,276	94,805	96,406	97,035	92,292	91,355

Guarantees and commitments notional amount
Guarantees (1)	2,504	—	—	—	—	—
Commitments (2)	45,058	—	—	—	—	—

For the notes relating to this table refer to page 30.

Financial review continued

Balance sheet management: Liquidity and funding risk continued
Assets and liabilities by contractual cash flow maturity continued
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

Held-for-trading assets of £78 billion and liabilities of £62 billion (2010 - £81 billion assets, £70 billion liabilities; 2009 - £60 billion assets, £54 billion liabilities) have been excluded from the table above in view of their short-term nature.

Balance sheet management: Interest rate risk

The banking book consists of interest bearing assets, liabilities and derivative instruments used to mitigate risks which are accounted for on an accruals basis, as well as non-interest bearing balance sheet items, which are not subjected to fair value accounting.

The Group provides financial products to satisfy a variety of customer requirements. Loans and deposits are designed to meet customer objectives with regard to repricing frequency, tenor, index, prepayment, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

However, mismatches in these sensitivities give rise to net interest income (NII) volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its NII rise as interest rates rise and fall as rates decline. Due to the long-term nature of many banking book portfolios, varied interest rate repricing characteristics and maturities, it is likely the NII will vary from period to period, even if interest rates remain the same. New business volumes originated in any period will alter the interest rate sensitivity of a bank if the resulting portfolio differs from portfolios originated in prior periods.

The Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report its market risk. It is the RBS Group’s policy to minimise interest rate sensitivity in banking book portfolios and where interest rate risk is retained, to ensure that appropriate measures and limits are applied. Key measures used to evaluate IRRBB are subjected to approval by the divisional Asset and Liability Management Committees (ALCOs) and the RBS Group Asset and Liability Management Committee (GALCO). Limits on IRRBB are proposed by the Group Treasurer for approval by the Executive Risk Forum annually.

The Group uses a variety of approaches to quantify its interest rate risk. IRRBB is measured using a version of the same value-at-risk (VaR) methodology that is used for the Group’s trading portfolios. Net interest income exposures are measured in terms of sensitivity over time to movements in interest rates.

With the exception of GBM, divisions are required to manage IRRBB through internal transactions with Group Treasury, to the greatest extent possible. Residual risks in divisions must be measured and reported as described below.

Group Treasury aggregates exposures arising from its own external activities and positions transferred to it from divisions. Where appropriate, Group Treasury nets off-setting risk exposures to determine a residual exposure to interest rate movements. Hedging transactions using cash and derivative instruments are executed to manage IRRBB exposures, within the GALCO approved VaR limits.

GBM manage its own IRRBB exposures within approved limits to satisfy its business objectives.

IRRBB VaR for NatWest Group's retail and commercial banking activities at a 99% confidence level was as follows:

	NatWest Group
	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
2011	71	112	112	32
2010	42	38	49	33
2009	62	46	75	46

Financial review continued
Balance sheet management: Structural foreign currency exposures
Structural foreign exchange exposures represent net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than sterling. The Group hedges structural foreign currency exposures only in limited circumstances. The Group’s objective is to ensure, where practical, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates.

The table below shows NatWest Group's structural foreign currency exposures.

	NatWest Group
	Net investments in foreign operations £m	Net investment hedges £m	Other related currency borrowings £m	Structural foreign currency exposures £m
2011
US dollar	3,699	(576)	—	3,123
Euro	5,910	(101)	—	5,809
Swiss franc	1,108	—	—	1,108
Other non-sterling	11	(11)	—	—
	10,728	(688)	—	10,040

2010
US dollar	3,458	(340)	—	3,118
Euro	4,861	(430)	(1,293)	3,138
Swiss franc	1,122	—	—	1,122
Other non-sterling	11	(11)	—	—
	9,452	(781)	(1,293)	7,378

2009
US dollar	2,465	(227)	—	2,238
Euro	4,870	(470)	(1,334)	3,066
Swiss franc	937	—	—	937
Other non-sterling	9	(9)	—	—
	8,281	(706)	(1,334)	6,241

Key points

•
NatWest Group’s structural foreign currency exposure at 31 December 2011 was £10 billion, an increase of £2.7 billion from the end of 2010, mainly due to increased net euro investments and redemptions of related currency borrowings.

•
Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £0.5 billion (2010 - £0.4 billion; 2009 - £0.3 billion) in equity, while a 5% weakening would result in a loss of £0.5 billion (2010 - £0.4 billion; 2009 - £0.3 billion) in equity.

Risk management
Introduction
This section focuses on each of the key types of risk that the Group faces - explaining how the RBS Group manages these risks and highlighting the enhancements made as a result of progress under the RBS Group’s ongoing initiatives to strengthen its approach to risk management.

Credit risk
All the disclosures in this section (pages 33 to 84) are audited unless otherwise indicated by an asterisk (*).

Credit risk is the risk of financial loss owing to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group's different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Organisation
The existence of a strong credit risk management function is vital to support the ongoing profitability of the Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the credit risk management function is to own the credit approval, concentration and credit risk control frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within risk appetite.

Responsibility for development of RBS Group-wide policies, credit risk frameworks, RBS Group-wide portfolio management and assessment of provision adequacy, sits within the RBS Group Credit Risk (GCR) function under the management of the RBS Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management functions, located within the RBS Group’s business divisions. These divisional credit risk functions work together with GCR to ensure that the RBS Group Board’s expressed risk appetite is met, within a clearly defined and managed control environment. The credit risk function within each division is managed by a Chief Credit Officer, who reports jointly to a divisional Chief Risk Officer and to the RBS Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, early problem recognition and ongoing credit risk stewardship.

GCR is additionally responsible for verifying compliance by the divisions with all RBS Group credit policies.

In the final quarter of 2011, the Executive Risk Forum (ERF) approved a change to the management of the credit portfolio, delegating greater authority to the RBS Group Chief Credit Officer as chair of the functional credit committees that analyse and recommend the limits to the ERF. With effect from October 2011, the RBS Group Chief Credit Officer chairs a single Credit Risk Committee, with the authority to approve limits for the majority of portfolios across the RBS Group. The ERF retains its strategic role as the most senior risk committee outside the RBS Group Board and will continue to approve material portfolio concentrations and higher risk portfolios such as commercial real estate. This change strengthens individual accountability across the risk organisation and encourages the engagement of business leaders in first line of defence risk activity.

Risk appetite
Credit concentration risk is managed and controlled through a series of frameworks designed to limit concentration by product/asset class, sector, single name and country. These are supported by a suite of RBS Group-wide and divisional policies, setting out the risk parameters within which business units may operate. Information on the RBS Group’s credit portfolios is reported to the Group Board by way of the divisional and RBS Group-level risk committees.

Throughout 2011, GCR’s emphasis was on embedding the new risk management frameworks introduced in 2009 and 2010 and on ensuring alignment with the strategic risk objectives being pursued across the RBS Group. Risk appetite has been expressed by the RBS Group Board by reference to earnings volatility and stable capital and these principles underpin the frameworks that GCR has established, and is continuing to refine, to manage the RBS Group’s concentration risks in the Core balance sheet, by product/asset class, sector, single name and country.

In the two years since the new concentration framework was rolled out across the RBS Group, the ERF has reviewed all material industry and product portfolios and agreed a risk appetite commensurate with the franchises represented in these reviews. In particular, limits have been reviewed and re-sized, to refine the RBS Group’s risk appetite in areas where it faces significant balance sheet concentrations or franchise challenges. The product/asset class, sector, single name and country limits are now firmly embedded in the risk management processes of the RBS Group and form a pivotal part of the Risk function’s engagement with the businesses on the appropriateness of risk appetite choices.

The new sector and asset class limits have been informed by the work undertaken to stress the portfolios and historical loss experience. In addition, they factor in the future consequences for risk and return in asset classes likely to be affected by the introduction of new regulatory capital rules under Basel III.

Financial review continued

Risk management: Credit risk continued
Risk appetite continued
Product/asset class concentration framework
•
Retail - a formal framework establishes RBS Group-level statements and thresholds that are cascaded through all retail franchises in the RBS Group and to granular business lines. These include measures that relate both to aggregate portfolios and to asset quality at origination, which are tracked frequently to ensure consistency with RBS Group standards and appetite. This appetite setting and tracking then informs the processes and parameters employed in origination activities, which require a large volume of small-scale credit decisions, particularly those involving an application for a new product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising credit and behaviour scoring techniques. Scores and strategies are typically segmented by product, brand and other significant drivers of credit risk. These data driven strategies utilise a wide range of credit information relating to a customer including, where appropriate, information across customer holdings. A small number of credit decisions are subject to additional manual underwriting by authorised approvers in specialist units. These include higher-value, more complex, small business and personal unsecured transactions and some residential mortgage applications.

•
Wholesale - formal policies, specialised tools and expertise, tailored monitoring and reporting and, in certain cases, specific limits and thresholds are deployed to address certain lines of business across the RBS Group, where the nature of credit risk incurred could represent a concentration or a specific/heightened risk in some other form. For example, in response to volatile conditions in the syndicated loan, fixed income and equities markets during 2011, the RBS Group engaged in only selective underwriting activity in these markets. In addition to the limit structures the RBS Group has in place to manage its overall exposure to underwriting activity, market-linked controls were introduced in the loan underwriting book in 2011, to align the risk profile more closely to asset price movements. Those portfolios identified as potentially representing a concentration or heightened risk are subject to formal governance, including periodic review, at either RBS Group or divisional level, depending on materiality.

Sector concentration framework
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal periodic reviews are undertaken at RBS Group or divisional level depending on materiality. These may include an assessment of the RBS Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests. Specific reporting on trends in sector risk and on status versus agreed appetite and portfolio strategies is provided to senior management and to the RBS Group Board.

As a result of the reviews carried out in 2011, the RBS Group has reduced its risk appetite in the higher-risk sectors of leisure, media, commercial real estate, construction, automotive, and airlines and aerospace.

In response to the severe budgetary cuts mandated by the UK Government in 2010, the UK and Northern Ireland teams conducted a full review of the likely impact of the austerity measures on their corporate and retail lending portfolios. Areas of specific focus, such as local authority lending, where budgetary pressures will be hard felt, and portfolios exposed to discretionary consumer spend, such as the retail and leisure industries, were stressed using downside assumptions on further house price deterioration and higher unemployment. The output of these activities was reviewed by the Executive Risk Forum and actions agreed in the event that these scenarios threaten to materialise.

The impact of the eurozone crisis has been felt most significantly in the financial institutions sector, where widening credit spreads and regulatory demand for increases in Tier 1 capital have exacerbated the risk management challenges already posed by the sector’s continued weakness, as provisions and write-downs remain elevated. A material percentage of the global banking activity in risk mitigation now passes through the balance sheets of the top global players, increasing the systemic risks to the sector. The RBS Group’s exposures to these banks continue to be closely managed. The increased use of central clearing houses to reduce counterparty credit risk, including settlement risk, among the larger banks is a welcome move but one that will bring its own challenges. The weaker banks in the eurozone have also been the subject of heightened scrutiny and the RBS Group’s risk appetite for these banks was adjusted continuously throughout 2011.

Single name concentration framework*
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and elevated approval requirements, additional reporting and monitoring, and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities, which requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority under the RBS Group-wide authority grid. Whilst both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise, with only a small number of senior executives holding the highest authority provided under the framework. Daily monitoring of individual counterparty limits is undertaken.

* unaudited

Single name concentration framework* continued
At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions. For certain counterparties, early warning indicators are also in place to detect deteriorating trends in limit utilisation or account performance, and to prompt additional oversight.

Since 2009, the RBS Group has been managing its corporate exposures to reduce concentrations and align its appetite for future business to the RBS Group’s broader strategies for its large corporate franchises. In the last quarter of 2011, the RBS Group announced further refinements to the single name exposure management controls already in place, which brings them more closely in line with market best practice and which allows the RBS Group to differentiate more consistently between the different risk types. These changes are expected to be implemented during the first quarter of 2012. The RBS Group is continually reviewing its single name concentration framework to ensure that it remains appropriate for current economic conditions and in line with improvements in the RBS Group’s risk measurement models.

Country
For information on how the RBS Group manages credit risk by country, refer to the Country risk section on page 85.

Controls and assurance*
A strong independent assurance function is an important element of a sound control environment. During 2011, the RBS Group took the decision to strengthen its credit quality assurance (CQA) activities and moved all divisional CQA resources under the centralised management of RBS Group Credit Risk. The benefits of this action are already apparent in greater consistency of standards and cross utilisation of resources. Reviews planned for 2012 will benefit from the availability of subject matter experts across all material products and classes and an improved ability to track control breaches and strengthen processes.

Work began in the second half of 2011 on a major revision of the RBS Group’s key credit policies. This will ensure that the RBS Group’s control environment is appropriately aligned to the risk appetite that the RBS Group Board has approved and provide a sound basis for the RBS Group’s independent audit and assurance activities across the credit risk function. The work is expected to be concluded by the end of the second quarter of 2012.

The RBS Group Credit Risk function launched an assurance process to provide the RBS Group Chief Credit Officer with additional evidence of the effectiveness of the controls in place across the RBS Group to manage risk. The results of these reviews will be provided to the Executive Risk Forum and to the Board Risk Committee on a regular basis in support of the self-certification that RBS Group Credit Risk is obliged to complete under the Group Policy Framework (refer to Operational risk on pages 95 to 97).

Problem debt management
The RBS Group’s procedures for managing problem debts differ between wholesale and retail customers, as discussed below.

Wholesale customers
The controls and processes for managing wholesale problem debts are embedded within the divisions’ credit approval frameworks and form an essential part of the ongoing credit assessment of customers. Any necessary approvals will be required in accordance with the delegated authority grid governing the extension of credit.

Early problem recognition
Each division has established Early Warning Indicators (EWIs) designed to identify those performing exposures that require close attention due to financial stress or heightened operational issues. Such identification may also take place as part of the annual review cycle. EWIs vary from division to division and comprise both internal parameters (e.g. account level information) and external parameters (e.g. the share price of publicly listed customers).

Customers identified through either the EWIs or annual review are reviewed by portfolio management and/or credit officers within the division, who determine whether or not the customer’s circumstances warrant placing the exposure on the Watchlist process (detailed below).

Watchlist process*
There are three Watchlist ratings - amber, red and black - reflecting progressively deteriorating conditions. Watchlist Amber loans are performing loans where the counterparty or sector shows early signs of potential stress or has other characteristics such that they warrant closer monitoring. Watchlist Red loans are performing loans where indications of the borrower’s declining creditworthiness are such that the exposure requires active management, usually by the Global Restructuring Group (GRG). Watchlist Black loans comprise risk elements in lending and potential problem loans.

Once on the Watchlist process, customers come under heightened scrutiny. The relationship strategy is reassessed by a forum of experienced credit, portfolio management and remedial management professionals within the division. In accordance with RBS Group-wide policies, a number of mandatory actions will be taken, including a review of the customer’s credit grade and facility security documentation. Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, an imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

* unaudited

Risk management: Credit risk continued
Problem debt management: Watchlist process* continued
For all Watchlist Red cases, the division is required to consult with the GRG on whether the relationship should be transferred to the GRG (see more on the GRG below). Relationships managed by the divisions tend to be with companies operating in niche sectors such as airlines or products such as securitisation special purpose vehicles. The divisions may also manage those exposures when subject matter expertise is available in the divisions rather than within the GRG.

At 31 December 2011, NatWest Group’s exposure to customers reported as Watchlist Red and managed within the divisions totalled £236 million.

Strategies that are available within divisions include granting the customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key credit metrics of the customer, the market environment and the loan structure/security. Only those concessions deemed to be outside current market norms are reported as restructurings in the discussions below.

Other potential outcomes of the review of the relationship are to: take the customer off Watchlist and return it to the mainstream loan book; offer further lending and maintain ongoing review; transfer the relationship to the GRG for those customers requiring such stewardship; or exit the relationship altogether.

Global Restructuring Group
In cases where the Group’s exposure to the customer exceeds £1 million, the relationship may be transferred to the GRG following consultation with the originating division. The GRG’s primary function is active management of the exposures to minimise loss for the RBS Group and where feasible return the exposure to the mainstream loan book following an assessment by the GRG that no further losses are expected.

At 31 December 2011, credit risk assets relating to NatWest Group exposures under GRG management (excluding those placed under GRG stewardship for operational reasons rather than concerns over credit quality and those in the AQ10 internal asset quality (AQ) band) totalled £6.8 billion.

The following table shows a sector breakdown of these exposures:
Watchlist Red credit risk assets under GRG management	Core £m	Non-Core £m	Total £m
2011
Property	2,557	2,142	4,699
Transport	201	53	254
Retail and leisure	657	155	812
Services	398	29	427
Other	395	176	571
Total	4,208	2,555	6,763

Types of wholesale restructurings
A number of options are available to the RBS Group when corrective action is deemed necessary. The RBS Group may offer a temporary covenant waiver, a recalibration of covenants and/or an amendment of restrictive covenants to mitigate a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan. Such covenant-related concessions are not included in the quantitative loan restructuring disclosures below.

The reported restructurings comprise the following types of concessions:

•
Variation in margin - the contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be seen as a short-term solution and is typically accompanied by the Group receiving an exit payment, a payment in kind or a deferred fee.

•
Payment holidays and loan rescheduling - payment holidays or changes to the contracted amortisation profile including extensions in contracted maturity or roll-overs may be granted to improve the customer’s liquidity. Such concessions often depend on the expectation that the customer’s liquidity will recover when market conditions improve or will benefit from access to alternative sources of liquidity, e.g. an issue of equity capital. Recently, these types of concessions have become more common in commercial real estate transactions, particularly where a shortage of market liquidity rules out immediate refinancing and makes short-term forced collateral sales unattractive.

•
Forgiveness of all or part of the outstanding debt - debt may be forgiven or exchanged for equity in cases where a fundamental shift in the customer’s business or economic environment means that the customer is incapable of servicing current debt obligations and other forms of restructuring are unlikely to succeed in isolation. Debt forgiveness is often an element in leveraged finance transactions, which are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model and strategy are considered viable, maintaining the business as a going concern with a sustainable level of debt is the preferred option, rather than realising the value of the underlying assets.

The vast majority of the restructurings reported by the RBS Group take place within the GRG. Forgiveness of debt and exchange for equity is only available to customers in the GRG.

* unaudited

The wholesale restructured loan data presented in the tables below, which relate to exposures of NatWest Group managed either within the divisions or by the GRG, include only those arrangements that achieved legal completion during 2011 and that individually exceed respective thresholds set at divisional level, which range from nil to £10 million. Within this population, restructurings amounting to £3.7 billion achieved legal completion during 2011. A further £10.4 billion was in the process of being completed at year end (these loans are not included in the tables below). Of the loans that were subject to restructuring during 2011 by the divisions, 94% remained in the performing book at 31 December 2011. Of those restructured within the GRG during the year, 2% had been returned to satisfactory by year end.

The asset quality of the restructured loans, the sectors affected and provision coverage are as follows:
Wholesale restructurings by sector	AQ1-AQ9 (1) £m	AQ10 (2) £m	AQ10 (2) provision coverage %
2011
Property	1,472	1,640	19
Transport	39	—	—
Non-bank financial institutions	24	54	51
Retail and leisure	181	70	51
Other	175	47	32
Total	1,891	1,811	21

Notes:
(1)	Probability of default less than 100%.
(2)	Probability of default is 100%.

The incidence of the main types of restructuring is analysed below:

Wholesale restructurings by type of arrangement	Loans by value %
2011
Variation in margin	3
Payment holidays and loan rescheduling	80
Forgiveness of all or part of the outstanding debt	12
Other	17

Note:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Provisioning for impaired loans
Any one of the above types of restructuring may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows from the restructured loan resulting in the recognition of an impairment loss. Restructurings that include forgiveness of all or part of the outstanding debt account for the majority of such cases.

The customer’s financial position, anticipated prospects and the likely effect of the restructuring, including any concessions granted, are considered in order to establish whether an impairment provision is required.

Provisions on exposures greater than £1 million are individually assessed by the GRG. Exposures smaller than £1 million are deemed not to be individually significant and are assessed collectively by the originating division.

In the case of non-performing loans that are restructured, the loan impairment provision assessment (based on management’s best estimate of the incurred loss) almost invariably takes place prior to the restructuring. The quantum of the loan impairment provision may change once the terms of the restructuring are known, resulting in an additional provision charge or a release of the provision in the period the restructuring takes place.

Refer to Impairment loss provision methodology on pages 81 and 82.

Recoveries and active insolvency management
The ultimate outcome of a restructuring strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•
Enforcement of security or otherwise taking control of assets - where the RBS Group holds collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. The RBS Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency - where there is no suitable restructuring option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Financial review continued

Risk management: Credit risk continued
Problem debt management: Retail customers
Early problem recognition and collections
There are collections functions in each of the retail businesses. Their role is to provide support and assistance to customers who are experiencing difficulties in meeting their financial obligations to the RBS Group. Evidence of such difficulties includes, for example, a missed payment on their loan, or a balance that is in excess of the agreed credit limit. Additionally, a dedicated support team aims to identify and help customers who may be facing financial difficulty but who are current with their payments.

Within collections, a range of tools is deployed to initiate contact with the customer, establish the cause of their financial difficulty and, where possible, return the customer to a satisfactory position using, where appropriate, forbearance strategies. If these strategies are unsuccessful, the customer is transferred to the recoveries team.

Recoveries
The goal of the recoveries function is to collect the total amount outstanding and reduce the loss to the RBS Group by maximising the level of cash recovery whilst treating customers fairly. A range of treatment options are available within recoveries, including litigation procedures for secured assets. No repossession procedures are initiated until at least six months following the emergence of arrears. Additionally, certain forbearance options are made available to customers within recoveries.

Forbearance
Within the RBS Group’s retail businesses, forbearance generally occurs when the business, for reasons relating to the actual or potential financial stress of a borrower, grants a permanent or temporary concession to that borrower. Forbearance is granted following an assessment of the customer’s ability to pay. It is granted principally to customers with mortgages. Granting of forbearance to unsecured customers is less extensive.

Identification of forbearance
Mortgages are identified for forbearance treatment following initial contact from the customer, in the event of payment arrears or when the customer is transferred to collections or recoveries.

Types of retail forbearance
A number of forbearance options are utilised by the RBS Group’s retail businesses. These include, but are not limited to, reduced repayments, payment holidays, capitalisation of arrears, term extensions and conversions to interest only.

For those loans classified as non-performing, the RBS Group’s objective in granting forbearance is to minimise the loss on these accounts and, wherever possible, return the customer to a performing book. For those loans that are performing, the aim is to enable the customers to continue to service the loan.

The mortgage forbearance population is reviewed regularly to ensure that customers are meeting the agreed terms of the arrangement. Key metrics have been developed to record the proportion of customers who fail to meet the agreed terms over time as well as the proportion of customers who return to a performing state with no arrears.

The mortgage arrears information for retail accounts in forbearance and related provision arrangements are shown in the table below:

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
Arrears status and provisions	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Accounts forborne
	£m	£m	£m	£m	£m	£m	£m	£m	%
2011
Ulster Bank (1,2)	893	78	516	45	421	124	1,830	247	9.1
Wealth	121	—	—	—	2	—	123	—	1.3
Total	1,014	78	516	45	423	124	1,953	247	6.6

Notes:
(1)	Includes all forbearance arrangements regardless of whether or not the customer is experiencing financial difficulty.
(2)	Comprises the current stock position of forbearance deals agreed since July 2008.

The incidence of the main types of retail forbearance on the balance sheet as at 31 December 2011 is analysed below. For a small proportion of mortgages, more than one forbearance type applies.

	Ulster Bank (1)	Wealth	Total (2)
Forbearance arrangements	£m	£m	£m
2011
Interest only conversions	795	3	798
Term extensions - capital arrangement and interest only	58	97	155
Payment concessions/holidays	876	—	876
Capitalisation of arrears	101	—	101
Other	—	23	23
Total	1,830	123	1,953

Notes:
(1)	Comprises the current stock position of forbearance deals agreed since July 2008.
(2)	As an individual case can include more than one type of arrangement, the analysis in the table above can exceed the total forbearance.

Provisioning for retail customers
Within Ulster Bank, provisions are assessed in accordance with the Group’s provisioning policies (refer to Impairment loss provision methodology on pages 81 and 82). For the non-performing population, a collective assessment is made. Within the performing book, latent loss provisions are held for those losses that are incurred but not yet identified.

In Ulster Bank, the majority of mortgage accounts subject to forbearance remain in the performing book but are identified and monitored separately from other performing accounts. They are subject to higher provisioning rates than the remainder of the performing book (currently approximately eight times higher). These rates are reviewed monthly.

Non-performing mortgage accounts that have been granted forbearance carry the same provision rate as non-forborne accounts.

Credit risk mitigation
Introduction*
The RBS Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances is undertaken in accordance with relevant regulatory and internal policies. Exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and the use of market standard documentation. Further mitigation may be undertaken in a range of transactions, from retail mortgage lending to large wholesale financing. This can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Such techniques are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across the RBS Group cover:

•	The suitability of qualifying credit risk mitigation types and any conditions or restrictions applicable to those mitigants;

•	The means by which legal certainty is to be established, including required documentation and all necessary steps required to establish legal rights;

•	Acceptable methodologies for initial and any subsequent valuations of collateral and the frequency with which collateral is to be revalued and the use of collateral haircuts;

•	Actions to be taken in the event that the value of mitigation falls below required levels;

•	Management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation;

•
Management of concentration risks, for example, by setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and

•	Collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Collateral and other credit enhancements received
Within its secured portfolios, the Group has recourse to various types of collateral and other credit enhancements to mitigate credit risk and reduce the loss to the Group arising from the failure of a customer to meet its obligations. These include: cash deposits; charges over residential and commercial property, debt securities and equity shares; and third-party guarantees. The existence of collateral may affect the pricing of a facility and its regulatory capital requirement. When a collateralised financial asset becomes impaired, the impairment charge directly reflects the realisable value of collateral and any other credit enhancements.

* unaudited

Financial review continued

Risk management: Credit risk continued
Credit risk mitigation: Corporate exposures
The type of collateral taken by the RBS Group’s commercial and corporate businesses and the manner in which it is taken will vary according to the activity and assets of the customer.

•
Physical assets- these include business assets such as stock, plant and machinery, vehicles, ships and aircraft. In general, physical assets qualify as collateral only if they can be unambiguously identified, located or traced, and segregated from uncharged assets. Assets are valued on a number of bases according to the type of security that is granted.

•
Real estate - the RBS Group takes collateral in the form of real estate, which includes residential and commercial properties. The loan amount will typically exceed the market value of the collateral at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arms length transaction by a willing seller to a willing buyer.

•
Receivables - when taking a charge over receivables, the RBS Group assesses their nature and quality and the borrower’s management and collection processes. The value of the receivables offered as collateral will typically be adjusted to exclude receivables that are past their due dates.

The security charges may be floating or fixed, with the type of security likely to impact (i) the credit decision; and (ii) the potential loss upon default. In the case of a general charge such as a mortgage debenture, balance sheet information may be used as a proxy for market value if the information is deemed reliable.

The RBS Group does not recognise certain asset classes as collateral: for example, short leasehold property and equity shares of the borrowing company. Collateral whose value is correlated to that of the obligor is assessed on a case-by-case basis and, where necessary, over-collateralisation may be required.

The RBS Group uses industry-standard loan and security documentation wherever possible. Non standard documentation is typically prepared by external lawyers on a case-by-case basis. The RBS Group’s business and credit teams are supported by in-house specialist documentation teams.

The existence of collateral has an impact on provisioning. Where the RBS Group no longer expects to recover the principal and interest due on a loan in full or in accordance with the original terms and conditions, it is assessed for impairment. If exposures are secured, the current net realisable value of the collateral will be taken into account when assessing the need for a provision. No impairment provision is recognised in cases where all amounts due are expected to be settled in full on realisation of the security.

For analysis of commercial real estate loans and other corporate loans in Ulster Bank Group, refer to page 45.

Wholesale market exposures
The Group receives collateral for reverse repurchase transactions and for derivatives, typically in the form of cash, quoted debt securities or equities. The risks inherent in both types of transaction are further mitigated through master bilateral netting arrangements. Industry standard documentation such as master repurchase agreements and credit support annexes accompanied by legal opinion, is used for financial collateral taken as part of trading activities. Refer to page 179.

Retail exposures
Within the RBS Group’s retail book, mortgage and home equity lending portfolios are secured by residential property. Student loans and credit card lending are all unsecured. The vast majority of personal loans are also unsecured.

All borrowing applications, whether secured or not, are subject to appropriate credit risk underwriting processes including affordability assessments. Pricing is typically higher on unsecured than secured loans. For secured loans, pricing will typically vary by LTV. Higher LTV products are typically subject to higher interest rates commensurate with the associated risk.

The value of a property intended to secure a mortgage is assessed during the loan underwriting process using industry-standard methodologies. Property values supporting home equity lending reflect either an individual appraisal or valuations generated by statistically valid automated valuation models. Property values are updated each quarter using the relevant house price index (the Halifax Quarterly Regional House Price Index in the UK and the Central Statistics Office Residential Property Price Index and the Nationwide House Price Index in Ireland).

The existence of collateral has an impact on provisioning levels. Once a secured loan is classified as non-performing, the realisable value of the underlying collateral and the costs associated with repossession are used to estimate the provision required.

For analysis of residential mortgages in Ulster Bank Group, refer to page 44.

Credit risk measurement*
Credit risk models are used throughout the RBS Group to support the quantitative risk assessment element within the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by the RBS Group may be divided into three categories, as follows.

Probability of default/customer credit grade
These models assess the probability that a customer will fail to make full and timely repayment of its obligations. The probability of a customer failing to do so is measured over a one year period through the economic cycle, although certain retail scorecards use longer periods for business management purposes.

Wholesale businesses - as part of the credit assessment process, each counterparty is assigned an internal credit grade derived from a default probability. There are a number of different credit grading models in use across the RBS Group, each of which considers risk characteristics particular to that type of customer. The credit grading models score a combination of quantitative inputs (for example, recent financial performance) and qualitative inputs (for example, management performance or sector outlook).

Retail businesses - each customer account is separately scored using models based on the most material drivers of default. In general, scorecards are statistically derived using customer data. Customers are assigned a score, which in turn is mapped to a probability of default. The probabilities of default are used to support automated credit decision making and to group customers into risk pools for regulatory capital calculations.

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

Counterparty credit risk exposure measurement models are used for derivatives and other traded instruments, where the amount of credit risk exposure may be dependent upon one or more underlying market variables, such as interest or foreign exchange rates. These models drive internal credit risk management activities such as limit and excess management.

Loss given default
These models estimate the economic loss that may be experienced (the amount that cannot be recovered) by the RBS Group on a credit facility in the event of default. The RBS Group’s loss given default models take into account both borrower and facility characteristics for unsecured or partially unsecured facilities, as well as the quality of any risk mitigation that may be in place for secured facilities, the cost of collections and a time discount factor for the delay in cash recovery.

Key credit portfolio*
Ulster Bank Group (Core and Non-Core)
Ulster Bank Group accounts for approximately a third of the NatWest Group’s total loans to customers (excluding balances relating to subsidiaries). Ulster Bank’s financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, continues to depress the property market and domestic spending.

The impairment charge of £3,717 million for 2011 (2010 - £3,843 million; 2009 - £1,926 million) was driven by a combination of new defaulting customers and deteriorating security values. Provisions as a percentage of risk elements in lending increased from 44% in 2010 to 53% at 31 December 2011, predominantly as a result of the deterioration in the value of the Non-Core commercial real estate development portfolio.

Core
The impairment charge for the year of £1,384 million (2010 - £1,161 million; 2009 - £649 million) reflects the difficult economic climate in Ireland, with elevated default levels across both mortgage and other corporate portfolios. The mortgage sector accounted for £570 million (41%) of the total 2011 impairment charge.

Non-Core
The impairment charge for the year was £2,333 million (2010 - £2,682 million; 2009 - £1,277 million), with the commercial real estate sector accounting for £2,160 million (93%) of the total 2011 charge.

* unaudited

Financial review continued

Risk management: Credit risk continued
Key credit portfolio*: Ulster Bank Group (Core and Non-Core) continued
Loans, risk elements in lending (REIL) and impairments by sector
2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Personal unsecured	1,533	201	184	13.1	92	12.0	56	25
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	—
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16
	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Personal unsecured	1,533	201	184	13.1	92	12.0	56	25
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
	48,032	17,134	9,050	35.7	53	18.8	3,717	173

2010
Core
Mortgages	21,162	1,566	439	7.4	28	2.1	294	7
Personal unsecured	1,282	185	158	14.4	85	12.3	48	30
Commercial real estate
- investment	4,284	598	332	14.0	56	7.7	259	—
- development	1,090	65	37	6.0	57	3.4	116	—
Other corporate	9,039	1,205	667	13.3	55	7.4	444	11
	36,857	3,619	1,633	9.8	45	4.4	1,161	48

Non-Core
Mortgages	—	—	—	—	—	—	42	—
Commercial real estate
- investment	3,854	2,391	1,000	62.0	42	25.9	630	—
- development	8,760	6,341	2,783	72.4	44	31.8	1,759	—
Other corporate	1,970	1,310	561	66.5	43	28.5	251	—
	14,584	10,042	4,344	68.9	43	29.8	2,682	—

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28	2.1	336	7
Personal unsecured	1,282	185	158	14.4	85	12.3	48	30
Commercial real estate
- investment	8,138	2,989	1,332	36.7	45	16.4	889	—
- development	9,850	6,406	2,820	65.0	44	28.6	1,875	—
Other corporate	11,009	2,515	1,228	22.8	49	11.2	695	11
	51,441	13,661	5,977	26.6	44	11.6	3,843	48

*unaudited

Risk management: Credit risk continued
Key credit portfolio*: Ulster Bank Group (Core and Non-Core) continued
Loans, risk elements in lending (REIL) and impairments by sector continued

2009	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Core
Mortgages	16,199	558	102	3.4	18	0.6	74	3
Personal unsecured	2,433	174	145	7.2	83	6.0	66	27
Commercial real estate
- investment	6,131	250	105	4.1	42	1.7	84	—
- development	3,838	428	284	11.2	66	7.4	221	4
Other corporate	11,106	850	326	7.7	38	2.9	204	—
	39,707	2,260	962	5.7	43	2.4	649	34

Non-Core
Mortgages	6,002	324	51	5.4	16	0.8	42	—
Commercial real estate
- investment	2,061	1,498	308	72.7	21	14.9	286	—
- development	6,271	3,840	822	61.2	21	13.1	732	—
Other corporate	1,373	1,126	322	82.0	29	23.5	217	—
	15,707	6,788	1,503	43.2	22	9.6	1,277	—

Ulster Bank Group
Mortgages	22,201	882	153	4.0	17	0.7	116	3
Personal unsecured	2,433	174	145	7.2	83	6.0	66	27
Commercial real estate
- investment	8,192	1,748	413	21.3	24	5.0	370	—
- development	10,109	4,268	1,106	42.2	26	10.9	953	4
Other corporate	12,479	1,976	648	15.8	33	5.2	421	—
	55,414	9,048	2,465	16.3	27	4.4	1,926	34

Key points
•
REIL increased by £3.5 billion during the year, which reflects continuing difficult conditions in both the commercial and residential sectors in Ireland. Growth moderated in the last two quarters of 2011 as default trends for corporate portfolios declined.

•	At 31 December 2011, 68% of REIL was in Non-Core (2010 - 74%; 2009 - 75%). The majority of the Non-Core commercial real estate development portfolio (89%) is REIL with a 57% provision coverage.

*unaudited

Financial review continued

Risk management: Credit risk continued
Key credit portfolio*: Ulster Bank Group (Core and Non-Core) continued
Residential mortgages
The tables below show how the continued decrease in property values has affected the distribution of residential mortgages by indexed LTV. LTV is based upon gross loan amounts and whilst including defaulted loans, does not take account of provisions made.

LTV distribution calculated on a volume basis	2011%	2010%	2009%
<= 70%	45.0	50.3	59.2
> 70% and <= 90%	11.4	13.0	12.0
> 90% and <= 110%	12.0	14.5	13.4
> 110% and <= 130%	10.9	13.5	11.3
> 130%	20.7	8.7	4.1

Total portfolio average LTV at 31 December	81.0	71.2	62.5

Average LTV on new originations during the year	67.0	75.9	72.8

LTV distribution calculated on a value basis	2011 £m	2010 £m	2009 £m
<= 70%	4,526	5,928	7,393
> 70% and <= 90%	2,501	3,291	3,830
> 90% and <= 110%	3,086	4,256	4,907
> 110% and <= 130%	3,072	4,391	4,491
> 130%	6,517	2,958	1,681

Total portfolio average LTV at 31 December	106.1%	91.7%	86.2%

Average LTV on new originations during the year	73.9%	78.9%	78.5%

Key points
•	The residential mortgage portfolio across Ulster Bank Group totalled £20 billion at 31 December 2011, with 89% in the Republic of Ireland and 11% in Northern Ireland.

•
The mortgage REIL continued to increase as a result of the continued challenging economic environment. At 31 December 2011, REIL as a percentage of gross mortgages was 10.9% (by value) compared with 7.4% in 2010. The impairment charge for 2011 was £570 million compared with £336 million for 2010. Repossession levels were higher than in 2010, with a total of 161 properties repossessed during 2011 (compared with 76 during 2010). 76% of repossessions during 2011 were through voluntary surrender or abandonment of the property.

•
Ulster Bank is assisting customers in this difficult environment. Mortgage forbearance policies which are deployed through the ‛Flex’ initiative are aimed at assisting customers in financial difficulty. At 31 December 2011, 9.1% (by value) of the mortgage book (£1.8 billion) was on a forbearance arrangement compared with 5.8% (£1.2 billion) at 31 December 2010. The majority of these forbearance arrangements are in the performing book (77%) and not 90 days past due.

*unaudited

Risk management: Credit risk continued
Key credit portfolio*: Ulster Bank Group (Core and Non-Core) continued
Commercial real estate
The commercial real estate lending portfolio for Ulster Bank Group totalled £17.1 billion at 31 December 2011, of which £12.3 billion or 72% is Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2010, with 26% in Northern Ireland, 63% in the Republic of Ireland and 11% in the UK.

	Development		Investment
Exposure by geography	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m
2011
Ireland (ROI & NI)	2,591	6,317	5,097	1,132	15,137
UK (excluding NI)	95	336	1,371	111	1,913
RoW	—	32	27	4	63
	2,686	6,685	6,495	1,247	17,113
2010
Ireland (ROI & NI)	2,785	6,578	5,032	1,098	15,493
UK (excluding NI)	110	359	1,869	115	2,453
RoW	—	18	23	1	42
	2,895	6,955	6,924	1,214	17,988
2009
Ireland (ROI & NI)	3,075	5,961	5,314	1,031	15,381
UK (excluding NI)	217	849	1,692	132	2,890
RoW	—	7	20	3	30
	3,292	6,817	7,026	1,166	18,301

Key points
•
Commercial real estate remains the primary driver of the increase in the defaulted loan book for Ulster Bank Group. The outlook remains challenging, with limited liquidity in the marketplace to support sales or refinancing. The decrease in asset valuations has placed pressure on the portfolio.

•
Within its early problem management framework, Ulster Bank may agree various remedial measures with customers whose loans are performing but who are experiencing temporary financial difficulties. During 2011, commercial real estate loans amounting to £0.8 billion (exposures greater than £10 million) benefited from such measures.

•	During 2011, impaired commercial real estate loans amounting to £1 billion (exposures greater than £10 million) were restructured and remain in the non-performing book.

The table below analyses commercial real estate lending by loan-to-value (LTV). Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market based data. In the absence of external valuations, the RBS Group deploys a range of alternative approaches including internal expert judgement and indexation.
LTVs	AQ1-AQ9 £m	AQ10 £m
2011
<= 50%	81	28
> 50% and <= 70%	642	121
> 70% and <= 90%	788	293
> 90% and <= 100%	541	483
> 100% and <= 110%	261	322
> 110% and <= 130%	893	1,143
> 130%	1,468	10,004
Total with LTVs	4,674	12,394
Other (1)	7	38
Total	4,681	12,432
Total portfolio average LTV (2)	140%	259%
Notes:
(1)
Other performing loans of £9.0 billion include unsecured lending to commercial real estate clients, such as major UK homebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £1.9 billion are subject to the Group’s standard provisioning policies.

(2)	Weighted average by exposure.

Within its REIL and PPL, Ulster Bank Group has £3.0 billion (2010 - £2.5 billion) of non-commercial real estate corporate loans, of which £2.4 billion are secured with a provision coverage of 45% (2010 - £2.1 billion with a provision coverage of 36%), and £0.6 billion unsecured with a provision coverage of 78% (2010 - £0.4 billion with a provision coverage of 74%).

*unaudited

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis
The following tables provide an analysis of Credit Concentration financial assets by sector, geography and internal credit quality gradings. Credit risk assets analysed on the preceding pages are reported internally to senior management. However, they exclude certain exposures, primarily debt securities, and take account of legal agreements, including master netting arrangements that provide a right of legal set-off but do not meet the criteria for off-set in IFRS. The analysis below is therefore provided to supplement the credit risk assets analysis and to reconcile to the consolidated balance sheet.

Credit concentration: Sector and geographical region
The tables on pages 46 to 59 analyse total financial assets gross of provisions by sector and geographical region.

The tables on pages 46 to 48 analyse total financial assets by sector.

	NatWest Group
	Reverse repos	Loans and advances			Securities			Derivatives	Other (1)	Total	Netting and offset (2)	Net
		Core	Non-Core	Total	Debt	Equity	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
Central and local government	—	1,931	2	1,933	17,766	—	17,766	8	1	19,708	621	19,087
Finance	24,898	10,410	182	10,592	18,373	897	19,270	958	4,331	60,049	6,421	53,628
Residential mortgages	—	25,717	6	25,723	—	—	—	3	—	25,726	—	25,726
Personal lending	—	17,926	119	18,045	—	—	—	44	7	18,096	—	18,096
Property	—	19,063	19,301	38,364	26	18	44	847	—	39,255	913	38,342
Construction	—	3,367	1,049	4,416	21	2	23	48	—	4,487	965	3,522
Manufacturing	—	4,707	244	4,951	106	3	109	93	—	5,153	1,480	3,673
Service industries and business activities
- retail, wholesale and repairs	—	8,040	511	8,551	55	2	57	109	—	8,717	1,403	7,314
- transport and storage	—	1,892	89	1,981	17	—	17	38	—	2,036	169	1,867
- health, education and recreation	—	6,925	356	7,281	74	5	79	296	—	7,656	807	6,849
- hotels and restaurants	—	3,741	544	4,285	68	1	69	84	—	4,438	114	4,324
- utilities	—	1,398	38	1,436	275	19	294	95	—	1,825	437	1,388
- other	—	5,755	733	6,488	219	16	235	106	79	6,908	678	6,230
Agriculture, forestry and fishing	—	2,703	106	2,809	7	1	8	16	—	2,833	107	2,726
Finance leases and instalment credit	—	27	53	80	—	—	—	—	—	80	—	80
Interest accruals	5	221	27	248	195	—	195	—	—	448	—	448
Total third-party	24,903	113,823	23,360	137,183	37,202	964	38,166	2,745	4,418	207,415	14,115	193,300
Amounts due from holding company and fellow subsidiaries	—	159,313	38	159,351	3,804	—	3,804	2,452	—	165,607	—	165,607
Total gross of provisions	24,903	273,136	23,398	296,534	41,006	964	41,970	5,197	4,418	373,022	14,115	358,907
Provisions	—	(5,352)	(6,995)	(12,347)	(1)	(36)	(37)	—	—	(12,384)	n/a	(12,384)
Total	24,903	267,784	16,403	284,187	41,005	928	41,933	5,197	4,418	360,638	14,115	346,523

Comprising
Repurchase agreements											5,379
Derivative balances											78
Other											8,658
											14,115
For the notes to this table refer to page 54.

	NatWest Group
	Reverse repos	Loans and advances			Debt securities			Derivatives	Other (1)	Total	Netting and offset (2)	Net
		Core	Non-Core	Total	Debt	Equity	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
Central and local government	—	1,926	13	1,939	12,816	—	12,816	5	112	14,872	1,232	13,640
Finance	25,005	11,127	563	11,690	21,469	723	22,192	918	5,496	65,301	8,988	56,313
Residential mortgages	—	26,181	8	26,189	—	—	—	4	—	26,193	5	26,188
Personal lending	—	19,146	116	19,262	—	—	—	—	6	19,268	—	19,268
Property	—	19,567	21,166	40,733	95	14	109	497	—	41,339	618	40,721
Construction	—	3,834	1,484	5,318	5	—	5	25	—	5,348	973	4,375
Manufacturing	—	5,986	340	6,326	407	9	416	131	—	6,873	1,602	5,271
Service industries and business activities
- retail, wholesale and repairs	—	8,820	599	9,419	127	2	129	110	—	9,658	1,870	7,788
- transport and storage	—	1,982	450	2,432	93	2	95	34	—	2,561	147	2,414
- health, education and recreation	—	7,596	414	8,010	1	1	2	221	—	8,233	888	7,345
- hotels and restaurants	—	4,034	616	4,650	62	—	62	55	—	4,767	133	4,634
- utilities	—	1,815	3	1,818	588	4	592	40	—	2,450	976	1,474
- other	—	5,769	811	6,580	394	175	569	46	1	7,196	1,392	5,804
Agriculture, forestry and fishing	—	2,819	106	2,925	28	1	29	11	—	2,965	79	2,886
Finance leases and instalment credit	—	16	89	105	—	—	—	—	—	105	—	105
Interest accruals	7	258	96	354	171	—	171	—	—	532	—	532
Total third-party	25,012	120,876	26,874	147,750	36,256	931	37,187	2,097	5,615	217,661	18,903	198,758
Amounts due from holding company and fellow subsidiaries	—	146,790	919	147,709	3,238	—	3,238	1,363	—	152,310	—	152,310
Total gross of provisions	25,012	267,666	27,793	295,459	39,494	931	40,425	3,460	5,615	369,971	18,903	351,068
Provisions	—	(4,352)	(5,057)	(9,409)	—	(27)	(27)	—	—	(9,436)	n/a	(9,436)
Total	25,012	263,314	22,736	286,050	39,494	904	40,398	3,460	5,615	360,535	18,903	341,632

Comprising
Repurchase agreements											7,419
Derivative balances											89
Other											11,395
											18,903

For the notes to this table refer to page 54.

Risk management: Credit risk continued
Balance sheet analysis: Sector and geographical region continued

	NatWest Group
	Reverse repos	Loans and advances			Securities			Derivatives	Other (1)	Total	Netting and offset (2)	Net
		Core	Non-Core	Total	Debt	Equity	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
Central and local government	—	1,908	27	1,935	8,954	—	8,954	3	164	11,056	1,258	9,798
Finance	17,200	10,772	786	11,558	22,147	719	22,866	872	6,241	58,737	1,619	57,118
Residential mortgages	—	20,273	6,120	26,393	—	—	—	8	—	26,401	—	26,401
Personal lending	—	19,354	578	19,932	—	—	—	—	6	19,938	1	19,937
Property	—	25,469	16,691	42,160	56	12	68	468	—	42,696	758	41,938
Construction	—	4,463	2,247	6,710	71	—	71	50	—	6,831	973	5,858
Manufacturing	—	6,436	781	7,217	190	1	191	154	—	7,562	1,743	5,819
Service industries and business activities
- retail, wholesale and repairs	—	9,416	1,305	10,721	133	1	134	109	—	10,964	1,947	9,017
- transport and storage	—	1,338	541	1,879	109	—	109	35	—	2,023	129	1,894
- health, education and recreation	—	7,897	642	8,539	81	2	83	187	—	8,809	928	7,881
- hotels and restaurants	—	4,360	528	4,888	54	—	54	53	—	4,995	170	4,825
- utilities	—	973	3	976	112	4	116	44	—	1,136	434	702
- other	—	5,945	1,460	7,405	564	250	814	49	—	8,268	1,179	7,089
Agriculture, forestry and fishing	—	2,634	433	3,067	1	1	2	9	—	3,078	15	3,063
Finance leases and instalment credit	—	46	211	257	—	—	—	—	—	257	—	257
Interest accruals	3	254	59	313	159	—	159	—	—	475	—	475
Total third-party	17,203	121,538	32,412	153,950	32,631	990	33,621	2,041	6,411	213,226	11,154	202,072
Amounts due from holding company and fellow subsidiaries	—	124,926	7,228	132,154	2,158	—	2,158	2,429	—	136,741	—	136,741
Total gross of provisions	17,203	246,464	39,640	286,104	34,789	990	35,779	4,470	6,411	349,967	11,154	338,813
Provisions	—	(3,365)	(2,309)	(5,674)	—	(24)	(24)	—	—	(5,698)	n/a	(5,698)
Total	17,203	243,099	37,331	280,430	34,789	966	35,755	4,470	6,411	344,269	11,154	333,115

For the notes to this table refer to page 54.

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances, including reverse repos, gross of provisions by geographical region (location of office).

	NatWest Group
	2011	2010	2009
	£m	£m	£m
Loans and advances to banks (1)
- UK	3,353	4,323	4,158
- US	7,615	9,294	7,694
- Europe	2,786	3,340	2,918
- RoW	1,009	577	610
Total third-party	14,763	17,534	15,380
Amounts due from holding company and fellow subsidiaries	151,447	138,404	117,859
	166,210	155,938	133,239

Loans and advances to customers
- UK	83,504	90,661	93,445
- US	19,002	17,223	11,021
- Europe	43,310	45,894	49,870
- RoW	1,507	1,450	1,437
Total third-party	147,323	155,228	155,773
Amounts due from holding company and fellow subsidiaries	7,904	9,305	14,295
	155,227	164,533	170,068
	321,437	320,471	303,307
Note:
(1)	Loans and advances to banks includes £4 million of accrued interest (2010 - £7 million; 2009 - £8 million).

The tables on pages 49 to 59 analyse financial assets by geographical region (location of office) and sector.

	NatWest Group
	Reverse repos	Loans and advances			Securities			Derivatives	Other (1)	Total	Netting and offset (2)	Net
		Core	Non-Core	Total	Debt	Equity	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	—	1,887	2	1,889	—	—	—	8	—	1,897	621	1,276
Finance	—	5,236	79	5,315	83	649	732	624	1,443	8,114	430	7,684
Residential mortgages	—	7,292	—	7,292	—	—	—	3	—	7,295	—	7,295
Personal lending	—	14,531	14	14,545	—	—	—	44	—	14,589	—	14,589
Property	—	14,844	9,833	24,677	—	15	15	643	—	25,335	904	24,431
Construction	—	3,080	780	3,860	—	—	—	30	—	3,890	941	2,949
Manufacturing	—	3,830	125	3,955	—	—	—	83	—	4,038	1,471	2,567
Service industries and business activities
- retail, wholesale and repairs	—	6,419	208	6,627	—	—	—	104	—	6,731	1,379	5,352
- transport and storage	—	1,108	23	1,131	—	—	—	25	—	1,156	163	993
- health, education and recreation	—	6,080	272	6,352	—	—	—	291	—	6,643	799	5,844
- hotels and restaurants	—	2,886	164	3,050	—	—	—	78	—	3,128	108	3,020
- utilities	—	613	38	651	—	—	—	62	—	713	437	276
- other	—	4,809	338	5,147	1	1	2	91	79	5,319	653	4,666
Agriculture, forestry and fishing	—	2,054	58	2,112	—	—	—	15	—	2,127	76	2,051
Finance leases and instalment credit	—	19	53	72	—	—	—	—	—	72	—	72
Interest accruals	—	161	21	182	—	—	—	—	—	182	—	182
Total third-party	—	74,849	12,008	86,857	84	665	749	2,101	1,522	91,229	7,982	83,247
Amounts due from holding company and fellow subsidiaries	—	129,756	15	129,771	3,689	—	3,689	1,788	—	135,248	—	135,248
Total gross of provisions	—	204,605	12,023	216,628	3,773	665	4,438	3,889	1,522	226,477	7,982	218,495

US
Central and local government	—	—	—	—	17,298	—	17,298	—	1	17,299	—	17,299
Finance	24,644	1,232	9	1,241	18,142	232	18,374	186	2,388	46,833	5,990	40,843
Residential mortgages	—	263	—	263	—	—	—	—	—	263	—	263
Property	—	12	153	165	26	3	29	—	—	194	—	194
Construction	—	—	—	—	21	2	23	—	—	23	—	23
Manufacturing	—	—	—	—	101	2	103	—	—	103	—	103
Service industries and business activities
- retail, wholesale and repairs	—	—	—	—	51	—	51	—	—	51	—	51
- transport and storage	—	—	—	—	15	—	15	—	—	15	—	15
- health, education and recreation	—	—	—	—	74	4	78	3	—	81	—	81
- hotels and restaurants	—	—	—	—	68	1	69	—	—	69	—	69
- utilities	—	—	—	—	239	16	255	—	—	255	—	255
- other	—	—	299	299	168	8	176	11	—	486	—	486
Agriculture, forestry and fishing	—	—	—	—	7	—	7	—	—	7	—	7
Interest accruals	5	—	—	—	195	—	195	—	—	200	—	200
Total third-party	24,649	1,507	461	1,968	36,405	268	36,673	200	2,389	65,879	5,990	59,889
Amounts due from holding company and fellow subsidiaries	—	24,941	8	24,949	115	—	115	9	—	25,073	—	25,073
Total gross of provisions	24,649	26,448	469	26,917	36,520	268	36,788	209	2,389	90,952	5,990	84,962

For the notes to this table refer to page 54.

Risk management: Credit risk continued
Balance sheet analysis: Sector and geographical region continued

	NatWest Group
											Netting and offset (2)
	Reverse repos	Loans and advances			Securities			Derivatives	Other (1)	Total		Net
		Core	Non-Core	Total	Debt	Equity	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Central and local government	—	44	—	44	333	—	333	—	—	377	—	377
Finance	254	2,933	94	3,027	148	16	164	124	500	4,069	1	4,068
Residential mortgages	—	18,162	6	18,168	—	—	—	—	—	18,168	—	18,168
Personal lending	—	1,889	105	1,994	—	—	—	—	7	2,001	—	2,001
Property	—	4,207	9,315	13,522	—	—	—	204	—	13,726	9	13,717
Construction	—	287	269	556	—	—	—	18	—	574	24	550
Manufacturing	—	877	119	996	5	1	6	10	—	1,012	9	1,003
Service industries and business activities
- retail, wholesale and repairs	—	1,621	303	1,924	4	2	6	5	—	1,935	24	1,911
- transport and storage	—	784	66	850	2	—	2	13	—	865	6	859
- health, education and recreation	—	845	84	929	—	1	1	2	—	932	8	924
- hotels and restaurants	—	855	380	1,235	—	—	—	6	—	1,241	6	1,235
- utilities	—	785	—	785	36	3	39	33	—	857	—	857
- other	—	946	96	1,042	50	7	57	4	—	1,103	25	1,078
Agriculture, forestry and fishing	—	649	48	697	—	1	1	1	—	699	31	668
Finance leases and instalment credit	—	8	—	8	—	—	—	—	—	8	—	8
Interest accruals	—	59	6	65	—	—	—	—	—	65	—	65
Total third-party	254	34,951	10,891	45,842	578	31	609	420	507	47,632	143	47,489
Amounts due from holding company and fellow subsidiaries	—	3,296	15	3,311	—	—	—	618	—	3,929	—	3,929
Total gross of provisions	254	38,247	10,906	49,153	578	31	609	1,038	507	51,561	143	51,418

RoW
Central and local government	—	—	—	—	135	—	135	—	—	135	—	135
Finance	—	1,009	—	1,009	—	—	—	24	—	1,033	—	1,033
Personal lending	—	1,506	—	1,506	—	—	—	—	—	1,506	—	1,506
Interest accruals	—	1	—	1	—	—	—	—	—	1	—	1
Total third-party	—	2,516	—	2,516	135	—	135	24	—	2,675	—	2,675
Amounts due from holding company and fellow subsidiaries	—	1,320	—	1,320	—	—	—	37	—	1,357	—	1,357
Total gross of provisions	—	3,836	—	3,836	135	—	135	61	—	4,032	—	4,032
For the notes to this table refer to page 54.

	NatWest Group
											Netting and offset (2)
	Reverse repos	Loans and advances			Securities			Derivatives	Other (1)	Total		Net
		Core	Non-Core	Total	Debt	Equity	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	—	1,875	13	1,888	—	—	—	5	—	1,893	1,232	661
Finance	—	6,293	472	6,765	210	654	864	351	1,484	9,464	348	9,116
Residential mortgages	—	6,601	—	6,601	—	—	—	4	—	6,605	—	6,605
Personal lending	—	15,541	8	15,549	—	—	—	—	—	15,549	—	15,549
Property	—	14,935	11,465	26,400	—	11	11	497	—	26,908	613	26,295
Construction	—	3,494	1,107	4,601	—	—	—	25	—	4,626	959	3,667
Manufacturing	—	4,871	212	5,083	3	—	3	131	—	5,217	1,596	3,621
Service industries and business activities
- retail, wholesale and repairs	—	7,359	342	7,701	—	—	—	110	—	7,811	1,855	5,956
- transport and storage	—	1,235	360	1,595	—	—	—	34	—	1,629	142	1,487
- health, education and recreation	—	6,669	328	6,997	—	—	—	221	—	7,218	888	6,330
- hotels and restaurants	—	3,108	203	3,311	—	—	—	55	—	3,366	129	3,237
- utilities	—	1,008	3	1,011	—	—	—	40	—	1,051	976	75
- other	—	4,673	305	4,978	—	—	—	46	—	5,024	1,369	3,655
Agriculture, forestry and fishing	—	2,108	40	2,148	—	—	—	11	—	2,159	58	2,101
Finance leases and instalment credit	—	16	75	91	—	—	—	—	—	91	—	91
Interest accruals	—	180	85	265	—	—	—	—	—	265	—	265
Total third-party	—	79,966	15,018	94,984	213	665	878	1,530	1,484	98,876	10,165	88,711
Amounts due from holding company and fellow subsidiaries	—	116,739	898	117,637	3,238	—	3,238	776	—	121,651	—	121,651
Total gross of provisions	—	196,705	15,916	212,621	3,451	665	4,116	2,306	1,484	220,527	10,165	210,362

US
Central and local government	—	—	—	—	11,848	—	11,848	—	112	11,960	—	11,960
Finance	24,987	654	—	654	20,824	57	20,881	162	3,647	50,331	8,639	41,692
Residential mortgages	—	265	—	265	—	—	—	—	—	265	—	265
Property	—	136	140	276	95	3	98	—	—	374	—	374
Construction	—	—	—	—	5	—	5	—	—	5	—	5
Manufacturing	—	—	—	—	399	8	407	—	—	407	—	407
Service industries and business activities
- retail, wholesale and repairs	—	—	—	—	122	—	122	—	—	122	—	122
- transport and storage	—	—	—	—	91	1	92	—	—	92	—	92
- health, education and recreation	—	—	—	—	1	—	1	—	—	1	—	1
- hotels and restaurants	—	—	11	11	62	—	62	—	—	73	—	73
- utilities	—	—	—	—	564	—	564	—	—	564	—	564
- other	—	—	316	316	357	167	524	—	—	840	—	840
Agriculture, forestry and fishing	—	—	—	—	28	—	28	—	—	28	—	28
Interest accruals	7	1	—	1	171	—	171	—	—	179	—	179
Total third-party	24,994	1,056	467	1,523	34,567	236	34,803	162	3,759	65,241	8,639	56,602
Amounts due from holding company and fellow subsidiaries	—	25,787	6	25,793	—	—	—	39	—	25,832	—	25,832
Total gross of provisions	24,994	26,843	473	27,316	34,567	236	34,803	201	3,759	91,073	8,639	82,434

For the notes to this table refer to page 54.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Sector and geographical region continued

	NatWest Group
											Netting and offset (2)
	Reverse repos	Loans and advances			Securities			Derivatives	Other (1)	Total
		Core	Non-Core	Total	Debt	Equity	Total					Net
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Central and local government	—	51	—	51	676	—	676	—	—	727	—	727
Finance	18	3,603	91	3,694	329	12	341	399	365	4,817	1	4,816
Residential mortgages	—	19,315	8	19,323	—	—	—	—	—	19,323	5	19,318
Personal lending	—	2,156	108	2,264	—	—	—	—	6	2,270	—	2,270
Property	—	4,496	9,561	14,057	—	—	—	—	—	14,057	5	14,052
Construction	—	340	377	717	—	—	—	—	—	717	14	703
Manufacturing	—	1,115	128	1,243	5	1	6	—	—	1,249	6	1,243
Service industries and business activities
- retail, wholesale and repairs	—	1,461	257	1,718	5	2	7	—	—	1,725	15	1,710
- transport and storage	—	747	90	837	2	1	3	—	—	840	5	835
- health, education and recreation	—	927	86	1,013	—	1	1	—	—	1,014	—	1,014
- hotels and restaurants	—	926	402	1,328	—	—	—	—	—	1,328	4	1,324
- utilities	—	807	—	807	24	4	28	—	—	835	—	835
- other	—	1,096	190	1,286	37	8	45	—	1	1,332	23	1,309
Agriculture, forestry and fishing	—	711	66	777	—	1	1	—	—	778	21	757
Finance leases and instalment credit	—	—	14	14	—	—	—	—	—	14	—	14
Interest accruals	—	76	11	87	—	—	—	—	—	87	—	87
Total third-party	18	37,827	11,389	49,216	1,078	30	1,108	399	372	51,113	99	51,014
Amounts due from holding company and fellow subsidiaries	—	2,664	15	2,679	—	—	—	547	—	3,226	—	3,226
Total gross of provisions	18	40,491	11,404	51,895	1,078	30	1,108	946	372	54,339	99	54,240

RoW
Central and local government	—	—	—	—	292	—	292	—	—	292	—	292
Finance	—	577	—	577	106	—	106	6	—	689	—	689
Personal lending	—	1,449	—	1,449	—	—	—	—	—	1,449	—	1,449
Interest accruals	—	1	—	1	—	—	—	—	—	1	—	1
Total third-party	—	2,027	—	2,027	398	—	398	6	—	2,431	—	2,431
Amounts due from holding company and fellow subsidiaries	—	1,600	—	1,600	—	—	—	1	—	1,601	—	1,601
Total gross of provisions	—	3,627	—	3,627	398	—	398	7	—	4,032	—	4,032

For the notes to this table refer to page 54.

	NatWest Group
											Netting and offset (2)
	Reverse repos	Loans and advances			Securities			Derivatives	Other (1)	Total
		Core	Non-Core	Total	Debt	Equity	Total					Net
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	—	1,850	5	1,855	—	—	—	3	—	1,858	1,258	600
Finance	—	6,065	593	6,658	280	652	932	197	1,509	9,296	250	9,046
Residential mortgages	—	5,202	1	5,203	—	—	—	8	—	5,211	—	5,211
Personal lending	—	16,081	236	16,317	—	—	—	—	—	16,317	1	16,316
Property	—	15,291	12,651	27,942	—	12	12	468	—	28,422	758	27,664
Construction	—	3,412	1,650	5,062	—	—	—	50	—	5,112	973	4,139
Manufacturing	—	5,051	477	5,528	—	—	—	154	—	5,682	1,743	3,939
Service industries and business activities
- retail, wholesale and repairs	—	7,519	821	8,340	—	—	—	109	—	8,449	1,947	6,502
- transport and storage	—	1,171	414	1,585	—	—	—	35	—	1,620	129	1,491
- health, education and recreation	—	6,978	400	7,378	—	—	—	187	—	7,565	928	6,637
- hotels and restaurants	—	3,311	234	3,545	—	—	—	53	—	3,598	170	3,428
- utilities	—	488	1	489	—	—	—	44	—	533	434	99
- other	—	4,291	733	5,024	—	1	1	48	—	5,073	1,179	3,894
Agriculture, forestry and fishing	—	2,065	107	2,172	—	—	—	9	—	2,181	15	2,166
Finance leases and instalment credit	—	46	195	241	—	—	—	—	—	241	—	241
Interest accruals	—	208	56	264	—	—	—	—	—	264	—	264
Total third-party	—	79,029	18,574	97,603	280	665	945	1,365	1,509	101,422	9,785	91,637
Amounts due from holding company and fellow subsidiaries	—	102,659	7,186	109,845	2,158	—	2,158	1,581	—	113,584	—	113,584
Total gross of provisions	—	181,688	25,760	207,448	2,438	665	3,103	2,946	1,509	215,006	9,785	205,221

US
Central and local government	—	—	—	—	7,953	—	7,953	—	140	8,093	—	8,093
Finance	17,200	719	13	732	21,069	57	21,126	193	4,406	43,657	1,369	42,288
Residential mortgages	—	257	—	257	—	—	—	—	—	257	—	257
Property	—	39	152	191	56	—	56	—	—	247	—	247
Construction	—	—	—	—	71	—	71	—	—	71	—	71
Manufacturing	—	—	—	—	190	—	190	—	—	190	—	190
Service industries and business activities
- retail, wholesale and repairs	—	—	—	—	127	—	127	—	—	127	—	127
- transport and storage	—	—	—	—	108	—	108	—	—	108	—	108
- health, education and recreation	—	—	—	—	81	—	81	—	—	81	—	81
- hotels and restaurants	—	—	12	12	54	—	54	—	—	66	—	66
- utilities	—	—	—	—	111	—	111	—	—	111	—	111
- other	—	4	314	318	550	241	791	1	—	1,110	—	1,110
Agriculture, forestry and fishing	—	—	—	—	1	—	1	—	—	1	—	1
Interest accruals	3	2	—	2	159	—	159	—	—	164	—	164
Total third-party	17,203	1,021	491	1,512	30,530	298	30,828	194	4,546	54,283	1,369	52,914
Amounts due from holding company and fellow subsidiaries	—	16,848	2	16,850	—	—	—	75	—	16,925	—	16,925
Total gross of provisions	17,203	17,869	493	18,362	30,530	298	30,828	269	4,546	71,208	1,369	69,839

For the notes to this table refer to page 54.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Sector and geographical region continued

	NatWest Group
	Loans and advances			Securities						Netting and offset (2)	Net
	Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Central and local government	58	22	80	666	—	666	—	24	770	—	770
Finance	3,378	180	3,558	798	10	808	475	326	5,167	—	5,167
Residential mortgages	14,814	6,119	20,933	—	—	—	—	—	20,933	—	20,933
Personal lending	1,837	342	2,179	—	—	—	—	6	2,185	—	2,185
Property	10,139	3,888	14,027	—	—	—	—	—	14,027	—	14,027
Construction	1,051	597	1,648	—	—	—	—	—	1,648	—	1,648
Manufacturing	1,385	304	1,689	—	1	1	—	—	1,690	—	1,690
Service industries and business activities
- retail, wholesale and repairs	1,897	484	2,381	6	1	7	—	—	2,388	—	2,388
- transport and storage	167	127	294	1	—	1	—	—	295	—	295
- health, education and recreation	919	242	1,161	—	2	2	—	—	1,163	—	1,163
- hotels and restaurants	1,049	282	1,331	—	—	—	—	—	1,331	—	1,331
- utilities	485	2	487	1	4	5	—	—	492	—	492
- other	1,650	413	2,063	14	8	22	—	—	2,085	—	2,085
Agriculture, forestry and fishing	569	326	895	—	1	1	—	—	896	—	896
Finance leases and instalment credit	—	16	16	—	—	—	—	—	16	—	16
Interest accruals	43	3	46	—	—	—	—	—	46	—	46
Total third-party	39,441	13,347	52,788	1,486	27	1,513	475	356	55,132	—	55,132
Amounts due from holding company and fellow subsidiaries	2,644	40	2,684	—	—	—	746	—	3,430	—	3,430
Total gross of provisions	42,085	13,387	55,472	1,486	27	1,513	1,221	356	58,562	—	58,562

RoW
Central and local government	—	—	—	335	—	335	—	—	335	—	335
Finance	610	—	610	—	—	—	7	—	617	—	617
Personal lending	1,436	—	1,436	—	—	—	—	—	1,436	—	1,436
Interest accruals	1	—	1	—	—	—	—	—	1		1
Total third-party	2,047	—	2,047	335	—	335	7	—	2,389	—	2,389
Amounts due from holding company and fellow subsidiaries	2,775	—	2,775	—	—	—	27	—	2,802	—	2,802
Total gross of provisions	4,822	—	4,822	335	—	335	34	—	5,191	—	5,191

Notes:
(1)
Comprises cash and balances at central banks of £1,918 million (2010 - £1,824 million; 2009 - £1,805 million), settlement balances of £2,468 million (2010 - £3,761 million; 2009 - £4,573 million) and prepayments, accrued income and other assets of £32 million (2010 - £30 million; 2009 - £33 million).

(2)
This column shows the amount by which NatWest Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give NatWest Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, NatWest Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. NatWest Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

	Bank
	Loans and advances			Securities						Netting and offset (2)	Net
	Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
Central and local government	1,887	2	1,889	—	—	—	8	—	1,897	621	1,276
Finance	3,787	69	3,856	—	10	10	620	917	5,403	429	4,974
Residential mortgages	9	—	9	—	—	—	3	—	12	—	12
Personal lending	11,342	12	11,354	—	—	—	—	—	11,354	—	11,354
Property	12,709	6,873	19,582	—	—	—	643	—	20,225	883	19,342
Construction	2,862	652	3,514	—	—	—	30	—	3,544	927	2,617
Manufacturing	3,546	94	3,640	—	—	—	82	—	3,722	1,465	2,257
Service industries and business activities
- retail, wholesale and repairs	6,048	185	6,233	—	—	—	104	—	6,337	1,361	4,976
- transport and storage	1,073	18	1,091	—	—	—	25	—	1,116	159	957
- health, education and recreation	5,756	267	6,023	—	—	—	291	—	6,314	795	5,519
- hotels and restaurants	2,708	144	2,852	—	—	—	78	—	2,930	105	2,825
- utilities	609	38	647	—	—	—	62	—	709	437	272
- other	4,358	327	4,685	2	—	2	96	78	4,861	643	4,218
Agriculture, forestry and fishing	1,750	48	1,798	—	—	—	15	—	1,813	34	1,779
Finance leases and instalment credit	13	1	14	—	—	—	—	—	14	—	14
Interest accruals	134	18	152	—	—	—	—	—	152	—	152
Total third-party	58,591	8,748	67,339	2	10	12	2,057	995	70,403	7,859	62,544
Amounts due from holding company and subsidiaries	111,407	7	111,414	3,689	—	3,689	1,755	—	116,858	—	116,858
Total gross of provisions	169,998	8,755	178,753	3,691	10	3,701	3,812	995	187,261	7,859	179,402
Provisions	(2,564)	(685)	(3,249)	—	—	—	—	—	(3,249)	n/a	(3,249)
Total	167,434	8,070	175,504	3,691	10	3,701	3,812	995	184,012	7,859	176,153

2010
Central and local government	1,868	13	1,881	—	—	—	5	—	1,886	1,232	654
Finance	4,555	115	4,670	—	15	15	317	867	5,869	347	5,522
Residential mortgages	11	—	11	—	—	—	4	—	15	—	15
Personal lending	12,276	5	12,281	—	—	—	—	—	12,281	—	12,281
Property	12,970	8,480	21,450	—	—	—	497	—	21,947	586	21,361
Construction	3,272	886	4,158	—	—	—	25	—	4,183	941	3,242
Manufacturing	4,557	184	4,741	3	—	3	131	—	4,875	1,588	3,287
Service industries and business activities
- retail, wholesale and repairs	6,987	317	7,304	—	—	—	110	—	7,414	1,833	5,581
- transport and storage	1,193	359	1,552	—	—	—	34	—	1,586	137	1,449
- health, education and recreation	6,247	323	6,570	—	—	—	221	—	6,791	888	5,903
- hotels and restaurants	2,939	180	3,119	—	—	—	55	—	3,174	126	3,048
- utilities	1,007	2	1,009	—	—	—	40	—	1,049	975	74
- other	4,275	277	4,552	—	—	—	46	—	4,598	1,350	3,248
Agriculture, forestry and fishing	1,776	30	1,806	—	—	—	11	—	1,817	10	1,807
Finance leases and instalment credit	16	21	37	—	—	—	—	—	37	—	37
Interest accruals	149	71	220	—	—	—	—	—	220	—	220
Total third-party	64,098	11,263	75,361	3	15	18	1,496	867	77,742	10,013	67,729
Amounts due from holding company and subsidiaries	101,025	27	101,052	3,238	—	3,238	748	—	105,038	—	105,038
Total gross of provisions	165,123	11,290	176,413	3,241	15	3,256	2,244	867	182,780	10,013	172,767
Provisions	(2,630)	(713)	(3,343)	—	—	—	—	—	(3,343)	n/a	(3,343)
Total	162,493	10,577	173,070	3,241	15	3,256	2,244	867	179,437	10,013	169,424

For the notes to this table refer to page 59.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Sector and geographical region continued

	Bank
	Loans and advances			Securities						Netting and offset (2)	Net
	Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
Central and local government	1,845	5	1,850	—	—	—	3	—	1,853	1,258	595
Finance	4,644	218	4,862	5	13	18	173	906	5,959	250	5,709
Residential mortgages	16	—	16	—	—	—	8	—	24	—	24
Personal lending	13,515	2	13,517	—	—	—	—	—	13,517	1	13,516
Property	12,225	10,993	23,218	—	—	—	468	—	23,686	758	22,928
Construction	3,042	1,362	4,404	—	—	—	50	—	4,454	973	3,481
Manufacturing	4,841	352	5,193	—	—	—	154	—	5,347	1,743	3,604
Service industries and business activities
- retail, wholesale and repairs	7,216	698	7,914	—	—	—	109	—	8,023	1,947	6,076
- transport and storage	1,143	403	1,546	—	—	—	35	—	1,581	129	1,452
- health, education and recreation	6,615	362	6,977	—	—	—	187	—	7,164	928	6,236
- hotels and restaurants	3,154	194	3,348	—	—	—	53	—	3,401	170	3,231
- utilities	487	—	487	—	—	—	44	—	531	434	97
- other	3,987	674	4,661	—	—	—	48	—	4,709	1,178	3,531
Agriculture, forestry and fishing	1,830	24	1,854	—	—	—	9	—	1,863	15	1,848
Finance leases and instalment credit	46	—	46	—	—	—	—	—	46	—	46
Interest accruals	182	46	228	—	—	—	—	—	228	—	228
Total third-party	64,788	15,333	80,121	5	13	18	1,341	906	82,386	9,784	72,602
Amounts due from holding company and subsidiaries	86,644	6,335	92,979	2,158	—	2,158	1,559	—	96,696	—	96,696
Total gross of provisions	151,432	21,668	173,100	2,163	13	2,176	2,900	906	179,082	9,784	169,298
Provisions	(2,312)	(800)	(3,112)	—	—	—	—	—	(3,112)	—	(3,112)
Total	149,120	20,868	169,988	2,163	13	2,176	2,900	906	175,970	9,784	166,186

For the notes to this table refer to page 59.

Loans and advances to banks and customers by geographical region
The table below analyses loans and advances, including reverse repos, gross of provisions by geographical region (location of office).

	Bank
	2011	2010	2009
	£m	£m	£m
Loans and advances to banks (1)
- UK	2,399	3,092	3,162
- US	—	—	1
- Europe	7	8	8
Total third-party	2,406	3,100	3,171
Amounts due from holding company and subsidiaries	104,345	92,354	78,269
	106,751	95,454	81,440

Loans and advances to customers - third party
- UK	64,933	72,261	76,950
Amounts due from holding company and subsidiaries	7,069	8,698	14,710
	72,002	80,959	91,660

	178,753	176,413	173,100
Note:
(1)	Loans and advances to banks includes £0.2 million of accrued interest (2010 - £5 million; 2009 - £6 million).

	Bank
	Loans and advances			Securities						Netting and offset (2)	Net
	Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,887	2	1,889	—	—	—	8	—	1,897	621	1,276
Finance	3,780	69	3,849	—	10	10	620	917	5,396	429	4,967
Residential mortgages	9	—	9	—	—	—	3	—	12	—	12
Personal lending	11,342	12	11,354	—	—	—	—	—	11,354	—	11,354
Property	12,709	6,873	19,582	—	—	—	643	—	20,225	883	19,342
Construction	2,862	652	3,514	—	—	—	30	—	3,544	927	2,617
Manufacturing	3,546	94	3,640	—	—	—	82	—	3,722	1,465	2,257
Service industries and business activities
- retail, wholesale and repairs	6,048	185	6,233	—	—	—	104	—	6,337	1,361	4,976
- transport and storage	1,073	18	1,091	—	—	—	25	—	1,116	159	957
- health, education and recreation	5,756	267	6,023	—	—	—	291	—	6,314	795	5,519
- hotels and restaurants	2,708	144	2,852	—	—	—	78	—	2,930	105	2,825
- utilities	609	38	647	—	—	—	62	—	709	437	272
- other	4,358	327	4,685	2	—	2	96	78	4,861	643	4,218
Agriculture, forestry and fishing	1,750	48	1,798	—	—	—	15	—	1,813	34	1,779
Finance leases and instalment credit	13	1	14	—	—	—	—	—	14	—	14
Interest accruals	134	18	152	—	—	—	—	—	152	—	152
Total third-party	58,584	8,748	67,332	2	10	12	2,057	995	70,396	7,859	62,537
Amounts due from holding company and subsidiaries	110,134	7	110,141	3,689	—	3,689	1,755	—	115,585	—	115,585
Total gross of provisions	168,718	8,755	177,473	3,691	10	3,701	3,812	995	185,981	7,859	178,122

Europe
Total third-party - Finance	7	—	7	—	—	—	—	—	7	—	7
Amounts due from holding company and subsidiaries	1,273	—	1,273	—	—	—	—	—	1,273	—	1,273
	1,280	—	1,280	—	—	—	—	—	1,280	—	1,280

For the notes to this table refer to page 59.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Sector and geographical region continued

	Bank
	Loans and advances			Securities						Netting and offset (2)	Net
	Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,868	13	1,881	—	—	—	5	—	1,886	1,232	654
Finance	4,547	115	4,662	—	15	15	317	867	5,861	347	5,514
Residential mortgages	11	—	11	—	—	—	4	—	15	—	15
Personal lending	12,276	5	12,281	—	—	—	—	—	12,281	—	12,281
Property	12,970	8,480	21,450	—	—	—	497	—	21,947	586	21,361
Construction	3,272	886	4,158	—	—	—	25	—	4,183	941	3,242
Manufacturing	4,557	184	4,741	3	—	3	131	—	4,875	1,588	3,287
Service industries and business activities
- retail, wholesale and repairs	6,987	317	7,304	—	—	—	110	—	7,414	1,833	5,581
- transport and storage	1,193	359	1,552	—	—	—	34	—	1,586	137	1,449
- health, education and recreation	6,247	323	6,570	—	—	—	221	—	6,791	888	5,903
- hotels and restaurants	2,939	180	3,119	—	—	—	55	—	3,174	126	3,048
- utilities	1,007	2	1,009	—	—	—	40	—	1,049	975	74
- other	4,275	277	4,552	—	—	—	46	—	4,598	1,350	3,248
Agriculture, forestry and fishing	1,776	30	1,806	—	—	—	11	—	1,817	10	1,807
Finance leases and instalment credit	16	21	37	—	—	—	—	—	37	—	37
Interest accruals	149	71	220	—	—	—	—	—	220	—	220
Total third-party	64,090	11,263	75,353	3	15	18	1,496	867	77,734	10,013	67,721
Amounts due from holding company and subsidiaries	99,787	27	99,814	3,238	—	3,238	748	—	103,800	—	103,800
Total gross of provisions	163,877	11,290	175,167	3,241	15	3,256	2,244	867	181,534	10,013	171,521

Europe
Total third-party - Finance	8	—	8	—	—	—	—	—	8	—	8
Amounts due from holding company and subsidiaries	1,238	—	1,238	—	—	—	—	—	1,238	—	1,238
	1,246	—	1,246	—	—	—	—	—	1,246	—	1,246

For the notes to this table refer to page 59.

	Bank
	Loans and advances			Securities						Netting and offset (2)	Net
	Core	Non-Core	Total	Debt	Equity	Total	Derivatives	Other (1)	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,845	5	1,850	—	—	—	3	—	1,853	1,258	595
Finance	4,635	218	4,853	5	13	18	173	906	5,950	250	5,700
Residential mortgages	16	—	16	—	—	—	8	—	24	—	24
Personal lending	13,515	2	13,517	—	—	—	—	—	13,517	1	13,516
Property	12,225	10,993	23,218	—	—	—	468	—	23,686	758	22,928
Construction	3,042	1,362	4,404	—	—	—	50	—	4,454	973	3,481
Manufacturing	4,841	352	5,193	—	—	—	154	—	5,347	1,743	3,604
Service industries and business activities
- retail, wholesale and repairs	7,216	698	7,914	—	—	—	109	—	8,023	1,947	6,076
- transport and storage	1,143	403	1,546	—	—	—	35	—	1,581	129	1,452
- health, education and recreation	6,615	362	6,977	—	—	—	187	—	7,164	928	6,236
- hotels and restaurants	3,154	194	3,348	—	—	—	53	—	3,401	170	3,231
- utilities	487	—	487	—	—	—	44	—	531	434	97
- other	3,987	674	4,661	—	—	—	48	—	4,709	1,178	3,531
Agriculture, forestry and fishing	1,830	24	1,854	—	—	—	9	—	1,863	15	1,848
Finance leases and instalment credit	46	—	46	—	—	—	—	—	46	—	46
Interest accruals	182	46	228	—	—	—	—	—	228	—	228
Total third-party	64,779	15,333	80,112	5	13	18	1,341	906	82,377	9,784	72,593
Amounts due from holding company and subsidiaries	85,401	6,335	91,736	2,158	—	2,158	1,559	—	95,453	—	95,453
Total gross of provisions	150,180	21,668	171,848	2,163	13	2,176	2,900	906	177,830	9,784	168,046

US
Total third-party - Finance	1	—	1	—	—	—	—	—	1	—	1

Europe
Total third-party - Finance	8	—	8	—	—	—	—	—	8	—	8
Amounts due from holding company and subsidiaries	1,243	—	1,243	—	—	—	—	—	1,243	—	1,243
	1,251	—	1,251	—	—	—	—	—	1,251	—	1,251
Notes:
(1)	Comprises cash and balances at central banks of £917 million (2010 - £867 million; 2009 - £906 million) and settlement balances of £78 million (2010 and 2009 - nil).

(2)
This shows the amount by which the Bank’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Bank holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Bank obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Cross-border exposures
Cross-border exposures are loans and advances including finance leases and instalment credit receivables and other monetary assets, such as debt securities and net derivatives, including non-local currency claims of overseas offices on local residents.

The RBS Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk. Cross-border exposures exclude exposures to local residents in local currencies.

The table below sets out NatWest Group’s most significant cross-border exposures. None of these countries have experienced repayment difficulties that have required restructuring of outstanding debt.

	NatWest Group
	2011						2010
	Government £m	Banks £m	Other £m	Total £m	Short positions £m	Net of short positions £m	Government £m	Banks £m	Other £m	Total £m	Short positions £m	Net of short positions £m
Japan	84	1,777	1,308	3,169	—	3,169	396	1,056	1,881	3,333	—	3,333
Cayman Islands	—	2	1,628	1,630	3	1,627	2	7	187	196	12	184
Republic of Ireland	—	78	1,433	1,511	—	1,511	—	95	1,253	1,348	3	1,345
United States	5	95	410	510	13,129	(12,619)	10	158	639	807	13,501	(12,694)
France	13	349	73	435	9	426	84	188	250	522	22	500
Netherlands	—	267	59	326	24	302	—	242	89	331	27	304

Asset quality
The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the following table and are set out on page 67.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

	NatWest Group
	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	1,918	12,752	18,381	685	1,007	25	3,071	774	38,613
AQ2	—	473	2,544	40	179	—	660	276	4,172
AQ3	—	119	3,218	24	65	—	983	388	4,797
AQ4	—	108	20,190	30	256	—	7,903	1,134	29,621
AQ5	—	88	26,091	19	479	—	11,510	564	38,751
AQ6	—	11	20,242	42	272	—	7,772	360	28,699
AQ7	—	26	16,501	1	112	—	8,854	208	25,702
AQ8	—	6	6,289	1	133	—	2,698	38	9,165
AQ9	—	—	7,502	1	139	7	796	55	8,500
AQ10	—	1	138	2	103	—	901	127	1,272
Balances due from holding company and fellow subsidiaries	—	151,447	7,904	—	2,452	—	62	226	162,091
Past due	—	—	4,691	1,623	—	—	—	—	6,314
Impaired	—	9	21,536	—	—	—	—	—	21,545
Impairment provision	—	(9)	(12,338)	—	—	—	—	—	(12,347)
	1,918	165,031	142,889	2,468	5,197	32	45,210	4,150	366,895
2010
AQ1	1,824	15,057	18,105	1,487	1,396	23	5,687	1,319	44,898
AQ2	—	28	2,615	20	67	—	1,237	146	4,113
AQ3	—	681	4,896	69	33	—	1,581	334	7,594
AQ4	—	20	17,550	292	55	—	7,990	803	26,710
AQ5	—	33	25,272	41	125	—	10,873	782	37,126
AQ6	—	4	24,403	8	126	—	10,714	470	35,725
AQ7	—	40	22,196	—	32	—	8,528	312	31,108
AQ8	—	7	8,477	—	55	—	4,369	63	12,971
AQ9	—	4	6,197	—	97	7	1,449	71	7,825
AQ10	—	5	1,740	—	111	—	870	124	2,850
Balances due from holding company and fellow subsidiaries	—	138,404	9,305	—	1,363	—	—	225	149,297
Past due	—	7	5,851	1,844	—	—	—	—	7,702
Impaired	—	9	17,926	—	—	—	—	—	17,935
Impairment provision	—	(9)	(9,400)	—	—	—	—	—	(9,409)
	1,824	154,290	155,133	3,761	3,460	30	53,298	4,649	376,445
2009
AQ1	1,791	12,689	15,238	863	719	26	7,472	1,140	39,938
AQ2	—	7	1,406	40	103	—	787	201	2,544
AQ3	—	412	2,548	204	50	—	2,048	433	5,695
AQ4	14	39	17,110	555	199	—	7,905	956	26,778
AQ5	—	12	32,656	114	390	7	12,612	833	46,624
AQ6	—	3	32,442	—	293	—	10,494	494	43,726
AQ7	—	14	18,586	—	125	—	8,906	297	27,928
AQ8	—	5	9,665	—	51	—	4,961	52	14,734
AQ9	—	—	4,149	—	22	—	1,352	26	5,549
AQ10	—	36	2,535	—	89	—	1,059	64	3,783
Balances due from holding company and fellow subsidiaries	—	117,859	14,295	—	2,429	—	—	239	134,822
Past due	—	36	6,532	2,797	—	—	—	—	9,365
Impaired	—	9	12,906	—	—	—	—	—	12,915
Impairment provision	—	(9)	(5,665)	—	—	—	—	—	(5,674)
	1,805	131,112	164,403	4,573	4,470	33	57,596	4,735	368,727

For the note relating to this table refer to page 63.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Asset quality continued

	NatWest Group
	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Core
AQ1	1,918	12,724	15,089	685	966	25	2,553	760	34,720
AQ2	—	473	2,307	40	175	—	624	276	3,895
AQ3	—	119	2,910	24	65	—	918	385	4,421
AQ4	—	108	19,943	30	192	—	7,894	1,133	29,300
AQ5	—	88	25,242	19	423	—	11,477	562	37,811
AQ6	—	11	18,922	42	254	—	7,713	360	27,302
AQ7	—	26	15,678	1	108	—	8,799	204	24,816
AQ8	—	6	5,119	1	50	—	2,672	38	7,886
AQ9	—	—	5,755	1	63	7	759	40	6,625
AQ10	—	1	138	2	67	—	644	100	952
Balances due from holding company and fellow subsidiaries	—	151,434	7,879	—	2,359	—	62	226	161,960
Past due	—	—	4,060	1,623	—	—	—	—	5,683
Impaired	—	9	8,829	—	—	—	—	—	8,838
Impairment provision	—	(9)	(5,343)	—	—	—	—	—	(5,352)
	1,918	164,990	126,528	2,468	4,722	32	44,115	4,084	348,857

2010
AQ1	1,824	15,041	14,071	1,487	1,309	23	5,367	1,289	40,411
AQ2	—	28	2,525	20	67	—	1,223	146	4,009
AQ3	—	681	4,388	69	33	—	1,535	331	7,037
AQ4	—	20	17,190	292	52	—	7,797	803	26,154
AQ5	—	33	24,083	41	119	—	10,521	778	35,575
AQ6	—	4	22,071	8	68	—	10,338	470	32,959
AQ7	—	40	20,344	—	29	—	8,361	312	29,086
AQ8	—	7	6,662	—	40	—	4,301	63	11,073
AQ9	—	4	4,372	—	47	7	1,382	71	5,883
AQ10	—	5	1,144	—	27	—	692	124	1,992
Balances due from holding company and fellow subsidiaries	—	137,515	9,275	—	1,346	—	—	225	148,361
Past due	—	—	4,560	1,844	—	—	—	—	6,404
Impaired	—	9	6,967	—	—	—	—	—	6,976
Impairment provision	—	(9)	(4,342)	—	—	—	—	—	(4,351)
	1,824	153,378	133,310	3,761	3,137	30	51,517	4,612	351,569

For the note relating to this table refer to page 63.

	NatWest Group
	Cash and balances at central banks	Loans and advances to banks (1)	Loans and advances to customers	Settlement balances	Derivatives	Other financial instruments	Commitments	Contingent liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	—	28	3,292	—	41	—	518	14	3,893
AQ2	—	—	237	—	4	—	36	—	277
AQ3	—	—	308	—	—	—	65	3	376
AQ4	—	—	247	—	64	—	9	1	321
AQ5	—	—	849	—	56	—	33	2	940
AQ6	—	—	1,320	—	18	—	59	—	1,397
AQ7	—	—	823	—	4	—	55	4	886
AQ8	—	—	1,170	—	83	—	26	—	1,279
AQ9	—	—	1,747	—	76	—	37	15	1,875
AQ10	—	—	—	—	36	—	257	27	320
Balances due from holding company and fellow subsidiaries	—	13	25	—	93	—	—	—	131
Past due	—	—	631	—	—	—	—	—	631
Impaired	—	—	12,707	—	—	—	—	—	12,707
Impairment provision	—	—	(6,995)	—	—	—	—	—	(6,995)
	—	41	16,361	—	475	—	1,095	66	18,038

2010
AQ1	—	16	4,034	—	87	—	320	30	4,487
AQ2	—	—	90	—	—	—	14	—	104
AQ3	—	—	508	—	—	—	46	3	557
AQ4	—	—	360	—	3	—	193	—	556
AQ5	—	—	1,189	—	6	—	352	4	1,551
AQ6	—	—	2,332	—	58	—	376	—	2,766
AQ7	—	—	1,852	—	3	—	167	—	2,022
AQ8	—	—	1,815	—	15	—	68	—	1,898
AQ9	—	—	1,825	—	50	—	67	—	1,942
AQ10	—	—	596	—	84	—	178	—	858
Balances due from holding company and fellow subsidiaries	—	889	30	—	17	—	—	—	936
Past due	—	7	1,291	—	—	—	—	—	1,298
Impaired	—	—	10,959	—	—	—	—	—	10,959
Impairment provision	—	—	(5,058)	—	—	—	—	—	(5,058)
	—	912	21,823	—	323	—	1,781	37	24,876

Note:
(1)	Excluding items in the course of collection from other banks of £1,170 million (2010 - £1,639 million; 2009 - £2,118 million).

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Asset quality continued
	Bank
2011	Cash and balances at central banks £m	Loans and advances to banks (1) £m	Loans and advances to customers £m	Settlement balances £m	Derivatives £m	Commitments £m	Contingent liabilities £m	Total £m
Total
AQ1	917	613	7,038	63	752	2,733	566	12,682
AQ2	—	457	1,952	2	165	534	236	3,346
AQ3	—	116	1,802	3	13	757	331	3,022
AQ4	—	86	6,263	4	203	4,837	507	11,900
AQ5	—	88	15,528	2	419	10,235	421	26,693
AQ6	—	10	12,751	1	255	6,938	226	20,181
AQ7	—	14	7,011	1	82	8,334	64	15,506
AQ8	—	6	3,670	—	45	2,477	18	6,216
AQ9	—	—	2,239	—	34	682	24	2,979
AQ10	—	2	107	2	89	497	17	714
Balances due from holding company and subsidiaries	—	104,345	7,069	—	1,755	125	—	113,294
Past due	—	—	1,868	—	—	—	—	1,868
Impaired	—	7	4,704	—	—	—	—	4,711
Impairment provision	—	(7)	(3,242)	—	—	—	—	(3,249)
	917	105,737	68,760	78	3,812	38,149	2,410	219,863
2010
AQ1	867	929	7,536	—	1,152	3,707	1,057	15,248
AQ2	—	17	682	—	33	1,094	115	1,941
AQ3	—	628	1,610	—	22	1,307	250	3,817
AQ4	—	19	6,475	—	49	4,425	348	11,316
AQ5	—	32	14,573	—	47	9,282	543	24,477
AQ6	—	4	15,924	—	37	9,680	389	26,034
AQ7	—	14	10,087	—	26	7,939	171	18,237
AQ8	—	7	4,838	—	34	4,169	45	9,093
AQ9	—	4	2,033	—	25	1,328	59	3,449
AQ10	—	5	1,533	—	71	577	35	2,221
Balances due from holding company and subsidiaries	—	92,354	8,698	—	748	69	—	101,869
Past due	—	—	2,367	—	—	—	—	2,367
Impaired	—	8	4,603	—	—	—	—	4,611
Impairment provision	—	(8)	(3,335)	—	—	—	—	(3,343)
	867	94,013	77,624	—	2,244	43,577	3,012	221,337
2009
AQ1	906	830	4,843	—	221	5,491	889	13,180
AQ2	—	—	507	—	93	677	179	1,456
AQ3	—	374	1,423	—	40	1,637	350	3,824
AQ4	—	38	5,797	—	184	4,765	570	11,354
AQ5	—	5	19,012	—	338	10,705	638	30,698
AQ6	—	2	16,827	—	255	9,172	376	26,632
AQ7	—	—	10,229	—	106	8,185	120	18,640
AQ8	—	—	6,122	—	32	4,702	22	10,878
AQ9	—	—	1,898	—	15	1,284	20	3,217
AQ10	—	33	2,155	—	57	586	19	2,850
Balances due from holding company and subsidiaries	—	78,269	14,710	—	1,559	41	—	94,579
Past due	—	—	3,775	—	—	—	—	3,775
Impaired	—	8	4,362	—	—	—	—	4,370
Impairment provision	—	(8)	(3,104)	—	—	—	—	(3,112)
	906	79,551	88,556	—	2,900	47,245	3,183	222,341
For the note relating to this table refer to page 66.

	Bank
	Cash and balances at central banks £m	Loans and advances to banks (1) £m	Loans and advances to customers £m		Derivatives £m	Commitments £m	Contingent liabilities £m	Total £m
2011				Settlement balances £m
Core
AQ1	917	613	4,297	63	709	2,228	552	9,379
AQ2	—	457	1,780	2	161	498	236	3,134
AQ3	—	116	1,616	3	13	692	328	2,768
AQ4	—	86	6,050	4	177	4,828	506	11,651
AQ5	—	88	14,699	2	411	10,203	420	25,823
AQ6	—	10	11,581	1	239	6,892	226	18,949
AQ7	—	14	6,359	1	78	8,294	64	14,810
AQ8	—	6	3,255	—	45	2,469	18	5,793
AQ9	—	—	1,570	—	21	667	24	2,282
AQ10	—	2	107	2	66	434	17	628
Balances due from holding company and subsidiaries	—	104,345	7,062	—	1,682	125	—	113,214
Past due	—	—	1,383	—	—	—	—	1,383
Impaired	—	7	3,488	—	—	—	—	3,495
Impairment provision	—	(7)	(2,557)	—	—	—	—	(2,564)
	917	105,737	60,690	78	3,602	37,330	2,391	210,745

2010
AQ1	867	929	4,090	—	1,066	3,415	1,027	11,394
AQ2	—	17	601	—	33	1,080	115	1,846
AQ3	—	628	1,346	—	22	1,261	247	3,504
AQ4	—	19	6,263	—	46	4,233	348	10,909
AQ5	—	32	13,493	—	42	8,933	539	23,039
AQ6	—	4	14,476	—	36	9,381	389	24,286
AQ7	—	14	8,815	—	25	7,816	171	16,841
AQ8	—	7	4,194	—	31	4,125	45	8,402
AQ9	—	4	1,584	—	23	1,303	59	2,973
AQ10	—	5	984	—	50	534	35	1,608
Balances due from holding company and subsidiaries	—	92,354	8,671	—	746	69	—	101,840
Past due	—	—	1,770	—	—	—	—	1,770
Impaired	—	8	3,384	—	—	—	—	3,392
Impairment provision	—	(8)	(2,622)	—	—	—	—	(2,630)
	867	94,013	67,049	—	2,120	42,150	2,975	209,174

For the note to this table refer to page 66.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Asset quality continued

	Bank
	Cash and balances at central banks £m	Loans and advances to banks (1) £m	Loans and advances to customers £m	Derivatives £m	Commitments £m	Contingent liabilities £m	Total £m
2011
Non-Core
AQ1	—	—	2,741	43	505	14	3,303
AQ2	—	—	172	4	36	—	212
AQ3	—	—	186	—	65	3	254
AQ4	—	—	213	26	9	1	249
AQ5	—	—	829	8	32	1	870
AQ6	—	—	1,170	16	46	—	1,232
AQ7	—	—	652	4	40	—	696
AQ8	—	—	415	—	8	—	423
AQ9	—	—	669	13	15	—	697
AQ10	—	—	—	23	63	—	86
Balances due from holding company and subsidiaries	—	—	7	73	—	—	80
Past due	—	—	485	—	—	—	485
Impaired	—	—	1,216	—	—	—	1,216
Impairment provision	—	—	(685)	—	—	—	(685)
	—	—	8,070	210	819	19	9,118

2010
AQ1	—	—	3,446	86	292	30	3,854
AQ2	—	—	81	—	14	—	95
AQ3	—	—	264	—	46	3	313
AQ4	—	—	212	3	192	—	407
AQ5	—	—	1,080	5	349	4	1,438
AQ6	—	—	1,448	1	299	—	1,748
AQ7	—	—	1,272	1	123	—	1,396
AQ8	—	—	644	3	44	—	691
AQ9	—	—	449	2	25	—	476
AQ10	—	—	549	21	43	—	613
Balances due from holding company and subsidiaries	—	—	27	2	—	—	29
Past due	—	—	597	—	—	—	597
Impaired	—	—	1,219	—	—	—	1,219
Impairment provision	—	—	(713)	—	—	—	(713)
	—	—	10,575	124	1,427	37	12,163
Note:
(1)	Excluding items in the course of collection from other banks of £1,007 million (2010 - £1,433 million; 2009 - £1,881 million).

Debt securities
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of S&P, Moody’s and Fitch.

	NatWest Group
	Central and local government			Banks £m	Other financial institutions £m	Corporate £m	Total £m	% of total (2)	Of which ABS (3) £m
2011	UK £m	US £m	Other (1) £m
AAA	5	32	399	279	426	5	1,146	3	477
AA to AA+	—	17,226	8	31	15,535	19	32,819	88	15,357
A to AA-	—	—	85	280	125	130	620	2	101
BBB to A-	—	—	5	225	271	389	890	2	250
Non-investment grade	—	—	3	17	772	303	1,095	3	725
Unrated	—	3	—	37	480	111	631	2	447
	5	17,261	500	869	17,609	957	37,201	100	17,357
Issued by RBS Group companies	—	—	—	115	3,689	—	3,804		3,689
	5	17,261	500	984	21,298	957	41,005		21,046

2010
AAA	1	14,153	792	252	15,632	33	30,863	85	15,222
AA to AA+	—	—	453	83	178	74	788	2	160
A to AA-	—	—	6	216	268	259	749	2	201
BBB- to A-	—	—	88	55	491	1,054	1,688	5	397
Non-investment grade	—	—	35	6	1,305	375	1,721	5	1,218
Unrated	—	—	4	11	340	92	447	1	285
	1	14,153	1,378	623	18,214	1,887	36,256	100	17,483
Issued by RBS Group companies	—	—	—	—	3,238	—	3,238		3,238
	1	14,153	1,378	623	21,452	1,887	39,494		20,721

2009
AAA	1	10,937	1,393	549	16,502	65	29,447	90	14,493
AA to AA+	—	—	171	98	273	75	617	2	134
A to AA-	—	—	1	203	220	124	548	2	127
BBB- to A-	—	—	18	49	364	463	894	3	167
Non-investment grade	—	—	23	5	687	331	1,046	3	610
Unrated	—	—	6	—	24	49	79	—	15
	1	10,937	1,612	904	18,070	1,107	32,631	100	15,546
Issued by RBS Group companies	—	—	—	—	2,158	—	2,158		2,158
	1	10,937	1,612	904	20,228	1,107	34,789		17,704

For the notes to this table refer to page 68.

Key point
•	The decrease in AAA rated debt securities relates to the downgrading of US government and agencies to AA+ by S&P during the year.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Debt securities continued
	Bank
	Financial institutions	Corporate	Total	Of which ABS (3)
2011	£m	£m	£m	£m
A to AA-	—	2	2	—
Issued by RBS Group companies	3,689	—	3,689	3,689
	3,689	2	3,691	3,689

2010
A to AA-	3	—	3	—
Issued by RBS Group companies	3,238	—	3,238	3,238
	3,241	—	3,241	3,238

2009
A to AA-	5	—	5	—
Issued by RBS Group companies	2,158	—	2,158	2,158
	2,163	—	2,163	2,158
Notes:
(1)	Includes £0.3 billion and £0.1 billion of AFS debt securities relating to Switzerland and Japan respectively at 31 December 2011.

(2)	Percentage calculated before balances with RBS Group companies.

(3)	Asset-backed securities.

The table below analyses debt securities by issuer and measurement classification. The categorisation of debt securities has been revised to include asset-backed securities (ABS) by class of issuer. The main changes are to US central and local government which includes US federal agencies, and financial institutions which now includes US government sponsored agencies and securitisation entities. 2010 and 2009 data are presented on the revised basis.

NatWest Group
	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
2011	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	17,261	11	853	17,543	853	36,521	17,251
Designated as at fair value through profit or loss	1	—	—	4	2,030	8	2,043	2,031
Available-for-sale	—	—	489	127	65	96	777	104
Loans and receivables	4	—	—	—	1,660	—	1,664	1,660
	5	17,261	500	984	21,298	957	41,005	21,046

Total of which US agencies	—	2,001	—	—	15,362	—	17,363	15,243

Available-for-sale
Gross unrealised gains	—	—	9	1	—	2	12	—
Gross unrealised losses	—	—	—	(5)	(2)	(1)	(8)	(2)

2010
Held-for-trading	—	14,153	119	352	18,136	1,808	34,568	17,361
Designated as at fair value through profit or loss	1	—	1	3	1,546	7	1,558	1,546
Available-for-sale	—	—	1,258	268	77	69	1,672	121
Loans and receivables	—	—	—	—	1,693	3	1,696	1,693
	1	14,153	1,378	623	21,452	1,887	39,494	20,721

Total of which US agencies	—	2,450	—	—	14,585	—	17,035	14,215

Available-for-sale
Gross unrealised gains	—	—	15	7	1	1	24	2
Gross unrealised losses	—	—	—	(12)	(2)	—	(14)	(2)

NatWest Group
	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
2009	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	10,937	48	487	17,987	1,071	30,530	15,416
Designated as at fair value through profit or loss	1	—	—	3	1	8	13	1
Available-for-sale	—	—	1,564	414	81	28	2,087	128
Loans and receivables	—	—	—	—	2,159	—	2,159	2,159
	1	10,937	1,612	904	20,228	1,107	34,789	17,704

Total of which US agencies	—	2,630	—	—	15,564	—	18,194	13,879

Available-for-sale
Gross unrealised gains	—	—	16	5	—	1	22	2
Gross unrealised losses	—	—	—	(5)	(2)	—	(7)	—

Non-investment grade and unrated ABS
The table below summarises the carrying values of NatWest Group’s ABS rated as non-investment grade and those not publically rated, all of which have been classified as held-for-trading.

	Non-investment grade			Not publicly rated
	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
RMBS: prime	201	250	94	146	197	—
RMBS: non-conforming	136	299	219	28	52	—
RMBS: sub-prime	208	418	263	53	36	13
CMBS	154	139	25	10	—	—
CDOs	—	15	1	26	—	—
CLOs	8	—	—	184	—	2
Other ABS	18	97	8	—	—	—
	725	1,218	610	447	285	15
Derivatives
The following table shows the notional amounts and fair values of NatWest Group’s derivatives.

					NatWest Group
		2011			2010			2009
	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Interest rate	312	2,357	775	300	1,661	289	248	1,651	198
Exchange rate	7	347	183	10	398	191	8	352	169
Credit derivatives	—	—	—	—	—	6	—	7	—
Equity and commodity	2	41	15	2	38	11	1	31	6
		2,745	973		2,097	497		2,041	373
Balances with holding company and fellow subsidiaries	192	2,452	5,119	234	1,363	3,058	355	2,429	3,941
		5,197	6,092		3,460	3,555		4,470	4,314

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Derivatives continued
NatWest Group’s third party derivative assets by internal asset quality rating and residual maturity are analysed below. Master netting agreements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in NatWest Group’s balance sheet under IFRS.

	2011						2010
	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m	2009 Total £m
AQ1	142	18	24	155	668	1,007	152	19	18	368	839	1,396	719
AQ2	7	—	6	8	158	179	19	8	—	8	32	67	103
AQ3	16	1	5	4	39	65	6	1	3	8	15	33	50
AQ4	15	6	44	65	126	256	10	6	10	26	3	55	199
AQ5	39	4	9	152	275	479	21	8	32	9	55	125	390
AQ6	14	3	9	94	152	272	17	5	9	45	50	126	293
AQ7	2	1	2	28	79	112	2	1	4	24	1	32	125
AQ8	1	—	8	28	96	133	—	1	3	23	28	55	51
AQ9	—	2	1	49	87	139	—	—	3	16	78	97	22
AQ10	—	1	2	23	77	103	1	1	12	32	65	111	89
	236	36	110	606	1,757	2,745	228	50	94	559	1,166	2,097	2,041
Counterparty mtm netting						(78)						(89)	(46)
Net exposure						2,667						2,008	1,995

The tables below analyse NatWest Group’s third party derivative assets by contract type and residual maturity and the effect of position netting.

	NatWest Group
Contract type	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Gross assets £m	Counterparty mtm netting £m	Net exposure £m
2011
Exchange rate	42	19	35	55	196	347	—	347
Interest rate	189	8	69	543	1,548	2,357	(78)	2,279
Equity and commodity	5	9	6	8	13	41	—	41
	236	36	110	606	1,757	2,745	(78)	2,667
2010
Exchange rate	52	23	46	69	208	398	—	398
Interest rate	169	20	44	471	957	1,661	(89)	1,572
Equity and commodity	7	7	4	19	1	38	—	38
	228	50	94	559	1,166	2,097	(89)	2,008
2009
Exchange rate	70	23	29	123	107	352	—	352
Interest rate	218	14	39	551	829	1,651	(46)	1,605
Credit derivatives	—	—	—	7	—	7	—	7
Equity and commodity	3	5	6	15	2	31	—	31
	291	42	74	696	938	2,041	(46)	1,995

Risk elements in lending, provisions and reserves
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is recognised. This category is used for fully collateralised non revolving credit facilities.

	NatWest Group
	2011			2010			2009
	Core	Non-Core	Total	Core	Non-Core	Total	Total
	£m	£m	£m	£m	£m	£m	£m
Impaired loans
- UK	4,161	3,741	7,902	3,794	3,554	7,348	6,496
- overseas	4,677	8,966	13,643	3,182	7,405	10,587	6,419
	8,838	12,707	21,545	6,976	10,959	17,935	12,915

Accruing loans past due 90 days or more
- UK	591	448	1,039	701	633	1,334	1,236
- overseas	229	29	258	135	168	303	434
	820	477	1,297	836	801	1,637	1,670
Total REIL	9,658	13,184	22,842	7,812	11,760	19,572	14,585

REIL as a % of gross loans and advances (1)	9.0%	57.3%	17.5%	6.9%	44.5%	14.0%	10.0%
Closing provision for impairment as a % of total REIL (1)	55%	53%	54%	56%	43%	48%	39%

Note:
(1)	Excludes reverse repos.

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.
	2011 £m	2010 £m	2009 £m
Potential problem loans	139	134	150

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Movement in REIL
The table below details the movement in REIL for the year ended 31 December 2011.
	NatWest Group
	Impaired loans			Other loans (1)			Total
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	6,976	10,959	17,935	836	801	1,637	7,812	11,760	19,572
Currency translation and other adjustments	(284)	(194)	(478)	35	(45)	(10)	(249)	(239)	(488)
Additions	4,696	3,177	7,873	1,541	667	2,208	6,237	3,844	10,081
Transfers	327	148	475	(285)	(134)	(419)	42	14	56
Disposals and restructurings	(77)	(43)	(120)	—	—	—	(77)	(43)	(120)
Repayments	(1,757)	(1,055)	(2,812)	(1,307)	(812)	(2,119)	(3,064)	(1,867)	(4,931)
Amounts written-off	(1,043)	(285)	(1,328)	—	—	—	(1,043)	(285)	(1,328)
At 31 December 2011	8,838	12,707	21,545	820	477	1,297	9,658	13,184	22,842

Note:
(1)	Accruing loans past due 90 days or more (refer to table below).

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.
	NatWest Group
	2011			2010			2009 Total
	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m
Past due 1-29 days	1,905	49	1,954	2,436	119	2,555	2,465
Past due 30-59 days	753	50	803	839	206	1,045	1,010
Past due 60-89 days	582	55	637	449	165	614	1,387
Past due 90 days or more	820	477	1,297	836	801	1,637	1,670
	4,060	631	4,691	4,560	1,291	5,851	6,532

Financial review continued

REIL by division
The tables below analyse loans and advances (excluding reverse repos) and related REIL, provisions, impairments, amounts written-off and coverage ratios by division.

	NatWest Group
2011	Gross loans to banks £m	Gross loans to customers £m	REIL £m	Provisions £m	Provisions as % of REIL %	REIL as a % of customer loans %	Impairment charge £m	Amounts written-off £m
UK Retail	456	11,052	1,794	1,576	88	16.2	417	496
UK Corporate	498	42,070	2,231	959	43	5.3	404	356
Wealth	2,404	13,178	86	39	45	0.7	11	7
Global Transaction Services	1,408	3,760	19	19	100	0.5	6	60
Ulster Bank	2,078	34,012	5,523	2,749	50	16.2	1,384	124
Retail & Commercial	6,844	104,072	9,653	5,342	55	9.3	2,222	1,043
Global Banking & Markets	376	2,544	5	10	200	0.2	(9)	—
Other	(15)	2	—	—	—	—	—	—
Core	7,205	106,618	9,658	5,352	55	9.1	2,213	1,043
Non-Core	28	23,332	13,184	6,995	53	56.5	2,564	285
Total third-party	7,233	129,950	22,842	12,347	54	17.6	4,777	1,328
Amounts due from holding company and fellow subsidiaries	151,447	7,904	—	—	—	—	—	—
	158,680	137,854	22,842	12,347	54	16.6	4,777	1,328

2010
UK Retail	316	12,417	1,888	1,659	88	15.2	648	663
UK Corporate	24	44,448	2,130	927	44	4.8	431	154
Wealth	2,197	12,280	81	35	43	0.7	6	4
Global Transaction Services	1,253	4,643	73	74	101	1.6	5	11
Ulster Bank	2,928	36,838	3,619	1,633	45	9.8	1,161	48
Retail & Commercial	6,718	110,626	7,791	4,328	56	7.0	2,251	880
Global Banking & Markets	1,826	2,116	21	24	114	1.0	(1)	—
Other	(16)	(394)	—	—	—	—	—	—
Core	8,528	112,348	7,812	4,352	56	7.0	2,250	880
Non-Core	24	26,850	11,760	5,057	43	43.8	2,889	209
Total third-party	8,552	139,198	19,572	9,409	48	14.1	5,139	1,089
Amounts due from holding company and fellow subsidiaries	138,404	9,305	—	—	—	—	—	—
	146,956	148,503	19,572	9,409	48	13.2	5,139	1,089

2009
UK Retail	414	13,672	1,992	1,661	83	14.6	986	699
UK Corporate	25	44,779	1,177	606	51	2.6	485	182
Wealth	1,829	9,962	84	32	38	0.8	12	8
Global Transaction Services	895	3,897	80	79	99	2.1	6	5
Ulster Bank	2,637	39,688	2,260	962	43	5.7	649	34
Retail & Commercial	5,800	111,998	5,593	3,340	60	5.0	2,138	928
Global Banking & Markets	2,260	1,862	26	25	96	1.4	4	1
Other	(9)	(373)	—	—	—	—	—	—
Core	8,051	113,487	5,619	3,365	60	5.0	2,142	929
Non-Core	42	32,370	8,966	2,309	26	27.7	1,973	242
Total third-party	8,093	145,857	14,585	5,674	39	10.0	4,115	1,171
Amounts due from holding company and fellow subsidiaries	117,859	14,295	—	—	—	—	—	—
	125,952	160,152	14,585	5,674	39	9.1	4,115	1,171

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Loans, REIL and impairments by sector and geographical region
The tables below analyse gross loans and advances (excluding reverse repos) and related REIL, provisions, impairment charges and amounts written-off, by sector and geographical region (by location of office).

	NatWest Group
2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Total
Central and local government	1,933	—	—	—	—	—	—	—
Finance
- banks	7,233	9	9	0.1	100	0.1	—	—
- others	3,359	93	40	2.8	43	1.2	31	23
Residential mortgages	25,723	2,199	681	8.5	31	2.6	447	12
Personal lending	18,045	2,062	1,698	11.4	82	9.4	449	532
Property	38,364	13,277	6,435	34.6	48	16.8	2,905	146
Construction	4,416	1,018	472	23.1	46	10.7	(27)	165
Manufacturing	4,951	296	169	6.0	57	3.4	120	143
Service industries and business activities
- retail, wholesale and repairs	8,551	792	408	9.3	52	4.8	169	81
- transport and storage	1,981	62	33	3.1	53	1.7	4	13
- health, education and recreation	7,281	480	195	6.6	41	2.7	72	26
- hotels and restaurants	4,285	1,213	565	28.3	47	13.2	301	56
- utilities	1,436	7	1	0.5	14	0.1	2	2
- other	6,488	1,187	675	18.3	57	10.4	530	111
Agriculture, forestry and fishing	2,809	125	53	4.4	42	1.9	(14)	18
Finance leases and instalment credit	80	22	12	27.5	55	15.0	2	—
Interest accruals	248	—	—	—	—	—	—	—
Latent	—	—	901				(214)	—
Total third-party	137,183	22,842	12,347	16.7	54	9.0	4,777	1,328
Amounts due from holding company and fellow subsidiaries	159,351	—	—	—	—	—	—	—
	296,534	22,842	12,347	7.7	54	4.2	4,777	1,328
of which:
UK
- residential mortgages	7,292	78	17	1.1	22	0.2	10	2
- personal lending	14,545	1,921	1,575	13.2	82	10.8	457	510
- property	24,677	4,402	1,940	17.8	44	7.9	1,043	116
- other	40,343	2,540	1,571	6.3	62	3.9	315	485
Europe
- residential mortgages	18,168	2,121	664	11.7	31	3.7	437	10
- personal lending	1,994	140	122	7.0	87	6.1	(8)	22
- property	13,522	8,875	4,495	65.6	51	33.2	1,862	30
- other	12,158	2,764	1,962	22.7	71	16.1	669	153
US	1,968	—	—	—	—	—	(8)	—
RoW	2,516	1	1	—	100	—	—	—
Total third-party	137,183	22,842	12,347	16.7	54	9.0	4,777	1,328
Amounts due from holding company and fellow subsidiaries	159,351	—	—	—	—	—	—	—
	296,534	22,842	12,347	7.7	54	4.2	4,777	1,328

	NatWest Group
2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Total
Central and local government	1,939	—	—	—	—	—	—	—
Finance
- banks	8,545	9	9	0.1	100	0.1	—	—
- others	3,145	103	30	3.3	29	1.0	20	4
Residential mortgages	26,189	1,575	289	6.0	18	1.1	226	7
Personal lending	19,262	2,238	1,790	11.6	80	9.3	731	703
Property	40,733	10,471	4,004	25.7	38	9.8	2,667	102
Construction	5,318	1,808	676	34.0	37	12.7	402	50
Manufacturing	6,326	433	203	6.8	47	3.2	131	41
Service industries and business activities
- retail, wholesale and repairs	9,419	723	339	7.7	47	3.6	197	50
- transport and storage	2,432	71	43	2.9	61	1.8	16	9
- health, education and recreation	8,010	509	157	6.4	31	2.0	86	26
- hotels and restaurants	4,650	878	355	18.9	40	7.6	199	58
- utilities	1,818	4	2	0.2	50	0.1	1	—
- other	6,580	597	289	9.1	48	4.4	158	35
Agriculture, forestry and fishing	2,925	133	80	4.5	60	2.7	28	4
Finance leases and instalment credit	105	20	10	19.0	50	9.5	—	—
Interest accruals	354	—	—	—	—	—	—	—
Latent	—	—	1,133	—	—	—	277	—
Total third-party	147,750	19,572	9,409	13.2	48	6.4	5,139	1,089
Amounts due from holding company and fellow subsidiaries	147,709	—	—	—	—	—	—	—
	295,459	19,572	9,409	6.6	48	3.2	5,139	1,089
of which:
UK
- residential mortgages	6,601	70	11	1.1	16	0.2	7	1
- personal lending	15,549	2,034	1,636	13.1	80	10.5	688	684
- property	26,400	3,756	1,074	14.2	29	4.1	586	101
- other	46,434	2,822	1,768	6.1	63	3.8	609	265
Europe
- residential mortgages	19,323	1,505	280	7.8	19	1.4	219	6
- personal lending	2,264	202	165	8.9	82	7.3	43	19
- property	14,057	6,715	2,930	47.8	44	20.8	2,081	1
- other	13,572	2,458	1,535	18.1	62	11.3	906	12
US	1,523	8	8	0.5	100	0.5	—	—
RoW	2,027	2	2	0.1	100	0.1	—	—
Total third-party	147,750	19,572	9,409	13.2	48	6.4	5,139	1,089
Amounts due from holding company and fellow subsidiaries	147,709	—	—	—	—	—	—	—
	295,459	19,572	9,409	6.6	48	3.2	5,139	1,089

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Loans, REIL and impairments by sector and geographical region continued

	NatWest Group
2009	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Total
Central and local government	1,935	—	—	—	—	—	—	—
Finance
- banks	8,085	9	9	0.1	100	0.1	7	—
- others	3,473	52	16	1.5	31	0.5	15	7
Residential mortgages	26,393	909	116	3.4	13	0.4	87	3
Personal lending	19,932	2,316	1,751	11.6	76	8.8	1,088	736
Property	42,160	7,570	1,592	18.0	21	3.8	1,424	47
Construction	6,710	1,270	352	18.9	28	5.2	284	130
Manufacturing	7,217	316	143	4.4	45	2.0	97	32
Service industries and business activities	34,408	2,009	766	5.8	38	2.2	506	213
Agriculture, forestry and fishing	3,067	114	58	3.7	51	1.9	19	3
Finance leases and instalment credit	257	20	11	7.8	55	4.3	—	—
Interest accruals	313	—	—	—	—	—	—	—
Latent	—	—	860	—	—	—	588	—
Total third-party	153,950	14,585	5,674	9.5	39	3.7	4,115	1,171
Amounts due from holding company and fellow subsidiaries	132,154	—	—	—	—	—	—	—
	286,104	14,585	5,674	5.1	39	2.0	4,115	1,171
of which:
UK	97,603	7,733	3,729	7.9	48	3.8	2,655	1,148
Europe	52,788	6,836	1,935	12.9	28	3.7	1,452	23
US	1,512	13	8	0.9	62	0.5	7	—
RoW	2,047	3	2	0.1	67	0.1	1	—
Total third-party	153,950	14,585	5,674	9.5	39	3.7	4,115	1,171
Amounts due from holding company and fellow subsidiaries	132,154	—	—	—	—	—	—	—
	286,104	14,585	5,674	5.1	39	2.0	4,115	1,171

	NatWest Group
2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Core
Central and local government	1,931	—	—	—	—	—	—	—
Finance
- banks	7,205	9	9	0.1	100	0.1	—	—
- others	3,205	51	20	1.6	39	0.6	23	21
Residential mortgages	25,717	2,199	681	8.6	31	2.6	447	12
Personal lending	17,926	2,055	1,695	11.5	82	9.5	446	529
Property	19,063	2,099	658	11.0	31	3.5	267	38
Construction	3,367	431	177	12.8	41	5.3	120	113
Manufacturing	4,707	189	100	4.0	53	2.1	72	83
Service industries and business activities
- retail, wholesale and repairs	8,040	476	232	5.9	49	2.9	153	70
- transport and storage	1,892	44	23	2.3	52	1.2	7	9
- health, education and recreation	6,925	350	130	5.1	37	1.9	69	20
- hotels and restaurants	3,741	802	326	21.4	41	8.7	183	39
- utilities	1,398	7	1	0.5	14	0.1	—	—
- other	5,755	863	525	15.0	61	9.1	468	104
Agriculture, forestry and fishing	2,703	78	32	2.9	41	1.2	(15)	5
Finance leases and instalment credit	27	5	2	18.5	40	7.4	1	—
Interest accruals	221	—	—	—	—	—	—	—
Latent	—	—	741	—	—	—	(28)	—
Total third-party	113,823	9,658	5,352	8.5	55	4.7	2,213	1,043
Amounts due from holding company and fellow subsidiaries	159,313	—	—	—	—	—	—	—
	273,136	9,658	5,352	3.5	55	2.0	2,213	1,043
of which:
UK
- residential mortgages	7,292	78	17	1.1	22	0.2	10	2
- personal lending	14,531	1,914	1,572	13.2	82	10.8	454	507
- property	14,844	1,079	298	7.3	28	2.0	122	38
- other	38,182	1,681	1,056	4.4	63	2.8	396	329
Europe
- residential mortgages	18,162	2,121	664	11.7	31	3.7	437	10
- personal lending	1,889	140	122	7.4	87	6.5	(8)	22
- property	4,207	1,020	360	24.2	35	8.6	145	—
- other	10,693	1,624	1,262	15.2	78	11.8	665	135
US	1,507	—	—	—	—	—	(8)	—
RoW	2,516	1	1	—	100	—	—	—
Total third-party	113,823	9,658	5,352	8.5	55	4.7	2,213	1,043
Amounts due from holding company and fellow subsidiaries	159,313	—	—	—	—	—	—	—
	273,136	9,658	5,352	3.5	55	2.0	2,213	1,043

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Loans, REIL and impairments by sector and geographical region continued

	NatWest Group
2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Core
Central and local government	1,926	—	—	—	—	—	—	—
Finance
- banks	8,522	9	9	0.1	100	0.1	—	—
- others	2,605	69	18	2.6	26	0.7	14	4
Residential mortgages	26,181	1,575	289	6.0	18	1.1	191	7
Personal lending	19,146	2,230	1,787	11.6	80	9.3	729	700
Property	19,567	1,537	462	7.9	30	2.4	433	23
Construction	3,834	436	172	11.4	39	4.5	156	17
Manufacturing	5,986	258	121	4.3	47	2.0	94	15
Service industries and business activities
- retail, wholesale and repairs	8,820	384	161	4.4	42	1.8	150	44
- transport and storage	1,982	44	27	2.2	61	1.4	12	7
- health, education and recreation	7,596	308	86	4.1	28	1.1	63	13
- hotels and restaurants	4,034	544	206	13.5	38	5.1	128	18
- utilities	1,815	4	2	0.2	50	0.1	1	—
- other	5,769	333	191	5.8	57	3.3	100	28
Agriculture, forestry and fishing	2,819	80	47	2.8	59	1.7	22	4
Finance leases and instalment credit	16	1	1	6.3	100	6.3	—	—
Interest accruals	258	—	—	—	—	—	—	—
Latent	—	—	773	—	—	—	157	—
Total third-party	120,876	7,812	4,352	6.5	56	3.6	2,250	880
Amounts due from holding company and fellow subsidiaries	146,790	—	—	—	—	—	—	—
	267,666	7,812	4,352	2.9	56	1.6	2,250	880
of which:
UK
- residential mortgages	6,601	70	11	1.1	16	0.2	7	1
- personal lending	15,541	2,027	1,633	13.0	81	10.5	686	681
- property	14,935	990	229	6.6	23	1.5	193	22
- other	42,889	1,408	998	3.3	71	2.3	352	138
Europe
- residential mortgages	19,315	1,505	280	7.8	19	1.4	184	6
- personal lending	2,156	201	164	9.3	82	7.6	43	19
- property	4,496	547	233	12.2	43	5.2	240	1
- other	11,860	1,054	794	8.9	75	6.7	545	12
US	1,056	8	8	0.8	100	0.8	—	—
RoW	2,027	2	2	0.1	100	0.1	—	—
Total third-party	120,876	7,812	4,352	6.5	56	3.6	2,250	880
Amounts due from holding company and fellow subsidiaries	146,790	—	—	—	—	—	—	—
	267,666	7,812	4,352	2.9	56	1.6	2,250	880

	NatWest Group
2009	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	1,908	—	—	—	—	—	—	—
Finance
- banks	8,043	9	9	0.1	100	0.1	7	—
- others	2,729	16	10	0.6	63	0.4	—	2
Residential mortgages	20,273	583	79	2.9	14	0.4	55	3
Personal lending	19,354	2,304	1,746	11.9	76	9.0	1,088	735
Property	25,469	1,185	296	4.7	25	1.2	254	12
Construction	4,463	275	81	6.2	29	1.8	26	14
Manufacturing	6,436	126	55	2.0	44	0.9	24	8
Service industries and business activities	29,929	1,050	363	3.5	35	1.2	231	153
Agriculture, forestry and fishing	2,634	71	34	2.7	48	1.3	17	2
Finance leases and instalment credit	46	—	—	—	—	—	—	—
Interest accruals	254	—	—	—	—	—	—	—
Latent	—	—	692	—	—	—	440	—
Total third-party	121,538	5,619	3,365	4.6	60	2.8	2,142	929
Amounts due from holding company and fellow subsidiaries	124,926	—	—	—	—	—	—	—
	246,464	5,619	3,365	2.3	60	1.4	2,142	929
of which:
UK	79,029	3,563	2,511	4.5	70	3.2	1,615	910
Europe	39,441	2,040	844	5.2	41	2.1	526	19
US	1,021	13	8	1.3	62	0.8	—	—
RoW	2,047	3	2	0.1	67	0.1	1	—
Total third-party	121,538	5,619	3,365	4.6	60	2.8	2,142	929
Amounts due from holding company and fellow subsidiaries	124,926	—	—	—	—	—	—	—
	246,464	5,619	3,365	2.3	60	1.4	2,142	929

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Loans, REIL and impairments by sector and geographical region continued

	NatWest Group
2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Non-Core
Central and local government	2	—	—	—	—	—	—	—
Finance
- banks	28	—	—	—	—	—	—	—
- others	154	42	20	27.3	48	13.0	8	2
Residential mortgages	6	—	—	—	—	—	—	—
Personal lending	119	7	3	5.9	43	2.5	3	3
Property	19,301	11,178	5,777	57.9	52	29.9	2,638	108
Construction	1,049	587	295	56.0	50	28.1	(147)	52
Manufacturing	244	107	69	43.9	64	28.3	48	60
Service industries and business activities
- retail, wholesale and repairs	511	316	176	61.8	56	34.4	16	11
- transport and storage	89	18	10	20.2	56	11.2	(3)	4
- health, education and recreation	356	130	65	36.5	50	18.3	3	6
- hotels and restaurants	544	411	239	75.6	58	43.9	118	17
- utilities	38	—	—	—	—	—	2	2
- other	733	324	150	44.2	46	20.5	62	7
Agriculture, forestry and fishing	106	47	21	44.3	45	19.8	1	13
Finance leases and instalment credit	53	17	10	32.1	59	18.9	1	—
Interest accrual	27	—	—	—	—	—	—	—
Latent	—	—	160	—	—	—	(186)	—
Total third-party	23,360	13,184	6,995	56.4	53	29.9	2,564	285
Amounts due from holding company and fellow subsidiaries	38	—	—	—	—	—	—	—
	23,398	13,184	6,995	56.3	53	29.9	2,564	285
of which:
UK
- personal lending	14	7	3	50.0	43	21.4	3	3
- property	9,833	3,323	1,642	33.8	49	16.7	921	78
- other	2,161	859	515	39.8	60	23.8	(81)	156
Europe
- residential mortgages	6	—	—	—	—	—	—	—
- personal lending	105	—	—	—	—	—	—	—
- property	9,315	7,855	4,135	84.3	53	44.4	1,717	30
- other	1,465	1,140	700	77.8	61	47.8	4	18
US	461	—	—	—	—	—	—	—
Total third-party	23,360	13,184	6,995	56.4	53	29.9	2,564	285
Amounts due from holding company and fellow subsidiaries	38	—	—	—	—	—	—	—
	23,398	13,184	6,995	56.3	53	29.9	2,564	285

	NatWest Group
2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Non-Core
Central and local government	13	—	—	—	—	—	—	—
Finance
- banks	23	—	—	—	—	—	—	—
- others	540	34	12	6.3	35	2.2	6	—
Residential mortgages	8	—	—	—	—	—	35	—
Personal lending	116	8	3	6.9	38	2.6	2	3
Property	21,166	8,934	3,542	42.2	40	16.7	2,234	79
Construction	1,484	1,372	504	92.5	37	34.0	246	33
Manufacturing	340	175	82	51.5	47	24.1	37	26
Service industries and business activities
- retail, wholesale and repairs	599	339	178	56.6	53	29.7	47	6
- transport and storage	450	27	16	6.0	59	3.6	4	2
- health, education and recreation	414	201	71	48.6	35	17.1	23	13
- hotels and restaurants	616	334	149	54.2	45	24.2	71	40
- utilities	3	—	—	—	—	—	—	—
- other	811	264	98	32.6	37	12.1	58	7
Agriculture, forestry and fishing	106	53	33	50.0	62	31.1	6	—
Finance leases and instalment credit	89	19	9	21.3	47	10.1	—	—
Interest accrual	96	—	—	—	—	—	—	—
Latent	—	—	360	—	—	—	120	—
Total third-party	26,874	11,760	5,057	43.8	43	18.8	2,889	209
Amounts due from holding company and fellow subsidiaries	919	—	—	—	—	—	—	—
	27,793	11,760	5,057	42.3	43	18.2	2,889	209
of which:
UK
- personal lending	8	7	3	87.5	43	37.5	2	3
- property	11,465	2,766	845	24.1	31	7.4	393	79
- other	3,545	1,414	770	39.9	54	21.7	257	127
Europe
- residential mortgages	8	—	—	—	—	—	35	—
- personal lending	108	1	1	0.9	100	0.9	—	—
- property	9,561	6,168	2,697	64.5	44	28.2	1,841	—
- other	1,712	1,404	741	82.0	53	43.3	361	—
US	467	—	—	—	—	—	—	—
Total third-party	26,874	11,760	5,057	43.8	43	18.8	2,889	209
Amounts due from holding company and fellow subsidiaries	919	—	—	—	—	—	—	—
	27,793	11,760	5,057	42.3	43	18.2	2,889	209

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Loans, REIL and impairments by sector and geographical region continued

	NatWest Group
2009	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	27	—	—	—	—	—	—	—
Finance - banks	42	—	—	—	—	—	—	—
- others	744	36	6	4.8	17	0.8	15	5
Residential mortgages	6,120	326	37	5.3	11	0.6	32	—
Personal lending	578	12	5	2.1	42	0.9	—	1
Property	16,691	6,385	1,296	38.3	20	7.8	1,170	35
Construction	2,247	995	271	44.3	27	12.1	258	116
Manufacturing	781	190	88	24.3	46	11.3	73	24
Service industries and business activities	4,479	959	403	21.4	42	9.0	275	60
Agriculture, forestry and fishing	433	43	24	9.9	56	5.5	2	1
Finance leases and instalment credit	211	20	11	9.5	55	5.2	—	—
Interest accruals	59	—	—	—	—	—	—	—
Latent	—	—	168	—	—	—	148	—
Total third-party	32,412	8,966	2,309	27.7	26	7.1	1,973	242
Amounts due from holding company and fellow subsidiaries	7,228	—	—	—	—	—	—	—
	39,640	8,966	2,309	22.6	26	5.8	1,973	242
of which:
UK	18,574	4,170	1,218	22.4	29	6.6	1,040	238
Europe	13,347	4,796	1,091	35.9	23	8.2	926	4
US	491	—	—	—	—	—	7	—
Total third-party	32,412	8,966	2,309	27.7	26	7.1	1,973	242
Amounts due from holding company and fellow subsidiaries	7,228	—	—	—	—	—	—	—
	39,640	8,966	2,309	22.6	26	5.8	1,973	242

Impairment loss provision methodology
A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

For retail loans, which are segmented into collective, homogenous portfolios, time-based measures, such as days past due, are typically used as evidence of impairment. For these portfolios, the RBS Group recognises an impairment at 90 days past due.

For corporate portfolios, given their complexity and nature, the RBS Group relies not only on time-based measures but also on management judgement to identify evidence of impairment. Other factors considered may include: significant financial difficulty of the borrower; a breach of contract; a loan restructuring; a probable bankruptcy; and any observable data indicating a measurable decrease in estimated future cash flows.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Impairment loss provision methodology continued
Depending on various factors as explained below, the RBS Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

•
Individually assessed provisions - provisions required for individually significant impaired assets are assessed on a case by case basis. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets.

This assessment takes into account the benefit of any guarantee or other collateral held. The value and timing of cash flow receipts are based on available estimates in conjunction with facts available at that time. Timings and amounts of cash flows are reviewed on subsequent assessment dates, as new information becomes available. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

•
Collectively assessed provisions - provisions on impaired credits below an agreed threshold are assessed on a portfolio basis to reflect the homogeneous nature of the assets. The Group segments impaired credits in its collectively assessed portfolios according to asset type, such as credit cards, personal loans, mortgages and smaller homogenous wholesale portfolios, such as business or commercial banking. A further distinction is made between those impaired assets in collections and those in recoveries (see pages 37 and 38 for a discussion of the collections and recoveries functions).

The provision is determined based on a quantitative review of the relevant portfolio, taking account of the level of arrears, the value of any security, historical and projected cash recovery trends over the recovery period. The provision also incorporates any adjustments that may be deemed appropriate given current economic and credit conditions. Such adjustments may be determined based on: a review of the current cash collections profile performance against historical trends; updates to metric inputs - including model recalibrations; and monitoring of operational processes used in managing exposures - including the time taken to process non-performing exposures.

•
Latent loss provisions - a separate approach is taken for provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date.

The RBS Group’s methodologies to estimate latent loss provisions reflect:
- the probability that the performing customer will default;
- historical loss experience, adjusted, where appropriate, given current economic and credit conditions; and
- the emergence period, defined as the period between an impairment event occurring and a loan being identified and   reported as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as the repayment terms and the duration of the loss mitigation and recovery processes. They are based on internal systems and processes within the particular portfolio and are reviewed regularly.

As with collectively assessed impaired portfolios, the Group segments its performing portfolio according to asset type.

Provisions and AFS reserves
The RBS Group's consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements.

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

The RBS Group reviews its portfolios of available-for-sale financial assets for evidence of impairment, which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the RBS Group’s available-for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

Movement in loan impairment provisions
The movement in impairment provisions by division is shown in the table below.

	NatWest Group
	UK Retail	UK Corporate	Wealth	GTS (1)	Ulster	Total R&C (2)	GBM (3)	Total Core	Non-Core	Group
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,659	927	35	74	1,633	4,328	24	4,352	5,057	9,409
Currency translation and other adjustments	3	—	1	(1)	(79)	(76)	(6)	(82)	(152)	(234)
Amounts written-off	(496)	(356)	(7)	(60)	(124)	(1,043)	—	(1,043)	(285)	(1,328)
Recoveries of amounts previously written-off	28	4	—	—	1	33	1	34	9	43
Charged to the income statement	417	404	11	6	1,384	2,222	(9)	2,213	2,564	4,777
Unwind of discount (4)	(35)	(20)	(1)	—	(66)	(122)	—	(122)	(198)	(320)
At 31 December	1,576	959	39	19	2,749	5,342	10	5,352	6,995	12,347

Individually assessed
- banks	—	—	2	7	—	9	—	9	—	9
- customers	—	322	32	—	991	1,345	4	1,349	6,505	7,854
Collectively assessed	1,487	473	—	11	1,282	3,253	—	3,253	330	3,583
Latent	89	164	5	1	476	735	6	741	160	901
	1,576	959	39	19	2,749	5,342	10	5,352	6,995	12,347

2010
At 1 January	1,661	606	32	79	962	3,340	25	3,365	2,309	5,674
Intra-group transfers	—	—	—	—	(351)	(351)	—	(351)	351	—
Currency translation and other adjustments	—	60	2	1	(22)	41	—	41	(93)	(52)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	(3)	(3)
Amounts written-off	(663)	(154)	(4)	(11)	(48)	(880)	—	(880)	(209)	(1,089)
Recoveries of amounts previously written-off	46	3	—	—	1	50	—	50	1	51
Charged to the income statement	648	431	6	5	1,161	2,251	(1)	2,250	2,889	5,139
Unwind of discount (4)	(33)	(19)	(1)	—	(70)	(123)	—	(123)	(188)	(311)
At 31 December	1,659	927	35	74	1,633	4,328	24	4,352	5,057	9,409

Individually assessed
- banks	—	—	2	7	—	9	—	9	—	9
- customers	—	263	29	56	502	850	18	868	4,379	5,247
Collectively assessed	1,547	412	—	10	733	2,702	—	2,702	318	3,020
Latent	112	252	4	1	398	767	6	773	360	1,133
	1,659	927	35	74	1,633	4,328	24	4,352	5,057	9,409

For the notes relating to this table refer to page 84.

Financial review continued

Risk management: Credit risk continued
Balance sheet analysis: Movement in loan impairment provisions continued

	NatWest Group
	UK Retail	UK Corporate	Wealth	GTS (1)	Ulster	Total R&C (2)	GBM (3)	Total Core	Non-Core	Group
2009	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,377	310	29	19	491	2,226	23	2,249	677	2,926
Currency translation and other adjustments	2	4	—	58	(109)	(45)	(3)	(48)	50	2
Amounts written-off	(699)	(182)	(8)	(5)	(34)	(928)	(1)	(929)	(242)	(1,171)
Recoveries of amounts previously written-off	41	3	—	1	1	46	2	48	—	48
Charged to the income statement	986	485	12	6	649	2,138	4	2,142	1,973	4,115
Unwind of discount (4)	(46)	(14)	(1)	—	(36)	(97)	—	(97)	(149)	(246)
At 31 December	1,661	606	32	79	962	3,340	25	3,365	2,309	5,674

Individually assessed
- banks	—	—	2	7	—	9	—	9	—	9
- customers	—	38	26	59	280	403	19	422	1,767	2,189
Collectively assessed	1,542	276	—	12	412	2,242	—	2,242	374	2,616
Latent	119	292	4	1	270	686	6	692	168	860
	1,661	606	32	79	962	3,340	25	3,365	2,309	5,674
Notes:
(1)	Global Transaction Services.
(2)	Retail & Commercial.
(3)	Global Banking & Markets.
(4)	Recognised in interest income.

The following table analyses impairment losses.
	NatWest Group
	2011 £m	2010 £m	2009 £m
Latent loss	(214)	277	588
Collectively assessed	1,368	1,345	1,605
Individually assessed	3,623	3,517	1,915
Loans to customers	4,777	5,139	4,108
Loans to banks	—	—	7
Securities	15	5	24
Charge to income statement	4,792	5,144	4,139
Charge relating to customer loans as a % of gross customer loans (1)	3.7%	3.7%	2.8%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers, excluding reverse repos and intercompany loans.

	NatWest Group
		2011			2010		2009 Group £m
Loan impairment losses	Core £m	Non-Core £m	Group £m	Core £m	Non-Core £m	Group £m
- customers	2,213	2,564	4,777	2,250	2,889	5,139	4,108
- banks	—	—	—	—	—	—	7
	2,213	2,564	4,777	2,250	2,889	5,139	4,115

Impairment losses on securities
- debt securities	—	—	—	1	—	1	—
- equity shares	—	15	15	1	3	4	24
	—	15	15	2	3	5	24
Charge to income statement	2,213	2,579	4,792	2,252	2,892	5,144	4,139

Country risk
Introduction*
All the disclosures in this section (pages 85 to 90) are audited unless otherwise indicated by an asterisk (*).

Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

External risk environment*
2011 was another year of heightened country risks. However, trends were divergent, with conditions deteriorating among vulnerable eurozone countries facing growth impediments and higher public debt burdens, while many emerging markets continued to enjoy relative stability, seeing net inflows of capital for the full year and lower spreads despite some risk aversion in the second half. In the US, notwithstanding a more challenging political environment and a sovereign downgrade from a rating agency, a deal was secured to increase the sovereign debt ceiling, and yields on government debt remain low.

Eurozone risks
Europe was at the centre of rising global risks, owing to a combination of slower growth among some of its major economies and a further deepening of the ongoing sovereign crisis, which in turn harmed financial sector health. Risks in Greece rose as a deeper than expected contraction in GDP impacted the fiscal adjustment programme and hit debt sustainability. Negotiations on a voluntary restructuring of public debt held by the private sector commenced in the first half and a deal was finalised in March 2012, resulting in a contained default event. This in turn led to an agreement by eurozone leaders on a further borrowing programme for the Greek government.

In May 2011, Portugal’s new government agreed a borrowing programme with the European Union and International Monetary Fund (EU-IMF) after a sharp deterioration in sovereign liquidity. Ireland's performance under its EU-IMF programme was good and the announcement of a bank restructuring deal without defaults on senior debt obligations helped improve market confidence. This was reflected in a compression in bond spreads in the second half of the year.

Despite the announcement of significant new support proposals by eurozone leaders in July 2011, investor worries over risks to their implementation rose and market conditions worsened markedly as a result. Risk aversion towards Spanish and Italian assets picked up and despite a policy response by both countries, yields remained elevated, prompting the ECB to intervene to support their bonds in secondary markets for the first time. Contagion affected bank stocks and asset prices.

Eurozone leaders responded by stepping up anti-crisis efforts, focusing largely on agreeing fiscal reform, bolstering bank capital and strengthening capacity to offer financing support to sovereigns losing market access. The ECB continued to buy sovereign debt in the secondary market and increased liquidity support to banks with the introduction of an emergency three-year long-term refinancing operation in December. This helped ease interbank funding tensions somewhat and may have contributed to some relief in sovereign debt markets late in the year, as yields on new issuance by Spain and Italy dropped.

Emerging markets
Emerging markets continued to perform relatively well. In Asia, despite slowing growth, China and India continued to post strong overall expansion, while generally large external savings levels reinforced balance of payments stability. In China specifically, measures to curb house price growth began to have a more noticeable impact, with real estate prices falling in many cities. Efforts are underway to address some bank asset quality concerns linked to rapid lending growth in 2009.

In emerging Europe, Russia experienced some contagion into asset markets from weaker commodity prospects and a challenging investment climate, but the sovereign balance sheet remained quite robust. Foreign exchange debts remained a risk factor in a number of Eastern European economies. Elsewhere, Turkey’s economy cooled in the second half of 2011, helping to narrow the current account deficit sharply, though external vulnerabilities persisted.

The Middle East and North Africa witnessed political instability in a number of the relatively lower-income countries. The path of any transition has yet to become fully clear in most cases. Excluding Bahrain, pressures for change were more contained in the Gulf Co-Operation Council countries.

Latin America remained characterised by relative stability owing to balance sheet repair by a number of countries following crises in previous decades. Capital inflows contributed to currency appreciation, but overheating pressures have so far proven contained, including in Brazil where credit growth slowed from high levels.

Outlook
Overall, the outlook for 2012 remains challenging with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis (where downside risks are high) and whether growth headwinds in larger advanced economies persist. Emerging market balance sheet risks remain lower, despite ongoing structural and political constraints, but these economies will continue to be affected by events elsewhere through financial markets and trade channels.

Governance*
All country exposures are covered by the RBS Group's country risk framework. In this framework, a limited number of advanced countries are under risk-based monitoring, with all other countries placed under limit control using the RBS Group’s country risk watchlist process either when it is considered appropriate. Detailed portfolio reviews are undertaken to align country risk profiles to the Group’s country risk appetite in light of evolving economic and political developments.

* unaudited

Financial review continued

Risk management: Country risk continued
Governance* continued
The framework for the RBS Group’s appetite for country risk is set by the Executive Risk Forum (ERF) in the form of country risk appetite ceilings by sovereign risk grade for both total and medium-term exposure. Authority is delegated to the RBS Group Country Risk Committee to manage exposures within the framework, with escalation where needed to ERF.

Total and medium-term exposure limits are set for individual countries based on a risk assessment taking into account the country’s economic situation and outlook as well as the RBS Group’s franchise and business mix in that country. Additional limitations (for example, on foreign-currency exposure and product types with higher potential for loss in case of country events) may be established to address specific vulnerabilities in the context of a country's outlook and/or the RBS Group's business strategy in a particular country.

Monitoring, management and mitigation*
A country watchlist framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

Management of country risk was further strengthened in 2011 with intensified stress testing, portfolio actions on a number of countries and enhancements to risk appetite setting and management systems, contributing inter alia to a reduction in exposures to a range of countries.

During 2011, the RBS Group conducted an analysis of its country risk profile. The outcome of this analysis was used to define more specific scenarios to be used as trigger events in stress testing - on an ongoing basis - at both RBS Group and divisional levels. Such risk scenarios include a major balance sheet deleveraging across Europe, a default of a eurozone sovereign, or one or more stressed member states exiting the eurozone and undergoing currency redenomination, with subsequent contagion effects.

The situation remains very uncertain and the results of stress tests are sensitive to input assumptions. As a result, estimates of the potential impact on the RBS Group of various developments are wide-ranging. If a single country exits the eurozone, the impact could be limited. If several do, the impact is likely to be significant. Depending on the circumstances, the generally negative effect on the RBS Group of devaluations could be offset by the impact of revaluations. Nonetheless, the extent of market disruption is very difficult to predict and could be substantial.

From mid-2011, the RBS Group intensified its risk-mitigating actions at divisional level aimed at preparing for a wide variety of potential eurozone stress scenarios, with a particular focus on counterparty credit risk, settlement risk and funding risk. It also carried out a detailed assessment of the potential impact of such scenarios on RBS Group systems to ensure broad readiness.

In a few specific cases, management of the RBS Group’s exposure was temporarily handed over to a cross-divisional country crisis team. Risk mitigation actions typically included taking guarantees or insurance, updating collateral agreements, credit documentation reviews and specified credit referral processes.

Risk appetite setting was strengthened by various measures. In addition to Greece, Ireland and Portugal, the RBS Group brought Italy and Spain under country limit control. Belgium and Japan followed in January 2012, with other advanced countries scheduled for review in this process throughout 2012. Benchmark ratios systematically guide the setting of medium-term country exposure limits.

The RBS Group’s regular, comprehensive and detailed country exposure reviews were further enhanced by intensified counterparty monitoring.

All of this, in combination with customers’ own efforts to reduce their debt levels, contributed to reductions in exposure to a range of countries including the vulnerable eurozone countries, Japan and countries in political transition in North Africa and the Middle East. Exposure reductions were implemented selectively, often retaining some credit lines for strategic clients and in cases of sufficient risk mitigation. Due to their nature, medium-term exposures cannot be adjusted as rapidly as short-term exposures.

Further strategic enhancements to portfolio management systems included the introduction of a comprehensive country risk management and reporting application, comprising banking and trading book exposures across the RBS Group on a consistent basis, and taking account of country risk transfers given guarantees, insurance and collateral taken. This system supports analysing and managing the exposures to countries in the eurozone and elsewhere, by tenor bucket, currency type, sector and product type, as well as by individual counterparty names and facilities. In addition, developments in trading book management systems played a role in actual exposure reductions in trading on a number of countries.

Internal rating systems were also further developed, contributing to more accurate calculations of country-specific default probabilities and expected loss-given-default rates, which are determinants in the calculation of risk-weighted assets and economic capital.

Other developments in country risk management in 2011 included the development of the regional and country risk view in the RBS Group’s economic capital model and in integrated stress testing.

Going forward, the RBS Group continues to extend country limit control to other countries within and outside the eurozone and will continue to manage medium-term exposure closer to its medium-term benchmark ratios. In addition, work is continuing on the determination of actual appetite per country, on the country risk reporting systems and their integration with credit, treasury and finance systems, on the representation of country risk aspects in rating models, economic capital models and integrated stress testing, and on the combination with actual and expected returns. All of this should help the RBS Group determine and steer its risk profile and further optimise its global portfolio management.

* unaudited

Country risk analysis
All the data tables and related definitions in this section are audited.

The following tables show NatWest Group’s exposure by country of incorporation of the counterparty at 31 December 2011. Countries shown are those where NatWest Group’s balance sheet exposure to counterparties incorporated in the country exceeded £0.5 billion and the country had an external rating of A+ or below from S&P, Moody’s or Fitch at 31 December 2011, as well as selected eurozone countries. The numbers are stated before taking into account the impact of mitigating action, such as collateral, insurance or guarantees that may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

The following definitions apply to the tables and key points on pages 87 to 88:

Lending comprises gross loans and advances to: central and local governments; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term credit lines; corporations, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place, but no impairment provision is recognised.

Debt securities comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value with LAR debt securities carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives comprise the mark-to-market (mtm) value of such contracts after the effect of enforceable netting agreements, but gross of collateral. Reverse repurchase agreements (repos) comprise the mtm value of counterparty exposure arising from repo transactions net of collateral.

Balance sheet exposures comprise lending exposures, debt securities and derivatives, and repo exposures.

Contingent liabilities and commitments comprise contingent liabilities, including guarantees and committed undrawn facilities.

‘Other eurozone’ comprises Austria, Cyprus, Estonia, Finland, Malta, Slovakia and Slovenia.

	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	45	1,460	107	204	17,927	18,818	38,561	9,249	1	357	38,919	1,796	40,715
Spain	—	—	77	50	104	25	256	27	28	—	284	51	335
Italy	—	—	24	—	27	12	63	8	19	—	82	11	93
Greece	—	—	—	31	—	7	38	31	—	—	38	7	45
Portugal	—	—	—	—	2	2	4	1	—	—	4	11	15
Germany	—	1	225	26	270	59	581	1	54	16	651	40	691
France	—	3	309	—	62	33	407	11	75	61	543	82	625
Luxembourg	—	—	101	1	328	—	430	181	15	75	520	6	526
Netherlands	—	—	233	12	57	9	311	26	84	5	400	115	515
Belgium	—	—	107	—	32	11	150	25	10	—	160	10	170
Other	—	—	10	2	84	11	107	6	4	—	111	20	131
Total	45	1,464	1,193	326	18,893	18,987	40,908	9,566	290	514	41,712	2,149	43,861

Other
Brazil	—	—	818	—	—	1	819	—	9	—	828	2	830

Financial review continued

Risk management: Country risk continued

	Lending
	Central and local government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core	Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures	Contingent liabilities and commitments	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	61	2,113	71	273	18,355	20,187	41,060	9,424	54	582	41,696	1,885	43,581
Spain	—	—	85	—	57	24	166	4	91	—	257	103	360
Italy	—	—	261	—	9	16	286	8	8	—	294	11	305
Greece	—	—	—	32	1	7	40	32	—	—	40	10	50
Portugal	—	—	35	—	3	3	41	1	—	—	41	10	51
Germany	—	14	231	19	235	59	558	60	114	2	674	62	736
France	—	3	96	—	63	55	217	19	261	7	485	115	600
Luxembourg	—	—	18	1	236	—	255	181	(5)	43	293	2	295
Netherlands	—	—	217	5	43	9	274	7	74	2	350	152	502
Belgium	—	—	142	4	103	13	262	33	9	—	271	11	282
Other	—	—	67	2	91	12	172	7	(1)	—	171	53	224
Total	61	2,130	1,223	336	19,196	20,385	43,331	9,776	605	636	44,572	2,414	46,986

Other
Brazil	—	—	794	—	—	2	796	—	4	—	800	3	803

For definitions refer to page 87.

Key points*
Reported exposures are affected by currency movements. Over the year, sterling fell 0.3% against the US dollar and rose 3.1% against the euro.

•
Exposure to many countries shown in the table declined during 2011 as the Group maintained a cautious stance and many bank clients reduced debt levels. Increases in derivatives and repos in a few countries were in line with the RBS Group’s strategy, driven partly by customer demand for hedging solutions and partly by market movements; risks are generally mitigated by active collateralisation.

•	Eurozone periphery - exposure decreased across most of the periphery. The largest exposure is to Ireland, which arises from the activities of Ulster Bank and is covered in more detail on page 41.

•	Portugal - exposure was reduced to minimal levels as a bank overdraft facility was ended.

* unaudited

Eurozone
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures
						Long	Short
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	45	—	—	41	1	1	6	36	1	82
Central banks	1,464	—	—	—	—	—	—	—	4	1,468
Other banks	1,193	—	—	81	(1)	106	29	158	72	1,423
Other financial institutions	326	—	—	—	—	19	—	19	46	391
Corporate	18,893	10,266	5,673	58	2	32	13	77	390	19,360
Personal	18,987	2,258	1,048	—	—	—	—	—	1	18,988
	40,908	12,524	6,721	180	2	158	48	290	514	41,712

2010
Central and local overnment	61	—	—	203	3	—	—	203	2	266
Central banks	2,130	—	—	—	—	—	—	—	125	2,255
Other banks	1,223	—	—	206	(5)	68	10	264	137	1,624
Other financial institutions	336	—	—	—	—	55	38	17	32	385
Corporate	19,196	8,248	4,038	49	—	117	45	121	339	19,656
Personal	20,385	1,638	534	—	—	—	—	—	1	20,386
	43,331	9,886	4,572	458	(2)	240	93	605	636	44,572

For definitions refer to page 87.

Financial review continued

Risk management: Country risk continued
Ireland
	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Derivatives (gross of collateral) and repos	Balance sheet exposures
						Long	Short
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	45	—	—	—	—	—	—	—	—	45
Central banks	1,460	—	—	—	—	—	—	—	—	1,460
Other banks	107	—	—	—	—	—	—	—	1	108
Other financial institutions	204	—	—	—	—	—	—	—	44	248
Corporate	17,927	10,224	5,654	—	—	1	—	1	311	18,239
Personal	18,818	2,258	1,048	—	—	—	—	—	1	18,819
	38,561	12,482	6,702	—	—	1	—	1	357	38,919

2010
Central and local government	61	—	—	4	—	—	—	4	—	65
Central banks	2,113	—	—	—	—	—	—	—	125	2,238
Other banks	71	—	—	19	(7)	—	—	19	130	220
Other financial institutions	273	—	—	—	—	3	—	3	32	308
Corporate	18,355	8,246	4,036	3	—	28	3	28	294	18,677
Personal	20,187	1,638	534	—	—	—	—	—	1	20,188
	41,060	9,884	4,570	26	(7)	31	3	54	582	41,696

For definitions refer to page 87.

Key points*
•
NatWest Group’s exposure to Ireland is driven by Ulster Bank Group. NatWest Group’s total Irish lending portfolio primarily comprises personal lending of £18.8 billion (largely mortgages) and corporate lending of £17.9 billion (largely loans to the property sector). In addition, NatWest Group has lending and derivatives exposure to the Central Bank of Ireland, financial institutions and large international clients with funding units based in Ireland.

•	Exposure declined in all categories, with notable reductions in lending of £2.5 billion, as a result of currency movements and de-risking in the portfolio.

Central and local government and central banks
•
NatWest Group’s exposure to the central bank fluctuates, driven by regulatory requirements and by deposits of excess liquidity as part of the Group’s assets and liabilities management. Exposures fell by £0.8 billion over the year.

Financial institutions
•	Exposure to the financial sector fell by £0.2 billion over the year, driven by reductions in derivatives and repos exposure to banks and in lending to non-bank financial institutions.

Corporate
•
Corporate lending exposure fell approximately £0.4 billion over the year, driven by a combination of exchange rate movements and write-offs. At the end of 2011, lending exposure was highest in the property sector (£11.4 billion), which is also the sector that experienced the largest year-on-year reduction (£0.4 billion). REIL and impairment provisions rose by £2.0 billion and £1.6 billion respectively over the year.

Personal
•
The Ulster Bank retail portfolio mainly consists of mortgages (approximately 95% of Ulster Bank personal lending at 31 December 2011), with the remainder comprising credit card and other personal lending. Overall, personal lending exposure fell approximately £1.4 billion over the year as a result of exchange rate movements, amortisation, a small amount of write-offs and a lack of demand in the market.

* unaudited

Market risk
All disclosures in this section (page 91 to 94) are audited, unless indicated otherwise with an asterisk (*).

Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The RBS Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

Governance
Business structure
The primary focus of the RBS Group’s trading activities is to provide an extensive range of debt and equity financing, risk management and investment services to its customers, including major corporations and financial institutions around the world. The RBS Group undertakes these activities organised within the principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets and portfolio management and origination.

Financial instruments held in the RBS Group’s trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments.

The RBS Group undertakes transactions in financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin on a daily basis with cash or other security at the exchange.

The RBS Group also undertakes transactions in financial instruments that are traded over-the-counter (OTC), rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to meet customer requirements.

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction. The fair values are determined following IAS 39 guidance, which requires banks to use quoted market prices or, where this is not possible, valuation techniques (models) that make appropriate use of available observable inputs. When marking to market using a model, the valuation methodologies are approved by all stakeholders (trading, finance, market risk, model development and model review) prior to use for profit and loss and risk management purposes. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

Organisation structure
Independent oversight and support is provided to the business by the Global Head of Market & Insurance Risk, assisted by the RBS Group and business Market Risk teams. The head of each business, assisted by a business market risk management team, is accountable for all market risks associated with its activities. The Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across the RBS Group, including risk appetite, risk policy, models, methodology and market risk development issues. The committee meets monthly and is chaired by the Global Head of Market & Insurance Risk. Attendees include respective business market risk managers and RBS Group Market Risk.

Risk management
Key principles
The RBS Group’s qualitative market risk appetite is set out in policy statements, which outline the governance, responsibilities and requirements surrounding the identification, measurement, analysis, management and communication of market risk arising from the trading and non-trading investment activities of the RBS Group. All teams involved in the management and control of market risk are required to fully comply with the policy statements to ensure the RBS Group is not exposed to market risk beyond the qualitative and quantitative risk appetite. The control framework covers the following principles:

•	Clearly defined responsibilities and authorities for the primary groups involved in market risk management in the RBS Group;

•	An independent market risk management process;

•	A market risk measurement methodology that captures correlation effects and allows aggregation of market risk across risk types, markets and business lines;

•	Daily monitoring, analysis and reporting of market risk exposures against market risk limits;

•	Clearly defined limit structure and escalation process in the event of a market risk limit excess;

•	Use of VaR as a measure of the one-day market risk exposure of all trading positions;

•	Use of non-VaR based limits and other controls;

•
Use of stress testing and scenario analysis to support the market risk measurement and risk management process by assessing how portfolios and global business lines perform under extreme market conditions;

•	Use of backtesting as a diagnostic tool to assess the accuracy of the VaR model and other risk management techniques;

•	Adherence to the risks not in VaR (RNIV) framework to identify and quantify risks not captured within the internal VaR model; and

•	A new product approval process that requires market risk teams to assess and quantify market risk associated with proposed new products.

Financial review continued

Risk management: Market risk continued
Quantitative risk appetite
The Executive Risk Forum (ERF) approves the quantitative market risk appetite for trading and non-trading activities. The Global Head of Market & Insurance Risk under delegated authority from the ERF, sets and populates a limit framework, which is cascaded down through legal entity, division, business and desk level market risk limits.

At RBS Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits.

A daily report summarises the RBS Group’s market risk exposures against the agreed limits. This daily report is sent to the Head of Restructuring & Risk, Global Head of Market & Insurance Risk, business Chief Risk Officers and appropriate business market risk managers.

Legal entities, divisions and lower levels in the business also have an appropriate market risk framework of controls and limits in place to cover all material market risk exposures.

The specific market risk metrics that are appropriate for controlling the positions of a desk will be more granular than the RBS Group level limits and tailored to the particular business.

In line with the overall business strategy to reduce risk exposures, the RBS Group’s market risk limits were adjusted down during 2011.

The majority of the RBS Group’s market risk exposure is in the GBM and Non-Core divisions and RBS Group Treasury. The RBS Group is also exposed to market risk through interest rate risk on its non-trading activities. There are additional non-trading market risks in the retail and commercial businesses of the RBS Group, principally interest rate risk and foreign exchange risk. These aspects are discussed in more detail in Balance sheet management - Interest rate risk on page 31 and structural foreign currency exposures on page 32.

Risk models
VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For internal risk management purposes, the RBS Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The RBS Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

The VaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, equity and specified commodity products and specific risk in interest rate and equity products.

The VaR model is an important market risk measurement and control tool. It is used for determining a significant component of the market risk capital, and, as such, it is regularly assessed. The main approach employed is the technique known as back-testing, which counts the number of days when a loss (as defined by the FSA) exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

The FSA categorises a VaR model as green, amber or red. A green model status is consistent with a good working model and is achieved for models that have four or fewer back-testing exceptions in a 12-month period. For the NatWest Group’s trading book, a green model status was maintained throughout 2011.

The RBS Group’s VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the two-year time series. Therefore, events that are more severe than those in the historical data series cannot be predicted.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•
The RBS Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and, if so, intra-day profit and losses will be incurred.

These limitations mean that the RBS Group cannot guarantee that losses will not exceed the VaR.

The RNIV framework has been developed to quantify those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model, various non-VaR controls (for example, portfolio size limits, sensitivity limits, triggers or stress limits) are in place.

Risk models are developed both within business units and by RBS Group functions. Risk models are also subject to independent review and sign-off to the same standard as pricing models. Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back-testing results, risks not included in the VaR framework and other model performance statistics.

A number of VaR model and methodology enhancements were introduced during 2011. The quality of the market data time series used in the ABS mortgage trading business was improved, moving from interpolated weekly data to daily observed time series. This change has improved the accuracy of the correlation between the different time series in the daily data. Additionally, the basis modelling between cash and derivatives has been refined by introducing additional time series for the sub-prime and subordinated residential bonds, reducing the over-reliance on the commercial mortgage basis which was used as a conservative proxy.

Following the implementation of CRD III, the RBS Group developed three new models - for stressed VaR, incremental risk charge and all price risk, which have been fully approved by the UK regulator and form part of the capital and risk management framework from 31 December 2011 onwards.

Basel 2.5 (CRD III)*
The aim of CRD III is to improve the financial strength of institutions by increasing the financial resources required against certain risks in the trading book.

The NatWest Group is required to calculate an additional capital charge based on a stressed calibration of the VaR model - Stressed VaR. The capital charge associated with this new model as at 31 December 2011 is £23 million.

All other aspects of the CRD III rule changes have also been implemented.

Pricing models
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are subject to oversight and approval by Asset Level Modelled Product Review Committees (ALMPRCs). These committees prioritise models for independent validation by RBS Group Risk Analytics (GRA) taking into consideration both the materiality of risk booked against the model and an assessment of the degree of model risk (i.e. valuation uncertainty arising from choice of modelling assumptions). The GRA review aims to quantify model risk by comparing model outputs against those of alternative independently developed models, the results of which are used by Market Risk to inform risk limits and by Finance to inform model reserves.

In 2011, updated RBS Group Standards for the development, testing and validation of derivative pricing models were agreed and implemented. Revisions to the model validation framework ensure that all new models and model changes are reviewed by Market Risk and Finance and, subject to materiality, independently validated by GRA. Model governance is through the ALMPRCs, which are newly established sub-committees of the overall GBM Modelled Product Review Committee (previously called the RBS Group Model Product Review Committee).

Stress testing
The RBS Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of the RBS Group’s trading portfolios. The RBS Group calculates sensitivity analysis, historical stress tests and bottom-up stress testing.

Sensitivity analysis measures the sensitivity of the current portfolio of positions to defined market risk factor movements. These stresses are of a smaller magnitude compared to historical or bottom-up stress testing and are subject to the RBS Group Market Risk limit framework.

Historical stress tests calculate the changes in the portfolio valuations that would be generated if the market movements that occurred during historical market events were repeated.

Bottom-up stress testing is based on analysing the market risk exposures by risk factors and stressing each risk factor based on consultation with risk managers, economists and front office. The tests may be based on an economic scenario that is translated into risk factor shocks by an economist or by risk managers and front office as a means of assessing the vulnerabilities of their book.

The Global Market Risk Stress Testing Committee reviews and discusses all matters relating to market risk stress testing. Stress test exposures are discussed with senior management and relevant information is reported to the RBS Group Risk Committee, the ERF and the Board. Breaches in the RBS Group’s market risk stress testing limits are monitored and reported.

In 2011, the market risk stress testing framework was further developed and enhanced. Reverse stress testing has been implemented, which is designed to assess the plausibility of stressing market risk factors until the loss reaches a given threshold.

In addition to VaR and stress testing, the RBS Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

* unaudited

Financial review continued

Risk management: Market risk continued
Trading VaR
The table below analyses the VaR for NatWest Group’s trading portfolios segregated by type of market risk exposure.

	2011				2010				2009
Trading VaR	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	23.5	20.8	34.4	13.5	20.7	21.6	31.5	12.6	17.6	15.8	25.3	9.8
Credit spread	31.1	26.8	51.6	18.7	79.0	50.8	110.8	46.8	47.4	73.4	76.5	12.2
Currency	0.2	0.2	1.7	0.1	0.4	0.3	2.5	0.1	0.8	—	9.7	0.1
Equity	0.9	0.2	3.2	0.1	1.8	1.4	10.1	0.1	0.5	2.1	2.9	—
Commodity	—	—	0.1	—	0.1	0.1	0.6	—	—	—	0.4	—
Diversification (1)		(15.7)				(21.2)				(19.2)
	35.6	32.3	62.2	20.3	80.6	53.0	120.2	50.0	49.7	72.1	79.7	24.4
Note:
(1)
The NatWest Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key point
•	The credit spread risk exposure significantly decreased in 2011, primarily due to the reduction in ABS trading inventory, in line with the overall business strategy to reduce risk exposures.

Non-trading portfolios
The table below analyses NatWest Group’s non-trading portfolios.

In order to better represent the risk of the non-trading portfolios, the table below analyses the VaR for the non-trading portfolios but excludes the loans and receivables (LAR) products that are managed within the credit risk management framework.

	2011				2010				2009
Non-trading VaR	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	1.0	1.3	1.9	0.6	2.0	1.1	5.1	0.8	2.5	2.5	5.2	1.0
Credit spread	0.4	0.1	1.0	0.1	0.5	0.4	0.6	0.3	1.0	0.6	2.6	—
Currency	—	—	0.1	—	—	—	0.2	—	—	—	0.1	—
Diversification (1)		(0.1)				(0.3)				(0.7)
	1.1	1.3	2.0	0.7	2.1	1.2	5.2	0.9	3.0	2.4	5.2	1.6
Note:
(1)
The NatWest Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, industry counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. Diversification has an inverse relationship with correlation. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Operational risk*
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. It is an integral and unavoidable part of the RBS Group’s business as it is inherent in the processes it operates to provide services to customers and meet strategic objectives.

Operational risk management
The objective of operational risk management is not to remove operational risk altogether, but to manage it to an acceptable level, taking into account the cost of minimising the risk against the resultant reduction in exposure. Strategies to manage operational risk include avoidance, transfer, acceptance and mitigation by controls.

The RBS Group made significant improvements in its operational risk framework during 2011, enhancing its management of operational risks. This is particularly evident in respect of risk appetite, the RBS Group Policy Framework, risk assessment, scenario analysis and statistical modelling for capital requirements. Further development will continue in 2012.

Details of these, and other elements of operational risk management, including developments undertaken and planned, are set out below along with the key processes through which the RBS Group manages operational risk.

Governance, structure and risk appetite
Governance and structure
RBS Group Operational Risk is an independent function reporting to the Deputy RBS Group Chief Risk Officer. Group Operational Risk is responsible for the design and maintenance of the operational risk policy standards (ORPS).

The ORPS are incorporated in the RBS Group Policy Framework (GPF). They provide the direction for delivering effective operational risk management and are designed to allow the consistent identification, assessment, management, monitoring and reporting of operational risk across the RBS Group.

The Operational Risk Executive Committee, which was formed in January 2011, oversees the operational risk framework and profile of the RBS Group in line with the agreed risk appetite. It provides guidance, oversight and advice. It also escalates and reports any issues or areas of concern to the Board Risk Committee and to other senior committees.

Risk appetite
The RBS Group’s operational risk appetite statement is agreed by the RBS Group Board. It comprises a number of specific measures of risk, such as:

•	the maximum operational risk losses the RBS Group is prepared to accept. This is expressed as a percentage of the RBS Group’s estimated gross income for the year ahead; or

•	the value of a single extreme but plausible operational impact. These are identified and assessed through the scenario analysis programme.

To ensure the RBS Group operates within the set risk appetite, the high-level statements are supplemented by specific tolerances for different types of operational risk. The GPF sets out how to manage risk within acceptable limits, which in turn enables the RBS Group to operate within the overall risk appetite and the specific tolerances. The RBS Group has a zero tolerance for risks such as breaches of laws and regulations.

Operational risk cycle and key management tools
The operational risk cycle comprises four stages:

•	Identification of risks;

•	Assessment or measurement of the scale of risks;

•	Management or control of risks to prevent their recurrence or minimise the potential impact; and

•	Monitoring and reporting of risks.

Although the operational risk tools encompass all stages of the risk cycle, they can be broadly categorised as follows:

Identification and assessment
Risk and control assessments
Controls that are effective without being excessive ensure the RBS Group retains its reputation for efficient customer service and security. Risk and control assessments are used to identify and assess material operational risks and key controls across all business areas. The process is designed to ensure that risks are effectively managed in line with stated risk appetite, prioritised and documented. Controls are tested frequently with a view to ensuring they remain fit for purpose and operate effectively. The RBS Group’s risk assessment methodology was enhanced during 2011 to ensure a more consistent approach to identifying risks and their associated controls and measuring expected loss. Risk assessments consider the new firm-wide taxonomy and will soon be captured in the RBS Group-wide repository for operational risk.

Risk assessments are often conducted in a workshop environment, bringing together subject matter experts from across the division and key functions. By sharing expertise, they can identify improvements to risk identification, measurement and control. Risk governance is reviewed regularly ensuring that there is clarity and ownership of key risk areas. Through coming together and sharing knowledge, participants gain a broader understanding of how their work fits together.

* unaudited

Financial review continued

Risk management: Operational risk* continued
RBS Group new product approval process
The RBS Group’s new product approval process ensures there is a consistent process to identify, assess and approve the risks associated with new products.

Following the conclusion of reviews conducted during 2011, enhancements will be made during 2012 to the product governance forums, to provide earlier engagement between the business, RBS Group and divisional risk teams and subject matter experts when assessing whether the risks associated with new products are in line with appetite. The forums will be supported by an upgrade to the RBS Group’s key tools used to manage and report on new product approval.

Scenario analysis
Scenario analysis is used to assess the possible impact of extreme but plausible operational risk loss events. It provides a forward-looking basis for managing exposures beyond the RBS Group's risk appetite. The methodology provides a structured and consistent approach to scenario scoping and measurement. A significant portfolio of scenarios was developed in 2011 across divisions, covering material risks to which the RBS Group is exposed. RBS Group-wide scenarios are centrally scoped and workshops are facilitated by Group Operational Risk in conjunction with functions and policy owners, before being assessed by divisions to derive specific impact estimates. This also allows the RBS Group to review operational risk impacts as they arise from macroeconomic stresses (e.g. eurozone distress) in a time-efficient and effective manner.

By assessing extreme but plausible events, scenario analysis is an important component in the operational risk framework, providing senior management with valuable insight into systemic risk that could significantly impact its financial performance if these events were to occur. Using its forward-looking nature, senior management cross-examines various risk topics against a range of circumstances and assumptions.

Similar to risk assessments, scenarios are run in a workshop environment, bringing business, risk and control experts together and thereby ensuring that risk management is approached holistically.

Stress testing
During the economic downturn, there has been an increase in large operational risk losses within the banking industry.

Consequently, the RBS Group enhanced its approach to assessing the impact of the economic cycle on its operational risk losses in 2011, by specifically assessing the impact of the FSA's published Anchor II scenario, which describes a series of country-specific shocks around the world on:

•	Expected levels of operational risk losses; and

•	Unexpected levels of operational risk losses, by stressing its existing portfolio of operational risk scenarios.

The impact of the FSA Anchor II scenario on the RBS Group's operational risk capital, as calculated under the standardised approach, was also projected based on the outputs of the RBS Group’s stress-testing exercises.

During 2012, additional operational risk scenarios will be run, further broadening the RBS Group's understanding of its exposures to tail risks.

Management, monitoring and reporting
Issues management
The objective of the operational risk issues management framework is the adoption of a consistent approach to the identification, capture, classification, monitoring, closure and acceptance of operational risk issues and associated actions across the RBS Group, in accordance with the RBS Group’s three lines of defence model.

Significant enhancements were made to the issues management process during 2010 including rollout of a single repository for capturing issues and actions; mapping issues to GPF; and a tightening of governance over issue management. These improvements were further embedded during 2011, through training and assurance reviews.

The enhancements have improved risk management by allowing RBS Group-wide analyses of all operational risk issues. In certain cases, this has resulted in global assurance reviews focused on specific areas, helping to identify operational risks to be mitigated.

Event and loss data management
Event and loss data management (ELDM) covers the discovery, escalation, capture, investigation, approval and closure, and reporting and analysis of operational risk events and loss data. It also provides for the clear, simple, quick and consistent communication of operational risk events that meet defined threshold criteria to those members of the RBS Group’s senior management and Executives who need to know of these events.

During 2011, an enhanced ELDM process was launched to promote consistency in the management of operational risk events and the collection of loss data across the RBS Group. It included the introduction of a single repository to capture all events and loss data in the RBS Group and the establishment of thresholds above which operational risk events will trigger a risk assessment.

The improvements in approach, and use of a single RBS Group-wide database, have enhanced the completeness and accuracy of the RBS Group’s internal loss data, and therefore better inform the RBS Group’s operational risk profile.

At the start of 2012, the robustness of the historic data migrated into the new repository will be reviewed to confirm its suitability as an input to capital modelling. In addition, the process will be further enhanced to ensure continued compliance with changing regulatory and industry standards regarding the collection of internal loss data.

*unaudited

Risk management: Operational risk* continued
Management, monitoring and reporting continued
Insurance
The RBS Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements. Insurance is used as a risk mitigation tool in controlling the RBS Group’s exposures, providing protection against financial loss once a risk has crystallised.

Reporting and monitoring
Reporting and monitoring forms an integral part of all of the RBS Group’s operational risk management processes, which are designed to ensure that risks and issues are identified, escalated and managed on a timely basis. Exposures for each division are reported through monthly risk and control reports, which provide detail on the risk exposures and action plans. Enhancements made to reporting and monitoring during the year include analysing operational risk events, losses and issues against the GPF components; this has led to better identification of areas requiring management focus and remediation.

Control environment certification
Control environment certification (CEC) is used by the RBS Group’s Executive management to review and assess its internal control framework, and provide a self-certification of its current state. It demonstrates to the RBS Group and the RBS Group’s key stakeholders that it is operating a robust control framework, with mechanisms in place to understand and manage its risks, and to drive action to resolve areas of weakness or concern.

CEC provides a twice-yearly assessment of the robustness of the RBS Group’s internal control environment including:

•	compliance with the GPF and key divisional/functional policy standards;

•	compliance with the requirements of the UK Corporate Governance Code; and

•	effectiveness of the risk frameworks, culture and governance structures for each division or function.

CEC was enhanced during 2011 to improve the quality and depth of certification, and to implement a risk-based approach to the analysis of policy compliance. The enhancements have delivered a greater degree of analysis of the key risk areas for each business and RBS Group policy standard owner. Improved alignment with RBS Group Internal Audit has been delivered through the implementation of a common rating system for the assessment of the control environment, and CEC outcomes are reported at both the divisional risk and audit committees and RBS Group Audit Committee.

Capital model development
At the end of 2011, the RBS Group started to develop a statistical modelling capability for operational risk based on the requirements set out under the Basel II advanced measurement approach. The model is a hybrid encompassing internal and external loss data as well as scenarios. Business environment and internal control factors will be utilised when constructing scenarios and allocating capital. Development activities in 2011 focused on building the standalone loss data and scenario components within the model; integration activities, correlation and allocation will continue in 2012. Final model validation is expected to take place during 2012.

Compliance risk*
Compliance risk arises from non-compliance with national and international laws, rules and regulations. The RBS Group believes that being a compliant organisation is fundamental to protecting sustainable growth, rebuilding its reputation and maintaining stakeholder confidence.

The regulatory environment remained highly challenging during 2011, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007/2008 and subsequent economic and financial stress.

The regulatory agenda - largely framed by the G20 but with many instances of EU and national initiatives - constitutes the most sweeping set of changes seen in many decades. At 31 December 2011, RBS was managing some 140 major regulatory or legislative policy initiatives; during the year as a whole, it had also reviewed over 300 consultations in its core markets. In addition to these changes, many supervisory authorities also continued to intensify their ongoing level of scrutiny and intervention.

These trends have posed multiple challenges for banking groups, including the RBS Group, namely:

•	tracking, analysing and engaging with policymakers on proposed changes;

•	implementing change programmes to ensure compliance with new requirements;

•	revisiting strategy, business and operating models in response to the new environment; and

•	driving through cultural and other changes to minimise compliance and enforcement risks.

Below is an outline of some of the key developments in the regulatory environment that took place during 2011. An explanation of how the RBS Group manages compliance risk begins on page 100.

*unaudited

Financial review continued

Risk management: Compliance risk* continued
Global regulatory developments
The global agenda continues to be guided by the G20, drawing on the original action plan for strengthening financial stability agreed by G20 leaders at the November 2008 Washington summit. During 2011, G20 countries continued to implement various elements of this action plan, culminating in the G20 leaders’ summit held in Cannes in November 2011.

A progress report on the action plan was issued at the Cannes summit. Key developments during 2011 included the following:

Basel III
Following publication by the Basel Committee on Banking Supervision in December 2010 of rules text for the new Basel III capital and liquidity framework, work during 2011 focused on finalising the remaining elements of policy and preparing for implementation. Highlights were:

•	The issuance of minimum requirements regarding the loss absorbency of capital instruments at the point of non-viability (January 2011);

•	The finalisation of rules for the capital treatment of counterparty credit risk in bilateral trades (June 2011);

•	Technical changes to Basel III relating to the treatment of trade finance, aimed at helping promote trade with low-income countries (October 2011);

•	Further work on the capitalisation of bank exposures to central counterparties (November 2011); and

•
A Basel Committee paper proposing that debit valuation adjustments for over-the-counter derivatives and securities financing transactions should be fully deducted from Common Equity Tier 1 capital (December 2011). The RBS Group is evaluating the potential impact of this proposal.

Systemic financial institutions
The main focus of policy development at the global level during 2011 was delivering on the G20-mandated target of agreeing a framework by the end of 2011 for dealing with global systemically important financial institutions (G-SIFIs). This target was met, with the Cannes summit endorsing;

•
a new Financial Stability Board (FSB) international standard, “The Key Attributes of Effective Resolution Regimes for Financial Institutions”, which amongst other things provides a benchmark for national resolution regimes, as well as mandatory requirements for resolvability assessments and recovery and resolution plans for each G-SIFI; and

•
a new Basel Committee framework for identifying an initial list of global systemically important banks (G-SIBs), and applying to these an additional common equity capital requirement, above the Basel III minimum standards, rising from 1% to 2.5% of risk-weighted assets in line with their systemic impact.

The names of the initial list of G-SIBs (though not their ranking) were published by the FSB at the end of the summit: RBS Group is included in the 29 names.

Shadow banking
In response to concerns that heightened regulation of banks should not lead to risks being displaced into un-regulated sectors, regulatory authorities started to pay growing attention to the “shadow banking” system during 2011. This term broadly refers to entities and financial transactions that fall outside the scope of existing financial (banking) regulation, such as hedge funds, money market funds and structured investment vehicles.

Work was initiated in five areas to assess the need for regulatory intervention, and this topic is likely to attract even more attention during 2012, when recommendations for action are expected.

The five areas include: banks’ interactions with shadow banking entities; ways to reduce the susceptibility of money market funds to runs; the regulation of other shadow banking entities on prudential grounds; retention requirements and transparency in securitisation; and the possible regulation of margins and haircuts in securities lending and repos.

Other
During 2011, the authorities started to pay more attention to the consistent implementation of G20 and FSB financial reforms, with plans developed to focus more on monitoring and the public reporting of implementation progress. Although a priority, little progress was made during 2011 on developing a global policy framework for over-the-counter derivative reform, so as to help align ongoing activity in this space, particularly in the US and the EU (see below).

EU regulatory developments
The EU regulatory agenda in 2011 continued to focus mainly on prudential and market structure measures; retail issues also started receiving more attention and are likely to come under increased focus in 2012. Key highlights were as follows:

New regulatory architecture
2011 saw the implementation of a new EU regulatory architecture, with the start of operations of the European Systemic Risk Board (ESRB) and three supervisory authorities: the European Banking Authority (EBA), the European Securities and Markets Authority, and the European Insurance and Occupational Pensions Authority.

The new framework marks a significant transfer of power to the three supervisory authorities, particularly with respect to detailed rule-making, where over time they will be issuing “binding technical standards” across a range of policy areas that will replace national rules.

However, an early preoccupation of the new regulatory authorities was the eurozone crisis. In particular, the EBA was heavily engaged in overseeing the stress testing of EU banks, including UK groups.

*unaudited

Risk management: Compliance risk* continued
EU regulatory developments continued
Prudential and related reforms
A key focus during 2011 was work on amending the EU’s Capital Requirements Directive (CRD): a key step in that process was the publication of draft legislative text in September 2011, the so called CRD IV package, which is expected to be finalised during 2012 and will implement Basel III in the EU.

Another key area of work was the EU’s “crisis management” legislative package, aimed at dealing with issues similar to those addressed by the FSB work on G-SIFIs. An early 2011 EU Commission consultation included proposals on enhanced supervision and early powers of intervention; recovery and resolution planning; resolution frameworks; resolution funds and debt write down (but not capital surcharges).Draft legislation to implement these measures was at the time of writing expected to be issued in mid 2012, after several postponements.

Other initiatives in the prudential space have included, notably, continued work on developing the Solvency II framework for insurers; the development of legislative proposals on corporate governance in financial institutions; and the further development and UK implementation of the EU’s common reporting framework (COREP) for banks.

Market and structural reforms
Key developments in this space included:

•
European Markets Infrastructure Regulation (EMIR) - negotiations continued during 2011 on this draft Regulation on OTC derivatives, central counterparties and trade repositories, which represents a major element of the financial crisis regulatory response agenda. Agreement was close to being reached in early 2012.

•
Markets in Financial Instruments Directive Review (MiFID2) - the EU review of this directive, which sets the framework for investment markets, culminated in the publication of draft legislative text in October 2011.

•
Financial Transaction Tax (FTT) - the EU Commission published proposals for an FTT, which would see trades in bonds and shares taxed at 0.1% and complex derivatives taxed at 0.01%. However, the proposal requires approval from all 27 EU members, but is opposed by some, including notably the UK, which reduces the likelihood of it being imposed.

•
Other initiatives - these have included changes to the market abuse regime and prospectus requirements, initiatives on short-selling, further legislative developments impacting credit rating agencies and changes to depositor and investor protection.

EU retail market reforms
Notwithstanding the focus on prudential and market reforms in response to the financial crisis, the EU Commission during 2011 also continued to work on a wide range of retail agenda initiatives. These included a draft legislative proposal for a mortgage credit directive, with a focus on responsible lending and borrowing; the development of proposals on collective redress; and ongoing discussions with the banking industry to improve the transparency and comparability of bank fees. The RBS Group also continued to work on implementing the requirements coming into force at the end of 2011, contained in the EU Payment Services Directive.

UK regulatory developments
UK regulatory developments during 2011 continued to be extensively determined by global and EU developments, with UK regulators working to implement requirements coming into force, such as the CRD III package of reforms, and actively participating in policy development at the EU and global levels. In addition, there were a number of developments specific to the UK.

Independent Commission on Banking (ICB)
The ICB was appointed by the UK Government in June 2010 to review possible structural measures to reform the UK banking system in order to promote, amongst other things, stability and competition. It published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the ‘Final Report’), which set out the ICB’s views on possible reforms to improve stability and competition in UK banking.

The Final Report made a number of recommendations, including in relation to: (i) the implementation of a ring-fence of retail banking operations; (ii) increased loss-absorbency (including bail-in, i.e. the ability to write-down debt or convert it into an issuer’s ordinary shares in certain circumstances); and (iii) promotion of competition.

On 19 December 2011, the UK Government published its response to the Final Report and indicated its support and intention to implement the recommendations set out in the Final Report substantially as proposed. The Government indicated that it would work towards putting in place the necessary legislation by May 2015, requiring compliance as soon as practicable thereafter and a final deadline for full implementation of 2019.

The RBS Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and in the Government’s response.

Regulatory architecture reforms
Work on the UK coalition government’s plans for reforming the UK’s regulatory structure continued during 2011, with major consultations from HM Treasury, a number of calls for evidence from parliamentary committees and the publication of a draft Bill for pre-legislative scrutiny purposes in June 2011. In addition, the FSA and Bank of England published policy documents setting out initial high-level policy thinking on the new regulatory bodies; and an interim version of the Financial Policy Committee started to meet in advance of legislation being enacted. However, the timescale for completing the legislative process and fully implementing the new framework has been delayed until 2013 (from the end of 2012).

*unaudited

Financial review continued

Risk management: Compliance risk* continued
UK regulatory developments continued
Payment Protection Insurance (PPI)
The Judicial Review requested by the British Bankers’ Association (BBA) in respect of the FSA’s policy statement on PPI complaints and guidance published by the Financial Ombudsman Service concluded in April 2011 with an adverse ruling. The BBA and the banks concerned decided not to appeal and the UK banks including the RBS Group have moved towards settling claims in accordance with the FSA’s revised principles. Under the terms of a waiver granted by the FSA, the RBS Group, along with the rest of the industry, has had to deal with the backlog of complaints within specified timescales.

Retail conduct issues
In addition to EU retail initiatives, the UK authorities continued to pursue additional issues during 2011. These included initiatives relating to financial inclusion, where the Government is seeking to widen access to bank accounts; the implementation of the recommendations of the Retail Distribution Review relating to the provision of investment advice; ongoing work on the Mortgage Market Review; the establishment of a Steering Group by HM Treasury to devise a suite of simple financial products; and a review of the insurance products that form part of packaged current accounts.

Supervisory developments
In line with that of other regulatory authorities, the FSA’s supervisory scrutiny has intensified in response to the financial crisis and ongoing market stresses. Front-end supervisory resources have been increased and existing tools have been used more frequently and robustly – evidenced, for instance, in terms of the heightened number of information requests, the increased deployment by the FSA of skilled person reports as well as the increased fines charged against the industry. Across the industry, fines for 2011 totalled £66.1 million versus £5.3 million in 2007. In addition, the FSA continued to develop new supervisory approaches, notably its Core Prudential Programme for those major financial institutions it oversees, which includes in-depth rolling thematic assessments on governance, business models, risk management, capital and liquidity.

US regulatory developments
In the US, activity was dominated by rulemaking following the 2010 Dodd-Frank Act. Although there was some slippage on, for example, derivatives rules, output from the authorities has still been considerable.

Key final rules were issued on a range of issues, including living wills, the Collins Amendment (which floors capital requirements at the level of Basel II advanced approaches), rights for shareholders to have an advisory “say on pay”, and limits on debit card interchange fees. Meanwhile the new Consumer Financial Protection Bureau was established on the Act’s first anniversary on 21 July 2011.

High-profile draft rules that were published included the Volcker Rule (limiting proprietary trading and investments in private equity or hedge funds), the securitisation risk retention rule and rules applicable to Nationally Recognized Statistical Rating Organizations (credit rating agencies).

Compliance risk management
The RBS Group manages its compliance risk through a regulatory affairs and compliance framework that seeks to ensure it complies with all banking, securities, insurance and anti-money laundering regulations, defined by over 120 different regulatory bodies and central banks, wherever the RBS Group operates. This framework is managed by the RBS Group’s Regulatory Affairs and Compliance functions and includes: the tracking and management of regulatory developments; regulatory relationship management; the implementation of global compliance risk policies; assurance and monitoring; training and awareness; and mitigation activity.

Against the backdrop of intensified regulatory pressure, RBS Group Regulatory Affairs has managed the increased levels of scrutiny and legislation by increasing the capacity of its team, as well as improving and refining its operating model, tools, systems and processes. Simultaneously, in response to enforcement actions against the RBS Group in 2010 and 2011, RBS Group Compliance initiated and led large-scale remediation and infrastructure changes, driving both the definition and the proactive management of conduct risk.

Management of regulatory change
The early identification and effective management of changes in legislative, regulatory and other requirements that may impact the RBS Group is critical to the successful mitigation of compliance risk.

RBS Group Regulatory Affairs maintains a well-established policy and supporting processes for the identification and management of such changes across the RBS Group. RBS Group Board and Executive Committee oversight is supported by a Prudential Regulatory Developments Executive Steering Group, which was formed in early 2010 to provide a specific focus on a range of key regulatory changes. Communication and coordination were strengthened in 2011 with the formalisation of two RBS Group-wide forums, one focusing on prudential and wholesale market issues, the other on retail conduct issues. In addition, a divisional Heads of Regulatory Developments forum was established, and RBS Americas’ regional governance strengthened.

Reporting and internal communications activity expanded in 2011 in response to the growing regulatory change agenda. This included:

•	The enhancement of quarterly reporting to the RBS Group Audit Committee, with a particular focus on tracking progress on compliance readiness programmes implementing new requirements;

•	Six-monthly reporting to the RBS Board Risk Committee, in addition to the standard monthly risk reports produced for the RBS Board and other governance committees; and

•
Increased communications, such as the development of a fortnightly Regulatory Affairs Flash Report, circulated widely across the RBS Group, which captures key regulatory developments and relationship topics.

*unaudited

Risk management: Compliance risk* continued
Compliance risk management continued
Regulatory relationship management
The Regulatory Relations Forum, chaired by RBS Group Regulatory Affairs, meets fortnightly and now has global coverage with representatives from all divisions and regions. It facilitates the sharing of key regulatory engagements and the lessons learned from them.

Quarterly reporting to the RBS Group Audit Committee captures all material regulatory reviews and investigations and upstream regulatory developments worldwide, as well as tracking the status and trends in key regulatory relationships.

Other key regulatory policies, specifically ‘RBS Group Relationships with Regulators’ and ‘Political, Legislative and Regulatory Environment’, were reviewed and re-launched. Each incorporates a new risk appetite statement, a benchmarking exercise against the RBS Group's peer banks and, for the latter, an end-to-end review and mapping of the upstream risk management process.

Recovery and resolution planning
The RBS Group considers effective resolution regimes, coordination between regulators, and recovery and resolution planning, to be important components of an extensive reform agenda to improve safety and stability within the banking industry. Accordingly, the RBS Group recognises the potential value of Recovery and Resolution Plans (RRPs) as mechanisms for preparing banks to deal with: severe stress events (through a range of developed recovery options in the Recovery Plan); and ensuring authorities will have all the critical information they need to identify and carry out appropriate resolutions in the event of failure (the Resolution Plan).

To ensure effective management of financial stability across jurisdictions, and to avoid duplication and inefficiency for cross-border banks, it is important that the approach, content and role of RRPs are globally consistent across jurisdictions.

The RBS Group intends to sustain its strong momentum on the development of RRPs. As well as working with the UK authorities, the RBS Group will continue to work with global policy developers in order to contribute to the development of RRPs in other jurisdictions, in particular within the EU and the US. The timeframes for the development of RRPs in these regions are considerably longer than in the UK, and it will be important to ensure that a consistent policy approach and format are adopted if the RRPs of UK-based global banks are to meet local requirements, and do not have to be redrawn or duplicated.

Global compliance risk and compliance policies
Within the RBS Group Policy Framework, compliance risk and compliance policies define minimum standards to which all businesses must adhere. The policies are primarily driven by the rules and regulations set by the FSA, the RBS Group’s lead regulator. However, these global minimum standards are supplemented, where appropriate, by divisional policies to meet local product or market requirements.

In compliance risk management, the term ‘conduct risk’ is used to refer to the risk of breaches of: (a) regulation or law; or (b) regulatory expectation. This is distinguished from ‘prudential risk’, i.e. compliance risks related to capital management, liquidity, credit risk, operational risk and market risk. A significantly enhanced compliance/conduct policy structure was outlined during 2011. It is aligned to a new Conduct Risk Appetite statement as well as the expected direction of the new Financial Conduct Authority, which will be one of the successors of the FSA. As a result, in future, it will be possible to assess the pan-Group risk profile for conduct risk against its risk appetite. In addition, it will be possible to provide more detailed policy direction to divisions on key areas of conduct risk.

Assurance and monitoring
Assurance and monitoring activities are essential to ensure that the RBS Group can demonstrate compliance with existing rules and regulations.

During 2011, a ‘heatmap’ of the key inherent conduct risks across all the RBS Group’s global businesses, reflecting both internal and external change and divisional priorities, was developed. This, in turn, drove a comprehensive programme of assurance reviews across the RBS Group. These reviews introduced a global, end-to-end thematic approach, looking at customer outcomes as well as process adherence. In addition to immediate issues, for which action plans were developed, the reviews identified a number of wider themes that required a more strategic approach.

Training and awareness
Maintaining compliance with existing rules and regulations requires continued investment in professional training, as well as maintaining risk awareness. During 2011, the RBS Group focused on strengthening the capabilities of its compliance risk functions, at both RBS Group and divisional level. The RBS Group facilitates extensive compliance training through computer-based RBS Group Policy Learning modules, with each one designed to promote the relevant regulatory RBS Group Policy Standard.

To support the professional development of the RBS Group’s compliance teams, it also has a comprehensive and progressive training programme that is deployed globally. All of the RBS Group’s regulatory staff are actively engaged in compliance e-learning, which incorporates a mandatory ‘essentials’ course, and the RBS Risk Academy, through which all staff are required to complete foundation courses in other risk disciplines, such as operational risk, market risk and retail credit risk. Formal training is supplemented by more informal regulatory familiarisation; this is designed to share knowledge, and support both personal development and technical training across the wider risk community.

*unaudited

Financial review continued

Risk management: Compliance risk* continued
Anti-Money Laundering
During 2011, RBS continued to enhance its Anti-Money Laundering (AML) Change Programme across the RBS Group. Key developments include:

•	A new cohesive target operating model to support the capability required and reviewed divisional AML capabilities against the target operating model to identify and analyse gaps;

•
A framework for understanding and managing compliance and conduct risk, including the introduction of a clear RBS Group-level conduct risk appetite statement and the design of a new conduct risk policy framework; and

•
An enhanced global whistle-blowing service ‘Right Call’ that allows all employees, irrespective of location, to escalate any concerns outside of their normal line management. Whistle-blowing call volumes have increased since the launch and the new framework is a further positive step to help the RBS Group identify and manage compliance risk.

Reputational risk*
Reputational risk is the risk of brand damage arising from financial and non-financial events due to a failure to meet stakeholders’ expectations of the RBS Group’s performance and behaviour.

Such loss in reputation has the potential to put the entire business at risk. It could also lead to negative publicity, loss of revenue, costly litigation or a decline in the customer base.

Reputational risk can arise from actions taken by the RBS Group or a failure to take action, such as failing to assess the environmental, social or ethical impacts of clients or projects to which the RBS Group has provided products or services.

The RBS Group seeks to safeguard its reputation by considering the impact on the value of its franchise from how it conducts business, its choice of customers and the way stakeholders view the RBS Group. Managing the RBS Group’s reputation is the joint responsibility of all employees, and reputational considerations should, as part of standard practice, be integrated into the RBS Group’s day-to-day decision making structures.

Currently the RBS Group manages reputational risk through a number of functions, such as divisions, RBS Group Communications, RBS Group Sustainability and an Environmental, Social and Ethical (ESE) risk management function. The latter function is responsible for assessing ESE risks associated with business engagements and business divisions.

The RBS Group Board has ultimate responsibility for managing any impact on the reputation of the RBS Group arising from its operations. The RBS Group Sustainability Committee (established at the beginning of 2010) sets the overall strategy and approach for the management of RBS Group sustainability. However, all parts of the RBS Group take responsibility for reputation management.

The risk is viewed as material given the central nature of the RBS Group’s market reputation in the strategic risk objectives.

Business risk*
Business risk is the potential risk of revenues being lower than expected and/or operating costs being higher than expected. It is influenced by a variety of factors, including pricing, sales volumes, input costs, regulations and the prevailing market and economic environment.

The RBS Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives (e.g. return on equity). As a large financial services group, it recognises and values the potential diversification benefits associated with differences in the nature and timing of potential business risk across its portfolio of businesses.

Business risk is identified, measured and managed through the RBS Group’s bi-annual strategic planning cycles. Expected profiles for revenues and costs are determined, on a bottom-up basis, through strategic plans and expectations of the external environment. These profiles are tested against a range of stress scenarios and factors to identify the key risk drivers behind any potential volatility, along with management actions to address and manage them.

The RBS Group Board has ultimate responsibility for the impact of any volatility in revenues and costs on the RBS Group’s performance. Business risk is incorporated within the RBS Group’s risk appetite target for earnings volatility, with an assessment of volatility in revenues and costs a key component in determining whether the RBS Group and its underlying businesses are within risk appetite.

The management of business risk lies primarily with divisional and business unit strategic teams, with oversight at the RBS Group level from the Finance, Strategy and Risk functions. Elements of business risk (e.g. regulatory changes) also overlap with other areas and are managed by the appropriate risk functions.

The risk is viewed as material given the central nature of unexpected changes in revenues and costs on the RBS Group’s ability to achieve its strategic objectives.

*unaudited

Pension risk*
The NatWest Group is exposed to risk from its defined benefit pension schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in legislation. The NatWest Group is exposed to the risk that the market value of the schemes’ assets, together with future returns and any additional future contributions could be considered insufficient to meet the liabilities as they fall due. In such circumstances, the NatWest Group could be obliged, or may choose, to make additional contributions to the schemes.

The RBS Group Pension Fund (‘Main scheme’) is the largest of the schemes and the main source of pension risk. The Main scheme operates under a trust deed under which the corporate trustee, RBS Pension Trustees Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc and the trustee board comprises six directors selected by the RBS Group and four directors nominated by members.

The trustee is solely responsible for the investment of the Main scheme’s assets, which are held separately from the assets of the RBS Group. Significant changes to asset strategy are discussed within the RBS Group Pension Risk Committee, which was established in 2011. The RBS Group and the trustee must agree on the Main scheme funding plan.

In October 2006, the Main scheme was closed to new employees. In November 2009, the RBS Group confirmed that it was making changes to the Main scheme and a number of other defined benefit schemes including the introduction of a limit of 2% per annum (or the annual change in the Consumer Price Index, if lower) to the amount of any salary increase that will count for pensionable purposes.

Risk appetite and investment policy are agreed by the trustee with quantitative and qualitative input from the scheme actuaries and investment advisers. The trustee also consults with the RBS Group to obtain its view on the appropriate level of risk within the pension fund.

Risk management framework
From a sponsor perspective, the RBS Group manages this risk using a framework that encompasses risk reporting and monitoring, stress testing, modelling and an associated governance structure that helps ensure the RBS Group is able to fulfil its obligation to support the defined benefit pension schemes to which it has exposure.

Reporting and monitoring
The RBS Group maintains an independent review of risk from a sponsor perspective within its pension funds. It achieves this through underlying regular pension risk reporting and monitoring to the RBS Group Board, RBS Group Board Risk Committee and RBS Group Risk Committee on the material pension schemes that the RBS Group has an obligation to support.

Stress testing and modelling
Throughout 2011, various pension risk stress testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios undertaken to meet integrated EBA, IMF and FSA stress testing requirements. On an annual basis, the Internal Capital Adequacy Assessment Process is also modelled; this entails assessing changes in pension asset and liability values over a 12-month horizon under various stresses and scenarios.

Governance
A key component of the pension risk framework is the RBS Group Pension Risk Committee, which was established in 2011 and has the authority to articulate the RBS Group’s view of risk appetite for the various RBS pension schemes. The Pension Risk Committee also serves as a formal link between the RBS Group and the Trustee of the RBS Group’s largest pension schemes on risk management asset of strategy and financing issues and, during 2011, facilitated an agreement between the two on mechanisms for reducing risk within the RBS Group Pension Fund.

Improvements in 2011 and next steps
As part of the continuing development of the pension risk management framework within RBS Group, key achievements in 2011 focused on improved stress testing and risk governance mechanisms. The framework will continue to be developed in 2012 with improvements in risk reporting and monitoring, modelling and stress testing capability along with the embedding of the pension risk governance structure implemented in 2011.

Main scheme
The most recent funding valuation, as at 31 March 2010, was agreed during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the RBS Group has agreed to pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. Further details are given in Note 4 on the accounts.

The assets of the Main scheme, which represent 94% of NW Group pension plan assets at 31 December 2011, are invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, and other assets including property and hedge funds. The trustee has taken measures to partially mitigate inflation and interest rate risks both by investment in suitable physical assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives within its portfolio to manage the allocation to asset classes and to manage risk within asset classes.

*unaudited

Financial review continued

Risk management: Pension risk* continued
The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) to changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements.

	Change in value of assets £m	Change in value of liabilities £m	Increase in net pension obligations £m
At 31 December 2011
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	106	200	(94)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	557	911	(354)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	104	1,118	(1,014)
Fall in equity values of 10%	(935)	—	(935)

At 31 December 2010
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	67	193	(126)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	355	799	(444)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	98	1,005	(907)
Fall in equity values of 10%	(1,083)	—	(1,083)

*unaudited

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2011.

Group structure
National Westminster Bank Plc (the ‘Bank’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the ‘holding company’), which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The ‘Group’ comprises the Bank and its subsidiary and associated undertakings. Details of the principal subsidiary undertakings and their activities are shown in Note 17 on the accounts. ‘RBS Group’ comprises The Royal Bank of Scotland Group plc (the ‘ultimate holding company’) and its subsidiary and associated undertakings.

The financial statements of The Royal Bank of Scotland Group plc can be obtained from RBS Secretariat, RBS Gogarburn, Edinburgh, EH12 1HQ, the Registrar of Companies or through the RBS Group’s website, www.rbs.com.

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company. In December 2009, the ultimate holding company issued a further £25.5 billion of new capital to HMT. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier 1 capital.

In 2011, the ultimate holding company issued 770.3 million ordinary shares in connection with employee share schemes. At 31 December 2011, HMT’s holding in the ultimate holding company’s ordinary shares was 66.9%.

Results and dividends
The loss attributable to the ordinary shareholders of the Bank for the year ended 31 December 2011 amounted to £3,852 million compared with a loss of £2,256 million for the year ended 31 December 2010, as set out in the consolidated income statement on page 112.

The Bank did not pay a dividend on ordinary shares in 2010 or 2011.

Business review
Activities
The Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions, are contained in the Financial review on page 5.

Asset Protection Scheme
On 22 December 2009, the Group’s parent company, The Royal Bank of Scotland plc, entered into an agreement, the Asset Protection Scheme (APS), with HMT acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT. The portfolio of covered assets includes assets recorded on the Group’s balance sheet. However, the Group is not entitled to benefit under this contract and there are no arrangements to transfer the protection to the Group. The APS has therefore no effect on the Group’s results and financial position.

Risk factors
The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Certain risk factors the Group faces are summarised on page 7. Fuller details of these and other risk factors are set out on pages 210 to 220.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 118 to 129.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk is discussed in the
Risk and balance sheet management section of the Financial review on pages 16 to 104.

Financial performance
A review of the Group’s performance during the year ended 31 December 2011 and the Group’s financial position as at that date is contained in the Financial review on pages 8 to 15.

Employees
Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach.

As at 31 December 2011, the Bank and its subsidiaries employed over 25,300 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

The RBS Group operates certain employee share plans in which eligible employees are able to participate and which align the interests of employees with those of the RBS Group shareholders.

Employee learning and development
The RBS Group maintains a strong commitment to providing all its employees with the opportunity to grow through learning and development, which in turn helps to achieve business objectives and drive excellent customer service. Employee Volunteering schemes make it easy for individuals and teams to give something back to their communities and make a real difference.

Employee communication
Employee engagement is encouraged through a range of communication channels, at both divisional and RBS Group level. These channels provide access to news and information in a number of ways, including the intranet, magazines, video, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior RBS Group executives regularly communicate with, and encourage feedback from, employees across a range of channels.

Report of the directors continued

Employee feedback
Every year since 1999, through the Your Feedback survey, employees in all the RBS Group’s businesses have shared their thoughts about what it’s like working for the RBS Group. These insights inform what the RBS Group needs to do to improve the way it works, whether it’s a local issue or something that affects everyone. Apart from an opportunity to listen to employees, the survey also enables the RBS Group to monitor levels of employee satisfaction and engagement compare with other companies.

Employee consultation
The RBS Group recognises employee representative organisations such as trade unions and work councils in a number of businesses and countries.

The RBS Group has two European employee fora that provide elected representatives with an opportunity to understand better its European operations.

Diversity and inclusion
During 2011, the RBS Group executive renewed its commitment to make workplace policies, processes and experiences inclusive for staff, customers and stakeholders.

Inclusion is built into the recruitment process, positive action programmes developing talent, flexible working policies and support for ill-health and disability-related absence. The RBS Group continues to support disabled people ensuring they have equal opportunities to recruitment, employment, promotion and training.

The RBS Group supports employee led networks such as Focused Women and Rainbow who support personal and career development through networking and training events.

This commitment to inclusion extends to supporting and participating in positive action programmes outside of the RBS Group aimed at cultivating future leaders including, ‘An Inspirational Journey’, the FTSE-100 cross-company mentoring and Glass Ladder programmes. The RBS Group maintains its involvement with external charitable networks and events such as Manchester Pride.

This approach to inclusion extends to the marketplace with the RBS Women in Business Ambassadors who support and guide more and more women to take the step of starting their own business.

Performance is monitored and reviewed at RBS Group and divisional level and the RBS Group is supportive of the recommendations of Lord Davies' Report. There are currently three female directors on the Board out of a total of 13 directors. The Group expects to meet the aspirational target of 25 per cent female Board representation in 2012. As at 31 December 2011, 18 per cent of executives and 53 per cent of employees were female.

Safety, health and wellbeing
Ensuring the safety, health and wellbeing of employees and customers is an important responsibility for the RBS Group.

The RBS Group is committed to ensuring legal compliance and managing health and safety risks. During 2011, increased focus on leadership, governance and the effectiveness of controls delivered improvements in health and safety performance.

A wide range of health benefits and services are in place to help employees maintain good physical and psychological health, and support them if they do become unwell. A number of these services have been enhanced and promoted in response to the impact of the economic environment.

Pre-employment screening
The RBS Group has a comprehensive pre-employment screening process to guard against possible infiltration and employee-related fraud for all direct and non-direct staff engaged on RBS Group business.

Code of conduct
The code of conduct applies to everyone who works for the RBS Group. It promotes honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. The RBS Group recognises that personal conduct, business integrity and the RBS Group’s security are crucial, and the code of conduct serves to inform those who work for us of the RBS Group’s expectations of their behaviour and practices.

Sustainability
Sustainability is central to the way the RBS Group is managed. Sustainability is not just about the many responsibilities and obligations that the RBS Group has in a legal sense, but about specific issues that need to be addressed to ensure that the RBS Group is a healthy and respected business operating on a sustainable basis. There is a clear governance structure for RBS Group Sustainability that oversees and aligns the RBS Group's approach to the range of ethical, social and environmental issues which confront the business on a daily basis.

The RBS Group continues to do significant work and address challenges across five key themes: Fair banking, Supporting enterprise, Employee engagement, Safety and security and Citizenship and environmental sustainability.

Going concern
The directors, having considered the Bank’s business activities and financial position discussed in the Financial review including the Group’s regulatory capital resources (pages 23 to 25) and its liquidity and funding profile (pages 26 to 30) and the risk factors set out on pages 210 to 220 and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2011, approved on 22 February 2012, which were prepared on a going concern basis.

Report of the directors continued

Corporate governance
Internal control over financial reporting
The internal controls over financial reporting for the Group are consistent with those at the RBS Group level. The RBS Group is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2011.

The Group assessed the effectiveness of its internal control over financial reporting as of 31 December 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in ‘Internal Control - Integrated Framework'.

The Group is required to comply with Section 404(a) of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2011. Based on the criteria discussed above, the Group concluded the internal control over financial reporting is effective. The Group's auditors are not required to report on the Group’s internal control over financial reporting.

Board of directors
The Board is the main decision-making forum for the Bank. It has overall responsibility for management of the business and affairs of the Group, the establishment of Group strategy and the allocation and raising of capital, and is accountable to shareholders for financial and operational performance. The Board considers strategic issues and ensures the Group manages risk effectively through approving and monitoring the Group’s risk appetite, considering Group stress scenarios and agreed mitigants and identifying longer term strategic threats to the Group’s business operations. The Board’s terms of reference includes key aspects of the Bank’s affairs reserved for the Board’s decision and are reviewed bi-annually.

There are a number of areas where the Board has delegated specific responsibility to management, including the Group Chief Executive and the Group Finance Director. These include responsibility for the operational management of the Group’s businesses as well as reviewing high level strategic issues and considering risk appetite, risk policies and risk management strategies in advance of these being considered by the Board and/or its Committees. Specific delegated authorities are also in place in relation to business commitments across the Group.

The roles of Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all executive and non-executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with authority delegated by the Board. The non-executive directors combine broad business and commercial experience with independent and objective judgement.

The Group Audit Committee comprises at least three independent non-executive directors and assists the Board in discharging its responsibilities for the disclosure of the financial affairs of the Group. It reviews the accounting policies, financial reporting and regulatory compliance practices of the Group, the Group’s system and standards of internal controls, and monitors the Group’s processes for internal audit and external audit and reviews the practices of the Divisional Risk and Audit Committees.

The Board Risk Committee comprises at least three independent non-executive directors. It provides oversight and advice to the Board on current and potential future risk exposures of the Group and risk strategy. It reviews the Group’s performance on risk appetite and oversees the operation of the Group Policy Framework.

The Group Remuneration Committee comprises at least three independent non-executive directors and has oversight of the Group’s policy on remuneration. It also considers senior executive remuneration and makes recommendations to the Board on remuneration of executive directors.

The Group Nominations Committee comprises all of the non-executive directors, and is chaired by the Chairman of the Group. It assists the Board in the selection and appointment of directors. It reviews the structure, size and composition of the Board, and membership and chairmanship of Board committees.

The Group Sustainability Committee is chaired by the Senior Independent Director and is attended by the Chairman and members of the Group executive and senior management. It is responsible for reviewing the Group’s overall sustainability strategy, values and policies and aligning the Group’s approach to ethical, social and environmental issues.

The Executive Committee comprises the Group’s most senior executives and is responsible for managing Group-wide issues and those operational issues that affect the broader Group. It reviews strategic issues and initiatives, monitors financial performance and capital allocations, and considers risk strategy, policy and risk management.

The Management Committee comprises members of the Executive Committee together with a number of other senior executives and meets regularly, up to three to four times annually, as a vehicle for strategy and business performance review.

Report of the directors continued

Share capital
Details of the ordinary and preference share capital at 31 December 2011 are shown in Note 25 on the accounts.

Directors
The current members of the Board of directors are shown on page 2.

Sandy Crombie, Philip Hampton, Stephen Hester, Penny Hughes, Joe MacHale, John McFarlane, Brendan Nelson, Art Ryan, Philip Scott and Bruce Van Saun all served throughout the year and to the date of signing of the financial statements.

Alison Davis and Baroness Noakes were appointed as non-executive directors on 1 August 2011. Tony Di Iorio was appointed as a non-executive director on 1 September 2011. Colin Buchan retired as a non-executive director on 5 August 2011, having served just over nine years on the Board. John McFarlane will step down from the Board on 31 March 2012.

All directors of the company stand for re-election annually and, with the exception of John McFarlane, all directors will stand for election or re-election by shareholders at the Annual General Meeting in 2012.

Directors’ interests
The interests of the directors in the shares of the ultimate holding company at 31 December 2011 are disclosed in the Report and Accounts of that company. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the Bank or any of the subsidiaries of the Bank, during the period from 1 January 2011 to 30 March 2012.

Directors' indemnities
In terms of section 236 of the Companies Act 2006 (the ‘Companies Act’), Qualifying Third Party Indemnity Provisions have been issued by the ultimate holding company to directors, members of the RBS Group’s Executive and Management Committees and FSA Approved Persons.

In terms of Section 236 of the Companies Act, Qualifying Pension Scheme Indemnity Provisions have been issued to all trustees of the RBS Group’s pension schemes.

Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Charitable contributions
The total amount given for charitable purposes by the Group during the year ended 31 December 2011 was £5.0 million (2010 - £4.5 million).

Political donations
During 2011, no political donations were made in the UK or EU, nor any political expenditure in the UK or EU.

Policy and practice on payment of creditors
The Group is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Group’s policy to negotiate and agree terms and conditions with its suppliers, which includes the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2011, the Group’s trade creditors represented 27 days (2010 - 29 days) of amounts invoiced by suppliers.

Directors’ disclosure to auditors
Each of the directors at the date of approval of this report confirms that:

(a) so far as the director is aware, there is no relevant audit information of which the Bank’s auditors are unaware; and

(b) the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the Bank’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act.

Auditors
The auditors, Deloitte LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte LLP as the Bank’s auditor will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Aileen Taylor
Secretary
30 March 2012

National Westminster Bank Plc
is registered in England No. 929027

Controls and procedures

Disclosure controls and procedures
As required by US regulations, the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules under the US Securities Exchange Act of 1934) have been evaluated. This evaluation has been considered and approved by the Board which has instructed the Group Chief Executive and the Group Finance Director to certify that, as at 31 December 2011, the Company’s disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

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

NatWest Group’s internal control over financial reporting is a component of an overall system of internal control. NatWest Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and it includes:

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

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2011, NatWest Group’s internal control over financial reporting is effective.

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

There was no change in the Company’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting

Corporate Governance
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

The Group Audit Committee complies with the provisions of the NYSE corporate governance listing standards that relate to the composition, responsibilities and operationof audit committees.

Statement of directors’ responsibilities

The directors are responsible for the preparation of the Annual Report and Accounts.

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
30 March 2012

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

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

30 March 2012

Board of directors
Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di Iorio Penny Hughes Joe MacHale John McFarlane Brendan Nelson Baroness Noakes Arthur ‘Art’ Ryan Philip Scott

Report of Independent Registered Public Accounting Firm to the members of
National Westminster Bank Plc

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries (together "the Group") as at 31 December 2011, 2010 and 2009 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2011, the notes 1 to 40 and the information identified as ‘audited’ in the Risk and balance sheet management section of the Financial review.  These financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of the Group as at 31 December 2011, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2011, in conformity with International Financial Reporting Standards (IFRS) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

/s/ Deloitte LLP
London, United Kingdom
30 March 2012

Consolidated income statement for the year ended 31 December 2011

		2011	2010	2009
	Note	£m	£m	£m
Interest receivable	1	6,183	6,070	6,451
Interest payable	1	(3,176)	(2,909)	(3,254)
Net interest income	1	3,007	3,161	3,197
Fees and commissions receivable	2	2,790	3,984	4,079
Fees and commissions payable	2	(343)	(1,248)	(1,241)
Income from trading activities	2	244	825	1,454
Gain on redemption of own debt	2	251	145	381
Other operating income	2	142	1,199	1,404
Non-interest income		3,084	4,905	6,077
Total income		6,091	8,066	9,274
Staff costs
- excluding curtailment gains		(1,796)	(1,887)	(1,749)
- pension schemes curtailment gains		—	—	544
Premises and equipment		(376)	(368)	(407)
Other administrative expenses		(3,336)	(2,816)	(2,147)
Depreciation and amortisation		(218)	(232)	(247)
Operating expenses	3	(5,726)	(5,303)	(4,006)
Profit before impairment losses		365	2,763	5,268
Impairment losses	13	(4,792)	(5,144)	(4,139)
Operating (loss)/profit before tax		(4,427)	(2,381)	1,129
Tax	6	583	117	5
(Loss)/profit for the year		(3,844)	(2,264)	1,134

(Loss)/profit attributable to:
Non-controlling interests		8	(8)	—
Ordinary shareholders		(3,852)	(2,256)	1,134
		(3,844)	(2,264)	1,134

The accompanying notes on pages 130 to 198, the accounting policies on pages 118 to 129 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 104 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2011

	2011	2010	2009
	£m	£m	£m
(Loss)/profit for the year	(3,844)	(2,264)	1,134
Other comprehensive (loss)/income
Available-for-sale financial assets	(6)	(5)	43
Cash flow hedges	3	(12)	(42)
Currency translation	(267)	163	(795)
Other comprehensive (loss)/income before tax	(270)	146	(794)
Tax credit/(charge)	1	(1)	(2)
Other comprehensive (loss)/income after tax	(269)	145	(796)
Total comprehensive (loss)/income for the year	(4,113)	(2,119)	338

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	(4)	(22)	(41)
Ordinary shareholders	(4,109)	(2,097)	379
	(4,113)	(2,119)	338

The accompanying notes on pages 130 to 198, the accounting policies on pages 118 to 129 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 104 form an integral part of these financial statements.

Balance sheets as at 31 December 2011

		Group			Bank
		2011	2010	2009	2011	2010	2009
	Note	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	10	1,918	1,824	1,805	917	867	906
Amounts due from holding company and subsidiaries	10	151,447	138,404	117,859	104,345	92,354	78,269
Other loans and advances to banks	10	14,754	17,525	15,371	2,399	3,092	3,163
Loans and advances to banks	10	166,201	155,929	133,230	106,744	95,446	81,432
Amounts due from subsidiaries	10	7,904	9,305	14,295	7,069	8,698	14,710
Other loans and advances to customers	10	134,985	145,828	150,108	61,691	68,926	73,846
Loans and advances to customers	10	142,889	155,133	164,403	68,760	77,624	88,556
Debt securities subject to repurchase agreements	27	30,647	34,568	30,602	—	—	—
Other debt securities		10,358	4,926	4,187	3,691	3,241	2,163
Debt securities	15	41,005	39,494	34,789	3,691	3,241	2,163
Equity shares	16	928	904	966	10	15	13
Investments in Group undertakings	17	—	—	—	7,235	5,743	6,783
Settlement balances		2,468	3,761	4,573	78	—	—
Amounts due from holding company and subsidiaries	14	2,452	1,363	2,429	1,755	748	1,559
Other derivatives	14	2,745	2,097	2,041	2,057	1,496	1,341
Derivatives	14	5,197	3,460	4,470	3,812	2,244	2,900
Intangible assets	18	812	683	748	389	359	380
Property, plant and equipment	19	2,982	3,191	3,300	815	811	837
Deferred tax	23	579	574	568	—	88	—
Prepayments, accrued income and other assets	20	2,573	1,579	1,876	1,420	752	1,004
Total assets		367,552	366,532	350,728	193,871	187,190	184,974

Liabilities
Amounts due to holding company and subsidiaries	10	39,971	40,343	45,020	11,984	17,471	18,946
Other deposits by banks	10	14,758	12,209	16,413	4,087	2,728	2,963
Deposits by banks	10	54,729	52,552	61,433	16,071	20,199	21,909
Amounts due to subsidiaries	10	3,634	4,173	9,539	3,734	4,384	11,337
Other customer accounts	10	251,076	252,059	217,924	150,468	144,650	131,688
Customer accounts	10	254,710	256,232	227,463	154,202	149,034	143,025
Debt securities in issue	10	4,239	8,262	11,470	—	—	—
Settlement balances	10	2,911	2,943	3,027	11	4	—
Short positions	21	13,482	13,943	13,917	—	—	—
Amounts due to holding company and subsidiaries	14	5,119	3,058	3,941	3,771	1,572	2,343
Other derivatives	14	973	497	373	481	187	163
Derivatives	14	6,092	3,555	4,314	4,252	1,759	2,506
Accruals, deferred income and other liabilities	22	5,484	4,444	3,827	2,844	1,465	910
Retirement benefit liabilities	4	207	608	512	255	608	472
Deferred tax	23	289	41	285	222	—	217
Amounts due to holding company	10	6,114	5,243	5,148	4,415	3,713	3,710
Other subordinated liabilities	10	1,888	2,340	3,851	1,749	2,197	3,395
Subordinated liabilities	24	8,002	7,583	8,999	6,164	5,910	7,105
Total liabilities		350,145	350,163	335,247	184,021	178,979	176,144

Non-controlling interests		1,272	1,315	1,282	—	—	—
Owners’ equity	25	16,135	15,054	14,199	9,850	8,211	8,830
Total equity		17,407	16,369	15,481	9,850	8,211	8,830

Total liabilities and equity		367,552	366,532	350,728	193,871	187,190	184,974

The accompanying notes on pages 130 to 198, the accounting policies on pages 118 to 129 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 104 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 30 March 2012 and signed on its behalf by:

Philip Hampton Chairman National Westminster Bank Plc Registration No. 929027	Stephen Hester Group Chief Executive	Bruce Van Saun Group Chief Executive

Statement of changes in equity for the year ended 31 December 2011

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium account
At 1 January	2,225	2,226	1,291	2,225	2,226	1,291
Ordinary shares issued	—	—	935	—	—	935
Redemption of preference shares classified as debt	—	(1)	—	—	(1)	—
At 31 December	2,225	2,225	2,226	2,225	2,225	2,226

Available-for-sale reserve
At 1 January	8	16	(18)	6	5	—
Unrealised (losses)/gains	(19)	(25)	78	(3)	2	7
Realised losses/(gains)	13	20	(35)	—	—	—
Tax	3	(3)	(9)	1	(1)	(2)
At 31 December	5	8	16	4	6	5

Cash flow hedging reserve
At 1 January	(15)	(5)	30	(16)	(7)	(119)
Amount recognised in equity	—	1	(5)	—	—	96
Amount transferred from equity to earnings	3	(13)	(37)	4	(11)	61
Tax	(2)	2	7	(2)	2	(45)
At 31 December	(14)	(15)	(5)	(14)	(16)	(7)

Foreign exchange reserve
At 1 January	1,323	1,146	1,900	(9)	(12)	(44)
Retranslation of net assets	(251)	169	(805)	—	3	32
Foreign currency (losses)/gains on hedges of net assets	(4)	8	51	—	—	—
At 31 December	1,068	1,323	1,146	(9)	(9)	(12)

Capital redemption reserve
At 1 January	647	614	614	647	614	614
Redemption of preference shares classified as debt	—	33	—	—	33	—
At 31 December	647	647	614	647	647	614

Retained earnings
At 1 January	9,188	8,524	6,640	3,680	4,326	4,160
(Loss)/profit attributable to ordinary shareholders	(3,852)	(2,256)	1,134	(3,561)	(3,564)	(584)
Share-based payments - tax	(10)	2	—	—	—	—
Redemption of preference shares classified as debt	—	(32)	—	—	(32)	—
Capital contribution	5,200	2,950	750	5,200	2,950	750
At 31 December	10,526	9,188	8,524	5,319	3,680	4,326

Owners’ equity at 31 December	16,135	15,054	14,199	9,850	8,211	8,830

	Group			Bank
	£2011m	£2010m	£2009m	£2011m	£2010m	£2009m

Non-controlling interests
At 1 January	1,315	1,282	1,323	—	—	—
Currency translation adjustments and other movements	(12)	(14)	(41)	—	—	—
Profit/(loss) attributable to non-controlling interests	8	(8)	—	—	—	—
Equity raised	—	58	—	—	—	—
Equity withdrawn and disposals	(39)	(3)	—	—	—	—
At 31 December	1,272	1,315	1,282	—	—	—

Total equity at 31 December	17,407	16,369	15,481	9,850	8,211	8,830

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(4)	(22)	(41)	—	—	—
Ordinary shareholders	(4,109)	(2,097)	379	(3,561)	(3,569)	(435)
	(4,113)	(2,119)	338	(3,561)	(3,569)	(435)

The accompanying notes on pages 130 to 198, the accounting policies on pages 118 to 129 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 104 form an integral part of these financial statements.

Cash flow statements for the year ended 31 December 2011

		Group			Bank
		2011	2010	2009	2011	2010	2009
	Note	£m	£m	£m	£m	£m	£m
Operating activities
Operating (loss)/profit before tax		(4,427)	(2,381)	1,129	(4,096)	(3,864)	(692)
Adjustments for:
Depreciation and amortisation		218	232	247	132	140	156
Write-down of investment in subsidiaries		—	—	—	2,337	3,826	2,281
Interest on subordinated liabilities		233	224	454	221	209	414
Charge for defined benefit pension schemes		139	270	54	99	213	(29)
Pension scheme curtailment gains		—	—	(544)	—	—	(358)
Cash contribution to defined benefit pension schemes		(550)	(174)	(213)	(452)	(77)	(124)
Gain on redemption of own debt		(251)	(145)	(381)	—	(145)	(381)
Elimination of foreign exchange differences		(41)	(1,175)	2,063	95	(27)	421
Other non-cash items		3,637	2,944	3,272	371	(467)	1,449
Net cash (outflow)/inflow from trading activities		(1,042)	(205)	6,081	(1,293)	(192)	3,137
Changes in operating assets and liabilities		7,409	20,199	58,112	16,095	18,233	46,091
Net cash flows from operating activities before tax		6,367	19,994	64,193	14,802	18,041	49,228
Income taxes received/(paid)		453	406	(1,092)	527	300	(554)
Net cash flows from operating activities	30	6,820	20,400	63,101	15,329	18,341	48,674

Investing activities
Sale and maturity of securities		444	1,131	2,253	35	468	36
Purchase of securities		(61)	(89)	(2,319)	—	(2)	(2,158)
Sale of property, plant and equipment		120	81	36	5	17	12
Purchase of property, plant and equipment		(287)	(306)	(1,484)	(93)	(66)	(11)
Net investment in business interests and intangible assets	31	(98)	204	(31)	(3,873)	(2,852)	(1,924)
Net cash flows from investing activities		118	1,021	(1,545)	(3,926)	(2,435)	(4,045)

Financing activities
Issue of ordinary shares		—	—	935	—	—	935
Issue of subordinated liabilities		894	193	1,000	700	—	1,000
Proceeds of non-controlling interests issued		—	58	—	—	—	—
Capital contribution		5,200	2,950	750	5,200	2,950	750
Redemption of non-controlling interests		(39)	(3)	—	—	—	—
Repayment of subordinated liabilities		(431)	(1,405)	(1,250)	(431)	(1,015)	(1,052)
Interest on subordinated liabilities		(238)	(269)	(536)	(226)	(254)	(495)
Net cash flows from financing activities		5,386	1,524	899	5,243	1,681	1,138
Effects of exchange rate changes on cash and cash equivalents		(190)	1,152	(3,010)	(116)	35	(500)

Net increase in cash and cash equivalents		12,134	24,097	59,445	16,530	17,622	45,267
Cash and cash equivalents at 1 January		133,617	109,520	50,075	83,823	66,201	20,934
Cash and cash equivalents at 31 December	34	145,751	133,617	109,520	100,353	83,823	66,201

The accompanying notes on pages 130 to 198, the accounting policies on pages 118 to 129 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 104 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts
The accounts are prepared on a going concern basis (see page 106 of the Report of the directors) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group’s financial statements are prepared in accordance with IFRS as issued by the IASB.

The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged. The Bank’s financial statements and the Group’s consolidated financial statements are presented in sterling which is the functional currency of the Bank.

The Bank is incorporated in the UK and registered in England. The Bank accounts are presented in accordance with the Companies Act 2006.

There are a number of changes to IFRS that were effective from 1 January 2011. They have had no material effect on the Group’s financial statements of the Group or the Bank:

IFRIC 19 ‘Extinguishing Financial Liabilities with Equity Instruments’ provides guidance on the accounting treatment when financial liabilities are settled with equity instruments.

Amendment to IAS 32 ‘Financial Instruments: Presentation’ - ‘Classification of Rights Issues’ amends IAS 32 so that rights, options or warrants that are fixed for fixed (i.e. a fixed amount of cash for a fixed number of instruments) offered pro rata to all owners of a class of instrument are classified as equity instruments regardless of the currency denomination of the exercise price.

Amendment to IFRIC 14 ‘IAS 19 ‘The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’ - ‘Prepayments of a Minimum Funding Requirement’ applies in the limited circumstances where an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits the benefit of such an early payment to be treated as an asset.

May 2010 ‘Annual Improvements to IFRS’ makes non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording.

Revised IAS 24 ‘Related Party Disclosures’ simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party.

2. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain special purpose entities) that are controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary acquired is included in the consolidated financial statements from the date it is controlled by the Group up until the date the Group ceases to control it through a sale or a significant change in circumstances. Changes in interest that do not result in a loss of control are accounted for as equity transactions.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition
Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those measured at fair value are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss.

Accounting policies continued

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

4. Employee benefits
Short-term employee benefits, such as salaries, paid absences, and other benefits are accounted for on an accruals basis over the period in which the employees provide the related services. Group employees may receive variable compensation satisfied by cash, by debt instruments issued by the RBS Group or by shares in The Royal Bank of Scotland Group plc. Variable compensation that is settled in cash or debt instruments is charged to profit or loss over the period from the start of the year to which the variable compensation relates to the expected settlement date taking account of forfeiture and claw back criteria.

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Cumulative actuarial gains or losses that exceed 10 per cent. of the greater of the assets or the obligations of the scheme are amortised to the income statement over the expected average remaining lives of participating employees. Past service costs are recognised immediately to the extent that the benefits have vested; otherwise they are amortised over the period until the benefits become vested.

Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit). Contributions to defined contribution pension schemes are recognised in profit or loss when payable.

5. Intangible assets and goodwill
Intangible assets acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets’ estimated economic lives using methods that best reflect the pattern of economic benefits and is included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Intangible assets include goodwill arising on the acquisition of subsidiaries and joint ventures. Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration transferred, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary’s net assets over the Group's interest in the net fair value of the subsidiary’s identifiable assets, liabilities and contingent liabilities. Goodwill arises on the acquisition of a joint venture when the cost of investment exceeds the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities. Goodwill is measured at initial cost less any subsequent impairment losses. Goodwill arising on the acquisition of associates is included within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

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

The residual value and useful life of property, plant and equipment are reviewed at each balance sheet date and updated for any changes to previous estimates.

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

If an asset does not generate cash flows that are independent from those of other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. The recoverable amount of an asset or cash-generating unit is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been taken into account in estimating future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value is not greater than it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

8. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. Investment property is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease in Other operating income. Lease incentives granted are recognised as an integral part of the total rental income.

9. Foreign currencies
The Group’s consolidated financial statements are presented in sterling which is the functional currency of the Bank.

Group entities record transactions in foreign currencies in the currency of the primary economic environment in which they operate (their functional currency) at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 22).

Accounting policies continued

Non-monetary items denominated in foreign currencies that are stated at fair value are translated into the relevant functional currency at the foreign exchange rates ruling at the dates the values are determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are recognised in other comprehensive income unless the asset is the hedged item in a fair value hedge.

Assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. Income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to profit or loss on disposal or partial disposal of a foreign operation.

10. Leases
As lessor
Contracts with customers to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer; all other contracts with customers to lease assets are classified as operating leases.

Finance lease receivables are included in the balance sheet, within Loans and advances to banks and Loans and advances to customers, at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment and included in Interest receivable. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

As lessee
The Group’s contracts to lease assets are principally operating leases. Operating lease rental expense is included in Premises and equipment costs and recognised as an expense on a straight-line basis over the lease term unless another systematic basis better represents the benefit to the Group.

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

If the Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting the Group’s contractual obligations exceed the expected economic benefits. When the Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income).

Contingent liabilities are possible obligations arising from past events, whose existence will be confirmed only by uncertain future events, or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

12. Tax
Income tax expense or income, comprising current tax and deferred tax, is recorded in the income statement except income tax on items recognised outside profit or loss which is credited or charged to other comprehensive income or to equity as appropriate.

Current tax is income tax payable or recoverable in respect of the taxable profit or loss for the year arising in income or in equity. Provision is made for current tax at rates enacted or substantively enacted at the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that they will be recovered. Deferred tax is not recognised on temporary differences that arise from initial recognition of an asset or a liability in a transaction (other than a business combination) that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is calculated using tax rates expected to apply in the periods when the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, at the balance sheet date.

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to offset and where they relate to income taxes levied by the same taxation authority either on an individual Group company or on Group companies in the same tax group that intend, in future periods, to settle current tax liabilities and assets on a net basis or on a gross basis simultaneously.

13. Financial assets
On initial recognition, financial assets are classified into held-to-maturity investments; held-for-trading; designated as at fair value through profit or loss; loans and receivables; or available-for-sale financial assets. Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way transactions in financial assets are recognised on trade date.

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

Available-for-sale financial assets - financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see Accounting policy 3) as are gains and losses attributable to the hedged risk on available-for-sale financial assets that are hedged items in fair value hedges (see Accounting policy 22). Other changes in the fair value of available-for-sale financial assets and any related tax are reported in other comprehensive income until disposal, when the cumulative gain or loss is reclassified from equity to profit or loss.

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

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or property, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment property. Where the Group’s interest in equity shares following the exchange is such that the Group controls an entity, that entity is consolidated.

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For portfolios that are collectively assessed for impairment, the timing of write off principally reflects historic recovery experience for each portfolio. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write offs will be prompted by bankruptcy, insolvency, restructuring and similar events. Most debt is written off within five years of the recognition of the initial impairment. It is not the Group’s usual practice to write-off all or part of the asset at the time an impairment loss is recognised; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

Financial assets carried at fair value - when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in other comprehensive income and there is objective evidence that it is impaired, the cumulative loss is reclassified from equity to profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

15. Financial liabilities
On initial recognition, financial liabilities are classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost. Issues of financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial liabilities are recognised on trade date.

Held-for-trading - a financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

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

Financial liabilities designated as at fair value through profit or loss include structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see Accounting policy 3).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

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

18. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt’s carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

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

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised. Cash collateral given or received is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

20. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

Accounting policies continued

21. Capital instruments
The Group classifies a financial instrument that it issues as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms and as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

Incremental costs that are directly attributable to an equity transaction are deducted from equity net of any related tax.

The consideration for any ordinary shares of the company purchased by the Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act. On the sale or reissue of treasury shares the consideration received is credited to equity, net of any directly attributable incremental costs and related tax.

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

Gains and losses arising from changes in the fair value of derivatives that are not the hedging instrument in a qualifying hedge are recognised as they arise in profit or loss. Gains and losses are recorded in Income from trading activities except for gains and losses on those derivatives that are managed together with financial instruments designated at fair value; these gains and losses are included in Other operating income.

The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally designated and documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued. Hedge accounting is also discontinued if the Group revokes the designation of a hedge relationship.

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and, where the hedged item is measured at amortised cost, adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss in equity is recognised in profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss in equity is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge. On disposal or partial disposal of a foreign operation the amount accumulated in equity is reclassified from equity to profit or loss.

23. Cash and cash equivalents
In the cash flow statement, cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

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

Loan impairment provisions
The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated, can include for loans that are individually assessed: the non-payment of interest or principal; debt restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and, for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan’s original effective interest rate.

At 31 December 2011, loans and advances to customers classified as loans and receivables totalled £130,546 million (2010 - £142,973 million; 2009 - £158,944 million) and customer loan impairment provisions amounted to £12,338 million (2010 - £9,400 million; 2009 - £5,665 million).

There are two components to the Group’s loan impairment provisions: individual and collective.

Individual component - all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group’s portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer’s debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of the security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

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

Accounting policies continued

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recorded in the balance sheet as an asset (surplus) or liability (deficit).

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

A pension asset of £24 million and a liability of £207 million were recognised on the balance sheet at 31 December 2011 (2010 asset - £13 million, liability - £608 million; 2009 - asset £10 million, liability - £512 million).

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

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) - principally comprise reverse repurchase agreements (reverse repos).

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

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial instrument in an active market is the number of units of the instrument held times the current bid price (for financial assets) or offer price (for financial liabilities). In determining the fair value of derivative financial instruments gross long and short positions measured at current mid market prices are adjusted by bid-offer reserves calculated on a portfolio basis. Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. More details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 11 on pages 148 to 155.

Deferred tax
The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £579 million were recognised as at 31 December 2011 (2010 - £574 million; 2009 - £568 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections prepared for impairment reviews (see Note 18) indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within four years (2010 - eight years). The Group’s cumulative losses are principally attributable to the recent unparalleled market conditions. Deferred tax assets of £517 million (2010 - £281 million; 2009 - £26 million) have not been recognised in respect of tax losses carried forward in jurisdictions where doubt exists over the availability of future taxable profits.

Accounting developments
International Financial Reporting Standards
The IASB issued IFRS 9 ‘Financial Instruments’ in November 2009 simplifying the classification and measurement requirements in IAS 39 in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on principal and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss.

In October 2010, IFRS 9 was updated to include requirements in respect of the classification and measurement of liabilities. These do not differ markedly from those in IAS 39 except for the treatment of changes in the fair value of financial liabilities that are designated as at fair value through profit or loss attributable to own credit; these must be presented in other comprehensive income.

In December 2010, the IASB issued amendments to IFRS 9 and to IFRS 7 ‘Financial Instruments: Disclosures’ delaying the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015 and introducing revised transitional arrangements including additional transition disclosures. If an entity implements IFRS 9 in 2012 the amendments permit it either to restate comparative periods or to provide the additional disclosures. The additional transition disclosures must be given if implementation takes place after 2012.

IFRS 9 makes major changes to the framework for the classification and measurement of financial instruments and will have a significant effect on the Group's financial statements. The Group is assessing the effect of IFRS 9 which will depend on the outcome of the other phases of the IASB's IAS 39 replacement project and on the outcome the IASB’s tentative decision at its December 2011 meeting to reconsider the following topics:

•	additional application guidance to clarify how the instrument characteristics test was intended to be applied.

•	bifurcation of financial assets, after considering any additional guidance for the instrument characteristics test.

•	expanded use of other comprehensive income or a third business model for some debt instruments.

‘Disclosures - Transfers of Financial Assets (Amendments to IFRS 7)’ was published by the IASB in October 2010. This replaces IFRS 7’s existing derecognition disclosure requirements with disclosures about (a) transferred assets that are not derecognised in their entirety and (b) transferred assets that are derecognised in their entirety but where an entity has continuing involvement in the transferred asset. The amendments are effective for annual periods beginning on or after 1 July 2011.

The IASB issued an amendment to IAS 12 ‘Income Taxes’ in December 2010 to clarify that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability. The amendment and consequential withdrawal of SIC 21 ‘Deferred Tax: Recovery of Underlying Assets’, effective for annual periods beginning on or after 1 January 2012, is not expected to have a material effect on the Group or the company.

In May 2011, the IASB issued six new or revised standards:

IFRS 10 ‘Consolidated Financial Statements’ which replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

IAS 27 ‘Separate Financial Statements’ which comprises those parts of the existing IAS 27 that dealt with separate financial statements.

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31’ Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method.

Accounting policies continued

IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 ‘Disclosure of Interests in Other Entities’ covers disclosures for entities reporting under IFRS 10 and IFRS 11 replacing those in IAS 28 and IAS 27. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

IFRS 13 ‘Fair Value Measurement’ which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements.

The standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the standards to determine their effect on the Group’s financial reporting.

In June 2011, the IASB issued amendments to two standards:

Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendments are effective for annual periods beginning on or after 1 July 2012. Earlier application is permitted.

Amendments IAS 19 ‘Employee Benefits’ require the immediate recognition of all actuarial gains and losses eliminating the ‘corridor approach’; interest cost to be calculated on the net pension liability or asset at the appropriate corporate bond rate; and all past service costs to be recognised immediately when a scheme is curtailed or amended.

These amendments are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted. The Group is reviewing the amendments to determine their effect on the Group’s financial reporting.

In December 2011, the IASB issued ’Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ and ‘Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’. The amendment to IAS 32 adds application guidance on the meaning of ‘a legally enforceable right to set off’ and on simultaneous settlement. IFRS 7 is amended to require disclosures facilitating comparisons between those entities reporting under IFRS and those reporting under US GAAP. The amendments are effective for annual periods beginning on or after 1 January 2014 and are required to be applied retrospectively.

Notes on the accounts

1 Net interest income
	Group
	2011	2010	2009
	£m	£m	£m
Loans and advances to customers	4,665	4,685	4,985
Loans and advances to banks	1,358	1,324	1,367
Debt securities	160	61	99
Interest receivable	6,183	6,070	6,451

Customer accounts: demand deposits	369	364	318
Customer accounts: savings deposits	1,220	959	761
Customer accounts: other time deposits	540	404	603
Deposits by banks	728	864	837
Debt securities in issue	75	95	285
Subordinated liabilities	233	224	454
Internal funding of trading business	11	(1)	(4)
Interest payable	3,176	2,909	3,254

Net interest income	3,007	3,161	3,197

Notes on the accounts continued

2 Non-interest income

	Group
	2011	2010	2009
	£m	£m	£m
Fees and commissions receivable
Payment services	742	886	924
Credit and debit card fees	581	1,770	1,717
Lending (credit facilities)	373	306	437
Brokerage	412	376	308
Trade finance	50	54	47
Investment management	402	346	312
Other	230	246	334
	2,790	3,984	4,079

Fees and commissions payable	(343)	(1,248)	(1,241)

Income from trading activities (1)
Foreign exchange	140	67	179
Interest rate	(440)	(84)	886
Credit	528	841	(609)
Equities	4	1	225
Commodities	—	—	802
Other	12	—	(29)
	244	825	1,454

Gain on redemption of own debt (2)	251	145	381

Other operating income
Operating lease and other rental income	61	102	61
Changes in the fair value of securities and other financial assets and liabilities	48	(43)	44
Changes in the fair value of investment properties	(115)	(114)	107
Profit/(loss) on sale of securities	3	(19)	60
Profit on sale of property, plant and equipment	2	4	4
Profit on sale of subsidiaries and associates	45	938	384
Dividend income (3)	7	149	592
Share of profits/(losses) of associated entities	10	4	(27)
Other income (4)	81	178	179
	142	1,199	1,404

Notes:
(1)
The analysis of income from trading activities is based on how the business is organised and the underlying risks managed. Income from trading activities comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs. The types of instruments include:

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
- Equities: equities, equity derivatives and related hedges and funding.
- Commodities: commodity contracts and related hedges and funding.
(2)
In June 2011, the Group redeemed certain mortgage backed debt securities in exchange for cash, resulting in gains totalling £251 million being credited to profit or loss. In a series of exchange and tender offers in April 2009 and May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. Gains of £145 million and £381 million were credited to profit or loss in 2010 and 2009 respectively. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.

(3)	Dividend income principally arises from investment in fellow subsidiaries of the RBS Group and consequently subject to the RBS Group’s capital management policy (see Note 28).
(4)	Includes income from activities other than banking.

3 Operating expenses

	Group
	2011	2010	2009
	£m	£m	£m
Wages, salaries and other staff costs	1,546	1,488	1,580
Bonus tax	(8)	3	10
Social security costs	98	95	90
Pension costs
- defined benefit schemes (see Note 4)	139	270	54
- curtailment gains (see Note 4)	—	—	(544)
- defined contribution schemes	21	31	15
Staff costs	1,796	1,887	1,205

Premises and equipment	376	368	407
Other administrative expenses	3,336	2,816	2,147

Property, plant and equipment (see Note 19)	149	157	144
Intangible assets (see Note 18)	69	75	103
Depreciation and amortisation	218	232	247
	5,726	5,303	4,006

Bank levy
The Finance Act 2011 introduced an annual bank levy in the UK. The levy is collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after 19 July 2011.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The first chargeable period for the RBS Group was the year ended 31 December 2011. In determining the chargeable equity and liabilities the following amounts are excluded: adjusted Tier 1 capital; certain ‘protected deposits’ (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It is also permitted in specified circumstances to reduce certain liabilities: by netting them against certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The levy will be set at a rate of 0.088 per cent. from 2012. Three different rates applied during 2011, these average to 0.075 per cent. Certain liabilities are subject to only a half rate, namely any deposits not otherwise excluded (except for those from financial institutions and financial traders) and liabilities with a maturity greater than one year at the balance sheet date. The levy is not charged on the first £20 billion of chargeable liabilities. The cost of the levy to the RBS Group for 2011 is £300 million (included in Other administrative expenses). In the Budget statement on 21 March 2012, the Chancellor of the Exchequer announced that the full rate of the Bank levy will increase to 0.105 per cent. from 1 January 2013.

Notes on the accounts continued

3 Operating expenses continued
Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes connected with acquisitions made by the Group.

	Group
	2011	2010	2009
	£m	£m	£m
Staff costs	1	8	3
Premises and equipment	—	(2)	(6)
Other administrative expenses	1	4	12
Depreciation and amortisation	—	—	7
	2	10	16

Restructuring costs included in operating expenses comprise:

	2011	2010	2009
	£m	£m	£m
Staff costs	19	4	96
Premises and equipment	6	30	34
Other administrative expenses	2	1	4
	27	35	134

The average number of persons employed, rounded to the nearest hundred, in the Group during the year, excluding temporary staff, was 26,900 (2010 - 27,300; 2009 - 29,700). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group
	2011	2010	2009
UK Retail	13,600	14,700	15,700
UK Corporate	1,000	400	300
Wealth	4,100	3,900	3,400
Ulster Bank	4,400	4,400	4,600
Global Banking & Markets	2,100	2,200	2,000
Core	25,200	25,600	26,000
Non-Core	300	300	100
Business Services	1,300	1,300	1,300
Total	26,800	27,200	27,400

UK	19,900	20,100	20,500
USA	2,100	2,200	1,900
Europe	4,400	4,400	4,500
Rest of the World	400	500	500
Total	26,800	27,200	27,400

4 Pensions
The Group sponsors a number of pension schemes in the UK and overseas, predominantly defined benefit schemes, whose assets are independent of the Group’s finances. The principal defined benefit scheme is The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) which accounts for 88% (2010 - 87%; 2009 - 85%) of the Group’s retirement benefit obligations.

The Group’s defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006, the Main scheme has been closed to new entrants who have instead been offered membership of The Royal Bank of Scotland Retirement Savings Plan, a defined contribution pension scheme. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower.

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

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	Group			Bank
Principal actuarial assumptions at 31 December (weighted average)	2011%	2010%	2009%	2011%	2010%	2009%
Discount rate	5.0	5.5	5.9	5.0	5.5	5.9
Expected return on plan assets	5.6	6.6	6.7	5.7	6.7	6.8
Rate of increase in salaries	1.8	1.8	1.8	1.8	1.8	1.8
Rate of increase in pensions in payment	2.9	3.1	3.4	3.0	3.3	3.5
Inflation assumption	3.0	3.2	3.4	3.0	3.3	3.5

	Group			Bank
Major classes of plan assets as a percentage of total plan assets	2011%	2010%	2009%	2011%	2010%	2009%
Quoted equities	21.9	26.8	38.9	20.9	25.9	38.9
Private equity	5.4	5.0	4.8	5.8	5.4	5.1
Index-linked bonds	25.2	25.1	22.7	26.1	27.0	23.7
Government fixed interest bonds	1.5	0.9	0.3	0.9	—	—
Corporate and other bonds	23.2	25.8	19.9	23.9	26.2	19.7
Hedge funds	2.7	3.6	4.0	2.5	3.2	3.6
Property	3.8	3.8	3.8	3.5	3.4	3.5
Derivatives	2.3	0.8	(0.1)	2.4	0.9	—
Cash and other assets	13.7	8.0	5.5	13.8	7.8	5.3
Equity exposure of equity futures	16.5	23.8	9.9	17.7	25.6	10.6
Cash exposure of equity futures	(16.2)	(23.6)	(9.7)	(17.5)	(25.4)	(10.4)
	100.0	100.0	100.0	100.0	100.0	100.0

The Main scheme, which represents 94% of plan assets at 31 December 2011 (2010 - 93%; 2009 - 93%), is invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

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

Notes on the accounts continued

4 Pensions continued
The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2011			2010			2009
	Notional amounts	Fair value		Notional amounts	Fair value		Notional amounts	Fair value
		Assets	Liabilities		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Inflation rate swaps	2,585	67	178	2,132	69	8	1,171	75	3
Interest rate swaps	15,149	2,232	1,864	10,727	270	110	4,893	46	114
Total return swaps	2,085	169	—	466	16	—	—	—	—
Currency swaps	2,861	116	117	(973)	—	1	—	—	—
Credit default swaps	238	6	—	—	—	—	—	—	—
Equity and bond futures	3,745	80	10	4,851	49	14	1,730	37	—
Currency forwards	2,078	8	—	4,883	35	91	2,908	58	70
Equity and bond call options	814	67	4	—	—	—	—	—	—
Equity and bond put options	665	11	—	—	—	—	—	—	—

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside of the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads. Substantially all swaps are with The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2011, the gross notional value of the swaps was £22,918 million (2010 - £12,352 million; 2009 - £6,064 million) and had a net positive fair value of £431 million (2010 - £236 million positive; 2009 - £4 million positive) to the scheme.

Collateral is required on all swap transactions with those between the banks and the Main scheme on terms that do not allow the banks to re-hypothecate. The banks had delivered £375 million of collateral at 31 December 2011 (2010 - delivered £210 million; 2009 - held £6 million).

Ordinary shares of the holding company with a fair value of £3 million (2010 - £9 million; 2009 - £4 million) are held by the Group's Main scheme which also holds other financial instruments issued by the RBS Group with a value of £424 million (2010 - £264 million; 2009 - £192 million).

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets, allowing for the net impact of derivatives on the risk and return profile:

	Group			Bank
	2011%	2010%	2009%	2011%	2010%	2009%
Quoted equities	7.7	7.7	8.0	7.7	7.7	8.0
Private equity	7.7	7.7	8.0	7.7	7.7	8.0
Index-linked bonds	3.1	4.2	4.5	3.1	4.2	4.5
Government fixed interest bonds	3.7	3.9	4.4	3.1	—	—
Corporate and other bonds	4.7	5.4	5.8	4.7	5.5	5.9
Hedge funds	6.0	5.7	5.2	6.0	6.0	6.2
Property	6.5	6.7	6.1	6.7	6.7	6.2
Cash and other assets	2.6	4.0	4.4	2.6	4.0	4.2
Equity exposure of equity futures	7.7	7.7	8.0	7.7	7.7	8.0
Cash exposure of equity futures	2.6	4.0	4.2	2.6	4.0	4.2
Total fund	5.6	6.6	6.7	5.7	6.7	6.8

Post-retirement mortality assumptions (Main scheme)	2011	2010	2009
Longevity at age 60 for current pensioners (years)
Males	27.3	27.2	27.1
Females	29.6	29.6	29.5

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.3	29.3	29.2
Females	30.9	30.8	30.8

	Group			Bank
Changes in value of net pension deficit	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m
At 1 January 2010	17,853	21,894	4,041	16,603	20,351	3,748
Currency translation and other adjustments	22	16	(6)	—	—	—
Income statement
Expected return	1,190		(1,190)	1,114		(1,114)
Interest cost		1,174	1,174		1,092	1,092
Current service cost		382	382		345	345
Less direct contributions from other scheme members		(346)	(346)		(359)	(359)
Past service cost		77	77		76	76
Amortisation of net unrecognised actuarial losses		173	173		173	173
	1,190	1,460	270	1,114	1,327	213
Actuarial gains and losses	1,763	1,552	(211)	1,718	1,674	(44)
Contributions by employer	174	—	(174)	77	—	(77)
Contributions by other scheme members	360	360	—	368	368	—
Contributions by plan participants	3	3	—	—	—	—
Benefits paid	(771)	(771)	—	(717)	(717)	—
Expenses included in service cost	(53)	(53)	—	(53)	(53)	—
Amortisation of net unrecognised actuarial losses		(173)	(173)		(173)	(173)
At 31 December 2010	20,541	24,288	3,747	19,110	22,777	3,667

Unrecognised actuarial losses			(3,152)			(3,059)
Retirement benefit liabilities at 31 December 2010			595			608

Unfunded schemes liabilities included in post-retirement benefit liabilities			47			14

Notes on the accounts continued

4 Pensions continued

	Group			Bank
Changes in value of net pension deficit	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m
At 1 January 2011	20,541	24,288	3,747	19,110	22,777	3,667
Currency translation and other adjustments	(20)	(23)	(3)	—	—	—
Income statement
Expected return	1,343		(1,343)	1,258		(1,258)
Interest cost		1,225	1,225		1,151	1,151
Current service cost		366	366		328	328
Less direct contributions from other scheme members		(267)	(267)		(279)	(279)
Past service cost		40	40		39	39
Amortisation of net unrecognised actuarial losses		118	118		118	118
	1,343	1,482	139	1,258	1,357	99
Actuarial gains and losses	670	1,113	443	759	1,097	338
Contributions by employer	550	—	(550)	452	—	(452)
Contributions by other scheme members	277	277	—	282	282	—
Contributions by plan participants	3	3	—	—	—	—
Benefits paid	(749)	(749)	—	(699)	(699)	—
Expenses included in service cost	(51)	(51)	—	(51)	(51)	—
Amortisation of net unrecognised actuarial losses	—	(118)	(118)	—	(118)	(118)
At 31 December 2011	22,564	26,222	3,658	21,111	24,645	3,534

Unrecognised actuarial losses			(3,475)			(3,279)
Retirement benefit liabilities at 31 December 2011			183			255

Unfunded schemes liabilities included in post-retirement benefit liabilities			45			14

	Group			Bank
Net pension deficit comprises	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 20)	(24)	(13)	(10)	—	—	—
Net liabilities of schemes in deficit	207	608	512	255	608	472
	183	595	502	255	608	472

RBS Group and the Trustees of the Main scheme agreed the funding valuation as at 31 March 2010 during the year. It showed that the value of liabilities exceed the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, RBS Group will pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £300 million for future accrual benefits.

The Group expects to contribute a total of £733 million (Bank - £650 million) to its defined benefit pension schemes in 2012. Of the net liabilities of schemes in deficit, £45 million (2010 - £47 million; 2009 - £49 million) relates to unfunded schemes.

History of defined benefit schemes

	Group					Bank
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	22,564	20,541	17,853	15,932	19,513	21,111	19,110	16,603	14,804	18,575
Present value of defined benefit obligations	26,222	24,288	21,894	17,100	19,213	24,645	22,777	20,351	15,580	18,100
Net deficit/(surplus)	3,658	3,747	4,041	1,168	(300)	3,534	3,667	3,748	776	(475)

Experience (losses)/gains on plan liabilities	(213)	(842)	165	(73)	(209)	(208)	(858)	135	(55)	(256)
Experience gains/(losses) on plan assets	670	1,763	1,076	(5,089)	150	759	1,718	993	(4,784)	163
Actual return/(loss) on pension schemes assets	2,013	2,953	2,170	(3,751)	1,392	2,017	2,832	2,022	(3,513)	1,345
Actual return/(loss) on pension schemes assets - %	9.8%	16.7%	13.7%	(19.1%)	7.7%	10.6%	17.2%	13.8%	(19.0%)	7.8%

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Group
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(16)	(21)	(27)	(1,079)	(985)	(854)
0.25% increase in inflation	66	65	58	973	862	722
0.25% additional rate of increase in pensions in payment	42	40	39	656	565	483
0.25% additional rate of increase in deferred pensions	21	21	17	292	273	221
0.25% additional rate of increase in salaries	8	9	11	73	73	85
Longevity increase of 1 year	35	36	34	590	543	453

	Bank
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(13)	(17)	(21)	(1,019)	(925)	(790)
0.25% increase in inflation	60	59	49	911	799	654
0.25% additional rate of increase in pensions in payment	39	37	33	618	527	442
0.25% additional rate of increase in deferred pensions	20	21	16	285	265	214
0.25% additional rate of increase in salaries	6	6	8	56	56	66
Longevity increase of 1 year	33	34	29	566	519	416

5 Auditor’s remuneration
Amounts paid to the Group’s auditor for statutory audit and other services are set out below. The analysis of auditor’s remuneration is as follows:

	Group
	2011	2010
	£m	£m
Fees payable for the audit of the Group’s annual accounts	1.1	1.1
Fees payable to the auditor and its associates for the other services to the Group
- the audit of the company’s subsidiaries	1.4	1.4
- audit-related assurance services (1)	—	0.1
Total audit fees	2.5	2.6
Taxation services	—	—
Other assurance services (2)	0.2	0.1
Total other services	0.2	0.1
Total	2.7	2.7

Notes:
(1)	Includes fees of £0.1 million for regulatory reporting in 2010.
(2)	Comprises fees of £0.2 million (2010 - £0.1 million) in respect of Ulster Bank relating to pension schemes and the customer charter.

Notes on the accounts continued

6 Tax

	Group
	2011	2010	2009
	£m	£m	£m
Current tax
Credit for the year	571	90	147
Over/(under) provision in respect of prior periods	241	(202)	29
	812	(112)	176
Deferred tax
(Charge)/credit for the year	(17)	29	(253)
(Under)/over provision in respect of prior periods	(212)	200	82
Tax credit for the year	583	117	5

The actual tax credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 26.5% (2010 and 2009 - 28%) as follows:

	2011	2010	2009
	£m	£m	£m
Expected tax credit/(charge)	1,173	667	(316)
Other losses in year where no deferred tax asset recognised	(290)	(275)	(5)
Foreign profits taxed at other rates	(354)	(507)	(266)
UK tax rate change - deferred tax impact (1)	12	(16)	—
Items not allowed for tax
- losses on strategic disposals and write-downs	(5)	(29)	(4)
- other disallowable items	(21)	(70)	(66)
Non-taxable items
- gain on sale of Global Merchant Services	12	242	—
- gain on redemption of own debt	—	1	107
- other non-taxable items	21	103	203
Taxable foreign exchange movements	4	2	101
Group relief at non-standard rates	2	1	140
Adjustments in respect of prior years	29	(2)	111
Actual tax credit	583	117	5
Note:
(1)
In the Budget on 22 June 2010, the UK Government proposed, amongst other things, to reduce the UK Corporation Tax rate of 28% in four annual decrements of 1% with effect from 1 April 2011. Two additional 1% decrements were announced by the UK Government in subsequent Budgets on 23 March 2011 and 21 March 2012. The first 1% decrement was enacted on 27 July 2010, the second on 29 March 2011, the third on 5 July 2011 and the fourth on 26 March 2012, bringing the UK Corporation Tax Rate to 24% with effect from 1 April 2012. Existing temporary differences may therefore unwind in periods subject to these reduced tax rates. Accordingly, the closing deferred tax assets and liabilities have been calculated at the rate of 25%.

The impact of the post-balance sheet date change in tax rate is not expected to be material.

7 Profit attributable to preference shareholders

	Group
	2011	2010	2009
	£m	£m	£m
9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series C	11	13	15
	24	26	28

Note:
(1)	In accordance with IAS 32, the Group’s preference share issues are included in subordinated liabilities and the related finance cost in interest payable.

8 Ordinary dividends
The Bank did not pay an ordinary dividend in 2011, 2010 or 2009.

9 Loss dealt with in the accounts of the Bank
As permitted by section 408(3) of the Companies Act 2006, no income statement or statement of comprehensive income for the Bank has been presented as a primary financial statement. Of the loss attributable to ordinary shareholders, £3,561 million (2010 - £3,564 million; 2009 - £584 million) has been dealt with in the accounts of the Bank.

10 Financial instruments - classification
The following tables show the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Group
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,918				1,918
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	20,010	2,354	—	129,083				151,447
- reverse repos	4,443	—	—	3,087				7,530
- other (1)	6	—	—	7,218				7,224
Loans and advances to customers
- amounts due from fellow subsidiaries	889	—	—	7,015				7,904
- reverse repos	10,950	—	—	6,423				17,373
- other	355	90	—	117,108		59		117,612
Debt securities (2)	36,521	2,043	777	1,664				41,005
Equity shares	51	23	854	—				928
Settlement balances	—	—	—	2,468				2,468
Derivatives
- amounts due from holding company and fellow subsidiaries	2,452							2,452
- other	2,745							2,745
Intangible assets							812	812
Property, plant and equipment							2,982	2,982
Deferred tax							579	579
Prepayments, accrued income and other assets	—	—	—	32			2,541	2,573
	78,422	4,510	1,631	276,016		59	6,914	367,552

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	7,077	120			32,774			39,971
- repos	1,921	—			8,247			10,168
- other (3)	31	—			4,559			4,590
Customer accounts
- amounts due to fellow subsidiaries	540	2,031			1,063			3,634
- repos	32,442	—			16,631			49,073
- other (4)	126	4,038			197,839			202,003
Debt securities in issue (5)	—	—			4,239			4,239
Settlement balances	—	—			2,911			2,911
Short positions	13,482	—						13,482
Derivatives
- amounts due to holding company and fellow subsidiaries	5,119							5,119
- other	973							973
Accruals, deferred income and other liabilities	—	—			552		4,932	5,484
Retirement benefit liabilities							207	207
Deferred tax							289	289
Subordinated liabilities
- amounts due to holding company	—	—			6,114			6,114
- other	—	—			1,888			1,888
	61,711	6,189			276,817		5,428	350,145
Equity								17,407
								367,552

For the notes relating to this table refer to page 143.

Notes on the accounts continued

10 Financial instruments - classification continued

	Group
	Held-for trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,824				1,824
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	23,791	1,965	—	112,648				138,404
- reverse repos	6,711	—	—	2,271				8,982
- other (1)	41	—	—	8,502				8,543
Loans and advances to customers
- amounts due from fellow subsidiaries	2,142	—	—	7,163				9,305
- reverse repos	9,303	—	—	6,727				16,030
- other	608	—	—	129,083		107		129,798
Debt securities (2)	34,568	1,558	1,672	1,696				39,494
Equity shares	15	26	863	—				904
Settlement balances	—	—	—	3,761				3,761
Derivatives
- amounts due from holding company and fellow subsidiaries	1,363							1,363
- other	2,097							2,097
Intangible assets							683	683
Property, plant and equipment							3,191	3,191
Deferred tax							574	574
Prepayments, accrued income and other assets	—	—	—	30			1,549	1,579
	80,639	3,549	2,535	273,705		107	5,997	366,532
Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	14,648	2			25,693			40,343
- repos	3,004	—			5,815			8,819
- other (3)	16	—			3,374			3,390
Customer accounts
- amounts due to fellow subsidiaries	1,292	1,545			1,336			4,173
- repos	32,568	—			22,973			55,541
- other (4)	87	3,278			193,153			196,518
Debt securities in issue (5)	—	—			8,262			8,262
Settlement balances	—	—			2,943			2,943
Short positions	13,943	—						13,943
Derivatives
- amounts due to holding company and fellow subsidiaries	3,058							3,058
- other	497							497
Accruals, deferred income and other liabilities	—	—			700	5	3,739	4,444
Retirement benefit liabilities							608	608
Deferred tax							41	41
Subordinated liabilities
- amounts due to holding company	1,032	—			4,211			5,243
- other	—	—			2,340			2,340
	70,145	4,825			270,800	5	4,388	350,163
Equity								16,369
								366,532

For the notes relating to this table refer to page 143.

	Group
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial l instruments (amortised cost)	Finance leases	Non financial l assets/ liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,805				1,805
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	14,858	102	—	102,899				117,859
- reverse repos	4,914	—	—	2,373				7,287
- other (1)	—	940	—	7,144				8,084
Loans and advances to customers
- amounts due from fellow subsidiaries	746	—	—	13,549				14,295
- reverse repos	4,005	—	—	5,911				9,916
- other	445	—	—	139,484		263		140,192
Debt securities (2)	30,530	13	2,087	2,159				34,789
Equity shares	5	25	936	—				966
Settlement balances	—	—	—	4,573				4,573
Derivatives
- amounts due from holding company and fellow subsidiaries	2,429							2,429
- other	2,041							2,041
Intangible assets							748	748
Property, plant and equipment							3,300	3,300
Deferred tax							568	568
Prepayments, accrued income and other assets	—	—	—	33			1,843	1,876
	59,973	1,080	3,023	279,930		263	6,459	350,728

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	17,083	—			27,937			45,020
- repos	646	—			9,945			10,591
- other (3)	28	—			5,794			5,822
Customer accounts
- amounts due to fellow subsidiaries	1,274	—			8,265			9,539
- repos	15,500	—			21,422			36,922
- other (4)	117	2,435			178,450			181,002
Debt securities in issue (5)	—	—			11,470			11,470
Settlement balances	—	—			3,027			3,027
Short positions	13,917	—						13,917
Derivatives
- amounts due to holding company and fellow subsidiaries	3,941							3,941
- other	373							373
Accruals, deferred income and other liabilities	—	—			717	5	3,105	3,827
Retirement benefit liabilities							512	512
Deferred tax							285	285
Subordinated liabilities
- amounts due to holding company	1,142	—			4,006			5,148
- other	—	—			3,851			3,851
	54,021	2,435			274,884	5	3,902	335,247
Equity								15,481
								350,728

For the notes relating to this table refer to page 143.

Notes on the accounts continued

10 Financial instruments - classification continued
The above includes amounts due from/to:

	Group
	2011		2010		2009
	Holding company	Fellow subsidiaries	Holding company	Fellow subsidiaries	Holding company	Fellow subsidiaries
	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	151,226	221	138,130	274	116,616	1,243
Derivatives	2,445	7	1,327	36	2,422	7

Liabilities
Deposits by banks	39,417	554	38,154	2,189	36,162	8,858
Derivatives	5,116	3	3,018	40	3,940	1

Notes:
(1)	Includes items in the course of collection from other banks of £1,170 million (2010 - £1,639 million; 2009 - £2,118 million).
(2)	Debt securities balances with Group companies are shown on page 67.
(3)	Includes items in the course of transmission to other banks of £528 million (2010 - £629 million; 2009 - £649 million).
(4)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £84 million (2010 - £87 million; 2009 - £17 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(5)
Comprises bonds and medium term notes of £3,472 million (2010 - £6,743 million; 2009 - £8,839 million) and certificates of deposit and other commercial paper of £767 million (2010 - £1,519 million; 2009 - £2,631 million).

(6)	During 2008, the Group reclassified financial assets from the held-for-trading category into the loans and receivables category (see page 147).

Amounts included in the consolidated income statement are as follows:

		Group
	2011	2010	2009
	£m	£m	£m
Gains/(losses) on financial assets/liabilities designated as at fair value through profit or loss	48	(43)	45
Gains on disposal or settlement of loans and receivables	—	29	—

	Bank
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Non financial assets/ liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	917			917
Loans and advances to banks
- amounts due from holding company and subsidiaries	37	2,283	—	102,025			104,345
- other (1)	—	—	—	2,399			2,399
Loans and advances to customers
- amounts due from subsidiaries	54	—	—	7,015			7,069
- other	102	—	—	61,589			61,691
Debt securities (2)	—	2,030	2	1,659			3,691
Equity shares	—	—	10	—			10
Investment in Group undertakings						7,235	7,235
Settlement balances				78			78
Derivatives
- amounts due from holding company	1,755						1,755
- other	2,057						2,057
Intangible assets						389	389
Property, plant and equipment						815	815
Prepayments, accrued income and other assets	—	—	—	—		1,420	1,420
	4,005	4,313	12	175,682	—	9,859	193,871

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	1,356	13			10,615		11,984
- other (3)	13	—			4,074		4,087
Customer accounts
- amounts due to subsidiaries	539	2,031			1,164		3,734
- other (4)	20	2,270			148,178		150,468
Settlement balances					11		11
Derivatives
- amounts due to holding company and subsidiaries	3,771						3,771
- other	481						481
Accruals, deferred income and other liabilities	—	—			—	2,844	2,844
Retirement benefit liabilities						255	255
Deferred tax						222	222
Subordinated liabilities
- amounts due to holding company	—	—			4,415		4,415
- other	—	—			1,749		1,749
	6,180	4,314			170,206	3,321	184,021
Equity							9,850
							193,871

For the notes relating to this table refer to page 147.

Notes on the accounts continued

10 Financial instruments - classification continued

	Bank
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Non financial assets/ liabilities	Total
2010	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	867			867
Loans and advances to banks
- amounts due from holding company and subsidiaries	79	1,833	—	90,442			92,354
- other (1)	1	—	—	3,091			3,092
Loans and advances to customers
- amounts due from subsidiaries	906	—	—	7,792			8,698
- other	240	—	—	68,686			68,926
Debt securities (2)	—	1,545	3	1,693			3,241
Equity shares	—	—	15	—			15
Investment in Group undertakings						5,743	5,743
Derivatives
- amounts due from holding company and subsidiaries	748						748
- other	1,496						1,496
Intangible assets						359	359
Property, plant and equipment						811	811
Deferred tax						88	88
Prepayments, accrued income and other assets	—	—	—	—		752	752
	3,470	3,378	18	172,571		7,753	187,190

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	109	—			17,362		17,471
- other (3)	—	—			2,728		2,728
Customer accounts
- amounts due to subsidiaries	1,270	1,545			1,569		4,384
- other (4)	13	1,814			142,823		144,650
Settlement balances	—	—			4		4
Derivatives
- amounts due to holding company	1,572						1,572
- other	187						187
Accruals, deferred income and other liabilities	—	—			—	1,465	1,465
Retirement benefit liabilities						608	608
Subordinated liabilities
- amounts due to holding company	—	—			3,713		3,713
- other	—	—			2,197		2,197
	3,151	3,359			170,396	2,073	178,979
Equity							8,211
							187,190

For the notes relating to this table refer to page 147.

	Bank
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Non financial assets/ liabilities	Total
2009	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	906			906
Loans and advances to banks
- amounts due from holding company and subsidiaries	130	—	—	78,139			78,269
- other (1)	—	940	—	2,223			3,163
Loans and advances to customers
- amounts due from subsidiaries	24	—	—	14,686			14,710
- other	192	—	—	73,654			73,846
Debt securities (2)	—	—	5	2,158			2,163
Equity shares	—	—	13	—			13
Investment in Group undertakings						6,783	6,783
Derivatives
- amounts due from holding company	1,559						1,559
- other	1,341						1,341
Intangible assets						380	380
Property, plant and equipment						837	837
Prepayments, accrued income and other assets	—	—	—	—		1,004	1,004
	3,246	940	18	171,766		9,004	184,974

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	70	—			18,876		18,946
- other (3)	—	—			2,963		2,963
Customer accounts
- amounts due to subsidiaries	1,080	—			10,257		11,337
- other (4)	96	947			130,645		131,688
Derivatives
- amounts due to holding company	2,343						2,343
- other	163						163
Accruals, deferred income and other liabilities	—	—			—	910	910
Retirement benefit liabilities						472	472
Deferred tax						217	217
Subordinated liabilities
- amounts due to holding company	—	—			3,710		3,710
- other	—	—			3,395		3,395
	3,752	947			169,846	1,599	176,144
Equity							8,830
							184,974
For the notes relating to this table refer to page 147.

Notes on the accounts continued

10 Financial instruments - classification continued
The above includes amounts due from/to:
	Bank
	2011			2010			2009
	Holding company	Fellow subsidiaries	Subsidiaries	Holding company	Fellow subsidiaries	Subsidiaries	Holding company	Fellow subsidiaries	Subsidiaries
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	104,228	16	101	92,006	272	76	78,203	9	57
Loans and advances to customers	—	5,775	1,294	—	7,222	1,476	—	12,995	1,715
Derivatives	1,755	—	—	737	—	11	1,559	—	—

Liabilities
Deposits by banks	11,636	335	13	15,261	2,194	16	16,572	9	2,365
Customer accounts	—	3,490	244	—	4,040	344	—	9,185	2,152
Derivatives	3,769	—	2	1,572	—	—	2,343	—	—

Notes:
(1)	Includes items in the course of collection from other banks of £1,007 million (2010 - £1,433 million; 2009 - £1,881 million).
(2)	Debt securities balances with Group companies are shown on page 68.
(3)	Includes items in the course of transmission to other banks of £405 million (2010 - £435 million; 2009 - £467 million).
(4)
The carrying amount of other customer accounts designated as at fair value through the profit or loss is £148 million (2010 - £107 million; 2009 - £26 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(5)	During 2008, the Bank reclassified financial assets from the held-for-trading category into the loans and receivables category (see below).

Reclassification of financial instruments
In 2008, the Group and Bank reclassified financial assets from the held-for-trading (HFT) category into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended). There were no reclassifications in 2009, 2010 or 2011.

The following table shows the carrying value, fair value and the effect on profit or loss of reclassifications undertaken by the Group.

Group
	Carrying value	Fair value	Amounts recognised in profit or loss		Amount that would have been recognised had reclassification not occurred
			Income	Impairment losses
2011	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	280	267	17	—	99

2010
Reclassified from HFT to LAR
Loans	380	284	9	—	72

2009
Reclassified from HFT to LAR
Loans	379	222	18	(20)	(88)

The following table shows the carrying value and fair value of reclassifications undertaken by the Bank.

	Bank
	2011		2010		2009
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	99	86	199	103	203	45

11 Financial instruments - valuation
Valuation of financial instruments carried at fair value
Control environment
Common valuation policies, procedures, frameworks and models apply across the RBS Group. Therefore for the most part, discussions on these aspects below reflect those in the RBS Group as relevant for businesses and operations in the Group.

The RBS Group’s control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. The Group ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

A key element of the control environment is the independent price verification (IPV) process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team, independent of those trading the financial instruments, in the light of available pricing evidence.

IPV variances are classified as either hard, soft or indicative. A variance is hard where the independent information represents tradable or liquid prices and soft where it does not. Variances are classed as indicative where the independent evidence is so subjective or sparse that conclusions cannot be formed with a sufficient degree of confidence. Adjustments are required for all hard variances and for aggressive soft variances, with conservative and indicative variances not requiring automatic adjustment.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments, the standard is to perform IPV daily. The minimum frequency of review in the Group is monthly for exposures in the regulatory trading book and six monthly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy and performs additional independent reviews on highly subjective valuation issues for GBM and Non-Core.

During 2011, the Group made a significant and ongoing investment into enhancing its already robust control environment. This included continuing investment into a new global IPV and reserving tool, which partly automates the process of carrying out IPV and consolidation of reserves into a single central portal.

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group’s exposure. A key element of the control environment for model use in the RBS Group is a Modelled Product Review Committee, made up of valuations experts from several functions within the RBS Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the RBS Group’s Quantitative Research Centre (QuaRC). Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The QuaRC team within RBS Group Risk, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and where appropriate, considers alternative modelling approaches.

Senior management valuation control committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both GBM and Non-Core exposures. All material methodology changes require review and ratification by these committees. The committees include valuation specialists representing several independent review functions which comprise market risk, QuaRC and finance.

The RBS Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, GBM and Non-Core senior management Valuations Control Committee and other relevant issues, including the APS credit derivative valuation. This committee covers key material and subjective valuation issues within the trading business and provides a ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include the RBS Group Finance Director, the RBS Group Chief Accountant, RBS Group Global Head of Group Market and Insurance Risk, GBM Chief Financial Officer, Non-Core Chief Financial Officer and representation from front office trading and finance.

Valuation issues, adjustments and reserves are reported to GBM, Non-Core and Group Audit Committees. Key judgmental issues are described in reports submitted to these Audit Committees.

New products
The Group has formal review procedures owned by Group Operational Risk to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things, that valuation is appropriate. The scope of this process includes new business, markets, models, risks and structures.

Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 7. Some instruments may not easily fall into a level of the fair value hierarchy per IFRS 7 (see page 153) and judgment may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Business Unit Control team following the principles in IFRS. The Business Unit Control base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument.

Notes on the accounts continued

11 Financial instruments - valuation continued
Valuation of financial instruments carried at fair value continued
These initial classifications are challenged by GPU and are subject to senior management review. Particular attention is paid during the review processes upon instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

Valuation techniques
The Group derives fair value of its instruments differently depending on whether the instrument is a non-modelled or a modelled product.

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

•	Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.

•	Foreign currency exchange rates - there are observable markets both for spot and forward contracts and futures in the world’s major currencies.

•	Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world’s major stock exchanges and for major indices on such shares.

•	Commodity prices - many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

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

The RBS Group may use consensus prices for the source of independent pricing for some assets. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. GBM and Non-Core contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available.

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

Valuation hierarchy
The following table shows financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2011				2010				2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances to banks
Amounts due from holding company and fellow subsidiaries	—	22.4	—	22.4	—	25.8	—	25.8	—	15.0	—	15.0
Reverse repos	—	4.4	—	4.4	—	6.7	—	6.7	—	4.9	—	4.9
Other	—	—	—	—	—	—	—	—	—	0.9	—	0.9
	—	26.8	—	26.8	—	32.5	—	32.5	—	20.8	—	20.8
Loans and advances to customers
Amounts due from fellow subsidiaries	—	0.9	—	0.9	—	2.1	—	2.1	—	0.7	—	0.7
Reverse repos	—	11.0	—	11.0	—	9.3	—	9.3	—	4.0	—	4.0
Other	—	0.3	0.2	0.5	—	0.4	0.2	0.6	—	0.3	0.2	0.5
	—	12.2	0.2	12.4	—	11.8	0.2	12.0	—	5.0	0.2	5.2
Debt securities	17.9	21.2	0.2	39.3	15.7	22.1	—	37.8	14.0	18.6	—	32.6
Equity shares	—	0.1	0.8	0.9	—	0.1	0.8	0.9	—	—	0.9	0.9
Derivatives
Amounts due from holding company and fellow subsidiaries	—	2.5	—	2.5	—	1.2	0.2	1.4	0.3	2.1	—	2.4
Other	0.2	2.5	—	2.7	0.2	1.4	0.5	2.1	0.2	1.4	0.5	2.1
	0.2	5.0	—	5.2	0.2	2.6	0.7	3.5	0.5	3.5	0.5	4.5
	18.1	65.3	1.2	84.6	15.9	69.1	1.7	86.7	14.5	47.9	1.6	64.0

Of which is classified as available-for-sale:
Debt securities	0.5	0.3	—	0.8	1.3	0.4	—	1.7	1.6	0.5	—	2.1
Equity shares	—	—	0.8	0.8	—	—	0.8	0.8	—	—	0.9	0.9
Total AFS assets	0.5	0.3	0.8	1.6	1.3	0.4	0.8	2.5	1.6	0.5	0.9	3.0

Proportion	21.4%	77.2%	1.4%	100%	18.3%	79.7%	2.0%	100%	22.7%	74.8%	2.5%	100%

Liabilities
Deposits by banks
Amounts due to holding company and fellow subsidiaries	—	7.2	—	7.2	—	14.7	—	14.7	—	17.1	—	17.1
Repos	—	1.9	—	1.9	—	3.0	—	3.0	—	0.6	—	0.6
	—	9.1	—	9.1	—	17.7	—	17.7	—	17.7	—	17.7
Customer accounts
Amounts due to fellow subsidiaries	—	2.6	—	2.6	—	2.8	—	2.8	—	1.3	—	1.3
Repos	—	32.4	—	32.4	—	32.6	—	32.6	—	15.5	—	15.5
Other	—	4.2	—	4.2	—	3.4	—	3.4	—	2.6	—	2.6
	—	39.2	—	39.2	—	38.8	—	38.8	—	19.4	—	19.4
Short positions	11.9	1.6	—	13.5	11.6	2.3	—	13.9	10.8	3.1	—	13.9
Derivatives
Amounts due to holding company and fellow subsidiaries	—	5.1	—	5.1	0.1	2.7	0.2	3.0	0.5	3.4	—	3.9
Other	0.3	0.7	—	1.0	0.2	0.4	—	0.6	0.1	0.3	—	0.4
	0.3	5.8	—	6.1	0.3	3.1	0.2	3.6	0.6	3.7	—	4.3
Subordinated liabilities	—	—	—	—	—	1.0	—	1.0	—	1.1	—	1.1
	12.2	55.7	—	67.9	11.9	62.9	0.2	75.0	11.4	45.0	—	56.4
Proportion	18.0%	82.0%	—	100%	15.9%	83.9%	0.2%	100%	20.2%	79.8%	—	100%

For the notes relating to this table refer to page 151.

Notes on the accounts continued

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

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued and certain money market securities and loan commitments and most OTC derivatives.

Level 3: Instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, the majority of CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

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

Where markets are liquid or very liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. This can be made more difficult as assessing the liquidity of a market may not always be straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an over-the-counter (OTC) derivative assessing the liquidity of the market with no central exchange can be more difficult.

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

The availability and quality of independent pricing information is considered during the classification process. An assessment is made regarding the quality of the independent information. For example where consensus prices are used for non-modelled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be level 3. This hurdle rate is consistent with the rate used in the IPV process to determine whether or not the data is of sufficient quality to adjust the instrument’s valuations. However, where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.

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

Level 3 portfolios and sensitivity methodologies
For each of the portfolio categories shown in the above table, there follows a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of valuation techniques used for levels 2 and 3 and inputs to those models and techniques. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this are also included.

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

Loans and advances to customers
Loans in level 3 primarily comprise legacy commercial mortgages. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data. Using reasonably possible alternate assumptions for credit spread would reduce the fair value of £0.2 billion (2010 - £0.2 billion; 2009 - £0.2 billion) by up to £20 million (2010 - £10 million; 2009 - £10 million) or increase the fair value by up to £20 million (2010 - £20 million; 2009 - £20 million).

Debt securities
Level 3 debt securities principally comprise asset-backed securities.

Collateralised debt obligations (CDO)
CDOs purchased from third-parties are valued using independent, third-party quotes or independent lead manager indicative prices. For super senior CDOs which have been originated by the Group no specific third-party information is available. The valuation of these super senior CDOs therefore takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.

A collateral net asset value methodology using dealer buy side marks is used to determine an upper bound for super senior CDO valuations. An ABS index implied collateral valuation is also used to provide a market calibrated valuation data point. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

Collateralised loan obligations (CLO)
To determine the fair value of CLOs purchased from third parties, the Group uses third party broker or lead manager quotes as the primary pricing source. These quotes are benchmarked to consensus pricing sources where they are available.

11 Financial instruments - valuation continued
For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation framework. The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation. A credit curve is assigned to each underlying asset based on prices from third party dealer quotes and cash flow profiles, sourced from an industry standard model. Losses are calculated taking into account the attachment and detachment point of the exposure. Where the correlation inputs to this model are not observable, CLOs are classified as level 3.

Using reasonably possible alternative assumptions would reduce the fair value of £0.2 billion (2010 and 2009 - nil) by up to £10 million (2010 and 2009 - nil) or increase the fair value by up to £20 million (2010 and 2009 - nil)

Equity shares
Level 3 equity shares principally comprise investments of £0.8 billion (2010 - £0.8 billion; 2009 - £0.9 billion) in fellow subsidiaries.

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

Exotic valuation inputs include correlation between interest rates, foreign exchange rates and commodity prices. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are categorised as level 3.

Using reasonably possible alternative assumptions there would be no impact on the fair value in 2011 however, the fair value in 2010 (£0.7 billion) and 2009 (£0.5 billion) would be reduced by £50 million or would increase by £50 million in 2010 and by £30 million in 2009.

Level 3 movement table

Group
	At 1 January	Amounts recorded in the income statement (2)	Level 3 transfers		Purchases	Settlements	Sales	Foreign exchange	At 31 December	Amounts recorded in the income statement relating to instruments held at year end
			In	Out
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (1)
Loans and advances	172	(3)	—	—	35	(3)	(18)	(1)	182	(1)
Debt securities	51	23	8	(27)	235	(6)	(70)	7	221	(18)
Equity shares	1	(5)	2	—	11	(1)	(1)	1	8	(2)
Derivatives	657	83	—	(738)	—	—	—	1	3	(10)
FVTPL assets	881	98	10	(765)	281	(10)	(89)	8	414	(31)

AFS
Debt securities	3	—	—	—	—	—	—	—	3	—
Equity shares	835	(2)	—	—	1	—	(1)	—	833	(2)
AFS assets	838	(2)	—	—	1	—	(1)	—	836	(2)
	1,719	96	10	(765)	282	(10)	(90)	8	1,250	(33)

Liabilities
Derivatives	248	(4)	—	(238)	17	(5)	(16)	(2)	—	1
	248	(4)	—	(238)	17	(5)	(16)	(2)	—	1

Net gains/(losses)	—	100	—	—	—	—	—	—	—	(34)

For the notes relating to this table refer to page 154.

Group
2010	Amounts recorded in the			Transfers in/(out) of level 3 £m	Purchases £m	Settlements £m	Sales £m	Foreign exchange £m	At 31 December £m	Amounts recorded in the income statement relating to instruments held at year end £m
	At 1 January £m	Income statement (2) £m	SOCI (3) £m
Assets
FVTPL (1)
Loans and advances	182	(9)	—	—	5	(11)	(3)	8	172	(12)
Debt securities	38	25	—	(42)	67	(7)	(32)	2	51	(2)
Equity shares	3	4	—	—	2	—	(8)	—	1	4
Derivatives	502	20	—	136	4	(3)	(2)	—	657	20
FVTPL assets	725	40	—	94	78	(21)	(45)	10	881	10

AFS
Debt securities	11	—	—	—	—	—	(8)	—	3	—
Equity shares	912	(3)	(14)	(75)	16	(2)	(12)	13	835	(3)
AFS assets	923	(3)	(14)	(75)	16	(2)	(20)	13	838	(3)
	1,648	37	(14)	19	94	(23)	(65)	23	1,719	7

Liabilities
Derivatives	24	(7)	—	226	5	—	—	—	248	(7)

Net gains/(losses)	—	44	(14)	—	—	—	—	—	—	14

Group
2009	Amounts recorded in the			Transfers in/ (out) of Level 3 £m	Purchases and issues £m	Sales and settlements £m	Foreign exchange £m	At 31 December £m	Amounts recorded in the income statement relating to instruments held at year end £m
	At 1 January £m	Income statement (2) £m	SOCI (3) £m
Assets
FVTPL (1)
Loans and advances	376	(73)	—	(68)	19	(40)	(32)	182	7
Debt securities	464	(19)	—	(133)	104	(345)	(33)	38	(58)
Equity shares	137	(18)	—	—	2	(112)	(6)	3	(14)
Derivatives	1,099	6	—	(28)	—	(575)	—	502	(2)
FVTPL assets	2,076	(104)	—	(229)	125	(1,072)	(71)	725	(67)

AFS
Debt securities	28	—	—	—	3	(20)	—	11	—
Equity shares	970	(23)	(9)	(2)	31	(23)	(32)	912	(9)
AFS assets	998	(23)	(9)	(2)	34	(43)	(32)	923	(9)
	3,074	(127)	(9)	(231)	159	(1,115)	(103)	1,648	(76)

Liabilities
Derivatives	74	21	—	1	—	(70)	(2)	24	12
Other financial liabilities	89	—	—	(89)	—	—	—	—	—
	163	21	—	(88)	—	(70)	(2)	24	12

Net losses	—	(148)	(9)	—	—	—	—	—	(88)

Notes:
(1)	Fair value through profit or loss.
(2)
Net gains on held-for-trading instruments of £103 million (2010 - £48 million gains; 2009 - £126 million losses) were recorded in income from trading activities. Net losses on other instruments of £3 million (2010 - £4 million; 2009 - £22 million) were recorded in other operating income, interest income and impairment losses as appropriate.

(3)	Consolidated statement of comprehensive income.

There were no significant transfers between level 1 and level 2 during 2009, 2010 and 2011.

Notes on the accounts continued

11 Financial instruments - valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Group						Bank
	2011 Carrying value	2011 Fair value	2010 Carrying value	2010 Fair value	2009 Carrying value	2009 Fair value	2011 Carrying value	2011 Fair value	2010 Carrying value	2010 Fair value	2009 Carrying value	2009 Fair value
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Financial assets
Cash and balances at central banks	1,918	1,918	1,824	1,824	1,805	1,805	917	917	867	867	906	906
Loans and advances to banks	139,388	139,410	123,421	123,286	112,416	112,418	104,424	104,424	93,533	93,426	80,362	80,357
Loans and advances to customers	130,605	118,510	143,080	130,814	159,207	152,758	68,604	65,167	76,478	73,186	88,340	84,419
Debt securities	1,664	1,600	1,696	1,387	2,159	2,098	1,659	1,596	1,693	1,383	2,158	2,097
Settlement balances	2,468	2,468	3,761	3,761	4,573	4,573	78	78	—	—	—	—

Financial liabilities
Deposits by banks	45,580	45,348	34,882	35,084	43,676	43,665	14,689	14,711	20,090	20,093	21,839	21,830
Customer accounts	215,533	215,591	217,462	217,487	208,137	207,440	149,342	149,285	144,392	144,365	140,902	140,169
Debt securities in issue	4,239	2,839	8,262	6,150	11,470	9,362	—	—	—	—	—	—
Settlement balances	2,911	2,911	2,943	2,943	3,027	3,027	11	11	4	4	—	—
Subordinated liabilities	8,002	7,435	6,551	6,467	7,857	7,535	6,164	5,589	5,910	5,813	7,105	6,784

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement. As a wide range of valuation techniques is available, it may be inappropriate to compare the Group’s fair value information to independent markets or other financial institutions.

The fair values of intangible assets, such as core deposits, credit card and other customer relationships are not included in the calculation of these fair values as they are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

The fair value of financial instruments which are of short maturity (three months or less) approximates their carrying value. This mainly applies to cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks and demand deposits.

Loans and advances to banks and customers
In estimating the fair value of loans and advances to banks and customers measured at amortised cost, the Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a) contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for the majority of GBM’s lending portfolios where most counterparties have external ratings.

(b)      expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK Retail, UK Corporate and Ulster Bank reflecting the more homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions, for example Ulster Bank’s corporate property lending portfolio, a bespoke approach is used based on available market data.

The discount to amortised cost reflects current stressed markets for Non-Core loans, real estate lending in Ireland and other commercial real estate loans.

Debt securities
Fair values are determined using quoted prices where available or by reference to quoted prices of similar instruments.

Deposits by banks and customer accounts
Fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities
Fair values are determined using quoted prices where available or by reference to valuation techniques, adjusting for own credit spreads where appropriate.

12 Financial instruments - maturity analysis
Remaining maturity
The following tables show the residual maturity of financial instruments, based on contractual date of maturity.

	Group
	2011			2010			2009
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	1,918	—	1,918	1,824	—	1,824	1,804	1	1,805
Loans and advances to banks	159,774	6,427	166,201	150,757	5,172	155,929	120,391	12,839	133,230
Loans and advances to customers	66,125	76,764	142,889	74,433	80,700	155,133	78,298	86,105	164,403
Debt securities	4,986	36,019	41,005	5,516	33,978	39,494	2,504	32,285	34,789
Equity shares	—	928	928	—	904	904	—	966	966
Settlement balances	2,468	—	2,468	3,761	—	3,761	4,573	—	4,573
Derivatives	741	4,456	5,197	803	2,657	3,460	1,007	3,463	4,470

Liabilities
Deposits by banks	51,257	3,472	54,729	49,363	3,189	52,552	50,435	10,998	61,433
Customer accounts	246,027	8,683	254,710	249,994	6,238	256,232	219,559	7,904	227,463
Debt securities in issue	752	3,487	4,239	2,799	5,463	8,262	3,978	7,492	11,470
Settlement balances and short positions	3,744	12,649	16,393	4,863	12,023	16,886	3,441	13,503	16,944
Derivatives	787	5,305	6,092	1,361	2,194	3,555	736	3,578	4,314
Subordinated liabilities	46	7,956	8,002	675	6,908	7,583	937	8,062	8,999

	Bank
	2011			2010			2009
	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total	Less than 12 months	More than 12 months	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	917	—	917	867	—	867	906	—	906
Loans and advances to banks	106,668	76	106,744	94,626	820	95,446	73,633	7,799	81,432
Loans and advances to customers	29,846	38,914	68,760	36,582	41,042	77,624	42,532	46,024	88,556
Debt securities	1,661	2,030	3,691	1,695	1,546	3,241	5	2,158	2,163
Equity shares	—	10	10	—	15	15	—	13	13
Settlement balances	78	—	78	—	—	—	—	—	—
Derivatives	230	3,582	3,812	306	1,938	2,244	461	2,439	2,900

Liabilities
Deposits by banks	15,522	549	16,071	18,125	2,074	20,199	12,594	9,315	21,909
Customer accounts	149,600	4,602	154,202	145,020	4,014	149,034	139,768	3,257	143,025
Derivatives	221	4,031	4,252	255	1,504	1,759	412	2,094	2,506
Settlement balances	11	—	11	4	—	4	—	—	—
Subordinated liabilities	41	6,123	6,164	478	5,432	5,910	625	6,480	7,105

Notes on the accounts continued

12 Financial instruments - maturity analysis continued
On balance sheet liabilities
The following table shows, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2011	£m	£m	£m	£m	£m	£m
Deposits by banks	40,028	2,293	2,677	705	90	5
Customers accounts	189,990	15,791	10,340	2,577	769	869
Debt securities in issue	717	36	15	—	—	—
Subordinated liabilities	112	246	1,064	838	5,156	1,816
Settlement balances and other liabilities	3,463	—	—	—	—	—
	234,310	18,366	14,096	4,120	6,015	2,690

Guarantees and commitments - notional amount
Guarantees (1)	2,504	—	—	—	—	—
Commitments (2)	45,058	—	—	—	—	—
	47,562	—	—	—	—	—

2010
Deposits by banks	32,224	1,330	683	633	100	35
Customers accounts	198,045	12,159	5,848	2,144	1,054	1,180
Debt securities in issue	1,528	1,586	41	1	—	—
Subordinated liabilities	95	776	1,092	837	3,338	610
Settlement balances and other liabilities	3,647	—	—	—	—	—
	235,539	15,851	7,664	3,615	4,492	1,825

Guarantees and commitments - notional amount
Guarantees (1)	2,606	—	—	—	—	—
Commitments (2)	52,965	—	—	—	—	—
	55,571	—	—	—	—	—

2009
Deposits by banks	39,886	2,031	1,103	499	224	5
Customers accounts	203,751	3,094	2,465	1,836	108	20
Debt securities in issue	3,605	1,354	444	408	—	—
Subordinated liabilities	1,946	588	1,160	1,393	4,621	732
Settlement balances and other liabilities	3,744	—	—	—	1	4
	252,932	7,067	5,172	4,136	4,954	761

Guarantees and commitments - notional amount
Guarantees (1)	2,450	—	—	—	—	—
Commitments (2)	57,199	—	—	—	—	—
	59,649	—	—	—	—	—

Notes:
(1)	The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2)
The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2011	£m	£m	£m	£m	£m	£m
Deposits by banks	14,136	34	141	443	—	—
Customers accounts	133,861	7,536	7,503	1,524	455	869
Subordinated liabilities	58	222	561	838	4,312	1,396
Settlement balances	11	—	—	—	—	—
	148,066	7,792	8,205	2,805	4,767	2,265

Guarantees and commitments - notional amount
Guarantees	1,104	—	—	—	—	—
Commitments	38,038	—	—	—	—	—
	39,142	—	—	—	—	—

2010
Deposits by banks	19,833	8	6	236	15	31
Customers accounts	132,868	5,740	3,708	1,285	837	1,160
Subordinated liabilities	48	578	1,030	579	3,338	610
Settlement balances	4	—	—	—	—	—
	152,753	6,326	4,744	2,100	4,190	1,801

Guarantees and commitments - notional amount
Guarantees	1,396	—	—	—	—	—
Commitments	43,297	—	—	—	—	—
	44,693	—	—	—	—	—

2009
Deposits by banks	20,432	1,230	4	4	183	—
Customer accounts	141,596	253	7	—	3	—
Subordinated liabilities	1,653	272	1,146	1,322	4,564	681
	163,681	1,755	1,157	1,326	4,750	681

Guarantees and commitments - notional amount
Guarantees	1,369	—	—	—	—	—
Commitments	46,930	—	—	—	—	—
	48,299	—	—	—	—	—

The tables above show the timing of cash outflows to settle financial liabilities, prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note automatically prepays when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities issued by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years - the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal are excluded from the table along with interest payments after 20 years.

Held-for-trading liabilities - held-for-trading liabilities amounting to £61.7 billion (2010 - £70.1 billion; 2009 - £54.0 billion) for the Group and £6.2 billion (2010 - £3.2 billion; 2009 - £3.8 billion) for the Bank have been excluded from the table in view of their short-term nature.

Notes on the accounts continued

13 Financial assets - impairments
The following tables show the movement in the provision for impairment losses on loans and advances.

	Group
	Individually	Collectively
	assessed	assessed	Latent	2011	2010	2009
	£m	£m	£m	£m	£m	£m
At 1 January	5,256	3,020	1,133	9,409	5,674	2,926
Currency translation and other adjustments	(172)	(44)	(18)	(234)	(52)	2
Disposal of subsidiaries	—	—	—	—	(3)	—
Amounts written-off	(610)	(718)	—	(1,328)	(1,089)	(1,171)
Recoveries of amounts previously written-off	11	32	—	43	51	48
Charged to the income statement	3,623	1,368	(214)	4,777	5,139	4,115
Unwind of discount (recognised in interest income)	(245)	(75)	—	(320)	(311)	(246)
At 31 December (1)	7,863	3,583	901	12,347	9,409	5,674
Note:
(1)	Includes £9 million relating to loans and advances to banks (2010 and 2009 - £9 million).

	Bank
	Individually	Collectively
	assessed	assessed	Latent	2011	2010	2009
	£m	£m	£m	£m	£m	£m
At 1 January	555	2,269	519	3,343	3,112	2,103
Currency translation and other adjustments	(6)	(7)	(2)	(15)	(11)	(3)
Amounts written-off	(414)	(675)	—	(1,089)	(1,032)	(1,124)
Recoveries of amounts previously written-off	6	31	—	37	50	47
Charged to the income statement	542	702	(204)	1,040	1,292	2,166
Unwind of discount (recognised in interest income)	(19)	(48)	—	(67)	(68)	(77)
At 31 December (1)	664	2,272	313	3,249	3,343	3,112

Note:
(1)	Includes £7 million relating to loans and advances to banks (2010 and 2009 - £8 million).

Impairment losses charged to the income statement
	Group
	2011	2010	2009
	£m	£m	£m
Loans and advances to customers	4,777	5,139	4,108
Loans and advances to banks	—	—	7
	4,777	5,139	4,115
Debt securities	—	1	—
Equity shares	15	4	24
	4,792	5,144	4,139

	Group
	2011	2010	2009
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	322	289	310
Foreign	403	162	153
	725	451	463

Interest on impaired loans included in net interest income
Domestic	118	119	124
Foreign	202	192	122
	320	311	246

The following tables analyse impaired financial assets.

	Group
	2011			2010			2009
	Cost	Provision	Carrying value	Cost	Provision	Carrying value	Cost	Provision	Carrying value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	9	9	—	9	9	—	9	9	—
Loans and advances to customers (2)	21,536	11,437	10,099	17,926	8,267	9,659	12,906	4,805	8,101
	21,545	11,446	10,099	17,935	8,276	9,659	12,915	4,814	8,101

	Group
	Carrying value 2011	Carrying value 2010	Carrying value 2009
	£m	£m	£m
Available-for-sale
Debt securities	1	1	—
Equity shares	23	1	15
	24	2	15

	Bank
	2011			2010			2009
	Cost	Provision	Carrying Value	Cost	Provision	Carrying Value	Cost	Provision	Carrying Value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	7	7	—	8	8	—	8	8	—
Loans and advances to customers (3)	4,704	2,929	1,775	4,603	2,816	1,787	4,362	2,533	1,829
	4,711	2,936	1,775	4,611	2,824	1,787	4,370	2,541	1,829
Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £15,504 million (2010 - £12,609 million; 2009 - £8,340 million).
(3)	Impairment provisions individually assessed on balances of £1,630 million (2010 - £1,424 million; 2009 - £1,122 million).

The following table shows financial and non-financial assets, recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Residential property	24	—	—	—	—	—
Other property	43	100	104	—	—	—
Cash	32	108	41	32	108	41
	99	208	145	32	108	41

In general, the Group seeks to dispose of property and other assets not readily convertible into cash, obtained by taking possession of collateral, as rapidly as the market for the individual asset permits.

The following table shows the loans and advances to customers that were past due at the balance sheet date but not considered impaired:

	Group					Bank
	Past due 1-29 days	Past due 30-59 days	Past due 60-89 days	Past due 90 days or more	Total	Past due 1-29 days	Past due 30-59 days	Past due 60-89 days	Past due 90 days or more	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2011	1,954	803	637	1,297	4,691	537	219	209	903	1,868
2010	2,555	1,045	614	1,637	5,851	712	319	173	1,163	2,367
2009	2,465	1,010	1,387	1,670	6,532	1,075	600	1,084	1,016	3,775

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

Notes on the accounts continued

14 Derivatives
Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

The following table shows the notional amount and fair value of the Group’s derivatives.

	Group
	2011			2010			2009
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	15	343	278	21	314	332	22	366	335
Currency swaps	5	293	392	4	292	471	5	265	478
Options purchased	3	73	—	3	51	—	3	90	—
Options written	2	—	73	2	—	51	2	—	90

Interest rate contracts
Interest rate swaps	399	3,931	5,005	355	2,356	2,524	410	3,197	3,146
Options purchased	16	448	—	32	316	—	60	391	—
Options written	15	—	321	34	—	132	63	—	196
Futures and forwards	54	3	3	90	6	9	40	4	4

Credit derivatives	—	1	1	2	25	25	5	86	54

Equity and commodity contracts	4	105	19	3	100	11	2	71	11
		5,197	6,092		3,460	3,555		4,470	4,314

Amounts above include:
Due from/to holding company		2,445	5,116		1,327	3,018		2,422	3,940
Due from/to fellow subsidiaries		7	3		36	40		7	1

	Bank
	2011			2010			2009
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	11	203	195	14	231	218	11	197	199
Currency swaps	2	189	191	3	240	250	3	154	184
Options purchased	2	67	—	2	45	—	2	88	—
Options written	1	—	67	1	—	45	2	—	87

Interest rate contract
Interest rate swaps	118	2,913	3,486	148	1,422	1,119	260	2,095	1,863
Options purchased	9	436	—	9	285	—	9	332	—
Options written	9	—	309	11	—	110	12	—	162
Futures and forwards	1	3	3	2	6	9	4	4	4

Credit derivatives	—	1	1	—	15	8	1	30	7
		3,812	4,252		2,244	1,759		2,900	2,506

Amounts above include:
Due from/to holding company		1,755	3,769		737	1,572		1,559	2,343
Due from/to subsidiaries		—	2		11	—		—	—

Certain derivative asset and liability balances with the London Clearing House, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation’, are shown net.

15 Debt securities

	Group
	UK central and local government	US central and local government	Other central and local government	Banks	Other financial institutions	Corporate	Total	Of which ABS (1)
2011	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	17,261	11	853	17,543	853	36,521	17,251
Designated as at fair value through profit or loss	1	—	—	4	2,030	8	2,043	2,031
Available-for-sale	—	—	489	127	65	96	777	104
Loans and receivables	4	—	—	—	1,660	—	1,664	1,660
	5	17,261	500	984	21,298	957	41,005	21,046

Available-for-sale
Gross unrealised gains	—	—	9	1	—	2	12	—
Gross unrealised losses	—	—	—	(5)	(2)	(1)	(8)	(2)

2010
Held-for-trading	—	14,153	119	352	18,136	1,808	34,568	17,361
Designated as at fair value through profit or loss	1	—	1	3	1,546	7	1,558	1,546
Available-for-sale	—	—	1,258	268	77	69	1,672	121
Loans and receivables	—	—	—	—	1,693	3	1,696	1,693
	1	14,153	1,378	623	21,452	1,887	39,494	20,721

Available-for-sale
Gross unrealised gains	—	—	15	7	1	1	24	2
Gross unrealised losses	—	—	—	(12)	(2)	—	(14)	(2)

2009
Held-for-trading	—	10,937	48	487	17,987	1,071	30,530	15,416
Designated as at fair value through profit or loss	1	—	—	3	1	8	13	1
Available-for-sale	—	—	1,564	414	81	28	2,087	128
Loans and receivables	—	—	—	—	2,159	—	2,159	2,159
	1	10,937	1,612	904	20,228	1,107	34,789	17,704

Available-for-sale
Gross unrealised gains	—	—	16	5	—	1	22	2
Gross unrealised losses	—	—	—	(5)	(2)	—	(7)	—

Note:
(1)	Includes securities issued by US federal agencies and government sponsored entities, and covered bonds.

Gross gains of £1 million (2010 - £1 million; 2009 - £60 million) and gross losses of nil (2010 - £1 million; 2009 - £2 million) were realised on the sale of available-for-sale securities.

	Bank
	2011				2010		2009
	Other financial institutions	Corporate	Total	Of which ABS	Total (1)	Of which ABS	Total (1)	Of which ABS
	£m	£m	£m	£m	£m	£m	£m	£m
Designated as at fair value through profit or loss	2,030	—	2,030	2,030	1,545	1,545	—	—
Available-for-sale	—	2	2	—	3	—	5	—
Loans and receivables	1,659	—	1,659	1,659	1,693	1,693	2,158	2,158
	3,689	2	3,691	3,689	3,241	3,238	2,163	2,158
Note:
(1)	All relates to other financial institutions including securities issued by US Government sponsored entities and covered bonds.

Notes on the accounts continued

15 Debt securities continued
The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
2011	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Other central and local government	214	0.9	272	3.8	3	3.2	—	—	489	2.5
Banks	54	2.8	62	3.5	11	2.7	—	—	127	3.1
Other financial institutions	—	—	—	—	—	—	65	1.1	65	1.1
Corporate	9	3.4	67	4.5	20	4.2	—	—	96	4.3
	277	1.4	401	3.9	34	3.6	65	1.1	777	2.7

Of which ABS	21	3.6	18	3.7	—	—	65	1.1	104	2.1

16 Equity shares

	Group
	2011			2010			2009
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	43	8	51	15	—	15	4	1	5
Designated as at fair value through profit or loss	23	—	23	26	—	26	25	—	25
Available-for-sale	11	843	854	15	848	863	13	923	936
	77	851	928	56	848	904	42	924	966

Available-for-sale
Gross unrealised gains	5	26	31	10	25	35	8	35	43
Gross unrealised losses	—	(15)	(15)	—	(21)	(21)	—	(30)	(30)

Gross gains of £2 million (2010 - £1 million; 2009 - £3 million) and gross losses of nil (2010 - £20 million; 2009 - £1 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £7 million (2010 - £149 million; 2009 - £592 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £772 million (2010 - £772 million; 2009 - £766 million). Disposals in the year generated gains of £2.3 million (2010 - £1.7 million losses; 2009 - £0.6 million losses).

	Bank
	2011			2010			2009
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Available-for-sale	7	3	10	11	4	15	9	4	13

Gross unrealised gains	5	—	5	9	—	9	7	—	7

Disposals of unquoted equity investments classified as available-for-sale financial assets generated no gains or losses in 2011, 2010 and 2009.

17 Investments in Group undertakings
Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2011	2010	2009
	£m	£m	£m
At 1 January	5,743	6,783	7,339
Currency translation and other adjustments	19	12	(130)
Additional investments in Group undertakings	4,660	4,152	3,005
Redemption of investments in Group undertakings	(850)	(1,378)	(1,150)
Impairment of investments	(2,337)	(3,826)	(2,281)
At 31 December	7,235	5,743	6,783

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

18 Intangible assets

	Group
	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2011	£m	£m	£m	£m	£m
Cost
At 1 January	838	30	45	2,315	3,228
Currency translation and other adjustments	(16)	(1)	(1)	66	48
Additions	—	—	—	146	146
At 31 December	822	29	44	2,527	3,422

Accumulated amortisation and impairment
At 1 January	522	30	42	1,951	2,545
Currency translation and other adjustments	(15)	(1)	(1)	13	(4)
Charge for the year	—	—	—	69	69
At 31 December	507	29	41	2,033	2,610

Net book value at 31 December	315	—	3	494	812

Notes on the accounts continued

18 Intangible assets continued

	Group
	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2010	£m	£m	£m	£m	£m
Cost
At 1 January	901	31	46	2,259	3,237
Currency translation and other adjustments	15	(1)	(1)	(2)	11
Additions	—	—	—	58	58
Disposal of subsidiaries	(78)	—	—	—	(78)
At 31 December	838	30	45	2,315	3,228

Accumulated amortisation and impairment
At 1 January	538	31	41	1,879	2,489
Currency translation and other adjustments	(16)	(1)	(1)	(1)	(19)
Charge for the year	—	—	2	73	75
At 31 December	522	30	42	1,951	2,545

Net book value at 31 December	316	—	3	364	683

2009
Cost
At 1 January	973	35	49	2,195	3,252
Currency translation and other adjustments	(72)	(2)	(3)	(6)	(83)
Additions	—	—	—	70	70
Disposals and write-off of fully amortised assets	—	(2)	—	—	(2)
At 31 December	901	31	46	2,259	3,237

Accumulated amortisation and impairment
At 1 January	579	24	41	1,793	2,437
Currency translation and other adjustments	(41)	(2)	(2)	(5)	(50)
Disposals and write-off of fully amortised assets	—	(1)	—	—	(1)
Charge for the year	—	10	2	91	103
At 31 December	538	31	41	1,879	2,489

Net book value at 31 December	363	—	5	380	748

	Bank
Internally generated software	2011 £m	2010 £m	2009 £m
Cost
At 1 January	2,186	2,133	2,064
Additions	92	53	69
At 31 December	2,278	2,186	2,133

Accumulated amortisation
At 1 January	1,827	1,753	1,663
Charge for the year	62	74	90
At 31 December	1,889	1,827	1,753

Net book value at 31 December	389	359	380

Impairment review
The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value. The CGUs of the Group, where the goodwill is significant, are as follows:

	Significant acquisition	Recoverable amount based on	Goodwill at 30 September 2011 £m	Goodwill at 30 September 2010 £m	Goodwill at 30 September 2009 £m
Global Banking & Markets	RBS Securities Inc.	Value in use	120	120	117
Wealth	Bank Von Ernst	Value in use	200	184	170

Goodwill is analysed by operating segment in Note 35.

Impairment testing involves the comparison of the carrying value of a CGU or group of CGUs with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the CGU or group of CGUs. Fair value is the amount obtainable from the sale of the CGU in an arm's length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of CGUs; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to the more significant variables in each assessment are presented below.

The Group has adopted a value in use test for Wealth based upon management’s latest five year forecasts. For the value in use test, the long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

The goodwill in Global Banking & Markets arose on the Group’s acquisition of RBS Securities Inc (formally Greenwich Capital). The recoverable amount, based on a 3% terminal growth rate and a 13.7% pre-tax discount rate, exceeded its carrying amount by £608 million. A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £316 million and £102 million respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by £218 million. A fair value less cost to sell test was adopted in 2010 resulting in a recoverable amount exceeding carrying value by £1.0 billion (2009 - more than 100%).

The goodwill in Wealth arose on the Group’s acquisition of Bank von Ernst. The recoverable amount, based on a 5% (2010 and 2009 - 5%) terminal growth rate and a 10.3% (2010 - 11.3%; 2009 - 11%) pre-tax discount rate, exceeded its carrying amount by £399 million (2010 - £120 million; 2009 - £1.0 billion). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £268 million (2010 - £200 million; 2009 - £250 million) and £217 million (2010 - £170 million; 2009 - £200 million) respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by £79 million (2010 - £70 million; 2009 - £100 million).

Notes on the accounts continued

19 Property, plant and equipment

	Group
	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2011	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	1,544	1,424	133	653	472	4,226
Currency translation and other adjustments	(43)	3	(1)	(2)	(77)	(120)
Reclassifications	—	—	2	(2)	—	—
Additions	160	41	7	54	29	291
Change in fair value of investment properties	(115)	—	—	—	—	(115)
Disposals and write-off of fully depreciated assets	(109)	(44)	(3)	(24)	(7)	(187)
At 31 December	1,437	1,424	138	679	417	4,095

Accumulated impairment, depreciation and amortisation
At 1 January	—	388	65	313	269	1,035
Currency translation and other adjustments	—	—	(1)	(1)	(17)	(19)
Disposals and write-off of fully depreciated assets	—	(28)	(1)	(18)	(5)	(52)
Charge for the year	—	47	5	52	45	149
At 31 December	—	407	68	346	292	1,113

Net book value at 31 December	1,437	1,017	70	333	125	2,982

2010
Cost or valuation
At 1 January	1,604	1,377	136	652	443	4,212
Currency translation and other adjustments	(47)	14	(1)	4	9	(21)
Disposal of subsidiaries	—	—	—	—	(4)	(4)
Reclassifications	—	10	1	(12)	1	—
Additions	101	57	3	65	74	300
Change in fair value of investment properties	(114)	—	—	—	—	(114)
Disposals and write-off of fully depreciated assets	—	(34)	(6)	(56)	(51)	(147)
At 31 December	1,544	1,424	133	653	472	4,226

Accumulated impairment, depreciation and amortisation
At 1 January	—	320	57	277	258	912
Currency translation and other adjustments	—	1	—	3	(2)	2
Disposal of subsidiaries	—	—	—	—	(2)	(2)
Write down of property, plant and equipment	—	31	4	—	1	36
Disposals and write-off of fully depreciated assets	—	(9)	(2)	(17)	(42)	(70)
Charge for the year	—	45	6	50	56	157
At 31 December	—	388	65	313	269	1,035

Net book value at 31 December	1,544	1,036	68	340	203	3,191

	Group
	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2009	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	212	1,299	142	717	484	2,854
Currency translation and other adjustments	(52)	(47)	—	(30)	(27)	(156)
Reclassifications	1	18	1	(23)	3	—
Additions	1,336	126	7	31	45	1,545
Change in fair value of investment properties	107	—	—	—	—	107
Disposals and write-off of fully depreciated assets	—	(19)	(14)	(43)	(62)	(138)
At 31 December	1,604	1,377	136	652	443	4,212

Accumulated impairment, depreciation and amortisation
At 1 January	—	291	52	267	274	884
Currency translation and other adjustments	—	(2)	1	(4)	(14)	(19)
Write down of property, plant and equipment	—	5	—	4	—	9
Disposals and write-off of fully depreciated assets	—	(8)	—	(41)	(57)	(106)
Charge for the year	—	34	4	51	55	144
At 31 December	—	320	57	277	258	912

Net book value at 31 December	1,604	1,057	79	375	185	3,300

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

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2011 for a significant majority of the Group’s investment properties was undertaken with the support of external valuers.

The fair value of investment properties includes £94 million of depreciation since purchase (2010 - £12 million depreciation; 2009 - £105 million appreciation).

Rental income from investment properties was £81 million (2010 - £66 million; 2009 - nil. Direct operating expenses of investment properties were £41 million (2010 - £16 million; 2009 - nil).

There were no sales of freehold and long leaseshold properties subject to operating leasers during 2011 (2010 - £2 million; 2009 - £3 million).

Notes on the accounts continued

19 Property, plant and equipment continued

	Bank
	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2011	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	841	85	485	7	1,418
Currency translation and other adjustments	1	—	—	—	1
Reclassifications	—	2	(2)	—	—
Additions	41	4	49	—	94
Disposals and write-off of fully depreciated assets	(26)	(4)	(11)	—	(41)
At 31 December	857	87	521	7	1,472

Accumulated impairment, depreciation and amortisation
At 1 January	299	47	254	7	607
Disposals and write-off of fully depreciated assets	(11)	(1)	(8)	—	(20)
Charge for the year	29	2	39	—	70
At 31 December	317	48	285	7	657

Net book value at 31 December	540	39	236	—	815

2010
Cost or valuation
At 1 January	799	88	491	7	1,385
Reclassifications	11	—	(11)	—	—
Transfer from/(to) fellow subsidiaries	4	—	(15)	—	(11)
Additions	32	3	31	—	66
Disposals and write-off of fully depreciated assets	(5)	(6)	(11)	—	(22)
At 31 December	841	85	485	7	1,418

Accumulated impairment, depreciation and amortisation
At 1 January	274	46	222	6	548
Write-down of property plant and equipment	1	—	—	—	1
Disposals and write-off of fully depreciated assets	(2)	(2)	(4)	—	(8)
Charge for the year	26	3	36	1	66
At 31 December	299	47	254	7	607

Net book value at 31 December	542	38	231	—	811

2009
Cost or valuation
At 1 January	762	90	523	7	1,382
Currency translation and other adjustments	—	—	(18)	—	(18)
Reclassifications	22	1	(23)	—	—
Additions	30	7	12	—	49
Disposals and write-off of fully depreciated assets	(15)	(10)	(3)	—	(28)
At 31 December	799	88	491	7	1,385

Accumulated impairment, depreciation and amortisation
At 1 January	254	45	194	6	499
Disposals and write-off of fully depreciated assets	(7)	(1)	(9)	—	(17)
Charge for the year	27	2	37	—	66
At 31 December	274	46	222	6	548

Net book value at 31 December	525	42	269	1	837

20 Prepayments, accrued income and other assets

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Prepayments	19	22	41	—	—	12
Accrued income	213	221	261	98	91	190
Deferred expenses	51	89	93	—	—	—
Pension schemes in net surplus (see Note 4)	24	13	10	—	—	—
Other assets	2,266	1,234	1,471	1,322	661	802
	2,573	1,579	1,876	1,420	752	1,004

21 Short positions
	Group
	2011 £m	2010 £m	2009 £m
Debt securities
- Government	10,796	11,633	10,141
- Other issuers	2,685	2,310	3,776
Equity shares	1	—	—
	13,482	13,943	13,917

Note:
(1)	All short positions are classified as held-for-trading.

22 Accruals, deferred income and other liabilities
	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Notes in circulation	552	700	717	—	—	—
Current tax	40	187	82	—	—	45
Accruals	1,213	1,405	1,463	384	412	402
Deferred income	222	292	290	135	184	209
Other liabilities	3,457	1,860	1,275	2,325	869	254
	5,484	4,444	3,827	2,844	1,465	910

Included in other liabilities are provisions for liabilities and charges as follows:

	Group			Bank
	Payment Protection Insurance (1) £m	Other (2) £m	Total £m	Payment Protection Insurance (1) £m	Other (2) £m	Total £m
At 1 January 2011	—	127	127	—	66	66
Transfer from accruals and other liabilities	111	—	111	101	—	101
Currency translation and other movements	—	25	25	—	21	21
Charge to income statement	547	48	595	547	17	564
Releases to income statement	—	(12)	(12)	—	(4)	(4)
Provisions utilised	(175)	(21)	(196)	(175)	(12)	(187)
At 31 December 2011	483	167	650	473	88	561

Notes:
(1)
The FSA published its final policy statement on Payment Protection Insurance (PPI) complaint handling and redress in August 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the Financial Ombudsman Service (FOS). In April 2011, the High Court issued judgment in favour of the FSA and the FOS and in May 2011, the BBA announced that it would not appeal that judgment. During 2011, the RBS Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints following which it recorded an additional provision of £850 million in respect of PPI, of which £547 million related to NatWest.

The principal assumptions underlying the PPI provision are: an assessment of the total number of complaints that the Group will receive; the proportion of these complaints that will result in redress; and the average cost of such redress. To determine the number of complaints that it expects to receive the Group has analysed the population of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld have been established based on historical experience, guidance set out in the FSA policy statements and on anticipated customer contact. A one percent rise in the take up rate across the entire population of PPI policies would increase the provision by £95 million; a one percent fall would reduce the provision by the same amount. Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2013. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, uphold rates and average redress costs; and in particular, the results of the past book review to be conducted in 2012 and any additional reviews that may be required.

(2)	Includes property provisions and other provisions arising in the normal course of business.

Notes on the accounts continued

23 Deferred tax

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Deferred tax liability	289	41	285	222	—	217
Deferred tax asset	(579)	(574)	(568)	—	(88)	—
Net deferred tax (asset)/liability	(290)	(533)	(283)	222	(88)	217

Net deferred tax asset comprised:

	Group
	Pension	Accelerated capital allowances	Provisions	Deferred gains	IFRS transition	Fair value of financial instruments	Available for-sale financial assets	Intangibles	Cash flow hedging	Tax losses carried forward	Other	Total

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2010	345	8	(394)	38	(167)	(139)	(158)	4	325	(175)	30	(283)
Charge/(credit) to income statement	7	26	131	—	32	147	174	(4)	(319)	(434)	11	(229)
(Credit)/charge to other comprehensive income	—	—	—	(3)	—	—	4	—	(2)	—	(3)	(4)
Other	3	—	(18)	—	—	(6)	(7)	—	14	—	(3)	(17)
At 1 January 2011	355	34	(281)	35	(135)	2	13	—	18	(609)	35	(533)
Charge/(credit) to income statement	32	—	(12)	(8)	37	(3)	(2)	—	(9)	224	(30)	229
Charge/(credit) to other comprehensive income	—	—	—	1	—	—	(3)	—	3	—	10	11
Disposals of subsidiaries	—	—	—	—	—	—	—	—	(1)	—	—	(1)
Currency translation and other adjustments	—	1	2	—	1		(1)	—	—	8	(7)	4
At 31 December 2011	387	35	(291)	28	(97)	(1)	7	—	11	(377)	8	(290)

	Bank
	Pension	Accelerated capital allowances	Provisions	Deferred gains	IFRS transition	Cash flow hedging	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2010	344	9	(16)	16	(152)	16	—	217
Charge/(credit) to income statement	—	13	5	—	30	(1)	(350)	(303)
Credit to other comprehensive income	—	—	—	—	—	(2)	—	(2)
At 1 January 2011	344	22	(11)	16	(122)	13	(350)	(88)
Charge/(credit) to income statement	20	3	4	—	31	(6)	257	309
(Credit)/charge to other comprehensive income	—	—	—	(1)	—	2	—	1
At 31 December 2011	364	25	(7)	15	(91)	9	(93)	222

Notes:
(1)
Deferred tax assets are recognised depending on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Business projections prepared for impairment reviews indicate it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within four years. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of £517 million (2010 - £281 million; 2009 - £26 million) have not been recognised in respect of tax losses carried forward of £4,230 million (2010 - £2,341 million; 2009 - £100 million) as it is not considered probable that taxable profits will arise against which they could be utilised. Of these losses, £263 million will expire after five years. The balance of tax losses carried forward has no time limit.

(2)
Deferred tax liabilities of £234 million (2010 and 2009 - £262 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further tax. No tax is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts overseas dividends received on or after 1 July 2009 from UK tax.

24 Subordinated liabilities

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Dated loan capital	5,326	5,605	6,403	3,664	4,113	4,695
Undated loan capital	2,377	1,681	2,271	2,201	1,500	2,085
Preference shares	299	297	325	299	297	325
	8,002	7,583	8,999	6,164	5,910	7,105

In a series of exchange and tender offers in April 2009 and May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.

The RBS Group has undertaken that, unless otherwise agreed with the European Commission, neither the ultimate holding company nor any of its direct or indirect subsidiaries (excluding companies in the RBS Holdings N.V. Group, which are subject to different restrictions, see below) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter ("the Deferral Period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Notes on the accounts continued

24 Subordinated liabilities continued
The following tables analyse the remaining contractual maturity of subordinated liabilities by (1) the final redemption date; and (2) the next call date.

	Group
	2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
2011 - final redemption
Sterling	41	—	321	1,478	2,030	1,745	5,615
US dollar	3	—	388	259	—	609	1,259
Euro	2	—	—	485	336	305	1,128
	46	—	709	2,222	2,366	2,659	8,002

	Group
	Currently £m	2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
2011 - call date
Sterling	—	41	760	1,108	3,418	120	168	5,615
US dollar	871	—	—	388	—	—	—	1,259
Euro	159	1	—	—	485	336	147	1,128
	1,030	42	760	1,496	3,903	456	315	8,002

	Group
	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - final redemption
Sterling	35	—	326	3,163	351	1,043	4,918
US dollar	196	—	—	258	—	608	1,062
Euro	444	—	—	500	345	314	1,603
	675	—	326	3,921	696	1,965	7,583

	Group
	Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - call date
Sterling	—	35	—	1,176	3,100	439	168	4,918
US dollar	869	193	—	—	—	—	—	1,062
Euro	163	443	—	—	500	345	152	1,603
	1,032	671	—	1,176	3,600	784	320	7,583

	Group
	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - final redemption
Sterling	40	—	—	3,497	353	1,211	5,101
US dollar	316	—	—	247	—	756	1,319
Euro	581	443	—	437	516	602	2,579
	937	443	—	4,181	869	2,569	8,999

	Group
	Currently £m	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - call date
Sterling	174	128	—	766	3,331	534	168	5,101
US dollar	1,008	311	—	—	—	—	—	1,319
Euro	649	458	443	—	355	516	158	2,579
	1,831	897	443	766	3,686	1,050	326	8,999

	Bank
	2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
2011 - final redemption
Sterling	37	—	321	1,318	2,000	1,717	5,393
US dollar	3	—	—	—	—	609	612
Euro	1	—	—	—	—	158	159
	41	—	321	1,318	2,000	2,484	6,164

	Bank
	Currently £m	2012 £m	2013 £m	2014--2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
2011 - call date
Sterling	—	37	700	1,108	3,318	90	140	5,393
US dollar	612	—	—	—	—	—	—	612
Euro	159	—	—	—	—	—	—	159
	771	37	700	1,108	3,318	90	140	6,164

	Bank
	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - final redemption
Sterling	32	—	326	3,000	321	1,015	4,694
US dollar	3	—	—	—	—	608	611
Euro	443	—	—	—	—	162	605
	478	—	326	3,000	321	1,785	5,910

	Bank
	Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
2010 - call date
Sterling	—	32	—	1,113	3,000	409	140	4,694
US dollar	611	—	—	—	—	—	—	611
Euro	163	442	—	—	—	—	—	605
	774	474	—	1,113	3,000	409	140	5,910

	Bank
	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - final redemption
Sterling	40	—	—	3,331	323	1,183	4,877
US dollar	5	—	—	—	—	756	761
Euro	580	443	—	—	—	444	1,467
	625	443	—	3,331	323	2,383	7,105

	Bank
	Currently £m	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
2009 - call date
Sterling	174	28	—	700	3,331	504	140	4,877
US dollar	761	—	—	—	—	—	—	761
Euro	564	460	443	—	—	—	—	1,467
	1,499	488	443	700	3,331	504	140	7,105

Notes on the accounts continued

24 Subordinated liabilities continued

Dated loan capital	2011 £m	2010 £m	2009 £m
The Bank
€600 million 6% subordinated notes 2010	—	—	564
€500 million 5.125% subordinated notes 2011 (redeemed June 2011)	—	442	455
£300 million 7.875% subordinated notes 2015	328	333	338
£300 million 6.5% subordinated notes 2021	325	327	329
£2,000 million subordinated loan capital floating rate notes 2023 (1)	2,000	2,011	2,009
£1,000 million subordinated loan capital floating rate notes 2019 (1)	1,011	1,000	1,000
	3,664	4,113	4,695
RBS Holdings USA Inc.
US$500 million subordinated loan capital floating rate notes 2010 (1)	—	—	311
US$300 million floating junior subordinated revolving credit 2014 (1)	194	193	—
US$300 million floating rate subordinated notes 2014 (1)	194	—	—

First Active plc
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	64	66	66

Ulster Bank Limited
€120 million floating rate notes 2020 (1)	101	103	107
£100 million floating rate subordinated loan capital 2019 (1)	100	100	100
€60 million floating rate notes 2020 (1)	50	52	53
€100 million floating rate notes 2022 (1)	85	86	89
€280 million floating rate notes 2022 (1)	234	242	247
€400 million floating rate notes 2017 (1)	334	345	355

Coutts & Company
£30 million 1.95% subordinated notes 2023 (1)	30	30	30
€20 million 2.55% subordinated notes 2023 (1)	17	17	18

RBS Netherlands Holdings B.V.
£92 million floating rate note 2019 (1)	—	—	85

NatWest Group Holdings Corporation
US$400 million floating rate note 2018 (callable on any interest payment date) (1)	259	258	247
	5,326	5,605	6,403

Notes:
(1)	On-lent from The Royal Bank of Scotland plc on a subordinated basis.
(2)
In the event of certain changes in the tax laws of the UK, all of the dated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(3)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.
(4)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Undated loan capital	2011 £m	2010 £m	2009 £m
The Bank
US$193 million (2010 - US$193 million; 2009 - US$332 million) primary capital floating rate notes, Series A (callable on any interest payment date) (1,2)	124	124	205
US$229 million (2010 - US$229 million; 2009 - US$293 million) primary capital floating rate notes, Series B (callable on any interest payment date) (1,2)	148	148	182
US$285 million (2010 - US$285 million; 2009 - US$312 million) primary capital floating rate notes, Series C (callable on any interest payment date) (1,2)	184	184	192
€178 million (2010 - €178 million; 2009 - €400 million) 6.625% fixed/floating rate undated subordinated notes (callable on any interest payment date) (2)	150	154	358
€10 million (2010 - €10 million; 2009 - €100 million) floating rate undated step-up notes (callable on any interest payment date) (2)	9	9	90
£87 million (2010 - £87 million; 2009 - £162 million) floating rate undated subordinated step-up notes (callable January 2015) (1,2)	91	89	174
£53 million (2010 - £53 million; 2009 - £127 million) 7.125% undated subordinated step-up notes (callable October 2022) (1,2)	56	54	127
£35 million (2010 - £35 million; 2009 - £55 million) 11.5% undated subordinated notes (callable December 2022) (1,2,3)	35	35	56
£700 million subordinated loan capital floating rate notes (4) (callable January 2013)	704	703	701
£700 million subordinated loan capital floating rate notes (4) (callable September 2016)	700	—	—
	2,201	1,500	2,085
First Active plc
£20 million 11.75% perpetual tier two capital	26	26	26
€38 million 11.375% perpetual tier two capital	48	50	51
£1.3 million floating rate perpetual tier two capital	2	2	2

Ulster Bank Limited
€120 million perpetual floating rate subordinated notes (4)	100	103	107
	2,377	1,681	2,271

Notes:
(1)	Partially repurchased following completion of the exchange and tender offers in April 2009.
(2)	Partially repurchased following completion of the exchange and tender offers in May 2010.
(3)	Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(4)	On-lent from The Royal Bank of Scotland plc on a subordinated basis.
(5)	Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(6)
In the event of certain changes in the tax laws of the UK, all of the undated loan capital issues are redeemable in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior approval of the UK Financial Services Authority.

(7)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares (1)	2011 £m	2010 £m	2009 £m
The Bank
Non-cumulative preference shares of £1
Series A £140 million 9% (non-redeemable)	143	142	143

Non-cumulative preference shares of US$25
Series C US$246 million 7.7628% (2010 - US$246 million; 2009 - US$300 million) (2)	156	155	182
	299	297	325

Notes:
(1)	Further details of the contractual terms of the preference shares are given in Note 25.
(2)	Partially repurchased following completion of the exchange and tender offers in May 2010.

Notes on the accounts continued

25 Share capital and reserves

	Allotted, called up and fully paid			Authorised (1)
	2011	2010	2009	2009
	£m	£m	£m	m
Ordinary shares of £1	1,678	1,678	1,678	£2,250
Non-cumulative preference shares of £1	140	140	140	£1,000
Non-cumulative preference shares of US$25	123	123	150	$2,000

	Allotted, called up and fully paid			Authorised (1)
Number of shares - millions	2011	2010	2009	2009
Ordinary shares of £1	1,678	1,678	1,678	2,250
Non-cumulative preference shares of £1	140	140	140	1,000
Non-cumulative preference shares of US$25	10	10	12	80

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

Reserves
Under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company's profits, the amount by which the company's issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company’s paid up share capital.

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £459 million (2010 - £459 million; 2009 - £426 million) included within other reserves.

In the year, the Group received a contribution of capital of £5,200 million (2010 - £2,950 million; 2009 - £750 million) from the holding company for which no additional share capital was issued. As such, this has been recorded as a capital contribution in retained earnings.

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

26 Leases
Minimum amounts receivable under non-cancellable leases:
	Group
	Finance lease contracts
	Gross amount £m	Present value adjustments £m	Present value £m
2011
Receivable:
Within 1 year	9	—	9
After 1 year but within 5 years	28	(3)	25
After 5 years	77	(45)	32
Total	114	(48)	66

2010
Receivable:
Within 1 year	36	—	36
After 1 year but within 5 years	38	(4)	34
After 5 years	95	(55)	40
Total	169	(59)	110

2009
Receivable:
Within 1 year	167	(13)	154
After 1 year but within 5 years	58	(16)	42
After 5 years	109	(43)	66
Total	334	(72)	262

	Group
	2011	2010	2009
	£m	£m	£m
Amounts recognised as income and expenses
Finance leases - contingent rental income	(3)	(3)	(2)
Operating leases - minimum rentals payable	111	118	141

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the accounts continued

27 Securitisations and asset transfers
Own-asset securitisations

The RBS Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote special purpose entities (SPEs) funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by the RBS Group and these SPEs are consolidated and all of the transferred assets retained on the RBS Group’s balance sheet. In some own-asset securitisations, the RBS Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks.

The following tables show:
(i)	the asset categories that have been pledged to secured funding structures, including assets backing publicly issued own-asset securitisations;
(ii)
any currently unencumbered assets that could be substituted into those portfolios or used to collateralise debt securities which may be retained by the Group or RBS Group for contingent liquidity purposes; and

(iii)
assets that have been beneficially assigned to SPEs that are subsidiaries of the holding company but have failed the derecognition rules under IAS 39 and therefore continue to be recognised on the Group’s balance sheet.

	Group
	2011				2010				2009
		Debt securities in issue				Debt securities in issue				Debt securities in issue
Asset type (1)	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m
Mortgages - Irish	12,660	3,472	8,670	12,142	15,034	5,101	11,152	16,253	14,540	5,799	6,905	12,704
UK credit cards	2,477	—	—	—	2,174	—	—	—	1,449	—	—	—
UK personal loans	3,794	—	—	—	4,254	—	—	—	6,174	—	—	—
Other loans (4)	7,386	—	—	—	8,180	349	—	349	7,927	349	—	349
	26,317	3,472	8,670	12,142	29,642	5,450	11,152	16,602	30,090	6,148	6,905	13,053

Notes:
(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Debt securities that have been sold to third party investors and represents a source of external wholesale funding.
(3)
Debt securities issued pursuant to own-asset securitisations where the debt securities are retained by the Group as a source of contingent liquidity where those securities can be used in repurchase agreements with central banks.

(4)	Comprises corporate, social housing and student loans.

	Bank
Asset type (1)	2011 £m	2010 £m	2009 £m
UK credit cards	2,477	2,174	1,449
UK personal loans	3,794	4,254	6,174
Other loans (2)	7,310	7,831	7,578
	13,581	14,259	15,201

Notes:
(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Comprises corporate and social loans.

Continuing involvement
In certain securitisations of US residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control, as defined by IFRS, of the assets and continues to recognise the assets to the extent of its continuing involvement which takes the form of retaining certain subordinated bonds issued by the securitisation SPEs. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages. At 31 December 2011, securitised assets were £0.5 billion (2010 - £2.3 billion; 2009 - £3.1 billion); retained interest £60 million (2010 - £241 million; 2009 - £102 million); subordinated assets £3 million (2010 - £4 million; 2009 - £91 million); and related liabilities £3 million (2010 - £4 million; 2009 - £33 million).

The Group retained interests in securitised financial assets take the form of senior or subordinated securities. These interests predominantly relate to mortgage-backed securities which were re-securitised. Retained interests are generally not held to maturity and are typically sold after settlement of the securitisation. Retained interests may be subordinated to other investors' interests. Third party investors and securitisation trusts have no recourse to the Group's other assets for failure of debtors to perform on the securitised loans or securities, effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust. The value of retained interest varies and is subject to credit, interest rate, prepayment, and other risks of the transferred assets. In the ordinary course of business, the Group does not provide any other financial support to the securitisation trusts other than holding these retained interests.

Securities repurchase agreements and lending transactions
The Group enters into securities repurchase agreements and securities lending transactions under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such repurchase transactions included within debt securities on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

	Group
Assets pledged in securities repurchase agreements and lending transactions	2011 £m	2010 £m	2009 £m
Debt securities	30,647	34,568	30,602
Equity shares	12	—	—

Other collateral given
This primarily relates to cash collateral relating to derivative contracts as well as assets pledged for bank and other borrowings.

	Group			Bank
Assets pledged against liabilities	2011 £m	2010 £m	2009 £m	2011 £m	2010 £m	2009 £m
Loans and advances to banks	9	40	—	—	—	—
Loans and advances to customers	2,617	2,664	1,616	364	409	—
Debt securities	—	—	799	—	—	—
	2,626	2,704	2,415	364	409	—

Liabilities secured by assets
Deposits by banks	1,380	1,552	1,749	—	—	—
Derivatives	895	497	327	481	187	163
	2,275	2,049	2,076	481	187	163

Notes on the accounts continued

28 Capital resources
The Group’s regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

	2011 £m	2010 £m	2009 £m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	16,135	15,054	14,199

Non-controlling interests
Non-controlling interests per balance sheet	1,272	1,315	1,282
Non-controlling preference shares	(1,177)	(1,192)	(1,207)
	95	123	75

Regulatory adjustments and deductions
Unrealised gains on AFS debt securities	(1)	(9)	(12)
Unrealised gains on AFS equity shares	(4)	—	(4)
Cash flow hedging reserve	14	15	5
Other adjustments for regulatory purposes	11	3	(596)
Goodwill and intangible assets	(812)	(683)	(748)
50% excess of expected losses over impairment provisions (net of tax)	(1,773)	(1,254)	(1,351)
50% of securitisation positions	(424)	(829)	(380)
	(2,989)	(2,757)	(3,086)

Core Tier 1 capital	13,241	12,420	11,188

Other Tier 1 capital
Preference shares - debt	293	292	319
Non-controlling preference shares	1,177	1,192	1,207
	1,470	1,484	1,526

Tier 1 deductions
50% of material holdings	(339)	(333)	(327)
Tax on excess of expected losses over impairment provisions	640	500	539
	301	167	212

Total Tier 1 capital	15,012	14,071	12,926

Qualifying Tier 2 capital	2011 £m	2010 £m	2009 £m
Undated subordinated debt	2,290	1,597	2,170
Dated subordinated debt - net of amortisation	4,989	4,931	4,830
Reserves arising on revaluation of property	—	—	105
Unrealised gains on AFS equity shares	4	—	4
Collectively assessed impairment provisions	5	4	3
	7,288	6,532	7,112

Tier 2 deductions
50% of securitisation positions	(424)	(829)	(380)
50% excess of expected losses over impairment provisions	(2,413)	(1,754)	(1,891)
50% of material holdings	(339)	(333)	(327)
	(3,176)	(2,916)	(2,598)

Total Tier 2 capital	4,112	3,616	4,514

Supervisory deductions
Unconsolidated investments	(111)	(116)	(121)
Other deductions	(177)	(177)	(170)
	(288)	(293)	(291)

Total regulatory capital	18,836	17,394	17,149

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

29 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2011. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,584	2,680	2,504	1,115	1,404	1,379
Other contingent liabilities	1,566	1,969	2,231	1,295	1,608	1,804
	4,150	4,649	4,735	2,410	3,012	3,183
Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	35,919	43,041	44,203	30,654	34,774	35,749
- one year and over	9,139	9,924	12,996	7,384	8,523	11,181
Other commitments	152	333	397	111	280	315
	45,210	53,298	57,596	38,149	43,577	47,245

Note:
(1)
In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Notes on the accounts continued

29 Memorandum items continued
Contingent liabilities and commitments continued
Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group’s normal credit approval processes.

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

Capital Support Deed
The Bank, together with other members of the RBS Group, is party to a Capital Support Deed (CSD). Under the terms of the CSD, the Bank may be required, if compatible with its legal obligations, to make distributions on, or repurchase or redeem, its ordinary shares. The amount of this obligation is limited to the Bank’s capital resources in excess of the capital and financial resources needed to meet its regulatory requirements. The Bank may also be obliged to make onward distribution to its ordinary shareholders of dividends or other capital distributions received from subsidiaries that are party to the CSD. The CSD also provides that, in certain circumstances, funding received by the Bank from other parties to the CSD becomes immediately repayable, such repayment being limited to the Bank’s available resources.

Contractual obligations for future expenditure not provided for in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	105	115	115	81	82	82
- after 1 year but within 5 years	345	387	393	262	274	281
- after 5 years	750	828	866	568	612	632
	1,200	1,330	1,374	911	968	995
Other capital expenditure	1	2	2	—	—	—
Contracts to purchase goods or services (2)	32	29	21	—	—	—
	1,233	1,361	1,397	911	968	995

Notes:
(1)	Predominantly property leases.
(2)	Of which due within 1 year: £25 million (2010 - £23 million; 2009 - £17 million).

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £316 million (2010 - £301 million; 2009 - £320 million).

The Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

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

The Group has accrued £121 million for its share of FSCS levies for the 2011/12 and 2012/13 scheme years.

Litigation and investigations
The Bank and other members of the RBS Group are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of members of the RBS Group incurring a liability. The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

While the outcome of the legal proceedings, investigations and regulatory matters in which the RBS Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2011.

Other than as set out in these sections entitled ‘Litigation’ and ‘Investigations, reviews and proceedings’, no member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Group is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, significant effects on the financial position or profitability of the Group taken as a whole.

In each of the material legal proceedings and investigations, reviews and proceedings described below, unless specifically noted otherwise, it is not possible to reliably estimate with any certainty the liability, if any, or the effect these proceedings investigations and reviews, and any related developments, may have on the Bank or other members of the Group. However, in the event that any such matters were resolved against the RBS Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Notes on the accounts continued

29 Memorandum items continued
Litigation
Set out below are descriptions of the material legal proceedings involving the Group.

Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former individual officers and directors have been named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBSG preferred shares (the “Preferred Shares litigation”) and holders of American Depositary Receipts (the “ADR claims”).

In the Preferred Shares litigation, the consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (the “Securities Act”). The putative class is composed of all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (the SEC) registration statement. Plaintiffs seek unquantified damages on behalf of the putative class. The defendants have moved to dismiss the complaint and briefing on the motions was completed in September 2011.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”) on behalf of all persons who purchased or otherwise acquired the RBS Group’s American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing is ongoing.

The RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

The RBS Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend itself vigorously.

Other securitisation and securities related litigation in the United States
Recently, the level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters has increased. As a result, the RBS Group has become, and expects that it may further be, the subject of additional claims for damages and other relief regarding residential mortgages and related securities in the future.

To date, RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the individual and class action cases involve the issuance of more than US$83 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies have been named as defendants in more than 30 lawsuits brought by purchasers of MBS, including five purported class actions. Among the lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). The primary FHFA lawsuit pending in the federal court in Connecticut, relates to approximately US$32 billion of AAA rated MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter.

FHFA has also filed five separate lawsuits (against Ally Financial Group, Countrywide Financial Corporation, J.P. Morgan, Morgan Stanley and Nomura respectively) in which RBS Securities Inc. is named as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue.

Other lawsuits against RBS Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBS Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees’ Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al.; and Luther v. Countrywide Financial Corp. et al. and related cases.

Certain other institutional investors have threatened to bring claims against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict with any certainty whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of these actions, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party.

With respect to the current claims described above, the RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated US commodities and antitrust laws and state common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The RBS Group considers that it has substantial and credible legal and factual defences to these and prospective claims.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the RBS Group are engaged in other legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, do not expect that the outcome of any of these other claims and proceedings will have a significant effect on the consolidated net assets, operating results or cash flows of the Group in any particular period.

Investigations, reviews and proceedings
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of business activities or fines. Any of these events or circumstances could have a significant effect on the RBS Group, their respective businesses, authorisations and licences, reputation, results of operations or the price of securities issued by any of them.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the control of the RBS Group but could have a significant effect on their respective consolidated net assets, operating results or cash flows in any particular period.

Relevant members of the RBS Group are cooperating fully with the investigations and proceedings described below.

Retail banking
In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission’s Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency in respect of bank fees. The EC is currently proposing to legislate for the increased harmonisation of terminology across Member States, with proposals expected in 2012. The RBS Group cannot predict the outcome of these actions at this stage and is unable reliably to estimate the effect, if any, that these may have on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Multilateral interchange fees
In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard’s current multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

Notes on the accounts continued

29 Memorandum items continued
Investigations, reviews and proceedings continued
MasterCard appealed against the decision to the European Court of First Instance (subsequently re-named the General Court) on 1 March 2008, and the RBS Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIF with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal). The appeal was heard on 8 July 2011 by the General Court and judgment is expected on 24 May 2012.

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

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (CAT) in June 2006. The OFT’s investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the General Court’s judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance
Having conducted a market study relating to Payment Protection Insurance (PPI), in February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report in January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers’ ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. In October 2009, the CAT handed down a judgment remitting the matter back to the CC for review. Following further review, in October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. In March 2011, the CC made a final order setting out its remedies with a commencement date of 6 April 2011. The key remedies come into force in two parts. A number came into force in October 2011, and the remainder come into force in April 2012.

The FSA conducted a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and in March 2010. The FSA published its final policy statement in August 2010. The new rules imposed significant changes with respect to the handling of mis-selling PPI complaints. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The RBS Group then recorded an additional provision of £850 million in respect of PPI. During 2011, the RBS Group reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints.

Personal current accounts
On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCAs) in the United Kingdom. The OFT found evidence of competition and several positive features in the PCA market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and PCA providers to address the OFT’s concerns about transparency and switching, following its market study. PCA providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with Bacs, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, fully to review the market again in 2012 and to undertake a brief analysis on barriers to entry.

The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expected to see in the market. On 29 March 2011, the OFT published its update report in relation to PCA. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB). The OFT has indicated its intention to conduct a more comprehensive review of the market in 2012.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the RBS Group.

Independent Commission on Banking
Following an interim report published on 11 April 2011, the ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 (the “Final Report”). The Final Report makes a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) loss-absorbency (including bail-in) and (iii) competition.

On 19 December 2011 the UK Government published a response to the Final Report (the “Response”), reaffirming its intention to accept the majority of the ICB’s recommendations. The Government agreed that “vital banking services - in particular the taking of retail deposits - should only be provided by ‘ring-fenced banks’, and that these banks should be prohibited from undertaking certain investment banking activities.” It also broadly accepted the ICB’s recommendations on loss absorbency and on competition.

The UK Government has now embarked on an extensive consultation on how exactly the general principles outlined by the ICB should be implemented, and intends to bring forward a White Paper in the spring of 2012. Its intention is to complete primary and secondary legislation before the end of the current Parliamentary term in May 2015 and to implement the ring-fencing measures as soon as practicable thereafter and the loss absorbency measures by 2019. The Government also stated its determination that changes to the account switching process should be completed by September 2013, as already scheduled.

With regard to the competition aspects, the Government recommended a number of initiatives aimed at improving transparency and switching in the market and ensuring a level playing field for new entrants. In addition, the Government has recommended that HM Treasury should consult on regulating the UK Payments Council and has confirmed that the Financial Conduct Authority's remit will include competition.

Until the UK Government consultation is concluded and significantly more detail is known on how the precise legislative and regulatory framework is to be implemented it is impossible to estimate the potential impact of these measures with any level of precision.

The RBS Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the Final Report and the Response, the effects of which could have a negative impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is also involved in other reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

Notes on the accounts continued

29 Memorandum items continued
Investigations, reviews and proceedings continued
By way of example, in September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of the RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation and requested testimony from a former RBS Group employee. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

Also in October 2010, the SEC commenced an inquiry into document deficiencies and repurchase requests with respect to certain securitisations, and in January 2011, this was converted to a formal investigation. Among other matters, the investigation seeks information related to document deficiencies and remedial measures taken with respect to such deficiencies. The investigation also seeks information related to early payment defaults and loan repurchase requests.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub-prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBSG subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. On 28 November 2011, an Assurance of Discontinuance between RBS Financial Products Inc. and the Massachusetts Attorney General was filed in Massachusetts State Court which resolves the Massachusetts Attorney General's investigation as to RBSG. The Assurance of Discontinuance required RBS Financial Products Inc. to make payments totalling approximately US$52 million.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the RBS Group attended an informal meeting to provide additional information about the RBS Group's mortgage securitisation business. The investigation is ongoing and the RBS Group continues to provide requested information.

In September 2010, the RBS Group received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada State Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation.

US mortgages - Loan Repurchase Matters
The RBS Group’s Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g., the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to recover against such parties is uncertain. From the start of 2009 until the end of 2011, GBM N.A. received approximately US$75 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A.. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

The RBS Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. may be, and cannot give any assurance that the historical experience will continue in the future. It is possible that the volume of repurchase demands will increase in the future. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group’s consolidated net assets, operating results or cash flows in any particular period.

LIBOR
The RBS Group continues to receive requests from various regulators investigating the setting of LIBOR and other interest rates, including the US Commodity Futures Trading Commission, the US Department of Justice, the European Commission, the FSA and the Japanese Financial Services Agency. The authorities are seeking documents and communications related to the process and procedures for setting LIBOR and other interest rates, together with related trading information. In addition to co-operating with the investigations as described above, the RBS Group is also keeping relevant regulators informed. It is not possible to estimate with any certainty what effect these investigations and any related developments may have on the Group.

Other investigations
The Federal Reserve and state banking supervisors have been reviewing the RBS Group's US operations and the RBS Group has been required to make improvements with respect to various matters, including enterprise-wide governance, US Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. The RBS Group is in the process of implementing measures for matters identified to date.

The RBS Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The RBS Group is conducting a review of its policies, procedures and practices in respect of such payments and has initiated discussions with UK and US authorities to discuss its historical compliance with applicable laws and regulations, including US economic sanctions regulations. Although the RBS Group cannot currently determine when the review of its operations will be completed or what the outcome of its discussions with UK and US authorities will be, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

The RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on the activities of the RBS Group in the United States, as well as the terms of any supervisory action applicable to the Group, could have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

In April 2009, the FSA notified the RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO Holding N.V. in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of the RBS Group. RBSG and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against the RBS Group or against individuals, was warranted. On 12 December 2011, the FSA published its report ‘The Failure of the Royal Bank of Scotland’, on which the RBS Group engaged constructively with the FSA.

In July 2010, the FSA notified the RBS Group that it was commencing an investigation into the sale by Coutts & Co of the ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund (EVRF) to customers between 2001 and 2008 as well as its subsequent review of those sales. Subsequently, on 11 January 2011, the FSA revised the investigation start date to December 2003.

On 8 November 2011, the FSA published its Final Notice having reached a settlement with Coutts & Co, under which Coutts & Co agreed to pay a fine of £6.3 million. The FSA did not make any findings on the suitability of advice given in individual cases. Nonetheless, Coutts & Co has agreed to undertake a past business review of its sales of the product. This review will be overseen by an independent third party and will consider the advice given to customers invested in the EVRF as at the date of its suspension, 15 September 2008. For any sales which are found to be unsuitable, redress will be paid to the customers to ensure that they have not suffered financially.

On 26 March 2012, the FSA published its Final Notice having reached a settlement with Coutts & Co under which Coutts agreed to pay a fine of £8.75 million. This follows an investigation by the FSA into Coutts & Co’s anti-money laundering (AML) systems and controls in relation to high risk clients. The fine relates to historic activity undertaken between December 2007 and November 2010.
Coutts has cooperated fully and openly with the FSA throughout the investigation. Coutts accepts the findings contained in the FSA's Final Notice regarding certain failures to meet the relevant regulatory standards between December 2007 and November 2010. Coutts has found no evidence that money laundering took place during that time.

Since concerns were first identified by the FSA, Coutts & Co has enhanced its client relationship management process which included a review of its AML procedures, and is confident in its current processes and procedures.

During March 2008, the RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the RBS Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In December 2010, the SEC contacted the RBS Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs.

Notes on the accounts continued

30 Net cash inflow/(outflow) from operating activities

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Operating (loss)/profit before tax	(4,427)	(2,381)	1,129	(4,096)	(3,864)	(692)
Decrease/(increase) in prepayments and accrued income	49	(51)	(41)	(6)	6	14
Interest on subordinated liabilities	233	224	454	221	209	414
(Decrease)/increase in accruals and deferred income	(267)	(35)	561	(79)	(2)	278
Provisions for impairment losses	4,792	5,144	4,139	1,041	1,293	2,166
Loans and advances written-off net of recoveries	(1,285)	(1,038)	(1,123)	(1,052)	(982)	(1,077)
Unwind of discount on impairment losses	(320)	(311)	(246)	(67)	(68)	(77)
Profit on sale of property, plant and equipment	(2)	(4)	(4)	(1)	(3)	(1)
Profit on sale of subsidiaries and associates	(45)	(938)	(384)	(29)	(701)	(3)
(Profit)/loss on sale of securities	(3)	19	(60)	—	—	—
Charge/(credit) for defined benefit pension schemes	139	270	54	99	213	(29)
Pension scheme curtailment gains	—	—	(544)	—	—	(358)
Cash contribution to defined benefit pension schemes	(550)	(174)	(213)	(452)	(77)	(124)
Other provisions utilised	(196)	(49)	(29)	(187)	(9)	(15)
Depreciation and amortisation	218	232	247	132	140	156
Gain on redemption of own debt	(251)	(145)	(381)	—	(145)	(381)
Write-down of investment in subsidiaries	—	—	—	2,337	3,826	2,281
Elimination of foreign exchange differences	(41)	(1,175)	2,063	95	(27)	421
Other non-cash items	914	207	459	751	(1)	164
Net cash (outflow)/inflow from trading activities	(1,042)	(205)	6,081	(1,293)	(192)	3,137
Decrease in loans and advances to banks and customers	10,671	7,235	23,042	13,586	14,919	22,038
(Increase)/decrease in securities	(2,096)	(5,391)	1,348	(484)	(1,545)	—
(Increase)/decrease in other assets	(133)	(116)	820	317	(129)	300
(Increase)/decrease in derivative assets	(1,754)	1,010	4,425	(1,585)	656	1,997
Changes in operating assets	6,688	2,738	29,635	11,834	13,901	24,335
Increase in deposits by banks and customers	2,049	20,435	34,879	2,434	4,797	25,703
Decrease in debt securities in issue	(3,772)	(3,208)	(5,742)	—	—	(15)
(Decrease)/increase in other liabilities	(922)	244	(305)	(624)	278	(195)
Increase/(decrease)in derivative liabilities	2,566	(759)	(3,752)	2,522	(747)	(3,737)
Increase/(decrease) in settlement balances and short positions	800	749	3,397	(71)	4	—
Changes in operating liabilities	721	17,461	28,477	4,261	4,332	21,756
Total income taxes received/(paid)	453	406	(1,092)	527	300	(554)
Net cash inflow from operating activities	6,820	20,400	63,101	15,329	18,341	48,674

31 Analysis of the net investment in business interests and intangible assets

	Group			Bank
Acquisitions and disposals	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Fair value given for businesses acquired	—	(26)	(22)	—	—	(3)
Additional investments in Group undertakings	—	—	—	(4,660)	(4,152)	(3,005)
Net outflow of cash in respect of purchases	—	(26)	(22)	(4,660)	(4,152)	(3,008)

Other assets sold	2	248	(324)	—	173	—
Repayment of investments	—	—	—	850	1,378	1,150
Non-cash consideration	—	(899)	—	—	(899)	—
Profit on disposal	45	938	384	29	701	3
Net inflow of cash in respect of disposals	47	287	60	879	1,353	1,153

Dividends received from joint ventures	1	1	—	—	—	—
Net cash expenditure on intangible assets	(146)	(58)	(69)	(92)	(53)	(69)
Net (outflow)/inflow	(98)	204	(31)	(3,873)	(2,852)	(1,924)

32 Interest received and paid

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
Interest received	6,264	6,030	6,720	3,744	3,784	4,204
Interest paid	(3,065)	(2,836)	(4,975)	(1,844)	(1,984)	(2,551)
	3,199	3,194	1,745	1,900	1,800	1,653

33 Analysis of changes in financing during the year

	Group						Bank
	Share capital and share premium			Subordinated liabilities			Share capital and share premium			Subordinated liabilities
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,903	3,904	2,969	7,583	8,999	10,099	3,903	3,904	2,969	5,910	7,105	7,860
Issue of ordinary shares	—	—	935	—	—	—	—	—	935	—	—	—
Redemption of preference shares	—	(1)	—	—	—	—	—	(1)	—	—	—	—
Issue of subordinated liabilities	—	—	—	894	193	1,000	—	—	—	700	—	1,000
Repayment of subordinated liabilities	—	—	—	(431)	(1,405)	(1,250)	—	—	—	(431)	(1,015)	(1,052)
Net cash (outflow)/inflow from financing	—	(1)	935	463	(1,212)	(250)	—	(1)	935	269	(1,015)	(52)
Currency translation and other adjustments	—	—	—	(44)	(204)	(850)	—	—	—	(15)	(180)	(703)
At 31 December	3,903	3,903	3,904	8,002	7,583	8,999	3,903	3,903	3,904	6,164	5,910	7,105

34 Analysis of cash and cash equivalents

	Group			Bank
	2011	2010	2009	2011	2010	2009
	£m	£m	£m	£m	£m	£m
At 1 January
- cash	95,871	84,148	31,365	70,692	55,267	12,529
- cash equivalents	37,746	25,372	18,710	13,131	10,934	8,405
	133,617	109,520	50,075	83,823	66,201	20,934
Net cash inflow	12,134	24,097	59,445	16,530	17,622	45,267
At 31 December	145,751	133,617	109,520	100,353	83,823	66,201

Comprising:
Cash and balances at central banks	1,918	1,746	1,726	917	806	842
Treasury bills and debt securities	50	218	—	—	—	—
Loans and advances to banks	143,783	131,653	107,794	99,436	83,017	65,359
Cash and cash equivalents	145,751	133,617	109,520	100,353	83,823	66,201

The Bank and certain subsidiary undertakings are required to maintain balances with Central banks which, at 31 December 2011, amounted to £71 million (2010 and 2009 - £78 million).

Notes on the accounts continued

35 Segmental analysis
(a) Divisions
The directors manage the Group primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered to other parts of the Group. The segment measure is operating profit/(loss) before tax.

The Group's reportable segments are on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through a number of channels including; the NatWest network of branches and ATMs in the United Kingdom, telephony, online and mobile.

UK Corporate is a leading provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels.

Wealth provides private banking and investment services in the UK through Coutts & Co, offshore banking through NatWest Offshore and international private banking through Coutts & Co Ltd.

Global Transaction Services (GTS) ranks among the top tier of global transaction banks, offering payments, cash and liquidity management, trade finance and commercial card products and services. Through the network and extensive partner bank agreements, GTS are able to support and connect customers across 128 countries.

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

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies; equities; credit and mortgage markets and portfolio management and origination.

Central items comprises Group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the GBM division, linked to proprietary trading, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

	Group
	Net interest income	Non-interest income	Total income	Operating expenses	Depreciation and amortisation	Impairment losses	Operating profit/(loss)
2011	£m	£m	£m	£m	£m	£m	£m
UK Retail	1,451	850	2,301	(1,189)	—	(417)	695
UK Corporate	1,158	392	1,550	(602)	—	(404)	544
Wealth	417	413	830	(666)	(10)	(11)	143
Global Transaction Services	270	454	724	(472)	—	(6)	246
Ulster Bank	713	215	928	(506)	(1)	(1,384)	(963)
Global Banking & Markets	(211)	757	546	(697)	(23)	9	(165)
Central items	(1,120)	(102)	(1,222)	(687)	(184)	—	(2,093)
Core	2,678	2,979	5,657	(4,819)	(218)	(2,213)	(1,593)
Non-Core	329	(191)	138	(121)	—	(2,579)	(2,562)
Managed basis	3,007	2,788	5,795	(4,940)	(218)	(4,792)	(4,155)

Reconciling items
Payment Protection Insurance costs	—	—	—	(547)	—	—	(547)
Integration and restructuring costs	—	—	—	(29)	—	—	(29)
Gain on redemption of own debt	—	251	251	—	—	—	251
Strategic disposals	—	45	45	—	—	—	45
Bonus tax	—	—	—	8	—	—	8
Statutory basis	3,007	3,084	6,091	(5,508)	(218)	(4,792)	(4,427)

	Group
	Net interest income	Non-interest income	Total income	Operating expenses	Depreciation and amortisation	Impairment losses	Operating profit/(loss)
2010	£m	£m	£m	£m	£m	£m	£m
UK Retail	1,447	844	2,291	(1,563)	—	(648)	80
UK Corporate	1,106	421	1,527	(607)	—	(431)	489
Wealth	333	431	764	(564)	(10)	(6)	184
Global Transaction Services	259	744	1,003	(526)	—	(5)	472
Ulster Bank	860	219	1,079	(547)	(2)	(1,161)	(631)
Global Banking & Markets	(35)	1,259	1,224	(697)	(23)	1	505
Central items	(1,138)	157	(981)	(414)	(195)	(2)	(1,592)
Core	2,832	4,075	6,907	(4,918)	(230)	(2,252)	(493)
Non-Core	329	(252)	77	(105)	—	(2,892)	(2,920)
Managed basis	3,161	3,823	6,984	(5,023)	(230)	(5,144)	(3,413)

Reconciling items
Amortisation of purchased intangible assets	—	—	—	—	(2)	—	(2)
Integration and restructuring costs	—	—	—	(45)	—	—	(45)
Gain on redemption of own debt	—	145	145	—	—	—	145
Strategic disposals	—	937	937	—	—	—	937
Bonus tax	—	—	—	(3)	—	—	(3)
Statutory basis	3,161	4,905	8,066	(5,071)	(232)	(5,144)	(2,381)

2009
UK Retail	1,631	913	2,544	(1,669)	(1)	(988)	(114)
UK Corporate	1,011	446	1,457	(610)	—	(485)	362
Wealth	330	389	719	(493)	(10)	(13)	203
Global Transaction Services	283	745	1,028	(542)	—	(5)	481
Ulster Bank	829	254	1,083	(710)	(5)	(649)	(281)
Global Banking & Markets	(451)	1,499	1,048	(606)	(14)	(3)	425
Central items	(700)	1,238	538	588	(198)	—	928
Core	2,933	5,484	8,417	(4,042)	(228)	(2,143)	2,004
Non-Core	264	212	476	(108)	—	(1,996)	(1,628)
Managed basis	3,197	5,696	8,893	(4,150)	(228)	(4,139)	376

Reconciling items
Amortisation of purchased intangible assets	—	—	—	—	(12)	—	(12)
Integration and restructuring costs	—	—	—	(143)	(7)	—	(150)
Gain on redemption of own debt	—	381	381	—	—	—	381
Bonus tax	—	—	—	(10)	—	—	(10)
Gains on pensions curtailment	—	—	—	544	—	—	544
Statutory basis	3,197	6,077	9,274	(3,759)	(247)	(4,139)	1,129

Notes on the accounts continued

35 Segmental analysis continued

	2011			2010			2009
	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m
Total revenue
UK Retail	2,200	9	2,209	2,150	10	2,160	2,396	10	2,406
UK Corporate	1,646	1	1,647	1,622	—	1,622	1,669	2	1,671
Wealth	1,221	25	1,246	1,120	28	1,148	1,014	63	1,077
Global Transaction Services	508	10	518	1,681	2	1,683	1,680	—	1,680
Ulster Bank	1,397	9	1,406	1,494	31	1,525	1,703	5	1,708
Global Banking & Markets	1,314	200	1,514	1,779	218	1,997	1,936	292	2,228
Central items	468	119	587	720	105	825	1,724	287	2,011
Core	8,754	373	9,127	10,566	394	10,960	12,122	659	12,781
Non-Core	560	16	576	575	(38)	537	1,266	679	1,945
	9,314	389	9,703	11,141	356	11,497	13,388	1,338	14,726
Eliminations	—	(389)	(389)	—	(356)	(356)	—	(1,338)	(1,338)
Managed basis	9,314	—	9,314	11,141	—	11,141	13,388	—	13,388

Reconciling items
Gain on redemption of own debt	251	—	251	145	—	145	381	—	381
Strategic disposals	45	—	45	937	—	937	—	—	—
Statutory basis	9,610	—	9,610	12,223	—	12,223	13,769	—	13,769

Total income
UK Retail	2,292	9	2,301	2,281	10	2,291	2,534	10	2,544
UK Corporate	1,664	(114)	1,550	1,617	(90)	1,527	1,589	(132)	1,457
Wealth	840	(10)	830	773	(9)	764	668	51	719
Global Transaction Services	719	5	724	1,007	(4)	1,003	1,041	(13)	1,028
Ulster Bank	890	38	928	962	117	1,079	865	218	1,083
Global Banking & Markets	497	49	546	1,183	41	1,224	1,078	(30)	1,048
Central items	(1,311)	89	(1,222)	(1,076)	95	(981)	293	245	538
Core	5,591	66	5,657	6,747	160	6,907	8,068	349	8,417
Non-Core	204	(66)	138	237	(160)	77	825	(349)	476
	5,795	—	5,795	6,984	—	6,984	8,893	—	8,893
Reconciling items
Gain on redemption of own debt	251	—	251	145	—	145	381	—	381
Strategic disposals	45	—	45	937	—	937	—	—	—
	6,091	—	6,091	8,066	—	8,066	9,274	—	9,274

	Group
	2011			2010			2009
	Assets	Liabilities	Cost to acquire fixed assets and intangible assets	Assets	Liabilities	Cost to acquire fixed assets and intangible assets	Assets	Liabilities	Cost to acquire fixed assets and intangible assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	18,809	80,752	—	19,964	74,349	—	19,932	66,632	—
UK Corporate	42,446	49,637	—	43,917	48,086	—	45,111	42,011	—
Wealth	35,721	33,422	59	34,283	32,289	55	31,993	30,381	5
Global Transaction Services	5,619	25,296	—	7,311	24,142	1	5,422	22,890	—
Ulster Bank	40,637	40,822	45	43,408	47,096	101	47,156	56,020	—
Global Banking & Markets	190,615	94,984	19	176,669	98,775	42	143,163	79,744	126
Central items	13,195	19,976	188	14,725	20,338	159	18,471	26,645	148
Core	347,042	344,889	311	340,277	345,075	358	311,248	324,323	279
Non-Core	20,510	5,256	126	26,255	5,088	—	39,480	10,924	1,336
	367,552	350,145	437	366,532	350,163	358	350,728	335,247	1,615

Segmental analysis of goodwill is as follows:
	Wealth	Global Transaction Services	Global Banking & Markets	Total
	£m	£m	£m	£m
At 1 January 2009	182	84	128	394
Currency translation and other adjustments	(12)	(6)	(13)	(31)
At 1 January 2010	170	78	115	363
Currency translation and other adjustments	25	—	6	31
Disposals	—	(78)	—	(78)
At 1 January 2011	195	—	121	316
Currency translation and other adjustments	(1)	—	—	(1)
At 31 December 2011	194	—	121	315

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Group
	UK	USA	Europe	Rest of the World	Total
2011	£m	£m	£m	£m	£m
Total revenue	6,444	1,083	1,981	102	9,610

Net interest income	2,165	(19)	840	21	3,007
Net fees and commissions	1,898	344	172	33	2,447
(Loss)/income from trading activities	(397)	583	48	10	244
Other operating income	29	50	314	—	393
Total income	3,695	958	1,374	64	6,091

Operating (loss)/profit before tax	(2,497)	425	(2,347)	(8)	(4,427)
Total assets	224,300	93,407	45,821	4,024	367,552
Total liabilities	222,686	88,406	35,029	4,024	350,145
Net assets attributable to equity shareholders and non-controlling interests	1,614	5,001	10,792	—	17,407
Contingent liabilities and commitments	45,655	49	3,519	137	49,360
Cost to acquire property, plant and equipment and intangible assets	185	55	197	—	437

2010
Total revenue	8,672	1,441	2,009	101	12,223

Net interest income	2,293	(24)	874	18	3,161
Net fees and commissions	2,109	368	227	32	2,736
(Loss)/income from trading activities	(115)	909	24	7	825
Other operating income	1,014	47	280	3	1,344
Total income	5,301	1,300	1,405	60	8,066

Operating (loss)/profit before tax	(610)	815	(2,580)	(6)	(2,381)
Total assets	218,517	92,998	50,981	4,036	366,532
Total liabilities	215,667	88,294	42,175	4,027	350,163
Net assets attributable to equity shareholders and non-controlling interests	2,850	4,704	8,806	9	16,369
Contingent liabilities and commitments	52,113	121	4,667	1,046	57,947
Cost to acquire property, plant and equipment and intangible assets	138	48	171	1	358

Notes on the accounts continued

35 Segmental analysis continued

	Group
	UK	USA	Europe	Rest of the World	Total
2009	£m	£m	£m	£m	£m
Total revenue	9,873	1,558	2,221	117	13,769

Net interest income	2,317	(5)	864	21	3,197
Net fees and commissions	2,254	340	206	38	2,838
Income/(loss) from trading activities	391	1,133	(77)	7	1,454
Other operating income	1,515	5	265	—	1,785
Total income	6,477	1,473	1,258	66	9,274

Operating profit/(loss) before tax	1,018	1,013	(899)	(3)	1,129
Total assets	213,085	74,112	59,440	4,091	350,728
Total liabilities	208,123	70,754	52,291	4,079	335,247
Net assets attributable to equity shareholders and non-controlling interests	4,962	3,358	7,149	12	15,481
Contingent liabilities and commitments	59,892	83	1,220	1,136	62,331
Cost to acquire property, plant and equipment and intangible assets	124	126	1,365	—	1,615

36 Directors’ and key management remuneration
The directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the 2011 Form 20-F for the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £188,000 (2010 - £175,000).

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2011	2010
	£000	£000
Short-term benefits	36,371	35,654
Post-employment benefits	3,547	(503)
Share-based payments	21,062	21,551
	60,980	56,702

37 Transactions with directors and key management

(a) At 31 December 2011, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £42,073 in respect of loans to six persons who were directors of the Bank at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2011	2010
	£000	£000
Loans and advances to customers	11,356	3,558
Customer accounts	28,864	8,375

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

38 Related parties
UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government’s shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm’s length basis. Such transactions include the payment of: taxes principally UK corporation tax (page 139) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

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

	2011	2010	2009
	£m	£m	£m
Income
Interest receivable	1,520	1,415	1,299
Interest payable	1,177	1,132	1,119
Fees and commissions receivable	239	235	221
Fees and commissions payable	58	66	74

Expenses
Other administrative expenses	1,721	1,717	1,015

39 Ultimate holding company
The Group’s ultimate holding company is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2011, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following placing and open offers by The Royal Bank of Scotland Group plc in December 2008 and April 2009, the UK Government, through HM Treasury, currently holds 66.9% of the issued ordinary share capital of the ultimate holding company and is therefore the Group’s ultimate controlling party.

40 Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

Financial summary
The Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the five years ended 31 December 2011 are presented below.

Summary consolidated income statement	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Net interest income	3,007	3,161	3,197	5,397	5,091
Non-interest income (1, 2)	3,084	4,905	6,077	2,307	3,263
Total income	6,091	8,066	9,274	7,704	8,354
Operating expenses (3, 4, 5, 6)	(5,726)	(5,303)	(4,006)	(5,202)	(4,420)
Profit before impairment losses	365	2,763	5,268	2,502	3,934
Impairment losses	(4,792)	(5,144)	(4,139)	(1,362)	(849)
Operating (loss)/profit before tax	(4,427)	(2,381)	1,129	1,140	3,085
Tax credit/(charge)	583	117	5	(599)	(768)
(Loss)/profit for the year	(3,844)	(2,264)	1,134	541	2,317

(Loss)/profit attributable to:
Non-controlling interests	8	(8)	—	93	89
Ordinary shareholders	(3,852)	(2,256)	1,134	448	2,228

Notes:
(1)	Includes gain on strategic disposals of £45 million (2010 - £937 million).
(2)	Includes gain on redemption of own debt of £251 million (2010 - £145 million; 2009 - £381 million).
(3)	Includes Payment Protection Insurance costs of £547 million.
(4)	Includes integration and restructuring costs of £29 million (2010 - £45 million; 2009 - £150 million; 2008 - £42 million; 2007 - £43 million).
(5)	Includes write-down of goodwill and other intangible assets of £716 million in 2008.
(6)	Includes gains on pensions curtailment of £544 million in 2009.

Summary consolidated balance sheet	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Loans and advances	309,090	311,062	297,633	264,501	260,425
Debt securities and equity shares	41,933	40,398	35,755	37,122	39,047
Derivatives and settlement balances	7,665	7,221	9,043	13,012	6,275
Other assets	8,864	7,851	8,297	6,584	6,535
Total assets	367,552	366,532	350,728	321,219	312,282

Owners’ equity	16,135	15,054	14,199	12,135	10,788
Non-controlling interests	1,272	1,315	1,282	1,323	1,314
Subordinated liabilities	8,002	7,583	8,999	10,099	5,932
Deposits	309,439	308,784	288,896	254,017	250,380
Derivatives, settlement balances and short positions	22,485	20,441	21,258	21,157	18,206
Other liabilities	10,219	13,355	16,094	22,488	25,662
Total liabilities and equity	367,552	366,532	350,728	321,219	312,282

Other financial data	2011	2010	2009	2008	2007
Return on average total assets (1)	(0.98%)	(0.59%)	0.33%	0.14%	0.71%
Return on average ordinary shareholders’ equity (2)	(24.9%)	(15.0%)	9.0%	3.9%	21.9%
Average owners’ equity as a percentage of average total assets	3.9%	3.9%	3.6%	3.5%	3.2%
Risk asset ratio - Tier 1	11.3%	10.7%	10.1%	10.1%	9.8%
Risk asset ratio - Total	14.2%	13.2%	13.4%	14.5%	13.2%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	(0.38)	0.19	1.34	1.16	1.43
- excluding interest on deposits	(3.13)	(0.95)	1.70	1.51	2.50
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	(0.38)	0.19	1.34	1.16	1.43
- excluding interest on deposits	(3.13)	(0.95)	1.70	1.51	2.50

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
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

(4)
The earnings for the years ended 31 December 2011 and 2010 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiencies for total fixed charges and total fixed charges and preference share dividends for the years ended 31 December 2011 and 2010 were £4,427 million and £2,381 million respectively.

Analysis of loans to customers by geographical area and type of customer
The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

	Within 1 year	After 1 but within 5 years	After 5 years	Total 2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,883	5	—	1,888	1,885	1,850	2,054	2,058
Manufacturing	2,319	161	661	3,141	3,930	4,079	4,702	5,183
Construction	1,901	517	448	2,866	3,401	4,039	5,672	5,717
Finance	5,927	637	449	7,013	3,560	4,820	38,703	34,668
Service industries and business activities	7,730	1,461	6,644	15,835	18,713	20,204	22,197	22,796
Agriculture, forestry and fishing	636	229	1,016	1,881	1,968	2,012	2,102	1,658
Property	5,478	3,608	5,084	14,170	16,105	18,664	21,064	18,892
Residential mortgages	1,689	2,423	3,180	7,292	6,601	5,203	4,003	3,565
Personal lending	8,351	2,615	3,227	14,193	15,244	15,885	16,912	15,949
Finance leases and instalment credit	24	10	46	80	100	255	273	317
Accrued interest	207	—	—	207	5,702	6,122	330	478
Total domestic	36,145	11,666	20,755	68,566	77,209	83,133	118,012	111,281
Overseas residents	5,059	8,874	6,783	20,716	20,691	23,214	18,824	17,053
Total UK offices	41,204	20,540	27,538	89,282	97,900	106,347	136,836	128,334

Overseas
US	20,102	—	728	20,830	19,124	11,021	7,019	18,985
Rest of the World	17,157	6,639	21,319	45,115	47,509	52,700	57,336	43,995
Total overseas offices	37,259	6,639	22,047	65,945	66,633	63,721	64,355	62,980
Loans and advances to customers - gross	78,463	27,179	49,585	155,227	164,533	170,068	201,191	191,314
Loan impairment provisions				(12,338)	(9,400)	(5,665)	(2,924)	(2,338)
Loans and advances to customers - net				142,889	155,133	164,403	198,267	188,976

Fixed rate	19,375	7,706	6,129	33,210	32,669	36,412	35,353	37,263
Variable rate	59,088	19,473	43,456	122,017	131,864	133,656	165,838	154,051
Loans and advances to customers - gross	78,463	27,179	49,585	155,227	164,533	170,068	201,191	191,314

Additional information continued

Loan impairment provisions
For a discussion of the factors considered in determining the amount of provisions, see ‘Impairment loss provision methodology’ on pages 81 and 82 and ‘Critical accounting policies’ on page 126. The following table shows the movements in loan impairment provisions.

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
Domestic	4,475	3,706	2,271	1,986	1,748
Foreign	4,934	1,968	655	354	313
	9,409	5,674	2,926	2,340	2,061

Currency translation and other adjustments
Domestic	(11)	(11)	5	1	14
Foreign	(223)	(41)	(3)	134	27
	(234)	(52)	2	135	41
Disposals
Foreign	—	(3)	—	(70)	—

Amounts written-off
Domestic	(1,105)	(1,047)	(1,144)	(744)	(537)
Foreign	(223)	(42)	(27)	(48)	(80)
	(1,328)	(1,089)	(1,171)	(792)	(617)
Recoveries of amounts written-off in previous years
Domestic	37	50	45	46	67
Foreign	6	1	3	16	27
	43	51	48	62	94
Charged to income statement (1)
Domestic	1,818	1,896	2,653	1,060	769
Foreign	2,959	3,243	1,462	291	79
	4,777	5,139	4,115	1,351	848
Unwind of discount (recognised in interest income)
Domestic	(118)	(119)	(124)	(78)	(75)
Foreign	(202)	(192)	(122)	(22)	(12)
	(320)	(311)	(246)	(100)	(87)
Provisions at the end of the year (2)
Domestic	5,096	4,475	3,706	2,271	1,986
Foreign	7,251	4,934	1,968	655	354
	12,347	9,409	5,674	2,926	2,340

Gross loans and advances to customers
Domestic	68,566	77,209	83,133	122,120	111,281
Foreign	86,661	87,324	86,935	79,071	80,033
	155,227	164,533	170,068	201,191	191,314

Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	7.43%	5.79%	4.46%	1.86%	1.78%
Foreign	8.36%	5.64%	2.26%	0.83%	0.44%
Total	7.95%	5.71%	3.33%	1.45%	1.22%

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Customer charge to income statement as a % of gross loans and advances to customers
Domestic	2.65%	2.46%	3.19%	0.87%	0.69%
Foreign	3.41%	3.71%	1.67%	0.37%	0.10%
Total	3.08%	3.12%	2.42%	0.67%	0.44%

Notes:
(1)	Includes charge against loans and advances to banks of £7 million in 2009.
(2)	Includes closing provisions against loans and advances to banks of £9 million (2010 and 2009 - £9 million; 2008 and 2007 - £2 million).
(3)	Closing customer provisions exclude closing provisions against loans and advances to banks.

The following table shows additional information in respect of the loan impairment provisions.

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Loan impairment provisions at end of year:
- customers	12,338	9,400	5,665	2,924	2,338
- banks	9	9	9	2	2
	12,347	9,409	5,674	2,926	2,340

Average loans and advances to customers (gross)	163,860	173,446	178,168	190,880	187,700

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	2.9%	3.0%	2.3%	0.7%	0.4%
Amounts written-off (net of recoveries) - customers	0.8%	0.6%	0.6%	0.4%	0.3%

Analysis of closing loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2011		2010		2009		2008		2007
	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans
	£m	%	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local government	—	1.3	—	1.2	—	1.2	—	1.3	—	1.1
Manufacturing	86	2.1	91	2.5	103	2.6	59	2.9	56	2.7
Construction	307	1.9	428	2.2	233	2.6	155	3.5	59	3.0
Finance	22	0.9	21	1.2	10	1.1	6	1.2	4	18.1
Service industries and business activities	723	10.8	541	12.0	464	12.8	348	13.8	369	11.8
Agriculture, forestry and fishing	27	1.3	22	1.3	16	1.3	16	1.3	17	0.9
Property	1,942	9.6	1,073	10.4	620	12.0	178	13.1	50	9.9
Individuals - home mortgages	18	4.9	10	4.3	5	3.3	5	2.5	4	1.9
- other	1,569	9.6	1,628	9.8	1,598	10.2	1,304	10.6	1,244	8.3
Finance leases and instalment credit	11	0.1	9	0.1	10	0.2	11	0.2	13	0.2
Accrued interest	—	0.1	—	0.2	—	0.2	—	0.2	—	0.3
Total domestic	4,705	42.6	3,823	45.2	3,059	47.5	2,082	50.6	1,816	58.2
Foreign	6,732	57.4	4,444	54.8	1,746	52.5	562	49.4	265	41.8
Impaired book provisions	11,437	100.0	8,267	100.0	4,805	100.0	2,644	100.0	2,081	100.0
Latent book provisions	901		1,133		860		280		257
Total provisions	12,338		9,400		5,665		2,924		2,338

Additional information continued

Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Domestic
Manufacturing	102	40	32	23	15
Construction	166	50	130	40	13
Finance	22	4	3	4	1
Service industries and business activities	184	168	212	178	102
Agriculture, forestry and fishing	3	3	3	3	2
Property	115	100	46	15	5
Individuals
- home mortgages	3	1	—	—	—
- others	510	681	718	481	399
Total domestic	1,105	1,047	1,144	744	537
Foreign	223	42	27	48	80
Total write-offs	1,328	1,089	1,171	792	617

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Domestic
Manufacturing	1	—	—	1	—
Construction	1	—	—	—	—
Service industries and business activities	5	3	3	6	6
Property	2	—	—	—	—
Individuals
- others	28	47	42	39	61
Total domestic	37	50	45	46	67
Foreign	6	1	3	16	27
Total recoveries	43	51	48	62	94

Renegotiated loans
Renegotiated loans are those loans restructured in response to a borrower's financial difficulties where no impairment provision is required. Restructured loans where an impairment provision is required continue to be reported as impaired loans. Loans renegotiated during the year amounted to:

	2011 £m	2010 £m	2009 £m	2008 £m	2007 £m
Renegotiated loans (1)	3,903	1,582	514	127	169

Note:
(1)	Restructured loan data include only those arrangements above thresholds set individually by the divisions, ranging from nil to £10 million.

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Loans are classified as accruing loans past due 90 days or more where they are past due 90 days but where no impairment provision is recognised because they are fully collateralised.

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Impaired loans (2)
Domestic	7,881	7,318	6,453	3,960	2,744
Foreign	13,664	10,617	6,462	2,112	555
Total	21,545	17,935	12,915	6,072	3,299
Accruing loans which are contractually overdue past due 90 days or more as to principal or interest
Domestic	1,039	1,334	1,236	656	50
Foreign	258	303	434	344	39
Total	1,297	1,637	1,670	1,000	89
Total risk elements in lending	22,842	19,572	14,585	7,072	3,388

Closing provisions for impairment as a % of total risk elements in lending	54%	48%	39%	41%	69%
Risk elements in lending as a % of gross lending to customers excluding reverse repos	16.6%	13.2%	9.1%	3.6%	1.9%

Notes:
(1)
For the analysis above, 'domestic' consists of the UK domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.

(2)
The write-off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written-off carries a higher than average provision and increases if the loan written-off carries a lower than average provision.

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	322	289	310	243	200
Foreign	403	162	153	108	10
	725	451	463	351	210
Interest on impaired loans included in net interest income
Domestic	118	119	124	78	75
Foreign	202	192	122	22	12
	320	311	246	100	87

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2011	2010	2009	2008	2007
	£m	£m	£m	£m	£m
Potential problem loans	139	134	150	127	17

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Additional information continued

Analysis of deposits - product analysis
The following table shows the distribution of the Group’s deposits by type and geographical area.

	2011	2010	2009
	£m	£m	£m
UK Domestic
Demand deposits
- interest-free	52,162	47,590	33,210
- interest-bearing	61,528	65,248	79,560
Time deposits
- savings	58,810	51,244	44,796
- other	26,708	25,967	24,098
Overseas residents
Demand deposits
- interest-free	2,480	7,775	3,658
- interest-bearing	3,220	3,733	3,566
Time deposits
- savings	1,356	1,099	5,083
- other	109	160	765
Total UK offices	206,373	202,816	194,736

Overseas
Demand deposits
- interest-free	8,602	8,507	8,502
- interest-bearing	5,236	5,260	3,891
Time deposits
- savings	246	286	1,425
- other	88,982	91,915	80,342
Total overseas offices	103,066	105,968	94,160

Total deposits	309,439	308,784	288,896

Held-for-trading	42,137	51,615	34,648
Designated as at fair value through profit or loss	6,189	4,825	2,435
Amortised cost	261,113	252,344	251,813
Total deposits	309,439	308,784	288,896

Overseas
US	69,633	68,792	51,171
Rest of the World	33,433	37,176	42,989
Total overseas offices	103,066	105,968	94,160

Certificates of deposit
The following table shows details of the Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months	Over 3 months but within 6 months	Over 6 months but within 12 months	Over 12 months	2011 Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	8	20	—	10	38
Other time deposits	8,182	959	971	4,356	14,468

Overseas based companies and branches
Certificates of deposit	—	2	3	121	126
Other time deposits	6,802	1,979	1,168	860	10,809
	14,992	2,960	2,142	5,347	25,441

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.

	Group
2011	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	27	78	186	159	261	489
Contractual obligations to purchase goods or services	9	16	7	—	—	—
	36	94	193	159	261	489

2010
Operating leases	30	85	208	179	312	516
Contractual obligations to purchase goods or services	6	17	6	—	—	—
	36	102	214	179	312	516

	Bank
2011	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	21	60	142	120	196	372

2010
Operating leases	22	63	149	125	220	392

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

Non-Core’s assets are grouped into five asset classes, namely, Commercial real estate, Corporate, Retail, Small and Medium Sized Enterprises (SME) and Other. The components of these asset classes are as follows:

Third party assets (excluding derivatives)	2011 £bn	2010 £bn	2009 £bn

Commercial real estate	13.4	17.7	18.6

Corporate
Leveraged finance	0.1	0.1	0.1
Infrastructure and asset finance	3.4	3.9	4.6
Corporate assets	0.6	0.7	1.2
Structured assets	—	0.4	0.5
	4.1	5.1	6.4

Retail Ulster Bank residential mortgages	—	—	6.1

SME CBD originated	0.5	0.7	0.8

Other	—	—	0.1

Total	18.0	23.5	32.0

Non-Core’s objective is to exit the majority of these assets over the next two years (principally by disposal or managed run-off) while maximising shareholder value, controlling risk and minimising any adverse effects on the Group's continuing core franchises. It seeks to achieve these objectives by optimising the timing, cost and method of exiting the Non-Core businesses and assets under its management.

Additional information continued

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	March 2012	January 2012	December 2011	November 2011	October 2011
Noon Buying Rate
High	1.5985	1.5754	1.5698	1.6076	1.6141
Low	1.5615	1.5301	1.5386	1.5467	1.5398

	2011	2010	2009	2008	2007
Noon Buying Rate
Period end rate	1.5537	1.5392	1.6167	1.4619	1.9843
Average rate for the year (1)	1.6105	1.5415	1.5707	1.8424	2.0073

Consolidation rate (2)
Period end rate	1.5475	1.5524	1.6222	1.4604	2.0043
Average rate for the year	1.6039	1.5455	1.5657	1.8528	2.0015

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the year.
(2)	The rates used by NatWest Group for translating US dollars into sterling in the preparation of its financial statements.
(3)	On 13 April 2012, the Noon Buying Rate was £1.00 = US$1.5851.

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

On 8 April 1997, the Bank issued 12,000,000 Series C (Series C American Depository Shares (ADSs)) representing 12,000,000 non-cumulative dollar preference shares, Series C in connection with a public offering in the United States.

In May 2010, the Bank redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt resulting in the number of outstanding securities in issue reducing to £9 million.

Each of the ADSs represents the right to receive one corresponding preference share, is evidenced by an American Depository Receipt (ADR) and is listed on the New York Stock Exchange (NYSE) under the ticker symbol NWPRC.

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

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:
		Series C
Figures in US$		ADSs
By month
March 2012	High	23.57
	Low	22.92
February 2012	High	23.67
	Low	21.55
January 2012	High	21.13
	Low	17.68
December 2011	High	18.94
	Low	16.11
November 2011	High	19.27
	Low	16.75
October 2011	High	20.42
	Low	17.33

By quarter
2012: First quarter	High	23.67
	Low	17.68
2011: Fourth quarter	High	20.42
	Low	16.11
2011: Third quarter	High	20.99
	Low	17.38
2011: Second quarter	High	24.61
	Low	22.97
2011: First quarter	High	24.17
	Low	21.80
2010: Fourth quarter	High	24.10
	Low	21.45
2010: Third quarter	High	24.08
	Low	18.64
2010: Second quarter	High	21.36
	Low	18.51
2010: First quarter	High	21.43
	Low	17.60

By year
2011	High	24.61
	Low	16.11
2010	High	24.10
	Low	17.60
2009	High	17.78
	Low	3.26
2008	High	25.75
	Low	5.57
2007	High	25.95
	Low	24.51

Markets
The Series C non-cumulative dollar preference shares and ADSs are listed on the New York Stock Exchange.

Additional information continued

Description of securities other than equity securities

ADR Payment Information Category (as defined by SEC)	Depositary Actions	Associated Fee
(a) Depositing or substituting the underlying shares;
Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

•  Share distributions, stock split, rights, merger; and
•  Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities.
USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered
(b) Receiving or distributing dividends;	Distribution of dividends	USD 0.02 or less per ADS
(c) Selling or exercising rights;	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	USD 5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing an underlying security;	Acceptance of ADRs surrendered for withdrawal of deposited securities	USD 5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered
(e) Transferring, splitting or grouping receipts;	Transfers, combining or grouping of depositary receipts
USD 2.50 per ADS USD 0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

(f) General depositary services, particularly those charged on an annual basis; and
•  Other services performed by the depositary in administering the ADRs; and
•  Provide information about the depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities.

USD 0.02 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the depositary by billing Holders or by deducting such charge from one or more cash dividends or other cash distributions

(g) Expenses of the depositary.
Expenses incurred on behalf of Holders in connection with:

•  Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;
•  The depositary’s or its custodian’s compliance with applicable law, rule or regulation;
•  Stock transfer or other taxes and other governmental charges;
•  Cable, telex, facsimile transmission/delivery; and
•  Expenses of the depositary in connection with the   conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).
Any other charge payable by depositary or its agents
Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions.

From 1 January 2011 to 31 December 2011, the Bank received no fees from the depository for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Description of property and equipment
NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2011, NatWest had 1,493 retail branches in the UK. Ulster Bank has a footprint of 236 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by NatWest and its subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group’s properties include its principal office in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment for the year ended 31 December 2011 was £131 million (2010 -£199 million; 2009 - £209 million).

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

The Group is reliant on the RBS Group
The Group is part of the RBS Group and receives capital, liquidity and funding support from the RBS Group. The Group also receives certain services from the RBS Group and has access to the infrastructure of the RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of the RBS Group to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and by other geopolitical risks
The Group’s businesses and performance are affected by local and global economic conditions and perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (GDP) growth across a number of the Group’s key markets over that period. In the UK, latest estimates suggest the economy grew by only 1% in 2011, while the current consensus of forecasts predicts GDP growth of just 0.5% in 2012. GDP in the European Monetary Union (EMU) in 2011 was estimated to have grown by 1.6% in 2011 (although this was mainly boosted by Germany, the EMU’s largest economy, which grew by 3%). While the German economy has proven to be relatively robust, austerity measures in many EMU economies, initiated in response to increased sovereign debt risk, have resulted in weak economic and GDP growth. Economic growth in the EMU is predicted to fall in 2012, by 0.3% (source: Consensus Economics Inc, Eurostat, ONS). Despite significant interventions by governments and other non-governmental bodies during and since the financial crisis in 2008/2009, capital and credit markets around the world continue to be volatile and be subject to intermittent and prolonged disruptions. In particular, increasingly during the second half of 2011, a heightened risk of sovereign default relating to certain EU member states has had a negative impact on capital and credit markets. Such challenging economic and market conditions have exerted downward pressure on asset prices and on credit availability, and upward pressure on funding costs, and continue to impact asset recovery rates and the credit quality of the Group’s businesses, customers and counterparties, including sovereigns. In particular, the Group has significant exposure to customers and counterparties within the EU (including the UK and Ireland), which includes sovereign debt exposures that have been, and may in the future be, affected by restructuring of their terms, principal, interest and maturity. These exposures have resulted in the Group making significant provisions and recognising significant write-downs in prior periods, which may also occur in future periods. These conditions, alone or in combination with regulatory changes or actions of market participants, may also cause the Group to experience reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of the Group to access liquidity and funding. In particular, should the scope and severity of the adverse economic conditions currently experienced by some EU member states and elsewhere worsen, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on the Group’s business, results of operations, financial condition and prospects.

In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent financial and economic conditions. The perceived risk of default on the sovereign debt of those countries intensified in the latter part of 2011 particularly in relation to Greece and has continued into 2012. This raised concerns about the contagion effect such a default would have on other EU economies as well as the ongoing viability of the euro currency and the EMU. Yields on the sovereign debt of most EU member states have recently been volatile and trended upward. The EU, the European Central Bank and the International Monetary Fund have prepared rescue packages for some of the affected countries and a number of European states, including Ireland, Italy and Spain, are taking actions to stabilise their economies and reduce their debt burdens. The EU has also taken policy initiatives intended to address systemic stresses in the eurozone. Despite these actions, the long-term ratings of a majority of eurozone countries have recently been downgraded and further downgrades are possible. Furthermore, the effectiveness of these actions is not assured and the possibility remains that the euro could be abandoned as a currency by countries that have already adopted its use, or in an extreme scenario, abandonment of the euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

Additional information continued

Risk factors continued
The effects on the European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

•	result in significant market dislocation;

•	heighten counterparty risk;

•	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities; and

•	have a material adverse effect on the Group’s financial condition, results of operations and prospects.

By virtue of the Group’s business, the Group is also exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. In particular, funding in the interbank markets, a traditional source of unsecured short-term funding, has been severely disrupted. Although credit markets generally improved during the first half of 2011, wholesale funding markets have continued to suffer, particularly for European banks as the sovereign debt crisis worsened during the second half of 2011. As a result, a number of banks were reliant on central banks as their principal source of liquidity and central banks increased their support provisions to banks, with the ECB providing significant liquidity in the last few months of 2011 (including long-term refinancing operations facilities (offering loans with a term of up to three years) and broader access to US dollar funding). Although these efforts appear to be having a positive impact, global credit markets remain disrupted. The market perception of bank credit risk has recently changed significantly and banks that are deemed by the market to be riskier have had to issue debt at a premium to the equivalent cost of debt for other banks that are perceived by the market as being less risky. Any uncertainty regarding the perception of credit risk across financial institutions may lead to further reductions in levels of interbank lending and associated term maturities and may restrict the Group’s access to traditional sources of liquidity.

The RBS Group’s liquidity management (which applies to the Group) focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the RBS Group’s wider Strategic Plan. At certain times, during periods of liquidity stress, the RBS Group has been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral, the eligibility and valuation of which is determined by the applicable central bank. Changes to these valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Further tightening of credit markets could have a materially adverse impact on the Group. There is also a risk that corporate and financial institution counterparties may seek to reduce their credit exposures to banks and other financial institutions, which may cause funding from these sources to no longer be available. There is also likely to be increased competition for funding due to the significant levels of refinancing expected to be required by financial institutions during 2012, which may also reduce the level of funding available from these sources. Under such circumstances, the Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. In the context of its liquidity management efforts, the Group has sought to increase the average maturity of its wholesale funding, which has had the effect of increasing the Group’s overall cost of funding. In addition, the Group expects to proportionately increase its reliance on longer-term secured funding, such as covered bonds.

Like many banking groups, the Group relies increasingly on customer deposits to meet a considerable portion of its funding and it is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group’s ability to grow its deposit base and such competition is expected to continue. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial conditions and results of operations.

The Independent Commission on Banking has published its final report on competition and possible structural reforms in the UK banking industry. The UK Government has indicated that it supports and intends to implement the recommendations substantially as proposed, which could have a material adverse effect on the Group
The Independent Commission on Banking (ICB) was appointed by the UK Government in June 2010 to review possible structural measures to reform the UK banking system in order to promote, amongst other things, stability and competition. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011 which set out the ICB’s views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) the implementation of a ring-fence of retail banking operations, (ii) increased loss-absorbency (including bail-in i.e. the ability to write-down debt or convert it into an issuer’s ordinary shares in certain circumstances) and (iii) promotion of competition. On 19 December 2011 the UK Government published its response to the final report and indicated its support and intention to implement the recommendations set out in the final report substantially as proposed. The UK Government indicated that it will work towards putting in place the necessary legislation by May 2015, requiring compliance as soon as practicable thereafter and a final deadline for full implementation of 2019. The RBS Group will continue to participate in the debate and to consult with the UK Government on the implementation of the recommendations set out in the final report and in the UK Government’s response, the effects of which could have a material adverse effect on the RBS Group’s structure, results of operations, financial condition and prospects.

The Group’s ability to implement the RBS Group’s Strategic Plan depends on the success of the Group’s refocus on its core strengths and its balance sheet reduction programme
As a result of the global economic and financial crisis that began in 2008 and the changed global economic outlook, the RBS Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Non-Core assets and businesses of the RBS Group (including those of the Bank and its subsidiaries) and the continued review of the RBS Group’s portfolio to identify further disposals of certain Non-Core assets and businesses. Assets identified for this purpose and allocated to the RBS Group’s Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. At 31 December 2011, this total had reduced to £93.7 billion (from £137.9 billion at 31 December 2010), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2011. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that the RBS Group or the Group will be able to sell or run-down (as applicable) those remaining businesses they are seeking to exit either on favourable economic terms to the Group or at all. In addition, material tax liabilities could arise on the disposal of assets. Furthermore, there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained, in a timely manner, or at all. There is consequently a risk that the RBS Group or the Group may fail to complete such disposals by any agreed longstop date.

The RBS Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks until completion, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the RBS Group’s ability to implement its Strategic Plan and could have a material adverse effect on the Group’s business, results of operations, financial condition, capital ratios and liquidity.

The RBS Group, including the Group, is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B shares) which may impair the RBS Group’s ability to raise new Tier 1 capital
The RBS Group was required to obtain State Aid approval for the aid given to it by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance of £25.5 billion of B shares by RBSG, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares and RBS Group’s participation in the APS. In that context, as part of the terms of the State Aid approval, the RBS Group, together with HM Treasury, agreed the terms of a restructuring plan (the “State Aid restructuring plan”).

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividends or coupon payments on existing hybrid capital instruments for a two-year period which ends on 30 April 2012. These restrictions prevent RBSG and other RBS Group companies (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) from paying discretionary dividends on their preference shares and discretionary coupons on other Tier 1 securities, and RBSG from paying dividends on its ordinary shares, for the same duration, and it may impair the RBS Group’s ability to raise new capital through the issuance of ordinary shares and other securities issued by RBSG and hence to provide capital to the Bank.

Additional information continued

Risk factors continued
The RBS Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. Over a four year period from December 2009, in particular, the RBS Group agreed to dispose of Global Merchant Services business (GMS), and the Royal Bank branch based business in England and Wales and the NatWest branches in Scotland, along with the direct and other small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. The RBS Group has progressed with these disposals over the course of 2010, 2011 and 2012, including reaching an agreement to sell the Royal Bank branch based business in England and Wales and NatWest’s branch network in Scotland. While the disposal of GMS is completed, the sale processes in respect of the Royal Bank and NatWest branch-based businesses continues to progress. There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the RBS Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the RBS Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the RBS Group, including the Bank and its subsidiaries.

In implementing the State Aid restructuring plan, the Bank and its subsidiaries have lost, and will continue to lose, existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the RBS Group’s business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the RBS Group may pay any amounts owed to HM Treasury under the APS or otherwise, which may negatively impact the Group’s business. The implementation of the State Aid restructuring plan by the RBS Group may also result in disruption to the Group’s retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

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

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition, capital position and competitive position.

RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009 which may result in various actions being taken in relation to its securities
Under the Banking Act 2009, substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the “Authorities”) as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise UK incorporated institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 (FSMA) (each, a “relevant entity”) that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the FSMA, which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity. HM Treasury may also take a holding company of the relevant entity into temporary public ownership where certain conditions are met. The Banking Act 2009 also provides for two new insolvency and administration procedures for relevant entities. Certain ancillary powers include the power to modify (including imposing additional obligations) and cancel certain contractual arrangements in certain circumstances.

If HM Treasury decides to take RBSG into temporary public ownership pursuant to the powers granted under the Banking Act 2009, it may take various actions in relation to its securities without the consent of holders of the securities. If the stabilisation options were to be exercised in respect of the Bank, HM Treasury or the Bank of England exercise extensive share and property transfer powers which also could involve taking various actions in relation to its securities without the consent of holders of its securities. These actions, in any such case, could include: (i) transferring its securities free from any trust, liability or other encumbrance and free from any contractual, legislative or other restrictions on transfer; (ii) extinguishing any rights to acquire securities; (iii) delisting its securities; (iv) converting its securities into another form or class; or (v) disapplying any termination or acceleration rights or events of default under the terms of its securities which would be triggered by the transfer or certain related events.

Where HM Treasury makes a share transfer order in respect of securities issued by a holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

Although the Banking Act 2009 includes provisions related to compensation in respect of transfer instruments and orders made under it (including securities that are transferred with respect to a relevant entity), there can be no assurance that compensation would be assessed to be payable or that any compensation would be recovered promptly and/or would equal any loss actually incurred. HM Treasury is also empowered by order to amend the law (including with retrospective effect) for the purpose of enabling the powers under the special resolution regime to be used effectively. In general, there is considerable uncertainty about the scope of the powers afforded to the Authorities under the Banking Act and how the Authorities may choose to exercise them. However, potential impacts may include full nationalisation of the Bank, the total loss of value in its securities and the inability of the Bank to perform its obligations under the securities.

The financial performance of the Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets including concentrated country exposure in the UK, the US and Ireland and sectoral concentrations in the personal and property sectors. For a discussion of the Group’s exposure to country risk, see pages 85 to 90. Furthermore, the Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it implements its strategy, including the reduction of and exit from, certain businesses in its Global Banking & Markets business.

The Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors and in a number of geographic markets. Since the credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets, a significant deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group’s results of operations and financial condition.

Financial services institutions that deal with each other are inter-related as a result of trading, investment, clearing, counterparty and other relationships. Within the financial services industry, the default of any one institution could lead to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of this credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience increased repurchase demands, higher costs, additional write-downs and impairment losses for the Group and an inability to engage in routine funding transactions.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios.

Additional information continued

Risk factors continued
Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank’s non-UK subsidiaries and may affect the Bank’s reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on the RBS Group’s and its and the UK Government’s credit ratings
The credit ratings of the Bank and its principal subsidiaries, as well as those of other RBS Group members, have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank, the Bank and other RBS Group members, were downgraded during the course of 2011 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies’ methodologies. Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG, the Royal Bank, the Bank or one of its principal subsidiaries would increase the Group’s borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2011, a one notch downgrade in the RBS Group’s credit rating would have required the RBS Group to post an additional £12.5 billion of collateral without taking into account mitigating action by management. Furthermore, given the extent of the UK Government ownership of the RBS Group, any downgrade in the UK Government’s credit ratings could materially adversely affect the credit ratings of the RBS Group, the Bank and other Group companies and may have the effects noted above. In addition to the RBSG credit ratings, the credit rating of Ulster Bank Group is important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the long-term or short-term credit ratings of the Bank or its principal subsidiaries or of other RBS Group members could adversely affect the Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of the RBS Group’s capital is critical to its ability to operate its businesses and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets.

The package of reforms to the regulatory capital framework published by the Basel Committee on Banking Supervision in December 2010 and January 2011 includes materially increasing the minimum common equity requirement and the total Tier 1 capital requirement. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer to withstand future periods of stress, bringing the total common equity requirements to 7%. If there is excess credit growth in any given country resulting in a system-wide build-up of risk, a countercyclical buffer within a range of 0% to 2.5% of common equity is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt, which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

In November 2011, the Basel Committee proposed that global systemically important banks be subject to an additional common equity Tier 1 capital requirement ranging from 1% to 2.5%, depending on a bank’s systemic importance. To provide a disincentive for banks facing the highest charge to increase materially their global systemic importance in the future, an additional 1% surcharge would be applied in such circumstances.

On 4 November 2011, the Financial Stability Board published its policy framework for addressing the systemic risks associated with global systemically important financial institutions (GSIFI). In this paper, the RBS Group was identified as a GSIFI. As a result the RBS Group will be required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity of 2.5% of risk-weighted assets which will need to be met with common equity. In addition, GSIFIs are to be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the Financial Stability Board will update its list every three years) and phased in beginning in 2016.

The implementation of the Basel III reforms will begin on 1 January 2013. The requirements, however, are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

The Basel III rules have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals (known as CRD IV) to implement the changes through the replacement of the existing Capital Requirements Directive with a new Directive and Regulation. As with Basel III, the proposals contemplate the entry into force of the new legislation from 1 January 2013, with full implementation by 1 January 2019; however the proposals allow the UK to implement the stricter definition and/or level of capital more quickly than is envisaged under Basel III.

The ICB recommendations and the UK Government’s response supporting such recommendations includes proposals to increase capital and loss-absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. As the implementation of the ICB recommendations will be the subject of legislation not yet adopted the Group cannot predict the impact such rules will have on the Group’s overall capital requirements or how they will affect the Group’s compliance with capital and loss absorbency requirements of Basel III/CRD IV.

To the extent the RBS Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the RBS Group (such as deleveraging of legacy positions and securitisations, including Non-Core, as well as other actions being taken to derisk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the RBS Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, and will result in existing Tier 1 and Tier 2 securities issued by the RBS Group ceasing to count towards its and/or the Group’s regulatory capital, either at the same level as present or at all. If the RBS Group or the Bank is unable to raise the requisite Tier 1 and Tier 2 capital, the Group may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of Core and other Non-Core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the RBS Group’s Core Tier 1 capital ratio decline to below 5% at any time before 31 December 2014, or should the RBS Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, it will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. Any such forced reduction in risk-weighted assets may have an impact on the Group, depending on which assets are ultimately selected for disposal.

At 31 December 2011, the Group’s Tier 1 and Core Tier 1 capital ratios were 11.3% and 10.0%, respectively, calculated in accordance with FSA requirements. Any change that limits the ability of RBSG or the Group to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on the Group’s financial condition and regulatory capital position.

Additional information continued

Risk factors continued
RBSG, the Group and other RBS Group members are and may be subject to litigation and regulatory investigations that may have a material impact on the Group’s business
The RBS Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, RBSG, the Group and other RBS Group members are, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the UK, the EU, the US and other jurisdictions, including LIBOR related litigation and investigations and anti-money laundering, sanctions and compliance related investigations. The RBS Group may also incur the risk of civil suits, criminal liability or regulatory actions as a result of its disclosure obligations to HM Treasury under the APS. In addition, the RBS Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation against RBSG, the Group or any other RBS Group members could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation or results of operations.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under IFRS, the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition.

The Group operates in markets that are highly competitive. If the Group is unable to perform effectively, its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the recommendations on competition included in the ICB’s final report on banking reform, and the UK Government’s implementation of the recommendations, as discussed above. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates, is likely to increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group and may have stronger and more efficient operations. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group’s relative performance and future prospects.

In addition, future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects.

The RBS Group and the Group may suffer if they do not maintain good employee relations
In recent years, the RBS Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

Certain of the Group’s employees in the UK, the Republic of Ireland and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments, including changes in tax law, could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry in the US, the UK and many European countries. In recent years, there has also been increasing focus in the UK, US and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the countries in which it operates.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations (such as the bank levy in the UK or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include those set out above as well as the following:

•
the transition in the UK of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision in 2013;

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•
requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	the design and potential implementation of government mandated resolution or insolvency regimes;

•	the imposition of government imposed requirements with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on the Group’s ability to compensate certain of its employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•	other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing;

•
the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Additional information continued

Risk factors continued
The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
The RBS Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the RBS Group’s various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the RBS Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the RBS Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the RBS Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium-term, the RBS Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. The most recent funding valuation at 31 March 2010 was agreed during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the RBS Group will pay additional contributions each year over the period 2011 until 2018. These contributions started at £375 million per annum in 2011, will increase to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular contributions of around £300 million for future accrual of benefits.

Operational risks are inherent in the Group’s businesses
The Group’s operations are dependent on its ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group’s business, applicable authorisations and licences, reputation, results of operations. Notwithstanding anything contained in this risk factor, it should not be taken as implying that the Group will be unable to comply with its obligations as a company with securities admitted to the official list of the UK Listing Authority nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any proposed offer or sale of its interests may affect the price of its securities
The UK Government, through HM Treasury, currently holds 66.9% of the issued ordinary share capital of RBSG and, indirectly, the Group’s share capital. On 22 December 2009, RBSG issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares of RBSG. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in RBSG. Any breach of this agreement could result in the delisting of RBSG from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded.

In addition, UKFI manages HM Treasury’s shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that RBSG and the other RBS Group companies (including the Group) will continue to have their own independent board of directors and management team determining their own strategies, should its current intentions change, HM Treasury’s position as a majority shareholder of RBSG (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management of any RBS Group company. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders of RBSG do not have. These include rights under the terms of the APS over the RBS Group’s remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder of RBSG or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other RBSG shareholders. The RBSG and RBS Group Boards have a duty to promote the success of the respective companies for the benefit of their members as a whole.

The Group’s operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which any member of the RBS Group, including the Group, conducts its business activities, from financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009. The FSCS is funded by levies on firms authorised by the FSA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. At 31 December 2011, the Group has accrued £121 million for its share of the FSCS levies for the 2011/2012 and 2012/2013 scheme years (as set out on page 184).

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period. Such a change in the applicable tax rate will reduce the recoverable amount of the recognised deferred tax assets. There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV which will implement Basel III in the EU includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Participation in the Asset Protection Scheme
The RBS Group participates in the Asset Protection Scheme (APS) in the UK and, as a subsidiary of RBSG, the Group has assets which are covered by the provisions of the APS. For further information about the risks arising for the RBS Group, including the Group, as a result of its participation in the APS, and for further information about the risks faced by the RBS Group generally, refer to the section entitled “Risk factors” in the 2011 Form 20-F for RBSG.

Additional information continued

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

Additional information continued

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

Additional information continued

Material contracts
The Bank and its subsidiaries are party to various contracts in the ordinary course of business. In the year ended 31 December 2011, there have been no material contracts entered into outside the ordinary course of business.

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

Taxation for US holders
The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of non-cumulative dollar preference shares or ADSs by a beneficial owner of non-cumulative dollar preference shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised under the laws of the United States or any State thereof, or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source, in each case that holds such non-cumulative dollar preference shares or ADSs as capital assets (a US Holder).

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

The statements and practices set forth below regarding US and UK tax laws (including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the Treaty) and the US/UK double taxation convention relating to estate and gift taxes (the Estate Tax Treaty) are based on those laws and practices as in force and as applied in practice on the date of this Report, which are subject to change, possibly with retroactive effect.

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

UK stamp duty and stamp duty reserve tax (SDRT)
The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS evidenced by an ADR in registered form (otherwise than to the custodian on cancellation of the ADS). It does not set out the UK stamp duty or SDRT consequences of transferring, or agreeing to transfer, non-cumulative dollar preference shares or any interest therein or right thereto (other than interests in ADSs evidenced by ADRs) on which investors should consult their own tax advisers.

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

Additional information continued

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

Alt-A (Alternative A-paper) - a US description for mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears - the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made. When a customer is in arrears, the entire outstanding balance is said to be delinquent (see Delinquency).

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) - securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Asset Protection Scheme credit default swap - in 2009, the Group became party to the Asset Protection Scheme under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from Her Majesty’s Treasury acting on behalf of the UK Government. The contract is accounted for as a derivative financial instrument. It is recognised at fair value and included in Derivatives on the balance sheet. Changes in its fair value are recognised in profit or loss within Income from trading activities.

Assets under management - assets managed by the Group on behalf of clients.

Bank levy - a levy that applies to certain UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date.

Basel II - the capital adequacy framework issued by the Basel Committee on Banking Supervision in June 2006 in the form of the ‘International Convergence of Capital Measurement and Capital Standards’.

Basel III - in December 2010, the Basel Committee on Banking Supervision issued final rules: ‘Basel III: A global regulatory framework for more resilient banks and banking systems’ and ‘Basel III: International framework for liquidity risk measurement, standards and monitoring’. These strengthened global regulatory standards on bank capital adequacy and liquidity and will be phased in from 2013 with full implementation by 1 January 2019.

Basis point - one hundredth of a per cent i.e. 0.01 per cent. 100 basis points is 1 per cent. Used when quoting movements in interest rates or yields on securities.

Certificates of deposit (CDs) - bearer negotiable instruments acknowledging the receipt of a fixed term deposit at a specified interest rate.

Collateralised bond obligations (CBOs) - asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) - asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised debt obligation squared (CDO-squared) - a type of collateralised debt obligation where the underlying asset portfolio includes tranches of other CDOs.

Collateralised loan obligations (CLOs) - asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

Collectively assessed loan impairment provisions - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage backed securities (CMBS) - asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) - unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from two to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. CP is issued in a wide range of denominations and can be either discounted or interest-bearing.

Commercial paper conduit - a special purpose entity that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Constant proportion portfolio insurance notes (CPPI notes) - CPPI is the name given to a trading strategy that is designed to ensure that a fixed minimum return is achieved either at all times or more typically, at a set date in the future. Essentially the strategy involves continuously re- balancing the portfolio of investments during the term of the product between performance assets and safe assets using a pre-set formula. CPPI notes provide investors with a return linked to a CPPI portfolio.

Contractual maturity - the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Coverage ratio - impairment provisions as a percentage of impaired loans.

Covered bonds - debt securities backed by a portfolio of mortgages that are segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds.

CRD III - the CRD III package came into force on 1 January 2011. It requires higher capital requirements for re-securitisations; upgrades disclosure standards for securitisation exposures; strengthens capital requirements for the trading book; and introduces new remuneration rules.

CRD IV - in July 2011, the European Commission published its proposed legislation for a Capital Requirements Directive and a Capital Requirements Regulation, which together form the CRD IV package. The package implements the Basel III capital proposals and also includes new proposals on sanctions for non-compliance with prudential rules, corporate governance and remuneration. It is due to be implemented from 1 January 2013 with transitional arrangements for some of its requirements.

Credit default swap (CDS) - a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) - a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Credit derivatives - contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by an SPE in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit risk - the risk that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk mitigation - techniques such as the taking of collateral or obtaining a guarantee or other form of credit protection from a related or third party that reduce the credit risk associated with an exposure.

Credit risk spread - the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of a particular debt instrument.

Credit valuation adjustments - adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Additional information continued

Glossary of terms continued
Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed rate of interest, while the other will pay a floating rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

Debt securities - transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue - unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods) and the carry-forward of tax losses and unused tax credits.

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

Defined contribution plan - pension or other post-retirement benefit plan where the employer's obligation is limited to its contributions to the fund.

Delinquency - a debt or other financial obligation is considered delinquent when one or more contractual payments are overdue. Delinquency is usually defined in terms of days past due. Delinquent and in arrears are synonymous.

Deposits by banks - money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

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

Discontinued operation - a component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Effective interest rate method - the effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Equity risk - the risk of changes in the market price of the equities or equity instruments arising from positions, either long or short, in equities or equity-based financial instruments.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) - a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Agencies - US federal agencies are independent bodies established by the US Government for specific purposes such as the management of natural resources, financial oversight or national security. A number of agencies, including Ginnie Mae, issue or guarantee publicly traded debt securities.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

FICO score - a credit score calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer's credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

Financial Services Compensation Scheme (FSCS) - the UK's statutory fund of last resort for customers of authorised financial services firms. It pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the financial services industry.

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Freddie Mac (Federal Home Loan Mortgage Corporation) - a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Futures contract - a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are traded on recognised exchanges and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the International Monetary Funds (IMF's) General Arrangements to Borrow.

Ginnie Mae (Government National Mortgage Association) - a US Government Agency that guarantees investors the timely payment of principal and interest on mortgage-backed securities for which the underlying asset portfolios comprise federally insured or guaranteed loans - mainly loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Ginnie Mae obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the US Government.

Government Sponsored Enterprises (GSEs) - a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield - the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages - mortgages guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Hedge funds - pooled investment vehicles that are not widely available to the public; their assets are managed by professional asset managers who participate in the performance of the fund.

Home equity loan - a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans - all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Impairment losses - (a) for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance) (b) for impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

Additional information continued

Glossary of terms continued
Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

Internal Capital Adequacy Assessment Process (ICAAP) - the Group’s own assessment, as part of Basel II requirements, of its risks, how it intends to mitigate those risks and how much current and future capital is necessary having considered other mitigating factors.

International Accounting Standards Board (IASB) - the independent standard-setting body of the IFRS Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRSs) and for approving Interpretations of IFRS as developed by the IFRS Interpretations Committee.

Interest rate swap - a contract under which two counterparties agree to exchange periodic interest payments on a predetermined monetary principal, the notional amount.

Interest spread - the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Internal funding of trading business - the internal funding of the trading book comprises net banking book financial liabilities that fund financial assets in the Group’s trading portfolios. Interest payable on these financial liabilities is charged to the trading book.

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Key management - directors of RBSG and members of the Group Management Committee.

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

Level 1: quoted price - level 1 financial instruments are valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valuation technique using observable inputs - level 2 financial instruments are valued using techniques based significantly on observable market data. Instruments in this category are valued using: (a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or (b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

Level 3: valuation technique with significant unobservable inputs - level 3 financial instruments are valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Level 3 financial instruments include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives.

Leveraged finance - funding (leveraged finance) provided to a business resulting in an overall level of debt in relation to cash flow that exceeds that which would be considered usual for the business or for the industry in which it operates. Leveraged finance is commonly employed to achieve a specific, often temporary, objective: to make an acquisition, to effect a buy-out or to repurchase shares.

Liquidity and funding risk - the risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.

Liquidity coverage ratio (LCR) - the ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel III rules require this ratio to be at least 100% and it is expected to apply from 2015.

Liquidity enhancements - make funds available to ensure that the issuer of securities, usually a commercial paper conduit, can redeem the securities at maturity. They typically take the form of a committed facility from a third-party bank.

Loan impairment provisions - loan impairment provisions are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loan-to-deposit ratio - the ratio of loans and advances to customers net of provision for impairment losses and excluding reverse repurchase agreements to customer deposits excluding repurchase agreements.

Loan-to-value ratio - the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property's value.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss - that part of the exposure that is not expected to be recovered - plus any costs of recovery.

Market risk - the risk that the value of an asset or liability may change as a result of a change in market factors such as foreign exchange rates and commodity prices, interest rates, credit spreads and equity prices.

Master netting agreement - an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) - debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are generally issued as senior unsecured debt.

Monoline insurers - entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Mortgage-backed securities - asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage-backed securities and Commercial mortgage-backed securities.

Mortgage servicing rights - the rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.

Mortgage vintage - the year in which a mortgage loan was made to the customer.

Negative equity mortgages - mortgages where the value of the property mortgaged is less than the outstanding balance on the loan.

Net interest income - the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net interest margin - net interest income as a percentage of average interest-earning assets.

Net stable funding ratio (NSFR) - introduced by Basel III, the NSFR is the ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over one year, and liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by the associated required stable funding factor. The NSFR is subject to an observation period and to review to address any unintended consequences.

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Operational risk - the risk of loss resulting from inadequate or failed processes, people, systems or from external events.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the- counter.

Over-the-counter (OTC) derivatives - are derivatives with tailored terms and conditions negotiated bilaterally, in contrast to exchange traded derivatives that have standardised terms and conditions.

Own credit adjustment - the effect of the Group’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans (PPL) - loans for which an impairment event has taken place but no impairment provision is required. This category is used for fully collateralised advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

Additional information continued

Glossary of terms continued
Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Private equity investments - equity investments in operating companies not quoted on a public exchange. Capital for private equity investment is raised from retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Regular way purchase or sale - a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Regulatory capital - the amount of capital that the Group holds, determined in accordance with rules established by the FSA for the consolidated Group and by local regulators for individual Group companies.

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

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Residential mortgage backed securities (RMBS ) - asset-backed securities for which the underlying asset portfolios are residential mortgages.

Restructured loans - see Renegotiated loans.

Retail loans - loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Return on equity - profit attributable to ordinary and B shareholders divided by average shareholders’ equity as a percentage.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk appetite - an expression of the maximum level of risk that the Group is prepared to accept to deliver its business objectives.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) - impaired loans and accruing loans which are contractually overdue 90 days or more as to principal or interest.

Risk-weighted assets (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the FSA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire and the buyer to resell, the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Settlement balances - payables and receivables that result from purchases and sales of financial instruments recognised on trade date. Asset settlement balances are amounts owed to the Group in respect of sales and liability settlement balances are amounts owed by the Group in respect of purchases.

Sovereign exposures - exposures to governments, ministries, departments of governments and central banks.

Special purpose entity (SPE) - an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured credit portfolio (SCP) - a portfolio of certain of the Group’s illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures - held within Non-Core division.

Structured Investment Vehicle (SIV) - a limited-purpose operating company that undertakes arbitrage activities by purchasing highly rated medium and long-term, fixed-income assets and funding itself with short-term, highly rated commercial paper and medium-term notes.

Structured notes - securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Student loan related assets - assets that are referenced to underlying student loans.

Subordinated liabilities - liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - mortgage loans to customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO - the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

Tangible net asset value (TNAV) - owners’ equity attributable to ordinary and B shareholders less intangible assets divided by the number of ordinary and B shares in issue.

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

US Government National Mortgage Association - see Ginnie Mae.

Unaudited - financial information that has not been subjected to the audit procedures undertaken by the Group's auditor to enable them to express an opinion on the Group's financial statements.

US Federal Agencies - see Federal Agencies.

Value-at-risk (VaR) - a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Wholesale funding - wholesale funding comprises Deposits by banks, Debt securities in issue and Subordinated liabilities.

Wrapped security - a debt security where the holder benefits from credit protection provided by a third party, typically a financial guarantor or monoline insurer.

Write down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Wrong-way risk - the risk of loss when the risk factors driving the exposure to a counterparty or customer are positively correlated with the creditworthiness of that counterparty i.e. the size of the exposure increases at the same time as the risk of the counterparty or customer being unable to meet that obligation, increases.

Additional information continued

Principal offices

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George’s Quay Dublin 2

RBS Holdings USA Inc.
600 Washington Blvd Stamford CT 06901 USA

Coutts Group
440 Strand London WC2R 0QS

NatWest Offshore
23/25 Broad Street
St Helier Jersey Channel Islands JE4 0YX

Exhibit No.	Description
1.1(1)	Articles of Association of National Westminster Bank Plc
2.1(2)
Deposit Agreement dated September 25, 1991 among National Westminster Bank Plc, Morgan Guaranty Trust Company of New York as the depository and all holders from time to time of American Depositary Receipts issued thereunder

2.2(3)
Amendment No. 1 dated November 2007 to the Deposit Agreement dated September 25, 1991 among National Westminster Bank Plc, Morgan Guaranty Trust Company of New York as the depository and all holders from time to time of American Depositary Receipts issued thereunder

7.1	Statement regarding computation of ratio of earnings to fixed charges
12.1	Certification of principal executive officer, required by Rule 13a-14(a)
12.2	Certification of principal financial officer, required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)

Notes
(1)	Previously filed and incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (File No. 001-09266)
(2)	Previously filed and incorporated by reference to Exhibit (a)(1) to the Registration Statement on Form F-6 (Registration No. 333-7910), filed on November 6, 1997
(3)	Previously filed and incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form F-6 (Registration No. 333-7910), filed on November 6, 1997

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

National Westminster Bank Plc Registrant /s/ Bruce Van Saun
Bruce Van Saun Group Finance Director April 23, 2012