Form 20-F
period 2012-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2013-04-29
CIK 702162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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
_______________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012, the close of the period covered by the annual report:

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

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and	Not applicable
Advisers *

2	Offer Statistics and Expected Timetable *	Not applicable

3	Key Information	8, 209, 231, 241
	Selected financial data *	Not applicable
	Capitalisation and indebtedness *	Not applicable
	Reasons for the offer and use of proceeds *	Not applicable
	Risk factors	7, 244-255

4	Information on the Company	8-13, 36-120, 189-190, 192-193,
197-199, 213, 231-241
	History and development of the Company	5-6, 133-136, 200-201, 257
	Business overview	5, 35, 125-128, 133-136, 225-229, 257,261
	Organisational structure	5-6
	Property, plant and equipment	197-199, 243

4A	Unresolved Staff Comments *	Not applicable

5	Operating and Financial Review and Prospects
	Operating results	8-15, 191, 213
	Liquidity and capital resources	31-44, 169-188, 190,
197-199, 209, 213-215, 223-224,
238-240
	Research and development, patents, licences etc *	Not applicable
	Trend information *	Not applicable
	Off-balance sheet arrangements *	Not applicable
	Contractual obligations *	Not applicable

6	Directors, Senior Management and Employees
	Directors and senior management *	Not applicable
	Compensation *	Not applicable
	Board practices	135-136
	Employees	133-134, 160-161
	Share ownership	133, 136

7	Major Shareholders and Related Party Transactions *
	Major shareholders *	Not applicable
	Related party transactions *	Not applicable
	Interests of experts and counsel *	Not applicable

8	Financial Information
	Consolidated statements and other financial information	133, 139-230
	Significant changes	5, 230

Item	Item Caption	Pages

9	The Offer and Listing
	Offer and listing details	241
	Plan of distribution *	Not applicable
	Markets	241
	Selling shareholders *	Not applicable
	Dilution *	Not applicable
	Expenses of the issue *	Not applicable

10	Additional Information
	Share capital *	Not applicable
	Memorandum and articles of association	257-262
	Material contracts	261
	Exchange controls	261
	Taxation	261-262
	Dividends and paying agents *	Not applicable
	Statement by experts *	Not applicable
	Documents on display	262
	Subsidiary information *	Not applicable

11	Quantitative and Qualitative Disclosures	105-110, 169-185, 191
about Market Risk

12	Description of Securities other than
Equity Securities
12A	Debt securities	Not applicable
12B	Warrants and rights	Not applicable
12C	Other securities	Not applicable
12D	American Depositary shares	243

PART II
13	Defaults, Dividend Arrearages and Delinquencies *	Not applicable

14	Material Modifications to the Rights of Security
	Holders and Use of Proceeds *	Not applicable

15	Controls and Procedures	138

16	[Reserved]

16A	Audit Committee financial expert *	Not applicable
16B	Code of ethics *	Not applicable
16C	Principal Accountant Fees and services	135, 167
16D	Exemptions from the Listing Standards	Not applicable
for Audit Committees *
16E	Purchases of Equity Securities by the	Not applicable
Issuer and Affiliated Purchasers *
16F	Change in Registrant’s Certifying Accountant *	Not applicable
16G	Corporate Governance	137
16H	Mine Safety Disclosure *	Not applicable

PART III
17	Financial Statements *	Not applicable

18	Financial Statements	139-230
19	Exhibits	272

* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instructions I to Form 10-K or otherwise not included herein.

Annual Report and Accounts

2	Board of directors and secretary
3	Presentation of information
4	Forward looking statements
5	Financial review
16	Risk and balance sheet management
133	Report of the directors
138	Statement of directors’ responsibilities
139	Report of Independent Registered Public Accounting Firm to the members of National Westminster Bank Plc
140	Consolidated income statement
141	Consolidated statement of comprehensive income
142	Balance sheets
143	Statements of changes in equity
145	Cash flow statements
146	Accounting policies
158	Notes on the accounts
	1	Net interest income	158
	2	Non-interest income	159
	3	Operating expenses	160
	4	Pensions	162
	5	Auditor’s remuneration	167
	6	Tax	167
	7	Profit attributable to preference shareholders	168
	8	Ordinary dividends	168
	9	Loss dealt with in the accounts of the Bank	168
	10	Financial instruments - classification	169
	11	Financial instruments - valuation	177
	12	Financial instruments - maturity analysis	186
	13	Financial assets - impairments	189
	14	Derivatives	191
	15	Debt securities	192
	16	Equity shares	193
	17	Investments in Group undertakings	194
	18	Intangible assets	194
	19	Property, plant and equipment	197
	20	Prepayments, accrued income and other assets	200
	21	Short positions	200
	22	Accruals, deferred income and other liabilities	200
	23	Deferred tax	202
	24	Subordinated liabilities	204
	25	Share capital and reserves	209
	26	Leases	210
	27	Securitisations, asset transfers and other collateral given	211
	28	Capital resources	213
	29	Memorandum items	214
	30	Net cash inflow from operating activities	223
	31	Analysis of the net investment in business interests and intangible assets	223
	32	Interest received and paid	224
	33	Analysis of changes in financing during the year	224
	34	Analysis of cash and cash equivalents	224
	35	Segmental analysis	225
	36	Directors’ and key management remuneration	229
	37	Transactions with directors and key management	229
	38	Related parties	230
	39	Ultimate holding company	230
	40	Post balance sheet events	230
231	Additional information

Board of directors and secretary

Chairman
Philip Hampton
Nominations (Chair)

Executive directors
Stephen Hester
Bruce Van Saun

Independent non-executive directors
Sandy Crombie
Senior Independent Director
Sustainability (Chair), Nominations, Remuneration, Risk

Alison Davis
Nominations, Remuneration, Sustainability

Tony Di Iorio
Audit, Nominations, Risk

Penny Hughes
Remuneration (Chair), Nominations

Joe MacHale
Nominations, Risk

Brendan Nelson
Audit (Chair), Nominations, Risk

Baroness Noakes
Audit, Nominations, Risk

Arthur ‘Art’ Ryan
Nominations, Remuneration

Philip Scott
Risk (Chair), Audit, Nominations

Secretary
Aileen Taylor
Auditors
Deloitte LLP
Chartered Accountants and Statutory Auditor
Hill House
1 Little New Street
London EC4A 3TR

Registered office
135 Bishopsgate
London EC2M 3UR
Telephone: +44 (0)20 7085 5000

Head office
135 Bishopsgate
London EC2M 3UR
Telephone: +44 (0)20 7085 5000

National Westminster Bank Plc
Registered in England No. 929027

Audit	member of the Group Audit Committee
Nominations	member of the Group Nominations Committee
Remuneration	member of the Group Performance and Remuneration Committee
Risk	member of the Board Risk Committee
Sustainability	member of the Group Sustainability Committee

Presentation of information

In this document, and unless specified otherwise, the term ‘Bank’ or ‘NatWest’ means National Westminster Bank Plc, the ‘Group’ or ‘NatWest Group’ means the Bank and its subsidiaries, ‘the Royal Bank’, ‘RBS plc’ or ‘the holding company’ means The Royal Bank of Scotland plc, ‘RBSG’ or ‘the ultimate holding company’ means The Royal Bank of Scotland Group plc and ‘RBS Group’ means the ultimate holding company and its subsidiaries.

The Bank publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of the UK domestic transactions of the Group. Foreign activities comprise the Group's transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the Financial Review, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office - UK and overseas. Management believes that this presentation provides more useful information on the Group's yields, spreads and margins of the Group's activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which the Group is managed. ‘UK’ in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The results, assets and liabilities of individual business units are classified as trading or non-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

International Financial Reporting Standards
As required by the Companies Act 2006 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (together ‘IFRS’). They also comply with IFRS as issued by the IASB.

Divisional reorganisation and Group reporting changes
Comparative data have been restated to reflect the divisional reorganisation (see page 5).

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

Glossary
A glossary of terms is provided on pages 263 to 270.

Forward looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the RBS Group’s restructuring plans, divestments, the RBS Group’s and NatWest Group’s capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; regulatory investigations; the NatWest Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and NatWest Group’s potential exposures to various types of political and market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the NatWest Group’s reliance on the RBS Group; global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the RBS Group and the NatWest Group in particular; costs or exposures borne by the NatWest Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the continuing economic crisis in Europe; competition and consolidation in the banking sector; political risks; the risk of full nationalisation of the RBS Group and its UK bank subsidiaries, including the NatWest Group; HM Treasury exercising influence over the operations of the RBS Group, including the NatWest Group, and any proposed offer or sale of its interest affecting the price of the securities; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value or effectiveness of any credit protection purchased by the NatWest Group; changes in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in required contributions to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers; pension fund shortfalls; the ability to access sufficient sources of capital, liquidity and funding when required; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes in the credit ratings of the RBS Group, the NatWest Group and the United Kingdom; the RBS Group’s ability to access the contingent capital arrangements with HM Treasury and the conversion of the Contingent B Shares in accordance with their terms; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the ability to implement the RBS Group’s and the NatWest Group’s strategic plans on a timely basis, or at all, including the disposal of certain non-core assets and of certain assets and businesses required as part of the State Aid restructuring plan; regulatory or legal changes (including those requiring any restructuring of the RBS Group’s and the NatWest Group’s operations) in the UK, the US and other countries in which the RBS Group operates or a change in UK Government policy; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; resolution procedures under current and proposed resolution and recovery schemes which may result in various actions being taken in relation to any securities of the RBS Group and the NatWest Group; organisational restructuring in response to legislative and regulatory proposals in the United Kingdom (UK), European Union (EU) and United States (US); the implementation of recommendations made by the Independent Commission on Banking and their potential implications and equivalent EU and US legislation; litigation, government and regulatory investigations which RBS Group, the NatWest Group or other RBS Group members are subject to, including investigations relating to the setting of LIBOR and other interest rates; changes to the valuation of financial instruments recorded at fair value; impairments of goodwill; the ability of the Group to generate sufficient future taxable profits to recover certain deferred tax assets; general operational risks; the NatWest Group’s dependency on the RBS Group and its information technology systems; employee misconduct; reputational risk; the ability of the NatWest Group to attract or retain senior management or other key employees; insurance claims; limitations on, or additional requirements imposed on, the RBS Group’s activities as a result of HM Treasury’s investment in the RBS Group; and the success of the RBS Group and the NatWest Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this annual report, and the NatWest Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Further information on the risks facing the NatWest Group appears in the discussion of Risk factors on pages 244 to 255.

Financial review

Description of business
Introduction
National Westminster Bank Plc is a wholly-owned subsidiary of The Royal Bank of Scotland plc, which in turn is a wholly-owned subsidiary of The Royal Bank of Scotland Group plc, a large banking and financial services group. NatWest Group has a large and diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers.

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

At 31 December 2012, HM Treasury’s holding of ordinary shares in the ultimate holding company was 65.3% and its economic interest was 81.1%.

Organisational change
In January 2012, the RBS Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes saw the reorganisation of the Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the exit and downsizing of selected activities. The changes ensure the wholesale businesses continue to deliver against the RBS Group’s strategy.

The changes include an exit from cash equities, corporate brokering, equity capital markets and mergers and acquisitions businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

 Global Banking & Markets (GBM) and Global Transaction Services (GTS) divisions have been reorganised as follows:

•
The ‘Markets’ business maintains its focus on fixed income, with strong positions in debt capital raising, securitisation, risk management, foreign exchange and rates. It will serve the corporate and institutional clients of all RBS Group businesses.

•
GBM's corporate banking business has been combined with the international businesses of the GTS arm into a new ‘International Banking’ unit and provides clients with a 'one-stop shop' access to the RBS Group’s debt financing, risk management and payments services. This international corporate business will be self-funded through its stable corporate deposit base.

•
The domestic small and mid-size corporates previously served within GTS is now managed within RBS Group’s domestic corporate banking businesses in the UK, Ireland (Ulster Bank) and the US (US Retail & Commercial).

Our wholesale business retains its international footprint ensuring that it can serve our customers' needs globally. We believe, that despite current challenges to the sector, wholesale banking services can play a central role in supporting cross border trade and capital flows, financing requirements and risk management and we remain committed to this business.

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

Wealth provides private banking and investment services in the UK through Coutts & Co, offshore banking through NatWest Offshore, and international private banking through Coutts & Co Ltd.

International Banking serves the world’s largest companies with a leading client proposition focused on financing, transaction services and risk management.  International Banking serves as the delivery channel for Markets products to corporate clients and serves international subsidiaries of both International Banking and clients from UK Corporate and Ulster Bank through its international network.

Ulster Bank is a leading retail and commercial bank in Northern Ireland and the Republic of Ireland. It provides a comprehensive range of financial services through both its Retail Banking division, which provides loan and deposit products through a network of branches and direct channels, and its Corporate Banking division, which provides services to businesses and corporate customers.

The divisions discussed above are collectively referred to as Retail & Commercial.

Markets business is predominantly through RBS Securities Inc (RBSSI) in the US. RBSSI is principally engaged in the purchase, sale and financing of US Treasury, US Agency, asset-backed, corporate debt, and equity securities and the execution and clearance of exchange traded futures and options on futures contracts. RBSSI also trades over-the-counter options on US Treasury securities. RBSSI transacts primarily with institutional counterparties and government sponsored entities.

Central Functions comprises Group and corporate functions, such as treasury, finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Financial review continued

Non-Core manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the legacy GBM businesses, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

Business Services supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group's purchasing power and is the Group's centre of excellence for managing large-scale and complex change. For reporting purposes, Business Services costs are allocated to the divisions above. It is not deemed a reportable segment.

Business developments
With effect from 31 October 2012, the residential mortgage portfolio and related funding of National Westminster Home Loans Limited (a fellow subsidiary of the Royal Bank) totalling £59 billion were transferred to NatWest.

Business divestments
To comply with the European Commission State aid requirements the RBS Group agreed a series of restructuring measures to be implemented over a four year period from December 2009. These measures supplement the Strategic Plan previously announced by the RBS Group. These include the divestment of Direct Line Insurance Group plc, the sale of 80.01% of the RBS Group’s Global Merchant Services business (completed in 2010) and the sale of substantially all of the RBS Sempra Commodities joint venture business (largely completed in 2010), as well as the divestment of the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct SME customers across the UK (“UK branch-based businesses”).

In 2010, the RBS Group reached agreement with Santander UK plc (‘Santander’) on the sale of the UK branch-based businesses. However, in October 2012, the RBS Group announced that it had received notification of Santander’s decision to pull out of its agreed purchase of these businesses. Santander's decision followed extensive work by both parties to separate the businesses into a largely standalone form and to prepare the businesses, customers and staff for transfer. The RBS Group is continuing to work to fulfil its obligations to divest these businesses.

Recent developments
Markets & International Banking Executive changes
On 6 February 2013, the RBS Group announced that John Hourican, Chief Executive, Markets & International Banking, will leave the RBS Group once he has completed a handover of his responsibilities. With effect from 1 March 2013, Suneel Kamlani and Peter Nielsen will be co-heads of the Markets division and John Owen will continue to lead the International Banking division and will all report directly to the Group Chief Executive.

The following paragraphs provide an update to the Litigation, investigations and reviews discussed on pages 216 to 222.

Litigation, investigations and reviews
Shareholder Litigation (refer to page 217)
On 28 March and 3 April 2013, two claims were issued by current and former shareholders, in the High Court of Justice of England and Wales against the RBS Group (and in one of those claims, also against certain former individual officers and directors). The RBS Group considers that it has substantial and credible legal and factual defences to these and other prospective claims that have been threatened in the UK and the Netherlands.

LIBOR and other trading rates (refer to page 218)
On 12 April 2013, RBS Securities Japan Limited received a business improvement order by Japan’s Financial Services Agency for inappropriate conduct in relation to Yen LIBOR.

Investigations continue in relation to the setting of a number of trading rates, including LIBOR, other interest rate settings, ISDAFIX and non-deliverable forwards.

Technology Incident (refer to page 218)
On 9 April 2013 the UK Financial Conduct Authority (FCA) announced that it had started to conduct an enforcement investigation into the incident. The FCA will reach its conclusions in due course and will decide whether or not it wishes to initiate enforcement action following that investigation. The Group is co-operating fully with the FCA's investigation.

Interest Rate Hedging Products (refer to page 219)
As previously disclosed, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients under FSA rules. The RBS Group has agreed to a similar exercise and past business review in relation to its activities in the Republic of Ireland.

Credit Default Swaps (CDS) Investigation
The RBS Group is party to the European Commission (EC) antitrust investigation into the CDS information market under Article 101 and/or 102 of the Treaty on the Functioning of the European Union. The RBS Group is co-operating fully with the EC's investigation. The RBS Group cannot predict the outcome of the investigation at this stage.

Securitisation and collateralised debt obligation business (refer to page 220)
On 28 March 2013, SEC staff informed the RBS Group that it is considering recommending that the SEC initiate a civil or administrative action against RBS Securities Inc.  This "Wells" notice arises out of the inquiry that the SEC staff began in September 2010, when it requested voluntary production of information concerning residential mortgage-backed securities underwritten by subsidiaries of the RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The potential claims relate to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to SEC rules, the RBS Group has submitted a response to the Wells notice.

Other investigations (refer to page 221)
As previously disclosed, the RBS Group has voluntarily made disclosures to the US and UK authorities with respect to its historical compliance with US economic sanctions regulations. The RBS Group is continuing to co-operate with investigations by the US Department of Justice, the District Attorney of the County of New York, the Treasury Department Office for Foreign Assets Control, the Federal Reserve Board and the New York Department of Financial Services. Further, the RBS Group has conducted disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter.

Risk factors
Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and balance sheet management section of the Financial review (pages 16 to 132). This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 244 to 255.

•
The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and has access to its infrastructure, required to operate the Group’s businesses.

•
The Group’s businesses, earnings and financial condition have been and will continue to be negatively affected by global economic conditions, the instability in the global financial markets and increased competition and political risks including proposed referenda on Scottish independence and UK membership of the EU. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the Eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

•
The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

•
The Group’s ability to meet its obligations’ including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group’s financial condition. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on the RBS Group’s, and the UK Government’s credit ratings.

•
The RBS Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s implementation of the final recommendations of the Independent Commission on Banking’s final report on competition and possible structural reforms in the UK banking industry, the US Federal Reserve’s proposal for applying US capital, liquidity and enhanced prudential standards to certain of the RBS Group’s US operations.

•
The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the RBS Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

•
As a result of the UK Government’s majority shareholding in RBSG it can, and in the future may decide to, exercise a significant degree of influence over the RBS Group including on dividend policy, modifying or cancelling contracts or limiting the RBS Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the RBSG from the Official List.

•
RBSG or any of its UK bank subsidiaries including the Bank and its bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group’s businesses.

•
The RBS Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the RBS Group is, and may be, subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

•
The Group’s ability to implement the RBS Group’s Strategic Plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the RBS Group’s Strategic Plan and implementation of the State Aid restructuring plan agreed with the European Commission and HM Treasury, the RBS Group is undertaking an extensive restructuring which may adversely affect the Group’s business, results of operations and financial condition and give rise to increased operational risk.

•	The RBS Group may suffer if it does not maintain good employee relations.

•	Operational and reputational risks are inherent in the Group’s businesses.

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

Financial review continued

Financial summary
Summary consolidated income statement for the year ended 31 December 2012

	2012	2011	2010
	£m	£m	£m
Net interest income	2,873	3,007	3,161
Fees and commissions receivable	2,643	2,790	3,984
Fees and commissions payable	(428)	(343)	(1,248)
Income from trading activities	1,150	244	825
Gain on redemption of own debt	—	251	145
Other operating income	188	142	1,199
Non-interest income	3,553	3,084	4,905
Total income	6,426	6,091	8,066
Operating expenses	(6,565)	(5,726)	(5,303)
(Loss)/profit before impairment losses	(139)	365	2,763
Impairment losses	(3,183)	(4,792)	(5,144)
Operating loss before tax	(3,322)	(4,427)	(2,381)
Tax	46	583	117
Loss for the year	(3,276)	(3,844)	(2,264)
Non-controlling interests	—	(8)	8
Loss attributable to ordinary shareholders	(3,276)	(3,852)	(2,256)

2012 compared with 2011
Operating loss
Operating loss before tax fell by 25% to £3,322 million from £4,427 million in 2011, primarily due to higher income from trading activities and lower impairment losses partially offset by higher operating expenses, despite lower staff costs.

Total income
Total income increased by 5% to £6,426 million from £6,091 million in 2011, primarily due to higher trading income partially offset by lower net interest income and net fees and commissions, and the non-repeat of gains on redemption of own debt in 2011.

Net interest income
Net interest income fell 4% to £2,873 million principally as a result of lower income in the Retail and Commercial businesses, reflecting the impact of a competitive savings market, and in Non-Core following run-off and disposals.

Non-interest income
Non-interest income increased by 15% to £3,553 million compared with £3,084 million in 2011 primarily due to higher trading income. This was partially offset by lower net fees and commissions as a result of weaker consumer spending volumes. There was also a gain on redemption of own debt of £251 million in 2011.

Operating expenses
Operating expenses increased by 15% to £6,565 million compared with £5,726 million in 2011 primarily due to a provision of £425 million to meet the costs of redress to small and medium sized businesses, classified as retail clients under FSA rules, who were mis-sold interest rate hedging products, higher management recharges from the holding company, costs of £120 million relating to the technology incident that affected the Group’s systems, and the write-down of goodwill of £117 million.

Impairment losses
Impairment losses were £3,183 million compared with £4,792 million in 2011. This was primarily driven by a £1,518 million, or 59% decrease in Non-Core impairments, mostly in the Ulster Bank and commercial real estate portfolios.

Capital ratios
Capital ratios at 31 December 2012 were 13.8% (Core Tier 1), 14.9% (Tier 1) and 18.2% (Total).

Financial summary continued
2011 compared with 2010
Operating loss
Operating loss before tax was £4,427 million compared with £2,381 million in 2010. This primarily reflects a provision in relation to Payment Protection Insurance (PPI) claims, lower income in Markets and International Banking, lower net fees and commissions and lower gains on strategic disposals, partially offset by higher gains on the redemption of own debt.

Total income
Total income was down 24% to £6,091 million from £8,066 million in 2010, primarily due to lower trading income and lower gains on strategic disposals partially offset by higher gains on the redemption of own debt.

Net interest income
Net interest income was £3,007 million compared with £3,161 million in 2010 primarily reflecting a narrowing net interest margin.

Non-interest income
Non-interest income decreased to £3,084 million from £4,905 million in 2010 reflecting lower income in Markets and International Banking, lower net fees and commissions and lower gains on strategic disposals partially offset by higher gains on the redemption of own debt.

Operating expenses
Operating expenses were up 8% to £5,726 million from £5,303 million in 2010. This increase was primarily due to a provision of £547 million in relation to PPI claims. Adjusting for this, operating expenses were down 2%.

Impairment losses
Impairment losses were £4,792 million compared with £5,144 million in 2010. Lower impairments in UK Retail and UK Corporate were partially offset by increases in Ulster Bank where the economic environment continues to be challenging.

Capital ratios
Capital ratios at 31 December 2011 were 10.0% (Core Tier 1), 11.3% (Tier 1) and 14.2% (Total).

Financial review continued

Analysis of results
Net interest income
	2012	2011	2010
	£m	£m	£m
Interest receivable (1)	6,316	6,183	6,070
Interest payable	(3,443)	(3,176)	(2,909)
Net interest income	2,873	3,007	3,161

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	2.52	2.49	2.49
Cost of interest-bearing liabilities of the banking business	(1.80)	(1.69)	(1.45)
Interest spread of the banking business (3)	0.72	0.80	1.04
Benefit from interest-free funds	0.42	0.41	0.26
Net interest margin of the banking business (4)	1.14	1.21	1.30

Gross yield (2)
- Group	2.52	2.49	2.49
- UK	2.56	2.48	2.49
- Overseas	2.33	2.55	2.48
Interest spread (3)
- Group	0.72	0.80	1.04
- UK	0.76	0.80	1.04
- Overseas	0.56	0.81	1.04
Net interest margin (4)
- Group	1.14	1.21	1.30
- UK	1.08	1.13	1.24
- Overseas	1.38	1.49	1.46

National Westminster Bank Plc base rate (average)	0.50	0.50	0.50
London inter-bank three month offered rates (average):
- Sterling	0.82	0.87	0.70
- Eurodollar	0.43	0.33	0.34
- Euro	0.53	1.36	0.75

Notes:
(1)	Interest income includes £223 million (2011 - £270 million; 2010 - £228 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.
(2)	Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(3)	Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(4)	Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.
(5)	The analysis into UK and Overseas has been compiled on the basis of location of office.
(6)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(7)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

 Average balance sheet and related interest

		2012			2011
		Average balance	Interest	Rate	Average balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	119,270	1,602	1.34	114,214	1,248	1.09
	- Overseas	8,901	98	1.10	8,100	110	1.36
Loans and advances to customers	- UK	75,716	3,372	4.45	73,716	3,358	4.56
	- Overseas	43,223	1,120	2.59	46,982	1,307	2.78
Debt securities	- UK	3,467	116	3.35	3,641	139	3.82
	- Overseas	498	8	1.61	1,251	21	1.68
Interest-earning assets	- UK	198,453	5,090	2.56	191,571	4,745	2.48
	- Overseas	52,622	1,226	2.33	56,333	1,438	2.55
Total interest-earning assets	- banking business	251,075	6,316	2.52	247,904	6,183	2.49
	- trading business (6)	107,807			115,328
Interest-earning assets		358,882			363,232
Non-interest-earning assets		28,711			29,708
Total assets		387,593			392,940

Percentage of assets applicable to overseas operations		40.1%			45.8%

Liabilities
Deposits by banks	- UK	19,473	741	3.81	12,881	441	3.42
	- Overseas	12,605	254	2.02	13,839	287	2.07
Customer accounts: demand deposits	- UK	58,391	344	0.59	55,171	322	0.58
	- Overseas	4,544	54	1.19	4,888	47	0.96
Customer accounts: savings deposits	- UK	67,792	1,224	1.81	66,620	1,184	1.78
	- Overseas	1,681	19	1.13	2,664	36	1.35
Customer accounts: other time deposits	- UK	11,444	351	3.07	13,244	396	2.99
	- Overseas	5,620	131	2.33	7,726	144	1.86
Debt securities in issue	- UK	—	—	—	206	5	2.43
	- Overseas	3,360	32	0.95	4,620	70	1.52
Subordinated liabilities	- UK	7,019	282	4.02	6,888	221	3.21
	- Overseas	499	12	2.40	478	12	2.51
Internal funding of trading business	- UK	(684)	(1)	0.15	(1,160)	11	(0.95)
Interest-bearing liabilities	- UK	163,435	2,941	1.80	153,850	2,580	1.68
	- Overseas	28,309	502	1.77	34,215	596	1.74
Total interest-bearing liabilities	- banking business	191,744	3,443	1.80	188,065	3,176	1.69
	- trading business (6)	105,305			113,865
Interest-bearing liabilities		297,049			301,930
Non-interest-bearing liabilities:
Demand deposits	- UK	34,669			35,880
	- Overseas	9,190			8,452
Other liabilities		29,966			31,248
Owners' equity		16,719			15,430
Total liabilities and owners' equity		387,593			392,940

Percentage of liabilities applicable to overseas operations		38.1%			43.7%

For notes relating to this table refer to page 10.

Financial review continued

		2010
		Average balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	102,785	1,240	1.21
	- Overseas	7,914	84	1.06
Loans and advances to customers	- UK	79,238	3,326	4.20
	- Overseas	49,692	1,359	2.73
Debt securities	- UK	2,389	35	1.47
	- Overseas	1,707	26	1.52
Interest-earning assets	- UK	184,412	4,601	2.49
	- Overseas	59,313	1,469	2.48
Total interest-earning assets	- banking business	243,725	6,070	2.49
	- trading business (6)	101,348
Interest-earning assets		345,073
Non-interest-earning assets		37,823
Total assets		382,896

Percentage of assets applicable to overseas operations		45.5%

Liabilities
Deposits by banks	- UK	19,787	604	3.05
	- Overseas	19,231	260	1.35
Customer accounts: demand deposits	- UK	61,532	315	0.51
	- Overseas	2,672	49	1.83
Customer accounts: savings deposits	- UK	58,418	929	1.59
	- Overseas	2,702	30	1.11
Customer accounts: other time deposits	- UK	12,521	240	1.92
	- Overseas	8,578	164	1.91
Debt securities in issue	- UK	501	12	2.40
	- Overseas	8,155	83	1.02
Subordinated liabilities	- UK	7,111	209	2.94
	- Overseas	543	15	2.76
Internal funding of trading business	- UK	(1,239)	(1)	0.08
Interest-bearing liabilities	- UK	158,631	2,308	1.45
	- Overseas	41,881	601	1.44
Total interest-bearing liabilities	- banking business	200,512	2,909	1.45
	- trading business (6)	100,733
Interest-bearing liabilities		301,245
Non-interest-bearing liabilities:
Demand deposits	- UK	27,846
	- Overseas	9,450
Other liabilities		29,271
Owners' equity		15,084
Total liabilities and owners' equity		382,896

Percentage of liabilities applicable to overseas operations		43.3%

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

	2012 over 2011			2011 over 2010
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
- UK	57	297	354	135	(127)	8
- Overseas	10	(22)	(12)	2	24	26
Loans and advances to customers
- UK	93	(79)	14	(241)	273	32
- Overseas	(101)	(86)	(187)	(76)	24	(52)
Debt securities
- UK	(6)	(17)	(23)	26	78	104
- Overseas	(12)	(1)	(13)	(8)	3	(5)
Total interest receivable of the banking business
- UK	144	201	345	(80)	224	144
- Overseas	(103)	(109)	(212)	(82)	51	(31)
	41	92	133	(162)	275	113
Interest-bearing liabilities
Deposits by banks
- UK	(245)	(55)	(300)	230	(67)	163
- Overseas	26	7	33	86	(113)	(27)
Customer accounts: demand deposits
- UK	(17)	(5)	(22)	34	(41)	(7)
- Overseas	4	(11)	(7)	(28)	30	2
Customer accounts: savings deposits
- UK	(20)	(20)	(40)	(138)	(117)	(255)
- Overseas	12	5	17	—	(6)	(6)
Customer accounts: other time deposits
- UK	55	(10)	45	(15)	(141)	(156)
- Overseas	44	(31)	13	16	4	20
Debt securities in issue
- UK	2	3	5	7	—	7
- Overseas	16	22	38	44	(31)	13
Subordinated liabilities
- UK	(4)	(57)	(61)	7	(19)	(12)
- Overseas	(1)	1	—	2	1	3
Internal funding of trading business
- UK	3	9	12	—	(12)	(12)
Total interest payable of the banking business
- UK	(226)	(135)	(361)	125	(397)	(272)
- Overseas	101	(7)	94	120	(115)	5
	(125)	(142)	(267)	245	(512)	(267)
Movement in net interest income
- UK	(82)	66	(16)	45	(173)	(128)
- Overseas	(2)	(116)	(118)	38	(64)	(26)
	(84)	(50)	(134)	83	(237)	(154)

Financial review continued

Consolidated balance sheet at 31 December 2012

	2012	2011
	£m	£m
Assets
Cash and balances at central banks	2,298	1,918
Amounts due from holding company and fellow subsidiaries	125,127	151,447
Other loans and advances to banks	9,897	14,754
Loans and advances to banks	135,024	166,201
Amounts due from fellow subsidiaries	3,064	7,904
Other loans and advances to customers	191,444	134,985
Loans and advances to customers	194,508	142,889
Debt securities subject to repurchase agreements	28,008	30,647
Other debt securities	6,907	10,358
Debt securities	34,915	41,005
Equity shares	898	928
Settlement balances	2,362	2,468
Amounts due from holding company and fellow subsidiaries	2,532	2,452
Other derivatives	2,254	2,745
Derivatives	4,786	5,197
Intangible assets	736	812
Property, plant and equipment	2,048	2,982
Deferred tax	384	579
Prepayments, accrued income and other assets	2,005	2,573
Total assets	379,964	367,552

Liabilities
Amounts due to holding company and fellow subsidiaries	43,791	39,971
Other deposits by banks	14,393	14,758
Deposits by banks	58,184	54,729
Amounts due to fellow subsidiaries	5,897	3,634
Other customer accounts	258,090	251,076
Customer accounts	263,987	254,710
Debt securities in issue	3,966	4,239
Settlement balances	2,755	2,911
Short positions	11,840	13,482
Amounts due to holding company and fellow subsidiaries	4,980	5,119
Other derivatives	575	973
Derivatives	5,555	6,092
Accruals, deferred income and other liabilities	3,804	5,484
Retirement benefit liabilities	44	207
Deferred tax	245	289
Amounts due to holding company	5,780	6,114
Other subordinated liabilities	1,847	1,888
Subordinated liabilities	7,627	8,002
Total liabilities	358,007	350,145

Non-controlling interests	1,257	1,272
Owners’ equity	20,700	16,135
Total equity	21,957	17,407

Total liabilities and equity	379,964	367,552

Commentary on consolidated balance sheet
2012 compared with 2011
Total assets of £380.0 billion at 31 December 2012 were up £12.4 billion, 3%, compared with 31 December 2011. This was principally driven by an increase in loans and advances to customers due to the transfer of the mortgage loan portfolio from National Westminster Home Loans Limited (NWHL), a fellow subsidiary of the Royal Bank, partly offset by decreases in amounts due from the holding company and fellow subsidiaries, and decreases in loans and advances to banks and debt securities.

Loans and advances to banks decreased by £31.2 billion, 19%, to £135.0 billion reflecting a significant reduction in placings with the holding company and fellow subsidiaries, down £26.3 billion, 17%, to £125.1 billion and lower bank placings, down £4.9 billion, 33%, to £9.9 billion.

Loans and advances to customers increased £51.6 billion, 36%, to £194.5 billion. Within this, amounts due from fellow subsidiaries decreased £4.8 billion, 61%, to £3.1 billion. Other loans and advances increased by £56.5 billion, 42%, to £191.4 billion, principally reflecting the transfer of the NWHL mortgage loan portfolio, £59.3 billion, partially offset by a decrease in lending in UK Corporate.

Debt securities were down £6.1 billion, 15%, to £34.9 billion, driven mainly by reductions within Markets in holdings of US government securities and financial institution bonds.

Movements in the value of derivative assets, down £0.4 billion, 8%, to £4.8 billion, and liabilities, down £0.5 billion, 9%, to £5.6 billion, primarily reflect decreases in exchange rate contracts including the effect of currency movements, with Sterling strengthening against both the US dollar and the Euro.

Property, plant and equipment decreased by £0.9 billion, 31%, to £2.0 billion driven largely by the disposal of investment property in Non-Core.

Deposits by banks increased £3.5 billion, 6%, to £58.2 billion, with an increase in amounts due to the holding company and fellow subsidiaries, up £3.8 billion, 10%, to £43.8 billion primarily due to the transfer of funding related to the NWHL mortgage loan portfolio. This was partly offset by a decrease in other deposits by banks, down £0.4 billion, 2%, to £14.4 billion.

Customer accounts increased £9.3 billion, 4%, to £264.0 billion. Within this, amounts due to subsidiaries increased £2.3 billion, 62%, to £5.9 billion. Other customer deposits were up £7.0 billion, 3%, at £258.1 billion, reflecting increases in UK Retail, UK Corporate and International Banking partly offset by a decrease in Markets.

Short positions were down £1.6 billion, 12%, to £11.8 billion mirroring decreases in debt securities.

Subordinated liabilities decreased by £0.4 billion, 5%, to £7.6 billion, primarily due to redemptions of £0.3 billion of dated loan capital.

Owners’ equity increased by £4.6 billion, 28%, to £20.7 billion, reflecting capital contributions by the holding company of £8.1 billion, partially offset by the attributable loss for the year of £3.3 billion and losses in foreign exchange reserves, £0.2 billion.

Financial review Risk and balance sheet management continued

17	Risk appetite and risk governance
30	Capital management
36	Liquidity, funding and related risks
45	Credit risk
64	Balance sheet analysis
105	Market risk
111	Country risk
121	Other risks

NATWEST 2012

Risk appetite and risk governance
18	Risk appetite
20	Risk governance
24	Stress testing
25	Risk coverage

Financial review Risk and balance sheet management continued

Risk and balance sheet management
In this section (pages 16 to 132) of the Financial review, certain information has been audited and is part of the Group’s financial statements as permitted by IFRS 7. Other disclosures are unaudited and are labelled with an asterisk (*).

Risk and balance sheet management are conducted on an overall basis within the RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most part, discussions on these aspects reflect those in the RBS Group as relevant for businesses and operations in the Group. Data are provided for the Bank and its subsidiaries (‘the Group’), as well as the Bank.

Risk appetite and risk governance
Risk appetite*
Risk appetite is both a key business tool and an integral part of RBS Group’s enterprise-wide approach to risk management. It is aligned with the RBS Group’s strategic objectives, helping to strike an optimal balance between building a sustainable risk profile and creating long-term value for the RBS Group’s customers, investors and wider stakeholders. The risk appetite framework is designed to ensure that each business can withstand significant deteriorations in economic and market conditions.

The Group’s risk appetite is set and owned by the RBS Group Board. It identifies and establishes the level and type of risks that RBS Group is able and willing to take in order to:

•
meet its strategic objectives - the RBS Group’s Strategic Plan is built on the core foundations of serving its customers well, building a sustainable risk profile and creating long-term value for its shareholders; and

•
meet its wider obligations to stakeholders - a bank that is safe and sound and puts serving customers at the heart of its thinking should also perform well for its owners, employees, regulators and communities.

Risk appetite is cascaded and embedded across the RBS Group. It provides a greater understanding of the acceptable levels of risk for each business, aligning commercial strategies with the use of scarce financial resources, such as capital and funding. It provides a solid platform from which RBS Group can focus on its key business strengths and competitive advantages over the long term.

Delivering a sustainable and conservative risk profile
Risk appetite starts with the tone from the top (i.e. the strategic goals and risk philosophy set by the RBS Group Board) and is cascaded through key targets, limits and risk tolerances that influence decision making from enterprise-wide to transactional level.

A strong risk culture is a key part of ensuring risk appetite is effectively embedded across the RBS Group. The link between risk appetite and strategic objectives encourages people at all levels of the business to think about risk, how they apply it and how they manage it. It incorporates the quantitative and qualitative aspects of risk, and uses both absolute and relative risk measures.

The risk appetite framework is based upon four main pillars:

•
Risk envelope metrics - RBS Group has set sustainable business goals over a medium-term horizon (including a target for the capital ratio, leverage ratio, loan:deposit ratio, liquidity portfolio and use of wholesale funding. These effectively set the broad boundaries within which the RBS Group operates. The Non-Core division also acts as a primary driver for reducing risk and the size of the balance sheet.

•
Quantitative risk appetite targets - Risk appetite is also aligned to potential risk exposures and vulnerabilities under severe but plausible stress conditions. Quantitative targets, under stress conditions, are set around the RBS Group’s strategic risk objectives.

•
Qualitative risk appetite targets - The third strategic risk objective of maintaining stakeholder confidence covers qualitative aspects relating to the culture of risk management and controls and meeting stakeholder expectations. Risk appetite is based around identified expectations across a range of stakeholders (e.g. customers, employees, investors and the general public) and is closely aligned with key risk policies and controls (e.g. the RBS Group Policy Framework, conduct risk, reputational risk).

•
Risk control frameworks and limits - Risk control frameworks set granular tolerances and limits for material risk types (e.g. credit risk, market risk, conduct risk and operational risk) that are used to manage risk on a day-to-day basis. These limits support and are required to be consistent with the high-level risk appetite targets.

The framework is supported by a programme of communication, engagement and training rolled out across the Group to engender a wide understanding of the purpose and value of an effective risk appetite.

The RBS Group Policy Framework (refer to the following section) directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in the Group’s risk control and governance. This integrated approach ensures that an appropriate standard of control is set for each of the material risks the Group faces, with an effective assurance process put in place to monitor and report on performance.

Risk appetite has its own policy standard within the RBS Group Policy Framework that sets out clear roles and responsibilities to measure, cascade and report performance against risk appetite, and to provide assurances that business is being conducted within approved risk limits and tolerances.

*unaudited

Risk appetite and risk governance*: Risk appetite continued
The RBS Group Board Risk Committee reviews the framework and its targets on a regular basis to ensure they remain aligned to strategic objectives, business performance, emerging risks and changes in the external environment.

Creating sustainable value within risk appetite
Risk appetite supports value creation delivered in a safe and sustainable way. It is embedded within the annual planning and budgeting process. Business strategies are designed on the basis of key value drivers (e.g. regulatory framework, customer franchises, internal control framework, incentives) and whether they fit within agreed risk appetite boundaries.

A range of different but complementary tools have been developed to measure whether strategic plans are consistent with risk appetite, to test broader ‘what if’ questions and to assess the impact of changes in key assumptions:

•
Integrated stress testing - assesses how earnings, capital and funding positions change under an unfavourable, yet plausible, scenario. Stress scenarios can differ by theme, geographical location or severity.

•	Economic capital - provides complementary insights, with a breadth of understanding of risk profile changes and ‘tail risks’ across millions of different modelled scenarios.

•
Sensitivity analysis - provides ‘ready reckoners’ around changes in key variables. It offers a high-level view on questions such as ‘what if GDP worsened by a further 1%?’, identifying certain tipping points where the RBS Group’s risk profile moves outside its risk appetite.

Effective processes for reporting the results have also been developed, presenting the Board and senior management with a holistic and dynamic view of key risk exposures.

RBS Group Policy Framework
Achieving and sustaining a robust control framework comparable to those of the RBS Group’s strongest international peers is critical to achieving the successful delivery of the Group’s risk objectives.

The RBS Group Policy Framework (GPF), introduced in 2009, supports this goal by providing a consistent and structured overarching framework for conduct, control and governance. It provides clear guidance and controls on how the RBS Group does business, linked to its risk appetite, its business conduct and compliance responsibilities, and its focus on delivering a control environment consistent with best practice against relevant external benchmarks.

The GPF and related initiatives aim to ensure that:

•	The RBS Group has ethical principals and clear control standards to identify the risks it faces to support effective risk management and meet regulatory and legal requirements;

•	Policies are followed across the RBS Group and compliance can be clearly evidenced, assessed and reported by line management; and

•	The control environment is monitored and overseen through good governance.

Communication and training programmes ensure staff are aware of their own responsibilities. Policy standard owners and sponsors review their policies on a regular basis, documenting identified shortfalls and addressing them within an agreed time frame.

In 2011, a number of key enhancements were delivered including the following:

•	The RBS Group’s policy standards were rewritten to ensure they clearly express the existing mandatory controls required to mitigate the key risks the RBS Group faces;

•	All of the RBS Group’s policy standards were externally benchmarked; and

•	For each policy standard, appropriate risk-based assurance activity was introduced to ensure each division is appropriately controlled and compliance with policy can be demonstrated.

*unaudited

Financial review Risk and balance sheet management continued

During 2012, the scope of the GPF was refined further. Key developments included:

•	Following external benchmarking exercises, additional policy standards were introduced setting out new mandatory controls required to mitigate key risks to the RBS Group.

•
A conduct risk framework was agreed and is being progressively established. Grouped under four policy standards - employee conduct, corporate conduct, market conduct; and conduct towards our customers - each is designed to provide high level direction to the RBS Group and is supported by the RBS Group's Code of Conduct.

•
The RBS Group’s key credit risk policies and mandatory controls were restructured and realigned to reflect the two distinct portfolios of credit risk: wholesale and retail. These changes are aimed at simplifying the policy structure and making it clearer to divisions which standards are applicable to their respective businesses.

•	Certain procedural-related policy standards were removed from the framework to reduce bureaucracy and simplify the structure.

The GPF continues to be improved. The results of assurance activity, monitoring and analysis of the internal and external environment are used to reassess the policy standards on a regular basis.

Risk governance*
The RBS Group is committed to achieving the highest standards of corporate governance in every aspect of the business, including risk management. A key aspect of the RBS Group Board’s responsibility as the main decision-making body at RBS Group level is the setting of RBS Group risk appetite to ensure that the levels of risk that the RBS Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood.

To enable the RBS Group Board to carry out its objectives, it has delegated authority to senior Board and executive committees, as required and appropriate. A number of key committees specifically consider risk across the RBS Group, as set out in the diagram below.

Notes:
(1)	The following sub-committees report directly to the Group Asset and Liability Management Committee: Capital and Stress Testing Committee, Pension Risk Committee, Balance Sheet Management Committee.
(2)
The following sub-committees report directly to the Group Risk Committee: Global Market Risk Committee, Group Country Risk Committee, Group Models Committee, Group Credit Risk Committee and Operational Risk Executive Committee. In addition, Divisional Risk Committees report to the Group Risk Committee. The Capital and Stress Testing Committee also provides monthly updates to the Group Risk Committee, escalating issues as necessary.

*unaudited

Risk appetite and risk governance: Risk governance* continued
The key risk responsibilities of each of these committees as well as their membership are set out in the table below.

These committees are supported at a divisional level by a risk governance structure embedded in the business. These committees play a key role in ensuring that the RBS Group’s risk appetite is supported by effective risk management frameworks, limits and policies, together with clear accountabilities for approval, monitoring, oversight, reporting and escalation.

During 2012, the Conduct Risk Committee was created as a sub-committee of the Executive Risk Forum. Effective conduct risk management is not only a commercial imperative for the RBS Group; customers, clients and counterparties demand it as a precursor to building trust. For more information on conduct risk and the RBS Group’s management of this risk type, refer to page 129.

Board/Committee	Risk focus	Membership
Group Board
The Group Board ensures that the RBS Group manages risk effectively by approving and monitoring the RBS Group’s risk appetite, considering RBS Group stress scenarios and agreed mitigants and identifying longer-term strategic threats to the RBS Group’s business operations.
The Board of directors
Group Executive Committee
The Group Executive Committee considers recommendations on risk management matters referred by the Executive Risk Forum and/or Group Risk Committee, including recommendations on risk appetite, risk policies and risk management strategies. It operates under delegated authority from the Group Board.
Group Chief Executive Group Finance Director Chief Administration Officer Chief Executive Officers of divisions Head of Restructuring and Risk
Group Board Risk Committee
The Group Board Risk Committee provides oversight and advice to the Group Board on current and potential future risk exposure of the RBS Group and risk strategy. It reviews the RBS Group’s performance on risk appetite, oversees the operation of the RBS Group Policy Framework and provides a risk review of remuneration arrangements. It operates under delegated authority from the Group Board.
At least three independent non-executive directors, one of whom is the Chairman of the RBS Group Audit Committee.
Group Audit Committee
The Group Audit Committee reviews accounting policies, financial reporting and regulatory compliance practices of the Group, as well as its systems and standards of internal controls and monitors the Group’s processes for internal audit and external audit. It has responsibility for monitoring relationships with regulatory authorities. It operates under delegated authority from the Group Board.
At least three independent non-executive directors, at least one of whom is a financial expert as defined in the SEC rules under the US Exchange Act.
Group Performance and Remuneration Committee
The Group Performance and Remuneration Committee has oversight of the RBS Group’s policy on remuneration and receives advice from Group Risk Management and the Board Risk Committee to ensure that there is thorough risk input into incentive plan design and target setting, as well as risk review of performance bonus pools and clawback. It operates under delegated authority from the Group Board.
At least three independent non-executive directors
Group Sustainability Committee
The Group Sustainability Committee is responsible for overseeing and challenging how management is addressing sustainability and reputation issues related to all stakeholder groups. This includes customer and related citizenship activities, oversight of the delivery of the Purpose, Vision and Values cultural and behavioural change, and oversight of the sustainability aspects of the people agenda. It operates under delegated authority from the Group Board.
At least three independent non-executive directors

*unaudited

Financial review Risk and balance sheet management continued

Board/Committee	Risk focus	Membership
Executive Risk Forum
The Executive Risk Forum has full authority to act on all material and/or enterprise-wide risk and control matters across the RBS Group. It approves the most material limits and decisions above defined thresholds and delegates decisions below these thresholds to sub-committees and appropriate individuals. It operates under delegated authority from the Executive Committee.
Group Chief Executive Group Finance Director Chief Administration Officer Chief Executive Officers of divisions Head of Restructuring and Risk Deputy Group Chief Risk Officer
Group Asset and Liability Management Committee
The Group Asset and Liability Management Committee is responsible for identifying, managing and controlling Group balance sheet risks in executing its business strategy. It operates under delegated authority from the Executive Risk Forum.
Group Finance Director Group Treasurer Chief Executive Officers of divisions Head of Restructuring and Risk Key Group Finance function heads Chief Executive Officer, Markets, M&IB
Group Risk Committee
The Group Risk Committee acts on material and/or enterprise-wide risk and control matters across the Group. It is an oversight committee which reviews and challenges risks and limits across the functional areas and plays a key role exercising and demonstrating effective risk oversight across the RBS Group. It reviews risks and issues on both a thematic and specific basis and focuses on forward-looking, emerging risks. It considers the overall risk profile across the Group and identifies any key issues for escalation to the Executive Risk Forum. It operates under delegated authority from the Executive Risk Forum.
Deputy Group Chief Risk Officer Divisional Chief Risk Officers Key Group Risk function heads
Conduct Risk Committee
The Conduct Risk Committee is responsible for the governance, leadership and strategic oversight of the RBS Group’s conduct risk agenda, as well as escalating and reporting any material or strategically significant issues or matters to the Executive Risk Forum. It operates under delegated authority from the Executive Risk Forum.

Head of Restructuring and Risk
Group General Counsel
Deputy Group Chief Risk Officer
Global Head of Compliance
Director, Group Regulatory Affairs
Chief Executive Officer, Wealth Management
Managing Director, Products and Marketing, UK Retail
Chief Executive Officer, Corporate Banking
Vice Chairman, RBS Citizens Financial Group
Co-Head, M&IB Americas
Director, Group Operations, Business Services
Chief Operating Officer, Ulster Bank Group
Chief Executive Officer, RBS England & Wales and
  NatWest Scotland
Head of Group Internal Audit

Pension Risk Committee
The Pension Risk Committee considers the Group-wide view of pension risk appetite, mechanisms that could potentially be used for managing risk within the funds, and implications of the pension schemes’ financial strategy. It also reviews actuarial funding assumptions from a Group perspective as appropriate. The Pension Risk Committee consults with the Trustee’s Investment Executive where necessary. The Pension Risk Committee operates under delegated authority from the Group Asset and Liability Management Committee.

Group Finance Director
Head of Restructuring and Risk
Group Treasurer
Global Head of Market and Insurance Risk
Group Chief Accountant
Chief Executive Officer, Markets, M&IB
Global Head of Markets, M&IB
Group Head of Pension Risk
Deputy Group Chief Risk Officer
Head of Group Pensions

Risk appetite and risk governance: Risk governance* continued

Board/Committee	Risk focus	Membership
Capital and Stress Testing Committee
The Capital and Stress Testing Committee leads the integrated development and maintenance of risk capital approaches, frameworks and standards. It reviews positions and plans, agrees approaches and standards and provides cross-functional challenge on the topics outlined in its terms of reference. It is responsible to the Group Finance Director and the Head of Restructuring and Risk for many of these activities. It provides updates to the Group Asset and Liability Management Committee and Group Risk Committee and seeks approvals where necessary. It operates under delegated authority from the Group Asset and Liability Management Committee.
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
Deputy Group Chief Risk Officer
Group Chief Credit Officer/Chief Credit Officer N.V.
Head of Global Restructuring Group
Chief Risk Officer, Corporate Banking

Group B members (1)
Group Chief Executive
Group Finance Director
Deputy Chief Executive Officers, M&IB

(1)Decisions require input from at least one member from each of Group A and Group B.

Divisional Risk and Audit Committees
Divisional Risk and Audit Committees report to the Group Board Risk Committee and the Group Audit Committee on a quarterly basis. Their main responsibilities are to:

• monitor the performance of the divisions relative to divisional and Group risk appetite; and

• review accounting policies, internal control, financial reporting functions, internal audit, external audit and regulatory compliance.

Members: at least three non-executive members who are executives of the Group who do not have executive responsibility in the relevant division.

Attendees: at least two executives of the division, as appropriate. Representatives from finance, risk, internal audit and external audit.

Members of the Group Board Risk Committee and Group Audit Committee also have the right to attend.

*unaudited

Financial review Risk and balance sheet management continued

Stress testing*
Stress testing describes the evaluation of a bank’s financial position under severe but plausible stress scenarios. Stress testing also refers to the broader framework under which these tests are developed, evaluated and used within the Group’s decision-making process in the context of the wider economic environment.

Internal stress tests
The Group’s stress testing framework is designed to embed stress testing as a key risk management technique into mainstream risk reporting, capital planning and business processes at divisional, legal entity and Group levels.

The Executive Risk Forum (refer to page 22) is the main body overseeing the RBS Group's stress testing approach, processes and results. The forum is primarily responsible for reviewing and challenging the results of any RBS Group-wide stress test and ensuring that, where necessary, appropriate management actions are undertaken. The RBS Group Board Risk Committee receives reports detailing stress tests undertaken as part of the financial planning process. It reviews and challenges the stress scenarios and considers their impact on the Group's financial position. These reports outline relevant management actions as well as the extent to which such actions mitigate the effects of the stress scenario on the Group’s capital adequacy. The RBS Group Board Risk Committee may also request additional stress tests as it deems necessary.

Stress testing forms part of the RBS Group's risk and capital management framework and is a major component of the Basel III requirements. It highlights to senior management potential unexpected adverse outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses should adverse scenarios materialise. Stress tests, part of the financial planning process are conducted and presented to senior management semi-annually. Stress tests are also conducted to meet regulatory requirements as well as to assess the impact of business decisions on the Group's capital position.

Scenario stress testing is conducted throughout the Group as detailed below:

•
As part of the financial planning and strategy cycle, stress tests are conducted by divisions and aggregated to produce firm-wide results. These stress tests are also used for monitoring divisional and Group risk appetite.

•
Stress testing is performed centrally by Group functions both to meet regulatory requirements and for ad-hoc business analysis and decision-making. These stress tests also include reverse stress tests, which identify scenarios and circumstances that could render RBS’s business model unviable.

•	Division-specific stress testing is undertaken to support risk identification and risk management decision-making.

•
Risk-type specific stress testing is also conducted. For example, within the market risk management framework, a comprehensive programme of stress tests covers a variety of historical and hypothetical scenarios, including reverse stress tests.

Stress test scenarios specifically target both firm-wide vulnerabilities and negative global impacts. They consider a five-year horizon and include stress projections for macroeconomic variables such as GDP, unemployment rates, property prices, stock price indices, interest rates and inflation.

*unaudited

Risk appetite and risk governance continued
Risk coverage*
The main risk types faced by the RBS Group are presented below, together with a summary of the key areas of focus and how the Group managed these risks in 2012.

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Capital adequacy risk	The risk that the Group has insufficient capital.
Potential to disrupt the business model and stop normal functions of the Group.

Potential to cause the Group to fail to meet the supervisory requirements of regulators.

Significantly driven by credit risk losses.
Core Tier 1 ratio was 13.8%, a 380 basis point improvement on 2011 principally reflecting capital contribution from the holding company partially offset by attributable loss. Refer to pages 30 to 35.
Liquidity and funding risk	The risk that the Group is unable to meet its financial liabilities as they fall due.
The Group’s performance in 2012 represented a new benchmark in the management of liquidity risk as the Group began operating under normalised market practices for the management of liquidity and funding risk despite a backdrop of continued market uncertainty and certain RBS Group-specific factors such as a downgrade of the RBS Group’s external credit rating.

Refer to pages 36 to 44.

Credit risk	The risk that the Group will incur losses owing to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.
Loss characteristics vary materially across portfolios.

Significant link between losses and the macroeconomic environment.

Can include concentration risk - the risk of loss due to the concentration of credit risk to a specific product, asset class, sector or counterparty.

The RBS Group manages credit risk based on a suite of credit approval, risk concentration, early warning and problem management frameworks and associated risk management systems and tools.

With a view to strengthening its credit risk management framework and ensuring consistent application across the RBS Group, during 2012 the RBS Group Credit Risk function launched a set of credit control standards with which divisions must comply, to supplement the existing policy suite. These standards comprise not only governance and policy but also behavioural, organisational and management norms that determine how the Group manages credit from origination to repayment.

During 2012, loan impairment charges were 33% lower than in 2011 despite continuing challenges in Ulster Bank Group (Core and Non-Core) and commercial real estate portfolios. The Group also continued to make progress in reducing credit concentration risks, with exposure to property and construction declining 13% during 2012.

Refer to pages 45 to 104.

*unaudited

Financial review Risk and balance sheet management continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Market risk	The risk arising from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk-related factors such as market volatilities.
Frequent small losses which are material in aggregate.

Infrequent large material losses due to stress events.

The majority of the Group’s market risk exposure is in the Markets, International Banking and Non-Core divisions and RBS Group Treasury. The Group is also exposed to market risk through interest rate risk and foreign exchange risk on its non-trading activities in the retail and commercial businesses.

A comprehensive structure is in place aimed at ensuring the Group does not exceed its qualitative and quantitative tolerance for market risk.

The RBS Group’s market risk policy statements set out its qualitative tolerance for market risk. They define the governance, responsibilities and requirements for the identification, measurement, analysis, management and communication of market risk arising from the Group’s trading and non-trading investment activities.

The RBS Group market risk limit framework expresses the RBS Group’s quantitative tolerance for market risk. The RBS Group limit metrics capture, in broad terms, the full range of market risk exposures, ensuring the risk is appropriately defined and communicated.

During 2012, the Group continued to reduce its risk exposures; market risk limits were lowered accordingly. Average trading VaR was £21 million, more than 40% lower than 2011, largely reflecting decreases in ABS trading inventory in Markets.

Refer to pages 105 to 110.

Country risk	The risk of material losses arising from significant country-specific events.
Can arise from sovereign events, economic events, political events, natural disasters or conflicts.

Potential to affect parts of the Group’s credit portfolio that are directly or indirectly linked to the country in question.

Primarily present in credit portfolios of Markets, International Banking, Ulster Bank (Ireland), RBS Group Centre (mainly Treasury) and Non-Core.

Under the RBS Group's country risk framework, all countries except the UK and the US are currently under limit control. All countries with material exposures are monitored continually using the RBS Group’s country risk watchlist process to identify emerging issues and facilitate the development of mitigation strategies. Detailed portfolio reviews are undertaken on a regular basis to ensure that country portfolio compositions remain aligned to the RBS Group’s country risk appetite in light of evolving economic and political developments.

In the context of several sovereign downgrades, the Group has made continued progress in managing down its sovereign exposures. During 2012, the RBS Group brought nearly all advanced countries under country limit control and further restricted its country risk appetite. Balance sheet exposures to periphery eurozone countries decreased by 9% or £3.5 billion to £36 billion predominately all in Ireland.

Funding mismatches in Ireland reduced to approximately £9 billion.

Refer to pages 111 to 120.

Risk appetite and risk governance: Risk coverage* continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	Frequent small losses. Infrequent significant losses.
The RBS Group aims to manage operational risk to an acceptable level by taking into account the cost of minimising the risk against the resultant reduction in exposure.

During 2012, the RBS Group continued to make good progress in enhancing its operational risk framework and risk management capabilities. Key areas of focus have included: embedding risk assessments, increasing the coverage of the scenario analysis portfolio, and improving statistical capital modelling capabilities.

Operational risk data have been enriched by the outputs from these enhancements, resulting in a more complete view of the RBS Group’s operational risk profile and more informed risk appetite decisions.

The level of operational risk remains high due to the scale of change occurring across the RBS Group (both structural and regulatory), macroeconomic stresses (e.g. eurozone distress) and other external threats such as e-crime. In June 2012 the Group was affected by a technology incident as a result of which the processing of certain customers accounts and payments were subject to considerable delay.

Refer to pages 122 to 124.

Regulatory risk	The risk arising from non-compliance with regulatory requirements, regulatory change or regulator expectations.
Adverse impacts on strategy, capital structure, business models and operational effectiveness.

Financial cost of adapting to changes in laws, rules or regulations or of penalties for non-compliance.

Financial cost and reputational damage in respect of penalties for non-compliance/breach of regulations.

Management of regulatory risk entails early identification and effective management of changes in legislative and regulatory requirements that may affect the RBS Group.

Within the RBS Group Policy Framework, specific policies define the minimum standards for regulatory engagement, upstream risk management and registration and licensing of individuals. These set minimum standards within their respective areas, applicable across the Group.

During 2012, the Group, along with the rest of the banking industry, continued to experience unprecedented levels of prospective changes to laws and regulations from national and supranational regulators. Particular areas of focus were: conduct regulation; prudential regulation (capital, liquidity, governance and risk management); treatment of systemically important entities (systemic capital surcharges and recovery and resolution planning); and structural reforms, with the UK’s Independent Commission on Banking proposals, the European Union’s Liikanen Group recommendations and the Dodd-Frank/Volcker Rule agenda in the US.

Refer to pages 124 to 128.

*unaudited

Financial review Risk and balance sheet management continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Conduct risk	The risk that the conduct of the Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.
Arises from breaches of regulatory rules or laws by individual employees, or as a result of the Group’s retail or wholesale market conduct.

It may also arise from the failure to meet customers’ or regulators’ expectations of the Group.

Non-compliance may result in regulator enforcement, adverse publicity and financial penalties.

A defined and measurable appetite for conduct risk has been established to ensure commercial decisions take account of conduct risk implications.

A management framework has been developed to enable the consistent identification, assessment and mitigation of conduct risks. Embedding of this framework started during 2012 and is continuing in 2013.

Grouped under four pillars (employee conduct, corporate conduct, market conduct and conduct towards the Group’s customers), each conduct risk policy is designed to ensure the RBS Group meets its obligations and expectations.

Awareness initiatives and targeted conduct risk training for each policy, aligned to the phased policy roll-out, have been developed and are being delivered to help embed understanding and provide the necessary clarity. These actions are designed to facilitate effective conduct risk management, and address shortcomings identified through recent instances of inappropriate conduct.

Refer to page 129.

Reputational risk	The risk of brand damage and/or financial loss due to the failure to meet stakeholders’ expectations of the Group.
Can arise from a range of actions taken (or, in some cases, not taken) by the Group, as well as its wider policies and practices.

Can be detrimental to the business in a number of ways, including an inability to build or sustain customer relationships, low staff morale, regulatory censure, or reduced access to funding sources.

The RBS Group Board has ultimate responsibility for managing the RBS Group's reputation, although all parts of the Group have responsibility for any reputational impact arising from their operations. The RBS Board's oversight is supported by executive risk committees (including a new Conduct Risk Committee) and by the RBS Group Sustainability Committee.

In 2012, the RBS Group strengthened the alignment of reputational risk management with its strategic objective of serving customers well and with the management of a range of risk types that have a reputational sensitivity. There are still legacy reputational issues to work through, but dealing with them in an open and direct manner is a necessary prerequisite to rebuilding a strong reputation for the RBS Group.

Refer to page 130.

*unaudited

Risk appetite and risk governance: Risk coverage* continued

Risk type	Definition	Features	How the Group managed risk and the focus in 2012
Business risk	The risk of losses as a result of adverse variance in the Group’s revenues and/or costs relative to its business plan and strategy.
May be caused by internal factors such as volatility in pricing, sales volumes and input costs, and/or by external factors such as exposure to macroeconomic, regulatory and industry risks.

Influenced by other risks the Group faces that may contribute to adverse changes in revenues and/or costs, were these risks to crystallise.

The Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives. Business risk is identified, measured and managed through the Group’s planning cycles and performance management processes.

The Group operates a rolling forecast process which identifies projected changes in, or risks to, operating profit and ensures appropriate action is taken.

The management of business risk lies primarily with divisions, with oversight at the Group level led by Finance.

During 2012, the Group continued to de-risk its balance sheet and to shrink its more volatile Markets business. The Group has further enhanced its scenario modelling to better understand potential threats to earnings and, to develop appropriate contingency plans.

Refer to page 130.

Pension risk
The risk arising from the Group’s contractual liabilities to or with respect to its defined benefit pension schemes, as well as the risk that it will have to make additional contributions to such schemes.
Funding position can be volatile due to the uncertainty of future investment returns and the projected value of schemes’ liabilities.
The Group manages the risk it faces as a sponsor of its defined pension schemes using a framework that encompasses risk reporting and monitoring, stress testing, modelling and an associated governance structure. This helps ensure the Group is able to fulfil its obligation to support the defined benefit pension schemes to which it has exposure.

In 2012, the RBS Group focused on enhancing its pension risk management and modelling systems and implementing a RBS Group pension risk policy standard.

Refer to pages 131 and 132.

Each risk type maps into the RBS Group’s risk appetite framework and contributes to the overall achievement of its strategic objectives with underlying frameworks and limits. The key frameworks and developments over the past year are described in the relevant sections of the following pages.

*unaudited

Financial review Risk and balance sheet management continued

Capital management
31	Introduction
31	Governance and approach
32	Capital ratios
33	Capital resources
33	Flow statement (Basel 2.5)
34	Components of capital (Basel 2.5)
35	Looking forward
35	Basel III
35	Model changes
35	Other regulatory capital changes
35	European Banking Authority (EBA) recommendation

Capital management
Introduction*
The RBS Group aims to maintain an appropriate level of capital in each legal entity to meet its business needs and regulatory requirements, and the RBS Group operates within an agreed risk appetite.

The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring that sufficient capital is maintained to uphold investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

Governance and approach*
The RBS Group Asset and Liability Management Committee (GALCO) is responsible for ensuring the RBS Group maintains adequate capital at all times and reviews the plans and outcomes for all the major legal entities of the RBS Group. The Capital and Stress Testing Committee (CAST) is a cross-functional body driving and directing integrated risk capital activities including determination of the amount of capital should be held, how and where capital is allocated and planning for actions that would ensure that an adequate capital position would be maintained in a stressed environment. These activities have linkages to capital planning, risk appetite and regulatory change. CAST reports through GALCO and comprises senior representatives from Risk Management, Group Finance and Group Treasury.

Determining appropriate capital*
The minimum regulatory capital requirements are identified by the RBS Group through the Internal Capital Adequacy Assessment Process and then agreed between the RBS Group Board and the appropriate supervisory authority. This process includes determination of the target ratios for the regulated entities of the RBS Group including NatWest Group.

The RBS Group’s own determination of how much capital is sufficient is derived from the desired credit rating level, risk appetite and reflects the current and emerging regulatory requirements of the RBS Group.

The RBS Group identifies the management and recovery actions that could be applied to manage the capital position in stress environments. These form an important part of the capital management approach and the contingency planning arrangements, complementing the established buffers.

Monitoring and maintenance*
Based on these determinations, which are continually reassessed, the RBS Group aims to maintain capital adequacy, both at RBS Group level and in each regulated entity.

The RBS Group operates a rigorous capital planning process aimed at ensuring the capital position is controlled within the agreed parameters. This incorporates regular re-forecasts of the capital positions of the regulated entities and the RBS Group. In the event that the projected position might deteriorate beyond acceptable levels, the RBS Group would issue further capital and/or revise business plans accordingly.

Stress testing approaches are used to determine the level of capital required to ensure the RBS Group expects to remain adequately capitalised

Capital allocation*
Capital resources are allocated to the NatWest Group’s businesses based on key performance parameters agreed by the RBS Group Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against target returns set by the RBS Group Board. The allocations also reflect strategic priorities, the intensity of regulatory capital use and the usage of other key resources such as balance sheet funding and liquidity at RBS Group and legal entity level.

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

The divisions use return on capital metrics when making pricing decisions on products and transactions to ensure customer activity is appropriately aligned with Group and divisional targets and allocations.

The Financial Services Authority (FSA) uses the risk asset ratio as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks). By international agreement, the risk asset ratios should not be less than 8% with a Tier 1 component of not less than 4%.

*unaudited

Financial review Risk and balance sheet management continued

Capital ratios*
NatWest Group's capital, RWAs and risk asset ratios, calculated in accordance with FSA definitions, are set out below.

Capital	2012 £bn	2011 £bn	2010 £bn
Core Tier 1	18.1	13.2	12.4
Tier 1	19.7	15.0	14.1
Total	23.9	18.8	17.4

Risk-weighted assets by risk	2012 £bn	2011 £bn	2010 £bn
Credit risk
- non-counterparty	102.1	97.2	105.3
- counterparty	5.0	7.0	3.1
Market risk	10.4	13.0	8.4
Operational risk	14.3	15.4	14.5
	131.8	132.6	131.3

Risk asset ratios	%	%	%
Core Tier 1	13.8	10.0	9.5
Tier 1	14.9	11.3	10.7
Total	18.2	14.2	13.2

Key points
•	Core Tier 1 capital ratio improved from 10.0% at the end of 2011 to 13.8% primarily reflecting capital injection from the holding company.

•	RWAs were marginally lower with increases in non-counterparty credit risk being offset by decreases in market risk, counterparty credit risk and operational risk.

•	Non-counterparty credit risk RWAs increased by £4.9 billion primarily reflecting the transfer of the residential mortgage portfolio from NatWest Home Loans, partially offset by risk reduction.

•	Market risk RWAs decreased reflecting risk reduction.

*unaudited

Capital management continued
Capital resources*
Flow statement (Basel 2.5)
The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital during the year.

Core Tier 1 capital	2012 £m
At 1 January 2012	13,241
Capital contribution from parent undertaking	8,050
Attributable loss	(3,276)
Foreign exchange reserve movements	(223)
Decrease in non-controlling interests	(2)
Decrease in capital deductions	459
Decrease in goodwill and intangibles	76
Other movements	(182)
At 31 December 2012	18,143

Other Tier 1 capital
At 1 January 2012	1,771
Foreign exchange movements	(20)
Decrease in Tier 1 deductions	(231)
At 31 December 2012	1,520

Tier 2 capital
At 1 January 2012	4,112
Dated subordinated debt redeemed/matured	(289)
Foreign exchange movements	(54)
Decrease in capital deductions	594
Other movements	(45)
At 31 December 2012	4,318

Supervisory deductions
At 1 January 2012	(288)
Decrease in deductions	232
At 31 December 2012	(56)

Total regulatory capital at 31 December 2012	23,925

*unaudited

Financial review Risk and balance sheet management continued
Components of capital (Basel 2.5)*
The Group’s regulatory capital resources in accordance with FSA definitions were as follows:

	2012 £m	2011 £m	2010 £m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	20,700	16,135	15,054

Non-controlling interests
Non-controlling interests per balance sheet	1,257	1,272	1,315
Non-controlling preference shares	(1,164)	(1,177)	(1,192)
	93	95	123

Regulatory adjustments and deductions
Unrealised losses/(gains) on AFS debt securities	2	(1)	(9)
Unrealised gains on AFS equity shares	(23)	(4)	—
Cash flow hedging reserve	10	14	15
Other adjustments for regulatory purposes	(165)	11	3
Goodwill and other intangible assets	(736)	(812)	(683)
50% excess of expected losses over impairment provisions (net of tax)	(1,407)	(1,773)	(1,254)
50% of securitisation positions	(331)	(424)	(829)
	(2,650)	(2,989)	(2,757)

Core Tier 1 capital	18,143	13,241	12,420

Other Tier 1 capital
Preference shares - debt	286	293	292
Non-controlling preference shares	1,164	1,177	1,192
	1,450	1,470	1,484

Tier 1 deductions
50% of material holdings	(387)	(339)	(333)
Tax on excess of expected losses over impairment provisions	457	640	500
	70	301	167

Total Tier 1 capital	19,663	15,012	14,071

Qualifying Tier 2 capital
Undated subordinated debt	2,265	2,290	1,597
Dated subordinated debt, net of amortisation	4,612	4,989	4,931
Unrealised gains on AFS equity shares	23	4	—
Collectively assessed impairment provisions	—	5	4
	6,900	7,288	6,532

Tier 2 deductions
50% of securitisation positions	(331)	(424)	(829)
50% excess of expected losses over impairment provisions	(1,864)	(2,413)	(1,754)
50% of material holdings	(387)	(339)	(333)
	(2,582)	(3,176)	(2,916)

Total Tier 2 capital	4,318	4,112	3,616

Supervisory deductions
Unconsolidated investments	—	(111)	(116)
Other deductions	(56)	(177)	(177)
	(56)	(288)	(293)

Total regulatory capital	23,925	18,836	17,394

*unaudited

Capital management continued
Looking forward
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

The new capital requirements regulation and capital requirements directive that implement Basel III proposals within the European Union (EU) (collectively known as CRD IV) are in two parts, Capital Requirements Directive (CRD) and the Capital Requirements Regulation. Further technical detail will be provided by the European Banking Authority through its Implementing Technical Standards and Regulatory Technical Standards.

The European Parliament approved both the CRD IV Directive and the Regulation in April 2013. There are some practical matters to be completed prior to publication in the Official Journal, due by the end of June to allow for a start date of 1 January 2014.

CRD IV and Basel III will impose a minimum common equity Tier 1 (CET1) ratio of 4.5% of RWAs. There are three buffers which will affect the RBS Group: the capital conservation buffer(1); the counter-cyclical capital buffer(2) (up to 2.5% of RWAs), to be applied when macro-economic conditions indicate areas of the economy are over-heating; and the Global-Systemically Important Bank (G-SIB) buffer(3), leading to an additional common equity Tier 1 requirement of 4% and a total common equity Tier 1 ratio of 8.5%. The regulatory target capital requirements will be phased in and are expected to apply in full from 1 January 2019.

The changes in the definition of regulatory capital under CRD IV and the capital ratios will be subject to transitional rules:

•	The increase in the minimum capital ratios and the new buffer requirements will be phased in over the five years from implementation of the CRD IV;

•
The application of the regulatory deductions and adjustments at the level of common equity, including the new deduction for deferred tax assets, will also be phased in over the five years from implementation; the current adjustment for unrealised gains and losses on available-for-sale securities will be phased out; and

•	Subordinated debt instruments which do not meet the new eligibility criteria will be will be grandfathered on a reducing basis over ten years.

The RBS Group is well advanced in its preparations to comply with the new requirements based on the draft rules. Given the phasing of both capital requirements and target levels, in advance of needing to comply with the fully loaded end state requirements, the RBS Group will have the opportunity to continue to generate additional capital from earnings and take management actions to mitigate the impact of CRD IV. It is not yet clear how the rules will apply to legal entities within the Group in terms of operation of buffers and target ratios.

The estimated impact on NatWest Group RWA at the end of 2012 is c.£10 billion on a fully loaded basis.(4)

The actual impact of CRD IV on capital may be materially different as the requirements and related technical standards have not yet been finalised and will ultimately be subject to application by local regulators. The actual impact will also be dependent on required regulatory approvals and the extent to which further management action is taken prior to implementation.

Model changes
The RBS Group, in conjunction with the FSA, regularly evaluates its models for the assessment of RWAs ascribed to credit risk (including counterparty risk) across various classes. This includes implementing changes to RWA requirements for commercial real estate portfolios consistent with revised industry guidance from the FSA. The changes to NatWest Group RWA resulting from model changes during 2012 have increased RWA requirements by c.£8 billion, of which £5 billion relates to property guidance. Further uplifts are expected in 2013 totalling c.£3 billion to £5 billion.

Other regulatory capital changes*
The RBS Group is managing the changes to capital requirements from new regulation and model changes and the resulting impact on the common equity Tier 1 ratio, focusing on risk reduction and deleveraging. This is principally being achieved through the continued run-off and disposal of Non-Core assets and deleveraging in Markets, as the business focuses on the most productive returns on capital.

European Banking Authority (EBA) recommendation
The EBA issued a recommendation in 2011 that the national regulators should ensure that credit institutions build up a temporary capital buffer to reach a 9% Core Tier 1 ratio by 30 June 2012 (‘the recapitalisation of EU banks’). In its final report on the recapitalisation exercise in October 2012, the EBA stated that once the CRD IV is finally adopted, the 2011 recommendation would be replaced with a new recommendation. The new recommendation will include the requirement for banks to maintain a nominal amount of Core Tier 1 capital as defined by the EBA for the 2011 stress test and recapitalisation recommendation) corresponding to the amount of 9% of the RWAs at 30 June 2012. RBS Group does not expect the potential floor to become a limiting factor.

Notes:
(1)
The capital conservation buffer is set at 2.5% of RWAs and is intended to be available in periods of stress. Drawing on the buffer would lead to a corresponding reduction in the ability to make discretionary payments such as dividends and variable compensation.

(2)
The counter-cyclical buffer is institution specific and depends on the RBS Group's geographical footprint and the macroeconomic conditions pertaining in the individual countries in which the RBS Group operates. As there is a time lag involved in determining this ratio, it has been assumed that it will be zero for the time being.

(3)
The G-SIB buffer is dependent on the regulatory assessment of the RBS Group. RBS Group has been provisionally assessed as requiring additional CET1 of 1.5% in the list published by the Financial Stability Board (FSB) on 1 November 2012. The FSB list is updated annually. The actual requirement will be phased in from 2016, initially for those banks identified (in the list) as G-SIBs in November 2014.

(4)
Based on the following principal assumptions: (i) deductions for financial holdings of less than 10% of CET1 capital have been excluded pending the finalisation of CRD IV rules (ii) RWA uplifts assume approval of all regulatory models and completion of planned management actions (iii) RWA uplifts include the impact of credit valuation adjustments (CVA) and asset valuation correlation on banks and central clearing counterparties (iv) EU corporates, pension funds and sovereigns are assumed to be exempt from CVA volatility charge in calculating RWA impacts. (v) includes securitisation positions after planned business reductions (vi) includes methodology changes that take effect immediately on CRD IV implementation.

*unaudited

Financial review Risk and balance sheet management continued

Liquidity, funding and related risks
37	Introduction
37	Liquidity risk
37	Stress testing
38	Contingency planning
38	Liquidity reserves
38	Regulatory oversight
39	Funding risk
39	Funding sources
39	Liquidity and funding risk: Analyses
39	Funding sources
40	- Notes issued
40	- Deposit and repo funding
40	- Customer loan:deposit ratio and funding surplus
41	Encumbrance
43	Non-traded interest rate risk
43	- Introduction and methodology
43	- Analyses
43	Value-at-risk
44	Currency risk
44	- Structural foreign currency exposures

Liquidity, funding and related risks
Introduction
Liquidity risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. Liquidity risk is highly dependent on company specific characteristics such as the maturity profile and composition of the Group’s assets and liabilities, the quality and marketable value of its liquidity buffer and broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

Safety and soundness of the balance sheet is one of the central pillars of the RBS Group’s restructuring strategy. Effective management of liquidity risk is central to the safety and soundness agenda. The RBS Group’s experiences in 2008 have heavily influenced both the RBS Group’s and other stakeholders’ approach to this area.

Liquidity risk
The RBS Group has in place a comprehensive set of policies to manage liquidity risk that reflects internal risk appetite, best market practice and complies with prevailing regulatory strictures. These policies have been comprehensively updated since 2008 reflecting:

•	the RBS Group’s experiences in 2008 and 2009;

•	the RBS Group’s restructuring plan and revised risk appetite and framework;

•	regulatory developments and enhancements;

•	ongoing instability in global financial markets; and

•	more conservative expectations from the RBS Group’s various stakeholders.

These policies are designed to address three broad issues which ensure that:

•	the RBS Group’s main legal entities maintain adequate liquidity resources at all times to meet liabilities as and when they fall due;

•	the RBS Group maintains an adequate liquidity buffer appropriate to the business activities of the RBS Group and its risk profile; and

•	the RBS Group has in place robust strategies, policies, systems and procedures for identifying, measuring, monitoring and managing liquidity risk.

At its simplest, these policies and the governance and actions they mandate, determine the sources of liquidity risk and the steps the RBS Group can take when these risks exceed certain tolerances which are actively monitored. These include not only when and how to use the RBS Group’s liquidity buffer but also what other adjustments to the RBS Group’s balance sheet could be undertaken to manage these risks within RBS Group appetite.

These policies are reviewed at least annually or sooner if the RBS Group’s own liquidity position changes or if market conditions and/or regulatory rules warrant further amendment or refinement.

During 2012, the Group’s liquidity risk management was tested by two different events, the lowering of the RBS Group’s credit rating and the technology incident. These two events highlight the variety of circumstances and events through which liquidity risk can materialise.

In the case of the credit rating downgrade by Moody’s, the RBS Group was given adequate notice to plan for such an outcome and challenge Moody’s analytical approach. Potential or actual changes in the RBS Group’s or any of its subsidiaries ratings prompt an intensive internal review of the likelihood and magnitude of such an outcome on customer and counterparty behaviours. These include stress testing and scenario modelling. This analysis was reviewed internally and shared with the FSA. There was very limited impact on customer or counterparty behaviour.

Conversely, the technology event could not be foreseen and whilst similar steps to understand the full impact needed to be taken, the process was performed under a vastly compacted timeframe. Both events have demonstrated the considerable progress the Group has made in addressing the sources of liquidity risk and mitigating any impacts, real or reputational.

Stress testing*
The strength of any bank’s liquidity risk management can only be evaluated on the Group’s ability to survive under stress.

Simulated liquidity stress testing is regularly performed for each business as well as the major operating subsidiaries. Stress tests are designed to look at the impact of a variety of firm-specific and market-related scenarios on the future adequacy of the RBS Group’s liquidity resources. Stress tests can be run at any time in response to the emergence of one of these risks.

Scenarios include assumptions about significant changes in key funding sources, external credit ratings, contingent uses of funding, and political and economic conditions or events in particular countries. For example, during 2012 the RBS Group undertook a specific series of stress tests to assess the likely worst case impact associated with a one notch downgrade to the RBS Group’s credit rating by Moody’s. Stress scenarios are applied to both on-balance sheet instruments and off-balance sheet activities, to provide a comprehensive view of potential cash flows.

In determining the adequacy of the Group’s liquidity resources the Group focuses on the stressed outflows it could be anticipated to experience as a result of any stress scenario occurring. These outflows are measured as occurring over certain time periods which extend from any given day out to two weeks, to as long as three months. The Group is expected to be able to withstand these stressed outflows through its own resources (principally the use of the liquidity buffer) over these time horizons without having to revert to extraordinary central bank or governmental assistance.

*unaudited

Financial review Risk and balance sheet management continued

The RBS Group’s actual experiences from the 2008 and 2009 period have factored heavily into the liquidity analysis in the past, although more recent market conditions and events provide more up-to-date data for scenario modelling. Stress tests are augmented from time to time to reflect firm-specific or emerging market risks that could have a material impact on the RBS Group’s liquidity position.

The Group’s liquidity risk appetite is measured by reference to the liquidity buffer as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios as envisaged under the FSA regime. Liquidity risk is expressed as a surplus of liquid assets over three months’ stressed outflows under the worst of a market-wide stress, an idiosyncratic stress and a combination of both.

The results of stress testing are an active part of management and strategy in balance sheet management and inform allocation, target and limit discussions. In short, limits in the business-as-usual environment are bounded by capacity to satisfy the Group’s liquidity needs in the stress environments.

Key liquidity risk stress testing assumptions

•
Net wholesale funding - Outflows at contractual maturity of wholesale funding and conduit commercial paper, with no rollover/new issuance. Prime Brokerage, 100% loss of excess client derivative margin and 100% loss of excess client cash.

•	Secured financing and increased haircuts - Loss of secured funding capacity at contractual maturity date and incremental haircut widening, depending upon collateral type.

•	Retail and commercial bank deposits - Substantial outflows as the Group could be seen as a greater credit risk than competitors.

•
Intra-day cashflows - Liquid collateral held against intra-day requirement at clearing and payment systems is regarded as encumbered with no liquidity value assumed. Liquid collateral is held against withdrawal of unsecured intra-day lines provided by third parties.

•	Intra-group commitments and support - Risk of cash within subsidiaries becoming unavailable to the wider RBS Group and contingent calls for funding on Group Treasury from subsidiaries and affiliates.

•	Funding concentrations - Additional outflows recognised against concentration of providers of wholesale secured financing.

•
Off-balance sheet activities - Collateral outflows due to market movements, and all collateral owed by the RBS Group to counterparties but not yet called; anticipated increase in firm’s derivative initial margin requirement in stress scenarios; collateral outflows contingent upon a multi-notch credit rating downgrade of RBS Group firms; drawdown on committed facilities provided to corporates, based on counterparty type, creditworthiness and facility type; and drawdown on retail commitments.

•
Franchise viability - RBS Group liquidity stress testing includes additional liquidity in order to meet outflows that are non-contractual in nature, but are necessary in order to support valuable franchise businesses.

•
Management action - Unencumbered marketable assets that are held outside of the Core liquidity buffer and are of verifiable liquidity value to the firm, are assumed to be monetised (subject to haircut/valuation adjustment).

Contingency planning
The RBS Group has a Contingency Funding Plan (CFP), which is updated as the balance sheet evolves and forms the basis of analysis and actions to remediate adverse circumstances as and if they arise. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to the RBS Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented processes for actions that may be required to meet the outflows. Roles and responsibilities for the effective implementation of the CFP are also documented.

Liquidity reserves
Liquidity risks are mitigated by the RBS Group’s centrally managed liquidity buffer. The size of the reserve is an output from internal modelling and the FSA’s Individual Liquidity Guidance. The majority of the portfolio is held in the FSA regulated UK Defined Liquidity Group (UK DLG) comprising the RBS Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company.

Certain of the RBS Group's significant operating subsidiaries including Ulster Bank Ireland Limited, hold locally managed portfolios of liquid assets that comply with local regulations but may differ with FSA rules. These portfolios are the responsibility of the local Treasurer who reports to the Group Treasurer.

Regulatory oversight
The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

The Group’s lead regulator is the UK Financial Services Authority (FSA). The FSA implemented a new liquidity regime as documented in PS 09/16, on 1 June 2010. The new rules provide a standardised approach applied to all UK banks and all building societies as well as branches and subsidiaries of foreign financial firms. The rules focus on the UK DLG and cover adequacy of liquidity resources, controls, stress testing and the Individual Liquidity Adequacy Assessment.

*unaudited

Liquidity risk continued
Funding risk
As noted earlier, the RBS Group actively participates in the broader international debate and process regarding further reform and refinement of liquidity risk oversight and policies, and will seek to adopt commonly agreed upon measures where there is consistent alignment between domestic and international regulators.

Funding sources
The Group has access to a variety of wholesale funding sources across the globe, including short-term money markets and term debt investors through its secured and unsecured funding programmes. These sources of funding are complementary to the Group’s customer deposit gathering activities.

Diversity in funding is provided by its active role in the money markets, along with access to global capital flows through the RBS Group’s international client base. These funding programmes allow the RBS Group (or its subsidiaries) to issue secured or unsecured, senior or subordinated securities. Over time the RBS Group’s wholesale funding franchise has been diversified by currency, geography, maturity and type.

The RBS Group accesses the market directly or through one of its main operating subsidiaries through established funding programmes. The use of different entities to access the market from time to time allows the RBS Group to further diversify its funding profile, take advantage of different benefits offered by using these entities, and in certain limited circumstances demonstrate to regulators that specific operating subsidiaries enjoy market access in their own right. This flexibility will become increasingly important in the future as the RBS Group moves towards complying with the Independent Commission on Banking recommendations.

Liquidity and funding risk: Analyses
Funding sources
The table below shows NatWest Group’s principal funding sources excluding repurchase agreements.

	2012			2011			2010
	Third party	Amounts due to holding company and fellow subsidiaries	Total	Third party	Amounts due to holding company and fellow subsidiaries	Total	Third party	Amounts due to holding company and fellow subsidiaries	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deposits by banks	3,647	43,791	47,438	4,590	39,971	44,561	3,390	40,343	43,733

Debt securities in issue
commercial paper (CP)	712	—	712	709	—	709	1,234	—	1,234
certificates of deposit (CDs)	37	—	37	58	—	58	285	—	285
medium-term notes (MTNs)	—	—	—	—	—	—	1,293	—	1,293
securitisations	3,217	—	3,217	3,472	—	3,472	5,450	—	5,450
	3,966	—	3,966	4,239	—	4,239	8,262	—	8,262
Subordinated liabilities	1,847	5,780	7,627	1,888	6,114	8,002	2,340	5,243	7,583
Notes issued	5,813	5,780	11,593	6,127	6,114	12,241	10,602	5,243	15,845
Wholesale funding	9,460	49,571	59,031	10,717	46,085	56,802	13,992	45,586	59,578
Customer deposits	213,695	5,897	219,592	202,003	3,634	205,637	196,518	4,173	200,691
Total funding	223,155	55,468	278,623	212,720	49,719	262,439	210,510	49,759	260,269

Financial review Risk and balance sheet management continued

Notes issued
The table below shows NatWest Group’s debt securities in issue and subordinated liabilities by residual maturity.

	Debt securities in issue	Subordinated liabilities			Total
	Third party	Third party	Inter Group	Total	Third party	Inter Group	Total
	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	744	28	13	41	772	13	785
1-3 years	5	315	419	734	320	419	739
More than 5 years	3,217	1,504	5,348	6,852	4,721	5,348	10,069
	3,966	1,847	5,780	7,627	5,813	5,780	11,593

2011
Less than 1 year	752	31	15	46	783	15	798
1-3 years	15	—	388	388	15	388	403
3-5 years	—	321	—	321	321	—	321
More than 5 years	3,472	1,536	5,711	7,247	5,008	5,711	10,719
	4,239	1,888	6,114	8,002	6,127	6,114	12,241

2010
Less than 1 year	2,799	468	207	675	3,267	207	3,474
1-3 years	15	—	—	—	15	—	15
3-5 years	—	326	—	326	326	—	326
More than 5 years	5,448	1,546	5,036	6,582	6,994	5,036	12,030
	8,262	2,340	5,243	7,583	10,602	5,243	15,845

Deposit and repo funding
The table below shows the composition of NatWest Group’s deposits excluding repos and repo funding.

	Deposits			Repos	Total
	Third party	Inter Group	Total	Third party	Third party	Inter Group	Total
2012	£m	£m	£m	£m	£m	£m	£m
Financial institutions
- central and other banks	3,647	43,791	47,438	10,746	14,393	43,791	58,184
- other financial institutions	13,778	5,897	19,675	44,395	58,173	5,897	64,070
Personal and corporate deposits	199,917	—	199,917	—	199,917	—	199,917
	217,342	49,688	267,030	55,141	272,483	49,688	322,171

2011
Financial institutions
- central and other banks	4,590	39,971	44,561	10,168	14,758	39,971	54,729
- other financial institutions	12,667	3,634	16,301	49,073	61,740	3,634	65,374
Personal and corporate deposits	189,336	—	189,336	—	189,336	—	189,336
	206,593	43,605	250,198	59,241	265,834	43,605	309,439

Customer loan:deposit ratio and funding surplus
The table below shows loans, deposits, customer loan:deposit ratio (LDR) and customer funding surplus, excluding inter Group balances.

	Loans (1) £m	Deposits (2) £m	LDR (3) %	Funding surplus (3) £m
2012	168,633	213,695	79	45,062
2011	117,612	202,003	58	84,391
2010	129,798	196,518	66	66,720

Notes:
(1)	Loans and advances to customers excludes reverse repurchase agreements and stock borrowing and amounts due from holding company and fellow subsidiaries.
(2)	Excludes repurchase agreements, stock lending and amounts due to holding company and fellow subsidiaries.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.

Liquidity and funding risk: Analyses continued
Encumbrance
The Group reviews all assets against the criteria of being able to finance them in a secured form (encumbrance) but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

From time to time the Group encumbers assets to serve as collateral to support certain wholesale funding initiatives. The three principal forms of encumbrance are own asset securitisations, covered bonds and securities repurchase agreements.

The Group categorises its assets into three broad groups; assets that are:
•	already encumbered and used to support funding currently in place via own asset securitisations, covered bonds and securities repurchase agreements.

•	not currently encumbered but can for instance be used to access funding from market counterparties or central bank facilities as part of the Group’s contingency funding.

•
not currently encumbered. In this category, the Group has in place an enablement programme which seeks to identify assets which are capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not impacting customer relationships or servicing.

The Group’s encumbrance ratios are set out below.

	2012	2011
Encumbrance ratios	%	%
Total	30	28
Excluding balances relating to derivative transactions	30	28
Excluding balances relating to derivative and securities financing transactions	21	15

Own-asset securitisations
The Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote special purpose entities (SPEs) funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by the Group and these SPEs are consolidated and all of the transferred assets retained on the Group’s balance sheet. In some own-asset securitisations, the Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks. The following table shows the asset categories together with the carrying amounts of the assets and associated liabilities, for both own-asset securitisations where the debt securities issued are held by third parties and those where the debt securities issued are held by the Group.

Covered bond programme
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans, the partnerships are consolidated, the loans retained on the Group’s balance sheet and the related covered bonds in issue included within debt securities in issue. The following table shows the asset categories and the carrying amounts of those assets and of the covered bonds issued.

Securities repurchase agreements and lending transactions
The Group enters into securities repurchase agreements and securities lending transactions (repos) under which it transfers securities in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction. Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (which is equivalent to the carrying value) of securities transferred under such repurchase transactions included within debt securities on the balance sheet are set out below. All of these securities could be sold or repledged by the holder.

Financial review Risk and balance sheet management continued

Assets encumbrance

	Encumbered assets relating to:								Balances with holding company and fellow subsidiaries
	Debt securities in issue
	Securitisations and conduits	Covered bonds (1)	Secured borrowings	Total encumbered assets	Encumbered assets as a % of related total assets	Liquidity portfolio	Other	Total third party		Total
2012	£bn	£bn	£bn	£bn		£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	—	—	—	—	—	—	2.3	2.3	—	2.3
Loans and advances to banks (2)	—	—	—	—	—	—	5.2	5.2	125.1	130.3
Loans and advances to customers (2)
- UK residential mortgages	7.6	13.0	—	20.6	30	37.5	10.5	68.6	—	68.6
- Irish residential mortgages	10.6	—	1.8	12.4	73	—	4.5	16.9	—	16.9
- US residential mortgages	—	—	—	—	—	—	0.5	0.5	—	0.5
- UK credit cards	1.9	—	—	1.9	49	—	2.0	3.9	—	3.9
- UK personal loans	3.4	—	—	3.4	60	—	2.3	5.7	—	5.7
- other	7.1	—	—	7.1	10	—	65.9	73.0	3.1	76.1
Debt securities	—	—	28.0	28.0	86	—	4.4	32.4	2.5	34.9
Equity shares	—	—	—	—	—	—	0.9	0.9	—	0.9
	30.6	13.0	29.8	73.4		37.5	98.5	209.4	130.7	340.1

Liabilities secured
Inter Group - other	(9.0)	—	—	(9.0)
Third party (3)	(3.2)	—	(55.1)	(58.3)
	(12.2)	—	(55.1)	(67.3)

Total assets				247
Total assets excluding derivatives				244
Total assets excluding derivatives and reverse repos				217

Notes:
(1)	Encumbered in relation to debt securities issued by the Royal Bank.
(2)	Excludes reverse repos.
(3)	In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Liquidity and funding risk: Analyses continued
Non-traded interest rate risk
Introduction and methodology
Non-traded interest rate risk impacts earnings arising from the Group’s banking activities. This excludes positions in financial instruments which are classified as held-for-trading, or hedging items.

The Group provides a range of financial products to meet a variety of customer requirements. These products differ with regard to repricing frequency, tenor, indexation, prepayments, optionality and other features. When aggregated, they form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates.

Mismatches in these sensitivities give rise to net interest income (NII) volatility as interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its net interest income rise, as interest rates rise and fall as rates decline. Due to the long-term nature of many banking book portfolios, varied interest rate repricing characteristics and maturities, it is likely the NII will vary from period to period, even if interest rates remain the same. New business volumes originated in any period, will alter the interest rate sensitivity of a bank if the resulting portfolio differs from portfolios originated in prior periods.

The RBS Group policy is to manage interest rate sensitivity in banking book portfolios within defined risk limits. With the exception of Markets, interest rate risk is transferred from the divisions to RBS Group Treasury. Aggregate positions are then hedged externally using cash and derivative instruments, primarily interest rate swaps, to manage exposures within RBS Group Asset and Liability Management Committee (GALCO) approved limits.

The RBS Group assesses interest rate risk in the banking book (IRRBB) using a set of standards to define, measure and report the risk. These standards incorporate the expected divergence between contractual terms and the actual behaviour of fixed rate loan portfolios due to refinancing incentives and the risks associated with structural hedges of interest rate insensitive balances, which relates to the stability of the underlying portfolio.

Key measures used to evaluate IRRBB are subject to approval by divisional Asset and Liability Management Committees (ALCOs) and GALCO. Limits on IRRBB are proposed by the RBS Group Treasurer for approval by the Executive Risk Forum annually. Residual risk positions are reported on a regular basis to divisional ALCOs and monthly to the RBS Group Balance Sheet Management Committee, GALCO, the Executive Risk Forum and the RBS Group Board.

The RBS Group uses a variety of approaches to quantify its interest rate risk encompassing both earnings and value metrics. IRRBB is measured using a version of the same value-at-risk (VaR) methodology that is used for the Group’s trading portfolios. Net interest income exposures are measured in terms of earnings sensitivity over time against movements in interest rates.

Analyses
Value-at-risk
VaR metrics are based on interest rate repricing gap reports as at the reporting date. These incorporate customer products and associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

The VaR does not provide a dynamic measurement of interest rate risk since static underlying repricing gap positions are assumed. Changes in customer behaviour under varying interest rate scenarios are captured by way of earnings risk measures. IRRBB VaR for the NatWest Group’s Retail and Commercial banking activities at 99% confidence level and currency analysis of period end VaR were as follows:

	Average £m	Period end £m	Maximum £m	Minimum £m
2012	124	102	144	85
2011	71	112	112	32
2010	42	38	49	33

Key points

•	Interest rate VaR in 2012 was higher on average than in 2011, mainly due to increased net free reserves (equity and indefinite maturity low or non-interest bearing product liabilities),

•	It is estimated that the change to the Group’s VaR methodology reduced reported VaR by £28 million (23%) on implementation in November.

Financial review Risk and balance sheet management continued

Currency risk
Structural foreign currency exposures
The Group does not maintain material non-traded open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding.

The table below shows the NatWest Group’s structural foreign currency exposures.

2012	Net investments in foreign operations £m	Net investment hedges £m	Other related currency borrowings £m	Structural foreign currency exposures £m
US dollar	4,037	(793)	—	3,244
Euro	6,988	—	—	6,988
Swiss franc	1,122	—	—	1,122
Other non-sterling	10	(10)	—	—
	12,157	(803)	—	11,354

2011
US dollar	3,699	(576)	—	3,123
Euro	5,910	(101)	—	5,809
Swiss franc	1,108	—	—	1,108
Other non-sterling	11	(11)	—	—
	10,728	(688)	—	10,040

2010
US dollar	3,458	(340)	—	3,118
Euro	4,861	(430)	(1,293)	3,138
Swiss franc	1,122	—	—	1,122
Other non-sterling	11	(11)	—	—
	9,452	(781)	(1,293)	7,378

Key points

•
The Group’s structural foreign currency exposure at 31 December 2012 was £11.4 billion, £1.3 billion higher than the position at the end of 2011, due mainly to increases in net euro investments and redemption of related currency borrowings.

•
Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £0.6 billion (2011 - £0.5 billion; 2010 - £0.4 billion) in equity, while a 5% weakening would result in a loss of £0.5 billion (2011 - £0.5 billion; 2010 - £0.4 billion) in equity.

Credit risk
46	Introduction
46	Top and emerging credit risks
47	Objectives, organisation and governance
47	Credit risk management framework
47	- Risk appetite and concentration risk management
48	- Product/asset class
48	- Sector concentration
48	- Single-name concentration
49	- Country
49	Controls and assurance
49	Credit risk measurement
49	- Probability of default/customer credit grade
49	- Exposure at default models
50	- Loss given default models
50	- Changes to wholesale credit risk models
50	Credit risk mitigation
50	- Approaches and methodologies
51	- Residential mortgages
52	Early problem identification and problem debt management
52	Wholesale customers
52	- Early problem recognition
52	- Watchlist
53	- Global Restructuring Group
53	- Wholesale renegotiations
54	Wholesale renegotiations during the year by sector
55	Provisioning for wholesale renegotiated customers
55	Recoveries and active insolvency management
56	- Retail customers
56	Collections and recoveries
56	Retail forbearance
56	Identification of forbearance
56	Types of retail forbearance
56	Arrears status and provisions
57	Forbearance arrangements
58	Provisioning for retail customers
59	Ulster Bank Group (Core and Non-Core)

Financial review Risk and balance sheet management continued

Credit risk
Introduction
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts. The credit risk that the Group faces arises mainly from wholesale and retail lending, provision of contingent obligations (such as letters of credit and guarantees) and counterparty credit risk arising from derivative contracts and securities financing transactions entered into with customers. Other material risks covered by the Group’s credit risk management framework are:

•	Concentration risk - the risk of an outsized loss due to the concentration of credit risk to a specific asset class or product, industry sector, customer or counterparty, or country.

•	Settlement risk - the intra-day risk that arises when the Group releases funds prior to confirmed receipt of value from a third party.

•	Issuer risk - the risk of loss on a tradable instrument (e.g. a bond) due to default by the issuer.

•	Wrong way risk - the risk of loss that arises when the risk factors driving the exposure to a counterparty are positively correlated with the probability of default for that counterparty.

•
Credit mitigation risk - the risk that credit risk mitigation (for example, taking a legal charge over property to secure a customer loan) is not enforceable or that the value of such mitigation decreases, thus leading to unanticipated losses.

Top and emerging credit risks*
The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment. The Group therefore remains sensitive to the economic conditions within the geographies in which it operates, in particular the UK, Ireland, the US and the eurozone.

The following credit risks continue to be the focus of management attention.

Irish property market
The continuing challenging economic climate within Ireland has resulted in impairment levels for Irish portfolios remaining at elevated levels. In particular, high unemployment, austerity measures and general economic uncertainty have reduced real estate lease rentals. This, together with limited liquidity, has depressed asset values and reduced consumer spending with a consequent downward impact on the commercial real estate portfolio as well as broader impacts on Ulster Bank Group’s mortgage and small and medium enterprise (SME) lending portfolios. Further details on Ulster Bank Group’s credit risk profile can be found on pages 59 to 63.

Commercial real estate
While progress has been made in reducing the overall exposure and rebalancing the portfolio, commercial real estate remains a key credit concentration risk for the Group. The Group has continued to strengthen its approach to managing sector concentration risk, with a particular focus on additional controls for the commercial real estate portfolio.

However, the credit performance remains sensitive to the economic environment in the UK and Ireland. Although some improvements have been seen in commercial real estate values across prime locations, secondary and tertiary values remain subdued.

Refinancing risk remains a focus of management attention and is assessed throughout the credit risk management life cycle. In particular, it is considered as part of the early problem recognition and impairment assessment processes.

Eurozone troubles
The ongoing impact of the troubles in the eurozone continued to be felt most significantly in the banking sector, where widening credit spreads and regulatory demand for increases in Tier 1 capital and liquidity exacerbated the risk management challenges already posed by the sector’s continued weakness, as provisions and write-downs remain elevated.

A material percentage of global banking activity in risk mitigation now passes through the balance sheets of the top global players, increasing the systemic risks to the banking sector. The Group’s exposures to these banks continue to be closely managed. In particular, the Group has intensified its management of settlement risk through ongoing review of the level of risk and the operational controls in place to manage it, together with proactive actions to reduce limits. The weaker banks in the eurozone also remained subject to heightened scrutiny and the Group’s risk appetite for these banks was adjusted throughout 2012.

The Group has continued to focus on operational preparations for possible sovereign defaults and/or eurozone exits. The Group has also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes.

Further details on the Group’s approach to managing country risk and the risks faced within the eurozone can be found on pages 111 to 120.

Retailers
Given the cyclical nature of the retail corporate sector and its sensitivity to stressed economic conditions, the Group has continued to apply heightened scrutiny to this portfolio. Despite some high-profile failures of UK high street retailers, loss experience on the RBS retail portfolio remained low during 2012 as a result of active management. The portfolio is generally well diversified by geography and by counterparty.

* unaudited

Credit risk continued
Renegotiations and forbearance
Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration. Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio and as ‘forbearance’ in the retail portfolio.

RBS uses renegotiations and forbearance as management tools to support viable customers through difficult financial periods in their lives or during business cycles. Used wisely, they can reduce the incidence of personal insolvency, as well as bankruptcies for otherwise successful enterprises. On a broader scale they can also help reduce the impact of “fire sale” pricing on real economic assets. However, they must be used selectively and require additional management vigilance throughout the loan life cycle. The Group has continued to take steps to improve its management and reporting of such loans within both corporate and retail businesses. More details of the Group’s approach can be found on pages 53 to 59.

Objectives, organisation and governance
The existence of a strong credit risk management function is vital to support the ongoing profitability of the Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the RBS credit risk management function is to own the credit approval, concentration and credit risk control frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within approved risk appetite.

Responsibility for development of, and compliance with, RBS Group-wide policies and credit risk frameworks and RBS Group-wide assessment of provision adequacy resides with the RBS Group Credit Risk (GCR) function under the management of the RBS Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management functions, located within the RBS Group’s business divisions.

The divisional credit risk management functions work together with GCR to ensure that the risk appetite set by the RBS Group Board is met, within a clearly defined and managed control environment. The credit risk function within each division is managed by a Chief Credit Officer, who reports jointly to a divisional Chief Risk Officer and to the RBS Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, ongoing credit risk stewardship, and early problem recognition and management. Material aspects of the RBS Group’s credit risk management framework, such as credit risk appetite and limits for portfolios of strategic significance, are considered and approved by the Executive Risk Forum (ERF). The ERF has delegated approval authority to the RBS Group Credit Risk Committee, a functional sub-committee of the Group Risk Committee, to act on credit risk matters. These include, but are not limited to, credit risk appetite and limits (within the overall risk appetite set by the Board and the ERF), credit risk strategy and frameworks, credit risk policy and the oversight of the credit profile across the RBS Group.

The RBS Group Credit Risk Committee is chaired by the RBS Group Chief Credit Officer and has representation from each of the RBS Group’s divisional credit risk functions. Monthly updates are provided to the RBS Group Risk Committee on key matters approved under delegated authority by the RBS Group Credit Risk Committee, performance against limits, and emerging issues, to enable it to fulfil its role as an oversight committee.

Oversight of the RBS Group’s provision adequacy is provided by the RBS Group Audit Committee.

Key trends in the credit risk profile of the RBS Group, performance against limits and emerging risks are set out in the RBS Risk Management Monthly Report provided to the RBS Group Board, the Executive Committee and the Board Risk Committee.

Credit risk management framework
The RBS Group has established an appropriate and comprehensive framework for the management of credit risk that includes governance structures, risk appetite and concentration frameworks, policies, measurement and reporting tools and independent assurance.

In order to strengthen this framework and ensure consistent application across the RBS Group, during 2012 the GCR function launched a set of credit control standards, to supplement the existing policy suite. These standards address divisional governance and policy requirements and reflect a set of behavioural, organisational and management norms that drive a sound divisional control environment and embed a strong risk culture.

Risk appetite and concentration risk management
Risk appetite has been expressed by the RBS Group Board through the setting of specific quantitative risk appetite targets under stress (refer to page 23). Of particular relevance in the management of credit risk are the targets for earnings volatility and capital adequacy. The RBS Group’s credit risk framework has therefore been designed around the factors that influence the RBS Group’s ability to meet these targets. These include the limiting of excess credit risk concentrations by product/asset class, industry sector, customer or counterparty (i.e. single name) and country any of which could generate higher volatility under stress and, if not adequately controlled, can undermine capital adequacy.

The frameworks are supported by a suite of RBS Group-wide and divisional policies that set out the risk parameters within which business units must operate.

Financial review Risk and balance sheet management continued

The management of concentration risk and associated limits are firmly embedded in the risk management processes of the RBS Group and form a pivotal part of the Risk function’s engagement with the businesses on the appropriateness of risk appetite choices. The ERF, or delegated committee, has reviewed all material industry and product portfolios and agreed a risk appetite commensurate with the franchises represented in these reviews. In particular, limits have been reviewed and re-sized, to refine the RBS Group’s risk appetite in areas where it faces significant balance sheet concentrations or franchise challenges. The need to control concentrations must at all times be balanced against the need to ensure sufficient capacity within credit limits to support customers of sound credit quality, in particular within retail and small business customer segments.

During 2012, the credit risk function expanded the scope of its credit risk appetite controls through the active management of non-financial risks in the RBS Group’s lending decisions. The development of Environmental, Social and Ethical (ESE) risk policies for sectors considered to present a higher reputational risk (such as the defence, oil and gas sectors) provide a framework within which the RBS Group can better manage its reputational risks. This ESE framework forms part of a wider initiative by the RBS Group to improve reputational risk management and build trust with its stakeholders.

Product/asset class
•
Retail - A formal framework establishes RBS Group-level statements and thresholds that are cascaded through all retail franchises in the RBS Group and to granular business lines. These include measures that relate both to aggregate portfolios and to asset quality at origination, which are tracked frequently to ensure consistency with RBS Group standards and appetite. This appetite setting and tracking then informs the processes and parameters employed in origination activities, which require a large volume of small-scale credit decisions, particularly those involving an application for a new product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising credit and behaviour scoring techniques. Scores and strategies are typically segmented by product, brand and other significant drivers of credit risk. These scores and strategies are data driven and utilise a wide range of credit information relating to the customer including, where appropriate, information on the customer’s credit performance across their existing account holdings both with the bank and with other lenders. A small number of credit decisions are subject to additional manual underwriting by authorised approvers in specialist units. These include higher-value, more complex, small business and personal unsecured transactions and some residential mortgage applications.

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

Sector concentration
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, risk appetite and portfolio strategies are agreed and set at aggregate and more granular levels, where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal periodic reviews are undertaken at RBS Group or divisional level depending on materiality. These may include an assessment of the RBS Group’s franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests.

The focus during 2012 was on embedding sector and sub-sector specific appetite within divisional policies and processes and on setting appropriate controls. This includes strengthening portfolio controls on key metrics and lending parameters, and the ongoing development of sector-specific lending policies.

As a result of the reviews carried out in 2012, the RBS Group has reduced its risk appetite in the most material corporate sectors of commercial real estate and retail.

Single-name concentration*
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and sometimes elevated approval requirements, additional reporting and monitoring, and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities, which requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority. While both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise, with only a small number of senior executives holding the highest authority provided under the framework.

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

* unaudited

Credit risk management framework continued
A number of credit risk mitigation techniques are available to reduce single name concentrations. To be considered suitable, credit risk mitigants must be effective in terms of legal certainty and enforceability and maturity/expiry dates must be the same or later than the underlying obligations. Typical mitigant types include, cash, bank/government guarantees, and credit default swaps.

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

In 2012, the RBS Group implemented further refinements to the single name exposure management controls already in place which allows the Group to differentiate more consistently between the different product types.

Country
For information on how the RBS Group manages credit risk by country, refer to the Country risk section on pages 111 to 120.

Controls and assurance*
The RBS Group’s credit control and assurance framework comprises three key components: credit policy, policy compliance assurance and independent assurance.

The foundation is the RBS Group Credit Policy Standard, which, as part of the RBS Group Policy Framework (GPF) (refer to page 18), sets out the rules the RBS Group’s businesses must follow to ensure that credit risks are identified and effectively managed through the credit lifecycle. During 2012, a major revision of the RBS Group’s key credit policies was completed ensuring that the RBS Group’s control environment is appropriately aligned to the risk appetite that the RBS Group Board has approved and providing a sound basis for the RBS Group’s independent audit and assurance activities across the credit risk function.

The second component is a policy assurance activity that GCR undertakes to provide the RBS Group Chief Credit Officer with evidence of the effectiveness of the controls in place across the Group to manage credit risk. The results of these reviews are presented to the RBS Group Credit Risk Committee on a regular basis in support of the self-certification that GCR is obliged to complete under the GPF.

Finally, a strong independent assurance function is an important element of a sound control environment. During 2011, the RBS Group took the decision to strengthen its credit quality assurance (CQA) activities and moved all divisional CQA resources under the centralised management of GCR. The benefits of this action are already apparent in greater consistency of standards and cross-utilisation of resources, ensuring that subject matter experts bring their expertise to bear where relevant.

Reviews undertaken consistently address the four underlying risk pillars of: risk management, risk appetite, ratings and data integrity, and asset quality. Appropriate identification, escalation, remediation and related tracking of control breaches and improvements in operational processes are firmly embedded in the assurance process to ensure that divisions act upon review findings.

Credit risk measurement*
The RBS Group uses credit risk models to support quantitative risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by the RBS Group may be divided into three categories, as follows.

Probability of default/customer credit grade
These models assess whether a customer will be able to repay its obligations over a one year period.

Wholesale models - As part of the credit assessment process, the RBS Group assigns each counterparty an internal credit grade based on its probability of default. The RBS Group uses a number of credit grading models which consider risk characteristics relevant to the customer. Credit grading models utilise a combination of quantitative inputs, such as recent financial performance and qualitative inputs such as management performance or sector outlook. The RBS Group uses a credit grade in many of its risk management and measurement frameworks, including credit sanctioning and managing single-name concentration risk.

Retail models - Each customer account is scored using models based on the likelihood of default. Scorecards are statistically derived using customer data; customers are given a score that reflects their probability of default, and this score is used to support automated credit decision making.

Exposure at default models
Exposure at default (EAD) models estimate the level of use of a credit facility at the time of a borrower’s default, recognising that customers may make more use of their existing credit facilities as they approach default. For revolving and variable draw-down type products that are not fully drawn, the EAD is higher than the current utilisation. This estimate of exposure can be reduced with financial collateral provided by the obligor or a netting agreement.

Models that measure counterparty credit risk exposure are used for derivatives and other traded instruments, where the amount of credit risk exposure may depend on one or more underlying market variables, such as interest or foreign exchange rates. These models drive the RBS Group’s internal credit risk management activities.

*unaudited

Financial review Risk and balance sheet management continued

Loss given default models
Loss given default (LGD) models estimate the amount that cannot be recovered by the Group in the event of default. When estimating LGD, the RBS Group takes into account both borrower and facility characteristics, as well as any security held or credit risk mitigation, such as credit protection or insurance. The cost of collections and a time discount factor for the delay in cash recovery are also incorporated.

Changes to wholesale credit risk models
The RBS Group is updating its wholesale credit risk models, incorporating more recent data and reflecting new regulatory requirements applicable to wholesale internal ratings based modelling. In 2012, the RBS Group implemented updates to certain models, such as those used in the sovereign and financial institution asset classes; these updates affected the risk measures in the Group’s disclosures. Further updates, primarily of models used for the corporate asset class, are planned for 2013.

Updates to models have generally affected relatively low-risk segments of the Group’s portfolio. For example, the changes stemming from the introduction of updated probability of default models largely affected assets bearing the equivalent of investment-grade ratings.

In anticipation of these changes, the RBS Group modified various risk frameworks, including its risk appetite framework and latent loss assessment. In addition, with the agreement of its regulators, the Group adjusted upwards the risk-weighted assets (RWAs) of some portfolios prior to the introduction of the new models.

Model changes affect year-on-year comparisons of risk measures in certain disclosures. Where meaningful, the Group in its commentary has differentiated between instances where movements in risk measures reflect the impact of model changes, and those that reflect movements in the size of underlying credit portfolios or their credit quality. However, it is not practicable to quantify the impact of model updates on individual asset quality bands.

Separately, as agreed with the Financial Services Authority, the Group has started to apply a slotting approach to calculate RWAs related to commercial real estate assets; this approach does not use modelled measures to determine RWAs and capital requirements.

Credit risk mitigation
Approaches and methodologies*
The RBS Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances is undertaken in accordance with relevant regulatory and internal policies. Exposure on OTC derivative and secured financing transactions is further mitigated by the exchange of financial collateral and the use of market standard documentation. Further mitigation may occur in a range of transactions, from retail mortgage lending to large wholesale financing. This can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. Such techniques are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across the Group cover:

•	The suitability of qualifying credit risk mitigation types and any conditions or restrictions applicable to those mitigants;

•	The means by which legal certainty is to be established, including required documentation, supportive independent legal opinions and all necessary steps required to establish legal rights;

•	Acceptable methodologies for initial and any subsequent valuations of collateral and the frequency with which collateral is to be revalued and the use of collateral haircuts;

•	Actions to be taken in the event that the value of mitigation falls below required levels;

•	Management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation;

•
Management of concentration risks, for example, by setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and

•	Collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

* unaudited

Credit risk mitigation continued
Residential mortgages
The table below shows loan-to-values (LTVs) for the Group’s residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average calculated on a weighted value basis. Loan balances are as at the end of the year whereas property values are calculated using the appropriate index.
Loan-to-value	UK Retail (1)			Ulster Bank
	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m
2012
<= 50%	14,792	184	14,976	2,182	274	2,456
> 50% and <= 70%	17,383	249	17,632	1,635	197	1,832
> 70% and <= 90%	21,452	424	21,876	2,019	294	2,313
> 90% and <= 100%	3,681	207	3,888	1,119	156	1,275
> 100% and <= 110%	1,392	161	1,553	1,239	174	1,413
> 110% and <= 130%	777	110	887	2,412	397	2,809
> 130% and <= 150%	56	10	66	2,144	474	2,618
> 150%	—	—	—	3,156	1,290	4,446
Total with LTVs	59,533	1,345	60,878	15,906	3,256	19,162
Other (2)	301	7	308	—	—	—
Total	59,834	1,352	61,186	15,906	3,256	19,162

Total portfolio average LTV (3)	65%	79%	65%	108%	132%	112%

Average LTV on new originations during the year	65%			74%

2011
<= 50%				2,568	222	2,790
> 50% and <= 70%				1,877	157	2,034
> 70% and <= 90%				2,280	223	2,503
> 90% and <= 100%				1,377	128	1,505
> 100% and <= 110%				1,462	130	1,592
> 110% and <= 130%				2,752	322	3,074
> 130% and <= 150%				2,607	369	2,976
> 150%				2,798	748	3,546
Total with LTVs				17,721	2,299	20,020

Total portfolio average LTV (3)				104%	125%	106%

Average LTV on new originations during the year				74%

2010
<= 50%				3,385	186	3,571
> 50% and <= 70%				2,534	152	2,686
> 70% and <= 90%				3,113	179	3,292
> 90% and <= 100%				1,958	121	2,079
> 100% and <= 110%				2,049	137	2,186
> 110% and <= 130%				4,033	358	4,391
> 130% and <= 150%				2,174	297	2,471
> 150%				355	131	486
Total with LTVs				19,601	1,561	21,162

Total portfolio average LTV (3)				91%	106%	92%

Average LTV on new originations during the year				79%

Notes:
(1)	Mortgages in NatWest Home Loans Limited (a fellow subsidiary of the Royal Bank) were transferred to NatWest during 2012.
(2)	Where no indexed LTV is held.
(3)	Calculated by value of debt outstanding.
(4)
Excludes mortgage lending in Wealth. This portfolio totalled £5.9 billion (2011 - £5.4 billion; 2010 - £4.6 billion) and continues to perform in line with expectations with minimal provision of £2.6 million.

Financial review Risk and balance sheet management continued

Key points
UK Retail
•
The UK Retail mortgage portfolio totalled approximately £61 billion at 31 December 2012, following the transfer of mortgages from NatWest Home Loans to the Bank in the fourth quarter of 2012. The assets were prime mortgages, including £6.1 billion of residential buy-to-let lending. There was a small legacy portfolio of self-certified mortgages (0.3% of the total mortgage portfolio). Self-certified mortgages were withdrawn in 2004.

•	£13.7 billion of the residential owner-occupied UK Retail mortgage book was on interest-only terms.

•
The average LTV on new originations was 65.0% weighted by value of lending. RBS Group offers a maximum LTV to new customers of was 90%, except for those buying properties under the government-sponsored, and indemnity backed, new build schemes that were launched during the year for which the maximum LTV is 95%.

•	Based on the Halifax Price Index at December 2012, the portfolio average indexed LTV by weighted value of debt outstanding was 65.0%.

Ulster Bank
•
Ulster Bank’s residential mortgage portfolio totalled £19.2 billion at 31 December 2012, with 88% in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased 2% from 31 December 2011 as a result of natural amortisation and limited growth due to low market demand.

•
The assets include £2.3 billion of exposure (12%) of residential buy-to-let loans. The interest rate product mix is approximately 91% on a variable rate product (including tracker products) and 9% on a fixed rate.

•
16% of the total portfolio is on interest only which reflects legacy policy and is no longer available to residential mortgage customers on a permanent basis. Interest only is permitted on a temporary basis under the suite of forbearance treatments available within Ulster Bank (refer to page 58 for further information). Interest only repayment remains an option for private customers within Northern Ireland on an exception basis.

•
Average LTVs increased from 31 December 2011 to 31 December 2012, on a value basis, as a result of decreases in the Central Statistics Office house price index (4%) impacting the Ulster Bank portfolio. The average of individual LTV on new originations was stable in 2012 at 74% (weighted by value of lending) and 69.4% by volume (2011 - 67.3%). The volume of business remains very low. The maximum LTV available to Ulster Bank customers is 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95%, in which Ulster Bank’s exposure is capped at 85% LTV.

•	Refer to the Ulster Bank Group (Core and Non-Core) section on page 61 for commentary on mortgage REIL and repossessions.

Early problem identification and problem debt management
While the principles of identifying, managing and providing for problem debts are broadly similar for wholesale and retail customers, the procedures differ based on the nature of the assets, as discussed below.

Wholesale customers
The controls and processes for managing wholesale problem debts are embedded within the divisions’ credit approval frameworks and form an essential part of the ongoing credit assessment of customers. Any necessary approvals will be required in accordance with the delegated authority grid governing the extension of credit.

Early problem recognition
Each division has established Early Warning Indicators (EWIs) designed to identify those performing exposures that require close attention due to financial stress or heightened operational issues. Such identification may also take place as part of the annual review cycle. EWIs vary from division to division and comprise both internal parameters (such as account level information) and external parameters (such as the share price of publicly listed customers).

Customers identified through either the EWIs or annual review are assessed by portfolio management and/or credit officers within the division to determine whether or not the customer’s circumstances warrant placing the exposure on the Watchlist (detailed below).

Watchlist*
There are three Watchlist ratings - Amber, Red and Black - reflecting progressively deteriorating conditions. Watchlist Amber loans are performing loans where the counterparty or sector shows early signs of potential stress or has other characteristics such that it warrants closer monitoring. Watchlist Red loans are performing loans where indications of the borrower’s declining creditworthiness are such that the exposure requires active management, usually by the Global Restructuring Group (GRG). Watchlist Black loans comprise risk elements in lending and potential problem loans.

Once on the Watchlist process, customers come under heightened scrutiny. The relationship strategy is reassessed by a forum of experienced credit, portfolio management and remedial management professionals within the division. In accordance with RBS Group-wide policies, a number of mandatory actions are taken, including a review of the customer’s credit grade and facility security documentation. Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, an imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watchlist Red cases, the division is required to consult with GRG on whether the relationship should be transferred to GRG (see more on GRG below). Relationships managed by the divisions tend to be with companies operating in niche sectors, such as airlines or products such as securitisation special purpose vehicles. The divisions may also manage those exposures when subject matter expertise is available in the divisions rather than within GRG.

* unaudited

Early problem identification and problem debt management: Wholesale customers: Watchlist* continued
At 31 December 2012, the Group’s exposures to customers reported as Watchlist Red and managed within the divisions totalled £257 million.

Strategies that are available within divisions include granting a customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key credit metrics of the customer, the market environment and the loan structure/security. Refer to the section below on Wholesale renegotiations.

Other potential outcomes of the review of the relationship are to: take the customer off the Watchlist and return them to the mainstream loan book; offer further lending and maintain ongoing reviews; transfer the relationship to GRG for those customers requiring such stewardship; or exit the relationship altogether.

The following table shows a sector breakdown of credit risk assets of Watchlist Red counterparties under GRG management:

	2012			2011
Watchlist Red credit risk assets under GRG management	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m
Property	2,312	1,574	3,886	2,557	2,142	4,699
Transport	143	20	163	201	53	254
Retail and leisure	646	49	695	657	155	812
Services	449	18	467	398	29	427
Other	533	164	697	395	176	571
Total	4,083	1,825	5,908	4,208	2,555	6,763

Global Restructuring Group (GRG)
In cases where the Group’s exposure to the customer exceeds £1 million, the relationship may be transferred to GRG following consultation with the originating division. The primary function of GRG is active management of the exposures to minimise loss for the Group and where feasible return the exposure to the Group’s mainstream loan book following an assessment by GRG that no further losses are expected.

At 31 December 2012, credit risk assets relating to the Group exposures under GRG management (excluding those placed under GRG stewardship for operational reasons rather than concerns over credit quality and those in the AQ10 internal asset quality (AQ) band) totalled £5.9 billion.

Wholesale renegotiations
Loan modifications take place in a variety of circumstances including but not limited to a customer’s current or potential credit deterioration. Where the contractual payment terms of a loan have been changed because of the customer’s financial difficulties, it is classified as ‘renegotiated’ in the wholesale portfolio.

Loans modified in the normal course of business where there is no evidence of financial difficulties and any changes to terms and conditions are within acceptable credit parameters, within credit risk appetite and/or reflective of improving conditions for the customer in the credit markets, are not considered to have been renegotiated.

A number of options are available to the Group when a wholesale customer is facing financial difficulties and corrective action is deemed necessary. Such actions are tailored to the individual circumstances of the customer. The aim of such actions is to assist the customer in restoring its financial health and to minimise risk to the Group. To ensure that the renegotiations are appropriate for the needs and financial profile of the customer, the Group requires minimum standards to be applied when assessing, recording, monitoring and reporting this type of activity.

Wholesale renegotiations involve the following types of concessions:

•
Variation in margin - The contractual margin may be amended to bolster the customer’s day-to-day liquidity, with the aim of helping to sustain the customer’s business as a going concern. This would normally be seen as a short-term solution and is typically accompanied by the Group receiving an exit payment, a payment in kind or a deferred fee.

•
Payment concessions and loan rescheduling - payment concessions or changes to the contracted amortisation profile including extensions in contracted maturity may be granted to improve the customer’s liquidity. Such concessions often depend on the expectation that the customer’s liquidity will recover when market conditions improve or will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These types of concessions are common in commercial real estate transactions, particularly where a shortage of market liquidity rules out immediate refinancing and makes short-term forced collateral sales unattractive.

•
Forgiveness of all or part of the outstanding debt - debt may be forgiven or exchanged for equity in cases where a fundamental shift in the customer’s business or economic environment means that the customer is incapable of servicing current debt obligations and other forms of renegotiations are unlikely to succeed in isolation. Debt forgiveness is often an element in leveraged finance transactions, which are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model and strategy are considered viable, maintaining the business as a going concern with a sustainable level of debt is the preferred option, rather than realising the value of the underlying assets.

* unaudited

Financial review Risk and balance sheet management continued

In addition, the Group may offer a temporary covenant waiver, a recalibration of covenants and/or a covenant amendment to cure a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan. These financial covenant concessions are monitored internally, but are not included in the renegotiated loans data (when this is the sole concession granted to a customer) as we believe that such concessions are qualitatively different from other renegotiations: The loan’s payment terms are unchanged. Covenant concessions provide an early warning indicator rather than firm evidence of a significant deterioration in credit quality.

The impact on the credit quality of any change in terms and conditions of a loan is assessed at the time of granting such changes, and the appropriateness of the credit metrics reviewed at such time. For performing counterparties, credit metrics are an integral part of the latent provision methodology and therefore the impact of covenant concessions will be reflected in the latent provision. For non-performing counterparties, covenant concessions will be considered in the overall provision adequacy for these loans.

Covenant waivers and amendments are predominantly undertaken prior to transfer to GRG. The vast majority of the other types of renegotiations undertaken by the Group take place within GRG. Forgiveness of debt and exchange for equity is only available to customers in GRG.

Loans may be renegotiated more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. Where renegotiation is no longer viable, the Group will consider other options such as the enforcement of security and or insolvency proceedings.

The data presented in the tables below include loans renegotiated during 2011 and 2012 which individually exceed thresholds set at divisional level, ranging from nil to £10 million. This population captures approximately 53% of that proportion of the wholesale portfolio which is either on Watchlist or under GRG stewardship. We continue to refine our reporting processes relating to renegotiated loans and as part of the 2012 review, the amounts in-progress and completed renegotiations relating to 2011 have been revised.

Wholesale renegotiations
The table below shows the value of loans (excluding loans where the Group has initiated recovery procedures) where renegotiations were completed during the year by sector and renegotiation types.

	2012			2011 (Revised)
Wholesale renegotiations during the year by sector	Performing £m	Non-performing £m	Non-performing provision coverage %	Performing £m	Non-performing £m	Non-performing provision coverage %
Property	616	1,079	21	848	1,413	28
Transport	64	9	4	34	6	3
Telecommunications, media and technology	80	16	14	8	3	100
Retail and leisure	142	59	41	105	140	29
Other (1)	271	69	27	156	116	29
Total	1,173	1,232	22	1,152	1,678	29

Note:
(1)	SME business within Wealth is now reported within wholesale forbearance.

Renegotiation agreements
The table below analyses the incidence of the main types of renegotiation by loan value:

	Loans by value
Arrangement type	2012%	Revised 2011%
Variation in margin	13	5
Payment concessions and loan rescheduling	90	94
Forgiveness of all or part of the outstanding debt	28	20
Other (2)	7	2

Notes:
(1)	The total above exceeds 100% as an individual case can involve more than one type of arrangement.
(2)
Main types of ‘other’ concessions include formal ‘standstill’ agreements, release of security and amendments to negative pledge. 2012 saw the completion of a small number of material ‘standstill’ agreements, accounting for the higher proportion of the ‘other’ modification type.

Early problem identification and problem debt management: Wholesale customers continued
Key points
•
Renegotiations completed during 2012, subject to thresholds as explained above, were £2.4 billion (2011 - £2.8 billion). The volume of renegotiations continues at a high level as difficult economic conditions persist in the UK and Ireland, particularly in real estate markets and the Group continues its active problem debt management. Renegotiations are likely to remain significant: at 31 December 2012 loans totalling £7.2 billion (2011 - £7.2 billion) were in the process of being renegotiated but had not yet reached legal completion (these loans are not included in the tables above). Of these 74% were non-performing loans, with associated provision coverage of 41%, and 26% were performing loans. The principal types of arrangements being offered include variation in margin, payment concessions and loan rescheduling and forgiveness of all or part of the outstanding debt.

•	Loans renegotiated during 2011 and 2012 outstanding at 31 December 2012 were £5.2 billion, of which £2.8 billion relates to arrangements completed during 2011.

•	Additional provisions charged in 2012 relating to loans renegotiated during 2011 totalled £0.1 billion and provision coverage of those loans at 31 December 2012 was 20%.

•	Of the loans renegotiated by GRG during 2011 and 2012 (£4.1 billion), 0.6% had been returned to performing portfolios managed by the business by 31 December 2012

•
Renegotiated loans disclosed in the table above may have been the subject of one or more covenant waivers or modifications. In addition loans totalling £0.9 billion granted financial covenant concessions only during the year are not included in the table above as these concessions do not affect a loan’s contractual cash flows.

Provisioning for wholesale renegotiated customers
Wholesale renegotiations are predominantly individually assessed and are not therefore segregated into a separate risk pool.

Provisions for renegotiated wholesale loans are assessed in accordance with the RBS Group’s normal provisioning policies. For the non-performing population, provisions on exposures greater than £1 million are individually assessed by GRG. The provision required is calculated based on the difference between the debt outstanding and the present value of the estimated future cash flows. Exposures smaller than £1 million are deemed not to be individually significant and are assessed collectively by the originating division. Within the performing book, latent loss provisions are held for those losses that are incurred, but not yet identified.

Any one of the above types of renegotiation may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows from the renegotiated loan resulting in the recognition of an impairment loss. Renegotiations that include forgiveness of all or part of the outstanding debt account for the majority of such cases. The customer’s financial position, anticipated prospects and the likely effect of the renegotiation, including any concessions granted, are considered in order to establish whether an impairment provision is required.

In the case of non-performing loans that are renegotiated, the loan impairment provision assessment almost invariably takes place prior to the renegotiation. The quantum of the loan impairment provision may change once the terms of the renegotiation are known, resulting in an additional provision charge or a release of the provision in the period the renegotiation takes place.

The transfer of renegotiated wholesale loans from impaired to performing status follows assessment by relationship managers in GRG. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status.

Performing loans that are renegotiated will be included in the calculation of the latent loss provisions. To the extent that the renegotiation event has affected the customer’s estimated probability of default or loss given default, this will be reflected in the underlying calculation.

Recoveries and active insolvency management
The ultimate outcome of a renegotiation strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•
Enforcement of security or otherwise taking control of assets - Where the Group holds collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. The RBS Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•
Insolvency - Where there is no suitable renegotiation option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Financial review Risk and balance sheet management continued

Retail customers
Collections and recoveries
There are collections functions in each of the retail businesses. Their role is to provide support and assistance to customers who are experiencing difficulties in meeting their financial obligations to the Group. Evidence of such difficulties includes, for example, a missed payment on their loan, or a balance that is in excess of the agreed credit limit. Additionally, in UK Retail and Ulster Bank, a dedicated support team aims to identify and help customers who may be facing financial difficulty but who are current with their payments.

Within collections, a range of tools is deployed to initiate contact with the customer, establish the cause of their financial difficulty and, aim to support them where possible including the use of a range of forbearance options. If these strategies are unsuccessful, the customer is transferred to the recoveries team.

The goal of the recoveries function is to collect the total amount outstanding and reduce the loss to the Group by maximising the level of cash recovery while treating customers fairly. A range of treatment options are available within recoveries, including litigation. In UK Retail and Ulster Bank, no repossession procedures are initiated until at least six months following the emergence of arrears. In Ulster Bank, new regulations further prohibit taking legal action for an extended period. Additionally, certain forbearance options are made available to customers within recoveries.

Retail forbearance
Within the Group’s retail businesses, forbearance generally occurs when the business, for reasons relating to the actual or potential financial stress of a borrower, grants a permanent or temporary concession to that borrower. Forbearance is granted following an assessment of the customer’s ability to pay. It is granted principally to customers with mortgages. Granting of forbearance to unsecured customers is less extensive.

Identification of forbearance
Customers are identified for forbearance treatment following initial contact from the customer, in the event of payment arrears or when the customer is transferred to collections or recoveries.

Types of retail forbearance
A number of forbearance options are utilised by the Group’s retail businesses. These include, but are not limited to, payment concessions, capitalisations of arrears over the remaining term of the mortgage, extension to the mortgage term and temporary conversions to interest only.

In payment concession arrangements a temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period.

For UK Retail, interest only conversions have not been used as a tool to support customers in financial stress since 2009. Following a change to policy in 2012, switching to interest only is no longer permitted for residential mortgage customers who are up to date on payments. For Ulster Bank, interest only conversions are only offered to customers in financial stress on a temporary basis.

As a result of the economic difficulties in the Republic of Ireland market and responding to regulatory intervention in the Irish mortgage market, Ulster Bank has developed additional treatment options to support customers in overcoming financial difficulties, over an extended period of time.

For forbearance loans that are performing, the aim is to enable the customer to continue to service the loan. For forbearance loans classified as non-performing only those for which capitalisation of arrears has been agreed can qualify for return to the performing book. Transfer of such loans takes place currently once the customer has met the revised payment terms for at least six months and is expected to continue to do so.

The mortgage forbearance population is reviewed regularly to ensure that customers are meeting the agreed terms of the arrangement. Key metrics have been developed to record the proportion of customers who fail to meet the agreed terms over time, as well as the proportion of customers who return to a performing state with no arrears.

Arrears status and provisions
Mortgage arrears information for retail accounts in forbearance and related provision are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne balances
	£m	£m	£m	£m	£m	£m	£m	£m	%
2012
UK Retail (1)	2,355	12	255	12	239	31	2,849	55	4.7
Ulster Bank (2,3)	915	100	546	60	527	194	1,988	354	10.4
Wealth	35	—	—	—	7	—	42	—	0.7
	3,305	112	801	72	773	225	4,879	409	5.7

2011
Ulster Bank (2,3)	893	78	516	45	421	124	1,830	247	9.1
Wealth	121	—	—	—	2	—	123	—	1.3
	1,014	78	516	45	423	124	1,953	247	6.6

Notes:
(1)	Mortgages in NatWest Home Loans Limited (a fellow subsidiary of the Royal Bank) were transferred to NatWest during 2012.
(2)	Includes all forbearance arrangements whether relating to the customer’s lifestyle changes or financial difficulty.
(3)	Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.
(4)	SME businesses within Wealth is now reported within Wholesale forbearance.

Early problem identification and problem debt management: Retail customers continued
Forbearance arrangements
The incidence of the main types of retail forbearance on the balance sheet as at 31 December 2012 is analysed below. For a small proportion of mortgages, more than one forbearance type applies.

2012	UK Retail (1)	Ulster Bank	Wealth (2)	Total (3)
	£m	£m	£m	£m
Interest only conversions - temporary and permanent	787	924	6	1,717
Term extensions - capital repayment and interest only	1,168	183	24	1,375
Payment concessions	133	762	9	904
Capitalisation of arrears	550	119	—	669
Other	211	—	3	214
	2,849	1,988	42	4,879

2011
Interest only conversions - temporary and permanent		795	3	798
Term extensions - capital repayment and interest only		58	97	155
Payment concessions		876	—	876
Capitalisation of arrears		101	—	101
Other		—	23	23
		1,830	123	1,953

The table below shows forbearance agreed during 2012 analysed between performing and non-performing.

2012	UK Retail (1)	Ulster Bank	Wealth (2)	Total (3)
	£m	£m	£m	£m
Performing forbearance in the year	163	2,111	18	2,292
Non-performing forbearance in the year	14	1,009	2	1,025
Total forbearance in the year (4)	177	3,120	20	3,317

Notes:
(1)	Mortgages in NatWest Home Loans Limited (a fellow subsidiary of the Royal Bank) were transferred to NatWest during 2012.
(2)	SME businesses within Wealth is now reported within Wholesale forbearance.
(3)	As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.
(4)	Includes all deals agreed during the year (new customers and renewals) regardless of whether they remain active at the year end.

Key points
UK Retail
•
The reported numbers for forbearance in UK Retail capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress. The reported figures include stock dating back to 1 January 2008.

•
At 31 December 2012, 4.7% of the total mortgage assets amounting to stock valued at £2.8 billion, was subject to forbearance. This represented an 8.2% increase in forbearance stock since 31 December 2011. Approximately 83% of customers in this category were up-to-date with payments (compared with approximately 97% of the mortgage population not subject to forbearance activity). The flow of forbearance arrangements has remained stable year on year.

•
The most frequently occurring forbearance types were term extensions (41% of assets subject to forbearance at 31 December 2012), interest only conversions (28%) and capitalisations of arrears (19%). The stock of cases subject to interest only conversions reflects legacy policy. In 2009, UK Retail ceased providing this type of forbearance treatment for customers in financial difficulty and no longer permits interest only conversions on residential mortgages where the customer is current on payments.

Financial review Risk and balance sheet management continued

Ulster Bank
•
The reported numbers for forbearance in Ulster Bank Group capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial stress. The reported figures include stock dating back to early 2009.

•
Ulster Bank Group continues to assist customers in the difficult economic environment. Mortgage forbearance treatments have been in place since 2009 and are aimed at assisting customers in financial difficulty. At 31 December 2012, 10.4% of total mortgage assets (£1.9 billion) were subject to a forbearance arrangement, an increase from 9.1% (£1.8 billion) at 31 December 2011. The majority of these forbearance arrangements were in the performing book (73%).

•
The majority of forbearance arrangements offered by Ulster Bank currently are temporary concessions, accounting for 85% of assets subject to forbearance at 31 December 2012. These are offered for periods of one to three years and incorporate different levels of repayment based on the customer’s ability to pay. The additional treatment options developed by Ulster Retail will lead to a shift to more long term arrangements over time.

•
Of these temporary forbearance types, the largest category at 31 December 2012 was interest only conversions, which accounted for 46% of total assets subject to forbearance. The other categories of temporary forbearance were payment concessions: reduced repayments (36%); and payment holidays (3%).

•	The flow by forbearance type remained stable when compared with 2011 and there was a modest reduction, 3%, in customers seeking assistance for the first time year on year.

•	The provision cover on performing assets subject to forbearance is approximately eight times higher than that on performing assets not subject to forbearance.

Provisioning for retail customers
Provisions are assessed in accordance with the Group’s provisioning policies. The majority of retail forbearance takes place in the performing book and, for the purposes of the latent loss provisions, these constitute a separate risk pool. They are subject to higher provisioning rates than the remainder of the performing book. These rates are reviewed regularly in both divisions. Once forbearance is granted, the account continues to be assessed separately for latent provisioning for 24 months (UK Retail only) or until the forbearance period expires. After that point, the account is no longer separately identified for latent provisioning. In the non-performing portfolio, assets are grouped into homogeneous portfolios sharing similar credit characteristics according to the asset type. Further characteristics such as LTVs, arrears status and default vintage are also considered when assessing recoverable amount and calculating the related provision requirement. Whilst non-performing forbearance retail loans do not form a separate risk pool, the LGD models used to calculate the collective impairment provision will be affected by agreements made under forbearance arrangements.

Impairment loss provision methodology
A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset has adversely affected the amount or timing of future cash flows from the asset.

For retail loans, which are segmented into collective, homogenous portfolios, time-based measures, such as days past due, are typically used as evidence of impairment. For these portfolios, the Group recognises an impairment at 90 days past due.

For corporate portfolios, given their complexity and nature, the Group relies not only on time-based measures, but also on management judgement to identify evidence of impairment. Other factors considered may include: significant financial difficulty of the borrower; a breach of contract; a loan restructuring; a probable bankruptcy; and any observable data indicating a measurable decrease in estimated future cash flows.

Early problem identification and problem debt management continued
Depending on various factors as explained below, the Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

•
Individually assessed provisions - Provisions required for individually significant impaired assets are assessed on a case-by-case basis. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the assets carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. Future cash flows are estimated through a case-by-case analysis of individually assessed assets.

This assessment takes into account the benefit of any guarantees or other collateral held. The value and timing of cash flow receipts are based on available estimates in conjunction with facts available at that time. Timings and amounts of cash flows are reviewed on subsequent assessment dates, as new information becomes available. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off.

•
Collectively assessed provisions - Provisions on impaired credits below an agreed threshold are assessed on a portfolio basis to reflect the homogeneous nature of the assets. The Group segments impaired credits in its collectively assessed portfolios according to asset type, such as credit cards, personal loans, mortgages and smaller homogenous wholesale portfolios, such as business or commercial banking. A further distinction is made between those impaired assets in collections and those in recoveries (refer to Problem debt management on page 56 for a discussion of the collections and recoveries functions).

The provision is determined based on a quantitative review of the relevant portfolio, taking account of the level of arrears, the value of any security, historical and projected cash recovery trends over the recovery period. The provision also incorporates any adjustments that may be deemed appropriate given current economic and credit conditions. Such adjustments may be determined based on: a review of the current cash collections profile performance against historical trends; updates to metric inputs, including model recalibrations; and monitoring of operational processes used in managing exposures, including the time taken to process non-performing exposures.

•
Latent loss provisions - A separate approach is taken for provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date.

The Group’s methodologies to estimate latent loss provisions reflect:

•	the probability that the performing customer will default - historical loss experience, adjusted, where appropriate, to take into account current economic and credit conditions; and

•	the emergence period, defined as the period between an impairment event occurring and a loan being identified and reported as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as the repayment terms and the duration of the loss mitigation and recovery processes. They are based on internal systems and processes within the particular portfolio and are reviewed regularly.

Refer to pages 90 to 104 for analysis of impaired loans, related provisions and impairments.

Ulster Bank Group (Core and Non-Core)*
Overview
Ulster Bank Group accounted for approximately a third of the NatWest Group’s total gross loans to customers (excluding balances relating to subsidiaries). Ulster Bank’s financial performance continues to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated as high unemployment, coupled with higher taxation and limited liquidity in the economy, continues to depress the property market and domestic spending.

The impairment charge of £2,340 million for 2012 (2011 - £3,717 million; 2010 - £3,843 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to deteriorating security values. Provisions as a percentage of risk elements in lending increased from 53% in 2011, to 57% in 2012, predominantly as a result of the deterioration in the value of the Non-Core commercial real estate development portfolio. Ulster Bank impairment provisions take into account recovery strategies for its commercial real estate portfolio, as currently there is very limited liquidity in Irish commercial and development property.

Core
The impairment charge for the year of £1,364 million (2011 - £1,384 million; 2010 - £1,161 million) reflects the difficult economic climate in Ireland, with elevated default levels across both mortgage and other corporate portfolios. The mortgage sector accounted for £646 million (47%) of the total 2012 impairment charge.

Non-Core
The impairment charge for the year was £976 million, a decrease of £1,357 million (2011 - £2,333 million; 2010 - £2,682 million), with the commercial real estate sector accounting for £899 million (92%) of the total 2012 impairment charge.

* unaudited

Financial review Risk and balance sheet management continued

				Credit metrics
Sector analysis	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	—
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33
	32,652	7,533	3,910	23.1	52	12.0	1,364	72
Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23
	12,560	11,316	6,864	90.1	61	54.6	976	141
Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33
	45,212	18,849	10,774	41.7	57	23.8	2,340	213

2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	—
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25
	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16
	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25
	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Ulster Bank Group (Core and Non-Core)* continued

				Credit metrics
2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Core
Mortgages	21,162	1,566	439	7.4	28	2.1	294	7
Commercial real estate
- investment	4,284	598	332	14.0	56	7.7	259	—
- development	1,090	65	37	6.0	57	3.4	116	—
Other corporate	9,039	1,205	667	13.3	55	7.4	444	11
Other lending	1,282	185	158	14.4	85	12.3	48	30
	36,857	3,619	1,633	9.8	45	4.4	1,161	48

Non-Core
Mortgages	—	—	—	—	—	—	42	—
Commercial real estate
- investment	3,854	2,391	1,000	62.0	42	25.9	630	—
- development	8,760	6,341	2,783	72.4	44	31.8	1,759	—
Other corporate	1,970	1,310	561	66.5	43	28.5	251	—
	14,584	10,042	4,344	68.9	43	29.8	2,682	—

Ulster Bank Group
Mortgages	21,162	1,566	439	7.4	28	2.1	336	7
Commercial real estate
- investment	8,138	2,989	1,332	36.7	45	16.4	889	—
- development	9,850	6,406	2,820	65.0	44	28.6	1,875	—
Other corporate	11,009	2,515	1,228	22.8	49	11.2	695	11
Other lending	1,282	185	158	14.4	85	12.3	48	30
	51,441	13,661	5,977	26.6	44	11.6	3,843	48

Key points
•	Core REIL increased by £2.0 billion during the year, which reflects continued difficult conditions in both the commercial and residential property sectors in Ireland.

•
Core mortgage REIL accounted for £1.0 billion of the overall increase, the trend reflecting continued deterioration of macroeconomic factors. However, the number of properties repossessed in 2012 was 127 (81 on a voluntary basis) compared with 161 (123 on a voluntary basis) in 2011.

•	Core corporate REIL accounted for £1.0 billion of the overall increase, the movement driven by a small number of renegotiated arrangements for higher value real estate customers.

•
Core coverage increased from 50% to 52% as a result of additional impairment charges on the non-performing book due to further deterioration in collateral values. Core coverage is diluted due to the increased REIL relating to corporate renegotiations with lower provision requirements. Adjusting for these cases Core coverage would be 56%.

•	Non-Core REIL decreased by £0.3 billion reflecting lower defaults as well as recoveries, and write-offs of £0.2 billion.

•	At 31 December 2012, 60% of REIL was in Non-Core (2011 - 68%). The majority of the Non-Core commercial real estate development portfolio is non-performing with provision coverage of 65%.

* unaudited

Financial review Risk and balance sheet management continued

Geographical analysis
Commercial real estate
The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £15.3 billion at 31 December 2012, of which £11.0 billion or 72% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio, based on the location of the underlying security, remained similar to 2011, with 63% in the Republic of Ireland, 26% in Northern Ireland and 11% in the UK (excluding Northern Ireland).
	Investment		Development
Exposure by geography	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m
2012
ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33
	5,882	1,076	2,324	6,012	15,294

2011
ROI	3,775	853	1,911	4,095	10,634
NI	1,322	279	680	2,222	4,503
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	—	32	63
	6,495	1,247	2,686	6,685	17,113

2010
Ireland (ROI and NI)	5,032	1,098	2,785	6,578	15,493
UK (excluding NI)	1,869	115	110	359	2,453
RoW	23	1	—	18	42
	6,924	1,214	2,895	6,955	17,988

Key points
•
Commercial real estate continues to be the primary sector driving the Ulster Bank Group non-performing loan book. A reduction over the year of £1.8 billion primarily reflects Ulster Bank’s continuing strategy to reduce concentration risk to this sector.

•
The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary property locations on the island of Ireland.

•
During the year, Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing but who are experiencing temporary financial difficulties. For further details on Wholesale renegotiations refer to page 53.

Ulster Bank Group (Core and Non-Core)* continued
The table below analyses commercial real estate (Core and Non-Core) lending by loan-to-value (LTV) which represents loan value before provisions. Due to market conditions in Ireland and to a lesser extent in the UK, there is a shortage of market-based data. In the absence of external valuations, the Group deploys a range of alternative approaches to assess property values, including internal expert judgement and indexation.

	2012			2011
Loan-to-value	Performing £m	Non-performing £m	Total £m	Performing £m	Non-performing £m	Total £m
<= 50%	183	24	207	272	32	304
> 50% and <= 70%	326	102	428	479	127	606
> 70% and <= 90%	462	250	712	808	332	1,140
> 90% and <= 100%	466	141	607	438	201	639
> 100% and <= 110%	103	596	699	474	390	864
> 110% and <= 130%	326	630	956	527	1,101	1,628
> 130% and <= 150%	274	878	1,152	506	1,066	1,572
> 150%	963	7,290	8,253	912	7,472	8,384
Total with LTVs	3,103	9,911	13,014	4,416	10,721	15,137
Minimal security (1)	7	1,461	1,468	72	1,086	1,158
Other (2)	97	715	812	193	625	818
Total	3,207	12,087	15,294	4,681	12,432	17,113

Total portfolio average LTV (3)	131%	286%	249%	120%	264%	222%

Notes:
(1)
In 2012, the Group reclassified loans with limited or non-physical security (defined as LTV>1,000%) as minimal security, for which a majority are commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect asset quality and recovery profile. 2011 presentation has been revised.

(2)
Other performing loans of £97 million (2011 - £193 million) include general corporate lending, typically unsecured, to commercial real estate companies, and major UK housebuilders. The credit quality of these exposures is consistent with that of the performing portfolio overall. Other non-performing loans of £715 million (2011 - £625 million) are subject to the Group’s standard provisioning policies.

(3)	Weighted average by exposure.

Within its REIL and potential problem loans, Ulster Bank Group has £3.5 billion (2011 - £3.0 billion) of corporate loans (excluding commercial real estate) which are predominantly secured with a provision coverage of 60% (2011 - 57%).

Residential mortgages
The mortgage lending portfolio analysis by country of location of the underlying security is set out below.
	2012	2011
	£m	£m
ROI	16,873	17,767
NI	2,289	2,253
	19,162	20,020

* unaudited

Financial review Risk and balance sheet management continued

Balance sheet analysis
65	Financial assets
65	- Exposure summary
66	- Sector and geographic concentration
79	Asset quality
86	Debt securities
86	IFRS measurement classification and issuer
87	Ratings
88	- Asset-backed securities
89	Derivatives
89	Summary
90	REIL, provisions and AFS reserves
90	- Divisional analyses
92	- Sector and geographical regional analyses
101	- Provisions and AFS reserves methodology
101	- REIL flow statement
102	- REIL summary
102	- Past due analysis
102	- Impairment provision flow statement
104	- Impairment charge analysis
104	- Potential problem loans

Balance sheet analysis
Financial assets
Exposure summary
The table below analyses the Group’s financial asset exposures, both gross and net of offset arrangements.

	Gross exposure	IFRS offset (1)	Balance sheet value	Non-IFRS offset (2)	Exposure post offset
2012	£m	£m	£m	£m	£m
Cash balances at central banks	2,298	—	2,298	—	2,298
Reverse repos	52,999	(25,482)	27,517	(2,677)	24,840
Lending	173,824	—	173,824	(7,066)	166,758
Debt securities	32,360	—	32,360	—	32,360
Equity shares	898	—	898	—	898
Derivatives	2,438	(184)	2,254	(25)	2,229
Settlement balances	4,346	(1,984)	2,362	(1,401)	961
Total third party	269,163	(27,650)	241,513	(11,169)	230,344
Amounts due from holding company and fellow subsidiaries	133,278	—	133,278	—	133,278
Total gross of short positions	402,441	(27,650)	374,791	(11,169)	363,622
Short positions	(11,840)	—	(11,840)	—	(11,840)
Total net of short positions	390,601	(27,650)	362,951	(11,169)	351,782

2011
Cash balances at central banks	1,918	—	1,918	—	1,918
Reverse repos	44,854	(19,951)	24,903	(5,379)	19,524
Lending	124,836	—	124,836	(6,853)	117,983
Debt securities	37,201	—	37,201	—	37,201
Equity shares	928	—	928	—	928
Derivatives	3,217	(472)	2,745	(78)	2,667
Settlement balances	2,468	—	2,468	(1,805)	663
Other financial assets	32	—	32	—	32
Total third party	215,454	(20,423)	195,031	(14,115)	180,916
Amounts due from holding company and fellow subsidiaries	165,607	—	165,607	—	165,607
Total gross of short positions	381,061	(20,423)	360,638	(14,115)	346,523
Short positions	(13,482)	—	(13,482)	—	(13,482)
Total net of short positions	367,579	(20,423)	347,156	(14,115)	333,041

2010
Cash balances at central banks	1,824	—	1,824	—	1,824
Reverse repos	38,457	(13,445)	25,012	(7,419)	17,593
Lending	138,341	—	138,341	(10,008)	128,333
Debt securities	36,256	—	36,256	—	36,256
Equity shares	904	—	904	—	904
Derivatives	2,626	(529)	2,097	(89)	2,008
Settlement balances	5,154	(1,393)	3,761	(1,387)	2,374
Other financial assets	30	—	30	—	30
Total third party	223,592	(15,367)	208,225	(18,903)	189,322
Amounts due from holding company and fellow subsidiaries	152,310	—	152,310	—	152,310
Total gross of short positions	375,902	(15,367)	360,535	(18,903)	341,632
Short positions	(13,943)	—	(13,943)	—	(13,943)
Total net of short positions	361,959	(15,367)	346,592	(18,903)	327,689

Notes:
(1)
Relates to offset arrangements that comply with IFRS criteria and to transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)
This reflects the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Financial review Risk and balance sheet management continued

Sector and geographic concentration
The following tables provide an analysis of credit concentration of financial assets by sector and geography. Geographical regions are based on the location of the lending office or issuer.

		NatWest Group
		Reverse repos	Lending			Securities				Balance sheet value	Non-IFRS offset (1)	Exposure post offset
			Core	Non-Core	Total	Debt	Equity	Derivatives	Other
	2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Government (2)	—	1,252	1	1,253	14,140	—	6	500	15,899	(644)	15,255
Financial institutions	- banks (3)	4,706	5,158	39	5,197	473	—	26	2,298	12,700	—	12,700
	- other (4)	22,807	3,728	112	3,840	16,797	867	750	1,783	46,844	(3,571)	43,273
Personal	- mortgages	—	86,587	15	86,602	—	—	—	—	86,602	—	86,602
	- unsecured	—	16,143	87	16,230	—	—	—	—	16,230	—	16,230
	Property	—	18,579	15,098	33,677	8	30	681	—	34,396	(819)	33,577
	Construction	—	2,789	745	3,534	3	1	16	—	3,554	(1,080)	2,474
	Manufacturing	—	4,784	194	4,978	154	15	77	17	5,241	(1,448)	3,793
	Finance leases (5)	—	152	51	203	—	—	—	—	203	—	203
	Retail, wholesale and repairs	—	7,497	408	7,905	58	1	89	1	8,054	(1,227)	6,827
	Transport and storage	—	1,951	63	2,014	30	—	38	—	2,082	(404)	1,678
	Health, education and leisure	—	7,249	185	7,434	168	—	282	31	7,915	(700)	7,215
	Hotels and restaurants	—	3,642	503	4,145	11	—	72	—	4,228	(126)	4,102
	Utilities	—	1,251	2	1,253	96	15	91	7	1,462	(535)	927
	Other	4	9,466	484	9,950	422	7	126	23	10,532	(615)	9,917
	Total third party	27,517	170,228	17,987	188,215	32,360	936	2,254	4,660	255,942	(11,169)	244,773
	Amounts due from holding company and fellow subsidiaries	—	128,175	16	128,191	2,555	—	2,532	—	133,278	—	133,278
	Total gross of provisions	27,517	298,403	18,003	316,406	34,915	936	4,786	4,660	389,220	(11,169)	378,051
	Provisions	—	(6,939)	(7,452)	(14,391)	—	(38)	—	—	(14,429)	n/a	(14,429)
	Total	27,517	291,464	10,551	302,015	34,915	898	4,786	4,660	374,791	(11,169)	363,622

	2011
	Government (2)	—	1,931	2	1,933	17,766	—	8	1	19,708	(621)	19,087
Financial institutions	- banks (3)	7,530	7,204	28	7,232	—	114	16	1,918	16,810	(30)	16,780
	- other (4)	17,368	3,206	154	3,360	18,373	753	989	2,412	43,255	(6,391)	36,864
Personal	- mortgages	—	25,717	6	25,723	—	—	—	—	25,723	—	25,723
	- unsecured	—	17,926	119	18,045	—	—	—	7	18,052	—	18,052
	Property	—	19,063	19,301	38,364	26	18	847	—	39,255	(913)	38,342
	Construction	—	3,367	1,049	4,416	21	2	48	—	4,487	(965)	3,522
	Manufacturing	—	4,707	244	4,951	106	3	93	—	5,153	(1,480)	3,673
	Finance leases (5)	—	27	53	80	—	—	—	—	80	—	80
	Retail, wholesale and repairs	—	8,040	511	8,551	55	2	109	—	8,717	(1,403)	7,314
	Transport and storage	—	1,892	89	1,981	17	—	38	—	2,036	(169)	1,867
	Health, education and leisure	—	6,925	356	7,281	74	5	296	—	7,656	(807)	6,849
	Hotels and restaurants	—	3,741	544	4,285	68	1	84	—	4,438	(114)	4,324
	Utilities	—	1,398	38	1,436	275	19	95	—	1,825	(437)	1,388
	Other	5	8,679	866	9,545	421	47	122	80	10,220	(785)	9,435
	Total third-party	24,903	113,823	23,360	137,183	37,202	964	2,745	4,418	207,415	(14,115)	193,300
	Amounts due from holding company and fellow subsidiaries	—	159,313	38	159,351	3,804	—	2,452	—	165,607	—	165,607
	Total gross of provisions	24,903	273,136	23,398	296,534	41,006	964	5,197	4,418	373,022	(14,115)	358,907
	Provisions	—	(5,352)	(6,995)	(12,347)	(1)	(36)	—	—	(12,384)	n/a	(12,384)
	Total	24,903	267,784	16,403	284,187	41,005	928	5,197	4,418	360,638	(14,115)	346,523

For the notes to this table refer to page 73.

Balance sheet analysis: Sector and geographic concentration continued

		NatWest Group
			Lending			Securities
		Reverse repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	Balance sheet value	Non-IFRS offset (1)	Exposure post offset
	2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Government (2)	—	1,926	13	1,939	12,816	—	5	112	14,872	(1,232)	13,640
Financial institutions	- banks (3)	8,982	8,512	22	8,534	—	537	7	1,824	19,884	(190)	19,694
	- other (4)	16,023	2,615	541	3,156	21,469	218	915	3,672	45,453	(8,798)	36,655
Personal	- mortgages	—	26,181	8	26,189	—	—	—	—	26,189	(5)	26,184
	- unsecured	—	19,146	116	19,262	—	—	—	6	19,268	—	19,268
	Property	—	19,567	21,166	40,733	95	14	497	—	41,339	(618)	40,721
	Construction	—	3,834	1,484	5,318	5	—	25	—	5,348	(973)	4,375
	Manufacturing	—	5,986	340	6,326	407	9	131	—	6,873	(1,602)	5,271
	Finance leases (5)	—	16	89	105	—	—	—	—	105	—	105
	Retail, wholesale and repairs	—	8,820	599	9,419	127	2	110	—	9,658	(1,870)	7,788
	Transport and storage	—	1,982	450	2,432	93	2	34	—	2,561	(147)	2,414
	Health, education and leisure	—	7,596	414	8,010	1	1	221	—	8,233	(888)	7,345
	Hotels and restaurants	—	4,034	616	4,650	62	—	55	—	4,767	(133)	4,634
	Utilities	—	1,815	3	1,818	588	4	40	—	2,450	(976)	1,474
	Other	7	8,846	1,013	9,859	593	144	57	1	10,661	(1,471)	9,190
	Total third-party	25,012	120,876	26,874	147,750	36,256	931	2,097	5,615	217,661	(18,903)	198,758
	Amounts due from holding company and fellow subsidiaries	—	146,790	919	147,709	3,238	—	1,363	—	152,310	—	152,310
	Total gross of provisions	25,012	267,666	27,793	295,459	39,494	931	3,460	5,615	369,971	(18,903)	351,068
	Provisions	—	(4,352)	(5,057)	(9,409)	—	(27)	—	—	(9,436)	n/a	(9,436)
	Total	25,012	263,314	22,736	286,050	39,494	904	3,460	5,615	360,535	(18,903)	341,632

For the notes to this table refer to page 73.

Key points
•
Third party exposure post offset increased by £51 billion at 31 December 2012, primarily reflecting £61 billion relating to the transfer of the residential mortgage portfolio from fellow subsidiary, NatWest Home Loans, partially offset by a £5 billion Non-Core lending reduction and a decrease in debt securities of £5 billion.

•	A significant proportion, £4.5 billion, of the Non-Core lending reduction was in property and construction, in UK Corporate and Ulster Bank.

•	Government debt securities decreased by £3.6 billion of which £3.5 billion was US government. Asset-backed securities, primarily US agency, also decreased by £2.3 billion.

Financial review Risk and balance sheet management continued

 The tables on pages 68 to 78 analyse financial assets by geographical region (location of office) and sector.

		NatWest Group
		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Non-IFRS offset (1)	Exposure post offset
			Core	Non-Core	Total	Debt	Equity
	2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	UK
	Government (2)	—	1,210	1	1,211	—	—	6	—	1,217	(644)	573
Financial institutions	- banks (3)	—	3,416	2	3,418	—	—	6	1,469	4,893	—	4,893
	- other (4)	—	2,600	35	2,635	1	647	598	4	3,885	(568)	3,317
Personal	- mortgages	—	68,856	—	68,856	—	—	—	—	68,856	—	68,856
	- unsecured	—	13,627	3	13,630	—	—	—	—	13,630	—	13,630
	Property	—	14,405	6,652	21,057	—	23	604	—	21,684	(814)	20,870
	Construction	—	2,525	495	3,020	—	—	16	—	3,036	(1,059)	1,977
	Manufacturing	—	4,022	92	4,114	—	2	60	17	4,193	(1,439)	2,754
	Finance leases (5)	—	72	51	123	—	—	—	—	123	—	123
	Retail, wholesale and repairs	—	5,800	170	5,970	—	—	84	1	6,055	(1,205)	4,850
	Transport and storage	—	993	30	1,023	—	—	27	—	1,050	(399)	651
	Health, education and leisure	—	6,441	113	6,554	—	—	282	31	6,867	(694)	6,173
	Hotels and restaurants	—	2,805	171	2,976	—	—	72	—	3,048	(122)	2,926
	Utilities	—	702	2	704	—	—	46	7	757	(535)	222
	Other	—	6,910	345	7,255	—	—	115	23	7,393	(562)	6,831
	Total third-party	—	134,384	8,162	142,546	1	672	1,916	1,552	146,687	(8,041)	138,646
	Amounts due from holding company and fellow subsidiaries	—	100,553	7	100,560	2,555	—	2,146	—	105,261	—	105,261
	Total gross of provisions	—	234,937	8,169	243,106	2,556	672	4,062	1,552	251,948	(8,041)	243,907
	Provisions	—	(3,461)	(2,188)	(5,649)	—	(38)	—	—	(5,687)	n/a	(5,687)
	Total	—	231,476	5,981	237,457	2,556	634	4,062	1,552	246,261	(8,041)	238,220

	US
	Government (2)	—	—	—	—	13,749	—	—	500	14,249	—	14,249
Financial institutions	- banks (3)	4,331	530	7	537	473	—	—	—	5,341	—	5,341
	- other (4)	22,807	839	—	839	16,796	192	61	1,776	42,471	(3,003)	39,468
Personal	- mortgages	—	465	10	475	—	—	—	—	475	—	475
	Property	—	37	145	182	8	5	—	—	195	—	195
	Construction	—	—	—	—	3	1	—	—	4	—	4
	Manufacturing	—	—	—	—	154	3	—	—	157	—	157
	Retail, wholesale and repairs	—	—	—	—	58	1	—	—	59	—	59
	Transport and storage	—	—	—	—	30	—	—	—	30	—	30
	Health, education and leisure	—	—	—	—	168	—	—	—	168	—	168
	Hotels and restaurants	—	—	—	—	11	—	—	—	11	—	11
	Utilities	—	—	—	—	95	15	—	—	110	—	110
	Other	4	1	—	1	422	7	2	—	436	—	436
	Total third-party	27,142	1,872	162	2,034	31,967	224	63	2,276	63,706	(3,003)	60,703
	Amounts due from holding company and fellow subsidiaries	—	21,536	3	21,539	—	—	6	—	21,545	—	21,545
	Total	27,142	23,408	165	23,573	31,967	224	69	2,276	85,251	(3,003)	82,248

For the notes to this table refer to page 73.

Balance sheet analysis: Sector and geographic concentration continued

		NatWest Group
			Lending			Securities
		Reverse repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	Balance sheet value	Non-IFRS offset (1)	Exposure post offset
	2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Europe
	Government (2)	—	42	—	42	267	—	—	—	309	—	309
Financial institutions	- banks (3)	375	756	30	786	—	—	19	829	2,009	—	2,009
	- other (4)	—	283	77	360	—	28	85	3	476	—	476
Personal	- mortgages	—	17,266	5	17,271	—	—	—	—	17,271	—	17,271
	- unsecured	—	1,465	84	1,549	—	—	—	—	1,549	—	1,549
	Property	—	4,137	8,301	12,438	—	2	77	—	12,517	(5)	12,512
	Construction	—	264	250	514	—	—	—	—	514	(21)	493
	Manufacturing	—	753	102	855	—	10	17	—	882	(9)	873
	Finance leases (5)	—	80	—	80	—	—	—	—	80	—	80
	Retail, wholesale and repairs	—	1,684	238	1,922	—	—	5	—	1,927	(22)	1,905
	Transport and storage	—	958	33	991	—	—	11	—	1,002	(5)	997
	Health, education and leisure	—	808	72	880	—	—	—	—	880	(6)	874
	Hotels and restaurants	—	837	332	1,169	—	—	—	—	1,169	(4)	1,165
	Utilities	—	549	—	549	1	—	45	—	595	—	595
	Other	—	1,849	139	1,988	—	—	9	—	1,997	(53)	1,944
	Total third-party	375	31,731	9,663	41,394	268	40	268	832	43,177	(125)	43,052
	Amounts due from holding company and fellow subsidiaries	—	5,292	6	5,298	—	—	378	—	5,676	—	5,676
	Total gross of provisions	375	37,023	9,669	46,692	268	40	646	832	48,853	(125)	48,728
	Provisions	—	(3,477)	(5,264)	(8,741)	—	—	—	—	(8,741)	n/a	(8,741)
	Total	375	33,546	4,405	37,951	268	40	646	832	40,112	(125)	39,987

RoW
Government (2)		—	—	—	—	124	—	—	—	124	—	124
Financial institutions	- banks (3)	—	456	—	456	—	—	1	—	457	—	457
	- other (4)	—	6	—	6	—	—	6	—	12	—	12
Personal	- unsecured	—	1,051	—	1,051	—	—	—	—	1,051	—	1,051
Manufacturing		—	9	—	9	—	—	—	—	9	—	9
Retail, wholesale and repairs		—	13	—	13	—	—	—	—	13	—	13
Other		—	706	—	706	—	—	—	—	706	—	706
Total third-party		—	2,241	—	2,241	124	—	7	—	2,372	—	2,372
Amounts due from holding company and fellow subsidiaries		—	794	—	794	—	—	2	—	796	—	796
Total gross of provisions		—	3,035	—	3,035	124	—	9	—	3,168	—	3,168
Provisions		—	(1)	—	(1)	—	—	—	—	(1)	n/a	(1)
Total		—	3,034	—	3,034	124	—	9	—	3,167	—	3,167

For the notes to this table refer to page 73.

Financial review Risk and balance sheet management continued

		NatWest Group
			Lending			Securities
		Reverse repos	Core	Non-Core	Total	Debt	Equity	Derivatives	Other	Balance sheet value	Non-IFRS offset (1)	Exposure post offset
	2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	UK
	Government (2)	—	1,887	2	1,889	—	—	8	—	1,897	(621)	1,276
Financial institutions	- banks (3)	—	3,351	1	3,352	—	114	16	1,442	4,924	(15)	4,909
	- other (4)	—	1,885	78	1,963	83	507	655	—	3,208	(415)	2,793
Personal	- mortgages	—	7,292	—	7,292	—	—	—	—	7,292	—	7,292
	- unsecured	—	14,531	14	14,545	—	—	—	—	14,545	—	14,545
	Property	—	14,844	9,833	24,677	—	15	643	—	25,335	(904)	24,431
	Construction	—	3,080	780	3,860	—	—	30	—	3,890	(941)	2,949
	Manufacturing	—	3,830	125	3,955	—	—	83	—	4,038	(1,471)	2,567
	Finance leases (5)	—	19	53	72	—	—	—	—	72	—	72
	Retail, wholesale and repairs	—	6,419	208	6,627	—	—	104	—	6,731	(1,379)	5,352
	Transport and storage	—	1,108	23	1,131	—	—	25	—	1,156	(163)	993
	Health, education and leisure	—	6,080	272	6,352	—	—	291	—	6,643	(799)	5,844
	Hotels and restaurants	—	2,886	164	3,050	—	—	78	—	3,128	(108)	3,020
	Utilities	—	613	38	651	—	—	62	—	713	(437)	276
	Other	—	7,024	417	7,441	1	29	106	80	7,657	(729)	6,928
	Total third-party	—	74,849	12,008	86,857	84	665	2,101	1,522	91,229	(7,982)	83,247
	Amounts due from holding company and fellow subsidiaries	—	129,756	15	129,771	3,689	—	1,788	—	135,248	—	135,248
	Total gross of provisions	—	204,605	12,023	216,628	3,773	665	3,889	1,522	226,477	(7,982)	218,495
	Provisions	—	(2,943)	(2,160)	(5,103)	—	(36)	—	—	(5,139)	n/a	(5,139)
	Total	—	201,662	9,863	211,525	3,773	629	3,889	1,522	221,338	(7,982)	213,356

	US
	Government (2)	—	—	—	—	17,298	—	—	1	17,299	—	17,299
Financial institutions	- banks (3)	7,276	330	9	339	—	—	—	—	7,615	(15)	7,600
	- other (4)	17,368	902	—	902	18,142	230	186	2,388	39,216	(5,975)	33,241
Personal	- mortgages	—	263	—	263	—	—	—	—	263	—	263
	Property	—	12	153	165	26	3	—	—	194	—	194
	Construction	—	—	—	—	21	2	—	—	23	—	23
	Manufacturing	—	—	—	—	101	2	—	—	103	—	103
	Retail, wholesale and repairs	—	—	—	—	51	—	—	—	51	—	51
	Transport and storage	—	—	—	—	15	—	—	—	15	—	15
	Health, education and leisure	—	—	—	—	74	4	3	—	81	—	81
	Hotels and restaurants	—	—	—	—	68	1	—	—	69	—	69
	Utilities	—	—	—	—	239	16	—	—	255	—	255
	Other	5	—	299	299	370	10	11	—	695	—	695
	Total third-party	24,649	1,507	461	1,968	36,405	268	200	2,389	65,879	(5,990)	59,889
	Amounts due from holding company and fellow subsidiaries	—	24,941	8	24,949	115	—	9	—	25,073	—	25,073
	Total	24,649	26,448	469	26,917	36,520	268	209	2,389	90,952	(5,990)	84,962

For the notes to this table refer to page 73.

Balance sheet analysis: Sector and geographic concentration continued

		NatWest Group
		Reverse repos	Lending			Securities				Balance sheet value	Non-IFRS offset (1)	Exposure post offset
			Core	Non-Core	Total	Debt	Equity	Derivatives	Other
	2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Europe
	Government (2)	—	44	—	44	333	—	—	—	377	—	377
Financial institutions	- banks (3)	254	2,514	18	2,532	—	—	—	476	3,262	—	3,262
	- other (4)	—	419	76	495	148	16	124	24	807	(1)	806
Personal	- mortgages	—	18,162	6	18,168	—	—	—	—	18,168	—	18,168
	- unsecured	—	1,889	105	1,994	—	—	—	7	2,001	—	2,001
	Property	—	4,207	9,315	13,522	—	—	204	—	13,726	(9)	13,717
	Construction	—	287	269	556	—	–	18	—	574	(24)	550
	Manufacturing	—	877	119	996	5	1	10	—	1,012	(9)	1,003
	Finance leases (5)	—	8	—	8	—	—	—	—	8	—	8
	Retail, wholesale and repairs	—	1,621	303	1,924	4	2	5	—	1,935	(24)	1,911
	Transport and storage	—	784	66	850	2	—	13	—	865	(6)	859
	Health, education and leisure	—	845	84	929	—	1	2	—	932	(8)	924
	Hotels and restaurants	—	855	380	1,235	—	—	6	—	1,241	(6)	1,235
	Utilities	—	785	—	785	36	3	33	—	857	—	857
	Other	—	1,654	150	1,804	50	8	5	—	1,867	(56)	1,811
	Total third-party	254	34,951	10,891	45,842	578	31	420	507	47,632	(143)	47,489
	Amounts due from holding company and fellow subsidiaries	—	3,296	15	3,311	—	—	618	—	3,929	—	3,929
	Total gross of provisions	254	38,247	10,906	49,153	578	31	1,038	507	51,561	(143)	51,418
	Provisions	—	(2,408)	(4,835)	(7,243)	(1)	—	—	—	(7,244)	n/a	(7,244)
	Total	254	35,839	6,071	41,910	577	31	1,038	507	44,317	(143)	44,174

RoW
Government (2)		—	—	—	—	135	—	—	—	135	—	135
Financial institutions	- banks (3)	—	1,009	—	1,009	—	—	—	—	1,009	—	1,009
	- other (4)	—	—	—	—	—	—	24	—	24	—	24
Personal	- mortgages	—	1,506	—	1,506	—	—	—	—	1,506	—	1,506
Other		—	1	—	1	—	—	—	—	1	—	1
Total third-party		—	2,516	—	2,516	135	—	24	—	2,675	—	2,675
Amounts due from holding company and fellow subsidiaries		—	1,320	—	1,320	—	—	37	—	1,357	—	1,357
Total gross of provisions		—	3,836	—	3,836	135	—	61	—	4,032	—	4,032
Provisions		—	(1)	—	(1)	—	—	—	—	(1)	n/a	(1)
Total		—	3,835	—	3,835	135	—	61	—	4,031	—	4,031

For the notes to this table refer to page 73.

Financial review Risk and balance sheet management continued

		NatWest Group
		Reverse repos	Lending			Securities				Balance sheet value	Non-IFRS offset (1)	Exposure post offset
			Core	Non-Core	Total	Debt	Equity	Derivatives	Other
	2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	UK
	Government (2)	—	1,875	13	1,888	—	—	5	—	1,893	(1,232)	661
Financial institutions	- banks (3)	—	4,313	8	4,321	—	520	7	1,484	6,332	(6)	6,326
	- other (4)	—	1,980	464	2,444	210	4	348	—	3,006	(342)	2,664
Personal	- mortgages	—	6,601	—	6,601	—	—	—	—	6,601	—	6,601
	- unsecured	—	15,541	8	15,549	—	—	—	—	15,549	—	15,549
	Property	—	14,935	11,465	26,400	—	11	497	—	26,908	(613)	26,295
	Construction	—	3,494	1,107	4,601	—	—	25	—	4,626	(959)	3,667
	Manufacturing	—	4,871	212	5,083	3	—	131	—	5,217	(1,596)	3,621
	Finance leases (5)	—	16	75	91	—	—	—	—	91	—	91
	Retail, wholesale and repairs	—	7,359	342	7,701	—	—	110	—	7,811	(1,855)	5,956
	Transport and storage	—	1,235	360	1,595	—	—	34	—	1,629	(142)	1,487
	Health, education and leisure	—	6,669	328	6,997	—	—	221	—	7,218	(888)	6,330
	Hotels and restaurants	—	3,108	203	3,311	—	—	55	—	3,366	(129)	3,237
	Utilities	—	1,008	3	1,011	—	—	40	—	1,051	(976)	75
	Other	—	6,961	430	7,391	—	130	57	—	7,578	(1,427)	6,151
	Total third-party	—	79,966	15,018	94,984	213	665	1,530	1,484	98,876	(10,165)	88,711
	Amounts due from holding company and fellow subsidiaries	—	116,739	898	117,637	3,238	—	776	—	121,651	—	121,651
	Total gross of provisions	—	196,705	15,916	212,621	3,451	665	2,306	1,484	220,527	(10,165)	210,362
	Provisions	—	(2,871)	(1,618)	(4,489)	—	(27)	—	—	(4,516)	n/a	(4,516)
	Total	—	193,834	14,298	208,132	3,451	638	2,306	1,484	216,011	(10,165)	205,846

	US
	Government (2)	—	—	—	—	11,848	—	—	112	11,960	—	11,960
Financial institutions	- banks (3)	8,964	329	—	329	—	—	—	—	9,293	(184)	9,109
	- other (4)	16,023	325	—	325	20,824	210	162	3,647	41,191	(8,455)	32,736
Personal	- mortgages	—	265	—	265	—	—	—	—	265	—	265
	Property	—	136	140	276	95	3	—	—	374	—	374
	Construction	—	—	—	—	5	—	—	—	5	—	5
	Manufacturing	—	—	—	—	399	8	—	—	407	—	407
	Retail, wholesale and repairs	—	—	—	—	122	—	—	—	122	—	122
	Transport and storage	—	—	—	—	91	1	—	—	92	—	92
	Health, education and leisure	—	—	—	—	1	—	—	—	1	—	1
	Hotels and restaurants	—	—	11	11	62	—	—	—	73	—	73
	Utilities	—	—	—	—	564	—	—	—	564	—	564
	Other	7	1	316	317	556	14	—	—	894	—	894
	Total third-party	24,994	1,056	467	1,523	34,567	236	162	3,759	65,241	(8,639)	56,602
	Amounts due from holding company and fellow subsidiaries	—	25,787	6	25,793	—	—	39	—	25,832	—	25,832
	Total gross of provisions	24,994	26,843	473	27,316	34,567	236	201	3,759	91,073	(8,639)	82,434
	Provisions	—	(8)	—	(8)	—	—	—	—	(8)	n/a	(8)
	Total	24,994	26,835	473	27,308	34,567	236	201	3,759	91,065	(8,639)	82,426

For the notes to this table refer to page 73.

Balance sheet analysis: Sector and geographic concentration continued

		NatWest Group
		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Non-IFRS offset (1)	Exposure post offset
			Core	Non-Core	Total	Debt	Equity
	2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Europe
	Government (2)	—	51	—	51	676	—	—	—	727	—	727
Financial institutions	- banks (3)	18	3,293	14	3,307	—	17	—	340	3,682	—	3,682
	- other (4)	—	310	77	387	329	4	399	25	1,144	(1)	1,143
Personal	- mortgages	—	19,315	8	19,323	—	—	—	—	19,323	(5)	19,318
	- unsecured	—	2,156	108	2,264	—	—	—	6	2,270	—	2,270
	Property	—	4,496	9,561	14,057	—	—	—	—	14,057	(5)	14,052
	Construction	—	340	377	717	—	—	—	—	717	(14)	703
	Manufacturing	—	1,115	128	1,243	5	1	—	—	1,249	(6)	1,243
	Finance leases (5)	—	—	14	14	—	—	—	—	14	—	14
	Retail, wholesale and repairs	—	1,461	257	1,718	5	2	—	—	1,725	(15)	1,710
	Transport and storage	—	747	90	837	2	1	—	—	840	(5)	835
	Health, education and leisure	—	927	86	1,013	—	1	—	—	1,014	—	1,014
	Hotels and restaurants	—	926	402	1,328	—	—	—	—	1,328	(4)	1,324
	Utilities	—	807	—	807	24	4	—	—	835	—	835
	Other	—	1,883	267	2,150	37	—	—	1	2,188	(44)	2,144
	Total third-party	18	37,827	11,389	49,216	1,078	30	399	372	51,113	(99)	51,014
	Amounts due from holding company and fellow subsidiaries	—	2,664	15	2,679	—	—	547	—	3,226	—	3,226
	Total gross of provisions	18	40,491	11,404	51,895	1,078	30	946	372	54,339	(99)	54,240
	Provisions	—	(1,471)	(3,439)	(4,910)	—	—	—	—	(4,910)	n/a	(4,910)
	Total	18	39,020	7,965	46,985	1,078	30	946	372	49,429	(99)	49,330

RoW
Government (2)		—	—	—	—	292	—	—	—	292	—	292
Financial institutions	- banks (3)	—	577	—	577	—	—	—	—	577	—	577
	- other (4)	—	—	—	—	106	—	6	—	112	—	112
Personal	- unsecured	—	1,449	—	1,449	—	—	—	—	1,449	—	1,449
Other		—	1	—	1	—	—	—	—	1	—	1
Total third-party		—	2,027	—	2,027	398	—	6	—	2,431	—	2,431
Amounts due from holding company and fellow subsidiaries		—	1,600	—	1,600	—	—	1	—	1,601	—	1,601
Total gross of provisions		—	3,627	—	3,627	398	—	7	—	4,032	—	4,032
Provisions		—	(2)	—	(2)	—	—	—	—	(2)	n/a	(2)
Total		—	3,625	—	3,625	398	—	7	—	4,030	—	4,030

Notes:
(1)
This reflects the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)	Includes central and local government.
(3)	Financial institutions in banks includes £2,298 million (2011 - £1,918 million; 2010 - £1,824 million) relating to cash and balances at central banks.
(4)	Loans made by the Group's consolidated conduits to asset owning companies are included within Financial institutions - other.
(5)	Includes instalment credit.

Financial review Risk and balance sheet management continued

 The table below analyses the Bank’s financial asset exposures, both gross and net of offset arrangements.

	Gross exposure	Balance sheet value	Non-IFRS offset (1)	Exposure post offset
2012	£m	£m	£m	£m
Cash balances at central banks	921	921	—	921
Lending	119,845	119,845	(6,998)	112,847
Equity shares	10	10	—	10
Derivatives	1,799	1,799	—	1,799
Settlement balances	83	83	(828)	(745)
Total third party financial assets (net of provisions)	122,658	122,658	(7,826)	114,832
Amounts due from holding company and subsidiaries	85,874	85,874	—	85,874
Total	208,532	208,532	(7,826)	200,706

2011
Cash balances at central banks	917	917	—	917
Lending	64,090	64,090	(6,854)	57,236
Debt securities	2	2	—	2
Equity shares	10	10	—	10
Derivatives	2,057	2,057	—	2,057
Settlement balances	78	78	(1,005)	(927)
Total third party financial assets (net of provisions)	67,154	67,154	(7,859)	59,295
Amounts due from holding company and subsidiaries	116,858	116,858	—	116,858
Total	184,012	184,012	(7,859)	176,153

2010
Cash balances at central banks	867	867	—	867
Lending	72,018	72,018	(10,008)	62,010
Debt securities	3	3	—	3
Equity shares	15	15	—	15
Derivatives	1,496	1,496	—	1,496
Settlement balances	—	—	(5)	(5)
Total third party financial assets (net of provisions)	74,399	74,399	(10,013)	64,386
Amounts due from holding company and subsidiaries	105,038	105,038	—	105,038
Total	179,437	179,437	(10,013)	169,424

Note:
(1)
This reflects the amounts by which the Group’s credit risk is reduced through arrangements such as master netting agreements and current account pooling. In addition the Group holds collateral in respect of individual loans and advances. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repo and derivative transactions.

Balance sheet analysis: Sector and geographic concentration continued
The following tables provide an analysis of credit concentration of the Bank’s financial assets by sector and geography. Geographical regions are based on the location of the lending office or issuer.

		Bank
		Lending				Securities				Balance sheet value	Non-IFRS offset (2)	Exposure post offset
		Core	Non-Core	Total		Debt	Equity	Derivatives	Other (1)
	2012	£m	£m	£m		£m	£m	£m	£m	£m	£m	£m
	Government (3)	1,210	1	1,211		—	—	6	—	1,217	(636)	581
Financial institutions	- banks	2,481	—	2,481		—	—	6	921	3,408	—	3,408
	- others	2,024	28	2,052		—	8	557	4	2,621	(566)	2,055
Personal	- mortgages	61,009	—	61,009		—	—	—	—	61,009	—	61,009
	- unsecured	10,661	—	10,661		—	—	—	—	10,661	—	10,661
	Property	12,835	3,983	16,818		—	—	541	—	17,359	(787)	16,572
	Construction	2,350	328	2,678		—	—	16	—	2,694	(1,031)	1,663
	Manufacturing	3,731	62	3,793		—	2	59	17	3,871	(1,422)	2,449
	Finance leases (4)	9	—	9		—	—	—	—	9	—	9
	Retail, wholesale and repairs	5,454	150	5,604		—	—	84	1	5,689	(1,172)	4,517
	Transport and storage	961	26	987		—	—	23	—	1,010	(390)	620
	Health, education and leisure	6,126	110	6,236		—	—	276	31	6,543	(683)	5,860
	Hotels and restaurants	2,606	154	2,760	`	—	—	72	—	2,832	(117)	2,715
	Utilities	696	2	698		—	—	46	7	751	(532)	219
	Other	6,086	322	6,408		—	—	113	23	6,544	(490)	6,054
	Total third-party	118,239	5,166	123,405		—	10	1,799	1,004	126,218	(7,826)	118,392
	Amounts due from holding company and subsidiaries	81,231	7	81,238		2,523	—	2,113	—	85,874	—	85,874
	Total gross of provisions	199,470	5,173	204,643		2,523	10	3,912	1,004	212,092	(7,826)	204,266
	Provisions	(2,980)	(580)	(3,560)		—	—	—	—	(3,560)	n/a	(3,560)
	Total	196,490	4,593	201,083		2,523	10	3,912	1,004	208,532	(7,826)	200,706

	2011
	Government (3)	1,887	2	1,889	—	—	8	—	1,897	(621)	1,276
Financial institutions	- banks	2,377	30	2,407	—	—	25	917	3,349	—	3,349
	- others	1,410	39	1,449	—	10	598	—	2,057	(429)	1,628
Personal	- mortgages	9	—	9	—	—	—	—	9	—	9
	- unsecured	11,342	12	11,354	—	—	—	—	11,354	—	11,354
	Property	12,057	7,525	19,582	—	—	642	—	20,224	(883)	19,341
	Construction	3,514	—	3,514	—	—	31	—	3,545	(927)	2,618
	Manufacturing	3,546	94	3,640	—	—	82	—	3,722	(1,465)	2,257
	Finance leases (4)	13	1	14	—	—	—	—	14	—	14
	Retail, wholesale and repairs	6,048	185	6,233	—	—	104	—	6,337	(1,361)	4,976
	Transport and storage	1,073	18	1,091	—	—	25	—	1,116	(159)	957
	Health, education and leisure	5,756	267	6,023	—	—	291	—	6,314	(795)	5,519
	Hotels and restaurants	2,708	144	2,852	—	—	78	—	2,930	(105)	2,825
	Utilities	609	38	647	—	—	62	—	709	(437)	272
	Other	6,242	393	6,635	2	—	111	78	6,826	(677)	6,149
	Total third-party	58,591	8,748	67,339	2	10	2,057	995	70,403	(7,859)	62,544
	Amounts due from holding company and subsidiaries	111,407	7	111,414	3,689	—	1,755	—	116,858	—	116,858
	Total gross of provisions	169,998	8,755	178,753	3,691	10	3,812	995	187,261	(7,859)	179,402
	Provisions	(2,564)	(685)	(3,249)	—	—	—	—	(3,249)	n/a	(3,249)
	Total	167,434	8,070	175,504	3,691	10	3,812	995	184,012	(7,859)	176,153

For the notes to this table refer to page 78.

Financial review Risk and balance sheet management continued

		Bank
		Lending			Securities		Derivatives	Other (1)	Balance sheet value	Non-IFRS offset (2)	Exposure post offset
		Core	Non-Core	Total	Debt	Equity
	2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Government (3)	1,878	3	1,881	—	—	5	—	1,886	(1,232)	654
Financial institutions	- banks	3,099	1	3,100	—	—	13	867	3,980	(1)	3,979
	- others	1,504	66	1,570	—	15	308	—	1,893	(346)	1,547
Personal	- mortgages	11	—	11	—	—	—	—	11	—	11
	- unsecured	12,281	—	12,281	—	—	—	—	12,281	—	12,281
	Property	21,199	251	21,450	—	—	497	—	21,947	(586)	21,361
	Construction	4,158	—	4,158	—	—	25	—	4,183	(941)	3,242
	Manufacturing	4,727	14	4,741	3	—	131	—	4,875	(1,588)	3,287
	Finance leases (4)	37	—	37	—	—	—	—	37	—	37
	Retail, wholesale and repairs	7,304	—	7,304	—	—	110	—	7,414	(1,833)	5,581
	Transport and storage	1,243	309	1,552	—	—	34	—	1,586	(137)	1,449
	Health, education and leisure	6,570	—	6,570	—	—	221	—	6,791	(888)	5,903
	Hotels and restaurants	3,092	27	3,119	—	—	55	—	3,174	(126)	3,048
	Utilities	1,007	2	1,009	—	—	40	—	1,049	(975)	74
	Other	6,352	226	6,578	—	—	57	—	6,635	(1,360)	5,275
	Total third-party	74,462	899	75,361	3	15	1,496	867	77,742	(10,013)	67,729
	Amounts due from holding company and subsidiaries	101,025	27	101,052	3,238	—	748	—	105,038	—	105,038
	Total gross of provisions	175,487	926	176,413	3,241	15	2,244	867	182,780	(10,013)	172,767
	Provisions	(3,342)	(1)	(3,343)	—	—	—	—	(3,343)	n/a	(3,343)
	Total	172,145	925	173,070	3,241	15	2,244	867	179,437	(10,013)	169,424
	2012
	UK
	Government (3)	1,210	1	1,211	—	—	6	—	1,217	(636)	581
Financial institutions	- banks	2,475	—	2,475	—	—	6	921	3,402	—	3,402
	- others	2,024	28	2,052	—	8	557	4	2,621	(566)	2,055
Personal	- mortgages	61,009	—	61,009	—	—	—	—	61,009	—	61,009
	- unsecured	10,661	—	10,661	—	—	—	—	10,661	—	10,661
	Property	12,835	3,983	16,818	—	—	541	—	17,359	(787)	16,572
	Construction	2,350	328	2,678	—	—	16	—	2,694	(1,031)	1,663
	Manufacturing	3,731	62	3,793	—	2	59	17	3,871	(1,422)	2,449
	Finance leases (4)	9	—	9	—	—	—	—	9	—	9
	Retail, wholesale and repairs	5,454	150	5,604	—	—	84	1	5,689	(1,172)	4,517
	Transport and storage	961	26	987	—	—	23	—	1,010	(390)	620
	Health, education and leisure	6,126	110	6,236	—	—	276	31	6,543	(683)	5,860
	Hotels and restaurants	2,606	154	2,760	—	—	72	—	2,832	(117)	2,715
	Utilities	696	2	698	—	—	46	7	751	(532)	219
	Other	6,086	322	6,408	—	—	113	23	6,544	(490)	6,054
	Total third-party	118,233	5,166	123,399	—	10	1,799	1,004	126,212	(7,826)	118,386
	Amounts due from holding company and subsidiaries	79,911	7	79,918	2,523	—	2,113	—	84,554	—	84,554
	Total gross of provisions	198,144	5,173	203,317	2,523	10	3,912	1,004	210,766	(7,826)	202,940
	Provisions	(2,980)	(580)	(3,560)	—	—	—	—	(3,560)	n/a	(3,560)
	Total	195,164	4,593	199,757	2,523	10	3,912	1,004	207,206	(7,826)	199,380

Europe
Total third-party - Financial institutions	6	—	6	—	—	—	—	6	—	6
Amounts due from holding company and subsidiaries	1,320	—	1,320	—	—	—	—	1,320	—	1,320
Total	1,326	—	1,326	—	—	—	—	1,326	—	1,326

For the notes to this table refer to page 78.

Balance sheet analysis: Sector and geographic concentration continued

		Bank
		Lending			Securities		Derivatives	Other (1)	Balance sheet value	Non-IFRS offset (2)	Exposure post offset
		Core	Non-Core	Total	Debt	Equity
	2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	UK
	Government (3)	1,887	2	1,889	—	—	8	—	1,897	(621)	1,276
Financial institutions	- banks	2,370	30	2,400	—	—	25	917	3,342	—	3,342
	- others	1,410	39	1,449	—	10	598	—	2,057	(429)	1,628
Personal	- mortgages	9	—	9	—	—	—	—	9	—	9
	- unsecured	11,342	12	11,354	—	—	—	—	11,354	—	11,354
	Property	12,057	7,525	19,582	—	—	642	—	20,224	(883)	19,341
	Construction	3,514	—	3,514	—	—	31	—	3,545	(927)	2,618
	Manufacturing	3,546	94	3,640	—	—	82	—	3,722	(1,465)	2,257
	Finance leases (4)	13	1	14	—	—	—	—	14	—	14
	Retail, wholesale and repairs	6,048	185	6,233	—	—	104	—	6,337	(1,361)	4,976
	Transport and storage	1,073	18	1,091	—	—	25	—	1,116	(159)	957
	Health, education and leisure	5,756	267	6,023	—	—	291	—	6,314	(795)	5,519
	Hotels and restaurants	2,708	144	2,852	—	—	78	—	2,930	(105)	2,825
	Utilities	609	38	647	—	—	62	—	709	(437)	272
	Other	6,242	393	6,635	2	—	111	78	6,826	(677)	6,149
	Total third-party	58,584	8,748	67,332	2	10	2,057	995	70,396	(7,859)	62,537
	Amounts due from holding company and subsidiaries	110,134	7	110,141	3,689	—	1,755	—	115,585	—	115,585
	Total gross of provisions	168,718	8,755	177,473	3,691	10	3,812	995	185,981	(7,859)	178,122
	Provisions	(2,545)	(685)	(3,230)	—	—	—	—	(3,230)	—	(3,230)
	Total	166,173	8,070	174,243	3,691	10	3,812	995	182,751	(7,859)	174,892

Europe
Total third-party - Financial institutions	7	—	7	—	—	—	—	7	—	7
Amounts due from holding company and subsidiaries	1,273	—	1,273	—	—	—	—	1,273	—	1,273
Total gross of provisions	1,280	—	1,280	—	—	—	—	1,280	—	1,280
Provisions	(19)	—	(19)	—	—	—	—	(19)	n/a	(19)
Total	1,261	—	1,261	—	—	—	—	1,261	—	1,261

For the notes to this table refer to page 78.

Financial review Risk and balance sheet management continued

		Bank
		Lending			Securities				Balance sheet value	Non-IFRS offset (2)	Exposure post offset
		Core	Non-Core	Total	Debt	Equity	Derivatives	Other (1)
	2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
	UK
	Government (3)	1,878	3	1,881	—	—	5	—	1,866	(1,232)	654
Financial institutions	- banks	3,091	1	3,092	—	—	13	867	3,972	(1)	3,971
	- others	1,504	66	1,570	—	15	308	—	1,893	(346)	1,547
Personal	- mortgages	11	—	11	—	—	—	—	11	—	11
	- unsecured	12,281	—	12,281	—	—	—	—	12,281	—	12,281
	Property	21,199	251	21,450	—	—	497	—	21,947	(586)	21,361
	Construction	4,158	—	4,158	—	—	25	—	4,183	(941)	3,242
	Manufacturing	4,727	14	4,741	3	—	131	—	4,875	(1,588)	3,287
	Finance leases (4)	37	—	37	—	—	—	—	37	—	37
	Retail, wholesale and repairs	7,304	—	7,304	—	—	110	—	7,414	(1,833)	5,581
	Transport and storage	1,243	309	1,552	—	—	34	—	1,586	(137)	1,449
	Health, education and leisure	6,570	—	6,570	—	—	221	—	6,791	(888)	5,903
	Hotels and restaurants	3,092	27	3,119	—	—	55	—	3,174	(126)	3,048
	Utilities	1,007	2	1,009	—	—	40	—	1,049	(975)	74
	Other	6,352	226	6,578	—	—	57	—	6,635	(1,360)	5,275
	Total third-party	74,454	899	75,353	3	15	1,496	867	77,734	(10,013)	67,721
	Amounts due from holding company and subsidiaries	99,787	27	99,814	3,238	—	748	—	103,800	—	103,800
	Total gross of provisions	174,241	926	175,167	3,241	15	2,244	867	181,534	(10,013)	171,521
	Provisions	(3,326)	(1)	(3,327)	—	—	—	—	(3,327)	n/a	(3,327)
	Total	170,915	925	171,840	3,241	15	2,244	867	178,207	(10,013)	168,194

Europe
Total third-party - Financial institutions	8	—	8	—	—	—	—	8	—	8
Amounts due from holding company and subsidiaries	1,238	—	1,238	—	—	—	—	1,238	—	1,238
Total gross of provisions	1,246	—	1,246	—	—	—	—	1,246	—	1,246
Provisions	(16)	—	(16)	—	—	—	—	(16)	n/a	(16)
Total	1,230	—	1,230	—	—	—	—	1,230	—	1,230

Notes:
(1)	Other includes £918 million (2011 - £917 million; 2010 - £867 million) relating to cash and balances at central banks.
(2)
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

(3)	Includes central and local government.
(4)	Includes instalment credit.

Balance sheet analysis continued
Asset quality
The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the following table and are set out on page 87.

Exposures are allocated to asset quality bands on the basis of statistically driven models which produce an estimate of default rate. The variables included in the models vary by product and geography.

For portfolios secured on residential property these models typically include measures of delinquency and loan to value as well as other differentiating characteristics such as bureau score, product features or associated account performance information.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

	NatWest Group
	Cash and balances at central banks	Loans and advances
		Banks			Customers
		Reverse repos	Other	Total	Reverse repos	Other	Total	Settlement balances	Derivatives	Commitments	Contingent liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	2,297	3,679	3,276	6,955	11,968	11,460	23,428	622	677	2,578	635	37,192
AQ2	—	—	20	20	9	2,058	2,067	110	181	959	187	3,524
AQ3	—	1,027	83	1,110	664	4,170	4,834	72	120	1,002	450	7,588
AQ4	1	—	1,460	1,460	4,809	52,054	56,863	322	226	10,752	1,052	70,676
AQ5	—	—	127	127	5,243	36,527	41,770	368	356	10,747	497	53,865
AQ6	—	—	105	105	73	16,223	16,296	17	206	6,875	271	23,770
AQ7	—	—	55	55	45	17,535	17,580	22	122	9,550	153	27,482
AQ8	—	—	19	19	—	6,285	6,285	8	128	3,477	74	9,991
AQ9	—	—	46	46	—	8,343	8,343	—	183	624	20	9,216
AQ10	—	—	—	—	—	342	342	—	55	591	93	1,081
Balances due from holding company and fellow subsidiaries	—	—	125,127	125,127	—	3,064	3,064	—	2,532	29	217	130,969
Past due	—	—	—	—	—	4,260	4,260	821	—	—	—	5,081
Impaired	—	—	6	6	—	23,761	23,761	—	—	—	—	23,767
Impairment provision	—	—	(6)	(6)	—	(14,385)	(14,385)	—	—	—	—	(14,391)
	2,298	4,706	130,318	135,024	22,811	171,697	194,508	2,362	4,786	47,184	3,649	389,811

Core
AQ1	2,297	3,679	3,237	6,916	11,968	9,936	21,904	622	636	2,145	635	35,155
AQ2	—	—	20	20	9	1,304	1,313	110	178	895	187	2,703
AQ3	—	1,027	83	1,110	664	4,170	4,834	72	120	994	450	7,580
AQ4	1	—	1,460	1,460	4,809	51,744	56,553	322	200	10,730	1,051	70,317
AQ5	—	—	127	127	5,243	36,418	41,661	368	304	10,714	495	53,669
AQ6	—	—	105	105	73	15,937	16,010	17	195	6,835	270	23,432
AQ7	—	—	55	55	45	16,865	16,910	22	119	9,510	152	26,768
AQ8	—	—	19	19	—	5,514	5,514	8	128	3,458	39	9,166
AQ9	—	—	46	46	—	7,419	7,419	—	52	607	19	8,143
AQ10	—	—	—	—	—	329	329	—	53	377	90	849
Balances due from holding company and fellow subsidiaries	—	—	125,114	125,114	—	3,061	3,061	—	2,424	29	217	130,845
Past due	—	—	—	—	—	3,903	3,903	821	—	—	—	4,724
Impaired	—	—	6	6	—	11,531	11,531	—	—	—	—	11,537
Impairment provision	—	—	(6)	(6)	—	(6,933)	(6,933)	—	—	—	—	(6,939)
	2,298	4,706	130,266	134,972	22,811	161,198	184,009	2,362	4,409	46,294	3,605	377,949

Financial review Risk and balance sheet management continued

	NatWest Group
	Cash and balances at central banks	Loans and advances
		Banks			Customers
		Reverse repos	Other	Total	Reverse repos	Other	Total	Settlement balances	Derivatives	Commitments	Contingent liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	—	—	39	39	—	1,524	1,524	—	41	433	—	2,037
AQ2	—	—	—	—	—	754	754	—	3	64	—	821
AQ3	—	—	—	—	—	—	—	—	—	8	—	8
AQ4	—	—	—	—	—	310	310	—	26	22	1	359
AQ5	—	—	—	—	—	109	109	—	52	33	2	196
AQ6	—	—	—	—	—	286	286	—	11	40	1	338
AQ7	—	—	—	—	—	670	670	—	3	40	1	714
AQ8	—	—	—	—	—	771	771	—	—	19	35	825
AQ9	—	—	—	—	—	924	924	—	131	17	1	1,073
AQ10	—	—	—	—	—	13	13	—	2	214	3	232
Balances due from holding company and fellow subsidiaries	—	—	13	13	—	3	3	—	108	—	—	124
Past due	—	—	—	—	—	357	357	—	—	—	—	357
Impaired	—	—	—	—	—	12,230	12,230	—	—	—	—	12,230
Impairment provision	—	—	—	—	—	(7,452)	(7,452)	—	—	—	—	(7,452)
	—	—	52	52	—	10,499	10,499	—	377	890	44	11,862

	NatWest Group
	Cash and Balances at central banks	Loans and advances				Other financial instruments
		Banks (1)	Customers	Settlement balances	Derivatives		Commitments	Contingent liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	1,918	12,752	18,381	685	1,007	25	3,071	774	38,613
AQ2	—	473	2,544	40	179	—	660	276	4,172
AQ3	—	119	3,218	24	65	—	983	388	4,797
AQ4	—	108	20,190	30	256	—	7,903	1,134	29,621
AQ5	—	88	26,091	19	479	—	11,510	564	38,751
AQ6	—	11	20,242	42	272	—	7,772	360	28,699
AQ7	—	26	16,501	1	112	—	8,854	208	25,702
AQ8	—	6	6,289	1	133	—	2,698	38	9,165
AQ9	—	—	7,502	1	139	7	796	55	8,500
AQ10	—	1	138	2	103	—	901	127	1,272
Balances due from holding company and fellow subsidiaries	—	151,447	7,904	—	2,452	—	62	226	162,091
Past due	—	—	4,691	1,623	—	—	—	—	6,314
Impaired	—	9	21,536	—	—	—	—	—	21,545
Impairment provision	—	(9)	(12,338)	—	—	—	—	—	(12,347)
	1,918	165,031	142,889	2,468	5,197	32	45,210	4,150	366,895

For the note to this table refer to page 82.

Balance sheet analysis: Asset quality continued

	NatWest Group
	Cash and balances at central banks	Loans and advances				Other financial instruments
		Banks (1)	Customers	Settlement balances	Derivatives		Commitments	Contingent liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Core
AQ1	1,918	12,724	15,089	685	966	25	2,553	760	34,720
AQ2	—	473	2,307	40	175	—	624	276	3,895
AQ3	—	119	2,910	24	65	—	918	385	4,421
AQ4	—	108	19,943	30	192	—	7,894	1,133	29,300
AQ5	—	88	25,242	19	423	—	11,477	562	37,811
AQ6	—	11	18,922	42	254	—	7,713	360	27,302
AQ7	—	26	15,678	1	108	—	8,799	204	24,816
AQ8	—	6	5,119	1	50	—	2,672	38	7,886
AQ9	—	—	5,755	1	63	7	759	40	6,625
AQ10	—	1	138	2	67	—	644	100	952
Balances due from holding company and fellow subsidiaries	—	151,434	7,879	—	2,359	—	62	226	161,960
Past due	—	—	4,060	1,623	—	—	—	—	5,683
Impaired	—	9	8,829	—	—	—	—	—	8,838
Impairment provision	—	(9)	(5,343)	—	—	—	—	—	(5,352)
	1,918	164,990	126,528	2,468	4,722	32	44,115	4,084	348,857

Non-Core
AQ1	—	28	3,292	—	41	—	518	14	3,893
AQ2	—	—	237	—	4	—	36	—	277
AQ3	—	—	308	—	—	—	65	3	376
AQ4	—	—	247	—	64	—	9	1	321
AQ5	—	—	849	—	56	—	33	2	940
AQ6	—	—	1,320	—	18	—	59	—	1,397
AQ7	—	—	823	—	4	—	55	4	886
AQ8	—	—	1,170	—	83	—	26	—	1,279
AQ9	—	—	1,747	—	76	—	37	15	1,875
AQ10	—	—	—	—	36	—	257	27	320
Balances due from holding company and fellow subsidiaries	—	13	25	—	93	—	—	—	131
Past due	—	—	631	—	—	—	—	—	631
Impaired	—	—	12,707	—	—	—	—	—	12,707
Impairment provision	—	—	(6,995)	—	—	—	—	—	(6,995)
	—	41	16,361	—	475	—	1,095	66	18,038

2010
Total
AQ1	1,824	15,057	18,105	1,487	1,396	23	5,687	1,319	44,898
AQ2	—	28	2,615	20	67	—	1,237	146	4,113
AQ3	—	681	4,896	69	33	—	1,581	334	7,594
AQ4	—	20	17,550	292	55	—	7,990	803	26,710
AQ5	—	33	25,272	41	125	—	10,873	782	37,126
AQ6	—	4	24,403	8	126	—	10,714	470	35,725
AQ7	—	40	22,196	—	32	—	8,528	312	31,108
AQ8	—	7	8,477	—	55	—	4,369	63	12,971
AQ9	—	4	6,197	—	97	7	1,449	71	7,825
AQ10	—	5	1,740	—	111	—	870	124	2,850
Balances due from holding company and fellow subsidiaries	—	138,404	9,305	—	1,363	—	—	225	149,297
Past due	—	7	5,851	1,844	—	—	—	—	7,702
Impaired	—	9	17,926	—	—	—	—	—	17,935
Impairment provision	—	(9)	(9,400)	—	—	—	—	—	(9,409)
	1,824	154,290	155,133	3,761	3,460	30	53,298	4,649	376,445
For the notes to this table refer to page 82.

Financial review Risk and balance sheet management continued

	NatWest Group
	Cash and balances at central banks £m	Loans and advances		Settlement balances £m		Other financial instruments £m		Contingent liabilities £m
2010		Banks (1) £m	Customers £m		Derivatives £m		Commitments £m		Total £m
Core
AQ1	1,824	15,041	14,071	1,487	1,309	23	5,367	1,289	40,411
AQ2	—	28	2,525	20	67	—	1,223	146	4,009
AQ3	—	681	4,388	69	33	—	1,535	331	7,037
AQ4	—	20	17,190	292	52	—	7,797	803	26,154
AQ5	—	33	24,083	41	119	—	10,521	778	35,575
AQ6	—	4	22,071	8	68	—	10,338	470	32,959
AQ7	—	40	20,344	—	29	—	8,361	312	29,086
AQ8	—	7	6,662	—	40	—	4,301	63	11,073
AQ9	—	4	4,372	—	47	7	1,382	71	5,883
AQ10	—	5	1,144	—	27	—	692	124	1,992
Balances due from holding company and fellow subsidiaries	—	137,515	9,275	—	1,346	—	—	225	148,361
Past due	—	—	4,560	1,844	—	—	—	—	6,404
Impaired	—	9	6,967	—	—	—	—	—	6,976
Impairment provision	—	(9)	(4,342)	—	—	—	—	—	(4,351)
	1,824	153,378	133,310	3,761	3,137	30	51,517	4,612	351,569

Non-Core
AQ1	—	16	4,034	—	87	—	320	30	4,487
AQ2	—	—	90	—	—	—	14	—	104
AQ3	—	—	508	—	—	—	46	3	557
AQ4	—	—	360	—	3	—	193	—	556
AQ5	—	—	1,189	—	6	—	352	4	1,551
AQ6	—	—	2,332	—	58	—	376	—	2,766
AQ7	—	—	1,852	—	3	—	167	—	2,022
AQ8	—	—	1,815	—	15	—	68	—	1,898
AQ9	—	—	1,825	—	50	—	67	—	1,942
AQ10	—	—	596	—	84	—	178	—	858
Balances due from holding company and fellow subsidiaries	—	889	30	—	17	—	—	—	936
Past due	—	7	1,291	—	—	—	—	—	1,298
Impaired	—	—	10,959	—	—	—	—	—	10,959
Impairment provision	—	—	(5,058)	—	—	—	—	—	(5,058)
	—	912	21,823	—	323	—	1,781	37	24,876

Note:
(1)	Excluding items in the course of collection from other banks (2011 - £1,170 million; 2010 - £1,639 million).

Key points
•
In 2012, the RBS Group implemented updates to certain models, including those used for sovereign and financial institution counterparties, to incorporate more recent data and reflect new regulatory requirements applicable to wholesale internal ratings based modelling. This has resulted in ratings migration from AQ1, primarily to AQ2-AQ5. However, it is not practicable to quantify the impact of model updates on individual asset quality bands. The RBS Group had modified various risk frameworks, including risk appetite framework and latent loss assessment in anticipation of these changes. Further updates, primarily of models used for the corporate counterparties, are planned for 2013. The AQ composition of the corporate portfolio has not changed materially during the year.

•
Loans and advances to banks (third party): AQ1 balances decreased by £5.8 billion reflecting balance sheet reduction and also the impact of model changes which resulted in certain counterparties moving to lower AQ bands, primarily to AQ3 and AQ4, which increased by £1.0 billion and £1.4 billion respectively.

•
Loans and advances to customers (third party): The decrease in AQ1 balances due to model changes was offset by increase in underlying balances resulting from transfer of mortgage portfolio from fellow subsidiary. The increase in AQ4 and AQ5 balances reflected migration from AQ1 due to model changes and transfer of mortgage portfolio from fellow subsidiary.

Balance sheet analysis: Asset quality continued

	Bank
	Cash and balances at central banks	Loans and advances		Settlement balances	Derivatives	Commitments	Contingent liabilities	Total
		Banks	Customers
2012	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	920	762	7,600	—	579	2,397	485	12,743
AQ2	—	14	1,421	—	145	794	136	2,510
AQ3	—	34	3,173	—	65	959	407	4,638
AQ4	1	1,317	42,678	23	172	7,436	487	52,114
AQ5	—	125	33,435	41	310	9,724	384	44,019
AQ6	—	105	11,414	2	206	6,122	183	18,032
AQ7	—	54	7,606	17	122	9,028	74	16,901
AQ8	—	19	3,604	—	80	3,298	25	7,026
AQ9	—	45	2,824	—	65	543	5	3,482
AQ10	—	—	305	—	55	237	11	608
Balances due from holding company and subsidiaries	—	78,440	2,798	—	2,113	59	—	83,410
Past due	—	—	1,432	—	—	—	—	1,432
Impaired	—	6	5,432	—	—	—	—	5,438
Impairment provision	—	(6)	(3,554)	—	—	—	—	(3,560)
	921	80,915	120,168	83	3,912	40,597	2,197	248,793

Core
AQ1	920	762	6,420	—	539	1,968	485	11,094
AQ2	—	14	667	—	142	731	136	1,690
AQ3	—	34	3,173	—	65	956	407	4,635
AQ4	1	1,317	42,398	23	146	7,427	487	51,799
AQ5	—	125	33,337	41	304	9,717	382	43,906
AQ6	—	105	11,202	2	195	6,101	183	17,788
AQ7	—	54	7,098	17	119	9,003	74	16,365
AQ8	—	19	3,081	—	80	3,291	25	6,496
AQ9	—	45	2,470	—	52	537	5	3,109
AQ10	—	—	292	—	53	184	10	539
Balances due from holding company and subsidiaries	—	78,440	2,791	—	2,020	59	—	83,310
Past due	—	—	1,210	—	—	—	—	1,210
Impaired	—	6	4,410	—	—	—	—	4,416
Impairment provision	—	(6)	(2,974)	—	—	—	—	(2,980)
	921	80,915	115,575	83	3,715	39,974	2,194	243,377

Non-Core
AQ1	—	—	1,180	—	40	429	—	1,649
AQ2	—	—	754	—	3	63	—	820
AQ3	—	—	—	—	—	3	—	3
AQ4	—	—	280	—	26	9	—	315
AQ5	—	—	98	—	6	7	2	113
AQ6	—	—	212	—	11	21	—	244
AQ7	—	—	508	—	3	25	—	536
AQ8	—	—	523	—	—	7	—	530
AQ9	—	—	354	—	13	6	—	373
AQ10	—	—	13	—	2	53	1	69
Balances due from holding company and subsidiaries	—	—	7	—	93	—	—	100
Past due	—	—	222	—	—	—	—	222
Impaired	—	—	1,022	—	—	—	—	1,022
Impairment provision	—	—	(580)	—	—	—	—	(580)
	—	—	4,593	—	197	623	3	5,416

Financial review Risk and balance sheet management continued

	Bank
	Cash and balances at central banks £m	Loans and advances		Settlement balances £m	Derivatives £m	Commitments £m	Contingent liabilities £m	Total £m
2011		Banks (1) £m	Customers £m
Total
AQ1	917	613	7,038	63	752	2,733	566	12,682
AQ2	—	457	1,952	2	165	534	236	3,346
AQ3	—	116	1,802	3	13	757	331	3,022
AQ4	—	86	6,263	4	203	4,837	507	11,900
AQ5	—	88	15,528	2	419	10,235	421	26,693
AQ6	—	10	12,751	1	255	6,938	226	20,181
AQ7	—	14	7,011	1	82	8,334	64	15,506
AQ8	—	6	3,670	—	45	2,477	18	6,216
AQ9	—	—	2,239	—	34	682	24	2,979
AQ10	—	2	107	2	89	497	17	714
Balances due from holding company and subsidiaries	—	104,345	7,069	—	1,755	125	—	113,294
Past due	—	—	1,868	—	—	—	—	1,868
Impaired	—	7	4,704	—	—	—	—	4,711
Impairment provision	—	(7)	(3,242)	—	—	—	—	(3,249)
	917	105,737	68,760	78	3,812	38,149	2,410	219,863

Core
AQ1	917	613	4,297	63	709	2,228	552	9,379
AQ2	—	457	1,780	2	161	498	236	3,134
AQ3	—	116	1,616	3	13	692	328	2,768
AQ4	—	86	6,050	4	177	4,828	506	11,651
AQ5	—	88	14,699	2	411	10,203	420	25,823
AQ6	—	10	11,581	1	239	6,892	226	18,949
AQ7	—	14	6,359	1	78	8,294	64	14,810
AQ8	—	6	3,255	—	45	2,469	18	5,793
AQ9	—	—	1,570	—	21	667	24	2,282
AQ10	—	2	107	2	66	434	17	628
Balances due from holding company and subsidiaries	—	104,345	7,062	—	1,682	125	—	113,214
Past due	—	—	1,383	—	—	—	—	1,383
Impaired	—	7	3,488	—	—	—	—	3,495
Impairment provision	—	(7)	(2,557)	—	—	—	—	(2,564)
	917	105,737	60,690	78	3,602	37,330	2,391	210,745

Non-Core
AQ1	—	—	2,741	—	43	505	14	3,303
AQ2	—	—	172	—	4	36	—	212
AQ3	—	—	186	—	—	65	3	254
AQ4	—	—	213	—	26	9	1	249
AQ5	—	—	829	—	8	32	1	870
AQ6	—	—	1,170	—	16	46	—	1,232
AQ7	—	—	652	—	4	40	—	696
AQ8	—	—	415	—	—	8	—	423
AQ9	—	—	669	—	13	15	—	697
AQ10	—	—	—	—	23	63	—	86
Balances due from holding company and subsidiaries	—	—	7	—	73	—	—	80
Past due	—	—	485	—	—	—	—	485
Impaired	—	—	1,216	—	—	—	—	1,216
Impairment provision	—	—	(685)	—	—	—	—	(685)
	—	—	8,070	—	210	819	19	9,118
For the note to this table refer to page 85.

Balance sheet analysis: Asset quality continued

	Bank
2010	Cash and balances at central banks £m	Loans and advances		Derivatives £m	Commitments £m	Contingent liabilities £m	Total £m
		Banks (1) £m	Customers £m
Total
AQ1	867	929	7,536	1,152	3,707	1,057	15,248
AQ2	—	17	682	33	1,094	115	1,941
AQ3	—	628	1,610	22	1,307	250	3,817
AQ4	—	19	6,475	49	4,425	348	11,316
AQ5	—	32	14,573	47	9,282	543	24,477
AQ6	—	4	15,924	37	9,680	389	26,034
AQ7	—	14	10,087	26	7,939	171	18,237
AQ8	—	7	4,838	34	4,169	45	9,093
AQ9	—	4	2,033	25	1,328	59	3,449
AQ10	—	5	1,533	71	577	35	2,221
Balances due from holding company and subsidiaries	—	92,354	8,698	748	69	—	101,869
Past due	—	—	2,367	—	—	—	2,367
Impaired	—	8	4,603	—	—	—	4,611
Impairment provision	—	(8)	(3,335)	—	—	—	(3,343)
	867	94,013	77,624	2,244	43,577	3,012	221,337

Core
AQ1	867	929	4,090	1,066	3,415	1,027	11,394
AQ2	—	17	601	33	1,080	115	1,846
AQ3	—	628	1,346	22	1,261	247	3,504
AQ4	—	19	6,263	46	4,233	348	10,909
AQ5	—	32	13,493	42	8,933	539	23,039
AQ6	—	4	14,476	36	9,381	389	24,286
AQ7	—	14	8,815	25	7,816	171	16,841
AQ8	—	7	4,194	31	4,125	45	8,402
AQ9	—	4	1,584	23	1,303	59	2,973
AQ10	—	5	984	50	534	35	1,608
Balances due from holding company and subsidiaries	—	92,354	8,671	746	69	—	101,840
Past due	—	—	1,770	—	—	—	1,770
Impaired	—	8	3,384	—	—	—	3,392
Impairment provision	—	(8)	(2,622)	—	—	—	(2,630)
	867	94,013	67,049	2,120	42,150	2,975	209,174

Non-Core
AQ1	—	—	3,446	86	292	30	3,854
AQ2	—	—	81	—	14	—	95
AQ3	—	—	264	—	46	3	313
AQ4	—	—	212	3	192	—	407
AQ5	—	—	1,080	5	349	4	1,438
AQ6	—	—	1,448	1	299	—	1,748
AQ7	—	—	1,272	1	123	—	1,396
AQ8	—	—	644	3	44	—	691
AQ9	—	—	449	2	25	—	476
AQ10	—	—	549	21	43	—	613
Balances due from holding company and subsidiaries	—	—	27	2	—	—	29
Past due	—	—	597	—	—	—	597
Impaired	—	—	1,219	—	—	—	1,219
Impairment provision	—	—	(713)	—	—	—	(713)
	—	—	10,575	124	1,427	37	12,163

Note:
(1)	Excluding items in the course of collection from other banks (2011 - £1,007 million; 2010 - £1,433 million).

Financial review Risk and balance sheet management continued

Debt securities
IFRS measurement classification and issuer
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities.

	NatWest Group
	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS (1)
	UK	US	Other
2012	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	—	13,745	38	421	16,752	944	31,900	16,159
Designated as at fair value	—	—	—	—	1,266	—	1,266	1,266
Available-for-sale	—	—	353	84	45	6	488	45
Loans and receivables	4	—	—	—	1,257	—	1,261	1,257
Long positions	4	13,745	391	505	19,320	950	34,915	18,727

Of which US agencies	—	1,675	—	—	14,482	—	16,157	14,144

Short positions (HFT)	—	(9,910)	(8)	(338)	(1,041)	(543)	(11,840)	(11)

Available-for-sale
Gross unrealised gains	—	—	2	—	—	—	2	—
Gross unrealised losses	—	—	—	—	—	—	—	—

2011
Held-for-trading	—	17,261	11	853	17,543	853	36,521	17,251
Designated as at fair value	1	—	—	4	2,030	8	2,043	2,031
Available-for-sale	—	—	489	127	65	96	777	104
Loans and receivables	4	—	—	—	1,660	—	1,664	1,660
Long positions	5	17,261	500	984	21,298	957	41,005	21,046

Of which US agencies	—	2,001	—	—	15,362	—	17,363	15,243

Short positions (HFT)	—	(10,784)	(12)	(608)	(1,406)	(671)	(13,481)	(130)

Available-for-sale
Gross unrealised gains	—	—	9	1	—	2	12	—
Gross unrealised losses	—	—	—	(5)	(2)	(1)	(8)	(2)

2010
Held-for-trading	—	14,153	119	352	18,136	1,808	34,568	17,361
Designated as at fair value	1	—	1	3	1,546	7	1,558	1,546
Available-for-sale	—	—	1,258	268	77	69	1,672	121
Loans and receivables	—	—	—	—	1,693	3	1,696	1,693
Long positions	1	14,153	1,378	623	21,452	1,887	39,494	20,721

Of which US agencies	—	2,450	—	—	14,585	—	17,035	14,215

Available-for-sale
Gross unrealised gains	—	—	15	7	1	1	24	2
Gross unrealised losses	—	—	—	(12)	(2)	—	(14)	(2)

Note:
(1)	Asset-backed securities.

Balance sheet analysis: Debt securities continued
Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of Standard and Poor’s, Moody’s and Fitch.

	NatWest Group
	Central and local government			Banks £m	Other financial institutions £m	Corporate £m	Total £m	Total (2) %	Of which ABS (3) £m
2012	UK £m	US £m	Other (1) £m
AAA	4	—	279	145	490	5	923	3	486
AA to AA+	—	13,745	2	—	14,689	21	28,457	88	14,415
A to AA-	—	—	75	90	447	83	695	2	236
BBB to A-	—	—	27	217	269	551	1,064	3	220
Non-investment grade	—	—	8	5	599	207	819	3	565
Unrated	—	—	—	16	303	83	402	1	282
	4	13,745	391	473	16,797	950	32,360	100	16,204
Issued by RBS Group companies	—	—	—	32	2,523	—	2,555		2,523
	4	13,745	391	505	19,320	950	34,915		18,727

2011
AAA	5	32	399	279	426	5	1,146	3	477
AA to AA+	—	17,226	8	31	15,535	19	32,819	88	15,357
A to AA-	—	—	85	280	125	130	620	2	101
BBB- to A-	—	—	5	225	271	389	890	2	250
Non-investment grade	—	—	3	17	772	303	1,095	3	725
Unrated	—	3	—	37	480	111	631	2	447
	5	17,261	500	869	17,609	957	37,201	100	17,357
Issued by RBS Group companies	—	—	—	115	3,689	—	3,804		3,689
	5	17,261	500	984	21,298	957	41,005		21,046

2010
AAA	1	14,153	792	252	15,632	33	30,863	85	15,222
AA to AA+	—	—	453	83	178	74	788	2	160
A to AA-	—	—	6	216	268	259	749	2	201
BBB- to A-	—	—	88	55	491	1,054	1,688	5	397
Non-investment grade	—	—	35	6	1,305	375	1,721	5	1,218
Unrated	—	—	4	11	340	92	447	1	285
	1	14,153	1,378	623	18,214	1,887	36,256	100	17,483
Issued by RBS Group companies	—	—	—	—	3,238	—	3,238		3,238
	1	14,153	1,378	623	21,452	1,887	39,494		20,721

	Bank
	Financial institutions	Corporate	Total	Of which ABS (3)
2012	£m	£m	£m	£m
Issued by RBS Group companies	2,523	—	2,523	2,523

2011
A to AA-	—	2	2	—
Issued by RBS Group companies	3,689	—	3,689	3,689
	3,689	2	3,691	3,689

2010
A to AA-	3	—	3	—
Issued by RBS Group companies	3,238	—	3,238	3,238
	3,241	—	3,241	3,238

Notes:
(1)	Includes £0.3 billion and £0.1 billion of AFS debt securities relating to Switzerland and Japan respectively at 31 December 2012.
(2)	Percentage calculated before balances with RBS Group companies.
(3)	Asset-backed securities.

Financial review Risk and balance sheet management continued

Asset-backed securities
Introduction
NatWest Group’s credit market activities gave rise to risk concentrations in asset-backed securities (ABS). NatWest Group has exposures to ABS, which are predominantly debt securities, but can also be held in derivative form. ABS have an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority by a special purpose entity.

Debt securities include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and other ABS. In many cases, the risk associated with these assets is hedged by credit derivatives. The counterparties to some of these hedge transactions are monoline insurers.

The following table summarises the rating levels of carrying values of these securities. Government sponsored or similar RMBS comprises securities that are guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises.

Residential mortgage-backed securities
RMBS are securities that represent an interest in a portfolio of residential mortgages. Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS will vary primarily depending on the quality and geographic region in which the underlying mortgage assets are located and the credit enhancement of the securitisation structure. Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes, including provided by monoline insurers.

NatWest Group RMBS classifications include sub-prime and non-conforming. Non-conforming RMBS include Alt-A RMBS. Classification as sub-prime or Alt-A is based on Fair Isaac Corporation (FICO) scores, level of documentation and loan-to-value (LTV) ratios of the underlying mortgage loans. RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%.

Ratings
The table below summarises the rating levels of ABS carrying values.

	RMBS
	Government sponsored or similar (1)	Prime	Non- conforming	Sub-prime	CMBS	CDOs	CLOs	ABS covered bond	Other ABS	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
AAA	—	17	—	—	228	—	—	—	241	486
AA to AA+	13,941	1	—	—	354	—	44	—	75	14,415
A to AA-	—	21	5	—	82	—	16	—	112	236
BBB- to A-	—	2	—	6	136	—	15	—	61	220
Non-investment grade (2)	—	151	98	202	95	—	19	—	—	565
Unrated (2)	—	30	7	14	4	19	208	—	—	282
	13,941	222	110	222	899	19	302	—	489	16,204
Issued by RBS Group companies	—	1,257	—	—	1,266	—	—	—	—	2,523
	13,941	1,479	110	222	2,165	19	302	—	489	18,727

2011
AAA	3	51	3	—	241	—	—	39	140	477
AA to AA+	15,127	6	—	8	149	—	—	—	67	15,357
A to AA-	—	19	2	4	42	—	5	—	29	101
BBB- to A-	—	15	—	5	86	—	—	—	144	250
Non-investment grade (2)	—	201	136	208	154	—	8	—	18	725
Unrated (2)	—	145	28	53	10	26	185	—	—	447
	15,130	437	169	278	682	26	198	39	398	17,357
Issued by RBS Group companies	—	1,660	—	—	2,029	—	—	—	—	3,689
	15,130	2,097	169	278	2,711	26	198	39	398	21,046

Balance sheet analysis continued

	RMBS
	Government sponsored or similar (1)	Prime	Non- conforming	Sub-prime	CMBS	CDOs	CLOs	ABS covered bond	Other ABS	Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
AAA	13,782	232	106	17	786	—	—	50	249	15,222
AA to AA+	—	33	14	26	60	1	—	—	26	160
A to AA-	—	4	12	34	108	11	—	—	32	201
BBB- to A-	—	11	18	25	234	12	4	—	93	397
Non-investment grade (2)	—	250	299	418	139	15	—	—	97	1,218
Unrated (2)	—	197	52	36	—	—	—	—	—	285
	13,782	727	501	556	1,327	39	4	50	497	17,483
Issued by RBS Group companies	—	1,693	—	—	1,545	—	—	—	—	3,238
	13,782	2,420	501	556	2,872	39	4	50	497	20,721

Notes:
(1)	Includes US agency guaranteed securities.
(2)	All balances are held-for-trading.

Derivatives
Summary
The table below analyses the fair value of the Group’s derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation on the Group’s balance sheet under IFRS.

	2012			2011			2010
Contract type	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m	Notional £bn	Assets £m	Liabilities £m
Interest rate	214	1,975	432	312	2,357	775	300	1,661	289
Exchange rate	8	253	137	7	347	183	10	398	191
Credit	—	—	—	—	—	—	—	—	6
Equity and commodity contracts	1	26	6	2	41	15	2	38	11
		2,254	575		2,745	973		2,097	497
Counterparty mtm netting		(25)	(25)		(78)	(78)		(89)	(89)
		2,229	550		2,667	895		2,008	408

Balances due from holding company and fellow subsidiaries	144	2,532	4,980	192	2,452	5,119	234	1,363	3,058

Financial review Risk and balance sheet management continued

REIL, provisions and AFS reserves
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including renegotiated loans) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Divisional analysis
The following tables analyse gross loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by division.

	NatWest Group
					Credit metrics
	Gross loans to				REIL as a % of gross loans to customers %	Provisions as a % of REIL %
2010	Banks £m	Customers £m	REIL £m	Provisions £m			Impairment charge £m	Amounts written-off £m
UK Retail	480	71,255	2,788	1,793	3.9	64	332	384
UK Corporate	538	40,685	2,415	1,170	5.9	48	409	260
Wealth	1,534	13,507	120	50	0.9	42	23	11
International Banking	1,468	4,232	11	16	0.3	145	(7)	—
Ulster Bank	632	32,602	7,533	3,910	23.1	52	1,364	72
Retail & Commercial	4,652	162,281	12,867	6,939	7.9	54	2,121	727
Markets	513	1,426	—	—	—	—	—	—
Other	(7)	1,363	—	—	—	—	—	—
Core	5,158	165,070	12,867	6,939	7.8	54	2,121	727
Non-Core	39	17,948	12,568	7,452	70.0	59	1,056	263
Total third-party	5,197	183,018	25,435	14,391	13.9	57	3,177	990
Amounts due from holding company and fellow subsidiaries	125,127	3,064	—	—	—	—	—	—
	130,324	186,082	25,435	14,391	13.7	57	3,177	990

2011
UK Retail	456	11,052	1,794	1,576	16.2	88	417	496
UK Corporate	557	43,281	2,231	970	5.2	43	409	356
Wealth	2,404	13,178	86	39	0.7	45	11	7
International Banking	1,349	3,774	24	18	0.6	75	(8)	60
Ulster Bank	2,078	34,012	5,523	2,749	16.2	50	1,384	124
Retail & Commercial	6,844	105,297	9,658	5,352	9.2	55	2,213	1,043
Markets	376	1,319	—	—	—	—	—	—
Other	(15)	2	—	—	—	—	—	—
Core	7,205	106,618	9,658	5,352	9.1	55	2,213	1,043
Non-Core	28	23,332	13,184	6,995	56.5	53	2,564	285
Total third-party	7,233	129,950	22,842	12,347	17.6	54	4,777	1,328
Amounts due from holding company and fellow subsidiaries	151,447	7,904	—	—	—	—	—	—
	158,680	137,854	22,842	12,347	16.6	54	4,777	1,328

Balance sheet analysis: REIL, provisions and AFS reserves continued

	NatWest Group
					Credit metrics
	Gross loans to				REIL as a % of gross loans to customers %	Provisions as a % of REIL %
2010	Banks £m	Customers £m	REIL £m	Provisions £m			Impairment charge £m	Amounts written-off £m
UK Retail	316	12,417	1,888	1,659	15.2	88	648	663
UK Corporate	24	45,828	2,130	937	4.6	44	436	154
Wealth	2,197	12,280	81	35	0.7	43	6	4
International Banking	1,253	4,530	92	88	2.0	96	(1)	11
Ulster Bank	2,928	36,838	3,619	1,633	9.8	45	1,161	48
Retail & Commercial	6,718	111,893	7,810	4,352	7.0	56	2,250	880
Markets	1,826	849	2	—	0.2	—	—	—
Other	(16)	(394)	—	—	—	—	—	—
Core	8,528	112,348	7,812	4,352	7.0	56	2,250	880
Non-Core	24	26,850	11,760	5,057	43.8	43	2,889	209
Total third-party	8,552	139,198	19,572	9,409	14.1	48	5,139	1,089
Amounts due from holding company and fellow subsidiaries	138,404	9,305	—	—	—	—	—	—
	146,956	148,503	19,572	9,409	13.2	48	5,139	1,089

Key points
•	REIL increased by £2.6 billion to £25.4 billion of which the £1.0 billion in UK Retail primarily related to the transfer of NatWest Home Loans mortgages and £2.0 billion to Ulster Bank.

•
Conditions in Ireland remain difficult and economic indicators continue to be weak, this is reflected in the Ulster Bank credit metrics with Core REIL increasing by £2.0 billion since 31 December 2011, primarily within mortgage and commercial real estate portfolios, to £7.5 billion and is now 23.1% of loans and advances to customers. Impairments continue to outpace write-offs.

•
The provision coverage increased to 57% at 31 December 2012 from 54% at 31 December 2011 as the economic conditions remain challenging particularly in relation to Ulster Bank and commercial real estate portfolios.

•
The impairment charge for 2012 of £3.2 billion was 33% lower than in 2011. The main driver was lower impairment across Non-Core portfolios (down £1.5 billion) mainly as a result of lower impairments across Ulster Bank’s commercial real estate portfolio (down £1.3 billion or 58%).

Commercial real estate
Commercial real estate gross lending for 2012 is £29.7 billion of which £13.9 billion or 46.8% is REIL with a provision coverage of £7.4 billion (53.2% of REIL). The majority of commercial real estate lending is held by Non-Core which has gross lending of £14.2 billion, REIL of £11.0 billion (77.5% of gross lending) and a provision of £6.3 billion (57.3% of REIL).

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core).

The commercial real estate lending excludes Wealth as these loans are generally supported by guarantees in addition to collateral. This portfolio, which totalled £0.8 billion at 31st December 2012 continues to perform in line with expectations and requires minimal provisions. The commercial real estate lending also excludes property related lending to customers in other sectors managed by Real Estate Finance.

Financial review Risk and balance sheet management continued

Sector and geographical regional analyses: Group
The following tables analyse gross loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by sector and geography (by location of lending office) for the Group, Core and Non-Core.

		NatWest Group
	2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,253	—	—	—	—	—	—	—
	Finance	3,840	100	50	2.6	50	1.3	23	12
Personal	- mortgages	86,602	4,289	1,366	5.0	32	1.6	552	29
	- unsecured	16,230	1,952	1,679	12.0	86	10.3	378	415
	Property	33,677	13,540	7,316	40.2	54	21.7	1,403	238
	Construction	3,534	902	425	25.5	47	12.0	40	62
	Manufacturing	4,978	340	200	6.8	59	4.0	48	16
	Finance leases (2)	203	23	15	11.3	65	7.4	6	2
	Retail, wholesale and repairs	7,905	915	499	11.6	55	6.3	159	57
	Transport and storage	2,014	82	37	4.1	45	1.8	9	5
	Health, education and leisure	7,434	519	234	7.0	45	3.1	71	21
	Hotels and restaurants	4,145	1,311	621	31.6	47	15.0	130	55
	Utilities	1,253	6	5	0.5	83	0.4	—	—
	Other	9,950	1,450	809	14.6	56	8.1	168	76
	Latent	—	—	1,129	—	—	—	191	—
	Total third-party	183,018	25,429	14,385	13.9	57	7.9	3,178	988
	Amounts due from holding company and fellow subsidiaries	3,064	—	—	—	—	—	—	—
		186,082	25,429	14,385	13.7	57	7.7	3,178	988

	of which:
	UK
	- residential mortgages	68,856	1,220	242	1.8	20	0.4	30	5
	- personal lending	13,630	1,806	1,540	13.3	85	11.3	349	404
	- property	21,057	4,123	2,182	19.6	53	10.4	467	188
	- construction	3,020	695	296	23.0	43	9.8	68	62
	- other	32,565	1,882	1,383	5.8	73	4.2	299	225
	Europe
	- residential mortgages	17,271	3,059	1,124	17.7	37	6.5	522	24
	- personal lending	1,549	145	138	9.4	95	8.9	29	10
	- property	12,438	9,417	5,134	75.7	55	41.3	936	50
	- construction	514	207	129	40.3	62	25.1	(28)	—
	- other	8,836	2,864	2,216	32.4	77	25.1	512	19
	US	1,497	10	—	0.7	—	—	(6)	—
	RoW	1,785	1	1	0.1	100	0.1	—	1
	Total third-party	183,018	25,429	14,385	13.9	57	7.9	3,178	988
	Amounts due from holding company and fellow subsidiaries	3,064	—	—	—	—	—	—	—
		186,082	25,429	14,385	13.7	57	7.7	3,178	988

	Banks	130,324	6	6	—	100	—	(1)	2

For the notes to this table refer to page 100.

Balance sheet analysis: REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Group continued

		NatWest Group
	2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,933	—	—	—	—	—	—	—
	Finance	3,359	93	40	2.8	43	1.2	31	23
Personal	- mortgages	25,723	2,199	681	8.5	31	2.6	447	12
	- unsecured	18,045	2,062	1,698	11.4	82	9.4	449	532
	Property	38,364	13,277	6,435	34.6	48	16.8	2,905	146
	Construction	4,416	1,018	472	23.1	46	10.7	(27)	165
	Manufacturing	4,951	296	169	6.0	57	3.4	120	143
	Finance leases (2)	80	22	12	27.5	55	15.0	2	—
	Retail, wholesale and repairs	8,551	792	408	9.3	52	4.8	169	81
	Transport and storage	1,981	62	33	3.1	53	1.7	4	13
	Health, education and leisure	7,281	480	195	6.6	41	2.7	72	26
	Hotels and restaurants	4,285	1,213	565	28.3	47	13.2	301	56
	Utilities	1,436	7	1	0.5	14	0.1	2	2
	Other	9,545	1,312	728	13.7	55	7.6	516	129
	Latent	—	—	901	—	—	—	(214)	—
	Total third-party	129,950	22,833	12,338	17.6	54	9.5	4,777	1,328
	Amounts due from holding company and fellow subsidiaries	7,904	—	—	—	—	—	—	—
		137,854	22,833	12,338	16.6	54	9.0	4,777	1,328

	of which:
	UK
	- residential mortgages	7,292	78	17	1.1	22	0.2	10	2
	- personal lending	14,545	1,921	1,575	13.2	82	10.8	457	510
	- property	24,677	4,402	1,940	17.8	44	7.9	1,043	116
	- construction	3,860	728	307	18.9	42	8.0	49	166
	- other	33,131	1,810	1,262	5.5	70	3.8	266	319
	Europe
	- residential mortgages	18,168	2,121	664	11.7	31	3.7	437	10
	- personal lending	1,994	140	122	7.0	87	6.1	(8)	22
	- property	13,522	8,875	4,495	65.6	51	33.2	1,862	30
	- construction	556	290	165	52.2	57	29.7	(76)	(1)
	- other	9,070	2,467	1,790	27.2	73	19.7	745	154
	US	1,629	—	—	—	—	—	(8)	—
	RoW	1,506	1	1	0.1	100	0.1	—	—
	Total third-party	129,950	22,833	12,338	17.6	54	9.5	4,777	1,328
	Amounts due from holding company and fellow subsidiaries	7,904	—	—	—	—	—	—	—
		137,854	22,833	12,338	16.6	54	9.0	4,777	1,328

	Banks	158,680	9	9	—	100	—	—	—

For the notes to this table refer to page 100.

Financial review Risk and balance sheet management continued

		NatWest Group
	2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,939	—	—	—	—	—	—	—
	Finance	3,145	103	30	3.3	29	1.0	20	4
Personal	- mortgages	26,189	1,575	289	6.0	18	1.1	226	7
	- unsecured	19,262	2,238	1,790	11.6	80	9.3	731	703
	Property and construction	46,051	12,279	4,680	26.7	38	10.2	3,069	152
	Manufacturing	6,326	433	203	6.8	47	3.2	131	41
	Finance leases (2)	105	20	10	19.0	50	9.5	—	—
	Retail, wholesale and repairs	9,419	723	339	7.7	47	3.6	197	50
	Transport and storage	2,432	71	43	2.9	61	1.8	16	9
	Health, education and leisure	8,010	509	157	6.4	31	2.0	86	26
	Hotels and restaurants	4,650	878	355	18.9	40	7.6	199	58
	Utilities	1,818	4	2	0.2	50	0.1	1	—
	Other	9,852	730	369	7.4	51	3.7	186	39
	Latent	—	—	1,133	—	—	—	277	—
	Total third-party	139,198	19,563	9,400	14.1	48	6.8	5,139	1,089
	Amounts due from holding company and fellow subsidiaries	9,305	—	—	—	—	—	—	—
		148,503	19,563	9,400	13.2	48	6.3	5,139	1,089

	of which:
	UK
	- residential mortgages	6,601	70	11	1.1	16	0.2	7	1
	- personal lending	15,549	2,034	1,636	13.1	80	10.5	688	684
	- property and construction	31,001	4,964	1,502	16.0	30	4.8	849	151
	- other	37,511	1,612	1,338	4.3	83	3.6	346	215
	Europe
	- residential mortgages	19,323	1,505	280	7.8	19	1.4	219	6
	- personal lending	2,264	202	165	8.9	82	7.3	43	19
	- property and construction	14,774	7,315	3,178	49.5	43	21.5	2,220	1
	- other	9,532	1,851	1,280	19.4	69	13.4	767	12
	US	1,194	8	8	0.7	100	0.7	—	—
	RoW	1,449	2	2	0.1	100	0.1	—	—
	Total third-party	139,198	19,563	9,400	14.1	48	6.8	5,139	1,089
	Amounts due from holding company and fellow subsidiaries	9,305	—	—	—	—	—	—	—
		148,503	19,563	9,400	13.2	48	6.3	5,139	1,089

	Banks	146,956	9	9	—	100	—	—	—

For the notes to this table refer to page 100.

Balance sheet analysis: REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Core

		NatWest Group
	2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,252	—	—	—	—	—	—	—
	Finance	3,728	64	31	1.7	48	0.8	23	12
Personal	- mortgages	86,587	4,279	1,366	4.9	32	1.6	552	29
	- unsecured	16,143	1,947	1,678	12.1	86	10.4	378	414
	Property	18,579	2,794	1,071	15.0	38	5.8	522	74
	Construction	2,789	481	236	17.2	49	8.5	81	25
	Manufacturing	4,784	243	136	5.1	56	2.8	39	11
	Finance leases (2)	152	14	9	9.2	64	5.9	8	—
	Retail, wholesale and repairs	7,497	617	328	8.2	53	4.4	134	42
	Transport and storage	1,951	62	28	3.2	45	1.4	7	4
	Health, education and leisure	7,249	405	166	5.6	41	2.3	58	19
	Hotels and restaurants	3,642	880	397	24.2	45	10.9	116	38
	Utilities	1,251	6	5	0.5	83	0.4	—	—
	Other	9,466	1,069	617	11.3	58	6.5	118	57
	Latent	—	—	865	—	—	—	86	—
	Total third-party	165,070	12,861	6,933	7.8	54	4.2	2,122	725
	Amounts due from holding company and fellow subsidiaries	3,061	—	—	—	—	—	—	—
		168,131	12,861	6,933	7.6	54	4.1	2,122	725

	of which:
	UK
	- residential mortgages	68,856	1,220	242	1.8	20	0.4	30	5
	- personal lending	13,627	1,803	1,539	13.2	85	11.3	349	403
	- property	14,405	1,149	386	8.0	34	2.7	165	73
	- construction	2,525	421	197	16.7	47	7.8	77	25
	- other	31,555	1,476	1,091	4.7	74	3.5	261	171
	Europe
	- residential mortgages	17,266	3,059	1,124	17.7	37	6.5	522	24
	- personal lending	1,465	143	138	9.8	97	9.4	29	10
	- property	4,137	1,645	685	39.8	42	16.6	357	1
	- construction	264	60	39	22.7	65	14.8	4	—
	- other	7,843	1,884	1,491	24.0	79	19.0	334	12
	US	1,342	—	—	—	—	—	(6)	—
	RoW	1,785	1	1	0.1	100	0.1	—	1
	Total third-party	165,070	12,861	6,933	7.8	54	4.2	2,122	725
	Amounts due from holding company and fellow subsidiaries	3,061	—	—	—	—	—	—	—
		168,131	12,861	6,933	7.6	54	4.1	2,122	725

	Banks	130,272	6	6	—	100	—	(1)	2

For the notes to this table refer to page 100.

Financial review Risk and balance sheet management continued

		NatWest Group
	2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,931	—	—	—	—	—	—	—
	Other finance	3,205	51	20	1.6	39	0.6	23	21
Personal	- mortgages	25,717	2,199	681	8.6	31	2.6	447	12
	- unsecured	17,926	2,055	1,695	11.5	82	9.5	446	529
	Property	19,063	2,099	658	11.0	31	3.5	267	38
	Construction	3,367	431	177	12.8	41	5.3	120	113
	Manufacturing	4,707	189	100	4.0	53	2.1	72	83
	Finance leases (2)	27	5	2	18.5	40	7.4	1	—
	Retail, wholesale and repairs	8,040	476	232	5.9	49	2.9	153	70
	Transport and storage	1,892	44	23	2.3	52	1.2	7	9
	Health, education and leisure	6,925	350	130	5.1	37	1.9	69	20
	Hotels and restaurants	3,741	802	326	21.4	41	8.7	183	39
	Utilities	1,398	7	1	0.5	14	0.1	—	—
	Other	8,679	941	557	10.8	59	6.4	453	109
	Latent	—	—	741	—	—	—	(28)	—
	Total third-party	106,618	9,649	5,343	9.1	55	5.0	2,213	1,043
	Amounts due from holding company and fellow subsidiaries	7,879	—	—	—	—	—	—	—
		114,497	9,649	5,343	8.4	55	4.7	2,213	1,043

	of which:
	UK
	- residential mortgages	7,292	78	17	1.1	22	0.2	10	2
	- personal lending	14,531	1,914	1,572	13.2	82	10.8	454	507
	- property	14,844	1,079	298	7.3	28	2.0	122	38
	- construction	3,080	366	141	11.9	39	4.6	108	114
	- other	31,751	1,313	913	4.1	70	2.9	288	215
	Europe
	- residential mortgages	18,162	2,121	664	11.7	31	3.7	437	10
	- personal lending	1,889	140	122	7.4	87	6.5	(8)	22
	- property	4,207	1,020	360	24.2	35	8.6	145	—
	- construction	287	65	36	22.6	55	12.5	12	(1)
	- other	7,892	1,552	1,219	19.7	79	15.4	653	136
	US	1,177	—	—	—	—	—	(8)	—
	RoW	1,506	1	1	0.1	100	0.1	—	—
	Total third-party	106,618	9,649	5,343	9.1	55	5.0	2,213	1,043
	Amounts due from holding company and fellow subsidiaries	7,879	—	—	—	—	—	—	—
		114,497	9,649	5,343	8.4	55	4.7	2,213	1,043

	Banks	158,639	9	9	—	100	—	—	—

For the notes to this table refer to page 100.

Balance sheet analysis: REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Core continued

		NatWest Group
	2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1,926	—	—	—	—	—	—	—
	Finance	2,605	69	18	2.6	26	0.7	14	4
Personal	- mortgages	26,181	1,575	289	6.0	18	1.1	191	7
	- unsecured	19,146	2,230	1,787	11.6	80	9.3	729	700
	Property and construction	23,401	1,973	634	8.4	32	2.7	589	40
	Manufacturing	5,986	258	121	4.3	47	2.0	94	15
	Finance leases (2)	16	1	1	6.3	100	6.3	—	—
	Retail, wholesale and repairs	8,820	384	161	4.4	42	1.8	150	44
	Transport and storage	1,982	44	27	2.2	61	1.4	12	7
	Health, education and leisure	7,596	308	86	4.1	28	1.1	63	13
	Hotels and restaurants	4,034	544	206	13.5	38	5.1	128	18
	Utilities	1,815	4	2	0.2	50	0.1	1	—
	Other	8,839	413	238	4.7	58	2.7	122	32
	Latent	—	—	773	—	—	—	157	—
	Total third-party	112,347	7,803	4,343	6.9	56	3.9	2,250	880
	Amounts due from holding company and fellow subsidiaries	9,275	—	—	—	—	—	—	—
		121,622	7,803	4,343	6.4	56	3.6	2,250	880

	of which:
	UK
	- residential mortgages	6,601	70	11	1.1	16	0.2	7	1
	- personal lending	15,541	2,027	1,633	13.0	81	10.5	686	681
	- property and construction	18,429	1,365	376	7.4	28	2.0	313	39
	- other	35,081	1,031	849	2.9	82	2.4	232	121
	Europe
	- residential mortgages	19,315	1,505	280	7.8	19	1.4	184	6
	- personal lending	2,156	201	164	9.3	82	7.6	43	19
	- property and construction	4,836	608	258	12.6	42	5.3	276	1
	- other	8,212	986	762	12.0	77	9.3	509	12
	US	727	8	8	1.1	100	1.1	—	—
	RoW	1,449	2	2	0.1	100	0.1	—	—
	Total third-party	112,347	7,803	4,343	6.9	56	3.9	2,250	880
	Amounts due from holding company and fellow subsidiaries	9,275	—	—	—	—	—	—	—
		121,622	7,803	4,343	6.4	56	3.6	2,250	880

	Banks	146,044	9	9	—	100	—	—	—

For the notes to this table refer to page 100.

Financial review Risk and balance sheet management continued

Sector and geographical regional analyses: Non-Core

		NatWest Group
	2012	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	1	—	—	—	—	—	—	—
	Finance	112	36	19	32.1	53	17.0	—	—
Personal	- mortgages	15	10	—	66.7	—	—	—	—
	- unsecured	87	5	1	5.7	20	1.1	—	1
	Property	15,098	10,746	6,245	71.2	58	41.4	881	164
	Construction	745	421	189	56.5	45	25.4	(41)	37
	Manufacturing	194	97	64	50.0	66	33.0	9	5
	Finance leases (2)	51	9	6	17.6	67	11.8	(2)	2
	Retail, wholesale and repairs	408	298	171	73.0	57	41.9	25	15
	Transport and storage	63	20	9	31.7	45	14.3	2	1
	Health, education and leisure	185	114	68	61.6	60	36.8	13	2
	Hotels and restaurants	503	431	224	85.7	52	44.5	14	17
	Utilities	2	—	—	—		—	—	—
	Other	484	381	192	78.7	50	39.7	50	19
	Latent	—	—	264	—	—	—	105	—
	Total third-party	17,948	12,568	7,452	70.0	59	41.5	1,056	263
	Amounts due from holding company and fellow subsidiaries	3	—	—	—	—	—	—	—
		17,951	12,568	7,452	70.0	59	41.5	1,056	263

	of which:
	UK
	- personal lending	3	3	1	100.0	33	33.3	—	1
	- property	6,652	2,974	1,796	44.7	60	27.0	302	115
	- construction	495	274	99	55.4	36	20.0	(9)	37
	- other	1,010	408	292	40.4	72	28.9	38	54
	Europe
	- residential mortgages	5	—	—	—	—	—	—	—
	- personal lending	84	2	—	2.4	—	—	—	—
	- property	8,301	7,772	4,449	93.6	57	53.6	579	49
	- construction	250	147	90	58.8	61	36.0	(32)	—
	- other	993	978	725	98.5	74	73.0	178	7
	US	155	10	—	6.5	—	—	—	—
	Total third-party	17,948	12,568	7,452	70.0	59	41.5	1,056	263
	Amounts due from holding company and fellow subsidiaries	3	—	—	—	—	—	—	—
		17,951	12,568	7,452	70.0	59	41.5	1,056	263

	Banks	52	—	—	—	—	—	—	—

For the notes to this table refer to page 100.

Balance sheet analysis: REIL, provisions and AFS reserves continued
Sector and geographical regional analyses: Non-Core continued

		NatWest Group
	2011	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	2	—	—	—	—	—	—	—
	Finance	154	42	20	27.3	48	13.0	8	2
Personal	- mortgages	6	—	—	—	—	—	—	—
	- unsecured	119	7	3	5.9	43	2.5	3	3
	Property	19,301	11,178	5,777	57.9	52	29.9	2,638	108
	Construction	1,049	587	295	56.0	50	28.1	(147)	52
	Manufacturing	244	107	69	43.9	64	28.3	48	60
	Finance leases (2)	53	17	10	32.1	59	18.9	1	—
	Retail, wholesale and repairs	511	316	176	61.8	56	34.4	16	11
	Transport and storage	89	18	10	20.2	56	11.2	(3)	4
	Health, education and leisure	356	130	65	36.5	50	18.3	3	6
	Hotels and restaurants	544	411	239	75.6	58	43.9	118	17
	Utilities	38	—	—	—	—	—	2	2
	Other	866	371	171	42.8	46	19.7	63	20
	Latent	—	—	160	—	—	—	(186)	—
	Total third-party	23,332	13,184	6,995	56.5	53	30.0	2,564	285
	Amounts due from holding company and fellow subsidiaries	25	—	—	—	—	—	—	—
		23,357	13,184	6,995	56.4	53	29.9	2,564	285

	of which:
	UK
	- personal lending	14	7	3	50.0	43	21.4	3	3
	- property	9,833	3,323	1,642	33.8	49	16.7	921	78
	- construction	780	362	166	46.4	46	21.3	(59)	52
	- other	1,380	497	349	36.0	70	25.3	(22)	104
	Europe
	- residential mortgages	6	—	—	—	—	—	—	—
	- personal lending	105	—	—	—	—	—	—	—
	- property	9,315	7,855	4,135	84.3	53	44.4	1,717	30
	- construction	269	225	129	83.6	57	48.0	(88)	—
	- other	1,178	915	571	77.7	62	48.5	92	18
	US	452	—	—	—	—	—	—	—
	Total third-party	23,332	13,184	6,995	56.5	53	30.0	2,564	285
	Amounts due from holding company and fellow subsidiaries	25	—	—	—	—	—	—	—
		23,357	13,184	6,995	56.4	53	29.9	2,564	285

	Banks	41	—	—	—	—	—	—	—

For the notes to this table refer to page 100.

Financial review Risk and balance sheet management continued

		NatWest Group
	2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
	Government (1)	13	—	—	—	—	—	—	—
	Finance	540	34	12	6.3	35	2.2	6	—
Personal	- mortgages	8	—	—	—	—	—	35	—
	- unsecured	116	8	3	6.9	38	2.6	2	3
	Property and construction	22,650	10,306	4,046	45.5	39	17.9	2,480	112
	Manufacturing	340	175	82	51.5	47	24.1	37	26
	Finance leases (2)	89	19	9	21.3	47	10.1	—	—
	Retail, wholesale and repairs	599	339	178	56.6	53	29.7	47	6
	Transport and storage	450	27	16	6.0	59	3.6	4	2
	Health, education and leisure	414	201	71	48.6	35	17.1	23	13
	Hotels and restaurants	616	334	149	54.2	45	24.2	71	40
	Utilities	3	—	—	—	—	—	—	—
	Other	1,013	317	131	31.3	41	12.9	64	7
	Latent	—	—	360	—	—	—	120	—
	Total third-party	26,851	11,760	5,057	43.8	43	18.8	2,889	209
	Amounts due from holding company and fellow subsidiaries	30	—	—	—	—	—	—	—
		26,881	11,760	5,057	43.7	43	18.8	2,889	209

	of which:
	UK
	- personal lending	8	7	3	87.5	43	37.5	2	3
	- property and construction	12,572	3,599	1,126	28.6	31	9.0	536	112
	- other	2,430	581	489	23.9	84	20.1	114	94
	Europe
	- residential mortgages	8	—	—	—	—	—	35	—
	- personal lending	108	1	1	0.9	100	0.9	—	—
	- property and construction	9,938	6,707	2,920	67.5	44	29.4	1,944
	- other	1,320	865	518	65.5	60	39.2	258	—
	US	467	—	—	—	—	—	—	—
	Total third-party	26,851	11,760	5,057	43.8	43	18.8	2,889	209
	Amounts due from holding company and fellow subsidiaries	30	—	—	—	—	—	—	—
		26,881	11,760	5,057	43.7	43	18.8	2,889	209

	Banks	912	—	—	—	—	—	—	—

Notes:
(1)	Includes central and local government.
(2)	Includes instalment credit.

Balance sheet analysis: REIL, provisions and AFS reserves continued
Provisions and AFS reserves methodology
The Group's consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements.

Provisions are assessed on a case by case basis by experienced specialists with input from professional valuers and accountants. The Group operates a transparent provisions governance framework, setting thresholds to trigger enhanced oversight and challenge.

Analyses of provisions are set out on page 102 to 103.

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in owners’ equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss. When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

The Group reviews its portfolios of available-for-sale financial assets for evidence of impairment, which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgement. The unrecognised losses on the Group’s available-for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

REIL flow statement
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	1,794	2,231	86	24	5,523	9,658	13,184	22,842
Transfers from fellow subsidiaries	1,071	—	—	—	—	1,071	—	1,071
Currency translation and other adjustments	7	66	—	(12)	(115)	(54)	(257)	(311)
Additions	834	1,766	67	—	3,299	5,966	2,260	8,226
Transfers (1)	(14)	31	—	—	—	17	7	24
Transfer to performing book	—	(68)	—	—	—	(68)	(7)	(75)
Repayments	(520)	(1,351)	(22)	(1)	(1,102)	(2,996)	(2,356)	(5,352)
Amounts written-off	(384)	(260)	(11)	—	(72)	(727)	(263)	(990)
At 31 December 2012	2,788	2,415	120	11	7,533	12,867	12,568	25,435

	UK Corporate	International Banking	Ulster Bank	Other	Total
Non-Core (by donating divisions)	£m	£m	£m	£m	£m
At 1 January 2012	1,560	13	11,611	—	13,184
Currency translation and other adjustments	(40)	10	(229)	2	(257)
Additions	597	5	1,658	—	2,260
Transfers	7	—	—	—	7
Transfer to performing book	(7)	—	—	—	(7)
Repayments	(765)	(5)	(1,585)	(1)	(2,356)
Amounts written-off	(124)	—	(139)	—	(263)
At 31 December 2012	1,228	23	11,316	1	12,568

Note:
(1)	Represents transfers between REIL and potential problem loans.

Financial review Risk and balance sheet management continued

REIL summary
The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2012			2011			2010
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m
Impaired loans
- UK	5,196	3,448	8,644	4,161	3,741	7,902	3,794	3,554	7,348
- overseas	6,341	8,782	15,123	4,677	8,966	13,643	3,182	7,405	10,587
	11,537	12,230	23,767	8,838	12,707	21,545	6,976	10,959	17,935

Accruing loans past due 90 days or more
- UK	875	211	1,086	591	448	1,039	701	633	1,334
- overseas	455	127	582	229	29	258	135	168	303
	1,330	338	1,668	820	477	1,297	836	801	1,637
Total REIL	12,867	12,568	25,435	9,658	13,184	22,842	7,812	11,760	19,572

REIL as a % of gross loans and advances(1)	7.6%	70.0%	13.7%	9.0%	57.3%	17.5%	6.9%	44.5%	14.0%
Provisions as a % of REIL	54%	59%	57%	55%	53%	54%	56%	43%	48%

Note:
(1)	Excludes reverse repos.

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2012			2011			2010
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m
Past due 1-29 days	1,525	10	1,535	1,905	49	1,954	2,436	119	2,555
Past due 30-59 days	618	5	623	753	50	803	839	206	1,045
Past due 60-89 days	430	4	434	582	55	637	449	165	614
Past due 90 days or more	1,330	338	1,668	820	477	1,297	836	801	1,637
	3,903	357	4,260	4,060	631	4,691	4,560	1,291	5,851

Impairment provision flow statement
The movement in loan impairment provision by division is shown in the table below.

	NatWest Group
	UK Retail	UK Corporate	Wealth	International Banking	Ulster Bank	Total R&C (1)	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	1,576	970	39	18	2,749	5,352	5,352	6,995	12,347
Currency translation and other adjustments	6	73	—	(1)	(54)	24	24	(159)	(135)
Transfers from fellow subsidiaries	251	—	—	—	—	251	251	—	251
Amounts written-off	(384)	(260)	(11)	—	(72)	(727)	(727)	(263)	(990)
Recoveries of amounts previously written-off	46	6	—	6	2	60	60	9	69
Charge to income statement	332	409	23	(7)	1,364	2,121	2,121	1,056	3,177
Unwind of discount(2)	(34)	(28)	(1)	—	(79)	(142)	(142)	(186)	(328)
At 31 December 2012	1,793	1,170	50	16	3,910	6,939	6,939	7,452	14,391

Individually assessed
- banks	—	—	—	6	—	6	6	—	6
- customers	—	381	42	4	1,213	1,640	1,640	6,792	8,432
Collectively assessed	1,669	649	—	—	2,110	4,428	4,428	396	4,824
Latent	124	140	8	6	587	865	865	264	1,129
	1,793	1,170	50	16	3,910	6,939	6,939	7,452	14,391

For the notes to this table refer to the following page.

Balance sheet analysis: REIL, provisions and AFS reserves continued
	UK Corporate	International Banking	Ulster Bank	Total
Non-Core (by donating division)	£m	£m	£m	£m
At 1 January 2012	680	13	6,302	6,995
Currency translation and other adjustments	(62)	11	(108)	(159)
Amounts written-off	(124)	—	(139)	(263)
Recoveries of amounts previously written-off	4	2	3	9
Charge to income statement	97	(17)	976	1,056
Unwind of discount (2)	(16)	—	(170)	(186)
At 31 December 2012	579	9	6,864	7,452

Individually assessed - customers	306	8	6,478	6,792
Collectively assessed	235	—	161	396
Latent	38	1	225	264
	579	9	6,864	7,452

	NatWest Group
	UK Retail	UK Corporate	Wealth	International Banking	Ulster	Total R&C (1)	Total Core	Non-Core	Group
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	1,659	937	35	88	1,633	4,352	4,352	5,057	9,409
Currency translation and other adjustments	3	(4)	1	(3)	(79)	(82)	(82)	(152)	(234)
Amounts written-off	(496)	(356)	(7)	(60)	(124)	(1,043)	(1,043)	(285)	(1,328)
Recoveries of amounts previously written-off	28	4	—	1	1	34	34	9	43
Charged to income statement	417	409	11	(8)	1,384	2,213	2,213	2,564	4,777
Unwind of discount (2)	(35)	(20)	(1)	—	(66)	(122)	(122)	(198)	(320)
At 31 December 2011	1,576	970	39	18	2,749	5,352	5,352	6,995	12,347

Individually assessed
- banks	—	—	2	7	—	9	9	—	9
- customers	—	322	32	4	991	1,349	1,349	6,505	7,854
Collectively assessed	1,487	484	—	—	1,282	3,253	3,253	330	3,583
Latent	89	164	5	7	476	741	741	160	901
	1,576	970	39	18	2,749	5,352	5,352	6,995	12,347

At 1 January 2010	1,661	619	32	91	962	3,365	3,365	2,309	5,674
Intra-group transfers	—	—	—	—	(351)	(351)	(351)	351	—
Currency translation and other adjustments	—	52	2	9	(22)	41	41	(93)	(52)
Disposals	—	—	—	—	—	—	—	(3)	(3)
Amounts written-off	(663)	(154)	(4)	(11)	(48)	(880)	(880)	(209)	(1,089)
Recoveries of amounts previously written-off	46	3	—	—	1	50	50	1	51
Charge to income statement	648	436	6	(1)	1,161	2,250	2,250	2,889	5,139
Unwind of discount (2)	(33)	(19)	(1)	—	(70)	(123)	(123)	(188)	(311)
At 31 December 2010	1,659	937	35	88	1,633	4,352	4,352	5,057	9,409

Individually assessed
- banks	—	—	2	7	—	9	9	—	9
- customers	—	263	29	74	502	868	868	4,379	5,247
Collectively assessed	1,547	422	—	—	733	2,702	2,702	318	3,020
Latent	112	252	4	7	398	773	773	360	1,133
	1,659	937	35	88	1,633	4,352	4,352	5,057	9,409

Notes:
(1)	Retail & Commercial.
(2)	Recognised in interest income.

Financial review Risk and balance sheet management continued

Impairment charge analysis
The table below analyses the impairment charge for loans and securities.
	NatWest Group
	2012 £m	2011 £m	2010 £m
Individually assessed	1,620	3,623	3,517
Collectively assessed	1,367	1,368	1,345
Latent loss	191	(214)	277
Loans and advances to customers	3,178	4,777	5,139
Loans and advances to banks	(1)	—	—
Securities	6	15	5
Charge to income statement	3,183	4,792	5,144

Charge as a % of gross loans (1)	1.7%	3.7%	3.7%

Note:
(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repurchase agreements.

	NatWest Group
	2012			2011			2010 Group £m
	Core £m	Non-Core £m	Group £m	Core £m	Non-Core £m	Group £m
Loan impairment losses
- customers	2,122	1,056	3,178	2,213	2,564	4,777	5,139
- banks	(1)	—	(1)	—	—	—	—
	2,121	1,056	3,177	2,213	2,564	4,777	5,139

Impairment losses on securities
- debt securities	(2)	—	(2)	—	—	—	1
- equity shares	3	5	8	—	15	15	4
	1	5	6	—	15	15	5

Charge to income statement	2,122	1,061	3,183	2,213	2,579	4,792	5,144

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2012 £m	2011 £m	2010 £m
Potential problem loans	342	139	134

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Market risk
106	Introduction
106	Governance
106	Risk measurement
106	Key principles
106	Risk appetite
107	Risk models
109	Stress testing
109	Pricing models
110	Trading book
110	Market risk capital
110	Minimum capital requirements

Financial review Risk and balance sheet management continued

Market risk
Introduction
Market risk arises from fluctuations in interest rates, foreign currency, credit spreads, equity prices, commodity prices and risk related factors such as market volatilities. The RBS Group manages market risk within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stressed VaR (SVaR), stress testing and sensitivity analyses.

Governance
Business structure
NatWest Group is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, asset-backed, corporate debt, equity securities and the execution clearance of exchange traded futures and options on futures contracts. The NatWest Group transacts primarily with institutional counterparties and government sponsored entities through its US trading subsidiary, RBS Securities Inc. The majority of NatWest Group’s market risk exposure is in Markets.

The NatWest Group undertakes transactions in financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin on a daily basis with cash or other security at the exchange.

The NatWest Group also undertakes transactions in financial instruments that are traded over-the-counter rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to meet customer requirements.

Organisation structure
Independent oversight and support is provided to the divisions by the Global Head of Market & Insurance Risk, assisted by the RBS Group and divisional market risk teams. The head of each division, assisted by a divisional market risk management team, is accountable for all market risks associated with its activities. The Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across the RBS Group, including risk appetite, risk policy, models, methodology and market risk development issues. The committee meets quarterly and is chaired by the Global Head of Market & Insurance Risk. Attendees include respective divisional market risk managers and RBS Group Market Risk.

Regulatory risk
Trading activities will indirectly be impacted by regulatory proposals that will change market participants behaviours. These are discussed in more detail in the Regulatory risk section (refer to page 124). Developments specific to market risk include the Fundamental Review of the Trading Book (FRTB) and the Fundamental Review of the Securitisation Treatments. The FRTB remains at a conceptual stage and there is currently insufficient practical detail available to provide a meaningful assessment of what may eventually be implemented. The Basel Committee's review of the treatment of securitisation positions is further advanced and the RBS Group is currently reviewing how it can participate to assess the impact on trading book activities.

Risk measurement
Key principles
The RBS Group’s qualitative market risk appetite is set out in policy statements, which outline the governance, responsibilities and requirements surrounding the identification, measurement, analysis, management and communication of market risk arising from the trading and non-trading investment activities of the RBS Group. All teams involved in the management and control of market risk are required to fully comply with the policy statements to ensure the RBS Group is not exposed to market risk beyond the qualitative and quantitative risk appetite. The control framework covers the following principles:

•	Clearly defined responsibilities and authorities for the primary groups involved in market risk management in the RBS Group;

•	An independent market risk management process;

•	Daily monitoring, analysis and reporting of market risk exposures against market risk limits;

•	Clearly defined limit structure and escalation process in the event of a market risk limit excess;

•	A market risk measurement methodology that captures correlation effects and allows aggregation of market risk across risk types, markets and business lines;

•	Use of VaR as a measure of the one-day and SVaR as a measure of the ten-day market risk exposure of all trading positions;

•	Use of non-VaR based limits and other controls;

•
Use of stress testing and scenario analysis to support the market risk measurement and risk management process by assessing how portfolios and global business lines perform under extreme market conditions;

•	Use of back-testing as a diagnostic tool to assess the accuracy of the VaR model and other risk management techniques;

•	Adherence to the risks not in VaR framework to identify, quantify and capitalise risks not captured within the VaR model; and

•	A product approval process that requires market risk teams to assess and quantify market risk associated with proposed new products.

Risk appetite*
The Executive Risk Forum (ERF) approves the quantitative market risk appetite for trading and non-trading activities. The Global Head of Market & Insurance Risk, under delegated authority from the ERF, sets and populates a limit framework, which is cascaded down through legal entity, division, business and desk level market risk limits.

At the RBS Group level, the risk appetite is expressed in the form of a combination of VaR, SVaR, sensitivity and stress testing limits.

A daily report summarises the RBS Group’s market risk exposures against the agreed limits. This daily report is sent to the Head of Restructuring & Risk, Global Head of Market & Insurance Risk, divisional Chief Risk Officers and appropriate divisional market risk managers.

* unaudited

Market risk: Risk measurement continued
Legal entities, divisions and lower levels in the business also have an appropriate market risk framework of controls and limits in place to cover all material market risk exposures.

The specific market risk metrics that are appropriate for controlling the positions of a desk will be more granular than the RBS Group level limits and tailored to the particular division and business.

The market risk control framework has been enhanced further during 2012 with the implementation of SVaR and portfolio gap risk limits. The portfolio gap risk takes into consideration the possibility of the joint occurrence of losses across different gap risk products. In line with the overall business strategy to reduce risk exposures, the RBS Group’s market risk limits were adjusted down during 2012.

In 2012, a market risk economic capital model was developed. It is planned to use this model for performance measurement within Markets and to assess the risks of the RBS Group from a consolidated economic perspective. The results of the model will be consolidated with other risk types and reported during 2013. The model calculates the market and default risk in the trading book using an extended historic simulation approach with multiple liquidity horizons (differentiated by portfolio and asset class). The results are annualised to be consistent with the other RBS Group economic capital models.

Risk models*
Risk models are developed both within divisional units and by RBS Group functions. Risk models are also subject to independent review and sign-off to the same standard as pricing models. Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back-testing results, risks not included in the VaR framework and other model performance statistics.

VaR - is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at a given confidence level. For internal risk management purposes, the NatWest Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The NatWest Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

The VaR model has been approved by the FSA to calculate regulatory capital for the trading book for those legal entities under its jurisdiction. Within NatWest Group, these legal entities are National Westminster Bank Plc; RBS Financial Products Inc and RBS Securities Inc. Regulatory VaR differs from the internal VaR as it is based on a ten-day holding period. The approval covers general market risk in interest rate, foreign exchange, equity and specified commodity products and specific risk in interest rate and equity products.

The VaR model is an important market risk measurement and control tool. It is used for determining a significant component of the market risk capital and, as such, it is regularly assessed. The main approach employed to asses the ongoing model performance is back-testing, which counts the number of days when a loss (as defined by the FSA) exceeds the corresponding daily VaR estimate, measured at a 99% confidence level. The FSA categorises a VaR model as green, amber or red. A green model status is consistent with a good working model and is achieved for models that have four or fewer back-testing exceptions in a 12-month period. For the NatWest Group’s trading book, a green model status was maintained throughout 2012.

The NatWest Group’s VaR should be interpreted in light of the limitations of the methodology used, as follows:

•
Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the two-year time series. Therefore, events that are more severe than those in the historical data series are not represented.

•	The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

•	The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

•
The NatWest Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and, if so, intra-day profit and losses will be incurred.

These limitations mean that the NatWest Group cannot guarantee that losses will not exceed the VaR.

During 2012, an improved methodology was implemented for interest rates, to more realistically represent the distribution of rate changes. The enhanced model introduced a level-dependent scaling methodology for interest rates, which removes the overestimation of rate fluctuations in regimes of declining rates and leads to a swifter adaptation to changing circumstances in times of increasing rates. In NatWest Group, at the point of implementation the impact on the trading VaR was an increase of £0.2 million, while the interest rate VaR saw a decrease of £3.8 million. The non-trading total and interest rate VaR both decreased by £0.6 million.

SVaR - is applied to the trading portfolio and utilises data from a specific one year period of stress. As with VaR, the technique produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence level. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed and a confidence level of 99%.

In December 2012, the FSA confirmed the European Banking Authority guidelines relating to SVaR. The FSA now requires the use of ‘Dynamic’ SVaR, where the worst one year period of stress is determined on a daily basis.

* unaudited

Financial review Risk and balance sheet management continued

Risks not in VaR (RNIV) - The RNIV framework has been developed to quantify those market risks not adequately captured by VaR and SVaR methodologies. The RNIV approach is used for market risks that fall within the scope of VaR, but which are insufficiently captured by the model methodology, for example due to the lack of sufficient historical data. These risks are therefore assessed outside the VaR model.

The RBS Group adopts two approaches to the quantification of risks not in VaR (RNIVs):

•	Some RNIVs are quantified using a (standalone) VaR approach. For these RNIVs, two values are calculated: (i) the VaR RNIV; and (ii) the SVaR RNIV.

•
Some RNIVs are quantified using a stress scenario approach. For these RNIVs, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number - the stressed RNIV value.

For each legal entity covered by the FSA VaR model waiver, all RNIVs are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stressed RNIV.

In each case, no allowance is made for potential diversification in respect of material RNIVs.

Incremental risk charge (IRC) - The IRC model aims to quantify the impact of defaults and rating changes on the market value of bonds, credit derivatives, and other related positions held in the trading book. It is calculated over a one year horizon to a 99.9% confidence level, and therefore represents a 1-in-1,000 loss over the following year. The modelling framework differentiates between the liquidity of different underlying instruments, with a minimum liquidity horizon of three months. It also captures basis risks between different products referencing the same underlying credit (e.g. bonds and credit default swaps (CDS)), and between similar products with different contractual terms (e.g. CDS in different currencies). The portfolio impact of correlated defaults and rating changes is assessed with reference to the resulting market value change of positions, which is determined using stressed recovery rates and modelled credit spread changes. The average liquidity horizon at the year end was 4.6 months.

In 2012, the IRC model was enhanced further; i) to better capture the risk characteristics of sovereign exposure migrations and defaults; and ii) to align the recovery rates for sovereign exposures to the banking book internal ratings based approach.

All price risk (APR) - there was no requirement to calculate any APR charge as the NatWest Group had no exposure to eligible positions in the Market’s correlation trading portfolio during 2012.

Model validation - A model assessment is performed before a new or changed model element is implemented, and before a change is made to a market data mapping. Depending on the results, it may be necessary to notify the FSA before implementation. The form of internal validation depends on the type of model and the materiality of the change.

In the case of VaR models, the following steps are considered. In some cases, for example a minor change to a market data mapping, it will not be necessary to perform all of the steps. However, in all cases there will be an independent review and validation.

•	Perform accuracy testing of the valuation methods used within VaR on appropriately chosen test portfolios. Ensure that tests capture the effect of using external data proxies where these are used.

•	Back-test the approach using the relevant portfolio.

•	Back-test the approach using hypothetical portfolio(s) where this is helpful for isolating the performance of specific areas of the model.

•	Identify all risks not adequately captured in VaR, and ensure that such risks are captured via the risks not in VaR process.

•	Identify any model weaknesses or scope limitations, their effect and how they have been addressed.

•	Identify ongoing model testing designed to give early warning of market or portfolio weakness becoming significant.

•
Perform impact assessment. Estimate the impact on total one-day and ten-day 99% VaR at the total legal entity level and the major business level, and individual risk factor level one-day and ten-day 99% VaR at the total legal entity level

Additionally, Group Risk Analytics (GRA) assess the appropriateness of all new or amended models prior to their introduction. Existing approved models are re-assessed on a periodic basis to ensure they remain fit-for-purpose, for example, following significant market developments or portfolio changes. The models required to be reviewed by GRA (in relation to market risk) include VaR, SVaR, IRC, APR and economic capital. The independent validation review process will consider some or all of the following areas as appropriate:

•	Test and challenge the logical and conceptual soundness of the methodology;

•
The assumptions underlying the model will be tested, where feasible against actual behaviour. The validation report will judge the reasonableness and stability of the assumptions and specify which assumptions, if any, should be routinely monitored in production;

•	Compare model results with independent model replication;

•	Compare outcome with results from alternative methods;

•	Test parameter selection and calibration;

•	Ensure that model outputs are sufficiently conservative in areas where there is significant model uncertainty;

•	Confirm applicability of tests for accuracy, and stability; recalculate; and ensure that results are robust; and

•	Ensure appropriate factor sensitivity analysis has been performed and documented.

Market risk: Risk measurement continued
Stress testing*
The RBS Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from severe and extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of the RBS Group’s trading and available-for-sale portfolios. The RBS Group calculates sensitivity analysis, historical stress tests and bottom-up stress testing.

Sensitivity analysis measures the sensitivity of the current portfolio of positions to defined market risk factor movements. These stresses are of a smaller magnitude compared to historical or bottom-up stress testing and are subject to the RBS Group Market Risk limit framework.

Historical stress tests calculate the changes in the portfolio valuations that would be generated if the extreme market movements that occurred during significant historical market events were repeated. Historical stress tests also form part of the RBS Group Market Risk limit framework.

Bottom-up stress testing requires analysis of the market risk exposures by risk factors and different liquidity horizons, to identify the key risks. Stresses for these risks are then designed following consultation with risk managers, economists and front office. The tests may be based on an economic scenario that is translated into risk factor shocks by an economist or by risk managers and front office as a means of assessing the vulnerabilities of their book.

The Global Market Risk Stress Testing Committee reviews and discusses all matters relating to market risk stress testing. Stress test exposures are discussed with senior management and relevant information is reported to the RBS Group Risk Committee, the ERF and the Board. Breaches in the RBS Group’s market risk stress testing limits are monitored and reported.

Reverse stress testing is designed to assess the plausibility of scenarios derived by stressing market risk factors until the loss reaches a given threshold. Market Risk contributes to the firm wide, cross risk reverse stress tests.

In addition to VaR and stress testing, the RBS Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Pricing models*
Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are subject to oversight and approval by asset level modelled product review committees. These committees prioritise models for independent validation by GRA taking into consideration both the materiality of risk booked against the model and an assessment of the degree of model risk (i.e. valuation uncertainty arising from choice of modelling assumptions). GRA review aims to quantify model risk by comparing model outputs against those of alternative independently developed models, the results of which are used by Market Risk to inform risk limits and by Finance to inform model reserves.

Marking-to-market
To ensure that the risks associated with trading activity are reflected in the financial and management statements, assets and liabilities in the trading book are measured at their fair value. Any profits or losses on the revaluation of positions are recognised in the income statement on a daily basis.

The fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 ‘Financial Instruments: Recognition and Measurement’ guidance, which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs.

When marking-to-market using a model, the valuation methodologies must be approved by all stakeholders (trading, finance, market risk, model development and model review) prior to use for profit and loss and risk management purposes.

Traders are responsible for marking-to-market their trading book positions on a daily basis. Traders can either:

•	directly mark a position with a price (e.g. spot foreign exchange); or

•	indirectly mark a position through the marking of inputs to an approved model, which will in turn generate a price.

Independent price verification
Independent price verification is a key additional control over front office marking of positions.

Key elements of the independent price verification framework include:

•
Appropriate financial controls - business unit controllers are responsible for ensuring that independent price verification processes are in place covering all trading book positions held by their business. The independent pricing verification policy requires that daily independent price verification is performed for positions where prices/model inputs are readily available on a daily basis. For positions where prices/model inputs are available on a less regular basis, verification may occur on a frequency that is less than daily. Where practical, verification is performed to a frequency that matches the availability of this independent price information.

•
Compliance statements - business unit control is required to prepare and maintain compliance statements that benchmark price verification procedures against the independent pricing policy. Each compliance statement requires review and sign-off from the relevant financial controller, market risk manager and front office management every six months at least.

For more information on independent price verification, refer to Valuation of financial instruments carried at fair value on page 177.

* unaudited

Financial review Risk and balance sheet management continued

Trading book
The table below analyses the VaR for NatWest Group’s trading portfolios segregated by type of market risk exposure.

	2012				2011				2010
	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	16.2	11.0	26.5	7.0	23.5	20.8	34.4	13.5	20.7	21.6	31.5	12.6
Credit spread	19.0	23.4	28.7	10.3	31.1	26.8	51.6	18.7	79.0	50.8	110.8	46.8
Currency	0.2	0.2	0.8	0.1	0.2	0.2	1.7	0.1	0.4	0.3	2.5	0.1
Equity	0.7	0.9	1.8	0.1	0.9	0.2	3.2	0.1	1.8	1.4	10.1	0.1
Commodity	—	—	0.1	—	—	—	0.1	—	0.1	0.1	0.6	—
Diversification (1)		(14.6)				(15.7)				(21.2)
Total	20.5	20.9	34.8	12.8	35.6	32.3	62.2	20.3	80.6	53.0	120.2	50.0

Note:
(1)
NatWest Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points
•
The average and maximum credit spread VaR for 2012 were lower than for 2011. This was because the credit spread volatility experienced during the financial crisis dropped out of the time series window, along with a reduction in the asset-backed securities trading inventory in Core.

•	The average and period end Group total and interest rate VaR were lower in 2012, due to the implementation of an enhanced rates re-scaling methodology.

•	The VaR for NatWest Group’s non-trading portfolios are minimal. The average VaR was £1.0 million for 2012 (2011 - £1.1 million; 2010 - £2.1 million) primarily interest rate related.

Market risk capital*
Minimum capital requirements
The following table analyses NatWest Group’s market risk minimum capital requirement, calculated in accordance with Basel 2.5.

	2012	2011
	£m	£m
Interest rate position risk requirement	39	902
Equity position risk requirement	1	3
Option position risk requirement	—	26
Commodity position risk requirement	2	2
Foreign currency position risk requirement	10	8
Specific interest rate risk of securitisation positions	54	71
Total (standard method)	106	1,012
Pillar 1 model based position risk requirement	724	32
Total position risk requirement	830	1,044

The principal contributors to the Pillar 1 model based position risk requirement (PRR) are:

	2012
	Average (1)	Maximum (1)	Minimum (1)	Period end	2011
	£m	£m	£m	£m	£m
Value-at-risk (VaR)	100	125	10	120	9
Stressed VaR (SVaR)	231	291	20	289	23
Incremental risk charge (IRC)	152	304	—	131	—

Note:
(1)	The average, maximum and minimum are based on the monthly Pillar 1 model based capital requirements.

Key point
•
The FSA approved the inclusion of the Group’s US trading subsidiary RBS Securities Inc. in the regulatory models in March 2012. This resulted in the model-based charges for VaR, SVaR and IRC increasing at that time and the standardised interest rate PRR decreasing significantly.

* unaudited

Country risk
112	Introduction
112	External environment
113	Governance, monitoring and management
114	Country risk exposure
114	Definitions
114	Summary
117	Total eurozone
118	Ireland
119	Eurozone periphery
120	Eurozone non-periphery

Financial review Risk and balance sheet management continued

Country risk
Introduction*
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and conflict. Such events have the potential to affect elements of NatWest Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk-related losses.

External environment*
Country risk, notably in the eurozone, remained elevated in 2012, particularly in the first half of the year. Economic growth projections were lowered, predominantly for Europe, but also for a number of major emerging markets. However, important first steps towards achieving longer-term stabilisation in the eurozone led to some notable easing of crisis risks. Growth data from major non-European economies, such as China, were more encouraging towards the end of the year. The ability of policymakers to tackle fiscal challenges and restore confidence and growth in both the US and Europe will be a key factor in determining the pace of recovery.

Eurozone risks
Eurozone risks continued to dominate, as concerns about the impact of banking sector problems on government balance sheets led to further capital flight from periphery countries and a rise in sovereign bond yields until August, particularly for Spain. To break the feedback loop between banks and their sovereigns, eurozone leaders agreed at their June summit that the European Stability Mechanism (ESM), the eurozone’s permanent crisis fund, could lend to banks directly once a single eurozone-wide banking regulator had been established. They also approved the provision by the ESM of significant financial support to Spain to recapitalise its banks.

In the second half of the year, the ESM became fully operational and the European Central Bank (ECB) announced a major new facility, Outright Monetary Transactions. This facility allows secondary market purchases by the ECB of bonds issued by eurozone sovereigns that are subject to a European Union (EU)/International Monetary Fund (IMF) support programme. Following these steps, sovereign bond yields fell markedly.

Meanwhile, in Greece, private sector claims on the government were restructured in early 2012, but political risks remained acute as two successive parliamentary elections eventually resulted in a narrow victory for the pro-bailout New Democracy party. As the electoral process delayed policy implementation and the recession, contrary to earlier expectations, deepened further, additional reforms became necessary and the European Commission, the IMF and the ECB (known collectively as the Troika) further eased Greece’s targets.

Elsewhere, Ireland continued to make progress towards targets set out in its Troika programme, notably allowing the government to resume a degree of market financing. Talks with the European authorities on ways to relieve the government of some of the costs of past banking sector support continued, resulting in a favourable restructuring of the Anglo Irish promissory note in early 2013, reducing related fiscal costs somewhat. Notwithstanding these developments, Irish growth remained very weak and reliant on external demand. Portugal also made progress in a number of areas, though had greater structural constraints to address to boost longer-term growth prospects. Towards the end of the year, Cyprus also entered negotiations with the EU and IMF on a support programme. The eurozone as a whole entered recession in the second half of the year, although divergence within the currency union continued, with the core considerably stronger than the periphery.

Emerging markets
Emerging markets performed better on the whole. In developing Asia, the economies of China and India both continued to slow from a strong base, but risks remained held in check by healthy external balance sheets.

Emerging countries in Europe started to be affected by very weak growth in the eurozone, with the most export-focused economies being worst hit. However, countries that took significant action in the wake of the financial crisis to stabilise their banking sectors, saw an easing of risk. Turkey was upgraded by one rating agency to investment grade.

General political instability seen in the Middle East and North Africa in 2011 moderated in 2012 in most countries except Syria, although transition to democratic rule was only partial in some cases. Excluding Bahrain, Gulf Cooperation Council countries were generally more stable, underpinned by high oil prices.

Latin America continued to be characterised by greater stability, due to generally healthier sovereign balance sheets. However, growth prospects deteriorated because of weaker external demand, notably in the region’s largest economy, Brazil.

Outlook
Overall, the outlook for 2013 remains challenging with risks likely to remain elevated but divergent. Much will depend on the success of EU efforts to contain contagion from the sovereign crisis (where downside risks are high) and on whether growth headwinds in larger advanced economies, particularly the US and Japan, persist. Emerging market balance sheet risks remain lower, despite structural and political constraints, but it is expected that these economies will continue to be affected by events elsewhere through financial markets and trade channels.

* unaudited

Country risk continued
Governance, monitoring and management*
The RBS Group’s country risk framework is set by the RBS Group Executive Risk Forum (ERF), which has delegated authority to the RBS Group Country Risk Committee (GCRC) to manage exposures within the framework and deal with any limit breaches, with escalation where needed to ERF. Under this framework, exposures to all countries are monitored. Countries with material exposures are included in the RBS Group’s country risk Watchlist process to identify emerging issues and facilitate the development of mitigation strategies. Detailed portfolio reviews are undertaken on a regular basis to ensure that country portfolio compositions remain aligned to the RBS Group’s country risk appetite in light of evolving economic and political developments.

Limits on total exposure are set for individual countries based on a risk assessment taking into account the country’s economic and political situation and outlook, as well as the RBS Group’s portfolio composition in that country. Sub-limits are set on medium-term (greater than one year) exposure since this exposure can, by nature, not be reduced as rapidly as short-term exposure in the event of deterioration of a country’s creditworthiness.

During 2012, in addition to all emerging markets and the vulnerable eurozone countries, RBS Group brought nearly all advanced countries under country limits. The exceptions are the UK (and related European special territories of Guernsey, Jersey, the Isle of Man and Gibraltar) and the US, given their home country status.

Also in 2012, an enhanced country risk appetite framework was introduced. RBS Group’s risk appetite for a particular country is now guided by global risk appetite, the country’s internal rating and strategic importance to RBS Group, the portfolio composition by tenors and clients, an assessment of the potential for losses arising from a number of possible key country risk events, and other country-specific considerations such as funding profile, risk/return analysis, business opportunities and reputational risk. The actual country limits continue to be set by GCRC (or the ERF above certain benchmark levels).

Further enhancements included improved divisional country risk operating models and the implementation of a new sovereign rating model.

Eurozone crisis preparedness
An RBS Group executive steering group is driving eurozone crisis preparedness. Its agenda in 2012 included operational preparations for possible sovereign defaults and/or eurozone exits. The steering group also considered initiatives to determine and reduce redenomination risk. Further actions to mitigate risks and strengthen control in the eurozone typically included taking guarantees or insurance, updating collateral agreements, and tightening certain credit pre-approval processes.

Redenomination risk
The overall impact of redenomination risk on the NatWest Group is difficult to determine with certainty, but would be shaped by: the scope and reach of any new legislation introduced by an exiting country; its applicability to the facility documentation; and whether there are any appropriate offsets to the exposures. For the purposes of estimating funding mismatches at risk of redenomination (detailed below), NatWest Group takes, as its starting point balance sheet exposure as defined on page 114 and excludes exposures at low risk of redenomination. The latter are identified through consideration of the relevant documentation, particularly the currency of exposure, governing law, court of jurisdiction, precise definition of the contract currency (for euro facilities), and location of payment. NatWest Group also deducts offsets for provisions taken and liabilities that would be expected to redenominate at the same time.

A redenomination event would also be accompanied by increased credit risk, for two reasons. First, capital controls would likely be introduced in the affected country, resulting in any non-redenominated assets, including non-euro assets, potentially becoming harder to service. Second, a sharp devaluation could imply payment difficulties for counterparties with large debts denominated in foreign currency and counterparties that are heavily dependent on imports.

NatWest Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. During 2012, total NatWest Group asset exposures to these countries decreased by 9% to £35.9 billion, nearly all of this in Ireland. The estimated funding mismatch at risk of redenomination in Ireland was reduced to £8 billion. This mismatch can fluctuate due to volatility in trading book positions and changes in bond prices. The net positions for Spain, Greece, Italy, Cyprus and Portugal were all minimal.

Refer to page 118 for discussion on NatWest Group’s exposure to banks, financial institutions and other sectors in Ireland.

All the data tables and related definitions in this section are audited.

The tables that follow show NatWest Group’s exposure by country of incorporation of the counterparty at 31 December 2012. Countries shown are selected eurozone countries and those where the NatWest Group’s balance sheet exposure (as defined in this section) to counterparties incorporated in the country exceeded £0.5 billion and the country had an external rating of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2012. The exposures are stated before taking into account mitigants, such as collateral (with the exception of reverse repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

* unaudited

Financial review Risk and balance sheet management continued

Country risk exposure
Definitions
Lending - Comprises gross loans and advances to: central and local government (Govt); central banks, including cash balances; other banks and financial institutions (FI), incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes risk elements in lending.

Risk elements in lending (REIL) - Comprises impaired loans and accruing past due 90 days or more as to principal or interest. Impaired loans are all loans (including renegotiated) for which an impairment provision has been established. Accruing past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements but before the effect of collateral. Figures shown include the effect of counterparty netting used within the regulatory capital model.

Repos (net) - Comprises the mtm value of repo and reverse repo contracts after the effect of legally enforceable netting agreements and collateral. Counterparty netting is applied within the regulatory capital model used.

In addition and as a memorandum item, the mtm value of derivatives and repos gross of netting referred to above are disclosed.

Balance sheet - Comprises lending, debt securities, derivatives (net) and repo (net) exposures, as defined above.

Off-balance sheet - Comprises letters of credit, guarantees, other contingent obligations and committed undrawn facilities.

Government - Comprises central, regional and local government.

Asset quality (AQ) - For the probability of default range relating to each internal asset quality band, refer to page 79.

Eurozone periphery - Comprises Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - Comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Summary

	Lending								Debt securities	Net			Off- balance sheet
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total lending	Of which Non-Core		Derivatives	Repos	Balance sheet		Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	42	67	73	186	17,022	17,868	35,258	8,951	—	336	29	35,623	1,783	37,406
Spain	—	—	1	49	45	45	140	25	—	—	—	140	45	185
Greece	—	—	—	1	34	10	45	30	—	—	—	45	7	52
Italy	—	—	13	—	3	17	33	—	—	—	—	33	24	57
Cyprus	—	—	—	2	8	10	20	2	—	—	—	20	9	29
Portugal	—	—	—	—	3	4	7	—	—	—	—	7	9	16
Eurozone periphery	42	67	87	238	17,115	17,954	35,503	9,008	—	336	29	35,868	1,877	37,745

Luxembourg	—	—	87	—	305	2	394	181	(3)	76	32	499	26	525
France	—	—	281	9	61	47	398	11	9	13	—	420	75	495
Germany	—	—	200	3	126	68	397	1	—	2	6	405	46	451
Netherlands	—	—	69	3	42	21	135	20	34	2	—	171	129	300
Belgium	—	—	115	—	3	17	135	—	—	—	—	135	12	147
Other	—	—	1	—	53	11	65	1	—	2	—	67	19	86
Total eurozone	42	67	840	253	17,705	18,120	37,027	9,222	40	431	67	37,565	2,184	39,749

Other
Brazil	—	—	932	—	—	2	934	—	4	—	—	938	2	940

Country risk: Country risk exposure: Summary continued

	Lending									Net			Off- balance Sheet
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives	Repos	Balance Sheet		Total
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	45	1,460	107	204	17,927	18,818	38,561	9,249	1	355	2	38,919	1,796	40,715
Spain	—	—	77	50	104	25	256	27	28	—	—	284	51	335
Greece	—	—	—	31	—	7	38	31	—	—	—	38	7	45
Italy	—	—	24	—	27	12	63	8	19	—	—	82	11	93
Cyprus	—	—	—	2	11	5	18	2	—	—	—	18	8	26
Portugal	—	—	—	—	2	2	4	1	—	—	—	4	11	15
Eurozone periphery	45	1,460	208	287	18,071	18,869	38,940	9,318	48	355	2	39,345	1,884	41,229

Luxembourg	—	—	101	1	328	—	430	181	15	75	—	520	6	526
France	—	3	309	—	62	33	407	11	75	10	51	543	82	625
Germany	—	1	225	26	270	59	581	1	54	6	7	648	40	688
Netherlands	—	—	233	12	57	9	311	26	84	5	—	400	115	515
Belgium	—	—	107	—	32	11	150	25	10	—	—	160	10	170
Other	—	—	10	—	73	6	89	4	4	—	—	93	12	105
Total eurozone	45	1,464	1,193	326	18,893	18,987	40,908	9,566	290	451	60	41,709	2,149	43,858

Other
Brazil	—	—	818	—	—	1	819	—	9	—	—	828	2	830

Financial review Risk and balance sheet management continued

	Lending									Net			Off- balance Sheet
	Govt	Central banks	Other banks	Other FI	Corporate	Personal	Total lending	Of which Non-Core	Debt securities	Derivatives	Repos	Balance Sheet		Total
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Ireland	61	2,113	71	273	18,355	20,187	41,060	9,424	54	364	218	41,696	1,885	43,581
Spain	—	—	85	—	57	24	166	4	91	—	—	257	103	360
Greece	—	—	—	32	1	7	40	32	—	—	—	40	10	50
Italy	—	—	261	—	9	16	286	8	8	—	—	294	11	305
Cyprus	—	—	1	2	20	5	28	2	—	—	—	28	9	37
Portugal	—	—	35	—	3	3	41	1	—	—	—	41	10	51
Eurozone periphery	61	2,113	453	307	18,445	20,242	41,621	9,471	153	364	218	42,356	2,028	44,384

Luxembourg	—	—	18	1	236	—	255	181	(5)	43	—	293	2	295
France	—	3	96	—	63	55	217	19	261	2	5	485	115	600
Germany	—	14	231	19	235	59	558	60	114	2	—	674	62	736
Netherlands	—	—	217	5	43	9	274	7	74	2	—	350	152	502
Belgium	—	—	142	4	103	13	262	33	9	—	—	271	11	282
Other	—	—	66	—	71	7	144	5	(1)	—	—	143	44	187
Total eurozone	61	2,130	1,223	336	19,196	20,385	43,331	9,776	605	413	223	44,572	2,414	46,986

Other
Brazil	—	—	794	—	—	2	796	—	4	—	—	800	3	803

Key points*
•
Reported exposures are affected by currency movements. Over 2012, sterling appreciated 4.4% against the US dollar and 2.6% against the euro, resulting in exposures denominated in these currencies (and in other currencies linked to the same) decreasing in sterling terms

•	Exposure to nearly all countries shown in the table declined during 2012 as NatWest Group maintained a cautious stance and many bank clients reduced debt levels.

•
Eurozone periphery - Exposure decreased across most of the periphery. By far the largest exposure in NatWest Group is to Ireland, which arises from the activities of Ulster Bank and is covered in more detail on page 118.

•	Spain - Balance sheet exposure decreased to £0.1 billion at 31 December 2012 from £0.3 billion at 31 December 2011, mainly due to decreases in lending exposure to Spanish banks and corporates.

•	The Netherlands - Balance sheet exposure decreased to £0.2 billion at 31 December 2012 from £0.4 billion at 31 December 2011, mainly caused by reductions in lending exposure to Dutch banks.

* unaudited

Country risk: Country risk exposure continued
Total eurozone

				AFS and LAR debt securities		HFT debt securities			Net			Off- balance sheet
	Lending	REIL	Provisions		AFS reserves	Long	Short	Total debt securities	Derivatives	Repos	Balance sheet		Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	42	—	—	—	—	—	—	—	1	—	43	2	45
Central bank	67	—	—	—	—	—	—	—	—	—	67	—	67
Other banks	840	—	—	14	—	26	14	26	15	—	881	6	887
Other FI	253	—	—	—	—	30	16	14	46	67	380	42	422
Corporate	17,705	11,003	6,165	6	—	15	21	—	368	—	18,073	1,458	19,531
Personal	18,120	3,202	1,631	—	—	—	—	—	1	—	18,121	676	18,797
	37,027	14,205	7,796	20	—	71	51	40	431	67	37,565	2,184	39,749

2011
Government	45	—	—	41	1	1	6	36	2	—	83	2	85
Central bank	1,464	—	—	—	—	—	—	—	—	—	1,464	—	1,464
Other banks	1,193	—	—	81	(1)	106	29	158	16	58	1,425	9	1,434
Other FI	326	—	—	—	—	19	—	19	42	2	389	38	427
Corporate	18,893	10,266	5,673	58	2	32	13	77	391	—	19,361	1,403	20,764
Personal	18,987	2,258	1,048	—	—	—	—	—	—	—	18,987	697	19,684
	40,908	12,524	6,721	180	2	158	48	290	451	60	41,709	2,149	43,858

2010
Government	61	—	—	203	3	—	—	203	2	—	266	1	267
Central bank	2,130	—	—	—	—	—	—	—	—	125	2,255	1	2,256
Other banks	1,223	—	—	206	(5)	68	10	264	39	98	1,624	42	1,666
Other FI	336	—	—	—	—	55	38	17	32	—	385	91	476
Corporate	19,196	8,248	4,038	49	—	117	45	121	339	—	19,656	1,570	21,226
Personal	20,385	1,638	534	—	—	—	—	—	1	—	20,386	709	21,095
	43,331	9,886	4,572	458	(2)	240	93	605	413	223	44,572	2,414	46,986

Financial review Risk and balance sheet management continued

Ireland

				AFS and LAR debt securities		HFT debt securities			Net			Off- balance sheet
	Lending	REIL	Provisions		AFS reserves	Long	Short	Total debt securities	Derivatives	Repos	Balance sheet		Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	42	—	—	—	—	—	—	—	—	—	42	2	44
Central bank	67	—	—	—	—	—	—	—	—	—	67	—	67
Other banks	73	—	—	—	—	—	—	—	—	—	73	—	73
Other FI	186	—	—	—	—	—	—	—	45	29	260	29	289
Corporate	17,022	10,958	6,146	—	—	—	—	—	290	—	17,312	1,244	18,556
Personal	17,868	3,201	1,631	—	—	—	—	—	1	—	17,869	508	18,377
	35,258	14,159	7,777	—	—	—	—	—	336	29	35,623	1,783	37,406

2011
Government	45	—	—	—	—	—	—	—	—	—	45	2	47
Central bank	1,460	—	—	—	—	—	—	—	—	—	1,460	—	1,460
Other banks	107	—	—	—	—	—	—	—	2	—	109	—	109
Other FI	204	—	—	—	—	—	—	—	41	2	247	36	283
Corporate	17,927	10,224	5,654	—	—	1	—	1	311	—	18,239	1,226	19,465
Personal	18,818	2,258	1,048	—	—	—	—	—	1	—	18,819	532	19,351
	38,561	12,482	6,702	—	—	1	—	1	355	2	38,919	1,796	40,715

2010
Government	61	—	—	4	—	—	—	4	—	—	65	1	66
Central bank	2,113	—	—	—	—	—	—	—	—	125	2,238	—	2,238
Other banks	71	—	—	19	(7)	—	—	19	37	93	220	15	235
Other FI	273	—	—	—	—	3	—	3	32	—	308	42	350
Corporate	18,355	8,246	4,036	3	—	28	3	28	294	—	18,677	1,290	19,967
Personal	20,187	1,638	534	—	—	—	—	—	1	—	20,188	537	20,725
	41,060	9,884	4,570	26	(7)	31	3	54	364	218	41,696	1,885	43,581

Key points*
•
NatWest Group’s exposure to Ireland is driven by Ulster Bank Group. The portfolio is predominantly personal lending of £17.9 billion (largely mortgages) and corporate lending of £17.0 billion (largely loans to the commercial real estate sector). In addition, NatWest Group has lending and derivatives exposure to the Central Bank of Ireland, financial institutions and large international clients with funding units based in Ireland.

•	Exposure declined in all categories, with notable reductions in lending of £3.3 billion, as a result of currency movements and de-risking in the portfolio.

Government and central bank
•	Exposure to the central bank fluctuates, driven by regulatory requirements and deposits of excess liquidity. It was reduced as part of asset and liability management.

Financial institutions
•
Balance sheet exposure to the financial sector decreased slightly from £0.4 billion to £0.3 billion at 31 December 2012, driven by reductions in lending exposure to banks and other financial institutions.

Corporate
•
Lending exposure fell £0.9 billion over the year, driven by exchange rate movements and write-offs. Commercial real estate lending amounted to £10.3 billion at 31 December 2012, down £0.4 billion from 31 December 2011 amid continuing adverse market conditions. The commercial real estate lending was nearly all in Ulster Bank Group (£7.7 billion of this in Non-Core) and included REIL of £8.0 billion which were 55% covered by provisions.

Personal
•
Overall lending exposure fell by £1.0 billion as a result of exchange rate movements, amortisation, maturities, a small amount of write-offs, low new business volumes and active risk management. Residential mortgage loans amounted to £16.9 billion at 31 December 2012, including REIL of £3.0 billion and loan provisions of £1.5 billion. The housing market continues to suffer from weak domestic demand, with house prices that stabilised in the course of 2012 at approximately 50% below their 2007 peak.

Non-Core (included above)
•
Non-Core lending exposure was £9.0 billion at 31 December 2012, down £0.3 billion since 31 December 2011. The lending portfolio largely consisted of exposures to the commercial real estate (86%), leisure (4%) and retail (2%) sectors.

* unaudited

Country risk: Country risk exposure continued
Eurozone periphery

				AFS and LAR debt securities		HFT debt securities			Net			Off- balance sheet
	Lending	REIL	Provisions		AFS reserves	Long	Short	Total debt securities	Derivatives	Repos	Balance sheet		Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	42	—	—	—	—	—	—	—	—	—	42	2	44
Central bank	67	—	—	—	—	—	—	—	—	—	67	—	67
Other banks	87	—	—	—	—	—	—	—	—	—	87	4	91
Other FI	238	—	—	—	—	—	—	—	45	29	312	34	346
Corporate	17,115	10,958	6,146	—	—	1	1	—	290	—	17,405	1,258	18,663
Personal	17,954	3,201	1,631	—	—	—	—	—	1	—	17,955	579	18,534
	35,503	14,159	7,777	—	—	1	1	—	336	29	35,868	1,877	37,745

2011
Government	45	—	—	—	—	—	—	—	—	—	45	2	47
Central bank	1,460	—	—	—	—	—	—	—	—	—	1,460	—	1,460
Other banks	208	—	—	8	(1)	29	—	37	2	—	247	8	255
Other FI	287	—	—	—	—	—	—	—	41	2	330	36	366
Corporate	18,071	10,224	5,654	8	—	3	—	11	312	—	18,394	1,235	19,629
Personal	18,869	2,258	1,048	—	—	—	—	—	—	—	18,869	603	19,472
	38,940	12,482	6,702	16	(1)	32	—	48	355	2	39,345	1,884	41,229

2010
Government	61	—	—	53	2	—	—	53	—	—	114	1	115
Central bank	2,113	—	—	—	—	—	—	—	—	125	2,238	1	2,239
Other banks	453	—	—	57	(7)	—	—	57	37	93	640	22	662
Other FI	307	—	—	—	—	4	—	4	32	—	343	45	388
Corporate	18,445	8,246	4,036	11	—	37	9	39	294	—	18,778	1,345	20,123
Personal	20,242	1,638	534	—	—	—	—	—	1	—	20,243	614	20,857
	41,621	9,884	4,570	121	(5)	41	9	153	364	218	42,356	2,028	44,384

Financial review Risk and balance sheet management continued

Eurozone non-periphery

				AFS and LAR debt securities		HFT debt securities			Net			Off- balance sheet
	Lending	REIL	Provisions		AFS reserves	Long	Short	Total debt securities	Derivatives	Repos	Balance sheet		Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	—	—	—	—	—	—	—	—	1	—	1	—	1
Other banks	753	—	—	14	—	26	14	26	15	—	794	2	796
Other FI	15	—	—	—	—	30	16	14	1	38	68	8	76
Corporate	590	45	19	6	—	14	20	—	78	—	668	200	868
Personal	166	1	—	—	—	—	—	—	—	—	166	97	263
	1,524	46	19	20	—	70	50	40	95	38	1,697	307	2,004

2011
Government	—	—	—	41	1	1	6	36	2	—	38	—	38
Central bank	4	—	—	—	—	—	—	—	—	—	4	—	4
Other banks	985	—	—	73	—	77	29	121	14	58	1,178	1	1,179
Other FI	39	—	—	—	—	19	—	19	1	—	59	2	61
Corporate	822	42	19	50	2	29	13	66	79	—	967	168	1,135
Personal	118	—	—	—	—	—	—	—	—	—	118	94	212
	1,968	42	19	164	3	126	48	242	96	58	2,364	265	2,629

2010
Government	—	—	—	150	1	—	—	150	2	—	152	—	152
Central bank	17	—	—	—	—	—	—	—	—	—	17	—	17
Other banks	770	—	—	149	2	68	10	207	2	5	984	20	1,004
Other FI	29	—	—	—	—	51	38	13	—	—	42	46	88
Corporate	751	2	2	38	—	80	36	82	45	—	878	225	1,103
Personal	143	—	—	—	—	—	—	—	—	—	143	95	238
	1,710	2	2	337	3	199	84	452	49	5	2,216	386	2,602

Other risks
122	Operational risk
124	Regulatory risk
129	Conduct risk
130	Reputational risk
130	Business risk
131	Pension risk

Financial review Risk and balance sheet management continued

Other risks
Operational risk*
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. It is an integral and unavoidable part of the Group’s business as it is inherent in the processes it operates to provide services to customers and meet strategic objectives.

Operational risk management
The objective of operational risk management is not to remove operational risk altogether, but to manage it to an acceptable level, taking into account the cost of minimising the risk against the resultant reduction in exposure. Strategies to manage operational risk include avoidance, transfer, acceptance and mitigation by controls.

In 2012, the RBS Group continued to make good progress in enhancing its operational risk framework and risk management capabilities. Details of developments undertaken and planned are set out below along with the key processes through which the RBS Group manages operational risk.

In 2013, through further embedding the enhanced operational risk framework and tools and improving framework linkages, operational risk will be managed on a more forward-looking basis.

Governance, structure and risk appetite
Governance and structure
RBS Group Operational Risk is an independent function reporting to the Head of Restructuring & Risk. It is responsible for the design and maintenance of the operational risk policy standards.

The standards, which are incorporated in the RBS Group Policy Framework (GPF), provide the direction for delivering effective operational risk management and are designed to allow the consistent identification, assessment, management, monitoring and reporting of operational risk across the RBS Group.

The Operational Risk Executive Committee acts upon all operational risk matters, and reviews and monitors the operational risk profile across the Group, in line with risk appetite. It oversees, manages and monitors operational risk strategies and frameworks, and reviews operational risk policy. It escalates and reports necessary items to the RBS Group Risk Committee.

Operational risk appetite, policy and frameworks are reviewed regularly at the Executive Risk Forum to satisfy oversight responsibilities and, as appropriate, other senior committees.

Risk appetite
The RBS Group’s operational risk appetite statement is agreed by the RBS Group Board. It comprises a number of specific measures of risk, such as:

•
The maximum operational risk losses the RBS Group is prepared to accept. For 2012, this was expressed as a percentage of the RBS Group’s estimated gross income but will transition to a more forward-looking expected loss measure during 2013 following the development of the operational risk model; and

•	Aggregate loss targets at specific confidence levels.

To confirm that the RBS Group operates within the set risk appetite, the high-level statement is supplemented by specific tolerances for different types of operational risk. The GPF sets out how to manage risk within acceptable limits, which in turn enables the RBS Group to operate within the overall risk appetite and the specific tolerances.

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

Although the operational risk tools encompass all stages of the risk cycle, they can be broadly categorised as follows:

Identification and assessment
Risk and control assessments
Risk and control assessments are used to identify and assess material operational risks and key controls across all business areas. To provide a consistent categorisation of risks and controls across the RBS Group and to support identification of risk concentrations, all risks and controls are mapped to the RBS Group-wide risk taxonomy and the newly developed control catalogue.

The process is designed to confirm that risks are effectively managed in line with stated risk appetite, prioritised and documented. Controls are tested frequently to verify and validate that they remain fit for purpose and operate effectively.

Risk assessments are often conducted in a workshop environment, bringing together subject matter experts and key stakeholders from across the division and key functions. This approach has led to a more complete view of the risk profile and more informed decisions.

During 2013, the focus will be on the continued implementation and embedding of risk assessments across the RBS Group. This includes the strengthening of links between risk assessments and other elements of the RBS Group operational risk framework. In addition, risk assessments will increasingly be utilised to identify single points of failure.

New product risk assessment process
The RBS Group’s new product risk assessment process is designed to identify, assess and approve the risks associated with new products prior to launch.

Several process enhancements were made during 2012, which strengthened the interaction between business, risk and specialist areas. Reporting has been established and work has started to enhance the inventory of products provided by the RBS Group.

* unaudited

Other risks: Operational risk* continued
Scenario analysis
Scenario analysis is used to assess the possible impact of extreme but plausible operational risk loss events. It provides a forward-looking basis for managing exposures beyond the RBS Group's risk appetite. The methodology provides a structured and consistent approach to scenario scoping and measurement. During 2012, the portfolio of scenarios was further enhanced to increase coverage of the material risks to which the RBS Group is exposed.

Scenario analysis is an important component in the operational risk framework, providing senior management with valuable insight into systemic risk that could significantly impact the RBS Group’s financial performance or reputation if these events were to occur. Using its forward-looking nature, senior management cross-examines various risk topics against a range of circumstances and assumptions, including consideration of single points of failure.

Scenarios are run in a workshop environment, bringing business, risk and control experts together, thereby ensuring that risk management is approached holistically. They include RBS Group-wide themes, which are led by RBS Group Operational Risk and allow the RBS Group to assess the impacts of pan-divisional risks and macroeconomic stresses (e.g. eurozone distress).

Stress testing
The RBS Group further refined its approach to assessing the impact of the economic cycle on its operational risk losses by specifically assessing the impact of the FSA's published Anchor II scenario, which describes a series of country-specific shocks around the world on:

•	expected levels of operational risk losses; and

•	capital adequacy requirements for operational risk.

The impact of the FSA Anchor II scenario on the RBS Group's operational risk capital, as calculated under the standardised approach, was also projected based on the outputs of the RBS Group’s stress-testing exercises.

Operational risk impacts are also assessed based on additional economic stress scenarios developed internally.

Capital model development
The RBS Group has continued with the development of its statistical modelling capability for operational risk based on the requirements set out under the Basel II advanced measurement approach. The model considers internal and external loss data as well as scenarios and business environment and internal control factors. The primary use of the model will be to contribute to the economic capital calculation and to help test the RBS Group’s capital adequacy requirement. Embedding of the model outputs is continuing in 2013.

Management, monitoring and reporting
Issues management
The objective of the operational risk issues management framework is the adoption of a consistent approach to the identification, capture, classification, monitoring, closure and acceptance of operational risk issues and associated actions across the RBS Group.

This element of the operational risk framework continues to be enhanced in areas such as analysis of common issues on an aggregated basis across the RBS Group to identify emerging trends and improvements to the quality of data captured.

Event and loss data management
Event and loss data management covers the discovery, escalation, capture, investigation, approval and closure, and reporting and analysis of operational risk events and loss data. It also provides for clear, simple, quick and consistent communication of operational risk events that meet defined threshold criteria to those members of the RBS Group’s senior management and executives who need to know of these events.

The RBS Group has continued to focus on the timely, accurate capture of operational risk losses; the use of a single RBS Group-wide repository; and the escalation of material operational risk events. This has resulted in enhanced completeness and accuracy of the RBS Group’s internal loss data, and transparency of operational risk events, which allows the RBS Group to manage its operational risk profile more effectively.

The event and loss data process will continue to evolve to keep apace with changing regulatory and industry standards regarding the collection of internal loss data.

Insurance
The RBS Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements. Insurance is used to help manage the RBS Group’s exposures, providing protection against financial loss once a risk has crystallised.

Monitoring and reporting
Monitoring and reporting forms an integral part of all of the RBS Group’s operational risk management processes, which are designed to ensure that risks and issues are identified, escalated and managed on a timely basis. Exposures for each division are reported through monthly risk and control reports, which provide detail on the risk exposures and action plans.

Enhancements made during 2012 include single-source extraction and publication of operational risk data across the RBS Group, such as operational risk events and losses. This has resulted in consistent and higher quality information for the purposes of oversight, challenge and operational risk management.

* unaudited

Financial review Risk and balance sheet management continued

Control environment certification
Control Environment Certification (CEC) is used by the RBS Group Executive management to review and assess its internal control framework. Senior management are required to provide a twice-yearly assessment of the robustness of the RBS Group’s internal control environment including:

•	compliance with the Group Policy Framework and key divisional/functional policy standards;

•	compliance with the requirements of the UK Corporate Governance Code;

•	effectiveness of the risk frameworks, culture and governance structures of each division or function to help ensure the Group operates within risk appetite; and

•	reporting on the material risks for the business against appetite.

The CEC outcomes are reported at both the divisional risk and audit committees and Group Audit Committee.

Capital
The Group calculates the capital requirement for operational risk using the standardised approach. The capital requirements are as follows:

	2012 £m	2011 £m
Operational risk minimum capital requirement	1,148	1,229

Regulatory risk*
Regulatory risk is the risk of material loss or liability, legal or regulatory sanctions, or reputational damage, arising from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which the Group operates. The RBS Group believes that maintaining a strong regulatory risk framework is fundamental to protecting sustainable growth, rebuilding its reputation and maintaining stakeholder confidence.

The regulatory environment remained highly challenging during 2012, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007/2008 and subsequent economic and financial stress.

The regulatory agenda, largely framed by the G20 but with many instances of European Union (EU) and national initiatives, constitutes the most sweeping set of changes seen in many decades. At 31 December 2012, the RBS Group was managing some 105 major regulatory or legislative policy initiatives. During the year as a whole, it had also reviewed over 320 consultations in its core markets. In addition to these changes, many supervisory authorities also continued to intensify their ongoing level of scrutiny and intervention.

These trends have posed multiple challenges for banking groups, including the RBS Group, namely:

•	tracking, analysing and engaging with policymakers on proposed changes;

•	implementing change programmes to ensure compliance with new requirements;

•	revisiting strategy, business and operating models in response to the new environment; and

•	driving through cultural and other changes to promote good business practice and to minimise enforcement risks.

Global regulatory developments
The global agenda continues to be guided by the G20, drawing on the original action plan for strengthening financial stability agreed by G20 leaders at the November 2008 Washington summit. Although policy initiation at the G20 level is drawing to an end, a substantial pipeline of policy development remains in train and the Group does not anticipate any easing of this for some time. During 2012, G20 countries continued to implement various elements of this action plan, and further endorsed it at the G20 leaders’ summit held in Los Cabos, Mexico in June 2012 and the finance ministers’ and central bank governors’ meetings, most recently in Mexico City in November 2012.

* unaudited

Other risks: Regulatory risk* continued
Key developments during 2012 included the following:
Basel III
Following publication by the Basel Committee on Banking Supervision in December 2010 of rules for the new Basel III capital and liquidity framework, work during 2012 focused on finalising the remaining elements of policy and preparing for implementation. Highlights were:

•
Publication of results of the Basel III monitoring exercise at 30 June 2011 (published April 2012) and at 31 December 2011 (published September 2012). The latest results (which ignore the transitional provisions which apply) showed good progress, with an average Common Equity Tier 1 ratio of 7.7% across 102 banks with Tier 1 capital above €3 billion. This compares to an effective target of 7%. However, individual bank shortfalls, including surcharges for systemically important banks where applicable, still totalled €374 billion;

•	The finalisation of rules for composition of capital disclosure requirements (June 2012);

•	Proposals for monitoring indicators for intra-day liquidity management (July 2012);

•	Interim rules for the capitalisation of bank exposures to central counterparties (July 2012);

•	Final rules for the regulatory treatment of valuation adjustments to derivative liabilities (July 2012); and

•
Final rules amending the liquidity coverage ratio (LCR), including revised definitions of high quality liquid assets and net cash outflows. The LCR will now be phased in from 2015 to 2019 and it was also re-confirmed that a stock of liquid assets would be available for use by banks in stress situations (January 2013).

The Basel Committee also turned its attention increasingly to developments beyond Basel III. In particular, it published an initial consultation paper to launch its fundamental review of the trading book (May 2012). Here, the Committee is seeking to improve the coherence of market risk capital requirements and to enhance the consistency of implementation across jurisdictions and convergence of requirements across the industry.

Systemic financial institutions
With the G20-mandated target of agreeing a framework for dealing with global systemically important financial institutions having been met in 2011, much work in 2012 was at the EU level, with discussions on incorporating a general approach into Capital Requirements Directive (CRD) IV.

Separately, and following consultation, the Basel Committee published a framework to address domestic systemically important banks in November 2012, which followed on from its methodology for identifying global systemically important banks developed in 2011. The framework focuses on the impact that the distress or failure of banks will have on the domestic economy. The correct calibration of linkages between the domestic and international frameworks is now critical.

Shadow banking
Work in this area, which broadly refers to entities and financial transactions that fall outside the scope of existing financial (banking) regulation, such as hedge funds, money market funds and structured investment vehicles, intensified during 2012.

Globally, Financial Stability Board (FSB) workstreams under relevant bodies including the International Organization of Securities Commissions and the Basel Committee continued in five key areas: banks’ interactions with shadow banking entities; ways to reduce the susceptibility of money market funds to runs; the regulation of other shadow banking entities on prudential grounds; retention requirements and transparency in securitisation; and the possible regulation of margins and haircuts in securities lending and repos. The FSB issued an update and a further series of consultation papers on certain workshops in November 2012 and revised recommendations are expected by the G20 St Petersburg leaders’ summit in September 2013.

The European Commission began the first stage in its own regulatory process on shadow banking in March 2012, with the release of a Green Paper. A summary of responses published in September 2012 was broadly aligned with industry views.

Other
Other papers issued during the year covered subjects including risk data aggregation and reporting; margin requirements for uncleared derivatives; foreign exchange settlement risk; supervision; financial conglomerates; and revisions to the securitisation framework.

EU regulatory developments
The EU regulatory agenda in 2012 continued to focus mainly on prudential and market structure measures. Retail issues also came under increased focus. Key highlights were as follows:

The Liikanen Review
In November 2011, the EU Commissioner for Internal Market and Services, Michel Barnier, announced the establishment of a High-Level Expert Group to consider structural reform of EU banks and in early 2012 it was convened under the chairmanship of Erkki Liikanen, the Governor of the Bank of Finland. The group was mandated to consider measures to improve EU banks’ stability and efficiency. In addition to any new measures, it was tasked to look at ongoing structural reforms, including the UK Independent Commission on Banking and the US ‘Volcker Rule’.

The Expert Group’s proposals in October 2012 contained five recommendations: a ring-fence of trading book activities where they form a significant part of a bank’s activity; effective recovery and resolution plans (with authorities empowered to require further structural reform if that improves resolvability); specific ‘bail-in’ instruments (rather than a general bail-in power applied to existing liabilities); stricter capital treatment of trading book and real estate exposures; and a number of corporate governance, risk management and remuneration proposals.

* unaudited

Financial review Risk and balance sheet management continued

The Commission is considering the Expert Group’s recommendations and has said that it will formally respond by September 2013. Member state views on the Expert Group's proposals, where expressed, have been mixed. The UK is meanwhile pushing ahead with implementation of its own ring-fencing reforms, as set out by the Independent Commission on Banking. These go further than the Expert Group's proposals. France and Germany have also published draft legislation of their own on ring-fencing, which focus mainly on separating out proprietary trading (but allowing market making activities to remain within the deposit-taking bank).

Crisis management and banking union proposals
In June 2012, the EU Commission published proposals for an EU-wide recovery and resolution regime, providing for banks and authorities to maintain plans for each firm, setting out measures to set right or resolve businesses should they face difficulties. Authorities would receive a number of powers to intervene in banks for these purposes, including early intervention powers ahead of problems coming to light, and a minimum set of tools to restructure or wind up a failed firm.

Among the new tools is the power to ‘bail in’ senior creditors when resolving a firm, to ensure losses are spread among shareholders and creditors, without recourse to tax-payer funding. Bailed-in creditors take a loss and become shareholders in the new entity created.

These proposals are likely to be agreed in 2013, with member states and banks in compliance from 2015, and bail-in provisions from 2018. Notwithstanding these developments, the euro-area crisis continued to develop and in July 2012, the President of the European Council, Herman Van Rompuy, set out a road-map for further euro-area financial integration. This aims to both resolve the current crisis and tackle longstanding structural problems in the single-currency zone. Fundamental to these proposals are banking and fiscal union and further economic integration. The President’s banking union proposal comprises: a Single Supervisory Mechanism; and mutualisation of bank losses through common deposit guarantee and resolution funding arrangements. The latter two elements are planned to follow agreement of the recovery and resolution regime in 2013.

In September, the Commission published its proposal for a Single Supervisory Mechanism, designating the European Central Bank (ECB) as primary prudential supervisor for all euro-area banks, with opt-ins available for EU member states outside the euro-area. The Council of the EU agreed to these proposals, with the proviso that the ECB would directly supervise only larger banks and those in receipt of state aid, while retaining some oversight of smaller banks that fall under the remit of national supervisors.

The European Parliament is now considering the proposals, with agreement expected in early 2013. The ECB will not acquire full supervisory authority until March 2014 and there is scope to delay this. Operational elements, such as how the ECB will be staffed, how it will interact with national supervisors and how it will implement its new macro-prudential responsibilities, remain to be seen. More detail should emerge during 2013.

Prudential and related reforms
A key focus during 2012 was work on agreeing the EU’s CRD following the publication of draft legislative text in 2011 for the CRD IV package to implement Basel III in the EU.

Progress of the legislation was slower than hoped and did not conclude before the Basel III start date of 1 January 2013. Nevertheless, the European Banking Authority did press ahead with proposals for a number of the technical standards mandated by CRD IV, including: reporting of own funds, liquidity, leverage and large exposures; gain on sale of associated with future margin income in a securitisation context; credit valuation adjustment; and prudent valuation.

Other prudential initiatives have included, notably: continued work on developing the Solvency II framework for insurers; capital requirements for central counterparties; corporate governance in financial institutions; and supervision of financial conglomerates.

Market and structural reforms
Key developments included:

•
European Markets Infrastructure Regulation - the regulation came into force on 16 August 2012. In many areas, the European Securities and Markets Authority (ESMA) is yet to finalise draft technical standards. Full implementation is likely to be in the third quarter of 2013, when the final technical standards are due to be released by the ESMA.

•
Markets in Financial Instruments Directive - the European Parliament voted on the proposal in September 2012 but the Council of the EU had not agreed its final position by the end of 2012. The new Irish Presidency of the Council plans to finalise the proposals before the end of its term in June 2013.

•
Financial Transaction Tax - the EU Commission has previously published proposals, which would see trades in bonds and shares taxed at 0.1% and complex derivatives taxed at 0.01%. While the original EU-wide proposal was rejected due to opposition from several member states, including the UK, a subset of eleven EU member states has agreed to proceed via the Enhanced Cooperation Mechanism. The Commission set out detailed proposals for this in February 2013.

•
Other initiatives - these have included proposals to revise the Data Protection Directive, further changes to the market abuse regime and prospectus requirements, further legislative developments impacting credit rating agencies and changes to depositor and investor protection.

* unaudited

Other risks: Regulatory risk* continued
EU retail market reforms
Notwithstanding the focus on prudential and market reforms in response to the financial crisis, the EU Commission during 2012 also continued to work on a wide range of retail agenda initiatives. These included:

•	bank account transparency, switching and the potential for making basic bank accounts a legal right for EU citizens;

•	the Insurance Mediation Directive II, which could have implications for packaged accounts with inbuilt insurance products;

•	multilateral interchange fees; and

•	the Mortgage Credit Directive, which is still progressing through the legislative process and which covers areas including responsible lending and pre-contract disclosure.

Regulatory architecture reforms
The Financial Services Act to introduce the “twin peaks” model of financial regulation received Royal Assent in December 2012 and so the formal split of the FSA into the Prudential Regulation Authority and the Financial Conduct Authority will take place on 1 April 2013 as expected. In the meantime, the FSA continued to alter its structure in anticipation of the split. The Group has been closely involved in work with trade associations to respond to a number of related consultations, notably to the ‘Journey to the FCA’ document.

UK regulatory developments
UK regulatory developments during 2012 continued to be extensively determined by global and EU developments, with UK regulators working to implement requirements coming into force and actively participating in policy development at the EU and global levels. There was less focus on prudential reviews issued by UK authorities in 2012 but nevertheless a number of papers were published, including consultations on macro-prudential tools and large exposures. In addition, there were a number of other developments specific to the UK.

The future of banking
The RBS Group has actively engaged with, and contributed to, a number of inquiries regarding the future of banking. These included the Government’s White Paper on the implementation of the Independent Commission on Banking recommendations, a Parliamentary inquiry into banking standards and various inquiries (in Europe as well as the UK) looking more specifically at LIBOR and other benchmarks. The RBS Group is represented on, and is working closely with, the British Bankers’ Association Taskforce on Banking Standards, and the RBS Group have specifically welcomed the developing role of the Chartered Banker: Professional Standards Board. In addition, work continued on the finalisation of recovery and resolution planning frameworks.

Retail conduct issues
In addition to EU retail initiatives, the UK authorities continued to pursue additional issues during 2012. These included initiatives relating to Universal Credit, a review into the personal current account market and continuing work on the Retail Distribution Review ahead of its implementation on 31 December 2012. Work also continues on the Mortgage Market Review, Packaged Accounts and Simple Financial Products. Preparation for the new Financial Conduct Authority (FCA) stepped up, including papers on its powers, regulatory approach and the desire for transparency in areas such as product intervention and publication of Ombudsman decisions. The RBS Group expects significant implementation and ongoing costs to arise from changes to documentation, structure and processes as well as increased regulatory fees.

Furthermore, the Government proposed a transfer of consumer credit regulation from the Office of Fair Trading to the FCA and it may also replace current Consumer Credit Act legislation with an FCA rulebook, changing rules in the process.

Supervisory developments
In line with other regulatory authorities, the FSA’s supervisory scrutiny has continued to intensify in response to the financial crisis and ongoing market stresses.

Front-end supervisory resources have been increased and existing tools have been used more frequently and robustly evidenced, for instance, in terms of the heightened number of information requests, the increased deployment by the FSA of skilled person reports as well as the increased fines charged against the industry. Across the industry, fines for 2012 totalled £311.6 million, compared with £66.1 million in 2011, and £5.3 million as the financial crisis began in 2007.

In addition, the FSA moved to a “twin peaks” organisational structure in April 2012, with the creation of new conduct and prudential business units which form separate teams supervising systemically important firms from a conduct and prudential perspective. The FSA has continued to develop new supervisory approaches to align to the new regulatory structure. The prudential framework includes the Core Prudential Programme for those major financial institutions it oversees, which includes in-depth rolling thematic assessments on governance, business models, risk management, capital and liquidity. The conduct framework includes a greater focus on business models and strategic analysis.

* unaudited

Financial review Risk and balance sheet management continued

US regulatory developments
In the US, activity continued to be dominated by rulemaking following the 2010 Dodd-Frank Act.

Key final rules were issued on a range of issues, including prudential standards for systemically important financial institutions, removal of certain references to credit rating agencies, Basel 2.5 market risk standards and final definitions of swap dealers, major swap participants and swaps. Requirements for the registration of entities as swap dealers took effect from 12 October 2012, with registration commencing from 31 December 2012 once firms reach certain activity thresholds.

Proposed rules issued in December 2012 included important changes to the Federal Reserve Board’s approach to supervisory and prudential requirements for foreign banking organizations (FBOs). These proposals would require the parent Group and other FBOs to establish a single US-incorporated intermediate holding company for all the Group’s US subsidiaries. Enhanced prudential standards would also be required.

Other proposals included Basel III capital and leverage standards and disclosures and other rules relating to mortgages. The Volcker Rule, which restricts proprietary trading and investments in private equity/hedge funds, was not finalised by its effective date of 21 July 2012 but in April 2012 the Federal Reserve Board issued an interpretation which provided some guidance to the effect that banks should demonstrate their ‘good faith’ planning efforts in the two-year conformance period to July 2014.

Regulatory risk management
The RBS Group manages its regulatory risk through a regulatory affairs framework covering a significant number of regulatory bodies around the world wherever the RBS Group operates. This framework is managed by the RBS Group’s Regulatory Affairs function and includes: the tracking and management of regulatory developments and regulatory relationship management, together with ownership of the connected regulatory risk policies; assurance and monitoring; and training and awareness.

Against the backdrop of intensified regulatory pressure, RBS Group Regulatory Affairs has managed the increased levels of scrutiny and legislation by increasing the capacity of its team, as well as improving and refining its operating model, tools, systems and processes.

Management of regulatory change
The early identification and effective management of changes in legislative, regulatory and other requirements that may impact the RBS Group is critical to the successful mitigation of prudential and conduct risk.

The RBS Group maintains a well-established policy and supporting processes for the identification and management of such changes across the RBS Group. RBS Group Board and Executive Committee oversight is supported by a Prudential Regulatory Developments Executive Steering Group, which was formed in early 2010 to provide a specific focus on a range of key regulatory changes augmented by more specialised groups which cover capital, liquidity, prudential and wholesale market and retail conduct issues.

Reporting and internal communications activity expanded in 2012 in response to the growing regulatory change agenda. This included:

•	monthly reporting of key developments to the RBS Group Risk Committee;

•	substantial enhancements to the suite of tools used to monitor and react to regulatory developments; and

•
increased communications, such as staff seminars, publication of additional information such as house views on key issues on internal websites and the weekly Regulatory Affairs Flash Report, circulated widely across the RBS Group, which captures key regulatory developments and relationship topics.

Regulatory relationship management
Quarterly reporting to the Group Audit Committee captures all material regulatory reviews and investigations and upstream regulatory developments worldwide, as well as tracking the status and trends in key regulatory relationships.

Key regulatory policies - ‘Group Relationships with Regulators’ and ‘Political, Legislative and Regulatory Environment’, are kept under annual review. Each incorporates a new risk appetite statement, relevant benchmarking activity against the Group's peer banks and, for the latter, an end-to-end review and mapping of the upstream risk management process.

Recovery and resolution planning
As advocates of effective recovery and resolution planning, the RBS Group continues to work towards the implementation of effective plans. In order to be able to deal effectively with any future severe stress events, the RBS Group has developed a range of recovery options in the form of a detailed recovery plan.

Individual country regulators are developing and implementing their rules according to their own timescales. This emphasises the need for consistency of approach, both by the regulatory bodies and internally within the RBS Group, to ensure effective management of financial stability across jurisdictions, and to avoid duplication and inefficiency for cross-border banks. The RBS Group has worked with trade associations to provide feedback on the FSB’s consultative document on operationalising recovery and resolution planning, published in November 2012.

The RBS Group intends to continue its activities aimed at producing robust and effective plans and to proactively influence policy makers regarding the most practical approach to implementing the regulations. It will also be important to consider how individual regulations might be implemented in a manner that takes advantage of any potential synergies and avoids unnecessary re-work. The potential overlaps between recovery and resolution planning and the proposals arising from the Independent Commission on Banking, the US and the EU will provide an area of focus in this regard.

* unaudited

Other risks continued
Conduct risk*
Conduct risk is the risk that the conduct of the RBS Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss by breaching regulatory rules or laws, or failing to meet customers’ or regulators’ expectations of the Group. Activities through which conduct risk may arise include: personal account dealing; privacy and data protection; conflicts of interest; money laundering; and bribery and corruption.

Effective conduct risk management is not only a commercial imperative for the Group. Customers, clients and counterparties demand it as a precursor to building trust. It also reflects the changing regulatory environment in the UK, with the establishment of the Financial Services Conduct Business Unit (forerunner to the Financial Conduct Authority), and the increasing focus of overseas regulators on conduct risk.

The RBS Group’s compliance functions are responsible for monitoring the management of conduct risk, including anti-money laundering (AML); sanctions and terrorist financing; and anti-bribery and corruption. In doing so, they design, implement and maintain an effective management framework to enable consistent identification, assessment, monitoring and reporting of conduct risk.

Policy design and implementation
Placing conduct risk at the centre of the RBS Group’s philosophy promotes a customer-oriented culture that informs and challenges business strategy, delivers fair outcomes and promotes behaviours consistent with regulatory and legal standards across its retail and wholesale markets.

The RBS Group has established a defined and measurable appetite for conduct risk to ensure commercial decisions take into account any conduct risk implications. During 2012, the foundations of the RBS Group’s conduct risk framework were delivered. Key milestones were:

•
Agreeing and establishing the RBS Group’s conduct risk policies under four pillars: employee conduct; corporate conduct; market conduct; and conduct towards the Group’s customers. Each is designed to provide high-level direction to the RBS Group and is supported by the RBS Group’s Code of Conduct;

•	Launching a phased roll-out of these policies, in order of materiality and scheduled to complete in June 2013;

•
Developing and delivering awareness initiatives and targeted conduct risk training for each policy, aligned to the phased roll-out, to assist businesses and executives in embedding the understanding of conduct risk and provide the necessary clarity for staff on their conduct risk requirements;

•	Establishing effective leadership and a supporting governance framework, with the participation of all divisions, to oversee the Group’s conduct agenda, notably the new Conduct Risk Committee; and

•
Completion by the separate AML Change Programme of its Group-wide gap analysis and benchmarking against enhanced policies, including recording identified issues, establishing a new AML organisational reporting and accountability hierarchy, initiating comprehensive and continuing tailored staff training; and establishing a global AML assurance programme.

Training and awareness
Maintaining compliance with existing rules and regulations requires continued investment in professional training, as well as maintaining risk awareness. During 2012, the RBS Group continued to focus on strengthening the capabilities of its compliance functions, at both RBS Group and divisional level. In addition, it facilitated training on conduct risk through Executive education, including master classes and workshops, and computer-based RBS Group Policy Learning modules. Each module addresses the specific regulatory content of relevant RBS Group Policy Standards.

A comprehensive and progressive training programme supports the professional development of the RBS Group’s compliance teams. All members of these teams are engaged in compliance eLearning, including a mandatory ‘essentials’ course, and RBS Risk Academy, through which all staff are required to complete foundation courses in other risk disciplines, such as operational risk, market risk and retail credit risk. Formal training is supplemented by regulatory familiarisation, designed to share knowledge and support both personal development and technical training across the RBS Group’s wider risk community.

Assurance and monitoring
Assurance and monitoring activities are essential to ensure that the Group can: demonstrate compliance with existing rules and regulations; assess whether it is managing its conduct risks appropriately; and determine whether key controls are fit for purpose and effective.

During 2012, as well as providing thematic process reviews and assurance over specific compliance topics, the RBS Group Compliance assurance teams, working with its divisional counterparts, validated the closure of issues it identified during the 2011 programme of RBS Group-wide assurance reviews, and identified common issues between divisions.

* unaudited

Financial review Risk and balance sheet management continued

Reputational risk*
Reputational risk is the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the RBS Group’s conduct and performance.

Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business in a number of ways, including an inability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to funding sources.

One of the most fundamental stakeholder expectations is that a bank is financially prudent, safe and sound. The RBS Group has made significant progress in meeting this expectation through the execution of its Strategic Plan in restructuring its balance sheet and improving its capital and funding position. Major reforms have also been made to strengthen its risk identification, evaluation and management processes. Further work remains, but the RBS Group is now in a much stronger financial position to face challenges and uncertainties in its economic and operating environment.

Restoring the reputation of the RBS Group and the wider banking sector is built upon the role of banks as good companies that perform well for their owners, regulators, employees and communities and, above all else, serve their customers well.

The RBS Group has put the focus on serving customers well at the heart of its strategic objectives that, combined with a safe and sound bank, will build a culture and reputation in line with our stakeholder expectations. There are still legacy issues to work through, but dealing with them in an open and direct manner is a necessary part of the ability to move forward.

The RBS Group’s reputational risk management framework is aligned with its strategic objectives and its risk appetite goal of maintaining stakeholder confidence. It is designed to embed, at different points of decision-making processes, a series of reputational filters and controls that examine products, services and activities through the lenses of sustainability, transparency and fairness.

This approach recognises that reputational risk can arise across a range of actions taken (or not taken) by the Group, as well as its wider conduct, policies and practices. Therefore, it is aligned with the management of a range of risk types that have a high reputational sensitivity.

The RBS Group Board risk report contains a ‘top slice’ view of key embedded risks, including a reputational risk impact assessment of each key risk. In addition, the divisions report to their own committees and Boards on relevant barometers of reputational risk and actions to manage reputational events according to the source.

For example, an Environmental, Social and Ethical (ESE) risk management function assesses the ESE risks associated with business engagements and business divisions, while the RBS Group Policy Framework includes a range of policies relating to conduct and reputational matters. (For credit risk specific information on ESE risk policies, refer to Credit risk management framework on page 47).

The RBS Group Board has ultimate responsibility for managing the RBS Group’s reputation, though all parts of the RBS Group have responsibility for any reputational impact arising from their operations. The Board’s oversight of reputational issues is supported by executive risk committees (including a new Conduct Risk Committee) and by the RBS Group Sustainability Committee. Emerging reputational issues are pro-actively identified and assessed by a dedicated working group, and escalated through the appropriate governance channels where necessary.

Business risk*
Business risk is the risk that the Group suffers losses as a result of adverse variance in its revenues and/or costs relative to its business plan and strategy. Such variance may be caused by internal factors such as volatility in pricing, sales volumes and input costs and/or by external factors such as the Group’s exposure to macroeconomic, regulatory and industry risks.

Business risk is impacted by other risks the Group faces that may contribute to the adverse changes in the Group's revenues and/or costs, were these risks to crystallise. Examples of such risks include funding risk (through volatility in cost of funding), interest rate risk in the banking book, operational risk, conduct risk and reputational risk.

The Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives. Business risk is identified, measured and managed through the Group’s planning cycles and performance management processes. Expected profiles for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and the Group’s strategic priorities. These profiles are tested against a range of stress scenarios and factors to identify the key risk drivers behind any potential volatility, along with management actions to address and manage them.

The Group operates a rolling forecast process which identifies projected changes in, or risks to operating profit and ensures appropriate actions are taken.

The RBS Group Board has ultimate responsibility for the impact of any volatility in revenues and costs on the Group’s performance. Business risk is incorporated within the RBS Group’s risk appetite target for earnings volatility, with an assessment of volatility in revenues and costs a key component in determining whether the RBS Group and its underlying businesses are within risk appetite.

The management of business risk lies primarily with divisions, with oversight at the RBS Group level led by Finance. Divisions are responsible for delivery of their business plans and management of such factors as pricing, sales volumes, marketing spend and other factors that can introduce volatility into earnings.

* unaudited

Other risks continued
Pension risk*
The Group is exposed to risk from its defined benefit pension schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes’ liabilities. Pension scheme liabilities vary with changes in long-term interest rates and inflation in particular, as well as pensionable salaries, the longevity of scheme members and changes in legislation. The Group is exposed to the risk that the market value of the schemes’ assets, together with future returns and any additional future contributions could be considered insufficient to meet the liabilities as they fall due. In such circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes or be required to hold additional capital to mitigate such risk.

The RBS Group Pension Fund (‘Main scheme’) is the largest of the schemes and the main source of pension risk. The Main scheme operates under a trust deed under which the corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc. The trustee board comprises six directors selected by the Group and four directors nominated by members.

The trustee is solely responsible for the investment of the Main scheme’s assets which are held separately from the assets of the RBS Group. Significant changes to asset strategy are discussed with the RBS Group’s Pension Risk Committee, which was established in 2011. The RBS Group and the trustee must also agree on the Main scheme’s funding plan.

In October 2006, the Main scheme was closed to new employees. In November 2009, the RBS Group confirmed that it was making changes to the Main scheme and a number of other defined benefit schemes including the introduction of a limit of 2% per annum (or the annual change in the Consumer Price Index, if lower) to the amount of any salary increase that will count for pensionable purposes. In October 2012, the RBS Group confirmed that it was increasing the charge made through its flexible benefits programme for membership of the Main scheme by 5% of salaries, with employees having the alternative of accepting an increase in their Normal Pension Age from 60 to 65 in respect of service from October 2012 at no additional cost.

Risk appetite and investment policy are agreed by the trustee with quantitative and qualitative input from the scheme actuaries and investment advisers. The Investment Executive, which acts on behalf of the trustee of the RBS Group’s largest pension schemes, also consults with the RBS Group to obtain its view on the appropriate level of risk within the pension fund.

Risk management framework
The RBS Group manages the risk it faces as a sponsor of its defined benefit pension schemes using a pension risk management framework that encompasses risk reporting and monitoring, stress testing, modelling and an associated governance structure that helps ensure the RBS Group is able to fulfil its obligation to support the defined benefit pension schemes to which it has exposure.

Reporting and monitoring
The RBS Group maintains an independent view of risk from a sponsor perspective within its pension funds. It achieves this through regular pension risk reporting and monitoring to the RBS Group Board, RBS Group Executive Committee and RBS Group Board Risk Committee on the material pension schemes that the RBS Group has an obligation to support.

Stress testing and modelling
Throughout 2012, various pension risk stress testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios to meet integrated FSA stress testing requirements. On an annual basis, the Internal Capital Adequacy Assessment Process is also modelled. This entails assessing changes in pension asset and liability values over a 12-month horizon under various stresses and scenarios.

Governance
A key component of the pension risk framework is the RBS Group Pension Risk Committee. This committee also serves as a formal link between the RBS Group and the Investment Executive, which acts on behalf of the trustee of the RBS Group’s largest pension schemes, on risk management, asset strategy and financing issues and has facilitated an agreement between the two on mechanisms for reducing risk within the RBS Group Pension Fund.

As part of the continuing development of the pension risk management framework within the RBS Group, key achievements in 2012 focused on developing an improved pension risk reporting, monitoring, modelling and stress testing capability for the Group. The focus for 2013 will revolve around extending and embedding these improvements across the RBS Group.

Main scheme
The most recent funding valuation, at 31 March 2010, was agreed during 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, the RBS Group agreed to pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. Further details are provided in Note 4 of the consolidated accounts. The next funding valuation is due at 31 March 2013.

The assets of the Main scheme, which represent 85% of Group pension plan assets at 31 December 2012, are invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, and other assets including property and hedge funds. The trustee has taken measures to partially mitigate inflation and interest rate risks both by investing in suitable physical assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives within its portfolio to manage the allocation to asset classes and to manage risk within asset classes.

* unaudited

Financial review Risk and balance sheet management continued

The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) to changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements.

	Change in value of assets £m	Change in value of liabilities £m	Increase in net pension obligations £m
At 31 December 2012
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	76	255	(179)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	578	995	(417)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	71	1,261	(1,190)
Fall in equity values of 10%	(862)	—	(862)

At 31 December 2011
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	106	200	(94)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	557	911	(354)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	104	1,118	(1,014)
Fall in equity values of 10%	(935)	—	(935)

At 31 December 2010
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	67	193	(126)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	355	799	(444)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	98	1,005	(907)
Fall in equity values of 10%	(1,083)	—	(1,083)

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2012.

Group structure
National Westminster Bank Plc (the ‘Bank’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the ‘holding company’ or ‘the Royal Bank’), which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The ‘Group’ or ‘NatWest Group’ comprises the Bank and its subsidiary and associated undertakings. Details of the principal subsidiary undertakings and their activities are shown in Note 17 on the accounts. ‘RBS Group’ comprises The Royal Bank of Scotland Group plc (the ‘ultimate holding company’) and its subsidiary and associated undertakings.

The financial statements of The Royal Bank of Scotland Group plc can be obtained from RBS Secretariat, RBS Gogarburn, Edinburgh, EH12 1HQ, the Registrar of Companies or through the RBS Group’s website, www.rbs.com

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company. In December 2009, the ultimate holding company issued a further £25.5 billion of new capital to HMT. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier 1 capital.

At 31 December 2012, HMT’s holding in the ultimate holding company’s ordinary shares had reduced to 65.3% as a consequence of share issues during the year.

With effect from 31 October 2012, the residential mortgage portfolio and related funding of National Westminster Home Loans Limited (a fellow subsidiary of the Royal Bank) were transferred to the Bank.

Results and dividends
The loss attributable to the ordinary shareholders of the Bank for the year ended 31 December 2012 amounted to £3,276 million compared with £3,852 million for the year ended 31 December 2011, as set out in the consolidated income statement on page 140.

The Bank did not pay a dividend on ordinary shares in 2011 or 2012.

Business review
Activities
The Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions, are contained in the Financial review on pages 5 and 6.

Asset Protection Scheme
On 22 December 2009, the Group’s parent company, The Royal Bank of Scotland plc, entered into an agreement, the Asset Protection Scheme (APS), with HM Treasury acting on behalf of the UK Government, under which it purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HM Treasury. The portfolio of covered assets included assets recorded on the Group’s balance sheet. However, the Group was not entitled to benefit under this contract and there were no arrangements to transfer the protection to the Group. The APS had therefore no effect on the Group’s results and financial position.

On 18 October 2012, the RBS Group exited the APS.

Risk factors
The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Certain risk factors the Group faces are summarised on page 7. Fuller details of these and other risk factors are set out on pages 244 to 255.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 146 to 156.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk is discussed in the Risk and balance sheet management section of the Financial review on pages 16 to 132.

Financial performance
A review of the Group’s performance during the year ended 31 December 2012 and the Group’s financial position as at that date is contained in the Financial review on pages 8 to 15.

Employees
Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach.

As at 31 December 2012, the Bank and its subsidiaries employed 24,100 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

The RBS Group operates certain employee share plans in which eligible employees are able to participate and which align the interests of employees with those of the RBS Group shareholders.

Employee learning and development
The RBS Group maintains a strong commitment to providing all its employees with the opportunity to grow through learning and development, which in turn helps to achieve business objectives and drive excellent customer service. Supporting the professionalisation of our front line staff, this year more than 6,000 of our customer facing employees participated in accredited development programmes. This helps our employees deliver the best service to our customers whilst working towards a recognised professional standard.

Report of the directors continued

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

The RBS Group has a European Employee Council that provides elected representatives with an opportunity to understand better the RBS Group’s European operations.

Diversity and inclusion
During 2012, the RBS Group executive renewed its commitment to making workplace policies, processes and experiences inclusive for staff, customers and stakeholders. In support of this, RBS Group HR has set inclusion within its top priorities for 2013.

Inclusion is built into various policy areas and people management processes. For example the RBS Group continues to support disabled people ensuring they have equal opportunities in recruitment, employment, promotion and training.

The RBS Group also supports employee led networks such as Focused Women and Rainbow who provide personal and career development opportunities through networking and training events.

This commitment to inclusion extends to supporting and participating in positive action programmes outside of the RBS Group aimed at cultivating future leaders including, ‘An Inspirational Journey’, the FTSE-100 cross-company mentoring and Glass Ladder programmes. The RBS Group continues to maintain its involvement with external charitable networks and events such as Manchester Pride.

This approach to inclusion extends to the marketplace with the RBS Women in Business specialists supporting and guiding more and more women to take the step of starting their own business.

Performance is monitored and reviewed at RBS Group and divisional level and the RBS Group remains supportive of the recommendations of Lord Davies' Report. There are currently three female directors on the Board out of a total of 12 directors, which meets the Lord Davies’ aspirational target of 25 per cent female Board representation. As at 31 December 2012, 19 per cent of executives and 55 per cent of employees were female.

Further details on the Board diversity policy can be found at www.rbs.com

This year the RBS Group has been recognised for its work on Equality, Diversity and Inclusion by retaining our Gold standard ranking from Opportunity Now (gender), achieving Silver for Race for Opportunity (race), attaining the Top Employers award for employee engagement from workingmums.co.uk as well as securing a position in the Working Families Top 10.

Safety, health and wellbeing
Ensuring the safety, health and wellbeing of employees and customers is an important responsibility for the RBS Group.

The RBS Group is committed to ensuring legal compliance and managing health and safety risks. During 2012, increased focus on leadership, governance and the effectiveness of controls delivered improvements in health and safety performance.

A wide range of health benefits and services are in place to help employees maintain good physical and psychological health, and support them if they do become unwell. A number of these services have been enhanced and promoted in response to the impact of the economic environment. For example, in 2012 the RBS Group launched an online toolkit which provides easy access to a range of resources, provided through our Employee Assistance Programme, to help employees deal with stress, build resilience and manage personal finances.

Pre-employment screening
The RBS Group has a comprehensive pre-employment screening process to guard against possible infiltration and employee-related fraud for all direct and non-direct staff engaged on RBS Group business.

Code of conduct
The code of conduct applies to everyone who works for the RBS Group. It promotes honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. The RBS Group recognises that personal conduct, business integrity and the RBS Group’s security are crucial, and the code of conduct serves to inform those who work for the RBS Group of its expectations of their behaviour and practices.

Sustainability
The long term success of the RBS Group relies on being safe, strong and sustainable. This underpins everything that the RBS Group does and enables the RBS Group to play a central role within society that enables people to run their daily lives and businesses. This, in turn, supports economic growth and brings wider benefits to society. There are further opportunities for the RBS Group to build on this and explore ways in which we can create additional value for all stakeholder groups.

Sustainability is therefore not just about the many responsibilities and obligations that the RBS Group has in a legal sense, but is about broad issues that need to be addressed to ensure that the RBS Group is a healthy and respected business operating on a sustainable basis.

Sustainability is central to the way the RBS Group is managed. The RBS Group Sustainability Committee is responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups and reports to the Board.

Going concern
The directors, having considered the Bank’s business activities and financial position discussed in the Financial review including the Group’s regulatory capital resources (pages 30 to 35) and its liquidity and funding profile (pages 36 to 44) and the risk factors set out on pages 244 to 255 and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2012, approved on 27 February 2013, which were prepared on a going concern basis.

Corporate governance
Internal control over financial reporting
The internal controls over financial reporting for the Group are consistent with those at the RBS Group level. The RBS Group is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2012.

The RBS Group assessed the effectiveness of its internal control over financial reporting as of 31 December 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in ‘Internal Control - Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2012, the RBS Group's internal control over financial reporting is effective.

The RBS Group's auditors have audited the effectiveness of the RBS Group's internal control over financial reporting and have given an unqualified opinion.

Management's report on the RBS Group's internal control over financial reporting will be filed with the Securities and Exchange Commission as part of the RBS Group’s Annual Report on Form 20-F.

In addition to the requirements for RBS Group, the NatWest Group is required to comply with Section 404(a) of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2012. Based on the criteria discussed above, the NatWest Group concluded the internal control over financial reporting is effective and the report will be included in the NatWest Group’s Annual Report on Form 20-F. The NatWest Group's auditors are not required to report on the NatWest Group’s internal control over financial reporting.

Board of directors
The Board is the main decision-making forum for the Bank. It has overall responsibility for management of the business and affairs of the Group, the establishment of Group strategy and the allocation and raising of capital, and is accountable to shareholders for financial and operational performance. The Board considers strategic issues and ensures the Group manages risk effectively through approving and monitoring the Group’s risk appetite, considering Group stress scenarios and agreed mitigants and identifying longer term strategic threats to the Group’s business operations. The Board’s terms of reference includes key aspects of the Bank’s affairs reserved for the Board’s decision and are reviewed at least annually.

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

Report of the directors continued

The Group Performance and Remuneration Committee (formerly Group Remuneration Committee) comprises at least three independent non-executive directors and has oversight of the Group’s policy on remuneration. It also considers senior executive remuneration and makes recommendations to the Board on remuneration of executive directors.

The Group Nominations Committee comprises all of the non-executive directors, and is chaired by the Chairman of the Group. It assists the Board in the selection and appointment of directors. It reviews the structure, size and composition of the Board, and membership and chairmanship of Board committees.

The Group Sustainability Committee comprises of independent non-executive directors and is chaired by the Senior Independent Director. It is responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups, except where such issues have already been dealt with by other Board committees.

The Executive Committee comprises the Group’s most senior executives and is responsible for managing Group-wide issues and those operational issues that affect the broader Group. It reviews strategic issues and initiatives, monitors financial performance and capital allocations, and considers risk strategy, policy and risk management.

The Management Committee comprises members of the Executive Committee together with a number of other senior executives and meets as required to review strategy and business performance.

Share capital
Details of the ordinary and preference share capital at 31 December 2012 are shown in Note 25 on the accounts.

Annual report on Form 20-F
An annual report on Form 20-F will be filed with the Securities and Exchange Commission in the US and copies will be available on request from the Secretary. Much of the detailed financial information therein is shown in these accounts.

Directors
The current members of the Board of directors are shown on page 2.

All of the current directors served throughout the year and to the date of signing of the financial statements.

John McFarlane stepped down from the Board on 31 March 2012. Joe MacHale will step down from the Board on 14 May 2013.

All directors of the company, with the exception of Joe MacHale, will stand for re-election by shareholders at the Annual General Meeting in 2013.

Directors’ interests
The interests of the directors in the shares of the ultimate holding company at 31 December 2012 are disclosed in the Report and Accounts of that company. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the Bank or any of the subsidiaries of the Bank, during the period from 1 January 2012 to 27 March 2013.

Directors' indemnities
In terms of section 236 of the Companies Act 2006 (the “Companies Act”), Qualifying Third Party Indemnity Provisions have been issued by the ultimate holding company to directors, members of the RBS Group’s Executive and Management Committees and FSA Approved Persons.

In terms of Section 236 of the Companies Act, Qualifying Pension Scheme Indemnity Provisions have been issued to all trustees of the RBS Group’s pension schemes.

Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Charitable contributions
The total amount given for charitable purposes by the Group during the year ended 31 December 2012 was £1.6 million (2011 - £5.0 million).

Political donations
During 2012, no political donations were made in the UK or EU, nor any political expenditure in the UK or EU.

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

At 31 December 2012, the Group’s trade creditors represented 25 days (2011 - 27 days) of amounts invoiced by suppliers.

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

By order of the Board

Aileen Taylor
Secretary
27 March 2013

National Westminster Bank Plc
is registered in England No. 929027

Controls and procedures

Disclosure controls and procedures
Management, including our Chief Executive Officer and our Group Finance Director, conducted an evaluation of the effectiveness and design of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)). Based on this evaluation, our Chief Executive Officer and our Group Finance Director concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2012, NatWest Group’s internal control over financial reporting is effective.

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
As a foreign issuer with American Depositary Shares (ADS) representing preference shares listed on the New York Stock Exchange (the “NYSE”), the Company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE’s corporate governance listing standards. In addition, the Company must comply with the relevant provisions of the listing standards that relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the relevant rules concerning audit committees of the US Securities Exchange Act of 1934.

The Company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE’s corporate governance listing practices, with the exception that the Chairman of the Board is Chairman of the Nominations Committee, which is permitted by the UK Combined Code (since the Chairman was considered independent on appointment). The Company’s Audit, Board Risk, Nominations and Performance and Remuneration Committees are otherwise composed solely of non-executive directors deemed by the Board to be independent. The NYSE’s corporate governance listing standards also require that a compensation committee has direct responsibility to review and approve Group Chief Executive’s remuneration. The Board, rather than the Performance and Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Group Chief Executive.

The Group Audit Committee complies with the provisions of the NYSE corporate governance listing standards that relate to the composition, responsibilities and operation of audit committees.

Statement of directors responsibilities

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
27 March 2013

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

By order of the Board

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

27 March 2013

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Stephen Hester Bruce Van Saun	Sandy Crombie Alison Davis Tony Di Iorio Penny Hughes Joe MacHale Brendan Nelson Baroness Noakes Arthur ‘Art’ Ryan Philip Scott

Report of Independent Registered Public Accounting Firm to the members of
National Westminster Bank Plc

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries (together "the Group") as at 31 December 2012, 2011 and 2010 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2012, the notes 1 to 40 and the information identified as ‘audited’ in the Risk and balance sheet management section of the Financial review.  These financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of the Group as at 31 December 2012, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2012, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

/s/ Deloitte LLP
London, United Kingdom
27 March 2013

Consolidated income statement for the year ended 31 December 2012

		2012	2011	2010
	Note	£m	£m	£m
Interest receivable		6,316	6,183	6,070
Interest payable		(3,443)	(3,176)	(2,909)
Net interest income	1	2,873	3,007	3,161
Fees and commissions receivable	2	2,643	2,790	3,984
Fees and commissions payable	2	(428)	(343)	(1,248)
Income from trading activities	2	1,150	244	825
Gain on redemption of own debt	2	—	251	145
Other operating income	2	188	142	1,199
Non-interest income		3,553	3,084	4,905
Total income		6,426	6,091	8,066
Staff costs		(1,699)	(1,796)	(1,887)
Premises and equipment		(341)	(376)	(368)
Other administrative expenses		(4,195)	(3,336)	(2,816)
Depreciation and amortisation		(213)	(218)	(232)
Write-down of goodwill		(117)	—	—
Operating expenses	3	(6,565)	(5,726)	(5,303)
(Loss)/profit before impairment losses		(139)	365	2,763
Impairment losses	13	(3,183)	(4,792)	(5,144)
Operating loss before tax		(3,322)	(4,427)	(2,381)
Tax credit	6	46	583	117
Loss for the year		(3,276)	(3,844)	(2,264)

Loss attributable to:
Non-controlling interests		—	8	(8)
Ordinary shareholders		(3,276)	(3,852)	(2,256)
		(3,276)	(3,844)	(2,264)

The accompanying notes on pages 158 to 230, the accounting policies on pages 146 to 156 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 132 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2012

	2012	2011	2010
	£m	£m	£m
Loss for the year	(3,276)	(3,844)	(2,264)
Other comprehensive (loss)/income
Available-for-sale financial assets	17	(6)	(5)
Cash flow hedges	6	3	(12)
Currency translation	(239)	(267)	163
Other comprehensive (loss)/income before tax	(216)	(270)	146
Tax (charge)/credit	(3)	1	(1)
Other comprehensive (loss)/income after tax	(219)	(269)	145
Total comprehensive loss for the year	(3,495)	(4,113)	(2,119)

Total comprehensive loss is attributable to:
Non-controlling interests	(16)	(4)	(22)
Ordinary shareholders	(3,479)	(4,109)	(2,097)
	(3,495)	(4,113)	(2,119)

The accompanying notes on pages 158 to 230, the accounting policies on pages 146 to 156 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 132 form an integral part of these financial statements.

Balance sheet as at 31 December 2012

		Group			Bank
		2012	2011	2010	2012	2011	2010
	Note	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	10	2,298	1,918	1,824	921	917	867
Amounts due from holding company and subsidiaries	10	125,127	151,447	138,404	78,440	104,345	92,354
Other loans and advances to banks	10	9,897	14,754	17,525	2,475	2,399	3,092
Loans and advances to banks	10	135,024	166,201	155,929	80,915	106,744	95,446
Amounts due from subsidiaries	10	3,064	7,904	9,305	2,798	7,069	8,698
Other loans and advances to customers	10	191,444	134,985	145,828	117,370	61,691	68,926
Loans and advances to customers	10	194,508	142,889	155,133	120,168	68,760	77,624
Debt securities subject to repurchase agreements	27	28,008	30,647	34,568	—	—	—
Other debt securities		6,907	10,358	4,926	2,523	3,691	3,241
Debt securities	15	34,915	41,005	39,494	2,523	3,691	3,241
Equity shares	16	898	928	904	10	10	15
Investments in Group undertakings	17	—	—	—	5,083	7,235	5,743
Settlement balances		2,362	2,468	3,761	83	78	—
Amounts due from holding company and subsidiaries	14	2,532	2,452	1,363	2,113	1,755	748
Other derivatives	14	2,254	2,745	2,097	1,799	2,057	1,496
Derivatives	14	4,786	5,197	3,460	3,912	3,812	2,244
Intangible assets	18	736	812	683	427	389	359
Property, plant and equipment	19	2,048	2,982	3,191	785	815	811
Deferred tax	23	384	579	574	—	—	88
Prepayments, accrued income and other assets	20	2,005	2,573	1,579	804	1,420	752
Total assets		379,964	367,552	366,532	215,631	193,871	187,190

Liabilities
Amounts due to holding company and subsidiaries	10	43,791	39,971	40,343	21,249	11,984	17,471
Other deposits by banks	10	14,393	14,758	12,209	2,793	4,087	2,728
Deposits by banks	10	58,184	54,729	52,552	24,042	16,071	20,199
Amounts due to subsidiaries	10	5,897	3,634	4,173	6,026	3,734	4,384
Other customer accounts	10	258,090	251,076	252,059	161,623	150,468	144,650
Customer accounts	10	263,987	254,710	256,232	167,649	154,202	149,034
Debt securities in issue	10	3,966	4,239	8,262	—	—	—
Settlement balances	10	2,755	2,911	2,943	38	11	4
Short positions	21	11,840	13,482	13,943	—	—	—
Amounts due to holding company and subsidiaries	14	4,980	5,119	3,058	3,986	3,771	1,572
Other derivatives	14	575	973	497	423	481	187
Derivatives	14	5,555	6,092	3,555	4,409	4,252	1,759
Accruals, deferred income and other liabilities	22	3,804	5,484	4,444	1,595	2,844	1,465
Retirement benefit liabilities	4	44	207	608	14	255	608
Deferred tax	23	245	289	41	189	222	—
Amounts due to holding company	10	5,780	6,114	5,243	4,412	4,415	3,713
Other subordinated liabilities	10	1,847	1,888	2,340	1,711	1,749	2,197
Subordinated liabilities	24	7,627	8,002	7,583	6,123	6,164	5,910
Total liabilities		358,007	350,145	350,163	204,059	184,021	178,979

Non-controlling interests		1,257	1,272	1,315	—	—	—
Owners’ equity	25	20,700	16,135	15,054	11,572	9,850	8,211
Total equity		21,957	17,407	16,369	11,572	9,850	8,211

Total liabilities and equity		379,964	367,552	366,532	215,631	193,871	187,190

The accompanying notes on pages 158 to 230, the accounting policies on pages 146 to 156 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 132 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 27 March 2013 and signed on its behalf by:

Philip Hampton	Stephen Hester	Bruce Van Saun
Chairman	Group Chief Executive	Group Finance Director

National Westminster Bank Plc
Registration No. 929027

Statement of changes in equity for the year ended 31 December 2012

	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium account
At 1 January	2,225	2,225	2,226	2,225	2,225	2,226
Redemption of preference shares classified as debt	—	—	(1)	—	—	(1)
At 31 December	2,225	2,225	2,225	2,225	2,225	2,225

Available-for-sale reserve
At 1 January	5	8	16	4	6	5
Unrealised gains/(losses)	10	(19)	(25)	(2)	(3)	2
Realised losses	7	13	20	—	—	—
Tax	(1)	3	(3)	1	1	(1)
At 31 December	21	5	8	3	4	6

Cash flow hedging reserve
At 1 January	(14)	(15)	(5)	(14)	(16)	(7)
Amount recognised in equity	—	—	1	—	—	—
Amount transferred from equity to earnings	6	3	(13)	6	4	(11)
Tax	(2)	(2)	2	(2)	(2)	2
At 31 December	(10)	(14)	(15)	(10)	(14)	(16)

Foreign exchange reserve
At 1 January	1,068	1,323	1,146	(9)	(9)	(12)
Retranslation of net assets	(252)	(251)	169	—	—	3
Foreign currency gains/(losses) on hedges of net assets	29	(4)	8	—	—	—
At 31 December	845	1,068	1,323	(9)	(9)	(9)

Capital redemption reserve
At 1 January	647	647	614	647	647	614
Redemption of preference shares classified as debt	—	—	33	—	—	33
At 31 December	647	647	647	647	647	647

Retained earnings
At 1 January	10,526	9,188	8,524	5,319	3,680	4,326
Loss attributable to ordinary shareholders	(3,276)	(3,852)	(2,256)	(6,331)	(3,561)	(3,564)
Capital contribution	8,050	5,200	2,950	8,050	5,200	2,950
Share-based payments - tax	(6)	(10)	2	—	—	—
Redemption of preference shares classified as debt	—	—	(32)	—	—	(32)
At 31 December	15,294	10,526	9,188	7,038	5,319	3,680

Owners’ equity at 31 December	20,700	16,135	15,054	11,572	9,850	8,211

Statement of changes in equity for the year ended 31 December 2012 continued

	Group			Bank
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Non-controlling interests
At 1 January	1,272	1,315	1,282	—	—	—
Currency translation adjustments and other movements	(16)	(12)	(14)	—	—	—
Profit/(loss) attributable to non-controlling interests	—	8	(8)	—	—	—
Equity raised	1	—	58	—	—	—
Equity withdrawn and disposals	—	(39)	(3)	—	—	—
At 31 December	1,257	1,272	1,315	—	—	—

Total equity at 31 December	21,957	17,407	16,369	11,572	9,850	8,211

Total comprehensive loss recognised in the statement of changes in equity is attributable to:
Non-controlling interests	(16)	(4)	(22)	—	—	—
Ordinary shareholders	(3,479)	(4,109)	(2,097)	(6,328)	(3,561)	(3,569)
	(3,495)	(4,113)	(2,119)	(6,328)	(3,561)	(3,569)

The accompanying notes on pages 158 to 230, the accounting policies on pages 146 to 156 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 132 form an integral part of these financial statements.

Cash flow statement for the year ended 31 December 2012

		Group			Bank
		2012	2011	2010	2012	2011	2010
	Note	£m	£m	£m	£m	£m	£m
Operating activities
Operating loss before tax		(3,322)	(4,427)	(2,381)	(6,846)	(4,096)	(3,864)
Adjustments for:
Depreciation and amortisation		213	218	232	132	132	140
Write-down of goodwill		117	—	—	—	—	—
Provisions for impairment losses		3,183	4,792	5,144	812	1,041	1,293
Loans and advances written-off net of recoveries		(921)	(1,285)	(1,038)	(704)	(1,052)	(982)
Write-down of investment in subsidiaries		—	—	—	5,061	2,337	3,826
Interest on subordinated liabilities		294	233	224	268	221	209
Charge for defined benefit pension schemes		193	139	270	142	99	213
Cash contribution to defined benefit pension schemes		(551)	(550)	(174)	(452)	(452)	(77)
Gain on redemption of own debt		—	(251)	(145)	—	—	(145)
Elimination of foreign exchange differences		1,468	(41)	(1,175)	131	95	(27)
Other non-cash items		1	130	(1,162)	377	382	(778)
Net cash inflow/(outflow) from trading activities		675	(1,042)	(205)	(1,079)	(1,293)	(192)
Changes in operating assets and liabilities		9,164	7,409	20,199	18,148	16,095	18,233
Net cash flows from operating activities before tax		9,839	6,367	19,994	17,069	14,802	18,041
Income taxes received		627	453	406	596	527	300
Net cash flows from operating activities	30	10,466	6,820	20,400	17,665	15,329	18,341

Investing activities
Sale and maturity of securities		581	444	1,131	405	35	468
Purchase of securities		(120)	(61)	(89)	—	—	(2)
Sale of property, plant and equipment		838	120	81	24	5	17
Purchase of property, plant and equipment		(152)	(287)	(306)	(18)	(93)	(66)
Net investment in business interests and intangible assets	31	(59,365)	(98)	204	(62,287)	(3,873)	(2,852)
Net cash flows from investing activities		(58,218)	118	1,021	(61,876)	(3,926)	(2,435)

Financing activities
Issue of subordinated liabilities		—	894	193	—	700	—
Proceeds of non-controlling interests issued		1	—	58	—	—	—
Capital contribution		8,050	5,200	2,950	8,050	5,200	2,950
Redemption of non-controlling interests		—	(39)	(3)	—	—	—
Repayment of subordinated liabilities		(295)	(431)	(1,405)	—	(431)	(1,015)
Interest on subordinated liabilities		(299)	(238)	(269)	(271)	(226)	(254)
Net cash flows from financing activities		7,457	5,386	1,524	7,779	5,243	1,681
Effects of exchange rate changes on cash and cash equivalents		(1,574)	(190)	1,152	(121)	(116)	35

Net (decrease)/increase in cash and cash equivalents		(41,869)	12,134	24,097	(36,553)	16,530	17,622
Cash and cash equivalents at 1 January		145,751	133,617	109,520	100,353	83,823	66,201
Cash and cash equivalents at 31 December	34	103,882	145,751	133,617	63,800	100,353	83,823

The accompanying notes on pages 158 to 230, the accounting policies on pages 146 to 156 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 132 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts
The accounts are prepared on a going concern basis (see the Report of the directors, page 135) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The Bank is incorporated in the UK and registered in England and its accounts are presented in accordance with the Companies Act 2006.

There are two amendments to IFRS that were effective for the Group from 1 January 2012. They have not had a material effect on the financial statements of the Group or the Bank:

‘Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12 ‘Income Taxes’)’ clarifies that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability.

‘Disclosures - Transfers of Financial Assets (Amendments to IFRS 7 ‘Financial Instruments: Disclosures’)’ replaces IFRS 7’s existing derecognition disclosure requirements with disclosures about (a) transferred assets that have not been derecognised in their entirety and (b) transferred assets that have been derecognised in their entirety but where the reporting entity has continuing involvement in those assets.

2. Basis of consolidation
The consolidated financial statements incorporate the financial statements of the company and entities (including certain special purpose entities) that are controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by the Group until the date the Group ceases to control it through a sale or a significant change in circumstances. Changes in the Group’s interest in a subsidiary that do not result in the Group ceasing to control that subsidiary are accounted for as equity transactions.

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

Financial assets and financial liabilities held for trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss.

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

Payment services - this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer's account monthly or quarterly in arrears. Income is accrued at period end for services provided but not yet charged.

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

5. Intangible assets and goodwill
Intangible assets acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and included in Depreciation and amortisation. These estimated useful economic lives are:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 12 years

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

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. The estimated useful lives of the Group’s property, plant and equipment are:

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

Group entities record transactions in foreign currencies in their functional currency - the currency of the primary economic environment in which they operate - at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 22).

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

Current tax is income tax payable or recoverable in respect of the taxable profit or loss for the year arising in profit or loss, other comprehensive income or equity. Provision is made for current tax at rates enacted or substantively enacted at the balance sheet date.

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

Accounting policies continued

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

Fair value - fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets (see Note 11 Financial instruments - valuation).

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

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective impairment assessments, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience. Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write offs will be prompted by bankruptcy, insolvency, renegotiation and similar events.

The typical time frames from initial impairment to write off for the Group’s collectively-assessed portfolios are:

•	Retail mortgages: write off occurs within 5 years, and is accelerated where accounts are closed earlier.

•
Credit cards: write off of the irrecoverable amount takes place at 12 months; the rest is expected to be recovered over a further 3 years following which any remaining amounts outstanding are written off.

•	Overdrafts and other unsecured loans: write offs occur within 6 years.

•
Business and commercial loans: write offs of commercial loans are determined in the light of individual circumstances; the period does not exceed 5 years. Business loans are generally written off within 5 years.

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

Fair value - fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities (see Note 11 Financial instruments - valuation).

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

18. Derecognition
A financial asset is derecognised when the contractual right to receive cash flows from the asset has expired or when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. The asset remains on the balance sheet if substantially all the risks and rewards have been retained. It is derecognised if substantially all the risks and rewards have been transferred. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement; if the Group has not retained control of the asset, it is derecognised.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with the present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

Accounting policies continued

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

22. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models (See Note 11 Financial instruments - valuation).

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

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised in other comprehensive income and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity to profit or loss in the same periods in which the hedged forecast cash flows affect profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss is reclassified from equity to profit or loss when the hedged cash flows occur or, if the forecast transaction results in the recognition of a financial asset or financial liability, when the hedged forecast cash flows affect profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is reclassified from equity to profit or loss immediately.

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

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's ’Conceptual Framework for Financial Reporting’. The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit credit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recorded in the balance sheet as an asset (surplus) or liability (deficit).

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

A pension asset of £218 million and a liability of £44 million were recognised on the balance sheet at 31 December 2012 (2011 asset - £24 million, liability - £207 million; 2010 asset - £13 million, liability - £608 million).

Accounting policies continued

Goodwill
The Group capitalises goodwill arising on the acquisition of businesses, as discussed in Accounting policy 5. The carrying value of goodwill as at 31 December 2012 was £183 million (2011 - £315 million; 2010 - £316 million).

Goodwill is the excess of the cost of an acquired business over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions, such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit’s fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm’s length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to changes in assumptions is discussed in Note 18 on page 196.

Provisions for liabilities
As set out in Note 22, at 31 December 2012 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £499 million (2011 - £483 million; 2010 - nil) and Interest Rate Hedging Products, £411 million (2011 and 2010 - nil). Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Payment Protection Insurance - the Group has established a provision for redress payable in respect of the mis-selling of Payment Protection Insurance policies. The provision is management’s best estimate of the anticipated costs of redress and related administration expenses. The determination of appropriate assumptions to underpin the provision requires significant judgement by management. The principal assumptions underlying the provision together with sensitivities to changes in those assumptions are given in Note 22.

Interest Rate Hedging Products - the Group has agreed to a redress exercise and past business reviews in relation to the sale of Interest Rate Hedging Products to some small and medium sized businesses classified as retail clients. The ultimate cost of this exercise to the Group is uncertain. Estimating the liability depends on a number of assumptions. These assumptions and the sensitivity of the provision to changes in them are discussed in Note 22.

Provisions for litigation - the Group and members of the Group are party to legal proceedings in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. The measurement and recognition of liabilities in respect of litigation involves a high degree of management judgement. Before the existence of a present obligation as the result of a past event can be confirmed, numerous facts may need to be established, involving extensive and time-consuming discovery, and novel or unsettled legal questions addressed. Once it is determined there is an obligation, assessing the probability of economic outflows and estimating the amount of any liability can be very difficult. In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Furthermore, for an individual matter, there can be a wide range of possible outcomes and often it is not practicable to quantify a range of such outcomes. The Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. A detailed description of the Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 29.

Tax contingencies - determining the Group’s income tax charge and its provisions for income taxes necessarily involves a significant degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the tax authorities in a number of jurisdictions. The Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax assets and liabilities in the period when the matter is resolved.

Deferred tax
The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £384 million were recognised as at 31 December 2012 (2011 - £579 million; 2010 - £574 million).

The Group has recognised deferred tax assets in respect of losses and temporary differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within seven years (2011 - four years). The Group’s cumulative losses are principally attributable to the comparatively recent unparalleled market conditions. Deferred tax assets of £984 million (2011 - £517 million; 2010 - £281 million) have not been recognised in respect of tax losses carried forward in jurisdictions where doubt exists over the availability of future taxable profits. Further details about Group deferred tax assets are given in Note 23.

Loan impairment provisions
The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower’s financial condition has deteriorated, can include for loans that are individually assessed: the non-payment of interest or principal; debt renegotiation; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and, for collectively assessed portfolios: the borrowers’ payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan’s original effective interest rate.

At 31 December 2012, loans and advances to customers classified as loans and receivables totalled £169,344 million (2011 - £130,546 million; 2010 - £142,973 million) and customer loan impairment provisions amounted to £14,385 million (2011 - £12,338 million; 2010 - £9,400 million).

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

Collective component - this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collectively assessed provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). Collectively assessed provisions are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include mortgages, credit card receivables and other personal lending. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends. Latent loss provisions are held against estimated impairment losses in the performing portfolio that have yet to be identified as at the balance sheet date. To assess the latent loss within its portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

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

Accounting policies continued

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

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial instrument in an active market is the number of units of the instrument held times the current bid price (for financial assets) or offer price (for financial liabilities). In determining the fair value of derivative financial instruments gross long and short positions measured at current mid market prices are adjusted by bid-offer reserves calculated on a portfolio basis. Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities to reflect the Group’s own credit standing. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. More details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 11 on pages 177 to 185.

Accounting developments
International Financial Reporting Standards
A number of IFRSs and amendments to IFRS were in issue at 31 December 2012 that had effective dates of 1 January 2013 or later.

Effective for 2013
The following IFRSs and amendments to IFRS have an effective date of 1 January 2013:

IFRS 10 ‘Consolidated Financial Statements’ replaces SIC-12 ‘Consolidation - Special Purpose Entities’ and the consolidation elements of the existing IAS 27 ‘Consolidated and Separate Financial Statements’. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. The Group continues to assess aspects of IFRS 10. However implementation is not expected to have a material effect on the Group’s financial statements.

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31’ Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application. Implementation of IFRS 11 will not have a material effect on the Group’s financial statements.

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

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. These two revised standards will have no material effect on the Group’s financial statements.

Although IFRS 10-12 (as amended) and revised IAS 27 and IAS 28 have an effective date of 1 January 2013, they have been endorsed by the EU for application from 1 January 2014. However, early adoption is permitted and the Group implemented these standards from 1 January 2013.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. Implementation of IFRS 13 will not have a material effect on the Group’s financial statements.

‘Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)’ amended IFRS 7 to require disclosures about the effects and potential effects on an entity’s financial position of offsetting financial assets and financial liabilities and related arrangements.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses eliminating the ʽcorridor approach’; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. If the Group had adopted IAS 19 revised as at 31 December 2012, profit after tax for the period ended 31 December 2012 would have been higher by £24 million (2011 - lower by £50 million) and other comprehensive income after tax lower by £1.6 billion (2011 - £0.3 billion). The net pension liability would be £5.3 billion (31 December 2011 - £3.5 billion) higher, owners’ equity would reduce by £4.2 billion (31 December 2011 - £2.6 billion) and net deferred tax assets increase by £1.2 billion (31 December 2011 - £0.9 billion).

Amendments to IAS 1 ‘Presentation of Items of Other Comprehensive Income’ require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

‘Annual Improvements 2009-2011 Cycle’ makes a number of minor changes to IFRSs. These will not have a material effect on the Group’s financial statements.

Effective after 2013
In October 2012, the IASB issued ‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’. The amendments apply to ‘investment entities’: entities whose business is to invest funds solely for returns from capital appreciation, investment income or both and which evaluate the performance of their investments on a fair value basis. The amendments provide an exception to IFRS 10 by requiring investment entities to measure their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss, rather than consolidate them. The amendments are effective from 1 January 2014.

In December 2011, the IASB issued ’Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’. The amendments add application guidance to IAS 32 to address inconsistencies identified in applying some of the standard’s criteria for offsetting financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after 1 January 2014 and must be applied retrospectively.

The Group is reviewing these amendments to determine their effect on the Group’s financial reporting.

In November 2009, the IASB issued IFRS 9 ‘Financial Instruments’ simplifying the classification and measurement requirements in IAS 39 in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on principal and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss.

In October 2010, IFRS 9 was updated to include requirements in respect of the classification and measurement of liabilities. These do not differ markedly from those in IAS 39 except for the treatment of changes in the fair value of financial liabilities that are designated as at fair value through profit or loss attributable to own credit; these must be presented in other comprehensive income.

In December 2011, the IASB issued amendments to IFRS 9 and to IFRS 7 ‘Financial Instruments: Disclosures’ delaying the effective date of IFRS 9 to annual periods beginning on or after 1 January 2015 and introducing revised transitional arrangements including additional transition disclosures. If an entity implements IFRS 9 in 2012 the amendments permit it either to restate comparative periods or to provide the additional disclosures. Additional transition disclosures must be given if implementation takes place after 2012.

IFRS 9 makes major changes to the framework for the classification and measurement of financial instruments and will have a significant effect on the Group's financial statements. The Group is assessing the effect of IFRS 9 which will depend on the results of IASB's reconsideration of IFRS 9’s classification and measurement requirements and the outcome of the other phases in the development of IFRS 9.

Notes on the accounts

1 Net interest income

	Group
	2012	2011	2010
	£m	£m	£m
Loans and advances to customers	4,492	4,665	4,685
Loans and advances to banks	1,700	1,358	1,324
Debt securities	124	160	61
Interest receivable	6,316	6,183	6,070

Customer accounts: demand deposits	398	369	364
Customer accounts: savings deposits	1,243	1,220	959
Customer accounts: other time deposits	482	540	404
Deposits by banks	995	728	864
Debt securities in issue	32	75	95
Subordinated liabilities	294	233	224
Internal funding of trading business	(1)	11	(1)
Interest payable	3,443	3,176	2,909

Net interest income	2,873	3,007	3,161

2 Non-interest income

	Group
	2012	2011	2010
	£m	£m	£m
Fees and commissions receivable
Payment services	697	742	886
Credit and debit card fees	597	581	1,770
Lending (credit facilities)	372	373	306
Brokerage	363	412	376
Trade finance	22	50	54
Investment management	368	402	346
Other	224	230	246
	2,643	2,790	3,984

Fees and commissions payable	(428)	(343)	(1,248)

Income from trading activities (1)
Foreign exchange	8	140	67
Interest rate	1,186	(440)	(84)
Credit	(46)	528	841
Equities	—	4	1
Other	2	12	—
	1,150	244	825

Gain on redemption of own debt (2)	—	251	145

Other operating income
Operating lease and other rental income	53	61	102
Changes in the fair value of securities and other financial assets and liabilities	—	48	(43)
Changes in the fair value of investment properties	(132)	(115)	(114)
Profit/(loss) on sale of securities	2	3	(19)
(Loss)/profit on sale of property, plant and equipment	(3)	2	4
(Loss)/profit on sale of subsidiaries and associates	(2)	45	938
Dividend income (3)	15	7	149
Share of profits of associated entities	11	10	4
Other income (4)	244	81	178
	188	142	1,199

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
(2)
In June 2011, the Group redeemed certain mortgage backed debt securities in exchange for cash, resulting in gains totalling £251 million being credited to profit or loss. In a series of exchange and tender offers in May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. Gains of £145 million were credited to profit or loss in 2010. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability.

(3)	Dividend income principally arises from investment in fellow subsidiaries of the RBS Group and consequently subject to the RBS Group’s capital management policy (see Note 28).
(4)	Includes income from activities other than banking.

Notes on the accounts continued

3 Operating expenses

	Group
	2012	2011	2010
	£m	£m	£m
Wages, salaries and other staff costs	1,405	1,546	1,488
Bonus tax	—	(8)	3
Social security costs	90	98	95
Pension costs
- defined benefit schemes (see Note 4)	194	139	270
- curtailment and settlement gains (see Note 4)	(1)	—	—
- defined contribution schemes	11	21	31
Staff costs	1,699	1,796	1,887

Premises and equipment	341	376	368
Other administrative expenses	4,195	3,336	2,816

Property, plant and equipment (see Note 19)	140	149	157
Intangible assets (see Note 18)	73	69	75
Depreciation and amortisation	213	218	232
Write-down of goodwill (see Note 18)	117	—	—
	6,565	5,726	5,303

Bank levy
The Finance Act 2011 introduced an annual bank levy in the UK. The levy is collected through the existing quarterly Corporation Tax collection mechanism.

The levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. The levy is not charged on the first £20 billion of chargeable liabilities.

The levy was charged at a rate of 0.088 per cent for 2012. Three different rates applied during 2011, these average to 0.075 per cent. The cost of the levy to the RBS Group for 2012 is £175 million (2011 - £300 million). As the RBS Group continues to target a reduction in wholesale funding, the cost should decline over time absent further rate increase. The levy for 2013 is currently 0.13 per cent.

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group increased its provision for PPI by £567 million in 2012 (2011 - £547 million), bringing the cumulative charge taken to £1.2 billion, of which £0.7 billion (58%) in redress had been paid by 31 December 2012. Of the £1.2 billion cumulative charge, £1.1 billion relates to redress and £0.1 billion to administrative expenses. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

Interest Rate Hedging Products redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority, a charge of £425 million has been booked for redress in relation to certain interest-rate hedging products sold to small and medium-sized businesses, classified as retail clients under FSA rules. Of the £425 million charge, £350 million relates to redress and the cost of closing out hedging positions, and £75 million to administrative expenses.

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes connected with acquisitions made by the Group.

	Group
	2012	2011	2010
	£m	£m	£m
Staff costs	—	1	8
Premises and equipment	—	—	(2)
Other administrative expenses	—	1	4
	—	2	10

Restructuring costs included in operating expenses comprise:

	2012	2011	2010
	£m	£m	£m
Staff costs	61	19	4
Premises and equipment	(2)	6	30
Other administrative expenses	2	2	1
	61	27	35

The average number of persons employed, rounded to the nearest hundred, in the Group during the year, excluding temporary staff, was 26,400 (2011 - 26,900; 2010 - 27,300). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	Group
	2012	2011	2010
UK Retail	13,100	13,600	14,700
UK Corporate	800	1,000	400
Wealth	3,600	4,100	3,900
International Banking	300	200	100
Ulster Bank	4,400	4,400	4,400
Markets	1,800	1,900	2,100
Core	24,000	25,200	25,600
Non-Core	400	300	300
Business Services	1,000	1,300	1,300
Total	25,400	26,800	27,200

UK	19,100	19,900	20,100
USA	1,900	2,100	2,200
Europe	4,200	4,400	4,400
Rest of the World	200	400	500
Total	25,400	26,800	27,200

Notes on the accounts continued

4 Pensions
The Group sponsors a number of pension schemes in the UK and overseas, predominantly defined benefit schemes, whose assets are independent of the Group’s finances. The principal defined benefit scheme is The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) which accounts for 88% (2011 - 88%; 2010 - 87%) of the Group’s retirement benefit obligations.

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

With effect from 1 October 2012, employees in the Main scheme and certain other UK schemes were offered a choice between accepting an increase in the charge made for membership of 5% of salary, or a retirement age of 65 for future benefits.

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

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	Group			Bank
Principal actuarial assumptions at 31 December (weighted average)	2012%	2011%	2010%	2012%	2011%	2010%
Discount rate	4.5	5.0	5.5	4.5	5.0	5.5
Expected return on plan assets	5.3	5.6	6.6	5.3	5.7	6.7
Rate of increase in salaries	1.8	1.8	1.8	1.8	1.8	1.8
Rate of increase in pensions in payment	2.7	2.9	3.1	2.8	3.0	3.3
Inflation assumption	2.9	3.0	3.2	2.9	3.0	3.3

Discount rate
The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 96% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issuance size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed. In previous years, the discount rate was determined by reference to the upper quartile yield on the iBoxx over 15 year sterling corporate bond index, less a margin determined by reference to the shape of the yield curve and the spread of yields among the index’s constituents.

For euro defined pension obligations, a similar approach to the UK has been used at 31 December 2012. However, at longer durations, rates are derived by extrapolating yields on ‘A’ and ‘AAA’ corporate bonds to derive equivalent ‘AA’ yields. Prior to 2012, extrapolation was not used at longer durations and different criteria were used to determine the reference pool of ‘AA’ bonds.

	Group			Bank
Major classes of plan assets as a percentage of total plan assets	2012%	2011%	2010%	2012%	2011%	2010%
Quoted equities	24.3	21.9	26.8	23.4	20.9	25.9
Private equity	5.1	5.4	5.0	5.4	5.8	5.4
Index-linked bonds	29.3	25.2	25.1	30.7	26.1	27.0
Government fixed interest bonds	2.4	1.5	0.9	1.9	0.9	—
Corporate and other bonds	20.6	23.2	25.8	21.1	23.9	26.2
Hedge funds	2.7	2.7	3.6	2.2	2.5	3.2
Property	4.5	3.8	3.8	4.3	3.5	3.4
Derivatives	2.1	2.3	0.8	2.2	2.4	0.9
Cash and other assets	8.9	13.7	8.0	8.7	13.8	7.8
Equity exposure of equity futures	8.4	16.5	23.8	9.0	17.7	25.6
Cash exposure of equity futures	(8.3)	(16.2)	(23.6)	(8.9)	(17.5)	(25.4)
	100.0	100.0	100.0	100.0	100.0	100.0

The Main scheme, which represents 93% of plan assets at 31 December 2012 (2011 - 94%; 2010 - 93%), is invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

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

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2012			2011			2010
	Notional amounts	Fair value		Notional amounts	Fair value		Notional amounts	Fair value
		Assets	Liabilities		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Inflation rate swaps	5,474	20	335	2,585	67	178	2,132	69	8
Interest rate swaps	19,304	3,424	2,811	15,149	2,232	1,864	10,727	270	110
Total return swaps	515	6	—	2,085	169	—	466	16	—
Currency swaps	2,539	326	259	2,861	116	117	(973)	—	1
Credit default swaps	709	11	12	238	6	—	—	—	—
Equity and bond futures	2,109	16	17	3,745	80	10	4,851	49	14
Currency forwards	8,551	41	—	2,078	8	—	4,883	35	91
Equity and bond call options	963	94	—	814	67	4	—	—	—
Equity and bond put options	963	13	31	665	11	—	—	—	—

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside of the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads. The majority of swaps are with The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2012, the gross notional value of the swaps was £28,541 million (2011 - £22,918 million; 2010 - £12,352 million) and had a net positive fair value of
£370 million (2011 - £431 million positive; 2010 - £236 million positive) to the scheme.

Collateral is required on all swap transactions with those between the banks and the Main scheme on terms that do not allow the banks to re-hypothecate. The banks had delivered £521 million of collateral at 31 December 2012 (2011 - £375 million; 2010 - £210 million).

Ordinary shares of the holding company with a fair value of £4 million (2011 - £3 million; 2010 - £9 million) are held by the Group's Main scheme which also holds other financial instruments issued by the Group with a value of £610 million (2011 - £424 million; 2010 - £264 million).

Notes on the accounts continued

4 Pensions continued
The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets, allowing for the net impact of derivatives on the risk and return profile:

	Group			Bank
	2012%	2011%	2010%	2012%	2011%	2010%
Quoted equities	7.7	7.7	7.7	7.7	7.7	7.7
Private equity	7.7	7.7	7.7	7.7	7.7	7.7
Index-linked bonds	3.2	3.1	4.2	3.2	3.1	4.2
Government fixed interest bonds	2.9	3.7	3.9	3.2	3.1	—
Corporate and other bonds	4.2	4.7	5.4	4.2	4.7	5.5
Hedge funds	6.0	6.0	5.7	6.0	6.0	6.0
Property	6.7	6.5	6.7	6.7	6.7	6.7
Cash and other assets	2.6	2.6	4.0	2.6	2.6	4.0
Equity exposure of equity futures	7.7	7.7	7.7	7.7	7.7	7.7
Cash exposure of equity futures	2.6	2.6	4.0	2.6	2.6	4.0
Total fund	5.3	5.6	6.6	5.3	5.7	6.7

Post-retirement mortality assumptions (Main scheme)	2012	2011	2010
Longevity at age 60 for current pensioners (years)
Males	27.5	27.3	27.2
Females	29.8	29.6	29.6

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.5	29.3	29.3
Females	31.0	30.9	30.8

Changes in value of net pension deficit	Group			Bank
	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m
At 1 January 2011	20,541	24,288	3,747	19,110	22,777	3,667
Currency translation and other adjustments	(20)	(23)	(3)	—	—	—
Income statement
Expected return	1,343		(1,343)	1,258		(1,258)
Interest cost		1,225	1,225		1,151	1,151
Current service cost		366	366		328	328
Less direct contributions from other scheme members		(267)	(267)		(279)	(279)
Past service cost		40	40		39	39
Amortisation of net unrecognised actuarial losses		118	118		118	118
	1,343	1,482	139	1,258	1,357	99
Actuarial gains and losses	670	1,113	443	759	1,097	338
Contributions by employer	550	—	(550)	452	—	(452)
Contributions by other scheme members	277	277	—	282	282	—
Contributions by plan participants	3	3	—	—	—	—
Benefits paid	(749)	(749)	—	(699)	(699)	—
Expenses included in service cost	(51)	(51)	—	(51)	(51)	—
Amortisation of net unrecognised actuarial losses	—	(118)	(118)	—	(118)	(118)
At 31 December 2011	22,564	26,222	3,658	21,111	24,645	3,534

Unrecognised actuarial losses			(3,475)			(3,279)
Retirement benefit liabilities at 31 December 2011			183			255

Unfunded schemes liabilities included in post-retirement benefit liabilities			45			14

	Group			Bank
Changes in value of net pension deficit	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit £m
At 1 January 2012	22,564	26,222	3,658	21,111	24,645	3,534
Currency translation and other adjustments	(20)	(22)	(2)	—	—	—
Income statement
Expected return	1,255		(1,255)	1,178		(1,178)
Interest cost		1,209	1,209		1,137	1,137
Current service cost		364	364		319	319
Less direct contributions from other scheme members		(326)	(326)		(338)	(338)
Past service cost		80	80		80	80
Gains on settlements and curtailments		(1)	(1)		—	—
Amortisation of net unrecognised actuarial losses		122	122		122	122
	1,255	1,448	193	1,178	1,320	142
Actuarial gains and losses	275	2,245	1,970	210	1,988	1,778
Transfers from fellow subsidiary	22	22	—	—	—	—
Contributions by employer	551	—	(551)	452	—	(452)
Contributions by plan participants and other scheme members	319	319	—	322	322	—
Benefits paid	(825)	(825)	—	(773)	(773)	—
Expenses included in service cost	(63)	(63)	—	(59)	(59)	—
Amortisation of net unrecognised actuarial losses	—	(122)	(122)	—	(122)	(122)
At 31 December 2012	24,078	29,224	5,146	22,441	27,321	4,880

Unrecognised actuarial losses			5,320			4,935
Retirement benefit assets at 31 December 2012			(174)			(55)

Unfunded schemes liabilities included in net post-retirement benefit assets			44			14

	Group			Bank
Net pension (surplus)/deficit comprises	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 20)	(218)	(24)	(13)	(69)	—	—
Net liabilities of schemes in deficit	44	207	608	14	255	608
	(174)	183	595	(55)	255	608

RBS Group and the Trustees of the Main scheme agreed the funding valuation as at 31 March 2010 in 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, RBS Group will pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

The Group expects to contribute a total of £732 million (Bank - £651 million) to its defined benefit pension schemes in 2013.

Notes on the accounts continued

4 Pensions continued
History of defined benefit schemes

	Group					Bank
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	24,078	22,564	20,541	17,853	15,932	22,441	21,111	19,110	16,603	14,804
Present value of defined benefit obligations	29,224	26,222	24,288	21,894	17,100	27,321	24,645	22,777	20,351	15,580
Net deficit/(surplus)	5,146	3,658	3,747	4,041	1,168	4,880	3,534	3,667	3,748	776

Experience (losses)/gains on plan liabilities	(229)	(213)	(842)	165	(73)	(232)	(208)	(858)	135	(55)
Experience gains/(losses) on plan assets	275	670	1,763	1,076	(5,089)	210	759	1,718	993	(4,784)
Actual return/(loss) on pension schemes assets	1,530	2,013	2,953	2,170	(3,751)	1,388	2,017	2,832	2,022	(3,513)
Actual return/(loss) on pension schemes assets - %	6.8%	9.8%	16.7%	13.7%	(19.1%)	6.6%	10.6%	17.2%	13.8%	(19.0%)

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Group
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(72)	(16)	(21)	(1,274)	(1,079)	(985)
0.25% increase in inflation	64	66	65	1,075	973	862
0.25% additional rate of increase in pensions in payment	42	42	40	735	656	565
0.25% additional rate of increase in deferred pensions	19	21	21	306	292	273
0.25% additional rate of increase in salaries	11	8	9	118	73	73
Longevity increase of 1 year	37	35	36	677	590	543

	Bank
	Increase/(decrease)
	in pension cost for year			in obligation at 31 December
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(66)	(13)	(17)	(1,199)	(1,019)	(925)
0.25% increase in inflation	58	60	59	995	911	799
0.25% additional rate of increase in pensions in payment	39	39	37	690	618	527
0.25% additional rate of increase in deferred pensions	18	20	21	297	285	265
0.25% additional rate of increase in salaries	9	6	6	95	56	56
Longevity increase of 1 year	35	33	34	647	566	519

5 Auditor’s remuneration
Amounts paid to the Group’s auditor for statutory audit and other services are set out below.

	Group
	2012	2011
	£m	£m
Fees payable for the audit of the Group’s annual accounts	1.3	1.1
Fees payable to the auditor and its associates for other services to the Group
- the audit of the company’s subsidiaries	1.4	1.4
- audit-related assurance services	—	—
Total audit fees	2.7	2.5
Tax services	—	—
Other assurance services (1)	0.2	0.2
Total other services	0.2	0.2
Total	2.9	2.7

Note:
(1)	Comprises fees of £0.2 million (2011 - £0.2 million) in respect of Ulster Bank relating to pension schemes and the customer charter.

6 Tax

	Group
	2012	2011	2010
	£m	£m	£m
Current tax
Credit for the year	185	571	90
Over/(under) provision in respect of prior years	65	241	(202)
	250	812	(112)
Deferred tax
(Charge)/credit for the year	(170)	(17)	29
(Under)/over provision in respect of prior years	(34)	(212)	200
Tax credit for the year	46	583	117

The actual tax credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 24.5% (2011 - 26.5%; 2010 - 28%) as follows:
	2012	2011	2010
	£m	£m	£m
Expected tax credit	814	1,173	667
Losses in year where no deferred tax asset recognised	(265)	(290)	(275)
Foreign profits taxed at other rates	(284)	(354)	(507)
UK tax rate change impact (1)	19	12	(16)
Non-deductible goodwill impairment	(29)	—	—
Items not allowed for tax
- losses on disposals and write-downs	(6)	(5)	(29)
- other disallowable items	(45)	(21)	(70)
Non-taxable items
- gain on sale of Global Merchant Services	—	12	242
- gain on redemption of own debt	—	—	1
- other non-taxable items	11	21	103
Taxable foreign exchange movements	3	4	2
Group relief at non-standard rates	—	2	1
Reduction in carrying value of deferred tax asset in respect of losses in Ireland	(203)	—	—
Adjustments in respect of prior years	31	29	(2)
Actual tax credit	46	583	117

Note:
(1)
In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest enacted rate standing at 23% with effect from 1 April 2013. Further reductions of the rate to 21% with effect from 1 April 2014 and 20% from 1 April 2015 were announced on 5 December 2012 and 20 March 2013 respectively, but not substantively enacted at the balance sheet date. Accordingly the closing deferred tax assets and liabilities have been calculated at 23%.

Notes on the accounts continued

7 Profit attributable to preference shareholders

	Group
	2012	2011	2010
	£m	£m	£m
9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series C	12	11	13
	25	24	26

Note:
(1)	In accordance with IAS 32, the Group’s preference share issues are included in subordinated liabilities and the related finance cost in interest payable.

8 Ordinary dividends
The Bank did not pay an ordinary dividend in 2012, 2011 or 2010.

9 Loss dealt with in the accounts of the Bank
As permitted by section 408(3) of the Companies Act 2006, no income statement or statement of comprehensive income for the Bank has been presented as a primary financial statement. Of the loss attributable to ordinary shareholders, £6,331 million (2011 - £3,561 million; 2010 - £3,564 million) has been dealt with in the accounts of the Bank.

 10 Financial instruments - classification
The following tables show the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Group
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	2,298				2,298
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	18,878	2,497	—	103,752				125,127
- reverse repos	4,331	—	—	375				4,706
- other (1)	7	—	—	5,184				5,191
Loans and advances to customers
- amounts due from fellow subsidiaries	1,676	—	—	1,388				3,064
- reverse repos	22,811	—	—	—				22,811
- other	502	55	—	167,956		120		168,633
Debt securities (2)	31,900	1,266	488	1,261				34,915
Equity shares	32	—	866	—				898
Settlement balances	—	—	—	2,362				2,362
Derivatives
- amounts due from holding company and fellow subsidiaries	2,532							2,532
- other	2,254							2,254
Intangible assets							736	736
Property, plant and equipment							2,048	2,048
Deferred tax							384	384
Prepayments, accrued income and other assets	—	—	—	—			2,005	2,005
	84,923	3,818	1,354	284,576		120	5,173	379,964

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	11,199	43			32,549			43,791
- repos	8,862	—			1,884			10,746
- other (3)	30	—			3,617			3,647
Customer accounts
- amounts due to fellow subsidiaries	159	1,266			4,472			5,897
- repos	44,395	—			—			44,395
- other (4)	15	4,521			209,159			213,695
Debt securities in issue (5)	—	—			3,966			3,966
Settlement balances	—	—			2,755			2,755
Short positions	11,840	—			—			11,840
Derivatives
- amounts due to holding company	4,980				—			4,980
- other	575				—			575
Accruals, deferred income and other liabilities	—	—			578	—	3,226	3,804
Retirement benefit liabilities							44	44
Deferred tax							245	245
Subordinated liabilities
- amounts due to holding company	—	—			5,780			5,780
- other	—	—			1,847			1,847
	82,055	5,830			266,607	—	3,515	358,007
Equity								21,957
								379,964

For the notes to this table refer to page 172.

Notes on the accounts continued

	Group
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance leases	Non financial assets/ liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,918				1,918
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	20,010	2,354	—	129,083				151,447
- reverse repos	4,443	—	—	3,087				7,530
- other (1)	6	—	—	7,218				7,224
Loans and advances to customers
- amounts due from fellow subsidiaries	889	—	—	7,015				7,904
- reverse repos	10,950	—	—	6,423				17,373
- other	355	90	—	117,108		59		117,612
Debt securities (2)	36,521	2,043	777	1,664				41,005
Equity shares	51	23	854	—				928
Settlement balances	—	—	—	2,468				2,468
Derivatives
- amounts due from holding company and fellow subsidiaries	2,452							2,452
- other	2,745							2,745
Intangible assets							812	812
Property, plant and equipment							2,982	2,982
Deferred tax							579	579
Prepayments, accrued income and other assets	—	—	—	32			2,541	2,573
	78,422	4,510	1,631	276,016		59	6,914	367,552

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	7,077	120			32,774			39,971
- repos	1,921	—			8,247			10,168
- other (3)	31	—			4,559			4,590
Customer accounts
- amounts due to fellow subsidiaries	540	2,031			1,063			3,634
- repos	32,442	—			16,631			49,073
- other (4)	126	4,038			197,839			202,003
Debt securities in issue (5)	—	—			4,239			4,239
Settlement balances	—	—			2,911			2,911
Short positions	13,482	—						13,482
Derivatives
- amounts due to holding company and fellow subsidiaries	5,119							5,119
- other	973							973
Accruals, deferred income and other liabilities	—	—			552	—	4,932	5,484
Retirement benefit liabilities							207	207
Deferred tax							289	289
Subordinated liabilities
- amounts due to holding company	—	—			6,114			6,114
- other	—	—			1,888			1,888
	61,711	6,189			276,817	—	5,428	350,145
Equity								17,407
								367,552

For the notes to this table refer to page 172.

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
								366,532

For the notes to this table refer to page 172.

Notes on the accounts continued

The above includes amounts due from/to:

	Group
	2012		2011		2010
	Holding company	Fellow subsidiaries	Holding company	Fellow subsidiaries	Holding company	Fellow subsidiaries
	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	123,329	1,798	151,226	221	138,130	274
Derivatives	2,532	—	2,445	7	1,327	36

Liabilities
Deposits by banks	42,962	829	39,417	554	38,154	2,189
Derivatives	4,980	—	5,116	3	3,018	40

Notes:
(1)	Includes items in the course of collection from other banks of £1,241 million (2011 - £1,170 million; 2010 - £1,639 million).
(2)	Debt securities balances with Group companies are shown on page 87.
(3)	Includes items in the course of transmission to other banks of £630 million (2011 - £528 million; 2010 - £629 million).
(4)
The carrying amount of other customer accounts designated as at fair value through profit or loss is £226 million (2011 - £84 million; 2010 - £87 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(5)
Comprises bonds and medium term notes of £3,217 million (2011- £3,472 million; 2010 - £6,743 million) and certificates of deposit and other commercial paper of £749 million (2011 - £767 million; 2010 - £1,519 million).

Amounts included in the consolidated income statement are as follows:
	Group
	2012	2011	2010
	£m	£m	£m
Gains/(losses) on financial assets/liabilities designated as at fair value through profit or loss	—	48	(43)
Gains on disposal or settlement of loans and receivables	—	—	29

10 Financial instruments - classification continued

	Bank
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Finance Leases	Non financial assets/ liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	921				921
Loans and advances to banks
- amounts due from holding company and subsidiaries	95	2,448	—	75,897				78,440
- other (1)	—	—	—	2,475				2,475
Loans and advances to customers
- amounts due from subsidiaries	98	—	—	2,700				2,798
- other	38	—	—	117,323		9		117,370
Debt securities (2)	—	1,266	—	1,257				2,523
Equity shares	2	—	8	—				10
Investment in Group undertakings							5,083	5,083
Settlement balances	—	—	—	83				83
Derivatives
- amounts due from holding company and subsidiaries	2,113							2,113
- other	1,799							1,799
Intangible assets							427	427
Property, plant and equipment							785	785
Prepayments, accrued income and other assets	—	—	—	—			804	804
	4,145	3,714	8	200,656		9	7,099	215,631

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	2,139	—			19,110			21,249
- other (3)	5	—			2,788			2,793
Customer accounts
- amounts due to subsidiaries	161	1,266			4,599			6,026
- other (4)	13	2,448			159,162			161,623
Settlement balances	—	—			38			38
Derivatives
- amounts due from holding company	3,986							3,986
- other	423							423
Accruals, deferred income and other liabilities	—	—			—	—	1,595	1,595
Retirement benefit liabilities							14	14
Deferred tax							189	189
Subordinated liabilities
- amounts due to holding company	—	—			4,412			4,412
- other	—	—			1,711			1,711
	6,727	3,714			191,820	—	1,798	204,059
Equity								11,572
								215,631

For the notes to this table refer to page 176.

Notes on the accounts continued

	Bank
	Held-for- trading	Designated as at fair value through profit or loss	Available- for-sale	Loans and receivables	Other financial instruments (amortised cost)	Non financial assets/ liabilities	Total
2011	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	917			917
Loans and advances to banks
- amounts due from holding company and subsidiaries	37	2,283	—	102,025			104,345
- other (1)	—	—	—	2,399			2,399
Loans and advances to customers
- amounts due from subsidiaries	54	—	—	7,015			7,069
- other	102	—	—	61,589			61,691
Debt securities (2)	—	2,030	2	1,659			3,691
Equity shares	—	—	10	—			10
Investment in Group undertakings						7,235	7,235
Settlement balances	—	—	—	78			78
Derivatives
- amounts due from holding company	1,755						1,755
- other	2,057						2,057
Intangible assets						389	389
Property, plant and equipment						815	815
Prepayments, accrued income and other assets	—	—	—	—		1,420	1,420
	4,005	4,313	12	175,682		9,859	193,871

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	1,356	13			10,615		11,984
- other (3)	13	—			4,074		4,087
Customer accounts
- amounts due to subsidiaries	539	2,031			1,164		3,734
- other (4)	20	2,270			148,178		150,468
Settlement balances	—	—			11		11
Derivatives
- amounts due to holding company and subsidiaries	3,771						3,771
- other	481						481
Accruals, deferred income and other liabilities	—	—			—	2,844	2,844
Retirement benefit liabilities						255	255
Deferred tax						222	222
Subordinated liabilities
- amounts due to holding company	—	—			4,415		4,415
- other	—	—			1,749		1,749
	6,180	4,314			170,206	3,321	184,021
Equity							9,850
							193,871

For the notes to this table refer to page 176.

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
							187,190

For the notes to this table refer to page 176.

Notes on the accounts continued

The above includes amounts due from/to:
	Bank
	2012			2011			2010
	Holding company	Fellow subsidiaries	Subsidiaries	Holding company	Fellow subsidiaries	Subsidiaries	Holding company	Fellow subsidiaries	Subsidiaries
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	77,657	738	45	104,228	16	101	92,006	272	76
Loans and advances to customers	—	—	2,798	—	5,775	1,294	—	7,222	1,476
Derivatives	2,111	—	2	1,755	—	—	737	—	11

Liabilities
Deposits by banks	20,848	339	62	11,636	335	13	15,261	2,194	16
Customer accounts	—	5,781	245	—	3,490	244	—	4,040	344
Derivatives	3,986	—	—	3,769	—	2	1,572	—	—

Notes:
(1)	Includes items in the course of collection from other banks of £1,074 million (2011 - £1,007 million; 2010 - £1,433 million).
(2)	Debt securities balances with Group companies are shown on page 87.
(3)	Includes items in the course of transmission to other banks of £399 million (2011 - £405 million; 2010 - £435 million).
(4)
The carrying amount of other customer accounts designated as at fair value through the profit or loss is £255 million (2011 - £148 million; 2010 - £107 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

Reclassification of financial instruments
In 2008, the Group and Bank reclassified financial assets from the held-for-trading (HFT) category into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended). There were no reclassifications in 2009, 2010, 2011 or 2012.

The following table shows the carrying value, fair value and the effect on profit or loss of reclassifications undertaken by the Group in 2008.

Group
2012	Carrying value	Fair value	Amounts recognised in income statement		Amount that would have been recognised had reclassification not occurred
			Income	Impairment losses
	£m	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	174	174	8	—	22

2011
Reclassified from HFT to LAR
Loans	280	267	17	—	99

2010
Reclassified from HFT to LAR
Loans	380	284	9	—	72

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

IPV is performed at a frequency to match the availability of independent data. For liquid instruments, the standard is to perform IPV daily. The minimum frequency of review in the Group is monthly for exposures in the regulatory trading book and six monthly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy and performs additional independent reviews on highly subjective valuation issues for Markets and Non-Core.

During 2012, the Group has made a significant and ongoing investment into enhancing its already robust control environment. This included continuing investment into a new global IPV and reserving tool, which partly automates the process of carrying out IPV and consolidation of reserves into a single central portal.

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

Senior management valuation control committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both Markets and Non-Core exposures. All material methodology changes require review and ratification by these committees. The committees include valuation specialists representing several independent review functions which comprise market risk, QuaRC and finance.

The RBS Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, Markets and Non-Core senior management Valuations Control Committee and other relevant issues, including the APS credit derivative valuation. This committee covers key material and subjective valuation issues within the trading business and provides a ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include the RBS Group Finance Director, the RBS Group Chief Accountant, RBS Group Global Head of Group Market and Insurance Risk, Markets Chief Financial Officer, the Non-Core Chief Financial Officer, the Head of QuaRC, the Head of GPU and representation from front office trading and finance.

Valuation issues, adjustments and reserves are reported to Markets, Non-Core and Group Audit Committees. Key judgmental issues are described in reports submitted to these Audit Committees.

Market risk metrics such as value-at-risk (VaR) and stressed value-at-risk (SVaR) cover financial instruments in Markets and Non-Core. The Group has a framework for quantify those market risks not adequately captured by standard market risk framework such as VaR and SVaR - Risks not in VaR. Refer to pages 107 and 108 for details.

New products
The RBS Group has formal review procedures owned by RBS Group Operational Risk to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things, that valuation is appropriate. The scope of this process includes new business, markets, models, risks and structures.

Valuation hierarchy
There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 7. Some instruments may not easily fall into a level of the fair value hierarchy per IFRS 7 (refer to pages 179 and 180) and judgment may be required as to which level the instrument is classified.

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

•
Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR), Overnight Index Swaps rate (OIS) and other quoted interest rates in the swap, bond and futures markets.

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

The RBS Group may use consensus prices for the source of independent pricing for some assets. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. Markets and Non-Core contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available.

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

11 Financial instruments - valuation continued
Valuation of financial instruments carried at fair value continued
Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2012				2011				2010
	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn
Assets
Loans and advances to banks
Amounts due from holding company and fellow subsidiaries	—	21.4	—	21.4	—	22.4	—	22.4	—	25.8	—	25.8
Reverse repos	—	4.3	—	4.3	—	4.4	—	4.4	—	6.7	—	6.7
	—	25.7	—	25.7	—	26.8	—	26.8	—	32.5	—	32.5
Loans and advances to customers
Amounts due from fellow subsidiaries	—	1.7	—	1.7	—	0.9	—	0.9	—	2.1	—	2.1
Reverse repos	—	22.8	—	22.8	—	11.0	—	11.0	—	9.3	—	9.3
Other	—	0.1	0.4	0.5	—	0.3	0.2	0.5	—	0.4	0.2	0.6
	—	24.6	0.4	25.0	—	12.2	0.2	12.4	—	11.8	0.2	12.0
Debt securities	14.4	19.0	0.3	33.7	17.9	21.2	0.2	39.3	15.7	22.1	—	37.8

Of which third party ABS
- RMBS	—	14.5	—	14.5	—	16.0	—	16.0	—	15.6	—	15.6
- CMBS	—	0.9	—	0.9	—	0.7	—	0.7	—	1.3	—	1.3
- CLO	—	—	0.3	0.3	—	—	0.2	0.2	—	—	—	—
- other	—	0.5	—	0.5	—	0.4	—	0.4	—	0.5	—	0.5
									—
Equity shares	—	0.1	0.8	0.9	—	0.1	0.8	0.9	—	0.1	0.8	0.9
Derivatives
Amounts due from holding company and fellow subsidiaries	—	2.5	—	2.5	—	2.5	—	2.5	—	1.2	0.2	1.4
Other	0.1	2.2	—	2.3	0.2	2.5	—	2.7	0.2	1.4	0.5	2.1
	0.1	4.7	—	4.8	0.2	5.0	—	5.2	0.2	2.6	0.7	3.5
	14.5	74.1	1.5	90.1	18.1	65.3	1.2	84.6	15.9	69.1	1.7	86.7

Of which is classified as available-for-sale:
Debt securities	0.3	0.2	—	0.5	0.5	0.3	—	0.8	1.3	0.4	—	1.7

Of which AFS ABS
- RMBS	—	—	—	—	—	0.1	—	0.1	—	0.1	—	0.1

Equity shares	—	0.1	0.8	0.9	—	—	0.8	0.8	—	—	0.8	0.8
Total AFS assets	0.3	0.3	0.8	1.4	0.5	0.3	0.8	1.6	1.3	0.4	0.8	2.5

Proportion	16.1%	82.2%	1.7%	100%	21.4%	77.2%	1.4%	100%	18.3%	79.7%	2.0%	100%

For the note to this table refer to the following page.

Notes on the accounts continued

	2012				2011				2010
	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn
Liabilities
Deposits by banks
Amounts due to holding company and fellow subsidiaries	—	11.2	—	11.2	—	7.2	—	7.2	—	14.7	—	14.7
Repos	—	8.9	—	8.9	—	1.9	—	1.9	—	3.0	—	3.0
	—	20.1	—	20.1	—	9.1	—	9.1	—	17.7	—	17.7
Customer accounts
Amounts due to fellow subsidiaries	—	1.4	—	1.4	—	2.6	—	2.6	—	2.8	—	2.8
Repos	—	44.5	—	44.5	—	32.4	—	32.4	—	32.6	—	32.6
Other	—	4.5	—	4.5	—	4.2	—	4.2	—	3.4	—	3.4
	—	50.4	—	50.4	—	39.2	—	39.2	—	38.8	—	38.8
Short positions	10.8	1.0	—	11.8	11.9	1.6	—	13.5	11.6	2.3	—	13.9
Derivatives
Amounts due to holding company and fellow subsidiaries	—	5.0	—	5.0	—	5.1	—	5.1	0.1	2.7	0.2	3.0
Other	0.1	0.5	—	0.6	0.3	0.7	—	1.0	0.2	0.4	—	0.6
	0.1	5.5	—	5.6	0.3	5.8	—	6.1	0.3	3.1	0.2	3.6
Subordinated liabilities	—	—	—	—	—	—	—	—	—	1.0	—	1.0
	10.9	77.0	—	87.9	12.2	55.7	—	67.9	11.9	62.9	0.2	75.0

Proportion	12.4%	87.6%	—	100%	18.0%	82.0%	—	100%	15.9%	83.9%	0.2%	100%

Note:
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

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, broker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued and certain money market securities and loan commitments and most OTC derivatives.

Level 3: Instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, the majority of CDOs, other mortgage-backed products and less liquid debt securities. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

The following table analyses level 3 balances and related sensitivities.

	2012			2011			2010
		Sensitivity			Sensitivity			Sensitivity
	Balance £bn	Favourable £m	Unfavourable £m	Balance £bn	Favourable £m	Unfavourable £m	Balance £bn	Favourable £m	Unfavourable £m
Assets
Loans and advances to customers	0.4	40	(40)	0.2	20	(20)	0.2	20	(10)
Debt securities
- Financial institutions	0.3	50	(30)	0.2	20	(10)	—	—	—

Equity shares	0.8	10	(20)	0.8	20	(20)	0.8	30	(30)

Derivatives - credit	—	—	—	—	—	—	0.7	—	—
	1.5	100	(90)	1.2	60	(50)	1.7	50	(40)

Of which third party ABS
- CLO	0.3	50	(20)	0.2	20	(10)	—	—	—

Liabilities
Derivatives - credit	—	—	—	—	—	—	0.2	—	—
	—	—	—	—	—	—	0.2	—	—

11 Financial instruments - valuation continued
Valuation of financial instruments carried at fair value continued
Level 3 valuation assumptions

Assets	Valuation basis/technique	Main assumptions (2)
Loans and advances	Proprietary model	credit spreads, indices
Debt securities
RMBS	Industry standard model	prepayment rates, probability of default, loss severity and yield, recovery rates
CMBS	Proprietary model	prepayment rates, probability of default, loss severity and yield, recovery rates
CDO	Proprietary model	credit spreads, default rates, housing prices, implied collateral valuation
CLO	Industry standard simulation model	credit spreads, default rates, loss severity and yield, recovery rates
Other ABS	Proprietary model	credit spreads
Other debt securities	Proprietary model	credit spreads
Equity securities	Fund valuation statements, fundamentals valuation	performance of funds and issuers

Notes:
(1)
Sensitivity represents the favourable and unfavourable effect on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

(2)	Includes model uncertainty risk.

Level 3 sensitivities are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely overall potential uncertainty on the whole portfolio. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be observed. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table.

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

Notes on the accounts continued

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

Overview of sensitivity methodologies
Reasonably possible alternative assumptions of unobservable inputs are determined based on a 95% confidence interval. The assessments recognise different favourable and unfavourable valuation movements where appropriate. Each unobservable input within a product is considered separately and sensitivity is reported on an additive basis.

Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information taking into account consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 P&L arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

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

Equity shares
Level 3 equity shares of £0.8 billion (2011 and 2010 - £0.8 billion) principally comprise investments in fellow subsidiaries.

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

Using reasonably possible alternative assumptions there would be no impact on the fair value in 2012 or 2011.

Level 3 movement table

	Group
		Amounts recorded in the									Amounts recorded in the income statement relating to instruments held at year end
				Level 3 transfers		Purchases	Settlements	Sales	Foreign exchange	At 31 December
	At 1 January	income statement (1)	SOCI (2)	In	Out						Changes in fair value
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances	182	3	—	4	—	258	(18)	(7)	(12)	410	(2)
Debt securities	221	49	—	7	(1)	739	(36)	(696)	(12)	271	28
Equity shares	8	2	—	14	—	50	—	(60)	(1)	13	(3)
Derivatives	3	4	1	—	—	8	—	(2)	1	15	(1)
FVTPL assets	414	58	1	25	(1)	1,055	(54)	(765)	24	709	22

AFS
Debt securities	3	(3)	—	—	—	23	—	—	(1)	22	(3)
Equity shares	833	(2)	(3)	—	—	1	—	(6)	(9)	814	(2)
AFS assets	836	(5)	(3)	—	—	24	—	(6)	(10)	836	(5)
	1,250	53	(2)	25	(1)	1,079	(54)	(771)	(34)	1,545	17

Of which third party ABS
- FVTP	211	45	—	7	—	735	(36)	(692)	(6)	264	26
- AFS	—	(3)	—	—	—	23	—	—	(1)	19	(3)

Net gains/(losses)		53	(2)								17

For the notes to this table refer to the following page.

Notes on the accounts continued

	Group
		Amounts recorded in the income statement (1)	Level 3 transfers							Amounts recorded in the income statement relating to instruments held at year end
	At 1 January		In	Out	Purchases	Settlements	Sales	Foreign exchange	At 31 December
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Assets FVTPL(3)
Loans and advances	172	(3)	—	—	35	(3)	(18)	(1)	182	(1)
Debt securities	51	23	8	(27)	235	(6)	(70)	7	221	(18)
Equity shares	1	(5)	2	—	11	(1)	(1)	1	8	(2)
Derivatives	657	83	—	(738)	—	—	—	1	3	(10)
FVTPL assets	881	98	10	(765)	281	(10)	(89)	8	414	(31)

AFS
Debt securities	3	—	—	—	—	—	—	—	3	—
Equity shares	835	(2)	—	—	1	—	(1)	—	833	(2)
AFS assets	838	(2)	—	—	1	—	(1)	—	836	(2)
	1,719	96	10	(765)	282	(10)	(90)	8	1,250	(33)

Liabilities
Derivatives	248	(4)	—	(238)	17	(5)	(16)	(2)	—	1
	248	(4)	—	(238)	17	(5)	(16)	(2)	—	1

Net gains/(losses)	—	100	—	—	—	—	—	—	—	(34)

	Group
		Amounts recorded in the								Amounts recorded in the income statement relating to instruments held at year end
	At 1 January	Income statement (1)	SOCI (2)	Transfers in/(out) of level 3	Purchases	Settlements	Sales	Foreign exchange	At 31 December
2010	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL(3)
Loans and advances	182	(9)	—	—	5	(11)	(3)	8	172	(12)
Debt securities	38	25	—	(42)	67	(7)	(32)	2	51	(2)
Equity shares	3	4	—	—	2	—	(8)	—	1	4
Derivatives	502	20	—	136	4	(3)	(2)	—	657	20
FVTPL assets	725	40	—	94	78	(21)	(45)	10	881	10

AFS
Debt securities	11	—	—	—	—	—	(8)	—	3	—
Equity shares	912	(3)	(14)	(75)	16	(2)	(12)	13	835	(3)
AFS assets	923	(3)	(14)	(75)	16	(2)	(20)	13	838	(3)
	1,648	37	(14)	19	94	(23)	(65)	23	1,719	7

Liabilities
Derivatives	24	(7)	—	226	5	—	—	—	248	(7)

Net gains/(losses)	—	44	(14)	—	—	—	—	—	—	14

Notes:
(1)
Net gains on held-for-trading instruments of £59 million (2011 - £103 million; 2010 - £48 million) were recorded in income from trading activities. Net losses on other instruments of £6 million (2011 - £3 million; 2010 - £4 million) were recorded in other operating income, interest income and impairment losses as appropriate.

(2)	Consolidated statement of comprehensive income.
(3)	Fair value through profit or loss.

There were no significant transfers between level 1 and level 2 during 2010, 2011 and 2012.

11 Financial instruments - valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Group						Bank
	2012 Carrying value £m	2012 Fair value £m	2011 Carrying value £m	2011 Fair value £m	2010 Carrying value £m	2010 Fair value £m	2012 Carrying value £m	2012 Fair value £m	2011 Carrying value £m	2011 Fair value £m	2010 Carrying value £m	2010 Fair value £m
Financial assets
Cash and balances at central banks	2,298	2,298	1,918	1,918	1,824	1,824	921	921	917	917	867	867
Loans and advances to banks	109,311	109,312	139,388	139,410	123,421	123,286	78,372	78,373	104,424	104,424	93,533	93,426
Loans and advances to customers	169,464	160,026	130,605	118,510	143,080	130,814	120,032	117,124	68,604	65,167	76,478	73,186
Debt securities	1,261	1,168	1,664	1,600	1,696	1,387	1,257	1,164	1,659	1,596	1,693	1,383
Settlement balances	2,362	2,362	2,468	2,468	3,761	3,761	83	83	78	78	—	—

Financial liabilities
Deposits by banks	38,050	38,091	45,580	45,348	34,882	35,084	21,898	21,921	14,689	14,711	20,090	20,093
Customer accounts	213,631	213,804	215,533	215,591	217,462	217,487	163,761	163,839	149,342	149,285	144,392	144,365
Debt securities in issue	3,966	2,872	4,239	2,839	8,262	6,150	—	—	—	—	—	—
Settlement balances	2,755	2,755	2,911	2,911	2,943	2,943	38	38	11	11	4	4
Notes in circulation	578	578	552	552	700	700	—	—	—	—	—	—
Subordinated liabilities	7,627	7,171	8,002	7,435	6,551	6,467	6,123	5,663	6,164	5,589	5,910	5,813

The fair value is the amount an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

The fair values of intangible assets, such as core deposits, credit card and other customer relationships are not included in the calculation of these fair values as they are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

For certain short-term financial instruments, fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks and demand deposits.

Loans and advances to banks and customers
In estimating the fair value of loans and advances to banks and customers measured at amortised cost, the Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)
Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: large corporate loans in UK Corporate and institutional and corporate lending in International Banking and Markets.

(b)
Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK Retail, Ulster Bank and Wealth and SME loans in UK Corporate reflecting the homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions, such as Ulster Bank’s commercial real estate portfolio, and high loan to value mortgages, a bespoke approach is used based on available market data.

The discount to amortised cost predominantly reflects stressed markets for commercial real estate loans, in both Non-Core and Core as well as high loan to value tracker mortgages.

Debt securities
Fair values are determined using discounted cash flow valuation techniques.

Deposits by banks and customer accounts
Fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities
Fair values are determined using quoted prices where available or by reference to valuation techniques, adjusting for own credit spreads where appropriate.

Notes on the accounts continued

12 Financial instruments - maturity analysis
Remaining maturity
The following tables show the residual maturity of financial instruments, based on contractual date of maturity.

	Group
	2012			2011			2010
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets
Cash and balances at central banks	2,298	—	2,298	1,918	—	1,918	1,824	—	1,824
Loans and advances to banks	118,854	16,170	135,024	159,774	6,427	166,201	150,757	5,172	155,929
Loans and advances to customers	66,331	128,177	194,508	66,125	76,764	142,889	74,433	80,700	155,133
Debt securities	5,864	29,051	34,915	4,986	36,019	41,005	5,516	33,978	39,494
Equity shares	—	898	898	—	928	928	—	904	904
Settlement balances	2,362	—	2,362	2,468	—	2,468	3,761	—	3,761
Derivatives	395	4,391	4,786	741	4,456	5,197	803	2,657	3,460

Liabilities
Deposits by banks	43,106	15,078	58,184	51,257	3,472	54,729	49,363	3,189	52,552
Customer accounts	247,679	16,308	263,987	246,027	8,683	254,710	249,994	6,238	256,232
Debt securities in issue	744	3,222	3,966	752	3,487	4,239	2,799	5,463	8,262
Settlement balances and short positions	3,767	10,828	14,595	3,744	12,649	16,393	4,863	12,023	16,886
Derivatives	362	5,193	5,555	787	5,305	6,092	1,361	2,194	3,555
Subordinated liabilities	41	7,586	7,627	46	7,956	8,002	675	6,908	7,583

	Bank
	2012			2011			2010
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets
Cash and balances at central banks	921	—	921	917	—	917	867	—	867
Loans and advances to banks	71,575	9,340	80,915	106,668	76	106,744	94,626	820	95,446
Loans and advances to customers	28,152	92,016	120,168	29,846	38,914	68,760	36,582	41,042	77,624
Debt securities	2,523	—	2,523	1,661	2,030	3,691	1,695	1,546	3,241
Equity shares	—	10	10	—	10	10	—	15	15
Settlement balances	83	—	83	78	—	78	—	—	—
Derivatives	186	3,726	3,912	230	3,582	3,812	306	1,938	2,244

Liabilities
Deposits by banks	13,558	10,484	24,042	15,522	549	16,071	18,125	2,074	20,199
Customer accounts	155,122	12,527	167,649	149,600	4,602	154,202	145,020	4,014	149,034
Derivatives	156	4,253	4,409	221	4,031	4,252	255	1,504	1,759
Settlement balances	38	—	38	11	—	11	4	—	4
Subordinated liabilities	38	6,085	6,123	41	6,123	6,164	478	5,432	5,910

12 Financial instruments - maturity analysis continued
On balance sheet liabilities
The following table shows, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2012	£m	£m	£m	£m	£m	£m
Deposits by banks	29,182	3,896	4,132	444	483	—
Customer accounts	191,013	17,445	8,717	813	300	—
Debt securities in issue	702	43	6	—	—	—
Subordinated liabilities	102	216	982	476	5,369	1,310
Settlement balances and other liabilities	3,330	—	—	—	—	—
	224,329	21,600	13,837	1,733	6,152	1,310

Guarantees and commitments - notional amount
Guarantees (1)	2,184	—	—	—	—	—
Commitments (2)	47,006	—	—	—	—	—
	49,190	—	—	—	—	—

2011
Deposits by banks	40,028	2,293	2,677	705	90	5
Customer accounts	189,990	15,791	10,340	2,577	769	869
Debt securities in issue	717	36	15	—	—	—
Subordinated liabilities	112	246	1,064	838	5,156	1,816
Settlement balances and other liabilities	3,463	—	—	—	—	—
	234,310	18,366	14,096	4,120	6,015	2,690

Guarantees and commitments - notional amount
Guarantees (1)	2,504	—	—	—	—	—
Commitments (2)	45,058	—	—	—	—	—
	47,562	—	—	—	—	—

2010
Deposits by banks	32,224	1,330	683	633	100	35
Customer accounts	198,045	12,159	5,848	2,144	1,054	1,180
Debt securities in issue	1,528	1,586	41	1	—	—
Subordinated liabilities	95	776	1,092	837	3,338	610
Settlement balances and other liabilities	3,647	—	—	—	—	—
	235,539	15,851	7,664	3,615	4,492	1,825

Guarantees and commitments - notional amount
Guarantees (1)	2,606	—	—	—	—	—
Commitments (2)	52,965	—	—	—	—	—
	55,571	—	—	—	—	—

Notes:
(1)	The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2)
The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Notes on the accounts continued

	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2012	£m	£m	£m	£m	£m	£m
Deposits by banks	21,338	55	441	95	—	—
Customer accounts	152,283	7,505	6,316	1	—	—
Subordinated liabilities	53	206	818	471	4,139	1,310
Settlement balances	38	—	—	—	—	—
	173,712	7,766	7,575	567	4,139	1,310

Guarantees and commitments - notional amount
Guarantees	1,075	—	—	—	—	—
Commitments	40,429	—	—	—	—	—
	41,504	—	—	—	—	—

2011
Deposits by banks	14,136	34	141	443	—	—
Customer accounts	133,861	7,536	7,503	1,524	455	869
Subordinated liabilities	58	222	561	838	4,312	1,396
Settlement balances	11	—	—	—	—	—
	148,066	7,792	8,205	2,805	4,767	2,265

Guarantees and commitments - notional amount
Guarantees	1,104	—	—	—	—	—
Commitments	38,038	—	—	—	—	—
	39,142	—	—	—	—	—

2010
Deposits by banks	19,833	8	6	236	15	31
Customer accounts	132,868	5,740	3,708	1,285	837	1,160
Subordinated liabilities	48	578	1,030	579	3,338	610
Settlement balances	4	—	—	—	—	—
	152,753	6,326	4,744	2,100	4,190	1,801

Guarantees and commitments - notional amount
Guarantees	1,396	—	—	—	—	—
Commitments	43,297	—	—	—	—	—
	44,693	—	—	—	—	—

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

Held-for-trading liabilities - held-for-trading liabilities amounting to £82.1 billion (2011 - £61.7 billion; 2010 - £70.1 billion) for the Group and £6.7 billion (2011 - £6.2 billion; 2010 - £3.2 billion) for the Bank have been excluded from the table in view of their short-term nature.

13 Financial assets - impairments
The following tables show the movement in the provision for impairment losses on loans and advances.

	Group
	Individually assessed £m	Collectively assessed £m	Latent £m	2012 £m	2011 £m	2010 £m
At 1 January	7,863	3,583	901	12,347	9,409	5,674
Currency translation and other adjustments	(391)	266	(10)	(135)	(234)	(52)
Disposals	—	—	—	—	—	(3)
Transfers from fellow subsidiaries	—	204	47	251	—	—
Amounts written-off	(424)	(566)	—	(990)	(1,328)	(1,089)
Recoveries of amounts previously written-off	19	50	—	69	43	51
Charge to income statement	1,619	1,367	191	3,177	4,777	5,139
Unwind of discount (recognised in interest income)	(248)	(80)	—	(328)	(320)	(311)
At 31 December (1)	8,438	4,824	1,129	14,391	12,347	9,409

Note:
(1)	Includes £6 million relating to loans and advances to banks (2011 and 2010 - £9 million).

	Bank
	Individually assessed £m	Collectively assessed £m	Latent £m	2012 £m	2011 £m	2010 £m
At 1 January	664	2,272	313	3,249	3,343	3,112
Currency translation and other adjustments	10	16	2	28	(15)	(11)
Transfers from fellow subsidiaries	—	204	47	251	—	—
Amounts written-off	(264)	(504)	—	(768)	(1,089)	(1,032)
Recoveries of amounts previously written-off	16	48	—	64	37	50
Charge to income statement	302	565	(53)	814	1,040	1,292
Unwind of discount (recognised in interest income)	(30)	(48)	—	(78)	(67)	(68)
At 31 December (1)	698	2,553	309	3,560	3,249	3,343

Note:
(1)	Includes £6 million relating to loans and advances to banks (2011 - £7 million; 2010 - £8 million).

Impairment losses charged to the income statement
	Group
	2012	2011	2010
	£m	£m	£m
Loans and advances to customers	3,178	4,777	5,139
Loans and advances to banks	(1)	—	—
	3,177	4,777	5,139
Debt securities	(2)	—	1
Equity shares	8	15	4
	3,183	4,792	5,144

	Group
	2012	2011	2010
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	405	322	289
Foreign	435	403	162
	840	725	451

Interest on impaired loans included in net interest income
Domestic	126	118	119
Foreign	202	202	192
	328	320	311

Notes on the accounts continued

The following tables analyse impaired financial assets.

	Group
	2012			2011			2010
	Cost	Provision	Carrying value	Cost	Provision	Carrying value	Cost	Provision	Carrying value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	6	6	—	9	9	—	9	9	—
Loans and advances to customers (2)	23,761	13,256	10,505	21,536	11,437	10,099	17,926	8,267	9,659
	23,767	13,262	10,505	21,545	11,446	10,099	17,935	8,276	9,659

	Group
	Carrying value 2012 £m	Carrying value 2011 £m	Carrying value 2010 £m
Available-for-sale
Debt securities	—	1	1
Equity shares	19	23	1
	19	24	2

	Bank
	2012			2011			2010
	Cost	Provision	Carrying Value	Cost	Provision	Carrying Value	Cost	Provision	Carrying Value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	6	6	—	7	7	—	8	8	—
Loans and advances to customers (3)	5,432	3,245	2,187	4,704	2,929	1,775	4,603	2,816	1,787
	5,438	3,251	2,187	4,711	2,936	1,775	4,611	2,824	1,787

Notes:
(1)	Impairment provisions individually assessed.
(2)	Impairment provisions individually assessed on balances of £15,363 million (2011 - £15,504 million; 2010 - £12,609 million).
(3)	Impairment provisions individually assessed on balances of £1,609 million (2011 - £1,630 million; 2010 - £1,424 million).

The following table shows financial and non-financial assets, recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.
	Group			Bank
	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Residential property	36	24	—	—	—	—
Other property	36	43	100	—	—	—
Cash	33	32	108	33	32	108
	105	99	208	33	32	108

In general, the Group seeks to dispose of property and other assets not readily convertible into cash, obtained by taking possession of collateral, as rapidly as the market for the individual asset permits.

The following table shows the loans and advances to customers that were past due at the balance sheet date but not considered impaired:

	Group					Bank
	Past due 1-29 days £m	Past due 30-59 days £m	Past due 60-89 days £m	Past due 90 days or more £m	Total £m	Past due 1-29 days £m	Past due 30-59 days £m	Past due 60-89 days £m	Past due 90 days or more £m	Total £m
2012	1,535	623	434	1,668	4,260	274	84	64	1,010	1,432
2011	1,954	803	637	1,297	4,691	537	219	209	903	1,868
2010	2,555	1,045	614	1,637	5,851	712	319	173	1,163	2,367

These balances include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

14 Derivatives
Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

The following table shows the notional amount and fair value of the Group’s derivatives.

	Group
	2012			2011			2010
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	11	124	129	15	343	278	21	314	332
Currency swaps	7	224	405	5	293	392	4	292	471
Options purchased	2	45	—	3	73	—	3	51	—
Options written	2	—	45	2	—	73	2	—	51

Interest rate contracts
Interest rate swaps	273	3,860	4,717	399	3,931	5,005	355	2,356	2,524
Options purchased	29	414	—	16	448	—	32	316	—
Options written	7	—	252	15	—	321	34	—	132
Futures and forwards	33	—	—	54	3	3	90	6	9

Credit derivatives	—	—	—	—	1	1	2	25	25

Equity and commodity contracts	3	119	7	4	105	19	3	100	11
		4,786	5,555		5,197	6,092		3,460	3,555

Amounts above include:
Due from/to holding company		2,532	4,980		2,445	5,116		1,327	3,018
Due from/to fellow subsidiaries		—	—		7	3		36	40

	Bank
	2012			2011			2010
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	10	108	106	11	203	195	14	231	218
Currency swaps	4	164	215	2	189	191	3	240	250
Options purchased	1	41	—	2	67	—	2	45	—
Options written	1	—	41	1	—	67	1	—	45

Interest rate contracts
Interest rate swaps	82	3,181	3,798	118	2,913	3,486	148	1,422	1,119
Options purchased	8	411	—	9	436	—	9	285	—
Options written	7	—	249	9	—	309	11	—	110
Futures and forwards	—	—	—	1	3	3	2	6	9

Credit derivatives	—	—	—	—	1	1	—	15	8

Equity and commodity contracts	—	7	—	—	—	—	—	—	—
		3,912	4,409		3,812	4,252		2,244	1,759

Amounts above include:
Due from/to holding company		2,111	3,986		1,755	3,769		737	1,572
Due from/to subsidiaries		2	—		—	2		11	—

Included in the table above are interest rate contract derivatives with a fair value liability of £1 million (2011 and 2010 - nil) held for hedging purposes.

Certain derivative asset and liability balances with the London Clearing House, which meet the offset criteria in IAS 32 ‘Financial Instruments: Presentation’, are shown net.

Notes on the accounts continued

15 Debt securities
	Group
	Central and local government				Other financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS (1)
2012	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	13,745	38	421	16,752	944	31,900	16,159
Designated as at fair value through profit or loss	—	—	—	—	1,266	—	1,266	1,266
Available-for-sale	—	—	353	84	45	6	488	45
Loans and receivables	4	—	—	—	1,257	—	1,261	1,257
	4	13,745	391	505	19,320	950	34,915	18,727

Available-for-sale
Gross unrealised gains	—	—	2	—	—	—	2	—

2011
Held-for-trading	—	17,261	11	853	17,543	853	36,521	17,251
Designated as at fair value through profit or loss	1	—	—	4	2,030	8	2,043	2,031
Available-for-sale	—	—	489	127	65	96	777	104
Loans and receivables	4	—	—	—	1,660	—	1,664	1,660
	5	17,261	500	984	21,298	957	41,005	21,046

Available-for-sale
Gross unrealised gains	—	—	9	1	—	2	12	—
Gross unrealised losses	—	—	—	(5)	(2)	(1)	(8)	(2)

2010
Held-for-trading	—	14,153	119	352	18,136	1,808	34,568	17,361
Designated as at fair value through profit or loss	1	—	1	3	1,546	7	1,558	1,546
Available-for-sale	—	—	1,258	268	77	69	1,672	121
Loans and receivables	—	—	—	—	1,693	3	1,696	1,693
	1	14,153	1,378	623	21,452	1,887	39,494	20,721

Available-for-sale
Gross unrealised gains	—	—	15	7	1	1	24	2
Gross unrealised losses	—	—	—	(12)	(2)	—	(14)	(2)

Note:
(1)	Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Gross gains of £1 million (2011 and 2010 - £1 million) and gross losses of nil (2011 - nil; 2010 - £1 million) were realised on the sale of available-for-sale securities.

	Bank
	2012		2011		2010
	Total (1) £m	Of which ABS £m	Total (1) £m	Of which ABS £m	Total (1) £m	Of which ABS £m
Designated as at fair value through profit or loss	1,266	1,266	2,030	2,030	1,545	1,545
Available-for-sale	—	—	2	—	3	—
Loans and receivables	1,257	1,257	1,659	1,659	1,693	1,693
	2,523	2,523	3,691	3,689	3,241	3,238

Note:
(1)	All relates to other financial institutions including securities issued by US Government sponsored entities and covered bonds.

15 Debt securities continued
The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
2012	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %	Amount £m	Yield %
Other central and local government	247	1.3	106	1.5	—	—	—	—	353	1.4
Banks	4	2.4	80	0.2	—	—	—	—	84	0.3
Other financial institutions	—	—	—	—	—	—	45	0.4	45	0.4
Corporate	—	—	6	0.1	—	—	—	—	6	0.1
	251	1.3	192	0.9	—	—	45	0.4	488	1.1

Of which ABS	—	—	—	—	—	—	45	0.4	45	0.4

2011
Other central and local government	214	0.9	272	3.8	3	3.2	—	—	489	2.5
Banks	54	2.8	62	3.5	11	2.7	—	—	127	3.1
Other financial institutions	—	—	—	—	—	—	65	1.1	65	1.1
Corporate	9	3.4	67	4.5	20	4.2	—	—	96	4.3
	277	1.4	401	3.9	34	3.6	65	1.1	777	2.7

Of which ABS	21	3.6	18	3.7	—	—	65	1.1	104	2.1

16 Equity shares
	Group
	2012			2011			2010
	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m
Held-for-trading	24	8	32	43	8	51	15	—	15
Designated as at fair value through profit or loss	—	—	—	23	—	23	26	—	26
Available-for-sale	30	836	866	11	843	854	15	848	863
	54	844	898	77	851	928	56	848	904

Available-for-sale
Gross unrealised gains	21	21	42	5	26	31	10	25	35
Gross unrealised losses	—	(7)	(7)	—	(15)	(15)	—	(21)	(21)

Gross gains of £1 million (2011 - £2 million; 2010 - £1 million) and gross losses of nil (2011 - nil; 2010 - £20 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £15 million (2011 - £7 million; 2010 - £149 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £761 million (2011 and 2010 - £772 million). Disposals in the year generated gains of £1 million (2011 - £2 million gains; 2010 - £2 million losses).

	Bank
	2012			2011			2010
	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m
Held-for-trading	—	2	2	—	—	—	—	—	—
Available-for-sale	6	2	8	7	3	10	11	4	15
	6	4	10	7	3	10	11	4	15

Gross unrealised gains	4	—	4	5	—	5	9	—	9
Gross unrealised losses	—	(1)	(1)	—	—	—	—	—	—

Notes on the accounts continued

17 Investments in Group undertakings
Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2012	2011	2010
	£m	£m	£m
At 1 January	7,235	5,743	6,783
Currency translation and other adjustments	(29)	19	12
Additional investments in Group undertakings	2,938	4,660	4,152
Redemption of investments in Group undertakings	—	(850)	(1,378)
Impairment of investments	(5,061)	(2,337)	(3,826)
At 31 December	5,083	7,235	5,743

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

18 Intangible assets

	Group
	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2012	£m	£m	£m	£m	£m
Cost
At 1 January	822	29	44	2,527	3,422
Currency translation and other adjustments	(20)	(1)	(1)	(3)	(25)
Transfers (to)/from holding company and fellow subsidiaries	—	—	(7)	78	71
Additions	—	—	—	35	35
Disposals and write-off of fully amortised assets	(80)	—	—	—	(80)
At 31 December	722	28	36	2,637	3,423

Accumulated amortisation and impairment
At 1 January	507	29	41	2,033	2,610
Currency translation and other adjustments	(14)	(1)	—	(3)	(18)
Transfers to fellow subsidiaries	—	—	(5)	(19)	(24)
Disposals and write-off of fully amortised assets	(71)	—	—	—	(71)
Charge for the year	—	—	—	73	73
Write down of goodwill	117	—	—	—	117
At 31 December	539	28	36	2,084	2,687

Net book value at 31 December	183	—	—	553	736

18 Intangible assets continued
	Group
	Goodwill	Core deposit intangibles	Other purchased intangibles	Internally generated software	Total
2011	£m	£m	£m	£m	£m
Cost
At 1 January	838	30	45	2,315	3,228
Currency translation and other adjustments	(16)	(1)	(1)	66	48
Additions	—	—	—	146	146
At 31 December	822	29	44	2,527	3,422

Accumulated amortisation and impairment
At 1 January	522	30	42	1,951	2,545
Currency translation and other adjustments	(15)	(1)	(1)	13	(4)
Charge for the year	—	—	—	69	69
At 31 December	507	29	41	2,033	2,610

Net book value at 31 December	315	—	3	494	812

2010
Cost
At 1 January	901	31	46	2,259	3,237
Currency translation and other adjustments	15	(1)	(1)	(2)	11
Additions	—	—	—	58	58
Disposal of subsidiaries	(78)	—	—	—	(78)
At 31 December	838	30	45	2,315	3,228

Accumulated amortisation and impairment
At 1 January	538	31	41	1,879	2,489
Currency translation and other adjustments	(16)	(1)	(1)	(1)	(19)
Charge for the year	—	—	2	73	75
At 31 December	522	30	42	1,951	2,545

Net book value at 31 December	316	—	3	364	683

	Bank
Internally generated software	2012 £m	2011 £m	2010 £m
Cost
At 1 January	2,278	2,186	2,133
Additions	—	92	53
Transfers from holding company	97	—	—
At 31 December	2,375	2,278	2,186

Accumulated amortisation
At 1 January	1,889	1,827	1,753
Charge for the year	59	62	74
At 31 December	1,948	1,889	1,827

Net book value at 31 December	427	389	359

Notes on the accounts continued

Impairment review
The Group’s goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash-generating unit (CGU) to which goodwill has been allocated with its carrying value. The CGUs of the Group, where the goodwill is significant, are as follows:

	Significant acquisition	Recoverable amount based on	Goodwill at 30 September 2012 £m	Goodwill at 30 September 2011 £m	Goodwill at 30 September 2010 £m
Markets	RBS Securities Inc.	Value in use	—	120	120
Wealth	Bank Von Ernst	Value in use	180	200	184

The analysis of goodwill by operating segment is shown in Note 35. The change in reportable segments in 2012 disclosed in Note 35 did not impact the impairment tests performed in 2011.

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

Goodwill in respect of Markets arose from the Group’s acquisition of RBS Securities Inc (formerly Greenwich Capital). The 2012 annual impairment test confirmed that the Markets business could no longer support the goodwill and consequently it has been fully impaired.

The goodwill in Wealth arose on the Group’s acquisition of Bank von Ernst. The recoverable amount, based on a 5% (2011 and 2010 - 5%) terminal growth rate and an 11.8% (2011 - 10.3%; 2010 - 11.3%) pre-tax discount rate, exceeded its carrying amount by £460 million (2011 - £399 million; 2010 - £120 million). A 1% change in the discount rate or terminal growth rate would change the recoverable amount by approximately £207 million (2011 - £268 million; 2010 - £200 million) and £166 million (2011 - £217 million; 2010 - £170 million) respectively. In addition, a 5% change in forecast pre-tax earnings would change the recoverable amount by £79 million (2011 - £79 million; 2010 - £70 million).

19 Property, plant and equipment
	Group
	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2012	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	1,437	1,424	138	679	417	4,095
Transfers from/(to) fellow subsidiaries	48	1	—	—	(6)	43
Currency translation and other adjustments	(39)	5	2	(1)	(9)	(42)
Reclassifications	—	2	—	(2)	—	—
Additions	113	23	4	31	24	195
Change in fair value of investment properties	(132)	—	—	—	—	(132)
Disposals and write-off of fully depreciated assets	(807)	(24)	—	(34)	(6)	(871)
At 31 December	620	1,431	144	673	420	3,288

Accumulated impairment, depreciation and amortisation
At 1 January	—	407	68	346	292	1,113
Transfers to fellow subsidiaries	—	—	—	—	(4)	(4)
Currency translation and other adjustments	—	9	1	1	(6)	5
Disposals and write-off of fully depreciated assets	—	(10)	—	(17)	(4)	(31)
Charge for the year	—	47	4	53	36	140
Write down of property, plant and equipment	—	16	1	—	—	17
At 31 December	—	469	74	383	314	1,240

Net book value at 31 December	620	962	70	290	106	2,048

2011
Cost or valuation
At 1 January	1,544	1,424	133	653	472	4,226
Currency translation and other adjustments	(43)	3	(1)	(2)	(77)	(120)
Reclassifications	—	—	2	(2)	—	—
Additions	160	41	7	54	29	291
Change in fair value of investment properties	(115)	—	—	—	—	(115)
Disposals and write-off of fully depreciated assets	(109)	(44)	(3)	(24)	(7)	(187)
At 31 December	1,437	1,424	138	679	417	4,095

Accumulated impairment, depreciation and amortisation
At 1 January	—	388	65	313	269	1,035
Currency translation and other adjustments	—	—	(1)	(1)	(17)	(19)
Disposals and write-off of fully depreciated assets	—	(28)	(1)	(18)	(5)	(52)
Charge for the year	—	47	5	52	45	149
At 31 December	—	407	68	346	292	1,113

Net book value at 31 December	1,437	1,017	70	333	125	2,982

Notes on the accounts continued

	Group
	Investment properties	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2010	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	1,604	1,377	136	652	443	4,212
Currency translation and other adjustments	(47)	14	(1)	4	9	(21)
Disposal of subsidiaries	—	—	—	—	(4)	(4)
Reclassifications	—	10	1	(12)	1	—
Additions	101	57	3	65	74	300
Change in fair value of investment properties	(114)	—	—	—	—	(114)
Disposals and write-off of fully depreciated assets	—	(34)	(6)	(56)	(51)	(147)
At 31 December	1,544	1,424	133	653	472	4,226

Accumulated impairment, depreciation and amortisation
At 1 January	—	320	57	277	258	912
Currency translation and other adjustments	—	1	—	3	(2)	2
Disposal of subsidiaries	—	—	—	—	(2)	(2)
Disposals and write-off of fully depreciated assets	—	(9)	(2)	(17)	(42)	(70)
Charge for the year	—	45	6	50	56	157
Write down of property, plant and equipment	—	31	4	—	1	36
At 31 December	—	388	65	313	269	1,035

Net book value at 31 December	1,544	1,036	68	340	203	3,191

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

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2012 for a significant majority of the Group’s investment properties was undertaken with the support of external valuers.

The fair value of investment properties includes £127 million of depreciation since purchase (2011 - £94 million; 2010 - £12 million).

Rental income from investment properties was £88 million (2011 - £81 million; 2010 - £66 million). Direct operating expenses of investment properties were £55 million (2011 - £41 million; 2010 - £16 million).

19 Property, plant and equipment continued

	Bank
	Freehold premises	Long leasehold premises	Short leasehold premises	Computers and other equipment	Total
2012	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	857	87	521	7	1,472
Currency translation and other adjustments	25	2	3	—	30
Reclassifications	2	—	(2)	—	—
Additions	23	4	26	—	53
Disposals and write-off of fully depreciated assets	(22)	—	(25)	—	(47)
At 31 December	885	93	523	7	1,508

Accumulated impairment, depreciation and amortisation
At 1 January	317	48	285	7	657
Currency translation and other adjustments	11	1	1	—	13
Disposals and write-off of fully depreciated assets	(9)	—	(11)	—	(20)
Charge for the year	30	2	41	—	73
At 31 December	349	51	316	7	723

Net book value at 31 December	536	42	207	—	785

2011
Cost or valuation
At 1 January	841	85	485	7	1,418
Currency translation and other adjustments	1	—	—	—	1
Reclassifications	—	2	(2)	—	—
Additions	41	4	49	—	94
Disposals and write-off of fully depreciated assets	(26)	(4)	(11)	—	(41)
At 31 December	857	87	521	7	1,472

Accumulated impairment, depreciation and amortisation
At 1 January	299	47	254	7	607
Disposals and write-off of fully depreciated assets	(11)	(1)	(8)	—	(20)
Charge for the year	29	2	39	—	70
At 31 December	317	48	285	7	657

Net book value at 31 December	540	39	236	—	815

2010
Cost or valuation
At 1 January	799	88	491	7	1,385
Transfer from/(to) fellow subsidiaries	4	—	(15)	—	(11)
Reclassifications	11	—	(11)	—	—
Additions	32	3	31	—	66
Disposals and write-off of fully depreciated assets	(5)	(6)	(11)	—	(22)
At 31 December	841	85	485	7	1,418

Accumulated impairment, depreciation and amortisation
At 1 January	274	46	222	6	548
Disposals and write-off of fully depreciated assets	(2)	(2)	(4)	—	(8)
Charge for the year	26	3	36	1	66
Write-down of property plant and equipment	1	—	—	—	1
At 31 December	299	47	254	7	607

Net book value at 31 December	542	38	231	—	811

Notes on the accounts continued

20 Prepayments, accrued income and other assets
	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Prepayments	17	19	22	—	—	—
Accrued income	195	213	221	96	98	91
Deferred expenses	30	51	89	2	—	—
Pension schemes in net surplus (see Note 4)	218	24	13	69	—	—
Other assets	1,545	2,266	1,234	637	1,322	661
	2,005	2,573	1,579	804	1,420	752

21 Short positions
	Group
	2012 £m	2011 £m	2010 £m
Debt securities
- Government	9,918	10,796	11,633
- Other issuers	1,922	2,685	2,310
Equity shares	—	1	—
	11,840	13,482	13,943

Note:
(1)	All short positions are classified as held-for-trading.

22 Accruals, deferred income and other liabilities
	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Notes in circulation	578	552	700	—	—	—
Current tax	164	40	187	4	—	—
Accruals	1,000	1,213	1,405	346	384	412
Deferred income	129	222	292	91	135	184
Provisions for liabilities and charges	1,133	650	127	976	561	66
Other liabilities	800	2,807	1,733	178	1,764	803
	3,804	5,484	4,444	1,595	2,844	1,465

	Group
Provisions for liabilities and charges	Payment Protection Insurance (1)	Interest Rate Hedging Products (2)	Other customer redress (3)	Litigation (4)	Technology incident redress (5)	Property (6)	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	483	—	—	5	—	153	9	650
Transfer from accruals and other liabilities	—	—	36	15	—	—	—	51
	483	—	36	20	—	153	9	701
Currency translation and other movements	—	—	—	—	1	(1)	(1)	(1)
Charge to income statement	567	425	18	34	120	16	—	1,180
Releases to income statement	—	—	—	(1)	—	(6)	(1)	(8)
Provisions utilised	(551)	(14)	(28)	(21)	(102)	(23)	—	(739)
At 31 December 2012	499	411	26	32	19	139	7	1,133

For the notes to this table refer to pages 201 and 202.

22 Accruals, deferred income and other liabilities continued

	Bank
Provisions for liabilities and charges	Payment Protection Insurance (1)	Interest Rate Hedging Products (2)	Other customer redress (3)	Technology incident redress (5)	Property (6)	Other	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	472	—	—	—	87	2	561
Transfer from accruals and other liabilities	—	—	32	—	—	—	32
	472	—	32	—	87	2	593
Charge to income statement	544	410	18	38	—	—	1,010
Releases to income statement	—	—	—	—	(4)	(1)	(5)
Provisions utilised	(539)	(14)	(27)	(36)	(6)	—	(622)
At 31 December 2012	477	396	23	2	77	1	976

Notes:
(1)
In April 2011, following dismissal by the High Court of a Judicial Review application by the British Bankers’ Association, the RBS Group reached agreement with the FSA and the Financial Ombudsman Service on the handling of Payment Protection Insurance (PPI) complaints in accordance with FSA Policy Statement PS 10/12. The statement sets out the framework for reviewing individual complaints. It also requires firms to undertake root cause analysis; proactive contact exercises are required for certain categories of customer if systemic issues are identified.

The principal assumptions underlying the Group’s provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and the calculation rules in the FSA statement.

The table below shows the sensitivity of the Group’s provision to changes in the principal assumptions (all other assumptions remaining the same).

Sensitivity
Assumption	Change in assumption %	Consequential change in provision £m
Take up rate	+/-5	+/-160
Uphold rate	+/-5	+/-20
Average redress	+/-5	+/-20

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2013. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs.

(2)	In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to:
- provide automatically fair and reasonable redress to non-sophisticated customers who were sold structured collars;
- review the sales of interest rate hedging products (other than caps or structured collars) to non-sophisticated customers to determine whether redress is due; and
- review the sale of caps to non-sophisticated customers to determine whether redress is due if a complaint is made by the customer during the review

On 31 January 2013, the FSA announced the results of pilot studies by the RBS Group and other UK banks. The FSA announcement also clarified the tests to be applied to determine whether a customer qualifies as ‘sophisticated’ and created a set of redress principles.

The Group has estimated £425 million for its liability based on the FSA’s guidance, an analysis of its portfolio of interest rate hedging products and the results of the pilot exercise. The provision includes redress that will be paid to customers, interest payable on customer redress: the cost to the Group of exiting the hedging positions; and the cost of undertaking the review.

The principal assumptions that underlie the estimate are: the number of transactions that meet the criteria for redress; the nature of the redress; in particular whether a product is terminated or replaced with an alternative product and/or a different profile; and the cost of the review.

Notes on the accounts continued

Notes continued:
The table below shows the sensitivity of the Group’s provision to changes in the principal assumptions (all other assumptions remaining the same).

Sensitivity
Assumption	Change in assumption %	Consequential change in provision £m
Number of customer transactions qualifying for redress (i)	+/-5	+/-17
Proportion of customer transactions qualifying for full redress (i)	+/-5	+/-25

(i) Customers qualifying for an alternative product reduced/increased pro rata.

As the redress and review exercise progresses it is likely that the level of the provision will change. There remain significant uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

(3)	The Group has provided for customer redress in relation to certain other retail products. None of these provisions is individually material.

(4)
Arising out of its normal business operations, the Group is party to legal proceedings in the United Kingdom, the United States and other jurisdictions. Litigation provisions at 31 December 2012 related to numerous proceedings; no individual provision is material. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 29.

(5)
In June 2012, the RBS Group experienced a technology incident that affected its transaction batch processing. Provisions of £120 million were charged during 2012 to meet the waiver of fees and interest; redress for customers of the Group; and other costs principally staff costs. These costs have been substantially settled and there is minimal uncertainty as to the final cost.

(6)
The property provisions principally comprise provisions for onerous lease contracts. Provision is made for future rentals payable in respect of vacant leasehold property and for any shortfall where leased property is sub-let at a rental lower than the lease rentals payable by the Group.

23 Deferred tax

	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Deferred tax liability	245	289	41	189	222	—
Deferred tax asset	(384)	(579)	(574)	—	—	(88)
Net deferred tax (asset)/liability	(139)	(290)	(533)	189	222	(88)

Net deferred tax asset comprised:
	Group
	Pension	Accelerated capital allowances	Provisions	Deferred gains	IFRS transition	Fair value of financial instruments	Available-for- sale financial assets	Intangibles	Cash flow hedging	Share schemes	Tax losses carried forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	355	34	(281)	35	(135)	2	13	—	18	(5)	(609)	40	(533)
Charge/(credit) to income statement	32	—	(12)	(8)	37	(3)	(2)	—	(9)	—	224	(30)	229
Charge/(credit) to other comprehensive income	—	—	—	1	—	—	(3)	—	3	10	—	—	11
Disposals of subsidiaries	—	—	—	—	—	—	—	—	(1)	—	—	—	(1)
Currency translation and other adjustments	—	1	2	—	1	—	(1)	—	—	—	8	(7)	4
At 1 January 2012	387	35	(291)	28	(97)	(1)	7	—	11	5	(377)	3	(290)
Charge/(credit) to income statement	31	(10)	(69)	(5)	33	1	1	1	(5)	—	231	(5)	204
(Credit)/charge to other comprehensive income	—	—	—	(4)	—	—	1	—	2	6	—	—	5
Currency translation and other adjustments	(1)	(1)	(67)	4	(1)	—	6	—	2	2	8	(10)	(58)
At 31 December 2012	417	24	(427)	23	(65)	—	15	1	10	13	(138)	(12)	(139)

23 Deferred tax continued

	Bank
	Pension	Accelerated capital allowances	Provisions	Deferred gains	IFRS transition	Available for-sale financial assets	Cash flow hedging	Tax losses carried forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	344	22	(11)	16	(122)	—	13	(350)	(88)
Charge/(credit) to income statement	20	3	4	—	31	—	(6)	257	309
(Credit)/charge to other comprehensive income	—	—	—	(1)	—	—	2	—	1
At 1 January 2012	364	25	(7)	15	(91)	—	9	(93)	222
Charge/(credit) to income statement	19	(17)	(88)	(2)	30	1	(5)	27	(35)
Charge to other comprehensive income	—	—	—	—	—	—	2	—	2
At 31 December 2012	383	8	(95)	13	(61)	1	6	(66)	189

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2012	2011	2010
	£m	£m	£m
UK tax losses carried forward
- National Westminster Bank Plc	66	93	350

Overseas tax losses carried forward
- Ulster Bank Ireland	72	284	259
	138	377	609

UK tax losses
Under UK tax rules, tax losses do not expire and can be carried forward indefinitely.

National Westminster Bank Plc - the deferred tax asset in respect of tax losses at 31 December 2012 relates to residual unrelieved trading losses that arose between 2009 and 2012. 95% of the losses that arose were relieved against taxable profits arising in other UK Group companies. Based on the Group’s strategic plan, the residual carried forward losses will be fully utilised against future taxable profits of the company by the end of 2015. A 20% reduction in forecast profits would extend the recovery period by one year to 2016.

Overseas tax losses
Ulster Bank Ireland - a deferred asset has been recognised in respect of £575 million of total tax losses of £7,627 million carried forward at 31 December 2012. These losses arose principally as a result of significant impairment charges reflecting deteriorating economic conditions in the Republic of Ireland. Impairment charges are expected to reduce in the future. Based on the Group’s strategic plan, the losses on which a deferred tax asset has been recognised will be utilised against future taxable profits of the company by the end of 2019. A 20% reduction in forecast profits would extend the recovery period by one year to 2020.

Unrecognised deferred tax
Deferred tax assets of £984 million (2011 - £517 million; 2010 - £281 million) have not been recognised in respect of tax losses carried forward of £7,663 million (2011 - £4,230 million 2010 - £2,341 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses, £292 million will expire after five years. The balance of tax losses carried forward has no time limit.

Deferred tax liabilities of £201 million (2011 - £234 million; 2010 - £262 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches.  Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

Notes on the accounts continued

24 Subordinated liabilities

	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Dated loan capital	4,987	5,326	5,605	3,654	3,664	4,113
Undated loan capital	2,349	2,377	1,681	2,178	2,201	1,500
Preference shares	291	299	297	291	299	297
	7,627	8,002	7,583	6,123	6,164	5,910

The Group undertook that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (excluding companies in the RBS Holdings N.V. Group, which are subject to different restrictions) would pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter (“the Deferral Period”), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there was a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 were generally not subject to the restriction on dividend or coupon payments or call options. On 30 April 2012, the deferral period for RBS Group instruments ended and in May 2012, the RBS Group determined that it was in a position to recommence payments on these instruments. Future coupons and dividends will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

24 Subordinated liabilities continued
The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date and by the next call date.

		Group
2012 - final redemption		2013 £m	2014 £m	2015-2017 £m	2018-2022 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		39	—	315	1,476	2,030	1,891	5,751
US dollar		1	93	—	248	—	437	779
Euro		1	—	326	457	16	297	1,097
		41	93	641	2,181	2,046	2,625	7,627

	Group
2012 - call date	Currently £m	2013 £m	2014 £m	2015-2017 £m	2018-2022 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	1,047	—	1,102	3,435	—	167	5,751
US dollar	248	438	93	—	—	—	—	779
Euro	—	855	—	—	98	—	144	1,097
	248	2,340	93	1,102	3,533	—	311	7,627

		Group
2011 - final redemption		2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		41	—	321	1,478	2,030	1,745	5,615
US dollar		3	—	388	259	—	609	1,259
Euro		2	—	—	485	336	305	1,128
		46	—	709	2,222	2,366	2,659	8,002

	Group
2011 - call date	Currently £m	2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	41	760	1,108	3,418	120	168	5,615
US dollar	871	—	—	388	—	—	—	1,259
Euro	159	1	—	—	485	336	147	1,128
	1,030	42	760	1,496	3,903	456	315	8,002

	Group
2010 - final redemption		2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		35	—	326	3,163	351	1,043	4,918
US dollar		196	—	—	258	—	608	1,062
Euro		444	—	—	500	345	314	1,603
		675	—	326	3,921	696	1,965	7,583

	Group
2010 - call date	Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	35	—	1,176	3,100	439	168	4,918
US dollar	869	193	—	—	—	—	—	1,062
Euro	163	443	—	—	500	345	152	1,603
	1,032	671	—	1,176	3,600	784	320	7,583

Notes on the accounts continued

	Bank
2012 - final redemption		2013 £m	2014 £m	2015-2017 £m	2018-2022 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		36	—	315	1,317	2,000	1,863	5,531
US dollar		1	—	—	—	—	437	438
Euro		1	—	—	—	—	153	154
		38	—	315	1,317	2,000	2,453	6,123

	Bank
2012 - call date	Currently £m	2013 £m	2014 £m	2015-2017 £m	2018-2022 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	882	—	1,102	3,407	—	140	5,531
US dollar	—	438	—	—	—	—	—	438
Euro	—	154	—	—	—	—	—	154
	—	1,474	—	1,102	3,407	—	140	6,123

	Bank
2011 - final redemption		2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		37	—	321	1,318	2,000	1,717	5,393
US dollar		3	—	—	—	—	609	612
Euro		1	—	—	—	—	158	159
		41	—	321	1,318	2,000	2,484	6,164

	Bank
2011 - call date	Currently £m	2012 £m	2013 £m	2014-2016 £m	2017-2021 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	37	700	1,108	3,318	90	140	5,393
US dollar	612	—	—	—	—	—	—	612
Euro	159	—	—	—	—	—	—	159
	771	37	700	1,108	3,318	90	140	6,164

	Bank
2010 - final redemption		2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		32	—	326	3,000	321	1,015	4,694
US dollar		3	—	—	—	—	608	611
Euro		443	—	—	—	—	162	605
		478	—	326	3,000	321	1,785	5,910

	Bank
2010 - call date	Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	32	—	1,113	3,000	409	140	4,694
US dollar	611	—	—	—	—	—	—	611
Euro	163	442	—	—	—	—	—	605
	774	474	—	1,113	3,000	409	140	5,910

24 Subordinated liabilities continued

Dated loan capital	Capital treatment	2012 £m	2011 £m	2010 £m
The Bank
€500 million 5.125% subordinated notes 2011		—	—	442
£300 million 7.875% subordinated notes 2015	Lower Tier 2	322	328	333
£300 million 6.5% subordinated notes 2021	Lower Tier 2	323	325	327
£2,000 million subordinated loan capital floating rate notes 2023 (callable quarterly from January 2018) (1)	Lower Tier 2	2,009	2,000	2,011
£1,000 million subordinated loan capital floating rate notes 2019 (callable quarterly from November 2014) (1)	Lower Tier 2	1,000	1,011	1,000
		3,654	3,664	4,113
RBS Holdings USA Inc.
US$300 million floating junior subordinated revolving credit 2014 (redeemed December 2012)		—	194	193
US$150 million (2011 and 2010 - US$300 million) floating rate subordinated notes 2014 (1,2)	Lower Tier 2	93	194	—

First Active plc
£60 million 6.375% subordinated bonds 2018 (callable quarterly from April 2013)	Lower Tier 2	63	64	66

Ulster Bank Limited
€120 million floating rate notes 2020 (callable quarterly from October 2009) (1)	Lower Tier 2	98	101	103
£100 million floating rate subordinated loan capital 2019 (callable quarterly from September 2010) (1)	Lower Tier 2	100	100	100
€60 million floating rate notes 2020 (callable quarterly from December 2010) (1)	Lower Tier 2	49	50	52
€100 million floating rate notes 2022 (1)	Lower Tier 2	82	85	86
€280 million floating rate notes 2022 (callable quarterly from July 2017) (1)	Lower Tier 2	228	234	242
€400 million floating rate notes 2017 (callable quarterly from December 2012) (1)	Lower Tier 2	326	334	345

Coutts & Company
£30 million 1.54% subordinated notes 2023 (callable quarterly from January 2018) (1)	Lower Tier 2	30	30	30
€20 million 1.75% subordinated notes 2023 (callable quarterly from January 2018) (1)	Lower Tier 2	16	17	17

NatWest Group Holdings Corporation
US$400 million floating rate note 2018 (callable any time until November 2018) (1)	Ineligible	248	259	258
		4,987	5,326	5,605

Notes:
(1)	On-lent from The Royal Bank of Scotland Group plc on a subordinated basis.
(2)	Partially repurchased in December 2012.
(3)
In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(4)	Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.
(5)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the accounts continued

Undated loan capital	Capital treatment	2012 £m	2011 £m	2010 £m
The Bank
US$193 million primary capital floating rate notes, Series A (callable semi-annually from July 1990) (1)	Upper Tier 2	119	124	124
US$229 million primary capital floating rate notes, Series B (callable semi-annually from August 1990) (1)	Upper Tier 2	142	148	148
US$285 million primary capital floating rate notes, Series C (callable quarterly from November 1990) (1)	Upper Tier 2	177	184	184
€178 million 6.625% fixed/floating rate undated subordinated notes (callable quarterly from October 2009) (1)	Upper Tier 2	146	150	154
€10 million floating rate undated step-up notes (callable quarterly from October 2009) (1)	Upper Tier 2	9	9	9
£87 million floating rate undated subordinated step-up notes (callable every five years from January 2010) (1)	Upper Tier 2	92	91	89
£53 million 7.125% undated subordinated step-up notes (callable every five years from October 2022) (1)	Upper Tier 2	55	56	54
£35 million 11.5% undated subordinated notes (callable anytime from December 2022) (1,3)	Upper Tier 2	35	35	35
£700 million subordinated loan capital floating rate notes (callable every five years from January 2013) (2)	Upper Tier 2	703	704	703
£700 million subordinated loan capital floating rate notes (callable quarterly from September 2016) (2)	Upper Tier 2	700	700	—
		2,178	2,201	1,500

First Active plc
£20 million 11.75% perpetual subordinated note	Lower Tier 2	25	26	26
€38 million 11.375% perpetual subordinated note	Lower Tier 2	46	48	50
£1.3 million floating rate perpetual subordinated note	Lower Tier 2	2	2	2

Ulster Bank Limited
€120 million perpetual floating rate subordinated notes (callable quarterly from September 2010) (2)	Lower Tier 2	98	100	103
		2,349	2,377	1,681

Notes:
(1)	Partially repurchased following completion of the exchange and tender offers in May 2010.
(2)	On-lent from The Royal Bank of Scotland plc on a subordinated basis.
(3)	Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(4)	The company can satisfy interest payment obligations by issuing sufficient ordinary shares to appointed Trustees to enable them, on selling these shares, to settle the interest payment.
(5)	Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(6)
In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(7)	Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares (1)		2012 £m	2011 £m	2010 £m
The Bank
Non-cumulative preference shares of £1
Series A £140 million 9% (non-callable)	Tier 1	143	143	142

Non-cumulative preference shares of US$25
Series C US$246 million 7.7628% (callable quarterly from April 2002) (2)	Tier 1	148	156	155
		291	299	297

Notes:
(1)	Further details of the contractual terms of the preference shares are given in Note 25.
(2)	Partially repurchased following completion of the exchange and tender offers in May 2010.

25 Share capital and reserves
	Allotted, called up and fully paid
	2012	2011	2010
	£m	£m	£m
Ordinary shares of £1	1,678	1,678	1,678
Non-cumulative preference shares of £1	140	140	140
Non-cumulative preference shares of US$25	123	123	123

	Allotted, called up and fully paid
Number of shares - millions	2012	2011	2010
Ordinary shares of £1	1,678	1,678	1,678
Non-cumulative preference shares of £1	140	140	140
Non-cumulative preference shares of US$25	10	10	10

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

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £459 million (2011 and 2010 - £459 million) included within other reserves.

During the year, the Group received a contribution of capital of £8,050 million (2011 - £5,200 million; 2010 - £2,950 million) from the holding company for which no additional share capital was issued. As such, this has been recorded as a capital contribution in retained earnings.

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

Notes on the accounts continued

26 Leases
Minimum amounts receivable under non-cancellable leases:
	Group
	Finance lease contracts
Year in which receipt will occur	Gross amount £m	Present value adjustments £m	Present value £m
2012
Receivable:
Within 1 year	72	(7)	65
After 1 year but within 5 years	107	(14)	93
After 5 years	73	(41)	32
Total	252	(62)	190

2011
Receivable:
Within 1 year	9	—	9
After 1 year but within 5 years	28	(3)	25
After 5 years	77	(45)	32
Total	114	(48)	66

2010
Receivable:
Within 1 year	36	—	36
After 1 year but within 5 years	38	(4)	34
After 5 years	95	(55)	40
Total	169	(59)	110

	Group
	2012	2011	2010
	£m	£m	£m
Amounts recognised as income and expenses
Finance leases - contingent rental income	(3)	(3)	(3)
Operating leases - minimum rentals payable	106	111	118

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

27 Securitisations, asset transfers and other collateral given
Own-asset securitisations
The RBS Group has a programme of own-asset securitisations where assets are transferred to bankruptcy remote special purpose entities (SPEs) funded by the issue of debt securities. The majority of the risks and rewards of the portfolio are retained by the Group and these SPEs are consolidated and all of the transferred assets retained on the Group’s balance sheet. In some own-asset securitisations, the Group may purchase all the issued securities which are available to be pledged as collateral for repurchase agreements with major central banks.

The following table shows:
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

	Group
	2012				2011				2010
		Debt securities in issue				Debt securities in issue				Debt securities in issue
Asset type (1)	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m	Assets £m	Held by third parties (2) £m	Held by the Group (3) £m	Total £m
Mortgages
- UK (RMBS)	7,619	—	—	—	—	—	—	—	—	—	—	—
- UK (covered bonds)	12,961	—	—	—	—	—	—	—	—	—	—	—
- Irish	10,587	3,217	7,634	10,851	12,660	3,472	8,670	12,142	15,034	5,101	11,152	16,253
UK credit cards	1,891	—	—	—	2,477	—	—	—	2,174	—	—	—
UK personal loans	3,420	—	—	—	3,794	—	—	—	4,254	—	—	—
Other loans (4)	7,165	—	1,355	1,355	7,386	—	—	—	8,180	349	—	349
	43,643	3,217	8,989	12,206	26,317	3,472	8,670	12,142	29,642	5,450	11,152	16,602

Notes:
(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Debt securities that have been sold to third party investors and represents a source of external wholesale funding.
(3)
Debt securities issued pursuant to own-asset securitisations where the debt securities are retained by the Group as a source of contingent liquidity where those securities can be used in repurchase agreements with central banks.

(4)	Comprises corporate, social housing and student loans.

The following table provides analysis of assets that have been transferred to SPEs but have failed the derecognition rules under IAS 39 and therefore continue to be recognised on the Bank’s balance sheet.
	Bank
Asset type (1)	2012 £m	2011 £m	2010 £m
Mortgages
- UK (RMBS)	7,619	—	—
- UK (covered bonds)	12,961	—	—
UK credit cards	1,891	2,477	2,174
UK personal loans	3,420	3,794	4,254
Other loans (2)	6,427	7,310	7,831
	32,318	13,581	14,259

Notes:
(1)	Assets that have been pledged to the SPEs which itself is a subset of the total portfolio of eligible assets within a collateral pool.
(2)	Comprises corporate and social loans.

The fair value of the transferred assets for the Group and Bank is £29,664 million. Holders of securities issued by the SPEs have recourse to these assets only.

Notes on the accounts continued

Continuing involvement
In certain securitisations of US residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control of the assets and continues to recognise the assets to the extent of its continuing involvement, as defined by IAS 39, which takes the form of retaining certain subordinated bonds issued by the securitisation SPEs.

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

At 31 December 2012, securitised assets were £0.2 billion (2011 - £0.5 billion; 2010 - £2.3 billion); retained interest at fair value £29 million (2011 - £60 million; 2010 - £241 million); subordinated assets £1 million (2011 - £3 million; 2010 - £4 million); and related liabilities £1 million (2011 - £3 million; 2010 - £4 million).

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

	Group
Assets subject to securities repurchase agreements or lending transactions	2012 £m	2011 £m	2010 £m
Debt securities	28,008	30,647	34,568
Equity shares	—	12	—

Other collateral given
This primarily relates to cash collateral relating to derivative contracts as well as assets pledged for bank and other borrowings.

	Group			Bank
Assets pledged against liabilities	2012 £m	2011 £m	2010 £m	2012 £m	2011 £m	2010 £m
Loans and advances to banks	8	9	40	—	—	—
Loans and advances to customers	1,764	2,617	2,664	—	364	409
	1,772	2,626	2,704	—	364	409

Liabilities secured by assets
Deposits by banks	—	1,380	1,552	—	—	—
Derivatives	550	895	497	423	481	187
	550	2,275	2,049	423	481	187

28 Capital resources
The Group’s regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

	2012 £m	2011 £m	2010 £m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	20,700	16,135	15,054

Non-controlling interests
Non-controlling interests per balance sheet	1,257	1,272	1,315
Non-controlling preference shares	(1,164)	(1,177)	(1,192)
	93	95	123

Regulatory adjustments and deductions
Unrealised losses/(gains) on AFS debt securities	2	(1)	(9)
Unrealised gains on AFS equity shares	(23)	(4)	—
Cash flow hedging reserve	10	14	15
Other adjustments for regulatory purposes	(165)	11	3
Goodwill and other intangible assets	(736)	(812)	(683)
50% excess of expected losses over impairment provisions (net of tax)	(1,407)	(1,773)	(1,254)
50% of securitisation positions	(331)	(424)	(829)
	(2,650)	(2,989)	(2,757)

Core Tier 1 capital	18,143	13,241	12,420

Other Tier 1 capital
Preference shares - debt	286	293	292
Non-controlling preference shares	1,164	1,177	1,192
	1,450	1,470	1,484

Tier 1 deductions
50% of material holdings	(387)	(339)	(333)
Tax on excess of expected losses over impairment provisions	457	640	500
	70	301	167

Total Tier 1 capital	19,663	15,012	14,071

Notes on the accounts continued

Qualifying Tier 2 capital	2012 £m	2011 £m	2010 £m
Undated subordinated debt	2,265	2,290	1,597
Dated subordinated debt, net of amortisation	4,612	4,989	4,931
Unrealised gains on AFS equity shares	23	4	—
Collectively assessed impairment provisions	—	5	4
	6,900	7,288	6,532

Tier 2 deductions
50% of securitisation positions	(331)	(424)	(829)
50% excess of expected losses over impairment provisions	(1,864)	(2,413)	(1,754)
50% of material holdings	(387)	(339)	(333)
	(2,582)	(3,176)	(2,916)

Total Tier 2 capital	4,318	4,112	3,616

Supervisory deductions
Unconsolidated investments	—	(111)	(116)
Other deductions	(56)	(177)	(177)
	(56)	(288)	(293)

Total regulatory capital	23,925	18,836	17,394

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

29 Memorandum items
Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2012. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,249	2,584	2,680	1,080	1,115	1,404
Other contingent liabilities	1,400	1,566	1,969	1,117	1,295	1,608
	3,649	4,150	4,649	2,197	2,410	3,012
Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend
- less than one year	32,363	35,919	43,041	28,436	30,654	34,774
- one year and over	14,643	9,139	9,924	11,993	7,384	8,523
Other commitments	178	152	333	168	111	280
	47,184	45,210	53,298	40,597	38,149	43,577

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

	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	98	105	115	77	81	82
- after 1 year but within 5 years	316	345	387	246	262	274
- after 5 years	659	750	828	510	568	612
	1,073	1,200	1,330	833	911	968
Other capital expenditure	—	1	2	—	—	—
Contracts to purchase goods or services (2)	20	32	29	—	—	—
	1,093	1,233	1,361	833	911	968

Notes:
(1)	Predominantly property leases.
(2)	Of which due within 1 year: £14 million (2011 - £25 million; 2010 - £23 million).

Notes on the accounts continued

Trustee and other fiduciary activities
In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £341 million (2011 - £316 million; 2010 - £301 million).

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

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The interest rate on these borrowings increased from 12 month LIBOR plus 30 basis points to 12 month LIBOR plus 100 basis points from April 2012. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estates of Bradford & Bingley and the other failed banks. The FSCS expects to levy the deposit taking sector for the balance of the principal on the non-Bradford & Bingley loans over three scheme years to repay the principal by March 2016 with a first instalment of £363 million in the 2013/14 scheme year.

The Group has accrued £94 million for its share of estimated FSCS levies for the 2012/13 and 2013/14 scheme years.

Litigation, investigations and reviews
The Bank and other members of the RBS Group are party to legal proceedings, investigations and regulatory matters in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of members of the RBS Group incurring a liability. The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation.

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

While the outcome of the legal proceedings, investigations and regulatory matters in which the RBS Group is involved is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory matters as at 31 December 2012.

The material legal proceedings, investigations and reviews involving the RBS Group are described below. If any such matters were resolved against the RBS Group, these matters could, individually or in the aggregate, have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

29 Memorandum items continued
Litigation
Shareholder litigation
RBSG and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBSG preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. Plaintiffs sought unquantified damages on behalf of the putative class. The defendants moved to dismiss the complaint and briefing on the motions was completed in September 2011. On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have appealed the dismissal to the United States Court of Appeals for the Second Circuit.

With respect to the ADR claims, a complaint was filed in January 2011 and a further complaint was filed in February 2011 asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934, as amended (Exchange Act) on behalf of all persons who purchased or otherwise acquired the RBS Group’s American Depositary Receipts (ADRs) between 1 March 2007 and 19 January 2009. On 18 August 2011, these two ADR cases were consolidated and lead plaintiff and lead counsel were appointed. On 1 November 2011, the lead plaintiff filed a consolidated amended complaint asserting ADR-related claims under Sections 10 and 20 of the Exchange Act and Sections 11, 12 and 15 of the Securities Act. The defendants moved to dismiss the complaint in January 2012 and briefing on the motions was completed in April 2012. The Court heard oral argument on the motions on 19 July 2012. On 27 September 2012, the Court dismissed the ADR claims with prejudice. The plaintiffs have filed motions for reconsideration and for leave to re-plead their case.

The RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims. In October 2011, the RBS Group submitted a detailed response to a letter before action from one purported plaintiff group in the United Kingdom.

Other securitisation and securities related litigation in the United States
There continues to be a high level of litigation activity in the financial services industry focused on residential mortgage and credit crisis related matters. As a result, the RBS Group has become the subject of claims for damages and other relief regarding mortgages and related securities and expects that it may become the subject of additional such claims in the future.

RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$85 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies have been named as defendants in more than 45 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are six cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit is pending in the federal court in Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. The defendants’ motion to dismiss FHFA’s amended complaint in this case is pending, but the court has permitted discovery to commence. The other five FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation, JP Morgan, Morgan Stanley, and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Four of these cases are part of a coordinated proceeding in federal court in New York in which discovery is underway. The fifth case (the Countrywide matter) is pending in federal court in California, and is currently the subject of a motion to dismiss.

Other MBS lawsuits against RBS Group companies include two cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union) and eight cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBS Group companies are defendants include New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al.; New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al.; In re IndyMac Mortgage-Backed Securities Litigation; Genesee County Employees’ Retirement System et al. v. Thornburg Mortgage Securities Trust 2006-3, et al. (the Thornburg Litigation); and Luther v. Countrywide Financial Corp. et al. and related cases. On 25 February 2013, the federal district court overseeing the Thornburg Litigation entered a final order approving a settlement of the litigation, involving a US$11.25 million payment by the defendants.

Certain other institutional investors have threatened to bring claims against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these individual investors will pursue these threatened claims (or their outcome), but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

Notes on the accounts continued

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

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means. The RBS Group considers that it has substantial and credible legal and factual defences to these and prospective claims. It is possible that further claims may be threatened or brought in the US or elsewhere relating to the setting of interest rates or interest rate-related trading.

Details of LIBOR investigations affecting the RBS Group are set out under ‘Investigations and reviews’ below.

Summary of other disputes, legal proceedings and litigation
In addition to the matters described above, members of the RBS Group are engaged in other disputes and legal proceedings in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have a material adverse effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Investigations and reviews
The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities or fines. Any of these events or circumstances could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom, United States and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond the control of the RBS Group.

The RBS Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
On 6 February 2013 the RBS Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. RBS Securities Japan Limited agreed to enter a plea of guilty to one count of wire fraud relating to Yen LIBOR. The RBS Group continues to co-operate with investigations by these and various other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates. The RBS Group is also under investigation by competition authorities in a number of jurisdictions, including the European Commission and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. The RBS Group is also co-operating with these investigations.

It is not possible to estimate reliably what effect the outcome of these remaining investigations, any regulatory findings and any related developments may have on the RBS Group, including the timing and amount of further fines, sanctions or settlements, which may be material.

Technology incident
On 19 June 2012 the Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group has agreed to reimburse customers for any loss suffered as a result of the incident. The Group provided £120 million in 2012 for this matter. Additional costs may arise once all redress and business disruption items are clear.

The incident, the Group's handling of the incident and the systems and controls surrounding the processes affected, are the subject of regulatory enquiries (both from the UK and Ireland) and the Group could become a party to litigation. In particular, the Group could face legal claims from those whose accounts were affected and could itself have claims against third parties.

29 Memorandum items continued
Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wishes the RBS Group and other UK banks to adhere in conducting the review and redress exercise.

The RBS Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the RBS Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the RBS Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the RBS Group and request a review.

The redress exercise and the past business review is being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FSA. The Group made a total provision of £425 million in 2012 in respect of this matter. As the actual amount that the Group will be required to pay will depend on the facts and circumstances of each case, there is no certainty as to the eventual costs of redress.

Retail banking
Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States, with proposals expected in the first quarter of 2013. The RBS Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review
On 13 February 2013 the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The RBS Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party have not yet been determined. The RBS Group cannot predict the outcome of this review at this stage.

Multilateral interchange fees
In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the RBS Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the RBS Group has intervened in these appeal proceedings.

In March 2008, the EC also opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. However, in April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA.

In the UK, the Office of Fair Trading (OFT) has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The OFT has not made any finding of an infringement of competition law and has not issued a Statement of Objections to any of the parties under investigation. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections (if at all) prior to the handing down of the Court of Justice judgment in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcome of these investigations is not known, but they may have a material adverse effect on the consumer credit industry in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance
The FSA conducted a broad industry thematic review of Payment Protection Insurance (PPI) sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Notes on the accounts continued

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The RBS Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. Following the agreement with the FSA in 2011, the Group increased its provision by £547 million in respect of PPI. In 2012 a further provision of £567 million was recorded. This strengthened the cumulative provision for PPI to £1.2 billion, from which £726 million in redress had been paid by 31 December 2012.

Personal current accounts
In July 2008 the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

The first six-monthly review was completed in September 2010. The OFT noted progress in switching, transparency and unarranged overdrafts for the period March to September 2010 and highlighted further changes it wanted to see in the market. In March 2011, the OFT published the next update report in relation to PCAs. This noted further progress in improving consumer control over the use of unarranged overdrafts. In particular, the Lending Standards Board had led on producing standards and guidance to be included in a revised Lending Code. The OFT stated it would continue to monitor the market and would consider the need for, and appropriate timing of, further update reports in light of other developments, in particular the work of the UK Government’s Independent Commission on Banking (ICB).

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover) and looked at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the RBS Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognises that a number of major developments are expected over the coming months including divestment of branches and improvements in account switching and assistance to customers to compare products and services. Therefore the OFT has provisionally decided not to refer the market to the CC at this stage but expects to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

At this stage it is not possible to estimate the effect of these OFT reviews which may be material.

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, and repurchase requests.

29 Memorandum items continued
In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage-backed securities (RMBS) underwritten by subsidiaries of the RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced a formal investigation. The investigation appears to be focused on certain specific RMBS securitisations underwritten in 2007 and is continuing.

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

US mortgages - loan repurchase matters
The RBS Group’s Markets & International Banking N.A. or M&IB N.A. business (formerly Global Banking & Markets N.A.) has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). M&IB N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, M&IB N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, M&IB N.A. made such representations and warranties itself. Where M&IB N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), M&IB N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, M&IB N.A. may be able to assert claims against third parties who provided representations or warranties to M&IB N.A. when selling loans to it; although the ability to recover against such parties is uncertain. Between the start of 2009 and the end of December 2012, M&IB N.A. received approximately US$606 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by M&IB N.A.. However, repurchase demands presented to M&IB N.A. are subject to challenge and rebuttal by M&IB N.A..

The volume of repurchase demands is increasing and is expected to continue to increase, and the RBS Group cannot currently estimate what the ultimate exposure of M&IB N.A. may be. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

Other investigations
On 27 July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (the Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Order, the RBS Group agreed to create the following written plans or programmes:

•
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group’s U.S. operations on an enterprise-wide and business line basis,

•	an enterprise-wide risk management programme for the RBS Group’s U.S. operations,

•	a plan to oversee compliance by the RBS Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,

•	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,

•	a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,

•
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

•	a plan designed to enhance the U.S. Branches’ compliance with OFAC requirements.

Notes on the accounts continued

The Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's U.S. operations. The RBS Group continues to test the effectiveness of the remediation efforts undertaken by the RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Order, which will remain in effect until terminated by the regulators.

The RBS Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. The RBS Group has been conducting a review of its policies, procedures and practices in respect of such payments, has voluntarily made disclosures to US and UK authorities with respect to its historical compliance with US economic sanctions regulations, and is continuing to co-operate with related investigations by government authorities. The RBS Group has also, over time, enhanced its relevant systems and controls. Further, the RBS Group has initiated disciplinary proceedings against a number of its employees as a result of its investigation into employee conduct relating to this matter. Although the RBS Group cannot currently determine the outcome of its discussions with the relevant authorities, the investigation costs, remediation required or liability incurred could have a material adverse effect on the Group’s net assets, operating results or cash flows in any particular period.

The RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

In March 2008, the RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to the RBS Group’s United States sub-prime securities exposures and United States residential mortgage exposures. In September 2012, SEC staff communicated that it had completed this investigation as to RBS and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action. In December 2010, the SEC contacted the RBS Group and indicated that it would also examine valuations of various RBS N.V. structured products, including CDOs. In March 2012, the SEC communicated to the RBS Group that it had completed this investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action.

30 Net cash inflow from operating activities

	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Operating loss before tax	(3,322)	(4,427)	(2,381)	(6,846)	(4,096)	(3,864)
Decrease/(increase) in prepayments and accrued income	37	49	(51)	2	(6)	6
Interest on subordinated liabilities	294	233	224	268	221	209
Decrease in accruals and deferred income	(349)	(267)	(35)	(116)	(79)	(2)
Provisions for impairment losses	3,183	4,792	5,144	812	1,041	1,293
Loans and advances written-off net of recoveries	(921)	(1,285)	(1,038)	(704)	(1,052)	(982)
Unwind of discount on impairment losses	(328)	(320)	(311)	(78)	(67)	(68)
Loss/(profit) on sale of property, plant and equipment	3	(2)	(4)	3	(1)	(3)
Loss/(profit) on sale of subsidiaries and associates	2	(45)	(938)	—	(29)	(701)
(Profit)/loss on sale of securities	(2)	(3)	19	—	—	—
Charge for defined benefit pension schemes	193	139	270	142	99	213
Cash contribution to defined benefit pension schemes	(551)	(550)	(174)	(452)	(452)	(77)
Other provisions charged net of releases	1,172	583	58	1,005	560	16
Other provisions utilised	(739)	(196)	(49)	(622)	(187)	(9)
Depreciation and amortisation	213	218	232	132	132	140
Write-down of goodwill	117	—	—	—	—	—
Gain on redemption of own debt	—	(251)	(145)	—	—	(145)
Write-down of investment in subsidiaries	—	—	—	5,061	2,337	3,826
Elimination of foreign exchange differences	1,468	(41)	(1,175)	131	95	(27)
Other non-cash items	205	331	149	183	191	(17)
Net cash inflow/(outflow) from trading activities	675	(1,042)	(205)	(1,079)	(1,293)	(192)
Decrease in loans and advances to banks and customers	13,571	10,671	7,235	15,810	13,586	14,919
Decrease/(increase) in securities	5,401	(2,096)	(5,391)	761	(484)	(1,545)
Decrease/(increase) in other assets	648	(133)	(116)	697	317	(129)
Decrease/(increase) in derivative assets	411	(1,754)	1,010	(100)	(1,585)	656
Changes in operating assets	20,031	6,688	2,738	17,168	11,834	13,901
(Decrease)/increase in deposits by banks and customers	(6,298)	2,049	20,435	2,388	2,434	4,797
Decrease in debt securities in issue	(273)	(3,772)	(3,208)	—	—	—
(Decrease)/increase in other liabilities	(2,067)	(922)	244	(1,587)	(624)	278
(Increase)/decrease in derivative liabilities	(537)	2,566	(759)	157	2,522	(747)
(Increase)/decrease in settlement balances and short positions	(1,692)	800	749	22	(71)	4
Changes in operating liabilities	(10,867)	721	17,461	980	4,261	4,332
Total income taxes received	627	453	406	596	527	300
Net cash inflow from operating activities	10,466	6,820	20,400	17,665	15,329	18,341

31 Analysis of the net investment in business interests and intangible assets

	Group			Bank
Acquisitions and disposals	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Value recognised for business transferred from fellow subsidiary	(59,349)	—	(26)	(59,349)	—	—
Additional investments in Group undertakings	—	—	—	(2,938)	(4,660)	(4,152)
Net outflow of cash in respect of purchases	(59,349)	—	(26)	(62,287)	(4,660)	(4,152)

Other assets sold	2	2	248	—	—	173
Repayment of investments	—	—	—	—	850	1,378
Non-cash consideration	—	—	(899)	—	—	(899)
(Loss)/profit on disposal	(2)	45	938	—	29	701
Net inflow of cash in respect of disposals	—	47	287	—	879	1,353

Dividends received from joint ventures	10	1	1	—	—	—
Net cash expenditure on intangible assets	(26)	(146)	(58)	—	(92)	(53)
Net (outflow)/inflow	(59,365)	(98)	204	(62,287)	(3,873)	(2,852)

Notes on the accounts continued

32 Interest received and paid

	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
Interest received	6,364	6,264	6,030	4,191	3,744	3,784
Interest paid	(3,268)	(3,065)	(2,836)	(2,415)	(1,844)	(1,984)
	3,096	3,199	3,194	1,776	1,900	1,800

33 Analysis of changes in financing during the year

	Group						Bank
	Share capital and share premium			Subordinated liabilities			Share capital and share premium			Subordinated liabilities
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,903	3,903	3,904	8,002	7,583	8,999	3,903	3,903	3,904	6,164	5,910	7,105
Redemption of preference shares	—	—	(1)	—	—	—	—	—	(1)	—	—	—
Issue of subordinated liabilities	—	—	—	—	894	193	—	—	—	—	700	—
Repayment of subordinated liabilities	—	—	—	(295)	(431)	(1,405)	—	—	—	—	(431)	(1,015)
Net cash (outflow)/inflow from financing	—	—	(1)	(295)	463	(1,212)	—	—	(1)	—	269	(1,015)
Currency translation and other adjustments	—	—	—	(80)	(44)	(204)	—	—	—	(41)	(15)	(180)
At 31 December	3,903	3,903	3,903	7,627	8,002	7,583	3,903	3,903	3,903	6,123	6,164	5,910

34 Analysis of cash and cash equivalents

	Group			Bank
	2012	2011	2010	2012	2011	2010
	£m	£m	£m	£m	£m	£m
At 1 January
- cash	102,089	95,871	84,148	80,412	70,692	55,267
- cash equivalents	43,662	37,746	25,372	19,941	13,131	10,934
	145,751	133,617	109,520	100,353	83,823	66,201
Net cash (outflow)/inflow	(41,869)	12,134	24,097	(36,553)	16,530	17,622
At 31 December	103,882	145,751	133,617	63,800	100,353	83,823

Comprising:
Cash and balances at central banks	2,298	1,918	1,746	921	917	806
Treasury bills and debt securities	—	50	218	—	—	—
Loans and advances to banks	101,584	143,783	131,653	62,879	99,436	83,017
Cash and cash equivalents	103,882	145,751	133,617	63,800	100,353	83,823

The Bank and certain subsidiary undertakings are required to maintain balances with Central banks which, at 31 December 2012, amounted to £73 million (2011 - £71 million; 2010 - £78 million).

35 Segmental analysis
(a) Divisions
The directors manage the Group primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered to other parts of the Group. The segment measure is operating profit/(loss).

In January 2012, the RBS Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results and the number of persons employed in the divisions (Note 3) have been presented based on the new organisational structure. Comparatives have been restated accordingly.

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

International Banking serves the world’s largest companies with a leading client proposition focussed on financing, transaction services and risk management. International Banking serves as the delivery channel for Markets products to corporate clients and serves international subsidiaries of both International Banking and clients from UK Corporate and Ulster Bank through its international network.

Ulster Bank is a leading retail and commercial bank in Northern Ireland and the Republic of Ireland. It provides a comprehensive range of financial services through both its Retail Banking division, which provides loan and deposit products through a network of branches and direct channels, and its Corporate Banking division, which provides services to businesses and corporate customers.

Markets business is predominantly through RBS Securities Inc (RBSSI) in the US. RBSSI is principally engaged in the purchase, sale and financing of US Treasury, US Agency, asset-backed, corporate debt, and equity securities and the execution and clearance of exchange traded futures and options on futures contracts. RBSSI also trades over-the-counter options on US Treasury securities. RBSSI transacts primarily with institutional counterparties and government sponsored entities.

Central Functions comprises Group and corporate functions, such as treasury, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the legacy GBM businesses, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

Notes on the accounts continued

	Group
	Net interest income	Non-interest income	Total income	Operating expenses	Depreciation and amortisation	Impairment (losses)/ recoveries	Operating profit/(loss)
2012	£m	£m	£m	£m	£m	£m	£m
UK Retail	1,404	621	2,025	(1,663)	—	(332)	30
UK Corporate	1,278	740	2,018	(920)	—	(409)	689
Wealth	513	401	914	(752)	(18)	(23)	121
International Banking	91	104	195	(169)	—	7	33
Ulster Bank	634	196	830	(475)	—	(1,364)	(1,009)
Markets	(336)	1,218	882	(926)	(17)	(2)	(63)
Central items	(919)	522	(397)	(174)	(178)	1	(748)
Core	2,665	3,802	6,467	(5,079)	(213)	(2,122)	(947)
Non-Core	208	(249)	(41)	(103)	—	(1,061)	(1,205)
Managed basis	2,873	3,553	6,426	(5,182)	(213)	(3,183)	(2,152)
Reconciling items
Payment Protection Insurance costs	—	—	—	(567)	—	—	(567)
Interest Rate Hedging Products redress and related costs	—	—	—	(425)	—	—	(425)
Integration and restructuring costs	—	—	—	(61)	—	—	(61)
Write-down of goodwill	—	—	—	(117)	—	—	(117)
Statutory basis	2,873	3,553	6,426	(6,352)	(213)	(3,183)	(3,322)
2011
UK Retail	1,451	850	2,301	(1,189)	—	(417)	695
UK Corporate	1,342	764	2,106	(743)	—	(411)	952
Wealth	417	413	830	(666)	(10)	(11)	143
International Banking	97	87	184	(274)	—	10	(80)
Ulster Bank	713	215	928	(506)	(1)	(1,384)	(963)
Markets	(222)	752	530	(674)	(23)	—	(167)
Central items	(1,120)	(102)	(1,222)	(800)	(184)	—	(2,206)
Core	2,678	2,979	5,657	(4,852)	(218)	(2,213)	(1,626)
Non-Core	329	(191)	138	(88)	—	(2,579)	(2,529)
Managed basis	3,007	2,788	5,795	(4,940)	(218)	(4,792)	(4,155)
Reconciling items
Payment Protection Insurance costs	—	—	—	(547)	—	—	(547)
Integration and restructuring costs	—	—	—	(29)	—	—	(29)
Gain on redemption of own debt	—	251	251	—	—	—	251
Strategic disposals	—	45	45	—	—	—	45
Bonus tax	—	—	—	8	—	—	8
Statutory basis	3,007	3,084	6,091	(5,508)	(218)	(4,792)	(4,427)

2010
UK Retail	1,447	844	2,291	(1,209)	—	(648)	434
UK Corporate	1,285	776	2,061	(695)	—	(436)	930
Wealth	333	431	764	(564)	(10)	(6)	184
International Banking	90	408	498	(326)	—	1	173
Ulster Bank	860	219	1,079	(547)	(2)	(1,161)	(631)
Markets	(45)	1,240	1,195	(623)	(23)	—	549
Central items	(1,138)	157	(981)	(1,008)	(195)	(2)	(2,186)
Core	2,832	4,075	6,907	(4,972)	(230)	(2,252)	(547)
Non-Core	329	(252)	77	(51)	—	(2,892)	(2,866)
Managed basis	3,161	3,823	6,984	(5,023)	(230)	(5,144)	(3,413)
Reconciling items
Amortisation of purchased intangible assets	—	—	—	—	(2)	—	(2)
Integration and restructuring costs	—	—	—	(45)	—	—	(45)
Gain on redemption of own debt	—	145	145	—	—	—	145
Strategic disposals	—	937	937	—	—	—	937
Bonus tax	—	—	—	(3)	—	—	(3)
Statutory basis	3,161	4,905	8,066	(5,071)	(232)	(5,144)	(2,381)

35 Segmental analysis continued

	2012			2011			2010
Total revenue	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m
UK Retail	2,336	10	2,346	2,200	9	2,209	2,150	10	2,160
UK Corporate	1,971	9	1,980	2,037	9	2,046	2,002	2	2,004
Wealth	1,325	65	1,390	1,221	25	1,246	1,120	28	1,148
International Banking	175	14	189	156	15	171	1,355	10	1,365
Ulster Bank	1,174	3	1,177	1,397	9	1,406	1,494	31	1,525
Markets	1,759	197	1,956	1,275	187	1,462	1,725	208	1,933
Central items	1,235	117	1,352	468	119	587	720	105	825
Core	9,975	415	10,390	8,754	373	9,127	10,566	394	10,960
Non-Core	322	1	323	560	16	576	575	(38)	537
	10,297	416	10,713	9,314	389	9,703	11,141	356	11,497
Eliminations	—	(416)	(416)	—	(389)	(389)	—	(356)	(356)
Managed basis	10,297	—	10,297	9,314	—	9,314	11,141	—	11,141
Reconciling items
Gain on redemption of own debt	—	—	—	251	—	251	145	—	145
Strategic disposals	—	—	—	45	—	45	937	—	937
Statutory basis	10,297	—	10,297	9,610	—	9,610	12,223	—	12,223

Total income
UK Retail	2,018	7	2,025	2,292	9	2,301	2,281	10	2,291
UK Corporate	2,131	(113)	2,018	2,212	(106)	2,106	2,148	(87)	2,061
Wealth	923	(9)	914	840	(10)	830	773	(9)	764
International Banking	228	(33)	195	201	(17)	184	518	(20)	498
Ulster Bank	761	69	830	890	38	928	962	117	1,079
Markets	807	75	882	467	63	530	1,141	54	1,195
Central items	(503)	106	(397)	(1,311)	89	(1,222)	(1,076)	95	(981)
Core	6,365	102	6,467	5,591	66	5,657	6,747	160	6,907
Non-Core	61	(102)	(41)	204	(66)	138	237	(160)	77
	6,426	—	6,426	5,795	—	5,795	6,984	—	6,984
Reconciling items
Gain on redemption of own debt	—	—	—	251	—	251	145	—	145
Strategic disposals	—	—	—	45	—	45	937	—	937
	6,426	—	6,426	6,091	—	6,091	8,066	—	8,066

	Group
	2012			2011			2010
	Assets	Liabilities	Cost to acquire fixed assets and intangible assets	Assets	Liabilities	Cost to acquire fixed assets and intangible assets	Assets	Liabilities	Cost to acquire fixed assets and intangible assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	73,885	86,889	—	18,847	80,752	—	19,892	74,349	—
UK Corporate	41,299	69,578	—	43,761	67,491	—	45,339	65,426	—
Wealth	35,734	33,674	39	35,707	33,422	59	34,274	32,289	55
International Banking	6,212	9,571	—	5,592	7,610	—	7,123	7,062	1
Ulster Bank	38,633	35,980	4	40,606	40,822	45	43,386	47,096	101
Markets	148,791	89,157	17	189,205	94,816	19	175,352	98,515	42
Central items	22,017	29,930	59	13,321	19,976	188	14,938	20,338	159
Core	366,571	354,779	119	347,039	344,889	311	340,304	345,075	358
Non-Core	13,393	3,228	111	20,513	5,256	126	26,228	5,088	—
	379,964	358,007	230	367,552	350,145	437	366,532	350,163	358

Notes on the accounts continued

Segmental analysis of goodwill is as follows:
	Wealth	International Banking	Markets	Total
	£m	£m	£m	£m
At 1 January 2010	170	78	115	363
Currency translation and other adjustments	25	—	6	31
Disposals	—	(78)	—	(78)
At 1 January 2011	195	—	121	316
Currency translation and other adjustments	(1)	—	—	(1)
At 1 January 2012	194	—	121	315
Currency translation and other adjustments	(2)	—	(4)	(6)
Disposals	(9)	—	—	(9)
Write-down of goodwill	—	—	(117)	(117)
At 31 December 2012	183	—	—	183

(b) Geographical segments
The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded.

	Group
	UK	USA	Europe	Rest of the World	Total
2012	£m	£m	£m	£m	£m
Total revenue	7,181	1,495	1,527	94	10,297

Net interest income	2,149	(14)	717	21	2,873
Net fees and commissions	1,688	314	178	35	2,215
Income from trading activities	9	996	141	4	1,150
Other operating income	112	77	(1)	—	188
Total income	3,958	1,373	1,035	60	6,426

Operating (loss)/profit before tax	(2,557)	855	(1,605)	(15)	(3,322)
Total assets	248,717	87,455	40,550	3,242	379,964
Total liabilities	243,020	82,281	29,459	3,247	358,007
Net assets attributable to equity shareholders and non-controlling interests	5,697	5,174	11,091	(5)	21,957
Contingent liabilities and commitments	47,564	35	3,132	102	50,833
Cost to acquire property, plant and equipment and intangible assets	82	17	130	1	230

2011
Total revenue	6,444	1,083	1,981	102	9,610

Net interest income	2,165	(19)	840	21	3,007
Net fees and commissions	1,898	344	172	33	2,447
(Loss)/income from trading activities	(397)	583	48	10	244
Other operating income	29	50	314	—	393
Total income	3,695	958	1,374	64	6,091

Operating (loss)/profit before tax	(2,497)	425	(2,347)	(8)	(4,427)
Total assets	224,300	93,407	45,821	4,024	367,552
Total liabilities	222,686	88,406	35,029	4,024	350,145
Net assets attributable to equity shareholders and non-controlling interests	1,614	5,001	10,792	—	17,407
Contingent liabilities and commitments	45,655	49	3,519	137	49,360
Cost to acquire property, plant and equipment and intangible assets	185	55	197	—	437

35 Segmental analysis continued

	Group
	UK	USA	Europe	Rest of the World	Total
2010	£m	£m	£m	£m	£m
Total revenue	8,672	1,441	2,009	101	12,223

Net interest income	2,293	(24)	874	18	3,161
Net fees and commissions	2,109	368	227	32	2,736
(Loss)/income from trading activities	(115)	909	24	7	825
Other operating income	1,014	47	280	3	1,344
Total income	5,301	1,300	1,405	60	8,066

Operating (loss)/profit before tax	(610)	815	(2,580)	(6)	(2,381)
Total assets	218,517	92,998	50,981	4,036	366,532
Total liabilities	215,667	88,294	42,175	4,027	350,163
Net assets attributable to equity shareholders and non-controlling interests	2,850	4,704	8,806	9	16,369
Contingent liabilities and commitments	52,113	121	4,667	1,046	57,947
Cost to acquire property, plant and equipment and intangible assets	138	48	171	1	358

36 Directors’ and key management remuneration
The directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the 2012 Form 20-F for the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £197,500 (2011 - £188,000).

Compensation of key management
The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2012	2011
	£000	£000
Short-term benefits	32,512	36,371
Post-employment benefits	699	3,547
Share-based payments	24,533	21,062
	57,744	60,980

37 Transactions with directors and key management
(a) At 31 December 2012, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £33,273 in respect of loans to five persons who were directors of the Bank at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2012	2011
	£000	£000
Loans and advances to customers	7,805	11,356
Customer accounts	30,513	28,864

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

The Group enters into transactions with many of these bodies on an arm’s length basis. Such transactions include the payment of: taxes principally UK corporation tax (page 167) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.11% of their eligible liabilities. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

National Loan Guarantee Scheme
The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. Lending under the scheme, amounting to £337 million at 31 December 2012, is being accounted for in accordance with the Group’s accounting policy for loans and receivables.

Other related parties
(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

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

	2012	2011	2010
	£m	£m	£m
Income
Interest receivable	1,803	1,520	1,415
Interest payable	1,264	1,177	1,132
Fees and commissions receivable	212	239	235
Fees and commissions payable	65	58	66

Expenses
Other administrative expenses	2,378	1,721	1,717

39 Ultimate holding company
The Group’s ultimate holding company is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2012, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following placing and open offers by The Royal Bank of Scotland Group plc in December 2008 and April 2009, the UK Government, through HM Treasury, currently holds 65.3% of the issued ordinary share capital of the ultimate holding company and is therefore the Group’s ultimate controlling party.

40 Post balance sheet events
There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

Financial summary
The Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the five years ended 31 December 2012 are presented below.
Summary consolidated income statement	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Net interest income	2,873	3,007	3,161	3,197	5,397
Non-interest income (1, 2)	3,553	3,084	4,905	6,077	2,307
Total income	6,426	6,091	8,066	9,274	7,704
Operating expenses (3, 4, 5, 6)	(6,565)	(5,726)	(5,303)	(4,006)	(5,202)
(Loss)/profit before impairment losses	(139)	365	2,763	5,268	2,502
Impairment losses	(3,183)	(4,792)	(5,144)	(4,139)	(1,362)
Operating (loss)/profit before tax	(3,322)	(4,427)	(2,381)	1,129	1,140
Tax credit/(charge)	46	583	117	5	(599)
(Loss)/profit for the year	(3,276)	(3,844)	(2,264)	1,134	541

(Loss)/profit attributable to:
Non-controlling interests	—	8	(8)	—	93
Ordinary shareholders	(3,276)	(3,852)	(2,256)	1,134	448

Notes:
(1)	Includes profit on strategic disposals of nil (2011 - £45 million; 2010 - £937 million).
(2)	Includes gain on redemption of own debt of nil (2011 - £251 million; 2010 - £145 million; 2009 - £381 million).
(3)	Includes Payment Protection Insurance costs of £567 million (2011 - £547 million) and Interest Rate Hedging Products redress and related costs of £425 million.
(4)	Includes integration and restructuring costs of £61 million (2011 - £29 million; 2010 - £45 million; 2009 - £150 million; 2008 - £42 million).
(5)	Includes write-down of goodwill and other intangible assets of £117 million (2011, 2010 and 2009 - nil; 2008 - £716 million).
(6)	Includes gains on pensions curtailment of £544 million in 2009.

Summary consolidated balance sheet	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Loans and advances	329,532	309,090	311,062	297,633	264,501
Debt securities and equity shares	35,813	41,933	40,398	35,755	37,122
Derivatives and settlement balances	7,148	7,665	7,221	9,043	13,012
Other assets	7,471	8,864	7,851	8,297	6,584
Total assets	379,964	367,552	366,532	350,728	321,219

Owners’ equity	20,700	16,135	15,054	14,199	12,135
Non-controlling interests	1,257	1,272	1,315	1,282	1,323
Subordinated liabilities	7,627	8,002	7,583	8,999	10,099
Deposits	322,171	309,439	308,784	288,896	254,017
Derivatives, settlement balances and short positions	20,150	22,485	20,441	21,258	21,157
Other liabilities	8,059	10,219	13,355	16,094	22,488
Total liabilities and equity	379,964	367,552	366,532	350,728	321,219

Other financial data	2012	2011	2010	2009	2008
Return on average total assets (1)	(0.85%)	(0.98%)	(0.59%)	0.33%	0.14%
Return on average ordinary shareholders’ equity (2)	(19.6%)	(24.9%)	(15.0%)	9.0%	3.9%
Average owners’ equity as a percentage of average total assets	4.3%	3.9%	3.9%	3.6%	3.5%
Risk asset ratio - Tier 1	14.9%	11.3%	10.7%	10.1%	10.1%
Risk asset ratio - Total	18.2%	14.2%	13.2%	13.4%	14.5%
Ratio of earnings to combined fixed charges and preference share dividends (3,4)
- including interest on deposits	0.04	(0.38)	0.19	1.34	1.16
- excluding interest on deposits	(9.09)	(15.40)	(8.05)	3.25	3.09
Ratio of earnings to fixed charges only (3,4)
- including interest on deposits	0.04	(0.38)	0.19	1.34	1.16
- excluding interest on deposits	(9.09)	(15.40)	(8.05)	3.25	3.09

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.
(2)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.
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

(4)
The earnings for the years ended 31 December 2012, 2011 and 2010 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiencies for total fixed charges and total fixed charges and preference share dividends for the year ended 31 December 2012 was £3,322 million and for the years ended 31 December 2011 and 2010 were £4,427 million and £2,381 million respectively.

Additional information continued

Analysis of loans to customers by geographical area and type of customer
The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

	Within 1 year	After 1 but within 5 years	After 5 years	Total 2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	508	1	702	1,211	1,889	1,888	1,855	2,285
Manufacturing	1,756	811	1,548	4,115	3,954	5,083	5,528	6,174
Construction	1,555	501	965	3,021	3,859	4,601	5,062	6,451
Finance	3,083	920	633	4,636	7,706	4,215	9,306	42,675
Service industries and business activities	5,500	5,111	11,040	21,651	22,961	25,613	26,583	27,395
Agriculture, forestry and fishing	650	370	1,043	2,063	2,112	2,149	2,173	2,225
Property	8,081	5,782	7,197	21,060	24,677	26,399	27,942	27,639
Residential mortgages	2,367	4,687	61,802	68,856	7,292	6,601	5,204	4,003
Personal lending	8,744	3,580	1,306	13,630	14,545	15,549	16,317	17,386
Finance leases and instalment credit	34	44	45	123	80	100	255	273
Accrued interest	150	12	60	222	207	5,702	6,122	330
Total UK offices	32,428	21,819	86,341	140,588	89,282	97,900	106,347	136,836

Overseas
US	25,251	—	658	25,909	20,830	19,124	11,021	7,019
Rest of the World	17,055	5,503	19,838	42,396	45,115	47,509	52,700	57,336
Total overseas offices	42,306	5,503	20,496	68,305	65,945	66,633	63,721	64,355
Loans and advances to customers - gross	74,734	27,322	106,837	208,893	155,227	164,533	170,068	201,191
Loan impairment provisions				(14,385)	(12,338)	(9,400)	(5,665)	(2,924)
Loans and advances to customers - net				194,508	142,889	155,133	164,403	198,267

Fixed rate	12,260	5,443	40,091	57,794	21,583	22,563	29,429	32,133
Variable rate	39,663	21,879	66,746	128,288	116,271	125,940	130,723	163,856
Reverse repos	22,811	—	—	22,811	17,373	16,030	9,916	5,202
Loans and advances to customers - gross	74,734	27,322	106,837	208,893	155,227	164,533	170,068	201,191

The Group provides credit facilities at variable rates to its corporate and retail customers. Variable rate credit extended to the Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a bench mark rate such as LIBOR or base rate. Interest on variable rate retail loans may also be based on LIBOR or base rate; other variable rate retail lending is charged at variable interest rates set by the Group such as its mortgage standard variable rate in the UK.

The scheduled repayments for retail loans generally include an amortisation of principal. However, the Group has a portfolio of interest only loans including mortgages linked to endowment policies and to personal equity plans, individual savings accounts and personal pension arrangements. From December 2012, NatWest no longer offers interest only residential mortgages: buy-to-let interest only mortgages are still available. The Ulster Bank Group and Coutts continue to offer their high net worth customers interest only mortgages. The Group also offers interest only personal loans. As discussed on page 56, as part of its retail forbearance programmes the Group may agree conversions to interest only. Interest only retail loans at 31 December 2012 amounted to £32.7 billion. Included within this total are £4.6 billion of mortgages which are on mixed repayment, split between interest only and capital repayment and £1.7 billion of forbearance interest only arrangements.

Excluding the £4.6 billion of mixed repayment mortgages, the remaining interest only loans totalling £28.1 billion comprised £22.2 billion variable rate and £5.9 billion fixed rate.

Financial summary continued
Loan impairment provisions
The following table shows the movements in loan impairment provisions.

	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
Domestic	5,096	4,475	3,706	2,271	1,986
Foreign	7,251	4,934	1,968	655	354
	12,347	9,409	5,674	2,926	2,340

Currency translation and other adjustments
Domestic	29	(11)	(11)	5	1
Foreign	(164)	(223)	(41)	(3)	134
	(135)	(234)	(52)	2	135

Disposals
Foreign	—	—	(3)	—	(70)

Transfer from fellow subsidiaries
Domestic	251	—	—	—	—

Amounts written-off
Domestic	(883)	(1,105)	(1,047)	(1,144)	(744)
Foreign	(107)	(223)	(42)	(27)	(48)
	(990)	(1,328)	(1,089)	(1,171)	(792)
Recoveries of amounts previously written-off
Domestic	59	37	50	45	46
Foreign	10	6	1	3	16
	69	43	51	48	62
Charged to income statement (1)
Domestic	1,211	1,818	1,896	2,653	1,060
Foreign	1,966	2,959	3,243	1,462	291
	3,177	4,777	5,139	4,115	1,351
Unwind of discount (recognised in interest income)
Domestic	(126)	(118)	(119)	(124)	(78)
Foreign	(202)	(202)	(192)	(122)	(22)
	(328)	(320)	(311)	(246)	(100)
Provisions at the end of the year (2)
Domestic	5,637	5,096	4,475	3,706	2,271
Foreign	8,754	7,251	4,934	1,968	655
	14,391	12,347	9,409	5,674	2,926

Gross loans and advances to customers
Domestic	140,588	89,282	97,900	106,347	136,836
Foreign	68,305	65,945	66,633	63,721	64,355
	208,893	155,227	164,533	170,068	201,191

Closing customer provisions as a % of gross loans and advances to customers (3)
Domestic	4.0%	5.7%	4.6%	3.5%	1.7%
Foreign	12.8%	11.0%	7.4%	3.1%	1.0%
Total	6.9%	7.9%	5.7%	3.3%	1.5%

Additional information continued

	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m
Customer charge to income statement as a % of gross loans and advances to customers (3)
Domestic	0.9%	2.0%	1.9%	2.5%	0.8%
Foreign	2.9%	4.5%	4.9%	2.3%	0.5%
Total	1.5%	3.1%	3.1%	2.4%	0.7%

Notes:
(1)	Includes credit of £1 million in 2012 and a charge against loans and advances to banks of £7 million in 2009.
(2)	Includes closing provisions against loans and advances to banks of £6 million (2011, 2010 and 2009 - £9 million; 2008 - £2 million).
(3)	For the purposes of these ratios closing provisions and customer charge relating to loans and advances to banks are excluded.

The following table shows additional information in respect of the loan impairment provisions.

	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m
Loan impairment provisions at end of year:
- customers	14,385	12,338	9,400	5,665	2,924
- banks	6	9	9	9	2
	14,391	12,347	9,409	5,674	2,926

Average loans and advances to customers (gross)	157,898	163,860	173,446	178,168	190,880

As a % of average loans and advances to customers during the year:
Total customer provisions charged to income statement	2.0%	2.9%	3.0%	2.3%	0.7%
Amounts written-off (net of recoveries) - customers	0.6%	0.8%	0.6%	0.6%	0.4%

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2012		2011		2010		2009		2008
	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans	Closing provision	% of loans to total loans
	£m	%	£m	%	£m	%	£m	%	£m	%
Domestic
Central and local government	—	0.6	—	1.3	—	1.2	—	1.2	—	1.3
Manufacturing	92	2.0	86	2.1	91	2.5	103	2.6	59	2.9
Construction	295	2.3	307	1.9	428	2.2	233	2.6	155	3.5
Finance	27	1.3	22	0.9	21	1.2	10	1.1	6	1.2
Service industries and business activities	825	10.7	723	10.8	541	12.0	464	12.8	348	13.8
Agriculture, forestry and fishing	25	1.0	27	1.3	22	1.3	16	1.3	16	1.3
Property	2,183	9.4	1,942	9.6	1,073	10.4	620	12.0	178	13.1
Residential mortgages	242	33.5	18	4.9	10	4.3	5	3.3	5	2.5
Personal lending	1,535	6.6	1,569	9.6	1,628	9.8	1,598	10.2	1,304	10.6
Finance leases and instalment credit	15	0.1	11	0.1	9	0.1	10	0.2	11	0.2
Accrued interest	—	0.1	—	0.1	—	0.2	—	0.2	—	0.2
Total domestic	5,239	67.6	4,705	42.6	3,823	45.2	3,059	47.5	2,082	50.6
Foreign	8,017	32.4	6,732	57.4	4,444	54.8	1,746	52.5	562	49.4
Impaired book provisions	13,256	100.0	11,437	100.0	8,267	100.0	4,805	100.0	2,644	100.0
Latent book provisions	1,129		901		1,133		860		280
Total provisions	14,385		12,338		9,400		5,665		2,924

Financial summary continued
Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m
Domestic
Manufacturing	15	102	40	32	23
Construction	62	166	50	130	40
Finance	12	22	4	3	4
Service industries and business activities	187	184	168	212	178
Agriculture, forestry and fishing	10	3	3	3	3
Property	188	115	100	46	15
Residential mortgages	6	3	1	—	—
Personal lending	401	510	681	718	481
Finance leases and instalment credit	2	—	—	—	—
Total domestic	883	1,105	1,047	1,144	744
Foreign	107	223	42	27	48
Total write-offs	990	1,328	1,089	1,171	792

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m
Domestic
Manufacturing	—	1	—	—	1
Construction	1	1	—	—	—
Service industries and business activities	6	5	3	3	6
Property	5	2	—	—	—
Personal lending	47	28	47	42	39
Total domestic	59	37	50	45	46
Foreign	10	6	1	3	16
Total recoveries	69	43	51	48	62

Renegotiations and forbearance
The table below shows wholesale loans renegotiated and retail loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the renegotiation or the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to renegotiation or forbearance continue to be reported as impaired loans.

	2012 £m	2011 £m	2010 £m	2009 £m	2008 £m
Renegotiated loans and forbearance loans (1)	3,465	3,903	1,582	514	127

Notes:
(1)	Wholesale renegotiations include only those arrangements above thresholds set individually by the divisions, ranging from nil to £10 million.
(2)
For 2012, wholesale renegotiations were £1,173 million (refer to page 54) and secured retail loans subject to forbearance were £2,292 million (refer to page 57). Unsecured retail loans subject to forbearance are not included. The balance of unsecured retail loans subject to forbearance amounts to £138 million.

Additional information continued

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

The table below sets out NatWest Group’s most significant cross border exposures. None of these countries have experienced repayment difficulties that have required restructuring of outstanding debt.

2012	Government £m	Banks £m	Other £m	Total £m	Short positions £m	Net of short positions £m
Republic of Ireland	—	79	1,239	1,318	—	1,318
Japan	72	1,232	8	1,312	—	1,312
United States	4	29	456	489	11,568	(11,079)
France	—	270	111	381	23	358
Cayman Islands	—	—	251	251	61	190
Netherlands	—	105	38	143	8	135

2011
Republic of Ireland	—	78	1,433	1,511	—	1,511
Japan	84	1,777	1,308	3,169	—	3,169
United States	5	95	410	510	13,129	(12,619)
France	13	349	73	435	9	426
Cayman Islands	—	2	1,628	1,630	3	1,627
Netherlands	—	267	59	326	24	302

2010
Republic of Ireland	—	95	1,253	1,348	3	1,345
Japan	396	1,056	1,881	3,333	—	3,333
United States	10	158	639	807	13,501	(12,694)
France	84	188	250	522	22	500
Cayman Islands	2	7	187	196	12	184
Netherlands	—	242	89	331	27	304

Financial summary continued
Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent loss provision is established for the latter.

	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m
Impaired loans (2)
Domestic	8,624	7,881	7,318	6,453	3,960
Foreign	15,143	13,664	10,617	6,462	2,112
Total	23,767	21,545	17,935	12,915	6,072
Accruing loans which are contractually overdue 90 days or more as to principal or interest
Domestic	1,086	1,039	1,334	1,236	656
Foreign	582	258	303	434	344
Total	1,668	1,297	1,637	1,670	1,000
Total risk elements in lending	25,435	22,842	19,572	14,585	7,072

Closing provisions for impairment as a % of total risk elements in lending	57%	54%	48%	39%	41%
Risk elements in lending as a % of gross lending to customers excluding reverse repos	13.7%	16.6%	13.2%	9.1%	3.6%

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

(3)	Impaired loans at 31 December 2012 include £2,257 million of loans whose terms were renegotiated or secured retail loans subject to forbearance granted during 2012.

	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
Domestic	405	322	289	310	243
Foreign	435	403	162	153	108
	840	725	451	463	351
Interest on impaired loans included in net interest income
Domestic	126	118	119	124	78
Foreign	202	202	192	122	22
	328	320	311	246	100

Potential problem loans
Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2012	2011	2010	2009	2008
	£m	£m	£m	£m	£m
Potential problem loans	342	139	134	150	127

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Additional information continued

Analysis of deposits - product analysis
The following table shows the distribution of the Group’s deposits by type and geographical area.

	2012	2011	2010
	£m	£m	£m
UK Domestic
Demand deposits
- interest-free	58,694	52,162	47,590
- interest-bearing	64,407	61,528	65,248
Time deposits
- savings	62,771	58,810	51,244
- other	33,622	26,708	25,967
Overseas residents
Demand deposits
- interest-free	4,907	2,480	7,775
- interest-bearing	2,255	3,220	3,733
Time deposits
- savings	1,621	1,356	1,099
- other	151	109	160
Total UK offices	228,428	206,373	202,816

Overseas
Demand deposits
- interest-free	11,113	8,602	8,507
- interest-bearing	5,617	5,236	5,260
Time deposits
- savings	439	246	286
- other	76,574	88,982	91,915
Total overseas offices	93,743	103,066	105,968

Total deposits	322,171	309,439	308,784

Held-for-trading	64,660	42,137	51,615
Designated as at fair value through profit or loss	5,830	6,189	4,825
Amortised cost	251,681	261,113	252,344
Total deposits	322,171	309,439	308,784

Overseas
US	66,076	69,633	68,792
Rest of the World	27,667	33,433	37,176
Total overseas offices	93,743	103,066	105,968

Certificates of deposit
The following table shows details of the Group’s certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

	Within 3 months	Over 3 months but within 6 months	Over 6 months but within 12 months	Over 12 months	2012 Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	—	—	—	2	2
Other time deposits	7,416	835	2,446	3,954	14,651

Overseas based companies and branches
Certificates of deposit	18	—	11	3	32
Other time deposits	5,105	862	1,125	1,247	8,339
	12,539	1,697	3,582	5,206	23,024

Financial summary continued
Short-term borrowings
Short-term borrowings comprise repurchase agreements, borrowings from financial institutions and other short-term borrowings, primarily commercial paper. Borrowings from the holding company and fellow subsidiaries are excluded.

The table below shows details of NatWest Group’s short-term borrowings.

	Repurchase agreements	Other short-term borrowings	2012 Total	Repurchase agreements	Other short-term borrowings	2011 Total	2010 Total
At year end
- balance (£bn)	55.1	18.2	73.3	59.2	18.0	77.2	82.9
- weighted average interest rate	0.4%	0.5%	0.4%	0.2%	0.7%	0.3%	0.5%

During the year
- maximum balance (£bn)	81.8	21.8	103.6	88.0	20.8	108.8	87.5
- average balance (£bn)	66.6	15.4	82.0	66.1	15.0	81.1	80.6
- weighted average interest rate	0.4%	0.6%	0.5%	0.3%	0.8%	0.4%	0.5%

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

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.

	Group
2012	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	25	73	173	143	210	449
Contractual obligations to purchase goods or services	3	11	6	—	—	—
	28	84	179	143	210	449

2011
Operating leases	27	78	186	159	261	489
Contractual obligations to purchase goods or services	9	16	7	—	—	—
	36	94	193	159	261	489

	Bank
2012	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	20	57	135	111	169	341

2011
Operating leases	21	60	142	120	196	372

Additional information continued

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

Non-Core’s in NatWest assets are grouped into the remaining three asset classes, namely, Commercial real estate, Corporate, and Small and Medium Sized Enterprises (SME). The components of these asset classes are as follows:

Third party assets (excluding derivatives)	2012 £bn	2011 £bn	2010 £bn

Commercial real estate	9.2	13.4	17.7

Corporate
Leveraged finance	0.1	0.1	0.1
Infrastructure and asset finance	1.7	3.4	3.9
Corporate assets	0.4	0.6	0.7
Structured assets	—	—	0.4
	2.2	4.1	5.1

SME CBD originated	0.3	0.5	0.7

Total	11.7	18.0	23.5

Non-Core’s objective is to continue exiting assets (principally by disposal or managed run-off) while maximising shareholder value, controlling risk and minimising any adverse effects on the Group's continuing core franchises. It seeks to achieve these objectives by optimising the timing, cost and method of exiting the Non-Core businesses and assets under its management.

Exchange rates
Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	March 2013	February 2013	January 2013	December 2012	November 2012	October 2012
Noon Buying Rate
High	1.5239	1.5814	1.6255	1.6275	1.6142	1.6196
Low	1.4877	1.5112	1.5686	1.6031	1.5849	1.5932

	2012	2011	2010	2009	2008
Noon Buying Rate
Period end rate	1.6262	1.5537	1.5392	1.6167	1.4619
Average rate for the year (1)	1.5924	1.6105	1.5415	1.5707	1.8424

Consolidation rate (2)
Period end rate	1.6164	1.5475	1.5524	1.6222	1.4604
Average rate for the year	1.5850	1.6039	1.5455	1.5657	1.8528

Notes:
(1)	The average of the Noon Buying Rates on the last business day of each month during the year.
(2)	The rates used by NatWest Group for translating US dollars into sterling in the preparation of its financial statements.
(3)	On 19 April 2013, the Noon Buying Rate was £1.00 = US$1.5254.

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

In May 2010, the Bank redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt resulting in the number of outstanding securities in issue reducing to 9.8 million shares.

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

Additional information continued

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:

		Series C
Figures in US$		ADSs
By month
March 2013	High	25.62
	Low	25.06
February 2013	High	25.80
	Low	25.37
January 2013	High	25.59
	Low	25.08
December 2012	High	25.35
	Low	24.70
November 2012	High	25.39
	Low	24.88
October 2012	High	25.13
	Low	24.83

By quarter
2013: First quarter	High	25.80
	Low	25.06
2012: Fourth quarter	High	25.39
	Low	24.70
2012: Third quarter	High	25.31
	Low	22.60
2012: Second quarter	High	23.18
	Low	20.20
2012: First quarter	High	23.67
	Low	17.68
2011: Fourth quarter	High	20.42
	Low	16.11
2011: Third quarter	High	20.99
	Low	17.38
2011: Second quarter	High	24.61
	Low	22.97
2011: First quarter	High	24.17
	Low	21.80

By year
2012	High	25.39
	Low	17.68
2011	High	24.61
	Low	16.11
2010	High	24.10
	Low	17.60
2009	High	17.78
	Low	3.26
2008	High	25.75
	Low	5.57

Markets
The Series C non-cumulative dollar preference shares and ADSs are listed on the New York Stock Exchange.

ADR Payment Information

Category (as defined by SEC)	Depositary Actions	Associated Fee
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

From 1 January 2012 to 31 December 2012, the Bank received no fees from the depository for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Description of property and equipment
NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2012, NatWest had 1,452 retail branches in the UK. Ulster Bank has a foot print of 236 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by NatWest and its subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group’s properties include its principal office in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment for the year ended 31 December 2012 was £82 million (2011 - £131 million; 2010 - £199 million).

Additional information continued

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

Macro-economic and geopolitical risks
The Group is reliant on the RBS Group
The Group is part of the RBS Group and receives capital, liquidity and funding support from the RBS Group. The Group also receives certain services from the RBS Group and has access to the infrastructure of the RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of the RBS Group to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to the Group may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions
The Group’s businesses and performance are affected by local and global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term remains challenging and many forecasts predict at best only stagnant or modest levels of gross domestic product (“GDP”) growth across a number of the Group’s key markets over that period, including, in particular, the UK, Ireland and the US. Stagnant or weak GDP growth is also expected in the European Monetary Union (“EMU”) where a relatively robust German economy has been offset by austerity measures in many EMU countries, initiated in response to increased sovereign debt risk, which have resulted in weak economic and GDP growth, particularly in Spain, Italy and France.

The Group’s businesses and performance are also affected by financial market conditions. Although capital and credit markets around the world were more stable during 2012, they remained volatile and subject to intermittent and prolonged disruptions. In particular, increasingly during the second and third quarters of 2012, continuing risk of sovereign default relating to certain EU member states had a negative impact on capital and credit markets.

These challenging economic and market conditions create a difficult operating environment for the Group’s businesses, which is characterised by:
•
downward pressure on asset prices and on credit availability and upward pressure on funding costs, and such conditions continue to impact asset recovery rates and the credit quality of the Group’s businesses, customers and counterparties, including sovereigns;

•
alone or in combination with regulatory changes or actions of market participants, reduced activity levels, additional write-downs and impairment charges and lower profitability, and may restrict the ability of the Group to access funding and liquidity; and

•
central bank actions to engender economic growth which have resulted in a prolonged period of low interest rates constraining, through margin compression and low returns on assets, the interest income earned on the Group’s interest earning assets.

In particular, should the scope and severity of the adverse economic conditions currently experienced by a number of EU member states and elsewhere worsen or economic recovery remain stagnant for an extended period, particularly in the Group’s key markets, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and unfavourable financial environment, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group has significant exposure to the continuing economic crisis in Europe
In Europe, countries such as Ireland, Italy, Greece, Cyprus, Portugal and Spain have been particularly affected by the recent macroeconomic and financial conditions. Although the risk of sovereign default reduced in 2012 due to actions of the European Central Bank (“ECB”) and the EU, the risk of default remains. This default risk raises concerns, particularly about the contagion effect such a default would have on other EU economies, including the UK economy, as well as the ongoing viability of the euro currency and the EMU. As a result, yields on the sovereign debt of many EU member states have remained volatile. The EU, the ECB, the International Monetary Fund and various national authorities have implemented measures intended to address systemic stresses in the Eurozone. The effectiveness of these actions is not assured and the possibility remains that the contagion effect spreads to the UK, that the euro could be abandoned as a currency by one or more countries that have already adopted its use, or in an extreme scenario, that the abandonment of the euro could result in the dissolution of the EMU. This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the UK, European and global economies of the potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:
•	result in significant market dislocation;

•	heighten counterparty risk;

•	result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;

•	disrupt and adversely affect the economic activity of the UK and other European markets; and

•	adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatch.

The occurrence of any of these events may have a material adverse effect on the Group’s financial condition, results of operations and prospects.

In particular, the Group has significant Eurozone exposure to customers, primarily corporate and personal, in Ireland (£36 billion at 31 December 2012).  At 31 December 2012, the Group’s Irish sovereign debt exposure amounted to £42 million.

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected
The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the recommendations on competition included in the final report of the Independent Commission on Banking (“ICB”) and the UK Government’s implementation of the recommendations. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates is likely to increase competitive pressures on the Group.

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

The Group is subject to political risks
The RBS Group and The Royal Bank of Scotland plc (“RBS”), its principal operating subsidiary, are both headquartered and incorporated in Scotland. The Scottish Government intends to hold a referendum in 2014 on the issue of Scottish independence from the UK. Although the outcome of such referendum is uncertain, Scottish independence could affect Scotland’s status in the EU and significantly impact the fiscal, monetary and regulatory landscape to which the Group is subject. In addition, in January 2013, the UK Government announced the possibility of a referendum on the UK’s membership of the EU, which would only take place some time after 2015. Although the effect of either Scottish independence or any referendum on the UK’s EU membership, if either were to occur, is not possible to predict fully, it could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, may face the risk of full nationalisation
Under the Banking Act 2009 (the “Banking Act”), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the “Authorities”) as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the Financial Services and Markets Act 2000 (FSMA), which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity. If HM Treasury decides to take ownership pursuant to the powers granted under the Banking Act, it may take various actions in relation to any securities without the consent of holders of the securities.

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any proposed offer or sale of its interests may affect the price of its securities
The UK Government, through HM Treasury, currently holds 65.3% of the issued ordinary share capital of RBSG and, indirectly, the Group’s share capital. On 22 December 2009, RBSG issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares of RBSG. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in RBSG. Any breach of this agreement could result in the delisting of RBSG from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded.

In addition, UKFI manages HM Treasury’s shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group companies (including the Group) will continue to have their own independent board of directors and management team determining their own strategies, should its current intentions change, HM Treasury’s position as a majority shareholder of RBSG (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management of any RBS Group company. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder of RBSG could give rise to conflict between the interests of HM Treasury and the interests of other RBSG shareholders. The RBSG Board has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

The Group is subject to other global risks
The Group is exposed to risks arising out of geopolitical events, such as the existence of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by governments could also adversely affect levels of economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

Additional information continued

Risk factors continued
Market and credit related risks
The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions
Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions or continuing weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, then prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of the Group’s strategy it has materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. The Group’s assets that remain in its Non-Core division may be more difficult to sell and could be subject to further write-downs or, if sold, realised losses. Any of these factors could require the Group to recognise additional significant write-downs or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios. In addition, steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties.

The financial performance of the Group has been, and continues to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments
The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and Ireland and sectoral concentrations in the personal and property sectors. For a discussion of the Group’s exposure to country risk, see pages 111 to 120. Furthermore, the Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it implements its strategy.

The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. A further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has been particularly the case with respect to large parts of the Group’s commercial real estate portfolio. Any such losses could have an adverse effect on the Group’s results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the Group. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, all of which could have a material adverse effect on the Group’s access to liquidity or could result in losses which could have a material adverse effect on the Group’s financial condition, results of operations and prospects.

In certain jurisdictions in which the Group does business, particularly Ireland, there has been disruption during recent years in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations
Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank’s non-UK subsidiaries and may affect the Bank’s reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

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

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers
In the UK, the Financial Services Compensation Scheme (“FSCS”) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The FSCS is funded by levies on firms authorised by the FSA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. At 31 December 2012, the Group had accrued £94 million for its share of estimated FSCS levies for the 2012/2013 and 2013/2014 FSCS years. In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the US with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations
The RBS Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pension risk is the risk that the assets of the RBS Group’s various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the RBS Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the RBS Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the RBS Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the RBS Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. The most recent funding valuation at 31 March 2010 was agreed during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the RBS Group will pay additional contributions each year over the period 2011 until 2018. Contributions started at £375 million per annum in 2011, will increase to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual of benefits.

Additional information continued

Risk factors continued
Funding, liquidity and capital related risks
The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets generally improved during 2012 (in part as a result of measures taken by the ECB), and the Group’s overall liquidity position remained strong, certain European banks, in particular from the peripheral countries of Spain, Portugal, Greece, Italy and Ireland remained reliant on central banks as one of their principal sources of liquidity and central banks increased their support to banks with the ECB providing significant short and long-term liquidity in the last few months of 2011 and in 2012. Although these efforts had a positive impact, global credit markets remain volatile.

The market perception of bank credit risk has changed significantly as a result of the financial crisis and banks that are deemed by the market to be riskier have had to issue debt at a premium. Any uncertainty regarding the perception of credit risk across financial institutions may lead to reductions in levels of interbank lending and associated term maturities and may restrict the Group’s access to traditional sources of liquidity or increase the costs of accessing such liquidity.

The RBS Group’s liquidity management (which applies to the Group) focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the RBS Group’s wider strategic plan. The RBS Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral and changes to asset valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Increased competition for funding during 2013 due to the significant levels of refinancing expected to be required by financial institutions, may also reduce the level of funding available from these sources. Under certain circumstances, the Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

The Group relies increasingly on customer deposits to meet a considerable portion of its funding and it is actively seeking to increase the proportion of its funding represented by customer deposits. The level of wholesale and retail deposits may fluctuate due to certain factors outside the Group’s control, such as a loss of confidence (including as a result of political initiatives, including bail-in and/or confiscation and/or taxation of creditors' funds, in connection with the Eurozone crisis, as seen recently in Cyprus), increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group’s ability to grow its deposit base and such competition is expected to continue. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial condition and results of operations.

The Group’s business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements
Effective management of the RBS Group’s capital is critical to its ability to operate its businesses, and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group’s financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK, US and European markets.

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework includes a material increase to the minimum Core Tier 1 (common equity) requirement and the total Tier 1 capital requirement, a capital conservation buffer and a countercyclical buffer. In addition, a leverage ratio is to be introduced, together with a liquidity coverage ratio and a net stable funding ratio. Further measures may include bail-in debt which may impact existing as well as future issues of debt and expose them to the risk of conversion into equity and/or write-down of principal amount. Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

The Basel Committee has proposed that global systemically important financial institutions (“GSIFIs”) be subject to an additional common equity Tier 1 capital requirement, depending on a bank’s systemic importance. The RBS Group has been identified by the Financial Stability Board as a GSIFI. As a result the RBS Group was required to meet resolution planning requirements by the end of 2012 as well as have additional loss absorption capacity. In addition, GSIFIs will be subjected to more intensive and effective supervision. The additional capital requirements are to be applied to GSIFIs identified in 2014 (the Financial Stability Board will update its list every three years) and phased in beginning in 2016.

The Basel III rules are due to be phased in between 1 January 2013 and 2019 but have not yet been approved by the EU and their incorporation into European and national law has, accordingly, not yet taken place. On 20 July 2011, the European Commission published a legislative package of proposals to implement the changes with a new Directive and Regulation (collectively known as CRD IV). The final form of CRD IV is still under negotiation and the start date for its implementation is still not known with full implementation still planned by 1 January 2019. The current proposals would allow the UK to implement more stringent prudential requirements than envisaged under Basel III.

The ICB recommendations and the UK Government’s response supporting such recommendations include proposals to increase capital and loss absorbency to levels that exceed the proposals under Basel III/CRD IV. These requirements, as well as the other recommendations of the ICB, are expected to be phased in between 2015 and 2019. The US Federal Reserve has also proposed changes in how it will regulate the US operations of foreign banking operations such as the RBS Group that may affect the capital requirements of the RBS Group’s operations in the US. As the implementation of the ICB recommendations are the subject of draft legislation not yet adopted and the Federal Reserve’s recent proposals are in a comment period, the RBS Group cannot predict the impact such rules will have on the RBS Group’s overall capital requirements or how they will affect the RBS Group’s compliance with applicable capital and loss absorbency requirements.

To the extent the RBS Group has estimated the indicative impact that Basel III reforms may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the RBS Group (such as deleveraging of legacy positions and securitisations, including Non-Core, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK, the US and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the RBS Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, and will result in existing Tier 1 and Tier 2 securities issued by the RBS Group ceasing to count towards its and/or the Group’s regulatory capital, either at the same level as present or at all. If the RBS Group or the Bank is unable to raise the requisite Tier 1 and Tier 2 capital, the Group may be required to reduce further the amount of its risk-weighted assets and engage in the disposal of core and other Non-Core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

Pursuant to the acquisition and contingent capital agreement entered into between RBS and HM Treasury on 29 November 2009, the RBS Group will be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6% or if it would fall below 6% as a result of such payment. At 31 December 2012, the Group’s Tier 1 and Core Tier 1 capital ratios were 14.9% and 13.8%, respectively, calculated in accordance with FSA requirements. Any change that limits the ability of RBSG or the Group to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on the Group’s financial condition and regulatory capital position.

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its, the RBS Group’s and the UK Government’s credit ratings
The credit ratings of the Bank and its principal subsidiaries, as well as those of other RBS Group members, have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, the Royal Bank, the Bank and other RBS Group members, were downgraded during the course of 2011 and 2012 in connection with a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with bondholders, and in connection with a general review of rating agencies’ methodologies. Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG, the Royal Bank, the Bank or one of its principal subsidiaries would increase the Group’s borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. At 31 December 2012, a simultaneous one notch long-term and associated short-term downgrade in the credit ratings of RBSG and RBS by the three main ratings agencies would have required the RBS Group to post estimated additional collateral of £9 billion, without taking account of mitigating action by management.

Any downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of RBS Group members and may have the effects noted above. In December 2012, Standard & Poor’s placed the UK’s AAA credit rating on credit watch, with negative outlook and, in February 2013, Moody’s downgraded the UK’s credit rating one notch to Aa1. In April 2013, Fitch downgraded the UK’s credit rating from AAA to AA+, with a stable outlook.  In addition to the RBSG credit ratings, the credit rating of Ulster Bank Group is important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the long-term or short-term credit ratings of the Bank or its principal subsidiaries or of other RBS Group members could adversely affect the Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition.

Additional information continued

Risk factors continued
If the RBS Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the RBS Group’s capital position, liquidity, operating results and future prospects
In the event that the RBS Group’s Core Tier 1 capital ratio declines to below 5 per cent., until December 2014 HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and the RBS Group is unable to issue the Contingent B Shares, the RBS Group will be required to find alternative methods for achieving the requisite capital ratios. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the RBS Group’s capital ratios to the desired or requisite levels. If the RBS Group is unable to issue the Contingent B Shares, the RBS Group’s capital position, liquidity, operating results and future prospects will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase.

The regulatory capital treatment of certain deferred tax assets recognised by the Group depends on there being no adverse changes to regulatory requirements
There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group’s Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements which include provisions limiting the ability of certain deferred tax assets to be recognised when calculating the common equity component of Tier 1 capital. CRD IV, which will implement Basel III in the EU, includes similar limitations. The implementation of the Basel III restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

Risks to implementation of Group strategy
The Group’s ability to implement the RBS Group’s strategic plan depends on the success of the Group’s refocus on its core strengths and its balance sheet reduction programme
As a result of the global economic and financial crisis that began in 2008 and the changed global economic outlook, the RBS Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Non-Core assets and businesses of the RBS Group (including those of the Bank and its subsidiaries) and the continued review of the RBS Group’s portfolio to identify further disposals of certain Non-Core assets and businesses. Assets identified for this purpose and allocated to the RBS Group’s Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. At 31 December 2012, this total had reduced to £57.4 billion (31 December 2011 £93.7 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2012. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging, there is no assurance that the RBS Group or the Group will be able to sell or run-down (as applicable) those remaining businesses they are seeking to exit or asset portfolios they are seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal of assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained, in a timely manner, or at all. There is consequently a risk that the RBS Group or the Group may fail to complete such disposals by any agreed longstop date.

The RBS Group may be liable for any deterioration in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the RBS Group’s ability to implement its strategic plan and could have a material adverse effect on the Group’s business, results of operations, financial condition, capital ratios and liquidity.

The RBS Group, including the Group, is subject to a variety of risks as a result of implementing the State Aid restructuring plan
The RBS Group was required to obtain State Aid approval for the aid given to it by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of the RBS Group, a contingent commitment by HM Treasury to subscribe for up to an additional £8 billion of B shares if certain conditions are met in addition to the RBS Group’s participation in the Asset Protection Scheme (“APS”) (which has now been terminated). In that context, as part of the terms of the State Aid approval, the RBS Group, together with HM Treasury, agreed the terms of a restructuring plan.

The RBS Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the RBS Group agreed to undertake a series of measures to be implemented over a four year period from December 2009, including the disposal of a number of businesses now completed (or substantially completed) as well as the disposal of all or a controlling portion of Direct Line Group (“DLG”, formerly known as RBS Insurance) (with disposal of its entire interest in DLG required by 31 December 2014), and the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the direct and other small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. While the initial sale of 34.7 per cent. of DLG through an IPO was completed in October 2012 and a further sale in March 2013 reduced the RBS Group ownership below the 50% level, in respect of the RBS and NatWest branch-based business, the sale process continues to progress following the withdrawal of its original buyer in October 2012.

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

In implementing the State Aid restructuring plan, the Bank and its subsidiaries have lost, and will continue to lose, existing customers, deposits and other assets (both directly through sale and potentially through the impact on the rest of the RBS Group’s business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

The quantum of assets and deposits that would be included in a divestment of the RBS branch-based business in England and Wales and the NatWest branches in Scotland is not certain. However, at 31 December 2012, this business included approximately £18.8 billion of assets, £21.5 billion of deposits and 2 million customers.

The implementation of the State Aid restructuring plan by the RBS Group may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

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

Macro-prudential, regulatory and legal risks
Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of the Group’s key regulators could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition
The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry in the UK, in many other European countries, the US and at the EU level.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), the Group is facing greater regulation and scrutiny in the UK, the US and other countries in which it operates (including in relation to compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes).

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the EU and the US (such as the bank levy in the UK, the EU Recovery and Resolution Directive (the “RRD”) or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and proceedings. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition.

Additional information continued

Risk factors continued
Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

•
the transfer in the UK of regulatory and supervisory powers from the FSA to the Financial Conduct Authority for conduct of business supervision and the Prudential Regulatory Authority for capital and liquidity supervision in 2013;

•	the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•	requirements to separate retail banking from investment banking;

•	restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•	restructuring certain of the Group’s non-retail banking activities in jurisdictions outside the UK in order to satisfy local capital, liquidity and other prudential requirements;

•	the design and potential implementation of government mandated recovery, resolution or insolvency regimes;

•	the imposition of government imposed requirements with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

•	requirements to operate in a way that prioritises objectives other than shareholder value creation;

•	changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•	the imposition of restrictions on the Group’s ability to compensate its senior management and other employees;

•	regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•	rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•
other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, capital, liquidity or pricing;

•
the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and

•	the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations may adversely affect the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

The RBS Group, including the Group, is subject to resolution procedures under current and proposed resolution and recovery schemes which may result in various actions being taken in relation to any securities of the RBS Group, including the write off, write down or conversion of the RBS Groups’ securities
As a result of its status as a GSIFI and in accordance with current and proposed resolution and recovery schemes, the RBS Group was required to meet certain resolution planning requirements by the end of 2012 and is required to meet others in 2013 contemplating its possible failure. The RBS Group made the required submissions in 2012 to the FSA and its US business will make its required submissions in 2013. Similar to other major financial institutions, both the RBS Group and its key subsidiaries, including the Group, remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities.

In addition to the powers provided by the Banking Act, further resolution powers are expected to be provided as part of the RRD and the reforms implementing the recommendations of the ICB. Such resolution powers are expected to include a bail-in mechanism, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors of the Group (through write-down or conversion into equity of liabilities including debt securities) in order to recapitalise and restore the Group to solvency as well as other options, including those as set forth in the Banking Act. The implementation of any resolution and recovery scheme is the subject of significant debate, particularly for GSIFIs with complex cross border activities. Such debate includes whether resolution and recovery powers may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIFI.

The potential impacts of these resolution and recovery powers may include the total loss of value of securities issued by the RBS Group, including the Group, and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the RBS Group, including the Group, to perform its obligations under its securities.

The Group is subject to a number of regulatory initiatives which may adversely affect its business. The Independent Commission on Banking’s final report on competition and possible structural reforms in the UK banking industry has been adopted by the UK Government which intends to implement the recommendations substantially as proposed. In addition other proposals to ring fence certain business activities and the US Federal Reserve’s proposal for applying US capital, liquidity and enhanced prudential standards to certain of the RBS Group’s US operations together with the UK reforms could require structural changes to the RBS Group’s business, including the Group. Any of these changes could have a material adverse effect on the Group
The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the ICB, which was appointed by the UK Government in June 2010. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB’s views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in, i.e., the ability to write down debt or convert it into an issuer’s ordinary shares in certain circumstances) and (iii) the implementation of a ring-fence of retail banking operations.

The measures in relation to the promotion of competition are already largely in train, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which is due to be completed by September 2013.

Bail-in mechanisms continue to be discussed by the EU and the RBS Group continues to participate in the debate around such mechanisms, which could affect the rights of creditors, including holders of senior and subordinated bonds, and shareholders in the event of the implementation of a resolution scheme or an insolvency and could thereby materially affect the price of such securities.

The UK Government published in October 2012 a draft bill intended to enable the implementation of these reforms. This draft bill is subject to pre-legislative scrutiny by the UK Parliamentary Commission on Standards in Banking (“PCBS”), which may recommend changes to the bill. The UK Government published its response to the PCBS in February 2013 and agreed to amend the bill to include provisions giving the regulator the power to enforce full separation between retail and wholesale banking in a specified group. The Financial Services (Banking Reform) Bill, which will provide primary enabling legislation, has now received its second reading in the House of Commons and, if passed, is expected to receive Royal Assent early in 2014. This is with a view to completing the overall legislative framework by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation of 2019.

The impact of any final legislation on the Group is impossible to estimate with any precision at this stage. The introduction of bail-in mechanisms may affect the Group’s cost of borrowing, its ability to access professional markets’ funding and its funding and liquidity metrics. It is also likely that ring-fencing certain of the RBS Group’s operations would require significant restructuring with the possible transfer of large numbers of customers between legal entities. It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the RBS Group could have a material adverse effect on the Group’s structure and on the viability of certain businesses, in addition to the Group’s results of operations, financial conditions and prospects.

It is also possible that the UK’s implementation of a ring-fence may conflict with any EU legislation to implement the recommendations of the High-level Expert Group on Reforming the Structure of the EU Banking Sector, whose report, published in October 2012, proposed, inter alia, ring-fencing the trading and market-making activities of major European banks. This could affect the Group’s position relative to some competitors. However, it is not yet clear whether the EU will implement ring-fencing proposals and whether they will apply to UK banks, in addition to the UK’s own ring-fencing measures.

Under the US Federal Reserve’s proposal to change how it regulates the US operations of large foreign banking groups, foreign banking organisations with total global consolidated assets of $50 billion or more (“Large FBOs”) would have to create a separately capitalised top-tier US intermediate holding company (“IHC”) that would hold all US bank and non-bank subsidiaries. The IHC would be subject to US capital, liquidity and other enhanced prudential standards on a consolidated basis. Among other things, an IHC would be subject to the same US risk based and leverage capital standards that apply to a US bank holding company. The adoption of such a regime would likely result in the RBS Group being subject to multiple capital regimes where the US has departed from the international Basel Capital Framework as adopted in the UK and Europe. The imposition of US capital, liquidity and other enhanced prudential standards on an IHC of a Large FBO that is subject to home country capital standards on a group-wide consolidated basis would likely give rise to challenging organisational and compliance issues. The foregoing is only one example of issues that the RBS Group might confront if its US operations were to be subject to these proposals. Under the current proposals the RBS Group’s US operations would be subject to these heightened requirements.

If any of the proposals described above are adopted, major changes to the RBS Group’s corporate structure, including as it relates to the Group, its business activities conducted in the UK and the US and potentially other jurisdictions where the RBS Group operates, as well as changes to the RBS Group’s business model, might be required. The changes are likely to include ring-fencing certain banking activities in the UK from other activities of the RBS Group as well as restructuring other operations within the RBS Group in order to comply with these proposed new rules and regulations. The proposals, if adopted, are expected to take an extended period of time to put into place, would be costly to implement and may lack harmonisation, all of the effects of which could have a material adverse effect on the Group’s structure, results of operations, financial condition and prospects.

Additional information continued

Risk factors continued
RBSG, the Group and other RBS Group members are subject to a number of legal and regulatory actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operating results or reputation
The RBS Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, RBSG, the Group and other RBS Group members are, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions.

The RBS Group is involved in ongoing class action litigation, LIBOR related litigation and investigations, securitisation and securities related litigation and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In respect of the LIBOR investigations, the RBS Group reached a settlement on 6 February 2013 with the FSA, the Commodity Futures Trading Association and the US Department of Justice. In addition to this settlement, the RBS Group continues to cooperate with these and other governmental and regulatory authorities, including in the US and Asia, into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates, and the probable outcome is that it will incur additional financial penalties. Legal and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.

Adverse regulatory proceedings or adverse judgments in litigation against RBSG, the Group or any other RBS Group member could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation or results of operations.

The Group may be required to increase provisions in relation to ongoing legal proceedings, investigations and regulatory matters. In 2012, provisions were required to cover costs of redress in respect of past sales of interest rate hedging products to the Group’s small and medium sized businesses, having regard to the FSA report issued in January 2013 outlining the principles to which it wishes the Group and other UK banks to adhere in conducting the review and redress exercise. Additional provisions were required in 2012 to cover increased costs associated with Payment Protection Insurance sales practices. Provision was also required in respect of the redress paid to customers following the June 2012 technology incident which resulted in delays in the processing of certain customer accounts and payments. Significant increases in provisions may harm the Group’s reputation and may have an adverse effect on the Group’s financial condition and results of operations.

The Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes.

Financial reporting related risks
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate
Under International Financial Reporting Standards (“IFRS”), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates will need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings and financial condition.

The recoverability of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits
In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period. Further rate reductions were announced in 2012 which will lead to a corporation tax rate of 21% by April 2014 and the Budget in March 2013 announced a further reduction to 20% from April 2015. Such changes in the applicable tax rates will reduce the recoverable amount of the recognised deferred tax assets.

Operational risks
Operational risks are inherent in the Group’s businesses
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group has complex and diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s operations are highly dependent on its information technology systems
The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other information technology systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s operations. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the Group’s ability to service its clients, could result in significant compensation costs, could breach regulations under which the Group operates and could cause long-term damage to the Group’s business and brand.

For example, failure to protect the Group’s operations from cyber attacks could result in the loss of customer data or other sensitive information. The threats are increasingly sophisticated and there can be no assurance that the Group will be able to prevent all threats. In addition, in June 2012, a computer system failure prevented customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure, in addition to other related costs.

The Group may suffer losses due to employee misconduct
The Group’s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group’s operations have inherent reputational risk
Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group’s business. Negative public opinion can result from the actual or perceived manner in which any member of the RBS Group, including the Group, conducts its business activities, from the Group’s financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. Negative public opinion may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which may result in a material adverse effect on the Group’s financial condition, results of operation and prospects.

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

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations
The Group’s ability to implement its strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including its senior management, which include directors and other key employees, competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government support (such as the Group).

In addition to the effects of such measures on the Group’s ability to retain senior management and other key employees, the marketplace for skilled personnel is more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group’s financial condition and results of operations.

In addition, certain of the Group’s employees in the UK, the Republic of Ireland and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

Additional information continued

Iran sanctions and related disclosures
Disclosure pursuant to section 13(r) of the Securities Exchange Act
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added a new Section 13(r) to the Exchange Act, requiring an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law. While NatWest Group has not directly been involved in any of the following activities, our affiliate RBS Group disclosed the following activities in response to section 13(r).

Licensed Payments
During 2012, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBS Group facilitated a small number of payments that were remitted by Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224. The payments related to amounts due to providers for ongoing business expenses, information technology support, legal services, and sanctions screening services and products. In addition, RBS Group facilitated several payments, as correspondent, from a frozen account of a financial institution designated under Executive Order 13382 or 13224 directly into frozen accounts of the designated financial institution maintained at other financial institutions for the purpose of account aggregation, also pursuant to licenses granted by appropriate authorities. The transactions described in this paragraph resulted in less than the equivalent of £30 in gross revenue to RBS Group. RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are licensed by the proper authorities.

Legacy Guarantees
In 2012, in full compliance with applicable sanctions and under general license from the appropriate authorities, RBS Group exited a legacy guarantee (performance bond) that was originally entered into in 2003 in compliance with applicable law. The contract supported by the performance bond related to an RBS Group client’s provision of technical and inspection services to an Iranian government-owned entity. In connection with exiting this guarantee, RBS Group made a payment into a frozen account of an Iranian government-owned financial institution that is designated under Executive Order 13382 maintained at another financial institution. Under appropriate license from the applicable authorities, RBS Group holds three additional legacy guarantees entered into between 2003 and 2007, which support arrangements entered into lawfully by RBS Group customers with Iranian counterparties in relation to the Iranian energy and petrochemicals industry. These performance bonds are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13382. RBS Group has made considerable efforts to exit and formally cancel the guarantees. It has been unable to do so to date but intends to terminate these legacy guarantees if changes to the applicable law are made to allow it to terminate them. RBS Group received revenue of less than £2,500 in the reporting period in respect of these legacy guarantees. No payments were made under these guarantees in 2012. If any payments are required to be made under the performance bonds while the beneficiaries remain the targets of EU sanctions, RBS Group intends to make the payments under applicable licence into frozen bank accounts.

Clearing System
RBS Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks, including certain banks designated under Executive Order 13382 or 13224, also participate in some of these clearing systems, which creates the risk that RBS Group could participate in transactions in which such Iranian banks are involved. Where legally permissible, RBS Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. RBS Group has obtained licenses from the appropriate authorities to participate in local payment and settlement systems in the United Arab Emirates (UAE). Pursuant to these licenses, during 2012, RBS Group processed transactions in the UAE that involved Iranian government-owned banks, certain of which are designated under the Executive Orders referenced above. There was no measurable revenue or profit generated by this activity in 2012. RBS Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. It intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.

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

Additional information continued

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

Additional information continued

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

Material contracts
The Bank and its subsidiaries are party to various contracts in the ordinary course of business. In the year ended 31 December 2012, there have been no material contracts entered into outside the ordinary course of business.

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

This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their non-cumulative dollar preference shares or ADSs are held, used or acquired, or (iii) generally that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Bank, nor does this summary address the tax consequences to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding non-cumulative dollar preference shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons liable for the alternative minimum tax, persons whose functional currency for US federal income tax purposes is not the US dollar, entities classified as partnerships for US federal income tax purposes or tax-exempt entities. This discussion does not address any aspect of the “Medicare contribution tax” on “net investment income”.

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

The following discussion assumes that the Bank was not for the taxable year ended 31 December 2012, and will not become in the foreseeable future, a passive foreign investment company (PFIC).

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

Subject to applicable limitations that may vary depending on a holder’s particular circumstances, dividends paid to certain non-corporate US Holders may be subject to U.S. federal income tax at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

Additional information continued

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS representing preference shares, generally recognise capital gain or loss for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Bank) in an amount equal to the difference between the amount realised (excluding any declared but unpaid dividends, which will be treated as a dividend for US federal income tax purposes) and the US Holder's tax basis in the non-cumulative dollar preference share or ADS. This capital gain or loss will generally be US source and will be long-term capital gain or loss if the US Holder held the non-cumulative dollar preference share or ADS for more than one year.

US Holders should consult their tax advisers regarding the US federal income tax treatment of capital gains (which may be taxed at lower rates than ordinary income for certain non-corporate taxpayers) and losses (the deductibility of which is subject to limitations).

Estate and gift tax
A non-cumulative dollar preference share or ADS beneficially owned by an individual, whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where a non-cumulative dollar preference share or ADS is subject to both UK inheritance tax and to US federal estate or gift tax.

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

Documents on Display
Documents concerning the company may be inspected at www.rbs.com

In addition, we file reports and other information with the SEC. You can read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room or contact the offices of The New York Stock Exchange, on which certain of our securities are listed, at 20 Broad Street, New York, New York 10005. The SEC also maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

Glossary of terms

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

Asset quality (AQ) band - probability of default banding for all counterparties on a scale of 1 to 10.

Assets under management - assets managed by the Group on behalf of clients.

Bank levy - a levy that applies to UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date.

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

Bear steepener - a steepening of the yield curve caused by long-term rates increasing faster than short term rates.

BIPRU - the prudential sourcebook for banks, building societies and investment firms. The part of the Financial Services Authority's (FSA) Handbook that sets out detailed prudential requirements for the banks that they regulate.

Bull flattener - a flattening of the yield curve in which long term rates are decreasing faster than short term rates.

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

Glossary of terms continued

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

Compression trades - portfolio compression reduces the overall notional size and number of outstanding contracts in credit derivative portfolios without changing the overall risk profiles of these portfolios. This is achieved by terminating existing trades on single name reference entities and on indices and replacing them with a smaller number of new trades with substantially smaller notionals that carry the same risk profile and cash flows as the initial portfolio.

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

Counterparty credit risk - the risk that a counterparty defaults before the maturity of a derivative or sale and repurchase contract. In contrast to non-counterparty credit risk, the exposure to counterparty credit risk varies by reference to a market factor (e.g. interest rate, exchange rate, asset price).

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

CRD IV - in July 2011, the European Commission published its proposed legislation for a Capital Requirements Directive and a Capital Requirements Regulation, which together form the CRD IV package. The package implements the Basel III capital proposals and also includes new proposals on sanctions for non-compliance with prudential rules, corporate governance and remuneration. CRD IV has yet to be enacted into European law and its implementation date remains uncertain.

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

Credit grade - a rating that represents an assessment of the credit worthiness of a customer. It is a point on a scale representing the probability of default of a customer.

Credit risk - the risk that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.

Credit risk mitigation - reducing the credit risk of an exposure by application of techniques such as netting, collateral, guarantees and credit derivatives.

Credit risk spread - the yield spread between securities with the same currency and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to take on a lower credit quality.

Credit valuation adjustments (CVA) - the CVA is the difference between the risk- free value of a portfolio of trades and its market value, taking into account the counterparty’s risk of default. It represents the market value of counterparty credit risk, or an estimate of the adjustment to fair value that a market participant would make to reflect the creditworthiness of its counterparty.

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

Debit valuation adjustment (DVA) - an adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity's own credit risk.

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

Economic capital - an internal measure of the capital required by the Group to support the risks to which it is exposed.

Economic profit - the difference between the return on shareholders funds and the cost of that capital. Economic profit is usually expressed as a percentage.

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

Expected loss (EL) - expected loss represents the anticipated loss on an exposure over one year. It is determined by multiplying probability of default, loss given default and exposure at default and can be calculated at individual, credit facility, customer or portfolio level.

Exposure - a claim, contingent claim or position which carries a risk of financial loss.

Glossary of terms continued

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. where further drawings are made under a revolving credit facility before default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) - a US Government Sponsored Enterprise. It buys mortgages, principally originated by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

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

Forbearance - forbearance takes place when changes to the contractual payment terms of a retail loan are agreed in response to the borrower's financial difficulties.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Freddie Mac (Federal Home Loan Mortgage Corporation) - a US Government Sponsored Enterprise. It buys mortgages, principally originated by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Funding and liquidity risk - the risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.

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

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the International Monetary Fund’s (IMF’s) General Arrangements to Borrow.

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

Haircut - a downward adjustment to collateral value to reflect its nature, any currency or maturity mismatches between a credit risk mitigant and the underlying exposure to which it is being applied.

Hedge funds - pooled investment vehicles that are not widely available to the public; their assets are managed by professional asset managers who participate in the performance of the fund.

Home equity loan - a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Home loan - see Residential mortgage.

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

Insurance risk - the risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.

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

Glossary of terms continued

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

Loss given default (LGD) - an estimate of the amount that will not be recovered by the Group in the event of default, plus the cost of debt collection activities and the delay in cash recovery.

Market risk - the risk that the value of an asset or liability will change as a result of market factors such as foreign exchange rates, commodity prices, interest rates, credit spreads and equity prices.

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

Monoline insurers (monolines) - entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

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

Non-performing loans - loans classified as Risk elements in lending and Potential problem loans. They have a 100% probability of default and have been assigned an AQ10 internal credit grade.

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

Over-the-counter (OTC) derivatives - derivatives with tailored terms and conditions negotiated bilaterally, in contrast to exchange traded derivatives that have standardised terms and conditions.

Own credit adjustment - the effect of the Group’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Payment concession - an agreed temporary reduction in, or elimination of, the periodic (usually monthly) repayment on a loan. At the end of the concessionary period, the principal amount and accrued interest outstanding are scheduled for repayment over an agreed period.

Pillar 1 - the part of Basel II that sets out the process by which regulatory capital requirements should be calculated for credit, market and operational risk.

Pillar 2 - the part of the Basel II that sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

Pillar 3 - the part of Basel II that sets out the information banks must disclose about their risks, the amount of capital required to absorb them, and their approach to risk management. The aim is to strengthen market discipline.

Position risk requirement - a capital requirement applied to a position treated under BIPRU 7 (Market risk) as part of the calculation of the market risk capital requirement.

Potential problem loans (PPL) - loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

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

Renegotiated loan - a wholesale loan for which changes to its contractual payment terms have been agreed in response to the borrower's financial difficulties.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Residential mortgage - a loan to purchase a residential property where the property forms collateral for the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a home loan.

Residential mortgage backed securities (RMBS) - asset-backed securities for which the underlying asset portfolios are residential mortgages.

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

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire and the buyer to resell the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

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

Slotting approach - a method of calculating regulatory capital, specifically for lending exposures in project finance and income producing real estate, where the PD estimates do not meet the minimum IRB standards. Under this approach, the bank classifies exposures from 1 to 5, where 1 is strong and 5 is default. Specific risk-weights are assigned to each classification.

Glossary of terms continued

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

Standardised approach - a method used to calculate credit risk capital requirements under Pillar 1 of Basel II. In this approach the risk weights used in the capital calculation are determined by regulators. For operational risk, capital requirements are determined by multiplying three years’ historical gross income by a percentage determined by the regulator. The percentage ranges from 12 to 18%, depending on the type of underlying business being considered.

Stressed value-at-risk (SVaR) - a VaR measure using historical data from a one year period of stressed market conditions. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed at a confidence level of 99%. (Refer to Value-at-risk definition below).

Stress testing - a technique used to evaluate the potential effects on an institution’s financial condition of an exceptional but plausible event and/or movement in a set of financial variables.

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

Sub-prime - mortgage loans to customers with one or more high risk characteristics, such as: unreliable or poor payment histories; high loan-to-value ratios; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

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

Unaudited - financial information that has not been subjected to the audit procedures undertaken by the Group's auditors to enable them to express an opinion on the Group's financial statements.

US Federal Agencies - see Federal Agencies.

US Government National Mortgage Association - see Ginnie Mae.

Value-at-risk (VaR) - a technique that produces estimates of the potential loss in the market value of a portfolio over a specified time period at a given confidence level.

Wholesale funding - wholesale funding comprises Deposits by banks, Debt securities in issue and Subordinated liabilities.

Wrapped security - a debt security where the holder benefits from credit protection provided by a third party, typically a financial guarantor or monoline insurer.

Write-down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

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
April 29, 2013