Form 20-F
period 2013-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2014-04-30
CIK 702162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        For the fiscal year ended December 31, 2013

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013, the close of the period covered by the annual report:

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

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

PART I
1	Identity of Directors, Senior Management and Advisers *	Not applicable

2	Offer Statistics and Expected Timetable *	Not applicable

3	Key Information Selected financial data * Capitalisation and indebtedness * Reasons for the offer and use of proceeds * Risk factors	8, 227, 254, 264 Not applicable Not applicable Not applicable 6, 268-282

4	Information on the Company History and development of the Company Business overview Organisational structure Property, plant and equipment	8-13, 38-135, 210-211, 216-218, 232, 254-264 4-5, 146-150, 284 4, 34, 142-145, 146-150, 246-250, 284 4-5 216-218, 267

4A	Unresolved Staff Comments *	Not applicable

5

Operating and Financial Review and Prospects

Operating results

Liquidity and capital resources

Research and development, patents, licences etc *

Trend information *

Off-balance sheet arrangements *

Contractual obligations *

8-15, 209, 233 33-37, 184-208, 207-208, 227, 232-235, 244-246, 262-264 Not applicable Not applicable Not applicable Not applicable

6	Directors, Senior Management and Employees
	Directors and senior management *	Not applicable
	Compensation *	Not applicable
	Board practices	148-149
	Employees	146-147, 174-175
	Share ownership	149, 287

7	Major Shareholders and Related Party Transactions *
	Major shareholders *	Not applicable
	Related party transactions *	Not applicable
	Interests of experts and counsel *	Not applicable

8	Financial Information
	Consolidated statements and other financial information	153-253
	Significant changes	5, 253

Item	Item Caption	Pages

9	The Offer and Listing
	Offer and listing details	265
	Plan of distribution *	Not applicable
	Markets	265
	Selling shareholders *	Not applicable
	Dilution *	Not applicable
	Expenses of the issue *	Not applicable

10	Additional Information
	Share capital *	Not applicable
	Memorandum and articles of association	284-288
	Material contracts	288
	Exchange controls	288
	Taxation	288-290
	Dividends and paying agents *	Not applicable
	Statement by experts *	Not applicable
	Documents on display	290
	Subsidiary information *	Not applicable

11	Quantitative and Qualitative Disclosures	116-129, 184-202, 209
about Market Risk

12	Description of Securities other than
Equity Securities
12A	Debt securities	Not applicable
12B	Warrants and rights	Not applicable
12C	Other securities	Not applicable
12D	American Depositary shares	265-267

PART II
13	Defaults, Dividend Arrearages and Delinquencies *	Not applicable

14	Material Modifications to the Rights of Security
	Holders and Use of Proceeds *	Not applicable

15	Controls and Procedures	151

16	[Reserved]
16A	Audit Committee financial expert *	Not applicable
16B	Code of ethics *	Not applicable
16C	Principal Accountant Fees and services	149, 181
16D	Exemptions from the Listing Standards	Not applicable
for Audit Committees *
16E	Purchases of Equity Securities by the	Not applicable
Issuer and Affiliated Purchasers *
16F	Change in Registrant’s Certifying Accountant *	Not applicable
16G	Corporate Governance	151
16H	Mine Safety Disclosure *	Not applicable

PART III
17	Financial Statements *	Not applicable

18	Financial Statements	153-253

19	Exhibits	300

* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instructions I to Form 10-K or otherwise not included herein.

NATWEST 2013

Form 20-F

2	Board of directors and secretary
3	Presentation of information
	Strategic report
4	Financial review
16	Risk and balance sheet management
146	Report of the directors
152	Statement of directors’ responsibilities
153	Report of Independent Registered Public Accounting Firm to the members of National Westminster Bank Plc
154	Consolidated income statement
155	Consolidated statement of comprehensive income
156	Balance sheets
157	Statements of changes in equity
159	Cash flow statements
160	Accounting policies
172	Notes on the accounts
	1	Net interest income	172
	2	Non-interest income	173
	3	Operating expenses	174
	4	Pensions	176
	5	Auditor’s remuneration	181
	6	Tax	182
	7	Profit attributable to preference shareholders	183
	8	Ordinary dividends	183
	9	Loss dealt with in the accounts of the Bank	183
	10	Financial instruments - classification	184
	11	Financial instruments - valuation	193
	12	Financial instruments - maturity analysis	203
	13	Financial assets - impairments	206
	14	Derivatives	209
	15	Debt securities	210
	16	Equity shares	212
	17	Investments in Group undertakings	213
	18	Intangible assets	213
	19	Property, plant and equipment	216
	20	Prepayments, accrued income and other assets	219
	21	Short positions	219
	22	Accruals, deferred income and other liabilities	219
	23	Deferred tax	221
	24	Subordinated liabilities	222
	25	Share capital and reserves	227
	26	Leases	228
	27	Structured entities	229
	28	Asset transfers	230
	29	Capital resources	232
	30	Memorandum items	234
	31	Net cash (outflow)/inflow from operating activities	244
	32	Analysis of the net investment in business interests and intangible assets	245
	33	Interest received and paid	245
	34	Analysis of changes in financing during the year	245
	35	Analysis of cash and cash equivalents	246
	36	Segmental analysis	246
	37	Directors’ and key management remuneration	251
	38	Transactions with directors and key management	251
	39	Related parties	252
	40	Ultimate holding company	252
	41	Post balance sheet events	253
254	Additional information

Board of directors and secretary

As at the date of signing of the Annual Report and Accounts.

Chairman

Philip Hampton

Nominations (Chair), RCR

Executive directors

Ross McEwan

Nathan Bostock

Independent non-executive directors

Sandy Crombie

Senior Independent Director

Sustainability (Chair), Nominations, RCR, Remuneration, Risk

Alison Davis

Nominations, Remuneration, Sustainability

Tony Di Iorio

Audit, Nominations, Risk

Robert Gillespie

Nominations

Penny Hughes

Remuneration (Chair), Nominations, Sustainability

Brendan Nelson

Audit (Chair), Nominations, RCR, Risk

Baroness Noakes

Audit, Nominations, Risk

Philip Scott

RCR (Chair), Risk (Chair), Audit, Nominations

Secretary and Head of Corporate Governance

Aileen Taylor

Membership of the Group’s principal Board Committees has been revised since 26 March 2014:

Group Audit Committee (effective 1 April 2014): Brendan Nelson (Chair), Baroness Noakes, Philip Scott, Sandy Crombie and Morten Friis (from 10 April 2014)

Board Risk Committee (effective 1 April 2014): Baroness Noakes (Chair), Brendan Nelson, Philip Scott, Penny Hughes, Robert Gillespie and Morten Friis (from 10 April 2014)

Group Performance and Remuneration Committee (effective following the Group’s AGM on 25 June 2014): Sandy Crombie (Chair), Alison Davis and Robert Gillespie

RCR Board Oversight Committee (effective 1 April 2014): Baroness Noakes (Chair), Philip Hampton, Sandy Crombie, Brendan Nelson

Group Sustainability Committee (effective following the Group’s AGM on 25 June 2014): Penny Hughes (Chair), Alison Davis and Robert Gillespie

Auditors

Deloitte LLP

Chartered Accountants and Statutory Auditor

Hill House

1 Little New Street
London EC4A 3TR

Registered office

135 Bishopsgate
London EC2M 3UR
Telephone: +44 (0)20 7085 5000

Head office

135 Bishopsgate
London EC2M 3UR

Telephone: +44 (0)20 7085 5000

National Westminster Bank Plc

Registered in England No. 929027

Audit	member of the Group Audit Committee
Nominations	member of the Group Nominations Committee
RCR	member of the RCR Board Oversight Committee
Remuneration	member of the Group Performance and Remuneration Committee
Risk	member of the Board Risk Committee
Sustainability	member of the Group Sustainability Committee

NATWEST 2013

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

The geographic analysis in the Financial Review, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office - UK and overseas - unless indicated otherwise. ‘UK’ in this context includes transactions conducted through the offices in the UK which service international banking transactions.

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

Implementation of IAS 19 ‘Employee Benefits’ (revised)

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in a decrease in the loss after tax of £24 million for the year ended 31 December 2012 (2011 - £50 million increase) and a decrease in other comprehensive income after tax of £1.6 billion (2011 - £0.3 billion). As at 31 December 2012, the net pension liability increased by £5.3 billion (2011 - £3.5 billion), owners’ equity reduced by £4.2 billion (2011 - £2.6 billion) and net deferred tax asset increased by £1.2 billion (2011 - £0.9 billion). Prior periods have been restated accordingly.

Non-GAAP financial information

A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. These non-GAAP financial measures are not a substitute for GAAP measures. The Group has divided its operations into “Core” and “Non- Core”. Certain measures disclosed in this document for Core operations and used by Group management are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. Furthermore, RBS has presented certain measures “excluding RBS Capital resolution (RCR)” which are deemed non-GAAP measures.

Glossary

A glossary of terms is provided on pages 291 to 297.

Forward looking statements

See page 298 for forward looking statements.

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

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company. In December 2009, the ultimate holding company issued a further £25.5 billion of new capital to HMT. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier 1 capital. Following the issuance of the B shares, HMT’s holding of ordinary shares of the ultimate holding company remained at 70.3% although its economic interest rose to 84.4%.

At 31 December 2013, HMT’s holding of ordinary shares in the ultimate holding company was 63.9% and its economic interest was 80.2%.

Organisational structure and business overview

The Group’s activities during 2013 were organised on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through a number of channels including: the NatWest network of branches and ATMs in the United Kingdom, telephony, online and mobile. UK Retail is committed to serving customers well, making banking easier and convenient whilst ensuring that we do business in an open, honest and sustainable manner.

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

International Banking serves the world’s largest companies with a leading client proposition focused on financing, risk management and transaction services. It serves as the delivery channel for Markets products to international corporate clients. The division also serves international subsidiaries of clients from other RBS Group divisions (e.g. UK Corporate and Ulster Bank) through its international network.

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

Non-Core managed separately assets that the Group intended to run-off or dispose of. The division contained a range of businesses and asset portfolios primarily from the legacy GBM businesses, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also included a number of other portfolios and businesses including regional markets businesses that the Group had concluded were no longer strategic.

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

Financial review

Description of business continued

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

In October 2012, Santander UK plc withdrew from its agreed purchase of the UK branch-based businesses. In September 2013, the RBS Group reached an agreement with an investor consortium led by Corsair Capital and Centerbridge Partners for an investment in these businesses ahead of a stock market flotation. This includes 308 RBS branches in England and Wales and 6 NatWest branches in Scotland. The new bank will be called Williams & Glyn, the brand RBS used for its branches in England and Wales before 1985.

RBS Capital Resolution (RCR)

In response to a recommendation by the Parliamentary Commission on Banking Standards, the RBS Group worked closely with HM Treasury (HMT) and its advisers on a ‘good bank/bad bank’ review and identified a pool of c.£38 billion of assets with particularly high long-term capital intensity, credit risk and/or potentially volatile outcomes in stressed environments.

The review concluded that the effort, risk and expense involved in the creation of an external bad bank could not be justified and consequently RBS decided to create an internal ‘bad bank’, RBS Capital Resolution (RCR), to manage these assets down so as to release capital. RCR brings assets under common management and increases focus on the run down.

RCR became fully operational on 1 January 2014 with a pool of c.£29 billion of assets (of which £7.5 billion related to the Group) down from the forecast of c.£38 billion due to accelerated disposals and increased impairments. Whilst RCR is of a similar size to the Non-Core division, the assets have been selected on a different basis and no direct comparisons can be drawn.

Strategic review

In November 2013, the RBS Group announced that it was undertaking a comprehensive business review of its: Customer-facing business,

IT and operations and Organisational and decision making structures

The aim of the review is to improve the bank’s performance and effectiveness in serving its customers, shareholders and wider stakeholders.

On 27 February 2014, the RBS Group has announced the results of its Strategic review, resulting in it being realigned into three businesses: Personal & Business Banking, Commercial & Private Banking, and Corporate & institutional Banking. In addition, the RBS Group will be rationalising and simplifying its systems, based on a target architecture with improved resilience.

Recent Developments

Moody’s Investors Service

On 13 March 2014, Moody’s closed a second ratings review, first initiated on 12 February 2014, on RBS Group by lowering the credit ratings of RBSG and certain subsidiaries by one notch. The long term ratings of RBSG was lowered to ‘Baa2’ from ‘Baa1’ whilst the long term ratings of RBS plc and National Westminster Bank Plc were lowered to ‘Baa1’ from ‘A3’. Short term ratings were affirmed as unchanged.  Post the review, the ratings outlook assigned was negative.

The ratings of Ulster Bank Ltd and Ulster Bank Ireland Ltd’s were impacted by the rating action on the RBS Group. Moody’s lowered its long term and short term ratings of these entities by 1-notch to ‘Baa3’ (long term)/’P-3’ (short term) from ‘Baa2’/’P-2’. A negative outlook was assigned to ratings, in line with the outlook on the RBS Group.

Standard & Poor’s

There have been no significant rating actions on RBS Group plc and its subsidiaries by Standard & Poor’s.  However, on 23 April 2014 they published a report setting out their views on potential risks for banks and key considerations for rating banks in an independent Scotland.

Board change

On 4 April 2014, RBS Group announced that Ewen Stevenson had been appointed as an executive director and RBS Chief Financial Officer with effect from 19 May 2014.

Tomlinson Report

As discussed in more detail on page 240, in response to the Tomlinson Report, the Bank instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation. The RBS Group continues to cooperate fully with the ongoing FCA investigation.

Cap on variable remuneration

The fourth EU Capital Requirements Directive (CRD IV), implemented for banks in the UK by the Prudential Regulatory Authority, imposes a 1:1 cap on variable remuneration in relation to salary; however with shareholder approval it is possible to award variable remuneration up to 200% of fixed pay (i.e. a 2:1 cap).

All of the RBS Group’s major competitors have indicated that they will seek approval from their shareholders to introduce a 2:1 cap and the RBS Group Board believes the best commercial solution for RBS Group would be to have the flexibility on variable compensation which is now emerging as the sector norm. This would also allow RBS Group to maintain the maximum amount of compensation that could be subject to performance conditions including claw back for conduct issues that may emerge in future.

On 24 April UKFI informed the BS Group board that it would vote against any resolution which proposes a 2:1 ratio. In these circumstances, the RBS Group Board expects that such a resolution would fail and will therefore not be brought to the Annual General Meeting. HM Treasury has commented that it considers an increase to the cap on variable remuneration cannot be justified whilst RBS Group has yet to complete its restructuring and remains a majority publicly-owned bank, and notes that as a result of its pay policy RBS Group will remain a ‘back-marker’  in its overall remuneration compared to other banks.

The RBS Group Board acknowledges that this outcome creates a commercial and prudential risk which it must try to mitigate within the framework of a 1:1 fixed to variable compensation ratio.

Financial review

Risk factors

Summary of our Principal Risks and Uncertainties

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Risk and Balance Sheet management section on pages 16 to 145. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors on pages 268 to 282.

•          The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and has access to its infrastructure, required to operate the Group’s businesses.

•          The RBS Group’s ability to implement its new strategic plan and achieve its capital goals depends on the success of its efforts to refocus on its core strengths and the timely divestment of RBS Citizens. The Group has undertaken since 2009 an extensive restructuring, including the disposal of non-core assets as well as businesses as part of the State Aid restructuring plan approved by the EC. The Group recently created RBS Capital Resolution Group to manage the run down of problem assets with the goal of removing such assets from the balance sheet over the next three years. RBS Group has also taken steps to strengthen its capital position and established medium term targets which will require the timely divestment of RBS Citizens to achieve. RBS Group is also undertaking a new strategic direction which will result in a significant downsizing of the RBS Group, including simplifying the RBS Group by replacing the current divisional structure with three customer segments. The level of structural change required to implement the Group’s strategic and capital goals together with other regulatory requirements such as ring fencing are likely to be disruptive and increase operational risks for the RBS Group. There is no assurance that the RBS Group will be able to successfully implement its new strategy on which its capital plan depends or achieve its goals within the time frames contemplated or at all.

•          Despite the improved outlook for the global economy over the near to medium-term, actual or perceived difficult global economic conditions and increased competition, particularly in the UK, create challenging economic and market conditions and a difficult operating environment for the RBS Group’s businesses.  Uncertainties surrounding the referendum on Scottish independence and the implications of an affirmative outcome for independence are also likely to affect the Group. These factors, together with additional uncertainty relating to the recovery of the Eurozone economy where the Group has significant exposure and the risk of a return of volatile financial markets, in part due to the monetary policies and measures carried out by central banks, have been and will continue to adversely affect the Group’s businesses, earnings, financial condition and prospects.

•          The RBS Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments such as that which has occurred over the past several years could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. Certain regulatory measures introduced in the UK and in Europe relating to ring-fencing of bank activities may affect the Group’s borrowing costs, may impact product offerings and the viability of certain business models and require significant restructuring with the possible transfer of a large number of customers between legal entities.

•          The RBS Group could fail to attract or retain senior management, which may include members of the RBS Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

•          The RBS Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government’s adoption of the Financial Services (Banking Reform) Act 2013, the US Federal Reserve’s new rules for applying US capital, liquidity and enhanced prudential standards to certain of the Group’s US operations and ongoing reforms in the European Union with respect to capital requirements, stability and resolution of financial institutions, including CRD IV and other currently debated proposals such as the Resolution and Recovery Directive.

•          The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost due to increased regulatory constraints, could adversely affect the Group’s financial condition and results of operations. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government’s credit ratings which would be likely to be negatively impacted by political events, such as an affirmative outcome of the referendum for the independence of Scotland.

•          The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European, UK or US authorities) as well as structural changes that may result from the implementation of ring-fencing under the Financial Services (Banking Reform) Act 2013 or proposed changes of the US Federal Reserve with respect to the Group’s US operations. RBS Group’s ability to reach its target capital ratios in the medium term will turn on a number of factors including a significant downsizing of the RBS Group in part through the sale of RBS Citizens.

Financial review

Risk factors continued

•          The Group is, and may be, subject to litigation and regulatory and governmental investigations that may impact its business, reputation, results of operations and financial condition. Although the Group settled a number of legal proceedings and regulatory investigations during 2013, the Group is expected to continue to have a material exposure to legacy litigation and regulatory matter proceedings in the medium term. The Group also expects greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with new and existing laws and regulations such as anti-money laundering and anti-terrorism laws.

•          Operational and reputational risks are inherent in the Group’s businesses.

•          The Group is highly dependent on its information technology systems and has been and will continue to be subject to cyber attacks which expose the Group to loss of customer data or other sensitive information, and combined with other failures of the Group’s information technology systems, hinder its ability to service its clients which could result in long-term damage to the Group’s business and brand.

•          RBSG or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures, including recapitalisation of RBSG or any of its UK bank subsidiaries, through bail-in which has been introduced by the Financial Services (Banking Reform) Act 2013 and will come into force on a date stipulated by HM Treasury. These various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group’s businesses.

•          As a result of the UK Government’s majority shareholding in the Group it may be able to exercise a significant degree of influence over the Group including on dividend policy, the election of directors or appointment of senior management or limiting the Group’s operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of RBSG from the Official List.

•          The actual or perceived failure or worsening credit of the Group’s counterparties or borrowers, including sovereigns in the Eurozone, and depressed asset valuations resulting from poor market conditions have led the Group to realise and recognise significant impairment charges and write-downs which have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges.

•          The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

•          Recent developments in regulatory or tax legislation and any further significant developments could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

•          The RBS Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions, either of which, independently or in conjunction with additional or increased contribution requirements may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

Financial review

Financial summary

Summary consolidated income statement for the year ended 31 December 2013

	2013	2012*	2011*
	£m	£m	£m
Net interest income	4,021	2,873	3,007
Fees and commissions receivable	2,600	2,643	2,790
Fees and commissions payable	(490)	(428)	(343)
Income from trading activities	726	1,150	244
Gain on redemption of own debt	239	—	251
Other operating income	268	188	142
Non-interest income	3,343	3,553	3,084
Total income	7,364	6,426	6,091
Operating expenses	(8,762)	(6,542)	(5,793)
(Loss)/profit before impairment losses	(1,398)	(116)	298
Impairment losses	(5,407)	(3,183)	(4,792)
Operating loss before tax	(6,805)	(3,299)	(4,494)
Tax	842	47	600
Loss for the year	(5,963)	(3,252)	(3,894)
Non-controlling interests	—	—	(8)
Loss attributable to ordinary shareholders	(5,963)	(3,252)	(3,902)

*Restated – see page 3

2013 compared with 2012

Operating loss

Operating loss before tax was £6,805 million compared with £3,299 million in 2012 driven largely by additional charges for regulatory and legal actions and higher impairment losses, primarily reflecting increased provisions in connection with the creation of RBS Capital Resolution (RCR)(1).

Net interest income

Net interest income increased by £1,148 million, 40% to £4,021 million compared with £2,873 million in 2012. The increase was principally as a result of the transfer in October 2012 of the residential mortgage portfolio totalling £59 billion from National Westminster Home Loans Limited.

Non-interest income

Non-interest income decreased by £210 million, 6% to £3,343 million compared with £3,553 million in 2012, primarily due to lower trading income, down £424 million to £726 million, partially offset by a gain on redemption of own debt of £239 million.

Operating expenses

Operating expenses increased by £2,220 million, 34% to £8,762 million from £6,542 million in 2012. This was principally due to additional charges of £2,009 million for regulatory and legal actions, primarily in respect of mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions. This was partially offset by lower costs in relation to Interest Rate Hedging Products redress, down £85 million to £340 million.

Impairment losses

Impairment losses increased by £2,224 million to £5,407 million primarily reflecting the increased provisions recognised in connection with the creation of RCR, which was set up from 1 January 2014. Excluding the impact of the creation of RCR of £3,249 million, impairment losses decreased by £1,025 million to £2,158 million driven by significant improvements in Non-Core, Ulster Bank, UK Corporate and UK Retail.

Capital ratios

Capital ratios at 31 December 2013 were 10.6% (Core Tier 1), 11.5% (Tier 1) and 16.6% (Total).

Note:

(1)    During the year the Group recognised £3,293 million of impairment and other losses related to the establishment of RCR.  This comprises impairment losses of £3,249 million (of which £173 million relates to core Ulster Bank assets which were not transferred to RCR but are subject to the same strategy) and £44 million reduction in income reflecting asset valuation adjustments.

Financial review

Financial summary continued

2012 compared with 2011

Operating loss

Operating loss before tax fell by 27% to £3,299 million from £4,494 million in 2011, primarily due to higher income from trading activities and lower impairment losses partially offset by higher operating expenses, despite lower staff costs.

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

Operating expenses

Operating expenses increased by 13% to £6,542 million compared with £5,793 million in 2011 primarily due to a provision of £425 million to meet the costs of redress to small and medium sized businesses, classified as retail clients under FSA rules, who were mis-sold interest rate hedging products, higher management recharges from the holding company, costs of £120 million relating to the technology incident that affected the Group’s systems, and the write-down of goodwill of £117 million.

Impairment losses

Impairment losses were £3,183 million compared with £4,792 million in 2011. This was primarily driven by a £1,518 million, or 59% decrease in Non-Core impairments, mostly in the Ulster Bank and commercial real estate portfolios.

Capital ratios

Capital ratios at 31 December 2012 were 13.8% (Core Tier 1), 14.9% (Tier 1) and 18.2% (Total).

Financial review

Analysis of results
Net interest income
	2013	2012	2011
	£m	£m	£m
Interest receivable (1)	7,483	6,316	6,183
Interest payable	(3,462)	(3,443)	(3,176)
Net interest income	4,021	2,873	3,007

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	2.72	2.52	2.49
Cost of interest-bearing liabilities of the banking business	(1.75)	(1.80)	(1.69)
Interest spread of the banking business (3)	0.97	0.72	0.80
Benefit from interest-free funds	0.49	0.42	0.41
Net interest margin of the banking business (4)	1.46	1.14	1.21

Gross yield (2)
- Group	2.72	2.52	2.49
- UK	2.89	2.56	2.48
- Overseas	1.95	2.33	2.55
Interest spread (3)
- Group	0.97	0.72	0.80
- UK	1.09	0.76	0.80
- Overseas	0.51	0.56	0.81
Net interest margin (4)
- Group	1.46	1.14	1.21
- UK	1.53	1.08	1.13
- Overseas	1.16	1.38	1.49

National Westminster Bank Plc base rate (average)	0.50	0.50	0.50
London inter-bank three month offered rates (average)
- Sterling	0.52	0.82	0.87
- Eurodollar	0.24	0.43	0.33
- Euro	0.27	0.53	1.36

Notes:

(1)    Interest income includes £210 million (2012 - £223 million; 2011 - £270 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

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

Financial review

Average balance sheet and related interest
		2013			2012
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	101,665	764	0.75	119,270	1,602	1.34
	- Overseas	8,281	59	0.71	8,901	98	1.10
Loans and advances to customers	- UK	119,904	5,635	4.70	75,716	3,372	4.45
	- Overseas	42,545	935	2.20	43,223	1,120	2.59
Debt securities	- UK	2,598	88	3.39	3,467	116	3.35
	- Overseas	341	2	0.59	498	8	1.61
Interest-earning assets	- UK	224,167	6,487	2.89	198,453	5,090	2.56
	- Overseas	51,167	996	1.95	52,622	1,226	2.33
Total interest-earning assets	- banking business (1)	275,334	7,483	2.72	251,075	6,316	2.52
	- trading business (6)	94,194			107,807
Interest-earning assets		369,528			358,882
Non-interest-earning assets		17,953			28,711
Total assets		387,481			387,593

Percentage of assets applicable to overseas operations		37.0%			40.1%

Liabilities
Deposits by banks	- UK	6,004	68	1.13	19,473	741	3.81
	- Overseas	11,446	166	1.45	12,605	254	2.02
Customer accounts: demand deposits	- UK	57,873	307	0.53	58,391	344	0.59
	- Overseas	4,454	53	1.19	4,544	54	1.19
Customer accounts: savings deposits	- UK	73,296	1,042	1.42	67,792	1,224	1.81
	- Overseas	1,520	16	1.05	1,681	19	1.13
Customer accounts: other time deposits	- UK	27,948	1,376	4.92	11,444	351	3.07
	- Overseas	7,611	143	1.88	5,620	131	2.33
Debt securities in issue	- Overseas	2,597	18	0.69	3,360	32	0.95
Subordinated liabilities	- UK	7,056	258	3.66	7,019	282	4.02
	- Overseas	564	9	1.60	499	12	2.40
Internal funding of trading business	- UK	(2,109)	6	(0.28)	(684)	(1)	0.15
Interest-bearing liabilities	- UK	170,068	3,057	1.80	163,435	2,941	1.80
	- Overseas	28,192	405	1.44	28,309	502	1.77
Total interest-bearing liabilities	- banking business	198,260	3,462	1.75	191,744	3,443	1.80
	- trading business (6)	92,550			105,305
Interest-bearing liabilities		290,810			297,049
Non-interest-bearing liabilities:
Demand deposits	- UK	40,161			34,669
	- Overseas	9,893			9,190
Other liabilities		30,148			32,111
Owners' equity		16,469			14,574
Total liabilities and owners' equity		387,481			387,593

Percentage of liabilities applicable to overseas operations		37.9%			38.1%

For the notes to this table refer to page 10.

Financial review

Average balance sheet and related interest continued
		2011
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	114,214	1,248	1.09
	- Overseas	8,100	110	1.36
Loans and advances to customers	- UK	73,716	3,358	4.56
	- Overseas	46,982	1,307	2.78
Debt securities	- UK	3,641	139	3.82
	- Overseas	1,251	21	1.68
Interest-earning assets	- UK	191,571	4,745	2.48
	- Overseas	56,333	1,438	2.55
Total interest-earning assets	- banking business (1)	247,904	6,183	2.49
	- trading business (6)	115,328
Interest-earning assets		363,232
Non-interest-earning assets		29,708
Total assets		392,940

Percentage of assets applicable to overseas operations		45.8%

Liabilities
Deposits by banks	- UK	12,881	441	3.42
	- Overseas	13,839	287	2.07
Customer accounts: demand deposits	- UK	55,171	322	0.58
	- Overseas	4,888	47	0.96
Customer accounts: savings deposits	- UK	66,620	1,184	1.78
	- Overseas	2,664	36	1.35
Customer accounts: other time deposits	- UK	13,244	396	2.99
	- Overseas	7,726	144	1.86
Debt securities in issue	- UK	206	5	2.43
	- Overseas	4,620	70	1.52
Subordinated liabilities	- UK	6,888	221	3.21
	- Overseas	478	12	2.51
Internal funding of trading business	- UK	(1,160)	11	(0.95)
Interest-bearing liabilities	- UK	153,850	2,580	1.68
	- Overseas	34,215	596	1.74
Total interest-bearing liabilities	- banking business	188,065	3,176	1.69
	- trading business (6)	113,865
Interest-bearing liabilities		301,930
Non-interest-bearing liabilities:
Demand deposits	- UK	35,880
	- Overseas	8,452
Other liabilities		33,596
Owners' equity		13,082
Total liabilities and owners' equity		392,940

Percentage of liabilities applicable to overseas operations		43.7%

For the notes to this table refer to page 10.

Financial review

Analysis of change in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2013 over 2012			2012 over 2011
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	(210)	(628)	(838)	57	297	354
Overseas	(6)	(33)	(39)	10	(22)	(12)
Loans and advances to customers
UK	2,064	199	2,263	93	(79)	14
Overseas	(17)	(168)	(185)	(101)	(86)	(187)
Debt securities
UK	(29)	1	(28)	(6)	(17)	(23)
Overseas	(2)	(4)	(6)	(12)	(1)	(13)
Total interest receivable of the banking business
UK	1,825	(428)	1,397	144	201	345
Overseas	(25)	(205)	(230)	(103)	(109)	(212)
	1,800	(633)	1,167	41	92	133
Interest-bearing liabilities
Deposits by banks
UK	334	339	673	(245)	(55)	(300)
Overseas	22	66	88	26	7	33
Customer accounts: demand deposits
UK	3	34	37	(17)	(5)	(22)
Overseas	1	—	1	4	(11)	(7)
Customer accounts: savings deposits
UK	(95)	277	182	(20)	(20)	(40)
Overseas	2	1	3	12	5	17
Customer accounts: other time deposits
UK	(723)	(302)	(1,025)	55	(10)	45
Overseas	(41)	29	(12)	44	(31)	13
Debt securities in issue
UK	—	—	—	2	3	5
Overseas	6	8	14	16	22	38
Subordinated liabilities
UK	(1)	25	24	(4)	(57)	(61)
Overseas	(1)	4	3	(1)	1	—
Internal funding of trading business
UK	—	(7)	(7)	3	9	12
Total interest payable of the banking business
UK	(482)	366	(116)	(226)	(135)	(361)
Overseas	(11)	108	97	101	(7)	94
	(493)	474	(19)	(125)	(142)	(267)

Movement in net interest income
UK	1,343	(62)	1,281	(82)	66	(16)
Overseas	(36)	(97)	(133)	(2)	(116)	(118)
	1,307	(159)	1,148	(84)	(50)	(134)

Financial review

Consolidated balance sheet at 31 December 2013
	2013	2012*
	£m	£m
Assets
Cash and balances at central banks	2,493	2,298
Amounts due from holding company and fellow subsidiaries	127,484	125,127
Other loans and advances to banks	9,367	9,897
Loans and advances to banks	136,851	135,024
Amounts due from fellow subsidiaries	1,967	3,064
Other loans and advances to customers	175,321	191,444
Loans and advances to customers	177,288	194,508
Debt securities subject to repurchase agreements	17,212	28,008
Other debt securities	5,716	6,907
Debt securities	22,928	34,915
Equity shares	923	898
Settlement balances	3,241	2,362
Amounts due from holding company and fellow subsidiaries	1,931	2,532
Other derivatives	1,586	2,254
Derivatives	3,517	4,786
Intangible assets	797	736
Property, plant and equipment	1,754	2,048
Deferred tax	2,253	1,342
Prepayments, accrued income and other assets	1,415	1,820
Total assets	353,460	380,737

Liabilities
Amounts due to holding company and fellow subsidiaries	24,526	43,791
Other deposits by banks	11,388	14,393
Deposits by banks	35,914	58,184
Amounts due to fellow subsidiaries	21,881	5,897
Other customer accounts	245,991	258,090
Customer accounts	267,872	263,987
Debt securities in issue	2,111	3,966
Settlement balances	4,027	2,755
Short positions	8,254	11,840
Amounts due to holding company and fellow subsidiaries	3,526	4,980
Other derivatives	552	575
Derivatives	4,078	5,555
Accruals, deferred income and other liabilities	6,550	3,842
Retirement benefit liabilities	2,976	5,193
Amounts due to holding company	5,700	5,780
Other subordinated liabilities	1,828	1,847
Subordinated liabilities	7,528	7,627
Total liabilities	339,310	362,949

Non-controlling interests	1,278	1,257
Owners’ equity	12,872	16,531
Total equity	14,150	17,788

Total liabilities and equity	353,460	380,737

*Restated – see page 3.

Financial review

Commentary on consolidated balance sheet

2013 compared with 2012

Total assets of £353.5 billion at 31 December 2013 were down £27.3 billion, 7%, compared with 31 December 2012. This was principally driven by decreases in debt securities and loans and advances to customers.

Loans and advances to banks increased by £1.8 billion, 1%, to £136.9 billion. Placings with the holding company and fellow subsidiaries, up £2.3 billion, 2%, to £127.5 billion partially offset by a decrease in bank placings, down £0.5 billion, 5%, to £9.4 billion.

Loans and advances to customers declined £17.2 billion, 9%, to £177.3 billion. Within this, amounts due from fellow subsidiaries were down £1.1 billion, 36%, to £2.0 billion. Other loans and advances to customers decreased by £16.1 billion, 8%, to £175.3 billion principally reflecting reductions in reverse repurchase agreements in Markets, £9.5 billion, and reductions in Ulster Bank, £6.1 billion, due to additional impairment charges arising on the creation of RBS Capital Resolution and reduced corporate lending.

Debt securities were down £12.0 billion, 34%, to £22.9 billion, driven mainly by reductions within Markets in holdings of US government securities and financial institution bonds.

Movements in the value of derivative assets, down £1.3 billion, 27%, to £3.5 billion, and liabilities, down £1.5 billion, 27% to £4.1 billion, primarily reflects upward shifts in major yield curves which resulted in significant mark-to-market decreases on interest rate contracts and reductions in amounts due to and from the holding company and subsidiaries.

Deferred tax assets increased by £0.9 billion, 68%, to £2.3 billion as a result of unused tax losses in 2013.

Deposits by banks decreased £22.3 billion, 38%, to £35.9 billion, with a significant decrease in amounts due from the holding company and fellow subsidiaries, down £19.3 billion, 44%, to £24.5 billion and a decrease in other deposits by banks, down £3.0 billion, 21%, to £11.4 billion.

Customer accounts increased £3.9 billion, 1%, to £267.9 billion. Within this, amounts due to fellow subsidiaries increased £16.0 billion to £21.9 billion.  Other customer accounts were down £12.1 billion, 5%, at £246.0 billion, primarily reflecting decreases in repurchase agreements in Markets.

Debt securities in issue decreased £1.9 billion, 47%, to £2.1 billion due to lower funding requirements as a result of the reduction in the overall size of the balance sheet, with reductions primarily in securitisations and commercial paper.

Accruals, deferred income and other liabilities increased by £2.7 billion, 70%, to £6.5 billion as a result of additional provisions, primarily relating to mortgage-backed securities litigation following recent third party litigation settlements and regulatory decisions.

Retirement benefit liabilities decreased by £2.2 billion, 43%, to £3.0 billion with net actuarial gains of £0.3 billion arising from improved asset returns and higher discount rates partly offset by an increase in the assumed inflation rate.  For the Group’s Main Scheme, the settlement of a liability with RBS plc of £1.7 billion and additional employer contributions of £0.5 billion also reduced retirement benefit liabilities.

Owner’s equity decreased by £3.7 billion, 22%, to £12.9 billion, driven by the £6.0 billion attributable loss for the period offset by capital contributions from the holding company, £2.1 billion, and the recognition of actuarial gains in respect of the Group’s defined benefit pension schemes, net of tax, £0.1 billion and other reserve movements, £0.1 billion.

Financial review  Risk and balance sheet management

Risk and balance sheet management
17	Risk governance
23	Risk appetite
33	Capital management
38	Liquidity and funding risk
47	Credit risk
70	Balance sheet analysis
116	Market risk
130	Country risk
136	Other risks

Financial review  Risk and balance sheet management

Risk governance
18	Governance structure
18	Risk management
19	Conduct and Regulatory Affairs
19	Top and emerging risk scenarios
22	Stress testing

Financial review  Risk and balance sheet management

Presentation of information

Except as otherwise indicated by an asterisk (*), information in the Risk and balance sheet management section (pages 16 to 145) is within the scope of the Independent auditor’s report.

Risk and balance sheet management are conducted on an overall basis within the RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most part, discussions on these aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

Risk governance*

Governance structure

The RBS Group is committed to achieving the highest standards of corporate governance in every aspect of the business, including risk management.

A key aspect of the RBS Group Board’s responsibility as the main decision-making body at RBS Group level is the setting of RBS Group risk appetite to ensure that the levels of risk the RBS Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood.

The day-to-day management of risk in the RBS Group is carried out through two independent risk management functions: RBS Risk Management and RBS Group Conduct and Regulatory Affairs, which manage risk through independent oversight and challenge of both the customer-facing businesses and the support functions. These risk management functions provide an overarching risk control framework linked to the risk appetite of the RBS Group. For further detail on risk appetite, refer to page 23.

To enable the RBS Group Board to carry out its objectives, it delegates authority to various committees as required and appropriate. A number of key committees specifically consider risk across the RBS Group:

RBS Group Board - Sets and owns the Group’s risk appetite, which is cascaded across its divisions, functions and material legal entities. The RBS Group Board also sets the RBS Group’s strategic direction and carries out regular assessments to ensure that strategic plans are consistent with risk appetite.

Board Risk Committee - Provides oversight and advice on current and potential risk exposures, risk strategy and tolerance. The Committee also promotes a risk awareness culture within the RBS Group.

Group Executive Committee - Operates under delegated authority from the RBS Group Board and considers emerging issues material to both the RBS Group’s strategy and risk exposures. The RBS Group Executive Committee also oversees control frameworks.

Executive Risk Forum - Provides executive input to the RBS Group Board and the RBS Group Executive Committee on risk management issues such as risk appetite, risk policies and risk management strategies. It has full authority to act on all material and/or enterprise-wide risk and control matters across the RBS Group and implements RBS Group Board and RBS Group Executive Committee risk management decisions.

Group Audit Committee - Reviews accounting policies, financial reporting and regulatory compliance practices of the RBS Group, as well as its systems and standards of internal controls. It monitors the RBS Group’s processes for internal audit and external audit and relationships with regulatory authorities. It operates under delegated authority from the RBS Group Board.

Group Risk Committee - Oversees and acts on material and enterprise-wide risk and control matters across the RBS Group. It reviews and challenges risks and limits across the functional areas. It reviews risks and issues on both a thematic and specific basis, focusing on forward-looking, emerging risks. It considers the overall risk profile across the RBS Group and identifies any key issues for escalation to the Executive Risk Forum. It operates under delegated authority from the Executive Risk Forum.

In addition, functional risk committees ensure that effective risk control frameworks are in place and that limits are consistent with the RBS Group’s risk appetite. Divisional executive committees develop, own and manage divisional risk appetites, ensuring that these are consistent with the RBS Group’s targets.

Risk management

The RBS Group Chief Risk Officer leads RBS Risk Management through the strategic setting and execution of its responsibilities. The RBS Group Chief Risk Officer reports directly to the RBS Group Chief Executive and the Board Risk Committee, with a right of access to the Chairman of the Board Risk Committee.

RBS Risk Management is designed to align as closely as possible with the customer-facing businesses and support functions while maintaining an appropriate level of independence. This underpins the RBS Group’s approach to risk management and is reinforced through the RBS Group by reporting lines from divisions to RBS Risk Management and from RBS Risk Management to senior executives, Boards and Committees.

In RBS Risk Management, the following RBS Group risk functional heads report directly to the RBS Group Chief Risk Officer and are responsible for RBS Group-wide risk appetite and standards under their respective disciplines:

•         RBS Group Head of Operational Risk;

•         RBS Group Chief Credit Officer;

•         Head of Enterprise Risk Management;

•         Head of Global Country Risk; and

•         Chief Operating Officer, RBS Risk Management.

Risk management in divisions focuses on all material risks including credit, market, operational, regulatory, country and business risk (refer to pages 28 to 32 for further detail of these risks). Liquidity risk and the day-to-day management of liquidity and funding of the RBS Group’s assets is RBS Group Treasury’s responsibility (refer to page 27). Oversight of risk in divisions is the responsibility of the relevant divisional Chief Risk Officer (CRO), with input from the relevant RBS Group risk function heads.

*unaudited

Financial review  Risk and balance sheet management

Risk governance* continued

Risk management continued

This involves ensuring:

•         All activities undertaken by the individual divisions are consistent with the RBS Group’s risk appetite targets;

•         RBS Group policies and resulting operating frameworks, including delegated authorities and limits, are complied with through effective monitoring and exception reporting; and

•         Operation of RBS Group-wide risk processes such as the RBS Group Policy Framework and the New Product Risk Assessment Process are effective.

Divisional CROs report directly to the RBS Group Chief Risk Officer.

The RBS Group Chief Risk Officer has direct involvement in the selection, appointment or removal of divisional CROs and RBS Group risk function heads and also has responsibility for their ongoing performance assessment and management.

Divisions mirror the RBS Group risk management structure: divisional executive committees are responsible for setting and managing their exposures in line with their risk appetite and within RBS Group constraints. The divisional risk committees oversee risk exposures arising from divisional business activities and focus on ensuring that the associated risks are adequately monitored and controlled. The divisional CROs provide independent oversight of this process, with support from the RBS Group Chief Risk Officer and RBS Group risk function heads as appropriate. Additional challenge and oversight is provided by RBS Group risk function heads on an ongoing basis and by divisional risk and audit committees on a periodic review basis. For a summary of the main risk types faced by the RBS Group and how it manages each of them, refer to pages 27 to 32.

Conduct and Regulatory Affairs

Created in August 2013, by amalgamating RBS Group Compliance (previously part of RBS Risk Management) and RBS Regulatory Affairs (formerly part of RBS Legal), RBS Group Conduct and Regulatory Affairs is led by the RBS Group Head of Conduct and Regulatory Affairs, who reports directly to the RBS Group Chief Executive and the Board Risk Committee, with right of access to the Chairman of the Board.

The following functional heads report directly to the RBS Group Head of Conduct and Regulatory Affairs, each of whom is responsible for the firm-wide risk appetite and standards of their respective disciplines: the Global Head of Compliance; the Global Head of Financial Crime; and the Director, RBS Regulatory Affairs.

A Chief Compliance Officer in each division (reporting to the Global Head of Compliance) provides advisory support to assist the divisions’ management of conduct, regulatory affairs and financial crime.

Three lines of defence

The three lines of defence is an industry-wide model for the management of risk, understood as a clear set of principles by which to implement a cohesive operating model across an organisation. The model’s main purpose is to define accountabilities and responsibilities for managing risk across the organisation.

1st line of defence - Business units including all business areas and functions are accountable for owning and managing the risks which exist in their area within a defined risk appetite and framework.

2nd line of defence - Independent monitoring and control functions, as well as RBS Group Policy Standard owners, are accountable for owning and developing the risk and control frameworks and tools which the 1st line of defence uses to discharge its responsibilities. The 2nd line of defence must be appropriately independent from the business and accountable for overseeing and challenging the 1st line of defence on the effective management of its risks.

3rd line of defence - RBS Group Internal Audit provides independent assurance on the appropriateness of the design and operational effectiveness of risk management and internal control processes that mitigate the RBS Group’s key risks.

Top and emerging risk scenarios

As part of its risk management process, the RBS Group identifies and monitors its top and emerging risk scenarios. These are events that, should they materialise, would lead to a significant unexpected negative outcome, thereby causing the RBS Group as a whole, or a particular division, to fail to meet one or more strategic objectives. In assessing the potential impact of risk materialisation, the RBS Group takes into account both financial and reputational considerations.

Management is concerned with a range of risk scenarios. However, a small number attracted particular attention from senior management during the past year. These were grouped into four broad categories:

•         Macroeconomic risks;

•         Conduct, regulatory and legal risks;

•         Risks related to the Group’s operations; and

•         Political risk.

Further information on these and other risks facing the Group is detailed in Risk factors on pages 268 to 282.

*unaudited

Financial review  Risk and balance sheet management

Risk governance* continued

Top and emerging risk scenarios continued

The RBS Group’s top and emerging risks as relevant for NatWest Group are as follows:

Macroeconomic risks

(i) Increased impairments arising from defaults in sectors to which the Group has concentrated exposures, particularly commercial real estate and shipping

The Group has material exposure to borrowers in a number of sectors, particularly shipping. This sector has experienced falling revenues and declining asset values. If global economic growth remains subdued, losses in these sectors may increase unexpectedly. Any such losses may be exacerbated by issues related to controls.

Impact on the Group

If borrowers default, the value of the Group’s collateral may prove inadequate to repay the associated debt, leading to increased impairments. UK Corporate is likely to be most affected.

Mitigants

Optimisation of the Group’s shipping and a significant proportion of commercial real estate portfolios is part of Capital Resolution Group strategy.

(ii) Increased impairments arising from a more severe than expected economic downturn

The RBS Group’s return to profitability depends on the economic recovery of its major markets. If their recovery is slower than expected, the Group’s return to profitability and private ownership may also be deferred. All divisions could be affected.

Impact on the Group

A slower than expected recovery would likely result in lower revenues and income, and higher impairments. It could also result in higher operational losses. If such a downturn were prolonged, capital might also be negatively affected.

Mitigants

The Group develops business plans to take into account the possibility of slow economic growth and implemented strategies, such as cost reductions, to reduce its vulnerability.

(iii) An increase in the Group’s obligations to support pension schemes

The Group has established various pension schemes for its employees as a result of which it has incurred certain obligations as sponsor of these schemes. If economic growth stagnates and interest rates remain low as a result, the value of pension scheme assets may not be adequate to fund the pension schemes’ liabilities. All of the Group’s businesses are exposed to this risk.

Impact on the Group

As asset values were lower and liabilities higher when valued most recently, the Group may be required to set aside additional capital in support of the schemes. The amount of additional capital required depends on the size of the shortfall when the assets are valued as well as the efficacy, and acceptability to the regulator, of management actions undertaken to address it.

In addition, the Group may be required to increase its cash contributions to the schemes. Similarly, the amount of additional cash contributions that may be required depends on the size of the shortfall when the assets are valued. If interest rates fall further, the value of the schemes’ assets may decline while the value of their liabilities increases, leading to a need to increase cash contributions.

Mitigants

The trustee is responsible for the investment of the main scheme’s assets, which are held separately from the assets of the Group.

Conduct, regulatory and legal risks

(i) Increased conduct costs and reputational damage arising from a failure to achieve fair customer outcomes.

In order to achieve its strategic objectives, the Group must put the customer at the heart of its business.

Impact on the Group

Failure to do so would cause the Group to fail to achieve its strategic objectives, which would affect earnings, liquidity, capital and shareholder confidence adversely. The risk of failure affects all divisions.

Mitigants

In order to address this risk, during the year the Group continued to embed good conduct at the heart of the business to ensure fair outcomes for customers.

(ii) Losses or reputational damage arising from litigation

Given its diverse operations, the Group is exposed to the risk of litigation. For example, during the course of 2013, it was subject to shareholder litigation, securities related litigation, various class actions claims, including those related to LIBOR and foreign exchange trading, and mass consumer claims such as those related to Payment Protection Insurance and interest rate hedging products. This risk affects all of the Group's divisions.

Impact on the Group

As a result of litigation, the Group may incur fines, be ordered to pay damages or other compensation, suffer reputational damage, or face limitations on its ability to operate. For example, in the case of LIBOR, the Group agreed to pay settlement penalties to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements.

*unaudited

Financial review  Risk and balance sheet management

Risk governance* continued

Top and emerging risk scenarios continued

Mitigants

The Group defends claims against it to the best of its ability and it co-operates fully with various governmental and regulatory authorities.

(iii) Increased costs arising from a failure to demonstrate compliance with existing regulatory requirements related to conduct, particularly with respect to mis-selling

The Group is subject to regulation governing the conduct of its business activities. For example, it must ensure that it sells its products and services only to informed customers. This affects divisions and legal entities within the RBS Group.

Impact on the Group

If the Group sells products to uninformed customers, or fails to handle complaints well, it may be subject to fines, incur remediation costs or even be subject to criminal charges. It may also suffer significant damage to its reputation.

Mitigants

Although more work needs to be done to mitigate this risk, the Group has simplified some products and stopped offering others. Where appropriate, it has compensated purchasers of some products and services, such as payment protection insurance and certain interest rate hedging products. Future payments of such compensation would give rise to additional costs.

Risks related to the Group’s operations

(i) Increased losses arising from cyber attacks

The Group has experienced cyber attacks, which are increasing in frequency and severity across the industry. This risk affects all divisions.

Impact on the Group

A successful cyber attack could lead to fraudulent activity or the loss of customer data. The Group could experience significant losses as a result of the need to reimburse customers, pay fines or both. Furthermore, a successful cyber attack could cause significant damage to the Group’s reputation.

Mitigants

The Group has participated in an industry-wide cyber attack simulation. It has also initiated a large scale programme to improve controls over user access. In addition, it has reviewed its websites and taken steps to rationalise them, put additional anti-virus protections in place and taken steps to educate staff on information protection.

(ii) Increased losses arising from the failure of information technology systems

The Group’s information technology systems are vulnerable to failure. Because they are complex, recovering from failure is very challenging.

Impact on the Group

A failure of information technology systems could lead to the Group’s inability to process transactions or provide services to its customers. Should a failure not be rectified promptly, the Group might lose customers, be subject to fines, incur remediation costs or face legal action. Its reputation might also suffer.

Mitigants

The Group has launched a major investment programme to improve resilience, which has already had an impact. The Group has also enhanced its back up systems and created a ‘shadow bank’ capable of providing basic services in the event of need. Finally, the Group is improving the documentation of critical business functions.

(iii) Increased costs arising from a failure to execute successfully major projects

The RBS Group has a number of major projects underway, the successful conclusion of which is essential if it is to meet new regulatory and strategic requirements. These new requirements affect its organisational structure, its business strategies, its information technology systems, its operational processes and its product offerings. Given the number, scale and complexity of these projects, the RBS Group may not complete them successfully, or at all. This affects divisions and legal entities within the RBS Group.

Impact on the RBS Group

If the RBS Group does not complete these projects successfully, the interests of customers may be affected, necessitating customer redress. The RBS Group may also incur regulatory fines, lose market share and suffer damage to its reputation.

Mitigants

The RBS Group is working to implement change in line with its project plans while assessing the risks to implementation and taking steps to mitigate those risks where possible.

(iv) Increased costs due to an inability to recruit or retain suitable staff

The Group is undergoing significant organisational change, the result of a need to implement new business strategies and respond to a changing external environment. The pace of change, coupled with the associated uncertainty may cause experienced staff members to leave the Group and prospective staff members not to join. Although these risks concern all divisions, they particularly affect Markets.

Impact on the Group

If it cannot retain or attract the necessary staff members, the Group may be unable to implement its business strategies or meet regulatory requirements on time, or at all. It may also experience control failures. The Group’s reputation may suffer as a result.

Mitigants

The Group has communicated expected changes in its organisational structure to members of staff, implementing plans aimed at minimising unexpected staff losses. The Group is also working to develop and implement an enhanced recruitment strategy.

*unaudited

Financial review  Risk and balance sheet management

Risk governance* continued

Top and emerging risk scenarios continued

Political risks

The RBS Group and the Royal Bank, its principal operating subsidiary, are both headquartered and incorporated in Scotland. The Scottish Government is holding a referendum in September 2014 on the question of Scottish independence from the UK. Although the outcome of the referendum is uncertain, subject to any mitigating factors, the uncertainties resulting from an affirmative vote in favour of independence would be likely to significantly impact the Group’s credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the Group is subject. Were Scotland to become independent, it may also affect Scotland’s status in the European Union.

The occurrence of any of the impacts above could significantly impact the Group’s costs and would have a material adverse effect on the Group’s business, financial condition, results of operations, and prospects.

Stress testing

Governance

Stress testing is the evaluation of a bank’s financial position under severe but plausible stress scenarios. Stress testing also refers to the broader framework under which these tests are developed, evaluated and used within the RBS Group’s decision-making process in the context of the wider economic environment.

The RBS Group’s stress testing framework is designed to embed stress testing as a key risk management technique into mainstream risk reporting, capital planning and business processes at divisional, legal entity and RBS Group levels.

The Executive Risk Forum (refer to Risk governance on page 18 for further information) is the main body overseeing the RBS Group's stress testing approach, processes and results. The forum is primarily responsible for reviewing and challenging the results of any RBS Group-wide stress test and ensuring that, where necessary, appropriate management actions are undertaken.

The Board Risk Committee receives reports detailing stress tests undertaken as part of the financial planning process. It reviews and challenges the stress scenarios and considers their impact on the RBS Group's financial position. These reports outline relevant management actions as well as the extent to which such actions mitigate the effects of the stress scenario on the RBS Group’s capital adequacy.

The Board Risk Committee may also request additional stress tests as it deems necessary. Stress testing forms part of the RBS Group's risk and capital management framework and is a major component of the Basel III requirements. It highlights to senior management potential unexpected adverse outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses should adverse scenarios materialise.

Scenario selection

Stress test scenarios target both firm-wide vulnerabilities and negative global impacts. They consider a five year horizon and include stress projections for macroeconomic variables such as gross domestic product, unemployment rates, property prices, stock price indices, interest rates and inflation. The tests include a variety of scenarios, including some featuring an intensification of the eurozone’s sovereign debt problems.

Under one of them, there is a severe recession in the UK in 2013/2014, a sharp rise in unemployment and a marked fall in equity prices. There are downgrades of UK sovereign debt by two notches, and corresponding downgrades for UK banks, including the RBS Group, leading to increased funding costs and lower levels of lending. As the economic environment deteriorates, there is market concern about losses in the banking sector.

Another test run in 2013 is a high inflation-no growth scenario. Inflationary pressures surge as a result of the growth in central bank balance sheets in recent years. Sovereign bond yields rise steeply as market sentiment sours, and there is a reduction in disposable income and corporate profits, leading to a global recession. Recovery begins only in late 2014. As the bank’s risk profile improves as a result of deleveraging, it should be better able to withstand extreme stress scenarios.

Methodologies

Stress testing is part of the financial planning process and is conducted and presented to senior management semi-annually. Once simply conducted principally to meet regulatory requirements, it is now an integral part of enterprise risk management and used to assess the impact of business decisions on the RBS Group's capital position.

As part of the financial planning and strategy cycle, stress tests are conducted by divisions and aggregated to produce firm-wide results. These stress tests are also used for monitoring divisional and RBS Group risk appetite.

Risk-type specific stress testing is also conducted. For example, within the market risk management framework, a comprehensive programme of stress tests covers a variety of historical and hypothetical scenarios.

Reverse stress testing, explicitly identifying and assessing scenarios most likely to render the bank’s business model unviable, is also conducted as required by the PRA. In order to cross the business model failure threshold, an instantaneous one year global shock of a similar scale as the 2008 financial crisis is required, but the impact of such a scenario is more likely to be felt over multiple years. Future revenues, and the gradual disposal of Non-Core assets, would partially offset losses, making failure much less likely.

Portfolios subject to review

Portfolio specific stress tests assess the reaction of key-focus portfolios to systemic shocks and individual risk factors to identify potential vulnerabilities, including risks that have not yet matured or are not yet visible. They assess the potential for outsized losses and the impact of rebalancing portfolios.

*unaudited

Financial review  Risk and balance sheet management

Risk appetite
24	Strategic risk objectives
24	Risk appetite measures
25	Culture, values and remuneration
25	- Objectives for risk culture
26	- Risk culture policies
26	- Training
26	- Challenge mechanisms
26	- Risk-based key performance indicators
27	- Risk coverage

Financial review  Risk and balance sheet management

Risk appetite*

Risk appetite is both a key business tool and an integral part of the RBS Group’s enterprise-wide approach to risk management. It is aligned with the RBS Group’s strategic objectives, aiming to strike an optimal balance between building a sustainable risk profile and creating long-term value for the RBS Group’s customers, investors and wider stakeholders. The risk appetite framework seeks to ensure that each business can withstand significant deteriorations in economic and market conditions.

The RBS Group’s risk appetite is set and owned by the RBS Group Board which identifies and establishes the level and types of risks the RBS Group is able and willing to take in order to meet its:

•         Strategic objectives - the RBS Group’s strategic plan is built on the core foundations of serving customers well, building a sustainable risk profile and creating long-term value for its shareholders; and

•         Wider obligations to stakeholders - a bank that is safe and sound and puts serving customers at the heart of its thinking will also perform well for its owners, employees, regulators and communities.

Risk appetite is cascaded and embedded across the RBS Group. The risk appetite framework provides each business with a greater understanding of acceptable risk levels, aligning commercial strategies with the most effective use of financial resources, such as capital, funding and risk capacity. Risk appetite provides a solid platform that allows the RBS Group to focus on its key business strengths and competitive advantages over the long term.

The Board Risk Committee reviews the RBS Group’s risk appetite framework and targets on an annual basis to ensure they remain aligned with strategic objectives, business performance, emerging risks and changes in the external environment.

Strategic risk objectives

Risk management plays an integral role in the delivery of the RBS Group’s strategic goal. The implementation of a stronger and more effective culture of risk management and control provides the platform necessary to address vulnerabilities, rebuild on core strengths and position the RBS Group on a sustainable and profitable path for future growth.

Financial strength and resilience are at the heart of the RBS Group’s strategic plan. The RBS Group has defined this level of robustness as that which is capable of achieving and sustaining a standalone credit rating (i.e. without government support) that is in line with those of its strongest international peers.

Given this central aim, in 2009 the RBS Group Board set out four key strategic objectives, aligned with the RBS Group’s strategic plan.

•         Maintain capital adequacy. To ensure that the RBS Group has sufficient capital resources to meet regulatory requirements and to cover the potential for unexpected losses in its asset portfolio.

•         Deliver stable earnings growth. To ensure that strategic growth is based around a longer-term risk versus reward consideration, with significantly lower volatility in underlying profitability than was seen during the financial crisis.

•         Ensure stable and efficient access to funding and liquidity. To ensure that the RBS Group has sufficient funding to meet its obligations, taking account of the constraint that some forms of funding may not be available when they are most needed.

•         Maintain stakeholder confidence. To ensure that stakeholders have confidence in the RBS Group’s recovery plan, its ability to deliver its strategic objectives and the effectiveness of its business culture and operational controls.

Each objective is essential in its own right, but also mutually supportive of the others. The strategic risk objectives are the bridge between the RBS Group-level business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business divisions on a day-to-day basis.

Risk appetite measures

Risk appetite starts with the strategic goals and risk philosophy set by the RBS Group Board and is cascaded through key targets, limits and risk tolerances that influence decision making, from the enterprise-wide to the transactional level.

The risk appetite framework is based on four main pillars:

•         Risk envelope metrics - The RBS Group has set sustainable business goals over a medium-term horizon, including a target for the capital ratio, leverage ratio, loan:deposit ratio, liquidity portfolio and use of wholesale funding. These are the broad boundaries within which the RBS Group operates. Non-Core division also acts as a primary driver for reducing risk and the size of the balance sheet.

*unaudited

Financial review  Risk and balance sheet management

Risk appetite* continued

Risk appetite measures continued

•         Quantitative risk appetite targets - Risk appetite is also aligned with potential risk exposures and vulnerabilities under severe but plausible stress conditions. Quantitative targets, to be met under stress conditions, are set around the RBS Group’s strategic risk objectives for maintaining capital adequacy, delivering stable earnings growth and ensuring stable and efficient access to funding and liquidity.

•         Qualitative risk appetite targets - The fourth strategic risk objective of maintaining stakeholder confidence covers qualitative aspects relating to the culture of risk management and controls and meeting stakeholder expectations. Risk appetite is based around identified expectations across a range of stakeholders (e.g. customers, employees, investors and the general public) and is closely aligned with key risk policies and controls (e.g. the RBS Group Policy Framework, conduct risk and reputational risk).

•         Risk control frameworks and limits - Risk control frameworks set detailed tolerances and limits for material risk types (e.g. credit risk, market risk, conduct risk and operational risk) that are used to manage risk on a day-to-day basis. These limits support and are required to be consistent with the high-level risk appetite targets.

The framework is supported by a programme of communication, engagement and training rolled out across the RBS Group to embed a wide understanding of the purpose and value of an effective risk appetite.

Risk appetite supports value creation in a safe sustainable way. It is embedded within the annual planning and budgeting process. Business strategies are designed on the basis of key value drivers (e.g. customer franchises, income and profit generation, synergies) and whether they fit within agreed risk appetite boundaries. A range of different but complementary tools have been developed to measure whether strategic plans are consistent with risk appetite, to test broader ‘what if’ questions and to assess the impact of changes in key assumptions:

•         Integrated stress testing - assesses how earnings, capital and funding positions change under an unfavourable, yet plausible, scenario. Stress scenarios can differ by theme, geographical location or severity.

•         Economic capital - provides complementary insights, with a breadth of understanding of risk profile changes and ‘tail risks’ generated by stimulating millions of different scenarios.

•         Sensitivity analysis - provides ‘ready reckoners’ around changes in key variables. It provides a high-level view on questions such as ‘what if gross domestic product worsened by a further 1%’, identifying certain tipping points where the RBS Group’s risk profile moves outside appetite.

More effective processes for reporting the results have also been developed, presenting the Board and senior management with a more holistic and dynamic view of key risk exposures.

Risk appetite is set at the RBS Group level then cascaded and embedded across all business areas. Each division is required to develop, own and manage a risk appetite statement aligned with the RBS Group’s risk appetite and:

•         Covers all identified material risks;

•         Enables each business to understand its acceptable levels of risk; and

•         Ensures that commercial strategies are aligned with the use of available financial resources.

By setting a clear risk appetite and embedding a strong risk culture throughout its businesses, the RBS Group can identify, measure and control risk exposures and respond effectively to shocks. Each division is responsible for ensuring its strategic plans are consistent with its approved risk appetite.

Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite targets in day-to-day risk management decisions. The risk control frameworks manage risk concentrations on a ‘bottom-up’ basis through portfolio and product limit setting, expressing a clear tolerance for material risk types that is aligned to business activities. These are aligned with a ‘top-down’ approach via a calibration of their aggregate contribution with the RBS Group’s risk appetite targets (i.e. earnings volatility, capital and liquidity consumption and impact on stakeholder confidence).

The RBS Group Policy Framework directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in the RBS Group’s risk control and governance. Its integrated approach is designed to ensure that an appropriate standard of control is set for each of the material risks the RBS Group faces, with an effective assurance process put in place to monitor and report on performance. Risk appetite has its own policy standard within the RBS Group Policy Framework that sets out clear roles and responsibilities to measure, cascade and report performance against risk appetite, as well as to provide assurances that business is being conducted within approved risk limits and tolerances.

Culture, values and remuneration

Objectives for risk culture

Risk culture plays a key role in the RBS Group’s ambition to build “a really good bank”. A strong risk culture is a key part of ensuring risk appetite is effectively embedded across the RBS Group. The link between risk appetite and strategic objectives encourages people at all levels of the business to think about risk, how they identify it and how they manage it. It incorporates the quantitative and qualitative aspects of risk and uses both absolute and relative risk measures.

*unaudited

Financial review  Risk and balance sheet management

Risk appetite* continued

Culture, values and remuneration continued

Risk culture policies

The RBS Group’s values - of “serving customers well”, “working together”, “doing the right thing” and “thinking long term” - act as a clear starting point for a strong and effective risk culture. A wide range of communication and engagement activities (detailed below) has been undertaken to discuss the meaning of each value with employees and how they affect and guide day-to-day activities.

The embedding of the RBS Group’s values into a strong risk culture is supported by a revised and more focused Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the RBS Group’s values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These business principles cover conduct related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the RBS Group’s values with its commercial strategy and actions. The embedding of business principles facilitates sound decision making and a clear focus on good customer outcomes in ‘the moments that matter’. It is aligned with the people management and remuneration processes to support a positive and strong risk culture through appropriate incentive structures.

Training

Across the risk management function, a series of events and activities have been undertaken to ‘bring alive’ the RBS Group’s values and culture for employees. This is supported by performance management processes that hold individuals to account for poor behaviour and reward the behaviour that supports our purpose, visions and values.

Challenge mechanisms

A simple decision making guide (called the “YES check”) has been included within the Code of Conduct. It is a simple, intuitive set of five questions, designed to ensure the values guide day-to-day decisions:

•         Does what I am doing keep our customers and the Bank safe and secure?

•         Would customers and colleagues say I am acting with integrity?

•         Am I happy with how this would be perceived on the outside?

•         Is what I am doing meeting the standards of conduct required?

•         In five years time would others see this as a good way to work?

Each question is a prompt to think about the situation and how it fits with the RBS Group’s values. It ensures that employees can think through decisions that don’t have a clear answer, guiding the judgements behind their decisions and actions.

Risk-based key performance indicators

The RBS Group’s policy standards require all current Code Staff roles to use a balanced scorecard approach to performance management. This ensures recognition of the longer-term business requirements and a balance between financial and non-financial metrics, including an evaluation of adherence to internal controls and risk management. Since 2011, all Code Staff roles have had specific risk objectives in their performance plan.

Unvested awards are subject to clawback and may be reduced, or forfeited in full, at the discretion of the RBS Group Performance and Remuneration Committee. For Code Staff roles, the Committee can apply clawback if the company, business area and team, or the individual subsequently incurs significant loss (either financial or reputational), or if the RBS Group as a whole suffers a material failure of risk management or material downturn in its financial performance.

Awards to employees under the RBS Group's long-term incentive plan are subject to financial and operational measures and an underlying requirement for effective risk management during the performance period.

The RBS Group Performance and Remuneration Committee has put in place a RBS Group-wide remuneration policy which is explicitly aligned with effective risk management. Performance is a key input into the determining of remuneration levels. RBS Group and divisional plans and targets are aligned with the risk appetite and the long-term interests of the RBS Group, as determined by the Board. These targets are the basis of RBS Group Executive members’ objectives, which are approved by the RBS Group Performance and Remuneration Committee. These objectives are then cascaded through the divisions and functions.

There is significant focus on risk in performance assessment with all executives and Code Staff receiving specific risk feedback through an independent “360-degree” feedback process. As part of the line manager’s assessment of individual performance divisional control functions, including risk, provide independent input to the line manager.

*unaudited

Financial review  Risk and balance sheet management

Risk appetite* continued

Culture, values and remuneration continued

Risk coverage

The RBS Group continued to strengthen its approach to risk management amid a challenging and ever-changing external environment in 2013. Areas of progress included:

•         The completion of the phased roll-out of the RBS Group's conduct risk policies and of a more effective operating model, supported by the development and delivery of awareness initiatives and targeted training;

•         The implementation of the enhanced country risk appetite framework, including top-down risk appetite, and of enhanced assurance processes;

•         The introduction of a new integrated operating model for managing regulatory developments, which combines divisional and functional teams to leverage expertise more effectively; and

•         Further strengthening of the RBS Group’s credit risk management framework.

The main risk types faced by the Group are presented below, together with a summary of the key areas of focus and how the Group managed these risks in 2013. In preparing disclosures related to these risks, the Group has considered the recommendations of the Enhanced Disclosure Task Force issued in October 2012.

Risk type	Definition	Features	2013 aspects
Capital adequacy risk	The risk that the RBS Group has insufficient capital.

Arises from: Inefficient management of capital resources.

Character and impact: Characterised typically by credit risk losses.

It has the potential to disrupt the business if there is insufficient capital to support business activities. It also has the potential to cause the RBS Group to fail to meet regulatory requirements. RBS Group capital and earnings may be affected, impairing the activities of all divisions.

The Group’s Core Tier 1 ratio was 10.6%. Refer to the Capital management section on pages 33 to 37 for further information.
Liquidity and funding risk	The risk that the RBS Group is unable to meet its financial liabilities as they fall due.

Arises from: The RBS Group’s day-to-day operations.

Character and impact: Dependent on company-specific factors such as maturity profile and composition of sources and uses of funding, the quality and size of the liquid asset buffer as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

It has the potential to cause the RBS Group to fail to meet regulatory liquidity requirements, become unable to support normal banking activity or at worst cease to be a going concern. Adverse impact on customer and investor confidence in the RBS Group and the wider financial system is also possible.

Liquidity and funding metrics continued to strengthen. Refer to the Liquidity and funding risk section on pages 38 to 46 for further information.

*unaudited

Financial review  Risk and balance sheet management

Risk appetite* continued

Risk coverage continued

Risk type	Definition	Features	2013 aspects
Credit risk	The risk of financial loss due to the failure of a customer, or counterparty, to meet its obligation to settle outstanding amounts.

Arises from: Deterioration of the credit quality of customers or counterparties of the Group, leaving them unable to meet their contractual obligations.

Character and impact: Losses can vary materially across portfolios and may include the risk of loss due to the concentration of credit risk related to a specific product, asset class, sector or counterparty.

It has the potential to affect adversely the Group’s financial performance and capital.

During 2013, loan impairment charges were £5.4 billion, of which £3.2 billion related to the creation of RCR and the related strategy. Excluding the increased impairments related to RCR, loan impairment losses fell by £1.0 billion. Impairment provisions covered risk elements in lending of £25.1 billion by 72%, up from 57% a year earlier. Credit risk RWAs fell by 9% to £97.4 billion, reflecting risk reduction and core product focus in Markets as well as Non-Core disposals and run-off.

Credit risk is managed using a suite of credit approval, risk concentration, early warning and problem management frameworks as well as associated risk management tools.

The focus in 2013 was on the calibration of the credit control framework to align with RBS Group risk appetite targets and the enhancement of existing Basel models.

Refer to the Credit risk section and Balance sheet analysis sections on pages 47 to 115 for further information.

Market risk

The risk of loss arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other risk-related factors such as market volatilities that may lead to a reduction in earnings, economic value or both.

Arises from: Adverse movements in market prices.

Character and impact: Characterised by frequent small losses, which are material in aggregate, and infrequent large material losses due to stress events.

It has the potential to materially affect financial performance in Markets and International Banking, Non-Core and RBS Group Treasury where the RBS Group has the majority of its exposures. The RBS Group’s non-trading activities in retail and commercial businesses can also be affected through interest rate risk and foreign exchange non traded exposures.

During 2013, average trading value-at-risk (VaR) decreased from £21 million to £18 million, reflecting risk reduction. Ongoing reductions in the asset-backed securities inventory drove down the risk even further in the second half of 2013.

Refer to the Market risk section on pages 116 to 129 for further information.

*unaudited

Financial review  Risk and balance sheet management

Risk appetite* continued

Risk coverage continued

Risk type	Definition	Features	2013 aspects
Country risk	The risk of losses occurring as a result of either a country event or unfavourable country operating conditions.

Arises from: Sovereign events, economic events, political events, natural disasters or conflicts.

Character and impact: Primarily present in credit portfolios of Markets, International Banking, Ulster Bank (Ireland), RBS Group Centre (mainly Treasury) and Non-Core.

It has the potential to affect parts of the RBS Group’s credit portfolio that are directly or indirectly linked to the country in question.

The RBS Group Country Risk Committee manages country risk matters including: risk appetite; risk management strategy and framework; risk exposure and policy; sovereign ratings; sovereign loss given default rates; and country Watchlist colours, with escalation where needed to the Executive Risk Forum.

Regular, detailed reviews are carried out on all portfolios to ensure their composition remains in line with the RBS Group’s country risk appetite and reflects economic and political developments.

A country risk Watchlist process identifies emerging issues and assists in the development of mitigation strategies. In 2013, the scope of this process was widened to include all countries with RBS Group exposure.

Balance sheet exposure to eurozone periphery countries continued to fall, and was down by 3% to £35.2 billion at the end of 2013, of which the majority related to Ireland, primarily reflecting exposures in Ulster Bank.

Refer to the Country risk section on pages 130 to 135 for further information.

Conduct risk	The risk that the conduct of the RBS Group and its staff towards its customers, or within the markets in which it operates, leads to reputational damage and/or financial loss.

Arises from: Breaches of regulatory rules or laws, resulting from the RBS Group’s retail or wholesale conduct; or from failing to meet customers’ or regulators’ expectations of the RBS Group.

Character and impact: Failures in product design, training and competence, complaint handling and transaction reporting can lead to an increase in complaints, compensation claims and regulatory censure.

It has the potential to affect earnings (through loss of customer confidence and sales), as well as capital and liquidity (including regulator imposed fines for inappropriate conduct). It also affects the confidence of other key RBS Group stakeholders, such as private and institutional shareholders, regulators and governments.

Conduct risk is managed through the RBS Group’s Conduct Risk Committee, under delegated authority from the Executive Risk Forum. The Committee is responsible for governance, leadership and risk appetite.

The focus in 2013 was on placing conduct risk at the centre of the RBS Group’s philosophy and on completing the development of the risk framework. Promoting understanding of conduct issues and ensuring compliance with regulations and rules are priorities for the RBS Group.

Refer to the Conduct risk section on page 137 for further information.

*unaudited

Financial review  Risk and balance sheet management

Risk appetite* continued

Risk coverage continued

Risk type	Definition	Features	2013 aspects
Pension risk

The risk to a firm caused by its contractual or other liabilities to, or with respect to, its pension schemes, whether established for its employees or for those of a related company or otherwise. It also means the risk that the firm will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation, or because the firm considers that it needs to do so for some other reason.

Arises from: Variation in value of pension scheme assets and liabilities owing to changes to life expectancy, interest rates, inflation, credit spreads, and equity and property prices.

Character and impact: Pension schemes’ funding positions can be volatile due to the uncertainty of future investment returns and the projected value of schemes’ liabilities. The RBS Group might have to make financial contributions to, or with respect to, its pension schemes.

It has the potential to adversely affect the RBS Group’s funding and capital requirements.

The RBS Group’s Pension Risk Committee considers the RBS Group’s view of pension risk, mechanisms that could be used for managing pension risk and the financial strategy implications of the pension schemes as well as reviewing fund performance. The Committee reports to the RBS Group Asset and Liability Committee on the material pension schemes that the RBS Group is obliged to support.

In 2013, various pension risk stress testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios to meet integrated PRA stress testing requirements.

Refer to the Pension risk section on pages 138 and 139 for further information.

Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.

Arises from: The RBS Group’s day-to-day operations and is relevant to every aspect of the RBS Group’s business.

Character and impact: May be financial in nature (characterised by either frequent small losses or infrequent material losses), or may lead to direct customer and/or reputational impact (for example, a major IT systems failure or fraudulent activity).

It has the potential to affect the RBS Group’s profitability and capital requirements directly, as well as stakeholder confidence.

Operational risk is managed by the Operational Risk Executive Committee. It is responsible for identifying and managing emerging operational risks, and for reviewing and monitoring operational risk profile strategies and frameworks, ensuring they are in line with risk appetite.

In 2013, the focus was on continued implementation and embedding of risk assessments across the RBS Group, including the strengthening of links between risk assessments and other elements of the RBS Group operational risk framework. In addition, risk assessments were increasingly used to identify single points of failure.

Refer to the Operational risk section on pages 140 and 141 for further information.

*unaudited

Financial review  Risk and balance sheet management

Risk appetite* continued

Risk coverage continued

Risk type	Definition	Features	2013 aspects
Regulatory risk

The risk of material loss or liability, legal or regulatory sanctions, or reputational damage, resulting from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which the RBS Group operates.

Arises from: The RBS Group’s regulatory, business or operating environment, and in how it responds to these.

Character and impact: The crystallisation of regulatory risk can result in adverse impacts on the Group’s customers, strategy, business, financial condition or reputation, for instance, through the failure to provide appropriate protections to customers, or from regulatory enforcement or other interventions.

It has the potential to adversely impact the Group’s customers, strategy, business, financial condition or reputation.

The management of regulatory (as well as conduct) risk is overseen by the Conduct and Regulatory Affairs function.

The Group’s existing Compliance and Regulatory Affairs teams were brought together in the second half of 2013, following the creation of the role of RBS Group Head of Conduct and Regulatory Affairs. The Conduct and Regulatory Affairs function has responsibility for setting RBS Group-wide policy and standards, providing advice to the business and ensuring controls are effective for managing regulatory affairs, compliance and financial crime risks across all businesses.

Other enhancements were also made during 2013 included the creation of a more centralised approach to assurance activities and the introduction of a new ‘Centres of Excellence’ model for the management of regulatory developments, bringing together divisional and functional resources to manage issues more effectively.

Refer to the Regulatory risk section on pages 142 and 143 for further information.

Reputational risk	The risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the RBS Group.

Arises from: Actions taken (or, in some cases, not taken) by the RBS Group, as well as its wider policies and practices.

Character and impact: Can result in an inability to build or sustain customer relationships, in low staff morale, in regulatory censure, or in reduced access to funding.

The reputational risk framework is aligned with the RBS Group’s focus on serving customers well, strategic objectives and the risk appetite goal of maintaining stakeholder confidence.

In 2013, the environmental, social and ethical risk management function was set up to address the reputational risk associated with the clients the RBS Group chooses to do business with. It sets policy and provides guidance to avoid reputational risk relating to business engagements and lending to clients in sensitive industry sectors.

Refer to the Reputational risk section on pages 143 and 144 for further information.

Business risk	The risk of losses as a result of adverse variance in the RBS Group’s revenues and/or costs relative to its business plan and strategy.

Arises from: Internal factors such as volatility in pricing, sales volumes and input costs, and/or by external factors such as exposure to macroeconomic, regulatory and industry risks.

Character and impact: Can lead to adverse changes in revenues and/or costs.

It has the potential to directly affect the RBS Group’s profitability and capital requirements, as well as stakeholder confidence.

The RBS Group Board has ultimate responsibility for business risk through the achievement of the RBS Group’s business plan. The primary responsibility for divisional financial performance rests with the divisional CEO supported by divisional Executive Committee and functions.

In 2013, the management and measurement of business risk was enhanced with an increased focus on stress testing.

The RBS Group responded to business risk challenges by focusing on the management of net interest margin in order to sustain and grow revenues. In addition, it introduced cost management programmes to deliver substantial savings.

Refer to the Business risk section on page 144 for further information.

*unaudited

Financial review  Risk and balance sheet management

Risk appetite* continued

Risk coverage continued

Risk type	Definition	Features	2013 aspects
Strategic risk	The risk that the RBS Group will make inappropriate strategic choices, or that there will be changes in the external environment to which the RBS Group fails to adapt its strategies.	Arises from: the RBS Group’s management of its strategy. Character and impact: Varied losses affecting earnings, capital, liquidity and customer and stakeholder confidence. Can affect all divisions.

The RBS Group is focusing on reducing strategic risk following a wide-ranging review to analyse core activities and formulate an appropriate plan, including rationalisation where necessary, to address the business challenges of the next five years.

The successful execution of this strategy is set against a background of increasing regulatory demands and scrutiny as well as a challenging macroeconomic environment. Successful and timely execution of the strategy will be key to the future success of the RBS Group.

Refer to the Strategic risk section on page 145 for further information.

Political risk	The risk to the RBS Group’s business and operations of the referendum on Scottish independence.

During 2013 the focus on the question of potential Scottish independence from the UK heightened, and the Scottish government will be holding a referendum in September 2014. A vote in favour of Scottish independence would be likely to impact the RBS Group’s costs and could also impact the fiscal, legal and regulatory landscape to which the RBS Group is subject. Were Scotland to become independent, it may also affect Scotland’s status in the European Union.

*unaudited

Financial review  Risk and balance sheet management

Capital management
34	Definition
34	2013 overview
34	Regulatory developments
34	Governance
35	Capital resources

Financial review  Risk and balance sheet management

Capital management*

Definition

The RBS Group aims to maintain an appropriate level of capital in each legal entity to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting the business franchise and funding capacity.

2013 overview

The Group reported a Core Tier 1 ratio of 10.6% as at 31 December 2013 compared with 13.8% a year earlier. This reflected lower capital, due to the impact of additional charges for regulatory and legal actions and reduced capital contribution from the parent company, partially offsetting the benefit of lower RWAs.

Regulatory developments

CRD IV

The European Union has implemented the Basel III proposals through the CRR and the Capital Requirements Directive (CRD), collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The European Banking Authority’s technical standards which will provide clarification of the CRD IV, are still to be finalised through adoption by the European Commission and implemented within the UK.

The Prudential Regulatory Authority (PRA) announced the acceleration of the end state rules for CET1 capital, whereby from 1 January 2014 the calculation is now closely aligned with the fully loaded definition. There will be no transitional arrangements applied to the prudential filters or regulatory deductions with the exception of unrealised gains on available for sale debt and equity which will be incorporated from 1 January 2015.

CRD IV and Basel III will impose a minimum CET1 ratio of 4.5% of RWAs. There are buffers which are likely to affect the Group: the capital conservation buffer set at 2.5%; the counter-cyclical capital buffer (up to 2.5% of RWAs), to be applied when macroeconomic conditions indicate areas of the economy are over-heating. Additional buffers may apply depending on domestic significance of banking group subsidiaries such as NatWest. The regulatory target capital requirements will be phased in and are expected to apply in full from 1 January 2019, in the meantime using national discretion the PRA can apply a top-up. As set out in the PRA’s Supervisory Statement SS3/13, the RBS Group and other major UK banks and building societies are required to meet a CET1 ratio of 7% after taking into account certain adjustments set by the PRA.

PRA guidance indicates that from 1 January 2015, the Group must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 capital. The Pillar 2A capital requirement is the additional capital that the Group must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

Subordinated debt instruments which do not meet the new eligibility criteria will be grandfathered on a reducing basis over ten years.

The impact of implementing the CRD IV framework is likely to result in lower CET1 ratio due to RWA uplifts relating to securitisations, credit valuation adjustments, asset valuation correlation and model and methodology changes as well as capital changes.

Governance

Governance and approach

The RBS Group Asset and Liability Management Committee (GALCO) is responsible for ensuring the RBS Group and its subsidiaries maintain adequate capital at all times. The Capital and Stress Testing Committee (CAST) is a cross-functional body driving and directing integrated risk capital activities including determination of the amount of capital the RBS Group should hold, how and where capital is allocated and planning for actions that would ensure that an adequate capital position would be maintained in a stressed environment. These activities have linkages to capital planning, risk appetite and regulatory change. CAST reports through GALCO and comprises senior representatives from Risk Management, Group Finance and Group Treasury. Target capital ratios are set and monitored by the PRA for the Group. Management of capital is achieved by supervision of forecast capital and RWA over a five year time horizon.

Determining appropriate capital

The RBS Group’s own determination of sufficient capital is derived from the desired credit rating, risk appetite and reflects the current and emerging regulatory requirements of the legal entities within RBS Group. It is evaluated through both internally and externally defined stress testing to identify potential changes in capital ratios in a range of scenarios.

Basel II requires RWAs to be calculated for credit, market and operational risk with various approaches available to banks, with differing levels of sophistication. The minimum capital requirement is calculated as 8% of RWAs.

The RBS Group identifies the management and recovery actions that could be applied in stress environments. These form an important part of the capital management approach and the contingency planning arrangements, complementing the established buffers.

Monitoring and maintenance

Based on these determinations, which are continually reassessed, the RBS Group aims to maintain capital adequacy, both at RBS Group level and in each regulated entity.

The RBS Group operates a rigorous capital planning process aimed at ensuring the capital position is controlled within the agreed parameters. This incorporates regular re-forecasts of the capital positions of the regulated entities and the overall RBS Group. In the event that the projected position might deteriorate beyond acceptable levels, the RBS Group would issue further capital and/or revise business plans accordingly.

Stress testing approaches are used to determine the level of capital required to ensure the RBS Group expects to remain adequately capitalised.

*unaudited

Financial review  Risk and balance sheet management

Capital management* continued

Governance continued

Minimising surplus profits and capital

The RBS Group has a process in place which requires surplus distributable profits of all RBS Group subsidiaries, after making allowance for sufficient capital to support current and prospective growth in the following half-year, to be repatriated by way of a dividend on a half yearly basis and paid in cash before the period end. Surplus is defined as subsidiary capital of more than £1 million in excess of the regulatory minimum for UK banks and in accordance with the RBS Group's policy, including capital buffers, or the industry specific/overseas regulatory requirements.

Capital allocation

Capital resources are allocated to the NatWest Group’s businesses based on key performance parameters agreed by the RBS Group Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against target returns set by the RBS Group Board. The allocations also reflect strategic priorities, the intensity of regulatory capital use and the usage of other key resources such as balance sheet liquidity and funding at RBS Group and legal entity level.

The divisions use return on capital metrics when making pricing decisions on products and transactions, to ensure customer activity is appropriately aligned with Group and divisional targets and allocations.

The PRA uses the risk asset ratio as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks).

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

Capital resources

NatWest Group’s capital, RWAs and risk asset ratios, on the basis of current rules (Basel 2.5) are set out below.

Capital	2013	2012	2011
	£bn	£bn	£bn
Core Tier 1	12.4	18.1	13.2
Tier 1	13.5	19.7	15.0
Total	19.5	23.9	18.8

RWAs by risk
Credit risk
- non-counterparty	94.6	102.1	97.2
- counterparty	2.8	5.0	7.0
Market risk	7.0	10.4	13.0
Operational risk	12.9	14.3	15.4
	117.3	131.8	132.6

Risk asset ratios	%	%	%
Core Tier 1	10.6	13.8	10.0
Tier 1	11.5	14.9	11.3
Total	16.6	18.2	14.2

*unaudited

Financial review  Risk and balance sheet management

Capital management* continued
Capital resources continued
The Group's regulatory capital resources in accordance with PRA definitions were as follows:

	2013	2012	2011
	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)	12,872	20,700	16,135

Non-controlling interests
Non-controlling interests	1,278	1,257	1,272
Non-controlling preference shares	(1,174)	(1,164)	(1,177)
	104	93	95

Regulatory adjustments and deductions
Defined benefit pension fund adjustment	532	—	—
Net unrealised AFS gains	(55)	(21)	(5)
Cash flow hedging reserve	6	10	14
Other regulatory adjustments	54	(165)	11
Goodwill and other intangible assets	(797)	(736)	(812)
50% of expected losses less impairment provisions	(52)	(1,407)	(1,773)
50% of securitisation positions	(231)	(331)	(424)
	(543)	(2,650)	(2,989)

Core Tier 1 capital	12,433	18,143	13,241

Other Tier 1 capital
Preference shares - debt	283	286	293
Non-controlling preference shares	1,174	1,164	1,177
	1,457	1,450	1,470

Tier 1 deductions
50% of material holdings	(418)	(387)	(339)
Tax on expected losses less impairment provisions	15	457	640
	(403)	70	301

Total Tier 1 capital	13,487	19,663	15,012

*unaudited

Financial review  Risk and balance sheet management

Capital management* continued
Capital resources continued
Qualifying Tier 2 capital	2013	2012	2011
	£m	£m	£m
Undated subordinated debt	2,226	2,265	2,290
Dated subordinated debt - net of amortisation	4,480	4,612	4,989
Unrealised gains on AFS equity shares	59	23	4
Collectively assessed impairment provisions	1	—	5
	6,766	6,900	7,288

Tier 2 deductions
50% of securitisation positions	(231)	(331)	(424)
50% of standardised losses less impairment provisions	(67)	(1,864)	(2,413)
50% of material holdings	(418)	(387)	(339)
	(716)	(2,582)	(3,176)

Total Tier 2 capital	6,050	4,318	4,112

Supervisory deductions
Unconsolidated investments	—	—	(111)
Other deductions	(56)	(56)	(177)
	(56)	(56)	(288)

Total regulatory capital	19,481	23,925	18,836

*unaudited

Financial review  Risk and balance sheet management

Liquidity and funding risk
39	Definition
39	Liquidity risk
39	- Policy, framework and governance
39	- Regulatory oversight
40	- Measurement and monitoring
40	- Stress testing and contingency planning
41	- Liquidity reserves
41	Funding risk
41	- Funding sources
42	- Analysis
42	- Funding sources
42	- Notes issued
43	- Deposits and repos
43	- Customer loan:deposit ratios and funding surplus
44	- Encumbrance

Financial review  Risk and balance sheet management

Liquidity and funding risk

Definition

Liquidity risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

The risk arises through the maturity transformation role that banks perform. It is dependent on company specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

As one of the primary operating entities of the RBS Group, the Group’s liquidity risk is monitored and managed centrally by the RBS Group in line with its liquidity risk management framework.

Liquidity risk

Policy, framework and governance

The RBS Group’s liquidity policy reflects internal appetite, best market practice and complies with prevailing regulatory structures. These policies are designed to address three broad issues which ensure that:

•         The RBS Group’s main legal entities maintain adequate liquid resources at all times to meet liabilities as they fall due.

•         The RBS Group maintains an adequate liquid asset portfolio appropriate to the business activities of the Group and its risk profile.

•         The RBS Group has in place robust strategies, policies, systems, and procedures for identifying, measuring, monitoring and managing liquidity risk.

•         The RBS Group has a comprehensive liquidity risk management framework in place to ensure the Group maintains an appropriate level of financial resources to meet its financial obligations as and when they fall due.

The risk management framework determines the sources of liquidity risk and the steps the RBS Group can take when these risks exceed certain actively monitored limits. These actions include when and how to use the RBS Group’s liquidity reserves and what other adjustments to the RBS Group’s balance sheet should be undertaken to manage these risks within the internal risk appetite.

The RBS Group’s appetite for liquidity risk is set by the RBS Group Board as a percentage of the Individual Liquidity Adequacy Assessment (ILAA) stressed outflows and then managed on a daily basis by various functions within the business with liquidity risk controlled at legal entity, country, regional and divisional levels.

In setting risk limits the RBS Group Board takes into account the nature of the RBS Group’s various activities, the overall risk appetite, market best practice and regulatory compliance.

The RBS Group Asset and Liability Management Committee (GALCo) sets and reviews the liquidity risk management framework and limits within the risk appetite set by the Group Board. GALCo oversees the implementation of liquidity management across the Group. Each significant legal entity has a nominated Legal Entity Liquidity Risk Owner (LELRO) who is responsible for managing the liquidity risk for their legal entity. RBS Group Treasury conducts the review, challenge and reporting of the RBS Group’s liquidity performance, while GALCo’s management of liquidity risk is overseen by the Executive Risk Forum, Executive Committee and the RBS Group Board.

Regulatory oversight*

The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

The Group’s principal regulator, the PRA, has a comprehensive set of liquidity policies, the cornerstone of which is Policy Statement (PS) 09/16. In order to comply with the PRA regulatory process, the RBS Group:

•         At least annually, completes and keeps updated an ILAA;

•         Undertakes the Focused Liquidity Review process which is a comprehensive review of the RBS Group’s ILAA, liquidity policies and operational capacity and capability. This in turn leads to the RBS Group and the PRA agreeing the parameters of the RBS Group’s Individual Liquidity Guidance (ILG) which influences the overall size of the RBS Group’s liquidity portfolio.

In addition, the Republic of Ireland business, Ulster Bank Ireland Limited, is subject to oversight from the Central Bank of Ireland. In the Group’s US operations meet liquidity requirements set out by the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Financial Industry Regulatory Authority.

In January 2013, the Basel Committee on Banking Supervision (“BCBS”) issued its revised draft guidance for calculating the Liquidity Coverage Ratio (LCR), which is currently expected to come into force from 1 January 2015 on a phased basis.

At present there is a broad range of interpretations on how to calculate both the NSFR and the LCR due to the lack of commonly agreed technical standards. The RBS Group continues to assess the impact of these consultations and actively communicates with regulators and industry groups. Assumptions will be refined as regulatory interpretations evolve.

Under the EU Capital Requirements Regulation (CRR) to implement the recommended guidance of Basel 3, the European Banking Authority (EBA) is tasked with issuing a set of technical standards for implementing the LCR within the EU, to be ratified by the European Commission before 30 June 2014. The LCR metric will come into effect as a minimum standard from 1 January 2015.

The PRA has issued a statement proposing to retain the existing ILG framework until 31 December 2014, whilst the EBA’s implementation of the LCR is finalised.

*unaudited

Financial review  Risk and balance sheet management

Liquidity risk continued

Measurement and monitoring

In implementing the RBS Group’s liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. The limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

To foster appropriate pricing behaviour, decision making and balance sheet composition Group Treasury uses transfer pricing of liquidity and funding costs, limits and parameters. This ensures liquidity and funding risk is reflected in the measurement of divisional business performance and ensures divisions are being correctly incentivised to source the most appropriate mix of funding.

The RBS Group Board’s determination and quantification of the appetite for liquidity risk is primarily determined by reference to the ILAA which includes a comparison of the size of liquidity portfolio to an assessment of stressed outflows. The ILAA also informs the RBS Group Board and PRA of the Group’s liquidity risks, their mitigation and about the current and future liquidity profile.

The RBS Group actively monitors a range of market-wide and firm-specific early warning indicators of emerging liquidity stresses. Indicators include such areas as customer deposit outflows, market funding costs and movements in the RBS Group’s credit default swap premiums. Early warning indicators and regulatory metrics are reported daily to senior management.

Liquidity risks are reviewed at a significant legal entity level daily and performance reported to legal entity, divisional and RBS Group Asset and Liability Management Committees at least monthly. Any breach of internal metric limits will set in motion a series of actions and escalations that could lead to activation of the RBS Group’s Contingency Funding Plan.

In November 2013, the credit ratings of RBSG and NatWest were downgraded by Standard & Poor’s. Prior to this event, the RBS Group undertook an intensive internal review of the magnitude of a rating downgrade on customer and counterparty behaviours and these included stress testing and scenario modelling. This analysis was also shared with the PRA. Following the downgrade by Standard & Poor’s, there was minimal impact on customer or counterparty behaviour, the primary reason for deposit withdrawals was due to contractual downgrade triggers or the rating no longer meeting the customer or counterparty’s investment requirements.

Stress testing and contingency planning*

Liquidity stress tests apply scenario-based behavioural and contractual assumptions to cash inflows and outflows to assess the level of liquidity reserves required under a particular scenario.

A stress event can occur when either firm-specific or market-wide factors or a combination of both lead to depositors and investors withdrawing or not renewing funding on maturity. This could be caused by many factors including fears over the viability of the firm. Additionally, liquidity stress can be brought on by customers choosing to draw down on loan agreements and facilities.

Simulated liquidity stress testing is performed at least quarterly for each division as well as the major operating subsidiaries in order to evaluate the strength of liquidity risk management.

Stress tests are designed to examine the impact of a variety of firm-specific and market-wide scenarios on the future adequacy of the liquidity reserves. Stress test scenarios are designed to take into account experiences during the financial crisis, recent market conditions and events. These scenarios can be run at any time in response to the emergence of firm-specific or market-wide risks that could have a material impact on the liquidity position. In the past these have included credit rating changes and political and economic conditions changing in particular countries.

In determining the adequacy of the liquidity resources the Group focuses on the outflows it anticipates as a result of any stress scenario occurring. These outflows are measured over certain time periods which extend from two weeks to three months. The RBS Group is expected to be able to withstand these stressed outflows through its own resources (primarily through the use of the liquidity portfolio) without having to resort to extraordinary central bank or governmental assistance.

*unaudited

Financial review  Risk and balance sheet management

Liquidity risk: continued

Stress testing and contingency planning* continued

Key liquidity risk stress testing assumptions

•         Net wholesale funding - Outflows at contractual maturity of wholesale funding, with no rollover/new issuance, prime brokerage, 100% loss of excess client derivative margin and 100% loss of excess client cash.

•         Secured financing and increased haircuts - Loss of secured funding capacity at contractual maturity date and incremental haircut widening, depending upon collateral type.

•         Retail and commercial bank deposits - Substantial outflows as the Group could be seen as a greater credit risk than competitors.

•         Intra-day cash flows - Liquid collateral held against intra-day requirement at clearing and payment systems is regarded as encumbered with no liquidity value assumed. Liquid collateral is held against withdrawal of unsecured intra-day lines provided by third parties.

•         Intra-group commitments and support - Risk of cash within subsidiaries becoming unavailable to the wider Group and contingent calls for funding on Group Treasury from subsidiaries and affiliates.

•         Funding concentrations - Additional outflows recognised against concentration of providers of wholesale secured financing.

•         Off-balance sheet activities - Collateral outflows due to market movements, and all collateral owed by the Group to counterparties but not yet called; anticipated increase in firm’s derivative initial margin requirement in stress scenarios; collateral outflows contingent upon a multi-notch credit rating downgrade of Group firms; drawdown on committed facilities provided to corporates, based on counterparty type, creditworthiness and facility type; and drawdown on retail commitments.

•         Franchise viability - Group liquidity stress testing includes additional liquidity in order to meet outflows that are non-contractual in nature, but are necessary in order to support valuable franchise businesses.

•         Management action - Unencumbered marketable assets that are held outside of the Core liquidity portfolio and are of verifiable liquidity value to the firm, are assumed to be monetised (subject to haircut/valuation adjustment).

The RBS Group has a Contingency Funding Plan (CFP), which is updated at least annually and as the balance sheet evolves and forms the basis of analysis and actions to remediate adverse events as and if they arise. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to the entities within the RBS Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented processes for actions that may be required to meet the outflows and specifies roles and responsibilities for the effective implementation of the CFP.

Liquidity reserves

Liquidity risks are mitigated by the RBS Group’s centrally managed liquidity portfolio. The size of the portfolio is determined under the RBS Group’s liquidity risk management framework with reference to the RBS Group’s risk appetite.

The majority of the portfolio is centrally managed by RBS Group Treasury, ring-fenced from the Markets trading book, and is the ultimate responsibility of the RBS Group Treasurer. This portfolio is held in the PRA regulated UK Defined Liquidity Group (UK DLG) comprising the RBS Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company.

One of the Group's significant operating subsidiaries - Ulster Bank Ireland Limited - holds a locally managed portfolio of liquid assets that comply with local regulations but differ from PRA rules. This portfolio is the responsibility of the local Treasurer who reports to the RBS Group Treasurer.

Funding risk

Funding sources

The Group’s primary funding source is its customer deposit base, primarily built through its retail and commercial franchises in the UK and Ireland. These deposits form a stable base which fully funds the Group’s customer lending activities.

Complementary to its deposit funding, the RBS Group (and its subsidiaries) also accesses various wholesale markets for funding, on both a public and private basis. These include long-term secured and unsecured debt, short-term money markets and repurchase agreements. The RBS Group has set policies for the prudent use of wholesale funding, as part of its wider liquidity policies.

Maintaining access to global capital markets provides the Group’s funding base with diversity. Over time the RBS Group’s wholesale funding mix has been diversified by currency, geography, maturity and type. The RBS Group accesses the wholesale funding markets directly or through its main operating subsidiaries via established funding programmes. The use of different entities to access the market from time to time allows the RBS Group to further diversify its funding mix and in certain limited circumstances demonstrate to regulators that specific operating subsidiaries enjoy market access in their own right.

*unaudited

Financial review  Risk and balance sheet management

Funding risk continued

Analysis

Funding sources

The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its core divisions. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile in normal business environments, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

The table below shows the Group’s principal funding sources excluding repurchase agreements.

	2013			2012			2011
		Amounts due			Amounts due			Amounts due
		to holding			to holding			to holding
		company			company			company
	Third	and fellow		Third	and fellow		Third	and fellow
	party	subsidiaries	Total	party	subsidiaries	Total	party	subsidiaries	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deposits by banks	4,377	24,526	28,903	3,647	43,791	47,438	4,590	39,971	44,561
Debt securities in issue
other commercial paper and certificates of deposit	221	—	221	749	—	749	767	—	767
securitisations	1,890	—	1,890	3,217	—	3,217	3,472	—	3,472
	2,111	—	2,111	3,966	—	3,966	4,239	—	4,239
Subordinated liabilities	1,828	5,700	7,528	1,847	5,780	7,627	1,888	6,114	8,002
Notes issued	3,939	5,700	9,639	5,813	5,780	11,593	6,127	6,114	12,241
Wholesale funding	8,316	30,226	38,542	9,460	49,571	59,031	10,717	46,085	56,802
Customer deposits	217,743	21,881	239,624	213,695	5,897	219,592	202,003	3,634	205,637
Total funding	226,059	52,107	278,166	223,155	55,468	278,623	212,720	49,719	262,439

Notes issued

The table below shows the Group’s debt securities in issue and subordinated liabilities by residual maturity.

		Subordinated liabilities			Total
			Amounts due			Amounts due
			to holding			to holding
	Debt securities in issue	Third party	company	Total	Third party	company	Total
2013*	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	217	39	—	39	256	—	256
1-3 years	4	310	—	310	314	—	314
3-5 years	—	59	576	635	59	576	635
More than 5 years	1,890	1,420	5,124	6,544	3,310	5,124	8,434
	2,111	1,828	5,700	7,528	3,939	5,700	9,639

2012
Less than 1 year	744	28	13	41	772	13	785
1-3 years	5	315	419	734	320	419	739
More than 5 years	3,217	1,504	5,348	6,852	4,721	5,348	10,069
	3,966	1,847	5,780	7,627	5,813	5,780	11,593

2011
Less than 1 year	752	31	15	46	783	15	798
1-3 years	15	—	388	388	15	388	403
3-5 years	—	321	—	321	321	—	321
More than 5 years	3,472	1,536	5,711	7,247	5,008	5,711	10,719
	4,239	1,888	6,114	8,002	6,127	6,114	12,241

Financial review  Risk and balance sheet management

Funding risk: Analysis  continued

Deposits and repos

The table below shows the composition of the Group’s deposits and repos.

	Deposits				Total
		Amounts due				Amounts due
		to holding				to holding
		company				company
		and fellow		Repos		and fellow
	Third party	subsidiaries	Total	Third party	Third party	subsidiaries	Total
2013	£m	£m	£m	£m	£m	£m	£m
Financial institutions
- central and other banks	4,376	24,526	28,902	6,995	11,371	24,526	35,897
- other financial institutions	12,547	21,881	34,428	28,248	40,795	21,881	62,676
Personal and corporate deposits	205,197	—	205,197	16	205,213	—	205,213
	222,120	46,407	268,527	35,259	257,379	46,407	303,786

2012
Financial institutions
- central and other banks	3,647	43,791	47,438	10,746	14,393	43,791	58,184
- other financial institutions	13,778	5,897	19,675	44,395	58,173	5,897	64,070
Personal and corporate deposits	199,917	—	199,917	—	199,917	—	199,917
	217,342	49,688	267,030	55,141	272,483	49,688	322,171

2011
Financial institutions
- central and other banks	4,590	39,971	44,561	10,168	14,758	39,971	54,729
- other financial institutions	12,667	3,634	16,301	49,073	61,740	3,634	65,374
Personal and corporate deposits	189,336	—	189,336	—	189,336	—	189,336
	206,593	43,605	250,198	59,241	265,834	43,605	309,439

Customer loan:deposit ratio and funding surplus

The table below shows customer loans, deposits, loan:deposit ratios (LDR) and customer funding surplus, excluding intra RBS Group balances.

	Loans (1)	Deposits (2)	LDR	Funding surplus
	£m	£m	%	£m
2013	161,122	217,743	74	56,621
2012	168,633	213,695	79	45,062
2011	117,612	202,003	58	84,391

Notes:

(1)    Loans and advances to customers excludes reverse repurchase agreements and stock and amounts due to holding company and fellow subsidiaries.

(2)    Excludes repurchase agreements and stock lending and amounts due to holding company and fellow subsidiaries.

Financial review  Risk and balance sheet management

Funding risk: continued

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

The Group’s encumbrance ratios are set out below.

Encumbrance ratios	2013	2012	2011
	%	%	%
Total	27	30	28
Excluding balances relating to derivative transactions	27	30	28
Excluding balances relating to derivative and securities financing transactions	21	21	15

Financial review  Risk and balance sheet management

Funding risk: Encumbrance continued
Balance sheet encumbrance											Balances
2013	Encumbered assets relating to:				Encumbered	Unencumbered					with holding
	Debt securities in issue			Total	assets	Readily realisable (2)				Total	company
	Securitisations	Covered	Secured	encumbered	% of related	Liquidity		Other	Cannot be	third	and fellow
	and conduits	bonds	deposits	assets (1)	assets	portfolio	Other	realisable (3)	encumbered (4)	party	subsidiaries	Total
	£bn	£bn	£bn	£bn	%	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central
banks	—	—	—	—	—	—	2.5	—	—	2.5	—	2.5
Loans and advances to banks	2.0	—	—	2.0	39	—	3.1	—	—	5.1	127.5	132.6
Loans and advances to
customers
- UK residential mortgages	6.5	13.3	—	19.8	27	43.2	10.0	—	—	73.0	—	73.0
- Irish residential mortgages	9.3	—	1.2	10.5	70	0.7	3.8	—	0.1	15.1	—	15.1
- US residential mortgages	—	—	—	—	—	—	0.3	—	—	0.3	—	0.3
- UK credit cards	2.1	—	—	2.1	54	—	1.8	—	—	3.9	—	3.9
- UK personal loans	2.5	—	—	2.5	36	—	4.4	—	—	6.9	—	6.9
- other	5.1	—	0.1	5.2	8	3.1	—	53.6	—	61.9	2.0	63.9
Reverse repurchase agreements
and stock borrowing	—	—	—	—	—	—	—	—	18.5	18.5	—	18.5
Debt securities	0.1	—	17.2	17.3	85	—	3.0	—	—	20.3	2.6	22.9
Equity shares	—	—	—	—	—	—	0.9	—	—	0.9	—	0.9
Settlement balances	—	—	—	—	—	—	—	—	1.8	1.8	1.4	3.2
Derivatives	—	—	—	—	—	—	—	—	1.6	1.6	1.9	3.5
Intangible assets	—	—	—	—	—	—	—	—	0.8	0.8	—	0.8
Property, plant and equipment	—	—	—	—	—	—	1.8	—	—	1.8	—	1.8
Deferred tax	—	—	—	—	—	—	—	—	2.3	2.3	—	2.3
Prepayments, accrued income
and other assets	—	—	—	—	—	—	—	—	1.4	1.4	—	1.4
	27.6	13.3	18.5	59.4		47.0	31.6	53.6	26.5	218.1	135.4	353.5
Own asset securitisations						1.0
Total liquidity portfolio						48.0

Liabilities secured
Inter-Group - used for secondary
liquidity	(2.7)	—	—	(2.7)
Inter-Group - other	(6.1)	—	—	(6.1)
Third-party (5)	(1.9)	—	(35.3)	(37.2)
	(10.7)	—	(35.3)	(46.0)

Notes:

(1)    Encumbered assets are those on the balance sheet that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.

(2)    Unencumbered readily realisable assets are those assets on the balance sheet that can be readily used to meet funding or collateral requirements and comprise:

(a)  Liquidity portfolio: cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.

(b) Other readily realisable assets: other liquidity reserves, including assets that have been enabled for use with central banks; and unencumbered debt securities.

(3)    Unencumbered other realisable assets are those assets on the balance sheet that have no restrictions for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(4)    Assets that cannot be encumbered comprise:

(a)  derivatives, reverse repurchase agreements and trading related settlement balances.

(b)  non-financial assets such as intangibles, prepayments and deferred tax.

(c)  assets in disposal groups.

(d)  loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including date of origination and level of documentation.

(5)    In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Financial review  Risk and balance sheet management

Funding risk: Encumbrance continued
Balance sheet encumbrance continued
									Balances
2012	Encumbered assets relating to:								with holding
	Debt securities in issue			Total	Encumbered	Unencumbered		Total	company
	Securitisations	Covered	Secured	encumbered	assets as a	Liquidity		third	and fellow
	and conduits	bonds	deposits	assets	% of related	portfolio	Other	party	subsidiaries	Total
	£bn	£bn	£bn	£bn	assets	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	—	—	—	—	—	—	2.3	2.3	—	2.3
Loans and advances to banks	—	—	—	—	—	—	5.2	5.2	125.1	130.3
Loans and advances to customers
- UK residential mortgages	7.6	13.0	—	20.6	30	37.5	10.5	68.6	—	68.6
- Irish residential mortgages	10.6	—	1.8	12.4	73	—	4.5	16.9	—	16.9
- US residential mortgages	—	—	—	—	—	—	0.5	0.5	—	0.5
- UK credit cards	1.9	—	—	1.9	49	—	2.0	3.9	—	3.9
- UK personal loans	3.4	—	—	3.4	60	—	2.3	5.7	—	5.7
- other	7.1	—	—	7.1	10	—	65.9	73.0	3.1	76.1
Reverse repurchase agreements
and stock borrowing	—	—	—	—	—	—	27.5	27.5	—	27.5
Debt securities	—	—	28.0	28.0	86	—	4.4	32.4	2.5	34.9
Equity shares	—	—	—	—	—	—	0.9	0.9	—	0.9
Settlement balances	—	—	—	—	—	—	2.4	2.4	—	2.4
Derivatives	—	—	—	—	—	—	2.3	2.3	2.5	4.8
Intangible assets	—	—	—	—	—	—	0.7	0.7	—	0.7
Property, plant and equipment	—	—	—	—	—	—	2.1	2.1	—	2.1
Deferred tax	—	—	—	—	—	—	0.4	0.4	—	0.4
Prepayments, accrued income
and other assets	—	—	—	—	—	—	2.0	2.0	—	2.0
	30.6	13.0	29.8	73.4		37.5	135.9	246.8	133.2	380.0

Liabilities secured
Inter-Group - other	(9.0)	—	—	(9.0)
Third-party (1)	(3.2)	—	(55.1)	(58.3)
	(12.2)	—	(55.1)	(67.3)

Note:

(1)    In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Financial review  Risk and balance sheet management

Credit risk
48	Definition
48	Sources of credit risk
48	Credit risk governance
49	Risk management
49	- Product/asset class concentration framework
49	- Credit risk assessment
50	- Controls and assurance
50	Risk measurement
51	Risk mitigation
51	- Lending
54	Early problem identification and problem debt management
54	- Wholesale
55	- Wholesale forbearance
57	- Retail
57	- Retail forbearance
61	- Recoveries
61	- Group impairment loss provisioning
61	- Provisioning methodology
61	- Impact of forbearance on provisioning
62	- Write-offs
63	Key loan portfolios
63	- Interest only retail loans
65	- Ulster Bank Group (Core and Non-Core)

Financial review  Risk and balance sheet management

Credit risk

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Sources of credit risk

The Group is exposed to credit risk as a result of a wide range of business activities. The most significant source of credit risk is lending. The second most significant source is counterparty credit risk, which results from the Group’s activities in the derivatives and securities financing transaction markets.

The Group offers a number of lending products where it has an irrevocable obligation to provide credit facilities to a customer. Security may be obtained to mitigate the risk of loss in the form of physical collateral, such as commercial real estate assets and residential property, or financial collateral such as cash or bonds. Also included in the Group’s lending are exposures arising from leasing activities.

Securities financing transactions and derivatives expose the Group to counterparty credit risk, which is the risk of loss arising from a failure of a customer to meet obligations which vary in value by reference to a market factor.

The Group is exposed to credit risk from off-balance sheet products such as trade finance activities and guarantees.

Credit risk governance

A strong credit risk management function is vital to support the ongoing profitability of the Group. The potential for loss is mitigated through a robust credit risk culture in the business units and through a focus on sustainable lending practices. The RBS Group’s credit risk management function is responsible for credit approval and managing concentration risk, as well as credit risk control frameworks and acts as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound credit environment.

The RBS Group Chief Credit Officer (GCCO), through the RBS Group Credit Risk (GCR) function, is responsible for the development of, and ensuring compliance with, RBS Group-wide policies and credit risk frameworks as well as RBS Group-wide assessment of provision adequacy. The risk management functions, located in the Group’s business divisions, are responsible for the execution of these policies.

The divisional credit risk management functions work together with GCR to ensure that the risk appetite set by the RBS Group Board is met. The credit risk function in each division is managed by a Chief Credit Officer, who reports jointly to a divisional Chief Risk Officer and to the GCCO. Divisional credit risk management activities include transaction analysis, credit approval, ongoing credit risk stewardship, and early problem identification and management.

The Executive Risk Forum (ERF) considers and approves material aspects of the Group’s credit risk management framework, such as credit risk appetite and limits for portfolios of strategic significance. The ERF has delegated approval authority to the RBS Group Credit Risk Committee, a functional sub-committee of the RBS Group Risk Committee, to act on credit risk matters. These include, but are not limited to, credit risk appetite and limits (within the overall risk appetite set by the RBS Board and the ERF), credit risk strategy and frameworks, credit risk policy and the oversight of the credit profile across the RBS Group. There are separate Group Credit Risk Committees for the retail and wholesale portfolios and these are chaired by the GCCO.

The RBS Group Audit Committee (GAC) provides oversight of the Group’s provision adequacy. The GCCO is accountable to the GAC for the adequacy of the Group’s provisions, both individual and collective.

The RBS Group Provisions Committee, which is chaired by either the Group Chief Risk Officer or the GCCO, approves recommendations from the divisional provisions committees.

Key trends in the credit risk profile of the Group, performance against limits and emerging risks are set out in the RBS Risk Management Monthly Report provided to the Executive Committee, the Board Risk Committee and the Group Board.

Risk appetite and concentration framework

Risk appetite is set using specific quantitative targets under stress, including earnings volatility and capital adequacy. The Group’s credit risk framework has therefore been designed around the factors that influence the Group’s ability to meet those targets. These include product and asset class, industry sector, single name and country concentrations. Any of these factors could generate higher earnings volatility under stress and, if not adequately controlled, could undermine capital adequacy. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between RBS Group risk appetite targets and the credit risk control framework. The frameworks are supported by a suite of RBS Group-wide and divisional policies that set out the risk parameters within which divisions must operate. The RBS Group also manages its exposures to counterparty credit risk closely, using portfolio limits and specific tools to control more volatile or capital intensive business areas.

Wholesale

Four formal frameworks are used to manage wholesale credit concentration risk. The RBS Group continually reassesses its frameworks to ensure that they remain appropriate for its varied business franchises and current economic conditions, as well as to reflect further refinements in the RBS Group’s risk measurement models.

Financial review  Risk and balance sheet management

Credit risk continued

Risk management*

Product/asset class concentration framework

The Group manages certain lines of business where the nature of credit risk assumed could result in a concentration or a heightened risk in some other form. This includes specific credit risk types such as settlement or wrong-way risk and products such as long-dated derivatives or securitisations. These product and asset classes may require formal policies and expertise as well as tailored monitoring and reporting measures. In some cases specific limits and thresholds are deployed to ensure that the credit risk inherent in these lines of business and products is adequately controlled. Product and asset classes are reviewed regularly. The reviews consider the risks inherent in each product or asset class, the risk controls applied, monitoring and reporting of the risk, the client base, and any emerging risks to ensure risk appetite remains appropriate.

Sector concentration

Exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Risk appetite and portfolio strategies are set at either the sector or sub-sector level, depending on where exposures may result in excessive concentration, or where trends in both external factors and internal portfolio performance give cause for concern. Regular formal reviews are undertaken at RBS Group or divisional level depending on materiality. Reviews may include an assessment of the Group’s franchise in a particular sector, an analysis of the outlook, identification of key vulnerabilities or stress testing.

As a result of the reviews carried out in 2013, the RBS Group further reduced its risk appetite in the corporate sectors of commercial real estate and retail. For further details on sector-specific strategies, exposure reduction and key credit risks, refer to pages 63 to 69.

Single name concentration

A single name concentration (SNC) framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes elevated approval authority, additional reporting and monitoring, and the requirement for plans to address exposures in excess of appetite.

Several credit risk mitigation techniques are available to reduce single name concentrations. If the Group decides that its exposure is too high, it may decide to sell excess exposures. Alternatively, it may decide to take additional security or guarantees such as cash, bank or government guarantees or enter into credit default swaps. Credit risk mitigants must be effective in terms of legal certainty and enforceability. In addition, maturity or expiry dates must be the same, or later, than the underlying obligations.

Aggregate SNC exposures remain outside of the Group’s longer-term appetite. However, material reductions have been achieved since the framework was introduced. This trend continued during the year, with a 21% decrease in the number of excesses since December 2012.

Country concentration

The country concentration framework is described in the Country risk section on pages 130 to 135.

Retail

A product and asset class framework exists to control credit risk for retail businesses. It sets limits that measure and control the asset quality of each key business area, the portfolios in that business and the new business being originated. The actual performance of each portfolio is tracked relative to these limits and action taken where necessary.

Credit risk assessment

Wholesale

The credit risk function assesses, approves and manages the credit risk associated with a borrower or group of related borrowers.

The GCCO has established a framework of individual delegated authorities, which are set out in the RBS Group Credit Risk Policy. The framework requires at least two individuals to approve each credit decision, one from the business and one from the credit risk function. Both must hold appropriate delegated authority, which is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the framework. While both parties are accountable for the quality of each decision taken, the credit risk approver holds ultimate sanctioning authority.

In all circumstances the risks associated with any proposal to provide, increase, review or change the terms or conditions of credit facilities must be assessed prior to a credit decision being made. Assessments of credit risk must, at a minimum, specifically address the following elements:

•         The amount, terms, tenor, structure, conditions, purpose and appropriateness of all credit facilities;

•         Compliance with applicable RBS Group and/or divisional credit policies;

•         The customer’s ability to meet obligations, based on an analysis of financial information and a review of payment and covenant compliance history;

•         The source of repayment and the customer’s risk profile, including sector analysis and sensitivity to economic and market developments, and credit risk mitigation;

•         Refinancing risk - that is the risk of loss arising from the failure of a customer to settle an obligation on expiry of a facility through the drawdown of another credit facility provided by the Group or by another lender;

•         Consideration of all other risks such as environmental, social and ethical, regulatory and reputational risks; and

•         The portfolio impact of the transaction, including the impact on any credit risk concentration limits or agreed divisional risk appetite.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

*unaudited

Financial review  Risk and balance sheet management

Credit risk continued

Risk management* continued

Retail

Retail lending entails making a large number of small value loans. To ensure that it makes these lending decisions consistently, the RBS Group analyses the historical debt servicing behaviour of customers, including their behaviour with respect to their other lenders. The RBS Group then uses the results of these analyses to set its lending rules, developing different rules for different products. The resulting credit decision making process is then largely automated, with customers receiving a credit score that reflects the outcome of a comparison of their credit profile with the rule set. However, in the case of relatively high value, complex personal or small business loans, including some residential mortgage lending, specialist credit managers make the final lending decisions.

Controls and assurance

The RBS Group’s credit control and assurance framework has three key components: credit policy; policy compliance assurance; and independent assurance. These apply to both wholesale and retail credit risk at both portfolio and individual customer level.

The first component is the RBS Group Credit Policy Standard, which is part of the RBS Group Policy Framework. It sets out the rules the RBS Group’s businesses must follow to ensure that credit risks are identified and effectively managed through the credit lifecycle.

The second component is a policy assurance activity that GCR undertakes to provide the GCCO with evidence of the effectiveness of credit risk management controls in place across the Group. The results of these reviews are presented to the Group Credit Risk Committee on a regular basis in support of the self-certification that GCR must complete from time to time.

The third component of the RBS Group’s credit assurance framework is the Credit Quality Assurance (CQA) function. CQA independently reviews the RBS Group’s lending activities to identify control breaches, assess portfolio quality and recommend process improvements. These findings are escalated to senior management and plans to address shortcomings are recorded and tracked in the RBS Group’s operational risk system. CQA’s activities are overseen by GAC and the results of its reviews are regularly shared with the RBS Group’s main regulators.

Risk measurement*

Credit risk models

The RBS Group uses credit risk models in the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. These may be divided into three categories:

Probability of default (PD)

PD models assess the probability of a customer failing its credit obligations over a one year period.

•         Wholesale models - A number of credit grading models are in place that consider risk characteristics relevant to different customer types. These models use a combination of quantitative inputs, such as recent financial performance, and qualitative inputs such as management performance or sector outlook. As part of the credit assessment process, the Group assigns each customer an internal credit grade based on its PD.

•         Retail models - Each customer account is scored and models are used to assign a PD. Inputs vary across portfolios and include both internal account and customer level data, as well as data from credit bureaus. This score is used to support automated credit decision making through the use of a statistically derived scorecard.

Exposure at default (EAD)

EAD models provide estimates of the level of use of a credit facility at the time of a customer's default, recognising that customers may make further drawings on unused credit facilities prior to default. Regulatory requirements determine that EAD is always equal to or higher than current utilisation. Exposure can be reduced by a netting agreement, subject to meeting standards of legal enforceability.

Loss given default (LGD)

LGD models estimate the amount that cannot be recovered in the event of customer default. When estimating LGD, the Group takes into account both borrower and facility characteristics, as well as various credit risk mitigants. The cost of collections and a time discount factor for the delay in cash recovery are also incorporated.

Changes to credit models

The RBS Group reviews and updates models on an ongoing basis, reflecting more recent data, changes to products and portfolios, and updated regulatory requirements. Extensive changes were made to wholesale models in 2012 and 2013. This process continues with further changes, notably in banks and corporate exposure classes, planned for 2014.

As in 2012, the impact of the model changes implemented in 2013 largely affected the lower risk segments of the Group’s portfolios, mostly to customers bearing the equivalent of investment-grade ratings.

Model changes affect year-on-year comparisons of risk measures in certain disclosures. Where meaningful, the Group in its commentary has differentiated between instances where movements in risk measures reflect the impact of model changes, and those that reflect movements in the size of underlying credit portfolios or their credit quality.

*unaudited

Financial review  Risk and balance sheet management

Credit risk continued

Risk measurement* continued

Economic capital

The credit economic capital model is an extensive framework that allows for the calculation of portfolio credit loss distributions and associated metrics over a given risk horizon for a variety of business purposes.

The model takes into account migration risk (risk that credit assets will deteriorate in credit quality across multiple years), factor correlation (the assumption that groups of obligors share a common factor) and contagion risk (for example, the risk that the weakening of the sovereign’s creditworthiness has a significant impact on the creditworthiness of a business operating in that country).

Risk mitigation

Risk mitigation techniques are used in the management of credit portfolios across the RBS Group, typically to mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, the Group nets customer credit balances against obligations.

Mitigation tools applied can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties.

When seeking to mitigate risk, at a minimum the Group considers the following:

•         The suitability of the proposed risk mitigation, particularly if restrictions apply;

•         The means by which legal certainty is to be established, including required documentation, supportive legal opinions and the steps needed to establish legal rights;

•         Acceptable methodologies for initial and subsequent valuation of collateral, the frequency of valuation and the advance rates given;

•         The actions it can take if the value of collateral or other mitigants is less than needed;

•         The risk that the value of mitigants and counterparty credit quality may deteriorate simultaneously;

•         The need to manage concentration risks arising from collateral types; and

•         The need to ensure that any risk mitigation remains legally effective and enforceable.

The RBS Group’s business and credit teams are supported by specialist in-house documentation teams. The RBS Group uses industry-standard loan and security documentation wherever possible. However, when the RBS Group uses non-standard documentation, external lawyers are employed on a case-by-case basis.

Lending

The types of collateral the Group takes to mitigate the credit risk arising from wholesale lending varies according to the nature of the counterparty and its assets. The most common types are:

•         Commercial real estate - The market value of the collateral typically exceeds the loan amount at origination date. The market value is defined as the estimated amount for which the asset could be sold in an arm’s length transaction by a willing seller to a willing buyer. In Ireland and, to a lesser extent, the UK, a lack of market data has made estimating the value of property difficult and so causes the Group to use a range of other types of information to value such collateral, including expert judgement and indices.

•         Residential property - The Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages and home equity lending. The Group values residential property during the loan underwriting process by either appraising properties individually or using statistically valid models. The Group updates residential property values quarterly using the relevant residential property index, namely the Halifax Quarterly Regional House Price Index in the UK, the Central Statistics Office Residential Property Price Index in the ROI, and the Nationwide House Price Index in Northern Ireland.

•         Physical assets - These may include stock, plant, equipment, machinery, vehicles, ships and aircraft. Such assets are suitable collateral only if the Group can identify, locate, and segregate them from other assets on which it does not have a claim. The Group values physical assets in a variety of different ways, depending on the type of asset concerned and may rely on balance sheet valuations in certain cases.

•         Receivables - These are amounts owed to the Group’s counterparties by their own customers. The Group values them after taking into account the quality of its counterparty’s receivable management processes and excluding any that are past due.

All collateral is assessed case-by-case to ensure that it will retain its value independently of the provider. The Group monitors the value of the collateral and, if there is a shortfall, will seek additional collateral.

*unaudited

Financial review  Risk and balance sheet management

Credit risk continued

Risk mitigation continued

The table below shows LTVs for the Group’s residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

Loan-to-value ratio	UK Retail			Ulster Bank			Wealth
		Non-			Non-			Non-
	Performing	performing	Total	Performing	performing	Total	Performing	performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
2013
<= 50%	18,016	177	18,193	2,025	170	2,195	2,585	13	2,598
> 50% and <= 70%	23,187	313	23,500	1,837	195	2,032	2,338	13	2,351
> 70% and <= 90%	18,915	461	19,376	2,326	288	2,614	656	21	677
> 90% and <= 100%	2,054	167	2,221	1,214	162	1,376	34	1	35
> 100% and <= 110%	739	86	825	1,302	182	1,484	34	—	34
> 110% and <= 130%	225	45	270	2,509	461	2,970	12	—	12
> 130% and <= 150%	31	2	33	2,202	549	2,751	2	—	2
> 150%	—	—	—	2,385	1,227	3,612	8	—	8
Total with LTVs	63,167	1,251	64,418	15,800	3,234	19,034	5,669	48	5,717
Other (1)	159	4	163	—	—	—	195	—	195
Total	63,326	1,255	64,581	15,800	3,234	19,034	5,864	48	5,912

Total portfolio average LTV (2)	61%	74%	61%	103%	130%	108%	50%	63%	50%

Average LTV on new originations during the year (2)			66%			73%			49%

2012
<= 50%	14,792	184	14,976	2,182	274	2,456	3,012	7	3,019
> 50% and <= 70%	17,383	249	17,632	1,635	197	1,832	1,666	3	1,669
> 70% and <= 90%	21,452	424	21,876	2,019	294	2,313	423	7	430
> 90% and <= 100%	3,681	207	3,888	1,119	156	1,275	14	1	15
> 100% and <= 110%	1,392	161	1,553	1,239	174	1,413	12	—	12
> 110% and <= 130%	777	110	887	2,412	397	2,809	10	—	10
> 130% and <= 150%	56	10	66	2,144	474	2,618	14	—	14
> 150%	—	—	—	3,156	1,290	4,446	19	—	19
Total with LTVs	59,533	1,345	60,878	15,906	3,256	19,162	5,170	18	5,188
Other (1)	301	7	308	—	—	—	256	—	256
Total	59,834	1,352	61,186	15,906	3,256	19,162	5,426	18	5,444

Total portfolio average LTV (2)	65%	79%	65%	108%	132%	112%	44%	55%	44%

Average LTV on new originations during the year (2)			65%			74%

2011
<= 50%				2,568	222	2,790
> 50% and <= 70%				1,877	157	2,034
> 70% and <= 90%				2,280	223	2,503
> 90% and <= 100%				1,377	128	1,505
> 100% and <= 110%				1,462	130	1,592
> 110% and <= 130%				2,752	322	3,074
> 130% and <= 150%				2,607	369	2,976
> 150%				2,798	748	3,546
Total with LTVs				17,721	2,299	20,020

Total portfolio average LTV (2)				104%	125%	106%

Average LTV on new originations during the year (2)						74%

Notes:

(1)    Where no indexed LTV is held.

(2)    Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

Financial review  Risk and balance sheet management

Credit risk continued

Risk mitigation* continued

Key points

UK Retail

•         The UK Retail mortgage portfolio was £64.6 billion at 31 December 2013, an increase of 5.5% from 31 December 2012. The mortgages included £7.1 billion (2012 - £6.1 billion) of residential buy-to-let lending.

•         As at 31 December 2013, approximately 53% of the portfolio consisted of fixed rate, 5% a combination of fixed and variable rates and the remainder were variable rate mortgages (including those on managed rates). The interest only proportion of the total portfolio was 25%.

•         Gross new mortgage lending amounted to £12.6 billion and the average LTV by volume was 62.6% compared to 61.2% at 31 December 2012. The average LTV calculated by weighted LTV of lending was 66.4% (2012 - 65.0%).

•         Based on the Halifax Price Index at September 2013, the portfolio-average indexed LTV by volume was 53.9% (2012 - 57.4%) and 60.8% by weighted value of debt outstanding (2012 - 65.0%). The ratio of total outstanding balances to total indexed property valuations was 47.8% (2012 - 50.7%).

•         All new mortgage business is subject to a comprehensive assessment. This includes: i) an affordability test which incorporates a stressed interest rate that is higher than the customer pay rate; ii) credit scoring; iii) a maximum loan-to-value of 90% with the exception of the UK Government backed Help To Buy scheme (from the fourth quarter of 2013) and  New Buy products where lending of up to 95% is provided; and iv) a range of policy rules that restrict the availability of credit to borrowers with higher risk characteristics, for example high levels of debt and/or adverse payment behaviour on previous borrowings.

•         The arrears rate (defined as more than three payments in arrears, excluding repossessions and shortfalls post property sale), fell to 1.0% (2012 - 1.2%). The number of properties repossessed in 2013 was 756 compared with 662 in 2012. Arrears rates remained sensitive to economic developments and benefited from the low interest rate environment.

•         The impairment charge for mortgage loans was £14 million for 2013 compared to £41 million in 2012, reflecting a lower level of defaults and reduced loss rates as improved valuations on properties held as security on defaulted debt.

Ulster Bank

•         Ulster Bank’s residential mortgage portfolio was £19.0 billion at 31 December 2013, with 88% in the Republic of Ireland and 12% in Northern Ireland. The portfolio decreased from 31 December 2012 as a result of amortisation and limited growth due to low market demand.

•         The assets included £2.2 billion (12%) of residential buy-to-let loans. The interest rate product mix was approximately 68% on tracker rate products, 23% on variable rate products and 9% on fixed rate. Interest only represented 11% of the total portfolio.

•         The average individual LTV on new originations was 73% in 2013, (2012 - 74%); the volume of new business remained very low. The maximum LTV available to Ulster Bank customers was 90% with the exception of a specific Northern Ireland scheme which permits LTVs of up to 95% (although Ulster Bank’s exposure is capped at 85% LTV).

•         The portfolio average indexed LTV fell 4% during 2013 and reflected positive house price index trends over the last 12 months.

•         Refer to the Ulster Bank Group (Core and Non-Core) section on pages 65 to 69 for commentary on mortgage REIL and impairments.

*unaudited

Financial review  Risk and balance sheet management

Credit risk continued

Early problem identification and problem debt management

Wholesale

Early problem identification

Each division has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, divisional credit officers may decide to place it on the Watchlist.

Watchlist*

There are three Watch classifications - Amber, Red and Black - reflecting progressively deteriorating conditions. Watch Amber customers are performing customers who show early signs of potential financial difficulty, or have other characteristics that warrant closer monitoring. Watch Red customers are performing customers who show signs of declining creditworthiness which requires active management usually by the Global Restructuring Group (GRG). Watch Black customers include risk elements in lending and potential problem loans.

Once on the Watchlist, customers are subject to heightened scrutiny. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist units in divisions or by GRG. In more material cases, a forum of experienced credit, portfolio management and remedial management specialists in the divisions or GRG may reassess the customer relationship strategy. In accordance with Group-wide policies, a number of mandatory actions are taken, including a review of the customer’s credit grade and facility and security documentation.

Other appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watch Red cases, the division is required to consult with GRG on whether the relationship should be transferred to GRG (for more information on GRG, refer to below). Watch Red customers that continue to be managed by the divisions tend to be those requiring subject matter expertise that is available in the divisions rather than in GRG.

At 31 December 2013, exposures to customers reported as Watchlist Red and managed in the divisions totalled £342 million (2012 - £257 million).

Remediation strategies available in the divisions include granting a customer various types of concessions. Any decision to approve a concession will be a function of the division’s specific country and sector appetite, the key metrics of the customer, the market environment and the loan structure and security. For further information, refer to the Wholesale forbearance section below.

Other potential outcomes of the relationship review are to: take the customer off the Watchlist; offer additional lending and continue monitoring; transfer the relationship to GRG if appropriate; or exit the relationship altogether.

The following table shows a sector breakdown of credit risk assets (CRA) (lending and net derivatives) of Watch Red customers under GRG management:

Watch Red CRA by current exposure	2013			2012			2011
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Property	1,024	625	1,649	2,312	1,574	3,886	2,557	2,142	4,699
Transport	76	8	84	143	20	163	201	53	254
Retail and leisure	554	39	593	646	49	695	657	155	812
Services	501	7	508	449	18	467	398	29	427
Other	395	128	523	533	164	697	395	176	571
Total	2,550	807	3,357	4,083	1,825	5,908	4,208	2,555	6,763

*unaudited

Financial review  Risk and balance sheet management

Credit risk continued

Early problem identification and problem debt management continued

The decrease in Watch Red cases was driven predominantly by a lower flow of cases into GRG, repayments and movement of cases into Watch Black. The overall value of customers in default has however reduced during the year. For further information regarding the asset quality of the Group's portfolio refer to the Asset quality section on page 85.

Global Restructuring Group

GRG manages the Group’s wholesale problem debt portfolio in cases where its exposure to the customer exceeds £1 million. In addition, GRG provides a specialist credit function, the Strategy Management Unit, for distressed bilateral lending where the exposure is between £250,000 and £1 million. The primary function of GRG is to restore customers to an acceptable credit condition and minimise losses to the RBS Group.

The factor common to all customers managed by GRG is that the Group’s exposure is outside risk appetite. Customers transferred to GRG typically show symptoms of significant financial difficulty, such as cash flow pressures, or show evidence that the management team has limited experience of managing a business in difficulty. In addition, a customer may be transferred to GRG if the Group is not provided with sufficient or reliable information on which to make decisions.

GRG relationship managers use their skill, experience and judgement to support customers through these difficulties while seeking to minimise losses to protect the Group’s capital.

When the relationship is transferred, GRG conducts a detailed assessment of the viability of the business as well as the ability of management to deal with the causes of financial difficulty. Following GRG’s initial file assessment and, if appropriate, wider due diligence with input from independent experts (sector experts, accountants and surveyors), various options are presented to the customer. A strategy is then agreed with the customer for dealing with the distressed loan.

The objective is to find a mutually acceptable solution, including repayment, refinancing or transfer to another bank if that is the customer’s preferred option. Once a solution is found, management of the loans may be transferred back to the performing divisions. If the business is not viable and a turnaround is not possible, insolvency may be an option.

Wholesale forbearance

Definition

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties.

Concessions granted where there is no evidence of financial difficulty, or where any changes to terms and conditions are within the Group’s usual risk appetite (for a customer new to the Group), or reflect improving credit market conditions for the customer, are not considered forbearance.

A number of options are available to the Group. Such actions are tailored to the customer’s individual circumstances. The aim of such actions is to restore the customer to financial health and to minimise risk to the Group. To ensure that forbearance is appropriate for the needs and financial profile of the customer, the Group applies minimum standards when assessing, recording, monitoring and reporting forbearance.

Types of wholesale forbearance

Wholesale forbearance may involve the following types of concessions:

•         Payment concessions and loan rescheduling, including extensions in contractual maturity, may be granted to improve the customer’s liquidity. Concessions may also be granted on the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options are commonly used in commercial real estate transactions, particularly where a shortage of market liquidity rules out immediate refinancing and makes short-term collateral sales unattractive.

•         Debt may be forgiven, or exchanged for equity, where the customer’s business or economic environment means that it cannot meet obligations and where other forms of forbearance are unlikely to succeed. Debt forgiveness is commonly used for stressed leveraged finance transactions. These are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model, strategy and debt level are viable, maintaining the business as a going concern is the preferred option, rather than realising the value of the underlying assets.

A temporary covenant waiver, a recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, the Group would seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances, for example increased margin on a cash or payment in kind basis, and/or deferred return instruments.

The contractual margin may be amended to bolster the customer’s day-to-day liquidity to help sustain the customer’s business as a going concern. This would normally be a short-term solution. As set out above, the Group would seek to obtain a return commensurate to the risk that it is required to take and this can be structured in the same ways set out above.

Loans may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. All customers are assigned a PD and related facilities an LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms. Where forbearance is no longer viable, the Group will consider other options such as the enforcement of security and/or insolvency proceedings.

*unaudited

Financial review  Risk and balance sheet management

Credit risk continued

Early problem identification and problem debt management continued

The ultimate outcome of a forbearance strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•         Enforcement of security or otherwise taking control of assets - Where the Group holds collateral or other security interest and is entitled to enforce its rights, it may enforce its security or otherwise take ownership or control of the assets. The RBS Group’s preferred strategy is to consider other possible options prior to exercising these rights.

•         Insolvency - Where there is no suitable forbearance option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

The data presented in the tables below include loans forborne during 2011, 2012 and 2013 which individually exceeded thresholds set at divisional level. The RBS Group continues to refine its reporting processes for forborne loans and, as a result, in 2013, thresholds were reduced to range from nil to £3 million. During 2011 and 2012, these thresholds ranged from nil to £10 million. The proportion of the Watch and GRG population covered by these thresholds has changed over time as the thresholds have been reduced.

As part of the RBS Group’s ongoing review of forbearance reporting, the amounts shown as “Completed forbearance” relating to 2012 and 2013 now include loans granted covenant concessions only. These were disclosed by way of a note in 2012. While the RBS Group considers these types of concessions qualitatively different from other forms of forbearance, they constitute a significant proportion of wholesale forbearance and were therefore included.

The table below shows the value of loans (excluding loans where the Group has initiated recovery procedures) where forbearance was completed during the year, by sector and types.

	2013			2012			2011
Wholesale forbearance during the year by sector			Provision			Provision			Provision
	Performing	Non-performing	coverage (1)	Performing	Non-performing	coverage (1)	Performing	Non-performing	coverage (1)
	£m	£m	%	£m	£m	%	£m	£m	%
Property	739	3,644	61	1,124	1,127	21	860	1,413	28
Transport	49	30	45	115	10	68	28	6	3
Retail and leisure	340	295	43	231	81	27	106	140	29
Services	264	218	60	171	24	—	72	48	6
Other	235	157	45	344	64	35	86	71	48
	1,626	4,344	59	1,986	1,305	22	1,152	1,678	29

Forbearance arrangements
The table below analyses the incidence of the main types of wholesale forbearance arrangements by loan value.

Wholesale forbearance during the year by arrangement type (2)	2013	2012	2011
	%	%	%
Payment concessions and loan rescheduling	82	60	94
Other (3)	45	5	2
Covenant-only concessions	17	27	—
Forgiveness of all or part of the outstanding debt	6	19	20
Variation in margin	1	9	5

Notes:

(1)    Provision coverage reflects impairment provision as a percentage of non-performing loans.

(2)    The total exceeds 100% as an individual case can involve more than one type of arrangement.

(3)    The main types of ‘other’ concessions include formal ‘standstill’ agreements and release of security.

Financial review  Risk and balance sheet management

Credit risk continued

Early problem identification and problem debt management continued

Key points

•         In 2013, a number of refinements were made to the reporting of wholesale forbearance, as explained below:

°          Change in reporting thresholds from £10 million to £3 million, increased forbearance reported by £1.6 billion.

°          During ongoing portfolio reviews, a number of facilities totalling £2.2 billion were identified which were being managed in accordance with an agreed forbearance strategy but where the forbearance had not been formally documented. These have been included in the tables above, which has led to an increase in completed forbearance for 2013 and a corresponding decrease in loans which are “in process” for the purpose of forbearance (in process loans are explained below).

°          Covenant only forbearance of £0.5 billion (2012 - £1.0 billion) has been included.

•         Year-on-year analysis of forborne loans may be skewed by individual material cases during a given year. This is particularly relevant when comparing the value of forbearance completed in the property and transport sectors in 2013 with previous years.

•         At 31 December 2013, loans totalling £5.5 billion (2012 - £7.2 billion) were granted credit approval for forbearance but where such forbearance had not yet been formally documented and which were not being managed in accordance with an agreed forbearance strategy. These loans are referred to as in process and are not included in the tables above. Of these, 92% were non-performing loans, with an associated provision coverage of 52%, and 8% were performing loans. The principal types of arrangements offered included payment concessions and loan rescheduling, covenant concessions, forgiveness of all or part of the outstanding debt and variations in margin.

•         Loans forborne during 2012 and 2013 and outstanding at 31 December 2013 totalled £8.6 billion, of which £2.7 billion related to arrangements completed during 2012.

•         Core bank customers were granted forbearance by GRG on loan facilities totalling £2.8 billion during 2012 and 2013, which equates to 18.7% of loans managed by GRG (excluding loans to customers managed by recovery units). Of these loans, 9% by value had been returned to performing portfolios managed within the originating divisions by 31 December 2013. There are also loans that are not forborne which have been returned from GRG to performing portfolios managed within the originating divisions. 80% by value of the performing Core loans granted forbearance during 2012 remained performing as at 31 December 2013*.

•         Provision coverage for forborne loans increased during the year.  This was primarily the result of provisions in Ulster Bank, specifically in the property sector, and driven by the RBS Group’s RCR strategy. For further information regarding Ulster Bank refer to the Ulster Bank Group (Core and Non-Core) section on pages 65 to 69.

Retail

Collections

Collections functions in each of the RBS Group’s retail businesses provide support and assistance to customers who are experiencing difficulties in meeting their obligations to the Group. Such customers may miss a payment on their loan or borrow more than their agreed limit, or contact the Group themselves asking for help. Dedicated support teams are also in place to identify and help customers who have not yet missed a payment but may be facing financial difficulty.

The collections function may use a range of tools to initiate contact with the customer, establish the cause of their financial difficulty and support them where possible. In the process, they may consider granting the customer forbearance.

Additionally, in the UK and Ireland, support is provided to customers with unsecured loans who establish a repayment plan with the Group through a debt advice agency or a self-help tool. Such “breathing space” suspends collections activity for a 30-day period to allow time for the repayment plan to be put in place. Arrears continue to accrue for customer loans granted breathing space.

If collections strategies are unsuccessful the relationship is transferred to the recoveries team. For further details on recoveries, refer to page 61.

Retail forbearance

Definition

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer's financial difficulties. In UK Retail and Ulster Bank, a broader definition of forbearance is used that includes mortgages where a customer has made a change to contractual terms, when their payments status is up-to-date and they are not necessarily evidencing signs of financial difficulty. Forbearance is granted on a permanent, or temporary, basis following an assessment of the customer's individual circumstances and ability to pay. For UK Retail and Ulster Bank, the disclosure covers changes in contractual terms dating back to January 2008 and early 2009 respectively.

Identification

Customers who contact the bank directly because of financial difficulties, or who are already in payment arrears, may be granted forbearance. In the course of assisting customers, more than one forbearance treatment may be granted.

Types of retail forbearance

Forbearance is granted principally to customers with mortgages and less extensively to customers with unsecured loans.

*unaudited

Financial review  Risk and balance sheet management

Credit risk continued

Early problem identification and problem debt management continued

Mortgage portfolios

Forbearance options include, but are not limited to, payment concessions, capitalisations of arrears, term extensions and temporary conversions to interest only.

•         Payment concessions - A temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period. Ulster Bank also offers payment concessions in the form of discounted interest rates that involve the forgiveness of some interest (further details below).

•         Capitalisation of arrears - The customer repays the arrears over the remaining term of the mortgage and returns to an up-to-date position.

•         Term extensions - The maturity date of the loan is extended.

•         Interest only conversions - The loan converts from principal and interest repayment to interest only repayment on a temporary basis (Ulster Bank only).

In UK Retail, interest only conversions have not been used to support customers in financial difficulty since 2009, and from 2012 have only been permitted on a very exceptional basis for residential mortgage customers who are up to date on payments. As a result interest only loans with permanent changes to terms are historical stock. In Ulster Bank, interest only conversions are offered to customers under financial stress and solely on a temporary basis.

In response to the economic difficulties in the Republic of Ireland, Ulster Bank has developed additional forbearance options. These payment concessions support customers over an extended period of time and include instances where some interest is forgiven by granting interest rate discounts for a 3-5 year period.

Unsecured portfolios

For unsecured portfolios in UK Retail and Ulster Bank, forbearance entails reduced or deferred payments. Arrangements to facilitate the repayment of overdraft excesses or loan arrears can be agreed dependent on affordability. Where repayment arrangements are not affordable debt consolidation loans can be provided to customers in collections.

•         For unsecured portfolios in UK Retail, £87 million of balances (1% of the total unsecured balances) were subject to forbearance at 2013 year end.

•         For unsecured portfolios in Ulster Bank, £16 million (3.8% by value) of the population was subject to forbearance at 31 December 2013.

Monitoring of forbearance

Forbearance loans may be performing or non-performing. The granting of forbearance does not change the delinquency status of the loan unless the arrangement involves a capitalisation of all existing arrears of principal and interest, in which case the loan becomes up-to-date.

Loans granted forbearance are included in the non-performing book: when 90 days past due; or if the forbearance arrangement is a payment concession that involves a reduction in contractually required cash flows i.e. the forgiveness of interest. Such loans are classified as impaired.

There are instances when loans subject to forbearance are transferred from the non-performing book to the performing book. In UK Retail, when arrears are capitalised, a loan is transferred to the performing book once the borrower has met the revised payment terms for at least six months and is expected to continue to do so. In addition, a small portfolio of loans past due 90 days are managed by UK Retail’s collections function.  Loans in this portfolio may also be transferred to the performing book if the customer makes payments that reduce arrears below 90 days.

In Ulster Bank, if a customer makes payments that reduce loan arrears below 90 days, the loan is transferred to the performing book. In addition, where a customer meets the original payment terms for six months and is expected to continue to do so, capitalisation may be agreed. In these cases the loan is also transferred to the performing book.

Mortgages granted forbearance are reviewed regularly to ensure that customers are meeting the agreed terms. Key metrics have been developed to record the proportion of loans that fail to meet the agreed terms over time, as well as the proportion of loans that return to performing with no arrears. Retail forbearance loans can be modified more than once.

Financial review  Risk and balance sheet management

Credit risk continued

Early problem identification and problem debt management continued

Arrears status and provisions

The mortgage arrears information for retail accounts in forbearance and related provision are shown in the tables below.

2013	No missed payments		1-3 months in arrears		>3 months in arrears		Total
									Forborne
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	balances (1)
	£m	£m	£m	£m	£m	£m	£m	£m	%
UK Retail (2,3)	2,605	7	247	12	202	22	3,054	41	4.7
Ulster Bank (2,3)	1,362	166	631	76	789	323	2,782	565	14.6
Wealth	52	—	2	—	1	—	55	—	0.9
	4,019	173	880	88	992	345	5,891	606	6.6

2012
UK Retail (2,3)	2,355	12	255	12	239	31	2,849	55	4.7
Ulster Bank (2,3)	915	100	546	60	527	194	1,988	354	10.4
Wealth	35	—	—	—	7	—	42	—	0.7
	3,305	112	801	72	773	225	4,879	409	5.7

2011
Ulster Bank (2,3)	893	78	516	45	421	124	1,830	247	9.1
Wealth	121	—	—	—	2	—	123	—	1.3
	1,014	78	516	45	423	124	1,953	247	6.6

Notes:

(1)    As a percentage of mortgage loans.

(2)    Forbearance in UK Retail and Ulster Bank capture all instances where a change has been made to the contractual payment terms including those where the customer is up-to-date on payments and there is no obvious evidence of financial difficulty.

(3)    Includes the current stock position of forbearance deals agreed since early 2008 for UK Retail and early 2009 for Ulster Bank.

Forbearance arrangements The incidence of the main types of retail forbearance on the balance sheet are analysed below.
2013	UK Retail	Ulster Bank	Wealth	Total (1)
	£m	£m	£m	£m
Interest only conversions - temporary and permanent (2)	1,190	512	—	1,702
Term extensions - capital repayment and interest only	1,251	325	24	1,600
Payment concessions (3)	150	1,567	6	1,723
Capitalisation of arrears	532	494	—	1,026
Other	132	—	25	157
	3,255	2,898	55	6,208

2012
Interest only conversions - temporary and permanent	787	924	6	1,717
Term extensions - capital repayment and interest only	1,168	183	24	1,375
Payment concessions (3)	133	762	9	904
Capitalisation of arrears	550	119	—	669
Other	211	—	3	214
	2,849	1,988	42	4,879

2011
Interest only conversions - temporary and permanent		795	3	798
Term extensions - capital repayment and interest only		58	97	155
Payment concessions		876	—	876
Capitalisation of arrears		101	—	101
Other		—	23	23
		1,830	123	1,953

Notes:

(1)    As an individual case can include more than one type of arrangement, the analysis in the table on forbearance arrangements exceeds the total value of cases subject to forbearance.

(2)    The year-on-year increase for UK Retail was driven by an extension of the reporting definition to include legacy conversions to interest only repayment in cases where customers were previously on a combination of repayment types.

(3)    Includes £365 million of Ulster Bank loans (2012 - £10 million) where an interest rate discount has been agreed resulting in a reduction of contractual cash flows through forgiveness of interest.

Financial review  Risk and balance sheet management

Credit risk continued

Early problem identification and problem debt management continued

The table below shows forbearance agreed during the year analysed between performing and non-performing.

	UK Retail	Ulster Bank	Wealth	Total
2013	£m	£m	£m	£m
Performing forbearance	674	2,223	29	2,926
Non-performing forbearance	69	1,213	6	1,288
Total forbearance (1,2)	743	3,436	35	4,214

2012
Performing forbearance	163	2,111	18	2,292
Non-performing forbearance	14	1,009	2	1,025
Total forbearance (1,2)	177	3,120	20	3,317

Notes:

(1)    An individual case can include more than one type of arrangement.

(2)    Includes all arrangements agreed during the year (new customers and renewals) including those deals that have expired at year end. Balances are at year end.

Key points

UK Retail

•         At 31 December 2013, forbearance balances where the forbearance treatment was provided in the last 24 months amounted to £1.0 billion. This represented a 19% reduction in the year.

•         The flow of new forbearance of £190 million in the fourth quarter of 2013 continued on a downward trend compared with an average of £217 million in the preceding four quarters. The full year flow for 2013 was £843 billion, a 17% reduction on the 2012 flow.

•         Forbearance stock remained stable with 4.7% of total mortgage assets (£3.1 billion) subject to a forbearance arrangement agreed since January 2008 (2012 - 4.7%; £2.8 billion).

•         Approximately 85% of forbearance loans (2012 - 83%) were up to date with payments compared with approximately 98% of assets not subject to forbearance activity.

•         The majority (91%) of UK Retail forbearance is permanent in nature (term extensions, capitalisation of arrears, historic conversions to interest only). Temporary forbearance comprises payment concessions such as reduced or deferred payments with such arrangements typically agreed for a period of three to six months.

•         The most frequently occurring forbearance types were term extensions (38% of forbearance loans at 31 December 2013), interest only conversions (37%) and capitalisations of arrears (16%). The growth of interest only stock reflected the extended definition referred to above. The underlying level of transfers was negligible and the remaining stock was the result of legacy policy. Conversions to interest only have only been permitted on a very exceptional basis since the fourth quarter of 2012 and have not been permitted for customers in financial difficulty since 2009.

•         The impairment provision cover on forbearance loans remained significantly higher than that on assets not subject to forbearance.

Ulster Bank

•         At 31 December 2013, 14.6% of total mortgage assets (£2.8 billion) were subject to a forbearance arrangement (agreed since early 2009), an increase from 10.4% (£2.0 billion) at 31 December 2012. This reflected Ulster Bank’s proactive strategies to contact customers in financial difficulty to offer assistance.

•         Although the forbearance stock increased by 40% during the year, the number of customers approaching Ulster Bank for assistance for the first time remained broadly stable. This can be attributed to more mortgages being put on to longer-term arrangements, and therefore not exiting forbearance.

•         The majority of forbearance arrangements were less than 90 days in arrears (72%).

•         The mix of forbearance treatments in Ulster Bank changed with an increase in longer-term solutions. A total of 28% of forbearance loans were subject to a permanent arrangement at 31 December 2013 (2012 - 15%). Capitalisations represented 17% and term extensions represented 11% of the forbearance portfolio at 31 December 2013, increasing from 6% and 9% respectively.

•         The remaining forbearance loans were temporary concessions accounting for 72%. Short to medium-term concessions are offered for periods of three months to five years and incorporate different levels of repayment based on the customer’s ability to pay.

•         Temporary interest only arrangements decreased during 2013 to 18% of forbearance loans at 31 December 2013 (2012 - 46%). This reflected Ulster Bank’s strategy to transition customers in financial difficulty to long-term arrangements.

•         Payment concessions represented the remaining 54%, comprising: deals where payments amortised the outstanding balance (41%); a diminishing portfolio of deals that negatively amortised (10%); and payment holidays (3%).

•         The impairment provision cover on forbearance loans remained significantly higher than that on assets not subject to forbearance

Financial review  Risk and balance sheet management

Credit risk continued

Early problem identification and problem debt management continued

Recoveries

Once a loan has been identified as impaired it is managed by divisional recoveries functions. Their goal is to collect the total outstanding and reduce the Group’s loss by maximising cash recovery while treating customers fairly. Where an acceptable repayment arrangement cannot be agreed with the customer, litigation may be considered. In UK Retail and Northern Ireland, no repossession procedures are initiated until at least six months following the emergence of arrears. In the Republic of Ireland, new regulations prohibit taking legal action for an extended period. Additionally, certain forbearance options are made available to customers managed by the recoveries function.

Group impairment loss provisioning

Impaired definition

A financial asset is impaired if there is objective evidence that an event or events since initial recognition of the asset has adversely affected the amount or timing of future cash flows from it. The loss is measured as the difference between the carrying value of the loan and the present value of estimated future cash flows discounted at the loan’s original effective interest rate.

For both wholesale and retail exposures, days-past-due measures are typically used to identify evidence of impairment. In both corporate and retail portfolios, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Other factors are considered including: the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or any evidence of diminished cash flows.

Provisioning methodology

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. The current net realisable value of the collateral will be taken into account in determining the need for a provision. No impairment provision is recognised in cases where amounts due are expected to be settled in full on realisation of the security. The Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

Individually assessed provisions

Loans and securities above a defined threshold deemed to be individually significant are assessed on a case-by-case basis. Assessments of future cash flows take into account the impact of any guarantees or collateral held. Projections of cash flow receipts are based on the Group’s judgement and facts available at the time. Projected cash flows are reviewed on subsequent assessment dates as new information becomes available.

Collectively assessed provisions

Provisions on impaired credits below an agreed threshold are assessed on a portfolio basis, reflecting the homogeneous nature of the assets. The RBS Group segments wholesale and retail portfolios according to product type, such as credit cards, personal loans and mortgages. The approach taken to assess impaired assets in collections differs from the approach taken to assess those in recoveries (refer to page 57 for further details on collections and refer to the above for recoveries).

Provisions are determined based on a quantitative review of the relevant portfolio. They take account of the level of arrears, the value of any security, and historical and projected cash recovery trends over the recovery period. The provisions also incorporate any adjustments that may be deemed appropriate given current economic conditions. Such adjustments may be determined based on a review of the latest cash collections profile and operational processes used in managing exposures.

Latent loss provisions

In the performing portfolio, latent loss provisions are held against losses incurred but not identified before the balance sheet date. Latent loss provisions reflect PDs and LGDs as well as emergence periods. The emergence period is defined as the period between the occurrence of the impairment event and a loan being identified and reported as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as coupon period and repayment terms, and the duration of the administrative process required to report and identify an impaired loan as such. Emergence periods vary across different portfolios from 2 to 225 days. They are based on actual experience within the particular portfolio and are reviewed regularly.

The RBS Group’s retail businesses segment their performing loan books into homogeneous portfolios such as mortgages, credit cards or unsecured loans, to reflect their different credit characteristics. Latent provisions are computed by applying portfolio level LGDs, PDs and emergence periods. The wholesale calculation is based on similar principles but there is no segmentation into portfolios. PDs and LGDs are calculated on an individual basis.

Refer to pages 110 to 115 for analysis of impaired loans, related provisions and impairments.

Impact of forbearance on provisioning

Wholesale

Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This may result in the recognition of an impairment loss or a write-off.

Provisions for forborne wholesale loans are assessed in accordance with the Group’s normal provisioning policies (refer to Group impairment loss provisioning above). The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, are considered in order to establish whether an impairment provision is required. Individual impairment assessments for wholesale loans are reassessed in the light of any revisions to the loan's terms.

All wholesale customers are assigned a PD and related facilities an LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms and any revised grading incorporated in the calculation of the impairment loss provisions for the Group’s wholesale exposures.

Financial review  Risk and balance sheet management

Credit risk continued

Early problem identification and problem debt management continued

For performing counterparties, credit metrics are an integral part of the latent provision methodology and therefore the impact of covenant concessions will be reflected in the latent provision. For non-performing loans, covenant concessions will be considered in the overall provision adequacy for these loans.

In the case of non-performing loans that are forborne, the loan impairment provision assessment almost invariably takes place prior to forbearance being granted. The quantum of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers in GRG. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off and the balance of the loan returned to performing status.

Retail

Provisions are assessed in accordance with the Group’s provisioning policies (refer to Group impairment loss provisioning on page 61).

Impairment provisions in respect of loans subject to forbearance are evaluated as follows:

In UK Retail performing loans are subject to a latent loss provision but form a separate risk pool for 24 months. The higher of the observed default rates and PDs are used in the latent provisioning calculations for these loans to ensure that appropriate provision is held. Furthermore, for these portfolios the latent provision incorporates extended emergence periods. Once such loans are no longer separately identified, the use of account level PDs refreshed monthly in the latent provision methodology captures the underlying credit risk without a material time lag. There is no reassessment of the PD at the time forbearance is granted but the loan will be the subject to the latent provisioning methodology described above. Non-performing loans are subject to a collectively assessed provision methodology.

In Ulster Bank performing loans are subject to a latent loss provision but form a separate risk pool for the period of forbearance. The performance of forbearance arrangements is analysed and breakage (a single missed payment) rates computed. The higher of the breakage rate and the modelled PD for this separate risk pool is used when calculating the latent provision. Furthermore, for this portfolio the latent provision incorporates an extended emergence period. Once such loans are no longer separately identified, the use of account level PDs refreshed monthly in the latent provision methodology captures the underlying credit risk without a material time lag.

There is no reassessment of the PD at the time forbearance is granted but the loan will be the subject to the latent provisioning methodology described above. Non-performing loans are subject to a collectively assessed provision methodology. However, loans not 90 days past due that are subject to forbearance arrangements involving a reduction in contractually required cash flows i.e. the forgiveness of interest and where arrears have not been capitalised are classified as non-performing. They form a separate risk pool for the period of forbearance and the related loan loss provision is computed using Ulster Bank’s latent loss provision methodology.

Non-performing loans are grouped into homogeneous portfolios sharing similar credit characteristics according to the asset type. Further characteristics such as LTVs, arrears status and default vintage are also considered when assessing recoverable amount and calculating the related provision requirement. While non-performing forbearance retail loans do not form a separate risk pool, the LGD models used to calculate the collective impairment provision are affected by agreements made under forbearance arrangements.

Write-offs

The Group normally writes-off loans when it has exhausted all of its collection strategies and has no realistic chance of recovering the money it is owed. Refer to pages 164 and 165 for further information on the Group’s write-off policies and practices.

Financial review  Risk and balance sheet management

Key loan portfolios*

Interest only retail loans

The Group’s interest only retail loan portfolios include interest only mortgage lending in UK Retail, Ulster Bank and Wealth.

	2013		2012
	Mortgages	Other loans	Mortgages	Other loans (1)
	£bn	£bn	£bn	£bn
Variable rate	16.8	1.1	19.8	1.4
Fixed rate	6.4	0.1	5.8	0.1
Interest only loans	23.2	1.2	25.6	1.5
Mixed repayment (2)	4.9	—	5.0	—
Total	28.1	1.2	30.6	1.5

Notes:

(1)    The other loans category for 2012 has been restated to exclude non-personal interest only loans within Wealth division.

(2)    Mortgages with partial interest only and partial capital repayments.

The Group reduced its exposure to interest only mortgages. UK Retail ceased offering interest only mortgages to residential owner occupied customers with effect from 1 December 2012. Interest only repayment remains an option for buy-to-let mortgages. Ulster Bank withdrew interest only as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012. Interest only mortgages are now granted on a very limited basis to high net worth customers or as part of its forbearance programme. Wealth offers interest only mortgages to its high net worth customers.

The Group recognises impairment provisions in respect of loans in its interest only portfolios (UK Retail - 2 years) that are approaching their contractual maturity based on historical analysis and customer behaviour. These impairment provisions are refreshed as new trends and data become available.

The tables below analyse the Group’s interest only mortgage portfolio (excluding mixed repayment mortgages) by type, by contractual year of maturity and by originating division.

	2014 (1)	2015-16	2017-21	2022-26	2027-31	2032-41	After 2041	Total
2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Bullet principal repayment (2)	0.4	1.4	4.3	5.5	4.9	5.0	0.3	21.8
Conversion to amortising (2,3)	0.9	0.4	0.1	—	—	—	—	1.4
Total	1.3	1.8	4.4	5.5	4.9	5.0	0.3	23.2

	2013 (4)	2014-15	2016-20	2021-25	2026-30	2031-40	After 2040	Total
2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Bullet principal repayment (2)	1.0	2.1	4.8	3.9	5.1	6.4	0.5	23.8
Conversion to amortising (2,3)	0.5	1.3	—	—	—	—	—	1.8
Total	1.5	3.4	4.8	3.9	5.1	6.4	0.5	25.6

Notes:

(1)    2014 includes pre-2014 maturity exposure.

(2)    Includes £1.7 billion (2012 - £1.7 billion) of repayment mortgages that have been granted interest only concessions (forbearance).

(3)    Maturity date relates to the expiry of the interest only period.

(4)    2013 includes pre-2013 maturity exposure.

	2013				2012
	Bullet principal	Conversion		Proportion of	Bullet principal	Conversion		Proportion of
	repayment	to amortising	Total	mortgage lending	repayment	to amortising	Total	mortgage lending
	£bn	£bn	£bn	%	£bn	£bn	£bn	%
UK Retail (1)	16.3	—	16.3	25.2	17.7	—	17.7	29.0
Ulster Bank	0.7	1.4	2.1	11.0	1.4	1.8	3.2	16.7
Wealth	4.8	—	4.8	81.2	4.7	—	4.7	86.3
Total	21.8	1.4	23.2		23.8	1.8	25.6

Note:

(1)    UK Retail also has exposure of £4.3 billion to customers who have a combination of repayment types, capital repayments and interest only.

*unaudited

Financial review  Risk and balance sheet management

Credit risk: Key loan portfolios* continued

UK Retail

UK Retail’s interest only mortgages require full principal repayment - which is known as bullet repayment - at the time of maturity. Typically such loans have remaining terms of between 15 and 20 years. Customers are reminded of the need to have an adequate repayment vehicle in place during the mortgage term.

Of the bullet loans that matured in the six months to 30 June 2013, 52% had been fully repaid by 31 December 2013. The unpaid balance totalled £31 million, 96% of which continued to meet agreed payment arrangements (including balances that have been restructured on a capital and interest basis within eight months of the contract date; customers are allowed eight months leeway for their investment plan to mature and cashed in to repay the mortgage). Of the £31 million unpaid balance, 56% of the loans had an indexed LTV of 70% or less with only 14% above 90%. Customers may be offered a short extension to the term of an interest only mortgage or a conversion of an interest only mortgage to one featuring repayment of both capital and interest, subject to affordability and characteristics such as the customer’s income and ultimate repayment vehicle. The majority of term extensions in UK Retail are classified as forbearance.

Ulster Bank

Ulster Bank’s interest only mortgages require full principal repayment at the time of maturity; or payment of both capital and interest from the end of the interest only period, typically seven years, so that customers meet their contractual repayment obligations. For bullet customers, contact strategies are in place to remind them of the need to repay principal at the end of the mortgage term.

Of the bullet loans that matured in the six months to 30 June 2013 (£1.2 million), 20% had fully repaid by 31 December 2013 leaving residual balances of £0.9 million, 78% of which were meeting the terms of a revised repayment schedule. Of the amortising loans that matured in the six months to 30 June 2013 (£65 million), 69% were either fully repaid or meeting the terms of a revised repayment schedule.

Ulster Bank also offers temporary interest only periods to customers as part of its forbearance programme. An interest only period of up to two years is permitted after which the customer enters an amortising repayment period following further assessment of the customer’s circumstances. The affordability assessment conducted at the end of the forbearance period takes into consideration the repayment of the arrears that have accumulated based on original terms during the forbearance period. The customer’s delinquency status does not deteriorate further while forbearance repayments are maintained. Term extensions in respect of existing interest only mortgages are offered only under a forbearance arrangement.

The tables below analyse the Group’s retail mortgage portfolio between interest only mortgages (excluding mixed repayment mortgages) and other mortgage loans.

	Interest only
	Bullet principal	Conversion to
	repayment	amortising	Other	Total
2013	£bn	£bn	£bn	£bn
Arrears status
Current	21.1	1.0	60.8	82.9
1 to 90 days in arrears	0.4	0.2	2.1	2.7
90+ days in arrears	0.3	0.2	3.4	3.9
Total	21.8	1.4	66.3	89.5

2012
Arrears status
Current	22.9	1.1	54.5	78.5
1 to 90 days in arrears	0.5	0.3	2.3	3.1
90+ days in arrears	0.4	0.4	3.4	4.2
Total	23.8	1.8	60.2	85.8

*unaudited

Financial review  Risk and balance sheet management

Credit risk: Key loan portfolios* continued

	Interest only	Other	Total
2013	£bn	£bn	£bn
Current LTV
<= 50%	6.6	16.4	23.0
> 50% and <= 70%	8.4	19.5	27.9
> 70% and <= 90%	4.8	17.9	22.7
> 90% and <= 100%	1.1	2.5	3.6
> 100% and <= 110%	0.6	1.7	2.3
> 110% and <= 130%	0.5	2.8	3.3
> 130% and <= 150%	0.4	2.4	2.8
> 150%	0.6	3.0	3.6
Total with LTVs	23.0	66.2	89.2
Other	0.2	0.1	0.3
Total	23.2	66.3	89.5

2012
Current LTV
<= 50%	7.0	13.5	20.5
> 50% and <= 70%	7.0	14.1	21.1
> 70% and <= 90%	6.3	18.3	24.6
> 90% and <= 100%	1.5	3.7	5.2
> 100% and <= 110%	1.0	2.0	3.0
> 110% and <= 130%	0.9	2.8	3.7
> 130% and <= 150%	0.6	2.1	2.7
> 150%	1.1	3.4	4.5
Total with LTVs	25.4	59.9	85.3
Other	0.2	0.3	0.5
Total	25.6	60.2	85.8

Ulster Bank Group (Core and Non-Core)

Overview

At 31 December 2013, Ulster Bank Group accounted for 10% of the Group’s total gross loans to customers (2012 and 2011 - 10%) and 8% of the Group’s Core gross loans to customers (2012 and 2011 - 8%) Ulster Bank’s financial performance continued to be impacted by the challenging economic climate in Ireland, with impairments remaining elevated in the wholesale bank as a result of limited liquidity in the economy which continues to depress the property market and domestic spending. Additionally, in the fourth quarter of 2013 the Group announced a recovery strategy for loans transferring to RCR. This resulted in a significant increase in provisions as the move from a through the cycle strategy to a 3 year deleverage, reduced expected realisations.

The impairment charge of £4,793 million for 2013 (2012 - £2,340 million; 2011 - £3,717 million) was driven by a combination of new defaulting customers and higher provisions on existing defaulted cases due primarily to the above mentioned RCR strategy. Provisions as a percentage of risk elements in lending increased to 76% in 2013, from 57% in 2012, predominantly as a result of this change in strategy, combined with the deterioration in the value of the Non-Core commercial real estate development portfolio.

Core

The impairment charge for the year of £1,774 million (2012 - £1,364 million; 2011 - £1,384 million) reflected the difficult economic climate in Ireland, and most particularly the RCR deleverage strategy across the corporate portfolios. The mortgage portfolio improved notably in 2013, accounting for £235 million (13%) of the total 2013 impairment charge (2012 - £646 million; 2011 - £570 million) due to lower debt flows driven by improved collections performance and stabilising residential property prices.

Non-Core

The impairment charge for the year was £3,019 million (2012 - £976 million; 2011 - £2,333 million), with the commercial real estate sector accounting for £2,674 million (89%) of the total 2013 impairment charge, again reflecting the RCR strategy.

The table below analyses Ulster Bank Group’s loans, REIL, impairments and related credit metrics by sector.

*unaudited

Financial review  Risk and balance sheet management

Credit risk: Key loan portfolios* continued

Sector analysis				Credit metrics
				REIL	Provisions	Provisions
	Gross			as a % of	as a % of	as a % of	Impairment	Amounts
	loans	REIL	Provisions	gross loans	REIL	gross loans	charge (1)	written-off
	£m	£m	£m	%	%	%	£m	£m
2013
Core
Mortgages	19,034	3,235	1,725	17.0	53	9.1	235	34
Commercial real estate
- investment	3,419	2,288	1,151	66.9	50	33.7	593	51
- development	718	472	331	65.7	70	46.1	153	4
Other corporate	7,039	2,277	1,984	32.3	87	28.2	771	149
Other lending	1,236	194	187	15.7	96	15.1	22	39
	31,446	8,466	5,378	26.9	64	17.1	1,774	277

Non-Core
Commercial real estate
- investment	3,211	3,006	2,162	93.6	72	67.3	837	53
- development	6,915	6,757	6,158	97.7	91	89.1	1,837	370
Other corporate	1,479	1,209	1,069	81.7	88	72.3	345	6
	11,605	10,972	9,389	94.5	86	80.9	3,019	429

Ulster Bank Group
Mortgages	19,034	3,235	1,725	17.0	53	9.1	235	34
Commercial real estate
- investment	6,630	5,294	3,313	79.8	63	50.0	1,430	104
- development	7,633	7,229	6,489	94.7	90	85.0	1,990	374
Other corporate	8,518	3,486	3,053	40.9	88	35.8	1,116	155
Other lending	1,236	194	187	15.7	96	15.1	22	39
	43,051	19,438	14,767	45.2	76	34.3	4,793	706

2012
Core
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	3,575	1,551	593	43.4	38	16.6	221	—
- development	729	369	197	50.6	53	27.0	55	2
Other corporate	7,772	2,259	1,394	29.1	62	17.9	389	15
Other lending	1,414	207	201	14.6	97	14.2	53	33
	32,652	7,533	3,910	23.1	52	12.0	1,364	72

Non-Core
Commercial real estate
- investment	3,383	2,800	1,433	82.8	51	42.4	288	15
- development	7,607	7,286	4,720	95.8	65	62.0	611	103
Other corporate	1,570	1,230	711	78.3	58	45.3	77	23
	12,560	11,316	6,864	90.1	61	54.6	976	141

Ulster Bank Group
Mortgages	19,162	3,147	1,525	16.4	48	8.0	646	22
Commercial real estate
- investment	6,958	4,351	2,026	62.5	47	29.1	509	15
- development	8,336	7,655	4,917	91.8	64	59.0	666	105
Other corporate	9,342	3,489	2,105	37.3	60	22.5	466	38
Other lending	1,414	207	201	14.6	97	14.2	53	33
	45,212	18,849	10,774	41.7	57	23.8	2,340	213

Note:

(1)    Of which £3.2 billion was due to RCR and the related change of strategy.

*unaudited

Financial review  Risk and balance sheet management

Credit risk: Key loan portfolios* continued

Sector analysis				Credit metrics
				REIL	Provisions	Provisions
	Gross			as a % of	as a % of	as a % of	Impairment	Amounts
	loans	REIL	Provisions	gross loans	REIL	gross loans	charge	written-off
	£m	£m	£m	%	%	%	£m	£m
2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	—
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25
	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16
	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25
	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Key points

•         The commercial real estate lending portfolio for Ulster Bank Group (Core and Non-Core) totalled £14.3 billion at 31 December 2013, of which £10.1 billion or 71% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 2012 with 64% (2012 - 63%) in the Republic of Ireland, 26% (2012 - 26%) in Northern Ireland, 10% (2012 - 11%) in the UK (excluding Northern Ireland) and the balance (0.1%) in Rest of World (primarily Europe).

•         Provisions covered CRE REIL by 78%, up from 58% at the end of 2012, with the investment portfolio being covered 80% and the development portfolio 95%.

•         Of the total corporate impairment charge recorded during the second half of 2013 of £3.9 billion, £3.4 billion related to all loans that will be transferred to RCR, of which £2.9 billion related to commercial real estate loans and £0.5 billion related to corporate loans.

*unaudited

Financial review  Risk and balance sheet management

Credit risk: Key loan portfolios* continued

Commercial real estate by geography	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
	£m	£m	£m	£m	£m
2013
Republic of Ireland (ROI)	3,227	806	1,402	3,684	9,119
Northern Ireland (NI)	1,083	223	517	1,848	3,671
UK (excluding NI)	1,232	50	56	112	1,450
Rest of World (RoW)	9	—	8	6	23
	5,551	1,079	1,983	5,650	14,263

2012
ROI	3,546	779	1,603	3,653	9,581
NI	1,083	210	631	2,059	3,983
UK (excluding NI)	1,239	86	82	290	1,697
RoW	14	1	8	10	33
	5,882	1,076	2,324	6,012	15,294

2011
ROI	3,775	853	1,911	4,095	10,634
NI	1,322	279	680	2,222	4,503
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	—	32	63
	6,495	1,247	2,686	6,685	17,113

Key points

•         Commercial real estate continued to be the primary sector driving the Ulster Bank Group defaulted loan book. Exposure to the sector fell during 2013 by £1.0 billion, reflecting Ulster Bank’s continuing strategy to reduce concentration risk in this sector.

•         The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary property locations on the island of Ireland.

•         Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing, but who are experiencing temporary financial difficulties.

*unaudited

Financial review  Risk and balance sheet management

Credit risk: Key loan portfolios* continued
Commercial real estate loan-to-value ratio	2013			2012			2011
	Performing	Non-performing	Total	Performing	Non-performing	Total	Performing	Non-performing	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
<= 50%	124	23	147	141	18	159	272	32	304
> 50% and <= 70%	271	55	326	309	58	367	479	127	606
> 70% and <= 90%	282	89	371	402	164	566	808	332	1,140
> 90% and <= 100%	86	154	240	404	137	541	438	201	639
> 100% and <= 110%	121	212	333	111	543	654	474	390	864
> 110% and <= 130%	238	366	604	340	619	959	527	1,101	1,628
> 130% and <= 150%	102	438	540	353	774	1,127	506	1,066	1,572
> 150%	319	6,738	7,057	1,000	7,350	8,350	912	7,472	8,384
Total with LTVs	1,543	8,075	9,618	3,060	9,663	12,723	4,416	10,721	15,137
Minimal security (1)	6	3,144	3,150	8	1,615	1,623	72	1,086	1,158
Other (2)	144	1,351	1,495	137	811	948	193	625	818
Total	1,693	12,570	14,263	3,205	12,089	15,294	4,681	12,432	17,113

Total portfolio average LTV (3)	121%	376%	335%	136%	286%	250%	120%	264%	222%

Notes:

(1)    In 2012, the RBS Group reclassified loans with limited (defined as LTV>1,000%) or non-physical security as minimal security, of which a majority were commercial real estate development loans in Ulster Bank. Total portfolio average LTV is quoted net of loans with minimal security given that the anticipated recovery rate is less than 10%. Provisions are marked against these loans where required to reflect the relevant asset quality and recovery profile.

(2)    Other non-performing loans of £2.3 billion (2012 - £2.0 billion; 2011 - £2.5 billion) were subject to the RBS Group’s standard provisioning policies. Other performing loans of £5.4 billion (2012 - £6.6 billion; 2011 - £9.2 billion) included general corporate loans, typically unsecured, to commercial real estate companies, and major UK house builders in addition to facilities supported by guarantees. The credit quality of these exposures was consistent with that of the performing portfolio overall.

(3)    Weighted average by exposure.

(4)    2012 LTV revised to reflect refinement to security value reporting implemented during 2013.

Residential mortgages
Mortgage lending portfolio analysis by country of location of the underlying security is set out below.
	2013	2012	2011
	£m	£m	£m
ROI	16,779	16,873	17,767
NI	2,255	2,289	2,253
	19,034	19,162	20,020

*unaudited

Financial review  Risk and balance sheet management

Balance sheet analysis
71	Financial assets
71	- Exposure summary
72	- Sector and geographic concentration
85	- Asset quality
95	Debt securities
99	Derivatives
99	REIL and provisions

Financial review  Risk and balance sheet management

Balance sheet analysis

The analysis in this section are provided to support the discussion on credit risk on pages 47 to 69. All disclosures are audited.

Financial assets

Exposure summary

The table below analyses the Group’s financial assets exposures, both gross and net of offset arrangements.

	Group
2013	Gross	IFRS	Carrying	Balance sheet	Exposure
	exposure	offset (1)	value	offset (2)	post offset
	£m	£m	£m	£m	£m
Cash and balances at central banks	2,493	—	2,493	—	2,493
Reverse repos	40,266	(21,770)	18,496	(4,060)	14,436
Lending	166,192	—	166,192	(8,190)	158,002
Debt securities	20,381	—	20,381	—	20,381
Equity shares	923	—	923	—	923
Derivatives	1,810	(224)	1,586	(167)	1,419
Settlement balances	3,881	(2,035)	1,846	(262)	1,584
Total third party	235,946	(24,029)	211,917	(12,679)	199,238
Amounts due from holding company and fellow subsidiaries	135,324	—	135,324	(1,668)	133,656
Total gross of short positions	371,270	(24,029)	347,241	(14,347)	332,894
Short positions	(8,254)	—	(8,254)	—	(8,254)
Net of short positions	363,016	(24,029)	338,987	(14,347)	324,640

2012
Cash and balances at central banks	2,298	—	2,298	—	2,298
Reverse repos	52,999	(25,482)	27,517	(2,677)	24,840
Lending	173,824	—	173,824	(7,066)	166,758
Debt securities	32,360	—	32,360	—	32,360
Equity shares	898	—	898	—	898
Derivatives	2,438	(184)	2,254	(25)	2,229
Settlement balances	4,346	(1,984)	2,362	(1,401)	961
Total third party	269,163	(27,650)	241,513	(11,169)	230,344
Amounts due from holding company and fellow subsidiaries	133,278	—	133,278	—	133,278
Total gross of short positions	402,441	(27,650)	374,791	(11,169)	363,622
Short positions	(11,840)	—	(11,840)	—	(11,840)
Net of short positions	390,601	(27,650)	362,951	(11,169)	351,782

2011
Cash and balances at central banks	1,918	—	1,918	—	1,918
Reverse repos	44,854	(19,951)	24,903	(5,379)	19,524
Lending	124,836	—	124,836	(6,853)	117,983
Debt securities	37,201	—	37,201	—	37,201
Equity shares	928	—	928	—	928
Derivatives	3,217	(472)	2,745	(78)	2,667
Settlement balances	2,468	—	2,468	(1,805)	663
Other financial assets	32	—	32	—	32
Total third party	215,454	(20,423)	195,031	(14,115)	180,916
Amounts due from holding company and fellow subsidiaries	165,607	—	165,607	—	165,607
Total gross of short positions	381,061	(20,423)	360,638	(14,115)	346,523
Short positions	(13,482)	—	(13,482)	—	(13,482)
Net of short positions	367,579	(20,423)	347,156	(14,115)	333,041

Notes:

(1)    Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)    This reflects the amounts by which the Group’s credit risk is reduced through cash management pooling arrangements.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
Sector and geographic concentration
		Group
	2013	Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	247	1,416	10,552	—	3	221	12,439	(1,145)	11,294
Financial institutions	- banks (2)	4,297	5,070	332	127	49	2,493	12,368	—	12,368
	- other	13,951	3,193	8,554	744	547	1,543	28,532	(5,413)	23,119
	Personal - mortgages	—	90,629	—	—	—	—	90,629	—	90,629
	- unsecured	—	14,368	—	—	—	—	14,368	—	14,368
	Property	—	30,108	—	12	361	—	30,481	(267)	30,214
	Construction	—	3,048	2	8	8	7	3,073	(1,098)	1,975
	Manufacturing	—	4,059	299	2	54	19	4,433	(798)	3,635
	Finance leases and instalment credit	—	183	8	—	—	—	191	(15)	176
	Retail, wholesale and repairs	—	7,189	87	—	126	11	7,413	(1,359)	6,054
	Transport and storage	—	1,817	76	7	30	—	1,930	(227)	1,703
	Health, education and leisure	—	7,155	64	1	179	14	7,413	(605)	6,808
	Hotels and restaurants	—	3,687	4	7	43	—	3,741	(84)	3,657
	Utilities	—	1,059	38	—	79	—	1,176	(290)	886
	Other	1	11,183	365	43	107	31	11,730	(1,378)	10,352
	Total third party	18,496	184,164	20,381	951	1,586	4,339	229,917	(12,679)	217,238
	Amounts due from holding
	company and fellow subsidiaries	—	129,451	2,547	—	1,931	1,395	135,324	(1,668)	133,656
	Total gross of provisions	18,496	313,615	22,928	951	3,517	5,734	365,241	(14,347)	350,894
	Provisions	—	(17,972)	—	(28)	—	—	(18,000)	n/a	(18,000)
	Total	18,496	295,643	22,928	923	3,517	5,734	347,241	(14,347)	332,894

	2012
	Central and local government	—	1,253	14,140	—	6	500	15,899	(644)	15,255
Financial institutions	- banks (2)	4,706	5,197	473	—	26	2,298	12,700	—	12,700
	- other	22,807	3,840	16,797	867	750	1,783	46,844	(3,571)	43,273
	Personal - mortgages	—	86,602	—	—	—	—	86,602	—	86,602
	- unsecured	—	16,230	—	—	—	—	16,230	—	16,230
	Property	—	33,677	8	30	681	—	34,396	(819)	33,577
	Construction	—	3,534	3	1	16	—	3,554	(1,080)	2,474
	Manufacturing	—	4,978	154	15	77	17	5,241	(1,448)	3,793
	Finance leases and instalment credit	—	203	—	—	—	—	203	—	203
	Retail, wholesale and repairs	—	7,905	58	1	89	1	8,054	(1,227)	6,827
	Transport and storage	—	2,014	30	—	38	—	2,082	(404)	1,678
	Health, education and leisure	—	7,434	168	—	282	31	7,915	(700)	7,215
	Hotels and restaurants	—	4,145	11	—	72	—	4,228	(126)	4,102
	Utilities	—	1,253	96	15	91	7	1,462	(535)	927
	Other	4	9,950	422	7	126	23	10,532	(615)	9,917
	Total third party	27,517	188,215	32,360	936	2,254	4,660	255,942	(11,169)	244,773
	Amounts due from holding
	company and fellow subsidiaries	—	128,191	2,555	—	2,532	—	133,278	—	133,278
	Total gross of provisions	27,517	316,406	34,915	936	4,786	4,660	389,220	(11,169)	378,051
	Provisions	—	(14,391)	—	(38)	—	—	(14,429)	n/a	(14,429)
	Total	27,517	302,015	34,915	898	4,786	4,660	374,791	(11,169)	363,622

For the notes to these tables refer to page 79.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
		Group
		Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
	2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	—	1,933	17,766	—	8	1	19,708	(621)	19,087
Financial institutions	- banks (2)	7,530	7,232	—	114	16	1,918	16,810	(30)	16,780
	- other	17,368	3,360	18,373	753	989	2,412	43,255	(6,391)	36,864
	Personal - mortgages	—	25,723	—	—	—	—	25,723	—	25,723
	- unsecured	—	18,045	—	—	—	7	18,052	—	18,052
	Property	—	38,364	26	18	847	—	39,255	(913)	38,342
	Construction	—	4,416	21	2	48	—	4,487	(965)	3,522
	Manufacturing	—	4,951	106	3	93	—	5,153	(1,480)	3,673
	Finance leases and instalment credit	—	80	—	—	—	—	80	—	80
	Retail, wholesale and repairs	—	8,551	55	2	109	—	8,717	(1,403)	7,314
	Transport and storage	—	1,981	17	—	38	—	2,036	(169)	1,867
	Health, education and leisure	—	7,281	74	5	296	—	7,656	(807)	6,849
	Hotels and restaurants	—	4,285	68	1	84	—	4,438	(114)	4,324
	Utilities	—	1,436	275	19	95	—	1,825	(437)	1,388
	Other	5	9,545	421	47	122	80	10,220	(785)	9,435
	Total third party	24,903	137,183	37,202	964	2,745	4,418	207,415	(14,115)	193,300
	Amounts due from holding
	company and fellow subsidiaries	—	159,351	3,804	—	2,452	—	165,607	—	165,607
	Total gross of provisions	24,903	296,534	41,006	964	5,197	4,418	373,022	(14,115)	358,907
	Provisions	—	(12,347)	(1)	(36)	—	—	(12,384)	n/a	(12,384)
	Total	24,903	284,187	41,005	928	5,197	4,418	360,638	(14,115)	346,523

For the notes to this table refer to page 79.

Key points

•         Financial asset exposures after offset decreased by £30.7 billion or 8% to £332.9 billion in the year, reflecting the Group’s focus on reducing its funded balance sheet primarily through ongoing sales in Non-Core and downsizing of Markets.

•         Reductions across securities (debt - £12.0 billion), lending (£6.4 billion) and reverse repos (£9.0 billion) were partially offset by higher cash holdings (£1.1 billion). Conditions in the financial markets and the Group’s continued focus on risk appetite and sector concentrations resulted in the trends seen.

•         Exposures to central and local government decreased by £4.0 billion principally in debt securities. This was primarily driven by Markets de-risking its balance sheet.

•         Exposure to financial institutions was £20.5 billion lower across reverse repos, lending, securities and derivatives reflecting subdued activity.

•         The Group’s exposure to property and construction sector decreased by £3.9 billion, principally in commercial real estate lending. 44% of the Group’s property exposure is within Ulster Bank.

•         Transport and storage exposure remained broadly stable at £1.7 billion.

Within lending:

°          UK Retail mortgage lending increased £3.5 billion partially offset by a decrease of £0.6 billion in unsecured lending:

°          UK Corporate lending decreased by £2.0 billion, as business demand for credit remains weak.

°          Non-Core continued to make significant progress on its balance sheet strategy by reducing lending by £4.2 billion across all sectors, principally property and construction, where  commercial real estate lending decreased by £4.3 billion.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued

		Group
	2013	Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
	Central and local government	—	1,360	4	—	3	—	1,367	(1,145)	222
Financial institutions	- banks	—	3,518	—	2	4	1,359	4,883	—	4,883
	- other (2)	—	2,582	11	650	287	—	3,530	(924)	2,606
	Personal - mortgages	—	73,143	—	—	—	—	73,143	—	73,143
	- unsecured	—	12,061	—	—	—	—	12,061	—	12,061
	Property	—	18,688	—	10	336	—	19,034	(262)	18,772
	Construction	—	2,596	—	—	8	7	2,611	(1,078)	1,533
	Manufacturing	—	3,064	—	—	37	19	3,120	(790)	2,330
	Finance leases and instalment credit	—	125	—	—	—	—	125	(15)	110
	Retail, wholesale and repairs	—	5,814	—	—	101	11	5,926	(1,338)	4,588
	Transport and storage	—	1,048	—	—	14	—	1,062	(222)	840
	Health, education and leisure	—	6,301	—	—	177	14	6,492	(599)	5,893
	Hotels and restaurants	—	2,687	—	—	43	—	2,730	(80)	2,650
	Utilities	—	506	—	—	43	—	549	(290)	259
	Other	—	7,530	—	35	74	31	7,670	(1,326)	6,344
	Total third party	—	141,023	15	697	1,127	1,441	144,303	(8,069)	136,234
	Amounts due from holding
	company and fellow subsidiaries	—	108,250	2,496	—	1,547	—	112,293	(1,668)	110,625
	Total gross of provisions	—	249,273	2,511	697	2,674	1,441	256,596	(9,737)	246,859
	Provisions	—	(5,760)	—	(28)	—	—	(5,788)	n/a	(5,788)
	Total	—	243,513	2,511	669	2,674	1,441	250,808	(9,737)	241,071

	US
	Central and local government	247	—	10,338	—	—	221	10,806	—	10,806
Financial institutions	- banks	4,066	265	191	124	5	—	4,651	—	4,651
	- other (2)	13,951	293	8,514	62	208	1,541	24,569	(4,489)	20,080
	Personal - mortgages	—	316	—	—	—	—	316	—	316
	- unsecured	—	—	—	—	—	—	—	—	—
	Property	—	7	—	—	—	—	7	—	7
	Construction	—	—	2	8	—	—	10	—	10
	Manufacturing	—	—	299	2	—	—	301	—	301
	Finance leases and instalment credit	—	—	8	—	—	—	8	—	8
	Retail, wholesale and repairs	—	—	87	—	—	—	87	—	87
	Transport and storage	—	—	76	7	—	—	83	—	83
	Health, education and leisure	—	—	55	1	—	—	56	—	56
	Hotels and restaurants	—	4	4	7	—	—	15	—	15
	Utilities	—	—	32	—	—	—	32	—	32
	Other	1	—	365	6	—	—	372	—	372
	Total third party	18,265	885	19,971	217	213	1,762	41,313	(4,489)	36,824
	Amounts due from holding
	company and fellow subsidiaries	—	14,449	51	—	16	1,395	15,911	—	15,911
	Total gross of provisions	18,265	15,334	20,022	217	229	3,157	57,224	(4,489)	52,735
	Provisions	—	(2)	—	—	—	—	(2)	n/a	(2)
	Total	18,265	15,332	20,022	217	229	3,157	57,222	(4,489)	52,733

For the notes to these tables refer to page 79.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
		Group
	2013	Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
	Central and local government	—	56	180	—	—	—	236	—	236
Financial institutions	- banks	231	818	141	1	36	1,134	2,361	—	2,361
	- other (2)	—	307	29	32	46	2	416	—	416
	Personal - mortgages	—	17,170	—	—	—	—	17,170	—	17,170
	- unsecured	—	1,244	—	—	—	—	1,244	—	1,244
	Property	—	11,356	—	2	25	—	11,383	(5)	11,378
	Construction	—	452	—	—	—	—	452	(20)	432
	Manufacturing	—	987	—	—	17	—	1,004	(8)	996
	Finance leases and instalment credit	—	58	—	—	—	—	58	—	58
	Retail, wholesale and repairs	—	1,371	—	—	25	—	1,396	(21)	1,375
	Transport and storage	—	769	—	—	16	—	785	(5)	780
	Health, education and leisure	—	854	9	—	2	—	865	(6)	859
	Hotels and restaurants	—	975	—	—	—	—	975	(4)	971
	Utilities	—	553	6	—	36	—	595	—	595
	Other	—	2,681	—	2	27	—	2,710	(52)	2,658
	Total third party	231	39,651	365	37	230	1,136	41,650	(121)	41,529
	Amounts due from holding
	company and fellow subsidiaries	—	6,210	—	—	364	—	6,574	—	6,574
	Total gross of provisions	231	45,861	365	37	594	1,136	48,224	(121)	48,103
	Provisions	—	(12,190)	—	—	—	—	(12,190)	n/a	(12,190)
	Total	231	33,671	365	37	594	1,136	36,034	(121)	35,913

	RoW
	Central and local government	—	—	30	—	—	—	30	—	30
Financial institutions	- banks	—	469	—	—	4	—	473	—	473
	- other (2)	—	11	—	—	6	—	17	—	17
	Personal - mortgages	—	—	—	—	—	—	—	—	—
	- unsecured	—	1,063	—	—	—	—	1,063	—	1,063
	Property	—	57	—	—	—	—	57	—	57
	Construction	—	—	—	—	—	—	—	—	—
	Manufacturing	—	8	—	—	—	—	8	—	8
	Finance leases and instalment credit	—	—	—	—	—	—	—	—	—
	Retail, wholesale and repairs	—	4	—	—	—	—	4	—	4
	Transport and storage	—	—	—	—	—	—	—	—	—
	Health, education and leisure	—	—	—	—	—	—	—	—	—
	Hotels and restaurants	—	21	—	—	—	—	21	—	21
	Utilities	—	—	—	—	—	—	—	—	—
	Other	—	972	—	—	6	—	978	—	978
	Total third party	—	2,605	30	—	16	—	2,651	—	2,651
	Amounts due from holding
	company and fellow subsidiaries	—	542	—	—	4	—	546	—	546
	Total gross of provisions	—	3,147	30	—	20	—	3,197	—	3,197
	Provisions	—	(20)	—	—	—	—	(20)	n/a	(20)
	Total	—	3,127	30	—	20	—	3,177	—	3,177

For the notes to these tables refer to page 79.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
		Group
	2012	Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
	Central and local government	—	1,211	—	—	6	—	1,217	(644)	573
Financial institutions	- banks	—	3,418	—	—	6	1,469	4,893	—	4,893
	- other (2)	—	2,635	1	647	598	4	3,885	(568)	3,317
	Personal - mortgages	—	68,856	—	—	—	—	68,856	—	68,856
	- unsecured	—	13,630	—	—	—	—	13,630	—	13,630
	Property	—	21,057	—	23	604	—	21,684	(814)	20,870
	Construction	—	3,020	—	—	16	—	3,036	(1,059)	1,977
	Manufacturing	—	4,114	—	2	60	17	4,193	(1,439)	2,754
	Finance leases and instalment credit	—	123	—	—	—	—	123	—	123
	Retail, wholesale and repairs	—	5,970	—	—	84	1	6,055	(1,205)	4,850
	Transport and storage	—	1,023	—	—	27	—	1,050	(399)	651
	Health, education and leisure	—	6,554	—	—	282	31	6,867	(694)	6,173
	Hotels and restaurants	—	2,976	—	—	72	—	3,048	(122)	2,926
	Utilities	—	704	—	—	46	7	757	(535)	222
	Other	—	7,255	—	—	115	23	7,393	(562)	6,831
	Total third party	—	142,546	1	672	1,916	1,552	146,687	(8,041)	138,646
	Amounts due from holding
	company and fellow subsidiaries	—	100,560	2,555	—	2,146	—	105,261	—	105,261
	Total gross of provisions	—	243,106	2,556	672	4,062	1,552	251,948	(8,041)	243,907
	Provisions	—	(5,649)	—	(38)	—	—	(5,687)	n/a	(5,687)
	Total	—	237,457	2,556	634	4,062	1,552	246,261	(8,041)	238,220

	US
	Central and local government	—	—	13,749	—	—	500	14,249	—	14,249
Financial institutions	- banks	4,331	537	473	—	—	—	5,341	—	5,341
	- other (2)	22,807	839	16,796	192	61	1,776	42,471	(3,003)	39,468
	Personal - mortgages	—	475	—	—	—	—	475	—	475
	Property	—	182	8	5	—	—	195	—	195
	Construction	—	—	3	1	—	—	4	—	4
	Manufacturing	—	—	154	3	—	—	157	—	157
	Retail, wholesale and repairs	—	—	58	1	—	—	59	—	59
	Transport and storage	—	—	30	—	—	—	30	—	30
	Health, education and leisure	—	—	168	—	—	—	168	—	168
	Hotels and restaurants	—	—	11	—	—	—	11	—	11
	Utilities	—	—	95	15	—	—	110	—	110
	Other	4	1	422	7	2	—	436	—	436
	Total third party	27,142	2,034	31,967	224	63	2,276	63,706	(3,003)	60,703
	Amounts due from holding
	company and fellow subsidiaries	—	21,539	—	—	6	—	21,545	—	21,545
	Total	27,142	23,573	31,967	224	69	2,276	85,251	(3,003)	82,248

For the notes to these tables refer to page 79.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
		Group
	2012	Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
	Central and local government	—	42	267	—	—	—	309	—	309
Financial institutions	- banks	375	786	—	—	19	829	2,009	—	2,009
	- other (2)	—	360	—	28	85	3	476	—	476
	Personal - mortgages	—	17,271	—	—	—	—	17,271	—	17,271
	- unsecured	—	1,549	—	—	—	—	1,549	—	1,549
	Property	—	12,438	—	2	77	—	12,517	(5)	12,512
	Construction	—	514	—	—	—	—	514	(21)	493
	Manufacturing	—	855	—	10	17	—	882	(9)	873
	Finance leases and instalment credit	—	80	—	—	—	—	80	—	80
	Retail, wholesale and repairs	—	1,922	—	—	5	—	1,927	(22)	1,905
	Transport and storage	—	991	—	—	11	—	1,002	(5)	997
	Health, education and leisure	—	880	—	—	—	—	880	(6)	874
	Hotels and restaurants	—	1,169	—	—	—	—	1,169	(4)	1,165
	Utilities	—	549	1	—	45	—	595	—	595
	Other	—	1,988	—	—	9	—	1,997	(53)	1,944
	Total third party	375	41,394	268	40	268	832	43,177	(125)	43,052
	Amounts due from holding
	company and fellow subsidiaries	—	5,298	—	—	378	—	5,676	—	5,676
	Total gross of provisions	375	46,692	268	40	646	832	48,853	(125)	48,728
	Provisions	—	(8,741)	—	—	—	—	(8,741)	n/a	(8,741)
	Total	375	37,951	268	40	646	832	40,112	(125)	39,987

	RoW
	Central and local government	—	—	124	—	—	—	124	—	124
Financial institutions	- banks	—	456	—	—	1	—	457	—	457
	- other (2)	—	6	—	—	6	—	12	—	12
	Personal - unsecured	—	1,051	—	—	—	—	1,051	—	1,051
	Manufacturing	—	9	—	—	—	—	9	—	9
	Retail, wholesale and repairs	—	13	—	—	—	—	13	—	13
	Other	—	706	—	—	—	—	706	—	706
	Total third party	—	2,241	124	—	7	—	2,372	—	2,372
	Amounts due from holding
	company and fellow subsidiaries	—	794	—	—	2	—	796	—	796
	Total gross of provisions	—	3,035	124	—	9	—	3,168	—	3,168
	Provisions	—	(1)	—	—	—	—	(1)	n/a	(1)
	Total	—	3,034	124	—	9	—	3,167	—	3,167

For the notes to these tables refer to page 79.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
		Group
	2011	Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
UK
	Central and local government	—	1,889	—	—	8	—	1,897	(621)	1,276
Financial institutions	- banks	—	3,352	—	114	16	1,442	4,924	(15)	4,909
	- other (2)	—	1,963	83	507	655	—	3,208	(415)	2,793
	Personal - mortgages	—	7,292	—	—	—	—	7,292	—	7,292
	- unsecured	—	14,545	—	—	—	—	14,545	—	14,545
	Property	—	24,677	—	15	643	—	25,335	(904)	24,431
	Construction	—	3,860	—	—	30	—	3,890	(941)	2,949
	Manufacturing	—	3,955	—	—	83	—	4,038	(1,471)	2,567
	Finance leases and instalment credit	—	72	—	—	—	—	72	—	72
	Retail, wholesale and repairs	—	6,627	—	—	104	—	6,731	(1,379)	5,352
	Transport and storage	—	1,131	—	—	25	—	1,156	(163)	993
	Health, education and leisure	—	6,352	—	—	291	—	6,643	(799)	5,844
	Hotels and restaurants	—	3,050	—	—	78	—	3,128	(108)	3,020
	Utilities	—	651	—	—	62	—	713	(437)	276
	Other	—	7,441	1	29	106	80	7,657	(729)	6,928
	Total third party	—	86,857	84	665	2,101	1,522	91,229	(7,982)	83,247
	Amounts due from holding
	company and fellow subsidiaries	—	129,771	3,689	—	1,788	—	135,248	—	135,248
	Total gross of provisions	—	216,628	3,773	665	3,889	1,522	226,477	(7,982)	218,495
	Provisions	—	(5,103)	—	(36)	—	—	(5,139)	n/a	(5,139)
	Total	—	211,525	3,773	629	3,889	1,522	221,338	(7,982)	213,356

	US
	Central and local government	—	—	17,298	—	—	1	17,299	—	17,299
Financial institutions	- banks	7,276	339	—	—	—	—	7,615	(15)	7,600
	- other (2)	17,368	902	18,142	230	186	2,388	39,216	(5,975)	33,241
	Personal - mortgages	—	263	—	—	—	—	263	—	263
	Property	—	165	26	3	—	—	194	—	194
	Construction	—	—	21	2	—	—	23	—	23
	Manufacturing	—	—	101	2	—	—	103	—	103
	Retail, wholesale and repairs	—	—	51	—	—	—	51	—	51
	Transport and storage	—	—	15	—	—	—	15	—	15
	Health, education and leisure	—	—	74	4	3	—	81	—	81
	Hotels and restaurants	—	—	68	1	—	—	69	—	69
	Utilities	—	—	239	16	—	—	255	—	255
	Other	5	299	370	10	11	—	695	—	695
	Total third party	24,649	1,968	36,405	268	200	2,389	65,879	(5,990)	59,889
	Amounts due from holding
	company and fellow subsidiaries	—	24,949	115	—	9	—	25,073	—	25,073
	Total	24,649	26,917	36,520	268	209	2,389	90,952	(5,990)	84,962

For the notes to these tables refer to page 79.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
		Group
	2011	Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
	Central and local government	—	44	333	—	—	—	377	—	377
Financial institutions	- banks	254	2,532	—	—	—	476	3,262	—	3,262
	- other (2)	—	495	148	16	124	24	807	(1)	806
	Personal - mortgages	—	18,168	—	—	—	—	18,168	—	18,168
	- unsecured	—	1,994	—	—	—	7	2,001	—	2,001
	Property	—	13,522	—	—	204	—	13,726	(9)	13,717
	Construction	—	556	—	—	18	—	574	(24)	550
	Manufacturing	—	996	5	1	10	—	1,012	(9)	1,003
	Finance leases and instalment credit	—	8	—	—	—	—	8	—	8
	Retail, wholesale and repairs	—	1,924	4	2	5	—	1,935	(24)	1,911
	Transport and storage	—	850	2	—	13	—	865	(6)	859
	Health, education and leisure	—	929	—	1	2	—	932	(8)	924
	Hotels and restaurants	—	1,235	—	—	6	—	1,241	(6)	1,235
	Utilities	—	785	36	3	33	—	857	—	857
	Other	—	1,804	50	8	5	—	1,867	(56)	1,811
	Total third party	254	45,842	578	31	420	507	47,632	(143)	47,489
	Amounts due from holding
	company and fellow subsidiaries	—	3,311	—	—	618	—	3,929	—	3,929
	Total gross of provisions	254	49,153	578	31	1,038	507	51,561	(143)	51,418
	Provisions	—	(7,243)	(1)	—	—	—	(7,244)	n/a	(7,244)
	Total	254	41,910	577	31	1,038	507	44,317	(143)	44,174

	RoW
	Central and local government	—	—	135	—	—	—	135	—	135
Financial institutions	- banks	—	1,009	—	—	—	—	1,009	—	1,009
	- other (2)	—	—	—	—	24	—	24	—	24
	Personal - unsecured	—	1,506	—	—	—	—	1,506	—	1,506
	Other	—	1	—	—	—	—	1	—	1
	Total third party	—	2,516	135	—	24	—	2,675	—	2,675
	Amounts due from holding
	company and fellow subsidiaries	—	1,320	—	—	37	—	1,357	—	1,357
	Total gross of provisions	—	3,836	135	—	61	—	4,032	—	4,032
	Provisions	—	(1)	—	—	—	—	(1)	n/a	(1)
	Total	—	3,835	135	—	61	—	4,031	—	4,031

Notes:

(1)    This shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements and cash management pooling, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)    Loans made by the Group's consolidated conduits to asset owning companies are included within financial institutions - other.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued

The table below analyses the Bank’s financial assets exposures, both gross and net of offset arrangements.

	Bank
2013	Gross exposure	Balance sheet	Exposure
	and carrying value	offset (1)	post offset
	£m	£m	£m
Cash and balances at central banks	734	—	734
Lending	119,886	(7,921)	111,965
Equity shares	15	—	15
Derivatives	1,102	—	1,102
Settlement balances	81	—	81
Total third party	121,818	(7,921)	113,897
Amounts due from holding company and subsidiaries	93,237	(1,524)	91,713
Total	215,055	(9,445)	205,610

2012
Cash and balances at central banks	921	—	921
Lending	119,845	(6,998)	112,847
Equity shares	10	—	10
Derivatives	1,799	—	1,799
Settlement balances	83	(828)	(745)
Total third party	122,658	(7,826)	114,832
Amounts due from holding company and subsidiaries	85,874	—	85,874
Total	208,532	(7,826)	200,706

2011
Cash and balances at central banks	917	—	917
Lending	64,090	(6,854)	57,236
Debt securities	2	—	2
Equity shares	10	—	10
Derivatives	2,057	—	2,057
Settlement balances	78	(1,005)	(927)
Total third party	67,154	(7,859)	59,295
Amounts due from holding company and subsidiaries	116,858	—	116,858
Total	184,012	(7,859)	176,153

Note:

(1)    This reflects the amounts by which the Group’s credit risk is reduced through cash management pooling arrangements.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
		Bank
	2013		Securities				Balance	Balance sheet	Exposure
		Lending	Debt	Equity	Derivatives	Other	sheet value	offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	1,360		—	3	—	1,363	(1,145)	218
Financial institutions	- banks (2)	2,670	—	2	4	734	3,410	—	3,410
	- other	2,165	—	13	264	—	2,442	(924)	1,518
	Personal - mortgages	64,541	—	—	—	—	64,541	—	64,541
	- unsecured	10,203	—	—	—	—	10,203	—	10,203
	Property	14,723	—	—	336	—	15,059	(242)	14,817
	Construction	2,238	—	—	8	7	2,253	(1,060)	1,193
	Manufacturing	2,768	—	—	36	19	2,823	(782)	2,041
	Finance leases and instalment credit	17	—	—	—	—	17	(15)	2
	Retail, wholesale and repairs	5,437	—	—	100	11	5,548	(1,316)	4,232
	Transport and storage	1,007	—	—	14	—	1,021	(218)	803
	Health, education and leisure	6,019	—	—	177	14	6,210	(595)	5,615
	Hotels and restaurants	2,508	—	—	43	—	2,551	(78)	2,473
	Utilities	500	—	—	43	—	543	(290)	253
	Other	6,863	—	—	74	30	6,967	(1,256)	5,711
	Total third party	123,019	—	15	1,102	815	124,951	(7,921)	117,030
	Amounts due from holding
	company and subsidiaries	89,201	2,496	—	1,540	—	93,237	(1,524)	91,713
	Total gross of provisions	212,220	2,496	15	2,642	815	218,188	(9,445)	208,743
	Provisions	(3,133)	—	—	—	—	(3,133)	n/a	(3,133)
	Total	209,087	2,496	15	2,642	815	215,055	(9,445)	205,610

	2012
	Central and local government	1,211	—	—	6	—	1,217	(636)	581
Financial institutions	- banks (2)	2,481	—	—	6	921	3,408	—	3,408
	- other	2,052	—	8	557	4	2,621	(566)	2,055
	Personal - mortgages	61,009	—	—	—	—	61,009	—	61,009
	- unsecured	10,661	—	—	—	—	10,661	—	10,661
	Property	16,818	—	—	541	—	17,359	(787)	16,572
	Construction	2,678	—	—	16	—	2,694	(1,031)	1,663
	Manufacturing	3,793	—	2	59	17	3,871	(1,422)	2,449
	Finance leases and instalment credit	9	—	—	—	—	9	—	9
	Retail, wholesale and repairs	5,604	—	—	84	1	5,689	(1,172)	4,517
	Transport and storage	987	—	—	23	—	1,010	(390)	620
	Health, education and leisure	6,236	—	—	276	31	6,543	(683)	5,860
	Hotels and restaurants	2,760	—	—	72	—	2,832	(117)	2,715
	Utilities	698	—	—	46	7	751	(532)	219
	Other	6,408	—	—	113	23	6,544	(490)	6,054
	Total third party	123,405	—	10	1,799	1,004	126,218	(7,826)	118,392
	Amounts due from holding
	company and subsidiaries	81,238	2,523	—	2,113	—	85,874	—	85,874
	Total gross of provisions	204,643	2,523	10	3,912	1,004	212,092	(7,826)	204,266
	Provisions	(3,560)	—	—	—	—	(3,560)	n/a	(3,560)
	Total	201,083	2,523	10	3,912	1,004	208,532	(7,826)	200,706

For the notes to this table refer to page 84.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
	Bank
2011		Securities			Other	Balance		Exposure
	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	1,889	—	—	8	—	1,897	(621)	1,276
Financial institutions - banks (2)	2,407	—	—	25	917	3,349	—	3,349
- other	1,449	—	10	598	—	2,057	(429)	1,628
Personal - mortgages	9	—	—	—	—	9	—	9
- unsecured	11,354	—	—	—	—	11,354	—	11,354
Property	19,582	—	—	642	—	20,224	(883)	19,341
Construction	3,514	—	—	31	—	3,545	(927)	2,618
Manufacturing	3,640	—	—	82	—	3,722	(1,465)	2,257
Finance leases and instalment credit	14	—	—	—	—	14	—	14
Retail, wholesale and repairs	6,233	—	—	104	—	6,337	(1,361)	4,976
Transport and storage	1,091	—	—	25	—	1,116	(159)	957
Health, education and leisure	6,023	—	—	291	—	6,314	(795)	5,519
Hotels and restaurants	2,852	—	—	78	—	2,930	(105)	2,825
Utilities	647	—	—	62	—	709	(437)	272
Other	6,635	2	—	111	78	6,826	(677)	6,149
Total third party	67,339	2	10	2,057	995	70,403	(7,859)	62,544
Amounts due from holding
company and subsidiaries	111,414	3,689	—	1,755	—	116,858	—	116,858
Total gross of provisions	178,753	3,691	10	3,812	995	187,261	(7,859)	179,402
Provisions	(3,249)	—	—	—	—	(3,249)	n/a	(3,249)
Total	175,504	3,691	10	3,812	995	184,012	(7,859)	176,153

2013
UK
Central and local government	1,360	—	—	3	—	1,363	(1,145)	218
Financial institutions - banks	2,670	—	2	4	734	3,410	—	3,410
- other (2)	2,158	—	13	264	—	2,435	(924)	1,511
Personal - mortgages	64,541	—	—	—	—	64,541	—	64,541
- unsecured	10,203	—	—	—	—	10,203	—	10,203
Property	14,666	—	—	336	—	15,002	(242)	14,760
Construction	2,238	—	—	8	7	2,253	(1,060)	1,193
Manufacturing	2,768	—	—	36	19	2,823	(782)	2,041
Finance leases and instalment credit	17	—	—	—	—	17	(15)	2
Retail, wholesale and repairs	5,437	—	—	100	11	5,548	(1,316)	4,232
Transport and storage	1,007	—	—	14	—	1,021	(218)	803
Health, education and leisure	6,019	—	—	177	14	6,210	(595)	5,615
Hotels and restaurants	2,487	—	—	43	—	2,530	(78)	2,452
Utilities	500	—	—	43	—	543	(290)	253
Other	6,820	—	—	74	30	6,924	(1,256)	5,668
Total third party	122,891	—	15	1,102	815	124,823	(7,921)	116,902
Amounts due from holding
company and subsidiaries	88,355	2,496	—	1,540	—	92,391	(1,524)	90,867
Total gross of provisions	211,246	2,496	15	2,642	815	217,214	(9,445)	207,769
Provisions	(3,133)	—	—	—	—	(3,133)	n/a	(3,133)
Total	208,113	2,496	15	2,642	815	214,081	(9,445)	204,636

For the notes to these tables refer to page 84.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
		Bank
2013			Securities		Other		Balance		Exposure
		Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m
Europe
Amounts due from holding
company and subsidiaries		846	—	—	—	—	846	—	846

RoW
Financial institutions	- other (2)	7	—	—	—	—	7	—	7
Property		57	—	—	—	—	57	—	57
Hotels and restaurants		21	—	—	—	—	21	—	21
Other		43	—	—	—	—	43	—	43
Total		128	—	—	—	—	128	—	128

2012
UK
Central and local government		1,211	—	—	6	—	1,217	(636)	581
Financial institutions	- banks	2,475	—	—	6	921	3,402	—	3,402
	- other (2)	2,052	—	8	557	4	2,621	(566)	2,055
Personal - mortgages		61,009	—	—	—	—	61,009	—	61,009
- unsecured		10,661	—	—	—	—	10,661	—	10,661
Property		16,818	—	—	541	—	17,359	(787)	16,572
Construction		2,678	—	—	16	—	2,694	(1,031)	1,663
Manufacturing		3,793	—	2	59	17	3,871	(1,422)	2,449
Finance leases and instalment credit		9	—	—	—	—	9	—	9
Retail, wholesale and repairs		5,604	—	—	84	1	5,689	(1,172)	4,517
Transport and storage		987	—	—	23	—	1,010	(390)	620
Health, education and leisure		6,236	—	—	276	31	6,543	(683)	5,860
Hotels and restaurants		2,760	—	—	72	—	2,832	(117)	2,715
Utilities		698	—	—	46	7	751	(532)	219
Other		6,408	—	—	113	23	6,544	(490)	6,054
Total third party		123,399	—	10	1,799	1,004	126,212	(7,826)	118,386
Amounts due from holding
company and subsidiaries		79,918	2,523	—	2,113	—	84,554	—	84,554
Total gross of provisions		203,317	2,523	10	3,912	1,004	210,766	(7,826)	202,940
Provisions		(3,560)	—	—	—	—	(3,560)	n/a	(3,560)
Total		199,757	2,523	10	3,912	1,004	207,206	(7,826)	199,380

For the notes to these tables refer to page 84.

Financial review  Risk and balance sheet management

Balance sheet analysis: Financial assets continued
		Bank
2012			Securities			Other	Balance		Exposure
		Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m
Europe
Financial institutions	- banks	6	—	—	—	—	6	—	6
Amounts due from holding
company and subsidiaries		1,320	—	—	—	—	1,320	—	1,320
Total		1,326	—	—	—	—	1,326	—	1,326

2011
UK
Central and local government		1,889	—	—	8	—	1,897	(621)	1,276
Financial institutions	- banks	2,400	—	—	25	917	3,342	—	3,342
	- other (2)	1,449	—	10	598	—	2,057	(429)	1,628
Personal - mortgages		9	—	—	—	—	9	—	9
- unsecured		11,354	—	—	—	—	11,354	—	11,354
Property		19,582	—	—	642	—	20,224	(883)	19,341
Construction		3,514	—	—	31	—	3,545	(927)	2,618
Manufacturing		3,640	—	—	82	—	3,722	(1,465)	2,257
Finance leases and instalment credit		14	—	—	—	—	14	—	14
Retail, wholesale and repairs		6,233	—	—	104	—	6,337	(1,361)	4,976
Transport and storage		1,091	—	—	25	—	1,116	(159)	957
Health, education and leisure		6,023	—	—	291	—	6,314	(795)	5,519
Hotels and restaurants		2,852	—	—	78	—	2,930	(105)	2,825
Utilities		647	—	—	62	—	709	(437)	272
Other		6,635	2	—	111	78	6,826	(677)	6,149
Total third party		67,332	2	10	2,057	995	70,396	(7,859)	62,537
Amounts due from holding
company and subsidiaries		110,141	3,689	—	1,755	—	115,585	—	115,585
Total gross of provisions		177,473	3,691	10	3,812	995	185,981	(7,859)	178,122
Provisions		(3,230)	—	—	—	—	(3,230)	n/a	(3,230)
Total		174,243	3,691	10	3,812	995	182,751	(7,859)	174,892

Europe
Financial institutions	- banks	7	—	—	—	—	7	—	7
Amounts due from holding
company and subsidiaries		1,273	—	—	—	—	1,273	—	1,273
Total gross of provisions		1,280	—	—	—	—	1,280	—	1,280
Provisions		(19)	—	—	—	—	(19)	n/a	(19)
Total		1,261	—	—	—	—	1,261	—	1,261

Notes:

(1)    This shows the amount by which the Group’s credit risk exposure is reduced through arrangements, such as master netting agreements and cash management pooling, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

(2)    Loans made by the Group's consolidated conduits to asset owning companies are included within financial institutions - other.

Financial review  Risk and balance sheet management

Balance sheet analysis continued

Asset quality

The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following tables. They are set out on page 96.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

	Group
		Loans and advances
		Banks (1)			Customers
	Cash and
	balances at	Reverse			Reverse			Settlement			Contingent
	central banks	repos	Other	Total	repos	Other	Total	balances	Derivatives	Commitments	liabilities	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£M
Total
AQ1	2,251	3,947	2,950	6,897	6,723	11,360	18,083	1,057	459	4,501	555	33,803
AQ2	—	—	50	50	280	6,367	6,647	100	114	7,379	531	14,821
AQ3	—	—	96	96	392	10,810	11,202	32	49	1,654	594	13,627
AQ4	242	119	1,645	1,764	3,556	48,275	51,831	89	321	10,896	486	65,629
AQ5	—	—	127	127	3,216	30,014	33,230	212	213	14,035	451	48,268
AQ6	—	—	98	98	22	16,084	16,106	55	121	6,773	339	23,492
AQ7	—	231	60	291	10	14,207	14,217	—	118	2,692	232	17,550
AQ8	—	—	37	37	—	3,920	3,920	12	53	783	42	4,847
AQ9	—	—	7	7	—	9,369	9,369	—	70	601	82	10,129
AQ10	—	—	—	—	—	413	413	—	68	491	11	983
Balances due from holding	—	—	127,484	127,484	—	1,967	1,967	1,395	1,931	45	271	133,093
company and fellow subsidiaries
Past due	—	—	—	—	—	4,488	4,488	289	—	—	—	4,777
Impaired	—	—	—	—	—	23,787	23,787	—	—	—	—	23,787
Impairment provision	—	—	—	—	—	(17,972)	(17,972)	—	—	—	—	(17,972)
	2,493	4,297	132,554	136,851	14,199	163,089	177,288	3,241	3,517	49,850	3,594	376,834
2012
Total
AQ1	2,297	3,679	3,276	6,955	11,968	11,460	23,428	622	677	2,578	635	37,192
AQ2	—	—	20	20	9	2,058	2,067	110	181	959	187	3,524
AQ3	—	1,027	83	1,110	664	4,170	4,834	72	120	1,002	450	7,588
AQ4	1	—	1,460	1,460	4,809	52,054	56,863	322	226	10,752	1,052	70,676
AQ5	—	—	127	127	5,243	36,527	41,770	368	356	10,747	497	53,865
AQ6	—	—	105	105	73	16,223	16,296	17	206	6,875	271	23,770
AQ7	—	—	55	55	45	17,535	17,580	22	122	9,550	153	27,482
AQ8	—	—	19	19	—	6,285	6,285	8	128	3,477	74	9,991
AQ9	—	—	46	46	—	8,343	8,343	—	183	624	20	9,216
AQ10	—	—	—	—	—	342	342	—	55	591	93	1,081
Balances due from holding	—	—	125,127	125,127	—	3,064	3,064	—	2,532	29	217	130,969
company and fellow subsidiaries
Past due	—	—	—	—	—	4,260	4,260	821	—	—	—	5,081
Impaired	—	—	6	6	—	23,761	23,761	—	—	—	—	23,767
Impairment provision	—	—	(6)	(6)	—	(14,385)	(14,385)	—	—	—	—	(14,391)
	2,298	4,706	130,318	135,024	22,811	171,697	194,508	2,362	4,786	47,184	3,649	389,811

For the notes to these tables refer to page 89.

Financial review  Risk and balance sheet management

Balance sheet analysis: Asset quality continued
	Group
	Cash and				Derivatives	Other	Commitments		Total
	balances at	Loans and advances		Settlement		financial		Contingent
	central banks	Banks (1)	Customers	balances		instruments		liabilities
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	1,918	12,752	18,381	685	1,007	25	3,071	774	38,613
AQ2	—	473	2,544	40	179	—	660	276	4,172
AQ3	—	119	3,218	24	65	—	983	388	4,797
AQ4	—	108	20,190	30	256	—	7,903	1,134	29,621
AQ5	—	88	26,091	19	479	—	11,510	564	38,751
AQ6	—	11	20,242	42	272	—	7,772	360	28,699
AQ7	—	26	16,501	1	112	—	8,854	208	25,702
AQ8	—	6	6,289	1	133	—	2,698	38	9,165
AQ9	—	—	7,502	1	139	7	796	55	8,500
AQ10	—	1	138	2	103	—	901	127	1,272
Balances due from holding	—	151,447	7,904	—	2,452	—	62	226	162,091
company and fellow subsidiaries
Past due	—	—	4,691	1,623	—	—	—	—	6,314
Impaired	—	9	21,536	—	—	—	—	—	21,545
Impairment provision	—	(9)	(12,338)	—	—	—	—	—	(12,347)
	1,918	165,031	142,889	2,468	5,197	32	45,210	4,150	366,895

	Group
		Loans and advances
		Banks (1)			Customers
	Cash and
	balances at	Reverse			Reverse			Settlement			Contingent
	central banks	repos	Other	Total	repos	Other	Total	balances	Derivatives	Commitments	liabilities	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Core
AQ1	2,251	3,947	2,937	6,884	6,723	11,150	17,873	1,057	431	4,499	528	33,523
AQ2	—	—	50	50	280	6,337	6,617	100	114	7,379	531	14,791
AQ3	—	—	96	96	392	10,792	11,184	32	49	1,654	594	13,609
AQ4	242	119	1,639	1,758	3,556	47,930	51,486	89	298	10,884	486	65,243
AQ5	—	—	126	126	3,216	29,936	33,152	212	207	13,999	451	48,147
AQ6	—	—	96	96	22	15,926	15,948	55	118	6,708	338	23,263
AQ7	—	231	60	291	3	14,139	14,142	—	117	2,560	232	17,342
AQ8	—	—	17	17	—	3,874	3,874	12	53	721	42	4,719
AQ9	—	—	7	7	—	8,674	8,674	—	32	348	49	9,110
AQ10	—	—	—	—	—	404	404	—	59	381	10	854
Balances due from holding	—	—	127,466	127,466	—	1,959	1,959	1,395	1,903	45	271	133,039
company and fellow subsidiaries
Past due	—	—	—	—	—	4,180	4,180	289	—	—	—	4,469
Impaired	—	—	—	—	—	11,993	11,993	—	—	—	—	11,993
Impairment provision	—	—	—	—	—	(8,043)	(8,043)	—	—	—	—	(8,043)
	2,493	4,297	132,494	136,791	14,192	159,251	173,443	3,241	3,381	49,178	3,532	372,059

For the notes to these tables refer to page 89.

Financial review  Risk and balance sheet management

Balance sheet analysis: Asset quality continued
	Group
		Loans and advances
		Banks (1)			Customers
	Cash and
	balances at	Reverse			Reverse			Settlement			Contingent
	central banks	repos	Other	Total	repos	Other	Total	balances	Derivatives	Commitments	liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Core
AQ1	2,297	3,679	3,237	6,916	11,968	9,936	21,904	622	636	2,145	635	35,155
AQ2	—	—	20	20	9	1,304	1,313	110	178	895	187	2,703
AQ3	—	1,027	83	1,110	664	4,170	4,834	72	120	994	450	7,580
AQ4	1	—	1,460	1,460	4,809	51,744	56,553	322	200	10,730	1,051	70,317
AQ5	—	—	127	127	5,243	36,418	41,661	368	304	10,714	495	53,669
AQ6	—	—	105	105	73	15,937	16,010	17	195	6,835	270	23,432
AQ7	—	—	55	55	45	16,865	16,910	22	119	9,510	152	26,768
AQ8	—	—	19	19	—	5,514	5,514	8	128	3,458	39	9,166
AQ9	—	—	46	46	—	7,419	7,419	—	52	607	19	8,143
AQ10	—	—	—	—	—	329	329	—	53	377	90	849
Balances due from holding	—	—	125,114	125,114	—	3,061	3,061	—	2,424	29	217	130,845
company and fellow subsidiaries
Past due	—	—	—	—	—	3,903	3,903	821	—	—	—	4,724
Impaired	—	—	6	6	—	11,531	11,531	—	—	—	—	11,537
Impairment provision	—	—	(6)	(6)	—	(6,933)	(6,933)	—	—	—	—	(6,939)
	2,298	4,706	130,266	134,972	22,811	161,198	184,009	2,362	4,409	46,294	3,605	377,949

	Group
	Cash and				Derivatives	Other	Commitments		Total
	balances at	Loans and advances		Settlement		financial		Contingent
	central banks	Banks (1)	Customers	balances		instruments		liabilities
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m
Core
AQ1	1,918	12,724	15,089	685	966	25	2,553	760	34,720
AQ2	—	473	2,307	40	175	—	624	276	3,895
AQ3	—	119	2,910	24	65	—	918	385	4,421
AQ4	—	108	19,943	30	192	—	7,894	1,133	29,300
AQ5	—	88	25,242	19	423	—	11,477	562	37,811
AQ6	—	11	18,922	42	254	—	7,713	360	27,302
AQ7	—	26	15,678	1	108	—	8,799	204	24,816
AQ8	—	6	5,119	1	50	—	2,672	38	7,886
AQ9	—	—	5,755	1	63	7	759	40	6,625
AQ10	—	1	138	2	67	—	644	100	952
Balances due from holding	—	151,434	7,879	—	2,359	—	62	226	161,960
company and fellow subsidiaries
Past due	—	—	4,060	1,623	—	—	—	—	5,683
Impaired	—	9	8,829	—	—	—	—	—	8,838
Impairment provision	—	(9)	(5,343)	—	—	—	—	—	(5,352)
	1,918	164,990	126,528	2,468	4,722	32	44,115	4,084	348,857

For the notes to these tables refer to page 89.

Financial review  Risk and balance sheet management

Balance sheet analysis: Asset quality continued
	Group
	Loans and advances				Contingent
	Banks (1)	Customers	Derivatives	Commitments	liabilities	Total
2013	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	13	210	28	2	27	280
AQ2	—	30	—	—	—	30
AQ3	—	18	—	—	—	18
AQ4	6	345	23	12	—	386
AQ5	1	78	6	36	—	121
AQ6	2	158	3	65	1	229
AQ7	—	75	1	132	—	208
AQ8	20	46	—	62	—	128
AQ9	—	695	38	253	33	1,019
AQ10	—	9	9	110	1	129
Balances due from holding	18	8	28	—	—	54
company and fellow subsidiaries
Past due	—	308	—	—	—	308
Impaired	—	11,794	—	—	—	11,794
Impairment provision	—	(9,929)	—	—	—	(9,929)
	60	3,845	136	672	62	4,775

2012
Non-Core
AQ1	39	1,524	41	433	—	2,037
AQ2	—	754	3	64	—	821
AQ3	—	—	—	8	—	8
AQ4	—	310	26	22	1	359
AQ5	—	109	52	33	2	196
AQ6	—	286	11	40	1	338
AQ7	—	670	3	40	1	714
AQ8	—	771	—	19	35	825
AQ9	—	924	131	17	1	1,073
AQ10	—	13	2	214	3	232
Balances due from holding	13	3	108	—	—	124
company and fellow subsidiaries
Past due	—	357	—	—	—	357
Impaired	—	12,230	—	—	—	12,230
Impairment provision	—	(7,452)	—	—	—	(7,452)
	52	10,499	377	890	44	11,862

For the notes to these tables refer to page 89.

Financial review  Risk and balance sheet management

Balance sheet analysis: Asset quality continued
	Group
	Loans and advances				Contingent
	Banks (1)	Customers	Derivatives	Commitments	liabilities	Total
2011	£m	£m	£m	£m	£m	£m
Non-Core
AQ1	28	3,292	41	518	14	3,893
AQ2	—	237	4	36	—	277
AQ3	—	308	—	65	3	376
AQ4	—	247	64	9	1	321
AQ5	—	849	56	33	2	940
AQ6	—	1,320	18	59	—	1,397
AQ7	—	823	4	55	4	886
AQ8	—	1,170	83	26	—	1,279
AQ9	—	1,747	76	37	15	1,875
AQ10	—	—	36	257	27	320
Balances due from holding company and fellow subsidiaries	13	25	93	—	—	131
Past due	—	631	—	—	—	631
Impaired	—	12,707	—	—	—	12,707
Impairment provision	—	(6,995)	—	—	—	(6,995)
	41	16,361	475	1,095	66	18,038

Notes:

(1)    Excludes items in the course of collection from other banks of £1,158 million (2012 - £1,241 million; 2011 - £1,170 million).

(2)    Exposures are allocated to asset quality bands on the basis of statistically driven models which produce an estimate of default rate. The variables included in the models vary by product and geography. For portfolios secured on residential property these models typically include measures of delinquency and loan-to-value as well as other differentiating characteristics such as bureau score, product features or associated account performance information.

Key points

•         Balance sheet reduction resulted in general decreases in asset balances. The largest reductions were in third party reverse repo balances which decreased by £9.0 billion due to reduced trading volumes within Markets and loans to customers that decreased by £8.6 billion.

•         Core third party customer lending in AQ1-AQ3 increased to 18% from 10% at 31 December 2012 as recalibration of the UK Retail models using updated data trends from the last three years resulted in balances moving from AQ5 to higher bands. In addition, data quality improvements in Wealth also led to improving trends.

•         Impairment provisions increased £3.6 billion, mainly due to RCR and the related change in strategy (£3.2 billion) partly offset by a decrease in UK Retail (£0.1 billion).

Financial review  Risk and balance sheet management

Balance sheet analysis: Asset quality continued
2013	Bank
	Cash and
	balances at	Loans and advances		Settlement			Contingent
	central banks	Banks (1)	Customers	balances	Derivatives	Commitments	liabilities	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	734	793	7,318	1	349	4,135	422	13,752
AQ2	—	50	2,354	—	45	5,533	206	8,188
AQ3	—	78	8,597	—	46	1,089	470	10,280
AQ4	—	1,449	45,332	7	113	9,678	356	56,935
AQ5	—	122	27,137	7	190	12,985	346	40,787
AQ6	—	95	10,243	55	116	5,778	249	16,536
AQ7	—	59	8,050	—	108	2,032	143	10,392
AQ8	—	17	2,954	11	35	560	20	3,597
AQ9	—	7	1,079	—	32	84	8	1,210
AQ10	—	—	364	—	68	474	8	914
Balances due from holding
company and subsidiaries	—	86,876	2,325	—	1,540	58	—	90,799
Past due	—	—	2,482	—	—	—	—	2,482
Impaired	—	—	4,439	—	—	—	—	4,439
Impairment provision	—	—	(3,133)	—	—	—	—	(3,133)
	734	89,546	119,541	81	2,642	42,406	2,228	257,178

2012
Total
AQ1	920	762	7,600	—	579	2,397	485	12,743
AQ2	—	14	1,421	—	145	794	136	2,510
AQ3	—	34	3,173	—	65	959	407	4,638
AQ4	1	1,317	42,678	23	172	7,436	487	52,114
AQ5	—	125	33,435	41	310	9,724	384	44,019
AQ6	—	105	11,414	2	206	6,122	183	18,032
AQ7	—	54	7,606	17	122	9,028	74	16,901
AQ8	—	19	3,604	—	80	3,298	25	7,026
AQ9	—	45	2,824	—	65	543	5	3,482
AQ10	—	—	305	—	55	237	11	608
Balances due from holding
company and subsidiaries	—	78,440	2,798	—	2,113	59	—	83,410
Past due	—	—	1,432	—	—	—	—	1,432
Impaired	—	6	5,432	—	—	—	—	5,438
Impairment provision	—	(6)	(3,554)	—	—	—	—	(3,560)
	921	80,915	120,168	83	3,912	40,597	2,197	248,793

For the notes to these tables refer to page 94.

Financial review  Risk and balance sheet management

Balance sheet analysis: Asset quality continued
	Bank
	Cash and				Derivatives	Commitments		Total
	balances at	Loans and advances		Settlement			Contingent
	central banks	Banks (1)	Customers	balances			liabilities
2011	£m	£m	£m	£m	£m	£m	£m	£m
Total
AQ1	917	613	7,038	63	752	2,733	566	12,682
AQ2	—	457	1,952	2	165	534	236	3,346
AQ3	—	116	1,802	3	13	757	331	3,022
AQ4	—	86	6,263	4	203	4,837	507	11,900
AQ5	—	88	15,528	2	419	10,235	421	26,693
AQ6	—	10	12,751	1	255	6,938	226	20,181
AQ7	—	14	7,011	1	82	8,334	64	15,506
AQ8	—	6	3,670	—	45	2,477	18	6,216
AQ9	—	—	2,239	—	34	682	24	2,979
AQ10	—	2	107	2	89	497	17	714
Balances due from holding
company and subsidiaries	—	104,345	7,069	—	1,755	125	—	113,294
Past due	—	—	1,868	—	—	—	—	1,868
Impaired	—	7	4,704	—	—	—	—	4,711
Impairment provision	—	(7)	(3,242)	—	—	—	—	(3,249)
	917	105,737	68,760	78	3,812	38,149	2,410	219,863

2013
Core
AQ1	734	793	7,162	1	320	4,134	395	13,539
AQ2	—	50	2,324	—	45	5,533	206	8,158
AQ3	—	78	8,579	—	46	1,089	470	10,262
AQ4	—	1,449	44,987	7	90	9,666	356	56,555
AQ5	—	122	27,060	7	184	12,949	346	40,668
AQ6	—	95	10,091	55	116	5,727	249	16,333
AQ7	—	59	7,991	—	107	1,905	143	10,205
AQ8	—	17	2,913	11	35	503	20	3,499
AQ9	—	7	987	—	32	69	8	1,103
AQ10	—	—	355	—	59	364	7	785
Balances due from holding
company and subsidiaries	—	86,876	2,321	—	1,527	58	—	90,782
Past due	—	—	2,232	—	—	—	—	2,232
Impaired	—	—	3,576	—	—	—	—	3,576
Impairment provision	—	—	(2,600)	—	—	—	—	(2,600)
	734	89,546	117,978	81	2,561	41,997	2,200	255,097

For the notes to these tables refer to page 94.

Financial review  Risk and balance sheet management

Balance sheet analysis: Asset quality continued
	Bank
	Cash and
	balances at	Loans and advances		Settlement			Contingent
	central banks	Banks (1)	Customers	balances	Derivatives	Commitments	liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m
Core
AQ1	920	762	6,420	—	539	1,968	485	11,094
AQ2	—	14	667	—	142	731	136	1,690
AQ3	—	34	3,173	—	65	956	407	4,635
AQ4	1	1,317	42,398	23	146	7,427	487	51,799
AQ5	—	125	33,337	41	304	9,717	382	43,906
AQ6	—	105	11,202	2	195	6,101	183	17,788
AQ7	—	54	7,098	17	119	9,003	74	16,365
AQ8	—	19	3,081	—	80	3,291	25	6,496
AQ9	—	45	2,470	—	52	537	5	3,109
AQ10	—	—	292	—	53	184	10	539
Balances due from holding
company and subsidiaries	—	78,440	2,791	—	2,020	59	—	83,310
Past due	—	—	1,210	—	—	—	—	1,210
Impaired	—	6	4,410	—	—	—	—	4,416
Impairment provision	—	(6)	(2,974)	—	—	—	—	(2,980)
	921	80,915	115,575	83	3,715	39,974	2,194	243,377

2011
Core
AQ1	917	613	4,297	63	709	2,228	552	9,379
AQ2	—	457	1,780	2	161	498	236	3,134
AQ3	—	116	1,616	3	13	692	328	2,768
AQ4	—	86	6,050	4	177	4,828	506	11,651
AQ5	—	88	14,699	2	411	10,203	420	25,823
AQ6	—	10	11,581	1	239	6,892	226	18,949
AQ7	—	14	6,359	1	78	8,294	64	14,810
AQ8	—	6	3,255	—	45	2,469	18	5,793
AQ9	—	—	1,570	—	21	667	24	2,282
AQ10	—	2	107	2	66	434	17	628
Balances due from holding
company and subsidiaries	—	104,345	7,062	—	1,682	125	—	113,214
Past due	—	—	1,383	—	—	—	—	1,383
Impaired	—	7	3,488	—	—	—	—	3,495
Impairment provision	—	(7)	(2,557)	—	—	—	—	(2,564)
	917	105,737	60,690	78	3,602	37,330	2,391	210,745

For the notes to these tables refer to page 94.

Financial review  Risk and balance sheet management

Balance sheet analysis: Asset quality continued
	Bank
	Loans and advances			Contingent
	to customers	Derivatives	Commitments	liabilities	Total
2013	£m	£m	£m	£m	£m
Non-Core
AQ1	156	29	1	27	213
AQ2	30	—	—	—	30
AQ3	18	—	—	—	18
AQ4	345	23	12	—	380
AQ5	77	6	36	—	119
AQ6	152	—	51	—	203
AQ7	59	1	127	—	187
AQ8	41	—	57	—	98
AQ9	92	—	15	—	107
AQ10	9	9	110	1	129
Balances due from holding company and subsidiaries	4	13	—	—	17
Past due	250	—	—	—	250
Impaired	863	—	—	—	863
Impairment provision	(533)	—	—	—	(533)
	1,563	81	409	28	2,081

2012
Non-Core
AQ1	1,180	40	429	—	1,649
AQ2	754	3	63	—	820
AQ3	—	—	3	—	3
AQ4	280	26	9	—	315
AQ5	98	6	7	2	113
AQ6	212	11	21	—	244
AQ7	508	3	25	—	536
AQ8	523	—	7	—	530
AQ9	354	13	6	—	373
AQ10	13	2	53	1	69
Balances due from holding company and subsidiaries	7	93	—	—	100
Past due	222	—	—	—	222
Impaired	1,022	—	—	—	1,022
Impairment provision	(580)	—	—	—	(580)
	4,593	197	623	3	5,416

For the notes to these tables refer to page 94.

Financial review  Risk and balance sheet management

Balance sheet analysis: Asset quality continued

	Bank
	Loans and advances			Contingent
	to customers	Derivatives	Commitments	liabilities	Total
2011	£m	£m	£m	£m	£m
Non-Core
AQ1	2,741	43	505	14	3,303
AQ2	172	4	36	—	212
AQ3	186	—	65	3	254
AQ4	213	26	9	1	249
AQ5	829	8	32	1	870
AQ6	1,170	16	46	—	1,232
AQ7	652	4	40	—	696
AQ8	415	—	8	—	423
AQ9	669	13	15	—	697
AQ10	—	23	63	—	86
Balances due from holding company and subsidiaries	7	73	—	—	80
Past due	485	—	—	—	485
Impaired	1,216	—	—	—	1,216
Impairment provision	(685)	—	—	—	(685)
	8,070	210	819	19	9,118

Notes:

(1)    Excludes items in the course of collection from other banks of £1,047 million (2012 - £1,074 million; 2011 - £1,007 million).

(2)    Exposures are allocated to asset quality bands on the basis of statistically driven models which produce an estimate of default rate. The variables included in the models vary by product and geography. For portfolios secured on residential property these models typically include measures of delinquency and loan-to-value as well as other differentiating characteristics such as bureau score, product features or associated account performance information.

Financial review  Risk and balance sheet management

Balance sheet analysis continued

Debt securities

IFRS measurement classification and issuer

The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

2013	Central and local government			Banks	Other financial	Corporate	Total	Of which
	UK	US	Other		institutions			ABS
	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	—	10,338	1	252	8,525	928	20,044	8,454
Designated as at fair value	—	—	—	—	1,251	—	1,251	1,251
Available-for-sale	—	—	209	131	28	15	383	9
Loans and receivables	4	—	—	—	1,246	—	1,250	1,245
Long positions	4	10,338	210	383	11,050	943	22,928	10,959

Of which US agencies	—	748	—	—	7,003	—	7,751	7,073

Short positions (HFT)	—	(6,913)	(58)	(140)	(651)	(489)	(8,251)	(8)

2012
Held-for-trading	—	13,745	38	421	16,752	944	31,900	16,159
Designated as at fair value	—	—	—	—	1,266	—	1,266	1,266
Available-for-sale	—	—	353	84	45	6	488	45
Loans and receivables	4	—	—	—	1,257	—	1,261	1,257
Long positions	4	13,745	391	505	19,320	950	34,915	18,727

Of which US agencies	—	1,675	—	—	14,482	—	16,157	14,144

Short positions (HFT)	—	(9,910)	(8)	(338)	(1,041)	(543)	(11,840)	(11)

2011
Held-for-trading	—	17,261	11	853	17,543	853	36,521	17,251
Designated as at fair value	1	—	—	4	2,030	8	2,043	2,031
Available-for-sale	—	—	489	127	65	96	777	104
Loans and receivables	4	—	—	—	1,660	—	1,664	1,660
Long positions	5	17,261	500	984	21,298	957	41,005	21,046

Of which US agencies	—	2,001	—	—	15,362	—	17,363	15,243

Short positions (HFT)	—	(10,784)	(12)	(608)	(1,406)	(671)	(13,481)	(130)

Financial review  Risk and balance sheet management

Balance sheet analysis: Debt securities continued
Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of Standard and Poor’s, Moody’s and Fitch.
2013
	Central and local government				Other financial				Of which
	UK	US	Other	Banks	institutions	Corporate	Total	Total (1)	ABS
	£m	£m	£m	£m	£m	£m	£m	%	£m
Total
AAA	4	—	197	174	299	10	684	3	218
AA to AA+	—	10,338	13	19	7,255	11	17,636	87	7,355
A to AA-	—	—	—	54	202	120	376	2	186
BBB- to A-	—	—	—	76	226	599	901	4	151
Non-investment grade	—	—	—	4	482	133	619	3	471
Unrated	—	—	—	5	90	70	165	1	82
	4	10,338	210	332	8,554	943	20,381	100	8,463
Issued by RBS Group companies	—	—	—	51	2,496	—	2,547		2,496
	4	10,338	210	383	11,050	943	22,928		10,959

2012
Total
AAA	4	—	279	145	490	5	923	3	486
AA to AA+	—	13,745	2	—	14,689	21	28,457	88	14,415
A to AA-	—	—	75	90	447	83	695	2	236
BBB- to A-	—	—	27	217	269	551	1,064	3	220
Non-investment grade	—	—	8	5	599	207	819	3	565
Unrated	—	—	—	16	303	83	402	1	282
	4	13,745	391	473	16,797	950	32,360	100	16,204
Issued by RBS Group companies	—	—	—	32	2,523	—	2,555		2,523
	4	13,745	391	505	19,320	950	34,915		18,727

2011
Total
AAA	5	32	399	279	426	5	1,146	3	477
AA to AA+	—	17,226	8	31	15,535	19	32,819	88	15,357
A to AA-	—	—	85	280	125	130	620	2	101
BBB- to A-	—	—	5	225	271	389	890	2	250
Non-investment grade	—	—	3	17	772	303	1,095	3	725
Unrated	—	3	—	37	480	111	631	2	447
	5	17,261	500	869	17,609	957	37,201	100	17,357
Issued by RBS Group companies	—	—	—	115	3,689	—	3,804		3,689
	5	17,261	500	984	21,298	957	41,005		21,046

	Bank
	Financial			Of which
	institutions	Corporate	Total	ABS
2013	£m	£m	£m	£m
Issued by RBS Group companies	2,496	—	2,496	2,496

2012
Issued by RBS Group companies	2,523	—	2,523	2,523

2011
A to AA-	—	2	2	—
Issued by RBS Group companies	3,689	—	3,689	3,689
	3,689	2	3,691	3,689

Note:

(1)    Percentage calculated before balances with RBS Group companies

Financial review  Risk and balance sheet management

Balance sheet analysis: Debt securities continued

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

The following tables summarise the carrying values of these securities. Government sponsored or similar RMBS comprises securities that are guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises.

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

The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes.

NatWest Group RMBS classifications, including prime, non-conforming and sub-prime, reflect the characteristics of the underlying mortgage portfolios. RMBS are classified as prime RMBS where the loans have low default risk and are made to borrowers with good credit records and reliable payment histories and there is full documentation. Non-conforming RMBS include US Alt-A RMBS together with RMBS, in jurisdictions other than the US, where the underlying mortgages are not classified as either prime or sub-prime. Classification of RMBS as sub-prime or Alt-A is based on Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value ratios of the underlying mortgage loans. US RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%. In other jurisdictions, RMBS are classified as sub-prime if the mortgage portfolio comprises loans with one or more high risk characteristics such as: unreliable or poor payment histories; high loan-to-value ratios; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Financial review  Risk and balance sheet management

Balance sheet analysis: Debt securities continued
Ratings
The table below summarises the rating levels of ABS carrying values.

2013	RMBS
	Government	Prime		Sub-prime	CMBS	CDOs & CLOs		Total
	sponsored		Non-				Other
	or similar (1)		conforming				ABS
	£m	£m	£m	£m	£m	£m	£m	£m
AAA	—	21	—	—	95	13	89	218
AA to AA+	7,031	58	1	8	82	48	127	7,355
A to AA-	—	24	1	5	29	4	123	186
BBB- to A-	—	21	—	13	42	3	72	151
Non-investment grade (2)	—	45	73	288	61	—	4	471
Unrated (2)	—	34	16	28	1	2	1	82
	7,031	203	91	342	310	70	416	8,463
Issued by RBS Group companies	—	1,245	—	—	1,251	—	—	2,496
	7,031	1,448	91	342	1,561	70	416	10,959

2012
AAA	—	17	—	—	228	—	241	486
AA to AA+	13,941	1	—	—	354	44	75	14,415
A to AA-	—	21	5	—	82	16	112	236
BBB- to A-	—	2	—	6	136	15	61	220
Non-investment grade (2)	—	151	98	202	95	19	—	565
Unrated (2)	—	30	7	14	4	227	—	282
	13,941	222	110	222	899	321	489	16,204
Issued by RBS Group companies	—	1,257	—	—	1,266	—	—	2,523
	13,941	1,479	110	222	2,165	321	489	18,727

2011
AAA	3	51	3	—	241	—	179	477
AA to AA+	15,127	6	—	8	149	—	67	15,357
A to AA-	—	19	2	4	42	5	29	101
BBB- to A-	—	15	—	5	86	—	144	250
Non-investment grade (2)	—	201	136	208	154	8	18	725
Unrated (2)	—	145	28	53	10	211	—	447
	15,130	437	169	278	682	224	437	17,357
Issued by RBS Group companies	—	1,660	—	—	2,029	—	—	3,689
	15,130	2,097	169	278	2,711	224	437	21,046

Notes:

(1)    Includes US agency guaranteed securities.

(2)    All balances are held-for-trading.

Financial review  Risk and balance sheet management

Balance sheet analysis continued

Derivatives

The table below analyses the Group’s derivatives by type of contract. Master netting arrangements shown below do not result in a net presentation in the Group’s balance sheet under IFRS.

Contract type	2013			2012			2011
	Notional	Assets	Liabilities	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Interest rate	600	1,283	375	214	1,975	432	312	2,357	775
Exchange rate	9	272	166	8	253	137	7	347	183
Other	1	31	11	1	26	6	2	41	15
		1,586	552		2,254	575		2,745	973
Counterparty mtm netting		(167)	(167)		(25)	(25)		(78)	(78)
		1,419	385		2,229	550		2,667	895
Balances due from holding company
and fellow subsidiaries	134	1,931	3,526	144	2,532	4,980	192	2,452	5,119

REIL and provisions

Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected and those awaiting individual assessment. A latent provision is established for the latter.

Divisional analysis

The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division.

2013					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %	Provisions
					of gross loans	as a %	Impairment	Amounts
	Banks	Customers			to customers	of REIL	charge	written-off
	£m	£m	£m	£m	%	%	£m	£m
UK Retail	540	74,333	2,127	1,423	2.9	67	210	559
UK Corporate	499	38,647	2,271	1,165	5.9	51	273	269
Wealth	1,521	13,344	145	65	1.1	45	26	10
International Banking	1,463	4,092	5	12	0.1	240	(12)	—
Ulster Bank	591	31,416	8,466	5,378	26.9	64	1,774	277
Retail & Commercial	4,614	161,832	13,014	8,043	8.0	62	2,271	1,115
Markets	417	749	—	—	—	—	—	—
Other	(3)	2,754	—	—	—	—	—	—
Core	5,028	165,335	13,014	8,043	7.9	62	2,271	1,115
Non-Core	42	13,759	12,050	9,929	87.6	82	3,134	575
Total third party	5,070	179,094	25,064	17,972	14.0	72	5,405	1,690
Amounts due from holding company
and fellow subsidiaries	127,484	1,967	—	—	—	—	—	—
	132,554	181,061	25,064	17,972	13.8	72	5,405	1,690
2012
UK Retail	480	71,255	2,788	1,793	3.9	64	332	384
UK Corporate	538	40,685	2,415	1,170	5.9	48	409	260
Wealth	1,534	13,507	120	50	0.9	42	23	11
International Banking	1,468	4,232	11	16	0.3	145	(7)	—
Ulster Bank	632	32,602	7,533	3,910	23.1	52	1,364	72
Retail & Commercial	4,652	162,281	12,867	6,939	7.9	54	2,121	727
Markets	513	1,426	—	—	—	—	—	—
Other	(7)	1,363	—	—	—	—	—	—
Core	5,158	165,070	12,867	6,939	7.8	54	2,121	727
Non-Core	39	17,948	12,568	7,452	70.0	59	1,056	263
Total third party	5,197	183,018	25,435	14,391	13.9	57	3,177	990
Amounts due from holding company
and fellow subsidiaries	125,127	3,064	—	—	—	—	—	—
	130,324	186,082	25,435	14,391	13.7	57	3,177	990

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
2011					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %	Provisions
					of gross loans	as a %	Impairment	Amounts
	Banks	Customers			to customers	of REIL	charge	written-off
	£m	£m	£m	£m	%	%	£m	£m
UK Retail	456	11,052	1,794	1,576	16.2	88	417	496
UK Corporate	557	43,281	2,231	970	5.2	43	409	356
Wealth	2,404	13,178	86	39	0.7	45	11	7
International Banking	1,349	3,774	24	18	0.6	75	(8)	60
Ulster Bank	2,078	34,012	5,523	2,749	16.2	50	1,384	124
Retail & Commercial	6,844	105,297	9,658	5,352	9.2	55	2,213	1,043
Markets	376	1,319	—	—	—	—	—	—
Other	(15)	2	—	—	—	—	—	—
Core	7,205	106,618	9,658	5,352	9.1	55	2,213	1,043
Non-Core	28	23,332	13,184	6,995	56.5	53	2,564	285
Total third party	7,233	129,950	22,842	12,347	17.6	54	4,777	1,328
Amounts due from holding company
and fellow subsidiaries	151,447	7,904	—	—	—	—	—	—
	158,680	137,854	22,842	12,347	16.6	54	4777	1328

Key points

•         The Group loan impairment charge for the year increased by 70% (£2.2 billion) to £5.4 billion from £3.2 billion, mainly in Non-Core, as Core remained broadly stable at £2.3 billion. £3.2 billion of the impairment increase was in relation to the creation of RCR and the related strategy, £0.9 billion in Core and £2.3 billion in Non-Core*. The underlying provision charge decreased £1.0 billion.

•         REIL decreased by £0.4 billion to £25.1 billion during the year mainly in Non-Core (£0.5 billion) and UK Retail (£0.7 billion), offset by increases in Ulster Bank (£0.9 billion). REIL reductions in Non-Core primarily related to repayments and write-offs in UK Corporate and Ulster Bank donated portfolios.

•         The RCR provision charge mainly related to loans already within REIL resulting in an 15% increase in the provision coverage ratio to 72% from 57%, while the REIL as a percentage of total loans remained broadly stable at 13.8%.

•         UK Retail REIL continued to decrease due to the write-off of aged debt and the transfer of up-to-date mortgages to potential problem loans. Provision coverage increased slightly to 67%.

•         Ulster Bank REIL at £8.5 billion increased by 12% compared with 31 December 2012. The increase in REIL was largely in relation to commercial real estate investment loans. RCR and related provisioning in 2013 contributed £0.7 billion to the Core Ulster Bank provision and has resulted in the provision coverage increasing from 52% to 64% in the year and in the fourth quarter.

Commercial real estate lending metrics were as follows:

	Total		Non-Core
	2013	2012	2013	2012
Lending (gross)	£25.9bn	£29.7bn	£11.7bn	£14.2bn
Of which REIL	£14.4bn	£13.9bn	£10.6bn	£11.0bn
Provisions	£10.5bn	£7.4bn	£8.6bn	£6.3bn
REIL as a % of gross loans to customers	55.6%	46.8%	90.6%	77.5%
Provisions as a % of REIL	73%	53%	81%	57%

Note:

(1)     Excludes property related lending to customers in other sectors managed by Real Estate Finance.

*unaudited

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued

Sector and geographical regional analyses: Group

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography (by location of lending office) for the Group, Core and Non-Core.

					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2013		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,416	1	1	0.1	100	0.1	1	—
Finance		3,193	110	72	3.4	65	2.3	21	2
Personal	- mortgages	90,629	4,044	1,430	4.5	35	1.6	211	119
	- unsecured	14,368	1,633	1,376	11.4	84	9.6	213	526
Property		30,108	14,161	10,448	47.0	74	34.7	3,827	594
Construction		3,048	753	476	24.7	63	15.6	141	86
Manufacturing		4,059	340	254	8.4	75	6.3	87	32
Finance leases and instalment credit		183	6	3	3.3	50	1.6	—	5
Retail, wholesale and repairs		7,189	965	647	13.4	67	9.0	225	69
Transport and storage		1,817	93	56	5.1	60	3.1	27	6
Health, education and leisure		7,155	598	365	8.4	61	5.1	165	28
Hotels and restaurants		3,687	995	661	27.0	66	17.9	208	167
Utilities		1,059	12	7	1.1	58	0.7	3	—
Other		11,183	1,353	975	12.1	72	8.7	220	56
Latent		—	—	1,201	—	—	—	62	—
Total third-party		179,094	25,064	17,972	14.0	72	10.0	5,411	1,690
Amounts due from holding company and fellow subsidiaries		1,967	—	—	—	—	—	—	—
		181,061	25,064	17,972	13.8	72	9.9	5,411	1,690
of which:
UK
- residential mortgages		73,143	901	142	1.2	16	0.2	13	93
- personal lending		12,061	1,482	1,232	12.3	83	10.2	184	502
- property		18,688	4,261	2,686	22.8	63	14.4	794	255
- construction		2,596	545	307	21.0	56	11.8	102	86
- other		31,017	1,655	1,393	5.3	84	4.5	263	224
Europe
- residential mortgages		17,170	3,135	1,286	18.3	41	7.5	196	26
- personal lending		1,244	134	127	10.8	95	10.2	12	24
- property		11,356	9,900	7,762	87.2	78	68.4	3,033	339
- construction		452	208	169	46.0	81	37.4	39	—
- other		8,611	2,815	2,846	32.7	101	33.1	758	141
US
- residential mortgages		316	8	2	2.5	25	0.6	2	—
- property		7	—	—	—	—	—	—	—
- other		297	—	—	—	—	—	(5)	—
RoW
- personal lending		1,063	17	17	1.6	100	1.6	17	—
- property		57	—	—	—	—	—	—	—
- other		1,016	3	3	0.3	100	0.3	3	—
Total third-party		179,094	25,064	17,972	14.0	72	10.0	5,411	1,690
Amounts due from holding company and fellow subsidiaries		1,967	—	—	—	—	—	—	—
		181,061	25,064	17,972	13.8	72	9.9	5,411	1,690

Banks		132,554	—	—	—	—	—	(6)	—

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
Sector and geographical regional analyses: Group continued
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2012		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,253	—	—	—	—	—	—	—
Finance		3,840	100	50	2.6	50	1.3	23	12
Personal	- mortgages	86,602	4,289	1,366	5.0	32	1.6	552	29
	- unsecured	16,230	1,952	1,679	12.0	86	10.3	378	415
Property		33,677	13,540	7,316	40.2	54	21.7	1,403	238
Construction		3,534	902	425	25.5	47	12.0	40	62
Manufacturing		4,978	340	200	6.8	59	4.0	48	16
Finance leases and instalment credit		203	23	15	11.3	65	7.4	6	2
Retail, wholesale and repairs		7,905	915	499	11.6	55	6.3	159	57
Transport and storage		2,014	82	37	4.1	45	1.8	9	5
Health, education and leisure		7,434	519	234	7.0	45	3.1	71	21
Hotels and restaurants		4,145	1,311	621	31.6	47	15.0	130	55
Utilities		1,253	6	5	0.5	83	0.4	—	—
Other		9,950	1,450	809	14.6	56	8.1	168	76
Latent		—	—	1,129	—	—	—	191	—
Total third party		183,018	25,429	14,385	13.9	57	7.9	3,178	988
Amounts due from holding company and fellow subsidiaries		3,064	—	—	—	—	—	—	—
		186,082	25,429	14,385	13.7	57	7.7	3,178	988

of which:
UK
- residential mortgages		68,856	1,220	242	1.8	20	0.4	30	5
- personal lending		13,630	1,806	1,540	13.3	85	11.3	349	404
- property		21,057	4,123	2,182	19.6	53	10.4	467	188
- construction		3,020	695	296	23.0	43	9.8	68	62
- other		32,565	1,882	1,383	5.8	73	4.2	299	225
Europe
- residential mortgages		17,271	3,059	1,124	17.7	37	6.5	522	24
- personal lending		1,549	145	138	9.4	95	8.9	29	10
- property		12,438	9,417	5,134	75.7	55	41.3	936	50
- construction		514	207	129	40.3	62	25.1	(28)	—
- other		8,836	2,864	2,216	32.4	77	25.1	512	19
US
- residential mortgages		475	10	—	2.1	—	—	—	—
- property		182	—	—	—	—	—	—	—
- other		840	—	—	—	—	—	(6)	—
RoW
- personal lending		1,051	1	1	0.1	100	0.1	—	1
- other		734	—	—	—	—	—	—	—
Total third party		183,018	25,429	14,385	13.9	57	7.9	3,178	988
Amounts due from holding company and fellow subsidiaries		3,064	—	—	—	—	—	—	—
		186,082	25,429	14,385	13.7	57	7.7	3,178	988

Banks		130,324	6	6	—	100	—	(1)	2

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
Sector and geographical regional analyses: Group continued
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2011		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,933	—	—	—	—	—	—	—
Finance		3,359	93	40	2.8	43	1.2	31	23
Personal	- mortgages	25,723	2,199	681	8.5	31	2.6	447	12
	- unsecured	18,045	2,062	1,698	11.4	82	9.4	449	532
Property		38,364	13,277	6,435	34.6	48	16.8	2,905	146
Construction		4,416	1,018	472	23.1	46	10.7	(27)	165
Manufacturing		4,951	296	169	6.0	57	3.4	120	143
Finance leases and instalment credit		80	22	12	27.5	55	15.0	2	—
Retail, wholesale and repairs		8,551	792	408	9.3	52	4.8	169	81
Transport and storage		1,981	62	33	3.1	53	1.7	4	13
Health, education and leisure		7,281	480	195	6.6	41	2.7	72	26
Hotels and restaurants		4,285	1,213	565	28.3	47	13.2	301	56
Utilities		1,436	7	1	0.5	14	0.1	2	2
Other		9,545	1,312	728	13.7	55	7.6	516	129
Latent		—	—	901	—	—	—	(214)	—
Total third party		129,950	22,833	12,338	17.6	54	9.5	4,777	1,328
Amounts due from holding company and fellow subsidiaries		7,904	—	—	—	—	—	—	—
		137,854	22,833	12,338	16.6	54	9.0	4,777	1,328

of which:
UK
- residential mortgages		7,292	78	17	1.1	22	0.2	10	2
- personal lending		14,545	1,921	1,575	13.2	82	10.8	457	510
- property		24,677	4,402	1,940	17.8	44	7.9	1,043	116
- construction		3,860	728	307	18.9	42	8.0	49	166
- other		33,131	1,810	1,262	5.5	70	3.8	266	319
Europe
- residential mortgages		18,168	2,121	664	11.7	31	3.7	437	10
- personal lending		1,994	140	122	7.0	87	6.1	(8)	22
- property		13,522	8,875	4,495	65.6	51	33.2	1,862	30
- construction		556	290	165	52.2	57	29.7	(76)	(1)
- other		9,070	2,467	1,790	27.2	73	19.7	745	154
US
- residential mortgages		263	—	—	—	—	—	—	—
- property		165	—	—	—	—	—	—	—
- other		1,201	—	—	—	—	—	(8)	—
RoW
- personal lending		1,506	1	1	0.1	100	0.1	—	—
Total third party		129,950	22,833	12,338	17.6	54	9.5	4,777	1,328
Amounts due from holding company and fellow subsidiaries		7,904	—	—	—	—	—	—	—
		137,854	22,833	12,338	16.6	54	9.0	4,777	1,328

Banks		158,680	9	9	—	100	—	—	—

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
Sector and geographical regional analyses: Core
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2013		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,416	1	1	0.1	100	0.1	1	—
Finance		3,089	69	44	2.2	64	1.4	12	2
Personal	- mortgages	90,614	4,036	1,428	4.5	35	1.6	208	118
	- unsecured	14,298	1,632	1,376	11.4	84	9.6	214	526
Property		18,643	3,698	1,901	19.8	51	10.2	971	120
Construction		2,494	417	265	16.7	64	10.6	81	48
Manufacturing		3,922	259	187	6.6	72	4.8	77	25
Finance leases and instalment credit		134	5	3	3.7	60	2.2	—	—
Retail, wholesale and repairs		6,841	657	430	9.6	65	6.3	168	60
Transport and storage		1,766	64	39	3.6	61	2.2	18	5
Health, education and leisure		7,005	491	292	7.0	59	4.2	156	25
Hotels and restaurants		3,249	621	401	19.1	65	12.3	138	135
Utilities		1,059	12	7	1.1	58	0.7	3	—
Other		10,805	1,052	723	9.7	69	6.7	155	51
Latent		—	—	946	—	—	—	75	—
Total third party		165,335	13,014	8,043	7.9	62	4.9	2,277	1,115
Amounts due from holding company and fellow subsidiaries		1,959	—	—	—	—	—	—	—
		167,294	13,014	8,043	7.8	62	4.8	2,277	1,115

of which:
UK
- residential mortgages		73,143	901	142	1.2	16	0.2	12	92
- personal lending		12,059	1,481	1,232	12.3	83	10.2	185	502
- property		15,004	1,292	547	8.6	42	3.6	242	83
- construction		2,274	343	211	15.1	62	9.3	65	48
- other		30,422	1,374	1,128	4.5	82	3.7	233	166
Europe
- residential mortgages		17,163	3,135	1,286	18.3	41	7.5	196	26
- personal lending		1,176	134	127	11.4	95	10.8	12	24
- property		3,632	2,406	1,354	66.2	56	37.3	729	37
- construction		220	74	54	33.6	73	24.5	16	—
- other		7,624	1,854	1,942	24.3	105	25.5	572	137
US
- residential mortgages		308	—	—	—	—	—	—	—
- property		7	—	—	—	—	—	—	—
- other		297	—	—	—	—	—	(5)	—
RoW
- personal lending		1,063	17	17	1.6	100	1.6	17	—
- other		943	3	3	0.3	100	0.3	3	—
Total third party		165,335	13,014	8,043	7.9	62	4.9	2,277	1,115
Amounts due from holding company and fellow subsidiaries		1,959	—	—	—	—	—	—	—
		167,294	13,014	8,043	7.8	62	4.8	2,277	1,115

Banks		132,494	—	—	—	—	—	(6)	—

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
Sector and geographical regional analyses: Core continued
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2012		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,252	—	—	—	—	—	—	—
Finance		3,728	64	31	1.7	48	0.8	23	12
Personal	- mortgages	86,587	4,279	1,366	4.9	32	1.6	552	29
	- unsecured	16,143	1,947	1,678	12.1	86	10.4	378	414
Property		18,579	2,794	1,071	15.0	38	5.8	522	74
Construction		2,789	481	236	17.2	49	8.5	81	25
Manufacturing		4,784	243	136	5.1	56	2.8	39	11
Finance leases and instalment credit		152	14	9	9.2	64	5.9	8	—
Retail, wholesale and repairs		7,497	617	328	8.2	53	4.4	134	42
Transport and storage		1,951	62	28	3.2	45	1.4	7	4
Health, education and leisure		7,249	405	166	5.6	41	2.3	58	19
Hotels and restaurants		3,642	880	397	24.2	45	10.9	116	38
Utilities		1,251	6	5	0.5	83	0.4	—	—
Other		9,466	1,069	617	11.3	58	6.5	118	57
Latent		—	—	865	—	—	—	86	—
Total third party		165,070	12,861	6,933	7.8	54	4.2	2,122	725
Amounts due from holding company and fellow subsidiaries		3,061	—	—	—	—	—	—	—
		168,131	12,861	6,933	7.6	54	4.1	2,122	725

of which:
UK
- residential mortgages		68,856	1,220	242	1.8	20	0.4	30	5
- personal lending		13,627	1,803	1,539	13.2	85	11.3	349	403
- property		14,405	1,149	386	8.0	34	2.7	165	73
- construction		2,525	421	197	16.7	47	7.8	77	25
- other		31,555	1,476	1,091	4.7	74	3.5	261	171
Europe
- residential mortgages		17,266	3,059	1,124	17.7	37	6.5	522	24
- personal lending		1,465	143	138	9.8	97	9.4	29	10
- property		4,137	1,645	685	39.8	42	16.6	357	1
- construction		264	60	39	22.7	65	14.8	4	—
- other		7,843	1,884	1,491	24.0	79	19.0	334	12
US
- residential mortgages		465	—	—	—	—	—	—	—
- property		37	—	—	—	—	—	—	—
- other		840	—	—	—	—	—	(6)	—
RoW
- personal lending		1,051	1	1	0.1	100	0.1	—	1
- other		734	—	—	—	—	—	—	—
Total third party		165,070	12,861	6,933	7.8	54	4.2	2,122	725
Amounts due from holding company and fellow subsidiaries		3,061	—	—	—	—	—	—	—
		168,131	12,861	6,933	7.6	54	4.1	2,122	725

Banks		130,272	6	6	—	100	—	(1)	2

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
Sector and geographical regional analyses: Core continued
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2011		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,931	—	—	—	—	—	—	—
Finance		3,205	51	20	1.6	39	0.6	23	21
Personal	- mortgages	25,717	2,199	681	8.6	31	2.6	447	12
	- unsecured	17,926	2,055	1,695	11.5	82	9.5	446	529
Property		19,063	2,099	658	11.0	31	3.5	267	38
Construction		3,367	431	177	12.8	41	5.3	120	113
Manufacturing		4,707	189	100	4.0	53	2.1	72	83
Finance leases and instalment credit		27	5	2	18.5	40	7.4	1	—
Retail, wholesale and repairs		8,040	476	232	5.9	49	2.9	153	70
Transport and storage		1,892	44	23	2.3	52	1.2	7	9
Health, education and leisure		6,925	350	130	5.1	37	1.9	69	20
Hotels and restaurants		3,741	802	326	21.4	41	8.7	183	39
Utilities		1,398	7	1	0.5	14	0.1	—	—
Other		8,679	941	557	10.8	59	6.4	453	109
Latent		—	—	741	—	—	—	(28)	—
Total third party		106,618	9,649	5,343	9.1	55	5.0	2,213	1,043
Amounts due from holding company and fellow subsidiaries		7,879	—	—	—	—	—	—	—
		114,497	9,649	5,343	8.4	55	4.7	2,213	1,043

of which:
UK
- residential mortgages		7,292	78	17	1.1	22	0.2	10	2
- personal lending		14,531	1,914	1,572	13.2	82	10.8	454	507
- property		14,844	1,079	298	7.3	28	2.0	122	38
- construction		3,080	366	141	11.9	39	4.6	108	114
- other		31,751	1,313	913	4.1	70	2.9	288	215
Europe
- residential mortgages		18,162	2,121	664	11.7	31	3.7	437	10
- personal lending		1,889	140	122	7.4	87	6.5	(8)	22
- property		4,207	1,020	360	24.2	35	8.6	145	—
- construction		287	65	36	22.6	55	12.5	12	(1)
- other		7,892	1,552	1,219	19.7	79	15.4	653	136
US
- residential mortgages		263	—	—	—	—	—	—	—
- property		12	—	—	—	—	—	—	—
- other		902	—	—	—	—	—	(8)	—
RoW
- personal lending		1,506	1	1	0.1	100	0.1	—	—
Total third party		106,618	9,649	5,343	9.1	55	5.0	2,213	1,043
Amounts due from holding company and fellow subsidiaries		7,879	—	—	—	—	—	—	—
		114,497	9,649	5,343	8.4	55	4.7	2,213	1,043

Banks		158,639	9	9	—	100	—	—	—

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
Sector and geographical regional analyses: Non-Core
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2013		£m	£m	£m	%	%	%	£m	£m
Finance		104	41	28	39.4	68	26.9	9	—
Personal	- mortgages	15	8	2	53.3	25	13.3	3	1
	- unsecured	70	1	—	1.4	—	—	(1)	—
Property		11,465	10,463	8,547	91.3	82	74.5	2,856	474
Construction		554	336	211	60.6	63	38.1	60	38
Manufacturing		137	81	67	59.1	83	48.9	10	7
Finance leases and instalment credit		49	1	—	2.0	—	—	—	5
Retail, wholesale and repairs		348	308	217	88.5	70	62.4	57	9
Transport and storage		51	29	17	56.9	59	33.3	9	1
Health, education and leisure		150	107	73	71.3	68	48.7	9	3
Hotels and restaurants		438	374	260	85.4	70	59.4	70	32
Other		378	301	252	79.6	84	66.7	65	5
Latent		—	—	255	—	—	—	(13)	—
Total third party		13,759	12,050	9,929	87.6	82	72.2	3,134	575
Amounts due from holding company and fellow subsidiaries		8	—	—	—	—	—	—	—
		13,767	12,050	9,929	87.5	82	72.1	3,134	575

of which:
UK
- residential mortgages		—	—	—	—	—	—	1	1
- personal lending		2	1	—	50.0	—	—	(1)	—
- property		3,684	2,969	2,139	80.6	72	58.1	552	172
- construction		322	202	96	62.7	48	29.8	37	38
- other		595	281	265	47.2	94	44.5	30	58
Europe
- residential mortgages		7	—	—	—	—	—	—	—
- personal lending		68	—	—	—	—	—	—	—
- property		7,724	7,494	6,408	97.0	86	83.0	2,304	302
- construction		232	134	115	57.8	86	49.6	23	—
- other		987	961	904	97.4	94	91.6	186	4
US
- residential mortgages		8	8	2	100.0	25	25.0	2	—
RoW
- property		57	—	—	—	—	—	—	—
- other		73	—	—	—	—	—	—	—
Total third party		13,759	12,050	9,929	87.6	82	72.2	3,134	575
Amounts due from holding company and fellow subsidiaries		8	—	—	—	—	—	—	—
		13,767	12,050	9,929	87.5	82	72.1	3,134	575

Banks		60	—	—	—	—	—	—	—

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
Sector and geographical regional analyses: Non-Core continued
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2012		£m	£m	£m	%	%	%	£m	£m
Central and local government		1	—	—	—	—	—	—	—
Finance		112	36	19	32.1	53.0	17.0	—	—
Personal	- mortgages	15	10	—	66.7	—	—	—	—
	- unsecured	87	5	1	5.7	20	1.1	—	1
Property		15,098	10,746	6,245	71.2	58	41.4	881	164
Construction		745	421	189	56.5	45	25.4	(41)	37
Manufacturing		194	97	64	50.0	66	33.0	9	5
Finance leases and instalment credit		51	9	6	17.6	67	11.8	(2)	2
Retail, wholesale and repairs		408	298	171	73.0	57	41.9	25	15
Transport and storage		63	20	9	31.7	45	14.3	2	1
Health, education and leisure		185	114	68	61.6	60	36.8	13	2
Hotels and restaurants		503	431	224	85.7	52	44.5	14	17
Utilities		2	—	—	—	—	—	—	—
Other		484	381	192	78.7	50	39.7	50	19
Latent		—	—	264	—	—	—	105	—
Total third party		17,948	12,568	7,452	70.0	59	41.5	1,056	263
Amounts due from holding company and fellow subsidiaries		3	—	—	—	—	—	—	—
		17,951	12,568	7,452	70.0	59	41.5	1,056	263

of which:
UK
- personal lending		3	3	1	100.0	33	33.3	—	1
- property		6,652	2,974	1,796	44.7	60	27.0	302	115
- construction		495	274	99	55.4	36	20.0	(9)	37
- other		1,010	406	292	40.2	72	28.9	38	54
Europe
- residential mortgages		5	—	—	—	—	—	—	—
- personal lending		84	2	—	2.4	—	—	—	—
- property		8,301	7,772	4,449	93.6	57	53.6	579	49
- construction		250	147	90	58.8	61	36.0	(32)	—
- other		993	980	725	98.7	74	73.0	178	7
US
- residential mortgages		10	10	—	100.0	—	—	—	—
- property		145	—	—	—	—	—	—	—
Total third party		17,948	12,568	7,452	70.0	59	41.5	1,056	263
Amounts due from holding company and fellow subsidiaries		3	—	—	—	—	—	—	—
		17,951	12,568	7,452	70.0	59	41.5	1,056	263

Banks		52	—	—	—	—	—	—	—

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
Sector and geographical regional analyses: Non-Core continued
					Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	charge	written-off
2011		£m	£m	£m	%	%	%	£m	£m
Central and local government		2	—	—	—	—	—	—	—
Finance		154	42	20	27.3	48	13.0	8	2
Personal	- mortgages	6	—	—	—	—	—	—	—
	- unsecured	119	7	3	5.9	43	2.5	3	3
Property		19,301	11,178	5,777	57.9	52	29.9	2,638	108
Construction		1,049	587	295	56.0	50	28.1	(147)	52
Manufacturing		244	107	69	43.9	64	28.3	48	60
Finance leases and instalment credit		53	17	10	32.1	59	18.9	1	—
Retail, wholesale and repairs		511	316	176	61.8	56	34.4	16	11
Transport and storage		89	18	10	20.2	56	11.2	(3)	4
Health, education and leisure		356	130	65	36.5	50	18.3	3	6
Hotels and restaurants		544	411	239	75.6	58	43.9	118	17
Utilities		38	—	—	—	—	—	2	2
Other		866	371	171	42.8	46	19.7	63	20
Latent		—	—	160	—	—	—	(186)	—
Total third party		23,332	13,184	6,995	56.5	53	30.0	2,564	285
Amounts due from holding company and fellow subsidiaries		25	—	—	—	—	—	—	—
		23,357	13,184	6,995	56.4	53	29.9	2,564	285

of which:
UK
- personal lending		14	7	3	50.0	43	21.4	3	3
- property		9,833	3,323	1,642	33.8	49	16.7	921	78
- construction		780	362	166	46.4	46	21.3	(59)	52
- other		1,380	497	349	36.0	70	25.3	(22)	104
Europe
- residential mortgages		6	—	—	—	—	—	—	—
- personal lending		105	—	—	—	—	—	—	—
- property		9,315	7,855	4,135	84.3	53	44.4	1,717	30
- construction		269	225	129	83.6	57	48.0	(88)	—
- other		1,178	915	571	77.7	62	48.5	92	18
US
- property		153	—	—	—	—	—	—	—
- other		299	—	—	—	—	—	—	—
Total third party		23,332	13,184	6,995	56.5	53	30.0	2,564	285
Amounts due from holding company and fellow subsidiaries		25	—	—	—	—	—	—	—
		23,357	13,184	6,995	56.4	53	29.9	2,564	285

Banks		41	—	—	—	—	—	—	—

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued

Provisions methodology

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

Analyses of provisions are set out on page 112 to 114.

REIL flow statement

REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK	UK		International	Ulster	Core	Non-Core	Total
	Retail	Corporate	Wealth	Banking	Bank
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	2,788	2,415	120	11	7,533	12,867	12,568	25,435
Currency translation and other adjustments	—	10	—	—	134	144	196	340
Additions	802	1,208	108	—	2,479	4,597	1,155	5,752
Transfers (1)	(293)	23	(5)	—	—	(275)	1	(274)
Transfer to performing book	—	(34)	—	—	—	(34)	(4)	(38)
Repayments	(611)	(1,082)	(68)	(6)	(1,403)	(3,170)	(1,291)	(4,461)
Amounts written-off	(559)	(269)	(10)	—	(277)	(1,115)	(575)	(1,690)
At 31 December 2013	2,127	2,271	145	5	8,466	13,014	12,050	25,064

				Non-Core (by donating divisions)
				UK	International	Ulster
				Corporate	Banking	Bank	Other	Total
				£m	£m	£m	£m	£m
At 1 January 2013				1,228	23	11,316	1	12,568
Currency translation and other adjustments				(5)	(1)	202	—	196
Additions				432	31	692	—	1,155
Transfers (1)				1	—	—	—	1
Transfer to performing book				(4)	—	—	—	(4)
Repayments				(473)	(8)	(809)	(1)	(1,291)
Amounts written-off				(146)	—	(429)	—	(575)
At 31 December 2013				1,033	45	10,972	—	12,050

For the note to this table refer to the following page.

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
	UK	UK		International	Ulster	Core	Non-Core	Total
	Retail	Corporate	Wealth	Banking	Bank
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	1,794	2,231	86	24	5,523	9,658	13,184	22,842
Transfers from fellow subsidiaries	1,071	—	—	—	—	1,071	—	1,071
Currency translation and other adjustments	7	66	—	(12)	(115)	(54)	(257)	(311)
Additions	834	1,766	67	—	3,299	5,966	2,260	8,226
Transfers (1)	(14)	31	—	—	—	17	7	24
Transfer to performing book	—	(68)	—	—	—	(68)	(7)	(75)
Repayments	(520)	(1,351)	(22)	(1)	(1,102)	(2,996)	(2,356)	(5,352)
Amounts written-off	(384)	(260)	(11)	—	(72)	(727)	(263)	(990)
At 31 December 2012	2,788	2,415	120	11	7,533	12,867	12,568	25,435

				Non-Core (by donating divisions)
				UK	International	Ulster
				Corporate	Banking	Bank	Other	Total
				£m	£m	£m	£m	£m
At 1 January 2012				1,560	13	11,611	—	13,184
Currency translation and other adjustments				(40)	10	(229)	2	(257)
Additions				597	5	1,658	—	2,260
Transfers (1)				7	—	—	—	7
Transfer to performing book				(7)	—	—	—	(7)
Repayments				(765)	(5)	(1,585)	(1)	(2,356)
Amounts written-off				(124)	—	(139)	—	(263)
At 31 December 2012				1,228	23	11,316	1	12,568

Note:

(1)    Represents transfers between REIL and PPL.

REIL and PPLs summary
The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2013			2012			2011
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Impaired loans
- UK	4,511	3,220	7,731	5,196	3,448	8,644	4,161	3,741	7,902
- overseas	7,482	8,574	16,056	6,341	8,782	15,123	4,677	8,966	13,643
	11,993	11,794	23,787	11,537	12,230	23,767	8,838	12,707	21,545

Accruing loans past due 90 days or more
- UK	880	233	1,113	875	211	1,086	591	448	1,039
- overseas	141	23	164	455	127	582	229	29	258
	1,021	256	1,277	1,330	338	1,668	820	477	1,297
Total REIL	13,014	12,050	25,064	12,867	12,568	25,435	9,658	13,184	22,842

REIL as a % of gross loans and advances (1)	7.8%	87.5%	13.8%	7.6%	70.0%	13.7%	9.0%	57.3%	17.5%
Provisions as a % of REIL	62%	82%	72%	54%	59%	57%	55%	53%	54%

Note:

(1)    Includes disposal groups and excludes reverse repos.

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2013	2012	2011
	£m	£m	£m
Potential problem loans	513	342	139

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	Group
	2013			2012			2011
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Past due 1-29 days	1,817	21	1,838	1,525	10	1,535	1,905	49	1,954
Past due 30-59 days	764	15	779	618	5	623	753	50	803
Past due 60-89 days	578	16	594	430	4	434	582	55	637
Past due 90 days or more	1,021	256	1,277	1,330	338	1,668	820	477	1,297
	4,180	308	4,488	3,903	357	4,260	4,060	631	4,691

Personal	3,062	1	3,063	2,333	—	2,333	2,504	8	2,512
Property and construction	606	277	883	904	312	1,216	835	565	1,400
Financial institution	53	—	53	6	2	8	11	2	13
Other corporate	459	30	489	660	43	703	710	56	766
	4,180	308	4,488	3,903	357	4,260	4,060	631	4,691

Impairment provisions flow statement
The movement in loan impairment provisions by division is shown in the table below.

	UK	UK	Wealth	International	Ulster	Total	Non-Core	Group
	Retail	Corporate		Banking	Bank	Core
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	1,793	1,170	50	16	3,910	6,939	7,452	14,391
Currency translation and other adjustments	(1)	7	1	1	51	59	45	104
Amounts written-off	(559)	(269)	(10)	—	(277)	(1,115)	(575)	(1,690)
Recoveries of amounts previously written-off	24	3	—	7	1	35	3	38
Charged to income statement	210	273	26	(12)	1,774	2,271	3,134	5,405
Unwind of discount (1)	(44)	(19)	(2)	—	(81)	(146)	(130)	(276)
At 31 December 2013	1,423	1,165	65	12	5,378	8,043	9,929	17,972

Individually assessed	—	393	59	5	2,078	2,535	9,279	11,814
Collectively assessed	1,315	651	—	—	2,596	4,562	395	4,957
Latent	108	121	6	7	704	946	255	1,201
	1,423	1,165	65	12	5,378	8,043	9,929	17,972

For the note to this table refer to page 114.

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
	Non-Core (by donating division)
	UK	International	Ulster	Total
	Corporate	Banking	Bank
	£m	£m	£m	£m
At 1 January 2013	579	9	6,864	7,452
Currency translation and other adjustments	(11)	—	56	45
Amounts written-off	(146)	—	(429)	(575)
Recoveries of amounts previously written-off	3	—	—	3
Charged to income statement	97	16	3,021	3,134
Unwind of discount (1)	(7)	—	(123)	(130)
At 31 December 2013	515	25	9,389	9,929

Individually assessed	273	25	8,981	9,279
Collectively assessed	216	—	179	395
Latent	26	—	229	255
	515	25	9,389	9,929

	UK	UK	Wealth	International	Ulster	Total	Non-Core	Group
	Retail	Corporate		Banking	Bank	Core
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	1,576	970	39	18	2,749	5,352	6,995	12,347
Currency translation and other adjustments	6	73	—	(1)	(54)	24	(159)	(135)
Disposal of subsidiaries	251	—	—	—	—	251	—	251
Amounts written-off	(384)	(260)	(11)	—	(72)	(727)	(263)	(990)
Recoveries of amounts previously written-off	46	6	—	6	2	60	9	69
Charged to income statement	332	409	23	(7)	1,364	2,121	1,056	3,177
Unwind of discount (1)	(34)	(28)	(1)	—	(79)	(142)	(186)	(328)
At 31 December 2012	1,793	1,170	50	16	3,910	6,939	7,452	14,391

Individually assessed
- banks	—	—	—	6	—	6	—	6
- customers	—	381	42	4	1,213	1,640	6,792	8,432
Collectively assessed	1,669	649	—	—	2,110	4,428	396	4,824
Latent	124	140	8	6	587	865	264	1,129
	1,793	1,170	50	16	3,910	6,939	7,452	14,391

For the note to these tables refer to page 114.

Financial review  Risk and balance sheet management

Balance sheet analysis: REIL and provisions continued
	Non-Core (by donating division)
	UK	International	Ulster	Total
	Corporate	Banking	Bank
	£m	£m	£m	£m
At 1 January 2012	680	13	6,302	6,995
Currency translation and other adjustments	(62)	11	(108)	(159)
Amounts written-off	(124)	—	(139)	(263)
Recoveries of amounts previously written-off	4	2	3	9
Charged to income statement	97	(17)	976	1,056
Unwind of discount (1)	(16)	—	(170)	(186)
At 31 December 2012	579	9	6,864	7,452

Individually assessed
- customers	306	8	6,478	6,792
Collectively assessed	235	—	161	396
Latent	38	1	225	264
	579	9	6,864	7,452

	UK	UK	Wealth	International	Ulster	Total	Non-Core	Group
	Retail	Corporate		Banking	Bank	Core
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2011	1,659	937	35	88	1,633	4,352	5,057	9,409
Currency translation and other adjustments	3	(4)	1	(3)	(79)	(82)	(152)	(234)
Amounts written-off	(496)	(356)	(7)	(60)	(124)	(1,043)	(285)	(1,328)
Recoveries of amounts previously written-off	28	4	—	1	1	34	9	43
Charged to income statement	417	409	11	(8)	1,384	2,213	2,564	4,777
Unwind of discount (1)	(35)	(20)	(1)	—	(66)	(122)	(198)	(320)
At 31 December 2011	1,576	970	39	18	2,749	5,352	6,995	12,347

Individually assessed
- banks	—	—	2	7	—	9	—	9
- customers	—	322	32	4	991	1,349	6,505	7,854
Collectively assessed	1,487	484	—	—	1,282	3,253	330	3,583
Latent	89	164	5	7	476	741	160	901
	1,576	970	39	18	2,749	5,352	6,995	12,347

Note:

(1)    Recognised in interest income.

Balance sheet analysis: REIL and provisions continued
Impairment charge analysis
The table below analyses the impairment charge for loans and securities.
	2013	2012	2011
	£m	£m	£m
Individually assessed	4,362	1,620	3,623
Collectively assessed	987	1,367	1,368
Latent loss	62	191	(214)
Loans and advances to customers	5,411	3,178	4,777
Loans and advances to banks	(6)	(1)	—
Securities	2	6	15
Charge to income statement	5,407	3,183	4,792

Charge as a % of gross loans (1)	3.0%	1.7%	3.7%

Note:

(1)    Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repurchase agreements.

	2013			2012			2011
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loan impairment losses
- customers	2,277	3,134	5,411	2,122	1,056	3,178	2,213	2,564	4,777
- banks	(6)	—	(6)	(1)	—	(1)	—	—	—
	2,271	3,134	5,405	2,121	1,056	3,177	2,213	2,564	4,777

Impairment losses on securities
- debt securities	2	—	2	(2)	—	(2)	—	—	—
- equity shares	—	—	—	3	5	8	—	15	15
	2	—	2	1	5	6	—	15	15

Charge to income statement	2,273	3,134	5,407	2,122	1,061	3,183	2,213	2,579	4,792

Market risk
117	Definition
117	Sources of risk
117	Governance structure
119	Traded market risk
127	Non-traded market risk

Financial review  Risk and balance sheet management

Market risk

Definition

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both.

Sources of risk

The NatWest Group is exposed to traded market risk through its trading activities and to non-traded market risk as a result of its banking activities. In many respects, it manages its traded and non-traded market risk exposures separately, as described in this section, largely in line with the regulatory definitions of the trading and non-trading books.

Traded market risk

The majority of the NatWest Group’s traded market risk exposure arises in Markets.

The NatWest Group is principally engaged in the purchase, sale and financing of US Treasury, US Agency, asset-backed, corporate debt, equity securities and the execution clearance of exchange traded futures and options on futures contracts. The NatWest Group transacts primarily with institutional counterparties and US government sponsored entities through its US trading subsidiary, RBS Securities Inc.

Over-the-counter transactions with standard terms are cleared through central counterparties, while complex transactions are settled directly with the counterparty. These range from commoditised transactions in derivative markets to trades tailored to meet specific customer requirements. Such transactions also give rise to counterparty credit risk, which the Group manages actively.

Non-traded market risk

The majority of the NatWest Group’s non-traded market risk exposure arises from retail and commercial banking activities in all divisions from assets and liabilities that are not classified as held-for-trading.

Non-traded market risk largely comprises non-traded interest rate risk (NTIRR) and non-traded foreign exchange risk, which are the most significant categories, and non-traded equity risk.

Interest rate risk

NTIRR arises from the provision to customers of a range of banking products that have differing interest rate characteristics. Therefore, when aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches in these characteristics can give rise to volatility in net interest income as interest rates rise and fall.

NTIRR comprises four primary risk factors: repricing risk, yield curve risk, basis risk and optionality risk. For more information, see page 127.

Foreign exchange risk

Non-traded foreign exchange risk exposures for the NatWest Group arise from two main sources:

•         the capital deployed in foreign subsidiaries, branches and associates and related currency funding where it differs from sterling (these exposures are known as structural foreign exchange exposures); and

•         customer transactions and profits and losses in a currency that are not conducted in the functional currency of the transacting operation.

Equity risk

Non-traded equity risk is the potential variation in income and reserves arising from changes in the values of non-trading book equity positions. Equity exposures arise through investments in fellow subsidiaries strategic acquisitions, venture capital investments and GRG restructuring arrangements.

Pension risk

The Group’s pension-related activities also give rise to market risk. Refer to pages 138 and 139 for more information.

Governance structure

For general information on risk governance in the RBS Group, and as such applicable to NatWest Group, refer to the Risk governance section on pages 17 to 22.

The RBS Group Chief Risk Officer (CRO) delegates responsibility for day-to-day control of market risk to the RBS Group’s traded and non-traded market risk functions. Responsibility for controlling market risk in divisions is delegated to divisional market risk functions, the heads of which are accountable to divisional CROs, who in turn are accountable to the RBS Group CRO.

Risk management

Frameworks and processes common to both traded and non-traded market risk management are described in this sub-section. Separate sub-sections on traded and non-traded market risk follow, which provide more detailed information specific to the management and measurement of these two risk types.

Risk appetite and limit framework*

Market risk appetite is the level of market risk that the Group accepts when pursuing its business objectives, taking into account both projected and stressed scenarios. The Group has a comprehensive structure and controls in place aimed at ensuring that this appetite is not exceeded.

The RBS Group’s qualitative market risk appetite is set out in policy statements. These define the governance, responsibilities, control framework and requirements for the identification, measurement, analysis, management and reporting of market risk arising from the RBS Group’s trading and non-trading activities. These policies are also cascaded, as appropriate, to the RBS Group’s legal entities, divisions and businesses to ensure there is a consistent control framework throughout.

*unaudited

Financial review  Risk and balance sheet management

Market risk continued

Risk appetite and limit framework* continued

RBS Group market risk limits that express its market risk appetite in quantitative terms for trading and non-trading activities are proposed by, respectively, the heads of traded and non-traded market risk. Once approved by the Executive Risk Forum (ERF), these limits establish a set of comprehensive boundaries within which business activities are conducted and monitored. The heads of traded and non-traded market risk cascade the RBS Group market risk limits down to the legal entities and divisions. The divisional market risk functions are responsible for cascading legal entity and divisional market risk limits to lower levels as appropriate.

The limit framework comprises not only RBS Group limits but also legal entity, divisional and lower level limits and aims to capture all material market risks arising from the RBS Group’s activities.

The limit framework at the RBS Group level comprises Value at Risk (VaR), Stressed Value at Risk (SVaR), sensitivity and stress limits (for more details on VaR and SVaR, see pages 120 to 123). The limit framework at the divisional, legal entity and lower levels also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments.

Limit breaches at the RBS Group level require escalation by the head of traded market risk or the head of non-traded market risk, as appropriate, to the ERF and the RBS Group CRO. Limit breaches at the divisional or legal entity level require escalation by the head of the relevant divisional market risk function to the head of traded market risk or the head of non-traded market risk, as appropriate.

Valuation and independent price verification

Traders are responsible for marking-to-market their trading book positions daily, ensuring that assets and liabilities in the trading book are measured at their fair value. Any profits or losses on the revaluation of positions are recognised daily.

Business unit controllers are responsible for ensuring that independent price verification processes are in place covering all trading book positions held by their business. Independent price verification is the key control over front office marking of positions.

For more information on valuation controls, refer to page 193. The validation of pricing models is discussed below.

Model validation

This sub-section discusses the independent model validation framework governing both pricing models and risk models (including Value-at-Risk).

The RBS Group uses a variety of models to manage and measure market risk, as described below. These models comprise pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both divisional units and RBS Group functions and are subject to independent review and sign-off.

The RBS Group has a dedicated independent model review and challenge function, Group Risk Analytics (GRA), which performs reviews of relevant models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

A new model is typically introduced when an existing model is no longer fit for purpose or a new product requires a new methodology or model to quantify the risk appropriately. Amendments are usually made when a weakness is identified during use of a model or following analysis either by the model developers in the divisions or by GRA.

GRA also reassesses the appropriateness of approved models following significant market or regulatory developments or portfolio changes. The mechanics of the review process are the same as those for new models.

Pricing models*

Pricing models are developed by a dedicated front office team, in conjunction with the trading desk. They are used for the valuation of positions for which prices are not directly observable and for the risk management of the portfolio.

Any pricing models that are used as the basis for valuing books and records are subject to approval and oversight by asset-level modelled product review committees.

These committees comprise representatives of the major stakeholders in the valuation process, trading, finance, market risk, model development and model review functions.

The review process comprises the following steps:

•         The committees prioritise models for GRA review, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, that is the valuation uncertainty arising from the choice of modelling assumptions.

•         GRA quantifies the model risk by comparing front office model outputs with those of alternative models independently developed by GRA.

•         The sensitivities derived from the pricing models are validated.

•         The conclusions of the review are used by Market Risk to inform risk limits and by Finance to inform model reserves.

*unaudited

Financial review  Risk and balance sheet management

Market risk continued

Model validation continued

Risk models*

All new risk models are subject to GRA review and sign-off.

All model changes are approved through model governance at the divisional level. Changes to existing models that have an impact on VaR exceeding 5% at legal entity level or 15% at a major business level are also subject to GRA review and sign-off as are all model changes that require regulator approval before implementation.

The traded market risk team in Markets also performs regular VaR model testing, which is discussed in more detail under Risk measurement – Value-at-Risk on page 120.

GRA’s independent review comprises some or all of the following steps, as appropriate:

•         Testing and challenging the logical and conceptual soundness of the methodology;

•         Testing the assumptions underlying the model, where feasible, against actual behaviour. In its validation report, GRA will opine on the reasonableness and stability of the assumptions and specify which assumptions, if any, should be routinely monitored in production;

•         Testing whether all key market risks have been sufficiently captured;

•         Re-applying the proposed approach to verify that the same outcome is achieved;

•         Comparing outputs with results from alternative methods;

•         Testing parameter selection and calibration;

•         Ensuring model outputs are sufficiently conservative in areas where there is significant model uncertainty;

•         Confirming the applicability of tests for accuracy and stability; recalculating and ensuring that results are robust; and

•         Ensuring appropriate sensitivity analysis has been performed and documented.

Based on the review and findings from GRA, an internal model governance committee with appropriate delegated authority considers whether a model can be approved for use and whether any conditions need to be imposed, including those relating to the remediation of material issues raised through the review process. Once approved through internal governance, the new or amended model is implemented. Models used for regulatory reporting may additionally require PRA approval before implementation.

GRA also reassesses the appropriateness of approved risk models annually.

Traded market risk

Risk management

Identification and assessment

Identification and assessment of traded market risk is achieved through gathering, analysing, monitoring and reporting market risk information by business line or at a consolidated level. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification of all material market risks.

This is complemented by the RBS Group’s New Product Risk Assessment process, which requires market risk teams to assess and quantify market risk associated with all proposed new products.

Reporting and monitoring

The RBS Group’s traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises the RBS Group’s market risk exposures against the limits set by the ERF is sent to the RBS Group CRO, divisional CROs and market risk managers across the divisions.

Divisional market risk functions also prepare daily risk reports that detail exposures against a more granular set of limits and triggers.

Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting.

Finally, a market risk update is included in the monthly risk management report sent to the RBS Group Board. The update covers the key risks and trends, together with a discussion of relevant issues and market topics.

Mitigation

To ensure approved limits are not breached and that the RBS Group remains within its risk appetite, triggers at RBS Group, legal entity and divisional levels have been set such that if exposures exceed a specified level, action plans are developed by the front office, market risk and finance.

Counterparty Exposure Management

Management of the over-the-counter derivative counterparty credit risk and funding risk is carried out by the Counterparty Exposure Management (CEM) desk in Markets. CEM actively manages risk exposures and concentrations on behalf of both Markets and Non-Core. The hedging transactions CEM enters into are booked in the trading book and therefore contribute to the Group’s market risk VaR exposure and capital.

*unaudited

Financial review  Risk and balance sheet management

Market risk continued

Risk measurement

The RBS Group uses a comprehensive and complementary set of methodologies and techniques to measure traded market risk that collectively ensure a complete approach to the measurement of material market risks.

The Group's main measurement methods are VaR and SVaR. Risks that are not adequately captured by these model methodologies are captured by the Risks Not in VaR (RNIV) framework to ensure that the RBS Group is adequately capitalised. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

These methods have been designed to capture correlation effects and facilitate an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Each of these methodologies and techniques is discussed in more detail below.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

For internal risk management purposes, the NatWest Group’s VaR assumes a time horizon of one trading day and a confidence level of 99%. The NatWest Group's VaR model is based on a historical simulation, utilising data from the previous 500 days on an equally weighted basis.

The internal traded VaR model captures all trading book positions including those approved by the regulator. For an explanation of the distinction between internal VaR and regulatory VaR, see page 124.

The internal VaR model captures the impact on the income statement of the following risk factors:

•         Interest rate risk, which arises from the impact of changes in interest rates and volatilities on cash instruments and derivatives. This includes interest rate tenor basis risk and cross-currency basis risk.

•         Credit spread risk, which arises from the impact of changes in the credit spreads of sovereign bonds, corporate bonds, securitised products and credit derivatives.

•         Currency risk, which arises from the impact of changes in currency rates and volatilities.

•         Equity risk, which arises from the impact of changes in equity prices, volatilities and dividend yields.

•         Commodity risk, which arises from the impact of changes in commodity prices and volatilities.

The risk factors presented above are sufficient to define the NatWest Group’s overall market risk exposures. In addition, the following risks, which are components of the above-mentioned risk factors, are also monitored by individual businesses to identify and address any material concentrations:

•         Basis risk, which is the risk that imperfect correlation between two instruments in a hedging strategy creates the potential for excess gains or losses, thus adding risk to the position;

•         Prepayment risk, which is the risk associated with early unscheduled return of principal on a fixed rate security; and

•         Inflation risk, which is the risk of a decrease in the value of instruments as a result of changes in inflation rates and associated volatilities.

VaR limitations*

Historical VaR and the NatWest Group’s implementation of this risk measurement methodology have a number of known limitations, as summarised below, and the disclosures should be interpreted in light of these. The NatWest Group’s approach is to supplement VaR with other risk metrics that address these limitations to ensure appropriate coverage of all material market risks.

•         Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the past. The NatWest Group model uses the previous two years of data; this period represents a balance between model responsiveness to recent shocks and risk factor data coverage.

*unaudited

Financial review  Risk and balance sheet management

Market risk continued

Risk measurement continued

•         The use of a 99% confidence level VaR statistic does not provide information about losses beyond this level, usually referred to as ‘tail’ risks. These risks are more appropriately assessed using measures such as Stressed VaR and stress testing.

•         The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day. This may not fully reflect market risk at times of severe illiquidity in the market when a one-day period may be insufficient to liquidate or hedge positions fully. Thus, the regulatory VaR that is used for modelled market risk capital uses a ten-day time horizon.

•         When the NatWest Group uses ten-day risk factor changes in the calculation of the regulatory VaR, the ten-day periods overlap, which can introduce an autocorrelation bias in the 99% confidence level VaR statistic. The analysis performed has shown the bias to be small and acceptable for a ten-day period.

•         The NatWest Group computes the VaR of trading positions at the close of business. Positions may change substantially during the course of the trading day and so intra-day price volatility and trading may not be captured by the model.

•         The data used in the model are collected from global sources. For some sources, local end-of-day, rather than London end-of-day, data may be used. This timing mismatch is more material for 1-day return periods than for 10-day periods (which are used for capitalisation purposes) as the overlaps are inherently smaller across shorter periods. When deciding whether or not to use local end-of-day timing, the internal model review committee balances the principle of aligning the treatment of positions and their associated hedges against the goal of using London end-of-day timing consistently.

•         Risk factors relevant to a specific portfolio may be omitted, due to a lack of reliable data, or the use of proxy risk factors, for example. The RBS Group has developed the RNIV framework to address these issues.

1-day 99% traded internal VaR table

The table below analyses the internal VaR for the NatWest Group’s trading portfolios, segregated by type of market risk exposure.

	2013				2012				2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	9.9	8.0	21.3	4.4	16.2	11.0	26.5	7.0	23.5	20.8	34.4	13.5
Credit spread	15.9	9.9	24.9	8.4	19.0	23.4	28.7	10.3	31.1	26.8	51.6	18.7
Currency	0.2	0.2	0.3	0.1	0.2	0.2	0.8	0.1	0.2	0.2	1.7	0.1
Equity	0.9	0.8	4.6	0.5	0.7	0.9	1.8	0.1	0.9	0.2	3.2	0.1
Commodity			0.3				0.1				0.1
Diversification (1)		(6.1)				(14.6)				(15.7)
Total	17.9	12.8	26.6	9.3	20.5	20.9	34.8	12.8	35.6	32.3	62.2	20.3

Note:

(1)    The NatWest Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•         The NatWest Group’s period end and average interest rate VaR declined in 2013 compared with 2012, primarily driven by de-risking of exposures during the year.

•         Period end and average credit spread VaR also declined, primarily driven by a reduction in the asset-backed securities inventory.

*unaudited

Financial review  Risk and balance sheet management

Market risk continued

VaR validation*

In addition to the independent VaR model reviews carried out by GRA (discussed on pages 118 and 119), a dedicated model-testing team within Market Risk works with the risk managers to:

•         Test the accuracy of the valuation methods used in the VaR model on appropriately chosen test portfolios and trades.

•         Apply in-house models to perform advanced internal back-testing to complement the regulatory back-testing.

•         Ensure that tests capture the effect of using external data proxies where these are used.

•         Identify risks not adequately captured in VaR, and ensure that such risks are addressed via the RNIV framework (refer to page 123).

•         Identify any model weaknesses or scope limitations and their impact.

•         Identify and give early warning of any market or portfolio weakness that may become significant.

As well as being an important market risk measurement and control tool, the VaR model is also used to determine a significant component of the market risk capital requirement (refer to page 125 for more information on calculation of capital requirements). Therefore, it is subject to not only ongoing internal review and validation but also regulator-prescribed back-testing.

VaR back-testing*

The main approach employed to assess the ongoing model performance is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

There are two types of profit and loss (P&L) used in back-testing comparisons: Clean P&L and Hypothetical (Hypo) P&L.

The Clean P&L figure for a particular business day is the firm’s actual P&L for that day in respect of the trading activities within the scope of the firm’s regulatory VaR model, adjusted by stripping out:

•         Fees and commissions;

•         Brokerage;

•         Additions to, and releases from, reserves that are not directly related to market risk; and

•         Any Day 1 P&L exceeding an amount of £500,000 (per transaction).

The Hypo P&L reflects the firm’s Clean P&L excluding any intra-day activities.

A portfolio is said to produce a back-testing exception when the Clean or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. The Group monitors both Clean and Hypo back-testing exceptions for legal entities within the Group.

Regulatory back-testing is performed and reported on a daily basis for legal entities and major business portfolios. Divisional market risk teams also perform back-testing at the lower levels as part of the internal ongoing VaR model validation.

The back-testing described above primarily applies to Markets and Non-Core models, which are approved by the regulators. However, where appropriate, back-testing is also performed for other portfolios that are not subject to regulatory approval.

The table below shows regulatory back-testing exceptions for a period of 250 days for 1-day 99% traded regulatory VaR vs. Clean and Hypo P&L for the legal entities approved by the PRA.

Description	Back-testing exceptions		Model
	Clean	Hypo	Status
National Westminster Bank Plc	1	1	Green
RBS Securities Inc	—	—	Green
RBS Financial Products Inc	—	—	Green

Key points

•         Statistically NatWest Group would expect to see back-testing exceptions 1% of the time over a one-year period. From a capital requirement perspective, the PRA categorises a firm’s VaR model as green, amber or red. A green model status is consistent with a satisfactory VaR model and is achieved for models that have four or fewer exceptions in a continuous 12-month period. NatWest has maintained a green status for its regulated legal entities and hence has considered that no action is required to rectify or adapt its VaR models.

•         The exception at the NatWest Bank Plc level was mainly driven by a large move in inflation following an Office of National Statistics announcement in January that it would not be changing the RPI calculation.

*unaudited

Financial review  Risk and balance sheet management

Market risk continued

Stressed VaR (SVaR)*

As with VaR, the SVaR technique produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

The risk system simulates 99% VaR on the current portfolio for each 260-day period from 1 January 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. For the purposes of both internal risk management and regulatory SVaR calculation, a time horizon of ten trading days is assumed with a confidence level of 99%.

Risks not in VaR (RNIVs)*

The RNIV approach is used for market risks that fall within the scope of VaR and SVaR but that are insufficiently captured by the model methodology, for example due to a lack of suitable historical data. The RNIV framework has been developed to quantify these market risks and to ensure that the RBS Group holds adequate capital.

The need for an RNIV is typically identified in one of the following two circumstances: (i) as part of the New Product Risk Assessment process, when a risk manager assesses that the associated risk is not adequately captured by the VaR model; or (ii) as a result of a recommendation made by GRA or the model validation team when reviewing the VaR model.

The RNIVs provide a capital estimate of risks not captured in the VaR model and are regularly reported and discussed with senior management and the regulator. The methodology used in the RNIV calculation is internally reviewed by the model-testing team. Where appropriate, risk managers set sensitivity limits to control specific risk factors giving rise to the RNIV. RNIVs form an integral part of the Group’s ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR. Since the introduction of the RNIV framework, the RBS Group has made significant progress in transitioning RNIVs into the VaR model.

The RBS Group adopts two approaches for the quantification of RNIVs:

•         A standalone VaR approach. Under this approach, two values are calculated: (i) the VaR RNIV; and (ii) the SVaR RNIV.

•         A stress-scenario approach. Under this approach, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number - the stressed RNIV value.

In 2013, for each legal entity covered by the PRA VaR model waiver, RNIVs above a regulatory defined threshold were aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stressed RNIV. In each of these categories, potential diversification benefits between RNIVs are ignored.

Stress testing*

The RBS Group undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of the RBS Group’s trading and available-for-sale portfolios.

The RBS Group conducts scenario-based sensitivity analysis and historical, macroeconomic and bottom-up stress testing.

Scenario-based sensitivity analysis measures the sensitivity of the current portfolio to defined movements in market risk factors. These risk factor movements and the resulting valuation changes are typically smaller than those considered in other stress tests.

Historical stress testing is a measure that is used for internal management. Using a similar technical framework to VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology simulates the impact of the worst loss that would be incurred by historical risk factor movements over the period, assuming a holding period specific to the risk factors and the businesses. At present, a holding period of 60 business days is applied for credit risk factors (including in the case of ABS) and for the AFS portfolios that are held by Markets Treasury and generally a period of 10 business days for other risk factors. The RBS Group reviews the holding periods annually and is considering introducing greater distinction between the liquidity assumptions associated with each risk factor.

The main strength of this methodology is that it is founded on objective data and the potential loss is directly informed by real-life examples. As with all historically based methodologies, an obvious limitation is that the approach it is not forward-looking. However, this weakness is materially addressed by the other stress testing approaches that constitute the RBS stress testing framework.

Historical stress tests form part of the RBS Group market risk limit framework and their results are reported daily to senior management.

Macroeconomic stress tests are carried out periodically as part of the RBS Group-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the RBS Group Board. The cross-risk capital planning process is conducted twice a year, in April/May and October/November, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios such as the PRA Anchor and Fed Stress comprehensive capital assessment review (CCAR) and macroeconomic scenarios identified by the firm such as a Euro Break-Up and the US Fiscal Cliff.

Bottom-up stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, forward-looking, macroeconomic or hypothetical. Bottom-up stress testing is used for internal management information and is not subject to limits. However, relevant scenarios are reported to senior management.

*unaudited

Financial review  Risk and balance sheet management

Market risk continued

Economic capital

A market risk economic capital framework was developed by the RBS Group in 2013 and will be introduced in its internal reporting during 2014.

The associated models calculate the market and default risk in the trading book. The results are annualised to be consistent with the other RBS Group economic capital models to permit consolidation of all risk types as part of the RBS Group-wide economic capital programme.

Other risk measures

In addition to SVaR and stress tests, the RBS Group uses a range of other risk measures to complement VaR. These measures often represent local (small-amplitude) risk calculations which provide valuable additional controls, often at individual desk or business unit level. They mainly include, but are not limited to, sensitivity and position-based risk measures.

Sensitivity measures refer to the changes in deal or portfolio value that result from small changes in market parameters that are subject to the RBS Group market risk limit framework.

Position-based measures are also used and are stated in terms that relate directly to the business activity they are applied to. Examples of such measures include the aggregate open foreign exchange position or the long, short and net amount of security or currency held and aged inventory in trading books.

Regulatory capital*

Regulatory treatment

The market risks subject to capital requirements under Pillar 1 are primarily interest rate, credit spread and equity risks in the trading book and foreign exchange and commodity risks in both the trading and non-trading books. Interest rate and equity risks are split between general and specific risks. General risks represent market risks due to a move in a market as a whole, such as a main index or yield curve, while specific risks represent market risks arising from events particular to an underlying issuer.

Firms can choose from two broad methodologies to calculate their market risk capital charge: (i) the standard rules, whereby regulator-prescribed rules must be applied, and (ii) the internal model approach, where, subject to regulatory approval, a model such as VaR is used to calculate the capital charge.

The NatWest Group uses both methods, with the internal model approach being used to calculate about 84% of its capital charge.

VaR and SVaR capture general and specific risks but not risks arising from the impact of defaults and rating changes associated with traded credit products and their derivatives. For these risks, three product-dependent approaches are used:

•         The Incremental Risk Charge (IRC) model captures risks arising from defaults and rating changes risks for the more liquid traded credit instruments and their derivatives.

•         The All Price Risk (APR) model covers the generally lower-liquidity correlation trades and their liquid hedges (such as first-to-default basket trades).

•         Securitisation and re-securitisation risks in the trading book are treated with the non-trading book standardised capitalisation approach.

RWAs by regulatory approach*

The NatWest Group’s market risk RWAs of £7.0 billion and minimum capital requirement of £562 million are analysed below by regulatory approach.

Regulatory VaR*

The NatWest Group’s VaR model has been approved by the PRA to calculate its regulatory market risk capital requirement for the trading book for those legal entities under its jurisdiction. These legal entities are National Westminster Bank Plc, RBS Securities Inc and RBS Financial Products Inc.

While internal VaR provides a measure of the economic risk, regulatory VaR is one of the measures of regulatory capital by legal entity.

The calculation of regulatory VaR differs from that of the internal VaR as it takes into account only regulator-approved products, locations and legal entities and it is based on a ten-day, rather than a one-day, holding period for market risk capital calculations.

The PRA approval covers general market risk in interest rate, foreign exchange, equity and commodity products and specific market risk in interest rate and equity products.

*unaudited

Financial review  Risk and balance sheet management

Market risk continued

VaR back-testing*

For the NatWest Group’s trading book, a green model status was maintained throughout 2013. For details of back-testing results for regulatory VaR, refer to the table on page 122.

Regulatory SVaR*

The NatWest Group’s SVaR model has also been approved by the PRA for use in the capital requirement calculation. The regulatory SVaR differs from internal SVaR as it covers only regulator-approved products, locations and legal entities.

Risks not in VaR (RNIVs)*

As discussed earlier, the RBS Group has an established RNIV framework that ensures that the risks not captured in VaR are adequately covered by its capital.

The RNIV framework does not include tail event risks; these risks are covered indirectly by the regulatory multiplier applied to VaR and directly by relevant charges, e.g. IRC discussed below.

Incremental risk charge (IRC)*

The IRC model aims to quantify the impact of defaults and rating changes on the market value of bonds, credit derivatives and other related positions held in the trading book. It also captures basis risks between different instruments, different product maturities and different but related reference entities. Like the internal ratings-based approach for credit risk, it is calculated over a one-year holding period at a 99.9% confidence level.

The multivariate behaviour of positions is modelled via the relevant reference entities using a single-factor model (Gaussian Copula), which allows a more efficient calculation of the charge using numerical integration.

The model is mainly driven by three-month transition, default and correlation parameters. The portfolio impact of correlated defaults and rating changes is assessed with reference to the resulting change in the market value of positions, which is determined using stressed recovery rates and modelled credit spread changes. Individual instrument revaluation vectors are used to capture non-linear behaviour.

The model has different parameters for sovereign and corporate exposures. The model reflects the overall liquidity of each position referencing an entity, arising from product type, product maturity and product concentration characteristics.

A constant level of risk is assumed and achieved by replacing positions that default or migrate in one period with equivalent positions.

Market risk capital*
Minimum capital requirements
The following table analyses the market risk minimum capital requirement, calculated in accordance with Basel 2.5.

	2013	2012
	£m	£m
Interest rate position risk requirement	23	39
Equity position risk requirement	—	1
Commodity position risk requirement	2	2
Foreign currency position risk requirement	32	10
Specific interest rate risk of securitisation positions	35	54
Total (standard method)	92	106
Pillar 1 model based position risk requirement	470	724
Total position risk requirement	562	830

*unaudited

Financial review  Risk and balance sheet management

The following table analyses the principal contributors to the Pillar 1 model based position risk requirement presented in the previous table.

	2013
	Average (1)	Maximum (1)	Minimum (1)	Period end	2012
	£m	£m	£m	£m	£m
Value-at-risk (VaR) (1)	101	147	70	70	120
Stressed VaR (SVaR)	236	271	201	229	289
Incremental risk charge (IRC)	116	135	98	108	131
RNIV	107	155	54	63	184

Notes:

(1)    The average, maximum and minimum positions are based on the monthly Pillar 1 model based capital requirements.

(2)    All items are expressed in capital requirement terms.

Key points

•         The NatWest Group’s total market risk minimum capital requirement fell in 2013, largely driven by the Pillar 1 model-based contributors (primarily VaR, SVaR and RNIV). The standard method requirement also fell, driven by the interest rate position risk requirement and the specific interest rate risk of securitisation positions.

•         The interest rate position risk requirement declined primarily due to position reductions and disposals as part of efforts to reduce RWAs ahead of the CRD IV implementation.

•         The foreign currency position risk requirement increased, reflecting accelerated impairments on euro denominated assets in RBS Capital Resolution (RCR).

•         Specific interest rate risk of securitisation positions: This charge decreased due to the disposal of assets, primarily in the AAA and BB rating categories, during the year.

•         The decline in the VaR and SVaR based charges was driven by overall de-risking.

•         The IRC contribution to the Pillar 1 model based position risk requirement was broadly unchanged.

•         The decrease in the RNIV charge was driven by an improvement in the VaR model for asset-backed products and a reduction in RBSSI’s asset-backed product exposures.

Financial review  Risk and balance sheet management

Market risk continued

Non-traded market risk

Risk management

Non-traded market risk positions are reported on a regular basis to divisional Asset and Liability Management Committees (ALCOs) and monthly to the RBS Group Balance Sheet Management Committee (BSMCo), the RBS Group Asset and Liability Committee (GALCO) and the RBS Group Board, with the exception of equity positions, which are reported quarterly to GALCO.

Interest rate risk

Non-traded interest rate risk (NTIRR) factors are grouped into the following categories:

•         Repricing risk, which arises when asset and liability positions either mature (in the case of fixed-rate positions) or their interest rates reset (in the case of floating-rate positions) at different dates. These mismatches may give rise to net interest income and economic value volatility as interest rates vary.

•         Yield curve risk, which arises from unanticipated changes in the shape of the yield curve, such that rates at different maturity points may move differently. Such movements may give rise to interest income and economic value volatility.

•         The two risk factors above incorporate the duration risk arising from the reinvestment of maturing swaps hedging the RBS Group’s net free reserves (or net exposure to equity and other low fixed-rate or non-interest-bearing liability balances including, but not limited to, current accounts).

•         Basis risk, which arises when related instruments with the same tenor are valued using different reference yield curves. Changes in the spread between the different reference curves can result in unexpected changes in the valuation of or income difference between assets, liabilities or derivative instruments. This occurs, for example, in the Group's retail and commercial portfolios, when products valued on the basis of the Bank of England base rate are funded with LIBOR-linked instruments.

•         Optionality risk, which arises when customers have the right to terminate, prepay or otherwise alter a transaction without penalty, resulting in a change in the timing or magnitude of the cash flows of an asset, liability or off-balance sheet instrument.

Due to the long-term nature of many non-trading book portfolios and their varied interest rate repricing characteristics and maturities, it is likely that net interest income will vary from period to period, even if interest rates remain the same. New business originated in any period will alter the interest rate sensitivity of the RBS Group if the resulting portfolio differs from portfolios originated in prior periods, depending on the extent to which exposure has been hedged.

The RBS Group’s policy is to manage the interest rate sensitivity within risk limits that are approved by the ERF and endorsed by GALCO before being cascaded to divisions through divisional ALCOs. These include, in particular, interest rate sensitivity and VaR limits.

In order to manage exposures within these limits, the RBS Group aggregates its interest rate positions and hedges them externally using cash and derivatives - primarily interest rate swaps.

This task is primarily carried out by RBS Group Treasury, to which all divisions except US Retail & Commercial and Markets transfer most of their NTIRR. On a monthly basis, the RBS Group’s main exposures and limit utilisations are reported to the BSMCo, GALCO and the RBS Group Board.

Foreign exchange risk

The RBS Group’s only material non-traded open currency positions are the structural foreign exchange exposures arising from its investments in foreign subsidiaries and associates and their related currency funding. These exposures are assessed and managed by RBS Group Treasury under delegated authority from GALCO. RBS Group Treasury seeks to limit the potential volatility impact on the Group’s Core Tier 1 ratio from exchange rate movements to pre-defined risk appetite levels set by GALCO. The sensitivity of the RBS Group’s Core Tier 1 capital to exchange rates is updated and reported to GALCO quarterly.

Foreign exchange exposures arising from customer transactions or profit and losses are sold down by divisions and businesses on a regular basis in line with RBS Group policy.

Financial review  Risk and balance sheet management

Market risk: Non-traded market risk continued

Risk measurement

Interest rate risk

NTIRR can be measured from either an economic value-based or earnings-based perspective (or both). Value-based approaches measure the change in value of the balance sheet assets and liabilities over a longer timeframe, including all cash flows. Earnings-based approaches measure the potential short-term (generally one year) impact on the income statement of charges in interest rates.

The RBS Group uses both approaches to quantify its interest rate risk: VaR as its value-based approach and sensitivity of net interest income (NII) as its earnings-based approach.

These two approaches provide different yet complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the NII sensitivity approach incorporate business assumptions and simulated modifications in customer behaviour as interest rates change. In contrast, the VaR approach assumes static underlying positions and therefore does not provide a dynamic measurement of interest rate risk.

In addition, while the NII sensitivity calculations are measured to a 12-month horizon and thus provide a shorter-term view of the risks on the balance sheet, the VaR approach can identify risks not captured in the sensitivity analysis, in particular the impact of duration and repricing risk on earnings beyond 12 months.

NII sensitivity is calculated and monitored at RBS Group level.

Value-at-risk

The RBS Group’s standard VaR metrics - which assume a time horizon of one trading day and a confidence level of 99% - are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations over the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

The table below shows the NTIRR VaR for the NatWest Group’s retail and commercial banking activities at a 99% confidence level.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
2013	103	124	124	80
2012	124	102	144	85
2011	71	112	112	32

Key points

•         Average VaR was lower in 2013 than in 2012, mainly due to a reduction in net free reserves.

•         The average VaR for the NatWest Group at £103 million was significantly higher than that for the RBS Group. This is largely because economic hedging of certain interest rate risk in different legal entities is achieved at RBS Group level only.

Financial review  Risk and balance sheet management

Market risk: Non-traded market risk continued
Foreign exchange risk
The table below shows the NatWest Group's structural foreign currency exposures
	Net investments	Net
	in foreign	investment	Structural foreign
	operations	hedges	currency exposures
2013	£m	£m	£m
US dollar	3,932	(538)	3,394
Euro	4,227	—	4,227
Swiss franc	1,068	—	1,068
Other non-sterling	—	—	—
	9,227	(538)	8,689

2012
US dollar	4,037	(793)	3,244
Euro	6,988	—	6,988
Swiss franc	1,122	—	1,122
Other non-sterling	10	(10)	—
	12,157	(803)	11,354

2011
US dollar	3,699	(576)	3,123
Euro	5,910	(101)	5,809
Swiss franc	1,108	—	1,108
Other non-sterling	11	(11)	—
	10,728	(688)	10,040

Key points

•         The NatWest Group's structural foreign currency exposure at 31 December 2013 was £8.7 billion, a decrease of £2.7 billion on 2012, primarily as a result of increased impairment provisions in Ulster Bank Group.

•         Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a movement of £434 million in equity.

Regulatory capital

The RBS Group holds capital for two types of non-traded market risk exposures: NTIRR and non-trading book foreign exchange.

Capital for the RBS Group’s NTIRR is captured under the Pillar 2A process. This is calculated by considering the potential impact on the economic value of the RBS Group over a one year horizon. The four main sources of NTIRR - repricing, yield curve, basis and optionality risks - are captured in the calculation. NTIRR capital requirements are allocated to the RBS Group’s legal entities on the basis of their relative contribution to the consolidated exposure.

Pillar 1 capital must be held for non-trading book foreign exchange exposures, as outlined under BIPRU 7.5.3. The Group does not hold capital for its structural foreign exchange exposures as these are excluded from the calculations as outlined under BIPRU 7.5.4.

The Group’s non-traded equity risk is captured in credit risk RWAs.

The RBS Group’s capital calculations under ICAAP are also used for economic capital purposes.

Financial review  Risk and balance sheet management

Country risk
131	Definition
131	Sources of risk
131	Governance
131	Risk management
132	Risk measurement
132	Risk mitigation
132	Basis of reporting
132	Definitions
133	Country exposure

Financial review  Risk and balance sheet management

Country risk

Definition

Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. For other types of concentration risks such as product, sector or single name concentration, refer to the Credit risk section.

Sources of risk

Country risk has the potential to affect all parts of the NatWest Group’s portfolio across wholesale and retail activities that are directly or indirectly linked to the country in question.

It arises from possible economic or political events in each country to which the NatWest Group has exposure, and from unfavourable conditions affecting daily operations in a country.

Country events may include a sovereign default, political conflict, banking crisis or deep and prolonged recession leading to possible counterparty defaults. Transfer or convertibility restrictions imposed by a country’s government to stem the loss of foreign currency reserves may temporarily prevent counterparties from meeting their payment obligations. Major currency depreciation may also affect a customer’s income or debt burden, leading to default.

Unfavourable operating conditions may include the risk that a weak or creditor unfriendly legal system within a country makes it difficult for the NatWest Group to recover its claims in the event of customer default. An unreliable or unstable political system may lead to sudden compliance or reputational issues for the NatWest Group, or even expropriation without proper compensation.

Governance*

All country exposures in NatWest Group are covered by RBS Group’s country risk framework.

The RBS Group’s country risk framework is set by the RBS Group Executive Risk Forum (ERF). This body delegates authority to the RBS Group Country Risk Committee (GCRC) to decide on country risk matters, including risk appetite, risk management strategy and framework, risk exposure and policy, as well as sovereign ratings, sovereign loss given default rates and country Watchlist colours. The GCRC, which is chaired by the Head of Global Country Risk (GCoR) and includes representatives of divisions with country risk exposures, can escalate issues when necessary to the ERF.

For further information on governance, refer to the Risk governance section on page 17.

Risk management*

Risk appetite setting

RBS Group country risk appetite was re-set for all countries based on the enhanced country risk appetite framework, introduced in late 2012. This framework has “top-down” and “bottom-up” components.

The “top-down” component is guided by the RBS Group’s global risk appetite; each country’s internal sovereign rating and its strategic importance to the RBS Group; the composition of the RBS Group’s portfolio, as defined by tenors and clients; the funding profile and an assessment of the potential for losses arising from possible key country risk events. This component provides a clear structure for the consideration of downside scenarios, the identification of countries that pose material concentration risks to the Group, as well as possible management actions.

“Bottom-up” analysis includes risk/return performance together with reputational and regulatory risk.

Countries Watchlisted Amber (refer to Risk monitoring, reporting and control below) are monitored closely. Appetite for countries Watchlisted Red is limited to short-term business in areas such as trade finance and derivatives, unless the country is deemed a strategic priority country.

The actual country limits and medium-term sub-limits, with allocations to each division, are set by the GCRC (or the ERF above certain benchmark levels). The divisions manage their exposures within their country limit allocations. Divisions may agree re-allocations between themselves, and may further assign sub-allocations to business units or product groups in the division.

RBS Group country limits are set for almost all countries. The UK (and related European special territories of Guernsey, Jersey, the Isle of Man and Gibraltar) is an exception, given its home country status. The US is the other exception because of the specific local risk management structure, the size of the local portfolio and corresponding role in RBS Group-wide risk management, together with the country's strong ratings.

Risk monitoring, reporting and control

GCoR monitors and reports on RBS Group-level exposures to all countries, and follows up with the divisions in the event of RBS Group-level or divisional limit excesses. GCoR has delegated authority up to specified levels to decide on country limit increases and any such decision must be reported to the GCRC. Persistent excesses are escalated to the GCRC.

*unaudited

Financial review  Risk and balance sheet management

Country risk continued

A country risk Watchlist process identifies emerging issues and facilitates the development of mitigation strategies. Coverage of the country Watchlist process was extended in 2013 to include all countries to which the RBS Group has exposure.

A monthly report that summarises and discusses the RBS Group’s key country risks and trends is produced for the RBS Group Board.

Detailed portfolio reviews are conducted to ensure that country portfolio compositions remain aligned with the RBS Group’s country risk appetite, in light of economic and political developments.

Changes in sovereign ratings or country Watchlist status trigger review of appetite and are referred to GCRC for discussion.

Risk measurement*

In this section, country exposure includes wholesale and retail on-balance sheet exposure (drawn amounts under lending facilities, mark-to-market derivatives positions and issuer-risk debt securities positions in the banking book and trading book) together with off-balance sheet exposure (contingent obligations and undrawn commitments).

The scope of this country exposure concept is broader than the scope of the credit risk assets concept used in the Credit risk section, as the latter does not include debt securities or securities financing transactions.

Risk mitigation*

Part of RBS Group’s exposure is mitigated by guarantors or insurers (including export credit agencies), credit default swap (CDS) protection providers, or cash or non-cash collateral (such as commercial or residential real estate) in third countries, which will not be directly affected by a country event in the obligor’s country. For further details on credit mitigation instruments, refer to the Credit risk section.

Basis of reporting

The tables in this section show NatWest Group’s exposure at 31 December 2013, 2012 and 2011. The numbers are reported by country of operation of the obligor, except exposures to governments and individuals which are shown by country of residence.

The country of operation is the country where the main operating assets of a legal entity are held, or where its main cash flows are generated, taking account of the entity’s dependency on subsidiaries' activities. Previously, exposures in this section were reported by country of incorporation. The new basis provides a better reflection of the country risks taken by NatWest Group and is more in line with internal risk management. Prior year information has been revised.

Countries shown are those which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2013, where NatWest Group’s balance sheet exposure (as defined in this section) to counterparties operating (or individuals residing) in them exceeded £0.5 billion. Also included are selected eurozone countries.

The exposures are stated before taking into account risk mitigants such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events. The tables do separately show NatWest Group’s CDS positions, as NatWest Group may be either a net buyer or a net seller of protection. The CDS positions for 2013 and 2012 are by country of operation, those for 2011 are by country of incorporation.

Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective.

Definitions

Lending - Comprises gross loans and advances, including cash balances and risk elements in lending (REIL - refer to page 296 for definition).

Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported in AFS reserves, which are presented gross of tax.

Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements in line with the corresponding regulatory capital models, but before the effect of collateral.

Securities financing transactions (SFT) (net) - Comprise the mtm value of the cash and securities that are due to the Group at a future date under repurchase agreements, reverse repurchase agreements, stock borrowing, stock lending and equity financing transactions, after the effect of collateral intrinsic to the transaction and legally enforceable netting agreements. Counterparty netting is applied as per the corresponding regulatory capital approach. Additional collateral called to offset mtm positions (variation margin) is not included.

Balance sheet - Comprises lending, debt securities, derivatives (net) and SFT (net) exposures, as defined above.

Off-balance sheet - Comprises letters of credit, guarantees, other contingent obligations and legally committed undrawn facilities.

Total - Comprises balance sheet and off-balance sheet exposure, as defined above.

Government - Comprises central, regional and local government.

Eurozone periphery -  Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

*unaudited

Financial review  Risk and balance sheet management

Country risk continued
Country exposure
Summary															Total
	Lending								Debt securities					Off-
	Govt	Central	Other	Other	Corporate	Personal	Total	Of which	AFS	HFT	Net		Balance	balance
		banks	banks	FI			lending	Non-Core	and LAR	(net)	Derivatives	SFT	sheet	sheet
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Republic of Ireland	39	116	1	184	16,810	17,645	34,795	9,019	—	—	215	—	35,010	1,779	36,789
Spain	—	—	1	—	15	37	53	—	—	(1)	—	—	52	46	98
Greece	—	—	—	1	36	12	49	30	—	—	—	—	49	7	56
Italy	—	—	—	—	3	20	23	—	—	—	—	—	23	16	39
Cyprus	—	—	—	—	12	6	18	—	—	—	—	—	18	12	30
Portugal	—	—	—	—	1	4	5	—	—	—	—	—	5	6	11
Eurozone periphery	39	116	2	185	16,877	17,724	34,943	9,049	—	(1)	215	—	35,157	1,866	37,023

Germany	—	165	191	2	214	76	648	—	8	2	2	22	682	45	727
France	—	—	233	8	132	57	430	12	3	9	19	—	461	81	542
Netherlands	—	—	94	1	121	17	233	45	15	13	1	—	262	45	307
Luxembourg	—	—	95	—	9	2	106	—	—	—	—	27	133	29	162
Belgium	—	—	104	—	3	16	123	—	—	—	—	—	123	8	131
Other	—	—	10	—	7	15	32	—	17	—	—	62	111	7	118
Total eurozone	39	281	729	196	17,363	17,907	36,515	9,106	43	23	237	111	36,929	2,081	39,010

Other
Brazil	—	—	716	—	—	2	718	—	—	—	—	—	718	2	720

2012
Eurozone
Republic of Ireland	42	67	74	185	17,368	17,868	35,604	9,164	—	—	337	2	35,943	1,754	37,697
Spain	—	—	1	49	45	45	140	25	—	—	—	—	140	46	186
Greece	—	—	—	1	34	10	45	30	—	—	—	—	45	7	52
Italy	—	—	13	—	3	17	33	—	—	—	—	—	33	23	56
Cyprus	—	—	—	—	5	10	15	—	—	—	—	—	15	9	24
Portugal	—	—	—	—	1	4	5	—	—	—	—	—	5	8	13
Eurozone periphery	42	67	88	235	17,456	17,954	35,842	9,219	—	—	337	2	36,181	1,847	38,028

Germany	—	—	150	3	53	68	274	1	—	—	2	6	282	39	321
France	—	—	261	9	66	47	383	11	—	9	14	—	406	77	483
Netherlands	—	—	69	3	39	21	132	20	13	21	3	—	169	125	294
Luxembourg	—	—	136	—	47	2	185	—	7	(10)	—	32	214	25	239
Belgium	—	—	96	—	3	17	116	—	—	—	—	—	116	12	128
Other	—	—	1	—	52	11	64	—	—	—	1	—	65	19	84
Total eurozone	42	67	801	250	17,716	18,120	36,996	9,251	20	20	357	40	37,433	2,144	39,577

Other
Brazil	—	—	530	—	—	2	532	—	4	—	—	—	536	2	538

Financial review  Risk and balance sheet management

Country risk: Country exposure continued
Summary continued															Total
	Lending								Debt securities					Off-
	Govt	Central	Other	Other	Corporate	Personal	Total	Of which	AFS	HFT	Net		Balance	balance
		banks	banks	FI			lending	Non-Core	and LAR	(net)	Derivatives	SFT	sheet	sheet
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Eurozone
Republic of Ireland	45	1,460	107	203	18,172	18,817	38,804	9,448	—	1	355	—	39,160	1,803	40,963
Spain	—	—	37	50	105	25	217	27	8	20	—	—	245	52	297
Greece	—	—	—	31	—	7	38	31	—	—	—	—	38	7	45
Italy	—	—	24	—	27	12	63	8	8	11	—	—	82	11	93
Cyprus	—	—	—	2	9	5	16	—	—	—	—	—	16	8	24
Portugal	—	—	—	—	2	2	4	1	—	—	—	—	4	11	15
Eurozone	45	1,460	168	286	18,315	18,868	39,142	9,515	16	32	355	—	39,545	1,892	41,437
periphery

Germany	—	1	235	26	272	59	593	4	63	(9)	5	(12)	640	40	680
France	—	3	309	—	67	33	412	11	56	19	10	(1)	496	81	577
Netherlands	—	—	233	12	57	9	311	26	24	60	3	1	399	113	512
Luxembourg	—	—	131	1	258	—	390	145	8	7	72	—	477	6	483
Belgium	—	—	108	—	32	11	151	25	10	—	—	—	161	10	171
Other	—	—	10	—	69	7	86	—	3	1	—	—	90	11	101
Total	45	1,464	1,194	325	19,070	18,987	41,085	9,726	180	110	445	(12)	41,808	2,153	43,961
eurozone

Other
Brazil	—	—	570	—	—	1	571	—	9	—	—	—	580	2	582

Key points*

•         During 2013, the US dollar depreciated by 2.3% against sterling, whereas the euro appreciated by 2.2%, impacting exposures.

•         Total eurozone - balance sheet exposure declined by £0.5 billion or 1% to £36.9 billion. This was mainly caused by reductions in Ireland, which is covered in more detail on page 135 and was partly offset by increases in Germany.

•         Germany - Balance sheet exposure increased to £0.7 billion at 31 December 2013 from £0.3 billion as a result of a rise in lending exposures to German corporates and financial institutions.

•         Brazil - Balance sheet exposure increased to £0.7 billion at 31 December 2013 from £0.5 billion as a result of a rise in lending to Brazilian banks.

*unaudited

Financial review  Risk and balance sheet management

Country risk: Country exposure continued
Ireland
	Lending	REIL	Provisions		Net			Off-
				Total debt			Balance	balance
				securities	Derivatives	SFT	sheet	sheet	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government	39	—	—	—	—	—	39	2	41
Central bank	116	—	—	—	—	—	116	—	116
Other banks	1	—	—	—	—	—	1	—	1
Other FI	184	—	—	—	32	—	216	29	245
Corporate	16,810	11,054	8,802	—	183	—	16,993	1,244	18,237
Personal	17,645	3,268	1,817	—	—	—	17,645	504	18,149
	34,795	14,322	10,619	—	215	—	35,010	1,779	36,789

2012
Government	42	—	—	—	—	—	42	2	44
Central bank	67	—	—	—	—	—	67	—	67
Other banks	74	—	—	—	—	—	74	—	74
Other FI	185	—	—	—	45	2	232	29	261
Corporate	17,368	10,958	6,146	—	291	—	17,659	1,215	18,874
Personal	17,868	3,201	1,631	—	1	—	17,869	508	18,377
	35,604	14,159	7,777	—	337	2	35,943	1,754	37,697

2011
Government	45	—	—	—	—	—	45	2	47
Central bank	1,460	—	—	—	—	—	1,460	—	1,460
Other banks	107	—	—	—	1	—	108	—	108
Other FI	203	—	—	—	41	—	244	35	279
Corporate	18,172	10,224	5,654	1	312	—	18,485	1,234	19,719
Personal	18,817	2,258	1,048	—	1	—	18,818	532	19,350
	38,804	12,482	6,702	1	355	—	39,160	1,803	40,963

Key points*

•          NatWest Group’s exposure to Ireland is driven by Ulster Bank Group. The portfolio is predominantly personal lending of £17.6 billion (largely mortgages) and corporate lending of £16.8 billion (largely loans to the commercial real estate sector). In addition, NatWest Group has balances with the Central Bank of Ireland and exposures to funding entities of large international clients based in Ireland.

•          Exposure declined in all categories (with the exception of central bank), with the largest reductions in lending to corporates of £0.6 billion as a result of de-risking in the portfolio, partly offset by currency movements.

•          Lending to corporates fell £0.6 billion over the year, driven by a decrease of £0.3 billion in commercial real estate lending to £10.3 billion by 31 December 2013. The commercial real estate lending was nearly all in Ulster Bank Group (£7.9 billion of this in Non-Core).

•          Overall personal lending was relatively stable with a reduction of £0.2 billion, or 1% over the year. Residential mortgage loans amounted to £16.8 billion at 31 December 2013. The housing market showed signs of recovery throughout 2013, particularly in Dublin, even if prices remained far below their 2007 peak.

*unaudited

Financial review  Risk and balance sheet management

Other risks
137	Conduct risk
138	Pension risk
140	Operational risk
142	Regulatory risk
143	Reputational risk
144	Business risk
145	Strategic risk

Financial review  Risk and balance sheet management

Other risks*

Conduct risk

Definition

Conduct risk is the risk that the behaviour of the RBS Group and its staff towards its customers, or in the markets in which it operates, leads to reputational damage or financial loss or both. The damage or loss could be as a result of breaches of regulatory rules or laws, or of failing to meet customers’ or regulators’ expectations of the RBS Group.

Sources of risk

Activities through which conduct risk may arise include: product design; marketing and sales; complaint handling; staff training and competence; and handling of confidential and non-public price sensitive information.

Governance structure

Effective conduct risk management is a commercial imperative for the RBS Group: customers, clients and counterparties demand it as a precursor to building trust. It also reflects the developing regulatory environment in the UK, with the establishment of the Financial Conduct Authority, and the increasing focus of overseas regulators on conduct risk.

The RBS Group’s compliance functions are responsible for the appropriate management of conduct risk, including Anti-Money Laundering (AML); Sanctions and Terrorist Financing (STF); and Anti-Bribery and Corruption (ABC). In doing so, they design, implement and maintain a management framework, the objective of which is the consistent identification, assessment, monitoring, and reporting of conduct risk.

A conduct risk governance structure, within which all divisions are represented by senior business leaders, provides clarity on roles, responsibilities and accountabilities for conduct risk. Key elements of the governance structure are set out below.

The Conduct Risk Committee: Operating under delegated authority from the Executive Risk Forum (ERF), it has responsibility for the governance, leadership and strategic oversight of the Group-wide conduct agenda. It can escalate significant issues to the ERF and the Board Risk Committee. (Refer to page 18).

The Compliance Management Team: a sub-committee of the Conduct Risk Committee, it has the authority to act on conduct risk matters such as: risk appetite; risk management strategy and framework; and risk profile and policy.

The Board receives updates on conduct risk via monthly risk reports.

Risk management and measurement

The RBS Group has established a defined and measurable appetite for conduct risk to ensure commercial decisions take into account any conduct risk implications.

Placing conduct risk at the centre of the RBS Group’s philosophy promotes a customer-oriented culture that informs and challenges business strategy, delivers fair outcomes, and promotes behaviours consistent with regulatory and legal standards across its retail and wholesale markets.

Throughout 2013, the foundations of the RBS Group’s conduct risk framework continued to be delivered.  Key milestones included:

•         The completion of the phased roll-out of the RBS Group’s conduct risk policies, using policy chapters to explain Group-wide conduct responsibilities;

•         The development and delivery of awareness initiatives and targeted conduct risk training for each policy to assist businesses and executives in embedding the understanding of conduct risk, and to provide the necessary clarity for staff on their conduct risk requirements;

•         Completion of Group-wide gap analysis and benchmarking exercise with respect to each of the conduct risk policy chapters, recording identified issues and developing and implementing remediation plans;

•         Establishing a central assurance function in Group Conduct and Regulatory Affairs, covering all elements of the RBS Group’s conduct risk policies, including AML, STF and ABC; and

•         Establishing effective leadership and a supporting governance framework, with the participation of all divisions, to oversee the RBS Group’s conduct agenda.

In 2013, the RBS Group continued to focus on strengthening the capabilities of its compliance functions, at both Group and divisional level through investment in training. To do so, it facilitated training on conduct risk, primarily through computer-based Group Policy Learning modules. Each module addresses the regulatory content of relevant RBS Group Policy Standards.

Risk mitigation

Assurance and monitoring activities are essential to ensure that the RBS Group can demonstrate compliance with existing rules and regulations, assess whether it is managing its conduct risks appropriately, and determine whether key controls are effective. In 2013, the RBS Group Conduct and Regulatory Affairs assurance function provided Group-wide assurance over specific compliance topics, as well as thematic process reviews.

*unaudited

Financial review  Risk and balance sheet management

Other risks* continued

Pension risk

Definition

Pension risk is the risk arising from contractual or other liabilities to, or with respect to, the Group’s pension schemes, whether established for its employees or for those of a related company or otherwise. It also means the risk that the Group may make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation, or because it considers that it needs to do so for some other reason.

Sources of risk

The Group has exposure to pension risk through its defined benefit schemes worldwide. The largest schemes, which represent around 93% of the RBS Group’s pension liabilities, are the Royal Bank of Scotland Group Pension Fund (‘main scheme’), the Ulster Bank Pension Scheme (Republic of Ireland) and the Ulster Bank Pension Scheme. The main scheme is the principal source of pension risk.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and changes in legislation. Meanwhile, pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates and equity and property prices. The Group is exposed to the risk that the market value of the schemes’ assets - together with future returns and any additional future contributions - becomes insufficient to meet liabilities as they fall due. In such circumstances, the Group could be obliged (or may choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

Governance

The main scheme operates under a trust deed. The trustee is responsible for the investment of the main scheme’s assets which are held separately from the assets of the Group. The Group and the trustee must agree on the plan to fund the main scheme. The corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc. The trustee board currently comprises six directors selected by the RBS Group and three directors nominated by members.

The Pension Risk Committee, acting as a sub-committee of the RBS Group Asset and Liability Management Committee (GALCO), considers the RBS Group’s view of pension risk. The Pension Risk Committee considers mechanisms that could potentially be used for managing risk within the funds as well as financial strategy and employee welfare implications, It also reviews actuarial assumptions from a sponsor perspective as appropriate. The Pension Risk Committee is a key component of pension risk management and serves as a formal link between the RBS Group and the Investment Executive, which acts on behalf of the trustee of the RBS Group’s largest pension schemes, where risk management, asset strategy and financing issues are discussed. The Investment Executive also consults with the RBS Group to obtain its view on the appropriate level of risk within the pension fund.

For further information on the RBS Group’s risk governance, see pages 17 to 22.

Risk management

Risk appetite and investment policy for the schemes are defined by the trustee with quantitative and qualitative input from actuaries and investment advisers.

As the sponsor of its defined benefit pension schemes, the Group manages the risk it faces using a pension risk management framework. This encompasses risk monitoring, modelling, stress testing and reporting. As sponsor, the Group maintains an independent view of the risk inherent in its pension funds. In addition to the scrutiny provided by the Pension Risk Committee, the RBS Group also achieves this through regular pension risk monitoring and reporting to the RBS Group Board, RBS Group Executive Committee and RBS Group Board Risk Committee on the material pension schemes that the RBS Group has an obligation to support.

Risk measurement

Pension risk reporting is submitted to the RBS Group Board monthly in the RBS Risk Management Report.  The report includes an assessment of the sensitivities of the Group’s pension schemes to interest rates and inflation, a breakdown of the assets by class, and measurement of the overall deficit or surplus position based on the latest data.

Throughout 2013, various pension risk stress-testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios to meet integrated PRA stress-testing requirements.

Risk mitigation

The trustee has taken measures partially to mitigate inflation and interest rate risks both by investing in suitable physical assets and by entering into inflation and interest rate swaps. The main scheme also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The assets of the main scheme, which represent 93% of Group pension plan assets at 31 December 2013, are invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, and other assets including property and hedge funds.

Risk is also mitigated in other ways. In October 2006, the main scheme was closed to new employees. In November 2009, the RBS Group confirmed that it was making changes to the main scheme and a number of other defined benefit schemes including the introduction of a limit of 2% per annum (or the annual change in the Consumer Price Index, if lower) to the amount of any salary increase that will count for pensionable purposes.

In October 2012, the RBS Group confirmed that it was offering employees the choice between an increase to the charge made through its flexible benefits programme for membership of the main scheme by 5% of salaries or an increase in their Normal Pension Age from 60 to 65 in respect of service from October 2012 with no additional charge.

*unaudited

Financial review  Risk and balance sheet management

Other risks* continued

Pension risk continued

The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) to changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements.

	Change	Change	Increase in net
	in value	in value of	pension
	of assets	liabilities	obligations
	£m	£m	£m
At 31 December 2013
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	217	333	(116)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	595	895	(300)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	60	1,245	(1,185)
Fall in equity values of 10%	(894)	—	(894)

At 31 December 2012
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	76	255	(179)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	578	995	(417)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	71	1,261	(1,190)
Fall in equity values of 10%	(862)	—	(862)

At 31 December 2011
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	106	200	(94)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	557	911	(354)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	104	1,118	(1,014)
Fall in equity values of 10%	(935)	—	(935)

*unaudited

Financial review  Risk and balance sheet management

Other risks* continued

Operational risk

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events.

It arises from day-today operations and is relevant to every aspect of the RBS Group’s business.

Sources of risk

Operational risk may arise from a failure to manage appropriately the RBS Group's operations, transactions and security. It may arise from other forms of human error, an inability to deliver change on time or adequately, or from the unavailability of technology services, the loss of customer data.  It could also result from a liability or a loss arising from a defective transaction.  A failure to take appropriate measures to protect assets or to take account of changes in law, are sources of risk.  Fraud and theft are important sources of operational risk, as is the impact of natural and man-made disasters.

Governance structure

The RBS Group operates with an independent Operational Risk Second Line of Defence function comprising both a central team and teams based in each business. The function plays a leadership role by providing a forward-looking, value-adding capability, working with the business to achieve a robust risk management culture across the bank. The Group Head of Operational Risk reports to the Group Chief Risk Officer.

The Operational Risk function is responsible for the design and maintenance of the operational risk framework. The Operational Risk Policy and associated standards are incorporated in the Group Policy Framework and provide direction for the consistent identification, assessment, management, monitoring and reporting of operational risk.

The Operational Risk Executive Committee, which is a sub-committee of the RBS Group Risk Committee, acts on all operational risk matters. It is responsible for reviewing and monitoring operational risk profile strategies and frameworks across the RBS Group, ensuring they are in line with risk appetite.

Risk management

Risk appetite

The RBS Group’s operational risk appetite statement is agreed by the RBS Group Board. It comprises a number of specific measures of risk, including operational risk capital adequacy, earnings volatility based on the relationship between operational risk losses and the RBS Group’s estimated gross income. It also includes metrics covering control environment performance.  Further refinement of the appetite measure is planned for 2014.

To confirm that the RBS Group operates within the set risk appetite, the high-level statement is aligned with the strategic risk objectives of the RBS Group. Group-level measures have been set and cascaded to divisions and supported by additional tolerances and key indicators.

Operational risk appetite measures and frameworks are reviewed annually at the ERF.

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

Although the operational risk tools encompass all stages of the risk cycle, they can be broadly categorised as follows:

Identification and assessment

Risk assessments are used to identify and assess material operational risks and key controls across all business areas. To provide a consistent categorisation of risks and controls across the RBS Group and to support identification of risk concentrations, all risks and controls are mapped to the Group-wide risk taxonomy and the control catalogue.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested frequently to verify and validate that they remain fit for purpose and operate effectively. Risk assessments are typically conducted in a workshop environment, bringing together subject matter experts and key stakeholders from across the divisions and key functions.

In 2013, the focus was on the continued implementation and embedding of risk assessments across the RBS Group. This included the strengthening of links between risk assessments and other elements of the RBS Group operational risk framework.

New product risk assessment

The RBS Group’s new product risk assessment process is used to ensure that risks for all new products (and material variations to existing products) are adequately identified and assessed before their launch. The assessment documentation and review includes the requirement to demonstrate that the product provides fair outcomes for customers.

The Group New Business Forum reviews and challenges proposed high risk products to ensure material risks have been adequately identified and assessed so that new products are launched in line with the RBS Group’s risk appetite and strategy.

*unaudited

Financial review  Risk and balance sheet management

Other risks*: Operational risk continued

Risk measurement

Scenario analysis is used to assess the impact of extreme but plausible operational risks. It provides a forward-looking basis for managing risk exposures, with a structured and consistent approach to scenario scoping and measurement. In 2013, the portfolio of scenarios was further enhanced with greater coverage of the material risks to which the RBS Group is exposed.

Scenario analysis is an important component in the operational risk framework, providing senior management with valuable insight into risk exposures that could significantly affect the RBS Group’s financial performance or reputation. Scenarios also provide an important link between operational risk management and measurement as a key input into the calculation of Economic Capital, and into the RBS Group’s stress testing and reverse stress testing processes.

Scenarios are run in a workshop environment, bringing business and risk and control experts together, thereby providing a deeper understanding of risk exposures and allowing management to make more informed decisions on taking action.

The RBS Group further refined its approach to assessing the impact of the economic cycle on its operational risk losses by specifically assessing the impact of the PRA’s published Anchor 5 scenario, which describes the impact of a series of country-specific shocks around the world on expected levels of operational risk losses and capital adequacy requirements for operational risk.

The impact of the PRA Anchor 5 scenario on the RBS Group's operational risk capital, as calculated under the standardised approach, was also projected based on the outputs of the Group’s stress-testing exercises. Operational risk impacts are also assessed based on additional economic stress scenarios developed internally. This is used as part of the overall stress input to capital planning and ICAAP.

Event and loss data management

Event and loss data management covers a set of standard requirements for the management of operational risk events and loss data. It also provides for clear and consistent communication of operational risk events that meet defined threshold criteria to the RBS Group’s senior management. The RBS Group has continued to focus on the timely and accurate capture of operational risk losses; the use of a single RBS Group-wide repository; and the escalation of material operational risk events.

All losses and recoveries associated with an operational risk event are reported based on the date of each financial impact. A single event can have multiple losses (or recoveries) which may take some time to crystallise. Losses and recoveries will also have been booked in 2013 on events which occurred, or were identified in, prior years.

Capital

The Group calculates the Pillar 1 capital requirement for operational risk using the standardised approach (TSA). For 2013, the Group’s minimum Pillar 1 capital requirement was £1.0 billion (2012 - £1.1 billion).

Monitoring and reporting

Monitoring and reporting form an integral part of all of the RBS Group’s operational risk management processes, which are designed to ensure that risks and issues are identified, escalated and managed on a timely basis. Exposures for each division are communicated through monthly risk and control reports that are discussed at divisional risk committees. The reports provide detail on the risk exposures and action plans. In 2013 the linkages between different components of the operational risk framework were improved. This has allowed better aggregation, using both qualitative and quantitative inputs from all framework elements to underpin improvements in reporting to senior committees.

Control Environment Certification

Control Environment Certification (CEC) is used by the RBS Group Executive to review and assess its internal control framework. Members of the senior management team are required to provide a twice-yearly assessment of the robustness of the RBS Group’s internal control environment including:

•         Compliance with the requirements of the UK Corporate Governance Code;

•         Appropriateness of the risk frameworks, culture and governance structures of each division to help ensure the RBS Group operates within risk appetite;

•         Adequacy of reporting on the material risks for the business against appetite; and

•         Compliance with the RBS Group Policy Framework and key divisional and functional policy standards.

CEC outcomes are reported to the Board, the RBS Group Audit Committee and the Board Risk Committee, and shared with external auditors.

Risk mitigation

Where a risk has been deemed to be outside of risk appetite, the business unit must decide whether this is acceptable or not. Where it is deemed unacceptable, an action plan to reduce the exposure is prepared and is monitored to conclusion through the operational risk issues management process.

The objective of the operational risk issues management framework is the adoption of a consistent approach to the management of issues and actions to mitigate risks outside appetite. This element of the operational risk framework continues to be enhanced in areas such as analysis of common issues on an aggregated basis across the RBS Group to identify emerging trends and improvements to the quality of data captured.

The RBS Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements, providing protection against financial loss once a risk has crystallised.

*unaudited

Financial review  Risk and balance sheet management

Other risks* continued

Regulatory risk

Definition

Regulatory risk is the risk of material loss or liability, legal or regulatory sanctions, or reputational damage, resulting from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which the RBS Group operates.

Sources of risk

The sources of regulatory risk arise from the RBS Group’s regulatory, business or operating environment and from how the RBS Group responds to them.

Governance structure

The RBS Group’s Regulatory Affairs team (“Regulatory Affairs”) maintains well-established policies and supporting processes to ensure timely identification of, and effective responses to, changes in official requirements affecting the RBS Group. The function also maintains a structured and open engagement with the RBS Group’s regulators. Regulatory Affairs underpin a range of other policies and processes that address on-going compliance with regulatory obligations (refer to the section on Conduct Risk for further information).

RBS Group Board and Executive Committee oversight of changes to regulatory requirements is supported by a Prudential Regulatory Developments Executive Steering Group (ESG), which was formed in early 2010 to provide focus on a range of key regulatory developments and the RBS Group’s responses.

The ESG is augmented by more specialised groups which cover prudential, wholesale market and retail conduct issues as well as by an RBS Americas regional forum. These bodies identify and manage regulatory developments, by cascading information and coordinating activity.  Their activity includes: prioritisation, allocation of responsibility, short-term tactical mitigants, longer-term strategic responses, sharing best practice, discussion of policy views, and escalation of the need for implementation projects.

A divisional Heads of Regulatory Developments Committee supports the maintenance and continuous development of the relevant policy, known as the Political, Legislative and Regulatory Environment Policy Standard, and supporting documents, together with associated processes, tools and governance. It also oversees the RBS Group’s regulatory developments operating framework to ensure it meets the needs of all divisions and functions, as well as the maintenance of the policy known as the RBS Group Relationships with Regulators Policy Standard.

Similarly, the Regulatory Relations Forum, chaired by Regulatory Affairs, has global coverage with representatives from all divisions and regions. It facilitates the sharing of key regulatory engagements and trends across the RBS Group’s operations.

In addition, Regulatory Affairs ensures appropriate governance and reporting of all material regulatory reviews and other regulatory developments worldwide to relevant RBS Group committees. These committees include the RBS Group Board, the RBS Group Audit Committee and the Board Risk Committee.

Risk management and measurement

The RBS Group believes that maintaining a strong regulatory risk framework is fundamental to ensuring sustainable growth, rebuilding its reputation and maintaining stakeholder confidence.

Regulatory Affairs’ two policies are supported by risk appetite statements and by relevant benchmarking activity against the RBS Group's peer banks.

These are framed by the RBS Group’s stated regulatory risk and compliance risk appetite, which says there is no appetite for material or widespread breaches of rules, expectations, regulations or laws, individually or in aggregate. It recognises, however, that genuine errors occur, and so the RBS Group accepts limited, non material regulatory risk and subsequent loss.

This is reflected in the Political, Legislative and Regulatory Environment Policy Standard, which requires that all likely changes in official policy, legislation, regulation or other requirements must be identified, and assessed for potential impact, using an internal classification system.

The regulatory risk and compliance risk appetite is also reflected in the Group Relationships with Regulators Policy Standard, which states that all significant /material contacts with regulators must be identified and managed effectively and that all information provided to the regulators must be accurate, consistent and delivered within agreed timescales.

The level of regulatory risk remained high during 2013, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007/2008. This can be measured in high levels of interaction with supervisory authorities such as meetings, requests for information, visits and investigations, as well as in policy developments and proposals for new rules.  At 31 December 2013 the RBS Group was managing 45 “High Impact” regulatory or legislative policy initiatives, and a further 63 “Medium-High Impact” initiatives.  In 2013 as a whole, the RBS Group had also reviewed over 305 consultations in its core markets.

Against the backdrop of intensified regulatory pressure, Regulatory Affairs has increased the size of its team, as well as improved and refined its operating model, tools, systems and processes.

A “Centres of Excellence” model was adopted in July 2013. This has brought together divisional and functional resources to manage issues more efficiently, using specialisms in existing teams and managing issues cross-divisionally.

Internal communications on regulatory issues were strengthened. This involved staff seminars and the publication of key information on internal websites, including the weekly Regulatory Affairs Flash Report, covering  key regulatory developments and supervisory interactions.

Quarterly reporting to the Group Audit Committee captures all material regulatory reviews and investigations as well as other regulatory developments worldwide. The reporting also tracks the status of, and trends in, key regulatory relationships.

*unaudited

Financial review  Risk and balance sheet management

Other risks*: Regulatory risk continued

Risk mitigation

The early identification and effective management of changes in legislation and regulation, as well as other requirements that may affect the RBS Group, are critical to the successful mitigation of regulatory risk.

All regulatory and compliance changes are managed so as to ensure timely compliance readiness. Those assessed as having a “High” or “Medium-High” impact are managed especially closely with the aim of mitigating the impact through, for instance, changes to strategy or business activities, or external engagement.

RBS Regulatory Affairs also communicates information on regulatory developments and follow-up engagement with client-facing businesses and functions, helping them identify and execute any required mitigating changes to strategy or business models. The key regulatory policies are kept under annual review.

Reputational risk

Definition

Reputational risk is the risk of brand damage and/or financial loss owing to a failure to meet stakeholders’ expectations of the RBS Group’s conduct and performance. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business in a number of ways. It can hamper efforts to build or sustain business relationships with customers, affect staff morale, and reduce access to funding sources.

Sources of risk

Reputational risk can arise across a range of actions taken (or, in some cases, not taken) by the RBS Group and individuals, as well as its wider conduct, policies and practices.

Governance structure

The RBS Group Board has the ultimate responsibility for managing the RBS Group's reputation, although all parts of the RBS Group have responsibility for any reputational impact arising from their operations, including relationships with customers. The Board has set the RBS Group’s Purpose, Vision and Values (PVV), which outline a desired reputation for the RBS Group “to be trusted, respected and valued by our customers, shareholders and communities”.

Directors and senior executives are actively engaged in key strategic and transactional decisions that can have a reputational impact, for example

•         Key reputational issues associated with the RBS Group’s strategic plans are discussed at Board level.

•         The Board Risk Committee (BRC) oversees reputational issues and is directly engaged in strategic reputational management decisions (e.g. the customer redress policy following the RBS Group’s IT incident).

•         The RBS Group Sustainability Committee (GSC) reviews reputational issues from a customer or sector perspective. It is responsible for reviewing the RBS Group’s sustainability strategy, values and policies and aligning the RBS Group’s approach to environmental, social and ethical (ESE) issues.

The Board’s oversight of reputational issues is supported by structures and committees to ensure that key reputational issues are discussed at appropriate levels across the RBS Group:

•         Each division has reputational filters to provide the “first line of defence” for sensitive transactions or customers. Divisions have also established committees or forums to deliberate on customers, transactions or issues that may present a reputational risk for the division. For example, the remit of the International Banking Global Capital & Sighting Committee includes a requirement to assess key reputational sensitivities associated with client transactions against defined risk appetite.

•         The ESE risk management function provides guidance and sets policy to avoid reputational risk to the bank related to the RBS Group’s business engagements and lending to customers in some sensitive industry sectors, such as mining. The function is supported by additional resource in the business divisions.

•         The Group Risk Committee (GRC) reviews reputational issues from an organisational perspective. Its remit covers material and/or enterprise-wide risk and control matters across the RBS Group, including reputational risk, as well as a review of the overall risk culture, capability and commitment across the RBS Group.

Risk management and measurement

The reputational risk management framework is aligned with the RBS Group’s strategic objectives, its risk appetite its focus on serving customers well, its risk appetite and the RBS Group’s PVV. It is designed to embed, at different points of decision-making processes, a series of reputational filters and controls that examine products, services and activities through the lens of sustainability, transparency and fairness.

The RBS Group has put the focus on “serving customers well” at the heart of its strategic objectives that, combined with a safe and sound bank, will build a culture and reputation in line with the RBS Group’s stakeholder expectations. By serving customers well, the RBS Group aims to be trusted, respected and valued, a sustainable model of how banks serve society. Legacy issues remain to be worked through, but dealing with them in a transparent manner is a necessary part of the ability to move forward.

The RBS Group’s four corporate values (serving customers, working together, thinking long-term and doing the right thing) build on the advances made so far (e.g. strengthened governance and controls) to deliver the required cultural and behavioural change for the long term, with a set of supporting tangible measures. Key tools designed to embed the values include a revised code of conduct, a simple “yes-check” guide to decisions that need to be taken every day by employees and various training and accreditation programmes. Values will also be a core part of performance measures to endorse behaviours that benefit customers, manage risk and deliver long-term shareholder value.

*unaudited

Financial review  Risk and balance sheet management

Other risks*: Reputational risk continued

The monthly risk report to the RBS Group Board contains a view of key risks, including a reputational risk impact assessment of each key risk. In addition, the divisions report on relevant barometers of reputational risk and actions to manage reputational events according to the source. The RBS Group’s annual Sustainability report also covers progress on the RBS Group’s sustainability principles. Emerging reputational issues are identified and assessed by a dedicated cross-divisional reputational risk working group, and escalated through the appropriate governance channels where necessary.

Risk mitigation

Several of the RBS Group’s policies address key sources of reputational risk. These policies are implemented in accordance with the Group Policy Framework through divisional and functional policy standard owners. The effectiveness of these policies within each business unit is reported through the CEC process semi-annually. Reputational aspects also form a core part of the RBS conduct risk framework, with a series of enhanced policies being developed in line with the Group’s conduct risk appetite.

Business risk

Definition

Business risk is the risk that the RBS Group suffers losses as a result of adverse variances in its revenues and/or costs related to its business plan and strategy. Such variances may be caused by internal factors such as volatility in pricing, sales volumes, and input costs or external factors such as the RBS Group's exposure to macroeconomic, regulatory and industry risks.

Sources of risk

Business risk exists at all levels of the organisation and is generated at the transaction level. It is affected by other risks the RBS Group faces, which could contribute to any adverse changes in the RBS Group's revenues or costs. They include funding risk, volatility in the cost of funding, non-traded interest rate risk, inflation risk, operational risk, strategic risk, regulatory risk, conduct risk and reputational risk.

Governance structure

The RBS Group Board has ultimate responsibility for business risk through the achievement of the RBS Group’s business plan. The primary responsibility for divisional financial performance rests with the divisional CEO supported by divisional ExCo and functions.

Responsibility for the management of business risk lies primarily with the Group’s divisions, with oversight by Group Finance. The divisions are responsible for delivery of their business plans and the management of such factors as pricing, sales volumes, marketing spend and other factors that can introduce volatility into earnings.

Risk management and measurement

The RBS Group seeks to minimise its exposure to business risk, subject to its wider strategic objectives.

Business risk is identified and managed at the product and transaction level.  Estimated revenue and costs, including the potential range of outcomes, are key elements in the design of any new product or investment decision. All policies that ultimately seek to manage and control financial impacts at the product and transaction level are therefore relevant to business risk management including policies on conduct, treasury and investment spend.

Business risk is reported, assessed and challenged at every governance level within the organisation. Revenue and costs are reported within divisional business line and divisional finance teams maintain a record of financial performance against plans, reporting this on a regular basis to divisional CFOs and to Group functions. Group Finance challenges divisional financial results and reports performance against plan to the Board and executive committees with a particular focus on revenue generation, cost management initiatives and risk mitigation.

Business risk is reviewed and assessed through the RBS Group’s planning cycles and performance management processes.

In the planning cycles, expected and potential scenarios for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and the RBS Group’s strategic priorities. These scenarios are tested against a range of sensitivities and stresses to identify the key risk drivers behind any potential volatility, together with management actions to address and manage them.

Group Risk operates a top-down stress testing process in parallel to the RBS Group’s planning cycles, considering both severe and extreme stress scenarios. The stress test outcomes form a core part of the assessment of earnings and capital adequacy risk appetite and are approved by the Board. The measurement of change in profit and loss of the divisions under stress thereby acts as a measure of business risk. Divisions also conduct their own bottom-up stress testing exercises to assess financial performance of their businesses under stress.

In 2013, the measurement of business risk was further enhanced through greater use of downside scenarios, improved granularity of stress testing, new revenue models in some of the main divisions and the development of an economic capital related business risk measure.

Business risk is incorporated in the RBS Group’s risk appetite target for earnings volatility, and an assessment of volatility in revenues and costs is a key component in determining whether the RBS Group and its underlying businesses are within risk appetite. Each division is responsible for the implementation of its business plan and the management of associated risks within approved risk appetite targets.

Expected profiles for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and the RBS Group’s strategic priorities. These profiles are tested against a range of sensitivities and stresses to identify the key risk drivers behind any potential volatility, along with management actions to address and manage them.

Risk mitigation

The RBS Group operates a forecast process which identifies projected changes in, or risks to, key financial metrics and ensures appropriate actions are taken.

During 2013, the RBS Group responded to the business risk challenges that it continues to face, focusing on the management of net interest margin in order to sustain and grow revenues. In addition, it introduced cost management programmes to deliver substantial savings and flexibility in the cost base.

*unaudited

Financial review  Risk and balance sheet management

Other risks* continued

Strategic risk

Definition

The risk that the RBS Group will make inappropriate strategic choices, or that there will be changes in the external environment to which the RBS Group fails to adapt its strategies.

Sources of risk

Strategic risk arises from three principal sources:

•         Inadequate or inaccurate analysis of current and prospective operating conditions in the RBS Group’s markets including macroeconomic performance, customer and competitor behaviours and actions, regulatory developments and technological impacts;

•         Inadequate or inaccurate understanding of the RBS Group’s existing capabilities and positioning and ability to implement chosen strategies; and

•         Significant unanticipated changes in the RBS Group’s operating environment.

Failure to manage strategic risk could have a wide-ranging impact on the RBS Group. Effects could include damage to the RBS Group’s customer franchises, and lower revenues, profitability and returns to shareholders.

Strategic risk is viewed as material, given the current uncertain economic climate and the potential impact of regulatory changes in the medium term.

Governance structure

The RBS Group’s strategic planning process is managed by RBS Group Strategy and Corporate Finance. As part of that process, each division develops a strategic plan for its business within a framework set by the Group’s senior management. Divisional plans are then consolidated at Group level, and both divisional and RBS Group plans are reviewed, challenged and assessed against risk appetite. The consolidated plan is reviewed and formally signed off by the RBS Group Board once a year.

Strategic plans are developed by each division on an annual cycle managed centrally, and are aggregated into a RBS Group plan reviewed and challenged by the RBS Group Chief Executive, RBS Group Finance Director and RBS Group Director of Strategy and Corporate Finance before presentation to the RBS Group Board. The Board has ultimate responsibility for approving strategic plans, initiatives and changes to strategic direction. In addition to the annual cycle, each division presents a more detailed individual “Deep Dive” review of key dimensions of its strategy at a RBS Group Board meeting at different points during the year.

Risk management and measurement

The RBS Group seeks to reduce strategic risk by employing a disciplined strategic framework based on five enduring tests (leading customer franchises, returns, risk, sustainable growth, connectivity) and by assigning responsibility for strategy development to line management. Key strategies are scrutinised and approved by the RBS Group Board. This is intended to maximise the capture of market and customer insight while providing independent scrutiny and challenge.

Strategic plans contain analysis of current and expected operating conditions, current and targeted competitive and market positioning, key strategic initiatives, financial and customer targets and milestones. Upside and downside risks to the strategic plans are identified.

In 2013, the RBS Group began to focus on reducing strategic risk through a wide-ranging review to analyse core activities and formulate an appropriate plan - including rationalisation where necessary, to address the business challenges of the next five years

Responsibility for the management of the bank’s strategic risks resides mainly with the individual divisions. Divisional management tracks progress on the initiatives and action plans to deliver the strategy through a range of key performance indicators such as financial performance, risk metrics, market shares and numbers of customers, satisfaction scores.

Strategic progress is also monitored through quarterly performance review meetings between divisional CEOs and the RBS Group Chief Executive, RBS Group Finance Director and RBS Group Director of Strategy and Corporate Finance. While there is no formal RBS Group statement on Strategic Risk appetite, the RBS Group’s strategy is approved by the RBS Group Board with consideration of the risks in pursuing that strategy.

A wide variety of financial, risk, customer and market metrics are used to monitor business performance and thus, inter alia, the effectiveness of chosen strategies. Any deviations from the expected values are analysed to determine drivers which could be strategic, environmental or management.

Risk mitigation

A full sensitivity analysis of the strategic plan is undertaken at the end of the strategic and financial planning process, to assess the robustness of the plan under stressed conditions represented by a variety of scenarios. In certain cases, following consideration of an opportunity, the RBS Group may decide not to pursue that opportunity as a result of a perceived strategic risk.

Developments in 2014

In late 2013, the RBS Group announced its intention to undertake a comprehensive business review. Over the remainder of 2013 and into the early months of 2014, it completed the review and developed a strategic plan, the objective of which is to position the Group as a UK-focused retail and corporate bank that earns its customers’ trust by serving them better than any other bank. Key to achieving this is combining customer groups with similar needs into three new businesses and reducing significantly the RBS Group’s costs and complexity. While the RBS Group is confident that the plan is appropriate, it may have underestimated the risks arising from concentrating its activities in the UK or misunderstood the needs of its customers or the strength of its competitive position.

Even if the strategy proves to be appropriate, the RBS Group may not succeed in implementing it, particularly as doing so will make additional demands on management at a time of significant regulatory change. Finally, given the rapidity with which technology is changing its competitive environment, the RBS Group may find that its strategy does not go far enough to enable it to compete effectively.

*unaudited

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2013.

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

The financial statements of The Royal Bank of Scotland Group plc can be obtained from RBS Secretariat, RBS Gogarburn, Edinburgh, EH12 1HQ, the Registrar of Companies or at www.rbs.com

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company. In December 2009, the ultimate holding company issued a further £25.5 billion of new capital to HMT. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier 1 capital.

At 31 December 2013, HMT’s holding in the ultimate holding company’s ordinary shares was 63.9%.

With effect from 31 October 2012, the residential mortgage portfolio and related funding of National Westminster Home Loans Limited (a fellow subsidiary of the Royal Bank) were transferred to the Bank.

Results and dividends

The loss attributable to the ordinary shareholders of the Bank for the year ended 31 December 2013 amounted to £5,963 million compared with £3,252 million for the year ended 31 December 2012, as set out in the consolidated income statement on page 154.

The Bank did not pay a dividend on ordinary shares in 2013 or 2012.

Strategic report

Activities

The Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions and the competitive markets in which they operate, are contained in the Financial review on pages 4 and 5.

Risk factors

The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Certain risk factors the Group faces are summarised in the Financial review on pages 6 and 7. Fuller details of these and other risk factors are set out on pages 268 to 282.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 168 to 170.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Risk and balance sheet management section of the Financial review on pages 16 to 145.

Financial performance

A review of the Group's performance during the year ended 31 December 2013, and the Group's financial position as at that date is contained in the Financial review on pages 8 to 15.

Employees

Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach.

As at 31 December 2013, the Bank and its subsidiaries employed 25,600 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

The RBS Group operates certain employee share plans in which eligible employees are able to participate and which align the interests of employees with those of the RBS Group shareholders.

Employee learning and development

The RBS Group maintains a strong commitment to providing all its employees with the opportunity to grow through learning and development, which in turn helps to achieve business objectives and drive excellent customer service. Supporting the professionalisation of our front line staff, just over 18,000 customer facing employees are now part of accreditation programmes aligned to the Chartered Banker professional standards. This helps our employees deliver the best service to our customers whilst working towards a recognised professional standard.

Report of the directors

Employee communication

Employee engagement is encouraged through a range of communication channels, at both local and RBS Group level. These channels provide access to news and information in a number of ways, including the intranet, magazines, video, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior RBS Group executives regularly communicate with, and encourage feedback from, employees across a range of channels.

Employee feedback

Every year since 1999, through the Your Feedback survey, employees in all our businesses have shared their thoughts about what it’s like working for the RBS Group. In 2013, we renamed the survey Our View, reflecting the emphasis we place on a shared responsibility to build a better bank. The survey enables the business to monitor levels of employee satisfaction and engagement and how these compare with other companies. It also provides a further mechanism for the RBS Group to track employee perception of the progress we are making in strengthening our culture. Insights from Our View inform what the business needs to do to improve the way it works, whether it’s a local issue or something that affects everyone.

Employee consultation

The RBS Group recognises employee representatives such as trade unions and work councils in a number of businesses and countries.

The RBS Group has a European Employee Council that provides an opportunity for elected representatives and management to discuss developments in the Group's European operations.

Diversity and inclusion

During 2013, the RBS Group executive continued its commitment to making workplace policies, processes and experiences inclusive for staff, customers and stakeholders.

Inclusion is built into various policy areas and people management processes. For example: the business continues to support disabled people, ensuring they have equal opportunities in recruitment, employment, promotion and training.

The business also supports employee-led networks, with three being introduced this year relating to the areas of disability, multi-culturalism and carers. These new networks run alongside existing ones, such as Focused Women and Rainbow, who provide personal and career development opportunities through networking and training events.

This commitment to inclusion extends to supporting and participating in positive action programmes outside of the Group aimed at cultivating future leaders, including ‘An Inspirational Journey’ and FTSE-100 cross-company mentoring programmes. The Group continues to maintain its involvement with external charitable networks and events such as Manchester Pride.

This approach to inclusion also extends to the marketplace with the RBS Women in Business specialists supporting and guiding more and more women to take the step of starting their own business.

Performance on gender diversity is monitored and reviewed at Group and local level and the RBS Group remains supportive of the recommendations of Lord Davies’ Report. There are currently three female directors on the Board out of a total of eleven, which exceeds Lord Davies’ aspirational target of 25 per cent female Board representation.

Further details on the Board diversity policy can be found at rbs.com>about us.

This year the business has been recognised for its work on Equality, Diversity and Inclusion by achieving platinum ranking from Opportunity Now (gender), one of only a small handful of organisations to achieve this; achieving Silver for Race for Opportunity (race); and securing a position in the Working Families Top 10.

Wellbeing

Ensuring the wellbeing of employees is an important responsibility for the business.

A wide range of health benefits and services is in place to help employees maintain good physical and psychological health, and support them if they do become unwell. We continue to enhance and promote these services, targeting those issues that we know affect our people's ability to bring the best of themselves to work. In 2013, we made Lifematters, the Group's Employee Assistance Programme, even more accessible with the introduction of our Lifematters mobile App.

Code of conduct

The code of conduct was fundamentally revised in 2013. How we behave forms the character of our company and dictates how others see us. "Our Code" reflects our values and applies to everyone who works for the RBS Group. It lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed.

The code of conduct is available at rbs.com>sustainability>governance> reporting and engagement. It will also be provided to any person without charge, upon request.

Report of the directors

Sustainability

Sustainability at the RBS Group means building our future on long term thinking that focuses on our customers and supporting the communities in which they live. Our core duty is to be safe and strong. This underpins everything that the RBS Group does and enables people to run their daily lives and businesses. This, in turn, supports economic growth and brings wider benefits to society. The final strand to building a sustainable business centres on how we choose to operate and how we can go further to shape the world in a positive way.

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

Going concern

The directors, having considered the Bank’s business activities and financial position discussed in the Financial review including the Group’s regulatory capital resources (pages 33 to 37) and its liquidity and funding profile (pages 38 to 46) and the risk factors set out on pages 268 to 282 and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2013, approved on 26 February 2014, which were prepared on a going concern basis.

Corporate governance

Internal control over financial reporting

The internal controls over financial reporting for the Group are consistent with those at the RBS Group level. The RBS Group is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2013.

The RBS Group assessed the effectiveness of its internal control over financial reporting as of 31 December 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in ‘Internal Control - Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2013, the RBS Group's internal control over financial reporting is effective.

The RBS Group's auditors have audited the effectiveness of the RBS Group's internal control over financial reporting and have given an unqualified opinion.

Management's report on the RBS Group's internal control over financial reporting will be filed with the Securities and Exchange Commission as part of the RBS Group’s Annual Report on Form 20-F.

In addition to the requirements for RBS Group, the NatWest Group is required to comply with Section 404(a) of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2013. Based on the criteria discussed above, the NatWest Group concluded the internal control over financial reporting is effective and the report will be included in the NatWest Group’s Annual Report on Form 20-F. The NatWest Group's auditors are not required to report on the NatWest Group’s internal control over financial reporting.

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

The roles of Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all executive and non-executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with authority delegated by the Board. The non-executive directors combine broad business and commercial experience with independent and objective judgement and they provide independent challenge to the executive directors and the leadership team.

Report of the directors

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

The Group Performance and Remuneration Committee comprises at least three independent non-executive directors and has oversight of the Group’s policy on remuneration. It also considers senior executive remuneration and makes recommendations to the Board on remuneration of executive directors.

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

The Executive Committee comprises the Group’s most senior executives and supports the Group Chief Executive in managing the Group’s businesses. It reviews strategic issues and initiatives, monitors financial performance and capital allocations, and considers risk strategy, policy and risk management.

Share capital

Details of the ordinary and preference share capital at 31 December 2013 are shown in Note 25 on the accounts.

Annual report on Form 20-F

An annual report on Form 20-F will be filed with the Securities and Exchange Commission in the US and copies will be available on request from the Secretary. Much of the detailed financial information therein is shown in these accounts.

Directors

The current members of the Board of directors are shown on page 2.

Sandy Crombie, Alison Davis, Tony Di Iorio, Philip Hampton, Penny Hughes, Brendan Nelson, Baroness Noakes and Philip Scott all served throughout the year and to the date of signing of the financial statements.

Joe MacHale and Art Ryan stepped down from the Board on 14 May 2013 and 30 September 2013 respectively.

Stephen Hester and Bruce Van Saun stepped down from the Board on 30 September 2013.

Ross McEwan and Nathan Bostock were appointed to the Board on 1 October 2013. Nathan has since confirmed his resignation although his leaving date is still to be agreed.

Robert Gillespie was appointed to the Board on 2 December 2013.

On 27 February 2014, it was announced that Philip Scott will step down from the Board by 31 October 2014.

On 7 March 2014, it was announced that Morten Friis will be appointed as a non-executive director with effect from 10 April 2014.

Also on 7 March 2014, it was announced that Tony Di Iorio will step down from the Board on 26 March 2014.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting.

Directors’ interests

The interests of the directors in the shares of the ultimate holding company at 31 December 2013 are disclosed in the Report and Accounts of that company. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the Bank or any of the subsidiaries of the Bank, during the period from 1 January 2013 to 26 March 2014.

Directors' indemnities

In terms of section 236 of the Companies Act 2006 (the “Companies Act”), Qualifying Third Party Indemnity Provisions have been issued by the ultimate holding company to directors, members of the Group’s Executive and Management Committees, PRA/FCA Approved Persons and certain directors and/or officers of the Group’s subsidiaries.

In terms of section 236 of the Companies Act, Qualifying Pension Scheme Indemnity Provisions have been issued to all trustees of the Group’s pension schemes.

Report of the directors

Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Political donations

During 2013, no political donations were made in the UK or EU, nor any political expenditure in the UK or EU.

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
26 March 2014

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

NatWest Group’s internal control over financial reporting is a component of an overall system of internal control. NatWest Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards(“IFRS”) and it includes:

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

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control - Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2013, NatWest Group’s internal control over financial reporting is effective.

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

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on page 153.

The directors are responsible for the preparation of the Annual Report and Accounts.  The directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts, and as permitted by the Companies Act 2006 have elected to prepare company accounts, for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the company. In preparing those accounts, the directors are required to:

•          select suitable accounting policies and then apply them consistently;

•          make judgements and estimates that are reasonable and prudent; and

•          state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors confirm that to the best of their knowledge:

•          the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•          the Strategic report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton	Ross McEwan	Nathan Bostock
Chairman	Group Chief Executive	Group Finance Director

26 March 2014

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Nathan Bostock	Sandy Crombie Alison Davis Tony Di Iorio Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Philip Scott

NATWEST 2013

Report of Independent Registered Public Accounting Firm to the members of National Westminster Bank Plc

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries (together "the Group") as at 31 December 2013, 2012 and 2011 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2013, the accounting policies, the notes 1 to 41, and the information identified as ‘audited’ in the Risk and balance sheet management section of the Financial review. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of the Group as at 31 December 2013, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

London, United Kingdom

26 March 2014

Consolidated income statement for the year ended 31 December 2013

	Note	2013	2012*	2011*
		£m	£m	£m
Interest receivable		7,483	6,316	6,183
Interest payable		(3,462)	(3,443)	(3,176)
Net interest income	1	4,021	2,873	3,007
Fees and commissions receivable	2	2,600	2,643	2,790
Fees and commissions payable	2	(490)	(428)	(343)
Income from trading activities	2	726	1,150	244
Gain on redemption of own debt	2	239	—	251
Other operating income	2	268	188	142
Non-interest income		3,343	3,553	3,084
Total income		7,364	6,426	6,091
Staff costs		(1,683)	(1,676)	(1,863)
Premises and equipment		(375)	(341)	(376)
Other administrative expenses		(6,488)	(4,195)	(3,336)
Depreciation and amortisation		(214)	(213)	(218)
Write-down of goodwill and other intangible assets		(2)	(117)	—
Operating expenses	3	(8,762)	(6,542)	(5,793)
(Loss)/profit before impairment losses		(1,398)	(116)	298
Impairment losses	13	(5,407)	(3,183)	(4,792)
Operating loss before tax		(6,805)	(3,299)	(4,494)
Tax credit	6	842	47	600
Loss for the year		(5,963)	(3,252)	(3,894)

Loss attributable to:
Non-controlling interests		—	—	8
Ordinary shareholders		(5,963)	(3,252)	(3,902)
		(5,963)	(3,252)	(3,894)

*Restated

The accompanying notes on pages 172 to 253, the accounting policies on pages 160 to 170 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 145 form an integral part of these financial statements.

NATWEST 2013

Consolidated statement of comprehensive income for the year ended 31 December 2013

	2013	2012*	2011*
	£m	£m	£m
Loss for the year	(5,963)	(3,252)	(3,894)
Items that do not qualify for reclassification
Actuarial gains/(losses) on defined benefit plans	314	(1,870)	(258)
Income tax on items that do not qualify for reclassification	(204)	304	(3)
	110	(1,566)	(261)
Items that do qualify for reclassification to profit or loss
Available-for-sale financial assets	42	17	(6)
Cash flow hedges	5	6	3
Currency translation	106	(237)	(266)
Income tax on items that do qualify for reclassification	(9)	(3)	1
	144	(217)	(268)
Other comprehensive profit/(loss) after tax	254	(1,783)	(529)
Total comprehensive loss for the year	(5,709)	(5,035)	(4,423)

Total comprehensive loss is attributable to:
Non-controlling interests	21	(16)	(4)
Ordinary shareholders	(5,730)	(5,019)	(4,419)
	(5,709)	(5,035)	(4,423)

*Restated

The accompanying notes on pages 172 to 253, the accounting policies on pages 160 to 170 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 145 form an integral part of these financial statements.

Balance sheet as at 31 December 2013

		Group			Bank
		2013	2012*	2011*	2013	2012*	2011*
	Note	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	10	2,493	2,298	1,918	734	921	917
Amounts due from holding company and subsidiaries	10	127,484	125,127	151,447	86,876	78,440	104,345
Other loans and advances to banks	10	9,367	9,897	14,754	2,670	2,475	2,399
Loans and advances to banks	10	136,851	135,024	166,201	89,546	80,915	106,744
Amounts due from subsidiaries	10	1,967	3,064	7,904	2,325	2,798	7,069
Other loans and advances to customers	10	175,321	191,444	134,985	117,216	117,370	61,691
Loans and advances to customers	10	177,288	194,508	142,889	119,541	120,168	68,760
Debt securities subject to repurchase agreements	27	17,212	28,008	30,647	—	—	—
Other debt securities		5,716	6,907	10,358	2,496	2,523	3,691
Debt securities	15	22,928	34,915	41,005	2,496	2,523	3,691
Equity shares	16	923	898	928	15	10	10
Investments in Group undertakings	17	—	—	—	5,412	5,083	7,235
Settlement balances		3,241	2,362	2,468	81	83	78
Amounts due from holding company and subsidiaries	14	1,931	2,532	2,452	1,540	2,113	1,755
Other derivatives	14	1,586	2,254	2,745	1,102	1,799	2,057
Derivatives	14	3,517	4,786	5,197	2,642	3,912	3,812
Intangible assets	18	797	736	812	489	427	389
Property, plant and equipment	19	1,754	2,048	2,982	761	785	815
Deferred tax	23	2,253	1,342	1,170	1,285	949	601
Prepayments, accrued income and other assets	20	1,415	1,820	2,553	177	735	1,420
Total assets		353,460	380,737	368,123	223,179	216,511	194,472

Liabilities
Amounts due to holding company and subsidiaries	10	24,526	43,791	39,971	7,606	21,249	11,984
Other deposits by banks	10	11,388	14,393	14,758	3,485	2,793	4,087
Deposits by banks	10	35,914	58,184	54,729	11,091	24,042	16,071
Amounts due to subsidiaries	10	21,881	5,897	3,634	22,066	6,026	3,734
Other customer accounts	10	245,991	258,090	251,076	167,090	161,623	150,468
Customer accounts	10	267,872	263,987	254,710	189,156	167,649	154,202
Debt securities in issue	10	2,111	3,966	4,239	—	—	—
Settlement balances	10	4,027	2,755	2,911	73	38	11
Short positions	21	8,254	11,840	13,482	—	—	—
Amounts due to holding company and subsidiaries	14	3,526	4,980	5,119	2,788	3,986	3,771
Other derivatives	14	552	575	973	196	423	481
Derivatives	14	4,078	5,555	6,092	2,984	4,409	4,252
Accruals, deferred income and other liabilities	22	6,550	3,842	5,504	2,556	1,595	2,844
Retirement benefit liabilities	4	2,976	5,193	3,676	2,683	4,895	3,548
Amounts due to holding company	10	5,700	5,780	6,114	4,413	4,412	4,415
Other subordinated liabilities	10	1,828	1,847	1,888	1,693	1,711	1,749
Subordinated liabilities	24	7,528	7,627	8,002	6,106	6,123	6,164
Total liabilities		339,310	362,949	353,345	214,649	208,751	187,092

Non-controlling interests		1,278	1,257	1,272	—	—	—
Owners’ equity	25	12,872	16,531	13,506	8,530	7,760	7,380
Total equity		14,150	17,788	14,778	8,530	7,760	7,380

Total liabilities and equity		353,460	380,737	368,123	223,179	216,511	194,472

*Restated

The accompanying notes on pages 172 to 253, the accounting policies on pages 160 to 170 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 145 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 26 March 2014 and signed on its behalf by:

Philip Hampton                                                         Ross McEwan                                                                         Nathan Bostock

Chairman                                                                 Group Chief Executive                                                            Group Finance Director

National Westminster Bank Plc

Registration No. 929027

NATWEST 2013

Statement of changes in equity for the year ended 31 December 2013

	Group			Bank
	2013	2012*	2011*	2013	2012*	2011*
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium
At 1 January and 31 December	2,225	2,225	2,225	2,225	2,225	2,225

Available-for-sale reserve
At 1 January	21	5	8	3	4	6
Unrealised gains/(losses)	40	10	(19)	5	(2)	(3)
Realised losses/(gains)	2	7	13	(1)	—	—
Tax	(8)	(1)	3	(1)	1	1
At 31 December	55	21	5	6	3	4

Cash flow hedging reserve
At 1 January	(10)	(14)	(15)	(10)	(14)	(16)
Amount recognised in equity	(1)	—	—	(1)	—	—
Amount transferred from equity to earnings	6	6	3	6	6	4
Tax	(1)	(2)	(2)	(1)	(2)	(2)
At 31 December	(6)	(10)	(14)	(6)	(10)	(14)

Foreign exchange reserve
At 1 January	842	1,063	1,317	(9)	(9)	(9)
Retranslation of net assets	83	(250)	(250)	(1)	—	—
Foreign currency gains/(losses) on hedges of net assets	2	29	(4)	—	—	—
At 31 December	927	842	1,063	(10)	(9)	(9)

Capital redemption reserve
At 1 January and 31 December	647	647	647	647	647	647

Retained earnings
At 1 January	11,128	7,902	6,875	3,226	2,849	1,436
Loss attributable to ordinary shareholders	(5,963)	(3,252)	(3,902)	(1,412)	(6,301)	(3,603)
Capital contribution	2,070	8,050	5,200	2,070	8,050	5,200
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	314	(1,870)	(258)	302	(1,688)	(163)
- tax	(204)	304	(3)	(196)	316	(21)
Share-based payments - tax	1	(6)	(10)	—	—	—
At 31 December	7,346	11,128	7,902	3,990	3,226	2,849
Owners' equity at 31 December	12,872	16,531	13,506	8,530	7,760	7,380

*Restated

NATWEST 2013

Statement of changes in equity for the year ended 31 December 2013

	Group			Bank
	2013	2012*	2011*	2013	2012*	2011*
	£m	£m	£m	£m	£m	£m
Non-controlling interests
At 1 January	1,257	1,272	1,315	—	—	—
Currency translation adjustments and other movements	21	(16)	(12)	—	—	—
Profit attributable to non-controlling interests	—	—	8	—	—	—
Equity raised	—	1	—	—	—	—
Equity withdrawn and disposals	—	—	(39)	—	—	—
At 31 December	1,278	1,257	1,272	—	—	—

Total equity at 31 December	14,150	17,788	14,778	8,530	7,760	7,380

Total comprehensive loss recognised in the statement
of changes in equity is attributable to:
Non-controlling interests	21	(16)	(4)	—	—	—
Ordinary shareholders	(5,730)	(5,019)	(4,419)	(1,300)	(7,670)	(3,787)
	(5,709)	(5,035)	(4,423)	(1,300)	(7,670)	(3,787)

*Restated

The accompanying notes on pages 172 to 253, the accounting policies on pages 160 to 170 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 145 form an integral part of these financial statements.

NATWEST 2013

Cash flow statement for the year ended 31 December 2013

		Group			Bank
	Note	2013	2012*	2011*	2013	2012*	2011*
		£m	£m	£m	£m	£m	£m
Operating activities
Operating loss before tax		(6,805)	(3,299)	(4,494)	(1,538)	(6,815)	(4,153)
Adjustments for:
Depreciation and amortisation		214	213	218	128	132	132
Write-down of goodwill and other intangible assets		2	117	—	—	—	—
Provisions for impairment losses		5,407	3,183	4,792	586	812	1,041
Loans and advances written-off net of recoveries		(1,652)	(921)	(1,285)	(937)	(704)	(1,052)
Write-down of investment in subsidiaries		—	—	—	931	5,061	2,337
Interest on subordinated liabilities		267	294	233	250	268	221
Charge for defined benefit pension schemes		261	170	206	211	111	156
Cash contribution to defined benefit pension schemes		(504)	(551)	(550)	(411)	(452)	(452)
Gain on redemption of own debt		(239)	—	(251)	—	—	—
Elimination of foreign exchange differences		262	1,469	(40)	2	131	95
Other non-cash items		2,105	24	128	114	377	382
Net cash (outflow)/inflow from trading activities		(682)	699	(1,043)	(664)	(1,079)	(1,293)
Changes in operating assets and liabilities		(2,975)	9,140	7,410	6,833	18,148	16,095
Net cash flows from operating activities before tax		(3,657)	9,839	6,367	6,169	17,069	14,802
Income taxes (paid)/received		(153)	627	453	91	596	527
Net cash flows from operating activities	31	(3,810)	10,466	6,820	6,260	17,665	15,329

Investing activities
Sale and maturity of securities		187	581	444	14	405	35
Purchase of securities		(149)	(120)	(61)	—	—	—
Sale of property, plant and equipment		209	838	120	15	24	5
Purchase of property, plant and equipment		(109)	(152)	(287)	(57)	(18)	(93)
Net investment in business interests and intangible assets	32	162	(59,365)	(98)	(1,262)	(62,287)	(3,873)
Net cash flows from investing activities		300	(58,218)	118	(1,290)	(61,876)	(3,926)

Financing activities
Issue of subordinated liabilities		—	—	894	—	—	700
Proceeds of non-controlling interests issued		—	1	—	—	—	—
Capital contribution		2,070	8,050	5,200	2,070	8,050	5,200
Redemption of non-controlling interests		—	—	(39)	—	—	—
Repayment of subordinated liabilities		(93)	(295)	(431)	—	—	(431)
Interest on subordinated liabilities		(269)	(299)	(238)	(258)	(271)	(226)
Net cash flows from financing activities		1,708	7,457	5,386	1,812	7,779	5,243
Effects of exchange rate changes on cash and cash equivalents		(198)	(1,574)	(190)	(6)	(121)	(116)

Net (decrease)/increase in cash and cash equivalents		(2,000)	(41,869)	12,134	6,776	(36,553)	16,530
Cash and cash equivalents at 1 January		103,882	145,751	133,617	63,800	100,353	83,823
Cash and cash equivalents at 31 December	35	101,882	103,882	145,751	70,576	63,800	100,353

*Restated

The accompanying notes on pages 172 to 253, the accounting policies on pages 160 to 170 and the audited sections of the Financial review: Risk and balance sheet management on pages 16 to 145 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts

The accounts are prepared on a going concern basis (see the Report of the directors, page 148) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The Bank is incorporated in the UK and registered in England and its accounts are presented in accordance with the Companies Act 2006. With the exception of investment property and certain financial instruments as described in the Accounting policies 8, 13, 15 and 17 below, the accounts are presented on an historical cost basis.

The Group adopted a number of new and revised IFRSs effective 1 January 2013:

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

IFRS 11 ‘Joint Arrangements’, which supersedes IAS 31 ‘Interests in Joint Ventures’, distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 ‘Separate Financial Statements’ comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 ‘Investments in Associates and Joint Ventures’ covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 ‘Disclosure of Interests in Other Entities’ mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

IFRS 13 ‘Fair Value Measurement’ sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements.

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

‘Annual Improvements 2009-2011 Cycle’ also made a number of minor changes to IFRSs.

Implementation of the standards and amendments to standards above has not had a material effect on the financial statements of the Group or the company.

IAS 19 ‘Employee Benefits’ (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in a decrease in the loss after tax of £24 million for the year ended 31 December 2012 (2011 - £50 million increase) and a decrease in other comprehensive income after tax of £1.6 billion (2011 - £0.3 billion). As at 31 December 2012, the net pension liability increased by £5.3 billion (2011 - £3.5 billion), owners’ equity reduced by £4.2 billion (2011 - £2.6 billion) and net deferred tax asset increased by £1.2 billion (2011 - £0.9 billion). Prior periods have been restated accordingly. For further details on the effect of the restatement refer to Note 4 on pages 176 to181.

2. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain structured entities) that are controlled by the Group. The Group controls another entity (a subsidiary) when it is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over the other entity; power generally arises from holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary is included in the consolidated financial statements from the date it is controlled by the Group until the date the Group ceases to control it through a sale or a significant change in circumstances. Changes in the Group’s interest in a subsidiary that do not result in the Group ceasing to control that subsidiary are accounted for as equity transactions.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

Accounting policies

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

For defined benefit schemes, the defined benefit obligation is measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. The difference between scheme assets and scheme liabilities - the net defined benefit asset or liability - is recognised in the balance sheet. A defined benefit asset is limited to the present value of any economic benefits available to the Group in the form of refunds from the plan or reduced contributions to it.

The charge to profit or loss for pension costs (recorded in operating expenses) comprises:

•          the current service cost

•          interest, computed at the rate used to discount scheme liabilities, on the net defined benefit liability or asset

•          past service cost resulting from a scheme amendment or curtailment

•          gains or losses on settlement

A curtailment occurs when the Group significantly reduces the number of employees covered by a plan. A plan amendment occurs when the Group introduces, or withdraws, a defined benefit plan or changes the benefits payable under an existing defined benefit plan. Past service cost may be either positive (when benefits are introduced or changed so that the present value of the defined benefit obligation increases) or negative (when benefits are withdrawn or changed so that the present value of the defined benefit obligation decreases). A settlement is a transaction that eliminates all further obligation for part or all of the benefits.

Actuarial gains and losses (i.e. gains or and losses on re-measuring of the net defined benefit asset or liability) are recognised in full in the period in which they arise in other comprehensive income.

Accounting policies

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

Computer software                  to 12 years

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

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Freehold land is not depreciated.

The estimated useful lives of the Group’s property, plant and equipment are:

Freehold buildings	50 years
Long leasehold property (leases with more than 50 years to run)	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

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

8. Investment property

Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. Investment property is not depreciated but is stated at fair value. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease in Other operating income. Lease incentives granted are recognised as an integral part of the total rental income.

Accounting policies

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

Accounting policies

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 10.

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

Accounting policies

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 10.

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

Incremental costs and related tax that are directly attributable to an equity transaction are deducted from equity.

The consideration for any ordinary shares of the company purchased by the Group (treasury shares) is deducted from equity. On the cancellation of treasury shares their nominal value is removed from equity and any excess of consideration over nominal value is treated in accordance with the capital maintenance provisions of the Companies Act. On the sale or reissue of treasury shares the consideration received and related tax are credited to equity, net of any directly attributable incremental costs.

22. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 10.

Accounting policies

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

23. Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprises cash and deposits with banks with an original maturity of less than three months together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

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

A pension asset of £77 million and a liability of £2,976 million were recognised on the balance sheet at 31 December 2013 (2012 asset - £33 million, liability - £5,193 million; 2011 asset - £4 million, liability - £3,676 million).

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as discussed in Accounting policy 5. The carrying value of goodwill as at 31 December 2013 was £182 million (2012 - £183 million; 2011 - £315 million).

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

For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the Group’s cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit’s fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an orderly transaction between market participants.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to changes in assumptions is discussed in Note 18 on page 213.

Provisions for liabilities

As set out in Note 22, at 31 December 2013 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £555 million (2012 - £499 million; 2011 - £483 million), Interest Rate Hedging Products, £674 million (2012 - £411 million; 2011 - nil) and other regulatory proceedings and litigation, £1,960 million (2012 - £32 million; 2011 - £20 million). Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

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

Accounting policies

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

Provisions for litigation - the Group and members of the Group are party to legal proceedings in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. The measurement and recognition of liabilities in respect of litigation involves a high degree of management judgement. Before the existence of a present obligation as the result of a past event can be confirmed, numerous facts may need to be established, involving extensive and time-consuming discovery, and novel or unsettled legal questions addressed. Once it is determined there is an obligation, assessing the probability of economic outflows and estimating the amount of any liability can be very difficult. In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Furthermore, for an individual matter, there can be a wide range of possible outcomes and often it is not practicable to quantify a range of such outcomes. The Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. A detailed description of the Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 30.

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

Deferred tax

The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £2,253 million were recognised as at 31 December 2013 (2012 - £1,342 million; 2011 - £1,170 million).

The Group has recognised deferred tax assets in respect of losses and temporary differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within five years (2012 - seven years). Deferred tax assets of £1,517 million (2012 - £984 million; 2011 - £517 million) have not been recognised in respect of tax losses carried forward where the availability of future taxable profits is uncertain. Further details about Group deferred tax assets are given in Note 23.

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

At 31 December 2013, loans and advances to customers classified as loans and receivables totalled £162,222 million (2012 - £169,344 million; 2011 - £130,546 million) and customer loan impairment provisions amounted to £17,972 million (2012 - £14,385 million; 2011 - £12,338 million). These include loan impairment provisions in respect of loans to be transferred to RBS Capital Resolution Group.  These loans are expected to be exited within three years and impairment provisions in respect of these loans have been reassessed in the light of this change in recovery strategy.

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

Accounting policies

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.  It also uses the assumptions that market participants would use when pricing the asset or liability.  In determining fair value the Group maximises the use of relevant observable inputs and minimises the use of unobservable inputs.

Where the Group manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, it measures the fair value of a group of financial assets and financial liabilities on the basis of the price that it would receive to sell a net long position (ie an asset) for a particular risk exposure or to transfer a net short position (ie a liability) for a particular risk exposure in an orderly transaction at the measurement date under current market conditions.

Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities measured at fair value to reflect the Group’s own credit standing.

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. More details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 11 on pages 193 to 203.

Accounting policies

Accounting developments

International Financial Reporting Standards

A number of IFRSs and amendments to IFRS were in issue at 31 December 2013 that had effective dates of 1 January 2014 or later.

Effective for 2014

‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in applying some of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should measure their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ align IAS 36’s disclosure requirements about recoverable amounts with IASB’s original intentions.

IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria.

The implementation of these requirements is not expected to have a material effect on the Group’s financial statements.

Effective after 2014

IAS 19 ‘Defined Benefit Plans: Employee Contributions’ was issued in November 2013.  This amendment distinguishes the accounting for employee contributions that are related to service from those that are independent of service.  It is effective for annual periods beginning on or after 1 July 2014.

Annual Improvements to IFRS 2010 - 2012 and 2011 - 2013 cycles were issued in December 2013. There are a number of minor changes to IFRS that will not have a material effect on the Group’s financial statements.  All amendments are effective for annual periods beginning on or after 1 July 2014.

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

In November 2013, the IASB published IFRS 9 ‘Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39)’.  These amendments introduce a new hedge accounting model. The classification of hedges into fair value, cash flow and net investment hedges has been retained.  The changes to the current hedge accounting framework include:

•          Hedge effectiveness testing is prospective only based on the hedging objective.

•          A risk component can be designated as the hedged item, for financial items and non-financial items, provided it is separately identifiable and reliably measureable.

•          The time value of an option, the forward element of a forward contract and any foreign currency basis spread can be excluded from the designation of a financial instrument as the hedging instrument and accounted for as hedging costs.

The amendments also:

•          revised IFRS 9 to allow an entity to elect to apply its requirement to present changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk in other comprehensive income without applying the other requirements of the standard; otherwise all phases of IFRS 9 must be applied from the same effective date.

•          removed from IFRS 9 the effective date of 1 January 2015.

At its February 2014 meeting the IASB tentatively agreed on 1 January 2018 as the effective date for IFRS 9.

IFRS 9 makes major changes to the framework for financial instrument accounting. The Group is assessing its effect which will depend on the results of IASB's reconsideration of classification and measurement and the final requirements for the impairment of financial assets expected to be published in 2014.

Notes on the accounts

1 Net interest income
	Group
	2013	2012	2011
	£m	£m	£m
Loans and advances to customers	6,570	4,492	4,665
Loans and advances to banks	823	1,700	1,358
Debt securities	90	124	160
Interest receivable	7,483	6,316	6,183

Customer accounts: demand deposits	360	398	369
Customer accounts: savings deposits	1,058	1,243	1,220
Customer accounts: other time deposits	1,519	482	540
Deposits by banks	234	995	728
Debt securities in issue	18	32	75
Subordinated liabilities	267	294	233
Internal funding of trading businesses	6	(1)	11
Interest payable	3,462	3,443	3,176

Net interest income	4,021	2,873	3,007

Notes on the accounts

2 Non-interest income	Group
	2013	2012	2011
	£m	£m	£m
Fees and commissions receivable
Payment services	757	697	742
Credit and debit card fees	606	597	581
Lending (credit facilities)	394	372	373
Investment management	353	368	402
Brokerage	323	363	412
Trade finance	17	22	50
Other	150	224	230
	2,600	2,643	2,790

Fees and commissions payable	(490)	(428)	(343)

Income from trading activities (1)
Foreign exchange	48	8	140
Interest rate	666	1,186	(440)
Credit	10	(46)	528
Equities	(3)	—	4
Other	5	2	12
	726	1,150	244

Gain on redemption of own debt (2)	239	—	251

Other operating income
Operating lease and other rental income	22	53	61
Changes in the fair value of financial assets and liabilities designated as at fair value through profit
or loss and related derivatives	1	—	48
Changes in the fair value of investment properties	(93)	(132)	(115)
(Loss)/profit on sale of securities	(1)	2	3
Profit/(loss) on sale of property, plant and equipment	12	(3)	2
Profit/(loss) on sale of subsidiaries and associates	3	(2)	45
Dividend income (3)	18	15	7
Share of profits of associated entities	9	11	10
Other income (4)	297	244	81
	268	188	142

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

(2)    In June 2013, the Group redeemed certain mortgage backed debt securities in exchange for cash resulting in gains totalling £239 million being credited to profit or loss. In June 2011, the Group redeemed certain mortgage backed debt securities in exchange for cash, resulting in gains totalling £251 million being credited to profit or loss.

(3)    Dividend income principally arises from investment in fellow subsidiaries of the RBS Group and consequently subject to the RBS Group’s capital management policy (see Note 29).

(4)    Includes income from activities other than banking.

Notes on the accounts

3 Operating expenses	Group
	2013	2012*	2011*
	£m	£m	£m
Wages, salaries and other staff costs	1,316	1,405	1,546
Bonus tax	—	—	(8)
Social security costs	79	90	98
Pension costs
- defined benefit schemes (see Note 4)	261	171	206
- curtailment and settlement gains (see Note 4)	—	(1)	—
- defined contribution schemes	27	11	21
Staff costs	1,683	1,676	1,863

Premises and equipment	375	341	376
Other administrative expenses	6,488	4,195	3,336

Property, plant and equipment (see Note 19)	138	140	149
Intangible assets (see Note 18)	76	73	69
Depreciation and amortisation	214	213	218
Write-down of goodwill and other intangible assets (see Note 18)	2	117	—
	8,762	6,542	5,793
*Restated

Note:

(1)    Includes Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs and regulatory and legal actions, which are discussed in more detail below.

Bank levy

The UK bank levy was charged at a rate of 0.13% on chargeable liabilities in excess of £20 billion, and for the RBS Group amounted to £200 million for 2013 (2012 - 0.088%, £175 million; 2011: average 0.075%, £300 million).

Payment Protection Insurance (PPI)

To reflect current experience of PPI complaints received, the Group increased its provision for PPI by £534 million in 2013 (2012 - £567 million; 2011 - £547 million), bringing the cumulative charge taken to £1.8 billion, of which £1.2 billion (68%) in redress had been paid by 31 December 2013. Of the £1.8 billion cumulative charge, £1.7 billion relates to redress and £0.1 billion to administrative expenses. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs.

Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

Interest Rate Hedging Products (IRHP) redress and related costs

Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), a charge of £425 million was booked in 2012 for redress in relation to certain interest-rate hedging products sold to small and medium-sized businesses, classified as retail clients under FSA rules. £350 million was earmarked for client redress and £75 million for administration expenses. The provision was increased in 2013 by £340 million, reflecting both higher volumes and anticipated redress payments, recalibration of our methodology based on experience during the second half of 2013 and additional administration charges. The cumulative charge for IRHP is £765 million. Of this, £625 million relates to redress and the cost of closing out hedging positions, and £140 million to administrative expenses. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision.

Notes on the accounts

3 Operating expenses continued

The Group expects to complete its review of sales of IRHP and provide basic redress to all customers who are entitled to it by the end of 2014. On 23 October 2013, the Group announced that it would split redress payments for all customers who may have been mis-sold IRHP. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

Regulatory and legal actions

The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. An additional charge of £2,009 million was booked in 2013, primarily in respect of matters related to mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions.

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes connected with acquisitions made by the Group.

	Group
	2013	2012	2011
	£m	£m	£m
Staff costs	—	—	1
Other administrative expenses	—	—	1
	—	—	2

Restructuring costs included in operating expenses comprise:	2013	2012	2011
	£m	£m	£m
Staff costs	36	61	19
Premises and equipment	4	(2)	6
Other administrative expenses	3	2	2
	43	61	27

The average number of persons employed, rounded to the nearest hundred, in the Group during the year, excluding temporary staff, was 25,800 (2012 - 26,400; 2011 - 26,900). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	2013	2012	2011
UK Retail	12,600	13,100	13,600
UK Corporate	700	800	1,000
Wealth	3,800	3,400	3,900
International Banking	500	300	200
Ulster Bank	4,700	4,400	4,400
Markets	1,900	1,800	1,900
Core	24,200	23,800	25,000
Non-Core	300	400	300
Business Services	1,100	1,200	1,500
Total	25,600	25,400	26,800

UK	19,100	19,100	19,900
USA	2,000	1,900	2,100
Europe	4,200	4,200	4,400
Rest of the World	300	200	400
Total	25,600	25,400	26,800

Notes on the accounts

4 Pensions

The Group sponsors a number of pension schemes in the UK and overseas whose assets are independent of the Group’s finances.

The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation (principally the Pension Schemes Act 1993, the Pensions Act 1995 and the Pensions Act 2004). Under UK legislation a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities. Pension fund trustees are required to: prepare a statement of funding principles; obtain regular actuarial valuations and reports; put in place a recovery plan addressing any funding shortfall; and send regular summary funding statements to members of the scheme.

The Main scheme corporate trustee is RBS Pension Trustee Limited (RBSPT) a wholly owned subsidiary of National Westminster Bank Plc. RBSPT is the legal owner of the Main scheme assets which are held separately from the assets of the Group. The Board of RBSPT comprises four trustee directors nominated by members selected from eligible active staff and pensioner members who apply and six appointed by the Group. The Board is responsible for operating the scheme in line with its formal rules and pensions law. It has a duty to act in the best interests of all scheme members, including pensioners and those who are no longer employed by the Group, but who still have benefits in the scheme.

Similar governance principles apply to the Group’s other pension schemes, although different legislative frameworks apply to the Group’s overseas schemes.

The Main scheme, accounting for 93% (2012 - 88%; 2011 - 87%) of the Group’s retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elected to make a contribution to maintain a normal pension age of 60.

The Group’s defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees making additional contributions can secure additional benefits.

Since October 2006, new UK entrants may join The Royal Bank of Scotland Retirement Savings Plan, a defined contribution pension scheme.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared at 31 December with the support of independent actuaries, using the following assumptions:

Principal actuarial assumptions (weighted average)	Group*			Bank*
	2013	2012	2011	2013	2012	2011
	%	%	%	%	%	%
Discount rate (1)	4.5	4.5	5.0	4.7	4.5	5.0
Expected return on plan assets (1)	4.5	4.5	5.0	4.7	4.5	5.0
Rate of increase in salaries	1.8	1.8	1.8	1.8	1.8	1.8
Rate of increase in pensions in payment	3.0	2.7	2.9	3.1	2.8	3.0
Inflation assumption	3.2	2.9	3.0	3.3	2.9	3.0
*Restated

Note:

(1)    The discount rate and the expected return on plan assets for the Main scheme, which make up the NatWest Bank balance, as at 31 December 2013 is 4.65%.

Notes on the accounts

4 Pensions continued

Discount rate

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 95% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed.

Prior to 2012 the discount rate was determined by reference to the upper quartile yield on the iBoxx over 15 year sterling corporate bond index, less a margin determined by reference to the shape of the yield curve and the spread of yields among the index’s constituents.

For euro defined pension obligations, a similar approach to the UK has been used at 31 December 2013. However, at longer durations, rates are derived by extrapolating yields on ‘A’ and ‘AAA’ corporate bonds to derive equivalent ‘AA’ yields. Prior to 2012, extrapolation was not used at longer durations and different criteria were used to determine the reference pool of ‘AA’ bonds.

Major classes of plan assets as a percentage of total plan assets	Group			Bank
	2013	2012	2011	2013	2012	2011
	%	%	%	%	%	%
Quoted assets
Quoted equities
- Consumer industry	4.4	3.9	4.3	4.2	4.2	4.7
- Manufacturing industry	4.2	5.2	4.9	4.0	5.6	5.3
- Energy and utilities	3.8	3.8	2.3	3.6	4.1	2.5
- Financial institutions	4.1	3.8	3.3	3.9	4.1	3.6
- Technology and telecommunications	5.0	4.6	4.3	4.7	4.9	4.8
- Other	2.9	3.0	2.8	3.5	0.5	—
Private equity	4.6	5.1	5.4	4.9	5.4	5.8
Index-linked bonds	27.7	29.3	25.2	29.0	30.7	26.1
Government fixed interest bonds	2.3	2.4	1.5	2.1	1.9	0.9
Corporate and other bonds	19.7	19.1	22.5	19.5	19.5	23.1

Unquoted assets
Corporate and other bonds	2.0	1.5	0.7	2.1	1.6	0.8
Hedge funds	5.4	2.7	2.7	5.2	2.2	2.5
Real estate	4.0	4.5	3.8	4.0	4.3	3.5
Derivatives	2.8	2.1	2.3	3.0	2.2	2.4
Cash and other assets	6.8	8.9	13.7	6.0	8.7	13.8
Equity exposure of equity futures	7.6	8.4	16.5	8.0	9.0	17.7
Cash exposure of equity futures	(7.3)	(8.3)	(16.2)	(7.7)	(8.9)	(17.5)
	100.0	100.0	100.0	100.0	100.0	100.0

Notes on the accounts

4 Pensions continued

The assets of the Main scheme, which represent 93% of plan assets at 31 December 2013 (2012 - 93%; 2011 - 94%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

The Main scheme also employs derivative instruments, where appropriate, to achieve a desired asset class exposure or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings valued on a mark-to-market basis.

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2013			2012			2011
	Notional	Fair value		Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Inflation rate swaps	6,273	258	141	5,474	20	335	2,585	67	178
Interest rate swaps	22,108	3,283	2,867	19,304	3,424	2,811	15,149	2,232	1,864
Total return swaps	187	1	—	515	6	—	2,085	169	—
Currency swaps	2,196	813	720	2,539	326	259	2,861	116	117
Credit default swaps	900	13	16	709	11	12	238	6	—
Equity and bond futures	1,904	71	2	2,109	16	17	3,745	80	10
Currency forwards	9,182	66	—	8,551	41	—	2,078	8	—
Equity and bond call options	4,102	108	63	963	94	—	814	67	4
Equity and bond put options	4,071	11	90	963	13	31	665	11	—

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads. The majority of swaps are with The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2013, the gross notional value of the swaps was £31,664 million (2012 - £28,541 million; 2011 - £22,918 million) and had a net positive fair value of £624 million (2012 - £370 million positive; 2011 - £431 million positive) to the scheme.

Collateral is required on all swap transactions with those between the banks and the Main scheme on terms that do not allow the banks to re-hypothecate. The banks had delivered £633 million of collateral at 31 December 2013 (2012 - £521 million; 2011 - £375 million).

Ordinary shares of the holding company with a fair value of £4 million (2012 - £4 million; 2011 - £3 million) are held by the Group's Main scheme which also holds other financial instruments issued by the Group with a value of £416 million (2012 - £610 million; 2011 - £424 million).

Post-retirement mortality assumptions (Main scheme)	2013	2012	2011
Longevity at age 60 for current pensioners (years)
Males	27.6	27.3	27.2
Females	29.5	29.2	29.1

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	28.6	29.4	29.3
Females	30.8	31.0	30.9

Notes on the accounts

4 Pensions continued	Group			Bank
Changes in value of net pension deficit*		Present value			Present value
	Fair value	of defined		Fair value	of defined
	of plan	benefit	Net pension	of plan	benefit	Net pension
	assets	obligations	deficit	assets	obligations	deficit
	£m	£m	£m	£m	£m	£m
At 1 January 2012	22,564	26,236	3,672	21,111	24,659	3,548
Currency translation and other adjustments	(20)	(21)	(1)	—	—	—
Income statement
Expected return	1,093	—	(1,093)	1,028	—	(1,028)
Interest cost	—	1,200	1,200	—	1,129	1,129
Current service cost	—	308	308	—	266	266
Less direct contributions from other scheme members	—	(326)	(326)	—	(338)	(338)
Past service costs	—	82	82	—	82	82
Gains on settlements and curtailments	—	(1)	(1)	—	—	—
	1,093	1,263	170	1,028	1,139	111
Statement of comprehensive income
- Experience gains and losses	374	228	(146)	301	233	(68)
- Actuarial gains and losses due to changes in financial assumptions	—	2,010	2,010	—	1,750	1,750
- Actuarial gains and losses due to changes in demographic assumptions	—	6	6	—	6	6
	374	2,244	1,870	301	1,989	1,688
Transfer from fellow subsidiary	22	22	—	—	—	—
Contributions by employer	551	—	(551)	452	—	(452)
Contributions by plan participants and other scheme members	319	319	—	322	322	—
Benefits paid	(825)	(825)	—	(773)	(773)	—
At 1 January 2013	24,078	29,238	5,160	22,441	27,336	4,895
Currency translation and other adjustments	15	21	6	—	—	—
Income statement
Expected return	1,076	—	(1,076)	1,011	—	(1,011)
Interest cost	—	1,210	1,210	—	1,137	1,137
Current service cost	—	341	341	—	296	296
Less direct contributions from other scheme members	—	(219)	(219)	—	(226)	(226)
Past service costs	—	5	5	—	15	15
	1,076	1,337	261	1,011	1,222	211
Statement of comprehensive income
- Experience gains and losses	1,022	(154)	(1,176)	986	(102)	(1,088)
- Actuarial gains and losses due to changes in financial assumptions	—	624	624	—	562	562
- Actuarial gains and losses due to changes in demographic assumptions	—	238	238	—	224	224
	1,022	708	(314)	986	684	(302)
Settlement of liability with RBS plc	—	(1,710)	(1,710)	—	(1,710)	(1,710)
Contributions by employer	504	—	(504)	411	—	(411)
Contributions by plan participants and other scheme members	249	249	—	246	246	—
Benefits paid	(879)	(879)	—	(823)	(823)	—
At 31 December 2013	26,065	28,964	2,899	24,272	26,955	2,683

Group*				Bank*
Net pension deficit comprises	2013	2012	2011	2013	2012	2011
£m	£m	£m		£m	£m	£m
Net assets of schemes in surplus (included in Prepayments,
accrued income and other assets, Note 20)	(77)	(33)	(4)	—	—	—
Net liabilities of schemes in deficit	2,976	5,193	3,676	2,683	4,895	3,548
2,899	5,160	3,672		2,683	4,895	3,548
*Restated

Notes on the accounts

4 Pensions continued

RBS Group and the Trustees of the Main scheme agreed the funding valuation as at 31 March 2010 in 2011. It showed that the value of liabilities exceeded the value of assets by £3.5 billion as at 31 March 2010, a ratio of assets to liabilities of 84%. In order to eliminate this deficit, RBS Group agreed to pay additional contributions each year over the period 2011 to 2018. These contributions started at £375 million per annum in 2011, increasing to £400 million per annum in 2013 and from 2016 onwards will be further increased in line with price inflation. These contributions are in addition to the regular annual contributions of around £250 million for future accrual benefits.

A funding valuation as at 31 March 2013 is currently in progress and is expected to be concluded by 30 June 2014.

The Group expects contributions to total £720 million (Bank - £633 million) for its defined benefit pension schemes in 2014.

The weighted average duration of the Main Scheme’s defined benefit obligation at 31 December 2013 is 18.0 years (2012 - 19.2 years; 2011 - 18.2 years).

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme):

	2013	2012	2011
	%	%	%
Active	19.5	23.8	24.8
Deferred	38.4	32.4	30.9
Pensioner	42.1	43.8	44.3
	100.0	100.0	100.0

	Group*					Bank*
History of defined benefit schemes	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	26,065	24,078	22,564	20,541	17,853	24,272	22,441	21,111	19,110	16,603
Present value of defined benefit obligations	28,964	29,238	26,236	24,302	21,908	26,955	27,336	24,659	22,791	20,365
Net deficit	2,899	5,160	3,672	3,761	4,055	2,683	4,895	3,548	3,681	3,762

Experience gains/(losses) on plan liabilities	154	(228)	(213)	(842)	165	102	(233)	(208)	(858)	135
Experience gains on plan assets	1,022	374	855	1,887	1,155	986	301	935	1,830	1,065
Actual return on pension schemes assets	2,098	1,467	1,957	2,900	2,150	1,997	1,329	1,966	2,779	2,002
Actual return on pension schemes assets - %	8.7%	6.5%	9.5%	16.2%	13.5%	8.9%	6.3%	10.3%	16.7%	13.5%

*Restated

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Group						Bank
	(Decrease)/increase						(Decrease)/increase
	in pension cost			in obligation			in pension cost			in obligation
	for year			at 31 December			for year			at 31 December
	2013	2012*	2011*	2013	2012	2011	2013	2012*	2011*	2013	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(72)	(71)	(70)	(1,271)	(1,274)	(1,079)	(66)	(66)	(65)	(1,187)	(1,199)	(1,019)
0.25% increase in inflation	56	63	62	955	1,075	973	52	60	59	895	995	911
0.25% additional rate of increase in	45	42	40	808	735	656	42	39	37	758	690	618
pensions in payment
0.25% additional rate of increase in	19	21	21	345	306	292	18	20	21	329	297	285
deferred pensions
0.25% additional rate of increase in	12	8	9	104	118	73	9	6	6	83	95	56
salaries
Longevity increase of one year	37	35	36	765	677	590	35	33	34	728	647	566

*Restated

Notes on the accounts

4 Pensions continued

Pension costs and liabilities are calculated on the central assumptions and under the relevant sensitivity scenarios.  The sensitivity to pension costs/liabilities is the difference between these calculations.

The financial statements were restated on implementation of IAS 19 'Employee Benefits' (revised). The effect of the restatement is summarised below.
	2012			2011
	As previously			As previously
	reported	Adjustments	Restated	reported	Adjustments	Restated
	£m	£m	£m	£m	£m	£m
Consolidated income statement
Staff costs	1,699	(23)	1,676	1,796	67	1,863
Tax credit	46	1	47	583	17	600
Loss for the year	(3,276)	24	(3,252)	(3,844)	(50)	(3,894)

Consolidated statement of comprehensive income
Actuarial losses on defined benefit plans
- gross	—	(1,870)	(1,870)	—	(258)	(258)
- tax	—	304	304	—	(3)	(3)
Currency translation	(239)	2	(237)	(267)	1	(266)
Total comprehensive loss for the year	(3,495)	(1,540)	(5,035)	(4,113)	(310)	(4,423)

Balance sheet
Deferred tax assets	384	958	1,342	579	591	1,170
Prepayments, accrued income and other assets	2,005	(185)	1,820	2,573	(20)	2,553
Retirement benefit liabilities	44	5,149	5,193	207	3,469	3,676
Deferred tax liabilities	245	(207)	38	289	(269)	20
Owners' equity	20,700	(4,169)	16,531	16,135	(2,629)	13,506

5 Auditor’s remuneration

Amounts paid to the Group’s auditor for statutory audit and other services are set out below.

	Group
	2013	2012
	£m	£m
Fees payable for the audit of the Group’s annual accounts	1.2	1.3
Fees payable to the auditor and its associates for other services to the Group
- the audit of the company’s subsidiaries	1.4	1.4
- audit related assurance services
Total audit fees	2.6	2.7
Tax services	—	—
Other assurance services (1)	0.1	0.2
Total other services	0.1	0.2
Total	2.7	2.9

Note:

(1) Comprises fees of £0.1 million (2012 - £0.2 million) in respect of Ulster Bank relating to pension schemes and the customer charter.

Notes on the accounts

6 Tax	Group
	2013	2012*	2011*
	£m	£m	£m
Current tax
Credit for the year	28	185	571
(Under)/over provision in respect of prior years	(345)	65	241
	(317)	250	812
Deferred tax
Credit/(charge) for the year	754	(169)	—
Over/(under) provision in respect of prior years	405	(34)	(212)
Tax credit for the year	842	47	600

The actual tax credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 23.25% (2012 - 24.5%; 2011 - 26.5%) as follows:

	2013	2012*	2011*
	£m	£m	£m
Expected tax credit	1,582	808	1,191
Losses in year where no deferred tax asset recognised	(496)	(265)	(290)
Foreign profits taxed at other rates	(133)	(277)	(355)
UK tax rate change impact (1)	(49)	19	12
Non-deductible goodwill impairment	—	(29)	—
Items not allowed for tax
- losses on disposal and write-downs	—	(6)	(5)
- regulatory and legal actions	(53)	—	—
- other disallowable items	(76)	(45)	(21)
Non-taxable items
- gain on sale of Global Merchant Services	—	—	12
- other non-taxable items	9	11	21
Taxable foreign exchange movements	(2)	3	4
Group relief at non-standard rates	—	—	2
Reduction in carrying value of deferred tax asset in respect of losses in Ireland	—	(203)	—
Adjustments in respect of prior years	60	31	29
Actual tax credit	842	47	600

*Restated

Note:

(1)    In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest enacted rate standing at 21% with effect from 1 April 2014 and 20% with effect from 1 April 2015. The closing deferred tax assets and liabilities have been calculated in accordance with the rates enacted at the balance sheet date.

Notes on the accounts

7 Profit attributable to preference shareholders
	Group
	2013	2012	2011
	£m	£m	£m
9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series C	12	12	11
	25	25	24

Note:

(1)    In accordance with IAS 32, the Group’s preference share issues are included in subordinated liabilities and the related finance cost in interest payable.

8 Ordinary dividends

The Bank did not pay an ordinary dividend in 2013, 2012 or 2011.

9 Loss dealt with in the accounts of the Bank

As permitted by section 408(3) of the Companies Act 2006, no income statement for the Bank has been presented as a primary financial statement. Of the loss attributable to ordinary shareholders, £1,412 million loss (2012 - £6,301 million loss; 2011 - £3,603 million loss) has been dealt with in the accounts of the Bank.

Notes on the accounts

10 Financial instruments - classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Group
		Designated					Non	Total
		as at fair value			Other financial		financial
	Held-for-	through profit	Available-	Loans and	instruments	Finance	assets/
	trading	or loss	for-sale	receivables	(amortised cost)	leases	liabilities
2013	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	2,493				2,493
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	14,071	2,299	—	111,114				127,484
- reverse repos	4,066	—	—	231				4,297
- other (1)	—	—	—	5,070				5,070
Loans and advances to customers
- amounts due from fellow subsidiaries	545	—	—	1,422				1,967
- reverse repos	14,199	—	—	—				14,199
- other	216	—	—	160,800		106		161,122
Debt securities (2)	20,044	1,251	383	1,250				22,928
Equity shares	34	2	887	—				923
Settlement balances	—	—	—	3,241				3,241
Derivatives
- amounts due from holding company and fellow subsidiaries	1,931							1,931
- other	1,586							1,586
Intangible assets							797	797
Property, plant and equipment							1,754	1,754
Deferred tax							2,253	2,253
Prepayments, accrued income and other assets	—	—	—	—			1,415	1,415
	56,692	3,552	1,270	285,621		106	6,219	353,460
Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	10,213	—			14,313			24,526
- repos	5,137	—			1,874			7,011
- other (3)	30	—			4,347			4,377
Customer accounts
- amounts due to fellow subsidiaries	34	1,251			20,596			21,881
- repos	28,248	—			—			28,248
- other (4)	42	4,435			213,266			217,743
Debt securities in issue (5)	—	—			2,111			2,111
Settlement balances	—	—			4,027			4,027
Short positions	8,254	—			—			8,254
Derivatives
- amounts due to holding company and fellow subsidiaries	3,526				—			3,526
- other	552				—			552
Accruals, deferred income and other liabilities	—	—			635	—	5,915	6,550
Retirement benefit liabilities					—		2,976	2,976
Subordinated liabilities
- amounts due to holding company	—	—			5,700			5,700
- other	—	—			1,828			1,828
	56,036	5,686			268,697	—	8,891	339,310
Equity								14,150
								353,460
For the notes to this table refer to page 187.

Notes on the accounts

10 Financial instruments - classification continued
	Group
		Designated					Non	Total
		as at fair value			Other financial		financial
	Held-for-	through profit	Available-	Loans and	instruments	Finance	assets/
	trading	or loss	for-sale	receivables	(amortised cost)	leases	liabilities
2012	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	2,298				2,298
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	18,878	2,497	—	103,752				125,127
- reverse repos	4,331	—	—	375				4,706
- other (1)	7	—	—	5,184				5,191
Loans and advances to customers
- amounts due from fellow subsidiaries	1,676	—	—	1,388				3,064
- reverse repos	22,811	—	—	—				22,811
- other	502	55	—	167,956		120		168,633
Debt securities (2)	31,900	1,266	488	1,261				34,915
Equity shares	32	—	866	—				898
Settlement balances	—	—	—	2,362				2,362
Derivatives
- amounts due from holding company	2,532							2,532
- other	2,254							2,254
Intangible assets							736	736
Property, plant and equipment							2,048	2,048
Deferred tax							1,342	1,342
Prepayments, accrued income and other assets	—	—	—	—			1,820	1,820
	84,923	3,818	1,354	284,576		120	5,946	380,737

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	11,199	43			32,549			43,791
- repos	8,862	—			1,884			10,746
- other (3)	30	—			3,617			3,647
Customer accounts
- amounts due to fellow subsidiaries	159	1,266			4,472			5,897
- repos	44,395	—			—			44,395
- other (4)	15	4,521			209,159			213,695
Debt securities in issue (5)	—	—			3,966			3,966
Settlement balances	—	—			2,755			2,755
Short positions	11,840	—						11,840
Derivatives
- amounts due to holding company	4,980							4,980
- other	575							575
Accruals, deferred income and other liabilities	—	—			578	—	3,264	3,842
Retirement benefit liabilities							5,193	5,193
Subordinated liabilities
- amounts due to holding company	—	—			5,780			5,780
- other	—	—			1,847			1,847
	82,055	5,830			266,607	—	8,457	362,949
Equity								17,788
								380,737
For the notes to this table refer to page 187.

Notes on the accounts

10 Financial instruments - classification continued
	Group
		Designated					Non	Total
		as at fair value			Other financial		financial
	Held-for-	through profit	Available-	Loans and	instruments	Finance	assets/
	trading	or loss	for-sale	receivables	(amortised cost)	leases	liabilities
2011	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,918				1,918
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	20,010	2,354	—	129,083				151,447
- reverse repos	4,443	—	—	3,087				7,530
- other (1)	6	—	—	7,218				7,224
Loans and advances to customers
- amounts due from fellow subsidiaries	889	—	—	7,015				7,904
- reverse repos	10,950	—	—	6,423				17,373
- other	355	90	—	117,108		59		117,612
Debt securities (2)	36,521	2,043	777	1,664				41,005
Equity shares	51	23	854	—				928
Settlement balances	—	—	—	2,468				2,468
Derivatives
- amounts due from holding company and fellow subsidiaries	2,452							2,452
- other	2,745							2,745
Intangible assets							812	812
Property, plant and equipment							2,982	2,982
Deferred tax							1,170	1,170
Prepayments, accrued income and other assets	—	—	—	32			2,521	2,553
	78,422	4,510	1,631	276,016		59	7,485	368,123

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	7,077	120			32,774			39,971
- repos	1,921	—			8,247			10,168
- other (3)	31	—			4,559			4,590
Customer accounts
- amounts due to fellow subsidiaries	540	2,031			1,063			3,634
- repos	32,442	—			16,631			49,073
- other (4)	126	4,038			197,839			202,003
Debt securities in issue (5)	—	—			4,239			4,239
Settlement balances	—	—			2,911			2,911
Short positions	13,482	—						13,482
Derivatives
- amounts due to holding company and fellow subsidiaries	5,119							5,119
- other	973							973
Accruals, deferred income and other liabilities	—	—			552	—	4,952	5,504
Retirement benefit liabilities							3,676	3,676
Subordinated liabilities
- amounts due to holding company	—	—			6,114			6,114
- other	—	—			1,888			1,888
	61,711	6,189			276,817		8,628	353,345
Equity								14,778
								368,123

For the notes to this table refer to the following page.

Notes on the accounts

10 Financial instruments - classification continued
The above includes amounts due from/to:
	Group
	2013		2012		2011
	Holding	Fellow	Holding	Fellow	Holding	Fellow
	company	subsidiaries	company	subsidiaries	company	subsidiaries
	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	119,179	8,305	123,329	1,798	151,226	221
Derivatives	1,921	10	2,532	—	2,445	7

Liabilities
Deposits by banks	23,491	1,035	42,962	829	39,417	554
Derivatives	3,525	1	4,980	—	5,116	3

Notes:

(1)    Includes items in the course of collection from other banks of £1,158 million (2012 - £1,241 million; 2011 - £1,170 million).

(2)    Debt securities balances with Group companies are shown on page 96.

(3)    Includes items in the course of transmission to other banks of £661 million (2012 - £630 million; 2011 - £528 million).

(4)    The carrying amount of other customer accounts designated as at fair value through profit or loss is £346 million (2012 - £226 million; 2011 - £84 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(5)    Comprises bonds and medium term notes of £1,890 million (2012 - £3,217 million; 2011- £3,472 million) and certificates of deposit and other commercial paper of £221 million (2012 - £749 million; 2011 - £767 million).

Amounts included in the consolidated income statement:
	Group
	2013	2012	2011
	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	1	—	48
Gains on disposal or settlement of loans and receivables	1	—	—

Notes on the accounts

10 Financial instruments - classification continued
	Bank
		Designated					Non	Total
		as at fair value			Other financial		financial
	Held-for-	through profit	Available-	Loans and	instruments	Finance	assets/
	trading	or loss	for-sale	receivables	(amortised cost)	leases	liabilities
2013	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	734				734
Loans and advances to banks
- amounts due from holding company and subsidiaries	245	2,258	—	84,373				86,876
- other (1)	—	—	—	2,670				2,670
Loans and advances to customers
- amounts due from subsidiaries	61	—	—	2,264				2,325
- other	73	—	—	117,140		3		117,216
Debt securities (2)	—	1,251	—	1,245				2,496
Equity shares	2	—	13	—				15
Investment in group undertakings	—	—	—	—			5,412	5,412
Settlement balances	—	—	—	81				81
Derivatives
- amounts due from holding company and fellow subsidiaries	1,540							1,540
- other	1,102							1,102
Intangible assets							489	489
Property, plant and equipment							761	761
Deferred tax							1,285	1,285
Prepayments, accrued income and other assets	—	—	—	—			177	177
	3,023	3,509	13	208,507		3	8,124	223,179

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	4,298	—			3,308			7,606
- other (3)	5	—			3,480			3,485
Customer accounts
- amounts due to fellow subsidiaries	27	1,251			20,788			22,066
- other (4)	42	2,258			164,790			167,090
Settlement balances	—	—			73			73
Derivatives
- amounts due to holding company and subsidiaries	2,788				—			2,788
- other	196				—			196
Accruals, deferred income and other liabilities	—	—			—	—	2,556	2,556
Retirement benefit liabilities							2,683	2,683
Subordinated liabilities
- amounts due to holding company	—	—			4,413			4,413
- other	—	—			1,693			1,693
	7,356	3,509			198,545	—	5,239	214,649
Equity								8,530
								223,179
For the notes to this table refer to page 191.

Notes on the accounts

10 Financial instruments - classification continued
	Bank
		Designated					Non	Total
		as at fair value			Other financial		financial
	Held-for-	through profit	Available-	Loans and	instruments	Finance	assets/
	trading	or loss	for-sale	receivables	(amortised cost)	leases	liabilities
2012	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	921				921
Loans and advances to banks
- amounts due from holding company and subsidiaries	95	2,448	—	75,897				78,440
- other (1)	—	—	—	2,475				2,475
Loans and advances to customers
- amounts due from subsidiaries	98	—	—	2,700				2,798
- other	38	—	—	117,323		9		117,370
Debt securities (2)	—	1,266	—	1,257				2,523
Equity shares	2	—	8	—				10
Investment in group undertakings	—	—	—	—			5,083	5,083
Settlement balances	—	—	—	83				83
Derivatives
- amounts due from holding company and subsidiaries	2,113							2,113
- other	1,799							1,799
Intangible assets							427	427
Property, plant and equipment							785	785
Deferred Tax							949	949
Prepayments, accrued income and other assets	—	—	—	—			735	735
	4,145	3,714	8	200,656		9	7,979	216,511

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	2,139	—			19,110			21,249
- other (3)	5	—			2,788			2,793
Customer accounts
- amounts due to subsidiaries	161	1,266			4,599			6,026
- other (4)	13	2,448			159,162			161,623
Settlement balances	—	—			38			38
Derivatives
- amounts due to holding company	3,986							3,986
- other	423							423
Accruals, deferred income and other liabilities	—	—			—	—	1,595	1,595
Retirement benefit liabilities							4,895	4,895
Subordinated liabilities
- amounts due to holding company	—	—			4,412			4,412
- other	—	—			1,711			1,711
	6,727	3,714			191,820	—	6,490	208,751
Equity								7,760
								216,511
For the notes to this table refer to page 191.

Notes on the accounts

10 Financial instruments - classification continued
	Bank
		Designated				Non	Total
		as at fair value			Other financial	financial
	Held-for-	through profit	Available-	Loans and	instruments	assets/
	trading	or loss	for-sale	receivables	(amortised cost)	liabilities
2011	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	917			917
Loans and advances to banks
- amounts due from holding company and subsidiaries	37	2,283	—	102,025			104,345
- other (1)	—	—	—	2,399			2,399
Loans and advances to customers
- amounts due from subsidiaries	54	—	—	7,015			7,069
- other	102	—	—	61,589			61,691
Debt securities (2)	—	2,030	2	1,659			3,691
Equity shares	—	—	10	—			10
Investment in group undertakings	—	—	—	—		7,235	7,235
Settlement balances	—	—	—	78			78
Derivatives
- amounts due from holding company	1,755						1,755
- other	2,057						2,057
Intangible assets						389	389
Property, plant and equipment						815	815
Deferred tax						601	601
Prepayments, accrued income and other assets	—	—	—	—		1,420	1,420
	4,005	4,313	12	175,682		10,460	194,472

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	1,356	13			10,615		11,984
- other (3)	13	—			4,074		4,087
Customer accounts
- amounts due to subsidiaries	539	2,031			1,164		3,734
- other (4)	20	2,270			148,178		150,468
Settlement balances	—	—			11		11
Derivatives
- amounts due to holding company and subsidiaries	3,771						3,771
- other	481						481
Accruals, deferred income and other liabilities	—	—			—	2,844	2,844
Retirement benefit liabilities						3,548	3,548
Subordinated liabilities
- amounts due to holding company	—	—			4,415		4,415
- other	—	—			1,749		1,749
	6,180	4,314			170,206	6,392	187,092
Equity							7,380
							194,472
For the notes to this table refer to the following page.

Notes on the accounts

10 Financial instruments - classification continued
The above includes amounts due from/to:
	Bank
	2013			2012			2011
	Holding	Fellow		Holding	Fellow		Holding	Fellow
	company	subsidiaries	Subsidiaries	company	subsidiaries	Subsidiaries	company	subsidiaries	Subsidiaries
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	85,095	841	940	77,657	738	45	104,228	16	101
Loans and advances to customers	—	—	2,325	—	—	2,798	—	5,775	1,294
Derivatives	1,530	10	—	2,111	—	2	1,755	—	—

Liabilities
Deposits by banks	6,266	1,035	305	20,848	339	62	11,636	335	13
Customer accounts	—	22,066	—	—	5,781	245	—	3,490	244
Derivatives	2,786	—	2	3,986	—	—	3,769	—	2

Notes:

(1)    Includes items in the course of collection from other banks of £1,046 million (2012 - £1,074 million; 2011 - £1,007 million).

(2)    Debt securities balances with Group companies are shown on page 96.

(3)    Includes items in the course of transmission to other banks of £402 million (2012 - £399 million; 2011 - £405 million).

(4)    The carrying amount of other customer accounts designated as at fair value through the profit or loss is £349 million (2012 - £255 million; 2011 - £148 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

The tables below present information on financial assets and liabilities that are offset in the balance sheet under IFRS or subject to enforceable master netting agreements only, together with financial collateral received or given.

	Group
				Effect of		Net amount
2013				master netting		after the effect of
		IFRS		agreement/similar	Financial	netting arrangements
	Gross	offset	Balance sheet	agreements	collateral	and related collateral
	£m	£m	£m	£m	£m	£m
Assets
Derivatives	2,368	(224)	2,144	(1,835)	—	309
Reverse repurchase agreements	40,028	(21,770)	18,258	(4,060)	(14,109)	89
Settlement balances	2,313	(2,035)	278	(262)	—	16
	44,709	(24,029)	20,680	(6,157)	(14,109)	414

Liabilities
Derivatives	4,007	(224)	3,783	(1,835)	—	1,948
Repurchase agreements	56,333	(21,770)	34,563	(4,060)	(30,503)	—
Settlement balances	3,370	(2,035)	1,335	(262)	—	1,073
	63,710	(24,029)	39,681	(6,157)	(30,503)	3,021

2012
Assets
Derivatives	209	(184)	25	(25)	—	—
Reverse repurchase agreements	52,623	(25,482)	27,141	(2,677)	(24,464)	—
Settlement balances	3,165	(1,984)	1,181	(302)	—	879
	55,997	(27,650)	28,347	(3,004)	(24,464)	879

Liabilities
Derivatives	209	(184)	25	(25)	—	—
Repurchase agreements	79,200	(25,482)	53,718	(2,677)	(50,435)	606
Settlement balances	3,755	(1,984)	1,771	(302)	—	1,469
	83,164	(27,650)	55,514	(3,004)	(50,435)	2,075

Notes on the accounts

10 Financial instruments - classification continued
				Effect of		Net amount
2011				master netting		after the effect of
		IFRS		agreement/similar	Financial	netting arrangements
	Gross	offset	Balance sheet	agreements	collateral	and related collateral
	£m	£m	£m	£m	£m	£m
Assets
Derivatives	550	(472)	78	(78)	—	—
Reverse repurchase agreements	44,599	(19,951)	24,648	(5,379)	(19,269)	—
Settlement balances	532	—	532	(532)	—	—
	45,681	(20,423)	25,258	(5,989)	(19,269)	—

Liabilities
Derivatives	550	(472)	78	(78)	—	—
Reverse repurchase agreements	77,418	(19,951)	57,467	(5,379)	(52,088)	—
Settlement balances	532	—	532	(532)	—	—
	78,500	(20,423)	58,077	(5,989)	(52,088)	—

Reclassification of financial instruments

In 2008 and 2009, the Group and Bank reclassified financial assets from the held-for-trading (HFT) category into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended).

The tables below show the carrying value, fair value and the effect on profit or loss of these reclassifications undertaken by the Group. There have been no further reclassifications.

	Group
				Amount that
				would have been
			Amounts recognised	recognised had
	Carrying	Fair	in income statement	reclassification
	value	value	Income	not occurred
2013	£m	£m	£m	£m
Reclassified from HFT to LAR
Loans	167	165	8	5

2012
Reclassified from HFT to LAR
Loans	174	174	8	22

2011
Reclassified from HFT to LAR
Loans	280	267	17	99

Notes on the accounts

11 Financial instruments - valuation

Valuation of financial instruments carried at fair value

Control environment

Common valuation policies, procedures, frameworks and models apply across the RBS Group. Therefore for the most part, discussions on these aspects below reflect those in the RBS Group as relevant for businesses in the Group.

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

A new IPV quality hierarchy was implemented with detailed classifications linked to the fair value hierarchy principles as laid out in IFRS 13 ‘Fair value measurement’. The new hierarchy classifies IPV differences into fair value levels 1, 2 and 3 with the valuation uncertainty risk increasing as the levels rise from 1 to 3. These differences are then further classified into high, medium, low and indicative depending on the quality of the independent data available to validate the prices. Valuations are revised if they are outside agreed thresholds for each of the levels.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments, the standard is to perform IPV daily. The minimum frequency of review in the Group is monthly for exposures in the regulatory trading book and quarterly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy and performs additional independent reviews on highly subjective valuation issues for Markets and Non-Core.

In 2013, RBS Group made a significant and ongoing investment into further enhancing its control environment. This included continuing investment in global IPV and reserving tools which partly automated the IPV and reserves process into a single central portal. System developments included implementing a rules based approach which ensures consistency across portfolios and the use of hierarchy of independent data inputs.

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

RBS Group Management valuation control committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both Markets and Non-Core exposures. All material methodology changes require review and ratification by these committees The committees, which include valuation specialists representing several independent review functions, comprise Market Risk, QuaRC, Finance and senior business representatives.

The RBS Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, Markets and Non-Core Management Valuations Control Committee and other relevant issues. This committee covers key material and subjective valuation issues within the trading business and provides ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee members include the RBS Group Finance Director, the RBS Group Chief Accountant, RBS Group Global Head of Group Market Risk, Markets Chief Financial Officer, the Non-Core Chief Financial Officer, the Head of QuaRC, the Head of GPU and representation from Front Office Trading and Finance.

Valuation issue, adjustments and reserves are reported to Markets, Non-Core and Group Audit Committees. Key judgmental issues are described in reports submitted to these Audit Committees.

Market risk metrics such as value-at-risk (VaR) and stressed value-at-risk (SVaR) cover financial instruments in Markets and Non-Core. The Group has a framework to quantify those market risks not adequately captured by standard market risk framework such as VaR and SVaR - Risks not in VaR. Refer to pages 120 to 126 for details.

New products

The RBS Group has formal review procedures owned by RBS Group Operational Risk to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things, that valuation is appropriate. The scope of this process includes new business, markets, models, risks and structures.

Notes on the accounts

11 Financial instruments – valuation continued

Valuation hierarchy

There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 13. Some instruments may not easily fall into a level of the fair value hierarchy and judgment may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Business Unit Control team following the principles in IFRS. The Business Unit Control team base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument.

These initial classifications are reviewed and challenged by GPU and are also subject to senior management review. Particular attention is paid to instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

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

•          Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate, Overnight Index Swaps rate and other quoted interest rates in the swap, bond and futures markets.

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

Notes on the accounts

11 Financial instruments – valuation continued

The RBS Group may use consensus prices for the source of independent pricing for some assets. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. Markets and Non-Core contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. The sources of independent data are reviewed for quality and are applied in the IPV processes using a formalised input quality hierarchy. These adjustments reflect the Group's assessment of factors that market participants would consider in setting a price. Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, the Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation.

When establishing the fair value of a financial instrument using a valuation technique, the Group considers adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for model limitations.

Credit valuation adjustments

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures. CVA reserve at 31 December 2013 was £274 million (2012 - £194 million; 2011 - £211 million).

CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Where a positive exposure exists to a counterparty that is considered to be close to default, the CVA is calculated by applying expected losses to the current level of exposure. Otherwise, expected losses are applied to estimated potential future positive exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors.

Potential future positive exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled using the Group's core counterparty risk systems. The majority of the Group's CVA held in relation to other counterparties arises on these vanilla products together with exposures to counterparties which are considered to be close to default. The exposures arising from all other product types are modelled and assessed separately. The potential future positive exposure to each counterparty is the aggregate of the exposures arising on the underlying product types.

Expected losses are determined from market implied probabilities of default and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data do not exist, the probability of default is determined from the credit spreads and recovery levels of similarly rated entities.

Notes on the accounts

11 Financial instruments – valuation continued
Valuation hierarchy
The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2013				2012				2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances to banks
Amounts due from holding
company and fellow subsidiaries	—	16.4	—	16.4	—	21.4	—	21.4	—	22.4	—	22.4
Reverse repos	—	4.0	—	4.0	—	4.3	—	4.3	—	4.4	—	4.4
	—	20.4	—	20.4	—	25.7	—	25.7	—	26.8	—	26.8
Loans and advances to customers
Amounts due from fellow subsidiaries	—	0.6	—	0.6	—	1.7	—	1.7	—	0.9	—	0.9
Reverse repos	—	14.2	—	14.2	—	22.8	—	22.8	—	11.0	—	11.0
Other	—	0.2	—	0.2	—	0.1	0.4	0.5	—	0.3	0.2	0.5
	—	15.0	—	15.0	—	24.6	0.4	25.0	—	12.2	0.2	12.4
Debt securities
US government	9.6	0.7	—	10.3	12.1	1.6	—	13.7	15.3	2.0	—	17.3
Other government	0.2	—	—	0.2	0.3	0.1	—	0.4	0.5	—	—	0.5
Corporate	—	1.0	—	1.0	—	0.9	—	0.9	—	0.9	—	0.9
Financial institutions	0.9	9.3	—	10.2	2.0	16.4	0.3	18.7	2.1	18.3	0.2	20.6
	10.7	11.0	—	21.7	14.4	19.0	0.3	33.7	17.9	21.2	0.2	39.3
Of which ABS
RMBS (1)	—	7.7	—	7.7	—	14.5	—	14.5	—	16.0	—	16.0
CMBS (2)	—	1.6	—	1.6	—	0.9	—	0.9	—	0.7	—	0.7
CLO (3)	—	0.1	—	0.1	—	—	0.3	0.3	—	—	0.2	0.2
Other	—	0.4	—	0.4	—	0.5	—	0.5	—	0.4	—	0.4

Equity shares	—	—	0.9	0.9	—	0.1	0.8	0.9	—	0.1	0.8	0.9
Derivatives
Amounts due from holding
company and fellow subsidiaries	—	1.9	—	1.9	—	2.5	—	2.5	—	2.5	—	2.5
Other	—	1.5	0.1	1.6	0.1	2.2	—	2.3	0.2	2.5	—	2.7
	—	3.4	0.1	3.5	0.1	4.7	—	4.8	0.2	5.0	—	5.2
	10.7	49.8	1.0	61.5	14.5	74.1	1.5	90.1	18.1	65.3	1.2	84.6

Of which is classified as available- for-sale:
Debt securities
Other government	0.2	—	—	0.2	0.3	0.1	—	0.4	0.5	—	—	0.5
Corporate	—	—	—	—	—	—	—	—	—	0.1	—	0.1
Financial institutions	0.2	—	—	0.2	—	0.1	—	0.1	—	0.2	—	0.2
	0.4	—	—	0.4	0.3	0.2	—	0.5	0.5	0.3	—	0.8

Equity shares	—	—	0.9	0.9	—	0.1	0.8	0.9	—	—	0.8	0.8
Total AFS assets	0.4	—	0.9	1.3	0.3	0.3	0.8	1.4	0.5	0.3	0.8	1.6

Proportion	17.4%	81.0%	1.6%	100.0%	16.1%	82.2%	1.7%	100.0%	21.4%	77.2%	1.4%	100.0%

For the note to this table refer to the following page.

Notes on the accounts

11 Financial instruments – valuation continued

	2013			2012			2011
	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Liabilities
Deposits by banks
Amounts due to holding company
and fellow subsidiaries	—	10.2	10.2	—	11.2	11.2	—	7.2	7.2
Repos	—	5.2	5.2	—	8.9	8.9	—	1.9	1.9
	—	15.4	15.4	—	20.1	20.1	—	9.1	9.1
Customer accounts
Amounts due to fellow subsidiaries	—	1.3	1.3	—	1.4	1.4	—	2.6	2.6
Repos	—	28.2	28.2	—	44.5	44.5	—	32.4	32.4
Other	—	4.5	4.5	—	4.5	4.5	—	4.2	4.2
	—	34.0	34.0	—	50.4	50.4	—	39.2	39.2
Short positions	7.5	0.7	8.2	10.8	1.0	11.8	11.9	1.6	13.5
Derivatives
Amounts due to holding company
and fellow subsidiaries	—	3.5	3.5	—	5.0	5.0	—	5.1	5.1
Other	0.1	0.5	0.6	0.1	0.5	0.6	0.3	0.7	1.0
	0.1	4.0	4.1	0.1	5.5	5.6	0.3	5.8	6.1
	7.6	54.1	61.7	10.9	77.0	87.9	12.2	55.7	67.9

Proportion	12.3%	87.7%	100.0%	12.4%	87.6%	100.0%	18.0%	82.0%	100.0%

Notes:

(1)    Residential mortgage-backed securities.

(2)    Commercial mortgage-backed securities.

(3)    Collateralised loan obligations.

(4)    Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred.

(5)    Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain derivatives and certain US agency securities.

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

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, unlisted equity shares, certain residual interests in securitisations, other mortgage-backed products and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(6)    Improvements in IPV methodology resulted in £133 million assets and £38 million liabilities, principally derivatives transferring from level 2 to level 3. £7 million of debt securities transferred from level 3 to level 2, also as a result of IPV methodology improvements. There were no significant transfers between level 1 and level 2.

(7)    The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

Notes on the accounts

11 Financial instruments – valuation continued

Level 3 balances at 31 December 2013 were not material, except for equity shares of £0.9 billion (2012 and 2011 - £0.8 billion) principally comprising investments in fellow subsidiaries. Sensitivity due to reasonably possible changes to valuations is not applicable to these investments given the valuation approach.

Level 3 movement table

	Group
		Amounts									Amounts recorded in the
		recorded in the		Level 3 transfers							income statement on
	At	Income	SOCI (2)	In	Out	Purchases	Settlements	Sales	Foreign	At	balances at year end
	1 January	statement (1)							exchange	31 December	Unrealised	Realised
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances	410	9	—	23	—	2	(24)	(380)	10	50	(31)	4
Debt securities	271	35	—	6	(7)	277	(5)	(568)	8	17	(24)	14
Equity shares	13	5	—	—	—	5	—	(5)	—	18	5	3
Derivatives	15	1	—	63	—	—	—	(1)	1	79	2	—
FVTPL assets	709	50	—	92	(7)	284	(29)	(954)	19	164	(48)	21

AFS
Debt securities	22	—	(3)	—	—	—	—	(20)	1	—	—	—
Equity shares	814	1	(4)	41	—	2	—	(7)	(2)	845	1	—
AFS assets	836	1	(7)	41	—	2	—	(27)	(1)	845	1	—
	1,545	51	(7)	133	(7)	286	(29)	(981)	18	1,009	(47)	21

Of which third party ABS
- FVTPL	264	43	—	2	(5)	266	(5)	(559)	9	15	(12)	11
- AFS	19	—	—	—	—	—	—	(20)	1	—	—	—

Liabilities
Short positions	—	(1)	—	11	—	4	—	(10)	(1)	3	(1)	—
Derivatives	—	1	—	27	—	—	—	—	(2)	26	1	—
Total	—	—	—	38	—	4	—	(10)	(3)	29	—	—

Net gains/(losses)		51	(7)								(47)	21

		Amounts									Amounts recorded in
		recorded in the		Level 3 transfers							the income statement
	At	Income							Foreign	At	relating to instruments
	1 January	statement (1)	SOCI (2)	In	Out	Purchases	Settlements	Sales	exchange	31 December	held at year end
2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances	182	3	—	4	—	258	(18)	(7)	(12)	410	(2)
Debt securities	221	49	—	7	(1)	739	(36)	(696)	(12)	271	28
Equity shares	8	2	—	14	—	50	—	(60)	(1)	13	(3)
Derivatives	3	4	1	—	—	8	—	(2)	1	15	(1)
FVTPL assets	414	58	1	25	(1)	1,055	(54)	(765)	(24)	709	22

AFS
Debt securities	3	(3)	—	—	—	23	—	—	(1)	22	(3)
Equity shares	833	(2)	(3)	—	—	1	—	(6)	(9)	814	(2)
AFS assets	836	(5)	(3)	—	—	24	—	(6)	(10)	836	(5)
	1,250	53	(2)	25	(1)	1,079	(54)	(771)	(34)	1,545	17

Of which third party ABS
- FVTPL	211	45	—	7	—	735	(36)	(692)	(6)	264	26
- AFS	—	(3)	—	—	—	23	—	—	(1)	19	(3)

Net gains/(losses)		53	(2)								17

For the notes to these tables refer to the following page.

Notes on the accounts

11 Financial instruments – valuation continued
	Group
		Amounts								Amounts recorded in
		recorded in								the income statement
	At	the income	Level 3 transfers		Purchases	Settlements	Sales	Foreign	At	relating to instruments
	1 January	statement (1)	In	Out				exchange	31 December	held at year end
2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
FVTPL (3)
Loans and advances	172	(3)	—	—	35	(3)	(18)	(1)	182	(1)
Debt securities	51	23	8	(27)	235	(6)	(70)	7	221	(18)
Equity shares	1	(5)	2	—	11	(1)	(1)	1	8	(2)
Derivatives	657	83	—	(738)	—	—	—	1	3	(10)
FVTPL assets	881	98	10	(765)	281	(10)	(89)	8	414	(31)

AFS
Debt securities	3	—	—	—	—	—	—	—	3	—
Equity shares	835	(2)	—	—	1	—	(1)	—	833	(2)
AFS assets	838	(2)	—	—	1	—	(1)	—	836	(2)
	1,719	96	10	(765)	282	(10)	(90)	8	1,250	(33)

Liabilities
Derivatives	248	(4)	—	(238)	17	(5)	(16)	(2)	—	1
	248	(4)	—	(238)	17	(5)	(16)	(2)	—	1

Net gains/(losses)		100								(34)

Notes:

(1)    Net gains on HFT instruments of £50 million (2012 - £59 million; 2011 - £103 million) and net gains on other instruments of £1 million (2012 - £6 million losses; 2011 - £3 million losses) were recorded in other operating income, interest income and impairment losses as appropriate.

(2)    Consolidated statement of comprehensive income.

(3)    Fair value through profit or loss comprises held-for-trading predominantly and designated at fair value through profit of loss.

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

Active and inactive markets

A key input in the decision making process for the allocation of assets to a particular level is liquidity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input. For example, a derivative can be placed into level 2 or level 3 dependent upon the liquidity of level 3 inputs.

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

The breadth and depth of this data allows a rules based quality assessment to be made of market activity, liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available, the quality assessment will result in the instrument to be considered as level 3.

As part of the Group’s IPV process, data is gathered at a trade level from market trading activity, trading systems, pricing services, consensus pricing providers, brokers and research material amongst other sources.

Notes on the accounts

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

An assessment is made of each input into a model. There may be multiple inputs into a model and each is assessed in turn for observability and quality. As part of the process of classifying the quality of IPV results the IPV quality classifications have been designed to follow the accounting level classifications, although with a further level of granualrity. For example there are a number of different IPV quality levels that equate to a level 2 classification and so on.

The majority of derivative instruments are classified as level 2 as they are vanilla products valued using observable inputs. The valuation uncertainty on these is considered to be low and both input and output testing may be available. Examples of these products would be vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives.

Non-modelled products

Non-modelled products are generally quoted on a price basis and can therefore be considered for each of the 3 levels. This is determined by the market activity, liquidity and valuation uncertainty of the instruments which is in turn measured from the availability of independent data used by the IPV process to allocate positions to IPV quality levels.

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

Notes on the accounts

11 Financial instruments – valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Group					Bank
	Fair value					Fair value
	approximates	Carrying	Fair	Fair value hierarchy level		approximates	Carrying	Fair	Fair value hierarchy level
	carrying value	value	value	Level 2	Level 3	carrying value	value	value	Level 2	Level 3
2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at
central banks	2.5					0.7
Loans and advances to banks
- items in the course of collection
from other banks	1.2					1.0
- other		115.2	115.2	25.9	89.3		86.0	86.0	18.6	67.4
Loans and advances to customers		162.3	154.8	5.9	148.9		119.4	117.5	2.2	115.3
Debt securities		1.2	1.2	—	1.2		1.2	1.2	—	1.2
Settlement balances	3.2					0.1

Financial liabilities
Deposits by banks
- items in the course of transmission
to other banks	0.7					0.4
- other		19.8	19.8	5.3	14.5		6.4	6.4	2.9	3.5
Customer accounts
- demand deposits	146.4					116.3
- other		87.5	87.7	40.0	47.7		69.3	69.4	38.8	30.6
Debt securities in issue		2.1	1.8	0.2	1.6		—	—	—	—
Settlement balances	4.0					0.1
Notes in circulation	0.6					—
Subordinated liabilities		7.5	7.2	5.7	1.5		6.1	5.7	5.7	—

	Group				Bank
	2012	2012	2011	2011	2012	2012	2011	2011
	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair
	value	value	value	value	value	value	value	value
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	2.3	2.3	1.9	1.9	0.9	0.9	0.9	0.9
Loans and advances to banks	109.3	109.3	139.4	139.4	78.4	78.4	104.4	104.4
Loans and advances to customers	169.5	160.0	130.6	118.5	120.0	117.1	68.6	65.2
Debt securities	1.3	1.2	1.7	1.6	1.3	1.2	1.7	1.6
Settlement balances	2.4	2.4	2.5	2.5	0.1	0.1	0.1	0.1

Financial liabilities
Deposits by banks	38.0	38.1	45.6	45.3	21.9	21.9	14.7	14.7
Customer accounts	213.6	213.8	215.5	215.6	163.8	163.8	149.3	149.3
Debt securities in issue	4.0	2.9	4.2	2.8	—	—	—	—
Settlement balances	2.8	2.8	2.9	2.9	—	—	—	—
Notes in circulation	0.6	0.6	0.6	0.6	—	—	—	—
Subordinated liabilities	7.6	7.2	8.0	7.4	6.1	5.7	6.2	5.6

Notes on the accounts

11 Financial instruments – valuation continued

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore there is a wide range of potential valuation techniques. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

The fair values of intangible assets, such as core deposits, credit card and other customer relationships are not included in the calculation of these fair values as they are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, fair value approximates to carrying value.

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

(b)  Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK Retail, Ulster Bank, Wealth and SME loans in UK Corporate reflecting the homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions, such as Ulster Bank’s portfolio of lifetime tracker mortgages, a bespoke approach is used based on available market data.

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

Notes on the accounts

12 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	Group
	2013			2012			2011
	Less than	More than	Total	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	2,493	—	2,493	2,298	—	2,298	1,918	—	1,918
Loans and advances to banks	113,517	23,334	136,851	118,854	16,170	135,024	159,774	6,427	166,201
Loans and advances to customers	57,273	120,015	177,288	66,331	128,177	194,508	66,125	76,764	142,889
Debt securities	3,862	19,066	22,928	5,864	29,051	34,915	4,986	36,019	41,005
Equity shares	—	923	923	—	898	898	—	928	928
Settlement balances	3,241	—	3,241	2,362	—	2,362	2,468	—	2,468
Derivatives	472	3,045	3,517	395	4,391	4,786	741	4,456	5,197

Liabilities
Deposits by banks	30,971	4,943	35,914	43,106	15,078	58,184	51,257	3,472	54,729
Customer accounts	239,449	28,423	267,872	247,679	16,308	263,987	246,027	8,683	254,710
Debt securities in issue	217	1,894	2,111	744	3,222	3,966	752	3,487	4,239
Settlement balances and short
positions	5,087	7,194	12,281	3,767	10,828	14,595	3,744	12,649	16,393
Derivatives	492	3,586	4,078	362	5,193	5,555	787	5,305	6,092
Subordinated liabilities	86	7,442	7,528	41	7,586	7,627	46	7,956	8,002

	Bank
	2013			2012			2011
	Less than	More than	Total	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	734	—	734	921	—	921	917	—	917
Loans and advances to banks	72,308	17,238	89,546	71,575	9,340	80,915	106,668	76	106,744
Loans and advances to customers	32,212	87,329	119,541	28,152	92,016	120,168	29,846	38,914	68,760
Debt securities	1,251	1,245	2,496	2,523	—	2,523	1,661	2,030	3,691
Equity shares	—	15	15	—	10	10	—	10	10
Settlement balances	81	—	81	83	—	83	78	—	78
Derivatives	263	2,379	2,642	186	3,726	3,912	230	3,582	3,812

Liabilities
Deposits by banks	9,386	1,705	11,091	13,558	10,484	24,042	15,522	549	16,071
Customer accounts	163,628	25,528	189,156	155,122	12,527	167,649	149,600	4,602	154,202
Settlement balances and short
positions	73	—	73	38	—	38	11	—	11
Derivatives	283	2,701	2,984	156	4,253	4,409	221	4,031	4,252
Subordinated liabilities	38	6,068	6,106	38	6,085	6,123	41	6,123	6,164

Notes on the accounts

12 Financial instruments - maturity analysis continued

On balance sheet liabilities

The following table shows, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2013	£m	£m	£m	£m	£m	£m
Deposits by banks	15,555	1,154	1,880	318	572	1,249
Customer accounts	208,031	6,955	11,952	4,106	5,475	6,395
Debt securities in issue	257	126	289	246	466	519
Subordinated liabilities	185	214	816	2,857	2,837	1,480
Settlement balances and other liabilities	4,662	—	—	—	—	—
	228,690	8,449	14,937	7,527	9,350	9,643

Guarantees and commitments notional amount
Guarantees (1)	2,172	—	—	—	—	—
Commitments (2)	49,761	—	—	—	—	—
	51,933	—	—	—	—	—

2012
Deposits by banks	29,182	3,896	4,132	444	483	—
Customer accounts	191,013	17,445	8,717	813	300	—
Debt securities in issue	702	43	6	—	—	—
Subordinated liabilities	102	216	982	476	5,369	1,310
Settlement balances and other liabilities	3,330	—	—	—	—	—
	224,329	21,600	13,837	1,733	6,152	1,310

Guarantees and commitments notional amount
Guarantees (1)	2,184	—	—	—	—	—
Commitments (2)	47,006	—	—	—	—	—
	49,190	—	—	—	—	—

2011
Deposits by banks	40,028	2,293	2,677	705	90	5
Customer accounts	189,990	15,791	10,340	2,577	769	869
Debt securities in issue	717	36	15	—	—	—
Subordinated liabilities	112	246	1,064	838	5,156	1,816
Settlement balances and other liabilities	3,463	—	—	—	—	—
	234,310	18,366	14,096	4,120	6,015	2,690

Guarantees and commitments notional amount
Guarantees (1)	2,504	—	—	—	—	—
Commitments (2)	45,058	—	—	—	—	—
	47,562	—	—	—	—	—

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

Notes on the accounts

12 Financial instruments - maturity analysis continued
	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2013	£m	£m	£m	£m	£m	£m
Deposits by banks	5,348	70	215	50	62	1,245
Customer accounts	164,317	3,202	10,257	3,068	5,100	6,395
Subordinated liabilities	52	205	792	2,442	2,062	1,311
Settlement balances	73	—	—	—	—	—
	169,790	3,477	11,264	5,560	7,224	8,951

Guarantees and commitments notional amount
Guarantees	1,096	—	—	—	—	—
Commitments	42,322	—	—	—	—	—
	43,418	—	—	—	—	—

2012
Deposits by banks	21,338	55	441	95	—	—
Customer accounts	152,283	7,505	6,316	1	—	—
Subordinated liabilities	53	206	818	471	4,139	1,310
Settlement balances	38	—	—	—	—	—
	173,712	7,766	7,575	567	4,139	1,310

Guarantees and commitments notional amount
Guarantees	1,075	—	—	—	—	—
Commitments	40,429	—	—	—	—	—
	41,504	—	—	—	—	—

2011
Deposits by banks	14,136	34	141	443	—	—
Customer accounts	133,861	7,536	7,503	1,524	455	869
Subordinated liabilities	58	222	561	838	4,312	1,396
Settlement balances	11	—	—	—	—	—
	148,066	7,792	8,205	2,805	4,767	2,265

Guarantees and commitments notional amount
Guarantees	1,104	—	—	—	—	—
Commitments	38,038	—	—	—	—	—
	39,142	—	—	—	—	—

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

Held-for-trading liabilities - held-for-trading liabilities amounting to £56.0 billion (2012 - £82.1 billion; 2011 - £61.7 billion) for the Group and £7.4 billion (2012 - £6.7 billion; 2011 - £6.2 billion) for the Bank have been excluded from the table in view of their short-term nature.

Notes on the accounts

13 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Group
	Individually	Collectively	Latent		2012	2011
	assessed	assessed		2013
	£m	£m	£m	£m	£m	£m
At 1 January	8,438	4,824	1,129	14,391	12,347	9,409
Currency translation and other adjustments	61	33	10	104	(135)	(234)
Transfers from fellow subsidiaries	—	—	—	—	251	—
Amounts written-off	(872)	(818)	—	(1,690)	(990)	(1,328)
Recoveries of amounts previously written-off	10	28	—	38	69	43
Charge to income statement	4,356	987	62	5,405	3,177	4,777
Unwind of discount (recognised in interest income)	(179)	(97)	—	(276)	(328)	(320)
At 31 December (1)	11,814	4,957	1,201	17,972	14,391	12,347

Note:

(1)    Includes nil relating to loans and advances to banks (2012 - £6 million; 2011 - £9 million).

	Bank
	Individually	Collectively	Latent		2012	2011
	assessed	assessed		2013
	£m	£m	£m	£m	£m	£m
At 1 January	698	2,553	309	3,560	3,249	3,343
Currency translation and other adjustments	(2)	(1)	(1)	(4)	28	(15)
Transfers from fellow subsidiaries	—	—	—	—	251	—
Amounts written-off	(246)	(728)	—	(974)	(768)	(1,089)
Recoveries of amounts previously written-off	10	27	—	37	64	37
Charge to income statement	243	386	(45)	584	814	1,040
Unwind of discount (recognised in interest income)	(15)	(55)	—	(70)	(78)	(67)
At 31 December (1)	688	2,182	263	3,133	3,560	3,249

Note:

(1)    Includes nil relating to loans and advances to banks (2012 - £6 million; 2011 - £7 million).

	Group
Impairment losses charged to the income statement	2013	2012	2011
	£m	£m	£m
Loans and advances to customers	5,411	3,178	4,777
Loans and advances to banks	(6)	(1)	—
	5,405	3,177	4,777
Debt securities	2	(2)	—
Equity shares	—	8	15
	5,407	3,183	4,792

	Group
	2013	2012	2011
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	332	405	322
Overseas	323	435	403
	655	840	725

Notes on the accounts

13 Financial assets - impairments continued
	Group
	2013	2012	2011
	£m	£m	£m
Interest on impaired loans included in net interest income
UK	101	126	118
Overseas	175	202	202
	276	328	320

The following tables analyse impaired financial assets.
	Group
	2013			2012			2011
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	—	—	—	6	6	—	9	9	—
Loans and advances to customers (2)	23,787	16,771	7,016	23,761	13,256	10,505	21,536	11,437	10,099
	23,787	16,771	7,016	23,767	13,262	10,505	21,545	11,446	10,099

	Group
	Carrying	Carrying	Carrying
	value	value	value
	2013	2012	2011
	£m	£m	£m
Available-for-sale securities
Debt securities	—	—	1
Equity shares	14	19	23
	14	19	24

	Bank
	2013			2012			2011
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	—	—	—	6	6	—	7	7	—
Loans and advances to customers (3)	4,438	2,870	1,568	5,432	3,245	2,187	4,704	2,929	1,775
	4,438	2,870	1,568	5,438	3,251	2,187	4,711	2,936	1,775

Notes:

(1)    Impairment provisions individually assessed.

(2)    Impairment provisions individually assessed on balances of £15,928 million (2012 - £15,363 million; 2011 - £15,504 million).

(3)    Impairment provisions individually assessed on balances of £1,446 million (2012 - £1,609 million 2011 - £1,630 million).

Notes on the accounts

13 Financial assets - impairments continued

The following table shows financial and non-financial assets, recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	Group			Bank
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Residential property	—	36	24	—	—	—
Other property	13	36	43	—	—	—
Cash	33	33	32	31	33	32
	46	105	99	31	33	32

In general, the Group seeks to dispose of property and other assets not readily convertible into cash, obtained by taking possession of collateral, as rapidly as the market for the individual asset permits.

The following table shows the loans and advances to customers that were past due at the balance sheet date but not considered impaired:

	Group					Bank
				Past due	Total				Past due	Total
	Past due	Past due	Past due	90 days		Past due	Past due	Past due	90 days
	1-29 days	30-59 days	60-89 days	or more		1-29 days	30-59 days	60-89 days	or more
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2013	1,838	779	594	1,277	4,488	906	348	199	1,029	2,482
2012	1,535	623	434	1,668	4,260	274	84	64	1,010	1,432
2011	1,954	803	637	1,297	4,691	537	219	209	903	1,868

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

The following table shows the notional amount and fair value of the Group’s derivatives.

	Group
	2013			2012			2011
	Notional			Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	12	218	217	11	124	129	15	343	278
Currency swaps	7	152	339	7	224	405	5	293	392
Options purchased	3	109	—	2	45	—	3	73	—
Options written	2	—	109	2	—	45	2	—	73

Interest rate contracts
Interest rate swaps	538	2,615	3,228	273	3,860	4,717	399	3,931	5,005
Options purchased	16	250	—	29	414	—	16	448	—
Options written	8	—	171	7	—	252	15	—	321
Futures and forwards	155	3	3	33	—	—	54	3	3

Credit derivatives	—	—	—	—	—	—	—	1	1

Equity and commodity contracts	3	170	11	3	119	7	4	105	19
		3,517	4,078		4,786	5,555		5,197	6,092

Amounts above include:
Due from/to holding company		1,921	3,525		2,532	4,980		2,445	5,116
Due from/to fellow subsidiaries		10	1		—	—		7	3

	Bank
	2013			2012			2011
	Notional			Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	10	180	178	10	108	106	11	203	195
Currency swaps	3	82	130	4	164	215	2	189	191
Options purchased	2	98	—	1	41	—	2	67	—
Options written	2	—	98	1	—	41	1	—	67

Interest rate contracts
Interest rate swaps	71	2,025	2,410	82	3,181	3,798	118	2,913	3,486
Options purchased	6	247	—	8	411	—	9	436	—
Options written	5	—	168	7	—	249	9	—	309
Futures and forwards	—	—	—	—	—	—	1	3	3

Credit derivatives	—	—	—	—	—	—	—	1	1

Equity and commodity contracts	—	10	—	—	7	—	—	—	—
		2,642	2,984		3,912	4,409		3,812	4,252

Amounts above include:
Due from/to holding company		1,530	2,786		2,111	3,986		1,755	3,769
Due from/to fellow subsidiaries		10	—		—	—		—	—
Due from/to subsidiaries		—	2		2	—		—	2

Notes on the accounts

15 Debt securities
	Group
	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS (1)
2013	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	10,338	1	252	8,525	928	20,044	8,454
Designated as at fair value through profit or loss	—	—	—	—	1,251	—	1,251	1,251
Available-for-sale	—	—	209	131	28	15	383	9
Loans and receivables	4	—	—	—	1,246	—	1,250	1,245
	4	10,338	210	383	11,050	943	22,928	10,959

2012
Held-for-trading	—	13,745	38	421	16,752	944	31,900	16,159
Designated as at fair value through profit or loss	—	—	—	—	1,266	—	1,266	1,266
Available-for-sale	—	—	353	84	45	6	488	45
Loans and receivables	4	—	—	—	1,257	—	1,261	1,257
	4	13,745	391	505	19,320	950	34,915	18,727

Available-for-sale
Gross unrealised gains	—	—	2	—	—	—	2	—

2011
Held-for-trading	—	17,261	11	853	17,543	853	36,521	17,251
Designated as at fair value through profit or loss	1	—	—	4	2,030	8	2,043	2,031
Available-for-sale	—	—	489	127	65	96	777	104
Loans and receivables	4	—	—	—	1,660	—	1,664	1,660
	5	17,261	500	984	21,298	957	41,005	21,046

Available-for-sale
Gross unrealised gains	—	—	9	1	—	2	12	—
Gross unrealised losses	—	—	—	(5)	(2)	(1)	(8)	(2)

Note:

(1)    Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

Gross gains of £1 million (2012 and 2011 - £1 million) and gross losses of £2 million (2012 and 2011 - nil) were realised on the sale of available-for-sale securities.

	Bank
	2013		2012		2011
	Total (1)	Of which	Total (1)	Of which	Total (1)	Of which
		ABS		ABS		ABS
	£m	£m	£m	£m	£m	£m
Designated as at fair value through profit or loss	1,251	1,251	1,266	1,266	2,030	2,030
Available-for-sale	—	—	—	—	2	—
Loans and receivables	1,245	1,245	1,257	1,257	1,659	1,659
	2,496	2,496	2,523	2,523	3,691	3,689

Note:

(1)    All relates to purchases of asset-backed issuances from fellow subsidiaries.

Notes on the accounts

15 Debt securities continued

The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 5 but within 10 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2013	£m	%	£m	%	£m	%	£m	%	£m	%
Central and local governments	136	1.2	73	0.9	—	—	—	—	209	1.1
Banks	3	2.4	128	0.4	—	—	—	—	131	0.5
Other financial institutions	—	—	19	0.8	—	—	9	0.9	28	0.8
Corporate	—	—	15	0.7	—	—	—	—	15	0.7
	139	1.2	235	0.6	—	—	9	0.9	383	0.8

2012
Central and local governments	247	1.3	106	1.5	—	—	—	—	353	1.4
Banks	4	2.4	80	0.2	—	—	—	—	84	0.3
Other financial institutions	—	—	—	—	—	—	45	0.4	45	0.4
Corporate	—	—	6	0.1	—	—	—	—	6	0.1
	251	1.3	192	0.9	—	—	45	0.4	488	1.1

2011
Central and local governments	214	0.9	272	3.8	3	3.2	—	—	489	2.5
Banks	54	2.8	62	3.5	11	2.7	—	—	127	3.1
Other financial institutions	—	—	—	—	—	—	65	1.1	65	1.1
Corporate	9	3.4	67	4.5	20	4.2	—	—	96	4.3
	277	1.4	401	3.9	34	3.6	65	1.1	777	2.7

Notes on the accounts

16 Equity shares
	Group
	2013			2012			2011
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	3	31	34	24	8	32	43	8	51
Designated as at fair value	2	—	2	—	—	—	23	—	23
through profit or loss
Available-for-sale	38	849	887	30	836	866	11	843	854
	43	880	923	54	844	898	77	851	928

Available-for-sale
Gross unrealised gains	30	54	84	21	21	42	5	26	31
Gross unrealised losses	—	(4)	(4)	—	(7)	(7)	—	(15)	(15)

Gross gains of nil (2012 - £1 million; 2011 - £2 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £18 million (2012 - £15 million; 2011 - £7 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £758 million (2012 - £761 million; 2011 - £772 million). Disposals in the year generated no gains (2012 - £1 million; 2011 - £2 million).

	Bank
	2013			2012			2011
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	2	2	—	2	2	—	—	—
Available-for-sale	9	4	13	6	2	8	7	3	10
	9	6	15	6	4	10	7	3	10

Gross unrealised gains	7	—	7	4	—	4	5	—	5
Gross unrealised losses	—	—	—	—	(1)	(1)	—	—	—

Notes on the accounts

17 Investments in Group undertakings
Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2013	2012	2011
	£m	£m	£m
At 1 January	5,083	7,235	5,743
Currency translation and other adjustments	(1)	(29)	19
Additional investments in Group undertakings	1,280	2,938	4,660
Redemption of investments in Group undertakings	—	—	(850)
Disposals	(19)	—	—
Impairment of investments	(931)	(5,061)	(2,337)
At 31 December	5,412	5,083	7,235

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

Notes:

(1)    Coutts & Company is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R OQS.

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

18 Intangible assets
	Group
	Goodwill	Core	Other	Internally	Total
		deposit	purchased	generated
		intangibles	intangibles	software
2013	£m	£m	£m	£m	£m
Cost
At 1 January	722	28	36	2,637	3,423
Transfers from holding company and fellow subsidiaries	—	—	—	118	118
Currency translation and other adjustments	11	1	1	2	15
Additions	—	—	—	21	21
Disposals and write-off of fully amortised assets	(45)	—	—	(3)	(48)
At 31 December	688	29	37	2,775	3,529

Accumulated amortisation and impairment
At 1 January	539	28	36	2,084	2,687
Transfers from fellow subsidiaries	—	—	—	2	2
Currency translation and other adjustments	11	1	1	(2)	11
Disposals and write-off of fully amortised assets	(44)	—	—	(2)	(46)
Charge for the year	—	—	—	76	76
Write down of other intangible assets	—	—	—	2	2
At 31 December	506	29	37	2,160	2,732

Net book value at 31 December	182	—	—	615	797

Notes on the accounts

18 Intangible assets continued	Group
	Goodwill	Core	Other	Internally	Total
		deposit	purchased	generated
		intangibles	intangibles	software
2012	£m	£m	£m	£m	£m
Cost
At 1 January	822	29	44	2,527	3,422
Transfers (to)/from holding company and fellow subsidiaries	—	—	(7)	78	71
Currency translation and other adjustments	(20)	(1)	(1)	(3)	(25)
Additions	—	—	—	35	35
Disposals and write-off of fully amortised assets	(80)	—	—	—	(80)
At 31 December	722	28	36	2,637	3,423

Accumulated amortisation and impairment
At 1 January	507	29	41	2,033	2,610
Currency translation and other adjustments	(14)	(1)	—	(3)	(18)
Transfers to fellow subsidiaries	—	—	(5)	(19)	(24)
Disposals and write-off of fully amortised assets	(71)	—	—	—	(71)
Charge for the year	—	—	—	73	73
Write down of goodwill	117	—	—	—	117
At 31 December	539	28	36	2,084	2,687

Net book value at 31 December	183	—	—	553	736

2011
Cost
At 1 January	838	30	45	2,315	3,228
Currency translation and other adjustments	(16)	(1)	(1)	66	48
Additions	—	—	—	146	146
At 31 December	822	29	44	2,527	3,422

Accumulated amortisation and impairment
At 1 January	522	30	42	1,951	2,545
Currency translation and other adjustments	(15)	(1)	(1)	13	(4)
Charge for the year	—	—	—	69	69
At 31 December	507	29	41	2,033	2,610

Net book value at 31 December	315	—	3	494	812

	Bank
Internally generated software	2013	2012	2011
	£m	£m	£m
Cost
At 1 January	2,375	2,278	2,186
Transfers from holding company	116	97	—
Additions	—	—	92
At 31 December	2,491	2,375	2,278

Accumulated amortisation
At 1 January	1,948	1,889	1,827
Charge for the year	54	59	62
At 31 December	2,002	1,948	1,889

Net book value at 31 December	489	427	389

Notes on the accounts

18 Intangible assets continued

The Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash-generating unit (CGU) to which goodwill has been allocated with its carrying value.

Impairment testing involves the comparison of the carrying value of a CGU or group of CGUs with its recoverable amount. Recoverable amount is the higher of fair value and value in use. Value in use is the present value of expected future cash flows from the CGU or group of CGUs. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of CGUs; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to the more significant variables in each assessment are presented in the tables below.

The recoverable amounts for all CGUs at 30 September 2013 were based on the value in use test, using management's latest five-year forecasts. The long-term growth rates have been based on respective country nominal GDP growth rates. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium.

The analysis of goodwill by operating segment is shown in Note 38. The change in reportable segments in 2012 did not impact the impairment tests performed in 2011.

The carrying value of goodwill and amount by which it is exceeded by the recoverable amount is set out below by division along with the key assumptions applied in calculating the recoverable amount and sensitivities to changes in those assumptions.

Consequential
						Consequential impact of 1%		impact of 5%
			Assumptions		Recoverable	adverse movement in		adverse movement
			Terminal	Pre-tax	amount exceeded	Discount	Terminal	in forecast
	Significant	Goodwill	growth rate	discount rate	carrying value	rate	growth rate	pre-tax earnings
September 2013	acquisition	£m	%	%	£m	£m	£m	£m
Wealth	Bank Von Ernst	184	5	9.7	1,541	(280)	(239)	(9)

September 2012
Wealth	Bank Von Ernst	180	5	11.8	460	(207)	(166)	(79)

September 2011
Markets	RBS Securities Inc.	120	3	13.7	608	(316)	(102)	(218)
Wealth	Bank Von Ernst	200	5	10.3	399	(268)	(217)	(79)

Notes on the accounts

19 Property, plant and equipment
	Group
			Long	Short	Computers
	Investment	Freehold	leasehold	leasehold	and other
	properties	premises	premises	premises	equipment	Total
2013	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	620	1,431	144	673	420	3,288
Transfers from fellow subsidiaries	3	—	—	10	27	40
Currency translation and other adjustments	24	(7)	—	3	(4)	16
Reclassifications	—	(1)	(1)	2	—	—
Additions	20	36	6	27	26	115
Change in fair value of investment properties	(94)	—	—	—	—	(94)
Disposals and write-off of fully depreciated assets	(176)	(16)	(11)	(17)	(61)	(281)
At 31 December	397	1,443	138	698	408	3,084

Accumulated impairment, depreciation and amortisation
At 1 January	—	469	74	383	314	1,240
Transfers from fellow subsidiaries	—	1	—	6	17	24
Currency translation and other adjustments	—	(1)	—	—	(1)	(2)
Disposals and write-off of fully depreciated assets	—	(6)	(6)	(17)	(55)	(84)
Charge for the year	—	51	4	52	31	138
Write down of property, plant and equipment	—	11	3	—	—	14
At 31 December	—	525	75	424	306	1,330

Net book value at 31 December	397	918	63	274	102	1,754

2012
Cost or valuation
At 1 January	1,437	1,424	138	679	417	4,095
Transfers (to)/from fellow subsidiaries	48	1	—	—	(6)	43
Currency translation and other adjustments	(39)	5	2	(1)	(9)	(42)
Reclassifications	—	2	—	(2)	—	—
Additions	113	23	4	31	24	195
Change in fair value of investment properties	(132)	—	—	—	—	(132)
Disposals and write-off of fully depreciated assets	(807)	(24)	—	(34)	(6)	(871)
At 31 December	620	1,431	144	673	420	3,288

Accumulated impairment, depreciation and amortisation
At 1 January	—	407	68	346	292	1,113
Transfers (to)/from fellow subsidiaries	—	—	—	—	(4)	(4)
Currency translation and other adjustments	—	9	1	1	(6)	5
Disposals and write-off of fully depreciated assets	—	(10)	—	(17)	(4)	(31)
Charge for the year	—	47	4	53	36	140
Write down of property, plant and equipment	—	16	1	—	—	17
At 31 December	—	469	74	383	314	1,240

Net book value at 31 December	620	962	70	290	106	2,048

Notes on the accounts

19 Property, plant and equipment continued
	Group
			Long	Short	Computers
	Investment	Freehold	leasehold	leasehold	and other
	properties	premises	premises	premises	equipment	Total
2011	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	1,544	1,424	133	653	472	4,226
Currency translation and other adjustments	(43)	3	(1)	(2)	(77)	(120)
Reclassifications	—	—	2	(2)	—	—
Additions	160	41	7	54	29	291
Change in fair value of investment properties	(115)	—	—	—	—	(115)
Disposals and write-off of fully depreciated assets	(109)	(44)	(3)	(24)	(7)	(187)
At 31 December	1,437	1,424	138	679	417	4,095

Accumulated impairment, depreciation and amortisation
At 1 January	—	388	65	313	269	1,035
Currency translation and other adjustments	—	—	(1)	(1)	(17)	(19)
Disposals and write-off of fully depreciated assets	—	(28)	(1)	(18)	(5)	(52)
Charge for the year	—	47	5	52	45	149
At 31 December	—	407	68	346	292	1,113

Net book value at 31 December	1,437	1,017	70	333	125	2,982

Investment property valuations principally employ present value techniques that discount expected cash flows. Expected cash flows reflect rental income, occupancy and residual market values; valuations are sensitive to changes in these factors. The fair value measurement of non-specialised properties in locations where the market for such properties is active and transparent are categorised as level 2, otherwise investment property fair value measurements are categorised as level 3. At the end of the year all properties were categorised as level 3.

Valuations were carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body; property with a fair value of £223 million was valued by independent valuers.

The fair value of investment properties includes £160 million of depreciation since purchase (2012 - £127 million; 2011 - £94 million).

Rental income from investment properties was £43 million (2012 - £88 million; 2011 - £81 million). Direct operating expenses of investment properties were £27 million (2012 - £55 million; 2011 - £41 million).

Notes on the accounts

19 Property, plant and equipment continued
	Bank
		Long	Short	Computers
	Freehold	leasehold	leasehold	and other
	premises	premises	premises	equipment	Total
2013	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	885	93	523	7	1,508
Currency translation and other adjustments	—	—	(1)	—	(1)
Reclassifications	(1)	(1)	2	—	—
Additions	33	5	24	—	62
Disposals and write-off of fully depreciated assets	(14)	(6)	(15)	—	(35)
At 31 December	903	91	533	7	1,534

Accumulated impairment, depreciation and amortisation
At 1 January	349	51	316	7	723
Disposals and write-off of fully depreciated assets	(5)	(4)	(15)	—	(24)
Charge for the year	32	3	39	—	74
At 31 December	376	50	340	7	773

Net book value at 31 December	527	41	193	—	761

2012
Cost or valuation
At 1 January	857	87	521	7	1,472
Currency translation and other adjustments	25	2	3	—	30
Reclassifications	2	—	(2)	—	—
Additions	23	4	26	—	53
Disposals and write-off of fully depreciated assets	(22)	—	(25)	—	(47)
At 31 December	885	93	523	7	1,508

Accumulated impairment, depreciation and amortisation
At 1 January	317	48	285	7	657
Currency translation and other adjustments	11	1	1	—	13
Disposals and write-off of fully depreciated assets	(9)	—	(11)	—	(20)
Charge for the year	30	2	41	—	73
At 31 December	349	51	316	7	723

Net book value at 31 December	536	42	207	—	785

2011
Cost or valuation
At 1 January	841	85	485	7	1,418
Currency translation and other adjustments	1	—	—	—	1
Reclassifications	—	2	(2)	—	—
Additions	41	4	49	—	94
Disposals and write-off of fully depreciated assets	(26)	(4)	(11)	—	(41)
At 31 December	857	87	521	7	1,472

Accumulated impairment, depreciation and amortisation
At 1 January	299	47	254	7	607
Disposals and write-off of fully depreciated assets	(11)	(1)	(8)	—	(20)
Charge for the year	29	2	39	—	70
At 31 December	317	48	285	7	657

Net book value at 31 December	540	39	236	—	815

Notes on the accounts

20 Prepayments, accrued income and other assets
	Group			Bank
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Prepayments	10	17	19	—	—	—
Accrued income	200	195	213	115	96	98
Deferred expenses	25	30	51	2	2	—
Pension schemes in net surplus (see Note 4)	77	33	4	—	—	—
Interests in associates	37	49	49	12	10	7
Other assets	1,066	1,496	2,217	48	627	1,315
	1,415	1,820	2,553	177	735	1,420

21 Short positions			Group
			2013	2012	2011
			£m	£m	£m
Debt securities
- Government			6,971	9,918	10,796
- Other issuers			1,280	1,922	2,685
Equity shares			3	—	1
			8,254	11,840	13,482

Note:

(1)    All short positions are classified as held-for-trading.

22 Accruals, deferred income and other liabilities
Group	Bank
2013	2012	2011	2013	2012	2011
£m	£m	£m	£m	£m	£m
Notes in circulation	635	578	552	—	—	—
Current tax	52	164	40	4	4	—
Accruals	835	1,000	1,213	278	346	384
Deferred income	118	129	222	87	91	135
Deferred tax (see Note 23)	2	38	20	—	—	—
Provisions for liabilities and charges	3,630	1,133	650	1,383	976	561
Other liabilities	1,278	800	2,807	804	178	1,764
6,550	3,842	5,504	2,556	1,595	2,844
Group
Provisions for liabilities and charges	Payment	Interest Rate	Other	Other	Litigation (5)	Technology	Property (7)	Other	Total
Protection	Hedging	customer	regulatory	incident
Insurance (1)	Products (2)	redress (3)	provisions (4)	redress (6)
£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	499	411	26	—	32	19	139	7	1,133
Currency translation and other movements	—	—	—	—	(19)	—	—	3	(16)
Charge to income statement	534	340	500	90	1,946	—	32	33	3,475
Releases to income statement	—	—	(3)	—	(12)	—	(9)	(3)	(27)
Provisions utilised	(478)	(77)	(246)	—	(77)	(19)	(25)	(13)	(935)
At 31 December 2013	555	674	277	90	1,870	—	137	27	3,630

Bank
Provisions for liabilities and charges	Payment	Interest Rate	Other	Technology	Property (7)	Other	Total
Protection	Hedging	customer	incident
Insurance (1)	Products (2)	redress (3)	Litigation (5)	redress (6)
£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	477	396	23	—	2	77	1	976
Charge to income statement	494	294	282	2	—	15	11	1,098
Releases to income statement	—	—	(2)	(1)	—	—	(3)	(6)
Provisions utilised	(459)	(77)	(149)	—	(2)	(9)	11	(685)
At 31 December 2013	512	613	154	1	—	83	20	1,383

For the notes to these tables refer to the following page.

Notes on the accounts

22 Accruals, deferred income and other liabilities continued

Notes:

(1) The principal assumptions underlying the Group’s provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and the calculation rules in the FSA statement.

The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
Assumption	Actual to date	Current assumptions	Change in assumption %	Consequential change in provision £m
Take up rate	36%	38%	+/-5	+/-27
Uphold rate (1)	84%	83%	+/-5	+/-18
Average redress	£1,733	£1,646	+/-5	+/-16

Note:

(1) Uphold rates exclude claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs.

Background information in relation to PPI claims is given in Note 30.

(2) The Group has estimated £765 million for its liability in respect of the sale of Interest Rate Hedging Products based on experience, having now agreed a substantial number of outcomes with the independent skilled person appointed to review all decisions. The provision includes redress that will be paid to customers, interest payable on customer redress, the cost to the Group of exiting the hedging positions and the cost of undertaking the review. It does not include provision for any consequential losses that customers may have suffered as the Group is unable to reliably measure any liability it may have for such losses.

The principal assumptions underlying the Group’s provision are:

•        the proportion of relevant customers that will not opt in to the review

•        the number of transactions that qualify for redress

•        the nature of the redress (in particular whether a product is terminated or replaced with an alternative product and/or a different profile)

•        the cost of the review

      The table below shows the sensitivity of the Group’s provision to changes in the principal assumptions (all other assumptions remaining the same).

Sensitivity
Assumption	Change in assumption %	Consequential change in provision £m
Proportion of relevant customers that will not opt in to the review	+/-5	+/-29
Proportion of customer transactions qualifying for redress	+/-5	+/-44
Average redress	+/-5	+/-44

Uncertainties remain over the number of transactions that will qualify for redress and the nature and cost of that redress.

Background information in relation to Interest Rate Hedging Products claims is given in Note 30.

(3) The Group has provided for customer redress in relation to certain other retail products. None of these provisions are individually material.

(4) The Group is subject to a number of investigations by regulatory and other authorities. Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 30.

(5) Arising out of its normal business operations, the Group is party to legal proceedings in the United Kingdom, the United States and other jurisdictions. Litigation provisions at 31 December 2012 related to a number of proceedings; no individual provision was material. An additional charge of £1,946 million was recorded in 2013 as a result of greater levels of certainty on expected outcomes, primarily in respect of matters relating to mortgage-backed securities and securities-related litigation following third party litigation settlements and regulatory decisions. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 30.

Notes on the accounts

22 Accruals, deferred income and other liabilities continued

Notes continued:

(6) In June 2012, the Group experienced a technology incident that affected its transaction batch processing. Provisions of £120 million were charged during 2012 to meet the waiver of fees and interest; redress for customers of the Group; and other costs principally staff costs. These costs have been now been settled.

(7) The property provisions principally comprise provisions for onerous lease contracts. Provision is made for future rentals payable in respect of vacant leasehold property and for any shortfall where leased property is sub-let at a rental lower than the lease rentals payable by the Group.

23 Deferred tax
	Group			Bank
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Deferred tax liability	2	38	20	—	—	—
Deferred tax asset	(2,253)	(1,342)	(1,170)	(1,285)	(949)	(601)
Net deferred tax asset	(2,251)	(1,304)	(1,150)	(1,285)	(949)	(601)

Net deferred tax asset comprised:
	Group
						Fair	Available-				Tax
		Accelerated				value of	for-sale		Cash		losses
		capital		Deferred	IFRS	financial	financial		flow	Share	carried
	Pension	allowances	Provisions	gains	transition	instruments	assets	Intangibles	hedging	schemes	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	(473)	35	(291)	28	(97)	(1)	7	—	11	5	(377)	3	(1,150)
Charge/(credit) to income statement	30	(10)	(69)	(5)	33	1	1	1	(5)	—	231	(5)	203
(Credit)/charge to other
comprehensive income	(304)	—	—	(4)	—	—	1	—	2	6	—	—	(299)
Currency translation and other
adjustments	(1)	(1)	(67)	4	(1)	—	6	—	2	2	8	(10)	(58)
At 1 January 2013	(748)	24	(427)	23	(65)	—	15	1	10	13	(138)	(12)	(1,304)
Charge/(credit) to income statement	27	(3)	(544)	(5)	27	—	1	(1)	(4)	—	(652)	(5)	(1,159)
Charge/(credit) to other
comprehensive income	204	—	—	—	—	—	7	—	2	(1)	—	—	212
Currency translation and other
adjustments	(2)	—	9	—	—	—	—	—	—	—	(2)	(5)	—
At 31 December 2013	(519)	21	(962)	18	(38)	—	23	—	8	12	(792)	(22)	(2,251)

	Bank
								Tax
		Accelerated				Available	Cash	losses
		capital		Deferred	IFRS	for sale	flow	carried
	Pension	allowances	Provisions	gains	transition	securities	hedging	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2012	(459)	25	(7)	15	(91)	—	9	(93)	—	(601)
Charge/(credit) to income statement	18	(17)	(88)	(2)	30	1	(5)	27	—	(36)
(Credit)/charge to other comprehensive income	(314)	—	—	—	—	—	2	—	—	(312)
At 1 January 2013	(755)	8	(95)	13	(61)	1	6	(66)	—	(949)
Charge/(credit) to income statement	22	(7)	84	(3)	26	—	(4)	(652)	—	(534)
Charge/(credit) to other comprehensive income	196	—	—	—	—	—	2	—	—	198
At 31 December 2013	(537)	1	(11)	10	(35)	1	4	(718)	—	(1,285)

Notes on the accounts

23 Deferred tax continued

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2013	2012	2011
	£m	£m	£m
UK tax losses carried forward
- National Westminster Bank Plc	718	66	93

Overseas tax losses carried forward
- Ulster Bank Ireland	74	72	284
	792	138	377

UK tax losses

Under UK tax rules, tax losses do not expire and can be carried forward indefinitely.

National Westminster Bank Plc - the deferred tax asset in respect of tax losses at 31 December 2013 relates to residual unrelieved trading losses that arose between 2009 and 2013.  60% of the losses that arose were relieved against taxable profits arising in other UK Group companies. Based on the RBS Group’s strategic plan, the residual carried forward losses will be fully utilised against future taxable profits of the company by the end of 2018.  A 20% reduction in forecast profits would extend the recovery period by one year.

Overseas tax losses

Ulster Bank Ireland - a deferred asset has been recognised in respect of £592 million of total tax losses of £11,575 million carried forward at 31 December 2013. These losses arose principally as a result of significant impairment charges reflecting deteriorating economic conditions in the Republic of Ireland. Impairment charges are expected to reduce in the future. Based on the RBS Group’s strategic plan, the losses on which a deferred tax asset has been recognised will be utilised against future taxable profits of the company by the end of 2018. A 20% reduction in forecast profits would extend the recovery period by one year.

Unrecognised deferred tax

Deferred tax assets of £1,517 million (2012 - £984 million; 2011 - £517 million) have not been recognised in respect of tax losses carried forward of £11,849 million (2012 - £7,663 million; 2011 - £4,230 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses, £427 million will expire after five years. The balance of tax losses carried forward has no time limit.

Deferred tax liabilities of £175 million (2012 - £201 million; 2011 - £234 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation.  No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

24 Subordinated liabilities
	Group			Bank
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Dated loan capital	4,896	4,987	5,326	3,647	3,654	3,664
Undated loan capital	2,344	2,349	2,377	2,171	2,178	2,201
Preference shares	288	291	299	288	291	299
	7,528	7,627	8,002	6,106	6,123	6,164

The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Notes on the accounts

24 Subordinated liabilities continued
The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date; and by the next call date.

	Group
		2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		35	310	60	3,445	—	1,741	5,591
US dollar		3	—	242	—	—	571	816
Euro		1	—	333	483	—	304	1,121
		39	310	635	3,928	—	2,616	7,528

	Group
	Currently	2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,035	397	3,590	403	—	166	5,591
US dollar	—	574	—	242	—	—	—	816
Euro	—	159	—	350	466	—	146	1,121
	—	1,768	397	4,182	869	—	312	7,528

	Group
		2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		39	—	315	1,476	2,030	1,891	5,751
US dollar		1	93	—	248	—	437	779
Euro		1	—	326	457	16	297	1,097
		41	93	641	2,181	2,046	2,625	7,627

	Group
	Currently	2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,047	—	1,102	3,435	—	167	5,751
US dollar	248	438	93	—	—	—	—	779
Euro	—	855	—	—	98	—	144	1,097
	248	2,340	93	1,102	3,533	—	311	7,627

	Group
		2012	2013	2014-2016	2017-2021	Thereafter	Perpetual	Total
2011 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		41	—	321	1,478	2,030	1,745	5,615
US dollar		3	—	388	259	—	609	1,259
Euro		2	—	—	485	336	305	1,128
		46	—	709	2,222	2,366	2,659	8,002

	Group
	Currently	2012	2013	2014-2016	2017-2021	Thereafter	Perpetual	Total
2011 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	41	760	1,108	3,418	120	168	5,615
US dollar	871	—	—	388	—	—	—	1,259
Euro	159	1	—	—	485	336	147	1,128
	1,030	42	760	1,496	3,903	456	315	8,002

Notes on the accounts

24 Subordinated liabilities continued
	Bank
		2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		34	310	—	3,314	—	1,716	5,374
US dollar		3	—	—	—	—	571	574
Euro		1	—	—	—	—	157	158
		38	310	—	3,314	—	2,444	6,106

	Bank
	Currently	2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,034	397	3,400	403	—	140	5,374
US dollar	—	574	—	—	—	—	—	574
Euro	—	158	—	—	—	—	—	158
	—	1,766	397	3,400	403	—	140	6,106

	Bank
		2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		36	—	315	1,317	2,000	1,863	5,531
US dollar		1	—	—	—	—	437	438
Euro		1	—	—	—	—	153	154
		38	—	315	1,317	2,000	2,453	6,123

	Bank
	Currently	2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	882	—	1,102	3,407	—	140	5,531
US dollar	—	438	—	—	—	—	—	438
Euro	—	154	—	—	—	—	—	154
	—	1,474	—	1,102	3,407	—	140	6,123

	Bank
		2012	2013	2014-2016	2017-2021	Thereafter	Perpetual	Total
2011 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		37	—	321	1,318	2,000	1,717	5,393
US dollar		3	—	—	—	—	609	612
Euro		1	—	—	—	—	158	159
		41	—	321	1,318	2,000	2,484	6,164

	Bank
	Currently	2012	2013	2014-2016	2017-2021	Thereafter	Perpetual	Total
2011 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	37	700	1,108	3,318	90	140	5,393
US dollar	612	—	—	—	—	—	—	612
Euro	159	—	—	—	—	—	—	159
	771	37	700	1,108	3,318	90	140	6,164

Notes on the accounts

24 Subordinated liabilities continued
Dated loan capital	Capital	2013	2012	2011
	treatment	£m	£m	£m
The Bank
£300 million 7.875% subordinated notes 2015	Lower Tier 2	317	322	328
£300 million 6.5% subordinated notes 2021	Lower Tier 2	321	323	325
£2,000 million subordinated loan capital floating rate notes 2023	Lower Tier 2	2,009	2,009	2,000
(callable quarterly from January 2018) (1)
£1,000 million subordinated loan capital floating rate notes 2019	Lower Tier 2	1,000	1,000	1,011
(callable quarterly from November 2014) (1)
		3,647	3,654	3,664
RBS Holdings USA Inc.
US$300 million floating junior subordinated revolving credit 2014		—	—	194
US$150 million (2011 - US$300 million) floating rate subordinated notes 2014
(redeemed December 2013) (1)	Lower Tier 2	—	93	194

First Active plc
£60 million floating rate subordinated bonds 2018	Lower Tier 2	60	63	64

Ulster Bank Limited
€120 million floating rate notes 2020 (callable quarterly from October 2009) (1)	Lower Tier 2	100	98	101
£100 million floating rate subordinated loan capital 2019 (callable quarterly from September 2009) (1)	Lower Tier 2	100	100	100
€60 million floating rate notes 2020 (callable quarterly from December 2010) (1)	Lower Tier 2	50	49	50
€100 million floating rate notes 2022 (1)	Lower Tier 2	83	82	85
€280 million floating rate notes 2022 (callable quarterly from July 2017) (1)	Lower Tier 2	233	228	234
€400 million floating rate notes 2017 (callable quarterly from December 2012) (1)	Lower Tier 2	334	326	334

Coutts & Company
£30 million floating rate subordinated notes 2023 (callable quarterly from January 2018) (1)	Lower Tier 2	30	30	30
€20 million floating rate subordinated notes 2023 (callable quarterly from January 2018) (1)	Lower Tier 2	17	16	17

NatWest Group Holdings Corporation
US$400 million floating rate note 2018 (callable any time until November 2018) (1)	Ineligible	242	248	259
		4,896	4,987	5,326

Notes:

(1) On-lent from The Royal Bank of Scotland Group plc on a subordinated basis.

(2) In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(3) Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.

(4) Interest on all floating rate subordinated notes is calculated by reference to market rates.

Notes on the accounts

24 Subordinated liabilities continued
Undated loan capital	Capital	2013	2012	2011
	treatment	£m	£m	£m
The Bank
US$193 million primary capital floating rate notes, Series A (callable semi-annually from July 1990)	Upper Tier 2	117	119	124
US$229 million primary capital floating rate notes, Series B (callable semi-annually from August 1990)	Upper Tier 2	139	142	148
US$285 million primary capital floating rate notes, Series C (callable quarterly from November 1990)	Upper Tier 2	173	177	184
€178 million floating rate subordinated notes (callable quarterly from October 2009)	Upper Tier 2	149	146	150
€10 million floating rate step-up notes (callable quarterly from October 2009)	Upper Tier 2	9	9	9
£87 million floating rate step-up notes (callable every five years from January 2010)	Upper Tier 2	92	92	91
£53 million 7.125% step-up notes (callable every five years from October 2022)	Upper Tier 2	54	55	56
£35 million 11.5% notes (callable anytime from December 2022) (1,2)	Upper Tier 2	35	35	35
£700 million floating rate notes (callable every five years from January 2013) (1)	Upper Tier 2	700	703	704
£700 million floating rate notes (callable quarterly from September 2016) (1)	Upper Tier 2	703	700	700
		2,171	2,178	2,201

First Active plc
£20 million 11.75% perpetual subordinated note	Lower Tier 2	25	25	26
€38 million 11.375% perpetual subordinated note	Lower Tier 2	52	46	48
£1.3 million floating rate perpetual subordinated note	Lower Tier 2	1	2	2

Ulster Bank Limited
€120 million perpetual floating rate notes (callable quarterly from September 2010) (1)	Lower Tier 2	95	98	100
		2,344	2,349	2,377

Notes:

(1)    On-lent from The Royal Bank of Scotland plc on a subordinated basis.

(2)    Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.

(3)    The company can satisfy interest payment obligations by issuing sufficient ordinary shares to appointed Trustees to enable them, on selling these shares, to settle the interest payment.

(4)    Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.

(5)    In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(6)    Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares	Capital	2013	2012	2011
	treatment	£m	£m	£m
The Bank
Non-cumulative preference shares of £1
Series A £140 million 9% (non-callable)	Tier 1	143	143	143

Non-cumulative preference shares of US$25
Series C US$246 million 7.7628% (callable quarterly from April 2002) (2)	Tier 1	145	148	156
		288	291	299

Note:

(1) Further details of the contractual terms of the preference shares are given in Note 25.

(2) Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at par.

Notes on the accounts

25 Share capital and reserves
	Allotted, called up and fully paid
	2013	2012	2011
	£m	£m	£m
Ordinary shares of £1	1,678	1,678	1,678
Non-cumulative preference shares of £1	140	140	140
Non-cumulative preference shares of US$25	123	123	123

Number of shares - millions	Allotted, called up and fully paid
	2013	2012	2011
Ordinary shares of £1	1,678	1,678	1,678
Non-cumulative preference shares of £1	140	140	140
Non-cumulative preference shares of US$25	10	10	10

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

The Group received capital contributions of £2,070 million in 2013 (2012 - £8,050 million; 2011 - £5,200 million) from the holding company for which no additional share capital was issued. As such, this has been recorded as a capital contribution in retained earnings.

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

Notes on the accounts

26 Leases
Minimum amounts receivable under non-cancellable leases:
	Group
	Finance lease contracts
	Gross	Present value	Present
	amounts	adjustments	value
Year in which receipt will occur	£m	£m	£m
2013
Receivable:
Within 1 year	62	(7)	55
After 1 year but within 5 years	87	(9)	78
After 5 years	66	(36)	30
Total	215	(52)	163

2012
Receivable:
Within 1 year	72	(7)	65
After 1 year but within 5 years	107	(14)	93
After 5 years	73	(41)	32
Total	252	(62)	190

2011
Receivable:
Within 1 year	9	—	9
After 1 year but within 5 years	28	(3)	25
After 5 years	77	(45)	32
Total	114	(48)	66

	Group
	2013	2012	2011
	£m	£m	£m
Amounts recognised as income and expense
Finance leases - contingent rental income	(3)	(3)	(3)
Operating leases - minimum rentals payable	101	106	111

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

Notes on the accounts

27 Structured entities

A structured entity (SE) is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose, they do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions. As well as being a key element of securitisations, SEs are also used in fund management activities to segregate custodial duties from the fund management advice.

The Group applies IFRS 10 ‘Consolidated Financial Statements’ in determining whether or not to consolidate an SE. Entities, including SEs, are consolidated where the Group has power over the investee; exposure, or rights, to variable returns from its involvement with the entity; and the ability to use its power over the entity to affect the amount of the Group’s returns.

Consolidated structured entities

Securitisations

In a securitisation, assets, or interests in a pool of assets, are transferred generally to a SE which then issues liabilities to third party investors. The majority of securitisations are supported through liquidity facilities or other credit enhancements. The Group arranges securitisations to facilitate client transactions and undertakes own asset securitisations to sell or to fund portfolios of financial assets. The Group also acts as an underwriter and depositor in securitisation transactions in both client and proprietary transactions.

The Group’s involvement in client securitisations takes a number of forms. It may: sponsor or administer a securitisation programme; provide liquidity facilities or programme-wide credit enhancement; and purchase securities issued by the vehicle.

Own asset securitisations

In own-asset securitisations, the pool of assets held by the SE is either originated by the RBS Group, or (in the case of whole loan programmes) purchased from third parties.

The table below analyses the asset categories for those own-asset securitisations where the transferred assets continue to be recorded on the Group’s balance sheet.

	Group
	2013				2012				2011
		Debt securities in issue				Debt securities in issue				Debt securities in issue
Asset type		Held by third	Held by the			Held by third	Held by the			Held by third	Held by the
	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages
- UK (2)	6,521	—	—	—	7,619	—	—	—	—	—	—	—
- Irish	9,300	1,890	8,751	10,641	10,587	3,217	7,634	10,851	12,660	3,472	8,670	12,142
UK credit cards (2)	2,076	—	—	—	1,891	—	—	—	2,477	—	—	—
UK personal loans (2)	2,455	—	—	—	3,420	—	—	—	3,794	—	—	—
Other loans (2,3)	5,141	—	—	—	7,165	—	1,355	1,355	7,386	—	—	—
	25,493	1,890	8,751	10,641	30,682	3,217	8,989	12,206	26,317	3,472	8,670	12,142

Notes:

(1)    Debt securities retained by the Group may be pledged with central banks.

(2)    These assets have been transferred to SEs that are consolidated by RBS plc.

(3)    Corporate, social housing and student loans.

Covered bond programme

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group. The Group retains all of the risks and rewards of these loans, the partnerships are consolidated by the RBS Group, the loans retained on the RBS Group’s balance sheet and the related covered bonds included within debt securities in issue of the RBS Group. At 31 December 2013, £13,258 million of mortgages have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group (2012 - £12,961 million; 2011 - nil).

Notes on the accounts

27 Structured entities continued

Unconsolidated structured entities

The Group’s interests in unconsolidated structured entities are analysed below.

	Asset backed securitisation vehicles
	Sponsored	Not sponsored	Total
	£m	£m	£m
Held-for-trading
Debt securities	147	7,558	7,705

Other than held-for-trading
Debt securities	—	8	8
Total exposure	147	7,566	7,713

Notes:

(1)    Income from interests in unconsolidated structured entities includes interest receivable, changes in fair value and other income less impairments that may be required.

(2)    A sponsored entity is a structured entity established by the Group where the Group provides liquidity and/or credit enhancements or provides ongoing services to the entity. The Group can act as sponsor for its own or for customers’ transactions.

(3)    In 2013 the Group transferred £367 million of assets into sponsored structured entities which are not consolidated by the Group and for which the Group held no interest at 31 December 2013. The income arising from these entities was £45 million.

28 Asset transfers

Under IAS 39 a financial asset is transferred if the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party.  Following a transfer the financial asset will be derecognised; not derecognised and retained in full on the Group’s balance sheet; or continue to be recognised on the balance sheet to the extent of the Group’s continuing involvement.

Transfers that do not qualify for derecognition

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

Securities sold under repurchase transactions are not derecognised if the Group retains substantially all the risks and rewards of ownership. The fair value (and carrying value) of securities transferred under such repurchase transactions included on the balance sheet, are set out below. All of these securities could be sold or repledged by the holder.

	Group
Assets subject to securities repurchase agreements or security lending transactions	2013	2012	2011
	£m	£m	£m
Debt securities	17,212	28,008	30,647
Equity shares	—	—	12

The following table analyses assets that have been transferred but have failed the derecognition rules under IAS 39 and therefore continue to be recognised on the Group and Bank’s balance sheet.

Asset type	2013 (1)	2012 (1)	2011
	£m	£m	£m
UK mortgages	19,779	20,580	—
UK credit cards	2,076	1,891	2,477
UK personal loans	2,455	3,420	3,794
Other loans (2)	5,141	6,427	7,310
	29,451	32,318	13,581

Notes:

(1)    The fair value of the transferred assets for the Group and Bank is £28,280 million (2012 - £29,664 million) where recourse is to these assets only.

(2)    Comprises corporate, social housing and student loans.

Notes on the accounts

28 Asset transfers continued

Transfers that continue to be recognised to the extent of the Group’s continuing involvement (IAS 39)

In certain securitisations of US residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control of the assets and continues to recognise the assets to the extent of its continuing involvement, as defined by IAS 39, which takes the form of retaining certain subordinated bonds issued by the securitisation vehicles.

These interests relate predominantly to mortgage-backed securities which were re-securitised. Retained interests are generally not held to maturity and are typically sold after settlement of the securitisation. Retained interests may be subordinated to other investors' interests.

Third party investors and securitisation trusts have no recourse to the Group's other assets for failure of debtors to perform on the securitised loans or securities, effectively transferring the risk of future credit losses to the purchasers of the securities issued by the trust.

The value of the retained interest varies and is subject to credit, interest rate, prepayment, and other risks of the transferred assets. In the ordinary course of business, the Group does not provide any other financial support to the securitisation trusts other than holding these retained interests. At 31 December 2013, securitised assets were £0.2  billion (2012 - £0.2  billion; 2011 - £0.5  billion); retained interest at fair value £53  million (2012 - £29  million; 2011 - £60  million); subordinated assets £29  million (2012 - £1 million; 2011 - £3 million); and related liabilities £29  million (2012 - £1 million; 2011 - £3 million).

Assets pledged as collateral
The Group pledges collateral with its counterparties in respect of derivative liabilities and bank and other borrowings.

	Group			Bank
Assets pledged against liabilities	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Loans and advances to banks	—	8	9	—	—	—
Loans and advances to customers	1,337	1,764	2,617	166	—	364
	1,337	1,772	2,626	166	—	364

Liabilities secured by assets
Deposits by banks	—	—	1,380	—	—	—
Derivatives	—	550	895	—	423	481
	—	550	2,275	—	423	481

Notes on the accounts

29 Capital resources
The Group's regulatory capital resources in accordance with PRA definitions were as follows:

	2013	2012	2011
	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)	12,872	20,700	16,135

Non-controlling interests
Non-controlling interests	1,278	1,257	1,272
Non-controlling preference shares	(1,174)	(1,164)	(1,177)
	104	93	95

Regulatory adjustments and deductions
Defined benefit pension fund adjustment	532	—	—
Net unrealised AFS (gains)/losses	(55)	(21)	(5)
Cash flow hedging reserve	6	10	14
Other regulatory adjustments	54	(165)	11
Goodwill and other intangible assets	(797)	(736)	(812)
50% of expected losses less impairment provisions	(52)	(1,407)	(1,773)
50% of securitisation positions	(231)	(331)	(424)
	(543)	(2,650)	(2,989)

Core Tier 1 capital	12,433	18,143	13,241

Other Tier 1 capital
Preference shares - debt	283	286	293
Non-controlling preference shares	1,174	1,164	1,177
	1,457	1,450	1,470

Tier 1 deductions
50% of material holdings	(418)	(387)	(339)
Tax on expected losses less impairment provisions	15	457	640
	(403)	70	301

Total Tier 1 capital	13,487	19,663	15,012

Notes on the accounts

29 Capital resources continued
Qualifying Tier 2 capital	2013	2012	2011
	£m	£m	£m
Undated subordinated debt	2,226	2,265	2,290
Dated subordinated debt - net of amortisation	4,480	4,612	4,989
Unrealised gains on AFS equity shares	59	23	4
Collectively assessed impairment provisions	1	—	5
	6,766	6,900	7,288

Tier 2 deductions
50% of securitisation positions	(231)	(331)	(424)
50% of standardised losses less impairment provisions	(67)	(1,864)	(2,413)
50% of material holdings	(418)	(387)	(339)
	(716)	(2,582)	(3,176)

Total Tier 2 capital	6,050	4,318	4,112

Supervisory deductions
Unconsolidated investments	—	—	(111)
Other deductions	(56)	(56)	(177)

	(56)	(56)	(288)
Total regulatory capital	19,481	23,925	18,836

In the management of capital resources, the Group is governed by the RBS Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the RBS Group has regard to the supervisory requirements of the PRA. The PRA uses risk asset ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. The Group has complied with the PRA’s capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally banking entities, are subject to various individual regulatory capital requirements in the UK and overseas. Furthermore, the payment of dividends by subsidiaries and the ability of members of the RBS Group to lend money to other members of the RBS Group may be subject to restrictions such as local regulatory or legal requirements, the availability of reserves and financial and operating performance.

Notes on the accounts

30 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2013. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group			Bank
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	2,172	2,249	2,584	1,096	1,080	1,115
Other contingent liabilities	1,422	1,400	1,566	1,132	1,117	1,295
	3,594	3,649	4,150	2,228	2,197	2,410

Commitments
Undrawn formal standby facilities, credit lines and other
commitments to lend
- less than one year	32,598	32,363	35,919	28,294	28,436	30,654
- one year and over	17,163	14,643	9,139	14,028	11,993	7,384
Other commitments	89	178	152	84	168	111
	49,850	47,184	45,210	42,406	40,597	38,149

Total contingent liabilities and commitments	53,444	50,833	49,360	44,634	42,794	40,559

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
	Group			Bank
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	90	98	105	70	77	81
- after 1 year but within 5 years	293	316	345	227	246	262
- after 5 years	600	659	750	465	510	568
	983	1,073	1,200	762	833	911
Other capital expenditure	—	—	1	—	—	—
Contracts to purchase goods or services (2)	27	20	32	—	—	—
	1,010	1,093	1,233	762	833	911

Notes:

(1)    Predominantly property leases.

(2)    Of which due within 1 year: £17 million (2012 - £14 million; 2011 - £25 million).

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £341 million (2012 - £341 million; 2011 - £316 million).

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The interest rate on these borrowings is subject to a floor being the higher of 12 month LIBOR plus 100 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estates of Bradford & Bingley and the other failed banks. The FSCS will levy the deposit taking sector for its share of the balance of the principal outstanding for the non-Bradford & Bingley loan prior to the FSCS loan facility with HMT expiring in March 2016. In addition, the FSCS recently announced HMT’s intention to collect an interim payment relating to resolution costs for Dunfermline Building Society of £100 million. The capital element of the levy is expected to rise to £399 million (£363 million in the 2013/14 scheme year).

The Group has accrued £101 million for its share of estimated FSCS levies for the 2013/14 and 2014/15 scheme years.

Notes on the accounts

30 Memorandum items continued

Litigation, investigations and reviews

Litigation, investigations and reviews

Arising out of their normal business operations, the Bank and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the United States and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the RBS Group is involved is inherently uncertain, the directors of the Group believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2013 (see Note 22). The litigation provision reflects in large part the £1.9 billion provision taken in the last quarter of 2013 primarily related to mortgage-backed securities and securities related litigation and investigations. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised.

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

There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are material individually or in aggregate.

Litigation

Shareholder litigation

RBSG and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In the Preferred Shares litigation, the consolidated amended complaint alleged certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserted claims under Sections 11, 12 and 15 of the US Securities Act of 1933, as amended (Securities Act). The putative class is composed of all persons who purchased or otherwise acquired RBSG Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement. In September 2012, the Court dismissed the Preferred Shares litigation with prejudice. On 25 September 2013, the United States Court of Appeals for the Second Circuit (Second Circuit Court of Appeals) affirmed the lower Court’s dismissal of the litigation. The deadline for plaintiffs to appeal from the Second Circuit Court of Appeals to the United States Supreme Court has expired.

With respect to the ADR claims, a consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired RBSG's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs have appealed the dismissal of this case to the Second Circuit Court of Appeals, and that appeal is in the process of being briefed by the parties.

Additionally, between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the RBS Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. On 30 July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group’s defence to the claims was filed on 13 December 2013.

Notes on the accounts

30 Memorandum items continued

Other securitisation and securities related litigation in the United States

RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$67 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. Although the allegations vary by claim, in general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies remain as defendants in more than 40 lawsuits brought by purchasers of MBS, including the purported class actions identified below.

Among these MBS lawsuits are four cases filed on 2 September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$10.5 billion were outstanding at 31 December 2013 with cumulative losses of approximately US$0.9 billion (being the loss of principal value suffered by security holders). On 30 September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. Discovery is ongoing.

The other three FHFA lawsuits (against Ally Financial Group, Countrywide Financial Corporation and Nomura) name RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Two of these cases are part of a coordinated proceeding in the United States District Court for the Southern District of New York in which discovery is underway. The third case (the Countrywide matter) is pending in the United States District Court for the Central District of California. Two other FHFA lawsuits (against JP Morgan and Morgan Stanley) in which RBS Securities Inc. was an underwriter defendant have been settled without any contribution from RBS Securities Inc.

Other MBS lawsuits against RBS Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union) and six cases filed by the Federal Home Loan Banks of Boston, Chicago, Indianapolis, Seattle and San Francisco.

The purported MBS class actions in which RBS Group companies are defendants include New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. and In re IndyMac Mortgage-Backed Securities Litigation. A third MBS class action, New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al., has been settled in principle for US$275 million subject to documentation and court approval. There is a provision that fully covers the settlement amount. The case relates to more than US$15 billion of the issued MBS that are the subject of MBS claims pending against RBS Group companies. The outcome in this case should not be seen as indicative of how other MBS lawsuits may be resolved.

RBS Securities Inc. was also a defendant in Luther v. Countrywide Financial Corp. et al. and related class action cases (the “Luther Litigation”). On 5 December 2013, the court granted final approval of a US$500 million settlement of plaintiffs’ claims to be paid by Countrywide without contribution from RBS Securities Inc. Several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

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

London Interbank Offered Rate (LIBOR)

Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. On 29 March 2013, the Court dismissed plaintiffs' antitrust claims, claims under RICO (Racketeer Influenced and Corrupt Organizations Act), and certain state law claims, but declined to dismiss certain other claims. Discovery is stayed. Over 35 other USD LIBOR-related actions involving RBS have been stayed pending further order from the Court.

Notes on the accounts

30 Memorandum items continued

Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action") and (ii) Euribor (the "Euribor action"), both of which are pending in the United States District Court for the Southern District of New York.

Details of LIBOR investigations and their outcomes affecting the RBS Group are set out under ‘Investigations and reviews’ below.

FX antitrust litigation

Certain members of the RBS Group, as well as a number of other financial institutions, have been named as defendants in multiple antitrust class action complaints filed in the United States District Court for the Southern District of New York since November 2013. The plaintiffs generally allege that the defendants violated the U.S. antitrust laws, state statutes, and the common law by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates.

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers.

Investigations and reviews

The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the European Union, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange rates

On 6 February 2013, the RBS Group announced settlements with the Financial Services Authority in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of the London Interbank Offered Rate (LIBOR). The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement. On 12 April 2013, RBS Securities Japan Limited received a business improvement order from Japan’s Financial Services Agency requiring RBS to take remedial steps to address certain matters, including inappropriate conduct in relation to Yen LIBOR. RBS Securities Japan Limited is taking steps to address the issues raised in compliance with that order. In June 2013, RBS plc was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011. RBS plc was ordered at that time to set aside additional statutory reserves with MAS of SGD1-1.2 billion and to formulate a remediation plan. RBS plc has submitted its remediation plan to the MAS.

The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

In February 2014, the RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading activities apparently involving multiple financial institutions. The RBS Group has received enquiries from certain of these authorities including the FCA. The RBS Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading activity. At this stage, the RBS Group cannot estimate reliably what effect, if any, the outcome of the investigation may have on the RBS Group.

Notes on the accounts

30 Memorandum items continued

Technology incident in June 2012

On 19 June 2012, the RBS Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The cause of the incident has been investigated by independent external counsel with the assistance of third party advisors. The Group agreed to reimburse customers for any loss suffered as a result of the incident and the Group made a provision of £120 million in 2012.

The incident, the RBS Group's handling of the incident, and the systems and controls surrounding the processes affected, are the subject of regulatory investigations in the UK and in the Republic of Ireland.

On 9 April 2013, the UK Financial Conduct Authority (FCA) announced that it had commenced an enforcement investigation into the incident. This is a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). The FCA and PRA will reach their conclusions in due course and will decide whether or not to initiate enforcement action following that investigation. While the outcomes of the FCA and PRA investigations will be separate, the regulators have indicated that they will endeavour to co-ordinate the timescales of their respective investigations. Separately the Central Bank of Ireland has initiated an investigation.

Interest rate hedging products

In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. On 31 January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise.

The RBS Group will provide fair and reasonable redress to non-sophisticated customers classified as retail clients or private customers, who were mis-sold interest rate hedging products. In relation to non-sophisticated customers classified as retail clients or private customers who were sold interest rate products other than interest rate caps on or after 1 December 2001 up to 29 June 2012, the RBS Group is required to (i) make redress to customers sold structured collars; and (ii) write to customers sold other interest rate hedging products offering a review of their sale and, if it is appropriate in the individual circumstances, the RBS Group will propose fair and reasonable redress on a case by case basis. Furthermore, non-sophisticated customers classified as retail clients or private customers who have purchased interest rate caps during the period on or after 1 December 2001 to 29 June 2012 will be entitled to approach the RBS Group and request a review.

The redress exercise and the past business review are being scrutinised by an independent reviewer, who will review and agree any redress, and will be overseen by the FCA.

In addition to the redress exercise that is being overseen by the FCA, the RBS Group is also dealing with a large number of active claims by customers who are eligible to be considered under the FCA redress programme as well as customers who are outside of such scope due to their sophistication. The RBS Group is encouraging those customers that are eligible, to seek redress under the redress scheme overseen by the FCA. To the extent that claims are brought, the RBS Group believes it has strong grounds for defending these claims.

The RBS Group has decided to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland and to customers of RBS International.

The Group has made provisions totalling £0.8 billion to date for this matter, including £340 million in 2013, of which £81 million has been utilised at 31 December 2013.

Retail banking

Since initiating an inquiry into retail banking in the European Union (EU) in 2005, the European Commission (EC) continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The RBS Group cannot predict the outcome of these actions at this stage.

FSA mystery shopping review

On 13 February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved. The action required includes a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers). The RBS Group will be required to appoint an independent third party to either carry out or oversee this work. The scope and terms of the past business review and the appointment of the independent third party remain under discussion. The RBS Group cannot predict the outcome of this review at this stage.

Card Protection Plan Limited

On 22 August 2013, the FCA announced that Card Protection Plan Limited (CPP) and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The compensation scheme has now been approved by the requisite number of customers and by the High Court of England and Wales. CPP has written to affected policyholders to ask those who believe they have been mis-sold to submit their claims. Claims that have been submitted to date are currently being processed. Save for exceptional cases, all claims must be submitted before 31 August 2014. The RBS Group has made appropriate levels of provision based on its estimate of ultimate exposure.

Notes on the accounts

30 Memorandum items continued

Tomlinson Report

On 25 November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK government’s Department for Business, Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the RBS Group’s Global Restructuring Group’s treatment of SMEs. The Tomlinson Report has been passed to the PRA and FCA. On 29 November 2013, the FCA announced that an independent skilled person will be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The RBS Group will fully cooperate with the FCA in its investigation.

In response to the Tomlinson Report, the Bank has instructed Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group’s Global Restructuring Group was alleged to be culpable of systemic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance is due to submit a report to the RBS Group board by the end of the second quarter of 2014.

Multilateral interchange fees

In 2007, the EC issued a decision that, while interchange is not illegal per se, MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA were in breach of competition law. MasterCard was required to withdraw (i.e. set to zero) the relevant cross-border MIF by 21 June 2008. MasterCard appealed against the decision to the General Court in March 2008, with the RBS Group intervening in the appeal proceedings. The General Court heard MasterCard’s appeal in July 2011 and issued its judgment in May 2012, upholding the EC’s original decision. MasterCard has appealed further to the Court of Justice and the RBS Group has intervened in these appeal proceedings. The appeal hearing took place on 4 July 2013 and the Advocate General’s (AG) opinion (which is a non binding opinion and provided to the Court in advance of its final decision) was published on 30 January 2014. The AG opinion proposes that the Court should dismiss MasterCard’s appeal. The Court’s decision is awaited. MasterCard negotiated interim cross border MIF levels to apply for the duration of the General Court proceedings. These MIF levels remain in place during the appeal before the Court of Justice.

On 9 April 2013, the EC announced it was opening a new investigation into interbank fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In March 2008, the EC opened a formal inquiry into Visa’s MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the EEA. In April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. In April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. In July 2012 Visa made a request to re-open the settlement in order to modify the fee. The EC rejected the request and in October 2012 Visa filed an appeal to the General Court seeking to have that decision annulled. That appeal is ongoing. The EC is continuing its investigations into Visa’s cross border MIF arrangements for deferred debit and credit transactions. On 31 July 2012 the EC announced that it had issued Visa with a supplementary Statement of Objections regarding consumer credit cards in the EEA. On 14 May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during early 2015 at the earliest. The draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) has ongoing investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. The OFT has not made a finding of an infringement of competition law and has not issued a Statement of Objections to any party in connection with those investigations. In February 2013 the OFT confirmed that while reserving its right to do so, it does not currently expect to issue Statements of Objections in respect of these investigations (if at all) prior to the handing down of the judgment of the Court of Justice in the matter of MasterCard's appeal against the EC’s 2007 infringement decision.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector.

Notes on the accounts

30 Memorandum items continued

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

The FSA published a final policy statement in August 2010 imposing significant changes with respect to the handling of complaints about the mis-selling of PPI. In October 2010, the British Bankers’ Association (BBA) filed an application for judicial review of the FSA’s policy statement and of related guidance issued by the FOS. In April 2011 the High Court issued judgment in favour of the FSA and the FOS and in May 2011 the BBA announced that it would not appeal that judgment. The RBS Group then reached agreement with the FSA on a process for implementation of its policy statement and for the future handling of PPI complaints. Implementation of the agreed processes is currently under way. The Group has made provisions totalling £1.8 billion to date for this matter, including £534 million in 2013, of which £1.2 billion has been utilised at 31 December 2013.

Personal current accounts / retail banking

In July 2008, the OFT published a market study report into Personal Current Accounts (PCAs) raising concerns as regards the way the market was functioning. In October 2009 the OFT summarised initiatives agreed with industry to address these concerns. In December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the PCA market in the UK, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes were required for the market to work in the best interests of bank customers. In March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives designed to address its concerns, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced that it would conduct six-monthly reviews and would also review the market again fully in 2012 and undertake a brief analysis on barriers to entry.

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

Additionally, in May 2010, the OFT announced its review of barriers to entry. The review concerned retail banking and banking for small and medium size enterprises (SMEs) (up to £25 million turnover). The OFT published its report in November 2010. It advised that it expected its review to be relevant to the ICB, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the UK. The OFT did not indicate whether it would undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT’s report and recommendations regarding barriers to entry upon the RBS Group.

On 13 July 2012, the OFT launched its planned full review of the PCA market. The review was intended to consider whether the initiatives agreed by the OFT with banks to date have been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report was published on 25 January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes are required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. However, the OFT recognised at the time it published the report that a number of major developments were expected over the coming months including divestment of branches, improvements in account switching and assistance to customers to compare products and services. Therefore the OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or before. The OFT also announced that it will be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and will study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the successor body to the OFT, the Competition and Markets Authority (CMA), announced that in addition to its pending SME review (see below), it intends to carry out a short update of the OFT’s 2013 PCA review.  The preliminary findings of this update are expected by Summer 2014.

SME banking market study

The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking but also announced that its successor body, the CMA, would continue the review. On the same day, the CMA indicated that it expected to come to a provisional decision on whether or not to refer SME banking to a more detailed phase 2 investigation by Summer 2014.

Notes on the accounts

30 Memorandum items continued

Credit default swaps (CDS) investigation

The RBS Group is a party to the EC’s antitrust investigation into the CDS information market. The RBS Group is co-operating fully with the EC's investigation and in July 2013 received a Statement of Objections from the EC. The EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the RBS Group cannot estimate reliably what effect the outcome of the investigation may have on the Group, which may be material.

Securitisation and collateralised debt obligation business

In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and repurchase requests.

On 7 November 2013, the RBS Group announced that it had settled with the US Securities and Exchange Commission (‘the SEC’) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The RBS Group co-operated fully with the SEC throughout the investigation.

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

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, at the New York State Attorney General's request, representatives of the RBS Group attended an informal meeting to provide additional information about the RBS Group's mortgage securitisation business. The investigation is ongoing and the RBS Group continues to provide the requested information.

US mortgages - loan repurchase matters

The RBS Group’s Markets business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). Markets did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, Markets generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, Markets made such representations and warranties itself. Where Markets has given those or other representations and warranties (whether relating to underlying loans or otherwise), Markets may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, Markets may be able to assert claims against third parties who provided representations or warranties to Markets when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2013, Markets received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by Markets. However, repurchase demands presented to Markets are subject to challenge and rebuttal by Markets.

The RBS Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group’s net assets, operating results or cash flows in any particular period.

Governance and risk management consent order

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

Notes on the accounts

30 Memorandum items continued

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

US dollar processing consent order

The RBS Group’s operations include businesses outside the United States that are responsible for processing US dollar payments. On 11 December 2013 RBSG and RBS plc announced that they had reached a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US. In settlement with the above authorities, RBS plc agreed to pay US$100 million in total, including US$50 million to the Fed, of which US$33 million was deemed to satisfy the OFAC penalty, and US$50 million to DFS.

As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Fed (the Order) indicating, among other things, that: (a) RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations; (b) from at least 2005 to 2008, certain business lines within RBS plc developed and implemented policies and procedures for processing U.S. dollar-denominated funds transfers through unaffiliated U.S. financial institutions involving parties subject to OFAC Regulations that omitted relevant information from payment messages necessary for the U.S. financial institutions to determine whether these transactions were carried out in a manner consistent with U.S. law; and (c) the RBS Group continues to implement improvements in its oversight and compliance programme for activities involving offices outside the United States that impact the ability of U.S. financial institutions to comply with applicable OFAC sanctions.

In the Order (which is publicly available), the RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme. The programme has now been submitted to the Federal Reserve Bank of Boston (Reserve Bank) for approval.

Sixty days after approval of the programme, the RBS Group is to complete a global OFAC risk assessment and submit it to the Reserve Bank and the FCA. The RBS Group also agreed in the Order to hire an independent consultant (subject to approval by the Reserve Bank and the FCA) to conduct an annual OFAC compliance review involving a review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments. The Order further requires the RBS Group to submit quarterly written progress reports to the Reserve Bank detailing the form and manner of all actions taken to secure compliance with the Order. It was also announced that the US Department of Justice and the New York County District Attorney’s Office had concluded their parallel criminal investigations and do not intend to take any action against RBS plc.

US/Swiss tax programme

In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts.  The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ’s investigations.

Coutts & Co AG (Coutts), a member of the RBS Group incorporated in Switzerland, has notified the DOJ that it intends to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme requires a detailed review of all US related accounts. The review is due to be completed and the results presented to the DOJ later in 2014.

Notes on the accounts

31 Net cash (outflow)/inflow from operating activities	Group			Bank
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Operating loss before tax	(6,805)	(3,299)	(4,494)	(1,538)	(6,815)	(4,153)
(Increase)/decrease in prepayments and accrued income	(22)	37	49	(19)	2	(6)
Interest on subordinated liabilities	267	294	233	250	268	221
Decrease in accruals and deferred income	(182)	(349)	(267)	(76)	(116)	(79)
Provisions for impairment losses	5,407	3,183	4,792	586	812	1,041
Loans and advances written-off net of recoveries	(1,652)	(921)	(1,285)	(937)	(704)	(1,052)
Unwind of discount on impairment losses	(276)	(328)	(320)	(70)	(78)	(67)
(Profit)/loss on sale of property, plant and equipment	(12)	3	(2)	(4)	3	(1)
(Profit)/loss on sale of subsidiaries and associates	(3)	2	(45)	1	—	(29)
Loss/(profit) on sale of securities	1	(2)	(3)	(1)	—	—
Charge for defined benefit pension schemes	261	170	206	211	111	156
Cash contribution to defined benefit pension schemes	(504)	(551)	(550)	(411)	(452)	(452)
Other provisions charged net of releases	3,448	1,172	583	1,092	1,005	560
Other provisions utilised	(935)	(739)	(196)	(685)	(622)	(187)
Depreciation and amortisation	214	213	218	128	132	132
Write-down of goodwill and other intangible assets	2	117	—	—	—	—
Gain on redemption of own debt	(239)	—	(251)	—	—	—
Write down of investment in subsidiaries	—	—	—	931	5,061	2,337
Elimination of foreign exchange differences	262	1,469	(40)	2	131	95
Other non-cash items	86	228	329	(124)	183	191
Net cash (outflow)/inflow from trading activities	(682)	699	(1,043)	(664)	(1,079)	(1,293)
Decrease/(increase) in loans and advances to banks and customers	9,612	13,571	10,671	(615)	15,810	13,586
Decrease/(increase) in securities	11,961	5,401	(2,096)	14	761	(484)
(Increase)/decrease in other assets	(54)	624	(133)	79	697	317
Decrease/(increase) in derivative assets	1,269	411	(1,754)	1,270	(100)	(1,585)
Changes in operating assets	22,788	20,007	6,688	748	17,168	11,834
(Decrease)/increase in deposits by banks and customers	(18,385)	(6,298)	2,049	8,556	2,388	2,434
Decrease in debt securities in issue	(1,616)	(273)	(3,772)	—	—	—
Decrease in other liabilities	(1,092)	(2,067)	(921)	(1,083)	(1,587)	(624)
(Decrease)/increase in derivative liabilities	(1,477)	(537)	2,566	(1,425)	157	2,522
(Decrease)/increase in settlement balances and short positions	(3,193)	(1,692)	800	37	22	(71)
Changes in operating liabilities	(25,763)	(10,867)	722	6,085	980	4,261
Income taxes (paid)/received	(153)	627	453	91	596	527
Net cash (outflow)/inflow from operating activities	(3,810)	10,466	6,820	6,260	17,665	15,329

Notes on the accounts

32 Analysis of the net investment in business interests and intangible assets
	Group			Bank
	2013	2012	2011	2013	2012	2011
Acquisitions and disposals	£m	£m	£m	£m	£m	£m
Value recognised for business transferred from fellow subsidiary	—	(59,349)	—	—	(59,349)	—
Additional investments in Group undertakings	—	—	—	(1,280)	(2,938)	(4,660)
Net outflow of cash in respect of purchases	—	(59,349)	—	(1,280)	(62,287)	(4,660)

Other assets sold	163	2	2	—	—	—
Repayments of investments	—	—	—	19	—	850
Non-cash consideration	3	—	—	—	—	—
Profit/(loss) on disposal	3	(2)	45	(1)	—	29
Net inflow of cash in respect of disposals	169	—	47	18	—	879

Dividends received from associates	12	10	1	—	—	—
Net cash expenditure on intangible assets	(19)	(26)	(146)	—	—	(92)
Net inflow/(outflow)	162	(59,365)	(98)	(1,262)	(62,287)	(3,873)

33 Interest received and paid
	Group			Bank
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
Interest received	7,584	6,364	6,264	5,764	4,191	3,744
Interest paid	(3,670)	(3,268)	(3,065)	(2,974)	(2,415)	(1,844)
	3,914	3,096	3,199	2,790	1,776	1,900

34 Analysis of changes in financing during the year

	Group						Bank
	Share capital			Subordinated			Share capital			Subordinated
	and share premium			liabilities			and share premium			liabilities
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,903	3,903	3,903	7,627	8,002	7,583	3,903	3,903	3,903	6,123	6,164	5,910
Issue of subordinated
liabilities	—	—	—	—	—	894	—	—	—	—	—	700
Repayment of
subordinated liabilities	—	—	—	(93)	(295)	(431)	—	—	—	—	—	(431)
Net cash (outflow)/inflow
from financing	—	—	—	(93)	(295)	463	—	—	—	—	—	269
Currency translation and
other adjustments	—	—	—	(6)	(80)	(44)	—	—	—	(17)	(41)	(15)
At 31 December	3,903	3,903	3,903	7,528	7,627	8,002	3,903	3,903	3,903	6,106	6,123	6,164

Notes on the accounts

35 Analysis of cash and cash equivalents
	Group			Bank
	2013	2012	2011	2013	2012	2011
	£m	£m	£m	£m	£m	£m
At 1 January
- cash	18,234	102,089	95,871	2,959	80,412	70,692
- cash equivalents	85,648	43,662	37,746	60,841	19,941	13,131
	103,882	145,751	133,617	63,800	100,353	83,823
Net cash (outflow)/inflow	(2,000)	(41,869)	12,134	6,776	(36,553)	16,530
At 31 December	101,882	103,882	145,751	70,576	63,800	100,353

Comprising:
Cash and balances at central banks	2,493	2,298	1,918	734	921	917
Treasury bills and debt securities	—	—	50	—	—	—
Loans and advances to banks	99,389	101,584	143,783	69,842	62,879	99,436
Cash and cash equivalents	101,882	103,882	145,751	70,576	63,800	100,353

Note:

(1)    Cash collateral posted with bank counterparties in respect of derivative liabilities is nil for the Group (2012 - £8 million; 2011 - £9 million).

The Bank and certain subsidiary undertakings are required to maintain balances with Central banks which, at 31 December 2013, amounted to £198 million (2012 - £73 million; 2011 - £71 million).

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

In 2013, the Group reclassified certain Business Services allocations across divisions. Comparatives have been restated accordingly; the revision did not affect operating loss.

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

International Banking serves the world’s largest companies with a leading client proposition focused on financing, risk management and transaction services. It serves as the delivery channel for Markets products to international corporate clients. The division also serves international subsidiaries of clients from other RBS Group divisions (e.g. UK Corporate and Ulster Bank) through its international network.

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

Non-Core managed separately assets that the Group intended to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the legacy GBM businesses, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

Notes on the accounts

36 Segmental analysis continued
2013	Group
	Net				Depreciation
	interest	Non-interest	Total	Operating	and	Impairment	Operating
	income	income	income	expenses	amortisation	losses	profit/(loss)
	£m	£m	£m	£m	£m	£m	£m
UK Retail	2,594	617	3,211	(1,959)	—	(214)	1,038
UK Corporate	1,136	700	1,836	(1,026)	—	(273)	537
Wealth	480	376	856	(617)	(4)	(26)	209
International Banking	86	114	200	(168)	—	12	44
Ulster Bank	619	239	858	(470)	—	(1,774)	(1,386)
Markets	(15)	592	577	(565)	(13)	—	(1)
Central items	(984)	505	(479)	(740)	(197)	3	(1,413)
Core	3,916	3,143	7,059	(5,545)	(214)	(2,272)	(972)
Non-Core	105	(39)	66	(75)	—	(3,135)	(3,144)
Managed basis	4,021	3,104	7,125	(5,620)	(214)	(5,407)	(4,116)
Reconciling items
Payment Protection Insurance costs	—	—	—	(534)	—	—	(534)
Interest Rate Hedging Products redress and related costs	—	—	—	(340)	—	—	(340)
Regulatory and legal actions	—	—	—	(2,009)	—	—	(2,009)
Integration and restructuring costs	—	—	—	(43)	—	—	(43)
Write-down of goodwill	—	—	—	(2)	—	—	(2)
Gain on redemption of own debt	—	239	239	—	—	—	239
Statutory basis	4,021	3,343	7,364	(8,548)	(214)	(5,407)	(6,805)

2012*
UK Retail	1,404	621	2,025	(1,663)	—	(332)	30
UK Corporate	1,278	740	2,018	(920)	—	(409)	689
Wealth	513	401	914	(698)	—	(23)	193
International Banking	91	104	195	(169)	—	7	33
Ulster Bank	634	196	830	(478)	—	(1,364)	(1,012)
Markets	(336)	1,218	882	(921)	(17)	(2)	(58)
Central items	(919)	522	(397)	(207)	(196)	1	(799)
Core	2,665	3,802	6,467	(5,056)	(213)	(2,122)	(924)
Non-Core	208	(249)	(41)	(103)	—	(1,061)	(1,205)
Managed basis	2,873	3,553	6,426	(5,159)	(213)	(3,183)	(2,129)
Reconciling items
Payment Protection Insurance costs	—	—	—	(567)	—	—	(567)
Interest Rate Hedging Products redress and related costs	—	—	—	(425)	—	—	(425)
Integration and restructuring costs	—	—	—	(61)	—	—	(61)
Write-down of goodwill	—	—	—	(117)	—	—	(117)
Statutory basis	2,873	3,553	6,426	(6,329)	(213)	(3,183)	(3,299)

*Restated

Notes on the accounts

36 Segmental analysis continued
Group
Net	Depreciation
interest	Non-interest	Total	Operating	and	Impairment	Operating
income	income	income	expenses	amortisation	losses	profit/(loss)
2011*	£m	£m	£m	£m	£m	£m	£m
UK Retail	1,451	850	2,301	(1,189)	—	(417)	695
UK Corporate	1,342	764	2,106	(743)	—	(411)	952
Wealth	417	413	830	(612)	—	(11)	207
International Banking	97	87	184	(269)	—	10	(75)
Ulster Bank	713	215	928	(509)	(1)	(1,384)	(966)
Markets	(222)	752	530	(673)	(23)	—	(166)
Central items	(1,120)	(102)	(1,222)	(924)	(194)	—	(2,340)
Core	2,678	2,979	5,657	(4,919)	(218)	(2,213)	(1,693)
Non-Core	329	(191)	138	(88)	—	(2,579)	(2,529)
Managed basis	3,007	2,788	5,795	(5,007)	(218)	(4,792)	(4,222)
Reconciling items
Payment Protection Insurance costs	—	—	—	(547)	—	—	(547)
Integration and restructuring costs	—	—	—	(29)	—	—	(29)
Gain on redemption of own debt	—	251	251	—	—	—	251
Strategic disposals	—	45	45	—	—	—	45
Bonus tax	—	—	—	8	—	—	8
Statutory basis	3,007	3,084	6,091	(5,575)	(218)	(4,792)	(4,494)
2013	2012	2011
Total revenue	Inter	Inter	Inter
External	segment	Total	External	segment	Total	External	segment	Total
£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	4,282	8	4,290	2,336	10	2,346	2,200	9	2,209
UK Corporate	1,811	2	1,813	1,971	9	1,980	2,037	9	2,046
Wealth	1,159	69	1,228	1,325	65	1,390	1,221	25	1,246
International Banking	192	16	208	175	14	189	156	15	171
Ulster Bank	1,084	4	1,088	1,174	3	1,177	1,397	9	1,406
Markets	948	111	1,059	1,759	197	1,956	1,275	187	1,462
Central items	1,314	105	1,419	1,235	117	1,352	468	119	587
Core	10,790	315	11,105	9,975	415	10,390	8,754	373	9,127
Non-Core	287	—	287	322	1	323	560	16	576
11,077	315	11,392	10,297	416	10,713	9,314	389	9,703
Eliminations	—	(315)	(315)	—	(416)	(416)	—	(389)	(389)
Managed basis	11,077	—	11,077	10,297	—	10,297	9,314	—	9,314
Reconciling items
Gain on redemption of own debt	239	—	239	—	—	—	251	—	251
Strategic disposals	—	—	—	—	—	—	45	—	45
Statutory basis	11,316	—	11,316	10,297	—	10,297	9,610	—	9,610

*Restated

Notes on the accounts

36 Segmental analysis continued
	2013			2012			2011
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	3,203	8	3,211	2,018	7	2,025	2,292	9	2,301
UK Corporate	1,910	(74)	1,836	2,131	(113)	2,018	2,212	(106)	2,106
Wealth	864	(8)	856	923	(9)	914	840	(10)	830
International Banking	214	(14)	200	228	(33)	195	201	(17)	184
Ulster Bank	775	83	858	761	69	830	890	38	928
Markets	567	10	577	807	75	882	467	63	530
Central items	(561)	82	(479)	(503)	106	(397)	(1,311)	89	(1,222)
Core	6,972	87	7,059	6,365	102	6,467	5,591	66	5,657
Non-Core	153	(87)	66	61	(102)	(41)	204	(66)	138
	7,125	—	7,125	6,426	—	6,426	5,795	—	5,795
Reconciling items
Gain on redemption of own debt	239	—	239	—	—	—	251	—	251
Strategic disposals	—	—	—	—	—	—	45	—	45
	7,364	—	7,364	6,426	—	6,426	6,091	—	6,091

	2013			2012*			2011*
			Cost to acquire			Cost to acquire			Cost to acquire
			fixed assets			fixed assets			fixed assets
			and intangible			and intangible			and intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
Total assets	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Retail	77,711	92,070	—	73,885	86,889	—	18,847	80,752	—
UK Corporate	39,443	73,946	—	41,299	69,578	—	43,761	67,491	—
Wealth	33,953	31,695	18	35,734	33,674	39	35,587	33,408	59
International Banking	6,033	9,575	—	6,212	9,571	—	5,592	7,620	—
Ulster Bank	37,632	34,787	11	38,633	35,980	4	40,606	40,822	45
Markets	126,713	59,712	19	148,791	89,157	17	189,205	94,806	19
Central items	26,218	35,024	79	22,790	34,872	59	14,012	23,190	188
Core	347,703	336,809	127	367,344	359,721	119	347,610	348,089	311
Non-Core	5,757	2,501	9	13,393	3,228	111	20,513	5,256	126
	353,460	339,310	136	380,737	362,949	230	368,123	353,345	437

*Restated

Segmental analysis of goodwill is as follows:

	Wealth	Markets	Total
	£m	£m	£m
At 1 January 2011	195	121	316
Currency translation and other adjustments	(1)	—	(1)
At 1 January 2012	194	121	315
Currency translation and other adjustments	(2)	(4)	(6)
Disposals	(9)	—	(9)
Write-down of goodwill	—	(117)	(117)
At 1 January 2013	183	—	183
Disposals	(1)	—	(1)
At 31 December 2013	182	—	182

Notes on the accounts

36 Segmental analysis continued
(b) Geographical segments
The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	Group
2013	UK	USA	Europe	RoW	Total
	£m	£m	£m	£m	£m
Total revenue	8,297	902	2,024	93	11,316

Net interest income	3,430	(10)	577	24	4,021
Net fees and commissions	1,628	266	177	39	2,110
Income from trading activities	183	438	98	7	726
Other operating (loss)/income	(305)	116	696	—	507
Total income	4,936	810	1,548	70	7,364

Operating (loss)/profit before tax	(1,695)	(1,710)	(3,394)	(6)	(6,805)
Total assets	256,155	59,263	35,158	2,884	353,460
Total liabilities	252,132	55,262	29,044	2,872	339,310
Net assets attributable to equity shareholders and non-controlling interests	4,023	4,001	6,114	12	14,150
Contingent liabilities and commitments	50,062	57	3,280	45	53,444
Cost to acquire property, plant and equipment and intangible assets	74	20	38	4	136

2012*
Total revenue	7,181	1,495	1,527	94	10,297

Net interest income	2,149	(14)	717	21	2,873
Net fees and commissions	1,688	314	178	35	2,215
Income from trading activities	9	996	141	4	1,150
Other operating income/(loss)	112	77	(1)	—	188
Total income	3,958	1,373	1,035	60	6,426

Operating (loss)/profit before tax	(2,534)	855	(1,605)	(15)	(3,299)
Total assets	249,490	87,455	40,550	3,242	380,737
Total liabilities	247,962	82,281	29,459	3,247	362,949
Net assets attributable to equity owners and non-controlling interests	1,528	5,174	11,091	(5)	17,788
Contingent liabilities and commitments	47,564	35	3,132	102	50,833
Cost to acquire property, plant and equipment and intangible assets	82	17	130	1	230

2011*
Total revenue	6,444	1,083	1,981	102	9,610

Net interest income	2,165	(19)	840	21	3,007
Net fees and commissions	1,898	344	172	33	2,447
Income from trading activities	(397)	583	48	10	244
Other operating income/(loss)	29	50	314	—	393
Total income	3,695	958	1,374	64	6,091

Operating (loss)/profit before tax	(2,564)	425	(2,347)	(8)	(4,494)
Total assets	224,871	93,407	45,821	4,024	368,123
Total liabilities	225,886	88,406	35,029	4,024	353,345
Net assets attributable to equity owners and non-controlling interests	(1,015)	5,001	10,792	—	14,778
Contingent liabilities and commitments	45,655	3,519	49	137	49,360
Cost to acquire property, plant and equipment and intangible assets	185	55	197	—	437

*Restated

Notes on the accounts

37 Directors’ and key management remuneration

The directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the 2013 Form 20-F for the RBS Group. Pensions paid to former directors of the Bank and their dependants amounted to £187,572 (2012 - £197,500).

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2013	2012
	£000	£000
Short-term benefits	30,590	32,540
Post-employment benefits	238	699
Termination benefits	2,033	—
Share-based payments	13,003	24,533
	45,864	57,772

38 Transactions with directors and key management

(a) At 31 December 2013, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £41,475 in respect of loans to five persons who were directors of the Bank at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2013	2012
	£000	£000
Loans and advances to customers	9,336	7,805
Customer accounts	24,846	30,513

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

The Group enters into transactions with many of these bodies on an arm’s length basis. Such transactions include the payment of: taxes principally UK corporation tax (page 182) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.11% of their eligible liabilities. They also have access to Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

National Loan Guarantee Scheme

The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. At 31 December 2013 the Group had no amounts outstanding under the scheme (2012 - £337 million).

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

(c)  In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d) The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.	2013	2012	2011
	£m	£m	£m
Income
Interest receivable	1,470	1,803	1,520
Interest payable	1,588	1,264	1,177
Fees and commissions receivable	143	212	239
Fees and commissions payable	74	65	58

Expenses
Other administrative expenses	2,327	2,378	1,721

40 Ultimate holding company

The Group’s ultimate holding company is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2013, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following placing and open offers by The Royal Bank of Scotland Group plc in December 2008 and April 2009, the UK Government, through HM Treasury, currently holds 63.9% of the issued ordinary share capital of the ultimate holding company and is therefore the Group’s ultimate controlling party.

Notes on the accounts

41 Post balance sheet events

RBS Capital Resolution

In November 2013, RBS Group announced the creation of RBS Capital Resolution (RCR), to manage a pool of assets with particularly high long term capital intensity and/or potentially volatile outcomes in stressed environments. RCR became operational on 1 January 2014 with a portfolio of £29 billion assets, of which £7.5 billion related to the Group.

Strategic review

In November 2013, RBS Group announced that it was undertaking a comprehensive business review of its customer-facing businesses, IT and operations and organisational and decision making structures.

On 27 February 2014, RBS Group announced the results of its Strategic review, resulting in it being realigned into three businesses: Personal & Business Banking, Commercial & Private Banking, and Corporate & institutional Banking. In addition, the Group will be rationalising and simplifying its systems, based on a target architecture with improved resilience.

Other than as detailed above, there have been no significant events between 31 December 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the accounts.

Additional information

Financial summary

The Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years are presented below.

Summary consolidated income statement	2013	2012*	2011*	2010*	2009*
	£m	£m	£m	£m	£m
Net interest income	4,021	2,873	3,007	3,161	3,197
Non-interest income (1,2)	3,343	3,553	3,084	4,905	6,077
Total income	7,364	6,426	6,091	8,066	9,274
Operating expenses (3,4,5,6)	(8,762)	(6,542)	(5,793)	(5,254)	(4,085)
(Loss)/profit before impairment losses	(1,398)	(116)	298	2,812	5,189
Impairment losses	(5,407)	(3,183)	(4,792)	(5,144)	(4,139)
Operating (loss)/profit before tax	(6,805)	(3,299)	(4,494)	(2,332)	1,050
Tax credit	842	47	600	102	27
(Loss)/profit for the year	(5,963)	(3,252)	(3,894)	(2,230)	1,077

(Loss)/profit attributable to:
Non-controlling interests	—	—	8	(8)	—
Ordinary shareholders	(5,963)	(3,252)	(3,902)	(2,222)	1,077

*Restated

Notes:

(1)    Includes profit on strategic disposals of nil in 2013 (2011 - £45 million; 2010 - £937 million).

(2)    Includes gain on redemption of own debt of £239 million (2012 - nil; 2011 - £251 million; 2010 - £145 million; 2009 - £381 million).

(3)    Includes Payment Protection Insurance costs of £534 million (2012 - £567 million; 2011 - £547 million), Interest Rate Hedging Products redress and related costs of £340 million (2012 - £425 million) and regulatory and legal actions costs of £2,009 million.

(4)    Includes integration and restructuring costs of £43 million (2012 - £61 million; 2011 - £29 million; 2010 - £45 million; 2009 - £150 million).

(5)    Includes write-down of goodwill and other intangible assets of £2 million (2012 - £117 million).

(6)    Includes gains on pensions curtailment of £544 million in 2009.

Summary consolidated balance sheet	2013	2012*	2011*	2010*	2009*
	£m	£m	£m	£m	£m
Loans and advances	314,139	329,532	309,090	311,062	297,633
Debt securities and equity shares	23,851	35,813	41,933	40,398	35,755
Derivatives and settlement balances	6,758	7,148	7,665	7,221	9,043
Other assets	8,712	8,244	9,435	8,682	9,255
Total assets	353,460	380,737	368,123	367,363	351,686

Owners' equity	12,872	16,531	13,506	12,735	11,615
Non-controlling interests	1,278	1,257	1,272	1,315	1,282
Subordinated liabilities	7,528	7,627	8,002	7,583	8,999
Deposits	303,786	322,171	309,439	308,784	288,896
Derivatives, settlement balances and short positions	16,359	20,150	22,485	20,441	21,258
Other liabilities	11,637	13,001	13,419	16,505	19,636
Total liabilities and equity	353,460	380,737	368,123	367,363	351,686

*Restated

Additional information

Financial summary continued
Other financial data	2013	2012*	2011*	2010*	2009*
Return on average total assets (1)	(1.54%)	(0.84%)	(0.99%)	(0.58%)	0.31%
Return on average ordinary shareholders' equity (2)	(36.2%)	(22.3%)	(29.8%)	(17.8%)	8.6%
Average owners' equity as a percentage of average total assets	4.3%	3.8%	3.3%	3.3%	3.6%
Risk asset ratio - Tier 1	11.5%	14.9%	11.3%	10.7%	10.1%
Risk asset ratio - Total	16.6%	18.2%	14.2%	13.2%	13.4%
Ratio of earnings to combined fixed charges and preference share dividends (3)
- including interest on deposits	(0.95)	0.05	(0.40)	0.21	1.32
- excluding interest on deposits	(21.61)	(9.02)	(15.64)	(7.87)	3.10
Ratio of earnings to fixed charges only (3)
- including interest on deposits	(0.95)	0.05	(0.40)	0.21	1.32
- excluding interest on deposits	(21.61)	(9.02)	(15.64)	(7.87)	3.10

*Restated

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

(4)    The earnings for the year ended 31 December 2013 and for the years ended 31 December 2012, 2011, 2010 and 2009, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2013 was £3,229 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £3,184 million, £2,980 million, £2,724 million and £2,847 million, respectively. The coverage deficiency for fixed charges only for the year ended 31 December 2013 was £6,805 million and for the years ended 31 December 2012, 2011, 2010 and 2009 were £3,299 million, £4,494 million, £4,332 million and £1,050 million, respectively.

Additional information

Financial summary continued

Analysis of loans to customers by geographical area and type of customer

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

		After 1 year
	Within	but within	After	2013
	1 year	5 years	5 years	Total	2012	2011	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,355	3	2	1,360	1,211	1,889	1,888	1,855
Finance	2,512	736	621	3,869	4,636	7,706	4,215	9,306
Residential mortgages	8,349	16,609	48,185	73,143	68,856	7,292	6,601	5,204
Personal lending	9,056	2,585	420	12,061	13,630	14,545	15,549	16,317
Property	7,450	6,093	5,145	18,688	21,060	24,677	26,399	27,942
Construction	1,868	516	212	2,596	3,021	3,859	4,601	5,062
Manufacturing	1,698	951	417	3,066	4,115	3,954	5,083	5,528
Services industries and business activities	10,247	6,464	4,815	21,526	21,651	22,961	25,613	26,583
Agriculture, forestry and fishing	690	777	724	2,191	2,063	2,112	2,149	2,173
Finance leases and instalment credit	42	43	42	127	123	80	100	255
Accrued interest	361	—	—	361	222	207	5,702	6,122
Total UK	43,628	34,777	60,583	138,988	140,588	89,282	97,900	106,347

Overseas
US	776	—	328	1,104	3,098	3,457	3,094	1,105
Rest of the World	16,642	9,443	14,884	40,969	42,396	45,115	47,509	52,700
Total Overseas	17,418	9,443	15,212	42,073	45,494	48,572	50,603	53,805

Reverse repos
US	14,199	—	—	14,199	22,811	17,373	16,030	9,916

Loans and advances to customers - gross	75,245	44,220	75,795	195,260	208,893	155,227	164,533	170,068
Loan impairment provisions				(17,972)	(14,385)	(12,338)	(9,400)	(5,665)
Loans and advances to customers - net				177,288	194,508	142,889	155,133	164,403

Fixed rate	12,430	11,470	30,777	54,677	57,794	21,583	22,563	29,429
Variable rate	48,616	32,750	45,018	126,384	128,288	116,271	125,940	130,723
Reverse repos	14,199	—	—	14,199	22,811	17,373	16,030	9,916
Loans and advances to customers - gross	75,245	44,220	75,795	195,260	208,893	155,227	164,533	170,068

The Group provides credit facilities at variable rates to its corporate and retail customers. Variable rate credit extended to the Group’s corporate and commercial customers includes bullet and instalment loans, finance lease agreements and overdrafts; interest is generally charged at a margin over a benchmark rate such as LIBOR or base rate. Interest on variable rate retail loans may also be based on LIBOR or base rate; other variable rate retail lending is charged at variable interest rates set by the Group such as its mortgage standard variable rate in the UK.

Additional information

Financial summary continued

Loan impairment provisions

The following table shows the movements in loan impairment provisions.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
UK	5,643	5,101	4,488	3,729	2,302
Overseas	8,748	7,246	4,921	1,945	624
	14,391	12,347	9,409	5,674	2,926
Currency translation and other adjustments
UK	(11)	29	(18)	(10)	—
Overseas	115	(164)	(216)	(42)	2
	104	(135)	(234)	(52)	2
Disposals
Overseas	—	—	—	(3)	—

Transfer from fellow subsidiaries
UK	—	251	—	—	—

Amounts written-off
UK	(1,160)	(884)	(1,113)	(1,051)	(1,148)
Overseas	(530)	(106)	(215)	(38)	(23)
	(1,690)	(990)	(1,328)	(1,089)	(1,171)
Recoveries of amounts previously written-off
UK	33	59	37	50	44
Overseas	5	10	6	1	4
	38	69	43	51	48
Charged to income statement (1)
UK	1,356	1,213	1,825	1,890	2,656
Overseas	4,049	1,964	2,952	3,249	1,459
	5,405	3,177	4,777	5,139	4,115
Unwind of discount (recognised in interest income)
UK	(101)	(126)	(118)	(120)	(125)
Overseas	(175)	(202)	(202)	(191)	(121)
	(276)	(328)	(320)	(311)	(246)
Provisions at the end of the year (2)
UK	5,760	5,643	5,101	4,488	3,729
Overseas	12,212	8,748	7,246	4,921	1,945
	17,972	14,391	12,347	9,409	5,674
Gross loans and advances to customers
UK	138,988	140,588	89,282	97,900	106,347
Overseas	42,073	45,494	48,572	50,603	53,805
	181,061	186,082	137,854	148,503	160,152
Closing customer provisions as a % of gross loans and advances to customers (3)
UK	4.1%	4.0%	5.7%	4.6%	3.5%
Overseas	29.0%	19.2%	14.9%	9.7%	3.6%
Total	9.9%	7.7%	9.0%	6.3%	3.5%

For the notes to this table refer to the following page.

Additional information

Financial summary continued
	2013	2012	2011	2010	2009
Customer charge to income statement as a % of gross loans and advances to customers (3)
UK	1.0%	0.9%	2.0%	1.9%	2.5%
Overseas	9.6%	4.3%	6.1%	6.4%	2.7%
Total	3.0%	1.7%	3.5%	3.5%	2.6%

Notes:

(1)    Includes a credit of £1 million in 2012 and a charge of £7 million in 2009 against loans and advances to banks.

(2)    Includes closing provisions against loans and advances to banks - see table below.

(3)    For the purposes of these ratios closing provisions and customer charge relating to loans and advances to banks are excluded.

The following table shows additional information in respect of loan impairment provisions.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Loan impairment provisions at end of year
Customers	17,972	14,385	12,338	9,400	5,665
Banks	—	6	9	9	9
	17,972	14,391	12,347	9,409	5,674

Average loans and advances to customers (gross)	207,315	157,898	163,860	173,446	178,168

As a % of average loans and advances to customers during the year
Total customer provisions charged to income statement	2.6%	2.0%	2.9%	3.0%	2.3%
Amounts written-off (net of recoveries) - customers	0.8%	0.6%	0.8%	0.6%	0.6%

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2013		2012		2011		2010		2009
		% of loans		% of loans		% of loans		% of loans		% of loans
	Closing	to total	Closing	to total	Closing	to total	Closing	to total	Closing	to total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	1	0.8	—	0.7	—	1.4	—	1.3	—	1.2
Manufacturing	95	1.7	92	2.2	86	2.9	91	3.4	103	3.5
Construction	307	1.4	296	1.6	307	2.8	428	3.1	233	3.2
Finance	34	2.1	27	2.5	23	5.6	20	2.8	10	5.8
Service industries and	878	11.9	826	11.6	723	16.7	545	17.2	469	16.6
business activities
Agriculture, forestry and	36	1.2	25	1.1	28	1.5	22	1.4	16	1.4
fishing
Property	2,686	10.3	2,182	11.3	1,940	17.9	1,074	17.8	619	17.4
Residential mortgages	142	40.4	242	37.0	17	5.3	11	4.4	6	3.2
Personal lending	1,232	6.7	1,540	7.3	1,575	10.6	1,636	10.5	1,616	10.2
Finance leases and	4	0.1	15	0.1	12	0.1	10	0.1	11	0.2
instalment credit
Accrued interest	—	0.2	—	0.1	—	0.2	—	3.8	—	3.8
Total UK	5,415	76.8	5,245	75.5	4,711	65.0	3,837	65.8	3,083	66.5
Overseas	11,356	23.2	8,011	24.5	6,726	35.0	4,430	34.2	1,722	33.5
Impaired book provisions	16,771	100.0	13,256	100.0	11,437	100.0	8,267	100.0	4,805	100.0
Latent book provisions	1,201		1,129		901		1,133		860
Total provisions	17,972		14,385		12,338		9,400		5,665

Additional information

Financial summary continued
Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of UK customer.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
UK
Manufacturing	20	15	105	40	32
Construction	86	62	166	50	130
Finance	3	12	22	4	3
Service industries and business activities	193	186	189	168	212
Agriculture, forestry and fishing	3	10	3	3	3
Property	255	188	116	101	46
Residential mortgages	93	5	2	1	—
Personal lending	502	404	510	684	722
Finance leases and instalment credit	5	2	—	—	—
Total UK	1,160	884	1,113	1,051	1,148
Overseas	530	106	215	38	23
Total write-offs	1,690	990	1,328	1,089	1,171

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of UK customer.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
UK
Manufacturing	1	—	1	—	—
Construction	—	1	1	—	—
Service industries and business activities	7	6	5	3	3
Property	—	5	2	—	—
Personal lending	25	47	28	47	41
Total UK	33	59	37	50	44
Overseas	5	10	6	1	4
Total recoveries	38	69	43	51	48

Forbearance

The table below shows loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to forbearance continue to be reported as impaired loans.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Forbearance loans (1,2)	4,552	4,278	3,903	1,582	514

Notes:

(1)    Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the divisions, ranging from nil to £3 million.

(2)    For 2013, wholesale loans subject to forbearance were £1,626 million (refer to page 56) and secured retail loans subject to forbearance were £2,926 million (refer to page 60). Unsecured retail loans subject to forbearance are not included. The balance of unsecured retail loans subject to forbearance amounts to £103 million.

Additional information

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

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Impaired loans (2)
UK	7,731	8,644	7,902	7,348	6,453
Overseas	16,056	15,123	13,643	10,587	6,462
Total	23,787	23,767	21,545	17,935	12,915
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	1,113	1,086	1,039	1,334	1,236
Overseas	164	582	258	303	434
Total	1,277	1,668	1,297	1,637	1,670
Total risk elements in lending	25,064	25,435	22,842	19,572	14,585

Closing provisions for impairment as a % of total risk elements in lending	72%	57%	54%	48%	39%
Risk elements in lending as a % of gross lending to customers excluding	13.8%	13.7%	16.6%	13.2%	9.1%
reverse repos

Notes:

(1)    The write-off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision.

(2)    Impaired loans at 31 December 2013 include £5,643 million (2012 - £2,257 million) of loans subject to forbearance granted during the year.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	332	405	322	289	310
Overseas	323	435	403	162	153
	655	840	725	451	463
Interest on impaired loans included in net interest income
UK	101	126	118	120	125
Overseas	175	202	202	191	121
	276	328	320	311	246

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2013	2012	2011	2010	2009
	£m	£m	£m	£m	£m
Potential problem loans	513	342	139	134	150

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Additional information

Financial summary continued

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

The table below sets out the Group’s cross border exposures greater that 0.5% of the Group’s total assets. Japan has not experienced repayment difficulties that have required restructuring of outstanding debt.

2013						Net of short
	Government	Banks	Other	Total	Short positions	positions
	£m	£m	£m	£m	£m	£m
Japan	—	253	11	264	28	236

2012
Japan	72	1,232	8	1,312	—	1,312

2011
Japan	84	1,777	1,308	3,169	—	3,169

Additional information

Financial summary continued
Analysis of deposits - product analysis
The following table analyses the Group's deposits by type and geographical area.
	2013	2012	2011
	£m	£m	£m
UK
Demand deposits
- interest-free	66,183	63,601	54,642
- interest-bearing	78,609	66,662	64,748
Time deposits
- savings	59,706	64,392	60,166
- other	30,190	33,773	26,817
Total UK	234,688	228,428	206,373
Overseas
Demand deposits
- interest-free	10,599	11,113	8,602
- interest-bearing	8,650	5,617	5,236
Time deposits
- savings	23	439	246
- other	14,567	21,433	29,741
Total Overseas	33,839	38,602	43,825
Total deposits	268,527	267,030	250,198

Held-for-trading	10,319	11,403	7,774
Designated as at fair value through profit or loss	5,686	5,830	6,189
Amortised cost	252,522	249,797	236,235
Total deposits	268,527	267,030	250,198

Overseas
US	7,478	12,819	12,013
Rest of the World	26,361	25,783	31,812
Total overseas offices	33,839	38,602	43,825

Repos
US	33,370	53,257	57,620
Rest of world	1,889	1,884	1,621
Total Repos	35,259	55,141	59,241

Certificates of deposit and other time deposits
The following table shows details of the Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3 months	Over 6 months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	3	—	2	4	9
Other time deposits	16,992	1,476	1,594	12,624	32,686

Overseas based companies and branches
Certificates of deposit	6	3	—	—	9
Other time deposits	2,688	768	868	45	4,369
	19,689	2,247	2,464	12,673	37,073

Additional information

Financial summary continued

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions and other short-term borrowings, primarily commercial paper. Borrowings from the holding company and fellow subsidiaries are excluded.

The table below shows details of the Group’s short-term borrowings.

		Other			Other
	Repurchase	short-term	2013	Repurchase	short-term	2012	2011
	agreements	borrowings	Total	agreements	borrowings	Total	Total
At year end
- balance (£bn)	34.1	16.0	50.1	55.1	18.2	73.3	77.2
- weighted average interest rate	0.2%	0.8%	0.4%	0.4%	0.5%	0.4%	0.3%

During the year
- maximum balance (£bn)	76.9	20.5	97.4	81.8	21.8	103.6	108.8
- average balance (£bn)	55.0	17.0	72.0	66.6	15.4	82.0	81.1
- weighted average interest rate	0.3%	0.7%	0.4%	0.4%	0.6%	0.5%	0.4%

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

Other contractual cash obligations
The table below summarises the Group's other contractual cash obligations by payment date.

	Group
2013	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	23	67	160	133	175	425
Contractual obligations to purchase goods or services	3	14	4	6	—	—
	26	81	164	139	175	425

2012
Operating leases	25	73	173	143	210	449
Contractual obligations to purchase goods or services	3	11	6	—	—	—
	28	84	179	143	210	449

	Bank
2013	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	18	52	123	104	144	321

2012
Operating leases	20	57	135	111	169	341

Additional information

Financial summary continued

Non-Core

Non-Core was established, following a strategic review carried out at the end of 2008, to manage separately assets that the Group intends to run-off or sell.

Non-Core comprised a number of businesses and assets including higher risk profile asset portfolios and risk concentrations, and other illiquid portfolios, transferred from almost every division in the Group, which did not meet the criteria for continuing core operations established by the strategic review.

These criteria included the strength of each individual entity or business franchise on a stand-alone basis, its expected return on equity over the economic cycle, its organic growth potential, its capital and funding efficiency and synergies with other business franchises within the Group.

The assets which form part of Non-Core in NatWest assets are grouped into three asset classes, namely, Commercial real estate, Corporate, and Small and Medium Sized Enterprises (SME). The components of these asset classes are as follows:

Third party assets (excluding derivatives)	2013	2012	2011
	£bn	£bn	£bn
Commercial real estate	3.8	9.2	13.4
Corporate
Leveraged finance	—	0.1	0.1
Infrastructure and asset finance	0.2	1.7	3.4
Corporate assets	0.1	0.4	0.6
Structured assets	—	—	—
	0.3	2.2	4.1
SME CBD originated	0.2	0.3	0.5
Total	4.3	11.7	18.0

2013 is the final reporting period for the Non-Core division. Assets which were managed by Non-Core are to be returned to the relevant Core divisions, with the remaining assets transferring to RCR from 1 January 2014.

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	March	February	January	December	November	October
	2014	2014	2013	2013	2013	2013
Noon Buying Rate
High	1.6743	1.6750	1.6612	1.6574	1.6373	1.6224
Low	1.6491	1.6300	1.6335	1.6254	1.5916	1.5904

		2013	2012	2011	2010	2009
Noon Buying Rate
Period end rate		1.6574	1.6262	1.5537	1.5392	1.6167
Average rate for the year (1)		1.5673	1.5924	1.6105	1.5415	1.5707

Consolidation rate (2)
Period end rate		1.6542	1.6164	1.5475	1.5524	1.6222
Average rate for the year		1.5646	1.5850	1.6039	1.5455	1.5657

Notes:

(1)     The average of the Noon Buying Rates on the last business day of each month during the year.

(2)     The rates used by NatWest Group for translating US dollars into sterling in the preparation of its financial statements.

(3)     On 25 April 2014, the Noon Buying Rate was £1.00 = US$1.6810.

Additional information

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

Additional information

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:

		Series C
Figures in US$		ADSs
By month
March 2014	High	25.85
	Low	25.34
February 2014	High	25.75
	Low	25.38
January 2014	High	25.39
	Low	25.12
December 2013	High	25.35
	Low	24.99
November 2013	High	25.35
	Low	25.06
October 2013	High	25.35
	Low	24.94

By quarter
2014: First quarter	High	25.85
	Low	25.12
2013: Fourth quarter	High	25.35
	Low	24.94
2013: Third quarter	High	25.29
	Low	24.50
2013: Second quarter	High	26.14
	Low	24.80
2013: First quarter	High	25.80
	Low	25.06
2012: Fourth quarter	High	25.39
	Low	24.70
2012: Third quarter	High	25.31
	Low	22.60
2012: Second quarter	High	23.18
	Low	20.20
2012: First quarter	High	23.67
	Low	17.68

By year
2013	High	26.14
	Low	24.50
2012	High	25.39
	Low	17.68
2011	High	24.61
	Low	16.11
2010	High	24.10
	Low	17.60
2009	High	17.78
	Low	3.26

Markets

The Series C non-cumulative dollar preference shares and ADSs are listed on the New York Stock Exchange

Additional information

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

From 1 January 2013 to 31 December 2013, the Bank received no fees from the depository for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Description of property and equipment

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2013, NatWest had 1,392 retail branches in the UK. Ulster Bank has a footprint of 214 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group's properties include its principal offices in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2013 was £43 million (2012 - £82 million; 2011 - £131 million).

Additional information

Risk factors

Set out below are certain risk factors which could adversely affect the Group's future results and cause them to be materially different from expected results. The Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group

The Group is reliant on the RBS Group

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

The Group’s ability to implement the RBS Group strategic plan depends on the success of the Group’s plans to refocus on its core strengths and its balance sheet reduction programme

Since the beginning of the global economic and financial crisis in 2008 and as a result of the changed global economic outlook, the RBS Group has been engaged in a financial and core business restructuring which has been focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the non-core assets and businesses of the RBS Group (including those of the Bank and its subsidiaries) with a continued review of the RBS Group’s portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the RBS Group’s Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. By 31 December 2013, this total had reduced to £28.0 billion (31 December 2012 £57.4 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2013. This balance sheet reduction programme has been implemented alongside the disposals under the State Aid restructuring plan approved by the European Commission (“EC”).

During 2012 the RBS Group implemented changes to its wholesale banking operations, including the reorganisation of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

During Q3 2013, the RBS Group worked with HM Treasury as part of its assessment of the merits of creating an external “bad bank” to hold certain assets of the RBS Group. Although the review concluded that the establishment of an external “bad bank” was not in the best interests of all stakeholders, the RBS Group committed to take a series of actions to further de-risk its business and strengthen its capital position. These actions include:

•          The formation of the RBS Capital Resolution Group (“RBS RCR”), which is made up of four pillars: exiting the assets in RCR, delivering the initial public offerings (“IPO”) for both RBS Citizens Financial Group (“RBS Citizens”) and Williams & Glyn and optimising RBS Group’s shipping business.

•          The creation of RBS RCR to manage the run-down of problem assets, which totalled £29 billion at the end of 2013, with the goal of removing 55-70% of these assets over the next two years with a clear aspiration to remove the vast majority, if not all these assets from the balance sheet in three years; and

•          Lifting the RBS Group’s capital targets by:

°           accelerating the divestment of RBS Citizens, the RBS Group’s US banking subsidiary, with a partial IPO now planned for 2014, and full divestment of the business intended by the end of 2016; and

°             intensifying management actions to reduce risk weighted assets.

Since the end of Q3 2013, RBS Group has been conducting a review of its activities which has resulted in additional changes to RBS Group's strategic goals. It is now intended to further simplify and downsize the RBS Group with an increased focus on service to its customers. As part of simplifying the RBS Group, the current divisional structure will be replaced by three new customer segments, covering Personal & Business, Commercial and Private Banking and Corporate and Institutional Banking. As part of this reorganisation of the business, the intention will be to remain in businesses where the RBS Group can be number one for its customers. For those businesses where that is not the case, the RBS Group will either fix, close or dispose of such businesses. This reorganisation, together with investment in technology and more efficient support functions are intended to deliver significant improvements in the RBS Group's Return on Equity and cost:income ratio in the longer term.

Implementation of RBS Group's new strategic plan will require significant restructuring of the RBS Group at the same time that it will also be implementing structural changes to comply with the Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”) and its ring-fencing requirements. These changes may include the transfer of customer and/or business activities into or out of the Group. The level of structural change intended to be implemented within the RBS Group over the medium term taken together with the overall scale of change to make the RBS Group a smaller, more focussed financial institution, are likely to be disruptive and increase operational risks for the RBS Group. There can be no assurance that the RBS Group will be able to successfully implement this new strategy together with other changes required of the RBS Group in the time frames contemplated or at all.

Additional information

Risk factors continued

RBS Group’s ability to dispose of businesses, including RBS Citizens and the EC mandated branch divestment now known as Williams & Glyn, and assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging. As a result, there is no assurance that the RBS Group or the Group will be able to sell or run-down (as applicable) the remaining businesses they are seeking to exit or asset portfolios they are seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained, in a timely manner, or at all. There is consequently a risk that the RBS Group or the Group may fail to complete such disposals within the time frames envisaged by RBS Group, its regulators and the EC.

The RBS Group may be exposed to deterioration in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the RBS Group’s ability to implement its strategic plan and could have a material adverse effect on the Group’s business, results of operations, financial condition, capital ratios and liquidity. There can also be no assurance that if the RBS Group is able to execute its strategic plan that the new strategy will ultimately be successful or beneficial to the RBS Group.

The Group is subject to political risks

RBSG and RBS plc, its principal operating subsidiary and NatWest’s parent company, are both headquartered and incorporated in Scotland. The Scottish Government is holding a referendum in September 2014 on the question of Scottish independence from the UK. Although the outcome of such referendum is uncertain,  subject to any mitigating factors, the uncertainties resulting from an affirmative vote in favour of independence would be likely to significantly impact the RBS Group’s and therefore the Group’s credit ratings and could also impact the fiscal, monetary, legal and regulatory landscape to which the RBS Group is subject. Were Scotland to become independent, it may also affect Scotland’s status in the European Union (“EU”). The occurrence of any of the impacts above could significantly impact the RBS Group’s and the Group’s costs and would have a material adverse effect on the RBS Group’s and the Group’s business, financial condition, results of operations and prospects.

RBSG, the Group and other RBS Group members are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operating results or reputation

The RBS Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory and governmental investigations and other regulatory risk. As a result, RBSG, the Group and other RBS Group members are, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions. The RBS Group has recently settled a number of legal and regulatory investigations.

The RBS Group is involved in ongoing class action litigation, investigations into foreign exchange trading and rate setting activities, continuing LIBOR related litigation and investigations, securitisation and securities related litigation and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In respect of the LIBOR and other trading rate-related investigations, the RBS Group reached settlements on 6 February 2013 with the Financial Services Authority (“FSA”), the Commodity Futures Trading Association and the United States Department of Justice and on 4 December 2013 with the EC. In addition, the RBS Group and RBS plc reached a settlement with the Board of Governors of the Federal Reserve System, the New York State Department of Financial Services and the Office of Foreign Assets Control with respect to RBS plc’s historical compliance with US economic sanction regulations outside the United States. The RBS Group continues to cooperate with these and other governmental and regulatory authorities in connection with ongoing investigations and the probable outcome is that it will incur additional financial penalties which may be material. Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory proceedings or adverse judgments in litigation against RBSG, the Group or any other RBS Group member could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation, results of operations and capital position. It is expected that the RBS Group and the Group will continue to have a material exposure to legacy litigation and regulatory proceedings in the medium term. For more detail on certain of the Group’s ongoing legal, governmental and regulatory proceedings, see pages 236 to 243.

Additional information

Risk factors continued

The Group may be required to increase provisions in relation to ongoing legal proceedings, investigations and governmental and regulatory matters. In 2013, the Group booked a £1.9 billion provision to cover various claims and conduct related matters affecting Group companies, primarily those related to mortgage-backed securities and securities related litigation, following recent third party litigation settlements and regulatory decisions. It also increased its provision for Payment Protection Insurance redress and related costs by an additional £534 million for a cumulative provision of £1.6 billion. The provision for Interest Rate Hedging Products redress and administration costs was also increased to be a cumulative provision of £0.8 billion at 31 December 2013. Significant increases in provisions may harm the Group’s reputation and may have an adverse effect on the Group’s financial condition and results of operations.

The Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with historical, new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Past or current failure to comply with any one or more of these laws or regulations could have a significant adverse effect on the Group’s reputation, financial condition and results of operations.

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

During 2013 the RBS Group replaced its Group Chief Executive and Chief Risk Officer and its newly appointed Group Finance Director (October 2013) resigned. A new Chief Financial Officer was appointed with effect from 19 May 2014. The lack of continuity of senior management and the loss of important personnel within the RBS Group could have an adverse impact on the Group’s strategy and conduct of operations and on the implementation of the RBS Group’s strategic objectives and regulatory commitments.

In addition, certain of the Group’s employees in the UK and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

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

The Group operates in markets that are highly competitive and its business and results of operations may be adversely affected

The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is subject to rapid change and recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The competitive landscape in the UK will be particularly influenced by the UK government’s implementation of the recommendations on competition included in the final report of the Independent Commission on Banking (“ICB”), including ring-fencing and other customer protection measures addressed in the Banking Reform Act 2013 which became law in the United Kingdom on 18 December 2013 and will be implemented through secondary legislation due to be completed by May 2015. In order to compete effectively, certain financial institutions may seek to consolidate their businesses or assets with other parties. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates is likely to increase competitive pressures on the Group.

In addition, certain competitors may have  stronger and more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group’s relative performance and future prospects.

Additional information

Risk factors continued

In addition, recent and future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. These and other changes to the competitive landscape could adversely affect the Group’s business, margins, profitability, financial condition and prospects.

The Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions

The Group’s businesses and performance are affected by local and global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term is for steady growth. Prospects for the UK and the US in 2014 are the strongest among the G7. The outlook for Ireland is improving but remains challenging. Risks to growth and stability stem mainly from continued imbalances – among and within countries – and from uncertainty about how economies will respond as the extraordinary monetary policy measures implemented during the crisis are unwound.

The Group’s businesses and performance are also affected by financial market conditions. Capital and credit markets around the world have been relatively stable since 2012. Although the risk of sovereign default relating to certain EU member states diminished during 2013, a number of EU countries including the UK had their credit ratings downgraded, and the lingering risk of a sovereign default continues to pose a threat to capital and credit markets. In addition, in response to actions of central banks, in particular the US Federal Reserve’s actions with respect to tapering of its debt purchase program, there have been short periods of rapid movements in interest rates and significant sharp falls on equity markets and further market volatility is likely as tapering continues.

Challenging economic and market conditions create a difficult operating environment for the Group’s businesses, which is characterised by:

•          reduced activity levels, additional write-downs and impairment charges and lower profitability,  especially in combination with regulatory changes or action of market participants, which either alone or collectively may restrict the ability of the Group to access funding and liquidity;

•          central bank actions to engender economic growth which have resulted in a prolonged period of low interest rates constraining, through margin compression and low returns on assets, the interest income earned on the Group’s interest earning assets; and

•          the risk of increased volatility in yields and asset valuations as central banks start/accelerate the process of tightening or unwinding historically unprecedented loose monetary policy or extraordinary measures.  The resulting environment of uncertainty for the market and consumers will lead to challenging trading and market conditions.

In particular, should economic recovery stagnate, particularly in the Group’s key markets, or the scope and severity of the adverse economic conditions currently experienced by a number of EU member states and elsewhere worsen, the risks faced by the Group would be exacerbated. Developments relating to the current economic conditions and the risk of a return to a volatile financial environment, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group has significant exposure to a weakening of the nascent economic recovery in Europe

In Europe, countries such as Ireland, Italy, Greece, Portugal and Spain have been particularly affected by the recent macroeconomic and financial conditions. Although the risk of sovereign default continued to decline in 2013 due to the continuing actions of the European Central Bank (“ECB”) and the EU, the risk of default remains and yields on the sovereign debt of many EU member states have remained well above pre-crisis levels. This default risk raises concerns and the possibility remains that the contagion effect spreads to other EU economies, including the UK economy, that the euro could be abandoned as a currency by one or more countries that have already adopted its use, or in an extreme scenario, that the abandonment of the euro could result in the dissolution of the European Monetary Union (“EMU”). This would lead to the re-introduction of individual currencies in one or more EMU member states.

The effects on the UK, European and global economies of any potential dissolution of the EMU, exit of one or more EU member states from the EMU and the redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

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

The occurrence of any of these events would have a material adverse effect on the Group’s financial condition, results of operations and prospects.

Additional information

Risk factors continued

The Group has significant exposure to private sector and public sector customers, primarily corporate and personal, in Ireland (£35 billion at 31 December 2013). At 31 December 2013, the Group’s Irish sovereign debt exposure amounted to £39 million.

RBSG and its UK bank subsidiaries, including the Bank and its UK bank subsidiaries, are subject to the provisions of the Banking Act 2009, as amended by the Banking Reform Act 2013, which includes special resolution powers including nationalisation and bail-in

Under the Banking Act 2009, substantial powers have been granted to HM Treasury, the Bank of England and the Prudential Regulation Authority (the “PRA”) and Financial Conduct Authority (the “FCA” and together, the “Authorities”) as part of a special resolution regime. These powers enable the Authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail, to satisfy the threshold conditions (within the meaning of section 41 of the Financial Services and Markets Act 2000 (FSMA), which are the conditions that a relevant entity must satisfy in order to obtain its authorisation to perform regulated activities). The special resolution regime consists of three stabilisation options: (i) transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity. If HM Treasury decides to take the RBS Group into temporary public ownership pursuant to the powers granted under the Banking Act, it may take various actions in relation to any securities without the consent of holders of the securities.

Among the changes introduced by the Banking Reform Act 2013, the Banking Act 2009 is amended to insert a bail-in option as part of the powers of the UK resolution authority which option will come into force on such date as shall be stipulated by HM Treasury. The bail-in option will be introduced as an additional power available to the Bank of England to enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The bail-in option includes the power to cancel a liability, to modify the form of a liability (including the power to convert a liability from one form to another) or to provide that a contract under which the institution has a liability is to have effect as if a specified right had been exercised under it, each for the purposes of reducing, deferring or cancelling the liabilities of the bank under resolution, as well as to transfer a liability. The Banking Reform Act 2013 is consistent with the range of tools that Member States will be required to make available to their resolution authorities under the Recovery and Resolution Directive (“RRD”), although since the RRD remains in draft form, there can be no assurance that the bail-in option added under the Banking Reform Act will not need to change to comply with the RRD.

The RBS Group, including the Group, is subject to a variety of risks as a result of implementing the State Aid restructuring plan

The RBS Group was required to obtain State Aid approval for the aid given to it by HM Treasury as part of the placing and open offer undertaken by RBSG in December 2008, the issuance to HM Treasury of £25.5 billion of B shares in the capital of the RBS Group, a contingent commitment by HM Treasury (which has now been terminated) to subscribe for up to an additional £8 billion of B shares if certain conditions are met in addition to the RBS Group’s participation in the Asset Protection Scheme (“APS”) (which has now been terminated). In that context, as part of the terms of the State Aid approval, the RBS Group, together with HM Treasury, agreed the terms of a restructuring plan.

The RBS Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the RBS Group agreed to undertake a series of measures, including the disposal of a number of businesses now completed, including the disposal of the RBS plc branch-based business in England and Wales and the Group’s branch-based business in Scotland, along with the direct and other small and medium-size enterprise (“SME”) customers and certain mid-corporate customers across the UK. In respect of the RBS and Group’s branch-based business, the divestment process continues to progress following the withdrawal of its original buyer in October 2012  and a pre-IPO investment by a consortium of investors was announced in September 2013, marking the continuation of the RBS Group’s disposal strategy as part of its ongoing delivery against EU-mandated requirements. RBS Group announced on 9 April 2014 that it had entered into an agreement (‘DAS Retirement Agreement’) with Her Majesty’s Treasury (‘HMT’) to provide for the future retirement of the Dividend Access Share (‘DAS’). The EC concluded that the new arrangements for the eventual retirement of the DAS did not constitute new State aid and approved the changes to RBS’s restructuring plan in its State Aid Amendment Decision of 9 April 2014. RBS Group has entered into a Revised State Aid Commitment Deed under which it undertakes to do all acts and things necessary to ensure that HMT is able to comply with the revised State aid commitments made by HMT to the EC. HMT’s obligations to the EC and RBS’s commitments under the Revised State Aid Commitment Deed will remain in effect even if the DAS Retirement Agreement is not approved by independent shareholders.

There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be or has been at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the RBS Group and the Group fail to complete the required disposal within the agreed timeframe or fail to negotiate an extension in respect of such disposal, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposal, with the mandate to complete the disposal at no minimum price.

Furthermore, if the RBS Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the EC doubts that the RBS Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the EC decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid, which could have a material adverse impact on the RBS Group, including the Bank and its subsidiaries.

Additional information

Risk factors continued

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

The quantum of assets and deposits that would be included in a divestment of the RBS branch-based business in England and Wales and the NatWest branches in Scotland is not certain. However, at 31 December 2013, this business included approximately £19.4 billion of assets, £23.2 billion of deposits and two million customers.

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

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any proposed offer or sale of its interests may affect the price of its securities

The UK Government, through HM Treasury, currently holds 63.9% of the issued ordinary share capital of RBSG and, indirectly, the Group’s share capital. On 22 December 2009, RBSG issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares of RBSG. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in RBSG. Any breach of this agreement could result in the delisting of RBSG from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded.

In addition, UKFI manages HM Treasury’s shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group companies (including the Group) will continue to have their own independent board of directors and management team determining their own strategies, should its current intentions change, HM Treasury’s position as a majority shareholder of RBSG (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management of any RBS Group company, including the Group, remuneration policy or limiting RBSG’s operations which could also impact the Group. The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder of RBSG could give rise to conflict between the interests of HM Treasury and the interests of other RBSG shareholders. The RBSG Board has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

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

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework raises the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 (“CET1”) capital and introduces an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital. The Basel Committee also has proposed that global systemically important banks (“GSIBs”) be subject to an additional CET1 capital requirement, depending on a bank’s systemic importance. The RBS Group has been identified by the Financial Stability Board (“FSB”) as a GSIB. The FSB list of GSIBs is updated annually, based on new data and changes to methodology. Beginning with the November 2012 update, GSIBs were allocated by the FSB to buckets corresponding to the higher loss absorbency requirements that they would be required to hold from January 2016. The November 2013 update placed the RBS Group in the second from bottom bucket of GSIBs, thus subjecting the RBS Group to more intensive oversight and supervision and requiring it to maintain additional loss absorption capacity of 1.5% CET1, to be phased in from the beginning of 2016.

Additional information

Risk factors continued

The Basel III rules are dependent on local implementation. The EU legislative package of proposals to implement the changes with a new Directive and Regulation (collectively known as “CRD IV”) was finalised in June 2013 paving the way for implementation of Basel III in the EU from 1 January 2014, subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV will be further supplemented  through the Regulatory and Implementing Technical Standards (RTSs/ITSs) produced by the European Banking Authority (“EBA”) which are not yet finalised. The EU rules deviate from the Basel III rules in certain aspects (e.g. in imposing an additional systemic risk buffer), and provide national flexibility to apply more stringent prudential requirements than set in the EU (or Basel) framework.

Since 1 January 2014, the RBS Group has been required to comply with the requirements of CRD IV, the EBA’s RTSs and ITSs and the PRA’s Policy Statement PS 7/13 (Strengthening capital standards: implementing CRD IV, feedback and final rules). The RBS Group must also operate by reference to the  capital and leverage requirements set out by the PRA in its supervisory statement  SS3/13 issued in November 2013 which is applicable to the eight major UK banks and building societies.

The provisions of PS7/13 embody PRA requirements to accelerate the introduction and phasing in of certain transitional provisions of CRD IV.  The policy statement also sets out the intent of the PRA in respect of capital buffers as well as the approach to so-called Pillar 2 risks.  By their nature, Pillar 2A risks, which contribute to the scaling of the Group’s Individual Capital Guidance from the PRA, can include risks which the Group considers would only materialise at the point of non-viability, an example being pension obligation risk.  PS7/13 does not recognise this distinction and requires that Pillar 2A risks are met by at least 56% of CET1 by 1 January 2015.

The Banking Reform Act 2013, implementing the ICB recommendations , will introduce mechanisms requiring systemically important UK banks and building societies to hold loss-absorbing capacity, in addition to the capital held to satisfy their capital requirements under CRD IV as implemented by the PRA. These requirements, as well as other recommendations of the ICB, are to be established through secondary legislation and are expected to be phased in between 2015 and 2019. The US Federal Reserve has also recently adopted new rules relating to how it will regulate the US operations of foreign banking operations such as the RBS Group that may affect the capital requirements of the RBS Group’s operations in the US. As the implementation of the ICB recommendations is the subject of secondary legislation not yet adopted and the Federal Reserve has only recently adopted its final rules, the RBS Group cannot predict the impact such rules will have on the RBS Group’s overall capital requirements or how they will affect the RBS Group’s compliance with applicable capital and loss absorbency requirements.

To the extent the RBS Group has estimated the indicative impact that CRD IV rules may have on its risk-weighted assets and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the RBS Group (such as deleveraging of legacy positions and securitisations, including the RBS RCR, as well as other actions being taken to de-risk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the European Union, the UK, the US and in other jurisdictions in which the Group operates, including any application of increasingly stringent stress case scenarios by the regulators in the UK, the US and other jurisdictions in which the Group undertakes regulated activities, may require the RBS Group to raise additional Tier 1 (including CET1) and Tier 2 capital by way of further issuances of securities, and may result in existing Tier 1 and Tier 2 securities issued by the RBS Group ceasing to count towards its and/or the Group’s regulatory capital, either at the same level as at present or at all. If the RBS Group or the Bank is unable to raise the requisite Tier 1 and Tier 2 capital, the Group may be required to reduce further the amount of its risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group.

At 31 December 2013, the Group’s Tier 1 and Core Tier 1 capital ratios were 11.5% and 10.6%, respectively, calculated in accordance with PRA requirements. The Group’s ability to achieve such targets will turn on a number of factors, including [the RBS Group’s ability to implement its new strategic plan. See the section entitled “Forward Looking Statements” and the risk factor entitled “The Group’s ability to implement the RBS Group strategic plan depends on the success of the Group’s plans to refocus on its core strengths and its balance sheet reduction programme”.

Any change that limits the ability of RBSG or the Group to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain key assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise), to implement its capital plan or to access funding sources, could have a material adverse effect on the Group’s financial condition and regulatory capital position.

Additional information

Risk factors continued

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its, the RBS Group’s and the UK Government’s credit ratings

The credit ratings of the Bank and its principal subsidiaries, as well as those of other RBS Group members, have been subject to change and may change in the future, which could impact their cost of, access to and sources of financing and liquidity. A number of UK and other European financial institutions, including RBSG, RBS plc, the Bank and other RBS Group members, have been downgraded multiple times during the last three years in connection with rating methodology changes, a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools to allow burden sharing with debt holders.  Most recently credit ratings of RBSG, RBS plc and other Group members were downgraded in connection with RBSG’s creation of the RBS RCR, coupled with concerns about execution risk, litigation risk and the potential for conduct related fines. Furthermore, subject to any mitigating factors, uncertainties resulting from an affirmative vote in favour of Scottish independence would be likely to have a negative impact on the credit ratings of the Group, the RBS Group and RBS plc.

Rating agencies continue to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of Group companies. Any further reductions in the long-term or short-term credit ratings of RBSG, RBS plc, the Bank or one of its principal subsidiaries would increase the Group’s borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group’s access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements.

Any downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of RBS Group members and may have the effects noted above. In December 2012, Standard & Poor’s placed the UK’s AAA credit rating on credit watch, with negative outlook and, in February 2013, Moody’s downgraded the UK’s credit rating one notch to Aa1. In addition to the RBSG credit ratings, the credit rating of Ulster Bank Group is important to the Group when competing in certain markets, such as over the-counter derivatives. As a result, any further reductions in the long-term or short-term credit ratings of the Bank or its principal subsidiaries or of other RBS Group members could adversely affect the Group’s access to liquidity and its competitive position, increase its funding costs and have a material adverse impact on the Group’s earnings, cash flow and financial condition.

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets continued to improve during 2013 (in part as a result of measures taken by central banks around the world, including the ECB), and the Group’s overall liquidity position remained strong, certain European banks, in particular from the peripheral countries of Spain, Portugal, Greece, Italy and Ireland remained reliant on central banks as one of their principal sources of liquidity. Although the measures taken by Central Banks have had a positive impact, the risk of volatility returning to the global credit markets remains.

The market perception of bank credit risk has changed significantly as a result of the financial crisis and banks that are deemed by the market to be riskier have had to issue debt at a premium. Any uncertainty regarding the perception of credit risk across financial institutions may lead to reductions in levels of interbank lending and associated term maturities and may restrict the Group’s access to traditional sources of funding or increase the costs of accessing such funding.  The ability of the Group’s regulator to bail-in senior debt which may be exercised as soon as either the provisions of the Banking Reform Act 2013 are implemented through secondary legislation or the RRD comes into effect, may also increase the investors’ perception of risk and hence affect the availability and cost of funding for the RBS Group.

The RBS Group’s liquidity and funding management (which applies to the Group) focuses, among other things, on maintaining a diverse and appropriate funding strategy for its assets in line with the RBS Group’s wider strategic plan. The RBS Group has, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. Such schemes require the pledging of assets as collateral and changes to asset valuations or eligibility criteria can negatively impact the available assets and reduce available liquidity access particularly during periods of stress when such lines may be needed most. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Under certain circumstances, the Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case, and/or with higher collateral or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments.

Additional information

Risk factors continued

The Group relies on customer deposits to meet a considerable portion of its funding and it has targeted maintaining a loan to deposit ratio of around 100%. The level of wholesale and retail deposits may fluctuate due to certain factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial condition and results of operations.

The regulatory capital treatment of certain deferred tax assets recognised by the Group depends on there being no adverse changes to regulatory requirements

While there was no restriction on the recognition of deferred tax assets at 31 December 2013, the Capital Requirements Regulation, which took effect from 1 January 2014, requires the deduction in full from CET1 capital of deferred tax assets that rely on future profitability and do not arise from temporary differences (for example, deferred tax assets related to trading losses). Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The PRA has not adopted the transitional provisions in relation to the change in the treatment of deferred tax assets and therefore the threshold deduction has the potential to impact CET1 capital from 1 January 2014.

Each of the Group’s businesses is subject to substantial regulation and oversight. Significant regulatory developments and changes in the approach of the Group’s key regulators has had and is likely to continue to have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition

The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been changing and are subject to further change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention (including nationalisations and injections of government capital), changes to the regulations governing financial institutions and reviews of the industry in the UK, in many other European countries, the US and at the EU level.

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

Although it is difficult to predict with certainty the effect that all of the recent regulatory changes,  developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the EU and the US (such as the bank levy and Banking Reform Act in the UK, the RRD and CRD IV or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) has resulted in increased capital and liquidity requirements, changes in other regulatory requirements  and increased operating costs and has impacted, and will continue to impact, products offerings and business models. The Group may not be able to meet increased capital requirements by reducing lending which could result in the Group being obliged to continue to deploy capital in less profitable areas than it might otherwise have chosen. Such changes may also result in an increased number of regulatory investigations and proceedings. Any of these developments could have an impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, and a material adverse effect on its funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include those set out above as well as the following:

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

•          the imposition of government imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending;

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

Additional information

Risk factors continued

•          other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, capital, liquidity or pricing;

•          the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of a financial transaction tax and changes in tax rates that reduce the value of deferred tax assets); and

•          the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

The Group is subject to a number of regulatory initiatives which may adversely affect its business. The Independent Commission on Banking’s final report on competition and structural reforms in the UK banking industry has been substantially adopted by the UK Government through the passage of the Banking Reform Act 2013. In addition other proposals to ring fence certain business activities and the US Federal Reserve’s rules for applying US capital, liquidity and enhanced prudential standards to certain of the RBS Group’s US operations together with the UK reforms could require structural changes to the RBS Group’s business, including the Group. Any of these changes could have a material adverse effect on the Group

The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the ICB, which was appointed by the UK Government in June 2010. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB’s views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in) and (iii) the implementation of a ring-fence of retail banking operations.

The measures in relation to the promotion of competition are already largely in process, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which was introduced in September 2013.

Bail-in mechanisms, will, if used, affect the rights of creditors, including holders of senior and subordinated bonds, and shareholders in the event of the implementation of a resolution scheme or an insolvency and could thereby materially affect the price of such securities.

Such mechanics are being implemented through the Banking Reform Act 2013 and will also be part of the RRD. The implementation of a ring-fence of retail banking operations is also included in the Banking Reform Act 2013. The Banking Reform Act 2013 provides primary enabling legislation in the short term with a view to completing the legislative framework for the ring-fence of retail banking operations by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation by 2019.

The impact of any final legislation on the Group is difficult to estimate with any precision at this stage.  The Statutory Instruments setting out the scope of the ring-fence required by the Banking Reform Act 2013 are currently under discussion and final versions are expected to be published at some point in the summer of 2014. The PRA will have responsibility for drawing up the ring-fencing rules which will impact on the governance and operation of the ring-fenced bank. It is understood that the first consultation on the PRA rules will commence around the summer of 2014. It is also likely that ring-fencing certain of the RBS Group’s operations would require significant restructuring with the possible transfer of large numbers of customers between legal entities, including the transfer of customers and/or businesses activities either into or out of the Group. Ring-fencing is also likely to entail changes to the structure of the RBS Group’s, including the Group’s, existing pension arrangements, so as to ensure that any ring-fenced and non-ring-fenced banks that may eventually be established should not be liable for each other’s pension liabilities. Any such changes could result in additional costs and increased operational risks. It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the RBS Group, including the Group, could have a material adverse effect on the Group’s structure and on the viability of certain businesses, in addition to the Group’s results of operations, financial conditions and prospects.

On 29 January 2014, the EC published proposals on structural measures to improve the resilience of EU credit institutions which included potential separation of certain trading activities from retail banking operations. The proposal currently contemplates that member states having already implemented ring-fencing legislation, such as the UK, may apply for a derogation from the separation of trading activities provisions included in the proposals if they can satisfy the EC that such local legislation meets the objectives and requirements set out in the EU proposal. The timeline envisaged under the proposals would be the effective separation of other trading activities to apply as of 1 July 2018.

Under the US Federal Reserve’s new rules which change how it regulates the US operations of large foreign banking groups (the “FBO Rules”), foreign banking organisations with total global consolidated assets of $50 billion or more (“Large FBOs”) and Large FBOs with total US assets of $50 billion or more (excluding assets of US branches and agencies of a Large FBO’s foreign banks and certain other US subsidiaries) will have to create a separately capitalised top-tier US intermediate holding company (“IHC”) that would hold all US bank and non-bank subsidiaries. The IHC would be subject to US capital, liquidity and other enhanced prudential standards on a consolidated basis. Among other things, an IHC will be subject to the same US risk based and leverage capital standards that apply to a US bank holding company.

Additional information

Risk factors continued

The imposition of US capital, liquidity and other enhanced prudential standards, including capital planning and stress testing requirements, on an IHC of a Large FBO such as the RBS Group that is subject to home country capital standards on a group-wide consolidated basis would likely give rise to challenging organisational and compliance issues and could make it more difficult to manage capital and liquidity efficiently, on a global, consolidated basis. The foregoing is only one example of issues that the RBS Group may confront as a result of the application of the FBO Rules to its US operations.

As a result of the adoption of the ring-fence proposals in the UK and the potential adoption of the other proposals described above, major changes to the RBS Group’s corporate structure, including as it relates to the Group, its business activities conducted in the UK and the US and potentially other jurisdictions where the RBS Group operates, as well as changes to the RBS Group’s business model, are likely to be required. The changes include ring-fencing certain core banking activities in the UK from other activities of the RBS Group as well as restructuring other operations within the RBS Group in order to comply with these proposed new rules and regulations. The proposals, when adopted, are expected to take an extended period of time to put into place, to be costly to implement and may lack harmonisation, all of which could have a material adverse effect on the Group’s structure, reputation, results of operations, financial condition and prospects.

The RBS Group, including the Group, is subject to resolution procedures under current and proposed resolution and recovery schemes which may result in various actions being taken in relation to any securities of the RBS Group, including the write off, write down or conversion of the RBS Groups’ securities

As a result of its status as a GSIB and in accordance with current and proposed resolution and recovery schemes, and the Prudential Standards issued by the PRA on 19 December 2013 on recovery and resolution planning, the RBS Group was required to meet certain resolution planning requirements contemplating its possible failure by the end of 2012 and 2013 and will be required to meet others in 2014. The RBS Group made the required submissions in 2012 to the FSA (now the PRA) and its US business made their required submissions to the Federal Reserve and the FDIC in H1 2013 and further submissions will be required to be made in 2014.  Similar to other major financial institutions, both the RBS Group and its key subsidiaries, including the Group, remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities. The Prudential Standards issued by the PRA may evolve over time to ensure continued consistency with the Financial Stability Board’s (FSB) recommendations and the technical standards and guidelines produced by the EBA to implement the RRD.

In addition to the powers provided by the Banking Act 2009, as amended by the Banking Reform Act 2013, to include a bail-in power which could be implemented prior to January 2015, resolution powers will also be included in the RRD. The EU Member States, the European Parliament and the EC reached a political agreement as announced on 19 December 2013 on the RRD and on 15 April 2014 the European Parliament voted to approve the RRD in plenary session (which remains subject to technical finalisation and formal approval by the co-legislators) and current expectations are that the RRD will be finalised during the second quarter of 2014. The draft RRD includes a “bail-in” tool, which would give the relevant supervisory authorities the power to write down or write off claims (including debt securities issued by the Group and its subsidiaries) of certain unsecured creditors of a failing institution and/or to convert certain debt claims to equity. Except for the general bail-in tool, which is now expected to be implemented by 1 January 2016, it is currently contemplated that the measures set out in the draft RRD (including the power of authorities to write off or convert Additional Tier 1 and Tier 2 instruments) will be implemented with effect from 1 January 2015. Such bail-in mechanism, which is anticipated to be consistent with the powers granted under the Banking Reform Act 2013, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors (including senior creditors) of the Group (through write-down or conversion into equity of liabilities including debt securities) would be used to recapitalise and restore the Group to solvency as well as other options, including those as set forth in the Banking Act 2009, as amended by the Banking Reform Act 2013, following the recommendations of the ICB. The methods for implementation of any resolution and recovery scheme remain the subject of significant debate, particularly for GSIBs with complex cross border activities. Such debate includes whether the bail-in tool may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIB.

The potential impacts of these resolution and recovery powers may include the total loss of value of securities issued by the RBS Group, including the Group, and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the RBS Group, including the Group, to perform its obligations under its securities. As these resolution and recovery measures remain subject to further implementation both at the European and UK level, changes may be made in the course of the legislative process, which may affect their impact on the RBS Group and the Group and securities issued by the RBS Group and the Bank.

Additional information

Risk factors continued

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

For example, failure to protect the Group’s operations from cyber attacks could result in the loss of customer data or other sensitive information.  During 2013, the RBS Group, including the Group, experienced a number of IT failures following a series of deliberate attacks which temporarily prevented RBS, RBS Citizens and the Bank’s customers from accessing their accounts or making payments. The Bank of England, the FCA and HM Treasury have identified cyber security as a systemic risk to the UK financial sector and highlighted the need for financial institutions to improve resilience to cyber-attacks. In addition to meeting the requirements of the Bank of England’s programme of work to improve and test financial institutions’ resilience to cyber attacks due to be completed during the first quarter of 2014, the Group expects greater regulatory engagement on cyber security in the future. Although the Group has been implementing remedial actions to improve its resilience to the increasing intensity and sophistication of cyber attacks, the Group expects to be the target of continued attacks in the future and there can be no assurance that the Group will be able to prevent all threats.

In addition, in June 2012, and more recently in November 2013, computer system failures prevented the Bank, RBS and Ulster Bank customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure, in addition to other related costs. See page 220. The vulnerabilities of the Group’s IT systems are due to the complexity of the Group’s IT infrastructure attributable in part to overlapping multiple legacy systems acquired through the RBS Group’s and the Group’s acquisitions and resulting gaps in how the IT systems operate, and insufficient investments in IT infrastructure in the past, creating challenges in recovering from system breakdowns.

The Group’s operations have inherent reputational risk

Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct and performance, is inherent in the Group’s business.  Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which any member of the RBS Group, including the Group, conducts its business activities, the Group’s financial performance, the level of direct and indirect government support or actual or perceived practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. . The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which may result in a material adverse effect on the Group’s financial condition, results of operations and prospects.

The Group may suffer losses due to employee misconduct

The Group’s businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the Group. In recent years, a number of multinational financial institutions, including the Group, have suffered material losses due to the actions of employees. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

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

Additional information

Risk factors continued

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions

Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions or continuing weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures, for example, the Group’s assets included in RBS RCR. Valuations in future periods, reflecting, among other things, the then prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, including in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. As part of the Group’s strategy it has materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. Certain of the RBS Group’s assets that were part of its Non-Core division together with additional assets identified as part of a HM Treasury review (including certain non-core Group assets), form part of  RBS RCR as of 1 January 2014. In connection with the establishment of RBS RCR, the RBS Group has indicated its clear aspiration to remove the vast majority, if not all of these assets within three years which has led to increased impairments of £4.5 billion for the RBS Group (£3.2 billion relating to the Group) which were recognized in Q4 2013. Despite these impairments, these assets may be difficult to sell and could be subject to further write-downs or, when sold, realised losses. Any of these factors could require [the RBS Group and the Group to recognise further significant write-downs or realise increased impairment charges, which may have a material adverse effect on its financial condition, results of operations and capital ratios.

In addition, steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by losses in recent years arising out of asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies may not be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties.

The RBS Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations

The RBS Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pension risk is the risk that the assets of the RBS Group’s various defined benefit pension schemes which are long-term in nature do not fully match the timing and amount of the schemes’ liabilities, as a result of which the RBS Group, including the Group, is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The schemes’ assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios, returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities. In these circumstances, the RBS Group, including the Group, could be obliged, or may choose, to make additional contributions to the schemes. Given the recent economic and financial market difficulties and the risk that such conditions may occur again over the near and medium term, the RBS Group could experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. The most recent agreed tri-annual funding valuation at 31 March 2010 was agreed during 2011. It showed the value of liabilities exceeded the value of assets by £3.5 billion at 31 March 2010, a ratio of assets to liabilities of 84%.

In order to eliminate this deficit, the RBS Group has been and will continue to pay additional contributions each year over the period 2011 until 2018. Contributions started at £375 million per annum in 2011, increased to £400 million per annum in 2013 and will further increase from 2016 onwards in line with price inflation. These contributions are in addition to the regular annual contributions of around £200 million for on-going accrual of benefits as well as contributions to meet the expenses of running the schemes.

The Banking Reform Act 2013 will require banks to ring-fence specific activities (principally retail and small business deposits) from certain other activities. Ring-fencing is likely to entail changes to the structure of the Group’s existing defined benefit pension schemes, which could affect assessments of the schemes’ deficits. Such assessments may also be affected by other measures introduced in the Banking Reform Act 2013, including the categorisation of deposits eligible for compensation under the Financial Services Compensation Scheme as preferential debts.

Additional information

Risk factors continued

The financial performance of the Group has been, and continues to be, materially affected by counterparty credit quality and deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments

The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weakened business sectors and geographic markets and also has concentrated country exposure in the UK, the US and Ireland and sectoral concentrations in the personal and property sectors. For a discussion of the Group’s exposure to country risk, see pages 130 to 135. Furthermore, the Group expects its exposure to the UK to increase proportionately as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it continues to implement its strategy.

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

In certain jurisdictions in which the Group does business, particularly Ireland, additional constraints have been imposed in recent years on the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local and national governments. These constraints have lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, have resulted in the invalidation of purported foreclosures.

The EU, the ECB, the International Monetary Fund and various national authorities have proposed and implemented certain measures intended to address systemic financial stresses in the Eurozone, including the creation of a European Banking Union which, through a Single Resolution Mechanism (SRM) will apply the substantive rules of bank recovery and resolution set out in the RRD. Current expectations are that the RRD, which is intended to provide supervisory authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimise taxpayers’ exposure to losses, will be finalised early in 2014. The effectiveness of these and other actions proposed and implemented at both the EU and national level to address systemic stresses in the Eurozone is not assured.

The trends and risks affecting borrower and counterparty credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group and an inability to engage in routine funding transactions.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group’s business and results of operations

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates such as experienced over the past several years), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing. For accounting purposes, the Group values some of its issued debt, such as debt securities, at the current market price. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance of financial markets affects bond, equity and commodity prices, which has caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. As part of its on-going derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

Additional information

Risk factors continued

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers

In the UK, the Financial Services Compensation Scheme (“FSCS”) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009. The FSCS is funded by levies on firms authorised by the FCA, including the Group. In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition.   In addition, the RRD will require the establishment of national resolution funds, which will require ex ante levies on banks and investment firms to ensure that the resolution tools contemplated by the RRD can be applied effectively.

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

The recoverability of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government commenced a staged reduction in the rate of UK corporation tax from 28% to 23% over a four-year period and further rate reductions were announced in 2012 and 2013 which will lead to a corporation tax rate of 20% by April 2015. Such changes in the applicable tax rates will reduce the recoverable amount of the recognised deferred tax assets.

Additional information

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

Licensed Payments

During 2013, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBS Group facilitated a small number of payments that were remitted by a financial institution designated under Executive Order 13382. The payments related to amounts due to a provider for the provision of medical supplies to a non-designated entity.

RBS Group also facilitated several payments from or to frozen accounts of Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224 maintained at other financial institutions. These payments related to amounts due to third parties for legal services and IT services provided to such entities, and the refund of payments made following the termination of services.  All payments were made or received in full compliance with applicable sanctions and under applicable licences.

During 2013, RBS Group also received a number of payments related to entities identified as part of the Government of Iran and/or entities designated under Executive Order 13382 or 13324.  These payments related to amounts due to providers for legal services provided to such entities.  All such payments were received in compliance with applicable laws and regulations, and where appropriate, RBS Group made or obtained the required notification, authorisation and/or licence from the applicable regulator.

The transactions described in the above paragraphs resulted in less than the equivalent of £30 in gross revenue to RBS Group for each such transaction. RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are licensed by the proper authorities.

Account Closure Payments

During 2013, RBS Group maintained a banking relationship with an entity in the UK that became designated under Executive Order 13382 in 2013.  Following the designation of the entity, RBS Group terminated the banking relationship and paid the balance of the account to a non-RBS Group account held by the customer.    The closure and subsequent payment were made in compliance with applicable rules and regulations.  The transactions described in the above resulted in less than the equivalent of £30 in gross revenue to RBS Group for each such transaction.

Legacy Guarantees

In 2013, in full compliance with applicable sanctions and under general license from the appropriate authorities, RBS Group exited two legacy guarantees (performance bonds) that were originally entered into in 2003 and 2007 in compliance with applicable law.  In connection with exiting these guarantees, RBS Group made a payment into a frozen account of one Iranian government-owned financial institution that is designated under Executive Order 13382 maintained at another financial institution. The other guarantee was exited without any payment as the Iranian Government-owned financial institution agreed to waive an existing charge under the guarantee.

Under appropriate license from the applicable authorities, RBS Group holds eight additional legacy guarantees entered into between 1995 and 2005 which support arrangements entered into lawfully by RBS Group customers with Iranian counterparties. These performance bonds are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13382. RBS Group has made considerable efforts to exit and formally cancel the guarantees. It has been unable to do so to date but intends to terminate these legacy guarantees if changes to the applicable law are made to allow it to terminate them.  One of these legacy guarantees was disclosed in RBS Group’s Form 20-F for the year ended December 31, 2012.  The other seven guarantees were only recently identified as part of a migration of RBS Holdings NV business to the books of another Group affiliate. The affiliate that originally held these guarantees previously sought permission from its regulator to exit these guarantees, but has not yet received a license to do so.

RBS Group received revenue of £3018 in the reporting period in respect of these legacy guarantees. No other payments were made under these guarantees in 2013. If any payments are required to be made under the performance bonds while the beneficiaries remain the targets of EU sanctions, RBS Group intends to make the payments under applicable licence into frozen bank accounts.

Clearing System

RBS Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks, including certain banks designated under Executive Order 13382 or 13224, also participate in some of these clearing systems, which creates the risk that RBS Group could participate in transactions in which such Iranian banks are involved. Where legally permissible, RBS Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. RBS Group has obtained a license from Her Majesty’s Treasury to participate in local payment and settlement systems in the United Arab Emirates (UAE). RBS Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. It intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.

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

Additional information

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

Additional information

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

Material contracts

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. In the year ended 31 December 2013, there have been no material contracts entered into outside the ordinary course of business.

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

Taxation for US holders

The following discussion summarises certain US federal income and UK tax consequences of the ownership and disposition of non-cumulative dollar preference shares or ADSs by a beneficial owner of non-cumulative dollar preference shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised under the laws of the United States or any State thereof, or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source, in each case that holds such non-cumulative dollar preference shares or ADSs as capital assets (a US Holder).

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

The following discussion assumes that the Bank is not, and will not become a passive foreign investment company (PFIC).

Additional information

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

For U.S. federal income tax purposes, distributions will constitute foreign source dividend income to the extent paid out of the Bank’s current or accumulated earnings and profits, as determined under US federal income tax principles. Distributions will not be eligible for the dividends received deduction generally allowed to corporate US Holders.

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

Estate and gift tax

A non-cumulative dollar preference share or ADS beneficially owned by an individual, whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the non-cumulative dollar preference share or ADS, except in certain cases where the non-cumulative dollar preference share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK), (ii) is part of the business property of a UK permanent establishment of an enterprise, or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where a non-cumulative dollar preference share or ADS is subject to both UK inheritance tax and to US federal estate or gift tax.

Additional information

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

Asset-backed securities (ABS) - securities that represent interests in specific portfolios of assets. They are issued by a structured entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Asset quality (AQ) band - probability of default banding for all counterparties on a scale of 1 to 10.

Assets under management - assets managed by the Group on behalf of clients.

Back-testing - statistical techniques that assess the performance of a model, and how that model would have performed had it been applied in the past.

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

BIPRU - the prudential sourcebook for banks, building societies and investment firms. The part of the Financial Conduct Authority's (FCA) Handbook that sets out detailed prudential requirements for the banks that they regulate.

Bull flattener - a flattening of the yield curve in which long term rates are decreasing faster than short term rates.

Buy-to-let mortgages - mortgages to customers for the purchase of  residential property as a rental investment.

Capital requirements regulation (CRR) - see CRD IV.

Central counterparty (CCP) - an intermediary between a buyer and a seller (generally a clearing house).

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

Commercial paper conduit - a structured entity that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Common Equity Tier 1 capital - the highest quality form of regulatory capital under Basel III comprising common shares issued and related share premium, retained earnings and other reserves excluding the cash flow hedging reserve, less specified regulatory adjustments.

Contractual maturity - the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Glossary of terms

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

CRD IV - the European Union has implemented the Basel III capital proposals through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD), collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The European Banking Authority’s technical standards are still to be finalised through adoption by the European Commission and implemented within the UK.

Credit default swap (CDS) - a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) - a structured entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

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

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by a structured entity in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit grade - a rating that represents an assessment of the creditworthiness of a customer. It is a point on a scale representing the probability of default of a customer.

Credit risk - the risk of financial loss due to the failure of a customer, or counterparty, to meet its obligation to settle outstanding amounts.

Credit risk mitigation - reducing the credit risk of an exposure by application of techniques such as netting, collateral, guarantees and credit derivatives.

Credit valuation adjustment (CVA) - the CVA is the difference between the risk-free value of a portfolio of trades and its market value, taking into account the counterparty’s risk of default. It represents the market value of counterparty credit risk, or an estimate of the adjustment to fair value that a market participant would make to reflect the creditworthiness of its counterparty.

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

Debit valuation adjustment (DVA) - an adjustment made by an entity to the valuation of OTC derivative liabilities to reflect within fair value the entity's own credit risk

Debt securities - transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue - unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

.

Glossary of terms

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

Defined benefit plan/scheme - pension or other post-retirement benefit plan other than a defined contribution plan.

Defined contribution plan/scheme - pension or other post-retirement benefit plan where the employer's obligation is limited to its contributions to the fund.

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

Encumbrance - an interest in an asset held by another party. Encumbrance usually impacts the transferability of the asset and can restrict its free use until the encumbrance is removed.

Equity risk - the risk of changes in the market price of the equities or equity instruments arising from positions, either long or short, in equities or equity-based financial instruments.

Eurozone - the 17 European Union countries that have adopted the euro: Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, The Netherlands, Portugal, Slovakia, Slovenia and Spain.

Expected loss (EL) - expected loss represents the anticipated loss on an exposure over one year. It is determined by multiplying probability of default, loss given default and exposure at default and can be calculated at individual, credit facility, customer or portfolio level.

Exposure - a claim, contingent claim or position which carries a risk of financial loss.

Exposure at default (EAD) - an estimate of the extent to which the bank will be exposed under a specific facility, in the event of the default of a counterparty.

FICO score - a credit score calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer's credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

Financial Conduct Authority (FCA) - the statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

Financial Services Compensation Scheme (FSCS) - the UK's statutory fund of last resort for customers of authorised financial services firms. It pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the financial services industry.

Glossary of terms

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Fully loaded Basel III basis - capital ratios based on the rules that will apply at the end of the Basel III transition period.

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

Government Sponsored Enterprises (GSEs) - a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association.

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

Individual liquidity guidance (ILG) - guidance from the PRA on a firm's required quantity of liquidity resources and funding profile.

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

International Swaps and Derivatives Association (ISDA) master agreement - a standardised contract developed by ISDA for bilateral derivatives transactions. The contract grants legal rights of set-off for derivative transactions with the same counterparty.

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

Glossary of terms

Level 1 - level 1 fair value measurements are derived from quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 - level 2 fair value measurements use inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3 - level 3 fair value measurements use one or more unobservable inputs for the asset or liability.

Leverage ratio - a measure prescribed under Basel III. It is the ratio of tier 1 capital to total exposures. Total exposures include on-balance sheet items, off-balance sheet items and derivatives, and generally follow the accounting measure of exposure.

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

Liquidity and funding risk - the risk that the Group is unable to meet its financial liabilities when they fall due.

Liquidity coverage ratio (LCR) - the ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, central bank eligible.

Loan:deposit ratio - the ratio of loans and advances to customers net of provision for impairment losses and excluding reverse repurchase agreements to customer deposits excluding repurchase agreements.

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

London Interbank Offered Rate (LIBOR) - the benchmark interest rate at which banks can borrow funds from other banks in the London interbank market.

Loss given default (LGD) - an estimate of the amount that will not be recovered by the Group in the event of default, plus the cost of debt collection activities and the delay in cash recovery.

Market risk - the risk of loss arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other risk-related factors such as market volatilities that may lead to a reduction in earnings, economic value or both.

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

Net stable funding ratio (NSFR) - the ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. Available stable funding includes items such as equity capital, preferred stock with a maturity of over one year and liabilities with an assessed maturity of over one year.

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

Glossary of terms

Own credit adjustment (OCA) - the effect of the Group’s own credit standing on the fair value of financial liabilities.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Pillar 1 - the part of Basel II that sets out the process by which regulatory capital requirements should be calculated for credit, market and operational risk.

Pillar 2 - the part of Basel II that sets out the process by which a bank should review its overall capital adequacy and the processes under which the supervisors evaluate how well financial institutions are assessing their risks and take appropriate actions in response to the assessments.

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

Potential future exposure - is a measure of counterparty risk/credit risk. It is calculated by evaluating existing trades done against the possible market prices in future during the lifetime of the transactions.

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

Prudential Regulation Authority (PRA) - the statutory body responsible, from 1 April 2013, for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

Regular way purchase or sale - a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Regulatory capital - the amount of capital that the Group holds, determined in accordance with rules established by the PRA for the consolidated Group and by local regulators for individual Group companies.

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

Risk-weighted assets (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the PRA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire and the buyer to resell the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation -  a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a structured entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans).

Settlement balances - payables and receivables that result from purchases and sales of financial instruments recognised on trade date. Asset settlement balances are amounts owed to the Group in respect of sales and liability settlement balances are amounts owed by the Group in respect of purchases.

Glossary of terms

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

Standstill - is an agreement, usually for a specified period of time, not to enforce the Bank’s rights as a result of a customer breaching the terms and conditions of their facilities. This is a concession to the customer. A standstill is most commonly used in a complex restructuring of a company’s debts, where a group of creditors agree to delay enforcement action to give the company time to gather information and formulate a strategy with a view to establishing a formal restructuring.

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

Structured entity (SE) - an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, for example when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are usually established for a specific, limited purpose, they do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions.

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

Supervisory slotting approach - a method of calculating regulatory capital, specifically for lending exposures in project finance and income producing real estate, where the PD estimates do not meet the minimum IRB standards. Under this approach, the bank classifies exposures from 1 to 5, where 1 is strong and 5 is default. Specific risk-weights are assigned to each classification.

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

US Federal Agencies - are independent bodies established by the US Government for specific purposes such as the management of natural resources, financial oversight or national security. A number of agencies, including, the Government National Mortgage Association, issue or guarantee publicly traded debt securities.

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

Forward looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the RBS Group’s and the Group’s restructuring and new strategic plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; implementation of legislation of ring-fencing and bail-in measures; sustainability targets; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; and the Group’s exposure to political risks, including the referendum on Scottish independence, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the simplification of the RBS Group’s structure, the divestment of Citizens Financial Group and the exiting of assets in RBS Capital Resolution as well as the disposal of certain other assets and businesses as announced or required as part of the State Aid restructuring plan; the Group’s reliance on the RBS Group; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislation and regulation in the United Kingdom (UK), the European Union (EU) and the United States (US); the implementation of key legislation and regulation including the UK Financial Services (Banking Reform Act) 2013 and the proposed EU Recovery and Resolution Directive; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the RBS Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees and maintain good employee relations; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; reputational risk; the conversion of the B Shares issued by RBS Group in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the RBS Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

/s/ Nathan Bostock

Nathan Bostock

Group Finance Director

April 30, 2014