Form 20-F
period 2014-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2015-04-30
CIK 702162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        For the fiscal year ended December 31, 2014

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

Aileen Taylor, Chief Governance Officer and Board Counsel, Tel: +44 (0) 131 626 4099, Fax: +44 (0) 131 626 3081

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014, the close of the period covered by the annual report:

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

SEC Form 20-F cross reference guide

Item        Item Caption                                                                         Pages

PART I

1	Identity of Directors, Senior Management and Advisers *	Not applicable for annual reports

2	Offer Statistics and Expected Timetable *	Not applicable for annual reports

3	Key Information	10, 226-227,235
	Selected financial data *	Omitted on the basis of Instruction I(1)(b) of Form 10-K
	Capitalisation and indebtedness *	Not applicable for annual reports
	Reasons for the offer and use of proceeds *	Not applicable for annual reports
	Risk factors	7-9,240-258

4	Information on the Company	2, 10-15,18-125, 160-168, 186, 226-235
	History and development of the Company	2, 5-6,126-129,189, 206
	Business overview	5,12, 20-22, 38,40,42, 45-46, 126-129,219-223, 232
	Organisational structure	5-6, 126, 186, 225
	Property, plant and equipment	189-191,238

4A	Unresolved Staff Comments *	Not applicable

5	Operating and Financial Review and Prospects
	Operating results	10-17,20-22, 37-38, 103-115, 117-120, 150-151, 219-223, 226-235
	Liquidity and capital resources	41-48, 49-56, 160-182, 183-185, 196-198,203-205,206, 217, 218
	Research and development, patents, licences etc *	Omitted on the basis of Instruction I(1)(b) of Form 10
	Trend information *	Omitted on the basis of Instruction I(1)(b) of Form 10
	Off-balance sheet arrangements *	Omitted on the basis of Instruction I(1)(b) of Form 10
	Contractual obligations *	Omitted on the basis of Instruction I(1)(b) of Form 10

6	Directors, Senior Management and Employees
	Directors and senior management *	Omitted on the basis of Instruction I(1)(b) of Form 10-K
	Compensation *	Omitted on the basis of Instruction I(1)(b) of Form 10-K
	Board practices	2, 128-129
	Employees	126-127,152
	Share ownership	129, 224

7	Major Shareholders and Related Party Transactions *
	Major shareholders *	Omitted on the basis of Instruction I(1)(b) of Form 10
	Related party transactions *	Omitted on the basis of Instruction I(1)(b) of Form 10
	Interests of experts and counsel *	Omitted on the basis of Instruction I(1)(b) of Form 10

8	Financial Information
	Consolidated statements and other financial information	126, 133-225, 226-235, 261
	Significant changes	6-8, 225

9	The Offer and Listing
	Offer and listing details	236, 237
	Plan of distribution *	Not applicable for annual reports
	Markets	236
	Selling shareholders *	Not applicable for annual reports
	Dilution *	Not applicable for annual reports
	Expenses of the issue *	Not applicable for annual reports

Item                        Item Caption                                                         Pages

10	Additional Information
	Share capital *	Not applicable for annual reports
	Memorandum and articles of association	260-263
	Material contracts	263
	Exchange controls	263
	Taxation	264-265
	Dividends and paying agents *	Not applicable for annual reports
	Statement by experts *	Not applicable for annual reports
	Documents on display	265
	Subsidiary information *	Not applicable

11	Quantitative and Qualitative Disclosures about Market Risk	20-22, 103-115,160-182

12	Description of Securities other than
Equity Securities

12A	Debt securities	Not applicable for annual reports
12B	Warrants and rights	Not applicable for annual reports
12C	Other securities	Not applicable for annual reports
12D	American Depositary shares	Not applicable for annual reports

PART II

13	Defaults, Dividend Arrearages and Delinquencies *	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds *	Not applicable

15	Controls and Procedures	128, 131, exhibits 12,1, 12,2 and 13

16	[Reserved]

16A	Audit Committee financial expert *	Omitted on the basis of Instruction I(1)(b) of Form 10-

16B	Code of ethics *	Omitted on the basis of Instruction I(1)(b) of Form 10-

16C	Principal Accountant Fees and services	130,158

16D	Exemptions from the Listing Standards for Audit Committees *	Omitted on the basis of Instruction I(1)(b) of Form 10-

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers *	Not applicable

16F	Change in Registrant’s Certifying Accountant *	Not applicable

16G	Corporate Governance	131

16H	Mine Safety Disclosure *	Not applicable

PART III

17	Financial Statements *	Not applicable

18	Financial Statements	134-225

19	Exhibits	278

* Not required because this Form 20-F is filed as an Annual Report, not applicable to National Westminster Bank Plc, is omitted on the basis of General Instructions I to Form 10-K or otherwise not included herein.

NATWEST 2014

Form 20-F

2	Board of directors and secretary
4	Presentation of information
5	Strategic report
5	Financial review
18	Capital and risk management
126	Report of the directors
132	Statement of directors’ responsibilities
133	Report of Independent Registered Public Accounting Firm to the members of National Westminster Bank Plc
134	Consolidated income statement
135	Consolidated statement of comprehensive income
136	Balance sheets
137	Statements of changes in equity
138	Cash flow statements
139	Accounting policies
150	Notes on the accounts
	1	Net interest income	150
	2	Non-interest income	151
	3	Operating expenses	152
	4	Pensions	154
	5	Auditor’s remuneration	158
	6	Tax	158
	7	Profit attributable to preference shareholders	159
	8	Ordinary dividends	159
	9	Profit/(loss) dealt with in the accounts of the Bank	159
	10	Financial instruments - classification	160
	11	Financial instruments - valuation	169
	12	Financial instruments - maturity analysis	176
	13	Financial assets - impairments	179
	14	Derivatives	182
	15	Debt securities	183
	16	Equity shares	185
	17	Investments in Group undertakings	186
	18	Intangible assets	186
	19	Property, plant and equipment	189
	20	Prepayments, accrued income and other assets	192
	21	Short positions	192
	22	Accruals, deferred income and other liabilities	192
	23	Deferred tax	194
	24	Subordinated liabilities	196
	25	Share capital and reserves	199
	26	Leases	200
	27	Structured entities	201
	28	Asset transfers	202
	29	Capital resources	203
	30	Memorandum items	205
	31	Net cash flow from operating activities	216
	32	Analysis of the net investment in business interests and intangible assets	217
	33	Interest received and paid	217
	34	Analysis of changes in financing during the year	217
	35	Analysis of cash and cash equivalents	218
	36	Segmental analysis	219
	37	Directors’ and key management remuneration	224
	38	Transactions with directors and key management	224
	39	Related parties	225
	40	Ultimate holding company	225
	41	Post balance sheet events	225
226	Additional information

Board of directors and secretary

Chairman

Philip Hampton

Nominations (Chair), RCR

Executive directors

Ross McEwan

Ewen Stevenson

Independent non-executive directors

Sandy Crombie

Senior Independent Director

Remuneration (Chair), Audit, Nominations, RCR

Alison Davis

Nominations, Remuneration, Sustainability

Morten Friis

Audit, Nominations, Risk

Robert Gillespie

Nominations, Remuneration, Risk, Sustainability

Penny Hughes

Sustainability (Chair), Nominations, Risk

Brendan Nelson

Audit (Chair), Nominations, RCR, Risk

Baroness Noakes

RCR (Chair), Risk (Chair), Audit, Nominations

Chief Governance Officer and Board Counsel

Aileen Taylor

Auditors

Deloitte LLP

Chartered Accountants and Statutory Auditor

Hill House

1 Little New Street
London EC4A 3TR

Registered office

135 Bishopsgate
London EC2M 3UR
Telephone: +44 (0)20 7085 5000

Head office

135 Bishopsgate
London EC2M 3UR

Telephone: +44 (0)20 7085 5000

National Westminster Bank Plc

Registered in England No. 929027

Audit	member of the Group Audit Committee
Nominations	member of the Group Nominations Committee
RCR	member of the RCR Board Oversight Committee
Remuneration	member of the Group Performance and Remuneration Committee
Risk	member of the Board Risk Committee
Sustainability	member of the Sustainable Banking Committee

Forward looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBS Group’s Transformation Plan (which includes RBS Group’s 2013/2014 strategic plan relating to the implementation of the new divisional and functional structure and the continuation of the balance sheet reduction programme including the proposed divestments of Williams & Glyn and Citizens, RBS Group’s information technology and operational investment plan, the proposed restructuring of RBS Group’s CIB business and the restructuring of RBS Group as a result of the implementation of the regulatory ring-fencing regime), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), total loss absorbing capital (TLAC), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the Group’s future financial performance; the level and extent of future impairments and write-downs; and RBSG and the Group’s exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed on pages 239 to 258 of this report. These include the Group’s reliance on the RBS Group, significant risks for the Group presented by the execution of the Transformation Plan; RBS Group, including  the Group’s ability to successfully implement the various initiatives that are comprised in the Transformation Plan; whether RBS Group, including the Group will emerge from implementing the Transformation Plan as a viable, competitive, customer-focused and profitable bank; RBS Group’s and the Group’s ability to achieve their  capital targets which depend on RBS Group’s success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on the Group; the risk of failure to realise the benefit of RBS Group’s substantial investments in RBS Groups, including the Group’s,  information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the transformation plan, the risks of lower revenues resulting from lower customer retention and revenue generation as as a result of increasing competition.

In addition, there are other risks and uncertainties. These include the Group’s ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS Group and the Group  are subject to and any resulting material adverse effect on the Group  of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which the Group operates; uncertainty relating to how policies of the new government elected in the May 2015 UK election may impact RBS Group, including the Group,  including a possible referendum on the UK’s membership of the EU; operational risks that are inherent in the Group’s  business and that could increase as RBS Group and the Group implement the Transformation Plan; the potential negative impact on the Group’s business of actual or perceived global economic and financial market conditions and other global risks, in particular in connection with the UK economy; uncertainties regarding the Group’s  exposure to any weakening of economies within the EU and renewed threat of default by certain counties in the Eurozone; the risks resulting from the implementation of the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBSG, the Bank or other entities of the RBS Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of the Group’s operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes; the high dependence of the Group’s operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in the Group’s operations; the risk that the Group may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets by the Group; HM Treasury exercising influence over the operations of RBSG and the Group; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in RBSG; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Bank does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

In this Report, and unless specified otherwise, the term ‘Bank’ or ‘NatWest’ means National Westminster Bank Plc, the ‘Group’ or ‘NatWest Group’ means the Bank and its subsidiaries, ‘the Royal Bank’, ‘RBS plc’ or ‘the holding company’ means The Royal Bank of Scotland plc, ‘RBSG’ or ‘the ultimate holding company’ means The Royal Bank of Scotland Group plc and ‘RBS Group’ means the ultimate holding company and its subsidiaries.

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

The geographic analysis in the Financial Review, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins have been compiled on the basis of location of office - UK and overseas - unless indicated otherwise. ‘UK’ in this context includes transactions conducted through the offices in the UK which service international banking transactions.

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

Revised organisational structure

During 2014, the RBS Group introduced a new organisational structure (see page 5 for details). Segmental data for NatWest Group for prior years have been restated accordingly.

Non-GAAP financial information

A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. These non-GAAP financial measures are not a substitute for GAAP measures. The Group has divided its operations between “Group excluding RBS Capital Resolution (RCR)” and “RCR” for all periods in 2014 and for periods prior to 2014 between “Group excluding Non- Core” and “Non-Core” these measures are used by Group management and are non-GAAP financial measures as they represent a combination of all reportable segments with the exception of RCR/Non-Core Furthermore the financial performance of Personal & Business Banking (“PBB”) which combines the reportable segments of UK Personal & Business Banking and Ulster Bank and the presentation of the financial performance of Commercial & Private Banking (“CPB”) which combines the reportable segments of Commercial Banking and Private Banking are non GAAP financial measures. In addition the presentation of operating profit, operating expenses and other performance measures excluding the impact of restructuring costs and litigation and conduct costs is a non-GAAP financial measure and is not a substitute for the equivalent GAAP measure.

Glossary

A glossary of terms is provided on pages 266 to 274.

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

At 31 December 2014, HM Treasury’s holding of ordinary shares in the ultimate holding company was 62.3% and its economic interest was 79.1%.

Organisational structure

On 27 February 2014, the RBS Group announced a refreshed strategic direction with the ambition of building a bank which earns its customers’ trust by serving them better than any other bank.

The RBS Group is now structured to deliver this ambition by organising itself around the needs of its customers, so as to combine customer groups with similar needs into franchises able to deliver co-ordinated services.

The reorganised bank will be a UK-focused retail and corporate bank with an international footprint to drive its corporate business. The previously reported operating divisions are now realigned into three franchises:

Personal & Business Banking (PBB) comprises two reportable segments, UK Personal & Business Banking (UK PBB) and Ulster Bank.

•          UK Personal & Business Banking (UK PBB)  offers a comprehensive range of banking products and related financial services to the UK personal and small business markets. It serves customers through a number of channels including: the NatWest network of branches and ATMs in the UK, telephony, online and mobile. UK PBB is committed to serving customers well, making banking easier and convenient whilst ensuring that we do business in an open, honest and sustainable manner.

•          Ulster Bank is a leading retail and commercial bank in Northern Ireland and the Republic of Ireland. It provides a comprehensive range of financial services through both its Retail Banking division, which provides loan and deposit products through a network of branches and direct channels, and its Corporate Banking division, which provides services to businesses and corporate customers.

Commercial & Private Banking (CPB) comprises two reportable segments, Commercial Banking and Private Banking.

•          Commercial Banking  provides banking, finance and risk management services to the commercial, mid-corporate and corporate sector in the UK. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, telephone and internet channels. The product range includes asset finance through the Lombard brand.

•          Private Banking  provides banking and wealth management  services in the UK through Coutts & Co, offshore through NatWest Offshore and internationally through Coutts & Co Ltd.

Corporate & Institutional Banking (CIB) serves our corporate and institutional clients primarily in the UK and Western Europe, as well as those US and Asian multinationals with substantial trade and investment links in the region. Products include debt financing, risk management and trade services, focusing on core product capabilities that are of most relevance to our clients. CIB is a single reportable segment.

In February 2015, the RBS Group announced plans to rationalise the CIB business (see page 6 for details).

In addition to the segments noted above, the RBS Group will continue to manage and report RBS Capital Resolution (RCR) separately until disposal or wind-down.

RBS Capital Resolution (RCR) became fully operational on 1 January 2014 with a pool of c.£29 billion of assets (of which £7.5 billion related to NatWest Group) with particularly high long-term capital intensity, credit risk and/or potentially volatile outcomes in stressed environments. RCR brings assets under common management and increases focus on managing these assets so as to release capital.

Services  supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group's purchasing power and is the centre of excellence for managing large-scale and complex change. For reporting purposes, Services costs are allocated to the segments above. It is not deemed a reportable segment.

Central Functions  comprises corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating segments.

Financial review

Business divestments

To comply with the European Commission State Aid requirements the RBS Group agreed a series of restructuring measures. These included the sale of 80.01% of RBS Group’s Global Merchant Services business (completed in 2010) and the sale of substantially all of the RBS Group’s Sempra Commodities joint venture business (largely completed in 2010), as well as the divestment of Direct Line Insurance Group plc (completed in 2014 following earlier disposals of 34.7% of DLG shares in 2012 and 36.8% of DLG shares in 2013).

In September 2013, RBS Group reached an agreement with an investor consortium led by Corsair Capital and Centerbridge Partners for an investment in these businesses ahead of a stock market flotation. This includes 308 RBS branches in England and Wales, along with the related direct SME customers across the UK (“UK branch-based businesses”).The new bank will be called Williams & Glyn, the brand RBS Group used for its branches in England and Wales before 1985. It is intended that Williams & Glyn will be launched by the end of 2016.

Strategic review of CIB

On 26 February 2015, RBS Group announced that it was making further changes to improve its medium-term returns, building  a stronger, safer and more sustainable business, focused mainly on UK and Western European customers, both corporates and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore. These changes will create a more focused corporate and institutional bank built on existing product and service strengths. RBS Group will have a strong, client-focused product offering in sterling, US dollar and euro, including:

•          Debt financing, with debt capital markets, structured finance and loans.

•          Risk management in currency, rates and inflation.

•          Transaction services, with UK-focused cash, payments and trade.

CIB will reduce its geographical footprint to approximately 13 countries, compared with 38 at the end of 2014, though RBS Group will also retain its back office operations in Poland and India. In addition to its main distribution and trading hubs in the UK, US and Singapore, RBS Group will remain present in a number of Western European countries with coverage teams. A small sales team will be retained in Japan. US operations will shrink, while retaining the presence required to support the US dollar needs of RBS Group’s UK and Western European customers. Priority client sectors will be targeted in infrastructure, transportation, financial institutions, energy and resources.

CIB will continue to reduce its balance sheet and risk profile. RWAs will be reduced by 60% by 2019, with a reduction of more than £25 billion targeted in 2015. Third party assets will be reduced by more than 60% by 2019.

This CIB strategy leaves RBS Group well-placed to meet the ring-fencing requirements of the Banking Reform Act 2013. As previously indicated, RBS Group intends to place most banking services inside the ring fence. CIB’s remaining “Markets” activities, the operations of RBS International and some corporate banking activity are expected to remain outside the ring-fenced bank in separate legal entities.

Recent developments

Moody’s

On 17 March 2015, Moody’s announced multiple rating reviews following the publication of its new bank rating methodology on 16 March 2015. The new methodology affects banking entities globally and reflects, among other things, Moody’s lowered expectations about the likelihood of government support for European banks in light of the introduction of the EU Bank Recovery and Resolution Directive (BRRD).

Moody’s provided a preliminary indication of the outcome of its review which is to be completed later in 2015. Moody’s preliminary indication contemplates that RBSG plc’s long-term senior unsecured and issuer credit ratings would be downgraded by two notches to Ba1 and that the credit ratings of certain RBS Group subsidiaries may also be downgraded. If these downgrades occur, the credit ratings of RBSG plc and of certain of its subsidiaries would, therefore, be considered to be below-investment grade by that credit agency.

Disposal internationally managed Private Banking and Wealth Management business

On 27 March 2015, the RBS Group announced it had reached an agreement to sell its internationally managed Private Banking and Wealth Management business to Union Bancaire Privée UBP SA (UBP). The sale comprises client relationships outside the British Isles and associated staff. The RBS Group will continue to service UK Private Banking and Wealth Management client needs, together with those of international clients with a strong connection to the UK, from the British Isles through its Coutts and Adam & Company brands. The transaction is subject to regulatory approvals.

The sale includes relationships managed from Switzerland, Monaco, UAE, Qatar, Singapore and Hong Kong. As at 31 December 2014 assets under management were approximately CHF32 billion and total risk-weighted assets were CHF2 billion. The price paid will be determined in part by assets under management on closing. The RBS Group anticipates receiving a premium. The resulting capital benefit to the RBS Group is expected to be modest after writing off goodwill related to the business and taking into account anticipated exit and restructuring costs. Initial closing of the transaction is envisaged in Q4 2015, when a majority of the business is expected to transfer, with the remainder during the first part of 2016. The transaction is subject to regulatory approvals.

Executive change

On 30 March 2015 the RBS Group announced that Rory Cullinan, Executive Chairman of Corporate & Institutional Banking will be leaving the company. To ensure an effective transfer of responsibilities he will remain with the Bank until 30 April 2015.

Chris Marks, Chief Executive Officer of CIB, and Mark Bailie, Chief Executive Officer of Capital Resolution, will join the Bank’s Executive Committee as Co-CEOs of Corporate & Institutional Banking.

The above appointments are subject to regulatory approval.

Shareholder litigation (US)

In relation to the shareholder litigation (US) which is discussed on page 207, on 15 April 2015 the United States Court of Appeals for the Second Circuit affirmed the lower court’s dismissal of the plaintiffs’ claims.

LIBOR and other trading rates

In relation to the agreement with the Department of Justice (DOJ) in respect of LIBOR which is discussed on page 210, on 17 April 2015, following expiry of the Deferred Prosecution Agreement (DPA), the DOJ filed a motion seeking dismissal of the criminal information underlying the DPA.  On 21 April 2015, the U.S. District Court in Connecticut granted the motion and ordered the charges dismissed; as result, the DPA is of no further effect.

Financial review

Foreign exchange related investigations

As discussed on page 210, RBS Group remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in its Foreign Exchange business within its CIB segment.  These include advanced settlement discussions regarding the criminal investigation being conducted by the DOJ and with certain other financial regulatory authorities and RBS Group expects that it will incur financial penalties in conjunction with any such settlements.  The timing and final amounts of any settlements and related litigation risks and consequences remain uncertain and could be material.

Risk factors

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section (on pages 18 to 125). NatWest is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and the RBS Group will also be of relevance to the Group. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 239 to 258.

•          The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and relies on the RBS Group’s infrastructure to operate its business.

•          The RBS Group, is implementing a large number of existing and new programmes and initiatives intended to improve the RBS Group’s capital position, meet legal and regulatory requirements and result in the RBS Group becoming a safer and more competitive, customer focused and profitable bank. These initiatives include, among other things, the execution of the RBS Group’s strategic plan announced in 2013 and 2014 and which includes the implementation of its new divisional and functional structure (the “2013/2014 Strategic Plan”) as well as a major investment programme to upgrade and rationalise the RBS Group’s information technology (“IT”) and operational infrastructure (the “IT and Operational Investment Plan”), further initiatives designed to reduce the size of the RBS Group’s balance sheet and de-risk its business, in particular through the divestments of the RBS Group’s interest in Williams & Glyn, its remaining stake in Citizens Financial Group, Inc (“CFG”) and the “higher risk and capital intensive assets” in RCR as well as a significant restructuring of the RBS Group’s Corporate and Institutional Banking (“CIB”) division and of the RBS Group’s business as a result of the implementation of the regulatory ring-fencing of retail banking operations (the “ring-fence”). Together, these initiatives are referred to as the “Transformation Plan” and present significant risks for the RBS Group and the Group, including the following:

°          The Transformation Plan, and in particular the restructuring of the RBS Group’s CIB business and the divestment of certain of the RBS

Group’s and the Group’s portfolios and businesses, including the RBS Group’s remaining stake in CFG, are designed to allow the RBS Group and the Group to achieve their capital targets. There is no assurance that the RBS Group will be able to successfully implement these initiatives on which its capital plan depend or that it will achieve its capital goals within the time frames contemplated, which could have a material adverse effect on the Group’s business, reputation, results of operations, financial conditions and cash flows.

°          The implementation of the ring-fence will likely result in considerable operational and legal difficulties as it will require a significant restructuring of the RBS Group’s operations, governance, infrastructure and businesses with the possible transfer of a large number of customers between new or existing legal entities. As the Group is expected to constitute the main ring-fenced entity, it may be adversely impacted by the reorganisation of the RBS Group’s pension plans as well as the imposition of additional capital and funding requirements and restrictions relating to the activities it may conduct. This implementation exercise will be complex, costly and will result in significant changes for the Group’s operations.

°          Although the goals of the Transformation Plan are for the RBS Group and the Group to emerge as less complex and safer banks, there can be no assurance that the final results will be successful and that the RBS Group or the Group will be viable, competitive, customer focused and profitable at the end of this long period of restructuring.

°          The level of structural change required to implement the RBS Group’s Transformation Plan is likely to be disruptive and increase operational and people risks for the Group. In addition, the Group will incur significant costs in implementing the Transformation Plan and its revenues may also be impacted by lower levels of customer retention and revenue generation following the restructuring of its business and activities. Further, the competitive landscape in which the Group operates is constantly evolving and recent regulatory and legal changes, including ring-fencing, are likely to result in new market participants. These changes, combined with the changes to the Group’s structure and business as a result of the implementation of the RBS Group’s Transformation Plan, and in particular the implementation of the ring-fence and the restructuring of the RBS Group’s CIB business, may result in increased competitive pressures on the Group.

°          Substantial investments are being made in the RBS Group’s, including the Group’s, IT and operational structure through targeted investment and rationalisation programmes as part of the IT and Operational Investment Plan. Any failure by the Group to realise the benefits of this IT and Operational Investment Plan, whether on time or at all, in particular in connection with its online and mobile banking capability, could have a material adverse effect on the Group’s business and its ability to retain or grow its customer business and remain competitive.

Financial review

•          Implementation of the Group’s strategy and its future success depends on its ability to attract, retain and remunerate qualified personnel. The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees. The RBS Group’s changing strategy has led to the departure of many talented staff. Implementation of the RBS Group’s Transformation Plan, and in particular of the ring-fence and restructuring of the RBS Group’s CIB business, as well as increased legal and regulatory supervision, including as a result of the implementation of the new responsibility regime introduced under the Financial Services (Banking Reform) Act 2013 in the UK, (the “Banking Reform Act 2013”) which includes the new Senior Persons Regime, may further hinder the Group’s ability to attract or retain senior management and other skilled personnel. Following the implementation of CRD IV there is now a restriction on the Group’s ability to pay individual bonuses greater than fixed remuneration, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the Group’s strategy and regulatory commitments.

•          The RBS Group including the Group, have been, and continue to be, subject to litigation and regulatory and governmental investigations that may impact the Group’s  business, reputation, results of operations and financial condition. The RBS Group, including the Group, are expected to continue to have material exposure to litigation and regulatory proceedings in the medium term. The RBS Group and the Group also expect greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, existing and new laws and regulations.

•          Ahead of the upcoming election in May 2015 in the UK, there is uncertainty around how the policies of the newly elected government may impact the RBS Group and the Group, including a possible referendum on the UK’s membership of the EU. The implementation of these policies, including the outcome of the EU referendum, could significantly impact the environment in which the RBS Group and the Group operate and the fiscal, monetary, legal and regulatory requirements to which they are subject.

•          Operational and reputational risks are inherent in the Group’s businesses, but are heightened as a result of the implementation of certain components of the RBS Group’s Transformation Plan. Employee misconduct may also result in regulatory sanctions and serious reputational or financial harm to the Group.

•          Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market as well as increased competition, particularly in the UK, may create challenging economic and market conditions and a difficult operating environment for the Group’s businesses. These factors, together with continuing uncertainty relating to the recovery of the Eurozone economy and volatile financial markets, in part due to the monetary and fiscal policies and measures carried out by central banks, have adversely affected and may continue to adversely affect the Group’s businesses, earnings, financial condition and prospects.

•          The Group’s business performance, financial condition and capital and liquidity ratios could be adversely affected if its or the RBS Group’s capital requirements are not managed effectively or as a result of increasingly stringent regulatory requirements relating to capital adequacy, including those arising out of the implementation of Basel III or other current proposals. Maintaining adequate capital resources and meeting the requisite capital adequacy requirements may prove increasingly difficult and costly and will depend on the Group’s continued access to funding sources, including following the implementation of the ring-fence, as well as the effective management of its balance sheet and capital resources.

•          The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group’s financial condition and results of operations. Furthermore, the Group’s borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and RBSG’s and other RBS Group companies’ credit ratings, as well as, to a lesser extent, the credit ratings of the UK Government.

•          The Group is subject to substantial regulation and oversight and although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the EU has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models as well as the risks that the Group may be unable to comply with such requirements in the manner or within the timeframes required. A number of reviews and investigations are currently ongoing which may result in further legislative changes and increase compliance risks.

•          The RBS Group and the Group may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the RBS Group or the Group, through the exercise of the bail-in tool which was introduced in the UK by the Banking Reform Act 2013 and implemented in line with the provisions of the Bank Recovery and Resolution Directive. In the event of the failure of the RBS Group, various actions could be taken by or on behalf of the UK Government in relation to the RBS Group and/or the Group, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group’s businesses.

•          The Group is highly dependent on its IT systems, which are currently subject to a significant investment and rationalisation programme. The Group has been and expects to continue to be subject to cyber-attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group’s information technology systems, may hinder its ability to service its customers which could result in long-term damage to the Group’s reputation, businesses and brands.

Financial review

•          As a result of the UK Government’s majority shareholding in RBSG it is able to exercise a significant degree of influence over the RBS Group, including the Group, with respect to dividend policy, the election of directors or appointment of senior management, remuneration policy and/or may limit the RBS Group’s or the Group’s operations.

•          The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Pension contributions may be increased to meet pension deficits or to address additional funding requirements, including those which may arise in connection with the restructuring of the RBS Group’s and the Group’s pension plans as a result of the implementation of the ring-fence. The Group may also be required to participate in the RBS Group’s contributions under resolution financing arrangements applicable to banks and investment firms. Additional or increased contributions may have an adverse impact on the Group’s results of operations, cash flow and financial condition.

•          The deterioration of the prevailing economic and market conditions and the actual or perceived failure or worsening credit of the Group’s counterparties or borrowers and depressed asset valuations resulting from poor market conditions, have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges. Changes in interest rates, foreign exchange rates, oil and other commodity prices also impact the value of the Group’s investment and trading portfolios and may have a material adverse effect on the Group’s financial performance and business operations.

•          The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. The Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modeled results.

•          Developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

Financial review

Financial summary

Summary consolidated income statement for the year ended 31 December 2014

	2014	2013	2012
	£m	£m	£m
Net interest income	4,577	4,021	2,873
Fees and commissions receivable	2,439	2,600	2,643
Fees and commissions payable	(498)	(490)	(428)
Income from trading activities	77	726	1,150
Gain on redemption of own debt	—	239	—
Other operating income	682	268	188
Non-interest income	2,700	3,343	3,553
Total income	7,277	7,364	6,426
Operating expenses	(5,949)	(8,762)	(6,542)
Profit/(loss) before impairment losses	1,328	(1,398)	(116)
Impairment releases/(losses)	1,249	(5,407)	(3,183)
Operating profit/(loss) before tax	2,577	(6,805)	(3,299)
Tax	(844)	842	47
Profit/(loss) for the year	1,733	(5,963)	(3,252)

2014 compared with 2013

Operating profit/(loss) before tax

Operating profit before tax was £2,577 million compared with a loss of £6,805 million in 2013. This significant improvement reflects net impairment releases of £1,249 million compared with net losses of £5,407 million in 2013 and lower charges for litigation, conduct and redress costs, down £2,367 million to £1,043 million. This was partially offset by a decrease in non-interest income, reflecting lower income from trading activities.

Net interest income

Net interest income increased by £556 million, 14% to £4,577 million compared with £4,021 million in 2013. The increase was principally due to improvements in deposit margins in Personal & Business Banking (PBB) and Commercial & Private Banking (CPB).

Non-interest income

Non-interest income decreased by £643 million, 19% to £2,700 million compared with £3,343 million in 2013, primarily due to lower income from trading activities, down £649 million to £77 million in line with Corporate & Institutional Banking’s (CIB’s) smaller balance sheet and reduced risk profile, and the non-repeat of a gain on redemption of own debt of £239 million in 2013. This was partially offset by an increase in other operating income of £414 million to £682 million, which included dividend income of £234 million compared with £18 million in 2013.

Operating expenses

Operating expenses decreased by £2,813 million, or 32%, to £5,949 million from £8,762 million in 2013. Operating expenses excluding restructuring costs and litigation, conduct and redress costs declined £429 million, or 8% to £4,880 million (2013 - £5,309 million) mainly reflecting the benefits of cost savings initiatives.

Litigation, conduct and redress charges were £1,043 million compared with £3,410 million in 2013 which included a charge relating to regulatory and legal actions of £2,536 million primarily relating to mortgage-backed securities and securities related litigation. Charges in 2014 include: provisions relating to investment advice in retail and private banking (£156 million) and to packaged accounts (£112 million), and additional provisions in relation to PPI costs (£440 million) and Interest Rate Hedging Products redress (£166 million).

Impairment releases/(losses)

Net impairment releases were £1,249 million in 2014 compared with a net impairment charge of £5,407 million in the prior year, which included £3,249 million provisions relating to the creation of RCR. Net impairment releases were principally in RCR (£1,143 million) and in Ulster Bank (£365 million) and reflected the improving Irish economic and property market conditions and proactive debt management.

Capital ratios

Capital ratios at 31 December 2014 were 14.3% (Common Equity Tier 1), 14.3% (Tier 1) and 19.6% (Total).

Financial review

Financial summary continued

2013 compared with 2012

Operating loss

Operating loss before tax was £6,805 million compared with £3,299 million in 2012 driven largely by additional charges for litigation and conduct costs and higher impairment losses, primarily reflecting increased provisions in connection with the creation of RBS Capital Resolution (RCR)(1).

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

Operating expenses

Operating expenses increased by £2,220 million, 34% to £8,762 million from £6,542 million in 2012. This was principally due to additional charges of £2,536 million for regulatory and legal actions, primarily in respect of mortgage-backed securities and securities related litigation following recent third party litigation settlements and regulatory decisions. This was partially offset by lower costs in relation to Interest Rate Hedging Products redress, down £85 million to £340 million.

Impairment losses

Impairment losses increased by £2,224 million to £5,407 million primarily reflecting the increased provisions recognised in connection with the creation of RCR, which was set up from 1 January 2014. Excluding the impact of the creation of RCR of £3,249 million, impairment losses decreased by £1,025 million to £2,158 million driven by significant improvements in Non-Core, Ulster Bank, Commercial Banking and UK PBB.

Capital ratios

Capital ratios at 31 December 2013 were 10.6% (Core Tier 1), 11.5% (Tier 1) and 16.6% (Total).

Note:

(1)    In 2013, NatWest Group recognised £3,293 million of impairment and other losses related to the establishment of RCR.  This comprised impairment losses of £3,249 million (of which £173 million related to core Ulster Bank assets which were not transferred to RCR but are subject to the same strategy) and £44 million reduction in income reflecting asset valuation adjustments.

Financial review

Analysis of results
Net interest income
	2014	2013	2012
	£m	£m	£m
Interest receivable (1)	6,499	7,483	6,316
Interest payable	(1,922)	(3,462)	(3,443)
Net interest income	4,577	4,021	2,873

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	2.37	2.72	2.52
Cost of interest-bearing liabilities of the banking business	(1.06)	(1.75)	(1.80)
Interest spread of the banking business (3)	1.31	0.97	0.72
Benefit from interest-free funds	0.36	0.49	0.42
Net interest margin of the banking business (4)	1.67	1.46	1.14

Gross yield (2)
- Group	2.37	2.72	2.52
- UK	2.59	2.89	2.56
- Overseas	1.33	1.95	2.33
Interest spread (3)
- Group	1.31	0.97	0.72
- UK	1.50	1.09	0.76
- Overseas	0.50	0.51	0.56
Net interest margin (4)
- Group	1.67	1.46	1.14
- UK	1.82	1.53	1.08
- Overseas	0.97	1.16	1.38

National Westminster Bank Plc base rate (average)	0.50	0.50	0.50
London inter-bank three month offered rates (average)
- Sterling	0.54	0.52	0.82
- Eurodollar	0.23	0.24	0.43
- Euro	0.21	0.27	0.53

Notes:

(1)    Interest income includes £149 million (2013 - £210 million; 2012 - £223 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

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

Financial review

Average balance sheet and related interest
		2014			2013
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	96,318	699	0.73	101,665	764	0.75
	- Overseas	10,061	35	0.35	8,281	59	0.71
Loans and advances to customers	- UK	128,376	5,131	4.00	119,904	5,635	4.70
	- Overseas	37,964	615	1.62	42,545	935	2.20
Debt securities	- UK	691	13	1.88	2,598	88	3.39
	- Overseas	1,180	6	0.51	341	2	0.59
Interest-earning assets	- UK	225,385	5,843	2.59	224,167	6,487	2.89
	- Overseas	49,205	656	1.33	51,167	996	1.95
Total interest-earning assets	- banking business (1)	274,590	6,499	2.37	275,334	7,483	2.72
	- trading business (6)	59,115			94,194
Interest-earning assets		333,705			369,528
Non-interest-earning assets		12,565			17,953
Total assets		346,270			387,481

Percentage of assets applicable to overseas operations		29.4%			37.0%

Liabilities
Deposits by banks	- UK	9,397	103	1.10	6,004	68	1.13
	- Overseas	6,705	36	0.54	11,446	166	1.45
Customer accounts: demand deposits	- UK	63,813	300	0.47	57,873	307	0.53
	- Overseas	4,937	42	0.85	4,454	53	1.19
Customer accounts: savings deposits	- UK	65,956	564	0.86	73,296	1,042	1.42
	- Overseas	1,370	9	0.66	1,520	16	1.05
Customer accounts: other time deposits	- UK	18,698	517	2.77	27,948	1,376	4.92
	- Overseas	6,327	72	1.14	7,611	143	1.88
Debt securities in issue	- Overseas	1,806	9	0.50	2,597	18	0.69
Subordinated liabilities	- UK	6,977	259	3.71	7,056	258	3.66
	- Overseas	399	10	2.51	564	9	1.60
Internal funding of trading business	- UK	(4,749)	1	(0.02)	(2,109)	6	(0.28)
Interest-bearing liabilities	- UK	160,092	1,744	1.09	170,068	3,057	1.80
	- Overseas	21,544	178	0.83	28,192	405	1.44
Total interest-bearing liabilities	- banking business	181,636	1,922	1.06	198,260	3,462	1.75
	- trading business (6)	61,466			92,550
Interest-bearing liabilities		243,102			290,810
Non-interest-bearing liabilities:
Demand deposits	- UK	45,865			40,161
	- Overseas	9,138			9,893
Other liabilities		33,742			30,148
Owners' equity		14,423			16,469
Total liabilities and owners' equity		346,270			387,481

Percentage of liabilities applicable to overseas operations		27.6%			37.9%

For the notes to this table refer to page 12.

Financial review

Average balance sheet and related interest continued
		2012
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	119,270	1,602	1.34
	- Overseas	8,901	98	1.10
Loans and advances to customers	- UK	75,716	3,372	4.45
	- Overseas	43,223	1,120	2.59
Debt securities	- UK	3,467	116	3.35
	- Overseas	498	8	1.61
Interest-earning assets	- UK	198,453	5,090	2.56
	- Overseas	52,622	1,226	2.33
Total interest-earning assets	- banking business (1)	251,075	6,316	2.52
	- trading business (6)	107,807
Interest-earning assets		358,882
Non-interest-earning assets		28,711
Total assets		387,593

Percentage of assets applicable to overseas operations		40.1%

Liabilities
Deposits by banks	- UK	19,473	741	3.81
	- Overseas	12,605	254	2.02
Customer accounts: demand deposits	- UK	58,391	344	0.59
	- Overseas	4,544	54	1.19
Customer accounts: savings deposits	- UK	67,792	1,224	1.81
	- Overseas	1,681	19	1.13
Customer accounts: other time deposits	- UK	11,444	351	3.07
	- Overseas	5,620	131	2.33
Debt securities in issue	- Overseas	3,360	32	0.95
Subordinated liabilities	- UK	7,019	282	4.02
	- Overseas	499	12	2.40
Internal funding of trading business	- UK	(684)	(1)	0.15
Interest-bearing liabilities	- UK	163,435	2,941	1.80
	- Overseas	28,309	502	1.77
Total interest-bearing liabilities	- banking business	191,744	3,443	1.80
	- trading business (6)	105,305
Interest-bearing liabilities		297,049
Non-interest-bearing liabilities:
Demand deposits	- UK	34,669
	- Overseas	9,190
Other liabilities		32,111
Owners' equity		14,574
Total liabilities and owners' equity		387,593

Percentage of liabilities applicable to overseas operations		38.1%

For the notes to this table refer to page 12.

Financial review

Analysis of change in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2014 over 2013			2013 over 2012
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	(36)	(29)	(65)	(210)	(628)	(838)
Overseas	11	(35)	(24)	(6)	(33)	(39)
Loans and advances to customers
UK	378	(882)	(504)	2,064	199	2,263
Overseas	(93)	(227)	(320)	(17)	(168)	(185)
Debt securities
UK	(49)	(26)	(75)	(29)	1	(28)
Overseas	4	—	4	(2)	(4)	(6)
Total interest receivable of the banking business
UK	293	(937)	(644)	1,825	(428)	1,397
Overseas	(78)	(262)	(340)	(25)	(205)	(230)
	215	(1,199)	(984)	1,800	(633)	1,167
Interest-bearing liabilities
Deposits by banks
UK	(37)	2	(35)	334	339	673
Overseas	52	78	130	22	66	88
Customer accounts: demand deposits
UK	(29)	36	7	3	34	37
Overseas	(5)	16	11	1	—	1
Customer accounts: savings deposits
UK	97	381	478	(95)	277	182
Overseas	1	6	7	2	1	3
Customer accounts: other time deposits
UK	370	489	859	(723)	(302)	(1,025)
Overseas	21	50	71	(41)	29	(12)
Debt securities in issue
Overseas	5	4	9	6	8	14
Subordinated liabilities
UK	3	(4)	(1)	(1)	25	24
Overseas	3	(4)	(1)	(1)	4	3
Internal funding of trading business
UK	(3)	8	5	—	(7)	(7)
Total interest payable of the banking business
UK	401	912	1,313	(482)	366	(116)
Overseas	77	150	227	(11)	108	97
	478	1,062	1,540	(493)	474	(19)
Movement in net interest income
UK	694	(25)	669	1,343	(62)	1,281
Overseas	(1)	(112)	(113)	(36)	(97)	(133)
	693	(137)	556	1,307	(159)	1,148

Financial review

Consolidated balance sheet at 31 December 2014
	2014	2013
	£m	£m
Assets
Cash and balances at central banks	2,709	2,493
Amounts due from holding company and fellow subsidiaries	103,272	127,484
Other loans and advances to banks	7,640	9,367
Loans and advances to banks	110,912	136,851
Amounts due from fellow subsidiaries	1,028	1,967
Other loans and advances to customers	168,138	175,321
Loans and advances to customers	169,166	177,288
Debt securities subject to repurchase agreements	8,583	17,212
Other debt securities	5,246	5,716
Debt securities	13,829	22,928
Equity shares	779	923
Settlement balances	2,050	3,241
Amounts due from holding company and fellow subsidiaries	2,672	1,931
Other derivatives	1,226	1,586
Derivatives	3,898	3,517
Intangible assets	848	797
Property, plant and equipment	1,591	1,754
Deferred tax	1,361	2,253
Prepayments, accrued income and other assets	1,801	1,415
Total assets	308,944	353,460

Liabilities
Amounts due to holding company and fellow subsidiaries	20,128	24,526
Other deposits by banks	6,104	11,388
Deposits by banks	26,232	35,914
Amounts due to fellow subsidiaries	13,112	21,881
Other customer accounts	221,215	245,991
Customer accounts	234,327	267,872
Debt securities in issue	1,707	2,111
Settlement balances	2,143	4,027
Short positions	6,827	8,254
Amounts due to holding company and fellow subsidiaries	3,971	3,526
Other derivatives	487	552
Derivatives	4,458	4,078
Accruals, deferred income and other liabilities	6,315	6,550
Retirement benefit liabilities	2,248	2,976
Amounts due to holding company	5,656	5,700
Other subordinated liabilities	1,780	1,828
Subordinated liabilities	7,436	7,528
Total liabilities	291,693	339,310

Non-controlling interests	394	1,278
Owners’ equity	16,857	12,872
Total equity	17,251	14,150

Total liabilities and equity	308,944	353,460

Financial review

Commentary on consolidated balance sheet

2014 compared with 2013

Total assets of £308.9 billion at 31 December 2014 were down £44.5 billion, 13%, compared with 31 December 2013. This was driven by a reduction in amounts due from the holding company, customer lending and debt securities.

Loans and advances to banks decreased by £25.9 billion, 19%, to £110.9 billion. Amounts due from the holding company and fellow subsidiaries decreased, down £24.2 billion, 19%, to £103.3 billion and other bank placings declined £1.7 billion, 18%, to £7.6 billion.

Loans and advances to customers declined £8.1 billion, 5%, to £169.2 billion. Within this, amounts due from fellow subsidiaries were down £0.9 billion, 48%, to £1.0 billion. Customer lending decreased by £7.2 billion, 4%, to £168.2 billion, or £11.2 billion to £182.0 billion before impairments. This primarily reflected run-down and disposals in RCR and a reduction in reverse repos in Corporate & Institutional Banking, partially offset by growth in mortgage lending in UK Personal & Business Banking.

Debt securities were down £9.1 billion, 40%, to £13.8 billion, driven mainly by the continued reduction in US asset-backed products in Corporate & Institutional Banking.

Movements in the value of derivative assets, up £0.4 billion, 11%, to £3.9 billion, and liabilities, up £0.4 billion, 9% to £4.5 billion, primarily reflects mark-to-market increases on interest rate contracts driven by significant downward shifts in major yield curves.

Deferred tax assets decreased by £0.9 billion, 40%, to £1.4 billion primarily as a result of the reduction in carrying value of deferred tax assets in relation to Corporate & Institutional Banking’s US operations.

Deposits by banks decreased £9.7 billion, 27%, to £26.2 billion, with decreases in amounts due to the holding company and fellow subsidiaries, down £4.4 billion, 18%, to £20.1 billion and decreases in other bank deposits, down £5.3 billion, 46%, to £6.1 billion.

Customer accounts decreased £33.5 billion, 13%, to £234.3 billion.  Within this, amounts due to fellow subsidiaries decreased £8.7 billion, 40%, to £13.1 billion.  Other customer deposits were down £24.8 billion, 10%, at £221.2 billion as a result of a reduction in repos in Corporate & Institutional Banking.

Retirement benefit liabilities decreased by £0.7 billion, 24%, to £2.2 billion primarily driven by additional employer contributions of £0.7 billion to the Group’s Main scheme as part of the schedule of additional contributions to eliminate the deficit in the scheme which were agreed following completion of the triennial valuation of the Main scheme.

Non-controlling interests decreased by £0.9 billion to £0.4 billion, due to the partial transfer of RBS plc’s interest in Ulster Bank to NatWest plc.

Owner’s equity increased by £4.0 billion, 31%, to £16.9 billion, driven by capital contributions from the holding company, £2.2 billion, the £1.6 billion attributable profit for the year and other reserve movements, £0.2 billion.

Financial review  Capital and risk management

Capital and risk management
19	Overview
25	Risk governance
27	Risk appetite and culture
31	Conduct risk
34	Operational risk
37	Regulatory risk
39	Reputational risk
41	Capital management
49	Liquidity and funding risk
57	Credit risk
80	Balance sheet analysis
102	Market risk
116	Country risk
122	Pension risk
124	Business risk
124	Strategic risk

Financial review  Capital and risk management

Overview
20	Presentation of information
20	Risk coverage
23	Top and emerging risk scenarios

Financial review  Capital and risk management

Overview*

Presentation of information

Except as otherwise indicated by an asterisk (*), information in the Capital and risk management section (pages 18 to 125) is within the scope of the Report of Independent Registered Public Accounting Firm.

Capital and risk management are conducted on an overall basis within the RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most part, discussions on these on these aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

Risk coverage

The main risk types faced by the Group are presented below. For further information, refer to pages 31 to 125.

Risk type	How the risk arises	2014 overview
Conduct and legal risk

Conduct risk can result in fines and reputational damage if customers are not treated in line with their and other stakeholders’ expectations.

Conduct risk exists across all stages of the Group’s relationships with its customers, from sales through service delivery to post-sales processes. It also exists in the activities the Group undertakes to manage its business, from the development of business strategies, through governance and human resource management. Conduct risk also exists if the Group does not take effective action to prevent fraud, bribery and money laundering.

The Group continued to remediate historical conduct issues, while also restructuring its customer-facing businesses and support functions around the needs of its customers. Actions taken to address underlying control deficiencies included strengthening significantly the systems and controls governing LIBOR submissions, and simplifying the retail product offering and sales processes. The conduct risk framework was also further developed, with the embedding of a new Conduct and Regulatory Affairs (C&RA) operating model, and the orientation of C&RA’s assurance coverage and testing towards customer outcomes.

The impact of conduct issues resulted in litigation and conduct costs to the Group remaining high at £1.0 billion in 2014, albeit lower than the £3.4 billion recorded in 2013.

Regulatory risk	Regulatory risk arises from the Group’s regulatory, business or operating environments and from how it responds to them.

The level of regulatory risk remained high as policymakers and regulators continue to strengthen regulations and supervision in response to the events of 2007 and 2008. The Group completed much of the orderly run-down and closure of the US asset-backed product business, this will leave the Group well-placed to implement the ring-fencing requirements in 2019.

Operational risk

Operational risk may arise from a failure to manage operations, transactions and assets appropriately. It may arise from human error, an inability to deliver change on time or adequately, or the unavailability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law.

RBS Group’s transformation plan is material and complex affecting all business areas and functions simultaneously and so has the potential to increase operational risk profile at least in the short term. Significant investments were made to improve technology resilience for core banking services, operating practices and risk management across the three lines of defence. In particular, enhancements were made to cyber security programmes, mitigating a number of vulnerabilities.

Capital adequacy risk	Capital adequacy risk arises from inefficient management of capital resources.

The Group is strongly capitalised with a CET1 ratio of 14.3%. This reflected attributable profit of £1.7 billion and risk reduction and improvements in credit metrics as RWAs decreased overall despite absorbing  the impact of the  implementation of the new Capital Requirements Regulation (CRR) with effect from 1 January 2014.

Liquidity and funding risk

Liquidity and funding risk arise through the maturity transformation role that banks perform. It is exposed to capital adequacy risk if it manages its capital resources inefficiently. Liquidity and funding risk arises from the Group’s day-to-day operations.

Liquidity metrics remained strong reflecting balance sheet and risk reduction as well as growth in UK PBB deposits.
Reputational risk

Reputational risk can arise from the conduct of either the Group as a whole or that of the individuals it employs; from the activities of customers and the countries in which they operate; from the products it offers and the transactions it supports; and from its operations and infrastructure.

The most material threat to the Group’s reputation continued to originate from historical and more recent conduct deficiencies. The  Group has been the subject of investigations and review by a number of regulators, some of which have resulted in fines and public censure.

*unaudited

Financial review  Capital and risk management

Risk type	How the risk arises	2014 overview
Credit risk

The most significant source of credit risk is lending. The Group offers a number of lending products where it has an obligation to provide credit facilities to a customer. A further significant source of credit risk arises from activities in the derivatives and securities financing transaction markets, which result in counterparty credit risk (the risk of financial loss arising from the failure of a customer to meet obligations that vary in value by reference to a market factor). The Group holds some debt securities, and is exposed to credit risk as a result. It is also exposed to credit risk from off-balance sheet products such as trade finance activities and guarantees.

The Group’s credit risk portfolio continued to improve with an overall reduction in exposure, an improvement in credit quality and a material provision release in 2014. These improvements were driven by supportive economic and market conditions in the UK and Ireland, better liquidity and increased collateral values, and also reflected improvements in credit risk measurement. Third party balance sheet exposure after offset decreased £11.3 billion or 6% to £187.9 million primarily reflecting risk reduction and the RCR disposal strategy.

Impairment provisions of £13.9 billion, down £4.1 billion, covered risk elements in lending of £19.8 billion, down £5.2 billion, by 70%. Commercial real estate lending fell by £4.9 billion to £21.0 billion, of which £10.4 billion was in risk elements in lending with a provision coverage of 76%. Favourable market conditions, particularly in Ireland, resulted in net release of £1.2 billion, of which £1.1 billion was in RCR and £0.4 billion in Ulster Bank, partly offset by net impairment charges of £0.2 billion in UK PBB.

Market risk

The majority of the Group’s traded market risk exposure arises in CIB and RCR through transactions in financial instruments including debt securities, loans, deposits and equities, as well as securities financing and derivatives.

The majority of its non-traded market risk exposure arises from retail and commercial banking activities in all franchises from assets and liabilities that are not classified as held for trading.

The Group’s traded market risk profile decreased significantly, with market risk limits being reduced across all businesses, in some instances by 50-60%. Average trading value-at-risk (VaR) decreased significantly during the year to £7.8 million from £17.9 million in 2013, reflecting risk reductions in CIB and RCR, as well as the effect of a more comprehensive economic view of risk from the incorporation of credit and funding valuation adjustments in the VaR calculation. Market risk RWAs also decreased by £3.2 billion to £3.8 billion.

Pension risk

The Group is exposed to pension risk through its defined benefit schemes worldwide and the variations in their value. The largest is The Royal Bank of Scotland Group Pension Fund (‘Main scheme’) and this is the principal source of pension risk. The Main scheme represents around 93% of pension liabilities.

The triennial actuarial funding valuation of the Main scheme was agreed in May 2014 and showed an excess in the value of liabilities over the value of assets of £5.6 billion at 31 March 2013; a ratio of 82%. In 2014, various pension stress-testing initiatives were undertaken, both on internally defined scenarios and those to meet integrated Prudential Regulation Authority and European Banking Authority stress testing requirements.

Country risk

Country risk arises from possible economic or political events in each country to which the Group has exposure, and from unfavourable conditions affecting daily operations in a country.

It has the potential to affect all parts of the Group’s portfolio across wholesale and retail activities that are directly or indirectly linked to the country in question.

The activities of customer businesses, particularly CIB but also Ulster Bank, expose the Group to country risk.

The Group maintained a cautious stance as many clients continued to reduce debt levels. Total Irish net balance sheet exposure decreased by £3.6 billion or 15% to £20.8 billion.

*unaudited

Financial review  Capital and risk management

Risk type	How the risk arises	2014 overview
Business risk

Business risk exists at all levels of the organisation and is generated at the transaction level. It is affected by other risks RBS Group faces, which could contribute to any adverse changes in the bank’s revenues or costs.

RBS Group reduced its business risk profile as it curtailed riskier activities in CIB, made disposals through RCR, and announced an intensified cost management programme.
Strategic risk

Strategic risk arises from strategic decisions that fail to reflect the operating environment, or which do not take adequate account of execution challenges. These include decisions related to RBS Group products and services which have implications for profitability, risk, the customer base, and for business growth.

In early 2014, RBS Group announced the results of a strategic review with a defined plan to shift the business mix towards the UK and the retail and commercial banking segments, with the aim of a lower risk profile. The year saw good progress, with results in general exceeding targets and run-down or sell-off of non-core assets ahead of schedule. Capital ratios increased considerably, a significant step towards targeted levels of financial strength which, when attained, will provide RBS Group with more strategic options. However, RBS Group continued to work through the impact of tougher regulatory regime on banks.

*unaudited

Financial review  Capital and risk management

Top and emerging risk scenarios

As part of the risk management process, top and emerging risk scenarios are identified and monitored. These are events that, should they materialise, would lead to a significant unexpected negative outcome, thereby causing RBS Group as a whole, or a particular business, to fail to meet one or more strategic objectives. In assessing the potential impact of risk materialisation, both financial and reputational considerations are taken into account.

Management is concerned with a range of risk scenarios, but some have attracted particular attention from senior management during the past year. These were grouped into three broad categories:

•          Macro-economic risks and other external risks;

•          Regulatory and legal risks; and

•          Risks related to operations.

Further information on these and other risks facing the Group is detailed in Risk factors on page 239.

The top and emerging risks were as follows:

Macro-economic and other external risks

(i) Risks related to the macro-economy

The Group remains vulnerable to changes in the external economic environment. Among other scenarios, the following could have a material negative impact: a recession in the UK in any of our other major markets; a resumption of the eurozone crisis (including a worsening of the situation in Greece); global deflation; large house price falls in the UK; and major geopolitical instability.

Impact

The ability to hit strategic targets could be reduced owing to multiple effects, including lower-than-expected revenues, increases in impairments and a material deterioration in key prudential metrics. Exiting non-strategic businesses or portfolios could be disrupted by market volatility.

Mitigants

The Group has improved its capital liquidity and leverage ratios. A number of higher risk portfolios have been exited or reduced. Stress testing is used to inform strategic planning.

(ii) The effect of the run-up to, and the result of, the UK general election on performance and strategy

Political party statements suggest that the election outcome will affect matters that are material to the Group’s strategy, including banking levy rates, banking sector competition and remuneration, the approach to sale of the public stake in RBS Group, and the UK’s position in the EU. Of note is the potential for a referendum on the UK’s membership of the EU during the next parliament, which would increase macro-economic and operational uncertainty.

Impact

Achievement of strategic objectives in general, more specifically its ability to generate income and retain high quality personnel, and its strategy, structure and attractiveness to investors, may all be affected to varying degrees in a range of election-related scenarios.

Mitigants

The Group actively monitors, and considers responses to, varying UK election outcomes to ensure that it is well prepared for all eventualities.

Regulatory and legal risks

(i) Risks to income, costs and business models arising from existing and future regulatory requirements or decisions

The Group faces potentially sustained increases in regulatory capital needs, but also faces risks related to regulatory intervention that affect its business models. These include: the results of a review of the personal current account and small business banking markets; Independent Commission on Banking ring fencing proposals and US Intermediate Holding Company requirements; and Risk Data Aggregation and Reporting.

Impact

The Group risks increased capital requirements, reduced income or raised costs due to business model changes and fines, remediation costs or legal action if it fails to comply with regulatory requirements. Its reputation may also suffer.

Mitigants

The Group considers proposed or potential regulatory requirements in strategic and financial planning rounds and plans accordingly.

(ii) Risks to income, costs and business models arising from existing and future regulatory requirements specifically related to conduct

The Group continues to manage issues related to its past business conduct. Remediation costs for some of these could remain high, while the impact of outcomes of other reviews remains uncertain. Moreover, it faces ongoing scrutiny of its business conduct, particularly towards retail customers, and of its ability to embed a strong appreciation of risk and good conduct across the Group.

Impact

The Group risks fines, remediation costs, legal action and reputational damage, but also lower income or higher expenses due to business model changes.

Mitigants

The Group continues to work to deal with past conduct breaches. Major programmes are in place to ensure that future conduct meets the expectations of external stakeholders and to ensure that a strong and pervasive risk culture is embedded throughout the Group.

*unaudited

Financial review  Capital and risk management

Risk related to operations

(i) Increased losses arising from a failure to execute successfully major projects

RBS Group has a number of transformational, execution and IT development projects under way, the successful conclusion of which are essential to meet new regulatory and strategic requirements. These new requirements affect its organisational structure, its business strategies, its information technology systems, its operational processes and its product offerings. Given the number, scale and complexity of these projects, there is a risk that it will not complete them successfully.

Impact

Failure to complete these projects successfully would affect the Group’s ability to achieve its strategic objectives. It may also incur regulatory fines, lose market share and suffer damage to its reputation.

Mitigants

RBS Group is working to implement change in line with its project plans while assessing the risks to implementation and taking steps to mitigate those risks where possible.

(ii) An increase in RBS Group’s obligations to support pension schemes

RBS Group has established various pension schemes for its employees as a result of which it has incurred certain obligations as sponsor of these schemes. If economic growth stagnates and interest rates remain low as a result, the value of pension scheme assets may not be adequate to fund the pension scheme’s liabilities. All of the businesses are exposed to this risk.

Impact

The Group’s pension schemes’ combined deficit had risen by £2.1 billion at the most recent valuation, requiring the Group to set aside additional capital in support. Additional capital required if the deficit widened further would depend on the size of the deficit, the efficacy of management actions undertaken to address it, and the regulatory view of those actions.

The RBS Group increased its cash contributions to the schemes to address the increased deficit. Similarly, additional contributions required if the deficit widened further would depend on the size of the deficit. The Group undertakes a number of stress tests and scenario analyses on its material defined benefit pension schemes each year as part of its risk measurement framework.

Mitigants

The trustee is responsible for the investment of the Main scheme’s assets, which are held separately from RBS Group’s own assets. To restrict liability increases, defined benefit pension schemes are closed to new members and terms for existing members have been altered. Deficit-closing payments are spread over ten years to reduce the strain on income.

(iii) Impaired performance due to an inability to recruit or retain suitable staff

RBS Group is undergoing significant organisational change, the result of a need to implement new business strategies and respond to a changing external environment. The pace of change, coupled with the associated uncertainty may cause experienced staff members to leave and prospective staff members not to join. Although these risks concern all customer businesses, they particularly affect CIB.

Impact

If it cannot retain or attract the necessary staff members, the Group may be unable to implement its business strategies or meet regulatory requirements on time, or at all. It may also experience control failures. Its reputation may suffer as a result.

Mitigants

RBS Group has communicated expected changes in its organisational structure to members of staff, implementing plans aimed at minimising unexpected staff losses. It is also working to develop and implement an enhanced recruitment strategy.

(iv) Increased losses arising from cyber attacks

The Group has experienced cyber attacks, which are increasing in frequency and severity across the industry. This risk affects all customer businesses.

Impact

A successful cyber attack could lead to fraudulent activity or the loss of customer data. The Group could experience significant losses as a result of the need to reimburse customers, pay fines or both. Further, a successful cyber attack could cause significant damage to its reputation.

Mitigants

RBS Group has participated in an industry-wide cyber attack simulation. It has also initiated a large-scale programme to improve controls over user access. It has reviewed its websites and taken steps to rationalise them, put additional anti-virus protections in place and taken steps to educate staff on information protection.

(v) Increased losses arising from the failure of information technology systems

The information technology systems are complex and at risk of disruption. Recovering from failure can be challenging.

Impact

A failure of information technology systems could lead to an inability to process transactions or provide services to its customers. Should a failure not be rectified promptly, it might lose funding, be subject to fines, incur remediation costs or face legal action. Its reputation might also suffer.

Mitigants

A major investment programme has significantly improved the resilience of the systems and more benefits are expected. It has improved back-up system sustainability and created a ‘shadow bank’ able to provide basic services if needed. It is also improving the documentation of critical business functions.

*unaudited

Financial review  Capital and risk management

Risk governance
26	Governance structure
26	Three lines of defence

Financial review  Capital and risk management

Risk governance*

Governance structure

RBS Group is committed to achieving the highest standards of corporate governance in every aspect of its business, including risk management. A key aspect of the RBS Group Board’s responsibility as the main decision-making body is the setting of risk appetite (refer to page 28 for more information on risk appetite) to ensure that the levels of risk RBS Group is willing to accept in the attainment of its strategic business and financial objectives are clearly understood. The RBS Group Board delegates authority for risk management to specific committees.

Three lines of defence

The three lines of defence model is used industry-wide for the management of risk. It provides a clear set of principles by which to implement a cohesive operating model, one that defines accountabilities and responsibilities for managing risk across the organisation.

First line of defence - Management and supervision

The first line of defence includes customer franchises, Technology and Operations and support functions such as HR and Communications. Responsibilities include:

•         Owning, managing and supervising, within a defined risk appetite, the risks which exist in the business area.

•         Ensuring appropriate controls are in place to mitigate risk: balancing control, cost, customer service and competitive advantage.

•         Ensuring that the culture of the business supports balanced risk decisions and compliance with policy, laws and regulations.

•         Ensuring that the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence - Oversight and control

The second line of defence includes RBS Group Risk Management and Conduct and Regulatory Affairs.

Responsibilities include:

•         Owning and developing the risk and control policies, limits and tools for the business to use to discharge its responsibilities.

•         Overseeing and challenging the management of risks and controls.

•         Leading the design, development and communication of the bank's risk culture and appetite.

•         Analysing the aggregate risk profile and ensuring that risks are being managed to the desired level (risk appetite).

•         Providing expert support and advice to the business on risk management.

•         Providing senior executives with relevant management information and reports and escalating concerns where appropriate.

•         Undertaking assurance.

Third line of defence - Internal Audit

Responsibilities include:

•         Providing assurance on the key risks to the organisation by assessing the entire control framework.

•         Holding RBS Group Risk Management accountable for establishing an appropriate risk management framework.

*unaudited

Financial review  Capital and risk management

Risk appetite and culture
28	Risk appetite
28	Strategic risk objectives
29	Risk appetite measures
30	Culture, values and remuneration

Financial review  Capital and risk management

Risk appetite and culture*

Risk appetite

Risk appetite is both a key business tool and an integral part of risk management. It is aligned with RBS Group’s strategic objectives, aiming to strike an optimal balance between building a sustainable risk profile and creating long-term value for customers, investors and wider stakeholders. The risk appetite framework seeks to ensure that each business can withstand significant deteriorations in economic and market conditions.

The RBS Group Board reviews and approves the risk appetite framework and targets annually, which establishes the level and types of risks RBS Group is able and willing to take in order to meet its:

•         Strategic objectives - The strategic plan is built on the core foundations of serving customers well, building a sustainable risk profile and creating long-term value for its shareholders; and

•         Wider obligations to stakeholders - If RBS Group is safe and sound and puts serving customers at the heart of its thinking, it will also perform well for its owners, employees, regulators and communities.

Risk appetite is cascaded and embedded across RBS Group. The risk appetite framework provides each business with a greater understanding of acceptable risk levels, aligning commercial strategies with the most effective use of financial resources, such as capital and funding. The risk appetite framework allows RBS Group to focus on its key business strengths and competitive advantages over the long term.

Strategic risk objectives

Risk management plays an integral role in the delivery of strategic goals. The implementation of a stronger and more effective culture of risk management and control provides the platform necessary to address vulnerabilities, rebuild on core strengths and position RBS Group on a sustainable and profitable path for future growth.

Financial strength and resilience are at the heart of the strategic plan. RBS Group has defined this level of robustness as that which is capable of achieving and sustaining a standalone credit rating (i.e. without government support) that is in line with those of its strongest international peers.

Given this central aim, the RBS Group Board has set out four key strategic objectives, aligned with the strategic plan:

•         Maintain capital adequacy.  To ensure there is sufficient capital resources to meet regulatory requirements and to cover the potential for unexpected losses in its asset portfolio.

•         Deliver stable earnings growth. To ensure that strategic growth is based around a longer-term risk-versus reward consideration, with significantly lower volatility in underlying profitability than was seen during the financial crisis.

•         Ensure stable and efficient access to funding and liquidity. To ensure that there is sufficient funding to meet its obligations, taking account of the constraint that some forms of funding may not be available when they are most needed.

•         Maintain stakeholder confidence.  To ensure that stakeholders have confidence in RBS Group’s ability to attain its strategic objectives and establish and maintain an appropriate business culture and operational controls.

Each objective is essential in its own right, but also mutually supportive of the others. The strategic risk objectives are the bridge between the RBS Group-wide business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business franchises on a day-to-day basis.

*unaudited

Financial review  Capital and risk management

Risk appetite measures

Risk appetite starts with the strategic goals and risk philosophy set by the RBS Group Board and is cascaded through key targets, limits and risk tolerances that influence decision making at all levels.

The risk appetite framework is based on four main pillars:

•         Business and financial targets - RBS Group has set long-term targets for capital ratio, leverage ratio, loan:deposit ratio, the return on tangible equity and cost:income ratio. These are the broad boundaries within which it operates.

•         Quantitative risk appetite targets - Risk appetite is also aligned with potential risk exposures and vulnerabilities under severe but plausible stress conditions. Quantitative targets, to be met under stress conditions, are set around the strategic risk objectives for maintaining capital adequacy, delivering stable earnings growth and ensuring stable and efficient access to funding and liquidity.

•         Qualitative risk appetite targets - The fourth strategic risk objective of maintaining stakeholder confidence covers qualitative aspects relating to the culture of risk management and controls and meeting stakeholder expectations. Stakeholders include customers, employees, investors, societies and communities.

•         Risk control frameworks and limits - Risk control frameworks set detailed tolerances and limits for material risk types (e.g. credit risk and market risk) that are used to manage risk on a day-to-day basis. These limits support and are required to be consistent with the high-level risk appetite targets.

The framework is supported by a programme of communication, engagement and training rolled out across RBS Group to embed a wide understanding of the purpose and value of an effective risk appetite.

Risk appetite supports value creation in a safe, sustainable way. It is embedded within the annual planning and budgeting process. The risk implications of business strategies are assessed to ensure that those strategies will not cause RBS Group to exceed agreed risk appetite. A range of different but complementary tools has been developed to measure whether strategic plans are consistent with risk appetite, to test broader ‘what if’ questions and to assess the impact of changes in key assumptions:

•         Stress testing - assesses how earnings, capital and funding positions change under an unfavourable, yet plausible, scenario. Stress scenarios can differ by theme, geographical location or severity.

•         Economic capital - provides complementary insights, with a breadth of understanding of risk profile changes and ‘tail risks’ across millions of different modelled scenarios.

•         Sensitivity analysis - provides ‘ready reckoners’ around changes in key variables. It offers a high-level view on questions such as ‘what if gross domestic product worsened by a further 1%’, identifying certain tipping points where the bank’s risk profile moves outside appetite.

Effective processes for reporting the results have also been developed, presenting the RBS Group Board and senior management with a more holistic and dynamic view of key risk exposures.

Risk appetite statements

Risk appetite is set at RBS Group wide level then cascaded and embedded across all business areas. Each franchise is required to develop, own and manage a risk appetite statement aligned with the bank’s risk appetite that:

•         Covers the limits and tolerances in place for  all identified material risks; and

•         Enables each business to understand its acceptable levels of risk.

By setting a clear risk appetite and embedding a strong risk culture throughout its businesses, RBS Group can identify, measure and control risk exposures and respond effectively to shocks. Each franchise is responsible for ensuring its strategic plans are consistent with its approved risk appetite.

Risk control frameworks and limits

Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite targets in day-to-day risk management decisions. The risk control frameworks manage risk by expressing a clear tolerance for material risk types that is aligned to business activities.

*unaudited

Financial review  Capital and risk management

The Group Policy Framework directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in RBS Group’s risk control and governance. Its integrated approach is designed to ensure that an appropriate standard of control is set for each of the material risks it faces, with an effective assurance process put in place to monitor and report on performance. Risk appetite has its own policy standard within the Group Policy Framework. This standard sets out clear roles and responsibilities to set, measure, cascade and report performance against risk appetite, and provides assurances that business is being conducted within approved risk limits and tolerances.

Culture, values and remuneration

Objectives for risk culture

The establishment of a strong risk culture is essential to the realisation of RBS Group’s ambition to build “a truly customer-centric bank”. A strong risk culture is a key part of ensuring risk appetite is effectively embedded across RBS Group. The link between risk appetite and strategic objectives encourages people at all levels of the business to think about risk, how they identify it and how they manage it. It incorporates the quantitative and qualitative aspects of risk and uses both absolute and relative risk measures.

Risk culture policies

A core principle behind the development of the risk appetite framework is that risk appetite contributes to a strong risk management culture, in which risk is clearly and meaningfully aligned with business behaviours and outcomes. RBS Group’s values - of “serving customers”, “working together”, “doing the right thing” and “thinking long term” - act as a clear starting point for a strong and effective risk culture. A wide range of communication and engagement activities (detailed below) has been undertaken to discuss the meaning of each value with employees and how they affect and guide day-to-day activities.

The embedding of RBS Group’s values into a strong risk culture is supported by a revised and more focused Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These business principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of business principles facilitates sound decision making and a clear focus on good customer outcomes in ‘the moments that matter’. It is aligned with the people management and remuneration processes to support a positive and strong risk culture through appropriate incentive structures.

A simple decision-making guide (called the “YES check”) has been included in the Code of Conduct. It is a simple, intuitive set of five questions, designed to ensure the values guide day-to-day decisions:

•         Does what I am doing keep our customers and RBS safe and secure?

•         Would customers and colleagues say I am acting with integrity?

•         Am I happy with how this would be perceived on the outside?

•         Is what I am doing meeting the standards of conduct required?

•         In five years’ time would others see this as a good way to work?

Each question is a prompt to think about the situation and how it fits with RBS Group’s values. It ensures that employees can think through decisions that do not have a clear answer, guiding the judgements behind their decisions and actions.

Training

Across the risk management function, a series of events and activities have been undertaken to bring alive the bank’s values and culture for employees. This is supported by performance management processes that hold individuals to account for poor behaviour and reward the behaviour that supports the bank’s purpose, vision and values.

RBS Group Risk Management runs a Risk Academy which helps to train staff and to spread a common risk culture across the bank. Training plans are aligned with Risk function strategy to ensure staff have the skills and capabilities to support business and to meet changing regulatory and policy requirements.

Risk-based key performance indicators

RBS Group-wide remuneration policy requires remuneration to be aligned with, and to support, effective risk management. The policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the UK Remuneration Code.

*unaudited

Financial review  Capital and risk management

Conduct risk
32	Definition
32	Sources of risk
32	Governance
32	Controls and assurance
32	Risk appetite
33	Risk monitoring and measurement

Financial review  Capital and risk management

Conduct risk*

Definition

Conduct risk is the risk that the behaviour of RBS Group and its staff towards customers, or in the markets in which it operates, leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both. The damage or loss may be the result of breaches of regulatory rules or laws, or of failing to meet customers’ or regulators’ expectations.

Sources of risk

Conduct risk exists across all stages of RBS Group’s relationships with its customers, from the development of its business strategies, through governance arrangements, to post-sales processes. Activities through which conduct risk may arise are diverse and include product design, marketing and sales, complaint handling, staff training, and handling of confidential and non-public price sensitive information. Conduct risk also exists if RBS Group does not take effective action to prevent fraud, bribery and money laundering.

Governance

Effective conduct risk management is a commercial imperative for the bank: customers, clients and counterparties demand it as a precursor to building trust. It also reflects the developing regulatory environment in the UK, as well as the increasing focus of overseas regulators on conduct risk.

Conduct & Regulatory Affairs (C&RA) is responsible for defining appropriate standards of conduct, and for designing the framework for managing conduct risk, driving adherence, and overseeing remediation activity. It also provides appropriate controls, challenge and oversight to ensure good customer outcomes. In so doing, C&RA acts as a second line of defence control function.

Key elements of the governance structure are set out below:

•         The C&RA Executive Committee considers emerging issues material to the C&RA strategy, and implements Board and Executive Committee risk management policy decisions; and

•         The Financial Crime Accountable Executive Committee (accountable to the Executive Risk Forum) ensures that the customer businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively.

Controls and assurance

Under the RBS Group Policy Framework, C&RA owns 26 conduct risk policies, grouped under employee, corporate and market conduct, and; and conduct towards customers. Each policy is designed to provide both high-level direction and RBS Group-wide requirements. The policies and chapters are designed to ensure RBS Group meets its regulatory obligations; and to provide the necessary clarity for staff on their conduct obligations.

Assurance and monitoring activities are essential to help measure the extent to which RBS Group manages its delivery of specific customer outcomes. During 2014, in addition to the provision of risk-based assurance over key conduct, financial crime, systems and infrastructure topics, the C&RA assurance function provided RBS Group-wide assurance in support of Financial Conduct Authority (FCA) attestations, principally those relating to complaints and anti-money laundering (AML). Assurance activities are pre-emptive in highlighting conduct issues and influencing the business to re-consider the impact of their approach; and are flexible so as to achieve the right customer outcomes.

Risk assessments are used to identify material conduct risks and key controls across all business areas. The risk assessment process is designed to confirm that risks are effectively managed and prioritised and controls are tested to verify that they operate effectively.

Scenario analysis is used to assess the impacts of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect the Group’s financial performance or reputation and are an important component in the operational risk framework and capital model.

Risk appetite

RBS Group has articulated a customer-focused vision to be the leading UK bank for trust, customer service and advocacy by 2020. In line with this, C&RA has evolved from focusing on policy compliance towards considering the wider business implications of placing customers at the heart of the business.

A conduct risk appetite framework is being developed to ensure that RBS Group’s risk profile is based on its strategic risk objectives, with quantitative targets supplemented by qualitative criteria focused on attaining good customer outcomes, upholding market integrity, meeting stakeholder expectations and promoting a strong risk culture. Work to refine and embed the risk appetite framework and associated control processes continues in 2015.

*unaudited

Financial review  Capital and risk management

Risk monitoring and measurement

C&RA works closely with the customer facing businesses to assess business models, strategy and products and influence better outcomes for customers.

RBS Group’s senior Boards and committees receive updates on conduct risk exposures and action plans through monthly C&RA initiated reporting. The reporting has been enhanced to be more focused, forward-looking and action-oriented.

An annual Money Laundering Reporting Officer’s Report is submitted to the RBS Group Board and the FCA. Covering the operation and effectiveness of the systems and controls in place to comply with Anti-Money Laundering law and regulation, it also describes RBS Group’s AML framework. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions as well as embargoes and export controls imposed by the UN, governments and other supranational bodies.

The RBS Group Audit Committee is provided with an annual Whistleblowing Update Report. It details cases by internal reporting categories based on the Public Interest Disclosure Act (1998) category, identifies underlying causal and subject trends, and highlights the outcome of investigations and actions taken.

C&RA is working with the business franchises to define the data required to ensure appropriate customer outcomes are delivered and are compliant with the Basel Committee on Banking Supervision principles for effective risk data aggregation and risk reporting. RBS Group ability to aggregate, analyse and report conduct risk internally is being enhanced so it can assess the effectiveness of mitigating actions.

*unaudited

Financial review  Capital and risk management

Operational risk
35	Definition
35	Sources of risk
35	Risk governance
35	Controls and assurance
35	Risk appetite
35	Risk identification and assessment
36	Risk mitigation
36	Risk monitoring
36	Risk measurement

Financial review  Capital and risk management

Operational risk*

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risks may have a direct customer or reputational impact (for example, a major IT systems failure or fraudulent activity) or both. Operational risk failures may also have a link with conduct risk as evidenced by customer complaints made in connection with Payment Protection Insurance.

Sources of risk

Operational risk may arise from a failure to manage operations, transactions and assets appropriately. It may arise from forms of human error, an inability to deliver change on time or adequately, or the unavailability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law.

Risk governance

A strong operational risk management function is vital to support RBS Group’s profitability. Better management of operational risk directly supports RBS Group’s strategic objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The operational risk function, an independent second line of defence, plays a leadership role and seeks to achieve a robust risk management framework and culture across the bank. The Director of Operational Risk, Support Functions and Divested Businesses, who leads the function, reports to the Chief Risk Officer.

The operational risk function is responsible for the design and maintenance of the operational risk management framework. The Operational Risk Policy and associated standards are incorporated in the RBS Group Policy Framework and provide direction for the consistent identification, assessment, management, monitoring and reporting of operational risk.

The Operational Risk Executive Committee (OREC), which is a sub-committee of the Executive Risk Forum, acts on all operational risk matters. This includes reviewing the exposure against risk appetite; identifying and assessing material operational risks, encompassing current and emerging material risks; reviewing and monitoring the operational risk profile; and reviewing and approving material policy changes.

Controls and assurance

Control Environment Certification (CEC) is used to review and assess the internal control framework. Members of the senior management team are required to provide a bi-annual assessment of the robustness of the internal control environment including:

•         Compliance with the requirements of the UK Corporate Governance Code;

•         Appropriateness of the risk frameworks and governance structures of each customer-facing business and support function to help ensure RBS Group operates within risk appetite;

•         Adequacy of reporting on the material risks for the business against appetite; and

•         Action plans to mitigate those risks outside of appetite.

CEC outcomes are reported to the RBS Group Board, the RBS Group Audit Committee and the RBS Group Board Risk Committee, and are shared with external auditors.

Risk appetite

The objective of operational risk management is not to remove operational risk altogether, but to manage it to an acceptable level, taking into account the customer journey and the cost of minimising the risk against the resultant reduction in exposure. Strategies to manage operational risk include avoiding undertaking a particular type of activity or operating in a particular market; transferring the risk to a third party; accepting the risk as a cost of doing business; or mitigating the risk by implementing controls.

Operational risk appetite measures and frameworks are reviewed annually by the Executive Risk Forum (ERF). The operational risk appetite statement comprises a number of specific measures of risk, including operational risk capital adequacy and earnings volatility based on the relationship between operational risk losses and the bank’s estimated gross income. It also includes metrics covering control environment performance. To confirm that RBS Group operates within the set risk appetite, the high-level statement is aligned with strategic risk objectives.

Operational risk appetite measures will be further refined in 2015, with particular focus on developing an integrated operational risk appetite framework which will be used to translate high-level objectives into achievable risk appetite measures across RBS Group.

Risk identification and assessment

Risk assessments are used to identify and assess material operational risks and key controls across all business areas. To provide a consistent categorisation of risks and controls across RBS Group and to support identification of risk concentrations, all risks and controls are mapped to the risk taxonomy and the control catalogue. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested frequently to verify that they remain fit for purpose and operate effectively. Risk assessments are typically commenced in a workshop, bringing together subject matter experts and key stakeholders from across the bank. Financial and non-financial risk impacts are captured and a risk appetite decision is made.

*unaudited

Financial review  Capital and risk management

In 2014 there was a continued focus on implementing and embedding risk assessments across the bank. This included the strengthening of links between risk assessments and other elements of the operational risk framework. In 2015, the risk framework will be further enhanced by the introduction of end-to-end risk assessments which will help provide a fuller understanding of the risk profile of the bank’s key services and products.

The New Product Risk Assessment (NPRA) process aims to ensure that the risks represented by new products (and material variations to existing products) are identified and assessed before launch. There is now a requirement to demonstrate that all products provide fair outcomes to customers. Further enhancements to the NPRA process are under review and are expected to be introduced in 2015.

Risk mitigation

Risks are mitigated by a suite of regularly assessed controls but, where the residual exposure is outside of risk appetite, the relevant customer business must decide how to reduce it. This is carried out in accordance with the operational risk management process, the objective of which is the adoption of a consistent approach to the management of issues and actions to mitigate risks outside appetite. The process continues to be enhanced, with analysis of common issues on an aggregated basis across the bank, to identify emerging trends and to make improvements to the quality of data.

RBS Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements.

Risk monitoring

Monitoring and reporting are part of RBS Group’s operational risk management processes, which aim to ensure that risks and issues are identified, escalated and managed quickly. Emerging risks, and actions taken to mitigate them, are discussed at OREC. These are reported to the Board and the ERF. Exposures specific to each business are communicated through monthly risk and control reports that are discussed at business risk committees.

Risk measurement

Scenario analysis is used to assess the impact of extreme but plausible operational risks and is a key input to the capital model. It provides a forward-looking basis for managing risk exposures, with a structured and consistent approach to scenario scoping and measurement. Coupled with internal and external loss data, it has a major impact on the estimated capital requirements. Scenarios, along with internal and external loss data, are a key input into the capital model and influence the capital required significantly.

Scenarios are run in their own dedicated workshops, bringing business and risk and control experts together, thereby providing management with a deeper understanding of risk exposures.

RBS Group further refined its approach to assessing the impact of the economic cycle on its operational risk losses by assessing the impact of the Prudential Regulation Authority’s published Anchor 6 scenario. This describes the impact of a series of country-specific shocks on levels of operational risk losses, and also capital adequacy requirements for operational risk.

The impact of the Prudential Regulation Authority’s Anchor 6 scenario on operational risk capital, as calculated under the standardised approach, was also projected based on the outputs of the bank’s stress-testing exercises. Operational risk impacts are also assessed based on additional economic stress scenarios developed internally. This is used as part of the overall stress input to capital planning and internal capital adequacy assessment process (ICAAP).

Operational risk is measured utilising an economic Capital model. This model is also included within the ICAAP assessment to ensure that capital requirements are appropriately calculated using internal loss, external loss and scenario data. As a true risk sensitive measurement, this model is being rolled out across RBS Group to ensure better information is available to businesses to help manage their risk profile.

Event and loss data management

The event and loss data management process aims to ensure compliance with standard requirements for the management of operational risk events and the capture of loss data. It also entails reporting operational risk events that meet defined threshold criteria to senior management. RBS Group has continued to focus on the timely and accurate capture of operational risk losses; the use of a single RBS Group-wide repository of operational risk events; and the escalation of material operational risk events.

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2014 may relate to events that occurred, or were identified in, prior years.

Capital

NatWest Group calculates the Pillar 1 capital requirement for operational risk using the standardised approach. For 2014, the minimum Pillar 1 capital requirement was £0.9 billion (2013 - £1.0 billion).

*unaudited

Financial review  Capital and risk management

Regulatory risk
38	Definition
38	Sources of risk
38	Governance
38	Risk appetite
38	Risk monitoring and measurement
38	Risk mitigation

Financial review  Capital and risk management

Regulatory risk*

Definition

Regulatory risk is the risk of material loss or liability, legal or regulatory sanctions, or reputational damage, resulting from the failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, in any location in which RBS Group operates.

Sources of risk

Regulatory risk arises from the regulatory, business or operating environment and from RBS Group’s response to it.

Governance

C&RA maintains well-established policies and supporting processes to ensure timely identification of, and effective responses to, changes in official requirements affecting the bank. C&RA also maintains a structured and open engagement with regulators. That engagement underpins a range of other policies and processes that address on-going compliance with regulatory obligations (refer to the section on Conduct risk on page 31 for further information).

To help manage the risks, the Mandatory Change Advisory Committee (MCAC), chaired by C&RA, was established. The MCAC reports to the Bank-Wide Investment Committee, and comprises representatives of the bank’s customer businesses and functions. The MCAC acts as the ‘reception committee’ for reviewing externally mandated changes that may affect RBS Group and recommending appropriate responses, including the timely mobilisation of change implementation activities. In doing so, it agrees business or function owners of individual risks; and commissions and reviews impact assessments from customer businesses and functions.

RBS Board and Executive Committee oversight of changes to regulatory requirements is supported by the MCAC.

C&RA’s Regulatory Developments team maintains and develops RBS Group Political, Legislative and Regulatory Environment Policy and supporting documents, together with associated processes, tools and governance. It also oversees the regulatory developments operating framework, to ensure it meets the needs of all businesses and functions, and maintains the Relationships with Regulators Policy.

Risk appetite

RBS Group believes that maintaining a strong regulatory risk framework is fundamental to ensuring sustainable growth, rebuilding its reputation and maintaining stakeholder confidence. Accordingly, its stated regulatory risk and compliance risk appetite is for no material or widespread breaches of rules, expectations, regulations or laws, individually or in aggregate. However, it also recognises that genuine errors occur, and so it accepts limited, non-material regulatory risk and subsequent loss.

Risk monitoring and measurement

C&RA ensures appropriate reporting of all material regulatory reviews and other regulatory developments worldwide to the appropriate bank-wide committees, including the RBS Group Board, the RBS Group Audit Committee, and the Board Risk Committee. Half-yearly reporting to the RBS Group Audit Committee also captures all material investigations and tracks the status of, and trends in, key regulatory relationships.

The level of regulatory risk remained high during 2014, as policymakers and regulators continued to strengthen regulation and supervision in response to the events of 2007 and 2008. This resulted in high levels of interaction between RBS Group and supervisory authorities through meetings, requests for information, visits and investigations, as well as in policy developments and proposals for new rules.

Risk mitigation

C&RA also communicates information on regulatory developments and follow-up engagement with customer-facing businesses and functions, helping them identify and execute any required mitigating changes to strategy or business models. The key regulatory policies are reviewed annually.

Early identification and effective management of changes in legislation and regulation, as well as other requirements, is critical to the successful mitigation of regulatory risk. All regulatory and compliance changes are managed to ensure timely compliance readiness. Those changes assessed as having a ‘high’ or ‘medium-high’ impact are managed especially closely, with the aim of mitigating the impact through, for instance, changes to strategy or business activities, or external engagement.

*unaudited

Financial review  Capital and risk management

Reputational risk
40	Definition
40	Sources of risk
40	Governance
40	Risk appetite
40	Risk monitoring and measurement
40	Risk mitigation

Financial review  Capital and risk management

Reputational risk*

Definition

Reputational risk is the risk to NatWest Group’s public image owing to a failure to meet stakeholders’ expectations in relation to performance, conduct and business profile. Stakeholders include customers, investors, employees, suppliers, government, regulators, special interest and consumer groups, media and the general public.

Sources of risk

Reputational risk can arise from the conduct of either NatWest Group as a whole or that of the individuals it employs; from the activities of customers and the countries in which they operate; from the products the Group offers and the transactions it supports; and from its operations and infrastructure.

Governance

Managing reputational risk is taken very seriously, with Board-level oversight reinforced by a Reputational Risk Policy, and by governance frameworks across business franchises.

The RBS Group Board and RBS Group Executive Committee have the ultimate responsibility for managing NatWest Group’s reputation although all staff have some responsibility. The Board has set NatWest’s Purpose, Vision and Values, which outline the objective, which is “to be trusted, respected and valued by our customers, shareholders and communities”. Refer to the Risk governance section on page 25.

The Sustainable Banking Committee is responsible for overseeing and challenging how management is addressing sustainable banking and reputation issues including risk appetite for environmental, social and ethical (ESE) issues.

The Group Board’s oversight of reputational issues is supported by the senior RBS Group-wide Reputational Risk Forum (RRF) which opines on cases that represent a material reputational risk to the whole organisation. The RRF, which has delegated authority from the Executive Risk Forum, also acts as a central forum to review thematic issues and risk appetite positions. Business franchises also have in place reputational risk approval fora to deliberate on customers, transactions, products or issues that may present a reputational risk for their businesses.

Risk appetite

The Reputational and Environmental, Social and Ethical (ESE) Risk management team assists business franchises, as well as other control functions, to articulate risk appetite to manage reputational risk. Risk appetite positions for certain issues or markets, for example tax or money remitters, are developed through conducting research on legislation, regulation and potential reputational risk factors, undertaking peer analysis and engaging with internal and external stakeholders to discuss the issues. The risk appetite positions classify risks associated with a particular area into Normal, Sensitive and Prohibited. Customers or transactions designated Sensitive require enhanced due diligence and escalation to a reputational risk forum or individual while those rated Normal can be approved by the business without additional escalation. The team also helps set risk appetite to manage reputational risk related to business engagements and customer relationships in some sensitive industry sectors, such as mining and defence, through the ESE policy framework.

A Reputational Risk Policy has also been developed to help employees, businesses and functions effectively identify, assess and manage issues that potentially represent a reputational risk. In addition, other policies, such as those related to conduct, address key sources of reputational risk. These policies are implemented in accordance with the Policy Framework through business and functional policy standard owners. The effectiveness of these policies within each franchise is reported on through the Control Environment Certification process (Refer to the Operational risk section on page 34). Reputational aspects also form a core part of the RBS Group conduct risk framework, with a series of enhanced policies developed in line with conduct risk appetite.

Risk monitoring and measurement

Emerging reputational issues are identified by the business and relevant teams, including RBS Group’s Sustainability and Enterprise Wide Risk team, which assess new and emerging business, sector and country risks. The Risk Management Monthly Report, provided to the Executive Committee and BRC, may also discuss reputational risks facing the Group, and the annual Sustainability Report covers progress on sustainability principles.

ESE ratings of customers and transactions are captured and analysed  centrally by the Reputational and ESE Risk Team.

Risk mitigation

Reputational risk is mitigated through governance frameworks and training of staff to ensure early identification, assessment and escalation of customers, transactions or products with potential reputational risk, if appropriate. This includes creating appropriate fora, for example reputational risk committees or individual reputational risk approvers.

Also important is the setting of clear reputational risk appetite criteria, ensuring higher risk cases are escalated for senior level approval. Effective communication channels and incident response planning also ensure that cases that result in reputational impact are appropriately managed, for example by declining or exiting business or by ensuring incident management plans are implemented to manage the impact of negative media coverage.

*unaudited

Financial review  Capital and risk management

Capital management
42	Definition
42	Capital strategy
42	Overview
42	Regulatory capital developments
42	Governance
43	Assessing, monitoring and maintaining adequate capital
44	Risk identification and material integrated risk assessment (MIRA)
44	Stress testing
44	Capital planning
45	Future regulatory developments
46	Other developments
47	Measurement

Financial review  Capital and risk management

Capital management*

Definition

The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite. The appropriate level of capital is determined based on the dual aims of: (i) meeting minimum regulatory capital requirements; and (ii) ensuring the Group maintains sufficient capital to uphold customer, investor and rating agency confidence in the organisation, thereby supporting its business franchises and funding capacity.

Capital strategy

The Group has set out its strategy to be truly customer-centric, built upon high levels of customer service and trust, delivering attractive and consistent returns and underpinned by unquestioned safety and soundness. It includes key risk metrics aligned to the strategic objectives.

The Group has devised a risk appetite framework aligned to the above. This framework establishes appetite targets on quantitative and qualitative measures which are set by the Board and aligned with its key strategic risk objectives including maintaining sufficient capital resources to meet regulatory requirements and cover the potential for unexpected losses

Overview

The Group’s Common Equity Tier 1 (CET1) ratio was 14.3% on a PRA transitional basis at 31 December 2014, compared with 10.6% as at 31 December 2013 on a Basel 2.5 basis. The improvement primarily reflected risk reduction.

Regulatory capital requirements

The European Union has implemented the Basel III proposals through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD), collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The European Banking Authority’s technical standards which will provide clarification of the CRD IV, are either in progress to be finalised through adoption by the European Commission and implemented within the UK, or delegated regulation now adopted.

CRD IV imposes the following minimum requirements to be met by 2019:

•         Pillar 1 requirement of: CET1 of 4.5% of RWAs; Tier 1 of 6%; and total capital of 8%;

•         Capital buffers: capital conservation buffer of 2.5% of RWAs; countercyclical capital buffer of up to 2.5%; Global-Systemically Important Bank (G-SIB) surcharge of 1.5%; and

•         Minimum Tier 1 leverage ratio of 3%.

In December 2013 the PRA issued its policy statement (PS7/13) outlining changes to its Rulebook as a result of CRD IV, and finalising requirements for the minimum level of CET1 capital as follows:

•         Firms must meet a 4% Pillar 1 CET1 requirement in 2014, rising to 4.5% from 1 January 2015. Similarly, the Tier 1 capital ratio will be 5.5%, rising to 6% from 1 January 2015 onwards. Total capital remains at 8%.

•         All Pillar 2A risks, including pension risk, must be met with at least 56% CET1 capital from 1 January 2015 onwards. This matches the proportion of CET1 capital required for Pillar 1. The remaining (44%) allocation of Pillar 2A is restricted to 19% Tier 1 and 25% Tier 2.

•         All regulatory deductions from capital must align CET1 with the end-point definition from January 2014, effectively making fully loaded Basel III the regulatory definition, a stricter approach than the CRR transitional arrangements.

On 31 October 2014 the Financial Policy Committee (FPC) published its recommendation on the overall leverage ratio framework for the UK banking system as follows:

•         Minimum Tier 1 leverage ratio of 3%. To be met 75% by CET1 and a maximum 25% AT1;

•         A supplementary leverage buffer applying to G-SIBS equal to 35% of the corresponding risk-weighted systemic risk buffer rates to be met with CET1; and

•         A countercyclical leverage ratio buffer equal to 35% of the risk-weighted countercyclical capital buffer rate to be met from CET1.  The countercyclical buffer is currently set at 0%.

Governance

The Group operates within the overall RBS Group governance framework, Material Integrated Risk Assessment, ICAAP, capital planning and stress testing.

The Board is the main decision making forum. It sets the strategic direction and ensures RBS Group manages risk effectively by approving and monitoring the Group’s strategic risk appetite, considering RBS Group-wide stress scenarios and agreed mitigants, as well as identifying longer-term strategic threats to the business operations. The Board approves the ICAAP.

*unaudited

Financial review  Capital and risk management

The RBS Group Board Risk Committee (BRC) is responsible for providing oversight and advice to the Board in relation to current and potential future risk exposures of RBS Group and future risk strategy, including determination of risk appetite and tolerance. The BRC will review the performance of RBS Group relative to risk appetite, provide oversight of the effectiveness of key RBS Group-wide policies and provide risk input to remuneration decisions. The BRC has responsibility for promoting a risk awareness within RBS Group. Authority is delegated to the BRC by the Board and the BRC reports and makes recommendations to the Board as required.

The Executive Committee is responsible for managing strategic, financial, capital, risk and operational issues affecting NatWest Group. It reviews and debates relevant items before they are submitted to the Board and relevant board committees. It also considers recommendations from the Executive Risk Forum (ERF) in relation to risk management matters, including recommendations on risk appetite, risk policies and risk management strategies. ERF oversees stress testing approach, processes and results.

RBS Group Asset and Liability Committee (ALCo) is a sub-committee of ERF. RBS Group ALCo is responsible for identifying, managing and controlling balance sheet risks in executing its business strategy. Treasury is responsible for managing the balance sheet in accordance with ALCo policy and direction. RBS Group ALCo is the body with responsibility in determining that financial balance sheet risk limits and for ensuring the asset and liability management functions manage their balance sheets within the limits set by RBS Group ALCo.

RBS Group Stress Testing Committee (STC) takes its delegated authority from ERF and makes recommendations to the ERF on asset quality reviews and stress testing, including the key vulnerabilities and scenario themes identified, the results from the generated scenarios and expanded metrics to be used in both internal and regulatory enterprise-wide stress tests. STC ensures these are relevant and reflect RBS Group business model vulnerabilities, and the results of internal stress, reverse stress and regulatory enterprise-wide stress tests (including mitigants).

Assessing, monitoring and maintaining adequate capital

It is policy to build and sustain a strong capital base and to use it efficiently throughout its activities to support strategic objectives and ultimately optimise shareholder returns while maintaining a prudent relationship between its capital base and the underlying risks of the business. In carrying out this policy, the Group follows the regulatory requirements of the “twin peaks” regulatory structure in the UK under the supervision of the FCA and the PRA, also having regard to other regulators, rating agencies, its peer group and market expectations.

Each business is subject to performance metrics respecting regulatory capital requirements to ensure that relevant Individual Capital Guidance or minimum CET1 levels are met. The Group has a control framework in place to guard against accidental breaches in capital ratios.

Monitoring

The Group continually reviews the potential impact on capital adequacy of emerging regulatory developments and actively assesses headroom against a range of stress scenarios. Recovery plans are dynamically maintained and contingency or remediation options are calibrated to determine scope to address potential capital shortfalls. All authorised institutions in RBS Group are required to ensure adequate capital is maintained at all times; they must also monitor and report regulatory capital and RWAs on a regular basis. The level and appropriateness of internal capital buffers at CET1, Tier 1, Tier 2 and total capital levels, is reviewed by RBS Group ALCo and reset as considered appropriate, at least annually.

Capital allocation

Capital resources are allocated to businesses based on key performance parameters agreed by the RBS Group Board in the annual strategic planning process. Principal among these is a profitability metric, which assesses the effective use of the capital allocated to the business. Projected and actual return on equity is assessed against strategic objectives. The allocations also reflect strategic priorities, the intensity of regulatory capital use and the usage of other key resources such as balance sheet liquidity and funding.

Economic profit is also planned and measured for each business annually. It is calculated by deducting the cost of equity utilised in the particular business from its operating profit after tax and measures the value added over and above the cost of equity.

The Group aims to deliver sustainable returns across the portfolio of businesses with projected business returns stressed to test key vulnerabilities.

The franchises use return on capital metrics when making pricing decisions on products and transactions, to ensure customer activity is appropriately aligned with Group and segmental targets.

Capital Support Deed

Refer to page 205 for further details on the Capital Support Deed.

*unaudited

Financial review  Capital and risk management

Risk identification and material integrated risk assessment (MIRA)

•         MIRAs are annual ‘top down’ processes to:

°       help identify material risks;

°       understand the nature and magnitude of these risks clearly; and

°       appraise associated risk management frameworks robustly.

•         MIRAs provide a process to assess the size and nature of exposure to all risk types in the risk taxonomy, which is an exhaustive, structured list of the types of risk that the Group can and could face.

•         MIRAs consider whether capital should be set aside against each risk type and, if so, under which pillar, how much and of what type. If capital is not appropriate, MIRAs outline how risk types are otherwise managed. In so doing, MIRAs form a key input to the ICAAP.

•         To focus risk management on areas of greatest benefit, MIRAs consider in depth risks whose potential impact is ‘material’, that is exceeding appropriately chosen financial or non-financial thresholds. The key framework elements used to manage material risks (owners, governing committees, limit or tolerance frameworks including risk appetites, control policies and key reports) are specified clearly and assessed for appropriateness and effectiveness.

Stress testing

Stress testing is used to evaluate the capital position under severe but plausible stress scenarios. Stress testing also refers to the broader framework under which these tests are developed, evaluated and used within the bank’s decision-making process in the context of the wider economic environment.

The stress testing framework is designed to embed stress testing as a key risk management technique into mainstream risk reporting, capital planning and business processes at business, legal entity and RBS Group-wide levels.

Capital planning

The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements, and operates within an agreed risk appetite.

The Group uses the budgeting cycle to forecast the future levels of capital required at CET1, Tier 1, Tier 2 and total capital levels including bail-in or gone-concern capital at both RBS Group level and for each of the major operating entities. Those forecasts are then measured against minimum regulatory requirements as well as specific regulatory guidance such as the Individual Capital Guidance.

Stress testing is an integral part of capital planning. Stress testing results are produced through the same capital planning models used for the budget. Models will be adjusted to reflect the specific parameters of a particular stress test.

The capital plan outputs are subject to executive and Board review and approval. The capital plan and performance against capital metrics are reviewed each month at ALCo.

Total loss absorbing capital (TLAC) is a new requirement announced by the Financial Stability Board (FSB) at its meeting in October 2014. TLAC is intended to ensure that a bank group maintains sufficient consolidated resources not only to reduce the likelihood of insolvency but also to allow for orderly resolution and recapitalisation of insolvent operating subsidiaries in the event of a banking group’s insolvency.

Impacts for capital planning

Strategic considerations in the medium-term capital plan will be driven by key impacts such as a more restrictive approach to the capital base, higher capital ratio targets and enhanced risk coverage:

Absolute capital levels will need to be higher earlier;

Higher relative risk-weighted assets will exacerbate the absolute capital required and the stress impact; and

Inclusion of PRA (and/or firm) stress buffers making stress a key driver of bank target CET1 ratios. Recovery and resolution planning.

In line with regulatory requirements, RBS Group prepares regular recovery plans, which include a framework of indicators identifying the points at which appropriate actions may be taken in the event of unexpected weaknesses in its capital or liquidity resulting from either idiosyncratic or systemic stress, as well as a menu of options for addressing such weaknesses.

RBS Group’s 2014 Recovery Plan was prepared in line with PRA policy Statement PS8/13, requiring firms to prepare, maintain and review recovery plans. These rules were supplemented by a supervisory statement (SS18/13), (2), which sets out in more detail what the PRA expects firms to consider in their recovery planning. Previous Recovery Plans were submitted to the Financial Services Authority (the PRA’s predecessor body) in December 2011 and June 2012, and to the PRA in June 2013.

*unaudited

Financial review  Capital and risk management

Recovery Plans are required to be updated annually; it is anticipated that the 2015 Recovery Plan will be prepared in line with revised rules taking into account the European Union Bank Recovery and Resolution Directive of 2014 and the European Banking Authority’s regulatory technical standards on recovery planning. These rules would require a bank to notify the PRA, without delay, if it decides to take action under the recovery plan or refrains from taking action.

Economic capital

Economic capital is an internal measure of the risks to which RBS Group is exposed and is used as a supplement to other risk and capital management tools, such as stress testing and regulatory capital. The measure includes risk exposures for credit, market, business, operational, pension, fixed asset and interest rate risk in the banking book. These models capture risks not fully addressed within the Pillar 1 regulatory framework e.g. concentration, pension, interest rate, business and diversification.

The characteristics of the models are consistent across risks, business lines and throughout the economic cycle, but are also flexible to allow outcomes to be employed for a number of purposes e.g. severity level/confidence interval, time horizon and correlations. Models have been developed internally but are subject to rigorous governance including external benchmarking, independent validation and extensive internal review and challenge. Models are regularly reviewed and continue to be updated for new data sources and improvements in risk modelling methodology.

The ability to change severity levels supports management of earnings  volatility and capital risk. Economic models are used in the ICAAP assessing risk profiles within the risk appetite framework, functional risk management e.g. credit exposures at both RBS Group and business levels, assessing business line profitability on a risk adjusted basis and the management and allocation of capital.

Future regulatory developments

Resolution and recovery directive

In addition to the capital requirements under CRD IV, the bank resolution and recovery directive (BRRD) introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and eligible liabilities (that is, liabilities that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities (MREL). The aim is that the minimum amount should be proportionate and adapted for each category of bank on the basis of their risk or the composition of their sources of funding.

The UK government has transposed the BRRD's provisions into law with a requirement that the Bank of England adopt further secondary legislation to implement MREL requirements by 2016 which will take into account the regulatory technical standards to be developed by the EBA specifying the assessment criteria that resolution authorities should use to determine the minimum requirement for own funds and eligible liabilities for individual firms.

The EBA noted that the technical standards would be compatible with the proposed term sheet published by the FSB on TLAC requirements for G-SIBs, but there remains a degree of uncertainty as to the extent to which MREL and TLAC requirements may differ.

As the implementation of the capital requirements under BRRD is the subject to the adoption of secondary legislation and implementation in the UK and overall capital requirements will be subject to the exercise of certain discretion by the PRA, RBS Group is currently unable to predict the impact such rules will have on the overall capital requirements or how they will affect compliance with applicable capital and loss absorbency requirements.

Pillar 2

The PRA launched a consultation paper in January 2015 on the Pillar 2 capital requirements for UK banks. Proposed changes are intended to support a more risk sensitive and consistent approach to setting Pillar 2A (P2A) capital and to provide greater transparency of the PRA capital setting process by allowing firms to manage present and future regulatory capital demands.

The PRA estimates that the total impact of proposals will increase overall P2A requirements by 0.23% of RWAs. Implementation will be from 1 January 2016 in line with the CRD IV capital conservation and systemic buffers and the EBA’s Supervisory Review and Evaluation Process guidelines.

Domestic Systemically Important Banks

Regulatory proposals relating to domestic systemically important banks (D-SIBs) continue to be progressed and could impact the level of CET1 that is required to be held by the RBS Group and specific legal entities including NatWest. The EBA published in December 2014 a quantitative methodology as to how European regulators could quantify which firms would qualify as D-SIBs. In addition the Financial Policy Committee (FPC) of the Bank of England intends to consult with firms in the UK on the UK framework during 2015.

Systemic risk buffer

In January 2015, HM Treasury issued an explanatory memorandum on the systemic risk buffer for banks, building societies and investment forms. The regulation implements Articles 133 and 134 of Directive 2013/36/EU and addresses the outstanding capital buffer element of the ring-fencing policy recommended by the Independent Commission on Banking (ICB) and agreed by the UK Government.

*unaudited

Financial review  Capital and risk management

The purpose of the systemic risk buffer is to prevent and mitigate long term non-cyclical systemic or macro prudential risks not covered by existing regulation where there is potential for serious negative consequences for the financial system and real economy.

The systemic risk buffer will apply to large banks with core (ring fenced entity) deposits of more than £25 billion and large building societies with deposits of more than £25 billion. Implementation will occur from 1 January 2019 and capital buffers will range from 0-3% of a firm’s RWAs.

The FPC will set out the framework for determining which institutions fall into scope and the size of the buffer to be held.  A consultation paper will be published in 2015 and methodology by 31 May 2016. The PRA will be responsible for applying the framework and will have ultimate discretion over which firms must hold the buffer and its specific size.

Total loss absorbing capital (TLAC) and maximum distributable amounts (MDA)

The FSB has issued policy proposals for public consultation on TLAC.  The new proposal is intended to replace the gone-concern loss absorbing capital concept previously expected to be the template within the G-SIB’s resolution strategies.

The proposed minimum TLAC requirements are as follows:

•         Between 16% and 20% of RWAs and at least double the Basel III Tier 1 leverage ratio requirements - 16% represents roughly twice the minimum capital requirement (8%) under Basel III;

•         A certain minimum (currently undefined) amount of the TLAC requirement will need to be met with non-equity instruments - AT1, Tier 2 or even Tier 3 or bail-in able debt;

•         Minimum TLAC requirements will sit below the combined buffer requirements which may lead to consequences on MDA restrictions;

•         The loss absorption should be legally enforceable and should not give rise to systemic risk or disruption to the provision of critical functions. Therefore, to prevent a G-SIB resolution to spread contagion into the banking system, internationally active banks will be  prevented from holding TLAC issued by other G-SIBs;

•         TLAC will be distributed by resolution entities to material subsidiaries which are themselves not resolution entities.  Sufficient internal TLAC will be prepositioned on the balance sheet of material subsidiaries; and

•         Under the policy proposal TLAC is now defined as an additional rather than a parallel capital requirement to the Basel III framework and a breach of the minimum TLAC could trigger the same restrictions set out in the Basel III framework for MDA. However, this would technically be the consequence of a direct breach of the CRD IV buffer rather than the TLAC due to the no double counting principle.

The FSB is currently working on draft principles with the rule expected to be in force by 1 January 2019. NatWest is a material subsidiary of the holding company and will be subject to the above regulatory developments.

Other developments

The following developments will also impact NatWest Group’s capital:

•         The Basel Committee on Banking Supervision:

°          Has proposed a recalibration of the credit risk standardised approach with implementation in 2017 with initial view of the new rules due in 2015.

°          Are reviewing the calibration of the operational risk calculation,

with revised rules due in 2015 and applicable from 2017.

°          Has instigated a fundamental review of the trading book which will impact how the risk of trading book activity is measured. Initial consultation papers on this are due in 2015.

•         The PRA and FPC are looking at placing a floor on the risk-weight     applied to mortgages in calculating the risk-weight. The level of the floor is currently being debated and current expectations are application in 2015; and

•         The Financial Services (Banking Reform) Act passed into UK law in December 2013 implementing recommendations of the ICB.

*unaudited

Financial review  Capital and risk management

Measurement

Capital and ratios

Capital, RWAs and risk asset ratios, on the basis of transitional rules and end-point CRR, calculated in accordance with PRA definitions, are set out below.

	2014
	End-point	PRA	2013	2012
	CRR	transitional	Basel 2.5	Basel 2.5
	basis (1)	basis	basis	basis
Capital	£bn	£bn	£bn	£bn
CET1 (2)	13.8	13.7	12.4	18.1
Tier 1	13.8	14.8	13.5	19.7
Total	18.8	21.1	19.5	23.9

RWAs
Credit risk
- non-counterparty	79.5	79.5	94.6	102.1
- counterparty	1.5	1.5	2.8	5.0
Market risk	3.8	3.8	7.0	10.4
Operational risk	11.3	11.3	12.9	14.3
	96.1	96.1	117.3	131.8

Risk asset ratios	%	%	%	%
CET1(2)	14.3	14.3	10.6	13.8
Tier 1	14.3	15.4	11.5	14.9
Total	19.6	21.9	16.6	18.2

Notes:

(1)    Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014.

(2)    Common Equity Tier 1 (CET1) ratio with effect from 1 January 2014.

General:

In accordance with the PRA’s Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deduction to CET1 have been applied in full end-point CRR basis with the exception of unrealised gains on AFS securities which will be included from 2015 (PRA transitional basis).

CRD IV and Basel III impose a minimum CET1 ratio of 4.5%. Further, CET1 requirements will be imposed through buffers in the CRD. There are three buffers that will affect the Group: the capital conservation buffer set at 2.5% of RWAs; the counter-cyclical capital buffer (up to 2.5% of RWAs), which will be calculated as the weighted average of the countercyclical capital buffer rates applied in the countries where the Group has relevant credit exposures; and the highest of Global-Systemically Important Institution (G-SII), Other-Systemically Important Institution or systemic risk buffers set by the supervisory authorities. The Group may be allocated a DSIB buffer. The regulatory target capital requirements will be phased in through CRR, and are expected to apply in full from 1 January 2019. Until then, using national discretion the PRA can apply a top-up. As set out in the PRA’s Supervisory Statement SS3/13, the Group and other major UK banks and building societies are required to maintain a CET1 ratio of 7%, after taking into account certain adjustments set by the PRA.

From 1 January 2015, the Group must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 and/or Tier 2 capital. The Pillar 2A capital requirement is the additional capital that the Group must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

Measures in relation to end-point CRR basis, including RWAs, are based on the current interpretation, expectations, and understanding, of the CRR requirements, as well as further regulatory clarity and implementation guidance from the UK and EU authorities (end-point CRR basis). The actual end-point CRR impact may differ when the final technical standards are interpreted and adopted.

Capital base:

(1)    Own funds are based on shareholders’ equity.

(2)    Includes the nominal value of B shares (£0.5 billion) on the assumption that the Group will be privatised in the future and that they will count as permanent equity in some form by the end of 2017.

(3)    The adjustment arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full. The prudential valuation adjustment relating to assets under advanced internal ratings approach has been included in impairment provisions in the determination of the deduction from expected losses.

(4)    Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(5)    Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

(6)    Based on our current interpretations of the Commission Delegated Regulation issued in December 2013 on credit risk adjustments, the Group’s standardised latent provision has been reclassified to specific provision and is not included in Tier 2 capital.

Risk-weighted assets (RWAs):

(1)    Current securitisation positions are shown as risk-weighted at 1,250%.

(2)    RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on banks and central counterparties.

(3)    RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.

(4)    Non-financial counterparties and sovereigns that meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.

(5)    The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

*unaudited

Financial review  Capital and risk management

Capital resources
	2014
		PRA	2013	2012
	End-point	transitional	Basel 2.5	Basel 2.5
	CRR basis	basis	basis	basis
	£m	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)	16,857	16,857	12,872	20,700

Non-controlling interests	—	—	104	93

Regulatory adjustments and deductions
Defined benefit pension fund adjustment	(95)	(95)	532	—
Net unrealised available-for-sale (AFS) gains	—	—	(55)	(21)
Cash flow hedging reserve	3	3	6	10
Deferred tax assets	(964)	(964)	—	—
Prudential valuation adjustments	(1)	(1)	—	—
Goodwill and other intangible assets	(848)	(848)	(797)	(736)
Expected losses less impairments	(1,210)	(1,210)	(52)	(1,407)
50% of securitisation positions	—	—	(231)	(331)
Other regulatory adjustments	32	3	54	(165)
	(3,083)	(3,112)	(543)	(2,650)

CET1 capital	13,774	13,745	12,433	18,143

Additional Tier 1 (AT1) capital
Preference shares - debt	—	—	283	286
Innovative/hybrid Tier 1 securities	—	—	1,174	1,164
Qualifying instruments and related share premium subject to phase out	—	234	—	—
Qualifying instruments issued by subsidiaries and held by third parties	—	852	—	—
AT1 capital	—	1,086	1,457	1,450

Tier 1 deductions
50% of material holdings	—	—	(418)	(387)
Tax on expected losses less impairments	—	—	15	457
	—	—	(403)	70

Tier 1 capital	13,774	14,831	13,487	19,663

Qualifying Tier 2 capital
Undated subordinated debt	—	—	2,226	2,265
Dated subordinated debt - net of amortisation	—	—	4,480	4,612
Qualifying instruments and related share premium	4,400	5,380	—	—
Qualifying instruments issued by subsidiaries and held by third parties	656	851	—	—
Unrealised gains on AFS equity shares	—	—	59	23
Collectively assessed impairment provisions	—	—	1	—
	5,056	6,231	6,766	6,900

Tier 2 deductions
50% of securitisation positions	—	—	(231)	(331)
Expected losses less impairments	—	—	(67)	(1,864)
50% of material holdings	—	—	(418)	(387)
	—	—	(716)	(2,582)

Tier 2 capital	5,056	6,231	6,050	4,318

Supervisory deductions	—	—	(56)	(56)

Total regulatory capital	18,830	21,062	19,481	23,925

*unaudited

Financial review  Capital and risk management

Liquidity and funding risk
50	Definition
50	Liquidity risk
50	- Policy, framework and governance
50	- Regulatory oversight
51	- Measurement, monitoring and contingency planning
51	- Stress testing
52	- Liquidity portfolio
52	Funding risk
52	- Funding markets
52	- Analysis
52	- Funding sources
53	- Notes issued
53	- Deposits and repos
54	- Loan:deposit ratios and funding surplus
54	- Encumbrance

Financial review  Capital and risk management

Liquidity and funding risk

Definition

Liquidity and funding risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

The risk arises through the maturity transformation role that banks perform. It is dependent on Group specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

As one of the primary operating entities of the RBS Group, the Group’s liquidity risk is monitored and managed centrally, on a fully integrated basis as part of the PRA regulated UK Defined Liquidity Group (UK DLG) by the RBS Group in line with its liquidity risk management framework.

Liquidity risk

Policy, framework and governance

Internal liquidity policies are designed to ensure that the RBS Group:

•         Has a clearly stated liquidity risk tolerance: appetite for liquidity risk is set by the Board as a percentage of the Individual Liquidity Adequacy Assessment (ILAA) stressed outflows, and is managed on a daily basis by legal entity, country, region and business. In setting risk limits the Board takes into account the nature of RBS Group’s various activities, the overall risk appetite, market best practice and regulatory compliance.

•         Has in place strategies, polices and practices to ensure that the RBS Group maintains sufficient liquidity: the risk management framework determines the sources of liquidity risk and the steps that can be taken when these risks exceed certain actively monitored limits. These actions include when and how to use the liquid asset portfolio, and what other adjustments to the balance sheet should be undertaken to manage these risks within the bank’s risk appetite.  RBS Group maintains an adequate liquid asset portfolio appropriate to the business activities of RBS Group and its risk profile.

•         Incorporates liquidity costs, benefits and risks in product pricing and performance management: RBS Group uses internal funds transfer pricing to ensure that these costs are reflected in the measurement of business performance, and to correctly incentivise businesses to source the most appropriate mix of funding.

The RBS Group Asset and Liability Management Committee (ALCo) sets and reviews the liquidity risk management framework and limits within the risk appetite set by the RBS Group Board. ALCo oversees the implementation of liquidity management across the Group. Each significant legal entity has a nominated Legal Entity Liquidity Risk Owner (LELRO) who is responsible for managing the liquidity risk for their legal entity. RBS Group Treasury conducts the review, challenge and reporting of the RBS Group’s liquidity performance, while ALCo’s management of liquidity risk is overseen by the Executive Risk Forum, Executive Committee and the RBS Group Board.

Regulatory oversight*

The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

The Group’s principal regulator, the PRA, has a comprehensive set of liquidity policies, the cornerstone of which is Policy Statement (PS) 09/16. In order to comply with the PRA regulatory process, the RBS Group:

•         At least annually, completes and keeps updated an ILAA; and

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

The Basel Committee on Banking Supervision (BCBS) has introduced a new liquidity regime for banks, Basel III, which includes two liquidity metrics, the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR), to be used by banks to monitor their liquidity risk.

In January 2013, the BCBS published its final guidance for calculating the LCR. This will be implemented in law across the EU by the European Commission (EC), who published a final Delegated Act for the LCR in the EU Journal in January 2015. The Delegated Act will introduce the LCR as a regulatory minimum standard from 1 October 2015 on a phased basis, such that banks are required to meet a 100% LCR ratio by 1 January 2018. In November 2014, the PRA confirmed in a consultation paper that the current BIPRU 12 regime will be revoked on 1 October 2015 in favour of the LCR, and that UK banks will be required to maintain a minimum ratio of 80% from this point. The LCR will be a Pillar 1 metric, meaning that the PRA will apply firm-specific Pillar 2 liquidity add-ons above and beyond the minimum LCR requirement. The PRA has invited feedback from UK banks on the consultation paper, but has not released any guidance on the detailed calculation of LCR. Pending PRA reporting guidelines, RBS Group monitors the LCR using its own internal interpretations of existing guidance.

BCBS published its final recommendations for implementation of the NSFR in October 2014, proposing an implementation date of 1 January 2018, by which time banks are expected to meet an NSFR ratio of 100%.  The EC has stated that it shall, if appropriate, submit a legislative proposal to the European Parliament by the end of 2016 for implementing NSFR in the EU. In the meantime, RBS Group uses the definitions and proposals from the BCBS paper, and internal interpretations, to calculate NSFR.

*unaudited

Financial review  Capital and risk management

Liquidity risk continued

Measurement, monitoring and contingency planning

In implementing the RBS Group liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. The limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

Liquidity risks are reviewed at a significant legal entity level daily, and at a business level monthly, with performance reported to Asset and Liability Management Committees at least monthly. Any breach of internal metric limits will set in motion a series of actions and escalations that could lead to activation of the RBS Group Contingency Funding Plan (CFP).

RBS Group actively monitors a range of market-wide and firm-specific early warning indicators of emerging liquidity stresses. Indicators include such areas as customer deposit outflows, market funding costs and movements in the bank’s credit default swap premiums and debt spreads. Early warning indicators and regulatory metrics are reported daily to senior management, including the Chief Finance Officer and Treasurer.

RBS Group maintains a CFP, which forms the basis of analysis and management actions to be undertaken in a liquidity stress. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP sets out the circumstances under which the plan would be invoked; this includes material worsening of early warning indicators. It also prescribes a communications plan, roles and responsibilities, as well as potential management actions to take in response to various levels of liquidity stress. On invocation of the CFP, the Contingency Liquidity Team would be convened to identify the likely impact of the stress event and determine the appropriate management response.

Stress testing*

Under the liquidity risk management framework RBS Group maintains the ILAA, a component of which is an assessment of net stressed liquidity outflows. These liquidity stress tests apply scenario-based behavioural and contractual assumptions to cash inflows and outflows under the worst of three severe stress scenarios, as prescribed by the PRA. These are a market-wide stress, an idiosyncratic stress and a combination of both.

A stress event can occur when either firm-specific or market-wide factors or a combination of both lead to depositors and investors withdrawing or not renewing funding on maturity. This could be caused by many factors including fears over the viability of the firm. Additionally, liquidity stress can be brought on by customers choosing to draw down on loan agreements and facilities.

Simulated liquidity stress testing is performed at least monthly for each business as well as the major operating subsidiaries in order to evaluate the strength of RBS Group’s liquidity risk management. The stressed outflows are measured over certain time periods which extend from two weeks to three months. RBS Group is expected to be able to withstand the stressed outflows through its own resources (primarily through the use of the liquidity portfolio) without having to resort to extraordinary central bank or governmental assistance.

Stress tests are designed to examine the impact of a variety of firm-specific and market-wide scenarios on the future adequacy of the liquidity reserves. Stress test scenarios are designed to take into account RBS Group’s experiences during the financial crisis, recent market conditions and events. These scenarios can be run at any time in response to the emergence of firm-specific or market-wide risks that could have a material impact on RBS Group’s liquidity position. In the past these have included credit rating changes and political and economic conditions changing in particular countries.

RBS Group’s liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of net stressed ILAA outflows.

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

•         Retail and commercial bank deposits - Substantial outflows as RBS Group could be seen as a greater credit risk than competitors.

•         Intra-day cash flows - Liquid collateral held against intra-day requirement at clearing and payment systems is regarded as encumbered with no liquidity value assumed. Liquid collateral is held against withdrawal of unsecured intra-day lines provided by third parties.

•         Intra-group commitments and support - Risk of cash within subsidiaries becoming unavailable to the wider bank and contingent calls for funding on RBS Group Treasury from subsidiaries and affiliates.

•         Funding concentrations - Additional outflows recognised against concentration of providers of wholesale secured financing.

•         Off-balance sheet activities - Collateral outflows due to market movements, and all collateral owed by RBS Group to counterparties but not yet called; anticipated increase in firm’s derivative initial margin requirement in stress scenarios; collateral outflows contingent upon a multi-notch credit rating downgrade of RBS Group entities; drawdown on committed facilities provided to corporates, based on counterparty type, creditworthiness and facility type; and drawdown on retail commitments.

•         Franchise viability - Liquidity stress testing includes additional liquidity in order to meet outflows that are non-contractual in nature, but are necessary in order to support valuable franchise businesses.

•         Management action - Unencumbered marketable assets that are held outside of the central liquidity portfolio and are of verifiable liquidity value to the firm, are assumed to be monetised (subject to haircut/valuation adjustment).

*unaudited

Financial review  Capital and risk management

Liquidity portfolio

Liquidity risks are mitigated by a centrally managed liquidity portfolio. The size of the portfolio is determined under the liquidity risk management framework with reference to the RBS Group’s risk appetite.

The majority of the portfolio is centrally managed by RBS Group Treasury, ring-fenced from the CIB trading book, and is the ultimate responsibility of the RBS Group Treasurer. This portfolio is held in the PRA regulated UK Defined Liquidity Group (UK DLG) comprising RBS Group’s five UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company.

One of the RBS Group’s significant operating subsidiaries - Ulster Bank Ireland Limited - holds a locally managed portfolios of liquid assets that complies with local regulations. This portfolio is the responsibility of the local Treasurer who reports to the RBS Group Treasurer.

Funding risk

Funding markets

The Group’s primary funding source is its customer deposit base, primarily built through its retail and commercial franchises in the UK and Ireland. These deposits form a stable base which fully funds the Group’s customer lending activities.

Complementary to its deposit funding, the Group maintains access to various wholesale markets for funding, on both a public and private basis, across a range of currencies, geographies and maturities. These include long-term secured and unsecured debt, short-term money markets and repurchase agreements. RBS Group has set policies for the prudent use of wholesale funding, as part of its wider liquidity policies.

The Group accesses the wholesale funding markets directly or through its main operating subsidiaries via established funding programmes. The use of different entities to access the market from time to time allows the Group to further diversify its funding mix and in certain limited circumstances demonstrate to regulators that specific operating subsidiaries enjoy market access in their own right.

Analysis

Funding sources

The Group’s balance sheet composition is a function of the broad array of product offerings and diverse markets served by its core segments. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile in normal business environments, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

The table below shows the Group’s principal funding sources excluding repurchase agreements.

	2014			2013			2012
		Amounts due			Amounts due			Amounts due
		to holding			to holding			to holding
		company			company			company
	Third	and fellow		Third	and fellow		Third	and fellow
	Party	subsidiaries	Total	Party	subsidiaries	Total	Party	subsidiaries	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deposits by banks	3,368	20,128	23,496	4,377	24,526	28,903	3,647	43,791	47,438
Debt securities in issue
commercial paper and certificates of deposit	10	—	10	221	—	221	749	—	749
securitisations	1,697	—	1,697	1,890	—	1,890	3,217	—	3,217
	1,707	—	1,707	2,111	—	2,111	3,966	—	3,966
Subordinated liabilities	1,780	5,656	7,436	1,828	5,700	7,528	1,847	5,780	7,627
Notes issued	3,487	5,656	9,143	3,939	5,700	9,639	5,813	5,780	11,593
Wholesale funding	6,855	25,784	32,639	8,316	30,226	38,542	9,460	49,571	59,031
Customer deposits	217,556	13,112	230,668	217,743	21,881	239,624	213,695	5,897	219,592
Total funding	224,411	38,896	263,307	226,059	52,107	278,166	223,155	55,468	278,623

Financial review  Capital and risk management

Notes issued
The table below shows the Group’s debt securities in issue and subordinated liabilities by residual maturity.

2014		Subordinated liabilities			Total
	Debt securities		Amounts due to			Amounts due to
	in issue	Third party	holding company	Total	Third party	holding company	Total
	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	10	418	14	432	428	14	442
1-3 years	—	—	311	311	—	311	311
3-5 years	—	—	1,356	1,356	—	1,356	1,356
More than 5 years	1,697	1,362	3,975	5,337	3,059	3,975	7,034
	1,707	1,780	5,656	7,436	3,487	5,656	9,143

2013
Less than 1 year	217	39	—	39	256	—	256
1-3 years	4	310	—	310	314	—	314
3-5 years	—	59	576	635	59	576	635
More than 5 years	1,890	1,420	5,124	6,544	3,310	5,124	8,434
	2,111	1,828	5,700	7,528	3,939	5,700	9,639

2012
Less than 1 year	744	28	13	41	772	13	785
1-3 years	5	315	419	734	320	419	739
More than 5 years	3,217	1,504	5,348	6,852	4,721	5,348	10,069
	3,966	1,847	5,780	7,627	5,813	5,780	11,593

Deposits and repos
The table below shows the composition of the Group’s deposits and repos.

	Deposits				Total
		Amounts due				Amounts due
		to holding				to holding
		company				company
		and fellow		Repos		and fellow
	Third party	subsidaries	Total	Third party	Third party	subsidaries	Total
2014	£m	£m	£m	£m	£m	£m	£m
Financial institutions
- central and other banks	3,368	20,128	23,496	2,736	6,104	20,128	26,232
- other financial institutions	13,566	13,112	26,678	3,659	17,225	13,112	30,337
Personal and corporate deposits	203,990	—	203,990	—	203,990	—	203,990
	220,924	33,240	254,164	6,395	227,319	33,240	260,559

2013
Financial institutions
- central and other banks	4,376	24,526	28,902	6,995	11,371	24,526	35,897
- other financial institutions	12,547	21,881	34,428	28,248	40,795	21,881	62,676
Personal and corporate deposits	205,197	—	205,197	16	205,213	—	205,213
	222,120	46,407	268,527	35,259	257,379	46,407	303,786

2012
Financial institutions
- central and other banks	3,647	43,791	47,438	10,746	14,393	43,791	58,184
- other financial institutions	13,778	5,897	19,675	44,395	58,173	5,897	64,070
Personal and corporate deposits	199,917	—	199,917	—	199,917	—	199,917
	217,342	49,688	267,030	55,141	272,483	49,688	322,171

Financial review  Capital and risk management

Loan:deposit ratios and funding surplus
The table below shows customer loans, deposits, loan:deposit ratios (LDR) and funding surplus, excluding intra RBS Group balances.

	Loans (1)	Deposits (2)	LDR	Funding surplus
	£m	£m	%	£m
2014	162,480	217,556	75	55,076
2013	161,122	217,743	74	56,621
2012	168,633	213,695	79	45,062

Notes:

(1)    Excludes reverse repurchase agreements and stock borrowing and amounts due to holding company and fellow subsidiaries.

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

•         Not currently encumbered but can for instance be used to access funding from market counterparties or central bank facilities as part of RBS Group’s contingency funding.

•         Not currently encumbered. In this category, the Group has in place an enablement programme which seeks to identify assets which are capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not impacting customer relationships or servicing.

The Group’s balance sheet encumbrance ratios are set out below.

Encumbrance ratios	2014	2013	2012
	%	%	%
Total	19	27	30
Excluding balances relating to derivative transactions	20	27	30
Excluding balances relating to derivative and securities financing transactions	16	21	21

Financial review  Capital and risk management

Funding risk: Encumbrance continued
Balance sheet encumbrance
											Balances
2014	Encumbered assets relating to:				Encumbered	Unencumbered					with holding
	Debt securities in issue			Total	assets as a	Readily realisable (2)				Total	company
	Securitisations	Covered	Secured	encumbered	% of related	Liquidity		Other (3)	Cannot be	third	and fellow
	and conduits	bonds	deposits	assets (1)	assets	portfolio	Other	realisable	encumbered (4)	party	subsidiaries	Total
	£bn	£bn	£bn	£bn	%	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central
banks	—	—	0.5	0.5	19	0.4	1.8	—	—	2.7	—	2.7
Loans and advances to banks	0.9	—	0.5	1.4	30	0.4	1.0	1.8	—	4.6	103.3	107.9
Loans and advances to
customers
- UK residential mortgages	5.5	10.9	—	16.4	21	51.9	5.0	5.8	0.1	79.2	—	79.2
- Irish residential mortgages	8.6	—	—	8.6	62	0.9	4.3	—	0.1	13.9	—	13.9
- US residential mortgages	—	—	—	—	—	—	—	0.3	—	0.3	—	0.3
- UK credit cards	1.8	—	—	1.8	50	—	1.6	0.2	—	3.6	—	3.6
- UK personal loans	—	—	—	—	—	—	4.7	2.2	—	6.9	—	6.9
- other	1.8	—	—	1.8	3	5.4	3.4	34.9	13.1	58.6	1.0	59.6
Reverse repurchase agreements
and stock borrowing	—	—	—	—	—	—	—	—	8.7	8.7	—	8.7
Debt securities	—	—	8.6	8.6	66	2.1	2.3	—	—	13.0	0.8	13.8
Equity shares	—	—	—	—	—	—	0.2	0.1	0.5	0.8	—	0.8
Settlement balances	—	—	—	—	—	—	—	—	1.7	1.7	0.3	2.0
Derivatives	—	—	—	—	—	—	—	—	1.2	1.2	2.7	3.9
Intangible assets	—	—	—	—	—	—	—	—	0.8	0.8	—	0.8
Property, plant and equipment	—	—	—	—	—	—	—	1.4	0.2	1.6	—	1.6
Deferred tax	—	—	—	—	—	—	—	—	1.4	1.4	—	1.4
Prepayments, accrued income
and other assets	—	—	—	—	—	—	—	—	1.8	1.8	—	1.8
	18.6	10.9	9.6	39.1		61.1	24.3	46.7	29.6	200.8	108.1	308.9
Own asset securitisations						1.0
Total liquidity portfolio						62.1

Liabilities secured
Intra-Group - used for secondary
liquidity	(2.4)	—	—	(2.4)
Intra-Group - other	(5.4)	—	—	(5.4)
Third-party (5)	(1.7)	—	(7.2)	(8.9)
	(9.5)	—	(7.2)	(16.7)

For the notes to this table refer to the following page.

Financial review  Capital and risk management

											Balances
2013	Encumbered assets relating to:				Encumbered	Unencumbered					with holding
	Debt securities in issue			Total	assets as a	Readily realisable (2)				Total	company
	Securitisations	Covered	Secured	encumbered	% of related	Liquidity		Other (3)	Cannot be	third	and fellow
	and conduits	bonds	deposits	assets (1)	assets	portfolio	Other	realisable	encumbered (4)	party	subsidiaries	Total
	£bn	£bn	£bn	£bn	%	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central
banks	—	—	—	—	—	—	2.5	—	—	2.5	—	2.5
Loans and advances to banks	2.0	—	—	2.0	39	—	3.1	—	—	5.1	127.5	132.6
Loans and advances to
customers
- UK residential mortgages	6.5	13.3	—	19.8	27	43.2	10.0	—	—	73.0	—	73.0
- Irish residential mortgages	9.3	—	1.2	10.5	70	0.7	3.8	—	0.1	15.1	—	15.1
- US residential mortgages	—	—	—	—	—	—	0.3	—	—	0.3	—	0.3
- UK credit cards	2.1	—	—	2.1	54	—	1.8	—	—	3.9	—	3.9
- UK personal loans	2.5	—	—	2.5	36	—	4.4	—	—	6.9	—	6.9
- other	5.1	—	0.1	5.2	8	3.1	—	53.6	—	61.9	2.0	63.9
Reverse repurchase agreements
and stock borrowing	—	—	—	—	—	—	—	—	18.5	18.5	—	18.5
Debt securities	0.1	—	17.2	17.3	85	—	3.0	—	—	20.3	2.6	22.9
Equity shares	—	—	—	—	—	—	0.9	—	—	0.9	—	0.9
Settlement balances	—	—	—	—	—	—	—	—	1.8	1.8	1.4	3.2
Derivatives	—	—	—	—	—	—	—	—	1.6	1.6	1.9	3.5
Intangible assets	—	—	—	—	—	—	—	—	0.8	0.8	—	0.8
Property, plant and equipment	—	—	—	—	—	—	1.8	—	—	1.8	—	1.8
Deferred tax	—	—	—	—	—	—	—	—	2.3	2.3	—	2.3
Prepayments, accrued income
and other assets	—	—	—	—	—	—	—	—	1.4	1.4	—	1.4
	27.6	13.3	18.5	59.4		47.0	31.6	53.6	26.5	218.1	135.4	353.5
Own asset securitisations						1.0
Total liquidity portfolio						48.0

Liabilities secured
Intra-Group - used for secondary
liquidity	(2.7)	—	—	(2.7)
Intra-Group - other	(6.1)	—	—	(6.1)
Third-party (5)	(1.9)	—	(35.3)	(37.2)
	(10.7)	—	(35.3)	(46.0)

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

(c)  loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including date of origination and level of documentation.

(5)    In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Financial review  Capital and risk management

Credit risk
58	Definition
58	Sources of credit risk
58	Key developments
58	Risk governance
59	Risk management
61	Risk measurement
62	Wholesale credit risk management
62	- Risk appetite frameworks
62	- Risk assessment
63	- Risk mitigation
63	- Problem debt management
63	- Restructuring
64	- Forbearance
65	- Impairments
65	- Watchlist
66	- Forbearance
67	Personal credit risk management
67	- Risk appetite
67	- Risk assessment
67	- Risk mitigation
67	- Problem debt management
67	- Collections
67	- Forbearance
68	- Recoveries
68	- Impairments
69	- Key portfolios
69	- Overview
69	- UK PBB
74	- Ulster Bank
78	- Private Banking

Financial review  Capital and risk management

Credit risk

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Sources of credit risk

The Group is exposed to credit risk as a result of a wide range of business activities. The most significant source of credit risk is lending. The Group offers a number of lending products where it has an obligation to provide credit facilities to a customer. To mitigate the risk of loss, security may be obtained in the form of physical collateral such as commercial real estate assets and residential property, or financial collateral such as cash or bonds. Exposures arising from leasing activities are also included in lending.

The second most significant source of credit risk arises from activities in the derivatives and securities financing transaction markets. These result in counterparty credit risk, which is the risk of financial loss arising from the failure of a counterparty to meet obligations that vary in value by reference to a market factor. To mitigate the risk of loss, collateral and netting are used along with the additional legal rights provided under the terms of over-the-counter contracts.

The Group holds some debt securities and is exposed to credit risk as a result.

The Group is also exposed to credit risk from off-balance sheet products such as trade finance activities and guarantees as well as through committed but undrawn lending facilities.

Through activities in foreign exchange, trade finance and payments, the Group is exposed to settlement risk.

Key developments

Credit quality and impairment - the Group’s credit risk portfolio continued to improve with an overall reduction in exposure, an improvement in credit quality and a material provision release in 2014. These improvements were driven by supportive economic and market conditions in the UK and Ireland, better liquidity and increased collateral values, and also reflected improvements in credit risk measurement. Through the credit risk appetite frameworks the credit risk management function maintained a continued focus on key portfolios and concentrations.

UK personal lending - The growth in UK PBB gross mortgage lending was within credit risk appetite and against a backdrop of house price increases over most of the year. Due to the withdrawal of products with promotional rates in line with strategy, credit card exposure declined during the year. Refer to Key portfolios - UK PBB on page 69.

Ulster Bank - Following the creation of RCR, exposure to personal customers now represents 68% of the total Ulster Bank exposure. In the personal portfolio, Ulster Bank’s proactive offers of forbearance to help customers through financial difficulties saw significant uptake in the Republic of Ireland with an increasing trend towards customers opting for longer-term solutions (though mortgage recoveries stock remains high). The quality of the Ulster Bank wholesale portfolio improved following the transfer of commercial real estate (CRE) assets to RCR, with an associated material decrease in impairments. Refer to Key portfolios - Ulster Bank on page 74.

Credit risk appetite - Credit risk appetite is continuously reviewed to ensure that it remains relevant in light of changing economic conditions and strategic objectives. Revisions were made to the sector credit risk appetite framework to reflect the altered composition of the credit portfolio following the creation of RCR. The asset and product class framework was also revised to reflect changes in the portfolio together with market developments. These included a revision of the credit risk appetite framework relating to sponsor owned corporate transactions in order to maintain portfolio credit quality following a weakening in terms and conditions within the leverage market.

Risk governance

A strong credit risk management function is vital to support ongoing profitability. The potential for loss is mitigated through a robust credit risk culture and a focus on sustainable lending practices.

Operating model

The credit risk management function, which is led by the Group Chief Credit Officer (GCCO), acts as the ultimate authority for the approval of credit and is responsible for ensuring that credit risk is within the risk appetite set by the RBS Group Board. The function is also responsible for managing concentration risk and credit risk control frameworks as well as developing and ensuring compliance with credit risk policies. In addition, the function conducts Group-wide assessments of provision adequacy.

The Executive Risk Forum (ERF) has delegated approval authority to the Credit Risk Committee (CRC) to act on credit risk matters. These include, but are not limited to, credit risk appetite and limits (within the overall risk appetite set by the RBS Group Board and the ERF), credit risk strategy and frameworks, credit risk policy and the oversight of the credit profile across the Group. There are separate CRCs for the wholesale and personal portfolios. These are chaired by the GCCO or delegate.

The ERF has delegated approval authority to the RBS Group Provisions Committee to manage provisions adequacy, both individual and collective. The RBS Group Provisions Committee, which is chaired by either the Chief Risk Officer or the GCCO, approves recommendations from lower-level provisions committees, which in turn have delegated approval thresholds for certain provision adequacy decisions.

Key trends in the credit risk profile of the RBS Group’s performance against limits and emerging risks are set out in the RBS Group Risk Management Monthly Report provided to the Executive Committee, the Board Risk Committee and the Board.

The Risk Infrastructure function provides a variety of services that enable the credit risk management function to operate. These include reporting of credit risk data, risk assurance, provision of credit risk models, systems strategy and change management.

Financial review  Capital and risk management

Controls and assurance

The Group’s credit control and assurance framework has three key components: credit policy; policy compliance assessment; and independent assurance. These apply to both wholesale and personal credit risk at both portfolio and individual customer level.

The first component is the RBS Group Credit Policy Standard, which is part of the RBS Group Policy Framework. It sets out the rules that must be followed to ensure that credit risks are identified and effectively managed through the credit lifecycle.

The second component is a policy compliance assessment activity that credit risk undertakes to provide the GCCO with evidence of the effectiveness of credit risk management controls in place across the Group. The results of these reviews support the self-certification that credit risk must complete every six months.

The third component of the credit assurance framework is the credit quality assurance activity carried out independently by Risk Assurance, which is part of the Risk Infrastructure function. Risk Assurance independently reviews lending activities to identify control breaches, assess portfolio quality and recommend process improvements. These findings are escalated to senior management and plans to address shortcomings are recorded and tracked in the Group’s operational risk system. Risk Assurance’s credit quality assurance activities are overseen by the RBS Group Audit Committee and the results of its reviews are regularly shared with the regulators.

In addition, controls and processes are regularly reviewed by the RBS Group’s Internal Audit (IA) function. IA provides assurance to the RBS Group Audit Committee and senior executive that the main business risks have been identified and that effective controls are in place to manage these risks.

Risk management*

Credit risk management is split into wholesale and personal, reflecting the distinction between business types and the different risk management approaches, metrics and issues these involve. Wholesale focuses on activities with corporate and SME customers as well as banks and financial institutions (these customers tend to be grouped by sector and geography as well as by product/asset class). Personal covers personal customers across UK PBB and Ulster Bank as well as personal lending activities in Private Banking.

Risk appetite

Risk appetite across all risk types is set using specific quantitative targets under stress, including earnings volatility and capital adequacy. The credit risk appetite framework has been designed to reflect the factors that influence the ability to meet those targets. These include product and asset class, industry sector, single name and country concentrations. Any of these factors could generate higher earnings volatility under stress and, if not adequately controlled, they could undermine capital adequacy. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between risk appetite targets and the credit risk appetite framework. The frameworks are supported by a suite of policies that set out the risk parameters within which franchises must operate. Impairments, and associated key metrics such as loan loss rates and provision coverage, are an integral part of standard credit risk portfolio reviews and are presented to CRC monthly. These metrics are also fully considered as part of the sector and product class appetite reviews. The Group also manages its exposures to counterparty credit risk closely, using portfolio limits and specific tools to control more volatile or capital-intensive business areas.

For further information refer to the Wholesale credit risk management and Personal credit risk management sub-sections.

Risk monitoring and problem debt management

A key aspect of credit risk management relates to problem debt management, from early problem identification through to litigation and recovery of cash when there is no realistic potential for rehabilitation. Various tools and techniques are deployed during this part of the credit cycle including the offering of forbearance. Practices differ across the wholesale and personal portfolios. For further information refer to the Wholesale credit risk management and Personal credit risk management sub-sections.

Impairments and write-offs

Internal measures of credit risk are stated gross of impairments. However, impairments and write-offs are used as key indicators of credit quality as part of the overall assessment of credit risk incurred by the Group. These are estimated as follows:

Impaired definition

A financial asset is impaired if there is objective evidence that an event or events since initial recognition of the asset has adversely affected the amount or timing of future cash flows from it. The loss is measured as the difference between the carrying value of the asset and the present value of estimated future cash flows discounted at the original effective interest rate.

For both wholesale and personal exposures, days-past-due measures are typically used to identify evidence of impairment. In both corporate and personal portfolios, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Other factors are considered including: the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or any evidence of diminished cash flows.

Provisioning

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. The current net realisable value of the collateral will be taken into account in determining the need for a provision. This includes cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable. No impairment provision is recognised in cases where amounts due are expected to be settled in full on realisation of the security. The Group uses one of the following three different methods to assess the amount of provision required: individual; collective; and latent.

*unaudited

Financial review  Capital and risk management

Individually-assessed provisions

Loans and securities above a defined threshold deemed to be individually significant are assessed on a case-by-case basis. Assessments of future cash flows take into account the impact of any guarantees or collateral held. Estimating the amount and timing of future cash flows involves judgement based on the facts available at the time and assumptions related to the future financial performance of the customer or counterparty and any guarantors as well as future economic conditions and the value of collateral. Projected cash flows are reviewed on subsequent assessment dates as new information becomes available.

Collectively-assessed provisions

Provisions on impaired credits below an agreed threshold are assessed on a portfolio basis, reflecting the homogeneous nature of the assets. Such portfolios may be either wholesale or retail.

These are segmented according to product type, such as credit cards, personal loans and mortgages. The approach taken to assess impaired assets in collections differs from the approach taken to assess those in recoveries. For further details on the collections and recoveries functions refer to the Problem debt management sub-section on page 63.

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

Latent loss provisions

In the performing portfolio, latent loss provisions are held against losses incurred but not identified before the balance sheet date. Latent loss provisions reflect probability of default (PD) and loss given default (LGD) as well as emergence periods. The emergence period is the period between the occurrence of the impairment event and the identification and reporting of a loan as impaired.

Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as coupon period and repayment terms, and the duration of the administrative process required to report and identify an impaired loan as such. Emergence periods vary across different portfolios from 120 to 270 days (365 days for forborne exposures). They are based on actual experience within the particular portfolio and are reviewed regularly.

The Group’s personal businesses segment their performing loan books into homogeneous portfolios such as mortgages, credit cards or unsecured loans, to reflect their different credit characteristics. Latent provisions are computed by applying portfolio-level LGDs, PDs and emergence periods. The wholesale calculation is based on similar principles but there is no segmentation into portfolios. PDs and LGDs are calculated individually.

Refer to pages 99 to 101 for analysis of impaired loans, related provisions and impairments.

Available-for-sale portfolios

Portfolios of available-for-sale financial assets are reviewed for evidence of impairment, which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and increased likelihood that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment.

Furthermore, a downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether evidence of impairment exists requires the exercise of management judgement

Sensitivity of impairments to assumptions

Key assumptions relating to impairment levels of secured lending relate to the valuation of the security and collateral held, the timing of asset disposals based on the underlying market depth and liquidity and customer cooperation. Assumptions on timing also include an assessment of the ease and timing of the enforceability of loan agreements in varying legal jurisdictions. Assumptions are made on a case by case basis in the case of individually assessed provisions and are often based on judgement.

Key assumptions relating to impairment levels of unsecured lending relate to economic conditions and the interest rate environment, which have a direct impact on customers' debt servicing capabilities. For individual impairments greater than £1 million, oversight is provided by the Provisions Committee.

Write-offs

Impaired loans and receivables are written-off, that is, the impairment provision is applied in writing down the loan's carrying value partially or in full, when there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events.

The typical time frames from initial impairment to write-off for collectively-assessed portfolios are:

•         Personal mortgages: Write-off usually occurs within five years of default and is accelerated where accounts are closed earlier.

•         Credit cards: Write-off of the irrecoverable amount usually occurs at 12 months in arrears; the rest is expected to be recovered over a further three years following which any remaining amounts outstanding are written off.

Financial review  Capital and risk management

•         Overdrafts and other unsecured loans: Write-off usually occurs within six years of default.

•         Business loans: Write-off usually occurs within five years.

•         Commercial loans: Write-off generally occurs within five years but is determined in the light of individual circumstances.

Amounts recovered after a loan has been written-off are credited to the loan impairment charge for the period in which they are received.

Risk measurement*

Risk models

The output of credit risk models is used in the credit approval process, as well as for ongoing credit risk assessment, monitoring and reporting, to inform credit risk appetite decisions. These models may be divided into three categories:

Probability of default (PD)

PD models assess the probability of a customer failing its credit obligations over a one-year period.

•         Wholesale models - A number of credit grading models consider risk characteristics relevant to different customer types. These models use a combination of quantitative inputs, such as recent financial performance, and qualitative inputs such as management performance or sector outlook. As part of the credit assessment process, the Group assigns each customer an internal credit grade based on its PD.

•         Personal models - Each customer account is scored and models are used to assign a PD. Inputs vary across portfolios and include both internal account and customer level data, as well as data from credit bureaus. This score is used to support automated credit decision-making through the use of a statistically-derived scorecard.

Exposure at default (EAD)

EAD models provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. Regulatory requirements stipulate that EAD must always be equal to, or higher, than current utilisation. Exposure can be reduced by a legally enforceable netting agreement.

Loss given default (LGD)

LGD models estimate the amount that cannot be recovered in the event of customer default. When estimating LGD, the Group’s models assess both borrower and facility characteristics, as well as any credit risk mitigants. The cost of collections and a time-discount factor for the delay in cash recovery are also incorporated.

Changes to credit models

Models are reviewed and updated on an ongoing basis, reflecting the impact of more recent data, changes to products and portfolios, and new regulatory requirements. Extensive changes were made to wholesale models in 2012 and 2013. This continued in 2014 with further changes, notably in the corporate exposure class.

New PD models are being implemented for large corporate customers. The roll-out will be completed by mid-2015. The updated calibrations associated with these new models, which reference over 20 years of rating agency default experience, may result in downwards rating migrations across internal asset quality bands.

Economic capital

The credit economic capital model is a framework that allows for the calculation of portfolio credit loss distributions and associated metrics over a given risk horizon for a variety of business purposes.

The model takes into account migration risk (the risk that credit assets will deteriorate in credit quality across multiple years), factor correlation (the assumption that groups of obligors share a common factor) and contagion risk (for example, the risk that the weakening of the sovereign’s credit worthiness has a significant impact on the creditworthiness of a business operating in that country).

Risk mitigation

Risk mitigation techniques are used in the management of credit portfolios across the Group, typically to mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations.

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

•         The acceptability of the methodologies to be used for initial and subsequent valuation of collateral, the frequency of valuations and the advance rates given;

•         The actions which can be taken if the value of collateral or other mitigants is less than needed;

•         The risk that the value of mitigants and counterparty credit quality may deteriorate simultaneously;

•         The need to manage concentration risks arising from collateral types; and

•         The need to ensure that any risk mitigation remains legally effective and enforceable.

*unaudited

Financial review  Capital and risk management

The business and credit teams are supported by specialist in-house documentation teams. The Group uses industry-standard loan and security documentation wherever possible. However, when non-standard documentation is used, external lawyers are employed to review it on a case-by-case basis. For further information refer to the Wholesale credit risk management and Personal credit risk management sub-section

Wholesale credit risk management

Wholesale credit risk management focuses on the credit risks arising from activities with corporate and SME clients as well as banks, other financial institutions and sovereigns.

Risk appetite frameworks*

Four formal frameworks are used to manage wholesale credit concentration risk. The Group continually reassesses its frameworks to ensure they remain appropriate for its varied business franchises and current economic conditions as well as to reflect further refinements in the Group’s risk measurement models.

Single name concentration

A single name concentration (SNC) framework addresses the risk of outsized loss arising from a concentration of credit risk to a single borrower or borrower group. The framework includes elevated approval authority, additional reporting and monitoring, and the requirement for plans to address exposures in excess of appetite.

SNC excesses are reviewed on a gross basis as well as on a net basis after taking mitigation into account.  All net excesses are managed through an approved, customer specific, exposure management plan. To reduce its SNC exposures, the Group may decide to sell excess amounts or rely on mitigation. To be considered effective under the framework, mitigation must be “eligible”. Examples of eligible credit risk mitigants include cash collateral, government or bank guarantees, credit default swaps or trade insurance. Eligible credit risk mitigants must also be structurally effective, legally certain, enforceable and characterised by an appropriate maturity profile.

Sector concentration

Sector concentration risk is the risk of an outsized loss arising from a concentration of credit risk to customers in the same sector or across sectors that are susceptible to similar stress events. The sector concentration framework enables the group to manage this risk and acts as one of the primary mechanisms for cascading the board-approved risk appetite to business franchises. It also details the controls for managing and reporting credit exposure to industry sectors.

The sector concentration framework was revised in 2014. Previously, sectors were classified according to size. Under the revised sector framework, sectors are classified according to their risk (based on EC and various qualitative factors) as well as size. This classification drives the level of oversight and frequency of sector reviews. Reviews may include an assessment of business strategy, credit risk profile, key risks and mitigants, the current and expected future external environment, vulnerability to stress events, regulatory developments and economic capital usage to derive a proposed risk appetite along with transaction acceptance standards.

As a result of the reviews carried out in 2014, the Group further reduced its risk appetite in its most material corporate sector, CRE, as well as a number of other corporate sectors such as retail, leisure and oil and gas. This was in addition to the reduction of RCR exposures.

Product and asset class concentration framework

Product and asset class concentration risk is the risk of an outsized loss arising from a concentration in certain products or asset classes. The product and asset class framework monitors specific credit risk types such as settlement or wrong-way risk and products such as long-dated derivatives or securitisations. These product and asset classes may require specific policies and expertise as well as tailored monitoring and reporting measures. In some cases specific limits and thresholds are deployed to ensure that the credit risk inherent in these lines of business and products is adequately controlled. Exposures are reviewed regularly in accordance with the product and asset class concentration framework. The reviews consider the risks inherent in each product or asset class, the risk controls applied, monitoring and reporting of the risk, the client base, and any emerging risks to ensure risk appetite remains appropriate.

Country concentration

The country concentration framework is described in the Country risk section on pages 116 to 120.

Risk assessment

The credit risk function assesses, approves and manages the credit risk associated with a borrower or group of related borrowers.

The Group Chief Credit Officer has established a framework of individual delegated authorities, which are set out in the RBS Group Credit Risk Policy. The framework requires at least two individuals to approve each credit decision, one from the business and one from the credit risk function. Both must hold appropriate delegated authority, which is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the framework. While both parties are accountable for the quality of each decision taken, the credit risk approver holds ultimate sanctioning authority.

*unaudited

Financial review  Capital and risk management

Assessments of credit risk must, at a minimum, specifically address the following elements:

•         The amount, terms, tenor, structure, conditions, purpose and appropriateness of all credit facilities;

•         Compliance with applicable RBS Group-wide and/or franchise-level credit policies;

•         The customer’s ability to meet obligations, based on an analysis of financial information and a review of payment and covenant compliance history;

•         The source of repayment and the customer’s risk profile, including its sector and sensitivity to economic and market developments, and any credit risk mitigation;

•         Refinancing risk - that is the risk of loss arising from the failure of a customer to settle an obligation on expiry of a facility through the drawdown of another credit facility provided by the Group or by another lender;

•         Consideration of other risks such as environmental, social and ethical, regulatory and reputational risks; and

•         The portfolio impact of the transaction, including the impact on any credit risk concentration limits or agreed business franchise risk appetite.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Risk mitigation

The group mitigates credit risk through the use of netting, collateral and the use of market standard documentation.

The types of collateral the Group takes to mitigate the credit risk arising from wholesale lending varies according to the nature of the counterparty and its assets. The most common types are:

•         Other physical assets - These may include stock, plant, equipment, machinery, vehicles, ships and aircraft. Such assets are suitable collateral only if the Group can identify, locate, and segregate them from other assets on which it does not have a claim. The Group values physical assets in a variety of different ways, depending on the type of asset concerned and may rely on balance sheet valuations in certain cases.

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

Problem debt management

Early problem identification

Each segment has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, credit officers within the business franchise may decide to place the customer on the Watchlist.

Watchlist*

For customers not managed in RCR, there are three Watch classifications - Amber, Red and Black - reflecting progressively deteriorating conditions. Watch Amber customers are performing customers who show early signs of potential financial difficulty, or have other characteristics that warrant closer monitoring. Watch Red customers are performing customers who show signs of declining creditworthiness and so require active management usually by Restructuring (formerly known as Global Restructuring Group). The Watch Black portfolio includes AQ10 exposures.

Once on the Watchlist, depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring. In accordance with Group-wide policies, a number of mandatory actions are taken, including a review of the customer’s credit grade and facility and security documentation.

In more material cases, a forum of experienced credit, portfolio management and remedial management specialists in either the relevant business or Restructuring may reassess the customer relationship strategy.

Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt. Such circumstances include deteriorating trading performance, imminent breach of covenant, challenging macroeconomic conditions, a late payment or the expectation of a missed payment.

For all Watch Red cases, credit specialists in the relevant business are required to consult with their counterparts in Restructuring on whether the relationship should be transferred to Restructuring (for more information on Restructuring, refer to the section below). Watch Red customers that continue to be managed by the business tend to be those requiring subject matter expertise that is available in the business rather than in Restructuring.

Remediation strategies available in the business include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific country and sector appetite, the credit quality of the customer, the market environment and the loan structure and security. For further information, refer to the Forbearance section below.

Other potential outcomes of the relationship review are to: take the customer off the Watchlist; offer additional lending and continue monitoring; transfer the relationship to Restructuring if appropriate; or exit the relationship altogether.

Customers managed in RCR are by their nature subject to heightened scrutiny and regular review against specific disposal plans. RCR customers are separately identified in the Group’s internal Watchlist reporting, with their Watchlist classification based on asset quality.

*unaudited

Financial review  Capital and risk management

Restructuring

Separately to the Credit Risk management function, the Restructuring team manages the Group’s wholesale problem debt portfolio in cases where its exposure to the customer exceeds £1 million. In addition, Restructuring has a specialist credit function, the Strategy Management Unit, for distressed bilateral lending where the exposure is between £250,000 and £1 million.

The factor common to all customers managed by Restructuring is that the group’s exposure is outside risk appetite. The primary function of Restructuring is to restore customers to an acceptable credit profile, minimise losses to the Group and protect the Group’s capital.

Specialists in Restructuring work with customers experiencing financial difficulties, and showing signs of financial stress, with the aim of restoring their business to financial health whenever possible. The objective is to find a mutually acceptable solution, including repayment, refinancing or transfer to another bank if that is the customer’s preferred option.

The specialists conduct a detailed assessment of the viability of the business, as well as the ability of management to deal with the causes of financial difficulty, focusing on both financial and operational issues. Following the assessment, various options are discussed with the customer (which may involve debt restructuring or forbearance or both) and bespoke solutions are developed.

If the customer’s finances are not viable and a mutually agreed exit is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the desired goal.

Forbearance

Definition

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties.

Concessions granted where there is no evidence of financial difficulty, or where any changes to terms and conditions are within usual risk appetite (for a new customer), or reflect improving credit market conditions for the customer, are not considered forbearance.

A number of options are available. These are tailored to the customer’s individual circumstances. The aim is to restore the customer to financial health and to minimise risk to the Group. To ensure that forbearance is appropriate for the needs and financial profile of the customer, the Group applies minimum standards when assessing, recording, monitoring and reporting forbearance.

Types of wholesale forbearance

Wholesale forbearance may involve the following types of concessions:

Payment concessions and loan rescheduling, including extensions in contractual maturity, may be granted to improve the customer’s liquidity. Concessions may also be granted on the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options have been used in CRE transactions, particularly during periods where a shortage of market liquidity has ruled out immediate refinancing and made short-term collateral sales unattractive.

Debt may be forgiven, or exchanged for equity, where the customer’s business condition or economic environment is such that it cannot meet obligations and where other forms of forbearance are unlikely to succeed. Debt forgiveness can be used for stressed corporate transactions and  are typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model, strategy and debt level are viable, maintaining the business as a going concern is the preferred option, rather than realising the value of the underlying assets.

The contractual margin may be amended to bolster the customer’s day-to-day liquidity to help sustain its business as a going concern. This would normally be a short-term solution. As set out above, the Group would seek to obtain a return commensurate to the risk that it is required to take and this can be structured as set out above.

A temporary covenant waiver, a recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, the Group would seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances. For example it may be structured as either increased margin on a cash or payment in kind basis, deferred return instruments or both. While the Group considers these types of concessions qualitatively different from other forms of forbearance, they constitute a significant proportion of wholesale forborne loans and are therefore included in these forbearance disclosures.

Loans may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms. All customers are assigned a PD and related facilities a LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms and any revised grading is incorporated in the calculation of the impairment loss provisions for the Group’s wholesale exposures. Where forbearance is no longer viable, the Group will consider other options such as the enforcement of security, insolvency proceedings or both.

The ultimate outcome of a forbearance strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business. The following are generally considered to be options of last resort:

•         Enforcement of security or otherwise taking control of assets - Where the Group holds collateral or other security interest and is entitled to enforce its rights, it may enforce its security or otherwise take control of the assets. The preferred strategy is to consider other possible options prior to exercising these rights.

•         Insolvency - Where there is no suitable forbearance option or the business is no longer sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

Financial review  Capital and risk management

The data presented in the forbearance disclosures include loans forborne during 2012 and 2013 which individually exceeded thresholds set at franchise or reportable segment level. The Group continues to refine its reporting processes for forborne loans. During 2012 the reporting threshold ranged from nil to £10 million and from 2013 until April 2014 thresholds ranged from nil to £3 million. From April 2014 no thresholds were in use.

Impairments for forbearance

Wholesale loans granted forbearance are individually assessed in most cases and are not therefore segregated into a separate risk pool.

Forbearance may result in the value of the outstanding debt exceeding the present value of the estimated future cash flows. This may result in the recognition of an impairment loss or a write-off.

Provisions for forborne wholesale loans are assessed in accordance with normal provisioning policies. The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, are considered in order to establish whether an impairment provision is required.

All wholesale customers are assigned a PD and related facilities a LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms and any revised grading incorporated in the calculation of the impairment loss provisions for the Group’s wholesale exposures.

For performing loans, credit metrics are an integral part of the latent provision methodology and therefore the impact of covenant concessions will be reflected in the latent provision. For non-performing loans, covenant concessions will be considered in determining the overall provision for these loans.

In the case of non-performing forborne loans, the loan impairment provision assessment almost invariably takes place prior to forbearance being granted. The amount of the loan impairment provision may change once the terms of the forbearance are known, resulting in an additional provision charge or a release of the provision in the period the forbearance is granted.

The transfer of wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers and the Credit Risk function in Restructuring. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written-off and the balance of the loan returned to performing status. This course of action is not dependent on a specified time period and follows the credit risk manager’s assessment that it is appropriate.

Impairments

Impairments in the wholesale portfolio decreased compared with 2013. This reflected a better economic environment as well as improvements in asset values in core markets.

There was a significant amount of credit impairment release during 2014, in particular in RCR where the favourable environment and efficient deal execution supported the disposal strategy. Improved market appetite and greater liquidity was demonstrated, particularly in Ireland, where assets have been realised more quickly and at better prices, than previously anticipated.

In the business and commercial elements of PBB and CPB, lower underlying customer defaults resulted in modest new impairments in the wholesale portfolio. The majority of provisions in the wholesale portfolio relate to CRE.

Watchlist*

At 31 December 2014, exposures to customers reported as Watchlist Red and managed by Restructuring were £833 million (2013 - £3,357 million) and those managed in the business were £171 million (2013 - £342 million).

The following table shows a sector breakdown of Watchlist Red customers managed by Restructuring.

Watch Red CRA by current exposure		2013			2012
	2014	Group			Group
	Group	excluding			excluding
	excluding RCR	Non-Core	Non-Core	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m
Property	291	1,024	625	1,649	2,312	1,574	3,886
Transport	28	76	8	84	143	20	163
Retail and leisure	176	554	39	593	646	49	695
Services	169	501	7	508	449	18	467
Other	169	395	128	523	533	164	697
Total	833	2,550	807	3,357	4,083	1,825	5,908

Key points

•         The number of Watchlist Red customers decreased significantly in 2014 as a result of the transfer of exposures to RCR. Customers managed in RCR are subject to heightened scrutiny and regular review against specific disposal plans.

•         The remaining Restructuring population decreased during the year both in number and value. This reflects a reduced flow of cases into Restructuring, repayments and cases improving from Watchlist Red.

*unaudited

Financial review  Capital and risk management

Forbearance

The table below shows the value of loans (excluding those for which the Group has initiated recovery procedures) where forbearance was completed during the year, by sector and type.

	2014				2013				2012
Wholesale forbearance during the year by sector		Non-		Provision		Non-		Provision		Non-		Provision
	Performing	performing	Total	coverage (1)	Performing	performing	Total	coverage (1)	Performing	performing	Total	coverage (1)
	£m	£m	£m	%	£m	£m	£m	%	£m	£m	£m	%
Property	488	3,731	4,219	71	739	3,644	4,383	61	1,124	1,127	2,251	21
Transport	25	34	59	61	49	30	79	45	115	10	125	68
Retail and leisure	198	376	574	58	340	295	635	43	231	81	312	27
Services	192	275	467	56	264	218	482	60	171	24	195	—
Other	241	199	440	56	234	157	391	45	344	64	408	35
	1,144	4,615	5,759	68	1,626	4,344	5,970	59	1,985	1,306	3,291	22

Note:

(1)    Provision coverage reflects impairment provision as a percentage of non-performing loans.

Forbearance arrangements
The table below shows the incidence of the main types of wholesale forbearance arrangements by loan value.

Wholesale forbearance during the year by arrangement type (1)	2014	2013	2012
	%	%	%
Payment concessions and loan rescheduling	78	82	60
Covenant-only concessions	13	17	27
Forgiveness of all or part of the outstanding debt	3	6	19
Variation in margin	2	1	9
Other (2)	7	45	5

Notes:

(1)    The total exceeds 100% as an individual case can involve more than one type of forbearance.

(2     The main types of ‘other’ concessions include formal ‘standstill’ agreements and release of security.

Key points

•         At 31 December 2014 loans totalling £2.5 billion were granted credit approval for forbearance but had not yet reached legal completion.  These loans are referred to as “In Process” and are not included in the tables above. 85% of these were non-performing loans, with an associated provision coverage of 60%; and 15% were performing loans.  The principal types of arrangements offered were payment concessions and loan rescheduling.

•         Loans forborne during 2013 and 2014 outstanding at 31 December 2014 were £7.6 billion, of which £1.8 billion relates to arrangements completed during 2013.

•         Additional provisions charged in 2014 relating to loans forborne during 2013 totalled £0.4 billion. Provision coverage of those loans at 31 December 2014 was 87%.

•         Non-RCR forborne cases that were performing as at Q4 2013 and are still performing as at Q4 2014 totalled £0.5 billion. By value, 98% of the performing non-RCR loans granted forbearance in 2013 remained performing at 31 December 2014.

Financial review  Capital and risk management

Personal credit risk management

Personal credit risk management focuses on the Group’s personal customers in UK PBB and Ulster Bank as well as personal lending activities in Private Banking.

Risk appetite

The Group uses a product and asset class framework to control credit risk for its personal businesses. The framework sets limits that measure and control, for each relevant franchise or reportable segment, the quality of both existing and new business. The actual performance of each portfolio is tracked relative to these limits and action taken where necessary. These limits apply to a range of credit risk related measures including expected loss of the portfolio, the expected loss in a given stress scenario, projected credit default rates and the LTV of personal mortgage portfolios.

Risk assessment

Personal lending entails making a large number of small-value loans. To ensure that these lending decisions are made consistently, the Group analyses credit information, including the historical debt servicing behaviour of customers with respect to both the Group and their other lenders. The Group then sets its lending rules accordingly, developing different rules for different products. The process is then largely automated, with customers receiving a credit score that reflects a comparison of their credit profile with the rule set. However, for relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions.

Risk mitigation

The Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages and home equity lending. The Group values residential property during the loan underwriting process by either appraising properties individually or valuing them collectively using statistically valid models. The Group updates residential property values quarterly using the relevant residential property index, namely the Halifax Quarterly Regional House Price Index in the UK, the Central Statistics Office Residential Property Price Index in the ROI, and the Nationwide House Price Index in Northern Ireland.

Problem debt management

Collections

Collections functions in each of the Group’s personal businesses provide support to customers who cannot meet their obligations to the Group. Such customers may miss a payment on their loan, borrow more than their agreed limit, or ask for help. Dedicated support teams are also in place to identify and help customers who have not yet missed a payment but may be facing financial difficulty. The collections function may use a range of tools to initiate contact with such customers, establish the cause of their financial difficulty and support them where possible. In the process, they may consider granting the customer forbearance.

Additionally, in the UK and Ireland support is provided to customers with unsecured loans who establish a repayment plan with the Group through a debt advice agency or a self-help tool. Such “breathing space” suspends collections activity for a 30-day period to allow time for the repayment plan to be put in place. Arrears continue to accrue for customer loans granted breathing space.

If collections strategies are unsuccessful the relationship is transferred to the recoveries team. For further details on recoveries, refer to page 68.

Forbearance

Definition

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer's financial difficulties.  Forbearance is granted either permanently or temporarily, following an assessment of the customer's circumstances.

Identification

Customers who contact the group directly because of financial difficulties, or who are already in payment arrears, may be granted forbearance. In the course of assisting customers, more than one forbearance treatment may be granted.

Types of personal forbearance

Forbearance is granted principally to customers with mortgages and less frequently to customers with unsecured loans.

Financial review  Capital and risk management

Mortgage portfolios

Forbearance options include, but are not limited:

•         Payment concessions - A temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period. Ulster Bank also offers payment concessions in the form of discounted interest rates that involve the forgiveness of some interest.

•         Capitalisation of arrears - The customer repays the arrears over the remaining term of the mortgage and returns to an up-to-date position.

•         Term extensions - The maturity date of the loan is extended.

•         Interest only conversions - The loan converts from principal and interest repayment to interest only repayment on a permanent or, in Ulster Bank only, temporary basis.

Unsecured portfolios

Types of forbearance offered in the unsecured portfolios vary by reportable segment.

Monitoring of forbearance

Forborne loans may be either performing or impaired and are subject to the same impairment triggers as the rest of the portfolio (refer to impairment section). A loan is deemed impaired if the borrower has failed to make repayments of principal, payments of interest or both for 90 days or more, or in the case of forborne loans, the borrower has been granted a payment concession such as interest forgiveness.

The granting of forbearance does not generally change the delinquency status of the loan affected. An exception is a loan for which the Group has agreed to capitalise arrears. Capitalisation of principal and interest in arrears brings the loan up to date. If it remains up to date for six months and is deemed likely to continue to do so, it is transferred to the performing book. In Ulster Bank, if a customer makes payments that reduce loan arrears below 90 days, the loan is transferred to the performing book. In addition, a small portfolio of loans past due 90 days is managed by PBB’s collections function. Loans in this portfolio may also be transferred to the performing book if the customer makes payments that reduce arrears below 90 days.

Mortgages granted forbearance are reviewed regularly to ensure that customers are meeting the agreed terms. Key metrics have been developed to record the proportion of loans that fail to meet the agreed terms over time, as well as the proportion of loans that return to performing with no arrears. Personal forbearance loans can be modified more than once.

Impairments for forbearance

Performing loans in UK PBB and Ulster Bank are subject to a latent loss provision but form a separate risk pool (for 24 months in UK PBB and for the period of forbearance in Ulster Bank). The higher of the observed default rates, or PD, is used in UK PBB in the latent provisioning calculations for these loans to ensure that appropriate provision is held. In Ulster Bank, the PD model used in latent provision calculations is calibrated separately for forborne loans, using information on the historic performance of loans subject to similar arrangements. Furthermore, for these portfolios the latent provision incorporates extended emergence periods. Once such loans are no longer separately identified, the use of account level PDs, refreshed monthly in the latent provision methodology, captures the underlying credit risk without a material time lag. There is no reassessment of the PD at the time forbearance is granted but the loan is subject to the latent provisioning methodology described above.

Provisions for all non-performing personal loans are collectively assessed. The loans are grouped by asset type. Characteristics such as LTVs, arrears status and default vintage are also considered when assessing recoverable amount and calculating the related provision requirement. Ulster Bank personal non-performing loans in the Republic of Ireland form a separate risk pool where specific LGDs are allocated using observed performance of these loans. While non-performing forbearance personal loans in the UK (10% of portfolio) do not form a separate risk pool, the LGD models used to calculate the collective impairment provision are affected by forbearance agreements.

Recoveries

Once a loan has been identified as impaired it is managed by recoveries teams in the relevant businesses. They seek to reduce the Group’s loss by maximising cash recovery while treating customers fairly. Where an acceptable repayment arrangement cannot be agreed with the customer litigation may be considered. In the UK and Northern Ireland, no repossession procedures are initiated until at least six months following the emergence of arrears (in the Republic of Ireland, regulations prohibit taking legal action for an extended period). Additionally, certain forbearance options are made available to customers managed by the recoveries function.

Impairments

Impairments in the personal portfolios decreased compared with 2013. Ulster Bank was a significant driver of this decrease as a result of the better economic environment and higher asset prices, which led to the release of credit impairments during the year. Outside of Ulster Bank, impairments in the UK portfolio decreased which also saw provision releases owing to rising asset prices and strong recoveries. The level of new impairments in the UK portfolio decreased by 33% compared to 2013.

Financial review  Capital and risk management

Key portfolios
Overview of personal portfolios split by product type and segment*
	2014				2013
			Private				Private
	UK PBB	Ulster Bank	Banking	Total	UK PBB	Ulster Bank	Banking	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages (1)	71,324	17,506	6,104	94,934	64,581	19,034	5,912	89,527
of which: interest only	16,072	1,263	5,265	22,600	16,271	2,069	4,836	23,176
buy-to-let	9,417	2,091	523	12,031	7,080	2,242	421	9,743
forbearance	2,761	3,880	50	6,691	3,054	2,782	55	5,891

Other lending (2)	8,775	591	4,876	14,242	9,713	740	4,978	15,431
of which: credit cards	3,332	192	124	3,648	3,810	212	129	4,151
loans	3,505	322	4,136	7,963	3,747	421	4,351	8,519
overdrafts	1,938	77	335	2,350	2,156	107	318	2,581
Total	80,099	18,097	10,980	109,176	74,294	19,774	10,890	104,958

Non-performing %	3.0%	20.3%	0.6%	5.6%	3.7%	18.3%	0.7%	6.1%

Notes:

(1)    It is possible for a mortgage loan to appear in more than one category.

(2)    There are other less material categories of personal lending not listed.

UK PBB

Overview

The majority of the UK PBB Personal portfolio consists of mortgages. Total gross personal lending of £80.1 billion comprised 73.4% of the Group’s gross personal lending of £109.2 billion. £71.3 billion related to mortgage lending and £8.8 billion to unsecured lending (loans, credit cards and overdrafts).

Mortgages

Risk mitigation

The table below shows LTVs for the UK PBB personal residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted-value basis. Loan balances are shown as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	2014				2013				2012
		Non-		Of which:		Non-		Of which:		Non-		Of which:
Loan-to-value ratio by value	Performing	performing	Total	IOL (1)	Performing	performing	Total	IOL (1)	Performing	performing	Total	IOL (1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
<= 50%	24,676	243	24,919	5,614	18,016	177	18,193	4,239	14,792	184	14,976	4,051
> 50% and <= 70%	26,745	434	27,179	6,879	23,187	313	23,500	6,371	17,383	249	17,632	5,400
> 70% and <= 90%	16,686	378	17,064	2,915	18,915	461	19,376	4,146	21,452	424	21,876	5,833
> 90% and <= 100%	1,654	85	1,739	469	2,054	167	2,221	917	3,681	207	3,888	1,263
> 100% and <= 110%	236	32	268	154	739	86	825	457	1,392	161	1,553	786
> 110% and <= 130%	68	14	82	34	225	45	270	131	777	110	887	429
> 130% and <= 150%	24	—	24	1	31	2	33	2	56	10	66	17
Total with LTVs	70,089	1,186	71,275	16,066	63,167	1,251	64,418	16,263	59,533	1,345	60,878	17,779
Other (2)	47	2	49	7	159	4	163	8	301	7	308	10
Total	70,136	1,188	71,324	16,073	63,326	1,255	64,581	16,271	59,834	1,352	61,186	17,789

Total portfolio average LTV (2)	57%	66%	57%		61%	74%	61%		65%	79%	65%

Average LTV on new originations during the year (2)			71%				66%				65%

Notes:

(1)    Interest only loans.

(2)    Where no indexed LTV is held.

(3)    Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

*unaudited

Financial review  Capital and risk management

Key points

•         The UK personal mortgage portfolio increased by 10% to £71.3 billion, of which £61.9 billion (2013 - £57.5 billion) was owner-occupied and £9.4 billion (2013 - £7.1 billion) buy-to-let.

•         Based on the Halifax Price Index at September 2014, the portfolio average indexed LTV by volume was 50.9% (2013 - 53.9%) and 56.8% by weighted value of debt outstanding (2013 - 60.8%). The ratio of total outstanding balances to total indexed property valuations was 44.7% (2013 - 47.8%).

•         Fixed interest rate products of varying time durations accounted for approximately 66%, with 3% a combination of fixed and variable rates and the remainder variable rate. Approximately 16% of owner-occupied mortgages were on interest only terms with a bullet repayment and 6% were on a combination of interest only and capital and interest.

•         During 2014 buy-to-let balances increased by £2.4 billion (33.4%) in support of UK PBB’s growth strategy with new business subject to rental cover and loan-to-value risk appetite requirements.  Approximately 65% of buy-to-let mortgages were on interest only lending terms with a bullet repayment, 32% repayable by regular capital and interest repayments and the remaining 3% a combination of interest only and capital and interest. Buy-to-let lending includes lending to customers who were originally owner occupiers who subsequently, with the agreement of the Group let out the property to a third party, this represents 22% of buy-to-let mortgages.

•         The portfolio average indexed LTV by weighted value of debt outstanding improved from 60.8% to 56.8%. Within owner-occupied, the average LTV by weighted value improved from 60.3% to 56.5% and within buy-to-let from 65.0% to 58.8%.

•         Gross new mortgage lending of £17.4 billion (2013 - £12.6 billion) had an average LTV by weighted value of 70.5%, which was higher than 2013 (66.4%), reflecting growth in the market and the Group’s strong support for the Help To Buy scheme. Within this: owner-occupier lending was £14.6 billion (2013 - £11.5 billion) and had an average LTV by weighted value of 71.8% (2013 - 66.8%). Buy-to-let lending was £2.8 billion (2013 - £1.1 billion) with an average LTV by weighted value of 63.9% (2013 - 63.2%).

•         All new mortgage business is subject to a comprehensive assessment which includes: i) an affordability test; ii) credit scoring; iii) a maximum loan-to-value of 90% (75% on buy-to-let), with the exception of government-backed schemes, for example Help to Buy and New Buy, where lending of up to 95% is provided: and iv) a range of policy rules that restrict the availability of credit to riskier borrowers.

•         The arrears rate (more than three payments in arrears, excluding repossessions and shortfalls after property sale), fell from 1.0% to 0.8%. The number of repossessions was also lower (523 compared with 756 in 2013). The arrears rate for buy-to-let mortgages was 0.6% (2013 - 0.9%).

•         There was an overall release of impairment provision of £5.5 million. This compares to a release of £2.5 million in 2013 and reflects improvements in underlying asset quality, including house price increases.

Arrears status and provisions
The mortgage arrears information for accounts in forbearance and related provision are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne
									balances (1)
	£m	£m	£m	£m	£m	£m	£m	£m	%
2014	2,391	7	208	8	162	12	2,761	27	3.9
2013	2,605	7	247	12	202	22	3,054	41	4.7
2012	2,355	12	255	12	239	31	2,849	55	4.7

Notes:

(1)    As a percentage of mortgage loans.

(2)    Until June 2014, forbearance in UK PBB included all changes to the contractual payment terms, including those where the customer was up-to-date on payments and there was no obvious evidence of financial difficulty. From July 2014, only customers exhibiting signs of financial stress are reported in forbearance disclosures.

(3)    Includes the current stock position of forbearance deals agreed since early 2008 for UK PBB.

The incidence of the main types of personal forbearance on the balance sheet are analysed below.
	2014	2013	2012
	£m	£m	£m
Interest only conversions - temporary and permanent	1,056	1,190	787
Term extensions - capital repayment and interest only	1,169	1,251	1,168
Payment concessions	148	150	133
Capitalisation of arrears	505	532	550
Other	80	132	211
Total (1)	2,958	3,255	2,849

Note:

(1)    As an individual case can include more than one type of arrangement, the analysis above exceeds the total value of cases subject to forbearance.

Financial review  Capital and risk management

The table below shows forbearance agreed during the year analysed between performing and non-performing.

	2014	2013	2012
	£m	£m	£m
Performing forbearance	416	674	163
Non-performing forbearance	65	69	14
Total forbearance (1,2)	481	743	177

Notes:

(1)    An individual case can include more than one type of arrangement.

(2)    Includes all arrangements agreed during the year (new customers and renewals) including those deals that have expired at the year end. Balances are as at the year end.

Key points

°          At 31 December 2014, forbearance balances where the forbearance treatment was provided in the last 24 months amounted to £0.6 billion representing 0.8% of total mortgage stock.

°          The flow of new forbearance was £184 million in the second half of 2014 compared to £395 million in the six months to 30 June 2014 which period covered changes in contractual terms for both financially stressed and non-financially stressed customers. The underlying flow of new forbearance continued on a downward trend and, on a like-for-like basis, was 21% lower in 2014 compared to 2013.

°          Since January 2008, 3.8% of total mortgage assets (£2.8 billion) have been subject to a forbearance arrangement with stock levels decreasing by 15.2% since 2013 year end. The year-on-year reduction partly reflects the change in definition to report only financially stressed customers from July 2014 onwards, on a like-for-like basis underlying stock was down by 10.1%.

°          The majority (92%) of UK PBB forbearance is permanent in nature (term extensions, capitalisation of arrears, historic conversions to interest only). Temporary forbearance comprises payment concessions such as reduced or deferred payments with such arrangements typically agreed for a period of three to six months.

°          The most frequently occurring forbearance types were term extensions (40% of forbearance loans at 31 December 2014), interest only conversions (36%) and capitalisations of arrears (17%). Conversions to interest only have only been permitted on a very exceptional basis since the fourth quarter of 2012 and have not been permitted for customers in financial difficulty since 2009.

°          Approximately 87% of forbearance loans were up to date with payments compared with approximately 98% of assets not subject to forbearance activity. The impairment provision cover on forbearance loans remained significantly higher than that on assets not subject to forbearance as a result of a bespoke provisioning methodology.

Financial review  Capital and risk management

Interest only*

UK PBB stopped offering interest only terms for owner-occupier mortgages from 1 December 2012. This policy is reviewed periodically. Interest only repayment remains an option for buy-to-let mortgages. Exposure to interest only reduced by 5% during 2014.

	2014	2013
	Mortgages	Mortgages
	£m	£m
Variable rate	8,716	10,840
Fixed rate	7,357	5,431
Interest only loans	16,073	16,271
Mixed repayment (1)	3,815	4,225
Total	19,888	20,496

Note:

(1)    Mortgages with partial interest only and partial capital repayments.

The tables below show interest only mortgage portfolios (excluding mixed repayment mortgages) split by type and by contractual year of maturity.

	2015 (1)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	275	700	2,550	3,464	4,337	4,513	234	16,073

	2014 (3)	2015-16	2017-21	2022-26	2027-31	2032-41	After 2041	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	250	635	2,646	3,400	4,417	4,677	246	16,271

Notes:

(1)    2015 includes pre-2015 maturity exposure.

(2)    Includes £1.1 billion (2013 - £1.2 billion) of repayment mortgages that have been granted interest only concessions (forbearance).

(3)    2014 includes pre-2014 maturity exposure.

The table below shows the arrears status of the personal mortgage portfolio by mortgage type.

	2014			2013
	Interest only			Interest only
	Bullet principal			Bullet principal
	repayment	Other	Total	repayment	Other	Total
	£m	£m	£m	£m	£m	£m
Arrears status
Current	15,620	54,233	69,853	15,709	47,139	62,848
1 to 90 days in arrears	279	695	974	337	769	1,106
90+ days in arrears	174	323	497	225	402	627
Total	16,073	55,251	71,324	16,271	48,310	64,581

*unaudited

Financial review  Capital and risk management

Key points

•         UK PBB’s interest only mortgages require full principal repayment (also known as a bullet payment) at the time of maturity. Typically such loans have remaining terms of between 10 and 20 years. Customers are reminded of the need to have an adequate repayment vehicle in place during the mortgage term.

•         Of the £16.1 billion interest only mortgages, £10.0 billion (61.9%) were residential owner occupied mortgages (2013 - £11.7 billion) and £6.1 billion (38.1%) related to buy-to-let lending (2013 - £4.5 billion).

•         Of the bullet loans that matured in the six months to 30 June 2014, 60.7% had been fully repaid by 31 December 2014. The unpaid balance totalled £36 million, of which 95.6% continued to meet agreed payment arrangements (including balances with a term extension agreed on either a capital and interest or interest only basis). Of the £36 million unpaid balance, 80.4% of the loans had an indexed LTV of 70% or less with 3.2% above 90%.

•         Customers may be offered an extension to the term of an interest only mortgage or a conversion of an interest only mortgage to one featuring repayment of both capital and interest, subject to affordability and characteristics such as the customers' income and ultimate repayment vehicle. These term extensions are considered forbearance and are subject to a bespoke provision methodology resulting in a higher provision rate.

•         UK PBB Personal recognises impairment provisions in respect of interest-only mortgages that are due to mature within five years. The impairment calculation is based on historical analysis coupled with data obtained from a sample of customers who were asked about how they intended to repay their borrowing at the end of term. The impairment provision held recognises that a proportion of customers may not be able to fulfil their contractual obligation to repay the debt. The analysis is updated as new trends and data become available.

Personal lending

•         The UK PBB personal lending portfolio comprised credit cards, unsecured loans and overdrafts, and totalled £8.8 billion at 31 December 2014 (2013 - £9.7 billion). Credit card balances fell by 12.5% reflecting NatWest Group’s withdrawal from the 0% interest rate balance transfer market. Unsecured loans fell by 6.5% and overdrafts fell by 10.1%.

•         The impairment charge on unsecured lending was £190 million for the year, down 12.5% on 2013. The reduction reflects continued strong underlying credit quality together with fortuitous recoveries from aged defaulted debt.

•         Forbearance levels are low and comprise reduced or deferred payments. Arrangements for the repayment of overdraft excesses or loan arrears can be agreed dependent on affordability. Where repayment arrangements are not affordable debt consolidation loans can be provided to customers in collections. £72.4 million of balances (0.8% of the total unsecured balances) were subject to forbearance at the 2014 year end.

*unaudited

Financial review  Capital and risk management

Ulster Bank

Overview

The majority (97%) of the Ulster Bank personal portfolio related to mortgage lending. Total gross lending of £18.1 billion comprised 16.6% of the Group’s gross lending of £109.2 billion. £17.5 billion related to mortgage lending and £0.6 billion to unsecured lending (loans and overdrafts).

Mortgages

Risk mitigation

The table below shows LTVs for the Ulster Bank personal residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	2014				2013				2012
		Non-		Of which:		Non-		Of which:		Non-		Of which:
Loan-to-value ratio by value	Performing	performing	Total	IOL (1)	Performing	performing	Total	IOL (1)	Performing	performing	Total	IOL (1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
<= 50%	2,529	188	2,717	100	2,025	170	2,195	113	2,182	274	2,456	166
> 50% and <= 70%	2,316	203	2,519	118	1,837	195	2,032	118	1,635	197	1,832	170
> 70% and <= 90%	2,856	276	3,132	184	2,326	288	2,614	206	2,019	294	2,313	271
> 90% and <= 100%	1,406	174	1,580	101	1,214	162	1,376	122	1,119	156	1,275	169
> 100% and <= 110%	1,404	203	1,607	127	1,302	182	1,484	129	1,239	174	1,413	181
> 110% and <= 130%	2,382	512	2,894	295	2,509	461	2,970	332	2,412	397	2,809	457
> 130% and <= 150%	1,554	547	2,101	218	2,202	549	2,751	425	2,144	474	2,618	613
> 150%	481	475	956	120	2,385	1,227	3,612	624	3,156	1,290	4,446	1,110
Total	14,928	2,578	17,506	1,263	15,800	3,234	19,034	2,069	15,906	3,256	19,162	3,137

Total portfolio average LTV (2)	88%	115%	92%		103%	130%	108%		108%	132%	112%

Average LTV on new originations during the year (2)			75%				73%				74%

Notes:

(1)    Interest only loans.

(2)    Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

Key points

•         Of Ulster Bank’s portfolio of £17.5 billion, 86% was in the Republic of Ireland and 14% in Northern Ireland. The portfolio decreased 5.6% during the year as a result of exchange rate movement and amortisation.

•         The assets included £2.1 billion (12%) of residential buy-to-let loans.

•         The interest rate product mix was approximately 64% on tracker rate products, 23% on variable rate products and 13% on fixed rate.

•         Interest only represented 7% of the total portfolio.

•         Ulster Bank stopped offering interest only loans as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012.

•         The average individual LTV on new originations was 75% in 2014, (2013 - 73%); the volume of new business increased from £438 million in 2013 to £618 million in 2014. The maximum LTV available to Ulster Bank customers was 90%.

•         Based on updated house price indices as at October 2014, the portfolio average indexed LTV improved from 108% to 92% during 2014, reflecting positive house price index trends over the last 12 months. In particular, the Republic of Ireland house price index increased by 16% during 2014, with the Irish market being led by the Dublin area, where the index increased by 22% during the year. The Republic of Ireland house price index is 38% below its peak, which was in September 2007.

•         The average LTV of new business for owner occupier mortgages was 75%, compared to 69% for buy-to-let.

•         Indexed loan to value, excluding 2014 new business, was 93% as at 31 December 2014.

•         Repossessions increased to 497 in 2014 from 262 in 2013.

•         Ulster Bank provisioning methodology used a point-in-time provision rate based on the latest available house price index prepared by the Central Statistics Office. This is used to create an indexed valuation at property level, which also takes into account costs of realisation and a discount for forced sales, and is one of the primary factors used in the determination of the likely size of the loss upon crystallisation. Loss likelihood rates are also determined and (amongst other considerations) assess whether an active forbearance arrangement is in place. The provision rate is then a combination of these measures and is updated as required depending on the movement of the drivers applied as part of the methodology.

•         REIL increased from £3.2 billion to £3.4 billion primarily reflecting higher forbearance arrangements. Provision coverage was lower at 41% (2013 - 53%) reflecting an increase in collateral values.

Financial review  Capital and risk management

Arrears status and provisions
The mortgage arrears information for accounts in forbearance and related provision are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne
									balances (1)
	£m	£m	£m	£m	£m	£m	£m	£m	%
2014	2,231	299	689	110	960	267	3,880	676	22.2
2013	1,362	166	631	76	789	323	2,782	565	14.6
2012	915	100	546	60	527	194	1,988	354	10.4

Notes:

(1)    As a percentage of mortgage loans.

(2)    Forbearance in Ulster Bank includes all changes to the contractual payment terms, including those where the customer is up-to-date on payments and there is no obvious evidence of financial difficulty.

(3)    Includes the current stock position of forbearance deals agreed since early 2009 for Ulster Bank.

The incidence of the main types of personal forbearance on the balance sheet are analysed below.

	2014	2013	2012
	£m	£m	£m
Interest only conversions - temporary and permanent	346	512	924
Term extensions - capital repayment and interest only	501	325	183
Payment concessions (1)	2,305	1,567	762
Capitalisation of arrears	1,364	494	119
Total (2)	4,516	2,898	1,988

Notes:

(1)    Includes £77 million of loans (2013 - £365 million; 2012 - £10 million) where an interest rate discount has been agreed resulting in a reduction of contractual cash flows through forgiveness of interest.

(2)    As an individual case can include more than one type of arrangement, the analysis above exceeds the total value of cases subject to forbearance.

The table below shows forbearance agreed during the year split between performing and non-performing.

	2014	2013	2012
	£m	£m	£m
Performing forbearance	2,177	2,223	2,111
Non-performing forbearance	1,053	1,213	1,009
Total forbearance (1,2)	3,230	3,436	3,120

Notes:

(1)    An individual case can include more than one type of arrangement.

(2)    Includes all arrangements agreed during the year (new customers and renewals) including those deals that have expired at the year end. Balances are as at the year end.

Financial review  Capital and risk management

Key points

°          At 31 December 2014, 22.2% of total mortgage assets (£3.9 billion) were subject to a forbearance arrangement (agreed since early 2009), an increase of 40% (£2.8 billion) from 31 December 2013. This reflects Ulster Bank’s proactive strategies to contact customers in financial difficulty to offer assistance.

°          Although the forbearance stock increased by 40% during the year, the number of customers approaching Ulster Bank for assistance for the first time has declined through 2014. This can be attributed to a greater number of mortgages being moved to longer-term arrangements, and therefore not exiting forbearance.

°          The majority of loans subject to forbearance arrangements (75%) were less than 90 days in arrears.

°          The mix of forbearance treatments in Ulster Bank changed, with an increase in longer-term solutions. A total of 61% of forbearance loans were subject to a long-term arrangement at 31 December 2014 (2013 - 41%). These long-term arrangements were comprised of: i) Capitalisations which represented 30% of forbearance stock at 31 December 2014 (2013 - 17%); ii) Term extensions - 11% (unchanged from 2013); and iii) economic concessions - 20% (2013 - 13%). Economic concessions are offered for periods up to eight years and incorporate different levels of repayment based on customer circumstances.

°          The remaining forbearance loans were short-term arrangements accounting for 39% of the forbearance portfolio.

°          Temporary interest only arrangements decreased during 2014 to 8% of forbearance loans at 31 December 2014 (2013 - 18%). This reflects Ulster Bank’s strategy to transition customers in financial difficulty to long-term arrangements.

°          Payment concessions represented the remaining 31%, comprising: arrangements where payments amortised the outstanding balance (26%); a diminishing portfolio of arrangements that negatively amortised (4%); and payment holidays (1%).

°          The impairment provision cover on forbearance loans remained significantly higher than that on assets not subject to forbearance.

Interest only*

Ulster Bank stopped offering interest only loans as a standard mortgage offering for new lending in the Republic of Ireland in 2010 and in Northern Ireland in 2012. Interest only mortgages are now granted only to high net worth customers or customers in need of forbearance.

	2014	2013
	Mortgages	Mortgages
	£m	£m
Variable rate	1,238	2,031
Fixed rate	25	38
Interest only loans	1,263	2,069
Mixed repayment (1)	204	277
Total	1,467	2,346

Note:

(1)    Mortgages with partial interest only and partial capital repayments.

*unaudited

Financial review  Capital and risk management

The tables below show interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2015 (1)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	9	30	80	109	250	152	26	656
Conversion to amortising (2,3)	366	206	29	2	4	—	—	607
Total	375	236	109	111	254	152	26	1,263

	2014 (4)	2015-16	2017-21	2022-26	2027-31	2032-41	After 2041	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	10	25	85	106	224	200	28	678
Conversion to amortising (2,3)	864	350	120	9	13	27	8	1,391
Total	874	375	205	115	237	227	36	2,069

Notes:

(1)    2015 includes pre-2015 maturity exposure.

(2)    Includes £0.3 billion (2013 - £0.5 billion) of repayment mortgages that have been granted interest only concessions (forbearance).

(3)    Maturity date relates to the expiry of the interest only period.

(4)    2014 includes pre-2014 maturity exposure.

The table below show the arrears status of the personal mortgage portfolio by mortgage type.

	2014				2013
	Interest only				Interest only
	Bullet principal	Conversion to			Bullet principal	Conversion to
	repayment	amortising	Other	Total	repayment	amortising	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Arrears status
Current	561	474	12,756	13,791	565	1,053	12,642	14,260
1 to 90 days in arrears	25	54	1,058	1,137	35	152	1,352	1,539
90+ days in arrears	70	79	2,429	2,578	78	186	2,971	3,235
Total	656	607	16,243	17,506	678	1,391	16,965	19,034

Key points

•         Ulster Bank’s interest only mortgages require full principal repayment (bullet) at the time of maturity; or payment of both capital and interest from the end of the interest only period, typically seven years, so that customers meet their contractual repayment obligations. For bullet customers, contact strategies are in place to remind them of the need to repay principal at the end of the mortgage term.

•         Typically interest only mortgages have a remaining term of 16 years.

•         Of the bullet mortgages that matured in the six months to 30 June 2014 (£3.3 million), 37% had been fully repaid by 31 December 2014 leaving residual balances of £2.1 million, 81% of which were meeting the terms of a revised repayment schedule. Of the amortising loans that matured in the six months to 30 June 2014 (£232.6 million), 66% were either fully repaid or meeting the terms of a revised repayment schedule.

•         Of the £1.3 billion interest only mortgages £0.9 billion related to owner-occupier mortgages and £0.3 billion related to buy-to-let mortgages.

Personal lending

•         The Ulster Bank personal lending portfolio comprised credit cards, unsecured loans and overdrafts, and totalled £591 million at 31 December 2014 (2013 - £740 million). Loans decreased by 24%.

•         The impairment charge on unsecured lending was £19.9 million for the year, down 12% on 2013.

•         Unsecured retail forbearance was £4 million in 2014 (out of £591 million unsecured loans).

*unaudited

Financial review  Capital and risk management

Private Banking

Overview

The majority of the Private Banking personal lending portfolio relates to mortgage lending. Total gross lending of £11.0 billion comprised 10.1% of the Group’s gross personal lending of £109.2 billion. £6.1 billion related to mortgage lending and £4.9 billion to other lending (loans, overdrafts and current accounts).

Mortgages

Risk mitigation

The table below shows LTVs for the Private Banking residential mortgage portfolio split between performing (AQ1-AQ9) and non-performing (AQ10), with the average LTV calculated on a weighted value basis. Loan balances are shown as at the end of the year whereas property values are calculated using property index movements since the last formal valuation.

	2014				2013				2012
		Non-		Of which:		Non-		Of which:		Non-		Of which:
Loan-to-value ratio by value	Performing	performing	Total	IOL (1)	Performing	performing	Total	IOL (1)	Performing	performing	Total	IOL (1)
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
<= 50%	2,640	6	2,646	2,415	2,585	13	2,598	2,279	3,012	7	3,019	2,693
> 50% and <= 70%	2,562	3	2,565	2,225	2,338	13	2,351	1,884	1,666	3	1,669	1,471
> 70% and <= 90%	683	11	694	456	656	21	677	420	423	7	430	241
> 90% and <= 100%	35	4	39	26	34	1	35	22	14	1	15	15
> 100% and <= 110%	23	2	25	25	34	—	34	33	12	—	12	11
> 110% and <= 130%	9	—	9	9	12	—	12	12	10	—	10	9
> 130% and <= 150%	4	—	4	4	2	—	2	2	14	—	14	14
> 150%	13	2	15	12	8	—	8	7	19	—	19	19
Total with LTVs	5,969	28	5,997	5,172	5,669	48	5,717	4,659	5,170	18	5,188	4,473
Other (2)	107	—	107	93	195	—	195	177	256	—	256	234
Total	6,076	28	6,104	5,265	5,864	48	5,912	4,836	5,426	18	5,444	4,707

Total portfolio average LTV (3)	51%	78%	51%		50%	63%	50%		44%	55%	44%

Average LTV on new originations during the year (3)			47%				49%

Notes:

(1)    Interest only loans.

(2)    Where no indexed LTV is held.

(3)    Average LTV weighted by value is calculated using the LTV on each individual mortgage and applying a weighting based on the value of each mortgage.

Forbearance

Forbearance is offered to private banking customers on a limited basis and represents less than 0.8% of the total mortgage portfolio. The main types of forbearance offered are in the form of term extensions.

Arrears status and provisions
The mortgage arrears information for accounts in forbearance and related provision are shown in the tables below.

	No missed payments		1-3 months in arrears		>3 months in arrears		Total
	Balance	Provision	Balance	Provision	Balance	Provision	Balance	Provision	Forborne
									balances (1)
	£m	£m	£m	£m	£m	£m	£m	£m	%
2014	50	—	—	—	—	—	50	—	0.8
2013	52	—	2	—	1	—	55	—	0.9
2012	35	—	—	—	7	—	42	—	0.8

Note:

(1)    As a percentage of mortgage loans.

	2014	2013	2012
	£m	£m	£m
Interest only conversions - temporary and permanent	1	—	6
Term extensions - capital repayment and interest only	32	24	24
Payment concessions	13	6	9
Other	4	25	3
Total (1)	50	55	42

Note:

(1)    As an individual case can include more than one type of arrangement, the analysis above exceeds the total value of cases subject to forbearance.

Financial review  Capital and risk management

The table below shows forbearance agreed during the year split between performing and non-performing.

	2014	2013	2012
	£m	£m	£m
Performing forbearance	27	29	18
Non-performing forbearance	10	6	2
Total forbearance (1,2)	37	35	20

Notes:

(1)    An individual case can include more than one type of arrangement.

(2)    Includes all arrangements agreed during the year (new customers and renewals) including those deals that have expired at the year end. Balances are as at the year end.

Interest only*

Private Banking portfolios offer interest only mortgages to high net worth customers.

The table below shows interest only mortgages by interest rate and repayment type.

	2014		2013
	Mortgages	Other loans	Mortgages	Other loans
	£m	£m	£m	£m
Variable rate	3,793	1,605	3,962	1,167
Fixed rate	1,472	94	874	67
Interest only loans	5,265	1,699	4,836	1,234
Mixed repayment (1)	—	1	375	1
Total	5,265	1,700	5,211	1,235

Note:

(1)    Mortgages with partial interest only and partial capital repayments.

The tables below show interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2015 (1)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	1,202	1,404	1,965	425	162	106	1	5,265

	2014 (2)	2015-16	2017-21	2022-26	2027-31	2032-41	After 2041	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	162	750	1,506	2,021	258	96	43	4,836

Notes:

(1)    2015 includes pre-2015 maturity exposure.

(2)    2014 includes pre-2014 maturity exposure.

The table below shows the arrears status of Private Banking’s personal mortgage portfolio by mortgage type.

	2014			2013
	Interest only			Interest only
	Bullet principal			Bullet principal
	repayment	Other	Total	repayment	Other	Total
	£m	£m	£m	£m	£m	£m
Arrears status
Current	5,259	832	6,091	4,787	1,069	5,856
1 to 90 days in arrears	4	6	10	16	4	20
90+ days in arrears	2	1	3	33	3	36
Total	5,265	839	6,104	4,836	1,076	5,912

*unaudited

Financial review  Capital and risk management

Balance sheet analysis
81	Financial assets
81	- Exposure summary
83	- Sector concentration
87	- Asset quality
91	Debt securities
94	Derivatives
94	REIL, provisions and AFS reserves

Financial review  Capital and risk management

Balance sheet analysis

The analyses in this section are provided to support the discussion on credit risk on pages 57 to 79. All disclosures are audited.

Financial assets

Exposure summary

The following table analyses the Group’s financial assets exposures, both gross and net of offset arrangements.

	Group
2014	Gross	IFRS	Carrying	Balance sheet	Exposure
	exposure	offset (1)	value	offset (2)	post offset
	£m	£m	£m	£m	£m
Cash and balances at central banks	2,709	—	2,709	—	2,709
Reverse repos	24,547	(15,872)	8,675	(265)	8,410
Lending	167,103	—	167,103	(6,795)	160,308
Debt securities	13,047	—	13,047	—	13,047
Equity shares	779	—	779	—	779
Derivatives	1,231	(5)	1,226	(259)	967
Settlement balances	3,486	(1,776)	1,710	—	1,710
Total third party	212,902	(17,653)	195,249	(7,319)	187,930
Amounts due from holding company and fellow subsidiaries	108,094	—	108,094	(1,715)	106,379
Total gross of short positions	320,996	(17,653)	303,343	(9,034)	294,309
Short positions	(6,827)	—	(6,827)	—	(6,827)
Net of short positions	314,169	(17,653)	296,516	(9,034)	287,482

2013
Cash and balances at central banks	2,493	—	2,493	—	2,493
Reverse repos	40,266	(21,770)	18,496	(4,060)	14,436
Lending	166,192	—	166,192	(8,190)	158,002
Debt securities	20,381	—	20,381	—	20,381
Equity shares	923	—	923	—	923
Derivatives	1,810	(224)	1,586	(167)	1,419
Settlement balances	3,881	(2,035)	1,846	(262)	1,584
Total third party	235,946	(24,029)	211,917	(12,679)	199,238
Amounts due from holding company and fellow subsidiaries	135,324	—	135,324	(1,668)	133,656
Total gross of short positions	371,270	(24,029)	347,241	(14,347)	332,894
Short positions	(8,254)	—	(8,254)	—	(8,254)
Net of short positions	363,016	(24,029)	338,987	(14,347)	324,640

2012
Cash and balances at central banks	2,298	—	2,298	—	2,298
Reverse repos	52,999	(25,482)	27,517	(2,677)	24,840
Lending	173,824	—	173,824	(7,066)	166,758
Debt securities	32,360	—	32,360	—	32,360
Equity shares	898	—	898	—	898
Derivatives	2,438	(184)	2,254	(25)	2,229
Settlement balances	4,346	(1,984)	2,362	(1,401)	961
Total third party	269,163	(27,650)	241,513	(11,169)	230,344
Amounts due from holding company and fellow subsidiaries	133,278	—	133,278	—	133,278
Total gross of short positions	402,441	(27,650)	374,791	(11,169)	363,622
Short positions	(11,840)	—	(11,840)	—	(11,840)
Net of short positions	390,601	(27,650)	362,951	(11,169)	351,782

Notes:

(1)    Relates to offset arrangements that comply with IFRS criteria and transactions cleared through and novated to central clearing houses, primarily London Clearing House and US Government Securities Clearing Corporation.

(2)    This reflects the amounts by which the Group’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending.

Financial review  Capital and risk management

Balance sheet analysis: continued

Exposure summary continued

The following table analyses the Bank’s financial assets exposures, both gross and net of offset arrangements.

	Bank
2014	Carrying	Balance sheet	Exposure
	value	offset (1)	post offset
	£m	£m	£m
Cash and balances at central banks	1,054	—	1,054
Lending	124,084	(6,569)	117,515
Equity shares	5	—	5
Derivatives	983	(258)	725
Settlement balances	42	—	42
Total third party	126,168	(6,827)	119,341
Amounts due from holding company and fellow subsidiaries	81,628	(1,466)	80,162
Total	207,796	(8,293)	199,503

2013
Cash and balances at central banks	734	—	734
Lending	119,886	(7,921)	111,965
Equity shares	15	—	15
Derivatives	1,102	—	1,102
Settlement balances	81	—	81
Total third party	121,818	(7,921)	113,897
Amounts due from holding company and fellow subsidiaries	93,237	(1,524)	91,713
Total	215,055	(9,445)	205,610

2012
Cash and balances at central banks	921	—	921
Lending	119,845	(6,998)	112,847
Equity shares	10	—	10
Derivatives	1,799	—	1,799
Settlement balances	83	(828)	(745)
Total third party	122,658	(7,826)	114,832
Amounts due from holding company and fellow subsidiaries	85,874	—	85,874
Total	208,532	(7,826)	200,706

Note:

(1)    This reflects the amounts by which the Bank’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending.

Key points

•         Group financial assets net third party exposure fell by £11.3 billion or 6% principally reflecting lower funded assets as both CIB and RCR implemented strategic balance sheet reductions through wind-down and disposals.

•         The major components of net exposure that are uncollateralised are cash and balances at central banks, unsecured commercial, corporate and bank loans and debt securities.

•         Of the £13 billion of debt securities, £2.3 billion are asset-backed but underlying collateral is not reflected above as the Group only has access to cash flows from the collateral.

Financial review  Capital and risk management

Balance sheet analysis continued

Sector concentration

The following tables analyse the Group’s financial assets by industry sector.

		Group
	2014	Reverse		Securities		Derivatives	Other	Balance		Exposure
		repos	Lending	Debt	Equity		financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	10	1,167	9,213	—	2	237	10,629	(970)	9,659
Financial institutions	- banks	3,017	4,623	337	2	61	2,709	10,749	(2)	10,747
	- other	5,648	3,055	3,081	762	282	1,434	14,262	(1,318)	12,944
	Personal - mortgages	—	95,269	—	—	—	—	95,269	—	95,269
	- unsecured	—	13,449	—	—	—	—	13,449	—	13,449
	Property	—	24,285	1	2	374	5	24,667	(308)	24,359
	Construction	—	2,614	2	—	4	—	2,620	(741)	1,879
	Manufacturing	—	4,401	148	3	45	5	4,602	(498)	4,104
	Finance leases and instalment credit	—	181	11	—	—	—	192	(1)	191
	Retail, wholesale and repairs	—	7,439	35	—	44	3	7,521	(953)	6,568
	Transport and storage	—	1,515	25	5	21	—	1,566	(214)	1,352
	Health, education and leisure	—	6,785	14	—	188	—	6,987	(552)	6,435
	Hotels and restaurants	—	3,372	—	20	45	—	3,437	(140)	3,297
	Utilities	—	707	12	—	57	—	776	(198)	578
	Other	—	12,149	168	—	103	26	12,446	(1,424)	11,022
	Total third party	8,675	181,011	13,047	794	1,226	4,419	209,172	(7,319)	201,853
	Amounts due from holding company and
	fellow subsidiaries	—	104,300	782	—	2,672	340	108,094	(1,715)	106,379
	Total gross of provisions	8,675	285,311	13,829	794	3,898	4,759	317,266	(9,034)	308,232
	Provisions	—	(13,908)	—	(15)	—	—	(13,923)	n/a	(13,923)
	Total	8,675	271,403	13,829	779	3,898	4,759	303,343	(9,034)	294,309

	2013
	Central and local government	247	1,416	10,552	—	3	221	12,439	(1,145)	11,294
Financial institutions	- banks	4,297	5,070	332	127	49	2,493	12,368	—	12,368
	- other	13,951	3,193	8,554	744	547	1,543	28,532	(5,413)	23,119
	Personal - mortgages	—	90,629	—	—	—	—	90,629	—	90,629
	- unsecured	—	14,368	—	—	—	—	14,368	—	14,368
	Property	—	30,108	—	12	361	—	30,481	(267)	30,214
	Construction	—	3,048	2	8	8	7	3,073	(1,098)	1,975
	Manufacturing	—	4,059	299	2	54	19	4,433	(798)	3,635
	Finance leases and instalment credit	—	183	8	—	—	—	191	(15)	176
	Retail, wholesale and repairs	—	7,189	87	—	126	11	7,413	(1,359)	6,054
	Transport and storage	—	1,817	76	7	30	—	1,930	(227)	1,703
	Health, education and leisure	—	7,155	64	1	179	14	7,413	(605)	6,808
	Hotels and restaurants	—	3,687	4	7	43	—	3,741	(84)	3,657
	Utilities	—	1,059	38	—	79	—	1,176	(290)	886
	Other	1	11,183	365	43	107	31	11,730	(1,378)	10,352
	Total third party	18,496	184,164	20,381	951	1,586	4,339	229,917	(12,679)	217,238
	Amounts due from holding company and
	fellow subsidiaries	—	129,451	2,547	—	1,931	1,395	135,324	(1,668)	133,656
	Total gross of provisions	18,496	313,615	22,928	951	3,517	5,734	365,241	(14,347)	350,894
	Provisions	—	(17,972)	—	(28)	—	—	(18,000)	n/a	(18,000)
	Total	18,496	295,643	22,928	923	3,517	5,734	347,241	(14,347)	332,894

For the note to these tables refer to page 86.

Financial review  Capital and risk management

	Balance sheet analysis continued
		Group
		Reverse		Securities			Other	Balance		Exposure
		repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset (1)	post offset
	2012	£m	£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	—	1,253	14,140	—	6	500	15,899	(644)	15,255
Financial institutions	- banks	4,706	5,197	473	—	26	2,298	12,700	—	12,700
	- other	22,807	3,840	16,797	867	750	1,783	46,844	(3,571)	43,273
	Personal - mortgages	—	86,602	—	—	—	—	86,602	—	86,602
	- unsecured	—	16,230	—	—	—	—	16,230	—	16,230
	Property	—	33,677	8	30	681	—	34,396	(819)	33,577
	Construction	—	3,534	3	1	16	—	3,554	(1,080)	2,474
	Manufacturing	—	4,978	154	15	77	17	5,241	(1,448)	3,793
	Finance leases and instalment credit	—	203	—	—	—	—	203	—	203
	Retail, wholesale and repairs	—	7,905	58	1	89	1	8,054	(1,227)	6,827
	Transport and storage	—	2,014	30	—	38	—	2,082	(404)	1,678
	Health, education and leisure	—	7,434	168	—	282	31	7,915	(700)	7,215
	Hotels and restaurants	—	4,145	11	—	72	—	4,228	(126)	4,102
	Utilities	—	1,253	96	15	91	7	1,462	(535)	927
	Other	4	9,950	422	7	126	23	10,532	(615)	9,917
	Total third party	27,517	188,215	32,360	936	2,254	4,660	255,942	(11,169)	244,773
	Amounts due from holding company
	and fellow subsidiaries	—	128,191	2,555	—	2,532	—	133,278	—	133,278
	Total gross of provisions	27,517	316,406	34,915	936	4,786	4,660	389,220	(11,169)	378,051
	Provisions	—	(14,391)	—	(38)	—	—	(14,429)	n/a	(14,429)
	Total	27,517	302,015	34,915	898	4,786	4,660	374,791	(11,169)	363,622

For the note to this table refer to page 86.

Financial review  Capital and risk management

Balance sheet analysis continued

The following tables analyse the Bank’s financial assets by industry sector.

		Bank
	2014		Securities		Derivatives	Other	Balance		Exposure
		Lending	Debt	Equity		financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	1,112	—	—	2	—	1,114	(970)	144
Financial institutions	- banks	1,805	—	2	3	1,054	2,864	(2)	2,862
	- other	2,030	—	3	229	2	2,264	(1,052)	1,212
	Personal - mortgages	71,303	—	—	—	—	71,303	—	71,303
	- unsecured	9,027	—	—	—	—	9,027	—	9,027
	Property	13,242	—	—	370	5	13,617	(275)	13,342
	Construction	1,836	—	—	4	—	1,840	(710)	1,130
	Manufacturing	3,182	—	—	36	5	3,223	(486)	2,737
	Finance leases and instalment credit	17	—	—	—	—	17	(1)	16
	Retail, wholesale and repairs	5,858	—	—	40	3	5,901	(918)	4,983
	Transport and storage	868	—	—	14	—	882	(208)	674
	Health, education and leisure	5,770	—	—	182	—	5,952	(544)	5,408
	Hotels and restaurants	2,460	—	—	45	—	2,505	(135)	2,370
	Utilities	139	—	—	17	—	156	(147)	9
	Other	7,965	—	—	41	27	8,033	(1,379)	6,654
	Total third party	126,614	—	5	983	1,096	128,698	(6,827)	121,871
	Amounts due from holding company
	and fellow subsidiaries	78,717	782	—	2,129	—	81,628	(1,466)	80,162
	Total gross of provisions	205,331	782	5	3,112	1,096	210,326	(8,293)	202,033
	Provisions	(2,530)	—	—	—	—	(2,530)	n/a	(2,530)
	Total	202,801	782	5	3,112	1,096	207,796	(8,293)	199,503

	2013
	Central and local government	1,360	—	—	3	—	1,363	(1,145)	218
Financial institutions	- banks	2,670	—	2	4	734	3,410	—	3,410
	- other	2,165	—	13	264	—	2,442	(924)	1,518
	Personal - mortgages	64,541	—	—	—	—	64,541	—	64,541
	- unsecured	10,203	—	—	—	—	10,203	—	10,203
	Property	14,723	—	—	336	—	15,059	(242)	14,817
	Construction	2,238	—	—	8	7	2,253	(1,060)	1,193
	Manufacturing	2,768	—	—	36	19	2,823	(782)	2,041
	Finance leases and instalment credit	17	—	—	—	—	17	(15)	2
	Retail, wholesale and repairs	5,437	—	—	100	11	5,548	(1,316)	4,232
	Transport and storage	1,007	—	—	14	—	1,021	(218)	803
	Health, education and leisure	6,019	—	—	177	14	6,210	(595)	5,615
	Hotels and restaurants	2,508	—	—	43	—	2,551	(78)	2,473
	Utilities	500	—	—	43	—	543	(290)	253
	Other	6,863	—	—	74	30	6,967	(1,256)	5,711
	Total third party	123,019	—	15	1,102	815	124,951	(7,921)	117,030
	Amounts due from holding company
	and fellow subsidiaries	89,201	2,496	—	1,540	—	93,237	(1,524)	91,713
	Total gross of provisions	212,220	2,496	15	2,642	815	218,188	(9,445)	208,743
	Provisions	(3,133)	—	—	—	—	(3,133)	n/a	(3,133)
	Total	209,087	2,496	15	2,642	815	215,055	(9,445)	205,610

For the note to these tables refer to the following page.

Financial review  Capital and risk management

Balance sheet analysis: Financial assets continued
		Bank
	2012		Securities		Derivatives	Other	Balance		Exposure
		Lending	Debt	Equity		financial assets	sheet value	Offset (1)	post offset
		£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	1,211	—	—	6	—	1,217	(636)	581
Financial institutions	- banks	2,481	—	—	6	921	3,408	—	3,408
	- other	2,052	—	8	557	4	2,621	(566)	2,055
	Personal - mortgages	61,009	—	—	—	—	61,009	—	61,009
	- unsecured	10,661	—	—	—	—	10,661	—	10,661
	Property	16,818	—	—	541	—	17,359	(787)	16,572
	Construction	2,678	—	—	16	—	2,694	(1,031)	1,663
	Manufacturing	3,793	—	2	59	17	3,871	(1,422)	2,449
	Finance leases and instalment credit	9	—	—	—	—	9	—	9
	Retail, wholesale and repairs	5,604	—	—	84	1	5,689	(1,172)	4,517
	Transport and storage	987	—	—	23	—	1,010	(390)	620
	Health, education and leisure	6,236	—	—	276	31	6,543	(683)	5,860
	Hotels and restaurants	2,760	—	—	72	—	2,832	(117)	2,715
	Utilities	698	—	—	46	7	751	(532)	219
	Other	6,408	—	—	113	23	6,544	(490)	6,054
	Total third party	123,405	—	10	1,799	1,004	126,218	(7,826)	118,392
	Amounts due from holding company
	and fellow subsidiaries	81,238	2,523	—	2,113	—	85,874	—	85,874
	Total gross of provisions	204,643	2,523	10	3,912	1,004	212,092	(7,826)	204,266
	Provisions	(3,560)	—	—	—	—	(3,560)	n/a	(3,560)
	Total	201,083	2,523	10	3,912	1,004	208,532	(7,826)	200,706

Note:

(1)    This shows the amount by which credit risk exposure is reduced through arrangements, such as master netting agreements and cash management pooling, which give the Group a legal right to set off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

For geographic concentrations refer to:

•         Lending: Loans and related credit metrics

•         Debt securities: IFRS measurement classification and issuer and Country risk

Key points

•         Group overall third party exposure before impairment provision post offset fell by £15.4 billion or 7% in 2014 to £201.9 billion. This was in line with the Group's continued focus on reducing exposure concentrations, running down assets in RCR and winding down certain portfolios in CIB.

•         Group mortgage lending grew by £4.6 billion reflecting a £6.7 billion increase in UK PBB, partially offset by a £1.5 billion decrease in Ulster Bank where repayments outstripped new lending.

•         Group property and construction exposure fell by £6.0 billion, £4.9 billion of which was in commercial real estate lending.

Financial review  Capital and risk management

Asset quality

The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following tables. These are set out on page 91 to 93.

The table below details for illustrative purpose only, the relationship between internal asset quality (AQ) bands and external ratings published by S&P, for illustrative purposes only. This relationship is established by observing S&P’s default study statistics, notably the one year default rates for each S&P rating grade. A degree of judgement is required to relate the probability of default (PD) ranges associated with the master grading scale to these default rates given that, for example, the S&P published default rates do not increase uniformly by grade and the historical default rate is nil for the highest rating categories.

Asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	A- to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

The mapping to the S&P ratings is used by the Group as one of several benchmarks for its wholesale portfolios, depending on customer type and the purpose of the benchmark. The mapping is based on all issuer types rated by S&P. It should therefore be considered illustrative and does not, for instance, indicate that exposures reported against S&P ratings either have been or would be assigned those ratings if assessed by S&P. In addition, the relationship is not relevant for retail portfolios, smaller corporate exposures or specialist corporate segments given that S&P does not typically assign ratings to such issuers.

	Group
		Loans and advances
		Banks (1)			Customers
	Cash and
	balances at	Reverse			Reverse			Settlement			Contingent
	central banks	repos	Other	Total	repos	Other	Total	balances	Derivatives	Commitments	liabilities	Total	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Total
AQ1	2,709	2,038	2,455	4,493	4,289	13,050	17,339	901	430	9,256	292	35,420	10.4
AQ2	—	194	158	352	—	6,712	6,712	49	96	2,007	214	9,430	2.8
AQ3	—	340	763	1,103	280	11,084	11,364	96	35	2,258	261	15,117	4.4
AQ4	—	196	916	1,112	454	60,503	60,957	252	166	13,281	716	76,484	22.4
AQ5	—	249	195	444	629	28,698	29,327	100	152	13,359	555	43,937	12.9
AQ6	—	—	61	61	—	16,668	16,668	—	86	5,593	343	22,751	6.7
AQ7	—	—	62	62	6	9,985	9,991	—	178	2,828	202	13,261	3.9
AQ8	—	—	11	11	—	3,052	3,052	8	14	386	35	3,506	1.0
AQ9	—	—	2	2	—	3,122	3,122	—	3	91	11	3,229	0.9
AQ10	—	—	—	—	—	583	583	26	66	684	26	1,385	0.4
Balances due from holding	—	—	103,272	103,272	—	1,028	1,028	340	2,672	47	259	107,618	31.5
company and fellow subsidiaries
Past due	—	—	—	—	—	4,051	4,051	278	—	—	—	4,329	1.3
Impaired	—	—	—	—	—	18,880	18,880	—	—	—	—	18,880	5.5
Impairment provision	—	—	—	—	—	(13,908)	(13,908)	—	—	—	—	(13,908)	(4.1)
	2,709	3,017	107,895	110,912	5,658	163,508	169,166	2,050	3,898	49,790	2,914	341,439	100

For the notes to this table refer to the following page.

Financial review  Capital and risk management

	Group
		Loans and advances
		Banks (1)			Customers
	Cash and
	balances at	Reverse			Reverse			Settlement			Contingent
	central banks	repos	Other	Total	repos	Other	Total	balances	Derivatives	Commitments	liabilities	Total	Total
2013	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%
Total
AQ1	2,251	3,947	2,950	6,897	6,723	11,360	18,083	1,057	459	4,501	555	33,803	9.0
AQ2	—	—	50	50	280	6,367	6,647	100	114	7,379	531	14,821	3.9
AQ3	—	—	96	96	392	10,810	11,202	32	49	1,654	594	13,627	3.6
AQ4	242	119	1,645	1,764	3,556	48,275	51,831	89	321	10,896	486	65,629	17.4
AQ5	—	—	127	127	3,216	30,014	33,230	212	213	14,035	451	48,268	12.8
AQ6	—	—	98	98	22	16,084	16,106	55	121	6,773	339	23,492	6.2
AQ7	—	231	60	291	10	14,207	14,217	—	118	2,692	232	17,550	4.7
AQ8	—	—	37	37	—	3,920	3,920	12	53	783	42	4,847	1.3
AQ9	—	—	7	7	—	9,369	9,369	—	70	601	82	10,129	2.7
AQ10	—	—	—	—	—	413	413	—	68	491	11	983	0.3
Balances due from holding	—	—	127,484	127,484	—	1,967	1,967	1,395	1,931	45	271	133,093	35.3
company and fellow subsidiaries
Past due	—	—	—	—	—	4,488	4,488	289	—	—	—	4,777	1.3
Impaired	—	—	—	—	—	23,787	23,787	—	—	—	—	23,787	6.3
Impairment provision	—	—	—	—	—	(17,972)	(17,972)	—	—	—	—	(17,972)	(4.8)
	2,493	4,297	132,554	136,851	14,199	163,089	177,288	3,241	3,517	49,850	3,594	376,834	100

2012
Total
AQ1	2,297	3,679	3,276	6,955	11,968	11,460	23,428	622	677	2,578	635	37,192	9.5
AQ2	—	—	20	20	9	2,058	2,067	110	181	959	187	3,524	0.9
AQ3	—	1,027	83	1,110	664	4,170	4,834	72	120	1,002	450	7,588	1.9
AQ4	1	—	1,460	1,460	4,809	52,054	56,863	322	226	10,752	1,052	70,676	18.1
AQ5	—	—	127	127	5,243	36,527	41,770	368	356	10,747	497	53,865	13.8
AQ6	—	—	105	105	73	16,223	16,296	17	206	6,875	271	23,770	6.1
AQ7	—	—	55	55	45	17,535	17,580	22	122	9,550	153	27,482	7.1
AQ8	—	—	19	19	—	6,285	6,285	8	128	3,477	74	9,991	2.6
AQ9	—	—	46	46	—	8,343	8,343	—	183	624	20	9,216	2.4
AQ10	—	—	—	—	—	342	342	—	55	591	93	1,081	0.3
Balances due from holding	—	—	125,127	125,127	—	3,064	3,064	—	2,532	29	217	130,969	33.6
company and fellow subsidiaries
Past due	—	—	—	—	—	4,260	4,260	821	—	—	—	5,081	1.3
Impaired	—	—	6	6	—	23,761	23,761	—	—	—	—	23,767	6.1
Impairment provision	—	—	(6)	(6)	—	(14,385)	(14,385)	—	—	—	—	(14,391)	(3.7)
	2,298	4,706	130,318	135,024	22,811	171,697	194,508	2,362	4,786	47,184	3,649	389,811	100

Notes:

(1)    Excludes items in the course of collection from other banks of £865 million (2013 - £1,158 million; 2012 - £1,241 million).

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

Financial review  Capital and risk management

Balance sheet analysis: continued
2014	Bank
	Cash and
	balances at	Loans and advances		Settlement			Contingent
	central banks	Banks (1)	Customers	balances	Derivatives	Commitments	liabilities	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%
Total
AQ1	1,054	756	9,953	2	341	8,836	217	21,159	8.5
AQ2	—	47	2,891	—	63	466	62	3,529	1.4
AQ3	—	36	9,432	1	19	1,110	176	10,774	4.3
AQ4	—	670	56,136	2	108	11,940	479	69,335	27.6
AQ5	—	183	20,562	1	146	12,224	417	33,533	13.4
AQ6	—	61	8,848	—	84	4,910	237	14,140	5.6
AQ7	—	47	8,284	—	174	1,990	134	10,629	4.2
AQ8	—	5	2,171	10	14	231	20	2,451	1.0
AQ9	—	—	95	—	3	50	10	158	0.1
AQ10	—	—	462	26	31	292	5	816	0.3
Balances due from holding company
fellow and subsidiaries	—	76,699	2,018	—	2,129	59	—	80,905	32.2
Past due	—	—	2,576	—	—	—	—	2,576	1.0
Impaired	—	—	3,399	—	—	—	—	3,399	1.4
Impairment provision	—	—	(2,530)	—	—	—	—	(2,530)	(1.0)
	1,054	78,504	124,297	42	3,112	42,108	1,757	250,874	100

2013
Total
AQ1	734	793	7,318	1	349	4,135	422	13,752	5.3
AQ2	—	50	2,354	—	45	5,533	206	8,188	3.2
AQ3	—	78	8,597	—	46	1,089	470	10,280	4.0
AQ4	—	1,449	45,332	7	113	9,678	356	56,935	22.1
AQ5	—	122	27,137	7	190	12,985	346	40,787	15.9
AQ6	—	95	10,243	55	116	5,778	249	16,536	6.4
AQ7	—	59	8,050	—	108	2,032	143	10,392	4.0
AQ8	—	17	2,954	11	35	560	20	3,597	1.4
AQ9	—	7	1,079	—	32	84	8	1,210	0.5
AQ10	—	—	364	—	68	474	8	914	0.4
Balances due from holding company
and fellow subsidiaries	—	86,876	2,325	—	1,540	58	—	90,799	35.3
Past due	—	—	2,482	—	—	—	—	2,482	1.0
Impaired	—	—	4,439	—	—	—	—	4,439	1.7
Impairment provision	—	—	(3,133)	—	—	—	—	(3,133)	(1.2)
	734	89,546	119,541	81	2,642	42,406	2,228	257,178	100

For notes to these tables refer to the following page.

Financial review  Capital and risk management

Balance sheet analysis: continued
	Bank
	Cash and			Settlement	Derivatives	Commitments			Total
	balances at	Loans and advances		balances and other			Contingent
	central banks	Banks (1)	Customers	financial assets			liabilities	Total
2012	£m	£m	£m	£m	£m	£m	£m	£m	%
Total
AQ1	920	762	7,600	—	579	2,397	485	12,743	5.2
AQ2	—	14	1,421	—	145	794	136	2,510	1.0
AQ3	—	34	3,173	—	65	959	407	4,638	1.9
AQ4	1	1,317	42,678	23	172	7,436	487	52,114	20.9
AQ5	—	125	33,435	41	310	9,724	384	44,019	17.7
AQ6	—	105	11,414	2	206	6,122	183	18,032	7.2
AQ7	—	54	7,606	17	122	9,028	74	16,901	6.8
AQ8	—	19	3,604	—	80	3,298	25	7,026	2.8
AQ9	—	45	2,824	—	65	543	5	3,482	1.4
AQ10	—	—	305	—	55	237	11	608	0.2
Balances due from holding company
and fellow subsidiaries	—	78,440	2,798	—	2,113	59	—	83,410	33.5
Past due	—	—	1,432	—	—	—	—	1,432	0.6
Impaired	—	6	5,432	—	—	—	—	5,438	2.2
Impairment provision	—	(6)	(3,554)	—	—	—	—	(3,560)	(1.4)
	921	80,915	120,168	83	3,912	40,597	2,197	248,793	100

Notes:

(1)    Excludes items in the course of collection from other banks of £785 million (2013 - £1,047 million; 2012 - £1,074 million).

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

Key points

Group

•         Balance sheet reductions resulted in a general decrease in asset balances. The largest third party asset reductions were in reverse repos (primarily in AQ1) which decreased by £9.8 billion due to reduced overall trading in lien with balance sheet management strategies in RBSSI in CIB.

•         The increase of £12 billion in AQ4 customer loans was primarily due to the recalibration of the UK residential mortgages models following improvements in observed default rates and the implementation of the large corporate PD models.

•         Past due loans decreased by £0.4 billion principally in Ulster Bank reflecting increased work with customers in arrears and improving economic conditions.  Past due loans comprise £0.9 billion (2013 - £1.3 billion) of accruing past due 90 days or more loans included within risk element in lending and £3.1 billion (2013 - £3.2 billion) of loans that are past due less than 90 days.

Bank

•         The £10.8 billion increase in AQ4 customer loans principally reflected the recalibration of the UK residential mortgage models following improvements in observed default rates.

Financial review  Capital and risk management

Balance sheet analysis continued

Debt securities

Issuer and IFRS measurement classification

The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies. The other financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

2014	Central and local government			Banks	Other financial	Corporate	Total	Of which
	UK	US	Other		institutions			ABS
	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	—	6,880	—	75	2,938	406	10,299	2,168
Available-for-sale	119	—	2,214	262	143	10	2,748	140
Loans and receivables	—	—	—	—	782	—	782	782
Long positions	119	6,880	2,214	337	3,863	416	13,829	3,090

Of which US agencies	—	181	—	—	2,726	—	2,907	2,039

Short positions (HFT)	—	(6,052)	—	(46)	(345)	(384)	(6,827)	—

2013
Held-for-trading	—	10,338	1	252	8,525	928	20,044	8,454
Designated as at fair value	—	—	—	—	1,251	—	1,251	1,251
Available-for-sale	—	—	209	131	28	15	383	9
Loans and receivables	4	—	—	—	1,246	—	1,250	1,245
Long positions	4	10,338	210	383	11,050	943	22,928	10,959

Of which US agencies	—	748	—	—	7,003	—	7,751	7,073

Short positions (HFT)	—	(6,913)	(58)	(140)	(651)	(489)	(8,251)	(8)

2012
Held-for-trading	—	13,745	38	421	16,752	944	31,900	16,159
Designated as at fair value	—	—	—	—	1,266	—	1,266	1,266
Available-for-sale	—	—	353	84	45	6	488	45
Loans and receivables	4	—	—	—	1,257	—	1,261	1,257
Long positions	4	13,745	391	505	19,320	950	34,915	18,727

Of which US agencies	—	1,675	—	—	14,482	—	16,157	14,144

Short positions (HFT)	—	(9,910)	(8)	(338)	(1,041)	(543)	(11,840)	(11)

Key Points

•         HFT - Holdings of US Government and ABS (within other financial institutions) decreased by £3.5 billion and £4.3 billion respectively reflecting sales and continued focus on balance sheet reduction and capital management in the US asset-backed products in CIB.

•         AFS - The £2.0 billion increase in other government bonds mainly reflects the investment in French and German government bonds by Ulster Bank for liquidity purposes.

Financial review  Capital and risk management

Balance sheet analysis: Debt securities continued
Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lower of Standard and Poor’s, Moody’s and Fitch.
2014
	Central and local government				Other financial				Of which
	UK	US	Other	Banks	institutions	Corporate	Total	Total (1)	ABS
	£m	£m	£m	£m	£m	£m	£m	%	£m
AAA	—	—	1,828	244	153	—	2,225	17	161
AA to AA+	119	6,880	351	38	2,773	11	10,172	78	2,075
A to AA-	—	—	35	26	38	32	131	1	22
BBB- to A-	—	—	—	21	50	361	432	3	7
Non-investment grade	—	—	—	8	29	11	48	1	6
Unrated	—	—	—	—	38	1	39	—	37
	119	6,880	2,214	337	3,081	416	13,047	100	2,308
Issued by RBS Group companies	—	—	—	—	782	—	782		782
	119	6,880	2,214	337	3,863	416	13,829		3,090

2013
AAA	4	—	197	174	299	10	684	3	218
AA to AA+	—	10,338	13	19	7,255	11	17,636	87	7,355
A to AA-	—	—	—	54	202	120	376	2	186
BBB- to A-	—	—	—	76	226	599	901	4	151
Non-investment grade	—	—	—	4	482	133	619	3	471
Unrated	—	—	—	5	90	70	165	1	82
	4	10,338	210	332	8,554	943	20,381	100	8,463
Issued by RBS Group companies	—	—	—	51	2,496	—	2,547		2,496
	4	10,338	210	383	11,050	943	22,928		10,959

2012
AAA	4	—	279	145	490	5	923	3	486
AA to AA+	—	13,745	2	—	14,689	21	28,457	88	14,415
A to AA-	—	—	75	90	447	83	695	2	236
BBB- to A-	—	—	27	217	269	551	1,064	3	220
Non-investment grade	—	—	8	5	599	207	819	3	565
Unrated	—	—	—	16	303	83	402	1	282
	4	13,745	391	473	16,797	950	32,360	100	16,204
Issued by RBS Group companies	—	—	—	32	2,523	—	2,555		2,523
	4	13,745	391	505	19,320	950	34,915		18,727

Note:

(1)    Percentages calculated before balance with Group companies.

Financial review  Capital and risk management

Balance sheet analysis: Debt securities continued
Asset-backed securities
The table below summarises the ratings of asset-backed securities on the balance sheet.

2014	RMBS (1)
	Government	Prime		Sub-prime	CMBS (1)			Total
	sponsored		Non-			CDOs and
	or similar (2)		conforming			CLOs	Other ABS
	£m	£m	£m	£m	£m	£m	£m	£m
AAA	—	1	—	—	30	—	130	161
AA to AA+	2,012	1	—	—	33	—	29	2,075
A to AA-	—	4	—	—	15	—	3	22
BBB- to A-	—	—	—	—	—	—	7	7
Non-investment grade (3)	—	4	—	—	2	—	—	6
Unrated (3)	—	13	—	23	1	—	—	37
	2,012	23	—	23	81	—	169	2,308
Issued by RBS Group companies	—	—	—	—	782	—	—	782
	2,012	23	—	23	863	—	169	3,090

2013
AAA	—	21	—	—	95	13	89	218
AA to AA+	7,031	58	1	8	82	48	127	7,355
A to AA-	—	24	1	5	29	4	123	186
BBB- to A-	—	21	—	13	42	3	72	151
Non-investment grade (3)	—	45	73	288	61	—	4	471
Unrated (3)	—	34	16	28	1	2	1	82
	7,031	203	91	342	310	70	416	8,463
Issued by RBS Group companies	—	1,245	—	—	1,251	—	—	2,496
	7,031	1,448	91	342	1,561	70	416	10,959

2012
AAA	—	17	—	—	228	—	241	486
AA to AA+	13,941	1	—	—	354	44	75	14,415
A to AA-	—	21	5	—	82	16	112	236
BBB- to A-	—	2	—	6	136	15	61	220
Non-investment grade (3)	—	151	98	202	95	19	—	565
Unrated (3)	—	30	7	14	4	227	—	282
	13,941	222	110	222	899	321	489	16,204
Issued by RBS Group companies	—	1,257	—	—	1,266	—	—	2,523
	13,941	1,479	110	222	2,165	321	489	18,727

Notes:

(1)    Residential mortgage-backed securities (RMBS) and commercial mortgaged-backed securities (CMBS) are securities that represent an interest in a portfolio of residential and commercial mortgages respectively. Repayments made on the underlying mortgages are used to make payments to holders of the mortgage-backed securities (MBS).The risk of the MBS will vary primarily depending on the quality and geographic region in which the underlying mortgage assets are located and the credit enhancement of the securitisation structure. Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior MBS notes. The main categories of mortgages that serve as collateral to RMBS held by the Group are set out below and described in the Glossary on pages 266 to 274. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for the Group's RMBS categorisation.

(2)    Includes US agency guaranteed securities.

(3)    All balances are held-for-trading.

Financial review  Capital and risk management

Derivatives

Summary

The table below analyses derivatives by type of contract. The master netting arrangements and collateral shown below do not result in a net presentation on the balance sheet under IFRS.

Contract type	2014			2013			2012
	Notional	Assets	Liabilities	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Interest rate	69	1,021	271	600	1,283	375	214	1,975	432
Exchange rate	9	175	204	9	272	166	8	253	137
Other	1	30	12	1	31	11	1	26	6
		1,226	487		1,586	552		2,254	575
Counterparty mark-to-market netting		(245)	(245)		(167)	(167)		(25)	(25)
Cash collateral		(14)	—		—	—		—	—
Securities collateral		(27)	—		—	—		—	—
		940	242		1,419	385		2,229	550
Balances due from holding company
and fellow subsidiaries	110	2,672	3,971	134	1,931	3,526	144	2,532	4,980

REIL, provisions and AFS reserves

Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subjected to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

Loans and related credit metrics

Segmental analysis

The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by segment.

2014					Credit metrics
							Provisions as
	Gross loans to		REIL	Provisions	REIL as a %	Provisions	as a % of	Impairment
					of gross loans	as a %	gross loans	charge/	Amounts
	Banks	Customers			to customers	of REIL	to customers	(release)	written-off
	£m	£m	£m	£m	%	%	%	£m	£m
UK Personal & Business Banking	404	84,643	2,369	1,802	2.8	76	2.1	224	506
Ulster Bank	1,381	24,719	4,775	2,711	19.3	57	11.0	(365)	131
Personal & Business Banking	1,785	109,362	7,144	4,513	6.5	63	4.1	(141)	637
Commercial Banking	375	35,891	1,431	523	4.0	37	1.5	42	206
Private Banking	957	13,227	124	45	0.9	36	0.3	(5)	15
Commercial & Private Banking	1,332	49,118	1,555	568	3.2	37	1.2	37	221
Corporate & Institutional Banking	1,456	5,707	23	8	0.4	35	0.1	—	—
Central items	—	89	—	—	—	—	—	—	—
RCR	50	12,112	11,112	8,819	91.7	79	72.8	(1,143)	1,213
Total third party	4,623	176,388	19,834	13,908	11.2	70	7.9	(1,247)	2,071
Amounts due from holding company
and fellow subsidiaries	103,272	1,028	—	—	—	—	—	—	—
	107,895	177,416	19,834	13,908	11.2	70	7.8	(1,247)	2,071
2013
UK Personal & Business Banking	540	78,896	2,825	1,971	3.6	70	2.5	334	668
Ulster Bank	591	31,416	8,466	5,378	26.9	64	17.1	1,774	277
Personal & Business Banking	1,131	110,312	11,291	7,349	10.2	65	6.7	2,108	945
Commercial Banking	498	36,428	1,573	617	4.3	39	1.7	149	160
Private Banking	1,521	13,344	145	65	1.1	45	0.5	26	10
Commercial & Private Banking	2,019	49,772	1,718	682	3.5	40	1.4	175	170
Corporate & Institutional Banking	1,881	5,140	5	12	0.1	240	0.2	(12)	—
Central items	(3)	102	—	—	—	—	—	—	—
Non-Core	42	13,768	12,050	9,929	87.5	82	72.1	3,134	575
Total third party	5,070	179,094	25,064	17,972	14.0	72	10.0	5,405	1,690
Amounts due from holding company
and fellow subsidiaries	127,484	1,967	—	—	—	—	—	—	—
	132,554	181,061	25,064	17,972	13.8	72	9.9	5,405	1,690

Financial review  Capital and risk management

2012					Credit metrics
							Provisions
	Gross loans to		REIL	Provisions	REIL as a %	Provisions	as a % of	Impairment
					of gross loans	as a %	gross loans	charge/	Amounts
	Banks	Customers			to customers	of REIL	to customers	(release)	written-off
	£m	£m	£m	£m	%	%	%	£m	£m
UK Personal & Business Banking	480	76,363	3,548	2,336	4.6	66	3.1	467	446
Ulster Bank	632	32,602	7,533	3,910	23.1	52	12.0	1,364	72
Personal & Business Banking	1,112	108,965	11,081	6,246	10.2	56	5.7	1,831	518
Commercial Banking	538	36,538	1,655	627	4.5	38	1.7	272	198
Private Banking	1,534	13,507	120	50	0.9	42	0.4	23	11
Commercial & Private Banking	2,072	50,045	1,775	677	3.5	38	1.4	295	209
Corporate & Institutional Banking	1,981	5,983	11	16	0.2	145	0.3	(5)	—
Central items	(7)	77	—	—	—	—	—	—	—
Non-Core	39	17,948	12,568	7,452	70.0	59	41.5	1,056	263
Total third party	5,197	183,018	25,435	14,391	13.9	57	7.9	3,177	990
Amounts due from holding company
and fellow subsidiaries	125,127	3,064	—	—	—	—	—	—	—
	130,324	186,082	25,435	14,391	13.7	57	7.7	3,177	990

Key points

•         The Group loan impairment releases for the year were £1.2 billion compared to an impairment charge of £5.4 billion for the prior year. The releases were mainly in RCR (£1.1 billion) and Ulster Bank (£0.4 billion).

•         REIL decreased by £5.2 billion to £19.8 billion a reduction of 21% from £25.1 billion, across all segments except CIB. REIL as a proportion of gross loans improved to 11.2% from 13.8% in 2013 reflecting disposals and repayments of £4.0 billion (£2.7 billion in RCR), write offs of £2.1 billion (£1.2 billion in RCR), transfers to performing book of £4.0 billion (£2.7 billion in RCR). The execution of the RCR’s strategy resulted in a number of disposals in REIL primary in the fourth quarter.

•         Loan impairment provision coverage of REIL decreased from 72% in 2013 to 70% and now stands at £13.9 billion, a £4.1 billion reduction in the year.  Provisions coverage of gross loans decreased steadily during 2014 and is now 7.9% compared with 10% at the end of 2013.  The reduction in provisions reflected write offs of £2.1 billion (£1.2 billion in RCR), a net impairment release of £1.2 billion (£1.1 billion in RCR) and currency and other movements.

•         Disposals of assets in RCR, primarily in the second half of the year, at higher than anticipated sales prices together with favourable market conditions in Ireland and the UK resulted in impairment releases.  Overall, there was a net impairment release of £1.2 billion (£1.1 billion in RCR).

•         In Ulster Bank, REIL as a proportion of loans decreased to 19% from 27% in 2013 and provision coverage of REIL reduced to 57% from 64% in 2013 mainly reflecting assets transferred to RCR on 1 January 2014 but also due to improved market conditions and higher collateral values also contributed.

Commercial real estate lending metrics were as follows:
	Total			RCR	Non-Core
	2014	2013	2012	2014	2013	2012
Lending (gross)	£21,020m	£25,927m	£29,718m	£9,435m	£11,727m	£14,166m
Of which REIL	£10,415m	£14,375m	£13,919m	£8,994m	£10,586m	£10,954m
Provisions	£7,899m	£10,522m	£7,356m	£7,199m	£8,569m	£6,308m
REIL as a % of gross loans to customers	49.5%	55.4%	46.8%	95.3%	90.3%	77.3%
Provisions as a % of REIL	76%	73%	53%	80%	81%	58%

Note:

(1)     Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Financial review  Capital and risk management

Balance sheet analysis continued

Sector and geographical concentration

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office.

						Credit metrics
							Provisions
					REIL	Provisions	as a % of	Impairment
		Gross			as a % of	as a %	gross loans	charge/	Amounts
		loans	REIL	Provisions	gross loans	of REIL	to customers	(release)	written-off
2014		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,167	1	1	0.1	100	0.1	—	—
Finance		3,055	84	57	2.7	68	1.9	(1)	17
Personal	- mortgages	95,269	3,959	1,278	4.2	32	1.3	3	34
	- unsecured	13,449	1,316	1,137	9.8	86	8.5	239	463
Property		24,285	10,255	7,845	42.2	76	32.3	(985)	1,028
Construction		2,614	577	365	22.1	63	14.0	3	94
of which: Commercial real estate		21,020	10,415	7,899	49.5	76	37.6	(993)	1,059
Manufacturing		4,401	278	196	6.3	71	4.5	(18)	35
Finance leases and instalment credit		181	3	2	1.7	67	1.1	2	3
Retail, wholesale and repairs		7,439	783	548	10.5	70	7.4	90	111
Transport and storage		1,515	76	47	5.0	62	3.1	(3)	5
Health, education and leisure		6,785	482	250	7.1	52	3.7	(28)	107
Hotels and restaurants		3,372	732	435	21.7	59	12.9	(49)	92
Utilities		707	8	3	1.1	38	0.4	3	2
Other		12,149	1,280	1,076	10.5	84	8.9	(2)	80
Latent		—	—	668	—	—	—	(501)	—
Total third-party		176,388	19,834	13,908	11.2	70	7.9	(1,247)	2,071
Amounts due from fellow subsidiaries		1,028	—	—	—	—	—	—	—
		177,416	19,834	13,908	11.2	70	7.8	(1,247)	2,071
Geographic regional analysis
UK
- residential mortgages		79,348	686	101	0.9	15	0.1	(4)	25
- personal lending		11,576	1,222	1,054	10.6	86	9.1	231	397
- property		17,261	3,952	2,784	22.9	70	16.1	(47)	472
- construction		2,219	424	239	19.1	56	10.8	(7)	70
- other		31,747	1,398	1,185	4.4	85	3.7	(64)	225
Europe
- residential mortgages		15,618	3,268	1,176	20.9	36	7.5	7	9
- personal lending		863	76	66	8.8	87	7.6	8	66
- property		6,989	6,303	5,061	90.2	80	72.4	(938)	556
- construction		395	153	126	38.7	82	31.9	10	24
- other		7,601	2,326	2,097	30.6	90	27.6	(441)	227
US
- residential mortgages		303	5	1	1.7	20	0.3	—	—
- property		3	—	—	—	—	—	—	—
- other		412	—	—	—	—	—	—	—
RoW
- personal lending		1,010	18	17	1.8	94	1.7	—	—
- property		32	—	—	—	—	—	—	—
- other		1,011	3	1	0.3	33	0.1	(2)	—
Total third-party		176,388	19,834	13,908	11.2	70	7.9	(1,247)	2,071
Amounts due from fellow subsidiaries		1,028	—	—	—	—	—	—	—
		177,416	19,834	13,908	11.2	70	7.8	(1,247)	2,071

Banks		107,895	—	—	—	—	—	—	—

Financial review  Capital and risk management

						Credit metrics
							Provisions
					REIL	Provisions	as a % of	Impairment
		Gross			as a % of	as a %	gross loans	charge/	Amounts
		loans	REIL	Provisions	gross loans	of REIL	to customers	(release)	written-off
2013		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,416	1	1	0.1	100	0.1	1	—
Finance		3,193	110	72	3.4	65	2.3	21	2
Personal	- mortgages	90,629	4,044	1,430	4.5	35	1.6	211	119
	- unsecured	14,368	1,633	1,376	11.4	84	9.6	213	526
Property		30,108	14,161	10,448	47.0	74	34.7	3,827	594
Construction		3,048	753	476	24.7	63	15.6	141	86
of which: Commercial real estate		25,927	14,375	10,522	55.4	73	40.6	3,857	643
Manufacturing		4,059	340	254	8.4	75	6.3	87	32
Finance leases and instalment credit		183	6	3	3.3	50	1.6	—	5
Retail, wholesale and repairs		7,189	965	647	13.4	67	9.0	225	69
Transport and storage		1,817	93	56	5.1	60	3.1	27	6
Health, education and leisure		7,155	598	365	8.4	61	5.1	165	28
Hotels and restaurants		3,687	995	661	27.0	66	17.9	208	167
Utilities		1,059	12	7	1.1	58	0.7	3	—
Other		11,183	1,353	975	12.1	72	8.7	220	56
Latent		—	—	1,201	—	—	—	62	—
Total third-party		179,094	25,064	17,972	14.0	72	10.0	5,411	1,690
Amounts due from fellow subsidiaries		1,967	—	—	—	—	—	—	—
		181,061	25,064	17,972	13.8	72	9.9	5,411	1,690
Geographic regional analysis
UK
- residential mortgages		73,143	901	142	1.2	16	0.2	13	93
- personal lending		12,061	1,482	1,232	12.3	83	10.2	184	502
- property		18,688	4,261	2,686	22.8	63	14.4	794	255
- construction		2,596	545	307	21.0	56	11.8	102	86
- other		31,017	1,655	1,393	5.3	84	4.5	263	224
Europe
- residential mortgages		17,170	3,135	1,286	18.3	41	7.5	196	26
- personal lending		1,244	134	127	10.8	95	10.2	12	24
- property		11,356	9,900	7,762	87.2	78	68.4	3,033	339
- construction		452	208	169	46.0	81	37.4	39	—
- other		8,611	2,815	2,846	32.7	101	33.1	758	141
US
- residential mortgages		316	8	2	2.5	25	0.6	2	—
- property		7	—	—	—	—	—	—	—
- other		297	—	—	—	—	—	(5)	—
RoW
- personal lending		1,063	17	17	1.6	100	1.6	17	—
- property		57	—	—	—	—	—	—	—
- other		1,016	3	3	0.3	100	0.3	3	—
Total third-party		179,094	25,064	17,972	14.0	72	10.0	5,411	1,690
Amounts due from fellow subsidiaries		1,967	—	—	—	—	—	—	—
		181,061	25,064	17,972	13.8	72	9.9	5,411	1,690

Banks		132,554	—	—	—	—	—	(6)	—

Financial review  Capital and risk management

						Credit metrics
							Provisions
					REIL	Provisions	as a % of	Impairment
		Gross			as a % of	as a %	gross loans	charge/	Amounts
		loans	REIL	Provisions	gross loans	of REIL	to customers	(release)	written-off
2012		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,253	—	—	—	—	—	—	—
Finance		3,840	100	50	2.6	50	1.3	23	12
Personal	- mortgages	86,602	4,289	1,366	5.0	32	1.6	552	29
	- unsecured	16,230	1,952	1,679	12.0	86	10.3	378	415
Property		33,677	13,540	7,316	40.2	54	21.7	1,403	238
Construction		3,534	902	425	25.5	47	12.0	40	62
of which: Commercial real estate		29,718	13,919	7,356	46.8	53	24.8	1,175	234
Manufacturing		4,978	340	200	6.8	59	4.0	48	16
Finance leases and instalment credit		203	23	15	11.3	65	7.4	6	2
Retail, wholesale and repairs		7,905	915	499	11.6	55	6.3	159	57
Transport and storage		2,014	82	37	4.1	45	1.8	9	5
Health, education and leisure		7,434	519	234	7.0	45	3.1	71	21
Hotels and restaurants		4,145	1,311	621	31.6	47	15.0	130	55
Utilities		1,253	6	5	0.5	83	0.4	—	—
Other		9,950	1,450	809	14.6	56	8.1	168	76
Latent		—	—	1,129	—	—	—	191	—
Total third-party		183,018	25,429	14,385	13.9	57	7.9	3,178	988
Amounts due from fellow subsidiaries		3,064	—	—	—	—	—	—	—
		186,082	25,429	14,385	13.7	57	7.7	3,178	988
Geographic regional analysis
UK
- residential mortgages		68,856	1,220	242	1.8	20	0.4	30	5
- personal lending		13,630	1,806	1,540	13.3	85	11.3	349	404
- property		21,057	4,123	2,182	19.6	53	10.4	467	188
- construction		3,020	695	296	23.0	43	9.8	68	62
- other		32,565	1,882	1,383	5.8	73	4.2	299	225
Europe
- residential mortgages		17,271	3,059	1,124	17.7	37	6.5	522	24
- personal lending		1,549	145	138	9.4	95	8.9	29	10
- property		12,438	9,417	5,134	75.7	55	41.3	936	50
- construction		514	207	129	40.3	62	25.1	(28)	—
- other		8,836	2,864	2,216	32.4	77	25.1	512	19
US
- residential mortgages		475	10	—	2.1	—	—	—	—
- property		182	—	—	—	—	—	—	—
- other		840	—	—	—	—	—	(6)	—
RoW
- personal lending		1,051	1	1	0.1	100	0.1	—	1
- other		734	—	—	—	—	—	—	—
Total third-party		183,018	25,429	14,385	13.9	57	7.9	3,178	988
Amounts due from fellow subsidiaries		3,064	—	—	—	—	—	—	—
		186,082	25,429	14,385	13.7	57	7.7	3,178	988

Banks		130,324	6	6	—	100	—	(1)	2

Financial review  Capital and risk management

Balance sheet analysis continued

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

Analyses of provisions are set out on pages 100 and 101.

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

REIL flow statement

REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked.

	UK	Ulster	Commercial	Private		Group			Total
	PBB	Bank	Banking	Banking	CIB	excluding RCR	RCR	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2013	2,825	8,466	1,573	145	5	13,014	—	12,050	25,064
Impact of dissolution of Non-Core and creation of RCR	131	(3,768)	149	—	(5)	(3,493)	15,543	(12,050)	—
At 1 January 2014	2,956	4,698	1,722	145	—	9,521	15,543	—	25,064
Currency translation and other adjustments	(2)	(29)	16	—	21	6	(966)	—	(960)
Additions	850	555	790	39	3	2,237	738	—	2,975
Transfers (1)	(205)	—	18	(17)	—	(204)	4	—	(200)
Transfers to performing book	(169)	(120)	(390)	—	—	(679)	(253)	—	(932)
Repayments and disposals	(555)	(198)	(519)	(28)	(1)	(1,301)	(2,741)	—	(4,042)
Amounts written-off	(506)	(131)	(206)	(15)	—	(858)	(1,213)	—	(2,071)
At 31 December 2014	2,369	4,775	1,431	124	23	8,722	11,112	—	19,834

						Group
	UK	Ulster	Commercial	Private		excluding		Total
	PBB	Bank	Banking	Banking	CIB	Non-Core	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	3,548	7,533	1,655	120	11	12,867	12,568	25,435
Currency translation and other adjustments	5	134	5	—	—	144	196	340
Additions	986	2,479	1,024	108	—	4,597	1,155	5,752
Transfers (1)	(292)	—	22	(5)	—	(275)	1	(274)
Transfers to performing book and repayments	(754)	(1,403)	(973)	(68)	(6)	(3,204)	(1,295)	(4,499)
Amounts written-off	(668)	(277)	(160)	(10)	—	(1,115)	(575)	(1,690)
At 31 December 2013	2,825	8,466	1,573	145	5	13,014	12,050	25,064

Note:

(1)    Represents transfers between REIL and PPL.

Financial review  Capital and risk management

REIL summary
The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2014			2013			2012
				Group			Group
	Group			excluding			excluding
	excluding RCR	RCR	Total	Non-Core	Non-Core	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Impaired loans
- UK	3,510	3,312	6,822	4,511	3,220	7,731	5,196	3,448	8,644
- overseas	4,379	7,679	12,058	7,482	8,574	16,056	6,341	8,782	15,123
	7,889	10,991	18,880	11,993	11,794	23,787	11,537	12,230	23,767

Accruing loans past due 90 days or more
- UK	803	59	862	880	233	1,113	875	211	1,086
- overseas	30	62	92	141	23	164	455	127	582
	833	121	954	1,021	256	1,277	1,330	338	1,668

Total REIL	8,722	11,112	19,834	13,014	12,050	25,064	12,867	12,568	25,435

REIL as a % of gross loans and advances (1)	5.3%	91.7%	11.2%	7.8%	87.5%	13.8%	7.6%	70.0%	13.7%
Provisions as a % of REIL	58%	79%	70%	62%	82%	72%	54%	59%	57%

Note:

(1)    Includes disposal groups and excludes reverse repos.

Impairment provisions flow statement
The movement in loan impairment provisions by segment is shown in the table below.

	UK	Ulster	Commercial	Private		Group		Non-Core	Total
	PBB	Bank	Banking	Banking	CIB	excluding RCR	RCR
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 31 December 2013	1,971	5,378	617	65	12	8,043	—	9,929	17,972
Impact of dissolution of Non-Core and creation of RCR (1)	131	(1,985)	70	—	(10)	(1,794)	11,723	(9,929)	—
At 1 January 2014	2,102	3,393	687	65	2	6,249	11,723	—	17,972
Currency translation and other adjustments	12	(172)	4	1	6	(149)	(492)	—	(641)
Amounts written-off	(506)	(131)	(206)	(15)	—	(858)	(1,213)	—	(2,071)
Recoveries of amounts previously written-off	11	23	7	1	—	42	10	—	52
Charge/(release) to income statement	224	(365)	42	(5)	—	(104)	(1,143)	—	(1,247)
Unwind of discount (recognised in interest income)	(41)	(37)	(11)	(2)	—	(91)	(66)	—	(157)
At 31 December 2014	1,802	2,711	523	45	8	5,089	8,819	—	13,908

Individually assessed - customers	6	42	249	41	—	338	8,625	—	8,963
Collectively assessed	1,628	2,355	221	—	—	4,204	73	—	4,277
Latent	168	314	53	4	8	547	121	—	668
	1,802	2,711	523	45	8	5,089	8,819	—	13,908

Note:

(1) Transfers in Non-Core dissolution and RCR creation includes amounts in relation to latent.

						Group
	UK	Ulster	Commercial	Private		excluding	Non-Core	Total
	PBB	Bank	Banking	Banking	CIB	Non-Core
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	2,336	3,910	627	50	16	6,939	7,452	14,391
Currency translation and other adjustments	(5)	51	11	1	1	59	45	104
Amounts written-off	(668)	(277)	(160)	(10)	—	(1,115)	(575)	(1,690)
Recoveries of amounts previously written-off	25	1	2	—	7	35	3	38
Charge/(release) to income statement	334	1,774	149	26	(12)	2,271	3,134	5,405
Unwind of discount (recognised in interest income)	(51)	(81)	(12)	(2)	—	(146)	(130)	(276)
At 31 December 2013	1,971	5,378	617	65	12	8,043	9,929	17,972

Individually assessed - customers	—	2,078	393	59	5	2,535	9,279	11,814
Collectively assessed	1,845	2,596	121	—	—	4,562	395	4,957
Latent	126	704	103	6	7	946	255	1,201
	1,971	5,378	617	65	12	8,043	9,929	17,972

Financial review  Capital and risk management

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2014	2013	2012
	£m	£m	£m
Past due 1-29 days	2,056	1,838	1,535
Past due 30-59 days	582	779	623
Past due 60-89 days	459	594	434
Past due 90 days or more	954	1,277	1,668
	4,051	4,488	4,260

Past due analysis by sector
Personal	2,529	3,063	2,333
Property construction	489	883	1,216
Financial institution	13	53	8
Other corporate	1,020	489	703
	4,051	4,488	4,260

Impairment charge analysis
The table below analyses the impairment charge/(release) for loans and securities.
	2014	2013	2012
	£m	£m	£m
Individually assessed	(899)	4,362	1,620
Collectively assessed	153	987	1,367
Latent loss	(501)	62	191
Loans to customers	(1,247)	5,411	3,178
Loans to banks	—	(6)	(1)
Securities	(2)	2	6
(Release)/charge to income statement	(1,249)	5,407	3,183

(Release)/charge as a % of gross loans (1)	(0.7%)	3.0%	1.7%

Note:

(1)    Customer loan impairment charge as a percentage of gross loans and advances to customers including assets of disposal groups and excluding reverse repurchase agreements.

	2014			2013			2012
				Group			Group
	Group			excluding			excluding
	excluding RCR	RCR	Total	Non-Core	Non-Core	Total	Non-Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loan impairment (releases)/losses
- customers	(104)	(1,143)	(1,247)	2,277	3,134	5,411	2,122	1,056	3,178
- banks	—	—	—	(6)	—	(6)	(1)	—	(1)
	(104)	(1,143)	(1,247)	2,271	3,134	5,405	2,121	1,056	3,177

Impairment losses on securities
- debt securities	(2)	—	(2)	2	—	2	(2)	—	(2)
- equity shares	—	—	—	—	—	—	3	5	8
	(2)	—	(2)	2	—	2	1	5	6

(Release)/charge to income statement	(106)	(1,143)	(1,249)	2,273	3,134	5,407	2,122	1,061	3,183

Financial review  Capital and risk management

Market risk
103	Definition
103	Sources of risk
103	Risk governance
104	Traded market risk
113	Non-traded market risk

Financial review  Capital and risk management

Market risk

Definition

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market volatilities, that may lead to a reduction in earnings, economic value or both.

The Group is exposed to traded market risk through its trading activities and to non-traded market risk as a result of its banking activities. In many respects, it manages its traded and non-traded market risk exposures separately, as described in this section, largely in line with the regulatory definitions of the trading and non-trading books.

Sources of risk

Traded market risk

The majority of traded market risk exposure arises in CIB and RCR.

The Group is principally engaged in the purchase, sale and financing of US Treasury, US Agency, asset-backed, corporate debt, equity securities and the execution clearance of exchange traded futures and options on futures contracts. The Group transacts primarily with institutional counterparties and US government sponsored entities through its US trading subsidiary, RBS Securities Inc (RBSSI).

Some of these transactions involve trading or clearing financial instruments on an exchange, including interest rate swaps, futures and options. Holders of these instruments provide margin on a daily basis with cash or other security at the exchange.

Other products are not transacted on an exchange. Of these over-the-counter transactions, those with standard terms may be cleared through central counterparties, while those that are more complex are settled directly with the counterparty and may give rise to counterparty credit risk.

Non-traded market risk

The majority of the Group’s non-traded market risk exposure arises from retail and commercial banking activities from assets and liabilities that are not classified as held for trading.

Non-traded market risk largely comprises non-traded interest rate risk and non-traded foreign exchange risk, which are the most significant categories, and non-traded equity risk.

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products that have differing interest rate characteristics. Therefore, when aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches in these characteristics can give rise to volatility in net interest income as interest rates rise and fall.

NTIRR comprises four primary risk factors: repricing risk, yield curve risk, basis risk and optionality risk. For more information, refer to page 113.

Foreign exchange risk

Non-traded foreign exchange risk exposures arise from two main sources:

•         Structural foreign exchange risk - arising from the capital deployed in foreign subsidiaries, branches and associates and related currency funding where it differs from sterling; and

•         Transactional foreign exchange risk - arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Equity risk

Non-traded equity risk is the potential variation in income and reserves arising from changes in the values of non-trading book equity positions. Equity exposures may arise through strategic acquisitions, venture capital investments and certain restructuring arrangements.

Pension risk

Pension-related activities also give rise to market risk. Refer to page 122 for more information on risk related to pensions.

Risk governance

The Market Risk function is responsible for identifying, measuring, monitoring and controlling the market risk arising from both trading and non-trading activities.

For general information on risk governance in the RBS Group, and as such applicable to the Group, refer to the Risk governance section on page 25.

More specific information on the governance, management and measurement of traded and non-traded market risk is provided in each of the dedicated sections below.

Financial review  Capital and risk management

Traded market risk

Controls and assurance

The market risk control and assurance framework has three key components: market risk policy; assurance approach policy; and independent assurance.

The Group Market Risk Policy Standard is part of the Group Policy Framework. It sets out the rules that the RBS Group’s businesses must follow to ensure that market risks are identified, measured and effectively managed.

The assurance approach policy comprises various elements, including the Risk and Control Assurance Framework process. This process ensures that, on an ongoing basis, specifically designed controls are in place for the risks that the RBS Group faces to ensure that its exposure does not exceed its appetite. The adequacy and effectiveness of these controls are tested according to their rating, at least annually. The results of this testing are shared regularly at the Market Risk Governance and Control Committee.

Market Risk Assurance forms part of Risk Assurance. This independent second line of defence function provides assurance on the robustness of the market risk framework within the RBS Group, via centralised analysis of the control framework, complemented by the application of expert judgement through qualitative reviews. These findings are escalated to senior management and plans to address any shortcomings are recorded and tracked in the operational risk system. Market Risk Assurance activities are also reported directly and independently to the RBS Group Audit Committee.

For information on valuation controls, independent price verification and model validation, refer to page 112.

Risk appetite*

Market risk appetite is the level of market risk that the RBS Group accepts when pursuing its business objectives, taking into account stressed scenarios. A comprehensive structure and controls are in place aimed at ensuring that this appetite is not exceeded.

The RBS Group’s qualitative market risk appetite is set out in policy statements. These define the governance, responsibilities, control framework and requirements for the identification, measurement, analysis, management and reporting of market risk arising from trading and non-trading activities. These policies are also cascaded, as appropriate, to the legal entities, franchises and businesses to ensure there is a consistent control framework throughout.

The quantitative market risk appetite is expressed in terms of limits for the trading and non-trading activities. These limits, which establish a set of comprehensive boundaries within which business activities are conducted and monitored based on business plans, are proposed by the Director of Market Risk.

Once RBS Group-level limits are approved by the Executive Risk Forum (ERF), the Director of Market Risk may cascade the limits further down the organisation as required. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions.

The limit framework at RBS Group level comprises VaR, stressed value-at-risk (SVaR) and sensitivity and stress limits (for more details on VaR and SVaR, refer to pages 105 to 111). The limit framework at the lower levels also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

The limits are reviewed to reflect changes in risk appetite, business plans, portfolio composition and the market and economic environments.

Limit breaches at RBS Group level require escalation by the Director of Market Risk, as appropriate, to the ERF. Limit breaches at the lower levels require escalation by the head of the relevant market risk segment to the Director of Market Risk, as appropriate.

Risk assessment

Identification and assessment of traded market risk is achieved through gathering, analysing, monitoring and reporting market risk information by business line or at a consolidated level. Industry expertise, continued system developments and techniques such as stress testing are also used to enhance the effectiveness of the identification and assessment of all material market risks.

This is complemented by the New Product Risk Assessment process, which requires market risk teams to assess and quantify the market risk associated with all proposed new products.

Risk monitoring

Traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises market risk exposures against the limits set by the ERF is sent to the RBS Group Chief Risk Officer and market risk managers across the franchises.

The market risk functions also prepare daily risk reports that detail exposures against a more granular set of limits and triggers.

Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting.

A market risk update is also included in the RBS Group Risk Management Monthly Report provided to the Executive Committee, the Board Risk Committee and the RBS Group Board. The update focuses on risk positions relative to risk appetite; it also covers the key risks and trends, together with a discussion of relevant issues and market topics.

*unaudited

Financial review  Capital and risk management

Market risk continued

The reporting and updates facilitate frequent reviews and discussions of traded market risk exposures and related issues between the market risk functions, senior management and the front office.

Risk control

To ensure approved limits are not breached and that the RBS Group remains within its risk appetite, triggers at RBS Group and lower levels have been set such that if exposures exceed a specified level, action plans are developed by the front office, Market Risk and Finance.

Risk measurement

The RBS Group uses a comprehensive and complementary set of methodologies and techniques to measure traded market risk that collectively ensure a complete approach to the measurement of material market risks.

The RBS Group's main measurement methods are VaR and SVaR. Risks that are not adequately captured by these model methodologies are captured by the Risks Not in VaR (RNIV) framework to ensure that the RBS Group is adequately capitalised. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

These methods have been designed to capture correlation effects and allow the RBS Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Each of these methodologies and techniques is discussed in more detail below.

Value-at-risk

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

The Group’s internal VAR assumes a time horizon of one trading day and confidence level of 99%. The Group's VaR model is based on a historical simulation, utilising data from the previous 500 days on an equally weighted basis.

The Group’s internal traded VaR model captures all trading book positions including those approved by the regulator. From February 2014, credit and funding valuation adjustments were included in the internal measure of VaR. For an explanation of the distinction between internal VaR and regulatory VaR, refer to page 109.

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

The factors noted above are sufficient to define the RBS Group’s overall market risk exposures. Other types of risk which are components of the above-mentioned factors, are also monitored by individual businesses to identify and address any material concentrations.

Examples of such risk types include:

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

VaR limitations*

•         Historical VaR and the Group’s implementation of this risk measurement methodology have a number of known limitations, as summarised below, and the Group’s VaR should be interpreted in light of these. The approach taken is to supplement VaR with other risk metrics that address these limitations to ensure appropriate coverage of all material market risks.

•         Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the past. The Group model uses the previous two years of data; this period represents a balance between model responsiveness to recent shocks and risk factor data coverage.

*unaudited

Financial review  Capital and risk management

Traded market risk continued

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

•         When ten-day risk factor changes are used in the calculation of the regulatory VaR, the ten-day periods overlap, which can introduce an autocorrelation bias in the 99% confidence level VaR statistic. The analysis performed has shown the bias to be small and acceptable for a ten-day period.

•         The VaR of trading positions is computed at the close of business. Positions may change substantially during the course of the trading day and so intra-day price volatility and trading may not be captured by the model.

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

•         Risk factors relevant to a specific portfolio may be omitted, due to a lack of reliable data, or the use of proxy risk factors, for example. The RNIV framework has been developed to address these issues.

1-day 99% traded internal VaR*

The table below analyses internal VaR for the Group’s trading portfolios, segregated by type of market risk exposure.

	2014				2013				2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	4.5	1.3	11.0	1.0	9.9	8.0	21.3	4.4	16.2	11.0	26.5	7.0
Credit spread	6.9	1.5	15.3	1.5	15.9	9.9	24.9	8.4	19.0	23.4	28.7	10.3
Currency	0.1	0.1	0.3	—	0.2	0.2	0.3	0.1	0.2	0.2	0.8	0.1
Equity	0.3	0.2	0.9	0.1	0.9	0.8	4.6	0.5	0.7	0.9	1.8	0.1
Commodity	—	—	0.3	—	—	—	0.3	—	—	—	0.1	—
Diversification (1)		(1.0)				(6.1)				(14.6)
Total	7.8	2.1	18.3	1.7	17.9	12.8	26.6	9.3	20.5	20.9	34.8	12.8

Note:

(1)    The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key point

•         The Group’s interest rate and credit spread VaR declined in 2014 compared with 2013, on both a period end and average basis, primarily driven by de-risking of US ABP exposures in line with the exit strategy for this business.

*unaudited

Financial review  Capital and risk management

Market risk continued

VaR validation*

A dedicated model-testing team in Market Risk works with the risk managers to:

•         Test the accuracy of the valuation methods used in the VaR model on appropriately chosen test portfolios and trades.

•         Apply in-house models to perform advanced internal back-testing to complement the regulatory back-testing.

•         Identify risks not adequately captured in VaR, and ensure that such risks are addressed via the RNIV framework (refer to page 108).

•         Identify any model weaknesses or scope limitations and their impact.

•         Identify and give early warning of any market or portfolio weakness that may become significant.

As well as being an important market risk measurement and control tool, the VaR model is also used to determine a significant component of the market risk capital requirement (refer to page 110 for more information on calculation of capital requirements). Therefore, it is subject to not only ongoing internal review and validation but also regulator-prescribed back-testing.

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

•         Brokerage;

•         Additions to, and releases from, reserves that are not directly related to market risk; and

•         Any Day 1 P&L exceeding an amount of £500,000 (per transaction).

•         The Hypo P&L reflects the firm’s Clean P&L excluding any intra-day activities.

A portfolio is said to produce a back-testing exception when the Clean or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. The RBS Group monitors both Clean and Hypo back-testing exceptions.

Regulatory back-testing is performed and reported on a daily basis for legal entities and major business portfolios. Market risk teams also perform back-testing at the lower levels as part of the internal ongoing VaR model validation.

The back-testing described above primarily applies to CIB and Non-Core models, which are approved by the regulators. However, where appropriate, back-testing is also performed for other portfolios that are not subject to regulatory approval.

The table below shows regulatory back-testing exceptions for a period of 250 days for 1-day 99% traded regulatory VaR vs. Clean and Hypo P&L for the legal entities approved by the PRA.

Description	Back-testing exceptions		Model
	Clean	Hypo	status
National Westminster Bank Plc	3	3	Green
RBS Securities Inc (RBSSI)	1	1	Green
RBS Financial Products Inc	—	—	Green

Key points

•         Statistically the Group would expect to see back-testing exceptions 1% of the time over a one-year period. From a capital requirement perspective, the PRA categorises a firm’s VaR model as green, amber or red. A green model status is consistent with a satisfactory VaR model and is achieved for models that have four or fewer exceptions in a continuous 12-month period. The Group’s VaR model has maintained a green status for its regulated legal entities and hence has considered that no action is required to rectify or adapt its VaR models.

•         The exceptions at the NatWest level were driven by: the re-marking in August of certain inflation products following independent price verification; losses on euro and sterling positions as foreign exchange spot rates moved significantly in September; and a one-day delay in booking by a trader in September.

•         The exception at the RBSSI level resulted from losses in the US Credit business relating to the mining and chemical sectors and from losses on inflation securities.

*unaudited

Financial review  Capital and risk management

Traded market risk continued

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

The need for an RNIV calculation is typically identified in one of the following two circumstances: (i) as part of the New Product Risk Assessment process, when a risk manager assesses that the associated risk is not adequately captured by the VaR model; or (ii) as a result of a recommendation made by Model Risk or the model validation team when reviewing the VaR model.

The RNIV calculations provide a capital estimate of risks not captured in the VaR model and are regularly reported and discussed with senior management and the regulator. The methodology used in the material RNIV calculations is internally reviewed by Model Risk. Where appropriate, risk managers set sensitivity limits to control specific risk factors giving rise to the RNIV. RNIV calculations form an integral part of the Group’s ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR. Since the introduction of the RNIV framework, progress has been made in transitioning RNIVs into the VaR model.

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

For each legal entity covered by the PRA VaR model waiver (refer to Regulatory VaR), RNIV amounts are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stressed RNIV. In each of these categories, potential diversification benefits between RNIVs are ignored.

Stress testing*

The RBS Group undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of the RBS Group’s trading and available-for-sale portfolios.

The RBS Group conducts scenario-based sensitivity analysis and historical, macroeconomic and vulnerability-based stress testing.

Scenario-based sensitivity analysis measures the sensitivity of the current portfolio to defined movements in market risk factors. These risk factor movements and the resulting valuation changes are typically smaller than those considered in other stress tests.

Historical stress testing is a measure that is used for internal management. Using a similar technical framework to VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology simulates the impact of the worst loss that would be incurred by historical risk factor movements over the period, assuming a holding period specific to the risk factors and the businesses. At present, a holding period of 60 business days is applied for credit risk factors (including in the case of ABS) and for the AFS portfolios that are held by CIB Treasury and generally a period of 10 business days for other risk factors. The RBS Group reviews the holding periods annually.

Historical stress tests form part of the market risk limit framework and their results are reported daily to senior management.

Macroeconomic stress tests are carried out periodically as part of the firm-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the Board. The cross-risk capital planning process is conducted twice a year, in April/May and October/November, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios such as the PRA Anchor and the Federal Reserve Comprehensive Capital Analysis and Review and macroeconomic scenarios identified by the firm such as a euro crisis and a China hard landing.

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, forward-looking, macroeconomic or hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, relevant scenarios are reported to senior management.

*unaudited

Financial review  Capital and risk management

Market risk continued

Economic capital

A market risk economic capital framework was developed by the RBS Group in 2013 and was introduced in internal reporting in 2014.

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

Calculation of regulatory capital*

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

The Group uses both methods, with the internal model approach being used to calculate about 79% of its capital charge.

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

•         The all price risk model covers the generally lower-liquidity correlation trades and their liquid hedges (such as first-to-default basket trades). The RBS Group ceased using an internal model for all price risk during Q2 2014.

•         Securitisation and re-securitisation risks in the trading book are treated with the non-trading book standardised capitalisation approach.

RWAs by regulatory approach*

The Group’s market risk RWAs of £3.8 billion and minimum capital requirement of £300 million are analysed below by regulatory approach.

unaudited

Financial review  Capital and risk management

Market risk continued

Regulatory VaR*

The Group’s VaR model has been approved by the PRA to calculate its regulatory market risk capital requirement for the trading book for those legal entities under its jurisdiction. These legal entities are National Westminster Bank Plc, RBS Securities Inc and RBS Financial Products Inc. As from 1 December 2014, this approval takes the form of an internal model approach permission, replacing the earlier VaR waiver.

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

VaR back-testing*

For the Group’s trading book, a green model status was maintained throughout 2014. For details of back-testing results for regulatory VaR, refer to the table on page 107.

Regulatory SVaR*

The Group’s SVaR model has also been approved by the PRA for use in the capital requirement calculation. The regulatory SVaR differs from internal SVaR as it covers only regulator-approved products, locations and legal entities.

Risks not in VaR (RNIVs)*

As discussed earlier, the RNIV framework ensures that the risks not captured in VaR are adequately covered by capital.

The RNIV framework does not include tail event risks; these risks are covered indirectly by the regulatory multiplier applied to VaR and directly by relevant charges, notably the IRC discussed below.

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

The constant level of risk requirement is met by replacing positions that default or migrate in one period with equivalent positions in the next.

Market risk capital*

Minimum capital requirements

The following table analyses the Group’s total market risk minimum capital requirement at 31 December 2014, calculated in accordance with the Capital Requirements Regulation (CRR). For 2013 and 2012, the capital requirements were calculated in accordance with Basel 2.5.

	CRR	Basel 2.5
	2014	2013	2012
	£m	£m	£m
Interest rate position risk requirement	26	23	39
Equity position risk requirement	—	—	1
Option position risk requirement	1	—	—
Commodity position risk requirement	2	2	2
Foreign currency position risk requirement	7	32	10
Specific interest rate risk of securitisation positions	27	35	54
Total (standard method)	63	92	106
Pillar 1 model based position risk requirement	237	470	724
Total market risk minimum capital requirement	300	562	830

*unaudited

Financial review  Capital and risk management

The following table analyses the principal contributors to the Pillar 1 model based PRR presented in the previous table. Following the implementation of the CRR on 1 January 2014, credit hedges eligible for CVA are no longer included in the modelled market risk capital charges. Such hedges are now included in the CVA capital charge, which forms part of the capital calculation for counterparty credit risk.

	CRR				Basel 2.5
	2014				2013	2012
	Average	Maximum	Minimum	Period end	Period end	Period end
	£m	£m	£m	£m	£m	£m
Value-at-risk (VaR) (1)	53	73	23	44	70	120
Stressed VaR (SVaR)	220	301	78	123	229	289
Incremental risk charge (IRC)	78	109	8	54	108	131
RNIV	57	87	8	16	63	184
				237	470	724

Key points

•         The Group’s total market risk minimum capital requirement fell in 2014, largely driven by the Pillar 1 model-based contributors. The standard method requirement also fell, driven by foreign currency the interest rate position risk requirement and the specific interest rate risk of securitisation positions.

•         The decrease in the foreign currency position risk requirement reflected a reduction in exposure to sterling in Ulster Bank.

•         Specific interest rate risk of securitisation positions: This charge decreased due to the disposal of assets, primarily in the AAA and BB rating categories, during the year.

•         The decrease in the VaR and SVaR charges was primarily driven by the de-risking relating to the decision to exit the ABP business in the US.

•         The IRC reduction reflected the broad-based asset disposals in the ABP and Flow Credit businesses.

•         The decrease in the RNIV charge was driven primarily by a reduction in RBSSI’s ABP exposures.

*unaudited

Financial review  Capital and risk management

Market risk continued

Valuation and independent price verification

Traders are responsible for marking-to-market their trading book positions daily, ensuring that assets and liabilities in the trading book are measured at their fair value. Any profits or losses on the revaluation of positions are recognised daily.

Product controllers are responsible for ensuring that independent price verification processes are in place covering all trading book positions held by their business. Independent price verification and trader supervision are the key controls over front office marking of positions.

For more information on valuation controls, refer to page 104. The validation of pricing models is discussed below.

Model validation

The independent model validation framework governing both pricing models and risk models (including VaR) is described below.

The RBS Group uses a variety of models to manage and measure market risk, as described below. These models comprise pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both RBS Group-level and lower-level functions and are subject to independent review and sign-off.

A dedicated independent model review and challenge function - Model Risk - performs reviews of relevant models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

A new model is typically introduced when an existing model is no longer fit for purpose or a new product requires a new methodology or model to quantify the risk appropriately. Amendments are usually made when a weakness is identified during use of a model or following analysis either by the model developers or by Model Risk.

Pricing models*

Pricing models are developed by a dedicated front office quantitative team, in conjunction with the trading desk. They are used for the valuation of positions for which prices are not directly observable and for the risk management of the portfolio.

Any pricing models that are used as the basis for valuing books and records are subject to approval and oversight by asset-level modelled product review committees.

These committees comprise representatives of the major stakeholders in the valuation process - trading, finance, market risk, model development and model review functions.

The review process comprises the following steps:

•         The committees prioritise models for review by Model Risk, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, that is the valuation uncertainty arising from the choice of modelling assumptions.

•         Model Risk quantifies the model risk by comparing front office model outputs with those of alternative models independently developed by Model Risk.

•         The sensitivities derived from the pricing models are validated.

•         The conclusions of the review are used by Market Risk to inform risk limits and by Finance to inform model reserves.

Risk models*

All new risk models are subject to review and sign-off by Model Risk.

All model changes are approved through model governance at the franchise level. Changes to existing models that have an impact on VaR exceeding 5% at legal entity level or 15% at a major business level are also subject to Model Risk review and sign-off as are all model changes that require regulator approval before implementation.

Model Risk’s independent review comprises some or all of the following steps, as appropriate:

•         Testing and challenging the logical and conceptual soundness of the methodology;

•         Testing the assumptions underlying the model, where feasible, against actual behaviour. In its validation report, Model Risk will opine on the reasonableness and stability of the assumptions and specify which assumptions, if any, should be routinely monitored in production;

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

*unaudited

Financial review  Capital and risk management

Based on the review and findings from Model Risk, an internal model governance committee with appropriate delegated authority considers whether a model can be approved for use and whether any conditions need to be imposed, including those relating to the remediation of material issues raised through the review process. Once approved through internal governance, the new or amended model is implemented. Models used for regulatory reporting may additionally require PRA approval before implementation.

Model Risk also reassesses the appropriateness of approved risk models on a periodic basis according to the approved Periodic Review Policy. Each periodic review consists of a quick scan assessment and a subsequent decision by an internal model governance committee with appropriate delegated authority to re-ratify a model based on the quick scan assessment or to perform additional work prior to making a decision whether or not to re-ratify a model. In the quick scan assessment Model Risk assesses changes since the last approval along the following dimensions: change in size/composition of the portfolio, market changes, model performance, model changes, status of any outstanding issues, scheduled activities including work carried over from previous reviews.

This independent oversight also provides additional assurance that the RBS Group holds appropriate capital for the market risk to which it is exposed.

The model testing team in Market Risk also performs regular VaR model testing, which is discussed in more detail under Risk measurement - value-at-risk on page 105.

Non-traded market risk

Risk governance

The RBS Group Chief Risk Officer delegates responsibility for day-to-day control of non-traded interest rate risk and foreign exchange risk to the Director of Market Risk.

Non-traded market risk positions are reported to the RBS Group ALCo and the RBS Group Board, monthly in the case of interest rate risk and quarterly in the case of foreign exchange and equity risk.

Controls and assurance

The ERF approves the non-traded market risk framework. The non-traded market risk policy statement sets out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

The models used for managing non-traded market risk are subject to the validation process described on page 112.

Risk appetite*

The ERF sets the RBS Group’s appetite for non-traded market risk and approves appropriate risk limits as recommended by the Director of Market Risk and the RBS Group ALCo. Further information on the process and the limit framework can be found on pages 42 to 46.

Risk assessment, monitoring and mitigation

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

•         Basis risk, which arises when related instruments with the same tenor are valued using different reference yield curves. Changes in the spread between the different reference curves can result in unexpected changes in the valuation of or income difference between assets, liabilities or derivative instruments. This occurs, for example, in the RBS Group's retail and commercial portfolios, when products valued on the basis of the Bank of England base rate are funded with LIBOR-linked instruments.

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

The RBS Group’s policy is to manage the interest rate sensitivity within risk limits that are approved by the ERF and endorsed by the RBS Group ALCo before being cascaded to lower levels. These include, in particular, interest rate sensitivity and VaR limits.

*unaudited

Financial review  Capital and risk management

Market risk: Non-traded market risk continued

In order to manage exposures within these limits, the RBS Group aggregates its interest rate positions and hedges them externally using cash and derivatives - primarily interest rate swaps.

This task is primarily carried out by RBS Group Treasury, to which all businesses and CIB transfer most of their NTIRR. On a monthly basis, the main exposures and limit utilisations are reported to the RBS Group ALCo and the RBS Group Board.

Foreign exchange risk

The RBS Group’s only material non-traded open currency positions are the structural foreign exchange exposures arising from its investments in foreign subsidiaries and associates and their related currency funding. These exposures are assessed and managed by RBS Group Treasury under delegated authority from the RBS Group ALCo. RBS Group Treasury seeks to limit the potential volatility impact on RBS Group’s Common Equity Tier 1 (CET1) ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals RBS Group’s CET1 ratio. The sensitivity of the CET1 capital ratio to exchange rates is monitored monthly and reported to the RBS Group ALCo at least quarterly.

Foreign exchange exposures arising from customer transactions or profit and losses are sold down by segments and businesses on a regular basis in line with RBS Group policy.

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

The table below shows the NTIRR VaR for the Group’s retail and commercial banking activities at a 99% confidence level.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
2014	104	87	118	87
2013	103	124	124	80
2012	124	102	144	85

Key points

•         The average VaR for the Group at £104 million was higher than that for the RBS Group. This is because the RBS Group hedges some structural interest rate risk exposures at a consolidated level.

•         The decline in VaR between end-2013 and end-2014 reflected lower exposure to medium-term interest rates. The exposure is largely to UK interest rates.

Financial review  Capital and risk management

Market risk: Non-traded market risk continued
Foreign exchange risk
The table below shows the Group's structural foreign currency exposures.
	Net investments	Net
	in foreign	investment	Structural foreign
	operations	hedges	currency exposures
2014	£m	£m	£m
US dollar	2,511	(680)	1,831
Euro	5,236	(39)	5,197
Swiss franc	913	—	913
Other non-sterling	44	—	44
	8,704	(719)	7,985

2013
US dollar	3,932	(538)	3,394
Euro	4,227	—	4,227
Swiss franc	1,068	—	1,068
	9,227	(538)	8,689

2012
US dollar	4,037	(793)	3,244
Euro	6,988	—	6,988
Swiss franc	1,122	—	1,122
Other non-sterling	10	(10)	—
	12,157	(803)	11,354

Key points

•         The Group's structural foreign currency exposure at 31 December 2014 was £8.0 billion, a decrease of £0.7 billion on 2013, primarily as a result of provisions in US subsidiaries that was partly offset with a reduction in Ulster Bank Group provisions.

•         Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain in equity of £0.4 billion while a 5% weakening would result in a loss of £0.4 billion.

Calculation of regulatory capital

The Group holds capital for two types of non-traded market risk exposures: NTIRR and non-trading book foreign exchange.

Capital for the Group’s NTIRR is captured under the Pillar 2A process. This is calculated by considering the potential impact on the economic value of the Group over a one year horizon. The four main sources of NTIRR, repricing, yield curve, basis and optionality risks, are captured in the calculation.

Pillar 1 capital must be held for non-trading book foreign exchange exposures, as outlined under CRR Articles 455 and 92(3)c. Structural foreign exchange exposures are excluded from the calculations as outlined under CRR Article 352(2); such exposures are considered under Pillar 2A.

The Group’s capital calculations under ICAAP are also used for economic capital purposes.

Financial review  Capital and risk management

Country risk
117	Definition
117	Sources of risk
117	Overview
117	Outlook for 2015
117	Governance
118	Risk appetite
118	Risk mitigation
118	Risk monitoring
118	Measurement
118	Basis of preparation
119	Summary of country exposures

Financial review  Capital and risk management

Country risk

Definition

Country risk is the risk of losses occurring as a result of either a country event or unfavourable country operating conditions. As country events may simultaneously affect all or many individual exposures to a country, country event risk is a concentration risk. For other types of concentration risks such as product, sector or single-name concentration, refer to the Credit risk section.

Sources of risk

Country risk has the potential to affect all parts of NatWest Group’s portfolio across wholesale and retail activities that are directly or indirectly linked to the country in question. It arises from possible economic or political events in each country to which the Group has exposure, and from unfavourable conditions affecting daily operations in a country.

Country events may include a sovereign default, a political conflict, a banking crisis or a deep and prolonged recession leading to possible counterparty defaults. Transfer or convertibility restrictions imposed by a country’s government to stem the loss of foreign currency reserves may temporarily prevent counterparties from meeting their foreign currency payment obligations. Major currency depreciation may also affect a customer’s income or debt burden, leading to default.

Unfavourable operating conditions may include the risk that a weak or creditor-unfriendly legal system within a country makes it difficult for the Group to recover its claims in the event of customer default. An unreliable or unstable political system may lead to sudden compliance or reputational issues, or even expropriation without proper compensation.

Overview*

The conflict between Ukraine and Russia and the consequent escalating tensions between Russia and the West triggered an internal review of credit grades. Limits for both countries were adjusted, additional credit restrictions were placed on new business and exposures were reviewed against international sanctions.

The eurozone region emerged from recession, with some of the periphery countries recovering but growth in other countries, including Germany, mostly sluggish. The EU’s Single Supervisory Mechanism (SSM) commenced in November 2014 when the European Central Bank (ECB) assumed supervisory responsibility for the 130 largest banks of the eurozone, after concluding a detailed Asset Quality Review of their books, adjusting balance sheets and stress-testing their capital positions. This SSM is the first pillar of the EU Banking Union that should reduce the risk of a repeat of the financial crisis over the longer term and that helps to support the quality of the bank’s exposure, particularly in Europe. The other pillar will be the Single Resolution Mechanism, scheduled for 2016.

Outlook for 2015*

In 2015, recovery in the advanced economies will likely remain uneven, with widening differentials between the US and Europe in growth, price levels and policies.

The policy divergence will be amplified by the January 2015 ECB announcement of a €1,000 billion quantitative easing programme, aimed at reversing deflation and stimulating credit growth, while the US Federal Reserve is expected to start tightening interest rates in the second half of 2015.

The Chinese economy continues its structural slowdown; broad reforms aim at ensuring more sustainable long-term growth, but accumulated financial vulnerabilities bear downside risks. Growth in emerging markets is expected to be restrained by reduced capital inflows, depressed global commodity prices, and geopolitical conflicts, at times resulting in market volatility in the most vulnerable economies.

Governance*

All country exposures in NatWest Group are covered by RBS Group’s country risk framework.

The RBS Group Executive Risk Forum (ERF) delegates authority to set sovereign ratings, sovereign loss-given-default rates, and country Watchlist colours to the RBS Group Chief Credit Officer (CCO), who may further delegate this authority to Strategic Risk. The ERF delegates authority to decide on country risk matters such as risk appetite, risk management strategy and framework, and risk exposure and policy to the RBS Group Credit Risk Committee (CRC), which may further delegate it to Country Risk Management (CoRM). This includes the setting of country limits, where appropriate including allocations for specific product groups. The CCO and CRC can escalate issues to the ERF when necessary.

For further information on governance, refer to the Risk governance section on page 25.

*unaudited

Financial review  Capital and risk management

Risk appetite*

RBS Group’s country risk appetite framework has “top-down” and “bottom-up” components.

The top-down component is guided by the RBS Group’s global risk appetite; each country’s internal sovereign rating; its strategic importance to the bank; the composition of the bank’s portfolio; the funding profile; and an assessment of the potential for losses arising from possible key country risk events. This component provides a clear structure for the consideration of downside scenarios, the identification of countries that pose material concentration risks to the bank, and possible management actions.

Bottom-up analysis includes the risk/return relationship as well as reputational and regulatory risk.

RBS Group country limits are set for almost all countries. The UK is an exception, given its home country status. The US is another exception because of the specific local risk management structure, the size of the local portfolio and corresponding role in RBS Group-wide risk management, together with the country's strong ratings.

Risk mitigation*

Part of NatWest Group’s exposure is mitigated by guarantors or insurers (including export credit agencies), credit default swap protection providers, or collateral in third countries, which will not be directly affected by a country event in the obligor’s country. Further details on credit mitigation instruments are provided in the Credit risk section.

Risk monitoring*

The CoRM team monitors and reports on RBS Group-level exposures to all countries, and follows up with the customer businesses in the event of limit excesses. CoRM has delegated authority up to specified levels to decide on country limit increases; any such decision must be reported to the CRC. Persistent excesses are escalated to the CRC.

A country risk Watchlist process identifies emerging issues, facilitating the development of mitigation strategies. Monthly reports discussing RBS Group’s main country risks and trends are sent to the CRC leadership team, with any key risks reported on to RBS Group ExCo and the Board Risk Committee.

Countries Watchlisted Amber are monitored closely. Appetite for countries Watchlisted Red is limited to short-term business in areas such as trade finance and derivatives, unless the country is deemed a strategic priority country.

Detailed portfolio reviews are conducted to ensure that the composition of country portfolios remains aligned with the RBS Group’s country risk appetite in light of economic and political developments. Changes in sovereign ratings or country Watchlist status trigger a review of appetite and, where appropriate, are referred to the CRC for discussion.

Measurement*

In this section, country exposure includes wholesale and retail net on-balance sheet exposure (drawn amounts under lending facilities, net of provisions, mark-to-market derivatives positions and issuer-risk debt securities positions in the banking book and trading book) together with off-balance sheet exposure (contingent obligations and undrawn commitments).

Basis of preparation

The tables in this section show NatWest Group’s exposure at 31 December 2014, 2013 and 2012. Exposures are reported by country of operation of the obligor, except exposures to governments and individuals, which are shown by country of residence.

The country of operation is the country where the main operating assets of a legal entity are held, or where its main cash flows are generated, taking account of the entity’s dependency on subsidiaries' activities.

Countries shown are those which had ratings of A+ or below from Standard and Poor’s, Moody’s or Fitch at 31 December 2014, where NatWest Group’s balance sheet exposure (as defined in this section) to counterparties operating (or individuals residing) in them exceeded £0.5 billion. Only Ireland met these criteria. Also shown are other selected eurozone countries.

The exposures are stated before taking into account risk mitigants such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events.

Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective.

*unaudited

Financial review  Capital and risk management

Summary of country exposures

	Net balance sheet exposure						Analysis of net balance sheet exposures					Off-
			Other				Net	Debt securities		Net		balance	Total
	Sovereign	Banks	FI	Corporate	Personal	Total	lending	AFS/LAR	HFT (net)	Derivatives	SFT	sheet	exposure
2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	617	194	197	5,251	14,569	20,828	20,650	—	—	178	—	1,565	22,393
Other eurozone
periphery	—	2	7	56	71	136	130	6	—	—	—	79	215

Eurozone periphery	617	196	204	5,307	14,640	20,964	20,780	6	—	178	—	1,644	22,608

Germany	2,080	286	8	38	76	2,488	795	1,682	2	2	7	56	2,544
France	382	94	10	86	53	625	230	394	(15)	16	—	88	713
Other eurozone	56	314	60	126	50	606	452	149	(3)	2	6	131	737

Total eurozone	3,135	890	282	5,557	14,819	24,683	22,257	2,231	(16)	198	13	1,919	26,602

2013

Eurozone
Ireland	155	1	216	8,191	15,828	24,391	24,176	—	—	215	—	1,779	26,170
Other eurozone
periphery	—	1	—	67	79	147	148	—	(1)	—	—	87	234

Eurozone periphery	155	2	216	8,258	15,907	24,538	24,324	—	(1)	215	—	1,866	26,404

Germany	171	197	24	214	76	682	648	8	2	2	22	45	727
France	3	252	10	133	57	455	424	3	9	19	—	81	536
Other eurozone	8	420	1	150	50	629	494	32	13	1	89	89	718

Total eurozone	337	871	251	8,755	16,090	26,304	25,890	43	23	237	111	2,081	28,385

2012

Eurozone
Ireland	109	74	232	11,513	16,238	28,166	27,827	—	—	337	2	1,754	29,920
Other eurozone
periphery	—	14	50	88	86	238	238	—	—	—	—	93	331

Eurozone periphery	109	88	282	11,601	16,324	28,404	28,065	—	—	337	2	1,847	30,251

Germany	1	151	9	53	68	282	274	—	—	2	6	39	321
France	—	269	23	64	47	403	380	—	9	14	—	77	480
Other eurozone	—	335	35	143	51	564	497	20	11	4	32	181	745

Total eurozone	110	843	349	11,861	16,490	29,653	29,216	20	20	357	40	2,144	31,797

Notes:

(1)    Net lending - Comprises loans and advances, including cash balances and risk elements in lending - net of provisions.

(2)    Debt securities - Comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as long positions (including DFV securities) net of short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest, are recognised in the income statement. Other changes in the fair value of AFS securities are reported in AFS reserves.

(3)    Derivatives (net) - Comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements in line with the corresponding regulatory capital models, but before the effect of collateral.

(4)    Securities financing transactions (SFT) (net) - Comprise the mtm value of the cash and securities that are due to NatWest Group at a future date under repurchase agreements, reverse repurchase agreements, stock borrowing, stock lending and equity financing transactions, after the effect of collateral intrinsic to the transaction and legally enforceable netting agreements. Counterparty netting is applied as per the corresponding regulatory capital approach. Additional collateral called to offset mtm positions (variation margin) is not included.

(5)    Net balance sheet exposure - Comprises net lending, debt securities, derivatives (net) and SFT (net) exposures, as defined above.

(6)    Off-balance sheet - Comprises letters of credit, guarantees, other contingent obligations and legally committed undrawn facilities.

(7)    Total exposure - Comprises net balance sheet exposure and off-balance sheet exposure, as defined above.

(8)  Sovereign - Comprises central, regional and local government and central banks.

(9)    Eurozone periphery - Ireland, Italy, Spain, Portugal, Greece and Cyprus.

(10)  Other eurozone - Austria, Belgium Estonia, Finland, Latvia, Luxembourg, Malta, Netherlands, Slovakia and Slovenia.

Financial review  Capital and risk management

Key points*

•         The comments below relate to changes in country exposures in 2014 unless indicated otherwise.

•         Net balance sheet and off-balance sheet exposure to most countries declined across most products. The Group maintained a cautious stance and many clients continued to reduce debt levels. The euro depreciated against sterling by 6.5% while the US dollar appreciated by 5.9%.

•         Total eurozone net balance sheet exposure decreased by £1.6 billion or 6% to £24.7 billion. Reductions in eurozone periphery countries (notably Ireland) were partly offset by increases in debt securities in Germany and France.

•         Eurozone periphery net balance sheet exposure decreased by £3.6 billion to £21.0 billion - primarily all in Ireland.

•         Ireland - net balance sheet exposure fell by £3.6 billion or 15%

to £20.8 billion - primarily all in Ulster Bank. Exposure to corporates and personal decreased by £2.9 billion and £1.3 billion respectively. These reductions reflected sales, repayments and write-offs (partly offset by impairment write-backs) plus currency movements. Provisions fell by £2.2 billion to £8.4 billion, reflecting improved collateral values. Cash deposits with the Central Bank of Ireland increased by £0.5 billion as part of Ulster Bank’s preparations for the new Capital Requirements Regulation liquidity coverage ratio requirements which come into effect in 2015.

•         Germany - net balance sheet exposure rose by £1.8 billion to £2.5 billion, largely as a result of increases in AFS debt securities by £1.7 billion - also part of Ulster Bank’s preparations for the new liquidity requirements. Corporate lending decreased by £0.2 billion. Government bond holdings were £1.6 billion (all AFS) at the end of the year.

•         France - net balance sheet exposure increased by £0.2 billion. This was the net effect of a rise in Ulster Bank-held AFS government bonds by £0.4 billion against reductions in lending, mostly to banks, by £0.2 billion.

•         Netherlands - net balance sheet exposure increased by £2.6 billion to £13.4 billion, as net HFT exposure rose by £1.7 billion through normal market fluctuations while derivatives exposure increased by £1.0 billion to £6.4 billion, largely driven by business with a few major banks.

•         Belgium - net balance sheet exposure increased by £1.1 billion to £3.3 billion, mostly in HFT government bonds and derivatives exposure to banks.

*unaudited

Financial review  Capital and risk management

Other risks
122	Pension risk
124	Business risk
124	Strategic risk

Financial review  Capital and risk management

Other risks*

Pension risk

Definition

Pension risk is the risk arising from contractual or other obligations to, or with respect to, RBS Group pension schemes, whether established for its employees or for those of a related company. It is also the risk that RBS Group may make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation, or for any other reason.

Sources of risk

The Group has exposure to pension risk through its defined benefit schemes worldwide. The three largest schemes, which represent around 96% of the bank’s pension liabilities, are the Royal Bank of Scotland Group Pension Fund (‘Main scheme’), the Ulster Bank Pension Scheme (Republic of Ireland), the Ulster Bank Pension Scheme. The Main scheme is the principal source of pension risk.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members, and legislation. Meanwhile, pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates and equity and property prices. RBS Group is exposed to the risk that the schemes’ assets together with future returns and any additional future contributions are insufficient to meet liabilities as they fall due. In such circumstances, it could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

Governance

The Main scheme operates under a trust deed. The corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc. The trustee board currently comprises six directors selected by RBS Group and four directors nominated by members. The trustee is supported by RBS Investment Executive Ltd (RIEL), a team specialising in pension investment and risk management.

The Pension Risk Committee (PRC), acting as a sub-committee of the RBS Group’s Asset and Liability Committee, formulates RBS group’s view of pension risk. The PRC considers mechanisms that could potentially be used for managing risk within the funds as well as financial strategy and employee welfare implications, and also reviews actuarial assumptions from a sponsor perspective as appropriate. The PRC is a key component of RBS Group’s approach to pension risk where risk management, asset strategy and financing issues are reviewed and monitored on behalf of RBS Group. The PRC also serves as a formal link between RBS Group, RIEL and the trustee.

For further information on risk governance, refer to page 25.

Risk appetite and monitoring

Investment policy for the schemes is defined by the trustee with quantitative and qualitative input from RIEL and other specialist advisers employed by the trustee.

While the trustee is responsible for the management of the scheme assets, it consults with RBS Group on material changes to risk appetite and investment policy.

As the sponsor of its defined benefit pension schemes, RBS Group manages the risk it faces using a pension risk management framework. This encompasses risk monitoring, modelling, stress testing and reporting. As sponsor, RBS Group maintains an independent view of the risk inherent in its pension funds. In addition to the scrutiny provided by the PRC, RBS Group also achieves this through regular pension risk monitoring and reporting to the Board, the Executive Committee and the Board Risk Committee on the material pension schemes that RBS Group has an obligation to support. If agreement is not reached between RBS Group and the trustee, the Pensions Regulator can take action by appointing independent trustees, or by serving a contribution notice on the employer requiring payment to the scheme.

Risk mitigation

The trustee has taken measures to mitigate inflation and interest rate risks both by investing in suitable physical assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The assets of the Main scheme, which represented 94% of RBS Group’s pension plan assets at 31 December 2014, are invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, property and other alternative assets.

Risk is also mitigated in other ways. In October 2006, the Main scheme was closed to new employees. In November 2009, RBS Group confirmed that it was making changes to the Main scheme and a number of other defined benefit schemes, including the introduction of a limit of 2% per annum (or the annual change in the Consumer Price Index, if lower) to the amount of any salary increase that will count for pensionable purposes.

In October 2012, RBS Group confirmed that it was offering employees in the Main scheme the choice between an increase to the charge, made through its flexible benefits programme, of 5% of salaries and an increase in Normal Pension Age from 60 to 65 in respect of service from October 2012 with no additional charge.

*unaudited

Financial review  Capital and risk management

Risk measurement

Pension risk reporting is submitted monthly to the RBS Group Board in the RBS Group Risk Monthly Management Report. The report includes a measurement of the overall deficit or surplus position based on the latest data and estimated capital requirements, and an assessment of the sensitivities of the pension schemes to interest rates, inflation and credit spreads.

RBS Group also undertakes a number of stress tests and scenario analyses on its material defined benefit pension schemes each year as part of its risk measurement framework. These stress tests are also used to satisfy the requests of regulatory bodies such as the European Banking Authority and the PRA. The stress testing framework includes the production of the pension risk internal capital adequacy assessment process as well as additional stress tests for a number of internal management purposes.

Pension stress tests take the form of both stochastic (one that cannot be predicted precisely) and deterministic stresses over time horizons from one to five years in duration. They are designed to examine the behaviour of the pension schemes’ assets and liabilities under a range of financial and demographic shocks.

The results of the stress tests and their consequential impact on RBS Group’s balance sheet, income statement and capital position are incorporated into the overall enterprise-wide stress test result.

The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) to changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements.

	Change	Change	Increase in net
	in value	in value of	pension
	of assets	liabilities	obligations
	£m	£m	£m
At 31 December 2014
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	447	413	34
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	932	1,159	(227)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	65	1,581	(1,516)
Fall in equity values of 10%	(771)	—	(771)

At 31 December 2013
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	217	333	(116)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	595	895	(300)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	60	1,245	(1,185)
Fall in equity values of 10%	(894)	—	(894)

At 31 December 2012
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	76	255	(179)
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	578	995	(417)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	71	1,261	(1,190)
Fall in equity values of 10%	(862)	—	(862)

*unaudited

Financial review  Capital and risk management

Business risk

Definition

Business risk is the risk that the Group suffers losses as a result of adverse variances in its revenues, costs or both as a result of its business plan and strategy. Such variances may be caused by a variety of specific factors such as volatility in pricing, sales volumes, and input costs as well as more general factors such as exposure to macroeconomic, regulatory and industry risks.

Sources of risk

Business risk exists at all levels of the organisation and is generated at the transaction level. It is affected by other risks the Group faces, which could contribute to any adverse changes in revenues or costs.

Governance

The Group Board has ultimate responsibility for business risk. Refer to the Risk governance section on page 25.

Responsibility for the day-to-day management of business risk lies primarily with the franchises with oversight by the Finance function. The franchises are responsible for delivery of their business plans and the management of such factors as pricing, sales volumes, marketing expenditure and other factors that can introduce volatility into earnings.

Risk appetite

RBS Group assesses volatility in revenues and costs in determining whether RBS Group and its underlying businesses are within risk appetite. Each franchise is responsible for the implementation of its business plan and the management of associated risks within approved risk appetite targets.

Risk identification and monitoring

Business risk is identified and managed at the product and transaction level. Estimated revenue and costs, including the potential range of outcomes, are key considerations in the design of any new product or investment decision. All policies that ultimately seek to manage and control financial impact at the product and transaction level are therefore relevant to business risk management, including policies on conduct, funding and investment spending.

Business risk is reported, assessed and challenged at every governance level within the organisation. Each franchise monitors its revenues and costs relative to plans, reporting this on a regular basis to the finance directors of each franchise and to bank-wide functions. The Finance function challenges financial results and reports performance against plan to the Board and executive committees, focusing on revenue generation, cost management initiatives and risk mitigation.

Business risk is reviewed and assessed through RBS Group’s planning cycles, which are discussed with RBS Group Risk Management, and performance management processes.

In the planning cycles, expected and potential scenarios for revenues and costs are determined, on a bottom-up basis, through plans reflecting expectations of the external environment and the bank’s strategic priorities. These scenarios are tested against a range of sensitivities and stresses to identify the key risk drivers behind any potential volatility, together with management actions to address and manage them.

Risk mitigation

RBS Group operates a forecasting process to identify projected changes in, or risks to, key financial metrics, and ensures appropriate actions are taken. RBS Group responded to business risk challenges by designing cost management programmes to deliver substantial savings in 2014 and beyond. RBS Group Risk Management was also involved in these discussions.

Risk measurement

The stress test outcomes form a core part of the assessment of earnings and capital adequacy risk appetite and are approved by the Board. The measurement of change in profit and loss of the franchises under stress thereby acts as a measure of business risk. Franchises also conduct their own bottom-up stress testing exercises to assess the financial performance of their businesses under stress.

Strategic risk

Definition

Strategic risk is the risk that the Group will make inappropriate strategic choices, or that there will be changes in the external environment to which the Group fails to adapt its strategies.

Sources of risk

Strategic risk arises from decisions that fail to reflect the operating environment, or which do not take adequate account of execution challenges. These include decisions related to products and services which have implications for profitability, risk, the customer base, and for business growth.

*unaudited

Financial review  Capital and risk management

Failure to manage this risk could have a wide-ranging impact. It could lower revenues, profitability and returns to shareholders, and severely impair RBS Group’s ability to meet other financial and non-financial objectives.

Governance

RBS Group’s strategic planning process is managed by the Strategy and Corporate Development team. The Risk and Finance functions are key contributors to strategic planning.  As part of the process, each customer business develops a strategic plan for its business within a framework set by the bank’s senior management.  The strategic plans are consolidated at RBS-Group-wide level, and reviewed and assessed against risk appetite by the RBS Group CE, the CFO and the RBS Group Director of Strategy and Corporate Finance before presentation to and approval by the RBS Group Board.

The RBS Group Board has ultimate responsibility for approving strategic plans, initiatives and changes to strategic direction. In addition to the annual cycle, each customer business presents a more detailed individual “deep dive” review of key dimensions of its strategy at an RBS Group Board meeting at different points during the year.

Risk appetite and identification

Strategic plans are assessed against, and must comply with, RBS Group’s strategic risk objectives (refer to Risk appetite section, page 28). These objectives are intended to ensure that RBS Group’s chosen strategies do not expose it to an inappropriate degree of financial and non-financial risk. These therefore represent the appetite for strategic risk.

RBS Group employs robust strategy development processes which consider the implications of economic, industrial, market, technological and customer developments and trends. RBS Group Risk Management is involved in defining risk appetite for the customer businesses, and in challenging and reviewing strategic plans.

In addition, there are “top risks” and “emerging risks” processes in place which aim to identify early, monitor closely and avoid or otherwise manage effectively strategic risks that have the highest likelihood of impacting strategic plans.

Risk monitoring

Top and emerging risks processes monitor the most material risks to strategic objectives. Strategic progress is monitored through quarterly performance review meetings between customer business CEOs and the RBS Group CE, the CFO, and the RBS Group Director of Strategy and Corporate Finance.

Individual customer businesses bear much of the responsibility for managing strategic risks. The senior leadership of the customer businesses track progress on the initiatives and action plans to deliver the strategy through a range of key performance indicators such as financial performance, risk metrics, market shares and numbers of customers, and satisfaction scores.

Risk mitigation

A major part of the top risks process is to ensure that all appropriate action is taken to mitigate the most material risks to strategic objectives.

Key strategies are reviewed and approved by the RBS Group Board. These reviews are intended to maximise the capture of market and customer insight while providing independent scrutiny and challenge. Strategic plans contain analysis of current and expected operating conditions, current and targeted competitive and market positioning, key strategic initiatives, financial and customer targets and milestones, and upside and downside risks.

A full sensitivity analysis of the consolidated strategic plan is undertaken, at the end of the strategic and financial planning process, to assess the robustness of the plan, and compliance with strategic risk objectives, under a variety of stressed conditions.  In certain cases, following consideration of an opportunity, RBS Group may decide not to pursue the opportunity as a result of a perceived strategic risk.

RBS Group also undertakes strategic reviews to decide how to react to specific developments. It is now considering, for instance, how best to react to the Independent Commission on Banking’s proposals for ring-fencing of retail banking operations.

Risk measurement

A wide variety of financial, risk, customer and market metrics are used to monitor business performance and thus, inter alia, the effectiveness of chosen strategies. Any deviations from the expected values are analysed to determine drivers which could be strategic, environmental or management. Example metrics include: customer attrition; deposit balances; revenues; impairments or loan losses; profitability; and risk-weighted returns.

*unaudited

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2014.

Group structure

National Westminster Bank Plc (the ‘company’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the ‘holding company’ or ‘the Royal Bank’), which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The ‘Group’ or ‘NatWest Group’ comprises the company and its subsidiary and associated undertakings. Details of the principal subsidiary undertakings and their activities are shown in Note 17 on the accounts. ‘RBS Group’ comprises The Royal Bank of Scotland Group plc (the ‘ultimate holding company’) and its subsidiary and associated undertakings.

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

At 31 December 2014, HMT’s holding in the ultimate holding company’s ordinary shares was 62.3%.

Results and dividends

The profit attributable to the ordinary shareholders of the company for the year ended 31 December 2014 amounted to £1,733 million compared with a loss of £5,963 million for the year ended 31 December 2013, as set out in the consolidated income statement on page 134.

In 2014, the company paid a dividend on ordinary shares of £175 million (2013 - nil) to the holding company.

Strategic report

Activities

The Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its operating segments and the competitive markets in which they operate, are contained in the Financial review on pages 5 and 6.

Risk factors

The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Certain risk factors the Group faces are summarised in the Financial review on pages 7 to 9. Fuller details of these and other risk factors are set out on pages 239 to 258.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 146 to 149.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk, is discussed in the capital and risk management section of the Financial review on pages 18 to 125.

Financial performance

A review of the Group's performance during the year ended 31 December 2014 and the Group's financial position as at that date is contained in the Financial review on pages 10 to 17.

Employees

Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach.

As at 31 December 2014, the Group employed 24,600 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

Leadership

Developing great leaders with the capability to deliver our ambition to be number one for customer service, trust and advocacy is a key priority, aligned to our People and Leadership Standards. In 2014 we rolled out Team Effectiveness sessions for new executive teams to help them role model our values and lead the transition to a new RBS Group.

Employee engagement

For RBS Group, building an engaged, healthy and inclusive workforce is crucial. Every year since 1999, through the Our View survey, people in all our businesses have shared their thoughts about what it’s like to work at RBS Group. The survey enables our people leaders to monitor levels of engagement and work with their teams to make improvements to the working environment. It also provides a mechanism for RBS Group to track employee perception of our culture and the progress we’re making.

Report of the directors

Living our values

The ways that we recruit, promote, reward, and manage our people are all aligned to our values, and this coherent approach is making a difference within the organisation – with more people (year on year) believing our values are making a difference to the way we work.

How we behave forms the character of our company and dictates how others see us. RBS Group’s code of conduct, Our Code, reflects our values and applies to everyone who works here. It is supported by the YES Check: a simple decision-making framework to help our people translate Our Code into their day-to-day roles. The YES check has been designed to meet the Financial Conduct Authority’s standard of conduct and is underpinned by ethical principles.

Our Code lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It’s available at rbs.com>about us>our values, or without charge, upon request, by contacting Corporate Governance and Secretariat at the telephone number listed on page 2.

Customer performance

Our approach to performance management allows us to provide clarity for our people about how their individual contribution links to our ambition, reward the behaviour that supports our values, and hold individuals to account for behaviour and performance that does not. In 2014 we completed alignment of our approach to performance management across RBS Group, so that in 2015 there is consistent bank-wide use of our balanced scorecard, People standards, Leadership standards, and online system.

Simple organisation

RBS Group is making steady progress towards building a smaller, simpler organisation. In 2014, we defined clear principles and practices around how the organisation would work, and new role accountabilities for the top 150 roles across the RBS Group, as part of redesigning our operating model.

We’ve moved from seven divisions to three customer franchises, redesigning our supporting functions and services to remove duplication and unnecessary management layers. In addition to supporting our strategic direction, this work has strengthened accountabilities across RBS Group, with robust governance in place to ensure future organisation designs are in line with these principles, positioning us to respond to ongoing regulatory requirements.

Employee consultation

RBS Group recognises employee representatives such as trade unions and work councils in a number of businesses and countries. Our European Employee Council provides an opportunity for elected representatives and management to discuss developments in RBS Group’s European operations. Discussions have continued to take place with employee representatives where appropriate on the progress of our strategic plans.

Employee learning and development

RBS Group maintains a strong commitment to providing all our people with the opportunity to grow through learning and development, which in turn helps to achieve business objectives and drive excellent customer service.

Supporting the professionalisation of our front line staff, all of our customer-facing employees are aware of the professional standards expected of them, and as at the end of 2014, 86% have completed related professional development programmes, giving colleagues the skills they need to do their job and serve customers well. Building the capability of our people is also crucial to ensure effective compliance behaviour. RBS Group has mandatory training modules for all employees to improve their understanding of the processes and controls required to properly manage key risks.

Diversity and inclusion

RBS Group’s ambition is to be number one for customer service, trust and advocacy in every one of our chosen business areas by 2020, supported by a people commitment to make RBS Group a great place to work. Valuing difference is therefore essential for our customers and colleagues. Our inclusion policy standard applies to all our people globally; and our strategy for diversity and inclusion sits with the Board and Executive Committee.

Our approach during 2014/15 focuses on building inclusion into all stages of the employee lifecycle. In 2014 we started rolling out bank-wide unconscious bias learning for all employees, which will continue across 2015. We’ve introduced a gender target to increase the number of women in senior roles across RBS Group. And we continue to support our employee-led networks, with membership across RBS Group at over 15,000 people.

This year RBS Group has been recognised for its work on Equality, Diversity and Inclusion by retaining our Platinum ranking from Opportunity Now (gender) for the second year; increasing our ranking from Silver to Gold for Race for Opportunity (race); retaining a position in the Times Top 50 Employers for Women for the eighth consecutive year; and improving upon our ranking in the Stonewall Workplace Equality Index (LGBT).

Report of the directors

Wellbeing

Ensuring and supporting the wellbeing of our people is an important responsibility for RBS Group. A wide range of health benefits and services is in place to help them maintain good physical and psychological health, and support them if they do become unwell, including Lifematters, RBS Group’s Employee Assistance Programme. We continue to enhance and promote these services, targeting those issues that we know affect our people’s ability to bring the best of themselves to work. In 2014, Lifematters Online activity improved significantly through promotion via road shows, wellbeing fairs, and internal communications; and the popularity of the Lifematters App, which was launched in late 2013, continued to grow. In 2014 RBS Group also signed up to Time to Change: the UK’s biggest programme to challenge mental health stigma.

Sustainability

Sustainability at RBS Group means building our business around long term thinking and support for our customers and the communities in which they live. Our core responsibility is to obey the law and to ensure that our business is built on safe and secure financial foundations, and we have worked hard in the years since the financial crisis to achieve this position. This underpins everything that RBS Group does and enables people to run their daily lives and businesses. Our position as a provider of credit supports economic growth and brings wider benefits to society.

But our ambition is to go further, to shape the world around us in a positive way. We recognise that we still have a long way to go achieve this position across our business. Sustainability is therefore not just about the many responsibilities and obligations that RBS Group has, but about taking leadership on a broad range of issues that are important to our stakeholders.

The Sustainable Banking Committee is responsible for overseeing and challenging how management is addressing sustainable banking and reputation issues, considering the long term interests of all stakeholder groups.

Going concern

The directors, having considered the Bank’s business activities and financial position discussed in the Financial review including the Group’s regulatory capital resources (pages 41 to 48) and its liquidity and funding profile (pages 49 to 56) and the risk factors set out on pages 239 to 258 and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2014, approved on 25 February 2015, which were prepared on a going concern basis.

Corporate governance

Internal control over financial reporting

The internal controls over financial reporting for the Group are consistent with those at the RBS Group level. The RBS Group is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2014.

The RBS Group assessed the effectiveness of its internal control over financial reporting as of 31 December 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in ‘Internal Control - Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2014, the RBS Group's internal control over financial reporting is effective.

The RBS Group's auditors have audited the effectiveness of the RBS Group's internal control over financial reporting and have given an unqualified opinion.

Management's report on the RBS Group's internal control over financial reporting was filed with the Securities and Exchange Commission as part of the RBS Group’s Annual Report on Form 20-F.

In addition to the requirements for RBS Group, the NatWest Group is required to comply with Section 404(a) of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2014. Based on the criteria discussed above, the NatWest Group concluded the internal control over financial reporting is effective and the report is included in this Report. The NatWest Group's auditors are not required to report on the NatWest Group’s internal control over financial reporting.

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

Report of the directors

There are a number of areas where the Board has delegated specific responsibility to management, including the Chief Executive and the Chief Financial Officer. These include responsibility for the operational management of the Group’s businesses as well as reviewing high level strategic issues and considering risk appetite, risk policies and risk management strategies in advance of these being considered by the Board and/or its Committees.

Specific delegated authorities are also in place in relation to business commitments across the Group.

The roles of Chairman and Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all executive and non-executive directors. The Chief Executive has responsibility for all Group businesses and acts in accordance with authority delegated by the Board. The non-executive directors combine broad business and commercial experience with independent and objective judgement and they provide independent challenge to the executive directors and the leadership team.

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

The Sustainable Banking Committee comprises of independent non-executive directors. It is responsible for overseeing and challenging how management is addressing sustainability and reputation issues relating to all stakeholder groups, except where such issues have already been dealt with by other Board committees.

The Executive Committee comprises the Group’s most senior executives and supports the Chief Executive in managing the Group’s businesses. It reviews strategic issues and initiatives, monitors financial performance and capital allocations, and considers risk strategy, policy and risk management.

Share capital

Details of the ordinary and preference share capital at 31 December 2014 are shown in Note 25 on the accounts.

Directors

The current members of the Board of directors are shown on page 2.

Sandy Crombie, Alison Davis, Philip Hampton, Robert Gillespie, Penny Hughes, Ross McEwan, Brendan Nelson and Baroness Noakes all served throughout the year and to the date of signing of the financial statements.

Tony di lorio stepped down from the Board on 26 March 2014.

Nathan Bostock stepped down from the Board on 28 May 2014.

Phillip Scott stepped down from the Board on 31 October 2014.

Morten Friis was appointed to the Board on 10 April 2014.

Ewen Stevenson was appointed to the Board on 19 May 2014.

On 25 February 2015, the Board approved the appointment of Howard Davies as a non-executive director with effect from the end of June 2015 and as Chairman from 1 September 2015. Philip Hampton will step down as a director and Chairman with effect from 31 August 2015.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting.

Report of the directors

Directors’ interests

The interests of the directors in the shares of the ultimate holding company at 31 December 2014 are disclosed in the Report and Accounts of that company. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the company or any of its subsidiaries, during the period from 1 January 2014 to 25 March 2015.

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

Political donations

During 2014, no political donations were made in the UK or EU, nor any political expenditure in the UK or EU.

Directors’ disclosure to auditors

Each of the directors at the date of approval of this report confirms that:

(a) so far as the director is aware, there is no relevant audit information of which the company’s auditors are unaware; and

(b) the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act.

Auditors

The auditors, Deloitte LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte LLP as the company’s auditor will be proposed at the forthcoming Annual General Meeting.

Following a tender process, Ernst & Young LLP will be appointed as the company’s auditors for the financial year ending 31 December 2016, replacing Deloitte.

By order of the Board

Aileen Taylor
Secretary
25 March 2015

National Westminster Bank Plc
is registered in England No. 929027

Controls and procedures

Disclosure controls and procedures

Management, including our Chief Executive and our Chief Financial Officer, conducted an evaluation of the effectiveness and design of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)). Based on this evaluation, our Chief Executive and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

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

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of “Internal Control - Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2014, NatWest Group’s internal control over financial reporting is effective.

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

Corporate Governance

As a foreign issuer with American Depositary Shares (ADS) representing preference shares listed on the New York Stock Exchange (the “NYSE”), the bank is not required to comply with all of the NYSE Standards applicable to US domestic companies (“NYSE Standards”) provided that it follow home country practice in lieu of NYSE Standards. NatWest is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the applicable NYSE Standards. As a foreign private issuer, the Bank must, however comply with the relevant provisions of the NYSE Standards that relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the relevant rules concerning audit committees of the US Securities Exchange Act of 1934.

Notwithstanding the above, the Company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE’s corporate governance listing practices, with the exception that (i) the Chairman of the Board is Chairman of the RBS Group Nominations Committee, which is permitted by the UK Combined Code (since the Chairman was considered independent on appointment) (ii) although the members of the RBS Group Performance and Remuneration Committee are deemed independent in compliance with the provisions of the UK Corporate Governance Code, the Board has not addressed the independence of the members of the RBS Group Performance and Remuneration Committee and of its compensated committee in accordance with the independence tests prescribed by the NYSE Standards; (iii) The RBS Group’s Audit, Board Risk, Nominations and Performance and Remuneration Committees are otherwise composed solely of non-executive directors deemed by the Board to be independent. The NYSE’s corporate governance listing standards also require that a compensation committee has direct responsibility to review and approve Chief Executive’s remuneration. The Board, rather than the Performance and Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Chief Executive.

The RBS Group Audit Committee complies with the provisions of the NYSE corporate governance listing standards that relate to the composition, responsibilities and operation of audit committees.

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on page 133.

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

By order of the Board

Philip Hampton	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

25 March 2015

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes

Report of Independent Registered Public Accounting Firm to the members of National Westminster Bank Plc

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries (together "the Group") as at 31 December 2014, 2013 and 2012 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2014, the accounting policies and notes 1 to 41, and the information identified as ‘audited’ in the Capital and risk management section of the Financial review (“financial statements”).  These financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of the Group as at 31 December 2014, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2014, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

London, United Kingdom

25 March 2015

Consolidated income statement for the year ended 31 December 2014

	Note	2014	2013	2012
		£m	£m	£m
Interest receivable		6,499	7,483	6,316
Interest payable		(1,922)	(3,462)	(3,443)
Net interest income	1	4,577	4,021	2,873
Fees and commissions receivable		2,439	2,600	2,643
Fees and commissions payable		(498)	(490)	(428)
Income from trading activities		77	726	1,150
Gain on redemption of own debt		—	239	—
Other operating income		682	268	188
Non-interest income	2	2,700	3,343	3,553
Total income		7,277	7,364	6,426
Staff costs		(1,668)	(1,683)	(1,676)
Premises and equipment		(280)	(375)	(341)
Other administrative expenses		(3,775)	(6,488)	(4,195)
Depreciation and amortisation		(226)	(214)	(213)
Write down of goodwill and other intangible assets		—	(2)	(117)
Operating expenses	3	(5,949)	(8,762)	(6,542)
Profit/(loss) before impairment losses		1,328	(1,398)	(116)
Impairment releases/(losses)	13	1,249	(5,407)	(3,183)
Operating profit/(loss) before tax		2,577	(6,805)	(3,299)
Tax (charge)/credit	6	(844)	842	47
Profit/(loss) for the year		1,733	(5,963)	(3,252)

Attributable to:
Ordinary shareholders		1,733	(5,963)	(3,252)

The accompanying notes on pages 150 to 225, the accounting policies on pages 139 to 149 and the audited sections of the Financial review: Capital and risk management on pages 18 to 125 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2014

	2014	2013	2012
	£m	£m	£m
Profit/(loss) for the year	1,733	(5,963)	(3,252)
Items that do not qualify for reclassification
Actuarial gains/(losses) on defined benefit plans	182	314	(1,870)
Tax	(103)	(204)	304
	79	110	(1,566)
Items that do qualify for reclassification
Available-for-sale financial assets	(38)	42	17
Cash flow hedges	3	5	6
Currency translation	160	106	(237)
Tax	12	(9)	(3)
	137	144	(217)
Other comprehensive income/(loss) after tax	216	254	(1,783)
Total comprehensive income/(loss) for the year	1,949	(5,709)	(5,035)

Attributable to:
Non-controlling interests	(34)	21	(16)
Ordinary shareholders	1,983	(5,730)	(5,019)
	1,949	(5,709)	(5,035)

The accompanying notes on pages 150 to 225, the accounting policies on pages 139 to 149 and the audited sections of the Financial review: Capital and risk management on pages 18 to 125 form an integral part of these financial statements.

Balance sheet as at 31 December 2014

		Group			Bank
		2014	2013	2012	2014	2013	2012
	Note	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	10	2,709	2,493	2,298	1,054	734	921
Amounts due from holding company and subsidiaries	10	103,272	127,484	125,127	76,699	86,876	78,440
Other loans and advances to banks	10	7,640	9,367	9,897	1,805	2,670	2,475
Loans and advances to banks	10	110,912	136,851	135,024	78,504	89,546	80,915
Amounts due from subsidiaries	10	1,028	1,967	3,064	2,018	2,325	2,798
Other loans and advances to customers	10	168,138	175,321	191,444	122,279	117,216	117,370
Loans and advances to customers	10	169,166	177,288	194,508	124,297	119,541	120,168
Debt securities subject to repurchase agreements	27	8,583	17,212	28,008	—	—	—
Other debt securities		5,246	5,716	6,907	782	2,496	2,523
Debt securities	15	13,829	22,928	34,915	782	2,496	2,523
Equity shares	16	779	923	898	5	15	10
Investments in Group undertakings	17	—	—	—	7,866	5,412	5,083
Settlement balances		2,050	3,241	2,362	42	81	83
Amounts due from holding company and subsidiaries	14	2,672	1,931	2,532	2,129	1,540	2,113
Other derivatives	14	1,226	1,586	2,254	983	1,102	1,799
Derivatives	14	3,898	3,517	4,786	3,112	2,642	3,912
Intangible assets	18	848	797	736	530	489	427
Property, plant and equipment	19	1,591	1,754	2,048	735	761	785
Deferred tax	23	1,361	2,253	1,342	1,157	1,285	949
Prepayments, accrued income and other assets	20	1,801	1,415	1,820	220	177	735
Total assets		308,944	353,460	380,737	218,304	223,179	216,511

Liabilities
Amounts due to holding company and subsidiaries	10	20,128	24,526	43,791	7,425	7,606	21,249
Other deposits by banks	10	6,104	11,388	14,393	2,123	3,485	2,793
Deposits by banks	10	26,232	35,914	58,184	9,548	11,091	24,042
Amounts due to subsidiaries	10	13,112	21,881	5,897	13,207	22,066	6,026
Other customer accounts	10	221,215	245,991	258,090	169,003	167,090	161,623
Customer accounts	10	234,327	267,872	263,987	182,210	189,156	167,649
Debt securities in issue	10	1,707	2,111	3,966	—	—	—
Settlement balances	10	2,143	4,027	2,755	67	73	38
Short positions	21	6,827	8,254	11,840	—	—	—
Amounts due to holding company and subsidiaries	14	3,971	3,526	4,980	3,397	2,788	3,986
Other derivatives	14	487	552	575	359	196	423
Derivatives	14	4,458	4,078	5,555	3,756	2,984	4,409
Accruals, deferred income and other liabilities	22	6,315	6,550	3,842	1,590	2,556	1,595
Retirement benefit liabilities	4	2,248	2,976	5,193	1,699	2,683	4,895
Amounts due to holding company	10	5,656	5,700	5,780	4,413	4,413	4,412
Other subordinated liabilities	10	1,780	1,828	1,847	1,709	1,693	1,711
Subordinated liabilities	24	7,436	7,528	7,627	6,122	6,106	6,123
Total liabilities		291,693	339,310	362,949	204,992	214,649	208,751

Non-controlling interests		394	1,278	1,257	—	—	—
Owners’ equity	25	16,857	12,872	16,531	13,312	8,530	7,760
Total equity		17,251	14,150	17,788	13,312	8,530	7,760
Total liabilities and equity		308,944	353,460	380,737	218,304	223,179	216,511

The accompanying notes on pages 150 to 225, the accounting policies on pages 139 to 149 and the audited sections of the Financial review: Capital and risk management on pages 18 to 125 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 25 March 2015 and signed on its behalf by:

Philip Hampton                                                         Ross McEwan                                                                         Ewen Stevenson

Chairman                                                                 Chief Executive                                                                       Chief Financial Officer

National Westminster Bank Plc

Registration No. 929027

Statement of changes in equity for the year ended 31 December 2014

	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium
At 1 January and 31 December	2,225	2,225	2,225	2,225	2,225	2,225

Available-for-sale reserve
At 1 January	55	21	5	6	3	4
Unrealised (losses)/gains	(29)	40	10	—	5	(2)
Realised (gains)/losses	(9)	2	7	(7)	(1)	—
Tax	12	(8)	(1)	1	(1)	1
At 31 December	29	55	21	—	6	3

Cash flow hedging reserve
At 1 January	(6)	(10)	(14)	(6)	(10)	(14)
Amount recognised in equity	—	(1)	—	—	(1)	—
Amount transferred from equity to earnings	3	6	6	3	6	6
Tax	—	(1)	(2)	—	(1)	(2)
At 31 December	(3)	(6)	(10)	(3)	(6)	(10)

Foreign exchange reserve
At 1 January	927	842	1,063	(10)	(9)	(9)
Retranslation of net assets	231	83	(250)	—	(1)	—
Foreign currency (losses)/gains on hedges of net assets	(37)	2	29	—	—	—
At 31 December	1,121	927	842	(10)	(10)	(9)

Capital redemption reserve
At 1 January and 31 December	647	647	647	647	647	647

Retained earnings
At 1 January	7,346	11,128	7,902	3,990	3,226	2,849
Profit/(loss) attributable to ordinary shareholders	1,733	(5,963)	(3,252)	2,416	(1,412)	(6,301)
Ordinary dividends paid	(175)	—	—	(175)	—	—
Capital contribution	2,177	2,070	8,050	2,177	2,070	8,050
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	182	314	(1,870)	474	302	(1,688)
- tax	(103)	(204)	304	(107)	(196)	316
Share-based payments - tax	—	1	(6)	—	—	—
At 31 December	11,160	7,346	11,128	8,775	3,990	3,226

Owners' equity at 31 December	16,857	12,872	16,531	13,312	8,530	7,760

Non-controlling interests
At 1 January	1,278	1,257	1,272	—	—	—
Currency translation adjustments and other movements	(34)	21	(16)	—	—	—
Equity raised	—	—	1	—	—	—
Equity withdrawn and disposals	(850)	—	—	—	—	—
At 31 December	394	1,278	1,257	—	—	—

Total equity at 31 December	17,251	14,150	17,788	13,312	8,530	7,760

Total equity is attributable to:
Non-controlling interests	394	1,278	1,257	—	—	—
Ordinary shareholders	16,857	12,872	16,531	13,312	8,530	7,760
	17,251	14,150	17,788	13,312	8,530	7,760

The accompanying notes on pages 150 to 225, the accounting policies on pages 139 to 149 and the audited sections of the Financial review: Capital and risk management on pages 18 to 125 form an integral part of these financial statements.

NATWEST 2014

Cash flow statement for the year ended 31 December 2014

		Group			Bank
	Note	2014	2013	2012	2014	2013	2012
		£m	£m	£m	£m	£m	£m
Operating activities
Operating profit/(loss) before tax		2,577	(6,805)	(3,299)	2,541	(1,538)	(6,815)
Adjustments for:
Depreciation and amortisation		226	214	213	151	128	132
Write down of goodwill and other intangible assets		—	2	117	—	—	—
(Releases)/impairment losses		(1,249)	5,407	3,183	228	586	812
Loans and advances written-off net of recoveries		(2,019)	(1,652)	(921)	(775)	(937)	(704)
Write down of investment in subsidiaries		—	—	—	(1,742)	931	5,061
Interest on subordinated liabilities		269	267	294	251	250	268
Charge for defined benefit pension schemes		242	261	170	200	211	111
Cash contribution to defined benefit pension schemes		(804)	(504)	(551)	(712)	(411)	(452)
Other provisions charged net of releases		1,012	3,448	1,172	857	1,092	1,005
Other provisions utilised		(1,595)	(935)	(739)	(1,192)	(685)	(622)
Gain on redemption of own debt		—	(239)	—	—	—	—
Elimination of foreign exchange differences		(499)	262	1,469	90	2	131
Other non-cash items		(862)	(408)	(409)	(216)	(293)	(6)
Net cash (outflow)/inflow from trading activities		(2,702)	(682)	699	(319)	(664)	(1,079)
Changes in operating assets and liabilities		(13,401)	(2,975)	9,140	(5,389)	6,833	18,148
Net cash flows from operating activities before tax		(16,103)	(3,657)	9,839	(5,708)	6,169	17,069
Income taxes received/(paid)		25	(153)	627	(128)	91	596
Net cash flows from operating activities	31	(16,078)	(3,810)	10,466	(5,836)	6,260	17,665

Investing activities
Sale and maturity of securities		709	187	581	471	14	405
Purchase of securities		(2,070)	(149)	(120)	—	—	—
Sale of property, plant and equipment		287	209	838	49	15	24
Purchase of property, plant and equipment		(187)	(109)	(152)	(66)	(57)	(18)
Net (investment in)/divestment of business interests and
intangible assets	32	(8)	162	(59,365)	17	(1,262)	(62,287)
Net cash flows from investing activities		(1,269)	300	(58,218)	471	(1,290)	(61,876)

Financing activities
Proceeds of non-controlling interests issued		—	—	1	—	—	—
Capital contribution		1,500	2,070	8,050	1,500	2,070	8,050
Repayment of subordinated liabilities		(60)	(93)	(295)	—	—	—
Dividends paid		(175)	—	—	(175)	—	—
Interest on subordinated liabilities		(270)	(269)	(299)	(250)	(258)	(271)
Net cash flows from financing activities		995	1,708	7,457	1,075	1,812	7,779
Effects of exchange rate changes on cash and cash equivalents		221	(198)	(1,574)	(108)	(6)	(121)

Net (decrease)/increase in cash and cash equivalents		(16,131)	(2,000)	(41,869)	(4,398)	6,776	(36,553)
Cash and cash equivalents at 1 January		101,882	103,882	145,751	70,576	63,800	100,353
Cash and cash equivalents at 31 December	35	85,751	101,882	103,882	66,178	70,576	63,800

The accompanying notes on pages 150 to 225, the accounting policies on pages 139 to 149 and the audited sections of the Financial review: Capital and risk management on pages 18 to 125 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts

The accounts are prepared on a going concern basis (see the Report of the directors, page 128) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The company is incorporated in the UK and registered in Scotland. Its accounts are presented in accordance with the Companies Act 2006. With the exception of investment property and certain financial instruments as described in Accounting policies 8, 13, 15 and 17, the accounts are presented on an historical cost basis.

The Group adopted a number of new and revised IFRSs effective 1 January 2014:

‘Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)’ adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard’s criteria for offsetting financial assets and financial liabilities.

‘Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)’ applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss.

IFRIC 21 ‘Levies’ provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 ‘Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)’ aligns the recoverable amount disclosure requirements in IAS 36 with IASB’s original intentions.

IAS 39 ‘Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)’ provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.

The implementation of these requirements has not had a material effect on the Group’s accounts.

2. Basis of consolidation

The consolidated accounts incorporate the financial statements of the company and entities (including certain structured entities) that are controlled by the Group. The Group controls another entity (a subsidiary) when it is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over the other entity; power generally arises from holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. A subsidiary is consolidated financial statements from the date it is controlled by the Group until the date the Group ceases to control it through a sale or a significant change in circumstances. Changes in the Group’s interest in a subsidiary that do not result in the Group ceasing to control that subsidiary are accounted for as equity transactions.

All intergroup balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared under uniform accounting policies.

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

Accounting policies

Credit and debit card fees - fees from card business include:

•          Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and automated teller machine networks. These fees are accrued once the transaction has taken place.

•          Periodic fees payable by a credit card or debit card holder are deferred and taken to profit or loss over the period of the service.

Lending (credit facilities)  - commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the loan.

Brokerage fees - in respect of securities, foreign exchange, futures or options transactions entered into on behalf of a customer are recognised as income on execution of a significant act.

Trade finance - income from the provision of trade finance is recognised over the term of the finance unless specifically related to a significant act, in which case income is recognised when the act is executed.

Investment management - fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

4. Employee benefits

Short-term employee benefits, such as salaries, paid absences, and other benefits are accounted for on an accruals basis over the period in which the employees provide the related services. Employees may receive variable compensation satisfied by cash, by debt instruments issued by the RBS Group or by RBSG shares. Variable compensation that is settled in cash or debt instruments is charged to profit or loss over the period from the start of the year to which the variable compensation relates to the expected settlement date taking account of forfeiture and claw back criteria.

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

Contributions to defined contribution pension schemes are recognised in profit or loss when payable.

For defined benefit schemes, the defined benefit obligation is measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. The difference between scheme assets and scheme liabilities – the net defined benefit asset or liability - is recognised in the balance sheet. A defined benefit asset is limited to the present value of any economic benefits available to the Group in the form of refunds from the plan or reduced contributions to it.

The charge to profit or loss for pension costs (recorded in operating expenses) comprises:

•          the current service cost

•          interest, computed at the rate used to discount scheme liabilities, on the net defined benefit liability or asset

•          past service cost resulting from a scheme amendment or curtailment

•          gains or losses on settlement.

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

Actuarial gains and losses (i.e. gains or and losses on re-measuring the net defined benefit asset or liability) are recognised in other comprehensive income in full in the period in which they arise.

5. Intangible assets and goodwill

Intangible assets acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and is included in Depreciation and amortisation. These estimated useful economic lives are:

Computer software                                 3 to 12 years

Other acquired intangibles      5 to 10 years

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

Accounting policies

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

6. Property, plant and equipment

Items of property, plant and equipment (except investment property - see Accounting policy 8) are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, these are accounted for separately.

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

9. Foreign currencies

The Group's consolidated financial statements are presented in sterling which is the functional currency of the company.

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

Accounting policies

Assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. Income and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised in other comprehensive income. The amount accumulated in equity is reclassified from equity to profit or loss on disposal of a foreign operation.

10. Leases

As lessor

Contracts with customers to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer; all other contracts with customers to lease assets are classified as operating leases.

Finance lease receivables are included in the balance sheet, within Loans and advances to customers, at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment and included in Interest receivable. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see Accounting policy 6). Operating lease rentals receivable are included in Other operating income.

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

Provision is made for restructuring costs, including the costs of redundancy, when the Group has a constructive obligation to restructure. An obligation exists when the Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected by starting to implement the plan or by announcing its main features.

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

Accounting policies

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

Reclassifications - held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future for this purpose as twelve months from the date of reclassification. Additionally, held-for-trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for-sale financial assets or to held-to-maturity investments. Reclassifications are made at fair value. This fair value becomes the asset's new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 11.

14. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, as available-for-sale or as loans and receivables is impaired. A financial asset or group of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

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

Accounting policies

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write off will be prompted by bankruptcy, insolvency, renegotiation and similar events.

The typical time frames from initial impairment to write off for the Group’s collectively-assessed portfolios are:

•          Retail mortgages: write off usually occurs within five years, or when an account is closed if earlier.

•          Credit cards: the irrecoverable amount is written off after 12 months; three years later any remaining amounts outstanding are written off.

•          Overdrafts and other unsecured loans: write off occurs within six years.

•          Business and commercial loans: write offs of commercial loans are determined in the light of individual circumstances; the period does not exceed five years. Business loans are generally written off within five years.

Amounts recovered after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

Financial assets carried at fair value - when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in other comprehensive income and there is objective evidence that it is impaired, the cumulative loss is reclassified from equity to profit or loss. The loss is measured as the difference between the amortised cost (including any hedge accounting adjustments) of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

15. Financial liabilities

Financial liabilities are recognised initially at fair value and classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost. Issues of financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial liabilities are recognised on trade date.

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

Financial liabilities designated as at fair value through profit or loss principally comprise structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see Accounting policy 3).

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 11.

Accounting policies

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

17. Loan commitments

Provision is made for loan commitments, other than those classified as held-for-trading, if it is probable that the facility will be drawn and the resulting loan will be recognised at an amount less than the cash advanced. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by the Group are classified as held-for-trading and measured at fair value.

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

A financial liability is removed from the balance sheet when the obligation is discharged, or is cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the present value of the cash flows under the new terms with the present value of the remaining cash flows of the original debt issue discounted at the effective interest rate of the original debt issue.

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

Accounting policies

22. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 11.

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

The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or unrecognised firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

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

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised in other comprehensive income. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge. On disposal or partial disposal of a foreign operation, the amount accumulated in equity is reclassified from equity to profit or loss.

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

Accounting policies

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. As described in Accounting policy 4, the assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit credit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recorded in the balance sheet as an asset (surplus) or liability (deficit).

In determining the value of scheme liabilities, financial and demographic assumptions are made including price inflation, pension increases, earnings growth and the longevity of scheme members. A range of assumptions could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group's pension schemes are set out in Note 4 on the accounts, together with sensitivities of the balance sheet and income statement to changes in those assumptions.

A pension asset of £119 million and a liability of £2,248 million were recognised on the balance sheet at 31 December 2014 (2013 - asset £77 million, liability £2,976 million; 2012 - asset £33 million, liability £5,193 million).

Provisions for liabilities

As set out in Note 22, at 31 December 2014 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £487 million (2013 - £555 million; 2012 - £499 million), Interest Rate Hedging Products, £266 million (2013 - £674 million; 2012 - £411 million) and other regulatory proceedings and litigation, £1,811 million (2013 - £1,960 million; 2012 - £32 million). Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

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

Interest Rate Hedging Products - following an industry-wide review conducted in 2012 in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), the Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. There remain uncertainties over the eventual cost of redress, including any consequential loss claims. Estimating the liability depends on a number of assumptions. These are discussed in Note 22.

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

Deferred tax

The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £1,361 million were recognised as at 31 December 2014 (2013 - £2,253 million; 2012 - £1,342 million).

Accounting policies

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses and other temporary differences to the extent that it is probable that there will be future UK taxable profits against which the losses and other temporary differences can be utilised. The Group has considered the carrying value of the deferred tax asset as at 31 December 2014 and concluded that it is recoverable based on future projections. Deferred tax assets of £1,763 million (2013 - £1,517 million; 2012 - £984 million) have not been recognised in respect of tax losses and other temporary differences where the availability of future taxable profits is uncertain. Further details about the Group’s deferred tax assets are given in Note 23.

Loan impairment provisions

The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost in accordance with Accounting policy 14. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan.

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

At 31 December 2014, loans and advances to customers classified as loans and receivables totalled £163,269 million (2013 - £162,328 million; 2012 - £169,464 million) and customer loan impairment provisions amounted to £13,908 million (2013 - £17,972 million; 2012 - £14,385 million). Customer loan impairment releases in 2014 amounted to £1,247 million (2013 - £5,411 million losses; 2012 - £3,178 million losses). The losses in 2013 include loan impairment provisions in respect of loans transferred to RBS Capital Resolution Group.  These loans are expected to be exited within three years and impairment provisions in respect of these loans have been reassessed in the light of this change in recovery strategy.

There are two components to the Group's loan impairment provisions: individual and collective.

Individual component - all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management's best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer's debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

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

Fair value - financial instruments

In accordance with Accounting policies 13, 15 and 22, financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value.

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

Where the Group manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, it measures the fair value of a group of financial assets and financial liabilities on the basis of the price that it would receive to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction at the measurement date under current market conditions.

Accounting policies

Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities measured at fair value to reflect the Group’s own credit standing.

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 11.

Accounting developments

International Financial Reporting Standards

A number of IFRSs and amendments to IFRS were in issue at 31 December 2014 that would affect RBS Group from 1 January 2015 or later.

Effective for 2015

IAS 19 ‘Defined Benefit Plans: Employee Contributions’ was issued in November 2013. This amendment distinguishes the accounting for employee contributions that are related to service from that for those that are independent of service.

Annual Improvements to IFRS 2010 - 2012 and 2011 - 2013 cycles were issued in December 2013 making a number of minor amendments to IFRS.

Implementation of these changes is not expected to have a material effect on the Group’s financial statements.

Effective after 2015

In July 2014 the IASB published IFRS 9 ‘Financial Instruments’. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39’s incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. Subject to EU endorsement, IFRS 9 is applicable for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. The Group is continuing its assessment of its effect on the Group’s financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014.  It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.  It is effective from 1 January 2017.

‘Accounting for Acquisitions of interests in Joint Operations’ issued in May 2014 amends IFRS 11 ‘Joint Arrangements’ to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount. The effective date is 1 January 2016.

‘Clarification of Acceptable Methods of Depreciation and Amortisation’ issued in May 2014 amends IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’ requiring amortisation to be based on the consumption of an asset, introducing a rebuttable presumption that this is not achieved by an amortisation profile aligned to revenue. The effective date is 1 January 2016.

Annual Improvements to IFRS 2012 - 2014 cycle was issued in September 2014 making a number of minor amendments to IFRS. Its effective date is 1 January 2016.

Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 28 ‘Investments in Associates and Joint Ventures’ were issued in September 2014 to clarify  the accounting for sales between an investor, its associate or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception.  The effective date of these amendments is 1 January 2016.

An amendment to IAS 1 ‘Presentation of Financial Statements’ was issued in December 2014 to clarify the application of materiality to financial statements.  Its effective date is 1 January 2016.

The Group is assessing the effects of these new standards.

Notes on the accounts

1 Net interest income
	Group
	2014	2013	2012
	£m	£m	£m
Loans and advances to customers	5,746	6,570	4,492
Loans and advances to banks	734	823	1,700
Debt securities	19	90	124
Interest receivable	6,499	7,483	6,316

Customer accounts: demand deposits	342	360	398
Customer accounts: savings deposits	573	1,058	1,243
Customer accounts: other time deposits	589	1,519	482
Deposits by banks	139	234	995
Debt securities in issue	9	18	32
Subordinated liabilities	269	267	294
Internal funding of trading businesses	1	6	(1)
Interest payable	1,922	3,462	3,443

Net interest income	4,577	4,021	2,873

Notes on the accounts

2 Non-interest income	Group
	2014	2013	2012
	£m	£m	£m
Fees and commissions receivable
Payment services	701	757	697
Credit and debit card fees	551	606	597
Lending (credit facilities)	480	394	372
Brokerage	269	323	363
Investment management	308	353	368
Trade finance	12	17	22
Other	118	150	224
	2,439	2,600	2,643

Fees and commissions payable	(498)	(490)	(428)

Income from trading activities (1)
Foreign exchange	101	48	8
Interest rate	(47)	666	1,186
Credit	23	10	(46)
Equities and other	—	2	2
	77	726	1,150

Gain on redemption of own debt	—	239	—

Other operating income
Operating lease and other rental income	13	22	53
Changes in the fair value of financial assets and liabilities designated as at fair value through profit
or loss and related derivatives	21	1	—
Changes in the fair value of investment properties	4	(93)	(132)
Profit/(loss) on sale of securities	9	(1)	2
Profit/(loss) on sale of property, plant and equipment	60	12	(3)
Profit/(loss) on sale of subsidiaries and associates	9	3	(2)
Dividend income (2)	234	18	15
Share of profits of associated entities	9	9	11
Other income (3)	323	297	244
	682	268	188

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
  - Equities and other: equities, equity derivatives and related hedges and funding. Commodity contracts and related hedges and funding.

(2)    Dividend income principally arises from investment in fellow subsidiaries of the RBS Group and consequently subject to the RBS Group’s capital management policy (see Note 29).

(3)    Includes income from activities other than banking.

Notes on the accounts

3 Operating expenses	Group
	2014	2013	2012
	£m	£m	£m
Wages, salaries and other staff costs	1,299	1,316	1,405
Social security costs	93	79	90
Pension costs
- defined benefit schemes (see Note 4)	242	261	171
- curtailment and settlement gains (see Note 4)	—	—	(1)
- defined contribution schemes	34	27	11
Staff costs	1,668	1,683	1,676

Premises and equipment	280	375	341
Other administrative expenses	3,775	6,488	4,195

Property, plant and equipment (see Note 19)	113	138	140
Intangible assets (see Note 18)	113	76	73
Depreciation and amortisation	226	214	213
Write-down of goodwill and other intangible assets (see Note 18)	—	2	117
	5,949	8,762	6,542

Other administrative expenses include:

Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, and other litigation and conduct costs.  Further details are provided in Note 22.

Bank Levy

The UK bank levy, which was charged at a rate of 0.156% on chargeable liabilities in excess of £20 billion, and for the RBS Group amounted to £250 million for 2014 (2013 - 0.13%, £200 million; 2012 - 0.088%, £175 million).

Restructuring costs included in operating expenses comprise:
	2014	2013	2012
	£m	£m	£m
Staff costs	17	36	61
Premises and equipment	5	4	(2)
Other administrative expenses	4	3	2
	26	43	61

The average number of persons employed, rounded to the nearest hundred, in the Group during the year, excluding temporary staff, was 25,100  (2013 - 25,500; 2012 - 26,100). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	2014	2013*	2012*
UK Personal & Business Banking	12,000	13,100	13,600
Ulster Bank	4,400	4,700	4,400
Personal & Business Banking	16,400	17,800	18,000
Commercial Banking	100	100	100
Private Banking	2,600	2,600	2,500
Commercial & Private Banking	2,700	2,700	2,600
Corporate & Institutional Banking	500	800	800
Centre	700	900	900
RCR	300	n/a	n/a
Non-Core	n/a	300	400
Services	4,000	3,100	2,700
	24,600	25,600	25,400

UK	17,300	19,100	19,100
USA	1,500	2,000	1,900
Europe	3,900	4,200	4,200
Rest of the World	1,900	300	200
Total	24,600	25,600	25,400

*Restated

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

The Main scheme, accounting for 93% (2013 - 93% and 2012 - 88%) of the Group’s retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elected to make a contribution to maintain a normal pension age of 60.

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

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared at 31 December with the support of independent actuaries, using the following assumptions:

Principal actuarial assumptions (weighted average)	Group			Bank
	2014	2013	2012	2014	2013	2012
	%	%	%	%	%	%
Discount rate (1)	3.6	4.5	4.5	3.7	4.7	4.5
Expected return on plan assets (1)	3.6	4.5	4.5	3.7	4.7	4.5
Rate of increase in salaries	1.8	1.8	1.8	1.8	1.8	1.8
Rate of increase in pensions in payment	2.7	3.0	2.7	2.8	3.1	2.8
Inflation assumption	2.8	3.2	2.9	3.0	3.3	2.9

Note:

(1)    The discount rate and the expected return on plan assets for the Main scheme as at 31 December 2013 was 4.65% for the Bank.

Notes on the accounts

4 Pensions continued

Discount rate

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 93% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed.

For euro defined benefit obligations, a similar approach to the UK has been used at 31 December 2014. However, at longer durations, rates are derived by extrapolating yields on ‘A’ and ‘AAA’ corporate bonds to derive equivalent ‘AA’ yields.

Major classes of plan assets as a percentage of total plan assets	Group			Bank
	2014	2013	2012	2014	2013	2012
	%	%	%	%	%	%
Quoted assets
Quoted equities
- Consumer industry	5.9	4.4	3.9	4.3	4.2	4.2
- Manufacturing industry	3.0	4.2	5.2	3.2	4.0	5.6
- Energy and utilities	2.8	3.8	3.8	2.9	3.6	4.1
- Financial institutions	3.7	4.1	3.8	3.9	3.9	4.1
- Technology and telecommunications	4.0	5.0	4.6	4.2	4.7	4.9
- Other	3.6	2.9	3.0	2.8	3.5	0.5
Private equity	4.1	4.6	5.1	4.3	4.9	5.4
Index-linked bonds	27.0	27.7	29.3	28.1	29.0	30.7
Government fixed interest bonds	3.9	2.3	2.4	3.6	2.1	1.9
Corporate fixed interest bonds	15.2	19.7	19.1	15.3	19.5	19.5

Unquoted assets
Corporate and other bonds	2.2	2.0	1.5	2.3	2.1	1.6
Hedge funds	1.5	5.4	2.7	1.6	5.2	2.2
Real estate	5.7	4.0	4.5	5.8	4.0	4.3
Derivatives	10.4	2.8	2.1	10.6	3.0	2.2
Cash and other assets	7.0	6.8	8.9	7.1	6.0	8.7
Equity exposure of equity futures	1.2	7.6	8.4	1.3	8.0	9.0
Cash exposure of equity futures	(1.2)	(7.3)	(8.3)	(1.3)	(7.7)	(8.9)
	100.0	100.0	100.0	100.0	100.0	100.0

Notes on the accounts

4 Pensions continued

The assets of the Main scheme, which represent 94% of plan assets at 31 December 2014 (2013 and 2012 - 93%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

The Main scheme also employs derivative instruments, where appropriate, to achieve a desired asset class exposure or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings valued on a mark-to-market basis.

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2014			2013			2012
	Notional	Fair value		Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Inflation rate swaps	8,467	73	415	6,273	258	141	5,474	20	335
Interest rate swaps	23,858	6,055	3,305	22,108	3,283	2,867	19,304	3,424	2,811
Total return swaps	181	1	—	187	1	—	515	6	—
Currency swaps	782	223	191	2,196	813	720	2,539	326	259
Credit default swaps	875	427	435	900	13	16	709	11	12
Equity and bond futures	599	14	2	1,904	71	2	2,109	16	17
Currency forwards	8,562	2	—	9,182	66	—	8,551	41	—
Equity and bond call options	7,382	846	48	4,102	108	63	963	94	—
Equity and bond put options	7,409	1	61	4,071	11	90	963	13	31

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads. The majority of swaps are with The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2014, the gross notional value of the swaps was £34,163 million (2013 - £31,664 million; 2012 - £28,541 million) and had a net positive fair value of £2,433 million (2013 - £624 million positive; 2012 - £370 million positive) to the scheme.

Collateral is required on all swap transactions with those between the banks and the Main scheme on terms that do not allow the banks to re-hypothecate. The banks had delivered £2,908 million of collateral at 31 December 2014 (2013 - £633 million; 2012 - £521 million).

Ordinary shares of the holding company with a fair value of £2 million (2013 and 2012 - £4 million) and other financial instruments issued by the Group with a value of £2,172 million (2013 - £416 million; 2012 - £610 million) are held by the Main scheme.

Post-retirement mortality assumptions (Main scheme)	2014	2013	2012
Longevity at age 60 for current pensioners (years)
Males	28.0	27.6	27.3
Females	30.0	29.5	29.2

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.3	28.6	29.4
Females	31.6	30.8	31.0

Notes on the accounts

4 Pensions continued	Group			Bank
Changes in value of net pension deficit		Present value			Present value
	Fair value	of defined		Fair value	of defined
	of plan	benefit	Net pension	of plan	benefit	Net pension
	assets	obligations	deficit	assets	obligations	deficit
	£m	£m	£m	£m	£m	£m
At 1 January 2013	24,078	29,238	5,160	22,441	27,336	4,895
Currency translation and other adjustments	15	21	6	—	—	—
Income statement
Net interest expense	1,076	1,210	134	1,011	1,137	126
Current service cost		341	341		296	296
Less direct contributions from other scheme members		(219)	(219)		(226)	(226)
Past service cost		5	5		15	15
	1,076	1,337	261	1,011	1,222	211
Statement of comprehensive income
- Return on plan assets above recognised interest income	1,022		(1,022)	986		(986)
- Experience gains and losses		(154)	(154)		(102)	(102)
- Actuarial gains and losses due to changes in financial assumptions		624	624		562	562
- Actuarial gains and losses due to changes in demographic assumptions		238	238		224	224
	1,022	708	(314)	986	684	(302)
Settlement of liability with RBS plc	—	(1,710)	(1,710)	—	(1,710)	(1,710)
Contributions by employer	504	—	(504)	411	—	(411)
Contributions by plan participants and other scheme members	249	249	—	246	246	—
Benefits paid	(879)	(879)	—	(823)	(823)	—
At 1 January 2014	26,065	28,964	2,899	24,272	26,955	2,683
Currency translation and other adjustments	(69)	(95)	(26)	—	—	—
Income statement
Net interest expense	1,207	1,309	102	1,137	1,234	97
Current service cost		319	319		278	278
Less direct contributions from other scheme members		(189)	(189)		(191)	(191)
Past service costs		10	10		18	18
	1,207	1,449	242	1,137	1,339	202
Statement of comprehensive income
- Return on plan assets above recognised interest income	4,848		(4,848)	4,629		(4,629)
- Experience gains and losses		(25)	(25)		(3)	(3)
- Actuarial gains and losses due to changes in financial assumptions		4,282	4,282		3,757	3,757
- Actuarial gains and losses due to changes in demographic assumptions		409	409		401	401
	4,848	4,666	(182)	4,629	4,155	(474)
Contributions by employer	804	—	(804)	712	—	(712)
Contributions by plan participants and other scheme members	200	200	—	194	194	—
Benefits paid	(923)	(923)	—	(867)	(867)	—
At 31 December 2014	32,132	34,261	2,129	30,077	31,776	1,699

	Group			Bank
Net pension deficit comprises	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Net assets of schemes in surplus (included in Prepayments,
accrued income and other assets, Note 20)	(119)	(77)	(33)	—	—	—
Net liabilities of schemes in deficit	2,248	2,976	5,193	1,699	2,683	4,895
	2,129	2,899	5,160	1,699	2,683	4,895

Notes on the accounts

4 Pensions continued

The weighted average duration of the Main Scheme’s defined benefit obligation at 31 December 2014 is 20.0 years (2013 – 18.0 years; 2012 – 19.2 years).

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme).

	2014	2013	2012
	%	%	%
Active	18.8	19.5	23.8
Deferred	41.0	38.4	32.4
Pensioner	40.2	42.1	43.8
	100.0	100.0	100.0

	Group					Bank
History of defined benefit schemes	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	32,132	26,065	24,078	22,564	20,541	30,077	24,272	22,441	21,111	19,110
Present value of defined benefit obligations	34,261	28,964	29,238	26,236	24,302	31,776	26,955	27,336	24,659	22,791
Net deficit	2,129	2,899	5,160	3,672	3,761	1,699	2,683	4,895	3,548	3,681

Experience gains/(losses) on plan liabilities	25	154	(228)	(213)	(842)	3	102	(233)	(208)	(858)
Experience gains on plan assets	4,848	1,022	374	855	1,887	4,629	986	301	935	1,830
Actual return on pension schemes assets	6,055	2,098	1,467	1,957	2,900	5,766	1,997	1,329	1,966	2,779
Actual return on pension schemes assets	23.2%	8.7%	6.5%	9.5%	16.2%	23.8%	8.9%	6.3%	10.3%	16.7%

Triennial funding valuation

In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS Group will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Group						Bank
	(Decrease)/increase						(Decrease)/increase
	in pension cost			in obligation			in pension cost			in obligation
	for year			at 31 December			for year			at 31 December
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
0.25% increase in the discount rate	(73)	(72)	(71)	(1,579)	(1,271)	(1,274)	(67)	(66)	(66)	(1,466)	(1,187)	(1,199)
0.25% increase in inflation	58	56	63	1,228	955	1,075	55	52	60	1,159	895	995
0.25% additional rate of increase in	46	45	42	1,049	808	735	43	42	39	982	758	690
pensions in payment
0.25% additional rate of increase in	22	19	21	417	345	306	21	18	20	394	329	297
deferred pensions
0.25% additional rate of increase in	12	12	8	125	104	118	9	9	6	100	83	95
salaries
Longevity increase of one year	41	37	35	1,044	765	677	39	35	33	988	728	647

Pension costs and liabilities are calculated on the central assumptions and under the relevant sensitivity scenarios.  The sensitivity to pension costs/liabilities is the difference between these calculations.

The sensitivity analysis presented above may not be representative of the actual change in the pension cost or defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Notes on the accounts

5 Auditor’s remuneration

Amounts paid to the Group’s auditor for statutory audit and other services are set out below.

	Group
	2014	2013
	£m	£m
Fees payable for the audit of the Group’s annual accounts	1.2	1.2
Fees payable to the auditor and its associates for other services to the Group
- the audit of the Bank’s subsidiaries pursuant to legislation	1.4	1.4
Total audit fees	2.6	2.6
Other assurance services (1)	0.1	0.1
Total	2.7	2.7

Note:

(1)   Comprises fees of £0.1 million (2013 - £0.1 million) in respect of Ulster Bank relating to pension schemes and the customer charter.

6 Tax	Group
	2014	2013	2012
	£m	£m	£m
Current tax
Credit for the year	32	28	185
(Under)/over provision in respect of prior years	(62)	(345)	65
	(30)	(317)	250
Deferred tax
(Charge)/credit for the year	(278)	754	34
Reduction in the carrying value of deferred tax assets	(622)	—	(203)
Over/(under) provision in respect of prior years	86	405	(34)
Tax (charge)/credit for the year	(844)	842	47

The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard rate of UK corporation tax of 21.5% (2013 - 23.25%; 2012 - 24.5%) as follows:

	2014	2013	2012
	£m	£m	£m
Expected tax (charge)/credit	(554)	1,582	808
Losses in year where no deferred tax asset recognised	(4)	(496)	(265)
Foreign profits taxed at other rates	119	(133)	(277)
UK tax rate change impact (1)	—	(49)	19
Non-deductible goodwill impairment	—	—	(29)
Items not allowed for tax
- losses on disposal and write-downs	(4)	—	(6)
- regulatory and legal actions	(4)	(53)	—
- other disallowable items	(70)	(76)	(45)
Non-taxable items	65	9	11
Taxable foreign exchange movements	2	(2)	3
Losses brought forward and utilised	204	—	—
(Reduction)/increase in carrying value of deferred tax asset in respect of:
- US losses and temporary differences	(775)	—	—
- Ireland losses	153	—	(203)
Adjustments in respect of prior years	24	60	31
Actual tax (charge)/credit	(844)	842	47

Note:

(1)    In recent years the UK Government has steadily reduced the rate of UK corporation tax, with the latest rates now standing at 21% with effect from 1 April 2014 and 20% with effect from 1 April 2015.  The closing deferred tax assets and liabilities have been calculated in accordance with the rates enacted at the balance sheet date.

Notes on the accounts

7 Profit attributable to preference shareholders
	Group
	2014	2013	2012
	£m	£m	£m
9% non-cumulative sterling preference shares, Series A	13	13	13
Non-cumulative dollar preference shares, Series C	11	12	12
	24	25	25

Note:

(1)    In accordance with IAS 32, the Group’s preference share issues are included in subordinated liabilities and the related finance cost in interest payable.

8 Ordinary dividends

The Bank paid an ordinary dividend of £175 million in 2014 (2013 and 2012 - nil).

9 Profit/(loss) dealt with in the accounts of the Bank

As permitted by section 408(3) of the Companies Act 2006, no income statement for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders, £2,416 million profit (2013 - £1,412 million loss; 2012 - £6,301 million loss) has been dealt with in the accounts of the Bank.

Notes on the accounts

10 Financial instruments - classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Group
		Designated					Total
		as at fair value				Other
	Held-for-	through profit	Available-	Loans and		assets/
	trading	or loss	for-sale	receivables	Amortised cost	liabilities
2014	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	2,709			2,709
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	3,092	1,898	—	98,282			103,272
- reverse repos	2,469	—	—	548			3,017
- other (1)	5	—	—	4,618			4,623
Loans and advances to customers
- amounts due from fellow subsidiaries	55	—	—	973			1,028
- reverse repos	5,658	—	—	—			5,658
- other	184	—	—	162,296			162,480
Debt securities (2)	10,299	—	2,748	782			13,829
Equity shares	10	46	723	—			779
Settlement balances	—	—	—	2,050			2,050
Derivatives
- amounts due from holding company and fellow subsidiaries	2,672						2,672
- other	1,226						1,226
Intangible assets						848	848
Property, plant and equipment						1,591	1,591
Deferred tax						1,361	1,361
Prepayments, accrued income and other assets	—	—	—	—		1,801	1,801
	25,670	1,944	3,471	272,258		5,601	308,944
Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	4,620	—			15,508		20,128
- repos	2,736	—			—		2,736
- other (3)	35	—			3,333		3,368
Customer accounts
- amounts due to fellow subsidiaries	6	—			13,106		13,112
- repos	3,659	—			—		3,659
- other (4)	13	3,681			213,862		217,556
Debt securities in issue (5)	—	—			1,707		1,707
Settlement balances	—	—			2,143		2,143
Short positions	6,827	—			—		6,827
Derivatives
- amounts due to holding company	3,971				—		3,971
- other	487				—		487
Accruals, deferred income and other liabilities	—	—			677	5,638	6,315
Retirement benefit liabilities					—	2,248	2,248
Subordinated liabilities
- amounts due to holding company	—	—			5,656		5,656
- other	—	—			1,780		1,780
	22,354	3,681			257,772	7,886	291,693
Equity							17,251
							308,944
For the notes to this table refer to page 163.

Notes on the accounts

10 Financial instruments - classification continued
	Group
		Designated					Total
		as at fair value				Other
	Held-for-	through profit	Available-	Loans and		assets/
	trading	or loss	for-sale	receivables	Amortised cost	liabilities
2013	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	2,493			2,493
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	14,071	2,299	—	111,114			127,484
- reverse repos	4,066	—	—	231			4,297
- other (1)	—	—	—	5,070			5,070
Loans and advances to customers
- amounts due from fellow subsidiaries	545	—	—	1,422			1,967
- reverse repos	14,199	—	—	—			14,199
- other	216	—	—	160,906			161,122
Debt securities (2)	20,044	1,251	383	1,250			22,928
Equity shares	34	2	887	—			923
Settlement balances	—	—	—	3,241			3,241
Derivatives
- amounts due from holding company and fellow subsidiaries	1,931						1,931
- other	1,586						1,586
Intangible assets						797	797
Property, plant and equipment						1,754	1,754
Deferred tax						2,253	2,253
Prepayments, accrued income and other assets	—	—	—	—		1,415	1,415
	56,692	3,552	1,270	285,727		6,219	353,460

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	10,213	—			14,313		24,526
- repos	5,137	—			1,874		7,011
- other (3)	30	—			4,347		4,377
Customer accounts
- amounts due to fellow subsidiaries	34	1,251			20,596		21,881
- repos	28,248	—			—		28,248
- other (4)	42	4,435			213,266		217,743
Debt securities in issue (5)	—	—			2,111		2,111
Settlement balances	—	—			4,027		4,027
Short positions	8,254	—			—		8,254
Derivatives
- amounts due to holding company and fellow subsidiaries	3,526						3,526
- other	552						552
Accruals, deferred income and other liabilities	—	—			635	5,915	6,550
Retirement benefit liabilities						2,976	2,976
Subordinated liabilities
- amounts due to holding company	—	—			5,700		5,700
- other	—	—			1,828		1,828
	56,036	5,686			268,697	8,891	339,310
Equity							14,150
							353,460
For the notes to this table refer to page 163.

Notes on the accounts

10 Financial instruments - classification continued
	Group
		Designated					Total
		as at fair value				Other
	Held-for-	through profit	Available-	Loans and		assets/
	trading	or loss	for-sale	receivables	Amortised cost	liabilities
2012	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	2,298			2,298
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	18,878	2,497	—	103,752			125,127
- reverse repos	4,331	—	—	375			4,706
- other (1)	7	—	—	5,184			5,191
Loans and advances to customers
- amounts due from fellow subsidiaries	1,676	—	—	1,388			3,064
- reverse repos	22,811	—	—	—			22,811
- other	502	55	—	168,076			168,633
Debt securities (2)	31,900	1,266	488	1,261			34,915
Equity shares	32	—	866	—			898
Settlement balances	—	—	—	2,362			2,362
Derivatives
- amounts due from holding company	2,532						2,532
- other	2,254						2,254
Intangible assets						736	736
Property, plant and equipment						2,048	2,048
Deferred tax						1,342	1,342
Prepayments, accrued income and other assets	—	—	—	—		1,820	1,820
	84,923	3,818	1,354	284,696		5,946	380,737

Liabilities
Deposits by banks
- amounts due to holding company and fellow subsidiaries	11,199	43			32,549		43,791
- repos	8,862	—			1,884		10,746
- other (3)	30	—			3,617		3,647
Customer accounts
- amounts due to fellow subsidiaries	159	1,266			4,472		5,897
- repos	44,395	—			—		44,395
- other (4)	15	4,521			209,159		213,695
Debt securities in issue (5)	—	—			3,966		3,966
Settlement balances	—	—			2,755		2,755
Short positions	11,840	—					11,840
Derivatives
- amounts due to holding company	4,980						4,980
- other	575						575
Accruals, deferred income and other liabilities	—	—			578	3,264	3,842
Retirement benefit liabilities						5,193	5,193
Subordinated liabilities
- amounts due to holding company	—	—			5,780		5,780
- other	—	—			1,847		1,847
	82,055	5,830			266,607	8,457	362,949
Equity							17,788
							380,737
For the notes to this table refer to the following page.

Notes on the accounts

10 Financial instruments - classification continued
The above includes amounts due from/to:
	Group
	2014		2013		2012
	Holding	Fellow	Holding	Fellow	Holding	Fellow
	company	subsidiaries	company	subsidiaries	company	subsidiaries
	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	99,452	3,820	119,179	8,305	123,329	1,798
Derivatives	2,659	13	1,921	10	2,532	—

Liabilities
Deposits by banks	17,169	2,959	23,491	1,035	42,962	829
Derivatives	3,971	—	3,525	1	4,980	—

Notes:

(1)    Includes items in the course of collection from other banks of £865 million (2013 - £1,158 million; 2012 - £1,241 million).

(2)    Debt securities balances with Group companies are shown on pages 91 to 93.

(3)    Includes items in the course of transmission to other banks of £263 million (2013 - £661 million; 2012 - £630 million).

(4)    The carrying amount of other customer accounts designated as at fair value through profit or loss is £379 million (2013 - £346 million; 2012 - £226 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

(5)    Comprises bonds and medium term notes of £1,697 million (2013 - £1,890 million; 2012- £3,217 million) and certificates of deposit and other commercial paper of £10 million (2013 - £221 million; 2012 - £749 million).

Amounts included in the consolidated income statement:
	Group
	2014	2013	2012
	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	20	1	—
(Losses)/gains on disposal or settlement of loans and receivables	(85)	1	—

Notes on the accounts

10 Financial instruments - classification continued
	Bank
		Designated					Total
		as at fair value				Other
	Held-for-	through profit	Available-	Loans and		assets/
	trading	or loss	for-sale	receivables	Amortised cost	liabilities
2014	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	1,054			1,054
Loans and advances to banks
- amounts due from holding company and subsidiaries	377	1,844	—	74,478			76,699
- other (1)	—	—	—	1,805			1,805
Loans and advances to customers
- amounts due from subsidiaries	—	—	—	2,018			2,018
- other	61	—	—	122,218			122,279
Debt securities (2)	—	—	—	782			782
Equity shares	1	—	4	—			5
Investment in group undertakings	—	—	—	—		7,866	7,866
Settlement balances	—	—	—	42			42
Derivatives
- amounts due from holding company and fellow subsidiaries	2,129						2,129
- other	983						983
Intangible assets						530	530
Property, plant and equipment						735	735
Deferred tax						1,157	1,157
Prepayments, accrued income and other assets	—	—	—	—		220	220
	3,551	1,844	4	202,397		10,508	218,304

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	1,347	—			6,078		7,425
- other (3)	2	—			2,121		2,123
Customer accounts
- amounts due to fellow subsidiaries					13,207		13,207
- other (4)	13	1,844			167,146		169,003
Settlement balances	—	—			67		67
Derivatives
- amounts due to holding company and subsidiaries	3,397						3,397
- other	359						359
Accruals, deferred income and other liabilities	—	—			—	1,590	1,590
Retirement benefit liabilities						1,699	1,699
Subordinated liabilities
- amounts due to holding company	—	—			4,413		4,413
- other	—	—			1,709		1,709
	5,118	1,844			194,741	3,289	204,992
Equity							13,312
							218,304
For the notes to this table refer to page 167.

Notes on the accounts

10 Financial instruments - classification continued
	Bank
		Designated					Total
		as at fair value				Other
	Held-for-	through profit	Available-	Loans and		assets/
	trading	or loss	for-sale	receivables	Amortised cost	liabilities
2013	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	734			734
Loans and advances to banks
- amounts due from holding company and subsidiaries	245	2,258	—	84,373			86,876
- other (1)	—	—	—	2,670			2,670
Loans and advances to customers
- amounts due from subsidiaries	61	—	—	2,264			2,325
- other	73	—	—	117,143			117,216
Debt securities (2)	—	1,251	—	1,245			2,496
Equity shares	2	—	13	—			15
Investment in group undertakings	—	—	—	—		5,412	5,412
Settlement balances	—	—	—	81			81
Derivatives
- amounts due from holding company and fellow subsidiaries	1,540						1,540
- other	1,102						1,102
Intangible assets						489	489
Property, plant and equipment						761	761
Deferred tax						1,285	1,285
Prepayments, accrued income and other assets	—	—	—	—		177	177
	3,023	3,509	13	208,510		8,124	223,179

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	4,298	—			3,308		7,606
- other (3)	5	—			3,480		3,485
Customer accounts
- amounts due to fellow subsidiaries	27	1,251			20,788		22,066
- other (4)	42	2,258			164,790		167,090
Settlement balances	—	—			73		73
Derivatives
- amounts due to holding company and subsidiaries	2,788						2,788
- other	196						196
Accruals, deferred income and other liabilities	—	—			—	2,556	2,556
Retirement benefit liabilities						2,683	2,683
Subordinated liabilities
- amounts due to holding company	—	—			4,413		4,413
- other	—	—			1,693		1,693
	7,356	3,509			198,545	5,239	214,649
Equity							8,530
							223,179
For the notes to this table refer to page 167.

Notes on the accounts

10 Financial instruments - classification continued
	Bank
		Designated					Total
		as at fair value				Other
	Held-for-	through profit	Available-	Loans and		assets/
	trading	or loss	for-sale	receivables	Amortised cost	liabilities
2012	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	—	—	—	921			921
Loans and advances to banks
- amounts due from holding company and subsidiaries	95	2,448	—	75,897			78,440
- other (1)	—	—	—	2,475			2,475
Loans and advances to customers
- amounts due from subsidiaries	98	—	—	2,700			2,798
- other	38	—	—	117,332			117,370
Debt securities (2)	—	1,266	—	1,257			2,523
Equity shares	2	—	8	—			10
Investment in group undertakings	—	—	—	—		5,083	5,083
Settlement balances	—	—	—	83			83
Derivatives
- amounts due from holding company and subsidiaries	2,113						2,113
- other	1,799						1,799
Intangible assets						427	427
Property, plant and equipment						785	785
Deferred tax						949	949
Prepayments, accrued income and other assets	—	—	—	—		735	735
	4,145	3,714	8	200,665		7,979	216,511

Liabilities
Deposits by banks
- amounts due to holding company and subsidiaries	2,139	—			19,110		21,249
- other (3)	5	—			2,788		2,793
Customer accounts
- amounts due to subsidiaries	161	1,266			4,599		6,026
- other (4)	13	2,448			159,162		161,623
Settlement balances	—	—			38		38
Derivatives
- amounts due to holding company	3,986						3,986
- other	423						423
Accruals, deferred income and other liabilities	—	—			—	1,595	1,595
Retirement benefit liabilities						4,895	4,895
Subordinated liabilities
- amounts due to holding company	—	—			4,412		4,412
- other	—	—			1,711		1,711
	6,727	3,714			191,820	6,490	208,751
Equity							7,760
							216,511
For the notes to this table refer to the following page.

Notes on the accounts

10 Financial instruments - classification continued
The above includes amounts due from/to:
	Bank
	2014			2013			2012
	Holding	Fellow		Holding	Fellow		Holding	Fellow
	company	subsidiaries	Subsidiaries	company	subsidiaries	Subsidiaries	company	subsidiaries	Subsidiaries
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	74,919	841	939	85,095	841	940	77,657	738	45
Loans and advances to customers	—	1,937	81	—	—	2,325	—	—	2,798
Derivatives	2,119	10	—	1,530	10	—	2,111	—	2

Liabilities
Deposits by banks	5,504	1,616	305	6,266	1,035	305	20,848	339	62
Customer accounts	—	13,207	—	—	22,066	—	—	5,781	245
Derivatives	3,394	—	3	2,786	—	2	3,986	—	—

Notes:

(1)    Includes items in the course of collection from other banks of £785 million (2013 - £1,046 million; 2012 - £1,074 million).

(2)    Debt securities balances with Group companies are shown on pages 91 to 93.

(3)    Includes items in the course of transmission to other banks of £251 million (2013 - £402 million; 2012 - £399 million).

(4)    The carrying amount of other customer accounts designated as at fair value through the profit or loss is £330 million (2013 - £349 million; 2012 - £255 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial measured as the change in fair value from movements in the period in the credit risk premium payable.

The tables below present information on financial assets and liabilities that are offset in the balance sheet under IFRS or subject to enforceable master netting agreements, together with financial collateral received or given.

	Group
				Effect of			Net amount
2014				master netting		Other	after the effect of
		IFRS		agreement and similar	Cash	financial	netting arrangements
	Gross	offset	Balance sheet	agreements	collateral	collateral	and related collateral
	£m	£m	£m	£m	£m	£m	£m
Assets
Derivatives	2,820	(5)	2,815	(1,960)	(14)	(27)	814
Reverse repurchase agreements	24,487	(15,872)	8,615	(265)	—	(8,301)	49
Settlement balances	1,801	(1,776)	25	—	—	—	25
	29,108	(17,653)	11,455	(2,225)	(14)	(8,328)	888

Liabilities
Derivatives	3,703	(5)	3,698	(1,960)	—	—	1,738
Repurchase agreements	22,267	(15,872)	6,395	(265)	—	(6,130)	—
Settlement balances	1,776	(1,776)	—	—	—	—	—
	27,746	(17,653)	10,093	(2,225)	—	(6,130)	1,738

2013
Assets
Derivatives	2,368	(224)	2,144	(1,835)	—	—	309
Reverse repurchase agreements	40,028	(21,770)	18,258	(4,060)	—	(14,109)	89
Settlement balances	2,313	(2,035)	278	(262)	—	—	16
	44,709	(24,029)	20,680	(6,157)	—	(14,109)	414

Liabilities
Derivatives	4,007	(224)	3,783	(1,835)	—	—	1,948
Repurchase agreements	56,333	(21,770)	34,563	(4,060)	—	(30,503)	—
Settlement balances	3,370	(2,035)	1,335	(262)	—	—	1,073
	63,710	(24,029)	39,681	(6,157)	—	(30,503)	3,021

Notes on the accounts

10 Financial instruments - classification continued
				Effect of		Net amount
2012				master netting	Other	after the effect of
		IFRS		agreement and similar	financial	netting arrangements
	Gross	offset	Balance sheet	agreements	collateral	and related collateral
	£m	£m	£m	£m	£m	£m
Assets
Derivatives	209	(184)	25	(25)	—	—
Reverse repurchase agreements	52,623	(25,482)	27,141	(2,677)	(24,464)	—
Settlement balances	3,165	(1,984)	1,181	(302)	—	879
	55,997	(27,650)	28,347	(3,004)	(24,464)	879

Liabilities
Derivatives	209	(184)	25	(25)	—	—
Repurchase agreements	79,200	(25,482)	53,718	(2,677)	(50,435)	606
Settlement balances	3,755	(1,984)	1,771	(302)	—	1,469
	83,164	(27,650)	55,514	(3,004)	(50,435)	2,075

The effect of master netting agreements on derivatives within the NatWest Bank was £1,710 million (2013 - £1,524 million).

Reclassification of financial instruments

In 2008 and 2009, the Group and Bank reclassified financial assets from the held-for-trading (HFT) category into the loans and receivables (LAR) category.

The tables below show the carrying value, fair value and the effect on profit or loss of these reclassifications undertaken by the Group. There have been no further reclassifications.

	Group
				Amount that
				would have been
			Amounts recognised	recognised had
	Carrying	Fair	in income statement	reclassification
Loans reclassified from HFT to LAR	value	value	Income	not occurred
	£m	£m	£m	£m
2014	169	166	7	7
2013	167	165	8	5
2012	174	174	8	22

Notes on the accounts

11 Financial instruments - valuation

Valuation of financial instruments carried at fair value

Control environment

Common valuation policies, procedures, frameworks and models apply across the RBS Group. Therefore for the most part, discussions on these aspects below reflect those in the RBS Group as relevant for businesses in the Group.

The Group's control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. The Group ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

Independent price verification

A key element of the control environment is the independent price verification (IPV) process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in the light of available pricing evidence.

IPV differences are classified according to the quality of independent market observables into IPV quality bands linked to the fair value hierarchy principles, as laid out in IFRS 13 ‘Fair Value Measurement’. These differences are classified into fair value levels 1, 2 and 3 (with the valuation uncertainty risk increasing as the levels rise from 1 to 3) and then further classified into high, medium, low and indicative depending on the quality of the independent data available to validate the prices. Valuations are revised if they are outside agreed thresholds.

IPV takes place at least monthly, at month end date, for exposures in the regulatory trading book and at least quarterly for exposures in the regulatory banking book. Monthly meetings are held between the business and the support functions to discuss the results of the IPV and pricing reserves. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

Model review

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group's exposure. A key element of the control environment for model use is a Modelled Product Review Committee, made up of valuations experts from several functions within the Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the Group Pricing Model Risk team. Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The Pricing Model Risk team within Risk Management, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and where appropriate, considers alternative modelling approaches.

Valuation hierarchy

There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 13. Some instruments may not easily fall into a level of the fair value hierarchy and judgment may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Product Control team following the principles in IFRS 13. They base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument.

These initial classifications are reviewed and challenged by the Pricing Unit and are also subject to senior management review. Particular attention is paid to instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

Valuation techniques

The Group derives fair value of its instruments differently depending on whether the instrument is a non-modelled or a modelled product.

Non-modelled products

Non-modelled products are valued directly from a price input typically on a position by position basis and include cash, equities and most debt securities.

Non-modelled  products are generally quoted on a price basis and can therefore be considered for each of the three levels. This is determined by the market activity, liquidity and valuation uncertainty of the instruments which is in turn measured from the availability of independent data used by the IPV process to allocate positions to IPV quality levels.

The availability and quality of independent pricing information is considered during the classification process. An assessment is made regarding the quality of the independent information. For example, where consensus prices are used for non-modelled  products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be Level 3.

Notes on the accounts

This hurdle rate is that used in the IPV process to determine the IPV quality rating. However, where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as Level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.

For some instruments with a wide number of available price sources, there may be differing quality of available information and there may be a wide range of prices from different sources. In these situations the highest quality source is used to determine the classification of the asset. For example, a tradable quote would be considered a better source than a consensus price.

Modelled products

Modelled products valued using a pricing model range in complexity from comparatively vanilla products such as interest rate swaps and options (e.g. interest rate caps and floors) through to more complex derivatives. The valuation of modelled products requires an appropriate model and inputs into this model. Sometimes models are also used to derive inputs (e.g. to construct volatility surfaces). The Group uses a number of modelling methodologies.

For modelled  products the market convention is to quote these trades through the model inputs or parameters as opposed to a cash price equivalent. A mark-to-market is derived from the use of the independent market inputs calculated using the Group model.

The decision to classify a modelled  asset as Level 2 or 3 will be dependent upon the product/model combination, the currency, the maturity, the observability and quality of input parameters and other factors. All these must be assessed to classify the asset.

An assessment is made of each input into a model. There may be multiple inputs into a model and each is assessed in turn for observability and quality. As part of the process of classifying the quality of IPV results the IPV quality classifications have been designed to follow the accounting level classifications, although with a further level of granularity. For example there are a number of different IPV quality levels that equate to a Level 2 classification and so on.

If an input fails the observability or quality tests then the instrument is considered to be in Level 3 unless the input can be shown to have an insignificant effect on the overall valuation of the product.

The majority of derivative instruments for example vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives are classified  as Level 2 as they are vanilla products valued using observable inputs. The valuation uncertainty on these is considered to be low and both input and output testing may be available.

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

•         Foreign currency exchange rates - there are observable markets both for spot and forward contracts and futures in the world's major currencies.

•         Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

•         Commodity prices - many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.

•         Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and in the valuation of certain products such as derivatives with multiple underlying variables that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.

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

Notes on the accounts

•         Recovery rates/loss given default - these are used as an input to valuation models and reserves for asset-backed securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

The Group uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. CIB contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that The Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

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

Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price determined by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources.

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

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments (CVA) and other valuation reserves. CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

Credit valuation adjustments

Credit valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures. CVA is actively managed by a credit and market risk hedging process, and therefore movements in CVA are partially offset by trading revenue on the hedges. CVA reserve at 31 December 2014 was £155 million (2013 - £274 million; 2012 - £194 million).

The CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

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

Potential future positive exposures arising from vanilla products (including interest rate and foreign exchange derivatives, as well as some inflation derivatives) are modelled using the Group's core counterparty risk systems. The majority of CVA arises on these vanilla products together with exposures to counterparties which are considered to be close to default. The exposures arising from all other product types are modelled and assessed separately. The potential future positive exposure to each counterparty is the aggregate of the exposures arising on the underlying product types.

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

.

Notes on the accounts

11 Financial instruments – valuation continued
Valuation hierarchy
The following tables show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2014				2013				2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances	—	13.4	—	13.4	—	35.4	—	35.4	—	50.3	0.4	50.7
Debt securities
Government	9.0	0.2	—	9.2	9.8	0.7	—	10.5	12.4	1.7	—	14.1
Other	0.9	2.9	—	3.8	0.9	10.3	—	11.2	2.0	17.3	0.3	19.6
	9.9	3.1	—	13.0	10.7	11.0	—	21.7	14.4	19.0	0.3	33.7
Of which ABS	—	2.3	—	2.3	—	9.8	—	9.8	—	15.9	0.3	16.2
Equity shares	—	0.1	0.7	0.8	—	—	0.9	0.9	—	0.1	0.8	0.9
Derivatives
Amounts due from holding company and fellow subsidiaries	—	2.7	—	2.7	—	1.9	—	1.9	—	2.5	—	2.5
Other	—	1.2	—	1.2	—	1.5	0.1	1.6	0.1	2.2	—	2.3
	—	3.9	—	3.9	—	3.4	0.1	3.5	0.1	4.7	—	4.8
	9.9	20.5	0.7	31.1	10.7	49.8	1.0	61.5	14.5	74.1	1.5	90.1

Proportion	31.8%	65.9%	2.3%	100.0%	17.4%	81.0%	1.6%	100.0%	16.1%	82.2%	1.7%	100.0%

Liabilities
Deposits	—	14.8	—	14.8	—	49.4	—	49.4	—	70.5	—	70.5
Short positions	6.3	0.5	—	6.8	7.5	0.7	—	8.2	10.8	1.0	—	11.8
Derivatives
Amounts due from holding company and fellow subsidiaries	—	3.9	—	3.9	—	3.5	—	3.5	—	5.0	—	5.0
Other	—	0.5	—	0.5	0.1	0.5	—	0.6	0.1	0.5	—	0.6
	—	4.4	—	4.4	0.1	4.0	—	4.1	0.1	5.5	—	5.6
	6.3	19.7	—	26.0	7.6	54.1	—	61.7	10.9	77.0	—	87.9

Proportion	24.2%	75.8%	—	100.0%	12.3%	87.7%	—	100.0%	12.4%	87.6%	—	100.0%

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

(2)    Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

(3)    The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.

(4)   For an analysis of derivatives by type of contract see Capital and risk management - balance sheet analysis- derivatives.

Level 3 balances at 31 December 2014 were not material, except for equity shares of £0.7 billion (2013 - £0.9 billion; 2012 - £0.8 billion) principally comprising a £0.6 billion investment in a fellow subsidiary which has not changed in the three years presented. Sensitivity due to reasonably possible changes to valuations is not applicable to this investment given the valuation approach. There were no other items which are individually material.

Notes on the accounts

11 Financial instruments – valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Group					Bank
	Items where					Items where
	fair value					fair value
	approximates	Carrying	Fair	Fair value hierarchy level		approximates	Carrying	Fair	Fair value hierarchy level
	carrying value	value	value	Level 2	Level 3	carrying value	value	value	Level 2	Level 3
2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	2.7					1.1
Loans and advances to banks
- items in the course of collection from
other banks	0.9					0.8
- other		102.5	102.7	15.4	87.3		75.5	75.6	11.2	64.4
Loans and advances to customers		163.3	158.7	0.7	158.0		124.2	122.2	0.1	122.1
Debt securities		0.8	0.7	—	0.7		0.8	0.7	—	0.7
Settlement balances	2.0					—

Financial liabilities
Deposits by banks
- demand deposits	2.5					2.1
- items in the course of transmission to
other banks	0.3					0.3
- other		16.0	16.2	2.9	13.3		5.8	5.9	0.9	5.0
Customer accounts
- demand deposits	148.0					119.6
- other		79.0	78.9	37.1	41.8		60.8	60.6	36.0	24.6
Debt securities in issue		1.7	1.6	—	1.6		—	—	—	—
Settlement balances	2.1					0.1
Notes in circulation	0.7					—
Subordinated liabilities		7.4	7.5	1.6	5.9		6.1	6.4	1.6	4.8

Notes on the accounts

	Group					Bank
	Items where					Items where
	fair value					fair value
	approximates	Carrying	Fair	Fair value hierarchy level		approximates	Carrying	Fair	Fair value hierarchy level
	carrying value	value	value	Level 2	Level 3	carrying value	value	value	Level 2	Level 3
2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	2.5					0.7
Loans and advances to banks
- items in the course of collection from
other banks	1.2					1.0
- other		115.2	115.2	25.9	89.3		86.0	86.0	18.6	67.4
Loans and advances to customers		162.3	154.8	5.9	148.9		119.4	117.5	2.2	115.3
Debt securities		1.2	1.2	—	1.2		1.2	1.2	—	1.2
Settlement balances	3.2					0.1

Financial liabilities
Deposits by banks
- items in the course of transmission to
other banks	0.7					0.4
- other		19.8	19.8	5.3	14.5		6.4	6.4	2.9	3.5
Customer accounts
- demand deposits	146.4					116.3
- other		87.5	87.7	40.0	47.7		69.3	69.4	38.8	30.6
Debt securities in issue		2.1	1.8	0.2	1.6		—	—	—	—
Settlement balances	4.0					0.1
Notes in circulation	0.6					—
Subordinated liabilities		7.5	7.2	5.7	1.5		6.1	5.7	5.7	—

	Group		Bank
	2012	2012	2012	2012
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	2.3	2.3	0.9	0.9
Loans and advances to banks	109.3	109.3	78.4	78.4
Loans and advances to customers	169.5	160.0	120.0	117.1
Debt securities	1.3	1.2	1.3	1.2
Settlement balances	2.4	2.4	0.1	0.1

Financial liabilities
Deposits by banks	38.0	38.1	21.9	21.9
Customer accounts	213.6	213.8	163.8	163.8
Debt securities in issue	4.0	2.9	—	—
Settlement balances	2.8	2.8	—	—
Notes in circulation	0.6	0.6	—	—
Subordinated liabilities	7.6	7.2	6.1	5.7

Notes on the accounts

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

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, demand deposits and notes in circulation, fair value approximates to carrying value.

Loans and advances to banks and customers

In estimating the fair value of loans and advances to banks and customers measured at amortised cost, the Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)  Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: large corporate loans in Commercial Banking and institutional and corporate lending in CIB.

(b)  Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK PBB, Commercial Banking (SME loans), Ulster Bank and Private Banking in order to reflect the homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions, such as Ulster Bank’s portfolio of lifetime tracker mortgages, a bespoke approach is used based on available market data.

Debt securities

The majority of debt securities are valued using quoted prices in active markets, or using quoted prices for similar assets in active markets.

Fair values of the rest are determined using discounted cash flow valuation techniques.

Deposits by banks and customer accounts

Fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities

Fair values are determined using quoted prices for similar liabilities where available or by reference to valuation techniques, adjusting for own credit spreads where appropriate.

Notes on the accounts

12 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	Group
	2014			2013			2012
	Less than	More than	Total	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	2,709	—	2,709	2,493	—	2,493	2,298	—	2,298
Loans and advances to banks	93,380	17,532	110,912	113,517	23,334	136,851	118,854	16,170	135,024
Loans and advances to customers	45,108	124,058	169,166	57,273	120,015	177,288	66,331	128,177	194,508
Debt securities	3,882	9,947	13,829	3,862	19,066	22,928	5,864	29,051	34,915
Equity shares	—	779	779	—	923	923	—	898	898
Settlement balances	2,050	—	2,050	3,241	—	3,241	2,362	—	2,362
Derivatives	509	3,389	3,898	472	3,045	3,517	395	4,391	4,786

Liabilities
Deposits by banks	20,691	5,541	26,232	30,971	4,943	35,914	43,106	15,078	58,184
Customer accounts	219,527	14,800	234,327	239,449	28,423	267,872	247,679	16,308	263,987
Debt securities in issue	10	1,697	1,707	217	1,894	2,111	744	3,222	3,966
Settlement balances and
short positions	2,723	6,247	8,970	5,087	7,194	12,281	3,767	10,828	14,595
Derivatives	476	3,982	4,458	492	3,586	4,078	362	5,193	5,555
Subordinated liabilities	432	7,004	7,436	86	7,442	7,528	41	7,586	7,627

	Bank
	2014			2013			2012
	Less than	More than	Total	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	1,054	—	1,054	734	—	734	921	—	921
Loans and advances to banks	67,935	10,569	78,504	72,308	17,238	89,546	71,575	9,340	80,915
Loans and advances to customers	29,257	95,040	124,297	32,212	87,329	119,541	28,152	92,016	120,168
Debt securities	782	—	782	1,251	1,245	2,496	2,523	—	2,523
Equity shares	—	5	5	—	15	15	—	10	10
Settlement balances	42	—	42	81	—	81	83	—	83
Derivatives	250	2,862	3,112	263	2,379	2,642	186	3,726	3,912

Liabilities
Deposits by banks	7,378	2,170	9,548	9,386	1,705	11,091	13,558	10,484	24,042
Customer accounts	169,288	12,922	182,210	163,628	25,528	189,156	155,122	12,527	167,649
Settlement balances and
short positions	67	—	67	73	—	73	38	—	38
Derivatives	321	3,435	3,756	283	2,701	2,984	156	4,253	4,409
Subordinated liabilities	429	5,693	6,122	38	6,068	6,106	38	6,085	6,123

Notes on the accounts

12 Financial instruments - maturity analysis continued

On balance sheet liabilities

The following table shows, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2014	£m	£m	£m	£m	£m	£m
Deposits by banks	8,956	4,888	2,639	1,223	1,214	—
Customer accounts	210,531	7,091	4,937	2,493	3,671	4,609
Debt securities in issue	49	103	254	216	409	457
Subordinated liabilities	188	511	790	3,767	1,525	1,302
Settlement balances and other liabilities	2,820	—	—	—	—	—
	222,544	12,593	8,620	7,699	6,819	6,368

Guarantees and commitments notional amount
Guarantees (1)	1,677	—	—	—	—	—
Commitments (2)	49,631	—	—	—	—	—
	51,308	—	—	—	—	—

2013
Deposits by banks	15,555	1,154	1,880	318	572	1,249
Customer accounts	208,031	6,955	11,952	4,106	5,475	6,395
Debt securities in issue	257	126	289	246	466	519
Subordinated liabilities	185	214	816	2,857	2,837	1,480
Settlement balances and other liabilities	4,662	—	—	—	—	—
	228,690	8,449	14,937	7,527	9,350	9,643

Guarantees and commitments notional amount
Guarantees (1)	2,172	—	—	—	—	—
Commitments (2)	49,761	—	—	—	—	—
	51,933	—	—	—	—	—

2012
Deposits by banks	29,182	3,896	4,132	444	483	—
Customer accounts	191,013	17,445	8,717	813	300	—
Debt securities in issue	702	43	6	—	—	—
Subordinated liabilities	102	216	982	476	5,369	1,310
Settlement balances and other liabilities	3,330	—	—	—	—	—
	224,329	21,600	13,837	1,733	6,152	1,310

Guarantees and commitments notional amount
Guarantees (1)	2,184	—	—	—	—	—
Commitments (2)	47,006	—	—	—	—	—
	49,190	—	—	—	—	—

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

Notes on the accounts

12 Financial instruments - maturity analysis continued
	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2014	£m	£m	£m	£m	£m	£m
Deposits by banks	3,641	2,993	201	694	672	—
Customer accounts	167,001	3,966	3,822	1,759	3,663	4,609
Subordinated liabilities	141	507	462	3,399	967	1,267
Settlement balances	67	—	—	—	—	—
	170,850	7,466	4,485	5,852	5,302	5,876

Guarantees and commitments notional amount
Guarantees	783	—	—	—	—	—
Commitments	41,954	—	—	—	—	—
	42,737	—	—	—	—	—

2013
Deposits by banks	5,348	70	215	50	62	1,245
Customer accounts	164,317	3,202	10,257	3,068	5,100	6,395
Subordinated liabilities	52	205	792	2,442	2,062	1,311
Settlement balances	73	—	—	—	—	—
	169,790	3,477	11,264	5,560	7,224	8,951

Guarantees and commitments notional amount
Guarantees	1,096	—	—	—	—	—
Commitments	42,322	—	—	—	—	—
	43,418	—	—	—	—	—

2012
Deposits by banks	21,338	55	441	95	—	—
Customer accounts	152,283	7,505	6,316	1	—	—
Subordinated liabilities	53	206	818	471	4,139	1,310
Settlement balances	38	—	—	—	—	—
	173,712	7,766	7,575	567	4,139	1,310

Guarantees and commitments notional amount
Guarantees	1,075	—	—	—	—	—
Commitments	40,429	—	—	—	—	—
	41,504	—	—	—	—	—

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

Held-for-trading liabilities - held-for-trading liabilities amounting to £22.4 billion (2013 - £56.0 billion; 2012 - £82.1 billion) for the Group and £5.1 billion (2013 - £7.4 billion; 2012 - £6.7 billion) for the Bank have been excluded from the table in view of their short-term nature.

Notes on the accounts

13 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Group
	Individually	Collectively	Latent		2013	2012
	assessed	assessed		2014
	£m	£m	£m	£m	£m	£m
At 1 January	11,814	4,957	1,201	17,972	14,391	12,347
Currency translation and other adjustments	(545)	(64)	(32)	(641)	104	(135)
Transfers from fellow subsidiaries	—	—	—	—	—	251
Amounts written-off	(1,365)	(706)	—	(2,071)	(1,690)	(990)
Recoveries of amounts previously written-off	32	20	—	52	38	69
(Release)/charge to income statement	(899)	153	(501)	(1,247)	5,405	3,177
Unwind of discount (recognised in interest income)	(74)	(83)	—	(157)	(276)	(328)
At 31 December (1)	8,963	4,277	668	13,908	17,972	14,391

Note:

(1)    Includes £6 million relating to loans and advances to banks in 2012.

	Bank
	Individually	Collectively	Latent		2013	2012
	assessed	assessed		2014
	£m	£m	£m	£m	£m	£m
At 1 January	688	2,182	263	3,133	3,560	3,249
Currency translation and other adjustments	(81)	80	(1)	(2)	(4)	28
Transfers from fellow subsidiaries	—	—	—	—	—	251
Amounts written-off	(226)	(575)	—	(801)	(974)	(768)
Recoveries of amounts previously written-off	9	17	—	26	37	64
Charge to income statement	46	193	(9)	230	584	814
Unwind of discount (recognised in interest income)	(12)	(44)	—	(56)	(70)	(78)
At 31 December (1)	424	1,853	253	2,530	3,133	3,560

Note:

(1)    Includes £6 million relating to loans and advances to banks in 2012.

	Group
Impairment (releases)/losses charged to the income statement	2014	2013	2012
	£m	£m	£m
Loans and advances to customers	(1,247)	5,411	3,178
Loans and advances to banks	—	(6)	(1)
	(1,247)	5,405	3,177
Debt securities	(2)	2	(2)
Equity shares	—	—	8
	(1,249)	5,407	3,183

	Group
	2014	2013	2012
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	237	332	405
Overseas	78	323	435
	315	655	840

Notes on the accounts

	Group
	2014	2013	2012
	£m	£m	£m
Interest on impaired loans included in net interest income
UK	74	101	126
Overseas	83	175	202
	157	276	328

The following tables analyse impaired financial assets.
	Group
	2014			2013			2012
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	—	—	—	—	—	—	6	6	—
Loans and advances to customers (2)	18,880	13,240	5,640	23,787	16,771	7,016	23,761	13,256	10,505
	18,880	13,240	5,640	23,787	16,771	7,016	23,767	13,262	10,505

	Group
	Carrying	Carrying	Carrying
	value	value	value
	2014	2013	2012
	£m	£m	£m
Available-for-sale securities
Equity shares	8	14	19
	8	14	19

	Bank
	2014			2013			2012
			Carrying			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks (1)	—	—	—	—	—	—	6	6	—
Loans and advances to customers (3)	3,399	2,277	1,122	4,438	2,870	1,568	5,432	3,245	2,187
	3,399	2,277	1,122	4,438	2,870	1,568	5,438	3,251	2,187

Notes:

(1)    Impairment provisions individually assessed.

(2)    Impairment provisions individually assessed on balances of £11,764 million (2013 - £15,928 million; 2012 - £15,363 million).

(3)    Impairment provisions individually assessed on balances of £1,056 million (2013 - £1,446; million 2012 - £1,609 million).

The following table shows financial and non-financial assets, recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Residential property	—	—	36	—	—	—
Other property	3	13	36	—	—	—
Cash	26	33	33	26	31	33
	29	46	105	26	31	33

Notes on the accounts

In general, the Group seeks to dispose of property and other assets not readily convertible into cash, obtained by taking possession of collateral, as rapidly as the market for the individual asset permits.

The following table shows loans and advances to customers that were past due at the balance sheet date but not considered impaired:

	Group					Bank
				Past due	Total				Past due	Total
	Past due	Past due	Past due	90 days		Past due	Past due	Past due	90 days
	1-29 days	30-59 days	60-89 days	or more		1-29 days	30-59 days	60-89 days	or more
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2014	2,056	582	459	954	4,051	1,363	269	133	811	2,576
2013	1,838	779	594	1,277	4,488	906	348	199	1,029	2,482
2012	1,535	623	434	1,668	4,260	274	84	64	1,010	1,432

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

The following table shows the notional amount and fair value of the Group’s derivatives.

	Group
	2014			2013			2012
	Notional			Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	14	280	270	12	218	217	11	124	129
Currency swaps	7	123	216	7	152	339	7	224	405
Options purchased	2	72	—	3	109	—	2	45	—
Options written	2	—	72	2	—	109	2	—	45

Interest rate contracts
Interest rate swaps	106	3,092	3,713	538	2,615	3,228	273	3,860	4,717
Options purchased	20	171	—	16	250	—	29	414	—
Options written	28	—	175	8	—	171	7	—	252
Futures and forwards	8	—	—	155	3	3	33	—	—

Equity and commodity contracts	2	160	12	3	170	11	3	119	7
		3,898	4,458		3,517	4,078		4,786	5,555

Amounts above include:
Due from/to holding company		2,659	3,971		1,921	3,525		2,532	4,980
Due from/to fellow subsidiaries		13	—		10	1		—	—

	Bank
	2014			2013			2012
	Notional			Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	10	206	204	10	180	178	10	108	106
Currency swaps	3	49	74	3	82	130	4	164	215
Options purchased	2	68	—	2	98	—	1	41	—
Options written	2	—	68	2	—	98	1	—	41

Interest rate contracts
Interest rate swaps	53	2,608	3,237	71	2,025	2,410	82	3,181	3,798
Options purchased	4	169	—	6	247	—	8	411	—
Options written	4	—	173	5	—	168	7	—	249

Equity and commodity contracts	—	12	—	—	10	—	—	7	—
		3,112	3,756		2,642	2,984		3,912	4,409

Amounts above include:
Due from/to holding company		2,119	3,394		1,530	2,786		2,111	3,986
Due from/to fellow subsidiaries		10	—		10	—		—	—
Due from/to subsidiaries		—	3		—	2		2	—

Notes on the accounts

15 Debt securities
	Group
	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS (1)
2014	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	6,880	—	75	2,938	406	10,299	2,168
Available-for-sale	119	—	2,214	262	143	10	2,748	140
Loans and receivables	—	—	—	—	782	—	782	782
	119	6,880	2,214	337	3,863	416	13,829	3,090

Available-for-sale
Gross unrealised gains	1	—	3	3	1	—	8	1

2013
Held-for-trading	—	10,338	1	252	8,525	928	20,044	8,454
Designated as at fair value through profit or loss	—	—	—	—	1,251	—	1,251	1,251
Available-for-sale	—	—	209	131	28	15	383	9
Loans and receivables	4	—	—	—	1,246	—	1,250	1,245
	4	10,338	210	383	11,050	943	22,928	10,959

2012 (2)
Held-for-trading	—	13,745	38	421	16,752	944	31,900	16,159
Designated as at fair value through profit or loss	—	—	—	—	1,266	—	1,266	1,266
Available-for-sale	—	—	353	84	45	6	488	45
Loans and receivables	4	—	—	—	1,257	—	1,261	1,257
	4	13,745	391	505	19,320	950	34,915	18,727

Notes:

(1)    Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

(2)    There was an unrealised gain of £2 million in 2012.

	Bank
	2014		2013		2012
	Total (1)	Of which	Total (1)	Of which	Total (1)	Of which
		ABS		ABS		ABS
	£m	£m	£m	£m	£m	£m
Designated as at fair value through profit or loss	—	—	1,251	1,251	1,266	1,266
Loans and receivables	782	782	1,245	1,245	1,257	1,257
	782	782	2,496	2,496	2,523	2,523

Note:

(1)    All relates to purchases of asset-backed issuances from fellow subsidiaries.

Notes on the accounts

15 Debt securities continued

The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2014	£m	%	£m	%	£m	%	£m	%
Central and local governments
- UK	99	—	20	1.0	—	—	119	0.2
- Other	1,995	1.3	219	0.9	—	—	2,214	1.3
Banks	—	—	262	1.0	—	—	262	1.0
Other financial institutions	3	1.0	134	1.0	6	0.9	143	1.0
Corporate	—	—	10	1.0	—	—	10	1.0
	2,097	1.3	645	1.0	6	0.9	2,748	1.2

Of which ABS	—	—	134	0.9	6	0.9	140	0.9

2013
Central and local governments	136	1.2	73	0.9	—	—	209	1.1
Banks	3	2.4	128	0.4	—	—	131	0.5
Other financial institutions	—	—	19	0.8	9	0.9	28	0.8
Corporate	—	—	15	0.7	—	—	15	0.7
	139	1.2	235	0.6	9	0.9	383	0.8

Of which ABS	—	—	—	—	9	0.9	9	0.9

2012
Central and local governments	247	1.3	106	1.5	—	—	353	1.4
Banks	4	2.4	80	0.2	—	—	84	0.3
Other financial institutions	—	—	—	—	45	0.4	45	0.4
Corporate	—	—	6	0.1	—	—	6	0.1
	251	1.3	192	0.9	45	0.4	488	1.1

Of which ABS	—	—	—	—	45	0.4	45	0.4

Note:

(1)    There are no balances with a maturity after 5 but within 10 years.

Notes on the accounts

16 Equity shares
	Group
	2014			2013			2012
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	1	9	10	3	31	34	24	8	32
Designated as at fair value	—	46	46	2	—	2	—	—	—
through profit or loss
Available-for-sale	9	714	723	38	849	887	30	836	866
	10	769	779	43	880	923	54	844	898

Available-for-sale
Gross unrealised gains	4	34	38	30	54	84	21	21	42
Gross unrealised losses	—	(3)	(3)	—	(4)	(4)	—	(7)	(7)

Gross gains of £65 million (2013 - nil; 2012 - £1 million) and gross losses of £56 million (2013 and 2012 - nil) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £234 million (2013 - £18 million; 2012 - £15 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £634 million (2013 - £758 million; 2012 - £761 million). Disposals in the year generated no gains (2013 - nil; 2012 - £1 million).

	Bank
	2014			2013			2012
	Listed	Unlisted	Total	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	1	1	—	2	2	—	2	2
Available-for-sale	—	4	4	9	4	13	6	2	8
	—	5	5	9	6	15	6	4	10

Gross unrealised gains	—	—	—	7	—	7	4	—	4
Gross unrealised losses	—	—	—	—	—	—	—	(1)	(1)

Notes on the accounts

17 Investments in Group undertakings
Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2014	2013	2012
	£m	£m	£m
At 1 January	5,412	5,083	7,235
Currency translation and other adjustments	37	(1)	(29)
Additional investments in Group undertakings	675	1,280	2,938
Disposals	—	(19)	—
Write-back/(impairment) of investments	1,742	(931)	(5,061)
At 31 December	7,866	5,412	5,083

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

18 Intangible assets
	Group
	Goodwill		Internally	Total
		Purchased	generated
		intangibles	software
2014	£m	£m	£m	£m
Cost
At 1 January	688	66	2,775	3,529
Transfers from holding company and fellow subsidiaries	—	—	127	127
Currency translation and other adjustments	(41)	7	(20)	(54)
Additions	—	—	59	59
Disposals and write-off of fully amortised assets	—	—	(1,356)	(1,356)
At 31 December	647	73	1,585	2,305

Accumulated amortisation and impairment
At 1 January	506	66	2,160	2,732
Currency translation and other adjustments	(33)	7	(6)	(32)
Disposals and write-off of fully amortised assets	—	—	(1,356)	(1,356)
Charge for the year	—	—	113	113
At 31 December	473	73	911	1,457

Net book value at 31 December	174	—	674	848

Notes on the accounts

18 Intangible assets continued	Group
	Goodwill		Internally	Total
		Purchased	generated
		intangibles	software
2013	£m	£m	£m	£m
Cost
At 1 January	722	64	2,637	3,423
Transfers from holding company and fellow subsidiaries	—	—	118	118
Currency translation and other adjustments	11	2	2	15
Additions	—	—	21	21
Disposals and write-off of fully amortised assets	(45)	—	(3)	(48)
At 31 December	688	66	2,775	3,529

Accumulated amortisation and impairment
At 1 January	539	64	2,084	2,687
Transfers from fellow subsidiaries	—	—	2	2
Currency translation and other adjustments	11	2	(2)	11
Disposals and write-off of fully amortised assets	(44)	—	(2)	(46)
Charge for the year	—	—	76	76
Write down of other intangible assets	—	—	2	2
At 31 December	506	66	2,160	2,732

Net book value at 31 December	182	—	615	797

2012
Cost
At 1 January	822	73	2,527	3,422
Transfers (to)/from holding company and fellow subsidiaries	—	(7)	78	71
Currency translation and other adjustments	(20)	(2)	(3)	(25)
Additions	—	—	35	35
Disposals	(80)	—	—	(80)
At 31 December	722	64	2,637	3,423

Accumulated amortisation and impairment
At 1 January	507	70	2,033	2,610
Currency translation and other adjustments	(14)	(1)	(3)	(18)
Transfer to fellow subsidiaries	—	(5)	(19)	(24)
Disposals and write-off of fully amortised assets	(71)	—	—	(71)
Charge for the year	—	—	73	73
Write down of goodwill	117	—	—	117
At 31 December	539	64	2,084	2,687

Net book value at 31 December	183	—	553	736

	Bank
Internally generated software	2014	2013	2012
	£m	£m	£m
Cost
At 1 January	2,491	2,375	2,278
Transfers from holding company	127	116	97
Disposals and write-off of fully amortised assets	(1,356)	—	—
At 31 December	1,262	2,491	2,375

Accumulated amortisation
At 1 January	2,002	1,948	1,889
Disposals and write-off of fully amortised assets	(1,356)	—	—
Charge for the year	86	54	59
At 31 December	732	2,002	1,948

Net book value at 31 December	530	489	427

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

The recoverable amounts for all CGUs at 30 September 2014 were based on the value in use test, using management's latest five-year forecasts. The long-term growth rates have been based on respective country nominal GDP growth rates. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium.

The analysis of goodwill by operating segment is shown in Note 36. The change in reportable segments in 2014 did not impact the impairment tests performed in 2013.

The carrying value of goodwill and amount by which it is exceeded by the recoverable along with the key assumptions applied in calculating the recoverable amount and sensitivities to changes in those assumptions, is set out below.

							Consequential
					Consequential impact of 1%		impact of 5%
		Assumptions		Recoverable	adverse movement in		adverse movement
		Terminal	Pre-tax	amount exceeded	Discount	Terminal	in forecast
	Goodwill	growth rate	discount rate	carrying value	rate	growth rate	pre-tax earnings
Acquisition of Bank Von Ernst by Private Banking	£m	%	%	£m	£m	£m	£m
30 September 2014	173	4.5	11.4	1,772	(490)	(319)	(189)
30 September 2013	184	5.0	9.7	1,541	(280)	(239)	(9)
30 September 2012	180	5.0	11.8	460	(207)	(166)	(79)

Notes on the accounts

19 Property, plant and equipment
	Group
			Long	Short	Computers
	Investment	Freehold	leasehold	leasehold	and other
	properties	premises	premises	premises	equipment	Total
2014	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	397	1,443	138	698	408	3,084
Currency translation and other adjustments	(22)	15	(1)	(6)	1	(13)
Additions	103	33	2	15	27	180
Expenditure on investment properties	3	—	—	—	—	3
Change in fair value of investment properties	4	—	—	—	—	4
Disposals and write-off of fully depreciated assets	(151)	(21)	(6)	(43)	(124)	(345)
At 31 December	334	1,470	133	664	312	2,913

Accumulated impairment, depreciation and amortisation
At 1 January	—	525	75	424	306	1,330
Currency translation and other adjustments	—	—	(1)	(3)	2	(2)
Disposals and write-off of fully depreciated assets	—	(7)	(2)	(34)	(76)	(119)
Charge for the year	—	44	4	46	19	113
At 31 December	—	562	76	433	251	1,322

Net book value at 31 December	334	908	57	231	61	1,591

2013
Cost or valuation
At 1 January	620	1,431	144	673	420	3,288
Transfers from fellow subsidiaries	3	—	—	10	27	40
Currency translation and other adjustments	24	(7)	—	3	(4)	16
Reclassifications	—	(1)	(1)	2	—	—
Additions	20	36	6	27	26	115
Change in fair value of investment properties	(94)	—	—	—	—	(94)
Disposals and write-off of fully depreciated assets	(176)	(16)	(11)	(17)	(61)	(281)
At 31 December	397	1,443	138	698	408	3,084

Accumulated impairment, depreciation and amortisation
At 1 January	—	469	74	383	314	1,240
Transfers from fellow subsidiaries	—	1	—	6	17	24
Currency translation and other adjustments	—	(1)	—	—	(1)	(2)
Write down of property, plant and equipment	—	11	3	—	—	14
Disposals and write-off of fully depreciated assets	—	(6)	(6)	(17)	(55)	(84)
Charge for the year	—	51	4	52	31	138
At 31 December	—	525	75	424	306	1,330

Net book value at 31 December	397	918	63	274	102	1,754

Notes on the accounts

19 Property, plant and equipment continued
	Group
			Long	Short	Computers
	Investment	Freehold	leasehold	leasehold	and other
	properties	premises	premises	premises	equipment	Total
2012	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	1,437	1,424	138	679	417	4,095
Transfers from/(to) fellow subsidiaries	48	1	—	—	(6)	43
Currency translation and other adjustments	(39)	5	2	(1)	(9)	(42)
Reclassifications	—	2	—	(2)	—	—
Additions	113	23	4	31	24	195
Change in fair value of investment properties	(132)	—	—	—	—	(132)
Disposals and write-off of fully depreciated assets	(807)	(24)	—	(34)	(6)	(871)
At 31 December	620	1,431	144	673	420	3,288

Accumulated impairment, depreciation and amortisation
At 1 January	—	407	68	346	292	1,113
Transfers to fellow subsidiaries	—	—	—	—	(4)	(4)
Currency translation and other adjustments	—	9	1	1	(6)	5
Write down of property, plant and equipment	—	16	1	—	—	17
Disposals and write-off of fully depreciated assets	—	(10)	—	(17)	(4)	(31)
Charge for the year	—	47	4	53	36	140
At 31 December	—	469	74	383	314	1,240

Net book value at 31 December	620	962	70	290	106	2,048

Investment property valuations principally employ present value techniques that discount expected cash flows. Expected cash flows reflect rental income, occupancy and residual market values; valuations are sensitive to changes in these factors. The fair value measurement of non-specialised properties in locations where the market for such properties is active and transparent are categorised as level 2 - 72% (2013 - nil), otherwise investment property fair value measurements are categorised as level 3 - 28% (2013 - 100%).

Valuations were carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body; property with a fair value of £25 million (2013 - £223 million) was valued by independent valuers.

The fair value of investment properties includes £122 million of depreciation since purchase (2013 - £160 million; 2012 - £127 million).

Rental income from investment properties was £29 million (2013 - £43 million; 2012 - £88 million). Direct operating expenses of investment properties were £21 million (2013 - £27 million; 2012 - £55 million).

Notes on the accounts

19 Property, plant and equipment continued
	Bank
		Long	Short	Computers
	Freehold	leasehold	leasehold	and other
	premises	premises	premises	equipment	Total
2014	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	903	91	533	7	1,534
Currency translation and other adjustments	(3)	—	—	—	(3)
Additions	31	1	12	16	60
Disposals and write-off of fully depreciated assets	(19)	(2)	(37)	(7)	(65)
At 31 December	912	90	508	16	1,526

Accumulated impairment, depreciation and amortisation
At 1 January	376	50	340	7	773
Disposals and write-off of fully depreciated assets	(7)	(1)	(32)	(7)	(47)
Charge for the year	28	2	35	—	65
At 31 December	397	51	343	—	791

Net book value at 31 December	515	39	165	16	735

2013
Cost or valuation
At 1 January	885	93	523	7	1,508
Currency translation and other adjustments	—	—	(1)	—	(1)
Reclassifications	(1)	(1)	2	—	—
Additions	33	5	24	—	62
Disposals and write-off of fully depreciated assets	(14)	(6)	(15)	—	(35)
At 31 December	903	91	533	7	1,534

Accumulated impairment, depreciation and amortisation
At 1 January	349	51	316	7	723
Disposals and write-off of fully depreciated assets	(5)	(4)	(15)	—	(24)
Charge for the year	32	3	39	—	74
At 31 December	376	50	340	7	773

Net book value at 31 December	527	41	193	—	761

2012
Cost or valuation
At 1 January	857	87	521	7	1,472
Currency translation and other adjustments	25	2	3	—	30
Reclassifications	2	—	(2)	—	—
Additions	23	4	26	—	53
Disposals and write-off of fully depreciated assets	(22)	—	(25)	—	(47)
At 31 December	885	93	523	7	1,508

Accumulated impairment, depreciation and amortisation
At 1 January	317	48	285	7	657
Currency translation and other adjustments	11	1	1	—	13
Disposals and write-off of fully depreciated assets	(9)	—	(11)	—	(20)
Charge for the year	30	2	41	—	73
At 31 December	349	51	316	7	723

Net book value at 31 December	536	42	207	—	785

Notes on the accounts

20 Prepayments, accrued income and other assets	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Prepayments	24	10	17	—	—	—
Accrued income	227	200	195	124	115	96
Tax recoverable	243	297	564	22	—	501
Pension schemes in net surplus (see Note 4)	119	77	33	—	—	—
Interests in associates	29	37	49	7	12	10
Other assets	1,159	794	962	67	50	128
	1,801	1,415	1,820	220	177	735

21 Short positions			Group
			2014	2013	2012
			£m	£m	£m
Debt securities
- Government			6,052	6,971	9,918
- other issuers			775	1,280	1,922
Equity shares			—	3	—
			6,827	8,254	11,840

Note:

(1)    All short positions are classified as held-for-trading.

22 Accruals, deferred income and other liabilities		Group				Bank
		2014	2013	2012		2014	2013	2012
		£m	£m	£m		£m	£m	£m
Notes in circulation		674	635	578		—	—	-
Current tax		44	52	164		—	4	4
Accruals		788	835	1,000		304	278	346
Deferred income		124	118	129		93	87	91
Deferred tax (see Note 23)		2	2	38		—	—	—
Provisions for liabilities and charges (see below)		3,156	3,630	1,133		1,044	1,383	976
Other liabilities		1,527	1,278	800		149	804	178
		6,315	6,550	3,842		1,590	2,556	1,595
	Group
			Regulatory and legal actions
Provisions for liabilities and charges	Payment	Interest Rate	Other	Other	Litigation (5)	Property (6)	Other	Total
	Protection	Hedging	customer	regulatory
	Insurance (1)	Products (2)	redress (3)	provisions (4)
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2014	555	674	277	90	1,870	137	27	3,630
Transfer from accruals and other liabilities	—	—	—	—	—	—	10	10
Currency translation and other movements	—	—	(4)	6	98	(4)	3	99
Charge to income statement	440	185	346	4	87	21	10	1,093
Releases to income statement	—	(19)	(13)	—	(23)	(26)	—	(81)
Provisions utilised	(508)	(574)	(142)	(14)	(307)	(28)	(22)	(1,595)
At 31 December 2014	487	266	464	86	1,725	100	28	3,156

		Bank
				Regulatory and legal actions
Provisions for liabilities and charges		Payment	Interest Rate	Other		Property (6)	Other	Total
		Protection	Hedging	customer
		Insurance (1)	Products (2)	redress (3)	Litigation (5)
		£m	£m	£m	£m	£m	£m	£m
At 1 January 2014		512	613	154	1	83	20	1,383
Currency translation and other movements		—	—	—	—	—	(4)	(4)
Charge to income statement		440	185	255	1	2	7	890
Releases to income statement		—	—	(13)	(1)	(19)	—	(33)
Provisions utilised		(484)	(567)	(109)	(1)	(12)	(19)	(1,192)
At 31 December 2014		468	231	287	—	54	4	1,044

For the notes to these tables refer to the following page.

Notes on the accounts

22 Accruals, deferred income and other liabilities continued

Notes:

(1) To reflect current experience of PPI complaints received, the Group increased its provision for PPI by £440 million in 2014 (2013 - £534 million; 2012 - £567 million), bringing the cumulative charge to £2.2 billion, of which £1.7 billion (77%) in redress had been paid by 31 December 2014. Of the £2.2 billion cumulative charge, £2.0 billion relates to redress and £0.2 billion to administrative expenses.

The principal assumptions underlying the Group’s provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FSA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FSA calculation rules. The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
Assumption	Actual to date	Current assumptions	Change in assumption %	Consequential change in provision £m
Single premium book past business review take up rate	49%	52%	+/-5	+/-34
Uphold rate (1)	90%	89%	+/-5	+/-15
Average redress	£1,700	£1,660	+/-5	+/-16

Note:

(1) Uphold rates exclude claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with the remaining provision to have occurred by Q2 2016. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs.

Background information in relation to PPI claims is given in Note 30.

(2) The Group has estimated £931 million for its liability in respect of the sale of Interest Rate Hedging Products based on experience, having now agreed all outcomes with the independent skilled person appointed to review all decisions. The provision includes redress that will be paid to customers, consequential loss (including interest) on customer redress, the cost to the Group of exiting the hedging positions and the cost of undertaking the review.

In 2014, the Group increased its provision by £166 million (2013 - £340 million; 2012 - £425 million), principally reflecting a marginal increase in redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress payments.  The outcomes of all cases have now been agreed with the independent skilled person appointed to review all decisions.

The cumulative charge for IRHP is £0.9 billion, of which £0.7 billion relates to redress and £0.2 billion to administrative expenses.

The principal assumptions underlying the Group’s provision are:

•        the proportion of relevant customers with interest rate caps that will ask to be included in the review

•        the type of consequential loss claims that will be received

•        movements in market rates that will impact the cost of closing out legacy hedging positions

•        the cost of the review

Uncertainties remain over the number of transactions that will qualify for redress and the nature and cost of that redress, including the cost of consequential loss claims.

Background information in relation to Interest Rate Hedging Products claims is given in Note 30.

(3) The Group has provided for other customer redress, primarily in relation to investment advice in retail and private banking (£156 million) and packaged accounts (£112 million).

(4) The Group is subject to a number of investigations by regulatory and other authorities.  Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 30.

(5) Arising out of its normal business operations, the Group is party to legal proceedings in the United Kingdom, the United States and other jurisdictions. An additional charge of £87 million was booked in 2014; no individual provision was material.  A charge of £1,946 million was recorded in 2013 as a result of greater levels of certainty on expected outcomes, primarily in respect of mortgage-backed securities and securities-related litigation following third party settlements and regulatory decisions. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 30.

(6)  The property provisions principally comprise provisions for onerous lease contracts. Provision is made for future rentals payable in respect of vacant leasehold property and for any shortfall where leased property is sub-let at a rental lower than the lease rentals payable by the Group.

Notes on the accounts

23 Deferred tax
	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Deferred tax liability	2	2	38	—	—	—
Deferred tax asset	(1,361)	(2,253)	(1,342)	(1,157)	(1,285)	(949)
Net deferred tax asset	(1,359)	(2,251)	(1,304)	(1,157)	(1,285)	(949)

Net deferred tax asset comprised:
	Group
						Available-				Tax
		Accelerated				for-sale		Cash		losses
		capital		Deferred	IFRS	financial		flow	Share	carried
	Pension	allowances	Provisions	gains	transition	assets	Intangibles	hedging	schemes	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	(748)	24	(427)	23	(65)	15	1	10	13	(138)	(12)	(1,304)
Charge/(credit) to income statement	27	(3)	(544)	(5)	27	1	(1)	(4)	—	(652)	(5)	(1,159)
Charge/(credit) to other
comprehensive income	204	—	—	—	—	7	—	2	(1)	—	—	212
Currency translation and other
adjustments	(2)	—	9	—	—	—	—	—	—	(2)	(5)	—
At 1 January 2014	(519)	21	(962)	18	(38)	23	—	8	12	(792)	(22)	(2,251)
Charge/(credit) to income statement	82	(27)	951	(5)	20	4	—	(3)	(12)	(209)	13	814
Charge/(credit) to other
comprehensive income	103	—	—	—	—	(12)	—	1	—	—	—	92
Currency translation and other
adjustments	1	—	(24)	—	—	—	—	—	—	11	(2)	(14)
At 31 December 2014	(333)	(6)	(35)	13	(18)	15	—	6	—	(990)	(11)	(1,359)

	Bank
								Tax
		Accelerated				Available	Cash	losses
		capital		Deferred	IFRS	for sale	flow	carried
	Pension	allowances	Provisions	gains	transition	securities	hedging	forward	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2013	(755)	8	(95)	13	(61)	1	6	(66)	(949)
Charge/(credit) to income statement	22	(7)	84	(3)	26	—	(4)	(652)	(534)
Charge to other comprehensive income	196	—	—	—	—	—	2	—	198
At 1 January 2014	(537)	1	(11)	10	(35)	1	4	(718)	(1,285)
Charge/(credit) to income statement	85	(16)	(13)	—	17	—	(3)	(50)	20
Charge to other comprehensive income	107	—	—	—	—	—	1	—	108
At 31 December 2014	(345)	(15)	(24)	10	(18)	1	2	(768)	(1,157)

Notes on the accounts

23 Deferred tax continued

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2014	2013	2012
	£m	£m	£m
UK tax losses carried forward
- National Westminster Bank Plc	768	718	66

Overseas tax losses carried forward
- Ulster Bank Ireland	222	74	72
	990	792	138

UK tax losses

Under UK tax rules, tax losses do not expire and can be carried forward indefinitely.  In his 2014 Autumn Statement, the UK Chancellor of the Exchequer announced proposals to restrict the use of losses carried forward by UK banks to a maximum of 50% of profits in periods from April 2015 onwards.  A longer recovery period of the DTA associated with UK tax losses will therefore arise, assuming that these proposals are enacted by Parliament in 2015.  International Accounting Standards require the recoverability of DTAs to be considered by reference to legislation in force at the balance sheet reporting date.

National Westminster Bank Plc - the deferred tax asset in respect of tax losses at 31 December 2014 relates to residual unrelieved trading losses that arose between 2009 and 2014.  60% of the losses that arose were relieved against taxable profits arising in other UK Group companies.  Based on the Group’s strategic plan, the bank expects that the recognised deferred tax asset of £768 million in respect of tax losses amounting to £3,838 million will be recovered by the end of 2018. The proposed UK tax law change referred to above, if enacted, is expected to extend the recovery period by approximately two years.

Overseas tax losses

Ulster Bank Ireland - a deferred tax asset of £222 million has been recognised in respect of losses of £1,776 million (2013 - £592 million; 2012 - £575 million) of total tax losses of £8,599 million (2013 - £11,575 million; 2012 - £7,627 million) carried forward at 31 December 2013. These losses arose principally as a result of significant impairment charges that arose between 2008 and 2013 reflecting the challenging economic conditions in the Republic of Ireland during that period.  Impairment charges have reduced and Ulster Bank Ireland returned to profitability during 2014.  Based on the Group’s strategic plan, the losses on which a deferred tax asset has been recognised will be utilised against future taxable profits of the company by the end of 2021.

Unrecognised deferred tax

Deferred tax assets of £1,763 million (2013 - £1,517 million; 2012 - £984 million) have not been recognised in respect of tax losses and other temporary differences carried forward of £9,875 million (2013 - £11,849 million; 2012 - £7,663 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other temporary differences, £14 million will expire within 5 years and £2,629 million thereafter. The balance of tax losses and other temporary differences carried forward has no time limit.

Deferred tax liabilities of £175 million (2013 - £175 million; 2012 - £201 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation.  No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

Notes on the accounts

24 Subordinated liabilities
	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Dated loan capital	4,790	4,896	4,987	3,640	3,647	3,654
Undated loan capital	2,350	2,344	2,349	2,186	2,171	2,178
Preference shares	296	288	291	296	288	291
	7,436	7,528	7,627	6,122	6,106	6,123

Redemptions during the year (value at date of transaction).

	Capital	2014	2013	2012
	treatment	£m	£m	£m
Redemptions
RBS Holdings USA Inc.
US$300 million floating rate subordinated notes	Tier 2	—	91	94
US$300 million floating rate subordinated notes	Tier 2	—	—	186

Ulster Banking Group
£60 million floating rate subordinated notes	Tier 2	60	—	—
		60	91	280

There were no issuances in 2014, 2013 or 2012.

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

Notes on the accounts

24 Subordinated liabilities continued
The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date; and by the next call date.

	Group
		2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		428	—	1,100	2,343	—	1,649	5,520
US dollar		3	—	256	—	—	605	864
Euro		1	—	311	452	—	288	1,052
		432	—	1,667	2,795	—	2,542	7,436

	Group
	Currently	2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,428	700	2,800	431	—	161	5,520
US dollar	—	608	—	256	—	—	—	864
Euro	—	147	—	311	452	—	142	1,052
	—	2,183	700	3,367	883	—	303	7,436

	Group
		2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		35	310	60	3,445	—	1,741	5,591
US dollar		3	—	242	—	—	571	816
Euro		1	—	333	483	—	304	1,121
		39	310	635	3,928	—	2,616	7,528

	Group
	Currently	2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,035	397	3,590	403	—	166	5,591
US dollar	—	574	—	242	—	—	—	816
Euro	—	159	—	350	466	—	146	1,121
	—	1,768	397	4,182	869	—	312	7,528

	Group
		2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		39	—	315	1,476	2,030	1,891	5,751
US dollar		1	93	—	248	—	437	779
Euro		1	—	326	457	16	297	1,097
		41	93	641	2,181	2,046	2,625	7,627

	Group
	Currently	2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,047	—	1,102	3,435	—	167	5,751
US dollar	248	438	93	—	—	—	—	779
Euro	—	855	—	—	98	—	144	1,097
	248	2,340	93	1,102	3,533	—	311	7,627

Notes on the accounts

24 Subordinated liabilities continued
	Bank
		2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		425	—	1,000	2,313	—	1,629	5,367
US dollar		3	—	—	—	—	605	608
Euro		1	—	—	—	—	146	147
		429	—	1,000	2,313	—	2,380	6,122

	Bank
	Currently	2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,426	700	2,700	401	—	140	5,367
US dollar	—	608	—	—	—	—	—	608
Euro	—	147	—	—	—	—	—	147
	—	2,181	700	2,700	401	—	140	6,122

	Bank
		2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		34	310	—	3,314	—	1,716	5,374
US dollar		3	—	—	—	—	571	574
Euro		1	—	—	—	—	157	158
		38	310	—	3,314	—	2,444	6,106

	Bank
	Currently	2014	2015	2016-2018	2019-2023	Thereafter	Perpetual	Total
2013 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,034	397	3,400	403	—	140	5,374
US dollar	—	574	—	—	—	—	—	574
Euro	—	158	—	—	—	—	—	158
	—	1,766	397	3,400	403	—	140	6,106

	Bank
		2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		36	—	315	1,317	2,000	1,863	5,531
US dollar		1	—	—	—	—	437	438
Euro		1	—	—	—	—	153	154
		38	—	315	1,317	2,000	2,453	6,123

	Bank
	Currently	2013	2014	2015-2017	2018-2022	Thereafter	Perpetual	Total
2012 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	882	—	1,102	3,407	—	140	5,531
US dollar	—	438	—	—	—	—	—	438
Euro	—	154	—	—	—	—	—	154
	—	1,474	—	1,102	3,407	—	140	6,123

Notes on the accounts

25 Share capital and reserves
	2014	2013	2012	Number of shares - millions
Allotted, called up and fully paid	£m	£m	£m	2014	2013	2012
Ordinary shares of £1	1,678	1,678	1,678	1,678	1,678	1,678
Non-cumulative preference shares of £1	140	140	140	140	140	140
Non-cumulative preference shares of US$25	123	123	123	10	10	10

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

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £459 million (2013 and 2012 - £459 million) included within other reserves.

The Group received capital contributions of £2,177 million (2013 - £2,070 million; 2012 - £8,050 million) from the holding company for which no additional share capital was issued. As such, these were recorded as capital contributions in retained earnings.

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

Notes on the accounts

26 Leases
Minimum amounts receivable under non-cancellable leases:
	Group
	Finance lease contracts
	Gross	Present value	Present
	amounts	adjustments	value
Year in which receipt will occur	£m	£m	£m
2014
Receivable:
Within 1 year	58	(5)	53
After 1 year but within 5 years	90	(9)	81
After 5 years	62	(33)	29
Total	210	(47)	163

2013
Receivable:
Within 1 year	62	(7)	55
After 1 year but within 5 years	87	(9)	78
After 5 years	66	(36)	30
Total	215	(52)	163

2012
Receivable:
Within 1 year	72	(7)	65
After 1 year but within 5 years	107	(14)	93
After 5 years	73	(41)	32
Total	252	(62)	190

	Group
	2014	2013	2012
	£m	£m	£m
Amounts recognised as income and expense
Finance leases - contingent rental income	(3)	(3)	(3)
Operating leases - minimum rentals payable	95	101	106

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

	Group
	2014				2013				2012
		Debt securities in issue				Debt securities in issue				Debt securities in issue
Asset type		Held by third	Held by the			Held by third	Held by the			Held by third	Held by the
	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages
- UK (2)	5,453	—	—	—	6,521	—	—	—	7,619	—	—	—
- Irish	8,593	1,697	7,846	9,543	9,300	1,890	8,751	10,641	10,587	3,217	7,634	10,851
UK credit cards (2)	1,778	—	—	—	2,076	—	—	—	1,891	—	—	—
UK personal loans (2)	—	—	—	—	2,455	—	—	—	3,420	—	—	—
Other loans (2,3)	1,830	—	—	—	5,141	—	—	—	7,165	—	1,355	1,355
	17,654	1,697	7,846	9,543	25,493	1,890	8,751	10,641	30,682	3,217	8,989	12,206

Notes:

(1)    Debt securities retained by the Group may be pledged with central banks.

(2)    These assets have been transferred to SEs that are consolidated by RBS plc.

(3)    Corporate, social housing and student loans.

Covered bond programme

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group. The Group retains all of the risks and rewards of these loans, the partnerships are consolidated by the RBS Group, the loans retained on the RBS Group’s balance sheet and the related covered bonds included within debt securities in issue of the RBS Group. At 31 December 2014, £10,943 million of mortgages have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group (2013 - £13,258 million; 2012 - £12,961 million).

Notes on the accounts

27 Structured entities continued

Unconsolidated structured entities

The Group’s interests in unconsolidated structured entities are analysed below.

	Asset backed securitisation vehicles
	Sponsored	Not sponsored	Total
2014	£m	£m	£m
Held-for-trading
Debt securities	34	1,953	1,987

Other than held-for-trading
Debt securities	—	6	6
Total exposure	34	1,959	1,993

2013
Held-for-trading
Debt securities	147	7,558	7,705

Other than held-for-trading
Debt securities	—	8	8
Total exposure	147	7,566	7,713

Notes:

(1)    Income from interests in unconsolidated structured entities includes interest receivable, changes in fair value and other income less impairments.

(2)    A sponsored entity is a structured entity established by the Group where the Group provides liquidity and/or credit enhancements or provides ongoing services to the entity. The Group can act as sponsor for its own or for customers’ transactions.

(3)    In 2014 the Group transferred £325 million  (2013 - £367 million) of assets into sponsored structured entities which are not consolidated by the Group and for which the Group held no interest at 31 December 2014. The income arising from these entities was £50 million (2013 - £45 million).

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

	Group
Assets subject to securities repurchase agreements or security lending transactions	2014	2013	2012
	£m	£m	£m
Debt securities	8,583	17,212	28,008

The following table analyses assets that have been transferred to but have failed the derecognition rules under IAS 39 and therefore continue to be recognised on the Group and Bank’s balance sheet.

Asset type	2014	2013	2012
	£m	£m	£m
UK mortgages	16,396	19,779	20,580
UK credit cards	1,778	2,076	1,891
UK personal loans	—	2,455	3,420
Other loans (2)	1,830	5,141	6,427
	20,004	29,451	32,318

Notes:

(1)    The fair value of the transferred assets for the Group and Bank is £19,727 million (2013 - £28,280 million; 2012 - £29,664 million), where recourse is to these assets only.

(2)    Comprises corporate, social housing and student loans.

Notes on the accounts

29 Capital resources
The Group's regulatory capital resources in accordance with PRA definitions were as follows:

	PRA transitional basis	Basel 2.5 basis
	2014	2013	2012
	£m	£m	£m
Shareholders' equity (excluding non-controlling interests)	16,857	12,872	20,700

Non-controlling interests	—	104	93

Regulatory adjustments and deductions
Defined benefit pension fund adjustment	(95)	532	—
Net unrealised available-for-sale (AFS) gains	—	(55)	(21)
Cash flow hedging reserve	3	6	10
Deferred tax assets	(964)	—	—
Prudential valuation adjustments	(1)	—	—
Goodwill and other intangible assets	(848)	(797)	(736)
Expected losses less impairments	(1,210)	(52)	(1,407)
50% of securitisation positions	—	(231)	(331)
Other regulatory adjustments	3	54	(165)
	(3,112)	(543)	(2,650)

CET1 capital	13,745	12,433	18,143

Additional Tier 1 capital
Preference shares - debt	—	283	286
Innovative/hybrid Tier 1 securities	—	1,174	1,164
Qualifying instruments and related share premium subject to phase out	234	—	—
Qualifying instruments issued by subsidiaries and held by third parties	852	—	—
	1,086	1,457	1,450

Tier 1 deductions
50% of material holdings	—	(418)	(387)
Tax on expected losses less impairments	—	15	457
	—	(403)	70

Tier 1 capital	14,831	13,487	19,663

Notes on the accounts

29 Capital resources continued

	PRA transitional basis	Basel 2.5
Qualifying Tier 2 capital	2014	2013	2012
	£m	£m	£m
Undated subordinated debt	—	2,226	2,265
Dated subordinated debt - net of amortisation	—	4,480	4,612
Qualifying items and related share premium	5,380	—	—
Qualifying instruments issued by subsidiaries and held by third parties	851	—	—
Unrealised gains on AFS equity shares	—	59	23
Collectively assessed impairment provisions	—	1	—
	6,231	6,766	6,900

Tier 2 deductions
50% of securitisation positions	—	(231)	(331)
Expected losses less impairments	—	(67)	(1,864)
50% of material holdings	—	(418)	(387)
	—	(716)	(2,582)

Tier 2 capital	6,231	6,050	4,318

Supervisory deductions	—	(56)	(56)

Total regulatory capital	21,062	19,481	23,925

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

Notes on the accounts

30 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2014. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Contingent liabilities
Guarantees and assets pledged as collateral security	1,677	2,172	2,249	783	1,096	1,080
Other contingent liabilities	1,237	1,422	1,400	974	1,132	1,117
	2,914	3,594	3,649	1,757	2,228	2,197

Commitments
Undrawn formal standby facilities, credit lines and other
commitments to lend
- less than one year	31,353	32,598	32,363	27,656	28,294	28,436
- one year and over	18,278	17,163	14,643	14,298	14,028	11,993
Other commitments	159	89	178	154	84	168
	49,790	49,850	47,184	42,108	42,406	40,597

Total contingent liabilities and commitments	52,704	53,444	50,833	43,865	44,634	42,794

Note:

(1)    In the normal course of business, the Bank guarantees specified third party liabilities of certain subsidiaries; it also gives undertakings that individual subsidiaries will fulfil their obligations to third parties under contractual or other arrangements.

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group’s maximum exposure to credit loss, in the event of its obligation crystallising and all counterclaims, collateral or security proving valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group’s normal credit approval processes.

Contingent liabilities

Guarantees - the Group gives guarantees on behalf of customers.
A financial guarantee represents an irrevocable undertaking that the Group will meet a customer’s specified obligations to a third party if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

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

	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	86	90	98	68	70	77
- after 1 year but within 5 years	263	293	316	208	227	246
- after 5 years	593	600	659	470	465	510
	942	983	1,073	746	762	833
Contracts to purchase goods or services (2)	39	27	20	—	—	—
	981	1,010	1,093	746	762	833

Notes:

(1)    Predominantly property leases.

(2)    Of which due within 1 year: £24 million (2013 - £17 million; 2012 - £14 million).

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £309 million (2013 and 2012 - £341 million).

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

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The interest rate on these borrowings is subject to a floor being the higher of 12 month LIBOR plus 100 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estates of Bradford & Bingley and the other failed banks. The FSCS will levy the deposit taking sector for its share of the balance of the principal outstanding for the non-Bradford & Bingley loan prior to the FSCS loan facility with HMT expiring in March 2016. In addition, the FSCS levied an interim payment relating to resolution costs for Dunfermline Building Society of £100 million. The capital element levied on the industry in 2014/15 scheme was £399 million (£363 million in the 2013/14 scheme year).

The Group has accrued £71 million for its share of estimated FSCS levies.

Notes on the accounts

30 Memorandum items continued

Litigation, investigations and reviews

NatWest Group and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the RBS Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2014 (see Note 22). The aggregate provisions for litigation and regulatory proceedings recognised in 2014 were £437 million. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised for that matter.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate.

Litigation

Shareholder litigation (US)

RBSG and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired RBSG's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs’ motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed the dismissal of this case to the Second Circuit Court of Appeals and that appeal was heard on 19 June 2014.  A decision in respect of the appeal has not yet been issued.

Shareholder litigation (UK)

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the RBS Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order. At a case management conference in December 2014 the judge ordered that trial commence in December 2016.

Other securitisation and securities related litigation in the United States

RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$46 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies remain as defendants in more than 30 lawsuits brought by purchasers of MBS, including the purported class action identified below.

Notes on the accounts

Among these MBS lawsuits are two cases filed in September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$9.5 billion were outstanding at 31 December 2014 with cumulative write downs to date of approximately US$1.09 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. Discovery is ongoing and is scheduled to be substantially completed by the end of 2015.

The other remaining FHFA lawsuit that involves the RBS Group (in which the primary defendant is Nomura Holding America Inc. and subsidiaries) names RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Trial in this matter is scheduled to commence in March 2015 in the United States District Court for the Southern District of New York. Three other FHFA lawsuits (against JP Morgan, Morgan Stanley and Countrywide) in which RBS Securities Inc. was an underwriter defendant were settled without any contribution from RBS Securities Inc. On 19 June 2014, another FHFA lawsuit in which RBS Securities Inc. was an underwriter defendant (against Ally Financial Group) was settled by RBS Securities Inc. by payment of US$99.5 million.

Other MBS lawsuits against RBS Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union), five cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBS Group companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York.

The status of the previously disclosed settlements in the other MBS class actions in which RBS Group companies were defendants is as follows: In re IndyMac Mortgage-Backed Securities Litigation (final court approval of settlement granted in February 2015), New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al. (final court approval of the settlement granted in November 2014), and Luther v. Countrywide Financial Corp. et al. and related class action cases (final court approval of the settlement granted in December 2013). In the latter matter, several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these threatened claims will be pursued, but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of the securitisation and securities related cases in the US, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

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

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.  Over 35 other USD LIBOR-related actions involving the RBS Group, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated.  Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court.  On 21 January 2015, the U.S. Supreme Court held in Gelboim v. Bank of America Corp. that plaintiffs in the class action on behalf of corporate debt purchasers do not need to wait until there is a final judgment in the coordinated proceeding before they can appeal the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit.

Notes on the accounts

Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action"), (ii) Euribor, and (iii) Swiss Franc LIBOR, all three of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the Yen action dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting the RBS Group are set out under ‘Investigations and reviews’ on page 210.

ISDAFIX antitrust litigation

Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates.  The complaints were filed in the United States District Court for the Southern District of New York and contain claims for unjust enrichment and violations of the U.S. antitrust laws and the Commodities Exchange Act. This matter is subject to pre-discovery motions to dismiss some or all of the claims against the defendants.

FX antitrust litigation

Certain members of the RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of U.S.-based plaintiffs that is pending in the United States District Court for the Southern District of New York. The plaintiffs in this action allege that the defendants violated the U.S. antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. On 28 January 2015, the court denied the defendants’ motion to dismiss this action.  On the same day, the court dismissed two similar class action complaints that had been filed on behalf of non-U.S. plaintiffs in Norway and South Korea on the principal ground that such claims are barred by the Foreign Trade Antitrust Improvements Act. On 23 February 2015, an additional class action complaint was filed in the United States District Court for the Southern District of New York on behalf of investors that transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts.  The complaint contains allegations that are substantially similar to those contained in the consolidated antitrust class action, and it asserts both antitrust claims and claims under the Commodities Exchange Act.

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and as a result, discovery has commenced.

Interest rate hedging products

The RBS Group is dealing with a large number of active litigation claims in the UK in relation to the sale of interest rate hedging products. In general claimants allege that the relevant interest rate hedge products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who are being considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who are outside of the scope of that programme. The RBS Group is encouraging those customers that are eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Weiss v. National Westminster Bank PLC

NatWest is defending a lawsuit filed by a number of United States nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel.  The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the U.S. Antiterrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.  On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit.  The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Investigations and reviews

The Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union (EU), the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, competition, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

Notes on the accounts

LIBOR and other trading rates

In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, the RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In July 2014, RBS plc and RBS N.V. entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS plc and RBS N.V. undertake in the Enforceable Undertaking to (a) comply with existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS plc’s and RBS N.V.’s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS plc and RBS N.V. also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that the RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. The RBS Group agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation. Also on 21 October 2014, the EC announced its findings that the RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, the RBS Group received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation.

The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. The RBS Group is providing information and documents to the CFTC and the DOJ as part of an investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, the RBS Group cannot estimate reliably what effect, if any, the outcome of these investigations may have on the RBS Group.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in the bank’s Foreign Exchange businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. Payment of the fines was made on 19 November 2014.

As previously disclosed, the RBS Group remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in the Bank’s Foreign Exchange business within its CIB segment, including settlement discussions regarding the criminal investigation being conducted by the DOJ and certain other financial regulatory authorities. The timing and amounts of any further settlements and related litigation risks and consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Technology incident in June 2012

In June 2012, the RBS Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The RBS Group agreed to reimburse customers for any loss suffered as a result of the incident and the Group made a provision of £120 million in 2012.

In April 2013, the FCA announced that it had commenced an enforcement investigation into the incident. This was a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). Enforcement proceedings were then commenced. On 20 November 2014, the RBS Group announced that it had reached agreement with the FCA and the PRA over failings in relation to the incident.  The RBS Group agreed a penalty of £42 million with the FCA and £14 million with the PRA.  Separately the Central Bank of Ireland initiated an investigation and issued enforcement proceedings against Ulster Bank Ireland Limited (UBIL), an RBS Group company.  On 12 November 2014, the Central Bank of Ireland announced that it had fined UBIL EUR3.5 million in relation to its investigation.

Notes on the accounts

Interest rate hedging products

In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. In January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, who is reviewing and approving all redress outcomes, and the FCA is overseeing this.

The RBS Group has reached agreement with the independent reviewer in relation to redress outcomes for in scope customers. The RBS Group and the independent reviewer are now focussing on customer responses to review outcomes, securing acceptance of offers and assessing ancillary issues such as consequential loss claims. The FCA has announced that the review and redress exercise will be closed to new entrants on 31 March 2015.

The Central Bank of Ireland also requested UBIL, along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland.  The RBS Group also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The review of the sale of interest rate hedging products to eligible RBS International customers is complete, and the review of the sale of interest rate hedging products to eligible Republic of Ireland customers is expected to be completed during Q1 2015.

The Group has made provisions in relation to the above redress exercises totalling £0.9 billion to date for these matters, including £0.2 billion in 2014, of which £0.6 billion had been utilised at 31 December 2014.

FSA mystery shopping review

In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012. This review is being conducted under section 166 of the Financial Services and Markets Act, under which a skilled person has been appointed to carry out the exercise.  Redress is currently being offered to certain customers in this sample group.  In addition, the RBS Group has agreed with the FCA that it will carry out a remediation exercise for a specific customer segment who who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. A pilot customer communications exercise to certain cohorts of customers was undertaken between November 2014 and January 2015 with a further communication exercise to the remaining cohorts due to be completed by mid 2015.

Card Protection Plan Limited

In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed and only exceptional cases will be dealt with prior to a final closure date for the scheme of 28 February 2015.  The RBS Group has made appropriate provision based on its estimate of ultimate exposure.

Packaged accounts

As a result of an uplift in packaged account complaints, the RBS Group has proactively put in place dedicated resource to investigate and resolve complaints on an individual basis.

FCA review of GRG treatment of SMEs

In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the RBS Group’s Global Restructuring Group’s treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent skilled person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The RBS Group is fully cooperating with the FCA in its investigation.

Separately, in November 2013 the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group’s Global Restructuring Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation.

Notes on the accounts

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

Multilateral interchange fees

On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during the first half of 2015. The current draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 4 November 2014, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it would not proceed with its investigations. The CMA took this decision primarily based on the expected implementation of the draft EC regulation on interchange fees for card payments, coupled with some commitments made by Visa and MasterCard around its implementation in the UK. Whilst not currently proceeding, the CMA’s investigations do formally remain open and CMA has noted that, if the EC regulation on interchange fees did not address its concerns, it would then look again at continuing with its investigations.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance

Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of Payment Protection Insurance (PPI).  The Group has made provisions totalling £2.2 billion to date for this matter, including £0.4 billion in 2014, of which £1.7 billion has been utilised at 31 December 2014.

Retail banking - EC

Since initiating an inquiry into retail banking in the EU in 2005, the EC continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The RBS Group cannot predict the outcome of these actions at this stage.

UK personal current accounts/retail banking

Following the OFT’s publication of a market study report into the Personal Current Account (PCA) market in July 2008, the OFT launched a follow up review of the PCA market in July 2012. This review was intended to consider whether certain initiatives agreed by the OFT with banks in light of the July 2008 report, primarily around transparency, unarranged overdrafts and customers in financial difficulty, had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT’s PCA report following this July 2012 launch was published in January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes were required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. The OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or earlier. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the successor body to the OFT and CC, the CMA, announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT’s 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs was then subject to a consultation period until 17 September 2014. Following this period of consultation, on 6 November 2014, the CMA made its final decision to proceed with a MIR.  The MIR will be a wide-ranging 18-24 month Phase 2 inquiry but at this stage it is not possible to estimate potential impacts on the RBS Group.

Notes on the accounts

SME banking market study

The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that its successor body, the CMA, would continue the review. As discussed above, the CMA has decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA concluded that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by the RBS Group, Barclays, HSBC and Lloyds. Alongside the MIR, the CMA will also be reviewing the previous undertakings given following the CC’s investigation into SME banking in 2002 and whether these undertakings need to be varied. At this stage it is not possible to estimate potential impacts on the RBS Group.

FCA Wholesale Sector Competition Review

On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focussed primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015.  The FCA now intends to undertake a market study into investment and corporate banking (to launch in Spring 2015) and potentially into asset management (to launch late 2015 if undertaken).

Credit default swaps (CDS) investigation

The RBS Group is a party to the EC’s antitrust investigation into the CDS information market. The RBS Group has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC’s ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the RBS Group cannot estimate reliably what effect the outcome of the investigation may have on the RBS Group, which may be material. Discovery is underway.

Securitisation and collateralised debt obligation business

In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

In November 2013, the RBS Group announced that it had settled with the US Securities and Exchange Commission (SEC) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The RBS Group co-operated fully with the SEC throughout the investigation.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about the RBS Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the RBS Group continues to respond to requests for information.

US mortgages - loan repurchase matters

The RBS Group’s CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

Notes on the accounts

In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2014, CIB received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

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

Governance and risk management consent order

In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, the RBS Group agreed to create the following written plans or programmes:

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

The Governance Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's U.S. operations. The RBS Group continues to test the effectiveness of the remediation efforts undertaken by the RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

US dollar processing consent order

In December 2013 RBSG and RBS plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US.  As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed.  The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group’s global business lines outside of the United States, and to adopt, implement, and comply with the programme.  Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures. The RBS Group also agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments.

Notes on the accounts

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

Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd’s review were presented to the DOJ in June 2014. Coutts & Co Ltd has now completed the collection of evidence of the tax status of all US related account holders, including those US account holders participating in an offshore voluntary disclosure programme. The results of the review were presented by Coutts to the DOJ on 5 November 2014. Coutts continues to cooperate with the DOJ pursuant to the terms of the Programme. Coutts expects to reach resolution with the DOJ in 2015, under the terms of the Programme. Provision has been made for the estimated liability arising from this programme/review.

German prosecutor investigation into Coutts & Co Ltd

A prosecuting authority in Germany is undertaking an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients.  Coutts & Co Ltd is cooperating with the authority.

Review of suitability of advice provided by Coutts & Co

In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co, a member of the RBS Group incorporated in England and Wales, decided to undertake a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress is being offered in appropriate cases. Provision has been made for the estimated liability arising from this programme/review.

Enterprise Finance Guarantee Scheme

The Enterprise Finance Guarantee (EFG) is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. The RBS Group has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme and will now undertake a review of affected and potentially affected customers to determine whether affected customers should be offered redress.  From 2009 to the end of 2014, the RBS Group provided over £940 million of lending under the EFG scheme.

Notes on the accounts

31 Net cash flow from operating activities	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Operating profit/(loss) before tax	2,577	(6,805)	(3,299)	2,541	(1,538)	(6,815)
(Increase)/decrease in prepayments and accrued income	(253)	(22)	37	(24)	(19)	2
Interest on subordinated liabilities	269	267	294	251	250	268
(Decrease)/increase in accruals and deferred income	(36)	(182)	(349)	37	(76)	(116)
(Releases)/impairment losses	(1,249)	5,407	3,183	228	586	812
Loans and advances written-off net of recoveries	(2,019)	(1,652)	(921)	(775)	(937)	(704)
Unwind of discount on impairment losses	(157)	(276)	(328)	(56)	(70)	(78)
(Profit)/loss on sale of property, plant and equipment	(60)	(12)	3	(28)	(4)	3
(Profit)/loss on sale of subsidiaries and associates	(9)	(3)	2	(11)	1	—
(Profit)/loss on sale of securities	(9)	1	(2)	(6)	(1)	—
Charge for defined benefit pension schemes	242	261	170	200	211	111
Cash contribution to defined benefit pension schemes	(804)	(504)	(551)	(712)	(411)	(452)
Other provisions charged net of releases	1,012	3,448	1,172	857	1,092	1,005
Other provisions utilised	(1,595)	(935)	(739)	(1,192)	(685)	(622)
Depreciation and amortisation	226	214	213	151	128	132
Write down of goodwill and other intangible assets	—	2	117	—	—	—
Gain on redemption of own debt	—	(239)	—	—	—	—
Write down of investment in subsidiaries	—	—	—	(1,742)	931	5,061
Elimination of foreign exchange differences	(499)	262	1,469	90	2	131
Other non-cash items	(338)	86	228	(128)	(124)	183
Net cash (outflow)/inflow from trading activities	(2,702)	(682)	699	(319)	(664)	(1,079)
Decrease/(increase) in loans and advances to banks and customers	21,253	9,612	13,571	2,170	(615)	15,810
Decrease in securities	10,978	11,961	5,401	1,252	14	761
(Increase)/decrease in other assets	(146)	(54)	624	(2)	79	697
(Increase)/decrease in derivative assets	(381)	1,269	411	(470)	1,270	(100)
Changes in operating assets	31,704	22,788	20,007	2,950	748	17,168
(Decrease)/increase in deposits by banks and customers	(43,227)	(18,385)	(6,298)	(8,489)	8,556	2,388
Decrease in debt securities in issue	(404)	(1,616)	(273)	—	—	—
Increase/(decrease) in other liabilities	266	(1,092)	(2,067)	(655)	(1,083)	(1,587)
Increase/(decrease) in derivative liabilities	380	(1,477)	(537)	772	(1,425)	157
(Decrease)/increase in settlement balances and short positions	(2,120)	(3,193)	(1,692)	33	37	22
Changes in operating liabilities	(45,105)	(25,763)	(10,867)	(8,339)	6,085	980
Income taxes received/(paid)	25	(153)	627	(128)	91	596
Net cash (outflow)/inflow from operating activities	(16,078)	(3,810)	10,466	(5,836)	6,260	17,665

Notes on the accounts

32 Analysis of the net investment in business interests and intangible assets
	Group			Bank
	2014	2013	2012	2014	2013	2012
Acquisitions and disposals	£m	£m	£m	£m	£m	£m
Value recognised for business transferred from fellow subsidiary	—	—	(59,349)	—	—	(59,349)
Additional investments in Group undertakings	—	—	—	—	(1,280)	(2,938)
Net outflow of cash in respect of purchases	—	—	(59,349)	—	(1,280)	(62,287)

Other assets sold	8	163	2	—	—	—
Repayments of investments	—	—	—	6	19	—
Non-cash consideration	—	3	—	—	—	—
Profit/(loss) on disposal	9	3	(2)	11	(1)	—
Net inflow of cash in respect of disposals	17	169	—	17	18	—

Dividends received from associates	5	12	10	—	—	—
Net cash expenditure on intangible assets	(30)	(19)	(26)	—	—	—
Net (outflow)/inflow	(8)	162	(59,365)	17	(1,262)	(62,287)

33 Interest received and paid
	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
Interest received	6,526	7,584	6,364	5,093	5,764	4,191
Interest paid	(2,114)	(3,670)	(3,268)	(1,715)	(2,974)	(2,415)
	4,412	3,914	3,096	3,378	2,790	1,776

34 Analysis of changes in financing during the year

	Group						Bank
	Share capital			Subordinated			Share capital			Subordinated
	and share premium			liabilities			and share premium			liabilities
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,903	3,903	3,903	7,528	7,627	8,002	3,903	3,903	3,903	6,106	6,123	6,164
Repayment of
subordinated liabilities				(60)	(93)	(295)				—	—	—
Net cash outflow
from financing	—	—	—	(60)	(93)	(295)	—	—	—	—	—	—
Currency translation and
other adjustments	—	—	—	(32)	(6)	(80)	—	—	—	16	(17)	(41)
At 31 December	3,903	3,903	3,903	7,436	7,528	7,627	3,903	3,903	3,903	6,122	6,106	6,123

Notes on the accounts

35 Analysis of cash and cash equivalents
	Group			Bank
	2014	2013	2012	2014	2013	2012
	£m	£m	£m	£m	£m	£m
At 1 January
- cash	20,276	18,234	102,089	4,653	2,959	80,412
- cash equivalents	81,606	85,648	43,662	65,923	60,841	19,941
	101,882	103,882	145,751	70,576	63,800	100,353
Net cash (outflow)/inflow	(16,131)	(2,000)	(41,869)	(4,398)	6,776	(36,553)
At 31 December	85,751	101,882	103,882	66,178	70,576	63,800

Comprising:
Cash and balances at central banks	2,709	2,493	2,298	1,054	734	921
Treasury bills and debt securities	527	—	—	—	—	—
Loans and advances to banks	82,515	99,389	101,584	65,124	69,842	62,879
Cash and cash equivalents	85,751	101,882	103,882	66,178	70,576	63,800

Note:

(1)    Cash collateral posted with bank counterparties in respect of derivative liabilities is £5 million for the Group (2013 - nil; 2012 - £8 million).

The Bank and certain subsidiary undertakings are required to maintain balances with Central banks which, at 31 December 2014, amounted to £198 million (2013 - £198 million; 2012 - £73 million).

Notes on the accounts

36 Segmental analysis

(a) Reportable segments

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered between each other, having regard to commercial demands. The segment performance measure is operating profit/(loss).

Organisational structure

On 27 February 2014, RBS Group announced a revised organisational structure comprising the following reportable segments.

UK Personal & Business Banking offers a comprehensive range of banking products and related financial services to the UK personal and small business markets. It serves customers through a number of channels including: the NatWest network of branches and ATMs in the United Kingdom, telephony, online and mobile.  Small businesses include accounts having less than £2 million annual turnover and no currency transactions.

Ulster Bank is a retail and commercial bank in Northern Ireland and the Republic of Ireland. It provides a comprehensive range of financial services through both its Retail Banking division, which provides loan and deposit products through a network of branches and direct channels, and its Corporate Banking division, which provides services to businesses and corporate customers.

Commercial Banking provides banking, finance and risk management services to the commercial, mid-corporate and corporate sector in the UK. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, telephone and internet channels. The product range includes asset finance through the Lombard brand.

Private Banking provides banking and wealth management services in the UK through Coutts & Co, offshore through NatWest offshore and internationally through Coutts & Co Ltd.

Corporate & Institutional Banking serves our corporate and institutional clients primarily in the UK and Western Europe, as well as those US and Asian multinationals with substantial trade and investment links in the region.  Products include debt financing, risk management and trade services, focusing on core product capabilities that are of most relevance to clients.

Central Functions comprises corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central funtions manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating segments.

RBS Capital Resolution (RCR) became fully operational on 1 January 2014 with a pool of c.£29 billion of assets (of which £7.5 billion related to the Group) with particularly high long-term capital intensity, credit risk and/or potentially volatile outcomes in stressed environments. RCR brings assets under common management and increases focus on managing these assets so as to release capital. No business lines were moved to RCR so comparative data has not been restated.

Non-Core Division was dissolved on 31 December 2013. It managed separately assets that RBS Group intended to run off or dispose of. The division contained a range of businesses and asset portfolios primarily from the legacy GBM businesses, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also included a number of other portfolios and businesses including those in regional markets that were no longer strategic to RBS Group.

Reporting changes

A number of previously reported reconciling items (Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions and restructuring costs) have now been allocated to the reportable segments. Consistent with the manner in which RBS Group is managed, operating profit on a non-statutory basis excludes:

•         Gain on redemption of own debt; and

•         Write down of goodwill.

In addition, during 2014 RBS Group also made changes to the method of allocating costs relating to Services and Functions

Comparatives have been restated accordingly for the changes outlined above.

Notes on the accounts

36 Segmental analysis continued
2014	Group
	Net	Non-			Depreciation	Impairment
	interest	interest	Total	Operating	and	(losses)/	Operating
	income	income	income	expenses	amortisation	releases	profit/(loss)
	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	3,085	852	3,937	(2,799)	—	(223)	915
Ulster Bank	636	183	819	(518)	—	365	666
Personal & Business Banking	3,721	1,035	4,756	(3,317)	—	142	1,581
Commercial Banking	1,025	366	1,391	(699)	—	(43)	649
Private Banking	499	349	848	(592)	—	5	261
Commercial & Private Banking	1,524	715	2,239	(1,291)	—	(38)	910
Corporate & Institutional Banking	55	522	577	(747)	(3)	—	(173)
Central items	(701)	252	(449)	(285)	(223)	2	(955)
RCR	(22)	176	154	(83)	—	1,143	1,214
Statutory basis	4,577	2,700	7,277	(5,723)	(226)	1,249	2,577
2013
UK Personal & Business Banking	2,852	834	3,686	(2,684)	—	(338)	664
Ulster Bank	619	239	858	(636)	—	(1,774)	(1,552)
Personal & Business Banking	3,471	1,073	4,544	(3,320)	—	(2,112)	(888)
Commercial Banking	933	424	1,357	(1,110)	—	(149)	98
Private Banking	480	376	856	(809)	—	(26)	21
Commercial & Private Banking	1,413	800	2,213	(1,919)	—	(175)	119
Corporate & Institutional Banking	74	710	784	(2,687)	(2)	12	(1,893)
Central items	(1,042)	560	(482)	(547)	(212)	3	(1,238)
Non-Core	105	(39)	66	(75)	—	(3,135)	(3,144)
Non-statutory basis	4,021	3,104	7,125	(8,548)	(214)	(5,407)	(7,044)

Reconciling item
Gain on redemption of own debt	—	239	239	—	—	—	239
Statutory basis	4,021	3,343	7,364	(8,548)	(214)	(5,407)	(6,805)

Notes on the accounts

36 Segmental analysis continued
	Group
	Net	Non-			Depreciation	Impairment
	interest	interest	Total	Operating	and	(losses)/	Operating
	income	income	income	expenses	amortisation	releases	(loss)/profit
2012	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	1,714	840	2,554	(2,453)	—	(467)	(366)
Ulster Bank	634	196	830	(538)	—	(1,364)	(1,072)
Personal & Business Banking	2,348	1,036	3,384	(2,991)	—	(1,831)	(1,438)
Commercial Banking	966	517	1,483	(1,086)	—	(272)	125
Private Banking	513	402	915	(647)	6	(23)	251
Commercial & Private Banking	1,479	919	2,398	(1,733)	6	(295)	376
Corporate & Institutional Banking	(242)	1,326	1,084	(1,269)	(6)	2	(189)
Central items	(920)	521	(399)	(116)	(213)	2	(726)
Non-Core	208	(249)	(41)	(103)	—	(1,061)	(1,205)
Non-statutory basis	2,873	3,553	6,426	(6,212)	(213)	(3,183)	(3,182)

Reconciling item
Write down of goodwill	—	—	—	(117)	—	—	(117)
Statutory basis	2,873	3,553	6,426	(6,329)	(213)	(3,183)	(3,299)

	2014			2013			2012
Total revenue		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	4,740	7	4,747	4,689	8	4,697	2,782	10	2,792
Ulster Bank	887	—	887	1,084	4	1,088	1,174	3	1,177
Personal & Business Banking	5,627	7	5,634	5,773	12	5,785	3,956	13	3,969
Commercial Banking	1,356	1	1,357	1,417	2	1,419	1,520	9	1,529
Private banking	1,017	70	1,087	1,159	69	1,228	1,325	65	1,390
Commercial & Private Banking	2,373	71	2,444	2,576	71	2,647	2,845	74	2,919
Corporate & Institutional Banking	936	135	1,071	1,147	127	1,274	1,940	211	2,151
Central items	438	112	550	1,294	105	1,399	1,234	117	1,351
RCR	323	8	331	n/a	n/a	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	287	—	287	322	1	323
	9,697	333	10,030	11,077	315	11,392	10,297	416	10,713
Eliminations	—	(333)	(333)	—	(315)	(315)	—	(416)	(416)
Non-statutory basis	9,697	—	9,697	11,077	—	11,077	10,297	—	10,297

Reconciling item
Gain on redemption of own debt	—	—	—	239	—	239	—	—	—
Statutory basis	9,697	—	9,697	11,316	—	11,316	10,297	—	10,297

Notes on the accounts

36 Segmental analysis continued
	2014			2013			2012
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	3,930	7	3,937	3,679	7	3,686	2,548	6	2,554
Ulster Bank	714	105	819	775	83	858	761	69	830
Personal & Business Banking	4,644	112	4,756	4,454	90	4,544	3,309	75	3,384
Commercial Banking	1,475	(84)	1,391	1,444	(87)	1,357	1,596	(113)	1,483
Private banking	855	(7)	848	864	(8)	856	924	(9)	915
Commercial & Private Banking	2,330	(91)	2,239	2,308	(95)	2,213	2,520	(122)	2,398
Corporate & Institutional Banking	598	(21)	577	788	(4)	784	1,042	42	1,084
Central items	(554)	105	(449)	(578)	96	(482)	(506)	107	(399)
RCR	259	(105)	154	n/a	n/a	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	153	(87)	66	61	(102)	(41)
	7,277	—	7,277	7,125	—	7,125	6,426	—	6,426
Reconciling item
Gain on redemption of own debt	—	—	—	239	—	239	—	—	—
	7,277	—	7,277	7,364	—	7,364	6,426	—	6,426

	2014			2013			2012
			Cost to acquire			Cost to acquire			Cost to acquire
			fixed assets			fixed assets			fixed assets
			and intangible			and intangible			and intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	86,620	109,993	—	81,249	106,868	—	78,463	100,167	—
Ulster Bank	34,978	31,465	—	37,470	34,805	11	38,426	35,979	4
Personal & Business Banking	121,598	141,458	—	118,719	141,673	11	116,889	136,146	4
Commercial Banking	36,909	53,016	—	37,678	58,577	—	37,574	55,606	—
Private banking	32,408	30,280	15	33,819	31,689	18	35,546	33,662	39
Commercial & Private Banking	69,317	83,296	15	71,497	90,266	18	73,120	89,268	39
Corporate & Institutional Banking	98,998	41,988	54	133,549	69,862	19	155,068	99,433	17
Central items	14,854	23,707	67	23,931	35,026	79	22,266	34,870	59
RCR	4,177	1,244	106	n/a	n/a	n/a	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	5,764	2,483	9	13,394	3,232	111
	308,944	291,693	242	353,460	339,310	136	380,737	362,949	230

Segmental analysis of goodwill is as follows:
	Private
	Banking	CIB	Total
	£m	£m	£m
At 1 January 2012	194	121	315
Currency translation and other adjustments	(2)	(4)	(6)
Disposals	(9)	—	(9)
Write down of goodwill	—	(117)	(117)
At 1 January 2013	183	—	183
Disposals	(1)	—	(1)
At 1 January 2014	182	—	182
Currency translation and other adjustments	(8)	—	(8)
At 31 December 2014	174	—	174

Notes on the accounts

36 Segmental analysis continued
(b) Geographical segments
The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	Group
2014	UK	USA	Europe	RoW	Total
	£m	£m	£m	£m	£m
Total revenue	7,935	632	1,052	78	9,697

Net interest income	4,099	(7)	463	22	4,577
Net fees and commissions	1,538	196	172	35	1,941
Income from trading activities	(428)	320	179	6	77
Other operating income	549	60	73	—	682
Total income	5,758	569	887	63	7,277

Operating profit before tax	850	98	1,620	9	2,577
Total assets	248,549	27,033	30,645	2,717	308,944
Total liabilities	240,142	23,522	25,353	2,676	291,693
Net assets attributable to equity shareholders and non-controlling interests	8,407	3,511	5,292	41	17,251
Contingent liabilities and commitments	47,622	493	4,558	31	52,704
Cost to acquire property, plant and equipment and intangible assets	66	55	119	2	242

2013
Total revenue	8,297	902	2,024	93	11,316

Net interest income	3,430	(10)	577	24	4,021
Net fees and commissions	1,628	266	177	39	2,110
Income from trading activities	183	438	98	7	726
Other operating (loss)/income	(305)	116	696	—	507
Total income	4,936	810	1,548	70	7,364

Operating loss before tax	(1,695)	(1,710)	(3,394)	(6)	(6,805)
Total assets	256,155	59,263	35,158	2,884	353,460
Total liabilities	252,132	55,262	29,044	2,872	339,310
Net assets attributable to equity owners and non-controlling interests	4,023	4,001	6,114	12	14,150
Contingent liabilities and commitments	50,062	57	3,280	45	53,444
Cost to acquire property, plant and equipment and intangible assets	74	20	38	4	136

2012
Total revenue	7,181	1,495	1,527	94	10,297

Net interest income	2,149	(14)	717	21	2,873
Net fees and commissions	1,688	314	178	35	2,215
Income from trading activities	9	996	141	4	1,150
Other operating income/(loss)	112	77	(1)	—	188
Total income	3,958	1,373	1,035	60	6,426

Operating (loss)/profit before tax	(2,534)	855	(1,605)	(15)	(3,299)
Total assets	249,490	87,455	40,550	3,242	380,737
Total liabilities	247,962	82,281	29,459	3,247	362,949
Net assets attributable to equity owners and non-controlling interests	1,528	5,174	11,091	(5)	17,788
Contingent liabilities and commitments	47,564	35	3,132	102	50,833
Cost to acquire property, plant and equipment and intangible assets	82	17	130	1	230

Notes on the accounts

37 Directors’ and key management remuneration

The directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the 2014 Form 20-F for the RBS Group.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2014	2013
	£000	£000
Short-term benefits	20,917	30,590
Post-employment benefits	1,964	238
Termination benefits	3,481	2,033
Share-based payments	4,889	13,003
	31,251	45,864

In 2014, key management includes only members of the RBS Group Executive Committee; in 2013 key management also included members of the RBS Group Management Committee.

38 Transactions with directors and key management

(a) At 31 December 2014, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £13,083 in respect of loans to four persons who were directors of the Bank at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group Executive Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2014	2013
	£000	£000
Loans and advances to customers	3,095	9,336
Customer accounts	17,924	24,846

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

The Group enters into transactions with many of these bodies on an arm’s length basis. Such transactions include the payment of: taxes principally UK corporation tax (page 158) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

The Group may participates in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.18% of their average eligible liabilities in excess of £600 million.

National Loan Guarantee Scheme

The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. At 31 December 2014, the Group had no amounts outstanding under the scheme (2013 - nil; 2012 - £898 million). The NLGS was superseded by the Funding for Lending Scheme.

The Funding for Lending Scheme

The Funding for Lending Scheme was launched in July 2012. Under the scheme UK banks and building societies are able to borrow UK treasury bills from the Bank of England at a price that depends on the participant’s net lending to the UK non-financial sector. As at 31 December 2014, the Group had no amounts outstanding under the scheme (2013 - nil; 2012 - £749 million).

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

(d)  The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

	2014	2013	2012
	£m	£m	£m
Income
Interest receivable	742	1,470	1,803
Interest payable	734	1,588	1,264
Fees and commissions receivable	80	143	212
Fees and commissions payable	58	74	65

Expenses
Other administrative expenses	2,122	2,327	2,378

40 Ultimate holding company

The Group’s ultimate holding company is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2014, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following placing and open offers by The Royal Bank of Scotland Group plc in December 2008 and April 2009, the UK Government, through HM Treasury, currently holds 62.3% of the issued ordinary share capital of the ultimate holding company and is therefore the Group’s ultimate controlling party.

41 Post balance sheet events

There have been no significant events between 31 December 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the accounts.

Additional information

Financial summary

The Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years are presented below.

Summary consolidated income statement	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Net interest income	4,577	4,021	2,873	3,007	3,161
Non-interest income (1,2)	2,700	3,343	3,553	3,084	4,905
Total income	7,277	7,364	6,426	6,091	8,066
Operating expenses (3)	(5,949)	(8,762)	(6,542)	(5,793)	(5,254)
Profit/(loss) before impairment losses	1,328	(1,398)	(116)	298	2,812
Impairment releases/(losses)	1,249	(5,407)	(3,183)	(4,792)	(5,144)
Operating profit/(loss) before tax	2,577	(6,805)	(3,299)	(4,494)	(2,332)
Tax (charge)/credit	(844)	842	47	600	102
Profit/(loss) for the year	1,733	(5,963)	(3,252)	(3,894)	(2,230)

Attributable to:
Non-controlling interests	—	—	—	8	(8)
Ordinary shareholders	1,733	(5,963)	(3,252)	(3,902)	(2,222)

Notes:

(1)    Includes profit on strategic disposals of nil (2011 - £45 million; 2010 - £937 million).

(2)    Includes gain on redemption of own debt of nil (2013 - £239 million; 2012 - nil; 2011 - £251 million; 2010 - £145 million).

(3)    Includes write-down of goodwill and other intangible assets of nil (2013 - £2 million; 2012 - £117 million).

Summary consolidated balance sheet	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Loans and advances	280,078	314,139	329,532	309,090	311,062
Debt securities and equity shares	14,608	23,851	35,813	41,933	40,398
Derivatives and settlement balances	5,948	6,758	7,148	7,665	7,221
Other assets	8,310	8,712	8,244	9,435	8,682
Total assets	308,944	353,460	380,737	368,123	367,363

Owners' equity	16,857	12,872	16,531	13,506	12,735
Non-controlling interests	394	1,278	1,257	1,272	1,315
Subordinated liabilities	7,436	7,528	7,627	8,002	7,583
Deposits	260,559	303,786	322,171	309,439	308,784
Derivatives, settlement balances and short positions	13,428	16,359	20,150	22,485	20,441
Other liabilities	10,270	11,637	13,001	13,419	16,505
Total liabilities and equity	308,944	353,460	380,737	368,123	367,363

Additional information

Financial summary continued
Other financial data	2014	2013	2012	2011	2010
Dividend payout ratio (1)	10.1%	—	—	—	—
Return on average total assets (2)	0.50%	(1.54%)	(0.84%)	(0.99%)	(0.58%)
Return on average ordinary shareholders' equity (3)	12.0%	(36.2%)	(22.3%)	(29.8%)	(17.8%)
Average owners' equity as a percentage of average total assets	4.2%	4.3%	3.8%	3.3%	3.3%
Risk asset ratio - Tier 1	15.4%	11.5%	14.9%	11.3%	10.7%
Risk asset ratio - Total	21.9%	16.6%	18.2%	14.2%	13.2%
Ratio of earnings to combined fixed charges and preference share dividends (4)
- including interest on deposits	2.32	(0.95)	0.05	(0.40)	0.21
- excluding interest on deposits	9.56	(21.61)	(9.02)	(15.64)	(7.87)
Ratio of earnings to fixed charges only (4)
- including interest on deposits	2.32	(0.95)	0.05	(0.40)	0.21
- excluding interest on deposits	9.56	(21.61)	(9.02)	(15.64)	(7.87)

Notes:

(1)    Dividend payout ratio represents dividends declared on a per share basis as a percentage of net profit attributable to ordinary shareholders on a per share basis.

(2)     Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(3)     Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(4)     For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(5)     The earnings for the years ended 31 December 2013, 2012, 2011 and 2010, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2013, 2012, 2011 and 2010 were £3,229 million, £3,184 million, £2,980 million and £2,724 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2013, 2012, 2011 and 2010 were £6,805 million, £3,299 million, £4,494 million and £2,332 million, respectively.

Additional information

Financial summary continued

Analysis of loans to customers by geographical area and type of customer

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

		After 1 year
	Within	but within	After	2014
	1 year	5 years	5 years	Total	2013	2012	2011	2010
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,123	3	2	1,128	1,360	1,211	1,889	1,888
Finance	2,380	611	234	3,225	3,869	4,636	7,706	4,215
Residential mortgages	7,783	17,718	53,847	79,348	73,143	68,856	7,292	6,601
Personal lending	5,558	3,451	2,567	11,576	12,061	13,630	14,545	15,549
Property	7,045	5,286	4,930	17,261	18,688	21,060	24,677	26,399
Construction	1,536	517	166	2,219	2,596	3,021	3,859	4,601
Manufacturing	2,078	1,158	364	3,600	3,066	4,115	3,954	5,083
Services industries and business activities	11,321	6,227	4,511	22,059	21,526	21,651	22,961	25,613
Agriculture, forestry and fishing	762	841	794	2,397	2,191	2,063	2,112	2,149
Finance leases and instalment credit	52	45	41	138	127	123	80	100
Accrued interest	176	—	—	176	361	222	207	5,702
Total UK	39,814	35,857	67,456	143,127	138,988	140,588	89,282	97,900

Overseas
US	464	—	305	769	1,104	3,098	3,457	3,094
Rest of the World	13,080	7,449	12,991	33,520	40,969	42,396	45,115	47,509
Total Overseas	13,544	7,449	13,296	34,289	42,073	45,494	48,572	50,603

Reverse repos
US	5,658	—	—	5,658	14,199	22,811	17,373	16,030
Total reverse repos	5,658	—	—	5,658	14,199	22,811	17,373	16,030

Loans and advances to customers - gross	59,016	43,306	80,752	183,074	195,260	208,893	155,227	164,533
Loan impairment provisions				(13,908)	(17,972)	(14,385)	(12,338)	(9,400)
Loans and advances to customers - net				169,166	177,288	194,508	142,889	155,133

Fixed rate	12,386	13,506	41,932	67,824	54,677	57,794	21,583	22,563
Variable rate	40,972	29,800	38,820	109,592	126,384	128,288	116,271	125,940
Reverse repos	5,658	—	—	5,658	14,199	22,811	17,373	16,030
Loans and advances to customers - gross	59,016	43,306	80,752	183,074	195,260	208,893	155,227	164,533

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

Additional information

Financial summary continued

Loan impairment provisions

The following table shows the movements in loan impairment provisions.

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
UK	5,760	5,643	5,101	4,488	3,729
Overseas	12,212	8,748	7,246	4,921	1,945
	17,972	14,391	12,347	9,409	5,674
Currency translation and other adjustments
UK	708	(11)	29	(18)	(10)
Overseas	(1,349)	115	(164)	(216)	(42)
	(641)	104	(135)	(234)	(52)
Disposals
Overseas	—	—	—	—	(3)

Transfer from fellow subsidiaries
UK	—	—	251	—	—

Amounts written-off
UK	(1,189)	(1,160)	(884)	(1,113)	(1,051)
Overseas	(882)	(530)	(106)	(215)	(38)
	(2,071)	(1,690)	(990)	(1,328)	(1,089)
Recoveries of amounts previously written-off
UK	49	33	59	37	50
Overseas	3	5	10	6	1
	52	38	69	43	51
Charged/(released) to income statement
UK	109	1,356	1,213	1,825	1,890
Overseas	(1,356)	4,049	1,964	2,952	3,249
	(1,247)	5,405	3,177	4,777	5,139
Unwind of discount (recognised in interest income)
UK	(74)	(101)	(126)	(118)	(120)
Overseas	(83)	(175)	(202)	(202)	(191)
	(157)	(276)	(328)	(320)	(311)
Provisions at the end of the year (1)
UK	5,363	5,760	5,643	5,101	4,488
Overseas	8,545	12,212	8,748	7,246	4,921
	13,908	17,972	14,391	12,347	9,409
Loan impairment provisions at end of year
Customers	13,908	17,972	14,385	12,338	9,400
Banks	—	—	6	9	9
	13,908	17,972	14,391	12,347	9,409
Gross loans and advances to customers
UK	143,127	138,988	140,588	89,282	97,900
Overseas	34,289	42,073	45,494	48,572	50,603
	177,416	181,061	186,082	137,854	148,503

For the notes to this table refer to the following page.

Additional information

Financial summary continued
	2014	2013	2012	2011	2010
Closing customer provisions as a % of gross loans and advances to customers (1)
UK	3.7%	4.1%	4.0%	5.7%	4.6%
Overseas	24.9%	29.0%	19.2%	14.9%	9.7%
Total	7.8%	9.9%	7.7%	9.0%	6.3%

Customer charge to income statement as a % of gross loans and advances to customers (2)
UK	0.1%	1.0%	0.9%	2.0%	1.9%
Overseas	(4.0%)	9.6%	4.3%	6.1%	6.4%
Total	(0.7%)	3.0%	1.7%	3.5%	3.5%

Average loans and advances to customers (gross)	192,004	207,315	157,898	163,860	173,446

As a % of average loans and advances to customers during the year
Total customer provisions charged to income statement	(0.6%)	2.6%	2.0%	2.9%	3.0%
Amounts written-off (net of recoveries) - customers	1.1%	0.8%	0.6%	0.8%	0.6%

Notes:

(1)    Includes closing provisions against loans and advances to banks.

(2)    For the purposes of these ratios closing provisions and customer charge relating to loans and advances to banks are excluded.

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2014		2013		2012		2011		2010
		% of loans		% of loans		% of loans		% of loans		% of loans
	Closing	to total	Closing	to total	Closing	to total	Closing	to total	Closing	to total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	1	0.6	1	0.8	—	0.7	—	1.4	—	1.3
Manufacturing	77	2.0	95	1.7	92	2.2	86	2.9	91	3.4
Construction	239	1.3	307	1.4	296	1.6	307	2.8	428	3.1
Finance	24	1.8	34	2.1	27	2.5	23	5.6	20	2.8
Service industries and	761	12.4	878	11.9	826	11.6	723	16.7	545	17.2
business activities
Agriculture, forestry and	26	1.4	36	1.2	25	1.1	28	1.5	22	1.4
fishing
Property	2,784	9.7	2,686	10.3	2,182	11.3	1,940	17.9	1,074	17.8
Residential mortgages	101	44.7	142	40.4	242	37.0	17	5.3	11	4.4
Personal lending	1,054	6.5	1,232	6.7	1,540	7.3	1,575	10.6	1,636	10.5
Finance leases and	2	0.1	4	0.1	15	0.1	12	0.1	10	0.1
instalment credit
Accrued interest	—	0.1	—	0.2	—	0.1	—	0.2	—	3.8
Total UK	5,069	80.6	5,415	76.8	5,245	75.5	4,711	65.0	3,837	65.8
Overseas	8,171	19.4	11,356	23.2	8,011	24.5	6,726	35.0	4,430	34.2
Impaired book provisions	13,240	100.0	16,771	100.0	13,256	100.0	11,437	100.0	8,267	100.0
Latent book provisions	668		1,201		1,129		901		1,133
Total provisions	13,908		17,972		14,385		12,338		9,400

Additional information

Financial summary continued
Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
UK
Manufacturing	16	20	15	105	40
Construction	71	86	62	166	50
Finance	16	3	12	22	4
Service industries and business activities	185	193	186	189	168
Agriculture, forestry and fishing	2	3	10	3	3
Property	474	255	188	116	101
Residential mortgages	25	93	5	2	1
Personal lending	397	502	404	510	684
Finance leases and instalment credit	3	5	2	—	—
Total UK	1,189	1,160	884	1,113	1,051
Overseas	882	530	106	215	38
Total write-offs	2,071	1,690	990	1,328	1,089

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
UK
Manufacturing	—	1	—	1	—
Construction	8	—	1	1	—
Service industries and business activities	7	7	6	5	3
Property	22	—	5	2	—
Personal lending	12	25	47	28	47
Total UK	49	33	59	37	50
Overseas	3	5	10	6	1
Total recoveries	52	38	69	43	51

Forbearance

The table below shows loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to forbearance continue to be reported as impaired loans.

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Forbearance loans (1,2)	3,764	4,552	4,278	3,903	1,582

Notes:

(1)    Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to £3 million.

(2)    For 2014, wholesale loans subject to forbearance were £1,144 million (refer to page 66) and secured retail loans subject to forbearance were £2,620 million (refer to page 71 to 79). Unsecured retail loans subject to forbearance are not included. The balance of unsecured retail loans subject to forbearance amounts to £76 million.

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

The table below sets out the most significant cross border exposures. Germany has not experienced repayment difficulties that have required restructuring of outstanding debt.

2014					Net of short
	Government	Banks	Other	Total	positions
	£m	£m	£m	£m	£m
Germany	1,864	715	242	2,821	2,821

2013
Germany	7	473	554	1,034	1,034

There were no significant cross border exposures in 2012.

Risk elements in lending

Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Impaired loans (2)
UK	6,822	7,731	8,644	7,902	7,348
Overseas	12,058	16,056	15,123	13,643	10,587
Total	18,880	23,787	23,767	21,545	17,935
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	862	1,113	1,086	1,039	1,334
Overseas	92	164	582	258	303
Total	954	1,277	1,668	1,297	1,637
Total risk elements in lending	19,834	25,064	25,435	22,842	19,572

Closing provisions for impairment as a % of total REIL	70%	72%	57%	54%	48%
REIL as a % of gross lending to customers excluding reverse repos	11.2%	13.8%	13.7%	16.6%	13.2%

Notes:

(1)    The write-off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision.

(2)    Impaired loans at 31 December 2013 include £5,643 million (2012 - £2,257 million) of loans subject to forbearance granted during the year.

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	237	322	405	322	289
Overseas	78	323	435	403	162
	315	645	840	725	451
Interest on impaired loans included in net interest income
UK	74	101	126	118	120
Overseas	83	175	202	202	191
	157	276	328	320	311

Additional information

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2014	2013	2012	2011	2010
	£m	£m	£m	£m	£m
Potential problem loans	736	513	342	139	134

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Analysis of deposits - product analysis
The following table analyses deposits by type and geographical area.
	2014	2013	2012
	£m	£m	£m
UK
Deposits
- interest-free	67,552	66,183	63,601
- interest-bearing	157,275	168,505	164,827
Total UK	224,827	234,688	228,428

Overseas
Deposits
- interest-free	10,359	10,599	11,113
- interest-bearing	18,978	23,240	27,489
Total Overseas	29,337	33,839	38,602
Total deposits	254,164	268,527	267,030

Overseas
US	4,816	7,478	12,819
Rest of the World	24,521	26,361	25,783
Total overseas offices	29,337	33,839	38,602

Repos
US	6,395	33,370	53,257
Rest of world	—	1,889	1,884
Total Repos	6,395	35,259	55,141

Certificates of deposit and other time deposits
The following table shows details of certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3 months	Over 6 months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
UK based companies and branches
Other time deposits	12,921	3,391	2,381	11,058	29,751

Overseas based companies and branches
Other time deposits	2,112	732	595	517	3,956
	15,033	4,123	2,976	11,575	33,707

Additional information

Financial summary continued

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions and other short-term borrowings, primarily commercial paper. Borrowings from the holding company and fellow subsidiaries are excluded.

The table below shows details of short-term borrowings.

		Other			Other
	Repurchase	short-term	2014	Repurchase	short-term	2013	2012
	agreements	borrowings	Total	agreements	borrowings	Total	Total
At year end
- balance (£bn)	6.4	15.4	21.8	34.1	16.0	50.1	73.3
- weighted average interest rate	0.6%	0.2%	0.3%	0.2%	0.8%	0.4%	0.4%

During the year
- maximum balance (£bn)	48.4	20.6	69.0	76.9	20.5	97.4	103.6
- average balance (£bn)	29.7	15.3	45.0	55.0	17.0	72.0	82.0
- weighted average interest rate	0.2%	0.2%	0.2%	0.3%	0.7%	0.4%	0.5%

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

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.
	Group
2014	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	23	63	150	113	163	430
Contractual obligations to purchase goods or services	13	12	7	6	1	—
	36	75	157	119	164	430

2013
Operating leases	23	67	160	133	175	425
Contractual obligations to purchase goods or services	3	14	4	6	—	—
	26	81	164	139	175	425

2012
Operating leases	25	73	173	143	210	449
Contractual obligations to purchase goods or services	3	11	6	—	—	—
	28	84	179	143	210	449

	Bank
2014	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	18	50	118	90	140	330

2013
Operating leases	18	52	123	104	144	321

2012
Operating leases	20	57	135	111	169	341

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

The assets which formed part of Non-Core in NatWest assets were grouped into three asset classes, namely, Commercial real estate, Corporate, and Small and Medium Sized Enterprises (SME). The components of these asset classes were as follows:

Third party assets (excluding derivatives)	2013	2012
	£bn	£bn
Commercial real estate	3.8	9.2
Corporate
Leveraged finance	—	0.1
Infrastructure and asset finance	0.2	1.7
Corporate assets	0.1	0.4
	0.3	2.2
SME CBD originated	0.2	0.3
Total	4.3	11.7

Non-Core division was dissolved on 31 December 2013. Assets which were managed by Non-Core were returned to the relevant Core divisions, with the remaining assets transferring to RCR from 1 January 2014.

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	March	February	January	December	November	October
	2015	2015	2015	2014	2014	2014
Noon Buying Rate
High	1.5391	1.5499	1.5361	1.5743	1.5991	1.6216
Low	1.4686	1.5027	1.5022	1.5517	1.5638	1.5930

		2014	2013	2012	2011	2010
Noon Buying Rate
Period end rate		1.5578	1.6574	1.6262	1.5537	1.5392
Average rate for the year (1)		1.6461	1.5673	1.5924	1.6105	1.5415

Consolidation rate (2)
Period end rate		1.5615	1.6542	1.6164	1.5475	1.5524
Average rate for the year		1.6475	1.5646	1.5850	1.6039	1.5455

Notes:

(1)     The average of the Noon Buying Rates on the last business day of each month during the year.

(2)     The rates used by NatWest Group for translating US dollars into sterling in the preparation of its financial statements.

(3)     On 24 April 2015, the Noon Buying Rate was £1.00 = US$1.5176.

Additional information

Offer and listing details

Nature of trading market

On 10 April 2000, following the acquisition of the Group by The Royal Bank of Scotland Group plc, the Bank's ordinary shares were delisted from the London Stock Exchange and the ordinary shares represented by American Depository Shares were delisted from the New York Stock Exchange. All of the Bank's ordinary share capital is ultimately held by The Royal Bank of Scotland Group plc.

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

Additional information

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:

		Series C
		ADSs
By month
March 2015	High	26.74
	Low	25.68
February 2015	High	26.78
	Low	26.36
January 2015	High	26.46
	Low	25.80
December 2014	High	26.77
	Low	25.60
November 2014	High	26.62
	Low	26.06
October 2014	High	26.07
	Low	25.64

By quarter
2015: First quarter	High	26.78
	Low	25.68
2014: Fourth quarter	High	26.77
	Low	25.60
2014: Third quarter	High	26.57
	Low	25.46
2014: Second quarter	High	26.94
	Low	25.40
2014: First quarter	High	25.85
	Low	25.12
2013: Fourth quarter	High	25.35
	Low	24.94
2013: Third quarter	High	25.29
	Low	24.50
2013: Second quarter	High	26.14
	Low	24.80
2013: First quarter	High	25.80
	Low	25.06

By year
2014	High	26.94
	Low	25.12
2013	High	26.14
	Low	24.50
2012	High	25.39
	Low	17.68
2011	High	24.61
	Low	16.11
2010	High	24.10
	Low	17.60

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

From 1 January 2014 to 31 December 2014, the Bank received no fees from the depository for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Description of property and equipment

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2014, NatWest had 1,286 retail branches in the UK. Ulster Bank has a footprint of 199 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group's properties include its principal offices in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2014 was £77 million (2013- £43 million; 2012- £82 million).

Additional information

Risk factors

Set out below are certain risk factors which could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from expected results. The Group is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and the RBS Group will also be of relevance to the Group. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group

The Group is reliant on the RBS Group

The Group is part of the RBS Group and receives capital, liquidity and funding support from the RBS Group. The Group also receives certain services from the RBS Group and has access to the infrastructure of the RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of the RBS Group to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to the Group, either as a result of the implementation of the regulatory ring-fencing regime in the UK or otherwise, may result in funding or capital pressures and liquidity stress for the Group and may have a material adverse effect on the operations, financial condition and results of operations of the Group.

The ability of the RBS Group and the Group to achieve their capital targets will depend on the success of the RBS Group's plans to further reduce the size of its business through the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses.

In response to the global economic and financial crisis that began in 2008 and the weak economic environment that followed, the RBS Group engaged in a financial and core business restructuring focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding, lowering exposure to capital-intensive businesses and meeting new capital standard requirements.  In November 2013, following HM Treasury’s assessment of the merits of creating an external “bad bank” to hold certain assets of the RBS Group, the RBS Group committed to take a series of actions to further derisk its business and strengthen its capital position. In order to strengthen its capital position and CET1 ratio, the RBS Group decided to accelerate the divestment of Citizens Financial Group (CFG), the RBS Group’s US banking subsidiary; and to intensify management actions to reduce risk weighted assets (including through an accelerated divestment of certain of the non-core assets transferred to RBS Capital Resolution (“RCR”)).

In the first quarter of 2015, the RBS Group announced its intention to restructure its corporate and institutional banking (“CIB”) business to focus on UK corporate and financial institutions with a targeted presence in selected western European customer segments. The future CIB model will:

•          focus on the RBS Group’s leading positions in UK rates, debt capital markets and foreign exchange;

•          retain two trading hubs in the US and Singapore to support the main London trading operation;

•          exit central and eastern Europe, the Middle East and Africa, and substantially reduce its presence in Asia and in the US; and

•          complete the run-down of US asset-backed products.

Following the decision to refine the CIB business model, the RBS Group has decided to lift its capital targets and move to a CET1 ratio of around 13% during the restructuring period (higher than the targets of 11% by 31 December 2015 and above 12% by the end of 2016 previously announced). Such capital targets are greater than and supplementary to, the capital targets to which the RBS Group and the Group are subject pursuant to the requirements of CRD IV and other national and regulatory requirements in force in the UK and the other countries in which the RBSG Group and the Group operate, including those determined by the PRA.

In addition, the RBS Group is in the process of implementing the new divisional and functional structure put into place in 2014 and, as a result of the restructuring of its CIB business, is now taking further steps to implement a number of strategic initiatives which will result in a further reduction of the RBS Group’s balance sheet as well as the scope of its activities.  Implementation by the RBS Group of these initiatives, in particular the restructuring of the CIB business, will require significant restructuring of the RBS Group, including of the Group, at the same time that it will also be implementing structural changes to comply with regulatory changes including those introduced under the UK Financial Services (Banking Reform) Act 2013 (the “Banking Reform Act 2013”), including its ring-fencing requirements (the “ring-fence”). See also ‘Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group. These changes could have a material adverse effect on the Group’. There can be no assurance that the RBS Group will be able to successfully implement this restructuring programme together with other changes required of the RBS Group and the Group in the time frames contemplated or at all, and, as a result, the RBS Group and/or the Group may not be able to meet their capital targets.

The RBS Group’s ability to dispose of businesses and certain portfolios, including the further disposal of its remaining stake in CFG and potential disposals associated with  the restructuring of its CIB business, and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain challenging. As a result there is no assurance that the RBS Group or the Group will be able to sell or run-down (as applicable) the remaining businesses they are seeking to exit or asset portfolios they are seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. The RBS Group or the Group may be exposed to deteriorations in the businesses or portfolios being sold between the announcement of the disposal and its completion, which period may span many months. In addition, the RBS Group or the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

Additional information

The occurrence of any of the risks described above could negatively affect the RBS Group’s ability to implement its strategic plan and achieve its capital targets and could have a material adverse effect on the Group’s business, reputation, results of operations, financial condition and cash flows. There can also be no assurance that if the RBS Group is able to execute its new strategic plan that the new strategy will ultimately be successful or beneficial to the RBS Group (including the Group).

Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group. These changes could have a material adverse effect on the Group.

The UK Government’s White Paper on Banking Reform published in September 2012 outlined material structural reforms in the UK banking industry. The measures were drawn in large part from the recommendations of the Independent Commission on Banking (“ICB”), which in its final report published in 2012, included the implementation of a ring-fence of retail banking operations.  The implementation of the ring-fencing of retail banking operations was introduced under the Banking Reform Act 2013. The Banking Reform Act 2013 provided primary enabling legislation in the short term with a view to completing the legislative framework for the ring-fence of retail banking operations by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation by 2019.  In June 2014, HM Treasury published two statutory instruments, which were passed by Parliament in July 2014, setting out the detail of the ring-fencing regime, specifying which entities will be “ring-fenced banks” and the activities and services that ring-fenced banks can, and cannot, conduct which came into force on 1 January 2015. The third and final statutory instrument on pension regulation was passed by Parliament on 4 March 2015. In October 2014, the PRA published its first consultation paper (CP19/14) on the PRA's ring-fencing rules, focusing on legal structure, governance and continuity of services and facilities.  The PRA requested that all firms expected to be affected by ring-fencing, including the RBS Group, submit a preliminary plan of their anticipated legal and operating structures to their supervisors by 6 January 2015, which the RBS Group has done. The PRA will carry out further consultations during 2015 with the RBS Group and other affected UK banks and is expected publish its final rules and supervisory statements during 2016.

Although final rules and supervisory statements will not be available until 2016, based on the proposals put forward by the RBS Group to the PRA and the FCA to implement the ring-fence, the Group has identified a number of material risks associated with such implementation in addition to the uncertainty associated with starting to plan implementation before final rules and guidance are in place.

•          The RBS Group intends to establish a ring-fence bank (“RFB”) for its banking services, which, subject to obtaining the relevant legal and regulatory approvals, will primarily include the Group and its subsidiaries, while the non-ring-fence group (“NRFB”) will hold the RBS Group’s remaining CIB activities, the operations of RBSG international and some corporate banking activities that are not permitted activities for the RFB and will be the remaining businesses following completion of the restructuring of the RBS Group’s CIB business.  The establishment of the RFB and the NRFB will require a significant legal and organisational restructuring of the RBS Group and the transfer of large numbers of customers between legal entities.  The scale and complexity of completing this process and the operational and legal challenges that will need to be overcome will pose significant execution risks for the RBS Group and may negatively impact the Group.  Such implementation will be costly and although final implementation is not required until 2019, there is no certainty that the RBS Group will be able to complete the legal restructuring and migration of customers to the RFB or NFRB, as applicable, such that the ring-fence exercise is completed on time or in accordance with future regulatory rules for which there is currently significant uncertainty.

•          As part of the establishment of the RFB, it will be necessary for the RFB to operate independently from the NRFB and an entirely new corporate governance structure will need to be put in place by the RBS Group to ensure the RFB’s independence.  These requirements will have implications for the governance of the Group as it will be required to have an independent board and committee structure. In addition, the senior manager’s regime (described below) will extend to the RFB and remuneration policies will be required to be designed at Group level.

•          The RBS Group will need to revise its operations infrastructure so as to establish an appropriate level of segregation of the infrastructure of the RFB in areas such as information technology (“IT”) infrastructure, human resources and the management of treasury operations, including capital and liquidity.  There will be significant complexity involved in separating the Group’s IT and operational systems within the ring-fence from the NRFB and such restructuring may be accompanied by increased costs and execution risks.   Existing intra-group arrangements will need to be reviewed and revised in accordance with the ring-fence regime. In addition, the Group will only be able to receive services and facilities from another entity of the RBS Group to the extent such entity is a dedicated intragroup service entity or from an entity within the RFB. As this structure has never been tested, the Group cannot provide any assurances regarding its ability to successfully implement such a structure.  Although the intention is to establish corporate governance and operations in accordance with applicable rules (although not yet finalised) that are as cost efficient as possible, the effects of operating the Group, the RFB and the NRFB in this manner could have a material adverse effect on the Group’s business, financial condition and results of operations.

Additional information

•          The RBS Group will also need to evaluate, among other things, the tax exposure of each of the RFB and NRFB, as well as the impact of the ring-fence on intra-group funding and the credit ratings and external funding arrangements of each of these entities. The rules also provide that the RFB will be subject to a new systemic risk buffer which will apply from 1 January 2019 and the size of the buffer, which is expected to be up to 3% of the risk-weighted assets of the RFB and met with CET1 capital, will depend on the size of the RFB. As a result, the cost of funding and capital requirements imposed on the Group may increase.

•          In order to comply with the ring-fence requirements, from 2026 it will not be possible for the RFB and the NRFB to participate in the same pension plan.  As a result, it will be necessary for either the RFB or NRFB to leave the pension plan which will trigger certain legal and regulatory obligations. The impact on the Group of these requirements, and the separation of the existing pension plans between the RFB and NRFB, are expected to be material due to the current structure of the RBS Group’s pension pans and to result in costs for the Group as well as possibly increased annual cash contributions required to be made into the Group’s pension plans to meet pension deficits.  See ‘The RBS Group and the Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and to satisfy ring-fencing requirements’.

•          As a result of the ring-fence, subject to certain exceptions, the Group will no longer be able to undertake certain activities, including investment and wholesale banking and activities such as dealing in investments and dealing in commodities will be prohibited. In addition, the Group will no longer be allowed to have exposure to certain financial institutions or to have branches or subsidiaries outside the EEA. Such changes will limit the scope of the Group’s activities and may have a material adverse effect on the Group’s business, financial condition and results of operations.

Implementation of the ring-fence proposals in the UK will result in major changes to the RBS Group’s corporate structure, to the delivery of its business activities conducted in the UK and other jurisdictions where the RBS Group will operate, as well as changes to the RBS Group’s business model. The steps required to implement the ring-fence of its retail and certain other core banking activities in the UK, including those of the Group which will form the core of the RFB, from other activities of the RBS Group as well as restructuring other operations within the RBS Group in order to comply with the new rules and regulations are extraordinarily complex and will take an extended period of time to put into place.  Implementation will be costly and there can be no assurance that the ring-fence of the RFB and the NRFB will be completed on time to meet the regulatory deadline in 2019.  The Group will be directly affected by such restructuring and as a result, the implementation of the ring-fence could have a material adverse effect on the Group’s reputation, results of operations, financial condition and prospects.

The RBS Group continues to implement certain divestment and restructuring activities announced in 2013 and 2014 as part of its 2013/2014 Strategic Plan but will now enter a further period of major restructuring through the implementation of the regulatory regime relating to the ring-fence of financial institutions by 2019 and the restructuring of the RBS Group’s CIB business.  Although the goals of this long period of restructuring are to emerge as a less complex and safer bank there can be no assurance that the final results will be successful and that the RBS Group or the Group will be viable, competitive, customer focused and profitable.

In the third quarter of 2013 and in 2014, the RBS Group revised its strategic plan by implementing its new divisional and functional structure and embarked on a major investment program to upgrade the RBS Group’s operations and IT infrastructure (the “2013/2014 Strategic Plan”).  The 2013/2014 Strategic Plan built on the core business restructuring implemented by the RBS Group after the financial crisis which initially focused on reducing the size of the RBS Group’s balance sheet, disposing of the higher risk and capital intensive assets in RCR and strengthening the RBS Group’s capital position, including though the full divestment of the RBS Group’s interest in CFG. The 2013/2014 Strategic Plan was intended to reduce the size of the RBS Group’s business, mainly within the Markets division, and further strengthen its capital position in response to continuing regulatory change and simplifying the RBS Group by replacing the previous divisional structure with three customer facing franchises focused on the UK and a smaller group of UK based customers.  The 2013/2014 Strategic Plan,  the restructuring of the RBS Group’s CIB business, the implementation of a ring-fence compliant structure and the IT and operational investment programme (as described below) hereinafter collectively referred to as the “Transformation Plan”.  With the implementation of  the Transformation Plan, and in particular the implementation of the regulatory ring-fence regime coming into force in the UK, the RBS Group is entering a further period of major restructuring, that will require significant resource and management attention over the next four years, with the intent to continue simplifying the RBS Group’s and the Group’s businesses, making the RBS Group and the Group safer by narrowing their business focus and further strengthening their capital position and improving their customer offering.

Additional information

Certain aspects of the implementation of the Transformation Plan carry material risks for the Group. See also ‘Implementation by the RBS Group of the various initiatives and programmes which form part of the RBS Group’s Transformation Plan subjects the Group to increased and material execution risk’. In addition, although the goal is to emerge as a simpler, safer, customer focused and profitable bank, the aggregate business of the RBS Group will be materially smaller and different than the institution that entered the financial crisis as one of the largest and most diverse financial institutions in the world.  On completion of the Transformation Plan in 2019 the RBS Group will be primarily a UK and Western Europe focused bank with a much less diverse group of businesses, products and services and the Group will form the core of the new RFB resulting from the implementation of the ring-fence.  It will service a much smaller group of customers, including large corporate and financial institutions, with its focus and its potential for profitability and growth largely dependent on its success with its retail and SME customers in the UK.  The importance of the Group will therefore increase as the RBS Group focuses on a smaller customer base and geographic concentration.  As a result, in addition to the execution risks associated with completion of the Transformation Plan there can be no assurance that even if the RBS Group executes the Transformation Plan it will prove to be a successful strategy for RBS Group or the Group, or that the RBS Group or the Group, on completion of the Transformation Plan, will be able to retain existing customers or attract new customers and to be viable, competitive, customer focused and profitable. For a further description of the risks associated with the various initiatives comprised in the Transformation Plan, see ‘The ability of the RBS Group and of the Group  to achieve their capital targets will depend on the success of the RBS Group's plans to further reduce the size of its business through  the restructuring of its corporate and institutional banking business and make further divestments of certain of its portfolios and businesses’, ‘Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group. These changes could have a material adverse effect on the Group’, ‘The RBS Group is currently implementing a number of significant investment and rationalisation initiatives as part of the RBS Group’s IT and operational investment programme.  Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business’.  Failure of the Transformation Plan to result in a viable, competitive, customer focused and profitable bank would have a material adverse effect on the RBS Group’s and the Group’s businesses, results of operations and financial conditions.

The RBS Group is currently implementing a number of significant investment and rationalisation initiatives as part of the RBS Group’s IT and operational investment programme.  Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business.

The intent of the 2013/2014 Strategic Plan and of the restructuring of the RBS Group’s CIB business is to further simplify and downsize the RBS Group with an increased focus on service to its customers. Such initiatives are being combined and supplemented with significant investments in technology and more efficient support functions intended to contribute to delivering significant improvements in the RBS Group’s Return on Equity and costs: income ratio in the longer term as well as improve the resilience, accessibility and product offering of the RBS Group and the Group.

The RBS Group started implementing an investment programme of £750 million in 2013, expected to run through 2015, to materially upgrade the RBS Group’s, including the Group’s, IT capability in the UK, to enhance the digital services provided to its bank customers and also improve the reliability and resilience of the IT systems following a number of system failures in the past couple of years. This investment in the Group’s IT capability is intended to address the material increase in customer use of online and mobile technology for banking over the past few years as well as provide the capability to continue to grow such services in the future. Such investments, in particular in online and mobile banking, are particularly important to the Group due to importance of personal lending activities for its business and revenues.  Increasingly many of the products and services offered by the Group are, and will become, technology intensive and the Group’s ability to develop such services has become increasingly important to retaining and growing the Group’s customer business in the UK.  If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it could lose market share, incur losses on some or all of its activities and lose opportunities for growth. In addition to upgrading its current IT infrastructure, the Group is also undertaking a major project to rationalise its legacy IT infrastructure, aiming to lower costs and improve resilience. With the implementation of the ring-fence regulatory regime there will be further need to manage the IT infrastructure  of the RBS Group and the Group to comply with the regulatory requirements of such regime.

As with any project of comparable size and complexity, there can be no assurance that the RBS Group and the Group will be able to implement all of the initiatives forming part of this investment plan, including the IT investment programme on time or at all, and such implementation may experience unexpected cost increases and delays.  Any failure by the Group to realise the benefits of this investment programme, whether on time or at all, could have a material adverse effect on the Group’s business, results of operations and its ability to retain or grow its customer business and remain competitive.

Additional information

Implementation by the RBS Group of the various initiatives and programmes which form part of the RBS Group’s Transformation Plan subjects the RBS Group and the Group to increased and material execution risk.

The level of structural change intended to be implemented within the RBS Group, including in relation to the Group, over the medium term as a result of the Transformation Plan, taken together with the overall scale of change to make the RBS Group a smaller, more focused financial institution, will be disruptive and is likely to increase operational and people risks for the RBS Group and the Group and to impact their revenues and business.  As a result of the material restructuring plans that make up the Transformation Plan, the Group is subject to increased and material execution risk in many areas including:

•          Implementation of the Transformation Plan is expected to result in significant costs, which costs will be incremental to current plans and exclude potential losses on the sale of financial assets and transfer of financial liabilities. Due to material uncertainties and factors outside the Group’s control, the costs of implementation could be materially higher than currently contemplated.  One of the objectives of the Transformation Plan is also to achieve a medium-term reduction in annual underlying costs (i.e., excluding restructuring and conduct-related charges). Due to material uncertainties and factors outside the Group’s control, this level of cost saving may not be achieved within the planned timescale or at any time.

•          The Transformation Plan includes assumptions on levels of customer retention and revenue generation from the new business model.  Due to material uncertainties and factors outside the Group’s control, including normal levels of market fluctuation, this level of revenue may not be achieved in the timescale envisaged or at any time.

•          The Group will be reliant on attracting and retaining qualified employees to manage the implementation of those aspects of the Transformation Plan that specifically relate to the Group and to oversee the implementation of the ring-fence and operate in the new ring-fence environment.  No assurance can be given that it will be able to attract and retain such employees. See also ‘The Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations’.

•          Implementation of the Transformation Plan will be disruptive and will increase operational risk for the Group. See ‘Operational risks are inherent in the Group’s businesses and these risks could increase as the Group implements its Transformation Plan’.

•          The Transformation Plan makes certain assumptions about future regulation including, but not limited to, the rules to be issued by PRA and FCA in connection with the ring-fence regime.  Material differences between the rules ultimately adopted and the assumptions made in the plan proposed to implement the ring-fence could make it impossible to execute the ring-fence as currently envisaged.  The Transformation Plan is also intended to improve the RBS Group’s control environment, including within the Group.  Due to material uncertainties, factors beyond the Group’s control, and the increased operational risk described above, there can be no guarantee that such improvements will be achieved in the timescale envisaged or at any time or that it will not result in further regulatory scrutiny.

If any of the risks outlined above were to occur, singly or in the aggregate, they could have a material adverse effect on the Group’s business, results of operations and financial condition.

RBS Group companies, including the Bank and its subsidiaries, are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the Group’s operations, operating results,  investor confidence and reputation.

The RBS Group’s operations are diverse and complex, and the RBS Group and the Group operate in legal and regulatory environments that expose them to potentially significant litigation, regulatory and governmental investigations and other regulatory risk. As a result, RBS Group companies, including the Bank and its subsidiaries, are, and may in the future be, involved in a number of legal and regulatory proceedings and investigations in the UK, the EU, the US and other jurisdictions. The RBS Group has recently settled a number of legal and regulatory investigations.  For more detail on certain of the Group’s ongoing legal, governmental and regulatory proceedings, see Note 30.

Additional information

The RBS Group is involved in ongoing class action litigation, investigations into foreign exchange trading and rate setting activities, continuing LIBOR related litigation and investigations, securitisation and securities related litigation and civil and criminal investigations, and anti-money laundering, sanctions, mis-selling and compliance related investigations, in addition to a number of other matters. In November 2014, the RBS Group announced that it had reached a settlement with the FCA in the United Kingdom and with the Commodity Futures Trading Commission (CFTC) in the US in relation to investigations into failings in The Royal Bank of Scotland plc’s (“RBS plc”) foreign exchange business within its Corporate and Institutional Banking division. The RBS Group agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. The RBS Group continues to cooperate with these and other governmental and regulatory authorities and remains in discussion with these authorities on these issues including settlement discussions regarding the criminal investigation being conducted by the anti-trust and criminal division of the US Department of Justice and certain other financial regulatory authorities. Settlements in relation to these ongoing investigations may result in additional financial, non-monetary penalties, and collateral consequences, which may be material, and may give rise to additional legal claims being asserted against RBS Group companies, including the Bank and its subsidiaries. The RBS Group entered into a deferred prosecution agreement in 2013 in connection with the settlement of the charges relating to the LIBOR investigation (the “LIBOR DPA”). Findings of misconduct by the US Department of Justice relating to the RBS Group, its subsidiaries or employees, may result in a breach of the terms of the LIBOR DPA which may lead to an extension of its terms or further prosecution.

Legal, governmental and regulatory proceedings and investigations are subject to many uncertainties, and their outcomes, including the timing and amount of fines or settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.  It is expected that the RBS Group and the Group will continue to have a material exposure to legacy litigation and governmental and regulatory proceedings and investigations in the medium term. Adverse regulatory, governmental or law enforcement proceedings or adverse judgements in litigation against any RBS Group companies, including the Bank and its subsidiaries, could result in restrictions or limitations on the Group’s operations or have a significant effect on the Group’s reputation, results of operations and capital position.

The Group may be required to make new or increase existing provisions in relation to legal proceedings, investigations and governmental and regulatory matters. In Q3 2014, the RBS Group booked a provision of £400 million relating to penalties incurred in connection with the investigations and reviews relating to foreign exchange trading settled with the FCA and the CFTC and during Q4 2014 an additional provision of £320 million was taken in respect of foreign exchange trading-related investigations. The RBS Group also booked during 2014 additional provisions of £650 million for Payment Protection Insurance (resulting in total provisions made for this matter of £3.7 billion, of which £2.9 billion had been utilised at 31 December 2014). The provision for interest rate hedging products redress and administration costs was also increased by £185 million in 2014, with total provisions relating to this matter totalling £1.4 billion, of which £1.0 billion had been utilised at 31 December 2014. Significant increases in provisions relating to ongoing investigations may have an adverse effect on the Group’s reputation as well as its financial condition and results of operations.

The RBS Group and the Group, like many other financial institutions, have come under greater regulatory scrutiny in recent years and expect heightened levels of regulatory supervision to continue for the foreseeable future, particularly as it relates to compliance with historical, new and existing corporate governance, employee compensation, conduct of business, consumer protection regimes, anti-money laundering and antiterrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Past, current or future failures to comply with any one or more of these laws or regulations by RBS Group companies, including the Bank and its subsidiaries, could have a material adverse effect on the Group’s reputation, financial condition and results of operations.

The Group is subject to political risks.

Ahead of the upcoming UK election in May 2015, there is uncertainty around how the policies of the elected government may impact the Group and RBS Group, including a possible referendum on the UK's membership of the EU. The implementation of these policies, including the outcome of the EU referendum, could significantly impact the environment in which the Group and RBS Group operate and the fiscal, monetary, legal and regulatory requirements to which they are subject, and in turn could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

Implementation of the Group’s strategy and its future success depends on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which include directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the Group). Following the implementation in the UK of provisions of CRD IV relating to compensation in the financial sector, the Group is restricted from paying variable remuneration to individuals for a particular year in an amount higher than the level of his or her fixed remuneration which may place the Group at a competitive disadvantage.

Additional information

The Group’s directors as well as members of its executive committee and certain other senior managers and employees will also be subject to the new responsibility regime introduced under the Banking Reform Act 2013 which will impose greater responsibility on such individuals. The new rules introduce  (i) a senior managers’ regime which will require senior managers, including certain non-executive directors,  to be pre-approved either by the PRA or FCA (ii) a “presumption of responsibility” for such approved senior managers, whereby where contraventions of a relevant regulatory requirement occur, the accountable senior manager will be presumed guilty of misconduct unless he or she shows to the satisfaction of the relevant regulator that he or she took all reasonable steps to prevent the contravention occurring (or continuing), (iii) a certification regime which will require the Group to assess the fitness and propriety of certain of its employees (other than senior managers), who are considered to pose a risk of significant harm to the Group or its customers and (iv) a conduct rules regime (which as currently proposed would apply regulatory prescribed conduct rules to most employees of the Group with a UK nexus). The rules implementing the new regime are still under consultation by the PRA and the FCA and there remains uncertainty as to the final scope of the new rules and any transitional arrangements. The new regime is expected to come into force in March 2016. The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the reverse burden of proof as well as the allocation of responsibilities introduced by the new rules.

In addition to the effects of such measures on the Group’s ability to retain non-executive directors, senior management and other key employees, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel.

The RBS Group’s changing strategy, particularly as a result of the RBS Group’s 2013/2014 Strategic Plan, led to the departure of many experienced and capable employees. The continuing restructuring of the RBS Group and of the Group, in particular as a result of the restructuring of the RBS Group’s CIB business and the implementation of the ring-fence regulatory regime, is expected to lead to the departure of additional experienced and capable employees. The lack of continuity of senior management and the loss of important personnel could have an adverse impact on the conduct of the Group’s activities and the implementation of its regulatory commitments. The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the implementation of the ring-fence and the restructuring of the RBS Group’s CIB business could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, certain of the Group’s employees in the UK and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions.  Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

Operational risks are inherent in the Group’s businesses and these risks could increase as a result of the implementation of certain components of the RBS Group’s Transformation Plan.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Group has complex and diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisations, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group’s suppliers or counterparties. Operational risks will be heightened as a result of the RBS Group’s implementation of its Transformation Plan, in particular in relation to the restructuring of the RBS Group’s CIB business, the implementation of the ring-fence and the IT and operational investment programme, as described in more detail under ‘Implementation by the RBS Group of the various initiatives and programmes which form part of the RBS Group’s Transformation Plan subjects the Group to increased and material execution risk’.  Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to plans to mitigate operational risk associated with the Group’s activities as well as the implementation of the RBS Group’s Transformation Plan, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks, including the material operational risks that will arise in implementing the Transformation Plan, could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group operates in highly competitive markets that are subject to intense scrutiny by the competition authorities.  Its business and results of operations may be adversely affected by increasing competitive pressures and competition rulings and other government measures.

The competitive landscape for banks and other financial institutions in the UK, the US and throughout the rest of Europe is changing rapidly. Recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas, such as in retail banking in the UK. The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies in recent years, including market reviews conducted by the Competition & Markets Authority (CMA) and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts (PCAs), the ICB, whose final report was published in 2012 and the Parliamentary Commission on Banking Standards whose report was published in 2013. These reviews raised significant concerns about the effectiveness of competition in the banking sector.

Additional information

In 2014, the CMA published two market studies about SME banking and PCAs. On the basis of its findings and following consultation, the CMA made a market investigation reference (MIR) in relation to both SME banking and PCAs. A MIR can be made only if the CMA has reasonable grounds for suspecting that any feature, or combination of features, of a market in the UK for goods or services prevents, restricts or distorts competition. Such investigations typically last between 15-24 months and the CMA currently expects to publish provisional findings in September 2015. While it is too early to assess the potential impact on the Group of these reviews and investigations, the competitive landscape in which the Group operates may be significantly affected as a result.

The wholesale banking sector has also been the subject of recent scrutiny. In 2014, the FCA launched a review of competition in the wholesale sector (primarily relating to competition in wholesale securities and investment markets and related activities such as corporate banking) to identify areas which might merit in-depth market study and in February 2015 announced that it would be launching a market study to investigate competition in investment and corporate banking services. The FCA also proposes to consider if a market study into asset management services will be required later in 2015.

The competitive landscape in the UK is also likely to be affected by the UK Government’s implementation of the ring fence regime and other customer protection measures introduced by the Banking Reform Act 2013.  Although final ring-fence rules will not be available until 2016, firms (including the RBS Group) have submitted plans for their legal and operational structures to implement the new ring-fence regime to the PRA. The implementation of such plans may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position. This consolidation, in combination with the introduction of new entrants into the markets in which the Group operates which is being actively encouraged by the UK Government and the impact of a number of existing and proposed initiatives to facilitate customer’s ability to change banks, is likely to increase competitive pressures on the Group.

In addition, certain competitors may have more efficient operations, including better IT systems allowing them to implement innovative technologies for delivering services to their customers, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group. Furthermore, the Group’s competitors may be better able to attract and retain clients and key employees, which may negatively impact the Group’s relative performance and future prospects. In addition, recent and future restructurings by the RBS Group as a result of the implementation of the ring-fence which will impact the Group as well as constraints imposed on the Group’s compensation structure and its ability to compensate its employees at the same level as its competitors may also have an impact on its ability to compete effectively.

These and other changes to competition could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The Group’s businesses and results can be negatively affected by the performance of the UK economy as well as actual or perceived global economic and financial market conditions and other global risks.

The Group is materially exposed to the UK economy.  Although the prospects for the UK remain the strongest among the G-7 and Ireland’s economy continues to improve, actual or perceived difficult global economic conditions, failure to meet economic growth projections, particularly in the UK, the worsening of the scope and severity of the weak economic conditions currently experienced by a number of EU member states and elsewhere, potential volatility in the UK housing market and restrictions on mortgage lending as well as increased competition, particularly in the UK, would create challenging economic and market conditions and a difficult operating environment for the Group’s businesses.

The UK economy and the Group’s businesses and customers are also, and will be, affected by global economic conditions, perceptions of those conditions and future economic prospects. The outlook for the global economy over the near to medium-term is increasingly uncertain due to a number of factors including geopolitical risks, concerns around global growth and deflation.  Risks to growth and stability stem mainly from continued imbalances in many countries in Europe and elsewhere, slowing growth in emerging markets and China and the potential consequences of continued sanctions and depressed oil prices on the Russian economy. Further instability may result from uncertainty as to how economies and counterparties will be affected, directly or indirectly, by lower oil prices and other commodity prices as well as to the impact of monetary policy measures adopted by the ECB, the US Federal Reserve and the Swiss Central Bank.  There remains considerable uncertainty about when the Bank of England and the Federal Reserve will begin to raise policy interest rates. The Group’s businesses and performance are also affected by financial market conditions.  Although capital and credit markets around the world have been relatively stable since 2012, financial markets, in particular equity markets, experienced higher volatility in the last quarter of 2014 which has continued into 2015. This volatility is attributable to many of the factors noted above.

In addition, the Group is exposed to risks arising out of geopolitical events, such as trade barriers, exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

Additional information

The challenging operating environment for the Group’s businesses, created by uncertain economic and market conditions is characterised by:

•          reduced activity levels, additional write-downs and impairment charges and lower profitability,  which either alone or  in combination with regulatory changes or the activities of other market participants  may restrict the ability of the Group to access capital, funding and liquidity;

•          prolonged periods of low interest rates resulting from ongoing central bank measures to foster economic growth which constrain, through margin compression and low returns on assets, the interest income earned by the Group; and

•          the risk of increased volatility in yields and asset valuations as central banks start or accelerate looser monetary policies or tighten or unwind historically unprecedented loose monetary policy or extraordinary measures. The resulting environment of uncertainty for the market and consumers could lead to challenging trading and market conditions.

Developments relating to current economic conditions in the UK and elsewhere and the risk of a return to a volatile financial environment, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The Group is exposed to any weakening of the European economy and the renewed threat of default by certain countries in the Eurozone.

With few exceptions, countries in Europe have not yet recovered from the effects of the financial crisis. Consensus forecasts of growth in 2015 and 2016 for some of the largest European economies such as France and Italy are low.  In addition, the possibility of a European sovereign default has risen due to the recent election in Greece and the outcome and impact of ongoing negotiations by the new Greek government with respect to its outstanding debt is uncertain. The risk that the effect of any sovereign default spreads by contagion to other EU economies and the UK economy remains. The euro could be abandoned as a currency by one or more countries, or in an extreme scenario, the abandonment of the euro could result in the dissolution of the European Economic and Monetary Union (EEMU). While the European Central Bank announced in January 2015 a €1.1 trillion quantitative easing programme designed to improve confidence in Eurozone equities and encourage more private bank lending, there remains considerable uncertainty as to whether such measures will be successful.

The effects on the UK, European and global economies of any potential dissolution of the EEMU or exit of one or more EU member states from the EEMU and the resulting redenomination of financial instruments from the euro to a different currency, are impossible to predict fully. However, if any such events were to occur they would likely:

•          result in significant market dislocation;

•          heighten counterparty risk;

•          result in downgrades of credit ratings for European borrowers, giving rise to increases in credit spreads and decreases in security values;

•          disrupt and adversely affect the economic activity of the UK and other European markets; and

•          adversely affect the management of market risk and in particular asset and liability management due, in part, to redenomination of financial assets and liabilities and the potential for mismatches.

The occurrence of any of these events would have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The RBS Group, including the Group, is subject to a variety of risks as a result of implementing the State Aid restructuring plan.

The RBS Group obtained State Aid approval for the aid given to it by the UK Government as part of the placing and open offer undertaken by the RBS Group in December 2008. RBSG announced on 9 April 2014 that it had entered into an agreement (“DAS Retirement Agreement”) with HM Treasury for the future retirement of the Dividend Access Share (“DAS”). The EC concluded that these new arrangements did not constitute new State aid and approved changes to RBSG’s restructuring plan in its State Aid Amendment Decision of 9 April 2014. RBSG also entered into a Revised State Aid Commitment Deed with HMT under which it undertook to do all acts and things necessary to ensure that HMT is able to comply with the revised State Aid commitments made by HMT to the EC, which mainly relate to the deadline for the RBS Group’s divestment of the Williams & Glyn business and the divestment of the rest of the RBS Group’s interest in CFG.

Additional information

Implementation of the State Aid restructuring plan exposes the RBS Group and the Group to a number of risks.  The most significant risks relate to required asset disposals, a number of which are now completed.  The RBS Group completed an initial public offering of CFG’s common stock in September 2014 and further divested 28.4 per cent. of its interest in a public offering in March 2015. The divestment of Williams & Glyn, which includes certain of the Group’s assets, continues to progress following the announcement of a pre-IPO investment by a consortium of investors in September 2013. The RBS Group is required, pursuant to the terms of the State Aid Amendment Decision, to dispose of its remaining interest in CFG by the end of 2016 (with a possible 12 month extension) and must divest its interest in Williams & Glyn by the end of 2016 if effected by way of an initial public offering with the disposal of the remainder of its interest by the end of 2017. Under the terms of the State Aid Amendment Decision, a divestiture trustee may be empowered to conduct these disposals, with the mandate to complete the disposal at no minimum price, if the RBS Group fails to complete such required disposals within agreed or renegotiated time frames, which may result in the RBS Group and the Group achieving less than the full value of their investment due to then prevailing market conditions.  Furthermore, if the RBS Group is unable to comply with the terms of the State Aid Amendment Decision, including the required divestments, it might constitute a misuse of aid which could have a material adverse impact on the RBS Group and the Group.

The occurrence of any of the risks described above could have a material adverse effect on the Group’s business, results of operations, financial condition, capital position and competitive position.

HM Treasury (or UK Financial Investments Limited (UKFI) on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any proposed offer or sale of its interests may affect the price of its securities.

The UK Government, through HM Treasury, currently holds 62.3% of the issued ordinary share capital of RBSG and, indirectly, the Group’s share capital. On 22 December 2009, RBSG issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75% of the total issued shares in RBSG. Any breach of this agreement could result in the delisting of RBSG from the Official List of the UK Listing Authority and potentially other exchanges where its securities are currently listed and traded.

In addition, UKFI manages HM Treasury’s shareholder relationship with RBSG and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group companies (including the Bank) will continue to have their own independent board of directors and management team determining their own strategies, should HM Treasury’s intentions change, its position as a majority shareholder of RBSG (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management of any RBS Group company, including the Bank, remuneration policy, or limiting RBSG’s operations which could also impact the Group.  Although, the RBSG Board has a duty to promote the success of the RBS Group for the benefit of its members as a whole, including the Group, the manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder of RBSG could give rise to conflict between the interests of HM Treasury and the interests of other shareholders.

The Group’s business performance could be adversely affected if its or the RBS Group’s capital requirements are not managed effectively or as a result of changes to capital adequacy requirements.

Effective management of the capital of the RBS Group and of the Group is critical to their ability to operate their businesses, and to pursue the RBS Group’s strategy of returning to standalone strength. The RBS Group and the Group are required by regulators in the UK, the EU, the US and other jurisdictions in which they undertake regulated activities to maintain adequate capital resources. Adequate capital also gives the Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in its core UK  markets.  From 2016, in accordance with the provisions of the Capital Requirements Regulation (“CRR”),  a minimum level of capital adequacy will be required to meet new regulatory capital requirements allowing the RBS Group or the Group to make certain discretionary payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments, only to the extent that the RBS Group or the Group hold capital in excess of such minimum levels of capital requirements.

The Basel Committee on Banking Supervision’s package of reforms to the regulatory capital framework (“Basel III”) raised the quantity and quality of capital required to be held by a financial institution with an emphasis on Common Equity Tier 1 (CET1) capital and introduces an additional requirement for both a capital conservation buffer and a countercyclical buffer to be met with CET1 capital. Global systemically important banks (GSIBs) will be subject to an additional CET1 capital requirement, depending on a bank’s systemic importance. The RBS Group has been identified by the Financial Stability Board (FSB) as a GSIB. The FSB list of GSIBs is updated annually, based on new data and changes to methodology. The November 2014 update placed the RBS Group in the second from bottom category of GSIBs, subjecting it to more intensive oversight and supervision and requiring the Group to have additional loss absorption capacity of 1.5% in CET1, to be phased in from the beginning of 2016.

Additional information

In addition, regulatory proposals relating to domestically systemically important banks (DSIBs) continue to be progressed and could impact the level of CET1 that is required to be held by the RBS Group and the Group. The EBA published in December 2014 a quantitative methodology as to how European regulators could quantify which firms would qualify as DSIBs. In addition the Financial Policy Committee (“FPC”) of the Bank of England intends to consult with firms in the UK on the UK framework.

Basel III has been implemented in the EU with a new Directive and Regulation (collectively known as “CRD IV”) which became effective from 1 January 2014, subject to a number of transitional provisions and clarifications. A number of the requirements introduced under CRD IV have been and continue to be further supplemented through the Regulatory and Implementing Technical Standards (“RTSs”/”ITSs”) produced by the European Banking Authority (EBA) and to be adopted by the European Commission which are not yet all finalised. The EU rules deviate from the Basel III rules in certain aspects, and provide national flexibility to apply more stringent prudential requirements than set out in the Basel framework.

Under CRD IV, the RBS Group is required, on a consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets of which at least 4.5% must be CET1 capital and at least 6% must be tier 1 capital (together, the “Pillar 1 requirements”). In addition, national supervisory authorities may add extra capital requirements to cover risks they believe are not covered or insufficiently covered by the Pillar 1 requirements (the “Pillar 2A guidance”).   The PRA requires that Pillar 2A risks should be met with at least 56% CET1 capital, no more than 44% additional tier 1 capital and at most 25% tier 2 capital.  CRD IV also introduces five new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements and are to be met with CET1 capital: (i) the capital conservation buffer, (ii) the institution-specific counter-cyclical buffer, (iii) the global systemically important institutions buffer, (iv) the other systemically important institutions buffer and (v) the systemic risk buffer. Some or all of these buffers may be applicable to the Group as determined by the PRA. In particular, the systemic risk buffer will apply to RFB entities from 1 January 2019 and the FPC will be responsible for setting out the framework determining which firms should be subject to this systemic buffer and how high this buffer should be by May 2016. The combination of the capital conservation buffer, the institution-specific counter-cyclical capital buffer and the higher of (depending on the institution), the systemic risk buffer, the global systemically important institutions buffer and the other systemically important institution buffer, in each case (as applicable to the institution) is referred to as the “combined buffer requirement”.  The PRA has also introduced a firm specific Pillar 2B buffer (“Pillar 2B buffer”) which is based on various factors including firm-specific stress test results and is to be met with CET1.  The PRA will assess the Pillar 2B buffer annually and UK Banks are required to meet the higher of the combined buffer requirement or Pillar 2B requirement. The PRA published a consultation in January 2015 suggesting certain changes to its Pillar 2A framework which will introduce new methodologies for determining Pillar 2A capital as well as the PRA’s approach to operating the Pillar 2A buffer.

In addition, under the provisions of the CRR, which took effect from 1 January 2014, deferred tax assets that rely on future profitability (for example, deferred tax assets related to trade losses) and do not arise from temporary differences must be deducted in full from CET1 capital. Other deferred tax assets which rely on future profitability and arise from temporary differences are subject to a threshold test and only the amount in excess of the threshold is deducted from CET1 capital. The regulatory treatment of such deferred tax assets is dependent on there being no adverse changes to regulatory requirements.

Under Article 141 (Restrictions on distribution) of the CRD IV Directive, member states of the EU must require that institutions that fail to meet the “combined buffer requirement” will be subject to restricted “discretionary payments” (which are defined broadly by CRD IV as payments relating to CET1 (dividends), variable remuneration and payments on additional tier 1 instruments). The restrictions will be scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment”. Such calculation will result in a “maximum distributable amount” (or “MDA”) in each relevant period. As an example, the scaling is such that in the bottom quartile of the “combined buffer requirement”, no “discretionary distributions” will be permitted to be paid. In the event of a breach of the combined buffer requirement, the RBS Group will be required to calculate its maximum distributable amount, and as a consequence it may be necessary for the RBS Group and/or the Group to limit or reduce discretionary payments.

In October 2014 the FPC published its recommendation on the overall leverage ratio framework for the UK banking system.  The FPC recommended a minimum leverage ratio requirement of 3% (to be met 75% by CET1 and a maximum of 25% by additional tier 1 capital), a supplementary leverage buffer applied to G-SIBs equal to 35% of the corresponding risk weighted systemic risk buffer (to be met by CET1) and a countercyclical buffer equal to 35% of the risk weighted countercyclical capital buffer (also to be met by CET1).  Transition timings have been aligned to those laid out in Basel III and the exposure measure will follow that laid out by the Basel Committee for Banking Supervision.  The FPC explicitly ruled out a breach of the leverage ratio resulting in an automatic constraint to capital distributions via the “maximum distributable amount”, preferring to leave this linked to risk weighted assets for the purposes of simplicity.  However, if a breach of the leverage buffers (both G-SIB and countercyclical) were to occur then a recovery plan would need to be discussed with the PRA.  The current RBS Group leverage ratio is 4.2% fully met through CET1 leaving it above the minimum requirement while the countercyclical buffer is close to zero.

Additional information

In addition to the capital requirements under CRD IV, the bank resolution and recovery directive (“BRRD”) introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities (“MREL”). The aim is that the minimum amount should be proportionate and adapted for each category of bank on the basis of their risk or the composition of their sources of funding. The UK Government has transposed the BRRD's provisions into law with a requirement that the Bank of England implements further secondary legislation to implement MREL requirements by 2016 which will take into account the regulatory technical standards to be developed by the EBA specifying the assessment criteria that resolution authorities should use to determine the minimum requirement for own funds and eligible liabilities for individual firms. The EBA noted that the technical standards would be compatible with the proposed term sheet published by the FSB on total loss absorbing capacity (“TLAC”) requirements for GSIBs but there remains a degree of uncertainty as to the extent to which MREL and TLAC requirements may differ.   As the implementation of capital and loss absorption requirements under BRRD in the UK is subject to adoption of secondary legislation and subject to PRA supervisory discretion in places, and the implementation and scope of TLAC remains subject to significant uncertainty, the RBS Group is currently unable to predict the impact such rules would have on its overall capital and loss absorption requirements or its ability to comply with applicable capital or loss absorbency requirements or to make certain discretionary distributions.

Building on changes made to requirements in relation to the quality and aggregate quantity of capital that banks must hold, the Basel Committee and other agencies are increasingly focussed on changes that will increase, or re-calibrate, measures of risk weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. There is no current global consensus regarding the key objectives of this further evolution of the international capital framework. One extreme position advocated by some regulators would materially deemphasise the role of a risk-based capital ratio.  A more broadly held opinion among regulators seeks to retain the ratio but also reform it, in particular by addressing perceived excessive complexity and variability between banks and banking systems. In particular, the Basel Committee on Banking Supervision published a consultation paper in December 2014, in which it recommended reduced reliance on external credit ratings when assessing risk weighted assets and to replace such ratings with certain risk drivers based on the particular type of exposure of each asset. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that will impact RWAs at their conclusion.  While the quantum of impacts is uncertain owing to lack of clarity of definition of the changes and the timing of their introduction, the likelihood of an impact resulting from each initiative is high and such impacts could result in higher levels of risk weighted assets.

The Basel Committee changes and other future changes to capital adequacy and loss absorbency and liquidity requirements in the European Union, the UK, the US and in other jurisdictions in which the RBS Group operates, including the RBS Group’s ability to satisfy the increasingly stringent stress case scenarios imposed by regulators and the adoption of the MREL and TLAC proposals, may require RBSG and/or the Group to issue Tier 1 capital (including CET1), Tier 2 capital and certain loss absorbing debt securities, and may result in existing Tier 1 and Tier 2 securities issued by RBSG and/or the Group ceasing to count towards the RBS Group’s and/or the Group’s regulatory capital. The requirement to increase the RBS Group’s and/or the Group’s levels of CET1 and Tier 2 capital, or loss absorbing debt securities, which could be mandated by the RBS Group’s or the Group’s regulators, could have a number of negative consequences for the RBS Group and the Group as well as their shareholders, including impairing the RBS Group’s and/or the Group’s  ability to pay dividends on, or make other distributions in respect of, ordinary shares and diluting the ownership of existing shareholders. If the RBS Group or the Group are unable to raise the requisite amount of Tier 1 and Tier 2 capital, or loss absorbing debt securities, the RBS Group, including the Group, may be required to reduce further the amount of risk weighted assets or total assets and engage in the disposal of core and other non-core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group or the Group.

On an end-point CRR basis, the Group’s CET1 ratio was 14.3% at December 31, 2014. The RBS Group’s Transformation Plan targets a fully loaded Basel III CET1 ratio of 13% over the restructuring period. RBS Group’s and the Group’s ability to achieve such targets depends on a number of factors, including the implementation of the ring-fence and increase capital requirements which may be imposed on ring-fenced entities, the divestment of certain of its assets and portfolios and the rationalisation and restructuring initiatives comprised in RBS Group’s 2013/2014 Strategic Plan.

Any change that limits the RBS Group’s or the Group’s ability to implement its capital plan, or the Group’s ability to access funding sources or to manage effectively its balance sheet and capital resources (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, regulatory changes, actions by regulators, delays in the disposal of certain key assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) could have a material adverse effect on its business, financial condition and regulatory capital position.

Additional information

The Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the rating of the UK Government.

The credit ratings of the Bank, its principal subsidiaries, as well as those of RBSG, RBS plc and other RBS Group companies directly affect the cost of, access to and sources of their financing and liquidity. A number of UK and other European financial institutions, including RBSG, RBS plc, the Bank and other RBS Group companies, have been downgraded multiple times in recent years in connection with rating methodology changes, a review of systemic support assumptions incorporated into bank ratings and the likelihood, in the case of UK banks, that the UK Government is more likely in the future to make greater use of its resolution tools that allow burden sharing with debt holders. In 2014 credit ratings of RBSG, the Bank and other RBS Group companies were downgraded in connection with the RBS Group’s creation of RCR, coupled with concerns about execution risks, litigation risk and the potential for conduct related fines. Rating agencies have continued to evaluate the rating methodologies applicable to UK and European financial institutions and any change in such rating agencies’ methodologies could materially adversely affect the credit ratings of RBS Group companies, including the Bank.  RBSG’s and the Bank’s long-term and short-term credit ratings were further downgraded in 2015 by Standard & Poor’s Rating Services (“S&P”) to reflect S&P’s view that extraordinary government support would now be unlikely in the case of UK non-operating bank holding companies and is likely to become less predictable for bank operating companies in the UK under the newly enacted legislation implementing the bail-in provisions of the BRRD. On 17 March 2015 Moody’s announced multiple rating reviews following the publication of its new bank rating methodology on 16 March 2015. The new methodology affects banking entities globally and reflects, among other things, Moody’s lowered expectations about the likelihood of government support for European banks in light of the introduction of the BRRD. Moody’s provided a preliminary indication of the outcome of its review which is to be completed later in 2015. Moody’s preliminary indication contemplates that RBSG’s long-term senior unsecured and issuer credit ratings would be downgraded by two notches to Ba1 and that the credit ratings of certain of the RBS Group’s subsidiaries may also be downgraded. If these downgrades occur, the credit ratings of RBSG and of certain of its subsidiaries would, therefore, be considered to be below-investment grade by that credit agency.

Any further reductions in the long-term or short-term credit ratings of RBSG, RBS plc, the Bank or certain of their subsidiaries would increase borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, may limit the Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements.

Any downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of RBS Group companies and may have the effects noted above. In addition to the RBSG credit ratings, credit ratings of Ulster Bank Group are important to the Group when competing in certain markets, such as over-the-counter derivatives. Any further reductions in the long-term or short-term credit ratings of the Bank or those of its subsidiaries or of other RBS Group companies could adversely affect the Group’s access to liquidity and capital markets, limit the range of counterparties willing to enter into transactions with the Group and its subsidiaries, trigger additional collateral or other requirements, adversely affect its competitive position and/or increase its funding costs all of which could have a material adverse impact on the Group’s earnings, cash flow and financial condition.

The Group’s ability to meet its obligations including its funding commitments depends on the Group’s ability to access sources of liquidity and funding.

Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term-funding during prolonged periods in recent years. Although credit markets continued to improve during 2014 and such markets remain accommodating in the early part of 2015 (in part as a result of measures taken by central banks around the world, including the ECB), and the Group’s overall liquidity position remained strong, certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece, Italy and Ireland, remained reliant on central banks as one of their principal sources of liquidity. Although the measures taken by Central Banks have had a positive impact, the risk of volatility returning to the global credit markets remains.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significant spreads. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending and may restrict the Group’s access to traditional sources of funding or increase the costs of accessing such funding. The ability of the RBS Group’s regulator to bail-in senior and subordinated debt issued by RBSG and RBS Group companies, (including the Bank) under the provisions of BRRD implemented in the UK since January 2015 may also increase investors’ perception of risk and hence affect the availability and cost of funding for the RBS Group and/or the Group.

Additional information

Management of liquidity and funding for the RBS Group (which applies to the Group) focuses, among other things, on maintaining a resilient funding strategy for its assets in line with the RBS Group’s wider strategic plan.  Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. Under certain circumstances, the Group may need to seek funds from alternative sources, potentially at higher costs than has previously been the case, and/or with higher collateral or may be required to consider disposals of other assets not previously identified for disposal to reduce its funding commitments. The RBS Group and the Group have, at times, been required to rely on shorter-term and overnight funding with a consequent reduction in overall liquidity, and to increase recourse to liquidity schemes provided by central banks. Such schemes require assets to be pledged as collateral.  Changes in asset values or eligibility criteria can reduce available assets and consequently available liquidity, particularly during periods of stress when access to the schemes may be needed most.

The Group relies on customer deposits to meet a considerable portion of its funding and it has targeted maintaining a loan to deposit ratio of around 100%. The level of wholesale and retail deposits may fluctuate due to factors outside the Group’s control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow, or any material decrease in, the Group’s deposits could, particularly if accompanied by one of the other factors described above, have a material adverse impact on the Group’s ability to satisfy its liquidity needs.

The occurrence of any of the risks described above could have a material adverse impact on the Group’s financial condition and results of operations.

The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has increased compliance risks and has had and is likely to continue to have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

The Group is subject to extensive financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have changed recently and are subject to further material changes.  Among others, the adoption of rules relating to ring-fencing, prohibitions on proprietary trading, the entry into force of CRD IV and the BRRD and certain other measures in the UK and the EU has considerably affected the regulatory landscape in which the Group operates and will operate in the future. Increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group’s participation in government or regulator-led initiatives), have resulted in the Group facing greater regulation and scrutiny.

Although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the other jursidictions in which the Group operates has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models. See also ‘Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group. These changes could have a material adverse effect on the Group’. Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group’s ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required. Any of these developments (including failures to comply with new rules and regulations) could have an impact on how the Group conducts its business, its authorisations and licences, the products and services it offers, its reputation, the value of its assets, and could have a material adverse effect on its business, funding costs and its results of operations and financial condition.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the RBS Group and/or Group include those set out above as well as the following:

•          requirements to separate retail banking from investment banking (ring-fencing);

•          restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;

•          the implementation of additional or conflicting capital, loss absorption or liquidity requirements, including those mandated under MREL or by the Financial Stability Board’s recommendations on TLAC;

•          the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•          the design and implementation of national or supra-national mandated recovery, resolution or insolvency regimes;

•          additional rules and requirements adopted at the European level relating to the separation of certain trading activities from retail banking operations;

•          further investigations, proceedings or fines either against the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

•          government imposed requirements with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending and well as the imposition of related fines and sanctions;

•          additional rules and regulatory initiatives and review relating to customer protection, including the FCA’s Treating Customers Fairly regime;

•          requirements to operate in a way that prioritises objectives other than shareholder value creation;

Additional information

•          the imposition of restrictions on the Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

•          regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;

•          rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•          other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, or pricing;

•          changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;

•          reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;

•          the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations (such as the imposition of a financial transaction tax or changes in tax rates or to the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax); and

•          the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US).

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the Group to comply with such laws, rules and regulations, may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

The RBS Group, including the Group, is subject to resolution procedures under resolution and recovery schemes which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the write off, write-down or conversion of the Group’s securities.

In the EU, the UK and the US regulators have or are in the process of implementing resolution regimes to ensure the timely and orderly resolution of financial institutions and limit the systemic risks resulting from the failure of global and complex financial groups.  In the EU and the UK, the BRRD which came into force on 1 January 2015, sets out a harmonised legal framework governing the tools and powers available to national authorities to address the failure of banks and certain other financial institutions. These tools and powers include preparatory and preventive measures, early supervisory intervention powers and resolution tools. In July 2014, the PRA published a paper on the implementation of the BRRD in the UK and in December 2014 HM Treasury published final versions of the statutory instruments transposing the BRRD which came into effect in January 2015.  The PRA published its final rules and requirements implementing the BRRD in January 2015.

The EBA also published final draft regulatory technical standards in December 2014 on the content of resolution plans and final guidelines on measures to reduce or remove impediments to resolvability. The implementation of the BRRD in the UK may also continue to evolve over time to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for GSIBs, in particular with respect to TLAC requirements.

As a result of its status as a GSIB and in accordance with the PRA’s resolution and recovery schemes then in place in the UK, the RBS Group was required to meet certain resolution planning requirements by the end of 2012 and 2013. Similar to other major financial institutions, both the Group and its key subsidiaries remain engaged in a constructive dialogue on resolution and recovery planning with key national regulators and other authorities.

In addition to the preventive measures set out above, the UK resolution authority now has available a wide range of powers to deal with failing financial institutions. As a result of the implementation of BRRD in the UK in January 2015, the provisions of the Banking Act 2009 have been substantially amended to enable the relevant authorities to deal with and stabilise certain deposit-taking UK incorporated institutions that are failing, or are likely to fail. In addition to the existing stabilisation options available under the Banking Act 2009 being (i) the transfer of all or part of the business of the relevant entity and/or the securities of the relevant entity to a private sector purchaser, (ii) the transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly owned by the Bank of England and (iii) temporary public ownership (nationalisation) of the relevant entity, the resolution entity will now be able to rely on an asset separation tool which will enable the Bank of England to use property transfer powers to transfer assets, rights and liabilities of a failing bank to an asset management vehicle.  In addition, the new rules have transposed the BRRD requirement that the government stabilisation options may only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution.

Among the changes introduced by the Banking Reform Act 2013, the Banking Act 2009 was amended to insert a bail-in option as part of the powers available to the UK resolution authority.  The bail-in option was introduced as an additional power available to the Bank of England to enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The BRRD also includes a “bail-in” tool, which gives the relevant supervisory authorities the power to write down or write off claims (including debt securities issued by the RBS Group and its subsidiaries (including the Bank) of certain unsecured creditors of a failing institution and/or to convert certain debt claims to equity or to other securities of the failing institution or to alter the terms of an existing liability.

Additional information

The UK Government amended the provisions of the Banking Act 2009, as amended by the Banking Reform Act 2013, to ensure the consistency of these provisions with the bail-in provisions under the BRRD which came into effect on 1 January 2015, subject to certain transition provisions effective for debt instruments as of 19 February 2015 and with the exception of provisions relating to MREL and Article 55 of the BRRD which relate to liabilities within the scope of the bail-in powers but governed by the law of a third country. Such bail-in mechanism, pursuant to which losses would be imposed on shareholders and, as appropriate, creditors (including senior creditors) of the RBS Group and/or the Group (through write-down or conversion into equity of liabilities including debt securities) would be used to recapitalise and restore the RBS Group and/or the Group, as applicable, to solvency. The bail-in regime adopted under the BRRD (and implemented in the UK)  also provides that shareholders and creditors should not be left worse off as a result of the exercise of the stabilisation powers than they would have been had the bank not been resolved, but instead placed into insolvency.   The exercise of the bail-in option will be determined by the resolution authority which will have discretion to determine whether the RBS Group or the Group, as applicable, has reached a point of non-viability. Because of this inherent uncertainty, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

The methods for implementation of any resolution and recovery scheme remain the subject of debate, particularly with respect to banking group companies and for GSIBs with complex cross border activities. Such debate includes whether the bail-in tool may be exercised through a single point of entry at the holding company or at various levels of the corporate structure of a GSIB.

The potential impact of these resolution and recovery powers may include the total loss of value of securities issued by the RBS Group, including the Bank, and, in addition for debt holders, the possible conversion into equity securities, and under certain circumstances the inability of the RBS Group, including the Bank, to perform its obligations under its securities. The possible application of bail-in to the RBS Group’s or certain of its subsidiaries’ debt securities (including the Bank’s) and additional Tier 1 and Tier 2 capital securities may also make it more difficult to issue such securities in the capital markets and the cost of raising such funds may be higher than has historically been the case.

The Group’s operations are highly dependent on its IT systems and is increasingly exposed to cyber security threats.

The Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the Group’s operations.  In June 2012, computer system failures prevented the Bank, RBS and Ulster Bank customers from accessing accounts in both the UK and Ireland. Ongoing issues relating to the failure continued for several months, requiring the Group to set aside a provision for compensation to customers who suffered losses as a result of the system failure.

In addition, in November 2014, the RBS Group reached a settlement with the FCA and the PRA in relation to this incident and agreed a penalty of £42 million with the FCA and £14 million with the PRA. Ulster Bank, one of the Group’s subsidiaries, was also fined  €3.5m by the Central Bank of Ireland in relation to the IT incident and IT governance failures which occurred in 2012.  The vulnerabilities of the Group’s IT systems are due to the complexity of the Group’s IT infrastructure attributable in part to overlapping multiple legacy systems resulting from the RBS Group’s and the Group’s acquisitions and the consequential gaps in how the IT systems operate, and insufficient-investments in IT infrastructure in the past, creating challenges in recovering from system breakdowns. Critical system failure, any prolonged loss of service availability or any material breach of data security, particularly involving confidential customer data, could cause serious damage to the Group’s ability to service its customers, could result in significant compensation costs, could breach regulations under which the Group operates and could cause long-term damage to the Group’s  reputation, business and brands. The Group is also currently implementing the RBS Group’s IT investment programme which involves execution risks and may not be successful. See “ The RBS Group and the Group are  currently implementing a number of significant investment and rationalisation initiatives as part of the RBS Group’s IT and operational investment programme.  Should such investment and rationalisation initiatives fail to achieve the expected results, it could have a material adverse impact on the Group’s operations and its ability to retain or grow its customer business.”

In addition, the Group is subject to cyber-security threats which have targeted financial institutions as well as governments and other institutions and have increased in the recent years. Failure to protect the Group’s operations from cyber-attacks could result in the loss of customer data or other sensitive information or could materially impact the Group’s internet or mobile banking applications. During 2013, the RBS Group, including the Group, experienced a number of IT failures following a series of deliberate attacks which temporarily prevented RBS, CFG and the Bank’s customers from accessing their accounts or making payments. The Bank of England, the FCA and HM Treasury have identified cyber security as a systemic risk to the UK financial sector and highlighted the need for financial institutions to improve resilience to cyber-attacks and the Group expects greater regulatory engagement on cyber security in the future. Although the Group has been implementing remedial actions to improve its resilience to the increasing intensity and sophistication of cyber-attacks, the Group expects to be the target of continued attacks in the future and there can be no assurance that the Group will be able to prevent all threats.

Additional information

The Group’s operations have inherent reputational risk

Reputational risk, meaning the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct and performance, is inherent in the Group’s business. Stakeholders include customers, investors, rating agencies, employees, suppliers, government, politicians, regulators, special interest groups, consumer groups, media and the general public. Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which any member of the RBS Group, including the Group, conducts its business activities, the Group’s financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, the level of direct and indirect government support or actual or perceived practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors. Reputational risks may be increased as a result of the implementation of certain aspects of the RBS Group’s Transformation Plan which will have a material impact on the Group. Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may significantly enhance and accelerate the impact of damaging information and allegations. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk, which could result in a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

The RBS Group and the Group may suffer losses due to employee misconduct.

The Group’s businesses are exposed to risk from potential non-compliance with policies, regulatory rules, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm to the RBS Group and the Group. In recent years, a number of multinational financial institutions, including the RBS Group and the Group, have suffered material losses due to the actions of employees. It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

In previous years, severe market events resulted in the Group recording large write-downs on its credit market exposures. Any deterioration in economic and financial market conditions or weak economic growth could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group’s exposures. Valuations in future periods, reflecting, among other things, the then prevailing market conditions and changes in the credit ratings of certain of the Group’s assets, may result in significant changes in the fair values of the Group’s exposures, such as credit market exposures and the value ultimately realised by the Group may be materially different from the current or estimated fair value.

As part of the RBS Group’s previous restructuring and capital initiatives, including the 2013/2014 Strategic Plan, it has already materially reduced the size of its balance sheet mainly through the sale and run-off of non-core assets. The assets transferred to RCR (which included assets formerly part of the RBS Group’s Non-Core division together with additional assets identified as part of a HM Treasury review), became part of the RBS Group’s Capital Resolution Group (“CRG”) as of 1 January 2014. In connection with the establishment of CRG, the RBS Group indicated its aspiration to remove the vast majority, if not all of the assets comprising RCR within three years which resulted in increased impairments of £4.5 billion which were recognised by the RBS Group in Q4 2013 (£3.2 billion relating to the Group). The value of the assets in RCR, excluding derivatives, was £14.9 billion at December 31, 2014 following significant reductions during 2014.  Although the RBS Group to date has successfully reduced the size of its RCR portfolio, the remaining assets in RCR may be difficult to sell and could be subject to further write-downs or, when sold, realised losses. The CRG includes certain of the Group’s assets and portfolios, including those held by Ulster Bank. The Group’s interest in such assets and businesses may be difficult to sell due to unfavourable market conditions. Any of these factors could require the RBS Group and/or the Group to recognise further significant write-downs, realise increased impairment charges or goodwill impairments, all of which may have a material adverse effect on the Group’s financial condition, results of operations and capital ratios.

The RBS Group and the Group may be required to make further contributions to their pension schemes if the value of pension fund assets is not sufficient to cover potential obligations and to satisfy ring-fencing requirements.

The RBS Group and the Group maintain a number of defined benefit pension schemes for certain former and current employees.  In recent years, the RBS Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.  Pension risk is the risk that the assets of the RBS Group’s various defined benefit pension schemes, including the Group’s defined benefit pension schemes, do not fully match the timing and amount of the schemes’ liabilities which are long-term in nature, and as a result of which, the RBS Group and/or the Group are required or choose to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The funded schemes hold assets to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of the asset portfolios, together with any additional future contributions to the schemes, may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities.

Additional information

In these circumstances, the RBS Group and/or the Group could be obliged, or may choose, to make additional contributions to the schemes. Given the economic and financial market difficulties that arose out of the financial crisis and the risk that such conditions may occur again over the near and medium term, the RBS Group and the Group have experienced and may continue to experience increasing pension deficits or be required or elect to make further contributions to its pension schemes. Such deficits and contributions could be significant and have an adverse impact on the Group’s results of operations or financial condition. In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund (which is the Group’s main pension scheme) was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013,a ratio of 82%. To eliminate this deficit, RBSG will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

The Banking Reform Act 2013 requires banks to ring-fence specific activities (principally retail and small business deposits) from certain other activities. Ring-fencing will require changes to the structure of the RBS Group’s existing defined benefit pension schemes as ring-fenced banks may not be liable for debts to pension schemes that might arise as a result of the failure of another entity of the ring-fenced bank’s group, which could affect assessments of the RBS Group’s schemes deficits. The Financial Services and Markets Act 2000 (Banking Reform Pensions) Regulations 2015 requires that ring-fence banks ensure that they cannot become liable for the pension schemes of the rest of their group, or anyone else after January 1, 2026.  See also ‘Implementation of the ring-fence in the UK which will begin in 2015 will result in material structural changes to the RBS Group. These changes could have a material adverse effect on the Group’. The RBS Group is developing a strategy to meet the requirements of these regulations, which has been discussed with the PRA.  The implementation of this strategy will require the agreement of pension scheme trustees.  Discussions with the pension trustee will be influenced by the RBS Group’s overall ring-fence strategy and its pension funding and investment strategies.  If agreement is not reached with the pension trustee, alternative options less favourable to the RBS Group and/or the Group will need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the RBS Group and the Group’s existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee.

The financial performance of the Group has been, and may continue to be, materially affected by counterparty credit quality and deterioration in credit quality could arise due to prevailing economic and market conditions and legal and regulatory developments.

The Group has exposure to many different industries and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and counterparties are inherent in a wide range of the Group’s businesses. In particular, the Group has significant exposure to certain individual counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK, the US and Ireland and sectorial concentrations in the personal and property sectors. Furthermore, the Group expects its relative exposure to the UK to increase significantly as its business becomes more concentrated in the UK, with exposures generally being reduced in other parts of its business as it continues to implement its strategy.

The credit quality of the Group’s borrowers and counterparties is impacted by prevailing economic and market conditions and by the legal and regulatory landscape in their respective markets. Credit quality has improved in certain of the Group’s core markets, in particular the UK and Ireland, as these economies have improved.  However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In addition, the Group’s credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. This has been particularly the case with respect to large parts of the Group’s commercial real estate portfolio. Any such losses could have an adverse effect on the Group’s results of operations and financial condition.

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

In certain jurisdictions in which the Group does business, particularly Ireland, additional constraints have been imposed in recent years on the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states, local and national governments and regulatory authorities. These constraints have lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, have resulted in the invalidation of purported foreclosures.

The EU, the ECB, the International Monetary Fund and various national authorities have proposed and implemented certain measures intended to address systemic financial stresses in the Eurozone, including the creation of a European Banking Union which, through a Single Resolution Mechanism (SRM) will apply the substantive rules of bank recovery and resolution set out in the BRRD. Current expectations are that the SRM will apply from 1 January 2016, subject to certain provisions which came into effect from 1 January 2015 relating to the cooperation between national resolution authorities and the financial stability board. The effectiveness of these and other actions proposed and implemented at both the EU and national level to address systemic stresses in the Eurozone is not assured.

Additional information

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

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity prices and basis, volatility and correlation risks. Changes in interest rate levels (or extended periods of low interest rates such as experienced over the past several years), yield curves (which remain depressed) and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Group’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing. Such changes may result from the decisions of Central Banks in Europe and of the Federal Reserve in the US and lead to sharp and sudden variations in foreign exchange rates. For accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The performance and volatility of financial markets affects bond and equity prices, has caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. Financial markets experienced significant volatility towards the end of 2014 and this trend has continued in early 2015, resulting in further short term changes in the valuation of certain of the Group’s assets. In addition, during the last quarter of 2014, oil prices fell significantly against their historical levels and other commodity prices also decreased. The Group is exposed to oil prices though its exposure to counterparties in the energy sector and oil producing countries. Further or sustained decreases in oil prices could negatively impact counterparties and the value of the Group’s trading portfolios. As part of its on-going derivatives operations, the Group also faces significant basis, volatility and correlation risks, the occurrence of which are also impacted by the factors noted above.

While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group’s financial performance and business operations.

In the UK and in other jurisdictions, the RBS Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the UK, the Financial Services Compensation Scheme (FSCS) was established under the FSMA and is the UK’s statutory fund of last resort for customers of authorised financial services firms. The FSCS can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act 2009. The FSCS is funded by levies on firms authorised by the FCA and the PRA, including the RBS Group.  In addition, the BRRD requires Member States to establish financing arrangements for the purpose of ensuring the effective application by national resolution authorities of the resolution tools and powers, which will require national resolution funds to raise “ex ante” contributions on banks and investment firms in proportion to their liabilities and risk profiles as well as “ex post” funding contributions. Following the adoption of the European delegated regulation on “ex-ante” contributions, the UK government confirmed that it would implement the “ex post” funding requirements through the UK bank levy of the Finance Act 2011.  In the event that the FSCS raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs for the RBS Group, to which the Group  contributes, may have an adverse impact on its results of operations and financial condition.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

Under International Financial Reporting Standards (IFRS), the Group recognises at fair value: (i) financial instruments classified as held-for-trading or designated as at fair value through profit or loss; (ii) financial assets classified as available-for-sale; and (iii) derivatives.

Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to prevailing market conditions. In such circumstances, the Group’s internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value, which are complex and often relate to matters that are inherently uncertain. These assumptions, judgements and estimates also need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group’s earnings, financial condition and capital position.

Additional information

The Group relies on valuation, capital and stress test models to conduct its business and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro and macro economic environment in which the Group operates could have a material adverse effect on the Group’s business, capital and results.

Given the complexity of the Group’s business, strategy and capital requirements, the Group relies on analytical models to assess the value of its assets and its risk exposure and anticipate capital and funding requirements. The Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the risk profile of the Group’s financial instruments. Some of the analytical models used by the Group are predictive in nature. The use of predictive models has inherent risks and may incorrectly forecast future behavior, leading to flawed decision making and potential losses. The Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the Group in its forecasts or decision making. Should such models prove to be incorrect or misleading, decisions made by the Group in reliance thereon could expose the Group to business, capital and funding risk.

The recoverability of certain deferred tax assets recognised by the Group depends on the Group’s ability to generate sufficient future taxable profits and may be affected by changes to tax legislation.

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. At 31 December 2014, the value of the Group’s deferred tax assets was £1.4 billion. In December 2014 the UK Government announced a proposed restriction on the use of certain brought forward tax losses of banking companies to 50% of relevant profits from 1 April 2015 which may also affect the recoverable amount of recognised deferred tax assets. In addition, the implementation of the rules relating to ring-fencing and the resulting restructuring of the Group may further restrict the Group’s ability to recognise tax losses within the Group as deferred tax assets .

Additional information

Iran sanctions and related disclosures

Disclosure pursuant to section 13(r) of the Securities Exchange Act

Section 13(r) to the Securities Exchange Act as amended by section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law.  Our affiliate RBS Group disclosed the following activities in response to section 13(r), National Westminster Bank Plc was directly involved in a small proportion of the activity covered by this disclosure.

Licensed Payments

During 2014, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBS Group facilitated a small number of payments that were remitted by Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224.  These payments were remitted and received by non-designated third parties in relation to food stuffs and medical supplies.   All payments were received in full compliance with applicable sanctions and under applicable licences.

RBS Group also facilitated a small number of payments from frozen accounts of Iranian government-owned financial institutions and/or financial institutions designated under Executive Order 13382 or 13224 maintained at other financial institutions.  These payments related to amounts due to non-designated third parties for legal services and one payment related to insurance premiums.  All payments were received in full compliance with applicable sanctions and under applicable licences.

During 2014, RBS Group also made and received a small number of payments from and to frozen accounts related to entities identified as part of the Government of Iran and/or entities designated under Executive Order 13382 or 13324.  These payments related to amounts due to third parties for legal services.  All such payments were made or received in compliance with applicable sanctions and under applicable licences.

The transactions described in the above paragraphs resulted in less than the equivalent of £30 in gross revenue to RBS Group for each transaction. RBS Group intends to continue to engage in transactions similar to those described in these paragraphs as long as such transactions are licensed by the proper authorities.

Legacy Guarantees

Under appropriate license from the applicable authorities, the Bank holds 8 legacy guarantees entered into between 1998 and 2005, which support arrangements entered into lawfully by Bank customers with Iranian counterparties.  These legacy guarantees are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13882.  RBS Group has made considerable efforts to exit and formally cancel the guarantees but has been unable to do so to date.

RBS Group received revenue of £1,509.19 in the reporting period in respect of one of these legacy guarantees.  No other payments were made under these guarantees in the Reporting Period.  If any payments are required to be made under the legacy guarantees while the beneficiary banks remain the target of EU sanctions, RBS Group intends to make the payments under applicable licence into frozen bank accounts.

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

Iranian Petroleum Industry

Section 219 requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.  In full compliance with applicable laws, and after discussions with relevant sanctions authorities, RBS Group maintains limited transactional banking facilities on behalf of a UK Company (Non-Iranian Party) and a Company owned and controlled by the Government of Iran (Iranian Party) in relation to their interest in a joint operating agreement with a UK oil field located in the North Sea.

Under authorisation from relevant sanctions authorities the Non-Iranian Party is able to undertake all transactions and activities incident to the operation and production of the UK oil field and sale of gas, oil, condensate, natural gas liquids or other hydrocarbons products produced from the UK oil field.  Under licence from relevant sanctions authorities RBS Group operates a Temporary Management Account to facilitate these activities for the joint venture, no proceeds from the account are made available to the Iranian Party.  RBS Group intends to continue to provide these services as long as such transactions are licensed by the proper authorities.

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

Additional information

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

Additional information

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

Additional information

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

Additional information

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

Subject to applicable limitations that vary depending on a holder’s particular circumstances, dividends paid to certain non-corporate US Holders may be subject to U.S. federal income tax at the favourable rates applicable to long-term capital gain. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these favourable rates.

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

Additional information

A US Holder will, upon the sale, exchange or redemption of a non-cumulative dollar preference share or ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming in the case of a redemption, that such US Holder does not own, and is not deemed to own, any ordinary shares of the Bank) in an amount equal to the difference between the amount realised (excluding any declared but unpaid dividends, which will be treated as a dividend for US federal income tax purposes) and the US Holder's tax basis in the non-cumulative dollar preference share or ADS. This capital gain or loss will generally be US source and will be long-term capital gain or loss if the US Holder held the non-cumulative dollar preference share or ADS for more than one year.

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

BIPRU - the prudential sourcebook for banks, building societies and investment firms. The part of the Financial Conduct Authority (FCA) Handbook that sets out detailed prudential requirements for the banks that they regulate.

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

Glossary of terms

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

Constant currency - reported results for the current reporting period are compared to results for comparative periods retranslated at exchange rates for the current period.

Contractual maturity - the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - under Basel 2 called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

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

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by a structured entity in a securitisation. External credit enhancements include financial guarantees and letters of credit from third party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit grade - a rating that represents an assessment of the creditworthiness of a customer. It is a point on a scale representing the probability of default of a customer.

Glossary of terms

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

Glossary of terms

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

Glossary of terms

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

Key management - members of the RBS Group Executive Committee.

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

Glossary of terms

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

Maximum distributable amount (MDA) -  a restriction on distributions which may be made by a bank which does not meet the combined buffer requirements as set out in the PRA Supervisory Statement SS6/14 ‘Implementing CRD IV: capital buffers’.

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

Glossary of terms

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

Pillar 2 - Pillar 2 is intended to ensure that firms have adequate capital to support all the relevant risks in their business and is divided into capital held against risks not captured or not fully captured by the Pillar 1 regulations (Pillar 2A) and risks to which a firm may become exposed over a forward-looking planning horizon (Pillar 2B). Capital held under Pillar 2A, in addition to the Pillar 1 requirements, is the minimum level of regulatory capital a bank should maintain at all times to cover adequately the risks to which it is or might be exposed, and to comply with the overall financial adequacy rules. Pillar 2B is a capital buffer which helps to ensure that a bank can continue to meet minimum requirements during a stressed period, and is determined by the PRA evaluating the risks to which the firm may become exposed (e.g. due to changes to the economic environment) during the supervisory review and evaluation process.  All firms will be subject to a PRA buffer assessment and the PRA will set a PRA buffer only if it judges that the CRD IV buffers are inadequate for a particular firm given its vulnerability in a stress scenario, or where the PRA has identified risk management and governance failings, which the CRD IV buffers are not intended to address.

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

Glossary of terms

Residential mortgage backed securities (RMBS) - asset-backed securities for which the underlying asset portfolios are residential mortgages. RBS RMBS classifications, including prime, non-conforming and sub-prime, reflect the characteristics of the underlying mortgage portfolios. RMBS are classified as prime RMBS where the loans have low default risk and are made to borrowers with good credit records and reliable payment histories and there is full documentation. Non-conforming RMBS include US Alt-A RMBS, together with RMBS-in jurisdictions other than the US where the underlying mortgages are not classified as either prime or sub-prime. Classification of RMBS as subprime or Alt-A is based on Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value ratios of the underlying mortgage loans. US RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%. In other jurisdictions, RMBS are classified as sub-prime if the mortgage portfolio comprises loans with one or more high risk characteristics such as: unreliable or poor payment histories; high loan-to-value ratios; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Retail loans - loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Return on equity - profit attributable to ordinary shareholders divided by average shareholders’ equity as a percentage.

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

Stressed value-at-risk (SVaR) - a VaR measure using historical data from a one year period of stressed market conditions. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed at a confidence level of 99%. See also Value-at-risk below.

Structured credit portfolio (SCP) - a portfolio of certain of the Group’s illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures - held within Non-Core division.

Glossary of terms

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

Tier 1 capital - a component of regulatory capital, comprising common equity tier 1 and additional tier 1. Additional tier 1 capital includes eligible non-common equity capital securities and any related share premium. Under Basel II, Tier 1 capital comprises Core Tier 1 capital plus other Tier 1 securities in issue, less certain regulatory deductions.

Tier 1 capital ratio - a component of regulatory capital, comprising eligible capital securities and any related share premium. Under Basel II, qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised gains arising on the fair valuation of equity instruments held as available-for-sale, less certain regulatory deductions.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

Total loss absorbing capacity (TLAC) - an FSB proposal for global systemically important banks to have a sufficient amount of specific types of liabilities which can be used to absorb losses and recapitalise a bank in resolution. These proposals are intended to facilitate an orderly resolution that minimises any impact on financial stability, ensures the continuity of critical functions, and avoids exposing taxpayers to loss.

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

Wrong-way risk - the risk of loss when the risk factors driving the exposure to a counterparty or customer are positively correlated with the creditworthiness of that counterparty i.e. the size of the exposure increases at the same time as the risk of the counterparty or customer being unable to meet that obligation, increases

Principal offices

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

National Westminster Bank Plc Registrant /s/ Ewen Stevenson Ewen Stevenson Chief Financial Officer April 30, 2015