Form 20-F
period 2015-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2016-04-29
CIK 702162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

FORM 20-F

(Mark One)

☐             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        For the fiscal year ended December 31, 2015

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015, the close of the period covered by the annual report:

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

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
1	Identity of Directors, Senior Management and Advisers	Not applicable to annual reports
2	Offer Statistics and Expected Timetable	Not applicable to annual reports
3	Key Information Selected financial data Capitalisation and indebtedness Reasons for the offer and use of proceeds Risk factors	8-12, 201-202, 215 Omitted on the basis of Instruction I(2) of Form 10-K Not applicable to annual reports Not applicable to annual reports 5-7, 216-241
4	Information on the Company History and development of the Company Business overview Organisational structure Property, plant and equipment	3, 8-12, 14-22, 135-140, 152-154, 201-211 241, 260 3, 4-7, 97-100, 111, 155-156, 171-172 4-7, 10, 14-25, 26-33, 34-40, 41-55, 85-96 97-100, 187-193, 206-211 4-7, 97, 152-154, 190-195 115, 157-158, 214
4a	Unresolved Staff Comments	Not applicable
5

Operating and Financial Review and Prospects

Operating results

Liquidity and capital resources

Research and development, patents, licences etc

Trend information

Off-balance sheet arrangements

Contractual obligations *

8-12, 14-25, 44-46, 85-96, 126, 187-193, 201-211

26-33, 34-40, 135-149, 152-154, 164-167, 170

171-173, 187-188

Not applicable

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

6	Directors, Senior Management and Employees Directors and senior management Compensation Board practices Employees Share ownership	Omitted on the basis of Instruction I(2) of Form 10-K Omitted on the basis of Instruction I(2) of Form 10-K 3, 99-100 97-99, 126 99-101, 193
7	Major Shareholders and Related Party Transactions * Major shareholders * Related party transactions * Interests of experts and counsel *	Omitted on the basis of Instruction I(2) of Form 10-K Omitted on the basis of Instruction I(2) of Form 10-K Not applicable to annual reports
8	Financial Information Consolidated statements and other financial information Significant changes	97, 107-200, 201-211, 241-242 4-7, 134, 193, 244-245
9	The Offer and Listing Offer and listing details Plan of distribution Markets Selling shareholders Selling shareholders * Dilution * Expenses of the issue	212-213 Not applicable to annual reports 212 Not applicable to annual reports Not applicable to annual reports Not applicable to annual reports

Item	Item Caption	Pages
10

Additional Information

Share capital

Memorandum and articles of association

Material contracts

Exchange controls

Taxation

Dividends and paying agents

Statement by experts

Documents on display

Subsidiary information

Not applicable to annual reports 242-246 246, 246 247-248 Not applicable to annual reports Not applicable to annual reports 248 Not applicable
11	Quantitative and Qualitative Disclosures about Market Risk	13-96, 135-154, 201-211
12	Description of Securities other than Equity Securities
12A	Debt securities	Not applicable to annual reports
12B	Warrants and rights	Not applicable to annual reports
12C	Other securities	Not applicable to annual reports
12D	American Depositary shares	212-214
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures	99-100, 102, Exhibits 12.1, 12.2 and 13
16	[Reserved]
16A	Audit Committee financial expert	Omitted on the basis of Instruction I(2) of Form 10-K
16B	Code of ethics	Omitted on the basis of Instruction I(2) of Form 10-K
16C	Principal Accountant Fees and services	101, 134
16D	Exemptions from the Listing Standards for Audit Committees	Omitted on the basis of Instruction I(2) of Form 10- K
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16F	Change in Registrant’s Certifying Accountant	101, 215, Exhibit 15.1
16G	Corporate Governance	99-103
16H	Mine Safety Disclosure	Not applicable
17	Financial Statements	Not applicable
18	Financial Statements	105-200
19	Exhibits	261

* Not required because: (i) this Form 20-F is filed as an Annual Report, (ii) the Item is not applicable to National Westminster Bank Plc’s business, operations or circumstances during the applicable period or (iii) National Westminster Bank Plc meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and is therefore omitting the Item on the basis of General Instruction I(2) of Form 10-K’s reduced disclosure format.

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

In particular, this document includes forward-looking statements relating, but not limited to: RBSG and the Group’s restructuring, which includes the separation and divestment of Williams & Glyn, the proposed restructuring of RBSG’s CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBSG and the Group’s IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; litigation, government and regulatory investigations; RBSG and the Group’s future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBSG and the Group’s exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in this document. These include the significant risks for RBSG and the Group presented by the uncertainty relating to the referendum on the UK’s membership of the European Union and the consequences of  it; the separation and divestment of Williams & Glyn; RBSG and the Group’s ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme  as well as the significant restructuring required to be undertaken by RBSG and the Group in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether the Group will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; the outcomes of the legal, regulatory and governmental actions and investigations that RBSG is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBSG of unfavourable outcomes (including where resolved by settlement); RBSG’s ability to achieve its capital and leverage requirements or targets which will depend on RBSG and the Group’s success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, the Bank or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBSG and the Group ’s strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition.

In addition, there are other risks and uncertainties. These include operational risks that are inherent to the Group’s business and will increase as a result of the Group’s significant restructuring;  the potential negative impact on the Group’s business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSG and The Group operate; the risk of failure to realise the benefit of the Group’s substantial investments in its information technology and systems, the risk of failing to prevent a failure of RBSG or the Group’s IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBSG and the Group’s capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; the Group’s ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBSG; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in RBSG; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by the Group; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of the Group’s financial statements; the impact of the recovery and resolution framework and other prudential rules to which the Group is subject, the recoverability of deferred tax assets by the Group; and the success of RBSG and the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and the Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Board of directors and secretary

Chairman

Howard Davies

Nominations (Chairman)

Executive directors

Ross McEwan

Ewen Stevenson

Independent non-executive directors

Sandy Crombie

Senior Independent Director

Remuneration (Chairman), Audit, Nominations

Alison Davis

Nominations, Remuneration, Sustainability

Morten Friis

Audit, Risk

Robert Gillespie

Nominations, Remuneration, Risk, Sustainability

Penny Hughes

Sustainability (Chairman), Risk

Brendan Nelson

Audit (Chairman), Nominations, Risk

Baroness Noakes

Risk (Chairman), Audit

Mike Rogers

Sustainability

Chief Governance Officer and Board Counsel

Aileen Taylor

Auditors

Deloitte LLP

Chartered Accountants and Statutory Auditor

Hill House

1 Little New Street
London EC4A 3TR

Registered office

135 Bishopsgate
London EC2M 3UR
Telephone: +44 (0)20 7085 5000

Head office

135 Bishopsgate
London EC2M 3UR

Telephone: +44 (0)20 7085 5000

National Westminster Bank Plc

Registered in England No. 929027

Audit	member of the Group Audit Committee
Nominations	member of the Group Nominations and Governance Committee
Remuneration	member of the Group Performance and Remuneration Committee
Risk	member of the Board Risk Committee
Sustainability	member of the Sustainable Banking Committee

Presentation of information

In the Report, and unless specified otherwise, the term ‘Bank’ or ‘NatWest’ means National Westminster Bank Plc, the ‘Group’ or ‘NatWest Group’ means the Bank and its subsidiaries, ‘the Royal Bank’, ‘RBS plc’ or ‘the holding company’ means The Royal Bank of Scotland plc, ‘RBSG’ or ‘the ultimate holding company’ means The Royal Bank of Scotland Group plc and ‘RBS Group’ means the ultimate holding company and its subsidiaries.

Business structure

The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this and reflect the progress made the previously reported operating segments have been realigned as follows:

Personal & Business Banking (PBB) comprises two reportable segments, UK Personal & Business  Banking (UK PBB) and Ulster Bank RoI. UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland. Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial & Private Banking (CPB) comprises two reportable segments, Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

Corporate & Institutional Banking (CIB) serves UK and Western European corporate customers, and global financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

Capital Resolution includes CIB Capital Resolution and the remainder of RBS Capital Resolution (RCR).

Central items & other includes corporate functions, such as treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages the Group’s capital resources and Group-wide regulatory projects and provides services to the reportable segments.

Reporting changes

In line with RBS Group’s strategy to be a simpler bank, reporting changes have been implemented in relation to the presentation of NatWest Group’s results. Gain/(loss) on redemption of own debt and write down of goodwill previously reported as separate items after operating profit/(loss) are now being reported within operating profit/(loss). Comparatives have been restated accordingly.

Pensions accounting policy

As set out in ‘Accounting policies’ on page 111, the Group has revised its accounting policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds. The change has been applied retrospectively and comparatives restated.

Non-GAAP financial information

A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Discussion of the Group’s performance in this report presents the Group’s results on a non-statutory basis as management believes that such measures allow a more meaningful analysis of the Groups financial condition and the results of its operations. These non-GAAP financial measures are not a substitute for GAAP measures. The financial performance of Personal & Business Banking (“PBB”) which combines the reportable segments of UK Personal & Business Banking and Ulster Bank and the presentation of the financial performance of Commercial & Private Banking (“CPB”) which combines the reportable segments of Commercial Banking and Private Banking are non GAAP financial measures. In addition the presentation of operating profit, operating expenses and other performance measures excluding the impact of restructuring costs and litigation and conduct costs is a non-GAAP financial measure and is not a substitute for the equivalent GAAP measure.

Recent developments

Litigation, investigations and reviews

Interest rate swaps antitrust litigation

On 18 April 2016, an antitrust complaint was filed in the United States District Court for the Southern District of New York against RBS plc and other members of the Group, as well as a number of other interest rate swap dealers.　  The plaintiff, TeraExchange, alleges that it would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws.　  The complaint contains allegations of collusion between the dealers similar to those contained in the interest rate swap antitrust class actions that RBS has previously disclosed.　RBS anticipates moving to dismiss the claims asserted in these matters.

Presentation of information

Weiss v. National Westminster Bank Plc (NatWest)

As previously disclosed, NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. The schedule for the remainder of the matter, including trial, has not been set, but NatWest intends to assert other grounds for summary judgment that the trial court has not previously ruled upon.

Loan securitisation business investigations

As previously disclosed, ongoing matters include, among others, an active investigation by the attorney general of Connecticut, on behalf of the Connecticut Department of Banking, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures. On 31 August 2015, the Connecticut Department of Banking issued two letters to RBS Securities Inc., indicating that it is has concluded that RBS Securities Inc. may have violated the Connecticut Uniform Securities Act when underwriting MBS, noting RBS plc’s May 2015 FX-related guilty plea. Discussions relating to a possible resolution are ongoing.

FCA review of RBS’s treatment of SMEs

As previously disclosed, in January 2014, the FCA appointed a Skilled Person to review RBS’s treatment of UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within RBS’s Global Restructuring Group or within similar units within RBS’s Corporate Banking Division that were focussed on customers in financial difficulties. RBS is cooperating fully with the FCA in its review.

On 13 April 2016 the FCA announced that it had received the Skilled Person’s draft final report, is carefully considering the contents and will discuss the findings with the Skilled Person. RBS will have an opportunity to respond to the Skilled Person’s findings before any substantive announcement by the FCA, the timing of which has not been determined.

FCA Wholesale Sector Competition Review

As previously disclosed, on 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study. On 13 April 2016, the FCA published its interim report on the investment and corporate banking market study which sets out various proposed remedies, including the following: measures designed to improve clients’ ability to appoint banks that best suit their needs; measures to ensure that conflicts are properly managed; and improvements to the Initial Public Offering (IPO) process. The FCA has indicated that it will publish its final report in Summer 2016.

FCA request concerning Mossack Fonseca

On 4 April 2016, RBS, in common with other banks, received a letter from the FCA  requesting information about any relationship RBS has with the Panama-based law firm Mossack Fonseca or any individuals named in recent media coverage in connection with the same. RBS has responded to the FCA setting out details of the limited services provided to Mossack Fonseca and its clients, and is continuing its internal review, as well as monitoring all new information published.

Notice of enforcement by FINMA against Coutts & Co Ltd

The Swiss Financial Market Supervisory Authority (FINMA) has opened enforcement proceedings against Coutts & Co Ltd (Coutts), a member of the RBS Group incorporated in Switzerland, with regard to certain client accounts held with Coutts. Coutts is also cooperating with authorities in other jurisdictions in relation to connected accounts.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland Limited

On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland Limited (UBIL), a member of the RBS Group, incorporated in the Republic of Ireland, to participate in this review and UBIL is co-operating with the CBI in this regard. Separately, on 15 April, the CBI notified UBIL that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

Top and emerging risks

Top and emerging risks

RBS Group employs a robust process for identifying and managing its top and emerging risks. Top risks are defined as scenarios that, while unlikely, may materialise, and which, if they did, would have a significant negative impact, such that RBS Group as a whole, or a particular business, could potentially fail to meet one or more of its strategic objectives. A number of scenarios attracted particular attention in 2015:

Macro-economic and other external risks

Risks related to the wider economy:

Like most other businesses, RBS Group remains vulnerable to changes in the external economic environment. Among potential scenarios considered, the following could have a material negative impact: a UK recession including large house price falls; vulnerabilities in emerging market economies, including China, resulting in contagion in RBS Group’s core markets; global deflation; volatility in international markets linked to advanced economy interest rate increases or decreases; a resumption of the eurozone crisis, including a worsening of the situation in Greece; and major geopolitical instability. To mitigate these risks, RBS Group has strengthened its capital, liquidity and leverage positions. A number of higher-risk portfolios have been exited or reduced. Stress testing is used extensively to inform strategic planning and risk mitigation relating to these risks.

Risks related to the UK referendum on EU membership:

The referendum on the UK’s membership of the EU during this parliament increases economic and operational uncertainty. The result may also give rise to further political uncertainty regarding Scottish independence. RBS Group actively monitors, and considers responses to, varying EU referendum outcomes to ensure that it is well prepared for all eventualities.

Risks related to the competitive environment:

RBS Group’s target markets are highly competitive, which poses challenges in terms of achieving some strategic objectives. Moreover, changes in technology, customer behaviour and business models in these markets have accelerated. RBS Group monitors the competitive environment and associated technological and customer developments as part of its strategy development and makes adjustments as appropriate.

An increase in obligations to support pension schemes:

If economic growth stagnates, and interest rates remain low, the value of pension scheme assets may not be adequate to fund pension scheme liabilities. The deficit in RBS Group pension schemes as determined by the most recent triennial valuations has increased, requiring RBS Group to increase its current and future cash contributions to the schemes. An acceleration of certain previously committed pension contributions in Q1 2016 will reduce this risk. Depending on the economic and monetary conditions and longevity of scheme members prevailing at that time, the deficit may increase at subsequent valuations.

Regulatory and legal risks

The impacts of past business conduct:

Future conduct and litigation charges could be substantial. RBS Group is involved in ongoing class action litigation, securitisation and mortgage-backed securities related litigation, investigations into foreign exchange trading and rate-setting activities, continuing LIBOR-related litigation and investigations, investigations into the treatment of small and medium-sized business customers in financial difficulty, anti-money laundering, sanctions, mis-selling (including mis-selling of payment protection insurance products), and other investigations. Settlements may result in additional financial penalties, non-monetary penalties or other consequences, which may be material. More detail on these issues can be found in the Litigation, Investigations and Reviews and Risk Factors sections. To prevent future conduct from resulting in similar impacts, RBS Group has embarked on a programme to embed a strong and comprehensive risk and compliance culture.

Risks to income, costs and business models arising from regulatory requirements:

RBS Group is exposed to the risk of further increases in regulatory capital requirements as well as risks related to new regulations that could affect its business models. RBS Group considers the implications of proposed or potential regulatory activities in its strategic and financial plans.

Top and emerging risks

Operational and execution risks

Increased losses arising from a failure to execute major projects successfully:

The successful execution of major projects, including the transformation plan, the restructuring of CIB, the divestment of Williams & Glyn and the embedding of a strong and pervasive organisational and risk culture, are essential to meet RBS Group’s strategic objectives. The separation and eventual divestment of Williams & Glyn is a complex process and as such entails significant costs as well as operational and execution risk. These projects cover organisational structure, business strategy, information technology systems, operational processes and product offerings. RBS Group is working to implement change in line with its project plans while assessing the risks to implementation and taking steps to mitigate those risks where possible.

Impact of cyber attacks:

Cyber attacks are increasing in frequency and severity across the industry. RBS Group has participated in industry-wide cyber attack simulations in order to help test and develop defence planning. To mitigate the risks, a large-scale programme to improve user access controls is in progress, along with a number of other actions, including a reduction in the number of external websites, enhancement of anti-virus protections, and the implementation of a staff education programme on information protection.

Inability to recruit or retain suitable staff:

RBS Group is undergoing significant organisational change, the result of a need to implement new business strategies and respond to a changing external environment. The pace of change, coupled with the associated uncertainty, may cause experienced staff to leave and prospective staff not to join. Although these risks concern all customer businesses, they particularly affect CIB. RBS Group has communicated expected changes in its organisational structure to members of staff, implementing plans aimed at minimising unexpected staff losses. It is also working to implement an enhanced recruitment strategy.

Failure of information technology systems:

RBS Group’s information technology systems may be subject to failure. As such systems are complex, recovering from failure is challenging. To mitigate these risks, a major investment programme has significantly improved the resilience of the systems and more benefits are expected. Back-up system sustainability has improved, and a ‘shadow bank’ system, to provide basic services, if needed, has been created.

Full risk factors are discussed on pages 216 to 240.

Financial review

Financial summary

Summary consolidated income statement for the year ended 31 December 2015

	2015	2014	2013
	£m	£m	£m
Net interest income	4,896	4,577	4,021
Fees and commissions receivable	2,133	2,439	2,600
Fees and commissions payable	(517)	(498)	(490)
Income from trading activities	14	77	726
Gain on redemption of own debt	—	—	239
Other operating income	10	682	268
Non-interest income	1,640	2,700	3,343
Total income	6,536	7,277	7,364
Operating expenses	(8,178)	(5,949)	(8,762)
(Loss)/profit before impairment releases/(losses)	(1,642)	1,328	(1,398)
Impairment releases/(losses)	728	1,249	(5,407)
Operating (loss)/profit before tax	(914)	2,577	(6,805)
Tax (charge)/credit	(292)	(844)	842
(Loss)/ profit for the year	(1,206)	1,733	(5,963)
Non-controlling interest	1	—	—
(Loss)/profit attributable to ordinary shareholders	(1,205)	1,733	(5,963)

2015 compared with 2014

Operating (loss)/profit before tax

Operating loss before tax was £914 million compared with a profit of £2,577 million in 2014. This decrease reflects higher charges for litigation and conduct costs of £2,812 million compared with £1,007 million in 2014, lower net impairment releases of £728 million compared with £1,249 million in 2014 and a significant decrease in other non-interest income; this was partially offset by an increase in net interest income.

Net interest income

Net interest income increased by £319 million, 7% to £4,896 million compared with £4,577 million in 2014. The increase was principally due to improvements in UK PBB reflecting improvements in deposit margins and growth in the mortgage book.

Non-interest income

Non-interest income decreased by £1,060 million, 39% to £1,640 million, compared with £2,700 million in 2014, primarily due to a significant decrease in other operating income of £672 million to £10 million primarily reflecting losses on strategic disposals and a reduction in dividend income. Income from trading activities decreased by £63 million to £14 million principally from the reduced scale of activity in CIB. Net fees and commissions decreased by £325 million to £1,616 million reflecting reduced activity in CIB, reductions in Private Banking and lower card interchange fees in UK PBB.

Operating expenses

Operating expenses increased by £2,229 million, or 37%, to £8,178 million from £5,949 million in 2014. Operating expenses excluding restructuring costs of £728 million (2014 - £26 million) and litigation and conduct costs of £2,812 million (2014 - £1,007 million) declined by £278 million, or 6%, to £4,638 million (2014 - £4,916 million) mainly reflecting the benefits of cost savings initiatives.

Litigation and conduct costs were £2,812 million compared with £1,007 million in 2014, primarily relating to mortgage-backed securities litigation in the US of £2.1 billion. Other charges in 2015 include: provisions in relation to PPI costs of £359 million and Interest Rate Hedging Products redress of £85 million and other litigation and conduct provisions of £268 million.

Restructuring costs increased by £702 million to £728 million, compared with £26 million in 2014, primarily reflecting property and software write-downs in CIB.

Impairment releases/(losses)

Net impairment releases were £728 million in 2015 compared with £1,249 million in 2014. Net impairment releases were principally in Capital Resolution (£622 million) with disposal activity continuing and in Ulster Bank RoI (£141 million) as economic conditions in Ireland continue to improve.

Capital ratios

NatWest capital ratios at 31 December 2015 were 11.6% (Common Equity Tier 1), 11.6% (Tier 1) and 19.6% (Total). Ulster Bank Ireland Limited (UBIL) capital ratios at 31 December 2015 were 29.6% (Common Equity Tier 1), 29.6% (Tier 1) and 32.1% (Total).

Financial review

2014 compared with 2013

Operating (loss)/profit before tax

Operating profit before tax was £2,577 million compared with a loss of £6,805 million in 2013. This significant improvement reflects net impairment releases of £1,249 million compared with net losses of £5,407 million in 2013 and lower charges for litigation, conduct and redress costs, down £2,403 million to £1,007 million. This was partially offset by a decrease in non-interest income, reflecting lower income from trading activities.

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

Operating expenses

Operating expenses decreased by £2,813 million, or 32%, to £5,949 million from £8,762 million in 2013. Operating expenses excluding restructuring costs of £26 million (2013 - £43 million) and litigation, conduct and redress costs £1,007 million (2013 - £3,410 million) declined £393 million, or 7% to £4,916 million (2013 - £5,309 million) mainly reflecting the benefits of cost savings initiatives.

Litigation, conduct and redress charges were £1,007 million compared with £3,410 million in 2013 which included a charge relating to regulatory and legal actions of £2,536 million primarily relating to mortgage-backed securities and securities related litigation. Charges in 2014 include: provisions relating to investment advice in retail and private banking (£156 million) and to packaged accounts (£112 million), and additional provisions in relation to PPI costs (£440 million) and Interest Rate Hedging Products redress (£166 million).

Impairment releases/(losses)

Net impairment releases were £1,249 million in 2014 compared with a net impairment charge of £5,407 million in the prior year, which included £3,249 million provisions relating to the creation of RCR. Net impairment releases were principally in Capital Resolution (£1,145 million) and in Ulster Bank RoI (£306 million) and reflected the improving Irish economic and property market conditions and proactive debt management.

Capital ratios

NatWest capital ratios at 31 December 2014 were 13.9% (Common Equity Tier 1), 14.0% (Tier 1) and 21.7% (Total). UBIL capital ratios at 31 December 2014 were 17.3% (Common Equity Tier 1), 17.3% (Tier 1) and 19.5% (Total).

Financial review

Analysis of results
Net interest income
	2015	2014	2013
	£m	£m	£m
Interest receivable (1)	6,280	6,499	7,483
Interest payable	(1,384)	(1,922)	(3,462)
Net interest income	4,896	4,577	4,021

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (2)	2.37	2.37	2.72
Cost of interest-bearing liabilities of the banking business	(0.78)	(1.06)	(1.75)
Interest spread of the banking business (3)	1.59	1.31	0.97
Benefit from interest-free funds	0.26	0.36	0.49
Net interest margin of the banking business (4)	1.85	1.67	1.46

Gross yield (2)
- Group	2.37	2.37	2.72
- UK	2.54	2.59	2.89
- Overseas	1.45	1.33	1.95
Interest spread (3)
- Group	1.59	1.31	0.97
- UK	1.75	1.50	1.09
- Overseas	0.75	0.50	0.51
Net interest margin (4)
- Group	1.85	1.67	1.46
- UK	1.97	1.82	1.53
- Overseas	1.15	0.97	1.16

National Westminster Bank Plc base rate (average)	0.50	0.50	0.50
London inter-bank three month offered rates (average)
- Sterling	0.57	0.54	0.52
- Eurodollar	0.32	0.23	0.24
- Euro	(0.02)	0.21	0.27

Notes:

(1)    Interest income includes £196 million (2014 - £149 million; 2013 - £210 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

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

Financial review

Consolidated balance sheet at 31 December 2015
	2015	2014*
	£m	£m
Assets
Cash and balances at central banks	1,690	2,709
Amounts due from holding company and fellow subsidiaries	99,403	103,272
Other loans and advances to banks	3,875	7,640
Loans and advances to banks	103,278	110,912
Amounts due from fellow subsidiaries	569	1,028
Other loans and advances to customers	176,263	168,138
Loans and advances to customers	176,832	169,166
Debt securities subject to repurchase agreements	3,740	8,583
Other debt securities	3,464	5,246
Debt securities	7,204	13,829
Equity shares	717	779
Settlement balances	2,138	2,050
Amounts due from holding company and fellow subsidiaries	1,724	2,672
Other derivatives	889	1,226
Derivatives	2,613	3,898
Intangible assets	517	848
Property, plant and equipment	1,031	1,591
Deferred tax	1,802	1,732
Prepayments, accrued income and other assets	1,297	1,686
Assets of disposal groups	3,311	—
Total assets	302,430	309,200

Liabilities
Amounts due to holding company and fellow subsidiaries	17,609	20,128
Other deposits by banks	6,982	6,104
Deposits by banks	24,591	26,232
Amounts due to fellow subsidiaries	7,752	13,112
Other customer accounts	223,909	221,215
Customer accounts	231,661	234,327
Debt securities in issue	1,473	1,707
Settlement balances	2,461	2,143
Short positions	3,577	6,827
Amounts due to holding company	2,291	3,971
Other derivatives	379	487
Derivatives	2,670	4,458
Provisions, accruals and other liabilities	7,543	6,315
Retirement benefit liabilities	3,547	3,987
Amounts due to holding company	5,621	5,656
Other subordinated liabilities	1,395	1,780
Subordinated liabilities	7,016	7,436
Liabilities of disposal groups	2,724	—
Total liabilities	287,263	293,432

Non-controlling interests	346	394
Owners’ equity	14,821	15,374
Total equity	15,167	15,768

Total liabilities and equity	302,430	309,200

* Restated - refer to page 111 for further details

Financial review

Commentary on consolidated balance sheet

2015 compared with 2014

Total assets decreased by £6.8 billion, 2%, to £302.4 billion, primarily driven by a reduction in the scale of CIB’s US trading business, partially offset by loan growth in UK PBB.

Loans and advances to banks decreased by £7.6 billion, 7%, to £103.3 billion. Other bank placings decreased by £3.8 billion, 49%, to £3.9 billion and amounts due from the holding company and fellow subsidiaries decreased by £3.9 billion, 4%, to £99.4 billion.

Loans and advances to customers increased by £7.7 billion, 5%, to £176.8 billion. Within this, amounts due from fellow subsidiaries were down £0.5 billion, 45%, to £0.6 billion. Customer lending increased by £8.1 billion, 5%, to £176.3 billion, primarily reflecting £11.7 billion net growth in mortgages lending in UK PBB, partially offset by a £1.4 billion reduction in Ulster Bank RoI’s tracker mortgage portfolio and RCR loan disposals.

Debt securities decreased by £6.6 billion, 48%, to £7.2 billion as a result of reductions in held-for-trading government and financial institution securities in CIB.

Movements in the fair value of derivative assets, down £1.3 billion, 33%, to £2.6 billion, and liabilities, down £1.8 billion, 40% to £2.6 billion, were driven by a reduction in interest rate swap notionals as well as yield curve movements.

The increase in assets and liabilities of disposal groups from nil, up to £3.3 billion and £2.7 billion respectively, reflects the transfer of the international private banking business to disposal groups.

Deposits by banks decreased by £1.6 billion, 6%, to £24.6 billion, with decreases in amounts due to the holding company and fellow subsidiaries, down £2.5 billion, 13%, to £17.6 billion, offset by increases in other bank deposits, up £0.9 billion, 14%, to £7.0 billion.

Customer accounts decreased £2.7 billion, 1%, to £231.7 billion. Within this, amounts due to fellow subsidiaries decreased by £5.4 billion, 41%, to £7.8 billion. Other customer deposits were up £2.7 billion, 1%, at £223.9 billion, with the increase mainly in UK PBB and Commercial Banking.

Owner’s equity decreased by £0.6 billion, 4%, to £14.8 billion, driven by the £1.2 billion attributable loss for the year, offset by capital contributions from the holding company of £0.8 billion.

Financial review Capital and risk management

Financial review Capital and risk management

Risk overview*

Presentation of information

Except as otherwise indicated by an asterisk (*), information in the Capital and risk management section (pages 13 to 96) is within the scope of the Report of Independent Registered Public Accounting Firm. Unless otherwise indicated, disclosures in this section include disposal groups businesses in relevant exposures. Disposal groups comprise International private banking business; the first tranche of the sale has been completed and the final tranche is due to complete in the first half of 2016.

Capital and risk management are conducted on an overall basis within the RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most part, discussions on these aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

Risk governance

Governance structure

The risk governance structure of RBS Group and the main purposes of each of the committees are illustrated below:

*unaudited

Financial review Capital and risk management

Risk overview* continued

Three lines of defence

The three lines of defence model is used industry-wide for the management of risk. It provides a clear set of principles by which to implement a cohesive operating model, one that provides a framework for the articulation of accountabilities and responsibilities for managing risk across the organisation.

First line of defence - Management and supervision

The first line of defence includes customer franchises, Technology and Operations and support functions such as HR, Communications and Financial MI. Responsibilities include:

•         Owning, managing and supervising, within a defined risk appetite, the risks which exist in business areas and support functions.

•         Ensuring appropriate controls are in place to mitigate risk: balancing control, customer service and competitive advantage.

•         Ensuring that the culture of the business supports balanced risk decisions and compliance with policy, laws and regulations.

•         Ensuring that the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence - Oversight and control

The second line of defence includes RBS Group Risk Management and Conduct & Regulatory Affairs (see below for further information), Legal, and the financial control aspects of Finance. Responsibilities include:

•         Working with the businesses and functions to develop the risk and control policies, limits and tools for the business to use to discharge its responsibilities.

•         Overseeing and challenging the management of risks and controls.

•         Leading the articulation, design and development of risk culture and appetite.

•         Analysing the aggregate risk profile and ensuring that risks are being managed to the desired level (risk appetite).

•         Providing expert advice to the business on risk management.

•         Providing senior executives with relevant management information and reports and escalating concerns where appropriate.

•         Undertaking risk assurance (see below for more information).

Third line of defence - Internal Audit

Responsibilities include:

•         Designing and delivering a risk-based audit plan to provide assurance on material risks and report on whether RBS is managing its material risks effectively.

•         Monitoring, evaluating and reporting on the remediation of material risks across the RBS Group.

•         Engaging with management and participating in key governance fora to provide perspectives, insights and challenge so as to influence the building of a sustainable bank.

•         Advising the Group Audit Committee and executive management with respect to the Group’s material risks and their associated controls.

•         Reporting any matters which warrant escalation to the RBS Group Board, the Board Risk Committee, Group Audit Committee and the Executive Committee as appropriate.

•         Providing independent assurance to the FCA, PRA, CBI and other key jurisdictional regulators on both specific risks and control themes.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Management structure

RBS Group’s management structure and the main elements of each role are set out below.

Notes:

(1)    RBS Group Risk Management

The RBS Group Chief Risk Officer (CRO) leads RBS Group Risk Management. The CRO reports directly to the Chief Executive and has an indirect reporting line to the Chairman of the Board Risk Committee and a right of access to the committee’s chairman.

RBS Group Risk Management is a function independent of the franchises, structured by risk discipline to facilitate the effective management of risk.

RBS Group Risk Management is organised into six functional areas: Credit Risk; Enterprise-Wide Risk; Risk Infrastructure; Operational Risk, Support Functions and Divested Businesses; Risk Assurance; and Market Risk. Directors of Risk are appointed for each of the franchises and for Services. This streamlined structure consolidates risk information, allowing for more efficient decision-making.

The directors of risk functions are responsible for RBS Group-wide risk appetite and standards within their respective disciplines and report to the CRO.

CROs are in place for certain jurisdictions and legal entities to meet local regulatory and governance requirements. They lead the risk management teams locally in support of functional risk heads where teams follow a functional operating model. The key CRO roles report directly to the RBS Group CRO.

Risk committees in the customer businesses and key functional risk committees oversee risk exposures arising from management and business activities and focus on ensuring that they are adequately monitored and controlled.

  (2)  Conduct & Regulatory Affairs

Conduct & Regulatory Affairs (C&RA) is led by the RBS Group’s Chief Conduct & Regulatory Affairs Officer, who reports directly to the RBS Group Chief Executive and has an indirect reporting line to the Board Risk Committee and a right of access to the committee’s chairman. It is responsible for providing oversight of conduct risk and regulatory risk at RBS Group, and does so by setting RBS Group-wide policy and standards, providing advice to each customer business, and ensuring that the mitigating controls are suitable. C&RA also provides leadership of the RBS Group’s relationships with its regulators.

The functional heads (the Directors of Financial Crime, Advisory, Remediation, Compliance Services and Regulatory Affairs), report to the Chief Conduct & Regulatory Affairs Officer. Each is responsible, where appropriate, for the RBS Group-wide risk appetite and standards of their respective areas.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Risk assurance

Risk assurance is a second line of defence function in which most of the RBS Group’s risk assurance activities are centralised. These primarily comprise credit risk and market risk quality assurance, controls assurance and Model Risk Management, each of which is described below.

Credit risk and market risk quality assurance: These teams provide assurance to both internal and external stakeholders including the Board, senior management, risk functions, franchises, Internal Audit and the regulators.

Credit risk and market risk quality assurance undertake reviews which assess various aspects of risk as appropriate: including: the quality of risk portfolios; the completeness, suitability, accuracy and timeliness of risk measurements; the quality of risk management practices; policy compliance; and adherence to risk appetite. This includes monitoring the Group’s credit portfolios and market risk exposures to assist in early identification of emerging risks, as well as undertaking targeted reviews to examine specific concerns raised either by these teams or by their stakeholders.

The Risk Assurance Committee (RAC) provides governance to ensure a consistent and fair approach to all aspects of the review activities of credit and market risk assurance. Additionally, RAC monitors and validates the ongoing programme of reviews and tracks the remediation of review actions. The credit and market risk assurance teams also attend relevant committees run by the customer franchises and other risk functions to ensure strong communication channels are maintained.

Controls assurance: This team tests the adequacy and effectiveness of key controls relating to credit and market risk, including those within the scope of Section 404 of the US Sarbanes-Oxley Act of 2002. Since the team’s creation in late 2014, testing has primarily covered key controls within CIB and CPB.

Model risk management

Model governance

Model governance follows a three lines of defence approach, with model developers having primary accountability and Model Risk Management (MRM) acting in a second-line-of-defence capacity.

MRM is responsible for setting policy, providing governance and insight for all of the Group’s statistical, economic, financial or mathematical models and performing independent model validation where necessary. It works with individual businesses to set appropriate model standards, and monitor adherence to these, to ensure that models are developed and implemented appropriately and that their operational environment is fit for purpose.

Going forward, MRM will be responsible for defining and monitoring model risk appetite in conjunction with model developers, monitoring the model risk profile and reporting on the model population and escalating issues to senior management.

The general approach to MRM’s independent model validation for risk and pricing models is detailed below. For more specific information relating to market risk models and pricing models, refer to page 94.

Models used within Risk

The Group uses a variety of models as part of its risk management process and activities. Key examples include the use of model outputs to support risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting, as well as the calculation of risk-weighted assets. Other examples include the use of models to measure market risk exposures and calculate associated capital requirements, as well as for the valuation of positions. The models used for stress testing purposes also play a key role in ensuring the Group holds sufficient capital, even in stressed market scenarios.

For more information on the use of models in the management of particular types of risk, notably credit and market risk, refer to the relevant section.

Independent model validation

MRM performs reviews of relevant risk and pricing models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

A new model is typically introduced when an existing model is deemed no longer fit for purpose or when exposure to a new product requires a new approach to ensure that risks are appropriately quantified. Amendments are usually made when a weakness is identified during use of a model or following analysis either by the model developers or by MRM.

MRM’s independent review comprises some or all of the following steps, as appropriate:

°          Testing and challenging the logical and conceptual soundness of the methodology;

°          Testing the assumptions underlying the model, where feasible, against actual behaviour. In its validation report, MRM will opine on the reasonableness and stability of the assumptions and specify which assumptions, if any, should be routinely monitored in production;

°          Testing whether all key appropriate risks have been sufficiently captured;

°          Checking the accuracy of calculations;

°          Comparing outputs with results from alternative methods;

°          Testing parameter selection and calibration;

°          Ensuring model outputs are sufficiently conservative in areas where there is significant model uncertainty;

°          Confirming the applicability of tests for accuracy and stability; recalculating and ensuring that results are robust; and

°          Ensuring appropriate sensitivity analysis has been performed and documented.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Based on the review and findings from MRM, the RBS Group’s model or risk committees with appropriate delegated authority consider whether a model can be approved for use and whether any conditions need to be imposed, including those relating to the remediation of material issues raised through the review process. Once approved through internal governance, the new or amended model is implemented. Models used for regulatory reporting may additionally require regulatory approval before implementation.

MRM reassesses the appropriateness of approved risk models on a periodic basis according to the approved Periodic Review Policy. Each periodic review begins with an initial assessment. A decision is then made by an internal model governance committee with appropriate delegated authority. Based on the initial assessment, the committee will decide to re-ratify a model based on the initial assessment or to carry out additional work prior to making a decision. In the initial assessment, MRM assesses changes since the last approval along the following dimensions, as appropriate: change in size/composition of the portfolio, market changes, model performance, model changes, status of any outstanding issues, scheduled activities including work carried over from previous reviews.

MRM also monitors the performance of RBS Group’s portfolio of models. By engaging with the business and model users, MRM assesses whether models still capture underlying business rationale appropriately.

Risk culture and appetite

Risk culture

A strong risk culture, as part of a healthy organisational culture, is essential to the realisation of the RBS Group’s ambition to build a truly customer-centric bank.

It seeks to create a strong risk culture that becomes part of the way people work and think. Such a culture should be supported by robust practices on risk identification, measurement and management, and on associated controls and governance. Risk competencies, mindsets and behaviours needed to support risk culture should be embedded across the organisation and made integral to performance reviews.

In 2015, significant steps were taken in measuring and benchmarking risk culture across all areas of the RBS Group. This has resulted in agreement on its target risk culture and initiatives needed to achieve it. While changing organisational culture will take time, risk culture objectives form a key part of individual performance objectives at all levels of the RBS Group.

The target risk culture is clearly aligned to the RBS Group’s core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. They act as a clear starting point for a strong and effective risk culture.

Aligned to these values is the Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

*unaudited

Financial review Capital and risk management

Risk overview* continued

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision making and a clear focus on good customer outcomes. They are aligned with the people management and remuneration processes to support a positive and strong risk culture through appropriate incentive structures.

A simple decision-making guide (called the “YES check”) has been included in the Code of Conduct. It is a simple, intuitive set of five questions, designed to ensure the values guide day-to-day decisions:

°          Does what I am doing keep our customers and the Group safe and secure?

°          Would customers and colleagues say I am acting with integrity?

°          Am I happy with how this would be perceived on the outside?

°          Is what I am doing meeting the standards of conduct required?

°          In five years’ time would others see this as a good way to work?

Each question is a prompt to think about the situation and how it fits with the Group’s values. It ensures that employees can think through decisions that do not have a clear answer, guiding the judgements behind their decisions and actions.

If conduct falls short of the RBS Group’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. The RBS Group Performance and Remuneration Committee also consider risk performance and conduct when determining overall bonus pools. The Committee’s decisions on pay aim to reinforce the need for good behaviours by all employees.

The RBS Group’s policies require that risk behaviour assessment is incorporated into performance assessment and compensation processes for enhanced governance staff.

Risk-based key performance indicators

The RBS Group-wide remuneration policy requires remuneration to be aligned with, and to support, effective risk management. The policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the UK Remuneration Code.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to the Group’s learning strategy.

The RBS Group offers a wide range of risk learning across the risk disciplines: Market Risk; Credit Risk; Operational Risk; Enterprise Risk; and Conduct and Regulatory Risk. This training can be mandatory, role specific or for personal development and includes technical and behavioural content.

*unaudited

Financial review Capital and risk management

Risk overview* continued

There is mandatory learning that has to be completed by everyone and is focused on keeping employees, customers and the Group safe. This learning is accessed via the online learning system and is dependent on their role and business area. This makes it easy for employees to access and complete and allows monitoring at all levels to ensure completion.

Risk appetite

Risk appetite is the way in which the RBS Group expresses the level of risk it is willing to accept in order to achieve its strategic, business and financial objectives.

It is key to ensuring overall safety and soundness and in embedding a strong risk culture throughout the Group.

The RBS Group Board reviews and approves the risk appetite framework annually, establishing the level and types of risks the Group is able and willing to take in order to meet its:

•         Strategic objectives - The strategic plan is built on the core foundations of serving customers well, building a sustainable risk profile and creating long-term value for its shareholders; and

•         Wider obligations to stakeholders - If the Group is safe and sound and puts serving customers at the heart of its thinking, it will also perform well for its owners, employees, regulators and communities.

Risk appetite is set for material risks and is cascaded and embedded across the Group. It clearly informs, guides and empowers the businesses to execute their strategies within risk appetite.

Strategic risk appetite

The RBS Group’s risk appetite framework is designed to ensure the Group remains safe and serves customers as well as its wider stakeholders.

*unaudited

Financial review Capital and risk management

Risk overview* continued

The RBS Group Board has set out four key strategic risk appetite objectives, aligned with the strategic plan, which provide the boundaries within which the risk appetite for all material risks is set. The strategic risk appetite objectives are:

•         Maintain capital adequacy. To ensure there is sufficient capital resources to meet regulatory requirements and to cover the potential for unexpected losses.

•         Deliver stable earnings growth. To ensure that strategic growth is based around a longer-term risk-versus reward consideration, risk appetite is set at a level where the Group would remain profitable under severe stress.

•         Designed to ensure stable and efficient access to funding and liquidity. To ensure that there is sufficient funding to meet its obligations, taking account of the constraint that some forms of funding may not be available when they are most needed.

•         Maintain stakeholder confidence. To ensure that the Group is respected, valued and trusted by stakeholders (customers, employees, debt and equity investors, regulators and the wider community) to attain its strategic objectives, and establish and maintain an appropriate business culture and operational controls.

The strategic risk objectives are the bridge between the RBS  Group-wide business strategy and the frameworks, limits and tolerances that are used to set risk appetite and manage risk in the business franchises on a day-to-day basis.

Risk appetite measures

Risk appetite starts with the strategic goals set by the RBS Board and is cascaded through key limits and risk tolerances that influence decision-making at all levels.

Risk appetite is set in a manner that:

•         Is aligned to business and financial goals. The risk appetite framework ensures that risk is managed in a manner that aligns to and supports the attainment of business and financial objectives.

•         Is meaningful to the business. Where possible risk appetite is expressed quantitatively and in a manner that can be cascaded meaningfully and unambiguously to the business. Risk control frameworks and limits set detailed tolerances and limits for managing risk (such as credit risk and market risk) on a day-to-day basis. These limits support, and are required to be consistent with, the strategic risk appetite.

•         Considers performance under stress. The establishment and monitoring of risk appetite considers potential risk exposures and vulnerabilities under plausible stress conditions.

Effective processes exist for frequent reporting of the RBS Group’s risks against agreed risk appetite to the RBS Group Board and senior management.

Risk appetite statements

Risk appetite is set at RBS Group-wide level then cascaded and embedded across all businesses and support functions.

Each franchise, RBS Group-wide material risk owner, function and material legal entity is required to develop, own and manage a risk appetite statement that:

•         Is aligned to strategic objectives and financial plans.

•         Articulates the level of acceptable risk for all material risks.

•         Sets out the escalation path to be followed in the event of a breach of risk appetite. The communication of risk appetite helps embed appropriate risk taking into the RBS Group’s culture.

*unaudited

Financial review Capital and risk management

Risk overview* continued

The communication of risk appetite helps embed appropriate risk taking into the RBS Group’s culture.

Risk control frameworks and limits

Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite in day-to-day risk management decisions. The risk control frameworks manage risk by expressing a clear tolerance for material risk types that is aligned to business activities.

The RBS Group Policy Framework directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence the Group’s risk control and governance. Its integrated approach is designed to ensure that appropriate controls, aligned to risk appetite, are set for each of the material risks it faces, with an effective assurance process put in place to monitor and report on performance. Risk appetite has its own policy within the RBS Group Policy Framework. This policy sets out clear roles and responsibilities to set, measure, cascade and report performance against risk appetite, and provides assurances that business is being conducted within approved risk limits and tolerances.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Risk coverage

The main risk types faced by the Group are presented below. For further information, refer to pages 26 to 96.

Risk type	How the risk arises	2015 overview (1)
Capital adequacy risk	Capital adequacy risk arises from inefficient management of capital resources.

The PRA monitors capital and leverage on a legal entity basis; the commentary below relates to NatWest, the most significant legal entity within the Group:

•         The PRA transitional CET1 ratio decreased from 13.9% to 11.6%, reflecting the current year loss of £1.4 billion, including PPI provisions of £0.4 billion and the impairment of investments in US related subsidiaries of £1.6 billion. The loss on remeasurement of the retirement benefit schemes resulted in a CET1 capital reduction of £1.4 billion, which was partially offset by a capital injection of £800 million from RBS plc.

•         Modelled credit risk RWAs decreased by £1.5 billion, primarily Retail as a result of risk parameter improvements in PBB.

•         Standardised RWAs decreased by £6 billion, primarily reflecting a move from risk-weighting to capital deduction of significant investments in financial institutions, as part of phased in implementation of end-point CRR.

•         Leverage ratio was 4.7% at 31 December 2015.

Liquidity and funding risk	Liquidity and funding risk arise through the maturity transformation role that the Group performs and arises from day-to-day operations.

•         The Group’s liquidity portfolio, largely secondary liquidity comprising loans, was £48 billion (£45 billion within the UK group and £5 billion in UBIL) at 31 December 2015, an increase of £10 billion from 2014. The increase was due to higher mortgage loans available for discounting reflecting growth in UK PBB.

•         Third party customer loan:deposit ratio was broadly unchanged at 76% (2014 - 75%) as reductions in Capital Resolution were broadly offset by mortgage growth in UK PBB. Third party customer loans, increased by £5 billion to £167 billion, reflecting UK PBB lending growth, and third party customer deposits increased by £2 billion mainly within UK PBB and Commercial Banking.

Business risk	Business risk arises from exposure to, and the ability to assess the impact of, changes in the macro-environment, competition, business operations and technology.

•         The Group reduced its business risk profile by implementing its strategic plan to shift the business mix towards the UK and the retail and commercial banking segments, with riskier activities in CIB and Capital Resolution curtailed via disposals and run-down.

•         The Group continued with its simplification agenda and cost reduction programme.

Note:

(1)       Refer to page 249 for abbreviations and acronyms.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Risk type	How the risk arises	2015 overview
Reputational risk

Reputational risk can arise from the conduct of employees; activities of customers and the countries in which they operate; provision of products and transactions; as well as operations and infrastructure.

•         The importance of reputational risk was reinforced with the implementation of a Reputational Risk Policy across business franchises and functions to improve the identification, assessment and management of customers and issues that present a reputational risk.

•         The most material threats to the Group’s reputation continued to originate from historical and more recent conduct issues. As a result, the Group has been the subject of investigations and reviews by a number of its regulators, some of which have resulted in fines and public censure.

Conduct and regulatory risk

Conduct risk arises if customers are not treated in line with their and other stakeholders’ expectations. Conduct risk also arises if the Group does not take effective action to prevent fraud, bribery and money laundering.

Regulatory risk arises from the Group’s regulatory, business or operating environments and the Group’s response to them

•         Conduct and litigation costs were £2.8 billion in 2015 compared with £1.0 billion in 2014 and included additional provisions of £2.1 billion for historical investment banking activity in the US and £0.4 billion for PPI. The Group continued to remediate historical conduct issues, while also focusing its customer-facing businesses and support functions around the needs of its customers.

•         A new Conduct Risk Appetite Framework was established.

•         The RBS Group implemented programmes to prepare for ring-fencing and the UK’s new individual accountability regime, as well as other future regulatory requirements; there was significant investment in anti-money laundering controls, governance and training.

Operational risk

Operational risk arises from a failure to manage operations, transactions and assets appropriately. It may arise from human error, an inability to deliver change on time or adequately, or the unavailability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law.

•         The functional operating model for operational risk was embedded, with the aim of ensuring this is managed consistently across the Group. This supplemented work by the customer businesses to improve understanding of the operational risk profile and the actions required to mitigate risks outside of appetite.

•         Following the major IT incident of 2012, there was further significant investment in upgrading  core banking technology infrastructure and in improving a broad range of processes and tools.

•         The threat to the security of the Group’s information from cyber attacks continued to be closely monitored. During 2015 the RBS Group participated in industry-wide cyber attack simulations in order to help test and develop defence planning. Actions taken to mitigate the risk included a large-scale programme to improve user access controls, a reduction in the number of external websites, and enhanced protection against malware.

•         RBS Group operational risk continued to oversee the execution of major projects, including the transformation plan, the restructuring of CIB and the divestment of Williams & Glyn. This ensured the associated risks were assessed and understood with mitigating activity in place wherever possible.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Risk type	How the risk arises	2015 overview
Pension risk	The Group is exposed to pension risk through its defined benefit schemes and the variations in their value.

•         Following developments in pension accounting and reporting during 2015, the Group revised its policy for determining whether or not it has an unconditional right to a refund of any surpluses in its employee pension funds and also revised prior periods. The incremental impact of this, combined with the accelerated payment made in March 2016, is anticipated to improve the Group’s risk profile, capital planning, and resilience through the period to 2019. The accelerated payment is also expected to provide the main scheme trustee with more flexibility over investment strategy.

•         Subject to PRA approval, the adverse CET1 capital impact resulting from the accounting policy change and the accelerated payment is expected to be partially offset by a reduction in CET1 capital requirements. Any such core capital offsets are likely to occur at the earliest from 1 January 2017, but they will depend on the PRA’s assessment of the Group’s CET1 capital position at that time.

Credit risk	Credit risk arises from lending and AFS debt securities. Counterparty credit risk results from derivatives and securities financing transaction activities.

•         The growth in UK PBB gross mortgage lending reflected the strategy to refocus the Group’s business on the UK market, as well as improving economic conditions and increasing house prices in a continuing low interest environment.

•         Asset quality improved due to continued focus on reducing risk concentrations and the reduction in exit portfolios driven by the RCR disposal strategy as well as improving economic and market conditions in the UK and Ireland.

•         Credit quality remained stable, with risk elements in lending decreasing to £8.4 billion (4.8% of gross customer loans) at 31 December 2015, from £19.8 billion (11.2%) at 31 December 2014 and were covered by impairment provision by 64% or £5.4 billion (2014 - 70% or £13.9 billion). Credit metrics principally reflected Capital Resolution disposals and the impact of supportive economic conditions.

Market risk

The majority of the Group’s market risk relates to non-traded market risk exposure from retail and commercial banking activities from assets and liabilities that are not classified as held for trading.

Traded market risk exposure arises in CIB and Capital Resolution through transactions in financial instruments primarily in debt securities, securities financing and derivatives.

•         The Group’s average  internal non-trading interest rate VaR, largely sterling related,  was broadly unchanged at £96 million (2014 - £104 million), albeit period end VaR was slightly higher at £90 million (2014 - £87 million), reflecting increased exposure to medium-term interest rates. Market risk is higher than at RBS Group because some structural interest rate risk exposures are hedged at a consolidated level.

•         NatWest’s average and period end internal trading VaR was broadly unchanged in 2015 compared to 2014. RBSSI’s average internal trading VaR decreased to £1.3 million (2014 - £7.4 million), primarily reflecting strategic exits including from US asset-backed products trading in the first half of 2015.

*unaudited

Financial review Capital and risk management

Capital management*

Definition

Capital management lies at the core of the RBS Group’s strength and sustainability goals. The Group defines capital as that part of the liability side of its balance sheet that has the capacity to absorb losses. The construction of capital starts with Common Equity Tier 1 (CET1) and other classes of capital such as Additional Tier 1 (AT1) and Tier 2. The Group will build up sufficient minimum requirements for eligible liabilities (MREL) over the coming years in line with regulatory requirements. Capital management involves the optimisation and efficient use of capital required by businesses, the outcomes of stress testing, the requirements of the market and the regulators and the supply of adequate forms of capital at acceptable prices.

The Prudential Regulatory Authority (PRA) monitors capital and leverage on a legal entity basis. Consequently, quantitative capital, leverage and RWA disclosures for significant legal entities within the Group, primarily NatWest and to a lesser extent Ulster Bank Ireland Limited (UBIL), are included in this section; capital is based on a CRR transitional basis and leverage on CRR Delegated Act.

Overview and key developments

•         NatWest:

o         CET1 ratio decreased from 13.9% to 11.6%, reflecting the current year loss of £1.4 billion, including PPI provisions of £0.4 billion and the impairment of investments in US related subsidiaries of £1.6 billion following additional provisions relating to US RMBS litigation. The loss on remeasurement of the retirement benefit schemes resulted in a CET1 capital reduction of £1.4 billion, which was partially offset by a capital injection of £800 million from RBS plc.

o         Modelled credit risk RWAs decreased by £1.5 billion, primarily Retail as a result of risk parameter improvements in PBB.

o         Standardised RWAs decreased by £6 billion primarily reflecting a move from risk-weighting to capital deduction of significant investments in financial institutions, as part of phased in implementation of end-point CRR.

o         Leverage ratio was 4.7% at 31 December 2015.

•         UBIL:

o         CET1 ratio improved from 17.3% to 29.6%. 2015 CET1 ratio benefited from the inclusion of £0.9 billion of 2014 profit.

o         RWAs were £5.0 billion lower with the contributors being the reduction in the tracker mortgage portfolio, lower Central Bank of Ireland add-on for corporate exposures and exchange rate measurements.

o         Leverage ratio was 24.0 % at 31 December 2015, reflecting the strong capital position.

Risk appetite and strategy

Risk appetite

The RBS Group’s risk appetite framework establishes appetite targets on quantitative and qualitative measures which are set by the Board, aligned with its key strategic risk objectives. Capital risk appetite is set at the holding company level and cascaded to material subsidiaries to help inform capital targets alongside other quantitative measures such as Individual Capital Guidance set annually by the PRA.

The RBS Group has a capital management framework including policies and procedures that are designed to measure actual and projected capital performance against risk appetite, ensures that it continues to comply with regulatory requirements and is positioned to meet anticipated future changes to its capital requirements.

The RBS Group’s capital risk appetite at the holding company level, which informs its capital targets at subsidiary levels, is reviewed and set annually by the Board. Capital risk appetite sets target ratios for CET1 and leverage under stress scenarios and reverse stress tests. These then inform capital targets. The RBS Group also looks at other factors that may impact capital targets such as double leverage, distributable reserves, capital headroom to Maximum Distributable Amount (MDA) and intra group limits and exposures. Risk appetites are also set at legal entity level and may encompass additional specific risk measures such as intra group exposures and limits and double leverage.

Strategy

The Group maintains a sufficient level of capital that allows it to operate over its strategic horizon with an agreed risk appetite in pursuit of its business strategy, taking into account regulatory requirements, support for customers and to provide confidence to stakeholders.

The RBS Group is able to accumulate additional capital through the reduction in RWAs (either through disposals or natural attrition) accumulation of profits over time, by raising new equity via, for example, a rights issue or debt exchange and by raising AT1 and Tier 2 capital by issuing subordinated liabilities at the holding company level and downstreaming to subsidiaries such as NatWest. The cost and availability of additional capital is dependent upon market conditions and perceptions at the time. The RBS Group is also able to manage the demand for capital through management actions including adjusting its lending strategy, risk hedging strategies and through business disposals.

The level of CET1 at the consolidated level and within specific legal entities is the cornerstone of capital strategy. Complementing CET1, the RBS Group issues externally and will allocate internally AT1 capital, Tier 2 capital and looking forward, MREL instruments in accordance with internal needs, regulatory requirements and strategic plans. The amount of additional capital is determined as part of the annual budgeting cycle, by market conditions and through ongoing dialogue with regulators. It is under constant review and evaluation to ensure that it provides efficient and optimally valued benefits at all times.

*unaudited

Financial review Capital and risk management

Capital management* continued

The capital raising strategy is driven by two factors: the optimal blend to satisfy regulatory requirements, and the most cost effective means of financing. The RBS Group has a range of instruments available to it both internally and externally. It also has legacy capital instruments that may still have some transitional benefits under the changing regulatory framework. The RBS Group constantly looks at the value and efficiency provided by those instruments and will take such market related actions to the extent that circumstances and conditions merit such action. The RBS Group’s policy is to manage its externally issued portfolio of debt securities at holding company and subsidiary level for value.

*unaudited

Financial review Capital and risk management

Capital management* continued

Framework and governance

The framework for capital management within the RBS Group first looks at the sources and drivers of risk based capital requirements. Through the internal budget and planning cycle, and increasingly through stress testing, each franchise balances the blend of products that is offered to customers, having regard to the impact of each on capital and leverage against the backdrop of the overall business strategy. Capital and risk management, including capital planning (refer page 29), stress testing and ICAAP,  are conducted on an overall basis within the RBS Group such that common frameworks and models apply across the RBS Group. Therefore, for the most part, discussions on these aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

A number of tools and processes taken together contribute to an integrated view of capital management. The diagram below presents this view:

Governance

The RBS Group Board sets the strategic direction and ensures that the RBS Group manages risk effectively by approving and monitoring its strategic risk appetite, considering RBS Group-wide stress scenarios and agreed mitigants, as well as identifying longer-term strategic threats to the business operations. The Board also approves the ICAAP.

Capital planning

•        The RBS Group uses the budgeting cycle to forecast future capital requirements at CET1, Tier 1, Tier 2 and total capital levels including MREL at both holding company level and major operating entity level. Forecasts are measured against minimum regulatory requirements and specific regulatory guidance such as the Individual Capital Guidance.

•        Strategic considerations in the medium-term capital plan will be driven by key impacts such as a more restrictive approach to the capital base, higher capital ratio targets and enhanced risk coverage.

Stress testing (and use of)

•        This is an integral part of capital planning. Stress testing results are produced through the same capital planning and stress testing models used for the budgeting and monthly review.

•        In addition to informing the ICAAP, stress testing in the RBS Group is a key risk management tool used to support strategic financial planning, risk appetite, risk identification and risk mitigation.

•        Stress testing results are presented to senior management (and BRC/Board) periodically, and used to assess capital impacts of business decisions.

Recovery and resolution planning

The RBS Group prepares an annual recovery plan, which include a framework of indicators identifying the points at which appropriate actions may be taken in the event of unexpected weaknesses in its capital or liquidity resulting from either idiosyncratic or systemic stress, as well as a menu of options for addressing such weaknesses. The RBS Group’s 2015 Recovery Plan was prepared in line with the PRA’s requirement that banks prepare, maintain and review recovery plans.

Internal Capital Adequacy Assessment Process (ICAAP)

The ICAAP assesses the RBS Group’s material risks determining how much capital is required to cover these risks. The ICAAP consists of two types of internal capital assessment:

•           a Point-in-time capital assessment as at the financial year end, and

•           a Forward-looking stress capital assessment.

The final ICAAP is approved by the RBS Group Board prior to submission to the PRA.

Assessing, monitoring and maintaining adequate capital. It is the RBS Group’s policy to build and sustain a strong capital base and to use it efficiently throughout its activities to support strategic objectives and optimise shareholder returns while maintaining a prudent relationship between its capital base and the underlying risks of the business, including the risk of excessive leverage.

Board Risk Committee (BRC)

With sight of various risk types the RBS Group Board Risk Committee (BRC) is responsible for providing oversight and advice to the Board in relation to current and potential future risk exposures of the RBS Group and future risk strategy, including determination of risk appetite and tolerance.

Capital Risk Assessment (CRA)

CRAs are annual ‘top down’  processes to help identify, understand and assess material risks. Consideration is given to whether and how much capital should be set aside against each risk type forming a key input to the ICAAP. For effective risk management CRAs are marked against financial or non-financial thresholds.

*unaudited

Financial review Capital and risk management

Capital management* continued

Capital planning

Capital and leverage is actively managed and regulatory ratios are a key factor in the RBS Group’s planning processes and stress analyses. Capital planning is an activity undertaken within Treasury to determine the appropriate amount of capital needed over the budget horizon under both base and stress projections using both risk and leverage based assessment tools and given a specific risk appetite.

Capital plans are derived for the RBS Group overall and its major operating, regulated entities. Capital plans are prepared in compliance with specific regulatory rules (for example CRD IV) and in accordance with system wide and local, specific regulatory guidance. Capital plans for UK regulated entities are drawn up centrally whereas capital plans for non-UK regulated entities are drawn up locally and subject to central review and challenge to ensure consistency of approach and adherence to capital management policies. Capital plans take into account any funding arrangements between the holding company entity and operating entities. The RBS Group is transitioning to a single point of entry (SPE) structure under the Independent Commission on Banking’s (ICB’s) ringfencing requirements. This creates a need to actively manage any legacy securities issued externally by the operating entities and any internal funding arrangements between entities, particularly the holding company.

The starting point for any capital plan will be with the annual budget cycle which forecasts the Group’s balance sheet trajectory over a 5 year forward looking horizon. The budget cycle will incorporate assumptions about the future shape and direction of the balance sheet of the RBS Group and its operating entities. It will include assumptions around the future path of RWAs, profitability and tax. Idiosyncratic factors such as conduct and litigation costs and disposals are also considered. Finally known or expected system or firm specific regulatory guidance (for example phasing in of CRD IV assumptions or leverage requirements) are also considered.

The capital plans are tested for capital adequacy and measured against the RBS Group’s risk appetite framework using a range of stress scenarios covering adverse economic conditions as well as other adverse factors that could impact the bank. In addition the RBS Group maintains a recovery plan, including for designated significant legal entities within the Group,  which sets out a range of potential mitigating actions that could be taken in response to an extreme stress. Known and expected assumptions around the future direction of regulation is also taken into account. Furthermore specific idiosyncratic risks such as conduct risk are factored into capital plans.

From these inputs a forecast will be derived on how much capital is required to support these assumptions using both risk and leverage based approaches. This will estimate the required amount of CET1 through to non-capital minimum requirement eligible liabilities (MREL) in each period over the forecast.

Once the capital plan is approved it is then subject to ongoing review and assessment to reflect changes to the underlying components such as forecasts or new regulatory guidance or assumptions. Shorter term forecasts are more frequently undertaken to understand and respond to variations of actual performance against the plan.

Capital policies and procedures are subject to independent oversight. Regular reporting of actual and projected capital and leverage ratios, including those in stressed scenarios, is undertaken, including submissions to the RBS Group’s ALCo, ERF, EXCo, Board Risk Committee and the Board.

The regulatory framework within which the RBS Group operates continues to be developed at a global level through the FSB and Basel Committee, at a European level mainly through the issuance of CRD IV technical standards and guidelines and within the UK by the PRA and through directions from the FPC.

The RBS Group continues to monitor regulatory developments very closely, analysing the potential capital impacts to ensure it continues to maintain a strong capital position that exceeds the minimum regulatory requirements and risk appetite and is consistent with market expectations.

Capital requirements: Pillar 1 and 2

Capital demand is normally the aggregation of Pillar 1, Pillar 2A, the greater of the CRD IV or Pillar 2B buffers, and any management buffer (for example over and above MDA). Pillar 2 is becoming an increasingly important component of our capital requirements.

Pillar 2A is determined through the ICAAP process mentioned herein and reflects RBS Group specific risks. Factors driving Pillar 2 requirements include operational risk, interest rate risk in the banking book, credit concentration risk and pension risk amongst others.

The Pillar 2B requirement and recently introduced PRA buffer reflects the impact of stress through the analysis undertaken in annual ICAAP. The amount of stress capital may well also be informed by performance under the new regulatory stress testing process. The amount of stress based capital requirement is the higher of Pillar 2B or the CRD IV risk buffers plus any management buffer.

A management buffer may be overlaid on top of that to reflect additional risks that the RBS Group Board believe are prudent to cover (such as headroom over and above any MDA threshold).

Capital supply

Capital supply consists of the amount of CET1, AT1, Tier 2 and, going forward, non-capital MREL securities in existence at any one time.

*unaudited

Financial review Capital and risk management

Capital management* continued

Regulatory developments and the impact on RBS Group and its subsidiaries’ current and future capital position

Regulatory proposals and rules issued or set by the following regulators are the most relevant for the RBS Group:

•         Basel - recommendations for all major international institutions - usually through Basel Committee of Banking Supervision (BCBS);

•         EU - issue consistent rules for all EU banks and investment firms, commonly through the European Banking Authority (EBA); and

•         PRA - additional local rules for UK banks and investment firms.

Capital

Following the implementation of the Basel III proposals through the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (CRD), collectively known as CRR/CRD IV, which came into effect on 1 January 2014, the regulatory drive towards improved capital standards for banks continues and is centred on three broad themes:

•         Robust definitions of capital for CET1 and leverage purposes that are not dependent on one or more economic cycles;

•         Improved strength of banks, with strategic plans and business models capable of undergoing one or more significant stress events; and

•         Valid and viable recovery plans in place for banks to return to normality after a period of stress or, easy application of the resolution frameworks.

Many of these aspects still require analysis and debate and therefore any implementation is likely to take many years.

CRR/CRD IV introduced the following minimum requirements to be met by 2019:

•         Pillar 1 requirement of: CET1 of 4.5% of RWAs; Tier 1 of 6%; and total capital of 8%; and

•         CRD IV Combined buffers: capital conservation buffer of 2.5% of RWAs; countercyclical capital buffer of up to 2.5%; GSIB surcharge of 1.0% for the RBS Group based on the most recent determination from the FSB.

The PRA policy statement PS7/13 outlined changes to the minimum level of CET1 capital for large UK banks as follows:

•         The PRA required UK banks to meet the CRD IV end point Pillar 1 requirement from 1 January 2015;

•         All Pillar 2A risks must be met with at least 56% CET1 capital. This matches the proportion of CET1 capital required for Pillar 1. The remaining (44%) allocation of Pillar 2A is restricted to 19% Tier 1 and 25% Tier 2; and

•         All regulatory deductions from capital align CET1 with the end-point CRR definition, effectively making fully loaded Basel III the regulatory definition.

The PRA issued Policy Statement 17/15 in July 2015 setting out the Pillar 2 capital requirements for UK banks. The changes are intended to support a more risk sensitive and consistent approach to setting Pillar 2A (P2A) capital and to provide greater transparency of the PRA capital setting process by allowing firms to manage present and future regulatory capital demands. Implementation is from 1 January 2016 in line with the CRD IV capital conservation and systemic buffers and the European Banking Authority’s Supervisory Review and Evaluation Process guidelines. The changes are as follows:

•         The variable element of P2A is now expressed as a percentage of RWAs plus fixed add-ons instead of the current method where P2A is a formula comprising both a variable and a fixed element;

•         The PRA buffer replaces the current Capital Planning Buffer (CPB). Use of the buffer will not be a breach in capital requirements and will not result in capital distribution restrictions however, failure to meet Pillar 2B (P2B) buffer may result in enhanced supervisory action;

•         The P2B buffer, presently applicable only for RBS Group, is now calculated as a percentage of RWAs rather than absolute terms and is to be met with CET1;

•         Firms already subject to a CPB are required to meet P2B with CET1 in full immediately;

•         Where the PRA considers that firms have weak risk management or governance, PRA may require firms to hold additional PRA buffer on a scalar ranging from 10-40% of a firm’s CET1 Pillar 1 plus P2A capital requirements; and

•         Firms have the discretion to publicly disclose their aggregate P2A charge from 1 January 2016. Component parts of P2A and the PRA buffer remain confidential.

Leverage

The RBS Group’s leverage ratio requirements are also subject to the following key aspects (consistent with proposals outlined in PS27/15 - ‘Implementing a UK leverage ratio framework’):

•         Minimum Tier 1 leverage ratio of 3%. To be met 75% by CET1 and a maximum 25% fully CRD IV compliant AT1;

•         A supplementary leverage buffer applying to GSIBs equal to 35% of the corresponding risk-weighted systemic risk buffer rates to be met with CET1; and

•         A countercyclical leverage ratio buffer equal to 35% of the risk-weighted countercyclical capital buffer rate to be met from CET1. The countercyclical buffer is currently set at 0%.

*unaudited

Financial review Capital and risk management

Capital management* continued

Stress testing

In October 2015, the BoE published its approach to stress testing of the UK banking system out to 2018. The publication outlines the following key features of the BoE approach:

•         A cyclical scenario to assess the risks to the banking system based on the financial cycle.

•         The severity of the scenario to be counter-cyclical in nature.

•         Every second year, the BoE will complement the annual testing with an additional exploratory scenario to probe the resilience of the system to risks not easily linked to the financial cycle.

•         The BoE intends to include an integrated framework for decision-making around the setting of capital buffers, as well as a clear and transparent process for determining  whether banks need to strengthen their capital positions.

•         A hurdle rate framework is to be enhanced, and will align to the overall capital framework. Within the hurdle rate, a bank will be expected to meet all of its minimum risk-based CET1 capital requirements (Pillar 1) in the scenario, as well as Pillar 2A CET1 requirements. Additionally, GSIB buffers will be included in the hurdle rate.

As a major UK bank, the RBS Group will be included in the annual cyclical scenarios and may also be required to participate in the biennial exploratory scenario stress tests to the extent that the risks being probed are relevant to it.

MREL and TLAC

The banking resolution and recovery directive introduces requirements for banks to maintain at all times a sufficient aggregate amount of own funds and eligible liabilities (that may be bailed in using the bail-in tool), known as the minimum requirements for eligible liabilities (MREL). The aim is that the minimum amount should be proportionate and adapted for each category of bank on the basis of their risk or the composition of their sources of funding.

The EBA noted that the technical standards would be compatible with the proposed term sheet published by the FSB on TLAC requirements for GSIBs, but there remains a degree of uncertainty as to the extent to which MREL and TLAC requirements may differ.

Following the FSB finalising its TLAC proposals in November 2015, the PRA published its proposed requirements for MREL which will be the way in which the UK implements the TLAC standard. MREL will apply to GSIBs from 2019 and to other relevant UK firms from 2020. The purpose of MREL is to ensure that, in the event of failure, a bank has sufficient loss-absorbing and recapitalisation capacity to allow for an orderly resolution that minimises any adverse impact on financial stability whilst preventing public funds being exposed to loss. The requirements will be firm-specific but the PRA’s consultation paper proposes that MREL will be required:

•         At a consolidated and individual bank level, including for the holding entity of a banking group.

•         At an amount at least equal to two times the current minimum Pillar 1 and Pillar  2A capital requirements, or, if higher, any applicable leverage ratio requirement, or the minimum capital requirements under Basel plus any applicable CRD IV capital buffers: once for loss absorbency, once for recapitalisation

Regulatory proposals relating to Domestically Systemically Important Banks (DSIBs) and Other Systemically Important Institutions (OSII) continue to be progressed and could impact the level of CET1 that is required to be held by the RBS Group and specific legal entities including NatWest and the Royal Bank. The EBA published in December 2014 a quantitative methodology as to how European regulators could quantify which firms would qualify as DSIBs. The PRA published CP39/15 on this in October 2015, and published its list of the sixteen firms designated as OSII; the RBS Group is included within this list.

Systemic risk buffer (SRB)

In January 2015, HM Treasury issued an explanatory memorandum on the SRB for banks, building societies and investment firms. The regulation implements Articles 133 and 134 of Directive 2013/36/EU and addresses the outstanding capital buffer element of the ring-fencing policy recommended by the ICB and agreed by the UK Government.

The purpose of the SRB is to prevent and mitigate long term non-cyclical systemic or macro prudential risks not covered by existing regulation where there is potential for serious negative consequences for the financial system and real economy

The SRB will apply to large banks with core (ring fenced entity) deposits of more than £25 billion and large building societies with deposits of more than £25 billion. Implementation will occur from 1 January 2019 and capital buffers will range from 0-3% of a firm’s RWAs.

On 29 January 2016, the FPC proposed that those banks and building societies with total assets above £175 billion will be set progressively higher SRB rates as total assets increase through defined buckets. HM Government required the FPC to produce a framework for the SRB at rates between 0% and 3% of RWAs. Under the FPC’s proposals, ring-fenced bank sub-groups and large building societies in scope with total assets below £175 billion will be subject to a 0% SRB. Based on current information, under these proposals the FPC expects the largest ring-fenced bank in 2019 to have a 2.5% SRB. In line with the FPC’s previous announcement on the leverage ratio framework, those institutions subject to the SRB will also be set a 3% minimum leverage ratio requirement, together with an additional leverage ratio buffer calculated at 35% of the applicable SRB rate. For example, an institution with an SRB rate of 1% would have an additional leverage ratio buffer of 0.35%. The proposed calibration is expected to add around an aggregate 0.5 percentage points of risk-weighted assets to equity requirements of the system in aggregate.

The PRA will be responsible for applying the framework and will have ultimate discretion over which firms must hold the buffer and its specific size. This framework will apply to NatWest given its size.

*unaudited

Financial review Capital and risk management

Capital management* continued

Ring-fencing

•         The UK Financial Services (Banking Reform) Act passed into UK law in December 2013 implementing recommendations of the ICB. The PRA is in the process of finalising its rules with respect to ring-fencing.

•         The PRA is consulting on the need for firms to hold capital resources equivalent to at least 25% of annual fixed overheads in respect of critical services to facilitate operational continuity in resolution.

Measurement

Capital, RWAs and leverage ratios

Under Capital Requirements Regulation (CRR), regulators within the European Union monitor capital and leverage on a legal entity basis, with local transitional arrangements on the phasing in of end-point CRR. The capital resources, leverage and RWAs based on the relevant transitional basis for the significant legal entities within the Group are set out below.

	2015		2014 (1)
Capital (2)	NatWest	UBIL	NatWest	UBIL
	£bn	£bn	£bn	£bn
CET1	7.2	5.7	9.5	4.2
Tier 1	7.2	5.7	9.6	4.2
Total	12.1	6.2	14.8	4.7

RWAs
Credit risk
- non-counterparty	54.4	17.8	61.7	22.5
- counterparty	0.4	0.3	0.6	0.4
Market risk	0.6	—	0.5	—
Operational risk	6.4	1.1	5.5	1.3
	61.8	19.2	68.3	24.2

Risk asset ratios	%	%	%	%
CET1	11.6	29.6	13.9	17.3
Tier 1	11.6	29.6	14.0	17.3
Total	19.6	32.1	21.7	19.5

Leverage
Tier 1 capital (£bn)	7.2	5.7
Exposure (£bn)	153.1	23.7
Leverage ratio (%)	4.7	24.0

Notes:

(1)    Capital and leverage ratios have not been impacted by the pension accounting policy change.

(2)    Capital Requirements Regulation (CRR) as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for with the exception of unrealised gains on available-for-sale (AFS) securities which has been included from 2015 under the PRA transitional basis.

(3)    UBIL 2014 profit (unverified for regulatory reporting purposes in 2014) is excluded from 2014 but included in 2015.

General:

In accordance with the PRA’s Policy Statement PS7/2013 issued in December 2013 on the implementation of CRD IV, all regulatory adjustments and deduction to CET1 have been applied in full (end-point CRR) with the exception of unrealised gains on AFS securities which will be included from 2015 (PRA transitional basis).

From 1 January 2015, RBS must meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 and/or Tier 2 capital. The Pillar 2A capital requirement is the additional capital that RBS must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

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

(2)    The adjustment arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full. The prudential valuation adjustment relating to assets under advanced internal ratings approach has been included in impairment provisions in the determination of the deduction from expected losses.

(3)    Where the deductions from AT1 capital exceed AT1 capital, the excess is deducted from CET1 capital. The excess of AT1 deductions over AT1 capital in year one of transition is due to the application of the current rules to the transitional amounts.

(4)    Insignificant investments in equities of other financial entities (net): long cash equity positions are considered to have matched maturity with synthetic short positions if the long position is held for hedging purposes and sufficient liquidity exists in the relevant market. All the trades are managed and monitored together within the equities business.

(5)    Based on our current interpretations of the Commission Delegated Regulation issued in December 2013 on credit risk adjustments, standardised latent provision has been reclassified to specific provision and is not included in Tier 2 capital.

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

*unaudited

Financial review Capital and risk management

Capital management* continued
Capital resources
	2015		2014
	NatWest	UBIL	NatWest	UBIL
	£m	£m	£m	£m
Shareholders’ equity	11,282	5,753	13,312	5,081

Regulatory adjustments and deductions
Defined benefit pension fund adjustment	—	142	—	320
Cash flow hedging reserve	1	—	3	—
Deferred tax assets	(622)	(210)	(742)	—
Prudential valuation adjustments	(1)	—	(1)	—
Goodwill and other intangible assets	(498)	—	(530)	—
Expected losses less impairments	(703)	(22)	(785)	(3)
Instruments of financial sector entities where the institution has a significant investment	(2,413)	—	(2,318)	—
Significant investments in excess of secondary capital	(424)	—	—	—
Other regulatory adjustments	532	27	529	(1,217)
	(4,128)	(63)	(3,844)	(900)

CET1 capital	7,154	5,690	9,468	4,181

Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium subject to phase out	204	—	234	—

Tier 1 deductions
Instruments of financial sector entities where the institution has a significant investment	(187)	—	(140)	—

Tier 1 capital	7,171	5,690	9,562	4,181

Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,058	492	5,380	528

Tier 2 deductions
Instruments of financial sector entities where the institution has a significant investment	(92)	—	(102)	—
Other regulatory adjustments	—	(7)	(8)	(5)
	(92)	(7)	(110)	(5)

Tier 2 capital	4,966	485	5,270	523

Total regulatory capital	12,137	6,175	14,832	4,704

Note:

(1) Regulatory capital for 2014 has not been impacted by the change in accounting policy for pensions.

Leverage exposure
The leverage exposure is based on the CRR delegated act.
	2015
	NatWest	UBIL
Leverage	£bn	£bn
Derivatives	2.1	0.7
Loans and advances	207.6	19.9
Other assets	10.7	2.2

Total assets	220.4	22.8
Derivatives
- netting	(1.4)	(0.1)
- potential future exposures	0.2	0.2
Undrawn commitments	9.9	1.0
Regulatory deductions and other adjustments	(5.2)	(0.2)
Exclusion of intra-group exposures between Core UK group	(70.8)	—

Leverage exposure	153.1	23.7
*unaudited

Financial review Capital and risk management

Liquidity and funding risk

Definition

Liquidity risk is the risk that the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due.

All the quantitative disclosures in this section are audited.

Sources of funding and liquidity

The risk arises through the maturity transformation role that banks perform. It is dependent on Group specific factors such as maturity profile, composition of sources and uses of funding, the quality and size of the liquidity portfolio as well as broader market factors, such as wholesale market conditions alongside depositor and investor behaviour.

The Group’s primary funding source is its customer deposit base, primarily built through its retail and commercial franchises in the UK and Ireland. These deposits form a stable base which fully funds the Group’s customer lending activities. As one of the primary operating entities of the RBS Group, the Group’s liquidity risk is monitored and managed centrally, on a fully integrated basis as part of the PRA regulated UK Domestic Liquidity Subgroup (UK DoLSub).

Complementary to its deposit funding, the Group maintains access to various wholesale markets for funding, on both a public and private basis, across a range of currencies and maturities. The RBS Group has set policies for the prudent use of wholesale funding, as part of its wider liquidity policies.

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

The Group may access various funding facilities offered by central banks from time to time. The use of such facilities can be both part of a wider strategic objective to support initiatives to help stimulate economic growth or as part of the broader liquidity management and funding strategy. Overall usage and repayment of available central bank facilities will fit within the overall liquidity risk appetite and concentration limits.

Overview and key developments

•         The Group’s liquidity portfolio at 31 December 2015 was £48.0 billion (carrying value - £74.5 billion), compared with £38.0 billion (carrying value - £62.1 billion) in 2014. The liquidity portfolio is largely secondary liquidity, being assets eligible for discounting at central banks. £64.0 billion by carrying value comprised UK mortgage lending, an increase from £51.9 billion at the end of 2014 reflecting the growth strategy in UK PBB.

•         The Group includes three of the UK DoLSub centrally managed liquidity portfolios, being National Westminster Bank Plc, Coutts and Co and Ulster Bank Limited. The UK DoLSub component of the Group’s liquidity portfolio represented £43.0 billion (2014 - £34.0 billion) with the remainder being Ulster Bank Ireland Limited.

•         The customer loan:deposit ratio was broadly unchanged at  76% (2014 - 75%) as reduction in Capital Resolution was broadly offset by mortgage growth in UK PBB. Third party customer loans, increased by £5 billion to £167 billion reflecting UK PBB lending growth and third party customer deposits increased by £2 billion to £220 billion mainly within UK PBB and Commercial Banking.

•         NatWest redeemed £387 million of Tier 2 subordinated debt during 2015.

Policy, framework and governance

Internal liquidity policies are designed to ensure that the Group:

•         Has a clearly stated liquidity risk tolerance: appetite for liquidity risk is set by the RBS Group Board as a percentage of the Individual Liquidity Adequacy Assessment (ILAA) stressed outflows, and liquidity position is monitored against this risk tolerance on a daily basis. In setting risk limits the Board considers the nature of the RBS Group’s activities, overall risk appetite, market best practice and regulatory compliance.

•         Has in place strategies, polices and practices to ensure that the RBS Group maintains sufficient liquidity: the risk management framework determines the sources of liquidity risk and the steps that can be taken when these risks exceed certain actively monitored limits. These actions include when and how to use the liquid asset portfolio, and what other adjustments to the balance sheet should be undertaken to manage these risks within the RBS Group’s risk appetite.

•         Incorporates liquidity costs, benefits and risks in product pricing and performance management: The Group uses internal funds transfer pricing to ensure that these costs are reflected in the measurement of business performance, and to correctly incentivise businesses to source the most appropriate mix of funding.

The RBS Group Asset and Liability Management Committee (ALCo) sets and reviews the liquidity risk management framework and limits within the risk appetite set by the Board. ALCo, and by delegation the ALCo Technical Committee, oversees the implementation of liquidity management across the Group.

Financial review Capital and risk management

Liquidity and funding risk  continued

Regulatory oversight and liquidity framework*

The Group operates across multiple jurisdictions and is subject to a number of regulatory regimes.

The principal regulator, the Prudential Regulation Authority (PRA), has a comprehensive set of liquidity regulations which were revised in 2015 to replace the existing BIPRU 12 regime with the CRD IV liquidity regime in the UK. To comply with the PRA regulatory framework, the RBS Group undertakes the following:

•         An annual exercise to complete the Internal Liquidity Adequacy Assessment Process (ILAAP); and

•         An annual Liquidity Supervisory Review and Evaluation Process (L-SREP) with the PRA, that involves a comprehensive review of the RBS ILAAP, liquidity policies and risk management framework. This results in the settings of the Individual Liquidity Guidance, which influences the size and overall composition of the liquidity portfolio.

On 1 October 2015 the LCR became the PRA’s primary regulatory standard for liquidity, replacing the previous BIPRU 12 regime. LCR is being introduced on a phased basis and UK banks are initially required to maintain a minimum of 80% of LCR, rising to 100% by 1 January 2018.

The Basel Committee on Banking Supervision (BCBS) published its final recommendations for implementation of the NSFR in October 2014, proposing an implementation date of 1 January 2018, by which time banks are expected to meet an NSFR ratio of 100% from this point onwards. The EC has stated that it shall, if appropriate, submit a legislative proposal to the European Parliament by the end of 2016 for implementing the NSFR in the EU. In the meantime, RBS Group uses the definitions from the BCBS guidelines, and its own internal interpretations, to calculate the NSFR.

Measurement, monitoring and contingency planning

In implementing the liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. The limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

Liquidity risks are reviewed at a significant legal entity level daily, and at a business level monthly, with performance reported to ALCos at least monthly. Any breach of internal metric limits will set in motion a series of actions and escalations that could lead to activation of the Contingency Funding Plan (CFP).

The RBS Group maintains a CFP, which forms the basis of analysis and management actions to be undertaken in a liquidity stress. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. The CFP sets out the circumstances under which the plan would be invoked; this includes material worsening of liquidity condition indicators which are reported to senior management daily. It also prescribes a communications plan, roles and responsibilities, as well as potential management actions to take in response to various levels of liquidity stress. On invocation of the CFP, the Contingent Liquidity Team would be convened to identify the likely impact of the stress event and determine the appropriate management response.

Stress testing*

Under the liquidity risk management framework the RBS Group  maintains the ILAA, a component of which is an assessment of net stressed liquidity outflows. These liquidity stress tests apply scenario-based behavioural and contractual assumptions to cash inflows and outflows under the worst of three severe stress scenarios, as prescribed by the PRA. These are a market-wide stress, an idiosyncratic stress and a combination of both.

A stress event can occur when either firm-specific or market-wide factors lead to depositors and investors withdrawing or not renewing funding on maturity. This could be caused by many factors including fears over the viability of the firm. Additionally, liquidity stress can be brought on by customers choosing to draw down on loan agreements and facilities.

Simulated liquidity stress testing is performed at least monthly for each business as well as the major operating subsidiaries in order to evaluate the strength of the RBS Group’s liquidity position. The stressed outflows are measured over certain time periods which extend from two weeks to three months. The RBS Group is expected to be able to withstand stressed outflows through its own resources (primarily through the use of the liquidity portfolio) without having to resort to extraordinary central bank or governmental support.

*unaudited

Financial review Capital and risk management

Liquidity and funding risk  continued

Stress tests are designed to examine the impact of a variety of firm-specific and market-wide scenarios on the future adequacy of the liquidity reserves. Stress test scenarios are designed to take into account the RBS Group’s experience during the financial crisis, recent market conditions and events. These scenarios can be run at any time in response to the emergence of firm-specific or market-wide risks that could have a material impact on the RBS Group’s liquidity position. In the past these have included credit rating changes and political and economic conditions changing in particular countries.

The RBS Group’s liquidity risk appetite is measured by reference to the liquidity portfolio as a percentage of net stressed ILAA outflows.

Liquidity risk

Liquidity portfolio

Liquidity risks are mitigated by a centrally managed liquidity portfolio. The size of the portfolio is determined under the liquidity risk management framework with reference to the RBS Group’s liquidity risk appetite.

The majority of the portfolio is centrally managed by RBS Group Treasury, ring-fenced from the CIB trading book, and is the ultimate responsibility of the RBS Group Treasurer. This portfolio is held in the PRA regulated UK DoLSub comprising RBS Group’s five licensed deposit taking UK banks: The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Co and Adam & Company.

Ulster Bank Ireland Limited, a significant operating subsidiary of the Group, holds locally managed portfolios that comply with local regulations that may differ from PRA rules. These portfolios are the responsibility of the local Treasurer who reports to the RBS Group Treasurer.

*unaudited

Financial review Capital and risk management

Liquidity and funding risk  continued

Funding risk

The composition of the Group’s balance sheet is a function of the broad array of product offerings and diverse markets served by its core businesses. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Funding sources
The table below shows the Group’s principal funding sources excluding repurchase agreements (repos).

	2015			2014
		Amounts due			Amounts due
		to holding			to holding
		company			company
	Third	and fellow		Third	and fellow
	Party	subsidiaries	Total	Party	subsidiaries	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks
derivative cash collateral	33	—	33	35	—	35
other deposits	3,473	17,609	21,082	3,333	20,128	23,461
	3,506	17,609	21,115	3,368	20,128	23,496
Debt securities in issue
certificates of deposit (CDs)	1	—	1	10	—	10
securitisations	1,472	—	1,472	1,697	—	1,697
	1,473	—	1,473	1,707	—	1,707

Subordinated liabilities	1,395	5,621	7,016	1,780	5,656	7,436
Notes issued	2,868	5,621	8,489	3,487	5,656	9,143
Wholesale funding	6,374	23,230	29,604	6,855	25,784	32,639
Customer deposits
cash collateral	19	—	19	12	—	12
other deposits	216,912	7,752	224,664	217,544	13,112	230,656
Total customer deposits	216,931	7,752	224,683	217,556	13,112	230,668
Total funding excluding disposal groups	223,305	30,982	254,287	224,411	38,896	263,307
Disposal group funding	2,623	—	2,623	—	—	—
Total funding	225,928	30,982	256,910	224,411	38,896	263,307

Notes issued
The table below shows the Group’s debt securities in issue and subordinated liabilities by residual maturity.

		Subordinated liabilities			Total
	Debt securities		Amounts due to			Amounts due to
	in issue	Third party	holding company	Total	Third party	holding company	Total
2015	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	1	14	14	28	15	14	29
1-3 years	—	—	564	564	—	564	564
3-5 years	—	—	1,232	1,232	—	1,232	1,232
More than 5 years	1,472	1,381	3,811	5,192	2,853	3,811	6,664
	1,473	1,395	5,621	7,016	2,868	5,621	8,489

2014
Less than 1 year	10	418	14	432	428	14	442
1-3 years	—	—	311	311	—	311	311
3-5 years	—	—	1,356	1,356	—	1,356	1,356
More than 5 years	1,697	1,362	3,975	5,337	3,059	3,975	7,034
	1,707	1,780	5,656	7,436	3,487	5,656	9,143

Financial review Capital and risk management

Liquidity and funding risk continued
Deposits and repos
The table below shows the composition of the Group’s deposits and repos.

	Deposits				Deposits and repos
		Amounts due				Amounts due
		to holding				to holding
		company				company
		and fellow		Repos		and fellow
	Third party	subsidiaries	Total	Third party	Third party	subsidiaries	Total
2015	£m	£m	£m	£m	£m	£m	£m
Financial institutions
- central and other banks	3,506	17,609	21,115	3,476	6,982	17,609	24,591
- other financial institutions	13,521	7,402	20,923	5,124	18,645	7,402	26,047
Personal and corporate deposits	203,410	350	203,760	1,854	205,264	350	205,614
Total excluding disposal groups	220,437	25,361	245,798	10,454	230,891	25,361	256,252
Disposal groups	2,623	—	2,623	—	2,623	—	2,623
	223,060	25,361	248,421	10,454	233,514	25,361	258,875

2014
Financial institutions
- central and other banks	3,368	20,128	23,496	2,736	6,104	20,128	26,232
- other financial institutions	13,566	13,112	26,678	3,659	17,225	13,112	30,337
Personal and corporate deposits	203,990	—	203,990	—	203,990	—	203,990
	220,924	33,240	254,164	6,395	227,319	33,240	260,559

Reverse repos at 31 December 2015 were £10.7 billion (2014 - £8.7 billion). Fair value of securities received as collateral for reverse repos was £10.6 billion (2014 - £8.6 billion), of which £10.6 billion (2014 - £7.0 billion) had been rehypothecated for the Group’s own transactions, in line with normal market practice.

Loan:deposit ratios and funding surplus
The table below shows third party customer loans, deposits, loan:deposit ratios (LDR) and funding surplus, excluding intra RBS Group balances.

	Loans (1)	Deposits (2)	LDR	Funding surplus
	£m	£m	%	£m
2015	167,376	219,522	76	52,146
2014	162,480	217,556	75	55,076

Notes:

(1)    Excludes reverse repurchase agreements and stock borrowing and amounts due to holding company and fellow subsidiaries and includes disposal groups.

(2)    Excludes repurchase agreements and stock lending and amounts due to holding company and fellow subsidiaries and includes disposal groups.

Encumbrance

The Group evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages, credit card receivables and personal loans display many of these features.

The Group categorises its assets into three broad groups; assets that are:

•         Already encumbered and used to support funding currently in place via own asset securitisations, covered bonds and securities repurchase agreements.

•         Positioned with the central bank as part of the RBS Group’s contingency funding.

•         Not currently encumbered. In this category, the Group has in place an enablement programme which seeks to identify assets which are capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not impacting customer relationships or servicing.

The Group’s third party balance sheet encumbrance ratios are set out below.
Encumbrance ratios (third party)	2015	2014
	%	%
Total	13	19
Excluding balances relating to derivative and securities financing transactions	11	16

Financial review Capital and risk management

Liquidity and funding risk continued
Balance sheet encumbrance - third party

2015	Encumbered as a result of
	transactions with counterparties			Assets encumbered at the central bank
	other than central banks			and unencumbered assets						Balances
				Positioned	Readily	Capable				with holding
	Covered	Repos	Total	at the	available for	of being	Cannot be	Total	Total	company
	bonds and	and	encumbered	central bank	encumbrance	encumbered	encumbered	unencumbered	third	and fellow
	securitisations	similar	assets (1)	(2)	(3)	(4)	(5)	assets	party	subsidiaries	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	—	0.5	0.5	—	1.2	—	—	1.2	1.7	—	1.7
Loans and advances
- banks	0.8	0.4	1.2	1.4	0.8	0.4	—	2.6	3.8	99.4	103.2
- residential mortgages
- UK	12.4	—	12.4	64.0	8.7	6.0	—	78.7	91.1	—	91.1
- Irish	7.4	—	7.4	1.2	4.0	—	0.1	5.3	12.7	—	12.7
- credit card	—	—	—	—	3.0	0.2	—	3.2	3.2	—	3.2
- personal loans	—	—	—	—	4.3	2.9	—	7.2	7.2	—	7.2
- other	—	—	—	4.9	3.9	33.1	9.6	51.5	51.5	0.6	52.1
Reverse repos	—	—	—	—	—	—	10.7	10.7	10.7	—	10.7
Debt securities	—	3.7	3.7	1.9	1.6	—	—	3.5	7.2	—	7.2
Equity shares	—	—	—	—	—	—	0.7	0.7	0.7	—	0.7
Settlement balances	—	—	—	—	—	—	1.4	1.4	1.4	0.7	2.1
Derivatives	—	—	—	—	—	—	0.9	0.9	0.9	1.7	2.6
Intangible assets	—	—	—	—	—	—	0.5	0.5	0.5	—	0.5
PPE	—	—	—	—	—	1.0	—	1.0	1.0	—	1.0
Deferred tax	—	—	—	—	—	—	1.8	1.8	1.8	—	1.8
Other assets	—	—	—	—	—	—	1.2	1.2	1.2	0.1	1.3
Total before
disposal groups	20.6	4.6	25.2	73.4	27.5	43.6	26.9	171.4	196.6	102.5	299.1
Disposal groups	—	—	—	—	0.8	1.9	0.6	3.3	3.3	—	3.3
Total	20.6	4.6	25.2	73.4	28.3	45.5	27.5	174.7	199.9	102.5	302.4
Securities retained				1.1
Total liquidity portfolio				74.5

Liabilities secured
Intra-Group - secondary
liquidity	(2.0)	—	(2.0)
Intra-Group - other	(4.8)	—	(4.8)
Third-party (6)	(1.5)	(11.2)	(12.7)
	(8.3)	(11.2)	(19.5)

For the notes to this table refer to the following page.

Financial review Capital and risk management

Liquidity and funding risk continued
Balance sheet encumbrance - third party

2014*	Encumbered as a result of
	transactions with counterparties			Assets encumbered at the central bank
	other than central banks			and unencumbered assets						Balances
				Positioned	Readily	Capable				with holding
	Covered	Repos	Total	at the	available for	of being	Cannot be	Total	Total	company
	bonds and	and	encumbered	central bank	encumbrance	encumbered	encumbered	unencumbered	third	and fellow
	securitisations	similar	assets (1)	(2)	(3)	(4)	(5)	assets	party	subsidiaries	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	—	0.5	0.5	0.4	1.8	—	—	2.2	2.7	—	2.7
Loans and advances
- banks	0.9	0.5	1.4	0.4	1.0	1.8	—	3.2	4.6	103.3	107.9
- residential mortgages
- UK	16.4	—	16.4	51.9	5.0	5.8	0.1	62.8	79.2	—	79.2
- Irish	8.6	—	8.6	0.9	4.3	—	0.1	5.3	13.9	—	13.9
- US	—	—	—	—	—	0.3	—	0.3	0.3	—	0.3
- credit card	1.8	—	1.8	—	1.6	0.2	—	1.8	3.6	—	3.6
- personal loans	—	—	—	—	4.7	2.2	—	6.9	6.9	—	6.9
- other	1.8	—	1.8	5.4	3.4	34.9	13.1	56.8	58.6	1.0	59.6
Reverse repos	—	—	—	—	—	—	8.7	8.7	8.7	—	8.7
Debt securities	—	8.6	8.6	2.1	2.3	—	—	4.4	13.0	0.8	13.8
Equity shares	—	—	—	—	0.2	0.1	0.5	0.8	0.8	—	0.8
Settlement balances	—	—	—	—	—	—	1.7	1.7	1.7	0.3	2.0
Derivatives	—	—	—	—	—	—	1.2	1.2	1.2	2.7	3.9
Intangible assets	—	—	—	—	—	—	0.8	0.8	0.8	—	0.8
PPE	—	—	—	—	—	1.4	0.2	1.6	1.6	—	1.6
Deferred tax	—	—	—	—	—	—	1.7	1.7	1.7	—	1.7
Other assets	—	—	—	—	—	—	1.8	1.8	1.8	—	1.8
Total	29.5	9.6	39.1	61.1	24.3	46.7	29.9	162.0	201.1	108.1	309.2
Securities retained				1.0
Total liquidity portfolio				62.1

Liabilities secured
Intra-Group - secondary
liquidity	(2.4)	—	(2.4)
Intra-Group - other	(5.4)	—	(5.4)
Third-party (6)	(1.7)	(7.2)	(8.9)
	(9.5)	(7.2)	(16.7)

*Restated - refer to page 112 for further details.

Notes:

(1)    Total assets encumbered as a result of transactions with counterparties other than central banks are those on the balance sheet that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.

(2)    Assets positioned at the central bank relates to the Group’s liquidity portfolio and comprise: cash balances at central banks, high quality debt securities and loans that have been pre-positioned with central banks. In addition, the liquidity portfolio includes securitisations of own assets which has reduced over the years and has been replaced by loans.

(3)    Readily realisable for encumbrance: including assets that have been enabled for use with central banks but not positioned; and unencumbered debt securities.

(4)    Other realisable assets that are capable of being encumbered are those assets on the balance sheet that have no restrictions for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(5)    Assets that cannot be encumbered comprise:

(a)  reverse repurchase agreements and trading related settlement balances.

(b)  non-financial assets such as intangibles, prepayments and deferred tax.

(c)  loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including date of origination and level of documentation.

(6)    In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Financial review Capital and risk management

Business risk*

Definition

Business risk is the risk that the Group makes inappropriate business or strategic choices or that it is not able to execute its chosen strategy in line with its budget. The risk is that the Group does not deliver its budgeted performance which could lead to a deterioration in stakeholder trust and confidence or to a breach of regulatory thresholds.

The Group could make inappropriate business or strategic choices if it fails to adequately assess the current and prospective operating environment. It may not be able to execute its chosen strategy in line with its budget if there are material changes to its internal or external operating environment.

All the disclosures in this section are unaudited.

Sources of risk

Business risk arises as a result of the Group’s exposure to the macro-environment, to the competitive environment, and to technological changes. In addition, internal factors such as volatility in sales volumes, and input costs, and other operational risks such as the Group’s ability to assess the business operating environment, or to execute its chosen strategy, contribute to business risk.

Governance

The Board has ultimate responsibility for business risk and for approving strategic plans, initiatives and changes to strategic direction. Refer to the Risk governance section on page 14.

The RBS Group’s strategic planning process is managed by Strategy and Corporate Development. The Risk and Finance functions are key contributors to strategic planning. As part of the process, each customer business develops a strategic plan within a framework set by the RBS Group’s senior management. The strategic plans are consolidated at RBS Group-wide level, and reviewed and assessed against risk appetite by the RBS Group’s Chief Executive, the Chief Financial Officer and the Director of Strategy and Corporate Finance before presentation to, and approval by, the Board.

Responsibility for the day-to-day management of business risk lies primarily with the franchises with oversight by the Finance function. The franchises are responsible for delivery of their business plans and the management of such factors as pricing, sales volumes, marketing expenditure and other factors that can introduce volatility into earnings.

Risk assessment, controls and assurance

Business risk is directly managed and controlled through the RBS Group’s strategic planning, budgeting and new product development processes, in which the following elements are incorporated:

•         Evaluation of the macroeconomic environment;

•         Industry analysis;

•         Competitor analysis, across geography, product, customer;

•         Customer behaviour analysis (i.e. understanding customer segments, trends and behaviours);

•         Understanding of technological developments;

•         Assessment of regulatory developments and changes; and

Evaluation of the political environment.

The following aspects of the strategic planning process also control business risk:

•         The Top Risks process which aims to identify early, monitor closely and avoid or otherwise manage effectively strategic risks that have the highest likelihood of impacting strategic plans; and

•         At the end of the strategic planning process sensitivity analysis is undertaken on the consolidated budget to assess the robustness of the plan and compliance with strategic risk objectives, including under a variety of stressed conditions

Furthermore, business risk is controlled as a result of having a requirement for the RBS Group and each business to incorporate the following elements when formulating strategic plans:

•         Organisational capabilities;

•         Organisational resources;

•         Organisational commitment; and

•         Stakeholder requirements, including customers, regulators, employees, and investors.

*unaudited

Financial review Capital and risk management

Business risk* continued

Business risk is also controlled via the monthly performance review processes which include financial reviews carried out by the Finance Function via the franchise Finance Directors and Financial Planning & Analysis. These reviews are carried out to understand emerging trends, issues and, where there are adverse variations from plans, enable management to take appropriate actions. A wide variety of financial, risk, customer and market metrics are monitored to assess business performance and hence the effectiveness of chosen strategies. Deviations from plan are analysed to determine drivers, which could be strategic, environmental or management-related. The monthly performance review process also includes the provision of monthly reports to the Executive Committees and the Board.

In addition, business performance reviews are carried out on a quarterly basis to discuss detailed business issues and agree action plans. These are led by franchise Chief Executive Officers and Finance Directors, with the RBS Group’s Chief Executive, Chief Financial Officer, Chief Risk Officer and other stakeholders in attendance.

Finally, business risk is controlled through the adoption of policy standards that inform the approach to strategy development and business planning. Examples include the policy standards on Corporate Governance, Business Commitment Approval Process, Acquisitions & Disposals, Capital Management and Political Legislative & Regulatory Environment.

Risk appetite

Refer to the Risk appetite section on page 20.

Risk identification and monitoring

Business risk is identified and managed at the product and transaction level. Estimated revenue, costs and capital, including the potential range of outcomes, are key considerations in the design of any new product or investment decision. All policies that ultimately seek to manage and control financial impact at the product and transaction level are therefore relevant to business risk management, including policies on conduct, funding and investment spending.

*unaudited

Financial review Capital and risk management

Business risk* continued

Business risk is reported, assessed and challenged at every governance level within the organisation. Each franchise monitors its financial performance relative to plans and reports this on a regular basis to the Finance Directors of each franchise.  The monthly and quarterly performance review processes described above, as well as the Top risks process are also all central to the identification and monitoring of business risk.

Business risk is reviewed and assessed through the planning cycles. Financial plans are developed on a bottom-up basis and refined under expected and potential scenarios reflecting expectations of the external environment and strategic priorities. These scenarios are tested against a range of sensitivities and stresses to identify the key risk drivers behind any potential volatility, together with management actions to address and manage them.

Risk mitigation

The Group operates a monthly rolling forecasting process to identify projected changes in, or risks to, key financial metrics, and ensures appropriate actions are taken.

Key strategies are reviewed and approved by the Board. These reviews are intended to maximise the capture of market and customer insight while providing independent scrutiny and challenge. Strategic plans contain analysis of current and expected operating conditions, current and targeted competitive and market positioning, key strategic initiatives, financial and customer targets and milestones, and upside and downside risks.

A major part of the Top risks process is to ensure that all appropriate action is taken to mitigate the most material risks to strategic objectives.

A full sensitivity analysis of the consolidated strategic plan is undertaken, at the end of the strategic and financial planning process, to assess the robustness of the plan, and compliance with strategic risk objectives, under a variety of stressed conditions. In certain cases, following consideration of an opportunity, the RBS Group may decide not to pursue the opportunity as a result of a perceived strategic risk.

The RBS Group also undertakes strategic reviews to decide on how to react to specific developments.

Risk measurement

A wide variety of financial, risk, customer and market metrics are used to monitor business performance and thus, inter alia, the effectiveness of chosen strategies. Any deviations from the expected values are analysed to determine drivers which could be strategic, environmental or management. Example metrics include: customer attrition, deposit balances, revenues, impairments or loan losses, profitability and risk-weighted returns.

The stress test outcomes form a core part of the assessment of earnings and capital adequacy risk appetite and are approved by the Board. The measurement of change in profit and loss of the franchises under stress thereby acts as a measure of business risk. Franchises also conduct their own bottom-up stress testing exercises to assess the financial performance of their businesses under stress.

Reputational risk*

Definition

Reputational risk is the risk to the Group’s public image owing to a failure to meet stakeholders’ expectations in relation to performance, conduct and business profile. Stakeholders include customers, investors, employees, suppliers, government, regulators, special interest and consumer groups, media and the general public.

All the disclosures in this section are unaudited.

Sources of risk

Reputational risk can arise from the conduct of either the RBS Group as a whole or that of the individuals it employs; from the activities of customers and the countries in which they operate; from the products the RBS Group offers and the transactions it supports; and from its operations and infrastructure.

Governance

Reputational risk is of significant importance and is controlled by a governance framework, with Board-level oversight reinforced by a Reputational Risk Policy.

Reputational risk appetite is agreed at RBS Group-wide level by the Executive Risk Forum (ERF) and cascaded to business franchises and functions.

The Sustainable Banking Committee is responsible for overseeing how the RBS Group manages its reputation and delivers its commitments on trust, advocacy, and customer service.

The Board’s oversight of reputational issues is supported by the senior RBS Group-wide Reputational Risk Forum (RRF), which opines on cases that represent a material reputational risk to the whole organisation. The RRF, which has delegated authority from the ERF, also acts as a central forum to approve sector or theme-specific reputational risk appetite positions (including Environmental, Social & Ethical risk positions) following review at business franchise risk committees.

*unaudited

Financial review Capital and risk management

Reputational risk* continued

Risk appetite

Refer to the Risk appetite section on page 20.

Risk monitoring and measurement

Emerging reputational issues are identified by business franchises and functions with the Sustainability Services and Enterprise Wide Risk teams focusing on new and emerging sustainability and strategic risks respectively. The Risk Management Monthly Report, provided to the Executive Risk Forum and the Board Risk Committee (BRC), may also discuss reputational risks facing the RBS Group, and the annual Sustainability Report covers progress on sustainability principles.

Management information on customers, transactions, products or issues that have been escalated to relevant reputational risk approving authorities and forums is captured by each business franchise with select cases being reviewed by senior risk committees within the businesses. A summary of material reputational risk issues discussed at the senior RBS Group-wide Reputational Risk Forum is also provided in the Risk Management Monthly Report.

ESE ratings of customers and transactions are captured and analysed centrally by the Reputational and ESE Risk Team and reported externally in the annual Sustainability Report.

Risk mitigation

Reputational risk is mitigated through governance frameworks and training of staff to ensure early identification, assessment and escalation of cases with potential reputational risk, if appropriate. This includes creating appropriate fora, for example reputational risk committees or individual reputational risk approvers.

Also important is the setting of clear reputational risk appetite criteria, ensuring higher risk cases are escalated for informed debate and senior-level approval. Effective communication channels and incident response planning also ensure that cases resulting in reputational impact are appropriately managed, for example by declining or exiting business or by ensuring incident management plans are implemented to manage the impact of negative media coverage.

Conduct and regulatory risk*

Definition

Conduct and regulatory risk is the risk that the behaviour of the Group and its staff towards customers, or in the markets in which it operates, leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both. The damage or loss may be the result of a failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, or of failing to meet customers’ or regulators’ expectations.

All the disclosures in this section are unaudited.

*unaudited

Financial review Capital and risk management

Conduct and regulatory risk* continued

Sources of risk

Conduct and regulatory risk exists across all stages of the RBS Group’s relationships with its customers, from the development of its business strategies, through governance arrangements, to post-sales processes. Activities through which conduct risk may arise are diverse and include product design, marketing and sales, complaint handling, staff training, and handling of confidential and non-public price sensitive information. Conduct risk also exists if the RBS Group does not take effective action to prevent fraud, bribery and money laundering. Regulatory risk arises from the regulatory, business or operating environment and from the RBS Group’s response to it.

As set out in the Litigation, Investigations and Reviews section, the RBS Group and certain members of it are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Governance

RBS Group Conduct & Regulatory Affairs (C&RA) is responsible for defining appropriate standards of conduct, and for driving adherence to them, for designing the framework for managing conduct and regulatory risk, and for overseeing remediation activity. It also provides appropriate controls, challenge and oversight to ensure good customer outcomes. In so doing, C&RA acts as a second line of defence control function.

Key elements of the governance structure are set out below:

•         The C&RA Executive Committee considers emerging issues material to C&RA’s strategy, and implements Board and Executive Committee risk management policy decisions;

•         The Financial Crime Accountable Executive Committee (accountable to the Executive Risk Forum) ensures that the customer businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively; and

•         The Mandatory Change Advisory Committee (MCAC), reports to the Bank-Wide Investment Committee, and comprises representatives of the customer businesses and functions. The MCAC acts as the ‘reception committee’ for reviewing externally mandated changes that may affect the RBS Group and recommending appropriate responses, including the timely mobilisation of change implementation activities. In doing so, it agrees business or function owners of individual risks; and commissions and reviews impact assessments from customer businesses and functions.

Controls and assurance

Under the RBS Group Policy Framework, C&RA owns 23 conduct risk policies. Each policy is designed to provide both high-level direction and RBS Group-wide requirements. The policies are designed to ensure the RBS Group meets its regulatory obligations, and to provide the necessary clarity for staff on their conduct obligations.

C&RA’s Regulatory Affairs department separately oversees the regulatory changes, interactions with regulators and regulatory approvals for individuals.

Assurance and monitoring activities are essential to help measure the extent to which the RBS Group manages its delivery of specific customer outcomes.

*unaudited

Financial review Capital and risk management

Conduct and regulatory risk* continued

Risk assessments are used to identify material conduct risks and key controls across all business areas. The risk assessment process is designed to confirm that risks are effectively managed and prioritised and that controls are tested.

Scenario analysis is used to assess the impacts of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect the Group’s financial performance or reputation and are an important component in the operational risk framework and capital model.

Risk appetite

Work to refine and embed the risk appetite framework and associated control processes continued in 2015. The risk appetite statements set the minimum standards which the RBS Group franchises augment with specific conduct risks inherent in their business model. The franchises undertake an annual self-assessment of the inherent and residual conduct risks against the risk appetite statements.

Risk monitoring and measurement

C&RA works closely with the customer-facing businesses to assess business models, strategy and products and influence better outcomes for customers.

The RBS Group’s senior boards and committees receive updates on conduct risk exposures and action plans through monthly C&RA-initiated reporting. The reporting is intended to be focused, forward-looking and action-oriented.

C&RA provides appropriate reporting of all material regulatory reviews and other regulatory developments worldwide to the appropriate RBS-wide committees, including the Board, the Group Audit Committee and the BRC.

An annual Money Laundering Reporting Officer’s Report is submitted to the Board and the FCA. Covering the operation and effectiveness of the systems and controls in place to comply with Anti-Money Laundering (AML) law and regulation, it also describes the RBS Group’s AML framework. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions as well as embargoes and export controls imposed by the UN, governments and other supranational bodies.

The Group Audit Committee is provided with an annual Whistleblowing Update Report. It details cases by internal reporting categories based on the Public Interest Disclosure Act (1998); identifies underlying causal and subject trends; and highlights the outcome of investigations and actions taken.

C&RA is working with each business to enhance the management information linked to their risk appetite statements. This is required to ensure appropriate customer outcomes are delivered, and that the management information is compliant with the Basel Committee on Banking Supervision principles for effective risk data aggregation and risk reporting.

Risk mitigation

C&RA communicates information on regulatory developments, and follow-ups with regulators, to customer-facing businesses and functions, helping them identify and execute any required mitigating changes to strategy or business models.

Early identification and effective management of changes in legislation and regulation are critical to the successful mitigation of conduct and regulatory risk. All regulatory and compliance changes are managed to ensure timely compliance readiness. Those changes assessed as having a ‘High’ or ‘Medium-High’ impact are managed especially closely, with the aim of mitigating the impact through, for instance, changes to strategy or business activities, or external engagement.

Operational risk*

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risks may have a direct customer or reputational impact (for example, a major IT systems failure or fraudulent activity) or both. Operational risk failures may also have a link with conduct risk failures.

All the disclosures in this section are unaudited.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. It may arise from forms of human error, an inability to deliver change on time or adequately, or the non- availability of technology services or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It may also arise from a failure to take appropriate measures to protect assets or take account of changes in law or regulations.

Cyber risk

Cyber attacks are increasing in frequency and severity across the industry and their threat to the security of the RBS Group’s information from continues to be closely monitored. During 2015, the RBS Group participated in industry-wide cyber attack simulations in order to help test and develop defence planning. To mitigate the risks, a large-scale programme to improve user access controls is in progress, along with a number of other actions, including a reduction in the number of external websites, enhancement of protection against malware, and the implementation of a staff education programme on information protection.

*unaudited

Financial review Capital and risk management

Operational risk* continued

Risk governance

A strong operational risk management function is vital to support the RBS Group’s ambitions. Better management of operational risk directly supports the strategic risk objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The operational risk function, an independent second line of defence, plays a leadership role and seeks to achieve a robust operational risk management framework and culture across the RBS Group. The Global Head of Operational Risk reports to the Chief Risk Officer.

The operational risk function is responsible for the design, development, delivery and continuous improvement of the ORMF. The Operational Risk Policy is incorporated in the RBS Group Policy Framework and provides direction for the consistent identification, assessment, management, monitoring and reporting of operational risk. Through a network of oversight teams, the function undertakes second line of defence oversight and challenge to ensure the integrity of the ORMF, and manages  the overall operational risk profile against risk appetite.

The Operational Risk Executive Committee (OREC), which is a sub-committee of the Executive Risk Forum (ERF), acts on all operational risk matters. This includes reviewing the operational risk exposure against risk appetite; identifying and assessing material operational risks, encompassing both current and emerging material risks; reviewing and monitoring the operational risk profile; and reviewing and approving material policy changes.

Controls and assurance

The Control Environment Certification (CEC) process is a half-yearly self-assessment of the adequacy and effectiveness of the RBS Group’s internal control environment. This covers material risks and the key controls that underpin them, including financial, operational and compliance controls, as well as the supporting risk management frameworks.

The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and high-level plans required to improve the control environment, are reported to the Board, the Group Audit Committee and the Board Risk Committee. They are also shared with external auditors.

The CEC helps to ensure compliance with the RBS Group Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting (as referenced in the Compliance report section), and the requirements of the UK Corporate Governance Code.

Risk appetite

The operational risk appetite framework is place to manage the risk to an acceptable level in line with stated risk appetite. Risk appetite provides the RBS Group with a clear understanding of its acceptable levels of risk in relation to its strategic objectives and wider obligations.

This has led to the development of a number of risk appetite statements covering the RBS Group’s most material operational risks. These risks were identified due to their significance and they are regularly reported to the OREC, the ERF and the BRC. Work has commenced to cascade these statements to each business. The statements are monitored and reported at business risk committees.

Above these sits an RBS Group-level operational risk appetite statement which encompasses the full range of operational risks and drives the strategic risk measurement of stakeholder confidence. This is reviewed annually by the ERF. The statement is supported by three simple measures: (i) the relationship between operational risk losses and the RBS Group’s gross income; (ii) metrics covering control environment performance; and (iii) the requirements for the material RBS Group-wide operational risks to be managed within risk appetite.

*unaudited

Financial review Capital and risk management

Operational risk* continued

Risk identification and assessment

Risk and control assessments are used to identify and assess material operational and conduct risks and key controls across all business areas. To support identification of risk concentrations, all risks and controls are mapped to the risk directory. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit for purpose and operate effectively.

During 2015, an enhanced end-to-end risk assessment methodology was designed, which is now being implemented across the RBS Group. This approach enhances the understanding of the risk profile of the RBS Group’s key products and services, and it will be used to identify and quantify the most material risks. Subject matter experts and key stakeholders are engaged from across the RBS Group to support management decision-making in line with the RBS Group’s financial and non-financial appetite statement.

The New Product Risk Assessment process aims to ensure that the risks represented by new products (and material variations to existing products) are identified and assessed before launch. There is now a requirement to demonstrate that all products provide fair outcomes to customers. Ongoing enhancements to improve the risk rating of new and significant changes to products as well as increasing the focus on customers were introduced during 2015.

*unaudited

Financial review Capital and risk management

Operational risk* continued

Risk mitigation

Risks are mitigated through the application of key preventative and detective controls as an integral step in risk assessment methodology, to enable a determination of the residual risk. Control owners are accountable for the design, execution, performance and maintenance of key controls.

These key controls are regularly assessed for adequacy and tested for effectiveness. The control testing results are monitored and, where a material change in performance is identified, it results in a re-evaluation of the associated risk. During 2015, work continued on enhancing management information reporting, driving consistency and more focused actions to mitigate risk.

The RBS Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements.

Risk monitoring

Monitoring and reporting are part of the RBS Group’s operational risk management processes, which aim to ensure that risks and issues are identified, considered by senior executives, and managed effectively.

The most material operational risks and their position relevant to risk appetite are regularly reviewed at the OREC, along with any emerging risks and the actions taken to mitigate them. These are also reported to the BRC and the ERF. Exposures specific to each business are communicated through monthly risk and control reports that are discussed at business risk committees.

*unaudited

Financial review Capital and risk management

Operational risk* continued

Risk measurement

The RBS Group uses the standardised approach to calculate its operational risk capital requirement. This is based upon multiplying three years’ average historical gross income by co-efficients set by the regulator based on type of income.

As part of the wider Internal Capital Adequacy Assessment Process (ICAAP), an operational risk economic capital model is used as a key capital benchmark. The model utilises loss data and scenario analysis inputs from the operational risk framework to provide a risk-sensitive view of the Group’s operational risk capital requirement.

Scenario analysis is used to assess the potential impact of extreme but plausible operational risks. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Capital

Pillar 1 capital requirements for operational risk are set out in the Capital management section - Measurement - capital, RWAs and leverage.

Event and loss data management

The event and loss data management process ensures the capture and recording of operational risk loss events that meet defined criteria. The loss data is used for regulatory and industry reporting and is included in the capital modelling, for the calculation of the regulatory capital for operational risk.

The most serious events are escalated in a simple, standardised process to all senior management, by way of the Group Notifiable Event Process.

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2015 may relate to events that occurred, or were identified in, prior years.

Pension risk*

Definition

Pension obligation risk is the risk to the RBS Group caused by its contractual or other liabilities to or with respect to a pension scheme (whether established for its employees or those of a related company or otherwise). It also means the risk that the RBS Group will make payments or other contributions to or with respect to a pension scheme because of a moral obligation or because it considers that it needs to do so for some other reason.

All the disclosures in this section are unaudited.

Sources of risk

The Group has exposure to pension risk through its defined benefit schemes worldwide. The Main scheme is the principal source of pension risk, representing more than 90% of the Group’s pension scheme liabilities.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Meanwhile, pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates and equity and property prices. The Group is exposed to the risk that the schemes’ assets together with future returns and any additional future contributions are insufficient to meet liabilities as they fall due. In such circumstances, it could be obliged (or might choose) to make additional contributions to the schemes or be required to hold additional capital to mitigate this risk.

Key developments in 2015

A payment of £650 million was made to the Main scheme in 2015 in line with the current Schedule of Contributions, in addition to the regular annual contribution of around £270 million for ongoing accrual of benefits and the expenses of running the scheme.

Following developments in pension accounting and reporting during 2015 the Group revised its policy for determining whether or not it has an unconditional right to a refund of any surpluses in its employee pension funds and also revised prior periods (refer to page 112 - Accounting policies and page 129 Note 4, Pensions, for more details). The incremental impact of this, combined with the accelerated payment of £4.2 billion made in 2016, is anticipated to improve the Group’s risk profile, capital planning, and resilience through the period to 2019. Subject to PRA approval, the adverse core capital impact resulting from the accounting policy change and the accelerated payment is expected to be partially offset by a reduction in core capital requirements. Any such core capital offsets are likely to occur at the earliest from 1 January 2017, but they will depend on the PRA’s assessment of CET1 capital position at that time.

Governance

The Main scheme operates under a trust deed. The corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc. The trustee board currently comprises six directors selected by the RBS Group and four directors nominated by members. The trustee is supported by RBS Investment Executive Ltd (RIEL), a team which specialises in pension investment strategy.

*unaudited

Financial review Capital and risk management

Pension risk* continued

The Pension Risk Committee (PRC) chaired by the RBS Group Treasurer, acts as a sub-committee of the RBS Asset and Liability Committee (ALCo) and formulates the RBS Group’s view of pension risk. The PRC considers mechanisms that could potentially be used for managing risk within the pension schemes as well as financial strategy and employee welfare implications, and also reviews actuarial assumptions from a sponsor perspective as appropriate. The PRC is a key component of the RBS Group’s approach to pension risk where risk management, asset strategy and financing issues are reviewed and monitored on behalf of the RBS Group. The PRC also serves as a formal link between the RBS Group, RIEL and the trustee.

For further information on Risk governance, refer to page 14.

Risk appetite

Investment policy for the schemes is defined by the trustee with input from RIEL and other specialist advisers employed by the trustee. While the trustee is responsible for the management of the scheme assets, it consults with the RBS Group on material changes to the Main scheme’s risk appetite and investment policy.

The RBS Group maintains an independent view of the risk inherent in pension funds, with an associated risk appetite, and has defined limits against which risk is measured. In addition to the scrutiny provided by the PRC, the RBS Group also achieves this through regular pension risk monitoring and reporting to the Board, the Executive Committee and the BRC on the material pension schemes that the RBS Group has an obligation to support.

Risk mitigation

The trustee has taken measures to mitigate inflation and interest rate risks both by investing in suitable financial assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The assets of the Main scheme, which represented around 90% of the Group’s pension plan assets at 31 December 2015, are invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, property and other alternative assets.

The RBS Group also undertakes a number of stress tests and scenario analyses on its material defined benefit pension schemes each year as part of its risk measurement framework. These stress tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes the production of the pension risk ICAAP as well as additional stress tests for a number of internal management purposes.

Pension stress tests take the form of both stochastic and deterministic stresses over time horizons ranging from instantaneous to five years in duration. They are designed to examine the behaviour of the pension schemes’ assets and liabilities under a range of financial and demographic shocks. The results of the stress tests and their consequential impact on the RBS Group’s balance sheet, income statement and capital position are incorporated into the overall RBS Group-wide stress test results.

Risk monitoring and measurement

Pension risk reporting is submitted quarterly to the RBS Group Board in the RBS Group Risk Monthly Management Report. The report includes a measurement of the overall deficit or surplus position based on the latest data, estimated capital requirements and an assessment of the associated assets and liabilities.

*unaudited

Financial review Capital and risk management

Pension risk* continued

The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’) to changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements. Asset sensitivity to changes in nominal yields increased over the year as swap yields fell at longer durations and the Main scheme increased its interest rate hedging ratio.

	Change	Change	Change
	in value	in value of	in pension
	of assets	liabilities	obligations
2015	£m	£m	£m
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	874	363	511
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,029	1,104	(75)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	70	1,526	(1,456)
Fall in equity values of 10%	(667)	—	(667)

2014
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	447	413	34
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	932	1,159	(227)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	65	1,581	(1,516)
Fall in equity values of 10%	(771)	—	(771)

The chart below shows the pension liability cash flow profile, allowing for expected indexation of future payments.  The majority of expected cash flows (77%) are anticipated within the next 40 years.  The profile will vary depending on the assumptions made regarding inflation expectations and mortality.

*unaudited

Financial review Capital and risk management

Credit risk: management basis

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

The following disclosures in this section are audited:

•         Risk assessment and monitoring

•         Wholesale credit risk management

°          Risk mitigation

°          Problem debt management - Forbearance

•         Personal credit risk management

°          Problem debt management - Forbearance

°          Overview of personal portfolios - Balances, forbearance and LTV distribution

Sources of credit risk*

The principal sources of credit risk for the Group are as follows:

Lending - The Group offers a number of lending products that involve an obligation to provide credit facilities to customers. To mitigate the risk of loss, security may be obtained in the form of physical collateral (such as commercial real estate assets and residential property) or financial collateral (such as cash and bonds). Exposures arising from leasing activities are also included.

Off-balance sheet products - The Group provides trade finance and guarantees for customers, as well as committed but undrawn lending facilities, and is exposed to credit risk as a result.

Derivatives and securities financing - The Group enters into derivatives contracts and securities financing transactions. These result in counterparty credit risk, which is the risk of financial loss arising from the failure of a counterparty to meet obligations that vary in value by reference to a market factor. To mitigate the risk of loss, collateral and netting are used along with the additional legal rights provided under the terms of over-the-counter contracts.

Debt securities - The Group holds some debt securities for liquidity management purposes and is exposed to credit risk as a result.

Other activities - The Group is exposed to settlement risk through its activities in foreign exchange, trade finance and payments.

Overview and key developments

Credit quality and impairment - The portfolio reduced due to the strategic disposal of Capital Resolution assets. Improvement in asset quality was evidenced by a reduction in the number of customers showing financial stress, the number of customers in default and a release of provisions. This was achieved against a backdrop of supportive economic conditions in the Group’s key markets.

UK personal lending - The Group’s mortgage lending grew while underwriting standards remained unchanged. This reflected improving economic conditions as well as the continued low interest rate environment.

Credit risk management function*

Governance

Credit risk management is conducted on an overall basis within the RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most part, discussions on these aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

The activities of the RBS Group’s credit risk management function, which is led by the RBS Group Chief Credit Officer (GCCO), include:

•         approving credit for customers;

•         ensuring that credit risk is within the risk appetite set
by the Board;

•         managing concentration risk and credit risk control frameworks;

•         developing and ensuring compliance with credit risk policies; and

•         conducting RBS Group-wide assessments of provision adequacy.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

The key elements of the credit risk management function are set out below.

Leadership	GCCO	The GCCO has overall responsibility for the credit risk function. The GCCO chairs the Credit Risk Committee and, with the RBS Group CRO, co-chairs the RBS Group provisions committee.
Governance	Credit Risk committee	Authority over strategy, frameworks and policy as well as oversight of the Group credit profile.
	Provisions Committee (1)	Approval of recommendations from business provisions committees in accordance with approval thresholds.
Risk appetite

Concentration frameworks

  -  Wholesale

°  Single name

°  Sector

°  Country

°  Product and asset class

  - Personal credit appetite framework

Reputational and environmental, social and ethical frameworks

Credit policy

Frameworks are maintained at an RBS Group level to ensure that the risk of an outsized loss due to a concentration to a particular borrower, sector, product type or country remains within appetite. The credit frameworks are aligned to the RBS Group’s risk appetite framework.

The Group uses a product and asset class framework to control credit risk for its Personal businesses. The framework sets limits that measure and control the quality of both existing and new business for each relevant franchise or segment.

Controls and risk assurance	Control assurance Quality assurance Model risk management

Credit policy standards are in place for both Wholesale and Personal portfolios and are expressed as a set of mandatory controls. Assurance activities, as defined by credit policy, are undertaken by an independent assurance function.

Credit stewardship	Credit assessment standards Credit risk mitigation and collateral Credit documentation Regular portfolio/customer review Problem debt identification and management

Credit risk stewardship takes place throughout the customer lifecycle, from initial credit approval and on a continuous basis thereafter.

The methodology applied for assessing and monitoring credit risk varies between customer types and segments.

Customers	Segmentation

Customers are managed differently, reflecting different customer types and risks.

Wholesale customers are grouped by industry clusters and managed on an individual basis (includes Corporates, Banks and Financial Institutions).

Personal customers are grouped into portfolios of similar risk and managed on a portfolio basis (2).

Notes:

(1)     Authority is delegated by Executive Risk Forum.

(2)     For further information on the Group’s provisioning and impairment practices refer to page 79.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Risk appetite*

Risk appetite across all risk types is set by the RBS Group Board using specific quantitative targets under stress, including earnings volatility and capital adequacy. The credit risk frameworks take into account concentrations at Group-wide level and have been designed to reflect factors that influence the ability to meet those targets. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the credit risk appetite frameworks and risk appetite targets. The frameworks are supported by a suite of policies and transaction acceptance standards that set out the risk parameters within which franchises must operate. For further information on the specific frameworks for Wholesale and Personal refer to page 60 and 64 respectively.

Risk measurements and models*

Credit risk assets

A range of measures is used for credit risk exposures. The internal measure used, unless otherwise stated, is credit risk assets (CRA) consisting of:

•         Lending exposure - measured using drawn balances (gross of impairments). Comprises cash balances at central banks as well as loans and advances to banks and customers.

•         Counterparty exposures - measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and regulator-approved models but before the effect of collateral. Calculations are gross of credit value adjustments.

•         Contingent obligations - measured using the value of the committed amount and including primarily letters of credit and guarantees.

CRA exclude issuer risk (primarily debt securities) and securities financing transactions. CRA take account of regulatory netting although, in practice, obligations are settled under legal netting arrangements that provide a right of legal set-off but do not meet the offset criteria under IFRS.

Risk models

The output of credit risk models is used in the credit approval process - as well as for ongoing credit risk assessment, monitoring and reporting - to inform credit risk appetite decisions. These models may be divided into different categories:

Model	Calculation method	Wholesale	Personal
PD model	Individual counterparty

Each customer is assigned a probability of default (PD) rating and corresponding grade. PD is calculated using a combination of quantitative inputs, such as recent financial performance, and qualitative inputs such as management performance and sector outlook.

Each customer account is scored and models are used to assign a PD rating. Inputs vary across portfolios and include both internal account and customer level data, as well as data from credit bureaus. This score is used to support automated credit decision-making through the use of a statistically-derived scorecard.

LGD model	Individual counterparty

Loss given default (LGD) models estimate the amount that cannot be recovered in the event of a customer default. When estimating LGD, the Group’s models assess both borrower and facility characteristics, as well as any credit risk mitigants. The cost of collections and a time-discount factor for the delay in cash recovery are also incorporated.

EAD model	Individual counterparty

Exposure at default (EAD) models provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. Regulatory requirements stipulate that EAD must always be equal to, or higher, than current utilisation, though exposures can be reduced by a legally enforceable netting agreement.

EC model	Portfolio level

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

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Changes to credit models

Models are reviewed and updated on an ongoing basis in order to reflect the impact of more recent data, changes to products and portfolios, and new regulatory requirements. Extensive changes were made to Wholesale models between 2012 and 2014. To a lesser extent, the impact of these changes continued through 2015, resulting in some downwards rating migrations across internal asset quality bands.

Model changes affect year-on-year comparisons of risk measures in certain disclosures. Where meaningful, in commentary differentiations are made between instances where movements in risk measures reflect the impact of model changes and those where such movements reflect changes in the size of underlying credit portfolios or their credit quality.

For more information on model governance and review refer to the Model section on page 17.

Risk mitigation*

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

The business and credit teams are supported by specialist in-house documentation teams. The Group uses industry-standard loan and security documentation wherever possible. However, when non-standard documentation is used, external lawyers are employed to review it on a case-by-case basis. Mitigants (including any associated insurance) are monitored throughout the life of the transaction to ensure that they perform as anticipated. Similarly, documentation is also monitored to ensure it remains enforceable.

For further information refer to the sub-sections on Wholesale credit risk management and Personal credit risk management.

Counterparty credit risk

The Group mitigates counterparty credit risk arising from both derivatives transaction and repurchase agreements through the use of netting, collateral and market standard documentation.

Amounts owed by the Group to a counterparty are netted against amounts the counterparty owes the Group, in accordance with relevant regulatory and internal policies. However, generally, this is only done if a netting and collateral agreement is in place as well as a legal opinion to the effect that the agreement is enforceable in the relevant jurisdictions.

Collateral may consist of either cash or securities. In the case of derivatives, collateral generally takes the form of cash. In the case of securities financing transactions, collateral usually takes the form of debt securities and, to a much lesser extent, equity securities at the outset. However, if the value of collateral falls relative to the obligation, the Group may require additional collateral in the form of cash (variation margin). The vast majority of agreements are subject to daily collateral calls with collateral valued using internal valuation methodologies.

Industry standard documentation - such as master repurchase agreements and credit support annexes accompanied by legal opinion - is used for financial collateral taken as part of trading activities.

The Group restricts counterparty credit exposures by setting limits that take into account the potential adverse movement of an exposure after adjusting for the impact of netting and collateral (where applicable).

Risk assessment and monitoring

Practices for credit stewardship - including credit assessment, approval and monitoring as well as the identification and management of problem debts - differ between the Wholesale and Personal portfolios. For further information refer to the relevant sub-sections on pages 60 and 64. A key aspect of credit risk stewardship is ensuring that, when signs of impairment are identified, appropriate impairment provisions are recognised.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Impairment, provisioning and write-offs

In the overall assessment of credit risk, impairment, provisioning and write-offs are used as key indicators of credit quality. The impairment, provisioning and write-off processes are described in more detail below.

Impairment

A financial asset is impaired if there is objective evidence that the amount, or timing, of future cash flows has been adversely affected since its initial recognition. Refer to accounting policies on page 119 for details regarding the quantification of impairment losses.

Days-past-due measures are typically used to identify evidence of impairment. In both Wholesale and Personal portfolios, a period of 90 days past due is used. In Sovereign portfolios, the period used is 180 days past due. Indicators of impairment include the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or any evidence of diminished cash flows.

Provisioning

The amount of an impairment loss is measured as the difference between the asset carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate. The current net realisable value of the collateral will be taken into account in determining the need for a provision. This includes cash flows from foreclosure (less costs of obtaining and selling the collateral), whether or not foreclosure is probable. Impairment provisions are not recognised where amounts due are expected to be settled in full on the realisation of collateral. The Group uses one of the following three methods to quantify the provision required: individual; collective; and latent, as set out below:

Provision method	Customer type	Quantification method	Key factors considered
Individual	Impaired, individually significant	Case-by-case assessment of future cashflows	• Customer and guarantor performance. • Future value of collateral. • Future economic conditions based on factors available at the time.
Collective	Impaired but not individually significant, grouped into homogenous portfolios	Quantitative review of relevant portfolio	• Level of arrears. • Value of security. • Historical and projected cash recovery trends. • Current economic conditions. • Operational processes. • Latest cash collection profile.
Latent	Not impaired	PD% x LGD% x EAD x Emergence Period

•         For wholesale customers PD, LGD and EAD values are used.

•         For personal, calculations are performed at portfolio level by product (e.g. mortgages, credit cards or unsecured loans).

•         Portfolio-level emergence periods are based on products or businesses with similar homogenous characteristics. Emergence periods range from 120 to 274 days.

Refer to pages 79 to 83  for an analysis of impaired loans, related provisions and impairments. Refer to page 119 for details of accounting policies. For details on collateral, refer to the Counterparty credit risk section on page 56 as well as the Wholesale and Personal risk mitigation sections on pages 60 and 64.

The Restructuring credit team will ultimately recommend or approve any provision that may be required.

Sensitivity of impairments to assumptions

Key assumptions relating to impairment levels relate to economic conditions, the interest rate environment, the ease and timing of enforcing loan agreements in varying legal jurisdictions and the level of customer co-operation.

In addition, for secured lending, key assumptions relate to the valuation of the security and collateral held, as well as the timing and cost of asset disposals based on underlying market depth and liquidity. Assessments are made by relationship managers on a case-by-case basis for individually-assessed provisions and are validated by credit teams. For individual impairments greater than £1 million, oversight is provided by the RBS Group Provisions Committee.

Financial review Capital and risk management

Credit risk: management basis continued

Available-for-sale portfolios

Available-for-sale portfolios are also regularly reviewed for evidence of impairment, including: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and increased likelihood that the issuer will enter bankruptcy or other financial reorganisation.

Determining whether evidence of impairment exists requires the exercise of management judgement. It should be noted that the following factors are not, of themselves, evidence of impairment, but may be evidence of impairment when considered with other factors:

•         Disappearance of an active market because an entity’s financial instruments are no longer publicly traded.

•         A downgrade of an entity’s credit rating.

•         A decline in the fair value of a financial asset below its cost or amortised cost.

Write-offs

Impaired loans and receivables are written-off when there is no longer any realistic prospect of recovery of part, or the entire loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events. For details of the typical time frames, from initial impairment to write off, for collectively assessed portfolios refer to the accounting policies section on page 119.

Amounts recovered after a loan has been written-off are credited to the loan impairment charge for the period in which they are received.

Portfolio overview*
The table below summarises the Group’s credit risk exposures measured by CRA.

		Wholesale
				Retail &		Banks &
	Personal (1)	Property	Services	Leisure	Manufacturing	other FIs	Other	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m
UK	101,304	16,864	7,786	6,720	5,358	1,871	5,501	145,404
RoI (2)	14,319	1,740	731	1,020	1,034	167	2,288	21,299
Other Western Europe	375	62	30	125	150	630	598	1,970
North America	204	44	45	371	45	345	37	1,091
RoW (3)	2,229	223	163	11	30	502	49	3,207
Total	118,431	18,933	8,755	8,247	6,617	3,515	8,473	172,971

Watch Red	—	236	147	157	169	9	56	774
AQ10	5,015	2,761	493	613	248	87	247	9,464

2014
UK	90,592	20,211	8,145	6,919	5,116	1,872	6,039	138,894
RoI (2)	16,021	7,529	1,144	1,725	1,257	393	1,536	29,605
Other Western Europe	546	55	108	120	98	881	1,177	2,985
North America	190	68	61	247	67	708	409	1,750
RoW (3)	1,760	205	1,468	58	21	1,251	183	4,946
Total	109,109	28,068	10,926	9,069	6,559	5,105	9,344	178,180

Watch Red	—	349	204	201	86	14	150	1,004
AQ10	6,335	11,331	1,023	1,537	454	213	443	21,336

Notes:

(1)    Personal portfolio includes business customers within Business Banking.

(2)    RoI: Republic of Ireland.

(3)    Rest of World comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Key points

•         The make up of the portfolio continued to evolve during the year as a result of the Group’s focus on the UK personal sector and disposals of RCR assets.

•         Exposure in Personal increased from £109.1 billion at 31 December 2014 to £118.4 billion at 31 December 2015 while Wholesale decreased from £69.1 billion at 31 December 2014 to £54.5 billion at 31 December 2015. Personal represents 68% of the overall portfolio (2014 - 61%), with significant focus on the UK market (86%). Refer to page 69 for further information on the key credit metrics of the Personal portfolio.

•         Exposure to the Property sector significantly fell during 2015, driven by RCR disposals in the UK and RoI. The concentration of Property as a proportion of the Group portfolio has, a result, reduced from 16% at December 2014 to 11% at December 2015. Exposure to this sector consists of 69% to commercial real estate (2014 - 77%), construction 8% (2014 - 6%), housing associations 19% (2014 - 14%) and building materials 4% (2014 - 3%). The commercial real estate portfolio mostly consisted of lending secured against UK investment property assets. Asset quality improved during 2015, with forbearance, Watchlist and defaulted customers all showing a significant decrease during the period. At 31 December 2015, exposure to customers in default represented 15% of total exposure to the sector, compared to 40% at 31 December 2014.

•         Exposure to the Services and Retail & Leisure sectors in the UK and RoI were stable during the year. This reflected the importance of these sectors to the Group’s strategy. Reductions observed in other geographic areas to those sectors were in line with the exit strategy. Asset quality improved as a result of supportive economic conditions.

•         All other Wholesale sectors represent less than 5% of the total portfolio with no material concentration to a specific sector. The Group has no material exposure to the Oil & Gas, Mining & Metals or the transport sectors or to emerging market countries. Asset quality across all wholesale sectors improved during 2015, reflecting a supportive economic environment in the UK.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Wholesale credit risk management

This section sets out further detail on the Group’s approach to credit risk management for its wholesale customers.

Risk assessment*

Before credit facilities are made available to customers a credit assessment is undertaken.  The assessment process is the same for all customers. However, within the RBS Group, credit risk management is organised in terms of the complexity of the assessment rather than aligned to franchises. Capital Resolution is not managed separately but is shown in tables to aid understanding of the size of the exit portfolio. Credit is only granted to customers following joint approval by an approver from the business and the credit risk function.

These approvers act within a delegated approval authority under the wholesale Credit Authorities Framework (CAF) approved by the Executive Risk Forum.

The level of delegated authority held by approvers is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the CAF. Both business and credit approvers are accountable for the quality of each decision taken but the credit risk approver holds ultimate sanctioning authority.

In 2015, new Transaction Acceptance Standards (TAS) were introduced to provide more detailed transactional lending and risk acceptance guidelines which are one of the tools to control risk appetite at the customer/transaction level. TAS are supplementary to Credit Policy.

When assessing credit risk the following must be considered at a minimum:

•         The amount, terms, tenor, structure, conditions, purpose and appropriateness of all credit facilities;

•         Compliance with relevant credit policies and transaction acceptance standards;

•         The customer’s ability to meet obligations, based on an analysis of financial information;

•         A review of payment and covenant compliance history;

•         The customer’s risk profile, including sector, sensitivity to economic and market developments and management capability;

•         Legal capacity of the customer to engage in the transaction;

•         Credit risk mitigation including requirements for valuation and revaluation. The customer’s credit grade and the loss given default estimate for the facilities;

•         The requirement for the provision of financial information, covenants and/or monitoring formulae to monitor the customer’s financial performance;

•         Refinancing risk - the risk of loss arising from the failure of a customer to settle an obligation on expiry of a facility through the drawdown of another credit facility provided by the Group or by another lender;

•         Consideration of other risks such as environmental, social and ethical, regulatory and reputational risks; and

•         The portfolio impact of the transaction, including the impact on any credit risk concentration limits or agreed business franchise risk appetite.

Where the customer is part of a group, the credit assessment considers aggregated credit risk limits for the customer group as well as the nature of the relationship with the broader group (e.g. parental support) and its impact on credit risk.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Risk mitigation

The Group mitigates credit risk through the use of netting, collateral and market standard documentation, depending on the nature of the counterparty and its assets. The most common types of mitigation are:

•         Other physical assets - Including stock, plant, equipment, machinery, vehicles, ships and aircraft. Such assets are suitable collateral only if the Group can identify, locate, and segregate them from other assets on which it does not have a claim. The Group values physical assets in a variety of ways, depending on the type of asset and may rely on balance sheet valuations in certain cases.

•         Receivables - These are amounts owed to the Group’s counterparties by their own customers. The Group values them after taking into account the quality of its counterparty’s receivable management processes and excluding any that are past due.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

All collateral is assessed case by case to ensure that it will retain its value independently of the provider. The Group monitors the value of the collateral and, if there is a shortfall, will seek additional collateral.

Problem debt management

Early problem identification*

Each segment has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty they may decide to place the customer on the Watchlist.

Watchlist*

For customers not managed in Capital Resolution, there are three Watch classifications - Amber, Red and Black - reflecting progressively deteriorating conditions.

Watch Amber customers are performing customers who show early signs of potential financial difficulty, or have other characteristics that warrant closer monitoring.

Watch Red customers are performing customers who show signs of declining creditworthiness and so require active management.  When a customer is classified as Watch Red, the Restructuring team engaged to consider whether the relationship should be transferred to them. Watch Red customers who continue to be managed outside of restructuring tend to be those requiring specialist subject matter expertise that is only available outside of Restructuring.

The Watch Black portfolio includes AQ10 exposures.

Once on the Watchlist a number of mandatory actions are taken, including a review of the customer’s credit grade and facility and security documentation. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring.

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

Customers managed in Capital Resolution are by their nature subject to heightened scrutiny and regular review against specific disposal plans. Capital Resolution customers are separately identified in the Group’s internal Watchlist reporting, with their Watchlist classification based on asset quality.

The Watchlist process will be replaced by the Risk of Credit Loss framework in early 2016. This will ensure the problem debt portfolio is managed consistently and efficiently, with added focus on customers whose credit profiles have deteriorated outside original risk appetite.

Restructuring*

The Restructuring team manages customer relationships with the Group’s Wholesale problem debt portfolio. The factor common to all customers with Restructuring involvement is that the Group’s exposure is outside risk appetite. The primary function of Restructuring is to restore customers to an acceptable credit profile, minimise losses to the Group and protect the Group’s capital.

Specialists in Restructuring work with customers experiencing financial difficulties, and showing signs of financial stress, with the aim of restoring their business to financial health whenever possible. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing if that is the customer’s preferred option.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Specialists within Restructuring conduct a detailed assessment of the viability of the business, as well as the ability of management to deal with the causes of financial difficulty, focusing on both financial and operational issues. Following the assessment, options -  which may include forbearance or restructuring of facilities or both - are developed. Credit risk decisions, including reviewing and approving any operational and financial restructuring solutions in relation to these customers, are made by a dedicated Restructuring Credit team.

Where a solvent solution is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the desired goal.

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

The aim of forbearance is to restore the customer to financial health while minimising risk to the Group. To ensure that forbearance is appropriate for the needs and financial profile of the customer, the Group applies minimum standards when assessing, recording, monitoring and reporting forbearance.

Types of Wholesale forbearance

The type of forbearance offered is tailored to the customer’s individual circumstances. For wholesale customers forbearance may involve the following types of concessions:

•         Covenant waiver

A recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, the Group would seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances. For example it may be structured as either increased margin on a cash or payment-in-kind basis, deferred-return instruments or both. While the Group considers these types of concessions qualitatively different from other forms of forbearance, they constitute a significant proportion of Wholesale forborne loans and are therefore included in these disclosures.

•         Amendment to margin

Contractual margin may be amended to bolster the customer’s day-to-day liquidity to help sustain its business as a going concern. This would normally be a short-term solution. The Group would seek a return commensurate to the risk that it is required to take.

•         Payment concessions and loan rescheduling (including extensions in contractual maturity)

May be granted to improve the customer’s liquidity or on the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options have been used in CRE transactions, particularly during periods where a shortage of market liquidity has ruled out immediate refinancing and made short-term collateral sales unattractive.

•         Debt forgiveness/debt for equity swap

May be granted where the customer’s business condition or economic environment is such that it cannot meet obligations and where other forms of forbearance are unlikely to succeed. Debt forgiveness can be used for stressed corporate transactions and is typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model, strategy and debt level are viable, maintaining the business as a going concern is the preferred option, rather than realising the value of the underlying assets.

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

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Provisions for forborne Wholesale loans are assessed in accordance with normal provisioning policies (refer to Impairment loss provision methodology). The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, are considered in order to establish whether an impairment provision is required.

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

The transfer of Wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers and the Restructuring credit risk function. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status. This course of action is not dependent on a specified time period and follows the credit risk manager’s assessment that it is appropriate.

Flow into forbearance

The table below shows the value of loans (excluding loans where the Group has initiated recovery procedures) where forbearance was completed during the year, by sector and types. This only includes the forborne facility exposure. No exit criteria are currently applied.

	2015				2014
Wholesale forbearance during the year by sector		Non-		Provision		Non-		Provision
	Performing	performing	Total	coverage (1)	Performing	performing	Total	coverage (1)
	£m	£m	£m	%	£m	£m	£m	%
Property	197	639	836	58	488	3,731	4,219	71
Natural resources	30	2	32	33	54	2	56	89
Transport	10	13	23	42	25	34	59	61
Retail & Leisure	84	100	184	35	198	376	574	58
Services	162	116	278	46	192	275	467	56
Other	51	106	157	51	187	197	384	56
Total	534	976	1,510	53	1,144	4,615	5,759	68

Note:

(1)    Provision coverage reflects impairment provision as a percentage of non-performing loans.

Forbearance arrangements
The table below shows the incidence of the main types of Wholesale renegotiations.

Wholesale renegotiations during the year by type (1,2)	2015	2014
	£m	£m
Payment concessions	1,317	4,386
Non-payment concessions	193	1,373
Total	1,510	5,759

Notes:

(1)    Forbearance arrangements in 2014 included £19 million of payment and £30 million of non-payment refinancing concessions respectively; refinancing forbearance arrangements in 2015 totalled nil.

(2)    Previously reported forbearance types are classified as non-payment (covenant concessions, release of security) and payment (payment concessions and loan rescheduling, forgiveness of all or part of the outstanding debt, variation in margin, standstill agreements).

Financial review Capital and risk management

Credit risk: management basis continued

Key points

At 31 December 2015 loans totalling £0.9 billion were granted credit approval for forbearance but had not yet reached legal completion. These loans are referred to as “In Process” and are not included in the tables above. 70% of these were non-performing loans, with an associated provision coverage of 31%; and 30% were performing loans. The principal types of arrangements offered were payment concessions.

•         Loans forborne during 2014 and 2015 outstanding at 31 December 2015 were £2.3 billion, of which £0.8 billion related to arrangements completed during 2014.

•         Additional provisions charged in 2015 relating to loans forborne during 2014 totalled £0.1 billion. Provision coverage of those loans at 31 December 2015 was 77%.

•         Non-RCR forborne cases that were performing as at Q4 2014 and are still performing as at Q4 2015 totalled £0.7 billion. By value, 90% of the performing non-RCR loans granted forbearance in 2014 remained performing at 31 December 2015.

Personal credit risk management

This section sets out further detail on the Group’s approach to credit risk management for its Personal customers.

Risk appetite*

The RBS Group uses a credit risk appetite framework to control credit risk for its personal businesses. The framework sets limits that measure and control, for each relevant franchise or reportable segment, the quality of both existing and new business. The actual performance of each portfolio is tracked relative to these limits and action taken where necessary. These limits apply to a range of credit risk-related measures including expected loss of the portfolio, the expected loss in a given stress scenario, projected credit default rates and the LTV of personal mortgage portfolios.

Personal credit risk assessment*

Personal lending entails making a large number of small-value loans. To ensure that these lending decisions are made consistently, credit information is analysed, including the historical debt servicing behaviour of customers with respect to both the Group and their other lenders. The Group then sets its lending rules accordingly, developing different rules for different products. The process is then largely automated, with customers receiving a credit score that reflects a comparison of their credit profile with the rule set. However, for relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions.

Personal risk mitigation*

The Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages and home equity lending. The Group values residential property during the loan underwriting process by either appraising properties individually or valuing them collectively using statistically valid models. The Group updates residential property values quarterly using the relevant residential property index, namely:

Region	Index used
UK	Halifax quarterly regional house price index
Northern Ireland	Office for National Statistics house price index
RoI	Central Statistics Office residential property price index

Problem debt management*

Personal customers in financial difficulty are managed through either collections or recoveries functions.  Further details of these are set out below:

Collections*

Collections functions in each of RBS’s personal businesses provide support to customers who cannot meet their obligations to RBS. Such customers may miss a payment on their loan, borrow more than their agreed limit, or ask for help. Dedicated support teams are also in place to identify and help customers who have not yet missed a payment but may be facing financial difficulty. The collections function uses a range of tools to initiate contact with such customers, establish the cause of their financial difficulty and support them where possible.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

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

Forbearance

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer's financial difficulties.

Customers who contact the Group directly because of financial difficulties, or who are already in payment arrears, may be granted forbearance. In the course of assisting customers, more than one forbearance treatment may be granted.

The type of forbearance granted will differ based upon an assessment of the customer's circumstances. Forbearance is granted principally to customers with mortgages and less frequently to customers with unsecured loans.

Forbearance options include, but are not limited to:

•         Payment concessions - A temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period. Ulster Bank RoI also offers payment concessions in the form of discounted interest rates that involve the forgiveness of some interest.

•         Capitalisation of arrears - The customer repays the arrears over the remaining term of the mortgage and returns to an up-to-date position.

•         Term extensions - The maturity date of the loan is extended.

•         Interest only conversions - The loan converts from principal and interest repayment to interest only repayment on a permanent or, in Ulster Bank RoI only, temporary basis. UK Personal, interest only conversions have not been used to support customers in financial difficulty since 2009.

Types of forbearance offered in the unsecured portfolios vary by reportable segment.

Monitoring of forbearance - The granting of forbearance will only change the delinquency status of the loan in exceptional circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if it remains up to date for the duration of the probation period and is deemed likely to continue to do so.

Additionally for some forbearance types a loan may be transferred to the performing book if a customer makes payments that reduce loan arrears below 90 days (Ulster Bank RoI, PBB collections function).

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Impairments for forbearance Methodology used for provisioning and impairments for forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions. The type of provisioning methodology used and specific factors considered for forborne loans is summarised below:

	Performing forborne loans - Latent calculation(1)	Non-performing forborne loans
	Difference in PD/LGD used for forborne population	Treatment	Difference in LGD used for forborne population
UK PBB (excl Northern Ireland)

•         Forborne loans form a separate risk pool for 24 months.

•         Calculation uses the higher of the observed (forborne and total population) default rates, or PD.

•         An extended emergence period is incorporated for forborne loans.

		Collective	• No difference in treatment for non-forborne loans, LGD models unaffected by forbearance.
Northern Ireland

•         The PD model used in latent provision calculations is calibrated separately for forborne loans, using information on the historic performance of loans subject to similar arrangements.

•         An extended emergence period is incorporated for forborne loans.

		Collective	• No difference in treatment for non-forborne loans. LGD models unaffected by forbearance.
Ulster Bank RoI

•         Forborne loans and previous forborne loans form a separate risk pool taking into account the term of the forbearance treatment and applicable post-probationary periods.

•         The PD model used in latent provision calculations is calibrated separately for forborne loans, using information on the historic performance of loans subject to similar arrangements.

•         An extended emergence period is incorporated for forborne loans.

		Collective	• Forborne (and previously forborne) loans form a separate risk pool where specific LGDs are allocated using observed performance of these loans.
Private Banking	• An extended emergence period is incorporated for forborne loans.	Individual	• No difference in treatment for non-forborne loans, LGD models unaffected by forbearance.

Note:

(1)    Once such loans are no longer separately identified, the use of account level PDs, refreshed monthly in the latent provision methodology, captures the underlying credit risk without a material time lag. There is no reassessment of the PD at the time forbearance is granted but the loan is subject to the latent provisioning described above.

Financial review Capital and risk management

Credit risk: management basis continued

Recoveries*

Once a loan has been identified as impaired it is managed by recoveries teams in the relevant businesses. The teams seek to minimise the Group’s loss by maximising cash recovery while treating customers fairly.

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

Personal portfolio overview: Personal credit risk	2015
	UK	Ulster	Private
	PBB	Bank RoI	Banking	Total
	£m	£m	£m	£m

Mortgages	85,257	13,770	6,187	105,214
Of which:
Interest only variable rate*	9,073	622	3,224	12,919
Interest only fixed rate*	8,391	11	1,973	10,375
Mixed (capital and interest only)*	3,568	86	1	3,655
Buy-to-let*	12,790	2,005	451	15,246
Forbearance	2,418	3,515	63	5,996

Forbearance stock: arrears status
Current	2,089	2,143	63	4,295
1-3 months in arrears	193	653	—	846
> 3 months in arrears	136	719	—	855

Provisions	120	1,062	3	1,185

REIL	520	2,550	19	3,089

Other lending	8,416	280	3,240	11,936

Total lending	93,673	14,050	9,427	117,150

Mortgage LTV ratios
- Total portfolio	56%	83%	51%	60%
- New business	69%	77%	55%	68%
- Performing	56%	80%	51%	59%
- Non-performing	63%	106%	90%	89%

Note:

(1)    Impairment provisions above include latent provisions.

Mortgage LTV distribution

		50%	70%	90%	100%	110%	130%		Total with
LTV ratio value	<=50%	<=70%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	Other	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	31,435	31,992	19,130	2,168	181	183	100	24	85,213	44	85,257
Performing	31,110	31,533	18,841	2,115	159	167	88	18	84,031	43	84,074
Non-performing	325	459	289	53	22	16	12	6	1,182	1	1,183

Ulster Bank RoI	2,549	2,395	2,816	1,279	1,258	2,302	891	280	13,770	—	13,770
Performing	2,382	2,220	2,580	1,126	1,082	1,899	558	92	11,939	—	11,939
Non-performing	167	175	236	153	176	403	333	188	1,831	—	1,831

Private Banking	2,298	2,697	783	36	11	3	12	20	5,860	327	6,187
Performing	2,295	2,696	780	27	9	1	12	19	5,839	327	6,166
Non-performing	3	1	3	9	2	2	—	1	21	—	21

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued
	2014
	UK	Ulster	Private
	PBB	Bank RoI	Banking	Total
	£m	£m	£m	£m

Mortgages	73,558	15,272	6,104	94,934
Of which:
Interest only variable rate*	9,159	795	3,793	13,747
Interest only fixed rate*	7,374	8	1,472	8,854
Mixed (capital and interest only)*	3,899	120	—	4,019
Buy-to-let*	9,606	1,902	523	12,031
Forbearance	2,784	3,856	50	6,690

Forbearance stock: arrears status
Current	2,407	2,214	50	4,671
1-3 months in arrears	211	686	—	897
> 3 months in arrears	166	956	—	1,122

Provisions	125	1,378	3	1,506

REIL	668	3,270	20	3,958

Other lending	9,037	329	4,876	14,242

Total lending	82,595	15,601	10,980	109,176

Mortgage LTV ratios
- Total portfolio	58%	93%	51%	63%
- New business	71%	77%	47%	68%
- Performing	58%	89%	51%	62%
- Non-performing	69%	115%	78%	99%

Mortgage LTV distribution

		50%	70%	90%	100%	110%	130%		Total with
LTV ratio value	<=50%	<=70%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	Other	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PBB	25,304	27,565	17,545	2,010	540	288	151	106	73,509	49	73,558
Performing	25,052	27,120	17,156	1,917	496	254	140	88	72,223	47	72,270
Non-performing	252	445	389	93	44	34	11	18	1,286	2	1,288

Ulster Bank RoI	2,331	2,135	2,650	1,309	1,336	2,688	1,973	850	15,272	—	15,272
Performing	2,152	1,942	2,385	1,143	1,144	2,196	1,437	393	12,792	—	12,792
Non-performing	179	193	265	166	192	492	536	457	2,480	—	2,480

Private Banking	2,646	2,565	694	39	25	9	4	15	5,997	107	6,104
Performing	2,640	2,562	683	35	23	9	4	13	5,969	107	6,076
Non-performing	6	3	11	4	2	—	—	2	28	—	28

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Key credit portfolios

UK PBB*

Overview

•         The UK personal mortgage portfolio increased by 16% to £85.3 billion. £72.5 billion (2014 - £64.0 billion) was owner-occupied and £12.8 billion (2014 - £9.6 billion) was buy-to-let. Of the total portfolio approximately £23 billion related to properties in the south east of England, while £18 billion related to properties in Greater London.

•         Gross new mortgage lending amounted to £21.7 billion in 2015. Lending to owner-occupiers during this period was £18.0 billion (2014 - £14.8 billion) and had an average LTV by weighted value of 71% (2014 - 72%). Buy-to-let lending was £3.7 billion (2014 - £2.8 billion) with an average LTV by weighted value of 64% (2014 - 64%).

•         Based on the Halifax House Price Index at September 2015, the portfolio average indexed LTV by volume was 50% (2014 - 51%) and 55.7% by weighted value of debt outstanding (2014 - 56.8).  This excludes £2 billion of mortgages granted by Ulster Bank Northern Ireland which are indexed against the house price index published by the Office of National Statistics.

•         Of the total mortgage portfolio, approximately 74% (£63 billion) were fixed interest rate products of varying time durations with 2% (£2 billion) a combination of fixed and variable rates and the remainder variable rate. Approximately12% (£9.0 billion) of owner-occupied mortgages were on interest-only terms with a bullet repayment and 5% (£3.3 billion) were on a combination of interest-only and capital and interest. The remainder were capital and interest. 66% (£8.5 billion) of the buy-to-let mortgages were on interest-only terms and 2% (£0.3 billion) on a combination of interest only and capital and interest.

•         The arrears rate fell from 0.8% in December 2014 to 0.7% at the end of 2015. This reflected the growth in the mortgage portfolio, the stable UK economy and underlying asset quality.

•         The flow of new forbearance was £183 million in the second half of 2015 compared with £191 million in the second half of 2014. The value of mortgages subject to forbearance has decreased by 13% since the previous year end to £2.4 billion (equivalent to 2.8% of the total mortgage book) as a result of improved market conditions and methodology changes.

•         The majority (93%) of UK PBB forbearance is permanent in nature (term extensions, capitalisation of arrears, historic conversions to interest only). Temporary forbearance comprises payment concessions such as reduced or deferred payments with such arrangements typically agreed for a period of three to six months.

•         The impairment charge for mortgage loans remained low at £7.0 million in 2015 reflecting continuing house price increases, albeit these were less significant than those experienced in 2014 which saw a net release of £6.9 million.

•         A summary of the maturity profile for bullet principal repayment interest only mortgages (excluding mixed repayment mortgages) is set out below:*

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2016 (1)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	303	764	2,585	3,773	4,570	5,121	344	17,460
Conversion to amortising (2,3)	4	—	—	—	—	—	—	4
Total	307	764	2,585	3,773	4,570	5,121	344	17,464

	2015 (4)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	278	714	2,598	3,528	4,518	4,630	252	16,518
Conversion to amortising (2,3)	14	1	—	—	—	—	—	15
Total	292	715	2,598	3,528	4,518	4,630	252	16,533

Notes:

(1)    2016 includes pre-2016 maturity exposure.

(2)    Includes £1.0 billion (2014 - £1.1 billion) of repayment mortgages that have been granted interest only concessions (forbearance).

(3)    Maturity date relates to the expiry of the interest only period.

(4)    2015 includes pre-2015 maturity exposure.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Ulster Bank RoI*

Overview

•         Ulster Bank RoI’s residential mortgage portfolio totalled £13.8 billion at 31 December 2015. Excluding the impact of exchange rate movements, the portfolio decreased by 4.4% from 31 December 2014 as a result of amortisation - a portion of which related to the variable rate mortgage portfolio and the sale of a £0.3 billion buy-to-let mortgage portfolio. The volume of new business has increased reflecting continuing market demand.

•         Gross new mortgage lending amounted to £522 million in 2015. Lending to owner-occupiers during this period was £511 million (2014 - £392 million) and had an average LTV by weighted value of 77% (2014 - 76%). Buy-to-let lending was £10 million (2014 - £10 million) with an average LTV by weighted value of 66% (2014 - 73%).

•         The interest-rate product mix was approximately 87% (£12.0 billion) of the mortgage portfolio on variable-rate products and 13% (£1.7 billion) on fixed rate.

•         The portfolio average indexed LTV decreased from 93% at 31 December 2014 to 83% at 31 December 2015 as a result of improved market conditions and the sale of a buy-to-let mortgage portfolio.

•         At 31 December 2015, 26% of total mortgage assets (£3.5  billion) were subject to a forbearance arrangement, a decrease of 9% (£0.3 billion) from 31 December 2014. Excluding the impact of exchange rate movements, the value of mortgage assets subject to a forbearance arrangement has decreased by £131 million (3.3%).

•         The number of customers approaching Ulster Bank RoI for the first time in respect of forbearance assistance declined through 2015.

•         A total of 59% (£2.1 billion) of forborne loans were subject to a long term arrangement (capitalisations, term extensions, economic concessions) at 31 December 2015 (2014 - 51%, £2.0 billion). Short term forbearance comprises payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest only arrangements.

•         The impairment release was driven by a decrease in defaulted assets leading to reduced loss expectations.

•         Ulster Bank RoI stopped offering interest only loans as a standard mortgage offering for new lending in the Republic of Ireland in 2010. Interest only mortgages are now granted only to customers in need of forbearance. A summary of the maturity profile for bullet principal repayment interest only mortgages (excluding mixed repayment mortgages) is set out below:*

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2016 (1)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	7	14	28	44	67	26	6	192
Conversion to amortising (2,3)	308	119	5	3	3	2	1	441
Total	315	133	33	47	70	28	7	633

	2015 (4)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	6	16	32	45	69	35	8	211
Conversion to amortising (2,3)	352	205	29	2	4	—	—	592
Total	358	221	61	47	73	35	8	803

Notes:

(1)    2016 includes pre-2016 maturity exposure.

(2)    Includes £0.1 billion (2014 - £0.3 billion) of repayment mortgages that have been granted interest only concessions (forbearance).

(3)    Maturity date relates to the expiry of the interest only period.

(4)    2015 includes pre-2015 maturity exposure.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Private Banking*

Overview

•         The majority of the Private Banking personal lending portfolio relates to mortgage lending. The mortgage portfolio was broadly unchanged at £6.2 billion.

•         Gross new mortgage lending amounted to £2.2 billion in 2015. Lending to owner-occupiers during this period was £2.0 billion (2014 - £2.1 billion) with an average LTV by weighted value of 54% (2014 - 51%). Buy-to-let lending was £0.2 billion (2014 - £0.2 billion) with an average LTV by weighted value of 65% (2014 - 59%).

•         The number of customers with mortgages in forbearance at the end of 2015 increased from 42 to 58 compared to the end of 2014. In value terms, the exposure increased from £50 million to £63 million.

•         A total of 85% (£53.6 million) of forbearance loans were subject to a long term arrangement (capitalisations, term extensions, economic concessions) at 31 December 2015 (2014 - 65% or £32.7 million). Short term forbearance comprises payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest only arrangements.

•         Private Banking offers interest-only mortgages to high net worth customers, with over a third of the book typically being refinanced/replaced per annum. A summary of the maturity profile for bullet principal repayment interest only mortgages (excluding mixed repayment mortgages) is set out below.

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2016 (1)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	838	1,513	1,562	829	267	187	1	5,197

	2015 (2)	2016-17	2018-22	2023-27	2028-32	2033-42	After 2042	Total
2014	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	1,202	1,404	1,965	425	162	106	1	5,265

Notes:

(1)    2016 includes pre-2016 maturity exposure.

(2)    2015 includes pre-2015 maturity exposure.

*unaudited

Financial review Capital and risk management

Credit risk: balance sheet analysis

Credit risk assets analysed on pages 58 to 71 are reported internally to senior management. However they exclude certain exposures, primarily securities and reverse repurchase agreements and take account of legal netting agreements, that provide a right if legal set-off but do not meet the offset criteria in IFRS. The tables that follow are therefore provided to supplement disclosures of credit risk assets to reconcile to the balance sheet. All the disclosures in this section are audited.

Financial assets exposure summary

The table below analyses the Group’s financial assets exposures, both gross and net of offset arrangements.

	Group
2015	Gross	IFRS	Carrying	Balance sheet	Exposure
	exposure	offset (1)	value	offset (2)	post offset (3)
	£m	£m	£m	£m	£m
Cash and balances at central banks	1,690	—	1,690	—	1,690
Reverse repos	24,668	(13,987)	10,681	(449)	10,232
Lending	169,457	—	169,457	(6,865)	162,592
Debt securities	7,204	—	7,204	—	7,204
Equity shares	717	—	717	—	717
Derivatives	889	—	889	(171)	718
Settlement balances	2,506	(1,057)	1,449	(26)	1,423
Total third party excluding disposal groups	207,131	(15,044)	192,087	(7,511)	184,576
Disposal groups	3,219	—	3,219	—	3,219
Total third party including disposal groups	210,350	(15,044)	195,306	(7,511)	187,795
Amounts due from holding company and fellow subsidiaries	102,385	—	102,385	(1,334)	101,051
Total gross of short positions	312,735	(15,044)	297,691	(8,845)	288,846
Short positions	(3,577)	—	(3,577)	—	(3,577)
Net of short positions	309,158	(15,044)	294,114	(8,845)	285,269

2014
Cash and balances at central banks	2,709	—	2,709	—	2,709
Reverse repos	24,547	(15,872)	8,675	(265)	8,410
Lending	167,103	—	167,103	(6,795)	160,308
Debt securities	13,047	—	13,047	—	13,047
Equity shares	779	—	779	—	779
Derivatives	1,231	(5)	1,226	(259)	967
Settlement balances	3,486	(1,776)	1,710	—	1,710
Total third party	212,902	(17,653)	195,249	(7,319)	187,930
Amounts due from holding company and fellow subsidiaries	108,094	—	108,094	(1,715)	106,379
Total gross of short positions	320,996	(17,653)	303,343	(9,034)	294,309
Short positions	(6,827)	—	(6,827)	—	(6,827)
Net of short positions	314,169	(17,653)	296,516	(9,034)	287,482

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

(3)   The Group holds collateral in respect of net exposures above. For individual loans and advances to banks and customers, this collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Key points

•         Total third party exposure post offset was broadly unchanged at £188 billion as £12 billion growth in mortgage lending was offset by reduction in commercial real estate lending of £8 billion  reflecting disposal strategy and £6 billion decrease in debt securities following exits from US asset-backed business in the first half of the year.

•         The exposure included £118 billion (2014 - £116 billion) of lending secured by property, £105 billion (2014 - £95 billion) residential and £13 billion (2014 - £21 billion) commercial real estate.

The table below analyses the Bank’s financial assets exposures, both gross and net of offset arrangements.

	Bank
2015	Carrying	Balance sheet	Exposure
	value	offset (1)	post offset (2)
	£m	£m	£m
Cash and balances at central banks	819	—	819
Lending	135,273	(6,658)	128,615
Equity shares	4	—	4
Derivatives	760	(171)	589
Settlement balances	47	—	47
Total third party	136,903	(6,829)	130,074
Amounts due from holding company and fellow subsidiaries	73,685	(1,191)	72,494
Total	210,588	(8,020)	202,568

2014
Cash and balances at central banks	1,054	—	1,054
Lending	124,084	(6,569)	117,515
Equity shares	5	—	5
Derivatives	983	(258)	725
Settlement balances	42	—	42
Total third party	126,168	(6,827)	119,341
Amounts due from holding company and fellow subsidiaries	81,628	(1,466)	80,162
Total	207,796	(8,293)	199,503

Notes:

(1)    This reflects the amounts by which the Bank’s credit risk is reduced through master netting and cash management pooling arrangements. Derivative master netting agreements include cash pledged with counterparties in respect of net derivative liability positions and are included in lending.

(2)   The Bank holds collateral in respect of net exposures above. For  individual loans and advances to banks and customers, this collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Bank obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.

Key point

•         The growth in financial assets principally reflects mortgage growth in UK PBB, following concentrated investment in the mortgage business during 2015, including increasing mortgage advisors.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Sector concentration

The following tables analyse the Group’s financial assets by industry sector.

		Group
	2015	Reverse		Securities		Derivatives	Other	Balance		Exposure
		repos	Lending	Debt	Equity		financial assets	sheet value	Offset	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	362	1,327	5,914	—	1	106	7,710	(1,135)	6,575
Financial institutions	- banks	157	3,718	70	—	35	1,690	5,670	(1)	5,669
	- other	10,137	2,875	1,188	723	216	1,297	16,436	(1,580)	14,856
	Personal - mortgages	—	105,149	—	—	—	—	105,149	—	105,149
	- unsecured	—	11,138	—	—	33	—	11,171	—	11,171
	Property	—	15,868	—	2	258	—	16,128	(277)	15,851
	Construction	—	2,491	—	—	2	—	2,493	(814)	1,679
	Manufacturing	—	3,933	—	—	34	22	3,989	(397)	3,592
	Finance leases and instalment credit	—	211	—	—	—	—	211	—	211
	Retail, wholesale and repairs	—	6,443	—	—	20	4	6,467	(659)	5,808
	Transport and storage	—	1,256	—	—	12	—	1,268	(238)	1,030
	Health, education and leisure	—	6,074	—	—	170	—	6,244	(485)	5,759
	Hotels and restaurants	—	2,971	—	—	17	—	2,988	(117)	2,871
	Utilities	—	748	—	—	52	—	800	(246)	554
	Other	25	10,590	32	2	39	20	10,708	(1,562)	9,146
	Total third party	10,681	174,792	7,204	727	889	3,139	197,432	(7,511)	189,921
	Amounts due from holding company and
	fellow subsidiaries	—	99,972	—	—	1,724	689	102,385	(1,334)	101,051
	Total gross of provisions	10,681	274,764	7,204	727	2,613	3,828	299,817	(8,845)	290,972
	Provisions	—	(5,335)	—	(10)	—	—	(5,345)	n/a	(5,345)
	Total excluding disposal groups	10,681	269,429	7,204	717	2,613	3,828	294,472	(8,845)	285,627
Disposal groups		—	2,312	419	23	25	440	3,219	—	3,219
	Total	10,681	271,741	7,623	740	2,638	4,268	297,691	(8,845)	288,846

	2014
	Central and local government	10	1,167	9,213	—	2	237	10,629	(970)	9,659
Financial institutions	- banks	3,017	4,623	337	2	61	2,709	10,749	(2)	10,747
	- other	5,648	3,055	3,081	762	282	1,434	14,262	(1,318)	12,944
	Personal - mortgages	—	95,269	—	—	—	—	95,269	—	95,269
	- unsecured	—	13,449	—	—	—	—	13,449	—	13,449
	Property	—	24,285	1	2	374	5	24,667	(308)	24,359
	Construction	—	2,614	2	—	4	—	2,620	(741)	1,879
	Manufacturing	—	4,401	148	3	45	5	4,602	(498)	4,104
	Finance leases and instalment credit	—	181	11	—	—	—	192	(1)	191
	Retail, wholesale and repairs	—	7,439	35	—	44	3	7,521	(953)	6,568
	Transport and storage	—	1,515	25	5	21	—	1,566	(214)	1,352
	Health, education and leisure	—	6,785	14	—	188	—	6,987	(552)	6,435
	Hotels and restaurants	—	3,372	—	20	45	—	3,437	(140)	3,297
	Utilities	—	707	12	—	57	—	776	(198)	578
	Other	—	12,149	168	—	103	26	12,446	(1,424)	11,022
	Total third party	8,675	181,011	13,047	794	1,226	4,419	209,172	(7,319)	201,853
	Amounts due from holding company and
	fellow subsidiaries	—	104,300	782	—	2,672	340	108,094	(1,715)	106,379
	Total gross of provisions	8,675	285,311	13,829	794	3,898	4,759	317,266	(9,034)	308,232
	Provisions	—	(13,908)	—	(15)	—	—	(13,923)	n/a	(13,923)
	Total	8,675	271,403	13,829	779	3,898	4,759	303,343	(9,034)	294,309

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

The following tables analyse the Bank’s financial assets by industry sector.

		Bank
	2015		Securities		Derivatives	Other	Balance		Exposure
		Lending	Debt	Equity		financial assets	sheet value	Offset	post offset
		£m	£m	£m	£m	£m	£m	£m	£m
	Central and local government	1,281	—	—	1	—	1,282	(1,135)	147
Financial institutions	- banks	1,022	—	—	2	819	1,843	(1)	1,842
	- other	2,227	—	4	216	2	2,449	(1,105)	1,344
	Personal - mortgages	83,092	—	—	—	—	83,092	—	83,092
	- unsecured	7,993	—	—	—	—	7,993	—	7,993
	Property	12,540	—	—	256	—	12,796	(257)	12,539
	Construction	1,901	—	—	2	—	1,903	(784)	1,119
	Manufacturing	3,073	—	—	31	22	3,126	(385)	2,741
	Finance leases and instalment credit	5	—	—	—	—	5	—	5
	Retail, wholesale and repairs	5,364	—	—	19	4	5,387	(627)	4,760
	Transport and storage	1,121	—	—	8	—	1,129	(232)	897
	Health, education and leisure	5,397	—	—	163	—	5,560	(478)	5,082
	Hotels and restaurants	2,439	—	—	17	—	2,456	(111)	2,345
	Utilities	499	—	—	16	—	515	(246)	269
	Other	9,011	—	—	29	19	9,059	(1,468)	7,591
	Total third party	136,965	—	4	760	866	138,595	(6,829)	131,766
	Amounts due from holding company
	and fellow subsidiaries	72,359	—	—	1,326	—	73,685	(1,191)	72,494
	Total gross of provisions	209,324	—	4	2,086	866	212,280	(8,020)	204,260
	Provisions	(1,692)	—	—	—	—	(1,692)	n/a	(1,692)
	Total	207,632	—	4	2,086	866	210,588	(8,020)	202,568

	2014
	Central and local government	1,112	—	—	2	—	1,114	(970)	144
Financial institutions	- banks	1,805	—	2	3	1,054	2,864	(2)	2,862
	- other	2,030	—	3	229	2	2,264	(1,052)	1,212
	Personal - mortgages	71,303	—	—	—	—	71,303	—	71,303
	- unsecured	9,027	—	—	—	—	9,027	—	9,027
	Property	13,242	—	—	370	5	13,617	(275)	13,342
	Construction	1,836	—	—	4	—	1,840	(710)	1,130
	Manufacturing	3,182	—	—	36	5	3,223	(486)	2,737
	Finance leases and instalment credit	17	—	—	—	—	17	(1)	16
	Retail, wholesale and repairs	5,858	—	—	40	3	5,901	(918)	4,983
	Transport and storage	868	—	—	14	—	882	(208)	674
	Health, education and leisure	5,770	—	—	182	—	5,952	(544)	5,408
	Hotels and restaurants	2,460	—	—	45	—	2,505	(135)	2,370
	Utilities	139	—	—	17	—	156	(147)	9
	Other	7,965	—	—	41	27	8,033	(1,379)	6,654
	Total third party	126,614	—	5	983	1,096	128,698	(6,827)	121,871
	Amounts due from holding company
	and fellow subsidiaries	78,717	782	—	2,129	—	81,628	(1,466)	80,162
	Total gross of provisions	205,331	782	5	3,112	1,096	210,326	(8,293)	202,033
	Provisions	(2,530)	—	—	—	—	(2,530)	n/a	(2,530)
	Total	202,801	782	5	3,112	1,096	207,796	(8,293)	199,503

For geographic concentrations refer to:

•         Lending: Loans and related credit metrics; and

•         Debt securities: IFRS measurement classification and issuer.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Asset quality

The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both an asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following tables and are set out on pages 83 and 84.

The table that follows details the relationship between the Group’s master grading scale and AQ bands and external ratings published by Standard & Poor’s (S&P), for illustrative purposes only. This relationship is established by observing S&P’s default study statistics, notably the one year default rates for each S&P rating grade. A degree of judgement is required to relate the PD ranges associated with the master grading scale to these default rates given that, for example, the S&P published default rates do not increase uniformly by grade and the historical default rate is nil for the highest rating categories.

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

The mapping to the S&P ratings is used by the Group as one of several benchmarks for its wholesale portfolios, depending on customer type and the purpose of the benchmark. The mapping is based on all issuer types rated by S&P. It should therefore be considered illustrative and does not, for instance, indicate that exposures reported against S&P ratings either have been or would be assigned those ratings if assessed by S&P. In addition, the relationship is not relevant for retail portfolios, smaller corporate exposures or specialist corporate segments given that S&P does not typically assign ratings to such entities.

	Group
											Balances due
											from holding
											company and
											fellow	Past		Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	subsidiaries	due	Impaired	provision	Total
2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	1.7	—	—	—	—	—	—	—	—	—	—	—	—	—	1.7
Banks
- Reverse repos	0.2	—	—	—	—	—	—	—	—	—	—	—	—	—	0.2
- Bank loans	1.4	0.3	1.7	0.1	0.1	0.1	—	—	—	—	99.4	—	—	—	103.1
- Total	1.6	0.3	1.7	0.1	0.1	0.1	—	—	—	—	99.4	—	—	—	103.3
Customers
- Reverse repos	6.8	0.4	0.2	1.9	1.2	—	—	—	—	—	—	—	—	—	10.5
- Customer loans	10.4	5.2	17.5	66.3	28.2	16.4	10.2	2.5	2.2	0.7	0.6	3.9	7.6	(5.3)	166.4
- Total	17.2	5.6	17.7	68.2	29.4	16.4	10.2	2.5	2.2	0.7	0.6	3.9	7.6	(5.3)	176.9
Settlement balances and
other financial assets	0.9	—	—	0.5	—	—	—	—	—	—	0.7	—	—	—	2.1
Derivatives	0.6	—	—	0.1	0.1	0.1	—	—	—	—	1.7	—	—	—	2.6
Undrawn commitments	8.9	1.3	1.9	14.6	13.4	5.2	3.7	0.3	—	0.3	—	—	—	—	49.6
Contingent liabilities	0.3	0.1	0.3	0.6	0.5	0.3	0.2	—	—	—	—	—	—	—	2.3
	31.2	7.3	21.6	84.1	43.5	22.1	14.1	2.8	2.2	1.0	102.4	3.9	7.6	(5.3)	338.5
Disposal groups															2.8
Total															341.3

Total %	9.2	2.2	6.4	24.8	12.9	6.5	4.2	0.8	0.6	0.3	30.3	1.2	2.2	(1.6)	100

Financial review Capital and risk management

Credit risk: balance sheet analysis continued
	Group
											Balances due
											from holding
											company and
											fellow	Past		Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	subsidiaries	due	Impaired	provision	Total
2014	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	2.7	—	—	—	—	—	—	—	—	—	—	—	—	—	2.7
Banks
- Reverse repos	2.1	0.2	0.3	0.2	0.2	—	—	—	—	—	—	—	—	—	3.0
- Bank loans	2.3	0.2	0.8	0.9	0.2	0.1	0.1	—	—	—	103.3	—	—	—	107.9
- Total	4.4	0.4	1.1	1.1	0.4	0.1	0.1	—	—	—	103.3	—	—	—	110.9
Customers
- Reverse repos	4.3	—	0.3	0.5	0.6	—	—	—	—	—	—	—	—	—	5.7
- Customer loans	13.3	6.7	11.0	60.4	28.6	16.7	10.0	3.1	3.1	0.6	1.0	4.0	18.9	(13.9)	163.5
- Total	17.6	6.7	11.3	60.9	29.2	16.7	10.0	3.1	3.1	0.6	1.0	4.0	18.9	(13.9)	169.2
Settlement balances and
other financial assets	0.9	—	0.1	0.3	0.1	—	—	—	—	—	0.3	0.3	—	—	2.0
Derivatives	0.3	0.1	—	0.2	0.2	0.1	0.2	—	—	0.1	2.7	—	—	—	3.9
Undrawn commitments	9.2	2.0	2.3	13.3	13.4	5.6	2.8	0.4	0.1	0.7	—	—	—	—	49.8
Contingent liabilities	0.3	0.2	0.3	0.7	0.6	0.3	0.2	—	—	—	0.3	—	—	—	2.9
Total	35.4	9.4	15.1	76.5	43.9	22.8	13.3	3.5	3.2	1.4	107.6	4.3	18.9	(13.9)	341.4

Total %	10.4	2.8	4.4	22.4	12.9	6.7	3.9	1.0	0.9	0.4	31.5	1.3	5.5	(4.1)	100
	Bank
											Balances due
											from holding
											company and
											fellow	Past	Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	subsidiaries	due	Impaired	provision	Total
2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	0.8	—	—	—	—	—	—	—	—	—	—	—	—	—	0.8
Banks
- Bank loans	0.7	—	—	0.1	0.1	0.1	—	—	—	—	72.2	—	—	—	73.2
- Total	0.7	—	—	0.1	0.1	0.1	—	—	—	—	72.2	—	—	—	73.2
Customers
- Customer loans	9.0	3.4	15.1	61.6	21.1	9.5	8.3	1.9	0.5	0.6	0.2	2.8	2.2	(1.7)	134.5
- Total	9.0	3.4	15.1	61.6	21.1	9.5	8.3	1.9	0.5	0.6	0.2	2.8	2.2	(1.7)	134.5
Derivatives	0.5	—	—	0.1	0.1	0.1	—	—	—	—	1.3	—	—	—	2.1
Undrawn commitments	8.8	0.5	1.0	13.0	12.1	4.5	3.3	0.2	—	0.2	—	—	—	—	43.6
Contingent liabilities	0.1	0.1	0.2	0.5	0.4	0.2	0.1	—	—	—	—	—	—	—	1.6
Total	19.9	4.0	16.3	75.3	33.8	14.4	11.7	2.1	0.5	0.8	73.7	2.8	2.2	(1.7)	255.8

Total %	7.8	1.6	6.4	29.4	13.2	5.6	4.6	0.8	0.2	0.3	28.8	1.1	0.9	(0.7)	100

2014
Cash and balances
at central banks	1.1	—	—	—	—	—	—	—	—	—	—	—	—	—	1.1
Banks
- Bank loans	0.8	—	—	0.7	0.2	0.1	—	—	—	—	76.7	—	—	—	78.5
- Total	0.8	—	—	0.7	0.2	0.1	—	—	—	—	76.7	—	—	—	78.5
Customers
- Customer loans	9.8	2.8	9.5	56.1	20.6	8.8	8.3	2.3	0.1	0.5	2.0	2.6	3.4	(2.5)	124.3
- Total	9.8	2.8	9.5	56.1	20.6	8.8	8.3	2.3	0.1	0.5	2.0	2.6	3.4	(2.5)	124.3
Derivatives	0.4	0.1	—	0.1	0.1	0.1	0.2	—	—	—	2.1	—	—	—	3.1
Undrawn commitments	8.8	0.5	1.1	11.9	12.2	4.9	2.0	0.2	0.1	0.3	0.1	—	—	—	42.1
Contingent liabilities	0.3	0.1	0.2	0.5	0.4	0.2	0.1	—	—	—	—	—	—	—	1.8
Total	21.2	3.5	10.8	69.3	33.5	14.1	10.6	2.5	0.2	0.8	80.9	2.6	3.4	(2.5)	250.9

Total %	8.5	1.4	4.3	27.6	13.4	5.6	4.2	1.0	0.1	0.3	32.2	1.0	1.4	(1.0)	100

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Key points

Group

•         Capital Resolution’s disposal strategy and other portfolio reduction strategies resulted in the non-investment grade (AQ5 and lower) portfolios decreasing by £2.4 billion (3%). Overall credit quality has remained broadly stable with about 42% (excluding cash and central bank balances) being investment grade or higher, supported by benign economic and credit conditions.

•         Customer loans increased by £2.9 billion (2%) to £166.4 billion, with investment grade loans showing an increase from 56% of the total in 2014 to 60% in 2015. The increase of £12.4 billion in AQ3 and AQ4 reflected the improved asset quality in UK PBB’s book along with growth in their mortgage business, partially offset by a decrease in impaired loans of £11.3 billion, primarily in Ulster.

•         Bank loans decreased by £4.8 billion across most AQ bands. The increase in AQ3 reflects improvements in asset quality within Ulster Bank RoI.

Bank

•         Customer loans increased by £10.2 billion (8%) to £134.5 billion, primarily in AQ3 and AQ4 reflected the improved asset quality in UK PBB’s book along with growth in their mortgage business.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Loans, REIL and impairment provisions

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

Loans and related credit metrics

Segmental analysis

The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by segment.

2015					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %	Provisions	Provisions as a %	Impairment
					of gross loans	as a %	of gross loans	losses/	Amounts
	Banks	Customers			to customers	of REIL	to customers	(releases)	written-off
	£m	£m	£m	£m	%	%	%	£m	£m
UK PBB	770	99,359	2,076	1,555	2.1	75	1.6	20	587
Ulster Bank RoI	1,971	18,575	3,503	1,911	18.9	55	10.3	(142)	168
Commercial Banking	366	40,029	1,043	402	2.6	39	1.0	3	137
Private Banking	45	10,574	102	32	1.0	31	0.3	12	4
CIB	261	378	—	—	—	nm	—	(2)	—
Capital Resolution	54	2,088	1,640	1,435	78.5	88	68.7	(622)	6,380
Central items & other	251	71	—	—	—	—	—	—	—
Total third party	3,718	171,074	8,364	5,335	4.9	64	3.1	(731)	7,276
Amounts due from holding company
and fellow subsidiaries	99,403	569	—	—	—	—	—	—	—
Disposal groups	674	1,658	20	20	1.2	100	1.2	—	—
Total	103,795	173,301	8,384	5,355	4.8	64	3.1	(731)	7,276

2014
UK PBB	748	88,840	2,778	2,130	3.1	77	2.4	165	546
Ulster Bank RoI	1,037	20,522	4,366	2,383	21.3	55	11.6	(306)	91
Commercial Banking	567	39,119	1,431	523	3.7	37	1.3	42	206
Private Banking	47	10,313	103	24	1.0	23	0.2	(5)	14
CIB	214	516	—	—	—	nm	—	—	—
Capital Resolution	1,100	13,997	11,135	8,827	79.6	79	63.1	(1,143)	1,213
Central items & other	910	3,081	21	21	0.7	100	0.7	—	1
Total third party	4,623	176,388	19,834	13,908	11.2	70	7.9	(1,247)	2,071
Amounts due from holding company
and fellow subsidiaries	103,272	1,028	—	—	—	—	—	—	—
Total	107,895	177,416	19,834	13,908	11.2	70	7.8	(1,247)	2,071

Key points

•         UK PBB: Gross mortgage lending increased by £11.7 billion, the strongest performance since 2009, reflecting strategy and investment. Unsecured balances continued to decline gradually.

•         Ulster Bank RoI: Customer lending decreased by £1.9 billion. Strong new lending volumes were offset by high levels of customer repayments, the sale of a £0.3 billion buy-to-let mortgage portfolio and exchange rate movements. Tracker mortgages portfolio reduced by £1.4 billion from £10.6 billion in 2014 to £9.2 billion, making up two thirds of the mortgage book, and commercial real estate lending fell by £0.4 billion.

•         Commercial Banking: Customer lending increased by £0.9 billion reflecting net new lending across key segments.

•         Capital Resolution: Progress was made in de-risking the balance sheet as the Group continued the run-down or sale of certain businesses and higher risk or capital intensive assets. The run-down target of RCR was achieved a year ahead of schedule, contributing to overall Group commercial real estate gross lending decreasing from £21.0 billion in 2014 to £12.9 billion

•         Credit quality remained stable, with risk elements in lending decreasing to £8.4 billion (4.8% of gross customer loans) at 31 December 2015, from £19.8 billion (11.2%) at 31 December 2014 and were covered by impairment provision by 64% or £5.4 billion (2014 - 70% or £13.9 billion). The decrease on REIL and impairment provision included write-offs of £7.3 billion, principally reflecting RCR Ireland’s accelerated disposal strategy.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Sector and geographical concentration

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office. Ulster Bank RoI contributes a significant proportion of the European loan exposure.

						Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	losses/(releases)	written-off
2015		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,327	1	1	0.1	100	0.1	—	—
Finance		2,875	34	21	1.2	62	0.7	2	38
Personal	- mortgages (1)	105,149	3,089	931	2.9	30	0.9	(89)	152
	- unsecured	11,138	970	838	8.7	86	7.5	108	387
Property		15,868	2,301	1,653	14.5	72	10.4	(386)	5,454
Construction		2,491	211	156	8.5	74	6.3	(39)	163
of which: Commercial real estate		12,868	2,327	1,662	18.1	71	12.9	(424)	5,471
Manufacturing		3,933	129	93	3.3	72	2.4	1	92
Finance leases and instalment credit		211	13	10	6.2	77	4.7	(1)	3
Retail, wholesale and repairs		6,443	328	236	5.1	72	3.7	1	287
Transport and storage		1,256	44	25	3.5	57	2.0	(3)	18
Health, education and leisure		6,074	248	128	4.1	52	2.1	10	125
Hotels and restaurants		2,971	241	164	8.1	68	5.5	(7)	244
Utilities		748	1	1	0.1	100	0.1	(1)	1
Other		10,590	754	645	7.1	86	6.1	(113)	312
Latent		—	—	433	—	—	—	(214)	—
Total third-party		171,074	8,364	5,335	4.9	64	3.1	(731)	7,276
Amounts due from fellow subsidiaries		569	—	—	—	—	—	—	—
Disposal groups		1,658	20	20	1.2	100	1.2	—	—
Total customers		173,301	8,384	5,355	4.8	64	3.1	(731)	7,276

Of which:
UK
Personal - mortgages		91,343	539	87	0.6	16	0.1	12	16
- unsecured		10,549	921	792	8.7	86	7.5	113	375
Property and construction		16,621	1,509	873	9.1	58	5.3	(46)	2,090
of which: commercial real estate		11,321	1,369	769	12.1	56	6.8	(49)	2,013
Other		32,427	916	562	2.8	61	1.7	(38)	308
Latent		—	—	183	—	—	—	(112)	—
		150,940	3,885	2,497	2.6	64	1.7	(71)	2,789

Europe
Personal - mortgages		13,770	2,550	844	18.5	33	6.1	(101)	135
- unsecured		589	49	46	8.3	94	7.8	(5)	12
Property and construction		1,738	1,003	936	57.7	93	53.9	(379)	3,527
of which: commercial real estate		1,547	958	893	61.9	93	57.7	(375)	3,458
Other		3,785	877	762	23.2	87	20.1	(73)	812
Latent		—	—	250	—	—	—	(102)	—
		19,882	4,479	2,838	22.5	63	14.3	(660)	4,486

Banks		3,718	—	—	—	—	—	—	—
Amounts due from holding company
and fellow subsidiaries		99,403	—	—	—	—	—	—	—
Disposal groups		674	—	—	—	—	—	—	—
Total banks		103,795	—	—	—	—	—	—	—

Note:

(1)    Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued
						Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	losses/(releases)	written-off
2014		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,167	1	1	0.1	100	0.1	—	—
Finance		3,055	84	57	2.7	68	1.9	(1)	17
Personal	- mortgages (1)	95,269	3,959	1,278	4.2	32	1.3	3	34
	- unsecured	13,449	1,316	1,137	9.8	86	8.5	239	463
Property		24,285	10,255	7,845	42.2	76	32.3	(985)	1,028
Construction		2,614	577	365	22.1	63	14.0	3	94
of which: commercial real estate		21,020	10,415	7,899	49.5	76	37.6	(993)	1,059
Manufacturing		4,401	278	196	6.3	71	4.5	(18)	35
Finance leases and instalment credit		181	3	2	1.7	67	1.1	2	3
Retail, wholesale and repairs		7,439	783	548	10.5	70	7.4	90	111
Transport and storage		1,515	76	47	5.0	62	3.1	(3)	5
Health, education and leisure		6,785	482	250	7.1	52	3.7	(28)	107
Hotels and restaurants		3,372	732	435	21.7	59	12.9	(49)	92
Utilities		707	8	3	1.1	38	0.4	3	2
Other		12,149	1,280	1,076	10.5	84	8.9	(2)	80
Latent		—	—	668	—	—	—	(501)	—
Total third-party		176,388	19,834	13,908	11.2	70	7.9	(1,247)	2,071
Amounts due from fellow subsidiaries		1,028	—	—	—	—	—	—	—
		177,416	19,834	13,908	11.2	70	7.8	(1,247)	2,071

Of which:
UK
Personal - mortgages		79,348	686	101	0.9	15	0.1	(4)	25
- unsecured		11,576	1,222	1,054	10.6	86	9.1	231	397
Property and construction		19,480	4,376	3,023	22.5	69	15.5	(54)	542
of which: commercial real estate		13,980	4,114	2,834	29.4	69	20.3	(32)	501
Other		31,747	1,400	890	4.4	64	2.8	(17)	225
Latent		—	—	295	—	—	—	(47)	—
		142,151	7,684	5,363	5.4	70	3.8	109	1,189

Europe
Personal - mortgages		15,618	3,268	1,176	20.9	36	7.5	7	9
- unsecured		863	76	66	8.8	87	7.6	8	66
Property and construction		7,384	6,456	5,187	87.4	80	70.2	(928)	580
of which: commercial real estate		7,006	6,303	5,065	90.0	80	72.3	(961)	558
Other		7,601	2,326	1,724	30.6	74	22.7	13	227
Latent		—	—	373	—	—	—	(454)	—
		31,466	12,126	8,526	38.5	70	27.1	(1,354)	882

Banks		4,623	—	—	—	—	—	—	—
Amounts due from holding company
and fellow subsidiaries		103,272	—	—	—	—	—	—	—
Total banks		107,895	—	—	—	—	—	—	—

Note:

(1)    Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued
REIL and impairment flow statements

2015
		Impairment
	REIL	provision
	£m	£m
At beginning of year	19,834	13,908
Currency translation and other adjustments	(798)	(532)
Additions	1,892	—
Transfers between REIL and potential problem loans	(146)	—
Transfers to performing book	(889)	—
Repayments and disposals	(4,233)	—
Amounts written-off	(7,276)	(7,276)
Recoveries of amounts previously written-off	—	82
Release to the income statement	—	(731)
Unwind of discount	—	(96)
At end of year	8,384	5,355

2014
At beginning of year	25,064	17,972
Currency translation and other adjustments	(960)	(641)
Additions	2,975	—
Transfers between REIL and potential problem loans	(200)	—
Transfers to performing book	(932)	—
Repayments and disposals	(4,042)	—
Amounts written-off	(2,071)	(2,071)
Recoveries of amounts previously written-off	—	52
Release to the income statement	—	(1,247)
Unwind of discount	—	(157)
At end of year	19,834	13,908

Risk elements in lending
The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2015	2014
	£m	£m
Impaired loans
- UK	3,171	6,822
- overseas	4,479	12,058
Total REIL	7,650	18,880
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	714	862
Overseas	20	92
Total	734	954
Total risk elements in lending	8,384	19,834

Note:

(1) For details on impairment methodology refer to Credit risk on page 57 and Accounting policy 15 Impairment of financial assets on page 119.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued
Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2015	2014
	£m	£m
Past due 1-29 days	2,202	2,056
Past due 30-59 days	523	582
Past due 60-89 days	431	459
Past due 90 days or more	734	954
	3,890	4,051

Past due analysis by sector
Personal	2,382	2,529
Property construction	397	489
Financial institution	25	13
Other corporate	1,086	1,020
	3,890	4,051

Securities and AFS reserves

Debt securities

The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies. The other financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS). Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch.

2015	Central and local government			Banks	Other financial	Corporate	Total	Of which
	UK	US	Other		institutions			ABS
	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	—	4,391	—	65	822	32	5,310	1
Available-for-sale	—	—	1,523	5	366	—	1,894	—
Long positions excluding disposal groups	—	4,391	1,523	70	1,188	32	7,204	1
Disposal groups	14	94	122	162	21	6	419	139
Total	14	4,485	1,645	232	1,209	38	7,623	140

Of which US agencies	—	—	—	—	806	—	806	—
Short positions (HFT)	—	(3,432)	—	(17)	(84)	(44)	(3,577)	—

2014
Held-for-trading	—	6,880	—	75	2,938	406	10,299	2,168
Available-for-sale	119	—	2,214	262	143	10	2,748	140
Long positions excluding
intercompany balances	119	6,880	2,214	337	3,081	416	13,047	2,308
Intercompany	—	—	—	—	782	—	782	782
Total	119	6,880	2,214	337	3,863	416	13,829	3,090

Of which US agencies	—	181	—	—	2,726	—	2,907	2,039
Short positions (HFT)	—	(6,052)	—	(46)	(345)	(384)	(6,827)	—
Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued
2015
	Central and local government				Other financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS
	£m	£m	£m	£m	£m	£m	£m	£m
AAA	—	—	640	11	366	—	1,017	—
AA to AA+	—	4,391	883	52	804	5	6,135	—
A to AA-	—	—	—	1	—	11	12	—
BBB- to A-	—	—	—	6	15	16	37	—
Non-investment grade	—	—	—	—	2	—	2	—
Unrated	—	—	—	—	1	—	1	1
Total excluding disposal groups	—	4,391	1,523	70	1,188	32	7,204	1
Disposal groups	14	94	122	162	21	6	419	139
Total	14	4,485	1,645	232	1,209	38	7,623	140
2014
AAA	—	—	1,828	244	153	—	2,225	161
AA to AA+	119	6,880	351	38	2,773	11	10,172	2,075
A to AA-	—	—	35	26	38	32	131	22
BBB- to A-	—	—	—	21	50	361	432	7
Non-investment grade	—	—	—	8	29	11	48	6
Unrated	—	—	—	—	38	1	39	37
Total excluding intercompany	119	6,880	2,214	337	3,081	416	13,047	2,308
Issued by Group companies	—	—	—	—	782	—	782	782
Total	119	6,880	2,214	337	3,863	416	13,829	3,090

Derivatives

Summary

The table below analyses derivatives by type of contract. The master netting arrangements and collateral shown below do not result in a net presentation on the Group’s balance sheet under IFRS.

Contract type	2015			2014
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Interest rate	16	770	190	69	1,021	271
Exchange rate	6	105	189	9	175	204
Other	—	14	—	1	30	12
		889	379		1,226	487
Counterparty mark-to-market netting		(152)	(152)		(245)	(245)
Cash collateral		(19)	—		(14)	—
Securities collateral		(71)	(2)		(27)	—
Total excluding disposal groups		647	225		940	242
Disposal groups		25	27		—	—
Total		672	252		940	242

Balances due from holding company and fellow subsidiaries	90	1,724	2,291	110	2,672	3,971

Financial review Capital and risk management

Market risk

Definition

Market risk is the risk of losses arising from fluctuations in interest rates, credit spreads, foreign currency rates, equity prices, commodity prices and other factors, such as market-implied volatilities, that may lead to a reduction in earnings, economic value or both.

The Group is exposed to traded market risk through its trading activities and to non-traded market risk as a result of its banking activities. In many respects, it manages its traded and non-traded market risk exposures separately, largely in line with the regulatory definitions of the trading and non-trading books.

The following disclosures in this section are audited:

•         Traded market risk - Internal VaR

•         Non-traded market risk:

°          Interest rate risk VaR

°          Foreign exchange risk

Disclosures in this section relate either to the Group as a whole or to individual legal entities on a solo basis within the Group. The choice reflects either the way the Group manages the risk or the basis on which it reports the risk measure to the regulator.

The following disclosures are presented on an individual legal entity basis:

•         Traded market risk:

°          Internal VaR

°          Regulatory VaR back-testing

°          Minimum capital requirements

The legal entities have been selected based on their materiality for the risk measure in question.

All other disclosures are on an overall Group basis.

The introductory sentence to each table or graph indicates the basis of presentation of the disclosure.

Sources of risk*

Traded market risk

The majority of traded market risk exposure arises in CIB and Capital Resolution.

The Group is principally engaged in the purchase, sale and financing of US Treasury, US Agency and corporate debt and the execution clearance of exchange traded futures and options on futures contracts. The Group transacts primarily with institutional counterparties and US government sponsored entities through its US trading subsidiary, RBS Securities Inc (RBSSI).

Some of these transactions involve trading or clearing financial instruments on an exchange, including interest rate swaps, futures and options. Holders of these instruments provide margin on a daily basis with cash or other security at the exchange.

Other products are not transacted on an exchange. Of these over-the-counter transactions, those with standard terms may be cleared through central counterparties, while those that are more complex are settled directly with the counterparty and may give rise to counterparty credit risk. For more information on the management of counterparty credit risk, refer to the Credit risk section on page 56.

Non-traded market risk

The majority of non-traded market risk exposure arises from retail and commercial banking activities in all franchises from assets and liabilities that are not classified as held for trading.

Non-traded market risk largely comprises interest rate risk and foreign exchange risk.

Interest rate risk

Non-traded interest rate risk (NTIRR) arises from the provision to customers of a range of banking products that have differing interest rate characteristics. When aggregated, these products form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market interest rates. Mismatches in these characteristics can give rise to volatility in net interest income as interest rates vary.

NTIRR comprises four primary risk factors: repricing risk, yield curve risk, basis risk and optionality risk. For more information, refer to page 95.

*unaudited

Financial review Capital and risk management

Market risk continued

Foreign exchange risk

Non-traded foreign exchange risk exposures arise from two main sources:

•         Structural foreign exchange risk - arising from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling; and

•         Transactional foreign exchange risk - arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Equity risk

Non-traded equity risk is the potential variation in income and reserves arising from changes in the values of non-trading book equity positions. Equity exposures may arise through strategic acquisitions, venture capital investments and certain restructuring arrangements.

Pension risk

Pension-related activities also give rise to market risk. Refer to pages 50 to 52 for more information on risk related to pensions.

Risk governance*

The RBS Group’s Market Risk function is responsible for identifying, measuring, monitoring and controlling the market risk arising from both trading and non-trading activities.

For general information on risk governance, refer to the Risk governance section on page 14.

More specific information on the governance, management and measurement of traded and non-traded market risk is provided in each of the dedicated sections below.

Risk appetite*

The RBS Group’s qualitative market risk appetite is set out in policy statements.

Its quantitative market risk appetite is expressed in terms of limits for the trading and non-trading activities that are consistent with business plans.

The Director of Market Risk cascades the limits further down the organisation as required. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions.

The limit framework at RBS Group level comprises VaR, stressed value-at-risk (SVaR) and sensitivity and stress limits (for more details on VaR and SVaR, refer to pages 87 to 91). The limit framework at trading unit level also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

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

For further information on risk appetite, refer to page 20.

Risk controls and assurance

For information on risk controls and assurance, refer to page 17.

Traded market risk

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

*unaudited

Financial review Capital and risk management

Market risk continued

Risk monitoring*

Traded market risk exposures are monitored against limits and analysed daily by market risk reporting and control functions. A daily report that summarises market risk exposures against the limits set by the Executive Risk Forum is sent to the RBS Group Chief Risk Officer and market risk managers across the function.

The market risk function also prepares daily risk reports that detail exposures against a more granular set of limits and triggers.

Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting.

A market risk update is also included in the RBS Group Risk Management Monthly Report provided to the Executive Committee, the Board Risk Committee and the RBS Group Board. The update focuses on risk profiles relative to risk appetite; it also covers the key risks and trends, together with a discussion of relevant issues and market topics.

The reporting and updates facilitate frequent reviews and discussions of traded market risk exposures and related issues between the market risk function, senior management and the front office.

Risk measurement

The RBS Group uses a comprehensive set of methodologies and techniques to measure traded market risk.

The main measurement methods are VaR and SVaR. Risks that are not adequately captured by these model methodologies are captured by the risks not in VaR (RNIV) framework to ensure that the RBS Group is adequately capitalised for market risk. In addition, stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

The key inputs into these measurement methods are market data and sensitivities. Sensitivities refer to the changes in deal or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. These methods have been designed to capture correlation effects and allow the RBS Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

Value-at-risk*

VaR is a statistical estimate of the potential change in the market value of a portfolio (and, thus, the impact on the income statement) over a specified time horizon at a given confidence level.

For internal risk management purposes, VaR assumes a time horizon of one trading day and a confidence level of 99%. The VaR model is based on a historical simulation, utilising market data from the previous 500 days on an equally weighted basis.

The Group’s internal traded VaR model captures all trading book positions including those products approved by the regulator. For an explanation of the distinction between internal VaR and regulatory VaR, refer to page 91.

The internal VaR model captures the potential impact on the income statement of the following risk factors:

•         Interest rate risk - which arises from the impact of changes in interest rates and volatilities on cash instruments and derivatives. This includes interest rate tenor basis risk and cross-currency basis risk.

•         Credit spread risk - which arises from the impact of changes in the credit spreads of sovereign bonds, corporate bonds, securitised products and credit derivatives.

•         Currency risk - which arises from the impact of changes in currency rates and volatilities.

*unaudited

Financial review Capital and risk management

Market risk continued

•         Equity risk - which arises from the impact of changes in equity prices, volatilities and dividend yields.

•         Commodity risk - which arises from the impact of changes in commodity prices and volatilities.

The following types of risk - which are components of the above-mentioned factors - are also considered:

•         Basis risk - which is the risk that imperfect correlation between two instruments in a hedging strategy creates the potential for excess gains or losses, thus adding risk to the position;

•         Prepayment risk - which is the risk associated with early unscheduled return of principal on a fixed rate security; and

•         Inflation risk - which is the risk of a decrease in the value of instruments as a result of changes in inflation rates and associated volatilities.

VaR limitations*

Historical VaR and the Group’s implementation of this risk measurement methodology have a number of known limitations, as summarised below, and VaR should be interpreted in light of these. The approach taken is to supplement VaR with other risk metrics that address these limitations to ensure appropriate coverage of all material market risks.

Historical simulation VaR may not provide the best estimate of future market movements. It can only provide a forecast of portfolio losses based on events that occurred in the past. The Group model uses the previous 500 days of data; this period represents a balance between model responsiveness to recent shocks and risk factor data coverage.

The use of a 99% confidence level VaR statistic does not provide information about losses beyond this level, usually referred to as ‘tail’ risks. These risks are more appropriately assessed using measures such as SVaR and stress testing.

The use of a one-day time horizon does not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day. This may not fully reflect market risk at times of severe illiquidity in the market when a one-day period may be insufficient to liquidate or hedge positions fully. Thus, the regulatory VaR that is used for modelled market risk capital uses a ten-day time horizon.

Finally, volatile market conditions, such as those experienced in 2015, can lead to new risk factors emerging. This issue is addressed by using a combination of proxy risk factors and the RNIV framework to supplement the VaR model.

1-day 99% traded internal VaR*

The table below analyses internal VaR for the trading portfolios of NatWest and RBSSI, segregated by type of market risk exposure.

	2015				2014
NatWest	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	0.6	0.7	5.4	0.3	0.7	0.5	3.0	0.4
Credit spread	0.7	1.0	1.4	—	0.2	0.2	0.4	0.1
Currency	0.1	0.2	1.0	—	0.1	0.1	0.1	—
Diversification (2)		(1.4)				(0.3)
Total	0.6	0.5	2.6	0.4	0.7	0.5	3.0	0.4

	2015				2014
	Average (1)	Period end	Maximum (1)	Minimum	Average	Period end	Maximum	Minimum
RBSSI	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	2.3	2.3	6.0	0.9	6.4	3.0	14.5	1.6
Credit spread	1.3	0.8	2.8	0.8	10.2	2.7	17.6	2.7
Currency	—	—	—	—	0.1	—	0.2	—
Equity	0.2	—	0.4	—	0.3	0.3	0.8	0.2
Commodity	0.3	—	0.5	0.1	0.1	—	0.5	—
Diversification (2)		(1.9)				(4.1)
Total	1.3	1.2	3.2	0.6	7.4	1.9	18.1	1.4

Notes:

(1)    The average and maximum currency and total VaR for 2015 have been adjusted to reflect genuine maximum exposures.

(2)    The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

*unaudited

Financial review Capital and risk management

Market risk continued

Key points

NatWest

•          Total traded VaR was broadly unchanged in 2015 compared with 2014, on both a period-end and average basis.

RBSSI

•          Total traded VaR declined in 2015 compared with 2014, on both a period-end and average basis. The decline was primarily driven by the decrease in credit spread VaR reflecting the exit from a significant part of US asset-backed product (ABP) trading in the first half of 2015.

*unaudited

Financial review Capital and risk management

Market risk continued

VaR validation*

Quantitative analysis is used to:

•         Perform internal back-testing to complement the regulatory back-testing; and

•         Identify risks not adequately captured in VaR, and ensure that such risks are addressed via the RNIV framework (refer to page 91).

In addition, as part of ongoing risk management, any market or portfolio weaknesses that could become significant are identified.

The VaR model is also subject to independent reviews carried out by Model Risk Management (refer to page 17).

As well as being an important market risk measurement and control tool, the VaR model is also used to determine a significant component of the market risk capital requirement (refer to page 92 for more information on calculation of capital requirements). Therefore, it is subject to not only ongoing internal review and validation but also regulator-prescribed back-testing.

VaR back-testing*

The main approach employed to assess the ongoing performance of the VaR model is back-testing, which counts the number of days when a loss exceeds the corresponding daily VaR estimate, measured at a 99% confidence level.

Two types of profit and loss (P&L) are used in back-testing comparisons: Actual P&L and Hypothetical (Hypo) P&L.

The Actual P&L for a particular business day is the firm’s actual P&L for that day in respect of the trading activities within the scope of the firm’s regulatory VaR model, including any intraday activities, adjusted by stripping out fees and commissions, brokerage, and additions to and releases from reserves that are not directly related to market risk.

The Hypo P&L reflects the firm’s Actual P&L excluding any intra-day activities.

A portfolio is said to produce a back-testing exception when the Actual or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. The RBS Group monitors both Actual and Hypo back-testing exceptions.

Back-testing at the legal entity level is performed and reported on 1-day 99% regulatory VaR. Back-testing at the franchise level and lower-level portfolios is performed on 1-day 99% internal VaR.

The table below shows regulatory back-testing exceptions for a period of 250 business days for 1-day 99% traded regulatory VaR vs. Actual and Hypo P&L for the legal entities approved by the PRA.

Description	Back-testing exceptions		Model
	Actual	Hypo	status
National Westminster Bank Plc	9	7	Amber
RBS Securities Inc (RBSSI)	4	3	Green
RBS Financial Products Inc	—	—	Green

Key points

•         Statistically the Group would expect to see back-testing exceptions 1% of the time over a period of 250 business days. From a capital requirement perspective, the PRA categorises a firm’s VaR model as green, amber or red. A green model status is consistent with a satisfactory VaR model and is achieved for models that have four or fewer exceptions in a continuous 250-day period. An amber model status suggests potential issues regarding the quality or accuracy of the model in question but no definitive conclusions.

•         Most of the back-testing exceptions experienced in the period were driven by the higher market volatility and reduced liquidity.

•         NatWest experienced nine exceptions during the period. There is normally a back-to-back arrangement with RBS plc. However, on the dates when the exceptions occurred, the residual risk at end of the day resulted in the exceptions due to the business being adversely positioned to market moves.

•         The exceptions in RBSSI resulted from losses in the US Rates business due to adverse rate movements, losses on the sale of positions and residual equity positions as part of disposal strategy.

*unaudited

Financial review Capital and risk management

Market risk continued

Stressed VaR (SVaR)*

As with VaR, the SVaR technique produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

The risk system simulates 99% VaR on the current portfolio for each 250-day period from 1 January 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

This is in contrast with VaR, which is based on a rolling 500-day historical data set. For the purposes of both internal risk management and regulatory SVaR calculation, a time horizon of ten trading days is assumed with a confidence level of 99%.

The internal traded SVaR model captures all trading book positions, including not only those products, locations and legal entities approved by the regulator.

Risks not in VaR (RNIVs)*

The RNIV approach is used for market risks that are insufficiently captured by the VaR and SVaR model methodologies, for example due to a lack of suitable historical data. The RNIV framework has been developed to quantify these market risks and to ensure that the RBS Group holds adequate capital.

The need for an RNIV calculation is typically identified in one of the following two circumstances: (i) as part of the New Product Risk Assessment process, when a risk manager assesses that the associated risk is not adequately captured by the VaR model; or (ii) as a result of a recommendation made by Model Risk Management or the model validation team when reviewing the VaR model.

The RNIV calculations provide a capital estimate of risks not captured in the VaR model and are regularly reported and discussed with senior management and the regulator. The methodology used in the material RNIV calculations is internally reviewed by Model Risk. Where appropriate, risk managers set sensitivity limits to control specific risk factors giving rise to the RNIV. RNIV calculations form an integral part of the RBS Group’s ongoing model and data improvement efforts to capture all market risks in scope for model approval in VaR and SVaR.

The Group adopts two approaches for the quantification of RNIVs:

•         A VaR/SVaR approach. Under this approach, two values are calculated: (i) the VaR RNIV; and (ii) the SVaR RNIV.

•         A stress-scenario approach. Under this approach, an assessment of ten-day extreme, but plausible, market moves is used in combination with position sensitivities to give a stress-type loss number - the stress-based RNIV value.

For each legal entity covered by the PRA VaR approval (refer to Regulatory VaR), RNIV amounts are aggregated to obtain the following three measures: (i) Total VaR RNIV; (ii) Total SVaR RNIV; and (iii) Total stress-based RNIV. In each of these categories, potential diversification benefits between RNIVs are ignored.

Stress testing*

The Group undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading and available-for-sale portfolios.

The RBS Group conducts historical, macroeconomic and vulnerability-based stress testing.

Scenario-based sensitivity analysis measures the sensitivity of the current portfolio to defined movements in market risk factors. These risk factor movements and the resulting valuation changes are typically smaller than those considered in other stress tests.

Historical stress testing is a measure that is used for internal management. Using the historical simulation framework used for VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology simulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Historical stress tests form part of the market risk limit framework and their results are reported daily to senior management

Macroeconomic stress tests are carried out periodically as part of the firm-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the Board. The cross-risk capital planning process is conducted twice a year, in April/May and October/November, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by the firm.

*unaudited

Financial review Capital and risk management

Market risk continued

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, relevant scenarios are reported to senior management.

Economic capital*

The market risk economic capital framework uses models to calculate the market and default risk in the trading book which are aligned with other models that are used for limit setting and market risk management. The results are annualised to be consistent with the other economic capital models to permit consolidation of all risk types as part of the RBS Group-wide economic capital programme.

Market risk regulatory capital*

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

The Group uses two broad methodologies to calculate its market risk capital charge: (i) the non-modelled approach, whereby regulator-prescribed rules are applied, and (ii) the internal model approach, where, subject to regulatory approval, a model such as VaR is used to calculate the capital charge.

VaR and SVaR capture general and specific risks but not risks arising from the impact of defaults and rating changes associated with traded credit products and their derivatives. For these risks, two product-dependent approaches are used:

•         The incremental risk charge (IRC) model captures risks arising from rating migration and default events for the more liquid traded credit instruments and their derivatives.

•         Securitisation and re-securitisation risks in the trading book are treated with the non-trading book non-modelled capitalisation approach.

Regulatory VaR

The Group’s VaR model has been approved by the PRA to calculate its regulatory market risk capital requirement for the trading book for those legal entities under its jurisdiction. These legal entities are NatWest Plc, RBS Securities Inc and RBS Financial Products Inc.

While internal VaR provides a measure of the economic risk, regulatory VaR is one of the measures of regulatory capital requirements by legal entity.

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

Regulatory SVaR*

The Group’s SVaR model has also been approved by the PRA for use in the capital requirement calculation. The distinction between regulatory SVaR and internal SVaR is the same as that between regulatory VaR and internal VaR.

Risks not in VaR

As discussed earlier, the RNIV framework ensures that the risks not captured in VaR are adequately covered by capital.

Incremental risk charge (IRC)*

The IRC model quantifies the impact of rating migration and default events on the market value of instruments with embedded credit risk (in particular, bonds and credit default swaps) that are held in the trading book. It further captures basis risk between different instruments, maturities and reference entities. Following the internal ratings-based approach for credit risk, the IRC is calculated over a one-year capital horizon with a 99.9% confidence level. The dependency of positions is modelled using a single-factor Gaussian copula.

The IRC is mainly driven by three-month credit rating transition, default and correlation parameters. The portfolio impact of correlated defaults and rating changes is assessed by observing changes in the market value of positions using stressed recovery rates and modelled credit spread changes. Revaluation matrices are used to capture any non-linear behaviour.

*unaudited

Financial review Capital and risk management

Market risk continued

Minimum capital requirements

The following table analyses total market risk minimum capital requirements for NatWest and RBSSI at 31 December 2015, calculated in accordance with the Capital Requirements Regulation (CRR). The minimum capital requirements represent 8% of the corresponding RWA amounts.

	2015		2014
	NatWest	RBSSI	NatWest	RBSSI
	£m	£m	£m	£m
Interest rate position risk requirement	12	9	10	16
Equity position risk requirement	—	1	—	1
Foreign currency position risk requirement	20	—	2	—
Specific interest rate risk of securitisation positions	—	1	—	27
Total (standard method)	32	11	12	44
Pillar 1 model based position risk requirement	14	62	24	213
Total market risk minimum capital requirement	46	73	36	257

The following table analyses the principal contributors to the Pillar 1 model based position risk requirements (PRRs) presented in the previous table.

	2015				2014
NatWest	Average	Maximum	Minimum	Period end	Period end
	£m	£m	£m	£m	£m
Value-at-risk (VaR)	5	7	3	3	9
Stressed VaR (SVaR)	15	21	10	11	15
				14	24

	2015				2014
RBSSI	Average	Maximum	Minimum	Period end	Period end
	£m	£m	£m	£m	£m
Value-at-risk (VaR)	13	25	10	10	35
Stressed VaR (SVaR)	59	70	33	33	108
Incremental risk charge (IRC)	18	40	11	15	54
RNIV	10	18	4	4	16
				62	213

Key points

NatWest

•         The total market risk minimum capital requirement rose during 2015, with an increase in the non-modelled component and a smaller decrease in the Pillar 1 model-based component.

•         The increase in the non-modelled component was chiefly driven by a higher PRR reflecting allocation of the US dollar position in RBS Group from the sale of Citizens.

•         The decrease in the Pillar 1 model-based component was driven by lower VaR and SVaR charges reflecting significant risk reduction, mainly in the rates business.

RBSSI

•         The total market risk minimum capital requirement fell significantly during 2015, chiefly reflecting de-risking strategy.

•         The decline in the non-modelled component primarily reflected reductions in trading book securitisation positions.

•         The decline in all Pillar 1 model-based charges was principally driven by the wind-down and exit from the US mortgage business, which is now largely complete, a large reduction in the flow credit trading business and a general risk reduction in the US rates business.

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

Model validation*

The Group uses a variety of models to manage and measure market risk. These include pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both RBS Group-level and lower-level functions and are subject to independent review and sign-off.

For general information on the independent model validation carried out by Model Risk Management (MRM), which applies also to market risk models (including VaR), refer to page 17. Additional details relating to pricing and market risk models are presented below.

Pricing models

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

The review process comprises the following steps:

•         The committees prioritise models for review by MRM, considering the materiality of the risk booked against the model and an assessment of the degree of model risk, that is the valuation uncertainty arising from the choice of modelling assumptions.

•         MRM quantifies the model risk by comparing front office model outputs with those of alternative models independently developed by MRM.

•         The sensitivities derived from the pricing models are validated.

•         The conclusions of the review are used by MRM to inform risk limits and by Finance to inform model reserves.

Risk models

All model changes are approved through model governance committees at franchise level. Changes to existing models that have an impact on VaR exceeding 5% at legal entity level or 15% at a major business level are also subject to MRM review and sign-off as are all model changes that require regulator approval before implementation.

MRM’s independent oversight provides additional assurance that the RBS Group holds appropriate capital for the market risk to which it is exposed.

In addition to MRM’s independent oversight, the model testing team monitors the model performance for market risk through back-testing, which is discussed in more detail on page 90, and other processes.

Non-traded market risk

Risk governance

The RBS Group manages non-traded interest rate risk and non-traded foreign exchange risk separately.

The Chief Risk Officer delegates responsibility for day-to-day control of non-traded market risk to the Director of Market Risk.

Non-traded market risk positions are reported to the ALCo and the Board, monthly in the case of interest rate risk and quarterly in the case of foreign exchange risk.

The Executive Risk Forum (ERF) approves the non-traded market risk framework. The non-traded market risk policy statement sets out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

The key models used for managing non-traded market risk benefit from the validation process described on this page.

*unaudited

Financial review Capital and risk management

Market risk continued

Risk assessment, monitoring and mitigation

Interest rate risk*

Non-traded interest rate risk (NTIRR) factors are grouped into the following categories:

•         Repricing risk - which arises when asset and liability positions either mature (in the case of fixed-rate positions) or their interest rates reset (in the case of floating-rate positions) at different dates. These mismatches may give rise to net interest income and economic value volatility as interest rates vary.

•         Yield curve risk - which arises from unanticipated changes in the shape of the yield curve, such that rates at different maturity points may move differently. Such movements may give rise to interest income and economic value volatility.

•         The two risk factors above incorporate the duration risk arising from the reinvestment of maturing swaps hedging net free reserves (or net exposure to equity and other low fixed-rate or non-interest-bearing liability balances including, but not limited to, current accounts).

•         Basis risk - which arises when related instruments with the same tenor are valued using different reference yield curves. Changes in the spread between the different reference curves can result in unexpected changes in the valuation of or income difference between assets, liabilities or derivative instruments. This occurs, for example, in the retail and commercial portfolios, when products valued on the basis of the Bank of England base rate are funded with LIBOR-linked instruments.

•         Optionality risk - which arises when customers have the right to terminate, prepay or otherwise alter a transaction without penalty, resulting in a change in the timing or magnitude of the cash flows of an asset, liability or off-balance sheet instrument.

Due to the long-term nature of many non-trading book portfolios and their varied interest rate repricing characteristics and maturities, it is likely that net interest income will vary from period to period, even if interest rates remain the same. New business originated in any period will alter the RBS Group’s interest rate sensitivity if the resulting portfolio differs from portfolios originated in prior periods, depending on the extent to which exposure has been hedged.

The RBS Group’s policy is to manage the interest rate sensitivity within risk limits that are approved by the ERF and endorsed by the ALCo before being cascaded to lower levels. These include, in particular, interest rate sensitivity and VaR limits.

In order to manage exposures within these limits, the RBS Group aggregates its interest rate positions and hedges them externally using cash and derivatives - primarily interest rate swaps.

This task is primarily carried out by RBS Group Treasury, to which all businesses except CIB transfer most of their NTIRR. The main exposures and limit utilisations are reported to the RBS Group ALCo and the RBS Group Board monthly.

Foreign exchange risk

The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed by RBS Group Treasury to predefined risk appetite levels under delegated authority from the ALCo. RBS Group Treasury seeks to limit the potential volatility impact on the RBS Group’s Common Equity Tier 1 (CET1) ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the RBS Group’s CET1 ratio. The sensitivity of the CET1 capital ratio to exchange rates is monitored monthly and reported to the ALCo at least quarterly.

Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with RBS Group policy.

Risk measurement

Interest rate risk*

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

These two approaches provide different yet complementary views of the impact of interest rate risk on the balance sheet at a point in time. The scenarios employed in the NII sensitivity approach incorporate business assumptions and simulated modifications in customer behaviour as interest rates change. In contrast, the VaR approach assumes static underlying positions and therefore does not provide a dynamic measurement of interest rate risk. In addition, while the NII sensitivity calculations are measured to a 12 month horizon and thus provide a shorter-term view of the risks on the balance sheet, the VaR approach can identify risks not captured in the sensitivity analysis, in particular the impact of duration and repricing risk on earnings beyond 12 months.

*unaudited

Financial review Capital and risk management

Market risk continued

NII sensitivity is calculated and monitored at RBS Group level.

Value-at-risk*

The Group’s standard VaR metrics - which assume a time horizon of one trading day and a confidence level of 99% - are based on interest rate repricing gaps at the reporting date. Daily rate moves are modelled using observations over the last 500 business days. These incorporate customer products plus associated funding and hedging transactions as well as non-financial assets and liabilities such as property, plant and equipment, capital and reserves. Behavioural assumptions are applied as appropriate.

The table below shows the NTIRR VaR for the Group’s retail and commercial banking activities at a 99% confidence level together with a currency analysis of period end VaR. It captures the risk resulting from mismatches in the repricing dates of assets and liabilities. This includes any mismatch between structural hedges and stable non and low interest bearing liabilities such as equity and money transmission accounts as regards their interest rate repricing behavioural profile.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
2015	96	90	112	84
2014	104	87	118	87

Key points

•         The average VaR for the Group at £96 million was higher than that for the RBS Group. This is because the RBS Group hedges some structural interest rate risk exposures at a consolidated level.

•         The period end VaR was slightly higher in 2015 compared to 2014, reflecting increased exposure to medium-term interest rates.

The exposure is largely to sterling interest rates.

Foreign exchange risk
The table below shows the Group's structural foreign currency exposures.
	Net investments	Net
	in foreign	investment	Structural foreign
	operations	hedges	currency exposures
2015	£m	£m	£m
US dollar	434	—	434
Euro	5,627	(385)	5,242
Swiss franc	790	—	790
Other non-sterling	58	—	58
	6,909	(385)	6,524

2014
US dollar	2,511	(680)	1,831
Euro	4,834	(39)	4,795
Swiss franc	913	—	913
Other non-sterling	44	—	44
	8,302	(719)	7,583

Key points

•         The £1.1 billion decrease in the Group's structural foreign currency exposure to £6.5 billion at 31 December 2015 was primarily a result of conduct provisions in US subsidiaries, partly offset by a reduction in Ulster Bank RoI loan impairment provisions.

•         Changes in foreign currency exchange rates will affect equity in proportion to structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain or loss of £0.3 billion in equity respectively (2014 - £0.4 billion).

Calculation of regulatory capital*

The RBS Group holds capital for two types of non-traded market risk exposures: NTIRR and non-trading book foreign exchange.

Capital for NTIRR is captured under the Pillar 2A process. This is calculated by considering the potential impact on the RBS Group’s economic value over a one year horizon. The four main sources of NTIRR - repricing, yield curve, basis and optionality risks - are captured in the calculation.

Pillar 1 capital must be held for non-trading book foreign exchange exposures, as outlined under CRR Articles 455 and 92(3)c. Structural foreign exchange exposures are excluded from the calculations as outlined under CRR Article 352(2); such exposures are considered under Pillar 2A.

The capital calculations under ICAAP are also used for economic capital purposes.

*unaudited

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2015.

Group structure

National Westminster Bank Plc (the ‘company’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the ‘holding company’ or ‘the Royal Bank’), which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The ‘Group’ or ‘NatWest Group’ comprises the company and its subsidiary and associated undertakings. Details of the principal subsidiary undertakings and their activities are shown in Note 15 on the accounts. A full list of related undertakings of the company is shown in Note 41 on the accounts on pages 196 to 200. ‘RBS Group’ comprises The Royal Bank of Scotland Group plc (the ‘ultimate holding company’) and its subsidiary and associated undertakings.

The financial statements of The Royal Bank of Scotland Group plc can be obtained from RBS Secretariat, RBS Gogarburn, Edinburgh, EH12 1HQ, the Registrar of Companies or at www.rbs.com

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company. In December 2009, the ultimate holding company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the ultimate holding company’s ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the ultimate holding company.

At 31 December 2015, HMT’s holding in the ultimate holding company’s ordinary shares was 72.6%.

Results and dividends

The loss attributable to the ordinary shareholders of the company for the year ended 31 December 2015 amounted to £1,205 million compared with a profit of £1,733 million for the year ended 31 December 2014, as set out in the consolidated income statement on page 107.

In 2015, the company did not pay an ordinary dividend to the holding company (2014 - £175 million).

Strategic report

Activities

The Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its operating segments and the competitive markets in which they operate, are contained in the Financial review on page 4.

Risk factors

The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Full details of these and other risk factors are set out on pages 216 to 240.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 111 to 125.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Business review: Capital and risk management.

Financial performance

A review of the Group's performance during the year ended 31 December 2015 and the Group's financial position as at that date is contained in the Financial review on pages 8 to 12.

Employees

Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach.

As at 31 December 2015, the Group employed 29,200 employees (full-time equivalent basis). Details of employee related costs are included in Note 3 on the accounts.

Living our values

Our values, introduced in 2012, guide our actions every day, in every part of our business. They are at the heart of the way we work. They are embedded within our behavioural frameworks - this means the way we recruit, promote, reward and manage our people are all aligned.

Report of the directors

Building a healthy culture and risk culture that lives up to our values is one of our core priorities. We have governance to monitor and guide and track progress on our cultural goals. We gather qualitative and quantitative feedback to assess our progress and respond accordingly. We do this in tandem with feedback from regulators and industry bodies.

Engaging our people

We recognise that building an engaged, healthy and inclusive workforce is crucial if we are to achieve our ambition. We continue to ask people across the Bank to share their thoughts on what it’s like to work at the RBS Group via our annual employee survey (OurView). The results enable our people leaders to monitor levels of engagement and work with their teams to make improvements. It also enables us to monitor employee perception and the progress we are making versus our goals. Our most recent survey at RBS Group, in which more than 62,000 colleagues took part, showed significant improvement in employee engagement and leadership.

In 2015 we launched determined to make a difference, an internal campaign that provides a rallying call for our employees. It was drawn from our extensive research with staff and is based on their reflections about the difference we make for our customers, colleagues, communities and shareholders.

Rewarding our people

Our approach to performance management allows us to provide clarity for our people about how their individual contribution links to our ambition. It recognises behaviour that supports our values and holds individuals to account for behaviour and performance that does not.

In the UK we are a living wage employer meaning that we  adhere to Living Wage Benchmarks (both national and London) for all employees. All third party contractors who regularly work in our buildings will also be in scope by 2017 at the latest.

In 2015, we announced the removal of incentive schemes for our customer facing employees in Personal & Business Banking.  Instead, we gave every eligible employee an increase to their guaranteed pay. This change ensures that our people are paid clearly, fairly and simply for the job they do for our customers every day.  It also ensures our customers can be certain that if they take a product from us, it has no financial impact on what our people are paid.

Developing our people

Developing great leaders with the capability to deliver our ambition is a key priority. In 2015, we launched ‘Determined to lead’, a programme that focuses on great people management, a consistent tone from leaders throughout the Group and the tools to engage our people. In 2015 we trained over 13,000 leaders within RBS Group.

We are committed to professionalising all our people. We offer a wide range of learning which can be mandatory, role specific or related to personal development.

We have mandatory learning that has to be completed by everyone and is focused on keeping our people, our customers and the Bank safe. Elements of our learning have been aligned to the Chartered Banker: Professional Standards Board foundation standards. We committed that our people in the UK (excluding Ulster Bank) would complete this learning in 2015.

Youth employment

RBS Group has hired over 250 graduates and over 300 Apprentices in 2015.  We have been accredited by  “Investors in Young People” for how we attract, recruit and develop our talent.

Health and wellbeing of our people

We offer a wide range of health benefits and services to help maintain physical and mental health, and support our people if they become unwell.

In 2015, our wellbeing programme focused on three main areas; Mental Health, Physical Health and Resilience.  Activities include the continued promotion of Lifematters (RBS Group’s Employee Assistance Programme), participation in the Global Corporate Challenge, the launch of Resilience programmes and continued support for Time to Change, the UK’s biggest programme to challenge mental health stigma.

Employee consultation

We recognise employee representatives such as trade unions and work councils in a number of businesses and countries. There has been ongoing engagement and discussion with those bodies given the changes the bank announced in February 2015. Management have continued to meet regularly with our European Employee Council to discuss developments and update on the progress of our strategic plans.

Inclusion

Building a more inclusive bank is essential for our customers and colleagues. Our inclusion policy standard applies to all our people globally; and our strategy for diversity and inclusion is owned by the RBS Board and Executive Committee.

Report of the directors

During 2015 we continued our roll out of unconscious bias learning for all employees. We’ve introduced a gender goal to have at least 30% of women in the RBS Group’s top three leadership levels by 2020.  Further, we aim to have 50/50 balance at all levels by 2030.  This is supported by the launch of a female development proposition. An increased focus on disability has led to the development of a comprehensive plan to support our colleagues and customers with additional needs and will help RBS group achieve its ambition of becoming a ‘disability smart’ organisation. From an LGBT perspective, we continue to deliver improvements to our people policies and customer operating procedures, including the introduction of guidance to support employees going through gender transition, introducing the ‘Mx’ honorific, and improving our customer gender change process.

We are finalising plans to improve our ethic representation within senior roles and are continuing to support our 15,000 strong employee-led networks.

RBS Group has been recognised for its work on Equality, Diversity and Inclusion by our Platinum ranking from Opportunity Now (gender) - our Gold ranking for Race for Opportunity (race);  retaining a position in the Times Top 50 Employers for Women; and improving upon our ranking in the Stonewall Workplace Equality Index (LGBT).

Sustainability

Our purpose is to serve customers well.  Sustainable banking means serving today’s customers in a way that also helps future generations.  We will rebuild our reputation and earn our customers’ trust by putting customers first, making RBS Group a great place to work, supporting our communities and being mindful of environmental impacts with the Sustainable Banking Committee’s role to oversee how the bank will reach its ambition to be number 1 for customer service, trust and advocacy by 2020.

For more information on our approach and progress read the RBS Sustainability Report, available on rbs.com/sustainable.

Going concern

The directors, having considered the Group’s business activities and financial position discussed in the Financial review including the Group’s regulatory capital resources (pages 26 to 33) and its liquidity and funding profile (pages 34 to 40) and the risk factors set out on pages 216 to 240 and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2015, approved on 25 February 2016, which were prepared on a going concern basis.

Corporate governance

Internal control over financial reporting

The internal controls over financial reporting for the Group are consistent with those at the RBS Group level. The RBS Group is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2015.

The RBS Group assessed the effectiveness of its internal control over financial reporting as of 31 December 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2015, the RBS Group's internal control over financial reporting is effective.

The RBS Group's auditors have audited the effectiveness of the RBS Group's internal control over financial reporting and have given an unqualified opinion.

Management's report on the RBS Group's internal control over financial reporting was filed with the Securities and Exchange Commission as part of the RBS Group’s Annual Report on Form 20-F.

In addition to the requirements for RBS Group, the NatWest Group is required to comply with Section 404(a) of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2015.

Based on the criteria discussed above, the NatWest Group concluded the internal control over financial reporting is effective and the report is included in this report on page 102. The NatWest Group's auditors are not required to report on the NatWest Group’s internal control over financial reporting.

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

The Group Audit Committee comprises at least three independent non-executive directors and assists the Board in discharging its responsibilities for the disclosure of the financial affairs of the Group. It reviews the accounting policies, financial reporting and regulatory compliance practices of the Group, the Group’s system and standards of internal controls, and monitors the Group’s processes for internal audit and external audit and reviews the practices of the segmental Risk and Audit Committees.

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

The Group Nominations and Governance Committee comprises all of the non-executive directors, and is chaired by the Chairman of the Group. It assists the Board in the selection and appointment of directors. It reviews the structure, size and composition of the Board, and membership and chairmanship of Board committees.

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

Share capital

Details of the ordinary and preference share capital at 31 December 2015 are shown in Note 24 on the accounts.

Directors

The names of the current directors are shown on page 3.

Sandy Crombie, Alison Davis, Morten Friis, Robert Gillespie, Penny Hughes, Ross McEwan, Brendan Nelson, Baroness Noakes and Ewen Stevenson all served throughout the year and to the date of signing of the financial statements.

Howard Davies was appointed to the Board on 14 July 2015 and assumed the role of Chairman on 1 September 2015. Mike Rogers was appointed to the Board on 26 January 2016.

Philip Hampton stepped down from the Board on 31 August 2015.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting.

Directors’ interests

The interests of the directors in the shares of the ultimate holding company at 31 December 2015 are disclosed RBS Group’s 2015 Annual Report on Form 20-F. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the company or any of its subsidiaries, during the period from 1 January 2015 to 30 March 2016.

Report of the directors

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

Post balance sheet events

Other than the matters discussed in Note 40 on the accounts, there have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Political donations

During 2015, no political donations were made in the UK or EU, nor any political expenditure in the UK or EU.

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

Auditors

Deloitte LLP are currently the auditors. On 3 November 2014, RBS Group announced its intention to appoint Ernst & Young LLP (EY) as auditor of the Company for the year ending 31 December 2016. It is expected that EY will be appointed to fill the casual vacancy arising from Deloitte LLP's resignation following the signing of the 2015 accounts and the Group’s Form 20-F. A resolution to appoint EY as the company’s auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Aileen Taylor

Company Secretary

30 March  2016

National Westminster Bank Plc
is registered in England No. 929027

Report of the directors

Disclosure controls and procedures

Management, including the Bank’s Chief Executive and Chief Financial Officer, conducted an evaluation of the effectiveness and design of NatWest Group’s disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)). Based on this evaluation, the Bank’s Chief Executive and Chief Financial Officer concluded that NatWest Group’s disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Internal Control

Management of National Westminster Bank plc and its subsidiary and associated undertakings (‘NatWest Group’) is responsible for the system of internal controls that is designed to maintain effective and efficient operations, compliant with applicable laws and regulations. The system of internal controls is designed to manage, or mitigate, risk to an acceptable residual level rather than eliminate it entirely. Systems of internal control can only provide reasonable and not absolute assurance against material misstatement, fraud or loss.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for NatWest Group.

NatWest Group’s internal control over financial reporting is a component of an overall system of internal control and is designed to provide reasonable assurance regarding the preparation, reliability and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) and includes:

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

•                      Controls providing reasonable assurance regarding the prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2015, NatWest Group’s internal control over financial reporting is effective.

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

Changes in internal control

There was no change in the Bank’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Corporate Governance

As a foreign issuer with American Depositary Shares (ADS) representing preference shares listed on the New York Stock Exchange (the “NYSE”), the Bank is not required to comply with all of the NYSE Standards applicable to US domestic companies (“NYSE Standards”) provided that it follows home country practice in lieu of NYSE Standards and discloses any significant ways in which its corporate governance practices differ from the NYSE Standards. NatWest is also required to provide an Annual Written Affirmation to the NYSE of its compliance with the applicable NYSE Standards (including by reference to the rules of the Exchange Act) following the filing of its annual report on Form 20-F.

Report of the directors

The RBS Group Audit Committee complies with the provisions of the NYSE Standards (including by reference to the rules of the Exchange Act) that relate to the composition, responsibilities and operation of audit committees.

The Bank has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE Standards,  subject to the following departures  (i) the Chairman of the Board is also the Chairman of the RBS Group Nominations Committee, which is permitted by the UK Corporate Governance Code (since the Chairman was considered independent on appointment) (ii) although the members of the RBS Group Performance and Remuneration Committee are deemed independent in compliance with the provisions of the UK Corporate Governance Code, the Board has not assessed the independence of the members of the RBS Group Performance and Remuneration Committee and of its compensation committee advisers in accordance with the independence tests prescribed by the NYSE Standards; (iii) NYSE Standards require that the compensation committee has direct responsibility to review and approve the Chief Executive’s remuneration. The RBS Board, rather than the RBS Group Performance and Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Chief Executive. The RBS Group’s Audit, Board Risk, Nominations and Performance and Remuneration Committees are otherwise composed solely of non-executive directors deemed by the Board to be independent.

This Compliance report forms part of the Corporate governance report and the Report of the directors.

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on page 106.

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

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

30 March 2016

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rogers

Financial statements
Report of Independent Registered Public Accounting Firm to the members of National Westminster Bank Plc		106
Consolidated income statement		108
Consolidated statement of comprehensive income		107
Balance sheet		108
Statement of changes in equity		109
Cash flow statement		110
Accounting policies		11`
Notes on the consolidated accounts
1	Net interest income	126
2	Non-interest income	126
3	Operating expenses	127
4	Pensions	128
5	Auditor’s remuneration	134
6	Tax	134
7	(Loss)/profit dealt with in the accounts of the Bank	135
8	Financial instruments - classification	135
9	Financial instruments - valuation	141
10	Financial instruments - maturity analysis	147
11	Financial assets - impairments	150
12	Derivatives	152
13	Debt securities	153
14	Equity shares	154
15	Investments in Group undertakings	154
16	Intangible assets	155
17	Property, plant and equipment	157
18	Prepayments, accrued income and other assets	158
19	Assets and liabilities of disposal groups	159
20	Short positions	159
21	Provisions, accruals and other liabilities	160
22	Deferred tax	162
23	Subordinated liabilities	164
24	Share capital and reserves	167
25	Leases	168
26	Structured entities	168
27	Asset transfers	170
28	Capital resources	171
29	Memorandum items	172
30	Net cash flow from operating activities	187
31	Analysis of the net investment in business interests and intangible assets	188
32	Interest received and paid	188
33	Analysis of changes in financing during the year	188
34	Analysis of cash and cash equivalents	188
35	Segmental analysis	189
36	Directors’ and key management remuneration	194
37	Transactions with directors and key management	194
38	Related parties	194
39	Ultimate holding company	195
40	Post balance sheet events	195
41	Related undertakings	196

Report of Independent Registered Public Accounting Firm to the members of National Westminster Bank Plc

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries (together "the Group") as at 31 December 2015 and 2014 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 31 December 2015, the accounting policies and notes 1 to 41, and the information identified as ‘audited’ in the Capital and risk management section of the Financial review (“financial statements”).These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material aspects, the financial position of the Group as at 31 December 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2015, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

/s/ Deloitte LLP

London, United Kingdom

30 March 2016

Consolidated income statement for the year ended 31 December 2015

	Note	2015	2014	2013
		£m	£m	£m
Interest receivable		6,280	6,499	7,483
Interest payable		(1,384)	(1,922)	(3,462)
Net interest income	1	4,896	4,577	4,021
Fees and commissions receivable		2,133	2,439	2,600
Fees and commissions payable		(517)	(498)	(490)
Income from trading activities		14	77	726
Gain on redemption of own debt		—	—	239
Other operating income		10	682	268
Non-interest income	2	1,640	2,700	3,343
Total income		6,536	7,277	7,364
Staff costs		(1,450)	(1,668)	(1,683)
Premises and equipment		(544)	(280)	(375)
Other administrative expenses		(5,624)	(3,775)	(6,488)
Depreciation and amortisation		(453)	(226)	(214)
Write down of goodwill and other intangible assets		(107)	—	(2)
Operating expenses	3	(8,178)	(5,949)	(8,762)
(Loss)/profit before impairment releases/(losses)		(1,642)	1,328	(1,398)
Impairment releases/(losses)	11	728	1,249	(5,407)
Operating (loss)/profit before tax		(914)	2,577	(6,805)
Tax (charge)/credit	6	(292)	(844)	842
(Loss)/profit for the year		(1,206)	1,733	(5,963)

Attributable to:
Non-controlling interests		(1)	—	—
Ordinary shareholders		(1,205)	1,733	(5,963)
		(1,206)	1,733	(5,963)

Consolidated statement of comprehensive income	2015	2014*	2013*
	£m	£m	£m
(Loss)/profit for the year	(1,206)	1,733	(5,963)
Items that do not qualify for reclassification
(Loss)/gain on remeasurement of retirement benefit schemes	(167)	(1,567)	260
Tax	328	247	(195)
	161	(1,320)	65
Items that do qualify for reclassification
Available-for-sale financial assets	(11)	(38)	42
Cash flow hedges	2	3	5
Currency translation	(326)	160	106
Tax	3	12	(9)
	(332)	137	144
Other comprehensive (loss)/income after tax	(171)	(1,183)	209
Total comprehensive (loss)/income for the year	(1,377)	550	(5,754)

Attributable to:
Non-controlling interests	(24)	(34)	21
Ordinary shareholders	(1,353)	584	(5,775)
	(1,377)	550	(5,754)
*Restated - refer to page 111 for further details

The accompanying notes on pages 126 to 199, the accounting policies on pages 111 to 125 and the audited sections of the Financial review: Capital and risk management on pages 13 to 96 form an integral part of these financial statements.

Balance sheet as at 31 December 2015

		Group		Bank
		2015	2014*	2015	2014*
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks	8	1,690	2,709	819	1,054
Amounts due from holding company and subsidiaries	8	99,403	103,272	72,227	76,699
Other loans and advances to banks	8	3,875	7,640	1,022	1,805
Loans and advances to banks	8	103,278	110,912	73,249	78,504
Amounts due from subsidiaries	8	569	1,028	132	2,018
Other loans and advances to customers	8	176,263	168,138	134,251	122,279
Loans and advances to customers	8	176,832	169,166	134,383	124,297
Debt securities subject to repurchase agreements	27	3,740	8,583	—	—
Other debt securities		3,464	5,246	—	782
Debt securities	13	7,204	13,829	—	782
Equity shares	14	717	779	4	5
Investments in Group undertakings	15	—	—	6,554	7,866
Settlement balances		2,138	2,050	47	42
Amounts due from holding company and subsidiaries	12	1,724	2,672	1,326	2,129
Other derivatives	12	889	1,226	760	983
Derivatives	12	2,613	3,898	2,086	3,112
Intangible assets	16	517	848	498	530
Property, plant and equipment	17	1,031	1,591	811	735
Deferred tax	22	1,802	1,732	1,546	1,505
Prepayments, accrued income and other assets	18	1,297	1,686	395	220
Assets of disposal groups	19	3,311	—	—	—
Total assets		302,430	309,200	220,392	218,652

Liabilities
Amounts due to holding company and subsidiaries	8	17,609	20,128	8,210	7,425
Other deposits by banks	8	6,982	6,104	2,726	2,123
Deposits by banks	8	24,591	26,232	10,936	9,548
Amounts due to subsidiaries	8	7,752	13,112	8,718	13,207
Other customer accounts	8	223,909	221,215	176,421	169,003
Customer accounts	8	231,661	234,327	185,139	182,210
Debt securities in issue	8	1,473	1,707	—	—
Settlement balances	8	2,461	2,143	53	67
Short positions	20	3,577	6,827	—	—
Amounts due to holding company and subsidiaries	12	2,291	3,971	1,993	3,397
Other derivatives	12	379	487	302	359
Derivatives	12	2,670	4,458	2,295	3,756
Provisions, accruals and other liabilities	21	7,543	6,315	1,704	1,590
Retirement benefit liabilities	4	3,547	3,987	3,242	3,438
Amounts due to holding company	8	5,621	5,656	4,413	4,413
Other subordinated liabilities	8	1,395	1,780	1,328	1,709
Subordinated liabilities	23	7,016	7,436	5,741	6,122
Liabilities of disposal groups	19	2,724	—	—	—
Total liabilities		287,263	293,432	209,110	206,731

Non-controlling interests		346	394	—	—
Owners’ equity	24	14,821	15,374	11,282	11,921
Total equity		15,167	15,768	11,282	11,921
Total liabilities and equity		302,430	309,200	220,392	218,652
*Restated - refer to page 111 for further details

The accompanying notes on pages 126 to 200, the accounting policies on pages 111 to 125 and the audited sections of the Financial review: Capital and risk management on pages 13 to 96 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 30 March 2016 and signed on its behalf by:

Howard Davies                                                       Ross McEwan                                                                         Ewen Stevenson

Chairman                                                                 Chief Executive                                                                       Chief Financial Officer

National Westminster Bank Plc

Registration No. 929027

Statement of changes in equity for the year ended 31 December 2015

	Group			Bank
	2015	2014*	2013*	2015	2014*	2013
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium
At 1 January and 31 December	2,225	2,225	2,225	2,225	2,225	2,225

Available-for-sale reserve
At 1 January	29	55	21	—	6	3
Unrealised (losses)/gains	(5)	(29)	40	—	—	5
Realised (gains)/losses	(6)	(9)	2	—	(7)	(1)
Tax	—	12	(8)	—	1	(1)
At 31 December	18	29	55	—	—	6

Cash flow hedging reserve
At 1 January	(3)	(6)	(10)	(3)	(6)	(10)
Amount recognised in equity	—	—	(1)	—	—	(1)
Amount transferred from equity to earnings	2	3	6	2	3	6
Tax	—	—	(1)	—	—	(1)
At 31 December	(1)	(3)	(6)	(1)	(3)	(6)

Foreign exchange reserve
At 1 January	1,121	927	842	(10)	(10)	(9)
Retranslation of net assets	(283)	231	83	—	—	(1)
Foreign currency (losses)/gains on hedges of net assets	(20)	(37)	2	—	—	—
Tax	3	—	—	—	—	—
At 31 December	821	1,121	927	(10)	(10)	(10)

Capital redemption reserve
At 1 January and 31 December	647	647	647	647	647	647

Retained earnings
At 1 January	9,677	7,262	11,089	7,384	3,990	3,226
(Loss)/profit attributable to ordinary shareholders	(1,205)	1,733	(5,963)	(1,422)	2,416	(1,412)
Ordinary dividends paid	—	(175)	—	—	(175)	—
Capital contribution	800	2,177	2,070	800	2,177	2,070
(Loss)/gain on remeasurement of retirement benefit schemes
- gross	(167)	(1,567)	260	(348)	(1,265)	302
- tax	328	247	(195)	329	241	(196)
Share-based payments - tax	—	—	1	—	—	—
At 31 December	9,433	9,677	7,262	6,743	7,384	3,990

Owners' equity at 31 December	14,821	15,374	12,788	11,282	11,921	8,530

Non-controlling interests
At 1 January	394	1,278	1,257	—	—	—
Currency translation adjustments and other movements	(23)	(34)	21	—	—	—
Loss attributable to non-controlling interests	(1)	—	—	—	—	—
Equity withdrawn and disposals	(24)	(850)	—	—	—	—
At 31 December	346	394	1,278	—	—	—

Total equity at 31 December	15,167	15,768	14,066	11,282	11,921	8,530

Total equity is attributable to:
Non-controlling interests	346	394	1,278	—	—	—
Ordinary shareholders	14,821	15,374	12,788	11,282	11,921	8,530
	15,167	15,768	14,066	11,282	11,921	8,530
*Restated - refer to page 111 for further details

The accompanying notes on pages 126 to 200, the accounting policies on pages 111 to 125 and the audited sections of the Financial review: Capital and risk management on pages 13 to 96 form an integral part of these financial statements.

Cash flow statement for the year ended 31 December 2015

		Group			Bank
	Note	2015	2014*	2013*	2015	2014*	2013
		£m	£m	£m	£m	£m	£m
Operating activities
Operating (loss)/profit before tax		(914)	2,577	(6,805)	(1,105)	2,541	(1,538)
Adjustments for non-cash items and other
adjustments included within income statement		(4,993)	(4,163)	6,593	2,304	(1,800)	1,285
Cash contribution to defined benefit pension schemes		(807)	(804)	(504)	(724)	(712)	(411)
Changes in operating assets and liabilities		8,772	(13,713)	(2,941)	(548)	(5,737)	6,833
Income taxes received/(paid)		169	25	(153)	62	(128)	91
Net cash flows from operating activities	30	2,227	(16,078)	(3,810)	(11)	(5,836)	6,260

Cash flows from investing activities
Sale and maturity of securities		2,226	709	187	782	471	14
Purchase of securities		(1,417)	(2,070)	(149)	—	—	—
Sale of property, plant and equipment		413	287	209	15	49	15
Purchase of property, plant and equipment		(207)	(187)	(109)	(165)	(66)	(57)
Net investment in business interests and intangible assets	31	(2,716)	(8)	162	(715)	17	(1,262)
Net cash flows from investing activities		(1,701)	(1,269)	300	(83)	471	(1,290)

Cash flows from financing activities
Capital contribution		800	1,500	2,070	800	1,500	2,070
Repayment of subordinated liabilities		(387)	(60)	(93)	(387)	—	—
Dividends paid		—	(175)	—	—	(175)	—
Interest on subordinated liabilities		(262)	(270)	(269)	(255)	(250)	(258)
Net cash flows from financing activities		151	995	1,708	158	1,075	1,812
Effects of exchange rate changes on cash and cash equivalents		115	221	(198)	(55)	(108)	(6)

Net increase/(decrease) in cash and cash equivalents		792	(16,131)	(2,000)	9	(4,398)	6,776
Cash and cash equivalents at 1 January		85,751	101,882	103,882	66,178	70,576	63,800
Cash and cash equivalents at 31 December	34	86,543	85,751	101,882	66,187	66,178	70,576

*Restated - refer to page 112 for further details

The accompanying notes on pages 127 to 195, the accounting policies on pages 112 to 126 and the audited sections of the Financial review: Capital and risk management on pages 13 to 96 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts

The accounts are prepared on a going concern basis (see the Report of the directors, page 99) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The company is incorporated in the UK and registered in England and Wales. Its accounts are presented in accordance with the Companies Act 2006. With the exception of investment property and certain financial instruments as described in Accounting policies 9, 14, 16 and 18, the accounts are presented on a historical cost basis.

International Private Banking

The International Private Banking business was reclassified to disposal groups on 31 March 2015. It is measured at fair value less costs to sell which reflects the agreed sale to Union Bancaire Privee (fair value hierarchy level 3).

Change of accounting policy

The Group changed its accounting policy for the recognition of surpluses in its defined benefit pension schemes: in particular, the policy for determining whether or not it has an unconditional right to a refund of surpluses in its employee pension funds.  Where the Group has a right to a refund, this is not deemed unconditional if pension fund trustees are able unilaterally to enhance benefits for plan members.  As a result of this change, a minimum funding requirement to cover an existing shortfall in a scheme may give rise to an additional liability and surpluses may not be recognised in full.  The revised accounting policy, by taking account of the powers of pension trustees in assessing the economic benefit available as a refund, provides more relevant information about the effect on the Group’s financial position of its defined benefit pension schemes.

In accordance with IFRS, the amended policy has been applied retrospectively and prior periods restated. The impact of the change in policy is set out below.

Consolidated income statement
	2015
	Under
	previous policy	Adjustment	As published
	£m	£m	£m
Staff costs	(1,386)	(64)	(1,450)
Operating expenses	(8,114)	(64)	(8,178)
Loss before impairment losses	(1,578)	(64)	(1,642)
Operating loss before tax	(850)	(64)	(914)
Tax charge	(304)	12	(292)
Loss for the year	(1,154)	(52)	(1,206)
Loss attributable to ordinary shareholders	(1,153)	(52)	(1,205)

There are no adjustments to the income statement in 2014 and 2013.

Consolidated statement of comprehensive income

	2015			2014			2013
	Under			As			As
	previous			previously			previously
	policy	Adjustment	As published	reported	Adjustment	Restated	reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m	£m	£m	£m
(Loss)/profit for the year	(1,154)	(52)	(1,206)	1,733	—	1,733	(5,963)	—	(5,963)
Gain/(loss) on remeasurement
of retirement benefit schemes	1,035	(1,202)	(167)	182	(1,749)	(1,567)	314	(54)	260
Tax	(123)	451	328	(103)	350	247	(204)	9	(195)
Total comprehensive (loss)/income after tax	(574)	(803)	(1,377)	1,949	(1,399)	550	(5,709)	(45)	(5,754)

Accounting policies

Balance sheet
	Group
	2015			2014			2013
	Under			As previously			As previously
	previous policy	Adjustment	As published	reported	Adjustment	Restated	reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Deferred tax assets	968	834	1,802	1,361	371	1,732	2,253	21	2,274
Prepayments, accrued income
and other assets	1,436	(139)	1,297	1,801	(115)	1,686	1,415	(77)	1,338
Retirement benefit liabilities	566	2,981	3,547	2,248	1,739	3,987	2,976	28	3,004
Owners' equity	17,107	(2,286)	14,821	16,857	(1,483)	15,374	12,872	(84)	12,788

	Bank
	2015			2014
	Under			As previously
	previous policy	Adjustment	As published	reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m
Deferred tax assets	749	797	1,546	1,157	348	1,505
Retirement benefit liabilities	261	2,981	3,242	1,699	1,739	3,438
Owners' equity	13,466	(2,184)	11,282	13,312	(1,391)	11,921

Statement of changes in equity
	Group
	2015			2014			2013
	Under			As previously			As previously
	previous policy	Adjustment	As published	reported	Adjustment	Restated	reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retained earnings
At 1 January	11,160	(1,483)	9,677	7,346	(84)	7,262	11,128	(39)	11,089
(Loss)/profit attributable to ordinary
shareholders	(1,153)	(52)	(1,205)	1,733	—	1,733	(5,963)	—	(5,963)
Gain/(loss) on remeasurement
of retirement benefit schemes
- gross	1,035	(1,202)	(167)	182	(1,749)	(1,567)	314	(54)	260
- tax	(123)	451	328	(103)	350	247	(204)	9	(195)
At 31 December	11,719	(2,286)	9,433	11,160	(1,483)	9,677	7,346	(84)	7,262

	Bank
	2015			2014
	Under			As previously
	previous policy	Adjustment	As published	reported	Adjustment	Restated
	£m	£m	£m	£m	£m	£m
Retained earnings
At 1 January	8,775	(1,391)	7,384	3,990	—	3,990
(Loss)/profit attributable to ordinary
shareholders	(1,370)	(52)	(1,422)	2,416	—	2,416
Gain/(loss) on remeasurement
of retirement benefit schemes
- gross	830	(1,178)	(348)	474	(1,739)	(1,265)
- tax	(108)	437	329	(107)	348	241
At 31 December	8,927	(2,184)	6,743	8,775	(1,391)	7,384

Accounting policies

The Group adopted a number of new and revised IFRSs effective 1 January 2015.

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

Accounting policies

4. Assets held for sale and discontinued operations

A non-current asset (or disposal group) is classified as held for sale if the Group will recover its carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured as the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal groups) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Asset and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

5. Employee benefits

Short-term employee benefits, such as salaries, paid absences, and other benefits are accounted for on an accruals basis over the period in which the employees provide the related services. Employees may receive variable compensation satisfied by cash, by debt instruments issued by the Group or by RBSG shares. Variable compensation that is settled in cash or debt instruments is charged to profit or loss over the period from the start of the year to which the variable compensation relates to the expected settlement date taking account of forfeiture and claw back criteria.

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

6. Intangible assets and goodwill

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

7. Property, plant and equipment

Items of property, plant and equipment (except investment property - see Accounting policy 9) are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, these are accounted for separately.

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

10. Foreign currencies

The Group's consolidated financial statements are presented in sterling which is the functional currency of the company.

Accounting policies

Group entities record transactions in foreign currencies in their functional currency - the currency of the primary economic environment in which they operate - at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 23).

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

11. Leases

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

Rental income from operating leases is recognised in income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see Accounting policy 7). Operating lease rentals receivable are included in Other operating income.

As lessee

The Group’s contracts to lease assets are principally operating leases. Operating lease rental expense is included in Premises and equipment costs and recognised as an expense on a straight-line basis over the lease term unless another systematic basis better represents the benefit to the Group.

12. Provisions

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

13. Tax

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

14. Financial assets

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

Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see Accounting policy 3) as are gains and losses attributable to the hedged risk on available-for-sale financial assets that are hedged items in fair value hedges (see Accounting policy 23). Other changes in the fair value of available-for-sale financial assets and any related tax are reported in other comprehensive income until disposal, when the cumulative gain or loss is reclassified from equity to profit or loss.

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

Accounting policies

15. Impairment of financial assets

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

16. Financial liabilities

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

Accounting policies

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

17. Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer’s obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 12. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

18. Loan commitments

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

19. Derecognition

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

20. Sale and repurchase transactions

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

21. Netting

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

22. Capital instruments

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

23. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9.

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

Accounting policies

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

24. Cash and cash equivalents

In the cash flow statement, cash and cash equivalents comprises cash and deposits with banks with an original maturity of less than three months together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

25. Shares in Group entities

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

(i) Pensions

The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. As described in Accounting policy 5, the assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit credit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recorded in the balance sheet as an asset (surplus) or liability (deficit).

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

A pension asset of £16 million and a liability of £3,547 million were recognised on the balance sheet at 31 December 2015 (2014 - asset £4 million, liability £3,987 million).

(ii) Provisions for liabilities

As set out in Note 21, at 31 December 2015 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £599 million (2014 - £487 million), other customer redress, £479 million (2014 - £464 million) and other regulatory proceedings and litigation, £3,827 million (2014 - £1,811 million). Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

Payment Protection Insurance - the Group has established a provision for redress payable in respect of the mis-selling of Payment Protection Insurance policies. The provision is management’s best estimate of the anticipated costs of redress and related administration expenses. The determination of appropriate assumptions to underpin the provision requires significant judgement by management. The principal assumptions underlying the provision together with sensitivities to changes in those assumptions are given in Note 21.

Accounting policies

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

(iii) Deferred tax

The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £1,802 million were recognised as at 31 December 2015 (2014 - £1,732 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses and other temporary differences to the extent that it is probable that there will be future UK taxable profits against which the losses and other temporary differences can be utilised. The Group has considered the carrying value of the deferred tax asset as at 31 December 2015 and concluded that it is recoverable based on future projections.

Deferred tax assets of £2,388 million (2014 - £1,763 million) have not been recognised in respect of tax losses and other temporary differences where the availability of future taxable profits is uncertain. Further details about the Group’s deferred tax assets are given in Note 22.

(iv) Loan impairment provisions

The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost in accordance with Accounting policy 15.

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

(v) Fair value - financial instruments

In accordance with Accounting policies 14, 16 and 23, financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value.

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

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 9.

Accounting developments

International Financial Reporting Standards

A number of IFRSs and amendments to IFRS were in issue at 31 December 2015 that would affect the Group from 1 January 2016 or later.

Effective for 2016

‘Accounting for Acquisitions of Interests in Joint Operations’ issued in May 2014 amends IFRS 11 ‘Joint Arrangements. An acquirer of an interest in a joint operation that is a business applies the relevant principles for business combinations in IFRS 3 and other standards and makes the relevant disclosures accordingly. The effective date is 1 January 2016.

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

Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 28 ‘Investments in Associates and Joint Ventures’ were issued in September 2014 to clarify the accounting for sales between an investor, its associate or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception. The September 2014 amendments will be effective from a date to be determined by the IASB and the December 2014 amendments from 1 January 2016.

An amendment to IAS 1 ‘Presentation of Financial Statements’ was issued in December 2014 to clarify the application of materiality to financial statements.  Its effective date is 1 January 2016.

None of these amendments is expected to have a material effect on the Group’s financial statements.

Accounting policies

Effective after 2016 - IFRS 9

In July 2014, the IASB published IFRS 9 ‘Financial Instruments’ with an effective date of 1 January 2018. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. The Group is continuing its assessment of the standard’s effect on its financial statements.

The principle features of IFRS 9 are as follows:

Recognition and derecognition

The material in IAS 39 setting out the criteria for the recognition and derecognition of financial instruments has been included unamended in IFRS 9.

Classification and measurement

Financial assets - There are three classifications for financial assets in IFRS 9: fair value through profit or loss; fair value through other comprehensive income; and amortised cost.

•         Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is to hold financial assets to collect their cash flow are measured at amortised cost.

•         Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is achieved by holding financial assets to collect their cash flow and selling them are measured at fair value through other comprehensive income.

•         Other financial assets are measured at fair value through profit and loss.

However, at initial recognition, any financial asset may be irrevocably designated as measured at fair value through profit or loss if such designation eliminates a measurement or recognition inconsistency.

The Group continues to evaluate the overall effect, but expects that the measurement basis of the majority of the Group’s financial assets will be unchanged on application of IFRS 9.

Financial liabilities - IFRS 9’s requirements on the classification and measurement of financial liabilities are largely unchanged from those in IAS 39. However, there is a change to the treatment of changes in the fair value attributable to own credit risk of financial liabilities designated as at fair value through profit or loss which are recognised in other comprehensive income and not in profit or loss as required by IAS 39.

Hedge accounting

Hedge accounting requirements are designed to align accounting more closely to the risk management framework; permit a greater variety of hedging instruments; and remove or simplify some of the rule-based requirements in IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. There is an option in IFRS 9 for an accounting policy choice to continue with the IAS 39 hedge accounting framework. The Group is actively considering its implementation approach.

Credit impairment

IFRS 9’s credit impairment requirements apply to financial assets measured at amortised cost, to those measured at fair value through other comprehensive income, to lease receivables and to certain loan commitments and financial guarantee contracts. On initial recognition a loss allowance is established at an amount equal to 12-month expected credit losses (‘ECL’) that is the portion of life-time expected losses resulting from default events that are possible within the next 12 months.

Where a significant increase in credit risk since initial recognition is identified, the loss allowance increases so as to recognise all expected default events over the expected life of the asset. The Group expects that financial assets where there is objective evidence of impairment under IAS39 will be credit impaired under IFRS 9, and carry loss allowances based on all expected default events.

The assessment of credit risk and the estimation of ECL are required to be unbiased and probability-weighted: determined by evaluating at the reporting date for each customer or loan portfolio a range of possible outcomes using reasonable and supportable information about past events, current conditions and forecasts of future events and economic conditions. The estimation of ECL also takes into account the time value of money. Recognition and measurement of credit impairments under IFRS 9 are more forward-looking than under IAS 39.

Accounting policies

A single bank-wide programme has been established to implement the necessary changes in the modelling of credit loss parameters, and the underlying credit management and financial processes; this programme is led jointly by Risk and Finance.  The inclusion of loss allowances on all financial assets will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39.

Transition

The classification and measurement and impairment requirements are applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. Hedge accounting is generally applied prospectively from that date.

Effective after 2016 – other standards

In January 2016, the IASB amended IAS 7 ‘Cash Flow Statements’ to require disclosure of the movements in financing liabilities. The amendment is effective from1 January 2017.

In January 2016, the IASB amended IAS12 ‘Income taxes’ to clarify the recognition of deferred tax assets in respect of unrealised losses. The amendment is effective from 1 January 2017.

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014. It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met. It is effective from 1 January 2018.

IFRS 16 ‘Leases’ was issued in January 2016 to replace IAS 17 ‘Leases’. Accounting for finance leases will remain substantially the same. Operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use and liabilities will be recognised for the contractual payments. The effective date is 1 January 2019.

The Group is assessing the effect of adopting these standards on its financial statements.

Notes on accounts

1 Net interest income
	Group
	2015	2014	2013
	£m	£m	£m
Loans and advances to customers	5,610	5,746	6,570
Loans and advances to banks	661	734	823
Debt securities	9	19	90
Interest receivable	6,280	6,499	7,483

Customer accounts: demand deposits	427	342	360
Customer accounts: savings deposits	276	573	1,058
Customer accounts: other time deposits	307	589	1,519
Deposits by banks	117	139	234
Debt securities in issue	5	9	18
Subordinated liabilities	250	269	267
Internal funding of trading businesses	2	1	6
Interest payable	1,384	1,922	3,462

Net interest income	4,896	4,577	4,021

2 Non-interest income	Group
	2015	2014	2013
	£m	£m	£m
Fees and commissions receivable
Payment services	668	701	757
Credit and debit card fees	455	551	606
Lending (credit facilities)	469	480	394
Brokerage	176	269	323
Investment management	231	308	353
Trade finance	24	12	17
Other	110	118	150
	2,133	2,439	2,600

Fees and commissions payable	(517)	(498)	(490)

Income from trading activities
Foreign exchange	132	509	508
Interest rate	(92)	(405)	181
Credit	(25)	(31)	33
Equities and other	(1)	4	4
	14	77	726

Gain on redemption of own debt	—	—	239

Other operating income
Operating lease and other rental income	10	13	22
Changes in the fair value of financial assets and liabilities designated as
at fair value through profit or loss and related derivatives	77	21	1
Changes in the fair value of investment properties	60	4	(93)
Profit/(loss) on sale of securities	9	9	(1)
Profit on sale of property, plant and equipment	3	60	12
(Loss)/profit on sale of subsidiaries and associates	(84)	9	3
(Loss)/profit on disposal or settlement of loans and receivables	(159)	(85)	1
Dividend income	49	234	18
Share of profits of associated entities	—	9	9
Other income (1)	45	408	296
	10	682	268

Note:

(1)    Includes income from activities other than banking.

Notes on accounts

3 Operating expenses	Group
	2015	2014	2013
	£m	£m	£m
Wages, salaries and other staff costs	1,116	1,299	1,316
Social security costs	76	93	79
Pension costs
- defined benefit schemes (see Note 4)	288	242	261
- curtailment and settlement gains (see Note 4)	(57)	—	—
- defined contribution schemes	27	34	27
Staff costs	1,450	1,668	1,683

Premises and equipment	544	280	375
Other administrative expenses (1)	5,624	3,775	6,488

Property, plant and equipment, depreciation and write down (see Note 17)	386	113	138
Intangible assets amortisation (see Note 16)	67	113	76
Depreciation and amortisation	453	226	214
Write down of intangible assets (see Note 16)	107	—	2
	8,178	5,949	8,762

Restructuring costs included in operating expenses comprise:
	2015	2014	2013
	£m	£m	£m
Staff costs	93	17	36
Premises and depreciation	523	5	4
Other (2)	112	4	3
	728	26	43

Notes:

(1)    Includes Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, and other litigation and conduct costs. Further details are provided in Note 21.

(2)    Includes other administration expenses, write down of goodwill and other intangible assets.

The average number of persons employed, rounded to the nearest hundred, in the Group during the year, excluding temporary staff, was 29,800 (2014 - 31,200; 2013 - 28,800). The number of persons employed by the Group at 31 December, excluding temporary staff, was as follows:

	2015	2014*	2013*
UK Personal & Business Banking	13,300	13,900	15,200
Ulster Bank RoI	2,500	2,500	2,600
Personal & Business Banking	15,800	16,400	17,800
Commercial Banking	100	100	100
Private Banking	1,700	1,800	1,800
Commercial & Private Banking	1,800	1,900	1,900
Corporate & Institutional Banking	200	300	400
Capital Resolution	100	500	400
Central & Other	11,300	11,300	11,100
Non-Core	n/a	n/a	300
Total	29,200	30,400	31,900

UK	16,300	17,300	19,100
USA	1,000	1,500	2,000
Europe	3,300	3,900	4,200
Rest of the World	8,600	7,700	6,600
Total	29,200	30,400	31,900

*Re-presented to reflect the segmental reorganisation

Notes on accounts

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

The Main scheme, accounting for 94% (2014 - 93%) of the Group’s retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elected to contribute to maintain a normal pension age of 60.

The Group’s defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees making additional contributions can secure additional benefits.

Since October 2006, new UK entrants may join The Royal Bank of Scotland Retirement Savings Plan, a defined contribution pension scheme.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared at 31 December with the support of independent actuaries, using the following assumptions:

	Main scheme
	2015	2014
Principal IAS 19 actuarial assumptions	%	%
Discount rate	3.9	3.7
Expected return on plan assets	3.9	3.7
Rate of increase in salaries	1.8	1.8
Rate of increase in pensions in payment	2.8	2.8
Inflation assumption (RPI)	3.0	3.0

Notes on accounts

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

	Main scheme
	2015	2014
Major classes of plan assets as a percentage of total plan assets	%	%
Quoted assets
Quoted equities
- Consumer industry	5.3	4.3
- Manufacturing industry	3.2	3.2
- Energy and utilities	2.6	2.9
- Financial institutions	5.4	3.9
- Technology and telecommunications	3.4	4.2
- Other	0.9	2.8
Private equity	3.4	4.3
Index-linked bonds	28.2	28.1
Government fixed interest bonds	9.0	3.6
Corporate fixed interest bonds	18.0	15.3

Unquoted assets
Corporate and other bonds	3.3	2.3
Hedge funds	0.2	1.6
Real estate	6.4	5.8
Derivatives	6.4	10.6
Cash and other assets	4.1	7.1
Equity exposure of equity futures	(1.4)	1.3
Cash exposure of equity futures	1.6	(1.3)
	100.0	100.0

Notes on accounts

4 Pensions continued

The assets of the Main scheme, which represent 95% of plan assets at 31 December 2015 (2014 - 94%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

The Main scheme employs derivative instruments to achieve a desired asset class exposure or to match assets more closely to liabilities. The value of assets shown reflects the  assets owned by the scheme, with any derivative holdings valued on a mark-to-market basis.

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2015			2014
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Inflation rate swaps	9,018	76	647	8,467	73	415
Interest rate swaps	15,739	5,722	3,710	23,858	6,055	3,305
Currency forwards	10,247	—	222	8,562	2	—
Equity and bond call options	6,277	744	1	7,382	846	48
Equity and bond put options	6,109	2	12	7,409	1	61
Other	2,236	1,506	1,479	2,437	665	628

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads with a number of banks, including The Royal Bank of Scotland plc and National Westminster Bank Plc (the “banks”). At 31 December 2015, the gross notional value of the swaps was £26,871 million (2014 - £34,163 million) and had a net positive fair value of £1,444 million (2014 - £2,433 million).

Collateral is required on all swap transactions. The banks had delivered £1,267 million of collateral at 31 December 2015 (2014 - £2,908 million).

Ordinary shares of the holding company with a fair value of £2 million (2014 - £2 million) and other financial instruments issued by the Group with a value of £1,144 million (2014 - £2,172 million) are held by the Main scheme.

IAS 19 post-retirement mortality assumptions (Main scheme)	2015	2014
Longevity at age 60 for current pensioners (years)
Males	27.8	28.0
Females	29.8	30.0

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.1	29.3
Females	31.4	31.6

Notes on accounts

4 Pensions continued	Group*				Bank*
Changes in value of net pension deficit		Present value	Asset			Present value	Asset
	Fair value	of defined	ceiling/		Fair value	of defined	ceiling/
	of plan	benefit	minimum	Net pension	of plan	benefit	minimum	Net pension
	assets	obligations	funding (1)	liability	assets	obligations	funding (1)	liability
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2014	26,065	28,964	—	2,899	24,272	26,955	—	2,683
Change of accounting policy			105	105
Currency translation and other adjustments	(69)	(95)		(26)
Income statement
Net interest expense	1,207	1,309		102	1,137	1,234		97
Current service cost		319		319		278		278
Less direct contributions from other scheme members		(189)		(189)		(191)		(191)
Past service cost		10		10		18		18
	1,207	1,449		242	1,137	1,339		202
Statement of comprehensive income
Return on plan assets above recognised interest
income	4,848			(4,848)	4,629			(4,629)
Experience gains and losses		(25)		(25)		(3)		(3)
Effect of changes in actuarial financial assumptions		4,282		4,282		3,757		3,757
Effect of changes in actuarial demographic assumptions		409		409		401		401
Asset ceiling/minimum funding adjustments		—	1,749	1,749			1,739	1,739
	4,848	4,666	1,749	1,567	4,629	4,155	1,739	1,265

Contributions by employer	804	—		(804)	712	—		(712)
Contributions by plan participants and other
scheme members	200	200		—	194	194		—
Benefits paid	(923)	(923)		—	(867)	(867)		—
At 1 January 2015	32,132	34,261	1,854	3,983	30,077	31,776	1,739	3,438
Currency translation and other adjustments	(13)	(58)		(45)
Income statement
Net interest expense	1,134	1,220	64	150	1,118	1,157	64	103
Current service cost		297		297	—	244		244
Less direct contributions from other scheme members		(199)		(199)	—	(195)		(195)
Past service costs		40		40	—	28		28
Gains on curtailments or settlement		(57)		(57)	—	—		—
	1,134	1,301	64	231	1,118	1,234	64	180
Statement of comprehensive income
Return on plan assets above recognised interest income	(427)	—		427	(415)			415
Experience gains and losses		(276)		(276)		(233)		(233)
Effect of changes in actuarial financial assumptions		(1,246)		(1,246)		(1,124)		(1,124)
Effect of changes in actuarial demographic assumptions		60		60		112		112
Asset ceiling/minimum funding adjustments			1,202	1,202		—	1,178	1,178
	(427)	(1,462)	1,202	167	(415)	(1,245)	1,178	348

Contributions by employer	807	—		(807)	724	—		(724)
Contributions by plan participants and other
scheme members	201	201		—	195	195		—
Benefits paid	(1,050)	(1,050)		—	(996)	(996)		—
Transfer to disposal groups	(299)	(297)		2	—	—		—
At 31 December 2015	32,485	32,896	3,120	3,531	30,703	30,964	2,981	3,242

*Restated - refer to page 111 for further details

Note:

(1)    In recognising the net surplus or deficit of a pension scheme, the funded status of each scheme is adjusted to reflect any minimum funding requirement imposed on the sponsor and any ceiling on the amount that the sponsor has a right to recover from a scheme.

Notes on accounts

Analysis of net pension deficit
	Main scheme
	2015	2014
	£m	£m
Fund assets at fair value	30,703	30,077
Present value of fund liabilities	30,966	31,776
Funded status	263	1,699
Asset ceiling/minimum funding	2,981	1,739
Retirement benefit liability	3,244	3,438
Minimum funding requirement	3,657	4,190
Asset ceiling	(413)	(752)
	3,244	3,438

	Group		Bank
Net pension deficit comprises	2015	2014*	2015	2014*
	£m	£m	£m	£m
Net assets of schemes in surplus (included in Prepayments,
accrued income and other assets, Note 18)	(16)	(4)	—	—
Net liabilities of schemes in deficit	3,547	3,987	3,242	3,438
	3,531	3,983	3,242	3,438
*Restated - refer to page 111 for further details

The weighted average duration of the Main scheme’s defined benefit obligation at 31 December 2015 is 19.1 years (2014 – 20 years).

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme).

	2015	2014
	%	%
Active	17.5	18.8
Deferred	41.9	41.0
Pensioner	40.6	40.2
	100.0	100.0

The table below sets out the sensitivities of the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Main scheme
	(decrease)/increase
	in obligation
	at 31 December
	2015	2014
	£m	£m
0.25% increase in the discount rate	(1,392)	(1,466)
0.25% increase in inflation	1,106	1,159
0.25% additional rate of increase in pensions in payment	945	982
Longevity increase of one year	853	988

Pension liabilities are calculated on the central assumptions and under the relevant sensitivity scenarios.  The sensitivity to pension liabilities is the difference between these calculations.

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Notes on accounts

	Group					Bank
History of defined benefit schemes	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	32,485	32,132	26,065	24,078	22,564	30,703	30,077	24,272	22,441	21,111
Present value of defined benefit obligations	32,896	34,261	28,964	29,238	26,236	30,964	31,776	26,955	27,336	24,659
Net deficit	411	2,129	2,899	5,160	3,672	261	1,699	2,683	4,895	3,548

Experience gains/(losses) on plan liabilities	276	25	154	(228)	(213)	233	3	102	(233)	(208)
Experience gains on plan assets	(427)	4,848	1,022	374	855	(415)	4,629	986	301	935
Actual return on pension schemes assets	707	6,055	2,098	1,467	1,957	703	5,766	1,997	1,329	1,966
Actual return on pension schemes assets	2.2%	23.2%	8.7%	6.5%	9.5%	2.3%	23.8%	8.9%	6.3%	10.3%

Triennial funding valuation

In May 2014, the triennial funding valuation of the Main scheme was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS Group agreed to pay annual additional contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

In January 2016, RBS Group sought regulatory approval to accelerate the settlement of the outstanding additional contributions of £4.2 billion and it entered into a Memorandum of Understanding with the trustee of the Main scheme which, among other things, will bring forward the date of the next triennial funding valuation to no later than 31 December 2015.

The trustee of the Main scheme is responsible for setting the actuarial assumptions used in the triennial funding valuation having taken advice from the Scheme Actuary. These represent the trustee’s prudent estimate of the future experience of the Main scheme taking into account the covenant provided by RBS Group and investment strategy of the scheme. They are agreed with RBS Group and documented in the Statement of Funding Principles.

The key assumption methodology used at the 31 March 2013 valuation is set out below:

Principal actuarial assumptions

Discount rate	Fixed interest swap yield curve plus 1.5% per annum at all durations
Inflation assumption	Retail price index (RPI) swap yield curve
Rate of increase in pensions in payment	(RPI floor 0%, cap 5%): Limited price indexation (LPI) (0,5) swap yield curve
Post retirement mortality assumptions:
Longevity at age 60 for current pensioners (years)	Male Female	28.8 30.8
Longevity at age 60 for future pensioners currently aged 40 (years)	Male Female	30.7 32.9

Notes on accounts

5 Auditor’s remuneration

Amounts paid to the Group’s auditor for statutory audit and other services are set out below.

	Group
	2015	2014
	£m	£m
Fees payable for the audit of the Group’s annual accounts	1.2	1.2
Fees payable to the auditor and its associates for other services to the Group
- the audit of the Bank’s subsidiaries pursuant to legislation	1.4	1.4
Total audit fees	2.6	2.6
Other assurance services (1)	0.1	0.1
Total	2.7	2.7

Fees payable to the auditor for non-audit services are disclosed in the consolidated financial statements of The Royal Bank of Scotland Group plc.

Note:

(1)   Comprises fees of £0.1 million (2014 - £0.1 million) in respect of Ulster Bank relating to pension schemes and the customer charter.

6 Tax	Group
	2015	2014	2013
	£m	£m	£m
Current tax
(Charge)/credit for the year	(51)	32	28
Over/(under) provision in respect of prior years	21	(62)	(345)
	(30)	(30)	(317)
Deferred tax
Charge for the year arising from UK tax rate changes	(51)	—	(49)
Other (charges)/credits for the year	(237)	(278)	803
Reduction in the carrying value of deferred tax assets	—	(622)	—
Over provision in respect of prior years	26	86	405
Tax (charge)/credit for the year	(292)	(844)	842

The actual tax (charge)/credit differs from the expected tax credit/(charge) computed by applying the standard rate of UK corporation tax of 20.25% (2014 - 21.50%; 2013 - 23.25%) as follows:

	2015	2014	2013
	£m	£m	£m
Expected tax credit/(charge)	185	(554)	1,582
Losses and temporary differences in year where no deferred tax asset recognised	(933)	(4)	(496)
Foreign profits taxed at other rates	493	119	(133)
UK tax rate change impact (1)	(51)	—	(49)
Non-deductible goodwill impairment	(25)	—	—
Items not allowed for tax
- losses on disposal and write-downs	(1)	(4)	—
- bank levy	(3)	—	—
- regulatory and legal actions	(106)	(4)	(53)
- other disallowable items	(39)	(70)	(76)
Non-taxable items	39	65	9
Taxable foreign exchange movements	4	2	(2)
Losses brought forward and utilised	98	204	—
(Reduction)/increase in carrying value of deferred tax asset in respect of:
- US losses and temporary differences	—	(775)	—
- Ireland losses	—	153	—
Adjustments in respect of prior years	47	24	60
Actual tax (charge)/credit	(292)	(844)	842

Note:

(1)    In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 20% with effect from 1 April 2015, 19% from 1 April 2017 and 18% from 1 April 2020.  The Finance (No 2) Act 2015 restricts the rate at which tax losses are given credit in future periods to the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by this Act.  Deferred tax assets and liabilities at 31 December 2015 take into account  the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

Notes on accounts

7 (Loss)/profit dealt with in the accounts of the Bank

As permitted by section 408(3) of the Companies Act 2006, no income statement for the Bank has been presented as a primary financial statement. Of the loss attributable to ordinary shareholders, £1,422 million loss (2014 - £2,416 million profit; 2013 - £1,412 million loss) has been dealt with in the accounts of the Bank.

8 Financial instruments - classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.

Assets	Group
		Designated				Total
		as at fair value
	Held-for-	through profit	Available-	Loans and	Other
	trading	or loss	for-sale	receivables	assets
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	—	1,690		1,690
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	4,659	1,150	—	93,594		99,403
- reverse repos	157	—	—	—		157
- other (1)	—	—	—	3,718		3,718
Loans and advances to customers
- amounts due from fellow subsidiaries	402	—	—	167		569
- reverse repos	10,524	—	—	—		10,524
- other	174	—	—	165,565		165,739
Debt securities (2)	5,310	—	1,894	—		7,204
Equity shares	2	33	682	—		717
Settlement balances	—		—	2,138		2,138
Derivatives
- amounts due from holding company and fellow subsidiaries	1,724					1,724
- other	889					889
Assets of disposal groups					3,311	3,311
Other assets	—	—	—	—	4,647	4,647
31 December 2015	23,841	1,183	2,576	266,872	7,958	302,430

Cash and balances at central banks	—	—	—	2,709		2,709
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	3,092	1,898	—	98,282		103,272
- reverse repos	2,469	—	—	548		3,017
- other (1)	5	—	—	4,618		4,623
Loans and advances to customers
- amounts due from fellow subsidiaries	55	—	—	973		1,028
- reverse repos	5,658	—	—	—		5,658
- other	184	—	—	162,296		162,480
Debt securities (2)	10,299	—	2,748	782		13,829
Equity shares	10	46	723	—		779
Settlement balances	—		—	2,050		2,050
Derivatives
- amounts due from holding company and fellow subsidiaries	2,672					2,672
- other	1,226					1,226
Other assets*	—	—	—	—	5,857	5,857
31 December 2014	25,670	1,944	3,471	272,258	5,857	309,200
*Restated - refer to page 111 for further details

For the notes to this table refer to page 137.

Notes on accounts

8 Financial instruments - classification
	Group
Liabilities		Designated			Total
		as at fair value
	Held-for-	through profit	Amortised	Other
	trading	or loss	cost	liabilities
	£m	£m	£m	£m	£m
Deposits by banks
- amounts due to holding company and fellow subsidiaries	3,508	—	14,101		17,609
- repos	3,476	—	—		3,476
- other (3)	33	—	3,473		3,506
Customer accounts
- amounts due to fellow subsidiaries	—	—	7,752		7,752
- repos	6,978	—	—		6,978
- other (4)	20	2,231	214,680		216,931
Debt securities in issue (5)	—	—	1,473		1,473
Settlement balances	—	—	2,461		2,461
Short positions	3,577	—	—		3,577
Derivatives
- amounts due to holding company	2,291				2,291
- other	379				379
Subordinated liabilities
- amounts due to holding company	—	—	5,621		5,621
- other	—	—	1,395		1,395
Liabilities of disposal groups				2,724	2,724
Other liabilities			690	10,400	11,090
31 December 2015	20,262	2,231	251,646	13,124	287,263

Deposits by banks
- amounts due to holding company and fellow subsidiaries	4,620	—	15,508		20,128
- repos	2,736	—	—		2,736
- other (3)	35	—	3,333		3,368
Customer accounts
- amounts due to fellow subsidiaries	6	—	13,106		13,112
- repos	3,659	—	—		3,659
- other (4)	13	3,681	213,862		217,556
Debt securities in issue (5)	—	—	1,707		1,707
Settlement balances	—	—	2,143		2,143
Short positions	6,827	—	—		6,827
Derivatives
- amounts due to holding company	3,971				3,971
- other	487				487
Subordinated liabilities
- amounts due to holding company	—	—	5,656		5,656
- other	—	—	1,780		1,780
Other liabilities*			677	9,625	10,302
31 December 2014	22,354	3,681	257,772	9,625	293,432
*Restated - refer page 111 for further details

For the notes to this table refer to page 137.

Notes on accounts

8 Financial instruments - classification
The above includes amounts due from/to:
	Group
	2015		2014
	Holding	Fellow	Holding	Fellow
	company	subsidiaries	company	subsidiaries
	£m	£m	£m	£m
Assets
Loans and advances to banks	92,367	7,036	99,452	3,820
Derivatives	1,712	12	2,659	13

Liabilities
Deposits by banks	13,701	3,908	17,169	2,959

Notes:

(1)    Includes items in the course of collection from other banks of £705 million (2014 - £865 million).

(2)    Debt securities balances with Group companies are shown on pages 83 to 84.

(3)    Includes items in the course of transmission to other banks of £237 million (2014 - £263 million).

(4)    The carrying amount of other customer accounts designated as at fair value through profit or loss is £268 million (2014 - £379 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Measured as the change in fair value from movements in the period in the credit risk premium payable.

(5)    Comprises bonds and medium term notes of £1,472 million (2014 - £1,697 million) and certificates of deposit and other commercial paper of £1 million (2014 - £10 million).

Amounts included in operating (loss)/profit before tax:
	Group
	2015	2014	2013
	£m	£m	£m
Gains on financial assets/liabilities designated as at fair value through profit or loss	77	20	1
(Losses)/gains on disposal or settlement of loans and receivables	(159)	(85)	1

Notes on accounts

8 Financial instruments - classification
	Bank
Assets		Designated				Total
		as at fair value
	Held-for-	through profit	Available-	Loans and	Other
	trading	or loss	for-sale	receivables	assets
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	—	819		819
Loans and advances to banks
- amounts due from holding company and subsidiaries	24	1,075	—	71,128		72,227
- other (1)	—	—	—	1,022		1,022
Loans and advances to customers
- amounts due from subsidiaries	—	—	—	132		132
- other	139	—	—	134,112		134,251
Equity shares	—	—	4	—		4
Investment in group undertakings	—	—	—	—	6,554	6,554
Settlement balances	—		—	47		47
Derivatives
- amounts due from holding company and fellow subsidiaries	1,326					1,326
- other	760					760
Other assets	—	—	—	—	3,250	3,250
31 December 2015	2,249	1,075	4	207,260	9,804	220,392

Cash and balances at central banks	—	—	—	1,054		1,054
Loans and advances to banks
- amounts due from holding company and subsidiaries	377	1,844	—	74,478		76,699
- other (1)	—	—	—	1,805		1,805
Loans and advances to customers
- amounts due from subsidiaries	—	—	—	2,018		2,018
- other	61	—	—	122,218		122,279
Debt securities (2)	—	—	—	782		782
Equity shares	1	—	4	—		5
Investment in group undertakings	—	—	—	—	7,866	7,866
Settlement balances	—		—	42		42
Derivatives
- amounts due from holding company and fellow subsidiaries	2,129					2,129
- other	983					983
Other assets*	—	—	—	—	2,990	2,990
31 December 2014	3,551	1,844	4	202,397	10,856	218,652
*Restated - refer to page 111 for further details

For the notes to this table refer to page 139.

Notes on accounts

8 Financial instruments - classification
	Bank
Liabilities		Designated			Total
		as at fair value
	Held-for-	through profit	Amortised	Other
	trading	or loss	cost	liabilities
	£m	£m	£m	£m	£m
Deposits by banks
- amounts due to holding company and subsidiaries	1,117	—	7,093		8,210
- other (3)	2	—	2,724		2,726
Customer accounts
- amounts due to fellow subsidiaries	—	—	8,718		8,718
- other (4)	20	1,075	175,326		176,421
Settlement balances	—	—	53		53
Derivatives
- amounts due to holding company and subsidiaries	1,993				1,993
- other	302				302
Subordinated liabilities
- amounts due to holding company	—	—	4,413		4,413
- other	—	—	1,328		1,328
Other liabilities	—	—	—	4,946	4,946
31 December 2015	3,434	1,075	199,655	4,946	209,110

Deposits by banks
- amounts due to holding company and subsidiaries	1,347	—	6,078		7,425
- other (3)	2	—	2,121		2,123
Customer accounts
- amounts due to fellow subsidiaries	—	—	13,207		13,207
- other (4)	13	1,844	167,146		169,003
Settlement balances	—	—	67		67
Derivatives
- amounts due to holding company	3,397				3,397
- other	359				359
Subordinated liabilities
- amounts due to holding company	—	—	4,413		4,413
- other	—	—	1,709		1,709
Other liabilities*	—	—	—	5,028	5,028
31 December 2014	5,118	1,844	194,741	5,028	206,731
*Restated - refer to page 111 for further details

The above includes amounts due from/to:
	Bank
	2015			2014
	Holding	Fellow		Holding	Fellow
	company	subsidiaries	Subsidiaries	company	subsidiaries	Subsidiaries
	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	70,568	1,606	53	74,919	841	939
Loans and advances to customers	—	99	33	—	1,937	81
Derivatives	1,314	12	—	2,119	10	—

Liabilities
Deposits by banks	5,833	1,258	1,119	5,504	1,616	305
Derivatives	1,993	—	—	3,394	—	3

Notes:

(1)    Includes items in the course of collection from other banks of £643 million (2014 - £785 million).

(2)    Debt securities balances with Group companies are shown on pages 83 to 84.

(3)    Includes items in the course of transmission to other banks of £228 million (2014 - £251 million).

(4)    The carrying amount of other customer accounts designated as at fair value through the profit or loss is £217 million (2014 - £330 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Measured as the change in fair value from movements in the period in the credit risk premium payable.

The tables below present information on financial assets and liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements, together with financial collateral received or given.

Notes on accounts

	Offsetable instruments			Offsetable potential not recognised by IFRS
				Effect of			Net amount
2015				master netting		Other	after the effect of
		IFRS		agreement and similar	Cash	financial	netting arrangements
	Gross	offset	Balance sheet	agreements	collateral	collateral	and related collateral
	£m	£m	£m	£m	£m	£m	£m
Assets
Derivatives	2,362	—	2,362	(1,486)	(19)	(71)	786
Reverse repurchase agreements	24,668	(13,987)	10,681	(449)	—	(10,107)	125
Settlement balances	1,083	(1,057)	26	(26)	—	—	—
	28,113	(15,044)	13,069	(1,961)	(19)	(10,178)	911

Liabilities
Derivatives	2,799	—	2,799	(1,486)	—	(2)	1,311
Repurchase agreements	24,442	(13,987)	10,455	(449)	—	(10,006)	—
Settlement balances	1,679	(1,057)	622	(26)	—	—	596
	28,920	(15,044)	13,876	(1,961)	—	(10,008)	1,907

2014
Assets
Derivatives	2,820	(5)	2,815	(1,960)	(14)	(27)	814
Reverse repurchase agreements	24,487	(15,872)	8,615	(265)	—	(8,301)	49
Settlement balances	1,801	(1,776)	25	—	—	—	25
	29,108	(17,653)	11,455	(2,225)	(14)	(8,328)	888

Liabilities
Derivatives	3,703	(5)	3,698	(1,960)	—	—	1,738
Repurchase agreements	22,267	(15,872)	6,395	(265)	—	(6,130)	—
Settlement balances	1,776	(1,776)	—	—	—	—	—
	27,746	(17,653)	10,093	(2,225)	—	(6,130)	1,738

Note:

(1)    The effect of master netting agreements on derivatives within the Bank was £1,343 million (2014 - £1,710 million).

Reclassification of financial instruments

In 2008 and 2009, the Group reclassified financial assets from the held-for-trading (HFT) category into the loans and receivables (LAR) category.

The tables below show the carrying value, fair value and the effect on profit or loss of these reclassifications undertaken by the Group. There have been no further reclassifications.

	Group
				Amount that
				would have been
			Amounts recognised	recognised had
	Carrying	Fair	in income statement	reclassification
Loans reclassified from HFT to LAR	value	value	Income	not occurred
	£m	£m	£m	£m
2015	—	—	(10)	(7)
2014	169	166	7	7

Notes on accounts

9 Financial instruments - valuation

Valuation of financial instruments carried at fair value

Control environment

Common valuation policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most part, discussions on these aspects below reflect those in the RBS Group as relevant for businesses in the Group.

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

Independent price verification (IPV)

IPV is a key element of the control environment. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in the light of available pricing evidence.

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

Governance framework

IPV takes place at least each month end date, for exposures in the regulatory trading book and at least quarterly for exposures in the regulatory banking book. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

The Modelled Product Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the RBS Group Pricing Model Risk team. Valuation Committees are made up of valuation specialists and senior business representatives from various functions and oversee pricing, reserving and valuations issues as relevant to businesses within the RBS Group. These committees meet monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by the Valuation Committees and to discuss other relevant matters including prudential valuation.

Valuation hierarchy

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

Notes on accounts

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

•         Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR), Overnight Index Swaps (OIS) rate and other quoted interest rates in the swap, bond and futures markets.

•         Foreign currency exchange rates - there are observable prices both for spot and forward contracts and futures in the world's major currencies.

•         Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.

•         Commodity prices - many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centers.

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

Consensus pricing

The Group uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. CIB contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services are used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

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

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures. CVA is actively managed by a credit and market risk hedging process, and therefore movements in CVA are partially offset by trading revenue on the hedges. CVA reserve at 31 December 2015 was £49 million (2014 - £155 million).

The CVA is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Notes on accounts

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

Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where the Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

Notes on accounts

9 Financial instruments – valuation
Valuation hierarchy
The following tables show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2015				2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances	—	16.8	0.3	17.1	—	13.4	—	13.4
Debt securities	6.7	0.5	—	7.2	9.9	3.1	—	13.0
- of which AFS	1.9	—	—	1.9	2.4	0.3	—	2.7
Equity shares	—	—	0.7	0.7	—	0.1	0.7	0.8
- of which AFS	—	—	0.7	0.7	—	—	0.7	0.7
Derivatives	—	2.6	—	2.6	—	3.9	—	3.9
	6.7	19.9	1.0	27.6	9.9	20.5	0.7	31.1

Proportion	24.3%	72.1%	3.6%	100.0%	31.8%	65.9%	2.3%	100.0%

Liabilities
Deposits	—	16.0	0.2	16.2	—	14.8	—	14.8
Short positions	3.5	0.1	—	3.6	6.3	0.5	—	6.8
Derivatives	—	2.6	0.1	2.7	—	4.4	—	4.4
	3.5	18.7	0.3	22.5	6.3	19.7	—	26.0

Proportion	15.6%	83.1%	1.3%	100.0%	24.2%	75.8%	—	100.0%

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

Level 2 instruments included non-G10 government securities, most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets instruments, unlisted equity shares, certain residual interests in securitisations, CDOs, other mortgage-backed products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

 (2)   Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

(3)    For an analysis of derivatives by type of contract refer to Capital and risk management - Balance sheet analysis - derivatives.

(4)    The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in Level 2 or Level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

Level 3 balances at 31 December 2015 comprised loans and advances of £0.3 billion, equity shares of £0.7 billion, deposits of £0.2 billion and derivative liabilities of £0.1 billion. The deposits are structured retail deposits with corresponding loans to the parent company and had a valuation sensitivity of +£4 million / - £8 million. In addition there were loans of £0.1 billion with sensitivity of +£17 million / -£13 million. Equity shares of £0.7 billion (2014 - £0.7 billion) principally comprised £0.6 billion investment in a fellow subsidiary which has not changed in the two years presented. Sensitivity due to reasonably possible changes to valuations is not applicable to this investment given the valuation approach.

Notes on accounts

9 Financial instruments – valuation continued
Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Group					Bank
	Items where					Items where
	fair value					fair value
	approximates	Carrying	Fair	Fair value hierarchy level		approximates	Carrying	Fair	Fair value hierarchy level
	carrying value	value	value	Level 2	Level 3	carrying value	value	value	Level 2	Level 3
2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	1.7					0.8
Loans and advances to banks	1.5	95.9	96.1	7.9	88.2	0.8	71.5	71.7	5.8	65.9
Loans and advances to customers		165.7	163.3	0.2	163.1		134.2	133.6	—	133.6
Settlement balances	2.1					—

Financial liabilities
Deposits by banks	5.8	11.7	11.8	0.4	11.4	5.9	3.9	4.2	0.1	4.1
Customer accounts	168.8	53.6	53.7	18.5	35.2	146.6	37.5	37.5	18.5	19.0
Debt securities in issue		1.5	1.2	—	1.2		—	—	—	—
Settlement balances	2.5					0.1
Notes in circulation (1)	0.7					—
Subordinated liabilities		7.0	6.9	1.3	5.6		5.7	5.7	1.3	4.4

2014
Financial assets
Cash and balances at central banks	2.7					1.1
Loans and advances to banks	0.9	102.5	102.7	15.4	87.3	0.8	75.5	75.6	11.2	64.4
Loans and advances to customers		163.3	158.7	0.7	158.0		124.2	122.2	0.1	122.1
Debt securities		0.8	0.7	—	0.7		0.8	0.7	—	0.7
Settlement balances	2.0					—

Financial liabilities
Deposits by banks	2.8	16.0	16.2	2.9	13.3	2.4	5.8	5.9	0.9	5.0
Customer accounts	148.0	79.0	78.9	37.1	41.8	119.6	60.8	60.6	36.0	24.6
Debt securities in issue		1.7	1.6	—	1.6		—	—	—	—
Settlement balances	2.1					0.1
Notes in circulation (1)	0.7					—
Subordinated liabilities		7.4	7.5	1.6	5.9		6.1	6.4	1.6	4.8

Note:

(1)    Included in Provisions, accruals and other liabilities.

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

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is a reasonable approximation of fair value.

Notes on accounts

Loans and advances to banks and customers

In estimating the fair value of loans and advances to banks and customers measured at amortised cost, RBS’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)  Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: institutional and corporate lending in CIB.

(b)  Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK PBB, Ulster Bank RoI Commercial Banking (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions, such as Ulster Bank RoI’s portfolio of lifetime tracker mortgages, a bespoke approach is used based on available market data.

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

Notes on accounts

10 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	Group
	2015			2014
	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	1,690	—	1,690	2,709	—	2,709
Loans and advances to banks	89,095	14,183	103,278	93,380	17,532	110,912
Loans and advances to customers	44,353	132,479	176,832	45,108	124,058	169,166
Debt securities	2,233	4,971	7,204	3,882	9,947	13,829
Equity shares	—	717	717	—	779	779
Settlement balances	2,138	—	2,138	2,050	—	2,050
Derivatives	293	2,320	2,613	509	3,389	3,898

Liabilities
Deposits by banks	20,843	3,748	24,591	20,691	5,541	26,232
Customer accounts	220,674	10,987	231,661	219,527	14,800	234,327
Debt securities in issue	1	1,472	1,473	10	1,697	1,707
Settlement balances and short positions	2,928	3,110	6,038	2,723	6,247	8,970
Derivatives	270	2,400	2,670	476	3,982	4,458
Subordinated liabilities	28	6,988	7,016	432	7,004	7,436

	Bank
	2015			2014
	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	819	—	819	1,054	—	1,054
Loans and advances to banks	65,848	7,401	73,249	67,935	10,569	78,504
Loans and advances to customers	26,827	107,556	134,383	29,257	95,040	124,297
Debt securities	—	—	—	782	—	782
Equity shares	—	4	4	—	5	5
Settlement balances	47	—	47	42	—	42
Derivatives	175	1,911	2,086	250	2,862	3,112

Liabilities
Deposits by banks	9,287	1,649	10,936	7,378	2,170	9,548
Customer accounts	175,282	9,857	185,139	169,288	12,922	182,210
Settlement balances and short positions	53	—	53	67	—	67
Derivatives	194	2,101	2,295	321	3,435	3,756
Subordinated liabilities	28	5,713	5,741	429	5,693	6,122

Notes on accounts

10 Financial instruments - maturity analysis continued

On balance sheet liabilities

The following table shows, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2015	£m	£m	£m	£m	£m	£m
Deposits by banks	12,041	1,706	1,387	1,498	909	—
Customer accounts	212,740	3,937	2,375	1,269	2,437	3,286
Debt securities in issue	30	84	198	167	315	357
Subordinated liabilities	52	192	2,750	1,859	1,310	1,357
Settlement balances and other liabilities	3,151	—	—	—	—	—
	228,014	5,919	6,710	4,793	4,972	5,001

Guarantees and commitments notional amount
Guarantees (1)	1,050	—	—	—	—	—
Commitments (2)	49,325	—	—	—	—	—
	50,375	—	—	—	—	—

2014
Deposits by banks	8,956	4,888	2,639	1,223	1,214	—
Customer accounts	210,531	7,091	4,937	2,493	3,671	4,609
Debt securities in issue	49	103	254	216	409	457
Subordinated liabilities	188	511	790	3,767	1,525	1,302
Settlement balances and other liabilities	2,820	—	—	—	—	—
	222,544	12,593	8,620	7,699	6,819	6,368

Guarantees and commitments notional amount
Guarantees (1)	1,677	—	—	—	—	—
Commitments (2)	49,631	—	—	—	—	—
	51,308	—	—	—	—	—

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

Notes on accounts

	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2015	£m	£m	£m	£m	£m	£m
Deposits by banks	8,089	76	94	726	837	—
Customer accounts	176,417	1,757	1,469	1,115	2,437	3,286
Subordinated liabilities	49	185	2,439	1,345	961	1,283
Settlement balances	53	—	—	—	—	—
	184,608	2,018	4,002	3,186	4,235	4,569

Guarantees and commitments notional amount
Guarantees	594	—	—	—	—	—
Commitments	43,411	—	—	—	—	—
	44,005	—	—	—	—	—

2014
Deposits by banks	3,641	2,993	201	694	672	—
Customer accounts	167,001	3,966	3,822	1,759	3,663	4,609
Subordinated liabilities	141	507	462	3,399	967	1,267
Settlement balances	67	—	—	—	—	—
	170,850	7,466	4,485	5,852	5,302	5,876

Guarantees and commitments notional amount
Guarantees	783	—	—	—	—	—
Commitments	41,954	—	—	—	—	—
	42,737	—	—	—	—	—

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

Held-for-trading liabilities amounting to £20.3 billion (2014 - £22.4 billion) for the Group and £3.4 billion (2014 - £5.1 billion) for the Bank have been excluded from the tables.

Notes on accounts

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Group
	Individually	Collectively	Latent		2014
	assessed	assessed		2015
	£m	£m	£m	£m	£m
At 1 January	8,963	4,277	668	13,908	17,972
Transfers to disposal groups	(20)	—	—	(20)	—
Currency translation and other adjustments	(409)	(112)	(21)	(542)	(641)
Transfers from fellow subsidiaries	(2)	12	—	10	—
Amounts written-off	(6,403)	(873)	—	(7,276)	(2,071)
Recoveries of amounts previously written-off	30	52	—	82	52
Release to income statement	(468)	(49)	(214)	(731)	(1,247)
Unwind of discount (recognised in interest income)	(24)	(72)	—	(96)	(157)
At 31 December	1,667	3,235	433	5,335	13,908

	Bank
	Individually	Collectively	Latent		2014
	assessed	assessed		2015
	£m	£m	£m	£m	£m
At 1 January	424	1,853	253	2,530	3,133
Currency translation and other adjustments	(18)	18	—	—	(2)
Amounts written-off	(176)	(637)	—	(813)	(801)
Recoveries of amounts previously written-off	5	29	—	34	26
Charge/(release) to income statement	3	82	(97)	(12)	230
Unwind of discount (recognised in interest income)	(9)	(38)	—	(47)	(56)
At 31 December	229	1,307	156	1,692	2,530

	Group
Impairment (releases)/losses charged to the income statement	2015	2014	2013
	£m	£m	£m
Loans and advances to customers	(731)	(1,247)	5,411
Loans and advances to banks	—	—	(6)
	(731)	(1,247)	5,405
Debt securities	3	(2)	2
Release to the income statement for continuing operations	(728)	(1,249)	5,407

	Group
	2015	2014	2013
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	202	237	332
Overseas	60	78	323
	262	315	655

Notes on accounts

	Group
	2015	2014	2013
	£m	£m	£m
Interest on impaired loans included in net interest income
UK	53	74	101
Overseas	44	83	175
	97	157	276

The following tables analyse impaired financial assets.
	Group
	2015			2014
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to customers (1)	7,630	4,903	2,727	18,880	13,240	5,640

	Group
	Carrying	Carrying
	value	value
	2015	2014
	£m	£m
Available-for-sale securities
Equity shares	5	8

	Bank
	2015			2014
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to customers (2)	2,168	1,536	632	3,399	2,277	1,122

Notes:

(1)    Impairment provisions individually assessed on balances of £2,203 million (2014 - £11,764 million).

(2)    Impairment provisions individually assessed on balances of £540 million (2014 - £1,056 million).

Financial and non-financial assets recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements, were £23 million (2014 - £29 million) for the Group and £23 million (2014 - £26 million) for the Bank.

In general, the Group seeks to dispose of property and other assets not readily convertible into cash, obtained by taking possession of collateral, as rapidly as the market for the individual asset permits.

Notes on accounts

12 Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

The following table shows the notional amount and fair value of the Group’s derivatives.

	Group
	2015			2014
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	14	193	205	14	280	270
Currency swaps	3	96	179	7	123	216
Options purchased	1	31	—	2	72	—
Options written	1	—	30	2	—	72

Interest rate contracts
Interest rate swaps	79	2,088	2,190	106	3,092	3,713
Options purchased	4	100	—	20	171	—
Options written	4	—	66	28	—	175
Futures and forwards	5	—	—	8	—	—

Equity and commodity contracts	1	105	—	2	160	12
		2,613	2,670		3,898	4,458

Amounts above include:
Due from/to holding company		1,712	2,291		2,659	3,971
Due from/to fellow subsidiaries		12	—		13	—

	Bank
	2015			2014
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	11	155	169	10	206	204
Currency swaps	1	36	70	3	49	74
Options purchased	1	31	—	2	68	—
Options written	1	—	30	2	—	68

Interest rate contracts
Interest rate swaps	44	1,756	1,965	53	2,608	3,237
Options purchased	4	96	—	4	169	—
Options written	4	—	61	4	—	173
Futures and forwards	1	—	—	—	—	—

Equity and commodity contracts	—	12	—	—	12	—
		2,086	2,295		3,112	3,756

Amounts above include:
Due from/to holding company		1,314	1,993		2,119	3,394
Due from/to fellow subsidiaries		12	—		10	—
Due from/to subsidiaries		—	—		—	3

Notes on accounts

13 Debt securities
	Group
	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS (1)
2015	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	—	4,391	—	65	822	32	5,310	1
Available-for-sale	—	—	1,523	5	366	—	1,894	—
	—	4,391	1,523	70	1,188	32	7,204	1

Available-for-sale
Gross unrealised gains	—	—	1	—	4	—	5	—

2014
Held-for-trading	—	6,880	—	75	2,938	406	10,299	2,168
Available-for-sale	119	—	2,214	262	143	10	2,748	140
Loans and receivables	—	—	—	—	782	—	782	782
	119	6,880	2,214	337	3,863	416	13,829	3,090

Available-for-sale
Gross unrealised gains	1	—	3	3	1	—	8	1

Note:

(1)    Includes asset-backed securities issued by US federal agencies and government sponsored entities, and covered bonds.

The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		After 10 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
2015	£m	%	£m	%	£m	%	£m	%
Central and local governments
- Other	1,087	1.2	436	2.4	—	—	1,523	1.6
Banks	5	0.7	—	—	—	—	5	0.7
Other financial institutions	244	3.1	122	2.3	—	—	366	2.9
	1,336	1.6	558	2.3	—	—	1,894	1.8

2014
Central and local governments
- UK	99	—	20	1.0	—	—	119	0.2
- Other	1,995	1.3	219	0.9	—	—	2,214	1.3
Banks	—	—	262	1.0	—	—	262	1.0
Other financial institutions	3	1.0	134	1.0	6	0.9	143	1.0
Corporate	—	—	10	1.0	—	—	10	1.0
	2,097	1.3	645	1.0	6	0.9	2,748	1.2

Of which ABS	—	—	134	0.9	6	0.9	140	0.9

Note:

(1)    There are no balances with a maturity of after 5 but within 10 years.

Notes on accounts

14 Equity shares
	Group
	2015			2014
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	1	1	2	1	9	10
Designated as at fair value through profit or loss	—	33	33	—	46	46
Available-for-sale	3	679	682	9	714	723
	4	713	717	10	769	779

Available-for-sale
Gross unrealised gains	1	7	8	4	34	38
Gross unrealised losses	—	(3)	(3)	—	(3)	(3)

	Bank
	2015			2014
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	—	—	—	—	1	1
Available-for-sale	—	4	4	—	4	4
	—	4	4	—	5	5

Gross gains of £9 million (2014 - £65 million) and gross losses of nil (2014 - £56 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £49 million (2014 - £234 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of £634 million (2014 - £634 million). Disposals generated no gains or losses in 2015 or 2014.

15 Investments in Group undertakings
Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2015	2014
	£m	£m
At 1 January	7,866	5,412
Currency translation and other adjustments	5	37
Additional investments in Group undertakings	700	675
Disposals	(16)	—
(Impairment)/write-back of investments	(2,001)	1,742
At 31 December	6,554	7,866

The impairment charge in 2015 principally relates to the Bank’s investment in NatWest Group Holdings Corp., the indirect parent of RBS Securities Inc. The 2014 write back principally relates to the Bank’s investment in Ulster Bank Limited.

The principal subsidiary undertakings of the Bank are shown below. Their capital consists of ordinary and preference shares which are unlisted.

All of the subsidiary undertakings are owned by the Bank, or directly or indirectly through intermediate holding companies. All of these subsidiaries are included in the Group’s consolidated financial statements and have an accounting reference date of 31 December.

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

Full information on all related undertakings is included in Note 41.

Notes on accounts

16 Intangible assets
	Group
	2015				2014
	Goodwill	Other (1)	Total	Goodwill	Other(1)	Total
	£m	£m	£m	£m	£m	£m
Cost
At 1 January	647	1,658	2,305	688	2,841	3,529
Transfers to disposal groups	(186)	(154)	(340)	—	—	—
Transfers (to)/from holding company and fellow subsidiaries	—	(24)	(24)	—	127	127
Currency translation and other adjustments	(15)	(5)	(20)	(41)	(13)	(54)
Additions	—	—	—	—	59	59
Disposals and write-off of fully amortised assets	—	(19)	(19)	—	(1,356)	(1,356)
At 31 December	446	1,456	1,902	647	1,658	2,305

Accumulated amortisation and impairment
At 1 January	473	984	1,457	506	2,226	2,732
Transfer to disposal groups	—	(153)	(153)	—	—	—
Transfers to fellow subsidiaries	—	(41)	(41)	—	—	—
Currency translation and other adjustments	(27)	(9)	(36)	(33)	1	(32)
Disposals and write-off of fully amortised assets	—	(16)	(16)	—	(1,356)	(1,356)
Charge for the year	—	67	67	—	113	113
Write down of other intangible assets	—	107	107	—	—	—
At 31 December	446	939	1,385	473	984	1,457

Net book value at 31 December	—	517	517	174	674	848

Note:

(1)    Principally internally generated software.

Notes on accounts

	Bank
Internally generated software	2015	2014
	£m	£m
Cost
At 1 January	1,262	2,491
Transfers (to)/from holding company	(25)	127
Disposals and write-off of fully amortised assets	—	(1,356)
At 31 December	1,237	1,262

Accumulated amortisation
At 1 January	732	2,002
Transfers to holding company and fellow subsidiaries	(42)	—
Disposals and write-off of fully amortised assets	—	(1,356)
Charge for the year	49	86
At 31 December	739	732

Net book value at 31 December	498	530

The carrying value of the Group’s goodwill of £174 million as at 1 January 2015 related to the investment by Private Banking in Bank Von Ernst. This business was transferred to disposal groups in March 2015.

The analysis of goodwill by operating segment is shown in Note 35.

Consequential impact of 5% adverse movement in forecast pre-tax earnings
Consequential impact of 1%
		Assumptions		Recoverable	adverse movement in
		Terminal	Pre-tax	amount exceeded	Discount	Terminal
	Goodwill	growth rate	discount rate	carrying value	rate	growth rate
Acquisition of Bank Von Ernst by Private Banking	£m	%	%	£m	£m	£m	£m
30 September 2014	173	4.5	11.4	1,772	(490)	(319)	(189)

Notes on accounts

17 Property, plant and equipment
	Group
			Long	Short	Computers
	Investment	Freehold	leasehold	leasehold	and other
	properties	premises	premises	premises	equipment	Total
2015	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	334	1,470	133	664	312	2,913
Transfers from fellow subsidiaries	—	—	—	5	7	12
Transfers to disposal groups	—	—	—	(40)	(20)	(60)
Currency translation and other adjustments	(21)	14	(1)	(3)	6	(5)
Additions	3	89	7	57	143	300
Change in fair value of investment properties	60	—	—	—	—	60
Disposals and write-off of fully depreciated assets	(349)	(239)	(41)	(96)	(44)	(769)
At 31 December	27	1,334	98	587	405	2,451

Accumulated impairment, depreciation and amortisation
At 1 January	—	562	76	433	251	1,322
Transfers from fellow subsidiaries	—	—	—	3	4	7
Transfers to disposal groups	—	—	—	(24)	(16)	(40)
Currency translation and other adjustments	—	7	(1)	(1)	—	5
Disposals and write-off of fully depreciated assets	—	(142)	(38)	(63)	(17)	(260)
Charge for the year	—	10	3	44	35	92
Write down of property, plant and equipment	—	279	—	—	15	294
At 31 December	—	716	40	392	272	1,420

Net book value at 31 December	27	618	58	195	133	1,031

2014
Cost or valuation
At 1 January	397	1,443	138	698	408	3,084
Currency translation and other adjustments	(22)	15	(1)	(6)	1	(13)
Additions	103	33	2	15	27	180
Change in fair value of investment properties	7	—	—	—	—	7
Disposals and write-off of fully depreciated assets	(151)	(21)	(6)	(43)	(124)	(345)
At 31 December	334	1,470	133	664	312	2,913

Accumulated impairment, depreciation and amortisation
At 1 January	—	525	75	424	306	1,330
Currency translation and other adjustments	—	—	(1)	(3)	2	(2)
Disposals and write-off of fully depreciated assets	—	(7)	(2)	(34)	(76)	(119)
Charge for the year	—	44	4	46	19	113
At 31 December	—	562	76	433	251	1,322

Net book value at 31 December	334	908	57	231	61	1,591

Investment property valuations principally employ present value techniques that discount expected cash flows. Expected cash flows reflect rental income, occupancy and residual market values; valuations are sensitive to changes in these factors. The fair value measurement of non-specialised properties in locations where the market for such properties is active and transparent are categorised as level 2 - 54% (2014 - 72%), otherwise investment property fair value measurements are categorised as level 3 - 46% (2014 - 28%).

Valuations were carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body; property with a fair value of nil (2014 - £25 million) was valued by independent valuers.

Rental income from investment properties was £9 million (2014 - £24 million). Direct operating expenses of investment properties were £6 million (2014 - £21 million).

Notes on accounts

17 Property, plant and equipment
	Bank
		Long	Short	Computers
	Freehold	leasehold	leasehold	and other
	premises	premises	premises	equipment	Total
2015	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	912	90	508	16	1,526
Additions	84	5	56	51	196
Disposals and write-off of fully depreciated assets	(118)	(30)	(68)	—	(216)
At 31 December	878	65	496	67	1,506

Accumulated impairment, depreciation and amortisation
At 1 January	397	51	343	—	791
Disposals and write-off of fully depreciated assets	(86)	(28)	(44)	—	(158)
Charge for the year	26	3	32	1	62
At 31 December	337	26	331	1	695

Net book value at 31 December	541	39	165	66	811

2014
Cost or valuation
At 1 January	903	91	533	7	1,534
Currency translation and other adjustments	(3)	—	—	—	(3)
Additions	31	1	12	16	60
Disposals and write-off of fully depreciated assets	(19)	(2)	(37)	(7)	(65)
At 31 December	912	90	508	16	1,526

Accumulated impairment, depreciation and amortisation
At 1 January	376	50	340	7	773
Disposals and write-off of fully depreciated assets	(7)	(1)	(32)	(7)	(47)
Charge for the year	28	2	35	—	65
At 31 December	397	51	343	—	791

Net book value at 31 December	515	39	165	16	735
18 Prepayments, accrued income and other assets		Group		Bank
		2015	2014*	2015	2014
		£m	£m	£m	£m
Prepayments		33	24	20	—
Accrued income		140	227	100	124
Tax recoverable		110	243	—	22
Pension schemes in net surplus (see Note 4)		16	4	—	—
Interests in associates		11	29	7	7
Other assets		987	1,159	268	67
		1,297	1,686	395	220
*Restated - refer to page 111 for further details

Notes on accounts

19 Assets and liabilities of disposal groups

2015
£m
Assets of disposal groups
Cash and balances at central banks	440
Loans and advances to banks	674
Loans and advances to customers	1,638
Debt securities and equity shares	442
Derivatives	25
Property, plant and equipment	15
Other assets	77
3,311

Liabilities of disposal groups
Deposits by banks	32
Customer accounts	2,591
Derivatives	27
Other liabilities	74
2,724

Disposal groups at 31 December 2015 is International Private Banking (fair value less costs to sell reflects the agreed sale to Union Bancaire Privèe fair value hierarchy level 3).

20 Short positions	Group
	2015	2014
	£m	£m
Debt securities
- Government	3,432	6,052
- other issuers	145	775
	3,577	6,827

Note:

(1)    All short positions are classified as held-for-trading.

Notes on accounts

21 Provisions, accruals and other liabilities	Group		Bank
	2015	2014	2015	2014
	£m	£m	£m	£m
Notes in circulation	687	674	—	—
Current tax	103	44	69	—
Accruals	520	788	180	304
Deferred income	100	124	81	93
Deferred tax (see Note 22)	14	2	—	—
Provisions for liabilities and charges (see table below)	5,329	3,156	1,325	1,044
Other liabilities	790	1,527	49	149
	7,543	6,315	1,704	1,590

	Group
			Regulatory and legal actions
Provisions for liabilities and charges	Payment	Interest Rate	Other	Other	Litigation (5)		Total
	Protection	Hedging	customer	regulatory		Property
	Insurance (1)	Products (2)	redress (3)	provisions (4)		and other (6)
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	487	266	464	86	1,725	128	3,156
Transfer	—	—	—	(21)	21	—	—
Currency translation and other movements	—	—	—	2	105	10	117
Charge to income statement	359	85	276	27	2,117	294	3,158
Releases to income statement	(1)	(13)	(23)	(7)	(8)	(7)	(59)
Provisions utilised	(246)	(233)	(238)	(82)	(138)	(106)	(1,043)
At 31 December 2015	599	105	479	5	3,822	319	5,329

		Bank
				Regulatory and legal actions
Provisions for liabilities and charges		Payment	Interest Rate	Other			Total
		Protection	Hedging	customer		Property
		Insurance (1)	Products (2)	redress (3)	Litigation (5)	and other (6)
		£m	£m	£m	£m	£m	£m
At 1 January 2015		468	231	287	—	58	1,044
Currency translation and other movements		—	—	—	—	5	5
Charge to income statement		359	81	260	6	234	940
Releases to income statement		—	—	(21)	—	(5)	(26)
Provisions utilised		(240)	(223)	(126)	—	(49)	(638)
At 31 December 2015		587	89	400	6	243	1,325

For the notes to these tables refer to below and the  following page.

Notes:

(1) To reflect the developments detailed in Note 29, the Group increased its provision for PPI by £359 million in 2015 (2014 - £440 million), bringing the cumulative charge to £2.6 billion, of which £2.0 billion (77%) in redress had been paid by 31 December 2015. Of the £2.6 billion cumulative charge, £2.4 billion relates to redress and £0.2 billion to administrative expenses.

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

Notes on accounts

			Sensitivity
Assumption	Actual to date	Current assumptions	Change in assumption %	Consequential change in provision £m
Single premium book past business review take up rate	55%	56%	+/-5	+/-33
Uphold rate (1)	91%	89%	+/-5	+/-21
Average redress	£1,677	£1,638	+/-5	+/-22

Note:

(1) Uphold rates exclude claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions related to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We continue to monitor the position closely and refresh the underlying assumptions.

Background information in relation to PPI claims is given in Note 29.

(2) The Group has a provision of £105 million for its liability in respect of the sale of Interest Rate hedging Products (IRHP), having an incurred cost of £1.0 billion. The provision includes redress that will be paid to customers, consequential loss (including interest) on customer redress, the cost to the Group of exiting the hedging positions and the cost of undertaking the review.

In 2015, the Group increased its provision by £72 million (2014 - £166 million), principally reflecting a marginal increase in redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress payments.  The outcomes of all cases have now been agreed with the independent skilled person appointed to review all decisions.

The cumulative charge for IRHP is £1.0 billion, of which £0.8 billion relates to redress and £0.2 billion to administrative expenses.

The principal assumptions underlying the Group’s provision are:

•        the proportion of relevant customers with interest rate caps that will ask to be included in the review;

•        the type of consequential loss claims that will be received;

•        movements in market rates that will impact the cost of closing out legacy hedging positions; and

•        the cost of the review.

Uncertainties remain over the number of transactions that will qualify for redress and the nature and cost of that redress, including the cost of consequential loss claims.

Background information in relation to Interest Rate Hedging Products claims is given in Note 29.

(3) The Group has provided for other customer redress, primarily in relation to investment advice in retail and private banking, £45 million (2014 - £156 million) and packaged accounts, £113 million (2014 - £112 million).

(4) The Group is subject to a number of investigations by regulatory and other authorities. Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 29.

(5) Arising out of its normal business operations, the Group is party to legal proceedings in the United Kingdom, the United States and other jurisdictions. An additional charge of £2.1 billion was booked in 2015; as a result of greater levels of certainty on expected outcomes, primarily in respect of mortgage-backed securities and securities-related litigation following third party settlements and regulatory decisions. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 29.

(6)  The majority of property provisions relate to vacant leasehold property and comprise the present value of the shortfall between rentals payable and rentals receivable from sub-letting. Other provisions include restructuring provisions of £72 million principally termination benefits.

Notes on accounts

22 Deferred tax
	Group		Bank
	2015	2014*	2015	2014*
	£m	£m	£m	£m
Deferred tax liability	14	2	—	—
Deferred tax asset	(1,802)	(1,732)	(1,546)	(1,505)
Net deferred tax asset	(1,788)	(1,730)	(1,546)	(1,505)
*Restated - refer to page 111 for further details

Net deferred tax asset comprised:
	Group
					Available-			Tax
		Accelerated			for-sale	Cash		losses
		capital		Deferred	financial	flow	Share	carried
	Pension	allowances	Provisions	gains	assets	hedging	schemes	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2014	(519)	21	(962)	18	23	8	12	(792)	(60)	(2,251)
Charge/(credit) to income statement	82	(27)	951	(5)	4	(3)	(12)	(209)	33	814
(Credit)/charge to other
comprehensive income	(268)	—	—	—	(12)	1	—	—	—	(279)
Currency translation and other
adjustments	1	—	(24)	—	—	—	—	11	(2)	(14)
At 1 January 2015	(704)	(6)	(35)	13	15	6	—	(990)	(29)	(1,730)
Acquisitions/(disposals) of subsidiaries	7	—	—	(3)	(4)	—	—	—	(1)	(1)
Charge/(credit) to income statement	160	—	(26)	8	(4)	(2)	—	108	18	262
Credit to other comprehensive income	(336)	—	—	—	—	—	—	—	—	(336)
Currency translation and other
adjustments	—	—	—	—	—	—	—	13	4	17
At 31 December 2015	(873)	(6)	(61)	18	7	4	—	(869)	(8)	(1,788)

	Bank
							Tax
		Accelerated			Available	Cash	losses
		capital		Deferred	for sale	flow	carried
	Pension	allowances	Provisions	gains	securities	hedging	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2014	(537)	1	(11)	10	1	4	(718)	(35)	(1,285)
Charge/(credit) to income statement	85	(16)	(13)	—	—	(3)	(50)	17	20
(Credit)/charge to other comprehensive income	(241)	—	—	—	—	1	—	—	(240)
At 1 January 2015	(693)	(15)	(24)	10	1	2	(768)	(18)	(1,505)
Charge/(credit) to income statement	146	6	(23)	4	—	(2)	140	18	289
Credit to other comprehensive income	(330)	—	—	—	—	—	—	—	(330)
At 31 December 2015	(877)	(9)	(47)	14	1	—	(628)	—	(1,546)

Notes on accounts

22 Deferred tax continued

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2015	2014
	£m	£m
UK tax losses carried forward
- National Westminster Bank Plc	628	768
- Ulster Bank Limited	31	—
	659	768
Overseas tax losses carried forward
- Ulster Bank Ireland Limited	210	222
	869	990

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. In periods from April 2015, the Finance Act 2015 limits the offset of losses carried forward by UK banks to 50% of profits. The main rate of UK Corporation Tax will reduce from 20% to 19% from 1 April 2017 and to 18% from 1 April 2020. Under the Finance (No 2) Act 2015, tax losses carried forward at 31 December 2015 are given credit in future periods at the main rate of UK corporation tax, excluding the Banking Surcharge rate (8%) introduced by the Act. Deferred tax assets and liabilities at 31 December 2015 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

National Westminster Bank Plc – the deferred tax asset in respect of tax losses at 31 December 2015 relates to residual unrelieved trading losses that arose between 2009 and 2014. 59% of the losses that arose were relieved against taxable profits arising in other UK Group companies.   Based on the strategic plan, the Group expects that the recognised deferred tax asset of £628 million in respect of tax losses amounting to £3,307 million will be recovered by the end of 2020.

Overseas tax losses

Ulster Bank Ireland Limited – a deferred tax asset of £210 million has been recognised in respect of losses of £1,678 million (2014 - £1,776 million; 2013 - £592 million) of total tax losses of £7,083 million (2014 - £8,599 million; 2013 - £11,575 million) carried forward at 31 December 2015. These losses arose principally as a result of significant impairment charges between 2008 and 2013 reflecting challenging economic conditions in the Republic of Ireland. Impairment charges have reduced and Ulster Bank Ireland Limited returned to profitability during 2014 and 2015. Based on RBS Group’s strategic plan, the losses on which a deferred tax asset has been recognised will be utilised against future taxable profits by the end of 2022.

Unrecognised deferred tax

Deferred tax assets of £2,388 million (2014 - £1,763 million; 2013 - £1,517 million) have not been recognised in respect of tax losses and other temporary differences carried forward of £10,580 million (2014 - £9,875 million: 2013 - £11,849 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other temporary differences, £4,830 million will expire after 5 years. The balance of tax losses and other temporary differences carried forward has no expiry date.

Deferred tax liabilities of £244 million (2014 - £175 million; 2013 - £175 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation. No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

Notes on accounts

23 Subordinated liabilities
	Group		Bank
	2015	2014	2015	2014
	£m	£m	£m	£m
Dated loan capital	4,446	4,790	3,326	3,640
Undated loan capital	2,265	2,350	2,110	2,186
Preference shares	305	296	305	296
	7,016	7,436	5,741	6,122

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date and by the next call date.
	Group
		2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		23	—	1,100	2,341	—	1,649	5,113
US dollar		4	—	270	—	—	636	910
Euro		1	294	132	294	—	272	993
		28	294	1,502	2,635	—	2,557	7,016

	Group
	Currently	2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,753	—	2,800	399	—	161	5,113
US dollar	432	478	—	—	—	—	—	910
Euro	—	154	294	132	279	—	134	993
	432	2,385	294	2,932	678	—	295	7,016

	Group
		2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		428	—	1,100	2,343	—	1,649	5,520
US dollar		3	—	256	—	—	605	864
Euro		1	—	311	452	—	288	1,052
		432	—	1,667	2,795	—	2,542	7,436

	Group
	Currently	2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,428	700	2,800	431	—	161	5,520
US dollar	—	608	—	256	—	—	—	864
Euro	—	147	—	311	452	—	142	1,052
	—	2,183	700	3,367	883	—	303	7,436

Notes on accounts

23 Subordinated liabilities
	Bank
		2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		23	—	1,000	2,311	—	1,628	4,962
US dollar		4	—	—	—	—	636	640
Euro		1	—	—	—	—	138	139
		28	—	1,000	2,311	—	2,402	5,741

	Bank
	Currently	2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,723	—	2,700	399	—	140	4,962
US dollar	162	478	—	—	—	—	—	640
Euro	—	139	—	—	—	—	—	139
	162	2,340	—	2,700	399	—	140	5,741

	Bank
		2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		425	—	1,000	2,313	—	1,629	5,367
US dollar		3	—	—	—	—	605	608
Euro		1	—	—	—	—	146	147
		429	—	1,000	2,313	—	2,380	6,122

	Bank
	Currently	2015	2016	2017-2019	2020-2024	Thereafter	Perpetual	Total
2014 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,426	700	2,700	401	—	140	5,367
US dollar	—	608	—	—	—	—	—	608
Euro	—	147	—	—	—	—	—	147
	—	2,181	700	2,700	401	—	140	6,122

Redemptions	Capital	2015	2014
	treatment	£m	£m
National Westminster Bank Plc
£87 million 5.95% undated notes	Tier 2	87	—
£300 million 7.88% notes 2015	Tier 2	300	—

Ulster Bank Ireland Ltd
£60 million floating rate notes 2018	Tier 2	—	60
		387	60

There were no issuances in 2015 or 2014.

Notes on accounts

23 Subordinated liabilities continued
Dated loan capital	Capital	2015	2014
	treatment	£m	£m
National Westminster Bank Plc
£300 million 7.88% notes 2015 (redeemed September 2015)	Tier 2	—	312
£300 million 6.50% notes 2021 (not callable)	Tier 2	317	319
£2,000 million floating rate notes 2023 (callable January 2018) (1)	Tier 2	2,009	2,009
£1,000 million floating rate notes 2019 (callable quarterly) (1)	Tier 2	1,000	1,000
		3,326	3,640

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

(4) Interest on all floating rate subordinated notes is calculated by reference to market rates.

Undated loan capital	Capital	2015	2014
	treatment	£m	£m
National Westminster Bank Plc
US$193 million floating rate notes (callable semi-annually)	Tier 2	130	124
US$229 million floating rate notes (callable semi-annually)	Tier 2	155	147
US$285 million floating rate notes (callable semi-annually)	Tier 2	193	183
€178 million 6.63% notes (callable quarterly)	Tier 2	131	139
€10 million floating rate notes (callable quarterly)	Tier 2	8	8
£87 million 5.95% notes (redeemed January 2015)	Tier 2	—	92
£53 million 7.13% notes (callable every five years from October 2022)	Tier 2	54	54
£35 million 11.50% notes (callable December 2022) (2)	Tier 2	35	35
£700 million floating rate notes (callable every five years from January 2018) (1)	Tier 2	700	700
£700 million floating rate notes (callable quarterly from September 2016) (1)	Tier 2	704	704
		2,110	2,186

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

(6) Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares (1)	Capital	2015	2014
	treatment	£m	£m
National Westminster Bank Plc
£140 million 9.00% Series A non-cumulative preference shares of £1 (not callable)	Tier 1	143	143
US$246 million 7.76% Series C non-cumulative preference shares of US$25
(callable quarterly)	Tier 1	162	154
		305	296

Notes:

(1) Further details of the contractural terms of the preference shares are given in Note 24.

The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

The preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

Notes on accounts

24 Share capital and reserves
	2015	2014	Number of shares - millions
Allotted, called up and fully paid	£m	£m	2015	2014
Ordinary shares of £1	1,678	1,678	1,678	1,678
Non-cumulative preference shares of £1	140	140	140	140
Non-cumulative preference shares of US$25	123	123	10	10

Ordinary shares

The bank did not pay an ordinary dividend in 2015 (2014 - £175 million; 2013 - nil)

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

Under IFRS, the Group’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet (see Note 23).

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

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £459 million (2014 and 2013 - £459 million) included within other reserves.

The Group received capital contributions of £800 million (2014 - £2,177 million; 2013 - £2,070 million) from the holding company for which no additional share capital was issued. As such, these were recorded as capital contributions in retained earnings.

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

Notes on accounts

25 Leases
Minimum amounts receivable under non-cancellable leases:
	Group
	Finance lease contracts
	Gross	Present value	Present
	amounts	adjustments	value
Year in which receipt will occur	£m	£m	£m
2015
Receivable:
Within 1 year	86	(5)	81
After 1 year but within 5 years	106	(9)	97
After 5 years	57	(29)	28
Total	249	(43)	206

2014
Receivable:
Within 1 year	58	(5)	53
After 1 year but within 5 years	90	(9)	81
After 5 years	62	(33)	29
Total	210	(47)	163

	Group
	2015	2014	2013
	£m	£m	£m
Amounts recognised as income and expense
Finance leases - contingent rental income	(3)	(3)	(3)
Operating leases - minimum rentals payable	89	95	101

Acting as a lessor the Group provides asset finance to its customers. It purchases plant, equipment and intellectual property; renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

26 Structured entities

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

Notes on accounts

The table below analyses the asset categories for those own-asset securitisations where the transferred assets continue to be recorded on the Group’s balance sheet.

	Group
	2015				2014
		Debt securities in issue				Debt securities in issue
Asset type		Held by third	Held by the			Held by third	Held by the
	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages
- UK (2)	3,253	—	—	—	5,453	—	—	—
- Irish	7,395	1,472	6,836	8,308	8,593	1,697	7,846	9,543
UK credit cards (2)	—	—	—	—	1,778	—	—	—
Other loans (2,3)	—	—	—	—	1,830	—	—	—
	10,648	1,472	6,836	8,308	17,654	1,697	7,846	9,543

Notes:

(1)    Debt securities retained by the Group may be pledged with central banks.

(2)    These assets have been transferred to SEs that are consolidated by RBS plc.

(3)    Corporate, social housing and student loans.

Covered bond programme

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group. The Group retains all of the risks and rewards of these loans, the partnerships are consolidated by the RBS Group, the loans retained on the RBS Group’s balance sheet and the related covered bonds included within debt securities in issue of the RBS Group. At 31 December 2015, £9,187 million of mortgages have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group (2014 - £10,943 million).

Notes on accounts

26 Structured entities continued

Unconsolidated structured entities

The Group’s interests in unconsolidated structured entities are analysed below.

	Asset backed securitisation vehicles
	Sponsored	Not sponsored	Total
2015	£m	£m	£m
Held-for-trading
Debt securities	—	1	1

2014
Held-for-trading
Debt securities	34	1,953	1,987

Other than held-for-trading
Debt securities	—	6	6
Total exposure	34	1,959	1,993

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

(3)    In 2015 no assets were transferred into sponsored structured entities (2014 - £325 million) which are not consolidated by the Group and for which the Group held no interest at 31 December 2015. The income arising from sponsored entitles where the Group holds no interest at year end was losses of £5 million (2014 - gains of £50 million).

27 Asset transfers

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

	Group
Assets subject to securities repurchase agreements or security lending transactions	2015	2014
	£m	£m
Debt securities	3,740	8,583
Equity shares	8	—

The following table analyses assets that have been transferred but have failed the derecognition rules under IAS 39 and therefore continue to be recognised on the Bank’s balance sheet.

Asset type	2015	2014
	£m	£m
UK mortgages	12,440	16,396
UK credit cards	—	1,778
Other loans (2)	—	1,830
	12,440	20,004

Notes:

(1)    The fair value of the transferred assets for the Group and Bank is £12,449 million (2014 - £19,727 million) where recourse is to these assets only.

(2)    Comprises corporate, social housing and student loans.

Notes on accounts

28 Capital resources

Under Capital Requirements Regulation (CRR), regulators within the European Union monitor capital on a legal entity basis, with local transitional arrangements on the phasing in of end-point CRR. The capital resources based on the relevant transitional basis for the significant legal entities within the Group are set out below.

	2015		2014
	NatWest	UBIL	NatWest	UBIL
	£m	£m	£m	£m
Shareholders’ equity	11,282	5,753	13,312	5,081

Regulatory adjustments and deductions
Defined benefit pension fund adjustment	—	142	—	320
Cash flow hedging reserve	1	—	3	—
Deferred tax assets	(622)	(210)	(742)	—
Prudential valuation adjustments	(1)	—	(1)	—
Goodwill and other intangible assets	(498)	—	(530)	—
Expected losses less impairments	(703)	(22)	(785)	(3)
Instruments of financial sector entities where the institution has a significant investment	(2,413)	—	(2,318)	—
Significant investments in excess of secondary capital	(424)	—	—	—
Other regulatory adjustments	532	27	529	(1,217)
	(4,128)	(63)	(3,844)	(900)

CET1 capital	7,154	5,690	9,468	4,181

Additional Tier 1 capital
Qualifying instruments and related share premium subject to phase out	204	—	234	—

Tier 1 deductions
Instruments of financial sector entities where the institution has a significant investment	(187)	—	(140)	—

Tier 1 capital	7,171	5,690	9,562	4,181

Qualifying Tier 2 capital
Qualifying items and related share premium	5,058	492	5,380	528

Tier 2 deductions
Instruments of financial sector entities where the institution has a significant investment	(92)	—	(102)	—
Other regulatory adjustments	—	(7)	(8)	(5)
	(92)	(7)	(110)	(5)

Tier 2 capital	4,966	485	5,270	523

Total regulatory capital	12,137	6,175	14,832	4,704

Note: (1) Regulatory capital for 2014 has not been impacted by the change in accounting policy for pensions.

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

Notes on accounts

29 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2015. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group		Bank
	2015	2014	2015	2014
	£m	£m	£m	£m
Contingent liabilities and commitments
Guarantees and assets pledged as collateral security	1,050	1,677	594	783
Other contingent liabilities	1,230	1,237	1,008	974
Standby facilities, credit lines and other commitments	49,608	49,790	43,616	42,108
	51,888	52,704	45,218	43,865

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

Standby facilities and credit lines - under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term, may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

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

Notes on accounts

29 Memorandum items continued
Contractual obligations for future expenditure not provided for in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	Group		Bank
	2015	2014	2015	2014
	£m	£m	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	85	86	68	68
- after 1 year but within 5 years	239	263	196	208
- after 5 years	571	593	460	470
	895	942	724	746
Contracts to purchase goods or services (2)	28	39	—	—
	923	981	724	746

Notes:

(1)    Predominantly property leases.

(2)    Of which due within 1 year: £19 million (2014 - £24 million).

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £230 million (2014 - £309 million; 2013 - £341 million) from these activities.

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

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The industry repaid the remaining balance on the non-Bradford and Bingley loans during the period. The Bradford and Bingley loan is interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estate of Bradford & Bingley. In addition, the FSCS levied an interim payment relating to resolution costs for Dunfermline Building Society of £325 million. The total capital element levied on the industry in the 2015/16 scheme year was £353 million (£399 million in the 2014/15 scheme year).

The Group has accrued £32 million for its share of estimated FSCS levies.

Notes on accounts

Litigation, investigations and reviews

NatWest Group and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2015 (see Note 21). The aggregate provisions in the Group for regulatory and legal actions of £2.4 billion recognised during 2015 mainly included provisions in respect of mortgage backed securities litigation (£2.1 billion).

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on the RBS Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision.

There are situations where the RBS Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to the RBS Group it may also have an adverse effect on the Group.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. The RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

Litigation

Shareholder litigation (UK)

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order which is now closed to further claimants. The aggregate value of the shares subscribed for at 200 pence per share by the claimant shareholders is approximately £4 billion although their damages claims are not yet quantified.

The court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence in March 2017. In the event that the court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Notes on accounts

Other securitisation and securities related litigation in the US

RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$42 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS Group companies remain as defendants in more than 20 lawsuits brought by or on behalf of purchasers of MBS, including the purported class action identified below.

In the event of an adverse judgment in any of these cases, the amount of the RBS Group’s liability will depend on numerous factors that are relevant to the calculation of damages, which may include the recognised loss of principal value in the securities at the time of judgment (write-downs); the value of the remaining unpaid principal balance of the securities at the time the case began, at the time of judgment (if the plaintiff still owns the securities at the time of judgment), or at the time when the plaintiff disposed of the securities (if plaintiff sold the securities); and a calculation of pre and post judgment interest that the plaintiff could be awarded, which could be a material amount.

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed MBS-related lawsuits against the RBS Group and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed.

The primary FHFA lawsuit against the RBS Group remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these US$32 billion, approximately US$8.6 billion were outstanding at 31 December 2015 with cumulative write downs to date on the securities of approximately US$1.1 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. This matter continues in the discovery phase.

The other remaining FHFA lawsuit that involves the RBS Group relates to MBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries and is now the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., a member of the Group, finding, as relevant to the Group, that the offering documents for four Nomura-issued MBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the current estimated market value of the four MBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld.

The Court has stayed the judgment pending the result of the appeal that the defendants are taking to the United States Court of Appeals for the Second Circuit, though post-judgment interest on the judgment amount will accrue while the appeal is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

The National Credit Union Administration Board (NCUA) is litigating two MBS cases against RBS Group companies (on behalf of US Central Federal Credit Union and Western Corporate Federal Credit Union). The original principal balance of the MBS at issue in these two NCUA cases is US$3.25 billion. In September 2015, in a third case brought by NCUA (on behalf of Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union), the NCUA accepted RBS’s offer of judgment for US$129.6 million, plus attorney’s fees, to resolve the matter, which concerned US$312 million in MBS. RBS has paid to the plaintiff the agreed US$129.6 million plus attorney’s fees.

Other remaining MBS lawsuits against RBS Group companies include, among others, cases filed by the Federal Home Loan Banks of Boston and Seattle. RBS has settled the MBS lawsuits filed by the Federal Home Loan Bank of San Francisco and the Commonwealth of Virginia on behalf of the Virginia Retirement System for amounts that have now been provided for or paid to the plaintiffs.

Notes on accounts

RBS Group companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. Another MBS class action (Luther v. Countrywide Financial Corp. et al. and related class action cases) was settled in 2013 without any contribution from the RBS Group, but several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these threatened claims will be pursued, but expects that several may.

The RBS Group has £3.8 billion in cumulative provisions relating to the MBS litigation described in this note, including £2.1 billion added in 2015. Additional settlement costs or provisions related to the MBS litigation, as well as the investigations into MBS-related conduct involving the RBS Group set out under ‘Investigations and reviews’ on page 178 (for which no provisions have been made), may be necessary in future periods for amounts that could be substantial in some instances and in aggregate could be substantially in excess of the £3.8 billion in existing provisions.

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

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming RBS Group companies as defendants, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the Court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant. Since then, the Court has issued additional orders broadly addressing other potential grounds for dismissal of various of plaintiffs’ claims, including dismissal for lack of personal jurisdiction, and the Court is now in the process of applying these rulings across the cases in the coordinated proceeding. The Court’s dismissal of plaintiffs’ antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit.

Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR, (ii) Euribor, (iii) Swiss Franc LIBOR, and (iv) Pound sterling LIBOR, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations involving the RBS Group are set out under ‘Investigations and reviews’ on page 178.

ISDAFIX antitrust litigation

Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) pending in the United States District Court for the Southern District of New York) alleging manipulation of USD ISDAFIX rates. RBS plc has reached an agreement to settle this matter, subject to final settlement documentation and court approval. The settlement amount is covered by an existing provision.

Notes on accounts

FX antitrust litigation

RBS Group companies have settled all claims that are or could be asserted on behalf of the classes in a consolidated action alleging an antitrust conspiracy in relation to foreign exchange transactions, which is pending in the United States District Court for the Southern District of New York. Following the Court’s preliminary approval of the settlement on 15 December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. Other class action complaints, including a complaint asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, are pending in the same court and name certain members of the RBS Group as defendants.

In September 2015, certain members of the RBS Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades.

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

Interest rate swaps antitrust litigation

On 25 November 2015, RBS plc and other members of the RBS Group, as well as a number of other interest rate swap dealers, were named as defendants in a class action antitrust complaint filed in the United States District Court for the Southern District of New York. A similar complaint was filed in the United States District Court for the Northern District of Illinois on 18 February 2016. The complaints allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class. The RBS Group companies named as defendants anticipate moving to dismiss the claims asserted in these matters.

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants’ motion to dismiss this matter and, as a result, discovery is ongoing.

Interest rate hedging products litigation

The RBS Group is dealing with a large number of active litigation claims in relation to the sale of interest rate hedging products (IRHPs). In general claimants allege that the relevant interest rate hedging products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who were outside of the scope of that programme, which was closed to new entrants on 31 March 2015. The RBS Group encouraged those customers that were eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Notes on accounts

In addition to claims alleging that IRHPs were mis-sold, the RBS Group has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme. These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. RBS has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. The customer was declined permission to appeal by the Mercantile Court and has formally applied to the Court of Appeal for leave to appeal.

Weiss v. National Westminster Bank Plc

NatWest is defending a lawsuit filed by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the US Anti-terrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks. On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit. The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Investigations and reviews

The Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the EU, the US and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition, anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The Corporate & Institutional Banking (CIB) segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group’s business activities and/or fines.

Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

The RBS Group is co-operating fully with the investigations and reviews described below.

Loan securitisation business investigations

In the US, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general), relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

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

These ongoing matters include, among others, active investigations by the civil and criminal divisions of the DOJ and the office of the attorney general of Connecticut, on behalf of the Connecticut Department of Banking, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures. On 31 August 2015, the Connecticut Department of Banking issued two letters to RBS Securities Inc., indicating that it is has concluded that RBS Securities Inc. may have violated the Connecticut Uniform Securities Act when underwriting MBS, noting RBS plc’s May 2015 FX-related guilty plea, and offering an opportunity for RBS Securities Inc. to demonstrate its compliance with the law and why administrative proceedings seeking fines and other remedies should not be commenced. RBS Securities Inc. submitted responses to these letters in October 2015, and related discussions are ongoing.

Notes on accounts

The investigations also include civil and criminal investigations relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including residential mortgage-backed securities, commercial mortgage-backed securities, CDOs, and CLOs. In March and December 2015, two former RBS Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc.

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

At this stage, as there remains considerable uncertainty around the outcome of MBS-related regulatory and governmental investigations it is not practicable reliably to estimate the aggregate potential impact on the RBS Group which is expected to be material.

US mortgages - loan repurchase matters

The RBS Group’s CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (MBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing MBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties.

In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2015, CIB received approximately US$753 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

At this stage, as there remains considerable uncertainty around the outcome of loan repurchase related claims it is not practicable reliably to estimate the aggregate potential impact, if any, on the RBS Group which may be material.

LIBOR and other trading rates

In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

In April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and in January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, the RBS Group paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

In July 2014, RBS plc and RBS N.V. entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS plc and RBS N.V. made various undertakings and agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

Notes on accounts

In October 2014, the EC announced its findings that (1) the RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss Franc LIBOR benchmark interest rate between March 2008 and July 2009; and (2) the RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss Franc interest rate derivatives in the European Economic Area (EEA). The RBS Group received full immunity from fines.

The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

The RBS Group is providing information and documents to the CFTC as part of its investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. The RBS Group understands that the CFTC investigation is at an advanced stage. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading.

At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable to estimate the aggregate impact reliably, if any, on the RBS Group which may be material.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG’s FX businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and has agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations. The DOJ fine is fully covered by existing provisions.

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market.

The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

The RBS Group is responding to investigations and inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office in the UK (SFO) announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. On 15 March 2016, the SFO announced that it was closing its investigation, having concluded that, based on the information and material obtained, there was insufficient evidence for a realistic prospect of conviction.

Notes on accounts

Interest rate hedging products (IRHP) redress programme

In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules.

In January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), who is reviewing and approving all outcomes, and the FCA is overseeing this. The RBS Group has reached agreement with KPMG in relation to redress determinations for all in scope customers. The review and redress exercise was closed to new entrants on 31 March 2015. RBS and KPMG are now focussing on securing the few remaining acceptances of redress offers and assessing consequential loss claims. In October 2015, RBS agreed with the FCA that its review was nearing completion, and on 31 October 2015 all customers who had received final redress offers but had not yet responded were informed that the final date for acceptance of those offers was 31 January 2016.

Customers who have not yet received a final redress determination will be given three months to accept any redress offer before that offer lapses. As at the end of February 2016, 95% of all review files had been closed.

The Central Bank of Ireland also requested Ulster Bank Ireland Limited (UBIL), along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of IRHP to retail designated small and medium sized businesses in the Republic of Ireland. The RBS Group also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The reviews undertaken in respect of both RBS International customers and UBIL customers are complete.

The Group provisions in relation to the above redress exercises total £1.0 billion to date for these matters, of which £0.9 billion had been utilised at 31 December 2015.

Judicial Review of Skilled Person’s role in IRHP review

RBS plc and NatWest have been named as interested parties in a number of claims for judicial review of KPMG’s decisions as Skilled Person in the RBS Group’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard on 25 January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has sought permission to appeal the decision.

If permission to appeal is granted and the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, the claims against RBS plc and NatWest  may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on the Group which may be material.

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

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid/offered to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to present.

Notes on accounts

The RBS Group will be writing to the relevant customers during 2016. In addition, the RBS Group agreed with the FCA that it would carry out a remediation exercise for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid / offered to certain customers who took out the structured product.

The Group provisions in relation to investment advice total £140 million to date for these matters, of which £56 million had been utilised at 31 December 2015.

Card Protection Plan Limited

In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed. All compensation payments have now been made and all claims, whether through the courts or the Financial Ombudsman Service, are now barred. The compensation payments were covered by existing provisions.

Packaged accounts

As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The Group has made provisions totalling £230 million to date for this matter.

FCA review of the RBS Group’s treatment of SMEs

In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of the RBS Group’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, a Skilled Person was appointed. The Skilled Person’s review is focused on the RBS Group’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group’s Global Restructuring Group or within similar units within the RBS Group’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Separately, in November 2013 the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while they made certain recommendations to enhance customer experience and transparency of pricing, they concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

RBS is co-operating fully with the FCA in its review.

The Skilled Person review focuses on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and is broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person is expected to deliver the initial findings from its review to the RBS Group and the FCA during the first half of 2016 but no final timescale has been determined.

The RBS Group will have an opportunity to respond to any such review findings before the Skilled Person delivers its final report. In the event that the Skilled Person’s review concludes that there were material failings in the RBS Group’s treatment of SME customers those conclusions could, depending on their nature, scale and type, result in the commencement of regulatory enforcement action by the FCA, the imposition of redress requirements and the commencement of litigation claims against the RBS Group, as well as potentially wider investigations and litigation related to the RBS Group’s treatment of customers in financial difficulty. At this stage, as there remains considerable uncertainty around the final conclusions of the Skilled Person’s review and any collateral consequences thereof, it is not practicable reliably to estimate the potential impact on the RBS Group.

Notes on accounts

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

In addition, on 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 6 May 2015, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it had closed these investigations on the grounds of administrative priorities.

There remains uncertainty around the outcomes of the ongoing EC investigation, and regulation, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance(PPI)

Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of PPI. The RBS Group is also monitoring developments following the UK Supreme Court’s decision in the case of Plevin v Paragon Personal Finance Ltd in November 2014. That decision was that the sale of a single premium PPI policy could create an ‘unfair relationship’ under s.140A of the Consumer Credit Act 1974 (the ‘Consumer Credit Act’) because the premium contained a particularly high level of undisclosed commission.

The Financial Ombudsman Service (FOS) has confirmed on its website that unfair relationship provisions in the Consumer Credit Act and the Plevin  judgment are ’potentially relevant considerations’ in some of the PPI complaints referred to FOS. On 27 May 2015, the FCA announced that it was considering whether additional rules and/or guidance are required to deal with the impact of the Plevin  decision on complaints about PPI generally.

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contains proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. The RBS Group submitted its response to the Consultation Paper on 26 February 2016.

The proposals in the Consultation Paper include an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline. If the proposals are agreed and implemented, the RBS Group expects higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin  judgment.

Complaints made after the proposed 2018 deadline would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases in 2018.

PPI complaint volumes during Q4 2015 were in line with previous trends. Actual payments made to settle PPI claims during Q4 covered the four month period from 1 September until 31 December 2015. This is in contrast to payments made during Q3, which covered the period from 1 June until 31 August 2015. This change was due to enhanced operating processes introduced in Q4 2015.

The Group has made provisions totalling £2.6 billion to date for PPI claims, including £0.4 billion for 2015, of which £2.0 billion had been utilised by 31 December.

Notes on accounts

UK retail banking

In March 2014, the CMA announced that it would be undertaking an update of the OFT’s 2013 personal current account (PCA) market study, in parallel with its market study into small and medium-sized enterprise (SME) banking which was announced in June 2013. In July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) into retail banking which would cover PCA and SME banking. On 6 November 2014, the CMA made its final decision to proceed with a MIR. On 22 October 2015 the CMA published a summary of its provisional findings and notice of possible remedies.

The CMA has provisionally concluded there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough.

The notice of possible remedies sets out measures to address these concerns, including measures to make it easier for customers to compare products, and requiring banks to help raise public awareness of, and confidence in, switching bank accounts. On 7 March 2016, the CMA announced that it is extending the MIR by 3 months with a revised statutory deadline of 12 August 2016. The CMA also published a supplemental notice of possible remedies which sets out four additional remedies focussed on PCA overdrafts, in addition to the remedies set out in the October 2015 notice of possible remedies. The provisional decision on remedies will now be published in May 2016

Alongside the MIR, the CMA is also reviewing the undertakings given by certain banks following the Competition Commission’s 2002 investigation into SME banking as well as the 2008 Northern Ireland PCA Banking Market Investigation Order 2008.

At this stage as there remains uncertainty around the final outcome of these reviews it is not practicable reliably to estimate the potential impact on RBS, which may be material.

FCA Wholesale Sector Competition Review

On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focused primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015 which announced that the FCA is to undertake a market study into investment and corporate banking and potentially into asset management. The terms of reference for the investment and corporate banking market study were published on 22 May 2015. The FCA is intending to publish an interim report in April 2016.

On 18 November 2015, the FCA also announced that a market study would be undertaken into asset management. The FCA intends to publish an interim report in Summer 2016 with the final report expected in early 2017.

At this stage, as there remains considerable uncertainty around the outcome of these reviews it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

Credit default swaps (CDS) investigation

In April 2011 the EC opened an antitrust investigation into the CDS information market to which the RBS Group was a party. In general terms, the EC raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. On 4 December 2015 the EC decided to close the case against the RBS Group and the other bank parties to the investigation. Markit and ISDA remain party to the investigation.

Governance and risk management consent order

In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. branches (the US Branches).

Notes on accounts

In the Governance Order, the RBS Group agreed to create the following written plans or programmes.

•

a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group’s US operations on an enterprise-wide and business line basis;

•	an enterprise-wide risk management programme for the RBS Group’s US operations;
•	a plan to oversee compliance by the RBS Group’s US operations with all applicable US laws, rules, regulations, and supervisory guidance;
•	a Bank Secrecy Act/anti-money laundering compliance programme for the US Branches on a consolidated basis;
•	a plan to improve the US Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;
•

a customer due diligence programme designed to ensure reasonably the identification and timely, accurate, and complete reporting by the US Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

•	a plan designed to enhance the US Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's US operations. The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the US may be subject to significant limitations and/or conditions.

US dollar processing consent order

In December 2013 RBSG  and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBSG  and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group’s global business lines outside the US, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

Under the US Dollar Processing Order (as part of the OFAC compliance programme) the RBS Group was required to appoint an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. The RBS Group appointed the independent consultant and their report was submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Notes on accounts

Pursuant to the US Dollar Processing Order, the authorities have requested a second annual review to be conducted by an independent consultant during the course of 2016 and the RBS Group is currently in discussions to agree the scope and timing of such review. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner, and RBS continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme

In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the RBS Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offenses. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

German prosecutor investigation into Coutts & Co Ltd

A prosecuting authority in Germany undertook an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients. Coutts & Co Ltd cooperated with the relevant authorities and on 4 December 2015 paid EUR 23.8 million to settle the investigation against it. The settlement amount was covered by an existing provision.

Review of suitability of advice provided by Coutts & Co

In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review is well advanced, with the focus on Coutts & Co contacting remaining clients and offering redress in appropriate cases. The RBS Group has made appropriate provision based on its estimate of exposure arising from this review.

Enterprise Finance Guarantee Scheme

The Enterprise Finance Guarantee (EFG) scheme is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. From 2009 until the end of 2015, the RBS Group provided over £980 million of lending under the EFG scheme. The RBS Group has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme. There are also concerns around the eligibility of some customers to participate in the EFG scheme and around potential over or under-payment of quarterly premiums paid by customers. In January 2015, the RBS Group announced a review of all EFG loans where there is a possibility that the customer may have been disadvantaged. The review has been completed and the RBS Group is in the final stages of advising customers of their review outcome, which in some cases involves payment of redress. The RBS Group has made appropriate provision based on its estimate of exposure arising from this review.

Notes on accounts

30 Net cash flow from operating activities	Group			Bank
	2015	2014*	2013*	2015	2014*	2013
	£m	£m	£m	£m	£m	£m
Operating (loss)/profit before tax	(914)	2,577	(6,805)	(1,105)	2,541	(1,538)
Decrease/(increase) in prepayments and accrued income	123	(253)	(22)	17	(24)	(19)
Interest on subordinated liabilities	250	269	267	243	251	250
(Decrease)/increase in accruals and deferred income	(294)	(36)	(182)	(139)	37	(76)
(Recoveries)/impairment losses	(728)	(1,249)	5,407	(12)	228	586
Loans and advances written-off net of recoveries	(7,194)	(2,019)	(1,652)	(779)	(775)	(937)
Unwind of discount on impairment losses	(96)	(157)	(276)	(47)	(56)	(70)
(Profit)/loss on sale of property, plant and equipment	(3)	(60)	(12)	8	(28)	(4)
Loss/(profit) on sale of subsidiaries and associates	84	(9)	(3)	15	(11)	1
(Profit)/loss on sale of securities	(9)	(9)	1	—	(6)	(1)
Charge for defined benefit pension schemes	288	242	261	181	200	211
Pension scheme curtailment and settlement gains	(57)	—	—	—	—	—
Cash contribution to defined benefit pension schemes	(807)	(804)	(504)	(724)	(712)	(411)
Other provisions charged net of releases	3,099	1,012	3,448	914	857	1,092
Other provisions utilised	(1,043)	(1,595)	(935)	(638)	(1,192)	(685)
Depreciation and amortisation	453	226	214	111	151	128
Write down of goodwill and other intangible assets	107	—	2	—	—	—
Gain on redemption of own debt	—	—	(239)	—	—	—
Write down of investment in subsidiaries	—	—	—	2,001	(1,742)	931
Elimination of foreign exchange differences	(404)	(499)	262	77	90	2
Other non-cash items	431	(26)	52	352	220	(124)
Net cash (outflow)/inflow from trading activities	(6,714)	(2,390)	(716)	475	29	(664)
Decrease/(increase) in loans and advances to banks and customers	10,879	21,253	9,612	(3,749)	2,170	(615)
Decrease in securities	4,488	10,978	11,961	1	1,252	14
(Increase)/decrease in other assets	(134)	(108)	(11)	(214)	(2)	79
Decrease/(increase) in derivative assets	1,260	(381)	1,269	1,026	(470)	1,270
Changes in operating assets	16,493	31,742	22,831	(2,936)	2,950	748
(Decrease)/increase in deposits by banks and customers	(4,307)	(43,227)	(18,385)	4,317	(8,489)	8,556
Decrease in debt securities in issue	(234)	(404)	(1,616)	—	—	—
Increase/(decrease) in other liabilities	1,628	(84)	(1,101)	(449)	(1,003)	(1,083)
(Decrease)/increase in derivative liabilities	(1,788)	380	(1,477)	(1,461)	772	(1,425)
(Decrease)/increase in settlement balances and short positions	(3,020)	(2,120)	(3,193)	(19)	33	37
Changes in operating liabilities	(7,721)	(45,455)	(25,772)	2,388	(8,687)	6,085
Income taxes received/(paid)	169	25	(153)	62	(128)	91
Net cash inflow/(outflow) from operating activities	2,227	(16,078)	(3,810)	(11)	(5,836)	6,260
*Restated - refer to page 111 for further details

Notes on accounts

31 Analysis of the net investment in business interests and intangible assets
	Group			Bank
	2015	2014	2013	2015	2014	2013
Acquisitions and disposals	£m	£m	£m	£m	£m	£m
Additional investments in Group undertakings	—	—	—	(700)	—	(1,280)

Other assets sold	(2,632)	8	163	—	—	—
Repayments of investments	—	—	—	—	6	19
Non-cash consideration	—	—	3	—	—	—
(Loss)/profit on disposal	(84)	9	3	(15)	11	(1)
Net (outflow)/inflow of cash in respect of disposals	(2,716)	17	169	(15)	17	18

Dividends received from associates	—	5	12	—	—	—
Net cash expenditure on intangible assets	—	(30)	(19)	—	—	—
Net (outflow)/inflow	(2,716)	(8)	162	(715)	17	(1,262)

32 Interest received and paid
	Group			Bank
	2015	2014	2013	2015	2014	2013
	£m	£m	£m	£m	£m	£m
Interest received	6,313	6,526	7,584	5,084	5,093	5,764
Interest paid	(1,520)	(2,114)	(3,670)	(1,225)	(1,715)	(2,974)
	4,793	4,412	3,914	3,859	3,378	2,790

33 Analysis of changes in financing during the year

	Group						Bank
	Share capital			Subordinated			Share capital			Subordinated
	and share premium			liabilities			and share premium			liabilities
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,903	3,903	3,903	7,436	7,528	7,627	3,903	3,903	3,903	6,122	6,106	6,123
Repayment of
subordinated liabilities				(387)	(60)	(93)				(387)	—	—
Net cash outflow
from financing	—	—	—	(387)	(60)	(93)	—	—	—	(387)	—	—
Currency translation and
other adjustments	—	—	—	(33)	(32)	(6)	—	—	—	6	16	(17)
At 31 December	3,903	3,903	3,903	7,016	7,436	7,528	3,903	3,903	3,903	5,741	6,122	6,106

34 Analysis of cash and cash equivalents
	Group			Bank
	2015	2014	2013	2015	2014	2013
	£m	£m	£m	£m	£m	£m
At 1 January
- cash	10,937	20,276	18,234	3,857	4,653	2,959
- cash equivalents	74,814	81,606	85,648	62,321	65,923	60,841
	85,751	101,882	103,882	66,178	70,576	63,800
Net cash inflow/(outflow)	792	(16,131)	(2,000)	9	(4,398)	6,776
At 31 December	86,543	85,751	101,882	66,187	66,178	70,576

Comprising:
Cash and balances at central banks	1,690	2,709	2,493	819	1,054	734
Treasury bills and debt securities	—	527	—	—	—	—
Loans and advances to banks	84,853	82,515	99,389	65,368	65,124	69,842
Cash and cash equivalents	86,543	85,751	101,882	66,187	66,178	70,576

Note:

(1)    Includes cash collateral posted with bank counterparties in respect of derivative liabilities of nil (2014 - £5 million; 2013 - nil)

The Bank and certain subsidiary undertakings are required to maintain balances with Central banks which, at 31 December 2015, amounted to £203 million (2014 - £198 million; 2013 - £198 million).

Notes on accounts

35 Segmental analysis

(a) Reportable segments

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered between each other; funding charges between segments are determined by RBS Treasury, having regard to commercial demands. The segment performance measure is operating profit/(loss).

Organisational structure

The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this and reflect the progress made on the initiatives above the previously reported operating segments have been realigned as follows:

Personal & Business Banking (PBB) comprises two reportable segments, UK Personal & Business Banking (UK PBB) and Ulster Bank RoI. UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland. Ulster Bank RoI serves individuals and businesses in the Republic of Ireland (RoI).

Commercial & Private Banking (CPB) comprises two reportable segments, Commercial Banking and Private Banking. Commercial Banking serves commercial and mid-corporate customers in the UK. Private Banking serves high net worth individuals in the UK.

Corporate & Institutional Banking (CIB) serves UK and Western European corporate customers, and global financial institutions, supported by trading and distribution platforms in the UK, US and Singapore.

Capital Resolution consists of established businesses: CIB Capital Resolution and RBS Capital Resolution (RCR).

CIB Capital Resolution was created from non-strategic portfolios from CIB, to enable the build of a strong go-forward CIB business, consisting of three regional businesses (Americas, EMEA and APAC), Shipping, Markets assets, Other legacy assets including Global Transaction Services. There is a three stage process in place to guide the business down; starting with taking capital out, then running down the cost base and finally managing tail risk in the longer-term.

RCR was created on 1 January 2014 to de-risk the balance sheet. The original RBS Group perimeter was £47 billion of funded assets consisting of four asset groups: Ulster Bank (Ulster RCR), Real Estate Finance (ex. Ireland), Corporate and Markets. The remaining RBS Group funded assets of £4.6 billion are included in Capital Resolution.

Central items & other comprises corporate functions, such as Treasury, Finance, Risk Management, Compliance, Legal, Communications and Human Resources. Central functions manages the Group capital resources and Group-wide regulatory projects and provides services to the reportable segments. Balances relating to the international private banking business are also included.

Non-Core Division, established in 2009 as a principal vehicle for risk reduction, was dissolved on 31 December 2013.

Notes on accounts

Reporting changes

In line with the Group’s strategy to be a simpler bank, the following reporting changes have been implemented in relation to the presentation of the Group results:

The following items previously reported separately after operating profit are now being reported within operating profit.

•         Gain/(loss) on redemption of own debt;

•         Write-down of goodwill;

Comparatives have been restated accordingly for the changes outlined above.

35 Segmental analysis
2015	Group
	Net	Non-			Depreciation	Impairment
	interest	interest	Total	Operating	and	(losses)/	Operating
	income	income	income	expenses	amortisation	releases	profit/(loss)
	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	3,366	733	4,099	(2,900)	—	(20)	1,179
Ulster Bank RoI	365	182	547	(381)	—	141	307
Personal & Business Banking	3,731	915	4,646	(3,281)	—	121	1,486
Commercial Banking	1,125	402	1,527	(692)	—	(3)	832
Private Banking	385	192	577	(506)	—	(12)	59
Commercial & Private Banking	1,510	594	2,104	(1,198)	—	(15)	891
Corporate & Institutional Banking	(25)	33	8	(168)	—	—	(160)
Capital Resolution	6	(223)	(217)	(2,393)	—	622	(1,988)
Central items & other	(326)	321	(5)	(685)	(453)	—	(1,143)
Total	4,896	1,640	6,536	(7,725)	(453)	728	(914)
2014*
UK Personal & Business Banking	3,254	908	4,162	(3,070)	—	(164)	928
Ulster Bank RoI	467	127	594	(366)	—	306	534
Personal & Business Banking	3,721	1,035	4,756	(3,436)	—	142	1,462
Commercial Banking	1,073	454	1,527	(560)	—	(43)	924
Private Banking	423	221	644	(412)	—	5	237
Commercial & Private Banking	1,496	675	2,171	(972)	—	(38)	1,161
Corporate & Institutional Banking	3	53	56	(266)	—	—	(210)
Capital Resolution	(19)	547	528	(435)	(3)	1,145	1,235
Central items & other	(624)	390	(234)	(614)	(223)	—	(1,071)
Total	4,577	2,700	7,277	(5,723)	(226)	1,249	2,577

*Re-presented to reflect the segmental reorganisation.

	Group
	Net	Non-			Depreciation	Impairment
	interest	interest	Total	Operating	and	(losses)/	Operating
	income	income	income	expenses	amortisation	releases	profit/(loss)
2013*	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	2,993	888	3,881	(3,074)	—	(587)	220
Ulster Bank RoI	478	428	906	(374)	—	(1,525)	(993)
Personal & Business Banking	3,471	1,316	4,787	(3,448)	—	(2,112)	(773)
Commercial Banking	984	518	1,502	(1,080)	—	(143)	279
Private Banking	389	226	615	(589)	—	(6)	20
Commercial & Private Banking	1,373	744	2,117	(1,669)	—	(149)	299
Corporate & Institutional Banking	1	200	201	(147)	—	—	54
Capital Resolution	22	398	420	(2,400)	(2)	8	(1,974)
Central items & other	(951)	724	(227)	(809)	(212)	(19)	(1,267)
Non-Core	105	(39)	66	(75)	—	(3,135)	(3,144)
Total	4,021	3,343	7,364	(8,548)	(214)	(5,407)	(6,805)

Notes on accounts

	2015			2014			2013
Total revenue		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	4,949	(15)	4,934	4,947	(26)	4,921	4,867	(46)	4,821
Ulster Bank RoI	636	15	651	680	33	713	1,149	(34)	1,115
Personal & Business Banking	5,585	—	5,585	5,627	7	5,634	6,016	(80)	5,936
Commercial Banking	1,393	12	1,405	1,467	13	1,480	1,534	2	1,536
Private Banking	676	42	718	768	48	816	846	50	896
Commercial & Private Banking	2,069	54	2,123	2,235	61	2,296	2,380	52	2,432
Corporate & Institutional Banking	61	—	61	54	2	56	200	—	200
Capital Resolution	19	72	91	1,081	129	1,210	809	217	1,026
Central items & other	703	(126)	577	700	(199)	501	1,624	(189)	1,435
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	287	—	287
Total	8,437	—	8,437	9,697	—	9,697	11,316	—	11,316

*Re-presented to reflect the segmental reorganisation.
35 Segmental analysis
	2015			2014*			2013*
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	4,063	36	4,099	4,086	76	4,162	3,769	112	3,881
Ulster Bank RoI	547	—	547	559	35	594	928	(22)	906
Personal & Business Banking	4,610	36	4,646	4,645	111	4,756	4,697	90	4,787
Commercial Banking	1,613	(86)	1,527	1,611	(84)	1,527	1,590	(88)	1,502
Private Banking	582	(5)	577	656	(12)	644	623	(8)	615
Commercial & Private Banking	2,195	(91)	2,104	2,267	(96)	2,171	2,213	(96)	2,117
Corporate & Institutional Banking	8	—	8	54	2	56	200	1	201
Capital Resolution	(155)	(62)	(217)	656	(128)	528	425	(5)	420
Central items & other	(122)	117	(5)	(345)	111	(234)	(324)	97	(227)
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	153	(87)	66
Total	6,536	—	6,536	7,277	—	7,277	7,364	—	7,364

Notes on accounts

	2015			2014*			2013*
			Cost to acquire			Cost to acquire			Cost to acquire
			fixed assets			fixed assets			fixed assets
			and intangible			and intangible			and intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	108,008	126,362	—	97,925	123,357	—	91,480	119,063	6
Ulster Bank	22,359	16,227	—	23,959	19,840	—	27,192	22,640	5
Personal & Business Banking	130,367	142,589	—	121,884	143,197	—	118,672	141,703	11
Commercial Banking	40,472	65,075	—	39,557	61,745	—	39,624	63,764	—
Private Banking	25,304	24,309	—	26,903	22,913	5	27,655	23,681	18
Commercial & Private Banking	65,776	89,384	—	66,460	84,658	5	67,279	87,445	18
Corporate & Institutional Banking	26,238	22,862	10	20,048	14,822	2	30,066	32,997	—
Capital Resolution	4,012	7,545	—	80,405	19,805	107	101,454	31,676	20
Central items & other	76,037	24,883	262	20,403	30,950	128	30,169	43,034	78
Non-Core	n/a	n/a	n/a	n/a	n/a	n/a	5,764	2,483	9
Total	302,430	287,263	272	309,200	293,432	242	353,404	339,338	136

Segmental analysis of goodwill is as follows:
Private
Banking
£m
At 1 January 2014	182
Currency translation and other adjustments	(8)
At 1 January 2015	174
Currency translation and other adjustments	12
Transfer to disposal groups	(186)
At 31 December 2015	—

*Restated - refer to page 111 for further details. Re-presented to reflect the segmental reorganisation.

Notes on accounts

35 Segmental analysis
(b) Geographical segments
The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	Group
2015	UK	USA	Europe	RoW	Total
	£m	£m	£m	£m	£m
Total revenue	7,654	241	473	69	8,437

Net interest income	4,443	(7)	438	22	4,896
Net fees and commissions	1,343	104	141	28	1,616
Income from trading activities	(58)	22	46	4	14
Other operating income	218	78	(284)	(2)	10
Total income	5,946	197	341	52	6,536

Operating profit/(loss) before tax	1,097	(2,422)	429	(18)	(914)
Total assets	252,036	25,319	22,702	2,373	302,430
Total liabilities	243,638	23,922	17,359	2,344	287,263
Net assets attributable to equity shareholders and non-controlling interests	8,398	1,397	5,343	29	15,167
Contingent liabilities and commitments	49,258	1	2,610	19	51,888
Cost to acquire property, plant and equipment and intangible assets	173	69	7	23	272

2014*
Total revenue	7,935	632	1,052	78	9,697

Net interest income	4,099	(7)	463	22	4,577
Net fees and commissions	1,538	196	172	35	1,941
Income from trading activities	(428)	320	179	6	77
Other operating income	549	60	73	—	682
Total income	5,758	569	887	63	7,277

Operating profit before tax	850	98	1,620	9	2,577
Total assets	248,805	27,033	30,645	2,717	309,200
Total liabilities	241,881	23,522	25,353	2,676	293,432
Net assets attributable to equity owners and non-controlling interests	6,924	3,511	5,292	41	15,768
Contingent liabilities and commitments	47,622	493	4,558	31	52,704
Cost to acquire property, plant and equipment and intangible assets	66	55	119	2	242

2013*
Total revenue	8,297	902	2,024	93	11,316

Net interest income	3,430	(10)	577	24	4,021
Net fees and commissions	1,628	266	177	39	2,110
Income from trading activities	183	438	98	7	726
Other operating income	(305)	116	696	—	507
Total income	4,936	810	1,548	70	7,364

Operating (loss)/profit before tax	(1,695)	(1,710)	(3,394)	(6)	(6,805)
Total assets	256,099	59,263	35,158	2,884	353,404
Total liabilities	252,160	55,262	29,044	2,872	339,338
Net assets attributable to equity owners and non-controlling interests	3,939	4,001	6,114	12	14,066
Contingent liabilities and commitments	50,062	57	3,280	45	53,444
Cost to acquire property, plant and equipment and intangible assets	74	20	38	4	136

*Restated - refer to page 111 for further details.

Notes on accounts

36 Directors’ and key management remuneration

The directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the 2015 Form 20-F for the RBS Group.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2015	2014
	£000	£000
Short-term benefits	19,395	20,917
Post-employment benefits	435	1,964
Termination benefits	—	3,481
Share-based payments	3,472	4,889
	23,302	31,251

Key management comprises members of the RBS Group Executive Committee.

37 Transactions with directors and key management

(a) At 31 December 2015, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £8,947 in respect of loans to four persons who were directors of the Bank at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group Executive Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2015	2014
	£000	£000
Loans and advances to customers	2,618	3,095
Customer accounts	11,049	17,924

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

38 Related parties

UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each and the Dividend Access Share Retirement Agreement was agreed between RBS and HM Treasury.

The Group enters into transactions with many of these bodies on an arm’s length basis. Transactions include the payment of: taxes principally UK corporation tax (page 134) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

The Group may participates in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.18% of their average eligible liabilities in excess of £600 million. They also have Bank of England reserve accounts: sterling current accounts that earn interest at the Bank of England Rate.

Notes on accounts

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

The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2015	2014	2013
	£m	£m	£m
Income
Interest receivable	646	742	1,470
Interest payable	549	734	1,588
Fees and commissions receivable	76	80	143
Fees and commissions payable	63	58	74

Expenses
Other administrative expenses	2,249	2,122	2,327

39 Ultimate holding company

The Group’s ultimate holding company is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2015, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following placing and open offers by The Royal Bank of Scotland Group plc in December 2008 and April 2009, the UK Government, through HM Treasury, currently holds 72.6% of the issued ordinary share capital of the ultimate holding company and is therefore the Group’s ultimate controlling party.

40 Post balance sheet events

Pension fund

Subsequently and pursuant to the Memorandum of Understanding RBS Group agreed with the Trustee a Statement of Funding Principles in relation to an actuarial valuation as at 31 December 2015.  The RBS Group and Trustee also updated the existing Schedule of Contributions and Recovery Plan to reflect the £4.2 billon contribution, which was paid during March 2016.

Notes on accounts

41 Related undertakings

Legal entities and activities at 31 December 2015

In accordance with the Companies Act 2006, Natwest’s related undertakings and the accounting treatment for each are listed below. All undertakings are wholly-owned by the company or subsidiaries of the company and are consolidated by reason of contractual control (Section 1162(2) CA 2006), unless otherwise indicated. Group interest refers to ordinary shares of equal values and voting rights unless further analysis is provided in the footnotes. Activities are classified in accordance with Annex I to the Capital Requirements Directive (“CRD IV”) and the definitions in Article 4 of the Capital Requirements Regulation.

The following table details active related undertakings incorporated in the United Kingdom which are 100% owned by the Group and fully consolidated for accounting purposes.

Enitity name	Activity(1)
Coutts Finance Company	BF
Latam Directors Ltd	BF
RB Investments 3 Ltd	OTH
RBS Asset Management (ACD) Ltd	BF
RBS Residential Venture No.1 Ltd	OTH
RBS Special Opportunities General Partner (England) Ltd	BF
RBS Special Opportunities General Partner (Scotland) II Ltd	BF
RBS Special Opportunities General Partner (Scotland) Ltd	OTH
UB SIG (NI) Ltd	BF
Ulster Bank Commercial Services (NI) Ltd	BF
Ulster Bank Pension Trustees Ltd	OTH
West Register (Nothern Ireland) Property Ltd	BF
WR (NI) Property Investments Ltd	BF
WR (NI) Property Realisations Ltd	OTH

For notes to this table refer to page 200.

Notes on accounts

The following table details active related undertakings incorporated outside the United Kingdom which are 100% owned by the Group and fully consolidated for accounting purposes.

Country	Enitity name	Activity(1)
Cayman Islands	Coutts General Partner (Cayman) V Ltd	OTH
Cayman Islands	Equator Investments (Cayman) Ltd	BF
Cayman Islands	RBS Special Opportunities General Partner (Cayman) Ltd	OTH
France	RDS Metropolis SAS	BF
Germany	patus 455. GmbH	BF
Germany	RBS Deutschland Holdings GmbH	BF
Germany	RBS Real Estate Holdings Germany GmbH	SC
Germany	RBS Structured Financial Services GmbH	BF
Germany	West Register PRIME Düsseldorf 2 GmbH	BF
Germany	West Register PRIME Holding GmbH	OTH
India	RBS Business Services Private Ltd	OTH
Republic of Ireland	Easycash (Ireland) Ltd	BF
Republic of Ireland	First Active Holdings Ltd	BF
Republic of Ireland	First Active Insurances Services Ltd	BF
Republic of Ireland	First Active Investments No. 4 Ltd	BF
Republic of Ireland	First Active Treasury plc	BF
Republic of Ireland	Hume Street Nominees Ltd	OTH
Republic of Ireland	National Westminster Services (Ireland) Ltd	SC
Republic of Ireland	Norgay Property Ltd	BF
Republic of Ireland	RBS Asset Management (Dublin) Ltd	BF
Republic of Ireland	The RBS Group Ireland Retirement Savings Trustee Ltd	OTH
Republic of Ireland	UB SIG (ROI) Ltd	BF
Republic of Ireland	Ulster Bank (Ireland) Holdings	BF
Republic of Ireland	Ulster Bank Commercial Services Ltd	BF
Republic of Ireland	Ulster Bank Dublin Trust Company	BF
Republic of Ireland	Ulster Bank Holdings (ROI) Ltd	BF
Republic of Ireland	Ulster Bank Ireland Ltd	CI
Republic of Ireland	Ulster Bank Pension Trustees (RI) Ltd	OTH
Republic of Ireland	Ulster Bank Wealth	BF

For notes to this table refer to page 200

Notes on accounts

Country	Enitity name	Activity(1)
Republic of Ireland	Walter Property Ltd	BF
Republic of Ireland	West Register (Republic of Ireland) Property Ltd	BF
Jersey	Pitstop Ltd	OTH
Isle Of Man	Coutts & Co (Manx) Ltd	BF
Netherlands	NatWest Securities B.V.	BF
Netherlands	RBS Investments Netherlands B.V.	BF
Netherlands	RBS Netherlands B.V.	BF
Netherlands	RBS Netherlands Holdings B.V.	BF
Netherlands	RBS-CBFM Netherlands B.V.	BF
Switzerland	Coutts & Co Ltd	CI
Switzerland	Coutts & Co Trustees (Suisse) S.A.	OTH
Switzerland	RBS Services (Switzerland) Ltd	OTH
United States	Candlelight Acquisition LLC	OTH
United States	Communications Capital Group I, LLC	BF
United States	Communications Capital Group II, LLC	BF
United States	Financial Asset Securities Corp.	BF
United States	Governor Acquisition Company, LLC	OTH
United States	Greenwich Capital Derivatives, Inc.	BF
United States	Harborview Commercial Holdings I, LLC	BF
United States	Lease Plan North America LLC	BF
United States	NatWest Group Holdings Corp	BF
United States	Random Properties Acquisition Corp. I	OTH
United States	Random Properties Acquisition Corp. II	OTH
United States	Random Properties Acquisition Corp. III	OTH
United States	Random Properties Acquisition Corp. IV	OTH
United States	RBS Acceptance Inc.	CI
United States	RBS Americas Property Corp.	SC
United States	RBS Commercial Funding Inc.	BF
United States	RBS Equity Corp	BF
United States	RBS Financial Products Inc.	BF
United States	RBS Holdings USA Inc.	BF
United States	RBS Investments USA Corp.	BF
United States	RBS Securities Inc.	BF
United States	RBS Smart Products Inc	BF
United States	Surprise Acquisition Company, LLC	OTH

The following table details active related undertakings incorporated in the United Kingdom where the Group ownership is less than 100%.

Enitity name	Activity(1)	Accounting treatment(2)	Group interest %
GWNW City Developments Ltd	OTH	EAJV	50

For notes to this table refer to page 200

Notes on accounts

The following table details active related undertakings incorporated outside the United Kingdom where the Group ownership is less than 100%.

Country	Enitity name	Activity (1)	Accounting treatment (2)	Group interest%
Cayman Islands	Coutts & Co (Cayman) Ltd	CI	IA	44
Cayman Islands	Redlion Investments Ltd	OTH	IA	44
Cayman Islands	Royhaven Secretaries Ltd	BF	IA	44
Germany	Argos Vermögensver-waltung GmbH	OTH	IA	40
Germany	BLIXA Elfte Vermögensver-waltung GmbH	OTH	IA	40
Germany	NASIL GmbH & Co. KG	BF	FC	94
Germany	TN Eagle 2 GmbH	BF	FC	99
Germany	TN Jet Stream 2 GmbH	BF	FC	99
Germany	TN Jet Stream GmbH	BF	FC	99
Gibraltar	Gosport	OTH	IA	44
Gibraltar	RBS (Gibraltar) Ltd	OTH	IA	44
Gibraltar	Sotomar Ltd	BF	IA	44
Guernsey	Drummonds Insurance PCC Ltd	BF	IA	44
Jersey	C.J Fiduciaries Ltd	BF	IA	44
Jersey	Citron 2004 Ltd	BF	IA	44
Jersey	Coutts & Co Trustees (Jersey) Ltd	BF	IA	44
Jersey	Fidelis Nominees Ltd	BF	IA	44
Jersey	Magnus Nominees Ltd	BF	IA	44
Jersey	RBS International Employees’ Pension Trustees Ltd	BF	IA	44
Jersey	Rostand Nominees Ltd	BF	IA	44
Jersey	Rouge 2004 Ltd	BF	IA	44
Jersey	The Royal Bank of Scotland International (Holdings) Ltd	BF	IA	44
Jersey	The Royal Bank of Scotland International Ltd	BF	IA	44
Jersey	Vert 2004 Ltd	OTH	IA	44
Republic of Ireland	Qulpic Ltd	BF	FC	67
Republic of Ireland	The Drive4Growth Company Ltd	OTH	IA	20
Republic of Ireland	Zrko Ltd	BF	FC	67
Isle Of Man	Isle of Man Bank Ltd	CI	IA	44
United States	Amtrust Acquisition LLC	BF	IA	24
Virgin Islands, British	Action Corporate Services Ltd	BF	IA	44

The following table details active related undertakings which are 100% owned by the Group but are not consolidated for accounting purposes(3).

Country	Entity Name	Activity (1)	Accounting treatment (2)	Notes
United States	West Granite Homes Inc.	OTH	NC	(4)

For notes to this table refer to page 200.

Notes on accounts

The following tables detail related undertakings that are not active.

Actively being dissolved
Country	Entity name	Activity (1)	Accounting treatment (2)	Group interest %
Cayman Islands	Redshield Holdings Ltd	BF	IA	44
Germany	Greta Film Investition GmbH & Co. KG	BF	IA	25
Republic of Ireland	Danroc Ltd	OTH	FC	100
Republic of Ireland	First Active Investments No. 3 Ltd	BF	FC	100
Republic of Ireland	First Active Nominees Ltd	OTH	FC	100
Republic of Ireland	First Active Property Investments Ltd	OTH	FC	100
Republic of Ireland	GRG Real Estate Asset Management (Republic of Ireland) Ltd	BF	FC	100
Republic of Ireland	Meritvale Ltd	OTH	FC	100
Republic of Ireland	NatWest Holdings (Ireland)	BF	FC	100
Republic of Ireland	The Royal Bank of Scotland Finance (Ireland)	BF	FC	100
Republic of Ireland	UIF Finance Company	BF	FC	100
Republic of Ireland	Ulster Bank Group Treasury Ltd	OTH	FC	100
Republic of Ireland	Ulster Bank Investment Funds Ltd	OTH	FC	100
Republic of Ireland	Ulster International Finance	BF	FC	100
United Kingdom	GRG Real Estate Asset Management (Northern Ireland) Ltd	BF	FC	100
United Kingdom	NatWest Corporate Services (Ireland)	BF	FC	100
Virgin Islands, British	Minister Corporate Services Ltd	BF	IA	44

Dormant
Country	Entity name	Activity (1)	Accounting treatment (2)	Group interest %
Bahamas	CTB Ltd	BF	IA	44
Republic of Ireland	First Active plc	BF	FC	100
Jersey	Coutts (CI)	BF	IA	44
United Kingdom	Acre 146 Ltd	BF	FC	100
United Kingdom	RBS Investment Executive Ltd	OTH	NC	100
United Kingdom	Strand Nominees Ltd	BF	FC	100

Notes:
(1)	Activity: Banking and Financial institution - BF Credit institution – CI Service company - SC Other/non-financial - OTH
(2)	Accounting treatment: Equity accounting - Associate - EAA Equity accounting - Joint Venture - EAJV Fully consolidated - FC Investment Accounting - IA Not consolidated - NC
(3)	Related undertaking not consolidated as it is not controlled by the Group.
(4)	Related undertaking owned for the benefit of Group pension schemes.

Additional information

Financial summary

The Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years are presented below.

Summary consolidated income statement	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Net interest income	4,896	4,577	4,021	2,873	3,007
Non-interest income (1,2)	1,640	2,700	3,343	3,553	3,084
Total income	6,536	7,277	7,364	6,426	6,091
Operating expenses (3)	(8,178)	(5,949)	(8,762)	(6,542)	(5,793)
(Loss)/profit before impairment losses	(1,642)	1,328	(1,398)	(116)	298
Impairment releases/(losses)	728	1,249	(5,407)	(3,183)	(4,792)
Operating (loss)/profit before tax	(914)	2,577	(6,805)	(3,299)	(4,494)
Tax (charge)/credit	(292)	(844)	842	47	600
(Loss)/profit for the year	(1,206)	1,733	(5,963)	(3,252)	(3,894)

Attributable to:
Non-controlling interests	(1)	—	—	—	8
Ordinary shareholders	(1,205)	1,733	(5,963)	(3,252)	(3,902)

Notes:

(1)    Includes loss on strategic disposals of £122 million (2014, 2013 and 2012 - nil; 2011 - £45 million).

(2)    Includes gain on redemption of own debt of nil (2014 - nil; 2013 - £239 million; 2012 - nil: 2011 - £25 million).

(3)    Includes write-down of goodwill and other intangible assets of nil (2014 - nil; 2013 - £2 million; 2012 - £117 million; 2011 - nil).

Summary consolidated balance sheet	2015	2014*	2013*	2012*	2011*
	£m	£m	£m	£m	£m
Loans and advances	280,110	280,078	314,139	329,532	309,090
Debt securities and equity shares	7,921	14,608	23,851	35,813	41,933
Derivatives and settlement balances	4,751	5,948	6,758	7,148	7,665
Other assets	9,648	8,566	8,656	8,222	9,446
Total assets	302,430	309,200	353,404	380,715	368,134

Owners' equity	14,821	15,374	12,788	16,492	13,469
Non-controlling interests	346	394	1,278	1,257	1,272
Subordinated liabilities	7,016	7,436	7,528	7,627	8,002
Deposits	256,252	260,559	303,786	322,171	309,439
Derivatives, settlement balances and short positions	8,708	13,428	16,359	20,150	22,485
Other liabilities	15,287	12,009	11,665	13,018	13,467
Total liabilities and equity	302,430	309,200	353,404	380,715	368,134
*Restated - refer to page 111 for further details

Other financial data	2015	2014*	2013*	2012*	2011*
Dividend payout ratio (1)	—	10.1%	—	—	—
Return on average total assets (2)	(0.39%)	0.50%	(1.54%)	(0.84%)	(0.99%)
Return on average ordinary shareholders' equity (3)	(7.7%)	11.7%	(34.4%)	(22.3%)	(29.8%)
Average owners' equity as a percentage of average total assets	5.0%	4.3%	4.5%	3.8%	3.3%
Ratio of earnings to combined fixed charges and preference share dividends (4,5)
- including interest on deposits	0.35	2.32	(0.95)	0.05	(0.40)
- excluding interest on deposits	(2.26)	9.56	(21.61)	(9.02)	(15.64)
Ratio of earnings to fixed charges only (4,5)
- including interest on deposits	0.35	2.32	(0.95)	0.05	(0.40)
- excluding interest on deposits	(2.26)	9.56	(21.61)	(9.02)	(15.64)

*Restated refer to page 111 for further details

Notes:

(1)    Dividend payout ratio represents dividends declared on a per share basis as a percentage of net profit attributable to ordinary shareholders on a per share basis.

((2)   Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(3)     Return on average ordinary shareholders’ equity represents (loss)/profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

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

(5)     The earnings for the years ended 31 December 2015, 2013, 2012 and 2011, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2015, 2013, 2012 and 2011 was £1,164 million, £1,685 million, £3,229 million, £3,184 million and £2,980 million, respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2015, 2013, 2012 and 2011 was £1,164 million were £1,685 million, £3,229 million, £3,184 million and £2,980 million, respectively

Additional information

Financial summary continued

The geographic analysis, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins have been compiled on the basis of location of office - UK and overseas - unless indicated otherwise. ‘UK’ in this context includes transactions conducted through the offices in the UK which service international banking transactions.

Analysis of loans to customers by geographical area and type of customer

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

		After 1 year
	Within	but within	After	2015
	1 year	5 years	5 years	Total	2014	2013	2012	2011
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,292	—	3	1,295	1,128	1,360	1,211	1,889
Finance	1,811	688	200	2,699	3,225	3,869	4,636	7,706
Residential mortgages	7,981	19,616	63,746	91,343	79,348	73,143	68,856	7,292
Personal lending	4,862	3,255	2,432	10,549	11,576	12,061	13,630	14,545
Property	4,404	5,596	4,480	14,480	17,261	18,688	21,060	24,677
Construction	1,354	644	143	2,141	2,219	2,596	3,021	3,859
Manufacturing	1,872	1,170	371	3,413	3,600	3,066	4,115	3,954
Services industries and business activities	10,279	7,589	4,417	22,285	22,059	21,526	21,651	22,961
Agriculture, forestry and fishing	866	868	878	2,612	2,397	2,191	2,063	2,112
Finance leases and instalment credit	38	46	39	123	138	127	123	80
Accrued interest	166	—	—	166	176	361	222	207
Total UK	34,925	39,472	76,709	151,106	143,127	138,988	140,588	89,282

Overseas
US	216	—	36	252	769	1,104	3,098	3,457
Rest of the World	4,023	5,348	10,914	20,285	33,520	40,969	42,396	45,115
Total Overseas	4,239	5,348	10,950	20,537	34,289	42,073	45,494	48,572

Reverse repos
US	10,524	—	—	10,524	5,658	14,199	22,811	17,373

Loans and advances to customers - gross	49,688	44,820	87,659	182,167	183,074	195,260	208,893	155,227
Loan impairment provisions				(5,335)	(13,908)	(17,972)	(14,385)	(12,338)
Loans and advances to customers - net				176,832	169,166	177,288	194,508	142,889

Fixed rate	8,235	15,838	52,066	76,139	67,824	54,677	57,794	21,583
Variable rate	30,929	28,982	35,593	95,504	109,592	126,384	128,288	116,271
Reverse repos	10,524	—	—	10,524	5,658	14,199	22,811	17,373
Loans and advances to customers - gross	49,688	44,820	87,659	182,167	183,074	195,260	208,893	155,227

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

Additional information

Average balance sheet and related interest
		2015			2014*
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	92,118	630	0.68	96,318	699	0.73
	- Overseas	9,406	31	0.33	10,061	35	0.35
Loans and advances to customers	- UK	133,096	5,080	3.82	128,376	5,131	4.00
	- Overseas	27,156	530	1.95	37,964	615	1.62
Debt securities	- UK	111	2	1.80	691	13	1.88
	- Overseas	2,722	7	0.26	1,180	6	0.51
Interest-earning assets	- UK	225,325	5,712	2.54	225,385	5,843	2.59
	- Overseas	39,284	568	1.45	49,205	656	1.33
Total interest-earning assets	- banking business (1,5)	264,609	6,280	2.37	274,590	6,499	2.37
	- trading business (4)	28,545			59,115
Interest-earning assets		293,154			333,705
Non-interest-earning assets		15,667			12,495
Total assets		308,821			346,200

Percentage of assets applicable to overseas operations		21.5%			29.4%

Liabilities
Deposits by banks	- UK	11,204	82	0.73	9,397	103	1.10
	- Overseas	4,615	35	0.76	6,705	36	0.54
Customer accounts: demand deposits	- UK	78,353	402	0.51	63,813	300	0.47
	- Overseas	4,100	25	0.61	4,937	42	0.85
Customer accounts: savings deposits	- UK	48,282	272	0.56	65,956	564	0.86
	- Overseas	1,241	4	0.32	1,370	9	0.66
Customer accounts: other time deposits	- UK	15,998	268	1.68	18,698	517	2.77
	- Overseas	4,640	39	0.84	6,327	72	1.14
Debt securities in issue	- Overseas	1,534	5	0.33	1,806	9	0.50
Subordinated liabilities	- UK	6,752	243	3.60	6,977	259	3.71
	- Overseas	403	7	1.74	399	10	2.51
Internal funding of trading business	- UK	(284)	2	(0.70)	(4,749)	1	(0.02)
Interest-bearing liabilities	- UK	160,305	1,269	0.79	160,092	1,744	1.09
	- Overseas	16,533	115	0.70	21,544	178	0.83
Total interest-bearing liabilities	- banking business	176,838	1,384	0.78	181,636	1,922	1.06
	- trading business (4)	24,913			61,466
Interest-bearing liabilities		201,751			243,102
Non-interest-bearing liabilities:
Demand deposits	- UK	57,743			45,865
	- Overseas	9,254			9,138
Other liabilities		24,499			33,276
Total equity		15,574			14,819
Total liabilities and equity		308,821			346,200

Percentage of liabilities applicable to overseas operations		18.1%			27.6%

*Restated - refer to page 111 for further details

For the notes to this table refer to the following page.

Additional information

Average balance sheet and related interest continued
		2013*
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	101,665	764	0.75
	- Overseas	8,281	59	0.71
Loans and advances to customers	- UK	119,904	5,635	4.70
	- Overseas	42,545	935	2.20
Debt securities	- UK	2,598	88	3.39
	- Overseas	341	2	0.59
Interest-earning assets	- UK	224,167	6,487	2.89
	- Overseas	51,167	996	1.95
Total interest-earning assets	- banking business (1,5)	275,334	7,483	2.72
	- trading business (4)	94,194
Interest-earning assets		369,528
Non-interest-earning assets		17,915
Total assets		387,443

Percentage of assets applicable to overseas operations		37.0%

Liabilities
Deposits by banks	- UK	6,004	68	1.13
	- Overseas	11,446	166	1.45
Customer accounts: demand deposits	- UK	57,873	307	0.53
	- Overseas	4,454	53	1.19
Customer accounts: savings deposits	- UK	73,296	1,042	1.42
	- Overseas	1,520	16	1.05
Customer accounts: other time deposits	- UK	27,948	1,376	4.92
	- Overseas	7,611	143	1.88
Debt securities in issue	- Overseas	2,597	18	0.69
Subordinated liabilities	- UK	7,056	258	3.66
	- Overseas	564	9	1.60
Internal funding of trading business	- UK	(2,109)	6	(0.28)
Interest-bearing liabilities	- UK	170,068	3,057	1.80
	- Overseas	28,192	405	1.44
Total interest-bearing liabilities	- banking business	198,260	3,462	1.75
	- trading business (4)	92,550
Interest-bearing liabilities		290,810
Non-interest-bearing liabilities:
Demand deposits	- UK	40,161
	- Overseas	9,893
Other liabilities		29,222
Total equity		17,357
Total liabilities and equity		387,443

Percentage of liabilities applicable to overseas operations		38.0%

*Restated - refer to page 111 for further details.

Notes:

(1)    Interest income includes £196 million (2014 - £149 million; 2013 - £210 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

(2)    Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

(3)    The analysis into UK and Overseas has been compiled on the basis of location of office.

(4)    Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(5)    Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Additional information

Analysis of change in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2015 over 2014			2014 over 2013
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	(27)	(42)	(69)	(36)	(29)	(65)
Overseas	(2)	(2)	(4)	11	(35)	(24)
Loans and advances to customers
UK	185	(236)	(51)	378	(882)	(504)
Overseas	(196)	111	(85)	(93)	(227)	(320)
Debt securities
UK	(10)	(1)	(11)	(49)	(26)	(75)
Overseas	5	(4)	1	4	—	4
Total interest receivable of the banking business
UK	148	(279)	(131)	293	(937)	(644)
Overseas	(193)	105	(88)	(78)	(262)	(340)
	(45)	(174)	(219)	215	(1,199)	(984)
Interest-bearing liabilities
Deposits by banks
UK	(18)	39	21	(37)	2	(35)
Overseas	13	(12)	1	52	78	130
Customer accounts: demand deposits
UK	(74)	(28)	(102)	(29)	36	7
Overseas	6	11	17	(5)	16	11
Customer accounts: savings deposits
UK	127	165	292	97	381	478
Overseas	1	4	5	1	6	7
Customer accounts: other time deposits
UK	67	182	249	370	489	859
Overseas	17	16	33	21	50	71
Debt securities in issue
Overseas	1	3	4	5	4	9
Subordinated liabilities
UK	8	8	16	3	(4)	(1)
Overseas	—	3	3	3	(4)	(1)
Internal funding of trading business
UK	2	(3)	(1)	(3)	8	5
Total interest payable of the banking business
UK	112	363	475	401	912	1,313
Overseas	38	25	63	77	150	227
	150	388	538	478	1,062	1,540
Movement in net interest income
UK	260	84	344	694	(25)	669
Overseas	(155)	130	(25)	(1)	(112)	(113)
	105	214	319	693	(137)	556

Additional information

Financial summary continued

Loan impairment provisions

The following table shows the movements in loan impairment provisions.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
UK	5,363	5,760	5,643	5,101	4,488
Overseas	8,545	12,212	8,748	7,246	4,921
	13,908	17,972	14,391	12,347	9,409
Transfer to disposal groups
Overseas	(20)	—	—	—	—

Currency translation and other adjustments
UK	(12)	708	(11)	29	(18)
Overseas	(520)	(1,349)	115	(164)	(216)
	(532)	(641)	104	(135)	(234)
Transfer from fellow subsidiaries
UK	—	—	—	251	—

Amounts written-off
UK	(2,789)	(1,189)	(1,160)	(884)	(1,113)
Overseas	(4,487)	(882)	(530)	(106)	(215)
	(7,276)	(2,071)	(1,690)	(990)	(1,328)
Recoveries of amounts previously written-off
UK	59	49	33	59	37
Overseas	23	3	5	10	6
	82	52	38	69	43
(Released)/charged to income statement
UK	(71)	109	1,356	1,213	1,825
Overseas	(660)	(1,356)	4,049	1,964	2,952
	(731)	(1,247)	5,405	3,177	4,777
Unwind of discount (recognised in interest income)
UK	(53)	(74)	(101)	(126)	(118)
Overseas	(43)	(83)	(175)	(202)	(202)
	(96)	(157)	(276)	(328)	(320)
Provisions at the end of the year
UK	2,497	5,363	5,760	5,643	5,101
Overseas	2,838	8,545	12,212	8,748	7,246
	5,335	13,908	17,972	14,391	12,347
Provisions at the end of the year comprise
Customers	5,335	13,908	17,972	14,385	12,338
Banks	—	—	—	6	9
	5,335	13,908	17,972	14,391	12,347
Gross loans and advances to customers
Customers	151,106	143,127	138,988	140,588	89,282
Banks	20,532	34,289	42,073	45,494	48,572
	171,638	177,416	181,061	186,082	137,854

For the notes to this table refer to the following page.

Additional information

Financial summary continued
	2015	2014	2013	2012	2011
Closing customer provisions as a % of gross loans and advances to customers (1)
UK	1.7%	3.7%	4.1%	4.0%	5.7%
Overseas	13.8%	24.9%	29.0%	19.2%	14.9%
Total	3.1%	7.8%	9.9%	7.7%	9.0%

Customer charge to income statement as a % of gross loans and advances to customers (1)
UK	—	0.1%	1.0%	0.9%	2.0%
Overseas	(3.2%)	(4.0%)	9.6%	4.3%	6.1%
Total	(0.4%)	(0.7%)	3.0%	1.7%	3.5%

Average loans and advances to customers (gross)	186,900	192,004	207,315	157,898	163,860

As a % of average loans and advances to customers during the year
Total customer provisions charged to income statement	(0.4%)	(0.6%)	2.6%	2.0%	2.9%
Amounts written-off (net of recoveries) - customers	3.8%	1.1%	0.8%	0.6%	0.8%

Notes:

(1)    For the purposes of these ratios closing provisions and customer charge relating to loans and advances to banks are excluded.

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2015		2014		2013		2012		2011
		% of loans		% of loans		% of loans		% of loans		% of loans
	Closing	to total	Closing	to total	Closing	to total	Closing	to total	Closing	to total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	—	0.8	1	0.6	1	0.8	—	0.7	—	1.4
Manufacturing	48	2.0	77	2.0	95	1.7	92	2.2	86	2.9
Construction	131	1.2	239	1.3	307	1.4	296	1.6	307	2.8
Finance	11	1.6	24	1.8	34	2.1	27	2.5	23	5.6
Service industries and
business activities	483	13.0	761	12.4	878	11.9	826	11.6	723	16.7
Agriculture, forestry and
fishing	19	1.5	26	1.4	36	1.2	25	1.1	28	1.5
Property	742	8.4	2,784	9.7	2,686	10.3	2,182	11.3	1,940	17.9
Residential mortgages	87	53.2	101	44.7	142	40.4	242	37.0	17	5.3
Personal lending	793	6.1	1,054	6.5	1,232	6.7	1,540	7.3	1,575	10.6
Finance leases and
instalment credit	—	0.1	2	0.1	4	0.1	15	0.1	12	0.1
Accrued interest	—	0.1	—	0.1	—	0.2	—	0.1	—	0.2
Total UK	2,314	88.0	5,069	80.6	5,415	76.8	5,245	75.5	4,711	65.0
Overseas	2,588	12.0	8,171	19.4	11,356	23.2	8,011	24.5	6,726	35.0
Impaired book provisions	4,902	100.0	13,240	100.0	16,771	100.0	13,256	100.0	11,437	100.0
Latent book provisions	433		668		1,201		1,129		901
Total provisions	5,335		13,908		17,972		14,385		12,338

Additional information

Financial summary continued
Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
UK
Manufacturing	25	16	20	15	105
Construction	111	71	86	62	166
Finance	18	16	3	12	22
Service industries and business activities	257	185	193	186	189
Agriculture, forestry and fishing	8	2	3	10	3
Property	1,979	474	255	188	116
Residential mortgages	16	25	93	5	2
Personal lending	375	397	502	404	510
Finance leases and instalment credit	—	3	5	2	—
Total UK	2,789	1,189	1,160	884	1,113
Overseas	4,487	882	530	106	215
Total write-offs	7,276	2,071	1,690	990	1,328

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
UK
Manufacturing	—	—	1	—	1
Construction	1	8	—	1	1
Finance	1	—	—	—	—
Service industries and business activities	27	7	7	6	5
Property	5	22	—	5	2
Personal lending	25	12	25	47	28
Total UK	59	49	33	59	37
Overseas	23	3	5	10	6
Total recoveries	82	52	38	69	43

Forbearance

The table below shows loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to forbearance continue to be reported as impaired loans.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Forbearance loans (1,2)	1,874	3,764	4,552	4,278	3,903

Notes:

(1)    Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to £3 million.

(2)    For 2015, wholesale loans subject to forbearance were £535 million (2014 - £1,144 million) and secured retail loans subject to forbearance were £1,339 million (2014 - £2,620 million).  Unsecured retail loans subject to forbearance amount to £61 million (2014 - £76 million).

Additional information

Financial summary continued

Cross border exposures

Cross border exposures are loans and advances including finance leases and instalment credit receivables and other monetary assets, such as debt securities and net derivatives, including non-local currency claims of overseas offices on local residents.

The Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures exclude exposures to local residents in local currencies.

The table below sets out the most significant cross border exposures. Germany has not experienced repayment difficulties that have required restructuring of outstanding debt.

2015
	Government	Banks	Other	Total
	£m	£m	£m	£m
Germany	426	666	165	1,257

2014
Germany	1,864	715	242	2,821

2013
Germany	7	473	554	1,034

Risk elements in lending

Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Impaired loans (2)
UK	3,171	6,822	7,731	8,644	7,902
Overseas	4,459	12,058	16,056	15,123	13,643
Total	7,630	18,880	23,787	23,767	21,545
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	714	862	1,113	1,086	1,039
Overseas	21	92	164	582	258
Total	735	954	1,277	1,668	1,297
Total REIL	8,365	19,834	25,064	25,435	22,842

Closing provisions for impairment as a % of total REIL	64%	70%	72%	57%	54%
REIL as a % of gross lending to customers excluding reverse repos	4.9%	11.2%	13.8%	13.7%	16.6%

Notes:

(1)    The write-off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision.

(2)    Impaired loans at 31 December 2015 include £1,635 million (2014 - £5,743 million; 2013 - £5,643 million) of loans subject to forbearance granted during the year.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	202	237	322	405	322
Overseas	60	78	323	435	403
	262	315	645	840	725
Interest on impaired loans included in net interest income
UK	53	74	101	126	118
Overseas	44	83	175	202	202
	97	157	276	328	320

Additional information

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2015	2014	2013	2012	2011
	£m	£m	£m	£m	£m
Potential problem loans	805	736	513	342	139

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Analysis of deposits - product analysis
The following table analyses deposits by type and geographical area.
	2015	2014	2013
	£m	£m	£m
UK
Deposits
- interest-free	76,902	67,552	66,183
- interest-bearing	151,375	157,275	168,505
Total UK	228,277	224,827	234,688

Overseas
Deposits
- interest-free	5,238	10,359	10,599
- interest-bearing	12,283	18,978	23,240
Total Overseas	17,521	29,337	33,839
Total deposits	245,798	254,164	268,527

Overseas
US	2,712	4,816	7,478
Rest of the World	14,809	24,521	26,361
Total overseas offices	17,521	29,337	33,839

Repos
US	10,454	6,395	33,370
Rest of world	—	—	1,889
Total Repos	10,454	6,395	35,259

Certificates of deposit and other time deposits
The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3 months	Over 6 months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	—	—	—	1	1
Other time deposits	11,780	658	1,140	7,944	21,522

Overseas based companies and branches
Other time deposits	813	676	1,081	117	2,687
	12,593	1,334	2,221	8,062	24,210

Additional information

Financial summary continued

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions and other short-term borrowings, primarily commercial paper. Borrowings from the holding company and fellow subsidiaries are excluded.

The table below shows details of short-term borrowings.

		Other			Other
	Repurchase	short-term	2015	Repurchase	short-term	2014	2013
	agreements	borrowings	Total	agreements	borrowings	Total	Total
At year end
- balance (£bn)	10.5	15.6	26.1	6.4	15.4	21.8	50.1
- weighted average interest rate	1.0%	0.2%	0.5%	0.6%	0.2%	0.3%	0.4%

During the year
- maximum balance (£bn)	23.2	19.4	42.6	48.4	20.6	69.0	97.4
- average balance (£bn)	12.9	15.9	28.8	29.7	15.3	45.0	72.0
- weighted average interest rate	0.3%	0.2%	0.2%	0.2%	0.2%	0.2%	0.4%

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

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.
	Group
2015	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	22	63	147	92	161	410
Contractual obligations to purchase goods or services	9	9	5	5	—	—
	31	72	152	97	161	410

2014
Operating leases	23	63	150	113	163	430
Contractual obligations to purchase goods or services	13	12	7	6	1	—
	36	75	157	119	164	430

2013
Operating leases	23	67	160	133	175	425
Contractual obligations to purchase goods or services	3	14	4	6	—	—
	26	81	164	139	175	425

	Bank
2015	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	17	51	119	77	146	314

2014
Operating leases	18	50	118	90	140	330

2013
Operating leases	18	52	123	104	144	321

Additional information

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	March	February	January	December	November	October
	2016	2016	2016	2015	2015	2015
Noon Buying Rate
High	1.4426	1.4580	1.4686	1.5213	1.5428	1.5475
Low	1.3948	1.3867	1.4167	1.4746	1.5110	1.5162

		2015	2014	2013	2012	2011
Noon Buying Rate
Period end rate		1.4746	1.5578	1.6574	1.6262	1.5537
Average rate for the year (1)		1.5250	1.6461	1.5673	1.5924	1.6105

Consolidation rate (2)
Period end rate		1.4830	1.5615	1.6542	1.6164	1.5475
Average rate for the year		1.5284	1.6475	1.5646	1.5850	1.6039

Notes:

(1)    The average of the Noon Buying Rates on the last US business day of each month during the year.

(2)    The rates used for translating US dollars into sterling in the preparation of the financial statements.

(3)    On 22 April 2016, the Noon Buying Rate was £1.00 = US$1.4390.

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

Additional information

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:

		Series C
		ADSs
By month
March 2016	High	25.89
	Low	25.43
February 2016	High	25.70
	Low	24.38
January 2016	High	25.94
	Low	25.63
December 2015	High	26.07
	Low	25.35
November 2015	High	26.04
	Low	25.90
October 2015	High	25.92
	Low	25.50

By quarter
2016: First quarter	High	25.94
	Low	24.38
2015: Fourth quarter	High	26.07
	Low	25.35
2015: Third quarter	High	25.91
	Low	25.28
2015: Second quarter	High	26.27
	Low	25.48
2015: First quarter	High	26.78
	Low	25.68
2014: Fourth quarter	High	26.77
	Low	25.60
2014: Third quarter	High	26.57
	Low	25.46
2014: Second quarter	High	26.94
	Low	25.40
2014: First quarter	High	25.85
	Low	25.12

By year
2015	High	26.94
	Low	25.12
2014	High	26.94
	Low	25.12
2013	High	26.14
	Low	24.50
2012	High	25.39
	Low	17.68
2011	High	24.61
	Low	16.11

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

From 1 January 2015 to 31 December 2015, the Bank received no fees from the depository for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Description of property and equipment

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2015, NatWest had 1,099 retail branches in the UK. Ulster Bank has a footprint of 174 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group's properties include its principal offices in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2015 was £296 million (2014 - £77 million; 2013 - £95 million).

Additional information

Changes in Registrant’s Certifying Accountant

On November 3, 2014, the RBS Group announced its intention, following a competitive tender process, to appoint Ernst & Young LLP (“EY”) as its independent registered public accounting firm (“external auditor”) for the year ending December 31, 2016. As a result, EY will also become the external auditor for the NatWest Group for the year ended December 31, 2016. This change in external auditors is being made by the RBS Group in recognition of the recommendations made under the UK’s Corporate Governance Code that companies put their external audit out to tender at least every ten years. Deloitte has served as the RBS Group’s auditors since 2000. Deloitte LLP (“Deloitte”) continued to serve as the RBS Group’s and NatWest’s  external auditor throughout 2015 following this announcement.

The Board's Group Audit Committee ("GAC") supervised the transition period of EY, as the new external auditor, to ensure the monitoring of EY's independence, and extended the GAC's policy on non-audit services to EY during 2015. Deloitte will resign upon completion of the procedures relating to the NatWest’s Group's annual report filed on Form 20-F, and the GAC has recommended to the Board that EY be appointed as the Group’s and NatWest’s external auditor with effect for the financial year ending December 31, 2016. The RBS Board will recommend the appointment of EY as external auditor of National Westminster Bank Plc to RBSG’s shareholders in a resolution at the 2016 RBSG Annual General Meeting.

During the two years ended December 31, 2015 and December 31, 2014, (1) Deloitte has not issued any reports on the financial statements of the NatWest Group that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of Deloitte qualified or modified as to uncertainty, audit scope, or accounting principles, (2) there has not been any disagreement (as that term is defined in item 16F(a)(1)(iv) of Form 20-F) over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which if not resolved to Deloitte’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Further in the two years prior to December 31, 2015 or in any subsequent interim period, the NatWest Group has not consulted with EY regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the NatWest Group, and either a report was provided to the NatWest Group or oral advice was provided that EY concluded was an important factor considered by the NatWest Group in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

Our Code of Conduct

Our Code of Conduct lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. Our Code of Conduct available at rbs.com>about us>our values. In 2015, we incorporated the following five new standards of behaviour into the Code of Conduct: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the FCA, the PRA and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. The rules have been added to our Code of Conduct to reflect the bank’s responsibilities as set out by the Individuals Accountability Regime but are very much in keeping with the values and behaviours that the Bank is already following.

Additional information

Risk factors

Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The Group is a principal subsidiary of RBSG and, accordingly, risk factors which relate to RBSG and the RBS Group will also directly or indirectly impact the Group’s financial position, results of operations, reputation or prospects. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

The Group is reliant on the RBS Group

The Group is part of the RBS Group and receives capital, liquidity and funding support from the RBS Group. The Group also receives certain services from the RBS Group and has access to the infrastructure of the RBS Group which the Group requires in order to operate its business. The reduction or cessation of the ability of the RBS Group to provide intra-group funding, capital injections, liquidity or other support directly or indirectly to the Group or to receive such liquidity or funding support from the Group, may result in funding or capital pressures and liquidity stress for the Group. In particular, as described further below, the RBS Group is required to implement the UK ring-fencing regime by 1 January 2019, and it is expected that the majority of the Group’s operations will be transferred to the ring-fenced  bank  subgroup  (“RFB”). This will result in significant changes to the funding and other financial support received and provided by the Group and lead to the restructuring of the arrangements in place between the Group and RBS Group entities both within and outside the RFB, which may have a material adverse effect on the operations, financial condition and results of operations of the Group.

The Group  is  subject to political  risks

The European  Union  Referendum Act 2015  requires the UK  government to hold  a referendum on the  UK’s membership  of  the European  Union  the date of which has been scheduled for 23  June  2016. The  outcome  of the EU  referendum  and  consequences for the  UK  could significantly  impact the environment in which  the  Group and the RBS Group and their customers and investors operate, introducing significant  new  uncertainties in  financial  markets, as well  as the legal  and  regulatory  requirements  and  environment to  which  the  Group and the RBS Group, and their customers and  investors are subject. Uncertainty as to  the  outcome  of  the referendum  will  therefore  lead  to additional market volatility and is  likely  to adversely impact  customer and  investor  confidence  prior  to the  vote.

In the  event  of a result supporting the  UK’s exit  from  the  European  Union, the lack of precedent means that it  is  unclear how  the  UK’s access to  the  EU  Single  Market  and  the  wider  trading,  legal and regulatory environment would  be  impacted  and  hence  how  this would  affect the Group or the RBS Group or their customers and  investors.  During  a transitional period, when  the  terms of the exit  would  be  negotiated,  or  beyond, the related  uncertainty  could  have  a material adverse effect  on  any of the  Group’s business, financial  condition,  credit  ratings and  results  of  operations. A vote  supporting  the  UK’s exit  from the European  Union  may also give rise to  further  political  uncertainty regarding Scottish independence.

Implementation of the ring-fencing  regime  in the  UK  which  began  in 2015  and  must  be  completed  by  1  January 2019 will  result in  material structural changes to the RBS Group’s business. These changes could have  a material  adverse  effect on the  Group.

The UK Government’s White  Paper  on  Banking  Reform,  published  in September  2012,  outlined material structural reforms  for  the  UK  banking  industry. The implementation  of  the “ring-fencing”  of  retail  banking  operations  was  introduced  under  the  UK  Financial Services (Banking  Reform)  Act 2013 (the  “Banking  Reform  Act  2013”)  and  adopted  through  secondary legislation (the  “UK  ring-fencing  regime”).  These  reforms form  part  of  a  broader  range  of  structural  reforms  of  the  banking  industry  seeking  to  improve  the  resilience  and  resolvability of  banks and which  range  from  structural  reforms  (including  ring-fencing)  to the  implementation  of  a  new  recovery and resolution  framework  (which  in the  UK  will  incorporate  elements of the ring-fencing  regime). See “The  RBS Group  and  its  subsidiaries, including the Group, are  subject to  a  new  and  evolving  framework on recovery  and  resolution, the impact  of  which remains  uncertain  and  which  may  result in additional compliance challenges and costs.”

The Prudential Regulation Authority (“PRA”) is  carrying out  consultations  with  the  RBS Group  and  other  affected  UK banks and  is  expected  to publish  the  majority of its final rules  and  supervisory  statements  during  the  first  half  of  2016.  The  PRA has indicated that the implementation  of  the UK  ring-fencing  regime  may  be further  amended  in light  of any finalised EU proposals for the  mandatory separation of  proprietary trading and  related  trading  activities which are  currently being considered  by the European  Parliament and the  European  Council. A  preliminary plan outlining  the  RBS Group’s anticipated legal  and  operating  structure  under  the  new  regime  was submitted  to the  PRA  and  the  Financial Conduct Authority (“FCA”) by the deadline  set  by the regulators  of 6  January 2015. On  29  January 2016, the RBS Group  submitted  an  update  to its draft ring-fencing  plans to  the  regulators.

The Group  has identified a number  of material operational,  execution  and  legal  risks  associated  with  the  implementation  of  the  UK ring-fencing regime. These are  in addition  to the  uncertainty associated with  starting  to plan  and  prepare  for  implementation  before  final rules and  guidance  are  in place  or  before  the  RBS Group  applies for or  obtains  certain waivers or  modifications  (as  envisaged  under  the  rules), which it expects to  require.

Additional information

These risks  may  be exacerbated  by  the RBS Group’s other ongoing  restructuring  efforts, including, in particular, the separation  of the Williams &  Glyn  business, and new  and  developing  legal  requirements  relating  to  the  regulatory framework for  banking  resolution.

•         The RBS Group intends to establish a ring-fenced bank (“RFB”) subgroup organised under an intermediate holding company for its UK-focussed banking services, which is expected to include the majority of the operations of the Group, while the non-ring-fenced group entities (“NRFBs”) will hold the RBS Group’s remaining trading activities, the operations of RBS International and certain non-EEA branches and subsidiaries and some banking activities that are not permitted activities for the RFB. The establishment of the RFB and the NRFBs will require a significant legal and organisational restructuring of the RBS Group and Group and the transfer of large numbers of assets, liabilities and customers between legal entities (including the Group and its subsidiaries) and the realignment of employees, (which may be subject to consultation with employee representatives) and will be contingent upon court, regulatory or board approvals. The Group is unable to predict how some customers may react to the required changes, including for some customers a requirement to deal with both the RFB and NRFBs to obtain the full range of products and services. The migration of some customers is also dependent on the completion of the technical separation of Williams & Glyn from the RBS Group.

•         As part of the establishment of the RFB, the RFB, including Group entities, will need to operate independently from the NRFBs and as a result, amendments may need to be made to the Group’s existing corporate governance structure to ensure its independence from NRFBs and the Group cannot predict the extent of the associated increase in overhead and compliance costs. In addition, the senior manager regime (as described further below) will extend to the RFB and remuneration policies will be required to be designed at Group level.

•         As a result of the ring-fence, subject to certain exceptions, the Group will no longer be able to undertake certain activities, including investment and wholesale banking and activities such as dealing in investments and dealing in commodities will be prohibited. In addition, the Group will no longer be allowed to have exposure to certain financial institutions or to operate branches or subsidiaries outside the EEA to the extent such branches or subsidiaries perform activities which would be regulated if located in the UK. Such changes will limit the scope of the Group’s activities and may have a material adverse effect on the Group’s business, financial condition and results of operations.

•         In order to comply with the requirements of the UK ring-fencing regime, the RBS Group will need to revise its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing rules, including in areas such as information technology (“IT”) infrastructure, human resources and critical service providers. Arrangements currently in place between RFB, including Group entities, and NRFBs entities will need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis, which may result in increased operational costs for the Group if it has to rely on third party providers for the provision of such services.

•         The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group’s treasury operations, including internal and external funding arrangements and may impact the credit ratings of some of the RFB or NRFBs entities, including the credit ratings of the Group. Reliance on intragroup exemptions in relation to the calculation of risk-weighted assets and large exposures may not be possible between the RFB and NRFB entities. Intragroup distributions (including payments of dividends) between RFB and NRFB entities will also be subject to certain limitations. The RFB subgroup will have to meet prudential requirements, including Pillar 2A requirements and the UK’s Systemic Risk Buffer, at RFB subgroup level, in addition to meeting existing requirements applied on an individual entity basis (where applicable). To the extent Group entities are no longer able to rely on intra-group financing and liquidity arrangements or exemptions or are subject to standalone prudential requirements, including capital or leverage requirements, on a subconsolidated or entity basis, this could result in increased capital requirements and funding costs and related compliance costs.

•         In order to comply with the UK ring-fencing regime, from 2026 it will not be possible for the RFB and the NRFBs to participate in the same defined benefit pension plan. As a result, it will be necessary for either the RFB or NRFBs to leave the current pension plan which is likely to trigger certain legal and regulatory obligations and the costs of separation may be material. Such separation may also result in additional or increased annual cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation.

•         The Group will also need to evaluate, among other things, any accounting consequences resulting from the restructuring as well as any tax costs, the tax attributes of each of the RFB and NRFBs and the ability to transfer tax losses between RFB and NRFB entities. Transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.

Additional information

The steps required to implement the UK  ring-fencing  regime  within  the  RBS Group  to comply with the  new  rules  and  regulations  are  extraordinarily complex and  will  take an  extended  period  of time to plan, execute and  implement and  entail significant costs and  operational  risks. Although final implementation is  not  required  until 1  January 2019, there is no certainty that the RBS Group will  be  able  to complete  the  legal  restructuring  and  migration  of  customers on  time  or  in  accordance  with  future  rules  and  the  consequences of non-compliance  are  currently uncertain. The Group will be directly affected by the restructuring required to implement the UK ring-fencing regime and conducting the  Group’s  operations  in  accordance  with  the  new  rules may  result in  additional costs (transitional and  recurring)  following  implementation  and  impact the Group’s  profitability. As a result, the implementation  of  the UK  ring-fencing  regime  could  have  a material adverse effect  on  the  Group’s  reputation, results of  operations, financial condition and  prospects.

Operational risks  are  inherent  in  the  Group’s  businesses  and  these  risks could increase  as  a result or other key strategic and regulatory initiatives being implemented by the RBS Group.

Operational risk is  the risk  of  loss resulting  from  inadequate  or  failed  internal  processes,  people  or  systems, or from  external  events, including legal  risk. The Group  has complex and  diverse  operations and operational  risk and losses  can result from IT  failures, internal and external  fraud,  errors  by  employees  or  third  parties, failure to  document transactions properly or to obtain  proper  authorisations, failure to comply with applicable  regulatory requirements and conduct of business rules (including  those  arising  out  of  anti-bribery,  anti-money laundering and  antiterrorism  legislation, as well  as the provisions of applicable  sanctions  programmes),  equipment failures, financial reporting  errors  or  deficiencies,  business continuity and data  security system failures, information  security  threats or deficiencies, including cyber  risk,  natural  disasters  or  the  inadequacy or failure  of systems and  controls, including those  of  the  Group’s suppliers or  counterparties. Although the  Group  has  implemented  risk controls and loss  mitigation  actions and significant  resources and planning  have  been  devoted  to plans to  mitigate  operational risk associated  with  the  Group’s  activities,  it  is  not  possible  to be  certain  that such actions have been  or  will  be  effective  in controlling  each  of the operational  risks  faced  by  the  Group.  Operational  risks for the Group may  be  heightened  as  a  result  of  the restructuring  of the RBS Group  relating  to the  implementation  of its strategic programme, the implementation  of  the UK ring-fencing regime, the divestment  of  Williams &  Glyn and the  restructuring  of  the  CIB  business. Such initiatives are being  delivered  against the backdrop  of  ongoing  cost  challenges and put significant pressure  on  the  RBS Group’s  ability  to  maintain  effective  internal controls, which could, in turn, increase operational risks for the Group. Ineffective management of operational risks  could  have  a material adverse effect on the  Group’s business, financial  condition  and  results of operations.

The Group’s businesses and performance  can be  negatively  affected  by the performance of the UK  economy as well as actual or perceived  global  economic and financial  market conditions and other  global risks and the Group will be increasingly Impacted by developments in the UK as its operations become increasingly concentrated in the UK.

On completion of the restructuring of the RBS Group relating to the implementation of its strategic programme and the UK ring-fencing regime, the RBS Group’s and the Group’s business focus will be primarily in the UK and Western Europe. Although the prospects for the UK and the United States remain the strongest among the G7 in 2016, and Ireland’s economy continues to improve, actual or perceived difficult global economic conditions, failure to  meet economic growth  projections, regulators’ concerns relating  to the  UK  buy-to-let  market and possible  restrictions on mortgage  lending  as well  as  increased  competition,  particularly  in  the  UK,  would  create  challenging  economic  and  market conditions and  a difficult  operating  environment for the  Group’s  businesses.

In addition, the Group’s businesses and many of its customers are, and  will  continue  to be,  affected  by global economic conditions, perceptions of those conditions  and  future  economic prospects, in particular  insofar  as  they impact the UK  economy. In Europe, a number  of European economies have not  yet  recovered  from  the  effects  of the financial crisis and consensus  forecasts  of growth  in 2016  and  2017  for  some of  the largest  European  economies such as  France  and  Italy remain weak  and  the  economic recovery of Greece and  other  European  economies  remains  uncertain. As  a result, concerns relating  to  sovereign  default, exit  or  breakup  of  the eurozone,  and  the  direct and indirect impact of such events  on  the  UK  and  other  European  economies, remain acute.

The outlook  for  the  global  economy over the  near  to medium-term  remains  uncertain  due  to a number  of  factors  including:  major geopolitical  instability, historically depressed oil  and  commodity prices, concerns around global  growth  and  liquidity,  uncertainty relating to the  scope  and  timing  of interest rate  rises  against a backdrop of historically high sovereign  and  household  borrowing  levels  and  stagnant inflation or  deflation. In particular, slowing  growth  and  high  debt  levels  in  emerging  market  economies to which the Group is exposed (including those economies to which the Group remains exposed pending the exit of certain of its business and which include China, India, Saudi Arabia and Russia) remains an area  of concern and  a further  slowing  of  emerging  country  economic  growth  or  recession,  appreciation  of  the US dollar, new or  extended  economic sanctions or  increased  financing  needs  as  existing  debt matures, could impact the Group  directly by resulting  in  credit losses and  indirectly by further  impacting  global  economic  growth  and  financial  markets.

Additional information

The UK economy and Group’s  businesses  and  performance  are  also  affected  by financial market conditions. Financial markets, in particular  equity and commodity  markets,  experienced  considerable  volatility  in late  2014  and  in 2015  which  has continued into  2016  and  has translated in a downward  trend  in financial markets which has in  turn  resulted  in  significant  value  destruction.

These trends  are  attributable  to  many of the  factors  noted  above  as  well  as significant downward  movements in world markets, especially China, and  revised  projections for Chinese  and  emerging  market  economic  growth  during  the  second  half of 2015  and  the  beginning  of  2016.  Financial markets also were  and  will  likely  continue  to be  impacted  by the uncertainty as  to how  economies  and  counterparties  will be affected,  directly or indirectly, by the impact and timing  of monetary policy measures  adopted  by the Bank of England, the  European  Central Bank (“ECB”), the US Federal Reserve  and  other  central  banks,  including  the  Bank of Japan. While  the  ECB has been implementing  a quantitative  easing  programme  since  January  2015  designed  to improve  confidence  in the  eurozone  and  encourage  more private  bank  lending,  there  remains considerable uncertainty as to  whether  such  measures have been or  will  be  sufficient or successful.

The challenging  operating  environment for the  Group’s  businesses, created by  uncertain  economic  and  market  conditions, is  characterised by:

•         prolonged periods of low interest rates resulting from ongoing central bank measures to foster economic growth which constrain, through margin compression and low returns on assets, the interest income earned by the Group;

•         budgetary concerns affecting sovereign credit ratings and impacting consumer confidence and spending and business confidence;

•         reduced activity levels, additional write-downs and impairment charges and lower profitability, which either alone or in combination with regulatory changes or the activities of other market participants may restrict the ability of the Group to access capital, funding and liquidity; and

•         the risk of increased volatility in yields and asset valuations as central banks accelerate looser monetary policies (such as in Japan or Europe) or tighten or unwind historically unprecedented loose monetary policy or extraordinary measures (such as in the US).

Developments relating  to  current  economic conditions in the UK and elsewhere and  instability in  financial  markets, including those  discussed  above,  could  have  a material adverse effect on the  Group’s business, financial  condition, results of operations and prospects.

In addition, the Group  is  exposed to risks arising out of geopolitical events, such as  trade barriers,  exchange  controls  and  other  measures taken by  sovereign  governments that can  hinder  economic  or  financial  activity levels. Furthermore, unfavourable  political,  military or diplomatic  events, armed conflict,  pandemics and terrorist  acts  and  threats, and the  responses to  them  by governments, could also  adversely affect economic  activity and have  an  adverse  effect  upon  the  Group’s  business, financial condition and  results  of  operations.

Changes in interest  rates, foreign exchange  rates, credit spreads, bond,  equity and commodity  prices, basis, volatility and correlation  risks and other  market factors have  significantly  affected  and  will continue to affect the Group’s business and  results  of  operations.

Some of  the most  significant  market  risks that the Group  faces  are  interest rate, foreign  exchange, credit spread, bond,  equity  and  commodity prices  and  basis, volatility and correlation  risks. Monetary policy has been highly accommodative in recent  years,  including  as  a  result  of  certain policies implemented by the Bank  of  England  and  HM Treasury such  as the ‘Funding  for  Lending’  scheme, which have  helped  to support  demand  at  a  time  of very pronounced  fiscal tightening and  balance  sheet  repair. There remains considerable uncertainty  as to whether  or  when  the  Bank  of  England  and  other  central banks will  increase  interest  rates,  following  the  US Federal Reserve’s  decision  in December  2015  to raise  US interest rates for the  first time since  2006. A continued  period  of  low interest rates and  yield  curves and spreads may affect the interest rate margin  realised  between  lending  and  borrowing  costs, the effect  of  which  may be heightened  during  periods  of  liquidity stress and adversely affect the Group’s results of operations and profitability. Conversely,  sudden rises in interest  rates could lead  to generally weaker than  expected  growth,  or  even  contracting  GDP,  reduced  business confidence, higher levels of unemployment or underemployment,  adverse  changes to levels of inflation, falling  property prices in the  UK  housing  market and elsewhere, and  consequently to  an  increase  in delinquency  rates  and  default rates among customers. Similar risks result from the  exceptionally low level  of  inflation  in developed  economies, which in Europe  particularly  could  deteriorate  into  sustained  deflation  if  policy  measures prove ineffective. Reduced monetary  stimulus and the  actions  and  commercial soundness of  other  financial  institutions  have  the  potential to  impact market liquidity. Any adverse  impact  on  the  credit quality  of the  Group’s customers and other  counterparties, coupled with  a decline  in  collateral  values, could lead  to a reduction  in  recoverability and value  of  the Group’s  assets and higher  levels  of  impairment allowances, which  could  have  an  adverse  effect  on  the  Group’s  operations,  financial position or  prospects.

Changes in  currency rates, particularly in the sterling-euro exchange  rates and sterling-US dollar exchange rates, affect the value  of  assets,  liabilities,  income  and  expenses  denominated  in foreign  currencies and the  reported  earnings  of the Group’s non-UK subsidiaries  and  may  affect the Group’s  reported  consolidated  financial  condition.  Such  changes  may  result from the  decisions  of the ECB and  of  the  US Federal Reserve  and  lead  to  sharp  and  sudden  variations  in foreign  exchange  rates, such as those seen  in the  GBP/USD  exchange  rates  in 2015  and  early  2016.  For  accounting  purposes, the Group  carries some  of its issued  debt, such  as  debt  securities,  at the current  market price on  its balance sheet.  Factors  affecting  the  current market price  for  such  debt, such as  the  credit spreads of the Group,  may result in a change  to  the  fair  value  of such  debt, which is  recognised  in the  income  statement  as  a profit or loss.

Additional information

The performance  and  volatility of  financial markets affect bond  and  equity prices and  have  caused,  and  may  in  the  future  cause,  changes in the  value  of the Group’s  investment  and  trading  portfolios. Financial markets experienced  significant  volatility  during  2015  and  early 2016, following concerns  about  the political  and  economic  recovery in Greece, volatility and instability  in the  Chinese  and  global stock markets and  weakening  fundamentals  of  the  Chinese  economy, resulting in  further  short-term  changes  in the  valuation  of  certain  of  the Group’s  assets. In addition, oil prices continued to fall significantly against their historical levels during  2015  and  early 2016 and  remained  at such low  levels,  and  other  commodity prices also  decreased.

Any of the adverse developments noted above may  also adversely impact the value  of  the  Group’s pension fund  which  may result in  the  Group  being  required  to make additional contributions. See “The RBS Group and the Group are subject to pension  risks  and  may  be  required  to make  additional  contributions to  cover  pension  funding  deficits  and  to  restructure  its  pension schemes  as  a  result  of  the implementation  of  the UK  ring-fencing  regime.”

The Group  is  subject to a number  of  legal, regulatory and governmental actions and investigations.  Unfavourable  outcomes  in such  actions  and  investigations could have  a material adverse effect  on  the  Group’s operations, operating  results,  reputation,  financial position and  future  prospects.

The operations of the Group and RBS Group are diverse  and  complex,  and  the Group and RBS Group operate in  legal  and  regulatory  environments that expose them to potentially  significant litigation, civil and  criminal  regulatory and governmental  investigations and other  regulatory risk. The RBS Group and the Group  have settled  a number  of legal and  regulatory investigations over the  past several years  but  continues to be, and may  in  the  future  be,  involved  in a number  of  legal  and  regulatory proceedings and  investigations in  the  UK,  the  US, Europe and  other  jurisdictions.

The RBS Group, and with respect to certain matters, the Group or subsidiaries of the Group, are  involved  in ongoing  reviews,  investigations and proceedings  (both  formal  and  informal)  by governmental law enforcement and other  agencies  and  litigation  (including  class  action  litigation), relating to, among other  matters, the offering  of  securities, conduct in the  foreign  exchange  market, the setting  of  benchmark rates such  as LIBOR and  related  derivatives trading, the  issuance, underwriting, and  sales  and  trading  of  fixed-income  securities (including structured  products  and  government  securities),  product mis-selling, customer mistreatment (including alleged  mistreatment of small and  medium  enterprises  by RBS’s  Global  Restructuring  Group,  as  alleged  in the  November  2013  report  by Lawrence Tomlinson), anti-money laundering, sanctions,  and  various  other  compliance  issues.  In  the  US,  ongoing  matters include various civil and  criminal federal and  state  investigations  relating  to  the  securitisation  of  mortgages, as  well  as  the  trading  of various forms of  asset-backed  securities.

The RBS Group  and the Group, where applicable, continue to  cooperate  with  governmental and regulatory authorities in  these  and  other  investigations  and  reviews.  For  more  detail  on  certain  of the RBS Group’s and the Group’s  ongoing  legal,  governmental and regulatory proceedings, see pages  174 to 186. Legal,  governmental  and  regulatory proceedings and  investigations are subject to  many  uncertainties, and their  outcomes, including the  timing  and  amount  of  fines or  settlements,  which  may  be  material,  are  often  difficult to predict,  particularly in  the  early  stages of a  case  or  investigation.

Settlements, resolutions and outcomes in relation to ongoing  investigations  involving the RBS Group or the Group may result in material  financial fines or penalties, non-monetary penalties, ongoing  commitments, restrictions upon  or revocation of regulatory permissions and licences and other collateral consequences and  may  prejudice both contractual and legal  rights  otherwise available to  the Group and the outcome of  on-going claims against the Group may give rise to additional legal  claims  being  asserted against  the  Group,  any of  which  outcomes could materially adversely impact the Group’s  capital position  and prospects. Monetary penalties and other outcomes could be materially  in excess  of  provisions,  if  any,  made by the  Group. The adverse resolution of proceedings against the RBS Group, including the imposition of large monetary penalties or fines, may adversely affect the Bank or its subsidiaries by impacting investor and counterparty confidence in the Group by association with RBS Group and impact the Group’s ability to fund itself including due to reduced deposits and the RBS Group may no longer be able to extend intra-group funding to the Group. It is expected that the RBS Group and the Group will continue  to have a material  exposure to litigation and governmental and regulatory proceedings  and  investigations relating to legacy  issues  in  the  medium term. Adverse outcomes or resolution of current or  future  regulatory,  governmental  or law enforcement proceedings or  adverse judgements in  litigation  against the RBS Group or the Group could result in restrictions or limitations on the Group’s operations or have a material adverse effect on the Group’s reputation, results of operations, capital position and prospects.

The RBS Group or the Group  may  be required  to make  new  or  increase  existing  provisions in relation  to  existing  or  future  legal proceedings, investigations and governmental  and  regulatory  matters which may  be  substantial,  including  with  respect to  current  matters in  relation  to which  the  RBS Group and/or the Group have not  yet  recognised  legal  provisions.  In 2015, the RBS Group booked a provision of £334 million in respect of foreign exchange trading-related investigations. In 2015 the RBS Group booked an additional £2.1 billion related principally to mortgage-backed securities (“MBS”) litigation in the US (resulting in total provisions made for this matter of £3.8 billion, of which £0.1 billion had been utilised at 31 December 2015). No provisions have been made in relation to resolving the ongoing US Department of Justice and various US State Attorneys General investigations into MBS-related conduct matters.

Additional information

The costs of resolving these investigations and the costs (beyond existing provisions) of resolving MBS litigation in the US could individually or in aggregate prove to be substantial. The RBS Group also booked in 2015 additional provisions of £600 million for Payment Protection Insurance, resulting in total provisions made for this matter of £4.3 billion, of which £3.3 billion had been utilised by 31 December 2015 and there remains a risk of future provisions and costs. The provision for interest rate hedging products redress and administration costs was also increased by £68 million (net of releases) in 2015, with total provisions relating to this matter totalling £1.5 billion, of which £1.35 billion had been utilised at 31 December 2015. The  costs  of  resolving  these or other investigations and legal proceedings (beyond existing  provisions, if any) could  individually or in aggregate  prove  to be  substantial.  Significant  new  provisions or increases  in  existing  provisions  relating  to legal  proceedings,  investigations and governmental  and  regulatory  matters  may  have  a material adverse effect  on  the  Group’s financial condition and  results  of  operations  as  well  as  its reputation.

Pursuant to  the  State  Aid Commitment  Deed  and  its strategic programme, the RBS Group  is  in the  process  of  separating Williams &  Glyn.  The  scale  and  complexity of this process and the  diversion  of  RBS Group or Group resources required to support  it,  or  delays  in  meeting, or a failure to meet, the  divestment deadline, could have a material adverse effect  on  the  Group’s operations, operating  results, financial position  and  reputation.

The RBS Group has met all of the divestment commitments contained within the set of conditions upon which state aid approval was received from the European Commission for the financial assistance provided to the Group by the UK Government in December 2008, save for the divestment of the RBS Group’s RBS branches in England and Wales, the Group’s NatWest branches in Scotland, Direct SME banking and certain mid-corporate customers as a separate business under the Williams & Glyn brand (“Williams & Glyn”). In connection with the receipt of such aid, the RBS Group entered into a state aid commitment deed with HM Treasury (as amended from time to time, the “State Aid Commitment Deed”). In light of its obligations under the State Aid Commitment Deed to fully divest Williams & Glyn by the end of 2017, the RBS Group has been actively seeking to fully divest Williams & Glyn in accordance with this timetable.

Due to significant execution challenges, there is a significant risk that the separation and divestment will not be achieved by 31 December 2017.  The RBS Group continues to face significant challenges and risks in separating the Williams & Glyn business, some of which may only emerge as various separation process phases are progressed. The complexities or delays in separation may continue to impact the RBS Group’s ability to meet the divestment deadline, and could result in the RBS Group adopting an alternative divestment structure to either of the current plans for separation and divestment

There is potential for non-compliance if the RBS Group fails to meet this deadline, which might result in the RBS Group breaching the terms of the State Aid Commitment Deed and might constitute a misuse of state aid. In such circumstances, a divestiture trustee may be appointed, with the mandate to complete the disposal at no minimum price. This may adversely affect the attractiveness of, and result in additional execution risks in respect of the sale of, Williams & Glyn.

Furthermore, a failure to comply with the terms of the State Aid Commitment Deed could result in the imposition of additional remedies or limitations on the RBS Group’s operations, additional supervision by the RBS Group’s regulators, and loss of investor confidence, any of which could have a material adverse impact on the RBS Group, and as a result, could adversely affect the Group. Delays in execution may also impact the RBS Group’s ability to carry out its strategic programme and implement mandatory regulatory requirements, including the UK ring fencing regime, with which the Group is also required to comply. Such risks will increase in line with any additional delays.

The availability and interest of buyers or investors for Williams & Glyn or the ability of the RBS Group to divest the business on commercially attractive terms is not certain. In particular, Williams & Glyn is a complex business and unforeseen difficulties in integrating the business with that of any buyer could deter potential buyers from bidding for the business or completing the sale. In addition, the number of potential bidders with synergy potential or strategic interests may be limited and such investors may value the business below what the RBS Group considers to be the fair value of the Williams & Glyn business.

The divestment of the Williams & Glyn business from the RBS Group, including the separation of some of the Group’s operations, requires significant structural, governance and IT changes, which are complex to implement and will impact the RBS Group’s and Group’s customers, operations and controls. In particular, a key component of the current separation plan is the successful migration of the Williams & Glyn business to a stand-alone and operational technology platform. Given the current interconnectedness of the Williams & Glyn business and other parts of the RBS Group and the Group, this process will necessarily divert management and personnel resources from the effective conduct of the RBS Group’s and the Group’s operations and jeopardise the delivery and implementation of a number of other significant change projects resulting from mandatory regulatory developments or as part of its strategic programme. In addition, the execution of the separation and divestment, will result in significant costs. There are currently approximately 6,000 employees (FTE) engaged on the project and total costs incurred to 31 December 2015 relating to the separation and divestment of Williams & Glyn were £1.2 billion and are expected to increase through to completion. Although the RBS Group is committed to achieving the separation and divestment in the most cost-efficient manner, due to unforeseen complexities and factors outside of the RBS Group’s control, costs could be materially higher than currently contemplated.

Additional information

Furthermore, an essential precondition for a trade sale or IPO of Williams & Glyn will be the granting of a banking licence by the PRA, an application for which was submitted in September 2015, which in turn will depend, among other things, on demonstrating progress on the separation. Delays in obtaining the licence may impact the sale process and buyer confidence or the RBS Group’s ability to meet the prescribed deadlines for divestment. As a direct consequence of the divestment of Williams & Glyn, the RBS Group and the Group will lose existing customers, deposits and other assets. They may also lose the potential for realising additional associated revenues and margins, or cost savings that they otherwise might have achieved. The RBS Group will also be unable to fully reduce its shared central costs in proportion to the scale of reduction in income resulting from the divestment of Williams & Glyn. The RBS Group’s financial condition may also be exposed to risk with respect to the control, management and results of operations of Williams & Glyn during a transitional period. The divestment may also have a negative impact on the RBS Group’s or the Group’s competitive position, including through the emergence of a new competitor. Depending on the form in which Williams & Glyn is divested, the RBS Group or the Group may agree or be required to provide services for, or other forms of support (financial or otherwise) to, Williams & Glyn, which may result in reputational and financial exposure for the RBS Group or the Group and may require significant attention from the RBS Groups or the Group’s senior management, in particular in respect of managing conflicts of interests and confidentiality of data.

The Group’s businesses are subject to  substantial  regulation  and  oversight. Significant regulatory developments and increased  scrutiny by the Group’s key  regulators has  had  and  is  likely  to  continue  to increase  compliance  and  conduct  risks and could  have  a material adverse effect  on  how  the  Group  conducts its business  and  on  its results of operations and financial condition.

The Group  is  subject to extensive  financial  services laws, regulations, corporate governance  requirements,  administrative  actions  and  policies in each  jurisdiction  in which  it  operates.  Many of these  have  been  introduced  or  amended  recently and are  subject to  further  material changes. Among others, the adoption  of rules relating to  the  UK  ring-fencing  regime,  prohibitions  on  proprietary trading, the entry into force  of CRD IV  and  the  BRRD  and  certain  other  measures  in  the  UK and the EU  are  considerably affecting the  regulatory landscape in which  the  Group  operates  and  will operate in the  future.  Increased  regulatory focus in  certain  areas, including conduct,  consumer  protection  regimes,  anti-money laundering and  antiterrorism  laws  and  regulations, as well  as the provisions  of  applicable  sanctions  programmes and ongoing  and  possible  future  changes in the  financial services regulatory landscape (including  requirements imposed by  virtue of the Group’s  participation  in government or regulator-led  initiatives),  have  resulted  in the  Group  facing  greater  regulation  and  scrutiny in  the  UK  and  other  countries in  which  it operates.

Although it  is  difficult to  predict with certainty the effect that the recent  regulatory  changes,  developments and heightened  levels  of  public  and  regulatory scrutiny will have  on  the  Group, the enactment  and  implementation  of legislation and  regulations in  the  UK, the US and the  other  jurisdictions  in which  the  Group operates has resulted in increased  capital, funding and  liquidity requirements, changes in  the  competitive  landscape,  changes in other  regulatory requirements and increased  operating  costs, and has  impacted,  and  will continue to  impact,  product  offerings and business models.

Such changes  may  also result in an  increased  number  of  regulatory investigations and proceedings  and  have  increased  the  risks relating to  the  Group’s  ability to  comply with the  applicable  body of rules  and  regulations  in the  manner  and  within  the  time  frames  required. Changes in  accounting  standards or guidance  by internal accounting  bodies  or  in the  timing  of  their implementation,  whether mandatory or as  a result of recommended disclosure  relating  to  the  future  implementation  of  such  standards  could  also  result in  the  Group  having  to recognise  additional  liabilities  on  its  balance  sheet,  or  in further  write-downs  or  impairments. Any of  these developments  (including  failures to  comply with new  rules  and  regulations)  could  have  an  impact  on  how  the  Group  conducts its business, its authorisations  and  licences, the products  and  services  it  offers,  its reputation  and  the  value  of its assets, and  could  have  a material  adverse  effect  on  its  business, funding costs and results  of  operations  and  financial condition.

Areas in  which,  and  examples of where,  governmental policies, regulatory and accounting  changes  and  increased  public  and  regulatory scrutiny could have  an  adverse  impact  (some  of which could  be  material)  on  the  Group  include  those  set  out above as  well  as  the  following:

•         amendments to the framework or requirements relating to the quality and quantity of regulatory capital to be held by the RBS Group or the Group, either on a solo, consolidated or subgroup level, including amendments to the rules relating to the calculation of risk-weighted assets and reliance on credit ratings as well as tax rules affecting the eligibility of deferred tax assets;

•         new or amended regulations or taxes that reduce profits attributable to shareholders which may diminish, or restrict, the accumulation of the distributable profits or distributable items necessary to make distributions or coupon payments;

•         the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under MREL or by the Financial Stability Board’s recommendations on TLAC;

•         the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•         further investigations, proceedings or fines either against the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

Additional information

•         the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities and residential mortgage lending; additional rules and regulatory initiatives and review relating to customer protection, including the FCA’s Treating Customers Fairly regime and increased focus by regulators on how institutions conduct business, particularly with regard to the delivery of fair outcomes for customers and orderly/transparent markets;

•         the imposition of additional restrictions on the Group’s ability to compensate its senior management and other employees and increased responsibility and liability rules applicable to senior and key employees;

•         regulations relating to, and enforcement of, anti-bribery, anti- money laundering, anti-terrorism or other similar sanctions regimes;

•         rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;

•         changes to financial reporting standards (including accounting standards) and guidance or the timing of their implementation;

•         changes to risk aggregation and reporting standards;

•         changes to corporate governance requirements, corporate structures and conduct of business rules;

•         competition reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;

•         financial market infrastructure reforms in the EU establishing new rules applying to investment services, short selling, market abuse and investment funds;

•         increased attention to competition and innovation in UK payment systems following the establishment of the new Payments Systems Regulator and developments relating to current European proposals for a directive on payment services;

•         restrictions on proprietary trading and similar activities within a commercial bank and/or a group;

•         the introduction of, and changes to, taxes, levies or fees applicable to the Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, the introduction of the bank corporation surcharge of 8% which came into effect on 1 January 2016 or changes to the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

•         investigations into facilitation of tax evasion or the creation of new civil or criminal offences relating thereto;

•         the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in EU member states or in other countries, such as the US); and

•         other requirements or policies affecting the Group’s profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth, product offering, or pricing.

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

The RBS Group  is  currently implementing  a number  of  significant investment  and  rationalisation  initiatives  as  part of the RBS Group’s IT  investment  programme. Should such  investment  and  rationalisation  initiatives fail to achieve  the  expected  results,  it  could  have  a material adverse impact on the  Group’s operations and  its  ability  to retain  or  grow  its  customer business and could  require  the  Group  to recognise  impairment charges.

The RBS Group’s strategic programme  to  simplify and downsize  the RBS Group  with  an  increased  focus on service  to its  customers  involves  significant investments in  technology and more  efficient  support functions intended to  contribute  to delivering  significant  improvements in  the  RBS Group’s  Return  on  Equity and cost–to  income  ratio  in the  longer  term  as  well  as  improve  the  resilience,  control  environment,  accessibility  and  product  offering  of  the RBS Group, including the Group. The  RBS Group  has  an  IT  transformational  budget of around £4  billion  (which  excludes IT  expenditure  and  costs relating to  the  implementation  of  the UK ring-fencing regime  and  the  Williams &  Glyn  separation)  to be  spent from 2015 to 2017. At 31  December  2015,  £1.2  billion  of  this budget had  already been spent,  and  the  budget  for  2016  and  2017  is  now  higher  than  previously  estimated  as  business plans have developed.

This investment in  the RBS Group’s  IT  capability  will  be  used  to  further  simplify and upgrade  its (including the Group’s) IT  systems  and  capabilities  to  make them  more  cost-effective  and  improve  controls  and  procedures,  enhance  the  digital services provided to its  bank  customers and address system failures  which  adversely affect its relationship with  its customers and reputation  and  may  lead to regulatory  investigations and redress.

As with any project of comparable size and complexity, there can be no assurance that the RBS Group will be able to implement all of the initiatives forming part of its IT investment programme, on time or at all, and it may experience unexpected cost increases and delays. This is especially true in light of the separation of the Williams & Glyn business which requires the delivery of a stand- alone IT platform for the separated business, and the focus on meeting this requirement may limit the RBS Group’s capacity and resources to implement the planned changes to the Group IT infrastructure while the separation work is ongoing. Any failure by the RBS Group to implement or realise the benefits of its IT investment programme, whether on time or at all, could have a material adverse effect on the Group’s business, results of operations and its ability to retain or grow its customer business.

Additional information

The Group’s operations are highly  dependent  on  its and the RBS Group’s IT  systems.  A failure  of the RBS Group’s or the Group’s IT  systems could adversely affect its  operations  and  investor  and  customer  confidence  and  expose  the  Group  to regulatory  sanctions.

The Group’s operations are dependent  on  the  ability to  process a  very large number  of  transactions efficiently and  accurately while complying  with  applicable  laws and  regulations where  it does  business. The proper  functioning  of  the  Group’s payment systems, financial and  sanctions controls, risk management,  credit  analysis  and  reporting,  accounting, customer service  and  other  IT systems,  as  well  as the communication  networks  between  its branches  and  main  data  processing  centers,  are  critical to  the  Group’s  operations.

The vulnerabilities  of  the  Group’s IT systems are due  to their  complexity,  attributable  in part to  overlapping  multiple  legacy  systems resulting from  the  RBS Group’s  historical acquisitions and insufficient investment prior to 2013, creating challenges in  recovering  from  system  breakdowns. IT  failures  adversely affect the  Group’s relationship with  its  customers and  reputation  and  have  led,  and  may  in  the  future, lead  to regulatory investigations and  redress. The Group  experienced  system  failures  in  2012,  as  a result of which the  Group  was  required  to set  aside a provision  for  compensation  to  customers who  suffered  losses  as  a result  of  the  system failure and  that resulted in the  Group  reaching  a  settlement with the  FCA, the PRA and the  Central Bank of Ireland and  paying  related  fines.  The  Group  experienced  a limited  number  of  IT  failures  in  2015  affecting  customers,  although  improvements introduced since  2012 allowed  the  Group  to contain  the  impact  of  such failures.  The  Group’s regulators in  the  UK  are  actively  surveying  progress made by banks in  the  UK to  modernise,  manage  and  secure  their  IT infrastructures,  in  order  to prevent  future  failures affecting customers. Any critical system failure,  any prolonged loss  of  service availability or any  material  breach  of  data  security  could  cause  serious damage to  the  Group’s  ability  to  service  its  customers, could result in  significant  compensation  costs  or  fines  resulting  from  regulatory  investigations and could  breach  regulations under which  the  Group  operates.  In particular, failures or  breaches resulting in  the  loss or publication  of confidential customer data  could  cause  long-term  damage  to  the  Group’s  reputation, business and brands,  which  could  undermine  its  ability  to attract and keep  customers.

The RBS Group  is  currently implementing  a significant IT investment programme. A  failure to  safely and timely implement one  or  several  of these initiatives could lead  to disruptions of the Group’s IT  infrastructure  and  in turn cause  long-term  damage  to  the  Group’s reputation, brands,  results  of  operations  and  financial  position. See “The  RBS Group  is currently implementing a number  of  significant  investment  and  rationalisation  initiatives as part of  the RBS Group’s  IT  investment  programme.  Should  such  investment and rationalisation  initiatives fail to achieve  the  expected  results,  it  could  have  a material adverse impact on the  Group’s operations  and  its  ability to retain  or  grow  its customer business and could require the Group to recognise impairment charges.”

The Group  is  exposed  to cyberattacks  and  a  failure  to prevent  or  defend  against such  attacks  could  have  a material adverse effect  on  the  Group’s  operations, results of  operations  or  reputation.

The RBS Group and the Group are  subject to  cybersecurity threats which  have  regularly targeted financial institutions as  well  as governments and  other  institutions  and  have  increased  in frequency and severity in recent years. The Group  relies on the  effectiveness  of  its  internal policies and associated  procedures, infrastructure and  capabilities to  protect the confidentiality,  integrity and availability  of  information  held  on  its  computer systems, networks and mobile  devices, and on  the  computer  systems,  networks and mobile  devices  of  third parties  on  whom the  Group  relies.

The Group  also  takes measures to  protect  itself from attacks  designed  to prevent  the  delivery of critical business  processes  to  its  customers. Despite  these  preventative  measures, the RBS Group’s and the Group’s  computer  systems, software, networks and mobile  devices, and those  of  third parties  on  whom the  Group  relies, are vulnerable  to cyberattacks, sabotage, unauthorised  access, computer viruses,  worms  or  other  malicious code, and  other  events that have  a security impact.

Failure to protect the Group’s  operations from cyberattacks or to  continuously review and  update  current  processes  in  response  to  new  threats  could  result in the  loss of customer data  or  other  sensitive  information  as well  as instances of denial of  service for  the  Group’s customers. During  2015,  the  Group  experienced  a number  of  distributed  denial of service (“DDoS”)  attacks,  one  of  which  had  a temporary impact  on  some of  its web services,  as  well  as  a  smaller  number  of malware attacks. The Bank of England, the FCA and HM Treasury in  the  UK  and  regulators, in  the  US and in Europe  have  identified  cybersecurity  as  a  systemic risk to  the  financial  sector  and  highlighted  the  need  for  financial institutions to  improve  resilience  to  cyberattacks and the  Group  expects greater regulatory engagement, supervision and  enforcement  on  cybersecurity  in the  future. The Group  participated  in  the  Bank of England’s industry-wide  exercise  in 2015  to test  how  a  major  firm  responds  to  significant cyberattacks against its critical economic functions.

The outputs  of  this exercise and  other  regulatory and industry-led  initiatives  are  being  incorporated  into  the  Group’s on-going IT priorities and improvement  measures. The Group  expects that it and the RBS Group will be  the  target of continued attacks  in  the  future  and  there  can be  no  assurance  that the Group  will  be  able  to prevent  all threats. Any failure  in the  Group’s  cybersecurity policies, procedures or capabilities,  or  cyber-related  crime, could lead  to  the  Group  suffering  reputational damage and  a loss of customers, regulatory investigations or sanctions  being  imposed  and  could  have  a material adverse effect  on  the  Group’s  results  of  operations, financial condition or  prospects.

Additional information

The Group’s operations entail inherent reputational risk.

Reputational risk, meaning the  risk of brand  damage  and/or  financial loss due to a  failure  to  meet  stakeholders’  expectations  of  the  Group’s conduct, performance  and  business profile, is  inherent  in  the  Group’s business. Stakeholders include customers, investors, rating agencies, employees, suppliers, governments, politicians, regulators, special interest groups,  consumer  groups,  media  and  the  general  public.

Brand damage  can be  detrimental to the  business  of the Group  in a number  of ways,  including  its ability to  build  or  sustain  business  relationships  with  customers, low staff morale, regulatory censure or  reduced  access to, or  an  increase  in the  cost of, funding. In  particular, negative public  opinion  resulting  from  the  actual or perceived  manner  in which  the Group or any member of the RBS Group conducts its business activities and operations, financial performance,  ongoing  investigations and proceedings  and  the  settlement  of  any such  investigations  and  proceedings, IT  failures  or  cyber-attacks  resulting  in  the  loss  or  publication  of confidential customer  data  or  other  sensitive  information, the level  of  direct  and  indirect government support, or  actual or perceived  practices  in the  banking  and  financial industry may  adversely affect  the  Group’s  ability  to  keep  and  attract customers and, in particular,  corporate  and  retail  depositors.  Modern  technologies,  in  particular  online  social networks and  other  broadcast tools which facilitate  communication  with  large  audiences in  short time frames and with  minimal costs, may also significantly enhance and  accelerate  the  impact of damaging information  and  allegations.

Reputational risks may also be  increased  as  a  result  of  the restructuring  of the RBS Group  to implement its strategic programme  and  the  UK  ring-fencing  regime, which could, in turn, have an adverse effect on the Group. Although the  RBS Group  has  implemented a Reputational  Risk Policy across customer-facing businesses (including those of the Group) to improve  the  identification,  assessment  and  management of customers, transactions,  products  and  issues which represent  a reputational  risk, the Group  cannot ensure that it  will be  successful  in  avoiding  damage  to  its  business from reputational  risk,  which  could  result  in a material  adverse  effect  on  the  Group’s  business, financial condition,  results  of  operations  and  prospects.

The Group’s business performance  and  financial  position  could  be  adversely affected if  its or the RBS Group’s capital is  not  managed  effectively or if it  or the RBS Group is  unable  to  meet  its capital targets.

Effective management  of  the  RBS Group’s and the Group’s capital is  critical to  their ability to operate  their  businesses, comply with  regulatory obligations and pursue  the RBS Group’s strategy of returning to standalone strength, resume dividend payments on its ordinary shares and maintain discretionary payments.

The RBS Group and the Group (on a standalone basis) are required  by regulators in  the  UK, the EU and  other  jurisdictions  in  which  they undertake regulated  activities to  maintain  adequate  capital  resources.  Adequate  capital also gives the RBS Group and the Group financial flexibility in  the  face of  continuing turbulence  and  uncertainty  in the  global  economy and specifically in  its core UK  and  European  markets.  On  a fully loaded basis, the RBS Group’s and the Bank’s  CET1  ratio  was  15.5% and 11.6%, respectively, at  31  December  2015.

During the restructuring period and until the implementation of the UK ring-fencing regime in 2019, the RBS Group has lifted its capital targets and currently aims to have a CET1 ratio at or over 13%. The RBS Group plans capital levels for RBS Group and RBS Group entities, including the Group and the Bank based on regulatory requirements and additional internal modelling and stress scenarios.

However, the  RBS Group’s or the Group’s ability to  achieve  such targets  depends  on  a number  of factors, including the  implementation  of  the RBS Group’s strategic  programme  and  any of the factors  described  below.  A  shortage of  capital could arise  from:

•         a depletion of the RBS Group’s or the Group’s capital resources through increased costs or liabilities (including pension, conduct, litigation and legacy costs), reduced profits or losses (and therefore retained earnings) or reduced asset values resulting in write-downs or impairments;

•         an increase in the amount of capital that is needed to be held, including as a result of changes to the actual level of risk faced by the RBS Group or the Group, changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBS Group or the Group, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes or an increase in the RBS Group’s view of the management buffer it should hold taking account of, for example, the capital levels or capital targets of the RBS Group’s peer banks or through the changing views of rating agencies.

In addition, the RBS Group’s capital requirements, determined either as a result of regulatory requirements or management targets, may impact the level of capital required to be held by the Group and as part of its capital management strategy, the RBS Group may decide to impose higher capital levels to be held by the Bank or the Group.

The RBS Group’s and the Group’s current capital strategy is  based  on  the  expected  accumulation  of additional capital through the  accrual  of  profits  over  time  and/or  through  the  planned  reduction  of its risk-  weighted  assets through disposals or natural  attrition, the execution  of  which  is  subject to operational  and  market risks. Further  losses  or  a failure  by the Group to  meet  profitability targets or  reduce  risk-weighted  assets in accordance  with  or  within  the  timeline  contemplated  by  the  RBS Group’s  capital plan, combined with  a depletion  of its capital resources  or  an  increase  in the  amount of capital it  needs to  hold  (including  as  a  result  of the reasons  described  above),  would  adversely impact the Group’s  ability  to  meet  its  capital targets or  requirements and achieve  its capital strategy.

Additional information

If circumstances were  to result  in  the  RBS Group or the Group having  or  being  perceived  to have  a shortage  of capital as  a  result  of any of the circumstances  described  above, then the RBS Group may be subject to  regulatory interventions and  sanctions  and  may suffer a loss of confidence  in the  market  with  the  result that access to  liquidity  and  funding  may  become  constrained  or  more expensive.  This  may  also  trigger  the  implementation  of  its  capital recovery plans.

This, in  turn,  may  affect the RBS Group’s or the Group’s capacity to  continue  its  business  operations or pursue  strategic opportunities, impacting future  growth  potential, or impede the RBS Group’s ability to pay future dividends  and  make other  distributions (including coupons  on  capital  instruments). If, in  response  to  such  shortage, the RBS Group  is required to convert  certain  regulatory capital instruments into equity or raises  additional capital through the  issuance  of share capital  or  regulatory capital instruments, existing  RBSG shareholders  may  experience  a dilution  of their holdings. Separately, the RBS Group  may  address  a  shortage  of capital by  taking  action  to  reduce  leverage  and/or  risk-weighted  assets,  by  modifying  the  RBS Group’s legal entity  structure  or  by asset or  business  disposals. Such  actions  may adversely affect the Group results of operations, financial position or prospects.

Failure by the RBS Group or the Group to comply with regulatory capital and  leverage  requirements may  result  in  intervention  by their  regulators  and  loss  of  investor  confidence, and may  have a material  adverse  effect on the Group’s results of operations, financial condition and  reputation.

The RBS Group and, where applicable RBS Group entities, including the Group, are  subject to extensive  regulatory supervision in relation  to the  levels  and  quality of  capital they must hold,  including  as  a  result  of  the transposition  of the Basel  Committee  on  Banking  Supervision’s regulatory capital framework (“Basel  III”)  in  Europe  by a Directive  and  Regulation  (collectively known as  “CRD  IV”). In addition, the RBS Group  has  been  identified  as  a  global  systemically important bank  (“GSIB”) by the Financial  Stability  Board  (“FSB”)  and  is  therefore subject to  more intensive  oversight  and  supervision  by  its  regulators  as  well  as  additional  capital requirements, although in the  FSB’s most recent  annual  list  of GSIBs published in November  2015,  the  RBS Group  was  moved down  to the  last  bucket,  meaning that  it  will be  subject to  the  lowest  level  of additional loss-absorbing capital requirements.Each business within the RBS Group, including the Group, is subject to performance metrics respecting regulatory capital requirements to ensure that relevant Individual Capital Guidance or minimum CET1 levels are met.

Under CRD  IV, the RBS Group  is  required, on a consolidated basis, to hold  at  all times a  minimum  amount  of  regulatory  capital calculated as  a  percentage  of  risk-weighted  assets  (“Pillar  1 requirement”).  CRD  IV  also  introduced  six  new  capital  buffers that are  in addition  to  the  Pillar  1 and  Pillar  2A requirements (as  described  below)  and  are  required  to be  met  with  CET1  capital. In December  2015,  the  Bank of England published  a report  on  the  framework  of capital requirements for UK banks, which outlines the expectation  that  capital buffers be  used  actively by the  regulator  to  serve  a macro-  prudential  purpose.

The combination  of the capital conservation buffer  (which, subject to  transitional  provisions,  will  be  set  at  2.5% from 2019), the countercyclical capital buffer  (of up to 2.5%)  and  the  higher  of  (depending  on  the  institution)  the  systemic  risk  buffer, the global systemically important institutions  buffer  (“GSIB  Buffer”)  and  the  other  systemically important institutions buffer, is  referred  to as the “combined  buffer  requirement”.

These rules  entered  into  force  on  1 May 2014 for  the  countercyclical capital buffer  and  on  1  January 2016 for  the  capital conservation buffer  and  the  GSIB  buffer. The GSIB  buffer  is  currently set  at 1.5% for the  RBS Group,  but  will  reduce  to  1.0% on 1 January 2017, and is  being  phased  in over  the  period  from 1  January 2017 to 1 January 2019. The  systemic risk buffer  will  be  applicable  from  1  January 2019. The  Bank  of England’s Financial Policy Committee (the  “FPC”)  is  responsible  for  determining  which  institutions  should  hold  the  systemic  risk  buffer,  and  if  so,  how large  the  buffer  should  be  up  to  a  maximum  of  3%  of  a  firm’s risk-weighted  assets.  The  FPC  is  currently consulting  on  the  proposed  framework  for  the  systemic risk buffer, with final rules to  be  finalised  by 31 May 2016. The systemic  risk  buffer  is  part of the UK  framework for identifying  and  setting  higher  capital  buffers for domestic systemically important banks (“D-SIBs”), which are  groups  that,  upon  distress  or  failure, could have  an  important  impact  on  their  domestic financial systems. The Group expects that it may be designated as a D-SIB. This follows  on  2012  framework  recommendations by the FSB that national  authorities  should  identify D-SIBs and take  measures to reduce  the  probability and impact of the distress or failure  of D-SIBs. In  addition,  national supervisory authorities may  add extra  capital  requirements  (the  “Pillar  2A  requirements”)  to  cover  risks that they  believe  are  not covered or  insufficiently  covered  by Pillar 1 requirements.

The RBS Group’s current Pillar 2A requirement set  by the PRA is  set at  an  equivalent of 5.0% of risk-weighted assets.  The  PRA has also introduced  a firm specific Pillar 2B  buffer  (“PRA  buffer”)  which  is a  forward-looking  requirement set  annually and based  on  various  factors  including  firm-specific stress test results  and  credible  recovery and resolution  planning  and  is to  be  met  with  CET1  capital (in addition to any capital used to meet any Pillar 1 or Pillar 2A requirements). Where appropriate, the PRA may require an increase in an institution’s PRA Buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of weak risk management and governance, including with respect to the effectiveness of the internal stress testing framework and control environment. UK  banks are required  to meet the higher  of  the combined  buffer  requirement  or  PRA  buffer  requirement.  The  Pillar  2A  requirements and the  PRA buffer  will result in the  setting  of  a fixed  amount  of  CET1  capital which must  be  held  by  the  RBS Group  and may change during the period  of  restructuring  of the RBS Group,  while  risk-weighted  assets are expected  to continue  to reduce  during  the  same  period,  which  will  in turn  put pressure on  the  RBS Group’s  ability  to  maintain  its capital ratio  targets  and  implement its distribution  strategy.

Additional information

 In addition  to  capital  requirements  and  buffers, the new  regulatory framework adopted  under  CRD  IV,  as  transposed in the  UK, sets out  minimum leverage  ratio  requirements for financial institutions. The FPC  has directed the  PRA to  implement:  (i)  a  minimum  leverage  requirement  of  3%  which  applies to  major  UK banks, (ii) an  additional  leverage  ratio  to be  met  by  GSIBs  and  ring-fenced  institutions to be  calibrated  at 35% of  the  relevant  firm’s  systemic risk  capital buffer and  which  is  being  phased  in from  2016  and  (iii)  a countercyclical leverage ratio  buffer  for  all firms subject to  the  minimum leverage ratio  requirements  which  is  calibrated at  35%  of a  firm’s  countercyclical capital buffer.

Most of the capital  requirements which apply or will  apply  to  the RBS Group or to the Group (directly or indirectly as a result of RBS Group internal capital management) will  need  to be  met in whole  or  in part with CET1  capital.  CET1  capital broadly comprises retained  earnings and equity  instruments, including ordinary shares. As  a result, the RBS Group  may  be  required  to issue  additional  ordinary shares in order  to  maintain  or  increase  its CET1 capital  if  its  retained  earnings from the  profits of its operations are insufficient,  which  could  result in  the  dilution  of RBS Group existing shareholders.

Further, under  the  provisions  of  CRD  IV Regulation, deferred tax  assets that rely on future  profitability (for example,  deferred  tax  assets related to  trade  losses)  and  do  not arise from  temporary  differences,  must  be deducted  in full  from  CET1  capital.  Other  deferred  tax  assets  which  rely  on  future  profitability and arise  from  temporary differences are subject to  a threshold  test  and  only the amount  in  excess of the threshold  is  deducted  from  CET1  capital. The regulatory treatment of  such  deferred  tax  assets  may  change  and  adversely  impact the RBS Group’s or the Group’s CET1  capital and related  ratios.

The Basel  Committee  and  other  agencies remain focussed  on  changes that will increase, or recalibrate, measures of risk-weighted assets  as  the key  measure  of the different categories of  risk  in  the  denominator  of the risk-based  capital ratio. While  they  are  at  different stages of maturity, a number  of initiatives across risk  types and business lines are in  progress that are expected to impact the calculation  of  risk-weighted  assets.  The  Basel  Committee  is  currently consulting on  new  rules relating to the  risk  weighting  of  real  estate  exposures  and  other  changes  to  risk-weighting  calculations. These rules are expected  to be  finalised  later  in 2016  and  come into  force  by 2019.  In  the  UK, the PRA  is  also considering  ways  of  reducing  the  sensitivity of  UK  mortgage  risk weights to  economic conditions. The 2014  UK  stress test demonstrated that the risk  weights  on  some  banks’  residential  mortgage  portfolios can  increase  significantly in  stressed  conditions.

The Basel Committee also recently published for consultation a revised standardised measurement approach for operational risk. The new approach would replace the three existing standardised approaches for calculating operational risk, as well as the internal model-based approach. The proposed new methodology combines a financial statement-based measure of operational risk, with an individual firm’s past operational losses.

While the  quantum of  impact  of  these reforms remains uncertain owing  to  lack  of  clarity of the proposed  changes  and  the  timing  of their introduction, the implementation of such initiatives could  result  in  higher  levels  of  risk-weighted  assets and therefore  higher  levels of capital, and  in particular  CET1  capital, required to be held by the  RBS Group or the Group under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the PRA’s determination of the RBS Group’s Pillar 2A or PRA Buffer requirements with respect to such exposures.

If the RBS Group  is  unable to raise  the  requisite  amount of regulatory  capital,  or  if the RBS Group or the Group otherwise  fail to meet  regulatory capital and  leverage  requirements, they  may  be  exposed  to  increased  regulatory  supervision  or  sanctions, loss of investor or customer confidence, restrictions on  distributions or may be required  to reduce  further  the  amount  of their risk-weighted assets or total assets and  engage  in the  disposal of core and  other  non-core  businesses, which may  not  occur  on  a timely basis  or  achieve  prices which would  otherwise  be  attractive  to  the  RBS Group or the Group..  A  breach of  the RBS Group’s  applicable  capital  or  leverage  requirements  may  also trigger  the  application  of the RBS Group’s  recovery plan to remediate  a deficient  capital position. Any of these developments, including the failure by the RBS Group to meet its regulatory capital and leverage requirements, may have a material adverse impact on the Group’s capital position, operations, reputation or prospects.

The RBS Group  is  subject to  stress tests mandated by its regulators in  the  UK and in Europe  which  may  result in additional capital requirements  which, in  turn,  may  impact the RBS Group’s and the Group’s financial condition,  results  of  operations  and  investor  confidence  or  result  in restrictions on distributions.

The RBS Group  is  subject to  stress tests by its  regulator  in the  UK and by the European  regulators  with  respect to RBS  NV  and  Ulster  Bank.  The  results of the 2015  Bank  of  England stress tests showed  that  RBS Group’s capital position remained  above  the  Pillar  1 minimum capital requirements of  4.5% and met the leverage  ratio  of  3.0% in the  hypothetical stress scenario. Although the  PRA  judged  that the RBS Group  did  not  meet  its CET1 individual capital guidance  after  management  actions  in  this scenario, in light  of  past  and  future  plans to  improve  its  capital position, the PRA  did  not  require  the  RBS Group  to submit a revised  capital plan. In October  2015,  the  Bank of England published  its  approach  to  stress  testing  for  the  UK  banking  system applicable until  2018.  The  results  of  these  tests  will  be  used  by the FPC  and  the  PRA,  alongside  other  inputs, to  set  the  level of  a  financial  institution’s  capital buffers, in particular  the  capital conservation buffer,  countercyclical  buffer  and  the  PRA buffer.

The PRA  will  also  use  the  stress test results to  inform  its  determination  of  whether  banks’ current capital positions  are  adequate  or  need  strengthening.  For  some  banks,  their  individual stress-test results might imply that the capital  conservation  buffer  and  countercyclical  rates set for all banks is  not  consistent  with  the  impact of the stress  on  them. In that case, the  PRA  can increase  regulatory capital buffers for individual  banks by adjusting their  PRA  buffers.

Additional information

In addition, if  the stress  tests reveal that a bank’s  existing  regulatory capital buffers are not  sufficient to absorb  the  impact  of  the  stress, it  is  possible  that  it  will  need  to  take  action  to  strengthen  its capital position. There is  a  strong  presumption  that the PRA  would  require  a bank to  take action  if, at any point during  the  stress,  a  bank were  projected  to breach  any of its minimum CET1  capital  or  leverage  ratio  requirements.  However,  if  a bank  is  projected to fail  to  meet  its systemic buffers, it  will still be  expected  to strengthen  its capital position over  time  but  the  supervisory response is  expected to be  less intensive than  if  it  were  projected  to breach  its  minimum  capital  requirements.

Failure by the RBS Group  to meet  the thresholds set  as  part of the stress tests carried out by its regulators in  the  UK  and  elsewhere may  result in  the  RBS Group’s  regulators  requiring  the  RBS Group  to hold  additional capital (which may, in turn, result the Group being required to hold additional capital), increased  supervision  and/or  regulatory  sanctions,  restrictions  on  capital distributions and loss of investor confidence,  which  may impact  the RBS Group’s or the Group’s financial condition,  results  of  operations  and  prospects.

As a result of extensive  reforms being implemented  within  the  EU  and  the  UK relating to  the  resolution  of financial institutions,  additional  requirements  will  arise  to  ensure  that financial institutions maintain sufficient loss-absorbing capacity. Such changes to  the  funding  and  regulatory capital framework may  require  the  RBS Group  to meet  higher  funding  levels than anticipated  within  the RBS Group’s strategic plans  and  affect the RBS Group’s and the Group’s funding  costs.

In addition  to  the  capital  and  leverage  requirements under CRD  IV,  the EU  Bank  Recovery and Resolution  Directive  (“BRRD”)  introduces,  among  other  things, a  requirement for banks to  maintain  at  all  times a  sufficient  aggregate  amount  of  own  funds  and  “eligible  liabilities”  (that  is,  liabilities that can  absorb  loss  and  assist  in  recapitalising  a firm  in accordance  with  a predetermined  resolution  strategy), known as  the  minimum  requirements for eligible  liabilities  (“MREL”),  designed  to ensure  that the resolution  of  a  financial  institution  may  be carried  out, without public funds being  exposed  to the  risk  of  loss  and  in a way  which ensures the continuity of critical economic functions, maintains financial stability and protects depositors. MREL is being implemented  as  part  of the resolution  planning  process  and  not  as  a  separate  or  additional capital requirement under Basel III. Indeed, if  a  bank’s  resolution  plans  are  not  deemed  sufficient, the regulator  can  require  it to  carry higher MREL  over  and  above  regulatory  minima  and  potentially higher than  its  peers. Certain capital resources required  under  CRD  IV and  associated  institution-specific capital requirements set  by the PRA or  FCA may  count toward meeting  MREL,  but the PRA has indicated its  intention to prohibit  certain  double-counting  of existing capital resources. In particular, CET1 capital  used  to  meeting  a financial institution’s risk-weighted  or  leverage  buffer  requirements  may  not  count towards  meeting  MREL  requirements. As  a result,  the  RBS Group  may  be  required  to issue  additional instruments in  the  form  of  CET1  capital or subordinated  or  senior  unsecured  debt instruments and may  result in  an  increased  risk  of  a breach  of the RBS Group’s  combined  buffer  requirement, triggering the  restrictions  relating  to the  MDA  described  above.

In addition  to  the  requirements described above,  the  FSB  published  in November  2015  a final  term  sheet setting out its total loss-absorbing  capacity (“TLAC”) standards for global  systemically important banks (“G-SIBs”). Although the  Bank  of  England  has indicated that it  would  use its  powers  to  set  MRELs  for  G-SIBs to implement the FSB’s  TLAC standards, the TLAC  and  MREL  requirements differ in a  number  of ways.  The  EBA is  mandated to assess the implementation  of MREL in the  European  Union  and  the  consistency of MREL with  the  final  TLAC  standards in a report  required  by October 2016.

This may  result in  the  European  Commission  making  amendments  to  the  European  regime  on  loss-absorbing  requirements,  which  may in  turn  impact the UK  authorities’ implementation of the MREL  requirements  under  the  BRRD,  and  therefore  may  impact the quality or quantity of the capital  required  to be  held  by the RBS Group.

The UK  government is  required  to  transpose  the  BRRD's  provisions  relating  to MREL  into  law  through  further  secondary  legislation  with  a requirement  that the Bank  of  England take  into  account the final draft regulatory technical standards published by the EBA in  July  2015.  The  Bank  of  England  is  responsible  for  setting  the  MREL  requirements for each  UK bank, building  society and certain  investment firms in  consultation  with  the  PRA and  the  FCA, and such  requirement  will  be  set  depending  on  the  resolution  strategy  of  the  financial institution.

The Bank  of  England  is  currently consulting  on  the  approach  to  be  adopted  in setting  MREL,  including,  with  respect to  GSIBs, in  line  with  the  FSB’s  TLAC  standards. GSIBs will  be  expected  to meet their MREL  requirements from 1  January 2019 and  other  financial institutions by 1  January  2020,  subject to  transitional  arrangements. Until that time, MREL will  be  set  equal to  applicable  minimum capital requirements,  unless  the Bank  of  England  has particular concerns  about  a  firm’s  resolvability.  MREL  requirements are expected  to be  set  on a consolidated  and  individual  basis, on a case by case basis.

For the holding  entity of the banking  group,  the Bank of England has proposed to set MREL at  a  level  equivalent  to  two times the current  minimum Pillar 1 and  Pillar  2A  capital requirements for that  financial institution or, if  higher,  any  applicable leverage  ratio  requirement,  or  the  minimum capital requirements under Basel III plus, if  applicable, capital buffer  requirements:  one  for  loss  absorbency and one  for  recapitalisation. In terms of applying MREL requirements to individual banking group entities (such as the Bank), the Bank of England has indicated that it expects to align the scope of MREL with the scope of capital requirements, unless there are compelling reasons to deviate from this and that it will, on an entity-by-entity basis, consider whether individual entities within a group could feasibly enter insolvency upon the resolution of the group as a whole. Where this is the case those entities may be set an individual MREL equal to their regulatory minimum capital requirements. As a result, the Bank, on a solo basis, or the Group, on a sub-consolidated basis, may be required to meet specific MREL requirements set by the regulator.

Additional information

For institutions, including the  RBS Group,  for  which  bail-in  is  the required  resolution  strategy and which  are  structured  to permit  single  point  of  entry resolution due  to their  size  and  systemic  importance, the Bank  of  England has  indicated  that in  order  to qualify as MREL, eligible liabilities  (i.e. total loss-absorbing liabilities)  will  be  expected  to be  issued  from the resolution  entity  (i.e. the holding  company for the  Group)  and  be  structurally  subordinated  to operating  and  excluded  liabilities (which include  insured  deposits, short-term debt, derivatives, structured notes  and  tax  liabilities).

The capital  raised  through  such  issuances  would  then  be  transferred  downstream  to  material  operating  subsidiaries in  the  form  of  capital or another  form of  subordinated claim. In  this  way,  MREL  resources  will  be  structurally subordinated to  senior  liabilities of operating  companies, allowing losses from operating  companies to be  transferred  to the  holding  company and – if  necessary – for  resolution  to occur  at the holding  company level, without  placing  the  operating  companies  into  a resolution  process. In addition, the instruments which may  qualify towards  MREL  will  be  determined  in the  PRA’s final rules.

In order  to achieve  structural subordination for  MREL  purposes,  senior  unsecured  issuances  by RBSG will  therefore  need  to be  subordinated  to the  excluded  liabilities described above. The TLAC  standard  includes an exemption  from this requirement if  the  total  amount  of  excluded  liabilities  on  RBSG’s balance sheet  does  not exceed 5%  of  its external  TLAC  (i.e. the eligible  liabilities RBSG has  issued  to investors  which  meet the TLAC  requirements)  and  the  Bank of England has indicated in its  consultation  on  MREL  that it  intends to adopt a  similar  approach.

Compliance with  these  and  other  future  changes to  capital  adequacy and loss-absorbency  requirements in  the  EU and  the  UK  by the relevant  deadline  will  require  the  RBS Group  to restructure  its  balance sheet  and  issue  additional  capital compliant with  the  rules. In particular, these changes  will  require  the  RBS Group  to issue  Tier  1 capital (potentially including ordinary shares and  additional  Tier  1 instruments),  Tier  2 capital and certain  loss-absorbing  debt  securities, including senior  securities, which may  be costly and will  result in  certain  existing  Tier  1 and  Tier  2 securities  and  other  senior  instruments issued by the RBS Group  ceasing  to count towards  the  RBS Group’s loss-absorbing capital for the  purposes  of  meeting MREL/TLAC  requirements.

There remains considerable uncertainty as  to how  these  rules will be  implemented  and  the  final  requirements to  which  the  RBS Group  will  be  subject, and the  RBS Group  may therefore need  to revise  its  capital plan accordingly. The requirement to  increase  the  RBS Group’s, and, if applicable, the Group’s, levels  of CET1 and  Tier  2 capital, or other  debt securities which  qualify for meeting  MREL, could have  a number  of negative consequences for the  RBS Group or the Group, including with respect to the RBS Group, including  impairing  the  RBS Group’s potential future ability  to pay dividends on, or  make  other  distributions in respect of, ordinary shares and diluting  the  ownership  of  existing  shareholders  of the RBS Group.

The Group’s borrowing  costs and  its sources of liquidity depend  significantly on its and the RBS Group’s credit ratings and,  to  a lesser  extent,  on  the  rating  of the UK Government.

The credit  ratings  of the Bank, its principal subsidiaries, as well as those of RBSG,  The Royal  Bank of Scotland plc  (“RBS  plc”)  and  other  RBS Group  companies  directly affect the cost  of,  access to  and  sources  of  their  financing  and  liquidity.A  number of  UK and other  European  financial  institutions, including RBSG,  RBS  plc  and other  RBS Group  companies, have been  downgraded  multiple  times in  recent years in  connection  with  rating  methodology changes and  credit rating agencies’ revised outlook  relating  to regulatory developments, macroeconomic trends and a financial  institution’s  capital position and  financial prospects.

During 2015,  credit  rating  agencies completed their  reviews  and  revisions  of  their ratings  of  banks  by country to  address the agencies’ perception of the impact of ongoing  regulatory changes designed  to improve  the  resolvability of banks in  a  manner  that  minimises systemic risk, such that the likelihood  of  extraordinary  support for failing  banks is  less predictable, as  well  as to  address  the  finalisation  of  revised  capital  and  leverage  rules  under  CRD  IV  and  firm-specific requirements.

As a result,  RBSG’s and other RBS Group entities, including the Bank’s, and Ulster Bank Ireland Ltd.’s (“UBIL”) long-term (and for some RBSG entities short term) credit ratings were  downgraded  by S&P and Fitch. S&P further downgraded  the  long-term  credit rating of RBSG and other RBS Group entities, including the Bank, as  a  result  of  a  number  of  factors, including  S&P’s assessment of  the RBS Group’s  financial flexibility to absorb  losses while a going  concern, and the  RBS Group’s underperformance relative  to similar  peers  in  terms  of  profitability.  Moody’s  also  finalised  its  review  of  RBS  and  downgraded  RBSG’s long-term senior  unsecured  and  issuer  credit  ratings by two  notches. The long-term  deposit and senior  unsecured  ratings for RBS  plc and certain  other  subsidiaries of RBSG, including the Bank, however, were  upgraded  by one notch  to  take  into  account the protection  offered  to senior  unsecured  creditors by loss-absorbing capital. The credit ratings of  RBSG  and UBIL are  rated below  investment  grade  by that credit agency.  The  outlook for RBSG  and the Bank by Moody’s and S&P is  currently positive and  is  stable for  Fitch.

Rating agencies  regularly review the  RBSG  and  Group  entity  credit  ratings, including those of the Bank and UBIL, and their  ratings  of  long-term  debt  are  based  on  a  number  of  factors, including  the  RBS Group’s  financial strength  as well  as factors not  entirely within the  RBS Group’s control, including conditions  affecting  the  financial services industry generally.

In particular, the rating  agencies  may further review  the  RBSG  and  Group  entity  ratings, including those of the Bank or UBIL, as a result  of the implementation  of the UK  ring-fencing  regime,  pension  and  litigation/regulatory  investigation  risk and other  macroeconomic  and  political  developments, including as  a  result  of an outcome  in  favour  of an exit  from  the  European  Union.

Additional information

Any further reductions  in  the  long-term  or  short-term  credit  ratings  of  the Bank, UBIL or RBSG  or  of certain of RBSG’s subsidiaries, including  further  downgrades  below  investment  grade,  could  increase  the Group’s funding and  borrowing  costs,  require  the  Group  to replace  funding  lost  due  to  the  downgrade,  which  may  include  the  loss of customer deposits  and  may  limit  the Group’s  access to  capital and money  markets and trigger  additional  collateral or other  requirements in  derivatives  contracts and other  secured  funding  arrangements  or  the  need  to amend  such  arrangements, limit the range  of  counterparties willing  to enter  into  transactions  with  the  Group  and  its subsidiaries and adversely affect its competitive position,  all  of which could  have  a material  adverse  impact on the  Group’s  earnings, cash flow  and  financial  condition.

Any downgrade  in the  UK Government’s credit ratings could  also  adversely affect the credit ratings of the Bank, UBIL, RBSG and RBS Group  companies  and  may  result in  the  effects noted above.  In  particular,  political  developments, including any exit, or uncertainty  relating  to a potential  exit, of the UK  from the  European  Union  or  the  outcome  of  any further Scottish  referendum  could  during  a transitional  period  negatively impact the credit ratings of the UK Government and  result in a downgrade of  the  credit  ratings  of  the Bank, RBSG  and  RBS Group  entities.

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

Credit markets worldwide,  including  interbank  markets,  have  experienced  severe  reductions in liquidity and term funding  during  prolonged  periods  in recent years. In 2015, although the RBS Group’s and the Group’s overall  liquidity position remained  strong, credit markets  experienced  increased  volatility and  certain  European  banks,  in  particular  in the  peripheral  countries  of Spain, Portugal, Greece  and  Italy, remained reliant  on  the  ECB  as  one  of their principal  sources  of liquidity.

The Group  relies on retail  and  wholesale  deposits to  meet a  considerable  portion  of its funding. The level  of  deposits may fluctuate  due  to  factors outside the  Group’s control, such as  a loss of confidence (including in other RBS Group entities), increasing  competitive  pressures for retail  customer  deposits  or  the  repatriation  of  deposits  by  foreign  wholesale  depositors,  which  could  result in  a  significant outflow of  deposits  within  a short period of time.

An inability to grow,  or any material  decrease  in, the Group’s  deposits could, particularly if accompanied by one of the other  factors  described above, have a material  adverse impact  on  the  Group’s  ability  to  satisfy  its  liquidity needs. Increases in the  cost  of  retail deposit funding may  impact the Group’s margins and profitability.

The market  view  of  bank  credit risk has  changed radically as a  result  of  the financial  crisis and banks perceived by  the  market to  be  riskier  have  had  to issue  debt at significantly higher costs.  Although  conditions have improved,  there  have  been  recent  periods  where  corporate  and  financial institution counterparties  have  reduced  their  credit exposures to banks  and  other  financial  institutions, limiting the  availability  of  these  sources  of  funding. The  perceived ability  of the Bank of England to resolve  the  RBS Group  in an  orderly manner may  also  increase  investors’ perception of risk and  hence  affect the availability and  cost of funding for  the RBS Group.

Any uncertainty relating  to  the  credit  risk  of financial institutions may lead to reductions in levels of interbank lending or  may  restrict the Group’s  access to  traditional sources of funding  or  increase  the  costs  or  collateral  requirements for accessing  such  funding.

The RBS Group and the Group have,  at  times, been required  to rely on shorter-term  and  overnight  funding  with  a consequent  reduction  in overall  liquidity, and to increase  recourse  to liquidity  schemes  provided  by central banks. Such  schemes  require  assets to  be  pledged  as collateral. Changes in  asset  values or eligibility  criteria  can reduce  available  assets  and  consequently available liquidity, particularly during periods of stress when  access to the  schemes  may  be needed  most.  The  implementation  of the UK  ring-fencing  regime  may  also impact the RBS Group’s funding strategy which is managed centrally and applies to the Group, and  the  cost  of  funding may  increase  for  certain  Group  entities, including the Group, which  will  be  required  to manage  their  own  funding  and  liquidity  strategy.

If the Group  is  unable to raise  funds through deposits or in the  capital  markets, its liquidity position could  be  adversely  affected  and  it  might  be  unable  to  meet  deposit withdrawals  on  demand  or  at their contractual  maturity,  to  repay borrowings  as  they  mature, to  meet  its obligations under  committed  financing  facilities, to  comply with regulatory funding requirements or to fund  new  loans, investments and  businesses. The Group  may  need  to liquidate  unencumbered  assets to  meet  its liabilities, including  disposals of assets not  previously identified for  disposal  to reduce  its funding commitments.  In  a  time  of reduced liquidity,  the  Group  may  be unable  to  sell  some of its assets, or may  need to  sell  assets  at depressed prices, which in either  case  could  have  a material adverse effect  on  the  Group’s financial condition and  results  of  operations.

Additional information

The Group’s business and results of operations may  be  adversely affected by  increasing  competitive  pressures  and  technology disruption in the  markets in which  it  operates.

The markets for UK financial services, and  the  other  markets  within  which  the  Group  operates,  are  very competitive, and  management  expects  such  competition  to  continue  or  intensify in  response  to  customer  behaviour, technological changes (including  the  growth  of  digital  banking), competitor behaviour,  new  entrants  to  the  market  (including  non-traditional  financial  services providers such  as large retail  or  technology  conglomerates),  new  lending  models  (such  as peer-to-peer lending)  and  the  impact  of  regulatory actions and  other  factors.

In particular, the emergence  of  disintermediation  in the  financial  sector  resulting  from  new  banking, lending and  payment  solutions  offered  by rapidly evolving incumbents,  challengers  and  new  entrants,  in  particular  with  respect  to payment services and products,  and  the  introduction  of disruptive technology  may  impede  the  Group’s ability to  grow  or  retain  its market share  and  impact  its revenues and  profitability,  particularly in  its key  UK retail  banking  segment. Increasingly many  of the products  and  services offered by the Group  are, and will  become, technology intensive  and  the  Group’s  ability  to  develop  such  services  has  become  increasingly important to retaining  and  growing  the  Group’s customer business in  the  UK.

There can be  no  certainty  that the Group’s  investment  in  its IT capability  intended  to address the material increase in  customer  use of online and  mobile  technology for banking  will  be  successful  or  that it  will allow  the  Group  to continue  to grow  such  services in  the  future. Certain of  the Group’s current or  future  competitors  may  have more  efficient  operations, including better  IT  systems  allowing  them  to implement  innovative  technologies  for  delivering  services to  their  customers. Furthermore, the Group’s competitors may  be better  able  to attract  and  retain  customers and key  employees and may  have access to  lower cost funding and/or  be  able  to attract deposits on more  favourable  terms than the  Group. If the  Group  is  unable  to offer  competitive, attractive and  innovative  products that are  also  profitable, it  could lose  market share, incur  losses  on  some  or  all  of  its activities and lose  opportunities for growth.

In addition,  constraints  imposed  on  the  Group’s  ability  to  compensate  its employees at the same level  as  its  competitors, may also have  an  impact  on  its ability to  compete  effectively. Intensified competition  from  incumbents, challengers and  new  entrants  in  the  Group’s  core markets could lead  to greater  pressure  on  the  Group  to maintain  returns  and  may  lead to unsustainable  growth  decisions. These and  other  changes in the  Group’s competitive environment  could  have  a material adverse effect on the  Group’s business, margins, profitability, financial condition  and  prospects.

The Group  operates in markets that are subject to intense  scrutiny by the  competition  authorities and its  business  and  results of operations could be  materially affected by  competition  rulings and other  government  measures.

The competitive  landscape  for  banks and other  financial  institutions in  the  UK and the rest  of  Europe is  changing rapidly.  Recent regulatory and legal  changes  have  and  may  continue  to result in new  market  participants and changed  competitive  dynamics  in  certain  key areas, such as  in  retail  banking  in the  UK  where  the  introduction  of  new  entrants  is  being actively encouraged by the UK  Government.  The  competitive  landscape  in  the  UK is  also  likely  to  be  affected  by  the  UK  Government’s implementation of the UK  ring-fencing  regime  and  other  customer  protection  measures  introduced  by  the  Banking  Reform  Act  2013.

The implementation  of these reforms  may  result in  the  consolidation  of  newly  separated businesses  or  assets of certain financial institutions with  those  of  other  parties  to realise  new  synergies  or  protect  their competitive  position  and  is likely  to  increase  competitive  pressures  on  the  Group.

The UK  retail  banking  sector  has  been  subjected  to intense  scrutiny by the UK competition authorities and by other bodies in  recent  years,  including  market  reviews  conducted  by the Competition  &  Markets Authority (“CMA”)  and  its predecessor the  Office  of  Fair  Trading  regarding  SME banking  and  Personal  Current  Accounts  (“PCAs”), the Independent  Commission  on  Banking  and  the  Parliamentary Commission on  Banking  Standards.  These  reviews  raised  significant concerns about the effectiveness  of  competition in  the  banking  sector.  Although  these  reviews are  ongoing,  preliminary findings in  the  CMA’s  Retail Banking Market Investigation contemplated  proposing  measures  primarily intended to make  it  easier for  consumers  and  businesses to  compare  bank  products,  increase  the  transparency of  price  comparison  between  banks and amend overdraft charging, which  would,  if  implemented,  impose  additional compliance requirements  on  the  Group  and  could,  in  aggregate,  adversely  impact the Group’s  competitive  position,  product  offering  and  revenues.  The  wholesale  banking  sector  has also been  the  subject  of  recent scrutiny.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the Group operates or result in restrictions on mergers and consolidations within the UK financial sector. The impact of any such developments in the UK will become more significant as the Group’s business becomes increasingly concentrated in the UK retail sector. These and other changes to the competitive framework in which the Group operates could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

Additional information

The Group  is  exposed  to conduct  risk  which  may  adversely  impact the Group  or  its  employees and may  result in  conduct  having  a detrimental  impact  on  the  Group’s customers or  counterparties.

In recent  years, the Group  has  sought  to  refocus its culture on  serving  the  needs  of  its  customers and continues to  redesign  many  of  its systems and  processes to promote  this focus and strategy. However,  the  Group  is exposed  to various  forms of conduct risk in  its  operations. These include  business and strategic planning that  does  not  consider  customers’  needs,  ineffective  management and monitoring  of  products and their  distribution, a  culture  that is  not customer-centric, outsourcing of  customer  service  and  product delivery  via third  parties that do  not  have  appropriate  levels  of  control,  oversight  and  culture, the possibility of  alleged  mis-selling  of  financial products or the  mishandling  of complaints related  to the  sale  of such products, or poor  governance  of  incentives and rewards.  Some of these risks have materialised  in the  past and ineffective  management and oversight  of conduct issues may result in  customers  being  poorly  or  unfairly treated and  may  in the  future  lead  to further  remediation  and  regulatory  intervention/enforcement.

The Group’s businesses are also exposed  to risks  from employee  misconduct  including  non-compliance  with  policies  and  regulatory  rules,  negligence  or  fraud, any of which could  result in regulatory  sanctions and serious reputational or financial harm  to the RBS Group and the Group.  In recent  years, a number  of  multinational  financial institutions, including  entities within the RBS Group, have suffered  material losses due  to  the  actions  of  employees. It is  not always  possible  to  deter  employee  misconduct  and  the  precautions the Group  takes to prevent  and  detect this activity  may  not  always  be  effective.

The Group  has implemented a number  of  policies and allocated  new  resources  in order  to help  mitigate  against these risks. The Group  has  also  prioritised  initiatives to reinforce  good  conduct  in  its  engagement with the  markets in  which  it operates, together with  the  development  of  preventative  and  detective  controls in  order  to positively influence behaviour.  The Group’s strategic programme is also intended to improve the Group’s control environment. Nonetheless, no assurance  can  be  given  that the Group’s  strategy and control framework will  be  effective  and  that conduct issues will not  have  an  adverse  effect  on  the  Group’s  results  of  operations, financial condition or  prospects.

The Group  may  be adversely impacted if  its risk  management is  not  effective.

The management of risk is an integral part of all of the Group’s activities. Risk management comprises the definition and monitoring of the Group’s risk appetite and reporting of the Group’s exposure to uncertainty and the consequent adverse effect on profitability or financial condition arising from different sources of uncertainty and risks as described throughout these risk factors. Ineffective risk management may arise from a wide variety of events and behaviours, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to manage  risks effectively could adversely impact the Group’s  reputation  or  its relationship with  its customers, shareholders  or  other  stakeholders, which in turn  could  have  a significant  effect  on  the  Group’s business prospects, financial condition  and/or  results  of  operations.

Risk management  is  also  strongly  related  to the  use  and effectiveness of  internal  stress tests and  models. See “The  Group  relies on valuation,  capital and stress test models to  conduct  its  business, assess its risk  exposure and  anticipate  capital  and  funding  requirements.  Failure  of these models to provide  accurate  results or accurately  reflect  changes in the  micro  and  macroeconomic  environment  in  which  the  Group  operates could have  a material adverse effect  on  the  Group’s  business,  capital and  results.”

A failure  by the Group  to embed  a strong risk culture  across the organisation  could  adversely affect  the  Group’s ability to  achieve  its  strategic objectives.

In response  to weaknesses identified in previous  years, the  RBS Group is currently  seeking  to embed  a strong  risk culture within  the  RBS Group (including the Group) based  on  a robust  risk appetite and  governance  framework.  A  key  component  of this approach  is the three  lines of defence  model  designed  to identify, manage and  mitigate  risk  across  all levels of the organisation. This framework is still in the process of being implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. A  failure by any of these three  lines to  carry out their responsibilities  or  to effectively  embed  this culture could  have  a material  adverse  effect on the  Group  through  an  inability to  achieve  its strategic  objectives for its customers,  employees  and  wider  stakeholders.

The RBS Group and the Group are  subject to pension  risks  and  may  be required  to make additional contributions to  cover pension  funding  deficits  and  to restructure  its pension schemes as a result  of  the implementation  of  the UK ring-fencing regime.

The RBS Group and the Group maintain a number  of  defined  benefit  pension  schemes for certain  former  and  current  employees. Pension risk  is  the risk that the assets of the RBS Group’s  various defined benefit  pension  schemes, including those in which the Group participates, do not fully match  the  timing  and  amount  of  the schemes’ liabilities, as a result of which  the  RBS Group and/or the Group are  required  or  chooses to  make additional contributions to address deficits that may  emerge.  Risk  arises from the  schemes because the  value  of  the  asset portfolios may  be less than expected  and  because  there  may  be greater  than  expected  increases in  the  estimated  value  of  the  schemes’ liabilities and  additional future contributions  to the  schemes may be required.

Additional information

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation. In particular, as life expectancies increase, so too will the pension scheme liabilities; as the impact on the pension scheme liabilities due to a one year increase in longevity is expected to be £853 million.

Given recent  economic and financial market difficulties  and  volatility, the low  interest rate environment  and  the  risk that such  conditions may occur again  over  the  near  and  medium  term, the RBS Group  has  experienced  increasing  pension  deficits  and  was required  to make  further  contributions  following  the  last triennial valuation  of The Royal Bank of Scotland Group  Pension  Fund,  which is the Group’s  main  defined  benefit pension scheme  (the  “Main  Scheme”), which showed  that  the  value  of  liabilities  exceeded  the  value  of  assets by £5.6 billion  at  31  March  2013,  a  ratio  of  82%.

Following the  publication  of  the IASB’s  exposure  draft of amendments to IFRIC  14,  the RBS Group and the Group have revised  their pension accounting  policy for determining  whether  or  not  they have an  unconditional right to a refund  of any  surpluses in their employee pension  funds.  This change has  resulted  in  the  accelerated  recognition  of  a  £4.2  billion  liability  corresponding  to  the  nominal  value  of  all committed contributions in respect of past service pursuant to  the  May 2014 triennial  valuation  agreement  with  the  Main  Scheme  pension  trustee.

The RBS Group  has agreed in principle  with  the  Main  Scheme  pension  trustee  to  make an  accelerated  cash  payment of the outstanding  committed  future  contributions  (£4.2  billion)  to the  Main  Scheme  (the  majority of which payment  has  been  provided  for  as a result  of  the  accounting  policy change described  above)  and  to bring  forward  the  next  triennial  valuation  to be  as of a date  between 31  October  2015  and  31  December  2015.  The  contribution  of  £4.2  billion  was paid  by the Group in March 2016. The  2015  triennial  valuation  is  expected to result  in a significant  increase  in  the  regular  annual  contributions  in  respect of the ongoing  accrual  of  benefits. This will  have  the  effect  of  significantly decreasing the  amount  of  any pension surplus that the RBS Group and the Group can recognise  as  a  balance  sheet asset.

The next  triennial  period  valuation  will  therefore  take  place  in Q4  2018  and  the  Main  Scheme  pension  trustee  has agreed that  it  would  not  seek a new  valuation  prior  to that  date, except where  a material change arises.  Notwithstanding  this  accelerated  payment and any additional contributions which  may  be required  beforehand  as  a  result  of a  material  change, the RBS Group  expects  to have  to agree  to additional contributions to which the Group will contribute, over and  above  the  existing  committed  past  service  contributions, from Q1  2020  as  a  result  of  the next  triennial valuation. The  underlying  assumptions  used  to calculate  the  triennial valuation deficit  as  at  31  March  2013  are  set out further in note  4 Pensions  on  page 128.

The cost of such additional contributions could be material and any additional contributions that are committed to the Main Scheme following new actuarial valuations would in turn, under RBS Group’s and the Group’s revised accounting policy, trigger the recognition of a significant additional liability in the RBS Group’s and the Group’s accounts, which in turn could have a material adverse effect on the Group’s results of operations, financial position and prospects.

In addition, the UK ring-fencing regime  will  require  significant  changes to  the  structure  of  the RBS Group’s  existing  defined  benefit  pension  schemes as RFB entities may  not be liable  for  debts to pension  schemes that might arise  as a result of the failure  of a NRFB entity after 1 January 2026. The restructuring of the RBS Group’s defined benefit pension plans to implement the UK ring-fencing regime could  affect assessments of  the RBS Group’s  schemes deficits, or result in the pension scheme trustees making a determination that the employer covenant has been weakened, and result in additional contributions being required.

The RBS Group  is  developing  a strategy to  meet these requirements,  which  has  been  discussed  with  the  PRA and will  require  the  agreement of the pension  scheme  trustee. Discussions with  the  pension  scheme  trustee  will  be  influenced  by the RBS Group’s overall ring-fence  strategy and its  pension  funding  and  investment  strategies.

If agreement  is  not  reached  with  the  pension  trustee,  alternative  options less favourable to the  RBS Group  will  need  to be  developed  to meet the requirements  of  the pension  regulations. The costs  associated  with  the  restructuring  of  the RBS Group’s existing defined  benefit  pension  schemes  could  be  material and could  result in  higher  levels  of  additional contributions than those  described  above  and  currently agreed with  the  pension  trustee  which  could  have  a material adverse effect  on  the  Group’s  results  of  operations, financial position  and  prospects.

Pension risk  and  changes to  the  RBS Group’s  funding  of its pension  schemes  may  have a significant impact on the  RBS Group’s and/or the Group’s  capital position.

The RBS Group’s capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net asset pension balances are to be deducted from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the RBS Group being required to carry a capital add-on to mitigate stress on the pension fund and finally the RBS Group’s target CET1 ratio incorporates a management buffer over the combined buffer requirement which assumes, amongst other risks, a buffer to mitigate a deterioration in the RBS Group’s pension fund position. Changes to the RBS Group’s capital position or capital requirements relating to pension risks, are then reflected in the capital which the Group is required to hold, in line with the RBS Group’s capital strategy which requires Group entities, including the Group, to maintain adequate capital at all times. In addition, an increase in the pension risk to which the Group is exposed (as a result of its participation in the Main Scheme) may result in increased regulatory capital requirements applicable to the Group on an individual basis.

Additional information

The Group  believes that the accelerated  payment to  the  Group’s  Main  Scheme  pension  fund  will  improve  the  RBS Group’s capital planning  and  resilience  through  the  period  to 2019  and  provide  the  Main  Scheme  pension  trustee  with  more flexibility over its  investment strategy. The RBS Group  estimates that the accelerated  payment will adversely impact the RBS Group’s  CET1  capital in 2016  by 30 to 40  basis  points and reduce  the  Group’s  MDA level of  CET1  capital or management  buffer  capital required for  pension  risk  which may  trigger  MDA  requirements and result in  mandatory  restrictions  on  discretionary distributions.

The RBS Group’s  expectations  as  to  the  impact on its  and the Group’s capital position of this payment in  the  near  and  medium  term  and  of the accounting  impact  under  its revised accounting  policy are based  on  a number  of  assumptions  and  estimates, including with  respect  to  the  beneficial impact on its Pillar 2A  requirements and confirmation of such impact by the PRA and  the  timing  thereof,  any of  which  may prove to be  inaccurate  (including  with  respect to  the  calculation  of the CET1  ratio  impact  on  future  periods),  including  as  a  result  of  factors outside  of  the RBS Group’s  control (which include the PRA’s approval). As a result,  if  any of  these  assumptions proves inaccurate, the RBS Group’s capital position may  significantly deteriorate and  fall  below  the  RBS Group’s  or  the Group’s  minimum capital requirements  and  in  turn  result  in  increased  regulatory  supervision  or  sanctions, restrictions on  discretionary  distributions or loss of investor confidence, which could  individually or in aggregate  have  a material adverse effect on the RBS Group’s and the Group’s results  of  operations, financial prospects or reputation.

The impact of the Group’s  pension  obligations  on  its  results  and  operations  are  also  dependent on the  regulatory environment in  which  it operates.  There  is a risk that changes in prudential  regulation,  pension  regulation  and  accounting  standards, or a lack  of  coordination  between  such sets  of  rules,  may  make  it  more  challenging  for  the  Group  to manage  its  pension  obligations resulting in an  adverse  impact  on  the  Group’s  CET1  capital.

The RBS Group  has been, and  will  remain,  in  a period  of  major restructuring  through  to 2019, which carries significant execution  and  operational  risks, and there  can  be  no  assurance  that the final  results  will  be  successful and that the RBS Group  will  be  a viable,  competitive, customer-focussed and  profitable  bank.

In the first quarter of 2015, the RBS Group articulated a new strategy focussed on the growth of its strategic operations in UK Personal & Business Banking and Commercial & Private Banking and the further restructuring of its Corporate and Institutional Banking (“CIB”) business to focus mainly on UK and Western European corporate and financial institutions. It also announced the acceleration of the run-down of certain of its operations, businesses and portfolios in order to reduce risk-weighted assets as well as the scope and complexity of its activities.

In 2015, the RBS Group  also  continued  the  run-down  of  the  higher  risk  and  capital  intensive  assets  in  RBS  Capital Resolution (“RCR”),  which  has  now  been  merged  into  Capital  Resolution, and strengthened  the  RBS Group’s  capital position, including  through  the  full  divestment  of  the RBS Group’s  interest in Citizens Financial Group  (“CFG”),  which  were  key goals of  its previous strategic plan.

This strategy is  intended  to leave  the  RBS Group  better  positioned  for  the  implementation  of  the UK ring-fencing regime. The RBS Group  also remains focussed on  meeting  its returns and efficiency  targets  (including  cost reductions) as  well  as improving customer  experience  and  employee  engagement.

The RBS Group’s  strategy  is  also  focussed  on  strengthening  its  overall capital position.  During  the  restructuring  period  and  until the implementation  of  the UK ring-fencing regime  in 2019,  the RBS Group  has  lifted  its capital targets and currently aims for a CET1  ratio  at  or  over  13%.

Implementing the  RBS Group’s  current strategic programme, including the  restructuring  of its CIB  business, will require  further  material  changes to be  implemented  within  the  RBS Group  over  the  medium  term  at  the  same  time  that  it  will  also  be  implementing  structural  changes to  comply  with  the  UK  ring-fencing  regime  and  divesting  Williams &  Glyn.  The  RBS Group  expects this restructuring  period  to  be  disruptive  and  likely to  increase  operational  and  people  risks  for  the  RBS Group  and  may  divert  management resources from the  conduct of the RBS Group’s operations and  development of its business, any of which, could adversely affect the Group.

The RBS Group  may  not  be  able  to  successfully implement any part of  its  strategic programme  in  the  time  frames contemplated or  at  all,  and,  as a result, the RBS Group  may  not  be  able  to achieve  its  stated  capital targets or  its strategic objectives. The RBS Group’s  strategic programme  comprises  a  number  of  different actions and initiatives, any of which could  fail to be  implemented  due  to  operational  or  execution  issues. Implementation of  the RBS Group’s  strategic programme is  expected  to  result in  significant costs, which  could  be  materially  higher  than  currently  contemplated,  including  due  to  material uncertainties and factors  outside  of the Group’s control. Although  one  of the objectives  of  the RBS Group’s strategic programme  is  to  achieve  a medium-term  reduction  in annual  underlying  costs (excluding restructuring  and  conduct-related  charges), this level of cost saving (for RBS Group or for the Group) may  not  be  achieved  within  the  planned  timescale  or  at  any  time.  Such  risks are linked  to and  additional to the  risks  relating  to the  implementation  of the UK  ring-fencing  regime  and  the  divestment  of  Williams &  Glyn, and  will  be  increased  by issues or  delays  in  their  implementation,  in  particular  delays  in  the  separation  and  divestment  of  Williams &  Glyn.

Additional information

On completion  of the implementation  of  its  strategic programme  and  the  UK ring-fencing regime  in  2019,  the  RBS Group’s  businesses  will  be  primarily concentrated in  the  UK  and  Western  Europe, and therefore  its  potential for profitability and growth  will  be  largely  dependent  on  its success with  its retail and  SME customers in the  UK, which, in large part, are within the Group’s operations. Due  to  the  changed  nature  of the RBS Group’s  business  model, future levels  of  revenue  may not be  achieved  in the  timescale  envisaged  or  at  any  time.  As  a result,  in  addition  to  the  execution  risks  associated  with  the  implementation  of its strategic programme and  of  the UK  ring-fencing  regime, the RBS Group  may not be able to execute its  strategic  programme,  or  the  restructured  RBS Group,  on  completion  of these restructuring  measures,  may not be  a viable, competitive, customer-focussed and  profitable  bank, which, in turn, could adversely affect the Group.

As a result of the commercial and regulatory environment in  which  it operates, the Group  may  be  unable  to attract or retain  senior  management  (including  members  of  the board)  and  other  skilled  personnel  of the appropriate  qualification  and  competence. The Group  may  also suffer  if it  does not maintain  good  employee  relations.

The Group’s  future success depend on  its ability to  attract, retain and  remunerate  highly skilled and  qualified  personnel,  including  senior  management  (which  includes  directors  and  other  key employees), in a highly  competitive  labour  market. This cannot be  guaranteed,  particularly in  light  of  heightened  regulatory  oversight  of banks and  the  increasing  scrutiny of, and (in  some  cases)  restrictions  placed  upon, employee compensation  arrangements, in particular  those  of  banks in receipt  of  Government support (such as  the RBS Group),  which  may  place the  Group  at  a  competitive  disadvantage.  In  addition, the market for skilled  personnel  is  increasingly  competitive, thereby raising the  cost  of  hiring, training and  retaining  skilled  personnel.

Certain of the Group’s directors as well as members of its executive committee and certain other senior managers and employees will also be subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers’ regime and certification regime take effect on 7 March 2016, whilst the conduct rules will apply to the wider employee population from 7 March 2017 onwards, with the exception of some transitional provisions. The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities introduced by the new rules.

The RBS Group’s evolving strategy has led to the  departure  of a large  number  of  experienced  and  capable  employees,  including Group employees. The restructuring  relating  to  the  ongoing  implementation  of  the RBS’s Group’s  strategic programme may cause experienced staff  members to leave  and  prospective  staff  members not to join  the  RBS Group. The lack  of  continuity of senior  management  and  the  loss  of  important  personnel could have  an  adverse  impact on the Group’s business and future success.

The failure  to attract  or  retain  a sufficient  number  of appropriately skilled personnel to  manage  the  complex  restructuring  required  to implement the UK ring-fencing regime and the Group’s strategy could  prevent the Group  from  successfully  implementing  its strategy and meeting  regulatory  commitments.  This could have  a material  adverse  effect on the  Group’s  business, financial condition and  results  of  operations.

In addition, many of the Group’s employees in the UK and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

HM Treasury (or UKFI on its behalf) may  be able  to exercise  a significant  degree  of influence over  the  RBS Group, including the Group, and  any  further  offer  or  sale of  its  interests  may  affect the price  of  its securities.

On 6 August 2015, the UK  Government made its first sale of  RBSG  ordinary shares since its  original  investment in 2009  and  sold approximately  5.4%  of  its stake in RBSG. Following this  initial  sale, the UK Government exercised  its conversion rights  under  the  B Shares on  14  October  2015  which  resulted  in HM  Treasury holding 72.88%  of  the ordinary  share capital  of  RBSG, and indirectly of the Bank’s share capital. The  UK Government, through HM  Treasury, currently holds 72.6%  of  the issued  ordinary share capital  of  the  RBS Group. The UK  Government has indicated its  intention  to continue  to  sell  down  its  shareholding  in the  RBS Group  over  the  next  five  years.

In addition,  UKFI  manages  HM Treasury’s shareholder relationship  with  the  RBS Group  and,  although  HM Treasury has indicated  that it  intends to respect the commercial  decisions  of  the  RBS Group  and  that the RBS Group  companies (including the Bank) will continue to have  their  own  independent  board  of  directors  and management team determining  their own  strategy,  should  HM Treasury’s intentions change,  its  position  as a  majority  shareholder  (and  UKFI’s  position  as  manager  of this shareholding) means that HM Treasury or UKFI might be able  to  exercise  a significant degree of  influence  over, among other  things, the election  of directors and  appointment of senior management, remuneration policy or the  conduct of any RBS Group company, including the Bank.

The manner  in which  HM Treasury or UKFI  exercises  HM  Treasury’s  rights as majority  shareholder  could  give  rise  to  conflicts between  the  interests  of  HM Treasury and the  interests  of  other  shareholders. The Board  has  a duty to  promote  the  success of the RBS Group, including the Group, for  the  benefit  of  its  members  as  a whole.

Additional information

The financial  performance  of the Group  has  been, and may  continue  to be,  materially affected by customer and  counterparty  credit  quality and deterioration  in credit  quality  could  arise  due  to prevailing  economic  and  market conditions and legal  and  regulatory developments.

The Group  has exposure to many  different industries, customers and  counterparties, and risks  arising  from  actual  or  perceived  changes in  credit  quality and the  recoverability of monies  due  from  borrowers  and  other  counterparties  are  inherent  in  a wide  range  of  the  Group’s businesses.

In particular, the Group  has significant exposure, directly and through its subsidiaries, to certain  individual  customers  and  other  counterparties in weaker  business  sectors and geographic markets and  also has  concentrated country exposure in the  UK, Ireland, other Western European countries and the rest of the world. At  31  December  2015, credit risk assets in  the  UK were  £145  billion,  in    Ireland were  £21 billion and in  the rest of the world were £6 billion); and within  certain  business sectors, namely personal finance and real estate (at 31 December  2015, personal finance lending  amounted  to £118  billion and lending exposure to real estate was  £19  billion).

Provisions for default on loans  have  decreased  in recent  years in  line  with  the  perceived  reduction  in risks relating to  these  customers, counterparties or  asset classes. If  the risk  profile  of these loans  were  to increase,  including  as  a  result  of  a  degradation  of economic or  market conditions, this could  result in an  increase  in the  cost of risk  and  the  Group  may  be  required  to make additional provisions, which  in turn  would  reduce  earnings  and  impact the Group’s  profitability. The Group’s lending strategy or processes  may  also fail to  identify or anticipate  weaknesses  or risks in a particular  sector,  market or borrower  category,  which  may  result in an  increase  in  default  rates,  which  may,  in  turn, impact the Group’s profitability.

The credit  quality of the Group’s  borrowers  and  its  other  counterparties  is  impacted  by prevailing economic and market  conditions  and  by  the  legal  and  regulatory landscape in their  respective  markets.  Credit  quality  has  improved  in certain  of  the Group’s core markets, in particular  the  UK  and  Ireland,  as  these economies  have  improved.  Notwithstanding the above, asset quality remains weak across certain portfolios and the Group or its subsidiaries may inaccurately assess the levels of provisions required to mitigate such risks.

However, a further  deterioration  in  economic  and  market conditions or  changes to  legal  or  regulatory  landscapes could worsen  borrower  and  counterparty  credit  quality and also  impact  the Group’s  ability  to enforce  contractual  security rights.

In addition, the Group’s credit risk is  exacerbated when  the  collateral it  holds cannot be realised  as  a  result  of  market conditions or regulatory intervention or  is liquidated at  prices not sufficient to  recover  the  full  amount  of  the loan  or  derivative  exposure  that  is  due to  the  Group,  which  is  most likely  to occur  during  periods  of  illiquidity and depressed  asset  valuations, such as  those experienced  in recent years. This has particularly been the  case  with  respect to large  parts  of  the  Group’s commercial real estate portfolio. Any such deterioration in  the  Group’s recoveries on  defaulting  loans could have  an  adverse  effect on the  Group’s  results  of  operations  and  financial  condition.

In addition,  as  the RBS Group  implements its strategy and withdraws from many geographic markets and continues to materially scale down its international activities, the Group’s relative exposure to the UK and  to certain  sectors  and  asset classes in the  UK will increase as its business becomes more concentrated in the UK. In particular, in the UK, the  Group  is  at  risk  from downturns in the UK economy and volatility in  property prices in  both  the  residential and commercial sectors. With  UK home loans  representing  the  most  significant  portion  of the Group’s  total loans  and  advances to  the  retail sector, the Group  has  a  large  exposure  to adverse  developments in the  UK retail property sector. As  a  result, a  fall in  house  prices, particularly in  London  and  the  South  East of the UK,  would  be  likely  to lead  to higher  impairment and negative  capital impact as loss given default  rate  increases. In addition, reduced  affordability of residential and  commercial property in  the UK, for example, as  a result of higher interest rates or  increased  unemployment, could also  lead  to  higher  impairment.

Concerns about,  or  a default  by, one  financial  institution  could  lead  to significant  liquidity problems  and  losses or defaults  by  other  financial institutions, as  the commercial  and  financial  soundness  of  many  financial  institutions  may  be closely related as  a result of credit, trading, clearing and  other  relationships.  Even  the  perceived  lack of creditworthiness of, or  questions  about,  a  counterparty  may lead to  market-wide  liquidity  problems  and  losses for, or defaults  by, the Group.  This systemic risk may also adversely affect financial intermediaries, such  as  clearing  agencies, clearing houses,  banks, securities firms  and  exchanges  with  which  the  Group  interacts on a daily  basis.  The  effectiveness of recent prudential  reforms designed to  contain  systemic risk in  the  EU and  the  UK  is  yet to  be  tested.  Counterparty risk  within the  financial  system  or  failures of the Group’s financial counterparties  could  have  a material  adverse  effect  on  the  Group’s access to  liquidity or could  result in losses  which  could  have  a material adverse effect  on  the  Group’s  financial  condition, results of operations and prospects.

The trends and risks  affecting  borrower  and  counterparty  credit  quality have caused, and in the  future  may  cause, the Group  to experience  further  and  accelerated  impairment charges, increased  repurchase  demands,  higher  costs,  additional  write-  downs  and  losses for the  Group  and  an  inability to  engage  in routine  funding  transactions.

Additional information

The Group’s earnings and  financial  condition  have  been, and its  future  earnings and financial condition may  continue  to be,  materially affected by  depressed  asset  valuations  resulting  from  poor  market conditions.

The Group’s businesses are inherently subject to  risks  in  financial  markets  and  in  the  wider  economy,  including  changes in, and increased  volatility of, interest rates, inflation rates,  credit spreads, foreign exchange  rates and  commodity, equity, bond  and  property prices. In previous years, severe market  events  resulted  in the  Group  recording  large  write-downs  on  its credit market exposures.

Any further deterioration  in economic and financial  market  conditions  or  weak  economic  growth could  lead  to additional  impairment charges and  write-downs. Moreover,  market volatility and  illiquidity (and the  assumptions, judgements and  estimates in  relation  to such  matters that may  change  over  time  and  may  ultimately not turn out  to be  accurate)  make it  difficult to value  certain  of  the Group’s  exposures.

Valuations in  future  periods reflecting, among  other  things, the then-prevailing  market  conditions and changes in  the  credit  ratings  of  certain of the Group’s  assets  may result in  significant  changes in the  fair  values  of  the Group’s  exposures, such  as  credit market exposures, and the  value  ultimately realised by  the  Group  may  be materially different from the  current  or  estimated  fair  value.

The disposal of Williams & Glyn could lead the Group to recognise further write-downs in the event that the sale proceeds are less than the carrying value of Williams & Glyn in the Group’s accounts.

Any of  the factors above could  require  the  Group  to recognise  further  significant write-downs  and  realise  increased  impairment charges, all of which may  have  a material  adverse  effect on its  financial condition, results of operations and  capital  ratios.

The Group  is  committed to executing  the  run-down  and  sale of  certain  businesses, portfolios and assets forming part of the businesses and activities  being  exited  by the Group. Failure by  the  Group  to do  so on  commercially favourable terms could have  a  material adverse effect  on  the  Group’s  operations,  operating  results, financial position  and  reputation.

The Group’s ability to  dispose  of  the remaining  businesses,  portfolios and assets forming part  of  the  businesses and activities  being  exited  by the Group  and  the  price  achieved  for  such  disposals will be  dependent  on  prevailing  economic and market  conditions, which remain  volatile.  As  a result,  there  is  no assurance  that the Group  will  be  able  to sell,  exit  or  run  down  these  businesses, portfolios or assets either on  favourable  economic terms to  the  Group  or  at all or  that it  may  do so  within  the  intended  timetable.

Material tax or  other  contingent liabilities could  arise  on  the  disposal  or  run-down  of  assets or businesses  and  there  is  no  assurance  that any conditions precedent agreed will  be  satisfied, or consents  and  approvals required  will  be  obtained  in a timely  manner  or  at  all. The Group  may  be  exposed  to deteriorations in the  businesses,  portfolios or assets being sold  between  the  announcement of the disposal  and  its completion, which  period  may  span many  months.

In addition, the Group  may be exposed  to certain  risks,  including  risks  arising  out  of  ongoing  liabilities  and  obligations,  breaches of covenants,  representations and warranties, indemnity claims, transitional services arrangements and redundancy or other  transaction-related  costs, and counterparty risk in  respect of buyers  of  assets  being  sold.

The occurrence  of  any of  the  risks described above  could  have  a material  adverse  effect  on  the  Group’s  business,  results  of  operations, financial condition and  capital  position  and  consequently  may  have the  potential  to  impact the competitive  position  of part or  all  of  the  Group’s business.

The Group  relies on valuation, capital and  stress test models to  conduct its business, assess its risk  exposure  and  anticipate  capital and funding  requirements.  Failure  of these models to  provide  accurate  results or accurately reflect changes in  the  micro-and  macroeconomic environment in  which  the  Group  operates could have  a material adverse effect on the  Group’s  business, capital and results.

Given the  complexity of the Group’s  business,  strategy and capital requirements, the Group  relies  on  analytical models to  manage  its  business,  assess the value  of  its  assets and its risk exposure  and  anticipate  capital  and  funding  requirements,  including  with  stress testing. Valuation, capital and stress test models  and  the  parameters  and  assumptions on which  they are based, need to be  constantly updated to  ensure  their  accuracy.

Failure of these models to accurately reflect changes in the  environment in which  the  Group  operates, or to be updated in line with changes in the RBS Group’s or the Group’s business mode or operations, or  the  failure  to properly input any  such  changes  could  have  an  adverse  impact  on  the  modelled  results  or  could  fail to accurately capture the Group’s risk exposure, the  risk profile of  the Group’s  financial instruments or result in the Group being required to hold additional capital as a function of the PRA Buffer. Some of  the  analytical  models  used  by  the  Group  are  predictive  in nature.  In addition, a number of the internal models used by the Group are designed, managed and analysed by the RBS Group and may inappropriately capture the risks and exposures relating to the Group’s portfolios. The Group’s internal models are subject to periodic review by its regulators and, if found deficient, the Group may be required to make changes to such models or may be precluded from using any such models, which would result in an additional capital requirement that could have a material impact on the Group’s capital position. The use of predictive models has inherent risks  and  may incorrectly forecast future behaviour, leading to flawed  decision  making  and  potential losses.

Additional information

The Group  also  uses valuation models that rely on market data inputs. If  incorrect market data  is input  into  a valuation  model,  it  may  result in  incorrect  valuations  or  valuations  different to those  which  were  predicted  and  used  by  the  Group  in its forecasts or decision  making. Internal stress test models may also  rely on different,  less  severe,  assumptions  or  take  into  account different data  points than those  defined  by  the  Group’s  regulators.

The Group  could  face  adverse  consequences  as  a result  of  decisions  which  may lead  to actions  by  management  based  on  models that are  poorly developed, implemented  or  used, or as  a  result  of the modelled  outcome  being  misunderstood  or  such  information  being  used  for  purposes for which  it  was  not designed. Risks  arising  from  the  use  of  models could have  a material  adverse  effect  on  the  Group’s business, financial condition and/or  results  of  operations, minimum capital  requirements and reputation.

The reported  results of the Group  are  sensitive  to  the  accounting  policies, assumptions and estimates that underlie  the  preparation  of  its financial statements. Its results in  future  periods may be affected  by  changes to  applicable  accounting  rules and standards.

The preparation  of financial statements requires management to  make  judgements, estimates and assumptions that affect the reported  amounts of assets, liabilities, income and  expenses.  Due  to the  inherent  uncertainty in  making  estimates,  results  reported  in future  periods  may  reflect amounts which  differ  from  those  estimates.  Estimates, judgements and assumptions take  into  account historical experience  and  other  factors, including expectations  of  future  events  that are believed  to be  reasonable  under  the  circumstances. The accounting  policies deemed critical  to the  Group’s results and financial  position, based upon  materiality and significant judgements and estimates, include pensions,  provisions for liabilities, deferred tax,  loan  impairment provisions, fair value  of  financial instruments, which  are  discussed  in detail in “Critical  accounting  policies  and  key  sources  of estimation uncertainty”  on  page 121. In addition,  further  development  of  standards and interpretations  under  IFRS  could  also  significantly impact  the financial results, condition and  prospects  of  the Group. IFRS and  Interpretations that have been  issued  by the International Accounting Standards Board (“the  IASB”)  but which have  not yet been  adopted  by the Group  are  discussed  in “Accounting  developments”  on  123.

In July  2014, the IASB published a new  accounting  standard  for  financial instruments (IFRS 9)  effective  for  annual  periods  beginning  on  or  after  1 January 2018. It  introduces  a new  framework  for  the  recognition  and  measurement of credit impairment based on  expected  credit  losses,  rather  than  the  incurred  loss  model currently applied under  IAS  39.  The  inclusion  of  loss allowances with  respect to  all  financial assets will tend to result in an  increase  in overall impairment balances when  compared  with  the  existing  basis of  measurement under IAS 39.

The valuation  of  financial instruments, including  derivatives,  measured  at fair value  can be  subjective, in particular  where models are used  which  include  unobservable  inputs.  Generally,  to establish  the  fair  value  of these instruments, the Group  relies  on  quoted  market prices or, where  the  market  for  a  financial  instrument  is  not sufficiently active,  internal  valuation  models that utilise  observable  market  data. In  certain  circumstances, the data  for  individual financial instruments  or  classes  of  financial instruments utilised by  such  valuation  models may  not  be  available  or  may  become unavailable  due  to prevailing  market  conditions.

In such  circumstances, the Group’s  internal  valuation  models require the  Group  to  make  assumptions,  judgements and estimates to establish  fair  value, which are  complex  and  often  relate  to matters that are  inherently uncertain. Resulting changes  in the  fair  values  of the financial instruments has had and  could  continue  to have  a material adverse  effect on the  Group’s  earnings, financial condition and  capital  position.

The RBS Group  and  its subsidiaries, including the Group, are  subject to  a new  and  evolving  framework  on  recovery and resolution, the impact  of  which  remains  uncertain,  and  which  may result in  additional compliance challenges and costs.

In the  UK and EU regulators  have  implemented  or  are  in the  process of implementing recovery and resolution  regimes  designed  to prevent the failure  of financial institutions  and  resolution  tools to ensure  the  timely and orderly resolution of  financial institutions. These initiatives  are  coupled  with  a broader  set  of initiatives to  improve  the  resilience  of  financial institutions  and  reduce  systemic  risk,  including  the  UK ring-fencing regime,  the  introduction  of certain requirements and powers  under  CRD  IV,  including the  rules  relating  to MDA,  and  certain  of the measures introduced under  the  BRRD  which  came into  force  on  1 January 2015, including the  requirements relating to  MREL.  The  tools  and  powers  introduced  under  the  BBRD  include  preparatory and preventive  measures,  early  supervisory  intervention  powers  and  resolution  tools. In addition, banks headquartered  in countries  which  are  members of the eurozone  are  now  subject to  the  European  banking  union  framework.  As  a  result  of  the  above,  there  remains  uncertainty  as to how  the  relevant  resolution  regimes in  force  in  the  UK, the eurozone  and  other  jurisdictions, would  interact in  the  event  of  a  resolution  of the RBS Group.

In the  UK,  the  BRRD  came  into  effect in  January 2015, subject to  certain  secondary rules being  finalised  by  the  European  authorities,  and  therefore  the  requirements to  which  the  RBS Group  is  subject may continue to evolve  to ensure  compliance  with  these  rules  or  following  the  publication  of review reports  produced  by  the  European  Parliament and the  Council  of  the  EU  relating  to  certain  topics set out  by  the  BRRD.  Such  further  amendments to  the  BRRD  or  the  implementing  rules  in  the  EU  may also be  necessary to ensure  continued  consistency  with  the  FSB  recommendations on resolution  regimes and resolution  planning  for  GSIBs, in  particular  with  respect to  TLAC  requirements.

Additional information

In addition, the PRA is  currently consulting  on  a new  framework  requiring  financial institutions to ensure  the  continuity of  critical shared  services (provided by entities within  the  group  or  external  providers)  to facilitate  recovery action, orderly resolution and  post-resolution  restructuring, which will  apply from 1  January  2019 which may require the RBS Group and the Group to revise intragroup arrangements or arrangements with third parties.

The application  of  such  rules to  the  RBS Group  and the Group may  require the  restructuring of certain  of their activities or  reorganisation of the  legal  structure  of  their operations, and may limit the Group’s ability to  outsource  certain  functions and/or may  result in  increased  costs  resulting  from  the  requirement to ensure  the  financial  and  operational  resilience  and  independent  governance  of such critical services. Such  rules  will  need  to be  implemented  consistently with the  UK ring-fencing regime.

Based on the RBS Group’s current recovery and resolution plans, as submitted to the regulator, the RBS Group will have a “single point of entry” resolution and RBSG would be the resolution entity for the RBS Group. As a result, if any RBS Group entity suffers material losses or its capital position is otherwise adversely affected, and the conditions for resolution are met, a sole resolution process will be initiated by the RBS Group’s resolution authority in the UK. Although the implementation of the resolution tools will occur at the RBS Group parent level, the resulting measures taken as a result of the implementation of the RBS Group’s resolution plan or taken by the RBS Group’s regulator may adversely impact the Group.

The BRRD  requires national resolution funds to raise  “ex  ante”  contributions  on  banks  and  investment firms in proportion  to  their  liabilities and risk profiles and  allow  them  to raise  additional  “ex  post”  funding  contributions in  the  event  the  ex  ante  contributions  do  not cover the  losses, costs or  other  expenses  incurred  by use of  the  resolution  fund. Although the  UK  government indicated that  it  would  consider  using  receipts  from  the  UK bank levy to  meet  the  ex  ante  and  ex  post funding requirements, the RBS Group  may  be  required  to make additional contributions in  the  future.

The new recovery and resolution regime implementing the BRRD in the UK replaces the previous regime and has imposed and is expected to impose in the near-to medium-term future, additional compliance and reporting obligations on the RBS Group, including the Group, which may result in increased costs, including as a result of mandatory participation in resolution funds, and heightened compliance risks and the RBS Group may not be in a position to comply with all such requirements within the prescribed deadlines or at all. The implementation of this new regime has required and will continue to require the Group to work with its regulators towards putting in place adequate resolution plans, the outcome of which may impact the Group’s operations or structure.

The RBS Group  may  become subject to  the  application  of  stabilisation  or  resolution  powers in certain  significant stress situations,  which  may  result in  various  actions  being  taken  in relation  to  the  RBS Group  and  any securities of the RBS Group, including the Group, including the  write-off, write- down  or  conversion  of securities issued by the RBS Group or the Group.

In the  context of the recovery and resolution  framework  set  out  above,  as the parent company of a UK  bank, RBSG and other RBS Group entities, including the Bank, are subject to  the  “Special  Resolution  Regime”  under  the  Banking  Act 2009, that  gives  wide  powers  to HM Treasury, the  Bank  of  England, the PRA  and  the  FCA in  circumstances  where  a UK  bank  has  encountered  or  is  likely  to encounter  financial  difficulties, such that  it  is  assessed as failing or  likely to fail.

The Special  Resolution  Regime  under the  Banking  Act 2009, as  amended  to  implement the relevant  provisions  of  the BRRD  in the  UK from 1  January 2015, includes  powers  to (a)  transfer  all or some of  the securities  issued  by a  UK  bank or its parent, or all or some of  the property,  rights and liabilities  of  a UK  bank  or  its  parent,  to  a  commercial purchaser or, transfer of the bank  into  temporary public ownership, or, in  the  case  of  property, rights or  liabilities,  to  a bridge  bank  (an  entity  owned  by the Bank  of  England);  (b)  together  with  another  resolution  tool only, transfer impaired  or  problem  assets to one  or  more publicly owned  asset  management  vehicles;  (c)  override  any default provisions, contracts  or  other  agreements, including provisions that would  otherwise  allow  a party to  terminate  a contract  or  accelerate  the  payment of an obligation;  (d)  commence  certain  insolvency  procedures  in  relation  to a UK  bank; and (e)  override,  vary or impose  contractual obligations, for reasonable  consideration,  between  a UK  bank or its parent and  its  group  undertakings  (including  undertakings which have  ceased  to be  members of the group),  in order  to enable  any transferee or  successor  bank of the  UK bank to operate  effectively.  Where  stabilisation  options  are  used  under  (a)  or  (b)  above  which  rely on the  use  of  public  funds, the option  can only  be  used  once  there  has been a contribution  to  loss absorption and  recapitalisation  of  at least 8% of  the  total  liabilities of the institution  under  resolution.

In addition,  among  the  changes  introduced  by the Banking  Reform  Act  2013  and  amendments made subsequently  to  implement the relevant  provisions of the  BRRD, the Banking  Act  2009  was  amended  to  insert a bail-in  power  as  part  of the powers available  to the  UK resolution authority.  The  bail-in  power  includes both a  capital instruments write-down  and  conversion  power  applicable  to Tier  1 and  Tier  2 instruments and triggered  at  the  point of non-viability of a  financial institution and  a bail-in  tool  applicable  to eligible  liabilities (including the  senior  unsecured  debt  securities issued by  the  RBS Group)  and  available  in resolution.

Additional information

The capital instruments write-down  and  conversion  power may be  exercised  independently of, or  in  combination  with, the exercise  of  a resolution  tool (other than  the  bail-in  tool, which would  be  used  instead  of the capital  instruments  write-down  and  conversion  power),  and  it allows resolution  authorities to  cancel  all  or  a portion  of the principal amount of capital instruments and/or  convert such capital instruments into common  equity  Tier  1 instruments  when  an  institution  is no  longer  viable. The point of non-viability for such  purposes is  the point  at  which  the  Bank  of  England  or  the  PRA determines that the  institution  meets the conditions for entry into the  Special  Resolution  Regime  as  defined  under  the  Banking  Act  2009  or  will  no  longer  be  viable  unless the relevant  capital instruments are  written  down  or  extraordinary public support is  provided,  and  without such  support the appropriate  authority determines that the  institution  would  no  longer  be  viable.

Where the  conditions for resolution  exist  and  it  is  determined  that  a stabilisation  power may be exercised, the Bank of England may  use the  bail-in  tool  (in  combination  with  other  resolution  tools  under  the  Banking  Act  2009)  to, among other  things, cancel or  reduce  all  or  a portion  of the principal  amount of, or interest  on,  certain  unsecured  liabilities  of a  failing  financial institution and/or  convert certain debt  claims into another  security, including ordinary shares of the surviving  entity. In  addition, the Bank  of  England  may  use the  bail-in  tool to, among  other  things,  replace  or  substitute  the  issuer  as obligor in  respect  of  debt instruments, modify  the  terms of debt instruments (including altering  the  maturity (if  any)  and/or  the  amount of interest payable  and/or  imposing  a  temporary suspension on  payments)  and  discontinue  the  listing  and  admission  to  trading  of financial instruments. The exercise  of  the bail-in  tool  will  be  determined  by  the  Bank  of  England  which  will  have  discretion  to determine  whether  the  institution  has reached a point of non-viability or whether  the  conditions for resolution  are  met,  by  application of the relevant  provisions  of  the Banking  Act 2009, and  involves decisions being  taken  by  the  PRA and the  Bank  of  England, in  consultation  with  the  FCA and HM Treasury. As a result,  it  will  be  difficult to predict  when,  if  at all, the exercise  of the bail-in  power  may occur.

The potential  impact  of  these  powers  and  their  prospective  use  may  include  increased  volatility  in  the  market price of  shares and other  securities issued by  the  RBS Group and the Group (including its American depositary shares), as well  as increased difficulties for RBS Group in  issuing  securities  in  the  capital markets and  increased  costs  of  raising  such  funds.

If these powers  were  to be  exercised  (or  there  is an increased  risk  of  exercise could result in a material adverse effect on the  rights or interests  of RBSG shareholders  which  would  likely be  extinguished  or  very heavily diluted.)  in respect of RBSG or any entity within the  RBS Group  such exercise

Holders of debt securities (which  may  include  holders of senior unsecured  debt),  would  see the  conversion  of  part (or all)  of  their claims into equity or written  down  in  part  or  written  off entirely. In  accordance  with  the  rules  of  the Special  Resolution  Regime, the losses imposed on  holders  of equity and debt instruments through  the  exercise  of  bail-in  powers would  be  subject to  the  “no  creditor  worse  off”  safeguard,  which  requires  losses  not  to exceed those  which  would  be  realised  in insolvency.

In the  UK and in other  jurisdictions,  the  RBS Group  and the Group are responsible  for  contributing  to  compensation  schemes in respect of banks and  other  authorised  financial services firms that are unable  to  meet  their  obligations to  customers.

In the  UK,  the  Financial Services Compensation Scheme  (FSCS)  was  established  under  the  FSMA  and is the UK’s  statutory fund of  last resort for customers  of  authorised  financial services firms. The  FSCS can pay  compensation  to  customers if  a  firm  is  unable,  or  likely  to be  unable, to pay  claims against it.  The  FSCS  is  funded by levies on  firms  authorised  by the FCA,  including  the  RBS Group and the Group. In  the  event that the  FSCS  raises funds from the  authorised  firms,  raises  those funds more  frequently or significantly increases the  levies to  be  paid  by  such  firms, the associated  costs to  the  Group  may have an  adverse  impact on its  results  of  operations  and  financial condition.

To the  extent  that other jurisdictions  where  the  Group  operates  have  introduced  or  plan  to  introduce  similar  compensation,  contributory or reimbursement schemes, the Group  may  make  further  provisions  and  may incur additional costs and  liabilities,  which  may have  an  adverse  impact  on  its  financial condition  and  results  of  operations.

Recent changes in  the  tax  legislation  in the  UK are likely to  result  in increased  tax  payments by the Group  and  may  impact  the recoverability of certain deferred  tax  assets  recognised by  the  Group.

In accordance  with  IFRS, the Group  has  recognised  deferred  tax  assets on losses available to relieve  future  profits from tax only to  the  extent  it  is  probable  that they will  be  recovered.  The  deferred  tax  assets  are  quantified  on  the  basis  of  current  tax  legislation  and  accounting  standards and are  subject to  change  in respect of the  future  rates  of tax or  the  rules for computing  taxable  profits  and  offsetting  allowable  losses.

The Finance Act 2015 included new restrictions on the use of certain brought forward tax losses of banking companies to 50% of relevant profits from 1 April 2015, which has impacted the extent to which the Group is able to recognise deferred tax assets and has been reflected in its year-end accounts. At 31 December 2015, the Group recognised a net deferred tax asset (taking account of the Finance Act 2015 changes) of £1.8 billion.

Additional information

On 16 March 2016, the UK Government announced their intention to further restrict the use of tax losses carried forward by UK banks. If these measures are enacted by the UK Parliament during the course of 2016, a longer recovery period of the deferred tax assets associated with UK tax losses will therefore arise. Failure to generate sufficient future taxable profits or further changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. Further changes to the treatment of deferred tax assets may impact the Group’s capital, for example by reducing further the Group’s ability to recognise deferred tax assets. Further, the new 8% tax surcharge which applies to banking companies from 1 January 2016 cannot be offset by brought forward tax losses arising before this time, or by any tax losses arising in non-banking companies within the Group. In addition, the implementation of the rules relating to the UK ring- fencing regime and the resulting restructuring of the Group may further restrict the Group’s ability to recognise tax deferred tax assets in respect of brought forward losses.

Iran sanctions and related disclosures

Disclosure pursuant to section 13(r) of the Securities Exchange Act

Section 13(r) of the Securities Exchange Act, as amended by section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law.  Our affiliate RBS Group disclosed the following activities in response to section 13(r).  NatWest was directly involved in a proportion of the activity covered by this disclosure.

Licensed Payments

During 2015, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, RBS Group facilitated a small number of payments that were remitted by Iranian government-owned financial institutions.  These payments were received by non-designated third parties in relation to the provision of foodstuffs.   All payments were received in full compliance with applicable sanctions.

RBS Group also facilitated a small number of payments from and to frozen accounts of Iranian government-owned financial institutions and financial institutions designated under Executive Order 13382 or 13224.  These payments related to amounts due to non-designated third parties for legal services and insurance premiums.  All payments were made or received in full compliance with applicable sanctions and under applicable licences.

During 2015, RBS Group also made and received a number of payments from and to accounts (including frozen accounts), related to entities identified as part of the Government of Iran and/or entities designated under Executive Order 13382 or 13324.  These payments related to amounts due to third parties for legal expenses including the refund of legal expenses and the exit of an individual who is a representative of an Iranian government owned entity.  All such payments were made or received in compliance with applicable sanctions and under applicable licences.

The transactions described in the above paragraphs resulted in less than the equivalent of £30 in gross revenue to RBS Group for each transaction.  RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are in compliance with applicable sanctions laws.

Legacy Guarantees

Under appropriate license from the applicable authorities, the Bank holds eight legacy guarantees entered into between 1998 and 2005, which support arrangements entered into lawfully by Bank customers with Iranian counterparties.  These legacy guarantees are in favour of Iranian government-owned financial institutions that are also designated under Executive Order 13882.  RBS Group has made considerable efforts to exit and formally cancel the guarantees but has been unable to do so to-date.

RBS Group received revenue of £1,595.15 in the reporting period in respect of these legacy guarantees.  No other payments were made under these guarantees in 2015.  Following the lifting of EU nuclear proliferation sanctions against Iran, RBS Group is considering the extent to which it would be legally permissible to exit a number of these guarantees.  Where the beneficiary banks remain the target of EU Sanctions, if any payments are required to be made under the legacy guarantees, RBS Group will only make such payments where an applicable licence is in place and the payments are made into frozen bank accounts.

Clearing System

RBS Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks, including certain banks designated under Executive Order 13382 or 13224, also participate in some of these clearing systems, which creates the risk that RBS Group could participate in transactions in which such Iranian banks are involved. Where legally permissible, RBS Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. RBS Group has obtained a license from Her Majesty’s Treasury to participate in local payment and settlement systems in the United Arab Emirates (UAE). RBS Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. It intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.  No transactions involving Iranian government owned financial institutions were processed by RBS in 2015 through the local payment settlement system in the UAE.

Additional information

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.  In full compliance with applicable laws, and after discussions with relevant sanctions authorities, an affiliate of RBS Group maintains transactional banking facilities on behalf of a UK Company (Non-Iranian Party) and a Company owned and controlled by the Government of Iran (Iranian Party) in relation to their interest in a joint operating agreement relating to a UK oil and gas field located in the North Sea.

Under authorisation from relevant sanctions authorities the Non-Iranian Party is able to undertake all transactions and activities incident to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products produced from the field.  Under licence from relevant sanctions authorities the affiliate of RBS Group operates a Temporary Management Account to facilitate the transactions relating to these activities for the joint venture; no proceeds from the account are made available to the Iranian Party.  Following the lifting of the EU proliferation sanctions against Iran, the affiliate of RBS Group intends to cease providing transactional services through the Temporary Management Account, but will still provide transaction services to the Non-Iranian Party in connection to the jointly operated UK oil and gas field.

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

Additional information

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

Additional information

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

Additional information

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

Additional information

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

Material contracts

The Bank and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following;

Main scheme memorandum of understanding

In January 2016, RBS Group sought regulatory approval to accelerate the settlement of the additional outstanding contributions of £4.2 billion on the RBS Group’s and the NatWest Group’s  main defined benefit pension scheme and the Bank entered into a memorandum of understanding (The ‘MoU’) with the trustee of the Main Scheme pursuant to which, the date of the next triennial funding valuations was brought forward to a date no later than 31 December 2015. For further information on The MoU see note 4 and 40 to the financial statements.

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

Additional information

Taxation for US holders

The following discussion summarises certain US federal and UK tax consequences of the ownership and disposition of non-cumulative dollar preference shares or ADSs by a beneficial owner of non-cumulative dollar preference shares or ADSs that is for US federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organised under the laws of the United States, any State thereof or the District of Columbia, or (iii) a trust or an estate the income of which is subject to US federal income tax without regard to its source, in each case that holds such non-cumulative dollar preference shares or ADSs as capital assets (a US Holder).

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

Preference shares or ADSs

Taxation of dividends

The Bank is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the Bank on a redemption or winding-up. US Holders who are not resident or ordinarily resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their noncumulative dollar preference shares or ADSs are held, used or acquired will not be subject to UK tax in respect of dividends received.

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

Additional information

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

Abbreviations and acronyms

ABS	Asset-backed securities
AFS	Available-for-sale
AQ	Asset quality
AT1	Additional Tier 1
BCBS	Basel Committee on Banking Supervision
C&RA	Conduct & Regulatory Affairs
CDO	Collateralised debt obligation
CDS	Credit default swap
CET1	Common equity tier 1
CIB	Corporate & Institutional Banking
CLO	Collateralised loan obligation
CMBS	Commercial mortgage-backed securities
CPB	Commercial & Private Banking
CRD	Capital Requirements Directive
CRE	Commercial real estate
CVA	Credit valuation adjustment
DFV	Designated as at fair value through profit or loss
EAD	Exposure at default
EBA	European Banking Authority
EC	European Commission
EMEA	Europe, the Middle East and Africa
ERF	Executive Risk Forum
EU	European Union
FCA	Financial Conduct Authority
FI	Financial institution
FSA	Financial Services Authority
FSB	Financial Stability Board
FSCS	Financial Services Compensation Scheme
FVTPL	Fair value through profit or loss
GDP	Gross domestic product
GSIB	Global systemically important bank
HFT	Held-for-trading
HMT	HM Treasury
HTM	Held-to-maturity
IAS	International Accounting Standards
IASB	International Accounting Standards Board

Abbreviations and acronyms

ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards
IPV	Independent price verification
IRC	Incremental risk charge
LAR	Loans and receivables
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
LGD	Loss given default
LTV	Loan-to-value
MDA	Maximum distributable amount
NI	Northern Ireland
NSFR	Net stable funding ratio
PBB	Personal & Business Banking
PD	Probability of default
PPI	Payment Protection Insurance
PRA	Prudential Regulation Authority
RBSG	The Royal Bank of Scotland Group plc
RCR	RBS Capital Resolution
REIL	Risk elements in lending
RMBS	Residential mortgage-backed securities
RNIV	Risks not In VaR
ROI	Republic of Ireland
RoW	Rest of the World
RWA	Risk-weighted asset
SE	Structured entity
SME	Small and medium-sized enterprise
SVaR	Stressed value-at-risk
TLAC	Total loss absorbing capacity
TSR	Total Shareholder Return
UK	United Kingdom
UKFI	UK Financial Investments Limited
US/USA	United States of America
VaR	Value-at-risk

In the Report, and unless specified otherwise, the term ‘Bank’ or ‘NatWest’ means National Westminster Bank Plc, the ‘Group’ or ‘NatWest Group’ means the Bank and its subsidiaries, ‘the Royal Bank’, ‘RBS plc’ or ‘the holding company’ means The Royal Bank of Scotland plc, ‘RBSG’ or ‘the ultimate holding company’ means The Royal Bank of Scotland Group plc and ‘RBS Group’ means the ultimate holding company and its subsidiaries.

The bank publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively

Glossary of terms

Arrears - the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

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

Capital requirements regulation (CRR) - refer to CRD IV.

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

Glossary of terms

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Common Equity Tier 1 capital - the highest quality form of regulatory capital under Basel III comprising common shares issued and related share premium, retained earnings and other reserves excluding reserves which are restricted or not immediately available, less specified regulatory adjustments.

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

CRD IV - the European Union has implemented the Basel III capital proposals through the CRR and the CRD, collectively known as CRD IV. CRD IV was implemented on 1 January 2014. The EBA’s technical standards are still to be finalised through adoption by the European Commission and implemented within the UK.

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

Credit derivatives - contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancements - techniques that improve the credit standing of financial obligations; generally those issued by a structured entity in a securitisation. External credit enhancements include financial guarantees and letters of credit from third party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation – at inception, the value of the underlying portfolio is greater than the securities issued.

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

Glossary of terms

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed rate of interest, while the other will pay a floating rate (though there are also fixed-fixed and floating-floating currency swaps). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debit valuation adjustment (DVA) - an adjustment made in valuing OTC derivative liabilities to reflect the entity's own credit risk.

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

Derivative - a contract or agreement whose value changes with changes in an underlying variable such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

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

Encumbrance - an interest in an asset held by another party. Encumbrance usually restricts the asset’s transferability until the encumbrance is removed.

Equity risk - the risk of changes in the market price of the equities or equity instruments arising from positions, either long or short, in equities or equity-based financial instruments.

Glossary of terms

Eurozone - the 19 European Union countries that have adopted the euro: Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain.

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

Futures contract - a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are standardised and traded on recognised exchanges and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

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

Haircut -  a downward adjustment to collateral value to reflect its nature and any currency or maturity mismatches between the collateral and the exposure it secures.

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

Impairment allowance - refer to Loan impairment provisions.

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

Glossary of terms

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

Internal Capital Adequacy Assessment Process (ICAAP) – the Group’s own assessment, as part of Basel III requirements, of its risks, how it intends to mitigate those risks and how much current and future capital is necessary having considered other mitigating factors.

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

Glossary of terms

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

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of an underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

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

Pillar 1 - the part of CRD IV that sets out the process by which regulatory capital requirements should be calculated for credit, market and operational risk.

Glossary of terms

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

Pillar 3 - the part of CRD IV that sets out the information banks must disclose about their risks, the amount of capital required to absorb them, and their approach to risk management. The aim is to strengthen market discipline.

Position risk requirement - a capital requirement applied to a position treated under the Market Risk Rules as part of the calculation of the market risk capital requirement.

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

PRA Rule Book - contains provisions made by the PRA that apply to PRA authorised firms. Within ‘Banking and Investment Rules’, the Capital Requirements firms’ section applies to the Group.

Private equity -  equity investments in operating companies not quoted on a public exchange. Capital for private equity investment is raised from retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Prudential Regulation Authority (PRA) - the statutory body responsible for the prudential supervision of banks, building societies, insurers and a small number of significant investment firms in the UK. The PRA is a subsidiary of the Bank of England.

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

Repurchase agreement (Repo) - refer to Sale and repurchase agreements.

Residential mortgage - a loan to purchase a residential property where the property forms collateral for the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a home loan.

Residential mortgage backed securities (RMBS) -  asset-backed securities for which the underlying asset portfolios are residential mortgages. RBS Group RMBS classifications, including prime, non-conforming and sub-prime, reflect the characteristics of the underlying mortgage portfolios. RMBS are classified as prime RMBS where the loans have low default risk and are made to borrowers with good credit records and reliable payment histories and there is full documentation. Non-conforming RMBS include US Alt-A RMBS, together with RMBS in jurisdictions other than the US where the underlying mortgages are not classified as either prime or sub-prime. Classification of RMBS as subprime or Alt-A is based on Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value ratios of the underlying mortgage loans. US RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 100%. In other jurisdictions, RMBS are classified as sub-prime if the mortgage portfolio comprises loans with one or more high risk characteristics such as: unreliable or poor payment histories; high loan-to-value ratios; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Retail loans - loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Glossary of terms

Return on equity - profit attributable to ordinary shareholders divided by average shareholders’ equity as a percentage.

Reverse repurchase agreement (Reverse repo) - refer to Sale and repurchase agreements.

Risk appetite - an expression of the maximum level of risk that the Group is prepared to accept to deliver its business objectives.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) -  impaired loans and accruing loans which are contractually overdue 90 days or more as to principal or interest.

Risk-weighted assets (RWAs) - assets adjusted for their associated risks using weightings established in accordance with the CRD IV as implemented by the PRA. Certain assets are not weighted but deducted from capital.

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

Standardised approach - a method used to calculate credit risk capital requirements under Pillar 1. In this approach the risk weights used in the capital calculation are determined by regulators. For operational risk, capital requirements are determined by multiplying three years’ historical gross income by a percentage determined by the regulator. The percentage ranges from 12 to 18%, depending on the type of underlying business being considered.

Standstill - is an agreement, usually for a specified period of time, not to enforce the lender’s rights as a result of a customer breaching the terms and conditions of their facilities. This is a concession to the customer. A standstill is most commonly used in a complex restructuring of a company’s debts, where a group of creditors agree to delay enforcement action to give the company time to gather information and formulate a strategy with a view to establishing a formal restructuring.

Stress testing - a technique used to evaluate the potential effects on an institution’s financial condition of an exceptional but plausible event and/or movement in a set of financial variables.

Stressed value-at-risk (SVaR)  - a VaR measure using historical data from a one year period of stressed market conditions. For the purposes of calculating regulatory SVaR, a time horizon of ten trading days is assumed at a confidence level of 99%. Refer also to Value-at-risk below.

Structured credit portfolio (SCP) - a portfolio of certain illiquid assets - principally CDO super senior positions, negative basis trades and monoline exposures.

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

Glossary of terms

Supervisory slotting approach - a method of calculating regulatory capital, specifically for lending exposures in project finance and income producing real estate, where the PD  estimates do not meet the minimum internal ratings based standards. Under this approach, the bank classifies exposures from 1 to 5, where 1 is strong and 5 is default. Specific risk-weights are assigned to each classification.

Tier 1 capital - a component of regulatory capital, comprising Common Equity Tier 1 and Additional Tier 1. Additional Tier 1 capital includes eligible non-common equity capital securities and any related share premium. Under Basel II, Tier 1 capital comprises Core Tier 1 capital plus other Tier 1 securities in issue, less certain regulatory deductions.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances less certain regulatory deductions.

Total loss absorbing capacity (TLAC) - a Financial Stability Board requirement for global systemically important banks to have a sufficient amount of specific types of liabilities which can be used to absorb losses and recapitalise a bank in resolution. The implementation of the TLAC requirements is being discussed within local regulators.

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

Ulster Bank Limited

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

4.1(4)	Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated January 26, 2016
7.1	Statement regarding computation of ratio of earnings to fixed charges
12.1	Certification of principal executive officer, required by Rule 13a-14(a)
12.2	Certification of principal financial officer, required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
15.1	Letter from Deloitte LLP dated 29 April 2016
Notes
(1)	Previously filed and incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (File No. 001-09266)
(2)	Previously filed and incorporated by reference to Exhibit (a)(1) to the Registration Statement on Form F-6 (Registration No. 333-7910), filed on November 6, 1997
(3)	Previously filed and incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form F-6 (Registration No. 333-7910), filed on November 6, 1997
(4)	Previously filed and incorporated by reference to Exhibit 4.6 to the RBS Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

National Westminster Bank Plc Registrant /s/ Ewen Stevenson Ewen Stevenson Chief Financial Officer April 29, 2016