Form 20-F
period 2016-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2017-03-27
CIK 702162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________________________

FORM 20-F

(Mark One)

☐             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                        For the fiscal year ended December 31, 2016

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

SEC Form 20-F cross reference guide

Item	Item Caption	Pages
1	Identity of Directors, Senior Management and Advisers	Not applicable to annual reports
2	Offer Statistics and Expected Timetable	Not applicable to annual reports
3	Key Information Selected financial data Capitalisation and indebtedness Reasons for the offer and use of proceeds Risk factors	11-17, 223, 234 Omitted on the basis of Instruction I(2) of Form 10-K Not applicable to annual reports Not applicable to annual reports 9-10, 238-271
4	Information on the Company History and development of the Company Business overview Organisational structure Property, plant and equipment	Omitted on the basis of Instruction I(2) of Form 10-K 6-10, 11-13, 49, 50-58, 59-60, 111-116, 211-214, 224 6-7, 111, 175, 216-223 130, 177-178, 188, 236
4a	Unresolved Staff Comments	Not applicable
5

Operating and Financial Review and Prospects

Operating results

Liquidity and capital resources

Research and development, patents, licences etc

Trend information

Off-balance sheet arrangements

Contractual obligations *

19, 108, 224-233

11-17, 48-51, 106-108, 141-142, 173, 211-214, 223, 234, 277

Omitted on the basis of Instruction I(2) of Form 10-K

Not applicable

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

6	Directors, Senior Management and Employees Directors and senior management Compensation Board practices Employees Share ownership

4-5, 115-116

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

4-5, 115-116

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

7	Major Shareholders and Related Party Transactions * Major shareholders * Related party transactions * Interests of experts and counsel *	Omitted on the basis of Instruction I(2) of Form 10-K Omitted on the basis of Instruction I(2) of Form 10-K Not applicable to annual reports
8	Financial Information Consolidated statements and other financial information Significant changes	120-222, 246-247 8, 116, 216
9	The Offer and Listing Offer and listing details Plan of distribution Markets Selling shareholders * Dilution * Expenses of the issue	234, 235 Not applicable to annual reports 235 Not applicable to annual reports Not applicable to annual reports Not applicable to annual reports

Item	Item Caption	Pages
10

Additional Information

Share capital

Memorandum and articles of association

Material contracts

Exchange controls

Taxation

Dividends and paying agents

Statement by experts

Documents on display

Subsidiary information

Not applicable to annual reports 272-276 277 277 277-278 Not applicable to annual reports Not applicable to annual reports 278 216-222
11	Quantitative and Qualitative Disclosures about Market Risk	61-99, 100-110, 131-132, 133-136, 137-140, 156-173, 224-234
12	Description of Securities other than Equity Securities
12A	Debt securities	Not applicable to annual reports
12B	Warrants and rights	Not applicable to annual reports
12C	Other securities	Not applicable to annual reports
12D	American Depositary shares	236
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15

Controls and Procedures

Disclosure Controls and Procedures

Management’s annual report on internal control over financial reporting

Attestation report of the registered public accounting firm

Changes in internal control over financial reporting

Exhibits 12.1, 12.2 and 13 114 114 Not applicable 114
16	[Reserved]
16A	Audit Committee financial expert	Omitted on the basis of Instruction I(2) of Form 10-K
16B	Code of ethics	Omitted on the basis of Instruction I(2) of Form 10-K
16C	Principal Accountant Fees and services	116, 154
16D	Exemptions from the Listing Standards for Audit Committees	Omitted on the basis of Instruction I(2) of Form 10- K
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	111-116
16H	Mine Safety Disclosure	Not applicable
17	Financial Statements	Not applicable
18	Financial Statements	120-222
19	Exhibits	291

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

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBSG’s transformation programme, including the further restructuring of the NatWest Markets business; the satisfaction of RBSG’s residual EU State Aid obligations; the continuation of RBSG’s and the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; and RBSG’s and the Group’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the RBS Group and the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the RBS Group’s or the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors set out in the Group’s 2016 Annual Report on Form 20-F on pages 238 to 271 and other uncertainties discussed in this document.

These include the significant risks for RBSG and the Group presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBSG is or may be subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBSG of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from the EU Referendum; RBSG’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBSG’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring fencing regime and related costs;

RBSG’s ability to successfully implement the various initiatives that are comprised in its transformation programme, particularly the proposed further restructuring of the NatWest Markets business, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBSG and the Group will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the exposure of RBSG and the Group to cyber-attacks and their ability to defend against such attacks; RBSG’s and the Group’s ability to achieve their capital and leverage requirements or targets which will depend in part on RBSG and the Group’s success in reducing the size of their business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBSG’s and the Group’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, the Bank or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBSG’s and the Group’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

Forward-looking statements

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to the Group’s business and will increase as a result of RBSG’s and the Group’s significant restructuring initiatives being concurrently implemented; the potential negative impact on RBSG’s and the Group’s business of global economic and financial market conditions and other global risks; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSG and the Group operate as well as divergences in regulatory requirements in the jurisdictions in which RBSG and the Group operate; the risks relating to RBSG’s or the Group’s IT systems or a failure to protect themselves and their customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBSG’s and the Group’s capital positions; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if their risk management framework is ineffective; the Group’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in RBSG; the value and effectiveness of any credit protection purchased by the Group; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBSG’s and the Group’s financial statements or adversely impact their capital positions; the impact of the recovery and resolution framework and other prudential rules to which RBSG and the Group are subject; the recoverability of deferred tax assets by the Group; and the success of RBSG and the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as at the date hereof, and RBSG and the Group do not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Board of directors and secretary

Chairman

Howard Davies

Nominations (Chairman)

Executive directors

Ross McEwan

Executive (Chairman)

Ewen Stevenson

Executive

Independent non-executive directors

Sandy Crombie

Senior Independent Director

Remuneration (Chairman), Audit, Nominations

Frank Dangeard

Risk

Alison Davis

Nominations, Remuneration, Sustainability

Morten Friis

Audit, Risk

Robert Gillespie

Nominations, Remuneration, Sustainability

Penny Hughes

Sustainability (Chairman), Risk

Brendan Nelson

Audit (Chairman), Nominations, Risk

Baroness Noakes

Risk (Chairman), Audit

Mike Rogers

Remuneration, Sustainability

Key:

Audit	member of the Group Audit Committee
Executive	member of the Executive Committee
Nominations	member of the Group Nominations and Governance Committee
Remuneration	member of the Group Performance and Remuneration Committee
Risk	member of the Board Risk Committee
Sustainability	member of the Sustainable Banking Committee

Board of directors and secretary

Chief Governance Officer and Board Counsel

Aileen Taylor (Company Secretary)

Auditors

Ernst & Young LLP

Chartered Accountants and Statutory Auditor

25 Churchill Place
London E14 5EY

Registered office

135 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)20 7085 5000

Head office

135 Bishopsgate
London EC2M 4RB

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

The bank publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively

Business structure

The RBS Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders.

On 5 December 2016 the Corporate & Institutional Banking (CIB) business was re-branded as NatWest Markets (NWM) in readiness for our future ring-fenced structure: this included the renaming of the reportable operating segment as NatWest Markets. NatWest Markets will continue to offer financing, rates and currencies products to its customers.

During 2016 the Group’s activities are organised on a franchise basis as follows:

UK Personal & Business Banking (UK PBB) serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.

Commercial & Private Banking (CPB) comprises two reportable segments: Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

NatWest Markets (NWM), formerly Corporate and Institutional Banking (CIB), consists primarily of the operations of RBS Securities Inc (RBSSI). RBSSI is a U.S. registered broker-dealer principally engaged in the purchase, sale and financing of securities with institutional entities and government sponsored entities.

Capital Resolution was established to execute the sale or wind down of most of the global footprint. Non-strategic markets, portfolio and banking assets identified are being sold or wound down.

Central items & other includes corporate functions, such as RBS treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manage the Group’s capital resources and Group-wide regulatory projects and provides services to the reportable segments.

Ulster Bank (Ireland) Holdings Unlimited Company

Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings Limited (NatWest Holdings) on 1 January 2017 in preparation for ring-fencing. NatWest Holdings is a direct subsidiary of RBS plc. UBIH is classified as a disposal group at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5. UBIH, which was mainly reported in the Ulster Bank RoI operating segment, is no longer a reportable operating segment but presented as a discontinued operation and comparatives have been re-presented accordingly. UBIH wholly owns Ulster Bank Ireland Designated Activity Company (UBI DAC) which is regulated by the Central Bank of Ireland.

Presentation of information

RBS Group ring-fencing

The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019.

To comply with these requirements it is RBS Group’s intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under a new intermediate holding company (NatWest Holdings). NatWest Markets (formerly Corporate and Institutional Banking) will be a separate non ring-fenced bank, and The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) will be outside the ring-fence, both as direct subsidiaries of RBSG.

The final ring-fenced legal structure and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals as well as employee information and consultation procedures. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments.

On 1 January 2017 RBS Group made a number of key changes to the legal entity structure as detailed below to support the move towards a ring-fenced structure. There are also plans to make further changes prior to 1 January 2019.

NatWest Holdings

An intermediate holding company, NatWest Holdings, was introduced as a direct subsidiary of RBS plc. This is an interim structure as NatWest Holdings is expected to become a direct subsidiary of RBSG in mid 2018.

The Bank and Adam & Company Group PLC (Adam & Co) transferred from being direct subsidiaries of RBS plc, and UBIH transferred from being a direct subsidiary of Ulster Bank Limited, to become direct subsidiaries of NatWest Holdings.

RBS International

RBSI Holdings transferred from being an indirect subsidiary of RBS plc to become a direct subsidiary of RBSG. The intention is for RBS International’s operating companies to remain as subsidiaries of RBSI Holdings.

The Bank bought Lombard North Central PLC and RBS Invoice Finance (Holdings) Limited from RBS plc and some smaller companies from other members of the RBS Group.

Non-GAAP financial information

A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

This document contains a number of non-GAAP financial measures. These measure exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures are used internally by management to measure performance and management believes provide helpful supplementary information for investors. These adjusted measures, derived from the reported results are non-IFRS financial measures and are not a substitute to IFRS reported measures. These measures include:

The financial performance of Personal & Business Banking (“PBB”) which combines the reportable segments of UK Personal & Business Banking and Ulster Bank and the presentation of the financial performance of Commercial & Private Banking (“CPB”) which combines the reportable segments of Commercial Banking and Private Banking; and

Adjusted’ measures of financial performance, principally operating expenses before: restructuring costs and litigation and conduct costs.

Presentation of information

Recent developments

Board Appointment

The RBS Group announced on 24 February 2017 that Mark Seligman has been appointed as a Non-executive Director of the RBS Group and the Group with effect from 1 April 2017.

Payment Protection Insurance (PPI)

On 2 March 2017, the FCA published Policy Statement 17/3 containing its final rules and guidance on PPI complaint handling.  The Policy Statement made clear the FCA’s intention to implement a two year PPI complaints deadline with effect from 29 August 2017, bringing an end to new PPI complaints in August 2019.  New rules for the handling of Plevin complaints will also come into force on 29 August 2017. The proposals in the Policy Statement are largely as previously anticipated and the Group does not currently consider that an additional provision will be required.

London Interbank Offered Rate (LIBOR)

As previously disclosed, certain members of RBS Group have been named as defendants in US class actions relating to alleged manipulation of various interest rate benchmarks, each of which is pending in the United States District Court for the Southern District of New York. On 10 March 2017, the court in the action relating primarily to over-the-counter derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR dismissed the case on the ground that the plaintiffs lack standing. The dismissal by the court may be subject to appeal.

Claim by the US Federal Deposit Insurance Corporation

On 10 March 2017, the US Federal Deposit Insurance Corporation, on behalf of 39 failed US banks, issued a claim in the High Court of Justice of England and Wales against RBS Group, other LIBOR panel banks and the British Bankers’ Association, alleging collusion with respect to the setting of USD LIBOR. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law.

Regulator requests concerning certain historic Russian transactions

Recent media coverage has highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including 17 UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme.

In common with other banks, in March 2017 RBS received a request for information from the FCA in relation to this matter. RBS has also received similar requests from regulators in other jurisdictions. RBS has responded to the FCA  and is in the course of responding to the requests from other regulators.

Top and emerging risks

Top and emerging risks

The RBS Group employs a continuous process for identifying and managing its top and emerging risks. These are defined as scenarios that could have a significant negative impact on the RBS Groups’s ability to operate or meet its strategic objectives. A number of scenarios attracted particular attention in 2016.

Macro-economic and political risks:

The RBS Group remains vulnerable to changes and uncertainty in the external economic and political environment, which have intensified in the past year. To mitigate these risks, the RBS Group has taken actions in 2016 with its capital, liquidity and leverage positions. A number of higher-risk portfolios have been exited or reduced. Stress testing and scenario planning is used extensively to inform strategic planning and risk mitigation relating to a range of macro-economic and political risks. Scenarios identified as having a potentially material negative impact on RBS include: the impact of the UK’s exit from the EU; a second Scottish independence referendum; a UK recession including significant falls in house prices; global financial market volatility linked to advanced economy interest rate increases or decreases; a protracted period of low interest rates in the UK; vulnerabilities in emerging market economies resulting in contagion in the RBS Group’s core markets; a eurozone crisis; and major geopolitical instability.

Risks related to the competitive environment:

The RBS Group’s target markets are highly competitive, which poses challenges in terms of achieving some strategic objectives. Moreover, changes in technology, customer behaviour and business models in these markets have accelerated. The RBS Group monitors the competitive environment and associated technological and customer developments as part of its strategy development and makes adjustments as appropriate.

An increase in obligations to support pension schemes:

If economic growth stagnates and interest rates continue to remain low, the value of pension scheme assets may not be adequate to fund pension scheme liabilities. The actuarial deficit in the RBS Group pension schemes – as determined by the most recent triennial valuations – has increased, requiring the RBS Group to increase its current and future cash contributions to the schemes. An acceleration of certain previously committed pension contributions was made in Q1 2016 to reduce this risk. Depending on the economic and monetary conditions and longevity of scheme members prevailing at that time, the actuarial deficit may increase at subsequent valuations and is expected to be affected by ring-fencing.

Regulatory and legal risks

The impacts of past business conduct:

Future litigation and conduct charges could be substantial. The RBS Group is involved in a number of investigations, including: ongoing class action litigation, securitisation and mortgage backed securities related litigation, investigations into foreign exchange trading and rate-setting activities, continuing LIBOR-related litigation and investigations, investigations into the treatment of small and medium sized business customers in financial difficulty, anti-money laundering, sanctions, mis-selling (including mis-selling of payment protection insurance products).

Top and emerging risks

Settlements may result in additional financial penalties, non-monetary penalties or other consequences, which may be material. More detail on these issues can be found in the Litigation, Investigations and Reviews and Risk Factors sections. To prevent future conduct from resulting in similar impacts, the RBS Group continues to embed a strong and comprehensive risk and compliance culture.

Risks to income, costs and business models arising from regulatory requirements:

The RBS Group is exposed to the risk of further increases in regulatory capital requirements as well as risks related to new regulations that could affect its business models, such as Open Banking. The RBS Group considers and incorporates the implications of proposed or potential regulatory activities in its strategic and financial plans.

Operational and execution risks

Increased losses arising from a failure to execute major projects successfully:

The successful execution of major projects, including the transformation plan, the restructuring of NatWest Markets, meeting the final European Commission State Aid requirements relating to Williams & Glyn compliance with structural reform requirements, including the statutory ring-fencing requirements implemented as a result of the Independent Commission on Banking; delivering a robust control environment and the embedding of a strong and pervasive, customer centred organisational and risk culture, are essential to meet the RBS Group’s strategic objectives. These projects cover organisational structure, business strategy, information technology systems, operational processes and product offerings. The RBS Group is working to implement change in line with its project plans while assessing the risks to implementation and is taking steps to mitigate those risks where possible.

Impact of cyber attacks:

Cyber attacks are increasing in frequency and severity across the industry. RBS has participated in industry-wide cyber attack simulations in order to help test and develop defence planning. To mitigate the risks, a large scale programme to continue to improve controls, enhance protections and educate staff on the threat is underway.

Inability to recruit or retain suitable staff:

There is a risk that the RBS Group lacks sufficient capability or capacity at a senior level to deliver – or to adapt to – change. RBS monitors people risk closely and has plans in place to support retention of key roles, with wider programmes supporting engagement and training for all staff.

Failure of information technology systems:

The RBS Group’s information technology systems may be subject to failure. As such systems are complex, recovering from failure is challenging. To mitigate these risks, a major investment programme has significantly improved the resilience of the systems and further progress is expected. Back-up system sustainability has improved, and a ‘mirror bank’ system, to provide basic services, if needed, has been created.

Financial review

Financial summary

Summary consolidated income statement for the year ended 31 December 2016

	2016	2015	2014
	£m	£m	£m
Net interest income	4,768	4,533	4,147
Fees and commissions receivable	1,938	2,040	2,339
Fees and commissions payable	(440)	(509)	(492)
Income from trading activities	(338)	(51)	(85)
Other operating income	253	19	673
Non-interest income	1,413	1,499	2,435
Total income	6,181	6,032	6,582
Operating expenses	(6,274)	(7,837)	(5,552)
(Loss)/profit before impairment (losses)/releases	(93)	(1,805)	1,030
Impairment (losses)/ releases	(131)	52	(128)
Operating (loss)/profit before tax	(224)	(1,753)	902
Tax charge	(706)	(289)	(998)
Loss from continuing operations	(930)	(2,042)	(96)
Profit from discontinued operations net of tax for the year	63	836	1,829
(Loss)/profit for the year	(867)	(1,206)	1,733

Attributable to:
Non-controlling interests	—	(1)	—
(Loss)/profit attributable to ordinary shareholders	(867)	(1,205)	1,733
	(867)	(1,206)	1,733

2016 compared with 2015

The Group reported a loss attributable to ordinary shareholders of £867 million compared with £1,205 million in 2015.

Litigation and conduct costs of £2,258 million included a provision of £1,710 million in relation to the Group’s issuance and underwriting of residential mortgage-backed securities (RMBS) and PPI provisions of £362 million.

Restructuring costs decreased by £635 million to £81 million, compared with £716 million in 2015.

The NatWest Plc CET1 ratio increased from 11.6% to 16.1% primarily reflecting the £1.3 billion capital injection from RBS plc and profit in the year, partially offset by the adverse impact of the £4.2 billion accelerated pension payment to the Main scheme in March 2016 and the annual phasing in of the CRR end-point rules relating to significant investments.

Customer segment performance

UK Personal & Business Banking (UK PBB)

UK PBB operating profit increased to £1,499 million compared with £1,179 million in 2015, primarily reflecting lower operating expenses and an increase in income.

Net-interest income increased by £151 million principally reflecting strong mortgage loan growth and active deposit re-pricing. Non-interest income increased by £86 million, reflecting an increase in net fees and commissions of £99 million to £807 million (2015 - £709 million).

Operating expenses decreased by £118 million to £2,782 million (2015 - £2,900 million). This was largely due to lower litigation and conduct costs which in 2016 included a provision of £362 million in relation to PPI, together with lower staff costs.

Impairment losses were £105 million compared with £20 million in 2015 with increases principally reflecting reduced portfolio provision releases.

Gross loans and advances to customers grew by £14.0 billion to £113.3 billion principally driven by continued mortgage growth. Customer deposits increased by £6.8 billion to £125.6 billion primarily driven by growth in deposits.

Commercial Banking

Commercial Banking operating profit decreased to £623 million compared with £832 million in 2015, driven by higher expenses, partly offset by an increase in income.

Financial review

Net-interest income increased by £37 million to £1,162 million compared with £1,125 million in 2015 driven by higher asset and deposit volumes. Non-interest income increased by £48 million to £450 million.

Operating expenses increased by £283 million to £975 million, compared with £692 million in 2015, and included a £223 million provision in respect of the FCA review of the Group’s treatment of SMEs.

Gross loans and advances to customers increased by £1.7 billion to £41.7 billion compared with £40.0 billion in 2015, primarily reflecting increased borrowing across a number of sectors.

Financial review

Operating loss before tax

Operating loss before tax was £224 million compared with a loss of £1,753 million in 2015. The improvement reflected an increase in income and lower operating expenses, partly offset by an increase in impairment losses compared with impairment releases in 2015. Loss attributable to shareholders was £867 million compared with £1,205 million in 2015. Profit from discontinued operations of £63 million compared with £836 million in 2015 and includes the results of UBIH which was classified as a discontinued operation at 31 December 2016.

Net interest income

Net interest income increased by £235 million, 5%, to £4,768 million compared with £4,533 million in 2015. This was principally driven by increases in UK PBB, £151 million, reflecting deposit re-pricing and strong loan growth and in Commercial Banking, £37 million, due to higher asset volumes.

Non-interest income

Non-interest income decreased by £86 million, 6%, to £1,413 million compared with £1,499 million in 2015. Within this, loss from trading activities was £338 million (2015 - £51 million) primarily reflecting foreign exchange movements and IFRS volatility losses.

Other operating income increased by £234 million to £253 million compared with £19 million in 2015. The increase comprised of a profit on strategic disposals of £189 million, compared with a loss of £84 million in 2015, and a gain on disposal of loans and receivables of £5 million, compared with a loss of £84 million in 2015.

Net fees and commissions decreased to £1,498 million compared with £1,531 million, primarily reflecting the sale of the international private banking business and reduced activity in NatWest Markets.

Operating expenses

Operating expenses decreased by £1,563 million to £6,274 million compared with £7,837 million in 2015.

Litigation and conduct costs were £2,258 million compared with £2,825 million in 2015, and includes a £1,710 million provision in relation to the Group’s RMBS, PPI provisions of £362 million and a £223 million provision in respect of the FCA review of the Group’s treatment of SMEs.

Restructuring costs decreased by £635 million to £81 million, compared with £716 million in 2015. 2015 costs included a £277 million impairment in the value of US premises.

Operating expenses excluding litigation and conduct costs of £2,258 million (2015 - £2,825 million) and restructuring costs of £81 million (2015 - £716 million) declined by £361 million, 8%, to £3,935 million compared with £4,296 million in 2015. Staff costs decreased by £358 million, 29%, to £878 million reflecting reductions in Capital Resolution and cost savings initiatives.

Impairment losses

Net impairment losses were £131 million compared with impairment releases of £52 million in 2015.  Net impairment losses principally in UK PBB (£105 million) and in Commercial Banking (£14 million), reflected reduced provision releases.

Discontinued operations

Profit from discontinued operations was £63 million compared with £836 million in 2015 and includes the results of UBIH which was classified as a discontinued operation in at 31 December 2016.

2015 compared with 2014

Operating (loss)/profit before tax

Operating loss before tax was £1,753 million compared with a profit of £902 million in 2014. This decrease reflects higher charges for litigation and conduct costs of £2,825 million compared with £1,026 million in 2014, net impairment releases of £52 million compared with net impairment losses of £128 million in 2014 and a significant decrease in other non-interest income; this was partially offset by an increase in net interest income. Profit from discontinued operations was £836 million compared with £1,829 million and includes the results of Ulster Bank (Ireland) Holdings which was classified as a discontinued operation at 31 December 2016.

Net interest income

Financial review

Net interest income increased by £386 million, 9% to £4,533 million compared with £4,147 million in 2014. The increase was principally due to improvements in UK PBB reflecting improvements in deposit margins and growth in the mortgage book.

Non-interest income

Non-interest income decreased by £936 million, 38% to £1,499 million, compared with £2,435 million in 2014, primarily due to a significant decrease in other operating income of £654 million to £19 million primarily reflecting losses on strategic disposals and a reduction in dividend income. Loss from trading activities decreased by £34 million to £51 million principally from the reduced scale of activity in NatWest Markets. Net fees and commissions decreased by £316 million to £1,531 million reflecting reduced activity in NatWest Markets, reductions in Private Banking and lower card interchange fees in UK PBB.

Operating expenses

Operating expenses increased by £2,285 million, or 41%, to £7,837 million from £5,552 million in 2014. Operating expenses excluding restructuring costs of £716 million (2014 - £34 million) and litigation and conduct costs of £2,825 million (2014 – 1,026 million) declined by £166 million, or 4%, to £4,296 million (2014 - £4,492 million) mainly reflecting the benefits of cost savings initiatives.

Litigation and conduct costs were £2,825 million compared with £1,026 million in 2014, primarily relating to mortgage-backed securities litigation. Other charges in 2015 include: provisions in relation to PPI costs of £359 million and Interest Rate Hedging Products redress of £85 million and other litigation and conduct provisions of £268 million.

Restructuring costs increased by £682 million to £716 million, compared with £34 million in 2014, primarily reflecting property and software write-downs in NatWest Markets.

Impairment releases/(losses)

Net impairment releases were £52 million in 2015 compared with a loss of £128 million in 2014. Net impairment releases were principally in Capital Resolution with disposal activity continuing.

Discontinued operations

Profit from discontinued operations was £836 million compared with £1,829 million and includes the results of Ulster Bank (Ireland) Holdings which was classified as a discontinued operation at 31 December 2016.

Capital and leverage ratios

Capital resources, RWAs and leverage based on the relevant local regulatory capital transitional arrangements for the significant legal entities within the Group are set out below.

Financial review

	31 December 2016		31 December 2015
Risk asset ratios	NatWest Plc	UBI DAC	NatWest Plc	UBI DAC

CET1(%)	16.1	29.0	11.6	29.6
Tier 1(%)	16.1	29.0	11.6	29.6
Total (%)	23.3	31.9	19.7	32.1

Capital
CET 1(£bn)	10.4	5.2	7.2	5.7
Tier 1(£bn)	10.4	5.2	7.2	5.7
Total (£bn)	15.0	5.7	12.1	6.2

Risk weighted assets
Credit risk
- non-counterparty (£bn)	56.0	16.3	54.4	17.8
- counterparty (£bn)	0.5	0.5	0.4	0.3
Market risk (£bn)	0.7	—	0.6	—
Operational risk (£bn)	7.2	1.2	6.4	1.1
	64.4	18.0	61.8	19.2

Leverage
Leverage exposure (£bn)	169.6	27.3	153.1	23.7
Tier 1 capital (£bn)	10.4	5.2	7.2	5.7
Leverage ratio (%)	6.1	19.1	4.7	24.0

Notes:

(1)    UBI DAC refers to Ulster Bank Ireland DAC.

(2)    Refer to page 39.

NatWest Plc

The CET1 ratio increased from 11.6% to 16.1% primarily reflecting the £1.3 billion capital injection from RBS plc and profit in the year, partially offset by the adverse impacts of the £4.2 billion accelerated pension payment to the Main Scheme in March 2016 and the annual phasing in of the CRR end-point rules relating to significant investments.

RWAs increased by £2.6 billion primarily due to lending growth and the annual recalculation of operational risk.

The leverage ratio on a PRA transitional basis increased to 6.1% as a result of increased Tier 1 capital, offset by growth in mortgage lending.

UBI DAC

The CBI transitional CET1 ratio decreased from 29.6% to 29.0%.

RWAs decreased from €26.2 billion to €21.0 billion as a result of decreased lending, disposals and model changes.

When translated into sterling RWAs decreased by £1.2 billion.

The leverage ratio on a CBI transitional basis decreased to 19.1% from 24.0%, reflecting higher leverage exposure, primarily due to currency movements.

Financial review

Analysis of results
Net interest income
	2016	2015	2014
	£m	£m	£m
Interest receivable (1,2,3)	5,784	5,793	5,894
Interest payable (2,3)	(1,016)	(1,260)	(1,747)
Net interest income	4,768	4,533	4,147

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (4)	2.41	2.47	2.51
Cost of interest-bearing liabilities of the banking business	(0.60)	(0.78)	(1.07)
Interest spread of the banking business (5)	1.81	1.70	1.44
Benefit from interest-free funds	0.18	0.24	0.32
Net interest margin of the banking business (3,6)	1.99	1.94	1.76

Gross yield (4,7)
- Group	2.41	2.47	2.51
- UK	2.42	2.54	2.59
- Overseas	0.96	0.92	0.52
Interest spread (5,7)
- Group	1.81	1.70	1.44
- UK	1.82	1.77	1.53
- Overseas	0.37	(0.53)	(0.71)
Net interest margin (3,6,7)
- Group	1.99	1.94	1.76
- UK	2.00	1.99	1.84
- Overseas	0.43	0.56	0.03

National Westminster Bank Plc base rate (average)	0.40	0.50	0.50
London inter-bank three month offered rates (average)
- Sterling	0.50	0.57	0.54
- Eurodollar	0.69	0.32	0.23
- Euro	(0.26)	(0.02)	0.21

Notes:

(1)    Interest income includes £132 million (2015 - £196 million; 2014 - £149 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

(2)    Negative interests on loans and advances is classed as interest payable.

(3)    Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(4)    Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(5)    Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(6)    Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

(7)    The analysis into UK and Overseas has been compiled on the basis of location of office.

(8)    Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Financial review

Consolidated balance sheet as at 31 December 2016
	2016	2015
	£m	£m
Assets
Cash and balances at central banks	2,567	1,690
Amounts due from holding company and fellow subsidiaries	94,686	99,403
Other loans and advances to banks	2,466	3,875
Loans and advances to banks	97,152	103,278
Amounts due from fellow subsidiaries	3,223	569
Other loans and advances to customers	173,842	176,263
Loans and advances to customers	177,065	176,832
Debt securities subject to repurchase agreements	2,900	3,740
Other debt securities	1,563	3,464
Debt securities	4,463	7,204
Equity shares	87	717
Settlement balances	1,693	2,138
Amounts due from holding company and fellow subsidiaries	2,929	1,724
Other derivatives	975	889
Derivatives	3,904	2,613
Intangible assets	484	517
Property, plant and equipment	2,160	1,031
Deferred tax	1,391	1,802
Prepayments, accrued income and other assets	534	1,297
Assets of disposal groups	24,976	3,311
Total assets	316,476	302,430

Liabilities
Amounts due to holding company and fellow subsidiaries	14,845	17,609
Other deposits by banks	5,200	6,982
Deposits by banks	20,045	24,591
Amounts due to fellow subsidiaries	4,859	7,752
Other customer accounts	229,080	223,909
Customer accounts	233,939	231,661
Debt securities in issue	301	1,473
Settlement balances	1,753	2,461
Short positions	4,591	3,577
Amounts due to holding company	4,294	2,291
Other derivatives	360	379
Derivatives	4,654	2,670
Provisions for liabilities and charges	6,659	5,329
Accruals and other liabilities	1,897	2,214
Retirement benefit liabilities	29	3,547
Amounts due to holding company	5,806	5,621
Other subordinated liabilities	1,489	1,395
Subordinated liabilities	7,295	7,016
Liabilities of disposal groups	19,313	2,724
Total liabilities	300,476	287,263

Non-controlling interests	420	346
Owners’ equity	15,580	14,821
Total equity	16,000	15,167

Total liabilities and equity	316,476	302,430

Financial review

Commentary on consolidated balance sheet

2016 compared with 2015

Total assets increased by £14.0 billion, 5%, to £316.5 billion and reflected loan growth in UK PBB, partly offset by disposal and run-down in Capital Resolution.

Loans and advances to banks decreased by £6.1 billion, 6%, to £97.2 billion and included the impact of £2.4 billion being transferred to assets of disposal groups (2015 - £0.7 billion). Within this, other bank placings decreased by £1.4 billion, 36%, to £2.5 billion and amounts due from the holding company and fellow subsidiaries decreased by £4.7 billion, 5%, to £94.7 billion.

Loans and advances to customers remained stable at £177.1 billion compared with £176.8 billion in 2015. Within this, amounts due from fellow subsidiaries were up £2.7 billion to £3.2 billion. Customer lending decreased by £2.4 billion, 1%, to £173.8 billion, primarily reflecting the impact of £18.9 billion (2015 - £1.6 billion) being transferred to assets of disposal groups, loan disposals in Capital Resolution of £1.5 billion, partly offset by a £14.0 billion increase in UK PBB mainly in relation to mortgages

Debt securities and equity shares decreased by £3.4 billion, 43%, to £4.6 billion primarily reflecting the transfer of £3.0 billion (2015 - £0.4 billion) to assets of disposal groups and reductions in held-for-trading government and financial institution securities.

Movements in the fair value of derivative assets, up £1.3 billion, 49%, to £3.9 billion, and derivative liabilities up £2.0 billion, 74%, to £4.7 billion reflecting Capital Resolution run-down.

The increase in assets and liabilities of disposal groups from £3.3 billion to £25.0 billion and from £2.7 billion to £19.3 billion respectively, reflects the transfer of UBIH to disposal groups at 31 December 2016.

Deposits by banks decreased by £4.5 billion, 18%, to £20.0 billion with amounts due to the holding company and fellow subsidiaries, down £2.8 billion, 16%, to £14.8 billion, a decrease in other bank deposits of £1.8 billion, 26%, to £5.2 billion and the impact of £1.3 billion transferred to liabilities of disposal groups.

Customer accounts increased £2.3 billion, 1%, to £233.9 billion and included the impact of £16.1 billion (2015 - £2.6 billion) transferred to disposal groups. Within this, amounts due to fellow subsidiaries decreased by £2.9 billion, 37%, to £4.9 billion. Other customer deposits were up £5.2 billion, 2%, at £229.1 billion, with the increase mainly in UKPBB and Commercial Banking.

Subordinated liabilities increased by £0.3 billion, 4% to £7.3 billion, primarily as a result of the net increase in exchange rate of £0.3 billion.

Owner’s equity decreased by £0.8 billion, 5%, to £15.6 billion primarily driven by the £0.9 billion attributable loss for the year.

Operational risk	54
Pension risk	59
Credit risk: management basis	61
Definition and sources	61
Key developments	62
Governance	62
Risk appetite, risk measurement and models	64
Risk mitigation	66
Portfolio overview	69
Wholesale credit risk	71
• Problem debt management and forbearance	72
• Key credit portfolios	75
Personal credit risk	78
• Problem debt management and forbearance	78
• Personal portfolio overviews	81
• Key credit portfolios	83
Credit risk: balance sheet analysis	86
Financial assets	86
Loans, REIL and impairment provisions	93
Securities and AFS reserves	98
Derivatives	99
Market risk	100
Definition and sources	100
Key developments	100
Governance	101
Traded market risk	102
Non-traded market risk	108

Presentation of information

Except as otherwise indicated by an asterisk (*), information in the Capital and risk management section (pages 18 to 110) is within the scope of the Report of Independent Registered Public Accounting Firm. Unless otherwise indicated, disclosures in this section include disposal groups in relevant exposures and measures. Disposal groups comprise Ulster Bank (Ireland) Holdings in 2016 and the international private banking business in 2015. Capital and risk management are generally conducted on an overall basis within RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most, discussion on these qualitative aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

Financial review Capital and risk management

Risk overview*

Risk culture and appetite

Risk culture

A strong risk culture is essential if RBS Group is to achieve its ambition to build a truly customer-focused bank.

RBS Group has measured and benchmarked its risk culture across all functions and businesses. It has set a risk culture target, making risk simply part of the way that employees work and think.

Such a culture must be built on strong risk capabilities, with robust risk practices and appropriate risk behaviours embedded across the organisation.

To achieve this RBS Group is focusing on leaders as role models and taking actions to build clarity, develop capability and motivate employees to reach the required standards of risk culture behaviours including:

°          Taking personal accountability and proactively managing risk;

°          Respecting risk management and the part that it plays in daily work;

°          Understanding clearly the risks associated with individual roles;

°          Aligning decision-making to RBS Group’s risk appetite;

°          Considering risk in all actions and decisions;

°          Escalating risks and issues early;

°          Taking action to mitigate risks;

°          Learning from mistakes and near-misses;

°          Challenging others’ attitudes, ideas and actions; and

°          Reporting and communicating about risks transparently.

To embed and strengthen the required risk culture behaviours, a number of RBS Group-wide activities have been undertaken.

To support a consistent tone from the top, senior management frequently communicate the importance of the required risk behaviours through various channels, linking them to the achievement of good customer outcomes.

RBS Group’s target risk culture behaviours have been embedded into a statement of “Our Standards”, which are clearly aligned to the core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. They act as a clear starting point for a strong and effective risk culture, as “Our Standards” are used for performance management, recruitment and selection and development.

In addition to embedding risk culture behaviours into performance management, in 2016 an objective aligned to RBS Group’s risk culture target was set for the Executive Committee and made integral to performance reviews.

RBS Group’s policies require that risk behaviour assessment is incorporated into performance assessment and compensation processes for enhanced governance staff.

To track progress towards RBS Group’s risk culture target, a programme of assessment commenced in 2016.

Risk-based key performance indicators

RBS Group-wide remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the UK Remuneration Code.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to RBS Group’s learning strategy.

RBS Group offers a wide range of risk learning, both technical and behavioural, across the risk disciplines. This training can be mandatory, role-specific or for personal development.

Mandatory learning for all staff is focused on keeping employees, customers and RBS Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion.

Code of Conduct

Aligned to RBS Group’s values is the Code of Conduct. The Code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes. They are also consistent with the people management and remuneration processes and support a positive and strong risk culture through appropriate incentive structures.

*unaudited

Financial review Capital and risk management

Risk overview* continued

A simple decision-making guide (called the “YES check”) has been included in the Code of Conduct. It is a simple, intuitive set of five questions, designed to ensure RBS Group values guide day-to-day decisions:

°          Does what I am doing keep our customers and RBS safe and secure?

°          Would customers and colleagues say I am acting with integrity?

°          Am I happy with how this would be perceived on the outside?

°          Is what I am doing meeting the standards of conduct required?

°          In five years’ time would others see this as a good way to work?

If conduct falls short of RBS Group’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. The Group Performance and Remuneration Committee also considers risk performance and conduct when determining overall bonus pools. The Committee’s decisions on pay aim to reinforce the need for good behaviours by all employees.

Risk appetite

Risk capacity defines the maximum level of risk RBS Group can assume before breaching constraints determined by regulatory capital and liquidity needs, the operational environment, and from a conduct perspective. Articulating risk capacity is helpful in determining where risk appetite should be set, ensuring there is a buffer between internal risk appetite and RBS Group’s ultimate capacity to absorb losses.

Risk appetite defines the types of risk RBS Group is willing to accept, within risk capacity, in order to achieve strategic objectives and business plans. It links the goals and priorities to risk management in a way that guides and empowers staff to serve customers well and achieve financial targets.

Risk Appetite Framework

The Risk Appetite Framework bolsters effective risk management by promoting sound risk taking and ensuring emerging risk and risk-taking activities are recognised, assessed, escalated and addressed in a timely manner.

The RBS Group Board approves the Risk Appetite Framework annually.

Strategic risks

Strategic risks are the foundations upon which RBS Group ensures it remains safe and sound while implementing its strategic business objectives. They are:

°          Capital adequacy;

°          Earnings volatility;

°          Funding and liquidity; and

°          Stakeholder confidence.

The RBS Group Board sets risk appetite for strategic risks to help ensure RBS Group is well placed to meet its priorities and long-term targets even under challenging economic environments.

All other risk appetites for material risks (such as credit risk, market risk and operational risk) should align to strategic risks.  Risk appetite for strategic risks is tested using a variety of stress tests.

Risk appetite statements

Risk appetite is communicated across RBS Group through risk appetite statements. Each statement provides clarity on the scale and type of activities permitted, in a manner that is easily conveyed to staff. Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking.

The purpose of risk appetite statements is to strengthen understanding of acceptable levels of risk.

Risk appetite statements are established at a RBS Group-wide level for strategic risks and material risks, and at a franchise, function and legal entity level.

The annual process of establishing risk appetite statements is completed alongside the business and financial planning process to ensure risk appetite remains appropriate given the levels of risk expected over the planning horizon.

The effective communication of risk appetite is essential in embedding appropriate risk-taking into RBS Group’s culture.

RBS Group frequently reviews its risk profile to ensure it remains within risk appetite and that management focus is brought to bear on all strategic risks, material risks, and emerging risk issues. RBS Group has effective processes in place to report against risk appetite to the RBS Group Board and senior management.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Establishing risk appetite:

*unaudited

Financial review Capital and risk management

Risk overview* overview

Risk governance

Governance structure

The RBS Group risk governance structure and the main purposes of each of the committees are illustrated below:

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

First line of defence - Management and supervision

The first line of defence includes customer franchises, Technology and Operations and support functions such as Human Resources, Communications and Financial Management Information. Responsibilities include:

•         Owning, managing and supervising, within a defined risk appetite, the risks which exist in business areas and support functions.

•         Ensuring appropriate controls are in place to mitigate risk, balancing control, customer service and competitive advantage.

•         Ensuring that the culture of the business supports balanced risk decisions and compliance with policy, laws and regulations.

•         Ensuring that the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence - Oversight and control

The second line of defence in 2016 included RBS Group Risk Management and Conduct & Regulatory Affairs (refer below for further information), Legal, and the financial control aspects of Finance. Responsibilities include:

•         Working with the businesses and functions to develop the risk and control policies, limits and tools for the business to use in order to discharge its responsibilities.

•         Overseeing and challenging the management of risks and controls.

•         Leading the articulation, design and development of RBS Group's risk culture and appetite.

•         Analysing the aggregate risk profile and ensuring that risks are being managed to the desired level (risk appetite).

•         Providing expert advice to the business on risk management.

•         Providing senior executives with relevant management information and reports and escalating concerns where appropriate.

•         Undertaking risk assurance (refer below for more information).

Third line of defence - Internal Audit

Responsibilities include:

•         Designing and delivering a risk-based audit plan to provide assurance on material risks and report on whether RBS Group is managing its material risks effectively.

•         Monitoring, evaluating and reporting on the remediation of material risks across RBS Group.

•         Engaging with management and participating in key governance fora to provide perspectives, insights and challenge so as to influence the building of a sustainable bank.

•         Advising the Group Audit Committee and executive management with respect to RBS Group’s material risks and their associated controls.

•         Reporting any matters which warrant escalation to the RBS Group Board, the Board Risk Committee, Group Audit Committee and the Executive Committee as appropriate.

•         Providing independent assurance to the FCA, PRA, CBI and other key jurisdictional regulators on both specific risks and control themes.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Risk management structure

RBS Group’s management structure in 2016 and the main elements of each role are illustrated below.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Notes:

(1)    RBS Risk Management

In 2016, the RBS Chief Risk Officer (CRO) led RBS Risk Management (since 1 January 2017 it has been known as Risk, Conduct & Restructuring). The CRO reported directly to the Chief Executive with a dotted reporting line to the Board Risk Committee and had a right of access to the Committee’s chairman.

RBS Risk Management was a function independent of the franchises, structured by risk discipline to facilitate the effective management of risk.

Risk Management was organised into six functional areas: Credit Risk; Enterprise-Wide Risk; Risk Infrastructure; Operational Risk; Risk Assurance; and Market Risk. There were also directors of risk for each of the franchises and for Services.

The directors of risk functions were responsible for RBS-wide risk appetite and standards within their respective disciplines and reported to the CRO.

CROs were in place for certain jurisdictions and legal entities to meet local regulatory and governance requirements. Risk committees in the customer businesses and key functional risk committees oversaw risk exposures arising from management and business activities and focused on ensuring that they were adequately monitored and controlled.

(2)    Conduct & Regulatory Affairs

In 2016, Conduct & Regulatory Affairs (C&RA) was led by the Chief Conduct & Regulatory Affairs Officer, who reported directly to the Chief Executive with a dotted reporting line to the Board Risk Committee and a right of access to the Committee’s chairman. C&RA was responsible for providing oversight of conduct risk and regulatory risk at RBS, and did so by setting RBS Group-wide policy and standards, providing advice to each customer business, and ensuring that the mitigating controls were suitable. C&RA also provided leadership of RBS Group’s relationships with its regulators.

The functional heads (the directors of Financial Crime, Advisory, Remediation, Compliance Services, and Regulatory Affairs) reported to the Chief Conduct & Regulatory Affairs Officer. Each was responsible, where appropriate, for the RBS-wide risk appetite and standards of their respective areas.

(3)    Plans to merge parts of the C&RA function with Risk Management were announced in December 2016. The changes, designed to take advantage of synergies across the risk, conduct and regulatory agendas, were effective from 1 January 2017. Re. Regulatory Affairs moved to Corporate Governance & Secretariat, and Remediation and Complaints moved to Services Chief Operating Office.

*unaudited

Financial review Capital and risk management

Risk overview* continued

Risk Assurance

Risk Assurance is an independent second line of defence function which provides assurance to both internal and external stakeholders including the Board, senior management, risk functions, franchises, Internal Audit and regulators. Teams within Risk Assurance perform quality assurance on both credit and market risk activity, review key controls and manage model risk.

The remit of each team is summarised below.

Franchise risk assurance:  These teams focus on credit risk and market risk assurance in the customer-facing franchises. The teams undertake qualitative reviews which assess various aspects of risk as appropriate, including: the quality of risk portfolios; the accuracy of the Basel Input and related probability of default/loss given default classification, the quality of risk management practices, policy compliance and adherence to risk appetite. This includes testing the bank’s credit portfolios and market risk exposures to assist in early identification of emerging risks, as well as undertaking targeted reviews to examine specific concerns raised either by these teams or by their stakeholders.

Controls assurance: This team tests the adequacy and effectiveness of key controls owned and operated by the Risk function (with a particular focus on credit risk and market risk controls). The team’s remit includes controls within the scope of Section 404 of the US Sarbanes-Oxley Act 2002. During 2016, the team’s scope extended to include testing of controls supporting risk data aggregation reporting to support compliance with Basel Committee on Banking Supervision (BCBS) 239.

Risk Assurance Committee

The Risk Assurance Committee (RAC) ensures a consistent
and fair approach to all aspects of the credit risk, market risk and control assurance review activities. The RAC also monitors and validates the ongoing programme of reviews and tracks the remediation of review actions. The credit and market risk assurance teams also attend relevant committees run by the customer franchises and other risk functions.

Model Risk

Model Risk Governance

Model Risk Governance is responsible for setting policy and providing a governance framework for all of RBS Group’s modelling processes. It is also responsible for defining and monitoring risk appetite in conjunction with model owners and model users, monitoring the model risk profile and reporting on the model population as well as escalating issues to senior management, through the Model Risk Forum, and the respective franchise and function risk committees.

Model Risk Management

Model Risk Management (MRM) performs independent model validation for material models where necessary. It works with individual businesses and functions to set appropriate model standards and monitor adherence to these, ensure that models are developed and implemented appropriately and that their operational environment is fit for purpose.

MRM performs reviews of relevant risk and pricing models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

*unaudited

Financial review Capital and risk management

Risk overview* continued

A new model is typically introduced when an existing model is deemed no longer fit for purpose or when exposure to a new product requires a new approach to ensure that risks are appropriately quantified. Amendments are usually made when a weakness is identified during use of a model or following analysis either by the model developers or by MRM.

MRM reviews may test and challenge the logic and conceptual soundness of the methodology, or the assumptions underlying a model. Reviews may also test whether or not all appropriate risks have been sufficiently captured as well as checking the accuracy and robustness of calculations.

Based on the review and findings from MRM, the bank’s model or risk committees with appropriate delegated authority consider whether a model can be approved for use and whether any conditions need to be imposed, including those relating to the remediation of material issues raised through the review process. Once approved through internal governance, the new or amended model is implemented. Models used for regulatory reporting may additionally require regulatory approval before implementation.

MRM reassesses the appropriateness of approved risk models on a periodic basis according to the approved Periodic Review Policy. Each periodic review begins with an initial assessment. A decision is then made by an internal model governance committee with appropriate delegated authority. Based on the initial assessment, the committee will decide to re-ratify a model based on the initial assessment or to carry out additional work prior to making a decision. In the initial assessment, MRM assesses changes since the last approval along the following dimensions, as appropriate: change in size/composition of the portfolio, market changes, model performance, model changes, status of any outstanding issues and scheduled activities including work carried over from previous reviews.

MRM also monitors the performance of RBS Group’s portfolio of models to ensure that they appropriately capture underlying business rationale.

For specific information relating to market risk models and pricing models, refer to Model Validation in the Market Risk section.

Models used in Risk

RBS uses a variety of models as part of its risk management process and activities. Key examples include the use of model outputs to support risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting, as well as the calculation of risk-weighted assets. Other examples include the use of models to measure market risk exposures and calculate associated capital requirements, as well as for the valuation of positions. The models used for stress-testing purposes also play a key role in ensuring the bank holds sufficient capital, even in stressed market scenarios.

*unaudited

Financial review Capital and risk management

Capital risk*

Definition and sources

Capital consists of reserves and instruments issued that are available to the bank entities and that have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible to count as capital.

In line with paragraph 135 of IAS 1 ‘Presentation of Financial Statements’, the NatWest Group manages capital based on regulatory requirements. Regulatory capital is monitored and reported on a regulated entity basis, each on a CRR transitional basis as relevant in the jurisdiction, other than for the RBS Group which is on a consolidated and CRR end-point basis. As such, unless otherwise specified, this section applies to those individual regulated bank legal entities (‘bank entities’) rather than NatWest Group.

Capital risk is the risk that the bank entities have insufficient capital and other loss absorbing debt  instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved RBS Group risk appetite and supporting its strategic goals.

Capital management is the process by which the bank entities manage their capital risk and is a key focus of risk management activities.

For disclosure purposes, significant entities are determined with reference to RBS Group RWAs, using 5% as the threshold. The significant legal entities in the NatWest Group are National Westminster Bank Plc (NatWest) and Ulster Bank Ireland DAC (UBI DAC).

The following disclosure in this section is audited: Capital resources.

Key developments in 2016

NatWest

16.1% CET1 ratio

•         The PRA transitional CET1 ratio increased from 11.6% to 16.1%, primarily reflecting the £1.3 billion capital injection from RBS plc and profit in the year, partially offset by the adverse impacts of the £4.2 billion accelerated pension payment and the annual phasing of the Capital Requirements Regulation (CRR) transitional rules relating to significant investments.

•         RWAs increased by £2.6 billion to £64.4 billion primarily due to lending growth and the annual recalculation of operational risk.

6.1% leverage ratio

•         The leverage ratio on a PRA transitional basis increased from 4.7% to 6.1%, as a result of increased Tier 1 capital, offset by growth in mortgage lending.

UBI DAC

29.0% CET1 ratio

•         The CBI transitional CET1 ratio decreased from 29.6% to 29.0%.

•         RWAs decreased from €26.2 billion to €21.0 billion as a result of decreased lending, disposals and model changes.

•         When translated into sterling RWAs decreased by £1.2 billion.

19.1% leverage ratio

•         The leverage ratio on a CBI transitional basis decreased to 19.1% from 24.0%, reflecting higher leverage exposure, primarily due to currency movements.

Determination of capital sufficiency

The minimum amount and type of capital and other loss absorbing debt instruments that the bank entities must hold is set out under applicable prudential regulation.

Regulation may be set by rule-making bodies at national level (for example in the UK) and at European level. Rule-making bodies may set regulation according to standards agreed at international level, such as those published by the BCBS.

In determining whether the bank entities hold sufficient capital and other loss absorbing instruments, the bank entities assess the amount and type of capital under two bases:

Going concern

This determination of capital sufficiency is made on the basis that the bank entities have sufficient capital to absorb losses and remain a viable going concern. A bank entity is considered a going concern if it can operate in the foreseeable future to carry out its objectives and commitments without the need or intention on the part of management to liquidate.

Gone concern

This determination of capital sufficiency is made on the basis that the bank entities have sufficient capital and other loss absorbing instruments to enable an orderly resolution in the event of failure.  As an example, in the UK gone concern would apply if a bank entity had been deemed to fail by the Bank of England (BoE). Technically, the bank entity would have to fail or be likely to fail the BoE’s threshold conditions for authorisation in a way that justifies the withdrawal of that authorisation and it must not be reasonably likely that action will be taken that will result in the bank entity no longer failing or likely to fail.

*unaudited

Financial review Capital and risk management

Capital risk* continued

Capital sufficiency: going concern

The regulatory requirement for going concern capital typically takes the form of a ratio of capital compared to a defined exposure amount having to exceed a minimum percentage:

Ratio	Exposure type	Description
Capital adequacy ratio	Risk-weighted assets	Assesses capital held against both size and inherent riskiness of on and off-balance sheet exposures
Leverage ratio	Leverage exposure	Assesses capital held against the size of on and off-balance sheet exposures (largely based on accounting value with some adjustments)

Constituents of capital held

The determination of what instruments and financial resources are eligible to be counted as capital is laid down by applicable regulation.

Capital is categorised by applicable regulation under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses, degree of permanency and the ranking of absorbing losses. There are three broad categories of capital across these two tiers:

•         CET1 capital - CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings. CET1 capital absorbs losses before other types of capital and any loss absorbing instruments.

•         Additional Tier 1 (AT1) capital - This is the second form of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when a pre-specified CET1 ratio is reached. Coupons on AT1 issuances are discretionary and may be cancelled at the discretion of the issuer at any time. AT1 capital may not be called, redeemed or repurchased for five years from issuance.

*unaudited

Financial review Capital and risk management

Capital risk* continued

•         Tier 2 capital - Tier 2 capital is the bank entities’ supplementary capital and provides loss absorption on a gone concern basis.  Tier 2 capital absorbs losses after Tier 1 capital.  It typically consists of subordinated debt securities with a minimum maturity of five years.

In addition to capital, other specific loss absorbing instruments, including senior notes issues by RBSG, may be used to cover certain gone concern capital requirements which, in the EU, is referred to as minimum requirement for own funds and eligible liabilities (MREL).

In order for liabilities to be eligible for MREL a number of conditions must be met including, the BoE being able to apply its stabilisation powers to them, including the use of bail-in provisions.

Capital adequacy ratios

The bank entities have to hold a minimum amount and quality of capital to satisfy capital adequacy ratio regulatory requirements.

Risk-weighted assets

Capital adequacy ratios compare the amount of capital held to RWAs. RWAs are a measure of the bank’s assets and off-balance sheet positions that capture both the size and risks inherent in those positions.

For regulatory purposes, RWAs are grouped into four categories:

Risk	Description
Credit	Risk of loss from a borrower failing to repay amounts due by the due date
Counterparty credit	Risk of loss from a counterparty not meeting its contractual obligations Also included is the risk of loss from changes in the fair value of derivative instruments
Market	Risk of loss arising from fluctuations in market prices
Operational	Risk of loss from inadequate or failed internal processes, people and systems or from external events

Minimum percentage

Regulation defines a minimum percentage of capital compared to RWAs.  There are two broad categories of capital requirements:

Category	Description
Minimum capital adequacy ratio	Represents the minimum amount of capital that all banks must hold at all times
Capital buffers	Comprises of: • Capital required to be held by banks that may be used in periods of stress • Capital held by banks that are deemed to be systemically important

*unaudited

Financial review Capital and risk management

Capital risk* continued

For UK bank entities, these minimum requirements are explained in more detail on page 34. The minimum requirements for non-UK bank entities may vary and will be in line with the applicable regulation in the relevant jurisdiction. These ratios apply in full from 1 January 2019.  Before this date there are transitional rules in place that mean that the minimum capital requirements that the bank entities have to comply with are lower.

The RBS Group may be required to hold capital above the minimum requirements under the Pillar 2 framework.  Pillar 2 looks at capital that may need to be held against risks that are not fully captured or not captured under minimum requirements and risks across a forward-looking planning horizon.

Under the Pillar 2 framework that applies to the RBS Group, the bank entities may be required to hold capital beyond the minimum requirements.

Future changes to regulation

Throughout 2015 and 2016, UK, EU and international standard and rule-making bodies have issued proposals and final standards on revising the level and measurement of capital adequacy ratios including the measurement of RWAs. This may affect the level of RWAs and the capital that the bank entities are required to hold in future years.

Further details of prudential regulatory changes that may impact the bank entities’ capital adequacy ratio are set out on page 35.

Leverage ratios

The bank entities have to hold a minimum amount and quality of capital to satisfy the leverage ratio regulatory requirements. Unlike capital adequacy ratios, leverage ratio requirements do not consider the riskiness of the bank’s positions.

The leverage exposure is broadly aligned to the accounting value of the bank entities’ on and off-balance sheet exposures but subject to certain adjustments for trading positions, repurchase agreements and off balance sheet exposures.

In common with capital adequacy ratios, the leverage ratio requirements for the bank entities consist of a minimum requirement and a leverage ratio buffer. For UK bank entities, details of the leverage ratio requirements are set out on page 34. The minimum requirements for non-UK bank entities may vary and will be in line with the applicable regulation in the relevant jurisdiction.

The leverage ratio requirements that the bank entities must meet may be subject to change from developing regulation. Further details are set out on page 35.

Capital sufficiency: gone concern

Bank are required to hold sufficient capital and other loss absorbing instruments such that, in the event of failure, there can be an orderly resolution that minimises any adverse impact on financial stability whilst preventing public funds being exposed to loss.

In November 2016, the BoE published its policy statement on its approach to setting MREL.

*unaudited

Financial review Capital and risk management

Capital risk* continued

MREL will be set by the BoE on a case-by-case basis but it has stated that it expects institutions to meet interim MREL requirements from 1 January 2019 and end state MREL requirements from 1 January 2022. Based on the policy statement, for the RBS Group this would be as follows:

Interim MREL
1 January 2019

The minimum requirements set out in the Financial Stability Board total loss absorbing capacity standard being the higher of:

•         16% of the RBS Group’s RWAs; and

•         6% of the RBS Group’s leverage exposures

1 January 2020	The higher of: • The sum of two times the RBS Group’s Pillar 1 requirement and one times the Group’s Pillar 2A add-ons; and • Two times the applicable leverage ratio requirement for the RBS Group
End state MREL
1 January 2022	The higher of: • Two times the sum of the RBS Group’s Pillar 1 requirement and RBS Group’s Pillar 2A add-ons; and • The higher of:
• Two times the applicable leverage ratio requirement for the RBS Group; and • 6.75% of the RBS Group’s leverage exposure

The BoE is intending to review its general approach to the calibration of MREL before the end of 2020 prior to setting end-state MRELs.

MREL may consist of capital and other loss absorbing instruments.  In order for liabilities to be eligible for MREL, number of strict conditions will be set by the BoE including the ability for the BoE to apply its stabilisation powers to those liabilities. In addition, liabilities must have an effective remaining maturity (taking into account of any rights of early repayment to investors) of greater than one year.

In order that there is sufficient loss absorbing capacity pre-positioned across the RBS Group, the proceeds of externally issued MREL will be downstreamed to material operating subsidiaries in the form of capital or other subordinated claims.  This ensures that internal MREL will absorb losses before operating liabilities within operating subsidiaries.

Although the BoE continues to develop its approach to the calibration of MREL within banking groups, the BoE policy statement sets out the framework that it will use to determine the distribution of MREL within banking Groups. Under this framework, the BoE will set individual MRELs for all institutions within the RBS Group, which include the bank.

*unaudited

Financial review Capital and risk management

Capital risk* continued

Minimum percentage for going concern capital requirements under applicable regulation

Capital adequacy ratios

The bank entities are subject to minimum requirements in relation to the amount of capital they must hold in relation to its RWAs. The table below summarises the minimum ratios of capital to RWAs that the UK bank entities are expected to have to meet once all currently adopted regulation is fully implemented by 1 January 2019.

Type	CET1	Total Tier 1	Total capital
Minimum capital requirements	4.50%	6.00%	8.00%
Capital conservation buffer	2.50%	2.50%	2.50%
UK countercyclical capital buffer (1)	0.00%	0.00%	0.00%
Total (2)	7.00%	8.50%	10.50%

Notes:

(1)    The countercyclical capital buffer (CCyB) applied to UK designated assets is set by the Financial Policy Committee (FPC).  The UK CCyB may be set between 0% and 2.5% and is linked to the state of the UK economy.  On 5 July 2016, the FPC reduced the UK CCyB from 0.5% to 0%.  Foreign exposures may be subject to different CCyBs depending on the CCyB rate set in the jurisdiction of the foreign exposure. The net CCyB for the bank is non-zero but rounds to 0.00%.

(2)    The minimum requirements do not include any capital that the bank entities may be required to hold as a result of the Pillar 2 assessment for RBS Group.

(3)   Under the applicable regulatory framework set by the Central Bank of Ireland, the minimum total capital ratio with which UBI DAC must comply is 10.50% with a minimum CET1 ratio of 7.00%. At this time, the Republic of Ireland has set its countercyclical buffer to 0.00%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the PRA UK leverage framework that the UK bank entities must meet. In November 2016, the European Commission published a proposal for the adoption of a legally binding 3% of Tier 1 capital minimum leverage ratio.

Type	CET1	Total Tier 1
Minimum ratio	2.25%	3.00%
UK countercyclical leverage ratio buffer (1)	0.00%	0.00%
Total	2.25%	3.00%

Notes:

(1)    The countercyclical leverage ratio buffer is set at 35% of the UK bank entities’ CCyB. As noted above this buffer may be set between 0% and 2.5% and the FPC has currently set the UK CCyB at 0%. The applicable ratio for foreign exposures may be different.

(2)    Under the applicable regulatory framework set by the Central Bank of Ireland, there is currently no binding leverage requirement. A binding 3% leverage ratio has been proposed by the European Commission as part of its proposals to amend the Capital Requirements Regulation.

*unaudited

Financial review Capital and risk management

Capital risk* continued

Regulatory changes that may impact capital requirements

Banks face a number of changes in prudential regulation that may adversely impact the amount of capital they must hold and consequently may increase funding costs and reduce return on equity. The nature and timing of implementation of a number of these changes is not currently final.

In 2017, the UK, EU and BCBS are expected to further develop prudential regulation including the approach to calculating credit risk and operational risk RWAs, additional details on the MREL framework and a review of the leverage ratio framework.

Regulatory changes are actively monitored by the bank entities including engagement with industry associations and regulators. Monitoring the changing regulatory landscape forms a fundamental part of capital planning and management of their businesses.

The current strategy is for the Group to be the principal ring-fenced sub-group bank in England and Wales and hence its focus on simpler, lower risk activities within a more resilient recovery and resolution framework will enable it to manage the impact of these changes.

Key prudential regulatory developments that have been published and may impact the UK bank entities are set out in the following table. Regulatory developments for non-UK bank entities are similar but requirements of national authorities may vary from those of the UK.

Summary of potential changes to regulation that may impact the bank’s capital requirements

Area of development	Actual or potential key changes that might impact the bank’s capital requirements	Source of changes
Capital adequacy buffers	• A new systemic risk buffer will apply to the RBS ring-fenced bank sub-group from 1 January 2019 • The buffer will be set between 0% and 3%.	• Statement of Policy published by the PRA in December 2016.
Credit risk RWAs

•         Restriction in the scope of using internal models.

•         Avoidance of mechanistic reliance on external ratings.

•         For model-based RWAs, potential change to capital floors based on the standardised approach.

•         Potential amendment of risk weights for securitisation exposures.

•         Revision to UK residential mortgage risk weights.

• Mostly relate to consultations published by the BCBS. • Mortgage risk weights changes proposed by the PRA for 31 March 2019.
Counterparty credit risk RWAs	• Change to exposure amounts under the standardised approach. • Increase in the number of risk factors captured in the calculation of the counterparty valuation adjustment (CVA).	• The standardised approach relates to the CRR 2(1) proposal to amend regulation published by the European Commission. • Changes to CVA relate to a consultation published by the BCBS.
Market risk RWAs	• Change from value at risk to expected shortfall models. • Implementation of a more risk-sensitive standardised approach. • Inclusion of risk of market illiquidity.	• Relates to the CRR 2(1) proposal to amend regulation published by the European Commission.
Operational risk RWAs	• Incorporation of bank-specific loss data into the calculation.	• Consultation published by the BCBS.
Leverage ratio

•         Changes to the design and calibration of the framework with a focus on derivative exposures and margining.

•         Recalibration of the UK leverage ratio framework to offset exclusion of central bank reserves from the calculation.

• Relates to the CRR 2(1) proposal to amend regulation published by the European Commission. • Statements made by the FPC and PRA.
Large exposure framework	• Changes to the design and calibration of the capital base and large exposure limit.	• Relates to the CRR 2(1) proposal to amend regulation published by the European Commission.

Note:

(1)    CRR 2 relates to the European Commission publication on 23 November 2016 to amend the Capital Requirements Regulation. Additional amendments were proposed to amend the Capital Requirements Directive and Banking Recovery and Resolution Directive.

*unaudited

Financial review Capital and risk management

Capital risk* continued

Capital management

Capital management is the process by which the bank entities ensure that they have sufficient capital and other loss absorbing instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved RBS Group risk appetite, maintaining credit ratings and supporting strategic goals.

Capital management is critical in supporting the bank entities’ businesses and is also considered at Group level. It is enacted through an RBS Group-wide an end to end framework. The key elements of the RBS Group capital management approach are set out below.

Risk appetite

Capital risk appetite is set by the RBS Group  Board, reflecting the RBS Group’s strategic objectives, current and future prudential regulatory requirements and market expectations.

It is expressed as a set of targeted ratios for CET1 and leverage under both normal and stressed financial conditions. Performance against risk appetite is regularly monitored.

Capital planning

Capital planning is integrated into the RBS Group’s wider annual budgeting process and is assessed and updated at least monthly.  As a key operating entity, capital plans are produced and managed for the bank. This is summarised below.

Capital planning is one of the tools that the RBS Group uses to monitor and manage the risk of excessive leverage.

Produce capital plans

•          Capital plans are produced for the RBS Group, its key operating entities and its businesses over a five year planning horizon.

•          Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

i
Assess capital adequacy

•          Capital plans are developed to maintain capital of sufficient quantity and quality to support the RBS Group’s business and strategic plans over the planning horizon within approved risk appetite and minimum regulatory requirements.

•          Capital resources and capital requirements are assessed across a defined planning horizon.

•          Impact assessment captures input from across the RBS Group including from businesses.

i
Inform capital actions

•          Capital planning informs potential capital actions including managing capital through buy backs or through new issuance.

•          Decisions on capital actions will be influenced by strategic and regulatory requirements, the cost and prevailing market conditions.

•          As part of capital planning, the RBS Group will monitor its portfolio of capital issuance and assess the optimal blend and most cost effective means of financing.

*unaudited

Financial review Capital and risk management

Capital risk* continued

Stress testing

Stress testing is a key risk management tool used by the RBS Group, covering the bank and its businesses, and is a fundamental component of the RBS Group’s approach to capital management.

Stress testing is used to quantify, evaluate and understand the potential impact on the financial strength of the RBS Group, including its capital position, given specified changes to risk factors.  Stress testing includes:

•         Scenario testing: examines the impact of a hypothetical future state of the world to define changes in risk factors affecting the RBS Group; and

•         Sensitivity testing: examining the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios	• Identify RBS Group specific vulnerabilities and risks. • Define and calibrate scenarios to examine risks and vulnerabilities. • Formal governance process to agree scenarios.
i
Assess impact	• Translate scenarios into risk drivers. • Assess impact to positions, income and costs. • Impact assessment captures input from across the RBS Group including from businesses.
i
Calculate results and assess implications	• Aggregate impacts into overall results. • Results from part of risk management process. • Scenario results used to inform the bank’s business and capital plans.
i
Develop and agree management actions

•          Scenario results analysed by subject matter experts and appropriate management actions are developed.

•          Scenario results and management actions are reviewed and agreed by senior management through executive committees including ERF, BRC and the Board.

*unaudited

Financial review Capital and risk management

Capital risk* continued

Stress testing is used widely across the RBS Group; key areas are summarised in the diagram below:

Specific areas that involve capital management include:

1.       Strategic financial and capital planning: through assessing the   impact of sensitivities and scenarios on the capital plan and capital ratios

2.       Risk appetite: through gaining a better understanding of the drivers of and the underlying risks associated with risk appetite

3.       Risk identification: through a better understanding of the risks that could potentially impact the RBS Group’s financial strength and capital position

4.       Risk mitigation: through identifying actions that can be taken to mitigate risks or could be taken in the event of adverse changes to the business or economic environment. Risk mitigation is substantially supplemented through the RBS Group’s recovery plan.

The RBS Group also undertakes regular reverse stress testing which examines circumstances that can lead to specific, defined business outcomes such as business failure. Reverse stress testing allows the RBS Group to examine potential vulnerabilities in its business model more fully.

Internal assessment of capital adequacy

The RBS Group conducts an annual internal assessment of its material risks and evaluates how much capital is required to cover these risks. This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP is approved by the Board and submitted to the PRA.

The ICAAP consists of a point in time capital assessment of the RBS Group’s exposures and risks at the financial year end and a forward looking stress capital assessment.

The ICAAP is used by the RBS Group to form a view of capital adequacy separately to the regulatory minimum requirements.  The ICAAP is used by the PRA to make an assessment of bank-specific capital requirements through the Pillar 2 framework.

Governance

Capital management is subject to substantial review and governance across the RBS Group including capital management policies that are approved by the Asset and Liability Committee or Board Risk Committee. The Board approves the RBS Group’s capital plans including those of the bank.

Recovery and resolution planning

The RBS Group maintains a recovery plan that sets out credible recovery options that could be implemented in the event of a severe stress to restore its business to a stable and sustainable condition, focussing on addressing the RBS Group’s capital and liquidity position.

The recovery plan sets out a range of triggers that activate the implementation of the recovery plan and sets out the operational plan for its implementation.

The recovery plan is a key component of the overall risk management of the RBS Group including the framework for managing its capital.

The recovery plan is prepared and updated annually and approved by the Board. The recovery plan is assessed for appropriateness on an ongoing basis, and is maintained in line with regulatory requirements.

Resolution is implemented if the RBS Group fails and the appropriate regulator places the RBS Group into resolution.  Resolution is owned and implemented by the appropriate regulatory authority and the RBS Group has a multi-year programme in place to develop resolution capability and meet regulatory requirements.

The RBS Group is working with global regulators to ensure that the RBS Group is compliant with the principles of resolution planning, demonstrating the process by which the RBS Group and relevant regulatory bodies can develop a set of actions that would be taken to manage the failure of the RBS Group or one of its significant legal entities, including the bank, in an orderly manner.

*unaudited

Financial review Capital and risk management

Capital risk* continued

Ring-fencing

As part of the response to the 2008 financial crisis the UK Government’s Independent Commission on Banking report recommended that banks separate their retail and investment banking operations, helping to mitigate against the risk of the investment bank division running into financial difficulty.

Primary legislation and FCA/PRA regulations have been issued which must be complied with by 1 January 2019. For more details on ring-fencing, refer to page 7.

Measurement

Capital, RWAs and leverage

Under CRR, regulators within the European Union monitor capital and leverage on a legal entity basis, with local transitional arrangements on the phasing in of end-point CRR. The capital resources, leverage and RWAs based on the relevant transitional basis for the significant legal entities within the Group are set out below.

	2016		2015
Capital (1)	NatWest	UBI DAC	NatWest	UBI DAC
	£bn	£bn	£bn	£bn
CET1	10.4	5.2	7.2	5.7
Tier 1	10.4	5.2	7.2	5.7
Total	15.0	5.7	12.1	6.2

RWAs
Credit risk
- non-counterparty	56.0	16.3	54.4	17.8
- counterparty	0.5	0.5	0.4	0.3
Market risk	0.7	—	0.6	—
Operational risk	7.2	1.2	6.4	1.1
Total RWAs	64.4	18.0	61.8	19.2

Risk asset ratios	%	%	%	%
CET1	16.1	29.0	11.6	29.6
Tier 1	16.1	29.0	11.6	29.6
Total	23.3	31.9	19.7	32.1

Leverage
Tier 1 capital (£bn)	10.4	5.2	7.2	5.7
Leverage exposure (£bn)	169.6	27.3	153.1	23.7
Leverage ratio (%)	6.1	19.1	4.7	24.0

Note:

(1)    CRR as implemented by the PRA in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full with the exception of unrealised gains on available-for-sale securities which has been included from 2015 under the PRA transitional basis.

General:

From 1 January 2015, RBS has been required to meet at least 56% of its Pillar 2A capital requirement with CET1 capital and the balance with Additional Tier 1 and/or Tier 2 capital. The Pillar 2A capital requirement is the additional capital that RBS must hold, in addition to meeting its Pillar 1 requirements in order to comply with the PRA’s overall financial adequacy rule.

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

(2)    The adjustment arising from the application of the prudent valuation requirements to all assets measured at fair value, has been included in full. Additional valuation adjustments relating to unearned credit spreads on exposures under the advanced internal ratings approach has been included in the determination of the expected loss amount deducted from CET1.

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

RWAs:

(1)    Current securitisation positions are shown as risk-weighted at 1,250%.

(2)    RWA uplifts include the impact of credit valuation adjustments and asset valuation correlation on large financial sector entities.

(3)    RWAs reflect implementation of the full internal model method suite, and include methodology changes that took effect immediately on CRR implementation.

(4)    Counterparties which meet the eligibility criteria under CRR are exempt from the credit valuation adjustments volatility charges.

(5)    The CRR final text includes a reduction in the risk-weight relating to small and medium-sized enterprises.

*unaudited

Financial review Capital and risk management

Capital risk continued
Capital resources
	2016		2015*
	NatWest	UBI DAC	NatWest	UBI DAC
	£m	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)	15,297	5,556	11,282	5,753

Regulatory adjustments and deductions
Own credit	—	(3)	—	—
Defined benefit pension fund adjustment	(15)	61	—	142
Cash flow hedging reserve	—	—	1	—
Deferred tax assets	(599)	(250)	(622)	(210)
Prudential valuation adjustments	(1)	—	(1)	—
Qualifying deductions exceeding AT1 capital	(199)	—	—	—
Goodwill and other intangible assets	(477)	—	(498)	—
Expected losses less impairments	(534)	(165)	(703)	(22)
Instruments of financial sector entities where the institution has a significant investment	(3,019)	—	(2,413)	—
Significant investments in excess of secondary capital	(80)	—	(424)	—
Other regulatory adjustments	20	25	532	27
	(4,904)	(332)	(4,128)	(63)

CET1 capital	10,393	5,224	7,154	5,690

Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium subject to phase out	175	—	204	—

Tier 1 deductions
Instruments of financial sector entities where the institution has a significant investment	(374)	—	(187)	—
Qualifying deductions exceeding AT1 capital	199	—	—	—
	(175)	—	(187)	—

Tier 1 capital	10,393	5,224	7,171	5,690

Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,735	555	5,058	492

Tier 2 deductions
Instruments of financial sector entities where the institution has a significant investment	(112)	—	(92)	—
Other regulatory adjustments	—	(33)	—	(7)
	(112)	(33)	(92)	(7)

Tier 2 capital	4,623	522	4,966	485

Total regulatory capital	15,016	5,746	12,137	6,175

Note:

(1)    CRR as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for with the exception of unrealised gains on available-for-sale securities which has been included from 2015 under the PRA transitional basis.

Leverage exposure
The leverage exposure is based on the CRR delegated act.
	2016		2015
	NatWest	UBI DAC	NatWest	UBI DAC
Leverage	£bn	£bn	£bn	£bn
Derivatives	3.1	0.9	2.1	0.7
Loans and advances	214.7	22.5	207.6	19.9
Reverse repos	—	0.3	—	—
Other assets	11.1	2.6	10.7	2.2

Total assets	228.9	26.3	220.4	22.8
Derivatives
- netting and variation margin	(2.2)	(0.1)	(1.4)	(0.1)
- potential future exposures	0.2	0.2	0.2	0.2
Undrawn commitments	9.9	1.1	9.9	1.0
Regulatory deductions and other adjustments	(5.1)	(0.2)	(5.2)	(0.2)
Exclusion of core UK-group exposure	(62.1)	—	(70.8)	—

Leverage exposure	169.6	27.3	153.1	23.7

*unaudited

Financial review Capital and risk management

Liquidity and funding risk

Definition

Liquidity and funding risk arises when the Group is unable to meet its financial obligations, including financing wholesale maturities or customer deposit withdrawals, as and when they fall due. All the quantitative disclosures in this section are audited.

Key developments in 2016

Liquidity position:

•         The Group’s liquidity portfolio, largely comprising secondary liquidity, was £64 billion at 31 December 2016, an increase from £48 billion at the prior year end.

•         The Group includes three of the UK Domestic Liquidity Subgroup (UK DoLSub) centrally managed liquidity portfolios, which amount to £59 billion of the total liquidity portfolio (2015 - £43 billion).

Funding position:

•         The loan:deposit ratio increased to 79% at the end of 2016, up from 76% at the prior year end. The increase primarily in mortgage lending in UK PBB outweighed the impact of deposit growth.

Sources of liquidity and funding

Liquidity and funding risks arise through the maturity transformation role that banks perform. It is dependent on Group specific factors such as maturity profile, composition of sources and uses of funding and the quality and size of the liquidity portfolio. Broader market factors, such as wholesale market conditions and depositor and investor behaviour, are also contributing factors.

The Group’s primary funding sources are as follows:

Type	Description
Customer deposits	UK PBB, Commercial Banking and Private Banking deposit taking segments.
Wholesale markets	Short-term (less than 1 year) unsecured money markets and secured repo market funding.
Term debt	Issuance of long-term (more than 1 year) unsecured and secured debt securities.

The RBS Group may access various funding facilities offered by central banks from time to time. The use of such facilities can be both part of a wider strategic objective to support initiatives to help stimulate economic growth or as part of the broader liquidity management and funding strategy. Usage and repayment of available central bank facilities will fit within the overall liquidity risk appetite and concentration limits.

Financial review Capital and risk management

Liquidity and funding risk continued

Policy, framework and governance

The key elements of the RBS Group’s liquidity and funding framework are as follows:

Type	Description
Risk appetite	Meeting regulatory and set internal risk limits for liquidity and funding.
Policies	How we manage liquidity and funding across the RBS Group.
Governance	Management oversight and three lines of defence.

Internal liquidity and funding policies are designed to ensure that the Group:

•         Has a clearly stated liquidity and funding risk tolerance: The liquidity and funding risk tolerance forms part of the RBS Group’s bank-wide risk appetite statement, which is overseen by the Board Risk Committee and approved by the RBS Group Board. The risk appetite statement defines key metrics, risk trigger levels and capacity for liquidity and funding management within the RBS Group. The Board also sets the appetite for funding risk to ensure that stable sources of funding are used to fund the Group’s core assets. The RBS Group monitors its liquidity positions against these risk tolerances on a daily basis. In setting risk limits the Board considers the nature of the RBS Group’s activities, overall risk appetite, market best practice and regulatory compliance.

•         Has in place strategies, policies and practices to ensure that the RBS Group maintains sufficient liquidity: The risk management framework determines the sources of liquidity risks and the steps that can be taken when these risks exceed certain actively monitored limits. These steps include when and how to use the liquid asset portfolio, and other balance sheet actions that can be undertaken.  The Asset and Liability Management Committee (ALCo), and by delegation the  ALCo Technical Committee, overseas the implementation of liquidity and funding management across RBS within set risk appetite.

•         Incorporates liquidity costs, benefits and risks in product pricing and performance management: The Group uses internal funds transfer pricing to ensure liquidity costs are reflected in the measurement of business performance, and to correctly incentivise businesses to source the most appropriate mix of funding.

Regulatory oversight and liquidity framework*

The RBS Group operates across multiple jurisdictions and is subject to a number of regulatory regimes, with the key metrics being:

Ratio	Exposure type	Description
Liquidity coverage ratio (LCR)	Liquidity profile	Coverage of 30 day net cash outflows in stress - effective from 1 October 2015.
Net stable funding ratio (NSFR)	Structural funding profile	Required and available stable funding sources less than and greater than 1 year timeline. Effective from 1 January 2018.

*unaudited

Financial review Capital and risk management

Liquidity and funding risk continued

The principal regulator, the PRA, has a comprehensive set of liquidity regulations which implement the Capital Requirements Directive IV liquidity regime in the UK. To comply with the PRA regulatory framework, the RBS Group undertakes the following:

Activity	Description
Individual Liquidity Adequacy Assessment Process (ILAAP)	An ongoing exercise to comply with best practice and regulatory standards for liquidity management.
L-SREP

An annual Liquidity Supervisory Review and Evaluation Process (L-SREP) with the PRA, that involves a comprehensive review of the RBS ILAAP, liquidity policies and risk management framework. This results in the settings of the Individual Liquidity Guidance, which influences the size and overall composition of the liquidity portfolio.

Regulatory developments

LCR is being introduced on a phased basis and UK banks are initially required to maintain a minimum of 90% of LCR by 1 January 2017, rising to 100% by 1 January 2018.

BCBS published its final recommendations for implementation of the NSFR in October 2014. The proposal included an implementation date of 1 January 2018, by which time banks are expected to meet and maintain a NSFR ratio of 100%. The European Commission (EC) is due to submit a legislative proposal to the European Parliament during 2017 for implementing the NSFR in the European Union (EU). In the meantime, the RBS Group uses the definitions from the BCBS guidelines, and its own internal interpretations, to calculate the NSFR.

Measurement, monitoring and contingency planning

In implementing the liquidity risk management framework, a suite of tools are used to monitor, limit and stress test the risks within the balance sheet. Set limits control the amount and composition of funding sources, asset and liability mismatches and funding concentrations, in addition to the level of liquidity risk.

Liquidity risks are reviewed at significant legal entity and business levels daily, with performance reported to ALCos at least monthly.

Any breach of internal metric limits will set in motion a series of actions and escalations outlined under the RBS Recovery Plan (refer to page 38), which covers all legal entities within the Group. The plan sets out credible recovery options that could be implemented in the event of a severe stress to restore the business to a stable and sustainable position, focussing on addressing the bank’s capital and liquidity position.

RBS Securities Inc has been requested by its local regulator to maintain a separate recovery plan to address specific liquidity risks. This plan will be aligned to the 2017 RBS Recovery Plan to ensure that it operates consistently in the event of a stress scenario.

*unaudited

Financial review Capital and risk management

Liquidity and funding risk continued

Stress testing*

Under the liquidity risk management framework the RBS Group maintains the ILAAP, a component of which is an assessment of net stressed liquidity outflows. The RBS Group considers a range of extreme but plausible stress scenarios on cash flows, liquidity resources, profitability, solvency, asset encumbrance and survival horizon.

Type	Description
Idiosyncratic scenario	The market perceives the Group to be suffering from a severe stress event which results in an immediate assumption of increased credit risk or concerns over solvency.
Market-wide scenario

A market stress event affecting all participants in a market through contagion, counterparty failure and other market risks. The RBS Group is impacted under this scenario but no more severely than any other participants with equivalent exposure.

Combined scenario

This scenario models the combined impact of an idiosyncratic and market stress occurring at once. The combined scenario reflects the contingency that a severe name-specific event occurs at the Group in conjunction with a broader market stress, causing wider damage to the market and financial sector and severely impacting funding markets and assets.

The RBS Group uses the most severe combination of these to set the internal stress testing scenario. The results of this enable the bank to set its internal liquidity risk appetite which complements the regulatory LCR requirement.

Liquidity risk

Liquidity portfolio

The size of the portfolio is determined under the liquidity risk management framework with reference to the RBS Group’s liquidity risk appetite.

The majority of the NatWest Group’s liquidity portfolio is centrally managed by RBS Group Treasury, ring-fenced from the NatWest Markets trading book, and is the ultimate responsibility of the RBS Group Treasurer. This portfolio is held in the PRA regulated UK DoLSub comprising RBS Group’s five licensed deposit taking UK banks: Three of these banks form part of the NatWest Group: National Westminster Bank Plc, Ulster Bank Limited and Coutts & Co.

Ulster Bank Ireland DAC, a significant operating subsidiary of the NatWest Group, holds a locally managed portfolio to comply with local regulations that may differ from PRA rules.

*unaudited

Financial review Capital and risk management

Liquidity and funding risk continued

Funding risk

The composition of the Group’s balance sheet is a function of the broad array of product offerings and markets served by its core businesses. The structural composition of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise the liquidity profile, while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Funding sources
The table below shows the Group's carrying values of the principal funding sources.

	2016			2015
		Amounts due			Amounts due
		to holding			to holding
		company			company
	Third	and fellow		Third	and fellow
By product	Party	subsidiaries	Total	Party	subsidiaries	Total
	£m	£m	£m	£m	£m	£m
Deposits by banks	3,456	14,845	18,301	3,506	17,609	21,115
Debt securities in issue	301	—	301	1,473	—	1,473
Subordinated liabilities	1,489	5,806	7,295	1,395	5,621	7,016
Notes issued	1,790	5,806	7,596	2,868	5,621	8,489
Wholesale funding	5,246	20,651	25,897	6,374	23,230	29,604
Customer deposits	217,768	4,859	222,627	216,931	7,752	224,683
Total funding excluding disposal groups	223,014	25,510	248,524	223,305	30,982	254,287
Disposal groups (1)	18,677	—	18,677	2,623	—	2,623
Total funding	241,691	25,510	267,201	225,928	30,982	256,910

Note:

(1)     Disposal groups for 2016 are primarily UBIH which was not part of disposal groups in 2015 but are included here for comparison purposes. UBIH balances were customer deposits £16.1 billion (2015 - £13.1 billion), bank deposits £1.3 billion (2015 - £0.8 billion) and issued notes £1.3 billion (2015 - £1.5 billion). Disposal groups for 2015, were predominantly International Private Banking customer deposits of £2.6 billion.

Deposits and repos
The table below shows the composition of the Group’s deposits and repos.

	Deposits
		Amounts due
		to holding
		company
		and fellow		Repos
	Third party	subsidiaries	Total	Third party	Total
2016	£m	£m	£m	£m	£m
Financial institutions
- central and other banks	3,456	14,845	18,301	1,744	20,045
- other financial institutions	15,449	4,633	20,082	11,190	31,272
Other corporate	202,319	226	202,545	122	202,667
Total excluding disposal groups	221,224	19,704	240,928	13,056	253,984
Disposal groups	17,422	—	17,422	—	17,422
Total	238,646	19,704	258,350	13,056	271,406

2015
Financial institutions
- central and other banks	3,506	17,609	21,115	3,476	24,591
- other financial institutions	13,521	7,402	20,923	5,124	26,047
Personal and corporate deposits	203,410	350	203,760	1,854	205,614
Total excluding disposal groups	220,437	25,361	245,798	10,454	256,252
Disposal groups	2,623	—	2,623	—	2,623
Total	223,060	25,361	248,421	10,454	258,875

Key point

•         Reverse repos at 31 December 2016 were £8.3 billion (2015 - £10.7 billion). Fair value of securities received as collateral for reverse repos was £8.3 billion (2015 - £10.6 billion), of which £8.3 billion (2015 - £10.6 billion) had been rehypothecated for the Group’s own transactions, in line with normal market practice.

Financial review Capital and risk management

Liquidity and funding risk continued

Loan:deposit ratio and funding surplus/(gap)

The table below shows loans and advances to customer, customer deposits, loan:deposit ratio (LDR) and funding surplus/(gap), excluding intra RBS Group balances.

	2016				2015*
	Loans and				Loans and
	advances to	Customer		Funding	advances to	Customer		Funding
	customers (1)	deposits (2)	LDR	surplus/(gap) (3)	customers (1)	deposits (2)	LDR	surplus/(gap) (3)
	£m	£m	%	£m	£m	£m	%	£m
UK PBB	112,271	125,647	89	13,376	97,805	118,818	82	21,013
Commercial Banking	41,290	67,569	61	26,279	39,628	62,419	63	22,791
Private Banking	11,227	23,983	47	12,756	10,542	21,460	49	10,918
NatWest Markets	931	321	nm	(610)	378	54	nm	(324)
Capital Resolution	553	126	nm	(427)	651	248	nm	(403)
Central items & other	94	122	nm	28	71	830	nm	759
Subtotal excluding disposal
groups UBIH (2015)	166,366	217,768	76	51,402	149,075	203,829	73	54,754

Ulster Bank (Ireland) Holdings (4)	18,922	16,113	117	(2,809)	16,663	13,102	127	(3,561)
International Private Banking (5)	—	—	—	—	1,638	2,591	63	953
Total including disposal groups	185,288	233,881	79	48,593	167,376	219,522	76	52,146

Notes:

(1) Excludes reverse repo agreements and net of impairment provisions.

(2) Excludes repo agreements.

(3) Calculated as customer deposits less loans and advances to customers.

(4) Included within disposal groups for 2016 only.

(5) Included within disposal groups for 2015 only.

(6) nm = not meaningful.

Key points

•         Excess customer deposits of £49 billion (2015 - £52 billion) are predominantly placed on deposit with the Bank of England and other central banks, by the RBS Group on behalf of NatWest.

•         Lending to corporate customers from these funding surpluses will continue as part of the future ring-fenced banking activities.

•         UK PBB’s funding surplus has decreased by £7.6 billion in 2016 reflecting growth in mortgage lending which outweighed growth in deposits.

•         The Commercial Banking surplus increased by £3.5 billion as deposit growth more than offset the effect of increased lending to corporate customers.

Notes issued
The table below shows the Group’s debt securities in issue and subordinated liabilities by residual maturity.

		Subordinated liabilities			Total
	Debt securities		Amounts due to			Amounts due to
	in issue	Third party	holding company	Total	Third party	holding company	Total
2016	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	—	16	353	369	16	353	369
1-3 years	—	—	1,424	1,424	—	1,424	1,424
3-5 years	—	309	154	463	309	154	463
More than 5 years	301	1,164	3,875	5,039	1,465	3,875	5,340
	301	1,489	5,806	7,295	1,790	5,806	7,596

2015
Less than 1 year	1	14	14	28	15	14	29
1-3 years	—	—	564	564	—	564	564
3-5 years	—	—	1,232	1,232	—	1,232	1,232
More than 5 years	1,472	1,381	3,811	5,192	2,853	3,811	6,664
	1,473	1,395	5,621	7,016	2,868	5,621	8,489

*unaudited

Financial review Capital and risk management

Liquidity and funding continued

Encumbrance

The Group evaluates the extent to which assets can be financed in a secured form (encumbrance), but certain asset types lend themselves more readily to encumbrance. The typical characteristics that support encumbrance are an ability to pledge those assets to another counterparty or entity through operation of law without necessarily requiring prior notification, homogeneity, predictable and measurable cash flows, and a consistent and uniform underwriting and collection process. Retail assets including residential mortgages and credit card receivables display many of these features.

The Group categorises its assets into three broad groups; assets that are:

•         Already encumbered and used to support funding currently in place via own asset securitisations, covered bonds and securities repurchase agreements.

•         Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.

•         Not currently encumbered. In this category, the Group has in place an enablement programme which seeks to identify assets which are capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not impacting customer relationships or servicing.

Balance sheet encumbrance - third party

2016
	Encumbered as a result of
	transactions with counterparties			Pre-positioned	Unencumbered assets not pre-positioned					Balances
	other than central banks			& encumbered	with central banks					with holding
	Covered	Repos	Total	assets held at	Readily	Other	Cannot be		Total	company
	bonds and	and	encumbered	central banks	Available	available	used		third	and fellow
	securitisations	similar	assets (1)	(2)	(3)	(4)	(5)	Total	party	subsidiaries	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	—	0.9	0.9	—	1.7	—	—	1.7	2.6	—	2.6
Loans and advances
- banks	—	0.3	0.3	—	1.4	—	—	1.4	1.7	94.7	96.4
- residential mortgages
- UK	8.9	—	8.9	79.3	11.5	6.6	—	18.1	106.3	—	106.3
- US	0.3	—	0.3	—	—	—	—	—	0.3	—	0.3
- credit cards	—	—	—	—	2.7	0.2	—	2.9	2.9	—	2.9
- personal loans	—	—	—	—	4.4	2.4	—	6.8	6.8	—	6.8
- other	—	—	—	3.5	1.4	33.4	11.7	46.5	50.0	3.2	53.2
Reverse repos	—	—	—	—	—	—	8.3	8.3	8.3	—	8.3
Debt securities	—	3.1	3.1	—	1.1	—	0.3	1.4	4.5	—	4.5
Equity shares	—	—	—	—	0.1	—	—	0.1	0.1	—	0.1
Settlement balances	—	—	—	—	—	—	1.2	1.2	1.2	0.5	1.7
Derivatives	—	—	—	—	—	—	1.0	1.0	1.0	2.9	3.9
Intangible assets	—	—	—	—	—	—	0.5	0.5	0.5	—	0.5
Property, plant
and equipment	—	—	—	—	—	1.2	1.0	2.2	2.2	—	2.2
Deferred tax	—	—	—	—	—	—	1.4	1.4	1.4	—	1.4
Other assets	—	—	—	—	—	—	0.4	0.4	0.4	—	0.4
Total before disposal
groups	9.2	4.3	13.5	82.8	24.3	43.8	25.8	93.9	190.2	101.3	291.5
Disposal groups	7.9	0.1	8.0	5.8	5.1	4.9	1.2	11.2	25.0	—	25.0
Total after disposal
groups	17.1	4.4	21.5	88.6	29.4	48.7	27.0	105.1	215.2	101.3	316.5

For the notes to this table refer to the following page.

Financial review Capital and risk management

Liquidity and funding risk continued
2015
	Encumbered as a result of
	transactions with counterparties			Pre-positioned	Unencumbered assets not pre-positioned					Balances
	other than central banks			& encumbered	with central banks					with holding
	Covered	Repos	Total	assets held at	Readily	Other	Cannot be		Total	company
	bonds and	and	encumbered	central bank	available	available	used		third	and fellow
	securitisations	similar	assets (1)	(2)	(3)	(4)	(5)	Total	party	subsidiaries	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	—	0.5	0.5	—	1.2	—	—	1.2	1.7	—	1.7
Loans and advances
- banks	0.8	0.4	1.2	—	2.2	0.4	—	2.6	3.8	99.4	103.2
- residential mortgages
- UK	12.4	—	12.4	64.0	8.7	6.0	—	14.7	91.1	—	91.1
- Irish	7.4	—	7.4	1.2	4.0	—	0.1	4.1	12.7	—	12.7
- credit cards	—	—	—	—	3.0	0.2	—	3.2	3.2	—	3.2
- personal loans	—	—	—	—	4.3	2.9	—	7.2	7.2	—	7.2
- other	—	—	—	4.9	3.9	33.1	9.6	46.6	51.5	0.6	52.1
Reverse repos	—	—	—	—	—	—	10.7	10.7	10.7	—	10.7
Debt securities	—	3.7	3.7	—	3.5	—	—	3.5	7.2	—	7.2
Equity shares	—	—	—	—	—	—	0.7	0.7	0.7	—	0.7
Settlement balances	—	—	—	—	—	—	1.4	1.4	1.4	0.7	2.1
Derivatives	—	—	—	—	—	—	0.9	0.9	0.9	1.7	2.6
Intangible assets	—	—	—	—	—	—	0.5	0.5	0.5	—	0.5
Property, plant
and equipment	—	—	—	—	—	1.0	—	1.0	1.0	—	1.0
Deferred tax	—	—	—	—	—	—	1.8	1.8	1.8	—	1.8
Other assets	—	—	—	—	—	—	1.2	1.2	1.2	0.1	1.3
Total before disposal
groups	20.6	4.6	25.2	70.1	30.8	43.6	26.9	101.3	196.6	102.5	299.1
Disposal groups	—	—	—	—	0.8	1.9	0.6	3.3	3.3	—	3.3
Total after disposal
groups	20.6	4.6	25.2	70.1	31.6	45.5	27.5	104.6	199.9	102.5	302.4

Notes:

(1)    Total assets encumbered as a result of transactions with counterparties other than central banks are those that have been pledged to provide security for the liability shown above and are therefore not available to secure funding or to meet other collateral needs.

(2)    Assets pre-positioned at central banks include loans provided as security as part of funding schemes, and those encumbered under such schemes.

(3)    Readily available: including assets that have been enabled for use with central banks but not positioned; cash and high quality debt securities that form part of the Group’s liquidity portfolio, and unencumbered debt securities.

(4)    Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(5)    Cannot be used includes:

(a) Reverse repurchase agreements and trading related settlement balances.

(b) Non-financial assets such as intangibles, prepayments and deferred tax.

(c) Loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including those relating to date of origination and level of documentation.

(6)    In accordance with market practice the Group employs its own assets and securities received under reverse repo transactions as collateral for repos.

Financial review Capital and risk management

Business risk*

Definition and sources of risk

Business risk arises as a result of RBS’s exposure to the macro-environment, to the competitive environment, and to technological changes. In addition, internal factors such as volatility in sales volumes, and input costs, and other operational risks such as RBS Group’s ability to assess the business operating environment, or to execute its chosen strategy, contribute to business risk.

Key developments in 2016

The RBS Group Board has ultimate responsibility for business risk and for approving strategic plans, initiatives and changes to strategic direction.

The Group’s strategic planning process is managed by Strategy and Corporate Development. The Risk and Finance functions are key contributors to strategic planning.

Responsibility for the day-to-day management of business risk lies primarily with the franchises with oversight by the Finance function. The franchises are responsible for delivery of their business plans and the management of such factors as pricing, sales volumes, marketing expenditure and other factors that can introduce volatility into earnings.

Business risk is identified and managed at the product and transaction level. Estimated revenue, costs and capital are key considerations in the design of any new product or in any new investment decision.

Business risk is reported, assessed and challenged at every governance level within the organisation. Each franchise monitors its financial performance relative to plans and reports this on a regular basis to the finance directors of each franchise.

The RBS Group operates a monthly rolling forecasting process to identify projected changes in, or risks to, key financial metrics, and ensures appropriate actions are taken.

The Group continued to reduce its business risk profile by implementing its strategic plan to shift the business mix towards the UK and retail and commercial banking segments, with higher risk activities in NatWest Markets and Capital Resolution curtailed through disposals and run-downs.

The Group also continued with its simplification and cost reduction programmes.

Market conditions have become more volatile following the EU referendum result, and RBS has been closely monitoring and assessing the operating environment

Reputational risk*

Definition and sources of risk

Reputational risk can arise from the conduct of employees; activities of customers and the sectors and countries in which they operate; provision of products and transactions; as well as operations and infrastructure.

Key developments in 2016

Reputational risk has Board-level oversight reinforced by a Reputational Risk Policy. The Board Risk Committee and Board Sustainable Banking Committee are responsible for overseeing how the RBS Group manages its reputation. The Board’s oversight of reputational issues is supported by the senior RBS Group-wide Reputational Risk Forum (RRF) which opines on cases that represent a material reputational risk to the whole organisation. The RRF, which has delegated authority from the Executive Risk Forum (ERF), also acts as a central forum to review sector or theme-specific reputational risk acceptance positions, including Environmental, Social and Ethical risk positions.

RBS Group articulated its appetite for reputational risk through the implementation of a qualitative reputational risk appetite statement and framework. This has improved the identification, assessment and management of customers and issues that present a material reputational risk, resulting in a greater awareness and focus on the importance of this risk and an increase in the number of cases brought to franchise and RBS Group-wide Reputational Risk fora.

Reputational risk is mitigated through the policy and governance framework, with ongoing staff training to ensure early identification, assessment and escalation of material issues.

The most material threats to the Group’s reputation continued to originate from historical and more recent conduct issues. As a result, the Group has been the subject of investigations and reviews by a number of its regulators, some of which have resulted in fines and public censure. Refer to the Litigation, investigations and reviews section of Note 30 on the consolidated accounts on page 194.

*unaudited

Financial review Capital and risk management

Conduct and regulatory risk*

Definition

Conduct and regulatory risk is the risk that the behaviour of RBS Group and its staff towards customers, or in the markets in which it operates, leads to unfair or inappropriate customer outcomes and results in reputational damage, financial loss or both. The damage or loss may be the result of a failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, or of failing to meet customers’ or regulators’ expectations. All the disclosures in this section are unaudited.

Sources of risk

Conduct and regulatory risk exists across all stages of the Group’s relationships with its customers, from the development of its business strategies, to post-sales processes. The activities through which conduct risk may arise are varied and include product design, marketing and sales, complaint handling, staff training, and handling of confidential Insider Information. Conduct risk also exists if the Group does not take effective action to prevent fraud, bribery and money laundering. Regulatory risk arises from the regulatory, business or operating environment and from the Group’s response to it. As set out in the Litigation, investigations and reviews section in Note 30 on the consolidated accounts, RBS Group and certain members of staff are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key regulatory and conduct developments in 2016

•         The Group continued to remediate historical conduct issues, while also focusing its customer-facing businesses and support functions around the needs of its customers including the delivery of a number of regulatory change programmes. Conduct and litigation costs were £2.3 billion in 2016 compared with £2.8 billion in 2015.

•         The remediation of PPI continued, with the FCA due to update on policy during the first quarter of 2017. Provisioning was increased by £362 million principally to cover the potential pushing back of the time bar.

•         On 8 November, the RBS Group announced it would be taking two steps in relation to the FCA’s S166 review into GRG, firstly to implement a complaints process with independent third party oversight for all customers in scope and secondly to provide an automatic refund of complex fees paid by in-scope SME customers. The FCA review is ongoing and the final report findings are awaited.

•         The Group made a provision for the industry-wide review by the Central Bank of Ireland on the treatment of customers who were sold mortgages with a tracker interest rate or with a tracker interest rate entitlement.

•         Following the outcome of the FCA’s thematic review on Packaged Bank Accounts, NatWest was required to provide an attestation that it is compliant with FCA rules.

•         The application of the revised Markets in Financial Instruments Directive and Regulation (MiFID II/MiFIR) was delayed by a year to January 2018, while UK and EU regulators published several consultations on its implementation.

•         The Market Abuse Regime took effect from July 2016.

•         The UK’s Senior Managers and Certification regime was successfully implemented.

•         Work continues on the UK’s ring-fencing requirements.

*unaudited

Financial review Capital and risk management

Conduct and regulatory risk* continued

The Conduct Risk Appetite Framework was established in 2015 and continues to be embedded across RBS Group.

The Conduct Risk Appetite Framework is divided into seven pillars, ensuring that conduct risk exposures are understood and managed in accordance with agreed risk appetite. The Conduct Risk Appetite Framework requires regular and consistent assessment through periodic Conduct Performance Assessment, reporting of risk exposures and the operating effectiveness of controls, across the businesses.

Other activities undertaken to address regulatory risk included:

•         Migration to simpler, principle-based policies with accountable executives identified and roles, accountabilities and responsibilities defined;

•         Roll-out of RBS Group-wide policies, processes and strategic systems to identify and manage conflicts of interest better;

•         Enhancement of the RBS Group-wide surveillance programme; and

•         Significant investment in anti-money laundering controls, governance and training.

*unaudited

Financial review Capital and risk management

Conduct and regulatory risk* continued

Governance

The RBS Group defines appropriate standards of conduct and drives adherence to those standards through its framework for managing conduct and regulatory risk. The Board and its senior committees receive updates on conduct risk exposures and action plans through regular reporting.

Key elements of the governance structure are set out below:

•         The Conduct & Regulatory Affairs (C&RA) Executive Committee considers emerging material risks and issues, and implements Board and Executive Committee risk management policy decisions;

•         The Financial Crime Accountable Executive Committee (accountable to the Executive Risk Forum) ensures that the customer businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively; and

•         The Mandatory Change Advisory Committee, reports to the Bank-Wide Investment Committee, acting as the reception committee for reviewing externally mandated changes that may affect RBS Group. It also recommends appropriate responses, including change implementation activities. In doing so, it determines which businesses or functions own individual risks; and commissions and reviews impact assessments from customer businesses and functions.

Plans to merge parts of the C&RA function with Risk management were announced in December 2016 to take effect from 1 January 2017. The change is designed to take advantage of synergies across the risk, conduct and regulatory agendas. Regulatory Affairs will move to Corporate Governance & Secretariat, and Remediation and Complaints will move to Services’ Chief Operating Office.

Controls and assurance

Under the Policy framework, there are 19 conduct risk policies. Each policy is designed to provide both high-level direction and RBS Group-wide requirements. The policies ensure RBS Group meets its regulatory obligations. They also provide the necessary clarity to staff on their conduct obligations.

RBS Group’s Regulatory Affairs department separately oversees regulatory developments, interactions with regulators and regulatory approvals for individuals.

Assurance and monitoring activities are essential to measure the extent to which RBS Group manages its delivery of specific customer outcomes.

Risk assessments are used to identify material conduct risks and implement key controls across all business areas. The risk assessment process is designed to confirm that risks are effectively managed and prioritised, as well as ensure controls are tested.

*unaudited

Financial review Capital and risk management

Conduct and regulatory risk* continued

Scenario analysis is used to assess the impact of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect RBS Group’s financial performance or reputation and are an important component in the operational risk framework and capital model.

Risk appetite

The conduct risk appetite framework has now been embedded and the Conduct Performance Assessment, which forms part of it, facilitates a consistent approach across RBS Group for assessing conduct and regulatory risk.

Risk appetite statements, in line with RBS Group-wide risk appetite, articulate the levels of risk which franchises and functions must not exceed. Where businesses are operating outside of appetite, the problems are addressed through agreed risk mitigation plans.

Risk monitoring and measurement

RBS Group’s Board and senior RBS Group committees receive updates on conduct risk exposures and action plans through monthly reporting. The reporting is intended to be focused, forward-looking and action-oriented.

The most material conduct matters are reported to the appropriate committees, including the Board, the Group Audit Committee and Board Risk Committee.

An annual Money Laundering Reporting Officer’s Report is submitted to the Board and the FCA. This covers RBS Group’s Anti-Money Laundering (AML) framework and the operation and effectiveness of the systems and controls in place to comply with AML laws and regulations. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions as well as embargoes and export controls.

The Group Audit Committee is provided with a whistleblowing report on a biannual basis. It details cases by internal reporting categories based on the definition of whistleblowing, which is contained within RBS Group’s Speak Up policy.

The policy encompasses both the legislative definition contained within the Public Interest Disclosure Act 1998 and the regulatory definition within FCA and PRA regulations and guidance. It extends these to include conduct or behaviour which does not meet the expected bank standards documented in Our Code. The whistleblowing report identifies underlying trends and highlights the outcomes of investigations.

The RBS Group continues to work with each business to enhance the management information linked to their risk appetite statements. This is required to help ensure appropriate customer outcomes are delivered and that the management information is compliant with the BCBS’s principles for effective risk data aggregation and risk reporting.

*unaudited

Financial review Capital and risk management

Conduct and regulatory risk* continued

Risk mitigation

The RBS Group communicates information to customer-facing businesses and functions about regulatory developments and discussions with regulators. This helps identify and execute any required mitigating changes to strategy or to business models.

Early identification and effective management of changes in legislation and regulation are critical to the successful mitigation of conduct and regulatory risk. The effects of all changes are managed to ensure timely compliance readiness. Changes assessed as having a ‘High’ or ‘Medium-High’ impact are managed closely.

Operational risk*

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risk may directly affect customers, lead to financial loss or damage RBS Group’s reputation (for example, a major IT systems failure or fraudulent activity). There can also be a link between operational risk failures and conduct risk issues.

All the disclosures in this section are unaudited.

Sources of risk

Operational risk may arise from a failure to manage operations, systems, transactions and assets appropriately. This can take the form of human error, an inability to deliver change adequately or on time, the non-availability of technology services, or the loss of customer data. Fraud and theft are sources of operational risk, as is the impact of natural and man-made disasters. It can also arise from a failure to account for changes in law or regulations or to take appropriate measures to protect assets.

Key developments in 2016

During 2016, RBS Group’s operational risk management framework was enhanced with improved links between risk appetite and risk exposures. This underpins an appropriate risk-based approach to operational risk management.

The year also saw a continued strong focus on the risks arising from the execution of major projects, including the Transformation programme, the restructuring of NatWest Markets (formerly CIB), preparations for the implementation of the Independent Commission on Banking’s ring-fencing proposals, the planned divestment of Williams & Glyn, and the impact on RBS Group’s control environment due to cost reduction measures.

These are essential to the achievement of RBS Group’s strategic objectives and, accordingly, Operational Risk continued to oversee these, ensuring the associated risks were assessed and understood with mitigating activity in place wherever possible.

*unaudited

Financial review Capital and risk management

Operational risk* continued

There was also a continued strong focus on RBS Group’s enhanced risk and control assessment methodology. This approach enhances understanding of the risk profile for the most critical products and services. As a core aspect of the Controls Transformation Programme, the new approach, building on design in 2015, continued to be rolled out and embedded across the organisation. A significant number of assessments were carried out during 2016 in order to identify and quantify the most material risks to key products and services. Refer to page 57 for further details.

The external fraud threat environment across the industry continued to escalate in 2016, with this trend predicted to continue. RBS Group has put in place a collective bank-wide response plan to the increased threat. This aligns fraud prevention programmes across the bank with the objective of mitigating the customer and financial impacts of external fraud. The plan successfully delivered key strategic programmes in 2016 that enhanced RBS Group’s fraud prevention and detection capabilities, enabling it to limit the impact of fraudulent activity on its customers. As a result the RBS Group recorded an increase in its fraud detection rates in the second half of 2016. RBS Group is also supporting an industry-led education initiative in 2017-2018 which will offer advice to help the public protect themselves from preventable financial fraud. The initiative is led by Financial Fraud Action UK Ltd and is being delivered in conjunction with the Home Office, law enforcement and other banks.

The information and cyber security risk facing RBS Group continues to change in line with the constantly evolving threat environment in which it operates. Internal security improvement programmes continue to progress RBS Group-wide, developing new, and strengthening existing controls to protect the RBS Group and its customers. RBS Group continuously develops and utilises pro-active threat management and intelligence processes to understand, manage and mitigate credible threats.

Throughout 2016 the RBS Group has decommissioned a number of internet-facing websites thus reducing the attack surface visible to external parties such as hackers and fraudsters. Improvements have also been made to access controls for RBS Group systems. Internal training programmes continue to ensure all employees are fully aware of the constant threats facing the RBS Group and remain vigilant to unauthorised attempts by internal or external parties to access systems and data.

Risk governance

A strong Operational Risk management function is vital to support RBS Group’s ambitions to serve its customers better. Improved management of operational risk against a defined appetite directly supports the strategic risk objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The Operational Risk function, part of the second line of defence, undertakes a leadership role and is tasked with delivering a robust operational risk management framework and culture across the RBS Group. The Director of Operational Risk reports to the Chief Risk Officer.

*unaudited

Financial review Capital and risk management

Operational risk* continued

The Operational Risk function is responsible for the design, development, delivery and continuous improvement of the operational risk management framework. The Operational Risk Policy is incorporated into the RBS Group’s Policy Framework and provides direction for the consistent identification, assessment, management, monitoring and reporting of operational risk. Through a network of oversight teams, the function seeks to ensure the integrity of the framework, and manages overall operational risk profile against risk appetite.

The Operational Risk Executive Committee (OREC), which is a sub-committee of the Executive Risk Forum (ERF), acts on all operational risk matters. This includes reviewing operational risk exposure against risk appetite; identifying and assessing both current and emerging material operational risks; reviewing and monitoring the operational risk profile; and reviewing and approving material operational risk policy management framework changes.

Controls and assurance

The Control Environment Certification (CEC) process is a half- yearly self-assessment by the CEOs of RBS Group’s customer-facing franchises and business units, as well as the heads of the RBS Group’s support and control functions. It gives an assessment on the adequacy and effectiveness of the internal control environment in a consistent and comparable manner, highlighting areas where targeted effort is needed to meet the standards required in order to create a safer and more secure bank for customers. It covers material risks and the key controls that underpin them, including financial, operational and compliance controls, as well as the supporting risk management frameworks.

The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and the progress made to improve the control environment, are reported to the Board, the Group Audit Committee and the Board Risk Committee (BRC). They are also shared with external auditors.

The CEC process helps to ensure compliance with the RBS Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting, and certain requirements of the UK Corporate Governance Code.

Risk appetite

The operational risk appetite framework supports effective management of key operational risks. It expresses the level and types of operational risk the RBS Group is willing to accept in order to achieve its strategic objectives and business plans.

RBS Group’s operational risk appetite is expressed through a set of qualitative risk appetite statements and quantitative measures which are defined at an aggregate, bank-wide and individual business level. Appetite covers RBS Group’s most material operational risks, defined by a materiality assessment, which in turn considers past, current and future risk exposures. Appetite exposures for all material risks are regularly reported to business risk committees, the OREC, ERF and BRC.

*unaudited

Financial review Capital and risk management

Operational risk* continued

The aggregation of operational risk appetite drives measurement of how effectively RBS Group is managing its material risks across the core components of the operational risk management framework. It provides for an aggregate view of risk appetite, risk and control profile, loss and event data management and control environment.

Above these sit an RBS Group-level operational risk appetite statement which encompasses the full range of operational risks. This drives the strategic risk measurement of stakeholder confidence and is reviewed annually by the ERF. The statement is supported by three simple measures: (i) the relationship between operational risk losses and RBS Group’s gross income; (ii) metrics covering control environment performance; and (iii) the requirement for the material RBS Group-wide operational risks to be managed within risk appetite.

Risk identification and assessment

Across all business areas, risk and control assessments are used to identify and assess material operational and conduct risks and key controls. To support identification of risk concentrations, all risks and controls are mapped to the risk directory. Risk assessments are refreshed at least annually to ensure they remain relevant and capture any emerging risks.

The process is designed to confirm that risks are effectively managed and prioritised in line with the stated risk appetite. Controls are tested at the appropriate frequency to verify that they remain fit-for-purpose and operate effectively.

During 2016, work continued on rolling out and embedding the enhanced end-to-end risk and control assessment methodology originally developed in 2015. This approach, which strengthens understanding of the risk profile of key products and services, is used to identify and quantify the most material operational risks. Subject matter experts and key stakeholders are engaged from across RBS Group to underpin management action in line with RBS Group’s financial and non-financial appetite statement. Assessments were carried out on a number of critical products and services during 2016. The results of these assessments support RBS Group’s ongoing journey to build on, and enhance, its control environment.

Risk mitigation

Risks are mitigated through the application of key preventative and detective controls. This is an integral step in the risk assessment methodology, which determines residual risk exposure. Control owners are accountable for the design, execution, performance and maintenance of key controls.

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

*unaudited

Financial review Capital and risk management

Operational risk* continued

Risk monitoring

Monitoring and reporting are part of RBS Group’s operational risk management processes, which aim to ensure that risks are identified, considered by senior executives, and managed effectively. The most material operational risks and their position relevant to risk appetite are regularly reviewed at the OREC, along with any emerging risks and the actions taken to mitigate them. These are also reported to the BRC and the ERF. Exposures specific to each business are communicated through regular risk and control reports discussed at business risk committees.

Risk measurement

The RBS Group uses the standardised approach to calculate its operational risk capital requirement. This is based upon multiplying three years’ average historical gross income by coefficients set by the regulator based on type of income.

As part of the wider ICAAP an operational risk economic capital model is used as a key capital benchmark. The model uses loss data and scenario analysis inputs from the operational risk framework, plus external loss data and certain other factors to provide a risk-sensitive view of RBS Group’s operational risk capital requirement.

Scenario analysis is used to assess how extreme but plausible operational risks will affect the RBS Group. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to the Capital risk section for operational risk capital requirement figures.

Event and loss data management

The operational risk event and loss data management process ensures the RBS Group captures and records operational risk loss events that meet defined criteria. Loss data is used for regulatory and industry reporting and is included in capital modelling when calculating economic capital for operational risk.

The most serious events are escalated in a simple, standardised process to all senior management, by way of a ‘Group Notifiable Event Process’.

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2016 may relate to events that occurred, or were identified in, prior years.

*unaudited

Financial review Capital and risk management

Pension risk*

Definition

Pension obligation risk is the risk to RBS Group caused by its contractual or other liabilities to or with respect to a pension scheme (whether established for its employees or those of a related company or otherwise). It also means the risk that RBS Group will make payments or other contributions to or with respect to a pension scheme because of a moral obligation or because RBS Group considers that it needs to do so for some other reason.

Sources of risk

The Group has exposure to pension risk through its defined benefit schemes worldwide. The three largest schemes are: the Main Section of The Royal Bank of Scotland Group Pension Fund (the Main scheme), the Ulster Bank Pension Scheme, and the Ulster Bank Pension Scheme (Republic of Ireland), The Main scheme is the principal source of pension risk. Further detail on the Group’s pension obligations can be found in Note 4 on the consolidated accounts.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. RBS Group is exposed to the risk that the schemes’ assets, together with future returns and additional future contributions, are insufficient to meet liabilities as they fall due. In such circumstances, RBS Group could be obliged (or might choose) to make additional contributions to the schemes, or be required to hold additional capital to mitigate this risk.

Prior to 6 April 1997 individuals who contracted out of the UK State Second Pension were entitled to a Guaranteed Minimum Pension (GMP). Men accrued GMP at different rates to women. The Government intends that GMP should be equalised but until the mechanism is defined, pension funds are uncertain of their obligations.  In the meantime, no allowance is made for GMP equalisation in the IAS 19 defined benefit obligations and risk disclosures.

Key developments in 2016

As part of the 31 December 2015 triennial valuation, RBS Group made a single £4.2 billion payment to the RBS Group Pension Fund in March 2016, instead of a series of annual contributions up to 2023, removing an element of pension risk. RBS Group and the trustee also agreed that the next valuation of the RBS Group Pension Fund will take place as at 31 December 2018, giving certainty to pension funding commitments until at least 2020.

Throughout 2016, various pension risk stress-testing initiatives were undertaken, focused both on internally defined scenarios and on scenarios to meet integrated Bank of England and European Banking Authority stress-testing requirements. For more information on stress testing, refer to the following page.

Governance

The Main scheme operates under a trust deed. The corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of National Westminster Bank Plc. The trustee board comprises six directors selected by RBS Group and four directors nominated by members. The trustee is supported by RBS Investment Executive Ltd (RIEL), which specialises in pension investment strategy.

The Pension Committee (PC) chaired by the RBS Chief Risk Officer, acts as a sub-committee of the RBS Asset and Liability Committee (ALCo) and formulates RBS Group’s view of pension risk. The PC considers mechanisms that could potentially be used for managing risk within the funds as well as financial strategy. It also reviews actuarial assumptions from a sponsor perspective as appropriate. The PC is a key component of RBS Group’s approach to managing pension risk and it reviews and monitors risk management, asset strategy and financing issues on behalf of RBS Group. The PC also serves as a formal link between RBS, RIEL and the trustee.

For further information on Risk governance, refer to page 23.

Risk appetite

Investment policy for the schemes is defined by the trustee with input from RIEL and other specialist advisers employed by the trustee. While the trustee is responsible for the management of the scheme assets, it consults with RBS Group on material changes to the Main scheme’s risk appetite and investment policy.

RBS Group maintains an independent view of the risk inherent in pension funds, with an associated risk appetite, and has defined metrics against which risk is measured. In addition to the scrutiny provided by the PC, RBS Group undertakes regular pension risk monitoring and reporting to the Board and the BRC on the material pension schemes that RBS Group has an obligation to support.

Risk mitigation

The trustee has taken measures to mitigate inflation and interest rate risks, both by investing in suitable financial assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes. The assets of the Main scheme, which represented around 89% of RBS Group’s pension plan assets at 31 December 2016, are invested in a diversified portfolio. This includes quoted and private equity, government and corporate fixed interest and index-linked bonds, property and other alternative assets.

*unaudited

Financial review Capital and risk management

Pension risk* continued

Risk monitoring and measurement

Pension risk reports are submitted quarterly in the RBS Risk and Conduct Management Report. The report includes a measurement of the overall deficit or surplus position, estimated capital requirements, and an assessment of the associated assets and liabilities.

The RBS Group also undertakes stress tests and scenario analyses on its material defined benefit pension schemes each year as part of its risk measurement framework. These stress tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the ICAAP as well as additional stress tests for a number of internal management purposes.

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

The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’). It includes changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements. Asset sensitivity to changes in nominal yields increased over the year as swap yields fell at longer durations.

	Change in	Change in	Change in
	value of	value of	net pension
	assets	liabilities	obligations
2016	£m	£m	£m
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	1,048	502	546
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,485	1,552	(67)
Fall in AA credit spreads of 0.25% at all durations with no change in nominal or real swap yields
or other credit spreads	9	2,074	(2,065)
Fall in equity values of 10%	(905)	—	(905)

2015
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	874	363	511
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,029	1,104	(75)
Fall in AA credit spreads of 0.25% at all durations with no change in nominal or real swap yields
or other credit spreads	7	1,526	(1,519)
Fall in equity values of 10%	(667)	—	(667)

The chart below shows the pension liability cash flow profile, allowing for expected indexation of future payments. The majority of expected cash flows (80%) are anticipated within the next 40 years. The profile will vary depending on the assumptions made regarding inflation expectations and mortality.

*unaudited

Financial review Capital and risk management

Credit risk: management basis

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

The following disclosures in this section are audited:

•         Risk assessment and monitoring

•         Portfolio overview - geography

•         Wholesale credit risk management

°          Risk mitigation

°          Problem debt management - Forbearance

°          Key credit portfolios - commercial real estate LTV distribution

•         Personal credit risk management

°          Problem debt management - Forbearance

°          Overview of personal portfolios - Forbearance, mortgage balances and LTV distribution.

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

Derivatives and securities financing - The Group enters into derivatives contracts and securities financing transactions. These result in counterparty credit risk, which is the risk of financial loss arising from the failure of a counterparty to meet obligations that vary in value by reference to a market rate or asset price. To mitigate the risk of loss, collateral and netting are used along with the additional legal rights provided under the terms of over-the-counter contracts.

Debt securities - The Group holds some debt securities for liquidity management purposes and is exposed to credit risk as a result.

Other activities - The Group is exposed to settlement risk through its activities in foreign exchange, trade finance and payments.

Credit Risk measures exclude intra-Group exposures.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Key developments in 2016*

UK personal lending - The increase in the UK personal portfolio was driven by significant mortgage lending activity. Personal lending represented 69% of the total portfolio (2015 - 64%). Underwriting standards are constantly monitored to ensure that they remain adequate in the current market environment and were not weakened to sustain the growth observed during the period. The unsecured lending portfolio remained stable during the year with no material changes to asset quality.

Credit quality and impairment - Asset quality of performing assets remained stable driven by supportive market conditions in the UK housing market. Non performing assets and associated provisions reduced during the year following asset disposals in the property sector.

Credit risk measurement - RBS Group has changed its measure of credit risk exposure from Credit Risk Assets to Current Exposure and Potential Exposure. Both current year and prior year data are presented on the new basis. This change is discussed further on page 64.

Risk of Credit Loss - A new framework for managing problem debts in the wholesale portfolio was introduced during the year.  The framework is discussed in detail on page 72.

IFRS 9 - The new IFRS 9 accounting requirement for loan impairments will draw extensively on the RBS Group’s risk models and measures in the calculation of expected credit loss required by the standard. A cross-functional programme involving teams in Finance, Risk and Services is delivering the additional capabilities in terms of models, systems and operational processes.

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

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

The key elements of the RBS Group’s credit risk management function are set out below.

Element	Managed by	Description
Leadership	GCCO	The GCCO has overall responsibility for the credit risk function. The GCCO chairs the Credit Risk Committee and, with the RBS Group CRO, co-chairs the RBS Group Provisions Committee.
Governance	Credit Risk Committees

The Wholesale Credit Risk Committee and the Retail Credit Risk Committee have authority for risk appetite (within appetite set by the RBS Group board), strategy, frameworks and policy as well as oversight of Group credit profile.

	Provisions Committee (1,2)	The Provisions Committee has authority over provisions adequacy and to approve recommendations from business provisions committees in accordance with approval thresholds.
Risk appetite

Concentration frameworks

°      Wholesale

°      Single name

°      Sector

°      Country

°      Product and asset class

°      Personal credit risk appetite framework

Reputational and environmental, social and ethical frameworks

Credit policy

Wholesale frameworks are maintained at an RBS Group level to ensure that the risk of an outsized loss due to concentration to a particular borrower, sector, product type or country remains within appetite. The credit frameworks are aligned to the RBS Group’s risk appetite framework.

The Group uses a product and asset class framework to control credit risk for its Personal businesses. The framework sets limits that measure and control the quality of both existing and new business for each relevant franchise or segment.

Controls and risk assurance	Risk Assurance

Credit policy standards are in place for both

Wholesale and Personal portfolios and are expressed as a set of mandatory controls. Assurance activities, as defined by the RBS credit policy, are undertaken by the independent Risk Assurance function.

Credit stewardship	Credit assessment standards Credit risk mitigation and collateral Credit documentation Regular portfolio/customer review Problem debt identification and management

Credit risk stewardship takes place throughout the customer relationship, from initial credit approval and on a continuous basis thereafter.

The methodology applied for assessing and monitoring credit risk varies between customer types and segments.

Customers	Segmentation

Customers are managed differently, reflecting different customer types and risks.

Wholesale customers - including corporates, banks and other financial institutions - are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis.

Personal customers - usually in UK PBB and UBIH as well as personal lending activities in Private Banking - are grouped into portfolios of similar risk and managed on a portfolio basis.

Notes:

(1)   Authority is delegated by the Executive Risk Forum.

(2)   For further information on the Group’s provisioning and impairment practices refer to page 134.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Risk appetite

Risk appetite across all risk types is set by the RBS Group Board using specific quantitative targets under stress, including earnings volatility and capital adequacy. The credit risk appetite frameworks have been designed to reflect factors that influence the ability to meet those targets. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the credit risk appetite frameworks and risk appetite targets. The frameworks are supported by a suite of policies and transaction acceptance standards that set out the risk parameters within which franchises must operate. For further information on the specific frameworks for Wholesale and Personal customers, refer to pages 71 and 78 respectively.

Risk measurements and models*

The RBS Group has changed its measure of credit risk exposure from Credit Risk Assets (CRA) to Current Exposure (CE) and Potential Exposure (PE). In these credit risk disclosures the measure used, unless otherwise stated, is Current Exposure. 2015 comparatives have been restated in Current Exposure. The table below summarises the differences between CRA, Current Exposure and Potential Exposure:

The exhibits in this section exclude intra-group exposures.

	CRA	Current Exposure	Potential Exposure (1)
Lending exposure Comprises cash balances at central banks as well as loans and advances to banks and customers.	Drawn balances (gross of impairment provisions).	Drawn balances	Legally committed limits (2)
Measured net of individual, collective and latent provisions unless otherwise stated.
Counterparty exposure

Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and regulator- approved models but before the effect of collateral. Calculations are gross of credit valuation adjustments (CVAs).

		Measured using the mark-to-market value of derivatives after the effect of enforceable netting agreements and net of legally enforceable financial collateral. (3)	Measured using scaled credit limit utilisation, which takes into account mark-to-market movements, any collateral held and expected market movements over a specified horizon. (2,3)
Current and Potential Exposures are measured net of CVA unless otherwise stated.
Contingent obligations Primarily letters of credit and guarantees.	Drawn balances	Drawn balances	Legally committed amount (2)
Exclusions	• Trading book bonds • Equity securities • Settlement risk • Intra-group credit exposures • Securities financing transactions (repos) • Banking book debt securities	• Trading book bonds • Equity securities • Settlement risk • Suretyships • Intra-group credit exposures
Other		• Net of cash and gold collateral • Current Exposure and Potential Exposure are reported against the guarantor of a transaction to reflect the transfer of risk.

Notes:

(1)     Potential Exposure includes all drawn exposure and all legally committed undrawn exposure.

(2)     Cannot be less than Current Exposure.

(3)     Current Exposure and Potential Exposure for exchange-traded derivatives are defined as exposure at default.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Risk models

The RBS Group uses the output of credit risk models in the credit approval process, as well as for ongoing credit risk assessment, monitoring and reporting, to inform credit risk appetite decisions. These models are divided into different categories:

Model (1)	Calculation method	Wholesale	Personal
PD model	Individual counterparty/account

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

LGD model	Individual counterparty/facility/product

Loss given default (LGD) models estimate the amount that would not be recovered in the event of a customer default. When estimating LGD, the Group’s models assess both borrower and facility characteristics, as well as any credit risk mitigants. The cost of collections and a time-discount factor for the delay in cash recovery are also incorporated.

EAD model	Individual counterparty/facility/product

Exposure at default (EAD) models provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD estimates for committed and uncommitted facilities are based on historic data on limit utilisation. The estimates are also gross of provisions, as well as cash and gold collateral, and as a result can be higher or lower than Potential Exposure. In accordance with regulatory requirements, EAD for Lending Exposures must always be equal to, or higher, than the drawn balance sheet amount, though it can be reduced by a legally enforceable netting agreement.

EC model	Portfolio level

The credit economic capital (EC) model is a framework that allows for the calculation of portfolio credit loss distributions and associated metrics over a given risk horizon for a variety of business purposes. The model takes into account migration risk (the risk that credit assets will deteriorate in credit quality across multiple years), factor correlation (the assumption that groups of obligors share a common factor) and contagion risk (for example, the risk that the weakening of the sovereign’s credit worthiness has a significant impact on the creditworthiness of a business operating in that country).

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Impact of credit model changes

The RBS Group reviews and updates models on an ongoing basis in order to reflect the effects of more recent data, changes to products and portfolios, and new regulatory requirements.

The PD models for banks, local authorities, housing association, property, housebuilders and mortgages were recalibrated during the year. This resulted in some downward ratings migrations across internal asset quality bands.

Model changes affect year-on-year comparisons of risk measures in certain disclosures. Where meaningful, in commentary, the Group has differentiated between instances where movements in risk measures reflect the impact of model changes and those where such movements reflect changes in the size of underlying credit portfolios or their credit quality.

For more information on model governance and review, refer to the Models used in Risk section on page 28.

Asset quality*

Credit grades are assigned at legal entity level for wholesale customers.

All credit grades map to both an RBS Group-level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures, used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be aggregated and reported at differing levels of detail depending on stakeholder or business requirements. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and non-performing loans as AQ10 (where the PD is 100%).

The PD models used to assign a credit grade for the purposes of credit risk management assess the probability of a customer failing to honour its credit obligations over a one-year time period.

The AQ bands and corresponding probability of default ranges are set out below:

AQ band	Probability of default (mid-point)	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA-
AQ3	0.048% - 0.095%	A+ to A-
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

Risk mitigation*

Risk mitigation techniques, as set out in the Group’s credit policies, are used in the management of credit portfolios across the Group, typically to mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools applied can include: structuring a security interest in a physical or financial asset; use of credit derivatives, including credit default swaps, credit-linked debt instruments and securitisation structures; and use of guarantees and similar instruments (for example, credit insurance) from related and third parties. When seeking to mitigate risk, at a minimum the Group considers the following:

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

For further information, refer to the sub-sections on Wholesale credit risk management and Personal credit risk management.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Counterparty credit risk

The Group mitigates counterparty credit risk arising from both derivatives transactions and repurchase agreements through the use of market standard documentation, enabling netting, and through collateralisation.

Amounts owed by the Group to a counterparty are netted against amounts the counterparty owes the Group, in accordance with relevant regulatory and internal policies. However, generally, this is only done if a netting agreement is in place. A legal opinion, to the effect that the agreement is enforceable in the relevant jurisdictions, is also required.

Collateral may consist of either cash or securities. Additional collateral may be called should the net value of the obligations to the Group rise or should the value of the collateral itself fall. The majority of agreements are subject to daily collateral calls with collateral valued using internal valuation methodologies.

The Group restricts counterparty credit exposures by setting limits that take into account the potential adverse movement of an exposure after adjusting for the impact of netting and collateral (where applicable).

Risk assessment and monitoring

Practices for credit stewardship - including credit assessment, approval and monitoring as well as the identification and management of problem debts - differ between the Wholesale and Personal portfolios. For further information, refer to the relevant sub-sections on pages 71 and 78. A key aspect of credit risk stewardship is ensuring that, when signs of impairment are identified, appropriate impairment provisions are recognised.

Impairment, provisioning and write-offs

In the overall assessment of credit risk, impairment, provisioning and write-offs are used as key indicators of credit quality.

Impairment

A financial asset is impaired if there is objective evidence that the amount, or timing, of future cash flows has been adversely affected. Refer to accounting policies on page 134 for details regarding the quantification of impairment losses.

Days-past-due measures are typically used to identify evidence of impairment. In both Wholesale and Personal portfolios, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Indicators of impairment include the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or evidence of diminished cash flows.

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

Provision method	Asset type	Quantification method	Key factors considered
Individual	Impaired, individually significant	Case-by-case assessment of future cash flows	Customer and guarantor performance. Future value of collateral. Future economic conditions based on factors available at the time.
Collective	Impaired but not individually significant, grouped into homogenous portfolios by Retail products and Wholesale businesses.	Quantitative review of relevant portfolio	Level of arrears. Value of security. Historical and projected cash recovery trends. Current economic conditions. Operational processes. Latest cash collection profile.
Latent	Not impaired	PD% x LGD% x EAD x Emergence Period

For Wholesale customers PD, LGD and EAD values are used.

For Personal, calculations are performed at portfolio level by product (e.g. mortgages, credit cards or unsecured loans).

Portfolio-level emergence periods are based on products or businesses with similar homogenous characteristics. Emergence periods range from 120 to 365 days.

Refer to pages 93 to 97 for an analysis of impaired loans, related provisions and impairments. Refer to page 134 for details of accounting policies. For details on collateral, refer to the Counterparty credit risk section on page 67 as well as the Wholesale and Personal risk mitigation sections on pages 71 and 78.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Sensitivity of impairments to assumptions

Key assumptions relating to impairment levels relate to economic conditions, the interest rate environment, the ease and timing of enforcing loan agreements in varying legal jurisdictions and the level of customer co-operation.

In addition, for secured lending, key assumptions relate to the valuation of the security and collateral held, as well as the timing and cost of asset disposals based on underlying market depth and liquidity. Assessments are made by relationship managers on a case-by-case basis for individually-assessed provisions and are validated by credit teams. The Restructuring Credit team will ultimately recommend or approve any provisions that may be required under their delegated authority. For individual impairments greater than £1 million, oversight is provided by the RBS Provisions Committee.

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

Write-offs

Impaired loans and receivables are written-off when there is no longer any realistic prospect of recovery of part, or the entire loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events. For details of the typical time frames, from initial impairment to write-off, for collectively assessed portfolios refer to the accounting policies section on page 134.

Amounts recovered after a loan has been written-off are credited to the loan impairment charge for the period in which they are received.

Financial review Capital and risk management

Credit risk: management basis continued
Portfolio overview - asset quality*
The table below summarises Current and Potential Exposure, net of provisions and after risk transfer, by sector and asset quality.

		Wholesale (1)
				Retail and
	Personal	Property	Services	leisure	Manufacturing	Sovereign (2)	Other	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
AQ1-AQ4	89,946	7,087	2,020	1,409	1,482	6,178	5,346	113,468
AQ5-AQ8	36,080	9,593	6,162	7,182	5,014	6	5,592	69,629
AQ9	2,415	96	40	48	67	—	16	2,682
AQ10	2,837	407	197	140	67	—	110	3,758
Total	131,278	17,183	8,419	8,779	6,630	6,184	11,064	189,537

Of which: UBIH	15,007	1,025	628	874	986	3,693	1,521	23,734

Potential Exposure	133,090	20,387	9,661	10,186	7,766	6,208	13,264	200,562

Risk of Credit Loss (3)	—	24	73	66	25	—	10	198
Flow into forbearance (4)	651	218	169	90	60	—	43	1,231
Forbearance stock (5)	4,626	243	216	141	74	—	113	5,413
Provisions	1,818	368	147	239	70	—	121	2,763
- Individual and collective	1,647	349	129	206	58	—	109	2,498
- Latent	171	19	18	33	12	—	12	265

2015**
AQ1-AQ4	76,133	7,603	2,230	1,047	1,282	5,016	13,694	107,005
AQ5-AQ8	34,921	8,776	6,074	6,681	4,862	14	4,905	66,233
AQ9	2,617	114	43	47	66	—	36	2,923
AQ10	2,969	998	280	243	169	—	69	4,728
Total	116,640	17,491	8,627	8,018	6,379	5,030	18,704	180,889

Of which: UBIH	13,364	927	591	830	890	2,904	1,615	21,121

Potential Exposure	118,572	20,252	9,822	8,907	7,391	5,413	32,767	203,124

Watch Red	—	244	145	158	151	—	62	760
Flow into forbearance (4)	1,643	487	183	147	66	—	126	2,652
Forbearance stock (5)	5,392	731	223	242	105	—	168	6,861
Provisions	2,495	1,834	218	413	91	—	304	5,355
- Individual and collective	2,171	1,808	204	385	83	—	296	4,947
- Latent	324	26	14	28	8	—	8	408

Notes:

(1)     Includes SME customers managed in UK PBB Business Banking who are assigned a sector under the Group’s sector concentration framework.

(2)     Includes exposure to central governments, central banks and sub-sovereigns such as local authorities.

(3)     Excludes Private Banking exposures which are not material in context of the Risk of Credit Loss portfolio.

(4)     Completed during the year.

(5)     Forbearance stock: Wholesale forbearance stock represents loans that have been subject to a forbearance event in the two years up to the reported date. Personal forbearance stock is aligned to the European Banking Authority definition for forbearance reporting (refer to the Personal section on page 79 for further details).

*unaudited

**restated - refer to page 64 for further details

Financial review Capital and risk management

Credit risk: management basis continued
Portfolio overview - geography*
The table below summarises both Current and Potential Exposure, net of provisions and after risk transfer by geographic region as well as providing further detail for selected country risk exposure.

		Wholesale (1)						Current	Potential
				Retail and				Exposure	Exposure
	Personal	Property	Services	leisure	Manufacturing	Sovereigns	Other	total	total
2016	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK	114,914	15,908	7,604	7,142	5,429	1,562	7,019	159,578	168,803
RoI (3)	15,053	924	602	811	1,026	2,386	799	21,601	22,538
Other Western Europe	325	118	47	239	59	2,207	1,089	4,084	4,243
US	225	6	131	426	113	6	1,367	2,274	2,699
RoW (4)	761	227	35	161	3	23	790	2,000	2,279
Total	131,278	17,183	8,419	8,779	6,630	6,184	11,064	189,537	200,562

2015**
UK	100,458	16,400	7,781	6,497	5,123	1,194	9,661	147,114	160,963
RoI (3)	13,414	678	579	935	908	1,624	715	18,853	19,654
Other Western Europe	360	119	42	142	176	1,944	3,192	5,975	8,531
US	203	92	68	370	144	197	3,251	4,325	8,061
RoW (4)	2,205	202	157	74	28	71	1,885	4,622	5,915
Total	116,640	17,491	8,627	8,018	6,379	5,030	18,704	180,889	203,124

Notes:

(1)    Includes SME customers managed in UK PBB Business Banking who are assigned a sector under the Group’s sector concentration framework.

(2)    Includes exposures to central governments, central banks and sub-sovereigns such as local authorities.

(3)    RoI: Republic of Ireland.

(4)    Comprises Asia Pacific, Central and Eastern Europe, the Middle East, Central Asia and Africa. RoW also includes supranationals such as the World Bank and exposure relating to ocean-going vessels which cannot be meaningfully assigned to specific countries from a country risk perspective.

Key points

•         The Group’s credit risk exposure has been affected by the significant appreciation of both the euro and US dollar against sterling. This was relevant to exposures in RoI, Other Western Europe and the US.

•         Excluding the impact of exchange rate movements (£6.4 billion), the total portfolio increased by 2% (£3.9 billion). This was predominantly driven by the Personal, Leisure and Sovereigns sectors.

•         Personal exposure increased by 13% due to an increase in UK mortgage lending in line with the Group’s strategy to increase UK market share. Personal represented 69% of the overall portfolio (2015 - 64%). This portfolio is managed on a specific risk appetite framework and growth observed during the year was within risk appetite.

•         The increase in Sovereigns was due to liquidity management in the normal course of business.

•         Exposure to the Property sector fell during 2016. The concentration of Property as a proportion of the Group’s portfolio has, as a result, reduced from 10% as at 31 December 2015 to 9% as at 31 December 2016. Exposure to this sector consisted of 65% Commercial Real Estate (2015 - 67%), 22% Housing Associations (2015 - 20%), 8% Construction (2015 - 7%) and Building Materials 5% (2015 - 5%). The non-investment grade (AQ5-AQ8) bands increased by 9%, predominantly driven by Commercial Real Estate (CRE). Further detail on the Group’s CRE exposure is set out on page 75.

•         Retail & Leisure sectors increased in the UK, reflecting the normal business activities and remained within risk appetite.

•         The decrease in Wholesale ‘Other’ was driven by decreases in a number of sectors, most notably Banks.

•         The quality of the Personal portfolio improved with investment grade (AQ1-AQ4) making up 69% of personal lending against 65% in 2015. The proportion of AQ5-AQ9 also decreased constituting 29% of total personal lending against 32% in 2015. Flow into forbearance was minimal. Refer to page 81 for further information on the key credit metrics of the Personal portfolio.

•         The quality of the Wholesale portfolio decreased with AQ1-AQ4 making up 40% (2015 - 48%). This was due to the change in the portfolio composition rather than a deterioration in asset quality. Risk of Credit Loss exposure was minimal.

•         For Wholesale, there was a decreased flow into forbearance during 2016, in comparison to 2015. This reflected the improved conditions in the Property market.

•         Excluding the impact of exchange rate movements (£3.4 billion), UBIH decreased by 3% (£0.8 billion) during the year, mainly in the Personal sector. This decrease was offset by an increase in AQ1-AQ4 bands

*unaudited

**restated - refer to page 64 for further details. 2015 data is unaudited.

Financial review Capital and risk management

Credit risk: management basis continued

Wholesale credit risk management

Wholesale credit risk management in the Group is conducted in line with the common policies, procedures, frameworks and models that apply across the RBS Group. Therefore, for the most part, discussions on these aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

Risk assessment*

Before credit facilities are made available to customers, a credit assessment is undertaken. The assessment process is the same for all customers. However, the Group’s credit risk management is organised in terms of the complexity of the assessment rather than aligned to franchises. Capital Resolution is not managed separately but is shown in tables to aid understanding of the size of the exit portfolio.

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

In 2016, new sector specific Transaction Acceptance Standards (TAS) were introduced to provide more detailed transactional lending and risk acceptance rules and guidelines. TAS are one of the tools used to control risk appetite at the customer/transaction level. The introduction of sector-specific TAS followed the introduction of general sector TAS in November 2015, providing full sector coverage. TAS are supplementary to the Credit Policy.

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

•         Credit risk mitigation including requirements for valuation and revaluation. The customer’s credit grade and the loss given default estimate for the facilities, including any expected changes;

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

Credit relationships are reviewed and credit grades (PD and LGD) re-approved annually. The review process addresses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Risk mitigation

The Group mitigates credit risk relating to Wholesale customers through the use of netting, collateral and market standard documentation, depending on the nature of the counterparty and its assets. The most common types of mitigation are:

•         Commercial real estate - Refer to CRE section on page 75.

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

•         Financial collateral - Refer to the Counterparty Credit Risk section on page 67.

All collateral is assessed case by case to ensure that it will retain its value independently of the provider. The Group monitors the value of the collateral and, if there is a shortfall, will seek additional collateral.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Commercial real estate valuations - The RBS Group has a panel of chartered surveying firms that cover the spectrum of geography and property sectors in which the RBS Group takes collateral. The RBS Group has a programme that identifies suitable valuers for particular assets. They are contracted through a single service agreement to ensure consistency of quality and advice. Valuations are commissioned when an asset is taken as security; a material increase in a facility is requested; or an event of default is anticipated or has occurred. In the UK, the RBS Group also uses a methodology that applies an independent third-party market indexation to update external valuations once they are more than a year old.

Problem debt management

Early problem identification*

Each segment has defined early warning indicators (EWIs) to identify customers experiencing financial difficulty, and to increase monitoring if needed. EWIs may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If EWIs show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty they may decide to classify the customer within the Risk of Credit Loss Framework.

Risk of Credit Loss framework*

The Risk of Credit Loss framework, which was fully implemented in April 2016, has replaced the RBS Group’s previous Watchlist process for managing problem debts.

The new framework focuses on Wholesale customers whose credit profiles have deteriorated since origination. Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to the Group. All customers that have been granted forbearance are managed under this framework. There are two classifications which apply to non-defaulted customers within the framework - Heightened Monitoring and Risk of Credit Loss. The framework also applies to those customers that have met the RBS Group’s default criteria (AQ10 exposures).

Heightened Monitoring customers are performing customers who have met certain characteristics, which have led to material credit deterioration.  Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities. Sector-specific characteristics also exist. Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within the bank’s current risk appetite prior to maturity.

Risk of Credit Loss customers are performing customers who have met the criteria for Heightened Monitoring and also pose a risk of credit loss to the bank in the next 12 months, should mitigating action not be taken or be successful.

Once classified as either Heightened Monitoring or Risk of Credit Loss a number of mandatory actions are taken in accordance with the RBS Group-wide policies. This includes a review of the customer’s credit grade, facility and security documentation and the valuation of security.  Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring.

Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures in the RBS Group and in each business are regularly reviewed by a Risk of Credit Loss Committee. The committee members are experienced credit, business and Restructuring specialists. The purpose of the committee is to review and challenge the strategies undertaken for those customers who pose the largest risk of credit loss to the RBS Group.

Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt (see Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific country and sector appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers where forbearance has been approved are classified HM at a minimum. For further information, refer to the Wholesale forbearance section.

Other potential outcomes of the relationship review are to: take the customer off the Risk of Credit Loss framework; offer additional lending and continue monitoring; transfer the relationship to Restructuring if appropriate; or exit the relationship altogether.

The Risk of Credit Loss framework does not apply to problem debt management for Business Banking customers in UK PBB. These customers are, where necessary, managed by specialised problem debt management teams, depending on the size of exposure, or the Business Banking recoveries team where a loan has been impaired.

Restructuring*

For the RBS Group’s wholesale problem debt portfolio, customer relationships are managed by the Restructuring team, this excludes Business and Retail Banking customers. The factor common to all customers with Restructuring involvement is that the Group’s exposure is outside risk appetite. The purpose of Restructuring is to protect the Group’s capital. Where practicable, Restructuring do this by working with corporate and commercial customers to support their turnaround and recovery strategies and enable them to return to mainstream banking. Restructuring will always aim to recover capital in a fair and efficient manner

Specialists in Restructuring work with customers experiencing financial difficulties, and showing signs of financial stress, with the aim of restoring their business to financial health whenever practicable. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

An assessment of the viability of the business, as well as the ability of management to deal with the causes of financial difficulty, is carried out by specialists in Restructuring, focusing on both financial and operational issues. Following the assessment, options which may include forbearance and/or restructuring of facilities are developed. Credit risk decisions, including reviewing and approving any operational and financial restructuring solutions in relation to these customers, are made by a dedicated Restructuring Credit team, which is part of the credit risk management function.

Where a solvent outcome is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the first option to be considered.

Forbearance

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer’s financial difficulties. Concessions granted where there is no evidence of financial difficulty, or where any changes to terms and conditions are within current risk appetite, or reflect improving credit market conditions for the customer, are not considered forbearance.

The aim of forbearance is to restore the customer to financial health while minimising risk to the RBS Group. To ensure that forbearance is appropriate for the needs and financial profile of the customer, the RBS Group applies minimum standards when assessing, recording, monitoring and reporting forbearance.

Types of Wholesale forbearance

The type of forbearance offered is tailored to the customer’s individual circumstances. For Wholesale customers, forbearance may involve the following types of concessions:

•         Covenant waiver - A recalibration of covenants or a covenant amendment may be used to cure a potential or actual covenant breach. In return for this relief, the Group may seek to obtain a return commensurate with the risk that it is required to take. The increased return for the increased risk can be structured flexibly to take into account the customer’s circumstances. For example it may be structured as either increased margin on a cash or payment-in-kind basis, deferred-return instruments or both. While the Group considers these types of concessions qualitatively different from other forms of forbearance, they constitute a significant proportion of UK Wholesale forborne loans and are therefore included in these disclosures.

•         Amendment to margin - Contractual margin may be amended to assist the customer’s day-to-day liquidity to help sustain its business as a going concern. This would normally be a short-term solution. The Group would seek a return commensurate to the risk that it is required to take.

•         Payment concessions and loan rescheduling (including extensions in contractual maturity) - May be granted to improve the customer’s liquidity or in the expectation that the customer’s liquidity will recover when market conditions improve. In addition, they may be granted if the customer will benefit from access to alternative sources of liquidity, such as an issue of equity capital. These options have been used in CRE transactions, particularly during periods where a shortage of market liquidity has ruled out immediate refinancing and made short-term collateral sales unattractive.

•         Debt forgiveness/debt for equity swap - May be granted where the customer’s business condition or economic environment is such that it cannot meet obligations and where other forms of forbearance are unlikely to succeed. Debt forgiveness can be used for stressed corporate transactions and is typically structured on the basis of projected cash flows from operational activities, rather than underlying tangible asset values. Provided that the underlying business model, strategy and debt level are viable, maintaining the business as a going concern is the preferred option, rather than realising the value of the underlying assets.

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

The transfer of wholesale loans subject to forbearance from impaired to performing status follows assessment by relationship managers and the Restructuring credit team. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off and the balance of the loan returned to performing status. This course of action is not dependent on a specified time period and follows the credit risk manager’s assessment.

Flow into forbearance

The table below shows the value of loans (excluding loans where the Group has initiated recovery procedures) where forbearance was completed during the year, by sector and types. This includes only the forborne facility Current Exposure net of provisions and after risk transfer. No exit criteria are currently applied.

	2016				2015**
		Non-		Provision		Non-		Provision
Wholesale forbearance during the year by sector	Performing	performing	Total	coverage (1)	Performing	performing	Total	coverage (1)
	£m	£m	£m	%	£m	£m	£m	%
Property	85	133	218	18	194	293	487	58
Retail and leisure	51	39	90	18	82	65	147	35
Services	47	122	169	18	119	64	183	46
Other	80	23	103	17	130	62	192	49
Total	263	317	580	18	525	484	1,009	53

Note:

(1)    Provision coverage reflects impairment provision as a percentage of non-performing loans gross of provisions.

Forbearance arrangements
The table below shows the incidence of the main types of Wholesale renegotiations. This includes only the forborne facility Current
Exposure net of provisions and after risk transfer.

Wholesale renegotiations during the year by type (1)	2016	2015**
	£m	£m
Payment concessions	488	838
Non-payment concessions	92	171
Total	580	1,009

Note:

(1)    Previously reported forbearance types are classified as non-payment (covenant concessions, release of security) and payment (payment concessions and loan rescheduling, forgiveness of all or part of the outstanding debt, variation in margin, standstill agreements).

Key points

•         £0.4 billion of the facilities granted forbearance in 2016 were managed by Restructuring. This equated to 50% of loans managed by Restructuring Credit (excluding loans to customers where recovery procedures have commenced).

•         By value, 75% (£0.4 billion) of the performing loans granted forbearance in 2015 remained performing at 31 December 2016.

•         Additional provisions charged in 2016 and relating to loans forborne during 2015 totalled £40 million. Provision coverage of these loans at 31 December 2016 was45%.

**Restated - refer to page 64 for further details. 2015 data is unaudited.

Financial review Capital and risk management

Credit risk: management basis continued

Commercial Real Estate

The CRE sector relates to lending activity for the development of, and investment in, commercial and residential properties.

A dedicated portfolio controls team is responsible for reviewing portfolio strategy, credit risk appetite and policies, as well as oversight of valuations and environmental frameworks. The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks.

The majority of CRE lending applications are reviewed by specialist CRE transactional credit teams, including a dedicated development team. Lending guidelines and policy are informed by lessons learned from the 2008 financial crisis.

New business is monitored and controlled against agreed underwriting standards. Sub-sector and asset class limits are used to restrict exposure to emerging risks when appropriate.  This activity is reviewed and monitored on a regular basis.

CRE lending exposure by geography and property type on a Current Exposure basis net of provisions and after risk transfer*

	Investment			Development			Overall
By geography (1)	Commercial	Residential	Total	Commercial	Residential	Total	total
	£m	£m	£m	£m	£m	£m	£m
2016
UK	6,406	2,236	8,642	66	1,485	1,551	10,193
RoI	459	70	529	49	133	182	711
Other Western Europe	2	1	3	—	—	—	3
US	1	1	2	—	—	—	2
RoW	18	1	19	—	—	—	19
Total	6,886	2,309	9,195	115	1,618	1,733	10,928

Of which: Capital Resolution	87	9	96	1	3	4	100

2015**
UK	6,320	2,560	8,880	137	1,641	1,778	10,658
RoI	341	73	414	25	97	122	536
Other Western Europe	6	1	7	11	—	11	18
US	1	1	2	—	—	—	2
RoW	30	3	33	—	6	6	39
Total	6,698	2,638	9,336	173	1,744	1,917	11,253

Of which: Capital Resolution	273	22	295	29	76	105	400

Note:

(1) Geography is based on country of collateral risk.

CRE lending exposure by sub-sector based on Current Exposure net of provisions and after risk transfer*
			Other
			Western
By sub-sector	UK	RoI	Europe	US	RoW	Total
	£m	£m	£m	£m	£m	£m
2016
Residential	3,721	203	1	1	1	3,927
Office	830	155	—	—	15	1,000
Retail	1,738	50	—	—	1	1,789
Industrial	1,140	33	—	—	—	1,173
Mixed/other	2,764	270	2	1	2	3,039
Total	10,193	711	3	2	19	10,928

2015
Residential	4,227	144	1	1	9	4,382
Office	773	76	15	—	—	864
Retail	1,786	93	1	—	10	1,890
Industrial	1,142	36	—	—	1	1,179
Mixed/other	2,730	187	1	1	19	2,938
Total	10,658	536	18	2	39	11,253

*unaudited

**restated - refer to page 64 for further details

Financial review Capital and risk management

Credit risk: management basis continued

Key points

•         A slowdown in the UK commercial property investment market, which began in the third quarter of 2015, continued after the EU referendum result in June 2016. As a result, capital values were down by approximately 3% on average in the second half of 2016.  Despite a minor recovery in the final months of 2016, forecasts suggest that values will remain under pressure during 2017. However, the sector continues to attract equity flows given its attractive yields.

•         With the outlook for UK commercial property more uncertain, underwriting standards have been tightened across all commercial property investment portfolios to mitigate potential declines in property values.

•         Lending to the CRE sector in the UK increased during the year as a result of Commercial Banking and UK PBB having appetite to support activity in the sector.

•         The increase in exposure in RoI and Western Europe was primarily due to foreign exchange movements.

CRE exposure by LTV band
The table below provides a breakdown of the CRE portfolio by LTV band.

	2016			2015**
2016	AQ1-AQ9	AQ10	Total	AQ1-AQ9	AQ10	Total
	£m	£m	£m	£m	£m	£m
<= 50%	4,446	42	4,488	4,122	48	4,170
> 50% and <=70%	2,644	84	2,728	2,773	79	2,852
> 70% and <=80%	146	54	200	239	96	335
> 80% and <=90%	100	21	121	205	52	257
> 90% and <=100%	86	21	107	70	31	101
> 100% and <=110%	53	7	60	103	49	152
> 110% and <=130%	47	27	74	171	37	208
> 130% and <=150%	55	19	74	28	26	54
> 150%	78	37	115	84	135	219
Total with LTVs	7,655	312	7,967	7,795	553	8,348
Total portfolio average LTV (1)	50%	109%	53%	55%	202%	70%
Minimal security	1	—	1	2	2	4
Other (2)	1,177	50	1,227	897	87	984
Development (3)	1,637	96	1,733	1,665	252	1,917
	10,470	458	10,928	10,359	894	11,253

Notes:

(1)       Weighted average by Current Exposure gross of provisions.

(2)       Other includes £1 billion of UK Business Banking with the remainder being predominantly unsecured corporate lending in UK Commercial Banking.

(3)       The exposure in Development relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Key point

•         The reduction in overall portfolio average is primarily the result of reductions through repayments, asset sales and write-offs of legacy non-performing assets from UBIH, Commercial Banking and NatWest Markets. Remaining exposures with LTVs greater than 100% are legacy transactions.

**restated - refer to page 64 for further details. 2015 data is unaudited.

Financial review Capital and risk management

Credit risk: management basis continued

Asset quality*

A breakdown of asset quality of the CRE portfolio, measured on a Current Exposure basis, net of provisions and after risk transfer, is set out below.**

Note:

(1) There is little variation between CE and PE figures for the CRE portfolio as facilities tend to be fully drawn.

Key point

•         The growth in the AQ6 band is the result of the introduction of a more conservative calibration of certain commercial real estate asset quality models, rather than deterioration of underlying asset quality.

*unaudited

**restated - refer to page 64 for further details

Financial review Capital and risk management

Credit risk: management basis continued

Personal credit risk management

Personal credit risk management within the Group is conducted in line with the common policies, procedures, frameworks and models that apply across the RBS Group. Therefore, for the most part, discussions on these aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

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

Personal credit risk assessment*

Personal lending entails making a large number of small-value loans. To ensure that these lending decisions are made consistently, the RBS Group analyses credit information, including the historical debt servicing behaviour of customers with respect to both the RBS Group and their other lenders. The Group then sets its lending rules accordingly, developing different rules for different products. The process is then largely automated, with customers receiving a credit score that reflects a comparison of their credit profile with the rule set. However, for relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions.

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

Region	Index used
UK	Halifax quarterly regional house price index
Northern Ireland	UK House Price Index (published by the Land Registry)
RoI	Central Statistics Office residential property price index

Problem debt management*

Personal customers in financial difficulty are managed through either collections or recoveries functions.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Collections*

Collections functions in each of the RBS Group’s personal businesses provide support to customers who cannot meet their obligations to the RBS Group. Such customers may miss a payment on their loan, borrow more than their agreed limit, or ask for help. Dedicated support teams are also in place to identify and help customers who have not yet missed a payment but may be facing financial difficulty. The collections function uses a range of tools to initiate contact with such customers, establish the cause of their financial difficulty and support them where possible.

In the process, they may consider granting the customer forbearance.

Additionally, in the UK and RoI, support is provided to customers with unsecured loans who establish a repayment plan with the Group through a debt advice agency or a self-help tool. Such “breathing space” suspends collections activity for a 30-day period to allow time for the repayment plan to be put in place. Arrears continue to accrue for customer loans granted breathing space.

If collections strategies are unsuccessful, the relationship is transferred to the recoveries team.

Forbearance

Forbearance takes place when a concession is made on the contractual terms of a loan in response to a customer's financial difficulties.

Customers who contact the Group directly because of financial difficulties, or who are already in payment arrears, may be granted forbearance. In the course of assisting customers, more than one forbearance treatment may be granted.

The type of forbearance granted will differ based upon an assessment of the customer's circumstances. Forbearance is granted principally to customers with mortgages and less frequently to customers with unsecured loans. This includes instances where forbearance may be granted to customers with highly flexible mortgages.

Forbearance options include, but are not limited to:

•         Payment concessions - A temporary reduction in, or elimination of, the periodic (usually monthly) loan repayment is agreed with the customer. At the end of the concessionary period, forborne principal and accrued interest outstanding is scheduled for repayment over an agreed period. Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) also offers payment concessions in the form of discounted interest rates that involve the forgiveness of some interest.

•         Capitalisation of arrears - The customer repays the arrears over the remaining term of the mortgage and returns to an up-to-date position.

•         Term extensions - The maturity date of the loan is extended.

•         Interest only conversions - The loan converts from principal and interest repayment to interest only repayment. This is only available in UBIH and Ulster Bank Northern Ireland on a temporary basis. These forbearance concessions are no longer offered to customers in UK PBB and Private Banking.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Types of forbearance offered in the unsecured portfolios vary by reportable segment.

Monitoring of forbearance - Forborne loans are separated into a distinct population and reported on a regular basis until they exit the forborne population.

A loan is considered to have exited forbearance when it meets the criteria set out by the European Banking Authority (EBA) requirements for Financial Reporting. These include being classified as performing for two years since the last forbearance event, making regular repayments and the debtor being less than 30 days past due.

The act of granting forbearance in itself will only change the delinquency status of the loan in exceptional circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book (following a probationary period) if it remains up to date for the duration of the probation period and is deemed likely to continue to do so.

Additionally, for some forbearance types, a loan may be transferred to the performing book if a customer makes payments that reduce loan arrears below 90 days (UBIH, UK PBB collections function).

Impairments for forbearance

The methodology used for provisioning in respect of forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions.

For the latent calculation, an extended emergence period is applied to account for the impact of forbearance within the portfolio. Additionally, for portfolios with material forbearance, forborne loans form a separate risk pool and use a different PD model:

•         UK PBB (excl. NI): forborne mortgages form a separate risk pool for 24 months after the agreement of forbearance, and the calculation uses the higher of the observed default rates or PD. On unsecured loans, separate risk pools are used for the duration of the forbearance treatment.

•         UBIH: forborne and previously forborne mortgages form a separate risk pool taking into account the term of the forbearance treatment and applicable probationary periods. The PD model used is calibrated separately for forborne loans, using information on the historic performance of loans subject to similar arrangements.

For non-performing loans, there is no difference in treatment with the exception of UBIH, where forborne loans which result in an economic loss to the group form a separate risk pool where specific LGDs are allocated using observed cohort performance.

Recoveries*

Once a loan has been identified as impaired, it is managed by recoveries teams in the relevant businesses. The teams seek to minimise the Group’s loss by maximising cash recovery while treating customers fairly.

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

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued

Overview of personal portfolio split by product type and segment on a Current Exposure basis net of provisions*
	2016				2015**
			Private				Private
	UK PBB	UBIH (1)	Banking	Total	UK PBB	UBIH (1)	Banking	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Mortgages	99,646	14,396	6,731	120,773	85,139	12,713	6,184	104,036
Of which:
Interest only variable rate	8,132	349	3,431	11,912	8,386	407	2,884	11,677
Interest only fixed rate	10,394	7	2,166	12,567	9,026	6	2,310	11,342
Mixed (capital and interest only)	3,817	75	—	3,892	3,558	76	1	3,635

Buy-to-let	15,414	1,777	717	17,908	12,771	1,762	450	14,983

Provisions	107	919	2	1,028	120	1,062	3	1,185
REIL	445	3,144	18	3,607	520	2,550	19	3,089

Other lending (2)	7,696	291	1,567	9,554	7,361	233	3,225	10,819
Provisions	704	48	17	769	857	48	20	925
REIL	723	50	56	829	870	49	49	968

Total lending	107,342	14,687	8,298	130,327	92,500	12,946	9,409	114,855

Mortgage LTV ratios (3)
- Total portfolio	57%	76%	60%	59%	56%	83%	51%	60%
- New business	69%	74%	55%	68%	69%	77%	55%	68%
- Buy-to-let	55%	82%	58%	55%	56%	95%	58%	61%
- Performing	57%	72%	60%	59%	56%	80%	51%	59%
- Non-performing	59%	94%	74%	81%	63%	106%	90%	89%

Notes:

(1)	UBIH is classified as a disposal group at 31 December 2016.
(2)	Excludes loans guaranteed by a company and commercial real estate lending to personal customers.
(3)	Weighted by current exposure gross of provisions.

Overview of new lending on a Current Exposure basis net of provisions*
	2016				2015
	UK		Private		UK		Private
	PBB	UBIH (1)	Banking	Total	PBB	UBIH (1)	Banking	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Gross new mortgage lending (1)	28,114	893	3,092	32,099	21,714	553	2,235	24,502
Of which:
Owner occupied	24,272	876	2,650	27,798	18,004	541	2,022	20,567
Average LTV by weighted value	71%	74%	55%	70%	71%	77%	55%	70%

Buy-to-let	3,843	17	442	4,302	3,710	12	213	3,935
Average LTV by weighted value	62%	59%	54%	61%	64%	65%	65%	66%

(1) Excludes additional lending to existing customers.

Forbearance stock and flow on a Current Exposure basis net of provisions
Forbearance stock (2)	852	3,709	65	4,626	926	3,643	63	4,632
Forbearance stock: arrears
Current	527	2,077	65	2,669	551	2,165	63	2,779
1-3 months in arrears	201	473	—	674	228	470	—	698
> 3 months in arrears	124	1,159	—	1,283	147	1,008	—	1,155
Provisions against forbearance stock	33	790	—	823	36	884	—	920

Forbearance type:
Long-term arrangements (3)	491	1,249	63	1,803	549	1,173	53	1,775
Short-term arrangements (4)	541	2,460	2	3,003	576	2,470	10	3,056

Forbearance flow	286	316	49	651	298	197	47	542

Notes:

(1)	UBIH is classified as a disposal group at 31 December 2016.
(2)	Q4 2016 forbearance calculation has moved to the FINREP EBA basis.
(3)	Capitalisation term extensions, economic concessions.
(4)	Payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest arrangements.

*unaudited

**restated - refer to page 64 for further details

Financial review Capital and risk management

Credit risk: management basis continued
Mortgage LTV distribution by segment on a Current Exposure basis net of provisions

		50%	70%	80%	90%	100%	110%	130%		Total with
LTV ratio value (1)	<=50%	<=70%	<=80%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2016
UK PBB
AQ1-AQ9	36,322	35,712	13,959	9,753	2,445	108	140	76	55	98,570	76	98,646
AQ10	371	414	110	56	23	7	5	3	5	994	6	1,000
	36,693	36,126	14,069	9,809	2,468	115	145	79	60	99,564	82	99,646

Of which: buy-to-let	5,254	7,686	2,069	272	63	16	19	14	6	15,399	15	15,414

UBIH (2)
AQ1-AQ9	3,079	2,897	1,649	1,411	1,144	1,056	1,205	119	22	12,582	—	12,582
AQ10	252	296	169	179	177	199	340	154	48	1,814	—	1,814
	3,331	3,193	1,818	1,590	1,321	1,255	1,545	273	70	14,396	—	14,396

Private Banking
AQ1-AQ9	2,430	3,025	740	150	26	4	2	8	13	6,398	230	6,628
AQ10	22	46	12	6	1	5	2	—	—	94	9	103
	2,452	3,071	752	156	27	9	4	8	13	6,492	239	6,731

2015**
UK PBB
AQ1-AQ9	31,102	31,523	12,127	6,707	2,113	157	165	87	18	83,999	43	84,042
AQ10	323	456	153	91	39	15	9	7	3	1,096	1	1,097
	31,425	31,979	12,280	6,798	2,152	172	174	94	21	85,095	44	85,139

Of which: buy-to-let	4,011	6,333	1,964	312	85	22	29	13	1	12,770	1	12,771

UBIH (2)
AQ1-AQ9	2,276	2,075	1,222	1,155	1,004	964	1,633	410	49	10,788	—	10,788
AQ10	226	258	153	163	179	178	385	264	119	1,925	—	1,925
	2,502	2,333	1,375	1,318	1,183	1,142	2,018	674	168	12,713	—	12,713

Private Banking
AQ1-AQ9	2,295	2,696	648	132	27	9	1	12	18	5,838	327	6,165
AQ10	3	1	3	1	8	1	1	—	1	19	—	19
	2,298	2,697	651	133	35	10	2	12	19	5,857	327	6,184

Notes:

(1)    LTV is calculated on a Current Exposure basis, gross of provisions.

(2)    UBIH is classified as a disposal group at 31 December 2016.

**restated - refer to page 64 for further details. 2015 data is unaudited.

Financial review Capital and risk management

Credit risk: management basis continued

Key points

UK PBB*

•         The total mortgage portfolio increased by 17% from 31 December 2015 to £99.6 billion. This was in line with the segment’s growth strategy and within risk appetite. The portfolio is closely monitored and risk appetite is regularly reviewed to ensure it is appropriate for market conditions. Underwriting standards were not relaxed during the year.

•         Other Personal lending remained stable during the year in the context of an upward trend in the unsecured household debt observed in the wider UK market. Asset quality remained stable with no deterioration in the arrears rate from the prior year.

•         Gross new mortgage lending amounted to £28.1 billion in 2016 with an average LTV by weighted value of 69% (2015 - 69%).  Lending to owner-occupiers was £24.3 billion (2015 - £18.0 billion) and had an average LTV by weighted value of 71% (2015 - 71%). Buy-to-let lending was £3.8 billion (2015 - £3.7 billion) with an average LTV by weighted value of 62% (2015 - 64%).

•         Approximately 10% by value of owner-occupied mortgages were on interest-only terms with a bullet repayment and 4% were on a combination of interest-only and capital and interest. The remainder were capital and interest. 66% by value of the buy-to-let mortgages were on interest-only terms and 2% on a combination of interest only and capital and interest.

•         Fixed interest rate products of varying time durations accounted for approximately 81% by value of the mortgage portfolio with 2% a combination of fixed and variable rates and the remainder variable rate. The proportion of the portfolio on fixed rate products has been rising due to the very high proportion of customers taking out fixed rate mortgages in 2016.

•         Based on the Halifax House Price Index at September 2016, the portfolio average indexed LTV by volume was 51% (2015 - 51%) and 57% by weighted value of debt outstanding (2015 - 56%). The £2.2 billion of mortgages granted by Ulster Bank Northern Ireland are indexed against the UK house price index published by the Land Registry.

•         The arrears rate (three or more repayments in arrears) fell from 0.7% (by volume) in December 2015 to 0.5% at the end of December 2016. The number of properties repossessed in 2016 was also lower at 308 compared with 416 in 2015.

•         The flow of new forbearance was £286 million in 2016 compared with £298 million in 2015. The value of mortgages subject to forbearance has decreased by 8.6% since the year end to £0.85 billion (equivalent to 0.85% of the total mortgage book), predominately driven by benign market conditions.

•         A release of provision on historically-impaired mortgages was the key driver in an overall provision release of £7.6 million for the year (2015 charge of £7.0 million). The value of underlying defaults was slightly lower year-on-year.

The table below summarises UK mortgage exposure by region and LTV.

		50%	70%	80%	90%	100%	110%	130%		Total with	WA (1)
	<=50%	<=70%	<=80%	<=90%	<=100%	<=110%	<=130%	<=150%	>150%	LTVs	LTV	Other	Total
LTV ratio value	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	£m	£m
2016
South East	11,162	10,605	3,247	1,721	319	4	8	1	—	27,067	53%	8	27,075
Greater London	11,347	6,729	1,683	671	227	1	2	1	—	20,661	48%	8	20,669
Scotland	664	1,164	734	680	289	3	—	—	—	3,534	67%	—	3,534
North West	2,330	3,250	1,670	1,541	283	8	3	1	—	9,086	62%	4	9,090
South West	3,118	3,724	1,398	804	93	4	3	5	—	9,149	56%	3	9,152
West Midlands	1,759	2,610	1,218	927	264	3	2	2	—	6,785	61%	1	6,786
Rest of the UK (2)	6,313	8,044	4,119	3,465	993	92	127	69	60	23,282	63%	58	23,340
Total	36,693	36,126	14,069	9,809	2,468	115	145	79	60	99,564	57%	82	99,646

2015
South East	8,839	9,285	2,986	1,327	311	7	7	6	—	22,768	54%	10	22,778
Greater London	10,023	5,883	1,191	407	89	1	2	1	—	17,597	47%	10	17,607
Scotland	674	1,103	569	335	132	3	—	—	—	2,816	62%	—	2,816
North West	2,091	2,993	1,435	993	376	23	4	—	—	7,915	61%	5	7,920
South West	2,459	3,056	1,428	751	176	5	6	5	—	7,886	58%	6	7,892
West Midlands	1,467	2,191	1,138	621	262	9	1	3	—	5,692	61%	2	5,694
Rest of the UK (2)	5,872	7,468	3,533	2,364	806	124	154	79	21	20,421	61%	11	20,432
Total	31,425	31,979	12,280	6,798	2,152	172	174	94	21	85,095	56%	44	85,139

Notes:

(1)    Weighted average.

(2)    Includes Northern Ireland.

*unaudited

Financial review Capital and risk management

Credit risk: management basis continued
The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2017 (1)	2018-19	2020-24	2025-29	2030-34	2035-44	After 2044	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	322	712	2,734	4,116	4,493	5,680	463	18,520
Conversion to amortising (2,3)	6	—	—	—	—	—	—	6
Total	328	712	2,734	4,116	4,493	5,680	463	18,526

	2016 (4)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015**	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	300	757	2,576	3,764	4,555	5,114	343	17,409
Conversion to amortising (2,3)	3	—	—	—	—	—	—	3
Total	303	757	2,576	3,764	4,555	5,114	343	17,412

Notes:

(1)    2017 includes pre-2017 maturity exposure.

(2)    Includes £0.1 billion (2015 - £0.1 billion) of repayment mortgages that have been granted interest-only concessions (forbearance).

(3)    Maturity date relates to the expiry of the interest only period.

(4)    2016 includes pre-2016 maturity exposure.

Key points

UBIH*

•         Excluding the impact of exchange rate movements, the portfolio decreased by 2.9% (£433 million) from 31 December 2015 as a result of amortisation and portfolio sales (£588 million). The volume of new business has increased reflecting continuing market demand.

•         Tracker-rate products accounted for approximately 64% of the portfolio, while variable rate totalled 21% and fixed rate 15%.

•         The decrease in portfolio average indexed LTV reflected positive house price index trends over the last 12 months and the impacts of Central Bank of Ireland requirements for new lending.

•         At 31 December 2016, 26% of total mortgage assets (£3.7 billion) were subject to a forbearance arrangement, an increase of 2% (£66 million) from 31 December 2015. Excluding the impact of exchange rate movements of £606 million, the value of mortgage assets subject to a forbearance arrangement decreased by £540 million (13%).

•         The number of customers approaching UBIH for the first time in respect of forbearance assistance declined during 2016. The majority (69%) of forbearance arrangements were less than 90 days in arrears.

•         A key driver of both reduced forbearance rates and longer average forbearance durations was the introduction of UBIH’s sustainability policy in the fourth quarter of 2015.  Under that policy customers are only eligible for forbearance as part of a sustainable solution. The use of forbearance is therefore more limited than previously, applying only to those customers who can be returned to a sustainable status through forbearance.

•         The AQ10 population reduced to £1.8 billion. This was mainly the result of the disposal of a distressed portfolio. There was a very high provision coverage in relation to this portfolio and, as a result, the disposal also led to a reduction in provision coverage.

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2017 (1)	2018-19	2020-24	2025-29	2030-34	2035-44	After 2044	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	9	11	31	47	59	34	6	197
Conversion to amortising (2,3)	109	29	4	3	7	5	2	159
Total	118	40	35	50	66	39	8	356

	2016 (4)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015**	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment (2)	6	13	25	41	63	25	5	178
Conversion to amortising (2,3)	118	104	5	3	3	1	1	235
Total	124	117	30	44	66	26	6	413

Notes:

(1)    2017 includes pre-2017 maturity exposure.

(2)    Includes £0.2 billion (2015 - 0.3 billion) of repayment mortgages that have been granted interest-only concessions (forbearance).

(3)    Maturity date relates to the expiry of the interest only period.

(4)    2016 includes pre-2016 maturity exposure.

*unaudited

**restated - refer to page 64 for further details

Financial review Capital and risk management

Credit risk: management basis continued

Key points

Private Banking*

•         The majority of the Private Banking personal lending portfolio related to mortgage lending. The net portfolio segments increase was £547 million (8.8%) from 31 December 2015, in line with the segment’s growth strategy and risk appetite.

•         Gross new mortgage lending amounted to £3.1 billion in 2016 (2015 - £2.2 billion) and had an average LTV by weighted value of 54.7% (2015 - 55.1%). Lending to owner-occupiers during this period was £2.7 billion (2015 - £2.0 billion) and had an average LTV by weighted value of 54.7% (2015 - 55%). Buy-to-let lending was £442 million (2015 - £213 million) with an average LTV by weighted value of 53.7% (2015 - 64.6%).

•         Fixed interest rate products accounted for approximately 41% of the mortgage portfolio, with two-year term products accounting for 59% of all fixed deals.

•         Approximately 83% of all mortgages were on interest-only terms; 82% of owner-occupied mortgages were interest only with 90% of buy-to-let mortgages on interest-only terms.

•         Provisions remained minimal during the year.

The table below shows interest only mortgage portfolios (excluding mixed repayment mortgages) by type and by contractual year of maturity.

	2017 (1)	2018-19	2020-24	2025-29	2030-34	2035-44	After 2044	Total
2016	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	1,352	1,021	1,361	1,066	417	378	2	5,597

	2016 (2)	2017-18	2019-23	2024-28	2029-33	2034-43	After 2043	Total
2015**	£m	£m	£m	£m	£m	£m	£m	£m
Bullet principal repayment	835	1,513	1,562	828	268	187	1	5,194

Notes:

(1)    2017 includes pre-2017 maturity exposure.

(2)    2016 includes pre-2016 maturity exposure.

*unaudited

**restated - refer to page 64 for further details

Financial review Capital and risk management

Credit risk: balance sheet analysis

Current and Potential exposures presented in Credit risk: management basis are used by Risk Management for risk management and monitoring. However, they exclude certain exposures, primarily trading securities and take account of legal netting agreements that provide a right of legal set-off but do not meet the offset criteria in IFRS. The tables that follow are therefore provided to supplement the disclosures under the Credit risk: management basis section, to reconcile to the balance sheet.

The tables in this section include balances relating to disposal groups, reflecting the total credit risk and losses faced by the Group. All the disclosures in this section are audited.

Financial assets

Exposure summary and credit mitigation

The following table analyses the Group’s financial asset exposures, both gross and net of offset arrangements.

	Group
2016	Gross	IFRS	Carrying	Balance sheet	Exposure
	exposure	offset (1)	value	offset (2)	post offset (3)
	£m	£m	£m	£m	£m
Cash and balances at central banks	2,567	—	2,567	—	2,567
Reverse repos	22,725	(14,475)	8,250	(614)	7,636
Lending	168,058	—	168,058	(6,306)	161,752
Debt securities	4,463	—	4,463	—	4,463
Equity shares	87	—	87	—	87
Derivatives	975	—	975	(145)	830
Settlement balances	2,696	(1,505)	1,191	—	1,191
Total third party excluding disposal groups	201,571	(15,980)	185,591	(7,065)	178,526
Disposal groups (4)	24,636	—	24,636	—	24,636
Total third party including disposal groups	226,207	(15,980)	210,227	(7,065)	203,162
Amounts due from holding company and fellow subsidiaries	101,340	—	101,340	(2,182)	99,158
Total gross of short positions	327,547	(15,980)	311,567	(9,247)	302,320
Short positions	(4,591)	—	(4,591)	—	(4,591)
Net of short positions	322,956	(15,980)	306,976	(9,247)	297,729

2015
Cash and balances at central banks	1,690	—	1,690	—	1,690
Reverse repos	24,668	(13,987)	10,681	(449)	10,232
Lending	169,457	—	169,457	(6,865)	162,592
Debt securities	7,204	—	7,204	—	7,204
Equity shares	717	—	717	—	717
Derivatives	889	—	889	(171)	718
Settlement balances	2,506	(1,057)	1,449	(26)	1,423
Total third party excluding disposal groups	207,131	(15,044)	192,087	(7,511)	184,576
Disposal groups (4)	3,219	—	3,219	—	3,219
Total third party including disposal groups	210,350	(15,044)	195,306	(7,511)	187,795
Amounts due from holding company and fellow subsidiaries	102,385	—	102,385	(1,334)	101,051
Total gross of short positions	312,735	(15,044)	297,691	(8,845)	288,846
Short positions	(3,577)	—	(3,577)	—	(3,577)
Net of short positions	309,158	(15,044)	294,114	(8,845)	285,269

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

(4)    Disposal groups mainly compromise UBIH.

Key points

•         The £15.4 billion, 8% increase in third party exposures post offset to £203 billion reflected £15 billion growth in mortgages in UK PBB and commercial lending in CPB, in line with strategy, partially offset by lower reverse repos.

•         Exposure post credit risk mitigation and enhancement at 31 December 2016 was £50 billion after the impact of collateral, primarily residential and commercial property of £122 billion and £22 billion respectively.

•         UBIH lending increased from £20.5 billion to £22.5 billion reflecting new mortgage lending of £1 billion and the impact of foreign currency movements, partially offset by the sale of a portfolio of SME loans and buy-to-let mortgages in Q4 2016. Refer to Credit risk: management basis for additional analysis of wholesale and personal portfolio.

•         The increase in net exposure was partially offset by a reduction in reverse repos with financial institutions and sovereign debt securities.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

The table below analyses the Bank’s financial assets exposures, both gross and net of offset arrangements.

	Bank
2016	Carrying	Balance sheet	Exposure
	value	offset (1)	post offset (2)
	£m	£m	£m
Cash and balances at central banks	1,198	—	1,198
Lending	151,258	(6,103)	145,155
Equity shares	11	—	11
Derivatives	915	(145)	770
Settlement balances	97	—	97
Total third party	153,479	(6,248)	147,231
Amounts due from holding company and fellow subsidiaries	65,681	(1,984)	63,697
Total	219,160	(8,232)	210,928

2015
Cash and balances at central banks	819	—	819
Lending	135,273	(6,658)	128,615
Equity shares	4	—	4
Derivatives	760	(171)	589
Settlement balances	47	—	47
Total third party	136,903	(6,829)	130,074
Amounts due from holding company and fellow subsidiaries	73,685	(1,191)	72,494
Total	210,588	(8,020)	202,568

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

Key point

•         The growth in lending was in mortgages in UK PBB and commercial lending in Commercial Banking and Private Banking in line with growth strategy. Refer to Credit risk: management basis for additional analysis on the mortgage portfolio.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Sector concentration

The following table analyses the Group’s financial assets by industry sector.

		Group
2016		Reverse		Securities		Derivatives	Other	Balance		Exposure
		repos	Lending	Debt	Equity		financial assets	sheet value	Offset	post offset
		£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government		219	1,417	3,573	—	1	15	5,225	(1,354)	3,871
Financial institutions	- banks	774	1,692	181	—	10	2,567	5,224	—	5,224
	- other	7,247	3,328	692	79	278	1,077	12,701	(1,358)	11,343
Personal - mortgages		—	106,743	—	—	—	—	106,743	—	106,743
- unsecured		—	10,302	—	—	39	—	10,341	(1)	10,340
Property		—	13,792	—	2	232	—	14,026	(248)	13,778
Construction		—	2,208	—	—	4	35	2,247	(647)	1,600
Manufacturing		—	3,472	—	7	93	1	3,573	(254)	3,319
Finance leases and instalment credit		—	251	—	—	—	—	251	—	251
Retail, wholesale and repairs		—	5,956	—	—	34	—	5,990	(919)	5,071
Transport and storage		—	1,471	—	—	8	—	1,479	(190)	1,289
Health, education and leisure		—	6,307	—	—	188	2	6,497	(445)	6,052
Hotels and restaurants		—	3,054	—	—	16	—	3,070	(68)	3,002
Utilities		—	510	—	—	20	—	530	(256)	274
Other		10	9,118	17	3	52	61	9,261	(1,223)	8,038
Total third party		8,250	169,621	4,463	91	975	3,758	187,158	(6,963)	180,195
Amounts due from holding company
and fellow subsidiaries		—	97,909	—	—	2,929	502	101,340	(2,182)	99,158
Total gross of provisions		8,250	267,530	4,463	91	3,904	4,260	288,498	(9,145)	279,353
Provisions		—	(1,563)	—	(4)	—	—	(1,567)	n/a	(1,567)
Total excluding disposal groups		8,250	265,967	4,463	87	3,904	4,260	286,931	(9,145)	277,786
Disposal groups		—	21,340	2,004	949	94	249	24,636	(102)	24,534
Total		8,250	287,307	6,467	1,036	3,998	4,509	311,567	(9,247)	302,320

2015
Central and local government		362	1,327	5,914	—	1	106	7,710	(1,135)	6,575
Financial institutions	- banks	157	3,718	70	—	35	1,690	5,670	(1)	5,669
	- other	10,137	2,875	1,188	723	216	1,297	16,436	(1,580)	14,856
Personal - mortgages		—	105,149	—	—	—	—	105,149	—	105,149
- unsecured		—	11,138	—	—	33	—	11,171	—	11,171
Property		—	15,868	—	2	258	—	16,128	(277)	15,851
Construction		—	2,491	—	—	2	—	2,493	(814)	1,679
Manufacturing		—	3,933	—	—	34	22	3,989	(397)	3,592
Finance leases and instalment credit		—	211	—	—	—	—	211	—	211
Retail, wholesale and repairs		—	6,443	—	—	20	4	6,467	(659)	5,808
Transport and storage		—	1,256	—	—	12	—	1,268	(238)	1,030
Health, education and leisure		—	6,074	—	—	170	—	6,244	(485)	5,759
Hotels and restaurants		—	2,971	—	—	17	—	2,988	(117)	2,871
Utilities		—	748	—	—	52	—	800	(246)	554
Other		25	10,590	32	2	39	20	10,708	(1,562)	9,146
Total third party		10,681	174,792	7,204	727	889	3,139	197,432	(7,511)	189,921
Amounts due from holding company
and fellow subsidiaries		—	99,972	—	—	1,724	689	102,385	(1,334)	101,051
Total gross of provisions		10,681	274,764	7,204	727	2,613	3,828	299,817	(8,845)	290,972
Provisions		—	(5,335)	—	(10)	—	—	(5,345)	n/a	(5,345)
Total excluding disposal groups		10,681	269,429	7,204	717	2,613	3,828	294,472	(8,845)	285,627
Disposal groups		—	2,312	419	23	25	440	3,219	—	3,219
Total		10,681	271,741	7,623	740	2,638	4,268	297,691	(8,845)	288,846

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

The following tables analyse the Bank’s financial assets by industry sector.

		Bank
	2016		Securities	Derivatives	Other	Balance		Exposure
		Lending	Equity		financial assets	sheet value	Offset	post offset
		£m	£m	£m	£m	£m	£m	£m
	Central and local government	1,409	—	1	—	1,410	(1,354)	56
Financial institutions	- banks	1,176	—	1	1,198	2,375	(1)	2,374
	- other	2,238	4	269	—	2,511	(743)	1,768
	Personal - mortgages	97,559	—	—	—	97,559	—	97,559
	- unsecured	7,784	—	—	—	7,784	—	7,784
	Property	12,364	—	232	—	12,596	(237)	12,359
	Construction	1,947	—	3	35	1,985	(642)	1,343
	Manufacturing	3,200	7	92	1	3,300	(248)	3,052
	Finance leases and instalment credit	34	—	—	—	34	—	34
	Retail, wholesale and repairs	5,722	—	34	—	5,756	(901)	4,855
	Transport and storage	1,434	—	8	—	1,442	(190)	1,252
	Health, education and leisure	5,934	—	188	—	6,122	(442)	5,680
	Hotels and restaurants	2,757	—	16	—	2,773	(66)	2,707
	Utilities	506	—	19	—	525	(256)	269
	Other	8,566	—	52	61	8,679	(1,168)	7,511
	Total third party	152,630	11	915	1,295	154,851	(6,248)	148,603
	Amounts due from holding company
	and fellow subsidiaries	63,492	—	2,167	22	65,681	(1,984)	63,697
	Total gross of provisions	216,122	11	3,082	1,317	220,532	(8,232)	212,300
	Provisions	(1,372)	—	—	—	(1,372)	n/a	(1,372)
	Total	214,750	11	3,082	1,317	219,160	(8,232)	210,928

	2015
	Central and local government	1,281	—	1	—	1,282	(1,135)	147
Financial institutions	- banks	1,022	—	2	819	1,843	(1)	1,842
	- other	2,227	4	216	2	2,449	(1,105)	1,344
	Personal - mortgages	83,092	—	—	—	83,092	—	83,092
	- unsecured	7,993	—	—	—	7,993	—	7,993
	Property	12,540	—	256	—	12,796	(257)	12,539
	Construction	1,901	—	2	—	1,903	(784)	1,119
	Manufacturing	3,073	—	31	22	3,126	(385)	2,741
	Finance leases and instalment credit	5	—	—	—	5	—	5
	Retail, wholesale and repairs	5,364	—	19	4	5,387	(627)	4,760
	Transport and storage	1,121	—	8	—	1,129	(232)	897
	Health, education and leisure	5,397	—	163	—	5,560	(478)	5,082
	Hotels and restaurants	2,439	—	17	—	2,456	(111)	2,345
	Utilities	499	—	16	—	515	(246)	269
	Other	9,011	—	29	19	9,059	(1,468)	7,591
	Total third party	136,965	4	760	866	138,595	(6,829)	131,766
	Amounts due from holding company
	and fellow subsidiaries	72,359	—	1,326	—	73,685	(1,191)	72,494
	Total gross of provisions	209,324	4	2,086	866	212,280	(8,020)	204,260
	Provisions	(1,692)	—	—	—	(1,692)	n/a	(1,692)
	Total	207,632	4	2,086	866	210,588	(8,020)	202,568

For geographic concentrations refer to:

•         Lending: Loans and related credit metrics; and

•         Debt securities: IFRS measurement classification and issuer.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Asset quality

The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both an asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following table and are set out on page 98.

The table that follows details the relationship between asset quality (AQ) bands and external ratings published by Standard & Poor’s (S&P), for illustrative purposes only. This relationship is established by observing S&P’s default study statistics, notably the one year default rates for each S&P rating grade. A degree of judgement is required to relate the probability of default ranges associated with the master grading scale to these default rates given that, for example, the S&P published default rates do not increase uniformly by grade and the historical default rate is nil for the highest rating categories.

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

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

	Group
											Balances due
											from holding
											company and
											fellow	Past		Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	subsidiaries	due	Impaired	provision	Total
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	2.6	—	—	—	—	—	—	—	—	—	—	—	—	—	2.6
Banks
- Reverse repos	0.5	—	—	0.3	—	—	—	—	—	—	—	—	—	—	0.8
- Bank loans	1.3	—	0.1	0.1	0.1	0.1	—	—	—	—	94.7	—	—	—	96.4
Total	1.8	—	0.1	0.4	0.1	0.1	—	—	—	—	94.7	—	—	—	97.2
Customers
- Reverse repos	4.6	0.2	—	2.3	0.4	—	—	—	—	—	—	—	—	—	7.5
- Customer loans	11.7	7.3	23.5	69.4	25.5	12.6	9.0	2.4	0.7	0.5	3.3	3.3	2.0	(1.6)	169.6
Total	16.3	7.5	23.5	71.7	25.9	12.6	9.0	2.4	0.7	0.5	3.3	3.3	2.0	(1.6)	177.1
Settlement balances and
other financial assets	0.8	0.1	—	0.1	—	—	0.1	—	—	0.1	0.5	—	—	—	1.7
Derivatives	0.5	0.1	—	0.2	0.1	0.1	—	—	—	—	2.9	—	—	—	3.9
Undrawn commitments	7.9	0.9	1.6	16.7	14.6	6.8	6.4	0.2	—	0.3	—	—	—	—	55.4
Contingent liabilities	0.1	0.1	0.3	0.6	0.5	0.3	0.2	—	—	—	—	—	—	—	2.1
Total excluding
disposal groups	30.0	8.7	25.5	89.7	41.2	19.9	15.7	2.6	0.7	0.9	101.4	3.3	2.0	(1.6)	340.0
Disposal groups															21.7
Total															361.7

Total %	8.8	2.5	7.5	26.4	12.1	5.9	4.6	0.8	0.2	0.3	29.8	1.0	0.6	(0.5)	100

	Group
											Balances due
											from holding
											company and
											fellow	Past		Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	subsidiaries	due	Impaired	provision	Total
2015	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	1.7	—	—	—	—	—	—	—	—	—	—	—	—	—	1.7
Banks
- Reverse repos	0.2	—	—	—	—	—	—	—	—	—	—	—	—	—	0.2
- Bank loans	1.4	0.3	1.7	0.1	0.1	0.1	—	—	—	—	99.4	—	—	—	103.1
Total	1.6	0.3	1.7	0.1	0.1	0.1	—	—	—	—	99.4	—	—	—	103.3
Customers
- Reverse repos	6.8	0.4	0.2	1.9	1.2	—	—	—	—	—	—	—	—	—	10.5
- Customer loans	10.4	5.2	17.5	66.3	28.2	16.4	10.2	2.5	2.2	0.7	0.6	3.9	7.6	(5.3)	166.4
Total	17.2	5.6	17.7	68.2	29.4	16.4	10.2	2.5	2.2	0.7	0.6	3.9	7.6	(5.3)	176.9
Settlement balances and
other financial assets	0.9	—	—	0.5	—	—	—	—	—	—	0.7	—	—	—	2.1
Derivatives	0.6	—	—	0.1	0.1	0.1	—	—	—	—	1.7	—	—	—	2.6
Undrawn commitments	8.9	1.3	1.9	14.6	13.4	5.2	3.7	0.3	—	0.3	—	—	—	—	49.6
Contingent liabilities	0.3	0.1	0.3	0.6	0.5	0.3	0.2	—	—	—	—	—	—	—	2.3
Total excluding
disposal groups	31.2	7.3	21.6	84.1	43.5	22.1	14.1	2.8	2.2	1.0	102.4	3.9	7.6	(5.3)	338.5
Disposal groups															2.8

Total															341.3

Total %	9.2	2.2	6.4	24.8	12.9	6.5	4.2	0.8	0.6	0.3	30.3	1.2	2.2	(1.6)	100

Financial review Capital and risk management

Credit risk: balance sheet analysis continued
	Bank
											Balances due
											from holding
											company and
											fellow	Past		Impairment
	AQ1	AQ2	AQ3	AQ4	AQ5	AQ6	AQ7	AQ8	AQ9	AQ10	subsidiaries	due	Impaired	provision	Total
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances
at central banks	1.2	—	—	—	—	—	—	—	—	—	—	—	—	—	1.2
Banks
- Bank loans	1.1	—	—	0.1	—	—	—	—	—	—	63.4	—	—	—	64.6
- Total	1.1	—	—	0.1	—	—	—	—	—	—	63.4	—	—	—	64.6
Customers
- Customer loans	8.9	4.9	21.9	66.3	22.8	11.2	7.8	1.8	0.5	0.4	0.1	3.2	1.7	(1.4)	150.1
- Total	8.9	4.9	21.9	66.3	22.8	11.2	7.8	1.8	0.5	0.4	0.1	3.2	1.7	(1.4)	150.1
Settlement balances and
other financial assets	—	—	—	—	—	—	—	—	—	0.1	—	—	—	—	0.1
Derivatives	0.5	0.1	—	0.1	0.1	0.1	—	—	—	—	2.2	—	—	—	3.1
Undrawn commitments	6.9	0.8	1.2	15.2	12.5	5.9	5.3	0.2	—	0.3	—	—	—	—	48.3
Contingent liabilities	0.1	—	0.2	0.5	0.4	0.2	0.2	—	—	—	—	—	—	—	1.6
Total	18.7	5.8	23.3	82.2	35.8	17.4	13.3	2.0	0.5	0.8	65.7	3.2	1.7	(1.4)	269.0

Total %	6.9	2.2	8.7	30.6	13.3	6.5	4.9	0.7	0.2	0.3	24.4	1.2	0.6	(0.5)	100

2015
Cash and balances
at central banks	0.8	—	—	—	—	—	—	—	—	—	—	—	—	—	0.8
Banks
- Bank loans	0.7	—	—	0.1	0.1	0.1	—	—	—	—	72.2	—	—	—	73.2
- Total	0.7	—	—	0.1	0.1	0.1	—	—	—	—	72.2	—	—	—	73.2
Customers
- Customer loans	9.0	3.4	15.1	61.6	21.1	9.5	8.3	1.9	0.5	0.6	0.2	2.8	2.2	(1.7)	134.5
- Total	9.0	3.4	15.1	61.6	21.1	9.5	8.3	1.9	0.5	0.6	0.2	2.8	2.2	(1.7)	134.5
Derivatives	0.5	—	—	0.1	0.1	0.1	—	—	—	—	1.3	—	—	—	2.1
Undrawn commitments	8.8	0.5	1.0	13.0	12.1	4.5	3.3	0.2	—	0.2	—	—	—	—	43.6
Contingent liabilities	0.1	0.1	0.2	0.5	0.4	0.2	0.1	—	—	—	—	—	—	—	1.6
Total	19.9	4.0	16.3	75.3	33.8	14.4	11.7	2.1	0.5	0.8	73.7	2.8	2.2	(1.7)	255.8

Total %	7.8	1.6	6.4	29.4	13.2	5.6	4.6	0.8	0.2	0.3	28.8	1.1	0.9	(0.7)	100

Key points

Group

•         Disposals of low quality assets in Capital Resolution and UBIH drove the decrease in the non-investment grade (AQ5 and lower) portfolios by £4.7 billion (5%). This resulted in the improvement of the overall credit quality reflected by 65% of the overall portfolios (excluding cash and central bank balances) being investment grade or higher.

Bank

•         Customer loans increased by £15.6 billion (12%) to £150.1 billion primarily in UK PBB mortgages. The improvement in credit quality reflected the UK economy.

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

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and related credit metrics by reportable segment.

2016					Credit metrics
	Gross loans to		REIL	Provisions	REIL as a %	Provisions	Provisions as a %	Impairment
					of gross loans	as a %	of gross loans	losses/	Amounts
	Banks	Customers			to customers	of REIL	to customers	(releases)	written-off
	£m	£m	£m	£m	%	%	%	£m	£m
UK PBB	369	113,344	1,488	1,072	1.3	72	0.9	105	394
Commercial Banking	356	41,702	893	412	2.1	46	1.0	15	457
Private Banking	96	11,256	94	28	0.8	30	0.2	(1)	2
NatWest Markets	178	929	—	—	—	nm	—	—	—
Capital Resolution	46	604	84	51	13.9	61	8.4	12	14
Central items & other	647	94	1	—	1.1	—	—	—	22
Total third party	1,692	167,929	2,560	1,563	1.5	61	0.9	131	889
Amounts due from holding company
and fellow subsidiaries	94,686	3,223	—	—	—	—	—	—	—
Disposal groups	2,418	20,122	3,511	1,200	17.4	34	6.0	(112)	2,057
Total	98,796	191,274	6,071	2,763	3.2	46	1.4	19	2,946

2015
UK PBB	770	99,359	2,076	1,555	2.1	75	1.6	20	587
Commercial Banking	366	40,029	1,043	402	2.6	39	1.0	3	137
Private Banking	45	10,574	102	32	1.0	31	0.3	12	4
NatWest Markets	261	378	—	—	—	—	—	(2)	—
Capital Resolution	54	2,088	1,640	1,435	78.5	88	68.7	(622)	6,380
Central items & other	2,222	18,646	3,503	1,911	18.8	55	10.2	—	168
Total third party	3,718	171,074	8,364	5,335	4.9	64	3.1	(589)	7,276
Amounts due from holding company
and fellow subsidiaries	99,403	569	—	—	—	—	—	—	—
Disposal groups	674	1,658	20	20	1.2	100	1.2	(142)	—
Total	103,795	173,301	8,384	5,355	4.8	64	3.1	(731)	7,276

Key points

•         UK PBB - Total gross loans to customers increased by £14 billion (14%), driven by a significant increment in mortgage lending £15 billion in line with the Group’s strategy. Provisions as a percentage of REIL reduced from 75% to 72% reflecting improvements in UK economy.

•         Commercial Banking - Customer lending increased by £1.7 billion (4%) reflecting new lending across a number of segments.

•         Private Banking - Customer lending increased 6% mainly driven by mortgages.

•         Capital Resolution - further progress was made in the run-down of higher risk and non-strategic assets and sale of certain businesses with gross loans to customers reducing by 71% in the year (£1.5 billion).

•         Credit quality improved significantly over the year, with risk elements in lending reduced by £2.3 billion (28%). This was mainly due to the portfolio sale in UBIH and repayments and disposals in Capital Resolution.

•         The provision coverage of risk elements in lending was 46%, down from 64% in 2015, predominantly driven by the disposals discussed above.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Sector and geographical concentration

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office. UBIH, which is in disposal groups at 31 December 2016, contributes a significant proportion of the European loan exposure.

						Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	losses/(releases)	written-off
2016		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,417	1	—	0.1	—	—	1	1
Finance		3,328	10	8	0.3	80	0.2	—	3
Personal	- mortgages (1)	106,743	463	75	0.4	16	0.1	(7)	—
	- unsecured	10,302	781	634	7.6	81	6.2	120	298
Property		13,792	526	238	3.8	45	1.7	(17)	307
Construction		2,208	98	64	4.4	65	2.9	16	67
of which: commercial real estate		10,528	543	243	5.2	45	2.3	(2)	323
Manufacturing		3,472	69	35	2.0	51	1.0	5	20
Finance leases and instalment credit		251	—	—	—	—	—	—	—
Retail, wholesale and repairs		5,956	136	84	2.3	62	1.4	—	55
Transport and storage		1,471	17	12	1.2	71	0.8	(2)	3
Health, education and leisure		6,307	180	70	2.9	39	1.1	9	20
Hotels and restaurants		3,054	121	68	4.0	56	2.2	19	33
Utilities		510	1	—	0.2	—	—	—	1
Other		9,118	157	88	1.7	56	1.0	(17)	81
Latent		—	—	187	—	—	—	4	—
Total third-party excluding
disposal groups		167,929	2,560	1,563	1.5	61	0.9	131	889
Amounts due from fellow subsidiaries		3,223	—	—	—	—	—	—	—
Disposal groups		20,122	3,511	1,200	17.4	34	6.0	(112)	2,057
Total customers		191,274	6,071	2,763	3.2	46	1.4	19	2,946

Of which:
UK
Personal - mortgages		106,344	463	75	0.4	16	0.1	(7)	—
- unsecured		10,273	779	634	7.6	81	6.2	119	275
Property and construction		15,994	618	295	3.9	48	1.8	(8)	373
of which: commercial real estate		10,522	535	238	5.1	44	2.3	(8)	324
Other		33,950	691	365	2.0	53	1.1	17	219
Latent		—	—	187	—	—	—	4	—
Disposal groups		49	3	1	6.1	33	2.0	1	194
		166,610	2,554	1,557	1.5	61	0.9	126	1,061

Europe
Personal - mortgages		59	—	—	—	—	—	—	—
- unsecured		2	—	—	—	—	—	—	—
Other		150	—	—	—	—	—	1	—
Latent		—	—	—	—	—	—	(1)	—
Disposal groups		20,073	3,508	1,199	17.5	34	6.0	(113)	1,862
		20,284	3,508	1,199	17.3	34	5.9	(113)	1,862

Banks excluding disposal groups		1,692	—	—	—	—	—	—	—
Amounts due from holding company
and fellow subsidiaries		94,686	—	—	—	—	—	—	—
Disposal groups		2,418	—	—	—	—	—	—	—
Total banks		98,796	—	—	—	—	—	—	—

Note:

(1)    Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued
						Credit metrics
					REIL	Provisions	Provisions
		Gross			as a % of	as a %	as a % of	Impairment	Amounts
		loans	REIL	Provisions	gross loans	of REIL	gross loans	losses/(releases)	written-off
2015		£m	£m	£m	%	%	%	£m	£m
Central and local government		1,327	1	1	0.1	100	0.1	—	—
Finance		2,875	34	21	1.2	62	0.7	4	38
Personal	- mortgages (1)	105,149	3,089	931	2.9	30	0.9	12	152
	- unsecured	11,138	970	838	8.7	86	7.5	113	387
Property		15,868	2,301	1,653	14.5	72	10.4	(3)	5,454
Construction		2,491	211	156	8.5	74	6.3	(35)	163
of which: commercial real estate		12,868	2,327	1,662	18.1	71	12.9	(35)	5,471
Manufacturing		3,933	129	93	3.3	72	2.4	(1)	92
Finance leases and instalment credit		211	13	10	6.2	77	4.7	(1)	3
Retail, wholesale and repairs		6,443	328	236	5.1	72	3.7	(4)	287
Transport and storage		1,256	44	25	3.5	57	2.0	(3)	18
Health, education and leisure		6,074	248	128	4.1	52	2.1	3	125
Hotels and restaurants		2,971	241	164	8.1	68	5.5	(16)	244
Utilities		748	1	1	0.1	100	0.1	—	1
Other		10,590	754	645	7.1	86	6.1	(12)	312
Latent		—	—	433	—	—	—	(111)	—
Total third-party excluding
disposal groups		171,074	8,364	5,335	4.9	64	3.1	(54)	7,276
Amounts due from fellow subsidiaries		569	—	—	—	—	—	—	—
Disposal groups		1,658	20	20	1.2	100	1.2	(677)	—
Total customers		173,301	8,384	5,355	4.8	64	3.1	(731)	7,276

Of which:
UK
Personal - mortgages		91,343	539	87	0.6	16	0.1	12	16
- unsecured		10,549	921	792	8.7	86	7.5	113	375
Property and construction		16,621	1,509	873	9.1	58	5.3	(39)	2,090
of which: commercial real estate		11,321	1,369	769	12.1	56	6.8	(35)	2,013
Other		32,427	916	562	2.8	61	1.7	(28)	308
Latent		—	—	183	—	—	—	(112)	—
Disposal groups		—	—	—	—	—	—	(17)	—
		150,940	3,885	2,497	2.6	64	1.7	(71)	2,789

Europe
Personal - mortgages		13,770	2,550	844	18.5	33	6.1	—	135
- unsecured		589	49	46	8.3	94	7.8	—	12
Property and construction		1,738	1,003	936	57.7	93	53.9	1	3,527
of which: commercial real estate		1,547	958	893	61.9	93	57.7	—	3,458
Other		3,785	877	762	23.2	87	20.1	(1)	812
Latent		—	—	250	—	—	—	—	—
Disposal groups		—	—	—	—	—	—	(660)	—
		19,882	4,479	2,838	22.5	63	14.3	(660)	4,486

Banks excluding disposal groups		3,718	—	—	—	—	—	—	—
Amounts due from holding company
and fellow subsidiaries		99,403	—	—	—	—	—	—	—
Disposal groups		674	—	—	—	—	—	—	—
Total banks		103,795	—	—	—	—	—	—	—

Note:

(1)    Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued
Risk elements in lending
The tables below analyse REIL by segment.
	2016						2015

					Central
		Commercial	Private	Capital	items
	UK PBB	Banking	Banking	Resolution	& other	Total	Total
	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,076	1,043	102	1,640	3,523	8,384	19,834
Inter segment transfers	(200)	453	—	(1,657)	1,404	—	—
Currency translation and other adjustments	—	—	—	153	558	711	(798)
Additions	657	397	21	18	1,327	2,420	1,892
Transfers between REIL and potential problem loans	(113)	7	(4)	—	—	(110)	(146)
Transfers to performing book	(172)	(87)	—	(3)	(454)	(716)	(889)
Repayments and disposals	(366)	(464)	(23)	(53)	(766)	(1,672)	(4,233)
Amounts written-off	(394)	(457)	(2)	(14)	(2,079)	(2,946)	(7,276)
At 31 December	1,488	892	94	84	3,513	6,071	8,384

The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2016	2015
	£m	£m
Impaired loans
- UK	1,957	3,171
- overseas	3,195	4,479
Total	5,152	7,650
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	598	714
Overseas	321	20
Total	919	734
Total risk elements in lending (1)	6,071	8,384

Notes:

(1)    Includes disposal groups of £3,511 million (2015 - £20 million).

(2)   For details on impairment methodology refer to Credit risk on page 67 and Accounting policy 15 Impairment of financial assets on page 134.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued
Provisions
The tables below analyse provisions by segment.
	2016							2015
						Central
		Commercial	Private	NatWest	Capital	items
	UK PBB	Banking	Banking	Markets	Resolution	& other	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	1,555	402	32	—	1,435	1,931	5,355	13,908
Inter segment transfers	(182)	439	—	—	(1,514)	1,257	—	—
Currency translation and other adjustments	—	—	—	—	132	216	348	(532)
Amounts written-off	(394)	(457)	(2)	—	(14)	(2,079)	(2,946)	(7,276)
Recoveries of amounts previously written-off	18	19	—	—	—	24	61	82
Charges/(releases) to the income statement from continuing operations	105	15	(1)	—	12	—	131	(54)
Releases to the income statement from discontinued operations	—	—	—	—	—	(112)	(112)	(677)
Unwind of discount	(30)	(6)	(1)	—	—	(37)	(74)	(96)
At 31 December	1,072	412	28	—	51	1,200	2,763	5,355

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2016	2015
	£m	£m
Past due 1-29 days	2,188	2,202
Past due 30-59 days	313	523
Past due 60-89 days	207	431
Past due 90 days or more	598	734
Total excluding disposal groups	3,306	3,890
Disposal groups	1,418	—
Total	4,724	3,890

Past due analysis by sector
Personal	1,366	2,382
Property construction	741	397
Financial institution	66	25
Other corporate	1,133	1,086
Total excluding disposal groups	3,306	3,890
Disposal groups	1,418	—
Total	4,724	3,890

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Securities and AFS reserves

Debt securities

The table below analyses debt securities by issuer and IFRS measurement classifications. The other financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS). Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch.

2016	Central and local government			Banks	Other financial	Corporate	Total	Of which
	UK	US	Other		institutions			ABS
	£m	£m	£m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	—	3,564	—	98	439	1	4,102	9
Available-for-sale	—	—	27	334	—	—	361	84
Total excluding disposal groups	—	3,564	27	432	439	1	4,463	93
Disposal groups	—	—	1,666	—	338	—	2,004	—
Total	—	3,564	1,693	432	777	1	6,467	93

Of which US agencies	—	—	—	—	386	—	386	—
Short positions (HFT)	—	(4,497)	—	(27)	(66)	(1)	(4,591)	—

2015
Held-for-trading	—	4,391	—	65	822	32	5,310	1
Available-for-sale	—	—	1,523	5	366	—	1,894	—
Total excluding disposal groups	—	4,391	1,523	70	1,188	32	7,204	1
Disposal groups	14	94	122	162	21	6	419	139
Total	14	4,485	1,645	232	1,209	38	7,623	140

Of which US agencies	—	—	—	—	806	—	806	—
Short positions (HFT)	—	(3,432)	—	(17)	(84)	(44)	(3,577)	—

Ratings
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor's,
Moody's and Fitch.
2016
	Central and local government				Other financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS
	£m	£m	£m	£m	£m	£m	£m	£m
AAA	—	—	27	86	—	—	113	84
AA to AA+	—	3,564	—	325	384	—	4,273	—
A to AA-	—	—	—	—	12	—	12	—
BBB- to A-	—	—	—	21	21	1	43	—
Non-investment grade	—	—	—	—	22	—	22	9
Total excluding disposal groups	—	3,564	27	432	439	1	4,463	93
Disposal groups	—	—	1,666	—	338	—	2,004	—
Total	—	3,564	1,693	432	777	1	6,467	93

2015
AAA	—	—	640	11	366	—	1,017	—
AA to AA+	—	4,391	883	52	804	5	6,135	—
A to AA-	—	—	—	1	—	11	12	—
BBB- to A-	—	—	—	6	15	16	37	—
Non-investment grade	—	—	—	—	2	—	2	—
Unrated	—	—	—	—	1	—	1	1
Total excluding disposal groups	—	4,391	1,523	70	1,188	32	7,204	1
Disposal groups	14	94	122	162	21	6	419	139
Total	14	4,485	1,645	232	1,209	38	7,623	140

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Derivatives

Summary

The table below analyses derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the Group’s balance sheet under IFRS.

	2016			2015
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Interest rate	27	747	145	16	770	190
Exchange rate	6	228	215	6	105	189
Other	—	—	—	—	14	—
		975	360		889	379
Counterparty mark-to-market netting		(136)	(136)		(152)	(152)
Cash collateral		(9)	(8)		(19)	—
Securities collateral		(97)	—		(71)	(2)
Total excluding disposal groups		733	216		647	225
Disposal groups		70	126		25	27
Total		803	342		672	252

Balances due from holding company and fellow subsidiaries	93	2,929	4,294	90	1,724	2,291

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

°          Internal VaR; and

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

°          RWAs and minimum capital requirements

The legal entities have been selected based on their materiality for the risk measure in question.

All other disclosures are on an overall Group basis.

The introductory sentence to each table or graph indicates the basis of presentation of the disclosure.

Sources of risk*

Traded market risk

The majority of traded market risk exposure arises in NatWest Markets and Capital Resolution.

The Group is principally engaged in the purchase, sale and financing of US Treasury, US Agency and corporate debt and the execution clearance of exchange traded futures and options on futures contracts. The Group transacts primarily with institutional counterparties and US government-sponsored entities through its US trading subsidiary, RBS Securities Inc (RBSSI).

Some of these transactions involve trading or clearing financial instruments on an exchange, including interest rate swaps, futures and options. Holders of these instruments provide margin on a daily basis with cash or other security at the exchange.

Other products are not transacted on an exchange. Of these over-the-counter transactions, those with standard terms may be cleared through central counterparties, while those that are more complex are settled directly with the counterparty and may give rise to counterparty credit risk. For more information on the management of counterparty credit risk, refer to the Credit risk section on page 67.

Non-traded market risk

The majority of non-traded market risk exposure arises from retail and commercial banking activities in all franchises from assets and liabilities that are not classified as held for trading.

The Group’s non-traded market risk largely comprises interest rate risk and foreign exchange risk.

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

NTIRR comprises three primary risk factors: gap risk, basis risk and option risk. For more information, refer to page 108.

Foreign exchange risk

Non-traded foreign exchange risk exposures arise from two main sources:

•         Structural foreign exchange risk - arising from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling; and

•         Non-trading book foreign exchange risk - arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Pension risk

Pension-related activities also give rise to market risk. Refer to page 59 for more information on risk related to pensions.

*unaudited

Financial review Capital and risk management

Market risk continued

Risk governance*

The Group manages the key categories of traded and non-traded market risk separately. Each category is discussed in dedicated sections below.

Responsibility for identifying, measuring, monitoring and controlling the market risk arising from trading or non-trading activities lies with the relevant trading or non-trading business, with second-line-of-defence oversight provided by the Market Risk function, headed by the Director of Market Risk.

Market risk positions are reported monthly to the RBS Group’s Executive Risk Forum (ERF) and quarterly to the Board Risk Committee. In addition, traded market risk positions are reported monthly to the RBS Group’s Treasury and Market Risk Committee and non-traded market risk positions are reported to the ALCo (monthly in the case of interest rate risk and quarterly in the case of foreign exchange risk).

The ERF approves market risk frameworks. Market risk policy statements set out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

The Group’s policy is to manage risk exposures within an appetite that is set by the ERF and, in the case of non-traded market risk, endorsed by the ALCo. This appetite is expressed in the form of exposure limits.

Risk appetite*

The RBS Group’s qualitative market risk appetite is set out in policy statements.

Its quantitative market risk appetite is expressed in terms of limits for the trading and non-trading activities that are consistent with business plans.

The Market Risk Committee cascades the limits further down the organisation as required. For each trading business, a document known as a dealing authority compiles details of all applicable limits and trading restrictions.

The limit framework at RBS Group level comprises VaR, stressed value-at-risk (SVaR) and sensitivity and stress limits (for more details on VaR and SVaR, refer to pages 103 to 106). The limit framework at trading unit level also comprises additional metrics that are specific to the market risk exposures within its scope. These additional metrics aim to control various risk dimensions such as product type, exposure size, aged inventory, currency and tenor.

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

For further information on risk appetite, refer to page 21.

*unaudited

Financial review Capital and risk management

Market risk continued

Risk controls and assurance

For information on risk controls and assurance, refer to page 27.

Traded market risk

Risk identification and assessment

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

A risk review of trading businesses is undertaken weekly with senior risk and front office staff. This includes a review of profit and loss drivers, notable position concentrations and other positions of concern.

Businesses’ profit and loss performance is monitored automatically via loss triggers which, if breached, require a remedial action plan to be agreed with the Market Risk function.  The loss triggers are set using both a fall-from-peak approach and an absolute loss level.

The Market Risk function also prepares daily risk reports that detail exposures against a more granular set of limits and triggers.

Limit reporting is supplemented with regulatory capital and stress testing information as well as ad hoc reporting.

In addition, as noted under Risk governance above, regular updates on traded market risk positions are provided to the RBS Group’s ERF, Board Risk Committee, Treasury and Market Risk Committee.

The reporting and updates facilitate frequent reviews and discussions of traded market risk exposures and related issues between the market risk functions, senior management and the front office.

*unaudited

Financial review Capital and risk management

Market risk continued

Risk measurement

The Group uses a comprehensive set of methodologies and techniques to measure traded market risk.

The main risk measurement methods are VaR and SVaR. Stress testing is used to identify any vulnerabilities and potential losses in excess of VaR and SVaR.

The key inputs into these measurement methods are market data and risk factor sensitivities. Sensitivities refer to the changes in deal or portfolio value that result from small changes in market parameters that are subject to the market risk limit framework. Revaluation ladders are used in place of sensitivities to capture the impact on the income statement of large moves in risk factors or the joint impact of two risk factors.

These methods have been designed to capture correlation effects and allow the Group to form an aggregated view of its traded market risk across risk types, markets and business lines while also taking into account the characteristics of each risk type.

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

The Group’s internal traded VaR model captures all trading book positions including those products approved by the regulator. For an explanation of the distinction between internal VaR and regulatory VaR, refer to page 107.

The internal VaR model captures the potential impact of the following risk factors:

•         General interest rate risk - which arises from the impact of changes in interest rates and volatilities on cash instruments and derivatives. This includes interest rate tenor basis risk and cross-currency basis risk.

•         Specific interest rate risk - which arises from the impact of changes in the credit spreads of sovereign bonds, corporate bonds, securitised products and credit derivatives.

•         Currency risk - which arises from the impact of changes in currency rates and volatilities.

•         Equity risk - which arises from the impact of changes in equity prices, volatilities and dividend yields.

•         Commodity risk - which arises from the impact of changes in commodity prices and volatilities.

When simulating potential movements in risk factors, a combination of absolute and relative returns is used, depending on the risk factor.

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

Market data time series are updated on a daily basis, with a ten-working-day time lag.

The use of a 99% confidence level VaR statistic does not provide information about losses beyond this level, usually referred to as ‘tail’ risks. These risks are more appropriately assessed using measures such as SVaR and stress testing.

Where market data time series are not appropriate (due to poor quality or a lack of liquidity in the market), the Group uses proxy time series.

*unaudited

Financial review Capital and risk management

Market risk continued

1-Day 99% traded internal VaR

The table below analyses 1-day 99% internal VaR for the trading portfolios of NatWest and RBSSI, segregated by type of market risk exposure.

	2016				2015
NatWest	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m	£m	£m	£m	£m
General interest rate	0.4	—	5.0	—	0.6	0.7	5.4	0.3
Specific interest rate	0.5	1.0	1.7	0.1	0.7	1.0	1.4	—
Currency	0.1	—	0.2	—	0.1	0.2	1.0	—
Diversification (1)		—				(1.4)
Total	0.7	1.0	4.9	0.1	0.6	0.5	2.6	0.4

	2016				2015
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
RBSSI	£m	£m	£m	£m	£m	£m	£m	£m
General interest rate	1.9	4.0	4.0	0.7	2.3	2.3	6.0	0.9
Specific interest rate	0.4	0.6	0.8	0.1	1.3	0.8	2.8	0.8
Equity	—	—	—	—	0.2	—	0.4	—
Commodity	0.2	0.3	0.5	—	0.3	—	0.5	0.1
Diversification (1)		(0.5)				(1.9)
Total	2.0	4.4	4.5	0.7	1.3	1.2	3.2	0.6

Note:

(1)    Diversification reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

NatWest

•         Total internal traded VaR was broadly unchanged in 2016 compared to 2015, on both an average and period end basis.

•         An incorrect transfer of trades from RBS plc to NatWest at the close of business on 6 October was the cause of the maximum VaR of £4.9 million. This was remediated and the reported risk subsequently returned to its previous levels.

RBSSI

•         Total internal traded VaR increased by 267% (by £3.2 million from £1.2 million) on a period end basis and by 54% (by £0.7 million from £1.3 million) on an average basis. The increase was mainly driven by activity on the Rates US desk.

*unaudited

Financial review Capital and risk management

Market risk continued

VaR validation*

In addition to being a key risk management measure used by Market Risk in its second-line-of-defence oversight of the risk arising from trading activities, VaR is also used as one of the components of the Group’s market risk regulatory capital requirements (refer to page 107 for more information).

Therefore, VaR is subject not only to model management review and validation but also to regulation compliance, which includes (but is not restricted to) regulator-prescribed back-testing.

The performance and adequacy of the VaR model are tested on a regular basis through the following processes:

•         Back-testing - Internal and regulatory back-testing is conducted on a daily basis.

•         Ongoing model validation - VaR model performance is assessed both regularly and on an ad-hoc basis if market conditions or book constitution change significantly.

•         Model Risk Management review - As part of the model lifecycle, all risk models (including the VaR model) are independently reviewed to ensure that the model is still fit for purpose given current market conditions and book constitution (refer to page 27).

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

A portfolio is said to produce a back-testing exception when the Actual or Hypo P&L exceeds the VaR level on a given day. Such an event may be caused by a large market movement or may highlight issues such as missing risk factors or inappropriate time series. Any such issues identified are analysed and addressed through taking appropriate remediation or development action. Both Actual and Hypo back-testing exceptions are monitored.

Back-testing at the legal entity level is performed and reported on 1-day 99% regulatory VaR. Back-testing for NatWest Markets businesses is performed on 1-day 99% internal VaR.

*unaudited

Financial review Capital and risk management

Market risk continued

Stressed VaR (SVaR)*

As with VaR, the SVaR technique produces estimates of the potential change in the market value of a portfolio, over a specified time horizon, at a given confidence level. SVaR is a VaR-based measure using historical data from a one-year period of stressed market conditions.

The risk system simulates 99% VaR on the current portfolio for each 250-day period from 2005 to the current VaR date, moving forward one day at a time. The SVaR is the worst VaR outcome of the simulated results.

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

Internal SVaR is monitored at RBS Group level.

Stress testing*

The RBS Group undertakes daily market risk stress testing to identify vulnerabilities and potential losses in excess of or not captured in VaR. The calculated stresses measure the impact of changes in risk factors on the fair values of the trading and available-for-sale portfolios.

The RBS Group conducts historical, macroeconomic and vulnerability-based stress testing.

Historical stress testing is a measure that is used for internal management. Using the historical simulates framework employed for VaR, the current portfolio is stressed using historical data since 1 January 2005. The methodology stimulates the impact of the 99.9 percentile loss that would be incurred by historical risk factor movements over the period, assuming variable holding periods specific to the risk factors and the businesses.

Historical stress tests form part of the market risk limit framework and their results are reported daily to senior management.

Macroeconomic stress tests are carried out periodically as part of the firm-wide, cross-risk capital planning process. The scenario narratives are translated into risk factor shocks using historical events and insights by economists, risk managers and the front office. Market risk stress results are combined with those for other risks into the capital plan that is presented to the Board. The cross-risk capital planning process is conducted once a year, in September/October, with a planning horizon of five years. The scenario narratives cover both regulatory scenarios and macroeconomic scenarios identified by the firm.

*unaudited

Financial review Capital and risk management

Market risk continued

Vulnerability-based stress testing begins with the analysis of a portfolio and expresses the key vulnerabilities of the portfolio in terms of plausible, so-called vulnerability scenarios under which the portfolio would suffer material losses. These scenarios can be historical, macroeconomic or forward-looking/hypothetical. Vulnerability-based stress testing is used for internal management information and is not subject to limits. However, the results for relevant scenarios are reported to senior management.

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

The Group uses two broad methodologies to calculate its market risk capital charge: (i) the standardised or non-modelled approach, whereby regulator-prescribed rules are applied, and (ii) the internal model approach, where, subject to regulatory approval, a model such as VaR is used to calculate the capital charge.

Regulatory VaR

The PRA renewed NatWest Plc’s Internal Model Approach (IMA) permission with effect from 30 November 2016. The renewal incorporated the removal of RBSSI from the IMA permission; this legal entity is now capitalised under the standardised approach. There were also minor revisions to the product and trading location coverage. The changes were requested by the RBS Group, reflecting the continued simplification of its operations.

While internal VaR provides a measure of the economic risk, regulatory VaR is one of the measures of regulatory capital requirements by legal entity.

The calculation of regulatory VaR differs from that of the internal VaR as it takes into account only regulator-approved products, locations and legal entities. In addition, it is based on a directly modelled ten-day holding period, rather than a scaled one-day holding period, for market risk capital calculations.

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

Market risk RWAs and minimum capital requirements*

At 31 December 2016, total market risk RWAs for NatWest Plc and RBSSI were £676 million and £722 million, respectively (31 December 2015 - £570 million and £917 million). Minimum capital requirements, which represent 8% of RWAs, were £54 million and £58 million, respectively (31 December 2015 - £46 million and £74 million).

*unaudited

Financial review Capital and risk management

Market risk continued

Model validation*

The Group uses a variety of models to manage and measure market risk. These include pricing models (used for valuation of positions) and risk models (for risk measurement and capital calculation purposes). They are developed in both RBS Group-level and lower-level functions and are subject to independent review and sign-off.

For general information on the independent model validation carried out by Model Risk Management (MRM), which applies also to market risk models (including VaR models), refer to page 27. Additional details relating to pricing and market risk models are presented below.

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

Risk models

All model changes are approved through model governance committees at franchise level. Changes to existing models are subject to MRM review and the Group follows regulatory guidance for assessing the materiality of extensions and changes to the internal model approach for market risk.

MRM’s independent oversight provides additional assurance that the RBS Group holds appropriate capital for the market risk to which it is exposed.

In addition to MRM’s independent oversight, the model testing team monitors the model performance for market risk through back-testing, which is discussed in more detail on page 106, and other processes.

Non-traded market risk

As noted earlier, the Group’s non-traded market risk largely comprises interest rate risk and foreign exchange risk.

Risk assessment, monitoring and mitigation

Interest rate risk*

Non-traded interest rate risk (NTIRR) factors are grouped into the following categories:

•         Gap risk - which arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).

•         Basis risk - which captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.

•         Option risk - which arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where RBS or its customer can alter the level and timing of their cash flows. Option risk can be further characterised into automatic option risk and behavioural option risk. One example of behavioural option risk is pipeline risk. This is the risk of loss arising from personal customers owning an option to draw down a loan (typically a mortgage loan) at a committed rate. Changes in interest rates can result in greater or fewer customers than anticipated taking up the committed offer. The risk depends on customer behaviour as the option will not automatically be exercised.

*unaudited

Financial review Capital and risk management

Market risk continued

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

This task is primarily carried out by RBS Group Treasury, to which all businesses except NatWest Markets transfer most of their NTIRR. The main exposures and limit utilisations are reported to the RBS Group ALCo and Executive Risk Forum monthly and to the RBS Group Board Risk Committee quarterly.

Foreign exchange risk

The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed by RBS Group Treasury to predefined risk appetite levels under delegated authority from the ALCo. RBS Group Treasury seeks to limit the potential volatility impact on the RBS Group’s CET1 ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the RBS Group’s CET1 ratio. The sensitivity of the CET1 capital ratio to exchange rates is monitored monthly and reported to the RBS Group ALCo at least quarterly.

Foreign exchange exposures arising from customer transactions are sold down by businesses on a regular basis in line with RBS Group policy.

Risk measurement

The market risk exposures that arise as a result of the Group’s retail and commercial banking activities are measured using a combination of value-based metrics (VaR and sensitivities) and earnings-based metrics, as explained in greater detail for each of the key non-traded risk exposure types disclosed in this section.

Following the approval of an enhanced non-traded market risk appetite framework in early 2016, VaR disclosures reflect a more complete economic risk measure for the banking book.

The following table presents 1-day internal banking book VaR at a 99% confidence level, analysed by type of risk.

	2016	2015 (1)*
	£m	£m
Interest rate	95	75
Pipeline risk	1	—
Diversification (2)	(1)	—
Total	95	75

Notes:

(1)     Certain 2015 year end numbers have been restated for comparison purposes in light of the enhancement of the risk appetite framework in 2016.

(2)     The Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key point

•         Interest rate VaR increased during 2016 reflecting a slightly higher exposure to fixed rate liabilities.

*unaudited

Financial review Capital and risk management

Market risk continued

Interest rate risk*

NTIRR can be measured from either an economic value-based or earnings-based perspective, or a combination of the two. Value-based approaches measure the change in value of the balance sheet assets and liabilities over a longer timeframe, including all cash flows. Earnings-based approaches measure the potential short-term (generally one-year) impact on the income statement of changes in interest rates.

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

The non-traded interest rate risk VaR metrics for the Group’s retail and commercial banking activities are included within the non-traded VaR table above. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities. This includes any mismatch between structural hedges and stable non and low interest-bearing liabilities such as equity and money transmission accounts as regards their interest rate repricing behavioural profile.

Foreign exchange risk
The table below shows the Group's structural foreign currency exposures.
	Net investments	Net
	in foreign	investment	Structural foreign
	operations	hedges	currency exposures
2016	£m	£m	£m
US dollar	(1,283)	—	(1,283)
Euro	5,446	(413)	5,033
Swiss franc	563	—	563
Other non-sterling	201	(107)	94
	4,927	(520)	4,407
2015
US dollar	434	—	434
Euro	5,627	(385)	5,242
Swiss franc	790	—	790
Other non-sterling	58	—	58
	6,909	(385)	6,524

Key points

•         Structural foreign currency exposure at 31 December 2016 was £4.4 billion, £2.1 billion lower than at 31 December 2015.

•         The reduction was driven by provisions for RMBS and dividends received from EU subsidiaries. These reductions were partly offset by US dollar and euro appreciation against sterling in 2016.

•         Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening in foreign currencies against sterling would result in a gain of £0.2 billion in equity (2015 - a gain of £0.3 billion). A 5% weakening in foreign currencies against sterling would result in a loss of £0.2 billion in equity (2015 - a loss of £0.3 billion).

Calculation of regulatory capital*

The RBS Group capitalises non-traded market risk as part of the Pillar 2A Internal Capital Adequacy Assessment Process (ICAAP). The approach combines both earnings based and economic value based methodologies, in accordance with regulatory guidelines. The calculation captures the principal sources of non-traded market risk – interest rate risk, credit spread risk, structural foreign exchange risk and accounting volatility risk.

Pillar 1 capital must be held for non-trading book foreign exchange exposures, as outlined under CRR Articles 455 and 92(3)c. Structural foreign exchange exposures are excluded from the calculations as outlined under CRR Article 352(2); such exposures are considered under Pillar 2A.

The capital calculations under ICAAP are also used for economic capital purposes.

*unaudited

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2016.

Group structure

National Westminster Bank Plc (the ‘company’) is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the ‘holding company’ or ‘the Royal Bank’), which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The ‘Group’ or ‘NatWest Group’ comprises the company and its subsidiary and associated undertakings. Details of the principal subsidiary undertakings and their activities are shown in Note 15 on the accounts. A full list of related undertakings of the company is shown in Note 42 on the accounts. ‘RBS Group’ comprises The Royal Bank of Scotland Group plc (the ‘ultimate holding company’) and its subsidiary and associated undertakings.

The financial statements of The Royal Bank of Scotland Group plc can be obtained from RBS Corporate Governance and Regulatory Affairs, RBS Gogarburn, Edinburgh, EH12 1HQ, the Registrar of Companies or through the RBS Group’s website rbs.com

Following placing and open offers in December 2008 and in April 2009, HM Treasury (HMT) owned approximately 70.3% of the enlarged ordinary share capital of the ultimate holding company. In December 2009, the ultimate holding company issued a further £25.5 billion of new capital to HMT in the form of B shares. HMT sold 630 million of its holding of the ultimate holding company’s ordinary shares in August 2015. In October 2015 HMT converted its entire holding of 51 billion B shares into 5.1 billion new ordinary shares of £1 each in the ultimate holding company.

The final dividend payment on the Dividend Access Share (DAS) owned by HMT of £1.2 billion was paid in March 2016 effecting the immediate retirement of the DAS which was redesignated as a single B share and subsequently cancelled.

At 31 December 2016, HMT’s holding in the ultimate holding company’s ordinary shares was 71.3%.

Business structure

Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings Limited (NatWest Holdings) on 1 January 2017 in preparation for ring-fencing under ICB. NatWest Holdings is a direct subsidiary of RBS plc. UBIH is classified as a disposal group at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5. UBIH, which was mainly reported in the Ulster Bank RoI operating segment, is no longer a reportable operating segment but presented as a discontinued operation and comparatives have been re-presented accordingly. UBIH wholly owns Ulster Bank Ireland Designated Activity Company (UBI DAC) which is regulated by the Central Bank of Ireland.

RBS Group ring-fencing

The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019.

To comply with these requirements it is the RBS Group’s intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets will be a separate non ring-fenced bank, and The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) will also be placed outside the ring-fence, both as direct subsidiaries of RBS Group.

The final ring-fenced legal structure and the actions to be taken to achieve it, remain subject to, amongst other factors, additional regulatory, Board and other approvals as well as employee information and consultation procedures. All such actions and their respective timings may be subject to change, or additional actions may be required, including as a result of external and internal factors including further regulatory, corporate or other developments.

On 1 January 2017 RBS Group made a number of key changes to the legal entity structure as detailed below to support the move towards a ring-fenced structure. There are also plans to make further changes prior to 1 January 2019.

NatWest Holdings Limited (NatWest Holdings)

An intermediate holding company, NatWest Holdings, was introduced as a direct subsidiary of RBS plc. This is an interim structure as NatWest Holdings is expected to become a direct subsidiary of RBS Group in mid 2018.

The Bank and Adam & Company Group PLC (Adam & Co) transferred from being direct subsidiaries of RBS plc, and UBIH transferred from being a direct subsidiary of Ulster Bank Limited, to become direct subsidiaries of NatWest Holdings.

Report of the directors

RBS International

RBSI Holdings transferred from being an indirect subsidiary of RBS plc to become a direct subsidiary of RBS Group. The intention is for RBS International's operating companies to remain as subsidiaries of RBSI Holdings.

NatWest bought Lombard North Central PLC and RBS Invoice Finance (Holdings) Limited from RBS plc and some smaller companies from other members of the Group.

Results and dividends

The loss attributable to the ordinary shareholders of the Group for the year ended 31 December 2016 was £867 million compared with a loss of £1,205 million for the year ended 31 December 2015, as set out in the consolidated income statement on page 123.

The company did not pay an ordinary dividend to the holding company in 2016 (2015 - nil).

Strategic report

Activities

The Group is engaged principally in providing a wide range of banking and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its operating segments and the competitive markets in which they operate, are contained in the Financial review on page 6.

Risk factors

The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Full details of these and other risk factors are set out on pages 238 to 271.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 128 to 138.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Capital and risk management section.

Financial performance

A review of the Group's performance during the year ended 31 December 2016 and the Group's financial position as at that date is contained in the Financial review on pages 11 to 17.

Employees

Our colleagues

As at 31 December 2016, the Group employed 17,100 people (full-time equivalent basis, including temporary workers) throughout the world. Details of related costs are included in Note 3 on the accounts.

Building a healthy culture

Building a healthy culture that embodies Our Values is one of our core priorities.

Our Values guide the way we identify the right people to serve our customers well, and how we manage, engage and reward our colleagues. They are at the heart of both Our Standards (the bank wide behavioural framework) and Our Code (the bank wide Code of Conduct).

To really live our values we continue to reinforce them in our systems, our policies and processes, our communications, training and leadership role modelling.

We monitor our progress against our goals. We gather feedback from our colleagues, and through metrics and key performance indicators to assess our progress and respond accordingly. We do this in tandem with feedback from regulators and industry bodies.

Engaging our colleagues

We know that building an engaged, healthy and inclusive workforce is crucial to achieving our ambition. Every year we ask our colleagues to share their thoughts on what it’s like to work here via our annual colleague survey (OurView). The results help us monitor levels of engagement and enable our people leaders to work with their teams to make improvements. It also helps us measure the progress we are making towards our goals.

Our most recent survey, in which almost 63,000 colleagues took part, showed that we are changing the culture of the RBS Group for the better. We remain above the global financial services norm for wellbeing, our inclusion scores continue to improve and there is a strong sense that managers act consistently with Our Values. However, the choices we’ve had to make as we move the RBS Group forward have taken a toll on our colleagues. The scaling down of the RBS Group and the impact of dealing with some difficult legacy issues have contributed to a decline in the improvements in engagement, pride and leadership that we saw in 2015.

Rewarding our colleagues

Our approach to performance management provides clarity for our colleagues about how their contribution links to our ambition. It recognises behaviour that supports our values and holds individuals to account for behaviour and performance that does not. In 2016 we refreshed our behavioural framework to create one framework for all our colleagues.

Report of the directors

We have a focus on paying the right wage to colleagues and our rates of pay continue to exceed the Living Wage Foundation Benchmarks.

At the start of 2016 we removed sales incentives and we gave every eligible frontline colleague in Personal & Business Banking an increase to their guaranteed pay. This approach remains popular with our colleagues and ensures that our customers can be certain that if they take a product from us, it has no financial impact on what our colleagues are paid.

For 2017, we have simplified how we pay our clerical colleagues, consolidating bonuses, making pay fairer and easier to understand.

We remain focused on our goals in relation to gender equality and have played an active role in the consultation process for upcoming Gender Pay Gap Reporting regulations. We intend to comply fully with the regulations and to make a public disclosure during 2017.

Developing our colleagues

In 2015, we launched ‘Determined to Lead’, a core management system for the RBS Group. It is the means by which leaders put our values into practice every day and is transforming the way we operate by creating a common language, consistent operating rhythm and improving the competence of our leaders across the RBS Group. It provides consistent tools to lead and engage our colleagues. This programme has continued in 2016 with over 21,000 leaders participating in the programme.

In October 2016 we launched Service Excellence training, our new customer service programme. The first module introduces our Core Service Behaviours and provides an awareness of the tools and techniques that will help us to deliver the best possible service, every time. Service Excellence gives us a shared service language and the behaviours to help us achieve our ambition. Since October over 34,000 colleagues have completed this module.

Professionalising our colleagues is important to us. We work closely with the Chartered Banker Institute (CBI) and Chartered Banker Professional Standards Board (CB:PSB) to offer our colleagues professional qualifications. Over 8,000 of our colleagues completed their CBI qualification in 2016.

We are especially pleased that we achieved an Excel rating in the CB:PSB Foundation Standard review for 2015. We are one of only two CB:PSB member firms to have secured ‘Earned Autonomy’ - meaning we are exempt from quarterly monitoring over the next 3 years. 95% of our in-scope population have achieved the Foundation Standard. This is a great reflection of the focus we continue to place on professionalising our colleagues.

We also offer a wide range of learning which can be mandatory, role specific or related to personal development. Our mandatory learning has to be completed by everyone and is focused on keeping our customers, colleagues and the RBS Group safe.

Youth employment

In 2016 RBS Group welcomed over 500 people across our Graduate and Apprenticeship schemes, 40% being female hires.

Health and wellbeing of our colleagues

Wellbeing is a big part of how we create a great place to work.

We offer a wide range of health benefits and services to help maintain physical and mental health, and support our colleagues if they become unwell.

In 2016, we focused on physical, mental health and social wellbeing. We participated in the Global Corporate Challenge (GCC) - more than 50,000 colleagues, across the RBS Group, took part helping us to win the GCC World Most Active Organisation Gold Award. We also continued to promote Lifeworks (RBS Group’s Employee Assistance Programme) and launched our Mindfulness toolkit. We continued our support of Time to Change (the UK’s biggest programme to challenge mental health stigma).

Employee consultation

We recognise employee representatives such as trade unions and work councils in a number of businesses and countries. There has been ongoing engagement and discussion with those bodies given the scale of change taking place across the RBS Group. Management have continued to meet regularly with our European Employee Council to discuss developments and update on the progress of our strategic plans.

Inclusion

Building a more inclusive the RBS Group is essential for our customers and colleagues. Our inclusion policy standard applies to all our colleagues globally.

During 2016, we continued to roll out unconscious bias learning to all our colleagues to create a solid platform for the wider inclusion agenda. Almost 30,000 colleagues participated in unconscious bias training in 2016 meaning we have trained around 66,000 colleagues across the RBS Group to date.

Report of the directors

We continue to work towards our goal of having at least 30% senior women in our top three leadership layers across each Franchise and Function by 2020 and to be fully gender balanced (50/50) by 2030. We have a positive action approach in place, tailored by business, according to the specific challenges they face.

Our disability plan will support us becoming a disability smart organisation by 2018. It addresses areas for improvement including branch access, accessible services, improving colleague adjustment processes and inserting disability checkpoints into our key processes and practices.

We continue to focus on building an ethnically diverse RBS Group. Our plan focuses on positive action and includes reciprocal mentoring, targeted development workshops and leadership programmes and ensuring we have a Black, Asian and Minority Ethnic (BAME) focus on recruitment, talent identification and promotion.

Our LGBT agenda continues to deliver a better experience for our LGBT colleagues and customers. We have processes in place to support updating gender and title on customers’ banking records and to support colleagues undergoing gender transition.  And, we continue to support our 16,000 strong employee-led networks.

We have been recognised for our work on Equality, Diversity and Inclusion by our Platinum ranking from Opportunity Now (gender), our Gold ranking for Race for Opportunity (race); retaining a position in the Times Top 50 Employers for Women; becoming a Top Ten Global Employer in Stonewall’s Global Equality Index (LGBT), Silver Status from The Business Disability Forum and being rated a Top 10 Employer by Working Families.

Sustainability

Our purpose is to serve customers well. We will rebuild our reputation and earn our customers’ trust by putting customers first, making the RBS Group a great place to work, supporting our communities and being mindful of environmental impacts. The Sustainable Banking Committee’s role is to support the Board in overseeing, supporting and challenging actions being taken by management to run the RBS Group as a sustainable business.

For more information on our approach and progress read the RBS Group Strategic Report. More information is available on rbs.com/sustainability.

Going concern

The directors, having considered the Group’s business activities and financial position discussed in the Financial review including the Group’s regulatory capital resources (pages 29 to 40) and its liquidity and funding profile (pages 41 to 48) and the risk factors set out on pages 238 to 271 and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2016, approved on 23 February 2017, which were prepared on a going concern basis.

Corporate governance

Internal control over financial reporting

The internal controls over financial reporting for the Group are consistent with those at the RBS Group level. The RBS Group is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2016.

The RBS Group has assessed the effectiveness of its internal control over financial reporting as of 31 December 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2016, the RBS Group's internal control over financial reporting is effective.

The RBS Group's auditors have audited the effectiveness of the RBS Group's internal control over financial reporting and have given an unqualified opinion.

Management's report on the RBS Group's internal control over financial reporting will be filed with the Securities and Exchange Commission as part of the RBS Group’s 2016 Annual Report on Form 20-F.

In addition to the requirements for RBS Group, the NatWest Group is required to comply with Section 404(a) of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2016.

Based on the criteria discussed above, the NatWest Group concluded the internal control over financial reporting is effective and the report is included in this report. The NatWest Group's auditors are not required to report on the NatWest Group’s internal control over financial reporting.

Report of the directors

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

The Group Nominations and Governance Committee comprises four non-executive directors, and is chaired by the Chairman of the Group. It is responsible for assisting the Board in the formal selection and appointment of directors. It reviews the structure, size and composition of the Board, and membership and chairmanship of Board committees. The Committee also has responsibility for monitoring the Group’s governance arrangements in order to ensure best corporate governance standards and practices are upheld.

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

Share capital

Details of the ordinary and preference share capital at 31 December 2016 are shown in Note 25 on the accounts.

Directors

The names of the current directors are shown on page 4.

Sandy Crombie, Howard Davies, Alison Davis, Morten Friis, Robert Gillespie, Penny Hughes, Ross McEwan, Brendan Nelson, Baroness Noakes and Ewen Stevenson all served throughout the year and to the date of signing of the financial statements.

Mike Rogers was appointed to the Board on 26 January 2016 and Frank Dangeard was appointed on 16 May 2016.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting.

Report of the directors

Directors’ interests

The interests of the directors in the shares of the ultimate holding company at 31 December 2016 are disclosed in the RBS Group’s 2016 Annual Report on Form 20-F. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the company or any of the subsidiaries of the company, during the period from 1 January 2016 to 23 February 2017.

Directors' indemnities

In terms of section 236 of the Companies Act 2006 (the “Companies Act”), Qualifying Third Party Indemnity Provisions have been issued by the ultimate holding company to its directors, members of the Group’s Executive Committee, individuals authorised by the PRA/FCA and certain directors and/or officers of the Group’s subsidiaries.

In terms of section 236 of the Companies Act, Qualifying Pension Scheme Indemnity Provisions have been issued to all trustees of the Group’s pension schemes.

Post balance sheet events

Other than the matter disclosed in Note 41 on the accounts, there have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Political donations

During 2016, no political donations were made in the UK or EU, nor any political expenditure incurred in the UK or EU.

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

Auditors

Ernst & Young LLP (EY) are the auditors. EY were appointed to fill the casual vacancy arising from Deloitte LLP's resignation following the signing of the Group’s 2015 Annual Report on Form 20-F and appointed by shareholders at the 2016 Annual General Meeting. A resolution to reappoint EY as the company’s auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Aileen Taylor

Company Secretary

23 February 2017

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

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2016 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of “Internal Control – Integrated Framework”.

Based on its assessment, management believes that, as of 31 December 2016, NatWest Group’s internal control over financial reporting is effective.

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

Report of the directors

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

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on page 121.

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

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors confirm that to the best of their knowledge:

•          the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

•          the Strategic Report and Directors’ report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

23 February 2017

Board of directors
Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Ewen Stevenson	Sandy Crombie Frank Dangeard Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes Mike Rogers

Financial statements		Page
Report of Independent Registered Public Accounting Firm		121
Consolidated income statement		123
Consolidated statement of comprehensive income		124
Balance sheet		125
Statement of changes in equity		126
Cash flow statement		127
Accounting policies		128
Notes on the consolidated accounts
1	Net interest income	146
2	Non-interest income	146
3	Operating expenses	147
4	Pensions	148
5	Auditor’s remuneration	154
6	Tax	155
7	Profit/(loss) dealt with in the accounts of the Bank	155
8	Financial instruments - classification	156
9	Financial instruments - valuation	162
10	Financial instruments - maturity analysis	168
11	Financial assets - impairments	171
12	Derivatives	173
13	Debt securities	174
14	Equity shares	175
15	Investments in Group undertakings	175
16	Intangible assets	176
17	Property, plant and equipment	177
18	Prepayments, accrued income and other assets	178
19	Assets and liabilities of disposal groups	179
20	Short positions	180
21	Provisions for liabilities and charges	180
22	Accruals and other liabilities	182
23	Deferred tax	182
24	Subordinated liabilities	184
25	Share capital and reserves	187
26	Leases	188
27	Structured entities	189
28	Asset transfers	190
29	Capital resources	191
30	Memorandum items	192
31	Net cash flow from operating activities	209
32	Analysis of the net investment in business interests and
	intangible assets	210
33	Interest received and paid	210
34	Analysis of changes in financing during the year	210
35	Analysis of cash and cash equivalents	210
36	Segmental analysis	211
37	Directors’ and key management remuneration	215
38	Transactions with directors and key management	215
39	Related parties	216
40	Ultimate holding company	216
41	Post balance sheet events	216
42	Related undertakings	217

Report of Independent Registered Public Accounting Firm

Members of National Westminster Bank Plc

We have audited the accompanying balance sheet of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and subsidiaries (together, the “Group”) as at 31 December 2016, and the related consolidated income statement, consolidated statement of comprehensive income, statement of changes in equity and cash flow statement for year then ended, and notes 1 to 42, and the information identified as ‘audited’ in the Capital and risk management section of the Financial review (“financial statements”). These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Group’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at 31 December 2016, and the consolidated results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
London, United Kingdom
23 February 2017

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheet of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries (together, the "Group") as at 31 December 2015 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for the years ended 31 December 2015 and 2014, the accounting policies and notes 1 to 42, and the information identified as ‘audited’ in the Capital and risk management section of the Financial review (“consolidated financial statements”). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such 2015 and 2014 consolidated financial statements, present fairly, in all material respects, the financial position of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries as at 31 December 2015, and the results of its operations and its cash flows for the years ended 31 December 2015 and 2014, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

As discussed in Note 19 to the consolidated financial statements, the accompanying 2015 and 2014 consolidated financial statements have been retrospectively adjusted to reflect Ulster Bank (Ireland) Holdings Unlimited company as a discontinued operation.

/s/ Deloitte LLP

London, United Kingdom

30 March 2016

(23 February 2017 as to Note 19)

Consolidated income statement for the year ended 31 December 2016

	Note	2016	2015	2014
		£m	£m	£m
Interest receivable		5,784	5,793	5,894
Interest payable		(1,016)	(1,260)	(1,747)
Net interest income	1	4,768	4,533	4,147
Fees and commissions receivable		1,938	2,040	2,339
Fees and commissions payable		(440)	(509)	(492)
Income from trading activities		(338)	(51)	(85)
Other operating income		253	19	673
Non-interest income	2	1,413	1,499	2,435
Total income		6,181	6,032	6,582
Staff costs		(878)	(1,236)	(1,453)
Premises and equipment		(273)	(505)	(242)
Other administrative expenses		(4,978)	(5,545)	(3,642)
Depreciation and amortisation		(129)	(444)	(215)
Write down of goodwill and other intangible assets		(16)	(107)	—
Operating expenses	3	(6,274)	(7,837)	(5,552)
(Loss)/profit before impairment (losses)/releases		(93)	(1,805)	1,030
Impairment (losses)/releases	11	(131)	52	(128)
Operating (loss)/profit before tax		(224)	(1,753)	902
Tax charge	6	(706)	(289)	(998)
Loss from continuing operations		(930)	(2,042)	(96)
Profit from discontinued operations net of tax	19	63	836	1,829
(Loss)/profit for the year		(867)	(1,206)	1,733

Attributable to:
Non-controlling interests		—	(1)	—
Ordinary shareholders		(867)	(1,205)	1,733
		(867)	(1,206)	1,733

The accompanying notes on pages 146 to 222, the accounting policies on pages 128 to 145 and the audited sections of the Financial review: Capital and risk management on pages 18 to 119 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2016

	2016	2015	2014
	£m	£m	£m
(Loss)/profit for the year	(867)	(1,206)	1,733
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	(1,030)	(167)	(1,567)
Tax	320	328	247
	(710)	161	(1,320)
Items that do qualify for reclassification
Available-for-sale financial assets	284	(11)	(38)
Cash flow hedges	2	2	3
Currency translation	862	(326)	160
Tax	20	3	12
	1,168	(332)	137
Other comprehensive profit/(loss) after tax	458	(171)	(1,183)
Total comprehensive (loss)/income for the year	(409)	(1,377)	550

Attributable to:
Non-controlling interests	73	(24)	(34)
Ordinary shareholders	(482)	(1,353)	584
	(409)	(1,377)	550

The accompanying notes on pages 146 to 222, the accounting policies on pages 128 to 145 and the audited sections of the Financial review: Capital and risk management on pages 18 to 119 form an integral part of these financial statements

Balance sheet as at 31 December 2016

		Group		Bank
		2016	2015	2016	2015
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks	8	2,567	1,690	1,198	819
Amounts due from holding company and subsidiaries	8	94,686	99,403	63,427	72,227
Other loans and advances to banks	8	2,466	3,875	1,176	1,022
Loans and advances to banks	8	97,152	103,278	64,603	73,249
Amounts due from subsidiaries	8	3,223	569	65	132
Other loans and advances to customers	8	173,842	176,263	150,082	134,251
Loans and advances to customers	8	177,065	176,832	150,147	134,383
Debt securities subject to repurchase agreements	28	2,900	3,740	—	—
Other debt securities		1,563	3,464	—	—
Debt securities	13	4,463	7,204	—	—
Equity shares	14	87	717	11	4
Investments in Group undertakings	15	—	—	6,931	6,554
Settlement balances		1,693	2,138	119	47
Amounts due from holding company and subsidiaries	12	2,929	1,724	2,167	1,326
Other derivatives	12	975	889	915	760
Derivatives	12	3,904	2,613	3,082	2,086
Intangible assets	16	484	517	477	498
Property, plant and equipment	17	2,160	1,031	787	811
Deferred tax	23	1,391	1,802	1,365	1,546
Prepayments, accrued income and other assets	18	534	1,297	201	395
Assets of disposal groups	19	24,976	3,311	—	—
Total assets		316,476	302,430	228,921	220,392

Liabilities
Amounts due to holding company and subsidiaries	8	14,845	17,609	5,773	8,210
Other deposits by banks	8	5,200	6,982	3,435	2,726
Deposits by banks	8	20,045	24,591	9,208	10,936
Amounts due to subsidiaries	8	4,859	7,752	4,829	8,718
Other customer accounts	8	229,080	223,909	187,661	176,421
Customer accounts	8	233,939	231,661	192,490	185,139
Debt securities in issue	8	301	1,473	—	—
Settlement balances	8	1,753	2,461	86	53
Short positions	20	4,591	3,577	—	—
Amounts due to holding company and subsidiaries	12	4,294	2,291	3,604	1,993
Other derivatives	12	360	379	334	302
Derivatives	12	4,654	2,670	3,938	2,295
Provisions for liabilities and charges	21	6,659	5,329	1,533	1,325
Accruals and other liabilities	22	1,897	2,214	467	379
Retirement benefit liabilities	4	29	3,547	12	3,242
Amounts due to holding company	8	5,806	5,621	4,409	4,413
Other subordinated liabilities	8	1,489	1,395	1,481	1,328
Subordinated liabilities	24	7,295	7,016	5,890	5,741
Liabilities of disposal groups	19	19,313	2,724	—	—
Total liabilities		300,476	287,263	213,624	209,110

Non-controlling interests		420	346	—	—
Owners’ equity	25	15,580	14,821	15,297	11,282
Total equity		16,000	15,167	15,297	11,282
Total liabilities and equity		316,476	302,430	228,921	220,392

The accompanying notes on pages 146 to 222; the accounting policies on pages 128 to 145 and the audited sections of the Financial review: Capital and risk management on pages 18 to 119 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 23 February 2017 and signed on its behalf by:

Howard Davies                                                       Ross McEwan                                                                         Ewen Stevenson

Chairman                                                                 Chief Executive                                                                       Chief Financial Officer

National Westminster Bank Plc

Registration No. 929027

Statement of changes in equity for the year ended 31 December 2016

	Group			Bank
	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678

Share premium
At 1 January and 31 December	2,225	2,225	2,225	2,225	2,225	2,225

Available-for-sale reserve
At 1 January	18	29	55	—	—	6
Unrealised gains/(losses)	303	(5)	(29)	1	—	—
Realised gains	(19)	(6)	(9)	—	—	(7)
Tax	5	—	12	—	—	1
At 31 December	307	18	29	1	—	—

Cash flow hedging reserve
At 1 January	(1)	(3)	(6)	(1)	(3)	(6)
Amount recognised in equity	—	—	—	—	—	—
Amount transferred from equity to earnings	2	2	3	2	2	3
Tax	(1)	—	—	(1)	—	—
At 31 December	—	(1)	(3)	—	(1)	(3)

Foreign exchange reserve
At 1 January	821	1,121	927	(10)	(10)	(10)
Retranslation of net assets	994	(283)	231	—	—	—
Foreign currency losses on hedges of net assets	(54)	(20)	(37)	—	—	—
Tax	16	3	—	—	—	—
Recycled to profit or loss on disposal businesses	(151)	—	—	—	—	—
At 31 December	1,626	821	1,121	(10)	(10)	(10)

Capital redemption reserve
At 1 January and 31 December	647	647	647	647	647	647

Retained earnings
At 1 January	9,433	9,677	7,262	6,743	7,384	3,990
(Loss)/profit attributable to ordinary shareholders
- continuing operations	(930)	(2,041)	(96)	3,466	(1,422)	2,416
- discontinued operations	63	836	1,829	—	—	—
Ordinary dividends paid	—	—	(175)	—	—	(175)
Capital contribution	1,300	800	2,177	1,300	800	2,177
Loss on remeasurement of retirement benefit schemes
- gross	(1,030)	(167)	(1,567)	(1,058)	(348)	(1,265)
- tax	320	328	247	305	329	241
Loss on transfer of fellow subsidiary	(59)	—	—	—	—	—
At 31 December	9,097	9,433	9,677	10,756	6,743	7,384

Owners' equity at 31 December	15,580	14,821	15,374	15,297	11,282	11,921

Non-controlling interests
At 1 January	346	394	1,278	—	—	—
Currency translation adjustments and other movements	73	(23)	(34)	—	—	—
Loss attributable to non-controlling interests	—	(1)	—	—	—	—
Equity withdrawn and disposals	1	(24)	(850)	—	—	—
At 31 December	420	346	394	—	—	—

Total equity at 31 December	16,000	15,167	15,768	15,297	11,282	11,921

Total equity is attributable to:
Non-controlling interests	420	346	394	—	—	—
Ordinary shareholders	15,580	14,821	15,374	15,297	11,282	11,921
	16,000	15,167	15,768	15,297	11,282	11,921

The accompanying notes on pages 146 to 222, the accounting policies on pages 128 to 145 and the audited sections of the Financial review: Capital and risk management on pages 18 to 119 form an integral part of these financial statements.

Cash flow statement for the year ended 31 December 2016

		Group			Bank
	Note	2016	2015	2014	2016	2015	2014
		£m	£m	£m	£m	£m	£m
Cash flows operating activities
Operating (loss)/profit before tax from continuing operations		(224)	(1,753)	902	4,060	(1,105)	2,541
Profit before tax from discontinued operations		60	839	1,675	—	—	—
Adjustments for non-cash items and other
Adjustments included within income statement		(3,548)	(4,993)	(4,163)	(697)	2,304	(1,800)
Cash contribution to defined benefit pension schemes		(4,473)	(807)	(804)	(4,349)	(724)	(712)
Changes in operating assets and liabilities		(1,227)	8,772	(13,713)	(5,704)	(548)	(5,737)
Income taxes (paid)/received		(77)	169	25	(131)	62	(128)
Net cash flows from operating activities	31	(9,489)	2,227	(16,078)	(6,821)	(11)	(5,836)

Cash flows from investing activities
Sale and maturity of securities		1,179	2,226	709	—	782	471
Purchase of securities		(1,246)	(1,417)	(2,070)	—	—	—
Sale of property, plant and equipment		64	413	287	17	15	49
Purchase of property, plant and equipment		(88)	(207)	(187)	(61)	(165)	(66)
Net investment in business interests and intangible assets	32	(1,247)	(2,716)	(8)	(307)	(715)	17
Net cash flows from investing activities		(1,338)	(1,701)	(1,269)	(351)	(83)	471

Cash flows from financing activities
Capital contribution		1,300	800	1,500	1,300	800	1,500
Redemption of subordinated liabilities		—	(387)	(60)	—	(387)	—
Dividends paid		—	—	(175)	—	—	(175)
Interest on subordinated liabilities		(245)	(262)	(270)	(237)	(255)	(250)
Net cash flows from financing activities		1,055	151	995	1,063	158	1,075
Effects of exchange rate changes on cash and cash equivalents		2,993	115	221	1,073	(55)	(108)

Net (decrease)/increase in cash and cash equivalents		(6,779)	792	(16,131)	(5,036)	9	(4,398)
Cash and cash equivalents at 1 January		86,543	85,751	101,882	66,187	66,178	70,576
Cash and cash equivalents at 31 December	35	79,764	86,543	85,751	61,151	66,187	66,178

The accompanying notes on pages 146 to 222, the accounting policies on pages 128 to 145 and the audited sections of the Financial review: Capital and risk management on pages 18 to 120 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts

The accounts are prepared on a going concern basis (see the Report of the directors, page 116) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The company is incorporated in the UK and registered in England and Wales. Its accounts are presented in accordance with the Companies Act 2006. With the exception of investment property and certain financial instruments as described in Accounting policies 9, 14, 16 and 18, the accounts are presented on a historical cost basis.

The Group adopted a number of revisions to IFRSs effective 1 January 2016.

‘Accounting for Acquisitions of Interests in Joint Operations’ issued in May 2014 amends IFRS 11 ‘Joint Arrangements’. An acquirer of an interest in a joint operation that is a business applies the relevant principles for business combinations in IFRS 3 and other standards and makes the relevant disclosures accordingly.

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

Amendments to IFRS 10 ‘Consolidated Financial Statements’, IFRS 12 ‘Disclosure of Interests in Other Entities’ and IAS 28 ‘Investments in Associates and Joint Ventures’ were issued in December 2014 to clarify the application of the investment entity consolidation exception.

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

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those measured at fair value are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative effective interest accruing to financial assets is presented in interest payable

Financial assets and financial liabilities held for trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Accounting policies

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

Lending (credit facilities)  - commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility, otherwise they are deferred and included in the effective interest rate on the loan.

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

4. Assets held for sale and discontinued operations

A non-current asset (or disposal group) is classified as held for sale if the Group will recover its carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell.

Asset and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations - comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on disposal of the discontinued operation - are shown as a single amount on the face of the income statement; an analysis of this amount is presented in Note 19 on the accounts. A discontinued operation is a cash generating unit or a group of cash generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

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

For defined benefit schemes, the defined benefit obligation is measured on an actuarial basis using the projected unit credit method and discounted at a rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. The difference between scheme assets and scheme liabilities, the net defined benefit asset or liability, is recognised in the balance sheet. A defined benefit asset is limited to the present value of any economic benefits available to the Group in the form of refunds from the plan or reduced contributions to it.

The charge to profit or loss for pension costs (recorded in operating expenses) comprises:

•          the current service cost

•          interest, computed at the rate used to discount scheme liabilities, on the net defined benefit liability or asset

•          past service cost resulting from a scheme amendment or curtailment

•          gains or losses on settlement.

Accounting policies

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

The estimated useful lives of the Group’s property, plant and equipment are:

Freehold buildings	50 years
Long leasehold property (leases with more than 50 years to run)	50 years
Short leaseholds	unexpired period of lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

The residual value and useful life of property, plant and equipment are reviewed at each balance sheet date and updated for any changes to previous estimates.

8. Impairment of intangible assets and property, plant and equipment

At each balance sheet date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Accounting policies

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

Group entities record transactions in foreign currencies in their functional currency, the currency of the primary economic environment in which they operate, at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the relevant functional currency at the foreign exchange rates ruling at the balance sheet date. Foreign exchange differences arising on the settlement of foreign currency transactions and from the translation of monetary assets and liabilities are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations (see Accounting policy 23).

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

Accounting policies

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

14. Financial assets

On initial recognition, financial assets are classified into held-to-maturity investments; held-for-trading; designated as at fair value through profit or loss; loans and receivables; or available-for-sale financial assets. Regular way purchases of financial assets classified as loans and receivables are recognised on the settlement date; all other regular way transactions in financial assets are recognised on the trade date.

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

Held-for-trading - a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Income from trading activities includes gains and losses on held-for-trading financial assets as they arise.

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

Accounting policies

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

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments. Further details are given in Note 9 on the accounts.

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

Accounting policies

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

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Income from trading activities includes gains and losses on held-for-trading financial liabilities as they arise.

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

Accounting policies

Fair value - the Group’s approach to determining the fair value of financial instruments measured at fair value is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

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

Accounting policies

21. Netting

Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts and it intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities, but where it does not intend to settle the amounts net or simultaneously, the assets and liabilities concerned are presented gross.

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

23. Derivatives and hedging

Derivative financial instruments are initially recognised, and subsequently measured, at fair value. The Group’s approach to determining the fair value of financial instruments is set out in the section of Critical accounting policies and key sources of estimation uncertainty entitled Fair value - financial instruments; further details are given in Note 9 on the accounts.

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

(i) Provisions for liabilities

As set out in Note 21 on the accounts, at 31 December 2016 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £753 million (2015 - £599 million), other customer redress, £562 million (2015 - £584 million), residential mortgage backed securities, £4,966 million (2015 - £3,772 million) and litigation and other regulatory proceedings, £86 million (2015 - £55 million).

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

Accounting policies

Payment Protection Insurance  - the Group has established a provision for redress payable in respect of the mis-selling of Payment Protection Insurance policies. The provision is management’s best estimate of the anticipated costs of redress and related administration expenses. The determination of appropriate assumptions to underpin the provision requires significant judgement by management. The principal assumptions underlying the provision together with sensitivities to changes in those assumptions are given in Note 21 on the accounts.

Provisions for litigation - the Group and members of the Group are party to legal proceedings in the United Kingdom, the United States and other jurisdictions, arising out of their normal business operations. The measurement and recognition of liabilities in respect of litigation involves a high degree of management judgement.

Before the existence of a present obligation as the result of a past event can be confirmed, numerous facts may need to be established, involving extensive and time-consuming discovery, and novel or unsettled legal questions addressed. Once it is determined there is an obligation, assessing the probability of economic outflows and estimating the amount of any liability can be very difficult. In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Furthermore, for an individual matter, there can be a wide range of possible outcomes and often it is not practicable to quantify a range of such outcomes. The Group’s outstanding litigation is periodically assessed in consultation with external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability. A detailed description of the Group’s material legal proceedings and a discussion of the nature of the associated uncertainties are given in Note 30 on the accounts.

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

(ii) Deferred tax

The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £1,391 million were recognised as at 31 December 2016 (2015 - £1,802 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses and other temporary differences to the extent that it is probable that there will be future UK taxable profits against which the losses and other temporary differences can be utilised. The Group has considered the carrying value of the deferred tax asset as at 31 December 2016 and concluded that it is recoverable based on future projections.

Deferred tax assets of £3,423 million (2015 - £2,388 million) have not been recognised in respect of tax losses and other temporary differences where the availability of future taxable profits is uncertain. Further details about the Group’s deferred tax assets are given in Note 3 on the accounts.

(iii) Loan impairment provisions

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

Accounting policies

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

(iv) Fair value - financial instruments

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

Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument’s complexity and the availability of market-based data. Further details about the Group’s valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 9 on the accounts.

Accounting policies

Accounting developments

International Financial Reporting Standards

A number of IFRSs and amendments to IFRS were in issue at 31 December 2016 that would affect RBS Group from 1 January 2017 or later.

Effective for 2017

In January 2016, the IASB amended IAS 7 ‘Cash Flow Statements’ to require disclosure of the movements in financing liabilities. The amendment is effective from1 January 2017.

In January 2016, the IASB amended IAS 12 ‘Income taxes’ to clarify the recognition of deferred tax assets in respect of unrealised losses. The amendment is effective from 1 January 2017.

Neither of these amendments is expected to have a material effect on the Group’s financial statements.

Effective after 2017 - IFRS 9

In July 2014, the IASB published IFRS 9 ‘Financial Instruments’ with an effective date of 1 January 2018. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. The Group is continuing its assessment of the standard’s effect on its financial statements.

The principle features of IFRS 9 are as follows:

Recognition and derecognition

The material in IAS 39 setting out the criteria for the recognition and derecognition of financial instruments have been included unamended in IFRS 9.

Classification and measurement

Financial assets - There are three classifications for financial assets in IFRS 9.

•         Amortised cost - Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is to hold financial assets to collect their cash flow are measured at amortised cost.

•         Fair value through other comprehensive income - Financial assets with terms that give rise to interest and principal cash flows only and which are held in a business model whose objective is achieved by holding financial assets to collect their cash flow and selling them are measured at fair value through other comprehensive income.

•         Fair value through profit and loss - Other financial assets are measured at fair value through profit and loss.

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

Hedge accounting

IFRS 9’s hedge accounting requirements are designed to align accounting more closely to the risk management framework; permit a greater variety of hedging instruments; and remove or simplify some of the rule-based requirements in IAS 39. The elements of hedge accounting: fair value, cash flow and net investment hedges are retained. There is an option in IFRS 9 for an accounting policy choice to continue with the IAS 39 hedge accounting framework; the Group currently anticipates applying this option.

Accounting policies

Credit impairment

IFRS 9’s credit impairment requirements apply to financial assets measured at amortised cost, to those measured at fair value through other comprehensive income, to lease receivables and to certain loan commitments and financial guarantee contracts. On initial recognition a loss allowance is established at an amount equal to 12-month expected credit losses (ECL) that is the portion of life-time expected losses resulting from default events that are possible within the next 12 months. Where a significant increase in credit risk since initial recognition is identified, the loss allowance increases so as to recognise all expected default events over the expected life of the asset. The Group expects that financial assets where there is objective evidence of impairment under IAS 39 will be credit impaired under IFRS 9, and carry loss allowances based on all expected default events.

The assessment of credit risk and the estimation of ECL are required to be unbiased and probability-weighted: determined by evaluating at the balance sheet date for each customer or loan portfolio a range of possible outcomes using reasonable and supportable information about past events, current conditions, forecasts of future events and economic conditions. The estimation of ECL also takes into account the discount of future cash flows. Recognition and measurement of credit impairments under IFRS 9 are more forward-looking than under IAS 39.

An RBS Group-wide programme has been established to implement the necessary changes in the modelling of credit loss parameters, and the underlying credit management and financial processes; this programme is led jointly by Risk and Finance.  The inclusion of loss allowances on all financial assets will tend to result in an increase in overall credit impairment provisions when compared with the current basis of measurement under IAS 39.

Transition

The classification and measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative periods. Hedge accounting will be applied prospectively from that date.

The table below sets out the descriptions used for credit impairment under IFRS 9, and their equivalent usage under IAS 39 and existing regulatory reporting.

Attribute	IFRS 9	IAS 39	Regulatory
Default / credit impairment

To determine the risk of a default occurring, management intends to apply a default definition that is consistent with the Basel/Regulatory definition of default.

Assets that are defaulted will be shown as credit impaired. The group intends to use 90 days past due as a consistent measure for default across all product classes. Also, where RBS considers that the customers unlikely to pay in credit obligations.

Default aligned to loss events, by classing all financial assets for which an impairment event has taken place as nonperforming.  Nonperforming assets are defined as those that have a 100% probability of default and an internal asset quality grade of AQ10 (see page 66 for definition).

Impaired financial assets are those for which there is objective evidence that the amount or timing of future cash flows have been adversely impacted since initial recognition.

A default shall be considered to have occurred with regard to a particular financial asset when either or both of the following have taken place:
- The group considers that the customer is unlikely to pay its credit obligations without recourse by the institution to actions such as realising security;
- the customer is past due more than 90 days.

For retail exposures, the definition of default may be applied at the level of an individual credit facility rather than in relation to the total obligations of a borrower.

Probability of default (PD)

PD is the likelihood of default assessed on the prevailing economic conditions at the reporting date (point in time), adjusted to take into account estimates of future economic conditions that are likely to impact the risk of default; it will not equate to a long run average.

		Regulatory PDs adjusted to point in time metrics are used in the latent provision calculation.	The likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon for wholesale.

Accounting policies

Attribute	IFRS 9	IAS 39	Regulatory
Significant increase in credit risk

A framework is being established that incorporates both quantitative and qualitative measures and is aligned to RBS’s current risk management framework. Decisions in relation to credit deterioration will be management decisions, subject to approval by governing bodies such as RBS Provisions Committee.

The staging assessment requires a definition of when a significant increase in credit risk has occurred; this moves the loss calculation for financial assets from a 12 month horizon to a lifetime horizon. Management propose to establish an approach that is primarily informed by the increase in lifetime probability of default, with additional qualitative measures to account for assets where PD does not move, but a high risk factor is determined, these include the Risk of Credit Loss framework and binary triggers (examples includes the use of payday lending, forbearance and 30 days past due).

In most cases, management expect an asset that has demonstrated a doubling of its lifetime probability of default would be considered to have a significant increase in credit risk.

IFRS 9 includes an option that permits assets that are ‘low risk’ to be excluded from this assessment; The Group does not intend to apply this option.

		Not applicable	Not applicable
Forward-looking and multiple scenarios

The evaluation of future cash flows, the risk of default and impairment loss should take into account expectations of economic changes that are reasonable.

More than one outcome should be considered to ensure that the resulting estimation of impairment is not biased towards a particular expectation of economic growth.

Management have developed the default modelling capability for IFRS 9 to simulate multiple economic forecasts as part of the model outcomes for PD, LGD and exposure.

		Financial asset carrying values based upon the expectation of future cash flows.	Follows financial accounting.
Loss given default (LGD)	LGD is a current assessment of the amount that will be recovered in the event of default, taking account of future conditions. It may occasionally equate to the regulatory view.	Regulatory LGD values are generally used for calculating collective and latent provisions.

An estimate of the amount that will not be recovered in the event of default, plus the cost of debt collection activities and the delay in cash recovery.  LGD is a downturn based metric, representing a prudent view of recovery in adverse economic conditions.

Accounting policies

Attribute	IFRS 9	IAS 39	Regulatory
Exposure at default (EAD)	EAD represents expected balance sheet exposure at default. It differs from the regulatory method as follows: - it includes the effect of amortisation; - it caps exposure at the contractual limit.	EAD is assessed as the current drawn balance plus future committed drawdowns

EAD models provide estimates of credit facility utilisation at the time of a customer default, recognising that customers may make further drawings on unused credit facilities prior to default or that exposures may increase due to market movements. EAD cannot be lower than the reported balance sheet, but can be reduced by a legally enforceable netting agreement.

Date of initial recognition (DOIR)

The reference date used to assess a significant increase in credit risk is as follows.
Term lending:  the date the facility became available to the customer.
Wholesale revolving products:  the date of the last substantive credit review (typically annual) or, if later, the date facility became available to the customer.
Retail Cards:  the account opening date or, if later, the date the card was subject to a regular 3-year review or the date of any subsequent limit increases.

Current Accounts/ Overdrafts: the account opening date or, if later, the date of initial granting of overdraft facility or of limit increases.

		Not applicable for impairment but defined as the date when the entity becomes a party to the contractual provisions of the instrument.	Generally follows financial accounting.
Modification

A modification occurs when the contractual cash flows of a financial asset are renegotiated or otherwise modified and the renegotiation or modification does not result in derecognition.  A modification requires immediate recognition in the income statement of any impact on the carrying value and EIR.  Examples of modification events include forbearance and distressed restructuring. The financial impact is recognised in the income statement as an impairment release/(loss).

		Modification is not separately defined but accounting impact arises as an EIR adjustment on changes that are not derecognition or impairment events.	Not applicable

Accounting policies

The following table summarises the treatment of asset classification under IAS 39 and IFRS 9.

Assets		IFRS 9			IAS 39
		AC(1)	FVTPL(2)	FVOCI(3)	AC(1)	FVTPL(2)	FVOCI(3)
Cash and balances at central banks
Non held-for-trading		●			●
Loans and advances to banks
Held for trading			●			●
Non held for trading		●			●
Loans and advances to customers
Held-for-trading			●			●
Non held-for-trading		●	●	●	●	●
Debt securities
Held-for-trading			●			●
Non held-for-trading:	Held-to-maturity	●			●
	Available-for-sale		●	●			●
	Other	●	●		●	●
Equity shares
Held-for-trading			●			●
Non held-for-trading			●	●		●	●
Settlement balances
Non held-for-trading		●			●
Derivatives
Held-for-trading			●			●

   Notes:

(1)	Amortised cost
(2)	Fair value through profit and loss
(3)	Fair value other comprehensive income

Effective after 2017 – other standards

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014. It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met. It is effective from 1 January 2018.

IFRS 2 ‘Share-based payment’ was amended in June 2016 to clarify the accounting for net settlement of tax in respect of share-based payments and the calculation of the cost of modified awards and those with vesting conditions that are not market conditions.  The effective date is 1 January 2018.

IFRIC Interpretation 22 ‘Foreign Currency Transaction and Advance Consideration’ was issued in December 2016 clarifying the date of a foreign exchange transaction to be used on initial recognition of a related asset or other item.  The effective date is 1 January 2018.

IAS 40 ‘Investment Property’ was amended in December 2016 to clarify that transfers into or out of the investment property classification may only occur on a change of use or the property ceasing to meet the definition of an investment property.  The effective date is 1 January 2018.

IFRS 16 ‘Leases’ was issued in January 2016 to replace IAS 17 ‘Leases’.  There are no substantial changes to the accounting for leases by lessors.  For lessees: accounting for finance leases will remain substantially the same; operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use and liabilities will be recognised for the contractual payments. The effective date is 1 January 2019.

The Group is assessing the effect of adopting these standards on its financial statements.

Notes on the accounts

1 Net interest income
	Group
	2016	2015	2014
	£m	£m	£m
Loans and advances to customers	5,282	5,132	5,136
Loans and advances to banks	496	650	740
Debt securities	6	11	18
Interest receivable (1)	5,784	5,793	5,894

Customer accounts: demand deposits	266	405	304
Customer accounts: savings deposits	226	272	564
Customer accounts: other time deposits	196	278	533
Balances with banks	83	57	83
Subordinated liabilities	238	246	262
Internal funding of trading businesses	7	2	1
Interest payable (1)	1,016	1,260	1,747

Net interest income	4,768	4,533	4,147

2 Non-interest income	Group
	2016	2015	2014
	£m	£m	£m
Fees and commissions receivable
Payment services	613	640	672
Credit and debit card fees	466	430	523
Lending (credit facilities)	517	441	448
Brokerage	94	170	264
Investment management	172	227	303
Trade finance	19	22	10
Other	57	110	119
	1,938	2,040	2,339

Fees and commissions payable	(440)	(509)	(492)

Income from trading activities
Foreign exchange	(154)	88	456
Interest rate	(201)	(111)	(514)
Credit	17	(25)	(31)
Equities and other	—	(3)	4
	(338)	(51)	(85)

Other operating income
Operating lease and other rental income	22	4	6
Changes in the fair value of financial assets and liabilities designated as
at fair value through profit or loss and related derivatives	(4)	34	3
Changes in the fair value of investment properties	1	8	(8)
Profit on sale of securities	19	9	9
Profit on sale of property, plant and equipment	4	4	47
Profit/(loss) on sale of subsidiaries and associates	189	(84)	9
Profit/(loss) on disposal or settlement of loans and receivables	5	(87)	(32)
Dividend income	6	47	233
Share of profits of associated entities	1	—	9
Other income (2)	10	84	397
	253	19	673

Notes:

(1)    Negative interest on loans and advances is classed as interest payable.

(2)    Includes income from activities other than banking.

Notes on the accounts

3 Operating expenses	Group
	2016	2015	2014
	£m	£m	£m
Wages, salaries and other staff costs	732	968	1,129
Social security costs	62	61	76
Pension costs
- defined benefit schemes (see Note 4)	60	239	219
- gains on curtailments or settlements (see Note 4)	—	(57)	—
- defined contribution schemes	24	25	29
Staff costs	878	1,236	1,453

Premises and equipment	273	505	242
Other administrative expenses (1)	4,978	5,545	3,642

Property, plant and equipment, depreciation and write down (see Note 17)	81	377	102
Intangible assets amortisation (see Note 16)	48	67	113
Depreciation and amortisation	129	444	215
Write down of intangible assets (see Note 16)	16	107	—
	6,274	7,837	5,552

Restructuring costs relating to continuing operations included in operating expenses comprise:
	2016	2015	2014
	£m	£m	£m
Staff costs	55	81	17
Premises and depreciation	(3)	523	13
Other (2)	29	112	4
	81	716	34

Notes:

(1)    Includes litigation and conduct costs. Further details are provided in Note 21.

(2)    Includes other administration expenses and write down of intangible assets.

The average number of persons employed in continuing operations, rounded to the nearest hundred, in the Group during the year, excluding temporary staff, was 21,100 (2015 - 26,800, 2014 - 28,100); on the same basis, there were 2,700 people employed in discontinued operations (2015 – 3,000; 2014 – 3,100). The number of people employed by the Group in continued operations at 31 December, excluding temporary staff was as follows:

	2016	2015	2014
UK Personal & Business Banking	11,000	13,300	13,900

Commercial Banking	200	100	100
Private Banking	1,600	1,700	1,800
Commercial & Private Banking	1,800	1,800	1,900

NatWest Markets	200	200	300
Capital Resolution	—	—	300
Central & Other	2,700	11,100	10,900
Total	15,700	26,400	27,300

UK	14,500	16,300	17,300
USA	800	1,000	1,500
Europe	400	500	800
Rest of the World	—	8,600	7,700
Total	15,700	26,400	27,300

There were 2,600 people employed in discontinued operations at 31 December 2016 (2015 – 2,800; 2014 – 3,100).

Notes on the accounts

4 Pensions

The Group sponsors a number of pension schemes in the UK and overseas, including the Main Section of The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation (principally the Pension Schemes Act 1993, the Pensions Act 1995 and the Pensions Act 2004). Under UK legislation a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities. Pension fund trustees are required to: prepare a statement of funding principles; obtain regular actuarial valuations and reports; put in place a recovery plan addressing any funding shortfall; and send regular summary funding statements to members of the scheme.

The Main scheme corporate trustee is RBS Pension Trustee Limited (the Trustee), a wholly owned subsidiary of National Westminster Bank Plc. The Trustee is the legal owner of the Main scheme assets which are held separately from the assets of the Group. The Board of the Trustee comprises four trustee directors nominated by members selected from eligible active staff and pensioner members who apply and six appointed by the Group. The Board is responsible for operating the scheme in line with its formal rules and pensions law. It has a duty to act in the best interests of all scheme members, including pensioners and those who are no longer employed by the Group, but who still have benefits in the scheme.

Similar governance principles apply to the Group’s other pension schemes, although different legislative frameworks apply to the Group’s overseas schemes.

Various changes have been made to the Group’s defined benefit pension schemes to manage pension costs and risks. The Group announced in October 2016 that, following an extensive consultation process that, it would be increasing employee contributions in its UK defined benefit pension schemes by 2% of salary.

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

Interim valuations of the Group’s schemes under IAS 19 ‘Employee Benefits’ were prepared at 31 December with the support of independent actuaries, using the following assumptions:

	Main scheme
	2016	2015
Principal IAS 19 actuarial assumptions	%	%
Discount rate	2.7	3.9
Expected return on plan assets	2.7	3.9
Rate of increase in salaries	1.8	1.8
Rate of increase in pensions in payment	3.0	2.8
Rate of increase in deferred pensions	3.2	3.0
Inflation assumption (RPI)	3.2	3.0

Notes on the accounts

4 Pensions continued

Discount rate

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 94% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations. The weighted average duration of the Main scheme’s defined benefit obligation at 31 December 2016 is 20.9 years (2015 – 19.1 years). Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived.

The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed.

Major classes of plan assets as a percentage of total plan assets	Main scheme
	2016	2015
	%	%
Quoted assets
Quoted equities
- Consumer industry	4.6	5.3
- Manufacturing industry	1.8	3.2
- Energy and utilities	2.7	2.6
- Financial institutions	8.3	5.4
- Technology and telecommunications	2.3	3.4
- Other	0.8	0.9
Private equity	3.4	3.4
Index-linked bonds	31.4	28.2
Government fixed interest bonds	5.9	9.0
Corporate fixed interest bonds	17.9	18.0

Unquoted assets
Corporate and other bonds	1.8	3.3
Hedge funds	0.2	0.2
Real estate	5.2	6.4
Derivatives	10.2	6.4
Cash and other assets	3.4	4.1
Equity exposure of equity futures	(1.8)	(1.4)
Cash exposure of equity futures	1.9	1.6
	100.0	100.0

Notes on the accounts

4 Pensions continued

The assets of the Main scheme, which represent 97% of plan assets at 31 December 2016 (2015 - 95%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including real estate and hedge funds.

The Main scheme employs derivative instruments to achieve a desired asset class exposure or to match assets more closely to liabilities. The value of assets shown reflects the assets owned by the scheme, with any derivative holdings valued on a mark-to-market basis.

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2016			2015
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£m	£m	£m	£m	£m	£m
Inflation rate swaps	11,649	299	549	9,576	76	647
Interest rate swaps	41,463	9,440	5,442	32,622	5,722	3,710
Currency forwards	15,314	191	136	10,247	25	247
Equity and bond call options	2,157	799	1	6,277	744	1
Equity and bond put options	1,860	—	2	6,109	2	12
Other	3,711	1,719	1,816	2,311	1,506	1,479

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints.

Swaps are used to manage interest rate and inflation risk of the liabilities, as well as being used to manage other risks within the Main scheme. They have been executed at prevailing market rates and within standard market bid/offer spreads with a number of counterparty banks, including The Royal Bank of Scotland plc.

At 31 December 2016, the gross notional value of the swaps was £55,874 million (2015 - £44,387 million) and had a net positive fair value of £3,629 million (2015 - £1,444 million). Collateral is required on all swap transactions. The counterparty banks had delivered a net amount of £3,991 million of collateral at 31 December 2016 (2015 - £2,153 million).

The schemes can have exposure to the Group within their investment programmes. At 31 December 2016 the Main scheme’s exposure to the Group was £2,087 million (2015: £1,146 million) which includes indirect exposure to ordinary shares of the Group through index tracking investments, swaps contracts (before allowing for collateral posted against the mark value of the swaps) and cash deposits held with National Westminster Bank Plc.

IAS 19 post-retirement mortality assumptions (Main scheme)	2016	2015
Longevity at age 60 for current pensioners (years)
Males	27.4	27.8
Females	29.1	29.8

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.0	29.1
Females	31.2	31.4

Notes on the accounts

4 Pensions continued

	Group				Bank
Changes in value of net pension liability		Present value	Asset	Net		Present value	Asset	Net
	Fair value	of defined	ceiling/	pension	Fair value	of defined	ceiling/	pension
	of plan	benefit	minimum	liability/	of plan	benefit	minimum	liability/
	assets	obligation	funding (1)	(surplus)	assets	obligation	funding (1)	(surplus)
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	32,132	34,261	1,854	3,983	30,077	31,776	1,739	3,438
Currency translation and other adjustments	(13)	(58)		(45)
Income statement
Net interest expense	1,134	1,220	64	150	1,118	1,157	64	103
Current service cost		297		297		244		244
Less direct contributions from other scheme members		(199)		(199)		(195)		(195)
Past service cost		40		40		28		28
Gains on curtailments or settlement		(57)		(57)		—		—
	1,134	1,301	64	231	1,118	1,234	64	180
Statement of comprehensive income
Return on plan assets above recognised interest income	(427)			427	(415)			415
Experience gains and losses		(276)		(276)		(233)		(233)
Effect of changes in actuarial financial assumptions		(1,246)		(1,246)		(1,124)		(1,124)
Effect of changes in actuarial demographic assumptions		60		60		112		112
Asset ceiling/minimum funding adjustments			1,202	1,202			1,178	1,178
	(427)	(1,462)	1,202	167	(415)	(1,245)	1,178	348

Contributions by employer	807	—		(807)	724	—		(724)
Contributions by plan participants and other
scheme members	201	201		—	195	195		—
Benefits paid	(1,050)	(1,050)		—	(996)	(996)		—
Transfer to disposal groups	(299)	(297)		2	—	—		—
At 1 January 2016	32,485	32,896	3,120	3,531	30,703	30,964	2,981	3,242
Currency translation and other adjustments	422	469		47
Income statement
Net interest expense	1,374	1,249	122	(3)	1,310	1,184	116	(10)
Current service cost		243		243		199		199
Less direct contributions from other scheme members		(171)		(171)		(171)		(171)
Past service cost		28		28		28		28
	1,374	1,349	122	97	1,310	1,240	116	46
Statement of comprehensive income
Return on plan assets above recognised interest income	8,824			(8,824)	8,562			(8,562)
Experience gains and losses		(766)		(766)		(658)		(658)
Effect of changes in actuarial financial assumptions		9,019		9,019		8,804		8,804
Effect of changes in actuarial demographic assumptions		(472)		(472)		(402)		(402)
Asset ceiling/minimum funding adjustments			2,073	2,073			1,876	1,876
	8,824	7,781	2,073	1,030	8,562	7,744	1,876	1,058

Contributions by employer	4,473			(4,473)	4,349			(4,349)
Contributions by plan participants and other
scheme members	174	174		—	169	169		—
Liabilities extinguished upon settlement	—	(20)		(20)	—	—		—
Benefits paid	(1,374)	(1,374)		—	(1,269)	(1,269)		—
Transfer to/from fellow subsidiaries	93	104	—	11	—	—	—	—
Transfer to disposal groups	(1,160)	(1,369)	—	(209)	—	—	—	—
At 31 December 2016	45,311	40,010	5,315	14	43,824	38,848	4,973	(3)

Note:

(1)    In recognising the net surplus or deficit of a pension scheme, the funded status of each scheme is adjusted to reflect any minimum funding requirement imposed on the sponsor and any ceiling on the amount that the sponsor has a right to recover from a scheme.

Notes on the accounts

4 Pensions continued

	Main scheme
Analysis of net pension deficit	2016	2015
	£m	£m
Fund assets at fair value	43,824	30,703
Present value of fund liabilities	38,851	30,966
Funded status	4,973	263
Asset ceiling/minimum funding	(4,973)	2,981
Retirement benefit liability	—	3,244
Minimum funding requirement	—	3,657
Asset ceiling	—	(413)
	—	3,244

	Group		Bank
Net pension deficit comprises	2016	2015	2016	2015
	£m	£m	£m	£m
Net assets surplus of schemes in surplus (included in Prepayments,
accrued income and other assets, Note 18)	(15)	(16)	(15)	—
Net liabilities of schemes in deficit	29	3,547	12	3,242
	14	3,531	(3)	3,242

The income statement charge comprises:
	2016	2015	2014
	£m	£m	£m
Continuing operations	60	182	219
Discontinued operations	37	49	23
	97	231	242

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme).

	2016	2015
	%	%
Active	18.1	17.5
Deferred	45.9	41.9
Pensioner	36.0	40.6
	100.0	100.0

The table below sets out the sensitivities of the present value of defined benefit obligations at 31 December to a separate change in the principal actuarial assumptions:

	Main scheme (decrease)/increase
	in obligation at 31 December
	2016	2015
	£m	£m
0.25% increase in the discount rate	(1,978)	(1,392)
0.25% increase in inflation	1,552	1,106
0.25% additional rate of increase in pensions in payment	1,339	945
Longevity increase of one year	1,522	853

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

Notes on the accounts

4 Pensions continued

	Group					Bank
History of defined benefit schemes	2016	2015	2014	2013	2012	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	45,311	32,485	32,132	26,065	24,078	43,824	30,703	30,077	24,272	22,441
Present value of plan obligations	40,010	32,896	34,261	28,964	29,238	38,848	30,964	31,776	26,955	27,336
Net surplus/(deficit)	5,301	(411)	(2,129)	(2,899)	(5,160)	4,976	(261)	(1,699)	(2,683)	(4,895)

Experience gains/(losses) on plan liabilities	766	276	25	154	(228)	658	233	3	102	(233)
Experience gains/(losses) on plan assets	8,824	(427)	4,848	1,022	374	8,562	(415)	4,629	986	301
Actual return on plan assets	10,198	707	6,055	2,098	1,467	9,872	703	5,766	1,997	1,329
Actual return on plan assets - %	31.4%	2.2%	23.2%	8.7%	6.5%	32.2%	2.3%	23.8%	8.9%	6.3%

Triennial funding valuation

In January 2016, the Group accelerated the settlement of the future contributions agreed with the Trustee as part of the 31 March 2013 triennial valuation of the Main scheme. This amounted to £4.2 billion. At the same time it entered into a Memorandum of Understanding with the Trustee that included advancing the date of the 31 March 2016 triennial funding valuation to 31 December 2015. Consequently, the next triennial valuation does not need to be agreed until 31 March 2020.

In June 2016, the triennial funding valuation of the Main scheme as at 31 December 2015 was agreed.  Using the actuarial assumptions set out in the table below (which are different to the assumptions used to calculate the IAS 19 defined benefit obligation) the pension liabilities calculated at 31 December 2015 totalled £37 billion and the deficit was £5.8 billion, subsequently reduced by the £4.2 billion cash payment in March 2016. Investment returns over the next 10 year period are forecast to absorb the £1.6 billion balance of the deficit. The average cost of the future service of current members has increased from 27% to 35% of basic salary before contributions from those members; it includes the expenses of running the scheme.

The Trustee of the Main scheme is responsible for setting the actuarial assumptions used in the triennial funding valuation having taken advice from the Scheme Actuary. These represent the Trustee’s prudent estimate of the future experience of the Main scheme taking into account the covenant provided by the Group and the investment strategy of the scheme. They are agreed with the Group and documented in the Statement of Funding Principles.

The key assumption methodology used in the 31 December 2015 valuation is set out below. As at that date the funding level disclosed on the assumptions below was 84%. This is before any allowance for the £4.2 billion contribution made in March 2016.

Principal actuarial assumptions for 2015 and 2013 triennial valuations

Discount rate	Fixed interest swap yield curve plus 1.5% per annum at all durations
Inflation assumption	Retail price index (RPI) swap yield curve
Rate of increase in pensions in payment	(RPI floor 0%, cap 5%): Limited price indexation (LPI) (0,5) swap yield curve
Post retirement mortality assumptions:		2015	2013
Longevity at age 60 for current pensioners (years)	Male Female	28.4 30.2	28.8 30.8
Longevity at age 60 for future pensioners currently aged 40 (years)	Male Female	29.9 32.4	30.7 32.9

Notes on the accounts

5 Auditor’s remuneration

On 24 March 2016 Deloitte LLP (Deloitte) resigned as the Group’s auditors and at the general meeting on 4 May 2016 the shareholder approved the appointment of Ernst & Young LLP (EY) as the Group’s auditor at the Annual General Meeting for the audit of the 2016 annual accounts. Amounts paid to the Group's auditors for statutory audit and other services are set out below:

	Group
Deloitte(1)	2016	2015
	£m	£m
Fees payable for the audit of the Group’s annual accounts	—	1.2
Fees payable to the auditor and its associates for other services to the Group
- the audit of the Bank's subsidiaries pursuant to legislation	—	1.4
Total audit	—	2.6
Other assurance services (2)	—	0.1
Total	—	2.7

Notes:

(1) Includes fees for the period Deloitte were principal Group auditor (2016: 1 January 2016 until effective resignation on 24 March 2016; 2015: 1 January 2015 - 31 December 2015)

(2) Comprises fees of £0.1 million in respect of Ulster Bank Limited relating to pension schemes and the customer charter.

	Group
EY(1)	2016	2015
	£m	£m
Fees payable for the audit of the Group’s annual accounts	1.2	—
Fees payable to the auditor and its associates for other services to the Group
- the audit of the Bank's subsidiaries pursuant to legislation	1.5	—
Total audit and audit-related assurance service fees	2.7	—

Note:
(1) Includes fees for the period EY 1 January 2016 to 31 December 2016

Fees payable to the auditor for non-audit services are disclosed in the consolidated financial statements of The Royal Bank of Scotland Group plc.

Notes on the accounts

6 Tax	Group
	2016	2015	2014
	£m	£m	£m
Current tax
(Charge)/credit for the year	(646)	(47)	39
(Under)/over provision in respect of prior years	(76)	20	(64)
	(722)	(27)	(25)
Deferred tax
Credit/(charge) for the year	35	(287)	(276)
Reduction in the carrying value of deferred tax assets	(17)	—	(775)
(Under)/over provision in respect of prior years	(2)	25	78
Tax (charge)/credit for the year	(706)	(289)	(998)

The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard rate of UK corporation tax of 20% (2015 - 20.25%; 2014 – 21.50%) as follows:

	2016	2015	2014
	£m	£m	£m
Expected tax credit/(charge)	45	355	(194)
Losses and temporary differences in year where no deferred tax asset recognised	(696)	(933)	(4)
Foreign profits taxed at other rates	344	431	(29)
UK tax rate change impact (1)	(27)	(51)	—
Non-deductible goodwill impairment	—	(25)	—
Items not allowed for tax
- losses on disposal and write-downs	(14)	(1)	(4)
- UK bank levy	—	(3)	—
- regulatory and legal actions	(119)	(106)	(4)
- other disallowable items	(45)	(45)	(72)
Non-taxable items	65	39	65
Taxable foreign exchange movements	(6)	4	2
Losses brought forward and utilised	5	1	3
Reduction in carrying value of deferred tax asset in respect of:
- UK losses	(17)	—	—
- US losses and temporary differences	—	—	(775)
Banking surcharge	(163)	—	—
Adjustments in respect of prior years	(78)	45	14
Actual tax charge	(706)	(289)	(998)

Note:

(1)   In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 20% with effect from 1 April 2015, 19% from 1 April 2017, and 17% from 1 April 2020. The Finance (No 2) Act 2015 restricts the rate at which tax losses are given credit in future periods to the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by this Act. Deferred tax assets and liabilities at 31 December 2016 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

7 Profit/(loss) dealt with in the accounts of the Bank

As permitted by section 408(3) of the Companies Act 2006, no income statement for the Bank has been presented as a primary financial statement. Of the loss attributable to ordinary shareholders, £3,466 million profit (2015 - £1,422 million loss; 2014 - £2,416 million profit) has been dealt with in the accounts of the Bank.

Notes on the accounts

8 Financial instruments - classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown within other assets and other liabilities.

Assets	Group
		Designated				Total
		as at fair value
	Held-for-	through profit	Available-	Loans and	Other
	trading	or loss	for-sale	receivables	assets
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	—	2,567		2,567
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	7,815	340	—	86,531		94,686
- reverse repos	774	—	—	—		774
- other (1)	—	—	—	1,692		1,692
Loans and advances to customers
- amounts due from fellow subsidiaries	3,170	—	—	53		3,223
- reverse repos	7,476	—	—	—		7,476
- other	459	—	—	165,907		166,366
Debt securities (2)	4,102	—	361	—		4,463
Equity shares	7	44	36	—		87
Settlement balances	—		—	1,693		1,693
Derivatives
- amounts due from holding company and fellow subsidiaries	2,929					2,929
- other	975					975
Assets of disposal groups					24,976	24,976
Other assets	—	—	—	—	4,569	4,569
31 December 2016	27,707	384	397	258,443	29,545	316,476

Cash and balances at central banks	—	—	—	1,690		1,690
Loans and advances to banks
- amounts due from holding company and fellow subsidiaries	4,659	1,150	—	93,594		99,403
- reverse repos	157	—	—	—		157
- other (1)	—	—	—	3,718		3,718
Loans and advances to customers
- amounts due from fellow subsidiaries	402	—	—	167		569
- reverse repos	10,524	—	—	—		10,524
- other	174	—	—	165,565		165,739
Debt securities (2)	5,310	—	1,894	—		7,204
Equity shares	2	33	682	—		717
Settlement balances	—		—	2,138		2,138
Derivatives
- amounts due from holding company and fellow subsidiaries	1,724					1,724
- other	889					889
Assets of disposal groups					3,311	3,311
Other assets	—	—	—	—	4,647	4,647
31 December 2015	23,841	1,183	2,576	266,872	7,958	302,430

For the notes to this table refer to page 158.

Notes on the accounts

8 Financial instruments - classification continued

	Group
Liabilities		Designated			Total
		as at fair value
	Held-for-	through profit	Amortised	Other
	trading	or loss	cost	liabilities
	£m	£m	£m	£m	£m
Deposits by banks
- amounts due to holding company and fellow subsidiaries	2,146	—	12,699		14,845
- repos	1,744	—	—		1,744
- other (3)	1	—	3,455		3,456
Customer accounts
- amounts due to fellow subsidiaries	8	—	4,851		4,859
- repos	11,312	—	—		11,312
- other (4)	10	431	217,327		217,768
Debt securities in issue (5)	—	—	301		301
Settlement balances	—	—	1,753		1,753
Short positions	4,591	—	—		4,591
Derivatives
- amounts due to holding company	4,294				4,294
- other	360				360
Subordinated liabilities
- amounts due to holding company	—	—	5,806		5,806
- other	—	—	1,489		1,489
Liabilities of disposal groups				19,313	19,313
Other liabilities			757	7,828	8,585
31 December 2016	24,466	431	248,438	27,141	300,476

Deposits by banks
- amounts due to holding company and fellow subsidiaries	3,508	—	14,101		17,609
- repos	3,476	—	—		3,476
- other (3)	33	—	3,473		3,506
Customer accounts
- amounts due to fellow subsidiaries	—	—	7,752		7,752
- repos	6,978	—	—		6,978
- other (4)	20	2,231	214,680		216,931
Debt securities in issue (5)	—	—	1,473		1,473
Settlement balances	—	—	2,461		2,461
Short positions	3,577	—	—		3,577
Derivatives
- amounts due to holding company	2,291				2,291
- other	379				379
Subordinated liabilities
- amounts due to holding company	—	—	5,621		5,621
- other	—	—	1,395		1,395
Liabilities of disposal groups				2,724	2,724
Other liabilities			690	10,400	11,090
31 December 2015	20,262	2,231	251,646	13,124	287,263

For the notes to this table refer to page 158.

Notes on the accounts

8 Financial instruments - classification continued

The above includes amounts due from/to:
	Group
	2016		2015
	Holding	Fellow	Holding	Fellow
	company	subsidiaries	company	subsidiaries
	£m	£m	£m	£m
Assets
Loans and advances to banks	94,578	108	92,367	7,036
Derivatives	2,929	—	1,712	12

Liabilities
Deposits by banks	14,337	508	13,701	3,908

Notes:

(1)    Includes items in the course of collection from other banks of £559 million (2015 - £705 million).

(2)    Debt securities balances with Group companies are shown on pages 98 and 99.

(3)    Includes items in the course of transmission to other banks of £211 million (2015 - £237 million).

(4)    The carrying amount of other customer accounts designated as at fair value through profit or loss is £54 million (2015 - £268 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Measured as the change in fair value from movements in the period in the credit risk premium payable.

(5)    Comprises bonds and medium term notes of £301 million (2015 - £1,472 million) and certificates of deposit and other commercial paper of nil (2015 - £1 million).

Amounts relating to continuing operations included in operating (loss)/profit before tax:
	Group
	2016	2015	2014
	£m	£m	£m
(Losses)/gains on financial assets/liabilities designated as at fair value through profit or loss	(4)	34	2
Gains/(losses) on disposal or settlement of loans and receivables	5	(87)	(32)

Amounts included in profit from discontinued operations, net of tax, were nil (2015 - £43 million gain, 2014 - £18 million gain) in relation to financial assets/liabilities as at fair value through profit or loss; and £5 million gain (2015 - £72 million loss, 2014 - £53 million loss) in relation to disposal or settlement of loans and receivables.

Notes on the accounts

8 Financial instruments - classification continued

	Bank
Assets		Designated				Total
		as at fair value
	Held-for-	through profit	Available-	Loans and	Other
	trading	or loss	for-sale	receivables	assets
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	—	1,198		1,198
Loans and advances to banks
- amounts due from holding company and subsidiaries	19	311	—	63,097		63,427
- other (1)	—	—	—	1,176		1,176
Loans and advances to customers
- amounts due from subsidiaries	—	—	—	65		65
- other	119	—	—	149,963		150,082
Equity shares	7	—	4	—		11
Investment in group undertakings	—	—	—	—	6,931	6,931
Settlement balances	—		—	119		119
Derivatives
- amounts due from holding company and fellow subsidiaries	2,167					2,167
- other	915					915
Other assets	—	—	—	—	2,830	2,830
31 December 2016	3,227	311	4	215,618	9,761	228,921

Cash and balances at central banks	—	—	—	819		819
Loans and advances to banks
- amounts due from holding company and subsidiaries	24	1,075	—	71,128		72,227
- other (1)	—	—	—	1,022		1,022
Loans and advances to customers
- amounts due from subsidiaries	—	—	—	132		132
- other	139	—	—	134,112		134,251
Equity shares	—	—	4	—		4
Investment in group undertakings	—	—	—	—	6,554	6,554
Settlement balances	—		—	47		47
Derivatives
- amounts due from holding company and fellow subsidiaries	1,326					1,326
- other	760					760
Other assets	—	—	—	—	3,250	3,250
31 December 2015	2,249	1,075	4	207,260	9,804	220,392

For the notes to this table refer to page 160.

Notes on the accounts

8 Financial instruments - classification continued

	Bank
Liabilities		Designated			Total
		as at fair value
	Held-for-	through profit	Amortised	Other
	trading	or loss	cost	liabilities
	£m	£m	£m	£m	£m
Deposits by banks
- amounts due to holding company and subsidiaries	476	—	5,297	—	5,773
- other (3)	1	—	3,434	—	3,435
Customer accounts
- amounts due to fellow subsidiaries	—	—	4,829	—	4,829
- other (4)	10	311	187,340	—	187,661
Settlement balances	—	—	86	—	86
Derivatives
- amounts due to holding company and subsidiaries	3,604	—	—	—	3,604
- other	334	—	—	—	334
Subordinated liabilities
- amounts due to holding company	—	—	4,409	—	4,409
- other	—	—	1,481	—	1,481
Other liabilities	—	—	—	2,012	2,012
31 December 2016	4,425	311	206,876	2,012	213,624

Deposits by banks
- amounts due to holding company and subsidiaries	1,117	—	7,093	—	8,210
- other (3)	2	—	2,724	—	2,726
Customer accounts
- amounts due to fellow subsidiaries	—	—	8,718	—	8,718
- other (4)	20	1,075	175,326	—	176,421
Settlement balances	—	—	53	—	53
Derivatives
- amounts due to holding company	1,993	—	—	—	1,993
- other	302	—	—	—	302
Subordinated liabilities
- amounts due to holding company	—	—	4,413	—	4,413
- other	—	—	1,328	—	1,328
Other liabilities	—	—	—	4,946	4,946
31 December 2015	3,434	1,075	199,655	4,946	209,110

The above includes amounts due from/to:
	Bank
	2016			2015
	Holding	Fellow		Holding	Fellow
	company	subsidiaries	Subsidiaries	company	subsidiaries	Subsidiaries
	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	63,357	6	64	70,568	1,606	53
Loans and advances to customers	—	45	20	—	99	33
Derivatives	2,167	—	—	1,314	12	—

Liabilities
Deposits by banks	5,061	506	206	5,833	1,258	1,119
Derivatives	3,604	—	—	1,993	—	—

Notes:

(1)    Includes items in the course of collection from other banks of £531 million (2015 - £643 million).

(2)    Debt securities balances with Group companies are shown on pages 98 and 99.

(3)    Includes items in the course of transmission to other banks of £204 million (2015 - £228 million).

(4)    The carrying amount of other customer accounts designated as at fair value through the profit or loss is £57 million (2015 - £217 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Measured as the change in fair value from movements in the period in the credit risk premium payable.

Notes on the accounts

8 Financial instruments – classification continued

The tables below present information on financial assets and liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements, together with financial collateral received or given.

	Offsetable instruments			Offsetable potential not recognised by IFRS
				Effect of			Net amount
2016				master netting		Other	after the effect of
		IFRS		agreement and similar	Cash	financial	netting arrangements
	Gross	offset	Balance sheet	agreements	collateral	collateral	and related collateral
	£m	£m	£m	£m	£m	£m	£m
Assets
Derivatives	3,585	—	3,585	(2,318)	(9)	(97)	1,161
Reverse repurchase agreements	22,725	(14,475)	8,250	(614)	—	(7,555)	81
Settlement balances	1,505	(1,505)	—	—	—	—	—
	27,815	(15,980)	11,835	(2,932)	(9)	(7,652)	1,242

Liabilities
Derivatives	4,095	—	4,095	(2,318)	(8)	—	1,769
Repurchase agreements	27,531	(14,475)	13,056	(614)	—	(12,442)	—
Settlement balances	1,649	(1,505)	144	—	—	—	144
	33,275	(15,980)	17,295	(2,932)	(8)	(12,442)	1,913

2015
Assets
Derivatives	2,362	—	2,362	(1,486)	(19)	(71)	786
Reverse repurchase agreements	24,668	(13,987)	10,681	(449)	—	(10,107)	125
Settlement balances	1,083	(1,057)	26	(26)	—	—	—
	28,113	(15,044)	13,069	(1,961)	(19)	(10,178)	911

Liabilities
Derivatives	2,799	—	2,799	(1,486)	—	(2)	1,311
Repurchase agreements	24,442	(13,987)	10,455	(449)	—	(10,006)	—
Settlement balances	1,679	(1,057)	622	(26)	—	—	596
	28,920	(15,044)	13,876	(1,961)	—	(10,008)	1,907

Note:

(1)    The effect of master netting agreements on derivatives within the Bank was £2,120 million (2015 - £1,343 million).

Reclassification of financial instruments

The balance sheet includes no assets that have been reclassified, in accordance with IAS 39.

Notes on the accounts

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

Governance framework

IPV takes place at least each month end date, for exposures in the trading book and at least quarterly for exposures in the banking book. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

The Modelled Product Review Committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure being reviewed by the RBS Group Pricing Model Risk team. The Valuation Committee is made up of valuation specialists and senior business representatives from various functions and oversee pricing, reserving and valuations issues as relevant to businesses within the RBS Group. This committee meets monthly to review and ratify any methodology changes. The Executive Valuation Committee meets quarterly to address key material and subjective valuation issues, to review items escalated by the Valuation Committees and to discuss other relevant matters including prudential valuation.

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

Notes on the accounts

9 Financial instruments - valuation continued

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

•         Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services. For counterparty credit spreads, adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).

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

Consensus pricing

The Group uses consensus prices for the IPV of some instruments. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. NatWest Markets contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services are used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available. Data from consensus services are subject to the same level of quality review as other inputs used for IPV process.

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

Notes on the accounts

9 Financial instruments - valuation continued

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

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures. CVA is actively managed by a credit and market risk hedging process, and therefore movements in CVA are partially offset by trading revenue on the hedges. The CVA reserve at 31 December 2016 was £26 million (2015 - £49 million).

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

Notes on the accounts

9 Financial instruments – valuation continued

Valuation hierarchy
The following tables show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2016				2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances	—	19.6	0.4	20.0	—	16.8	0.3	17.1
Debt securities	4.2	0.3	—	4.5	6.7	0.5	—	7.2
- of which AFS	0.3	0.1	—	0.4	1.9	—	—	1.9
Equity shares	—	0.1	—	0.1	—	—	0.7	0.7
- of which AFS	—	—	—	—	—	—	0.7	0.7
Derivatives	—	3.9	—	3.9	—	2.6	—	2.6
	4.2	23.9	0.4	28.5	6.7	19.9	1.0	27.6

Proportion	14.7%	83.9%	1.4%	100%	24.3%	72.1%	3.6%	100%

Liabilities
Deposits	—	15.7	—	15.7	—	16.0	0.2	16.2
Short positions	4.6	—	—	4.6	3.5	0.1	—	3.6
Derivatives	—	4.6	—	4.6	—	2.6	0.1	2.7
	4.6	20.3	—	24.9	3.5	18.7	0.3	22.5

Proportion	18.5%	81.5%	—	100%	15.6%	83.1%	1.3%	100%

Notes:

(1)    Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain US agency securities.

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

Level 2 instruments included non-G10 government securities, most government agency securities, certain mortgage products, most bank loans, repos and reverse repos, less liquid listed equities and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently, certain mortgage loans, unlisted equity shares, certain mortgage-backed products and less liquid debt securities, and OTC derivatives where valuation depends upon unobservable inputs. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

 (2)   Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

(3)    For an analysis of debt securities (by issuer and measurement classification) and derivatives (by type of contract) refer to Capital and risk management - Balance sheet analysis – Debt Securities and Derivatives respectively.

(4)    The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in Level 2 or Level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

Level 3 balances at 31 December 2016 comprised loans and advances of £0.4 billion with sensitivity of +£40 million / -£30 million, valued using traded price with a range of 85% to 95%.

Notes on the accounts

9 Financial instruments – valuation continued

Fair value of financial instruments not carried at fair value
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Group						Bank
	Items where					Items where
	fair value					fair value
	approximates	Carrying	Fair	Fair value hierarchy level		approximates	Carrying	Fair	Fair value hierarchy level
	carrying value	value	value	Level 2	Level 3	carrying value	value	value	Level 2	Level 3
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	2.6	—	—	—	—	1.2
Loans and advances to banks	0.6	87.6	88.1	3.6	84.5	0.5	63.8	64.2	3.3	60.9
Loans and advances to customers		166.0	166.0	0.9	165.1		150.0	150.0	—	150.0
Settlement balances	1.7					0.1

Financial liabilities
Deposits by banks	5.1	11.1	12.1	0.9	11.2	4.5	4.2	5.2	—	5.2
Customer accounts	197.3	24.9	24.9	5.7	19.2	180.1	12.1	12.1	5.7	6.4
Debt securities in issue		0.3	0.3	—	0.3		—	—	—	—
Settlement balances	1.8					0.1
Notes in circulation (1)	0.8					—
Subordinated liabilities		7.3	7.0	1.6	5.4		5.9	5.7	1.3	4.4

2015
Financial assets
Cash and balances at central banks	1.7					0.8
Loans and advances to banks	1.5	95.9	96.1	7.9	88.2	0.8	71.5	71.7	5.8	65.9
Loans and advances to customers		165.7	163.3	0.2	163.1		134.2	133.6	—	133.6
Settlement balances	2.1					—

Financial liabilities
Deposits by banks	5.8	11.7	11.8	0.4	11.4	5.9	3.9	4.2	0.1	4.1
Customer accounts	168.8	53.6	53.7	18.5	35.2	146.6	37.5	37.5	18.5	19.0
Debt securities in issue		1.5	1.2	—	1.2		—	—	—	—
Settlement balances	2.5					0.1
Notes in circulation (1)	0.7					—
Subordinated liabilities		7.0	6.9	1.3	5.6		5.7	5.7	1.3	4.4

Note:

(1)    Included in Accruals and other liabilities.

Notes on the accounts

9 Financial instruments – valuation continued

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

Loans and advances to banks and customers

In estimating the fair value of loans and advances to banks and customers measured at amortised cost, the Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value:

(a)  Contractual cash flows are discounted using a market discount rate that incorporates the current spread for the borrower or where this is not observable, the spread for borrowers of a similar credit standing. This method is used for portfolios where counterparties have external ratings: institutional and corporate lending in NatWest Markets.

(b)  Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK PBB, UBIH, Commercial Banking (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

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

Notes on the accounts

10 Financial instruments - maturity analysis
Remaining maturity
The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	Group
	2016			2015
	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	2,567	—	2,567	1,690	—	1,690
Loans and advances to banks	86,817	10,335	97,152	89,095	14,183	103,278
Loans and advances to customers	43,619	133,446	177,065	44,353	132,479	176,832
Debt securities	703	3,760	4,463	2,233	4,971	7,204
Equity shares	—	87	87	—	717	717
Settlement balances	1,693	—	1,693	2,138	—	2,138
Derivatives	597	3,307	3,904	293	2,320	2,613

Liabilities
Deposits by banks	15,792	4,253	20,045	20,843	3,748	24,591
Customer accounts	229,135	4,804	233,939	220,674	10,987	231,661
Debt securities in issue	—	301	301	1	1,472	1,473
Settlement balances and short positions	2,284	4,060	6,344	2,928	3,110	6,038
Derivatives	506	4,148	4,654	270	2,400	2,670
Subordinated liabilities	369	6,926	7,295	28	6,988	7,016

	Bank
	2016			2015
	Less than	More than	Total	Less than	More than	Total
	12 months	12 months		12 months	12 months
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	1,198	—	1,198	819	—	819
Loans and advances to banks	60,767	3,836	64,603	65,848	7,401	73,249
Loans and advances to customers	26,718	123,429	150,147	26,827	107,556	134,383
Equity shares	—	11	11	—	4	4
Settlement balances	119	—	119	47	—	47
Derivatives	436	2,646	3,082	175	1,911	2,086

Liabilities
Deposits by banks	7,620	1,588	9,208	9,287	1,649	10,936
Customer accounts	187,750	4,740	192,490	175,282	9,857	185,139
Settlement balances and short positions	86	—	86	53	—	53
Derivatives	429	3,509	3,938	194	2,101	2,295
Subordinated liabilities	25	5,865	5,890	28	5,713	5,741

Notes on the accounts

10 Financial instruments - maturity analysis continued

On balance sheet liabilities

The following table shows, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2016	£m	£m	£m	£m	£m	£m
Deposits by banks	10,707	1,205	2,200	1,298	692	93
Customer accounts	218,100	1,196	733	487	1,084	1,498
Debt securities in issue	—	—	—	—	—	301
Subordinated liabilities	50	529	1,902	821	2,991	1,343
Settlement balances and other liabilities	2,510	—	—	—	—	—
	231,367	2,930	4,835	2,606	4,767	3,235

Guarantees and commitments notional amount
Guarantees (1)	869	—	—	—	—	—
Commitments (2)	55,127	—	—	—	—	—
	55,996	—	—	—	—	—

2015
Deposits by banks	12,041	1,706	1,387	1,498	909	—
Customer accounts	212,740	3,937	2,375	1,269	2,437	3,286
Debt securities in issue	30	84	198	167	315	357
Subordinated liabilities	52	192	2,750	1,859	1,310	1,357
Settlement balances and other liabilities	3,151	—	—	—	—	—
	228,014	5,919	6,710	4,793	4,972	5,001

Guarantees and commitments notional amount
Guarantees (1)	1,050	—	—	—	—	—
Commitments (2)	49,325	—	—	—	—	—
	50,375	—	—	—	—	—

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

Notes on the accounts

10 Financial instruments - maturity analysis continued
	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2016	£m	£m	£m	£m	£m	£m
Deposits by banks	7,092	56	665	512	406	-
Customer accounts	188,431	837	632	487	1,084	1,498
Subordinated liabilities	49	183	1,465	666	2,701	1,337
Settlement balances	86	—	—	—	—	—
	195,658	1,076	2,762	1,665	4,191	2,835

Guarantees and commitments notional amount
Guarantees	648	—	—	—	—	—
Commitments	48,121	—	—	—	—	—
	48,769	—	—	—	—	—

2015
Deposits by banks	8,089	76	94	726	837	—
Customer accounts	176,417	1,757	1,469	1,115	2,437	3,286
Subordinated liabilities	49	185	2,439	1,345	961	1,283
Settlement balances	53	—	—	—	—	—
	184,608	2,018	4,002	3,186	4,235	4,569

Guarantees and commitments notional amount
Guarantees	594	—	—	—	—	—
Commitments	43,411	—	—	—	—	—
	44,005	—	—	—	—	—

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

Held-for-trading liabilities amounting to £24.5 billion (2015 - £20.3 billion) for the Group and £4.4 billion (2015 - £3.4 billion) for the Bank have been excluded from the tables.

Notes on the accounts

11 Financial assets - impairments
The following table shows the movement in the provision for impairment losses on loans and advances.

	Group
	Individually	Collectively	Latent		2015
	assessed	assessed		2016
	£m	£m	£m	£m	£m
At 1 January	1,667	3,235	433	5,335	13,908
Transfers to disposal groups	(69)	(1,054)	(77)	(1,200)	(20)
Currency translation and other adjustments	116	221	31	368	(542)
Transfers from fellow subsidiaries	—	—	—	—	10
Amounts written-off	(1,519)	(1,427)	—	(2,946)	(7,276)
Recoveries of amounts previously written-off	33	28	—	61	82
Charge/(release) to income statement
- from continuing operations	36	92	3	131	(54)
- from discontinued operations	(8)	99	(203)	(112)	(677)
Unwind of discount (recognised in interest income)
- from continuing operations	(6)	(31)	—	(37)	(50)
- from discontinued operations	(1)	(36)	—	(37)	(46)
At 31 December	249	1,127	187	1,563	5,335

	Bank
	Individually	Collectively	Latent		2015
	assessed	assessed		2016
	£m	£m	£m	£m	£m
At 1 January	229	1,307	156	1,692	2,530
Currency translation and other adjustments	(5)	7	—	2	—
Amounts written-off	(63)	(405)	—	(468)	(813)
Recoveries of amounts previously written-off	6	20	—	26	34
Charge/(release) to income statement	39	105	11	155	(12)
Unwind of discount (recognised in interest income)	(5)	(30)	—	(35)	(47)
At 31 December	201	1,004	167	1,372	1,692

	Group
Impairment charge/(release) to the income statement	2016	2015	2014
	£m	£m	£m
Loans and advances to customers	131	(54)	130
	131	(54)	130

Debt securities	—	2	(2)
Charge/(release) to the income statement for continuing operations	131	(52)	128

The release to the income statement in relation to discontinued operations was £112 million (2015 - £677 million: 2014 - £1,377 million)

	Group
	2016	2015	2014
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of the impaired loans
Domestic	161	202	237
Foreign	1	1	—
Total	162	203	237

The gross income not recognised but which would have been recognised under the original terms of the impaired loans within discontinued operations £68 million (2015 - £59 million: 2014 - £78 million).

Notes on the accounts

11 Financial assets – impairments continued

	Group
	2016	2015	2014
	£m	£m	£m
Interest on impaired loans included in net interest income
Domestic	38	51	66
Total	38	51	66

Interest on impaired loans included in net interest income for discontinued operations £37 million (2015 - £46 million: 2014 - £91 million)

The following tables analyse impaired financial assets.
	Group
	2016			2015
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to customers (1)	1,961	1,376	585	7,630	4,903	2,727

	Group
	Carrying	Carrying
	value	value
	2016	2015
	£m	£m
Available-for-sale securities
Equity shares	1	5

	Bank
	2016			2015
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to banks	—	—	—	—	—	—
Loans and advances to customers (2)	1,689	1,205	484	2,168	1,536	632
	1,689	1,205	484	2,168	1,536	632

Notes:

(1)    Impairment provisions individually assessed on balances of £535 million (2015 - £2,203 million).

(2)    Impairment provisions individually assessed on balances of £425 million (2015 - £540 million).

Financial and non-financial assets recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements, were £21 million (2015 - £23 million) for the Group and £21 million (2015 - £23 million) for the Bank.

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

The following table shows the notional amount and fair value of the Group’s derivatives.

	Group
	2016			2015
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	15	420	365	14	193	205
Currency swaps	4	238	279	3	96	179
Options purchased	1	55	—	1	31	—
Options written	1	—	55	1	—	30

Interest rate contracts
Interest rate swaps	91	3,026	3,918	79	2,088	2,190
Options purchased	4	72	—	4	100	—
Options written	4	—	37	4	—	66
Futures and forwards	6	—	—	5	—	—

Equity and commodity contracts	1	93	—	1	105	—
		3,904	4,654		2,613	2,670

Amounts above include:
Due from/to holding company		2,929	4,294		1,712	2,291
Due from/to fellow subsidiaries		—	—		12	—

	Bank
	2016			2015
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	13	371	343	11	155	169
Currency swaps	3	151	151	1	36	70
Options purchased	1	55	—	1	31	—
Options written	1	—	55	1	—	30

Interest rate contracts
Interest rate swaps	45	2,433	3,352	44	1,756	1,965
Options purchased	4	72	—	4	96	—
Options written	4	—	37	4	—	61
Futures and forwards	—	—	—	1	—	—

Equity and commodity contracts	—	—	—	—	12	—
		3,082	3,938		2,086	2,295

Amounts above include:
Due from/to holding company		2,167	3,604		1,314	1,993
Due from/to fellow subsidiaries		—	—		12	—

Notes on the accounts

13 Debt securities
	Group
	Central and local		Banks	Other	Corporate	Total
	Government			financial			Of which
	US	Other		institutions			ABS (1)
2016	£m	£m	£m	£m	£m	£m	£m
Held-for-trading	3,564	—	98	439	1	4,102	9
Available-for-sale	—	27	334	—	—	361	84
	3,564	27	432	439	1	4,463	93

Available-for-sale
Gross unrealised gains	—	—	1	—	—	1	1

2015
Held-for-trading	4,391	—	65	822	32	5,310	1
Available-for-sale	—	1,523	5	366	—	1,894	—
Loans and receivables	—	—	—	—	—	—	—
	4,391	1,523	70	1,188	32	7,204	1

Available-for-sale
Gross unrealised gains	—	1	—	4	—	5	—

Notes:

(1)    Includes covered bonds. 2015 included asset-backed securities issued by US federal agencies and government sponsored entities and covered bonds.

(2)    There are no UK central 2015 and local government debt securities.

The following table analyses the Group's available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield
2016	£m	%	£m	%	£m	%
Central and local governments
- Other	24	—	3	0.9	27	0.1
Banks	275	0.1	59	0.6	334	0.1
Other financial institutions	—	—	—	—	—	—
	299	—	62	0.6	361	0.1

2015
Central and local governments
- Other	1,087	1.2	436	2.4	1,523	1.6
Banks	5	0.7	—	—	5	0.7
Other financial institutions	244	3.1	122	2.3	366	2.9
	1,336	1.6	558	2.3	1,894	1.8

Note:

(1)    There are no balances with a maturity of after 5 but within 10 years and after 10 years.

Notes on the accounts

14 Equity shares
	Group
	2016			2015
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	—	7	7	1	1	2
Designated as at fair value through profit or loss	3	40	43	—	33	33
Available-for-sale	5	32	37	3	679	682
	8	79	87	4	713	717

Available-for-sale
Gross unrealised gains	3	3	6	1	7	8
Gross unrealised losses	—	—	—	—	(3)	(3)

	Bank
	2016			2015
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	—	7	7	—	—	—
Available-for-sale	—	4	4	—	4	4
	—	11	11	—	4	4

Gross unrealised gains	—	1	1	—	—	—

Gross gains of £26 million (2015 - £9 million) and gross losses of £7 million (2015 - nil) were realised on the sale of available-for-sale equity shares. There were no gains or losses in discontinued operations. Dividend income from available-for-sale equity shares in continuing operations was £6 million (2015 - £47 million) and in discontinued operations was £2 million (2015 - £2 million). Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include investments in fellow subsidiaries of nil (2015 - £634 million). Disposals generated no gains or losses in 2016 or 2015.

15 Investments in Group undertakings
Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2016	2015
	£m	£m
At 1 January	6,554	7,866
Currency translation and other adjustments	(3)	5
Additional investments in Group undertakings	—	700
Acquisitions	307	—
Disposals	—	(16)
Write back/(impairment) of investments	73	(2,001)
At 31 December	6,931	6,554

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

Full information on all related undertakings is included in Note 42.

Notes on the accounts

16 Intangible assets
	Group
	2016				2015
	Goodwill	Other (1)	Total	Goodwill	Other(1)	Total
	£m	£m	£m	£m	£m	£m
Cost
At 1 January	446	1,456	1,902	647	1,658	2,305
Transfers to disposal groups	(6)	(56)	(62)	(186)	(154)	(340)
Transfers (to)/from holding company and fellow subsidiaries	—	(2)	(2)	—	(24)	(24)
Additions	—	6	6	—	—	—
Currency translation and other adjustments	70	86	156	(15)	(5)	(20)
Disposals and write-off of fully amortised assets	—	(185)	(185)	—	(19)	(19)
At 31 December	510	1,305	1,815	446	1,456	1,902

Accumulated amortisation and impairment
At 1 January	446	939	1,385	473	984	1,457
Transfer to disposal groups	(6)	(56)	(62)	—	(153)	(153)
Transfers (to)/from holding company and fellow subsidiaries	—	(26)	(26)	—	(41)	(41)
Currency translation and other adjustments	70	82	152	(27)	(9)	(36)
Disposals and write-off of fully amortised assets	—	(182)	(182)	—	(16)	(16)
Charge for the year - continuing operations	—	48	48	—	67	67
Write down of other intangible assets - continuing operations	—	16	16	—	107	107
At 31 December	510	821	1,331	446	939	1,385

Net book value at 31 December	—	484	484	—	517	517

Note:

(1)    Principally internally generated software.

	Bank
Internally generated software	2016	2015
	£m	£m
Cost
At 1 January	1,237	1,262
Transfers (to)/from holding company and fellow subsidiaries	(2)	(25)
At 31 December	1,235	1,237

Accumulated amortisation
At 1 January	739	732
Transfers (to)/from holding company and fellow subsidiaries	(26)	(42)
Charge for the year	45	49
At 31 December	758	739

Net book value at 31 December	477	498

The carrying value of the Group’s goodwill of £174 million as at 1 January 2015 related to the investment by Private Banking in Bank Von Ernst. This business was transferred to disposal groups in March 2015.

The analysis of goodwill by operating segment is shown in Note 35.

Notes on the accounts

17 Property, plant and equipment
	Group
			Long	Short	Computers
	Investment	Freehold	leasehold	leasehold	and other
	properties	premises	premises	premises	equipment	Total
2016	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	27	1,334	98	587	405	2,451
Transfers to disposal groups	—	(55)	(12)	(55)	(54)	(176)
Currency translation and other adjustments	35	83	2	55	70	245
Purchase of Nordisk properties from holding company	1,005	—	—	—	—	1,005
Transfers from/(to) holding company and fellow subsidiaries	—	197	—	(18)	(30)	149
Additions	3	19	3	11	52	88
Change in fair value of investment properties - continuing operations	2	—	—	—	—	2
Disposals and write-off of fully depreciated assets	(32)	(26)	(6)	(49)	(23)	(136)
At 31 December	1,040	1,552	85	531	420	3,628

Accumulated impairment, depreciation and amortisation
At 1 January	—	716	40	392	272	1,420
Transfers to disposal groups	—	(23)	(8)	(33)	(45)	(109)
Currency translation and other adjustments	—	28	1	37	102	168
Transfers from/(to) holding company and fellow subsidiaries	—	9	—	(8)	(24)	(23)
Disposals and write-off of fully depreciated assets	—	(16)	(3)	(38)	(20)	(77)
Charge for the year
- from continuing operations	—	31	2	36	12	81
- from discontinued operations	—	—	—	4	2	6
Write down of property, plant and equipment
- from discontinued operations	—	2	—	—	—	2
At 31 December	—	747	32	390	299	1,468

Net book value at 31 December	1,040	805	53	141	121	2,160

2015
Cost or valuation
At 1 January	334	1,470	133	664	312	2,913
Transfers to disposal groups	—	—	—	(40)	(20)	(60)
Currency translation and other adjustments	(21)	14	(1)	(3)	6	(5)
Transfers from/(to) holding company and fellow subsidiaries	—	—	—	5	7	12
Additions	3	89	7	57	143	300
Change in fair value of investment properties	60	—	—	—	—	60
Disposals and write-off of fully depreciated assets	(349)	(239)	(41)	(96)	(44)	(769)
At 31 December	27	1,334	98	587	405	2,451

Accumulated impairment, depreciation and amortisation
At 1 January	—	562	76	433	251	1,322
Transfers to disposal groups	—	—	—	(24)	(16)	(40)
Currency translation and other adjustments	—	7	(1)	(1)	—	5
Transfers from/(to) holding company and fellow subsidiaries	—	—	—	3	4	7
Disposals and write-off of fully depreciated assets	—	(142)	(38)	(63)	(17)	(260)
Charge for the year
- from continuing operations	—	8	2	40	33	83
- from discontinued operations	—	2	1	4	2	9
Write down of property, plant and equipment - continuing operations	—	279	—	—	15	294
At 31 December	—	716	40	392	272	1,420

Net book value at 31 December	27	618	58	195	133	1,031

Notes on the accounts

17 Property, plant and equipment continued

Investment property valuations principally employ present value techniques that discount expected cash flows. Expected cash flows reflect rental income, occupancy and residual market values; valuations are sensitive to changes in these factors. The fair value measurement of non-specialised properties in locations where the market for such properties is active and transparent are categorised as level 2 - 95% (2015 - 54%), otherwise investment property fair value measurements are categorised as level 3 - 5% (2015 - 46%).

Valuations were carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body; property with a fair value of £459 million (2015 - nil) was valued by independent valuers.

Rental income from investment properties was £18 million (2015 - £9 million). Direct operating expenses of investment properties were £3 million (2015 - £6 million).

	Bank
		Long	Short	Computers
	Freehold	leasehold	leasehold	and other
	premises	premises	premises	equipment	Total
2016	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	878	65	496	67	1,506
Additions	8	3	9	41	61
Disposals and write-off of fully depreciated assets	(22)	(2)	(9)	(1)	(34)
At 31 December	864	66	496	107	1,533

Accumulated impairment, depreciation and amortisation
At 1 January	337	26	331	1	695
Disposals and write-off of fully depreciated assets	(13)	(1)	(5)	—	(19)
Charge for the year
- continuing operations	27	2	34	7	70
At 31 December	351	27	360	8	746

Net book value at 31 December	513	39	136	99	787

2015
Cost or valuation
At 1 January	912	90	508	16	1,526
Additions	84	5	56	51	196
Disposals and write-off of fully depreciated assets	(118)	(30)	(68)	—	(216)
At 31 December	878	65	496	67	1,506

Accumulated impairment, depreciation and amortisation
At 1 January	397	51	343	—	791
Disposals and write-off of fully depreciated assets	(86)	(28)	(44)	—	(158)
Charge for the year	26	3	32	1	62
At 31 December	337	26	331	1	695

Net book value at 31 December	541	39	165	66	811

18 Prepayments, accrued income and other assets

	Group		Bank
	2016	2015	2016	2015
	£m	£m	£m	£m
Prepayments	40	33	31	20
Accrued income	189	140	104	100
Tax recoverable	3	110	—	—
Pension schemes in net surplus (see Note 4)	15	16	15	—
Interests in associates	47	11	7	7
Other assets	240	987	44	268
	534	1,297	201	395

Notes on the accounts

19 Discontinued operations and assets and liabilities of disposal groups

As part of implementing the legislation following the recommendations of the Independent Commission on Banking, on 1 January 2017 Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings. NatWest Holdings is a subsidiary of RBS plc, the immediate parent company of the Group. Accordingly, UBIH has been classified as a disposal group at 31 December 2016 and presented as a discontinued operation, with comparative income statement and related notes re-presented.

(a) Profit from discontinued operations, net of tax
	2016	2015	2014
	£m	£m	£m
UBIH
Interest income	482	487	605
Interest expense	(72)	(124)	(175)
Net interest income	410	363	430
Other income	122	141	265
Total income	532	504	695
Operating expenses	(584)	(341)	(397)
(Loss)/profit before impairment losses	(52)	163	298
Impairment losses	112	676	1,377
Operating profit before tax	60	839	1,675
Tax credit/(charge)	3	(3)	154
Profit from UBIH discontinued operations, net of tax	63	836	1,829

(b) Operating cash flows attributable to discontinued operations
	2016	2015	2014
	£m	£m	£m
Net cash flows from operating activities	2,144	(152)	2,177
Net cash flows from investing activities	167	198	(2,116)
Net cash flows from financing activities	(1,802)	(5)	(69)
Net increase/(decrease) in cash and cash equivalents	1,121	25	(27)

(c) Assets and liabilities of disposal groups
	2016	2015
	£m	£m
Assets of disposal groups
Cash and balances at central banks	249	440
Loans and advances to banks	2,418	674
Loans and advances to customers	18,922	1,638
Debt securities and equity shares	2,953	442
Derivatives	94	25
Property, plant and equipment	67	15
Other assets	273	77
	24,976	3,311

Liabilities of disposal groups
Deposits by banks	1,309	32
Customer accounts	16,113	2,591
Derivatives	126	27
Debt securities in issue	1,179	—
Subordinated liabilities	76	—
Other liabilities	510	74
	19,313	2,724

At 31 December 2016, disposal groups comprise the third party net assets of UBIH and the Group’s interest in RBS International.  The aggregate consideration receivable in respect of these assets is £4.4 billion. Taking into account related foreign exchange movements, the Group does not expect to report a material gain or loss on completion of these sales.

At 31 December 2015, the net assets of disposal groups comprise international private banking measured at the agreed sale price to Union Bancaire Privèe less costs to sell (fair value hierarchy level 3).

Notes on the accounts

20 Short positions	Group
	2016	2015
	£m	£m
Debt securities
- Government	4,497	3,432
- other issuers	94	145
	4,591	3,577

Note:

(1)    All short positions are classified as held-for-trading.

21 Provisions for liabilities and charges
	Group

Provisions for liabilities and charges	Payment	Other	Residential	Litigation and		Total
	protection	customer	mortgage backed	other	Property
	insurance (1)	redress (2)	securities (3)	regulatory (4)	and other (5)
	£m	£m	£m	£m	£m	£m
At 1 January 2016	599	584	3,772	55	319	5,329
Transfer to disposal groups	—	(169)	—	(12)	(21)	(202)
Transfer from accruals and other liabilities	—	2	17	12	15	46
Transfer	34	(21)	—	—	(13)	—
Currency translation and other movements	—	9	686	13	24	732
Charge to income statement
- from continuing operations	362	270	1,710	77	209	2,628
- from discontinued operations	—	177	—	4	9	190
Releases to income statement
- from continuing operations	—	(23)	(91)	(47)	(115)	(276)
- from discontinued operations	—	(11)	—	—	(16)	(27)
Provisions utilised	(242)	(256)	(1,128)	(16)	(119)	(1,761)
At 31 December 2016	753	562	4,966	86	292	6,659

	Bank

Provisions for liabilities and charges	Payment	Other	Litigation		Total
	protection	customer	and other	Property
	insurance (1)	redress (2)	regulatory (4)	and other (5)
	£m	£m	£m	£m	£m
At 1 January 2016	587	489	6	243	1,325
Transfers	34	(21)	—	(13)	—
Currency translation and other movements	—	—	—	15	15
Charge to income statement
- from continuing operations	362	259	4	188	813
Releases to income statement	—	(19)	(3)	(110)	(132)
Provisions utilised	(239)	(170)	(7)	(72)	(488)
At 31 December 2016	744	538	—	251	1,533

For the notes to these tables refer to the following page.

Notes on the accounts

21 Provisions, accruals and other liabilities continued

Notes:

(1) To reflect the developments detailed in Note 30, the Group increased its provision for PPI by £362 million in 2016 (2015 - £359 million), bringing the cumulative charge to £2.9 billion, of which £2 billion (69%) in redress and £0.2 billion administrative expenses had been paid by 31 December 2016. Of the £2.9 billion cumulative charge, £2.7 billion relates to redress and £0.2 billion to administrative expenses.

The principal assumptions underlying the Group’s provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules. The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
Assumption	Actual to date	Current assumptions	Change in assumption %	Consequential change in provision £m
Single premium book past business review take up rate	57%	58%	+/-5	+/-35
Uphold rate (1)	91%	91%	+/-5	+/-30
Average redress	£1,693	£1,669	+/-5	+/-29

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

(2) The Group has provided for other customer redress, primarily in relation to investment advice in retail and private banking (2016 – nil: 2015 - £45 million), packaged accounts (2016 – nil: 2015 - £113 million) and interest rate hedging products (2016 – nil: 2015 - £85 million).The Group has a provision of £47 million for its liability in respect of the sale of Interest Rate Hedging Products (IRHP), having an incurred cost of £1.0 billion. The Review is now materially complete (99.4%) with only a small number of claims for additional losses (Consequential Loss) remaining. Background information in relation to Interest Rate Hedging Products is given in Note 30.

The Group established a provision of £223 million in November 2016 in respect of the FCA review of the groups treatment of SME customers, relating to the automatic refund of complex fees for SME customers that were in GRG between 2008 and 2013, additional redress costs arising from a new complaints process, and the associated operational costs. Background information in relation to the FCA review of SME customers is given in note 30.

(3) In the US, the Group is subject to civil litigation and various civil and criminal investigations relating to its issuance and underwriting of US mortgage-backed securities (RMBS). As announced on 26 January, an additional charge of £1.3 billion was taken in the fourth quarter of 2016 in connection with these matters. Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 30.

(4) The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 30.

(5) The majority of property provisions relate to vacant leasehold property and comprise the present value of the shortfall between rentals payable and rentals receivable from sub-letting. Other provisions include restructuring provisions of £59 million principally termination benefits.

Notes on the accounts

22 Accruals and other liabilities
	Group		Bank
	2016	2015	2016	2015
	£m	£m	£m	£m
Notes in circulation	752	687	—	—
Current tax	94	103	47	69
Accruals	401	520	191	180
Deferred income	152	100	118	81
Deferred tax (see Note 23)	23	14	—	—
Other liabilities	475	790	111	49
	1,897	2,214	467	379

23 Deferred tax
	Group		Bank
	2016	2015	2016	2015
	£m	£m	£m	£m
Deferred tax liability	23	14	—	—
Deferred tax asset	(1,391)	(1,802)	(1,365)	(1,546)
Net deferred tax asset	(1,368)	(1,788)	(1,365)	(1,546)

Net deferred tax asset comprised:
	Group
					Available-		Tax
		Accelerated			for-sale	Cash	losses
		capital		Deferred	financial	flow	carried
	Pension	allowances	Provisions	gains	assets	hedging	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	(704)	(6)	(35)	13	15	6	(990)	(29)	(1,730)
Acquisitions and disposals of subsidiaries	7	—	—	(3)	(4)	—	—	(1)	(1)
Charge/(credit) to income statement
- from continuing operations	160	—	(26)	8	(4)	(2)	108	18	262
Credit to other comprehensive income	(336)	—	—	—	—	—	—	—	(336)
Currency translation and other
adjustments	—	—	—	—	—	—	13	4	17
At 1 January 2016	(873)	(6)	(61)	18	7	4	(869)	(8)	(1,788)
Acquisitions and disposals of subsidiaries	1	—	—	3	4	—	249	—	257
(Credit)/charge to income statement
- from continuing operations	(51)	(4)	(2)	1	(5)	(5)	41	9	(16)
- from discontinued operations	—	—	—	—	—	—	(5)	—	(5)
Charge/(credit) to other comprehensive income	207	—	—	—	(5)	1	—	(1)	202
Currency translation and other
adjustments	1	16	—	(5)	—	—	(35)	5	(18)
At 31 December 2016	(715)	6	(63)	17	1	—	(619)	5	(1,368)

		Bank
							Tax
		Accelerated			Available	Cash	losses
		capital		Deferred	for sale	flow	carried
	Pension	allowances	Provisions	gains	securities	hedging	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2015	(693)	(15)	(24)	10	1	2	(768)	(18)	(1,505)
Charge/(credit) to income statement	146	6	(23)	4	—	(2)	140	18	289
Credit to other comprehensive income	(330)	—	—	—	—	—	—	—	(330)
At 1 January 2016	(877)	(9)	(47)	14	1	—	(628)	—	(1,546)
(Credit)/charge to income statement	(58)	(1)	(3)	(1)	(1)	(1)	23	—	(42)
Charge/(credit) to other comprehensive income	223	—	(1)	—	—	1	—	—	223
At 31 December 2016	(712)	(10)	(51)	13	—	—	(605)	—	(1,365)

Notes on the accounts

23 Deferred tax continued

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2016	2015
	£m	£m
UK tax losses carried forward
- National Westminster Bank Plc	605	628
- Ulster Bank Limited	14	31
	619	659
Overseas tax losses carried forward
- Ulster Bank Ireland DAC	—	210
	619	869

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely. In periods from 1 April 2015, the Finance Act 2015 limits the offset of losses carried forward by UK banks to 50% of profits in periods from 1 April 2015. In periods from 1 April 2016, the Finance Act 2016 further limits the offset of losses carried forward by UK banks to 25% of profits. The main rate of UK Corporation Tax will reduce from 20% to 19% from 1 April 2017 and to 17% from 1 April 2020. Under the Finance (No 2) Act 2015, tax losses carried forward at 31 December 2016 are given credit in future periods at the main rate of UK corporation tax, excluding the Banking Surcharge rate (8%) introduced by the Act. Deferred tax assets and liabilities at 31 December 2016 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

National Westminster Bank Plc – The deferred tax asset in respect of tax losses at 31 December 2016 relates to residual unrelieved trading losses that arose between 2009 and 2014. 59% of the losses that arose were relieved against taxable profits arising in other UK Group companies. Based on its strategic plan, RBS expects that the recognised deferred tax asset of £605 million in respect of tax losses amounting to £3,361 million will be recovered by the end of 2022.

Overseas tax losses

Ulster Bank Ireland DAC –  Ulster Bank Ireland DAC is now part of the disposal groups at 31 December 2016. A deferred tax asset of £249 million has been recognised in respect of losses of £1,992 million (2015 - £1,678 million; 2014 - £1,776 million) of total tax losses of £7,989 million (2015 - £7,083 million; 2014 - £8,599 million) carried forward at 31 December 2016. Please note that the increase in the total tax losses and associated deferred tax asset is due to the €:£ exchange rate. These losses arose principally as a result of significant impairment charges between 2008 and 2013 reflecting challenging economic conditions in the Republic of Ireland. Impairment charges have reduced and Ulster Bank Ireland DAC returned to profitability during 2014, 2015 & 2016. Based on the Group’s strategic plan, the losses on which a deferred tax asset has been recognised will be utilised against future taxable profits by the end of 2023.

Unrecognised deferred tax

Deferred tax assets of £3,423 million (2015 – £2,388 million; 2014 – £1,763 million) have not been recognised in respect of tax losses and other temporary differences carried forward of £14,068 million (2015 – £10,580 million: 2014 – £9,875 million) in jurisdictions where doubt exists over the availability of future taxable profits. Of these losses and other temporary differences, £7,888 million will expire after five years. The balance of tax losses and other temporary differences carried forward has no expiry date.

Deferred tax liabilities of £108 million (2015 - £244 million; 2014 - £175 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches.   Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation.  No taxation is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

Notes on the accounts

24 Subordinated liabilities
	Group		Bank
	2016	2015	2016	2015
	£m	£m	£m	£m
Dated loan capital	4,626	4,446	3,324	3,326
Undated loan capital	2,331	2,265	2,228	2,110
Preference shares	338	305	338	305
	7,295	7,016	5,890	5,741

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date and by the next call date.
		Group
		2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		19	—	1,408	2,030	—	1,617	5,074
US dollar		6	325	—	—	—	777	1,108
Euro		344	—	154	343	—	264	1,105
Other		—	—	—	—	—	8	8
		369	325	1,562	2,373	—	2,666	7,295

	Group
	Currently	2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	1,689	18	2,700	408	89	—	170	5,074
US dollar	1,108	—	—	—	—	—	—	1,108
Euro	162	343	—	154	326	—	120	1,105
Other	8	—	—	—	—	—	—	8
	2,967	361	2,700	562	415	—	290	7,295

	Group
		2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		23	—	1,100	2,341	—	1,649	5,113
US dollar		4	—	270	—	—	636	910
Euro		1	294	132	294	—	272	993
		28	294	1,502	2,635	—	2,557	7,016

	Group
	Currently	2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,753	—	2,800	399	—	161	5,113
US dollar	432	478	—	—	—	—	—	910
Euro	—	154	294	132	279	—	134	993
	432	2,385	294	2,932	678	—	295	7,016

Notes on the accounts

24 Subordinated liabilities continued

	Bank
		2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		18	—	1,310	2,001	—	1,628	4,957
US dollar		6	—	—	—	—	765	771
Euro		1	—	—	—	—	161	162
		25	—	1,310	2,001	—	2,554	5,890

	Bank
	Currently	2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	1,700	18	2,701	309	89	—	140	4,957
US dollar	771	—	—	—	—	—	—	771
Euro	162	—	—	—	—	—	—	162
	2,633	18	2,701	309	89	—	140	5,890

	Bank
		2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - final redemption		£m	£m	£m	£m	£m	£m	£m
Sterling		23	—	1,000	2,311	—	1,628	4,962
US dollar		4	—	—	—	—	636	640
Euro		1	—	—	—	—	138	139
		28	—	1,000	2,311	—	2,402	5,741

	Bank
	Currently	2016	2017	2018-2020	2021-2025	Thereafter	Perpetual	Total
2015 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	—	1,723	—	2,700	399	—	140	4,962
US dollar	162	478	—	—	—	—	—	640
Euro	—	139	—	—	—	—	—	139
	162	2,340	—	2,700	399	—	140	5,741

	Capital	2016	2015
Transfers from fellow subsidiaries	treatment	£m	£m
National Westminster Bank Plc
SEK 3 million dated notes (1)	Tier 1	8	—

Redemptions
National Westminster Bank Plc
£87 million 5.95% undated notes	Tier 2	—	87
£300 million 7.88% notes 2015	Tier 2	—	300
		—	387

Note:
(1) Nordisk Issuance - transferred from RBS to NatWest in preparation for ring-fencing.

Notes on the accounts

24 Subordinated liabilities continued

Dated loan capital	Capital	2016	2015
	treatment	£m	£m
National Westminster Bank Plc
£300 million 6.50% notes 2021 (not callable)	Tier 2	315	317
£2,000 million floating rate notes 2023 (callable January 2018) (1)	Tier 2	2,009	2,009
£1,000 million floating rate notes 2019 (callable quarterly) (1)	Tier 2	1,000	1,000
		3,324	3,326

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

(4) Interest on all floating rate subordinated notes is calculated by reference to market rates.

Undated loan capital	Capital	2016	2015
	treatment	£m	£m
National Westminster Bank Plc
US$193 million floating rate notes (callable semi-annually)	Tier 2	157	130
US$229 million floating rate notes (callable semi-annually)	Tier 2	187	155
US$285 million floating rate notes (callable semi-annually)	Tier 2	232	193
€178 million 6.63% notes (callable quarterly)	Tier 2	153	131
€10 million floating rate notes (callable quarterly)	Tier 2	9	8
£53 million 7.13% notes (callable every five years from October 2022)	Tier 2	55	54
£35 million 11.50% notes (callable December 2022) (2)	Tier 2	35	35
£700 million floating rate notes (callable every five years from January 2018) (1)	Tier 2	700	700
£700 million floating rate notes (callable quarterly from September 2016) (1)	Tier 2	700	704
		2,228	2,110

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

(6) Interest on all floating rate subordinated notes is calculated by reference to market rates.

Preference shares (1)	Capital	2016	2015
	treatment	£m	£m
National Westminster Bank Plc
£140 million 9.00% Series A non-cumulative preference shares of £1 (not callable)	Tier 1	143	143
US$246 million 7.76% Series C non-cumulative preference shares of US$25
(callable quarterly)	Tier 1	195	162
		338	305

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

Notes on the accounts

25 Share capital and reserves
	2016	2015	Number of shares - millions
Allotted, called up and fully paid	£m	£m	2016	2015
Ordinary shares of £1	1,678	1,678	1,678	1,678
Non-cumulative preference shares of £1	140	140	140	140
Non-cumulative preference shares of US$25	123	123	10	10

Ordinary shares

The bank did not pay an ordinary dividend in 2016 (2015 - nil million; 2014 - £175 million)

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

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £459 million (2015 and 2014 - £459 million) included within other reserves.

The Group received capital contributions of £1,300 million (2015 - £800 million; 2014 - £2,177 million) from the holding company for which no additional share capital was issued. As such, these were recorded as capital contributions in retained earnings.

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

Notes on the accounts

26 Leases
Minimum amounts receivable under non-cancellable leases:
	Group
	Finance lease contracts
	Gross	Present value	Residual value	Present
	amounts	adjustments	adjustments	value
Year in which receipt will occur	£m	£m	£m	£m
2016
Receivable:
Within 1 year	111	(12)	(1)	98
After 1 year but within 5 years	170	(45)	(8)	117
After 5 years	228	(84)	(19)	125
Total	509	(141)	(28)	340

2015
Receivable:
Within 1 year	86	(5)	—	81
After 1 year but within 5 years	106	(9)	—	97
After 5 years	57	(29)	—	28
Total	249	(43)	—	206

	Group
	2016	2015	2014
	£m	£m	£m
Amounts recognised as income and expense - continuing operations
Finance leases - contingent rental rebate	(3)	(3)	(3)
Operating leases - minimum rentals payable	97	78	78

Amounts recognised as income and expense in discontinued operations were £11 million (2015 - £11 million; 2014 - £17 million).

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

	Group
	2016				2015
		Debt securities in issue				Debt securities in issue
Asset type		Held by third	Held by the			Held by third	Held by the
	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages
- UK (2)	1,255	—	—	—	3,253	—	—	—
- Irish	7,054	1,180	6,621	7,801	7,395	1,472	6,836	8,308
- US	301	301	—	301	—	—	—	—
	8,610	1,481	6,621	8,102	10,648	1,472	6,836	8,308
Cash deposit	785				807
Total	9,395				11,455

Notes:

(1)    Debt securities retained by the Group may be pledged with central banks.

(2)    These assets have been transferred to SEs that are consolidated by RBS plc.

Covered bond programme

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group. The Group retains all of the risks and rewards of these loans. The partnerships are consolidated by the RBS Group, the loans retained on the RBS Group’s balance sheet and the related covered bonds included within debt securities in issue of the RBS Group. At 31 December 2016, £7,624 million of mortgages have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group (2015 - £9,187 million).

Notes on the accounts

27 Structured entities continued

Unconsolidated structured entities

The Group’s interests in unconsolidated structured entities are analysed below.

	Asset backed
	Securitisation	Investment
	vehicles	funds and other	Total
2016	£m	£m	£m

Loans and advances to customers	35	—	35
Derivative assets	8	—	8
Derivatives liabilities	(9)	(1)	(10)
Total	34	(1)	33

Guarantees	—	7	7
Total exposure	34	6	40

2015
Debt securities	1	—	1

Total exposure	1	—	1

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

(3)    In 2016 no assets were transferred into sponsored structured entities (2015 - nil) which are not consolidated by the Group and for which the Group held no interest at 31 December 2016. The income arising from sponsored entitles where the Group holds no interest at year end was nil (2015 - losses of £5 million).

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

	Group
Assets subject to securities repurchase agreements or security lending transactions	2016	2015
	£m	£m
Debt securities	2,900	3,740
Equity shares	—	8

The following table analyses assets that have been transferred but have failed the derecognition rules under IAS 39 and therefore continue to be recognised on the Bank’s balance sheet.

Asset type	2016(1)	2015
	£m	£m
Mortgages
UK mortgages - securitisations (2)	1,255	3,253
UK mortgages - covered bond programme	7,624	9,187
	8,879	12,440

Notes:

(1)    The associated liabilities are £8,866 million

(2)    Creditors have recourse is to these assets only, the fair value of transferred assets and fair value of associated liabilities was not materially different.

Notes on the accounts

29 Capital resources

Under Capital Requirements Regulation (CRR), regulators within the European Union monitor capital on a legal entity basis, with local transitional arrangements on the phasing in of end-point CRR. The capital resources based on the relevant transitional basis for the significant legal entities within the Group are set out below.

	2016		2015
	NatWest	UBI DAC	NatWest	UBI DAC
	£m	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)	15,297	5,556	11,282	5,753

Regulatory adjustments and deductions
Own credit	—	(3)	—	—
Defined benefit pension fund adjustment	(15)	61	—	142
Cash flow hedging reserve	—	—	1	—
Deferred tax assets	(599)	(250)	(622)	(210)
Prudential valuation adjustments	(1)	—	(1)	—
Qualifying deductions exceeding AT1 capital	(199)	—	—	—
Goodwill and other intangible assets	(477)	—	(498)	—
Expected losses less impairments	(534)	(165)	(703)	(22)
Instruments of financial sector entities where the institution has a significant investment	(3,019)	—	(2,413)	—
Significant investments in excess of secondary capital	(80)	—	(424)	—
Other regulatory adjustments	20	25	532	27
	(4,904)	(332)	(4,128)	(63)

CET1 capital	10,393	5,224	7,154	5,690

Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium subject to phase out	175	—	204	—

Tier 1 capital
Instruments of financial sector entities where the institution has a significant investment	(374)	—	(187)	—
Qualifying deductions exceeding AT1 capital	199	—	—	—
	(175)	—	(187)	—

Tier 1 capital	10,393	5,224	7,171	5,690

Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,735	555	5,058	492

Instruments of financial sector entities where the institution has a significant investment	(112)	—	(92)	—
Other regulatory adjustments	—	(33)	—	(7)
	(112)	(33)	(92)	(7)

Tier 2 capital	4,623	522	4,966	485

Total regulatory capital	15,016	5,746	12,137	6,175

In the management of capital resources, the Group is governed by the RBS Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the RBS Group has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios, excluding capital buffers should be not less than 8% with a Common equity Tier 1 component of not less than 4%. The Group has complied with the PRA’s capital requirements throughout the year.

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

Notes on the accounts

30 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2016. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group		Bank
	2016	2015	2016	2015
	£m	£m	£m	£m
Contingent liabilities and commitments
Guarantees and assets pledged as collateral security	869	1,050	648	594
Other contingent liabilities	1,222	1,230	966	1,008
Standby facilities, credit lines and other commitments	55,363	49,608	48,325	43,616
	57,454	51,888	49,939	45,218

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

Notes on the accounts

30 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £168 million (2015 - £230 million; 2014 - £309 million) from these activities.

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

The FSCS has borrowed from HM Treasury to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The industry repaid the remaining balance on the non-Bradford and Bingley loans during the period. The Bradford and Bingley loan is interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estate of Bradford & Bingley. In addition, the FSCS levied an interim payment relating to resolution costs for Dunfermline Building Society of £325 million in 2015, no further levy is expected in relation to this matter. The total interest element levied on the industry in the 2016/17 scheme year was £337 million (£353 million in the 2015/16 scheme year).

The Group has accrued £30.1 million for its share of estimated FSCS levies.

Contractual obligations for future expenditure not provided for in the accounts
The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	Group		Bank
	2016	2015	2016	2015
	£m	£m	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	103	85	89	68
- after 1 year but within 5 years	264	239	232	196
- after 5 years	512	571	408	460
	879	895	729	724
Contracts to purchase goods or services (2)	130	28	—	—
	1,009	923	729	724

Notes:

(1)    Predominantly property leases.

(2)    Of which due within 1 year: £31 million (2015 - £19 million).

Notes on the accounts

30 Memorandum items continued

Litigation, investigations and reviews

NatWest Group and certain members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2016 (see Note 21).

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

In respect of certain matters described below, we have established a provision and in certain of those matters, we have indicated that we have established a provision. The RBS Group generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously the RBS Group’s position in the matter.

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

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see “Risk Factors” on pages 238 to 274.

Litigation

UK 2008 rights issue shareholder litigation

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group’s defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order which is now closed to further claimants. Prior to the partial settlement described below, the aggregate value of the shares subscribed for at 200 pence per share by all of the then claimant shareholders was approximately £4 billion.

Notes on the accounts

30 Memorandum items continued

In December 2016 the RBS Group concluded full and final settlements with four of the five shareholder groups representing 78% of the claims by value. The maximum settlement figure of £800 million is covered by existing RBS Group provisions and that total figure assumes that agreement is reached with all groups, is split proportionally between each, and is subject to validation of claims.

Should the remaining group’s claim not be settled, the RBS Group will continue to defend it. Damages have not yet been quantified. The court timetable provides that a trial of the preliminary issue of whether the rights issue prospectus contained untrue and misleading statements and/or improper omissions will commence in May 2017. In the event that the court makes such a finding, further trial(s) will be required to consider whether any such statements and/or omissions caused loss and, if so, the quantum of that loss.

Residential mortgage-backed securities (RMBS) litigation in the US

RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit. Together, the pending individual and class action cases (including those claims specifically described in this note) involve the issuance of approximately US$36.5 billion of RMBS issued primarily from 2005 to 2007.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued.

RBS Group companies remain as defendants in more than 10 lawsuits brought by or on behalf of purchasers of RMBS, including the purported class action identified below.

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

In September 2011, the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) filed RMBS-related lawsuits against the RBS Group and a number of other financial institutions, all of which, except for the two cases described below, have since settled for amounts that were publicly disclosed.

The primary FHFA lawsuit against the RBS Group remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of RMBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of the US$32 billion, approximately US$7.6 billion was outstanding at 31 December 2016 with cumulative write downs to date on the securities of approximately US$1.1 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants’ motion to dismiss FHFA’s amended complaint in this case. The matter continues in the discovery phase.

The other remaining FHFA lawsuit that involves the RBS Group relates to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, and is the subject of an appeal. On 11 May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA on its claims against Nomura and RBS Securities Inc., finding, as relevant to the RBS Group, that the offering documents for four Nomura-issued RMBS for which RBS Securities Inc. served as an underwriter, relating to US$1.4 billion in original principal balance, contained materially misleading statements about the mortgage loans that backed the securitisations, in violation of the Securities Act and Virginia securities law.

RBS Securities Inc. estimates that its net exposure under the Court’s judgment is approximately US$383 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld.

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

Notes on the accounts

30 Memorandum items continued

Other remaining RMBS lawsuits against RBS Group companies include cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation.

RBS Group companies are also defendants in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. The RBS Group has reached an agreement in principle to settle this matter, subject to documentation and court approval. The amount of the settlement is covered by an existing provision.

As at 31 December 2016, the Group’s total aggregate of provisions in relation to certain of the RMBS litigation matters (described immediately above) and RMBS and other securitised products investigations (set out under “Investigations and reviews” on page 199), including an additional provision of £1.7 billion ($2.2 billion) in 2016, is £5 billion ($6.1 billion). The duration and outcome of these investigations and litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur.

In many of the securitisation and securities related cases in the US, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party, a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)

Certain members of the Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, were transferred to a coordinated proceeding in the United States District Court for the Southern District of New York.

In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. Over 35 other USD LIBOR-related actions naming the RBS Group as a defendant, including purported class actions on behalf of lenders and mortgage borrowers, were also made part of the coordinated proceeding.

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.

On 23 May 2016, the district court’s dismissal of plaintiffs’ antitrust claims was vacated by the United States Court of Appeals for the Second Circuit, which held that plaintiffs have adequately pled antitrust injury and an antitrust conspiracy, but remanded to the lower court for further consideration on the question of whether plaintiffs possess the requisite antitrust standing to proceed with antitrust claims.

In a decision issued on 20 December 2016, the district court held that it lacks personal jurisdiction over the RBS Group with respect to certain claims asserted in the coordinated proceeding. Following that decision, the RBS Group is dismissed from each of the USD LIBOR-related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases on behalf of particular plaintiffs remain pending.

Notes on the accounts

30 Memorandum items continued

Certain members of the Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (one case relating to Euroyen TIBOR futures contracts and one relating to other derivatives allegedly linked to JPY LIBOR and Euroyen TIBOR), (ii) Euribor, (iii) Swiss Franc LIBOR (iv) Pound sterling LIBOR, and (v) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (vi) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. Each of these matters is subject to motions to dismiss that will be made or are currently pending, with the exceptions that on 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation and on 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against the RBS Group for lack of personal jurisdiction.

Details of LIBOR investigations involving the RBS Group are set out under ‘‘Investigations and reviews’’ on page 199.

ISDAFIX antitrust litigation

Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court on 11 May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

FX antitrust litigation

In 2015, Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement on 15 December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement. On 8 June 2016, the Court denied a motion by the settling defendants to enjoin a second FX-related antitrust class action pending in the same court from proceeding, holding that the alleged class of “consumers and end-user businesses” in that action is not included within the classes at issue in the consolidated action.

The RBS Group has made a motion to dismiss the claims in this “consumer” action, and that motion remains pending.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed on 20 September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. Plaintiffs have commenced an appeal of this dismissal.

On 26 September 2016, a class action complaint was filed in the United States District Court for the Southern District of New York asserting claims on behalf of “indirect purchasers” of FX instruments. The complaint defines “indirect purchasers” as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges.

It is alleged that certain RBS Group companies and other defendant banks caused damages to the “indirect purchasers” by conspiring to restrain trade in the FX spot market. The complaint seeks damages and other relief under federal, California, and New York antitrust laws. The RBS Group and the other defendants have made a motion to dismiss this matter.

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two purported class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions. The plaintiffs allege that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades.

In January 2017, the RBS Group reached an agreement in principle to settle these matters for approximately CAD 13 million, subject to settlement documentation and court approval.

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

Notes on the accounts

30 Memorandum items continued

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc. The complaints allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaints assert claims under the US antitrust laws and the Commodity Exchange Act on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. On 8 December 2015, all pending matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pre-trial proceedings. The RBS Group anticipates making a motion to dismiss these claims.

Interest rate swaps antitrust litigation

Beginning in November 2015, RBS plc and other members of the Group, as well as a number of other interest rate swap dealers, were named as defendants in a number of class action antitrust complaints filed in the United States District Court for the Southern District of New York and the United States District Court for the Northern District of Illinois. The complaints, filed on behalf of persons who entered into interest rate swaps with the defendants, allege that the defendants violated the US antitrust laws by restraining competition in the market for interest rate swaps through various means and thereby caused inflated bid-ask spreads for interest rate swaps, to the alleged detriment of the plaintiff class.

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. On 2 June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

The RBS Group has made a motion to dismiss the operative complaints in these matters.

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS  Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and, as a result, discovery is ongoing.

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

Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was approximately £33 million and the trial ended in October 2016. On 21 December 2016 the Court dismissed all of PAG’s claims. The decision (subject to any appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts. The case of Wall v RBS plc, which concerns similar allegations to those in PAG, is currently scheduled to go to trial October 2017. The sum claimed is between £400 million and £700 million.

In addition to claims alleging that IRHPs were mis-sold, the RBS Group has received a number of claims involving allegations that it breached a legal duty of care in its conduct of the FCA redress programme.

Notes on the accounts

30 Memorandum items continued

These claims have been brought by customers who are dissatisfied with redress offers made to them through the FCA redress programme. The claims followed a preliminary decision against another UK bank. The RBS Group has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against the RBS Group, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. The customer has been granted leave to appeal by the Court of Appeal, and the appeal is scheduled for May 2017.

Tax dispute

HMRC issued a tax assessment in 2012 against the RBS Group for approximately £86 million regarding a value-added-tax (“VAT”) matter in relation to the trading of European Union Allowances (“EUAs”) by an RBS Group joint venture subsidiary in 2009. The RBS Group has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the “Tax Dispute”).  Separately, the RBS Group is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the “Liquidated Companies”) and their respective liquidators (together, “the Claimants”). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants are claiming approximately £72.5 million by alleging that the RBS Group dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The RBS Group strongly denies these allegations.

Weiss v. National Westminster Bank Plc (NatWest)

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

The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial. On 31 March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest. NatWest has since asserted other grounds for summary judgment that the trial court has not previously ruled upon.

Investigations and reviews

The RBS Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. The RBS Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. The NatWest Markets (formerly CIB) segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

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

Notes on the accounts

30 Memorandum items continued

RMBS and other securitised products investigations

In the US, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DOJ) and various other members of the Residential Mortgage-Backed Securities Working Group (RMBS Working Group) of the Financial Fraud Enforcement Task Force (including several state attorneys general, including those mentioned below), relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities, collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and synthetic products.

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

These ongoing matters include, among others, active civil and criminal investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.

In June 2016, RBS Securities Inc. (RBSSI), a U.S. broker-dealer, reached an agreement in principle to resolve investigations by the office of the Attorney General of Connecticut on behalf of the Connecticut Department of Banking, concerning RBSSI’s underwriting and issuance of RMBS and the potential consequences to RBSSI of RBS plc’s May 2015 FX-related guilty plea. The agreement became final on 3 October 2016 through the publication by the Department of Banking of two agreed consent orders without RBSSI admitting or denying the Department of Banking’s allegations. As required by the RMBS consent order, in addition to making certain undertakings, RBSSI has paid US$120 million to the State of Connecticut to resolve the investigation.

The amount was covered by a provision that had previously been established. Pursuant to the FX consent order, RBSSI agreed, among other things, to certify to the Department of Banking its compliance with various obligations undertaken in connection with RBS plc's FX-related guilty plea and FX-related resolutions with the Commodity Futures Trading Commission and Board of Governors of the Federal Reserve System.

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

In May 2011, the New York State Attorney General requested additional information about the RBS Group’s mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing.

As at 31 December 2016, the Group’s total aggregate of provisions in relation to certain of the RMBS and other securitised products investigations (described immediately above) and RMBS litigation matters (set out under “Litigation” on page 194), including an additional provision of £1.7 billion ($2.2 billion) in 2016, is £5 billion ($6.1 billion). RBS continues to cooperate with the DOJ in its civil and criminal investigations of RMBS matters. The duration and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.  Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences as described above may occur.

RBSSI has also been responding to an ongoing criminal investigation by the United States Attorney for the District of Connecticut relating to alleged misrepresentations in the trading of various forms of asset-backed securities, including RMBS, commercial mortgage-backed securities, CDOs, and CLOs.  In March and December 2015, two former RBSSI traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBSSI. RBSSI is in advanced discussions to resolve the matter.

Notes on the accounts

30 Memorandum items continued

US mortgages - loan repurchase matters

RBS’s NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS.

In issuing RMBS, NatWest Markets in some circumstances made representations and warranties regarding the characteristics of the underlying loans. As a result, NatWest Markets may be, or may have been, contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. Depending on the extent to which such loan repurchase related claims are pursued against and not rebutted by NatWest Markets on timeliness or other grounds, the aggregate potential impact on the RBS Group, if any, may be material.

LIBOR and other trading rates

In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the UK, the United States Commodity Futures Trading Commission (CFTC) and the DOJ in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations and also agreed to certain undertakings in its settlement with the CFTC. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. The DPA expired in April 2015 and is of no further effect.

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

In July 2014, the RBS Group entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. The RBS Group made various undertakings and agreed to make a voluntary contribution of AUS$1.6 million to fund independent financial literacy projects in Australia.

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

In December 2016 the Swiss ComCo announced the closure of four separate investigations into the RBS Group and certain other banks relating to interest rate derivatives and LIBOR. The RBS Group received full immunity for fines relating to the Swiss franc LIBOR benchmark investigation. The RBS Group has agreed to pay a total of CHF17.06m in fines to settle the other investigations.

The RBS Group is co-operating with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards.

On 3 February 2017, it was announced that the RBS Group and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, the RBS Group has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in the RBS Group’s FX businesses within its NatWest Markets segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

Notes on the accounts

30 Memorandum items continued

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations.

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

The charged conspiracy occurred between as early as December 2007 to at least April 2010. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on RBS plc consisting of the US$395 million criminal fine previously agreed with the DOJ and a term of probation, which among other things, prohibits RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC).

A violation of the terms of probation could lead to the imposition of additional penalties. Subsequent to the sentencing, RBS plc paid the criminal fine, which had been covered by an existing provision.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

The RBS Group is co-operating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business within its NatWest Markets segment. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

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

Interest rate hedging products (IRHP) redress programme

Since 2013, the RBS Group and other banks have been undertaking a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. This exercise was scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), and overseen by the FCA. The RBS Group has reached agreement with KPMG in relation to redress determinations for all in scope customers, as well as the majority of the consequential loss claims received.

The Group’s provisions in relation to the above redress exercises total £1 billion to date for these matters, of which £0.9 billion had been utilised at 31 December 2016.

Judicial Review of Skilled Person’s role in IRHP review

The RBS Group has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in the RBS Group’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

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

Notes on the accounts

30 Memorandum items continued

The majority of the claims that name the RBS Group as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of any appeal in the other bank’s case. If permission to appeal is granted and the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against the RBS Group may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally.

As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on the RBS Group which may be material.

Investment advice review

In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the UK Personal & Business Banking (UK PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to present.

The RBS Group started writing to the relevant customers during 2016 and redress payments have also commenced. The project is due to finish in Q4 2017. In addition, the RBS Group agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. Redress has been paid to certain customers who took out the structured product.

The Group’s provisions in relation to investment advice total £105 million to date for these matters, of which £39 million had been utilised at 31 December 2016.

Packaged accounts

As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis. The Group has made gross provisions totalling £229 million to date for this matter.

FCA review of the RBS Group’s treatment of SMEs

In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government’s Department for Business Innovation and Skills, was published (“Tomlinson Report”). The Tomlinson Report was critical of the RBS Group’s treatment of SMEs.

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent Skilled Person would be appointed under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, a Skilled Person was appointed. The Skilled Person’s review was focused on the RBS Group’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group’s Global Restructuring Group or within similar units within the RBS Group’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

Notes on the accounts

30 Memorandum items continued

Separately, in November 2013, the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and, through that, putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and, while it made certain recommendations to enhance customer experience and transparency of pricing, it concluded that there was no evidence to support the principal allegation.

A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

The Skilled Person review focused on the allegations made in the Tomlinson Report and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and was broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. The RBS Group was then given the opportunity to consider and respond to those draft findings before the Skilled Person delivered its final report to the FCA during September 2016.

On 8 November 2016, the FCA published an update on its review. In response, the RBS Group announced steps that will impact SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps are (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party.

These steps have been developed with the involvement of the FCA which agreed that they are appropriate for the RBS Group to take.

The Group estimates the costs associated with the new complaints review process and the automatic refund of complex fees to be approximately £223 million, which has been recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the new complaints process.

The FCA has announced that its review will continue. The RBS Group continues to cooperate fully with the review.

Multilateral interchange fees

On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries. The EC’s case is ongoing.

On 8 June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

On 6 May 2015, the Competition & Markets Authority (CMA), announced that it had closed the investigations into domestic interchange fees on the grounds of administrative priorities.

Whilst there are no recent developments on the above to report, there remains uncertainty around the outcomes of the ongoing EC investigation, and the impact of the regulation, and they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector.

Payment Protection Insurance (PPI)

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

Notes on the accounts

30 Memorandum items continued

On 26 November 2015, the FCA issued Consultation Paper 15/39, in which it set out proposed rules and guidance for how firms should handle PPI complaints fairly in light of the Plevin decision and how the FOS should consider relevant PPI complaints. The Consultation Paper also contained proposals for the introduction in 2018 on a date to be confirmed of a deadline for submission of PPI complaints. The RBS Group submitted its response to the Consultation Paper on 26 February 2016.

The proposals in the Consultation Paper included an FCA-led communications campaign to raise awareness of the deadline and to prompt those who intend to complain to act ahead of the deadline.

Following feedback received on its Consultation Paper, on 2 August 2016, the FCA issued a further Consultation Paper (CP 16/20) on certain aspects of the proposed rules and guidance. As a result of this second Consultation Paper, it was expected that the complaint deadline would be end of June 2019 rather than 2018 as proposed in the initial Consultation Paper. The BBA and the RBS Group submitted responses to the Consultation Paper on 11 October 2016.

Following feedback received on its second Consultation Paper (CP16/20), on 9 December 2016, the FCA issued a statement explaining that it is carefully considering the issues raised and will make a further announcement before 31 March 2017. In light of this statement, the RBS Group expects that the implementation of the complaint deadline will be pushed back from end of June 2019 to 1 October or 31 December 2019. The introduction of new Plevin rules and guidance will also be delayed.

If the proposals contained in these Consultation Papers are agreed and implemented, the RBS Group would expect higher claims volumes, persisting longer than previously modelled, and additional compensation payments in relation to PPI claims made as a result of the Plevin judgment. If the end of June 2019 deadline is implemented by the FCA, complaints made after that time would lose the right to be assessed by firms or by the Financial Ombudsman Service, bringing an end to new PPI cases on 1 October or 31 December 2019.

The Group has made provisions totalling £2.9 billion to date for PPI claims, including an additional provision of £362 million in 2016, in response to the anticipated further delay in guidance. Of the £2.9 billion cumulative provision, £2 billion in redress and £0.2 billion administrative expenses had been utilised by 31 December 2016.

UK retail banking

In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover PCA and SME banking. On 9 August 2016, the CMA published its final report. The CMA concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report sets out remedies to address these concerns. These include remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges along with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017 which is the primary legal framework setting out the obligations for the implementation of the majority of remedies, including an implementation deadline for each. Other remedies are to be delivered via undertakings signed by Bacs and recommendations to be taken forward by other regulators (including the FCA).

At this stage there remains uncertainty around the financial impact of the remedies once implemented and it is not practicable to estimate the potential impact on the RBS Group, which may be material.

FCA Wholesale Sector Competition Review

In February 2015, the FCA launched a market study into investment and corporate banking. On 18 October 2016 by publication by the FCA published its final report. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients. It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria.

In November 2015, the FCA also announced that a market study would be undertaken into asset management. On 18 November 2016, the FCA published the interim report which indicated that price competition is weak and expressed concerns around the lack of transparency on the objectives, and appropriate benchmarks, for reporting fund performance. The FCA has proposed a number of remedies. The deadline for responses to the interim report was 20 February 2017 and the FCA expects to publish the final report in Q2 2017.

Notes on the accounts

30 Memorandum items continued

FCA Mortgages Market Study

In December 2016, the FCA launched a market study into the provision of mortgages. The FCA has announced that it intends to publish an interim report in summer 2017 with the final report expected in Quarter 1 2018.

At this very early stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

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

Key points

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

Notes on the accounts

30 Memorandum items continued

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

The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group’s US operations.

The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group’s activities in the US may be subject to significant limitations and/or conditions.

US dollar processing consent order

In December 2013 the RBS  Group and RBS plc agreed a settlement with the Federal Reserve, the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, the RBS  Group and RBS plc entered into a consent Cease and Desist Order with the Federal Reserve (US Dollar Processing Order), which remains in effect until terminated by the Federal Reserve. The US Dollar Processing Order (which is publicly available) indicated, among other things, that the RBS Group and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the US comply with applicable OFAC regulations.

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

Under the US Dollar Processing Order (as part of the OFAC compliance programme) the RBS Group was required to appoint an independent consultant to conduct an annual review of OFAC compliance policies and procedures and their implementation and an appropriate risk-focused sampling of US dollar payments. The RBS Group appointed the independent consultant and their reports were submitted to the authorities on 14 June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The second review was conducted by the independent consultant and reports were submitted to the authorities on 30 September 2016. In line with the first review, and following examination of a significant number of sanctions alerts, the independent consultant did not identify any reportable issues. In addition, pursuant to requirements of the US Dollar Processing Order, the RBS Group has provided the required written submissions, including quarterly updates, in a timely manner, and the RBS Group continues to participate in a constructive dialogue with the authorities.

US/Swiss tax programme

In August 2013, the DOJ announced a programme for Swiss banks (the Programme) which provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, of the DOJ’s investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). In December 2013, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme.

Notes on the accounts

30 Memorandum items continued

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. On 23 December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences. If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offenses in connection with US related accounts.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd

The Swiss Financial Market Supervisory Authority (FINMA) has been taking enforcement proceedings against Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB.

On 2 February 2017, FINMA announced that Coutts & Co Ltd had breached money laundering regulations by failing to carry out adequate background checks into business relationships and transactions associated with 1MDB. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million.

Coutts & Co Ltd is also cooperating with investigations and enquiries from authorities in other jurisdictions in relation to the same subject matter. In this context, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016. The outcomes of other proceedings, investigations and enquiries are uncertain but may include financial consequences and/or regulatory sanctions.

Review of suitability of advice provided by Coutts & Co

In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co undertook a past business review into the suitability of investment advice provided to its clients. This review has concluded, as Coutts & Co has contacted affected clients and offered redress in appropriate cases. The majority of these redress payments have now been paid, having been met by the RBS Group’s existing provision.

Regulator requests concerning Mossack Fonseca

In common with other banks, the RBS Group received a letter from the FCA in April 2016 requesting information about any relationship the RBS Group has with the Panama-based law firm Mossack Fonseca or any individuals named in recent media coverage in connection with the same. The RBS Group responded to the FCA setting out details of the limited services provided to Mossack Fonseca and its clients.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC (formerly Ulster Bank Ireland Limited)

On 22 December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who have been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement.

The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI has required Ulster Bank Ireland DAC (UBI DAC), a member of the RBS Group, incorporated in the Republic of Ireland, to participate in this review and UBI DAC is co-operating with the CBI in this regard. The RBS Group has made a lifetime provision totalling EUR 211 million for this matter.

Separately, on 15 April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages.

Notes on the accounts

31 Net cash flow from operating activities	Group			Bank
	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m
Operating (loss)/profit before tax - continuing operations	(224)	(1,753)	902	4,060	(1,105)	2,541
Profit before tax - discontinued operations	60	839	1,675	—	—	—
(Increase)/decrease in prepayments and accrued income	(62)	123	(253)	(15)	17	(24)
Interest on subordinated liabilities	243	250	269	234	243	251
(Decrease)/increase in accruals and deferred income	(66)	(294)	(36)	49	(139)	37
Impairment losses/(recoveries)	19	(728)	(1,249)	155	(12)	228
Loans and advances written-off net of recoveries	(2,885)	(7,194)	(2,019)	(442)	(779)	(775)
Unwind of discount on impairment losses	(75)	(96)	(157)	(35)	(47)	(56)
(Profit)/loss on sale of property, plant and equipment	(5)	(3)	(60)	(2)	8	(28)
(Profit)/loss on sale of subsidiaries and associates	(114)	84	(9)	—	15	(11)
(Profit)/loss on sale of securities	(19)	(9)	(9)	—	—	(6)
Charge for defined benefit pension schemes	97	288	242	46	181	200
Pension scheme curtailments or settlements gain	—	(57)	—	—	—	—
Cash contribution to defined benefit pension schemes	(4,473)	(807)	(804)	(4,349)	(724)	(712)
Other provisions charged net of releases	2,515	3,099	1,012	681	914	857
Other provisions utilised	(1,761)	(1,043)	(1,595)	(488)	(638)	(1,192)
Depreciation and amortisation	137	453	226	115	111	151
Write down of goodwill and other intangible assets	16	107	—	—	—	—
(Write back)/write down of investment in subsidiaries	—	—	—	(73)	2,001	(1,742)
Elimination of foreign exchange differences	(969)	(404)	(499)	(914)	77	90
Other non-cash items	(619)	431	(26)	(8)	352	220
Net cash (outflow)/inflow from trading activities	(8,185)	(6,714)	(2,390)	(986)	475	29
(Increase)/decrease in loans and advances to banks and customers	(19,552)	10,879	21,253	(12,213)	(3,749)	2,170
Decrease/(increase) in securities	1,874	4,488	10,978	(7)	1	1,252
Decrease/(increase) in other assets	245	(134)	(108)	224	(214)	(2)
(Increase)/decrease in derivative assets	(1,360)	1,260	(381)	(996)	1,026	(470)
Changes in operating assets	(18,793)	16,493	31,742	(12,992)	(2,936)	2,950
Increase/(decrease) in deposits by banks and customers	14,272	(4,307)	(43,227)	5,623	4,317	(8,489)
Increase/(decrease) in debt securities in issue	7	(234)	(404)	—	—	—
Increase/(decrease) in other liabilities	484	1,628	(84)	61	(449)	(1,003)
Increase/(decrease) in derivative liabilities	2,059	(1,788)	380	1,643	(1,461)	772
Increase/(decrease) in settlement balances and short positions	744	(3,020)	(2,120)	(39)	(19)	33
Changes in operating liabilities	17,566	(7,721)	(45,455)	7,288	2,388	(8,687)
Income taxes (paid)/received	(77)	169	25	(131)	62	(128)
Net cash (outflow)/inflow from operating activities	(9,489)	2,227	(16,078)	(6,821)	(11)	(5,836)

Notes on the accounts

32 Analysis of the net investment in business interests and intangible assets
	Group			Bank
	2016	2015	2014	2016	2015	2014
Acquisitions and disposals	£m	£m	£m	£m	£m	£m
Value recognised for business transferred from fellow subsidiary	(307)	—	—	—	—	—
Additional investments in Group undertakings	—	—	—	(307)	(700)	—
Net outflow of cash in respect of purchases	(307)	—	—	(307)	(700)	—

Other assets sold	(1,033)	(2,632)	8	—	—	—
Repayments of investments	—	—	—	—	—	6
Non-cash consideration	(15)	—	—	—	—	—
Profit/(loss) on disposal	114	(84)	9	—	(15)	11
Net (outflow)/inflow of cash in respect of disposals	(934)	(2,716)	17	—	(15)	17

Dividends received from associates	—	—	5	—	—	—
Net cash expenditure on intangible assets	(6)	—	(30)	—	—	—
Net (outflow)/inflow	(1,247)	(2,716)	(8)	(307)	(715)	17

33 Interest received and paid
					Group					Bank
					2016	2015	2014			2016	2015	2014
					£m	£m	£m			£m	£m	£m
Interest received					6,270	6,313	6,526			5,133	5,084	5,093
Interest paid					(1,137)	(1,520)	(2,114)			(909)	(1,225)	(1,715)
					5,133	4,793	4,412			4,224	3,859	3,378
34 Analysis of changes in financing during the year

	Group						Bank
	Share capital			Subordinated			Share capital			Subordinated
	and share premium			liabilities			and share premium			liabilities
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,903	3,903	3,903	7,016	7,436	7,528	3,903	3,903	3,903	5,741	6,122	6,106
Redemption of
subordinated liabilities				—	(387)	(60)				—	(387)	—
Net cash outflow
from financing	—	—	—	—	(387)	(60)	—	—	—	—	(387)	—
Currency translation and
other adjustments	—	—	—	279	(33)	(32)	—	—	—	149	6	16
At 31 December	3,903	3,903	3,903	7,295	7,016	7,436	3,903	3,903	3,903	5,890	5,741	6,122

35 Analysis of cash and cash equivalents
	Group			Bank
	2016	2015	2014	2016	2015	2014
	£m	£m	£m	£m	£m	£m
At 1 January
- cash	57,380	10,937	20,276	51,379	3,857	4,653
- cash equivalents	29,163	74,814	81,606	14,808	62,321	65,923
	86,543	85,751	101,882	66,187	66,178	70,576
Net cash (outflow)/inflow	(6,779)	792	(16,131)	(5,036)	9	(4,398)
At 31 December	79,764	86,543	85,751	61,151	66,187	66,178

Comprising:
Cash and balances at central banks	2,567	1,690	2,709	1,198	819	1,054
Treasury bills and debt securities	23	—	527	—	—	—
Loans and advances to banks	77,174	84,853	82,515	59,953	65,368	65,124
Cash and cash equivalents	79,764	86,543	85,751	61,151	66,187	66,178

Note:

(1)    Includes cash collateral posted with bank counterparties in respect of derivative liabilities of nil (2015 - nil; 2014 – £5 million)

The Bank and certain subsidiary undertakings are required to maintain balances with central banks which, at 31 December 2016, amounted to £231 million (2015 - £198 million; 2014 - £198 million).

Notes on the accounts

36 Segmental analysis

(a) Reportable segments

The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. On 5 December 2016 the Corporate & Institutional Banking (CIB) business was re-branded as NatWest Markets (NWM) in readiness for our future ring-fenced structure; this included the renaming of the reportable operating segment as NatWest Markets. NatWest Markets will continue to offer financing, rates and currencies products to its customers. Reported operating segments are as follows:

Organisational structure

The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. The reportable operating segments are as follows:

UK Personal & Business Banking (UK PBB) serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.

Commercial & Private Banking (CPB) comprises two reportable segments, Commercial Banking and Private Banking. Commercial Banking serves commercial and mid-corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

NatWest Markets (NWM), formerly Corporate and Institutional Banking (CIB), consists primarily of the operations of RBS Securities Inc (RBSSI). RBSSI is a U.S. registered broker-dealer principally engaged in the purchase, sale and financing of securities with institutional entities and government sponsored entities.

Capital Resolution was established to execute the sale or wind down of most of the global footprint. Non-strategic markets, portfolio and banking assets identified are being sold or wound down.

Central items & other comprises corporate functions, such as RBS Treasury, Finance, Risk Management, Compliance, Legal, Communications and Human Resources. Central functions manages the Group capital resources and Group-wide regulatory projects and provides services to the reportable segments. Balances relating to UBIH the international private banking business are also included.

Ulster Bank (Ireland) Holdings

Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings Limited on 1 January 2017 in preparation for ring-fencing. NatWest Holding Limited is a direct subsidiary of RBS plc. UBIH is classified as a disposal group at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5. UBIH, which was mainly reported in the Ulster Bank RoI operating segment, is no longer a reportable operating segment but presented as a discontinued operation and comparatives have been re-presented accordingly. UBIH wholly owns Ulster Bank Ireland Designated Activity Company (UBI DAC) which is regulated by the Central Bank of Ireland.

Notes on the accounts

36 Segmental analysis continued

2016	Group
	Net	Non-			Depreciation	Impairment
	interest	interest	Total	Operating	and	(losses)/	Operating
	income	income	income	expenses	amortisation	releases	profit/(loss)
	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	3,517	819	4,336	(2,782)	—	(105)	1,449
Commercial Banking	1,162	450	1,612	(975)	—	(14)	623
Private Banking	380	191	571	(432)	—	1	140
Commercial & Private Banking	1,542	641	2,183	(1,407)	—	(13)	763
NatWest Markets	3	21	24	(115)	—	—	(91)
Capital Resolution	2	42	44	(1,723)	(10)	(12)	(1,701)
Central items & other	(296)	(110)	(406)	(118)	(119)	(1)	(644)
Total	4,768	1,413	6,181	(6,145)	(129)	(131)	(224)

2015
UK Personal & Business Banking	3,366	733	4,099	(2,900)	—	(20)	1,179
Commercial Banking	1,125	402	1,527	(692)	—	(3)	832
Private Banking	385	192	577	(506)	—	(12)	59
Commercial & Private Banking	1,510	594	2,104	(1,198)	—	(15)	891
NatWest Markets	(25)	33	8	(168)	—	—	(160)
Capital Resolution	14	(190)	(176)	(2,355)	—	87	(2,444)
Central items & other	(332)	329	(3)	(772)	(444)	—	(1,219)
Total	4,533	1,499	6,032	(7,393)	(444)	52	(1,753)

2014
UK Personal & Business Banking	3,254	908	4,162	(3,070)	—	(164)	928
Commercial Banking	1,073	454	1,527	(560)	—	(43)	924
Private Banking	423	221	644	(412)	—	5	237
Commercial & Private Banking	1,496	675	2,171	(972)	—	(38)	1,161
NatWest Markets	3	53	56	(266)	—	—	(210)
Capital Resolution	19	522	541	(382)	(3)	74	230
Central items & other	(625)	277	(348)	(647)	(212)	—	(1,207)
Total	4,147	2,435	6,582	(5,337)	(215)	(128)	902

	2016			2015			2014
Total revenue		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	5,214	(4)	5,210	4,949	(15)	4,934	4,947	(26)	4,921
Commercial Banking	1,474	16	1,490	1,393	12	1,405	1,467	13	1,480
Private Banking	660	30	690	676	42	718	768	48	816
Commercial & Private Banking	2,134	46	2,180	2,069	54	2,123	2,235	61	2,296
NatWest Markets	20	—	20	61	—	61	54	2	56
Capital Resolution	59	2	61	19	72	91	983	122	1,105
Central items & other	210	(44)	166	703	(111)	592	602	(159)	443
Total	7,637	—	7,637	7,801	—	7,801	8,821	—	8,821

Notes on the accounts

36 Segmental analysis continued

	2016			2015			2014
		Inter			Inter			Inter
	External	segment	Total	External	segment	Total	External	segment	Total
Total income	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	4,332	4	4,336	4,063	36	4,099	4,086	76	4,162
Commercial Banking	1,699	(87)	1,612	1,613	(86)	1,527	1,611	(84)	1,527
Private Banking	572	(1)	571	582	(5)	577	656	(12)	644
Commercial & Private Banking	2,271	(88)	2,183	2,195	(91)	2,104	2,267	(96)	2,171
NatWest Markets	24	—	24	8	—	8	54	2	56
Capital Resolution	46	(2)	44	(114)	(62)	(176)	669	(128)	541
Central items & other	(492)	86	(406)	(120)	117	3	(494)	146	(348)
Total	6,181	—	6,181	6,032	—	6,032	6,582	—	6,582

	2016			2015			2014
			Cost to acquire			Cost to acquire			Cost to acquire
			fixed assets			fixed assets			fixed assets
			and intangible			and intangible			and intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	120,903	132,152	—	108,008	126,362	—	97,925	123,357	—
Commercial Banking	43,815	73,378	3	40,472	65,075	—	39,557	61,745	—
Private Banking	28,228	27,180	—	25,304	24,309	—	26,903	22,913	5
Commercial & Private Banking	72,043	100,558	3	65,776	89,384	—	66,460	84,658	5
NatWest Markets	29,029	25,767	—	26,238	22,862	10	20,048	14,822	2
Capital Resolution	3,007	7,489	—	4,012	7,545	—	80,405	19,805	107
Central items & other	91,494	34,510	91	98,396	41,110	262	44,362	50,790	128
Total	316,476	300,476	94	302,430	287,263	272	309,200	293,432	242

Segmental analysis of goodwill is as follows:
Private
Banking
£m
At 1 January 2015	174
Currency translation and other adjustments	12
Transfer to disposal groups	(186)
At 1 January 2016	—

Notes on the accounts

 36 Segmental analysis continued

(b) Geographical segments
The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	Group
2016	UK	USA	Europe	RoW	Total
	£m	£m	£m	£m	£m
Total revenue	7,357	141	45	94	7,637

Net interest income	4,759	(4)	6	7	4,768
Net fees and commissions	1,445	52	(4)	5	1,498
Income from trading activities	(437)	87	11	1	(338)
Other operating income	160	6	10	77	253
Total income	5,927	141	23	90	6,181

Operating profit/(loss) before tax	1,385	(1,610)	(64)	65	(224)
Total assets	262,767	27,702	25,848	159	316,476
of which total assets held for sale	—	—	24,976	—	24,976
Total liabilities	251,583	27,815	21,005	73	300,476
of which total liabilities held for sale	—	—	19,313	—	19,313
Net assets attributable to equity shareholders and non-controlling interests	11,184	(113)	4,843	86	16,000
Contingent liabilities and commitments	54,095	—	3,359	—	57,454
Cost to acquire property, plant and equipment and intangible assets	85	3	5	1	94

2015
Total revenue	7,678	241	(187)	69	7,801

Net interest income	4,484	(7)	34	22	4,533
Net fees and commissions	1,343	104	56	28	1,531
Income from trading activities	(57)	22	(20)	4	(51)
Other operating income	219	78	(276)	(2)	19
Total income	5,989	197	(206)	52	6,032

Operating profit/ (loss) before tax	1,047	(2,422)	(360)	(18)	(1,753)
Total assets	252,036	25,319	22,702	2,373	302,430
Total liabilities	243,638	23,922	17,359	2,344	287,263
Net assets attributable to equity owners and non-controlling interests	8,398	1,397	5,343	29	15,167
Contingent liabilities and commitments	49,258	1	2,610	19	51,888
Cost to acquire property, plant and equipment and intangible assets	173	69	7	23	272

2014
Total revenue	7,987	632	124	78	8,821

Net interest income	4,144	(7)	(12)	22	4,147
Net fees and commissions	1,540	196	76	35	1,847
Income from trading activities	(426)	320	15	6	(85)
Other operating income	573	60	40	—	673
Total income	5,831	569	119	63	6,582

Operating profit before tax	850	98	(55)	9	902
Total assets	248,805	27,033	30,645	2,717	309,200
Total liabilities	241,881	23,522	25,353	2,676	293,432
Net assets attributable to equity owners and non-controlling interests	6,924	3,511	5,292	41	15,768
Contingent liabilities and commitments	47,622	493	4,558	31	52,704
Cost to acquire property, plant and equipment and intangible assets	66	55	119	2	242

Notes on the accounts

37 Directors’ and key management remuneration

The directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group.

	2016	2015
Directors' remuneration	£000	£000
Non-executive directors emoluments	1,466	1,466
Chairman and executive directors emoluments	5,801	5,781
	7,267	7,247
Amounts receivable under long-term incentive plans and share option plans	993	324
	8,260	7,571

No directors accrued benefits under defined benefit schemes or money purchase schemes during 2016 and 2015.

The executive directors may participate in the company's long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the Directors' remuneration report in the Report and Accounts of the RBS Group. Details of the remuneration received by each director is also given in the Directors' remuneration report in the Report and Accounts of the RBS Group.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2016	2015
	£000	£000
Short-term benefits	20,350	19,395
Post-employment benefits	471	435
Share-based payments	2,606	3,472
	23,427	23,302

Key management comprises members of the RBS Group Executive Committee.

38 Transactions with directors and key management

(a) At 31 December 2016, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions, as defined in UK legislation, in the Group, were £14,776 in respect of loans to two persons who were directors of the Bank at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group Executive Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2016	2015
	£000	£000
Loans and advances to customers	3,066	2,618
Customer accounts	14,288	11,049

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

Notes on the accounts

39 Related parties

UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group. During 2015, all of the B shares held by the UK Government were converted into ordinary shares of £1 each.

The Group enters into transactions with many of these bodies on an arm’s length basis. Transactions include the payment of: taxes principally UK corporation tax (see Note 6) and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

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

The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2016	2015	2014
	£m	£m	£m
Continuing operations
Interest receivable	491	646	739
Interest payable	(427)	(531)	(728)
Fees and commissions receivable	24	76	80
Fees and commissions payable	(1)	(62)	(57)
Other administrative expenses	(2,288)	(2,222)	(2,072)
Continuing operations	(2,201)	(2,093)	(2,038)

Discontinued operations
Net expenses	(8)	(19)	(4)
Other administrative expenses	(81)	(27)	(50)
	(89)	(46)	(54)

40 Ultimate holding company

The Group’s ultimate holding company is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2016, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following placing and open offers by The Royal Bank of Scotland Group plc in December 2008 and April 2009, the UK Government, through HM Treasury, currently holds 72.6% of the issued ordinary share capital of the ultimate holding company and is therefore the Group’s ultimate controlling party.

41 Post balance sheet events

To support the introduction of a ring-fencing from 1 January 2019, on 1 January 2017 NatWest Holdings Limited, a direct subsidiary of RBS plc, acquired National Westminster Bank Plc from RBS plc and Ulster Bank (Ireland) Holdings Unlimited Company from Ulster Bank Limited.

Notes on the accounts

42 Related undertakings

Group legal entities and activities at 31 December 2016

In accordance with the Companies Act 2006, the Bank’s related undertakings and the accounting treatment for each are listed below. All undertakings are wholly-owned by the Bank or subsidiaries of the Bank and are consolidated by reason of contractual control (Section 1162(2) CA 2006), unless otherwise indicated. Group interest refers to ordinary shares of equal values and voting rights unless further analysis is provided in the notes. Activities are classified in accordance with Annex I to the Capital Requirements Directive (“CRD IV”) and the definitions in Article 4 of the Capital Requirements Regulation. All other requirements of the Capital Requirements (country-by-country) Reporting Regulations 2013 will be published on the RBS Group’s website.

The following table details active related undertakings incorporated in the United Kingdom which are 100% owned by the Group and fully consolidated for accounting purposes.

Entity name	Activity(1)	Address
Coutts & Company	BF	440 Strand, London, WC2R 0QS, England
Coutts Finance Company	BF	440 Strand, London, WC2R 0QS, England
National Westminster Properties No. 1 Ltd	SC	135 Bishopsgate, London, EC2M 3UR, England
NatWest Capital Finance Ltd	BF	1 Princes Street, London, EC2R 8PB, England
NatWest Corporate Investments	BF	135 Bishopsgate, London, EC2M 3UR, England
NatWest Finance Ltd	BF	135 Bishopsgate, London, EC2M 3UR, England
NatWest Machinery Leasing Ltd	BF	135 Bishopsgate, London, EC2M 3UR, England
NatWest Property Investments Ltd	INV	135 Bishopsgate, London, EC2M 3UR, England
NatWest Specialised Property Investments Ltd	BF	1 Princes Street, London, EC2R 8PB, England
NatWest Ventures Investments Ltd	BF	135 Bishopsgate, London, EC2M 3UR, England
RB Investments 3 Ltd	OTH	135 Bishopsgate, London, EC2M 3UR, England
RBS Asset Management (ACD) Ltd	BF	135 Bishopsgate, London, EC2M 3UR, England
RBS Asset Management Holdings	BF	135 Bishopsgate, London, EC2M 3UR, England
RBS Special Opportunities General Partner (England) Ltd	BF	135 Bishopsgate, London, EC2M 3UR, England
RBS Special Opportunities General Partner (Scotland) II Ltd	BF	24/25 St. Andrew Square, Edinburgh, EH2 1AF, Scotland
RBS Special Opportunities General Partner (Scotland) Ltd	BF	24/25 St. Andrew Square, Edinburgh, EH2 1AF, Scotland
Ulster Bank Commercial Services (NI) Ltd	BF	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
Ulster Bank Ltd	CI	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
Ulster Bank Pension Trustees Ltd	TR	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
West Register (Northern Ireland) Property Ltd	INV	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
WR (NI) Property Investments Ltd	INV	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
WR (NI) Property Realisations Ltd	INV	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland

The following table details active related undertakings incorporated outside the United Kingdom which are 100% owned by the Group and fully consolidated for accounting purposes.

Country	Entity name	Activity(1)	Address
Cayman Islands	Coutts General Partner (Cayman) V Ltd	BF	Coutts House, 1446, West Bay Road, PO Box 707, Georgetown, Grand Cayman, KY1-1107
Cayman Islands	Equator Investments (Cayman) Ltd	BF	Maples Corporate Services Limited, PO Box 39, George Town, Ugland House, Grand Cayman KY1-1104
Denmark	Airside Properties ASP Denmark AS	BF	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40 Denmark
Denmark	Airside Properties Denmark AS	BF	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40 Denmark
Denmark	Kastrup Commuter K/S	BF	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40 Denmark
Denmark	Kastrup Hangar 5 K/S	BF	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40 Denmark
Denmark	Kastrup V & L Building K/S	BF	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40 Denmark
Finland	Artul Kiinteistöt Oy	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Fab Ekenäs Formanshagen 4	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Forssa Liikekiinteistöt Oy	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Kiinteistö Oy Pennalan Johtotie 2	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Espoon Entresse II	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Espoon Niittysillantie 5	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Helsingin Mechelininkatu 1	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Helsingin Osmontie 34	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Helsingin Panuntie 11	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Helsingin Panuntie 6	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors

For notes for this table refer to page 222.

Notes on the accounts

42 Related undertakings continued

Country	Entity name	Activity(1)	Address
Finland	Koy Iisalmen Kihlavirta	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Jämsän Keskushovi	BF	Södra esplanaden 12 c/o Nordisk Renting Oy, 00130 Helsingfors, Finland
Finland	Koy Kokkolan Kaarlenportti Fab	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Kouvolan Oikeus ja Poliisitalo	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Lohjan Huonekalutalo	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Millennium	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Nummelan Portti	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Nuolialan päiväkoti	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Päiväläisentie 1-6	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Peltolantie 27	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Raision Kihlakulma	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Ravattulan Kauppakeskus	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Tapiolan Louhi	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Koy Vapaalan Service-Center	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Finland	Nordisk Renting Oy	BF	C/O Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130 Finland, Helsingfors
Germany	RBS Deutschland Holdings GmbH	BF	Junghofstrasse 22, Frankfurt am Main, D-60311
Germany	RBS Structured Financial Services GmbH	BF	Junghofstrasse 22, Frankfurt am Main, D-60311
Guernsey	Lothbury Insurance Company Ltd	BF	PO Box 384, The Albany, South Esplanade, St Peter Port, GY1 4NF
India	RBS Services India Private Ltd	SC	DLF Cyber Green, Tower C, DLF Cyber City, Haryana, 122 002
Republic of Ireland	Easycash (Ireland) Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2,
Republic of Ireland	First Active Holdings Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2,
Republic of Ireland	First Active Insurances Services Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2,
Republic of Ireland	First Active Investments No. 4 Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2,
Republic of Ireland	First Active Treasury Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Hume Street Nominees Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2,
Republic of Ireland	Norgay Property Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	RBS Asset Management (Dublin) Ltd	BF	Guild House, Guild Street, IFSC, Dublin, 1
Republic of Ireland	The RBS Group Ireland Retirement Savings Trustee Ltd	TR	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Ulster Bank (Ireland) Holdings Unlimited Company	INV	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Ulster Bank Commercial Services Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Ulster Bank Dublin Trust Company Unlimited Company	TR	Ulster Bank Group Centre, George's Quay, Dublin 2,
Republic of Ireland	Ulster Bank Holdings (ROI) Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Ulster Bank Ireland Designated Activity Company	CI	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Ulster Bank Pension Trustees (RI) Ltd	TR	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Ulster Bank Wealth Unlimited Company	BF	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Walter Property Ltd	BF	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	West Register (Republic of Ireland) Property Ltd	INV	Ulster Bank Group Centre, George's Quay, Dublin 2
Isle Of Man	Coutts & Co (Manx) Ltd	BF	23/25 Broad Street, St Helier, JE4 8ND
Isle Of Man	The Royal Bank of Scotland Employment (Isle of Man) Ltd	BF	Sixty Circular Road, Douglas, IM1 1AE Isle Of Man

For notes for this table refer to page 222.

Notes on the accounts

42 Related undertakings continued

Country	Entity name	Activity(1)	Address
Netherlands	National Westminster International Holdings B.V.	BF	24/25 St Andrew Square, Edinburgh, EH2 1AF Scotland
Netherlands	NatWest Securities B.V.	BF	Gustav Mahlerlaan 350, Amsterdam, 1082 ME
Netherlands	RBS Investments Netherlands B.V.	BF	Gustav Mahlerlaan 350, Amsterdam, 1082 ME
Netherlands	RBS Netherlands Holdings B.V.	BF	Gustav Mahlerlaan 350, Amsterdam, 1082 ME
Norway	BD Lagerhus AS	BF	C/O Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161 Norway, Oslo
Norway	Eiendomsselskapet Apteno Larvik AS	BF	C/O Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161 Norway, Oslo
Norway	Hatros 1 AS	BF	C/O Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161 Norway, Oslo
Norway	Nordisk Renting AS	BF	C/O Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161 Norway, Oslo
Norway	Ringdalveien 20 AS	BF	C/O Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161 Norway, Oslo
Sweden	Airside Properties AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Arkivborgen KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Backsmedjan KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Bil Fastigheter i Sverige AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Bilfastighet i Täby AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Braheberget KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Brödmagasinet KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Dalklockan 6 KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Eurohill 4 KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Fastighet Kallebäck 2:4 i Göteborg AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Fastighets AB Flöjten i Norrköping	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Fastighets AB Hammarbyvagnen	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Fastighets AB Kabisten 1	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Fastighets AB Stockmakaren	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Fastighets AB Xalam	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Fastighets Aktiebolaget Sambiblioteket	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Fastighetsbolaget Holma i Höör AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Forskningshöjden KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Förvaltningsbolaget Dalkyrkan KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Förvaltningsbolaget Predio 3 KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Gredelinen KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Grinnhagen KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Horrsta 4:38 KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	IR Fastighets AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	IR IndustriRenting AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Kallebäck Institutfastigheter AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	KB Eurohill	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	KB IR Gamlestaden	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	KB Lagermannen	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	KB Likriktaren	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Läkten 1 KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	LerumsKrysset KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Limstagården KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Mjälgen KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Nordisk Renting AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Nordisk Renting Kapital AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Nordisk Specialinvest AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Nordiska Strategifastigheter Holding AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Pyrrhula 6,7 AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	SFK Kommunfastigheter AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Sjöklockan KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Skinnarängen KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Solbänken KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Strand European Holdings AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm

For notes for this table refer to page 222.

Notes on the accounts

42 Related undertakings  continued

Country	Entity name	Activity(1)	Address
Sweden	Svenskt Fastighetskapital AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Svenskt Fastighetskapital Holding AB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Tingsbrogården KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Tygverkstaden 1 KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Vansbro Fjärrvärme KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Vansbroviken KB	BF	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Switzerland	Coutts & Co Ltd	BF	Lerchenstrasse 18, Zurich, 8022 Switzerland
Switzerland	Coutts & Co Trustees (Suisse) S.A.	BF	Rue du Rhône 14, c/o Regus Rue du Rhône Sàrl, 1204 Genève
Switzerland	RBS Services (Switzerland) Ltd	SC	Lerchenstrasse 18, Zurich, CH 8022
United States	Candlelight Acquisition LLC	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	Communications Capital Group I, LLC	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	Communications Capital Group II, LLC	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	Financial Asset Securities Corp.	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	Greenwich Capital Derivatives, Inc.	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	Lease Plan North America LLC	BF	1209 Orange Street, Wilmington, New Castle, Delaware, 2903
United States	NatWest Group Holdings Corp	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	Random Properties Acquisition Corp. I	INV	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	Random Properties Acquisition Corp. II	INV	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	Random Properties Acquisition Corp. III	INV	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	Random Properties Acquisition Corp. IV	INV	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	RBS Acceptance Inc.	CI	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	RBS Americas Property Corp.	SC	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	RBS Commercial Funding Inc.	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	RBS Equity Corp	BF	340 Madison Avenue, New York, New York, 10173 United States
United States	RBS Financial Products Inc.	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	RBS Holdings USA Inc.	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	RBS Investments USA Corp.	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	RBS Securities Inc.	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808
United States	RBS Smart Products Inc	BF	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808

The following table details an active related undertaking incorporated in the United Kingdom where the Group ownership is less than 100%.

Entity name	Activity (1)	Accounting treatment(2)	Group interest %	Address	Notes
GWNW City Developments Ltd	BF	EAJV	50	Gate House, Turnpike Road, High Wycombe, Buckinghamshire, HP12 3NR England

The following table details active related undertakings incorporated outside the United Kingdom where the Group ownership is less than 100%.

Country	Entity name	Activity (1)	Accounting treatment (2)	Group interest%	Address	Notes
Germany	Argos Vermögensver-waltung GmbH	OTH	IA	40	Junghofstr. 22, Frankfurt, 60311
Germany	BLIXA Elfte Vermögensver-waltung GmbH	BF	IA	40	Junghofstrasse 22, Frankfurt am Main, D-60311
Jersey	The Royal Bank of Scotland International (Holdings) Ltd	BF	IA	44	Royal Bank House, 71 Bath Street, St Helier, JE4 8PJ
Republic of Ireland	Celtic Residential Irish Mortgage Securitisation No 09 plc	BF	FC	0	Riverside One, Sir John Rogersons Quay, Dublin 1
Republic of Ireland	Celtic Residential Irish Mortgage Securitisation No 10 plc	BF	FC	0	5 Harbourmaster Place, Dublin 1
Republic of Ireland	Celtic Residential Irish Mortgage Securitisation No 11 plc	BF	FC	0	5 Harbourmaster Place, Dublin 1
Republic of Ireland	Celtic Residential Irish Mortgage Securitisation No 12 DAC	BF	FC	0	5 Harbourmaster Place, Dublin 1
Republic of Ireland	Celtic Residential Irish Mortgage Securitisation No 14 DAC	BF	FC	0	5 Harbourmaster Place, Dublin 1
Republic of Ireland	Celtic Residential Irish Mortgage Securitisation No 15 DAC	BF	FC	0	5 Harbourmaster Place, Dublin 1
Republic of Ireland	Celtic Residential Irish mortgage Securitisation No 16 DAC	BF	FC	0	5 Harbourmaster Place, Dublin 1
Republic of Ireland	Qulpic Ltd	BF	FC	67	70 Sir John Rogerson's Quay, Dublin 2
Republic of Ireland	The Drive4Growth Company Ltd	OTH	IA	20	C/O Denis Crowley & Co, Chartered Accountants, Unit 6 Riverside Grove, Riverstick, Co. Cork Ireland
Republic of Ireland	Zrko Ltd	BF	FC	67	70 Sir John Rogerson's Quay, Dublin 2
Sweden	Bong Fastigheter KB	BF	FC	51	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm

For notes for this table refer to page 222.

Notes on the accounts

42 Related undertakings continued

Country	Entity name	Activity (1)	Accounting treatment (2)	Group Interest %	Address	Notes
Sweden	Förvaltningsbolaget Klöverbacken Skola KB	BF	FC	51	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Optimus KB	BF	FC	51	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Stora Kvarnen KB	BF	FC	51	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
United States	Amtrust Acquisition LLC	BF	IA	24	2711 Centerville Road Suite 400, Wilmington, Delaware, 19808	(3)

The following table details an active related undertaking which is 100% owned by the Group but is not consolidated for accounting purposes(4).

Country	Entity Name	Activity (1)	Address	Notes
United States	West Granite Homes Inc.	OTH	Bellevue Parkway, Suite 210, Wilmington, Delaware, 19809	(5)

The following tables detail related undertakings that are not active.

Actively being dissolved

Country	Entity name	Accounting treatment (2)	Group interest %	Address	Notes
Cayman Islands	NatWest (Deansgate) Investments Ltd	FC	100	Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005
Germany	West Register Prime Holding GmbH i. L.	INV	100	Emil-Riedl-Weg 6, Pullach i.Isartal, D-82049
Republic of Ireland	First Active Investments No. 3 Ltd	FC	100	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	First Active Nominees Ltd	FC	100	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Meritvale Ltd	FC	100	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	National Westminster Services (Ireland) Ltd	FC	100	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	NatWest Holdings (Ireland)	FC	100	24/26 City Quay, Dublin 2, Ireland
Republic of Ireland	The Royal Bank of Scotland Finance (Ireland)	FC	100	24/26 City Quay, Dublin 2, Ireland
Republic of Ireland	UB SIG (ROI) Ltd	FC	100	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Ulster Bank Group Treasury Ltd	FC	100	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Ulster Bank Investment Funds Ltd	FC	100	Ulster Bank Group Centre, George's Quay, Dublin 2
Republic of Ireland	Ulster International Finance	FC	100	Ulster Bank Group Centre, George's Quay, Dublin 2
Norway	Airside Properties ASP Norway AS	FC	100	C/O Visma Services, Lyskaer 3 CD, Herlev, Denmark
Norway	Airside Properties Norway AS	FC	100	C/O Visma Services, Lyskaer 3 CD, Herlev, Denmark
United Kingdom	Beveltop Ltd	FC	100	135 Bishopsgate, London, EC2M 3UR England
United Kingdom	Cornhill Holdings Ltd	FC	100	135 Bishopsgate, London, EC2M 3UR England
United Kingdom	District Bank Ltd	FC	100	1 Princes Street, London, EC2R 8PB England
United Kingdom	GRG Real Estate Asset Management (Northern Ireland) Ltd	FC	100	11-16 Donegall Square East, Belfast, Belfast, BT1 5UB, Nothern Island
United Kingdom	NatWest (HMHP) Ltd	FC	100	135 Bishopsgate, London, EC2M 3UR England
United Kingdom	NatWest Corporate Services (Ireland)	FC	100	No. 1 Dorset Street, Southampton, Hampshire, SO15 2DP, England
United Kingdom	RBS Hotel Development Company Ltd	FC	100	135 Bishopsgate, London, EC2M 3UR England
United Kingdom	The Mortgage Corporation	FC	100	Group Secretariat, RBS Group plc., 1 Princes Street, London, EC2R 8PB, England
United Kingdom	UB SIG (NI) Ltd	FC	100	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland

For notes to this table refer to page 222.

Notes on the accounts

42 Related undertakings continued

Dormant

Country	Entity name	Accounting treatment (2)	Group interest %	Address
Denmark	Nordisk Renting A/S	FC	100	c/o Adv Jan-Erik Svensson, HC Andersens Boulevard 12, Kopenhaum V, 1553 Denmark
Ireland	First Active Ltd	FC	100	Ulster Bank Group Centre, George's Quay, Dublin 2
Jersey	National Westminster Bank Nominees (Jersey) Ltd	FC	100	16 Library Place, St. Helier, Jersey, JE4 8ND
Sweden	Nordisk Renting Facilities Management AB	FC	100	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Nordisk Renting HB	FC	100	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
Sweden	Svenskt Energikapital AB	FC	100	C/O Nordisk Renting AB, Box 14044, SE-104 40 Sweden, Stockholm
United Kingdom	CNW Group Ltd	FC	100	135 Bishopsgate, London, EC2M 3UR England
United Kingdom	Dormaco (No.12) Ltd	FC	100	1 Princes Street, London, EC2R 8PB England
United Kingdom	Dunfly Trustee Ltd	FC	100	1 Princes Street, London, EC2R 8PB England
United Kingdom	Greenwich NatWest Ltd	FC	100	135 Bishopsgate, London, EC2M 3UR England
United Kingdom	Latam Directors Ltd	NC	100	Quartermile Two, 2 Lister Square, Edinburgh, Midlothian, EH3 9GL Scotland
United Kingdom	Lombard Bank	FC	100	Lee House, Baird Road, Enfield, Middlesex, EN1 1SJ England
United Kingdom	National Westminster Ltd	FC	100	1 Princes Street, London, EC2R 8PB England
United Kingdom	NatWest Aerospace Trust Company Ltd	FC	100	135 Bishopsgate, London, EC2M 3UR England
United Kingdom	NatWest FIS Nominees Ltd	FC	100	Premier Place, 2 1/2 Devonshire Square, London, EC2M 4BA England
United Kingdom	NatWest Nominees Ltd	FC	100	Premier Place, 2 1/2 Devonshire Square, London, EC2M 4BA England
United Kingdom	NatWest PEP Nominees Ltd	FC	100	1 Princes Street, London, EC2R 8PB England
United Kingdom	NatWest Security Trustee Company Ltd	FC	100	135 Bishopsgate, London, EC2M 3UR England
United Kingdom	RBS Investment Executive Ltd	NC	100	24/25 St Andrew Square, Edinburgh, EH2 1AF Scotland
United Kingdom	Strand Nominees Ltd	FC	100	440 Strand, London, WC2R 0QS England
United Kingdom	Syndicate Nominees Ltd	FC	100	1 Princes Street, London, EC2R 8PB England
United Kingdom	Westminster Bank Ltd	FC	100	1 Princes Street, London, EC2R 8PB England

Notes:
(1)	Activity: Banking and Financial institution - BF Credit institution – CI Investment (shares or property) holding company - INV Service company - SC Trustee - TR Other – OTH
(2)	Accounting treatment: Equity accounting - Associate - EAA Equity accounting - Joint Venture - EAJV Fully consolidated - FC Investment Accounting - IA Not consolidated – NC
(3)	Related undertaking consolidated because the Group controls the company by virtue of contractual agreements
(4)	Related undertaking not consolidated as it is not controlled by the Group.
(5)	Related undertaking owned for the benefit of Group pension schemes.

Group overseas branches

The company’s related undertakings have branches in the following countries.

Subsidiary	Geographic location of branches
Coutts & Co Ltd	Hong Kong, Singapore
Easycash (Ireland) Ltd	United Kingdom
National Westminster Bank Plc	Jersey
Ulster Bank Ireland DAC	United Kingdom

Additional information

Financial summary

The Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years are presented below.

Summary consolidated income statement	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Net interest income	4,768	4,533	4,147	3,404	2,221
Non-interest income	1,413	1,499	2,435	2,923	3,347
Total income	6,181	6,032	6,582	6,327	5,568
Operating expenses	(6,274)	(7,837)	(5,552)	(8,240)	(6,059)
(Loss)/profit before impairment losses	(93)	(1,805)	1,030	(1,913)	(491)
Impairment (losses)/releases	(131)	52	(128)	(1,370)	(1,206)
Operating (loss)/profit before tax	(224)	(1,753)	902	(3,283)	(1,697)
Tax (charge)/credit	(706)	(289)	(998)	837	256
(Loss)/profit for the year from continuing operations	(930)	(2,042)	(96)	(2,446)	(1,441)
Profit/(loss) from discontinued operations, net of tax	63	836	1,829	(3,517)	(1,811)
(Loss)/profit for the year	(867)	(1,206)	1,733	(5,963)	(3,252)

Attributable to:
Non-controlling interests	—	(1)	—	—	—
Ordinary shareholders	(867)	(1,205)	1,733	(5,963)	(3,252)
	(867)	(1,206)	1,733	(5,963)	(3,252)

Summary consolidated balance sheet	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Loans and advances	274,217	280,110	280,078	314,139	329,532
Debt securities and equity shares	4,550	7,921	14,608	23,851	35,813
Derivatives and settlement balances	5,597	4,751	5,948	6,758	7,148
Other assets	32,112	9,648	8,566	8,656	8,222
Total assets	316,476	302,430	309,200	353,404	380,715

Owners' equity	15,580	14,821	15,374	12,788	16,492
Non-controlling interests	420	346	394	1,278	1,257
Subordinated liabilities	7,295	7,016	7,436	7,528	7,627
Deposits	253,984	256,252	260,559	303,786	322,171
Derivatives, settlement balances and short positions	10,998	8,708	13,428	16,359	20,150
Other liabilities	28,199	15,287	12,009	11,665	13,018
Total liabilities and equity	316,476	302,430	309,200	353,404	380,715

Other financial data	2016	2015	2014	2013	2012
Dividend payout ratio (1)	—	—	10.1%	—	—
Return on average total assets (2)	(0.28%)	(0.39%)	0.50%	(1.54%)	(0.84%)
Return on average ordinary shareholders' equity (3)	(5.3%)	(7.7%)	11.7%	(34.4%)	(22.3%)
Average owners' equity as a percentage of average total assets	5.2%	5.0%	4.3%	4.5%	3.8%
Ratio of earnings to combined
fixed charges and preference share dividends (4,5)
- including interest on deposits	0.79	(0.36)	2.45	(1.18)	(0.10)
- excluding interest on deposits	0.17	(5.44)	9.95	(22.79)	(9.47)
Ratio of earnings to fixed charges only (4,5)
- including interest on deposits	0.79	(0.36)	2.45	(1.18)	(0.10)
- excluding interest on deposits	0.17	(5.44)	9.95	(22.79)	(9.47)

Notes:

(1)     Dividend payout ratio represents dividends paid and current year final dividends proposed as a percentage of net profit attributable to ordinary shareholders.

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

(5)    The earnings for the years ended 31 December 2016, 2015, 2013 and 2012 were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the years ended 31 December 2016, 2015, 2013 and 2012 was £810 million,  £1,040 million, £2,857 million and £2,702 million respectively. The coverage deficiency for fixed charges only for the years ended 31 December 2016, 2015, 2013 and 2012 was £810 million, £1,040 million, £2,857 million and £2,702 million respectively.

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

Analysis of loans to customers by geographical area and type of customer

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

		After 1 year
	Within	but within	After	2016
	1 year	5 years	5 years	Total	2015	2014	2013	2012
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,416	—	1	1,417	1,295	1,128	1,360	1,211
Finance	1,453	978	166	2,597	2,699	3,225	3,869	4,636
Residential mortgages	8,342	22,230	75,772	106,344	91,343	79,348	73,143	68,856
Personal lending	4,612	3,262	2,399	10,273	10,549	11,576	12,061	13,630
Property	3,434	6,018	4,334	13,786	14,480	17,261	18,688	21,060
Construction	1,340	702	166	2,208	2,141	2,219	2,596	3,021
Manufacturing	1,597	1,449	426	3,472	3,413	3,600	3,066	4,115
Services industries and business activities	10,437	8,830	4,342	23,609	22,285	22,059	21,526	21,651
Agriculture, forestry and fishing	889	897	844	2,630	2,612	2,397	2,191	2,063
Finance leases and instalment credit	23	35	57	115	123	138	127	123
Accrued interest	136	24	3	163	166	176	361	222
Total UK	33,679	44,425	88,510	166,614	151,106	143,127	138,988	140,588

Overseas
US	784	—	346	1,130	252	769	1,104	3,098
Rest of the World	3,243	39	126	3,408	20,285	33,520	40,969	42,396
Total Overseas	4,027	39	472	4,538	20,537	34,289	42,073	45,494

Reverse repos
US	7,476	—	—	7,476	10,524	5,658	14,199	22,811

Loans and advances to customers - gross	45,182	44,464	88,982	178,628	182,167	183,074	195,260	208,893
Loan impairment provisions				(1,563)	(5,335)	(13,908)	(17,972)	(14,385)
Loans and advances to customers - net				177,065	176,832	169,166	177,288	194,508

Fixed rate	11,001	18,235	63,402	92,638	76,139	67,824	54,677	57,794
Variable rate	26,705	26,229	25,580	78,514	95,504	109,592	126,384	128,288
Reverse repos	7,476	—	—	7,476	10,524	5,658	14,199	22,811
Loans and advances to customers - gross	45,182	44,464	88,982	178,628	182,167	183,074	195,260	208,893

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

Additional information

Financial summary continued

Average balance sheet and related interest
		2016			2015
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	89,019	489	0.55	92,118	630	0.68
	- Overseas	1,157	4	0.35	4,446	20	0.45
Loans and advances to customers	- UK	148,654	5,271	3.55	133,096	5,080	3.82
	- Overseas	636	11	1.73	3,724	52	1.40
Debt securities	- UK	64	1	1.56	111	2	1.80
	- Overseas	284	5	1.76	621	9	1.45
Interest-earning assets	- UK	237,737	5,761	2.42	225,325	5,712	2.54
	- Overseas	2,077	20	0.96	8,792	81	0.92
Total interest-earning assets	- banking business (1,2,4)	239,814	5,781	2.41	234,117	5,793	2.47
	- trading business (3)	30,188			28,528
Interest-earning assets		270,002			262,645
Non-interest-earning assets		44,993			46,176
Total assets		314,995			308,821

Percentage of assets applicable to overseas operations		10.7%			21.5%

Liabilities
Deposits by banks	- UK	14,335	73	0.51	11,204	41	0.37
	- Overseas	1,339	7	0.52	1,431	16	1.12
Customer accounts: demand deposits	- UK	83,969	266	0.32	78,353	402	0.51
	- Overseas	2	—	—	35	3	8.55
Customer accounts: savings deposits	- UK	47,664	226	0.47	48,282	272	0.56
	- Overseas	46	—	—	52	—	—
Customer accounts: other time deposits	- UK	8,536	196	2.30	15,998	268	1.68
	- Overseas	97	—	—	358	10	2.80
Subordinated liabilities	- UK	6,765	234	3.46	6,752	243	3.60
	- Overseas	380	4	1.05	331	3	0.90
Internal funding of trading business	- UK	6,326	7	0.11	(284)	2	(0.70)
Interest-bearing liabilities	- UK	167,595	1,002	0.60	160,305	1,228	0.77
	- Overseas	1,864	11	0.59	2,207	32	1.45
Total interest-bearing liabilities	- banking business (1)	169,459	1,013	0.60	162,512	1,260	0.78
	- trading business (3)	18,916			24,849
Interest-bearing liabilities		188,375			187,361
Non-interest-bearing liabilities:
Demand deposits	- UK	46,975			57,743
	- Overseas	4,559			2,111
Other liabilities		58,719			46,033
Total equity		16,367			15,574
Total liabilities and equity		314,995			308,821

Percentage of liabilities applicable to overseas operations		7.7%			18.1%

For the notes to this table refer to the following page.

Additional information

Financial summary continued

Average balance sheet and related interest
		2014
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	96,318	699	0.73
	- Overseas	4,066	41	1.01
Loans and advances to customers	- UK	128,376	5,131	4.00
	- Overseas	5,238	5	0.10
Debt securities	- UK	691	13	1.88
	- Overseas	553	5	0.90
Interest-earning assets	- UK	225,385	5,843	2.59
	- Overseas	9,857	51	0.52
Total interest-earning assets	- banking business (1,2,4)	235,242	5,894	2.51
	- trading business (3)	59,089
Interest-earning assets		294,330
Non-interest-earning assets		51,870
Total assets		346,200

Percentage of assets applicable to overseas operations		29.4%

Liabilities
Deposits by banks	- UK	9,397	58	0.62
	- Overseas	2,596	25	0.96
Customer accounts: demand deposits	- UK	63,813	300	0.47
	- Overseas	52	4	7.73
Customer accounts: savings deposits	- UK	65,956	564	0.86
	- Overseas	29	—	—
Customer accounts: other time deposits	- UK	18,698	517	2.77
	- Overseas	915	16	1.75
Debt securities in issue	- Overseas	3	—	—
Subordinated liabilities	- UK	6,977	259	3.71
	- Overseas	304	3	0.98
Internal funding of trading business	- UK	(4,749)	1	(0.02)
Interest-bearing liabilities	- UK	160,092	1,699	1.06
	- Overseas	3,899	48	1.23
Total interest-bearing liabilities	- banking business (1)	163,991	1,747	1.07
	- trading business (3)	61,433
Interest-bearing liabilities		225,424
Non-interest-bearing liabilities:
Demand deposits	- UK	45,865
	- Overseas	3,978
Other liabilities		56,115
Total equity		14,819
Total liabilities and equity		346,200

Percentage of liabilities applicable to overseas operations		27.6%

Notes:

(1)    Interest receivable and interest payable have both been decreased by £3 million in respect of negative interest relating to financial assets that attracted negative interest.

(2)    Interest receivable includes £132 million (2015 - £196 million; 2014 - £149 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

(3)    Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(4)    Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(5)    The analysis into UK and Overseas has been compiled on the basis of location of office.

Additional information

Financial summary continued

Analysis of change in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2016 over 2015			2015 over 2014
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	(21)	(120)	(141)	(27)	(42)	(69)
Overseas	(12)	(4)	(16)	(2)	(2)	(4)
Loans and advances to customers
UK	564	(373)	191	185	(236)	(51)
Overseas	(51)	10	(41)	(196)	111	(85)
Debt securities
UK	(1)	—	(1)	(10)	(1)	(11)
Overseas	(6)	2	(4)	5	(4)	1
Total interest receivable of the banking business
UK	542	(493)	49	148	(279)	(131)
Overseas	(69)	8	(61)	(193)	105	(88)
	473	(485)	(12)	(45)	(174)	(219)
Interest-bearing liabilities
Deposits by banks
UK	(13)	(19)	(32)	(18)	39	21
Overseas	1	8	9	13	(12)	1
Customer accounts: demand deposits
UK	(27)	163	136	(74)	(28)	(102)
Overseas	1	2	3	6	11	17
Customer accounts: savings deposits
UK	3	43	46	127	165	292
Overseas	—	—	—	1	4	5
Customer accounts: other time deposits
UK	151	(79)	72	67	182	249
Overseas	4	6	10	17	16	33
Debt securities in issue
Overseas	—	—	—	1	3	4
Subordinated liabilities
UK	—	9	9	8	8	16
Overseas	—	(1)	(1)	—	3	3
Internal funding of trading business
UK	(5)	—	(5)	2	(3)	(1)
Total interest payable of the banking business
UK	109	117	226	112	363	475
Overseas	6	15	21	38	25	63
	115	132	247	150	388	538
Movement in net interest income
UK	651	(376)	275	260	84	344
Overseas	(63)	23	(40)	(155)	130	(25)
	588	(353)	235	105	214	319

Additional information

Financial summary continued

Loan impairment provisions

The following table shows the movements in loan impairment provisions.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
UK	2,497	5,363	5,760	5,643	5,101
Overseas	2,838	8,545	12,212	8,748	7,246
	5,335	13,908	17,972	14,391	12,347
Transfer to disposal groups
UK	(1)	—	—	—	—
Overseas	(1,199)	(20)	—	—	—
	(1,200)	(20)	—	—	—
Currency translation and other adjustments
UK	(5)	(12)	708	(11)	29
Overseas	374	(520)	(1,349)	115	(164)
	369	(532)	(641)	104	(135)
Transfer from fellow subsidiaries
UK	—	—	—	—	251

Amounts written-off
UK	(1,061)	(2,789)	(1,189)	(1,160)	(884)
Overseas	(1,885)	(4,487)	(882)	(530)	(106)
	(2,946)	(7,276)	(2,071)	(1,690)	(990)
Recoveries of amounts previously written-off
UK	38	59	49	33	59
Overseas	23	23	3	5	10
	61	82	52	38	69
(Released)/charged to income statement
UK
- continuing operations	125	(54)	132	1,356	1,213
- discontinued operations	1	(17)	(23)	—	—
Overseas
- continuing operations	6	(1)	(2)	12	(13)
- discontinued operations	(113)	(659)	(1,354)	4,037	1,977
	19	(731)	(1,247)	5,405	3,177
Unwind of discount (recognised in interest income)
UK
- continuing operations	(38)	(51)	(66)	(101)	(126)
- discontinued operations	—	(2)	(8)	—	—
Overseas
- continuing operations	—	—	—	—	—
- discontinued operations	(37)	(43)	(83)	(175)	(202)
	(75)	(96)	(157)	(276)	(328)

Provisions at the end of the year
UK	1,556	2,497	5,363	5,760	5,643
Overseas	7	2,838	8,545	12,212	8,748
	1,563	5,335	13,908	17,972	14,391
Provisions at the end of the year comprise
Customers	1,563	5,335	13,908	17,972	14,385
Banks	—	—	—	—	6
	1,563	5,335	13,908	17,972	14,391
Gross loans and advances to customers
UK	166,614	151,106	143,127	138,988	140,588
Overseas	4,538	20,537	34,289	42,073	45,494
	171,152	171,643	177,416	181,061	186,082

For the notes to this table refer to the following page.

Additional information

Financial summary continued
	2016	2015	2014	2013	2012
Closing customer provisions as a % of gross loans and advances to customers (1)
UK	0.9%	1.7%	3.7%	4.1%	4.0%
Overseas	0.2%	13.8%	24.9%	29.0%	19.2%
Total	0.9%	3.1%	7.8%	9.9%	7.7%

Customer charge to income statement as a % of gross loans and advances to customers (1)
UK	0.1%	—	0.1%	1.0%	0.9%
Overseas	(2.4%)	(3.2%)	(4.0%)	9.6%	4.3%
Total	—	(0.4%)	(0.7%)	3.0%	1.7%

Average loans and advances to customers (gross)	190,363	186,900	192,004	207,315	157,898

As a % of average loans and advances to customers during the year
Total customer provisions charged to income statement	—	(0.4%)	(0.6%)	2.6%	2.0%
Amounts written-off (net of recoveries) - customers	(1.5%)	3.8%	1.1%	0.8%	0.6%

Note:

(1)    For the purposes of these ratios closing provisions and customer charge relating to loans and advances to banks are excluded.

Analysis of closing customer loan impairment provisions
The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2016		2015		2014		2013		2012

	Closing	Total	Closing	Total	Closing	Total	Closing	Total	Closing	Total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	—	0.8	—	0.8	1	0.6	1	0.8	—	0.7
Manufacturing	34	2.0	48	2.0	77	2.0	95	1.7	92	2.2
Construction	102	1.3	131	1.2	239	1.3	307	1.4	296	1.6
Finance	7	1.5	11	1.6	24	1.8	34	2.1	27	2.5
Service industries and
business activities	311	13.8	483	13.0	761	12.4	878	11.9	826	11.6
Agriculture, forestry and
fishing	13	1.5	19	1.5	26	1.4	36	1.2	25	1.1
Property	193	8.1	742	8.4	2,784	9.7	2,686	10.3	2,182	11.3
Residential mortgages	75	62.1	87	53.2	101	44.7	142	40.4	242	37.0
Personal lending	634	6.0	793	6.1	1,054	6.5	1,232	6.7	1,540	7.3
Finance leases and
instalment credit	—	0.1	—	0.1	2	0.1	4	0.1	15	0.1
Accrued interest	—	0.1	—	0.1	—	0.1	—	0.2	—	0.1
Total UK	1,369	97.3	2,314	88.0	5,069	80.6	5,415	76.8	5,245	75.5
Overseas	7	2.7	2,588	12.0	8,171	19.4	11,356	23.2	8,011	24.5
Impaired book provisions	1,376	100.0	4,902	100.0	13,240	100.0	16,771	100.0	13,256	100.0
Latent book provisions	187		433		668		1,201		1,129
Total provisions	1,563		5,335		13,908		17,972		14,385

Additional information

Financial summary continued
Analysis of write-offs
The following table analyses amounts written-off by geographical area and type of domestic customer.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
UK
Manufacturing	19	25	16	20	15
Construction	181	111	71	86	62
Finance	4	18	16	3	12
Service industries and business activities	191	257	185	193	186
Agriculture, forestry and fishing	5	8	2	3	10
Property	192	1,979	474	255	188
Residential mortgages	—	16	25	93	5
Personal lending	275	375	397	502	404
Finance leases and instalment credit	—	—	3	5	2
Total UK	867	2,789	1,189	1,160	884
Overseas	22	4,487	882	530	106
Total write-offs	889	7,276	2,071	1,690	990

Analysis of recoveries
The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
UK
Manufacturing	—	—	—	1	—
Construction	2	1	8	—	1
Finance	—	1	—	—	—
Service industries and business activities	16	27	7	7	6
Property	2	5	22	—	5
Personal lending	17	25	12	25	47
Total UK	37	59	49	33	59
Overseas	24	23	3	5	10
Total recoveries	61	82	52	38	69

Forbearance

The table below shows loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to forbearance continue to be reported as impaired loans.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Forbearance loans (1,2)	648	1,874	3,764	4,552	4,278

Notes:

(1)    Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to £3 million.

(2)    For 2016, wholesale loans subject to forbearance were £267 million (2015 - £535 million) and secured retail loans subject to forbearance were £381 million (2015 - £1,339 million). Unsecured retail loans subject to forbearance amount to £26 million (2015 - £61 million) are not included.

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

2016						Net of short
	Government	Banks	Other	Total	Short positions	positions
	£m	£m	£m	£m	£m	£m
Germany	951	286	107	1,344	3	1,341

2015
Germany	426	666	165	1,257	—	1,257

2014
Germany	1,864	715	242	2,821	—	2,821

Risk elements in lending

Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest.

Impaired loans are all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Impaired loans (2)
UK	1,954	3,171	6,822	7,731	8,644
Overseas	6	4,459	12,058	16,056	15,123
Total	1,960	7,630	18,880	23,787	23,767
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	597	714	862	1,113	1,086
Overseas	1	21	92	164	582
Total	598	735	954	1,277	1,668
Total REIL	2,558	8,365	19,834	25,064	25,435

Closing provisions for impairment as a % of total REIL	61%	64%	70%	72%	57%
REIL as a % of gross lending to customers excluding reverse repos	1.5%	4.9%	11.2%	13.8%	13.7%

Notes:

(1)    The write-off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision.

(2)    Impaired loans at 31 December 2016 include £728 million (2015 - £1,635 million; 2014 - £5,743 million) of loans subject to forbearance granted during the year.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	161	202	237	322	405
Overseas	1	60	78	323	435
	162	262	315	645	840
Interest on impaired loans included in net interest income
UK	38	53	74	101	126
Overseas	—	44	83	175	202
	38	97	157	276	328

Additional information

Financial summary continued

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2016	2015	2014	2013	2012
	£m	£m	£m	£m	£m
Potential problem loans	752	805	736	513	342

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Analysis of deposits - product analysis
The following table analyses deposits by type and geographical area.
	2016	2015	2014
	£m	£m	£m
UK
Deposits
- interest-free	86,441	76,902	67,552
- interest-bearing	150,893	151,375	157,275
Total UK	237,334	228,277	224,827

Overseas
Deposits
- interest-free	86	5,238	10,359
- interest-bearing	3,508	12,283	18,978
Total Overseas	3,594	17,521	29,337
Total deposits	240,928	245,798	254,164

Overseas
US	2,587	2,712	4,816
Rest of the World	1,007	14,809	24,521
Total overseas offices	3,594	17,521	29,337

Repos
US	13,056	10,454	6,395
Rest of world	—	—	—
Total Repos	13,056	10,454	6,395

Certificates of deposit and other time deposits
The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3 months	Over 6 months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	—	—	—	—	—
Other time deposits	2,172	453	877	1,919	5,421

Overseas based companies and branches
Other time deposits	927	656	937	1,630	4,150
	3,099	1,109	1,814	3,549	9,571

Additional information

Financial summary continued

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions and other short-term borrowings, primarily commercial paper. Borrowings from the holding company and fellow subsidiaries are excluded.

The table below shows details of short-term borrowings.

		Other			Other
	Repurchase	short-term	2016	Repurchase	short-term	2015	2014
	agreements	borrowings	Total	agreements	borrowings	Total	Total
At year end
- balance (£bn)	13.1	18.9	32.0	10.5	15.6	26.1	21.8
- weighted average interest rate	0.8%	0.2%	0.4%	1.0%	0.2%	0.5%	0.3%

During the year
- maximum balance (£bn)	21.8	22.2	44.0	23.2	19.4	42.6	69.0
- average balance (£bn)	16.7	16.0	32.7	12.9	15.9	28.8	45.0
- weighted average interest rate	0.7%	0.3%	0.5%	0.3%	0.2%	0.2%	0.2%

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

Other contractual cash obligations
The table below summarises other contractual cash obligations by payment date.
	Group
2016	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	27	76	154	110	153	359
Contractual obligations to purchase goods or services	8	22	52	48	—	—
	35	98	206	158	153	359

2015
Operating leases	22	63	147	92	161	410
Contractual obligations to purchase goods or services	9	9	5	5	—	—
	31	72	152	97	161	410

2014
Operating leases	23	63	150	113	163	430
Contractual obligations to purchase goods or services	13	12	7	6	1	—
	36	75	157	119	164	430

	Bank
2016	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
	£m	£m	£m	£m	£m	£m
Operating leases	23	66	135	97	139	269

2015
Operating leases	17	51	119	77	146	314

2014
Operating leases	18	50	118	90	140	330

Additional information

Financial summary continued

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	February	January	December	November	October	September
	2017	2017	2016	2016	2016	2016
Noon Buying Rate
High	1.2643	1.2620	1.2708	1.2546	1.2840	1.3429
Low	1.2427	1.2118	1.2222	1.2218	1.2155	1.2959

		2016	2015	2014	2013	2012
Noon Buying Rate
Period end rate		1.2337	1.4746	1.5578	1.6574	1.6262
Average rate for the year (1)		1.3444	1.5250	1.6461	1.5673	1.5924

Consolidation rate (2)
Period end rate		1.2323	1.4830	1.5615	1.6542	1.6164
Average rate for the year		1.3552	1.5284	1.6475	1.5646	1.5850

Notes:

(1)    The average of the Noon Buying Rates on the last US business day of each month during the year.

(2)    The rates used for translating US dollars into sterling in the preparation of the financial statements.

(3)    On 17 March 2017, the Noon Buying Rate was £1.00 = US$1.2372.

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

Additional information

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:

		Series C
		ADSs
By month
February 2017	High	26.19
	Low	25.78
January 2017	High	25.92
	Low	25.63
December 2016	High	26.00
	Low	25.46
November 2016	High	25.96
	Low	25.63
October 2016	High	25.85
	Low	25.68
September 2016	High	25.99
	Low	25.67

By quarter
2016: Fourth quarter	High	26.00
	Low	25.46
2016: Third quarter	High	26.72
	Low	25.67
2016: Second quarter	High	26.71
	Low	25.55
2016: First quarter	High	26.78
	Low	25.68
2015: Fourth quarter	High	26.07
	Low	25.35
2015: Third quarter	High	25.91
	Low	25.28
2015: Second quarter	High	26.27
	Low	25.48
2015: First quarter	High	26.78
	Low	25.68

By year
2016	High	26.78
	Low	25.46
2015	High	26.78
	Low	25.28
2014	High	26.94
	Low	25.12
2013	High	26.14
	Low	24.50
2012	High	25.39
	Low	17.68

Markets

The Series C non-cumulative dollar preference shares and ADSs are listed on the New York Stock Exchange.

Additional information

ADR Payment Information

Category (as defined by SEC)	Depositary Actions	Associated Fee

(a) Depositing or substituting the underlying shares;

Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:

Share distributions, stock split, rights, merger; and

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

Other services performed by the depositary in administering the ADRs; and

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

The depositary’s or its custodian’s compliance with applicable law, rule or regulation;

Stock transfer or other taxes and other governmental charges;

Cable, telex, facsimile transmission/delivery; and

Expenses of the depositary in connection with the   conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

Any other charge payable by depositary or its agents

Expenses payable at the sole discretion of the depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions.

From 1 January 2016 to 31 December 2016, the Bank received no fees from the depository for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Description of property and equipment

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2016, NatWest had 1,058 retail branches in the UK. Ulster Bank has a footprint of 110 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group's properties include its principal offices in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2016 was £85 million (2015 - £296 million; 2014 - £77 million).

Additional information

Our Code of conduct

The RBS Group’s Code of Conduct (Our Code) lets everyone know what to expect of each other, what to do when unsure of a decision, and where to go for advice when needed. It is available at rbs.com>about us>our values.. In 2016 we incorporated five new standards of behaviour into Our Code: (1) You must act with integrity; (2) You must act with due skill, care and diligence; (3) You must be open and cooperative with the Financial Conduct Authority (FCA), the Prudential Regulatory Authority (PRA) and other regulators; (4) You must pay due regard to the interests of customers and treat them fairly; and (5) You must observe proper standards of market conduct. These new conduct rules are part of the changes our UK banking regulators, the PRA and FCA, are making to improve accountability across the financial sector as part of the Individual Accountability Regime. The rules themselves are new, but very much in keeping with the values and behaviours that we are already following across the RBS Group.

Additional information

Risk factors

Set out below are certain risk factors that could adversely affect the Group's future results, its financial condition and prospects and cause them to be materially different from what is expected. The Group is (and following the implementation of the UK ring-fencing regime will remain) a principal subsidiary of RBSG and, accordingly, risk factors which relate to RBSG and RBS plc will also directly or indirectly impact the Group’s financial position, results of operations, reputation or prospects. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group including with respect to the perimeter of the Group’s activities and the assets that it holds. These changes will have a material adverse effect on the Group.

The requirement to “ring-fence” retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the Banking Reform Act 2013) and adopted through secondary legislation (the UK ring-fencing regime). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime). See “The RBS Group and its subsidiaries, including the Group, are subject to a new and evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs”.

On 30 September 2016, the RBS Group announced plans for its future ring-fencing compliant structure. By the end of 2018, the RBS Group intends to place the majority of its UK and Western European banking business in ring-fenced banking entities organised as a sub-group (RFB) under an intermediate holding company named NatWest Holdings Limited which will be a direct subsidiary of RBSG and will ultimately assume ownership of the Bank, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC (Ulster Bank). As a result, the Bank will no longer be a subsidiary of the current The Royal Bank of Scotland plc (RBS plc) entity. In addition, a number of existing legal entities will be transferred to the Group, while other current subsidiaries of the Group may be transferred to other RBS Group entities, including those outside the ring-fence. The activities of the NatWest Markets (NWM) franchise (formerly known as the Corporate and Institutional Banking business) and the RBS Group’s RBS International business will be placed outside the ring-fence in other banking subsidiaries of RBSG.

As part of this restructuring, in mid-2018, the majority of existing personal, private, business and commercial customers of RBS plc will be transferred to the RFB, specifically to Adam & Company PLC, which (on the same day) will be renamed The Royal Bank of Scotland plc, and to the Bank and/or other Group entities.

At the same time, RBS plc (which will sit outside the RFB) will be renamed NatWest Markets Plc to bring its legal name in line with the rebranding of the NatWest Markets franchise  which was initiated in December 2016, and will continue to operate the NatWest Markets franchise as a direct subsidiary of RBSG.

As a result of the changes described above, the establishment of the RFB sub-group will have a material impact on how the Group conducts its business and requires a significant legal and organisational restructuring of the RBS Group and the Group, as the Bank will be one of the principal banking entities within the RFB, and the transfer of large numbers of assets, liabilities and customers between legal entities (within the RBS Group) and the realignment of employees which started in early 2017. The RBS Group’s final ring-fenced legal structure and the actions taken to achieve it, remain subject to, amongst other factors, additional regulatory, board and other approvals as well as employee representative information and consultation procedures. In particular, transfers of assets and liabilities through a ring-fencing transfer scheme are now subject to review by an Independent Skilled Person designated by the PRA in advance of commencing the formal court process in late 2017 prior to such transfers and migrations taking place in 2018, which may result in amendments being required to be made to the RBS Group’s current plan and in delays in the implementation of the UK ring-fencing regime, additional costs and/or changes to the RBS Group’s and/or the Group’s business.

The implementation of these changes involves a number of risks related to both the revised RBS Group and Group structures and also the process of transition to such new structures. Those risks include the following:

•         The Group is unable to predict how some customers may react to the required changes, including if certain of its customers would be required as a result to deal with both the Group and the other RBS Group entities outside the RFB to obtain the full range of products and services or to take any affirmative steps in connection with the reorganisation.

•         As part of the establishment of the RFB, the RFB, including Group entities, will need to operate independently from other RBS Group entities outside the RFB and as a result, amendments may need to be made to the Group’s existing corporate governance structure to ensure its independence. This new structure may result in divergences between the various governance bodies within the RBS Group and create operational challenges. In addition, the Group may experience difficulties in attracting qualified candidates to occupy these new positions and the new governance structure may result in an associated increase in overhead and compliance costs. In addition, remuneration policies will be required to be designed at Group level.

•         As a result of the ring-fence, subject to certain exceptions, the Group will no longer be able to undertake certain activities, including investment and wholesale banking and activities such as dealing in investments and dealing in commodities will, subject to limited exemptions, be prohibited, which will require the transfer of certain of the Group’s activities to other RBS Group entities outside the RFB, leading to a loss of revenue and assets, and limitations on the Group’s ability to grow.

Additional information

Risk factors continued

•         In addition, the Group will no longer be allowed to have exposure to certain financial institutions or to operate branches or subsidiaries outside the European Economic Area. The RBS Group is still considering whether a number of its current activities will be conducted within or outside of the RFB, which may impact the Group’s operations. Such changes will limit the scope of the Group’s activities and may have a material adverse effect on the Group’s business, financial condition and results of operations.

•         The Group currently receives a large majority of services from entities within the RBS Group and has access to the infrastructure of the RBS Group which the Group is currently reliant upon in order to operate its business. In order to comply with the requirements of the UK ring-fencing regime, the RFB, of which the Group will form part, will need to make significant changes to its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing rules, including in areas such as information technology (IT) infrastructure, human resources and critical service providers. Complying with these requirements may involve significant associated execution risks and increased costs. Arrangements currently in place between RFB, including Group entities, and other RBS Group entities outside the RFB will need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis, which may result in increased operational costs for the Bank if it has to rely on third party providers for the provision of such services or set up its own infrastructure.

•         The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group’s treasury operations, including internal and external funding arrangements. The changes required may adversely impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of some of the RFB entities (including the Bank) or other RBS Group entities outside the RFB on a standalone basis and the ability of the RFB (of which the Group will be part) to meet funding and capital prudential requirements will be dependent on obtaining adequate credit ratings. The Group currently receives capital and funding support from the RBS Group including RBS Group entities which will ultimately be outside the RFB. Restrictions or changes imposed on the ability of the RBS Group to provide intra-group funding, capital or other support directly or indirectly to the Group or to receive such support from the RBS Group, may result in funding or capital pressures and liquidity stress for the Group.

•         Reliance on intragroup exemptions in relation to the calculation of risk-weighted assets and large exposures may not be possible between the RFB and other RBS Group entities outside the RFB and may result in risk-weighted assets inflation.

•         Intragroup distributions (including payments of dividends) between RFB and other RBS Group entities (with the exception of the RBS Group parent company) will also be prohibited.

•         From 2026 it will not be possible for the RFB and other RBS Group entities that are not RFB entities or wholly owned subsidiaries of the RFB to participate in the same defined benefit pension plan. As a result, it will be necessary to restructure the Group’s defined benefit pension schemes (including The Royal Bank of Scotland Group Pension Fund, the RBS Group’s main defined benefit pension scheme (the “Main scheme”) in which the Bank currently participates), such that either the Group or other RBS Group entities that are not wholly owned subsidiaries of the RFB leave the current scheme. The costs of separation may be material and may trigger certain legal and regulatory obligations, including possibly increased contributions or may require certain RBS Group entities (including the Bank) to assume additional pension liabilities in relation to employees previously employed by other RBS Group entities. Such restructuring may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation.

•         The restructuring and planned transfers may also result in accounting consequences for the Bank. Although a number of transfers will be made at book value between fully owned RBS Group entities and will therefore not have an accounting impact, certain transfers will be made at fair value which may result in a profit or loss being recognised by RBS Group entities, including the Bank. In addition, transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.

•         The steps required to implement the UK ring-fencing regime within the RBS Group (including with respect to the Group) to comply with the relevant rules and regulations are extraordinarily complex and require an extended period of time to plan, execute and implement and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s and the Group’s other ongoing restructuring efforts. External or internal factors, including new and developing legal requirements relating to the regulatory framework for the banking industry and the evolving regulatory and economic landscape resulting from the UK’s planned exit from the EU, as well as further political developments or changes to the RBS Group’s current strategy or means of compliance with its EU State Aid Commitments, may require the RBS Group to further restructure its operations (including its operations in Western Europe) and may in turn require further changes to be made to the RBS Group’s ring-fencing plans including the planned structure of the RBS Group post implementation).

Additional information

Risk factors continued

•         See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.” There is no certainty that the RBS Group and the Group will be able to complete the legal restructuring and migration of customers by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the Group’s operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the Group’s profitability. As a result, the implementation of the UK ring-fencing regime could have a material adverse effect on the Group’s reputation, results of operations, financial condition and prospects.

The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the outcome of the referendum on the UK’s membership of the European Union (EU Referendum) which could adversely impact the Group’s business, results of operations, financial condition and prospects.

In a referendum held on 23 June 2016, a majority voted for the UK to leave the European Union (EU). There is now prevailing uncertainty relating to the timing of the UK’s exit from the EU, as well as the negotiation and form of the UK’s relationships with the EU, with other multilateral organisations and with individual countries at the time of exit and beyond.

Once the exit process is triggered by the UK government, Article 50 of the Treaty on the EU stipulates that a maximum two year period of negotiation will begin to determine the new terms of the UK’s exit from the EU and set the framework for the UK’s new relationship with the EU, after which period its membership of the EU and all associated treaties will cease to apply, unless some form of transitional arrangement encompassing those associated treaties is agreed or there is unanimous agreement amongst EU member states and the European Commission to extend the negotiation period. The direct and indirect effects of the UK’s decision to leave the EU are expected to affect many aspects of the RBS Group’s and the Group’s business, including as described elsewhere in these risk factors, and may be material. During the period in which the UK is negotiating its exit from the EU, the RBS Group and the Group may face an increasingly uncertain operating environment.

The longer term effects of the EU Referendum on the RBS Group’s and the Group’s operating environment are difficult to predict, and subject to wider global macro-economic trends and events, but are likely to significantly impact the Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland (ROI), Europe and potentially the global economy.

These longer term effects may endure until the bilateral and multilateral trading and economic relationship between the UK, the EU, members of the World Trade Organisation and other key trading partners are agreed, implemented and settled.

There is related uncertainty as to the respective legal and regulatory arrangements under which the RBS Group and the Group will operate when the UK is no longer a member of the EU.

This uncertainty and any actions taken as a result of this uncertainty, as well as new or amended rules, could have a significant impact on the RBS Group’s and the Group’s operations or legal entity structure, including attendant restructuring costs, capital requirements and tax implications and as a result adversely impact the Group’s profitability, business model and product offering.  See also “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.”

The outcome of the EU Referendum has created constitutional and political uncertainty as to how the Scottish parliamentary process may impact the negotiations relating to the UK’s exit from the EU.

As RBSG and The Royal Bank of Scotland plc (RBS plc), its principal operating subsidiary, are both headquartered and incorporated in Scotland, any changes to Scotland’s relationship with the UK or the EU may further impact the environment in which the RBS Group and its subsidiaries operate including as it may require changes to be made to the RBS Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes and as a result could adversely impact the Group.

Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect on the Group.

The exit from the European Union by the UK following the EU Referendum may result in one or more structural and reorganisation changes being implemented within the RBS Group, in addition to those currently planned for. Current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU which may apply to the RBS Group once the UK has formally exited the EU.

Additional information

Risk factors continued

One of the proposals would impose a requirement for any third country banks with two or more institutions within the EU to establish a single intermediate parent undertaking in the European Union. These are currently draft proposals which, if adopted, are not expected to come into force until after the implementation deadline for the UK ring fencing regime (1 January 2019). The RBS Group is currently assessing how these proposals, if adopted, may impact the RBS Group and its current restructuring plans to implement the UK ring-fencing regime. If implemented, the impact of these proposals could be material given the expectation that both the RFB and the non-ring fenced group would continue to carry out operations in the EU.

If adopted, these proposals would require further additional restructuring of the RBS Group’s operations and legal structure, in addition to the changes already planned to be implemented for the purposes of compliance with the UK ring-fencing regime and any other changes required to be implemented as a result of other regulatory, political or strategic developments and could result in material additional capital requirements and have adverse tax implications.

Planning and implementation of any additional restructuring of the RBS Group’s activities may also divert management and personnel resources from the effective conduct of the RBS Group’s operations, result in further material restructuring costs, jeopardise the delivery and implementation of a number of other significant change projects resulting from mandatory regulatory developments or as part of its transformation programme, impact the Group’s product offering or business model or adversely impact the RBS Group’s and the Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on the RBS Group’s and the Group’s results of operations, financial condition and prospects.

The Group’s businesses and performance can be negatively affected by the performance of the UK economy as well as actual or perceived economic and financial market conditions in the UK and globally and other global risks and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

Actual or perceived difficult global economic conditions create challenging economic and market conditions and a difficult operating environment for the Group’s businesses and its customers and counterparties.

The Group’s primary business focus is the UK and the ROI and, as part of its revised strategy, the RBS Group has been refocusing its business in the UK, the ROI and Western Europe. Accordingly the Group and the RBS Group are materially exposed to the economic conditions of the British economy as well as the Eurozone.

In particular, the longer term effects of the EU Referendum are difficult to predict, and subject to wider global macro-economic trends, but may include periods of financial market volatility and slower economic growth, in the UK in particular, but also in the ROI, Europe and the global economy, at least in the short to medium term.

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: political instability, continued slowdown of global growth, an extended period of low inflation and low interest rates and delays in normalising monetary policy. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion, a further weakening of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt.

In particular, concerns relating to emerging markets, including lower economic growth or recession, concerns relating to the Chinese economy and financial markets, reduced global trade in emerging market economies or increased financing needs as existing debt matures, may give rise to further instability and financial market volatility. Any of the above developments could impact the Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets.

Developments relating to current economic conditions, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Any such developments may also adversely impact the financial position of the Group’s pension schemes which may result in the Group being required to make additional contributions. See “The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.”

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

Additional information

Risk factors continued

Changes in interest rates or foreign exchange rates have significantly affected and will continue to affect the Group’s business and results of operations.

Some of the most significant market risks that the Group faces are interest rate and foreign exchange risks. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the ‘Funding for Lending’ scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. In the UK, the Bank of England lowered interest rates to 0.25% in August 2016 and there remains considerable uncertainty as to whether or when the Bank of England and other central banks will increase interest rates. While the ECB has been conducting a quantitative easing programme since January 2015 designed to improve confidence in the Eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful and the extension of this programme during 2017 may put additional pressure on margins.

Further decreases in interest rates by the Bank of England or other central banks, continued sustained low or negative interest rates or any divergences in monetary policy approach between the Bank of England and other major central banks, could put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects. A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely while increases in interest rates may support Group income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates.

In turn, this could cause stress in the loan portfolio of the Group, particularly in relation to non-investment grade lending or real estate loans and consequently to an increase in delinquency rates and default rates among customers, leading to the possibility of the Group incurring higher impairment charges. Similar risks result from the exceptionally low level of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity.

Changes in currency rates, particularly in the sterling-euro exchange rates and sterling-US dollar exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition.

Such changes may result from the decisions of the Bank of England, ECB or of the US Federal Reserve or from political events and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the GBP/USD exchange rates during the second half of 2016 following the EU Referendum.

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

At 31 December 2016, current exposure in the UK was £159.6 billion, in ROI was £21.6 billion and in the rest of the world was £8.4 billion. Within certain business sectors, namely personal and property at 31 December 2016, personal lending amounted to £131.3 billion and lending exposure to property was £17.2 billion.

Provisions held on loans in default have decreased in recent years due to asset sales and the portfolio run-down in Ulster Bank (Ireland) Holdings Limited and Capital Resolution. If the risk profile of these loans were to increase, including as a result of a degradation of economic or market conditions, this could result in an increase in the cost of risk and the Group may be required to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability. The Group’s lending strategy or processes may also fail to identify or anticipate weaknesses or risks in a particular sector, market or borrower category, which may result in an increase in default rates, which may, in turn, impact the Group’s profitability.

Any adverse impact on the credit quality of the Group’s customers and other counterparties, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets and higher levels of impairment allowances, which could have an adverse effect on the Group’s operations, financial position or prospects.

Additional information

Risk factors continued

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

A further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In particular, the UK’s decision to leave the EU may adversely impact credit quality in the UK.

In addition, as the RBS Group implements its strategy and withdraws from many geographic markets and continues to materially scale down its international activities, the Group’s relative exposure to the UK and to certain sectors and asset classes in the UK will increase as its business becomes more concentrated in the UK. The level of UK household indebtedness remains high and the ability of some households to service their debts could be challenged by a period of higher unemployment. Highly indebted households are particularly vulnerable to shocks, such as falls in incomes or increases in interest rates, which threaten their ability to service their debts.

In particular, in the UK, the Group is at risk from downturns in the UK economy and volatility in property prices in both the residential and commercial sectors. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK residential property sector. In the UK commercial real estate market, activity slowed during the second half of 2016 following the EU Referendum.

There is a risk of further adjustment given the reliance of the UK commercial real estate market in recent years on inflows of foreign capital and, in some segments, stretched property valuations. As a result, a fall in house prices, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates or increased unemployment, could also lead to higher impairments on loans held by the Group.

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

The Group’s businesses and performance are also affected by financial market conditions.

The performance and volatility of financial markets affect bond and equity prices and have caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. Financial markets have recently experienced and may in the near term experience significant volatility, including as a result of concerns about the outcome of the EU Referendum, political and financial developments in the US and in Europe, including as a result of general elections, geopolitical developments and developments relating to trade agreements, volatility and instability in the global stock markets and  expectations relating to or actions taken by central banks with respect to monetary policy, resulting in further short-term changes in the valuation of certain of the Group’s assets.

Additional information

Risk factors continued

Uncertainty about potential fines for past misconduct and concerns about the longer-term viability of business models have also weighed heavily on the valuations of some financial institutions in Europe and in the UK, including the RBS Group.

Any further deterioration in economic and financial market conditions or weak economic growth could require the Group to recognise further significant write-downs and realise increased impairment charges, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios.

As part of its transformation programme, the RBS Group is executing the run-down or disposal of a number of businesses, assets and portfolios. In addition, the RBS Group’s interest in the remainder of the businesses and portfolios within the exiting business may be difficult to sell due to unfavourable market conditions for such assets or businesses.

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

In addition, for accounting purposes, the Group carries some of its issued debt, such as debt securities, at the current market price on its balance sheet. Factors affecting the current market price for such debt, such as the credit spreads of the Group, may result in a change to the fair value of such debt, which is recognised in the income statement as a profit or loss.

The RBS Group is in the process of seeking to satisfy its commitments arising as a result of the receipt of State Aid in December 2008. The process to amend the RBS Group’s State Aid obligations in respect of Williams & Glyn may not ultimately amend such obligations or the revised obligations may be more onerous than those currently being discussed. The diversion of RBS Group resources required to meeting the RBS Group’s obligations in respect of Williams & Glyn, associated costs or delays in meeting, or a failure to meet, the deadline for compliance, could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

State Aid approval was received from the European Commission in connection with the financial assistance provided to the RBS Group by the UK Government in 2008. In connection with the receipt of such financial assistance, and as a condition for State Aid approval, the RBS Group entered into a state aid commitment deed with HM Treasury (as amended from time to time, the “State Aid Commitment Deed”) which set out conditions upon which such State Aid approval was granted including the requirement for the RBS Group to divest its RBS branches in England and Wales, NatWest branches in Scotland, Direct SME banking and certain mid-corporate customers (Williams & Glyn) by the end of 2017.

In light of its obligations under the State Aid Commitment Deed, the RBS Group actively sought to fully divest Williams & Glyn and engaged in discussions with a number of interested parties concerning a transaction related to substantially all of the Williams & Glyn business. However, as none of these proposals could deliver full divestment by 31 December 2017, the RBS Group announced on 28 April 2016 that there was a significant risk that the previously planned separation and divestment of Williams & Glyn would not be achieved by the 31 December 2017 deadline. On 5 August 2016, the RBS Group announced that the Board had determined that it would not be prudent to continue with the plan for separating and divesting Williams & Glyn and announced that various alternative divestment structures were being actively explored.

The RBS Group subsequently announced on 17 February 2017 that the Commissioner responsible for EU competition policy planned to propose to the European Commission to open proceedings to develop an alternative plan for the RBS Group to meet its remaining State Aid obligations in regards to Williams & Glyn. If adopted, it is intended that this alternative plan would replace the existing requirement to achieve separation and divestment of Williams & Glyn by 31 December 2017 and the current conditions set out in the State Aid Commitment Deed would be amended accordingly.

Under the current form of the alternative plan, the RBS Group will deliver a package of measures to promote competition in the market for banking services to small and medium enterprises (SMEs) in the UK.

Additional information

Risk factors continued

This package will include: (i) an SME banking capability fund, administered by an independent body, which eligible challenger banks could access to increase their SME business banking capabilities; (ii) funding for eligible challenger banks to help them incentivise UK SME customers to switch their accounts from the RBS Group to eligible challenger banks by paying in the form of “dowries”; (iii) the RBS Group granting business customers of eligible challenger banks access to its branch network for cash and cheque handling, to support the incentivised switching programme; and (iv) the funding of an independent financial services innovation fund to invest in and help support the growth of existing businesses providing or developing innovative financial services or products for UK SMEs. In connection with this package of alternative measures, the RBS Group has taken a £750 million provision in 2016.

However, actual costs associated with the implementation of such measures may be materially higher as a result of unforeseen complexities and factors outside of the RBS Group’s control.

Discussions will continue between the RBS Group, HM Treasury and the European Commission to further develop the design of this package of alternative measures and the duration of them. The timing of the approval for this or any package of alternative measures is uncertain and there is no guarantee that the European Commission will ultimately agree to this or any package of alternative measures in replacement of the original terms of the State Aid Commitment Deed in relation to Williams & Glyn. In addition, the final scope and content of the package of alternative measures will be subject to further market testing by HM Treasury and a consultation exercise by the European Commission, either of which may result in amendments to the scope of and costs associated with this package as a result of which the final terms of a package of alternative measures may be more onerous than the scope of the plan set out above.

Implementation of the package, or if required as a result of the above process a more onerous package, and any associated business restructuring could divert resources from the RBS Group’s operations and jeopardise the delivery and implementation of other significant plans and initiatives. The incentivised transfer of SME customers to third parties places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage if these are not forthcoming.

Execution of the alternative measures package plan entails significant costs, including the funding commitments and financial incentives envisaged to be provided under the plan. In addition, the final terms of the agreement entered into among the RBS Group, HM Treasury and the European Commission may include sanctions or additional financial incentives designed to ensure that the RBS Group delivers its commitments.

The RBS Group will also need to assess the timing and manner in which to reintegrate the remaining Williams & Glyn business into the RBS Group which is expected to result in additional restructuring charges and may adversely impact the RBS Group’s existing restructuring plans, including in respect of the implementation of the UK ring-fencing regime.

As a direct consequence of the incentivised switching component of the package of alternative measures described above, the RBS Group will lose existing customers and deposits and associated revenues and margins. Furthermore, the SME banking capability fund and financial services innovation fund envisaged by the alternative plan is intended to benefit challenger banks and negatively impact the RBS Group’s competitive position. To support this incentivised switching initiative, the RBS Group will also have to agree to grant business customers of eligible challenger banks access to its branch network for cash and cheque handling, which may result in reputational and financial exposure for the RBS Group and impact customer service quality for the RBS Group’s own customers with consequent competitive, financial and reputational implications.

If the RBS Group fails to come to an agreement with HM Treasury and the European Commission in respect of the proposed package of alternative measures, and a determination is made that the RBS Group remains required to divest Williams & Glyn, there is no guarantee that the RBS Group will be able to identify or recommence discussions with interested buyers for Williams & Glyn at that time or that it will be able to agree a divestment on commercially beneficial, and there is no certainty that any such discussions would lead to a viable transaction. In addition, the RBS Group would be required to conduct further restructuring in order to divest the Williams & Glyn business, at the same time that it is implementing significant restructuring changes in connection with the implementation of the UK ring-fencing regime and other restructuring changes which may be required as a result of the UK terminating its membership of the European Union, which entails material execution risks and costs, as well as diverting RBS Group and management resources.

In addition, if no alternative to the RBS Group’s current State Aid Commitment Deed obligations becomes effective, the RBS Group would be unable to meet the principal obligation in the State Aid Commitment Deed to divest Williams & Glyn by 31 December 2017, which could entail material sanctions (including the appointment of a divestiture trustee, with the mandate to complete the divestment at no minimum price).

A failure to comply with the terms of the revised State Aid Commitment Deed, once agreed, could result in the imposition of additional measures or limitations on the RBS Group’s operations, additional supervision by the RBS Group’s regulators, and loss of investor confidence, any of which could have a material adverse impact on the RBS Group.

Additional information

Risk factors continued

Delays in execution may also impact the RBS Group’s ability to carry out its transformation programme, including the implementation of cost saving initiatives and implement mandatory regulatory requirements, including the UK ring-fencing regime. Such risks will increase in line with any additional delays.

The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations could have a material adverse effect on the RBS Group’s operations, operating results, reputation, financial position and future prospects.

The RBS Group’s and the Group’s operations remain diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant legal and regulatory actions, including litigation claims and proceedings and civil and criminal regulatory and governmental investigations, and other regulatory risk. The RBS Group and the Group have settled a number of legal and regulatory actions over the past several years but continue to be, and may in the future be, involved in a number of legal and regulatory actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the RBS Group’s view, the most significant legal and regulatory actions to which the RBS Group is currently exposed.

However, RBS Group and the Group are also subject to a number of additional claims, proceedings and investigations, the adverse resolution of which may also have a material adverse impact on the Group and which include ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings (including class action litigation), relating to, among other matters, the offering of securities, including residential mortgage-backed securities (RMBS), conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including structured products and government securities), product mis-selling, customer mistreatment, anti-money laundering, sanctions, and various other compliance issues. See Note 30 on pages 192 to 208 and “Recent Developments” on page 8 for details for these matters. The RBS Group and the Group continue to cooperate with governmental and regulatory authorities in relation to ongoing informal and formal inquiries or investigations regarding these and other matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation.

It is expected that the Group will continue to have a material exposure to legal and regulatory actions relating to legacy issues in the medium term.

In the US, ongoing matters include various civil claims relating to legacy retail mortgage-backed securities (RMBS) activities, the most material of which are those of the Federal Housing Finance Agency (FHFA), and investigations by the civil and criminal divisions of the U.S. Department of Justice (DOJ) and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force (including several state attorneys general). A further £1.3 billion ($1.6 billion) was recorded by the Group in Q4 2016 in relation to the Group’s various RMBS investigations and litigation matters, taking the total of such provisions to £5.0 billion ($6.1 billion) at 31 December 2016.

The duration and outcome of the DOJ’s civil and criminal investigations and other related RMBS matters remain uncertain, including in respect of whether settlements for all or any such matters may be reached. Further substantial provisions and costs may be recognised. Any finding of criminal liability by US authorities (including as a result of guilty pleas) could also have material collateral consequences for the Group’s operations.

These may include consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of the Group, particularly but not solely in the US, which may take a significant period of the time and the results of which are uncertain.

Failure to obtain such licenses or waivers could adversely impact the Group’s business, in particular the NatWest Markets business in the US, including if it results in the Group being precluded from carrying out certain activities.

The RBS Group is also facing litigation in the UK in connection with its 2008 shareholder rights issue. In December 2016, the RBS Group concluded full and final settlements with four of the five shareholder groups representing 78% of the claims by value.  As announced in December, although the RBS Group has determined a settlement figure of up to £800 million for the resolution of these matters (including the settlement referred to above), which amount is covered by existing provisions.

This figure assumes that agreement is also reached with the remaining claimant group, is split proportionally and is subject to validation of claims. Following the settlements described above, a number of claims remain outstanding with the final shareholder group and the RBS Group may not manage to reach a settlement agreement with the remaining claimants, and as a result remains exposed to continuing litigation. Trial is scheduled to commence in May 2017.

Additional information

Risk factors continued

In addition, the Group is undertaking various remediation programmes in response to past conduct issues. As announced on 8 November 2016, the Group is also taking steps, including automatic refunds of certain complex fees and a new complaints process, overseen by an independent third party for small and medium entity (SME) customers in the UK and the Republic of Ireland that were in its Global Restructuring Group (GRG) between 2008 and 2013. This new complaints review process and the automatic refund of complex fees was developed with the involvement of the Financial Conduct Authority (FCA). The FCA’s review into these activities is continuing and fines or additional redress commitments may be accepted by or imposed upon the Group, notwithstanding the steps the Group has already taken. The Group booked a provision of £400 million in Q4 2016, based on its estimates of the costs associated with the new complaints review process and the automatic refund of complex fees for SME customers in GRG.

In 2016, the Group booked additional provisions of £362 million with respect to payment protection insurance (PPI), resulting in total provisions made for such matters of £753 million), of which £242 million had been utilised by 31 December 2016. On 2 March 2017, the FCA published Policy Statement 17/3 containing its final rules and guidance on PPI complaint handling. Although the proposals in the Policy Statement are largely as previously anticipated and the Group does not currently consider that an additional provision will be required, any changes in the assumptions underlying such provisions may result in additional provisions being incurred.

Settlements, resolutions and outcomes in relation to ongoing legal or regulatory actions may result in material financial fines or penalties, non-monetary penalties, restrictions upon or revocation of regulatory permissions and licences and other collateral consequences and may prejudice both contractual and legal rights otherwise available to the Group. The costs of resolving these legal and regulatory actions could individually or in aggregate prove to be substantial and monetary penalties and other outcomes could be materially in excess of provisions, if any, made by the Group.

New provisions or increases in existing provisions relating to existing or future legal or regulatory actions may be substantial and may have a material adverse effect on the Group’s financial condition and results of operations as well as its reputation. The outcome of on-going claims against the Group may give rise to additional legal claims being asserted against the Group. Adverse outcomes or resolution of current or future legal or regulatory actions could result in restrictions or limitations on the Group’s operations, adversely impact the implementation of Group’s current transformation programme as well as its capital position and its ability to meet regulatory capital adequacy requirements.

The remediation programmes or commitments which the Group has agreed to in connection with past settlements or investigations, could require significant financial costs and personnel investment for the Group and may result in changes in its operations or product offerings, and failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

Operational risks are inherent in the Group’s businesses and these risks are heightened as a result of key strategic and regulatory initiatives being implemented by the RBS Group and the Group and against the backdrop of legal and regulatory changes.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risks. The RBS Group and the Group have complex and diverse operations and operational risk and losses can result from a number of internal or external factors, including:

•         internal and external fraud and theft from the RBS Group and the Group,

•         compromise of the confidentiality, integrity, or availability of the RBS Group and the Group’s data, systems and services;

•         failure to identify or maintain the Group’s key data within the limits of the RBS Group’s agreed risk appetite;

•         failure of the RBS Group or the Group’s technology services due to loss of data, systems or data centre failure or failure by third parties to restore services;

•         failure to appropriately or accurately manage the RBS Group or the Group’s operations, transactions or security;

•         incorrect specification of models used by the RBS Group or the Group, implementing or using such models incorrectly;

•         failure to effectively execute or deliver the RBS Group’s transformation programme;

•         failure to attract, retain or engage staff;

•         insufficient resources to deliver change and business-as-usual activity;

•         decreasing employee engagement or failure by the RBS Group or the Group to embed new ways of working and values; or

•         incomplete, inaccurate or untimely statutory, regulatory or management reporting.

Operational risks for the Group are and will continue to be heightened as a result of the number of initiatives being concurrently implemented by the Group, including the implementation of the RBS Group’s transformation programme, its cost-reduction programme, the implementation of the UK ring-fencing regime and the divestment of Williams & Glyn. Individually, these initiatives carry significant execution and delivery risk and such risks are heightened as their implementation is generally highly correlated and dependent on the successful implementation of interdependent initiatives.

These initiatives are being delivered against the backdrop of ongoing cost challenges and increasing legal and regulatory uncertainty and will put significant pressure on the Group’s ability to maintain effective internal controls and governance frameworks. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to mitigate operational risk, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of operational risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

Additional information

Risk factors continued

The RBS Group and the Group are exposed to cyberattacks and a failure to prevent or defend against such attacks could have a material adverse effect on the Group’s operations, results of operations or reputation.

The RBS Group and the Group are subject to cybersecurity attacks which have regularly targeted financial institutions and corporates as well as governments and other institutions and have materially increased in frequency, sophistication and severity in recent years. The RBS Group and the Group rely on the effectiveness of their internal policies and associated procedures, IT infrastructure and capabilities to protect the confidentiality, integrity and availability of information held on their computer systems, networks and mobile devices, and on the computer systems, networks and mobile devices of third parties on whom the RBS Group and the Group rely.

The RBS Group and the Group take measures to protect themselves from attacks designed to prevent the delivery of critical business processes to its customers. Despite these preventative measures, the RBS Group’s and the Group’s computer systems, software, networks and mobile devices, and those of third parties on whom the RBs Group and the Group rely, are vulnerable to cyberattacks, sabotage, unauthorised access, computer viruses, worms or other malicious code, and other events that have a security impact. Financial institutions, such as the Group, with complex legacy infrastructure may be even more susceptible to attack due to the increased number of potential entry points and weaknesses.

Failure to protect the RBS Group’s and the Group’s operations from cyberattacks or to continuously review and update current processes in response to new threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the Group’s customers. Although the Group experienced attempted distributed denial of service (DDoS) attacks in 2016, none of these attacks was successful. During 2015, the Group experienced a number of DDoS attacks, one of which had a temporary impact on some of the Bank’s web services, as well as a smaller number of malware attacks.

The Bank of England, the FCA and HM Treasury in the UK and regulators, in the US and in Europe have identified cybersecurity as a systemic risk to the financial sector and highlighted the need for financial institutions to improve resilience to cyberattacks and the Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The RBS Group and the Group continue to participate in initiatives led by the Bank of England and other regulators designed to test how major firms respond to significant cyberattacks. The outputs of this exercise and other regulatory and industry-led initiatives are being incorporated into the on-going IT priorities and improvement measures of the RBS Group and the Group.

However, the Group expects that it and the RBS Group will be the target of continued attacks in the future and there can be no certainty that the Group will be able to effectively mitigate the impact of such attacks.

Any failure in the RBS Group’s or the Group’s cybersecurity policies, procedures or capabilities, or cyber-related crime, could lead to the Group suffering reputational damage and a loss of customers, regulatory investigations or sanctions being imposed and could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

The Group’s business and results of operations may be adversely affected by increasing competitive pressures and technology disruption in the markets in which it operates.

The markets for UK financial services, and the other markets within which the Group operates, are very competitive, and management expects such competition to continue or intensify in response to customer behaviour, technological changes (including the growth of digital banking), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as large retail or technology conglomerates), new lending models (such as peer-to-peer lending), industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors.

In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede the Group’s ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. These trends may be catalysed by regulatory and competition policy implemented by the UK government, particularly as a result of the Open Banking initiative and remedies imposed by the Competition and Markets Authority (CMA) designed to support the objectives of this initiative.

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

Additional information

Risk factors continued

Furthermore, the Group’s competitors may be better able to attract and retain customers and key employees and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than the Group.

Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient, especially against a backdrop of cost savings targets for the Group, or the Group may fail to identify future opportunities or derive benefits from disruptive technologies. If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth.

In addition, recent and future disposals and restructurings relating to the implementation of non-customer facing elements of the RBS Group’s transformation programme and the UK ring-fencing regime, or required by the Group’s regulators, as well as constraints imposed on the Group’s ability to compensate its employees at the same level as its competitors, may also have an impact on its ability to compete effectively. Intensified competition from incumbents, challengers and new entrants in the Group’s core markets could lead to greater pressure on the Group to maintain returns and may lead to unsustainable growth decisions.

These and other changes in the Group’s competitive environment could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The RBS Group and the Group operate in markets that are subject to intense scrutiny by the competition authorities and their businesses and results of operations could be materially affected by competition rulings and other government measures.

The competitive landscape for banks and other financial institutions in the UK and the rest of Europe is changing rapidly. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas, such as in retail and SME banking in the UK where the introduction of new entrants is being actively encouraged by the UK Government. The competitive landscape in the UK is also likely to be affected by the UK Government’s implementation of the UK ring-fencing regime and other customer protection measures introduced by the Banking Reform Act 2013.

The implementation of these reforms may result in the consolidation of newly separated businesses or assets of certain financial institutions with those of other parties to realise new synergies or protect their competitive position and is likely to increase competitive pressures on the Group.

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and Personal Current Accounts (PCAs), the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the banking sector. The CMA’s Retail Banking Market Investigation report sets out measures primarily intended to make it easier for consumers and businesses to compare PCA and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging.

The CMA is working with HM Treasury and other regulators to implement these remedies which are likely to impose additional compliance requirements on the RBS Group and the Group and could, in aggregate, adversely impact the Group’s competitive position, product offering and revenues.

Adverse findings resulting from current or future competition investigations may result in the imposition of reforms or remedies which may impact the competitive landscape in which the RBS Group and the Group operate or result in restrictions on mergers and consolidations within the UK financial sector. The impact of any such developments in the UK will become more significant as the Group’s business becomes increasingly concentrated in the UK retail sector. These and other changes to the competitive framework in which the RBS Group and the Group operate could have a material adverse effect on the Group’s business, margins, profitability, financial condition and prospects.

The RBS Group and the Group rely on valuation, capital and stress test models to conduct their business, assess their risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group and the Group operate or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.

Given the complexity of the RBS Group and the Group’s business, strategy and capital requirements, the Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing.

Valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be periodically reviewed and updated to maximise their accuracy.

Additional information

Risk factors continued

Failure of these models to accurately reflect changes in the environment in which the Group operates, or to be updated in line with changes in the RBS Group’s or the Group’s business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the Group’s risk exposure, the risk profile of the Group’s financial instruments or result in the Group being required to hold additional capital as a function of the PRA buffer. The Group also uses valuation models that rely on market data inputs.

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

Some of the Group’s internal models are subject to periodic review by its regulators and, if found deficient, the Group may be required to make changes to such models or may be precluded from using any such models, which would result in an additional capital requirement that could have a material impact on the Group’s capital position.

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

Estimates, judgements and assumptions take into account historical experience and other factors, including market practice and expectations of future events that are believed to be reasonable under the circumstances.

The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in “Critical accounting policies and key sources of estimation uncertainty” on pages 138 to 140. IFRS Standards and Interpretations that have been issued by the International Accounting Standards Board (the IASB) but which have not yet been adopted by the Group are discussed in “Accounting developments”  on pages 141 to 145.

Changes in accounting standards or guidance by internal accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In July 2014, the IASB published a new accounting standard for financial instruments (IFRS 9) effective for annual periods beginning on or after 1 January 2018. It introduces a new framework for the recognition and measurement of credit impairment, based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets that are not recorded at fair value will tend to result in an increase in overall impairment balances when compared with the existing basis of measurement under IAS 39. As a result of ongoing regulatory consultations, there is currently uncertainty as to the impact of the implementation of this standard on the RBS Group’s and the Group’s CET1 capital (and therefore CET1 ratio), although it is expected that this will result in increased earnings and capital volatility for the RBS Group and the Group.

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

Additional information

Risk factors continued

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

The Group’s business performance and financial position could be adversely affected if its or the RBS Group’s capital is not managed effectively or if it or the RBS Group are unable to meet their capital targets.

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

The RBS Group currently targets a CET1 ratio at or above 13% throughout the period until completion of the implementation of its restructuring. On a fully loaded basis, the RBS Group’s and the Group’s CET1 ratio were 13.4% and 16.1%, respectively, at 31 December 2016, compared with 15.5% and 11.6%, respectively, at 31 December 2015.

The RBS Group’s target capital ratio for the RBS Group and the RBS Group entities, including the Group and the Bank, is based on its expected regulatory requirements and internal modelling, including stress scenarios. However, the ability of the RBS Group or the Group to achieve such targets depends on a number of factors, including the implementation of the RBS Group’s transformation programme and any of the factors described below.

A shortage of capital, which could in turn affect the Group’s capital ratio, could arise from:

•         a depletion of the RBS Group’s or the Group’s capital resources through increased costs or liabilities (including pension, conduct and litigation costs), reduced profits or increased losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs or impairments or accounting charges;

•         an increase in the amount of capital that is required to meet the Group’s regulatory requirements, including as a result of changes to the actual level of risk faced by the RBS Group, factors influencing the RBS Group’s regulator’s determination of the firm-specific Pillar 2B buffer applicable to the RBS Group (PRA buffer), changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBS Group or the Group, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes or an increase in the RBS Group’s view of any management buffer it needs, taking account of, for example, the capital levels or capital targets of the RBS Group’s peer banks and criteria set by the credit rating agencies.

In addition, the RBS Group’s capital requirements, determined either as a result of regulatory requirements, including in light of the implementation of the UK ring-fencing regime and the establishment of the RFB (of which the Group will form part) or management targets, may impact the level of capital required to be held by the Group and as part of its capital management strategy, the RBS Group may decide to impose higher capital levels to be held by the Bank or the Group.

The RBS Group’s and the Group’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time and/or through the planned reduction of its risk-weighted assets through disposals or natural attrition, the execution of which is subject to operational and market risks.

Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the RBS Group’s capital plan, a depletion of its capital resources, earnings and capital volatility resulting from the implementation of IFRS 9 as of 1 January 2018, or an increase in the amount of capital it needs to hold (including as a result of the reasons described above), would adversely impact the Group’s ability to meet its capital targets or requirements and achieve its capital strategy during the restructuring period.

If the RBS Group or the Group are determined to have a shortage of capital as a result of any of the circumstances described above, the RBS Group may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive or may result in the RBS Group being subject to regulatory interventions and sanctions.

The RBS Group’s regulators may also request that the RBS Group carry out certain capital reconstruction management actions which may impact the Group or, in an extreme scenario, this may also trigger the implementation of the RBS Group’s recovery plans.

Additional information

Risk factors continued

Such actions, in turn, may affect the RBS Group’s product offering, capacity to pay future dividends and make other distributions (including discretionary coupons on capital instruments) or adversely impact the RBS Group’s or the Group’s ability to pursue strategic opportunities, affecting the underlying profitability of the Group and future growth potential.

If, in response to such shortage, certain regulatory capital instruments are converted into equity or the RBS Group raises additional capital through the issuance of share capital or regulatory capital instruments, existing RBSG shareholders may experience a dilution of their holdings. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required or on satisfactory terms.

Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the RBS Group’s legal entity structure or by asset or business disposals. Such actions may affect the underlying profitability of the RBS Group and/or the Group.

Failure by the RBS Group or the Group to comply with regulatory capital and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on the Group’s results of operations, financial condition and reputation.

The RBS Group and, where applicable RBS Group entities, including the Group, are subject to extensive regulatory supervision in relation to the levels and quality of capital they must hold, including as a result of the transposition of the Basel Committee on Banking Supervision’s regulatory capital framework (Basel III) in Europe by a Directive and Regulation (collectively known as “CRD IV”).

In addition, the RBS Group is currently identified as a global systemically important bank (G-SIB) by the Financial Stability Board (FSB) and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although the RBS Group belongs to the last “bucket” of the FSB G-SIB list and is therefore subject to the lowest level of additional loss-absorbing capital requirements. As the RBS Group reduces its global footprint and its balance sheet, the FSB may, at its discretion, determine that the RBS Group is no longer a G-SIB.

Each business within the RBS Group is subject to performance metrics which factor in underlying regulatory capital requirements set Individual Capital Guidance for the RBS Group and the Bank to ensure that business capital targets and generation are aligned to the RBS Group’s overall risk appetite.

Under CRD IV, the RBS Group is required, on a consolidated basis, to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets (Pillar 1 requirement).

CRD IV also introduced a number of new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) that must be met with CET1 capital.

The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5% which is currently set at 0% by the FPC for UK banks) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer (G-SIB Buffer) and the other systemically important institutions buffer, is referred to as the “combined buffer requirement”. These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the G-SIB Buffer. The G-SIB Buffer is currently set at 1.0% for the RBS Group (from 1 January 2017) and is being phased in over the period to 1 January 2019. The systemic risk buffer will be applicable from 1 January 2019. The Bank of England’s Financial Policy Committee (the “FPC”) was responsible for setting the framework for the systemic risk buffer and the PRA adopted in December 2016 a final statement of policy implementing the FPC’s framework.

In early 2019, the PRA is expected to determine which institutions the systemic risk buffer should apply to, and if so, how large the buffer should be up to a maximum of 3% of a firm’s risk-weighted assets. The systemic risk buffer will apply to ring-fenced entities only and not all entities within a banking group.

The systemic risk buffer is part of the UK framework for identifying and setting higher capital buffers for domestic systemically important banks, which are groups that, upon distress or failure, could have an important impact on their domestic financial systems.

The Group expects that it may be subject to the systemic risk buffer. This follows on the 2012 framework recommendations by the FSB that national authorities should identify D-SIBs and take measures to reduce the probability and impact of the distress or failure of D-SIBs.

In addition, national supervisory authorities may add extra capital requirements (the “Pillar 2A requirements”) to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements.

Additional information

Risk factors continued

The RBS Group’s current Pillar 2A requirement set by the PRA is set at an equivalent of 3.8% of risk-weighted assets. The PRA has also introduced a firm specific PRA buffer which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and credible recovery and resolution planning and is to be met with CET1 capital (in addition to any CET1 capital used to meet any Pillar 1 or Pillar 2A requirements).

Where appropriate, the PRA may require an increase in an institution’s PRA buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of risk management and governance weaknesses, including with respect to the effectiveness of the internal stress testing framework and control environment. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement.

In addition to capital requirements and buffers, the regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions, namely: (i) a minimum leverage requirement of 3% which applies to major UK banks, (ii) an additional leverage ratio to be met by G-SIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm’s capital G-SIB Buffer or systemic risk buffer and which is being phased in from 2016 (currently set at 0.175% from 1 January 2017) and (iii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm’s countercyclical capital buffer.

Further changes may be made to the current leverage ratio framework as a result of future regulatory reforms, including FSB proposals and proposed amendments to the CRD IV proposed by the European Commission in November 2016.

Most of the capital requirements which apply or will apply to the RBS Group or to the Group (directly or indirectly as a result of RBS Group internal capital management) will need to be met in whole or in part with CET1 capital. CET1 capital broadly comprises retained earnings and equity instruments, including ordinary shares. As a result, the RBS Group’s ability meet applicable CET1 capital requirements is dependent on organic generation of CET1 through profitability and/or the RBS Group’s ability to issue ordinary shares, and there is no guarantee that the RBS Group may be able to generate CET1 capital through either of these alternatives.

The amount of regulatory capital required to meet the RBS Group’s regulatory capital requirements (and any additional management buffer), is determined by reference to the amount of risk-weighted assets held by the RBS Group.

The models and methodologies used to calculate applicable risk-weightings are a combination of individual models, subject to regulatory permissions, and more standardised approaches. The rules are applicable to the calculation of the RBS Group’s risk-weighted assets are subject to regulatory changes which may impact the levels of regulatory capital required to be met by the RBS Group.

The Basel Committee and other agencies remain focused on changes that will increase, or recalibrate, measures of risk-weighted assets as the key measure of the different categories of risk in the denominator of the risk-based capital ratio. While they are at different stages of maturity, a number of initiatives across risk types and business lines are in progress that are expected to impact the calculation of risk-weighted assets. The Basel Committee is currently consulting on new rules relating to the risk weighting of real estate exposures and other changes to risk-weighting calculations, including proposals to introduce floors for the calculation of risk-weighted assets, which could directly affect the calculation of capital ratios. However, given recent delays, the timing and outcome of the consultation is now increasingly uncertain. In the UK, the PRA is also considering ways of reducing the sensitivity of UK mortgage risk weights to economic conditions. The Basel Committee is also consulting on a revised standardised measurement approach for operational risk.

Certain EU officials have raised concerns in relation to the new proposed rules and there is therefore uncertainty as to the way in which the FSB’s proposals would be implemented in the EU. The new approach for operational risk would replace the three existing standardised approaches for calculating operational risk, as well as the internal model-based approach.

The proposed new methodology combines a financial statement-based measure of operational risk, with an individual firm’s past operational losses.

While the quantum of impact of these reforms remains uncertain owing to lack of clarity of the proposed changes and the timing of their introduction, the implementation of such initiatives may result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the RBS Group or the Group under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the PRA’s determination of the RBS Group’s Pillar 2A or PRA buffer requirements with respect to such exposures.

Although the above provides an overview of the capital and leverage requirements currently applicable to the RBS Group and the Group, such requirements are subject to ongoing amendments and revisions, including as a result of final rules and recommendations adopted by the FSB or by European or UK regulators.

Additional information

Risk factors continued

In particular, on 23 November 2016, the European Commission published a comprehensive package of reforms including proposed amendments to CRD IV and the EU Bank Recovery and Resolution Directive (the “BRRD”). Although such proposals are currently being considered and discussed among the European Commission, the European Parliament and the European Council and their final form and the timetable for their implementation are not known, such amendments may result in increased or more stringent requirements applying to the RBS Group or its subsidiaries (including the Group).

This uncertainty is compounded by the UK’s decision to leave the EU following the outcome of the EU Referendum which may result in further changes to the prudential and regulatory framework applicable to the RBS Group and the Group.

If the RBS Group is unable to raise the requisite amount of regulatory capital (including loss absorbing capital), or if the RBS Group or the Group otherwise fail to meet regulatory capital and leverage requirements, they may be exposed to increased regulatory supervision or sanctions, loss of investor or customer confidence, restrictions on distributions or they may be required to reduce further the amount of their risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, including businesses within the Group, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group or the Group. A breach of the RBS Group’s applicable capital or leverage requirements may also trigger the application of the RBS Group’s recovery plan to remediate a deficient capital position. Any of these developments, including the failure by the RBS Group to meet its regulatory capital and leverage requirements, may have a material adverse impact on the Group’s capital position, operations, reputation or prospects.

The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the RBS Group’s and the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

The RBS Group is subject to annual stress tests by its regulator in the UK and also subject to stress tests by the European regulators with respect to RBSG, RBS NV and Ulster Bank. Stress tests provide an estimate of the amount of capital banks might deplete in a hypothetical stress scenario. In addition, if the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, it is possible that it will need to take action to strengthen its capital position.

There is a strong expectation that the PRA would require a bank to take action if, at any point during the stress, a bank were projected to breach any of its minimum CET1 capital or leverage ratio requirements. However, if a bank is projected to fail to meet its systemic buffers, it will still be expected to strengthen its capital position over time but the supervisory response is expected to be less intensive than if it were projected to breach its minimum capital requirements.

The PRA will also use the annual stress test results to inform its determination of whether individual banks’ current capital positions are adequate or need strengthening.

For some banks, their individual stress-test results might imply that the capital conservation buffer and countercyclical rates set for all banks is not consistent with the impact of the stress on them. In that case, the PRA can increase regulatory capital buffers for individual banks by adjusting their PRA buffers.

Under the 2016 Bank of England stress tests, which were based on the balance sheet of the RBS Group for the year ended 31 December 2015, the RBS Group did not meet its CET1 capital or Tier 1 leverage hurdle rates before additional tier 1 conversion. After additional tier 1 conversion, it did not meet its CET1 systemic reference point or Tier 1 leverage ratio hurdle rate. In light of the stress test results the RBS Group agreed a revised capital plan with the PRA to improve its stress resilience in light of the various challenges and uncertainties facing both the RBS Group and the wider economy highlighted by the concurrent stress testing process.

As part of this revised capital plan, the RBS Group intends to execute an array of capital management actions to supplement organic capital generation from its core franchises and further improve its stress resilience, including: further decreasing the cost base of the RBS Group; further reductions in risk-weighted assets across the RBS Group; further run-down and sale of other non-core loan portfolios in relation to the personal and commercial franchises; and the management of undrawn facilities in 2017. Additional management actions may be required by the PRA until the RBS Group’s balance sheet is sufficiently resilient to meet the regulator’s stressed scenarios.

In addition, such actions may have an adverse impact on the Group as they may result in the divestment of assets, portfolios or businesses currently within the Group and the resulting loss in revenue could adversely impact the Group’s financial condition, results of operations and future prospects.

Consistent with the approach set out in the 2015, the 2017 Bank of England stress test will, for the first time, test the resilience of the system, and individual banks within it, against two stress scenarios.

Additional information

Risk factors continued

In addition to the annual cyclical scenario, there will be an additional ‘exploratory’ scenario that will be tested for the first time in 2017. This will allow the Bank of England to assess the resilience of the system, and the individual banks within it, to a wider range of potential threats, including weak global supply growth, persistently low interest rates, and a continuation of declines in both world trade relative to GDP and cross-border banking activity.

If the RBS Group were to fail under either of these scenarios, it may be required to take further action to strengthen its capital position, including further actions which may adversely impact the Group.

In addition, the introduction of IFRS 9, effective for annual periods beginning on or after 1 January 2018, is expected to result in capital volatility for the Group, which in turn could have an impact on the Group’s ability to meet its required CET1 ratio in a stress test scenario.

Failure by the Group to meet the thresholds set as part of the stress tests carried out by its regulators in the UK and elsewhere may result in the Group’s regulators requiring the Group to generate additional capital, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may impact the Group’s financial condition, results of operations and future prospects.

As a result of extensive reforms being implemented relating to the resolution of financial institutions within the UK, the EU and globally, material additional requirements will arise to ensure that financial institutions maintain sufficient loss-absorbing capacity. Such changes to the funding and regulatory capital framework may require the RBS Group to meet higher capital levels than anticipated within the RBS Group’s strategic plans and affect the RBS Group’s and the Group’s funding costs.

In addition to the prudential requirements applicable under CRD IV, the BRRD introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and “eligible liabilities” (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for own funds and eligible liabilities (MREL), designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors.

In November 2015, the FSB published a final term sheet setting out its total loss-absorbing capacity (TLAC) standards for G-SIBs. The EBA was mandated to assess the implementation of MREL in the EU and the consistency of MREL with the final TLAC standards and published an interim report setting out the conclusions of its review in July 2016 and its final report in December 2016.

On the basis of the EBA’s work and its own assessment of CRD IV and the BRRD, the European Commission published in November 2016 a comprehensive set of proposals, seeking to make certain amendments to the existing MREL framework. In particular, the proposals make a number of amendments to the MREL requirements under the BRRD, in part in order to transpose the FSB’s final TLAC term sheet.

The UK government is required to transpose the BRRD's provisions relating to MREL into law through further secondary legislation. In November 2016, the Bank of England published its final rules setting out its approach to setting MREL for UK banks.

These final rules (which were adopted on the basis of the current MREL framework in force in the EU) do not take into account the European Commission’s most recent proposals with respect to MREL and differ in a number of respects. In addition, rules relating to a number of specific issues under the framework remain to be implemented, following the publication of further rules by the FSB, in particular rules on internal MREL requirements, cross holdings and disclosure requirements are outstanding.

The Bank of England is responsible for setting the MREL requirements for each UK bank, building society and certain investment firms in consultation with the PRA and the FCA, and such requirement will be set depending on the resolution strategy of the financial institution. In its final rules, the Bank of England has set out a staggered compliance timeline for UK banks, including with respect to those requirements applicable to G-SIBs (including the RBS Group).

Under the revised timeline, G-SIBs will be expected to (i) meet the minimum requirements set out in the FSB’s TLAC term sheet from 1 January 2019 (i.e. the higher of 16% of risk-weighted assets or 6% of leverage exposures), and (ii) meet the full MREL requirements to be phased in from 1 January 2020, with the full requirements applicable from 2 January 2022 (i.e. for G-SIBs two times Pillar 1 plus Pillar 2A or the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures). MREL requirements are expected to be set on consolidated, sub-consolidated and individual bases, and are in addition to regulatory capital requirements(so that there can be no double counting of instruments qualifying for capital requirements).

In terms of applying MREL requirements to individual banking group entities (such as the Bank), the Bank of England will set individual MRELs for all institutions within a banking group and may also set individual MRELs for entities that are important from a resolution perspective on an entity-specific basis. As a result, the RFB holding entity and the Bank on a solo basis may be required to meet specific MREL requirements set by the regulator.

Additional information

Risk factors continued

Such requirements will be required to be met with internal MREL resources which are subordinated to the operating liabilities of the entity issuing them and must be capable of being written down or converted to equity. The Bank of England has indicated that it expects to align the scope of MREL with the scope of capital requirements, unless there are compelling reasons to deviate from this and that it will, on an entity-by-entity basis, consider whether individual entities within a group could feasibly enter insolvency upon the resolution of the group as a whole. Where this is the case those entities may be set an individual MREL equal to their regulatory minimum capital requirements although the Bank of England may adjust the internal MREL set for an individual entity having regard to the consolidated MREL set for the resolution group.

For institutions, including the RBS Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities must be issued by the resolution entity (i.e. the holding company for the RBS Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities).

The final PRA rules set out a number of liabilities which cannot qualify as MREL and are therefore “excluded liabilities”. As a result, senior unsecured issuances by RBSG will need to be subordinated to the excluded liabilities described above. The proceeds from such issuances will be transferred downstream to material operating subsidiaries in the form of capital or another form of subordinated claim.

 In this way, MREL resources will be “structurally subordinated” to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and – if necessary – for resolution to occur at the holding company level, without placing the operating companies into a resolution process.

The TLAC standard includes an exemption from this requirement if the total amount of excluded liabilities on RBSG’s balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has adopted this criterion in its final rules. If the RBS Group were to fail to comply with this “clean balance sheet” requirement, it could disqualify otherwise eligible liabilities from counting towards MREL and result in the RBS Group breaching its MREL requirements.

Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the RBS Group to restructure its balance sheet and issue additional capital compliant with the rules, which may be costly whilst certain existing Tier 1 and Tier 2 securities and other senior instruments issued by the RBS Group will cease to count towards the RBS Group’s loss-absorbing capital for the purposes of meeting MREL/TLAC requirements. The RBS Group’s resolution authority can impose an MREL requirement over and above the regulatory minima and potentially higher than the RBS Group’s peers, if it has concerns regarding the resolvability of the RBS Group.

As a result, the RBS Group may be required to issue additional loss-absorbing instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments and may result in an increased risk of a breach of the RBS Group’s combined buffer requirement.

Additional information

Risk factors continued

There remain some areas of uncertainty as to how these rules will be implemented in the UK, the EU and globally and the final requirements to which the RBS Group will be subject, and the RBS Group may therefore need to revise its capital plan accordingly. The European Commission’s recent proposals also include a proposal seeking to harmonise the priority ranking of unsecured debt instruments under national insolvency proceedings to facilitate the implementation of MREL across Europe. This rule is currently subject to consideration and negotiation by the European institutions but, to the extent it were to apply to the RBS Group, it could impact the ranking of current or future senior unsecured creditors of the RBS Group.

The Group’s borrowing costs and its sources of liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the rating of the UK Government.

The credit ratings of the Bank, its principal subsidiaries, as well as those of RBSG, RBS plc and other RBS Group companies directly affect the cost of funding and capital instruments issued by the RBS Group, as well as secondary market liquidity in those instruments. A number of UK and other European financial institutions, including RBSG, RBS plc and other RBS Group companies, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies’ revised outlook relating to regulatory developments, macroeconomic trends and a financial institution’s capital position and financial prospects.

The senior unsecured long-term and short-term credit ratings of RBSG are below investment grade by Moody’s, and investment grade by S&P and Fitch. The senior unsecured long-term and short-term credit ratings of RBS plc are investment grade by Moody’s, S&P and Fitch. The outlook for RBSG and RBS plc by Moody’s is currently positive and is stable for S&P and Fitch.

Rating agencies regularly review the RBS Group entity credit ratings, including those of RBSG and the Bank, or of certain of RBSG’s subsidiaries and their ratings of long-term debt are based on a number of factors, including the Group’s financial strength as well as factors not within the Group’s control, including political developments and conditions affecting the financial services industry generally.

In particular, the rating agencies may further review the RBSG, Bank and other Group entity ratings as a result of the implementation of the UK ring-fencing regime and related reorganisation, pension and litigation/regulatory investigation risk, including potential fines relating to investigations relating to legacy conduct issues, and other macroeconomic and political developments, including in light of the outcome of the negotiations relating to the shape and timing of the UK’s exit from the EU.

A challenging macroeconomic environment, reduced profitability and greater market uncertainty could negatively impact the Group’s performance and potentially lead to credit ratings downgrades which could adversely impact the Group’s funding or borrowing costs. The ability of the RBS Group or the Group to access capital markets on acceptable terms and hence their respective ability to raise the amount of capital and funding required to meet regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the RBS Group, could be affected.

Any further reductions in the long-term or short-term credit ratings of the Bank or RBSG or of certain of RBSG’s or the Bank’s subsidiaries, including further downgrades below investment grade, could increase the funding and borrowing costs or the Group, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits and may limit the Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties willing to enter into transactions with the Group or its subsidiaries and adversely affect its competitive position, all of which could have a material adverse impact on the earnings, cash flow and financial condition of the Group. As discussed above, the success of the implementation of the UK ring-fencing regime and the establishment of the RFB is in part dependent up the RFB or its material subsidiaries (including the Bank) obtaining a sustainable credit rating.

A failure to obtain such a rating, or any subsequent downgrades to current ratings may threaten the ability of the RFB or the Bank to operate on a standalone basis, in particular with respect to its ability to meet prudential capital requirements.

The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating following the result of the EU Referendum in June 2016. Any further downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of RBS Group companies, including the Bank and may result in the effects noted above. Further political developments, including in relation to the UK’s exit from the EU or the outcome of any further Scottish referendum could negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG and Group entities.

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

Additional information

Risk factors continued

Credit markets worldwide, including interbank markets, have experienced severe reductions in liquidity and term funding during prolonged periods in recent years.

In 2016, although the RBS Group’s and the Group’s overall liquidity position remained strong, credit markets experienced elevated volatility and certain European banks, in particular in the peripheral countries of Spain, Portugal, Greece and Italy, remained reliant on the ECB as one of their principal sources of liquidity.

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

The implementation of the UK ring-fencing regime may impact the Group’s funding strategy which is managed centrally by the RBS Group insofar as the Group also depends on intragroup funding arrangements entered into with other RBS Group entities. As a result of the implementation of the UK ring-fencing regime, such arrangements will be limited and may no longer be permitted if they are provided to the Group by an RBS Group entity outside the RFB and as a result the cost of funding may increase for certain Group entities, including the Bank, which will be required to manage their own funding and liquidity strategy.

The RBS Group is using the Bank of England’s term funding scheme which was introduced in August 2016, in order to reduce the funding costs for the RBS Group. Such funding has a short maturity profile and hence the RBS Group will diversify its sources of funding.

The market view of bank credit risk has changed radically as a result of the financial crisis and banks perceived by the market to be riskier have had to issue debt at significantly higher costs. Although conditions have improved, there have been recent periods where corporate and financial institution counterparties have reduced their credit exposures to banks and other financial institutions, limiting the availability of these sources of funding. The ability of the Bank of England to resolve the RBS Group in an orderly manner may also increase investors’ perception of risk and hence affect the availability and cost of funding for the RBS Group.

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

In addition, the RBS Group are subject to certain regulatory requirements with respect to liquidity coverage, including a liquidity coverage ratio set by the PRA in the UK. This requirement is currently being phased in and is set at 90% for the RBS Group from 1 January 2017 to increase 100% in January 2018 (as required by the CRR). The PRA may also impose additional liquidity requirements on the RBS Group to reflect risks not captured in the leverage coverage ratio by way of Pillar 2 add-ons, which may increase from time to time and require the RBS Group to obtain additional funding or diversify its sources of funding. Current proposals by the FSB and the European Commission also seek to introduce certain liquidity requirements for financial institutions, including the introduction of a net stable funding ratio (NSFR). Under the European Commission November 2016 proposals, the NSFR would be calculated as the ratio of an institution's available stable funding relative to the required stable funding it needs over a one-year horizon.

The NSFR would be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. If an institution’s NSFR were to fall below the 100% level, the institution would be required to take the measures laid down in CRD IV for a timely restoration to the minimum level. Competent authorities would assess the reasons for non-compliance with the NSFR requirement before deciding on any potential supervisory measures. These proposals are currently being considered and negotiated among the European Commission, the European Parliament and the European Council and, in light of the UK’s decision to leave the EU, there is uncertainty as to the extent to which such rules will apply to the RBS Group due to the expectation that the NSFR requirements will be published during the UK’s negotiation of its exit from the EU.

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

Additional information

Risk factors continued

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

The Group is subject to pension risks and may be required to make additional contributions to cover pension funding deficits as a result of degraded economic conditions or as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime.

RBS plc and its subsidiaries maintain a number of defined benefit pension schemes for certain former and current employees. Pension risk includes the risk that the assets of the RBS Group’s various defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities, as a result of which the RBS Group and/or RBS plc and subsidiaries are required or choose to make additional contributions to address deficits that may emerge. Risk arises from the schemes because the value of the asset portfolios may be less than expected and because there may be greater than expected increases in the estimated value of the schemes’ liabilities and additional future contributions to the schemes may be required.

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation. In particular, as life expectancies increase, so too will the pension scheme liabilities; the impact on the pension scheme liabilities due to a one year increase in longevity would have been expected to be £1.5 billion as at 31 December 2016.

Given economic and financial market difficulties and volatility, the low interest rate environment and the risk that such conditions may occur again over the near and medium term, some of the RBS Group’s pension funds have experienced increased pension deficits.

The last triennial valuation of the Main Scheme had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in Q1 2016.

The next triennial period valuation will take place in Q4 2018 and the Main Scheme pension trustee has agreed that it would not seek a new valuation prior to that date, except where a material change arises.

The 2018 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits.

Notwithstanding the 2016 accelerated payment and any additional contributions that may be required beforehand as a result of a material change, the RBS Group expects to have to agree to additional contributions over and above the existing committed past service contributions as a result of the next triennial valuation.

Under current legislation, such agreement would need to be reached no later than Q1 2020. The cost of such additional contributions could be material and any additional contributions that are committed to the Main Scheme following new actuarial valuations would trigger the recognition of a significant additional liability on the Bank’s balance sheet and/or an increase in any pension surplus derecognised, which in turn could have a material adverse effect on the Group’s results of operations, financial position and prospects.

In addition, the UK ring-fencing regime will require significant changes to the structure of the RBS Group’s existing defined benefit pension schemes as RFB entities may not be liable for debts to pension schemes that might arise as a result of the failure of an entity that is not an RFB or wholly owned subsidiary thereof after 1 January 2026. The restructuring of the RBS Group and its defined benefit pension plans to implement the UK ring-fencing regime could affect assessments of the RBS Group’s schemes deficits, or result in the pension scheme trustees considering that the employer covenant has been weakened, and result in additional contributions being required.

The RBS Group is developing a strategy to meet these requirements, which has been discussed with the PRA and is likely to require the agreement of the pension scheme trustee. Discussions with the pension scheme trustee are ongoing and will be influenced by the RBS Group’s overall ring-fence strategy and its pension funding and investment strategies.

If agreement is not reached with the pension trustee, alternative options less favourable to the RBS Group or the Group may need to be developed to meet the requirements of the pension regulations. The costs associated with the restructuring of the RBS Group’s existing defined benefit pension schemes could be material and could result in higher levels of additional contributions than those described above and currently agreed with the pension trustee which could have a material adverse effect on the Group’s results of operations, financial position and prospects.

Additional information

Risk factors continued

Pension risk and changes to the RBS Group’s funding of its pension schemes may have a significant impact on the RBS Group’s and/or the Group’s capital position.

The RBS Group’s capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net pension assets are to be deducted from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the RBS Group being required to carry a capital add-on to absorb stress on the pension fund and finally the risk of additional contributions to the RBS Group’s pension fund is taken into account in the RBS Group’s capital framework plan.

Changes to the RBS Group’s capital position or capital requirements relating to pension risks, are then reflected in the capital which the Group is required to hold, in line with the RBS Group’s capital strategy which requires Group entities, including the Group, to maintain adequate capital at all times. In addition, an increase in the pension risk to which the Group is exposed may result in increased regulatory capital requirements applicable to the Group.

The Group believes that the accelerated payment to the Main Scheme pension fund made in Q1 2016 improved the RBS Group’s and the Group’s capital planning and resilience through the period to 2019 and provided the Main Scheme pension trustee with more flexibility over its investment strategy. This payment has resulted in a reduction in the prevailing Pillar2A add-on. However, subsequent contributions required in connection with the 2018 triennial valuation may adversely impact the RBS Group’s and the Group’s capital position.

The RBS Group’s expectations as to the impact on its capital position of this payment in the near and medium term and of the accounting impact under its revised accounting policy are based on a number of assumptions and estimates, including with respect to the beneficial impact on its Pillar 2A requirements and confirmation of such impact by the PRA and the timing thereof, any of which may prove to be inaccurate (including with respect to the calculation of the CET1 ratio impact on future periods), including as a result of factors outside of the RBS Group’s control (which include the PRA’s approval).

As a result, if any of these assumptions proves inaccurate, the RBS Group’s capital position may significantly deteriorate and fall below the minimum capital requirements applicable to the RBS Group or RBS Group entities and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the RBS Group’s and the Group’s results of operations, financial prospects or reputation. The impact of the Group’s pension obligations on its results and operations are also dependent on the regulatory environment in which it operates.

There is a risk that changes in prudential regulation, pension regulation and accounting standards, or a lack of coordination between such sets of rules, may make it more challenging for the Group to manage its pension obligations resulting in an adverse impact on the Group’s CET1 capital.

The RBS Group has been, and will remain, in a period of major restructuring through to 2019, which carries significant execution and operational risks including the risk of not meeting stated management targets, and the RBS Group (including the Group) may not be a viable, competitive, customer-focused and profitable banking group as a result.

Since early 2015, the RBS Group has been implementing a major restructuring and transformation programme, articulated around a strategy focused on the growth of its strategic operations in UK Personal & Business Banking (PBB) and Commercial & Private Banking (CPB) and the further restructuring of the NatWest Markets franchise to focus mainly on UK and Western European corporate and financial institutions. As part of this programme, the RBS Group also continues to run-down certain of its operations, businesses and portfolios in order to reduce risk-weighted assets as well as the scope and complexity of its activities, including through the run-down of the higher risk and capital intensive assets in RBS Capital Resolution. Throughout 2016, the RBS Group stepped up the run-down of the higher risk and capital intensive assets in RBS Capital Resolution, reducing risk-weighted assets by £14.2 billion.

Part of the focus of this transformation programme is to downsize and simplify the RBS Group and the Group, reduce underlying costs, strengthen its overall capital position, improve customer experience and employee engagement, update operational and technological capabilities, strengthen governance and control frameworks and better position the RBS Group and the Group for the implementation of the UK ring-fencing regime by 1 January 2019. Together, these initiatives are referred to as the RBS Group’s “transformation programme”.

As part of its transformation programme, a number of financial, capital, operational and diversity targets, expectations and trends have been set by management for the RBS Group and the Group, both for the short term and throughout the restructuring period. These include (but are not limited to) expectations relating to the RBS Group’s and the Group’s return to profitability and the timing thereof, one-off costs incurred in connection with material litigation and conduct matters and the timing thereof, expected grown rates in income, customer loans and advances and volumes and underlying drivers and trends, cost:income ratio targets, expectations with respect to reductions in operating costs and charges as well as impairment charges, disposal losses relating to Capital Resolution, CET1 ratio targets and expectations regarding funding plans and requirements expectations with respect to reductions in risk-weighted assets and the timing thereof, expectations with respect to employees engagement and diversity targets.

Additional information

Risk factors continued

The successful implementation of the RBS Group’s transformation programme and the RBS Group’s ability to meet associated targets and expectations, are subject to various internal and external factors and risks, including those described in this risk factor, the other risk factors included in this section and the disclosure included in the rest of this document. These include but are not limited to, market, regulatory, economic and political uncertainties, developments relating to litigation and regulatory matters, operational risks, risks relating to the RBS Group’s and the Group’s business models and strategies and delays or difficulties in implementing its transformation programme, including the restructuring of the NatWest Markets franchise, the implementation of the UK ring-fencing regime and compliance with the RBS Group’s State Aid obligations. A number of factors may impact the RBS Group’s ability to maintain its CET1 ratio target at or over 13% throughout the restructuring period, including conduct related costs, pension or legacy charges, accounting impairments or limited organic capital generation through profits.

In addition, the run-down of risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment. Further regulatory changes may also result in risk-weighted assets inflation in the medium term.

For a further discussion of the risks associated with meeting the RBS Group’s capital targets, see “The Group’s business performance and financial position could be adversely affected if its or the RBS Group’s capital is not managed effectively or if it or the RBS Group are unable to meet their capital targets.” The RBS Group’s and the Group’s ability to meet cost:income ratio targets and the planned reductions in their annual underlying costs (excluding restructuring and conduct-related charges and remediation costs) may also be impacted, and the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the RBS Group’s or the Group’s long-term product offering or competitive position.

Due to the changed nature of the RBS Group’s and the Group’s business model, the RBS Group’s and the Group’s expectations with respect to its return to profitability and the timing thereof may not be achieved in the timescale envisaged or at any time. An adverse macroeconomic environment, including sustained low interest rates, political and regulatory uncertainty, increased market competition and/or heightened litigation costs may also pose significant headwinds to the profitability of the RBS Group and the Group. In addition there can be no certainty that the new business model defined for the NatWest Markets franchise will result in a sustainable or profitable business.

More generally, the targets, expectations and trends which accompany the RBS Group’s transformation programme are based on management plans, projections and models and are subject to a number of key assumptions and judgments any of which may prove to be inaccurate.

Among others, the targets, expectations and trends set as part of the RBS Group’s transformation programme assume that the RBS Group and the Group will be successful in implementing their business models and strategies, executing the RBS Group transformation programme and  reducing the complexity of their business and infrastructure at the same time that they will be implementing significant structural changes to comply with the regulatory environment and that they will implement and maintain a robust control environment and effective culture, including with respect to risk management.

The RBS Group may not be able to successfully implement any part of its transformation programme or reach any of its related targets or expectations in the time frames contemplated or at all. The RBS Group’s transformation programme comprises a large number of concurrent actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of the RBS Group’s transformation programme is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the RBS Group’s control.

In addition, certain aspects of this transformation programme directly impact the Group’s business and product offering as it has resulted in the divestment of a number of its assets and portfolios as well as a reduction in available funding for the Group.

Implementing the RBS Group’s current transformation programme, including the restructuring of the NatWest Markets franchise, requires further material changes to be implemented within the RBS Group over the medium term, concurrent with the implementation of significant structural changes to comply with the UK ring-fencing regime and resulting from the RBS Group’s seeking to comply with its State Aid obligations. This restructuring period will be disruptive, will increase operational and people risks for the RBS Group and the Group and will continue to divert management resources from the conduct of the RBS Group’s and the Group’s operations and development of their business. The scale of changes being concurrently implemented has and will continue to require the implementation and application of robust governance and controls frameworks.  And there is no guarantee that the RBS Group or the Group will be successful in doing so.

Due to changes in the micro and macro-economic and political and regulatory environment in which it operates, in particular as a result of the consequences of the EU Referendum, the RBS Group may also be required to reconsider certain aspects of its current restructuring programme, or the timeframe for its implementation.

Additional information

Risk factors continued

In particular, there may be a need to further restructure the RBS Group’s Western European operations, including for example, as a result of potential changes in the prudential regulatory framework for banks and investment banks within the EU or if the RBS Group is no longer able to rely on the passporting framework for financial services applicable in the EU. Any such additional restructuring will be likely to increase operational and people risks for the RBS Group and the Group.

Due to the changed nature of the RBS Group’s business model, previously anticipated levels of revenue and profitability may not be achieved in the timescale envisaged or at any time. An adverse macroeconomic environment, including sustained low interest rates, political and regulatory uncertainty, market competition for margins and/or heightened litigation costs may also pose significant headwinds to the profitability of the RBS Group and the Group.

As a result, there can be no certainty that the implementation of the RBS Group’s transformation programme will prove to be a successful strategy, that the RBS Group will meet its targets and expectations during the restructuring period or that the restructured RBS Group will be a viable, competitive, customer-focused or profitable bank.

The Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by the Group’s key regulators has had and is likely to continue to increase compliance and conduct risks and could have a material adverse effect on how the Group conducts its business and on its results of operations and financial condition.

The Group is subject to extensive laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. Many of these have been introduced or amended recently and are subject to further material changes. Among others, the implementation and strengthening of the prudential and resolution framework applicable to financial institutions in the UK, the EU and the US, and future amendments to such rules, are considerably affecting the regulatory landscape in which the Group operates and will operate in the future, including as a result of the adoption of rules relating to the UK ring-fencing regime, prohibitions on proprietary trading, CRD IV and the BRRD and certain other measures. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, payment systems, and antiterrorism laws and regulations, have resulted in the Group facing greater regulation and scrutiny in the UK and the other countries in which it operates.

Recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, Europe and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Such changes may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to the Group’s ability to comply with the applicable body of rules and regulations in the manner and within the time frames required.

Such risks are currently exacerbated by the outcome of the EU Referendum and the UK’s decision to leave the EU and the unprecedented degree of uncertainty as to the respective legal and regulatory frameworks in which the RBS Group and the Group will operate when the UK is no longer a member of the EU. For example, current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU (which may apply to the Group once the UK has formally exited the EU). See “Changes to the prudential regulatory framework for banks and investment banks within the EU may require additional structural changes to the RBS Group’s operations which may affect current restructuring plans and have a material adverse effect Group”.

Any of these developments (including failures to comply with new rules and regulations) could have a significant impact on how the Group conducts its business, its authorisations and licences, the products and services it offers, its reputation and the value of its assets, the Group’s operations or legal entity structure, including attendant restructuring costs and consequently have a material adverse effect on its business, funding costs, results of operations, financial condition and future prospects.

Areas in which, and examples of where, governmental policies, regulatory and accounting changes and increased public and regulatory scrutiny could have an adverse impact (some of which could be material) on the Group include, but are not limited to, those set out above as well as the following:

•         amendments to the framework or requirements relating to the quality and quantity of regulatory capital as well as liquidity and leverage requirements to be met by the RBS Group or the Group, either on a solo, consolidated or subgroup level (and taking into account the new legal structure of the RBS Group and the Group following the implementation of the UK ring-fencing regime), including amendments to the rules relating to the calculation of risk-weighted assets and reliance on internal models and credit ratings as well as rules affecting the eligibility of deferred tax assets;

•         the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under MREL or by the FSB’s recommendations on TLAC;

Additional information

Risk factors continued

•         new or amended regulations or taxes that reduce profits attributable to shareholders which may diminish, or restrict, the accumulation of the distributable reserves or distributable items necessary to make distributions or coupon payments or limit the circumstances in which such distributions may be made or the extent thereof;

•         the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;

•         further investigations, proceedings or fines either against the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

•         the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities;

•         increased regulatory scrutiny with respect to mortgage lending, including through the implementation of the UK mortgage market review and other initiatives led by the Bank of England or European regulators;

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

•         changes to financial reporting standards (including accounting standards or guidance) and guidance or the timing of their implementation;

•         changes to risk aggregation and reporting standards;

•         changes to corporate governance requirements, senior manager responsibility, corporate structures and conduct of business rules;

•         competition reviews and investigations relating to the retail banking sector in the UK, including with respect to SME banking and PCAs;

•         financial market infrastructure reforms establishing new rules applying to investment services, short selling, market abuse, derivatives markets and investment funds, including the European Market Infrastructure Regulation and the Markets in Financial Instruments Directive and Regulation in the EU and the Dodd Frank Wall Street Reform Consumer Protection Act of 2010 in the US;

•         increased attention to competition and innovation in UK payment systems following the establishment of the new Payments Systems Regulator and developments relating to the UK initiative on Open Banking and the European directive on payment services;

•         new or increased regulations relating to customer data and privacy protection, including the EU General Data Protection Regulation; restrictions on proprietary trading and similar activities within a commercial bank and/or a group;

•         the introduction of, and changes to, taxes, levies or fees applicable to the RBS Group’s or the Group’s operations, such as the imposition of a financial transaction tax, changes in tax rates, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;

•         investigations into facilitation of tax evasion or avoidance or the creation of new civil or criminal offences relating thereto;

•         the regulation or endorsement of credit ratings used in the EU (whether issued by agencies in European member states or in other countries, such as the US); and

•         other requirements or policies affecting the Group’s profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

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

Additional information

Risk factors continued

The Group’s operations are highly dependent on its and the RBS Group’s IT systems. A failure of the RBS Group’s or the Group’s IT systems, including as a result of the lack of or untimely investments, could adversely affect its operations, competitive position and investor and customer confidence and expose the Group to regulatory sanctions.

The RBS Group’s and the Group’s operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The proper functioning of the RBS Group’s and the Group’s payment systems, financial and sanctions controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems, as well as the communication networks between its branches and main data processing centres, are critical to the RBS Group’s and the Group’s operations.

The vulnerabilities of the RBS Group’s and the Group’s IT systems are due to their complexity, attributable in part to overlapping multiple dated systems that result from the RBS Group’s historical acquisitions and insufficient investment prior to 2013 to keep the IT applications and infrastructure up-to-date.

A complex IT estate containing end-of-life hardware and software creates challenges in recovering from system breakdowns. IT failures adversely affect the Group’s relationship with its customers and reputation and have led, and may in the future, lead to regulatory investigations and redress.

The Group experienced a limited number of IT failures in 2016 affecting customers, although improvements introduced since 2012 allowed the Group to contain the impact of such failures.

The RBS Group’s and the Group’s regulators in the UK are actively surveying progress made by banks in the UK to modernise, manage and secure their IT infrastructures, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the Group’s ability to service its customers, could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the Group operates. In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the Group’s reputation, business and brands, which could undermine its ability to attract and keep customers.

The RBS Group is currently implementing a number of complex initiatives, including its transformation programme, the UK ring-fencing regime and the restructuring of the NatWest Markets franchise, all which put additional strains on the RBS Group’s and Group’s existing IT systems. A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the RBS Group’s or the Group’s IT infrastructure and in turn cause long-term damage to the Group’s reputation, brands, results of operations and financial position.

The RBS Group has mad, and will continue to make, considerable investments in its IT systems to further simplify and upgrade its (including the Group’s) IT systems and capabilities to make them more cost-effective and improve controls and procedures, strengthen cyber security defences, enhance the digital services provided to bank customers and improve the RBS Group’s and the Group’s competitive position and address system failures which adversely affect their relationship with their customers and reputation and may lead to regulatory investigations and redress.

However, the RBS Group’s current focus on cost-saving measures as part of its transformation programme may impact the resources available to implement further improvements to the RBS Group’s and/or the Group’s IT infrastructure or limit the resources available for investments in technological developments and innovations. Should such investment and rationalisation initiatives fail to achieve the expected results, or prove to be insufficient, it could have a material adverse impact on the Group’s operations, its ability to retain or grow its customer business or its competitive position and could negatively impact the Group’s financial position

The Group’s operations entail inherent reputational risk.

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

Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group or any member of the RBS Group conducts its business activities and operations, including as a result of speculative or inaccurate media coverage, the Group’s financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or the actual or perceived strength or practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

Additional information

Risk factors continued

Modern technologies, in particular online social networks and other broadcast tools which facilitate communication with large audiences in short time frames and with minimal costs, may also significantly enhance and accelerate the impact of damaging information and allegations.

Reputational risks may also be increased as a result of the restructuring of the RBS Group to implement its transformation programme and the UK ring-fencing regime, which could, in turn, have an adverse effect on the Group.

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

The Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud, any of which could result in regulatory sanctions and serious reputational or financial harm to the RBS Group and the Group. In recent years, a number of multinational financial institutions, including entities within the RBS Group, have suffered material losses due to the actions of employees and the Group may not succeed in protecting itself from such conduct in the future.

It is not always possible to deter employee misconduct and the precautions the Group takes to prevent and detect this activity may not always be effective.

The Group has implemented a number of policies and allocated new resources in order to help mitigate against these risks. The Group has also prioritised initiatives to reinforce good conduct in its engagement with the markets in which it operates, together with the development of preventative and detective controls in order to positively influence behaviour. The Group’s transformation programme is also intended to improve the Group’s control environment. Nonetheless, no assurance can be given that the Group’s strategy and control framework will be effective and that conduct issues will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

The RBS Group and Group may be adversely impacted if their risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.

The management of risk is an integral part of all of the Group’s activities. Risk management includes the definition and monitoring of the RBS Group’s risk appetite and reporting of the RBS Group’s and the Group’s exposure to uncertainty and the consequent adverse effect on profitability or financial condition arising from different sources of uncertainty and risks as described throughout these risk factors.

Ineffective risk management may arise from a wide variety of events and behaviours, including lack of transparency or incomplete risk reporting, unidentified conflicts or misaligned incentives, lack of accountability control and governance, lack of consistency in risk monitoring and management or insufficient challenges or assurance processes.

Failure to manage risks effectively could adversely impact the Group’s reputation or its relationship with its customers, shareholders or other stakeholders, which in turn could have a significant effect on the Group’s business prospects, financial condition and/or results of operations. Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See “The RBS Group and the Group rely on valuation, capital and stress test models to conduct their business, assess their risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group and the Group operate or findings of deficiencies by the Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the Group’s business, capital and results.”

Additional information

Risk factors continued

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

This framework has been implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. Notwithstanding the Group’s efforts, changing an organisation’s risk culture requires significant time, investment and leadership, and such efforts may not insulate the Group from future instances of misconduct.

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

Certain of the Group’s directors as well as members of its executive committee and certain other senior managers and employees are also subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers’ regime and certification regime took effect on 7 March 2016, whilst the conduct rules will apply to the wider employee population from 7 March 2017 onwards, with the exception of some transitional provisions.

The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities introduced by the new rules.

In addition, in order to ensure the independence of the RFB, the RBS Group will be required to recruit new independent directors and senior members of management to sit on the boards of directors and board committees of the RFB and other RBS Group entities outside the RFB, and there may be a limited pool of competent candidates from which such appointments can be made.

The RBS Group’s evolving strategy has led to the departure of a large number of experienced and capable employees, including Group employees. The restructuring relating to the ongoing implementation of the RBS’s Group’s transformation programme and related cost reduction targets may cause experienced staff members to leave and prospective staff members not to join the RBS Group. The lack of continuity of senior management and the loss of important personnel could have an adverse impact on the Group’s business and future success.

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

Risk factors continued

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including the Group, and any further offer or sale of its interests may affect the price of its securities.

On 6 August 2015, the UK Government made its first sale of RBSG ordinary shares since its original investment in 2009 and sold approximately 5.4% of its stake in RBSG. Following this initial sale, the UK Government exercised its conversion rights under the B Shares on 14 October 2015 which resulted in HM Treasury holding 72.88% of the ordinary share capital of RBSG, and which entity owns all of the Bank’s share capital.

The UK Government, through HM Treasury, currently holds 71.3% of the issued ordinary share capital of the RBS Group. The UK Government has indicated its intention to continue to sell down its shareholding in the RBS Group.

In addition, UKFI manages HM Treasury’s shareholder relationship with the RBS Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group companies (including the Bank) will continue to have their own independent board of directors and management team determining their own strategy, its position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, remuneration policy or the conduct of any RBS Group company, including the Bank.

The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders. The Board of RBSG has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

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

In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions. These initiatives have been complemented by a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain prudential requirements and powers under CRD IV, and certain other measures introduced under the BRRD, including the requirements relating to loss absorbing capital.

The BRRD which was implemented in the UK from January 2015, provides a framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies in the EU, and the tools and powers introduced under the BRRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

Additional information

Risk factors continued

Implementation of certain provisions of the BRRD remains subject to secondary rulemaking as well as a review by the European Parliament and the European Commission of certain topics mandated by the BRRD. In November 2016, as a result of this review, the European Commission published a package of proposals seeking to introduce certain amendments to CRD IV and the BRRD as well as a new proposal seeking to harmonize creditor hierarchy. These proposals are now subject to further discussions and negotiations among the European institutions and it is not possible to anticipate their final content. Further amendments to the BRRD or the implementing rules in the EU may also be necessary to ensure continued consistency with the FSB recommendations on resolution regimes and resolution planning for G-SIBs, including with respect to TLAC requirements.

In light of these potential developments as well as the impact of the UK’s decision to leave the EU following the result of the EU Referendum, there remains uncertainty as to the rules which may apply to the RBS Group going forward. In addition, banks headquartered in countries which are members of the Eurozone are now subject to the European banking union framework.

In November 2014, the ECB assumed direct supervisory responsibility for RBS NV and Ulster Bank under the Single Supervisory Mechanism (SSM). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the Eurozone and other jurisdictions, would interact in the event of a resolution of the RBS Group.

The BRRD requires national resolution funds to raise “ex ante” contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional “ex post” funding contributions in the event the ex-ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although receipts from the UK bank levy are currently being used to meet the ex-ante and ex post funding requirements, the RBS Group may be required to make additional contributions in the future.

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

In addition, the PRA has adopted a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

The application of such rules to the RBS Group may require the RBS Group to restructure certain of its activities or reorganise the legal structure of its operations, may limit the RBS Group’s ability to outsource certain functions and/or may result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services. Any such developments could have a material adverse effect on the Group.

In addition, compliance by the RBS Group with this new recovery and resolution framework has required and is expected to continue to require significant work and engagement with the RBS Group’s regulators, including in order for the RBS Group to submit to the PRA credible recovery and resolution plans, the outcome of which may impact the operations or structure of the RBS Group or the Group.

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

The Banking Act 2009, as amended to implement the BRRD (Banking Act) confers substantial powers on relevant UK authorities designed to enable them to take a range of actions in relation to UK banks or investment firms and certain of their affiliates in the event a bank or investment firm in the same group is considered to be failing or likely to fail.

Under the Banking Act, wide powers are granted to the relevant resolution authorities, as appropriate as part of a special resolution regime (the “SRR”).

These powers enable the relevant UK resolution authority to implement resolution measures with respect to a UK bank or investment firm and certain of its affiliates (including, for example, RBSG) (each a “relevant entity”) in circumstances in which the relevant UK resolution authority is satisfied that the resolution conditions are met.

Under the applicable regulatory framework and pursuant to guidance issued by the Bank of England, governmental financial support, if any is provided, would only be used as a last resort measure where a serious threat to financial stability cannot be avoided by other measures (such as the stabilisation options described below, including the UK bail-in power) and subject to the limitations set out in the Banking Act.

Additional information

Risk factors continued

Several stabilisation options and tools are available to the relevant UK resolution authority under the SRR, where a resolution has been triggered. In addition, the UK resolution authority may commence special administration or liquidation procedures specifically applicable to banks.

Where stabilisation options are used which rely on the use of public funds, the option can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution.

The Bank of England has indicated that among these options, the UK bail-in tool (as described further below) would apply in the event a resolution of the RBS Group were triggered.

Further, the Banking Act grants broad powers to the UK resolution authority, the application of which may adversely affect contractual arrangements and which include the ability to (i) modify or cancel contractual arrangements to which an entity in resolution is party, in certain circumstances; (ii) suspend or override the enforcement provisions or termination rights that might be invoked by counterparties facing an entity in resolution, as a result of the exercise of the resolution powers; and (iii) disapply or modify laws in the UK (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

The stabilisation options are intended to be applied prior to the point at which any insolvency proceedings with respect to the relevant entity would otherwise have been initiated. Accordingly, the stabilisation options may be exercised if the relevant UK resolution authority: (i) is satisfied that a UK bank or investment firm is failing, or is likely to fail; (ii) determines that it is not reasonably likely that (ignoring the stabilisation powers) action will be taken by or in respect of a UK bank or investment firm that will result in condition (i) above ceasing to be met; (iii) considers the exercise of the stabilisation powers to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial system, public confidence in the UK banking system and the protection of depositors, being some of the special resolution objectives) and (iv) considers that the special resolution objectives would not be met to the same extent by the winding-up of the UK bank or investment firm.

In the event that the relevant UK resolution authority seeks to exercise its powers in relation to a UK banking group company (such as RBSG), the relevant UK resolution authority has to be satisfied that (A) the conditions set out in (i) to (iv) above are met in respect of a UK bank or investment firm in the same banking group (or, in respect of an EEA or third country credit institution or investment firm in the same banking group, the relevant EEA or third country resolution authority is satisfied that the conditions for resolution applicable in its jurisdiction are met) and (B) certain criteria are met, such as the exercise of the powers in relation to such UK banking group company being necessary having regard to public interest considerations.

The use of different stabilisation powers is also subject to further “specific conditions” that vary according to the relevant stabilisation power being used. Although the SRR sets out the pre-conditions for determining whether an institution is failing or likely to fail, it is uncertain how the Bank of England would assess such conditions in any particular pre-insolvency scenario affecting RBSG and/or other members of the RBS Group (including the Bank) and in deciding whether to exercise a resolution power. Further regulatory developments, including proposals by the FSB on cross-border recognition of resolution actions, could also influence the conditions for the exercise of the stabilisation powers.

There has been no application of the SRR powers in the UK to a large financial institution, such as RBSG, to date, which could provide an indication of the relevant UK resolution authority’s approach to the exercise of the resolution powers, and even if such examples existed, they may not be indicative of how such powers would be applied to RBSG. Therefore, holders of shares and other securities issued by RBS Group entities may not be able to anticipate a potential exercise of any such powers.

The UK bail-in tool is one of the powers available to the UK resolution authority under the SRR and was introduced under the Banking Reform Act 2013. The UK government amended the provisions of the Banking Act to ensure the consistency of these provisions with the bail-in provisions under the BRRD, which amendments came into effect on January 1, 2015.

The UK bail-in tool includes both a power to write-down or convert capital instruments and triggered at the point of non-viability of a financial institution and a bail-in tool applicable to eligible liabilities (including senior unsecured debt securities issued by the RBS Group) and available in resolution.

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool, and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity Tier 1 instruments when an institution is no longer viable.

The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets the conditions for entry into the Special Resolution Regime as defined under the Banking Act or will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.

Additional information

Risk factors continued

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity.

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

The exercise of the bail-in tool will be determined by the Bank of England which will have discretion to determine whether the institution has reached a point of non-viability or whether the conditions for resolution are met, by application of the relevant provisions of the Banking Act, and involves decisions being taken by the PRA and the Bank of England, in consultation with the FCA and HM Treasury. As a result, it will be difficult to predict when, if at all, the exercise of the bail-in power may occur.

The potential impact of these powers and their prospective use may include increased volatility in the market price of shares and other securities issued by the RBS Group and the Group (including the Bank’s American depositary shares), as well as increased difficulties for RBS Group in issuing securities in the capital markets and increased costs of raising such funds.

If these powers were to be exercised (or there is an increased risk of exercise), such exercise could result in a material adverse effect on the rights or interests of RBSG shareholders which would likely be extinguished or very heavily diluted.

Holders of debt securities (which may include holders of RBSG senior unsecured debt), would see the conversion of part (or all) of their claims into equity or written down in part or written off entirely. In accordance with the rules of the Special Resolution Regime, the losses imposed on holders of equity and debt instruments through the exercise of bail-in powers would be subject to the “no creditor worse off” safeguard, which requires losses not to exceed those which would be realised in insolvency.

Although the above represents the risks associated with the UK bail-in power currently in force in the UK and applicable to the RBS Group, changes to the scope of, or conditions for the exercise of the UK bail-in power may be introduced as a result of further political or regulatory developments. In addition, further political, legal or strategic developments may lead to structural changes to the RBS Group, including at the holding company level. Notwithstanding any such changes, the RBS Group expects that its securities would remain subject to the exercise of a form of bail-in power, either pursuant to the provisions of the Banking Act, the BRRD or otherwise.

In the UK and in other jurisdictions, the RBS Group and the Group are responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the UK, the Financial Services Compensation Scheme (FSCS) was established under the Financial Services and Markets Act 2000 and is the UK’s statutory fund of last resort for customers of authorised financial services firms.

The FSCS pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising levies on the industry, including the RBS Group and the Group. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits.

In the event that the FSCS needs to raise additional and unexpected funding, is required to raise funds more frequently or significantly increases the levies to be paid by authorised firms, the associated costs to the RBS Group or the Group may have an adverse impact on their results of operations and financial condition. For example, the deposit protection limit increased by £10,000 to £85,000 effective from 30 January 2017, which will result in an increase to the Group’s FSCS levies.

To the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes, the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations.

Recent and anticipated changes in the tax legislation in the UK are likely to result in increased tax payments by the Group and may impact the recoverability of certain deferred tax assets recognised by the Group.

In accordance with IFRS Standards, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Additional information

Risk factors continued

In the UK, legislation has been introduced over the past few years which seeks to impose restrictions on the use of certain brought forward tax losses of banking companies. This has impacted and will continue to impact the extent to which the Group is able to recognise deferred tax assets. Failure to generate sufficient future taxable profits or further changes in tax legislation (including rates of tax) or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. Further changes to the treatment of deferred tax assets may impact the Group’s capital, for example by reducing further the Group’s ability to recognise deferred tax assets. The implementation of the rules relating to the UK ring-fencing regime and the resulting restructuring of the Group may further restrict the Group’s ability to recognise tax deferred tax assets in respect of brought forward losses.

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

In order to comply with this requirement, our affiliate RBS Group disclosed the following activities in response to section 13(r). NatWest was directly involved in certain of the activities covered by this disclosure.

Iranian government payments

During 2016, in full compliance with applicable sanctions and under applicable licenses granted by appropriate authorities, affiliates of RBS Group facilitated a number of payments that were remitted by or to Iranian government-owned entities, including government-owned financial institutions.  The payments made by Iranian government-owned entities were received by non-designated, non-Iranian customers of RBS Group affiliates in relation to the purchase of machinery equipment for a production plant in Iran, sponsorship fees for a business conference, salary payments, legal fees and the cost of purchasing tires.  The payments sent to Iranian government-owned entities were made by non-designated customers of RBS Group affiliates based outside of Iran in relation to legal services (including a refund of legal expenses) and insurance claims.

In addition, during 2016, an affiliate of RBS Group received a payment made to one of its customers that is owned/controlled by persons designated under Executive Order 13324.  The payment related to an outstanding obligation.  The customer’s account has since been closed. The funds were returned to customer’s account held by a third party bank.

The transactions described in the above paragraphs totalled 101 and resulted in less than the equivalent of £30 in gross revenue to RBS Group per transaction.  RBS Group has not made any profit from these transactions.  RBS Group intends to continue to engage in transactions similar to those described above as long as such transactions are in compliance with applicable sanctions laws and within RBS Group’s risk appetite.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of RBS Group hold eight legacy guarantees entered into between 1998 and 2005, which support arrangements entered into lawfully by affiliates of RBS Group customers with Iranian counterparties.  These legacy guarantees are in favour of Iranian government-owned financial institutions. The affiliates of RBS Group have made considerable efforts to exit and formally cancel the guarantees. However, despite the lifting of EU nuclear proliferation sanctions against Iran these RBS Group affiliates have been unable to do so to date.

RBS Group received no revenue in the reporting period in respect of these legacy guarantees and no other payments were made under these guarantees in 2016.

Clearing System

RBS Group participates in local government-run clearing and settlement exchange systems in a number of countries in compliance with applicable laws and regulations. Iranian government-owned banks also participate in some of these clearing systems, which creates the risk that RBS Group could participate in transactions in which such Iranian banks are involved.

Where legally permissible, RBS Group has instituted procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement.

RBS Group has obtained a license from Her Majesty’s Treasury to participate in local payment and settlement systems in the United Arab Emirates (UAE). RBS Group intends to continue to participate in the clearing and settlement exchange systems in various countries and will continue to seek to limit the risk of participating in transactions involving Iranian government-owned financial institutions in accordance with applicable laws and regulations. RBS Group intends to participate in transactions involving such entities only pursuant to licenses from the appropriate authorities.  No transactions involving Iranian government-owned financial institutions were processed by affiliates of RBS Group in 2016 through the local payment settlement system in the UAE.

Additional information

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors.  In full compliance with applicable laws, and after discussions with relevant sanctions authorities, an affiliate of RBS Group maintained transactional banking facilities on behalf of a UK company (the “Non-Iranian Party”) and a company owned and controlled by the Government of Iran (the “Iranian Party”) in relation to their interest in a joint operating agreement relating to a UK oil and gas field located in the North Sea.

Under authorisation from relevant sanctions authorities, the Non-Iranian Party was able to undertake all transactions and activities incident to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products produced from the field.  Under license from relevant sanctions authorities, the affiliate of RBS Group operated a Temporary Management Account to facilitate the transactions relating to these activities for the joint venture.

Following the lifting of EU nuclear proliferation sanctions against Iran, the Iranian Party was no longer subject to UK Sanctions and the monies held in the Temporary Management Account that were due to the Iranian Party were remitted to it, and the Temporary Management Account was closed.  The affiliate of RBS Group has continued to facilitate transactions and activities incident to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products from the field for the Non-Iranian Party and other non-Iranian parties, including receiving payments from Iranian Parties which involves Iranian government-owned financial institutions. All such payments were made or received in compliance with applicable sanctions and under applicable licenses.

In addition, during 2016, affiliates of RBS Group have also made and received a number of payments connected to the production, sale and transport of Iranian petroleum or related hydrocarbon products.  Some of these transactions have involved Iranian government-owned entities and Iranian government-owned financial institutions. All such payments were made or received in compliance with applicable sanctions and under applicable licenses.

The transactions described in connection with the Iranian Petroleum Industry above totalled 37 and resulted in less than the equivalent of £30 in gross revenue to RBS Group per transaction.  RBS Group has not made any profit from these transactions.  RBS Group intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are in compliance with applicable sanctions laws and within RBS Group’s risk appetite.

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

Additional information

Unless and until otherwise determined by ordinary resolution, the directors (other than alternate directors) shall be not more than twenty five. There is no stipulation in the Articles regarding a minimum number of directors; under the 2006 Act, and in the absence of express provision, the minimum number is two.

Directors' interests

A director shall not vote at a meeting of the board or a committee of the board on any resolution of the board concerning a matter in which he has an interest (otherwise than by virtue of his interest in shares, debentures or other securities of, or otherwise in or through, the Bank) which (together with any interest of any person connected with him) is, to his knowledge, material unless his interest arises only because the resolution relates to one or more of the following matters.

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

Additional information

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

Additional information

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

Main scheme memorandum of understanding

In January 2016, RBS Group sought regulatory approval to accelerate the settlement of the additional outstanding contributions of £4.2 billion on the RBS Group’s and the NatWest Group’s main defined benefit pension scheme and the Bank entered into a memorandum of understanding (The ‘MoU’) with the trustee of the Main Scheme pursuant to which, the date of the next triennial funding valuations was brought forward to a date no later than 31 December 2015. For further information on The MoU see note 4 to the financial statements.

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

Additional information

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

Abbreviations and acronyms

ABS	Asset-backed securities
AFS	Available-for-sale
ALCo	Asset and Liability Management Committee
AQ	Asset quality
AT1	Additional Tier 1
BCBS	Basel Committee on Banking Supervision
BoE	Bank of England
C&RA	Conduct & Regulatory Affairs
CDO	Collateralised debt obligation
CDS	Credit default swap
CEC	Control Environment Certification
CET1	Common equity tier 1
CIB	Corporate & Institutional Banking
CLO	Collateralised loan obligation
CPB	Commercial & Private Banking
CRD	Capital Requirements Directive
CRE	Commercial real estate
CVA	Credit valuation adjustment
EAD	Exposure at default
EBA	European Banking Authority
EC	European Commission
ECB	European Central Bank
ECL	Expected credit losses
EMEA	Europe, the Middle East and Africa
ERF	Executive Risk Forum
EU	European Union
FCA	Financial Conduct Authority
FSA	Financial Services Authority
FSB	Financial Stability Board
FSCS	Financial Services Compensation Scheme
FVTPL	Fair value through profit or loss
GDP	Gross domestic product
GSIB	Global systemically important bank
HFT	Held-for-trading
HMT	HM Treasury
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards

Abbreviations and acronyms

ILAAP	Internal Liquidity Adequacy Assessment Process
IPV	Independent price verification
IRC	Incremental risk charge
IRHP	Interest rate hedge products
L-SREP	Liquidity Supervisory Review and Evaluation Process
LAR	Loans and receivables
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
LGD	Loss given default
LTV	Loan-to-value
MDA	Maximum distributable amount
MREL	Minimum requirement for own funds and eligible liabilities
MRM	Model risk management
NI	Northern Ireland
NSFR	Net stable funding ratio
NTIRR	Non-traded interest rate risk
NWM	NatWest Markets
PD	Probability of default
PPI	Payment Protection Insurance
PRA	Prudential Regulation Authority
RBSG	The Royal Bank of Scotland Group plc
REIL	Risk elements in lending
RFB	Ring-fenced banking entities
RMBS	Residential mortgage-backed securities
RNIV	Risks not In VaR
ROI	Republic of Ireland
RoW	Rest of the World
RWA	Risk-weighted asset
SE	Structured entity
SME	Small and medium-sized enterprise
SVaR	Stressed value-at-risk
TLAC	Total loss absorbing capacity
UBI DAC	Ulster Bank Ireland Designated Activity Company
UK	United Kingdom
UKFI	UK Financial Investments Limited
UK PBB	UK Personal & Business Banking
US/USA	United States of America
VaR	Value-at-risk

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

Expected credit loss (ECL, an IFRS 9 accounting measure) – generally is the weighted average of credit losses; for collectively assessed portfolios it is the product of the exposure, probability of default at the reporting date and the lifetime loss given default.  At initial recognition of a financial asset, an allowance is made for the 12 month expected credit loss, using the probability of default in the first 12 months only.  On a significant increase in credit risk, the expected credit loss is increased to the lifetime probability of default.  ECL is applied to exposures to all financial assets and contractual facilities whose performance is not recognised at fair value in the income statement.

Expected loss (EL, a regulatory measure) – is the product of the regulatory credit exposure, the probability of default over the next 12 months, averaged through an economic cycle, and the downturn loss given default.  It is applied to exposures whether performance is recognised in income or reserves. Credit exposures include all financial assets, customer facilities and are subject to regulatory overlays.

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

Glossary of terms

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

Internal Liquidity Adequacy Assessment Process (ILAAP) -  an ongoing exercise as part of the PRA’s regulatory framework to comply with best practice and regulatory standards for liquidity management.

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

Key management - members of the RBS Group Executive Committee.

L-SREP - An annual Liquidity Supervisory Review and Evaluation Process with the PRA, that involves a comprehensive review of the RBS ILAAP, liquidity policies and risk management framework.

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

Glossary of terms

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

Minimum requirement for own funds and eligible liabilities (MREL)  – Tier 1 and Tier 2 capital plus specific loss absorbing instruments, including senior notes, that may be used to cover certain gone concern requirements in the EU.

Monoline insurers (monolines) - entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Model Risk Management - performs independent model validation for material models where necessary.

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

Glossary of terms

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

Coutts & Company

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

4.1(4)	Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated January 26, 2016
4.2(5)	Standard Terms of Appointment for Non-Executive Directors
7.1	Statement regarding computation of ratio of earnings to fixed charges
12.1	Certification of principal executive officer, required by Rule 13a-14(a)
12.2	Certification of principal financial officer, required by Rule 13a-14(a)
13.1	Certification required by Rule 13a-14(b)
Notes
(1)	Previously filed and incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (File No. 001-09266)
(2)	Previously filed and incorporated by reference to Exhibit (a)(1) to the Registration Statement on Form F-6 (Registration No. 333-7910), filed on November 6, 1997
(3)	Previously filed and incorporated by reference to Exhibit (a)(2) to the Registration Statement on Form F-6 (Registration No. 333-7910), filed on November 6, 1997
(4)	Previously filed and incorporated by reference to Exhibit 4.6 to the RBS Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 1-10306)
(5)

The terms of the letters of appointment of current non-executive directors, which have previously been filed as exhibits to the RBS Group’s annual reports on form 20-F, have been amended to reflect changes to the standard terms of appointment of non-executive directors, which have been filed as Exhibit 4.7 to the RBS Group’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 1-10306)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

National Westminster Bank Plc Registrant /s/ Ewen Stevenson Ewen Stevenson Chief Financial Officer 24 March 2017