Form 20-F
period 2017-12-31
NATIONAL WESTMINSTER BANK PLC /ENG/
filed 2018-03-29
CIK 702162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐            REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017, the close of the period covered by the annual report:

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

☒  Yes      ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐        Accelerated filer  ☐ Non-Accelerated filer  ☒

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

SEC Form 20-F cross reference guide

Item	Item Caption	Pages

1	Identity of Directors, Senior Management and Advisers	Not applicable to annual reports
2	Offer Statistics and Expected Timetable	Not applicable to annual reports
3	Key Information Selected financial data* Capitalisation and indebtedness Reasons for the offer and use of proceeds Risk factors	8-15, 178, 189 Omitted on the basis of Instruction I(2) of Form 10-K Not applicable to annual reports Not applicable to annual reports 7, 193-225
4	Information on the Company History and development of the Company* Business overview Organisational structure Property, plant and equipment	Omitted on the basis of Instruction I(2) of Form 10-K 5-6, 8-11, 66-74, 75-80, 165-168, 179 5-6, 75, 129, 170-188 94, 131-132, 142, 191
4a	Unresolved Staff Comments	Not applicable
5

Operating and Financial Review and Prospects

Operating results

Liquidity and capital resources*

Research and development, patents, licences etc

Trend information*

Off-balance sheet arrangements*

Contractual obligations *

16, 178-188

8-15, 17-27, 28-35, 63-65, 102-103, 127, 165-168, 178, 189, 231

Omitted on the basis of Instruction I(2) of Form 10-K

Not applicable

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

6	Directors, Senior Management and Employees Directors and senior management* Compensation* Board practices Employees* Share ownership*

4, 78-79

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

78-79

Omitted on the basis of Instruction I(2) of Form 10-K

Omitted on the basis of Instruction I(2) of Form 10-K

7	Major Shareholders and Related Party Transactions * Major shareholders * Related party transactions * Interests of experts and counsel *	Omitted on the basis of Instruction I(2) of Form 10-K Omitted on the basis of Instruction I(2) of Form 10-K Not applicable to annual reports
8	Financial Information Consolidated statements and other financial information Significant changes	83-176 6, 80, 170
9	The Offer and Listing Offer and listing details Plan of distribution Markets Selling shareholders * Dilution * Expenses of the issue	189-190 Not applicable to annual reports 190 Not applicable to annual reports Not applicable to annual reports Not applicable to annual reports

Item	Item Caption	Pages

10

Additional Information

Share capital

Memorandum and articles of association

Material contracts

Exchange controls

Taxation

Dividends and paying agents

Statement by experts

Documents on display

Subsidiary information

Not applicable to annual reports 227-231 231 231 231-233 Not applicable to annual reports Not applicable to annual reports 233 172-177
11	Quantitative and Qualitative Disclosures about Market Risk	36-62, 63-65, 95-96, 96-99, 99-102, 112-127, 179-189
12	Description of Securities other than Equity Securities
12A	Debt securities	Not applicable to annual reports
12B	Warrants and rights	Not applicable to annual reports
12C	Other securities	Not applicable to annual reports
12D	American Depositary shares	189-191
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
15	Controls and Procedures Disclosure Controls and Procedures Management’s annual report on internal control over financial reporting	Exhibits 12.1, 12.2 and 13.1 78-79 78-79
	Attestation report of the registered public accounting firm	Not applicable
	Changes in internal control over financial reporting	78-79
16	[Reserved]
16A	Audit Committee financial expert*	Omitted on the basis of Instruction I(2) of Form 10-K
16B	Code of ethics*	Omitted on the basis of Instruction I(2) of Form 10-K
16C	Principal Accountant Fees and services	80, 110
16D	Exemptions from the Listing Standards for Audit Committees*	Omitted on the basis of Instruction I(2) of Form 10- K
16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	75-79
16H	Mine Safety Disclosure	Not applicable
17	Financial Statements	Not applicable
18	Financial Statements	83-176
19	Exhibits	243

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

Approval of Strategic Report The Strategic Report for the year ended 31 December 2017 set out on pages 2 to 72 was approved by the Board of directors on 22 February 2018. By order of the Board.

Aileen Taylor Company Secretary 22 February 2018

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan	Frank Dangeard
	Ewen Stevenson	Alison Davis
Morten Friis
Robert Gillespie
Penny Hughes
Yasmin Jetha
Brendan Nelson
Baroness Noakes
Mike Rogers
Mark Seligman
Dr Lena Wilson

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

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; structural reform and the implementation of the UK ring-fencing regime; the implementation of RBSG’s transformation programme, including the further restructuring of the NatWest Markets franchise; the satisfaction of RBSG’s residual EU State Aid obligations; the continuation of RBSG’s and the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; future pension contributions; and RBSG’s and the Group’s exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including as interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

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

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document including in the risk factors and other uncertainties set out in the Group’s 2017 Annual Report and other risk factors and uncertainties discussed in this document.

These include the significant risks for RBSG and the Group presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBSG is or may be subject to and any resulting material adverse effect on RBSG of unfavourable outcomes and the timing thereof (including where resolved by settlement); economic, regulatory and political risks, including as may result from the uncertainty arising from Brexit and from the outcome of general elections in the UK and changes in government policies; RBSG’s ability to satisfy its residual EU State Aid obligations and the timing thereof; RBSG’s ability to successfully implement the significant and complex restructuring required to be undertaken in order to implement the UK ring fencing regime and related costs; RBSG’s ability to successfully implement the various initiatives that are comprised in its restructuring and transformation programme, particularly the proposed further restructuring of the NatWest Markets franchise, the balance sheet reduction programme and its significant cost-saving initiatives and whether RBSG and the Group will be a viable, competitive, customer focused and profitable bank especially after its restructuring and the implementation of the UK ring-fencing regime; the dependence of the Group’s operations on its and RBS Group’s IT systems; the exposure of RBSG and the Group to cyber-attacks and their ability to defend against such attacks; RBSG’s and the Group’s ability to achieve their capital, funding, liquidity and leverage requirements or targets which will depend in part on RBSG and the Group’s success in reducing the size of their business and future profitability as well as developments which may impact its CET1 capital including additional litigation or conduct costs, additional pension contributions, further impairments or accounting changes; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; RBSG’s and the Group’s ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBSG, the Bank or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBSG’s and the Group’s strategic refocus on the UK; as well as increasing competition from new incumbents and disruptive technologies.

In addition, there are other risks and uncertainties that could adversely affect our results, ability to implement our strategy, cause us to fail to meet our targets or the accuracy of forward-looking statements in this document. These include operational risks that are inherent to the Group’s business and will increase as a result of RBSG’s and the Group’s significant restructuring and transformation initiatives being concurrently implemented; the potential negative impact on RBSG’s and the Group’s business of global economic and financial market conditions and other global risks, including risks arising out of geopolitical events and political developments; the impact of a prolonged period of low interest rates or unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; heightened regulatory and governmental scrutiny (including by competition authorities) and the increasingly regulated environment in which RBSG and the Group operate as well as divergences in regulatory requirements in the jurisdictions in which RBSG and the Group operate; the risks relating to RBSG’s or the Group’s IT systems or a failure to protect themselves and their customers against cyber threats, reputational risks; risks relating to increased pension liabilities and the impact of pension risk on RBSG’s and the Group’s capital positions, including on any requisite management buffer; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if their risk management framework is ineffective; the Group’s ability to attract and retain qualified personnel; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in RBSG; the value and effectiveness of any credit protection purchased by the Group; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which the Group operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBSG’s and the Group’s financial statements or adversely impact their capital positions; the impact of the recovery and resolution framework and other prudential rules to which RBSG and the Group are subject; the application of stabilisation or resolution powers in significant stress situations;  contribution to relevant compensation schemes; the execution of the run-down and/or sale of certain portfolios and assets; the recoverability of deferred tax assets by the Group; and the success of RBSG and the Group in managing the risks involved in the foregoing.

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

Board of directors and secretary

Chairman	Auditors
Howard Davies	Ernst & Young LLP
Nominations (Chairman)	Chartered Accountants and Statutory Auditor
25 Churchill Place
Executive directors	London E14 5EY
Ross McEwan
Executive (Executive Committee Chairman)	Registered office
135 Bishopsgate
Ewen Stevenson	London, EC2M 3UR
Executive	Telephone: +44 (0)20 7085 5000

Independent non-executive directors	Head office
135 Bishopsgate
Frank Dangeard	London EC2M 3UR
Risk, Technology	Telephone +44 (0)20 7085 5000

Alison Davis	National Westminster Bank Plc
Technology (Chairman), Remuneration, Sustainability	Registered in England No. 929027

Morten Friis
Audit, Risk

Robert Gillespie
Remuneration (Chairman), Nominations, Sustainability

Penny Hughes
Sustainability (Chairman) Nominations, Risk

Yasmin Jetha
Sustainability, Technology

Brendan Nelson
Audit (Chairman), Nominations, Risk

Baroness Noakes
Risk (Chairman), Audit, Nominations

Mike Rogers
Remuneration, Sustainability

Mark Seligman
Senior Independent Director
Nominations, Remuneration

Dr Lena Wilson
Sustainability

Chief Governance & Regulatory Officer and Board Counsel
Aileen Taylor (Company Secretary)

Audit	member of the Group Audit Committee
Executive	member of the Executive Committee
Nominations	member of the Group Nominations and Governance Committee
Remuneration	member of the Group Performance and Remuneration Committee
Risk	member of the Board Risk Committee
Sustainability	member of the Sustainable Banking Committee
Technology	member of the Technology and Innovation Committee

Presentation of information

In the Report and Accounts, and unless specified otherwise, the term ‘Bank’ or ‘NatWest’ means National Westminster Bank Plc, the ‘Group’ or ‘NatWest Group’ means the Bank and its subsidiaries, ‘NatWest Holdings’ or ‘the holding company’ means NatWest Holdings Limited, ‘the Royal Bank’, ‘RBS plc’ or ‘the intermediate holding company’ means The Royal Bank of Scotland plc, ‘RBSG’ or ‘the ultimate holding company’ means The Royal Bank of Scotland Group plc and ‘RBS Group’ means the ultimate holding company and its subsidiaries.

Segment reporting

The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed. For full details see the Report of directors.

Reportable operating segments

Following the Q4 2017 changes detailed, the reportable operating segments are as below. For full business descriptions, see Note 36 on the accounts.

•                  UK Personal & Business Banking (UK PBB)

•                  Commercial Banking

•                  Private Banking

•                  Central items & other

RBS Group ring-fencing

The UK ring-fencing legislation requiring the separation of essential banking services from investment banking services will take effect from 1 January 2019.

To comply with these requirements it is the RBS Group’s intention to place the majority of the UK and Western European banking business in ring-fenced banking entities under an intermediate holding company. NatWest Markets Plc (NatWest Markets) will be a separate non ring-fenced bank and The Royal Bank of Scotland International (Holdings) Limited (RBSI Holdings) will also be placed outside the ring-fence, both as direct subsidiaries of RBSG.

On 1 January 2017, the RBS Group made a number of key changes to the legal hierarchy of its subsidiaries to support the move towards a ring-fenced structure. As part of continuing preparation to deliver a fully compliant ring-fencing structure by 1 January 2019, it plans to undertake a further series of actions.  For further details of these actions see the Report of the directors.

Disposal groups and discontinued operations

NatWest Group Holdings Corp.

NatWest Group Holdings Corp (NWGH) which wholly owns RBS Securities Inc (RBSSI) is due to be transferred to RBS plc (which is due to be renamed NatWest Markets plc in 2018) by 1 January 2019 in preparation for ring-fencing. NWGH is a direct subsidiary of NatWest. NWGH is classified as a disposal group at 31 December 2017 and its assets and liabilities presented in aggregate in accordance with IFRS 5. NWGH was mainly reported in the former NatWest Markets and Capital Resolution operating segments, which are no longer reportable operating segments but presented as a discontinued operation and comparatives have been re-presented accordingly.

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

Recent developments

Ring-fencing Transfer scheme

As announced on 22 March 2018, the Court of Session in Edinburgh has approved the application made in November 2017 to initiate the first Ring-fencing Transfer Scheme as detailed on page 75.

Ring-fencing

On 2 March 2018 NatWest Group Holdings Corporation and its subsidiaries, which include The Royal Bank of Scotland Securities Inc., were transferred at their book values from NatWest, a future ring-fenced entity, to RBS plc (to be re-named NatWest Markets Plc), which will be outside the future ring-fenced sub-group.

For more details of the additional restructuring steps and end-state ring fencing business model for the RBS Group please refer to page 75.

FX antitrust litigation

As previously disclosed, the RBS Group is among the defendants in an FX-related antitrust class action on behalf of ‘consumers and end-user businesses’ harmed by alleged collusion in the FX spot market. On 12 March 2018, the United States District Court for the Southern District of New York denied defendants’ motion to dismiss the plaintiffs’ amended complaint, holding that plaintiffs have adequately alleged antitrust standing, and denied defendants’ request to take an immediate appeal from that decision. On 23 March 2018, the same court denied a motion by the RBS Group and certain other defendants to dismiss the complaint for lack of personal jurisdiction.

In addition, as previously disclosed, the RBS Group is among the defendants in a separate consolidated FX-related antitrust class action on behalf of ‘indirect purchasers’ who were allegedly  indirectly affected  by FX instruments that others entered into with the defendant banks. On 15 March 2018, the United States District Court for the Southern District of New York granted the RBS Group and the other defendants’ motion to dismiss on a number of grounds, including failure to plead proximate cause and antitrust standing.

Interest rate hedging products litigation

As previously disclosed, Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both interest rate hedging products (IRHP) mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the High Court dismissed all of PAG’s claims. PAG appealed that decision, and the Court of Appeal’s judgment was handed down on 2 March 2018. The RBS Group was successful on all grounds. The decision (subject to any further appeal by PAG) may have significance for other similar IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

RMBS and other securitised products investigations

On 6 March 2018, the New York Attorney General announced that it had resolved its investigation of the RBS Group’s issuance and underwriting of residential mortgage-backed securities. RBS Financial Products Inc. will pay US $100 million to the State of New York, and provide US $400 million of consumer relief credits at a cost of approximately US $130 million. The cost of the settlement is covered by existing provisions.

Governance and risk management consent order

As previously disclosed, in July 2011, the RBS Group, RBS plc, and RBS N.V. agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (‘the Order’) to address deficiencies related to governance, risk management and compliance systems and controls in the US branches of RBS plc and RBS N.V. On 8 March 2018, the Federal Reserve Board announced that it had terminated the RBS Group entities’ obligations to the Federal Reserve Board under the Order. On 23 March 2018, the Illinois Department of Financial and Professional Regulation also notified the RBS Group that it had terminated the RBS Group entities’ obligations to it under the Order.

Top and emerging risks

Top and emerging risks

The RBS Group employs a continuous process for identifying and managing its top and emerging risks. These are defined as scenarios that could have a significant negative impact on the RBS Group’s ability to operate. A number of scenarios attracted particular attention in 2017 that relate to the RBS Group but which are also applicable to the Group. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group. Refer to the Risk Factors section on pages 194 to 226.

Macro-economic and political risks

The RBS Group remains vulnerable to changes and uncertainty in the external economic and political environment, which have intensified in the past year. Stress testing and scenario planning is used extensively to inform strategic planning and risk mitigation relating to a range of macroeconomic and political risks. Scenarios identified as having a potentially material negative impact on the RBS Group include: the impact of the UK’s exit from the EU; a second Scottish independence referendum; a UK recession including significant falls in house prices; global financial market volatility linked to advanced economy interest rate increases or decreases; a protracted period of low interest rates in the UK; vulnerabilities in emerging market economies resulting in contagion in the RBS Group’s core markets; a eurozone crisis; and major geopolitical instability.

Risks related to the competitive environment

The RBS Group’s target markets are highly competitive, which poses challenges in terms of achieving some strategic objectives. Moreover, changes in technology, customer behaviour and business models in these markets have accelerated. The RBS Group monitors the competitive environment and associated regulatory technological strategy development and makes adjustments as appropriate.

Impact of cyber attacks

Cyber attacks are increasing in frequency and severity across the industry. The RBS Group has participated in industry-wide cyber attack simulations in order to help test and develop defence planning. To mitigate the risks, a number of control enhancements have been delivered as part of a bankwide security programme. This has improved the protection of IT systems and data for both staff and customers. Further enhancements are underway and planned to ensure the RBS Group continues to maintain an effective control environment as the cyber threats evolve.

Regulatory and legal risks

Future litigation and conduct charges could be substantial. The RBS Group is involved in a number of litigation and investigations matters, including: ongoing class action litigation, securitisation and mortgage-backed securities related litigation, investigations into foreign exchange trading and rate-setting activities, continuing LIBOR-related litigation and investigations, and investigations into the treatment of small and medium- sized business customers in financial difficulty, anti-money laundering, sanctions, mis-selling (including mis-selling of payment protection insurance products). Settlements may result in additional financial penalties, non-monetary penalties or other consequences, which may be material.

More detail on these issues can be found in the Litigation, Investigations and Reviews and Risk Factors sections. To prevent future conduct from resulting in similar impacts, the RBS Group continues to embed a strong and comprehensive risk and compliance culture.

Failure of information technology systems

The RBS Group’s information technology systems are complex. As such, recovering from failure may be challenging. To mitigate these risks, a major investment programme has significantly improved the resilience of the systems and further progress is expected. System sustainability has improved as we continue to simplify and modernise our infrastructure and applications.

An increase in obligations to support pension schemes

The value of pension scheme assets may not be adequate to fund pension scheme liabilities. The actuarial deficit in the RBS Group pension schemes may therefore increase, requiring the RBS Group to increase its current and future cash contributions. An acceleration of certain previously-committed pension contributions was made in Q1 2016 to reduce this risk. Depending on the economic and monetary conditions and longevity of scheme members prevailing at that time, the actuarial deficit may increase at subsequent valuations and is also expected to be affected by ring-fencing.

Operational and execution risks

Increased losses may arise from a failure to execute major projects successfully. These currently include the transformation plan, the restructuring of NatWest Markets, compliance with structural reform requirements including the statutory ring-fencing requirements implemented as a result of the Independent Commission on Banking and the implementation of obligations under the policy framework for resolution (including Operational Continuity in Resolution). These support the delivery of a robust control environment and the embedding of a strong and pervasive customer-centred organisation and risk culture, are essential to meet the RBS Group’s strategic objectives. These projects cover organisational structure, business strategy, information technology systems, operational processes and product offerings. The RBS Group continues to work to implement change in line with its project plans while assessing the risks to implementation and is taking steps to mitigate those risks where possible.

Risks to income, costs and business models arising from regulatory requirements

The RBS Group is exposed to the risk of further increases in regulatory capital requirements as well as risks related to new regulations that could affect its business models. The RBS Group considers and incorporates the implications of proposed or potential regulatory activities in its strategic and financial plans.

Inability to recruit or retain suitable staff

There is a risk that the RBS Group lacks sufficient capability or capacity at a senior level to deliver, or to adapt to, change. The RBS Group monitors people risk closely and has plans in place to support retention of key roles, with wider programmes supporting engagement and training for all staff.

Financial review

Financial summary

Summary consolidated income statement for the year ended 31 December 2017

	2017	2016	2015
	£m	£m	£m
Net interest income	5,481	4,772	4,539
Fees and commissions receivable	2,054	1,890	1,900
Fees and commissions payable	(499)	(444)	(473)
Income from trading activities	25	(425)	(73)
Other operating income	1,086	246	(267)
Non-interest income	2,666	1,267	1,087
Total income	8,147	6,039	5,626
Operating expenses	(4,320)	(4,415)	(4,969)
Profit before impairment (losses)/releases	3,827	1,624	657
Impairment (losses)/releases	(311)	(125)	54
Operating profit before tax	3,516	1,499	711
Tax charge	(812)	(683)	(373)
Profit from continuing operations	2,704	816	338
Loss from discontinued operations net of tax for the year	(635)	(1,683)	(1,544)
Profit/(loss) for the year	2,069	(867)	(1,206)

Attributable to:
Non-controlling interests	4	—	(1)
Profit/(loss) attributable to ordinary shareholders	2,065	(867)	(1,205)
	2,069	(867)	(1,206)

		Commercial	Private	Central items
	UK PBB	Banking	Banking	& other	Total
2017	£m	£m	£m	£m	£m
Net interest income	3,721	1,566	386	(192)	5,481
Non-interest income	774	831	184	877	2,666
Total income	4,495	2,397	570	685	8,147

Operating expenses	(2,490)	(1,040)	(388)	(402)	(4,320)
Profit before impairment losses	2,005	1,357	182	283	3,827

Impairment losses	(186)	(119)	(5)	(1)	(311)

Operating profit	1,819	1,238	177	282	3,516

2016
Net interest income	3,517	1,162	380	(287)	4,772
Non-interest income	819	450	191	(193)	1,267
Total income	4,336	1,612	571	(480)	6,039

Operating expenses	(2,782)	(975)	(432)	(226)	(4,415)
Profit before impairment (losses)/releases	1,554	637	139	(706)	1,624

Impairment (losses)/releases	(105)	(14)	1	(7)	(125)
Operating profit/(loss)	1,449	623	140	(713)	1,499

Financial review

2017 Highlights and key developments

2017 compared with 2016

The Group reported a profit attributable to ordinary shareholders of £2,065 million compared with an attributable loss of £867 million in 2016, mainly driven by higher income of £8,147 million compared with £6,039 million in 2016 and lower loss from discontinued operations of £635 million compared with £1,683 million in 2016.

Litigation and conduct costs were £140 million and included a charge in relation to PPI of £104 million (2016 - £362 million) and a release in relation to customer redress of £12 million (2016 - £247 million charge).

Restructuring costs increased by £148 million to £218 million, compared with £70 million in 2016, largely due to international private banking pension costs and the reduction of the property portfolio.

The RBS Group has received £19 billion of funding under the Bank of England’s Term Funding Scheme (£5 billion drawn in 2016, £14 billion in 2017) as at 31 December 2017. The participation of the scheme is split between NatWest (£17 billion) and RBS plc (£2 billion).

Customer segment performance

UK Personal & Business Banking (UK PBB)

UK PBB operating profit increased to £1,819 million compared with £1,449 million in 2016, primarily reflecting higher total income and lower operating expenses, partially offset by an increase in impairment losses.

Net-interest income increased by £204 million to £3,721 million, compared with £3,517 million in 2016. The increase principally reflects strong mortgage loan growth and savings re-pricing benefits. Non-interest income decreased by £45 million, to £774 million, principally reflecting net losses from the sale of investments offset by a gain of £84 million from the sale of credit card debt. Net fees and commissions remained stable, decreasing slightly by £6 million to £802 million.

Operating expenses decreased by £292 million to £2,490 million (2016 - £2,782 million). This was largely due to lower litigation and conduct costs, primarily in relation to PPI provisions of £104 million compared with a provision of £362 million in 2016, partly offset by an increase in restructuring costs.

Impairment losses were £186 million compared with £105 million in 2016, and reflect continued benign credit conditions. The increases principally reflect lower recoveries, partly as a result of debt sales undertaken. Defaults remain at low levels across all portfolios compared with historical trends, albeit slightly higher than in 2016.

Gross loans and advances to customers increased by £11.2 billion to £124.5 billion (2016 - £113.3 billion), £10.6 billion of which was driven by continued mortgage loan growth. Customer deposits increased by £10.0 billion to £135.6 billion (2016 – 125.6 billion) reflecting strong personal current account and business deposit growth.

Commercial Banking

Commercial Banking operating profit increased to £1,238 million compared with £623 million in 2016, primarily reflecting an increase in income and lower operating expenses partially offset by higher impairment losses.

Net-interest income increased by £404 million to £1,566 million compared with £1,162 million in 2016 and non-interest income increased by £381 million to £831 million, compared with £450 million in 2016. These increases were primarily due to the legal entity transfers completed on 1 January 2017 in preparation for ring-fencing which included Lombard North Central plc, £305 million, and NatWest Invoice Finance, £84 million. The non-interest income impact of these transfers was £355 million.

Operating expenses decreased by £87 million to £888 million, compared with £975 million in 2016. The decrease was principally due to the non-repeat of litigation and conduct costs, which in 2016 included a £223 million provision in respect of the FCA review of the Group’s treatment of SMEs, partly offset by an increase in restructuring costs and the transfer in of legal entities in preparation for ring-fencing.

Gross loans and advances to customers increased by £14.1 billion to £55.8 billion, compared with £41.7 billion in 2016. Increase is principally due to ring-fencing legal entity moves, £14.6 billion.

Private Banking

Private Banking operating profit increased by £37 million, to £177 million compared with £140 million in 2016.

Total income was broadly flat when compared to 2016, decreasing by £1 million to £570 million.

Operating expenses decreased by £44 million to £388 million compared to £432 million in 2016, primarily reflecting a reduction in central allocated costs, offset by a £56 million increase in conduct and litigation and restructuring costs (2016 - £5 million).

Financial review

Financial review

Profit for the year

Profit attributable to shareholders was £2,065 million compared with a loss of £867 million in 2016. Operating profit before tax was £3,516 million compared with £1,499 million in 2016. The improvement reflected an increase in income partly offset by an increase in impairment losses.

Loss from discontinued operations of £635 million compared with £1,683 million in 2016 and includes the results of NWGH which was classified as a discontinued operation at 31 December 2017 and UBIH which was sold to NatWest Holdings on 1 January 2017.

Net interest income

Net interest income increased by £709 million, 15%, to £5,481 million compared with £4,772 million in 2016. This was principally driven by increases in UK PBB, £204 million, reflecting deposit re-pricing and strong mortgage loan growth and in Commercial Banking, £404 million; £389 million of the increase in Commercial Banking was due to the transfer in of legal entities in preparation for ring- fencing.

Non-interest income

Non-interest income increased by £1,399 million to £2,666 million, compared with £1,267 million in 2016. Within this, net fees and commissions increased by £109 million to £1,555 million, compared with £1,446 million in 2016, of which £129 million relates to the transfer in of legal entities as part the Group preparing for ring-fencing. Income from trading activities increased by £450 million to £25 million (2016 - £425 million loss), primarily reflecting foreign exchange and IFRS volatility.

Other operating income increased by £840 million to £1,086 million, compared with £246 million in 2016 and included: a gain on the sale of securities of £440 million (2016 - £25 million) primarily in relation to NatWest’s equity holding in RBSI ( £444 million), accounted for available-for-sale equity; profit on strategic disposals of £285 million (2016 - £189 million) including a £63 million gain on the sale of Vocalink and £84 million realised on the sale of credit card debt in UK PBB; and operating lease and other rental income of £248 million (2016 - £15 million) of which £178 million in related to income due to the transfer in of legal entities in preparation for ring-fencing. Other operating income in 2016 comprised principally of gains in relation to strategic disposals.

Operating expenses decreased by £95 million to £4,320 million compared with £4,415 million in 2016 and included £254 million of costs in relation to the Invoice Finance and Lombard businesses transferred in. Litigation and conduct costs in relation to PPI and customer redress were £517 million lower at £92 million in 2017, compared with £609 million in 2016. Restructuring costs increased by £148 million to £218 million, compared with £70 million in 2016, largely due to international private banking pension costs and the reduction of the property portfolio.

Impairment losses

Net impairment losses were £311 million compared with £125 million in 2016, primarily reflecting an increase of £81 million in UK PBB and £105 million in Commercial Banking. The increase in UK PBB was principally due to reduced recoveries, partly as a result of debt sales. The increase in Commercial Banking primarily reflects the legal entity transfers in preparation for ring-fencing together with new provisions on a small number of counterparties.

Discontinued operations

Loss from discontinued operations was £635 million compared with £1,683 million in 2016 and includes the results of NWGH which was classified as a discontinued operation at 31 December 2017 and UBIH which was sold to NatWest Holdings on 1 January 2017. The decrease primarily reflects the reduced litigation and conduct costs in relation to the Group’s underwriting of residential mortgage-backed securities (RMBS) of £600 million in 2017 (2016 - £1,710 million).

2016 Highlights and key developments

2016 compared with 2015

The Group reported a loss attributable to ordinary shareholders of £867 million compared with £1,205 million in 2015.  Litigation and conduct costs in 2016 included £362 million in relation to PPI provisions and £247 million in relation to customer re-dress.  Restructuring costs were £70 million compared to £677 million in 2015.

Customer segment performance

UK Personal & Business Banking (UK PBB)

UK PBB operating profit increased to £1,449 million compared with £1,179 million in 2015, primarily reflecting lower operating expenses and an increase in income.

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

Financial review

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

Financial review

Operating loss before tax

Operating profit before tax was £1,499 million compared with £711 million in 2015. The improvement reflected an increase in income and lower operating expenses, partly offset by an increase in impairment losses compared with impairment releases in 2015. Loss attributable to shareholders was £867 million compared with £1,205 million in 2015.

Loss from discontinued operations of £1,683 million compared with £1,544 million in 2015 and includes the results of NWGH which was classified as a discontinued operation at 31December 2017 and UBIH which was transferred to RBSG on 1 January 2017.

Net interest income

Net interest income increased by £233 million, 5%, to £4,772 million compared with £4,539 million in 2015. This was principally driven by increases in UK PBB, £151 million, reflecting deposit re-pricing and strong loan growth and in Commercial Banking, £37 million, due to higher asset volumes.

Non-interest income

Non-interest income increased by £180 million, 17%, to £1,267 million compared with £1,087 million in 2015. Within this, loss from trading activities was £425 million (2015 - £73 million) primarily reflecting foreign exchange movements and IFRS volatility losses.

Other operating income increased by £513 million to £246 million compared with a loss of £267 million in 2015. The increase comprised of a profit on strategic disposals of £189 million, compared with a loss of £84 million in 2015, and a gain on disposal of loans and receivables of £5 million, compared with a loss of £98 million in 2015.

Net fees and commissions increased to £1,446 million compared with £1,427 million, primarily reflecting improved business activity.

Operating expenses

Operating expenses decreased by £554 million, 11%, to £4,415 million compared with £4,969 million in 2015.

Litigation and conduct costs in 2016 included £362 million in relation to PPI provisions and £270 million in relation to customer re-dress.

Restructuring costs decreased by £607 million, 90%, to £70 million, compared with £677 million in 2015. The 2015 costs included a £277 million impairment in the value of US premises.

Staff costs decreased by £287 million, 29%, to £713 million reflecting cost savings initiatives.

Impairment losses

Net impairment losses were £125 million compared with impairment releases of £54 million in 2015. Net impairment losses principally in UK PBB (£105 million) and in Commercial Banking (£14 million), reflected reduced provision releases.

Discontinued operations

Loss from discontinued operations was £1,683 million compared with £1,544 million in 2015 and includes the results of NWGH which was classified as a discontinued operation at 31 December 2017 and UBIH which was classified as a discontinued operation at 31 December 2016.

Financial review

Capital and leverage ratios

Capital resources, RWAs and leverage based on the relevant local regulatory capital transitional arrangements for the significant legal entities within the Group are set out below.

	31 December	31 December
	2017	2016
Capital (1)	£m	£m
CET1	13,301	10,393
Tier 1	13,301	10,393
Total	17,536	15,016

RWAs
Credit risk
- non-counterparty	48,575	56,066
- counterparty	266	473
Market risk	136	676
Operational risk	7,724	7,209
Total RWAs	56,701	64,424

Risk asset ratios	%	%
CET1	23.5	16.1
Tier 1	23.5	16.1
Total	30.9	23.3

Leverage
Tier 1 capital (£m)	13,301	10,393
Exposure (£m)	213,474	169,586
Leverage ratio (%)	6.2	6.1

Note:

(1)       Refer to page 29.

Key points

•                  The CET1 ratio increased from 16.1% to 23.5%, mainly due to the reduction in significant investments following ring-fencing related transfers. UBI DAC was transferred to NatWest Holdings Limited with effect from 1 January 2017.

•                  RWAs decreased by £7.7 billion, mainly as a result of phasing-in of CRR end-point rules relating to significant investments.

•                  The leverage ratio on a PRA transitional basis improved from 6.1% to 6.2%. Whilst the exposure has increased due to higher central bank balances and mortgage growth, the impact of ring-fencing related transfers on CET1 capital has offset this.

Financial review

Analysis of results

Net interest income

	2017	2016	2015
	£m	£m	£m
Interest receivable (1,2,3,4)	6,271	5,784	5,792
Interest payable (1,2)	(790)	(1,012)	(1,253)
Net interest income	5,481	4,772	4,539

Yields, spreads and margins of the banking business	%	%	%
Gross yield on interest-earning assets of the banking business (3)	2.31	2.41	2.48
Cost of interest-bearing liabilities of the banking business	(0.41)	(0.62)	(0.78)
Interest spread of the banking business (5)	1.90	1.79	1.70
Benefit from interest-free funds	0.13	0.20	0.24
Net interest margin of the banking business (2,6)	2.03	1.99	1.94

Gross yield (3,7)
- Group	2.31	2.41	2.48
- UK	2.32	2.42	2.54
- Overseas	0.37	0.98	0.94
Interest spread (4,7)
- Group	1.90	1.79	1.70
- UK	1.92	1.80	1.77
- Overseas	(1.18)	0.15	(1.43)
Net interest margin (2,5,7)
- Group	2.03	1.99	1.94
- UK	2.05	2.00	1.99
- Overseas	(1.12)	0.64	0.65

National Westminster Bank Plc base rate (average)	0.29	0.40	0.50
London inter-bank three month offered rates (average)
- Sterling	0.36	0.50	0.57
- Eurodollar	1.26	0.69	0.32
- Euro	(0.33)	(0.26)	(0.02)

Notes:

(1)       Negative interests on loans and advances is classed as interest payable and on customer deposits is classed as interest receivable.

(2)       Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

(3)       Gross yield is the interest rate earned on average interest - earning assets of the banking business.

(4)       Interest receivable includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

(5)       Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(6)       Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

(7)       The analysis into UK and Overseas has been compiled on the basis of location of office.

Financial review

Consolidated balance sheet as at 31 December 2017

	2017	2016
	£m	£m
Assets
Cash and balances at central banks	35,799	2,567
Amounts due from intermediate holding company and fellow subsidiaries	77,926	94,686
Other loans and advances to banks	1,919	2,466
Loans and advances to banks	79,845	97,152
Amounts due from fellow subsidiaries	—	3,223
Other loans and advances to customers	191,889	173,842
Loans and advances to customers	191,889	177,065
Debt securities subject to repurchase agreements	—	2,900
Other debt securities	1,612	1,563
Debt securities	1,612	4,463
Equity shares	43	87
Settlement balances	3	1,693
Amounts due from intermediate holding company and fellow subsidiaries	1,709	2,929
Other derivatives	606	975
Derivatives	2,315	3,904
Intangible assets	522	484
Property, plant and equipment	2,580	2,160
Deferred tax	1,079	1,391
Prepayments, accrued income and other assets	630	534
Assets of disposal groups	24,526	24,976
Total assets	340,843	316,476

Liabilities
Amounts due to intermediate holding company and fellow subsidiaries	33,303	14,845
Other deposits by banks	20,544	5,200
Deposits by banks	53,847	20,045
Amounts due to fellow subsidiaries	6,774	4,859
Other customer accounts	226,598	229,080
Customer accounts	233,372	233,939
Debt securities in issue	396	301
Settlement balances	4	1,753
Short positions	—	4,591
Amounts due to intermediate holding company	2,966	4,294
Other derivatives	212	360
Derivatives	3,178	4,654
Provisions for liabilities and charges	1,398	6,659
Accruals and other liabilities	2,646	1,897
Retirement benefit liabilities	31	29
Amounts due to holding company	4,515	5,806
Other subordinated liabilities	1,240	1,489
Subordinated liabilities	5,755	7,295
Liabilities of disposal groups	23,849	19,313
Total liabilities	324,476	300,476

Non-controlling interests	81	420
Owners’ equity	16,286	15,580
Total equity	16,367	16,000

Total liabilities and equity	340,843	316,476

Financial review

Commentary on consolidated balance sheet

2017 compared with 2016

Total assets increased by £24.4 billion, 8%, to £340.8 billion and reflect  increases in cash and balances at banks and increases in loans and advances to customers, partially offset by the transfer of UBIH to NatWest Holdings on 1 January 2017.

Cash and balances at central banks increased by £33.2 billion to £35.8 billion, compared with £2.6 billion in 2016. The increase reflects funds previously placed with RBS plc now being placed directly with the Bank of England under the Term Funding Scheme and the move of certain treasury activities to the Group in preparation for ring-fencing.

Loans and advances to banks decreased by £17.3 billion, 18%, to £79.8 billion. 2017 included the impact of £10.4 billion (2016 - £2.4 billion) being transferred to disposal groups. Amounts due from intermediate holding company and fellow subsidiaries decreased by £16.8 billion, 18% to £77.9 billion and bank placings decreased by £0.5 billion, 22%, to £1.9 billion.

Loans and advances to customers increased by £14.8 billion, 8%, to £191.9 billion compared with £177.1 billion in 2016. Within this, amounts due from fellow subsidiaries were down £3.2 billion to nil. Customer lending was up by £18.0 billion, 10%, to £191.9 billion, primarily reflecting a £11.2 billion increase in UK PBB mainly in relation to mortgages and in Commercial, £14.1 billion primarily due to the legal entity transfers in preparation for ring-fencing, partly offset by £8.8 billion being transferred to assets of disposal groups.

Debt securities and equity shares decreased by £2.9 billion, 64%, to £1.7 billion. 2017 reflected the transfer of £4.1 billion to assets of disposal groups.

Movements in the fair value of derivative assets, down £1.6 billion, 41%, to £2.3 billion, and derivative liabilities down £1.5 billion, 32%, to £3.2 billion mainly related to decreases in amounts due from the holding company and fellow subsidiaries.

Assets of disposal groups decreased by £0.5 billion, 2%, to £24.5 billion and liabilities of disposal groups increased from £19.3 billion, 23%, to £23.8 billion. The balances relate to NWGH at 31 December 2017 and to UBIH at 31 December 2016. UBIH was sold to RBSG on 1 January 2017.

Deposits by banks increased by £33.8 billion to £53.8 billion with amounts due to the holding company and fellow subsidiaries, up by £18.5 billion to £33.3 billion. Other bank deposits of £20.5 billion increased by £15.3 billion, mainly in relation to the draw down of funds under the Bank of England Term Funding Scheme, 2017 included the impact of £3.2 billion (2016 - £1.3 billion) transferred to liabilities of disposal groups.

Customer accounts decreased by £0.6 billion to £233.4 billion. 2017 included the impact of £14.0 billion (2016 - £16.1 billion) transferred to disposal groups offset by an increase in UK PBB of £10.0 billion reflecting strong personal current account and business deposit  growth.

Subordinated liabilities decreased by £1.5 billion, 21%, to £5.8 billion, primarily as a result of redemptions of Ulster Bank Limited subordinate liabilities as part of on-going capital management.

Owner’s equity increased by £0.7 billion, 5%, to £16.3 billion primarily driven by the £2.1 billion attributable profit for the year partly offset by £0.8 billion in relation to currency translation.

Presentation of information

Except as otherwise indicated, information in the Capital and risk management section (pages 17 to 74) is within the scope of the Report of Independent Registered Public Accounting Firm. Unless otherwise indicated, disclosures in this section include disposal groups in relevant exposures and measures. Disposal groups comprise NatWest Holdings Group Corp in 2017 and Ulster Bank (Ireland) Holdings in 2016. Capital and risk management are generally conducted on an overall basis within RBS Group such that common policies, procedures, frameworks and models apply across the RBS Group. Therefore, for the most, discussion on these qualitative aspects reflect those in the RBS Group as relevant for the businesses and operations in the Group.

Financial Review Capital and risk management

Risk management framework (unaudited)

Introduction

The RBS Group operates an integrated risk management framework – centred around the embedding of a strong risk culture – which is designed to achieve the correct balance between prudential and conduct obligations. Each element of the risk management framework functions both individually and as part of a larger continuum. The framework ensures the tools and capability are in place to facilitate risk management and decision-making across the organisation.

The RBS Group’s strategy is informed and shaped by an understanding of the risk landscape, including a range of significant risks and uncertainties in the external economic, political and regulatory environment. Identifying these risks – and understanding how they affect the RBS Group – informs risk appetite and risk management practice.

Risk appetite, which is supported by a robust set of principles, policies and practices, defines our levels of tolerance for a variety of risks.

It is a key element of the RBS Group’s risk management framework and culture, providing a structured approach to risk-taking within agreed boundaries.

Effective governance – underpinned by our three lines of defence model – is essential to ensure the right decisions are being made by the right people at the right time. Governance includes regular and transparent risk reporting as well as discussion and decision-making at senior management committees, which informs management strategies across the organisation.

The RBS Group aims to have the right tools in place to support effective risk management. Having the appropriate capability, people and infrastructure is central. This is supported by a strong emphasis on systems, training and development to ensure threats are anticipated and managed appropriately within the boundaries determined by the agreed risk appetite.

Measurement, evaluation and transparency are also fundamental elements of the framework, providing robust analysis of the materiality and likelihood of specific threats as well as supporting understanding and communication of the financial and non-financial risks the RBS Group is exposed to.

The RBS Group has a strong focus on defining the control environment to ensure the effective operation of policies and processes embedded in the customer-facing businesses, thus facilitating the management of the risks they take in the course of their day-to-day activities.

Financial Review Capital and risk management

Risk management framework (unaudited) continued

The RBS Group also has a strong focus on continually improving the way risk is managed, particularly in terms of how threats are anticipated or responded to, but also in terms of simplifying or enhancing existing controls, policies and practice.

Essential to this is the ability to scan both the medium- and long-term horizon for risks. Stress testing is used to quantify, evaluate and understand the potential impact that changes to risks may have on the financial strength of the RBS Group, including its capital position. In turn, the results of stress tests can be used to inform and shape strategy.

Given the evolving external landscape, including the structural reform required by the UK’s ring-fencing requirements, in 2017 there was an emphasis on enhancing both the risk culture and risk appetite elements of the framework – as well as the interconnectivity between framework components.

All RBS Group employees share ownership of the way risk is managed. The businesses, the control and support functions, and Internal Audit work together to make sure business activities and policies are consistent with risk appetite; following the three lines of defence model. The RBS Group constantly monitors its risk profile against its defined risk appetite and limits, taking action when required to balance risk and return.

Risk culture

A strong risk culture is essential if the RBS Group is to achieve its ambition to build a truly customer-focused bank. The RBS Group’s risk culture target is to make risk simply part of the way that employees work and think.

Such a culture must be built on strong risk practices and appropriate risk behaviours must be embedded throughout the organisation.

To achieve this, the RBS Group is focusing on leaders as role models and taking action to build clarity, continuing to develop capability and motivate employees to reach the required standards of risk culture behaviour, including:

•                  Taking personal accountability and proactively managing risk.

•                  Respecting risk management and the part it plays in daily work.

•                  Understanding clearly the risks associated with individual roles.

•                  Aligning decision-making to RBS Group’s risk appetite.

•                  Considering risk in all actions and decisions.

•                  Escalating risks and issues early.

•                  Taking action to mitigate risks.

•                  Learning from mistakes and near-misses.

•                  Challenging others’ attitudes, ideas and actions.

•                  Reporting and communicating risks transparently.

To embed and strengthen the required risk culture, a number of RBS Group-wide activities were undertaken in 2017. These included ethical scenario training, mandatory Group Policy Learning, and Managing Our Performance meetings designed to enhance risk culture at a team and individual employee level.

To support a consistent tone from the top, senior management regularly communicate the importance of the required risk behaviours, linking them to the achievement of good customer outcomes.

The RBS Group’s target risk culture behaviours have now been embedded into Our Standards. These are clearly aligned to the core values of “serving customers”, “working together”, “doing the right thing” and “thinking long term”. They act as a clear starting point for a strong and effective risk culture because Our Standards are used for performance management, recruitment and selection and development.

Risk culture behaviour assessment is incorporated into performance assessment and compensation processes for enhanced governance staff. In Q1 2017, an objective aligned to the RBS Group’s risk culture target was set for the Executive Committee. Activity against that objective over the year was integral to performance reviews.

A risk culture measurement and reporting framework has been developed, enabling the RBS Group to benchmark both internally and externally. The purpose of the framework is to assess progress in embedding the RBS Group’s target risk culture where risk is simply part of the way we work and think. In 2017, external validation indicated that good progress had been made against that objective demonstrating that the continued focus and actions are moving the RBS Group towards its target risk culture.

Risk-based key performance indicators

RBS Group-wide remuneration policy ensures that the remuneration arrangements for all employees reflect the principles and standards prescribed by the PRA rulebook and the FCA handbook.

Training

Enabling employees to have the capabilities and confidence to manage risk is core to RBS Group’s learning strategy.

The RBS Group offers a wide range of risk learning, both technical and behavioural, across the risk disciplines. This training can be mandatory, role-specific or for personal development.

Mandatory learning for all staff is focused on keeping employees, customers and the RBS Group safe. This is easily accessed online and is assigned to each person according to their role and business area. The system allows monitoring at all levels to ensure completion.

Financial Review Capital and risk management

Risk management framework (unaudited) continued

Code of Conduct

Aligned to the RBS Group’s values is the Code of Conduct (Our Code). The code provides guidance on expected behaviour and sets out the standards of conduct that support the values. It explains the effect of decisions that are taken and describes the principles that must be followed.

These principles cover conduct-related issues as well as wider business activities. They focus on desired outcomes, with practical guidelines to align the values with commercial strategy and actions. The embedding of these principles facilitates sound decision-making and a clear focus on good customer outcomes. They are also consistent with the people management and remuneration processes and support a positive and strong risk culture through appropriate remuneration structures.

A simple decision-making guide – the “YES check” – has been included in the Code of Conduct. It is a simple set of five questions, designed to ensure the RBS Group values guide day-to-day decisions:

•      Does what I am doing keep our customers and RBS safe and secure?

•      Would customers and colleagues say I am acting with integrity?

•      Am I happy with how this would be perceived on the outside?

•      Is what I am doing meeting the standards of conduct required?

•      In five years’ time would others see this as a good way to work?

Each of the five questions is a prompt to think about how the situation fits with the RBS Group’s values. It ensures that employees can think through decisions that do not have a clear answer, and guides their judgements.

If conduct falls short of RBS Group’s required standards, the accountability review process is used to assess how this should be reflected in pay outcomes for those individuals concerned. The RBS Group’s approach to remuneration and related policies promotes effective risk management through a clear distinction between fixed remuneration – which reflects the role undertaken by an individual – and variable remuneration, which is directly linked to, and reflects performance and can be risk-adjusted. The RBS Group Performance & Remuneration Committee considers risk performance and conduct when determining overall bonus pools. Such pay decisions aim to reinforce the need for all employees to demonstrate acceptable risk management practice.

Financial review Capital and risk management

Risk management framework (unaudited) continued

Risk governance

Committee structure

The diagram illustrates the RBS Group risk committee structure in 2017 and the main purposes of each committee.

RBS Group Board
Reviews and approves the risk appetite framework and risk appetite targets for RBS Group's strategic risk objectives.
Executive Committee
Manages and oversees all aspects of RBS Group's business and operations.
Board Risk Committee
Provides oversight and advice on: current and potential future risk exposures, and future risk strategy, including determination of risk appetite and tolerance; and the effectiveness of the risk management framework.
Executive Risk Forum
Acts on all material and/or enterprise-wide risk and control matters across the RBS Group.
Pension Committee
Considers the financial strategy, risk management, balance sheet and remuneration and policy implications of the RBS Group's pension schemes.
Asset & Liability Management Committee
Oversees the effective management of the current and future balance sheet in line with Board-approved strategy and risk appetite.
Functional risk committees
Responsible for approval – or recommendation to the RBS Group Board for approval – of certain risk appetite measures. Includes Retail Credit Risk Committee, Wholesale Credit Risk Committee, Operational Risk Executive Committee, Market and Treasury Risk Committee, Financial Crime Executive Steering Group, and Reputational Risk Forum.
Technical Executive Risk Forum
Responsibilities include technical updates and escalations from other Executive Risk Forum sub-committees, and annual deep-dives on significant risk frameworks.
Provisions Committee
Reviews and approves large credit impairment charges or releases.
Capital Management & Stress Testing Committee
Challenges and reviews the end-to-end capital management process. It is the focal point for prudential regulatory requests regarding asset quality reviews and stress testing.
Technical Asset & Liability Management Committee
Responsible for setting the limits, policies and controls relating to financial balance sheet risks, including funding and liquidity, intra-group exposures, non-traded market risk and structural foreign currency risks.
Business risk committees and business provisions committees
Risk committees review and monitor all risks, providing guidance, recommendations and decisions on risks affecting the businesses. Business provisions committees approve individual specific provisions up to defined levels.
IFRS 9 Metrics Oversight Committee
Responsible for approving the Significant Deterioration framework and data rules for missing variables.

Note:

(1)       The IFRS 9 Metrics Oversight Committee has delegated authority from the RBS Group Provisions Committee to approve the Significant Deterioration framework, the data rules for missing variables, materiality decisions relating to the expected credit loss calculation, adjustments relating to the expected credit loss calculation if necessary, and changes in expected credit loss provision calculation methodology.

Financial review Capital and risk management

Risk management framework (unaudited) continued

Risk management structure

The diagram illustrates the RBS Group’s risk management structure in 2017 and key risk management responsibilities.

Notes:

(1)       RBS Group risk management framework

In 2017, the Chief Risk Officer (CRO) led Risk, Conduct & Restructuring. The CRO reported directly to the Chief Executive and had a dotted reporting line to the Board Risk Committee – as well as a right of access – to the chairman of the Board Risk Committee.

Risk, Conduct & Restructuring was a function independent of the franchises, structured by risk discipline to facilitate the effective management of risk.

Risk, Conduct & Restructuring was organised into eight functional areas: Chief of Staff; Credit Risk; Restructuring; Enterprise-Wide Risk; Risk & Conduct Infrastructure; Operational Risk; Risk & Conduct Assurance; and Financial Crime. There were also Directors of Risk & Conduct/Chief Risk Officers for each of the franchises and for Services.

Risk committees in the customer businesses and key functional risk committees oversaw risk exposures arising from management and business activities and focused on ensuring that they were adequately monitored and controlled.

(2)   Regulatory Affairs

In 2017, Regulatory Affairs was responsible for providing leadership of the RBS Group’s relationships with its regulators. Regulatory Affairs is part of Corporate Governance & Regulatory Affairs. Remediation & Complaints reports to the Services Chief Operating Officer.

Financial review Capital and risk management

Risk management framework (unaudited) continued

Three lines of defence

The RBS Group uses the three lines of defence model to articulate accountabilities and responsibilities for managing risk across the organisation. The three lines of defence model is adopted across the industry to support the embedding of effective risk management and is expressed through a set of principles as outlined below:

First line of defence – Management and supervision

The first line of defence includes customer franchises, Technology and Services as well as support and control functions such as Human Resources, Communications & Marketing and Finance. Responsibilities include:

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

•                  Ensuring the business has effective mechanisms for identifying, reporting and managing risk and controls.

Second line of defence – Oversight and control

The second line of defence includes Risk, Conduct & Restructuring, Legal, and the financial control element of the RBS Group’s Finance function. Responsibilities include:

•                  Working with the businesses and functions to develop risk and control policies, limits and tools for the business to use in order to discharge its responsibilities.

•                  Overseeing and challenging the management of risks and controls.

•                  Leading the articulation, design and development of risk culture and appetite.

•                  Analysing the aggregate risk profile and ensuring that risks are being managed within risk appetite.

•                  Providing expert advice to the business on risk management.

•                  Providing senior executives with relevant management information and reports, and escalating concerns where appropriate.

Third line of defence – Internal Audit

Responsibilities include:

•                  Providing assurance to the Group Audit Committee that the main business risks have been identified and effective controls are in place to manage these risks.

•                  Engaging with management to provide perspectives, insights and challenge in order to influence the building of a sustainable bank.

•                  Providing independent assurance to the Financial Conduct Authority, Prudential Regulation Authority, Central Bank of Ireland and other key jurisdictional regulators on specific risks and controls.

Risk appetite

Risk capacity defines the maximum level of risk the RBS Group can assume before breaching constraints determined by regulatory capital and liquidity needs, the operational environment, and from a conduct perspective. Articulating risk capacity helps determine where risk appetite should be set, ensuring there is a buffer between internal risk appetite and the RBS Group’s ultimate capacity to absorb losses.

Risk appetite defines the level and types of risk the RBS Group is willing to accept – within risk capacity – in order to achieve strategic objectives and business plans. It links the goals and priorities to risk management in a way that guides and empowers staff to serve customers well and achieve financial targets.

Risk appetite framework

The risk appetite framework bolsters effective risk management by promoting sound risk-taking through a structured approach, within agreed boundaries. It also ensures emerging risks and risk-taking activities that would be out of appetite are identified, assessed, escalated and addressed in a timely manner.

To facilitate this, a detailed annual review of the framework is carried out. The review includes:

•                  Assessing the adequacy of the framework when compared to internal and external expectations.

•                  Ensuring the framework remains effective as a strong control environment for risk appetite.

•                  Assessing the level of embedding of risk appetite across the organisation.

Financial review Capital and risk management

Risk management framework (unaudited) continued

The RBS Group Board approves the risk appetite framework annually.

Establishing risk appetite

The effective communication of risk appetite is essential in embedding appropriate risk-taking into the RBS Group’s culture.

Risk appetite is communicated across the RBS Group through risk appetite statements. The risk appetite statements provide clarity on the scale and type of activities that can be undertaken in a manner that is easily conveyed to staff.

Risk appetite statements consist of qualitative statements of appetite supported by risk limits and triggers that operate as a defence against excessive risk-taking. They are established at RBS Group level for all strategic risks and material risks, and at legal entity, franchise, and function level for all other risks.

The annual process of establishing risk appetite statements is completed alongside the business and financial planning process. This ensures plans and risk appetite are appropriately aligned.

The Board sets risk appetite for our most material risks to help ensure the RBS Group is well placed to meet its priorities and long-term targets even under challenging economic environments. It is the basis on which the RBS Group remains safe and sound while implementing its strategic business objectives.

The RBS Group’s risk profile is frequently reviewed and monitored to ensure it remains in appetite and that management focus is concentrated on all strategic risks, material risks and emerging risk issues. The RBS Group has effective processes in place for reporting risk profile relative to risk appetite to the RBS Group Board and senior management.

Risk control frameworks and limits

Risk control frameworks and their associated limits are an integral part of the risk appetite framework and a key part of embedding risk appetite in day-to-day risk management decisions. The risk control frameworks manage risk by expressing a clear tolerance for material risk types that is aligned to business activities.

The RBS Group policy framework directly supports the qualitative aspects of risk appetite, helping to rebuild and maintain stakeholder confidence in RBS Group’s risk control and governance. Its integrated approach is designed to ensure that appropriate controls, aligned to risk appetite, are set for each of the strategic and material risks it faces, with an effective assurance process put in place to monitor and report on performance.

Risk identification and measurement

Risk identification and measurement within the risk management process comprise:

•                  Regular assessment of the overall risk profile, incorporating market developments and trends, as well as external and internal factors.

•                  Monitoring of the risks associated with lending and credit exposures.

•                  Assessment of trading and non-trading portfolios.

•                  Review of potential risks in new business activities and processes.

•                  Analysis of potential risks in any complex and unusual business transactions.

The RBS Group has developed a risk directory which contains details of the financial and non-financial risks that it faces each day. It provides a common risk language to ensure consistent terminology is used across the RBS Group. The risk directory is subject to annual review. This ensures that the directory continues to provide a comprehensive and meaningful list of the inherent risks within the businesses.

Risk treatment and mitigation

Risk treatment and mitigation is an important aspect of ensuring that risk profile remains within risk appetite. Risk mitigation strategies are discussed and agreed with the businesses.

When evaluating possible strategies, costs and benefits, residual risks (risks that are retained) and secondary risks (those caused by the risk mitigation actions) are considered. Monitoring and review processes are in place to track results.

Information about regulatory developments and discussions is communicated to each customer-facing business and function. This helps identify and execute any required mitigating changes to strategy or to business models.

Early identification and effective management of changes in legislation and regulation are critical to the successful mitigation of conduct and regulatory risk. The effects of all changes are managed to ensure timely compliance readiness. Changes assessed as having a high or medium-high impact are managed closely.

Financial review Capital and risk management

Risk management framework (unaudited) continued

Top and emerging risks that may affect future results and performance are reviewed and monitored. Action is taken to mitigate potential risks as and when required. In depth analysis is carried out, including the stress testing of exposures relative to the risk. The Board Risk Committee, Asset & Liability Management Committee and Executive Risk Forum provide governance and oversight.

Risk and conduct assurance

Risk & Conduct Assurance is an independent second line of defence function which provides assurance to both internal and external stakeholders including the Board, senior management, risk functions, franchises, Internal Audit and regulators.

The function has three main elements – assurance, model risk and risk culture. Risk & Conduct Assurance teams perform quality assurance on targeted credit, market, financial crime and conduct risk activities. They also review selected key controls and manage model risk governance and validation activities. In addition, the Head of Risk & Conduct Assurance oversees the delivery of work to embed and strengthen the RBS Group’s desired risk culture.

The Head of Risk & Conduct Assurance also oversees the three lines of defence model, including relevant principles. For further information refer to page 22.

Assurance

Qualitative reviews are carried out to assess various risk aspects as appropriate, including: the quality of risk portfolios, the accuracy of the Basel Model Inputs and related probability of default/loss given default classifications, the quality of risk management practices, policy compliance and adherence to risk appetite. This can include testing the bank’s credit portfolios and market risk exposures to assist in early identification of emerging risks, as well as undertaking targeted reviews to examine specific concerns raised either by these teams or by their stakeholders.

The adequacy and effectiveness of selected key controls owned and operated by the Risk function are also tested (with a particular focus on credit risk and market risk controls). The team’s remit includes selected controls within the scope of Section 404 of the US Sarbanes-Oxley Act 2002 as well as selected controls supporting risk data aggregation and reporting.

Assurance is carried out on Anti-Money Laundering, Sanctions, and Anti-Bribery & Corruption processes and controls. This helps inform whether or not the financial crime control environment is adequate and effective and whether financial crime risk is appropriately identified, managed and mitigated. Assurance of conduct policies is predominantly focused on the Risk, Conduct & Restructuring-owned conduct policies. Targeted work is also carried out to assist the RBS Group in meeting its promises to customers as well as its regulatory requirements.

The Risk & Conduct Assurance Committee ensures a consistent and fair approach to all aspects of the team’s assurance review activities. The committee also monitors and validates the ongoing programme of reviews and tracks the remediation of the more material review actions.

Model risk

Model risk is the risk that a model is specified incorrectly (not achieving the objective for which it is designed), implemented incorrectly (an error in translating the model specification into the version actually used), or being used incorrectly (correctly specified but applied inappropriately).

The RBS Group uses a variety of models as part of its risk management process and activities. Key examples include the use of model outputs to support risk assessments in the credit approval process, ongoing credit risk management, monitoring and reporting, as well as the calculation of risk-weighted assets. Other examples include the use of models to measure market risk exposures and calculate associated capital requirements, as well as for the valuation of positions. The models used for stress-testing purposes also play a key role in ensuring RBS Group holds sufficient capital, even in stressed market scenarios.

Model Risk Governance

Model Risk Governance is responsible for setting policy and providing a governance framework for all of the RBS Group’s models and related processes. It is also responsible for defining and monitoring model risk appetite in conjunction with model owners and model users, monitoring the model risk profile and reporting on the model population as well as escalating issues to senior management, through the Model Risk Forum, and the respective franchise and function risk committees.

Model Risk Management

Model Risk Management performs independent model validation for material models. It works with individual businesses and functions to monitor adherence to model risk standards, ensuring that models are developed and implemented appropriately and that their operational environment is fit for purpose.

Model Risk Management performs reviews of relevant risk and pricing models in two instances: (i) for new models or amendments to existing models and (ii) as part of its ongoing programme to assess the performance of these models.

Model Risk Management reviews may test and challenge the logic and conceptual soundness of the methodology, or the assumptions underlying a model. Reviews may also test whether or not all appropriate risks have been sufficiently captured as well as checking the accuracy and robustness of calculations.

Based on the review and findings from Model Risk Management, the RBS Group’s model or risk committees consider whether a model can be approved for use. Models used for regulatory reporting may additionally require regulatory approval before implementation.

Model Risk Management reassesses the appropriateness of approved risk models on a periodic basis. Each periodic review begins with an initial assessment. Based on the initial assessment, an internal model governance committee will decide to re-ratify a model or to carry out additional work. In the initial assessment, Model Risk Management assesses factors such as a change in the size or composition of the portfolio, market changes, the performance of – or any amendments to – the model and the status of any outstanding issues or scheduled activities carried over from previous reviews.

Financial review Capital and risk management

Risk management framework (unaudited) continued

Model Risk Management also monitors the performance of RBS Group’s portfolio of models to ensure that they appropriately capture underlying business rationale.

Stress testing: capital management

Stress testing is a key risk management tool and a fundamental component of RBS Group’s approach to capital management. It is used to quantify, evaluate and understand the potential impact of specified changes to risk factors on the financial strength of RBS Group, including its capital position. Stress testing includes:

•                  Scenario testing, which examines the impact of a hypothetical future state to define changes in risk factors; and

•                  Sensitivity testing, which examines the impact of an incremental change to one or more risk factors.

The process for stress testing consists of four broad stages:

Define scenarios i	• Identify RBS Group-specific vulnerabilities and risks. • Define and calibrate scenarios to examine risks and vulnerabilities. • Formal governance process to agree scenarios.
Assess impact i	• Translate scenarios into risk drivers. • Assess impact to positions, income and costs. • Impact assessment captures input from across RBS Group.
Calculate results and assess implications i	• Aggregate impacts into overall results. • Results form part of risk management process. • Scenario results are used to inform RBS Group’s business and capital plans.
Develop and agree management actions i

•                  Scenario results are analysed by subject matter experts and appropriate management actions are then developed.

•                  Scenario results and management actions are reviewed and agreed by senior management through executive committees including Executive Risk Forum, Board Risk Committee and the Board.

Stress testing is used widely across the RBS Group. Key areas are summarised in the diagram below:

Specific areas that involve capital management include:

1)         Strategic financial and capital planning: through assessing the impact of sensitivities and scenarios on the capital plan and capital ratios.

2)         Risk appetite: through gaining a better understanding of the drivers of – and the underlying risks associated with – risk appetite.

3)         Risk identification: through a better understanding of the risks that could potentially impact the RBS Group’s financial strength and capital position.

4)         Risk mitigation: through identifying actions that can be taken to mitigate risks, or could be taken, in the event of adverse changes to the business or economic environment. Risk mitigation is substantially supplemented through the RBS Group’s recovery plan.

Regular reverse stress testing is also carried out. This examines circumstances that can lead to specific, defined outcomes such as business failure. Reverse stress testing allows the RBS Group to examine potential vulnerabilities in its business model more fully.

Capital sufficiency: going concern forward-looking view

Going concern capital requirements are examined on a forward-looking basis – including as part of the annual budgeting process – by assessing the resilience of capital adequacy and leverage ratios under hypothetical future states. A range of future states are examined. In particular, capital requirements are assessed:

•                  Based on a forecast of future business performance given expectations of economic and market conditions over the forecast period.

•                  Based on a forecast of future business performance under adverse economic and market conditions over the forecast period. A range of scenarios of different severity may be examined.

Financial review Capital and risk management

Risk management framework (unaudited) continued

The examination of capital requirements under normal economic and market conditions enables the RBS Group to demonstrate how its projected business performance allows it to meet all internal and regulatory capital requirements as they arise over the plan horizon. For example, the RBS Group will assess its ability to issue loss-absorbing debt instruments in sufficient quantity to meet regulatory timelines. The cost of issuance will be factored into business performance metrics.

The examination of capital requirements under adverse economic and market conditions is assessed through stress testing.

The results of stress tests are not only used widely across the RBS Group but also by the regulators to set specific capital buffers. The RBS Group takes part in a number of stress tests run by regulatory authorities to test industry-wide vulnerabilities under crystallising global and domestic systemic risks. In 2017, the RBS Group took part in the Bank of England stress test. Details of the stress test are set out on page 161 of the 2017 Annual Report on Form 20-F.

Internal assessment of capital adequacy

An internal assessment of material risks is carried out annually to enable an evaluation of the amount, type and distribution of capital required to cover these risks.

This is referred to as the Internal Capital Adequacy Assessment Process (ICAAP). The ICAAP consists of a point-in-time assessment of the RBS Group’s exposures and risks at the end of the financial year together with a forward-looking stress capital assessment. The ICAAP is approved by the Board and submitted to the PRA.

The ICAAP is used to form a view of capital adequacy separately to the minimum regulatory requirements. The ICAAP is used by the PRA to make an assessment of RBS Group-specific capital requirements through the Pillar 2 framework.

Capital allocation

The RBS Group has mechanisms to allocate capital across its legal entities and businesses which aim to optimise the utilisation of capital resources taking into account applicable regulatory requirements, strategic and business objectives and risk appetite.

The framework for allocating capital is approved by the Asset & Liability Management Committee.

Governance

Capital management is subject to substantial review and governance. Formal approval of capital management policies is either by the Asset & Liability Management Committee or by the Board on the recommendation of the Board Risk Committee.

The Board approves the capital plans, including those for key legal entities and businesses as well as the results of the stress tests relating to those capital plans.

Stress testing: liquidity

Liquidity risk monitoring and contingency planning

In implementing the liquidity risk management framework, a suite of tools is used to monitor, limit and stress test the risks on the balance sheet. Limit frameworks are in place to control the level of liquidity risk, asset and liability mismatches and funding concentrations.

Liquidity risks are reviewed at significant legal entity and business levels daily, with performance reported to the Asset & Liability Management Committee at least monthly. Liquidity Condition Indicators are monitored daily which ensures any build-up of stress is detected early and the response escalated appropriately through recovery planning.

Internal assessment of liquidity

Under the liquidity risk management framework, RBS Group maintains the Individual Liquidity Adequacy Assessment Process (ILAAP). This includes assessment of net stressed liquidity outflows. RBS Group considers a range of extreme but plausible stress scenarios on its liquidity position over various time horizons, as outlined below.

Type	Description
Idiosyncratic scenario	The market perceives the Group to be suffering from a severe stress event, which results in an immediate assumption of increased credit risk or concerns over solvency.
Market-wide scenario

A market stress event affecting all participants in a market through contagion, counterparty failure and other market risks. The RBS Group is affected under this scenario but no more severely than any other participants with equivalent exposure.

Combined scenario

This scenario models the combined impact of an idiosyncratic and market stress occurring at once. The combined scenario reflects the contingency that a severe name-specific event occurs at the Group in conjunction with a broader market stress, causing wider damage to the market and financial sector and severely affecting funding markets and assets.

The RBS Group uses the most severe combination of these to set the internal stress testing scenario. The results of this enable the RBS Group to set its internal liquidity risk appetite, which complements the regulatory liquidity coverage ratio requirement.

Financial review Capital and risk management

Risk management framework (unaudited) continued

Stress testing: recovery and resolution planning

The RBS Group maintains a recovery plan that sets out credible recovery options that could be implemented in the event of a severe stress to restore its business to a stable and sustainable condition, focusing on addressing the capital and liquidity position of the RBS Group and its constituent legal entities.

The recovery plan sets out a range of triggers that activate the implementation of the recovery plan and sets out the operational plan for implementation of appropriate recovery options.

The recovery plan is a key component of risk management including the framework for managing capital.

The recovery plan is prepared and updated annually and approved by the Board. Following Board approval it is also submitted to the PRA each year. The recovery plan is assessed for appropriateness on an ongoing basis, and is maintained in line with regulatory requirements.

RBS Securities Inc. maintained a separate recovery plan to address specific risks. This plan was aligned to the 2017 RBS Group recovery plan to ensure it operated consistently in the event of a stress scenario.

Resolution would be implemented if the RBS Group was assessed by the UK authorities to have failed and the appropriate regulator placed the RBS Group into resolution. The process of resolution is owned and implemented by the Bank of England (as UK Resolution Authority).

The RBS Group is working with UK and global regulators to ensure that it is compliant with the principles of resolution planning. This includes, but is not limited to, establishing appropriate loss-absorbing capacity and ability to maintain operational continuity in resolution, across all of RBS Group’s main legal entities, including NatWest Bank Plc. Reflecting the degree of change required to ensure RBS Group is resolvable, a multi-year programme in place to develop resolution capability and meet regulatory requirements.

Stress testing: market risk

Non-traded market risk

Non-traded exposures are reported to the PRA on a quarterly basis as part of the Stress Testing Data Framework. The return provides the regulator with an overview of the RBS Group’s banking book interest rate exposure, providing detailed product information analysed by interest rate driver and other characteristics – including accounting classification, currency and, counterparty type.

Scenario analysis based on hypothetical adverse scenarios is performed on non-traded exposures as part of the industry-wide Bank of England and European Banking Authority stress exercises. In addition, the RBS Group produces its own internal scenario analysis as part of the financial planning cycles.

Non-traded market risk exposures are capitalised through the ICAAP. The process covers the following risk types: gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk and accounting volatility risk. The ICAAP is completed with a combination of value and earnings measures. The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility, produced with 99% confidence level. Methodologies are reviewed by the RBS Group Model Risk and the results are approved by the Capital Management & Stress Testing Committee.

Financial review Capital and risk management

Capital, liquidity and funding risk

Definitions (unaudited)

Capital consists of reserves and instruments issued that are available that have a degree of permanency and are capable of absorbing losses. A number of strict conditions set by regulators must be satisfied to be eligible to count as capital.

Capital adequacy risk is the risk that there is or will be insufficient capital and other loss absorbing debt instruments to operate effectively including meeting minimum regulatory requirements, operating within Board approved RBS Group risk appetite and supporting its strategic goals.

Liquidity consists of assets that can be readily converted to cash within a short timeframe at a reliable value. Liquidity risk is the risk of being unable to meet financial obligations as and when they fall due.

Funding consists of on-balance sheet liabilities that are used to provide cash to finance assets. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base.

Liquidity and funding risks arise in a number of ways, including through the maturity transformation role that banks perform. The risks are dependent on factors such as:

•                  Maturity profile;

•                  Composition of sources and uses of funding;

•                  The quality and size of the liquidity portfolio;

•                  Wholesale market conditions; and

•                  Depositor and investor behaviour.

Sources (unaudited)

Capital

The determination of what instruments and financial resources are eligible to be counted as capital is laid down by applicable regulation. Capital is categorised by applicable regulation under two tiers (Tier 1 and Tier 2) according to the ability to absorb losses on either a going or gone concern basis, degree of permanency and the ranking of absorbing losses. There are three broad categories of capital across these two tiers:

•                  CET1 capital - CET1 capital must be perpetual and capable of unrestricted and immediate use to cover risks or losses as soon as these occur. This includes ordinary shares issued and retained earnings.

•                  Additional Tier 1 (AT1) capital - This is the second type of loss absorbing capital and must be capable of absorbing losses on a going concern basis. These instruments are either written down or converted into CET1 capital when a pre-specified CET1 ratio is reached.

•                  Tier 2 capital - Tier 2 capital is the bank entities’ supplementary capital and provides loss absorption on a gone concern basis.  Tier 2 capital absorbs losses after Tier 1 capital.  It typically consists of subordinated debt securities with a minimum maturity of five years.

Minimum requirement for own funds and eligible liabilities (MREL)

In addition to capital, other specific loss absorbing instruments, including senior notes issued by RBS Group, may be used to cover certain gone concern capital requirements which, in the EU, is referred to as MREL. Gone concern refers to the situation in which resources must be available to enable an orderly resolution, in the event that the Bank of England (BoE) deems that the RBS Group has failed.

Liquidity

RBS maintains a prudent approach to the definition of liquidity resources. Liquidity resources are divided into primary and secondary liquidity as follows:

•                  Primary liquid assets include cash and balances at central banks, treasury bills and other high quality government and US agency bonds.

•                  Secondary liquid assets are eligible as collateral for local central bank liquidity facilities. These assets include own-issued securitisations or whole loans that are retained on balance sheet and pre-positioned with a central bank so that they may be converted into additional sources of liquidity at very short notice.

The Group’s primary funding sources are as follows:

Type	Description
Customer deposits	Licensed deposit-taking entities operating as PBB and CPB franchises.
Wholesale markets	Short-term (less than 1 year) unsecured money markets and secured repo market funding.
Term debt	Issuance of long-term (more than 1 year) unsecured and secured debt securities.
Central bank funding facilities	The use of such facilities can be both part of a wider strategic objective to support initiatives to help stimulate economic growth or as part of the broader liquidity management and funding strategy.

For further details on capital constituents and the regulatory framework covering capital, liquidity and funding requirements, please refer to the RBS Pillar 3 Report 2017 on pages 4 and 8. For MREL refer to page 8.

Managing capital requirements: regulated entities (unaudited)

In line with paragraph 135 of IAS 1 ‘Presentation of Financial Statements’, the NatWest Group manages capital having regard to regulatory requirements. Regulatory capital is monitored and reported on an individual regulated bank legal entity basis (‘bank entities’), which is the CRR transitional basis as relevant in the jurisdiction for significant subsidiaries of the RBS Group. The RBS Group itself is monitored and reported on a consolidated and CRR end-point basis.

Financial review Capital and risk management

Capital, liquidity and funding risk continued

For disclosure purposes, significant subsidiaries are determined with reference to RBS Group RWAs, using 5% as the threshold. The significant legal entity in the NatWest Group is National Westminster Bank Plc (NatWest).

Liquidity and funding disclosures are presented for the NatWest Group rather than for NatWest.

Key developments in 2017 (unaudited)

NatWest

23.5% CET1 ratio

•                  The PRA transitional CET1 ratio increased from 16.1% to 23.5%, mainly due to the reduction in significant investments following ring-fencing related transfers. UBIH (of which UBI DAC is a wholly-owned subsidiary) was transferred to NatWest Holdings with effect from 1 January 2017.

•                  RWAs decreased by £7.7 billion, mainly as a result of phasing-in of CRR end-point rules relating to significant investments.

6.2% leverage ratio

•                  The leverage ratio on a PRA transitional basis improved from 6.1% to 6.2%. Whilst the exposure has increased due to higher central bank balances and mortgage growth, the impact of ring-fencing related transfers on CET1 capital has offset this.

NatWest Group

Liquidity position:

•                  The Group’s liquidity portfolio was £86 billion at 31 December 2017 (2016 - £64 billion), comprising primary liquidity of £35 billion (2016 - £4 billion) and secondary liquidity of £51 billion (2016 - £60 billion).

•                  The primary liquidity increase reflects the commencement of the transfer of liquidity from RBS plc into NatWest Bank Plc in preparation for ring-fencing.

•                  The secondary liquidity reduction was due to lower pools of mortgage assets in the discount window facility (DWF).

•                  Ulster Bank Ireland DAC, which held £5 billion of liquidity as at 31 December 2016, no longer forms part of the NatWest Group as a result of legal entity transfers on 1 January 2017 relating to ring-fencing preparations.

Funding position:

•                  The loan:deposit ratio increased to 85% at the end of 2017, up from 79% at the prior year end. The increase primarily reflected the transfers of the Lombard and RBS Invoice Finance businesses into the NatWest Group, as well as growth in mortgage lending in UK PBB.

Capital management (unaudited)

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

Capital planning is integrated into the RBS Group’s wider annual budgeting process and is assessed and updated at least monthly for the bank. This is summarised below. Other elements of capital management, including risk appetite and stress testing, are set out on pages 22 and 25.

Produce capital plans i

•                   Capital plans are produced for the RBS Group, its key operating entities and its businesses over a five year planning horizon under expected and stress conditions. Stressed capital plans are produced to support internal stress testing through the ICAAP or for regulatory purposes.

•                   Shorter term forecasts are developed frequently in response to actual performance, changes in internal and external business environment and to manage risks and opportunities.

Assess capital Adequacy i

•                   Capital plans are developed to maintain capital of sufficient quantity and quality to support the RBS Group’s business and strategic plans over the planning horizon within approved risk appetite, as determined via stress testing,  and minimum regulatory requirements.

•                   Capital resources and capital requirements are assessed across a defined planning horizon.

•                   Impact assessment captures input from across the RBS Group including from businesses.

Inform capital actions

•                   Capital planning informs potential capital actions including managing capital through buy backs, redemptions or through new issuance to external investors or via internal transactions.

•                   Decisions on capital actions will be influenced by strategic and regulatory requirements, the cost and prevailing market conditions.

•                   As part of capital planning, the RBS Group will monitor its portfolio of external capital securities and assess the optimal blend and most cost effective means of financing.

Financial review Capital and risk management

Capital, liquidity and funding risk continued

Capital planning is one of the tools that the Group uses to monitor and manage capital risk on a going and gone concern basis, including the risk of excessive leverage.

Liquidity and funding management follows a similar process to that outlined for capital above.

Liquidity portfolio management (unaudited)

The size of the portfolio is determined by referencing the RBS Group’s liquidity risk appetite. The Group retains a prudent approach to setting the composition of the liquidity portfolio, which is subject to internal policies and limits over quality of counterparty, maturity mix and currency mix.

The majority of the NatWest Group’s liquidity portfolio is centrally managed by RBS Treasury, ring-fenced from the NatWest Markets trading book, and is the ultimate responsibility of the RBS Treasurer. This portfolio is held in the PRA regulated UK DoLSub comprising RBS Group’s five licensed deposit taking UK banks: Three of these banks form part of the NatWest Group: National Westminster Bank Plc, Ulster Bank Limited and Coutts & Co.

Ring-fencing implications

As a result of the legal entity restructuring in response to the UK government’s ring-fencing legislation, the current Royal Bank of Scotland plc (expected to be renamed NatWest Markets plc at the time of the RFTS during the first half of 2018) will cease to form part of the UK DoLSub at a point in time in the second half of 2018 (subject to regulatory agreement).

Treasury has commenced the transfer of the existing liquidity portfolio into National Westminster Bank Plc (where the majority of the UK DoLSub liquidity portfolio will be held post ring-fencing) from RBS plc, to ensure appropriate levels of liquidity are held in both RBS plc and the UK DoLSub.

For further information, please refer to RBS Group ring-fencing on page 75.

Post ring-fencing, the UK DoLSub will comprise the four UK licensed banks that remain within the ring-fence, of which three will continue to form part of the NatWest Group (National Westminster Bank Plc, Ulster Bank Limited and Coutts & Co).

For further information, please refer to RBS Group ring-fencing on page 75.

Funding risk management (unaudited)

The Group manages funding risk through a comprehensive framework which measures and monitors the funding risk on the balance sheet.

The asset and liability types broadly match. Customer deposits provide more funding than customer loans utilise; repurchase agreements are largely covered by reverse repurchase agreements; interbank lending and funding largely nets off and derivative assets are broadly netted against derivative liabilities.

Minimum capital requirements (unaudited)

Capital adequacy ratios

The bank entities are subject to minimum requirements in relation to the amount of capital they must hold in relation to its RWAs. The table below summarises the minimum ratios of capital to RWAs that the UK bank entities are expected to have to meet once CRR is fully implemented by 1 January 2019.

Type	CET1	Total Tier 1	Total capital
Minimum capital requirements	4.5%	6.0%	8.0%
Capital conservation buffer	2.5%	2.5%	2.5%
UK countercyclical capital buffer (1)	1.0%	1.0%	1.0%
Total (2)	8.0%	9.5%	11.5%

Notes:

(1)       The countercyclical capital buffer (CCyB) applied to UK designated assets is set by the Financial Policy Committee (FPC).  The UK CCyB may be set between 0% and 2.5% and is linked to the state of the UK economy. The Bank of England’s Financial Policy Committee (FPC) increased the UK CCyB from 0.0% to 0.5%, with effect from June 2018; subsequently in November 2017  the FPC announced a further increase to 1.0% effective November 2018.  Foreign exposures may be subject to different CCyBs depending on the CCyB rate set in the jurisdiction of the foreign exposure.

(2)       The minimum requirements do not include any capital that the bank entities may be required to hold as a result of the Pillar 2 assessment for RBS Group.

Leverage ratio

In November 2016, the European Commission published a proposal for the adoption of a legally binding 3% of Tier 1 capital minimum leverage ratio as part of the CRR 2 package of legislation. There remains considerable uncertainty regarding the timing of the implementation of CRR 2 proposals and at present there is no binding minimum ratios of capital to leverage exposure that applies to individual bank entities as regulated by the PRA in the UK.

Financial review Capital and risk management

Capital, liquidity and funding risk continued

Measurement

Capital, RWAs and leverage (unaudited)

Under CRR, regulators within the European Union monitor capital and leverage on a legal entity basis, with local transitional arrangements on the phasing in of end-point CRR. The capital resources, leverage and RWAs based on the relevant transitional basis for the significant legal entities within the Group are set out below.

	2017	2016
	£m	£m
CET1	13,301	10,393
Tier 1	13,301	10,393
Total	17,536	15,016

RWAs
Credit risk
- non-counterparty	48,575	56,066
- counterparty	266	473
Market risk	136	676
Operational risk	7,724	7,209
Total RWAs	56,701	64,424

Risk asset ratios	%	%
CET1	23.5	16.1
Tier 1	23.5	16.1
Total	30.9	23.3

Leverage
Tier 1 capital (£m)	13,301	10,393
Leverage exposure (£m)	213,474	169,586
Leverage ratio (%)	6.2	6.1

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

Financial review Capital and risk management

Capital, liquidity and funding risk continued

Capital resources

	2017	2016
	£m	£m
Shareholders’ equity (excluding non-controlling interests)	15,355	15,297

Regulatory adjustments and deductions
Defined benefit pension fund adjustment	(11)	(15)
Deferred tax assets	(537)	(599)
Prudential valuation adjustments	(1)	(1)
Qualifying deductions exceeding AT1 capital	(41)	(199)
Goodwill and other intangible assets	(490)	(477)
Expected losses less impairments	(511)	(534)
Instruments of financial sector entities where the institution has a significant investment	(456)	(3,019)
Significant investments in excess of secondary capital	—	(80)
Other regulatory adjustments	(7)	20
	(2,054)	(4,904)

CET1 capital	13,301	10,393
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium subject to phase out	140	175
Tier 1 deductions
Instruments of financial sector entities where the institution has a significant investment	(181)	(374)
Qualifying deductions exceeding AT1 capital	41	199
	(140)	(175)
Tier 1 capital	13,301	10,393
Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,412	4,735

Tier 2 deductions
Instruments of financial sector entities where the institution has a significant investment	(177)	(112)
	(177)	(112)
Tier 2 capital	4,235	4,623
Total regulatory capital	17,536	15,016

Note:

(1)       CRR as implemented by the Prudential Regulation Authority in the UK, with effect from 1 January 2014. All regulatory adjustments and deductions to CET1 have been applied in full for with the exception of unrealised gains on available-for-sale securities which has been included from 2015 under the PRA transitional basis.

Leverage exposure (unaudited)

The leverage exposure is based on the CRR delegated act.

	2017	2016
Leverage	£m	£m
Cash and balances at central banks	34,763	1,198
Derivatives	2,277	3,082
Loans and advances	216,467	214,748
Other assets	6,210	9,893
Total assets	259,717	228,921
Derivatives
- netting and variation margin	(1,696)	(2,202)
- potential future exposures	287	190
Undrawn commitments	10,466	9,930
Regulatory deductions and other adjustments	(2,188)	(5,101)
Exclusion of core UK-group exposure	(53,112)	(62,152)
Leverage exposure	213,474	169,586

Financial review Capital and risk management

Capital, liquidity and funding risk continued

Funding sources

The table below shows the Group’s carrying values of the principal funding sources, based on contractual maturity.

	2017			2016
		Amounts due			Amounts due
		to holding			to holding
		company			company
	Third	and fellow		Third	and fellow
	Party	subsidiaries	Total	Party	subsidiaries	Total
By product	£m	£m	£m	£m	£m	£m
Deposits by banks	20,544	33,303	53,847	3,456	14,845	18,301
Debt securities in issue	396	—	396	301	—	301
Subordinated liabilities	1,240	4,515	5,755	1,489	5,806	7,295
Notes issued	1,636	4,515	6,151	1,790	5,806	7,596
Wholesale funding	22,180	37,818	59,998	5,246	20,651	25,897
Customer deposits	226,598	6,774	233,372	217,768	4,859	222,627
Total funding excluding disposal groups	248,778	44,592	293,370	223,014	25,510	248,524
Disposal groups (1)	165	2,333	2,498	18,677	—	18,677
Total funding	248,943	46,925	295,868	241,691	25,510	267,201

Note:

(1)              Disposal groups for 2017 are primarily NatWest Holdings Group and for 2016 are primarily UBIH. For 2016 UBIH balances were customer deposits £16.1 billion, bank deposits £1.3 billion and issued notes £1.3 billion. Balances exclude repo agreements

Deposits and repos

The table below shows the composition of the Group’s deposits and repos.

	Deposits
		Amounts due
		to holding
		company
		and fellow		Third party
	Third party	subsidiaries	Total	repos	Total
2017	£m	£m	£m	£m	£m
Financial institutions
- central and other banks	20,544	33,303	53,847	—	53,847
- other financial institutions	15,302	6,757	22,059	—	22,059
Other corporate	211,296	17	211,313	—	211,313
Total excluding disposal groups	247,142	40,077	287,219	—	287,219
Disposal groups	165	1,529	1,694	15,450	17,144
Total	247,307	41,606	288,913	15,450	304,363

2016
Financial institutions
- central and other banks	3,456	14,845	18,301	1,744	20,045
- other financial institutions	15,449	4,633	20,082	11,190	31,272
Personal and corporate deposits	202,319	226	202,545	122	202,667
Total excluding disposal groups	221,224	19,704	240,928	13,056	253,984
Disposal groups	17,422	—	17,422	—	17,422
Total	238,646	19,704	258,350	13,056	271,406

Key points

•                  Third party wholesale funding increased by £16.9 billion to £22.2 billion at year end 2017, primarily within deposits by banks, as a result of TFS participation during the year.

•                  Amounts due to the holding company and fellow subsidiaries increased by £17.2 billion to £37.8 billion at year end 2017 within wholesale funding, reflecting transfer of the liquidity portfolio into NatWest Bank Plc as part of ring-fencing preparations.

Financial review Capital and risk management

Capital, liquidity and funding risk continued

Loan:deposit ratios and funding surplus/(gap)

The table below shows loans and advances to customers, customer deposits, loan:deposit ratio (LDR) and funding surplus/(gap).

	2017				2016*

	Loans and				Loans and
	advances to	Customer		Funding	advances to	Customer		Funding
	customers (1)	deposits (2)	LDR	surplus/(gap) (3)	customers (1)	deposits (2)	LDR	surplus/(gap) (3)
	£m	£m	%	£m	£m	£m	%	£m
UK PBB	123,655	135,630	91	11,975	112,271	125,647	89	13,376
Commercial Banking	55,332	66,305	83	10,973	41,290	67,569	61	26,279
Private Banking	12,719	24,566	52	11,847	11,227	23,983	47	12,756
Central items & other	183	97	nm	(86)	454	259	nm	(195)
Subtotal excluding disposal groups (2017)	191,889	226,598	85	34,709	165,242	217,458	76	52,216

RBS Securities Inc.(4)	464	166	nm	(298)	1,124	310	nm	(814)
Ulster Bank (Ireland) Holdings(5)	—	—	—	—	18,922	16,113	117	(2,809)
Total including disposal groups	192,353	226,764	85	34,411	185,288	233,881	79	48,593

* Restated - refer to page 166 for further details. Re-presented to reflect the segmental reorganisation.

Notes:

(1) Excludes reverse repo agreements and net of impairment provisions.

(2) Excludes repo agreements.

(3) Calculated as customer deposits less loans and advances to customers.

(4) Included within disposal groups for 2017 only.

(5) Included within disposal groups for 2016 only.

(6) nm = not meaningful.

Key points

•                  The Group’s funding surplus was £34 billion at 31 December 2017 (2016 - £49 billion), a decrease of £15 billion from the prior year.

•                  The funding surplus in UK PBB decreased by £1.4 billion during 2017, as new mortgage lending outweighed growth in deposits.

•                  The Commercial Banking surplus decreased by £15.3 billion in 2017. Loans in 2017 included £14.5 billion (2016 - £14.2 billion not included above) related to the Lombard and RBS Invoice Finance businesses, following legal entity transfers into the NatWest Group with effect from 1 January 2017 in preparation for ring-fencing.

Notes issued

The table below shows the Group’s debt securities in issue and subordinated liabilities by residual maturity.

		Subordinated liabilities			Total
	Debt securities		Amounts due to			Amounts due to
	in issue	Third party	holding company	Total	Third party	holding company	Total
2017	£m	£m	£m	£m	£m	£m	£m
Less than 1 year	—	13	8	21	13	8	21
1-3 years	—	8	992	1,000	8	992	1,000
3-5 years	—	299	—	299	299	—	299
More than 5 years	396	920	3,515	4,831	1,316	3,515	4,831
	396	1,240	4,515	6,151	1,636	4,515	6,151

2016
Less than 1 year	—	16	353	369	16	353	369
1-3 years	—	—	1,424	1,424	—	1,424	1,424
3-5 years	—	309	154	463	309	154	463
More than 5 years	301	1,164	3,875	5,340	1,465	3,875	5,340
	301	1,489	5,806	7,596	1,790	5,806	7,596

Financial review Capital and risk management

Capital, liquidity and funding risk continued

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

The Group categorises its assets into three broad groups; those that are:

•                  Already encumbered and used to support funding currently in place through own-asset securitisations, covered bonds and securities repurchase agreements.

•                  Pre-positioned with central banks as part of funding schemes and those encumbered under such schemes.

•                  Not currently encumbered. In this category, the Group has in place an enablement programme which seeks to identify assets capable of being encumbered and to identify the actions to facilitate such encumbrance whilst not affecting customer relationships or servicing.

Balance sheet encumbrance - third party

	Encumbered as a result of
	transactions with counterparties			Pre-positioned	Unencumbered assets not pre-positioned					Balances
	other than central banks			& encumbered	with central banks					with holding
	Covered	Repos	Total	assets held at	Readily	Other	Cannot be		Total	company
	bonds and	and	encumbered	central banks	Available	available	used		third	and fellow
	securitisations (1)	similar (2)	assets (3)	(4)	(5)	(6)	(7)	Total	party	subsidiaries	Total
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	—	0.9	0.9	—	34.9	—	—	34.9	35.8	—	35.8
Loans and advances
- banks	—	0.2	0.2	—	1.6	—	0.1	1.7	1.9	77.9	79.8
- residential mortgages
- UK	8.9	—	8.9	85.8	15.6	7.6	—	23.2	117.9	—	117.9
- credit cards	—	—	—	—	2.7	0.2	—	2.9	2.9	—	2.9
- personal loans	—	—	—	—	4.7	2.3	—	7.0	7.0	—	7.0
- other	—	—	—	2.7	2.9	42.4	16.1	61.4	64.1	—	64.1
Debt securities	—	—	—	—	0.2	—	1.4	1.6	1.6	—	1.6
Settlement balances	—	—	—	—	—	—	—	—	—	—	—
Derivatives	—	—	—	—	—	—	0.6	0.6	0.6	1.7	2.3
Intangible assets	—	—	—	—	—	—	0.5	0.5	0.5	—	0.5
Property, plant and equipment	—	—	—	—	—	1.2	1.4	2.6	2.6	—	2.6
Deferred tax	—	—	—	—	—	—	1.1	1.1	1.1	—	1.1
Other assets	—	—	—	—	—	—	0.7	0.7	0.7	—	0.7
Total before disposal groups	8.9	1.1	10.0	88.5	62.6	53.7	21.9	138.2	236.7	79.6	316.3
Disposal groups	—	2.4	2.4	—	1.7	—	8.0	9.7	12.1	12.4	24.5
Total after disposal groups	8.9	3.5	12.4	88.5	64.3	53.7	29.9	147.9	248.8	92.0	340.8

2016
Total after disposal groups	17.1	4.4	21.5	88.6	29.4	48.7	27.0	105.1	215.2	101.3	316.5

Notes:

(1)       Covered bonds and securitisations include securitisations, conduits and covered bonds.

(2)       Repos and other secured deposits, cash, coin and nostro balance held with the Bank of England as collateral against deposits and notes in circulation are included here rather than within those positioned at the central bank as they are part of normal banking operations.

(3)       Total assets encumbered as a result of transactions with counterparties other than central banks are those that have been pledged to provide security and are therefore not available to secure funding or to meet other collateral needs.

(4)       Assets pre-positioned at the central banks include loans provided as security as part of funding schemes and those encumbered under such schemes.

(5)       Readily available for encumbrance: including assets that have been enabled for use with central banks but not pre-positioned; cash and high quality debt securities that form part of RBS’s liquidity portfolio and unencumbered debt securities.

(6)       Other assets that are capable of being encumbered are those assets on the balance sheet that are available for funding and collateral purposes but are not readily realisable in their current form. These assets include loans that could be prepositioned with central banks but have not been subject to internal and external documentation review and diligence work.

(7)       Cannot be used includes:

(a) Derivatives, reverse repurchase agreements and trading related settlement balances.

(b) Non-financial assets such as intangibles, prepayments and deferred tax.

(c) Loans that cannot be pre-positioned with central banks based on criteria set by the central banks, including those relating to date of origination and level of documentation.

(d) Non-recourse invoice financing balances and certain shipping loans whose terms and structure prohibit their use as collateral.

(8)       In accordance with market practice, RBS employs securities recognised on the balance sheet, and securities received under reverse repo transactions as collateral for repos.

Financial review Capital and risk management

Credit risk: management basis

The following disclosures in this section are audited:

•                   Forbearance.

•                   Impairment provisioning and write-offs.

•                   LTV distribution for mortgage lending.

•                   Commercial real estate LTV distribution.

Definition

Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Sources of credit risk (unaudited)

The principal sources of credit risk for the Group are lending, off-balance sheet products, derivatives and securities financing, and debt securities. The Group is also exposed to settlement risk through foreign exchange, trade finance and payments activities.

Credit risk management function (unaudited)

Risk governance

The credit risk management function is led by the Chief Credit Officer (CCO). The function’s activities include:

•                   Approving credit limits for customers.

•                   Defining concentration risk and implementing the credit risk control framework.

•                   Oversight of the first line of defence to ensure that credit risk remains within the risk appetite set by the Board.

•                   Developing and monitoring compliance with credit risk policies.

•                   Conducting Group-wide assessments of provision adequacy.

The CCO has overall responsibility for the credit risk function and chairs the Wholesale Credit Risk Committee as well as chairing the Retail Credit Risk Committee. These committees have authority for risk appetite (within the appetite set by the Board), strategy, frameworks and policy as well as oversight of the Group’s credit profile. The Provisions Committee has authority over provisions adequacy and approves proposals from business provisions committees in accordance with approval thresholds. The Provisions Committee is chaired either by the CCO or the Head of Provisions & Restructuring Credit.

Controls

Credit policy standards are in place for both the Wholesale and Personal portfolios. They are expressed as a set of mandatory controls.

Risk appetite (unaudited)

The Group’s approach to lending is governed by comprehensive credit risk appetite frameworks. The frameworks are closely monitored and actions are taken to adapt lending criteria as appropriate. Credit risk appetite aligns to the strategic risk appetite set by the Board, which includes capital adequacy, earnings volatility, funding and liquidity, and stakeholder confidence. The credit risk appetite frameworks have been designed to reflect factors (e.g. strategic and emerging risks) that influence the ability to operate within risk appetite. Tools such as stress testing and economic capital are used to measure credit risk volatility and develop links between the credit risk appetite frameworks and risk appetite limits. The frameworks are supported by a suite of policies and transaction acceptance standards that set out the risk parameters within which franchises must operate.

For Wholesale the four formal frameworks used, and their basis for classification, are detailed in the following table.

Framework	Basis for classification
	Size	Other
Single name concentration	Net exposure or loss given default for a given probability of default
Sector	Exposure (1)	Risk – based on economic capital and other qualitative factors
Country	Exposure (1)
Product and asset class	Exposure – net/gross dependent on type of risk and limit definition.	Risk – based on heightened risk characteristics

Note:

(1)       Potential exposure as defined on the following page.

The Personal credit risk framework sets limits that measure and control the quality of both existing and new business for each relevant franchise or business segment. The actual performance of each portfolio is tracked relative to these limits and management action is taken where necessary. The limits apply to a range of credit risk-related measures including expected loss at a portfolio level, expected loss in a given stress scenario, projected credit default rates and the LTV ratio of the Personal mortgage portfolios.

Risk identification and measurement (unaudited)

Credit stewardship

Risks are identified through relationship management and credit stewardship of portfolios or customers. Credit risk stewardship takes place throughout the customer relationship, beginning with the initial approval. It includes the application of credit assessment standards, credit risk mitigation and collateral, ensuring that credit documentation is complete and appropriate, carrying out regular portfolio or customer reviews and problem debt identification and management.

Risk measurement

The Group uses current exposure and potential exposure as its measures of credit risk exposure. Unless otherwise stated, current exposure and potential exposure are reported:

•                  Net of collateral – cash and gold collateral for all product types as well as financial collateral for derivative and securities financing products.

•                  Net of provisions – credit valuation adjustments for derivative and securities financing products; individual, collective and latent provisions across all other product types.

Exposures backed by guarantees are allocated to the guarantor rather than the direct obligor. This does not affect the current or potential exposure amount, but does affect allocations to obligors, sectors, country and product and asset classes.

Financial review Capital and risk management

Credit risk: management basis continued

The following table summarises the differences between current exposure and potential exposure across product types:

Product	Current exposure	Potential exposure(1,2)
Lending	Drawn balances	Legally-committed limits
Derivatives and securities financing	Measured using the mark-to-market value after the effect of enforceable netting agreements and net of legally enforceable financial collateral.(3)	Measured using scaled credit limit utilisation, which takes into account mark-to-market movements, any collateral held and expected market movements over a specified horizon.(3)
Contingent obligations	Issued amount of the guarantee or letter of credit	Legally-committed amount
Leases	Net present value plus residual value
Banking book debt securities	Purchase value less subsequent amortisation
Trading book bonds Equity securities Settlement risk Suretyships Intra-group credit exposures	Not reported as credit risk

Notes:

(1)   Potential exposure includes all drawn exposure and all legally-committed undrawn exposure.

(2)   Potential exposure cannot be less than current exposure.

(3)   Current exposure and potential exposure for exchange-traded derivatives are defined as exposure at default.

Risk models (unaudited)

The output of credit risk models is used in the credit approval process – as well as for ongoing assessment, monitoring and reporting – to inform risk appetite decisions. These models are divided into different categories. Where the calculation method is on an individual counterparty or account level, the models used will be probability of default (PD), loss given default (LGD), or exposure at default (EAD). The economic capital model is used for credit risk appetite setting.

Asset quality

Credit grades are assigned at legal entity level for Wholesale customers.

All credit grades map to both an internal asset quality scale, used for external financial reporting, and a master grading scale for Wholesale exposures, which is used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be aggregated and reported at differing levels of detail depending on stakeholder or business requirements. Performing loans are defined as AQ1-AQ9 (where the PD is less than 100%) and non-performing loans as AQ10 (where the PD is 100%).

Risk mitigation (unaudited)

Risk mitigation techniques, as set out in the appropriate credit policies, are used in the management of credit portfolios across the Group. These techniques mitigate credit concentrations in relation to an individual customer, a borrower group or a collection of related borrowers. Where possible, customer credit balances are netted against obligations. Mitigation tools can include structuring a security interest in a physical or financial asset, the use of credit derivatives including credit default swaps, credit-linked debt instruments and securitisation structures, and the use of guarantees and similar instruments (for example, credit insurance) from related and third parties. To mitigate credit risk arising from Personal mortgage lending, collateral is taken in the form of residential property.

The key sectors where the Group provides asset-backed lending are commercial real estate and residential mortgages. Valuation methodologies are detailed below.

Commercial real estate valuations – The Group has a panel of chartered surveying firms that cover the spectrum of geography and property sectors in which the Group takes collateral. Suitable valuers for particular assets are contracted through a single service agreement to ensure consistency of quality and advice. Valuations are commissioned when an asset is taken as security; a material increase in a facility is requested; or a default event is anticipated or has occurred. In the UK, an independent third-party market indexation is applied to update external valuations once they are more than a year old.

Financial review Capital and risk management

Credit risk: management basis continued

Residential mortgages

The Group takes collateral in the form of residential property to mitigate the credit risk arising from mortgages. The Group values residential property during the loan underwriting process by either appraising properties individually or valuing them collectively using statistically valid models. The Group updates residential property values quarterly using the relevant residential property index namely:

Region	Index used
UK	Halifax quarterly regional house price index
Northern Ireland	UK House Price Index (published by the Land Registry)

Counterparty credit risk

The Group mitigates counterparty credit risk arising from both derivatives transactions and repurchase agreements through the use of market standard documentation, enabling netting, and through collateralisation.

Amounts owed by the Group to a counterparty are netted against amounts the counterparty owes the Group, in accordance with relevant regulatory and internal policies. This is only done if a netting agreement is in place.

Risk assessment and monitoring (unaudited)

Practices for credit stewardship – including credit assessment, approval and monitoring as well as the identification and management of problem debts – differ between the Wholesale and Personal portfolios.

Wholesale customers – including corporates, banks and other financial institutions – are grouped by industry sectors and geography as well as by product/asset class and are managed on an individual basis.

A credit assessment is carried out before credit facilities are made available to customers. The assessment process is dependent on the complexity of the transaction.

For lower risk transactions below specific thresholds, credit decisions can be approved through self-sanctioning within the business. This is facilitated through an auto-decisioning system, which utilises scorecards, strategies and policy rules to provide a recommended credit decision. Such credit decisions must be within the approval authority of the relevant business sanctioner.

For all other transactions credit is only granted to customers following joint approval by an approver from the business and the credit risk function. Credit risk management is organised in terms of the complexity of the assessment rather than aligned to franchises. The joint business and credit approvers act within a delegated approval authority under the Wholesale Credit Authorities Framework approved by the Executive Risk Forum.

The level of delegated authority held by approvers is dependent on their experience and expertise. Only a small number of senior executives hold the highest authority provided under the Wholesale Credit Authorities Framework.

Both business and credit approvers are accountable for the quality of each decision taken but the credit risk approver holds ultimate sanctioning authority.

Transaction Acceptance Standards provide detailed transactional lending and risk acceptance metrics and structuring guidance. Transaction Acceptance Standards are one of the tools used to manage risk appetite at the customer/transaction level and are supplementary to the Credit Policy.

Where the customer is part of a group, the credit assessment considers aggregated credit risk limits for the customer group as well as the nature of the relationship with the broader group (for example parental support) and its impact on credit risk.

Credit relationships are reviewed, and credit grades (PD and LGD) re-approved, annually. The review process assesses borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; compliance with terms and conditions; and refinancing risk.

Personal customers are served through a lending approach that entails making a large number of small-value loans. To ensure that these lending decisions are made consistently, the Group analyses credit information, including the historical debt servicing behaviour of customers with respect to both the Group and their other lenders. The Group then sets its lending rules accordingly, developing different rules for different products.

The process is then largely automated, with customers receiving a credit score that reflects a comparison of their credit profile with the rule set. However, for relatively high-value, complex personal loans, including some residential mortgage lending, specialist credit managers make the final lending decisions.

Underwriting standards are monitored on an ongoing basis to ensure they remain adequate in the current market environment and are not weakened to sustain growth.

A key aspect of credit risk stewardship is ensuring that, when signs of customer stress are identified, appropriate debt management actions are applied.

Financial review Capital and risk management

Credit risk: management basis continued

Problem debt management

Wholesale (unaudited)

Early problem identification

Each segment has defined early warning indicators to identify customers experiencing financial difficulty, and to increase monitoring if needed. Early warning indicators may be internal, such as a customer’s bank account activity, or external, such as a publicly-listed customer’s share price. If early warning indicators show a customer is experiencing potential or actual difficulty, or if relationship managers or credit officers identify other signs of financial difficulty they may decide to classify the customer within the Risk of Credit Loss framework.

Risk of Credit Loss framework

The framework focuses on Wholesale customers whose credit profiles have deteriorated since origination. Expert judgement is applied by experienced credit risk officers to classify cases into categories that reflect progressively deteriorating credit risk to the bank. There are two classifications which apply to non-defaulted customers within the framework – Heightened Monitoring and Risk of Credit Loss. The framework also applies to those customers that have met the bank’s default criteria (AQ10 exposures).

Heightened Monitoring customers are performing customers who have met certain characteristics, which have led to material credit deterioration. Collectively, characteristics reflect circumstances that may affect the customer’s ability to meet repayment obligations. Characteristics include trading issues, covenant breaches, material PD downgrades and past due facilities. Sector specific characteristics also exist. Heightened Monitoring customers require pre-emptive actions (outside the customer’s normal trading patterns) to return or maintain their facilities within the bank’s current risk appetite prior to maturity.

Risk of Credit Loss customers are performing customers who have met the criteria for Heightened Monitoring and also pose a risk of credit loss to the bank in the next 12 months, should mitigating action not be taken or not be successful.

Once classified as either Heightened Monitoring or Risk of Credit Loss, a number of mandatory actions are taken in accordance with policies. This includes a review of the customer’s credit grade, facility and security documentation and the valuation of security. Depending on the severity of the financial difficulty and the size of the exposure, the customer relationship strategy is reassessed by credit officers, by specialist credit risk or relationship management units in the relevant business or by Restructuring.

Agreed customer management strategies are regularly monitored by both the business and credit teams. The largest Risk of Credit Loss exposures in the Group and in each business are regularly reviewed by a Risk of Credit Loss Committee. The committee members are experienced credit, business and Restructuring specialists. The purpose of the committee is to review and challenge the strategies undertaken for those customers who pose the largest risk of credit loss to the bank.

Appropriate corrective action is taken when circumstances emerge that may affect the customer’s ability to service its debt (see Heightened Monitoring characteristics). Corrective actions may include granting a customer various types of concessions. Any decision to approve a concession will be a function of specific country and sector appetite, the credit quality of the customer, the market environment and the loan structure and security. All customers granted forbearance are classified Heightened Monitoring as a minimum.

Other potential outcomes of the relationship review are to: take the customer off the Risk of Credit Loss framework; offer additional lending and continue monitoring; transfer the relationship to Restructuring if appropriate; or exit the relationship altogether.

The Risk of Credit Loss framework does not apply to problem debt management for Business Banking customers in UK PBB. These customers are, where necessary, managed by specialised problem debt management teams, depending on the size of exposure or the Business Banking recoveries team where a loan has been impaired.

Restructuring

For the Wholesale problem debt portfolio, customer relationships are managed by the Restructuring team (this excludes customers managed by PBB). The purpose of Restructuring is to protect the bank’s capital. Where practicable, Restructuring does this by working with corporate and commercial customers to support their turnaround and recovery strategies and enable them to return to mainstream banking. Restructuring will always aim to recover capital in a fair and efficient manner.

Specialists in Restructuring work with customers experiencing financial difficulties and showing signs of financial stress. Throughout Restructuring’s involvement the mainstream relationship manager will remain an integral part of the customer relationship, unless an exit strategy is deemed appropriate. The objective is to find a mutually acceptable solution, including restructuring of existing facilities, repayment or refinancing.

Where a solvent outcome is not possible, insolvency may be considered as a last resort. However, helping the customer return to financial health and restoring a normal banking relationship is always the preferred outcome.

Personal (unaudited)

Personal customers experiencing financial difficulty are managed by the Collections function. If the Collections function is unable to provide appropriate support after discussing suitable options with the customer, management of that customer moves into Recoveries. If at any point in the Collections and Recoveries process, the customer is identified as being potentially vulnerable, the customer will be separated from the regular strategy and supported by a specialist team to ensure the customer receives appropriate support for their circumstances.

Collections

The Collections function takes over management of a customer when the customer exceeds an agreed limit or misses a regular monthly payment.

Financial review Capital and risk management

Credit risk: management basis continued

Once in Collections the customer will be supported by skilled debt management staff who will endeavour to provide the customer with solutions based on current circumstances and, where appropriate, any known future changes to their financial position. Solutions include short-term account restructuring, refinance loans and forbearance which can include interest suspension and breathing space. In the event that an affordable/sustainable agreement with a customer cannot be reached, the debt will transition into Recoveries.

Recoveries

The Recoveries function will issue a notice of intention to default to the customer and, subsequently, a formal demand, while also registering the account with the credit reference agencies where appropriate.  Following this, the customer’s debt may then be placed with a third-party debt collection agency, or alternatively a solicitor, in order to agree an affordable repayment plan with the customer.

Forbearance

Forbearance across the RBS Group takes place when a concession is made on the contractual terms of a loan/debt in response to a customer’s financial difficulties. Concessions granted where there is no evidence of financial difficulty, or where any changes to terms and conditions are within current risk appetite, or reflect improving credit market conditions for the customer, are not considered forbearance.

The aim of forbearance is to support and restore the customer to financial health while minimising risk. To ensure that forbearance is appropriate for the needs and financial profile of the customer, the Group applies minimum standards when assessing, recording, monitoring and reporting forbearance.

Loans/debt may be forborne more than once, generally where a temporary concession has been granted and circumstances warrant another temporary or permanent revision of the loan’s terms.

In the Personal portfolio, loans are considered forborne until they meet the exit criteria set out by the European Banking Authority. These include being classified as performing for two years since the last forbearance event, making regular repayments and the debtor being less than 30 days past due. Exit criteria are not currently applied for Wholesale portfolios.

Types of forbearance

The type of forbearance offered is tailored to the customer’s individual circumstances.

In the Wholesale portfolio, forbearance may involve covenant waivers, amendment to margin, payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears, and debt forgiveness or debt for equity swap.

In the Personal portfolio forbearance may involve payment concessions and loan rescheduling (including extensions in contractual maturity), capitalisation of arrears.

Forbearance is granted principally to customers with mortgages and less frequently to customers with unsecured loans. This includes instances where forbearance may be taken for customers with highly flexible mortgages.

Monitoring of forbearance

In the Wholesale portfolio, all customers are assigned a PD and related facilities an LGD. These are re-assessed prior to finalising any forbearance arrangement in light of the loan’s amended terms.

The ultimate outcome of a forbearance strategy is unknown at the time of execution. It is highly dependent on the cooperation of the borrower and the continued existence of a viable business or repayment outcome. Where forbearance is no longer viable, the Group will consider other options such as the enforcement of security, insolvency proceedings or both, albeit these are options of last resort.

For Personal portfolios, forborne loans are separated into a distinct population and reported on a regular basis until they exit the forborne population.

Provisioning for Wholesale forbearance

Provisions for forborne loans are assessed in accordance with normal provisioning policies (refer to impairment loss provision methodology). The customer’s financial position and prospects as well as the likely effect of the forbearance, including any concessions granted, and revised PD or LGD gradings, are considered in order to establish whether an impairment provision is required.

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

For performing loans, credit metrics are an integral part of the latent provision methodology, and an extended emergence period for forborne loans is applied.

The transfer of wholesale loans from impaired to performing status follows assessment by relationship managers and credit. When no further losses are anticipated and the customer is expected to meet the loan’s revised terms, any provision is written off or released and the balance of the loan returned to performing status. This course of action is not dependent on a specified time period and follows the credit risk manager’s assessment.

Financial review Capital and risk management

Credit risk: management basis continued

Provisioning for personal forbearance

The methodology used for provisioning in respect of Personal forborne loans will differ depending on whether the loans are performing or non-performing and which business is managing them due to local market conditions.

Granting forbearance will only change the arrears status of the loan in specific circumstances, which can include capitalisation of principal and interest in arrears, where the loan may be returned to the performing book if the customer has demonstrated an ability to meet regular payments and is deemed likely to continue to do so. The loan would remain in forbearance for the defined probation period and be subject to performance criteria including making regular repayments and be less than 30 days past due.

Additionally for some forbearance types a loan may be transferred to the performing book if a customer makes payments that reduce loan arrears below 90 days (UK PBB collections function).

For the latent calculation, an extended emergence period is applied to account for the impact of forbearance within the portfolio. Additionally for portfolios with material forbearance, forborne loans form a separate risk pool and use a different PD model. The separate risk pool applies for the duration of the forbearance arrangement and with exit from forbearance segmentation dependent on meeting applicable probationary periods and performance criteria.

For non-performing loans, there is no difference in treatment.

Impairment, provisioning and write-offs

In the overall assessment of credit risk, impairment, provisioning and write-offs are used as key indicators of credit quality.

Impairment

A financial asset is impaired if there is objective evidence that the amount, or timing, of future cash flows has been adversely affected. Refer to accounting policies on pages 98 and 99 for details of the quantification of impairment losses.

Days-past-due measures are typically used to identify evidence of impairment. In both the Wholesale and Personal portfolios, a period of 90 days past due is used. In sovereign portfolios, the period used is 180 days past due. Indicators of impairment include the borrower’s financial condition; a forbearance event; a loan restructuring; the probability of bankruptcy; or evidence of diminished cash flows.

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

The Group uses one of the following three methods to quantify the provision required: individual, where the quantification method is on a case-by-case assessment of future cash flows; collective, a quantitative review of the relevant portfolio; and latent, where PD, LGD, drawn balance and emergence period are considered in the calculation.

Sensitivity of impairments to assumptions

Key assumptions relating to impairment levels are economic conditions, the interest rate environment, the ease and timing of enforcing loan agreements in varying legal jurisdictions and the level of customer co-operation.

In addition, for secured lending, key assumptions relate to the valuation of the security and collateral held, as well as the timing and cost of asset disposals based on underlying market depth and liquidity.

Assessments are made by relationship managers on a case-by-case basis for individually-assessed provisions and are validated by credit teams. Impairments less than £1 million are approved by credit officers under their delegated authority. For individual impairments greater than £1 million, oversight is provided by the RBS Group Provisions Committee.

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

Write-offs

Impaired loans and receivables are written-off when there is no longer any realistic prospect of recovery of part, or the entire loan. For loans that are individually assessed for impairment, the timing of write-off is determined on a case-by-case basis. Such loans are reviewed regularly and write-offs may be prompted by bankruptcy, insolvency, forbearance and similar events. For details of the typical time frames, from initial impairment to write off, for collectively assessed portfolios refer to the accounting policies section on pages 98 and 99.

Amounts recovered after a loan has been written-off are credited to the loan impairment charge for the period in which they are received.

Financial review Capital and risk management

Credit risk: management basis continued

Portfolio summaries

The table below summarises current and potential exposure, by sector and asset quality. The table is unaudited except for forbearance, which is audited.

	Exposure						Portfolio and asset quality as a percentage of total current exposure
		Wholesale (1)						Wholesale (1)
				Retail and						Retail and
	Personal	Property	Services	leisure	Other	Total (2)	Personal	Property	Services	leisure	Other	Total (2)
2017	£m	£m	£m	£m	£m	£m	%	%	%	%	%	%
AQ1-AQ4	95,771	6,876	2,102	1,037	45,143	150,929	42	3	1	—	20	66
AQ5-AQ8	31,445	10,183	7,851	8,577	15,881	73,937	14	5	4	4	7	34
AQ9	589	101	145	82	111	1,028	—	—	—	—	—	—
AQ10	889	336	144	129	170	1,668	—	—	—	—	—	—
Total current exposure	128,694	17,496	10,242	9,825	61,305	227,562	56	8	5	4	27	100

Total potential exposure	130,296	21,958	11,899	11,348	67,823	243,324

Risk of Credit Loss	n/a	112	192	74	37	415
Forbearance stock (3.4)	801	210	117	147	201	1,476
Flow into forbearance (3,5)	302	142	93	130	138	805
Of which:
- Performing	121	44	66	102	113	446
- Non-performing	181	97	27	28	24	357
Provisions (6)	790	245	135	187	82	1,439

2016
AQ1-AQ4	87,288	6,936	1,860	1,261	8,012	105,357	54	4	1	1	5	65
AQ5-AQ8	27,221	8,738	5,749	6,434	9,304	57,446	16	5	3	4	6	34
AQ9	592	85	37	45	68	827	—	—	—	—	—	—
AQ10	1,170	388	120	118	155	1,951	1	—	—	—	—	1
Total current exposure	116,271	16,147	7,766	7,858	17,539	165,581	71	9	4	5	11	100

Total potential exposure	118,039	19,091	8,980	9,037	20,142	175,289

Risk of Credit Loss	n/a	12	34	63	26	135
Forbearance stock (3.4)	917	292	143	140	174	1,666
Flow into forbearance (3,5)	335	229	113	86	92	855
Of which:
- Performing	141	77	44	48	72	382
- Non-performing	194	152	69	38	21	474
Provisions (6)	831	277	118	206	105	1,537

Notes:

(1)       Includes SME customers managed in the Business Banking segment of UK PBB who are assigned a sector under the Group’s sector concentration framework.

(2)       97% (2016 – 96%) of the total current exposure relates to the UK.

(3)       Audited.

(4)       Wholesale forbearance stock represents loans that have been subject to a forbearance event in the two years up to the reporting date. Personal forbearance is aligned to European Banking Authority requirements.

(5)       Completed during the year.

(6)       Provision (including latent).

Financial review Capital and risk management

Credit risk: management basis continued

Key points (unaudited)

•      The change in current exposure across the Wholesale portfolio reflected the transfer of Lombard and RBS Invoice Finance (RBSIF) into NatWest Plc in early 2017. The sectors which saw the largest increase in exposure as a result of this movement were Services, Retail and Leisure, and Transport.

•      Within Other, there was £37.4 billion of Sovereign exposure relating to liquidity management activities and Transport exposure of £7.5 billion, of which, £5.2 billion was transferred from Lombard/RBSIF.

•      Measured against RBS’s asset quality scale, as at 31 December 2017, 66% of total current exposure was rated in the AQ1-AQ4 bands, equating to an indicative investment grade rating of BBB- or above (2016 – 65%).

•      Across the Personal lending exposure, 74% was in the AQ1-AQ4 category (2016 – 75%). The loan-to-value (LTV) ratio of the mortgage portfolio was 57% (2016 – 56%).

•      The increase in current exposure in the Personal portfolio was mainly driven by growth in UK mortgage lending, which was within risk appetite. For further information, refer to the following page.

•      The UK unsecured lending portfolio remained broadly stable in size.

•      Exposure classified as Risk of Credit Loss increased mainly due to the transfer of Lombard and RBSIF into NatWest in early 2017. However, exposure classified as Risk of Credit Loss within Lombard and RBSIF remained stable over the period.

•      Wholesale forbearance has decreased over 2017.  Where the flow is comparable between 2016 and 2017 the historic size of 2015 flow had a greater impact on the 2016 stock number.

•      Loans totalling £0.4 billion were granted approval for forbearance in 2017 but had not yet reached legal completion at 31 December 2017 (2016 – £0.4 billion). These exposures are referred to as “in process” and are not included in the tables above. 75% (£0.3 billion) of these “in process” exposures related to non-performing customers and 25% (£0.1 billion) related to performing loans. The principal types of arrangements offered were payment concessions and loan rescheduling.

•      £0.4 billion of wholesale forbearance related to payment concessions and £0.1 billion to non-payment concessions. Previously reported forbearance types are classified as non-payment (covenant concessions, release of security) and payment (payment concessions and loan rescheduling, forgiveness of all or part of the outstanding debt, variation in margin, standstill agreements).

Financial review Capital and risk management

Credit risk: management basis continued

Overview of the Personal portfolio split by product type and segment on a current exposure basis (unaudited)

	2017			2016*
		Private			Private
	UK PBB	Banking	Total	UK PBB (1)	Banking	Total
	£m	£m	£m	£m	£m	£m

Mortgages	110,322	7,884	118,206	99,646	6,731	106,377
Year-on-year movement	10,676	1,153	11,829
Of which:
Interest only variable rate	6,994	3,883	10,877	8,132	3,431	11,563
Interest only fixed rate	10,673	2,711	13,384	10,394	2,166	12,560
Mixed (capital and interest only)	4,125	—	4,125	3,817	—	3,817

Buy-to-let	15,212	1,093	16,305	15,414	717	16,131

Provisions	101	7	108	107	2	109
REIL	409	24	433	445	18	463

Other lending (1)	8,078	1,343	9,421	7,696	1,567	9,263
Year-on-year movement	382	(224)	158
Provisions	634	17	651	704	17	721
REIL	613	45	658	723	56	779

Total lending	118,400	9,227	127,627	107,342	8,298	115,640
Year-on-year movement	11,058	929	11,987

Mortgage LTV ratios (2)
- Total portfolio	57%	55%	57%	57%	54%	56%
- Performing	57%	55%	57%	57%	54%	56%
- Non-performing	57%	59%	57%	59%	62%	60%

* Re-presented to reflect the segmental reorganisation.

Notes:

(1) Excludes loans guaranteed by a company and commercial real estate lending to personal customers.

(2) Weighted by current exposure gross of provisions.

Key points (unaudited)

•      The overall credit risk profile of the Personal portfolio, and its performance against credit risk appetite, remained stable during 2017.

•      The increase in Personal portfolio lending was primarily driven by growth in mortgages; mainly in UK PBB.

•      New mortgage lending was below the levels seen in 2016, particularly in the buy-to-let category as tax and regulatory changes in the UK took effect. The portfolio was closely monitored against an agreed set of risk appetite parameters, which included loan-to-value, loan-to-income, buy-to-let, new build concentrations and credit quality. This ensured that the portfolio remained appropriate for market conditions. Underwriting standards were maintained during the period.

•      Most of the mortgage growth was in the owner-occupied portfolio. The total value of mortgages on interest-only and mixed terms remained stable. There was a marginal rise in interest only mortgages in Private Banking which reflected increased lending to high net worth individuals.

•      The overall mortgage portfolio loan-to-value ratio remained broadly stable.

•      47% of the mortgage lending was in London and the South East (2016 – 48%). New business in this region reduced as a result of lower demand for both buy-to-let and owner occupied properties. Average weighted LTV for this region is 52% (2016 – 51%).

•      Total provision and forbearance against mortgages continued to decrease. This reflected the relatively low-interest-rate environment in the UK as well as a focus on the ability of customers to repay in a sustainable manner over the term of the facility.

•      Unsecured lending balances remained broadly stable despite an upward trend in the wider UK market. Growth in the unsecured loan portfolio was offset by declines in the cards and overdrafts portfolios. The reduction in the cards portfolio reflected the RBS Group’s decision to abstain from the 0% credit card balance transfer market.

•      The total provision for unsecured lending reduced, reflecting asset disposals.

Financial review Capital and risk management

Credit risk: management basis continued

Overview of new mortgage lending on a current exposure basis as at drawdown (unaudited)

	2017			2016*
	UK	Private		UK	Private
	PBB	Banking	Total	PBB	Banking	Total
	£m	£m	£m	£m	£m	£m
Gross new mortgage lending (1)	27,566	2,105	29,671	28,114	3,092	31,206
Of which:
Interest only variable rate	270	848	1,118	915	1,660	2,575
Interest only fixed rate	1,671	825	2,496	2,601	877	3,478
Mixed (capital and interest only)	856	—	856	736	—	736

Owner occupied	25,916	1,776	27,692	24,272	2,650	26,922
Average LTV by weighted value	70%	63%	70%	71%	55%	70%

Buy-to-let	1,650	329	1,979	3,843	442	4,285
Average LTV by weighted value	62%	56%	61%	62%	54%	61%

* Re-presented to reflect the segmental reorganisation.

Note:

(1)     For 2016, Private Banking includes additional lending of £1.4 billion. Following a change in methodology, this additional lending is excluded from 2017 data.

Personal portfolio – forbearance on a current exposure basis
Forbearance flow	271	31	302	286	49	335
Forbearance stock	794	7	801	852	65	917
Forbearance stock: arrears
Current	488	6	494	527	65	592
1-3 months in arrears	187	—	187	201	—	201
> 3 months in arrears	119	1	120	124	—	124
Provisions against forbearance stock	29	—	29	33	—	33

Forbearance type: (1)
Long-term arrangement (2)	445	6	451	491	63	554
Short-term arrangement (3)	516	1	517	541	2	543

Notes:

(1) Can include multiple arrangements.

(2) Capitalisation term extensions, economic concessions.

(3) Payment concessions, amortising payments of outstanding balances, payment holidays and temporary interest arrangements.

Financial review Capital and risk management

Credit risk: management basis continued

Mortgage LTV distribution by segment on a current exposure basis

		50%	80%	100%			Weighted
	<=50%	<=80%	<=100%	<=150%	>150%	Total	average LTV	Other	Total
LTV ratio value (1)	£m	£m	£m	£m	£m	£m	%	£m	£m
2017
UK PBB
AQ1-AQ8	39,188	56,161	13,576	241	24	109,190	57	122	109,312
AQ9	54	198	50	5	2	309	66	1	310
AQ10	300	348	34	8	4	694	57	6	700
	39,542	56,707	13,660	254	30	110,193	57	129	110,322

Private Banking
AQ1-AQ8	2,631	4,682	349	14	11	7,687	55	107	7,794
AQ9	7	17	—	—	—	24	56	1	25
AQ10	15	42	4	1	—	62	59	3	65
	2,653	4,741	353	15	11	7,773	55	111	7,884

2016*
UK PBB
AQ1-AQ8	36,267	49,490	12,140	316	52	98,265	56	76	98,341
AQ9	55	181	58	8	3	305	68	—	305
AQ10	371	524	79	15	5	994	59	6	1,000
	36,693	50,195	12,277	339	60	99,564	57	82	99,646

Private Banking
AQ1-AQ8	2,421	3,743	176	14	13	6,367	54	228	6,595
AQ9	9	22	—	—	—	31	55	2	33
AQ10	22	58	7	7	—	94	62	9	103
	2,452	3,823	183	21	13	6,492	54	239	6,731

* Re-presented to reflect the segmental reorganisation.

Note:

(1)       LTV is calculated on a current exposure basis, gross of provisions.

PBB mortgage exposure by region and LTV on a current exposure basis

		50%	80%	100%			Weighted
	<=50%	<=80%	<=100%	<=150%	>150%	Total	average LTV	Other	Total
LTV ratio value	£m	£m	£m	£m	£m	£m	%	£m	£m
2017
South East	11,947	15,115	2,583	10	—	29,655	54	21	29,676
Greater London	11,383	9,061	1,262	3	—	21,709	49	18	21,727
Scotland	707	2,212	1,345	2	—	4,266	68	3	4,269
North West	2,720	5,696	1,741	7	—	10,164	61	8	10,172
South West	3,489	5,788	986	9	—	10,272	57	8	10,280
West Midlands	2,038	4,433	1,341	5	—	7,817	61	5	7,822
Rest of the UK	7,258	14,402	4,402	218	30	26,310	61	66	26,376
Total	39,542	56,707	13,660	254	30	110,193	57	129	110,322

2016
South East	11,162	13,852	2,040	13	—	27,067	53	8	27,075
Greater London	11,347	8,412	898	4	—	20,661	48	8	20,669
Scotland	664	1,898	969	3	—	3,534	67	—	3,534
North West	2,330	4,920	1,824	12	—	9,086	62	4	9,090
South West	3,118	5,122	897	12	—	9,149	56	3	9,152
West Midlands	1,759	3,828	1,191	7	—	6,785	61	1	6,786
Rest of the UK	6,313	12,163	4,458	288	60	23,282	63	58	23,340
Total	36,693	50,195	12,277	339	60	99,564	57	82	99,646

Financial review Capital and risk management

Credit risk: management basis continued

Commercial real estate (CRE) (unaudited)

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and building materials).

The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks.

CRE exposure by sub-sector on a current exposure basis (unaudited)

	2017	2016
By sub-sector	£m	£m
Investment
Residential	2,168	2,236
Office	727	749
Retail	1,765	1,703
Industrial	1,075	1,115
Mixed/other	2,535	2,757
	8,270	8,560

Development
Residential	1,531	1,484
Office	11	9
Retail	30	26
Industrial	33	26
Mixed/other	21	5
	1,626	1,550

Total (1)	9,896	10,110

Note:

(1)       99% (2016 – 99%) of the total exposure relates to the UK.

Key points (unaudited)

•      The majority of the CRE exposure is managed by Commercial & Private Banking. The reduction in exposure over the period is the result of the successful implementation of distribution and capital market activity – in line with business strategy.

•      The commercial real estate market performed far better in 2017 than had been expected by most at the start of the year. Investment activity was 20% up on 2016 and just 10% short of the record level reached in 2015. A notable factor was the influx of capital from China, estimated at over £10 billion, equating for approximately 15% of the total market.

•      Much of this capital was targeted at the London office market, helping to support values despite the ongoing risks associated with exiting the European Union. The industrial market was the standout performer, supported by growing demand for logistics capacity. At the other end of the scale, the retail sector continued to feel the effect of online sales growth, with secondary shopping centres particularly at risk from falling tenant demand.

•      As a result of wider ongoing economic uncertainty, tightened underwriting standards were maintained, with further tightening of appetite in certain asset classes and sub-sectors throughout the year.

Financial review Capital and risk management

Credit risk: management basis continued

CRE loan-to-value ratio on a current exposure basis

	2017			2016
	AQ1-AQ9	AQ10	Total	AQ1-AQ9	AQ10	Total
Loan-to-value	£m	£m	£m	£m	£m	£m
<= 50%	3,835	39	3,874	4,323	42	4,365
> 50% and <= 70%	2,530	63	2,593	2,432	82	2,514
> 70% and <= 90%	131	53	184	202	75	277
> 90% and <= 100%	43	10	53	54	21	75
> 100% and <= 110%	26	14	40	39	7	46
> 110% and <= 130%	27	16	43	29	26	55
> 130% and <= 150%	28	9	37	37	18	55
> 150%	50	11	61	43	36	79
Total with LTVs	6,670	215	6,885	7,159	307	7,466
Total portfolio average LTV (1)	49%	102%	51%	48%	102%	51%
Other (2)	1,379	6	1,385	1,052	44	1,096
Development (3)	1,559	67	1,626	1,460	90	1,550
	9,608	288	9,896	9,671	441	10,112

Notes:

(1) Weighted average by current exposure gross of provisions.

(2) Relates predominantly to business banking, rate risk management products and unsecured corporate lending.

(3) Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

CRE asset quality on a current exposure basis (unaudited)

	2017	2016
	£m	£m
AQ1-AQ4	2,035	2,204
AQ5-AQ8	7,516	7,407
AQ9	57	58
AQ10	288	441
Total	9,896	10,111

Forbearance flow	134	221
Risk of Credit Loss	93	11
Provision (including latent)	138	215

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

Credit metrics

The following table analyses key metrics across the personal and wholesale portfolios

Financial assets

Exposure summary and credit mitigation

The following table analyses the Group’s financial asset exposures, both gross and net of offset arrangements, as well as credit mitigation and enhancement.

	Group
	Gross	IFRS	Carrying	Balance sheet	Exposure
	exposure	offset (1)	value	offset (2)	post offset (3)
2017	£m	£m	£m	£m	£m
Cash and balances at central banks	35,799	—	35,799	—	35,799
Reverse repos	—	—	—	—	—
Lending	193,808	—	193,808	(6,149)	187,659
Debt securities	1,612	—	1,612	—	1,612
Equity shares	43	—	43	—	43
Derivatives	606	—	606	(115)	491
Settlement balances	3	—	3	—	3
Total third party excluding disposal groups	231,871	—	231,871	(6,264)	225,607
Disposal groups	43,807	(19,512)	24,295	(233)	24,062
Total third party including disposal groups	275,678	(19,512)	256,166	(6,497)	249,669
Amounts due from holding company and fellow subsidiaries	79,635	—	79,635	(1,706)	77,929
Total gross of short positions	355,313	(19,512)	335,801	(8,203)	327,598
Short positions (4)	(2,436)	—	(2,436)	—	(2,436)
Net of short positions	352,877	(19,512)	333,365	(8,203)	325,162

2016
Cash and balances at central banks	2,567	—	2,567	—	2,567
Reverse repos	22,725	(14,475)	8,250	(614)	7,636
Lending	168,058	—	168,058	(6,306)	161,752
Debt securities	4,463	—	4,463	—	4,463
Equity shares	87	—	87	—	87
Derivatives	975	—	975	(145)	830
Settlement balances	2,696	(1,505)	1,191	—	1,191
Total third party excluding disposal groups	201,571	(15,980)	185,591	(7,065)	178,526
Disposal groups	24,636	—	24,636	—	24,636
Total third party including disposal groups	226,207	(15,980)	210,227	(7,065)	203,162
Amounts due from holding company and fellow subsidiaries	101,340	—	101,340	(2,182)	99,158
Total gross of short positions	327,547	(15,980)	311,567	(9,247)	302,320
Short positions	(4,591)	—	(4,591)	—	(4,591)
Net of short positions	322,956	(15,980)	306,976	(9,247)	297,729

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

(4)       Short positions are within liabilities of disposal groups in 2017.

Key points

•      The majority of the £225.6 billion third party exposure comprises of cash and balances at central banks, unsecured commercial and personal bank lending.

•      Third party exposure increased by £47.1 billion reflecting higher cash placements with UK and Eurozone central banks and ring-fencing legal moves.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

The table below analyses the bank’s financial assets exposures, both gross and net of offset arrangements.

	Bank
	Carrying	Balance sheet	Exposure
	value	offset (1)	post offset (2)
2017	£m	£m	£m
Cash and balances at central banks	34,763	—	34,763
Lending	162,256	(6,031)	156,225
Debt securities	1,059	—	1,059
Equity shares	7	—	7
Derivatives	580	(115)	465
Settlement balances	—	—	—
Total third party	198,665	(6,146)	192,519
Amounts due from holding company and fellow subsidiaries	55,908	(1,697)	54,211
Total	254,573	(7,843)	246,730

2016
Cash and balances at central banks	1,198	—	1,198
Lending	151,258	(6,103)	145,155
Equity shares	11	—	11
Derivatives	915	(145)	770
Settlement balances	97	—	97
Total third party	153,479	(6,248)	147,231
Amounts due from holding company and fellow subsidiaries	65,681	(1,984)	63,697
Total	219,160	(8,232)	210,928

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

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Sector concentration

The following table analyses the Group’s financial assets by industry sector.

	Group
	Reverse		Securities			Other	Balance		Exposure
	repos	Lending	Debt	Equity	Derivatives	financial assets	sheet value	Offset	post offset
2017	£m	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	—	1,491	393	—	1	—	1,885	(1,044)	841
Financial institutions - banks	—	1,919	159	—	—	35,799	37,877	—	37,877
- other	—	2,670	1,060	43	202	3	3,978	(780)	3,198
Personal - mortgages	—	118,047	—	—	—	—	118,047	—	118,047
- unsecured	—	10,505	—	—	15	—	10,520	—	10,520
Property	—	13,739	—	2	127	—	13,868	(235)	13,633
Construction	—	2,184	—	—	1	—	2,185	(512)	1,673
Manufacturing	—	5,287	—	—	36	—	5,323	(491)	4,832
Finance leases and instalment credit	—	9,901	—	—	—	—	9,901	—	9,901
Retail, wholesale and repairs	—	7,574	—	—	34	—	7,608	(901)	6,707
Transport and storage	—	1,639	—	—	3	—	1,642	(183)	1,459
Health, education and leisure	—	6,424	—	—	136	—	6,560	(589)	5,971
Hotels and restaurants	—	3,112	—	—	12	—	3,124	(52)	3,072
Utilities	—	649	—	—	17	—	666	(208)	458
Other	—	10,106	—	—	22	—	10,128	(1,269)	8,859
Total third party	—	195,247	1,612	45	606	35,802	233,312	(6,264)	227,048
Amounts due from holding company and fellow subsidiaries	—	77,926	—	—	1,709	—	79,635	(1,706)	77,929
Total gross of provisions	—	273,173	1,612	45	2,315	35,802	312,947	(7,970)	304,977
Provisions	—	(1,439)	—	(2)	—	—	(1,441)	n/a	(1,441)
Total excluding disposal groups	—	271,734	1,612	43	2,315	35,802	311,506	(7,970)	303,536
Disposal groups	6,304	12,915	4,032	30	3	1,011	24,295	(233)	24,062
Total	6,304	284,649	5,644	73	2,318	36,813	335,801	(8,203)	327,598

2016
Central and local government	219	1,417	3,573	—	1	15	5,225	(1,354)	3,871
Financial institutions - banks	774	1,692	181	—	10	2,567	5,224	—	5,224
- other	7,247	3,328	692	79	278	1,077	12,701	(1,358)	11,343
Personal - mortgages	—	106,743	—	—	—	—	106,743	—	106,743
- unsecured	—	10,302	—	—	39	—	10,341	(1)	10,340
Property	—	13,792	—	2	232	—	14,026	(248)	13,778
Construction	—	2,208	—	—	4	35	2,247	(647)	1,600
Manufacturing	—	3,472	—	7	93	1	3,573	(254)	3,319
Finance leases and instalment credit	—	251	—	—	—	—	251	—	251
Retail, wholesale and repairs	—	5,956	—	—	34	—	5,990	(919)	5,071
Transport and storage	—	1,471	—	—	8	—	1,479	(190)	1,289
Health, education and leisure	—	6,307	—	—	188	2	6,497	(445)	6,052
Hotels and restaurants	—	3,054	—	—	16	—	3,070	(68)	3,002
Utilities	—	510	—	—	20	—	530	(256)	274
Other	10	9,118	17	3	52	61	9,261	(1,223)	8,038
Total third party	8,250	169,621	4,463	91	975	3,758	187,158	(6,963)	180,195
Amounts due from holding company and fellow subsidiaries	—	97,909	—	—	2,929	502	101,340	(2,182)	99,158
Total gross of provisions	8,250	267,530	4,463	91	3,904	4,260	288,498	(9,145)	279,353
Provisions	—	(1,563)	—	(4)	—	—	(1,567)	n/a	(1,567)
Total excluding disposal groups	8,250	265,967	4,463	87	3,904	4,260	286,931	(9,145)	277,786
Disposal groups	—	21,340	2,004	949	94	249	24,636	(102)	24,534
Total	8,250	287,307	6,467	1,036	3,998	4,509	311,567	(9,247)	302,320

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

The following tables analyse the Bank’s financial assets by industry sector.

	Bank
		Securities	Equity		Other	Balance		Exposure
	Lending	debt	Securities	Derivatives	financial assets	sheet value	Offset	post offset
2017	£m	£m	£m	£m	£m	£m	£m	£m
Central and local government	1,476	—	—	1	—	1,477	(1,029)	448
Financial institutions - banks	1,636	—	—	—	34,763	36,399	—	36,399
- other	2,141	1,059	7	201	—	3,408	(779)	2,629
Personal - mortgages	108,172	—	—	—	—	108,172	—	108,172
- unsecured	8,004	—	—	—	—	8,004	—	8,004
Property	12,054	—	—	124	—	12,178	(234)	11,944
Construction	1,826	—	—	1	—	1,827	(502)	1,325
Manufacturing	3,670	—	—	36	—	3,706	(469)	3,237
Finance leases and instalment credit	90	—	—	—	—	90	—	90
Retail, wholesale and repairs	5,671	—	—	33	—	5,704	(867)	4,837
Transport and storage	1,322	—	—	3	—	1,325	(175)	1,150
Health, education and leisure	5,890	—	—	133	—	6,023	(586)	5,437
Hotels and restaurants	2,735	—	—	11	—	2,746	(51)	2,695
Utilities	593	—	—	17	—	610	(208)	402
Other	8,135	—	—	20	—	8,155	(1,246)	6,909
Total third party	163,415	1,059	7	580	34,763	199,824	(6,146)	193,678
Amounts due from holding company and fellow subsidiaries	54,211	—	—	1,697	—	55,908	(1,697)	54,211
Total gross of provisions	217,626	1,059	7	2,277	34,763	255,732	(7,843)	247,889
Provisions	(1,159)	—	—	—	—	(1,159)	n/a	(1,159)
Total	216,467	1,059	7	2,277	34,763	254,573	(7,843)	246,730

2016
Central and local government	1,409	—	—	1	—	1,410	(1,354)	56
Financial institutions - banks	1,176	—	—	1	1,198	2,375	(1)	2,374
- other	2,238	—	4	269	—	2,511	(743)	1,768
Personal - mortgages	97,559	—	—	—	—	97,559	—	97,559
- unsecured	7,784	—	—	—	—	7,784	—	7,784
Property	12,364	—	—	232	—	12,596	(237)	12,359
Construction	1,947	—	—	3	35	1,985	(642)	1,343
Manufacturing	3,200	—	7	92	1	3,300	(248)	3,052
Finance leases and instalment credit	34	—	—	—	—	34	—	34
Retail, wholesale and repairs	5,722	—	—	34	—	5,756	(901)	4,855
Transport and storage	1,434	—	—	8	—	1,442	(190)	1,252
Health, education and leisure	5,934	—	—	188	—	6,122	(442)	5,680
Hotels and restaurants	2,757	—	—	16	—	2,773	(66)	2,707
Utilities	506	—	—	19	—	525	(256)	269
Other	8,566	—	—	52	61	8,679	(1,168)	7,511
Total third party	152,630	—	11	915	1,295	154,851	(6,248)	148,603
Amounts due from holding company and fellow subsidiaries	63,492	—	—	2,167	22	65,681	(1,984)	63,697
Total gross of provisions	216,122	—	11	3,082	1,317	220,532	(8,232)	212,300
Provisions	(1,372)	—	—	—	—	(1,372)	n/a	(1,372)
Total	214,750	—	11	3,082	1,317	219,160	(8,232)	210,928

For geographic concentrations refer to:

•                  Lending: Loans and related credit metrics; and

•                  Debt securities: IFRS measurement classification and issuer.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Asset quality

The asset quality analysis presented below is based on the Group’s internal asset quality ratings which have ranges for the probability of default. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both an asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings and are therefore excluded from the following table and are set out on page 61.

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

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

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

	Group
					Balances due
					from holding
					company and
					fellow	Past		Impairment
	AQ1-4	AQ5-8	AQ9	AQ10	subsidiaries	due	Impaired	provision	Total
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	35.8	—	—	—	—	—	—	—	35.8
Banks
- Reverse repos	—	—	—	—	—	—	—	—	—
- Bank loans	1.6	0.3	—	—	77.9	—	—	—	79.8
Total	1.6	0.3	—	—	77.9	—	—	—	79.8
Customers
- Reverse repos	—	—	—	—	—	—	—	—	—
- Customer loans	121.0	65.5	0.9	0.5	—	3.6	1.8	(1.4)	191.9
Total	121.0	65.5	0.9	0.5	—	3.6	1.8	(1.4)	191.9
Settlement balances and other financial assets	—	—	—	—	—	—	—	—	—
Derivatives	0.5	0.1	—	—	1.7	—	—	—	2.3
Undrawn commitments	25.2	27.8	0.1	0.3	—	—	—	—	53.4
Contingent liabilities	0.9	0.7	—	—	—	—	—	—	1.6
Total excluding disposal groups	185.0	94.4	1.0	0.8	79.6	3.6	1.8	(1.4)	364.8
Disposal groups									20.2
Total									385.0

Total %	50.8%	25.8%	0.3%	0.2%	21.8%	1.0%	0.5%	(0.4%)	100.0%

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

	Group
					Balances due
					from holding
					company and
					fellow	Past		Impairment
	AQ1-4	AQ5-8	AQ9	AQ10	subsidiaries	due	Impaired	provision	Total
2016	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	2.6	—	—	—	—	—	—	—	2.6
Banks
- Reverse repos	0.8	—	—	—	—	—	—	—	0.8
- Bank loans	1.5	0.2	—	—	94.7	—	—	—	96.4
Total	2.3	0.2	—	—	94.7	—	—	—	97.2
Customers
- Reverse repos	7.1	0.4	—	—	—	—	—	—	7.5
- Customer loans	111.9	49.5	0.7	0.5	3.3	3.3	2.0	(1.6)	169.6
Total	119.0	49.9	0.7	0.5	3.3	3.3	2.0	(1.6)	177.1
Settlement balances and other financial assets	1.0	0.1	—	0.1	0.5	—	—	—	1.7
Derivatives	0.8	0.2	—	—	2.9	—	—	—	3.9
Undrawn commitments	27.1	28.0	—	0.3	—	—	—	—	55.4
Contingent liabilities	1.1	1.0	—	—	—	—	—	—	2.1
Total excluding disposal groups	153.9	79.4	0.7	0.9	101.4	3.3	2.0	(1.6)	340.0
Disposal groups									21.7
Total									361.7

Total %	45.2%	23.4%	0.2%	0.3%	29.8%	1.0%	0.6%	(0.5%)	100%

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

	Bank
					Balances due
					from holding
					company and
					fellow	Past		Impairment
	AQ1-4	AQ5-8	AQ9	AQ10	subsidiaries	due	Impaired	provision	Total
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and balances at central banks	34.8	—	—	—	—	—	—	—	34.8
Banks
- Bank loans	1.3	0.3	—	—	54.2	—	—	—	55.8
- Total	1.3	0.3	—	—	54.2	—	—	—	55.8
Customers
- Customer loans	108.7	47.3	0.7	0.4	0.1	3.4	1.3	(1.2)	160.7
- Total	108.7	47.3	0.7	0.4	0.1	3.4	1.3	(1.2)	160.7
Settlement balances and other financial assets	—	—	—	—	—	—	—	—	—
Derivatives	0.5	0.1	—	—	1.7	—	—	—	2.3
Undrawn commitments	23.3	23.5	—	0.3	—	—	—	—	47.1
Contingent liabilities	0.8	0.6	—	—	—	—	—	—	1.4
Total	169.4	71.8	0.7	0.7	56.0	3.4	1.3	(1.2)	302.1

Total %	56.2%	23.8%	0.2%	0.2%	18.5%	1.1%	0.4%	(0.4%)	100%

2016
Cash and balances at central banks	1.2	—	—	—	—	—	—	—	1.2
Banks	—	—
- Bank loans	1.2	—	—	—	63.4	—	—	—	64.6
- Total	1.2	—	—	—	63.4	—	—	—	64.6
Customers
- Customer loans	102.0	43.6	0.5	0.4	0.1	3.2	1.7	(1.4)	150.1
- Total	102.0	43.6	0.5	0.4	0.1	3.2	1.7	(1.4)	150.1
Settlement balances and other financial assets	—	—	—	0.1	—	—	—	—	0.1
Derivatives	0.7	0.2	—	—	2.2	—	—	—	3.1
Undrawn commitments	24.1	23.9	—	0.3	—	—	—	—	48.3
Contingent liabilities	0.8	0.8	—	—	—	—	—	—	1.6
Total	130.0	68.5	0.5	0.8	65.7	3.2	1.7	(1.4)	269.0

Total %	48.4%	25.4%	0.2%	0.3%	24.4%	1.2%	0.6%	(0.5%)	100%

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

Loans and related credit metrics

The tables below analyse gross loans and advances (excluding reverse repos) and related credit metrics by reportable segment.

					Credit metrics
					REIL as a%	Provisions	Provisions as a%	Impairment
	Gross loans to				of gross loans	as a%	of gross loans	losses/	Amounts
	Banks	Customers	REIL	Provisions	to customers	of REIL	to customers	(releases)	written-off
2017	£m	£m	£m	£m	%	%	%	£m	£m
UK PBB	325	124,549	1,225	894	1.0	73	0.7	186	400
Commercial Banking	460	55,831	1,157	499	2.1	43	0.9	119	170
Private Banking	100	12,747	83	28	0.7	34	0.2	5	4
Central items & other	1,034	201	18	18	9.0	100	9.0	1	3
Total third party	1,919	193,328	2,483	1,439	1.3	58	0.7	311	577
Amounts due from holding company and fellow subsidiaries	77,926	—	—	—	—	—	—	—	—
Disposal groups	9,874	3,041	—	—	—	—	—	—	—
Total	89,719	196,369	2,483	1,439	1.3	58	0.7	311	577

2016*
UK PBB	369	113,344	1,488	1,072	1.3	72	0.9	105	394
Commercial Banking	356	41,702	893	412	2.1	46	1.0	15	457
Private Banking	96	11,256	94	28	0.8	30	0.2	(1)	2
Central items & other	871	1,627	85	51	5.2	60	3.1	6	36
Total third party	1,692	167,929	2,560	1,563	1.5	61	0.9	125	889
Amounts due from holding company and fellow subsidiaries	94,686	3,223	—	—	—	—	—	—	—
Disposal groups	2,418	20,122	3,511	1,200	17.4	34	6.0	(106)	2,057
Total	98,796	191,274	6,071	2,763	3.2	46	1.4	19	2,946

* Re-presented to reflect the segmental reorganisation.

Key points

•                  Customer loans increased by £25.4 billion (15%) mainly reflecting lending in the UK PBB and Commercial Banking.

•                  UK PBB: mortgage growth of £10.6 billion was the principal driver of the gross lending increase in 2017.

•                  Commercial Banking: customer lending increased by £14.1 billion primarily reflecting ring-fencing legal moves.

•                  Private Banking: lending growth of £1.5 billion primarily mortgage lending.

•                  REIL (excluding disposal groups) were 1.3% of gross lending, down from 1.5% in 2016.This reflected the relatively low interest rate environment in the UK and house price growth for personal lending.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Sector and geographical concentration

The tables below analyse gross loans and advances to banks and customers (excluding reverse repos) and related credit metrics by sector and geography based on the location of lending office.

				Credit metrics
				REIL	Provisions	Provisions
	Gross			as a% of	as a%	as a% of	Impairment	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	losses/(releases)	written-off
2017	£m	£m	£m	%	%	%	£m	£m
Central and local government	1,491	—	—	—	—	—	—	—
Finance	2,670	6	3	0.2	50	0.1	—	4
Personal - mortgages (1)	118,047	433	79	0.4	18	0.1	(6)	8
- unsecured	10,505	658	545	6.3	83	5.2	186	295
Property	13,739	392	141	2.9	36	1.0	(27)	64
Construction	2,184	147	68	6.7	46	3.1	26	22
of which: commercial real estate	10,441	452	145	4.3	32	1.4	(28)	66
Manufacturing	5,287	60	26	1.1	43	0.5	(1)	13
Finance leases and instalment credit	9,901	183	74	1.8	40	0.7	21	10
Retail, wholesale and repairs	7,574	186	92	2.5	49	1.2	37	49
Transport and storage	1,639	19	13	1.2	68	0.8	5	5
Health, education and leisure	6,424	219	95	3.4	43	1.5	54	27
Hotels and restaurants	3,112	71	32	2.3	45	1.0	(7)	31
Utilities	649	—	—	—	—	—	—	—
Other	10,106	109	61	1.1	56	0.6	14	49
Latent	—	—	210	—	—	—	9	—
Total third-party excluding disposal groups	193,328	2,483	1,439	1.3	58	0.7	311	577
Amounts due from fellow subsidiaries	—	—	—	—	—	—	—	—
Disposal groups	3,041	—	—	—	—	—	—	—
Total	196,369	2,483	1,439	1.3	58	0.7	311	577

Of which:
UK
Personal - mortgages	118,024	433	79	0.4	18	0.1	(6)	8
- unsecured	10,505	658	545	6.3	83	5.2	184	293
Property and construction	15,923	539	209	3.4	39	1.3	(1)	86
of which: commercial real estate	10,441	452	145	4.3	32	1.4	(28)	66
Other	48,703	853	396	1.8	46	0.8	123	186
Latent	—	—	210	—	—	—	9	—
	193,155	2,483	1,439	1.3	58	0.7	309	573

Europe
Personal - mortgages	23	—	—	—	—	—	—	—
- unsecured	—	—	—	—	—	—	1	1
Other	150	—	—	—	—	—	—	—
Latent	—	—	—	—	—	—	—	—
	173	—	—	—	—	—	1	1

Banks excluding disposal groups	1,919	—	—	—	—	—	—	—
Amounts due from holding company and fellow subsidiaries	77,926	—	—	—	—	—	—	—
Disposal groups	9,874	—	—	—	—	—	—	—
Total banks	89,719	—	—	—	—	—	—	—

Note:

(1)       Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

					Credit metrics
				REIL	Provisions	Provisions
	Gross			as a% of	as a%	as a% of	Impairment	Amounts
	loans	REIL	Provisions	gross loans	of REIL	gross loans	losses/(releases)	written-off
2016	£m	£m	£m	%	%	%	£m	£m
Central and local government	1,417	1	—	0.1	—	—	1	1
Finance	3,328	10	8	0.3	80	0.2	—	3
Personal - mortgages (1)	106,743	463	75	0.4	16	0.1	(7)	—
- unsecured	10,302	781	634	7.6	81	6.2	120	298
Property	13,792	526	238	3.8	45	1.7	(23)	307
Construction	2,208	98	64	4.4	65	2.9	16	67
of which: commercial real estate	10,528	543	243	5.2	45	2.3	(8)	323
Manufacturing	3,472	69	35	2.0	51	1.0	5	20
Finance leases and instalment credit	251	—	—	—	—	—	—	—
Retail, wholesale and repairs	5,956	136	84	2.3	62	1.4	—	55
Transport and storage	1,471	17	12	1.2	71	0.8	(2)	3
Health, education and leisure	6,307	180	70	2.9	39	1.1	9	20
Hotels and restaurants	3,054	121	68	4.0	56	2.2	19	33
Utilities	510	1	—	0.2	—	—	—	1
Other	9,118	157	88	1.7	56	1.0	(17)	81
Latent	—	—	187	—	—	—	4	—
Total third-party excluding disposal groups	167,929	2,560	1,563	1.5	61	0.9	125	889
Amounts due from fellow subsidiaries	3,223	—	—	—	—	—	—	—
Disposal groups	20,122	3,511	1,200	17.4	34	6.0	(106)	2,057
Total customers	191,274	6,071	2,763	3.2	46	1.4	19	2,946

Of which:
UK
Personal - mortgages	106,344	463	75	0.4	16	0.1	(7)	—
- unsecured	10,273	779	634	7.6	81	6.2	119	275
Property and construction	15,994	618	295	3.9	48	1.8	(8)	373
of which: commercial real estate	10,522	535	238	5.1	44	2.3	(8)	324
Other	33,950	691	365	2.0	53	1.1	17	219
Latent	—	—	187	—	—	—	4	—
Disposal groups	49	3	1	6.1	33	2.0	1	194
	166,610	2,554	1,557	1.5	61	0.9	126	1,061

Europe
Personal - mortgages	59	—	—	—	—	—	—	—
- unsecured	2	—	—	—	—	—	—	—
Other	150	—	—	—	—	—	1	—
Latent	—	—	—	—	—	—	(1)	—
Disposal groups	20,073	3,508	1,199	17.5	34	6.0	(113)	1,862
	20,284	3,508	1,199	17.3	34	5.9	(113)	1,862

Banks excluding disposal groups	1,692	—	—	—	—	—	—	—
Amounts due from holding company and fellow subsidiaries	94,686	—	—	—	—	—	—	—
Disposal groups	2,418	—	—	—	—	—	—	—
Total banks	98,796	—	—	—	—	—	—	—

Note:

(1)    Mortgages are reported in sectors other than personal mortgages by certain businesses based on the nature of the relationship with the customer.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Past due analysis

The table below shows loans and advances to customers that were past due at the balance sheet date but are not considered impaired.

	2017	2016
	£m	£m
Past due 1-29 days	2,229	2,188
Past due 30-59 days	483	313
Past due 60-89 days	208	207
Past due 90 days or more	685	598
Total excluding disposal groups	3,605	3,306
Disposal groups	—	1,418
Total	3,605	4,724

Past due analysis by sector
Personal	1,471	1,366
Property construction	465	741
Financial institution	16	66
Other corporate	1,653	1,133
Total excluding disposal groups	3,605	3,306
Disposal groups	—	1,418
Total	3,605	4,724

Risk elements in lending
The table below analyses REIL between UK and overseas, based on the location of the lending office.

	2017	2016
	£m	£m
Impaired loans
- UK	1,798	1,957
- overseas	—	3,195
Total	1,798	5,152
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	685	598
Overseas	—	321
Total	685	919
Total risk elements in lending (1)	2,483	6,071

Notes:

(1)       Includes disposal groups of nil (2016 - £3,511 million).

(2)       For details on impairment methodology refer to Credit risk on page 41 and Accounting policy 15 Impairment of financial assets on pages 98 and 99.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Risk elements in lending

The tables below analyse REIL by segment.

	2017					2016
				Central
		Commercial	Private	items
	UK PBB	Banking	Banking	& other	Total	Total
	£m	£m	£m	£m	£m	£m
At 1 January*	1,488	892	94	3,597	6,071	8,384
Transfer from fellow subsidiaries	—	337	—	(61)	276	—
Currency translation and other adjustments	—	—	—	(2)	(2)	711
Additions	780	829	26	14	1,649	2,420
Transfers between REIL and potential problem loans	(98)	2	(5)	—	(101)	(110)
Transfers to performing book	(160)	(143)	—	(1)	(304)	(716)
Disposal of subsidiaries	—	—	—	(3,511)	(3,511)	—
Repayments and disposals	(385)	(590)	(28)	(15)	(1,018)	(1,672)
Amounts written-off	(400)	(170)	(4)	(3)	(577)	(2,946)
At 31 December	1,225	1,157	83	18	2,483	6,071

* Re-presented to reflect the segmental reorganisation.

Provisions

The tables below analyse provisions by segment.

	2017					2016
				Central
		Commercial	Private	items
	UK PBB	Banking	Banking	& other	Total	Total
	£m	£m	£m	£m	£m	£m
At 1 January*	1,072	412	28	1,251	2,763	5,355
Transfer from fellow subsidiaries	—	132	—	(32)	100	—
Currency translation and other adjustments	—	—	—	—	—	348
Disposal of subsidiaries	—	—	—	(1,200)	(1,200)	—
Amounts written-off	(400)	(170)	(4)	(3)	(577)	(2,946)
Recoveries of amounts previously written-off	62	10	—	1	73	61
Release/charge to the income statement from continuing operations	186	119	5	1	311	125
Charge/release to the income statement from discontinued operations	—	—	—	—	—	(106)
Unwind of discount
- continuing operations	(26)	(4)	(1)	—	(31)	(37)
- discontinued operations	—	—	—	—	—	(37)
At 31 December	894	499	28	18	1,439	2,763

* Re-presented to reflect the segmental reorganisation.

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Securities and available-for-sale reserves

Debt securities

The table below analyses debt securities by issuer and IFRS measurement classifications. The other financial institutions category includes US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS). Ratings are based on the lowest of Standard & Poor’s, Moody’s and Fitch.

	Central and local government				Other financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS
2017	£m	£m	£m	£m	£m	£m	£m	£m
Available-for-sale	391	—	2	159	1	—	553	159
Loans and receivables	—	—	—	—	1,059	—	1,059	1,059
Total excluding disposal groups	391	—	2	159	1,060	—	1,612	1,218
Disposal groups	—	3,506	—	68	414	44	4,032	—
Total	391	3,506	2	227	1,474	44	5,644	1,218

Of which US agencies	—	—	—	—	—	—	—	—
Short positions (HFT) (1)	—	(2,294)	—	(49)	(79)	(14)	(2,436)	—

AAA	—	—	2	159	907	—	1,068	1,066
AA to AA+	391	—	—	—	50	—	441	49
A to AA-	—	—	—	—	71	—	71	71
BBB- to A-	—	—	—	—	32	—	32	32
Total excluding disposal groups	391	—	2	159	1,060	—	1,612	1,218
Disposal groups	—	3,506	—	68	414	44	4,032	—
Total	391	3,506	2	227	1,474	44	5,644	1,218

Note: (1) 2017 - short positions are entirely within liabilities of disposal groups.

2016
Held-for-trading	—	3,564	—	98	439	1	4,102	9
Available-for-sale	—	—	27	334	—	—	361	84
Total excluding disposal groups	—	3,564	27	432	439	1	4,463	93
Disposal groups	—	—	1,666	—	338	—	2,004	—
Total	—	3,564	1,693	432	777	1	6,467	93

Of which US agencies	—	—	—	—	386	—	386	—
Short positions (HFT)	—	(4,497)	—	(27)	(66)	(1)	(4,591)	—

AAA	—	—	27	86	—	—	113	84
AA to AA+	—	3,564	—	325	384	—	4,273	—
A to AA-	—	—	—	—	12	—	12	—
BBB- to A-	—	—	—	21	21	1	43	—
Non-investment grade	—	—	—	—	22	—	22	9
Total excluding disposal groups	—	3,564	27	432	439	1	4,463	93
Disposal groups	—	—	1,666	—	338	—	2,004	—
Total	—	3,564	1,693	432	777	1	6,467	93

Financial review Capital and risk management

Credit risk: balance sheet analysis continued

Derivatives

Summary and net uncollateralised exposures

The table below analyses derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the Group’s balance sheet under IFRS.

	2017			2016
	Notional	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Interest rate	10	517	97	26	747	145
Exchange rate	5	89	115	6	228	215
		606	212		975	360
Counterparty mark-to-market netting		(107)	(107)		(136)	(136)
Cash collateral		(8)	—		(9)	(8)
Securities collateral		(144)	—		(97)	—
Total excluding disposal groups		347	105		733	216
Disposal groups	18	3	2	3	70	126
Total		350	107		803	342

Balances due from holding company and fellow subsidiaries	193	1,709	2,966	93	2,929	4,294

Financial review Capital and risk management

Market risk

The Group’s exposure to traded market risk is no longer material. Non-traded market risk is discussed below.

Pension-related activities also give rise to market risk. Refer to page 66 for more information on risk related to pensions.

Non-traded market risk

The following disclosures in this section are audited:

•                  Internal VaR.

•                  Foreign exchange risk.

Definition

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Disclosures in this section are presented on an overall Group basis, reflecting the way the Group manages the risk or the basis on which it reports the risk measure to the regulator.

Sources of risk (unaudited)

The majority of non-traded market risk exposure arises from retail and commercial banking activities from assets and liabilities that are not classified as held-for-trading.

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

NTIRR comprises three primary risk factors: gap risk, basis risk and option risk. For more information, refer to page 64.

Foreign exchange risk

Non-traded foreign exchange risk exposures arise from two main sources:

•                Structural foreign exchange risk – arising from the capital deployed in foreign subsidiaries, branches and joint arrangements and related currency funding where it differs from sterling.

•                Non-trading book foreign exchange risk – arising from customer transactions and profits and losses that are in a currency other than the functional currency of the transacting operation.

Risk governance (unaudited)

Responsibility for identifying, measuring, monitoring and controlling the market risk arising from non-trading activities lies with the relevant business, with second-line-of-defence oversight provided by the Non-Traded Market Risk function, which reports into the Director of Enterprise Wide Risk.

Risk positions are reported monthly to the RBS Group’s Executive Risk Forum (ERF) and quarterly to the Board Risk Committee, as well as to the Asset and Liability Committee (ALCo) (monthly in the case of interest rate risk and quarterly in the case of foreign exchange risk).

Market risk policy statements set out the governance and risk management framework through effective identification, measurement, reporting, mitigation, monitoring and control.

Risk appetite (unaudited)

The RBS Group’s qualitative appetite is set out in the non-traded market risk appetite statement.

Its quantitative appetite is expressed in terms of exposure limits. These comprise both Board risk measures (which are approved by the RBS Board on the recommendation of the Board Risk Committee) and key risk measures (which are approved by the ALCo).

These limits are cascaded further down the organisation as required, as approved by the Technical Executive Risk Forum in the case of the Board risk measures and by the ALCo in the case of the key risk measures.

The limit framework at RBS Group level comprises value-at-risk (VaR), stressed value-at-risk (SVaR), sensitivity and stress limits, and earnings-at-risk limits.

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

For further information on risk appetite, refer to page 22.

Risk controls and assurance (unaudited)

For information on risk controls and assurance, refer to page 24.

Financial review Capital and risk management

Non-traded market risk continued

Risk assessment, monitoring and mitigation (unaudited)

Interest rate risk

Non-traded interest rate risk (NTIRR) factors are grouped into the following categories:

•                Gap risk – which arises from the timing of rate changes in non-trading book instruments. The extent of gap risk depends on whether changes to the term structure of interest rates occur consistently across the yield curve (parallel risk) or differentially by period (non-parallel risk).

•                Basis risk – which captures the impact of relative changes in interest rates for financial instruments that have similar tenors but are priced using different interest rate indices, or on the same interest rate indices but with different tenors.

•                Option risk – which arises from option derivative positions or from optional elements embedded in assets, liabilities and/or off-balance sheet items, where the Group or its customer can alter the level and timing of their cash flows. Option risk can be further characterised into automatic option risk and behavioural option risk. One example of behavioural option risk is pipeline risk. This is the risk of loss arising from personal customers owning an option to draw down a loan (typically a mortgage loan) at a committed rate. Changes in interest rates can result in greater or fewer customers than anticipated taking up the committed offer. The risk depends on customer behaviour as the option will not automatically be exercised.

Due to the long-term nature of many retail and commercial portfolios and their varied interest rate repricing characteristics and maturities, it is likely that net interest income will vary from period to period, even if interest rates remain the same. New business originated in any period will alter the RBS Group’s interest rate sensitivity if the resulting portfolio differs from portfolios originated in prior periods, depending on the extent to which exposure has been hedged.

In order to manage exposures within these limits, the RBS Group aggregates its interest rate positions and hedges them externally using cash and derivatives, primarily interest rate swaps.

This task is primarily carried out by RBS Group Treasury, to which all businesses except NatWest Markets transfer most of their NTIRR. The main exposures and limit utilisations are reported to the ALCo and ERF monthly and to the Board Risk Committee quarterly.

Foreign exchange risk

The only material non-traded open currency positions are the structural foreign exchange exposures arising from investments in foreign subsidiaries, branches and associates and their related currency funding. These exposures are assessed and managed by RBS Group Treasury to predefined risk appetite levels under delegated authority from the ALCo. RBS Group Treasury seeks to limit the potential volatility impact on the RBS Group’s Common Equity Tier 1 (CET1) ratio from exchange rate movements by maintaining a structural open currency position. Gains or losses arising from the retranslation of net investments in overseas operations are recognised in equity reserves and reduce the sensitivity of capital ratios to foreign exchange rate movements primarily arising from the retranslation of non-sterling-denominated RWAs. Sensitivity is minimised where, for a given currency, the ratio of the structural open position to RWAs equals the RBS Group’s CET1 ratio. The sensitivity of this ratio to exchange rates is monitored monthly and reported to the ALCo at least quarterly.

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

The following table presents 1-day internal banking book VaR at a 99% confidence level, analysed by type of risk.

	2017	2016
	£m	£m
Interest rate	126.1	95.1
Credit spread	0.5	0.3
Pipeline risk	0.4	0.7
Diversification (1)	(1.5)	(1.5)
Total	125.5	94.6

Note:

(1)           The Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•                  Interest rate VaR increased during 2017 reflecting a slightly higher exposure to fixed rate liabilities.

•                  The Group’s VaR was higher than that of both RBS plc consolidated and RBS Group, its parent and ultimate parent companies, respectively. This is because a significant proportion of the fixed-rate exposure in the Group is hedged at the RBS plc solo level and, therefore, these hedges are not reflected in the Group’s VaR.

Financial review Capital and risk management

Non-traded market risk continued

Interest rate risk (unaudited)

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

Value-at-risk (unaudited)

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

The non-traded interest rate risk VaR metrics for the Group’s retail and commercial banking activities are included within the banking book VaR table above. The VaR captures the risk resulting from mismatches in the repricing dates of assets and liabilities. It includes any mismatch between structural hedges and stable non and low interest-bearing liabilities such as equity and money transmission accounts as regards their interest rate repricing behavioural profile.

Calculation of regulatory capital (unaudited)

Non-traded market risk exposures are capitalised through the Internal Capital Adequacy Assessment Process (ICAAP). This process covers the following risk types: gap risk, basis risk, credit spread risk, pipeline risk, structural foreign exchange risk, prepayment risk and accounting volatility risk. ICAAP is performed using a combination of value-based and earnings-based measures.

The total non-traded market risk capital requirement is determined by adding the different charges for each sub risk type. The ICAAP methodology captures at least ten years of historical volatility and is produced to a 99% confidence level. Methodologies are reviewed by Model Risk Management and results are approved by the Capital Management and Stress Testing Committee.

Foreign exchange risk

The table below shows the Group’s structural foreign currency exposures.

	Net investments in	Net investment	Structural foreign
	foreign operations	hedges	currency exposures
2017	£m	£m	£m
US dollar	637	—	637
Euro	176	(120)	56
Swiss franc	449	—	449
Other non-sterling	61	21	82
	1,323	(99)	1,224

2016
US dollar	(1,283)	—	(1,283)
Euro	5,446	(413)	5,033
Swiss franc	563	—	563
Other non-sterling	201	(107)	94
	4,927	(520)	4,407

Key point

•                  The main driver of the decrease in structural foreign currency exposure was the transfer of UBI DAC from NatWest Plc to NatWest Holdings, offset by the increase in US dollar exposure following the recapitalisation of the RBS Group’s business in the US as a result of the FHFA settlement.

Financial review Capital and risk management

Pension risk (unaudited)

Definition

Pension obligation risk is the risk to the RBS Group caused by its contractual or other liabilities to, or with respect to, a pension scheme (whether established for its employees or those of a related company or otherwise). It is also the risk that the RBS Group will make payments or other contributions to, or with respect to, a pension scheme because of a moral obligation or because the RBS Group considers that it needs to do so for some other reason.

Sources of pension risk

The Group has exposure to pension risk through its defined benefit schemes worldwide. The three largest schemes are: the Main Section of The Royal Bank of Scotland Group Pension Fund (the Main scheme), the Ulster Bank Pension Scheme, and the Ulster Bank Pension Scheme (Republic of Ireland). The Main scheme is the principal source of pension risk. Further detail on the Group’s pension obligations can be found in Note 4 on the consolidated accounts.

Pension scheme liabilities vary with changes in long-term interest rates and inflation as well as with pensionable salaries, the longevity of scheme members and legislation. Pension scheme assets vary with changes in interest rates, inflation expectations, credit spreads, exchange rates, and equity and property prices. The RBS Group is exposed to the risk that the schemes’ assets, together with future returns and additional future contributions, are insufficient to meet liabilities as they fall due. In such circumstances, the RBS Group could be obliged (or might choose) to make additional contributions to the schemes, or be required to hold additional capital to mitigate this risk.

Prior to 6 April 1997, individuals who contracted out of the UK State Second Pension were entitled to a Guaranteed Minimum Pension (GMP). Men accrued GMP at different rates to women. The Government intends that GMP should be equalised but until the mechanism is defined, pension funds are uncertain of their obligations. In the meantime, no allowance is made for GMP equalisation in the IAS 19 defined benefit obligations and risk disclosures.

Key developments in 2017

A memorandum of understanding between Ulster Bank Ireland DAC and Ulster Bank Pension Trustees Limited was agreed. A contribution of €200 million was paid to the pension scheme and the investment strategy amended to include more hedging assets.

Throughout 2017, various pension risk stress-testing initiatives were undertaken, focused both on internally-defined scenarios and on scenarios to meet integrated Bank of England stress-testing requirements. For more information on stress testing, refer to the following page.

Pension risk management function

Risk governance

The Main scheme operates under a trust deed. The corporate trustee, RBS Pension Trustee Limited, is a wholly owned subsidiary of National Westminster Bank Plc. The trustee board comprises six directors selected by the RBS Group and four directors representing members. The trustee is supported by RBS Investment Executive Ltd (RIEL), which specialises in pension investment strategy.

The Pension Committee, which is chaired by the RBS Group Chief Financial Officer, acts as a sub-committee of the Executive Committee and formulates the RBS Group’s view of pension risk. The Pension Committee considers mechanisms that could potentially be used for managing risk within the funds as well as financial strategy. The Pension Committee is a key component of RBS Group’s approach to managing pension risk and it reviews and monitors risk management, asset strategy and financing issues on behalf of the RBS Group. The Pension Committee also serves as a formal link between the RBS Group, RIEL and the trustee.

For further information on Risk governance, refer to page 22.

Risk appetite

Investment policy for the schemes is defined by the trustee with input from RIEL where appropriate and other specialist advisers employed by the trustee. While the trustee is responsible for the management of the scheme assets, it consults with the RBS Group on material changes to the Main scheme’s risk appetite and investment policy.

The RBS Group maintains an independent view of the risk inherent in pension funds, with an associated risk appetite, and has defined metrics against which risk is measured. In addition to the scrutiny provided by the Pension Committee, the RBS Group undertakes regular pension risk monitoring and reporting to the Board and the Board Risk Committee on the material pension schemes that the RBS Group has an obligation to support.

Risk controls

A pension risk management framework is in place to provide formal controls for pension risk reporting, modelling, governance and stress testing. A pension risk policy – which sits within the RBS Group policy framework – is also in place and is subject to associated framework controls.

Risk identification and measurement

Pension risk reports are submitted to the Executive Risk Forum and the Board Risk Committee four times a year in the Risk & Conduct Management Quarterly Report. This includes an assessment of the overall deficit or surplus position, estimated capital requirements, and an assessment of the associated assets and liabilities.

Financial review Capital and risk management

Pension risk (unaudited) continued

The RBS Group also undertakes stress tests and scenario analyses on its material defined benefit pension schemes each year as part of its risk measurement framework. These stress tests are also used to satisfy the requests of regulatory bodies such as the Bank of England. The stress testing framework includes pension risk capital calculations for the purposes of the Internal Capital Adequacy Assessment Process as well as additional stress tests for a number of internal management purposes.

Pension stress tests take the form of both stochastic and deterministic stresses over time horizons ranging from instantaneous to seven years in duration. They are designed to examine the behaviour of the pension schemes’ assets and liabilities under a range of financial and demographic shocks.

The results of the stress tests and their consequential impact on the RBS Group’s balance sheet, income statement and capital position are incorporated into the overall RBS Group-wide stress test results.

NatWest Bank Plc is one of several companies within the RBS Group that participates in the Main scheme, and could be required to fund any deficit that arises. The table below shows the sensitivity of the Main scheme’s assets and liabilities (measured according to IAS 19 ‘Employee Benefits’). It includes changes in interest rates and equity values at the year-end, taking account of the current asset allocation and hedging arrangements.

	Increase	Increase	Increase in
	in value	in value	net pension
	of	of	assets/
	assets	liabilities	(obligations)
2017	£m	£m	£m
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	1,199	750	449
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,289	1,329	(40)
Fall in AA credit spreads of 0.25% at all durations with no change in nominal or real swap yields or other credit spreads	7	2,055	(2,048)
Fall in equity values of 10% (1)	(909)	—	(909)

2016
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads or real swap yields	1,048	502	546
Fall in real swap yields of 0.25% at all durations with no change in credit spreads or nominal swap yields	1,485	1,552	(67)
Fall in AA credit spreads of 0.25% at all durations with no change in nominal or real swap yields or other credit spreads	9	2,074	(2,065)
Fall in equity values of 10% (1)	(905)	—	(905)

Note:

(1) Includes both quoted and private equity.

The chart below shows the pension liability cash flow profile, allowing for expected indexation of future payments. The majority of expected cash flows (84%) are anticipated within the next 40 years. The profile will vary depending on the assumptions made regarding inflation expectations and mortality.

Financial review Capital and risk management

Pension risk (unaudited) continued

Risk mitigation

The trustee has taken measures to mitigate inflation and interest rate risks, both by investing in suitable financial assets and by entering into inflation and interest rate swaps. The Main scheme also uses derivatives to manage the allocation of the portfolio to different asset classes and to manage risk within asset classes.

The assets of the Main scheme, which represented around 90% of the RBS Group’s pension plan assets at 31 December 2017, are invested in a diversified portfolio. This includes quoted and private equity, government and corporate fixed interest and index-linked bonds, property and other alternative assets.

Future developments

The UK ring-fencing regime will require significant changes to the structure of the RBS Group’s existing defined benefit pension schemes.  From 2026 it will not be possible for any of the entities inside the ring-fence (or their wholly-owned subsidiaries) to participate in the same defined benefit pension scheme as entities outside the ring-fence.

The RBS Group is developing a strategy to meet these requirements. This will require the agreement of the pension scheme trustee. The RBS Group’s intention is for the Main scheme to be supported by entities within the ring-fence. This could result in the pension scheme trustee concluding that the employer covenant (the ability of participating employers to support the scheme) has been weakened as a result of the entities outside the ring-fence no longer participating in the pension scheme, and as a result requesting additional contributions. Discussions with respect to the above issues are ongoing with the trustee.

The last triennial valuation of the Main scheme had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in the first quarter of 2016.

The next triennial valuation will have an effective date of 31 December 2018. The expectation is that this will result in additional contributions being agreed with the trustee. Under current legislation, such agreement would need to be reached no later than 31 March 2020.

The aggregate contributions the RBS Group commits to will therefore depend not only on the size of any deficit arising from the triennial valuation (on assumptions that must be agreed with the trustee), but also on the extent to which the RBS Group needs to provide additional mitigation for any perceived weakening in the covenant as a result of ring-fence restructuring. The assumptions to be agreed with the trustee will include the discount rate (the rate at which future cash flows are discounted to arrive at a present value of the total pension scheme liabilities) as well as a range of other assumptions such as recent changes to life expectancy projections.

The trustee estimates that, as at 30 June 2017, the Main scheme had a surplus of £1.7 billion on the technical provisions assumptions agreed for the 31 December 2015 triennial valuation (the methodology for deriving these assumptions is shown in Note 4 on the consolidated accounts). A 25 basis point (0.25%) reduction in the technical provisions discount rate reduces the surplus position by around £2.4 billion.

This sensitivity to the discount rate assumption is greater than the sensitivity of the IAS 19 obligation of £2.0 billion to a 25 basis point change in the discount rate, shown in Note 4 on the consolidated accounts, as a result of two factors:

•                The technical provisions liability is greater than the IAS 19 obligation, meaning a proportionate change would have a larger absolute impact.

•                Different assumptions are used for technical provisions (for example longevity).

Financial review Capital and risk management

Conduct risk (unaudited)

Definition

Conduct risk is the risk that the behaviour of the RBS Group and its staff towards customers, or in the markets in which it operates, leads to unfair or inappropriate customer outcomes resulting in reputational damage, financial loss or both. The damage or loss may be the result of a failure to comply with (or adequately plan for changes to) relevant official sector policy, laws, regulations, or major industry standards, or of failing to meet the expectations of customers or regulators.

Sources of conduct risk

Conduct risk exists across all stages of the RBS Group’s relationships with its customers – from the development of its business strategies, to post-sales processes – and arises from a variety of activities. These include product design, marketing and sales, complaint handling, staff training, and handling of confidential insider information. Conduct risk also arises if the RBS Group does not take effective action to prevent fraud, bribery and money laundering. As set out in Note 30 on the consolidated accounts, the RBS Group and certain members of staff are party to legal proceedings and are subject to investigation and other regulatory action in the UK, the US and other jurisdictions.

Key developments in 2017

Parts of the Conduct & Regulatory Affairs function were merged with the Risk function with effect from 1 January 2017. Regulatory Affairs moved to Corporate Governance & Secretariat while Remediation and Complaints moved to Services’ Chief Operating Office. The change was designed to take advantage of synergies across the risk, conduct and regulatory agendas.

The RBS Group continued to remediate historical conduct issues, while also focusing its customer-facing businesses and support functions around the needs of its customers including the delivery of a number of regulatory change programmes. Conduct and litigation costs were £140 million in 2017 compared with £2.3 billion in 2016 in continued and discontinued operations.

•                 The remediation of PPI continued, with the FCA confirming August 2019 as the deadline for PPI mis-selling claims.

•                 The FCA is reviewing the business models of UK retail banks, building societies and credit unions, to understand how recent changes are affecting competition and conduct in the sector.

•                 Following an enforcement notice from the Central Bank of Ireland in respect of tracker mortgages, a significant remediation programme was established.

•                 Work progressed to meet the requirements of the revised Markets in Financial Instruments Directive and Regulation (MiFID II/MiFIR) in advance of their introduction in early 2018.

•                 Work also progressed on the conduct-related aspects of the UK’s ring-fencing requirements.

•                 Changes were implemented to support compliance with the second Payment Services Directive in advance of its introduction in early 2018.

•                 RBS Group updated its policies to reflect changes required in relation to the 4th Money Laundering directive, which came into force in H1 2017 to combat terrorist and criminal financing.

•                 The Criminal Finances Act 2017 came into force in H2 2017, introducing a new corporate offence of failure to prevent the facilitation of tax evasion. Policies and procedures in place to prevent such activity were reviewed and enhanced.

Conduct risk management function

The management of conduct risk is based on seven key elements, ensuring that conduct risk exposures are understood and managed in accordance with agreed risk appetite.

Risk governance

The RBS Group defines appropriate standards of conduct and drives adherence to those standards through its framework for managing conduct risk. The RBS Group Board and its senior committees receive updates on conduct risk exposures and action plans through regular reporting.

Key elements of the governance structure are set out below:

•                 The Risk, Conduct & Restructuring Executive Committee considers emerging material risks and issues, and implements Board and Executive Committee risk management policy decisions.

•                 The Financial Crime Risk Executive Committee (accountable to the Executive Risk Forum) ensures that the customer-facing businesses and the Services function fulfil strategic objectives by identifying and managing their financial crime risks effectively.

Controls

Under the policy framework, there are 18 conduct policies. These are designed to provide both high-level direction and stipulate RBS Group-wide requirements. The policies provide the necessary clarity to staff on their conduct obligations and ensure the RBS Group meets its regulatory obligations.

Financial review Capital and risk management

Conduct risk (unaudited) continued

Risk assessments are used to identify material conduct risks and inform key controls across all business areas. The risk assessment process is designed to confirm risks are effectively managed and prioritised. The process also ensures controls are tested.

Scenario analysis is used to assess the impact of extreme but plausible conduct risks including financial crime. The scenarios assess the exposures that could significantly affect the RBS Group’s financial performance or reputation and are an important component in the operational risk framework and capital model.

Risk appetite

The conduct risk appetite framework was established in 2015 and has been embedded across the RBS Group.

The conduct risk appetite framework and the Conduct Performance Assessment, which forms part of it, facilitate a consistent approach across the RBS Group for assessing conduct risk.

The conduct risk appetite statements, in line with RBS Group-wide risk appetite, articulate the levels of risk which franchises and functions must not exceed. Where businesses are operating outside conduct appetite, the problems are addressed through agreed risk mitigation plans.

The Conduct Performance Assessment was run in Q1 and Q3 2017, reporting on risk exposures and the operating effectiveness of controls across the businesses. During Q4 2017, the Conduct Performance Assessment was discontinued, in advance of the roll-out of a new approach in early 2018, providing a real-time quantitative view, supported by qualitative assessment.

Risk monitoring and measurement

The RBS Group Board and senior RBS Group committees receive updates on conduct risk exposures and action plans through regular reporting. The reporting is intended to be focused, forward-looking and action-oriented.

The most material conduct matters are reported to the appropriate committees, including the RBS Group Board, the Group Audit Committee and Board Risk Committee.

An annual Money Laundering Reporting Officer’s Report is submitted to the Board and shared with the FCA. This covers RBS Group’s Anti-Money Laundering (AML) framework and the operation and effectiveness of the systems and controls in place to comply with AML laws and regulations. In addition, it covers the systems and controls in place to prevent the financing of terrorism and to ensure compliance with sanctions.

The Group Audit Committee is provided with a whistleblowing report twice a year. The report comments on the operational effectiveness of our whistleblowing framework, internally branded as ‘Speak Up’, and any trends emerging from completed investigations. It details cases by internal reporting categories based on the RBS Group definition of whistleblowing included in the Speak Up policy. The Speak Up policy encompasses both the legislative definition contained within the Public Interest Disclosure Act 1998 and the regulatory definition within FCA and PRA regulations and guidance. It extends these to include conduct or behaviour which does not meet the expected standards documented in Our Code.

Each business in the RBS Group has enhanced its use of management information by linking it to the relevant Conduct risk appetite statements. This is required to help ensure appropriate customer outcomes are delivered and that the management information is compliant with the Basel Committee on Banking Supervision’s principles for effective risk data aggregation and risk reporting.

Risk mitigation

Information is communicated to each customer-facing business and function about regulatory developments and discussions with regulators. This helps identify and execute any required changes to strategy or to business models.

Early identification and effective management of changes in legislation and regulation are critical to the successful mitigation of conduct risk. The effects of all changes are managed to ensure timely compliance readiness. Changes assessed as having a high or medium-high impact are managed closely.

Mandatory learning, across the RBS Group, helps to ensure colleagues have the information necessary to carry out their duties in a way that complies with expected standards.

Financial review Capital and risk management

Operational risk (unaudited)

Definition

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or external events. It arises from day-to-day operations and is relevant to every aspect of the business.

Operational risk may directly affect customers, lead to financial loss or damage RBS Group’s reputation (for example, cyber attacks, a major IT systems failure or fraudulent activity). There can also be a link between operational risk failures and conduct risk issues.

Sources of operational risk

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

Key developments in 2017

The RBS Group continued to work to embed its enhanced operational risk framework, improving links between risk appetite and risk exposure and building a more robust control environment.

The year also saw a continued focus on the risks arising from the execution of major projects, including: the Transformation portfolio; the restructuring of NatWest Markets; preparations for the implementation of the corporate structural reform agenda – for example the Independent Commission on Banking’s ring-fencing proposals, recovery and resolution planning, as well as Brexit; the planned activities to meet European Commission state aid obligations; and, the effect on the RBS Group’s control environment due to cost reduction measures. These projects are essential in order for the RBS Group to achieve its strategic objectives. Risk, Conduct & Restructuring ensured the associated risks to these projects were assessed and understood with mitigating activity in place wherever possible.

There was also a strong focus on the RBS Group’s risk and control assessment methodology. Following on from work carried out in 2016, the aim of this consistent, bank-wide methodology was to enhance understanding of the risk profile for the most critical products and services. In 2017, coverage was significantly extended across the RBS Group, with outputs used to inform Group-wide reporting.

The external fraud threat remained high with data used by organised crime gangs to deceive customers through social engineering, and the continued evolution of financial malware. In 2017, there was an increase in fraud perpetrated by scams. The RBS Group has a bank-wide response plan to address the increased threat, which focuses on profiling capabilities and educating customers about fraud protection as well as continued work to drive and support industry best practice. This aligned with fraud prevention programmes across the RBS Group, with the objective of mitigating the effects of external fraud on customers and the RBS Group itself. The plan was successfully implemented and key strategic initiatives enhanced the RBS Group’s fraud prevention and detection capabilities, enabling it to limit the effects of fraudulent activity on its customers. As a result, the RBS Group recorded a year-on-year decrease in the number of its customers falling victim to fraud in 2017.

The RBS Group continued to support an industry-led education initiative – Take Five to Stop Fraud – which offers advice to help the public protect themselves from preventable financial fraud. The initiative is led by Financial Fraud Action UK Ltd and is being delivered in conjunction with the Home Office, law enforcement and other banks.

The information and cyber security risk facing the RBS Group continued to change in line with the constantly evolving threats. Internal security improvement programmes progressed across the RBS Group, developing new and strengthening existing controls in order to protect the Group and its customers. The RBS Group continuously developed and used proactive threat management and intelligence processes to understand, manage and mitigate credible threats.

The RBS Group decommissioned a number of internet-facing websites to reduce the attack surface visible to hackers and fraudsters. Improvements were also made to prevent data leakage, secure externally bound email as well as enhance malware defences and management of user access to key systems. Internal training programmes continued to ensure all employees are fully aware of the threats facing the RBS Group and remain vigilant to unauthorised attempts by internal or external parties to access systems and data.

Operational risk management function

Risk governance

A strong operational risk management function is vital to support the RBS Group’s ambitions to serve its customers better. Improved management of operational risk against a defined appetite directly supports the strategic risk objective of improving stakeholder confidence and is vital for stability and reputational integrity.

The operational risk function, which is the second line of defence, is tasked with delivering a robust operational risk management framework and culture across the RBS Group. The Director of Operational Risk reports to the Chief Risk Officer.

Financial review Capital and risk management

Operational risk (unaudited) continued

Operational risk is responsible for the design, development, delivery and continuous improvement of the operational risk management framework. The Operational Risk Policy is incorporated into the RBS Group Policy Framework and provides direction for the consistent identification, assessment, management, monitoring and reporting of operational risk. Through a network of oversight teams, the function seeks to ensure the integrity of the framework, and manages overall operational risk profile against risk appetite.

The Operational Risk Executive Committee (OREC), which is a sub-committee of the Executive Risk Forum (ERF), acts on all operational risk matters. OREC’s duties include reviewing operational risk exposure against risk appetite; identifying and assessing both current and emerging material operational risks; reviewing and monitoring the operational risk profile; and reviewing and approving material operational risk policy management framework changes.

Risk appetite

The operational risk appetite framework supports effective management of key operational risks. It expresses the level and types of operational risk the RBS Group is willing to accept in order to achieve its strategic objectives and business plans.

The RBS Group’s operational risk appetite is expressed through a set of qualitative risk appetite statements and quantitative measures which are defined at an aggregate, RBS Group-wide and individual business level. Appetite covers the RBS Group’s most material operational risks, defined by a materiality assessment, which in turn considers past, current and future risk exposures. Appetite exposures for all material risks are regularly reported to business risk committees, the OREC, ERF and Board Risk Committee.

The aggregation of operational risk appetite allows the RBS Group to monitor and report on its material risk exposures against predetermined limits. This drives management intervention and action at defined points, such as the breach of an early warning trigger.

Above these sit an RBS Group-level operational risk appetite statement which encompasses the full range of operational risks. This drives the strategic risk measurement of stakeholder confidence and is reviewed annually by the ERF. The statement is supported by three simple measures: (i) the relationship between operational risk losses and RBS Group’s gross income; (ii) metrics covering control environment performance; and (iii) the requirement for the material RBS Group -wide operational risks to be managed within risk appetite.

Risk controls

The Control Environment Certification (CEC) process is a half yearly self-assessment by the CEOs of RBS Group’s customer-facing franchises and business units, as well as the heads of the RBS Group’s support and control functions. It gives an assessment on the adequacy and effectiveness of the internal control environment in a consistent and comparable manner, highlighting areas where targeted effort is needed to meet the standards required in order to create a safer and more secure bank for customers. It covers material risks and the key controls that underpin them, including financial, operational and compliance controls, as well as supporting risk management frameworks.

The CEC outcomes, including forward-looking assessments for the next two half-yearly cycles and the progress made to improve the control environment, are reported to the RBS Group Board, the Group Audit Committee and the Board Risk Committee. They are also shared with external auditors.

The CEC process helps to ensure compliance with the RBS Group Policy Framework, Sarbanes-Oxley 404 requirements concerning internal control over financial reporting (as referenced in the RBS Group 2017 Annual Report on Form 20-F Compliance report on page 105), and certain requirements of the UK Corporate Governance Code.

Risk identification and measurement

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

During 2017, work continued to increase the coverage of the enhanced end-to-end risk and control assessment methodology. This approach, which strengthens understanding of the risk profile of key products and services, is used to identify and quantify the most material operational risks. Subject matter experts and key stakeholders are engaged from across the RBS Group to underpin management action in line with RBS Group’s financial and non-financial appetite statement. The results of the risk and control assessments support the RBS Group’s on-going journey to build on, and enhance, its control environment.

Monitoring and reporting are part of the RBS Group’s operational risk management processes, which aim to ensure that risks are identified, considered by senior executives, and managed effectively. The most material operational risks and their position relevant to risk appetite are regularly reviewed at the OREC, along with any emerging risks and the actions taken to mitigate them. These are also reported to the Board Risk Committee and the ERF. Exposures specific to each business are communicated through regular risk and control reports discussed at business risk committees.

The RBS Group uses the standardised approach to calculate its operational risk capital requirement. This is based on multiplying three years’ average historical gross income by coefficients set by the regulator based on type of income.

As part of the wider Internal Capital Adequacy Assessment Process an operational risk economic capital model is used as a key capital benchmark. The model uses loss data and scenario analysis inputs from the operational risk framework, plus external loss data and certain other factors to provide a risk-sensitive view of the RBS Group’s operational risk capital requirement.

Financial review Capital and risk management

Operational risk (unaudited) continued

Scenario analysis is used to assess how extreme but plausible operational risks will affect the RBS Group. It provides a forward-looking basis for evaluating and managing operational risk exposures.

Refer to the Capital, liquidity and funding risk section for operational risk capital requirement figures.

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

All losses and recoveries associated with an operational risk event are reported against their financial accounting date. A single event can result in multiple losses (or recoveries) that may take time to crystallise. Losses and recoveries with a financial accounting date in 2017 may relate to events that occurred, or were identified in, prior years.

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

Business risk (unaudited)

Definition

Business risk is the risk that the RBS Group makes inappropriate business or strategic choices or that the RBS Group is not able to execute its chosen strategy in line with its budget.

Sources of risk

Business risk arises as a result of the RBS Group’s exposure to the macro-environment, to the competitive environment, and to technological changes. In addition, internal factors such as volatility in sales volumes, and input costs, and other operational risks such as RBS Group’s ability to assess the business operating environment, or to execute its chosen strategy, contribute to business risk.

Key developments in 2017

The RBS Group continued to reduce its business risk profile by implementing its strategic plan to shift the business mix towards the UK and retail and commercial banking segments, with higher risk activities in NatWest Markets curtailed.

The RBS Group also continued with its simplification and cost reduction programmes during 2017.

As negotiations on the prospective withdrawal of the UK from the European Union have progressed, the RBS Group has been closely monitoring and assessing the operating environment and its effect on business risk.

Governance

The Board has ultimate responsibility for business risk and for approving strategic plans, initiatives and changes to strategic direction.

The RBS Group’s strategic planning process is managed by Strategy and Corporate Development. The Risk and Finance functions are key contributors to strategic planning.

Responsibility for the day-to-day management of business risk lies primarily with the franchises, with oversight by the Finance function. The franchises are responsible for delivery of their business plans and the management of such factors as pricing, sales volumes, marketing expenditure and other factors that can introduce volatility into earnings.

Risk identification

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

Risk mitigation

The RBS Group operates a monthly rolling forecasting process to identify projected changes in, or risks to, key financial metrics, and ensures appropriate actions are taken.

Financial review Capital and risk management

Reputational risk (unaudited)

Definition

Reputational risk is the risk to the RBS Group’s public image from a failure to meet stakeholders’ expectations in relation to performance, conduct or business profile. Stakeholders include customers, investors, employees, suppliers, government, regulators, special interest and consumer groups, media and the general public.

Sources of risk

Reputational risk can arise from the conduct of employees; activities of customers and the sectors and countries in which they operate; provision of products and transactions; as well as operations and infrastructure.

Governance

Reputational risk has RBS Group Board-level oversight reinforced by a Reputational Risk Policy. The Board Risk Committee and Sustainable Banking Committee are responsible for overseeing how RBS Group manages its reputation. The RBS Group Board’s oversight of reputational issues is supported by the senior RBS Group-wide Reputational Risk Forum (RRF) which opines on cases and issues that represent a material reputational risk to the whole organisation. The RRF, which has delegated authority from the Executive Risk Forum (ERF), also acts as a central forum to review sector or theme-specific reputational risk acceptance positions, including environmental, social and ethical risk positions, for example, in the Defence and Gambling sectors.

Risk appetite

The RBS Group manages and articulates its appetite for reputational risk through the implementation of a qualitative reputational risk appetite statement and a committee-based governance framework. This has improved the identification, assessment and management of customers, transactions, products and issues that present a material reputational risk, resulting in a greater awareness and focus on the importance of this risk. Moreover, the RBS Group has seen a rise in the number of cases being referred to franchise and group-wide reputational risk fora as a result of increased awareness of the framework as well as training on reputational risk.

Risk mitigation

Reputational risk is mitigated through the policy and governance framework, with ongoing staff training to ensure early identification, assessment and escalation of material issues. Lessons learned from committee meetings have also improved the way cases and issues are debated and decisions made.

The most material threats to the RBS Group’s reputation continued to originate from historical and more recent conduct issues. As a result, the RBS Group has been the subject of investigations and reviews by a number of its regulators, some of which have resulted in fines and public censure. Refer to the Litigation, investigations and reviews section of Note 30 on the consolidated accounts on page 149.

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2017.

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

At 31 December 2017, HMT’s holding in the ultimate holding company’s ordinary shares was 70.5%.

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

November 2017

On 21 November 2017, The Royal Bank of Scotland plc (RBS plc) applied to the Court of Session in Edinburgh (the Court) to initiate a “Ring-Fencing Transfer Scheme” (RFTS) under the Financial Services and Markets Act 2000, including:

•                Transfer the UK Retail & commercial banking business to Adam & Company PLC (Adam);

•                Transfer the covered bonds in issue and Mentor business to NatWest; and

•                Transfer branches and other properties to either NatWest or Adam.

The RFTS is expected to take effect over the weekend of 28-30 April 2018. At the same time, RBS plc will be renamed “NatWest Markets Plc”, Adam will be renamed “The Royal Bank of Scotland plc” and assume banknote-issuing responsibility.

May 2018

In May 2018, the RBS Group intends to commence, in the Court, a second RFTS to transfer certain derivatives from NatWest to NatWest Markets Plc (previously RBS plc). If approved by the Court, the transfers are expected to be implemented in August 2018.

July 2018

In July 2018, the RBS Group plans to restructure NatWest Markets Plc (previously RBS plc) capital structure via a Court approved capital reduction. As part of this restructure, the shares in NatWest Holdings, which owns the ring-fenced sub-group, will be distributed to RBSG. This will separate the ring-fenced sub-group from the non-ring-fenced entities, as required by the ring-fencing legislation.

January 2019

Once the RFTS, other restructuring and the ring-fencing legislation is in force:

Ring-fenced activities

•                RBS plc (previously Adam) will manage the RBS branded banking business in its UK branch network;

•                NatWest will continue to manage NatWest branded banking business and its branch network in the UK and Western Europe;

•                NatWest will operate as the shared service provider to the rest of the group and will act as the market-facing arm for the ring-fenced banking group’s payments and hedging activities;

•                Adam will continue to be a trading name of RBS plc (previously Adam) and will continue to operate its private banking and wealth management activities;

•                Coutts & Company will continue its private banking and wealth management activities; and

•                Ulster Bank Limited and Ulster Bank Ireland DAC will continue to operate in Northern Ireland and the Republic of Ireland respectively.

Report of the directors

Non-ring-fenced activities

•                NatWest Markets Plc (previously RBS plc) will continue to undertake RBS’s trading and investment banking activities; and

•                RBS International Limited (RBSI), along with Isle of Man Bank, will continue to serve the markets and customers it serves today. In addition, RBSI becomes the focal point for funds banking activity through its recently opened London branch.

Disposal groups and discontinued operations

NatWest Group Holdings Corp.

NatWest Group Holdings Corp (NWGH) which wholly owns RBS Securities Inc (RBSSI) is due to be transferred to RBS plc (which is due to be renamed NatWest Markets Plc in 2018) by 1 January 2019 in preparation for ring-fencing. NWGH is a direct subsidiary of NatWest. NWGH is classified as a disposal group at 31 December 2017 and its assets and liabilities presented in aggregate in accordance with IFRS 5. NWGH was mainly reported in the former NatWest Markets and Capital Resolution operating segments, which are no longer reportable operating segments but presented as a discontinued operation and comparatives have been re-presented accordingly.

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

Segmental reporting

Segmental reorganisation and business transfers

The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed.

Segmental reorganisation The previously reported operating segments are now realigned and comparatives have been re-presented as follows:

•                The former Capital Resolution reported operating segment has been integrated into the NatWest Markets reportable segment, with the exception of the costs in relation to the retail mortgage backed securities (RMBS) claims, which have been transferred to the Central & other items reportable segment.

•                NatWest Markets (including the former Capital Resolution business), which is predominately RBS Securities Inc (RBSSI), and is wholly owned by NatWest Group Holdings Corp (NWGH), is due to be transferred to RBS plc by 1 January 2019. It therefore no longer a reportable segment and presented as a discontinued operation.

Business transfers On 1 October 2017 the following changes were made to the Group’s businesses, which impacts its financial reporting but where comparatives have not been re-presented:

•                Certain UK PBB and Commercial Banking businesses, which are prohibited from being within the ring-fence but are designed to serve UK PBB and Commercial Banking customers, have moved out of those segments to Central items & other;

•                Shipping & Other activities has been transferred from NatWest Markets to Commercial Banking; and

•                The UK PBB Collective Investment Funds business has been transferred to Private Banking.

Reportable operating segments

Following the changes detailed, the reportable operating segments are as follows:

Personal & Business Banking (PBB) comprises one reportable

segment: UK Personal & Business Banking (UK PBB). UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.

Commercial & Private Banking (CPB) comprises two reportable segments: Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

Central items & other includes corporate functions, such as RBS treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances in relation to legacy litigation issues, the NWHG, UBIH and international private banking business are included in Central items in the relevant periods.

Results and dividends

The profit attributable to the ordinary shareholders of the Group for the year ended 31 December 2017 was £2,065 million compared with a loss of £867 million for the year ended 31 December 2016, as set out in the consolidated income statement on page 87.

The company did not pay an ordinary dividend to the holding company in 2017 (2016 - nil).

Strategic report

Activities

The Group is engaged principally in providing a wide range of banking and other financial services.

Risk factors

The Group’s future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Full details of these and other risk factors are set out on pages 193 to 225.

Report of the directors

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group’s critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 92 to 103.

The Group’s approach to risk management, including its financial risk management objectives and policies and information on the Group’s exposure to price, credit, liquidity and cash flow risk, is discussed in the Capital and risk management section.

Financial performance

A review of the Group’s performance during the year ended 31 December 2017 and the Group’s financial position as at that date is contained in the Financial review on pages 8 to 15.

Employees

Our colleagues

As at 31 December 2017, the Group employed 13,200 people (full-time equivalent basis, including temporary workers) throughout the world within its continuing operations. Details of related costs are included in Note 3 on the consolidated accounts. The Board of Directors has considered ring-fencing preparations during the year and in advance of the legislation taking effect on 1 January 2019.

Engaging our colleagues is critical to delivering on our strategy and ambition as a bank. Further details on our approach can be found on page 33 and 34 of the RBS Group Strategic Report.

Building a healthy culture

Building a healthy culture that embodies Our Values is one of RBS Group’s core priorities.

Our Values guide the way the RBS Group identify the right people to serve our customers well, and how the RBS Group manage, engage and reward colleagues. They are at the heart of both Our Standards (the bank wide behavioural framework) and Our Code (the bank wide Code of Conduct).

Engaging our colleagues

The RBS Group know that building an engaged, healthy and inclusive workforce is crucial to achieving our ambition. Every year RBS Group asks colleagues to share their thoughts on what it’s like to work here via our annual colleague survey.

The 2017 results were the most positive we’ve seen in recent times. Key measures of engagement, leadership and our culture have improved significantly, and the RBS Group are now above the global financial services norm in the majority of our survey categories.

Rewarding our colleagues

Our approach to performance management provides clarity for our colleagues about how their contribution links to our ambition. It recognises behaviour that supports our values and holds individuals to account for behaviour and performance that does not.

The RBS Group have a focus on paying the right wage to colleagues and the RBS Group rates of pay continue to exceed the Living Wage Foundation Benchmarks.

Developing our colleagues

The RBS Group continued to deliver ‘Determined to Lead’, which is the core management system for the bank. It provides consistent tools to lead and engage colleagues. This programme has continued in 2017 with over 3,000 leaders participating.

In 2017 we launched the next stage in Service Excellence training, our customer service programme and had over 16,000 colleagues complete Level one.

Professionalising colleagues is important to the RBS Group. We continue to work closely with the Chartered Banker Institute (CBI) and Chartered Banker Professional Standards Board (CB:PSB) to offer RBS Group colleagues professional qualifications. In 2017 over 3,000 colleagues completed their CBI qualification and 96% completed the training element of the CB:PSB Foundation Standard.

The RBS Group also offer a wide range of additional learning opportunities.

Youth Employment

In 2017, we welcomed 471 people across the RBS Group Graduate and Apprenticeship schemes as well as around 150 Summer Interns.

Health and wellbeing of our colleagues

Wellbeing is a strong foundation for making the RBS Group a great place to work. For the third year running the RBS Group participated in the Global Challenge (formerly GCC) and with 34,000 colleagues taking part we won the Global Challenge 1st Most Active Organisation Financial Industry. Building on this success, we embraced the rapid acceleration of digital wellbeing and are one of the few large organisations to pilot a digital wellbeing platform.

During 2017 the RBS Group has continued to support Time to Change (removing the stigma of mental health) and actively encouraged open dialogue across the bank to support Mental Health in the Workplace.

The RBS Group were successful in running bankwide major online campaigns to support Mental Health Awareness Week and World Mental Health Day.

As the RBS Group continue to support our colleagues through change we have fully utilised the services of our Employee Assistance Programme.

Employee consultation

The RBS Group recognise employee representatives such as trade unions and work councils in a number of businesses and countries. There has been ongoing engagement and discussion with those bodies given the scale of change taking place across the RBS Group. Management have continued to meet regularly with our European Employee Council to discuss developments and update on the progress of our strategic plans.

Report of the directors

Inclusion

Building a more inclusive RBS Group is essential for our customers and colleagues. Our inclusion policy standard applies to all our colleagues globally.

During 2017, we continued to roll out unconscious bias learning to all RBS Group colleagues (over 70,000 trained, to date) to create a solid platform for the wider inclusion agenda.

The RBS Group continue to work towards our goal of having at least 30% senior women in our top three leadership layers across each Franchise and Function by 2020 and to be fully gender balanced (50/50) by 2030. We have a positive action approach in place, tailored by business, according to the specific challenges they face. Our disability plan will support us becoming a disability smart organisation, with upper quartile performance, by 2018.

We continue to focus on building an ethnically diverse RBS Group. We will introduce explicit targets for BAME representation at senior levels in 2018.

Our LGBTQ agenda continues to deliver a better experience for our LGBTQ colleagues and customers. The RBS Group have processes in place to support updating gender and title on customers’ banking records and to support colleagues undergoing gender transition.

The RBS Group have been recognised for our work on Equality, Diversity and Inclusion by retaining our Platinum ranking from Opportunity Now (gender), retaining our Gold ranking for Race for Opportunity (race); retaining a position in the Times Top 50 Employers for Women; becoming a Top Ten Global Employer in Stonewall’s Global Equality Index (LGBT), Silver Status from The Business Disability Forum and being rated a Top 10 Employer by Working Families. In 2017 we were proud to be named ‘Diverse Company of the Year’ at the National Diversity Awards and winning Workplace Adjustments Innovation of the Year at the Disability Smart Awards.

The RBS Group continue to support our c.20,000 strong employee-led networks.

Going concern

The directors, having considered the Group’s business activities and financial position discussed in the Financial review including the Group’s regulatory capital resources (pages 30 to 32) and its liquidity and funding profile (pages 33 to 35) and the risk factors set out on pages 193 to 225 and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2017, approved on 22 February 2018, which were prepared on a going concern basis.

Corporate governance

Internal control over financial reporting

The internal controls over financial reporting for the Group are consistent with those at the RBS Group level. The RBS Group is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2017.

The RBS Group has assessed the effectiveness of its internal control over financial reporting as of 31 December 2017 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of ‘Internal Control - Integrated Framework’.

Based on its assessment, management has concluded that, as of 31 December 2017, the RBS Group’s internal control over financial reporting is effective.

The RBS Group’s auditors have audited the effectiveness of the RBS Group’s internal control over financial reporting and have given an unqualified opinion.

Management’s report on the RBS Group’s internal control over financial reporting will be filed with the Securities and Exchange Commission as part of the RBS Group’s 2017 Annual Report on Form 20-F.

In addition to the requirements for RBS Group, the NatWest Group is required to comply with Section 404(a) of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2017.

Based on the criteria discussed above, the NatWest Group concluded the internal control over financial reporting is effective and the report included in this report. The NatWest Group’s auditors are not required to report on the NatWest Group’s internal control over financial reporting.

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

Report of the directors

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

The Technology and Innovation Committee comprises of independent non-executive directors. Recognising the strategic importance of technology and innovation to the RBS Group’s business, the Board established a new Board Committee in August 2017. The Technology and Innovation Committee is responsible for assisting the Board in overseeing and monitoring execution of our strategic direction in relation to technology and innovation. Alison Davis chairs this new committee, supported by Frank Dangeard, and Yasmin Jetha as members.

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

Share capital

Details of the ordinary and preference share capital at 31 December 2017 are shown in Note 25 on the accounts.

Directors

The names of the current directors are shown on page 2.

Frank Dangeard, Howard Davies, Alison Davis, Morten Friis, Robert Gillespie, Penny Hughes, Ross McEwan, Brendan Nelson, Baroness Noakes, Mike Rogers and Ewen Stevenson all served throughout the year and to the date of signing of the financial statements.

Sandy Crombie stepped down as a director on 1 January 2018. John Hughes was appointed to the Board on 21 June 2017. Unfortunately John subsequently resigned as a director on 1 September 2017, due to health issues. Yasmin Jetha was appointed on 21 June 2017 and became a member of the Sustainable Banking Committee and Technology and Innovation Committee. Mark Seligman was appointed on 1 April 2017 and assumed the role of Senior Independent Director on 1 January 2018. Dr Lena Wilson was appointed on 1 January 2018 and became a member of the Sustainable Banking Committee on 31 January 2018.

All directors of the company are required to stand for election or re-election annually by shareholders at the Annual General Meeting.

Directors’ interests

The interests of the directors in the shares of the ultimate holding company at 31 December 2017 are disclosed in the RBS Group’s 2017 Annual Report on Form 20-F. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the company or any of the subsidiaries of the company, during the period from 1 January 2017 to 22 February 2018.

Directors’ indemnities

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

Political donations

During 2017, no political donations were made in the UK or EU, nor any political expenditure incurred in the UK or EU.

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

Auditors

EY LLP are the auditors. The auditors, EY LLP, have indicated their willingness to continue in office. A resolution to re-appoint EY LLP as the company’s auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Aileen Taylor

Company Secretary

22 February 2018

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

Management assessed the effectiveness of NatWest Group’s internal control over financial reporting as of 31 December 2017 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the 2013 publication of “Internal Control – Integrated Framework”.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.

Based on its assessment, management believes that, as of 31 December 2017, NatWest Group’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. The internal controls over financial reporting were not subject to attestation by the company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

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

Statement of directors’ responsibilities

This statement should be read in conjunction with the responsibilities of the auditor set out in their report on page 84.

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

By order of the Board

Howard Davies	Ross McEwan	Ewen Stevenson
Chairman	Chief Executive	Chief Financial Officer

22 February 2018

Board of directors
Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan	Frank Dangeard
	Ewen Stevenson	Alison Davis
Morten Friis
Robert Gillespie
Penny Hughes
Yasmin Jetha
Brendan Nelson
Baroness Noakes
Mike Rogers
Mike Seligman
Dr Lena Wilson

Financial statements		Page
Report of Independent Registered Public Accounting Firm		84
Consolidated income statement		86
Consolidated statement of comprehensive income		87
Balance sheet		88
Statement of changes in equity		89
Cash flow statement		91
Accounting policies		92
Notes on the consolidated accounts
1	Net interest income	104
2	Non-interest income	104
3	Operating expenses	105
4	Pensions	106
5	Auditor’s remuneration	110
6	Tax	111
7	Profit/(loss) dealt with in the accounts of the Bank	111
8	Financial instruments - classification	112
9	Financial instruments - valuation	118
10	Financial instruments - maturity analysis	122
11	Financial assets - impairments	125
12	Derivatives	127
13	Debt securities	128
14	Equity shares	129
15	Investments in Group undertakings	129
16	Intangible assets	130
17	Property, plant and equipment	131
18	Prepayments, accrued income and other assets	132
19	Discontinued operations and assets and liabilities of disposal groups	133
20	Short positions	134
21	Provisions for liabilities and charges	135
22	Accruals and other liabilities	137
23	Deferred tax	137
24	Subordinated liabilities	139
25	Share capital and reserves	142
26	Leases	143
27	Structured entities	144
28	Asset transfers	145
29	Capital resources	146
30	Memorandum items	147
31	Net cash flow from operating activities	162
32	Analysis of the net investment in business interests and intangible assets	163
33	Interest received and paid	163
34	Analysis of changes in financing during the year	163
35	Analysis of cash and cash equivalents	164
36	Segmental analysis	165
37	Directors’ and key management remuneration	169
38	Transactions with directors and key management	169
39	Related parties	170
40	Ultimate holding company	171
41	Post balance sheet events	171
42	Related undertakings	172

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of National Westminster Bank Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of National Westminster Bank Plc (the “Bank”) (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) as at 31 December 2017 and 2016, and the related consolidated income statement, consolidated statement of comprehensive income, statement of changes in equity and cash flow statement for the two years then ended, the related accounting policies and notes 1 to 42, and the information identified as audited in the Capital and risk management section of the Financial review (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Bank at 31 December 2017 and 2016, and the consolidated results of its operations and its cash flows for the two years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We have served as the Bank’s auditor since 2016.

London, United Kingdom
22 February 2018

Except for Note 41, as to which the date is

29 March 2018.

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm to the members of National Westminster Bank Plc

We have audited the accompanying consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries (together, the “Group”) for the year ended 31 December 2015, the accounting policies and notes 1 to 42, and the 2015 information identified as ‘audited’ in the Capital and risk management section of the Financial review (“consolidated financial statements”). These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such 2015 consolidated financial statements, present fairly, in all material respects, the results of operations and cash flows of National Westminster Bank Plc (a wholly owned subsidiary of The Royal Bank of Scotland Group plc) and its subsidiaries for the year ended 31 December 2015, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

As discussed in Note 19 to the consolidated financial statements, the accompanying 2015 consolidated financial statements have been retrospectively adjusted to reflect Ulster Bank (Ireland) Holdings Unlimited Company and NatWest Group Holdings Corp as discontinued operations.

/s/ Deloitte LLP

London, United Kingdom

30 March 2016

(23 February 2017 as to the retrospective adjustments to reflect Ulster Bank (Ireland) Holdings Unlimited Company as a discontinued operation in Note 19 and 15 December 2017 for the retrospective adjustments to reflect NatWest Group Holdings Corp as a discontinued operation in Note 19)

Consolidated income statement for the year ended 31 December 2017

		2017	2016	2015
	Note	£m	£m	£m
Interest receivable		6,271	5,784	5,792
Interest payable		(790)	(1,012)	(1,253)
Net interest income	1	5,481	4,772	4,539
Fees and commissions receivable		2,054	1,890	1,900
Fees and commissions payable		(499)	(444)	(473)
Income from trading activities		25	(425)	(73)
Other operating income		1,086	246	(267)
Non-interest income	2	2,666	1,267	1,087
Total income		8,147	6,039	5,626
Staff costs		(844)	(713)	(1,000)
Premises and equipment		(273)	(233)	(442)
Other administrative expenses		(2,921)	(3,326)	(3,306)
Depreciation and amortisation		(282)	(127)	(136)
Write down of goodwill and other intangible assets		—	(16)	(85)
Operating expenses	3	(4,320)	(4,415)	(4,969)
Profit before impairment (losses)/releases		3,827	1,624	657
Impairment (losses)/releases	11	(311)	(125)	54
Operating profit before tax		3,516	1,499	711
Tax charge	6	(812)	(683)	(373)
Profit from continuing operations		2,704	816	338
Loss from discontinued operations net of tax	19	(635)	(1,683)	(1,544)
Profit/(loss) for the year		2,069	(867)	(1,206)

Attributable to:
Non-controlling interests		4	—	(1)
Ordinary shareholders		2,065	(867)	(1,205)
		2,069	(867)	(1,206)

The accompanying notes on pages 105 to 178, the accounting policies on pages 93 to 104 and the audited sections of the Financial review: Capital and risk management on pages 16 to 74 form an integral part of these financial statements.

Consolidated statement of comprehensive income for the year ended 31 December 2017

		2017	2016	2015
	Notes	£m	£m	£m
Profit/(loss) for the year		2,069	(867)	(1,206)
Items that do not qualify for reclassification
Loss on remeasurement of retirement benefit schemes	4	(22)	(1,030)	(167)
Tax		8	320	328
		(14)	(710)	161
Items that do qualify for reclassification
Available-for-sale financial assets		(312)	284	(11)
Cash flow hedges		—	2	2
Currency translation		(805)	862	(326)
Tax		5	20	3
		(1,112)	1,168	(332)
Other comprehensive (loss)/income after tax		(1,126)	458	(171)
Total comprehensive income/(loss) for the year		943	(409)	(1,377)

Attributable to:
Non-controlling interests		4	73	(24)
Ordinary shareholders		939	(482)	(1,353)
		943	(409)	(1,377)

Note:

(1)      A loss of £635 million (2016 - loss £1,683 million; 2015 - loss £1,544 million) from discontinued operations was attributable to ordinary shareholders.

The accompanying notes on pages 104 to 177, the accounting policies on pages 92 to 103 and the audited sections of the Financial review: Capital and risk management on pages 16 to 74 form an integral part of these financial statements.

Balance sheet as at 31 December 2017

		Group		Bank
		2017	2016	2017	2016
	Note	£m	£m	£m	£m
Assets
Cash and balances at central banks	8	35,799	2,567	34,763	1,198
Amounts due from intermediate holding company and subsidiaries	8	77,926	94,686	54,153	63,427
Other loans and advances to banks	8	1,919	2,466	1,635	1,176
Loans and advances to banks	8	79,845	97,152	55,788	64,603
Amounts due from subsidiaries	8	—	3,223	58	65
Other loans and advances to customers	8	191,889	173,842	160,621	150,082
Loans and advances to customers	8	191,889	177,065	160,679	150,147
Debt securities subject to repurchase agreements	28	—	2,900	—	—
Other debt securities		1,612	1,563	1,059	—
Debt securities	13	1,612	4,463	1,059	—
Equity shares	14	43	87	7	11
Investments in Group undertakings	15	—	—	2,546	6,931
Settlement balances		3	1,693	—	119
Amounts due from intermediate holding company and subsidiaries	12	1,709	2,929	1,697	2,167
Other derivatives	12	606	975	580	915
Derivatives	12	2,315	3,904	2,277	3,082
Intangible assets	16	522	484	490	477
Property, plant and equipment	17	2,580	2,160	692	787
Deferred tax	23	1,079	1,391	1,060	1,365
Prepayments, accrued income and other assets	18	630	534	315	201
Assets of disposal groups	19	24,526	24,976	41	—
Total assets		340,843	316,476	259,717	228,921

Liabilities
Amounts due to intermediate holding company and subsidiaries	8	33,303	14,845	11,937	5,773
Other deposits by banks	8	20,544	5,200	20,528	3,435
Deposits by banks	8	53,847	20,045	32,465	9,208
Amounts due to subsidiaries	8	6,774	4,859	6,956	4,829
Other customer accounts	8	226,598	229,080	194,194	187,661
Customer accounts	8	233,372	233,939	201,150	192,490
Debt securities in issue	8	396	301	—	—
Settlement balances	8	4	1,753	—	86
Short positions	20	—	4,591	—	—
Amounts due to intermediate holding company and subsidiaries	12	2,966	4,294	2,908	3,604
Other derivatives	12	212	360	209	334
Derivatives	12	3,178	4,654	3,117	3,938
Provisions for liabilities and charges	21	1,398	6,659	1,192	1,533
Accruals and other liabilities	22	2,646	1,897	783	467
Retirement benefit liabilities	4	31	29	15	12
Amounts due to holding company	8	4,515	5,806	4,409	4,409
Other subordinated liabilities	8	1,240	1,489	1,231	1,481
Subordinated liabilities	24	5,755	7,295	5,640	5,890
Liabilities of disposal groups	19	23,849	19,313	—	—
Total liabilities		324,476	300,476	244,362	213,624

Non-controlling interests		81	420	—	—
Owners’ equity	25	16,286	15,580	15,355	15,297
Total equity		16,367	16,000	15,355	15,297
Total liabilities and equity		340,843	316,476	259,717	228,921

Owner’s equity of the Bank as at 31 December 2017 includes the profit for the year then ended of £26 million (2016 - £3,466 million).

The accompanying notes on pages 104 to 177, the accounting policies on pages 92 to 103 and the audited sections of the Financial review: Capital and risk management on pages 16 to 74 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 22 February 2018 and signed on its behalf by:

Howard Davies	Ross McEwan	Ewen Stevenson	National Westminster Bank Plc
Chairman	Chief Executive	Chief Financial Officer	Registration No. 929027

Statement of changes in equity for the year ended 31 December 2017

	Group			Bank
	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
Called-up share capital
At 1 January and 31 December	1,678	1,678	1,678	1,678	1,678	1,678
Share premium
At 1 January and 31 December	2,225	2,225	2,225	2,225	2,225	2,225
Available-for-sale reserve
At 1 January	307	18	29	1	—	—
Unrealised gains/(losses)	128	303	(5)	—	1	—
Realised gains	(440)	(19)	(6)	—	—	—
Tax	—	5	—	—	—	—
At 31 December	(5)	307	18	1	1	—
Cash flow hedging reserve
At 1 January	—	(1)	(3)	—	(1)	(3)
Amount recognised in equity	—	—	—	(55)	—	—
Amount transferred from equity to earnings	—	2	2	55	2	2
Tax	—	(1)	—	—	(1)	—
At 31 December	—	—	(1)	—	—	(1)
Foreign exchange reserve
At 1 January	1,626	821	1,121	(10)	(10)	(10)
Retranslation of net assets	(35)	994	(283)	—	—	—
Foreign currency losses on hedges of net assets	(77)	(54)	(20)	—	—	—
Tax	5	16	3	—	—	—
Recycled to profit or loss on disposal of businesses	(693)	(151)	—	—	—	—
At 31 December	826	1,626	821	(10)	(10)	(10)
Capital redemption reserve
At 1 January	647	647	647	647	647	647
Redemption of debt preference shares	149	—	—	149	—	—
At 31 December	796	647	647	796	647	647
Retained earnings
At 1 January	9,097	9,433	9,677	10,756	6,743	7,384
Profit/(loss) attributable to ordinary shareholders
- continuing operations	2,700	816	339	26	3,466	(1,422)
- discontinued operations	(635)	(1,683)	(1,544)	—	—	—
Capital contribution	51	1,300	800	51	1,300	800
Redemption of debt preference shares	(157)	—	—	(157)	—	—
Loss on remeasurement of the retirement benefit schemes
- gross	(22)	(1,030)	(167)	(19)	(1,058)	(348)
- tax	8	320	328	8	305	329
Loss on transfer of fellow subsidiary (1)	(276)	(59)	—	—	—	—
At 31 December	10,766	9,097	9,433	10,665	10,756	6,743
Owners’ equity at 31 December	16,286	15,580	14,821	15,355	15,297	11,282

Statement of changes in equity for the year ended 31 December 2017

	Group			Bank
	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m

Non-controlling interests
At 1 January	420	346	394	—	—	—
Currency translation adjustments and other movements	—	73	(23)	—	—	—
Profit/(loss) attributable to non-controlling interests
- continuing operations	4	—	(1)	—	—	—
Dividends paid	(5)	—	—	—	—	—
Acquisition of business	8	—	—	—	—	—
Equity withdrawn and disposals (2)	(346)	1	(24)	—	—	—
At 31 December	81	420	346	—	—	—
Total equity at 31 December	16,367	16,000	15,167	15,355	15,297	11,282
Total equity is attributable to:
Non-controlling interests	81	420	346	—	—	—
Ordinary shareholders	16,286	15,580	14,821	15,355	15,297	11,282
	16,367	16,000	15,167	15,355	15,297	11,282

Note:

(1) Loss in 2017 relates to the legal entity transfer of Lombard North Central Plc in preparation for ring-fencing.

(2) Ulster Bank (Ireland) Holdings Unlimited Company was sold to NatWest Holdings Limited on 1 January 2017 in preparation for ring-fencing under ICB.

The accompanying notes on pages 104 to 177, the accounting policies on pages 92 to 103 and the audited sections of the Financial review: Capital and risk management on pages 16 to 74 form an integral part of these financial statements.

Cash flow statement for the year ended 31 December 2017

		Group			Bank
		2017	2016	2015	2017	2016	2015
	Note	£m	£m	£m	£m	£m	£m
Cash flows from operating activities
Operating profit/(loss) before tax from continuing operations		3,516	1,499	711	665	4,060	(1,105)
Loss before tax from discontinued operations		(642)	(1,663)	(1,625)	—	—	—
Adjustments for non-cash items and other adjustments included within income statement		(3,855)	(3,548)	(4,993)	7,766	(697)	2,304
Cash contribution to defined benefit pension schemes		(157)	(4,473)	(807)	(127)	(4,349)	(724)
Changes in operating assets and liabilities		16,791	(1,227)	8,772	18,013	(5,704)	(548)
Income taxes (paid)/received		(190)	(77)	169	(35)	(131)	62
Net cash flows from operating activities	31	15,463	(9,489)	2,227	26,282	(6,821)	(11)

Cash flows from investing activities
Sale and maturity of securities		469	1,179	2,226	3	—	782
Purchase of securities		(1,567)	(1,246)	(1,417)	(1,064)	—	—
Sale of property, plant and equipment		319	64	413	81	17	15
Purchase of property, plant and equipment		(283)	(88)	(207)	(65)	(61)	(165)
Net investment in business interests and intangible assets	32	5,543	(1,247)	(2,716)	(3,622)	(307)	(715)
Net cash flows from investing activities		4,481	(1,338)	(1,701)	(4,667)	(351)	(83)

Cash flows from financing activities
Issue of subordinated liabilities		507	—	—	—	—	—
Capital contribution		51	1,300	800	51	1,300	800
Redemption of non-controlling interests		(346)	—	—	—	—	—
Redemption of subordinated liabilities		(936)	—	(387)	—	—	(387)
Redemption of preference shares		(178)	—	—	(178)	—	—
Dividends paid		(5)	—	—	—	—	—
Interest on subordinated liabilities		(222)	(245)	(262)	(57)	(237)	(255)
Net cash flows from financing activities		(1,129)	1,055	151	(184)	1,063	158
Effects of exchange rate changes on cash and cash equivalents		(639)	2,993	115	(138)	1,073	(55)

Net increase/(decrease) in cash and cash equivalents		18,176	(6,779)	792	21,293	(5,036)	9
Cash and cash equivalents at 1 January		79,764	86,543	85,751	61,151	66,187	66,178
Cash and cash equivalents at 31 December	35	97,940	79,764	86,543	82,444	61,151	66,187

The accompanying notes on pages 104 to 177, the accounting policies on pages 92 to 103 and the audited sections of the Financial review: Capital and risk management on pages 16 to 74 form an integral part of these financial statements.

Accounting policies

1. Presentation of accounts

The accounts, set out on pages 83 to 177 including these accounting policies on pages 92 to 103 and the audited sections of the Financial review: Capital and risk management on pages 16 to 74, are prepared on a going concern basis (see the Report of the directors, page 78) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 ‘Financial Instruments: Recognition and Measurement’; it has relaxed some of the standard’s hedging requirements. The Group has not taken advantage of this relaxation: its financial statements are prepared in accordance with IFRS as issued by the IASB.

The company is incorporated in the UK and registered in England and Wales. Its accounts are presented in accordance with the Companies Act 2006. With the exception of investment property and certain financial instruments as described in Accounting policies 9, 14, 16 and 18, the accounts are presented on a historical cost basis.

NatWest Group Holdings Corp was classified as a disposal group at 31 December 2017. It was measured at fair value less costs to sell. Note 9 contains further information.

The Group adopted two revisions to IFRSs effective 1 January 2017:

In January 2016, the IASB amended IAS 7 ‘Cash Flow Statements’ to require disclosure of the movements in financing liabilities. This is shown in Note 34.

In January 2016, the IASB amended IAS 12 ‘Income taxes’ to clarify the recognition of deferred tax assets in respect of unrealised losses.

Neither of these amendments has had a material effect on the Group’s financial statements.

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

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those measured at fair value are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows. Negative effective interest accruing to financial assets is presented in interest payable

Financial assets and financial liabilities held for trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss.

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

Accounting policies

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

Intangible assets include goodwill arising on the acquisition of subsidiaries and joint ventures. Goodwill on the acquisition of a subsidiary is the excess of the fair value of the consideration transferred, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary’s net assets over the Group’s interest in the net fair value of the subsidiary’s identifiable assets, liabilities and contingent liabilities. Goodwill arises on the acquisition of a joint venture when the cost of investment exceeds the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities. Goodwill is measured at initial cost less any subsequent impairment losses. Goodwill arising on the acquisition of associates is included within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

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

Accounting policies

A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment can be recognised when an increase in service potential arises provided the increased carrying value is not greater than it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

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

Accounting policies

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

Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that they will be recovered. Deferred tax is not recognised on temporary differences that arise from initial recognition of an asset or a liability in a transaction (other than a business combination) that at the time of the transaction affects neither accounting, nor taxable profit or loss. Deferred tax is calculated using tax rates expected to apply in the periods when the assets will be realised or the liabilities settled, based on tax rates and laws enacted, or substantively enacted, at the balance sheet date.

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to offset and where they relate to income taxes levied by the same taxation authority either on an individual Group company or on Group companies in the same tax group that intend, in future periods, to settle current tax liabilities and assets on a net basis or on a gross basis simultaneously.

14. Financial assets

On initial recognition, financial assets are classified into held-to-maturity investments; held-for-trading; designated as at fair value through profit or loss; loans and receivables; or available-for-sale financial assets. Normal purchases of financial assets classified as loans and receivables are recognised on the settlement date; all other normal transactions in financial assets are recognised on the trade date.

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

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan’s carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write off will be prompted by bankruptcy, insolvency, renegotiation and similar events.

Accounting policies

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

16. Financial liabilities

Financial liabilities are recognised initially at fair value and classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost. Issues of financial liabilities measured at amortised cost are recognised on settlement date; all other normal transactions in financial liabilities are recognised on trade date.

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

Accounting policies

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

Accounting policies

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

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group’s financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’, requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB’s ‘Conceptual Framework for Financial Reporting’. The judgements and assumptions involved in the Group’s accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

(i) Provisions for liabilities

As set out in Note 21 on the accounts, at 31 December 2017 the Group recognised provisions for liabilities in respect of Payment Protection Insurance, £632 million (2016 - £753 million), other customer redress, £386 million (2016 - £562 million), residential mortgage backed securities, nil (2016 - £4,966 million), litigation and other regulatory proceedings, £65 million (2016 - £86 million) and property and other £315 million, (2016 - £292 million. Provisions are liabilities of uncertain timing or amount, and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Judgement is involved in determining whether an obligation exists, and in estimating the probability, timing and amount of any outflows. Where the Group can look to another party such as an insurer to pay some or all of the expenditure required to settle a provision, any reimbursement is recognised when, and only when, it is virtually certain that it will be received.

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

(ii) Deferred tax

The Group makes provision for deferred tax on temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £1,079 million were recognised as at 31 December 2017 (2016 - £1,391 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and temporary differences. Deferred tax assets are recognised in respect of unused tax losses and other temporary differences to the extent that it is probable that there will be future UK taxable profits against which the losses and other temporary differences can be utilised.

The Group has considered the carrying value of the deferred tax asset as at 31 December 2017 that, based on management’s estimates, sufficient taxable profits will be generated in future years to recover recognised deferred tax assets. These estimates are based on forecast performance and take into account Brexit, the Group’s plans to implement the UK ring-fencing regime and the resultant transfers between members of the Group.

Deferred tax assets of £1,886 million (2016 - £2,665 million) have not been recognised in respect of tax losses and other temporary differences where the availability of future taxable profits is uncertain. Further details about the Group’s deferred tax assets are given in Note 23 on the accounts.

(iii) Loan impairment provisions

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

Accounting policies

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

Accounting developments

International Financial Reporting Standards

A number of IFRSs and amendments to IFRS were in issue at 31 December 2017 that would affect RBS Group from 1 January 2018 or later.

Effective 1 January 2018 - IFRS 9

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

Financial liabilities – Since early adopting in 2016 the IFRS 9 accounting for fair value attributable to own credit risk there are no further material changes on accounting for financial liabilities on adoption of IFRS 9.

Hedge accounting

IFRS 9’s hedge accounting requirements are designed to align accounting more closely to the risk management framework; permit a greater variety of hedging instruments; and remove or simplify some of the rule-based requirements in IAS 39. The elements of hedge accounting: fair value, cash flow and net investment hedges are retained. The Group accounting policy choice is to continue with the IAS 39 hedge accounting framework.

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

Accounting policies

The estimation of ECL also takes into account the discount of future cash flows. Recognition and measurement of credit impairments under IFRS 9 are more forward-looking than under IAS 39.

An RBS Group-wide programme has implemented the necessary changes in the modelling of credit loss parameters, and the underlying credit management and financial processes.  The result is an increase in overall credit impairment provisions when compared with the current basis of measurement under IAS 39.

Transition

The classification and measurement and impairment requirements will be applied retrospectively by adjusting the opening balance sheet at the date of initial application, with no requirement to restate comparative period.

In summary, on 1 January 2018, the estimate impact on the Group is a £271 million post tax reduction in equity, comprising:

•                  Reclassification of financial instruments - £7 million pre tax decrease.

•                  Change in impairment methodology - £364 million pre tax reduction.

•                  Net tax impact - £100 million increase.

The estimate impact on the bank is a £270 million post tax reduction in equity, comprising:

•                  Reclassification of financial instruments - £46 million pre tax decrease.

•                  Change in impairment methodology - £314 million pre tax reduction.

•                  Net tax impact - £90 million increase.

There will be no restatement of accounts prior to 2018.

The Group has opted to early adopt the IFRS 9 amendment on negative compensation with effect from 1 January 2018; this is expected to be endorsed for use in the EU in early 2018.

Effective 1 January 2018 – other standards

IFRS 15 ‘Revenue from Contracts with Customers’ was issued in May 2014. It will replace IAS 11 ‘Construction Contracts’, IAS 18 ‘Revenue’ and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met. A restatement is not expected on initial application of this standard.

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

On adoption, none of these standards are expected to have a material effect on the group’s results.

Effective after 2018

IFRS 16 ‘Leases’ was issued in January 2016 to replace IAS 17 ‘Leases’. There are no substantial changes to the accounting for leases by lessors nor for finance leases; operating leases will be brought on balance sheet through the recognition of assets representing the contractual rights of use, and liabilities will be recognised for the contractual payments that exist. The effective date is 1 January 2019.

RBS Group is currently working on the implementation of the new requirements and currently anticipates that the property lease portfolio will have the most significant implementation impact as property represents 87% of the operating lease commitments of RBS Group. A preliminary estimate (excluding the impacts of tax) of the opening balance sheet adjustment as a result of the RBS Group’s property portfolio using a modified retrospective approach to transition would be to create a Right of Use asset of c£1.4bn, also impacting RWAs and an estimated decrease (excluding the impacts of tax) in retaining earnings of some c£0.3bn. As permitted by the standard RBS Group intends to apply IFRS 16 on a retrospective basis but to take advantage of the option not to restate. RBS Group will continue to work on the implementation throughout 2018 and therefore this estimate of the impact is subject to change. Changes could arise from the addition of non property leases, further development of calibration of models and processes, methodology and approach refinement, and sensitivity analysis performed on key assumptions such as discount factors and lease term.

IFRS 17 ‘Insurance contracts’ was issued in May 2017 to replace IFRS 4 and to establish a comprehensive standard for inceptors of insurance policies.  The effective date is 1 January 2021.

IFRIC Interpretation 23 ‘Uncertainty over income tax treatments’ was issued in June 2017 to clarify how to apply judgement in assessing the tax position of the reporting entity. The effective date is 1 January 2019.

In October 2017, the IASB amended IAS 28 ‘Investments in associates and joint ventures’ to require long term, non-equity interests in these investments to be tested for impairment first in accordance with IFRS 9 and then in accordance with IAS 28. The effective date of the amendment is 1 January 2019.

In February 2018 the IASB amended IAS ‘Employee Benefits’ to clarify the need to update assumptions whenever there is a plan amendment, curtailment or settlement during the reporting period.  The effective date is 1 January 2019.

The Group is assessing the effect of adopting these standards on its financial statements.

Notes on the accounts

1 Net interest income

	2017	2016	2015
	£m	£m	£m
Loans and advances to customers	5,866	5,282	5,132
Loans and advances to banks	393	496	649
Debt securities	12	6	11
Interest receivable (1)	6,271	5,784	5,792

Customer accounts: demand deposits	123	266	405
Customer accounts: savings deposits	217	226	272
Customer accounts: other time deposits	78	196	278
Balances with banks	144	83	53
Debt securities in issue	5	—	—
Subordinated liabilities	218	234	243
Internal funding of trading businesses	5	7	2
Interest payable (1)	790	1,012	1,253

Net interest income	5,481	4,772	4,539

2 Non-interest income

	2017	2016	2015
	£m	£m	£m
Fees and commissions receivable
Payment services	593	613	640
Credit and debit card fees	475	466	430
Lending (credit facilities)	537	517	441
Brokerage	52	46	30
Investment management	218	172	227
Trade finance	136	19	22
Other	43	57	110
	2,054	1,890	1,900

Fees and commissions payable	(499)	(444)	(473)

Income from trading activities
Foreign exchange	40	(155)	56
Interest rate	(38)	(286)	(112)
Credit	22	16	(14)
Equities and other	1	—	(3)
	25	(425)	(73)

Other operating income
Operating lease and other rental income	248	15	1
Changes in the fair value of financial assets and liabilities designated at fair value through
profit or loss and related derivatives	2	(4)	34
Changes in the fair value of investment properties	(18)	1	9
Profit on sale of securities (2)	440	25	3
Profit on sale of property, plant and equipment	68	4	4
Profit/(loss) on sale of subsidiaries and associates	285	189	(84)
Profit/(loss) on disposal or settlement of loans and receivables	54	5	(98)
Dividend income	1	1	41
Share of profits of associated entities	—	1	—
Other income (3)	6	9	(177)
	1,086	246	(267)

Notes:

(1)       Negative interest on loans and advances is classed as interest payable and on customer deposits is classed as interest receivable.

(2)       Includes £444 million gain realised in relation to NatWest’s equity holding in RBSI.

(3)       Includes income from activities other than banking.

Notes on the accounts

3 Operating expenses	Group
	2017	2016	2015
	£m	£m	£m
Wages, salaries and other staff costs	647	582	750
Social security costs	52	53	50
Pension costs
- defined benefit schemes (see Note 4)	131	60	239
- gains on curtailments or settlements (see Note 4)	—	—	(57)
- defined contribution schemes	14	18	18
Staff costs	844	713	1,000
Premises and equipment	273	233	442
Other administrative expenses (1)	2,921	3,326	3,306
Property, plant and equipment, depreciation and write down (see Note 17)	213	79	75
Intangible assets amortisation (see Note 16)	69	48	61
Depreciation and amortisation	282	127	136
Write down of goodwill and other intangible assets (see Note 16)	—	16	85
	4,320	4,415	4,969

Restructuring costs relating to continuing operations included in operating expenses comprise:

	2017	2016	2015
	£m	£m	£m
Staff costs	83	44	81
Premises and depreciation	104	(3)	523
Other (2)	31	29	112
	218	70	716

Notes:

(1)       Includes litigation and conduct costs. Further details are provided in Note 21.

(2)       Includes other administration expenses and write down of intangible assets.

The average number of persons employed in continuing operations, rounded to the nearest hundred, in the Group during the year, excluding temporary staff, was 14,700 (2016 - 20,200, 2015 - 25,600); on the same basis, there were 2,100 people employed in discontinued operations (2016 – 3,600, 2015 – 4,200). The number of people employed by the Group in continued operations at 31 December, excluding temporary staff was as follows:

	2017	2016*	2015*
UK Personal & Business Banking	10,200	11,000	13,300
Commercial Banking	300	200	100
Private Banking	1,400	1,600	1,700
Commercial & Private Banking	1,700	1,800	1,800

Central & Other	2,500	2,100	10,300
Total	14,400	14,900	25,400

UK	12,800	14,500	16,300
Europe	1,600	400	500
Rest of the World	—	—	8,600
Total	14,400	14,900	25,400

* Restated - refer to page 165 for further details. Re-presented to reflect the segmental reorganisation.

There were 800 people employed in discontinued operations at 31 December 2017 (2016 – 3,400; 2015 – 3,800).

Notes on the accounts

4 Pensions

Defined contribution schemes

The Group sponsors a number of defined contribution pension schemes in different territories, which new employees are offered the opportunity to join.

Defined benefit schemes

The Group sponsors a number of pension schemes in the UK and overseas, including the Main section of The Royal Bank of Scotland Group Pension Fund (the “Main scheme”) which operates under UK trust law and is managed and administered on behalf of its members in accordance with the terms of the trust deed, the scheme rules and UK legislation.

Pension fund trustees are appointed to operate each fund and ensure benefits are paid in accordance with the scheme rules and national law. The trustees are the legal owner of a scheme’s assets, and have a duty to act in the best interests of all scheme members.

The schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years and are contributory for current members. These have been closed to new entrants some ten years ago, although current members continue to build up additional pension benefits currently subject to 2% maximum annual salary inflation while they remain employed by the Group.

The Main scheme corporate trustee is RBS Pension Trustee Limited (the Trustee), a wholly owned subsidiary of National Westminster Bank Plc, Principal Employer of the Main scheme. The Board of the Trustee comprises four member trustee directors selected from eligible active staff, deferred and pensioner members who apply and six appointed by the Group. Under UK legislation a defined benefit pension scheme is required to meet the statutory funding objective of having sufficient and appropriate assets to cover its liabilities (the pensions that have been promised to members).

Similar governance principles apply to the Group’s other pension schemes.

Investment strategy

The assets of the Main scheme, which represent 97% of plan assets at 31 December 2017 (2016 - 97%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including real estate and infrastructure.

The Main scheme employs derivative instruments to achieve a desired asset class exposure and to reduce the scheme’s interest rate, inflation and currency risk. This means that the net funding position is considerably less sensitive to changes in market conditions than the value of the assets or liabilities in isolation.

	Main scheme
	2017	2016
Major classes of plan assets as a percentage of total plan assets	%	%
Quoted assets
Quoted equities
- Consumer industry	6.7	4.6
- Manufacturing industry	1.8	1.8
- Energy and utilities	3.6	2.7
- Financial institutions	7.8	8.3
- Technology and telecommunications	1.9	2.3
- Other	0.1	0.8
Private equity	4.0	3.4
Index-linked bonds	30.6	31.4
Government fixed interest bonds	9.2	5.9
Corporate fixed interest bonds	15.8	17.9

Unquoted assets
Corporate and other bonds	1.0	1.8
Hedge funds	—	0.2
Real estate	5.2	5.2
Derivatives	8.1	10.2
Cash and other assets	4.2	3.4
Equity exposure of equity futures	(3.6)	(1.8)
Cash exposure of equity futures	3.6	1.9
	100.0	100.0

Notes on the accounts

4 Pensions continued

The Main scheme’s holdings of derivative instruments are summarised in the table below:

	2017			2016
	Notional	Fair value		Notional	Fair value
	amounts	Assets	Liabilities	amounts	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Inflation rate swaps	11	310	555	12	299	549
Interest rate swaps	44	8,161	4,779	41	9,440	5,442
Currency forwards	12	160	34	15	191	136
Equity and bond call options	2	428	—	2	799	1
Equity and bond put options	3	3	1	2	—	2
Other	4	327	444	4	1,719	1,816

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

At 31 December 2017, the gross notional value of the swaps was £57 billion (2016 - £56 billion) and had a net positive fair value of £3,045 million (2016 - £3,629 million).

Collateral is required on all swap transactions. The counterparty banks had delivered a net amount of £3,436 million of collateral at 31 December 2017 (2016 - £3,991 million).

The schemes do not invest directly in the Group but can have exposure to the Group within their investment programmes through indirect exposure to ordinary shares of the Group through index tracking investments, swaps contracts (before allowing for collateral posted against the mark value of the swaps) and cash deposits placed with National Westminster Bank Plc. The trustees of the respective schemes are responsible for ensuring that indirect investments in the Group do not exceed the 5% regulatory limit.

Amounts in the Financial statements

The Group recognises the net pension scheme surplus or deficit as a net asset or liability. In doing so, the funded status is adjusted to reflect any schemes with a surplus that the Group may not be able to access, as well as any minimum funding requirement to pay in additional contributions. This is most relevant to the Main scheme, where the current surplus is not recognised.

	All schemes
	2017	2016
Amounts recognised on the balance sheet	£m	£m
Fund assets at fair value	46,199	45,311
Present value of fund liabilities	39,120	40,010
Funded status	7,079	5,301
Asset ceiling/minimum funding	7,088	5,315
Retirement benefit liability	(9)	(14)

	Group		Bank
	2017	2016	2017	2016
Net pension (liability)/asset comprises	£m	£m	£m	£m
Net assets surplus of schemes in surplus (included in Prepayments, accrued income and other assets, Note 18)	22	15	16	15
Net liabilities of schemes in deficit	(31)	(29)	(15)	(12)
	(9)	(14)	1	3

The income statement charge comprises:

	2017	2016	2015
	£m	£m	£m
Continuing operations	131	60	182
Discontinued operations	—	37	49
	131	97	231

Notes on the accounts

4 Pensions continued

	Group				Bank
		Present value	Asset	Net		Present value	Asset	Net
	Fair value	of defined	ceiling/	pension	Fair value	of defined	ceiling/	pension
	of plan	benefit	minimum	liability/	of plan	benefit	minimum	liability/
	assets	obligation	funding (1)	(asset)	assets	obligation	funding (1)	(asset)
Changes in value of net pension liability/(asset)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2016	32,485	32,896	3,120	3,531	30,703	30,964	2,981	3,242
Currency translation and other adjustments	422	469		47
Income statement
Net interest expense	1,374	1,249	122	(3)	1,310	1,184	116	(10)
Current service cost		243		243		199		199
Less direct contributions from other scheme members		(171)		(171)		(171)		(171)
Past service cost		28		28		28		28
	1,374	1,349	122	97	1,310	1,240	116	46
Statement of comprehensive income
Return on plan assets above recognised interest income	8,824			(8,824)	8,562			(8,562)
Experience gains and losses		(766)		(766)		(658)		(658)
Effect of changes in actuarial financial assumptions		9,019		9,019		8,804		8,804
Effect of changes in actuarial demographic assumptions		(472)		(472)		(402)		(402)
Asset ceiling/minimum funding adjustments			2,073	2,073			1,876	1,876
	8,824	7,781	2,073	1,030	8,562	7,744	1,876	1,058

Contributions by employer	4,473	—		(4,473)	4,349	—		(4,349)
Contributions by plan participants and other
scheme members	174	174		—	169	169		—
Liabilities extinguished upon settlement	—	(20)		(20)	—	—		—
Benefits paid	(1,374)	(1,374)		—	(1,269)	(1,269)		—
Transfers to/from fellow subsidiaries	93	104	—	11	—	—	—	—
Transfer to disposal groups	(1,160)	(1,369)		(209)
At 1 January 2017	45,311	40,010	5,315	14	43,824	38,848	4,973	(3)
Currency translation and other adjustments	(2)	(1)	3	4	—	—	—	—
Income statement
Net interest expense	1,188	1,046	142	—	1,155	1,021	134	—
Current service cost		243		243		226		226
Less direct contributions from other scheme members		(131)		(131)		(135)		(135)
Past service cost		19		19		19		19
	1,188	1,177	142	131	1,155	1,131	134	110
Statement of comprehensive income
Return on plan assets above recognised interest income	1,602			(1,602)	1,580			(1,580)
Experience gains and losses		107		107		108		108
Effect of changes in actuarial financial assumptions		695		695		678		678
Effect of changes in actuarial demographic assumptions		(806)		(806)		(795)		(795)
Asset ceiling/minimum funding adjustments			1,628	1,628			1,608	1,608
	1,602	(4)	1,628	22	1,580	(9)	1,608	19

Contributions by employer	157	—		(157)	127	—		(127)
Contributions by plan participants and other scheme members	140	140		—	141	141		—
Benefits paid	(2,233)	(2,233)		—	(2,175)	(2,175)		—
Transfer to/from fellow subsidiaries	36	31	—	(5)	1	1	—	—
At 31 December 2017	46,199	39,120	7,088	9	44,653	37,937	6,715	(1)

Note:

(1)       In recognising the net surplus or deficit of a pension scheme, the funded status of each scheme is adjusted to reflect any minimum funding requirement imposed on the sponsor and any ceiling on the amount that the sponsor has an unconditional right to recover from a scheme.

(2)       The Group expects to make contributions to the Main scheme of £190 million in 2018.

Notes on the accounts

4 Pensions continued

Funding and contributions by the Group

In the UK, the Trustees of defined benefit pension schemes are required to perform funding valuations every three years. The Trustees and the Company, with the support of the scheme Actuary, agree the assumptions used to value the liabilities and a Schedule of Contributions required to eliminate any funding deficit. The funding assumptions incorporate a margin for prudence over and above the expected cost of providing the benefits promised to members, taking into account the sponsor’s covenant and the investment strategy of the scheme. Similar arrangements apply in the other territories where the Group sponsors defined benefit pension schemes.  The last funding valuation of the Main scheme was at 31 December 2015 and next funding valuation is due at 31 December 2018, to be agreed by 31 March 2020.

The triennial funding valuation of the Main scheme as at 31 December 2015 determined the funding level to be 84%, pension liabilities to be £37 billion and the deficit to be £5.8 billion, subsequently reduced by a £4.2 billion cash payment in March 2016.

Investment returns over the next 10 year period were forecast to absorb the £1.6 billion balance of the deficit. The average cost of the future service of current members is 35% of basic salary before contributions from those members; it includes the expenses of running the scheme.

Assumptions

Placing a value on the Group’s defined benefit pension schemes’ liabilities requires the Group’s management to make a number of assumptions, with the support of independent actuaries who provide advice and guidance to the Group. The ultimate cost of the defined benefit obligations to the Group will depend upon actual future events and the assumptions made are unlikely to be exactly borne out in practice, meaning the final cost may be higher or lower than expected.

The most significant assumptions used for the Main scheme are shown below:

	Principal IAS 19 actuarial assumptions		Principal assumptions of 2015 triennial valuation
	2017	2016	2015
	%	%
Discount rate	2.6	2.7	Fixed interest swap yield curve plus 1.5% per annum at all durations
Inflation assumption (RPI)	3.1	3.2	Retail price index RPI swap yield curve
Rate of increase in salaries	1.8	1.8
Rate of increase in deferred pensions	3.0	3.2
Rate of increase in pensions in payment	2.9	3.0	(RPI floor 0%, cap 5%): Limited price indexation (LPI) (0,5) swap yield curve
Proportion of pension converted to a cash lump sum at retirement	21	21	21%
Longevity at age 60 for current pensioners
(years)
Males	27.2	27.4	28.4
Females	28.7	29.1	30.2

Longevity at age 60 for future pensioners
currently aged 40 (years)
Males	28.6	29.0	29.9
Females	30.4	31.2	32.4

Discount rate

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on ‘high quality’ corporate bonds.

The sterling yield curve (applied to 99% of the Group’s defined benefit obligations) is constructed by reference to yields on ‘AA’ corporate bonds from which a single discount rate is derived based on a cash flow profile similar in structure and duration to the pension obligations.

The weighted average duration of the Main scheme’s defined benefit obligation at 31 December 2017 is 21 years (2016 - 20.9 years). Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived.

The criteria include issue size, quality of pricing and the exclusion of outliers. Judgement is also required in determining the shape of the yield curve at long durations: a constant credit spread relative to gilts is assumed

Notes on the accounts

4 Pensions continued

The table below shows how the present value of the defined benefit obligation would change if the key assumptions used were changed. The sensitivity analysis presented below may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

	Main scheme (decrease)/increase
	in obligation at 31 December
	2017	2016
	£m	£m
0.25% increase in the discount rate	(1,964)	(1,978)
0.25% increase in inflation	1,329	1,552
0.25% additional rate of increase in pensions in payment	1,328	1,339
Longevity increase of one year	1,478	1,522

The defined benefit obligation is attributable to the different classes of scheme members in the following proportions (Main scheme):

	2017	2016
Membership category	%	%
Active members	16.2	18.1
Deferred members	47.3	45.9
Pensioners and dependants	36.5	36.0
	100.0	100.0

The experience history of Group schemes is shown below:

	Group					Bank
	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
History of defined benefit schemes	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Fair value of plan assets	46,199	45,311	32,485	32,132	26,065	44,653	43,824	30,703	30,077	24,272
Present value of plan obligations	39,120	40,010	32,896	34,261	28,964	37,937	38,848	30,964	31,776	26,955
Net surplus/(deficit)	7,079	5,301	(411)	(2,129)	(2,899)	6,716	4,976	(261)	(1,699)	(2,683)

Experience (losses)/gains on plan liabilities	(107)	766	276	25	154	(108)	658	233	3	102
Experience gains/(losses) on plan assets	1,602	8,824	(427)	4,848	1,022	1,580	8,562	(415)	4,629	986
Actual return on plan assets	2,790	10,198	707	6,055	2,098	2,735	9,872	703	5,766	1,997
Actual return on plan assets - %	6.2%	31.4%	2.2%	23.2%	8.7%	6.2%	32.2%	2.3%	23.8%	8.9%

5 Auditor’s remuneration

Ernst & Young LLP (EY) are the Group’s auditors for the audit of the 2017 annual accounts. Amounts paid to EY for statutory audit and other services are set out below:

	2017	2016
EY	£m	£m
Fees payable for the audit of the Group’s annual accounts	1.2	1.2
Fees payable to the auditor and its associates for other services to the Group
- the audit of the Bank’s subsidiaries pursuant to legislation	1.5	1.5

Total audit and audit-related assurance service fees	2.7	2.7

Fees payable to the auditor for non-audit services are disclosed in the consolidated financial statements of The Royal Bank of Scotland Group plc.

Notes on the accounts

6 Tax

	2017 £m	2016 £m	2015 £m
Current tax
Charge for the year	(781)	(639)	(98)
Over/(under) provision in respect of prior years	19	(60)	(13)
	(762)	(699)	(111)
Deferred tax
(Charge)/credit for the year	(12)	35	(287)
Reduction in the carrying value of deferred tax assets	—	(17)	—
(Under)/over provision in respect of prior years	(38)	(2)	25
Tax charge for the year	(812)	(683)	(373)

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 19.25% (2016 - 20.00%; 2015 – 20.25%) as follows:

	2017	2016	2015
	£m	£m	£m
Expected tax charge	(677)	(300)	(144)
Losses and temporary differences in year where no deferred tax asset recognised	(2)	(1)	(51)
Foreign profits taxed at other rates	(2)	1	(3)
UK tax rate change impact (1)	—	(27)	(51)
Non-deductible goodwill impairment	—	—	(25)
Items not allowed for tax
- losses on disposal and write-downs	(77)	(14)	(1)
- UK bank levy	—	—	(3)
- regulatory and legal actions	(29)	(119)	(106)
- other disallowable items	(31)	(45)	(45)
Non-taxable items	228	65	39
Taxable foreign exchange movements	3	(6)	4
Losses brought forward and utilised	3	5	1
Reduction in carrying value of deferred tax asset in respect of
- UK losses	—	(17)	—
Banking surcharge	(209)	(163)	—
Adjustments in respect of prior years (2)	(19)	(62)	12
Actual tax charge	(812)	(683)	(373)

Notes:

(1)              In recent years, the UK government has steadily reduced the rate of UK corporation tax, with the latest enacted rates standing at 20% with effect from 1 April 2015, 19% from 1 April 2017 and 17% from 1 April 2020.  The Finance (No 2) Act 2015 restricts the rate at which tax losses are given credit in future periods to the main rate of UK corporation tax, excluding the Banking Surcharge 8% rate introduced by this Act.  Deferred tax assets and liabilities at 31 December 2017 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

(2)              Prior year tax adjustments incorporate refinements to tax computations made on submission and agreement with the tax authorities. Current taxation balances include provisions in respect of uncertain tax positions, in particular in relation to restructuring and other costs where the taxation treatment remains subject to agreement with the relevant tax authorities.

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

	Group
		Designated
		as at fair value
	Held-for-	through profit	Available-	Loans and	Other
Assets	trading	or loss	for-sale	receivables	assets	Total
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	—	35,799		35,799
Loans and advances to banks
- amounts due from intermediate holding company and fellow subsidiaries	22	132	—	77,772		77,926
- reverse repos	—	—	—	—		—
- other (1)	—	—	—	1,919		1,919
Loans and advances to customers
- amounts due from fellow subsidiaries	—	—	—	—		—
- reverse repos	—	—	—	—		—
- other	7	—	—	191,882		191,889
Debt securities (2)	—	—	553	1,059		1,612
Equity shares	—	34	9	—		43
Settlement balances	—		—	3		3
Derivatives
- amounts due from intermediate holding company and fellow subsidiaries	1,709					1,709
- other	606					606
Assets of disposal groups					24,526	24,526
Other assets	—	—	—	—	4,811	4,811
31 December 2017	2,344	166	562	308,434	29,337	340,843

Cash and balances at central banks	—	—	—	2,567		2,567
Loans and advances to banks
- amounts due from intermediate holding company and fellow subsidiaries	7,815	340	—	86,531		94,686
- reverse repos	774	—	—	—		774
- other (1)	—	—	—	1,692		1,692
Loans and advances to customers
- amounts due from fellow subsidiaries	3,170	—	—	53		3,223
- reverse repos	7,476	—	—	—		7,476
- other	459	—	—	165,907		166,366
Debt securities (2)	4,102	—	361	—		4,463
Equity shares	7	44	36	—		87
Settlement balances	—		—	1,693		1,693
Derivatives
- amounts due from intermediate holding company	2,929					2,929
- other	975					975
Assets of disposal groups					24,976	24,976
Other assets	—	—	—	—	4,569	4,569
31 December 2016	27,707	384	397	258,443	29,545	316,476

For the notes to this table refer to page 114.

Notes on the accounts

8 Financial instruments - classification continued

	Group
		Designated
		as at fair value
	Held-for-	through profit	Amortised	Other
Liabilities	trading	or loss	cost	liabilities	Total
	£m	£m	£m	£m	£m
Deposits by banks
- amounts due to intermediate holding company and fellow subsidiaries	608	—	32,695		33,303
- repos	—	—	—		—
- other (3)	—	—	20,544		20,544
Customer accounts
- amounts due to fellow subsidiaries	—	—	6,774		6,774
- repos	—	—	—		—
- other (4)	9	166	226,423		226,598
Debt securities in issue (5)	—	—	396		396
Settlement balances	—	—	4		4
Short positions	—	—	—		—
Derivatives
- amounts due to intermediate holding company and fellow subsidiaries	2,966				2,966
- other	212		—		212
Subordinated liabilities
- amounts due to intermediate holding company and fellow subsidiaries	—	—	4,515		4,515
- other	—	—	1,240		1,240
Liabilities of disposal groups				23,849	23,849
Other liabilities			808	3,267	4,075
31 December 2017	3,795	166	293,399	27,116	324,476

Deposits by banks
- amounts due to intermediate holding company and fellow subsidiaries	2,146	—	12,699		14,845
- repos	1,744	—	—		1,744
- other (3)	1	—	3,455		3,456
Customer accounts
- amounts due to fellow subsidiaries	8	—	4,851		4,859
- repos	11,312	—	—		11,312
- other (4)	10	431	217,327		217,768
Debt securities in issue (5)	—	—	301		301
Settlement balances	—	—	1,753		1,753
Short positions	4,591	—	—		4,591
Derivatives
- amounts due to intermediate holding company	4,294				4,294
- other	360				360
Subordinated liabilities
- amounts due to intermediate holding company and fellow subsidiaries	—	—	5,806		5,806
- other	—	—	1,489		1,489
Liabilities of disposal groups				19,313	19,313
Other liabilities			757	7,828	8,585
31 December 2016	24,466	431	248,438	27,141	300,476

For the notes to this table refer to page 114.

Notes on the accounts

8 Financial instruments - classification continued

The above includes amounts due from/to:

	Group
	2017		2016
	Intermediate		Intermediate
	holding	Fellow	holding	Fellow
	company (6)	subsidiaries	company (6)	subsidiaries
	£m	£m	£m	£m
Assets
Loans and advances to banks	77,669	257	94,578	108
Loans and advances to customers	—	—	—	3,223
Derivatives	1,703	6	2,929	—

Liabilities
Deposits by banks	32,523	780	14,337	508
Customer accounts	—	6,774	—	4,859
Derivatives	2,951	15	4,294	—

Notes:

(1)       Includes items in the course of collection from other banks of £593 million (2016 - £559 million).

(2)       Debt securities balances with Group companies are shown on pages 61 and 62.

(3)       Includes items in the course of transmission to other banks of £198 million (2016 - £211 million).

(4)       The carrying amount of other customer accounts designated as at fair value through profit or loss is £26 million (2016 - £54 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Measured as the change in fair value from movements in the period in the credit risk premium payable.

(5)       Comprises bonds and medium term notes of £396 million (2016 - £301 million) and certificates of deposit and other commercial paper of nil (2016 - nil).

(6)       Refer to note 40 for holding company details.

Amounts relating to continuing operations included in operating profit before tax:

	Group
	2017	2016	2015
	£m	£m	£m
Gains/(losses) on financial assets/liabilities designated as at fair value through profit or loss	2	(4)	34
Gains/(losses) on disposal or settlement of loans and receivables	54	5	(98)

Amounts included in loss from discontinued operations, net of tax were nil (2016 - nil, 2015 - £43 million gain) in relation to financial assets/liabilities as at fair value through profit or loss and nil (2016 - £5 million gain, 2015 - £61 million loss) in relation to disposal or settlement of loans and receivables.

Notes on the accounts

8 Financial instruments - classification continued

	Bank
		Designated
		as at fair value
	Held-for-	through profit	Available-	Loans and	Other
Assets	trading	or loss	for-sale	receivables	assets	Total
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	—	34,763		34,763
Loans and advances to banks
- amounts due from intermediate holding company and fellow subsidiaries	22	130	—	54,001		54,153
- other (1)	—	—	—	1,635		1,635
Loans and advances to customers
- amounts due from fellow subsidiaries	—	—	—	58		58
- other	7	—	—	160,614		160,621
Equity shares	—	—	7	—	—	7
Debt securities	—	—	—	1,059		1,059
Investment in group undertakings	—	—	—	—	2,546	2,546
Settlement balances	—		—	—		—
Derivatives
- amounts due from intermediate holding company	1,697					1,697
- other	580					580
Other assets	—	—	—	—	2,598	2,598
31 December 2017	2,306	130	7	252,130	5,144	259,717

Cash and balances at central banks	—	—	—	1,198	—	1,198
Loans and advances to banks
- amounts due from intermediate holding company and fellow subsidiaries	19	311	—	63,097		63,427
- other (1)	—	—	—	1,176		1,176
Loans and advances to customers
- amounts due from fellow subsidiaries	—	—	—	65		65
- other	119	—	—	149,963		150,082
Equity shares	7	—	4	—	—	11
Investment in group undertakings	—	—	—	—	6,931	6,931
Settlement balances	—		—	119	—	119
Derivatives
- amounts due from intermediate holding company	2,167					2,167
- other	915					915
Other assets	—	—	—	—	2,830	2,830
31 December 2016	3,227	311	4	215,618	9,761	228,921

For the notes to this table refer to page 116.

Notes on the accounts

8 Financial instruments - classification continued

	Bank
		Designated
		as at fair value
	Held-for-	through profit	Amortised	Other
Liabilities	trading	or loss	cost	liabilities	Total
	£m	£m	£m	£m	£m
Deposits by banks
- amounts due to intermediate holding company and fellow subsidiaries	608	—	11,329	—	11,937
- other (3)	—	—	20,528		20,528
Customer accounts
- amounts due to fellow subsidiaries	—	—	6,956		6,956
- other (4)	9	130	194,055		194,194
Settlement balances	—	—	—		—
Derivatives
- amounts due to intermediate holding company	2,908				2,908
- other	209		—		209
Subordinated liabilities
- amounts due to holding company	—	—	4,409		4,409
- other	—	—	1,231		1,231
Other liabilities			—	1,990	1,990
31 December 2017	3,734	130	238,508	1,990	244,362

Deposits by banks
- amounts due to intermediate holding company and fellow subsidiaries	476	—	5,297		5,773
- other (3)	1	—	3,434		3,435
Customer accounts
- amounts due to fellow subsidiaries	—	—	4,829		4,829
- other (4)	10	311	187,340		187,661
Settlement balances	—	—	86		86
Derivatives
- amounts due to intermediate holding company	3,604				3,604
- other	334	—	—		334
Subordinated liabilities
- amounts due to intermediate holding company	—	—	4,409		4,409
- other	—	—	1,481		1,481
Other liabilities			—	2,012	2,012
31 December 2016	4,425	311	206,876	2,012	213,624

The above includes amounts due from/to:

	Bank
	2017			2016
	Intermediate			Intermediate

	holding	Fellow		holding	Fellow
	company (5)	subsidiaries	Subsidiaries	company (5)	subsidiaries	Subsidiaries
	£m	£m	£m	£m	£m	£m
Assets
Loans and advances to banks	53,824	95	234	63,357	6	64
Loans and advances to customers	—	5	53	—	45	20
Derivatives	1,697	—	—	2,167	—	—

Liabilities
Deposits by banks	11,036	740	161	5,061	506	206
Customer Accounts	—	6,754	202	—	4,803	26
Derivatives	2,908	—	—	3,604	—	—

Notes:

(1)       Includes items in the course of collection from other banks of £562 million (2016 - £531 million).

(2)       Debt securities balances with Group companies are shown on pages 61 and 62.

(3)       Includes items in the course of transmission to other banks of £192 million (2016 - £204 million).

(4)       The carrying amount of other customer accounts designated as at fair value through the profit or loss is £27 million (2016 - £57 million) higher than the principal amount. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively. Measured as the change in fair value from movements in the period in the credit risk premium payable.

(5)       Refer to note 40 for holding company details.

Notes on the accounts

8 Financial instruments – classification continued

The tables below present information on financial assets and liabilities that are offset on the balance sheet under IFRS or subject to enforceable master netting agreements, together with financial collateral received or given.

	Offsetable instruments			Offsetable potential not recognised by IFRS
							Net amount after
				Effect of			the effect of	Instruments
				master netting		Other	netting	outside	Balance
		IFRS		and similar	Cash	financial	arrangements and	netting	sheet
			Balance
	Gross	offset	sheet	agreements	collateral	collateral	related collateral	arrangements	total
2017	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Derivatives	2,054	—	2,054	(1,806)	(8)	(144)	96	261	2,315
Loans and advances to banks	686	(9)	677	—	—	—	677	79,168	79,845
Settlement balances	—	—	—	—	—	—	—	3	3
	2,740	(9)	2,731	(1,806)	(8)	(144)	773	79,432	82,163

Liabilities
Derivatives	3,051	—	3,051	(1,806)	—	—	1,245	127	3,178
Deposits by banks	719	(9)	710	—	—	—	710	53,137	53,847
Settlement balances	—	—	—	—	—	—	—	4	4
	3,770	(9)	3,761	(1,806)	—	—	1,955	53,268	57,029

2016
Assets
Derivatives	3,585	—	3,585	(2,318)	(9)	(97)	1,161	319	3,904
Reverse repurchase agreements	22,725	(14,475)	8,250	(614)	—	(7,555)	81	—	8,250
Settlement balances	1,505	(1,505)	—	—	—	—	—	1,693	1,693
	27,815	(15,980)	11,835	(2,932)	(9)	(7,652)	1,242	2,012	13,847

Liabilities
Derivatives	4,095	—	4,095	(2,318)	(8)	—	1,769	559	4,654
Repurchase agreements	27,531	(14,475)	13,056	(614)	—	(12,442)	—	—	13,056
Settlement balances	1,649	(1,505)	144	—	—	—	144	1,609	1,753
	33,275	(15,980)	17,295	(2,932)	(8)	(12,442)	1,913	2,168	19,463

Note:

(1)       The effect of master netting agreements on derivatives within the Bank was £1,804 million (2016 - £2,120 million).

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

Governance framework

IPV takes place at least each month end date, for all fair value positions. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Pricing Unit determines IPV policy, monitors adherence to that policy and performs additional independent reviews of highly subjective valuation issues.

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

Notes on the accounts

9 Financial instruments - valuation continued

Inputs to valuation models

•      Foreign currency exchange rates - there are observable prices both for spot and forward contracts and futures in the world’s major currencies.

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

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate the counterparty credit risk inherent in derivative exposures. CVA is actively managed by a credit and market risk hedging process, and therefore movements in CVA are partially offset by trading revenue on the hedges. The CVA reserve at 31 December 2017 was £11 million (2016 - £26 million).

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

Notes on the accounts

9 Financial instruments: carried at fair value – valuation hierarchy

Valuation hierarchy

The following tables show financial instruments carried at fair value on the balance sheet by valuation hierarchy for continuing operations - level 1, level 2 and level 3.

	2017				2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Assets
Loans and advances	—	0.2	—	0.2	—	19.6	0.4	20.0
Debt securities	0.4	0.2	—	0.6	4.2	0.3	—	4.5
- of which AFS	0.4	0.2	—	0.6	0.3	0.1	—	0.4
Equity shares	—	—	—	—	—	0.1	—	0.1
Derivatives	—	2.3	—	2.3	—	3.9	—	3.9
	0.4	2.7	—	3.1	4.2	23.9	0.4	28.5

Proportion	12.9%	87.1%	—	100%	14.7%	83.9%	1.4%	100%

Liabilities
Deposits	—	0.8	—	0.8	—	15.7	—	15.7
Short positions	—	—	—	—	4.6	—	—	4.6
Derivatives	—	3.2	—	3.2	—	4.6	—	4.6
	—	4.0	—	4.0	4.6	20.3	—	24.9

Proportion	—	100%	—	100%	18.5%	81.5%	—	100%

Level 3 balances within continuing operations at 31 December 2017 were nil (2016 – level 3 comprised loans and advances of £0.4 billion with sensitivity of +£40 million / -£30 million, valued using a traded price with a range of 85% to 95%). Level 3 balances within disposal groups were immaterial at 31 December 2017.

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

Level 2 instruments included non-G10 government securities, most government agency securities, certain mortgage products, most bank loans, repos and reverse repos, less liquid listed equities, and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Level 3 instruments primarily include cash instruments which trade infrequently such as certain mortgage loans.

(2)       Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

(3)       For an analysis of debt securities (by issuer and measurement classification) and derivatives (by type of contract) refer to Capital and risk management – Credit risk.

(4)       The determination of an instrument’s level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in Level 2 or Level 3 depending on whether the reference counterparty’s obligations are liquid or illiquid.

Notes on the accounts

9 Financial instruments: fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Group					Bank
	Items where					Items where
	fair value					fair value
	approximates	Carrying	Fair	Fair value hierarchy level		approximates	Carrying	Fair	Fair value hierarchy level
	carrying value	value	value	Level 2	Level 3	carrying value	value	value	Level 2	Level 3
2017	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	35.8					34.8
Loans and advances to banks	0.6	79.1	79.5	1.0	78.5	0.6	55.0	55.5	1.1	54.4
Loans and advances to customers		191.9	191.3	0.2	191.1		160.7	160.1	—	160.1
Debt securities		1.1	1.1	—	1.1		1.1	1.1	—	1.1
Settlement balances	—					—

Financial liabilities
Deposits by banks	18.8	34.4	35.6	17.0	18.6	4.5	27.4	28.5	17.0	11.5
Customer accounts	206.3	26.9	26.9	4.9	22.0	187.2	13.8	13.8	4.9	8.9
Debt securities in issue		0.4	0.4	—	0.4		—	—	—	—
Settlement balances	—					—
Notes in circulation (1)	0.8					—
Subordinated liabilities		5.8	6.0	5.9	0.1		5.6	5.9	5.9	—
2016
Financial assets
Cash and balances at central banks	2.6					1.2
Loans and advances to banks	0.6	87.6	88.1	3.6	84.5	0.5	63.8	64.2	3.3	60.9
Loans and advances to customers		166.0	166.0	0.9	165.1		150.0	150.0	—	150.0
Debt securities		—	—	—	—		—	—	—	—
Settlement balances	1.7					0.1

Financial liabilities
Deposits by banks	5.1	11.1	12.1	0.9	11.2	4.5	4.2	5.2	—	5.2
Customer accounts	197.3	24.9	24.9	5.7	19.2	180.1	12.1	12.1	5.7	6.4
Debt securities in issue		0.3	0.3	—	0.3		—	—	—	—
Settlement balances	1.8					0.1
Notes in circulation (1)	0.8					—
Subordinated liabilities		7.3	7.0	1.6	5.4		5.9	5.7	1.3	4.4

Note:

(1)       Included in Accruals and other liabilities.

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

(b)  Expected cash flows (unadjusted for credit losses) are discounted at the current offer rate for the same or similar products. This approach is adopted for lending portfolios in UK PBB, Commercial Banking (SME loans) and Private Banking in order to reflect the homogeneous nature of these portfolios.

For certain portfolios where there are very few or no recent transactions a bespoke approach is used based on available market data.

Notes on the accounts

9 Financial instruments – valuation continued

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

10 Financial instruments - maturity analysis

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	Group
	2017			2016
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	35,799	—	35,799	2,567	—	2,567
Loans and advances to banks	65,132	14,713	79,845	86,817	10,335	97,152
Loans and advances to customers	41,947	149,942	191,889	43,619	133,446	177,065
Debt securities	433	1,179	1,612	703	3,760	4,463
Equity shares	—	43	43	—	87	87
Settlement balances	3	—	3	1,693	—	1,693
Derivatives	217	2,098	2,315	597	3,307	3,904

Liabilities
Deposits by banks	31,634	22,213	53,847	15,792	4,253	20,045
Customer accounts	225,457	7,915	233,372	229,135	4,804	233,939
Debt securities in issue	—	396	396	—	301	301
Settlement balances and short positions	4	—	4	2,284	4,060	6,344
Derivatives	228	2,950	3,178	506	4,148	4,654
Subordinated liabilities	21	5,734	5,755	369	6,926	7,295

	Bank
	2017			2016
	Less than	More than		Less than	More than
	12 months	12 months	Total	12 months	12 months	Total
	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	34,763	—	34,763	1,198	—	1,198
Loans and advances to banks	48,452	7,336	55,788	60,767	3,836	64,603
Loans and advances to customers	26,648	134,031	160,679	26,718	123,429	150,147
Debt securities	—	1,059	1,059	—	—	—
Equity shares	—	7	7	—	11	11
Settlement balances	—	—	—	119	—	119
Derivatives	209	2,068	2,277	436	2,646	3,082

Liabilities
Deposits by banks	13,882	18,583	32,465	7,620	1,588	9,208
Customer accounts	193,274	7,876	201,150	187,750	4,740	192,490
Settlement balances and short positions	—	—	—	86	—	86
Derivatives	217	2,900	3,117	429	3,509	3,938
Subordinated liabilities	21	5,619	5,640	25	5,865	5,890

Notes on the accounts

10 Financial instruments - maturity analysis continued

On balance sheet liabilities

The following table shows, by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2017	£m	£m	£m	£m	£m	£m
Deposits by banks	31,921	788	4,960	15,240	619	88
Customer accounts	225,745	1,414	1,145	1,004	2,242	3,142
Debt securities in issue	8	33	87	87	617	—
Subordinated liabilities	46	174	1,400	624	2,604	1,207
Settlement balances and other liabilities	813	—	—	—	—	—
	258,533	2,409	7,592	16,955	6,082	4,437

Guarantees and commitments notional amount
Guarantees (1)	674	—	—	—	—	—
Commitments (2)	53,132	—	—	—	—	—
	53,806	—	—	—	—	—

2016
Deposits by banks	10,707	1,205	2,200	1,298	692	93
Customer accounts	218,100	1,196	733	487	1,084	1,498
Debt securities in issue	—	—	—	—	—	301
Subordinated liabilities	50	529	1,902	821	2,991	1,343
Settlement balances and other liabilities	2,510	—	—	—	—	—
	231,367	2,930	4,835	2,606	4,767	3,235

Guarantees and commitments notional amount
Guarantees (1)	869	—	—	—	—	—
Commitments (2)	55,127	—	—	—	—	—
	55,996	—	—	—	—	—

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

Notes on the accounts

10 Financial instruments - maturity analysis continued

			Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2017	£m	£m	£m	£m	£m	£m
Deposits by banks	14,745	64	3,170	14,024	132	—
Customer accounts	193,931	1,071	1,078	1,004	2,242	3,142
Subordinated liabilities	46	173	1,391	623	2,601	1,202
Settlement balances	2	—	—	—	—	—
	208,724	1,308	5,639	15,651	4,975	4,344

Guarantees and commitments notional amount
Guarantees	562	—	—	—	—	—
Commitments	46,822	—	—	—	—	—
	47,384	—	—	—	—	—

2016
Deposits by banks	7,092	56	665	512	406	-
Customer accounts	188,431	837	632	487	1,084	1,498
Subordinated liabilities	49	183	1,465	666	2,701	1,337
Settlement balances	86	—	—	—	—	—
	195,658	1,076	2,762	1,665	4,191	2,835

Guarantees and commitments notional amount
Guarantees	648	—	—	—	—	—
Commitments	48,121	—	—	—	—	—
	48,769	—	—	—	—	—

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

Held-for-trading liabilities amounting to £3.8 billion (2016 - £24.5 billion) for the Group and £3.7 billion (2016 - £4.4 billion) for the Bank have been excluded from the tables.

Notes on the accounts

11 Financial assets - impairments

The following table shows the movement in the provision for impairment losses on loans and advances.

	Group
	Individually	Collectively
	assessed	assessed	Latent	2017	2016
	£m	£m	£m	£m	£m
At 1 January	249	1,127	187	1,563	5,335
Transfers to disposal groups	—	—	—	—	(1,200)
Transfers from fellow subsidiaries	37	49	14	100	—
Currency translation and other adjustments	(3)	3	—	—	368
Amounts written-off	(100)	(477)	—	(577)	(2,946)
Recoveries of amounts previously written-off	7	66	—	73	61
Charge/(release) to income statement
- from continuing operations	99	203	9	311	125
- from discontinued operations	—	—	—	—	(106)
Unwind of discount (recognised in interest income)
- from continuing operations	(4)	(27)	—	(31)	(37)
- from discontinued operations	—	—	—	—	(37)
At 31 December	285	944	210	1,439	1,563

	Bank
	Individually	Collectively
	assessed	assessed	Latent	2017	2016
	£m	£m	£m	£m	£m
At 1 January	201	1,004	167	1,372	1,692
Currency translation and other adjustments	(2)	4	—	2	2
Amounts written-off	(77)	(431)	—	(508)	(468)
Recoveries of amounts previously written-off	4	63	—	67	26
Charge/(release) to income statement	59	187	9	255	155
Unwind of discount (recognised in interest income)	(3)	(26)	—	(29)	(35)
At 31 December	182	801	176	1,159	1,372

	Group
Impairment charge/(release) to the income statement	2017	2016	2015
	£m	£m	£m
Loans and advances to customers	311	125	(54)
Charge/(release) to the income statement for continuing operations	311	125	(54)

There was no release to the income statement in relation to discontinued operations (2016 - £106 million: 2015 - £675 million)

	Group
	2017	2016	2015
	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of the impaired loans
Domestic	145	161	202
Foreign	1	1	1
Total	146	162	203

The gross income not recognised but which would have been recognised under the original terms of the impaired loans within discontinued operations nil (2016 - £68 million: 2015 - £59 million).

Notes on the accounts

11 Financial assets – impairments continued

	Group
	2017	2016	2015
	£m	£m	£m
Interest on impaired loans included in net interest income
Domestic	31	38	51
Total	31	38	51

Interest on impaired loans included in net interest income for discontinued operations nil (2016 - £37 million: 2015 - £46 million)

The following tables analyse impaired financial assets.

	Group
	2017			2016
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to customers (1)	1,798	1,229	569	1,961	1,376	585

	Group
	Carrying	Carrying
	value	value
	2017	2016
	£m	£m
Available-for-sale securities
Equity shares	1	1

	Bank
	2017			2016
			Carrying			Carrying
	Cost	Provision	value	Cost	Provision	value
	£m	£m	£m	£m	£m	£m
Loans and receivables
Loans and advances to customers (2)	1,325	983	342	1,689	1,205	484

Notes:

(1)       Impairment provisions individually assessed on balances of £951 million (2016 - £535 million).

(2)       Impairment provisions individually assessed on balances of £647 million (2016 - £425 million).

Financial and non-financial assets recognised on the balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements, were £20 million (2016 - £21 million) for the Group and £20 million (2016 - £21 million) for the Bank.

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

The following table shows the notional amount and fair value of the Group’s derivatives.

	Group
	2017			2016
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	12	165	171	15	420	365
Currency swaps	3	76	75	4	238	279
Options purchased	1	44	—	1	55	—
Options written	1	—	44	1	—	55

Interest rate contracts
Interest rate swaps	179	1,987	2,868	91	3,026	3,918
Options purchased	6	43	—	4	72	—
Options written	6	—	20	4	—	37
Futures and forwards	—	—	—	5	—	—

Equity and commodity contracts	—	—	—	1	93	—
		2,315	3,178		3,904	4,654
Amounts above include:
Due from/to intermediate holding company		1,703	2,951		2,929	4,294
Due from/to fellow subsidiaries		6	15		—	—

	Bank
	2017			2016
	Notional			Notional
	amount	Assets	Liabilities	amount	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m
Exchange rate contracts
Spot, forwards and futures	11	162	166	13	371	343
Currency swaps	3	74	74	3	151	151
Options purchased	1	44	—	1	55	—
Options written	1	—	44	1	—	55

Interest rate contracts
Interest rate swaps	170	1,954	2,813	45	2,433	3,352
Options purchased	6	43	—	4	72	—
Options written	6	—	20	4	—	37

		2,277	3,117		3,082	3,938
Amounts above include:
Due from/to intermediate holding company		1,697	2,908		2,167	3,604

Notes on the accounts

13 Debt securities

	Group
	Central and local				Other
	Government				financial			Of which
	UK	US	Other	Banks	institutions	Corporate	Total	ABS (1)
2017		£m	£m	£m	£m	£m	£m	£m
Available-for-sale	391	—	2	159	1	—	553	159
Loans and receivables	—	—	—	—	1,059	—	1,059	1,059
	391	—	2	159	1,060	—	1,612	1,218

2016
Held-for-trading	—	3,564	—	98	439	1	4,102	9
Available-for-sale	—	—	27	334	—	—	361	84
	—	3,564	27	432	439	1	4,463	93

Note:

(1)    Includes covered bonds.

The following table analyses the Group’s available-for-sale debt securities and the related yield (based on weighted averages) by remaining maturity and issuer.

	Within 1 year		After 1 but within 5 years		Total
	Amount	Yield	Amount	Yield	Amount	Yield
2017	£m	%	£m	%	£m	%
Central and local governments
- UK	391	0.1	—	—	391	0.1
- Other	2	2.9	—	—	2	2.9
Banks	40	0.4	119	0.7	159	0.6
Other financial institutions	—	—	1	—	1	—
	433	0.1	120	0.7	553	0.2

2016
Central and local governments
- Other	24	—	3	0.9	27	0.1
Banks	275	0.1	59	0.6	334	0.1
	299	—	62	0.6	361	0.1

Note:

(1)       There are no balances with a maturity of after 5 but within 10 years and after 10 years.

Gross gains of £5 million (2016 - nil) and gross losses of nil (2016 – nil) were realised on the sale of available for sale securities in continuing operations.

There were no gains or losses in discontinued operations.

Notes on the accounts

14 Equity shares

	Group
	2017			2016
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	—	—	—	—	7	7
Designated as at fair value through profit or loss	3	31	34	3	40	43
Available-for-sale	—	9	9	5	32	37
	3	40	43	8	79	87

Available-for-sale
Gross unrealised gains	—	1	1	3	3	6

	Bank
	2017			2016
	Listed	Unlisted	Total	Listed	Unlisted	Total
	£m	£m	£m	£m	£m	£m
Held-for-trading	—	—	—	—	7	7
Available-for-sale	—	7	7	—	4	4
	—	7	7	—	11	11

Available-for-sale
Gross unrealised gains	—	—	—	—	1	1

Gross gains of £435 million (2016 - £26 million) and gross losses of nil (2016 - £1 million) were realised on the sale of available-for-sale equity shares in continuing operations. Gross gains of nil (2016 - nil) and gross losses of nil (2016 - £6 million) were realised on the sale of available-for-sale equity shares in discontinued operations.

Dividend income from available-for-sale equity shares in continuing operations was nil (2016 - £1 million) and in discontinued operations was £4 million (2016 - £7 million).

15 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Bank
	2017	2016
	£m	£m
At 1 January	6,931	6,554
Currency translation and other adjustments	2	(3)
Additional investments in Group undertakings	2,879	—
Acquisitions	738	307
Disposals	(166)	—
(Impairment)/write back of investments	(7,838)	73
At 31 December	2,546	6,931

The impairment in 2017 mainly relates to a dividend receipt of £3.9 billion from Ulster Bank Limited and a capital contribution of £2.5 billion in RBS Securities Inc that was impaired after it funded an RMBS settlement (Note 21).

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

	Nature of business	Country of incorporation and principal area of operations
Coutts & Company (1)	Private banking	Great Britain
RBS Securities Inc. (2)	Broker dealer	US
Ulster Bank Limited	Banking	Northern Ireland

Notes:

(1)       Coutts & Company is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R OQS.

(2)       RBS Securities Inc is classed as a disposal group at 31 December 2017. Shares are not directly held by the Bank.

Full information on all related undertakings is included in Note 42.

Notes on the accounts

16 Intangible assets

	Group
	2017			2016
	Goodwill	Other (1)	Total	Goodwill	Other(1)	Total
	£m	£m	£m	£m	£m	£m
Cost
At 1 January	510	1,305	1,815	446	1,456	1,902
Transfers to disposal groups	—	(46)	(46)	(6)	(56)	(62)
Transfers from/to fellow subsidiaries	111	81	192	—	(2)	(2)
Currency translation and other adjustments	(3)	(5)	(8)	70	86	156
Additions	—	25	25	—	6	6
Disposals and write-off of fully amortised assets	—	(20)	(20)	—	(185)	(185)
At 31 December	618	1,340	1,958	510	1,305	1,815

Accumulated amortisation and impairment
At 1 January	510	821	1,331	446	939	1,385
Transfers to disposal groups	—	(46)	(46)	(6)	(56)	(62)
Transfers from/to fellow subsidiaries	101	8	109	—	(26)	(26)
Currency translation and other adjustments	(3)	(5)	(8)	70	82	152
Disposals and write-off of fully amortised assets	—	(19)	(19)	—	(182)	(182)
Charge for the year - continuing operations	—	69	69	—	48	48
Write down of goodwill and intangible assets
- continuing operations	—	—	—	—	16	16
At 31 December	608	828	1,436	510	821	1331

Net book value at 31 December	10	512	522	—	484	484

Note:

(1)    Principally internally generated software.

	Bank
	2017	2016
	£m	£m
Cost
At 1 January	1,235	1,237
Additions	10	—
Transfers from/to fellow subsidiaries	63	(2)
Disposals and write-off of fully amortised assets	(20)	—
At 31 December	1,288	1,235

Accumulated amortisation
At 1 January	758	739
Transfers from/to fellow subsidiaries	(6)	(26)
Disposals and write-off of fully amortised assets	(20)	—
Charge for the year	66	45
At 31 December	798	758

Net book value at 31 December	490	477

Notes on the accounts

17 Property, plant and equipment

	Group
			Long	Short	Computers	Operating
	Investment	Freehold	leasehold	leasehold	and other	lease
	properties	premises	premises	premises	equipment	assets	Total
2017	£m	£m	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	1,040	1,552	85	531	420	—	3,628
Transfers to disposal groups	—	(472)	(8)	(12)	(205)	—	(697)
Currency translation and other adjustments	18	(37)	—	—	(21)	—	(40)
Transfers from/to fellow subsidiaries	—	11	2	8	17	1,291	1,329
Additions	8	27	3	19	19	199	275
Change in fair value of investment properties - continuing operations	(18)	—	—	—	—	—	(18)
Disposals and write-off of fully depreciated assets	—	(50)	(4)	(180)	(12)	(446)	(692)
At 31 December	1,048	1,031	78	366	218	1,044	3,785

Accumulated impairment, depreciation and amortisation
At 1 January	—	747	32	390	299	—	1,468
Transfers to disposal groups	—	(315)	(4)	(11)	(199)	—	(529)
Currency translation and other adjustments	—	(27)	—	—	(20)	—	(47)
Transfers from/to fellow subsidiaries	—	6	—	4	13	571	594
Disposals and write-off of fully depreciated assets	—	(20)	(3)	(146)	(7)	(265)	(441)
Charge for the year
- from continuing operations	—	32	3	23	13	142	213
- from discontinued operations	—	1	—	—	1	—	2
Write back of property, plant and equipment
- from discontinued operations	—	(55)	—	—	—	—	(55)
At 31 December	—	369	28	260	100	448	1,205
Net book value at 31 December	1,048	662	50	106	118	596	2,580

2016
Cost or valuation
At 1 January	27	1,334	98	587	405	—	2,451
Transfers to disposal groups	—	(55)	(12)	(55)	(54)	—	(176)
Currency translation and other adjustments	35	83	2	55	70	—	245
Purchases of Nordisk properties from intermediate holding company	1,005	—	—	—	—	—	1,005
Transfers from/to fellow subsidiaries	—	197	—	(18)	(30)	—	149
Additions	3	19	3	11	52	—	88
Change in fair value of investment properties - continuing operations	2	—	—	—	—	—	2
Disposals and write-off of fully depreciated assets	(32)	(26)	(6)	(49)	(23)	—	(136)
At 31 December	1,040	1,552	85	531	420	—	3,628

Accumulated impairment, depreciation and amortisation
At 1 January	—	716	40	392	272	—	1,420
Transfers to disposal groups	—	(23)	(8)	(33)	(45)	—	(109)
Currency translation and other adjustments	—	28	1	37	102	—	168
Transfers from/to fellow subsidiaries	—	9	—	(8)	(24)	—	(23)
Disposals and write-off of fully depreciated assets	—	(16)	(3)	(38)	(20)	—	(77)
Charge for the year
- from continuing operations	—	29	2	36	12	—	79
- from discontinued operations	—	2	—	4	2	—	8
Write down of property, plant and equipment
- discontinuing operations	—	2	—	—	—	—	2
At 31 December	—	747	32	390	299	—	1,468

Net book value at 31 December	1,040	805	53	141	121	—	2,160

Investment property valuations principally employ present value techniques that discount expected cash flows. Expected cash flows reflect rental income, occupancy and residual market values; valuations are sensitive to changes in these factors. The investment property fair value measurements are categorised as level 3. A 5% change in the most sensitive assumption, residual values, is £40 million.

Valuations were carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body; property with a fair value of £183 million (2016 - £196 million) was valued by independent valuers.

Rental income from investment properties was £81 million (2016 - £18 million). Direct operating expenses of investment properties were £9 million (2016 - £3 million).

Notes on the accounts

17 Property, plant and equipment continued

	Bank
		Long	Short	Computers
	Freehold	leasehold	leasehold	and other
	premises	premises	premises	equipment	Total
2017	£m	£m	£m	£m	£m
Cost or valuation
At 1 January	864	66	496	107	1,533
Transfers to disposal groups	(61)	(8)	(1)	(3)	(73)
Transfers from/to fellow subsidiaries	10	2	5	9	26
Additions	22	1	19	15	57
Disposals and write-off of fully depreciated assets	(46)	(2)	(173)	(3)	(224)
At 31 December	789	59	346	125	1,319

Accumulated impairment, depreciation and amortisation
At 1 January	351	27	360	8	746
Transfers to disposal groups	(27)	(4)	(1)	—	(32)
Transfers from/to fellow subsidiaries	6	—	2	7	15
Disposals and write-off of fully depreciated assets	(18)	(2)	(139)	—	(159)
Charge for the year	25	2	21	9	57
At 31 December	337	23	243	24	627

Net book value at 31 December	452	36	103	101	692

2016
Cost or valuation
At 1 January	878	65	496	67	1,506
Additions	8	3	9	41	61
Disposals and write-off of fully depreciated assets	(22)	(2)	(9)	(1)	(34)
At 31 December	864	66	496	107	1,533

Accumulated impairment, depreciation and amortisation
At 1 January	337	26	331	1	695
Disposals and write-off of fully depreciated assets	(13)	(1)	(5)	—	(19)
Charge for the year	27	2	34	7	70
At 31 December	351	27	360	8	746

Net book value at 31 December	513	39	136	99	787

18 Prepayments, accrued income and other assets

	Group		Bank
	2017	2016	2017	2016
	£m	£m	£m	£m
Prepayments	47	40	21	31
Accrued income	172	189	117	104
Tax recoverable	2	3	—	—
Pension schemes in net surplus (see Note 4)	22	15	16	15
Interests in associates	21	47	—	7
Other assets	366	240	161	44
	630	534	315	201

Notes on the accounts

19 Discontinued operations and assets and liabilities of disposal groups

As part of implementing the legislation following the recommendations of the Independent Commission on Banking, NatWest Group Holdings Corp (NWGH), which is a direct subsidiary of NatWest and which wholly owns RBS Securities Inc (RBSSI), is due to be transferred to RBSG by 1 January 2019 in preparation for ring-fencing. Accordingly, NWGH is classified as a disposal group at 31 December 2017 and presented as a discontinued operation, with comparative income statement and related notes re-presented.

On 1 January 2017 Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings. NatWest Holdings is a subsidiary of RBS plc, the immediate parent company of the Group. Accordingly, UBIH was classified as a disposal group at 31 December 2016 and presented as a discontinued operation.

(a) Profit from discontinued operations, net of tax

	2017	2016	2015
	£m	£m	£m
NWGH
Interest income	—	—	1
Interest expense	(17)	(4)	(7)
Net interest income	(17)	(4)	(6)
Other income	99	146	412
Total income	82	142	406
Operating expenses	(724)	(1,859)	(2,868)
Loss before impairment losses	(642)	(1,717)	(2,462)
Impairment losses	—	(6)	(2)
Operating loss before tax	(642)	(1,723)	(2,464)
Tax credit/(charge)	7	(23)	84
Loss from NWGH discontinued operations, net of tax	(635)	(1,746)	(2,380)

UBIH
Interest income	—	482	487
Interest expense	—	(72)	(124)
Net interest income	—	410	363
Other income	—	122	141
Total income	—	532	504
Operating expenses	—	(584)	(341)
(Loss)/profit before impairment losses	—	(52)	163
Impairment losses	—	112	676
Operating profit before tax	—	60	839
Tax credit/(charge)	—	3	(3)
Profit from UBIH discontinued operations, net of tax	—	63	836

Note:

(1)      Other comprehensive loss from discontinued operations for the  year ended 31 December 2017 was £67 million.

(b) Operating cash flows attributable to discontinued operations

	2017	2016	2015
	£m	£m	£m
Net cash flows from operating activities	(795)	2,560	(2,724)
Net cash flows from investing activities	4	178	211
Net cash flows from financing activities	502	(1,802)	(5)
Net increase in cash and cash equivalents	(361)	1,675	(2,463)

Notes on the accounts

19 Discontinued operations and assets and liabilities of disposal groups continued

(c) Assets and liabilities of disposal groups

	2017	2016
	£m	£m
Assets of disposal groups
Cash and balances at central banks	—	249
Loans and advances to banks	10,381	2,418
Loans and advances to customers	8,838	18,922
Debt securities and equity shares	4,062	2,953
Derivatives	3	94
Property, plant and equipment	168	67
Settlement balances	1,011	—
Other assets	63	273
	24,526	24,976

Liabilities of disposal groups
Deposits by banks	3,168	1,309
Customer accounts	13,976	16,113
Derivatives	2	126
Debt securities in issue	—	1,179
Subordinated liabilities	804	76
Settlement balances	1,532	—
Short positions	2,436	—
Provisions for liabilities and charges	1,722	202
Other liabilities	209	308
	23,849	19,313

At 31 December 2017, disposal groups comprise the third party net assets of NWHG due to be distributed to RBSG before 1 January 2019; costs to distribute are expected to be immaterial. At 31 December 2016, disposal groups comprise the third party net assets of UBIH and the Group’s interest in RBS International.

Debt securities and equity shares are carried at fair value and are primarily classed as Level 1in the fair value hierarchy.

20 Short positions

	Group
	2017	2016
	£m	£m
Debt securities
- Government	—	4,497
- other issuers	—	94
	—	4,591

Note:

(1)       All short positions are classified as held-for-trading.

Notes on the accounts

21 Provisions for liabilities and charges

	Group
	Payment	Other	Residential	Litigation and
	protection	customer	mortgage backed	other	Property
Provisions for liabilities and charges	insurance (1)	redress	securities (2)	regulatory (3)	and other (4)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2017	753	562	4,966	86	292	6,659
Transfer to disposal groups	—	—	(1,683)	(12)	(27)	(1,722)
Acquisition of business	—	55	—	4	13	72
Currency translation and other movements	—	—	(386)	(14)	27	(373)
Charge to income statement
- from continuing operations	107	31	—	50	276	464
- from discontinued operations	—	—	600	—	8	608
Releases to income statement
- from continuing operations	(3)	(43)	—	(2)	(78)	(126)
- from discontinued operations	—	—	(50)	—	—	(50)
Provisions utilised	(225)	(219)	(3,447)	(47)	(196)	(4,134)
At 31 December 2017	632	386	—	65	315	1,398

	Bank
	Payment	Other	Litigation
	protection	customer	and other	Property
Provisions for liabilities and charges	insurance (1)	redress	regulatory (3)	and other (4)	Total
	£m	£m	£m	£m	£m
At 1 January 2017	744	538	—	251	1,533
Acquisition of business	—	—	—	1	1
Currency translation and other movements	—	—	(1)	(1)	(2)
Charge to income statement	107	33	5	209	354
Releases to income statement	(6)	(47)	—	(66)	(119)
Provisions utilised	(223)	(198)	(2)	(152)	(575)
At 31 December 2017	622	326	2	242	1,192

For the notes to these tables refer to the following page.

Notes on the accounts

21 Provisions for liabilities and charges continued

Notes:

(1) To reflect the increased volume of complaints following the FCA’s introduction of an August 2019 timebar as outlined in FCA announcement CP17/3 and the introduction of new Plevin (unfair commission) complaint handling rules, the Group increased its provision for PPI by £107 million in 2017 (2016 - £362 million, 2015 - £359 million, 2014 - £440 million) bringing the cumulative charge to £3.0 billion, of which £2.1 billion (70%) in redress and £0.3 billion in administrative expenses had been paid by 31 December 2017. Of the £3.0 billion cumulative charge, £2.7 billion relates to redress and £0.3 billion to administrative expenses.

The principal assumptions underlying the Group’s provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive before 29 August 2019; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules. The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
Assumptions	Actual to date	Future expected	Change in assumption %	Consequential change in provision £m
Customer initiated complaints (1)	1,423k	256k	+/-5	+/-18
Uphold rate (2)	90%	94%	+/-1	+/-4
Average redress (3)	£1,681	£1,476	+/-5	+/-18
Processing costs per claim (4)	£160	£142	+/- £10	+/- 1

Notes:

(1)                     Claims received directly by the Group to date, including those received via CMCs and Plevin (commission) only. Excluding those for  proactive mailings and where no PPI policy exists.

(2)                     Average uphold rate per customer initiated claims received directly by the Group to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.

(3)                     Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.

(4)                     Processing costs per claim on a valid complaints basis, includes direct staff costs and associated overhead - excluding FOS fees.

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

(2)   In the US, the Group is subject to civil litigation and various investigations relating to its issuance and underwriting of US mortgage-backed securities (RMBS). Additional charges of US$92 million (£71 million) and US$333 million (£258 million) were taken in Q2 2017 and Q4 2017 respectively, in connection with these matters, resulting in a year to date charge of US$774 million (£600 million). Detailed descriptions of the Group’s legal proceedings and discussion of the associated uncertainties are given in Note 30.

In July 2017, the RBS Group reached a settlement with the Federal Housing Finance Agency (FHFA) as conservator of Fannie Mae and Freddie Mac, to resolve claims by FHFA in relation to the RBS Group’s issuance and underwriting of approximately US$32 billion (£25 billion) of RMBS in the US. As part of the settlement, FHFA’s outstanding litigation against the RBS Group relating to those securities was withdrawn.

Under the settlement, the RBS Group paid FHFA US$5.5 billion (£4.2 billion), of which US$754 million (£581 million) was reimbursed to the RBS Group under indemnification agreements with third parties. The cost to the RBS Group (net of the indemnity mentioned above) of US$4.75 billion (£3.65 billion) was largely covered by then-existing provisions but an incremental charge of US$196 million (£151 million) was recorded in Q2 2017 in relation to the settlement.

(3)   The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Details of these investigations and a discussion of the nature of the associated uncertainties are given in Note 30.

(4)     The majority of property provisions relate to vacant leasehold property and comprise the present value of the shortfall between rentals payable and rentals receivable from sub-letting. Other provisions include restructuring provisions of £110 million principally in relation to termination benefits.

Notes on the accounts

22 Accruals and other liabilities

	Group		Bank
	2017	2016	2017	2016
	£m	£m	£m	£m
Notes in circulation	803	752	—	—
Current tax	378	94	335	47
Accruals	280	401	193	191
Deferred income	170	152	137	118
Deferred tax (see Note 23)	22	23	—	—
Other liabilities	993	475	118	111
	2,646	1,897	783	467

23 Deferred tax

	Group		Bank
	2017	2016	2017	2016
	£m	£m	£m	£m
Deferred tax liability	22	23	—	—
Deferred tax asset	(1,079)	(1,391)	(1,060)	(1,365)
Net deferred tax asset	(1,057)	(1,368)	(1,060)	(1,365)

Net deferred tax asset comprised:

	Group
					Available-		Tax
		Accelerated			for-sale	Cash	losses
		capital		Deferred	financial	flow	carried
	Pension	allowances	Provisions	gains	assets	hedging	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2016	(873)	(6)	(61)	18	7	4	(869)	(8)	(1,788)
Acquisitions and disposals of subsidiaries	1	—	—	3	4	—	249	—	257
(Credit)/charge to income statement
- from continuing operations	(51)	(4)	(2)	1	(5)	(5)	41	9	(16)
- from discontinued operations	—	—	—	—	—	—	(5)	—	(5)
Charge/(credit) to other comprehensive income	207	—	—	—	(5)	1	—	(1)	202
Currency translation and other adjustments	1	16	—	(5)	—	—	(35)	5	(18)
At 1 January 2017	(715)	6	(63)	17	1	—	(619)	5	(1,368)
Acquisitions and disposals of subsidiaries	—	30	—	—	—	—	—	—	30
Charge/(credit) to income statement	3	(32)	20	(5)	—	—	64	—	50
Charge/(credit) to other comprehensive income	230	—	—	(1)	—	—	—	—	229
Currency translation and other adjustments	3	—	(3)	1	—	—	—	1	2
At 31 December 2017	(479)	4	(46)	12	1	—	(555)	6	(1,057)

	Bank
					Available		Tax
		Accelerated			for sale	Cash	losses
		capital		Deferred	financial	flow	carried
	Pension	allowances	Provisions	gains	assets	hedging	forward	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2016	(877)	(9)	(47)	14	1	—	(628)	—	(1,546)
(Credit)/charge to income statement	(58)	(1)	(3)	(1)	(1)	(1)	23	—	(42)
Charge/(credit) to other comprehensive income	223	—	(1)	—	—	1	—	—	223
At 1 January 2017	(712)	(10)	(51)	13	—	—	(605)	—	(1,365)
Charge/(credit) to income statement	6	(6)	14	(2)	—	—	64	—	76
Charge/(credit) to other comprehensive income	229	—	—	(1)	—	—	—	—	228
Currency translation and other adjustments	—	—	—	1	—	—	—	—	1
At 31 December 2017	(477)	(16)	(37)	11	—	—	(541)	—	(1,060)

Notes on the accounts

23 Deferred tax continued

Deferred tax assets in respect of unused tax losses are recognised if the losses can be used to offset probable future taxable profits after taking into account the expected reversal of other temporary differences. Recognised deferred tax assets in respect of tax losses are analysed further below.

	2017	2016
	£m	£m
UK tax losses carried forward
- National Westminster Bank Plc	541	605
- Ulster Bank Limited	14	14
	555	619

UK tax losses

Under UK tax rules, tax losses can be carried forward indefinitely.  In periods from 1 April 2015, the Finance Act 2015 limits the offset of losses carried forward by UK banks to 50% of profits.  In periods from 1 April 2016, the Finance Act 2016 further limits the offset of losses carried forward by UK banks to 25% of profits.  The main rate of UK Corporation Tax reduced from 20% to 19% from 1 April 2017 and will reduce to 17% from 1 April 2020.  Under the Finance (No 2) Act 2015, tax losses arising prior to 1 January 2016 are given credit in future periods at the main rate of UK corporation tax, excluding the Banking Surcharge rate (8%) introduced by the Act.  Deferred tax assets and liabilities at 31 December 2017 take into account the reduced rates in respect of tax losses and non-banking temporary differences and where appropriate, the banking surcharge inclusive rate in respect of other banking temporary differences.

National Westminster Bank Plc – A deferred tax asset of £541 million has been recognised in respect of total losses of £3,092 million. The losses arose principally as a result of significant impairment and conduct charges between 2009 and 2012 during challenging economic conditions in the UK banking sector. National Westminster Bank plc returned to tax profitability during 2015 and expects the deferred tax asset to be substantially consumed by future taxable profits by the end of 2024.  A reduction in annual profits by £120 million would extend the recovery of the deferred tax asset by one year.

Unrecognised deferred tax

Deferred tax assets of £1,886 million (2016 - £2,665 million) have not been recognised in respect of tax losses and other temporary differences carried forward of £6,673 million (2016 - £8,000 million) in jurisdictions where doubt exists over the availability of future taxable profits.  Of these losses and other temporary differences, £6,578 million expire after five years.  The balance of tax losses and other temporary differences carried forward has no expiry date.

Deferred tax liabilities of £104 million (2016 - £108 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further taxation.  No taxation is expected to arise in the foreseeable future in respect of held-over gains. Dividends received from overseas are largely exempt from UK tax.

Notes on the accounts

24 Subordinated liabilities

	Group		Bank
	2017	2016	2017	2016
	£m	£m	£m	£m
Dated loan capital	3,321	4,626	3,313	3,324
Undated loan capital	2,291	2,331	2,184	2,228
Preference shares	143	338	143	338
	5,755	7,295	5,640	5,890

The following tables analyse the remaining contractual maturity of subordinated liabilities by the final redemption date and by the next call date.

	Group
	2018	2019	2020-2022	2023-2027	Thereafter	Perpetual	Total
2017 - final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	18	1,000	299	1,998	—	1,632	4,947
US dollar	2	—	—	—	—	524	526
Euro	1	—	—	—	—	273	274
Other	—	—	—	—	—	8	8
	21	1,000	299	1,998	—	2,437	5,755

	Group
	Currently	2018	2019	2020-2022	2023-2027	Thereafter	Perpetual	Total
2017 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	701	3,718	—	387	—	—	141	4,947
US dollar	—	526	—	—	—	—	—	526
Euro	—	158	9	—	—	—	107	274
Other	—	—	8	—	—	—	—	8
	701	4,402	17	387	—	—	248	5,755

	Group
	2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	19	—	1,408	2,030	—	1,617	5,074
US dollar	6	325	—	—	—	777	1,108
Euro	344	—	154	343	—	264	1,105
Other	—	—	—	—	—	8	8
	369	325	1,562	2,373	—	2,666	7,295

	Group
	Currently	2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	1,689	18	2,700	408	89	—	170	5,074
US dollar	1,108	—	—	—	—	—	—	1,108
Euro	162	343	—	154	326	—	120	1,105
Other	8	—	—	—	—	—	—	8
	2,967	361	2,700	562	415	—	290	7,295

Notes on the accounts

24 Subordinated liabilities continued

	Bank
	2018	2019	2020-2022	2023-2027	Thereafter	Perpetual	Total
2017 - final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	18	1,000	299	2,000	—	1,630	4,947
US dollar	2	—	—	—	—	524	526
Euro	1	—	—	—	—	166	167
	21	1,000	299	2,000	—	2,320	5,640

	Bank
	Currently	2018	2019	2020-2022	2023-2027	Thereafter	Perpetual	Total
2017 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	701	3,718	—	388	—	—	140	4,947
US dollar	—	526	—	—	—	—	—	526
Euro	—	167	—	—	—	—	—	167
	701	4,411	—	388	—	—	140	5,640

	Bank
	2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - final redemption	£m	£m	£m	£m	£m	£m	£m
Sterling	18	—	1,310	2,001	—	1,628	4,957
US dollar	6	—	—	—	—	765	771
Euro	1	—	—	—	—	161	162
	25	—	1,310	2,001	—	2,554	5,890

	Bank
	Currently	2017	2018	2019-2021	2022-2026	Thereafter	Perpetual	Total
2016 - call date	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	1,700	18	2,701	309	89	—	140	4,957
US dollar	771	—	—	—	—	—	—	771
Euro	162	—	—	—	—	—	—	162
	2,633	18	2,701	309	89	—	140	5,890

	Capital	2017	2016
Transfers from fellow subsidiaries	treatment	£m	£m
National Westminster Bank Plc
SEK 3 million dated notes (1)	Tier 1	—	8
Note:
(1) Nordisk Issuance - transferred from RBS to NatWest in 2016 in preparation for ring-fencing.

	Capital	2017	2016
Redemptions in the period (values as at date of transaction)	treatment	£m	£m
National Westminster Bank Plc
US$ 300 million 8.6250% non-cumulative preference shares (callable)	Tier 1	178	—

Coutts & Company
€20 million floating rate subordinated loan capital 2023	Tier 2	18	—
£30 million floating rate subordinated loan capital - 2023	Tier 2	30	—
£13.3 million 0.7294% undated subordinated notes	Tier 2	13	—
US$ 15 million 0.4691% undated subordinated notes	Tier 2	11	—

Ulster Bank Limited
£100 million floating rate subordinated loan capital 2019	Tier 2	100	—
€120 million perpetual floating rate notes 2020	Tier 2	107	—
€60 million perpetual floating rate notes 2020	Tier 2	53	—
€280 million subordinated loan capital December 2022	Tier 2	249	—
€400 million subordinated loan December 2017	Tier 2	355	—
		1,114	—

Notes on the accounts

24 Subordinated liabilities continued

	Capital	2017	2016
Dated loan capital	treatment	£m	£m
National Westminster Bank Plc
£300 million 6.50% notes 2021 (not callable)	Tier 2	305	315
£2,000 million floating rate notes 2023 (callable January 2018)	Tier 2	2,008	2,009
£1,000 million floating rate notes 2019 (callable quarterly)	Tier 2	1,000	1,000
		3,313	3,324

Notes:

(1) In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(2) Except as stated above, claims in respect of the Group’s dated loan capital are subordinated to the claims of other creditors. None of the Group’s dated loan capital is secured.

(3) Interest on all floating rate subordinated notes is calculated by reference to market rates.

	Capital	2017	2016
Undated loan capital	treatment	£m	£m
National Westminster Bank Plc
US$193 million floating rate notes (callable semi-annually)	Tier 2	144	157
US$229 million floating rate notes (callable semi-annually)	Tier 2	171	187
US$285 million floating rate notes (callable semi-annually)	Tier 2	211	232
€178 million floating rate notes (callable quarterly)	Tier 2	158	153
€100 million floating rate notes (callable quarterly)	Tier 2	9	9
£53 million 7.125% notes (callable every five years from October 2022)	Tier 2	55	55
£35 million 11.50% notes (callable December 2022) (1)	Tier 2	35	35
£700 million floating rate notes (callable every five years from January 2018)	Tier 2	700	700
£700 million floating rate notes (callable quarterly from September 2016)	Tier 2	701	700
		2,184	2,228

Notes:

(1) Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.

(2) The company can satisfy interest payment obligations by issuing sufficient ordinary shares to appointed Trustees to enable them, on selling these shares, to settle the interest payment.

(3) Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.

(4) In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(5) Interest on all floating rate subordinated notes is calculated by reference to market rates.

	Capital	2017	2016
Preference shares (1)	treatment	£m	£m
National Westminster Bank Plc
£140 million 9.00% Series A non-cumulative preference shares of £1 (not callable)	Tier 1	143	143
US$300 million 8.625% Series C non-cumulative preference shares of US$25
(callable quarterly)	Tier 1	—	195
		143	338

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

Notes on the accounts

25 Share capital and reserves

	2017	2016	Number of shares - millions
Allotted, called up and fully paid	£m	£m	2017	2016
Ordinary shares of £1	1,678	1,678	1,678	1,678
Non-cumulative preference shares of £1	140	140	140	140
Non-cumulative preference shares of US$25	—	123	—	10

Ordinary shares

The bank did not pay an ordinary dividend in 2017 (2016 - nil million; 2015 - nil)

Preference shares

The 9% non-cumulative preference shares Series A of £1 each are non-redeemable.

In December 2017 the non-cumulative preference shares Series C of US$25 were redeemed in whole.

The holders of sterling preference shares are entitled, on the winding-up of the Bank, to priority over the ordinary shareholders as regards payment of capital. Otherwise the holders of preference shares are not entitled to any further participation in the profits or assets of the Bank and accordingly these shares are classified as non-equity shares.

The holders of sterling preference shares are not entitled to receive notice of, attend, or vote at any general meeting unless the business of the meeting includes the consideration of a resolution for the winding-up of the Bank or the sale of the whole of the business of the Bank or any resolution directly affecting any of the special rights or privileges attached to any of the classes of preference shares.

Under IFRS, the Group’s preference shares are classified as debt and are included in subordinated liabilities on the balance sheet (see Note 24).

Reserves

Under UK companies legislation, when shares are redeemed or purchased wholly or partly out of the company’s profits, the amount by which the company’s issued share capital is diminished must be transferred to the capital redemption reserve. The capital maintenance provisions of UK companies legislation apply to the capital redemption reserve as if it were part of the company’s paid up share capital.

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account and capital redemption reserve of £608 million (2016 and 2015 - £459 million) included within other reserves.

The Group received capital contributions of £51 million (2016 - £1,300 million; 2015 - £800 million) from the holding company for which no additional share capital was issued. As such, these were recorded as capital contributions in retained earnings.

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

Notes on the accounts

26 Leases

Minimum amounts receivable under non-cancellable leases

						Operating lease
	Finance lease contracts and hire purchase agreements					assets:
	Gross	Present value	Other	Future	Present	future minimum
	amounts	adjustments	movements	Drawdowns	value	lease rentals
Year in which receipt will occur	£m	£m	£m	£m	£m	£m
2017
Within 1 year	2,817	(203)	(96)	(70)	2,448	129
After 1 year but within 5 years	3,736	(261)	(94)	—	3,381	256
After 5 years	467	(112)	(27)	—	328	16
Total	7,020	(576)	(217)	(70)	6,157	401

2016
Within 1 year	111	(12)	(1)	—	98	—
After 1 year but within 5 years	170	(45)	(8)	—	117	—
After 5 years	228	(84)	(19)	—	125	—
Total	509	(141)	(28)	—	340	—

	2017	2016	2015
	£m	£m	£m
Nature of operating lease assets on the balance sheet
Transportation	280	—	—
Cars and light commercial vehicles	45	—	—
Other	271	—	—
	596	—	—

Amounts recognised as income and expense
Finance leases - contingent rental income	—	(3)	(3)
Operating leases - minimum rentals payable	80	97	78
Finance lease contracts and hire purchase agreements
Accumulated allowance for uncollectable minimum receivables	63	—	—

There were no amounts recognised as income and expense in discontinued operations (2016 - £11 million; 2015 - £11 million) in relation to operating leases – minimum rentals payable.

Residual value exposures

The table below gives details of the unguaranteed residual value included in the carrying value of finance lease receivables and operating lease assets (refer to page 131 and 132).

	2017					2016
	Year in which residual value will be recovered					Year in which residual value will be recovered
		After 1 year	After 2 years				After 1 year	After 2 years
	Within 1	but within	but within	After 5		Within 1	but within	but within	After 5
	year	2 years	5 years	years	Total	year	2 years	5 years	years	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Operating leases
- transportation	26	22	69	17	134	—	—	—	—	—
- cars and light commercial vehicles	5	7	7	—	19	—	—	—	—	—
- other	21	24	30	9	84	—	—	—	—	—
Finance lease contracts	32	20	72	27	151	1	2	6	19	28
Hire purchase agreements	64	2	1	—	67	—	—	—	—	—
	148	75	179	53	455	1	2	6	19	28

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

	Group
	2017				2016
		Debt securities in issue				Debt securities in issue
		Held by third	Held by the			Held by third	Held by the
Asset type	Assets	parties	Group (1)	Total	Assets	parties	Group (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages
- UK (2)	—	—	—	—	1,255	—	—	—
- Irish	—	—	—	—	7,054	1,180	6,621	7,801
- US	—	—	—	—	301	301	—	301
	—	—	—	—	8,610	1,481	6,621	8,102
Cash deposit	—				785
Total	—				9,395

Notes:

(1)       Debt securities retained by the Group may be pledged with central banks.

(2)       These assets have been transferred to SEs that are consolidated by RBS plc.

Covered bond programme

Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group. The Group retains all of the risks and rewards of these loans. The partnerships are consolidated by the RBS Group, the loans retained on the RBS Group’s balance sheet and the related covered bonds included within debt securities in issue of the RBS Group. At 31 December 2017, £8,915 million of mortgages have been assigned to bankruptcy remote limited liability partnerships to provide security for issues of debt securities by the RBS Group (2016 - £7,624 million).

Notes on the accounts

27 Structured entities continued

Unconsolidated structured entities

The Group’s interests in unconsolidated structured entities are analysed below.

	Asset backed
	Securitisation	Investment
	vehicles	funds and other	Total
2017	£m	£m	£m
Loans and advances to customers	—	29	29
Debt securities	1,059	—	1,059
Total	1,059	29	1,088
Liquidity facilities/loan commitments	—	55	55
Total exposure	1059	84	1143

2016
Loans and advances to customers	35	—	35
Derivative assets	8	—	8
Derivatives liabilities	(9)	(1)	(10)
Total	34	(1)	33

Guarantees	—	7	7
Total exposure	34	6	40

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

(3)       In 2017 no assets were transferred into sponsored structured entities (2016 - nil) which are not consolidated by the Group and for which the Group held no interest at 31 December 2017. The income arising from sponsored entitles where the Group holds no interest at year end was nil (2016 - nil).

28 Asset transfers

Under IAS 39 a financial asset is transferred if the Group either (a) transfers the contractual rights to receive the asset’s cash flows; or (b) retains the right to the asset’s cash flows but assumes a contractual obligation to pay those cash flows to a third party.  Following a transfer the financial asset will be derecognised; not derecognised and retained in full on the Group’s balance sheet; or continue to be recognised on the balance sheet to the extent of the Group’s continuing involvement.

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

	Group
	2017	2016
Assets subject to securities repurchase agreements or security lending transactions	£m	£m
Debt securities (1)	—	2,900

Note:

(1) Associated liabilities  were nil (2016 - £2,891 million).

The following table analyses assets that have been transferred but have failed the derecognition rules under IAS 39 and therefore continue to be recognised on the Bank’s balance sheet.

	2017(1)	2016
Asset type	£m	£m
Mortgages
UK mortgages - securitisations (2)	—	1,255
UK mortgages - covered bond programme	8,915	7,624
	8,915	8,879

Notes:

(1)       The associated liabilities are £8,904 million (2016 - £8,866 million).

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

	2017	2016
	NatWest	NatWest
	£m	£m
Shareholders’ equity (excluding non-controlling interests)	15,355	15,297

Regulatory adjustments and deductions
Defined benefit pension fund adjustment	(11)	(15)
Deferred tax assets	(537)	(599)
Prudential valuation adjustments	(1)	(1)
Qualifying deductions exceeding AT1 capital	(41)	(199)
Goodwill and other intangible assets	(490)	(477)
Expected losses less impairments	(511)	(534)
Instruments of financial sector entities where the institution has a significant investment	(456)	(3,019)
Significant investments in excess of secondary capital	—	(80)
Other regulatory adjustments	(7)	20
	(2,054)	(4,904)

CET1 capital	13,301	10,393

Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium subject to phase out	140	175

Tier 1 capital
Instruments of financial sector entities where the institution has a significant investment	(181)	(374)
Qualifying deductions exceeding AT1 capital	41	199
	(140)	(175)

Tier 1 capital	13,301	10,393

Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,412	4,735

Instruments of financial sector entities where the institution has a significant investment	(177)	(112)
	(177)	(112)

Tier 2 capital	4,235	4,623

Total regulatory capital	17,536	15,016

In the management of capital resources, the Group is governed by the RBS Group’s policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the RBS Group has regard to the supervisory requirements of the PRA. The PRA uses capital ratios as a measure of capital adequacy in the UK banking sector, comparing a bank’s capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are ‘weighted’ to reflect the inherent credit and other risks); by international agreement, the Pillar 1 capital ratios, excluding capital buffers should be not less than 8% with a Common equity Tier 1 component of not less than 4%. The Group has complied with the PRA’s capital requirements throughout the year.

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

Notes on the accounts

30 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December 2017. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group’s expectation of future losses.

	Group		Bank
	2017	2016	2017	2016
	£m	£m	£m	£m
Contingent liabilities and commitments
Guarantees and assets pledged as collateral security	674	869	562	648
Other contingent liabilities	871	1,222	823	966
Standby facilities, credit lines and other commitments	53,416	55,363	47,095	48,325
	54,961	57,454	48,480	49,939

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

Notes on the accounts

30 Memorandum items continued

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group’s financial statements. The Group earned fee income of £213 million (2016 - £168 million; 2015 - £230 million) from these activities.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK’s statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Prudential Regulation Authority. In addition, the FSCS has the power to raise levies on a firm that has ceased to participate in the scheme and is in the process of ceasing to be authorised for the costs that it would have been liable to pay had the FSCS made a levy in the financial year it ceased to be a participant in the scheme.

The FSCS has borrowed from HM Treasury (HMT) to fund compensation costs associated with the failure of Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki ‘Icesave’ and London Scottish Bank plc. The industry repaid the remaining balance on the non-Bradford and Bingley loans during the period. The Bradford and Bingley loan is interest bearing with the reference rate being the higher of 12 month LIBOR plus 111 basis points or the relevant gilt rate for the equivalent cost of borrowing from HMT. The FSCS and HM Treasury have agreed that the period of these loans will reflect the expected timetable for recoveries from the estate of Bradford & Bingley.  The total interest element levied on the industry in the 2017/18 scheme year was £202 million (£337 million in the 2016/17 scheme year).

The Group has accrued £8.5 million for its share of estimated FSCS levies.

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	Group		Bank
	2017	2016	2017	2016
	£m	£m	£m	£m
Operating leases
Minimum rentals payable under non-cancellable leases (1)
- within 1 year	68	103	66	89
- after 1 year but within 5 years	205	264	200	232
- after 5 years	596	512	500	408
	869	879	766	729
Contracts to purchase goods or services (2)	117	130	—	—
	986	1,009	766	729

Notes:

(1)       Predominantly property leases.

(2)       Of which due within 1 year: £25 million (2016 - £31 million).

Notes on the accounts

30 Memorandum items continued

Litigation, investigations and reviews

NatWest Group and certain members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (“Matters”) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of these Matters is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of the Matters as at 31 December 2017 (refer to Note 21).

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

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 198.

Litigation

UK 2008 rights issue shareholder litigation

Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against RBSG (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions, in breach of the Financial Services and Markets Act 2000, were made in connection with the rights issue announced by the RBS Group on 22 April 2008. These and other similar threatened claims were consolidated by the Court via a Group Litigation Order. Since then, further High Court claims have been issued against RBS under the Group Litigation Order. Prior to the settlement described below, the aggregate value of the shares subscribed for at 200 pence per share by all of the then claimant shareholders was approximately £4 billion.

In December 2016 the RBS Group concluded full and final settlements with four of the five shareholder groups representing 78 per cent of the claims by value. Further full and final settlements, without any admission of liability were reached and the RBS Group has now concluded the action with over 98 per cent of the claimants.

The aggregate settlement figure available to claimants is £900 million, for which a previously established provision is in place, and is subject to validation of claims.

Notes on the accounts

Litigation, investigations and reviews continued

The Court directed that any claimant choosing not to enter the settlement should, by 28 July 2017, issue an application to restore the proceedings. No such application was made.

Residential mortgage-backed securities (RMBS) litigation in the US

RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the US that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and a purported class action suit.

In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Securities Inc. remains a defendant in a lawsuit relating to RMBS issued by Nomura Holding America Inc. (Nomura) and subsidiaries, filed by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). In May 2015, following a trial, the United States District Court for the Southern District of New York issued a written decision in favour of FHFA, finding, as relevant to the RBS Group, that the offering documents for four Nomura-issued RMBS for which RBS Securities Inc. served as an underwriter contained materially misleading statements about the mortgage loans that backed the securitisations. Nomura and the RBS Group appealed. On 28 September 2017, the court’s judgment against Nomura and RBS Securities Inc. was affirmed by the United States Court of Appeals for the Second Circuit.

RBS Securities Inc. estimates that its net exposure under the court’s judgment is approximately US$318 million, which consists of the difference between the amount of the judgment against RBS Securities Inc. (US$636 million) and the estimated market value of the four RMBS that FHFA would return to RBS Securities Inc. pursuant to the judgment, plus the costs and attorney’s fees that will be due to FHFA if the judgment is upheld. The estimated net exposure in this matter is covered by an existing provision. The judgment is stayed pending defendants’ request for review by the United States Supreme Court, though post-judgment interest on the judgment amount will accrue while that request and any further review is pending. RBS Securities Inc. intends to pursue a contractual claim for indemnification against Nomura with respect to any losses it suffers as a result of this matter.

RBS Group companies are also defendants in a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York. The RBS Group has settled this matter for US$55.3 million, which has been paid into escrow pending court approval of the settlement.

In addition to the above, the remaining RMBS lawsuits against RBS Group companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007.

As at 31 December 2017, the Group’s total aggregate of provisions in relation to certain of the RMBS litigation matters (described immediately above) and RMBS and other securitised products investigations (set out under “Investigations and reviews” on page 154) was £1.7 billion (US$2.3 billion) which has been transferred to disposal groups. The duration and outcome of these investigations and litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

The RBS Group continues to caution that, in connection with RMBS litigation matters and RMBS investigations taken as a whole, further substantial provisions and costs may be recognised and, depending on the final outcomes, other adverse consequences may occur.

London Interbank Offered Rate (LIBOR) and other rates litigation

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

Notes on the accounts

Litigation, investigations and reviews continued

In a series of orders issued in 2013 and 2014, the district court overseeing the coordinated USD proceeding dismissed class plaintiffs’ antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodity Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants’ alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.

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

In a decision issued in December 2016, the district court held that it lacks personal jurisdiction over the RBS Group with respect to certain claims asserted in the coordinated proceeding. Following that decision, the RBS Group has been dismissed from each of the USD LIBOR-related class actions in the coordinated proceeding, subject to appeal, although certain non-class cases, on behalf of particular plaintiffs, remain pending.

On 10 July 2017, the US Federal Deposit Insurance Corporation (FDIC), on behalf of 39 failed US banks, served a claim in the High Court of Justice of England and Wales against the RBS Group, other LIBOR panel banks and the British Bankers’ Association, alleging collusion with respect to the setting of USD LIBOR. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law. The FDIC previously asserted many of the same US law USD LIBOR-related claims against the

RBS Group and others in a lawsuit pending in the United States District Court for the Southern District of New York, though most of the claims in that case have been dismissed, as a result of a series of rulings by that court. The RBS Group’s defence to the High Court claim was filed on 24 November 2017.

Certain members of the Group have also been named as defendants in two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the United States District Court for the Southern District of New York. In the first case, relating to Euroyen TIBOR futures contracts, the court dismissed plaintiffs’ antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, which are proceeding in the discovery phase.

In the second case, relating to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, the court dismissed the case on 10 March 2017 on the ground that the plaintiffs lack standing. Plaintiffs have commenced an appeal of that decision.

Certain members of the Group have also been named as defendants in class actions relating to (i) Euribor, (ii) Swiss Franc LIBOR (iii) Pound sterling LIBOR, (iv) the Singapore Interbank Offered Rate and Singapore Swap Offer Rate, and (v) the Australian Bank Bill Swap Reference Rate, all of which are pending before other judges in the United States District Court for the Southern District of New York. On 21 February 2017, the court in the action relating to Euribor dismissed all claims alleged against the RBS Group for lack of personal jurisdiction.

On 18 August 2017, the court in the action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate dismissed all claims against the RBS Group for lack of personal jurisdiction; however, the court allowed the plaintiffs to replead their complaint, and defendants’ renewed motion to dismiss the amended complaint is pending. On 25 September 2017, the court in the action relating to Swiss Franc LIBOR dismissed all claims against all defendants on various grounds; however, the court held that it has personal jurisdiction over RBS and allowed the plaintiffs to replead their complaint, and defendants’ renewed motion to dismiss the amended complaint is pending. The other matters described in this paragraph (relating to Pound Sterling LIBOR and the Australian Bank Bill Swap Reference Rate) are subject to motions to dismiss that are currently pending.

Details of UK litigation claims in relation to the sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under “Interest rate hedging products litigation” on 162. Details of LIBOR investigations involving the RBS Group are set out under ‘‘Investigations and reviews’’ on page 155.

ISDAFIX antitrust litigation

Beginning in September 2014, The Royal Bank of Scotland plc (RBS plc) and a number of other financial institutions were named as defendants in several purported class action complaints (subsequently consolidated into one complaint) in the United States District Court for the Southern District of New York alleging manipulation of USD ISDAFIX rates. In 2015, RBS plc reached an agreement to settle this matter for US$50 million, and that settlement received preliminary approval from the Court in May 2016. The settlement amount has been paid into escrow pending the final court approval of the settlement.

Notes on the accounts

Litigation, investigations and reviews continued

FX antitrust litigation

In 2015, Group companies settled a consolidated antitrust class action (the “consolidated action”), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into (a) over-the-counter foreign exchange (FX) spot transactions, forwards, swaps, futures, options or other FX transactions the trading or settlement of which is related in any way to FX rates, or (b) exchange-traded FX instruments. Following the Court’s preliminary approval of the settlement in December 2015, the RBS Group paid the total settlement amount (US$255 million) into escrow pending final court approval of the settlement.

On 24 March 2017, the court dismissed a second FX-related antitrust class action, holding that the alleged class of “consumers and end-user businesses” lacked standing to pursue antitrust claims. The plaintiffs in that case have since filed an amended complaint. The defendants made a renewed motion to dismiss the complaint but the court denied that motion on 3 August 2017. As a result, the discovery phase has commenced. The RBS Group and the other defendants are seeking reconsideration of the court’s decision regarding standing or, in the alternative, permission to take an immediate appeal to the United States Court of Appeals for the Second Circuit.

A third FX-related class action, asserting Employee Retirement Income Security Act claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed in September 2016 on the ground that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. The plaintiffs’ appeal of this dismissal remains pending.

Beginning in September 2016, several additional class action complaints were filed in the United States District Court for the Southern District of New York asserting claims on behalf of “indirect purchasers” of FX instruments. The plaintiffs define “indirect purchasers” as persons who were indirectly affected by FX instruments that others entered into directly with defendant banks or on exchanges. The consolidated amended complaint for these matters alleges that certain RBS Group companies and other defendant banks caused damages to the “indirect purchasers” by conspiring to restrain trade in the FX spot market. The plaintiffs have asserted claims under federal and state antitrust laws. The RBS Group and the other defendants have filed a motion to dismiss, which remains pending.

On 12 July 2017, Alpari (US) LLC (Alpari) filed a class action complaint against RBS Group companies in the United States District Court for the Southern District of New York. The complaint alleges that the RBS Group breached contracts with Alpari and other counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look”, and that the rejected orders were later filled at prices less favourable to putative class members.

The complaint contains claims for breach of contract and unjust enrichment. The RBS Group has filed a motion to compel arbitration of Alpari’s claims or, in the alternative, to dismiss those claims for improper venue.

In September 2015, certain members of the Group, as well as a number of other financial institutions, were named as defendants in two class actions filed in Ontario and Quebec on behalf of persons in Canada who entered into foreign exchange transactions or who invested in funds that entered into foreign exchange transactions, alleging that the defendants violated the Canadian Competition Act by conspiring to manipulate the prices of currency trades.

The RBS Group settled the matters for approximately CAD 13 million. The settlement amount has been paid and the settlement has received final court approval.

Certain other foreign exchange transaction related claims have been or may be threatened against the RBS Group in other jurisdictions. The RBS Group cannot predict whether any of these claims will be pursued, but expects that several may.

US Treasury securities antitrust litigation

Beginning in July 2015, numerous class action antitrust complaints were filed in US federal courts against a number of primary dealers of US Treasury securities, including RBS Securities Inc.. The consolidated amended complaint for these matters, pending in the United States District Court for the Southern District of New York, alleges that RBS Securities Inc. and the other defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The complaint asserts claims under the US antitrust laws on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The defendants anticipate filing a motion to dismiss the operative complaint in this matter.

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

Notes on the accounts

Litigation, investigations and reviews continued

In addition, two complaints containing similar allegations of collusion were filed in United States District Court for the Southern District of New York on behalf of TeraExchange and Javelin, who allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means, in violation of the U.S. antitrust laws. In June 2016, all of these matters were transferred to the United States District Court for the Southern District of New York for coordinated or consolidated pretrial proceedings.

In July 2017, the Court overseeing the above matters dismissed all claims against RBS Group companies relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period. Discovery is ongoing.

On 8 June 2017, TeraExchange filed another complaint against the RBS Group and others in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swap if the defendant dealers had not engaged in an unlawful antitrust conspiracy. The RBS Group has filed a motion to dismiss the complaint in this matter

Thornburg adversary proceeding

RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the US bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. In September 2014, the Court largely denied the defendants’ motion to dismiss this matter and, as a result, discovery is ongoing.

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

Property Alliance Group (PAG) v The Royal Bank of Scotland plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million and the trial ended in October 2016. In December 2016 the Court dismissed all of PAG’s claims. PAG appealed that decision, and the appeal hearing closed on 8 February 2018. The judgment is awaited. The decision (subject to the appeal by PAG) may have significance to other similar LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

The case of London Bridge Holdings Ltd and others v RBS plc remains stayed pending the outcome of the PAG appeal. The sum claimed in that case is £446.7 million.

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

The RBS Group has since been successful in opposing an application by a customer to amend its pleadings to include similar claims against RBS, on the basis that the bank does not owe a legal duty of care to customers in carrying out the FCA review. An appeal of that decision was dismissed in July 2017 and permission to further appeal was refused by the UK Supreme Court in December 2017.

Tax dispute

HMRC issued a tax assessment in 2012 against the RBS Group for approximately £86 million regarding a value-added-tax (“VAT”) matter in relation to the trading of European Union Allowances (“EUAs”) by an RBS Group joint venture subsidiary in 2009. The RBS Group has commenced legal proceedings before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the “Tax Dispute”). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, the RBS Group is a named defendant in proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the “Liquidated Companies”) and their respective liquidators (together, “the Claimants”). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of the Tax Dispute. The Claimants are claiming approximately £80 million plus interest and costs by alleging that RBS dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter is currently scheduled to start in June 2018.

Notes on the accounts

Litigation, investigations and reviews continued

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

In March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but in September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit.

The appeals court returned the case to the trial court for consideration of NatWest’s other asserted grounds for summary judgment and, if necessary, for trial. In March 2016, the trial court denied a motion by NatWest to dismiss the case in which NatWest had argued that the court lacked personal jurisdiction over NatWest.

NatWest has since asserted other grounds for summary judgment that the trial court has not previously ruled upon. On 5 October 2017, the United States District Court for the Eastern District of New York dismissed claims against NatWest with respect to two terrorist attacks, but denied NatWest’s summary judgment motion with respect to claims arising from 16 other attacks. No trial date has been set.

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

The NatWest Markets segment in particular has been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities.

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

RMBS and other securitised products investigations

In the US, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the US Department of Justice (DOJ) and several state attorneys general, including those mentioned below, relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs).

These ongoing matters include, among others, active investigations by the DOJ, relating primarily to due diligence on and disclosure related to loans purchased for, or otherwise included in, securitisations and related disclosures.

As at 31 December 2017, the Group’s total aggregate of provisions in relation to certain of the RMBS investigations and RMBS litigation matters (set out under “Litigation” on page 150) was £1.7 billion (US$2.3 billion). The provision at 31 December 2017 has been transferred to disposal groups.

The RBS Group continues to cooperate with the DOJ and with certain state attorneys general in their investigations of RMBS matters. The duration, timing for resolution and outcome of these investigations and RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached. Further substantial provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur as described above and in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on page 198.

In December 2017, RBS Financial Products Inc. agreed to pay US$125 million to settle the RMBS investigation of the California Attorney General. Payment has been made from a previously established provision. Ongoing investigations into the same or similar issues by certain other state attorneys general are at various stages. RBS is in advanced discussions with the New York Attorney General to resolve its investigation, although there is no certainty that any settlement will be reached.

Notes on the accounts

Litigation, investigations and reviews continued

On 26 October 2017, the United States Attorney for the District of Connecticut (USAO) announced that it had entered into a Non-Prosecution Agreement (NPA) with RBS Securities Inc. in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. The NPA, which recognises RBS Securities Inc.’s timely self-reporting and cooperation, required RBS Securities Inc. to pay a penalty of US$35 million, reimburse customers at least US$9.1 million, and continue to cooperate with the investigation. These amounts were covered by provisions existing at the time of settlement. As part of the NPA, the USAO has agreed not to file criminal charges against RBS Securities Inc. relating to certain conduct and information described in the NPA if RBS Securities Inc. complies with the NPA during its one-year term. In March and December 2015, two former RBS Securities Inc. traders entered guilty pleas in the United States District Court for the District of Connecticut, each to one count of conspiracy to commit securities fraud while employed at RBS Securities Inc..

US mortgages - loan repurchase matters

The RBS Group’s NatWest Markets business in North America was a purchaser of non-agency residential mortgages in the secondary market, and an issuer and underwriter of non-agency RMBS.

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

LIBOR and other trading rates

From February 2013 to December 2016, the RBS Group entered into settlements with various governmental authorities in relation to investigations into submissions, communications and procedures around the setting of LIBOR and other interest rates and interest rate trading, which, among other things, required the RBS Group to pay significant penalties. As part of these resolutions, the RBS Group made certain undertakings regarding benchmark interest rates, including the undertakings contained in its February 2013 resolution with the Commodity Futures Trading Commission (CFTC).

The RBS Group continues to co-operate with investigations and requests for information by various other governmental and regulatory authorities, including in the UK, US and APAC.

On 3 February 2017, it was announced that the RBS Group and the CFTC entered into a civil settlement resolving the CFTC’s investigation of ISDAFIX and related trading activities. As part of the settlement, the RBS Group has paid a penalty of US$85 million and agreed to certain undertakings.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA and the CFTC in relation to investigations into failings in RBSG’s FX businesses within its NatWest Markets segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid in November 2014.

In May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its NatWest Markets segment. RBS plc paid a penalty of US$274 million to the Federal Reserve and agreed to pay a penalty of US$395 million to the DOJ to resolve the investigations.

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

Notes on the accounts

Litigation, investigations and reviews continued

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

The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. The Skilled Person’s review was focused on the RBS Group’s UK small and medium sized business customers with credit exposures of up to £20 million whose relationship was managed within the RBS Group’s Global Restructuring Group or within similar units within the RBS Group’s Corporate Banking Division that were focused on customers in financial difficulties. In the period 2008 to 2013 the RBS Group was one of the leading providers of credit to the UK SME sector.

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

The Skilled Person review focused on the allegations made in the Tomlinson Report, and certain observations made by Sir Andrew Large in his 2013 Independent Lending Review, and was broader in scope than the reviews undertaken by Clifford Chance and Mason, Hayes & Curran which are referred to above. The Skilled Person delivered the draft findings from its review to the FCA in March 2016. The RBS Group was then given the opportunity to consider and respond to those draft findings before the Skilled Person delivered its final report to the FCA during September 2016.

In November 2016, the FCA published an update on its review. In response, the RBS Group announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an Independent Third Party. They were developed with the involvement of the FCA, which agreed that they were appropriate steps for the RBS Group to take.

The Group estimates the costs associated with the complaints review process and the automatic refund of complex fees to be approximately £223 million, which was recognised as a provision in 2016. This includes operational costs together with the cost of refunded complex fees and the additional estimated redress costs arising from the complaints process. Of the £223 million provision, £78 million had been utilised by 31 December 2017.

On 23 October 2017, the FCA published an interim report incorporating a summary of the Skilled Person’s report which stated that, further to the general investigation announced in November 2016, the FCA had decided to carry out a more focused investigation. The FCA published its final summary of the Skilled Person’s report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report on 20 February 2018.

Interest rate hedging products (IRHP) redress programme

From 2013, the RBS Group and other banks undertook a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses classified as retail clients or private customers under FSA rules. This exercise was scrutinised by an independent reviewer, KPMG (appointed as a Skilled Person under section 166 of the Financial Services and Markets Act), and overseen by the FCA. The Group provisions in relation to the above redress exercises total £1.0 billion for these matters, virtually all of which had been utilised at 31 December 2017.

Notes on the accounts

Litigation, investigations and reviews continued

Judicial Review of Skilled Person’s role in IRHP review

The RBS Group has been named as an interested party in a number of claims for judicial review of KPMG’s decisions as Skilled Person in the RBS Group’s previously disclosed IRHP redress programme. This follows a similar claim from a customer of another UK bank, also against KPMG.

All of these claims were stayed pending the outcome of the other bank’s case. The trial in that case was heard in January 2016. The court decided in favour of KPMG, finding that (1) KPMG is not a body amenable to judicial review in respect of its role as Skilled Person in this matter; and (2) that there was no unfairness by the other bank in the procedure adopted. The claimant has been granted permission to appeal that decision, and the appeal hearing is expected to take place on 23 and 24 May 2018. The majority of the claims that name the RBS Group as an interested party have been discontinued but there are still several cases which remain stayed pending the outcome of the appeal in the other bank’s case. If the appeal court finds that a section 166-appointed Skilled Person is susceptible to judicial review, these remaining claims against the RBS Group may then proceed to full hearing to assess the fairness of KPMG’s role in the redress programme in those particular cases. If deemed unfair, this could have a consequential impact on the reasonableness of the methodology applied to reviewed and settled IRHP files generally. As there remains some uncertainty, it is not practicable reliably to estimate the impact of this matter, if any, on the RBS Group which may be material.

Investment advice review

In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes were necessary to both advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Subsequent to the FSA announcing the results of its mystery shopping review, the FCA required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the UK Personal & Business Banking (UK PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012.

This review was conducted under section 166 of the Financial Services and Markets Act, under which a Skilled Person was appointed to carry out the exercise. Redress has been paid to certain customers in this sample group. Following discussions with the FCA after issue of the draft section 166 report, the RBS Group agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. The project regarding review/remediation of sales between 1 January 2011 and 1 April 2015 was due to finish at the end of 2017 but this deadline is being extended with completion anticipated by the end of Q1 2018. This is to allow completion of outstanding remediation activity that was impacted by customer responses, and to receive information from third party providers, in addition to concluding small cohorts of work that were postponed until the additional scope was agreed.

In addition, discussions are ongoing with FCA with regard to extending the scope of the review/remediation exercise to include the period from 1 January 2010 to 31 December 2010, with a formal decision expected during Q1 2018. It is not currently anticipated that any extension of scope will require an additional provision to be taken.

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

The Group provisions in relation to investment advice total £105 million to date for these matters, of which £71 million had been utilised as at 31 December 2017.

Packaged accounts

As a result of an uplift in packaged current account complaints, the RBS Group proactively put in place dedicated resources in 2013 to investigate and resolve complaints on an individual basis.

The Group has made gross provisions totalling £229 million to date for this matter.

The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. The RBS Group continues to take into consideration and, where relevant, address the findings from this review.

Notes on the accounts

Litigation, investigations and reviews continued

FCA investigation into the RBS Group plc’s compliance with the Money Laundering Regulations 2007

On 21 July 2017, the FCA notified the RBS Group that it was undertaking an investigation into RBS plc’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. Following amendment to the scope of the investigation, there are currently three areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; (2) compliance with the Terrorism Act 2000 in relation to sanctions screening; and (3) the Suspicious Transactions regime in relation to the events surrounding a particular customer.  The investigations in all three areas are assessing both criminal and civil culpability. The RBS Group is cooperating with the investigations.

Multilateral interchange fees

In September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard’s multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

Separately, in April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries. On 3 August 2017, the EC announced it had also sent Visa a Supplementary Statement of Objections. The EC investigations are ongoing.

In June 2015, a regulation on interchange fees for card payments entered into force. The regulation requires the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The regulation also sets out other reforms including to the Honour All Cards Rule which require merchants to accept all cards with the same level of MIF but not cards with different MIF levels.

In May 2015, the Competition & Markets Authority (CMA) announced that it had closed the investigations into domestic interchange fees on the grounds of administrative priorities.

Whilst there are no recent developments on the above to report, there remains uncertainty around the outcomes of the ongoing EC investigation, and the impact of the regulation, and they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group’s business in this sector

Payment Protection Insurance (PPI)

Since 2011, the RBS Group has been implementing the FCA’s policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12).

In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. The RBS Group is implementing the Policy Statement.

The Group has made provisions totalling £3.0 billion to date for PPI claims, including an additional provision of £107 million in 2017. Of the £3.0 billion cumulative provision, £2.4 billion had been utilised by 31 December 2017.

UK retail banking

In November 2014, the CMA announced its decision to proceed with a market investigation reference (MIR) into retail banking, which would cover personal current account (PCA) and SME banking. On 9 August 2016, the CMA published its final report. The CMA concluded that there are a number of competition concerns in the provision of PCAs, business current accounts and SME lending, particularly around low levels of customers searching and switching, resulting in banks not being put under enough competitive pressure, and new products and new banks not attracting customers quickly enough. The final report set out remedies to address these concerns. These included remedies making it easier for customers to compare products, ensure customers benefit from technological advantages around open banking, improve the current account switching service and provide PCA overdraft customers with greater control over their charges along with additional measures targeted at SME customers.

On 2 February 2017 the CMA published the Retail Banking Market Investigation Order 2017 (the “Order”), which is the primary legal framework setting out the obligations for the implementation of the majority of remedies, including an implementation deadline for each. Other remedies are to be delivered via undertakings signed by Bacs and recommendations to be taken forward by other regulators (including the FCA).

On 19 December 2017 the CMA published directions for the RBS Group and four other banks, which set out revised implementation dates for the delivery of certain obligations relating to open banking under the Order.

Notes on the accounts

Litigation, investigations and reviews continued

On 29 January 2018 the CMA published separate directions for RBS, which set out revised implementation dates for the delivery of certain obligations requiring PCA overdraft alerts to be sent to customers under the Order.

At this stage there remains uncertainty around the financial impact of the remedies once implemented, and so it is not practicable to estimate the potential impact on the RBS Group, which may be material.

FCA Investment and Corporate Banking Market Study

In February 2015, the FCA launched a market study into investment and corporate banking. In October 2016 the FCA published its final report. It found that whilst many clients feel well served by primary capital market services there were some areas where improvements could be made to encourage competition, particularly for smaller clients.

It set out a package of remedies, including prohibiting the use of restrictive contractual clauses and ending league table misrepresentation by asking league table providers to review their recognition criteria. The prohibition on restrictive contractual clauses took effect from 3 January 2018.

Some uncertainty remains around the financial impact of the remedies once implemented and so it is not practicable reliably to estimate the potential impact on the RBS Group. However, at this stage, this impact is not expected to be material.

FCA Asset Management Market Study

In November 2015, the FCA announced that a market study would be undertaken into asset management. In November 2016, the FCA published the interim report which indicated that price competition is weak and expressed concerns around the lack of transparency on the objectives, and appropriate benchmarks, for reporting fund performance. On 28 June 2017, the FCA published the final report which was broadly in line with the interim report and sets out an extensive package of remedies which include providing further protection to investors and driving competitive pressure on asset managers.

Some uncertainty remains around the financial impact of the remedies once implemented and so it is not practicable reliably to estimate the potential impact on the RBS Group. However, at this stage, this impact is not expected to be material.

FCA Mortgages Market Study

In December 2016, the FCA launched a market study into the provision of mortgages. The FCA is expected to publish an interim report in Spring 2018 with the final report expected in Q4 2018.

At this stage, as there is considerable uncertainty around the outcome of this market study, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group which may be material.

FCA Strategic Review of Retail Banking Models

On 11 May 2017 the FCA announced a two phase strategic review of retail banking models. The FCA will use the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

Phase 1 will allow the FCA to enhance its understanding of existing models and how these impact competition and conduct. Phase 2 will evaluate the impacts of economic, technological, social and regulatory factors on these models. A project update is expected in Q2 2018 outlining the FCA’s preliminary conclusions from Phase 1.

At this early stage, as there is considerable uncertainty around the outcome of this review, it is not practicable reliably to estimate the aggregate impact, if any, on the RBS Group, which in due course may be material.

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

Notes on the accounts

Litigation, investigations and reviews continued

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

The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group’s efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group’s US operations. The RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators’ expectations.

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

The RBS Group appointed the independent consultant and their reports were submitted to the authorities in June 2015. The independent consultant review examined a significant number of sanctions alerts and no reportable issues were identified.

Pursuant to the US Dollar Processing Order, the authorities requested a second annual review to be conducted by an independent consultant. The second review was conducted by the independent consultant and reports were submitted to the authorities in September 2016. In line with the first review, and following examination of a significant number of sanctions alerts, the independent consultant did not identify any reportable issues. The authorities have requested a third annual review to be conducted and independent consultant reports are expected to be issued during Q1 2018.

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

As required by the Programme, Coutts & Co Ltd. subsequently conducted a review of its US related accounts and presented the results of the review to the DOJ. In December 2015, Coutts & Co Ltd. entered into a non-prosecution agreement (the NPA) in which Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with DOJ’s investigations, and commit no U.S. federal offences.  If Coutts & Co Ltd. abides by the NPA, the DOJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts.

Notes on the accounts

Litigation, investigations and reviews continued

Enforcement proceedings and investigations in relation to Coutts & Co Ltd

The Swiss Financial Market Supervisory Authority (FINMA) has been taking enforcement proceedings against Coutts & Co Ltd, a member of RBS incorporated in Switzerland, with regard to certain client accounts held with Coutts & Co Ltd relating to allegations in connection with the Malaysian sovereign wealth fund 1MDB. On 2 February 2017, FINMA announced that Coutts & Co Ltd had breached money laundering regulations by failing to carry out adequate background checks into business relationships and transactions associated with 1MDB. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. FINMA is currently investigating three individuals in connection with 1MDB.

In addition, Coutts & Co Ltd is cooperating with investigations and enquiries from authorities in other jurisdictions in relation to the same subject matter. In this context, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

The outcomes of other proceedings, investigations and enquiries are uncertain but may include financial consequences and/or regulatory sanctions.

Regulator requests concerning certain historic Russian transactions

Media coverage in 2017 highlighted an alleged money laundering scheme involving Russian entities between 2010 and 2014. Allegedly certain European banks, including the RBS Group and 16 other UK based financial institutions, and certain US banks, were involved in processing certain transactions associated with this scheme. The RBS Group has responded to requests for information from the FCA, PRA and regulators in other jurisdictions.

Notes on the accounts

31 Net cash flow from operating activities	Group			Bank
	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
Operating profit/(loss) before tax - continuing operations	3,516	1,499	711	665	4,060	(1,105)
Loss before tax - discontinued operations	(642)	(1,663)	(1,625)	—	—	—
Decrease/(increase) in prepayments and accrued income	16	(62)	123	(4)	(15)	17
Interest on subordinated liabilities	218	243	250	55	234	243
(Decrease)/increase in accruals and deferred income	(118)	(66)	(294)	29	49	(139)
Impairment losses/(releases)	311	19	(728)	255	155	(12)
Loans and advances written-off net of recoveries	(504)	(2,885)	(7,194)	(441)	(442)	(779)
Unwind of discount on impairment losses	(31)	(75)	(96)	(29)	(35)	(47)
(Profit)/loss on sale of property, plant and equipment	(68)	(5)	(3)	(16)	(2)	8
Loss/(profit) on sale of subsidiaries and associates	420	(114)	84	67	—	15
(Profit)/loss on sale of securities	(440)	(19)	(9)	—	—	—
Charge for defined benefit pension schemes	131	97	288	110	46	181
Pension scheme curtailments or settlements gain	—	—	(57)	—	—	—
Cash contribution to defined benefit pension schemes	(157)	(4,473)	(807)	(127)	(4,349)	(724)
Other provisions charged net of releases	896	2,515	3,099	235	681	914
Other provisions utilised	(4,134)	(1,761)	(1,043)	(575)	(488)	(638)
Depreciation and amortisation	232	137	453	123	115	111
Write down of goodwill and other intangible assets	—	16	107	—	—	—
Write back/(write down) of investment in subsidiaries	—	—	—	7,838	(73)	2,001
Elimination of foreign exchange differences	22	(969)	(404)	79	(914)	77
Other non-cash items	(806)	(619)	431	40	(8)	352
Net cash (outflow)/inflow from trading activities	(1,138)	(8,185)	(6,714)	8,304	(986)	475
(Increase)/decrease in loans and advances to banks and customers	(16,894)	(19,552)	10,879	(13,777)	(12,213)	(3,749)
Decrease/(increase) in securities	4,112	1,874	4,488	7	(7)	1
(Increase)/decrease in other assets	(7,631)	245	(134)	(162)	224	(214)
Decrease/(increase) in derivative assets	1,586	(1,360)	1,260	805	(996)	1,026
Changes in operating assets	(18,827)	(18,793)	16,493	(13,127)	(12,992)	(2,936)
Increase/(decrease) in deposits by banks and customers	19,085	14,272	(4,307)	31,916	5,623	4,317
Increase/(decrease) in debt securities in issue	95	7	(234)	—	—	—
Increase/(decrease) in other liabilities	18,485	484	1,628	12	61	(449)
(Decrease)/increase in derivative liabilities	(1,474)	2,059	(1,788)	(821)	1,643	(1,461)
(Decrease)/increase in settlement balances and short positions	(573)	744	(3,020)	33	(39)	(19)
Changes in operating liabilities	35,618	17,566	(7,721)	31,140	7,288	2,388
Income taxes (paid)/received	(190)	(77)	169	(35)	(131)	62
Net cash inflow/(outflow) from operating activities	15,463	(9,489)	2,227	26,282	(6,821)	(11)

Notes on the accounts

32 Analysis of the net investment in business interests and intangible assets

	Group			Bank
	2017	2016	2015	2017	2016	2015
Acquisitions and disposals	£m	£m	£m	£m	£m	£m
Value recognised for business transferred from fellow subsidiary	(439)	(307)	—	(738)	—	—
Additional investments in Group undertakings	—	—	—	(2,879)	(307)	(700)
Fair value given for business acquired	(90)	—	—	—	—	—
Net outflow of cash in respect of purchases	(529)	(307)	—	(3,617)	(307)	(700)

Disposal of investment in group undertakings	—	—	—	166	—	—
Other assets sold	6,525	(1,033)	(2,632)	7	—	—
Non-cash consideration	(7)	(15)	—	(111)	—	—
(Loss)/profit on disposal	(420)	114	(84)	(67)	—	(15)
Net inflow/(outflow) of cash in respect of disposals	6,098	(934)	(2,716)	(5)	—	(15)

Dividends received from associates	(1)	—	—	—	—	—
Net cash expenditure on intangible assets	(25)	(6)	—	—	—	—
Net inflow/(outflow)	5,543	(1,247)	(2,716)	(3,622)	(307)	(715)

33 Interest received and paid

	Group			Bank
	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
Interest received	6,263	6,270	6,313	5,154	5,133	5,084
Interest paid	(798)	(1,137)	(1,520)	(567)	(909)	(1,225)
	5,465	5,133	4,793	4,587	4,224	3,859

34 Analysis of changes in financing during the year

	Group						Bank
	Share capital			Subordinated			Share capital			Subordinated
	and share premium			liabilities			and share premium			liabilities
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	3,903	3,903	3,903	7,295	7,016	7,436	3,903	3,903	3,903	5,890	5,741	6,122
Issue of subordinated liabilities				507	—	—				—	—	—
Repayment of subordinated liabilities				(936)	—	(387)				—	—	—
Redemption of preference shares				(178)						—	—	—
Net cash outflow from financing	—	—	—	(607)	—	(387)	—	—	—	(178)	—	(387)
Currency translation and other adjustments	—	—	—	(933)	279	(33)	—	—	—	(72)	149	6
At 31 December	3,903	3,903	3,903	5,755	7,295	7,016	3,903	3,903	3,903	5,640	5,890	5,741

Notes on the accounts

35 Analysis of cash and cash equivalents

	Group			Bank
	2017	2016	2015	2017	2016	2015
	£m	£m	£m	£m	£m	£m
At 1 January
- cash	59,474	57,380	10,937	51,732	51,379	3,857
- cash equivalents	20,290	29,163	74,814	9,419	14,808	62,321
	79,764	86,543	85,751	61,151	66,187	66,178
Net cash inflow/(outflow)	18,176	(6,779)	792	21,293	(5,036)	9
At 31 December	97,940	79,764	86,543	82,444	61,151	66,187

Comprising:
Cash and balances at central banks	35,799	2,567	1,690	34,763	1,198	819
Treasury bills and debt securities	—	23	—	—	—	—
Loans and advances to banks	62,141	77,174	84,853	47,681	59,953	65,368
Cash and cash equivalents	97,940	79,764	86,543	82,444	61,151	66,187

Note:

(1)       Includes no cash collateral posted with bank counterparties in respect of derivative liabilities (2016 - nil; 2015 – nil)

The Bank and certain subsidiary undertakings are required to maintain balances with central banks which, at 31 December 2017, amounted to £231 million (2016 - £231 million; 2015 - £198 million).

Notes on the accounts

36 Segmental analysis

(a) Reportable segments

Segmental reorganisation and business transfers

The Group continues to deliver on its plan to build a strong, simple and fair bank for both customers and shareholders. To support this, and in preparation for the UK ring-fencing regime the previously reported operating segments were realigned in Q4 2017 and a number of business transfers completed.

Segmental reorganisation

The previously reported operating segments are now realigned and comparatives have been re-presented as follows:

•                  The former Capital Resolution reported operating segment has been integrated into the NatWest Markets reportable segment, with the exception of the costs in relation to the retail mortgage backed securities (RMBS) claims, which have been transferred to the Central items & other reportable segment.

•                  NatWest Markets (including the former Capital Resolution business), which is predominately RBS Securities Inc (RBSSI), and is wholly owned by NatWest Group Holdings Corp (NWGH), is due to be transferred to RBS plc by 1 January 2019. It is therefore no longer a reportable segment and presented as a discontinued operation.

Business transfers

On 1 October 2017 the following changes were made to the Group’s businesses, which impacts its financial reporting but where comparatives have not been re-presented:

•                  Certain UK PBB and Commercial Banking businesses, which are prohibited from being within the ring-fence but are designed to serve UK PBB and Commercial Banking customers, have move out of those segments to Central items & other;

•                  Shipping & Other activities has been transferred from NatWest Markets to Commercial Banking; and

•                  The UK PBB Collective Investment Funds business has been transferred to Private Banking.

Disposal groups and discontinued operations

NatWest Group Holdings Corp

NatWest Group Holdings Corp (NWGH) which wholly owns RBS Securities Inc (RBSSI) is due to be transferred to RBSG by 1 January 2019 in preparation for ring-fencing. NWGH is a direct subsidiary of NatWest. NWGH is classified as a disposal group at 31 December 2017 and its assets and liabilities presented in aggregate in accordance with IFRS 5. NWGH, which was mainly reported in the former NatWest Markets and Capital Resolution operating segments, are no longer a reportable operating segments but presented as a discontinued operation and comparatives have been re-presented accordingly.

Ulster Bank (Ireland) Holdings Unlimited Company

Ulster Bank (Ireland) Holdings Unlimited Company (UBIH) was sold to NatWest Holdings Limited (NatWest Holdings) on 1 January 2017 in preparation for ring-fencing. NatWest Holdings was a direct subsidiary of RBS plc and was classified as a disposal group at 31 December 2016 and its assets and liabilities presented in aggregate in accordance with IFRS 5. UBIH is presented as a discontinued operation in relevant periods.

Reportable operating segments

Following the changes detailed the reportable operating segments are as follows:

Personal & Business Banking (PBB) comprises one reportable segment: UK Personal & Business Banking (UK PBB). UK PBB serves individuals and mass affluent customers in the UK together with small businesses (generally up to £2 million turnover). UK PBB includes Ulster Bank customers in Northern Ireland.

Commercial & Private Banking (CPB) comprises two reportable segments: Commercial Banking and Private Banking. Commercial Banking serves commercial and corporate customers in the UK and Western Europe. Private Banking serves UK connected high net worth individuals.

Central items & other includes corporate functions, such as RBS treasury, finance, risk management, compliance, legal, communications and human resources. Central functions manages RBS capital resources and RBS-wide regulatory projects and provides services to the reportable segments. Balances in relation to legacy litigation issues, the NWHG, UBIH and international private banking business are included in Central items in the relevant periods.

Notes on the accounts

36 Segmental analysis continued

	Net	Non-			Depreciation	Impairment
	interest	interest	Total	Operating	and	(losses)/	Operating
	income	income	income	expenses	amortisation	releases	profit/(loss)
2017	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	3,721	774	4,495	(2,490)	—	(186)	1,819
Commercial Banking	1,566	831	2,397	(888)	(152)	(119)	1,238
Private Banking	386	184	570	(388)	—	(5)	177
Commercial & Private Banking	1,952	1,015	2,967	(1,276)	(152)	(124)	1,415
Central items & other	(192)	877	685	(272)	(130)	(1)	282
Total	5,481	2,666	8,147	(4,038)	(282)	(311)	3,516

2016*
UK Personal & Business Banking	3,517	819	4,336	(2,782)	—	(105)	1,449
Commercial Banking	1,162	450	1,612	(975)	—	(14)	623
Private Banking	380	191	571	(432)	—	1	140
Commercial & Private Banking	1,542	641	2,183	(1,407)	—	(13)	763
Central items & other	(287)	(193)	(480)	(99)	(127)	(7)	(713)
Total	4,772	1,267	6,039	(4,288)	(127)	(125)	1,499

2015*
UK Personal & Business Banking	3,366	733	4,099	(2,900)	—	(20)	1,179
Commercial Banking	1,125	402	1,527	(692)	—	(3)	832
Private Banking	385	192	577	(506)	—	(12)	59
Commercial & Private Banking	1,510	594	2,104	(1,198)	—	(15)	891
Central items & other	(337)	(240)	(577)	(735)	(136)	89	(1,359)
Total	4,539	1,087	5,626	(4,833)	(136)	54	711

	2017			2016*			2015*
		Inter			Inter			Inter
Total revenue	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	5,291	—	5,291	5,214	(4)	5,210	4,949	(15)	4,934
Commercial Banking	2,313	24	2,337	1,474	16	1,490	1,393	12	1,405
Private Banking	647	20	667	660	30	690	676	42	718
Commercial & Private Banking	2,960	44	3,004	2,134	46	2,180	2,069	54	2,123
Central items & other	1,185	(44)	1,141	147	(42)	105	334	(39)	295
Total	9,436	—	9,436	7,495	—	7,495	7,352	—	7,352

* Re-presented to reflect the segmental reorganisation.

Notes on the accounts

36 Segmental analysis continued

	2017			2016*			2015*
		Inter			Inter			Inter
Total income	External	segment	Total	External	segment	Total	External	segment	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	4,493	2	4,495	4,332	4	4,336	4,063	36	4,099
Commercial Banking	2,455	(58)	2,397	1,699	(87)	1,612	1,613	(86)	1,527
Private Banking	573	(3)	570	572	(1)	571	582	(5)	577
Commercial & Private Banking	3,028	(61)	2,967	2,271	(88)	2,183	2,195	(91)	2,104
Central items & other	626	59	685	(564)	84	(480)	(632)	55	(577)
Total	8,147	—	8,147	6,039	—	6,039	5,626	—	5,626

	2017			2016*			2015*
			Cost to acquire			Cost to acquire			Cost to acquire
			fixed assets			fixed assets			fixed assets
			and intangible			and intangible			and intangible
	Assets	Liabilities	assets	Assets	Liabilities	assets	Assets	Liabilities	assets
	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK Personal & Business Banking	133,688	140,505	—	120,903	132,152	—	108,008	126,362	—
Commercial Banking	59,870	87,787	208	43,815	73,378	3	40,472	65,075	—
Private Banking	29,244	28,115	—	28,228	27,180	—	25,304	24,309	—
Commercial & Private Banking	89,114	115,902	208	72,043	100,558	3	65,776	89,384	—
Central items & other	118,041	68,069	92	123,530	67,766	91	128,646	71,517	272
Total	340,843	324,476	300	316,476	300,476	94	302,430	287,263	272

* Re-presented to reflect the segmental reorganisation.

Notes on the accounts

36 Segmental analysis continued

(b) Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	UK	USA	Europe	RoW	Total
2017	£m	£m	£m	£m	£m
Total revenue	9,320	—	116	—	9,436

Net interest income	5,502	—	(21)	—	5,481
Net fees and commissions	1,554	—	1	—	1,555
Income from trading activities	24	—	1	—	25
Other operating income	977	—	109	—	1,086
Total income	8,057	—	90	—	8,147

Operating profit/(loss) before tax	3,564	—	(36)	(12)	3,516
Total assets	312,818	25,696	2,308	21	340,843
of which total assets held for sale	—	24,526	—	—	24,526
Total liabilities	299,486	23,850	1,132	8	324,476
of which total liabilities held for sale	—	23,849	—	—	23,849
Net assets attributable to equity owners and non-controlling interests	13,332	1,846	1,176	13	16,367
Contingent liabilities and commitments	54,958	—	3	—	54,961
Cost to acquire property, plant and equipment and intangible assets	290	—	10	—	300

2016
Total revenue	7,357	(1)	45	94	7,495

Net interest income	4,759	—	6	7	4,772
Net fees and commissions	1,445	—	(4)	5	1,446
Income from trading activities	(437)	—	11	1	(425)
Other operating income	160	(1)	10	77	246
Total income	5,927	(1)	23	90	6,039

Operating profit/ (loss) before tax	1,385	113	(64)	65	1,499
Total assets	262,767	27,702	25,848	159	316,476
of which total assets held for sale	—	—	24,976	—	24,976
Total liabilities	251,583	27,815	21,005	73	300,476
of which total liabilities held for sale	—	—	19,313	—	19,313
Net assets attributable to equity owners and non-controlling interests	11,184	(113)	4,843	86	16,000
Contingent liabilities and commitments	54,095	—	3,359	—	57,454
Cost to acquire property, plant and equipment and intangible assets	85	3	5	1	94

2015
Total revenue	7,678	(208)	(187)	69	7,352

Net interest income	4,484	(1)	34	22	4,539
Net fees and commissions	1,343	—	56	28	1,427
Income from trading activities	(57)	—	(20)	4	(73)
Other operating income	219	(208)	(276)	(2)	(267)
Total income	5,989	(209)	(206)	52	5,626

Operating profit/(loss) before tax	1,047	42	(360)	(18)	711
Total assets	252,036	25,319	22,702	2,373	302,430
Total liabilities	243,638	23,922	17,359	2,344	287,263
Net assets attributable to equity owners and non-controlling interests	8,398	1,397	5,343	29	15,167
Contingent liabilities and commitments	49,258	1	2,610	19	51,888
Cost to acquire property, plant and equipment and intangible assets	173	69	7	23	272

Notes on the accounts

37 Directors’ and key management remuneration

The directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the 2017 Annual Report and Accounts of the RBS Group.

	2017	2016
Directors’ remuneration	£000	£000
Non-executive directors emoluments	1,747	1,466
Chairman and executive directors emoluments	5,299	5,801

Amounts receivable under long-term incentive plans and share option plans	1,225	993
	8,271	8,260

No directors accrued benefits under defined benefit schemes or money purchase schemes during 2017 and 2016.

The executive directors may participate in the company’s long-term incentive plans, executive share option and sharesave schemes and details of their interests in the company’s shares arising from their participation are given in the Directors’ remuneration report in the 2017 Annual Report and Accounts of the RBS Group. Details of the remuneration received by each director is also given in the Directors’ remuneration report in the 2017 Annual Report and Accounts of the RBS Group.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year, borne by the RBS Group, was as follows:

	2017	2016
	£000	£000
Short-term benefits	19,019	20,350
Post-employment benefits	434	471
Share-based payments	3,558	2,606
	23,011	23,427

Key management comprises members of the RBS Group Executive Committee.

38 Transactions with directors and key management

(a) At 31 December 2017, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions, as defined in UK legislation, in the Group, were £6,265 in respect of loans to four persons who were directors of the Bank at any time during the financial period.

(b) For the purposes of IAS 24 ‘Related Party Disclosures’, key management comprise directors of the Bank and members of the RBS Group Executive Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2017	2016
	£000	£000
Loans and advances to customers	3,897	3,917
Customer accounts	20,749	14,288

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

The table below discloses items included in income and operating expenses on transactions between the Group and subsidiaries of the RBS Group.

	2017	2016	2015
	£m	£m	£m
Income
Interest receivable	363	491	646
Interest payable	(396)	(427)	(531)
Fees and commissions receivable	11	24	76
Fees and commissions payable	(2)	(1)	(62)
Other administrative expenses	(2,358)	(2,288)	(2,222)
	(2,382)	(2,201)	(2,093)
Discontinued operations
Net expenses	(29)	(8)	(19)
Other administrative expenses	—	(81)	(27)
	(29)	(89)	(46)

Notes on the accounts

40 Ultimate holding company

The Group’s ultimate holding company is The Royal Bank of Scotland Group plc (RBSG) and its immediate parent company NatWest Holdings Limited (NatWest Holdings or ‘the holding company’).

NatWest Holdings Limited was introduced as a direct subsidiary of The Royal Bank of Scotland plc (RBS Plc or ‘intermediate holding company’) during 2016. NatWest Plc was transferred from being a direct subsidiary of RBS plc to become a direct subsidiary of NatWest Holdings on 1 January 2017, in preparation for ring-fencing.

All companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2017, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and RBS Plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

Following placing and open offers by The Royal Bank of Scotland Group plc in December 2008 and April 2009, the UK Government, through HM Treasury, currently holds 70.5% of the issued ordinary share capital of the ultimate holding company and is therefore the Group’s ultimate controlling party.

41 Post balance sheet events

On 2 March 2018 NatWest Group Holdings Corporation and its subsidiaries, which include The Royal Bank of Scotland Securities Inc., were transferred at their book values from NatWest, a future ring-fenced entity, to RBS plc (to be re-named NatWest Markets Plc), which will be outside the future ring-fenced sub-group.

There have been no other significant events between 31 December 2017 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Notes on the accounts

42 Related undertakings

Group legal entities and activities at 31 December 2017

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

The following table details active related undertakings incorporated in the UK which are 100% owned by the Group and fully consolidated for accounting purposes.

Entity name	Activity (2)	Reg Acc (3)	Address
Caledonian Sleepers Rail Leasing Ltd	BF	FC	1 Princes Street, London, EC2R 8PB, England
Coutts & Company	CI	FC	440 Strand, London, WC2R 0QS, England
Coutts Finance Company	BF	FC	440 Strand, London, WC2R 0QS, England
Digi Ventures Ltd	OTH	FC	250 Bishopsgate, London, EC2M 4AA, England
Esme Loans Ltd	BF	FC	250 Bishopsgate, London, EC2M 4AA, England
Euro Sales Finance Plc	BF	FC	250 Bishopsgate, London, EC2M 4AA, England
G L Trains Ltd	BF	FC	1 Princes Street, London, EC2R 8PB, England
Gatehouse Way Developments Ltd	INV	PC	1 Princes Street, London, EC2R 8PB, England
KUC Properties Ltd	BF	FC	24/25 St Andrew Square, Edinburgh, EH2 1AF, Scotland
Lombard & Ulster Ltd	BF	FC	11-16 Donegall Square East, Belfast, BT1 5HD, Northern Ireland
Lombard Business Finance Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard Business Leasing Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard Charterhire Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard Discount Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard Finance Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard Initial Leasing Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard Leasing Contracts Ltd	BF	FC	1 Princes Street, London, EC2R 8PB, England
Lombard Lessors Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard Maritime Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard North Central Leasing Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard North Central PLC	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Lombard Property Facilities Ltd	BF	FC	1 Princes Street, London, EC2R 8PB, England
Lombard Technology Services Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
National Westminster Properties No. 1 Ltd	SC	FC	250 Bishopsgate, London, EC2M 4AA, England
NatWest Capital Finance Ltd	BF	FC	1 Princes Street, London, EC2R 8PB, England
NatWest Corporate Investments	BF	DE	250 Bishopsgate, London, EC2M 4AA, England
NatWest Machinery Leasing Ltd	BF	FC	250 Bishopsgate, London, EC2M 4AA, England
NatWest Property Investments Ltd	INV	FC	250 Bishopsgate, London, EC2M 4AA, England
NatWest Ventures Investments Ltd	BF	DE	250 Bishopsgate, London, EC2M 4AA, England
Premier Audit Company Ltd	BF	DE	250 Bishopsgate, London, EC2M 4AA, England
RBS Asset Management (ACD) Ltd	BF	FC	440 Strand, London, WC2R 0QS, England
RBS Asset Management Holdings	BF	FC	440 Strand, London, WC2R 0QS, England
RBS Collective Investment Funds Ltd	BF	FC	24/25 St Andrew Square, Edinburgh, EH2 1AF, Scotland
RBS Invoice Finance (Holdings) Ltd	BF	FC	250 Bishopsgate, London, EC2M 4AA, England
RBS Invoice Finance Ltd	BF	FC	250 Bishopsgate, London, EC2M 4AA, England
RBSG Collective Investments Holdings Ltd	BF	FC	24/25 St Andrew Square, Edinburgh, EH2 1AF, Scotland
Riossi Ltd	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Royal Bank Invoice Finance Ltd	BF	FC	250 Bishopsgate, London, EC2M 4AA, England
RoyScot Trust plc	BF	FC	280 Bishopsgate, London, EC2M 4RB, England
Safetosign Ltd	SC	FC	250 Bishopsgate, London, EC2M 4RB, England
Springwell Street Developments (No 1) Ltd	INV	FC	280 Bishopsgate, London, EC2M 4RB, England
The Royal Bank of Scotland Group Independent Financial Services Ltd	BF	FC	24/25 St Andrew Square, Edinburgh, EH2 1AF, Scotland
The Royal Bank of Scotland Invoice Discounting Ltd	BF	FC	250 Bishopsgate, London, EC2M 4AA, England
Ulster Bank Commercial Services (NI) Ltd	BF	FC	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
Ulster Bank Ltd	CI	FC	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
Ulster Bank Pension Trustees Ltd	TR	FC	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
Voyager Leasing Ltd	BF	FC	The Quadrangle, The Promenade, Cheltenham, GL50 1PX, England
Walton Lake Developments Ltd	INV	DE	1 Princes Street, London, EC2R 8PB, England

For notes to this table refer to page 177.

Notes on the accounts

42 Related undertakings continued

The following table details active related undertakings incorporated outside the UK which are 100% owned by the Group and fully consolidated for accounting purposes.

Country (1)	Entity name	Activity (2)	Reg Acc (3)	Address
Denmark	Airside Properties ASP Denmark AS	BF	FC	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40
Denmark	Airside Properties Denmark AS	BF	FC	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40
Denmark	Kastrup Commuter K/S	BF	FC	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40
Denmark	Kastrup Hangar 5 K/S	BF	FC	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40
Denmark	Kastrup V & L Building K/S	BF	FC	c/o Visma Services, Lyskaer 3 CD, Herlev, 104 40
Finland	Artul Kiinteistöt Oy	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Fab Ekenäs Formanshagen 4	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Forssa Liikekiinteistöt Oy	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Kiinteistö Oy Pennalan Johtotie 2	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Espoon Entresse II	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Espoon Niittysillantie 5	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Helsingin Mechelininkatu 1	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Helsingin Osmontie 34	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Helsingin Panuntie 11	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Helsingin Panuntie 6	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Iisalmen Kihlavirta	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Jämsän Keskushovi	BF	FC	Södra esplanaden, 12 c/o Nordisk Renting Oy, FI-00130, Helsinki
Finland	Koy Kokkolan Kaarlenportti Fab	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Kouvolan Oikeus ja Poliisitalo	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Lohjan Huonekalutalo	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Millennium	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Nummelan Portti	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Nuolialan päiväkoti	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Päiväläisentie 1-6	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Peltolantie 27	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Raision Kihlakulma	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Ravattulan Kauppakeskus	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Tapiolan Louhi	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Koy Vapaalan Service-Center	BF	DE	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Finland	Nordisk Renting OY	BF	FC	c/o Nordisk Renting OY, Eteläesplanadi 12, Box 14044, FI-00130, Helsinki
Germany	RBS Deutschland Holdings GmbH	BF	FC	Junghofstrasse 22, Frankfurt am Main, D-60311
Isle of Man	Lombard Manx Leasing Ltd	BF	FC	Royal Bank House, 2 Victoria Street, Douglas, IM1 2LN
Isle of Man	Lombard Manx Ltd	BF	FC	Royal Bank House, 2 Victoria Street, Douglas, IM1 2LN
Jersey	Lombard Finance (CI) Ltd	BF	FC	Royal Bank House, 71 Bath Street, St Helier, JE4 8PJ
Netherlands	National Westminster International Holdings B.V.	BF	FC	24/25 St Andrew Square, Edinburgh, EH2 1AF, Scotland
Netherlands	RBS Netherlands Holdings B.V.	BF	FC	Gustav Mahlerlaan 350, Amsterdam, 1082 ME
Norway	BD Lagerhus AS	BF	FC	c/o Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161, Oslo
Norway	Eiendomsselskapet Apteno Larvik AS	BF	FC	c/o Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161, Oslo
Norway	Hatros 1 AS	BF	FC	c/o Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161, Oslo
Norway	Nordisk Renting AS	BF	FC	c/o Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161, Oslo
Norway	Ringdalveien 20 AS	BF	FC	c/o Nordisk Renting AS, 9 Estaje, Klingenberggata 7, NO-0161, Oslo
Poland	RBS Polish Financial Advisory Services sp. z o.o.	BF	FC	Wisniowy Business Park, ul 1-go Sierpnia 8a, Warsaw 02-134
RoI	Lombard Ireland Group Holdings Unlimited Company	BF	FC	Ulster Bank Group Centre, George’s Quay, Dublin 2
RoI	Lombard Ireland Ltd	BF	FC	Ulster Bank Group Centre, George’s Quay, Dublin 2
RoI	RBS Asset Management (Dublin) Ltd	BF	FC	Guild House, Guild Street, IFSC, D01 K2C5, Dublin 1
Sweden	Airside Properties AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Arkivborgen KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Backsmedjan KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Bil Fastigheter i Sverige AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Bilfastighet I Täby AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm

For notes to this table refer to page 177.

Notes on the accounts

42 Related undertakings continued

Country (1)	Entity name	Activity (2)	Reg Acc (3)	Address
Sweden	Braheberget KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Brödmagasinet KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Eurohill 4 KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Fastighet Kallebäck 2:4 i Göteborg AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Fastighets AB Flöjten i Norrköping	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Fastighets AB Hammarbyvagnen	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Fastighets AB Kabisten 1	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Fastighets AB Stockmakaren	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Fastighets AB Xalam	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Fastighets Aktiebolaget Sambiblioteket	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Fastighetsbolaget Holma i Höör AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Förvaltningsbolaget Dalkyrkan KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Förvaltningsbolaget Predio 3 KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Forskningshöjden KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Gredelinen KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Grinnhagen KB	BF	PC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Horrsta 4:38 KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	IR Fastighets AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	IR IndustriRenting AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Kallebäck Institutfastigheter AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	KB Eurohill	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	KB IR Gamlestaden	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	KB Lagermannen	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	KB Likriktaren	BF	DE	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Läkten 1 KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	LerumsKrysset KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Limstagården KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Mjälgen KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Mons AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Mons Investment AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Nordisk Renting AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Nordisk Renting Kapital AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Nordisk Specialinvest AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Nordiska Strategifastigheter Holding AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Pyrrhula 6,7 AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	SFK Kommunfastigheter AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Sjöklockan KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Skinnarängen KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Solbänken KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Strand European Holdings AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Svenskt Fastighetskapital AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Svenskt Fastighetskapital Holding AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Svenskt Energikapital AB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Tingsbrogården KB	BF	FC	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Tygverkstaden 1 KB	BF	DE	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Switzerland	RBS Services (Switzerland) Ltd	SC	FC	Lerchenstrasse 18, Zurich, CH 8022
Switzerland	Coutts & Co Ltd	CI	FC	Lerchenstrasse 18, Zurich, CH 8022
Switzerland	Coutts & Co Trustees (Suisse) S.A.	BF	FC	c/o Regus Rue du Rhône Sàrl, Geneva, CH-1204
USA	Candlelight Acquisition LLC	BF	FC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	Financial Asset Securities Corp.	BF	PC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808

For notes to this table refer to page 177.

Notes on the accounts

42 Related undertakings continued

Country (1)	Entity name	Activity (2)	Reg Acc (3)	Address
USA	Greenwich Capital Derivatives, Inc.	BF	PC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	NatWest Group Holdings Corporation	BF	FC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	Random Properties Acquisition Corp. III	INV	PC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	Random Properties Acquisition Corp. IV	INV	DE	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	RBS Holdings USA Inc.	BF	FC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	RBS Americas Property Corp.	SC	FC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	RBS Acceptance Inc.	CI	FC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	RBS Commercial Funding Inc.	BF	FC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	RBS Equity Corporation	BF	FC	340 Madison Avenue, New York, 10173
USA	RBS Financial Products Inc.	BF	FC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808
USA	RBS Securities Inc.	BF	FC	2711 Centerville Road, Suite 400, Wilmington, Delaware, DE 19808

The following table details an active related undertaking incorporated in the UK where the Group ownership is less than 100%.

Entity name	Activity (2)	Accounting Treatment (4)	Reg Acc (3)	Group interest %	Address	Notes
RBS Covered Bonds LLP	BF	FC	DE	73	1 Princes Street, London, EC2R 8BP, England
Jaguar Cars Finance Ltd	BF	FC	FC	50	280 Bishopsgate, London, EC2M 4RB, England
GWNW City Developments Ltd	BF	EAJV	FC	50	Gate House, Turnpike Road, High Wycombe, Buckinghamshire, HP12 3NR, England
JCB Finance Ltd	BF	FC	FC	75	The Mill, High Street, Rocester, ST14 5JW, England
JCB Finance (Leasing) Ltd	BF	FC	FC	75	The Mill, High Street, Rocester, ST14 5JW, England
Landpower Leasing Ltd	BF	FC	FC	75	The Mill, High Street, Rocester, ST14 5JW, England

The following table details active related undertakings incorporated outside the UK where the Group ownership is less than 100%.

Country (1)	Entity name	Activity (2)	Accounting Treatment (4)	Reg Acc (3)	Group Interest %	Address	Notes
Cyprus	Pharos Estates Ltd	OTH	EAA	DE	49	24 Demostheni Severi, 1st Floor, Nicosia, 1080
Jersey	Nightingale Securities 2017-1 Ltd	BF	FC	DE	0	44 Esplanade, St Helier, JE4 9WG
Poland	Wiśniowy Management sp. z o.o.	SC	EAA	FC	25	Ilzecka 26 Street, Warsaw, 02-135
Sweden	Optimus KB	BF	FC	PC	51	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Stora Kvarnen KB	BF	FC	FC	51	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Förvaltningsbolaget Klöverbacken Skola KB	BF	FC	FC	51	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm

The following table details an active related undertaking which is 100% owned by the Group but is not consolidated for accounting purposes(4).

Country (1)	Entity Name	Activity (2)	Reg Acc (3)	Address	Notes
USA	West Granite Homes Inc.	INV	FC	Bellevue Parkway, Suite 210, Wilmington, Delaware, DE 19809	(7)

For notes to this table refer to page 177.

Notes on the accounts

42 Related undertakings continued

The following tables detail related undertakings that are not active.

Actively being dissolved

Country (1)	Entity name	Accounting treatment (4)	Reg Acc (3)	Group Interest %	Address	Notes
Cayman Islands	Equator Investments (Cayman) Ltd	FC	FC	100	Maples Corporate Services Limited, P.O. Box 309, 121 South Church Street, George Town, Grand Cayman, KY1-1104
Germany	West Register Prime Holding GmbH i. L.	FC	FC	100	Emil-Riedl-Weg 6, Pullach i.Isartal, D-82049
Isle of Man	Coutts & Co (Manx) Ltd	FC	FC	100	23/25 Broad Street, St Helier, JE4 8ND
RoI	The Royal Bank of Scotland Finance (Ireland)	FC	FC	100	24/26 City Quay, Dublin 2
UK	CNW Group Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4AA, England
UK	Greenwich NatWest Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4AA, England
UK	NatWest (HMHP) Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4AA, England
UK	NatWest Finance Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4AA, England
UK	NatWest Nominees Ltd	FC	DE	100	1 Princes Street, London, EC2R 8PB, England
UK	Cala Campus Ltd	EAJV	DE	50	Ledingham Chalmers, Johnstone House, 52-54 Rose Street, Aberdeen, AB10 1HA, Scotland
UK	Dixon Motors Developments Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	Farming and Agricultural Finance Ltd	FC	FC	100	280 Bishopsgate, London, EC2M 4RB, England
UK	Lombard Corporate Finance (3) Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	Lombard Venture Finance Ltd	FC	FC	100	280 Bishopsgate, London, EC2M 4RB, England
UK	Property Ventures (B&M) Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	WR (NI) Property Investments Ltd	FC	DE	100	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
UK	WR (NI) Property Realisations Ltd	FC	DE	100	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
UK	West Register (Northern Ireland) Property Ltd	FC	DE	100	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
UK	RoyScot Ltd	FC	FC	100	280 Bishopsgate, London, EC2M 4RB, England
UK	Northants Developments Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	Thrapston Triangle Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	Emperor Holdings Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	Latam Directors Ltd	NC	FC	100	Quartermile Two, 2 Lister Square, Edinburgh, Midlothian, EH3 9GL, Scotland

For notes to this table refer to page 177.

Notes on the accounts

Dormant

Country (1)	Entity name	Accounting treatment (4)	Reg Acc (3)	Group Interest %	Address
Denmark	Nordisk Renting A/S	FC	FC	100	c/o Adv Jan-Erik Svensson, HC Andersens Boulevard 12, Kopenhaum V, 1553
Sweden	Nordisk Renting Facilities Management AB	FC	FC	100	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
Sweden	Nordisk Renting HB	FC	FC	100	c/o Nordisk Renting AB, Box 14044, SE-104 40, Stockholm
UK	NatWest Aerospace Trust Company Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4AA, England
UK	NatWest FIS Nominees Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	NatWest PEP Nominees Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	NatWest Security Trustee Company Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4AA, England
UK	Lombard Bank	FC	FC	100	Lee House, Baird Road, Enfield, Middlesex, EN1 1SJ, England
UK	Dunfly Trustee Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	National Westminster Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	RBS Secretarial Services Ltd	FC	FC	100	24/25 St Andrew Square, Edinburgh, EH2 1AF, Scotland
UK	Syndicate Nominees Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	RBS Pension Trustee Ltd	NC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	HPUT A Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4RB, England
UK	HPUT B Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4RB, England
UK	Nextlinks Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4RB, England
UK	Dixon Vehicle Sales Ltd	FC	FC	100	1 Princes Street, London, EC2R 8PB, England
UK	NatWest Invoice Finance Ltd	FC	FC	100	250 Bishopsgate, London, EC2M 4AA, England
UK	Strand Nominees Ltd	FC	FC	100	440 Strand, London, WC2R 0QS, England
UK	RBSG Collective Investments Nominees Ltd	FC	FC	100	24/25 St Andrew Square, Edinburgh, EH2 1AF, Scotland
UK	RBS Investment Executive Ltd	NC	DE	100	24/25 St Andrew Square, Edinburgh, EH2 1AF, Scotland
UK	JCB Finance Pension Ltd	FC	FC	88	11-16 Donegall Square East, Belfast, BT1 5UB, Northern Ireland
UK	RoyScot Leasing Ltd	FC	FC	100	280 Bishopsgate, London, EC2M 4RB, England

Notes:
(1)	Country: UK – United Kingdom USA – United States of America RoI – Republic of Ireland
(2)	Activity: BF - Banking and Financial institution CI - Credit institution INV - Investment (shares or property) holding company SC - Service company TR - Trustee OTH – Other
(3)	Regulatory Accounting treatment: DE - Deconsolidated (for non financial or insurance undertakings) FC - Full consolidation PC - Pro-rata consolidation (based on percentage equity held by RBSG)
(4)	Accounting treatment: EAA - Equity accounting - Associate EAJV - Equity accounting - Joint Venture FC - Fully consolidated IA - Investment Accounting NC - Not consolidated
(5)	Related undertaking consolidated because the Group controls the company by virtue of contractual agreements
(6)	Related undertaking not consolidated as it is not controlled by the Group.
(7)	Related undertaking owned for the benefit of Group pension schemes.

Group overseas branches

The company’s related undertakings have branches in the following countries.

Subsidiary	Geographic location of branches
Coutts & Co Ltd	Hong Kong
National Westminster Bank Plc	Finland, France, Germany, Italy, Jersey, Netherlands, Norway, Spain, Sweden

Additional information

Financial summary

The Group’s financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the last five years are presented below.

	2017	2016	2015	2014	2013
Summary consolidated income statement	£m	£m	£m	£m	£m
Net interest income	5,481	4,772	4,539	4,155	3,414
Non-interest income	2,666	1,267	1,087	1,621	1,888
Total income	8,147	6,039	5,626	5,776	5,302
Operating expenses	(4,320)	(4,415)	(4,969)	(4,845)	(5,514)
Profit/(loss) before impairment (losses)/releases	3,827	1,624	657	931	(212)
Impairment (losses)/releases	(311)	(125)	54	(128)	(1,368)
Operating profit/(loss) before tax	3,516	1,499	711	803	(1,580)
Tax (charge)/credit	(812)	(683)	(373)	(209)	239
Profit/(loss) for the year from continuing operations	2,704	816	338	594	(1,341)
(Loss)/profit from discontinued operations, net of tax	(635)	(1,683)	(1,544)	1,139	(4,622)
Profit/(loss) for the year	2,069	(867)	(1,206)	1,733	(5,963)

Attributable to:
Non-controlling interests	4	—	(1)	—	—
Ordinary shareholders	2,065	(867)	(1,205)	1,733	(5,963)
	2,069	(867)	(1,206)	1,733	(5,963)

	2017	2016	2015	2014	2013
Summary consolidated balance sheet	£m	£m	£m	£m	£m
Loans and advances	271,734	274,217	280,110	280,078	314,139
Debt securities and equity shares	1,655	4,550	7,921	14,608	23,851
Derivatives and settlement balances	2,318	5,597	4,751	5,948	6,758
Other assets	65,136	32,112	9,648	8,566	8,656
Total assets	340,843	316,476	302,430	309,200	353,404

Owners’ equity	16,286	15,580	14,821	15,374	12,788
Non-controlling interests	81	420	346	394	1,278
Subordinated liabilities	5,755	7,295	7,016	7,436	7,528
Deposits	287,219	253,984	256,252	260,559	303,786
Derivatives, settlement balances and short positions	3,182	10,998	8,708	13,428	16,359
Other liabilities	28,320	28,199	15,287	12,009	11,665
Total liabilities and equity	340,843	316,476	302,430	309,200	353,404

Other financial data	2017	2016	2015	2014	2013
Dividend payout ratio (1)	—	—	—	10.1%	—
Return on average total assets (2)	0.68%	(0.28%)	(0.39%)	0.50%	(1.54%)
Return on average ordinary shareholders’ equity (3)	12.8%	(5.3%)	(7.7%)	11.7%	(34.4%)
Average owners’ equity as a percentage of average total assets	5.4%	5.2%	5.0%	4.3%	4.5%
Ratio of earnings to combined
fixed charges and preference share dividends (4,5)
- including interest on deposits	5.30	2.44	1.56	1.46	0.49
- excluding interest on deposits	15.35	6.64	3.64	3.87	(4.79)
Ratio of earnings to fixed charges only (4,5)
- including interest on deposits	5.30	2.44	1.56	1.46	0.49
- excluding interest on deposits	15.35	6.64	3.64	3.87	(4.79)

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

(5)    The earnings for the year ended 31 December 2013 was inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the year ended 31 December 2013 was £2,855 million. The coverage deficiency for fixed charges only for the year ended 31 December 2013 was £2,855 million.

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

Analysis of loans to customers by geographical area and type of customer

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

		After 1 year
	Within	but within	After	2017
	1 year	5 years	5 years	Total	2016	2015	2014	2013
	£m	£m	£m	£m	£m	£m	£m	£m
UK
Central and local government	1,488	2	1	1,491	1,417	1,295	1,128	1,360
Finance	1,594	948	123	2,665	2,597	2,699	3,225	3,869
Residential mortgages	8,618	24,512	84,894	118,024	106,344	91,343	79,348	73,143
Personal lending	4,427	3,729	2,349	10,505	10,273	10,549	11,576	12,061
Property	3,634	6,368	3,737	13,739	13,786	14,480	17,261	18,688
Construction	1,326	682	176	2,184	2,208	2,141	2,219	2,596
Manufacturing	3,254	1,520	513	5,287	3,472	3,413	3,600	3,066
Services industries and business activities	13,016	9,347	4,335	26,698	23,609	22,285	22,059	21,526
Agriculture, forestry and fishing	930	898	796	2,624	2,630	2,612	2,397	2,191
Finance leases and instalment credit	4,921	4,207	624	9,752	115	123	138	127
Accrued interest	156	27	3	186	163	166	176	361
Total UK	43,364	52,240	97,551	193,155	166,614	151,106	143,127	138,988

Overseas
US	—	—	—	—	1,130	252	769	1,104
Rest of the World	22	31	120	173	3,408	20,285	33,520	40,969
Total Overseas	22	31	120	173	4,538	20,537	34,289	42,073

Reverse repos
US	—	—	—	—	7,476	10,524	5,658	14,199

Loans and advances to customers - gross	43,386	52,271	97,671	193,328	178,628	182,167	183,074	195,260
Loan impairment provisions				(1,439)	(1,563)	(5,335)	(13,908)	(17,972)
Loans and advances to customers - net				191,889	177,065	176,832	169,166	177,288

Fixed rate	9,729	24,595	71,581	105,905	92,638	76,139	67,824	54,677
Variable rate	33,657	27,676	26,090	87,423	78,514	95,504	109,592	126,384
Reverse repos	—	—	—	—	7,476	10,524	5,658	14,199
Loans and advances to customers - gross	43,386	52,271	97,671	193,328	178,628	182,167	183,074	195,260

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

Additional information

Financial Summary continued

Average balance sheet and related interest

		2017			2016
		Average			Average
		balance	Interest	Rate	balance	Interest	Rate
		£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	- UK	89,208	394	0.44	89,019	489	0.55
	- Overseas	1,310	(3)	(0.23)	1,135	4	0.35
Loans and advances to customers	- UK	177,508	5,812	3.27	148,654	5,271	3.55
	- Overseas	175	8	4.57	631	11	1.74
Debt securities	- UK	1,013	11	1.09	64	1	1.56
	- Overseas	123	1	0.81	284	5	1.76
Interest-earning assets	- UK	267,729	6,217	2.32	237,737	5,761	2.42
	- Overseas	1,608	6	0.37	2,050	20	0.98
Total interest-earning assets	- banking business (1,2,4)	269,337	6,223	2.31	239,787	5,781	2.41
	- trading business (3)	330			680
Interest-earning assets		269,667			240,467
Non-interest-earning assets		32,652			74,528
Total assets		302,319			314,995

Percentage of assets applicable to overseas operations		0.4%			10.7%

Liabilities
Deposits by banks	- UK	37,501	119	0.32	14,335	73	0.51
	- Overseas	1,538	23	1.50	599	7	1.17
Customer accounts: demand deposits	- UK	77,038	123	0.16	83,969	266	0.32
	- Overseas	—	—	—	2	—	—
Customer accounts: savings deposits	- UK	55,862	171	0.31	47,664	226	0.47
	- Overseas	—	—	—	46	—	—
Customer accounts: other time deposits	- UK	2,488	78	3.14	8,536	196	2.30
	- Overseas	—	—	—	97	—	—
Debt securities in issue	- UK	17	5	29.41	—	—	—
Subordinated liabilities	- UK	6,753	217	3.21	6,765	234	3.46
	- Overseas	8	1	12.50	82	—	—
Internal funding of trading business	- UK	(699)	5	(0.72)	446	7	1.57
Interest-bearing liabilities	- UK	178,960	718	0.40	161,715	1,002	0.62
	- Overseas	1,546	24	1.55	826	7	0.85
Total interest-bearing liabilities	- banking business (1)	180,506	742	0.41	162,541	1,009	0.62
	- trading business (3)	3,663			7,716
Interest-bearing liabilities		184,169			170,257
Non-interest-bearing liabilities:
Demand deposits	- UK	74,901			46,975
	- Overseas	92			4,559
Other liabilities		26,977			76,837
Total equity		16,180			16,367
Total liabilities and equity		302,319			314,995

Percentage of liabilities applicable to overseas operations		1.6%			7.7%

For the notes to this table refer to the following page.

Additional information

Financial Summary continued

Average balance sheet and related interest

		2015
		Average
		balance	Interest	Rate
		£m	£m	%
Assets
Loans and advances to banks	- UK	92,118	630	0.68
	- Overseas	4,180	19	0.45
Loans and advances to customers	- UK	133,096	5,080	3.82
	- Overseas	3,718	52	1.40
Debt securities	- UK	111	2	1.80
	- Overseas	621	9	1.45
Interest-earning assets	- UK	225,325	5,712	2.54
	- Overseas	8,519	80	0.94
Total interest-earning assets	- banking business (1,2,4)	233,844	5,792	2.48
	- trading business (3)	1,988
Interest-earning assets		235,832
Non-interest-earning assets		72,989
Total assets		308,821

Percentage of assets applicable to overseas operations		21.5%

Liabilities
Deposits by banks	- UK	11,204	41	0.37
	- Overseas	542	12	2.21
Customer accounts: demand deposits	- UK	78,353	402	0.51
	- Overseas	35	3	8.57
Customer accounts: savings deposits	- UK	48,282	272	0.56
	- Overseas	52	—	—
Customer accounts: other time deposits	- UK	15,998	268	1.68
	- Overseas	358	10	2.79
Subordinated liabilities	- UK	6,752	243	3.60
	- Overseas	69	—	—
Internal funding of trading business	- UK	(284)	2	(0.70)
Interest-bearing liabilities	- UK	160,305	1,228	0.77
	- Overseas	1,056	25	2.37
Total interest-bearing liabilities	- banking business (1)	161,361	1,253	0.78
	- trading business (3)	2,754
Interest-bearing liabilities		164,115
Non-interest-bearing liabilities:
Demand deposits	- UK	57,743
	- Overseas	2,111
Other liabilities		69,278
Total equity		15,574
Total liabilities and equity		308,821

Percentage of liabilities applicable to overseas operations		18.1%

Notes:

(1)       Interest receivable and interest payable have both been decreased by £48 million (2016 - £3 million) in respect of negative interest relating to financial assets and financial liabilities that attracted negative interest.

(2)       Interest receivable includes £118 million (2016 - £132 million; 2015 - £196 million) in respect of loan fees forming part of the effective interest rate of loans and receivables.

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

	2017 over 2016			2016 over 2015
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
	£m	£m	£m	£m	£m	£m
Interest-earning assets
Loans and advances to banks
UK	1	(96)	(95)	(21)	(120)	(141)
Overseas	1	(8)	(7)	(12)	(4)	(16)
Loans and advances to customers
UK	977	(436)	541	564	(373)	191
Overseas	(12)	9	(3)	(51)	10	(41)
Debt securities
UK	10	—	10	(1)	—	(1)
Overseas	(2)	(2)	(4)	(6)	2	(4)
Total interest receivable of the banking business
UK	988	(532)	456	542	(493)	49
Overseas	(13)	(1)	(14)	(69)	8	(61)
	975	(533)	442	473	(485)	(12)
Interest-bearing liabilities
Deposits by banks
UK	(82)	36	(46)	(13)	(19)	(32)
Overseas	(14)	(2)	(16)	1	8	9
Customer accounts: demand deposits
UK	20	123	143	(27)	163	136
Overseas	—	—	—	1	2	3
Customer accounts: savings deposits
UK	(33)	88	55	3	43	46
Overseas	—	—	—	—	—	—
Customer accounts: other time deposits
UK	172	(54)	118	151	(79)	72
Overseas	—	—	—	4	6	10
Debt securities in issue
UK	—	(5)	(5)	—	—	—
Subordinated liabilities
UK	—	17	17	—	9	9
Overseas	—	(1)	(1)	—	(1)	(1)
Internal funding of trading business
UK	1	1	2	(5)	—	(5)
Total interest payable of the banking business
UK	78	206	284	109	117	226
Overseas	(14)	(3)	(17)	6	15	21
	64	203	267	115	132	247
Movement in net interest income
UK	1,066	(326)	740	651	(376)	275
Overseas	(27)	(4)	(31)	(63)	23	(40)
	1,039	(330)	709	588	(353)	235

Additional information

Financial summary continued

Loan impairment provisions

The following table shows the movements in loan impairment provisions.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Provisions at the beginning of the year
UK	1,556	2,497	5,363	5,760	5,643
Overseas	7	2,838	8,545	12,212	8,748
	1,563	5,335	13,908	17,972	14,391
Transfer to disposal groups
UK	—	(1)	—	—	—
Overseas	—	(1,199)	(20)	—	—
	—	(1,200)	(20)	—	—
Currency translation and other adjustments
UK	—	(5)	(12)	708	(11)
Overseas	—	374	(520)	(1,349)	115
	—	369	(532)	(641)	104
Transfer from fellow subsidiaries
UK	106	—	—	—	—
Overseas	(6)	—	—	—	—
	100	—	—	—	—
Amounts written-off
UK	(573)	(1,061)	(2,789)	(1,189)	(1,160)
Overseas	(4)	(1,885)	(4,487)	(882)	(530)
	(577)	(2,946)	(7,276)	(2,071)	(1,690)
Recoveries of amounts previously written-off
UK	73	38	59	49	33
Overseas	—	23	23	3	5
	73	61	82	52	38
Charged/(released) to income statement
UK
- continuing operations	308	125	(54)	132	1,356
- discontinued operations	—	1	(17)	(23)	—
Overseas
- continuing operations	3	—	—	(2)	10
- discontinued operations	—	(107)	(660)	(1,354)	4,039
	311	19	(731)	(1,247)	5,405
Unwind of discount (recognised in interest income)
UK
- continuing operations	(31)	(38)	(51)	(66)	(101)
- discontinued operations	—	—	(2)	(8)	—
Overseas
- continuing operations	—	—	—	—	—
- discontinued operations	—	(37)	(43)	(83)	(175)
	(31)	(75)	(96)	(157)	(276)
Provisions at the end of the year
UK	1,439	1,556	2,497	5,363	5,760
Overseas	—	7	2,838	8,545	12,212
	1,439	1,563	5,335	13,908	17,972
Provisions at the end of the year comprise
Customers	1,439	1,563	5,335	13,908	17,972
Banks	—	—	—	—	—
	1,439	1,563	5,335	13,908	17,972
Gross loans and advances to customers
UK	193,155	166,614	151,106	143,127	138,988
Overseas	173	4,538	20,537	34,289	42,073
	193,328	171,152	171,643	177,416	181,061

Additional information

Financial summary continued

	2017	2016	2015	2014	2013
Closing customer provisions as a % of gross loans and advances to customers (1)
UK	0.7%	0.9%	1.7%	3.7%	4.1%
Overseas	0.0%	0.2%	13.8%	24.9%	29.0%
Total	0.7%	0.9%	3.1%	7.8%	9.9%

Customer charge/(release) to income statement as a % of gross loans and advances to customers (1)
UK	0.2%	0.1%	—	0.1%	1.0%
Overseas	1.7%	(2.4%)	(3.2%)	(4.0%)	9.6%
Total	0.2%	—	(0.4%)	(0.7%)	3.0%

Average loans and advances to customers - gross (£m)	186,239	190,363	186,900	192,004	207,315

As a % of average loans and advances to customers during the year
Total customer provisions charged/(released) to income statement	0.2%	—	(0.4%)	(0.6%)	2.6%
Amounts written-off (net of recoveries) - customers	0.3%	1.5%	3.8%	1.1%	0.8%

Note:

(1)       For the purposes of these ratios closing provisions and customer charge relating to loans and advances to banks are excluded.

Analysis of closing customer loan impairment provisions

The following table analyses customer loan impairment provisions by geographical area and type of UK customer.

	2017		2016		2015		2014		2013
	Closing	Total	Closing	Total	Closing	Total	Closing	Total	Closing	Total
	provision	loans	provision	loans	provision	loans	provision	loans	provision	loans
	£m	%	£m	%	£m	%	£m	%	£m	%
UK
Central and local government	—	0.8	—	0.8	—	0.8	1	0.6	1	0.8
Manufacturing	26	2.7	34	2.0	48	2.0	77	2.0	95	1.7
Construction	87	1.1	102	1.3	131	1.2	239	1.3	307	1.4
Finance	3	1.4	7	1.5	11	1.6	24	1.8	34	2.1
Service industries and business activities	282	13.8	311	13.8	483	13.0	761	12.4	878	11.9
Agriculture, forestry and fishing	10	1.4	13	1.5	19	1.5	26	1.4	36	1.2
Property	122	7.1	193	8.1	742	8.4	2,784	9.7	2,686	10.3
Residential mortgages	79	61.0	75	62.1	87	53.2	101	44.7	142	40.4
Personal lending	545	5.4	634	6.0	793	6.1	1,054	6.5	1,232	6.7
Finance leases and instalment credit	75	5.0	—	0.1	—	0.1	2	0.1	4	0.1
Accrued interest	—	0.1	—	0.1	—	0.1	—	0.1	—	0.2
Total UK	1,229	99.8	1,369	97.3	2,314	88.0	5,069	80.6	5,415	76.8
Overseas	—	0.2	7	2.7	2,588	12.0	8,171	19.4	11,356	23.2
Impaired book provisions	1,229	100.0	1,376	100.0	4,902	100.0	13,240	100.0	16,771	100.0
Latent book provisions	210		187		433		668		1,201
Total provisions	1,439		1,563		5,335		13,908		17,972

Additional information

Financial summary continued

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
UK
Manufacturing	12	19	25	16	20
Construction	36	239	111	71	86
Finance	4	4	18	16	3
Service industries and business activities	158	192	257	185	193
Agriculture, forestry and fishing	2	5	8	2	3
Property	50	327	1,979	474	255
Residential mortgages	8	—	16	25	93
Personal lending	293	275	375	397	502
Finance leases and instalment credit	10	—	—	3	5
Total UK	573	1,061	2,789	1,189	1,160
Overseas	4	1,885	4,487	882	530
Total write-offs	577	2,946	7,276	2,071	1,690

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
UK
Manufacturing	—	—	—	—	1
Construction	1	2	1	8	—
Finance	—	—	1	—	—
Service industries and business activities	8	16	27	7	7
Property	2	2	5	22	—
Residential mortgage	22	—	—	—	—
Personal lending	39	17	25	12	25
Finance leases and instalment credit	1	—	—	—	—
Total UK	73	37	59	49	33
Overseas	—	24	23	3	5
Total recoveries	73	61	82	52	38

Forbearance

The table below shows loans granted forbearance during the year. These loans are unimpaired: either the loan was performing before and after the granting of forbearance or the loan was non-performing before but subsequently transferred to the performing book. Loans with impairment provisions subject to forbearance continue to be reported as impaired loans.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Forbearance loans (1,2)	446	648	1,874	3,764	4,552

Notes:

(1)       Wholesale loans subject to forbearance include only those arrangements above thresholds set individually by the segments, ranging from nil to £3 million.

(2)       For 2017, wholesale loans subject to forbearance were £325 million (2016 - £267 million; 2015 - £535 million) and secured retail loans subject to forbearance were £121 million (2016 - £381 million; 2015 - £1,339 million). Unsecured retail loans subject to forbearance amount to £23 million (2016 - £26 million; 2015 - £61 million) are not included.

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

Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Impaired loans (2)
UK	1,798	1,954	3,171	6,822	7,731
Overseas	—	6	4,459	12,058	16,056
Total	1,798	1,960	7,630	18,880	23,787
Accruing loans which are contractually overdue 90 days or more as to principal or interest
UK	685	597	714	862	1,113
Overseas	—	1	21	92	164
Total	685	598	735	954	1,277
Total REIL	2,483	2,558	8,365	19,834	25,064

Closing provisions for impairment as a % of total REIL	58%	61%	64%	70%	72%
REIL as a % of gross lending to customers excluding reverse repos	1.3%	1.5%	4.9%	11.2%	13.8%

Notes:

(1)     The write-off of impaired loans affects the closing provisions for impairment as a % of total risk elements in lending (the coverage ratio). The coverage ratio reduces if the loan written off carries a higher than average provision and increases if the loan written off carries a lower than average provision.

(2)     Impaired loans at 31 December 2017 include £403 million (2016 - £728 million; 2015 - £1,635 million; 2014 - £5,743 million) of loans subject to forbearance granted during the year.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Gross income not recognised but which would have been recognised under the original terms of impaired loans
UK	145	161	202	237	322
Overseas	1	1	60	78	323
	146	162	262	315	645
Interest on impaired loans included in net interest income
UK	31	38	53	74	101
Overseas	—	—	44	83	175
	31	38	97	157	276

Additional information

Financial summary continued

Potential problem loans

Potential problem loans (PPL) are loans for which an impairment event has taken place but no impairment loss is expected. This category is used for advances which are not past due 90 days or revolving credit facilities where identification as 90 days overdue is not feasible.

	2017	2016	2015	2014	2013
	£m	£m	£m	£m	£m
Potential problem loans	475	752	805	736	513

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

Analysis of deposits - product analysis

The following table analyses deposits by type and geographical area.

	2017	2016	2015
	£m	£m	£m
UK
Deposits
- interest-free	104,584	86,441	76,902
- interest-bearing	181,682	150,893	151,375
Total UK	286,266	237,334	228,277

Overseas
Deposits
- interest-free	22	86	5,238
- interest-bearing	931	3,508	12,283
Total Overseas	953	3,594	17,521
Total deposits	287,219	240,928	245,798

Overseas
US	—	2,587	2,712
Rest of the World	953	1,007	14,809
Total overseas offices	953	3,594	17,521

Repos
US	—	13,056	10,454
Rest of world	—	—	—
Total Repos	—	13,056	10,454

Certificates of deposit and other time deposits

The following table shows certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

		Over 3 months	Over 6 months
	Within	but within	but within	Over
	3 months	6 months	12 months	12 months	Total
	£m	£m	£m	£m	£m
UK based companies and branches
Certificates of deposit	—	—	—	—	—
Other time deposits	12,197	558	709	1,924	15,388

Overseas based companies and branches
Other time deposits	15	—	—	—	15
	12,212	558	709	1,924	15,403

Additional information

Financial summary continued

Short-term borrowings

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions and other short-term borrowings, primarily commercial paper. Borrowings from the holding company and fellow subsidiaries are excluded.

The table below shows details of short-term borrowings.

		Other			Other
	Repurchase	short-term	2017	Repurchase	short-term	2016	2015
	agreements	borrowings	Total	agreements	borrowings	Total	Total
At year end
- balance (£bn)	—	36.0	36.0	13.1	18.9	32.0	26.1
- weighted average interest rate	0.0%	0.3%	0.3%	0.8%	0.2%	0.4%	0.5%

During the year
- maximum balance (£bn)	—	43.0	43.0	21.8	22.2	44.0	42.6
- average balance (£bn)	—	30.0	30.0	16.7	16.0	32.7	28.8
- weighted average interest rate	0.0%	0.1%	0.1%	0.7%	0.3%	0.5%	0.2%

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

Other contractual cash obligations

The table below summarises other contractual cash obligations by payment date.

	Group
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2017	£m	£m	£m	£m	£m	£m
Operating leases	18	50	113	92	177	419
Contractual obligations to purchase goods or services	6	19	47	45	—	—
	24	69	160	137	177	419

2016
Operating leases	27	76	154	110	153	359
Contractual obligations to purchase goods or services	8	22	52	48	—	—
	35	98	206	158	153	359

2015
Operating leases	22	63	147	92	161	410
Contractual obligations to purchase goods or services	9	9	5	5	—	—
	31	72	152	97	161	410

	Bank
	0-3 months	3-12 months	1-3 years	3-5 years	5-10 years	10-20 years
2017	£m	£m	£m	£m	£m	£m
Operating leases	17	49	111	89	172	328

2016
Operating leases	23	66	135	97	139	269

2015
Operating leases	17	51	119	77	146	314

Additional information

Exchange rates

The following tables show the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

	February	January	December	November	October	September
US dollars per £1	2018	2018	2017	2017	2017	2017
Noon Buying Rate
High	1.4247	1.4264	1.3529	1.3506	1.3304	1.3578
Low	1.3794	1.3513	1.3316	1.3067	1.3063	1.2972

		2017	2016	2015	2014	2013
Noon Buying Rate
Period end rate		1.3529	1.2337	1.4746	1.5578	1.6574
Average rate for the year (1)		1.3016	1.3444	1.5250	1.6461	1.5673

Consolidation rate (2)
Period end rate		1.3513	1.2323	1.4830	1.5615	1.6542
Average rate for the year		1.2887	1.3552	1.5284	1.6475	1.5646

Notes:

(1)       The average of the Noon Buying Rates on the last US business day of each month during the year.

(2)       The rates used for translating US dollars into sterling in the preparation of the financial statements.

(3)       On 23 March 2018, the Noon Buying Rate was £1.00 = US$1.41.

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

In December 2017, the bank redeemed in whole the Series C American Depository shares.

Additional information

The following table shows the high and low sales prices for the Series C ADSs for the period indicated, as reported on the NYSE composite tape:

		Series C
		ADSs
By month
February 2018	High	—
	Low	—
January 2018	High	—
	Low	—
December 2017	High	—
	Low	—
November 2017	High	—
	Low	—
October 2017	High	—
	Low	—
September 2017	High	—
	Low	—

By quarter
2017: Fourth quarter	High	—
	Low	—
2017: Third quarter	High	26.59
	Low	25.52
2017: Second quarter	High	26.49
	Low	25.83
2017: First quarter	High	26.23
	Low	25.68
2016: Fourth quarter	High	26.00
	Low	25.46
2016: Third quarter	High	26.72
	Low	25.67
2016: Second quarter	High	26.71
	Low	25.55
2016: First quarter	High	26.78
	Low	25.68

By year
2017	High	26.59
	Low	25.52
2016	High	26.78
	Low	25.46
2015	High	26.78
	Low	25.28
2014	High	26.94
	Low	25.12
2013	High	26.14
	Low	24.50

Markets

The Series C non-cumulative dollar preference shares and ADSs were listed on the New York Stock Exchange, however redeemed in whole in December 2017.

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

From 1 January 2017 to 31 December 2017, the Bank received no fees from the depository for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs, any applicable performance indicators relating to the ADR facility, underwriting fees and legal fees.

Additional information

Description of property and equipment

NatWest Group operates from a number of locations worldwide, principally in the UK. At 31 December 2017, NatWest had 853 retail branches in the UK. Ulster Bank has a footprint of 55 branches and a network of business banking offices across Northern Ireland. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. NatWest Group’s properties include its principal offices in London at 135 Bishopsgate.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2017 was £68 million (2015 - £85 million; 2015 - £296 million).

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

Additional information

Risk factors

Set out below are certain risk factors that could adversely affect the Group’s future results, its financial condition and prospects and cause them to be materially different from what is expected. The Group is (and following the implementation of the UK ring-fencing regime will remain) a principal operating subsidiary of The Royal Bank of Scotland Group plc (‘RBSG’ and, together with its subsidiaries, the ‘RBS Group’). Accordingly, in addition to the risks to which the Group and its business are or will be exposed, a number of the risk factors described below which relate to RBSG, the RBS Group and The Royal Bank of Scotland plc (‘RBS plc’) will also be applicable to the Bank and the Group and the occurrence of any such risks could have a material adverse effect on the Group’s business, reputation, results of operations, financial condition, cash flows or future prospects. The factors discussed below and elsewhere in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

The Group’s asset, liability and business profile will change significantly following the implementation of ring-fencing and accordingly certain of the following risks will be more or less significant to the Group, or otherwise apply to the Group differently, as a result thereof.

Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group’s business, including with respect to the perimeter of the Group’s activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s other ongoing restructuring efforts.

The requirement for large UK banks taking deposits to ‘ring-fence’ retail banking operations was introduced under the UK Financial Services (Banking Reform) Act 2013 (the ‘Banking Reform Act 2013’) and adopted through secondary legislation (the ‘UK ring-fencing regime’). These reforms form part of a broader range of structural reforms of the banking industry seeking to improve the resilience and resolvability of banks and which range from structural reforms (including ring-fencing) to the implementation of a new recovery and resolution framework (which in the UK will incorporate elements of the ring-fencing regime). See ‘RBSG and its subsidiaries, including the Bank, are subject to an evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.’

By the end of 2018, the RBS Group intends to have placed the majority of its UK and Western European banking business in ring-fenced banking entities organised as a sub-group (the ‘RFB’) under an intermediate holding company named NatWest Holdings Limited, which will ultimately be a direct subsidiary of RBSG and will own the Bank, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC (Ulster Bank). As a result, the Bank will no longer be a subsidiary of RBS plc (to be renamed NatWest Markets Plc). RBS plc (to be renamed NatWest Markets Plc) and the RBS International businesses will sit outside the RFB.

As part of this restructuring, the majority of existing personal, private, business and commercial customers of RBS plc are expected to be transferred to the RFB during the second quarter of 2018, specifically to Adam & Company PLC, which will be renamed The Royal Bank of Scotland plc). Certain assets and liabilities (including the covered bond programme, certain hedging positions and parts of the liquid asset portfolio) will also be transferred to the Bank. At the same time, RBS plc (which will sit outside the RFB) will be renamed NatWest Markets Plc to bring its legal name in line with the rebranding of the NatWest Markets franchise which was initiated in December 2016, and will continue to operate the NatWest Markets franchise as a direct subsidiary of RBSG.

The transfer, as described above, will be effected principally by utilising a legal scheme entitled a ‘Ring-Fencing Transfer Scheme’ under Part VII of the Financial Services and Markets Act 2000. The implementation of such a scheme is subject to, amongst other considerations, regulatory approval and the sanction of the Court of Session in Scotland, Edinburgh (the ‘Court’). A hearing to seek the Court’s approval of the scheme is expected to be held on 22 March 2018. The approval of the scheme by the Prudential Regulation Authority (‘PRA’) is expected to be confirmed shortly before that hearing date. If the scheme is duly approved by the Court at the hearing expected to be held on 22 March 2018, it is expected that the scheme will be implemented with effect from 30 April 2018 or any later date which the RBS Group may agree with the PRA and the Financial Conduct Authority (‘FCA’). It remains possible that the court process described above may result in amendments being required to be made to the RBS Group’s current plan and that this may result in delays in the implementation of the UK ring-fencing compliant structure, additional costs and/or changes to the RBS Group’s and the Group’s business.

In addition, during the second half of 2018, it is proposed that NatWest Holdings Limited, being the parent of the future ring-fenced sub-group (which together with other entities is intended to include the Bank, Adam & Company PLC (to be renamed The Royal Bank of Scotland plc) and Ulster Bank Ireland DAC), will become a direct subsidiary of RBSG. This is expected to occur through a capital reduction of The Royal Bank of Scotland plc, which will be satisfied by the transfer of the shares in NatWest Holdings Limited currently held by The Royal Bank of Scotland plc to RBSG, which will occur via a further and separate court process, which is subject to the relevant Court and regulatory approvals. It is possible that the court process described above may result in amendments being required to be made to the RBS Group’s current plan and that this may result in delays in the implementation of the UK ring-fencing compliant structure, additional costs and/or changes to the RBS Group’s and the Group’s business.

During the course of 2018, it is proposed that the RBS Group will seek to implement a second, smaller ring-fencing transfer scheme as part of its strategy to implement its future ring-fencing compliant structure which is proposed to transfer certain assets from the Bank to RBS plc (by then renamed to NatWest Markets Plc). Such a scheme would be subject to the same reviews and approvals as described above in connection with the first scheme.

Additional information

Risk factors continued

As a result of the implementation of the changes described above, there will be a material impact on how the Group conducts its business and will require a significant legal and organisational restructuring of the RBS Group and the Group and the transfer of large numbers of assets, liabilities, obligations, customers and employees between legal entities and the realignment of employees within the RBS Group. As the Bank will be one of the principal operating entities within the RFB, certain assets, liabilities and businesses from RBS Group entities outside the RFB will be transferred to the Bank, including RBS plc’s covered bonds business. In addition, and as discussed below, certain activities currently undertaken by the Group will be transferred out of the Group into RBS Group entities outside the RFB.

The RBS Group’s final ring-fenced legal structure and the actions being taken to achieve it, remain subject to, amongst other factors, additional regulatory, board and other approvals. In particular, transfers of assets and liabilities by way of a Ring-Fencing Transfer Scheme, as described above, must be reviewed and reported on by an Independent Skilled Person appointed by the RBS Group with the prior approval of the PRA (having consulted with the FCA). The reports of the Skilled Person are made public and form part of the court process described above.

The implementation of these changes involves a number of risks related to both the revised RBS Group and the Group structures and also the process of transition to such new structures. Those risks include the following:

•                As a result of ring-fencing, certain customers will be moved to the RFB and certain customers will be required to deal with both the RFB and other RBS Group entities outside the RFB in order to obtain the full range of products and services or to take any affirmative steps in connection with the reorganisation. The Group is unable to predict how some customers may react to these and other required changes.

•                As a result of the ring-fencing, certain assets, liabilities and businesses from RBS Group entities outside the RFB will be transferred to the Bank, including RBS plc’s covered bonds. Also as a result of the ring-fencing, subject to certain exceptions, the Group will no longer be able to undertake certain activities. This will require the transfer of certain of the Group’s activities to other RBS Group entities outside the RFB, which will alter the scope of the Group’s activities. Such adjustment to the Group’s activities and any related loss of customers may have a material adverse effect on the Group’s business, financial condition and results of operations.

•                As part of the establishment of a ring-fence compliant structure, the Bank will need to operate independently from other RBS Group entities outside the RFB and as a result, amendments will need to be made to the Group’s existing corporate governance structure to ensure the RFB is independent from the other RBS Group entities outside the RFB. This new structure, which will also require the approval of the PRA, may result in divergences between the various governance bodies within the RBS Group and create operational challenges.

•                Due to the movement of assets, liabilities and businesses from the Bank to other RBS Group entities outside the RFB and vice versa, the RBS Group’s capital structure may experience corresponding changes that could result in a reduction of available capital for funding day to day operations. Any replacement or new funding may not be available on commercial terms acceptable to the Group or at all. See ‘The ability of the RBS Group and the Group to meet their obligations, including funding commitments, depends on their ability to access sources of liquidity and funding. If the Group (or any other RBS Group entity) is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated or it may result in higher funding costs which may impact the Group’s margins and profitability.’

•                The implementation of the UK ring-fencing regime will significantly impact the management of the RBS Group’s treasury operations, including internal and external funding arrangements. The changes required may adversely impact the assessment made by credit rating agencies, creditors and other stakeholders of the credit strength of the Bank on a standalone basis and may heighten the cost of capital and funding for the RBS Group and its subsidiaries (including the Group). The ability of the Bank to meet funding and capital prudential requirements may be dependent on obtaining adequate credit ratings. The Group currently receives capital and funding support from RBS Group entities, including some which will ultimately sit outside the RFB and which may no longer, or only to a limited extent, provide capital and funding support to the Group once a ring-fence compliant structure is established. Restrictions or changes imposed on the ability of the RBS Group to provide intra-group funding, capital or other support directly or indirectly to the Group or to receive such support from the RBS Group, may result in funding or capital pressures and liquidity stress for the Group.

•                The Group currently receives the majority of services from entities within the RBS Group and has access to the infrastructure of different entities within the RBS Group which the Group is currently reliant upon in order to operate its business. In order to comply with the requirements of the UK ring-fencing regime, the RBS Group will need to revise its operations infrastructure so as to comply with the shared services, independence and resolvability requirements set out in the UK ring-fencing legislation and rules, including in areas such as information technology (IT) infrastructure, human resources and critical service providers. Complying with these requirements may involve significant associated execution risks and increased costs. Arrangements currently in place between the RFB, including Group entities, and other RBS Group entities outside the RFB will need to be reviewed in light of these requirements and the requirement that all such transactions take place on an arm’s-length basis, which may result in increased operational costs for the Bank if it duplicates certain infrastructure that following the implementation are run from outside the RFB or rely on third party providers for the provision of such services or infrastructure.

Additional information

Risk factors continued

•                Once the UK ring-fencing regime is implemented, reliance on intragroup exemptions in relation to large exposures and liquidity will not be possible between the RFB (of which the Group will be part) and other RBS Group entities outside the RFB and may result in risk-weighted assets inflation for the Bank and/or the RBS Group. Intragroup distributions (including payments of dividends) between RFB and other RBS Group entities (with the exception of distributions to RBSG) will also be prohibited.

•                From 2026 it will not be possible for the Group or other RFB entities to participate in the same defined benefit pension scheme as entities outside the RFB or their wholly-owned subsidiaries. As a result, it will be necessary to restructure the RBS Group’s defined benefit pension schemes (including The Royal Bank of Scotland Group Pension Fund (the ‘Main scheme’) in which the Bank currently participates). This restructuring will be such that either the RFB or the entities outside the RFB leave the current scheme. The costs of separation may be material and may trigger certain legal and regulatory obligations, including possibly increased contributions. Such restructuring may also result in additional or increased cash contributions in the event the pension trustees determine that the employer covenant has been weakened as a result of such separation. See ‘The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime. In addition, the Group expects to make additional contributions to cover pension funding deficits as a result of degraded economic conditions and any devaluation in the asset portfolio held by the pension trustee.’

•                The restructuring and planned transfers may also result in accounting consequences for the Bank. Although a number of transfers will be made at book value between fully owned RBS Group entities, certain transfers will be made at fair value which may result in a profit or loss being recognised by the Bank. In addition, transfers of assets that have related hedging arrangements may result in adverse operational, financial or accounting consequences if the transfer is not consistent with the unaffected continuation of such hedging arrangements.

•                In addition, the proposed transfers may have tax costs, or may impact the tax attributes of the Bank.

The steps required to implement the UK ring-fencing regime within the RBS Group (including with respect to the Group) to comply with the relevant rules and regulations are complex and require an extended period of time to plan, execute and implement and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s other ongoing restructuring efforts (many of which impact or will impact the Group).

External or internal factors including new and developing legal requirements relating to the regulatory framework for the banking industry and the evolving regulatory and economic landscape resulting from the UK’s exit (‘Brexit’) from the European Union (‘EU’) , as well as further political developments or changes to the RBS Group’s current strategy, may require the RBS Group to further restructure its operations (including certain of its operations in the UK and Western Europe) and may in turn require further changes to be made to the RBS Group’s ring-fencing plans (including the planned structure of the RBS Group post implementation).

The completion of ring-fencing will substantially reconfigure the way RBSG holds its businesses and the legal entities within the RBS Group. There is no certainty that the RBS Group and the Group will be able to complete the legal restructuring and migration of customers’ assets and liabilities by the 1 January 2019 deadline or in accordance with future rules and the consequences of non-compliance are currently uncertain. Conducting the Group’s operations in accordance with the new rules may result in additional costs (transitional and recurring) following implementation and impact the RBS Group’s and/or the Group’s profitability. As a result, the implementation of the UK ring-fencing regime could have a material adverse effect on the Group’s reputation, results of operations, financial condition and prospects.

The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.

Since early 2015, the RBS Group has been implementing a major restructuring and transformation programme, articulated around a strategy focused on the growth of its strategic operations in UK Personal & Business Banking and Commercial & Private Banking and the further restructuring of the NatWest Markets franchise, to focus mainly on UK and Western European corporate and financial institutions.

Part of the focus of this transformation programme is to downsize and simplify the RBS Group and the Group, reduce underlying costs and strengthen its overall capital position. The transformation programme also aims to improve customer experience and employee engagement, update the RBS Group’s and the Group’s operational and technological capabilities, strengthen governance and control frameworks and better position the RBS Group and the Group to operate in compliance with the UK ring-fencing regime by 1 January 2019. Together, these initiatives are referred to as the RBS Group’s ‘transformation programme’.

Additional information

Risk factors continued

This transformation programme, including the restructuring of the NatWest Markets franchise, is being completed at the same time as the RBS Group is going through a period of very significant structural reform to implement the requirements of the UK ring-fencing regime and the requirements of the bank recovery and resolution framework. Alongside changes to help make the RBS Group resolvable (specifically, regulatory requirements to ensure operational continuity in resolution), ring-fencing also requires significant changes in how services are delivered between legal entities within the RBS Group. It is complex and entails significant costs and operational, legal and execution risks. See ‘Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group’s business, including with respect to the perimeter of the Group’s activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s other ongoing restructuring efforts.’ The RBS Group is concurrently seeking to implement the alternative remedies package announced on 26 July 2017 regarding the business previously described as Williams & Glyn (‘Alternative Remedies Package’). See ‘The cost of implementing the Alternative Remedies Package regarding the business previously described as Williams & Glyn could be more onerous than anticipated and any failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group’s and the Group’s operations.’

Due to changes in the macro-economic and political and regulatory environment in which it operates, in particular as a result of Brexit, the RBS Group has been required to reconsider certain aspects of its current restructuring and transformation programme. In anticipation of Brexit the RBS Group has announced that it will be re-purposing the RBS Group’s Dutch subsidiary, The Royal Bank of Scotland N.V. (‘RBS N.V.’) for the NatWest Markets franchise’s European business and further structural changes to RBS Group’s Western European operations may also be required, including in response to proposed changes to the European prudential regulatory framework for banks and investment banks.

These proposals may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU and may apply to the RBS Group once the UK has formally exited the EU. The ability of the RBS Group to successfully re-purpose and utilise RBS N.V. as the platform for the NatWest Markets franchise’s European business following Brexit is subject to numerous uncertainties, including those relating to Brexit negotiations.

See ‘The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK’s membership of the European Union, which could adversely impact the Group’s business, results of operations, financial condition and prospects.’ One proposal made by the European Commission (‘EC’) would impose a requirement for any bank established outside the EU, which has an asset base within the EU exceeding a certain size and has two or more institutions within the EU, to establish a single intermediate parent undertaking (‘IPU’) in the European Union under which all EU entities within that group will operate. The RBS Group is currently taking steps to plan for how these proposals, if adopted as currently proposed, may impact the RBS Group and its current plans to implement the UK ring-fencing regime (which will come into force on 1 January 2019 ahead of any IPU being required). The impact of these proposals could be material given the expectation that banking entities both inside the ring-fence and outside of it would continue to carry out operations in the EU. This could result in organisational complexity, could require material additional capital requirements and could have adverse tax implications.

The scale and scope of the changes currently being implemented present material operational, people and financial risks to the RBS Group. The RBS Group’s transformation programme and structural reform agenda comprise a large number of concurrent actions and initiatives, any of which could fail to be implemented due to operational or execution issues. Implementation of such actions and initiatives is expected to result in significant costs, which could be materially higher than currently contemplated, including due to material uncertainties and factors outside of the RBS Group’s control. Furthermore it requires the implementation and application of robust governance and controls frameworks and there is no guarantee that the RBS Group will be successful in doing so. The planning and execution of the various restructuring and transformation activities is disruptive and will continue to divert management resources from the conduct of the RBS Group’s and the Group’s operations and development of their business. Any additional restructuring or transformation of the RBS Group’s activities would increase these risks and could result in further material restructuring and transformation costs, jeopardise the delivery and implementation of a number of other significant change projects, impact the RBS Group’s and the Group’s product offering or business model or adversely impact the RBS Group’s or the Group’s ability to deliver its strategy and meet its targets and guidance, each of which could have a material adverse impact on the RBS Group’s or the Group’s results of operations, financial condition and prospects.

There can be no certainty that the RBS Group will be able to successfully complete its transformation programme and programmes for mandatory structural reform, nor that the restructured RBS Group will be a viable, competitive or profitable banking business.

Additional information

Risk factors continued

The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK’s membership of the European Union, which could adversely impact the Group’s business, results of operations, financial condition and prospects.

In a referendum held in the UK on 23 June 2016 (the ‘EU Referendum’), a majority voted for the UK to leave the EU. On 29 March 2017 the UK Government triggered the exit process contemplated under Article 50 of the Treaty on European Union. This provides for a maximum two year period of negotiation to determine the terms of Brexit and set the framework for the UK’s new relationship with the EU. After this period its EU membership and all associated treaties will cease to apply, unless some form of transitional agreement encompassing those associated treaties is agreed or there is unanimous agreement by the European Council with the UK to extend the negotiation period defined under Article 50.

There is no certainty that negotiations relating to the terms of the UK’s relationship with the EU will be completed within the two-year period designated by Article 50. Such negotiations may well extend beyond 29 March 2019, into any transitional period, the terms and duration of which are currently uncertain. Furthermore, the government has introduced the European Union (Withdrawal) Bill (the ‘Withdrawal Bill’) to the UK parliament, which aims to repeal the European Communities Act of 1972 and to transpose EU law relevant to the UK into national law upon the UK’s exit from the EU. However, the precise terms of the Withdrawal Bill, if enacted by the UK parliament, are uncertain and it remains unclear how the Withdrawal Bill will impact the legal and regulatory landscape in the UK after it becomes effective. In addition, it is possible (although of low likelihood) that a disorderly termination of the Article 50 process could occur, resulting in the UK leaving the EU before 29 March 2019. The consequences of such an early termination of the Article 50 process are uncertain and adverse impacts could crystallise rapidly should this occur.

This prevailing uncertainty relates to the timing of Brexit, as well as to the negotiation and form of the UK’s relationships with the EU, with other multilateral organisations and with individual countries at the time of exit and beyond. The timing of, and process for, such negotiations and the resulting terms of the UK’s future economic, trading and legal relationships with both the EU and other counterparties could impact the RBS Group’s and the Group’s financial condition, results of operations and prospects. The direct and indirect effects of Brexit are expected to affect many aspects of the RBS Group’s and the Group’s business and operating environment, including as described elsewhere in these risk factors, and may be material.

The longer term effects of Brexit on the RBS Group’s and the Group’s operating environment are difficult to predict, and subject to wider global macro-economic trends and events, but may significantly impact the RBS Group and the Group and their customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU and may result in periodic financial volatility and slower economic growth, in the UK in particular, but also in Republic of Ireland, Europe and potentially the global economy.

Until the bilateral and multilateral trading and economic relationships between the UK, the EU, members of the World Trade Organisation and other key trading partners are agreed, implemented and settled, the longer-term effects of this uncertainty are likely to endure and their severity increase in the absence of such agreements.

There is related uncertainty as to the respective legal and regulatory arrangements under which the RBS Group and its subsidiaries (including the Group) will operate when the UK is no longer a member of the EU. The RBS Group and its counterparties may no longer be able to rely on the EU passporting framework for financial services and could be required to apply for authorisation in multiple jurisdictions in the EU.

The cost and timing of that authorisation process is uncertain. The RBS Group has already announced plans to re-purpose its Dutch banking subsidiary, RBS N.V., to conduct the NatWest Markets franchise’s European business and further changes to the RBS Group’s business operations may be required. The RBS Group is also monitoring proposed amendments to the prudential framework for non-EU banks operating within in the EU. These and any other restructuring or commercial actions as well as new or amended rules, could have a significant impact on the RBS Group’s operations and/or legal entity structure, including attendant restructuring costs, capital requirements and tax implications and as a result adversely impact the RBS Group’s and the Group’s profitability, business model and product offering. These impacts would potentially be greater in the event of a disorderly termination of the Article 50 process and early Brexit. See ‘The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.’

The RBS Group and the Group face additional political uncertainty as to how the Scottish parliamentary process may impact the negotiations relating to Brexit.

RBSG is headquartered and incorporated in Scotland. Any changes to Scotland’s relationship with the UK or the EU (as an indirect result of Brexit or other developments) would impact the environment in which the RBS Group and its subsidiaries (including the Group) operate, and may require further changes to be made to the RBS Group’s or the Group’s structure, independently or in conjunction with other mandatory or strategic structural and organisational changes and as a result could adversely impact the RBS Group and the Group.

The Group is currently subject to increased political risks as a result of the UK Government’s majority ownership stake in RBSG.

Additional information

Risk factors continued

The UK Government in its November 2017 Autumn Budget indicated its intention to recommence the process for the privatisation of RBSG before the end of 2018-2019, although there can be no certainty as to the commencement of any sell-downs or the timing or extent thereof. See ‘HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including indirectly on the Group, and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.’ Were there to be a change of UK government as a result of a general election, the Group may face new risks as a result of a change in government policy. In its 2017 manifesto, for example, the Labour Party announced its intention to launch a consultation on breaking up the RBS Group to create new local public banks, a move that could impact the Group.

In addition to the political risks described above, the RBS Group and the Group remain exposed to risks arising out of geopolitical events, such as the imposition of trade barriers, the implementation of exchange controls and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable domestic or international political, military or diplomatic events, armed conflict, pandemics and terrorist acts and threats, and the response to them by the UK and other governments could also adversely affect levels of economic activity and have an adverse effect upon the RBS Group’s and the Group’s business, financial condition and results of operations.

The RBS Group and the Group are subject to a number of legal, regulatory and governmental actions and investigations. Unfavourable outcomes in such actions and investigations, could have a material adverse effect on the Group’s operations, operating results, reputation, financial position and future prospects.

The RBS Group’s and the Group’s operations remain diverse and complex and they operate in legal and regulatory environments that expose them to potentially significant legal and regulatory actions, including litigation claims and proceedings and civil and criminal regulatory and governmental investigations, and other regulatory risk. The RBS Group and the Group have settled a number of legal and regulatory actions over the past several years but the RBS Group and the Group continue to be, and may in the future be, involved in a number of legal and regulatory actions in the US, the UK, Europe and other jurisdictions.

The legal and regulatory actions specifically referred to below are, in the RBS Group’s view, the most significant legal and regulatory actions to which the RBS Group, including the Group, are currently exposed.

However, the RBS Group, including the Group are also subject to a number of additional claims, proceedings and investigations, the adverse resolution of which may also have a material adverse impact on the Group and which include ongoing reviews, investigations and proceedings (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings (including class action litigation), relating to, among other matters, the offering of securities, including residential mortgage-backed securities (RMBS), conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, sanctions, antitrust and various other compliance issues. See ‘Litigation, investigations and reviews’ of note 30 on the consolidated accounts on pages 149 to 161 for details for these matters. The RBS Group and the Group continue to cooperate with governmental and regulatory authorities in relation to ongoing informal and formal inquiries or investigations regarding these and other matters. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines or settlements or the form of any settlements, which may be material, are often difficult to predict, particularly in the early stages of a case or investigation. It is expected that the RBS Group, including the Group will continue to have a material exposure to legal and regulatory actions relating to legacy issues in the medium term.

RMBS

In the US, ongoing matters include certain matters relating to legacy RMBS activities including investigations by the U.S. Department of Justice (DOJ) and several state attorneys general and various civil claims. A further provision of $333 million (£258 million) was recorded by the Group in Q4 2017 in relation to the Group’s various RMBS investigations and litigation matters, taking the charge for the year to $774 million (£600 million). The aggregate provision at 31 December 2017 was $2.3 billion (£1.7 billion). The provision at 31 December 2017 has been transferred to disposal groups.

The duration and outcome of the DOJ’s investigations and other RMBS matters remain uncertain, including in respect of whether settlements for all or any such matters may be reached and any timing thereof. Further substantial provisions and costs may be recognised.

Global Restructuring Group

As announced on 8 November 2016, the RBS Group has taken steps, including automatic refunds of certain complex fees and a complaints process, overseen by an independent third party for small and medium entity (SME) customers in the UK and the Republic of Ireland that were in its Global Restructuring Group (GRG) between 2008 and 2013. This complaints review process and the automatic refund of complex fees was developed with the involvement of the Financial Conduct Authority (FCA). The RBS Group booked a provision of £400 million in Q4 2016, based on its estimates of the costs associated with the complaints review process and the automatic refund of complex fees for SME customers in GRG. On 23 October 2017, the FCA published an interim report incorporating a summary of the Skilled Person’s report which stated that, further to the general investigation announced in November 2016, the FCA had decided to carry out a more focused investigation.

Additional information

Risk factors continued

The FCA published its final summary of the Skilled Person’s report on 28 November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report on 20 February 2018. The FCA investigation is ongoing and fines or additional redress commitments may be accepted by or imposed upon the RBS Group as a result of this or any subsequent investigation or enquiry, notwithstanding the steps the RBS Group has already taken.

Payment protection insurance

To date, the Group has booked provisions of £3.0 billion with respect to payment protection insurance (PPI), including an additional provision of £107 million in 2017. Of the £3.0 billion cumulative provision, £2.4 billion had been utilised by 31 December 2017. In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement (17/3)) came into force.. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire in August 2019, before which new PPI complaints must be made. The RBS Group is implementing the Policy Statement. The number of claims received and the cost of the redress of such claims may materially exceed the RBS Group’s estimates and may entail additional material provisions and reputational harm.

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

The outcome of on-going claims against the RBS Group and the Group may give rise to additional legal claims being asserted against the Group. Adverse outcomes or resolution of current or future legal or regulatory actions could result in restrictions or limitations on the Group’s operations, adversely impact the implementation of the RBS Group’s current transformation programme as well as the Group’s capital position and its ability to meet regulatory capital adequacy requirements. The remediation programmes or commitments which the RBS Group and the Group have agreed to in connection with past settlements or investigations, could require significant financial costs and personnel investment for the Group and may result in changes in its operations or product offerings, and failure to comply with undertakings made by the Group to its regulators may result in additional measures or penalties being taken against the Group.

The Group’s ability to meet the targets and expectations which accompany the RBS Group’s transformation programme, including with respect to its cost reduction programme and its return to profitability and the timing thereof, are subject to various internal and external risks and are based on a number of key assumptions and judgments any of which may prove to be inaccurate.

As part of the RBS Group’s transformation programme, a number of financial, capital, operational and diversity targets and expectations have been set by management for the RBS Group and the Group, both for the short term and throughout the transformation and restructuring period. These include (but are not limited to) expectations relating to the RBS Group’s and the Group’s return to profitability and the timing thereof, one-off costs incurred in connection with material litigation and conduct matters and the timing thereof, expected growth rates in income, customer loans and advances and volumes and underlying drivers and trends, cost:income ratio targets, expectations with respect to reductions in operating costs, including remediation costs, expectations relating to restructuring or transformation costs and charges as well as impairment charges, disposal losses, CET1 ratio targets and expectations regarding funding plans and requirements, expectations with respect to reductions in risk-weighted assets and the timing thereof, expectations with respect to employees engagement and diversity targets.

The successful implementation of the RBS Group’s transformation programme and the RBS Group’s and the Group’s ability to meet associated targets and expectations, are subject to various internal and external factors and risks, including those described in this risk factor, the other risk factors included in this section and the disclosure included in the rest of this document. These include, but are not limited to, market, regulatory, economic and political uncertainties, developments relating to litigation, governmental actions and investigations and regulatory matters, operational risks, risks relating to the RBS Group’s and the Group’s business models and strategies and delays or difficulties in implementing its transformation programme, including the restructuring and funding of the NatWest Markets franchise, the implementation of the UK ring-fencing regime and compliance with the RBS Group’s Alternative Remedies Package obligations. A number of factors may also impact the RBS Group’s ability to maintain its current CET1 ratio target at 13% throughout the restructuring period, including conduct related costs, pension or legacy charges, accounting impairments, including as a result of the implementation of the IASB’s new accounting standard for financial instruments (‘IFRS 9’), or limited organic capital generation through profits. In addition, the run-down of risk-weighted assets may be accompanied by the recognition of disposal losses which may be higher than anticipated, including due to a degraded economic environment.

The RBS Group’s and the Group’s ability to meet cost:income ratio targets and the planned reductions in annual underlying costs (excluding restructuring and conduct-related charges) may also be impacted and the focus on meeting cost reduction targets may result in limited investment in other areas which could affect the RBS Group’s or the Group’s long-term product offering or competitive position.

Additional information

Risk factors continued

More generally, the targets and expectations which accompany the RBS Group’s transformation programme are based on management plans, projections and models and are subject to a number of key assumptions and judgments any of which may prove to be inaccurate. Among others, the targets and expectations set as part of the RBS Group’s transformation programme assume that the RBS Group and the Group will be successful in implementing their business models and strategies, in executing the transformation programme and reducing the complexity of their businesses and infrastructure at the same time that they will be implementing significant structural changes to comply with the regulatory environment and that they will implement and maintain robust control environments and effective cultures, including with respect to risk management.

In addition, the plans to deliver a UK ring-fencing compliant structure across franchises and functions may impact the RBS Group’s concurrent transformation programme which could result in delays to the transformation programme portfolio deliveries at the Group level which in turn could result in the Group receiving delayed benefits therefrom. See ‘The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.’

As a result, there can be no certainty that the implementation of the RBS Group’s transformation programme will prove to be a successful strategy, that the RBS Group or the Group will meet its targets and expectations during the restructuring period or that the restructured RBS Group (including the Group) will be a viable, competitive or profitable banking business.

Operational risks are inherent in the Group’s businesses and these risks are heightened as the RBS Group implements its transformation programme, including significant cost reductions, the UK ring-fencing regime and implementation of the Alternative Remedies Package against the backdrop of legal and regulatory changes.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events, including legal risks. The Group has complex and diverse operations and operational risks or losses can result from a number of internal or external factors, including:

•                 internal and external fraud and theft from the RBS Group or the Group, including cybercrime;

•                 compromise of the confidentiality, integrity, or availability of the RBS Group’s or the Group’s data, systems and services;

•                 failure to identify or maintain the RBS Group’s or the Group’s key data within the limits of their agreed risk appetite;

•                 failure to provide adequate data, or the inability to correctly interpret poor quality data;

•                 failure of the RBS Group’s or the Group’s technology services due to loss of data, systems or data centre failure as a result of the Group’s actions or actions outside the Group’s control, or failure by third parties to restore services;

•                 failure to appropriately or accurately manage the RBS Group’s or the Group’s operations, transactions or security;

•                 incorrect specification of models used by the RBS Group or the Group or implementing or using such models incorrectly;

•                 failure to effectively execute or deliver the transformation programme;

•                 failure to attract, retain or engage staff;

•                 insufficient resources to deliver change and business-as-usual activity;

•                 decreasing employee engagement or failure by the RBS Group or the Group to embed new ways of working and values; or

•                 incomplete, inaccurate or untimely statutory, regulatory or management reporting.

Operational risks for the Group are and will continue to be heightened as a result of the number of initiatives being concurrently implemented by the Group, in particular the implementation of the RBS Group’s transformation programme, its cost-reduction programme, the implementation of the UK ring-fencing regime and implementation of the Alternative Remedies Package. Individually, these initiatives carry significant execution and delivery risk and such risks are heightened as their implementation is often highly correlated and dependent on the successful implementation of interdependent initiatives.

These initiatives are being delivered against the backdrop of ongoing cost challenges and increasing legal and regulatory uncertainty and will put significant pressure on the Group’s ability to maintain effective internal controls and governance frameworks. Although the Group has implemented risk controls and loss mitigation actions and significant resources and planning have been devoted to mitigate operational risk, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Ineffective management of such risks could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group’s operations are highly dependent on its and the RBS Group’s IT systems. A failure of its or the RBS Group’s IT systems, including as a result of the lack of or untimely investments, could adversely affect its operations, competitive position and investor and customer confidence and expose the RBS Group or the Group to regulatory sanctions.

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

Additional information

Risk factors continued

The vulnerabilities of the RBS Group’s and the Group’s IT systems are in part due to their complexity, which is attributable to overlapping multiple dated systems that result from the RBS Group’s historical acquisitions and insufficient investment prior to 2013 to keep the IT applications and infrastructure up-to-date. Within a complex IT estate, the risk of disruption due to end-of-life hardware and software may create challenges in recovering from system breakdowns. In 2017, the Group made progress to remediate or replace out of date systems, reducing the overall risk of disruption. However, some risk remains, and will require continued focus and investment on an on-going basis to limit any IT failures which may adversely affect the RBS Group’s or the Group’s relationship with their customers and their reputation, and which may also lead to regulatory investigations and redress.

The RBS Group’s and the Group’s regulators in the UK, continue to actively monitor progress being made by banks in the UK to modernise, manage and secure their IT infrastructure and environment, in order to prevent future failures affecting customers. Any critical system failure, any prolonged loss of service availability or any material breach of data security could cause serious damage to the RBS Group’s or the Group’s ability to provide service to their customers, which could result in significant compensation costs or fines resulting from regulatory investigations and could breach regulations under which the RBS Group and the Group operate.

In particular, failures or breaches resulting in the loss or publication of confidential customer data could cause long-term damage to the RBS Group’s and/or the Group’s reputation, business and brands, which could undermine its ability to attract and keep customers.

The RBS Group is currently implementing a number of complex change initiatives, including its transformation programme, the UK ring-fencing regime and the restructuring of the NatWest Markets franchise. A failure to safely and timely implement one or several of these initiatives could lead to disruptions of the RBS Group’s or the Group’s IT infrastructure or loss or publication of confidential customer data and in turn could cause long-term damage to the RBS Group’s and the Group’s reputation, brands, results of operations and financial position. In addition, recent or future regulatory changes, such as the EU General Data Protection Regulation and the Competition and Marketing Authority’s (CMA’s) Open Banking standard, increase the risks relating to the RBS Group’s and the Group’s ability to comply with rules that impact its IT infrastructure. Any non-compliance with such regulations could result in regulatory proceedings or the imposition of fines or penalties and consequently could have a material adverse effect on the RBS Group’s and the Group’s business, reputation, financial condition and future prospects.

The RBS Group has made, and will continue to make, considerable investments in its (including the Group’s) IT systems and technology to further simplify, upgrade and improve its capabilities to make them more cost-effective and improve controls, procedures, strengthen cyber security defences, enhance the digital services provided to bank customers and improve the RBS Group’s and the Group’s competitive position, which is designed to reduce the potential for system failures which adversely affect their relationship with their customers and reputation, which may lead to regulatory investigations and redress. However, the RBS Group’s current focus on cost-saving measures, as part of its transformation programme, may impact the resources available to implement further improvements to the RBS Group’s and the Group’s IT infrastructure and technology or limit the resources available for investments in technological developments and/or innovation. Should such investment and rationalisation initiatives fail to achieve the expected results, or prove to be insufficient, it could have a material adverse impact on the Group’s operations, its ability to retain or grow its customer business or its competitive position and could negatively impact the Group’s financial position.

The RBS Group and the Group are exposed to cyberattacks and a failure to prevent or defend against such attacks and provide, as appropriate, notification of them, could have a material adverse effect on the Group’s operations, results of operations or reputation.

The RBS Group and the Group are subject to regular cybersecurity attacks and related threats, which have targeted financial institutions, corporates, governments and other institutions across all industries. The RBS Group and the Group are increasingly reliant on technology which is vulnerable to attacks and these attacks continue to increase in frequency, sophistication and severity and could have a material adverse effect on the Group’s operations, customers and reputation. The RBS Group and the Group rely on the effectiveness of their internal policies, controls, procedures and capabilities to protect the confidentiality, integrity and availability of information held on their computer systems, networks and devices, and also on the computer systems, networks and devices of third parties with whom the RBS Group and the Group interact. In connection with the implementation of the UK ring-fencing regime, certain systems, networks or devices may be migrated from RBS plc to the Bank, which may cause disruption or impact the effectiveness of such systems, networks or devices.

The RBS Group and the Group take appropriate measures to prevent, detect and minimise attacks that could disrupt the delivery of critical business processes to their customers. Because financial institutions such as the Group operate with complex legacy infrastructure, they may be even more susceptible to attack due to the increased number of potential entry points and weaknesses.

Additional information

Risk factors continued

In addition, the increasing sophistication of cyber criminals may increase the risk of a security breach of the RBS Group’ and the Group’s systems and as security threats continue to evolve the RBS Group and the Group may be required to invest additional resources to modify the security of their systems, which could have a material adverse effect on the RBS Group’s and the Group’s results of operations.

Failure to protect the RBS Group’s and the Group’s operations from cyberattacks or to continuously review and update current processes and controls in response to new or existing threats could result in the loss of customer data or other sensitive information as well as instances of denial of service for the Group’s customers and staff. The RBS Group’s and the Group’s systems, and those of third parties suppliers, are often subject to cyberattacks which have to date been immaterial to the RBS Group’s and the Group’s operations. In 2017, the RBS Group experienced 11 distributed denial of service (DDOS) attacks against customer-facing websites, one of which caused minimal customer impacts for a short period of time. This represents a decrease from 26 attacks against the RBS Group in 2016, but a recent surge of activity in the fourth quarter of 2017 points towards an increasing trend of such attacks into 2018. The Group’s DDOS mitigation controls have recently been strengthened and will continue to be strengthened further in 2018. However, there can be no assurance that those and the RBS Group’s and the Group’s other strategies to defend against cyberattacks, including future DDOS attacks, will be successful and avoid the potential adverse effects of cyberattacks on the RBS Group or the Group.

The Bank of England, the FCA and HM Treasury in the UK and regulators in the US and in Europe continue to recognise cybersecurity as a systemic risk to the financial sector and have highlighted the need for financial institutions to improve resilience to cyberattacks and provide timely notification of them, as appropriate. The RBS Group expects greater regulatory engagement, supervision and enforcement on cybersecurity in the future. The RBS Group and the Group continue to participate in initiatives led by the Bank of England and other regulators designed to share best practice and to test how major firms respond to significant cyberattacks. The outputs of this collaboration along with other regulatory and industry-led initiatives are continually incorporated into the RBS Group’s and the Group’s on-going IT priorities and improvement measures. However, the Group continues to expect that it and the RBS Group will be targeted regularly in the future but there can be no certainty that the RBS Group or the Group will not be materially impacted by a future attack.

Any failure in the RBS Group’s or the Group’s cybersecurity policies, procedures or controls, could lead to the Group suffering financial losses, reputational damage, a loss of customers, additional costs (including costs of notification of consumers, credit monitoring or card reissuance) regulatory investigations or sanctions being imposed and could have a material adverse effect on the Group’s results of operations, financial condition or future prospects.

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

In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, in particular with respect to payment services and products, and the introduction of disruptive technology may impede the Group’s ability to grow or retain its market share and impact its revenues and profitability, particularly in its key UK retail banking segment. These trends may be catalysed by various regulatory and competition policy interventions, particularly as a result of the Open Banking initiative and other remedies imposed by the CMA which are designed to further promote competition within retail banking.

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

Although the Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient, especially given the RBS Group’s focus on its cost savings targets, which may limit additional investment in areas such as financial innovation and therefore could affect the Group’s offering of innovative products and its competitive position.

Additional information

Risk factors continued

The Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, including the UK initiative on Open Banking (PSD2), resulting in increased competition from both traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base. If the Group is unable to offer competitive, attractive and innovative products that are also profitable, it will lose market share, incur losses on some or all of its activities and lose opportunities for growth.

For example, companies in the financial services industry are increasingly using artificial intelligence and/or automated processes to enhance their output and performance. As part of this broader trend, the RBS Group is in the early stages of automating certain of its solutions and interactions within its customer-facing businesses. Such developments may result in unintended consequences or conduct risk for the RBS Group and the Group if such new processes, including the algorithms used, are not carefully tested and integrated into the RBS Group and the Group’s current solutions. In addition to such reputational risks, the development of automated solutions will require investment in technology and will likely result in increased costs for the RBS Group and the Group.

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

The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime. In addition, the Group expects to make additional contributions to cover pension funding deficits as a result of degraded economic conditions and any devaluation in the asset portfolio held by the pension trustee.

RBS plc and its subsidiaries maintain a number of defined benefit pension schemes for certain former and current employees. The UK ring-fencing regime will require significant changes to the structure of the RBS Group’s existing defined benefit pension schemes because, from 2026 it will not be possible for the Group or any other entities inside the RFB to participate in the same defined benefit pension scheme as entities outside the RFB or their wholly-owned subsidiaries. As a result, RFB cannot be liable for debts to pension schemes that might arise as a result of the failure of an entity that is not an RFB or wholly owned subsidiary thereof after 1 January 2026.

The restructuring of the RBS Group and its defined benefit pension scheme to implement the UK ring-fencing regime could also affect assessments of the RBS Group’s pension scheme deficits or result in the pension scheme trustees considering that the employer covenant has been weakened and result in further additional material contributions being required.

The RBS Group is developing a strategy to meet these requirements. This will require the agreement of the pension scheme trustee. The RBS Group’s intention is for the Main scheme to be supported by the Bank. Discussions with the pension scheme trustee are ongoing and will be influenced by the RBS Group’s overall ring-fence strategy and its pension funding and investment strategies.

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

Pension risk also includes the risk that the assets of the RBS Group’s various defined benefit pension schemes do not fully match the timing and amount of the schemes’ liabilities, as a result of which the RBS Group and/or RBS plc and subsidiaries are required or chooses to make additional contributions to address deficits that may emerge. Risk arises from the schemes because the value of the asset portfolios may be less than expected, or may have reduced in value relative to the pension liabilities it supports, and because there may be greater than expected increases in the estimated value of the schemes’ liabilities and additional future contributions to the schemes may be required. Pension regulations may also change in a manner adverse to the RBS Group and RBS plc.

The value of pension scheme liabilities varies with changes to long-term interest rates (including prolonged periods of low interest rates as is currently the case), inflation, monetary policy, pensionable salaries and the longevity of scheme members, as well as changes in applicable legislation.

Given economic and financial market difficulties and volatility, the low interest rate environment and the risk that such conditions may occur again over the near and medium term, some of the RBS Group’s pension schemes have experienced increased pension deficits.

The last triennial valuation of the Main scheme, had an effective date of 31 December 2015. This valuation was concluded with the acceleration of the nominal value of all committed contributions in respect of past service (£4.2 billion), which was paid in the first quarter of 2016.

Additional information

Risk factors continued

The next triennial period valuation will take place in the fourth quarter of 2018 and the Main scheme pension trustee agreed that it would not seek a new valuation prior to that date, except where a material change arises. The 2018 triennial valuation is expected to result in a significant increase in the regular annual contributions in respect of the ongoing accrual of benefits. Notwithstanding the 2016 accelerated payment and any additional contributions that may be required beforehand as a result of a material change, the RBS Group expects to have to agree to additional contributions, over and above the existing committed past service contributions, as a result of the next triennial valuation. Under current legislation, such agreement would need to be reached no later than the first quarter of 2020. The cost of such additional contributions could be material and any additional contributions that are committed to the Main scheme following new actuarial valuations would trigger the recognition of a significant additional liability on the Bank’s balance sheet and/or an increase in any pension surplus derecognised, which in turn could have a material adverse effect on the Group’s results of operations, financial position and prospects.

Pension risk and changes to the RBS Group’s funding of its pension schemes may have a significant impact on the RBS Group’s and/or the Group’s regulatory capital position or the RBS Group’s capital plan.

The RBS Group’s capital position is influenced by pension risk in several respects: Pillar 1 capital is impacted by the requirement that net pension assets are deducted from capital and that actuarial gains/losses impact reserves and, by extension, CET1 capital; Pillar 2A requirements result in the RBS Group being required to carry a capital add-on to absorb stress on the pension fund; and finally, the risk of additional contributions to the RBS Group’s pension fund and investment risk associated with the pension fund is taken into account in the RBS Group’s capital plan and include additions to the RBS Group’s capital management buffer to cater for certain pension related stress scenarios.

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

The RBS Group believes that the accelerated payment to the RBS Group’s Main scheme pension fund made in the first quarter of 2016 improved the RBS Group’s and the Group’s capital planning and resilience through the period to 2019 and provided the Main scheme pension trustee with more flexibility over its investment strategy. This payment has resulted in a reduction in prevailing Pillar 2A add-on. However, subsequent contributions required in connection with the 2018 triennial valuation, or otherwise, may adversely impact the RBS Group’s and the Group’s capital position.

As the RBS Group is unable to recognise any accounting surplus due to constraints under IFRIC14, any contributions made which increase the accounting surplus, or contributions committed to which would increase the accounting surplus when paid, would have a corresponding negative impact on the RBS Group’s capital position.

As a result, if any of these assumptions prove inaccurate, or if the Group does not hold adequate capital in its management buffer to cover market risk in the pension fund in a stressed scenario, the RBS Group’s capital position may significantly deteriorate and fall below the minimum capital requirements applicable to the RBS Group or RBS Group entities (including the Bank), and in turn result in increased regulatory supervision or sanctions, restrictions on discretionary distributions or loss of investor confidence, which could individually or in aggregate have a material adverse effect on the RBS Group’s and the Group’s results of operations, financial prospects or reputation.

The impact of the Group’s pension obligations on its results and operations are also dependent on the regulatory environment in which it operates. There is a risk that changes in prudential regulation, pension regulation and accounting standards, or a lack of coordination between such sets of rules, may make it more challenging for the RBS Group to manage its pension obligations resulting in an adverse impact on the RBS Group’s CET1 capital.

The Group’s businesses and performance can be negatively affected by actual or perceived economic conditions in the UK and globally and other global risks, including risks arising out of geopolitical events and political developments and the Group will be increasingly impacted by developments in the UK as its operations become increasingly concentrated in the UK.

Actual or perceived difficult global economic conditions can create challenging economic and market conditions and a difficult operating environment for the Group’s businesses and its customers and counterparties. The Group’s primary business focus is the UK and the ROI and, as part of its revised strategy, the RBS Group has been refocusing its business in the UK, the ROI and Western Europe. Accordingly the Group and the RBS Group are materially exposed to the economic conditions of the British economy as well as the Eurozone. In particular, the longer term effects of Brexit are difficult to predict and are subject to wider global macro-economic trends, but may include periods of financial market volatility and slower economic growth, in the UK in particular, but also in the ROI, Europe and the global economy, at least in the short to medium term.

Additional information

Risk factors continued

See ‘The Group is subject to political risks, including economic, regulatory and political uncertainty arising from the referendum on the UK’s membership of the European Union, which could adversely impact the Group’s business, results of operations, financial condition and prospects.’ and ‘The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.’

The outlook for the global economy over the medium-term remains uncertain due to a number of factors including: political instability, an extended period of low inflation and low interest rates, although monetary policy has begun the process of normalisation in some countries. The normalisation of monetary policy in the USA may affect some emerging market economies which may raise their domestic interest rates in order to avoid capital outflows, with negative effects on growth and trade. Such conditions could be worsened by a number of factors including political uncertainty or macro-economic deterioration in the Eurozone or the US, increased instability in the global financial system and concerns relating to further financial shocks or contagion, volatility in the value of the pound sterling, new or extended economic sanctions, volatility in commodity prices or concerns regarding sovereign debt. In particular, concerns relating to emerging markets, including lower economic growth or recession, concerns relating to the Chinese economy and financial markets, reduced global trade in emerging market economies to which the Group is exposed or increased financing needs as existing debt matures, may give rise to further instability and financial market volatility.

Any of the above developments could impact the Group directly by resulting in credit losses and indirectly by further impacting global economic growth and financial markets.

Developments relating to current economic conditions, including those discussed above, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. Any such developments may also adversely impact the financial position of the Group’s pension schemes, which may result in the Group being required to make additional contributions. See ‘The Group is subject to pension risks and will be required to make additional contributions as a result of the restructuring of its pension schemes in relation to the implementation of the UK ring-fencing regime. In addition, the Group expects to make additional contributions to cover pension funding deficits as a result of degraded economic conditions and any devaluation in the asset portfolio held by the pension trustee.’

In addition, the Group is exposed to risks arising out of geopolitical events or political developments, such as trade barriers, exchange controls, sanctions and other measures taken by sovereign governments that can hinder economic or financial activity levels. Furthermore, unfavourable political, military or diplomatic events, including secession movements or the exit of other Member States from the EU, armed conflict, pandemics, state and privately sponsored cyber and terrorist acts or threats, and the responses to them by governments, could also adversely affect economic activity and have an adverse effect upon the Group’s business, financial condition and results of operations.

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

In particular, the Group has significant exposure to certain individual customers and other counterparties in weaker business sectors and geographic markets and also has concentrated country exposure in the UK.

At 31 December 2017, current exposure in the UK was £193.2 billion and in and in the rest of the world was £0.2 billion. Within certain business sectors, namely personal and property at 31 December 2017, personal lending amounted to £128.7 billion and lending exposure to property was £17.5 billion.

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

Additional information

Risk factors continued

However, a further deterioration in economic and market conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality and also impact the Group’s ability to enforce contractual security rights. In particular, developments relating to Brexit may adversely impact credit quality in the UK.

In addition, as the RBS Group continues to implement its strategy and further reduces its scale and global footprint, the Group’s relative exposure to the UK and to certain sectors and asset classes in the UK will continue to increase as its business becomes more concentrated in the UK as a result of the reduction in the number of jurisdictions outside of the UK in which it operates. The level of UK household indebtedness remains high and the ability of some households to service their debts could be challenged by a period of higher unemployment.

Highly indebted households are particularly vulnerable to shocks, such as falls in incomes or increases in interest rates, which threaten their ability to service their debts.

In particular, in the UK the Group is at risk from downturns in the UK economy and volatility in property prices in both the residential and commercial sectors. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK residential property sector. In the UK commercial real estate market, activity has improved against 2016 but may be short-lived given continued political uncertainty and progress of negotiations relating to the form and timing of Brexit. There is a risk of further adjustment given the reliance of the UK commercial real estate market in recent years on inflows of foreign capital and, in some segments, stretched property valuations. As a result, the continued house price weakness, particularly in London and the South East of the UK, would be likely to lead to higher impairment and negative capital impact as loss given default rate increases.

In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates, inflation or increased unemployment, could also lead to higher impairments on loans held by the Group being recognised. The Group also remains exposed to certain counterparties operating in certain industries which have been under pressure in recent years, and any further deterioration in the outlook the credit quality of these counterparties may require the Group to make additional provisions, which in turn would reduce earnings and impact the Group’s profitability.

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

Any such deteriorations in the Group’s recoveries on defaulting loans could have an adverse effect on the Group’s results of operations and financial condition.

Concerns about, or a default by, one financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, as the commercial and financial soundness of many financial institutions may be closely related as a result of credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses for, or defaults by, the RBS Group and/or the Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis.

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

Continued low interest rates have significantly affected and will continue to affect the Group’s business and results of operations. A continued period of low interest rates, and yield curves and spreads may affect net interest income, the effect of which may be heightened during periods of liquidity stress.

Interest rate and foreign exchange risks, discussed below, are significant for the Group. Monetary policy has been highly accommodative in recent years, including as a result of certain policies implemented by the Bank of England and HM Treasury such as the Term Funding Scheme, which have helped to support demand at a time of very pronounced fiscal tightening and balance sheet repair. In the UK, the Bank of England lowered interest rates to 0.25% in August 2016 and raised them to 0.5% in November 2017. However, there remains considerable uncertainty as to whether or when the Bank of England and other central banks will further increase interest rates. While the ECB has been conducting a quantitative easing programme since January 2015 designed to improve confidence in the Eurozone and encourage more private bank lending, there remains considerable uncertainty as to whether such measures have been or will be sufficient or successful and the extension of this programme until the end of September 2018 (or beyond) may put additional pressure on margins. Continued sustained low or negative interest rates or any divergences in monetary policy approach between the Bank of England and other major central banks could put further pressure on the Group’s interest margins and adversely affect the Group’s profitability and prospects.

Additional information

Risk factors continued

A continued period of low interest rates and yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress.

Conversely while increases in interest rates may support the Group’s income, sharp increases in interest rates could lead to generally weaker than expected growth, or even contracting GDP, reduced business confidence, higher levels of unemployment or underemployment, adverse changes to levels of inflation, potentially higher interest rates and falling property prices in the markets in which the Group operates.

In turn, this could cause stress in the loan portfolio of the Group, particularly in relation to non-investment grade lending or real estate loans and consequently to an increase in delinquency rates and default rates among customers, leading to the possibility of the Group incurring higher impairment charges. Similar risks result from the exceptionally low levels of inflation in developed economies, which in Europe particularly could deteriorate into sustained deflation if policy measures prove ineffective. Reduced monetary stimulus and the actions and commercial soundness of other financial institutions have the potential to impact market liquidity.

The Group’s earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

The Group’s businesses and performance are affected by financial market conditions. The performance and volatility of financial markets affect bond and equity prices and have caused, and may in the future cause, changes in the value of the Group’s investment and trading portfolios. Financial markets have recently experienced and may in the near term experience significant volatility, including as a result of concerns about Brexit, political and financial developments in the US and in Europe, including as a result of general elections, geopolitical developments and developments relating to trade agreements volatility and instability in the Chinese and global stock markets, expectations relating to or actions taken by central banks with respect to monetary policy, and weakening fundamentals of the Chinese economy, resulting in further short-term changes in the valuation of certain of the Group’s assets. Uncertainty about potential fines for past misconduct and concerns about the longer-term viability of business models have also weighed heavily on the valuations of some financial institutions in Europe and in the UK, including the RBS Group.

Any further deterioration in economic and financial market conditions or weak economic growth could require the RBS Group to recognise further significant write-downs and realise increased impairment charges, all of which may have a material adverse effect on its financial condition, results of operations and capital ratios. As part of its transformation programme, the RBS Group is executing the run-down or disposal of a number of businesses, assets and portfolios.

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

The cost of implementing the Alternative Remedies Package regarding the business previously described as Williams & Glyn could be more onerous than anticipated and any failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group’s and the Group’s operations.

On 18 September 2017, the RBS Group received confirmation that the Alternative Remedies Package had been formally approved by the European Commission (‘EC’) in the form proposed.

The Alternative Remedies Package replaced the existing requirement to divest the business previously described as Williams & Glyn by 31 December 2017. The Alternative Remedies Package focuses on the following two remedies to promote competition in the market for banking services to small and medium-sized enterprises (‘SMEs’) in the UK: (i) a £425 million capability and innovation fund that will grant funding to a range of eligible competitors in the UK banking and financial technology sectors; and (ii) a £275 million incentivised switching scheme which will provide funding for eligible bodies to help them incentivise SME customers of the business previously described as Williams & Glyn to switch their primary accounts and loans from the RBS Group, paid in the form of ‘dowries’ to business current accounts at the receiving bank. The RBS Group has also agreed to set aside up to a further £75 million in funding to cover certain costs customers may incur as a result of switching under the incentivised switching scheme. In addition, under the terms of the Alternative Remedies Package, should the uptake within the incentivised switching scheme not be sufficient, RBSG may be required to make a further contribution, capped at £50 million.

An independent body (‘Independent Body’) is in the process of being established to administer the Alternative Remedies Package. However, the implementation of the Alternative Remedies Package, also entails additional costs, including but not limited to the funding commitments and financial incentives envisaged to be provided under the plan.

Additional information

Risk factors continued

Implementation of the Alternative Remedies Package could also divert resources from the RBS Group’s and the Group’s operations and jeopardise the delivery and implementation of other significant plans and initiatives. In addition, under the terms of the Alternative Remedies Package, the Independent Body can require the RBS Group to modify certain aspects of the RBS Group’s execution of the incentivised switching scheme, which could increase the cost of implementation. Furthermore, should the uptake within the incentivised switching scheme not be sufficient, the Independent Body can extend the duration of the scheme by up to twelve months and can compel the RBS Group to extend the customer base to which the scheme applies which may result in prolonged periods of disruption to a wider portion of the Group’s business.

As a direct consequence of the incentivised switching scheme, the Group will lose existing customers and deposits, which in turn will have adverse impacts on the Group’s business and associated revenues and margins. Furthermore, the capability and innovation fund is intended to benefit eligible competitors and negatively impact the Group’s competitive position. To support the incentivised switching initiative, upon request by an eligible bank, the RBS Group has also agreed to grant those customers which have switched to eligible banks under the incentivised switching scheme access to its branch network for cash and cheque handling services, which may result in reputational and financial exposure for the Group and impact customer service quality for the Group’s own customers with consequent competitive, financial and reputational implications. The implementation of the incentivised switching scheme is also dependent on the engagement of the eligible banks with the incentivised switching scheme and the application of the eligible banks to and approval by the Independent Body. The incentivised transfer of SME customers to third party banks places reliance on those third parties to achieve satisfactory customer outcomes which could give rise to reputational damage if these are not forthcoming.

A failure to comply with the terms of the Alternative Remedies Package could result in the imposition of additional measures or limitations on the RBS Group’s and the Group’s operations, additional supervision by the RBS Group’s regulators, and loss of investor or customer confidence, any of which could have a material adverse impact on the RBS Group and the Group. Delays in execution may also impact the RBS Group’s ability to carry out its transformation programme, including the implementation of cost saving initiatives and mandatory regulatory requirements. Such risks will increase in line with any delays.

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

In addition to the prudential requirements applicable under CRD IV, the EU Bank Recovery and Resolution Directive (the ‘BRRD’) introduces, among other things, a requirement for banks to maintain at all times a sufficient aggregate amount of own funds and ‘eligible liabilities’ (that is, liabilities that can absorb loss and assist in recapitalising a firm in accordance with a predetermined resolution strategy), known as the minimum requirements for own funds and eligible liabilities (‘MREL’), designed to ensure that the resolution of a financial institution may be carried out, without public funds being exposed to the risk of loss and in a way which ensures the continuity of critical economic functions, maintains financial stability and protects depositors.

In November 2015, the Financial Stability Board (‘FSB’) published a final term sheet setting out its total loss- absorbing capacity (‘TLAC’) standards for global systemically important banks (‘G-SIBs’). The EBA was mandated to assess the implementation of MREL in the EU and the consistency of MREL with the final TLAC standards and published an interim report setting out the conclusions of its review in July 2016 and its final report in December 2016. On the basis of the EBA’s work and its own assessment of CRD IV and the BRRD, the European Commission published in November 2016 a comprehensive set of proposals, seeking to make certain amendments to the existing MREL framework. In particular, the proposals make a number of amendments to the MREL requirements under the BRRD, in part in order to transpose the FSB’s final TLAC term sheet.

The UK government is required to transpose the BRRD’s provisions relating to MREL into law through further secondary legislation. In November 2016, the Bank of England published its final rules setting out its approach to setting MREL for UK banks. These final rules (which were adopted on the basis of the current MREL framework in force in the EU) do not take into account the European Commission’s most recent proposals with respect to MREL and differ in a number of respects. In addition, rules relating to a number of specific issues under the framework remain to be implemented. These include internal MREL requirements, in respect of which the FSB published guiding principles in July 2017.

Additional information

Risk factors continued

The Bank of England published a consultation paper in October 2017 but has not yet published a final statement of policy on its approach to setting internal MREL. The Bank of England has also stated that it expects to set out policy proposals for MREL cross-holdings and disclosure requirements once there is greater clarity as to the timing and final content of related EU proposals.

The Bank of England is responsible for setting the MREL requirements for each UK bank, building society and certain investment firms in consultation with the PRA and the FCA, and such requirement will be set depending on the resolution strategy of the financial institution. In its final rules, the Bank of England has set out a staggered compliance timeline for UK banks, including with respect to those requirements applicable to G-SIBs (including the RBS Group). Under the revised timeline, G-SIBs will be expected to (i) meet the minimum requirements set out in the FSB’s TLAC term sheet from 1 January 2019 (i.e. the higher of 16% of risk-weighted assets or 6% of leverage exposures), and (ii) meet the full MREL requirements to be phased in from 1 January 2020, with the full requirements applicable from 2 January 2022 (i.e. for G-SIBs two times Pillar 1 plus Pillar 2A or the higher of two times the applicable leverage ratio requirement or 6.75% of leverage exposures). MREL requirements are expected to be set on consolidated, sub-consolidated and individual bases, and are in addition to regulatory capital requirements (so that there can be no double counting of instruments qualifying for capital requirements).

For institutions, including the RBS Group, for which bail-in is the required resolution strategy and which are structured to permit single point of entry resolution due to their size and systemic importance, the Bank of England has indicated that in order to qualify as MREL, eligible liabilities must be issued by the resolution entity (i.e. the holding company for the RBS Group) and be structurally subordinated to operating and excluded liabilities (which include insured deposits, short-term debt, derivatives, structured notes and tax liabilities). Under the single point of entry (SPE) resolution model that applies to the RBS Group, losses that crystallise in the operating companies are passed up the chain to RBSG through the write down of the holding company’s investments in the equity and debt of its operating companies. The probability of the external MREL investors being bailed-in will depend on the RBS Group’s overall going-concern capital resources, the extent of any losses in the operating companies, and the extent to which those losses are passed up to the investing entity (recognising that some operating company liabilities, including obligations to pension schemes, are protected from bail-in).

The final rules set out a number of liabilities which cannot qualify as MREL and are therefore ‘excluded liabilities’. As a result, senior unsecured issuances by RBSG will need to be subordinated to the excluded liabilities described above.

The proceeds from such issuances will be transferred to material operating subsidiaries (as identified using criteria set in the Bank of England’s final rules on internal MREL) in the form of capital or another form of subordinated claim.

In this way, MREL resources will be ‘structurally subordinated’ to senior liabilities of operating companies, allowing losses from operating companies to be transferred to the holding company and - if necessary - for resolution to occur at the holding company level, without placing the operating companies into a resolution process. The TLAC standard requires that the total amount of excluded liabilities on RBSG’s balance sheet does not exceed 5% of its external TLAC (i.e. the eligible liabilities RBSG has issued to investors which meet the TLAC requirements) and the Bank of England has adopted this criterion in its final rules. If the RBS Group were to fail to comply with this ‘clean balance sheet’ requirement, it could disqualify otherwise eligible liabilities from counting towards MREL and result in the RBS Group breaching its MREL requirements.

The purpose of internal MREL requirements is to provide for loss-absorbing capacity to be appropriately distributed within a banking group and to provide the mechanism by which losses can be transferred from operating companies to the resolution entity. The Bank of England proposes to set internal MREL requirements above capital requirements for each ‘material subsidiary’ of a banking group. The Bank of England will formally determine which entities within the group represent material subsidiaries, with reference to indicative criteria including such subsidiary’s contribution to the RBS Group’s risk-weighted assets and operating income. It will also set the internal MREL requirement, calibrated to be between 75% and 90% of the external MREL requirement that would otherwise apply to a material subsidiary were it a resolution entity in its own right. Such requirements must be met with internal MREL resources which are subordinated to the operating liabilities of the material subsidiary issuing them and must be capable of being written down or converted to equity via a contractual trigger. These liabilities, issued to other group entities (typically the issuing entity’s immediate parent), must be priced on an arm’s-length basis. The impact of these requirements on the RBS Group and the Group, the cost of servicing these liabilities and the implications for the RBS Group’s and the Group’s funding plans, in particular if the Bank is determined to represent a ‘material subsidiary’ of the RBS Group, cannot be assessed with certainty until the Bank of England’s proposed internal MREL policy is finalised and final rules are published.

Compliance with these and other future changes to capital adequacy and loss-absorbency requirements in the EU and the UK by the relevant deadline will require the RBS Group to restructure its balance sheet and issue additional capital and other instruments compliant with the rules, which may be costly, whilst certain existing Tier 1 and Tier 2 securities and other senior, unsecured instruments issued by the RBS Group will cease to count towards the RBS Group’s loss-absorbing capacity for the purposes of meeting MREL/TLAC requirements. The RBS Group’s resolution authority can impose an MREL requirement over and above the regulatory minima and potentially higher than the RBS Group’s peers, if it has concerns regarding the resolvability of the RBS Group.

Additional information

Risk factors continued

As a result, the RBS Group may be required to issue additional loss-absorbing instruments in the form of CET1 capital or subordinated or senior unsecured debt instruments and may see an increased risk of a breach of the RBS Group’s combined buffer requirement triggering the restrictions relating to the MDA described above.

There remain some areas of uncertainty regarding the implementation of outstanding regulatory requirements in the UK, the EU and globally, and the final requirements to which the RBS Group will be subject, and the RBS Group may therefore need to revise its capital plan accordingly.

Failure by the RBS Group or the Group to comply with regulatory capital, funding, liquidity and leverage requirements may result in intervention by their regulators and loss of investor confidence, and may have a material adverse effect on the Group’s results of operations, financial condition and reputation and may result in distribution restrictions and adversely impact existing shareholders.

The RBS Group and, where applicable RBS Group entities, including the Bank on a standalone basis, are subject to extensive regulatory supervision in relation to the levels and quality of capital it is required to hold in connection with its business, including as a result of the transposition of the Basel Committee on Banking Supervision’s regulatory capital framework (Basel III) in Europe by a Directive and Regulation (collectively known as CRD IV).

In addition, the RBS Group is currently identified as a G-SIB by the FSB and is therefore subject to more intensive oversight and supervision by its regulators as well as additional capital requirements, although the RBS Group belongs to the last ‘bucket’ of the FSB G-SIB list and is therefore subject to the lowest level of additional loss-absorbing capacity requirements.

Each business within the RBS Group is subject to performance metrics which factor in underlying regulatory capital requirements for the RBS Group and the Bank to ensure that business capital targets and generation are aligned to the RBS Group’s overall risk appetite.

Under CRD IV, the RBS Group is required, on a consolidated basis, to hold at all times a minimum amount of regulatory capital calculated as a percentage of risk-weighted assets (Pillar 1 requirement). CRD IV also introduced a number of new capital buffers that are in addition to the Pillar 1 and Pillar 2A requirements (as described below) that must be met with CET1 capital.

The combination of the capital conservation buffer (which, subject to transitional provisions, will be set at 2.5% from 2019), the countercyclical capital buffer (of up to 2.5% which is currently set at 1.0%, with binding effect from 28 November 2018 by the FPC for UK banks) and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer (G-SIB Buffer) and the other systemically important institutions buffer, is referred to as the ‘combined buffer requirement’.

These rules entered into force on 1 May 2014 for the countercyclical capital buffer and on 1 January 2016 for the capital conservation buffer and the G-SIB Buffer. The G-SIB Buffer is currently set at 1.0% for the RBS Group (from 1 January 2017) and is being phased in over the period to 1 January 2019. The systemic risk buffer will be applicable from 1 January 2019. The Bank of England’s Financial Policy Committee (the FPC) was responsible for setting the framework for the systemic risk buffer and the PRA adopted in December 2016 a final statement of policy implementing the FPC’s framework.

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

The RFB expects that it may be subject to the systemic risk buffer.

In addition, national supervisory authorities may add extra capital requirements (the Pillar 2A requirements) to cover risks that they believe are not covered or insufficiently covered by Pillar 1 requirements. The RBS Group’s current Pillar 2A requirement has been set by the PRA at an equivalent of 4.0% of risk-weighted assets.

The PRA has also introduced a firm-specific PRA buffer, which is a forward-looking requirement set annually and based on various factors including firm-specific stress test results and is to be met with CET1 capital (in addition to any CET1 capital used to meet any Pillar 1 or Pillar 2A requirements). Where appropriate, the PRA may require an increase in an institution’s PRA buffer to reflect additional capital required to be held to mitigate the risk of additional losses that could be incurred as a result of risk management and governance weaknesses, including with respect to the effectiveness of the internal stress testing framework and control environment. UK banks are required to meet the higher of the combined buffer requirement or PRA buffer requirement. The FPC and PRA have expressed concerns around potential systemic risk associated with recent increases in UK consumer lending and the impact of consumer credit losses on banks’ resilience in a stress scenario, which the PRA has indicated that it will consider when setting capital buffers for individual banks.

In addition to capital requirements and buffers, the regulatory framework adopted under CRD IV, as transposed in the UK, sets out minimum leverage ratio requirements for financial institutions. These include a minimum leverage requirement of 3.25% which applies to major UK banks, as recalibrated in October 2017 in accordance with the FPC’s recommendation to the PRA.

Additional information

Risk factors continued

In addition, the UK leverage ratio framework provides for: (i) an additional leverage ratio to be met by G-SIBs and ring-fenced institutions to be calibrated at 35% of the relevant firm’s capital G-SIB Buffer or systemic risk buffer and which is being phased in from 2016 (currently set at 0.75% from 1 January 2018) and (ii) a countercyclical leverage ratio buffer for all firms subject to the minimum leverage ratio requirements which is calibrated at 35% of a firm’s countercyclical capital buffer. Further changes may be made to the current leverage ratio framework as a result of future regulatory reforms, including FSB proposals and proposed amendments to the CRD IV proposed by the European Commission in November 2016.

Most of the capital requirements which apply or will apply to the RBS Group or to the Group (directly or indirectly as a result of RBS Group internal capital management) will need to be met in whole or in part with CET1 capital. CET1 capital broadly comprises retained earnings and equity instruments, including ordinary shares. As a result, the RBS Group’s ability meet applicable CET1 capital requirements is dependent on organic generation of CET1 through sustained profitability and/or the RBS Group’s ability to issue ordinary shares, and there is no guarantee that the RBS Group may be able to generate CET1 capital through either of these alternatives.

The amount of regulatory capital required to meet the RBS Group’s and the Bank’s regulatory capital requirements (and any additional management buffer), is determined by reference to the amount of risk-weighted assets held by the RBS Group and the Bank. The models and methodologies used to calculate applicable risk-weightings are a combination of individual models, subject to regulatory permissions, and more standardised approaches. The rules are applicable to the calculation of the RBS Group’s and the Bank’s risk-weighted assets are subject to regulatory changes which may impact the levels of regulatory capital required to be met by the RBS Group and the Bank.

On 7 December 2017, the Basel Committee on Banking Supervision published revised standards intended to finalise the Basel III post-crisis regulatory reforms.

The revised standards include the following elements: (i) a revised standardised approach for credit risk, which will improve the robustness and risk sensitivity of the existing approach; (ii) revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited; (iii) revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardised approach; (iv) a revised standardised approach for operational risk, which will replace the existing standardised approaches and the advanced measurement approaches; (v) revisions to the measurement of the leverage ratio and a leverage ratio buffer for G-SIBs, which will take the form of a Tier 1 capital buffer set at 50% of a G-SIB’s risk-weighted capital buffer; and (vi) an aggregate output floor, which will ensure that banks’ risk-weighted assets (‘RWAs’) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardised approaches.

The revised Basel III standards will take effect from 1 January 2022 and will be phased in over five years. Although the revised Basel III standards must be implemented through legislation in the EU and UK, and precise estimates of their impact would be premature at this time, the revised standards may result in higher levels of risk-weighted assets and therefore higher levels of capital, and in particular CET1 capital, required to be held by the RBS Group or the Group under Pillar 1 requirements. Such requirements would be separate from any further capital overlays required to be held as part of the PRA’s determination of the RBS Group’s Pillar 2A or PRA buffer requirements with respect to such exposures. In the UK, the PRA also set revised expectations to the calculation of risk-weighted capital requirements in relation to residential mortgage portfolios which firms are expected to meet by the end of 2020. To this effect, firms should also submit amended models for regulatory approval.

Although the above provides an overview of the capital and leverage requirements currently applicable to the RBS Group and the Bank, such requirements are subject to ongoing amendments and revisions, including as a result of final rules and recommendations adopted by the FSB or by European or UK regulators.

In particular, on 23 November 2016, the European Commission published a comprehensive package of reforms including proposed amendments to CRD IV and the BRRD. Although such proposals are currently being considered and discussed among the European Commission, the European Parliament and the European Council and their final form and the timetable for their implementation are not known, such amendments may result in increased or more stringent requirements applying to the RBS Group or its subsidiaries (including the Bank). This uncertainty is compounded by Brexit which may result in further changes to the prudential and regulatory framework applicable to the RBS Group and the Bank.

If the RBS Group is unable to raise the requisite amount of regulatory capital (including loss absorbing capital in the form of MREL), or if the RBS Group or the Bank otherwise fail to meet regulatory capital and leverage requirements, they may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, and restrictions on distributions or they may be required to reduce further the amount of their risk-weighted assets or total assets and engage in the disposal of core and other non-core businesses, including businesses within the Group, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the RBS Group or the Group.

This may also result in write-down or the conversion into equity of certain regulatory capital instruments issued by the RBS Group or the issue of additional equity by the RBS Group, each of which could result in the dilution of the RBS Group’s existing shareholders. A breach of the RBS Group’s or the Bank’s applicable capital or leverage requirements may also trigger the application of the RBS Group’s recovery plan to remediate a deficient capital position.

Additional information

Risk factors continued

Any of these developments, including the failure by the RBS Group to meet its regulatory capital and leverage requirements, may have a material adverse impact on the Group’s capital position, operations, reputation or prospects.

The ability of the RBS Group and the Group to meet their obligations, including funding commitments, depends on their ability to access sources of liquidity and funding. If the Group (or any other RBS Group entity) is unable to raise funds through deposits and/or in the capital markets, its liquidity position could be adversely affected which may require unencumbered assets to be liquidated or it may result in higher funding costs which may impact the Group’s margins and profitability.

Liquidity risk is the risk that the Bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters.

The implementation of the UK ring-fencing regime may impact the Group’s funding strategy which is currently managed centrally by the RBS Group insofar as the Group also depends on intragroup funding arrangements entered into with other RBS Group entities. As a result of the implementation of the UK ring-fencing regime, such arrangements will be limited and may no longer be permitted if they are provided to the Group by an RBS Group entity outside the RFB and as a result the cost of funding may increase for certain Group entities, including the Bank, which will be required to manage their own funding and liquidity strategy. Because the Group, including the Bank, will have to access the debt capital markets as a new standalone entity following the implementation of the UK ring-fencing regime its funding plan entails increased execution risk. In addition, the transitioning of the Group to a standalone entity will necessitate investors to establish new investment limits and credit lines to reflect the impact of the ring-fencing regime and the standalone nature of the Group and such limits and credit lines may be smaller than those applicable to the Group before ring-fencing.

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

Rules currently proposed by the FSB and in the EU in relation to the implementation of requirements for TLAC and MREL may also limit the ability of certain large financial institutions to hold debt instruments issued by other large financial institutions. The ability of the Bank of England to resolve the RBS Group in an orderly manner may also increase investors’ perception of risk and hence affect the availability and cost of funding for the RBS Group and the Group. Any uncertainty relating to the credit risk of financial institutions may lead to reductions in levels of interbank lending or may restrict the Group’s access to traditional sources of funding or increase the costs or collateral requirements for accessing such funding.

In addition, the RBS Group is subject to certain regulatory requirements with respect to liquidity coverage, including a liquidity coverage ratio set by the PRA in the UK. This requirement was phased in at 90% for the RBS Group from 1 January 2017 and increased to 100% in January 2018 (as required by the Capital Requirements Regulation). The PRA may also impose additional liquidity requirements on the RBS Group to reflect risks not captured in the leverage coverage ratio by way of Pillar 2 add-ons, which may increase and/or decrease from time to time and require the RBS Group to obtain additional funding or diversify its sources of funding. Current proposals by the FSB and the European Commission also seek to introduce certain liquidity requirements for financial institutions, including the introduction of a net stable funding ratio (‘NSFR’). Under the European Commission November 2016 proposals, the NSFR would be calculated as the ratio of an institution’s available stable funding relative to the required stable funding it needs over a one-year horizon.

The NSFR would be expressed as a percentage and set at a minimum level of 100%, which indicates that an institution holds sufficient stable funding to meet its funding needs during a one-year period under both normal and stressed conditions. If an institution’s NSFR were to fall below the 100% level, the institution would be required to take the measures laid down in the CRD IV Regulation for a timely restoration to the minimum level. Competent authorities would assess the reasons for non-compliance with the NSFR requirement before deciding on any potential supervisory measures. These proposals are currently being considered and negotiated among the European Commission, the European Parliament and the European Council and, in light of Brexit, there is considerable uncertainty as to the extent to which such rules will apply to the RBS Group.

Additional information

Risk factors continued

If the RBS Group or the Group are unable to raise funds through deposits or in the capital markets on acceptable terms or at all, the liquidity position of the RBS Group or the Group could be adversely affected and they might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet their obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities or to fund new loans, investments and businesses.

The RBS Group or the Group may need to liquidate unencumbered assets to meet their liabilities, including disposals of assets not previously identified for disposal to reduce their funding commitments. In a time of reduced liquidity, the RBS Group or the Group may be unable to sell some of their assets, or may need to sell assets at depressed prices, which in either case could have a material adverse effect on the Group’s financial condition and results of operations.

The Group’s borrowing costs, its access to the debt capital markets and its sources of liquidity depend significantly on its and the RBS Group’s credit ratings and, to a lesser extent, on the UK sovereign ratings.

The credit ratings of RBSG, the Bank, RBS plc and other RBS Group entities directly affect the cost of funding and capital instruments issued by those entities, as well as secondary market liquidity in those instruments. The implementation of ring-fencing is expected to change the funding strategy of the RBS Group and the Group as a result of the RFB, including the Bank, and the entities outside of the RFB raising debt capital directly. A number of UK and other European financial institutions, including RBSG, RBS plc and other RBS Group entities, have been downgraded multiple times in recent years in connection with rating methodology changes and credit rating agencies’ revised outlook relating to regulatory developments, macroeconomic trends and a financial institution’s capital position and financial prospects.

The senior unsecured long-term and short-term credit ratings of RBSG, RBS plc and the Bank are investment grade by Moody’s, S&P and Fitch. The outlook for RBSG is currently stable for S&P, Fitch and Moody’s, the outlook for RBS plc is currently stable for S&P and Fitch and under review for downgrade for Moody’s and the outlook for the Bank is currently under review for upgrade for Moody’s, positive for S&P and watch positive for Fitch. Current outlooks for RBS plc and for the Bank are consistent with previous statements made by rating agencies that the implementation of the ring-fencing regime is likely to lead to rating differentials between RBS plc and the Bank.

Rating agencies regularly review the RBS Group entity credit ratings, including those of RBSG, the Bank and RBS plc and their ratings of long-term debt are based on a number of factors, including the RBS Group’s financial strength as well as factors not within the Group’s control, such as political developments and conditions affecting the financial services industry generally.

In particular, the rating agencies may further review the RBSG, the Bank and other RBS Group entity ratings as a result of the implementation of the UK ring-fencing regime, pension and litigation/regulatory investigation risk, including potential fines relating to investigations relating to legacy conduct issues, and other macroeconomic and political developments, including in light of the outcome of the negotiations relating to the form and timing of the UK’s exit from the EU.

A challenging macroeconomic environment, a delayed return to satisfactory profitability and greater market uncertainty could negatively impact the RBS Group’s (and in particular, the Bank’s) credit ratings and potentially lead to ratings downgrades which could adversely impact the RBS Group’s (and in particular, the Bank’s) ability to fund, and the cost of that funding, if any. As a result, the Bank’s ability to access capital markets on acceptable terms and hence their ability to raise the amount of capital and funding required to meet its and the RBS Group’s regulatory requirements and targets, including those relating to loss-absorbing instruments to be issued by the RBS Group, could be affected. See ‘Implementation of the ring-fencing regime in the UK which began in 2015 and must be completed before 1 January 2019 will result in material structural changes to the RBS Group and the Group’s business, including with respect to the perimeter of the Group’s activities and the assets, liabilities and businesses that it holds. The steps required to implement the UK ring-fencing regime are complex and entail significant costs and operational, legal and execution risks, which risks may be exacerbated by the RBS Group’s other ongoing restructuring efforts.’

Any reductions in the long-term or short-term credit ratings of RBSG or, in particular, the Bank, including downgrades below investment grade, could adversely affect the Group’s issuance capacity in the financial markets increase the funding and borrowing costs of the Group, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits and may limit the Group’s access to capital and money markets and trigger additional collateral or other requirements in derivatives contracts and other secured funding arrangements or the need to amend such arrangements, limit the range of counterparties and clients willing to enter into transactions with the Group or its subsidiaries and adversely affect its competitive position, all of which could have a material adverse impact on the Group’s earnings, cash flow and financial condition.

As discussed above, the success of the implementation of the UK ring-fencing regime and the establishment of the RFB, is in part dependent upon the RFB or its material subsidiaries (including the Bank) obtaining a sustainable credit rating and being able to satisfy their funding needs. A failure to obtain such a rating, or any subsequent downgrades to current ratings may threaten the ability of the RFB (including the Bank) to operate on a standalone basis, in particular to satisfy its funding needs and to meet prudential capital requirements.

Additional information

Risk factors continued

The major credit rating agencies downgraded and changed their outlook to negative on the UK’s sovereign credit rating in June 2016 and September 2017 following the UK’s decision to leave the EU. Any further downgrade in the UK Government’s credit ratings could adversely affect the credit ratings of RBS Group entities, including the Bank and may result in the effects noted above. Further political developments, including in relation to the UK’s exit from the EU or the outcome of any further Scottish referendum could negatively impact the credit ratings of the UK Government and result in a downgrade of the credit ratings of RBSG, the Bank, RBS plc and other RBS Group entities.

The Group’s businesses are exposed to the effect of movements in currency rates, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group.

The Group’s foreign exchange exposure arises from structural foreign exchange risk, including capital deployed in the Group’s foreign subsidiaries, branches and joint arrangements, and non-trading foreign exchange risk, including customer transactions and profits and losses that are in a currency other than the functional currency of the transacting entity. The Group maintains policies and procedures to ensure the impact of exposures to fluctuations in currency rates are minimised. Nevertheless, changes in currency rates, particularly in the sterling-US dollar and euro-sterling exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the Bank’s non-UK subsidiaries and may affect the Group’s reported consolidated financial condition or its income from foreign exchange dealing.

Changes in foreign exchange rates may result from the decisions of the Bank of England, ECB, the US Federal Reserve and from political or global market events outside the Group’s control and lead to sharp and sudden variations in foreign exchange rates, such as those seen in the sterling/US dollar exchange rates since the occurrence of the EU Referendum. Throughout 2017, ongoing UK negotiations to exit the EU, have, amongst other factors, resulted in continued volatility in the sterling exchange rate relative to other major currencies. Continued or increasing volatility in currency rates can materially affect the Group’s results of operations, financial condition or prospects.

The RBS Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group operates or findings of deficiencies by the RBS Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the RBS Group’s business, capital and results.

Given the complexity of the RBS Group’s business, strategy and capital requirements, the RBS Group relies on analytical models to manage its business, assess the value of its assets and its risk exposure and anticipate capital and funding requirements, including with stress testing.

The RBS Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based, need to be periodically reviewed and updated to maximise their accuracy.

Failure of these models to accurately reflect changes in the environment in which the RBS Group operates or to be updated in line with the changes in the RBS Group’s business model or operations, or the failure to properly input any such changes could have an adverse impact on the modelled results or could fail to accurately capture the RBS Group’s risk exposure or the risk profile of the RBS Group’s financial instruments or result in the RBS Group being required to hold additional capital as a function of the PRA buffer. For example, as the RBS Group implements its transformation programme, including the restructuring and funding of its NatWest Markets franchise, the implementation of the UK ring-fencing regime, any impacted models would need to be correctly identified and adapted in line with the implementation process. The RBS Group also uses valuation models that rely on market data inputs. If incorrect market data is input into a valuation model, it may result in incorrect valuations or valuations different to those which were predicted and used by the RBS Group in its forecasts or decision making. Internal stress test models may also rely on different, less severe, assumptions or take into account different data points than those defined by the RBS Group’s regulators.

Some of the analytical models used by the RBS Group are predictive in nature. In addition, a number of internal models used by the Group are designed, managed and analysed by the RBS Group and may not appropriately capture the risks and exposures relating to the Group’s portfolios. Some of the RBS Group’s internal models are subject to periodic review by its regulators and, if found deficient, the RBS Group may be required to make changes to such models or may be precluded from using any such models, which could result in an additional capital requirement which could have a material impact on the RBS Group’s capital position.

The RBS Group could face adverse consequences as a result of decisions which may lead to actions by management based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or such information being used for purposes for which it was not designed. Risks arising from the use of models could have a material adverse effect on the RBS Group’s business, financial condition and results of operations, minimum capital requirements and reputation.

The RBS Group is subject to stress tests mandated by its regulators in the UK and in Europe which may result in additional capital requirements or management actions which, in turn, may impact the RBS Group’s and/or the Group’s financial condition, results of operations and investor confidence or result in restrictions on distributions.

The RBS Group is subject to annual stress tests by its regulator in the UK and also subject to stress tests by the European regulators with respect to RBSG, RBS N.V. and Ulster Bank Ireland DAC. Stress tests provide an estimate of the amount of capital banks might deplete in a hypothetical stress scenario.

Additional information

Risk factors continued

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

Under the 2017 Bank of England stress tests, which were based on the balance sheet of the RBS Group for the year ended 31 December 2016, the RBS Group’s capital position before the impact of strategic management actions that the PRA judged could realistically be taken in the stress scenario remained below its CET1 capital hurdle rate and above its Tier 1 leverage hurdle rate. After the impact of strategic management actions the RBS Group’s capital position would have remained above its CET1 capital hurdle rate, but the PRA judged that RBSG did not meet its systemic reference point in this scenario. Given the steps the RBSG had already taken to strengthen its capital position during 2017, the PRA did not require the RBS Group to submit a revised capital plan.

Failure by the RBS Group to meet the thresholds set as part of the stress tests carried out by its regulators in the UK and elsewhere may result in the RBS Group’s regulators requiring the RBS Group to generate additional capital, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, which may impact the Group’s financial condition, results of operations and prospects.

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

The accounting policies deemed critical to the Group’s results and financial position, based upon materiality and significant judgements and estimates, include goodwill, provisions for liabilities, deferred tax, loan impairment provisions, fair value of financial instruments, which are discussed in detail in ‘Critical accounting policies and key sources of estimation uncertainty’ on pages 100 to 102. IFRS Standards and Interpretations that have been issued by the International Accounting Standards Board (the IASB) but which have not yet been adopted by the Group are discussed in ‘Accounting developments’ on pages 102 and 103.

Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether mandatory or as a result of recommended disclosure relating to the future implementation of such standards could result in the Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments and could also significantly impact the financial results, condition and prospects of the Group.

In July 2014, the IASB published IFRS 9 effective for annual periods beginning on or after 1 January 2018. It introduced a new framework for the recognition and measurement of credit impairment, based on expected credit losses, rather than the incurred loss model currently applied under IAS 39. The inclusion of loss allowances with respect to all financial assets that are not recorded at fair value tend to result in an increase in overall impairment balances when compared with the previous basis of measurement under IAS 39. The Group expects IFRS 9 to increase earnings and capital volatility in 2018 and beyond.

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

Additional information

Risk factors continued

The Group’s operations entail inherent reputational risk, i.e., the risk of brand damage and/or financial loss due to a failure to meet stakeholders’ expectations of the Group’s conduct, performance and business profile.

Brand damage can be detrimental to the business of the Group in a number of ways, including its ability to build or sustain business relationships with customers, low staff morale, regulatory censure or reduced access to, or an increase in the cost of, funding. In particular, negative public opinion resulting from the actual or perceived manner in which the Group or any other member of the RBS Group conducts or modifies its business activities and operations, including as a result of the transformation programme or other restructuring efforts, speculative or inaccurate media coverage, financial performance, ongoing investigations and proceedings and the settlement of any such investigations and proceedings, IT failures or cyber-attacks resulting in the loss or publication of confidential customer data or other sensitive information, the level of direct and indirect government support, or the actual or perceived strength or practices in the banking and financial industry may adversely affect the Group’s ability to keep and attract customers and, in particular, corporate and retail depositors.

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

The Group may be adversely impacted if its or the RBS Group’s risk management is not effective and there may be significant challenges in maintaining the effectiveness of the Group’s risk management framework as a result of the number of strategic and restructuring initiatives being carried out by the RBS Group simultaneously.

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

Failure to manage risks effectively could adversely impact the RBS Group’s and/or the Group’s reputation or their relationship with its customers, shareholders or other stakeholders, which in turn could have a significant effect on the Group’s business prospects, financial condition and/or results of operations.

Risk management is also strongly related to the use and effectiveness of internal stress tests and models. See ‘The RBS Group relies on valuation, capital and stress test models to conduct its business, assess its risk exposure and anticipate capital and funding requirements. Failure of these models to provide accurate results or accurately reflect changes in the micro-and macroeconomic environment in which the RBS Group operates or findings of deficiencies by the RBS Group’s regulators resulting in increased regulatory capital requirements could have a material adverse effect on the RBS Group’s business, capital and results.’

A failure by the Group to embed a strong risk culture across the organisation could adversely affect the ability of the RBS Group and the Group to achieve their strategic objectives.

In response to weaknesses identified in previous years, the RBS Group is currently seeking to embed a strong risk culture within the RBS Group (including the Group) based on a robust risk appetite and governance framework. A key component of this approach is the three lines of defence model designed to identify, manage and mitigate risk across all levels of the organisation. This framework has been implemented and improvements continue and will continue to be made to clarify and improve the three lines of defence and internal risk responsibilities and resources, including in response to feedback from regulators. Notwithstanding the RBS Group’s efforts, changing an organisation’s risk culture requires significant time, investment and leadership, and such efforts may not insulate the RBS Group or the Group from future instances of misconduct. A failure by any of these three lines to carry out their responsibilities or to effectively embed this culture could have a material adverse effect on the RBS Group and/or the Group through an inability to achieve their strategic objectives for their customers, employees and wider stakeholders.

As a result of the commercial and regulatory environment in which it operates, the Group may be unable to attract or retain senior management (including members of the board) and other skilled personnel of the appropriate qualification and competence. The Group may also suffer if it does not maintain good employee relations.

The Group’s current and future success depend on its ability to attract, retain and remunerate highly skilled and qualified personnel, including senior management (which includes directors and other key employees), in a highly competitive labour market. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements, in particular those of banks in receipt of Government support (such as the RBS Group), which may place the Group at a competitive disadvantage.

Additional information

Risk factors continued

In addition, the market for skilled personnel is increasingly competitive, thereby raising the cost of hiring, training and retaining skilled personnel. Certain of the Group’s directors as well as members of its executive committee and certain other senior managers and employees are also subject to the new responsibility regime introduced under the Banking Reform Act 2013 which introduces clearer accountability rules for those within the new regime. The senior managers’ regime and certification regime took effect on 7 March 2016, whilst the conduct rules were applied to the wider employee population from 7 March 2017, with the exception of some transitional provisions.

The new regulatory regime may contribute to reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees, given concerns over the allocation of responsibilities introduced by the new rules.

In addition, in order to ensure the independence of the RFB as part of the implementation of the UK ring-fencing regime, the RBS Group will be required to recruit new independent directors and senior members of management to sit on the boards of directors and board committees of the RFB and other RBS Group entities outside the RFB, and there may be a limited pool of competent candidates from which such appointments can be made.

The RBS Group’s evolving strategy has led to the departure of a large number of experienced and capable employees, including Group employees. The restructuring relating to the ongoing implementation of the RBS Group’s transformation programme and related cost-reduction targets may cause experienced staff members to leave and prospective staff members not to join the RBS Group, including the Group. The lack of continuity of senior management and the loss of important personnel coordinating certain or several aspects of the RBS Group’s restructuring (including those which impact the Group) could have an adverse impact on the Group’s business and future success.

The failure to attract or retain a sufficient number of appropriately skilled personnel to manage the complex restructuring required to implement the UK ring-fencing regime and the RBS Group’s and the Group’s strategies could prevent the Group from successfully maintaining its current standards of operation, implementing its strategy and meeting regulatory commitments. This could have a material adverse effect on the Group’s business, financial condition and results of operations.

In addition, many of the Group’s employees in the UK and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group’s business, reputation and results.

The Group’s business performance and financial position could be adversely affected if it or the RBS Group’s capital is not managed effectively or if it or the RBS Group is unable to meet their prudential regulatory requirements or if it is deemed prudent to increase the amount of any management buffer that they require. Effective management of the RBS Group’s and the Group’s capital is critical to their ability to operate their businesses, comply with regulatory obligations, pursue the RBS Group’s transformation programme and current strategies, resume dividend payments on RBSG ordinary shares, maintain discretionary payments and pursue its strategic opportunities.

The RBS Group and the Bank (on a standalone basis) are required by regulators in the UK, the EU and other jurisdictions in which they undertake regulated activities to maintain adequate capital resources. Adequate capital also gives the RBS Group and the Group financial flexibility in the face of continuing turbulence and uncertainty in the global economy and specifically in their core UK and European markets.

The RBS Group currently targets a CET1 ratio at or above 13% throughout the period until completion of its restructuring. On a PRA transitional basis, the RBS Group and the Bank’s CET1 ratio were 15.9% and 23.5%, respectively at 31 December 2017, compared with 13.4% and 16.1%, respectively at 31 December 2016.

The RBS Group’s target capital ratio for the RBS Group and the RBS Group entities, including the Bank, is based on its expected regulatory requirements and internal modelling, including stress scenarios. However, the ability of the RBS Group or the Bank to achieve such targets depends on a number of factors, including the implementation of the RBS Group’s transformation programme and any of the factors described below.

A shortage of capital, which could in turn affect the Bank’s capital ratio, could arise from:

•                a depletion of the RBS Group’s or the Bank’s capital resources through increased costs or liabilities (including pension, conduct and litigation costs), reduced profits or increased losses (which would in turn impact retained earnings), sustained periods of low or lower interest rates, reduced asset values resulting in write-downs, impairments or accounting charges;

•                reduced upstreaming of dividends from the RBS Group’s subsidiaries as a result of the Bank of England’s approach to setting MREL within groups, requiring sub-groups, such as the Group, to hold internal MREL resources sufficient to match both their own individual MREL as well as the internal MREL of the subsidiaries constituting the sub-group;

Additional information

Risk factors continued

•                an increase in the amount of capital that is required to meet the Bank’s regulatory requirements, including as a result of changes to the actual level of risk faced by the RBS Group, factors influencing the RBS Group’s regulator’s determination of the firm-specific Pillar 2B buffer applicable to the RBS Group (PRA buffer), changes in the minimum levels of capital or liquidity required by legislation or by the regulatory authorities or the calibration of capital or leverage buffers applicable to the RBS Group or the Bank, including countercyclical buffers, increases in risk-weighted assets or in the risk weighting of existing asset classes, or an increase in the RBS Group’s view of any management buffer it needs, taking account of, for example, the capital levels or capital targets of the RBS Group’s peer banks and criteria set by the credit rating agencies; or

•                the implementation of the RBS Group’s transformation programme, including in response to implementation of the UK ring-fencing regime, means certain intragroup funding arrangements will be limited and may no longer be permitted and the RBS Group entities, including the Bank, may need to increasingly manage funding and liquidity at an individual RBS Group entity level, which could result in the RBS Group and the Bank being required to maintain higher levels of capital in order to meet their regulatory requirements than would otherwise be the case, as may be the case if the Bank of England were to identify impediments to the RBS Group’s resolvability resulting from new funding and liquidity management strategies. In addition, once the UK ring-fencing regime is implemented, reliance on intragroup exemptions in relation to the limits of risk-weighted assets and large exposures will not be possible between the RFB (including the Bank) and other RBS Group entities outside the RFB and may result in risk-weighted assets inflation.

In addition, the RBS Group’s capital requirements, determined either as a result of regulatory requirements, including in light of the implementation of the UK ring-fencing regime and the establishment of the RFB (of which the Bank will form part) or management targets, may impact the level of capital required to be held by the Group and as part of its capital management strategy, the RBS Group may decide to impose higher capital levels to be held by the Bank.

The RBS Group’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time and/or through the planned reduction of its risk-weighted assets through disposals, natural attrition and other capital management initiatives.

Further losses or a failure to meet profitability targets or reduce risk-weighted assets in accordance with or within the timeline contemplated by the RBS Group’s capital plan, a depletion of its or the Bank’s capital resources, earnings and capital volatility resulting from the implementation of IFRS 9 as of 1 January 2018, or an increase in the amount of capital they need to hold (including as a result of the reasons described above), would adversely impact the RBS Group’s or the Bank’s ability to meet their capital targets or requirements and achieve their capital strategy during the restructuring period.

If the RBS Group or the Bank are determined to have a shortage of capital, including as a result of any of the circumstances described above, the RBS Group may suffer a loss of confidence in the market with the result that access to liquidity and funding may become constrained or more expensive or may result in the RBS Group or the Bank being subject to regulatory interventions and sanctions. The RBS Group’s regulators may also request that the RBS Group carry out certain capital management actions which may impact the Bank or, in an extreme scenario, this may also trigger the implementation of the RBS Group recovery plans. Such actions may, in turn, affect, among other things, the RBS Group’s and/or the Group’s product offering, ability to operate their businesses, comply with their regulatory obligations, pursue the RBS Group’s transformation programme and current strategies, resume dividend payments on RBSG ordinary shares, maintain discretionary payments on capital instruments and pursue strategic opportunities, affecting the underlying profitability of the RBS Group and the Group and future growth potential.

If, in response to such shortage, certain regulatory capital instruments are converted into equity or the RBS Group raises additional capital through the issuance of share capital or regulatory capital instruments, existing RBSG shareholders may experience a dilution of their holdings. The success of such issuances will also be dependent on favourable market conditions and the RBS Group may not be able to raise the amount of capital required or on satisfactory terms. Separately, the RBS Group may address a shortage of capital by taking action to reduce leverage and/or risk-weighted assets, by modifying the RBS Group’s legal entity structure or by asset or business disposals. Such actions may affect the underlying profitability of the RBS Group and the Group.

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

Additional information

Risk factors continued

Among others, the implementation and strengthening of the prudential and recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, and future amendments to such rules, are considerably affecting the regulatory landscape in which the Group operates and will operate in the future, including as a result of the adoption of rules relating to the UK ring-fencing regime, severe restrictions on proprietary trading, CRD IV and the BRRD and certain other measures. Increased regulatory focus in certain areas, including conduct, consumer protection regimes, anti-money laundering, anti-tax evasion, payment systems, and antiterrorism laws and regulations, have resulted in the Group facing greater regulation and scrutiny in the UK and other countries in which it operates.

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

Such risks are currently exacerbated by Brexit and the unprecedented degree of uncertainty as to the respective legal and regulatory frameworks in which the RBS Group and the Group will operate when the UK is no longer a member of the EU. For example, current proposed changes to the European prudential regulatory framework for banks and investment banks may result in additional prudential or structural requirements being imposed on financial institutions based outside the EU wishing to provide financial services within the EU (which may apply to the Group once the UK has formally exited the EU).

See ‘The RBS Group (including the Group) has been, and will remain, in a period of major business transformation and structural change through to at least 2019 as it implements its own transformation programme and seeks to comply with UK ring-fencing and recovery and resolution requirements as well as the Alternative Remedies Package. Additional structural changes to the RBS Group’s operations will also be required as a result of Brexit. These various transformation and restructuring activities are required to occur concurrently, which carries significant execution and operational risks, and the RBS Group may not be a viable, competitive and profitable bank as a result.’ In addition, the RBS Group and its counterparties may no longer be able to rely on the European passporting framework for financial services and could be required to apply for authorisation in multiple European jurisdictions, the costs, timing and viability of which is uncertain.

Any of these developments (including failures to comply with new rules and regulations) could have a significant impact on how the Group conducts its business, its authorisations and licenses, the products and services it offers, its reputation and the value of its assets, the Group’s operations or legal entity structure, including attendant restructuring costs and consequently have a material adverse effect on its business, funding costs, results of operations, financial condition and future prospects.

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

•                the design and implementation of national or supranational mandated recovery, resolution or insolvency regimes or the implementation of additional or conflicting loss-absorption requirements, including those mandated under UK rules, BRRD, MREL or by the FSB’s recommendations on TLAC;

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

•                further investigations, proceedings or fines either against the RBS Group or the Group in isolation or together with other large financial institutions with respect to market conduct wrongdoing;

•                the imposition of government-imposed requirements and/or related fines and sanctions with respect to lending to the UK SME market and larger commercial and corporate entities;

•                increased regulatory scrutiny with respect to mortgage lending, including through the implementation of the FCA’s UK mortgages market study and other initiatives led by the Bank of England or European regulators;

•                concerns expressed by the FPC and PRA around potential systemic risk associated with recent increases in UK consumer lending and the impact of consumer credit losses on banks’ resilience in a stress scenario, which the PRA has indicated that it will consider when setting capital buffers for individual banks;

Additional information

Risk factors continued

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

•                rules and regulations relating to, and enforcement of, anti-corruption, anti-bribery, anti-money laundering, anti-terrorism, sanctions, anti-tax evasion or other similar regimes;

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

•                increased regulatory scrutiny with respect to UK payment systems by the Payments Systems Regulator and the FCA, including in relation to banks’ policies and procedures for handling push payment scams;

•                increased attention to competition and innovation in UK payment systems and developments relating to the UK initiative on Open Banking and the European directive on payment services;

•                new or increased regulations relating to customer data and privacy protection, including the EU General Data Protection Regulation (‘GDPR’);

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

•                the Markets in Financial Instruments Directive (‘MiFID’) regulating the provision of ‘investment services and activities’ in relation to a range of customer-related areas and the revised directive (‘MiFID II’) and new regulation (Markets in Financial Instruments Regulation or ‘MiFIR’) replacing and changing MiFID to include expanded supervisory powers that include the ability to ban specific products, services and practices;

•                the European Commission’s proposal to impose a requirement for any bank established outside the EU, which has an asset base of a certain size and has two or more institutions within the EU, to establish an IPU in the European Union, under which all EU entities within that group would operate; and

•                other requirements or policies affecting the Group and its profitability or product offering, including through the imposition of increased compliance obligations or obligations which may lead to restrictions on business growth, product offerings, or pricing.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory laws, rules or regulations by key regulators in different jurisdictions, or failure by the RBS Group or the Group to comply with such laws, rules and regulations, may have a material adverse effect on the Group’s business, financial condition and results of operations. In addition, uncertainty and lack of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s ability to engage in effective business, capital and risk management planning.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the RBS Group, including indirectly on the Group, and any further offer or sale of its interests may affect the price of securities issued by the RBS Group.

On 6 August 2015, the UK Government made its first sale of RBSG ordinary shares since its original investment in 2009 and sold approximately 5.4% of its stake in RBSG. Following this initial sale, the UK Government exercised its conversion rights under the B Shares on 14 October 2015 which resulted in HM Treasury holding 72.88% of the ordinary share capital of RBSG and which entity owns all of the Bank’s share capital. The UK Government, through HM Treasury, held 70.5% of the issued ordinary share capital of the RBS Group as of 31 December 2017. The UK Government in its November 2017 Autumn Budget indicated its intention to recommence the process for the privatisation of the RBS Group before the end of 2018-2019 and to carry out over the forecast period a programme of sales of RBSG ordinary shares expected to sell down approximately two thirds of HM Treasury’s current shareholding in the RBS Group, although there can be no certainty as to the commencement of any sell-downs or the timing or extent thereof.

Additional information

Risk factors continued

Any offers or sale, or expectations relating to the timing thereof, of a substantial number of ordinary shares by HM Treasury, could negatively affect prevailing market prices for the outstanding ordinary shares of RBSG and other securities issued by the RBS Group and lead to a period of increased price volatility for the RBS Group’s securities.

In addition, UKFI manages HM Treasury’s shareholder relationship with the RBS Group and, although HM Treasury has indicated that it intends to respect the commercial decisions of the RBS Group and that the RBS Group entities (including the Bank) will continue to have their own independent board of directors and management team determining their own strategies, its position as a majority shareholder (and UKFI’s position as manager of this shareholding) means that HM Treasury or UKFI might be able to exercise a significant degree of influence over, among other things, the election of directors and appointment of senior management, the RBS Group’s capital strategy, dividend policy, remuneration policy or the conduct of any RBS Group entities, including the Bank.

The manner in which HM Treasury or UKFI exercises HM Treasury’s rights as majority shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders. The Board of RBSG has a duty to promote the success of the RBS Group for the benefit of its members as a whole.

The Group operates in markets that are subject to intense scrutiny by the competition authorities and its business and results of operations could be materially affected by competition decisions and other regulatory interventions.

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

The UK retail banking sector has been subjected to intense scrutiny by the UK competition authorities and by other bodies, including the FCA, in recent years, including with a number of reviews/inquiries being carried out, including market reviews conducted by the CMA and its predecessor the Office of Fair Trading regarding SME banking and personal banking products and services, the Independent Commission on Banking and the Parliamentary Commission on Banking Standards.

These reviews raised significant concerns about the effectiveness of competition in the retail banking sector. The CMA’s Retail Banking Market Investigation report sets out measures primarily intended to make it easier for consumers and businesses to compare PCA and SME bank products, increase the transparency of price comparison between banks and amend PCA overdraft charging.

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

RBSG and its subsidiaries, including the Bank, are subject to an evolving framework on recovery and resolution, the impact of which remains uncertain, and which may result in additional compliance challenges and costs.

In the EU, the UK and the US, regulators have implemented or are in the process of implementing recovery and resolution regimes designed to prevent the failure of financial institutions and resolution tools to ensure the timely and orderly resolution of financial institutions without use of public funds. These initiatives have been complemented by a broader set of initiatives to improve the resilience of financial institutions and reduce systemic risk, including the UK ring-fencing regime, the introduction of certain prudential requirements and powers under CRD IV, and certain other measures introduced under the BRRD, including the requirements relating to loss absorbing capacity.

The BRRD, which was implemented in the UK from January 2015, provides a framework for the recovery and resolution of credit institutions and investment firms, their subsidiaries and certain holding companies in the EU, and the tools and powers introduced under the BRRD include preparatory and preventive measures, early supervisory intervention powers and resolution tools.

Implementation of certain provisions of the BRRD remains subject to secondary rulemaking as well as a review by the European Parliament and the European Commission of certain topics mandated by the BRRD. In November 2016, as a result of this review, the European Commission published a package of proposals seeking to introduce certain amendments to CRD IV and the BRRD.

Additional information

Risk factors continued

These proposals are now subject to further discussions and negotiations among the European institutions and it is not possible to anticipate their final content. Further amendments to the BRRD or the implementing rules in the EU or the UK may also be necessary to ensure continued consistency with the FSB recommendations on key attributes of national resolution regimes and resolution planning for G-SIBs, including with respect to TLAC and MREL requirements.

In light of these potential developments as well as the impact of Brexit, there remains uncertainty as to the rules which may apply to the RBS Group going forward. In addition, banks headquartered in countries which are members of the Eurozone are now subject to the European banking union framework. In November 2014, the ECB assumed direct supervisory responsibility for RBS N.V. and Ulster Bank Ireland DAC under the Single Supervisory Mechanism (SSM). As a result of the above, there remains uncertainty as to how the relevant resolution regimes in force in the UK, the Eurozone and other jurisdictions, would interact in the event of a resolution of the RBS Group, although it remains clear that the Bank of England, as UK resolution authority, would be responsible for resolution of the RBS Group overall (consistent with the RBS Group’s single point of entry bail-in resolution strategy, as determined by the Bank of England)

The BRRD requires national resolution funds to raise ‘ex ante’ contributions on banks and investment firms in proportion to their liabilities and risk profiles and allow them to raise additional ‘ex post’ funding contributions in the event the ex-ante contributions do not cover the losses, costs or other expenses incurred by use of the resolution fund. Although receipts from the UK bank levy are currently being used to meet the ex-ante and ex post funding requirements, the RBS Group may be required to make additional contributions in the future. In addition, RBS Group entities in countries subject to the European banking union are required to pay supervisory fees towards the funding of the SSM as well as contributions to the single resolution fund.

The recovery and resolution regime implementing the BRRD in the UK places compliance and reporting obligations on the RBS Group, including the Group, which may result in increased costs, including as a result of the RBS Group’s mandatory participation in resolution funds, and heightened compliance risks, and the RBS Group may not be in a position to comply with all such requirements within the prescribed deadlines or at all. In addition to the costs associated with the issuance of MREL-eligible debt securities and compliance with internal MREL requirements, further changes may be required for the RBS Group to enhance its resolvability, in particular due to regulatory requirements relating to operational continuity and valuations capabilities in resolution.

In July 2016, the PRA has adopted a new framework requiring financial institutions to ensure the continuity of critical shared services (provided by entities within the group or external providers) to facilitate recovery action, orderly resolution and post-resolution restructuring, which will apply from 1 January 2019.

The application of such rules to the RBS Group requires the RBS Group to restructure certain of its activities relating to the provision of services from one legal entity to another within the RBS Group, may limit the RBS Group’s ability to outsource certain functions and/or may result in increased costs resulting from the requirement to ensure the financial and operational resilience and independent governance of such critical services. Any such developments could have a material adverse effect on the Group.

In August 2017, the Bank of England published a consultation paper setting out its preliminary views on the valuation capabilities that firms should have in place prior to resolution. The Bank of England has not yet published a final statement of policy in this area. Achieving compliance with the expectations set out in any such statement of policy, once finalised, may require changes to the RBS Group’s existing valuation processes and/or the development of additional capabilities, infrastructure and processes. The RBS Group may incur costs in complying with such obligations, which costs may increase if the Bank of England determined that the RBS Group’s valuation capabilities constitute an impediment to resolution and subsequently exercised its statutory power to direct the RBS Group to take measures to address such impediment.

In addition, compliance by the RBS Group with this recovery and resolution framework has required and is expected to continue to require significant work and engagement with the RBS Group’s regulators, including in order for the RBS Group to continue to submit to the PRA an annual recovery plan assessed as meeting regulatory requirements and to be assessed as resolvable by the Bank of England. The outcome of this regulatory dialogue may impact the operations or structure of the RBS Group or the Group, or otherwise result in increased costs, including as a result of the Bank of England’s power under section 3A of the Banking Act to direct institutions to address impediments to resolvability.

The Group is exposed to conduct risk which may adversely impact the Group or its employees and may result in conduct having a detrimental impact on the Group’s customers or counterparties.

In recent years, the RBS Group, including the Group, has sought to refocus its culture on serving the needs of its customers and continues to redesign many of its systems and processes to promote this focus and strategy. However, the Group is exposed to various forms of conduct risk in its operations. These include business and strategic planning that does not adequately reflect the RBS Group’s customers’ needs, ineffective management and monitoring of products and their distribution, actions taken that may not conform to the RBS Group’s customer-centric focus, outsourcing of customer service and product delivery via third parties that do not have appropriate levels of control, oversight and culture, the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such product, or poor governance of incentives and rewards. Some of these risks have materialised in the past and ineffective management and oversight of conduct issues may result in customers being poorly or unfairly treated and may in the future lead to further remediation and regulatory intervention/enforcement.

Additional information

Risk factors continued

The Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulatory rules, negligence or fraud (including financial crimes), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to the RBS Group and the Group. In recent years, a number of multinational financial institutions, including entities within the RBS Group, have suffered material losses due to the actions of employees, including, for example, in connection with the foreign exchange and LIBOR investigations, the Group may not succeed in protecting itself from such conduct in the future. It is not always possible to timely detect or deter employee misconduct and the precautions the Group takes to detect and prevent this activity may not always be effective.

The RBS Group and the Group have implemented a number of policies and allocated new resources in order to help mitigate against these risks. The RBS Group and the Group have also prioritised initiatives to reinforce good conduct in their engagement with the markets in which they operate, together with the development of preventative and detective controls in order to positively influence behaviour.

The RBS Group’s transformation programme is also intended to improve the Group’s control environment. Nonetheless, no assurance can be given that the Group’s strategy and control framework will be effective and that conduct and financial crime issues will not have an adverse effect on the Group’s results of operations, financial condition or prospects.

The RBS Group may become subject to the application of stabilisation or resolution powers in certain significant stress situations, which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group, including the Group, including the write-off, write-down or conversion of securities issued by the RBS Group or the Group.

The Banking Act 2009, as amended to implement the BRRD (the ‘Banking Act’) confers substantial powers on relevant UK authorities designed to enable them to take a range of actions in relation to UK banks or investment firms and certain of their affiliates in the event a bank or investment firm in the same group is considered to be failing or likely to fail. Under the Banking Act, wide powers are granted to the Bank of England (as the relevant resolution authority), as appropriate as part of a special resolution regime (the ‘SRR’).

These powers enable the Bank of England to implement resolution measures with respect to a UK bank or investment firm and certain of its affiliates (including, for example, RBSG) (each a ‘relevant entity’) in circumstances in which the relevant UK resolution authorities are satisfied that the resolution conditions are met. Under the applicable regulatory framework and pursuant to guidance issued by the Bank of England, governmental financial support, if any is provided, would only be used as a last resort measure where a serious threat to financial stability cannot be avoided by other measures (such as the stabilisation options described below, including the UK bail-in power) and subject to the limitations set out in the Banking Act.

Several stabilisation options and tools are available to the Bank of England under the SRR, where a resolution has been triggered. In addition, the Bank of England may commence special administration or liquidation procedures specifically applicable to banks. Where stabilisation options are used which rely on the use of public funds, such funds can only be used once there has been a contribution to loss absorption and recapitalisation of at least 8% of the total liabilities of the institution under resolution. The Bank of England has indicated that among these options, the UK bail-in tool (as described further below) would apply in the event a resolution of the RBS Group were triggered.

Further, the Banking Act grants broad powers to the Bank of England, the application of which may adversely affect contractual arrangements and which include the ability to (i) modify or cancel contractual arrangements to which an entity in resolution is party, in certain circumstances; (ii) suspend or override the enforcement provisions or termination rights that might be invoked by counterparties facing an entity in resolution, as a result of the exercise of the resolution powers; and (iii) disapply or modify laws in the UK (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively.

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

In the event that the Bank of England seeks to exercise its powers in relation to a UK banking group company (such as RBSG), the relevant UK resolution authority has to be satisfied that (A) the conditions set out in (i) to (iv) above are met in respect of a UK bank or investment firm in the same banking group (or, in respect of an EEA or third country credit institution or investment firm in the same banking group, the relevant EEA or third country resolution authority is satisfied that the conditions for resolution applicable in its jurisdiction are met) and (B) certain criteria are met, such as the exercise of the powers in relation to such UK banking group company being necessary having regard to public interest considerations.

Additional information

Risk factors continued

The use of different stabilisation powers is also subject to further ‘specific conditions’ that vary according to the relevant stabilisation power being used. Although the SRR sets out the pre-conditions for determining whether an institution is failing or likely to fail, it is uncertain how the relevant UK resolution authority would assess such conditions in any particular pre-insolvency scenario affecting RBSG and/or other members of the RBS Group (including the Bank) and in deciding whether to exercise a resolution power.

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

The UK bail-in tool is one of the powers available to the Bank of England under the SRR and was introduced under the Banking Reform Act 2013. The UK government amended the provisions of the Banking Act to ensure the consistency of these provisions with the bail-in provisions under the BRRD, which amendments came into effect on 1 January 2015. The UK bail-in tool includes both a power to write-down or convert capital instruments and triggered at the point of non-viability of a financial institution and a bail-in tool applicable to eligible liabilities (including senior unsecured debt securities issued by the RBS Group) and available in resolution.

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool, and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity Tier 1 instruments when an institution is no longer viable. The point of non-viability for such purposes is the point at which the Bank of England or the PRA determines that the institution meets certain conditions under the Banking Act, for example if the institution will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided, and without such support the appropriate authority determines that the institution would no longer be viable.

The Bank of England may exercise the power to write down or convert capital instruments without any further exercise of resolution tools, as may be the case where the write-down or conversion of capital instruments is sufficient to restore an institution to viability.

Where the conditions for resolution exist and it is determined that a stabilisation power may be exercised, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act ) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity.

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

The potential impact of these powers and their prospective use may include increased volatility in the market price of shares and other securities issued by RBS Group entities, as well as increased difficulties for RBSG or other RBS Group entities in issuing securities in the capital markets and increased costs of raising such funds.

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the RBS Group or any entity within the RBS Group (including the Bank), such exercise could result in a material adverse effect on the rights or interests of RBSG shareholders which would likely be extinguished or very heavily diluted. Holders of debt securities (which may include holders of RBSG senior unsecured debt), may see the conversion of part (or all) of their claims into equity or written down in part or written off entirely. In accordance with the rules of the Special Resolution Regime, the losses imposed on holders of equity and debt instruments through the exercise of bail-in powers would be subject to the ‘no creditor worse off’ safeguard, which requires losses (net of any compensation received) not to exceed those which would be realised in an insolvency counterfactual.

Although the above represents the risks associated with the UK bail-in power currently in force in the UK and applicable to the RBS Group, changes to the scope of, or conditions for the exercise of the UK bail-in power may be introduced as a result of further political or regulatory developments.

For example, the application of these powers to internally-issued MREL instruments, issued by one group entity and held solely by its parent entity, is currently being consulted on by the Bank of England. In addition, further political, legal or strategic developments may lead to structural changes to the RBS Group, including at the holding company level. Notwithstanding any such changes, the RBS Group expects that its securities would remain subject to the exercise of a form of bail-in power, either pursuant to the provisions of the Banking Act, the BRRD or otherwise.

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

To the extent that other jurisdictions where the RBS Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes, the RBS Group and the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on the Group’s financial condition and results of operations.

The Group intends to execute the run-down and/or the sale of certain portfolios and assets. Failure by the Group to do so on commercially favourable terms could have a material adverse effect on the Group’s operations, operating results, financial position and reputation.

The Group’s ability to execute the run-down and/or sale of certain portfolios and assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions.

As a result, there is no assurance that the Group will be able to sell or run down these portfolios or assets either on favourable economic terms to the Group or at all or that it may do so within the intended timetable. Material tax or other contingent liabilities could arise on the disposal or run-down of assets and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner or at all. The Group may be exposed to deteriorations in the portfolios or assets being sold between the announcement of the disposal and its completion, which period may span many months.

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

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.

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

Additional information

Iran sanctions and related disclosures

Disclosure pursuant to section 13(r) of the Securities Exchange Act

Section 13(r) of the Securities Exchange Act, added by section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, requires an issuer to disclose in its annual or quarterly reports, as applicable, whether, during the period covered by the report, it or any of its affiliates knowingly engaged in specified activities or transactions relating to Iran or with individuals or entities designated under Executive Order 13382 or 13224. Disclosure is required of certain activities conducted outside the United States by non-U.S. entities in compliance with local law, whether or not the activities are sanctionable under U.S. law.

In order to comply with this requirement, our affiliate RBS Group disclosed the following activities in response to section 13(r).  NatWest was directly involved in a proportion of the activity covered by this disclosure.

Payments involving Iranian government owned entities

During 2017, affiliates of RBS Group (RBSG) facilitated 10 payments which were remitted by Iranian government-owned entities. These payments were received by RBSG customers (non-designated parties located in the United Kingdom) in relation to various matters, including legal fees and personal remittance. Five of these payments involved Iranian Government owned financial institutions.

In addition, there were a total of two outward payments during 2017 where the beneficiaries were Iranian government owned entities. These two transactions were in relation to cancellation of outstanding guarantees and legal fees and involved Iranian Government owned financial institutions.

During 2017, affiliates of RBSG also received 39 payments from and to accounts of non-designated parties where financial institutions identified under Executive Order 13599 were involved in the transaction. These transactions related to various matters, including legal fees and personal remittance.

All the payments described above were processed in full compliance with applicable sanctions and, where required, authorised under applicable licence.

Transactions involving Iranian government owned entities totalled 51 and resulted in less than the equivalent of £16,500 in gross revenue to RBSG. Considering the processes in place to undertake such transactions, including enhanced due diligence processes, RBSG has not made any profit from these transactions. RBSG intends to continue to engage in transactions similar to those described in this paragraph as long as such transactions are in compliance with applicable sanctions laws and within RBSG’s risk appetite which became more restrictive during the course of 2017.

Clearing System

During 2017, pursuant to a license from Her Majesty’s Treasury, RBSG participated in local government-run clearing and settlement exchange systems in the United Arab Emirates (UAE) in compliance with applicable laws and regulations. Iranian government-owned banks also participate in some of these clearing systems, which created the risk that RBSG might participate in transactions in which such Iranian banks were involved.

Where legally permissible, RBSG initiated procedures to screen and halt any outgoing and incoming payments to and from Iranian banks in these clearing systems prior to settlement. No transactions involving Iranian government-owned financial institutions were processed by affiliates of RBSG in 2017 through the local payment settlement system in the UAE. The above mentioned licence has been returned to HMT on the basis that RBSG ceased to participate in local payment and settlement systems in the UAE at the beginning of 2017.

Guarantees

Under applicable licenses granted by appropriate authorities, affiliates of RBSG hold three legacy guarantees entered into between 1998 and 2005, which support arrangements lawfully entered into by affiliates of RBSG customers with Iranian counterparties. These legacy guarantees are in favour of Iranian government-owned financial institutions. The affiliates of RBSG have made considerable efforts to exit and formally cancel the guarantees.

In 2017, one existing guarantee earned commission of EUR 96.00, and two existing guarantees received no revenue. A further guarantee, since cancelled, earned EUR 68.65 in 2017 as a claim handling charge.

Iranian Petroleum Industry

Section 13(r) of the Securities Exchange Act (as amended) requires disclosure of any knowing engagement in activity described in section 5 (a) or (b) of the Iran Sanctions Act, including significant investments in or transactions that could develop the Iranian petroleum or petrochemical sectors. In full compliance with applicable laws, and after discussions with relevant sanctions authorities, during 2017 an affiliate of RBSG maintained transactional banking facilities on behalf of a UK company in relation to its interest in a joint operating agreement with a company owned and controlled by the Government of Iran relating to a UK oil and gas field located in the North Sea.

Under authorisation from relevant sanctions authorities, the UK company was able to undertake all transactions and activities pertaining to the operation and production of the UK field, including the sale of gas, oil, condensate, natural gas liquids or other hydrocarbon products produced from the field.

Additional information

During 2017, affiliates of RBSG have also made and received a number of payments connected to the production, sale and transport of Iranian petroleum or related hydrocarbon products. Some of these transactions have involved Iranian government-owned entities and Iranian government-owned financial institutions. All such payments were made or received in compliance with applicable sanctions and under license.

The transactions described in connection with the Iranian petroleum industry above totalled 19 and resulted in less than the equivalent of £600 in gross revenue. Considering the processes in place to undertake such transactions, including enhanced due diligence processes, RBSG has not made any profit from these transactions.

During the course of 2018 it is expected that activity which RBSG currently facilitates connected to the UK oil and gas field located in the North Sea will continue, with a small number of payments being facilitated, culminating with an eventual wind down of this activity.

Memorandum and articles of association

The following information is a summary of certain terms of the Bank’s Memorandum of Association (the “Memorandum”) and Articles of Association (the “Articles”) as in effect at the date of this Annual Report and certain relevant provisions of the Companies Act 2006 (the “2006 Act”) where appropriate and as relevant to the holders of any class of share. The current Articles were adopted on 28 April 2010.

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

Directors’ interests

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

Additional information

If any dividend is not payable for the reasons described above, or if payment of any dividend would cause a breach of the UK Financial Services Authority’s capital adequacy requirements applicable to the Bank or its subsidiaries, none of that dividend will be declared or paid.

If the whole or part of any dividend on any non-cumulative preference share is not paid for any of the reasons, the directors will, as far as the law allows, allot and issue extra non-cumulative preference shares to the holders of those shares. The condition is that there must be an amount in the Bank’s profit and loss account, or in any of the Bank’s reserves (including any share premium account and capital redemption reserve), which can be used for paying up the full nominal value of extra non-cumulative preference share.

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

Redemption

Unless the directors determine, prior to allotment of any particular series of preference shares, that some or all of such series shall be non-redeemable, the preference shares will be redeemable at the option of the Bank on any date (a ‘Redemption Date’) which (subject to certain exceptions described in the terms of such shares) falls no earlier than such date (if any) as may be fixed by the directors, prior to allotment of such shares. On redemption, there shall be paid on each preference share the aggregate of its nominal amount together with any premium paid on issue, where applicable a redemption premium and accruals of dividend.

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

Conversion rights

If any preference shares are issued which can be converted into ordinary shares, or into any other class of shares which rank equally with, or behind, existing preference shares these are called ‘convertible preference shares’.

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

Limitations on rights to own shares

There are no limitations imposed by English Law or the Memorandum and Articles on the right of non-residents or foreign persons to hold or vote the Bank’s shares other than the limitations that would generally apply to all of the Bank’s shareholders.

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

Additional information

This summary does not address the tax consequences to a US Holder (i) that is resident in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their non-cumulative dollar preference shares or ADSs are held, used or acquired, or (iii) generally that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the Bank, nor does this summary address the tax consequences to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding non-cumulative dollar preference shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons liable for the alternative minimum tax, persons whose functional currency for US federal income tax purposes is not the US dollar, entities classified as partnerships for US federal income tax purposes or tax-exempt entities. This discussion does not address any aspect of the “Medicare contribution tax” on “net investment income”.

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

Preference shares or ADSs

Taxation of dividends

The Bank is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the Bank on a redemption or winding-up. US Holders who are not resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their non-cumulative dollar preference shares or ADSs are held, used or acquired will not be subject to UK tax in respect of dividends received.

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

Taxation of capital gains

Subject to the provisions set out in the next paragraph in relation to temporary non-residents, a US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on gains realised on the disposal of such holder’s non-cumulative dollar preference share or ADS.

An individual US Holder who has ceased to be resident for UK tax purposes in the UK for a period of less than five years of assessment and who disposes of a non-cumulative dollar preference share or ADS during that period may, for the year of assessment when that individual returns to the UK, be liable to UK taxation on chargeable gains arising during the period of absence, subject to any available exemption or relief.

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

Additional information

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

Abbreviations and acronyms

ABS	Asset-backed securities	ILAAP	Internal Liquidity Adequacy Assessment Process
AFS	Available-for-sale	IPV	Independent price verification
ALCo	Asset and Liability Management Committee	IRC	Incremental risk charge
AQ	Asset quality	IRHP	Interest rate hedge products
AT1	Additional Tier 1	L-SREP	Liquidity Supervisory Review and Evaluation Process
BCBS	Basel Committee on Banking Supervision	LAR	Loans and receivables
BoE	Bank of England	LCR	Liquidity coverage ratio
C&RA	Conduct & Regulatory Affairs	LIBOR	London Interbank Offered Rate
CDO	Collateralised debt obligation	LGD	Loss given default
CDS	Credit default swap	LTV	Loan-to-value
CEC	Control Environment Certification	MDA	Maximum distributable amount
CET1	Common equity tier 1	MREL	Minimum requirement for own funds and eligible liabilities
CIB	Corporate & Institutional Banking	NI	Northern Ireland
CLO	Collateralised loan obligation	NSFR	Net stable funding ratio
CPB	Commercial & Private Banking	NTIRR	Non-traded interest rate risk
CRD	Capital Requirements Directive	PD	Probability of default
CRE	Commercial real estate	PPI	Payment Protection Insurance
CVA	Credit valuation adjustment	PRA	Prudential Regulation Authority
EAD	Exposure at default	RBSG	The Royal Bank of Scotland Group plc
EBA	European Banking Authority	REIL	Risk elements in lending
EC	European Commission	RFB	Ring-fenced banking entities
ECB	European Central Bank	RMBS	Residential mortgage-backed securities
ECL	Expected credit losses	RNIV	Risks not In VaR
EMEA	Europe, the Middle East and Africa	ROI	Republic of Ireland
ERF	Executive Risk Forum	RoW	Rest of the World
EU	European Union	RWA	Risk-weighted asset
FCA	Financial Conduct Authority	SE	Structured entity
FSA	Financial Services Authority	SME	Small and medium-sized enterprise
FSB	Financial Stability Board	SVaR	Stressed value-at-risk
FSCS	Financial Services Compensation Scheme	TLAC	Total loss absorbing capacity
FVTPL	Fair value through profit or loss	UBI DAC	Ulster Bank Ireland Designated Activity Company
GDP	Gross domestic product	UK	United Kingdom
GSIB	Global systemically important bank	UKFI	UK Financial Investments Limited
HFT	Held-for-trading	UK PBB	UK Personal & Business Banking
HMT	HM Treasury	US/USA	United States of America
IAS	International Accounting Standards	VaR	Value-at-risk
IASB	International Accounting Standards Board
ICAAP	Internal Capital Adequacy Assessment Process
IFRS	International Financial Reporting Standards

The bank publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively

Glossary of terms

Arrears - the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be ‘in arrears’ when payments have not been made.

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

Glossary of terms

Counterparty credit risk - the risk that a counterparty defaults before the maturity of a derivative or sale and repurchase contract. In contrast to non-counterparty credit risk, the exposure to counterparty credit risk varies by reference to a market factor (e.g. interest rate, exchange rate, asset price).

Coverage ratio - impairment provisions as a percentage of impaired loans.

Covered bonds - debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.

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

Defined contribution plan/scheme - pension or other post-retirement benefit plan where the employer’s obligation is limited to its contributions to the fund.

Glossary of terms

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

Effective interest rate method - the effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

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

FICO score - a credit score calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer’s credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

Financial Conduct Authority (FCA) - the statutory body responsible for conduct of business regulation and supervision of UK authorised firms from 1 April 2013. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.

Financial Services Compensation Scheme (FSCS) - the UK’s statutory fund of last resort for customers of authorised financial services firms. It pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the financial services industry.

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

Glossary of terms

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

Individual liquidity guidance (ILG) - guidance from the PRA on a firm’s required quantity of liquidity resources and funding profile.

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

Glossary of terms

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

Principal offices

National Westminster Bank Plc

135 Bishopsgate

London EC2M 3UR

Ulster Bank Limited

11-16 Donegall Square East

Belfast BT1 5UB Northern Ireland

RBS Holdings USA Inc.

600 Washington Blvd

Stamford CT

06901 USA

Coutts & Company

440 Strand

London WC2R 0QS

Coutts & Co Ltd

Lerchenstrasse 18

Zurich

Lombard North Central PLC

280 Bishopsgate

London EC2M 4RB

Exhibit No.	Description

1.1

Articles of Association of National Westminster Bank Plc (previously filed and incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2010 (File No. 001-09266)).

4.1

Memorandum of Understanding between National Westminster Bank Plc and RBS Pension Trustee Limited, dated 26 January 2016 (previously filed and incorporated by reference to Exhibit 4.6 to the RBS Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2015 (File No. 1-10306)).

4.2

Standard Terms of Appointment for Non-Executive Directors (previously filed and incorporated by reference to filed as Exhibit 4.7 to the RBS Group’s Annual Report on Form 20-F for the fiscal year ended 31 December 2016 (File No. 1-10306)).

7.1	Statement regarding computation of ratio of earnings to fixed charges.

12.1	Certification of principal executive officer, required by Rule 13a-14(a).

12.2	Certification of principal financial officer, required by Rule 13a-14(a).

13.1	Certification required by Rule 13a-14(b).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Scheme

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

National Westminster Bank Plc Registrant

/s/ Ewen Stevenson

Ewen Stevenson

Chief Financial Officer

29 March 2018